Form 10-K, Exhibit 13
period 2007-12-31
US BANCORP \DE\
filed 2008-02-25
CIK 36104

Management’s Discussion and Analysis

OVERVIEW

In 2007, U.S. Bancorp and its subsidiaries (the “Company”) continued to demonstrate its financial strength and shareholder focus, despite a particularly challenging economic environment for the banking industry. Throughout 2007, the mortgage lending and homebuilding industries experienced stress resulting in higher delinquencies, net charge-offs and nonperforming loans for the industry, especially within the sub-prime mortgage sector. The financial markets experienced significant turbulence during the second half of 2007 as the impact of sub-prime mortgage delinquencies, defaults and foreclosures adversely affected investor confidence in a broad range of investment sectors and asset classes. Despite these challenges, the Company’s prudent credit culture, balance sheet strength and capital management enabled it to manage through the turbulent market conditions. The Company’s financial strength enabled it to remain focused on organic growth and investing in business initiatives that strengthen its presence and product offerings for customers. This focus over the past several years has created a well diversified business, generating strong fee-based revenues that represented over 50 percent of total net revenue in 2007. While net interest income declined in 2007 due to lower net interest margins, average earning assets increased 4.5 percent year-over-year, despite a very competitive credit environment in the first half of the year. By the end of 2007, the Company’s net interest margin was beginning to stabilize and average earning assets grew by 11.1 percent, on an annualized basis, in the fourth quarter, compared with the third quarter of 2007. The Company’s performance was also driven by the continued strong credit quality of the Company’s loan portfolios, despite stress in the mortgage lending and homebuilding industries and an anticipated increase in consumer charge-offs, primarily related to credit cards. The ratio of nonperforming assets to total loans and other real estate was .45 percent at December 31, 2007, compared with .41 percent at December 31, 2006. Total net charge-offs were .54 percent of average loans outstanding in 2007, compared with .39 percent in 2006. In 2008, credit quality within the industry is expected to continue to deteriorate. While the Company’s loan portfolios are not immune to these economic factors and will deteriorate somewhat, credit quality trends of the Company are expected to be manageable through the foreseeable business cycle. Finally, the Company’s efficiency ratio (the ratio of noninterest expense to taxable-equivalent net revenue excluding net securities gains or losses) was 49.3 percent in 2007, compared with 45.4 percent in 2006, and continues to be an industry leader. The Company’s ability to effectively manage its cost structure has provided a strategic advantage in this highly competitive environment. As a result of these factors, the Company achieved a return on average common equity of 21.3 percent in 2007.
The Company’s strong performance is also reflected in its capital levels and the favorable credit ratings assigned by various credit rating agencies. Equity capital of the Company continued to be strong at 5.1 percent of tangible assets at December 31, 2007, compared with 5.5 percent at December 31, 2006. The Company’s regulatory Tier 1 capital ratio was 8.3 percent at December 31, 2007, compared with 8.8 percent at December 31, 2006. In 2007, the Company’s credit ratings were upgraded by Standard & Poor’s Ratings Services. Credit ratings assigned by various credit rating agencies reflect the rating agencies’ recognition of the Company’s industry-leading earnings performance and credit risk profile.
In concert with this financial performance, the Company achieved its objective of returning at least 80 percent of earnings to shareholders in the form of dividends and share repurchases by returning 111 percent of 2007 earnings to shareholders. In December 2007, the Company increased its cash dividend by 6.3 percent from the dividend rate of the fourth quarter of 2006. During 2007, the Company continued to repurchase common shares under the share repurchase program announced in August 2006.
The Company’s financial and strategic objectives are unchanged from those goals that have enabled it to deliver industry-leading financial performance. While net income declined in 2007 and is expected to grow somewhat moderately in 2008, the Company’s financial objectives are to achieve 10 percent long-term growth in earnings per common share and a return on common equity of at least 20 percent. The Company will continue to focus on effectively managing credit quality and maintaining an acceptable level of credit and earnings volatility. The Company intends to achieve these financial objectives by providing high-quality customer service and continuing to make strategic investments in businesses that diversify and generate fee-based revenues, enhance the Company’s distribution network or expand its product offerings. Finally, the Company continues to target an 80 percent return of earnings to its shareholders through dividends or share repurchases.

Earnings Summary The Company reported net income of $4.3 billion in 2007, or $2.43 per diluted common share, compared with $4.8 billion, or $2.61 per diluted common

18  U.S. BANCORP

share, in 2006. Return on average assets and return on average common equity were 1.93 percent and 21.3 percent, respectively, in 2007, compared with returns of 2.23 percent and 23.6 percent, respectively, in 2006. The decline in the Company’s net income was driven by several significant items discussed below and management’s decision to further invest in payment services businesses, geographical presence, technology, relationship management and other customer service initiatives and product innovations. Also, credit losses increased in 2007 due to loan portfolio growth, somewhat higher levels of nonperforming assets from stress in the mortgage lending and homebuilding industries and deterioration in consumer credit quality experienced throughout the banking industry.

Table 1    SELECTED FINANCIAL DATA

Year Ended December 31
(Dollars and Shares in Millions, Except Per Share Data)	2007	2006	2005	2004	2003

Condensed Income Statement
Net interest income (taxable-equivalent basis) (a)	$6,764	$6,790	$7,088	$7,140	$7,217
Noninterest income	7,157	6,832	6,151	5,624	5,068
Securities gains (losses), net	15	14	(106)	(105)	245

Total net revenue	13,936	13,636	13,133	12,659	12,530
Noninterest expense	6,862	6,180	5,863	5,785	5,597
Provision for credit losses	792	544	666	669	1,254

Income from continuing operations before taxes	6,282	6,912	6,604	6,205	5,679
Taxable-equivalent adjustment	75	49	33	29	28
Applicable income taxes	1,883	2,112	2,082	2,009	1,941

Income from continuing operations	4,324	4,751	4,489	4,167	3,710
Discontinued operations (after-tax)	–	–	–	–	23

Net income	$4,324	$4,751	$4,489	$4,167	$3,733

Net income applicable to common equity	$4,264	$4,703	$4,489	$4,167	$3,733

Per Common Share
Earnings per share from continuing operations	$2.46	$2.64	$2.45	$2.21	$1.93
Diluted earnings per share from continuing operations	2.43	2.61	2.42	2.18	1.92
Earnings per share	2.46	2.64	2.45	2.21	1.94
Diluted earnings per share	2.43	2.61	2.42	2.18	1.93
Dividends declared per share	1.625	1.390	1.230	1.020	.855
Book value per share	11.60	11.44	11.07	10.52	10.01
Market value per share	31.74	36.19	29.89	31.32	29.78
Average common shares outstanding	1,735	1,778	1,831	1,887	1,924
Average diluted common shares outstanding	1,758	1,804	1,857	1,913	1,936
Financial Ratios
Return on average assets	1.93%	2.23%	2.21%	2.17%	1.99%
Return on average common equity	21.3	23.6	22.5	21.4	19.2
Net interest margin (taxable-equivalent basis) (a)	3.47	3.65	3.97	4.25	4.49
Efficiency ratio (b)	49.3	45.4	44.3	45.3	45.6
Average Balances
Loans	$147,348	$140,601	$131,610	$120,670	$116,937
Loans held for sale	4,298	3,663	3,290	3,079	5,041
Investment securities	41,313	39,961	42,103	43,009	37,248
Earning assets	194,683	186,231	178,425	168,123	160,808
Assets	223,621	213,512	203,198	191,593	187,630
Noninterest-bearing deposits	27,364	28,755	29,229	29,816	31,715
Deposits	121,075	120,589	121,001	116,222	116,553
Short-term borrowings	28,925	24,422	19,382	14,534	10,503
Long-term debt	44,560	40,357	36,141	35,115	33,663
Shareholders’ equity	20,997	20,710	19,953	19,459	19,393
Period End Balances
Loans	$153,827	$143,597	$136,462	$124,941	$116,811
Allowance for credit losses	2,260	2,256	2,251	2,269	2,369
Investment securities	43,116	40,117	39,768	41,481	43,334
Assets	237,615	219,232	209,465	195,104	189,471
Deposits	131,445	124,882	124,709	120,741	119,052
Long-term debt	43,440	37,602	37,069	34,739	33,816
Shareholders’ equity	21,046	21,197	20,086	19,539	19,242
Regulatory capital ratios
Tier 1 capital	8.3%	8.8%	8.2%	8.6%	9.1%
Total risk-based capital	12.2	12.6	12.5	13.1	13.6
Leverage	7.9	8.2	7.6	7.9	8.0
Tangible common equity	5.1	5.5	5.9	6.4	6.5

(a)	Presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.
(b)	Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding securities gains (losses), net.

U.S. BANCORP  19

Total net revenue, on a taxable-equivalent basis for 2007, was $300 million (2.2 percent) higher than 2006, primarily reflecting a 4.8 percent increase in noninterest income, partially offset by a .4 percent decline in net interest income from a year ago. Noninterest income growth was driven primarily by organic growth in fee-based revenue of 8.6 percent, muted somewhat by $107 million of market valuation losses related to securities purchased during 2007 from certain money market funds managed by an affiliate. Refer to the “Market Risk Management” section for further information on securities purchased from certain money market funds managed by an affiliate. The fee-based revenue growth was further offset by the net favorable impact in 2006 of $142 million from several previously reported items, including a $50 million gain related to certain derivatives, $67 million of gains from the initial public offering and subsequent sale of equity interests in a cardholder association, a $52 million gain from the sale of a 401(k) defined contribution recordkeeping business and a $10 million gain related to a favorable settlement in the merchant processing business, offset by a $37 million reduction in mortgage banking revenue due principally to the adoption of fair value accounting for mortgage servicing rights (“MSRs”). The modest decline in net interest income reflected growth in average earning assets, more than offset by a lower net interest margin. In 2007, average earning assets increased $8.5 billion (4.5 percent), compared with 2006, primarily due to growth in total average loans of $6.7 billion (4.8 percent) and investment securities of $1.4 billion (3.4 percent). The net interest margin in 2007 was 3.47 percent, compared with 3.65 percent in 2006. The year-over-year decline in net interest margin reflected lower credit spreads given the competitive environment, a flat yield curve during early 2007 and lower net free funds relative to a year ago. In addition, funding costs were higher as rates paid on interest-bearing deposits increased and the funding mix continued to shift toward higher cost deposits and wholesale funding sources. These adverse factors impacting the net interest margin were offset somewhat by higher loan fees.
Total noninterest expense in 2007 increased $682 million (11.0 percent), compared with 2006, representing an efficiency ratio of 49.3 percent in 2007, compared with 45.4 percent in 2006. The increase included $330 million of charges recognized in 2007 for the Company’s proportionate share of a contingent obligation to indemnify Visa Inc. for certain litigation matters, including the settlement between Visa U.S.A. Inc. and American Express (collectively “Visa Charge”). For more information on the Visa Charge, refer to Note 21 of the Notes to Consolidated Financial Statements. Additionally, the increase in noninterest expense was caused by specific management decisions to make further investments in revenue-enhancing business initiatives designed to expand the Company’s geographical presence, strengthen corporate and commercial banking relationship management, capitalize on current product offerings, further improve technology and support innovation of products and services for customers. Growth in expenses from a year ago also included costs related to acquired payments businesses, investments in affordable housing and other tax-advantaged products, an increase in credit-related costs for other real estate owned and collection activities, and an increase in merchant airline processing expenses primarily due to sales volumes and business expansion with a major airline. The increase in these costs was partially offset by a $33 million debt prepayment charge recorded in 2006.
The provision for credit losses was $792 million for 2007, an increase of $248 million (45.6 percent) from 2006, reflecting growth in credit card accounts, increasing retail loan delinquencies and higher commercial and consumer credit losses from a year ago. In addition, the provision for credit losses in 2006 partially reflected the favorable residual impact on net charge-offs, principally for credit cards and other retail charge-offs, resulting from changes in bankruptcy laws enacted in the fourth quarter of 2005.

STATEMENT OF INCOME ANALYSIS

Net Interest Income Net interest income, on a taxable-equivalent basis, was $6.8 billion in 2007, $6.8 billion in 2006 and $7.1 billion in 2005. Average earning assets were $194.7 billion for 2007, compared with $186.2 billion and $178.4 billion for 2006 and 2005, respectively. The $8.5 billion (4.5 percent) increase in average earning assets for 2007, compared with 2006, was primarily driven by growth in total average loans of $6.7 billion (4.8 percent) and average investment securities of $1.4 billion (3.4 percent). The positive impact on net interest income from growth in earning assets was more than offset by a lower net interest margin from a year ago. The net interest margin in 2007 was 3.47 percent, compared with 3.65 percent and 3.97 percent in 2006 and 2005, respectively. The 18 basis point decline in 2007 net interest margin, compared with 2006, reflected the competitive business environment in 2007, the impact of a flat yield curve during the first half of the year and declining net free funds relative to a year ago. Compared with 2006, credit spreads tightened by approximately 6 basis points across most lending products due to competitive loan pricing. The reduction in net free funds was primarily due to a decline in non-interest bearing deposits, an investment in bank-owned life insurance, share repurchases through mid-third quarter 2007 and the impact of acquisitions. In addition, funding costs were higher as rates paid on interest-bearing deposits

20  U.S. BANCORP

Table 2    ANALYSIS OF NET INTEREST INCOME

				2007	2006
(Dollars in Millions)	2007	2006	2005	v 2006	v 2005
Components of Net Interest Income
Income on earning assets (taxable-equivalent basis) (a)	$13,309	$12,351	$10,584	$958	$1,767
Expense on interest-bearing liabilities (taxable-equivalent basis)	6,545	5,561	3,496	984	2,065

Net interest income (taxable-equivalent basis)	$6,764	$6,790	$7,088	$(26)	$(298)

Net interest income, as reported	$6,689	$6,741	$7,055	$(52)	$(314)

Average Yields and Rates Paid
Earning assets yield (taxable-equivalent basis)	6.84%	6.63%	5.93%	.21%	.70%
Rate paid on interest-bearing liabilities (taxable-equivalent basis)	3.91	3.55	2.37	.36	1.18

Gross interest margin (taxable-equivalent basis)	2.93%	3.08%	3.56%	(.15)%	(.48)%

Net interest margin (taxable-equivalent basis)	3.47%	3.65%	3.97%	(.18)%	(.32)%

Average Balances
Investment securities	$41,313	$39,961	$42,103	$1,352	$(2,142)
Loans	147,348	140,601	131,610	6,747	8,991
Earning assets	194,683	186,231	178,425	8,452	7,806
Interest-bearing liabilities	167,196	156,613	147,295	10,583	9,318
Net free funds (b)	27,487	29,618	31,130	(2,131)	(1,512)

(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a federal tax rate of 35 percent.
(b)	Represents noninterest-bearing deposits, allowance for loan losses, unrealized gain (loss) on available-for-sale securities, non-earning assets, other noninterest-bearing liabilities and equity.

increased and the funding mix continued to shift toward higher cost deposits and other funding sources. An increase in loan fees partially offset these factors. During the second half of 2007, the financial markets experienced significant turbulence as the impact of sub-prime mortgage delinquencies, defaults and foreclosures adversely affected investor confidence in a broad range of investment sectors and asset classes. In response to certain liquidity disruptions, the increasing risk of a credit crunch and other economic factors, the Federal Reserve Bank began to reduce interest rates beginning in September 2007, in an effort to stimulate the economy and restore investor confidence in the financial markets. Since that time, the target Federal Fund rate declined 100 basis points through year-end and another 125 basis points during January 2008. If the Federal Reserve Bank leaves rates unchanged from the current Federal Funds rate of 3.00 percent, the Company would expect the net interest margin to remain relatively stable at levels similar to 2007. This outlook is based on expectations that credit spreads will improve slightly, higher yielding retail loans will continue to grow, funding and liquidity in the overnight financial markets will normalize and the Company will resume its share repurchase program after the first quarter of 2008.
Average loans in 2007 were $6.7 billion (4.8 percent) higher than 2006, driven by growth in retail loans, commercial loans and residential mortgages of $3.5 billion (7.7 percent), $2.4 billion (5.2 percent) and $1.0 billion (4.9 percent), respectively, partially offset by a modest decline in commercial real estate loans of $.2 billion (.6 percent). The favorable change in average retail loans included strong growth in credit card balances of 25.4 percent as a result of growth in branch originated, co-branded and financial institution partner portfolios. Average installment loans, including automobile loans, increased 11.2 percent from a year ago. Average home equity loans increased at a more moderate growth rate of 5.1 percent, impacted somewhat by the changing trends in residential home valuations, while retail leasing balances declined approximately 8.4 percent from a year ago. The increase in average commercial loans was principally due to growth in corporate and industrial lending, equipment leasing and corporate payments product offerings. The decline in average commercial real estate balances reflected customer refinancing activities in the capital markets during the first half of 2007, a decision by the Company to reduce condominium construction financing and the impact of a economic slowdown in residential homebuilding since 2006.
Average investment securities were $1.4 billion (3.4 percent) higher in 2007, compared with 2006. The increase principally reflected higher balances in the municipal securities portfolio and the purchase in the fourth quarter of 2007 of securities from certain money market funds managed by an affiliate. This increase was partially offset by a reduction in mortgage-backed assets due to prepayments. Refer to the “Interest Rate Risk Management” section for further information on the sensitivity of net interest income to changes in interest rates.
Average noninterest-bearing deposits in 2007 were $1.4 billion (4.8 percent) lower than 2006. The year-over-

U.S. BANCORP  21

Table 3    NET INTEREST INCOME — CHANGES DUE TO RATE AND VOLUME (a)

	2007 v 2006			2006 v 2005
(Dollars in Millions)	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total

Increase (decrease) in
Interest Income
Investment securities	$70	$106	$176	$(100)	$201	$101
Loans held for sale	41	–	41	20	35	55

Loans
Commercial	155	19	174	164	304	468
Commercial real estate	(12)	(13)	(25)	51	249	300
Residential mortgages	60	70	130	167	56	223
Retail	279	199	478	167	410	577

Total loans	482	275	757	549	1,019	1,568
Other earning assets	(22)	6	(16)	45	(2)	43

Total earning assets	571	387	958	514	1,253	1,767
Interest Expense
Interest-bearing deposits
Interest checking	25	93	118	5	93	98
Money market savings	(28)	110	82	(32)	243	211
Savings accounts	(1)	1	–	(1)	5	4
Time certificates of deposit less than $100,000	34	86	120	17	118	135
Time deposits greater than $100,000	2	43	45	51	331	382

Total interest-bearing deposits	32	333	365	40	790	830
Short-term borrowings	229	60	289	179	373	552
Long-term debt	201	129	330	145	538	683

Total interest-bearing liabilities	462	522	984	364	1,701	2,065

Increase (decrease) in net interest income	$109	$(135)	$(26)	$150	$(448)	$(298)

(a)	This table shows the components of the change in net interest income by volume and rate on a taxable-equivalent basis utilizing a tax rate of 35 percent. This table does not take into account the level of noninterest-bearing funding, nor does it fully reflect changes in the mix of assets and liabilities. The change in interest not solely due to changes in volume or rates has been allocated on a pro-rata basis to volume and yield/rate.

year decrease reflected a decline in personal and business demand deposits, partially offset by higher trust deposits. The decline in personal demand deposit balances occurred within the Consumer Banking business line. The decline in business demand deposits occurred within most business lines as business customers utilized deposit balances to fund business growth and meet other liquidity requirements.
Average total savings products increased $.9 billion (1.7 percent) in 2007, compared with 2006, as increases in interest checking balances more than offset declines in money market and savings balances, primarily within Consumer Banking. Interest checking balances increased $2.6 billion (10.9 percent) in 2007, compared with 2006, due to higher broker-dealer, government and institutional trust balances. Average money market savings balances declined year-over-year by $1.3 billion (5.0 percent) as a result of the Company’s deposit pricing decisions for money market products in relation to other fixed-rate deposit products. During 2007, a portion of branch-based money market savings accounts migrated to fixed-rate time certificates, as customers took advantage of higher interest rates for these products.
Average time certificates of deposit less than $100,000 were $.9 billion (6.5 percent) higher in 2007, compared with 2006. The year-over-year growth in time certificates less than $100,000 was primarily due to branch-based time deposits, reflecting customer migration to higher rate deposit products and pricing decisions for these products. Average time deposits greater than $100,000 were basically unchanged in 2007, compared with 2006. Time deposits greater than $100,000 are largely viewed as purchased funds and are managed at levels deemed appropriate, given alternative funding sources.
The decline in net interest income in 2006, compared with 2005, reflected growth in average earning assets, more than offset by a lower net interest margin. The $7.8 billion (4.4 percent) increase in average earning assets for 2006, compared with 2005, was primarily driven by growth in average loans, partially offset by a decrease in average investment securities. The 32 basis point decline in net interest margin in 2006, compared with 2005, reflected the competitive lending environment and the impact of a flatter yield curve. The net interest margin also declined due to funding incremental asset growth with higher cost wholesale funding, share repurchases and asset/liability decisions. An

22  U.S. BANCORP

increase in the margin benefit of net free funds and loan fees partially offset these factors.
Average loans in 2006 were higher by $9.0 billion (6.8 percent), compared with 2005, driven by growth in residential mortgages, commercial loans and retail loans. Average investment securities were $2.1 billion (5.1 percent) lower in 2006, compared with 2005, principally reflecting asset/liability management decisions to reduce the focus on residential mortgage-backed assets given the rising interest rate environment in 2006 and the mix of loan growth experienced by the Company. Average noninterest-bearing deposits in 2006 were $.5 billion (1.6 percent) lower than in 2005. The year-over-year decrease reflected a decline in personal and business demand deposits, partially offset by higher corporate trust deposits resulting from acquisitions. Average total savings products declined $2.1 billion (3.6 percent) in 2006, compared with 2005, due to reductions in average money market savings and other savings accounts, partially offset by an increase in interest checking balances. Average money market savings account balances declined from 2005 to 2006 by $2.6 billion (9.0 percent), primarily due to a decline in branch-based balances. The decline was primarily the result of the Company’s deposit pricing decisions for money market products in relation to other fixed-rate deposit products offered. During 2006, a portion of branch-based money market savings balances migrated to fixed-rate time certificates to take advantage of higher interest rates for these products. Average time certificates of deposit less than $100,000 and average time deposits greater than $100,000 grew $.6 billion (4.3 percent) and $1.6 billion (7.7 percent), respectively, in 2006 compared with 2005, primarily driven by the migration of money market balances within the Consumer Banking and Wealth Management & Securities Services business lines, as customers migrated balances to higher rate deposits.

Provision for Credit Losses The provision for credit losses is recorded to bring the allowance for credit losses to a level deemed appropriate by management, based on factors discussed in the “Analysis and Determination of Allowance for Credit Losses” section.
In 2007, the provision for credit losses was $792 million, compared with $544 million and $666 million in 2006 and 2005, respectively. The $248 million (45.6 percent) increase in the provision for credit losses in 2007 reflected growth in credit card accounts, increasing loan delinquencies and nonperforming loans, and higher commercial and consumer credit losses from a year ago. In addition, the provision for 2006 partially reflected the favorable residual impact on net charge-offs, principally for credit cards and other retail charge-offs, resulting from changes in bankruptcy laws enacted in the fourth quarter of 2005. Nonperforming loans increased $87 million (18.5 percent) from December 31, 2006, as a result of stress in condominium and other residential home construction. Accruing loans ninety days past due increased $235 million (67.3 percent), primarily related to residential mortgages, credit cards and home equity loans. Restructured loans that continue to accrue interest increased $127 million (31.3 percent), reflecting the impact of programs for certain credit card and sub-prime residential mortgage customers in light of current economic conditions. Net charge-offs increased $248 million (45.6 percent) from 2006, primarily due to an anticipated increase in consumer charge-offs principally related to growth in credit card balances, and somewhat higher commercial loan net charge-offs. In addition, net charge-offs were lower during 2006, reflecting the beneficial impact of bankruptcy legislation that went into effect during the fourth quarter of 2005.
The $122 million (18.3 percent) decrease in the provision for credit losses in 2006, compared with 2005, reflected stable credit quality in 2006 and the adverse impact in the fourth quarter of 2005 on net charge-offs from changes in bankruptcy laws enacted in 2005. Nonperforming loans, principally reflecting favorable changes in the quality of commercial loans, declined $74 million from December 31, 2005. However, accruing loans ninety days past due and restructured loans that continue to accrue interest increased by $186 million over this same period. Net charge-offs declined $141 million from 2005, principally due to the impact of changes in bankruptcy laws that went into effect during the fourth quarter of 2005. In 2005, approximately $64 million of incremental net charge-offs occurred due to the change in bankruptcy laws and a separate policy change related to overdraft balances. As a result of these changes, bankruptcy charge-offs were lower in 2006, while customers experiencing credit deterioration migrated further through contractual delinquencies. Refer to “Corporate Risk Profile” for further information on the provision for credit losses, net charge-offs, nonperforming assets and other factors considered by the Company in assessing the credit quality of the loan portfolio and establishing the allowance for credit losses.

Noninterest Income Noninterest income in 2007 was $7.2 billion, compared with $6.8 billion in 2006 and $6.0 billion in 2005. The $326 million (4.8 percent) increase in 2007 over 2006, was driven by strong organic fee-based revenue growth (8.6 percent) in most fee categories, offset somewhat by the $107 million in valuation losses related to securities purchased from certain money market funds managed by an affiliate. Additionally, 2006 included several significant items representing approximately $142 million of incremental revenue, including: higher trading income related to gains from the termination of certain interest rate swaps, equity gains from the initial public offering and

U.S. BANCORP  23

Table 4    NONINTEREST INCOME

				2007	2006
(Dollars in Millions)	2007	2006	2005	v 2006	v 2005
Credit and debit card revenue	$949	$800	$713	18.6%	12.2%
Corporate payment products revenue	631	557	488	13.3	14.1
ATM processing services	245	243	229	.8	6.1
Merchant processing services	1,101	963	770	14.3	25.1
Trust and investment management fees	1,339	1,235	1,009	8.4	22.4
Deposit service charges	1,058	1,023	928	3.4	10.2
Treasury management fees	472	441	437	7.0	.9
Commercial products revenue	433	415	400	4.3	3.8
Mortgage banking revenue	259	192	432	34.9	(55.6)
Investment products fees and commissions	146	150	152	(2.7)	(1.3)
Securities gains (losses), net	15	14	(106)	7.1	*
Other	524	813	593	(35.5)	37.1

Total noninterest income	$7,172	$6,846	$6,045	4.8%	13.3%

*	Not meaningful

subsequent sale of the equity interests in a cardholder association, a gain on the sale of a 401(k) defined contribution recordkeeping business, and a favorable settlement in the merchant processing business, offset by lower mortgage banking revenue due to adopting fair value accounting standards for MSRs.
The growth in credit and debit card revenue of 18.6 percent was primarily driven by an increase in customer accounts and higher customer transaction volumes from a year ago. The increase coincides with the strong organic growth in credit card balances during the year. The corporate payment products revenue growth of 13.3 percent reflected growth in customer sales volumes and card usage, and the impact of an acquired business. Merchant processing services revenue was 14.3 percent higher in 2007, compared with 2006, reflecting an increase in customers and sales volumes on both a domestic and global basis. Trust and investment management fees increased 8.4 percent primarily due to core account growth and favorable equity market conditions during the year. Deposit service charges were 3.4 percent higher year-over-year due primarily to increased transaction-related fees and the impact of continued growth in net new checking accounts. This growth in deposit account-related revenue was muted somewhat as service charges, traditionally reflected in this fee category, continued to migrate to yield-related loan fees as customers utilized new consumer products. Treasury management fees increased 7.0 percent over the prior year due, in part, to new customer account growth, new product offerings and higher transaction volumes. Commercial products revenue increased 4.3 percent over the prior year due to higher syndication fees, and foreign exchange and commercial leasing revenue. Mortgage banking revenue increased 34.9 percent in 2007, compared with 2006, due to an increase in mortgage originations and servicing income, partially offset by an adverse net change in the valuation of MSRs and related economic hedging activities given changing interest rates. In 2006, mortgage banking revenue included a valuation loss of $37 million related to the adoption of fair value accounting for MSRs.
Growth in these fee-based revenue categories was partially offset by slightly lower investment products fees and commissions and a decline in other income. The 35.5 percent reduction of other revenue in 2007, compared with 2006, included $107 million in valuation losses recognized in 2007, related to securities purchased from certain money market funds managed by an affiliate. In addition, 2006 results reflected a $52 million gain on the sale of a 401(k) defined contribution recordkeeping business, $67 million of gains on the initial public offering and subsequent sale of the equity interests in a cardholder association, a $10 million favorable legal settlement within the merchant processing business and a $50 million trading gain related to terminating certain interest rate swaps.
The $801 million (13.3 percent) increase in 2006 over 2005, was driven by organic business growth in several fee categories, expansion in trust and payment processing businesses, a favorable change of $120 million in net securities gains (losses) and other gains recorded in 2006 of $179 million. These included the gains from terminated interest rate swaps, equity gains from the initial public offering and subsequent sale of the equity interests in a cardholder association, gains from the sale of a 401(k) defined contribution recordkeeping business and a favorable legal settlement in the merchant processing business. The growth in credit and debit card revenue was principally driven by higher customer transaction sales volumes and fees related to cash advances, balance transfers and over-limit positions. The corporate payment products revenue growth reflected organic growth in sales volumes and card usage, enhancements in product pricing and acquired business expansion. ATM processing services revenue was higher due

24  U.S. BANCORP

to an ATM business acquisition in May 2005. Merchant processing services revenue reflected an increase in sales volume driven by acquisitions, higher same store sales, new merchant signings and associated equipment fees. The increase in trust and investment management fees was primarily due to organic customer account growth, improving asset management fees given favorable equity market conditions, and incremental revenue generated by acquisitions of corporate and institutional trust businesses. Deposit service charges grew due to increased transaction-related fees and the impact of net new checking accounts. Mortgage banking revenue declined primarily due to the adoption of fair value accounting for MSRs. Other income increased primarily due to the notable asset gains previously discussed.

Noninterest Expense Noninterest expense in 2007 was $6.9 billion, compared with $6.2 billion and $5.9 billion in 2006 and 2005, respectively. The Company’s efficiency ratio increased to 49.3 percent in 2007 from 45.4 percent in 2006. The change in the efficiency ratio and the $682 million (11.0 percent) increase in noninterest expenses in 2007, compared with 2006, was principally due to a $330 million Visa Charge recognized in 2007 for the contingent obligation for certain Visa U.S.A. Inc. litigation matters. The remaining expense increase was principally related to higher credit costs, incremental growth in tax-advantaged projects or specific management investment in revenue-enhancing business initiatives designed to expand the Company’s geographical presence, strengthen corporate and commercial banking relationship management, capitalize on current product offerings, further improve technology and support innovation of products and services for customers. The impact of these factors was reflected in various expense categories.
Compensation expense was 5.1 percent higher year-over-year primarily due to investment in personnel within the branch distribution network, Wholesale Banking and Payment Services in connection with various business initiatives, including the Company’s PowerBank initiative with Consumer Banking, expanding its corporate banking team, enhancing relationship management processes and supporting organic business growth and acquired businesses. Employee benefits expense increased 2.7 percent year-over-year as higher medical costs were partially offset by lower pension costs. Net occupancy and equipment expense increased 3.9 percent primarily due to bank acquisitions and investments in branches. Professional services expense was 17.1 percent higher due to revenue enhancing business initiatives, higher litigation-related costs, and higher legal fees associated with the establishment of a bank charter in Ireland to support pan-European payment processing. Marketing and business development expense increased 11.5 percent over the prior year due to higher customer promotion, solicitation and advertising activities. Postage, printing and supplies increased 6.8 percent due to increasing customer promotional mailings and changes in postal rates from a year ago. Other intangibles expense increased 5.9 percent year-over-year due to recent acquisitions in Consumer Banking, Wealth Management & Securities Services and Payment Services. Other expense increased $444 million (46.6 percent) over the prior year primarily due to the $330 million Visa Charge, higher costs related to affordable housing and other tax-advantaged investments, an increase in merchant processing expenses to support organic growth in Payment Services, integration expenses related to recent acquisitions and higher credit-related costs for other real estate owned and loan collection activities. These increases were partially offset by $33 million of debt prepayment charges recorded during 2006.
The $317 million (5.4 percent) increase in noninterest expenses in 2006, compared with 2005, was primarily driven by incremental operating and business integration costs associated with acquisitions, increased pension costs and higher expense related to certain tax-advantaged

Table 5    NONINTEREST EXPENSE

				2007	2006
(Dollars in Millions)	2007	2006	2005	v 2006	v 2005
Compensation	$2,640	$2,513	$2,383	5.1%	5.5%
Employee benefits	494	481	431	2.7	11.6
Net occupancy and equipment	686	660	641	3.9	3.0
Professional services	233	199	166	17.1	19.9
Marketing and business development	242	217	235	11.5	(7.7)
Technology and communications	512	505	466	1.4	8.4
Postage, printing and supplies	283	265	255	6.8	3.9
Other intangibles	376	355	458	5.9	(22.5)
Debt prepayment	–	33	54	*	(38.9)
Other (a)	1,396	952	774	46.6	23.0

Total noninterest expense	$6,862	$6,180	$5,863	11.0%	5.4%

Efficiency ratio (b)	49.3%	45.4%	44.3%

(a)	Included in other expense in 2007 was a $330 million charge related to the Company’s contingent obligation to Visa U.S.A. Inc for indemnification of certain litigation matters.
(b)	Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding securities gains (losses), net.
*	Not meaningful

U.S. BANCORP  25

investments. This was partially offset by a reduction in other intangibles expense and lower debt prepayment charges in 2006. Compensation expense was higher primarily due to corporate and institutional trust and payments processing acquisitions and other growth initiatives undertaken by the Company. Employee benefits increased primarily as a result of higher pension expense. Net occupancy and equipment expense increased primarily due to business expansion. Professional services expense was higher primarily due to revenue enhancement-related business initiatives and higher legal costs. Technology and communications expense rose, reflecting higher outside data processing expense principally associated with expanding a prepaid gift card program and acquisitions. Other intangibles expense decreased in connection with the adoption of fair value accounting for MSRs in 2006, and the impact of eliminating the amortization and related impairments or reparations of these servicing rights. Debt prepayment charges declined from 2005 and were related to longer-term callable debt that was prepaid by the Company as part of asset/liability decisions to improve funding costs and reposition the Company’s interest rate risk position. Other expense increased primarily due to increased investments in tax-advantaged projects and business integration costs.

Pension Plans Because of the long-term nature of pension plans, the administration and accounting for pensions is complex and can be impacted by several factors, including investment and funding policies, accounting methods and the plans’ actuarial assumptions. Refer to Note 16 of the Notes to Consolidated Financial Statements for further information on funding practices, investment policies and asset allocation strategies.
The Company’s pension accounting policy follows generally accepted accounting standards and reflects the long-term nature of benefit obligations and the investment horizon of plan assets. Actuarial gains and losses include the impact of plan amendments and various unrecognized gains and losses related to differences in actual plan experience compared with actuarial assumptions, which are deferred and amortized over the future service periods of active employees. The actuarially derived market-related value utilized to determine the expected return on plan assets is based on fair value, adjusted for the difference between expected returns and actual performance of plan assets. The unrealized difference between actual experience and expected returns is included in the actuarially derived market-related value and amortized as a component of pension expense ratably over a five-year period. At September 30, 2007, this accumulated unrecognized gain approximated $358 million, compared with $249 million at September 30, 2006. The impact on pension expense of the unrecognized asset gains will incrementally decrease pension costs in each year from 2008 to 2012, by approximately $38 million, $29 million, $24 million, $15 million and $12 million, respectively. This assumes that the performance of plan assets in 2008 and beyond equals the assumed long-term rate of return (“LTROR”). Actual results will vary depending on the performance of plan assets and changes to assumptions required in the future. Refer to Note 1 of the Notes to Consolidated Financial Statements for further discussion of the Company’s accounting policies for pension plans.
In 2008, the Company anticipates that pension costs will decrease by approximately $36 million. The decrease will be primarily driven by utilizing a higher discount rate and amortization of unrecognized actuarial gains from prior years, accounting for approximately $14 million and $37 million of the anticipated decrease, respectively, partially offset by a $15 million increase related to a change in the assumption of future salary growth.
Due to the complexity of forecasting pension plan activities, the accounting method utilized for pension plans, management’s ability to respond to factors impacting the plans and the hypothetical nature of this information, the actual changes in periodic pension costs could be different than the information provided in the sensitivity analysis below.

Note 16 of the Notes to Consolidated Financial Statements provides a summary of the significant pension plan assumptions. Because of the subjective nature of plan assumptions, a sensitivity analysis to hypothetical changes in the LTROR and the discount rate is provided below:

		Base
LTROR (Dollars in Millions)	7.9%	8.9%	9.9%

Incremental benefit (cost)	$(25)	$–	$25
Percent of 2007 net income	(.36)%	–%	.36%

		Base
Discount Rate (Dollars in Millions)	5.3%	6.3%	7.3%

Incremental benefit (cost)	$(56)	$–	$42
Percent of 2007 net income	(.80)%	–%	.60%

Income Tax Expense The provision for income taxes was $1,883 million (an effective rate of 30.3 percent) in 2007, compared with $2,112 million (an effective rate of 30.8 percent) in 2006 and $2,082 million (an effective rate of 31.7 percent) in 2005. The decrease in the effective tax rate from 2006 primarily reflected higher tax exempt income from investment securities and insurance products as well as incremental tax credits from affordable housing and other tax-advantaged investments.
Included in 2006 was a reduction of income tax expense of $61 million related to the resolution of federal income tax examinations covering substantially all of the Company’s legal entities for all years through 2004 and $22 million related to certain state examinations. Included in the determination of income taxes for 2005 was a reduction

26  U.S. BANCORP

of income tax expense of $94 million related to the resolution of income tax examinations. The Company anticipates that its effective tax rate for the foreseeable future will remain stable relative to the full year rate for 2007 of 30.3 percent of pretax earnings.
For further information on income taxes, refer to Note 18 of the Notes to Consolidated Financial Statements.

BALANCE SHEET ANALYSIS

Average earning assets were $194.7 billion in 2007, compared with $186.2 billion in 2006. The increase in average earning assets of $8.5 billion (4.5 percent) was due to growth in total average loans (4.8 percent), investment securities (3.4 percent) and loans held-for-sale (17.3 percent), partially offset by slightly lower trading and other earning assets. The change in total average earning assets was principally funded by increases in wholesale funding.
For average balance information, refer to Consolidated Daily Average Balance Sheet and Related Yields and Rates on pages 112 and 113.

Loans The Company’s loan portfolio was $153.8 billion at December 31, 2007, an increase of $10.2 billion (7.1 percent) from December 31, 2006. The increase was driven by growth in all major loan categories with strong growth in commercial loans (10.6 percent), retail loans (6.9 percent), and residential mortgages (7.0 percent) and more moderate

Table 6    LOAN PORTFOLIO DISTRIBUTION

	2007		2006		2005		2004		2003
		Percent		Percent		Percent		Percent		Percent
At December 31 (Dollars in Millions)	Amount	of Total	Amount	of Total	Amount	of Total	Amount	of Total	Amount	of Total
Commercial
Commercial	$44,832	29.1%	$40,640	28.3%	$37,844	27.7%	$35,210	28.2%	$33,536	28.7%
Lease financing	6,242	4.1	5,550	3.9	5,098	3.7	4,963	4.0	4,990	4.3

Total commercial	51,074	33.2	46,190	32.2	42,942	31.4	40,173	32.2	38,526	33.0
Commercial Real Estate
Commercial mortgages	20,146	13.1	19,711	13.7	20,272	14.9	20,315	16.3	20,624	17.6
Construction and development	9,061	5.9	8,934	6.2	8,191	6.0	7,270	5.8	6,618	5.7

Total commercial real estate	29,207	19.0	28,645	19.9	28,463	20.9	27,585	22.1	27,242	23.3
Residential Mortgages
Residential mortgages	17,099	11.1	15,316	10.7	14,538	10.7	9,722	7.8	7,332	6.3
Home equity loans, first liens	5,683	3.7	5,969	4.1	6,192	4.5	5,645	4.5	6,125	5.2

Total residential mortgages	22,782	14.8	21,285	14.8	20,730	15.2	15,367	12.3	13,457	11.5
Retail
Credit card	10,956	7.1	8,670	6.0	7,137	5.2	6,603	5.3	5,933	5.1
Retail leasing	5,969	3.9	6,960	4.9	7,338	5.4	7,166	5.7	6,029	5.2
Home equity and second mortgages	16,441	10.7	15,523	10.8	14,979	11.0	14,851	11.9	13,210	11.3
Other retail
Revolving credit	2,731	1.8	2,563	1.8	2,504	1.8	2,541	2.0	2,540	2.2
Installment	5,246	3.4	4,478	3.1	3,582	2.6	2,767	2.2	2,380	2.0
Automobile	8,970	5.8	8,693	6.1	8,112	6.0	7,419	5.9	7,165	6.1
Student	451	.3	590	.4	675	.5	469	.4	329	.3

Total other retail	17,398	11.3	16,324	11.4	14,873	10.9	13,196	10.5	12,414	10.6

Total retail	50,764	33.0	47,477	33.1	44,327	32.5	41,816	33.4	37,586	32.2

Total loans	$153,827	100.0%	$143,597	100.0%	$136,462	100.0%	$124,941	100.0%	$116,811	100.0%

Table 7    SELECTED LOAN MATURITY DISTRIBUTION

		Over One
	One Year	Through	Over Five
December 31, 2007 (Dollars in Millions)	or Less	Five Years	Years	Total

Commercial	$21,999	$25,092	$3,983	$51,074
Commercial real estate	9,308	13,182	6,717	29,207
Residential mortgages	899	2,540	19,343	22,782
Retail	18,661	18,607	13,496	50,764

Total loans	$50,867	$59,421	$43,539	$153,827
Total of loans due after one year with
Predetermined interest rates				$52,001
Floating interest rates				$50,959

U.S. BANCORP  27

growth in commercial real estate loans (2.0 percent). Table 6 provides a summary of the loan distribution by product type, while Table 7 provides a summary of selected loan maturity distribution by loan category. Average total loans increased $6.7 billion (4.8 percent) in 2007, compared with 2006. The increase was due to strong growth in retail loans and moderate growth in commercial loans and residential mortgages, while average commercial real estate loans were essentially unchanged from a year ago.

Commercial Commercial loans, including lease financing, increased $4.9 billion (10.6 percent) as of December 31, 2007, compared with December 31, 2006. During 2007, the Company made certain personnel investments and organizational changes to better emphasize corporate banking, with an enhanced focus on relationship banking. As a result of these business initiatives and changing economic conditions, the Company experienced growth in commercial loans driven by new customer relationships, utilization of lines of credit and growth in commercial leasing and corporate payment card balances. Average commercial loans increased $2.4 billion (5.2 percent) in 2007, compared with 2006, primarily due to these initiatives and an increase in commercial loan demand driven by general economic conditions in 2007.
Table 8 provides a summary of commercial loans by industry and geographical locations.

Commercial Real Estate The Company’s portfolio of commercial real estate loans, which includes commercial mortgages and construction loans, was essentially unchanged from a year ago. Total commercial real estate balances increased $.6 billion (2.0 percent) at December 31, 2007, compared with December 31, 2006. Average commercial real estate loans decreased $.2 billion (.6 percent) in 2007, compared with 2006. Since 2006, growth in commercial real estate balances has been limited due to capital market

Table 8    COMMERCIAL LOANS BY INDUSTRY GROUP AND GEOGRAPHY

	December 31, 2007		December 31, 2006
Industry Group (Dollars in Millions)	Loans	Percent	Loans	Percent
Consumer products and services	$9,576	18.8%	$9,303	20.1%
Financial services	7,693	15.1	6,375	13.8
Commercial services and supplies	4,144	8.1	4,645	10.1
Capital goods	3,982	7.8	3,872	8.4
Property management and development	3,239	6.3	3,104	6.7
Agriculture	2,746	5.4	2,436	5.3
Healthcare	2,521	4.9	2,328	5.0
Paper and forestry products, mining and basic materials	2,289	4.5	2,190	4.7
Consumer staples	2,197	4.3	1,749	3.8
Transportation	1,897	3.7	1,662	3.6
Private investors	1,685	3.3	1,565	3.4
Energy	1,576	3.1	1,104	2.4
Information technology	1,085	2.1	821	1.8
Other	6,444	12.6	5,036	10.9

Total	$51,074	100.0%	$46,190	100.0%

Geography

California	$5,091	10.0%	$4,112	8.9%
Colorado	2,490	4.9	2,958	6.4
Illinois	2,899	5.7	2,789	6.0
Minnesota	6,254	12.2	6,842	14.8
Missouri	1,690	3.3	1,862	4.0
Ohio	2,554	5.0	2,672	5.8
Oregon	2,021	4.0	1,870	4.0
Washington	2,364	4.6	2,212	4.8
Wisconsin	2,337	4.6	2,295	5.0
Iowa, Kansas, Nebraska, North Dakota, South Dakota	5,150	10.1	4,308	9.3
Arkansas, Indiana, Kentucky, Tennessee	2,066	4.0	2,070	4.5
Idaho, Montana, Wyoming	1,033	2.0	1,015	2.2
Arizona, Nevada, Utah	1,947	3.8	1,602	3.5

Total banking region	37,896	74.2	36,607	79.2
Outside the Company’s banking region	13,178	25.8	9,583	20.8

Total	$51,074	100.0%	$46,190	100.0%

28  U.S. BANCORP

Table 9    COMMERCIAL REAL ESTATE BY PROPERTY TYPE AND GEOGRAPHY

	December 31, 2007		December 31, 2006
Property Type (Dollars in Millions)	Loans	Percent	Loans	Percent
Business owner occupied	$10,340	35.4%	$10,027	35.0%
Commercial property
Industrial	818	2.8	939	3.3
Office	2,424	8.3	2,226	7.8
Retail	2,979	10.2	2,732	9.5
Other commercial	3,184	10.9	2,745	9.6
Homebuilders
Condominiums	1,081	3.7	1,117	3.9
Other residential	3,008	10.3	3,440	12.0
Multi-family	4,001	13.7	3,850	13.4
Hotel/motel	1,051	3.6	1,126	3.9
Health care facilities	321	1.1	443	1.6

Total	$29,207	100.0%	$28,645	100.0%

Geography

California	$5,783	19.8%	$6,044	21.1%
Colorado	1,577	5.4	1,404	4.9
Illinois	1,110	3.8	1,060	3.7
Minnesota	1,723	5.9	1,833	6.4
Missouri	1,577	5.4	1,461	5.1
Ohio	1,314	4.5	1,375	4.8
Oregon	1,840	6.3	1,747	6.1
Washington	2,950	10.1	3,065	10.7
Wisconsin	1,460	5.0	1,547	5.4
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,103	7.2	1,948	6.8
Arkansas, Indiana, Kentucky, Tennessee	1,402	4.8	1,404	4.9
Idaho, Montana, Wyoming	1,227	4.2	1,060	3.7
Arizona, Nevada, Utah	2,629	9.0	2,406	8.4

Total banking region	26,695	91.4	26,354	92.0
Outside the Company’s banking region	2,512	8.6	2,291	8.0

Total	$29,207	100.0%	$28,645	100.0%

conditions in early 2007 that enabled customer refinancing of projects, a management decision to reduce condominium construction financing in selected markets, and a slowdown in residential homebuilding impacting construction lending. During the fourth quarter of 2007, the Company experienced growth of 2.4 percent in commercial real estate loans as developers sought bank financing as liquidity disruptions in the capital markets occurred. Table 9 provides a summary of commercial real estate by property type and geographical locations.
The Company maintains the real estate construction designation until the completion of the construction phase and, if retained, the loan is reclassified to the commercial mortgage category. Approximately $107 million of construction loans were permanently financed and reclassified to the commercial mortgage loan category in 2007. At December 31, 2007, $231 million of tax-exempt industrial development loans were secured by real estate. The Company’s commercial real estate mortgages and construction loans had unfunded commitments of $8.9 billion at December 31, 2007 and 2006. The Company also finances the operations of real estate developers and other entities with operations related to real estate. These loans are not secured directly by real estate and are subject to terms and conditions similar to commercial loans. These loans were included in the commercial loan category and totaled $1.8 billion at December 31, 2007.

Residential Mortgages Residential mortgages held in the loan portfolio at December 31, 2007, increased $1.5 billion (7.0 percent) from December 31, 2006. The growth was principally the result of an increase in consumer finance originations during the year. The majority of loans retained in the portfolio represented originations to customers with better than sub-prime credit risk ratings. Average residential mortgages increased 1.0 billion (4.9 percent) in 2007, compared with 2006. The growth in average residential mortgages from the consumer finance distribution channel was offset somewhat by lower balances from traditional branch and mortgage banking channels.

Retail Total retail loans outstanding, which include credit card, retail leasing, home equity and second mortgages and other retail loans, increased $3.3 billion (6.9 percent) at December 31, 2007, compared with December 31, 2006.

U.S. BANCORP  29

Table 10    RESIDENTIAL MORTGAGES AND RETAIL LOANS BY GEOGRAPHY

	December 31, 2007		December 31, 2006
(Dollars in Millions)	Loans	Percent	Loans	Percent
Residential Mortgages
California	$1,426	6.2%	$1,356	6.4%
Colorado	1,566	6.9	1,480	6.9
Illinois	1,450	6.3	1,359	6.4
Minnesota	2,292	10.1	2,287	10.7
Missouri	1,562	6.9	1,516	7.1
Ohio	1,605	7.0	1,529	7.2
Oregon	968	4.2	952	4.5
Washington	1,266	5.6	1,273	6.0
Wisconsin	1,142	5.0	1,100	5.2
Iowa, Kansas, Nebraska, North Dakota, South Dakota	1,502	6.6	1,512	7.1
Arkansas, Indiana, Kentucky, Tennessee	1,886	8.3	1,676	7.9
Idaho, Montana, Wyoming	521	2.3	470	2.2
Arizona, Nevada, Utah	1,267	5.6	1,168	5.5

Total banking region	18,453	81.0	17,678	83.1
Outside the Company’s banking region	4,329	19.0	3,607	16.9

Total	$22,782	100.0%	$21,285	100.0%

Retail Loans
California	$6,261	12.3%	$5,769	12.1%
Colorado	2,427	4.8	2,284	4.8
Illinois	2,614	5.1	2,429	5.1
Minnesota	5,247	10.3	5,075	10.7
Missouri	2,522	5.0	2,464	5.2
Ohio	3,276	6.5	3,224	6.8
Oregon	2,244	4.4	2,024	4.3
Washington	2,492	4.9	2,278	4.8
Wisconsin	2,529	5.0	2,454	5.2
Iowa, Kansas, Nebraska, North Dakota, South Dakota	3,203	6.3	3,096	6.5
Arkansas, Indiana, Kentucky, Tennessee	3,748	7.4	3,588	7.6
Idaho, Montana, Wyoming	1,564	3.1	1,339	2.8
Arizona, Nevada, Utah	2,231	4.4	1,964	4.1

Total banking region	40,358	79.5	37,988	80.0
Outside the Company’s banking region	10,406	20.5	9,489	20.0

Total	$50,764	100.0%	$47,477	100.0%

The increase was primarily driven by growth in credit card, installment and home equity loans, partially offset by decreases in retail leasing and student loan balances. Average retail loans increased $3.5 billion (7.7 percent) in 2007, principally reflecting growth in credit card and installment loans. Strong growth in credit cards occurred in branch originated, co-branded and financial institution partner portfolios.
Of the total retail loans and residential mortgages outstanding, approximately 80.0 percent were to customers located in the Company’s primary banking region. Table 10 provides a geographic summary of residential mortgages and retail loans outstanding as of December 31, 2007 and 2006.

Loans Held for Sale Loans held for sale, consisting primarily of residential mortgages and student loans to be sold in the secondary market, were $4.8 billion at December 31, 2007, compared with $3.3 billion at December 31, 2006. The increase in loans held for sale was principally due to an increase in residential mortgage loan balances. Average loans held for sale were $4.3 billion in 2007, compared with $3.7 billion in 2006. During 2007, certain companies in the mortgage banking industry experienced significant disruption due to their inability to access financing through the capital markets as investor concerns increased related to the quality of sub-prime loan originations and related securitizations. The Company’s primary focus of originating conventional mortgages packaged through government agencies enabled it to avoid these issues impacting other mortgage banking firms. Given these market conditions and the nature of the Company’s mortgage banking business, residential mortgage originations increased in 2007 by 21.2 percent as customers sought more reliable financing alternatives.

Investment Securities The Company uses its investment securities portfolio for several purposes. It serves as a vehicle to manage interest rate risk, generates interest and dividend income from the investment of excess funds depending on

30  U.S. BANCORP

loan demand, provides liquidity and is used as collateral for public deposits and wholesale funding sources. While it is the Company’s intent to hold its investment securities indefinitely, the Company may take actions in response to structural changes in the balance sheet and related interest rate risk and to meet liquidity requirements, among other factors.
At December 31, 2007, investment securities, both available-for-sale and held-to-maturity, totaled $43.1 billion, compared with $40.1 billion at December 31, 2006. The $3.0 billion (7.5 percent) increase reflected securities purchases of $9.7 billion partially offset by securities sales, maturities and prepayments. Included in purchases during 2007, were approximately $3.0 billion of securities from certain money market funds managed by an affiliate of the Company. These securities primarily represent beneficial interests in structured investment vehicles or similar

Table 11    INVESTMENT SECURITIES

	Available-for-Sale				Held-to-Maturity
			Weighted-				Weighted-
			Average	Weighted-			Average	Weighted-
	Amortized	Fair	Maturity in	Average	Amortized	Fair	Maturity in	Average
December 31, 2007 (Dollars in Millions)	Cost	Value	Years	Yield (d)	Cost	Value	Years	Yield (d)
U.S. Treasury and Agencies
Maturing in one year or less	$134	$134.1		5.82%	$–	$–	–	–%
Maturing after one year through five years	27	27	3.2	6.54	–	–	–	–
Maturing after five years through ten years	21	21	6.2	5.52	–	–	–	–
Maturing after ten years	225	223	12.4	6.00	–	–	–	–

Total	$407	$405	7.5	5.95%	$–	$–	–	–%

Mortgage-Backed Securities (a)
Maturing in one year or less	$261	$258.6		5.91%	$–	$–	–	–%
Maturing after one year through five years	15,804	15,476	3.4	4.72	6	6	3.1	6.29
Maturing after five years through ten years	12,114	11,765	6.7	5.31	–	–	–	–
Maturing after ten years	3,121	3,104	12.5	6.36	–	–	–	–

Total	$31,300	$30,603	5.6	5.12%	$6	$6	3.1	6.29%

Asset-Backed Securities (a)(e)
Maturing in one year or less	$5	$5.1		5.63%	$–	$–	–	–%
Maturing after one year through five years	1,657	1,663	4.8	5.73	–	–	–	–
Maturing after five years through ten years	1,260	1,260	5.8	5.71	–	–	–	–
Maturing after ten years	–	–	–	–	–	–	–	–

Total	$2,922	$2,928	5.2	5.72%	$–	$–	–	–%

Obligations of State and Political Subdivisions (b)
Maturing in one year or less	$42	$42.3		6.83%	$4	$4.5		5.77%
Maturing after one year through five years	25	26	3.2	6.31	9	10	2.7	6.29
Maturing after five years through ten years	5,603	5,565	8.3	6.86	16	18	7.8	6.90
Maturing after ten years	1,461	1,422	20.4	6.49	27	28	15.8	5.45

Total	$7,131	$7,055	10.7	6.78%	$56	$60	10.2	6.03%

Other Debt Securities
Maturing in one year or less	$127	$127.1		3.80%	$4	$4.5		4.88%
Maturing after one year through five years	46	37	3.9	6.27	8	8	2.4	5.43
Maturing after five years through ten years	100	90	9.2	6.32	–	–	–	–
Maturing after ten years	1,567	1,349	34.2	6.37	–	–	–	–

Total	$1,840	$1,603	29.8	6.19%	$12	$12	1.8	5.26%

Other Investments	$506	$448	–	7.16%	$–	$–	–	–%

Total investment securities (c)	$44,106	$43,042	7.4	5.51%	$74	$78	8.3	5.92%

(a)	Information related to asset and mortgage-backed securities included above is presented based upon weighted-average maturities anticipating future prepayments.
(b)	Information related to obligations of state and political subdivisions is presented based upon yield to first optional call date if the security is purchased at a premium, yield to maturity if purchased at par or a discount.
(c)	The weighted-average maturity of the available-for-sale investment securities was 6.6 years at December 31, 2006, with a corresponding weighted-average yield of 5.32 percent. The weighted-average maturity of the held-to-maturity investment securities was 8.4 years at December 31, 2006, with a corresponding weighted-average yield of 6.03 percent.
(d)	Average yields are presented on a fully-taxable equivalent basis under a tax rate of 35 percent. Yields on available-for-sale and held-to-maturity securities are computed based on historical cost balances. Average yield and maturity calculations exclude equity securities that have no stated yield or maturity.
(e)	Primarily includes investments in structured investment vehicles with underlying collateral that includes a mix of various mortgage and other asset-backed securities.

	2007		2006
	Amortized	Percent	Amortized	Percent
December 31 (Dollars in Millions)	Cost	of Total	Cost	of Total
U.S. Treasury and agencies	$407.9%		$472	1.2%
Mortgage-backed securities	31,306	70.9	34,472	84.7
Asset-backed securities	2,922	6.6	7	–
Obligations of state and political subdivisions	7,187	16.3	4,530	11.1
Other debt securities and investments	2,358	5.3	1,236	3.0

Total investment securities	$44,180	100.0%	$40,717	100.0%

U.S. BANCORP  31

structures and are classified as asset-backed securities within the consolidated financial statements.
At December 31, 2007, approximately 39 percent of the investment securities portfolio represented adjustable-rate financial instruments, compared with 37 percent at December 31, 2006. Adjustable-rate financial instruments include variable-rate collateralized mortgage obligations, mortgage-backed securities, agency securities, adjustable-rate money market accounts, asset-backed securities, corporate debt securities and floating-rate preferred stock. Average investment securities were $1.4 billion (3.4 percent) higher in 2007, compared with 2006, driven primarily by an increase in the municipal securities portfolio, partially offset by a reduction in mortgage-backed assets. The weighted-average yield of the available-for-sale portfolio was 5.51 percent at December 31, 2007, compared with 5.32 percent at December 31, 2006. The average maturity of the available-for-sale portfolio increased to 7.4 years at December 31, 2007, up from 6.6 years at December 31, 2006. The relative mix of the type of investment securities maintained in the portfolio is provided in Table 11.
The Company conducts a regular assessment of its investment portfolios to determine whether any securities are other-than-temporarily impaired considering, among other factors, the nature of the investments, credit ratings or financial condition of the issuer, the extent and duration of the unrealized loss, expected cash flows of underlying collateral, market conditions and the Company’s ability to hold the securities through the anticipated recovery period.
At December 31, 2007, the available-for-sale securities portfolio included a $1.1 billion net unrealized loss, compared with a net unrealized loss of $600 million at December 31, 2006. The substantial portion of securities with unrealized losses were either government securities, issued by government-backed agencies or privately issued securities with high investment grade credit ratings and limited, if any, credit exposure. Some securities classified within obligations of state and political subdivisions are supported by mono-line insurers that have recently experienced credit rating downgrades. Based on management’s evaluation, the impact of these changes is expected to be minimal to the Company. The majority of asset-backed securities at December 31, 2007, represented structured investments. The valuation of these securities is determined through estimates of expected cash flows, discount rates and management’s assessment of various

Table 12    DEPOSITS

The composition of deposits was as follows:

	2007		2006		2005		2004		2003
		Percent		Percent		Percent		Percent		Percent
December 31 (Dollars in Millions)	Amount	of Total	Amount	of Total	Amount	of Total	Amount	of Total	Amount	of Total
Noninterest-bearing deposits	$33,334	25.4%	$32,128	25.7%	$32,214	25.8%	$30,756	25.5%	$32,470	27.3%
Interest-bearing savings deposits
Interest checking	28,996	22.0	24,937	20.0	23,274	18.7	23,186	19.2	21,404	18.0
Money market savings	24,301	18.5	26,220	21.0	27,934	22.4	30,478	25.2	34,025	28.6
Savings accounts	5,001	3.8	5,314	4.2	5,602	4.5	5,728	4.8	5,630	4.7

Total of savings deposits	58,298	44.3	56,471	45.2	56,810	45.6	59,392	49.2	61,059	51.3
Time certificates of deposit less than $100,000	14,160	10.8	13,859	11.1	13,214	10.6	12,544	10.4	13,690	11.5
Time deposits greater than $100,000
Domestic	15,351	11.7	14,868	11.9	14,341	11.5	11,956	9.9	5,902	4.9
Foreign	10,302	7.8	7,556	6.1	8,130	6.5	6,093	5.0	5,931	5.0

Total interest-bearing deposits	98,111	74.6	92,754	74.3	92,495	74.2	89,985	74.5	86,582	72.7

Total deposits	$131,445	100.0%	$124,882	100.0%	$124,709	100.0%	$120,741	100.0%	$119,052	100.0%

The maturity of time deposits was as follows:

	Certificates	Time Deposits
December 31, 2007 (Dollars in Millions)	Less Than $100,000	Greater Than $100,000	Total

Three months or less	$ 4,809	$19,196	$24,005
Three months through six months	3,827	3,528	7,355
Six months through one year	2,728	1,537	4,265
2009	1,663	746	2,409
2010	386	272	658
2011	506	242	748
2012	234	129	363
Thereafter	7	3	10

Total	$14,160	$25,653	$39,813

32  U.S. BANCORP

market factors, which are judgmental in nature. Based on management’s review as of the reporting date, the Company expected to receive all principal and interest related to securities within its investment portfolios.
During January 2008, actions by the Federal Reserve Bank and a related rally in the fixed income markets caused the fair value of a substantial portion of investment securities to recover somewhat from their unrealized loss position. However, credit spreads for certain structured investment securities widened during the month causing their values to decline. Given the nature of these structured investments, the Company is likely to recognize further impairment of these investments during the next few quarters.

Deposits Total deposits were $131.4 billion at December 31, 2007, compared with $124.9 billion at December 31, 2006. The $6.5 billion (5.3 percent) increase in total deposits was primarily the result of increases in interest checking, time deposits and noninterest-bearing deposits, partially offset by a decrease in money market savings accounts. Average total deposits increased $.5 billion (.4 percent) from 2006, reflecting an increase in average interest checking and personal certificates of deposit, partially offset by a decrease in average noninterest-bearing deposits and money market savings accounts.
Noninterest-bearing deposits at December 31, 2007, increased $1.2 billion (3.8 percent) from December 31, 2006. The increase was primarily attributed to an increase in corporate trust deposits, partially offset by a decline in consumer and business demand deposits as these customers utilized deposit balances to fund business growth and meet other liquidity requirements. Average noninterest-bearing deposits in 2007 decreased $1.4 billion (4.8 percent), compared with 2006, due primarily to a decline in business demand deposits.
Interest-bearing savings deposits increased $1.8 billion (3.2 percent) at December 31, 2007, compared with December 31, 2006. The increase in these deposit balances was primarily related to higher interest checking account balances, partially offset by a reduction in money market savings balances. The $4.1 billion (16.2 percent) increase in interest checking account balances was due to higher broker-dealer, government and institutional trust balances. The $1.9 billion (7.3 percent) decrease in money market savings account balances reflected the Company’s deposit pricing decisions for money market products in relation to fixed-rate time deposit products and business customer decisions to utilize deposit liquidity to fund business requirements. Average interest-bearing savings deposits in 2007 increased $.9 billion (1.7 percent), compared with 2006, primarily driven by higher interest checking account balances of $2.6 billion (10.9 percent), partially offset by a reduction in money market savings account balances of $1.3 billion (5.0 percent).
Interest-bearing time deposits at December 31, 2007, increased $3.5 billion (9.7 percent), compared with December 31, 2006, primarily driven by an increase in time deposits greater than $100,000. Time deposits greater than $100,000 increased $3.2 billion (14.4 percent), including a $.4 billion (8.9 percent) increase in personal certificates of deposit, compared with December 31, 2006, as customers migrated money market balances to these products. Average time certificates of deposit less than $100,000 increased $.9 billion (6.5 percent) and average time deposits greater than $100,000 were basically unchanged in 2007, compared with 2006. Time deposits greater than $100,000 are largely viewed as purchased funds and are managed to levels deemed appropriate given alternative funding sources.

Borrowings The Company utilizes both short-term and long-term borrowings to fund growth of assets in excess of deposit growth. Short-term borrowings, which include federal funds purchased, commercial paper, repurchase agreements, borrowings secured by high-grade assets and other short-term borrowings, were $32.4 billion at December 31, 2007, compared with $26.9 billion at December 31, 2006. Short-term funding is managed within approved liquidity policies. The increase of $5.5 billion in short-term borrowings reflected wholesale funding associated with the Company’s asset growth and asset/liability management activities.
Long-term debt was $43.4 billion at December 31, 2007, compared with $37.6 billion at December 31, 2006, reflecting the issuances of $3.0 billion of convertible senior debentures, $1.3 billion of subordinated notes, $1.4 billion of medium-term notes and $.5 billion of junior subordinated debentures, and the net addition of $10.1 billion of Federal Home Loan Bank (“FHLB”) advances, partially offset by long-term debt maturities and repayments. The $5.8 billion (15.5 percent) increase in long-term debt reflected wholesale funding associated with the Company’s asset growth and asset/liability management activities. Refer to Note 12 of the Notes to Consolidated Financial Statements for additional information regarding long-term debt and the “Liquidity Risk Management” section for discussion of liquidity management of the Company.

CORPORATE RISK PROFILE

Overview Managing risks is an essential part of successfully operating a financial services company. The most prominent risk exposures are credit, residual value, operational, interest rate, market and liquidity risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Residual value risk is the potential reduction in the end-of-term value of leased assets or the residual cash flows related to asset securitization and other off-balance sheet structures. Operational risk includes

U.S. BANCORP  33

risks related to fraud, legal and compliance risk, processing errors, technology, breaches of internal controls and business continuation and disaster recovery risk. Interest rate risk is the potential change of net interest income as a result of changes in interest rates, which can affect the repricing of assets and liabilities differently, as well as their market value. Market risk arises from fluctuations in interest rates, foreign exchange rates, and security prices that may result in changes in the values of financial instruments, such as trading and available-for-sale securities that are accounted for on a mark-to-market basis. Liquidity risk is the possible inability to fund obligations to depositors, investors or borrowers. In addition, corporate strategic decisions, as well as the risks described above, could give rise to reputation risk. Reputation risk is the risk that negative publicity or press, whether true or not, could result in costly litigation or cause a decline in the Company’s stock value, customer base or revenue.

Credit Risk Management The Company’s strategy for credit risk management includes well-defined, centralized credit policies, uniform underwriting criteria, and ongoing risk monitoring and review processes for all commercial and consumer credit exposures. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit examinations and management reviews of loans exhibiting deterioration of credit quality. The credit risk management strategy also includes a credit risk assessment process, independent of business line managers, that performs assessments of compliance with commercial and consumer credit policies, risk ratings, and other critical credit information. The Company strives to identify potential problem loans early, record any necessary charge-offs promptly and maintain adequate reserve levels for probable loan losses inherent in the portfolio. Commercial banking operations rely on prudent credit policies and procedures and individual lender and business line manager accountability. Lenders are assigned lending authority based on their level of experience and customer service requirements. Credit officers reporting to an independent credit administration function have higher levels of lending authority and support the business units in their credit decision process. Loan decisions are documented as to the borrower’s business, purpose of the loan, evaluation of the repayment source and the associated risks, evaluation of collateral, covenants and monitoring requirements, and risk rating rationale. The Company utilizes a credit risk rating system to measure the credit quality of individual commercial loans, including the probability of default of an obligor and the loss given default of credit facilities. The Company uses the risk rating system for regulatory reporting, determining the frequency of review of the credit exposures, and evaluation and determination of the specific allowance for commercial credit losses. The Company regularly forecasts potential changes in risk ratings, nonperforming status and potential for loss and the estimated impact on the allowance for credit losses. In the Company’s retail banking operations, standard credit scoring systems are used to assess credit risks of consumer, small business and small-ticket leasing customers and to price consumer products accordingly. The Company conducts the underwriting and collections of its retail products in loan underwriting and servicing centers specializing in certain retail products. Forecasts of delinquency levels, bankruptcies and losses in conjunction with projection of estimated losses by delinquency categories and vintage information are regularly prepared and are used to evaluate underwriting and collection and determine the specific allowance for credit losses for these products. Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments. The Company also engages in non-lending activities that may give rise to credit risk, including interest rate swap and option contracts for balance sheet hedging purposes, foreign exchange transactions, deposit overdrafts and interest rate swap contracts for customers, and settlement risk, including Automated Clearing House transactions, and the processing of credit card transactions for merchants. These activities are also subject to credit review, analysis and approval processes.

Economic and Other Factors In evaluating its credit risk, the Company considers changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, the level of allowance coverage relative to similar banking institutions and macroeconomic factors.
During 2005 through mid-2007, economic conditions steadily improved as reflected in strong expansion of the gross domestic product index, relatively low unemployment rates, expanding retail sales levels, favorable trends related to corporate profits and consumer spending for retail goods and services. Beginning in mid-2004 through the second quarter of 2006, the Federal Reserve Bank pursued a measured approach to increasing short-term rates in an effort to prevent an acceleration of inflation and maintain a moderate rate of economic growth. The rising interest rate environment caused some softening of residential home and condominium sales. Nationwide sales of condominium units reached a peak in mid-2005 and have declined since that timeframe.
During 2007, economic conditions were mixed. While gross domestic product continued to expand at a slower rate, unemployment rates have risen somewhat, inflation continues to be problematic, retail sales have slowed and vehicle sales levels continue to decline. Both consumer and business bankruptcies have continued to rise from levels experienced in 2006 and industrial production and corporate profit levels have began to slow or decline somewhat from prior years. In

34  U.S. BANCORP

addition, the mortgage lending and homebuilding industries continued to experience increased levels of stress. With respect to residential homes, inventory levels approximated a 9.5 month supply at the end of 2007, up from 4.5 months in the third quarter of 2005. Median home prices, which peaked in mid-2006, have declined across most domestic markets with more severe price reductions in California and the Northeast and Southeast regions.
The decline in residential home values and rising interest rates through September 2007 began to have a significant adverse impact on residential mortgage loans. While residential mortgage delinquencies have been increasing, these adverse market conditions particularly affected sub-prime borrowers. In August 2007, the securitization markets began to experience significant liquidity disruptions as investor confidence in the credit quality of asset-backed securitization programs began to decline. During the fourth quarter of 2007, certain asset-backed commercial paper programs and other structured investment vehicles have been unable to remarket their commercial paper creating further deterioration in the capital markets. In response to these economic factors, the Federal Reserve Bank’s monetary policies changed in September 2007. Since that time, the Federal Reserve Bank has decreased the target Federal Funds interest rate several times from its high of 5.25 percent to a rate of 3.00 percent at January 31, 2008, in an effort to improve liquidity in the capital markets and investor confidence. Currently, there is heightened concern that the domestic economy may experience a recession over the next several quarters. As a result of this expectation, the equity markets have experienced significant volatility.
In addition to economic factors, changes in regulations and legislation can have an impact on the credit performance of the loan portfolios. Beginning in 2005, the Company implemented higher minimum balance payment requirements for its credit card customers in response to industry guidance issued by the banking regulatory agencies. This industry guidance was provided to minimize the likelihood that minimum balance payments would not be sufficient to cover interest, fees and a portion of the principal balance of a credit card loan resulting in negative amortization, or increasing account balances. Also, new bankruptcy legislation was enacted in October 2005, making it more difficult for borrowers to have their debts forgiven during bankruptcy proceedings. As a result of the changes in bankruptcy laws, the levels of consumer and business bankruptcy filings increased dramatically in the fourth quarter of 2005 and declined in early 2006 to levels that were a third of average bankruptcy filings during 2004 and early 2005. While consumer bankruptcies have increased since early 2006, bankruptcy filings in the fourth quarter of 2007 approximated only 50 percent to 60 percent of pre-2005 levels. In response to the recent sub-prime lending and market disruption issues, regulators and legislators have encouraged mortgage servicers to implement restructuring programs to enable borrowers to continue loan repayments and dampen the impact of interest rates on homeowners.

Credit Diversification The Company manages its credit risk, in part, through diversification of its loan portfolio. As part of its normal business activities, it offers a broad array of traditional commercial lending products and specialized products such as asset-based lending, commercial lease financing, agricultural credit, warehouse mortgage lending, commercial real estate, health care and correspondent banking. The Company also offers an array of retail lending products including credit cards, retail leases, home equity, revolving credit, lending to students and other consumer loans. These retail credit products are primarily offered through the branch office network, home mortgage and loan production offices, indirect distribution channels, such as automobile dealers, and a consumer finance division. The Company monitors and manages the portfolio diversification by industry, customer and geography. Table 6 provides information with respect to the overall product diversification and changes in the mix during 2007.
The commercial portfolio reflects the Company’s focus on serving small business customers, middle market and larger corporate businesses throughout its 24-state banking region, as well as large national customers. The commercial loan portfolio is diversified among various industries with somewhat higher concentrations in consumer products and services, financial services, commercial services and supplies, capital goods (including manufacturing and commercial construction-related businesses), property management and development and agricultural industries. Additionally, the commercial portfolio is diversified across the Company’s geographical markets with 74.2 percent of total commercial loans within the 24-state banking region. Credit relationships outside of the Company’s banking region are reflected within the corporate banking, mortgage banking, auto dealer and leasing businesses focusing on large national customers and specifically targeted industries. Loans to mortgage banking customers are primarily warehouse lines which are collateralized with the underlying mortgages. The Company regularly monitors its mortgage collateral position to manage its risk exposure. Table 8 provides a summary of significant industry groups and geographic locations of commercial loans outstanding at December 31, 2007 and 2006.
The commercial real estate portfolio reflects the Company’s focus on serving business owners within its geographic footprint as well as regional and national investment-based real estate owners. At December 31, 2007, the Company had commercial real estate loans of

U.S. BANCORP  35

$29.2 billion, or 19.0 percent of total loans, compared with $28.6 billion at December 31, 2006. Within commercial real estate loans, different property types have varying degrees of credit risk. Table 9 provides a summary of the significant property types and geographical locations of commercial real estate loans outstanding at December 31, 2007 and 2006. At December 31, 2007, approximately 35.4 percent of the commercial real estate loan portfolio represented business owner-occupied properties that tend to exhibit credit risk characteristics similar to the middle market commercial loan portfolio. Generally, the investment-based real estate mortgages are diversified among various property types with somewhat higher concentrations in office and retail properties. While investment-based commercial real estate continues to perform well with relatively strong occupancy levels and cash flows, these categories of loans can be adversely impacted during a rising rate environment. During 2007, the Company continued to reduce its level of exposure to homebuilders, given the stress in the homebuilding industry sector. Beginning in mid-2006, construction financing of condominium projects was significantly curtailed, given the deterioration in unit pricing in several regions of the country. From a geographical perspective, the Company’s commercial real estate portfolio is generally well diversified. However, at December 31, 2007, the Company had 19.8 percent of its portfolio within California, which has experienced higher delinquency levels and credit quality deterioration due to excess home inventory levels and declining valuations. Credit losses may increase within this portfolio. Included in commercial real estate at year end 2007 was approximately $.9 billion in loans related to land held for development and $2.6 billion of loans related to residential and commercial acquisition and development properties. These loans are subject to quarterly monitoring for changes in local market conditions due to a higher credit risk profile. Acquisition and development loans continued to perform well, despite a slow down in the housing market and softening of demand. The commercial real estate portfolio is diversified across the Company’s geographical markets with 91.4 percent of total commercial real estate loans outstanding at December 31, 2007, within the 24-state banking region.
The Company’s retail lending business utilizes several distinct business processes and channels to originate retail credit, including traditional branch lending, indirect lending, portfolio acquisitions and a consumer finance division. Each distinct underwriting and origination activity manages unique credit risk characteristics and prices its loan production commensurate with the differing risk profiles. Within Consumer Banking, U.S. Bank Consumer Finance (“USBCF”), a division of the Company, participates in substantially all facets of the Company’s consumer lending activities. USBCF specializes in serving channel-specific and alternative lending markets in residential mortgages, home equity and installment loan financing. USBCF manages loans originated through a broker network, correspondent relationships and U.S. Bank branch offices. Generally, loans managed by the Company’s consumer finance division exhibit higher credit risk characteristics, but are priced commensurate with the differing risk profile.
Residential mortgages represent an important financial product for consumer customers of the Company and are originated through the Company’s branches, loan production offices, a wholesale network of originators and the consumer finance division. With respect to residential mortgages originated through these channels, the Company may either retain the loans on its balance sheet or sell its interest in the balances into the secondary market while retaining the servicing rights and customer relationships. Utilizing the secondary markets enables the Company to effectively reduce its credit and other asset/liability risks. For residential mortgages that are retained in the Company’s portfolio, credit risk is also diversified by geography and by monitoring loan-to-values during the underwriting process.

The following table provides summary information of the loan-to-values of residential mortgages by distribution channel and type at December 31, 2007:

	Interest			Percent
(Dollars in Millions)	Only	Amortizing	Total	of Total

Consumer Finance
Less than or equal to 80%	$730	$2,279	$3,009	30.9%
Over 80% through 90%	819	1,637	2,456	25.2
Over 90% through 100%	831	3,354	4,185	42.9
Over 100%	–	97	97	1.0

Total	$2,380	$7,367	$9,747	100.0%
Other Retail
Less than or equal to 80%	$2,164	$9,335	$11,499	88.2%
Over 80% through 90%	273	637	910	7.0
Over 90% through 100%	132	494	626	4.8
Over 100%	–	–	–	–

Total	$2,569	$10,466	$13,035	100.0%
Total Company
Less than or equal to 80%	$2,894	$11,614	$14,508	63.7%
Over 80% through 90%	1,092	2,274	3,366	14.8
Over 90% through 100%	963	3,848	4,811	21.1
Over 100%	–	97	97.4

Total	$4,949	$17,833	$22,782	100.0%

Note: loan-to-values determined as of the date of origination and consider mortgage  insurance, as applicable.
Within the consumer finance division approximately $3.3 billion, or 33.5 percent of that division, represents residential mortgages to customers that may be defined as sub-prime borrowers. Of these loans, 34.0 percent had a loan-to-value of less than or equal to 80 percent of the origination amount, while 24.9 percent had loan-to-values of over 80 percent through 90 percent and 39.1 percent had loan-to-values of over 90 percent through 100 percent.

36  U.S. BANCORP

Table 13    DELINQUENT LOAN RATIOS AS A PERCENT OF ENDING LOAN BALANCES

At December 31,
90 days or more past due excluding nonperforming loans	2007	2006	2005	2004	2003

Commercial
Commercial	.08%	.06%	.06%	.05%	.06%
Lease financing	–	–	–	.02	.04

Total commercial	.07	.05	.05	.05	.06
Commercial Real Estate
Commercial mortgages	.02	.01	–	–	.02
Construction and development	.02	.01	–	–	.03

Total commercial real estate	.02	.01	–	–	.02
Residential Mortgages	.86	.42	.32	.46	.61
Retail
Credit card	1.94	1.75	1.26	1.74	1.68
Retail leasing	.10	.03	.04	.08	.14
Other retail	.37	.24	.23	.30	.43

Total retail	.68	.49	.37	.49	.58

Total loans	.38%	.24%	.19%	.24%	.28%

At December 31,
90 days or more past due including nonperforming loans	2007	2006	2005	2004	2003

Commercial	.43%	.57%	.69%	.99%	1.97%
Commercial real estate	1.02	.53	.55	.73	.82
Residential mortgages (a)	1.10	.59	.55	.74	.91
Retail	.73	.59	.52	.53	.65

Total loans	.74%	.57%	.58%	.75%	1.16%

(a)	Delinquent loan ratios exclude advances made pursuant to servicing agreements to Government National Mortgage Association (“GNMA”) mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. Including the guaranteed amounts, the ratio of residential mortgages 90 days or more past due was 3.78 percent, 3.08 percent, 4.35 percent, 5.19 percent and 6.07 percent at December 31, 2007, 2006, 2005, 2004 and 2003, respectively.

The following table provides further information on residential mortgages for the consumer finance division:

				Percent
	Interest			of
(Dollars in Millions)	Only	Amortizing	Total	Division

Sub-Prime Borrowers
Less than or equal to 80%	$4	$1,108	$1,112	11.4%
Over 80% through 90%	6	809	815	8.4
Over 90% through 100%	25	1,252	1,277	13.1
Over 100%	–	66	66.7

Total	$35	$3,235	$3,270	33.6%
Other Borrowers
Less than or equal to 80%	$726	$1,171	$1,897	19.5%
Over 80% through 90%	813	828	1,641	16.8
Over 90% through 100%	806	2,102	2,908	29.8
Over 100%	–	31	31.3

Total	$2,345	$4,132	$6,477	66.4%

Total Consumer Finance	$2,380	$7,367	$9,747	100.0%

In addition to residential mortgages, the consumer finance division had $.9 billion of home equity and second mortgage loans to customers that may be defined as sub-prime borrowers at December 31, 2007. Including residential mortgages, and home equity and second mortgage loans, the total amount of loans to customers that may be defined as sub-prime borrowers, represented only 1.7 percent of total assets of the Company at December 31, 2007. The Company does not have any residential mortgages whose payment schedule would cause balances to increase over time.
The retail loan portfolio principally reflects the Company’s focus on consumers within its footprint of branches and certain niche lending activities that are nationally focused. Within the Company’s retail loan portfolio approximately 77.4 percent of the credit card balances relate to bank branch, co-branded and affinity programs that generally experience better credit quality performance than portfolios generated through national direct mail programs.
Table 10 provides a geographical summary of the residential mortgage and retail loan portfolios.

U.S. BANCORP  37

Loan Delinquencies Trends in delinquency ratios represent an indicator, among other considerations, of credit risk within the Company’s loan portfolios. The entire balance of an account is considered delinquent if the minimum payment contractually required to be made is not received by the specified date on the billing statement. The Company measures delinquencies, both including and excluding nonperforming loans, to enable comparability with other companies. Advances made pursuant to servicing agreements to Government National Mortgage Association (“GNMA”) mortgage pools whose repayments of principal and interest are substantially insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs are excluded from delinquency statistics. In addition, under certain situations, a retail customer’s account may be re-aged to remove it from delinquent status. Generally, the intent of a re-aged account is to assist customers who have recently overcome temporary financial difficulties, and have demonstrated both the ability and willingness to resume regular payments. To qualify for re-aging, the account must have been open for at least one year and cannot have been re-aged during the preceding 365 days. An account may not be re-aged more than two times in a five-year period. To qualify for re-aging, the customer must also have made three regular minimum monthly payments within the last 90 days. In addition, the Company may re-age the retail account of a customer who has experienced longer-term financial difficulties and apply modified, concessionary terms and conditions to the account. Such additional re-ages are limited to one in a five-year period and must meet the qualifications for re-aging described above. All re-aging strategies must be independently approved by the Company’s credit administration function and are limited to credit card and credit line accounts. Commercial loans are not subject to re-aging policies.
Accruing loans 90 days or more past due totaled $584 million at December 31, 2007, compared with $349 million at December 31, 2006, and $253 million at December 31, 2005. The increase in 90 day delinquent loans from December 31, 2006, to December 31, 2007, was primarily related to residential mortgages, credit cards and home equity loans. These loans were not included in nonperforming assets and continue to accrue interest because they are adequately secured by collateral, and/or are in the process of collection and are reasonably expected to result in repayment or restoration to current status. The ratio of 90 day delinquent loans to total loans was .38 percent at December 31, 2007, compared with .24 percent at December 31, 2006.

To monitor credit risk associated with retail loans, the Company also monitors delinquency ratios in the various stages of collection, including nonperforming status. The following table provides summary delinquency information for residential mortgages and retail loans:

			As a Percent of
			Ending
	Amount		Loan Balances
December 31,
(Dollars in Millions)	2007	2006	2007	2006
Residential Mortgages
30-89 days	$233	$140	1.02%	.66%
90 days or more	196	89	.86	.42
Nonperforming	54	36	.24	.17

Total	$483	$265	2.12%	1.25%

Retail
Credit card
30-89 days	$268	$204	2.44%	2.35%
90 days or more	212	152	1.94	1.75
Nonperforming	14	31	.13	.36

Total	$494	$387	4.51%	4.46%
Retail leasing
30-89 days	$39	$34	.65%	.49%
90 days or more	6	2	.10	.03
Nonperforming	–	–	–	–

Total	$45	$36	.75%	.52%
Home equity and second mortgages
30-89 days	$107	$93	.65%	.60%
90 days or more	64	34	.39	.22
Nonperforming	11	14	.07	.09

Total	$182	$141	1.11%	.91%
Other retail
30-89 days	$177	$131	1.02%	.80%
90 days or more	62	44	.36	.27
Nonperforming	4	3	.02	.02

Total	$243	$178	1.40%	1.09%

38  U.S. BANCORP

While delinquency ratios have increased, the accelerating trend in residential and retail delinquency ratios has occurred primarily within the portfolios originated by the consumer finance division.
Within these product categories, the following table provides information on delinquent and nonperforming loans as a percent of ending loan balances, by channel:

	Consumer Finance		Other Retail
December 31,	2007	2006	2007	2006
Residential Mortgages
30-89 days	1.58%	.83%	.61%	.55%
90 days or more	1.33	.64	.51	.28
Nonperforming	.31	.19	.18	.16

Total	3.22%	1.66%	1.30%	.99%

Retail
Credit card
30-89 days	–%	–%	2.44%	2.35%
90 days or more	–	–	1.94	1.75
Nonperforming	–	–	.13	.36

Total	–%	–%	4.51%	4.46%

Retail leasing
30-89 days	–%	–%	.65%	.49%
90 days or more	–	–	.10	.03
Nonperforming	–	–	–	–

Total	–%	–%	.75%	.52%
Home equity and second mortgages
30-89 days	2.53%	1.64%	.41%	.35%
90 days or more	1.78	.79	.21	.14
Nonperforming	.11	.11	.06	.09

Total	4.42%	2.54%	.68%	.58%
Other retail
30-89 days	6.38%	4.30%	.88%	.71%
90 days or more	1.66	.76	.33	.26
Nonperforming	–	–	.02	.02

Total	8.04%	5.06%	1.23%	.99%

Within the consumer finance division at December 31, 2007, approximately $227 million and $89 million of these delinquent and nonperforming residential mortgages and other retail loans, respectively, were to customers that may be defined as sub-prime borrowers, compared with $105 million and $50 million, respectively at December 31, 2006.
The Company expects the accelerating trends in delinquencies to continue during 2008 as residential home valuations continue to decline and economic factors affect the consumer sectors.

Restructured Loans Accruing Interest On a case-by-case basis, management determines whether an account that experiences financial difficulties should be modified as to its interest rate or repayment terms to maximize the Company’s collection of its balance. Loans restructured at a rate equal to or greater than that of a new loan with comparable risk at the time the contract is modified are excluded from restructured loans once repayment performance, in accordance with the modified agreement, has been demonstrated over several payment cycles. Loans that have interest rates reduced below comparable market rates remain classified as restructured loans; however, interest income is accrued at the reduced rate as long as the customer complies with the revised terms and conditions.
In late 2007, the Company began implementing a mortgage loan restructuring program for certain qualifying borrowers. In general, borrowers with sub-prime credit quality, that are current in their repayment status, will be allowed to retain the lower of their existing interest rate or the market interest rate as of their interest reset date. The following table provides a summary of restructured loans that continue to accrue interest:

			As a Percent
			of Ending
	Amount		Loan Balances
December 31
(Dollars in Millions)	2007	2006	2007	2006
Commercial	$21	$18	.04%	.04%
Commercial real estate	–	1	–	–
Residential mortgages	157	80	.69	.38
Credit card	324	267	2.96	3.08
Other retail	49	39	.12	.10

Total	$551	$405	.36%	.28%

Restructured loans that accrue interest were higher at December 31, 2007, compared with December 31, 2006, reflecting the impact of restructurings for certain residential mortgage customers in light of current economic conditions. The Company expects this trend to continue during 2008 as residential home valuations continue to decline and certain borrowers take advantage of the Company’s mortgage loan restructuring programs.

Nonperforming Assets The level of nonperforming assets represents another indicator of the potential for future credit losses. Nonperforming assets include nonaccrual loans, restructured loans not performing in accordance with modified terms, other real estate and other nonperforming assets owned by the Company. Interest payments collected from assets on nonaccrual status are typically applied against the principal balance and not recorded as income.

U.S. BANCORP  39

At December 31, 2007, total nonperforming assets were $690 million, compared with $587 million at year-end 2006 and $644 million at year-end 2005. The ratio of total nonperforming assets to total loans and other real estate was .45 percent at December 31, 2007, compared with .41 percent and .47 percent at the end of 2006 and 2005, respectively. The $103 million increase in total nonperforming assets in 2007 primarily reflected higher levels of nonperforming loans resulting from stress in residential construction, associated homebuilding industries and financial services companies. Partially offsetting the increase in total nonperforming loans, was a decrease in nonperforming loans in manufacturing and transportation industry sectors within the commercial loan portfolio. Other real estate included in nonperforming assets was $111 million at December 31, 2007, compared with $95 million at December 31, 2006, and was primarily related to properties that the Company has taken ownership of that once secured residential mortgages and home equity and second mortgage loan balances. Other real estate assets were also higher in 2007 due to higher residential mortgage loan foreclosures as consumers experienced financial difficulties given inflationary factors, changing interest rates and other current economic conditions. The following table provides an analysis of other real estate owned (“OREO”) as a percent of their related loan balances, including further detail for

Table 14    NONPERFORMING ASSETS (a)

At December 31, (Dollars in Millions)	2007	2006	2005	2004	2003

Commercial
Commercial	$128	$196	$231	$289	$624
Lease financing	53	40	42	91	113

Total commercial	181	236	273	380	737
Commercial Real Estate
Commercial mortgages	84	112	134	175	178
Construction and development	209	38	23	25	40

Total commercial real estate	293	150	157	200	218
Residential Mortgages	54	36	48	43	40
Retail
Credit card	14	31	49	–	–
Retail leasing	–	–	–	–	–
Other retail	15	17	17	17	25

Total retail	29	48	66	17	25

Total nonperforming loans	557	470	544	640	1,020
Other Real Estate (b)	111	95	71	72	73
Other Assets	22	22	29	36	55

Total nonperforming assets	$690	$587	$644	$748	$1,148

Accruing loans 90 days or more past due	$584	$349	$253	$294	$329
Nonperforming loans to total loans	.36%	.33%	.40%	.51%	.87%
Nonperforming assets to total loans plus other real estate (b)	.45%	.41%	.47%	.60%	.98%
Net interest lost on nonperforming loans	$ 41	$ 39	$ 30	$ 42	$ 67

Changes In Nonperforming Assets

	Commercial and	Retail and
(Dollars in Millions)	Commercial Real Estate	Residential Mortgages (d)	Total

Balance December 31, 2006	$406	$181	$587
Additions to nonperforming assets
New nonaccrual loans and foreclosed properties	572	65	637
Advances on loans	12	–	12

Total additions	584	65	649
Reductions in nonperforming assets
Paydowns, payoffs	(176)	(23)	(199)
Net sales	(95)	–	(95)
Return to performing status	(49)	(3)	(52)
Charge-offs (c)	(185)	(15)	(200)

Total reductions	(505)	(41)	(546)

Net additions to nonperforming assets	79	24	103

Balance December 31, 2007	$485	$205	$690

(a)	Throughout this document, nonperforming assets and related ratios do not include accruing loans 90 days or more past due.
(b)	Excludes $102 million and $83 million at December 31, 2007 and 2006, respectively, of foreclosed GNMA loans which continue to accrue interest.
(c)	Charge-offs exclude actions for certain card products and loan sales that were not classified as nonperforming at the time the charge-off occurred.
(d)	Residential mortgage information excludes changes related to residential mortgages serviced by others.

40  U.S. BANCORP

residential mortgages and home equity and second mortgage loan balances by geographical location:

			As a Percent of Ending
	Amount		Loan Balances
December 31,
(Dollars in Millions)	2007	2006	2007	2006
Residential
Michigan	$22	$17	3.47%	2.90%
Minnesota	12	11	.23	.21
Ohio	10	12	.40	.48
Colorado	7	7	.25	.28
Missouri	6	6	.22	.25
All other states	53	38	.21	.16

Total residential	110	91	.28	.25
Commercial	1	4	–	.01

Total OREO	$111	$95	.07%	.07%

Within other real estate in the table above, approximately $61 million at December 31, 2007, and $41 million at December 31, 2006, were from portfolios defined as sub-prime.
The Company expects nonperforming assets to increase moderately over the next several quarters due to continued stress in residential mortgages and residential construction.
The $57 million decrease in total nonperforming assets in 2006, as compared with 2005, reflected decreases in nonperforming commercial, residential mortgages and retail loans, partially offset by an increase in other real estate assets as a result of taking more ownership of residential properties. The decrease in nonperforming commercial loans in 2006 was also broad-based across most industry sectors within the commercial loan portfolio. The decrease in nonperforming retail loans during 2006 was primarily due to the run-off of nonaccrual accounts from a discontinued workout program for customers having financial difficulties meeting recent minimum balance payment requirements.
Included in nonperforming loans were restructured loans of $17 million and $38 million at December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006, the Company had no commitments to lend additional funds under restructured loans. Restructured loans performing under the restructured terms beyond a specified timeframe are reported as “Restructured Loans Accruing Interest.”

Analysis of Loan Net Charge-Offs Total loan net charge-offs were $792 million in 2007, compared with $544 million in 2006 and $685 million in 2005. The ratio of total loan net charge-offs to average loans was .54 percent in 2007, compared with .39 percent in 2006 and .52 percent in 2005. The year-over-year increase in net charge-offs in 2007, compared with 2006, was due primarily to an anticipated increase in consumer charge-offs, primarily related to credit cards, and somewhat higher commercial loan net charge-offs. In addition, net charge-offs during 2006 reflected the beneficial impact of bankruptcy legislation that went into effect in the fourth quarter of 2005.
Commercial and commercial real estate loan net charge-offs for 2007 were $159 million (.21 percent of average loans outstanding), compared with $88 million (.12 percent of average loans outstanding) in 2006 and $90 million (.13 percent of average loans outstanding) in 2005. The year-over-year increase in net charge-offs primarily reflected higher levels of nonperforming loans and delinquencies within these portfolios, especially residential homebuilding and related industry sectors. Given the continuing stress in the homebuilding and commercial home supplier industry, the Company expects commercial and commercial real estate net charge-offs to continue to increase moderately over the next several quarters. The decrease in commercial and commercial real estate loan net charge-offs in 2006 compared with 2005, reflected lower gross charge-offs, partially offset by a lower level of recoveries.
Retail loan net charge-offs in 2007 were $572 million (1.17 percent of average loans outstanding), compared with $415 million (.92 percent of average loans outstanding) in 2006 and $559 million (1.30 percent of average loans outstanding) in 2005. The increase in retail loan net charge-offs in 2007, compared with 2006, reflected growth in the credit card and installment loan portfolios of 25.4 percent and 11.2 percent, respectively. It also reflected higher retail loan delinquency ratios, compared with the prior year. In addition, net charge-offs for 2006 reflected the beneficial impact of bankruptcy legislation changes that occurred in the fourth quarter of 2005. The Company anticipates higher delinquency levels in the retail portfolios and that the trend in retail net charge-offs will accelerate, but remain in a manageable range during 2008. The decrease in retail loan net charge-offs in 2006, compared with 2005, reflected the impact of the bankruptcy legislation enacted in the fourth quarter of 2005 and improved retail portfolio performance.

U.S. BANCORP  41

Table 15    NET CHARGE-OFFS AS A PERCENT OF AVERAGE LOANS OUTSTANDING

Year Ended December 31	2007	2006	2005	2004	2003

Commercial
Commercial	.24%	.15%	.12%	.29%	1.34%
Lease financing	.61	.46	.85	1.42	1.65

Total commercial	.29	.18	.20	.43	1.38
Commercial Real Estate
Commercial mortgages	.06	.01	.03	.09	.14
Construction and development	.11	.01	(.04)	.13	.16

Total commercial real estate	.08	.01	.01	.10	.14
Residential Mortgages	.28	.19	.20	.20	.23
Retail
Credit card	3.34	2.88	4.20	4.14	4.62
Retail leasing	.25	.20	.35	.59	.86
Home equity and second mortgages	.46	.33	.46	.54	.70
Other retail	.96	.85	1.33	1.35	1.79

Total retail	1.17	.92	1.30	1.36	1.68

Total loans	.54%	.39%	.52%	.64%	1.07%

The following table provides an analysis of net charge-offs as a percent of average loans outstanding managed by the consumer finance division, compared with other retail loans:

			Percent of
	Average Loans		Average Loans
Year Ended December 31
(Dollars in Millions)	2007	2006	2007	2006
Consumer Finance (a)
Residential mortgages	$9,129	$7,414	.58%	.51%
Home equity and second mortgages	1,850	1,971	2.70	1.42
Other retail	414	399	3.38	4.76
Other Retail
Residential mortgages	$12,956	$13,639	.06%	.02%
Home equity and second mortgages	14,073	13,175	.17	.17
Other retail	16,437	15,057	.90	.74
Total Company
Residential mortgages	$22,085	$21,053	.28%	.19%
Home equity and second mortgages	15,923	15,146	.46	.33
Other retail	16,850	15,456	.96	.85

(a)	Consumer Finance category included credit originated and managed by USBCF, as well as home equity and second mortgages with a loan-to-value greater than 100 percent that were originated in the branches.
Within the consumer finance division, the Company originates loans to customers that may be defined as sub-prime borrowers. The following table provides further information on net charge-offs as a percent of average loans outstanding for this division:

			Percent of
	Average Loans		Average Loans
Year Ended December 31
(Dollars in Millions)	2007	2006	2007	2006
Residential Mortgages
Sub-prime borrowers	$3,158	$2,602	1.17%	.95%
Other borrowers	5,971	4,812	.27	.27

Total	$9,129	$7,414	.58%	.51%
Home Equity And Second Mortgages
Sub-prime borrowers	$908	$842	3.41%	1.72%
Other borrowers	942	1,129	2.02	1.20

Total	$1,850	$1,971	2.70%	1.42%

Analysis and Determination of the Allowance for Credit Losses The allowance for loan losses provides coverage for probable and estimable losses inherent in the Company’s loan and lease portfolio. Management evaluates the allowance each quarter to determine that it is adequate to cover these inherent losses. The evaluation of each element and the overall allowance is based on a continuing assessment of problem loans, recent loss experience and other factors, including regulatory guidance and economic conditions. Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments, which is included in other liabilities in the Consolidated Balance Sheet. Both the allowance for loan losses and the liability for unfunded credit commitments are included in the Company’s analysis of credit losses.
At December 31, 2007, the allowance for credit losses was $2,260 million (1.47 percent of loans), compared with an allowance of $2,256 million (1.57 percent of loans) at December 31, 2006, and $2,251 million (1.65 percent of loans) at December 31, 2005. The ratio of the allowance for credit losses to nonperforming loans was 406 percent at December 31, 2007, compared with 480 percent and 414 percent at December 31, 2006 and 2005, respectively. The ratio of the allowance for credit losses to loan net charge-offs at December 31, 2007, was 285 percent, compared with 415 percent and 329 percent at December 31, 2006 and 2005, respectively. Management determined that the allowance for credit losses was adequate at December 31, 2007.
Several factors were taken into consideration in evaluating the allowance for credit losses at December 31, 2007, including the risk profile of the portfolios, loan net charge-offs during the period, the level of nonperforming

42  U.S. BANCORP

Table 16    SUMMARY OF ALLOWANCE FOR CREDIT LOSSES

(Dollars in Millions)	2007	2006	2005	2004	2003

Balance at beginning of year	$2,256	$2,251	$2,269	$2,369	$2,422
Charge-Offs
Commercial
Commercial	154	121	140	244	556
Lease financing	63	51	76	110	139

Total commercial	217	172	216	354	695
Commercial real estate
Commercial mortgages	16	11	16	29	44
Construction and development	10	1	3	13	13

Total commercial real estate	26	12	19	42	57
Residential mortgages	63	43	39	33	30
Retail
Credit card	389	256	313	282	282
Retail leasing	23	25	38	49	57
Home equity and second mortgages	82	62	83	89	105
Other retail	232	193	241	225	268

Total retail	726	536	675	645	712

Total charge-offs	1,032	763	949	1,074	1,494
Recoveries
Commercial
Commercial	52	61	95	144	70
Lease financing	28	27	34	41	55

Total commercial	80	88	129	185	125
Commercial real estate
Commercial mortgages	4	8	10	11	16
Construction and development	–	–	6	4	2

Total commercial real estate	4	8	16	15	18
Residential mortgages	2	2	3	4	3
Retail
Credit card	69	36	35	30	27
Retail leasing	7	11	12	10	7
Home equity and second mortgages	8	12	15	13	12
Other retail	70	62	54	50	50

Total retail	154	121	116	103	96

Total recoveries	240	219	264	307	242
Net Charge-Offs
Commercial
Commercial	102	60	45	100	486
Lease financing	35	24	42	69	84

Total commercial	137	84	87	169	570
Commercial real estate
Commercial mortgages	12	3	6	18	28
Construction and development	10	1	(3)	9	11

Total commercial real estate	22	4	3	27	39
Residential mortgages	61	41	36	29	27
Retail
Credit card	320	220	278	252	255
Retail leasing	16	14	26	39	50
Home equity and second mortgages	74	50	68	76	93
Other retail	162	131	187	175	218

Total retail	572	415	559	542	616

Total net charge-offs	792	544	685	767	1,252

Provision for credit losses	792	544	666	669	1,254
Acquisitions and other changes	4	5	1	(2)	(55)

Balance at end of year	$2,260	$2,256	$2,251	$2,269	$2,369

Components
Allowance for loan losses	$2,058	$2,022	$2,041	$2,080	$2,184
Liability for unfunded credit commitments	202	234	210	189	185

Total allowance for credit losses	$2,260	$2,256	$2,251	$2,269	$2,369

Allowance for credit losses as a percentage of
Period-end loans	1.47%	1.57%	1.65%	1.82%	2.03%
Nonperforming loans	406	480	414	355	232
Nonperforming assets	328	384	350	303	206
Net charge-offs	285	415	329	296	189

assets, accruing loans 90 days or more past due, delinquency ratios and changes in restructured loan balances compared with December 31, 2006. Management also considered the uncertainty related to certain industry sectors, and the extent of credit exposure to specific borrowers within the portfolio. In addition, concentration risks associated with commercial

U.S. BANCORP  43

Table 17      ELEMENTS OF THE ALLOWANCE FOR CREDIT LOSSES

	Allowance Amount					Allowance as a Percent of Loans
December 31 (Dollars in Millions)	2007	2006	2005	2004	2003	2007	2006	2005	2004	2003
Commercial
Commercial	$860	$665	$656	$664	$696	1.92%	1.64%	1.73%	1.89%	2.08%
Lease financing	146	90	105	106	90	2.34	1.62	2.06	2.14	1.80

Total commercial	1,006	755	761	770	786	1.97	1.63	1.77	1.92	2.04

Commercial Real Estate
Commercial mortgages	150	126	115	131	170.74		.64	.57	.64	.82
Construction and development	108	74	53	40	59	1.19	.83	.65	.55	.89

Total commercial real estate	258	200	168	171	229.88		.70	.59	.62	.84
Residential Mortgages	131	58	39	33	33.58		.27	.19	.21	.25
Retail
Credit card	487	298	284	283	268	4.45	3.44	3.98	4.29	4.52
Retail leasing	17	15	24	44	47.28		.22	.33	.61	.78
Home equity and second mortgages	114	52	62	88	101.69		.33	.41	.59	.76
Other retail	247	177	188	195	235	1.42	1.08	1.26	1.48	1.89

Total retail	865	542	558	610	651	1.70	1.14	1.26	1.46	1.73

Total allocated allowance	2,260	1,555	1,526	1,584	1,699	1.47	1.08	1.12	1.27	1.46
Available for other factors	–	701	725	685	670	–	.49	.53	.55	.57

Total allowance	$2,260	$2,256	$2,251	$2,269	$2,369	1.47%	1.57%	1.65%	1.82%	2.03%

real estate and the mix of loans, including credit cards, loans originated through the consumer finance division and residential mortgages balances, and their relative credit risks were evaluated. Finally, the Company considered current economic conditions that might impact the portfolio. Management determines the allowance that is required for specific loan categories based on relative risk characteristics of the loan portfolio. On an ongoing basis, management evaluates its methods for determining the allowance for each element of the portfolio and makes enhancements considered appropriate. Table 17 shows the amount of the allowance for credit losses by portfolio category.
Regardless of the extent of the Company’s analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolios. This is due to several factors, including inherent delays in obtaining information regarding a customer’s financial condition or changes in their unique business conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses from larger non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogeneous groups of loans, loan portfolio concentrations, and other subjective considerations are among other factors. Because of these subjective factors, the process utilized to determine each element of the allowance for credit losses by specific loan category has some imprecision. As such, the Company estimates a range of inherent losses in the portfolio based on statistical analyses and management judgment. A statistical analysis attempts to measure the extent of imprecision and other uncertainty by determining the volatility of losses over time, across loan categories. Also, management judgmentally considers loan concentrations, risks associated with specific industries, the stage of the business cycle, economic conditions and other qualitative factors. In 2007, this element of the allowance was specifically assigned to each portfolio type to better reflect the Company’s risk in the specific portfolios. In prior years, this element of the allowance was separately disclosed as “allowance available for other factors”.
The allowance recorded for commercial and commercial real estate loans is based, in part, on a regular review of individual credit relationships. The Company’s risk rating process is an integral component of the methodology utilized to determine these elements of the allowance for credit losses. An allowance for credit losses is established for pools of commercial and commercial real estate loans and unfunded commitments based on the risk ratings assigned. An analysis of the migration of commercial and commercial real estate loans and actual loss experience throughout the business cycle is conducted quarterly to assess the exposure for credits with similar risk characteristics. In addition to its risk rating process, the Company separately analyzes the carrying value of impaired loans to determine whether the carrying value is less than or equal to the appraised collateral value or the present value of expected cash flows. Based on this analysis, an allowance for credit losses may be specifically established for impaired loans. The allowance established for commercial

44  U.S. BANCORP

and commercial real estate loan portfolios, including impaired commercial and commercial real estate loans, was $1,264 million at December 31, 2007, compared with $955 million and $929 million at December 31, 2006 and 2005, respectively. The increase in the allowance for commercial and commercial real estate loans of $309 million at December 31, 2007, compared with December 31, 2006, reflected the impact of growth in the portfolios and the change in the process of allocating the allowance for credit losses to the specific loan portfolios during 2007, partially offset by a reduction in net inherent loss rates.
The allowance recorded for the residential mortgages and retail loan portfolios is based on an analysis of product mix, credit scoring and risk composition of the portfolio, loss and bankruptcy experiences, economic conditions and historical and expected delinquency and charge-off statistics for each homogenous group of loans. Based on this information and analysis, an allowance was established approximating a rolling twelve-month estimate of net charge-offs. The allowance established for residential mortgages was $131 million at December 31, 2007, compared with $58 million and $39 million at December 31, 2006 and 2005, respectively. The increase in the allowance for the residential mortgages portfolio year-over-year was driven by portfolio growth, deterioration in the resale value of real estate collateral due to the housing market and the change in the process of allocating the allowance for credit losses to the specific loan portfolios during 2007. The allowance established for retail loans was $865 million at December 31, 2007, compared with $542 million and $558 million at December 31, 2006 and 2005, respectively. The increase in the allowance for the retail portfolio in 2007 reflected foreclosures in the home equity portfolio, growth in the credit card and other retail portfolios and the change in the process of allocating the allowance for credit losses to the specific loan portfolios during 2007.
Although the Company determines the amount of each element of the allowance separately and this process is an important credit management tool, the entire allowance for credit losses is available for the entire loan portfolio. The actual amount of losses incurred can vary significantly from the estimated amounts.

Residual Value Risk Management The Company manages its risk to changes in the residual value of leased assets through disciplined residual valuation setting at the inception of a lease, diversification of its leased assets, regular residual asset valuation reviews and monitoring of residual value gains or losses upon the disposition of assets. Commercial lease originations are subject to the same well-defined underwriting standards referred to in the “Credit Risk Management” section which includes an evaluation of the residual risk. Retail lease residual risk is mitigated further by originating longer-term vehicle leases and effective end-of-term marketing of off-lease vehicles. Also, to reduce the financial risk of potential changes in vehicle residual values, the Company maintains residual value insurance. The catastrophic insurance maintained by the Company provides for the potential recovery of losses on individual vehicle sales in an amount equal to the difference between: (a) 105 percent or 110 percent of the average wholesale auction price for the vehicle at the time of sale and (b) the vehicle residual value specified by the Automotive Lease Guide (an authoritative industry source) at the inception of the lease. The potential recovery is calculated for each individual vehicle sold in a particular policy year and is reduced by any gains realized on vehicles sold during the same period. The Company will receive claim proceeds under this insurance program if, in the aggregate, there is a net loss for such period. In addition, the Company obtains separate residual value insurance for all vehicles at lease inception where end of lease term settlement is based solely on the residual value of the individual leased vehicles. Under this program, the potential recovery is computed for each individual vehicle sold and does not allow the insurance carrier to offset individual determined losses with gains from other leases. This individual vehicle coverage is included in the calculation of minimum lease payments when making the capital lease assessment. To reduce the risk associated with collecting insurance claims, the Company monitors the financial viability of the insurance carrier based on insurance industry ratings and available financial information.
Included in the retail leasing portfolio was approximately $3.8 billion of retail leasing residuals at December 31, 2007, compared with $4.3 billion at December 31, 2006. The Company monitors concentrations of leases by manufacturer and vehicle “make and model.” As of December 31, 2007, vehicle lease residuals related to sport utility vehicles were 42.2 percent of the portfolio while upscale and mid-range vehicle classes represented approximately 23.1 percent and 13.9 percent, respectively. At year-end 2007, the largest vehicle-type concentration represented approximately 7.8 percent of the aggregate residual value of the vehicles in the portfolio. No other vehicle-type exceeded five percent of the aggregate residual value of the portfolio. Because retail residual valuations tend to be less volatile for longer-term leases, relative to the estimated residual at inception of the lease, the Company actively manages lease origination production to achieve a longer-term portfolio. At December 31, 2007, the weighted-average origination term of the portfolio was 49 months, compared with 50 months at December 31, 2006. During the past several years, new vehicles sales volumes experienced strong growth driven by manufacturer incentives, consumer spending levels and strong economic conditions. In 2007, sales of new cars have softened

U.S. BANCORP  45

somewhat relative to a year ago. In part, this is due to manufacturers reducing sales incentives to consumers, as well as the overall general weakening of the economy. Current expectations are that sales of new vehicles will trend downward in 2008. Given that manufacturers’ inventories of vehicles have declined somewhat during this period, this trend in sales should provide support of residual valuations. With respect to used vehicles, wholesale values for automobiles during 2004 and 2005 performed better than wholesale values for trucks resulting in car prices becoming somewhat inflated and truck prices declining over this period. This has led to a shift in the comparative performance of these two segments, resulting in car values experiencing a decrease of .9 percent in 2007, while truck values have experienced an improvement of 1.1 percent over the same timeframe. The overall stability in the used car marketplace combined with the mix of the Company’s lease residual portfolio have caused the exposure to retail lease residual impairments to be relatively stable relative to a year ago.
At December 31, 2007, the commercial leasing portfolio had $660 million of residuals, compared with $636 million at December 31, 2006. At year-end 2007, lease residuals related to trucks and other transportation equipment were 26.6 percent of the total residual portfolio. Railcars represented 17.5 percent of the aggregate portfolio, while business and office equipment and aircraft were 16.7 percent and 12.9 percent, respectively. No other significant concentrations of more than 10 percent existed at December 31, 2007. In 2007, residual values in general remained stable or were favorable. The transportation industry residual values improved for marine, rail and aircraft.

Operational Risk Management Operational risk represents the risk of loss resulting from the Company’s operations, including, but not limited to, the risk of fraud by employees or persons outside the Company, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements and business continuation and disaster recovery. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity.
The Company operates in many different businesses in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. Operational risk is inherent in all business activities, and the management of this risk is important to the achievement of the Company’s objectives. In the event of a breakdown in the internal control system, improper operation of systems or improper employees’ actions, the Company could suffer financial loss, face regulatory action and suffer damage to its reputation.
The Company manages operational risk through a risk management framework and its internal control processes. Within this framework, the Corporate Risk Committee (“Risk Committee”) provides oversight and assesses the most significant operational risks facing the Company within its business lines. Under the guidance of the Risk Committee, enterprise risk management personnel establish policies and interact with business lines to monitor significant operating risks on a regular basis. Business lines have direct and primary responsibility and accountability for identifying, controlling, and monitoring operational risks embedded in their business activities. Business managers maintain a system of controls with the objective of providing proper transaction authorization and execution, proper system operations, safeguarding of assets from misuse or theft, and ensuring the reliability of financial and other data. Business managers ensure that the controls are appropriate and are implemented as designed.
Each business line within the Company has designated risk managers. These risk managers are responsible for, among other things, coordinating the completion of ongoing risk assessments and ensuring that operational risk management is integrated into business decision-making activities. Business continuation and disaster recovery planning is also critical to effectively managing operational risks. Each business unit of the Company is required to develop, maintain and test these plans at least annually to ensure that recovery activities, if needed, can support mission critical functions including technology, networks and data centers supporting customer applications and business operations. The Company’s internal audit function validates the system of internal controls through risk-based, regular and ongoing audit procedures and reports on the effectiveness of internal controls to executive management and the Audit Committee of the Board of Directors.
Customer-related business conditions may also increase operational risk, or the level of operational losses in certain transaction processing business units, including merchant processing activities. Ongoing risk monitoring of customer activities and their financial condition and operational processes serve to mitigate customer-related operational risk. Refer to Note 21 of the Notes to Consolidated Financial Statements for further discussion on merchant processing.
While the Company believes that it has designed effective methods to minimize operational risks, there is no absolute assurance that business disruption or operational losses would not occur in the event of a disaster. On an ongoing basis, management makes process changes and investments to enhance its systems of internal controls and business continuity and disaster recovery plans.

Interest Rate Risk Management In the banking industry, changes in interest rates are a significant risk that can

46  U.S. BANCORP

impact earnings, market valuations and safety and soundness of an entity. To minimize the volatility of net interest income and the market value of assets and liabilities, the Company manages its exposure to changes in interest rates through asset and liability management activities within guidelines established by its Asset Liability Policy Committee (“ALPC”) and approved by the Board of Directors. ALPC has the responsibility for approving and ensuring compliance with ALPC management policies, including interest rate risk exposure. The Company uses Net Interest Income Simulation Analysis and Market Value of Equity Modeling for measuring and analyzing consolidated interest rate risk.

Net Interest Income Simulation Analysis One of the primary tools used to measure interest rate risk and the effect of interest rate changes on net interest income is simulation analysis. The monthly analysis incorporates substantially all of the Company’s assets and liabilities and off-balance sheet instruments, together with forecasted changes in the balance sheet and assumptions that reflect the current interest rate environment. Through this simulation, management estimates the impact on net interest income of a 200 basis point upward or downward gradual change of market interest rates over a one-year period. The simulation also estimates the effect of immediate and sustained parallel shifts in the yield curve of 50 basis points as well as the effect of immediate and sustained flattening or steepening of the yield curve. This simulation includes assumptions about how the balance sheet is likely to be affected by changes in loan and deposit growth. Assumptions are made to project interest rates for new loans and deposits based on historical analysis, management’s outlook and repricing strategies. These assumptions are validated on a periodic basis. A sensitivity analysis is provided for key variables of the simulation. The results are reviewed by ALPC monthly and are used to guide asset/liability management strategies.
The table below summarizes the interest rate risk of net interest income based on forecasts over the succeeding 12 months. At December 31, 2007, based on the rate environment at that time, the Company’s overall interest rate risk position was liability sensitive to changes in interest rates. In January 2008, the Federal Reserve Bank lowered the Federal Funds rate by 125 basis points to 3.00 percent, which resulted in the overall interest rate risk position of the Company being slightly liability sensitive. The Company manages its interest rate risk position by holding assets on the balance sheet with desired interest rate risk characteristics, implementing certain pricing strategies for loans and deposits and through the selection of derivatives and various funding and investment portfolio strategies. The Company manages the overall interest rate risk profile within policy limits. ALPC policy limits the estimated change in net interest income to 4.0 percent of forecasted net interest income over the succeeding 12 months. At December 31, 2007, and 2006, the Company was within its ALPC policy.

Market Value of Equity Modeling The Company also utilizes the market value of equity as a measurement tool in managing interest rate sensitivity. The market value of equity measures the degree to which the market values of the Company’s assets and liabilities and off-balance sheet instruments will change given a change in interest rates. ALPC policy limits the change in market value of equity in a 200 basis point parallel rate shock to 15 percent of the market value of equity assuming interest rates at December 31, 2007. The up 200 basis point scenario resulted in a 7.6 percent decrease in the market value of equity at December 31, 2007, compared with a 6.7 percent decrease at December 31, 2006. The down 200 basis point scenario resulted in a 3.5 percent decrease in the market value of equity at December 31, 2007, compared with a 1.8 percent decrease at December 31, 2006. At December 31, 2007 and 2006, the Company was within its ALPC policy.
The valuation analysis is dependent upon certain key assumptions about the nature of assets and liabilities with non-contractual maturities. Management estimates the average life and rate characteristics of asset and liability accounts based upon historical analysis and management’s expectation of rate behavior. These assumptions are validated on a periodic basis. A sensitivity analysis of key variables of the valuation analysis is provided to ALPC monthly and is used to guide asset/liability management strategies. The Company also uses duration of equity as a measure of interest rate risk. The duration of equity is a measure of the net market value sensitivity of the assets, liabilities and derivative positions of the Company. The duration of assets was 1.8 years at December 31, 2007 and 2006. The duration of liabilities was 1.9 years at December 31, 2007 and 2006. At December 31, 2007, the duration of equity was 1.2 years, compared with 1.6 years at December 31, 2006. The duration of equity measures shows that sensitivity of the market value of equity of the Company was liability sensitive to changes in interest rates.

Use of Derivatives to Manage Interest Rate and Other Risks In the ordinary course of business, the Company enters into

SENSITIVITY OF NET INTEREST INCOME

	December 31, 2007				December 31, 2006
	Down 50	Up 50	Down 200	Up 200	Down 50	Up 50	Down 200	Up 200
	Immediate	Immediate	Gradual	Gradual	Immediate	Immediate	Gradual	Gradual
Net interest income	.54%	(1.01)%	1.28%	(2.55)%	.42%	(1.43)%	.92%	(2.95)%

U.S. BANCORP  47

derivative transactions to manage its interest rate, prepayment, credit, price and foreign currency risks (“asset and liability management positions”) and to accommodate the business requirements of its customers (“customer-related positions”). To manage its interest rate risk, the Company may enter into interest rate swap agreements and interest rate options such as caps and floors. Interest rate swaps involve the exchange of fixed-rate and variable-rate payments without the exchange of the underlying notional amount on which the interest payments are calculated. Interest rate caps protect against rising interest rates while interest rate floors protect against declining interest rates. In connection with its mortgage banking operations, the Company enters into forward commitments to sell mortgage loans related to fixed-rate mortgage loans held for sale and fixed-rate mortgage loan commitments. The Company also acts as a seller and buyer of interest rate contracts and foreign exchange rate contracts on behalf of customers. The Company minimizes its market and liquidity risks by taking similar offsetting positions.
All interest rate derivatives that qualify for hedge accounting are recorded at fair value as other assets or liabilities on the balance sheet and are designated as either “fair value” or “cash flow” hedges. The Company performs an assessment, both at inception and quarterly thereafter, when required, to determine whether these derivatives are highly effective in offsetting changes in the value of the hedged items. Hedge ineffectiveness for both cash flow and fair value hedges is recorded in noninterest income. Changes in the fair value of derivatives designated as fair value hedges, and changes in the fair value of the hedged items, are recorded in earnings. Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income until income from the cash flows of the hedged items is realized. Customer-related interest rate swaps, foreign exchange rate contracts, and all other derivative contracts that do not qualify for hedge accounting are recorded at fair value and resulting gains or losses are recorded in trading account gains or losses or mortgage banking revenue. Gains or losses on customer-related derivative positions were not material in 2007.
By their nature, derivative instruments are subject to market risk. The Company does not utilize derivative instruments for speculative purposes. Of the Company’s $57.5 billion of total notional amount of asset and liability management positions at December 31, 2007, $24.4 billion was designated as either fair value or cash flow hedges or net investment hedges of foreign operations. The cash flow hedge derivative positions are interest rate swaps that hedge the forecasted cash flows from the underlying variable-rate debt. The fair value hedges are primarily interest rate swaps that hedge the change in fair value related to interest rate changes of underlying fixed-rate debt and subordinated obligations.
The Company uses forward commitments to sell residential mortgage loans to hedge its interest rate risk related to residential mortgage loans held-for-sale. The Company commits to sell the loans at specified prices in a future period, typically within 90 days. The Company is exposed to interest rate risk during the period between issuing a loan commitment and the sale of the loan into the secondary market. In connection with its mortgage banking operations, the Company held $2.8 billion of forward commitments to sell mortgage loans and $3.7 billion of unfunded mortgage loan commitments at December 31, 2007, that were derivatives in accordance with the provisions of the Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedge Activities.” The unfunded mortgage loan commitments are reported at fair value as options in Table 18. The Company also utilizes U.S. Treasury futures, options on U.S. Treasury futures contracts, interest rate swaps and forward commitments to buy residential mortgage loans to economically hedge the change in fair value of its residential MSRs.
Derivative instruments are also subject to credit risk associated with counterparties to the derivative contracts. Credit risk associated with derivatives is measured based on the replacement cost should the counterparties with contracts in a gain position to the Company fail to perform under the terms of the contract. The Company manages this risk through diversification of its derivative positions among various counterparties, requiring collateral agreements with credit-rating thresholds, entering into master netting agreements in certain cases and entering into interest rate swap risk participation agreements. These agreements transfer the credit risk related to interest rate swaps from the Company to an unaffiliated third-party. The Company also provides credit protection to third-parties with risk participation agreements, for a fee, as part of a loan syndication transaction.
At December 31, 2007, the Company had $219 million in accumulated other comprehensive income related to realized and unrealized losses on derivatives classified as cash flow hedges. Unrealized gains and losses are reflected in earnings when the related cash flows or hedged transactions occur and offset the related performance of the hedged items. The estimated amount to be reclassified from accumulated other comprehensive income into earnings during the next 12 months is a loss of $106 million.
The change in the fair value of all other asset and liability management derivative positions attributed to hedge ineffectiveness recorded in noninterest income was not material for 2007.

48  U.S. BANCORP

Table 18      DERIVATIVE POSITIONS
ASSET AND LIABILITY MANAGEMENT POSITIONS

									Weighted-
									Average
	Maturing								Remaining
								Fair	Maturity
December 31, 2007 (Dollars in Millions)	2008	2009	2010	2011	2012	Thereafter	Total	Value	In Years

Interest Rate Contracts
Receive fixed/pay floating swaps
Notional amount	$–	$–	$–	$–	$–	$3,750	$3,750	$17	40.87
Weighted-average
Receive rate	–%	–%	–%	–%	–%	6.32%	6.32%
Pay rate	–	–	–	–	–	5.41	5.41
Pay fixed/receive floating swaps
Notional amount	$7,550	$4,000	$–	$–	$–	$4,429	$15,979	$(307)	3.00
Weighted-average
Receive rate	5.15%	5.11%	–%	–%	–%	5.08%	5.12%
Pay rate	5.13	4.49	–	–	–	5.22	4.99
Futures and forwards
Buy	$12,459	$–	$–	$–	$–	$–	$12,459	$(51)	.12
Sell	11,427	–	–	–	–	–	11,427	(33)	.16
Options
Written	$10,689	$–	$–	$–	$–	$–	$10,689	$10	.12
Foreign Exchange Contracts
Cross-currency swaps
Notional amount	$–	$–	$–	$–	$–	$1,913	$1,913	$196	8.80
Weighted-average
Receive rate	–%	–%	–%	–%	–%	4.24%	4.24%
Pay rate	–	–	–	–	–	4.87	4.87
Forwards	$1,111	$–	$–	$–	$–	$–	$1,111	$(15)	.03

Equity Contracts	$–	$40	$–	$33	$–	$–	$73	$(3)	2.33
Credit Default Swaps	$5	$5	$–	$25	$21	$–	$56	$1	3.60

CUSTOMER-RELATED POSITIONS

									Weighted-
									Average
	Maturing								Remaining
								Fair	Maturity
December 31, 2007 (Dollars in Millions)	2008	2009	2010	2011	2012	Thereafter	Total	Value	In Years

Interest Rate Contracts
Receive fixed/pay floating swaps
Notional amount	$1,647	$2,212	$2,230	$1,349	$1,696	$5,126	$14,260	$386	5.10
Pay fixed/receive floating swaps
Notional amount	1,647	2,204	2,214	1,358	1,695	5,135	14,253	(309)	5.08
Options
Purchased	572	621	284	201	86	175	1,939	1	2.25
Written	565	621	284	201	86	175	1,932	1	2.25
Risk participation agreements
Purchased	3	34	13	17	94	209	370	1	6.23
Written	25	112	145	51	84	211	628	(1)	4.98
Foreign Exchange Rate Contracts
Forwards, spots and swaps
Buy	$3,113	$274	$78	$18	$3	$–	$3,486	$109	.44
Sell	3,058	268	77	20	3	–	3,426	(95)	.44
Options
Purchased	252	8	48	–	–	–	308	(6)	.68
Written	237	8	48	–	–	–	293	6	.71

The Company enters into derivatives to protect its net investment in certain foreign operations. The Company uses forward commitments to sell specified amounts of certain foreign currencies to hedge fluctuations in foreign currency exchange rates. The net amount of gains or losses included

U.S. BANCORP  49

in the cumulative translation adjustment for 2007 was not material.
Table 18 summarizes information on the Company’s derivative positions at December 31, 2007. Refer to Notes 1 and 19 of the Notes to Consolidated Financial Statements for significant accounting policies and additional information regarding the Company’s use of derivatives.

Market Risk Management In addition to interest rate risk, the Company is exposed to other forms of market risk as a consequence of conducting normal trading activities. These trading activities principally support the risk management processes of the Company’s customers including their management of foreign currency and interest rate risks. The Company also manages market risk of non-trading business activities, including its MSRs and loans held-for-sale. Value at Risk (“VaR”) is a key measure of market risk for the Company. Theoretically, VaR represents the maximum amount that the Company has placed at risk of loss, with a ninety-ninth percentile degree of confidence, to adverse market movements in the course of its risk taking activities.
VaR modeling of trading activities is subject to certain limitations. Additionally, it should be recognized that there are assumptions and estimates associated with VaR modeling, and actual results could differ from those assumptions and estimates. The Company mitigates these uncertainties through regular monitoring of trading activities by management and other risk management practices, including stop-loss and position limits related to its trading activities. Stress-test models are used to provide management with perspectives on market events that VaR models do not capture.
The Company establishes market risk limits, subject to approval by the Company’s Board of Directors. The Company’s market valuation risk for trading and non-trading positions, as estimated by the VaR analysis, was $1 million and $15 million, respectively, at December 31, 2007, compared with $1 million and $30 million, respectively, at December 31, 2006. The Company’s VaR limit was $45 million at December 31, 2007.
During the second half of 2007, the financial markets experienced significant turbulence as the impact of mortgage delinquencies, defaults and foreclosures adversely affected investor confidence in a broad range of investment sectors and asset classes. Given that the Company’s owned investments are principally U.S. Treasury securities, notes issued by government-sponsored agencies or privately issued securities with high investment grade credit ratings, the Company believes these securities are not other-than-temporarily impaired as of December 31, 2007, despite being subject to changes in market valuations. As problems in the sub-prime mortgage market emerged, certain securities backed by mortgages experienced both credit and liquidity issues, and investors became hesitant to purchase many types of asset-backed securities, even those with little or no exposure to sub-prime mortgages. The money market funds managed by an affiliate of the Company, FAF Advisors, held certain investments with exposure to the liquidity and credit issues of the asset-backed securities markets. In the fourth quarter of 2007, the Company purchased certain securities at amortized cost from certain money market funds managed by FAF Advisors to maintain investor confidence in the funds. Given the nature and credit ratings of the remaining holdings of these money market funds, the Company does not intend to purchase additional investments from the funds.
As a result of purchasing these structured investments, the Company recognized valuation losses of $107 million in its financial statements in the fourth quarter of 2007. The Company continues to monitor changes in market conditions, including the underlying credit quality and performance of assets collateralizing these structured investments. Given the nature of these securities and widening credit spreads for similar assets, further deterioration in value is likely to occur over the next few quarters and may result in the recognition of further impairment by the Company.

Liquidity Risk Management ALPC establishes policies, as well as analyzes and manages liquidity, to ensure that adequate funds are available to meet normal operating requirements in addition to unexpected customer demands for funds, such as high levels of deposit withdrawals or loan demand, in a timely and cost-effective manner. The most important factor in the preservation of liquidity is maintaining public confidence that facilitates the retention and growth of a large, stable supply of core deposits and wholesale funds. Ultimately, public confidence is generated through profitable operations, sound credit quality and a strong capital position. The Company’s performance in these areas has enabled it to develop a large and reliable base of core funding within its market areas and in domestic and global capital markets. Liquidity management is viewed from long-term and short-term perspectives, as well as from an asset and liability perspective. Management monitors liquidity through a regular review of maturity profiles, funding sources, and loan and deposit forecasts to minimize funding risk.
The Company maintains strategic liquidity and contingency plans that are subject to the availability of asset liquidity in the balance sheet. Monthly, ALPC reviews the Company’s ability to meet funding requirements due to adverse business events. These funding needs are then matched with specific asset-based sources to ensure sufficient funds are available. Also, strategic liquidity policies require diversification of wholesale funding sources to avoid concentrations in any one market source. Subsidiary companies are members of various Federal Home Loan Banks

50  U.S. BANCORP

Table 19      DEBT RATINGS

Dominion
		Standard &		Bond
	Moody’s	Poor’s	Fitch	Rating Service

U.S. Bancorp
Short-term borrowings			F1+	R-1 (middle	)
Senior debt and medium-term notes	Aa2	AA	AA-	AA
Subordinated debt	Aa3	AA-	A+	AA (low	)
Preferred stock	A1	A+	A+
Commercial paper	P-1	A-1+	F1+	R-1 (middle	)
U.S. Bank National Association
Short-term time deposits	P-1	A-1+	F1+	R-1 (high	)
Long-term time deposits	Aa1	AA+	AA	AA (high	)
Bank notes	Aa1/P-1	AA+/A-1+	AA-/F1+	AA (high	)
Subordinated debt	Aa2	AA	A+	AA
Commercial paper	P-1	A-1+	F1+	R-1 (high	)

(“FHLB”) that provide a source of funding through FHLB advances. The Company maintains a Grand Cayman branch for issuing eurodollar time deposits. The Company also issues commercial paper through its Canadian branch. In addition, the Company establishes relationships with dealers to issue national market retail and institutional savings certificates and short-term and medium-term bank notes. The Company’s subsidiary banks also have significant correspondent banking networks and corporate accounts. Accordingly, the Company has access to national fed funds, funding through repurchase agreements and sources of stable, regionally-based certificates of deposit and commercial paper.
The Company’s ability to raise negotiated funding at competitive prices is influenced by rating agencies’ views of the Company’s credit quality, liquidity, capital and earnings. On February 14, 2007, Standard & Poor’s Ratings Services upgraded the Company’s credit ratings to AA/A-1+. At December 31, 2007, the credit ratings outlook for the Company was considered “Positive” by Fitch and “Stable” by Standard & Poor’s Ratings Services, Moody’s Investors Service and Dominion Bond Ratings Service. The debt ratings noted in Table 19 reflect the rating agencies’ recognition of the Company’s sector-leading core earnings performance and lower credit risk profile.
The parent company’s routine funding requirements consist primarily of operating expenses, dividends paid to shareholders, debt service, repurchases of common stock and funds used for acquisitions. The parent company obtains funding to meet its obligations from dividends collected from its subsidiaries and the issuance of debt securities.
Under United States Securities and Exchange Commission rules, the parent company is classified as a “well-known seasoned issuer,” which allows it to file a registration statement that does not have a limit on issuance capacity. “Well-known seasoned issuers” generally include those companies with outstanding common securities with a market value of at least $700 million held by non-affiliated parties or those companies that have issued at least $1 billion in aggregate principal amount of non-convertible securities, other than common equity, in the last three years. However, the parent company’s ability to issue debt and other securities under a registration statement filed with the United States Securities and Exchange Commission under these rules is limited by the debt issuance authority granted by the Company’s Board of Directors and/or ALPC policy.
At December 31, 2007, parent company long-term debt outstanding was $10.7 billion, compared with $11.4 billion at December 31, 2006. The $.7 billion decrease was primarily due to repayments of $2.6 billion of convertible senior debentures and $1.4 billion of maturities of subordinated and medium-term notes, partially offset by the issuances of $3.0 billion of convertible senior debentures and $.5 billion of junior subordinated debentures. Total parent company debt scheduled to mature in 2008 is $.5 billion. These debt obligations may be met through medium-term note and capital security issuances and dividends from subsidiaries, as well as from parent company cash and cash equivalents.
Federal banking laws regulate the amount of dividends that may be paid by banking subsidiaries without prior approval. The amount of dividends available to the parent company from its banking subsidiaries after meeting the regulatory capital requirements for well-capitalized banks was approximately $1.1 billion at December 31, 2007. For further information, see Note 22 of the Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements Off-balance sheet arrangements include any contractual arrangement to which an unconsolidated entity is a party, under which the Company has an obligation to provide credit or liquidity enhancements or market risk support. Off-balance sheet arrangements include

U.S. BANCORP  51

Table 20      CONTRACTUAL OBLIGATIONS

	Payments Due By Period
		Over One	Over Three
	One Year	Through	Through	Over Five
December 31, 2007 (Dollars in Millions)	or Less	Three Years	Five Years	Years	Total

Contractual Obligations (a)
Long-term debt (b)	$10,486	$9,401	$5,887	$17,666	$43,440
Capital leases	11	20	18	34	83
Operating leases	168	297	226	358	1,049
Purchase obligations	143	141	35	1	320
Benefit obligations (c)	39	78	82	209	408

Total	$10,847	$9,937	$6,248	$18,268	$45,300

(a)	Unrecognized tax positions of $296 million at December 31, 2007, are excluded as the Company cannot make a reasonably reliable estimate of the period of cash settlement with the respective taxing authority.
(b)	In the banking industry, interest-bearing obligations are principally utilized to fund interest-bearing assets. As such, interest charges on related contractual obligations were excluded from reported amounts as the potential cash outflows would have corresponding cash inflows from interest-bearing assets.
(c)	Amounts only include obligations related to the unfunded non-qualified pension plans and post-retirement medical plan.

certain defined guarantees, asset securitization trusts and conduits. Off-balance sheet arrangements also include any obligation under a variable interest held by an unconsolidated entity that provides financing, liquidity, credit enhancement or market risk support.
In the ordinary course of business, the Company enters into an array of commitments to extend credit, letters of credit and various forms of guarantees that may be considered off-balance sheet arrangements. The nature and extent of these arrangements are provided in Note 21 of the Notes to Consolidated Financial Statements.
Asset securitizations and conduits may represent a source of funding for the Company through off-balance sheet structures. Credit, liquidity, operational and legal structural risks exist due to the nature and complexity of asset securitizations and other off-balance sheet structures. ALPC regularly monitors the performance of each off-balance sheet structure in an effort to minimize these risks and ensure compliance with the requirements of the structures. The Company uses its credit risk management processes to evaluate the credit quality of underlying assets and regularly forecasts cash flows to evaluate any potential impairment of retained interests. Also, regulatory guidelines require consideration of asset securitizations in the determination of risk-based capital ratios. The Company does not rely significantly on off-balance sheet arrangements for liquidity or capital resources.
The Company sponsors an off-balance sheet conduit, a qualified special purpose entity (“QSPE”), to which it transferred high-grade investment securities, funded by the issuance of commercial paper. Because QSPEs are exempt from consolidation under the provisions of Financial Accounting Standards Board Interpretation No. 46R (“FIN 46R”), “Consolidation of Variable Interest Entities”, the Company does not consolidate the conduit structure in its financial statements. The conduit held assets of $1.2 billion at December 31, 2007, and $2.2 billion at December 31, 2006. These investment securities include primarily (i) private label asset-backed securities, which are insurance “wrapped” by mono-line insurance companies and (ii) government agency mortgage-backed securities and collateralized mortgage obligations. The conduit had commercial paper liabilities of $1.2 billion at December 31, 2007, and $2.2 billion at December 31, 2006. The Company provides a liquidity facility to the conduit. Utilization of the liquidity facility would be triggered if the conduit is unable to, or does not, issue commercial paper to fund its assets. A liability for the estimate of the potential risk of loss for the Company as the liquidity facility provider is recorded on the balance sheet in other liabilities. The liability is adjusted downward over time as the underlying assets pay down with the offset recognized as other noninterest income. The liability for the liquidity facility was $2 million and $10 million at December 31, 2007 and 2006, respectively. In addition, the Company recorded its retained residual interest in the investment securities conduit of $2 million and $13 million at December 31, 2007 and 2006, respectively.

Capital Management The Company is committed to managing capital for maximum shareholder benefit and maintaining strong protection for depositors and creditors. The Company has targeted returning 80 percent of earnings to its common shareholders through a combination of dividends and share repurchases. During 2007, the Company returned 111 percent of earnings. The Company continually assesses its business risks and capital position. The Company also manages its capital to exceed regulatory capital requirements for well-capitalized bank holding companies. To achieve these capital goals, the Company employs a variety of capital management tools, including dividends, common share repurchases, and the issuance of subordinated debt and other capital instruments. Total shareholders’ equity was $21.0 billion at December 31,

52  U.S. BANCORP

Table 21      ÜREGULATORY CAPITAL RATIOS

At December 31 (Dollars in Millions)	2007	2006

U.S. Bancorp
Tier 1 capital	$17,539	$17,036
As a percent of risk-weighted assets	8.3%	8.8%
As a percent of adjusted quarterly average assets (leverage ratio)	7.9%	8.2%
Total risk-based capital	$25,925	$24,495
As a percent of risk-weighted assets	12.2%	12.6%
Tangible common equity	$11,820	$11,703
As a percent of tangible assets	5.1%	5.5%
Bank Subsidiaries
U.S. Bank National Association
Tier 1 capital	6.5%	6.5%
Total risk-based capital	10.4	10.8
Leverage	6.2	6.1
U.S. Bank National Association ND
Tier 1 capital	13.3%	12.9%
Total risk-based capital	16.8	16.7
Leverage	11.7	11.3

		Well-
Bank Regulatory Capital Requirements	Minimum	Capitalized

Tier 1 capital	4.0%	6.0%
Total risk-based capital	8.0	10.0
Leverage	4.0	5.0

2007, compared with $21.2 billion at December 31, 2006. The decrease was the result of share repurchases and dividends, partially offset by corporate earnings.
On December 11, 2007, the Company increased its dividend rate per common share by 6.25 percent, from $.40 per quarter to $.425 per quarter. On December 12, 2006, the Company increased its dividend rate per common share by 21.2 percent, from $.33 per quarter to $.40 per quarter.
On December 21, 2004, the Board of Directors approved and announced an authorization to repurchase 150 million shares of common stock during the next 24 months. On August 3, 2006, the Company announced that the Board of Directors approved an authorization to repurchase 150 million shares of common stock through December 31, 2008. This new authorization replaced the December 21, 2004, share repurchase program. During 2006, the Company repurchased 62 million shares under the 2004 authorization and 28 million shares under the 2006 authorization. The average price paid for all shares repurchased in 2006 was $31.35 per share. In 2007, the Company repurchased 58 million shares under the 2006 authorization. The average price paid for shares repurchased in 2007 was $34.84 per share. For a complete analysis of activities impacting shareholders’ equity and capital management programs, refer to Note 14 of the Notes to Consolidated Financial Statements.

The following table provides a detailed analysis of all shares repurchased under the 2006 authorization during the fourth quarter of 2007:

	Total Number		Maximum Number
	of Shares		of Shares that May
	Purchased as	Average	Yet Be Purchased
	Part of the	Price Paid	Under the
Time Period	Program	per Share	Program

October	168,766	$32.74	64,320,188
November	272	31.04	64,319,916
December	58,439	31.97	64,261,477

Total	227,477	$32.54	64,261,477

U.S. BANCORP  53

Banking regulators define minimum capital requirements for banks and financial services holding companies. These requirements are expressed in the form of a minimum Tier 1 capital ratio, total risk-based capital ratio, and Tier 1 leverage ratio. The minimum required level for these ratios is 4.0 percent, 8.0 percent, and 4.0 percent, respectively. The Company targets its regulatory capital levels, at both the bank and bank holding company level, to exceed the “well-capitalized” threshold for these ratios of 6.0 percent, 10.0 percent, and 5.0 percent, respectively. All regulatory ratios, at both the bank and bank holding company level, continue to be in excess of stated “well-capitalized” requirements.
Table 21 provides a summary of capital ratios as of December 31, 2007 and 2006, including Tier 1 and total risk-based capital ratios, as defined by the regulatory agencies. During 2008, the Company expects to target capital level ratios of 8.5 percent Tier 1 capital and 12.0 percent total risk-based capital on a consolidated basis.

FOURTH QUARTER SUMMARY

The Company reported net income of $942 million for the fourth quarter of 2007, or $.53 per diluted common share, compared with $1,194 million, or $.66 per diluted common share, for the fourth quarter of 2006. Return on average assets and return on average common equity were 1.63 percent and 18.3 percent, respectively, for the fourth quarter of 2007, compared with returns of 2.18 percent and 23.2 percent, respectively, for the fourth quarter of 2006. Several significant items impacted the Company’s quarterly results, including a $215 million Visa Charge and $107 million for valuation losses related to securities purchased from certain money market funds managed by an affiliate. The cumulative impact of these charges in the fourth quarter of 2007 was approximately $.13 per diluted common share. The Company’s results for the fourth quarter of 2006 included a $52 million gain related to the sale of a 401(k) recordkeeping business, a $22 million debt prepayment charge and a reduction in tax liabilities related to the resolution of various income tax examinations.

Table 22      FOURTH QUARTER RESULTS

	Three Months Ended
	December 31,

(In millions, Except Per Share Data)	2007	2006

Condensed Income Statement
Net interest income (taxable-equivalent basis) (a)	$1,763	$1,695
Noninterest income	1,773	1,718
Securities gains (losses), net	4	11

Total net revenue	3,540	3,424
Noninterest expense	1,934	1,612
Provision for credit losses	225	169

Income before taxes	1,381	1,643
Taxable-equivalent adjustment	22	15
Applicable income taxes	417	434

Net income	$942	$1,194

Net income applicable to common equity	$927	$1,179

Per Common Share
Earnings per share	$.54	$.67
Diluted earnings per share	.53	.66
Dividends declared per share	.425	.400
Average common shares outstanding	1,726	1,761
Average diluted common shares outstanding	1,746	1,789
Financial Ratios
Return on average assets	1.63%	2.18%
Return on average common equity	18.3	23.2
Net interest margin (taxable-equivalent basis) (a)	3.51	3.56
Efficiency ratio (b)	54.7	47.2

(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.
(b)	Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding securities gains (losses), net.

54  U.S. BANCORP

Total net revenue, on a taxable-equivalent basis for the fourth quarter of 2007, was $116 million (3.4 percent) higher than the fourth quarter of 2006, reflecting a 4.0 percent increase in net interest income and a 2.8 percent increase in noninterest income. Net interest income increased from a year ago, driven by growth in earning assets, somewhat higher credit spreads, an increase in yield-related loan fees and lower funding rates. Noninterest income growth was driven primarily by organic growth in fee-based revenue of 12.3 percent, muted somewhat by the $107 million market valuation losses recorded in the fourth quarter of 2007 and a $52 million gain recognized in the fourth quarter of 2006 related to the Company’s sale of a 401(k) recordkeeping business.
Fourth quarter net interest income, on a taxable-equivalent basis was $1,763 million, compared with $1,695 million in the fourth quarter of 2006. Average earning assets for the period increased over the fourth quarter of 2006 by $10.6 billion (5.6 percent), primarily driven by a $7.8 billion (5.4 percent) increase in average loans. The positive impact to net interest income from the growth in earning assets was partially offset by a lower net interest margin. The net interest margin in the fourth quarter of 2007 was 3.51 percent, compared with 3.56 percent in the fourth quarter of 2006, reflecting the competitive environment in early 2007 and declining net free funds relative to a year ago. The reduction in net free funds was primarily due to a decline in noninterest-bearing deposits, an investment in bank-owned life insurance, share repurchases through mid-third quarter of 2007 and the impact of acquisitions. An increase in loan fees from a year ago and improved wholesale funding rates partially offset these factors.
Noninterest income in the fourth quarter of 2007 was $1,777 million, compared with $1,729 million in the same period of 2006. The $48 million (2.8 percent) increase was driven by strong organic fee-based revenue growth, offset somewhat by the $107 million valuation losses related to securities purchased from certain money market funds managed by an affiliate, recognized in the fourth quarter of 2007, and the $52 million gain on the sale of a 401(k) recordkeeping business recorded in the fourth quarter of 2006. After consideration of these factors, noninterest income grew by approximately 12.3 percent year-over-year. Credit and debit card revenue and corporate payment products revenue were higher in the fourth quarter of 2007 than the fourth quarter of 2006 by $71 million (33.8 percent) and $24 million (17.0 percent), respectively. The strong growth in credit and debit card revenue was primarily driven by an increase in customer accounts and higher customer transaction volumes from a year ago. Approximately 7.6 percent of the growth in credit card revenues was the result of the full year impact of a favorable rate change from renegotiating a contract with a cardholder association. Corporate payment products revenue growth reflected organic growth in sales volumes and card usage and the impact of an acquired business. Merchant processing services revenue was higher in the fourth quarter of 2007 than the same quarter a year ago by $35 million (14.3 percent), primarily reflecting an increase in customers and sales volumes. Trust and investment management fees increased $25 million (7.8 percent) year-over-year, due to core account growth and favorable equity market conditions. Deposit service charges grew year-over-year by $13 million (5.0 percent) driven by increased transaction-related fees and the impact of continued growth in net new checking accounts. Additionally, deposit account-related revenue, traditionally reflected in this fee category, continued to migrate to yield-related loan fees as customers utilize new consumer products. Treasury management fees increased $10 million (9.3 percent) due, in part, to new customer account growth, new product offerings and higher transaction volumes. Commercial products revenue increased $17 million (16.3 percent) year-over-year due to higher syndication fees and foreign exchange and commercial leasing revenue. Mortgage banking revenue grew $23 million (92.0 percent) over the prior year due to an increase in mortgage servicing income and production gains. These favorable changes in fee-based revenue were partially offset by a decline in other income of $167 million (78.4 percent) compared with the fourth quarter of 2006. The decline in other income was primarily due to the $107 million in valuation losses related to securities purchased in the fourth quarter of 2007 from certain money market funds managed by an affiliate and the $52 million gain on the sale of a 401(k) defined contribution recordkeeping business recorded in the fourth quarter of 2006. This decline was partially offset by increased revenue from investment in bank-owned life insurance programs. Securities gains (losses) were lower year-over-year by $7 million.
Noninterest expense was $1,934 million in the fourth quarter of 2007, an increase of $322 million (20.0 percent) from the fourth quarter of 2006. The increase included the $215 million Visa Charge in the fourth quarter of 2007 and $22 million of debt prepayment charges recorded in the fourth quarter of 2006. Compensation expense was higher year-over-year by $69 million (11.1 percent), due to growth in ongoing bank operations and acquired businesses. Employee benefits expense increased $17 million (16.7 percent) year-over-year as higher medical costs were partially offset by lower pension costs. Net occupancy and equipment expense increased $9 million (5.4 percent) from the fourth quarter of 2006 primarily due to acquisitions and branch-based business initiatives. Postage, printing and

U.S. BANCORP  55

supplies expense increased $6 million (9.0 percent) from the fourth quarter of 2006, due primarily to changes in postage rates. Other expense increased in the fourth quarter of 2007 from the same quarter of 2006 by $236 million (84.6 percent), due primarily to the Visa Charge and higher credit-related costs for other real estate owned and loan collection activities. These increases were partially offset by debt prepayment charges recorded in the fourth quarter of 2006.
The provision for credit losses for the fourth quarter of 2007 was $225 million, an increase of $56 million (33.1 percent) from the fourth quarter of 2006. The increase in the provision for credit losses from a year ago reflected growth in credit card accounts, increasing retail loan delinquencies and higher commercial losses. Net charge-offs in the fourth quarter of 2007 were $225 million, compared with net charge-offs of $169 million during the fourth quarter of 2006.
The provision for income taxes for the fourth quarter of 2007 increased to an effective tax rate of 30.7 percent from an effective tax rate of 26.7 percent in the fourth quarter of 2006. The lower tax rate in the fourth quarter of the prior year compared with the current quarter was primarily due to the resolution of federal income tax examinations for all years through 2004 and certain state tax examinations during the fourth quarter of 2006, which reduced the Company’s tax liabilities.

LINE OF BUSINESS FINANCIAL REVIEW

Within the Company, financial performance is measured by major lines of business, which include Wholesale Banking, Consumer Banking, Wealth Management & Securities Services, Payment Services, and Treasury and Corporate Support. These operating segments are components of the Company about which financial information is available and is evaluated regularly in deciding how to allocate resources and assess performance.

Basis for Financial Presentation Business line results are derived from the Company’s business unit profitability reporting systems by specifically attributing managed balance sheet assets, deposits and other liabilities and their related income or expense. Goodwill and other intangible assets are assigned to the lines of business based on the mix of business of the acquired entity. Within the Company, capital levels are evaluated and managed centrally; however, capital is allocated to the operating segments to support evaluation of business performance. Business lines are allocated capital on a risk-adjusted basis considering economic and regulatory capital requirements. Generally, the determination of the amount of capital allocated to each business line includes credit and operational capital allocations following a Basel II regulatory framework adjusted for regulatory Tier 1 leverage requirements. Interest income and expense is determined based on the assets and liabilities managed by the business line. Because funding and asset liability management is a central function, funds transfer-pricing methodologies are utilized to allocate a cost of funds used or credit for funds provided to all business line assets and liabilities, respectively, using a matched funding concept. Also, each business unit is allocated the taxable-equivalent benefit of tax-exempt products. The residual effect on net interest income of asset/liability management activities is included in Treasury and Corporate Support. Noninterest income and expenses directly managed by each business line, including fees, service charges, salaries and benefits, and other direct revenues and costs are accounted for within each segment’s financial results in a manner similar to the consolidated financial statements. Occupancy costs are allocated based on utilization of facilities by the lines of business. Generally, operating losses are charged to the line of business when the loss event is realized in a manner similar to a loan charge-off. Noninterest expenses incurred by centrally managed operations or business lines that directly support another business line’s operations are charged to the applicable business line based on its utilization of those services primarily measured by the volume of customer activities, number of employees or other relevant factors. These allocated expenses are reported as net shared services expense within noninterest expense. Certain activities that do not directly support the operations of the lines of business or for which the line of business is not considered financially accountable in evaluating their performance are not charged to the lines of business. The income or expenses associated with these corporate activities is reported within the Treasury and Corporate Support line of business. The provision for credit losses within the Wholesale Banking, Consumer Banking, Wealth Management & Securities Services and Payment Services lines of business is based on net charge-offs, while Treasury and Corporate Support reflects the residual component of the Company’s total consolidated provision for credit losses determined in accordance with accounting principles generally accepted in the United States. Income taxes are assessed to each line of business at a standard tax rate with the residual tax expense or benefit to arrive at the consolidated effective tax rate included in Treasury and Corporate Support.
Designations, assignments and allocations change from time to time as management systems are enhanced, methods of evaluating performance or product lines change or business segments are realigned to better respond to the Company’s diverse customer base. During 2007, certain organization and methodology changes were made and,

56  U.S. BANCORP

accordingly, 2006 results were restated and presented on a comparable basis. Due to organizational and methodology changes, the Company’s basis of financial presentation differed in 2005. The presentation of comparative business line results for 2005 is not practical and has not been provided.

Wholesale Banking Wholesale Banking offers lending, equipment finance and small-ticket leasing, depository, treasury management, capital markets, foreign exchange, international trade services and other financial services to middle market, large corporate, commercial real estate, and public sector clients. Wholesale Banking contributed $1,093 million of the Company’s net income in 2007, a decrease of $100 million (8.4 percent), compared with 2006. The decrease was primarily driven by lower total net revenue, higher total noninterest expense and an increase in the provision for credit losses.
Total net revenue decreased $72 million (2.6 percent) in 2007, compared with 2006. Net interest income, on a taxable-equivalent basis, decreased $81 million (4.2 percent) in 2007, compared with 2006, driven by tighter credit spreads and a decline in average noninterest-bearing deposit balances as business customers managed their liquidity to fund business growth or to generate higher returns by investing excess funds in interest-bearing deposit and sweep products. The decrease was partially offset by growth in average loan balances of $1.3 billion (2.6 percent) and the margin benefit of deposits. The increase in average loans was primarily driven by commercial loan growth during 2007 offset somewhat by declining commercial real estate loan balances. The $9 million (1.0 percent) increase in noninterest income in 2007, compared with 2006, was due to increases in treasury management and commercial products revenue. These favorable increases in wholesale banking fees were partially offset by market-related valuation losses in the second half of 2007.
Noninterest expense increased $39 million (4.2 percent) in 2007 compared with 2006, primarily as a result of increases in personnel expenses related to investments in select business units. The provision for credit losses increased $47 million to $51 million in 2007, compared with $4 million in 2006. The unfavorable change was due to an increase in gross charge-offs driven by higher levels of nonperforming loans from a year ago. Nonperforming assets were $334 million at December 31, 2007, compared with $241 million at December 31, 2006, representing .60 percent of loans outstanding at December 31, 2007, compared with .47 percent of loans outstanding at December 31, 2006. The increase in nonperforming loans during the year is principally related to continued stress in residential homebuilding and related industry sectors. Refer to the “Corporate Risk Profile” section for further information on factors impacting the credit quality of the commercial and commercial real estate loan portfolios.

Consumer Banking Consumer Banking delivers products and services through banking offices, telephone servicing and sales, on-line services, direct mail and ATMs. It encompasses community banking, metropolitan banking, in-store banking, small business banking, consumer lending, mortgage banking, consumer finance, workplace banking, student banking and 24-hour banking. Consumer Banking contributed $1,746 million of the Company’s net income in 2007, a decrease of $45 million (2.5 percent), compared with 2006. Within the Consumer Banking business, the retail banking division contributed $1,641 million of the total net income in 2007, or a decrease of 4.7 percent, compared with 2006. Mortgage banking contributed $105 million of the business line’s net income in 2007, an increase of 52.2 percent from the prior year.
Total net revenue increased $148 million (2.7 percent) in 2007, compared with 2006. Net interest income, on a taxable-equivalent basis, increased $24 million (.6 percent) in 2007, compared with 2006. The year-over-year increase in net interest income was due to growth in average loans of $3.1 billion (4.3 percent), higher loan fees and the funding benefit of deposits. Partially offsetting these increases were reduced spreads on commercial and retail loans due to competitive pricing within the Company’s markets and lower noninterest bearing deposit balances. The increase in average loan balances reflected strong growth in all loan categories, with the largest increase in retail loans. The favorable change in retail loans was principally driven by an increase in installment and home equity loans, partially offset by a reduction in retail leasing balances due to customer demand for installment loan products and pricing competition. The year-over-year decrease in average deposits reflected a reduction in savings and noninterest-bearing deposit products, offset somewhat by growth in time deposits and interest checking. Average time deposit balances grew $1.5 billion (7.8 percent) in 2007, compared with the prior year, as a portion of noninterest-bearing and money market balances migrated to fixed-rate time deposit products. Average savings balances declined $1.7 billion (8.0 percent) in 2007, compared with 2006, principally related to a decrease in money market account balances. Fee-based noninterest income increased $124 million (7.3 percent) in 2007, compared with 2006, driven by growth in mortgage banking revenue and an increase in deposit service charges. Mortgage banking revenue grew due to gains from stronger loan production and higher servicing income in 2007, as well as the impact of adopting fair value accounting for MSRs in the first quarter of 2006. The growth in deposit services charges was muted somewhat from past experience as deposit account-related revenue traditionally reflected in

U.S. BANCORP  57

deposit service charges, continued to migrate to yield-related loan fees as customers utilized new consumer products.
Total noninterest expense increased $138 million (5.5 percent) in 2007, compared with the prior year. The increase was primarily attributable to higher compensation and employee benefits expense which reflected business investments in customer service and various promotional activities, including further deployment of the PowerBank initiative. Additionally, the increase included the net addition of 23 in-store and 23 traditional branches during 2007 and higher credit related costs associated with collection activities and other real estate owned.
The provision for credit losses increased $82 million (33.1 percent) in 2007, compared with 2006. The increase was attributable to higher net charge-offs driven by an increase in nonperforming assets of 15.5 percent from a year ago. As a percentage of average loans outstanding, net charge-offs increased to .44 percent in 2007, compared with .35 percent in 2006. Commercial and commercial real estate loan net charge-offs increased $13 million and retail loan and residential mortgage charge-offs increased $69 million in 2007, compared with 2006. Nonperforming assets were $327 million at December 31, 2007, compared with $283 million at December 31, 2006, representing .45 percent of loans outstanding at December 31, 2007, compared with .40 percent of loans outstanding at December 31, 2006. Refer to the “Corporate Risk Profile” section for further information on factors impacting the credit quality of the loan portfolios.

Wealth Management & Securities Services Wealth Management & Securities Services provides trust, private

Table 23    LINE OF BUSINESS FINANCIAL PERFORMANCE

	Wholesale			Consumer
	Banking			Banking
			Percent			Percent
Year Ended December 31 (Dollars in Millions)	2007	2006	Change	2007	2006	Change
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$1,830	$1,911	(4.2)%	$3,905	$3,881.6%
Noninterest income	901	881	2.3	1,820	1,698	7.2
Securities gains (losses), net	–	11	*	2	–	*

Total net revenue	2,731	2,803	(2.6)	5,727	5,579	2.7
Noninterest expense	945	906	4.3	2,601	2,466	5.5
Other intangibles	16	16	–	51	48	6.3

Total noninterest expense	961	922	4.2	2,652	2,514	5.5

Income before provision and income taxes	1,770	1,881	(5.9)	3,075	3,065.3
Provision for credit losses	51	4	*	330	248	33.1

Income before income taxes	1,719	1,877	(8.4)	2,745	2,817	(2.6)
Income taxes and taxable-equivalent adjustment	626	684	(8.5)	999	1,026	(2.6)

Net income	$1,093	$1,193	(8.4)	$1,746	$1,791	(2.5)

Average Balance Sheet
Commercial	$35,013	$33,354	5.0%	$6,420	$6,357	1.0%
Commercial real estate	16,788	17,196	(2.4)	11,064	10,797	2.5
Residential mortgages	75	56	33.9	21,552	20,534	5.0
Retail	68	45	51.1	35,780	34,067	5.0

Total loans	51,944	50,651	2.6	74,816	71,755	4.3
Goodwill	1,329	1,329	–	2,215	2,131	3.9
Other intangible assets	38	53	(28.3)	1,636	1,450	12.8
Assets	57,085	56,076	1.8	85,549	81,597	4.8
Noninterest-bearing deposits	10,529	11,698	(10.0)	12,014	12,654	(5.1)
Interest checking	5,278	3,523	49.8	17,718	17,597.7
Savings products	5,516	5,498.3		19,410	21,101	(8.0)
Time deposits	11,262	12,402	(9.2)	20,098	18,638	7.8

Total deposits	32,585	33,121	(1.6)	69,240	69,990	(1.1)
Shareholders’ equity	5,790	5,690	1.8	6,411	6,451	(.6)

* Not meaningful

58  U.S. BANCORP

banking, financial advisory, investment management, retail brokerage services, insurance, custody and mutual fund servicing through five businesses: Wealth Management, Corporate Trust, FAF Advisors, Institutional Trust and Custody and Fund Services. During 2007, Wealth Management & Securities Services contributed $592 million of the Company’s net income, a decrease of $5 million (.8 percent) compared with 2006. The decrease was primarily attributed to valuation losses related to securities purchased from certain money market funds managed by FAF Advisors. The decrease was partially offset by core account fee growth and improved equity market conditions relative to a year ago.
Total net revenue increased $4 million (.2 percent) in 2007, compared with 2006. Net interest income, on a taxable-equivalent basis, decreased $6 million (1.2 percent) from the prior year. The decrease in net interest income was due to the unfavorable impacts of deposit pricing and tightening credit spreads, partially offset by earnings from deposit growth. The increase in total deposits was attributable to growth in noninterest-bearing deposits, interest checking and time deposits, principally due to acquired businesses and growth related to broker-dealer and institutional trust customers. Noninterest income increased $10 million (.7 percent) in 2007, compared with 2006, primarily driven by core account fee growth and favorable equity market conditions. Strong organic growth of 8.1 percent was substantially offset by the $107 million of valuation losses realized by this line of business in 2007.

Total noninterest expense increased $9 million (.9 percent) in 2007, compared with 2006, primarily due to the completion of certain acquisition integration activities.

Wealth Management &			Payment			Treasury and			Consolidated
Securities Services			Services			Corporate Support			Company
		Percent			Percent			Percent			Percent
2007	2006	Change	2007	2006	Change	2007	2006	Change	2007	2006	Change

$501	$507	(1.2)%	$738	$658	12.2%	$(210)	$(167)	(25.7)%	$6,764	$6,790	(.4)%
1,456	1,446.7		2,936	2,579	13.8	44	228	(80.7)	7,157	6,832	4.8
–	–	–	–	–	–	13	3	*	15	14	7.1

1,957	1,953.2		3,674	3,237	13.5	(153)	64	*	13,936	13,636	2.2
932	926.6		1,362	1,232	10.6	646	295	*	6,486	5,825	11.3
91	88	3.4	218	203	7.4	–	–	–	376	355	5.9

1,023	1,014.9		1,580	1,435	10.1	646	295	*	6,862	6,180	11.0

934	939	(.5)	2,094	1,802	16.2	(799)	(231)	*	7,074	7,456	(5.1)
2	3	(33.3)	404	284	42.3	5	5	–	792	544	45.6

932	936	(.4)	1,690	1,518	11.3	(804)	(236)	*	6,282	6,912	(9.1)
340	339.3		615	552	11.4	(622)	(440)	(41.4)	1,958	2,161	(9.4)

$592	$597	(.8)	$1,075	$966	11.3	$(182)	$204	*	$4,324	$4,751	(9.0)

$2,027	$1,796	12.9%	$4,216	$3,800	10.9%	$136	$133	2.3%	$47,812	$45,440	5.2%
678	702	(3.4)	–	–	–	62	65	(4.6)	28,592	28,760	(.6)
454	459	(1.1)	–	–	–	4	4	–	22,085	21,053	4.9
2,356	2,413	(2.4)	10,616	8,779	20.9	39	44	(11.4)	48,859	45,348	7.7

5,515	5,370	2.7	14,832	12,579	17.9	241	246	(2.0)	147,348	140,601	4.8
1,554	1,400	11.0	2,494	2,426	2.8	8	3	*	7,600	7,289	4.3
414	472	(12.3)	1,093	1,125	(2.8)	12	3	*	3,193	3,103	2.9
8,057	7,806	3.2	20,389	17,456	16.8	52,541	50,577	3.9	223,621	213,512	4.7
4,317	3,990	8.2	413	341	21.1	91	72	26.4	27,364	28,755	(4.8)
3,106	2,426	28.0	12	4	*	3	2	50.0	26,117	23,552	10.9
5,638	5,618.4		21	19	10.5	53	30	76.7	30,638	32,266	(5.0)
3,779	2,901	30.3	4	3	33.3	1,813	2,072	(12.5)	36,956	36,016	2.6

16,840	14,935	12.8	450	367	22.6	1,960	2,176	(9.9)	121,075	120,589.4
2,467	2,369	4.1	4,874	4,677	4.2	1,455	1,523	(4.5)	20,997	20,710	1.4

U.S. BANCORP  59

Payment Services Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate and purchasing card services, consumer lines of credit, ATM processing and merchant processing. Payment Services are highly inter-related with banking products and services of the other lines of business and rely on access to the bank subsidiary’s settlement network, lower cost funding available to the Company, cross-selling opportunities and operating efficiencies. Payment Services contributed $1,075 million of the Company’s net income in 2007, or an increase of $109 million (11.3 percent), compared with 2006. The increase was due to growth in total net revenue, driven by loan growth and higher transaction volumes, partially offset by an increase in total noninterest expense and a higher provision for credit losses.
Total net revenue increased $437 million (13.5 percent) in 2007, compared with 2006. The 2007 increase in net interest income of $80 million (12.2 percent), compared with the prior year, was due to growth in higher yielding retail credit card loan balances, partially offset by the margin impact of merchant receivables and growth in corporate payment card balances. The increase in fee-based revenue of $357 million (13.8 percent) in 2007 was driven by organic account growth, higher sales transaction volumes and business expansion initiatives. Credit and debit card revenue was higher due to an increase in customer accounts and balance transfers, higher customer transaction volumes, a favorable rate change from renegotiating a contract with a cardholder association and an increase in cash advance and prepaid card fees from a year ago. Corporate payment products revenue increased, reflecting organic growth in sales volumes and card usage, and the impact of an acquired business. Merchant processing services revenue grew 14.1 percent domestically and 17.6 percent in the European business division compared with a year ago. This organic growth was due to an increase in the number of merchants serviced, sales transactions and related sales volumes and merchant equipment and other related fees.
Total noninterest expense increased $145 million (10.1 percent) in 2007, compared with 2006, due primarily to operating costs to support organic growth, higher collection costs and investments in new business initiatives, including costs associated with marketing programs and acquisitions.
The provision for credit losses increased $120 million (42.3 percent) in 2007, compared with 2006, due to higher net charge-offs, which reflected average retail credit card portfolio growth of 25.4 percent and somewhat higher delinquency rates from a year ago. As a percentage of average loans outstanding, net charge-offs were 2.72 percent in 2007, compared with 2.26 percent in 2006.

Treasury and Corporate Support Treasury and Corporate Support includes the Company’s investment portfolios, funding, capital management and asset securitization activities, interest rate risk management, the net effect of transfer pricing related to average balances and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis. During 2007, Treasury and Corporate Support recorded a net loss of $182 million, compared with net income in 2006 of $204 million.
Total net revenue decreased $217 million in 2007, compared with 2006, primarily due to a decrease in both net interest income and noninterest income from a year ago. The decline in net interest income reflected the impact of issuing higher cost wholesale funding to support earning asset growth. The decrease in noninterest income was primarily due to gains recognized in 2006 related to the initial public offering and subsequent sale of equity interests in a cardholder association, trading gains realized related to terminating certain interest rate derivatives, and a gain related to the sale of a 401(k) recordkeeping business.
Total noninterest expense increased $351 million in 2007, compared with 2006. The year-over-year increase was primarily driven by a $330 million charge related to a contingent obligation for certain Visa U.S.A. Inc. litigation, including the settlement between Visa U.S.A. Inc and American Express announced in the third quarter of 2007.
The provision for credit losses for this business unit represents the residual aggregate of the net credit losses allocated to the reportable business units and the Company’s recorded provision determined in accordance with accounting principles generally accepted in the United States. Refer to the “Corporate Risk Profile” section for further information on the provision for credit losses, nonperforming assets and factors considered by the Company in assessing the credit quality of the loan portfolio and establishing the allowance for credit losses.
Income taxes are assessed to each line of business at a managerial tax rate of 36.4 percent with the residual tax expense or benefit to arrive at the consolidated effective tax rate included in Treasury and Corporate Support. The consolidated effective tax rate of the Company was 30.3 percent in 2007, compared with 30.8 percent in 2006. The decrease in the effective tax rate from 2006 primarily reflected higher tax exempt income from investment securities and insurance products as well as incremental tax credits from affordable housing and other tax-advantaged investments.

60  U.S. BANCORP

ACCOUNTING CHANGES

Note 2 of the Notes to Consolidated Financial Statements discusses accounting standards adopted in the current year, as well as, accounting standards recently issued but not yet required to be adopted and the expected impact of these changes in accounting standards. To the extent the adoption of new accounting standards affects the Company’s financial condition, results of operations or liquidity, the impacts are discussed in the applicable section(s) of the Management’s Discussion and Analysis and the Notes to Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES

The accounting and reporting policies of the Company comply with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions, which are integral to understanding the Company’s financial statements. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company’s financial condition and results, and require management to make estimates that are difficult, subjective or complex. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical in the preparation of financial statements. These factors include, among other things, whether the estimates are significant to the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including third-parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under generally accepted accounting principles. Management has discussed the development and the selection of critical accounting policies with the Company’s Audit Committee.
Significant accounting policies are discussed in Note 1 of the Notes to Consolidated Financial Statements. Those policies considered to be critical accounting policies are described below.

Allowance for Credit Losses The allowance for credit losses is established to provide for probable losses inherent in the Company’s credit portfolio. The methods utilized to estimate the allowance for credit losses, key assumptions and quantitative and qualitative information considered by management in determining the adequacy of the allowance for credit losses are discussed in the “Credit Risk Management” section.
Management’s evaluation of the adequacy of the allowance for credit losses is often the most critical of accounting estimates for a banking institution. It is an inherently subjective process impacted by many factors as discussed throughout the Management’s Discussion and Analysis section of the Annual Report. Although risk management practices, methodologies and other tools are utilized to determine each element of the allowance, degrees of imprecision exist in these measurement tools due in part to subjective judgments involved and an inherent lagging of credit quality measurements relative to the stage of the business cycle. Even determining the stage of the business cycle is highly subjective. As discussed in the “Analysis and Determination of Allowance for Credit Losses” section, management considers the effect of imprecision and many other factors in determining the allowance for credit losses. If not considered, inherent losses in the portfolio related to imprecision and other subjective factors could have a dramatic adverse impact on the liquidity and financial viability of a bank.
Given the many subjective factors affecting the credit portfolio, changes in the allowance for credit losses may not directly coincide with changes in the risk ratings of the credit portfolio reflected in the risk rating process. This is in part due to the timing of the risk rating process in relation to changes in the business cycle, the exposure and mix of loans within risk rating categories, levels of nonperforming loans and the timing of charge-offs and recoveries. For example, the amount of loans within specific risk ratings may change, providing a leading indicator of improving credit quality, while nonperforming loans and net charge-offs continue at elevated levels. Also, inherent loss ratios, determined through migration analysis and historical loss performance over the estimated business cycle of a loan, may not change to the same degree as net charge-offs. Because risk ratings and inherent loss ratios primarily drive the allowance specifically allocated to commercial loans, the amount of the allowance for commercial and commercial real estate loans might decline; however, the degree of change differs somewhat from the level of changes in nonperforming loans and net charge-offs. Also, management would maintain an adequate allowance for credit losses by increasing the allowance during periods of economic uncertainty or changes in the business cycle.
Some factors considered in determining the adequacy of the allowance for credit losses are quantifiable while other factors require qualitative judgment. Management conducts an analysis with respect to the accuracy of risk ratings and the volatility of inherent losses, and utilizes

U.S. BANCORP  61

this analysis along with qualitative factors, including uncertainty in the economy from changes in unemployment rates, the level of bankruptcies and concentration risks, including risks associated with the weakened housing market and highly leveraged enterprise-value credits, in determining the overall level of the allowance for credit losses. The Company’s determination of the allowance for commercial and commercial real estate loans is sensitive to the assigned credit risk ratings and inherent loss rates at December 31, 2007. In the event that 10 percent of loans within these portfolios experienced downgrades of two risk categories, the allowance for commercial and commercial real estate would increase by approximately $168 million at December 31, 2007. In the event that inherent loss or estimated loss rates for these portfolios increased by 10 percent, the allowance determined for commercial and commercial real estate would increase by approximately $95 million at December 31, 2007. The Company’s determination of the allowance for residential and retail loans is sensitive to changes in estimated loss rates. In the event that estimated loss rates increased by 10 percent, the allowance for residential mortgages and retail loans would increase by approximately $82 million at December 31, 2007. Because several quantitative and qualitative factors are considered in determining the allowance for credit losses, these sensitivity analyses do not necessarily reflect the nature and extent of future changes in the allowance for credit losses. They are intended to provide insights into the impact of adverse changes in risk rating and inherent losses and do not imply any expectation of future deterioration in the risk rating or loss rates. Given current processes employed by the Company, management believes the risk ratings and inherent loss rates currently assigned are appropriate. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions that could be significant to the Company’s financial statements. Refer to the “Analysis and Determination of the Allowance for Credit Losses” section for further information.

Estimations of Fair Value A portion of the Company’s assets and liabilities are carried at fair value on the Consolidated Balance Sheet, with changes in fair value recorded either through earnings or other comprehensive income in accordance with applicable accounting principles generally accepted in the United States. These include all of the Company’s trading securities, available-for-sale securities, derivatives and MSRs. The estimation of fair value also affects loans held-for-sale, which are recorded at the lower of cost or fair value. The determination of fair value is important for certain other assets, including goodwill and other intangible assets, impaired loans, other real estate owned and other repossessed assets, that are recorded at either fair value or fair value less costs-to-sell when acquired, and are periodically evaluated for impairment using fair value estimates.
Fair value is generally defined as the amount at which an asset or liability could be exchanged in a current transaction between willing, unrelated parties, other than in a forced or liquidation sale. Fair value is based on quoted market prices in an active market, or if market prices are not available, is estimated using models employing techniques such as matrix pricing or discounting expected cash flows. The significant assumptions used in the models, which include assumptions for interest rates, discount rates, prepayments and credit losses, are independently verified against observable market data where possible. Where observable market data is not available, the estimate of fair value becomes more subjective and involves a high degree of judgment. In this circumstance, fair value is estimated based on management’s judgment regarding the value that market participants would assign to the asset or liability. This valuation process takes into consideration factors such as market illiquidity. Imprecision in estimating these factors can impact the amount recorded on the balance sheet for a particular asset or liability with related impacts to earnings or other comprehensive income.
Trading and available-for-sale securities are generally valued based on quoted market prices. However, certain securities are traded less actively and therefore, may not be able to be valued based on quoted market prices. The determination of fair value may require benchmarking to similar instruments or performing a discounted cash flow analysis using estimates of future cash flows and prepayment, interest and default rates. An example is interests held in entities collateralized by mortgage and/or debt obligations as part of a structured investment. For more information on investment securities, refer to Note 4 of the Notes to Consolidated Financial Statements.
As few derivative contracts are listed on an exchange, the majority of the Company’s derivative positions are valued using valuation techniques that use readily observable market parameters. Certain derivatives, however, must be valued using techniques that include unobservable parameters. For these instruments, the significant assumptions must be estimated and therefore, are subject to judgment. These instruments are normally traded less actively. An example includes certain long-dated interest rate swaps. Table 18 provides a summary of the Company’s derivative positions.

Mortgage Servicing Rights Mortgage servicing rights are capitalized as separate assets when loans are sold and servicing is retained or may be purchased from others. MSRs are initially recorded at fair value and at each subsequent reporting date. Because MSRs do not trade in an active

62  U.S. BANCORP

market with readily observable prices, the Company determines the fair value by estimating the present value of the asset’s future cash flows utilizing market-based prepayment rates, discount rates, and other assumptions validated through comparison to trade information, industry surveys and independent third party appraisals. Changes in the fair value of MSRs are recorded in earnings during the period in which they occur. Risks inherent in the MSRs valuation include higher than expected prepayment rates and/or delayed receipt of cash flows. The Company may utilize derivatives, including futures and options contracts to mitigate the valuation risk. The estimated sensitivity to changes in interest rates of the fair value of the MSRs portfolio and the related derivative instruments at December 31, 2007, to an immediate 25 and 50 basis point downward movement in interest rates would be an increase of approximately $1 million and a decrease of approximately $8 million, respectively. An upward movement in interest rates at December 31, 2007, of 25 and 50 basis points would decrease the value of the MSRs and related derivative instruments by approximately $14 million and $49 million, respectively. Refer to Note 9 of the Notes to Consolidated Financial Statements for additional information regarding MSRs.

Goodwill and Other Intangibles The Company records all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangibles, at fair value. Goodwill and indefinite-lived assets are not amortized but are subject, at a minimum, to annual tests for impairment. Under certain situations, interim impairment tests may be required if events occur or circumstances change that would more likely than not reduce the fair value of a reporting segment below its carrying amount. Other intangible assets are amortized over their estimated useful lives using straight-line and accelerated methods and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount.
The initial recognition of goodwill and other intangible assets and subsequent impairment analysis require management to make subjective judgments concerning estimates of how the acquired assets will perform in the future using valuation methods including discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine over an extended timeframe. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures, technology, changes in discount rates and specific industry and market conditions. In determining the reasonableness of cash flow estimates, the Company reviews historical performance of the underlying assets or similar assets in an effort to assess and validate assumptions utilized in its estimates.
In assessing the fair value of reporting units, the Company may consider the stage of the current business cycle and potential changes in market conditions in estimating the timing and extent of future cash flows. Also, management often utilizes other information to validate the reasonableness of its valuations including public market comparables, and multiples of recent mergers and acquisitions of similar businesses. Valuation multiples may be based on revenue, price-to-earnings and tangible capital ratios of comparable public companies and business segments. These multiples may be adjusted to consider competitive differences including size, operating leverage and other factors. The carrying amount of a reporting unit is determined based on the capital required to support the reporting unit’s activities including its tangible and intangible assets. The determination of a reporting unit’s capital allocation requires management judgment and considers many factors including the regulatory capital regulations and capital characteristics of comparable public companies in relevant industry sectors. In certain circumstances, management will engage a third-party to independently validate its assessment of the fair value of its business segments.
The Company’s annual assessment of potential goodwill impairment was completed during the second quarter of 2007. Based on the results of this assessment, no goodwill impairment was recognized.

Income Taxes The Company estimates income tax expense based on amounts expected to be owed to various tax jurisdictions. Currently, the Company files tax returns in approximately 144 federal, state and local domestic jurisdictions and 13 foreign jurisdictions. The estimated income tax expense is reported in the Consolidated Statement of Income. Accrued taxes represent the net estimated amount due or to be received from taxing jurisdictions either currently or in the future and are reported in other assets or other liabilities on the Consolidated Balance Sheet. In estimating accrued taxes, the Company assesses the relative merits and risks of the appropriate tax treatment considering statutory, judicial and regulatory guidance in the context of the tax position. Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment given specific facts and circumstances. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions regarding the estimated amounts of accrued taxes.
Changes in the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations being conducted by

U.S. BANCORP  63

various taxing authorities, and newly enacted statutory, judicial and regulatory guidance that impact the relative merits and risks of tax positions. These changes, when they occur, affect accrued taxes and can be significant to the operating results of the Company. Refer to Note 18 of the Notes to Consolidated Financial Statements for additional information regarding income taxes.

CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company’s management, including its principal executive officer and principal financial officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon this evaluation, the principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective.
During the most recently completed fiscal quarter, there was no change made in the Company’s internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
The annual report of the Company’s management on internal control over financial reporting is provided on page 65. The attestation report of Ernst & Young LLP, the Company’s independent accountants, regarding the Company’s internal control over financial reporting is provided on page 67.

64  U.S. BANCORP

Report of Management

Responsibility for the financial statements and other information presented throughout this Annual Report rests with the management of U.S. Bancorp. The Company believes that the consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and present the substance of transactions based on the circumstances and management’s best estimates and judgment.

In meeting its responsibilities for the reliability of the financial statements, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting as defined by Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s system of internal controls is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of publicly filed financial statements in accordance with accounting principles generally accepted in the United States.

To test compliance, the Company carries out an extensive audit program. This program includes a review for compliance with written policies and procedures and a comprehensive review of the adequacy and effectiveness of the internal control system. Although control procedures are designed and tested, it must be recognized that there are limits inherent in all systems of internal control and, therefore, errors and irregularities may nevertheless occur. Also, estimates and judgments are required to assess and balance the relative cost and expected benefits of the controls. Projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Board of Directors of the Company has an Audit Committee composed of directors who are independent of U.S. Bancorp. The committee meets periodically with management, the internal auditors and the independent accountants to consider audit results and to discuss internal accounting control, auditing and financial reporting matters.

Management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control-Integrated Framework. Based on our assessment and those criteria, management believes that the Company designed and maintained effective internal control over financial reporting as of December 31, 2007.

The Company’s independent accountants, Ernst & Young LLP, have been engaged to render an independent professional opinion on the financial statements and issue an attestation report on the Company’s system of internal control over financial reporting. Their opinion on the financial statements appearing on page 66 and their attestation on the system of internal controls over financial reporting appearing on page 67 are based on procedures conducted in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).

U.S. BANCORP  65

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

The Board of Directors and Shareholders of U.S. Bancorp:

We have audited the accompanying consolidated balance sheets of U.S. Bancorp as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of U.S. Bancorp at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), U.S. Bancorp’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2008 expressed an unqualified opinion thereon.

Minneapolis, Minnesota
February 20, 2008

66  U.S. BANCORP

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of U.S. Bancorp:

We have audited U.S. Bancorp’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). U.S. Bancorp’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, U.S. Bancorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of U.S. Bancorp as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007 and our report dated February 20, 2008, expressed an unqualified opinion thereon.

Minneapolis, Minnesota
February 20, 2008

U.S. BANCORP  67

U.S. Bancorp
Consolidated Balance Sheet

At December 31 (Dollars in Millions)	2007	2006

Assets
Cash and due from banks	$8,884	$8,639
Investment securities
Held-to-maturity (fair value $78 and $92, respectively)	74	87
Available-for-sale	43,042	40,030
Loans held for sale	4,819	3,256
Loans
Commercial	51,074	46,190
Commercial real estate	29,207	28,645
Residential mortgages	22,782	21,285
Retail	50,764	47,477

Total loans	153,827	143,597
Less allowance for loan losses	(2,058)	(2,022)

Net loans	151,769	141,575
Premises and equipment	1,779	1,835
Goodwill	7,647	7,538
Other intangible assets	3,043	3,227
Other assets	16,558	13,045

Total assets	$237,615	$219,232

Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$33,334	$32,128
Interest-bearing	72,458	70,330
Time deposits greater than $100,000	25,653	22,424

Total deposits	131,445	124,882
Short-term borrowings	32,370	26,933
Long-term debt	43,440	37,602
Other liabilities	9,314	8,618

Total liabilities	216,569	198,035
Shareholders’ equity
Preferred stock, par value $1.00 a share (liquidation preference of $25,000 per share) — authorized: 50,000,000 shares; issued and outstanding: 2007 and 2006 — 40,000 shares	1,000	1,000
Common stock, par value $0.01 a share — authorized: 4,000,000,000 shares; issued: 2007 and 2006 — 1,972,643,007 shares	20	20
Capital surplus	5,749	5,762
Retained earnings	22,693	21,242
Less cost of common stock in treasury: 2007 — 244,786,039 shares; 2006 — 207,928,756 shares	(7,480)	(6,091)
Other comprehensive income	(936)	(736)

Total shareholders’ equity	21,046	21,197

Total liabilities and shareholders’ equity	$237,615	$219,232

See Notes to Consolidated Financial Statements.

68  U.S. BANCORP

U.S. Bancorp
Consolidated Statement of Income

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2007	2006	2005

Interest Income
Loans	$10,627	$9,873	$8,306
Loans held for sale	277	236	181
Investment securities	2,095	2,001	1,954
Other interest income	137	153	110

Total interest income	13,136	12,263	10,551
Interest Expense
Deposits	2,754	2,389	1,559
Short-term borrowings	1,433	1,203	690
Long-term debt	2,260	1,930	1,247

Total interest expense	6,447	5,522	3,496

Net interest income	6,689	6,741	7,055
Provision for credit losses	792	544	666

Net interest income after provision for credit losses	5,897	6,197	6,389
Noninterest Income
Credit and debit card revenue	949	800	713
Corporate payment products revenue	631	557	488
ATM processing services	245	243	229
Merchant processing services	1,101	963	770
Trust and investment management fees	1,339	1,235	1,009
Deposit service charges	1,058	1,023	928
Treasury management fees	472	441	437
Commercial products revenue	433	415	400
Mortgage banking revenue	259	192	432
Investment products fees and commissions	146	150	152
Securities gains (losses), net	15	14	(106)
Other	524	813	593

Total noninterest income	7,172	6,846	6,045
Noninterest Expense
Compensation	2,640	2,513	2,383
Employee benefits	494	481	431
Net occupancy and equipment	686	660	641
Professional services	233	199	166
Marketing and business development	242	217	235
Technology and communications	512	505	466
Postage, printing and supplies	283	265	255
Other intangibles	376	355	458
Debt prepayment	–	33	54
Other	1,396	952	774

Total noninterest expense	6,862	6,180	5,863

Income before income taxes	6,207	6,863	6,571
Applicable income taxes	1,883	2,112	2,082

Net income	$4,324	$4,751	$4,489

Net income applicable to common equity	$4,264	$4,703	$4,489

Per Common Share
Earnings per common share	$2.46	$2.64	$2.45
Diluted earnings per common share	$2.43	$2.61	$2.42
Dividends declared per common share	$1.625	$1.39	$1.23
Average common shares outstanding	1,735	1,778	1,831
Average diluted common shares outstanding	1,758	1,804	1,857

See Notes to Consolidated Financial Statements.

U.S. BANCORP  69

U.S. Bancorp
Consolidated Statement of Shareholders’ Equity

	Common						Other	Total
	Shares	Preferred	Common	Capital	Retained	Treasury	Comprehensive	Shareholders’
(Dollars and Shares in Millions)	Outstanding	Stock	Stock	Surplus	Earnings	Stock	Income	Equity

Balance December 31, 2004	1,858	$–	$20	$5,902	$16,758	$(3,125)	$(16)	$19,539
Net income					4,489			4,489
Unrealized loss on securities available-for-sale							(539)	(539)
Unrealized loss on derivatives							(58)	(58)
Foreign currency translation							3	3
Realized loss on derivatives							(74)	(74)
Reclassification for realized losses							39	39
Minimum pension liability							(38)	(38)
Income taxes							254	254

Total comprehensive income								4,076
Cash dividends declared on common stock					(2,246)			(2,246)
Issuance of common and treasury stock	19			(81)		525		444
Purchase of treasury stock	(62)					(1,807)		(1,807)
Stock option and restricted stock grants				84				84
Shares reserved to meet deferred compensation obligations				2		(6)		(4)

Balance December 31, 2005	1,815	$–	$20	$5,907	$19,001	$(4,413)	$(429)	$20,086

Change in accounting principle					4		(237)	(233)
Net income					4,751			4,751
Unrealized gain on securities available-for-sale							67	67
Unrealized gain on derivatives							35	35
Foreign currency translation							(30)	(30)
Realized loss on derivatives							(199)	(199)
Reclassification for realized losses							33	33
Change in retirement obligation							(18)	(18)
Income taxes							42	42

Total comprehensive income								4,681
Cash dividends declared
Preferred					(48)			(48)
Common					(2,466)			(2,466)
Issuance of preferred stock		1,000		(52)				948
Issuance of common and treasury stock	40			(99)		1,144		1,045
Purchase of treasury stock	(90)					(2,817)		(2,817)
Stock option and restricted stock grants				4				4
Shares reserved to meet deferred compensation obligations				2		(5)		(3)

Balance December 31, 2006	1,765	$1,000	$20	$5,762	$21,242	$(6,091)	$(736)	$21,197

Net income					4,324			4,324
Unrealized loss on securities available-for-sale							(482)	(482)
Unrealized loss on derivatives							(299)	(299)
Foreign currency translation							8	8
Reclassification for realized losses							96	96
Change in retirement obligation							352	352
Income taxes							125	125

Total comprehensive income								4,124
Cash dividends declared
Preferred					(60)			(60)
Common					(2,813)			(2,813)
Issuance of common and treasury stock	21			(45)		627		582
Purchase of treasury stock	(58)					(2,011)		(2,011)
Stock option and restricted stock grants				32				32
Shares reserved to meet deferred compensation obligations						(5)		(5)

Balance December 31, 2007	1,728	$1,000	$20	$5,749	$22,693	$(7,480)	$(936)	$21,046

See Notes to Consolidated Financial Statements.

70  U.S. BANCORP

U.S. Bancorp
Consolidated Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2007	2006	2005

Operating Activities
Net income	$4,324	$4,751	$4,489
Adjustments to reconcile net income to net cash provided by operating activities
Provision for credit losses	792	544	666
Depreciation and amortization of premises and equipment	243	233	231
Amortization of intangibles	376	355	458
Provision for deferred income taxes	(97)	(3)	(301)
Gain on sales of securities and other assets, net	(570)	(575)	(316)
Loans originated for sale in the secondary market, net of repayments	(27,395)	(22,231)	(20,054)
Proceeds from sales of loans held for sale	25,389	22,035	19,490
Other, net	(460)	320	(1,186)

Net cash provided by operating activities	2,602	5,429	3,477
Investing Activities
Proceeds from sales of available-for-sale investment securities	2,135	1,441	5,039
Proceeds from maturities of investment securities	4,211	5,012	10,264
Purchases of investment securities	(9,816)	(7,080)	(13,148)
Net increase in loans outstanding	(8,015)	(5,003)	(9,095)
Proceeds from sales of loans	421	616	837
Purchases of loans	(2,599)	(2,922)	(3,568)
Acquisitions, net of cash acquired	(111)	(600)	(1,008)
Other, net	(1,232)	(313)	(1,159)

Net cash used in investing activities	(15,006)	(8,849)	(11,838)
Financing Activities
Net increase (decrease) in deposits	6,255	(392)	3,968
Net increase in short-term borrowings	5,371	6,612	7,116
Proceeds from issuance of long-term debt	22,395	14,255	15,519
Principal payments or redemption of long-term debt	(16,836)	(13,120)	(12,848)
Proceeds from issuance of preferred stock	–	948	–
Proceeds from issuance of common stock	427	910	371
Repurchase of common stock	(1,983)	(2,798)	(1,855)
Cash dividends paid on preferred stock	(60)	(33)	–
Cash dividends paid on common stock	(2,785)	(2,359)	(2,245)

Net cash provided by financing activities	12,784	4,023	10,026

Change in cash and cash equivalents	380	603	1,665
Cash and cash equivalents at beginning of year	8,805	8,202	6,537

Cash and cash equivalents at end of year	$9,185	$8,805	$8,202

Supplemental Cash Flow Disclosures
Cash paid for income taxes	$1,878	$2,263	$2,131
Cash paid for interest	6,360	5,339	3,365
Net noncash transfers to foreclosed property	180	145	98
Acquisitions
Assets acquired	$635	$1,603	$1,545
Liabilities assumed	(393)	(899)	(393)

Net	$242	$704	$1,152

See Notes to Consolidated Financial Statements.

U.S. BANCORP  71

Notes to Consolidated Financial Statements

Note 1    SIGNIFICANT ACCOUNTING POLICIES

U.S. Bancorp and its subsidiaries (the “Company”) is a multi-state financial services holding company headquartered in Minneapolis, Minnesota. The Company provides a full range of financial services including lending and depository services through banking offices principally in 24 states. The Company also engages in credit card, merchant, and ATM processing, mortgage banking, insurance, trust and investment management, brokerage, and leasing activities principally in domestic markets.

Basis of Presentation The consolidated financial statements include the accounts of the Company and its subsidiaries and all variable interest entities for which the Company is the primary beneficiary. The consolidation eliminates all significant intercompany accounts and transactions. Certain items in prior periods have been reclassified to conform to the current presentation.

Uses of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual experience could differ from those estimates.

BUSINESS SEGMENTS

Within the Company, financial performance is measured by major lines of business based on the products and services provided to customers through its distribution channels. The Company has five reportable operating segments:

Wholesale Banking Wholesale Banking offers lending, equipment finance and small-ticket leasing, depository, treasury management, capital markets, foreign exchange, international trade services and other financial services to middle market, large corporate, commercial real estate and public sector clients.

Consumer Banking Consumer Banking delivers products and services through banking offices, telephone servicing and sales, on-line services, direct mail and ATMs. It encompasses community banking, metropolitan banking, in-store banking, small business banking, consumer lending, mortgage banking, consumer finance, workplace banking, student banking and 24-hour banking.

Wealth Management & Securities Services Wealth Management & Securities Services provides trust, private banking, financial advisory, investment management, retail brokerage services, insurance, custody and mutual fund servicing through five businesses: Wealth Management, Corporate Trust, FAF Advisors, Institutional Trust & Custody and Fund Services.

Payment Services Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate and purchasing card services, consumer lines of credit, ATM processing and merchant processing.

Treasury and Corporate Support Treasury and Corporate Support includes the Company’s investment portfolios, funding, capital management and asset securitization activities, interest rate risk management, the net effect of transfer pricing related to average balances and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis.

Segment Results Accounting policies for the lines of business are the same as those used in preparation of the consolidated financial statements with respect to activities specifically attributable to each business line. However, the preparation of business line results requires management to establish methodologies to allocate funding costs and benefits, expenses and other financial elements to each line of business. For details of these methodologies and segment results, see “Basis for Financial Presentation” and Table 23 “Line of Business Financial Performance” included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

SECURITIES

Realized gains or losses on securities are determined on a trade date basis based on the specific carrying value of the investments being sold.

Trading Securities Debt and equity securities held for resale are classified as trading securities and reported at fair value. Realized gains or losses are reported in noninterest income.

Available-for-sale Securities These securities are not trading securities but may be sold before maturity in response to changes in the Company’s interest rate risk profile, funding needs or demand for collateralized deposits by public entities. Available-for-sale securities are carried at fair value with unrealized net gains or losses reported within other

72  U.S. BANCORP

comprehensive income in shareholders’ equity. When sold, the amortized cost of the specific securities is used to compute the gain or loss. Declines in fair value that are deemed other-than-temporary, if any, are reported in noninterest income.

Held-to-maturity Securities Debt securities for which the Company has the positive intent and ability to hold to maturity are reported at historical cost adjusted for amortization of premiums and accretion of discounts. Declines in fair value that are deemed other than temporary, if any, are reported in noninterest income.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase Securities purchased under agreements to resell and securities sold under agreements to repurchase are generally accounted for as collateralized financing transactions and are recorded at the amounts at which the securities were acquired or sold, plus accrued interest. The fair value of collateral received is continually monitored and additional collateral obtained or requested to be returned to the Company as deemed appropriate.

EQUITY INVESTMENTS IN OPERATING ENTITIES

Equity investments in public entities in which ownership is less than 20 percent are accounted for as available-for-sale securities and carried at fair value. Similar investments in private entities are accounted for using the cost method. Investments in entities where ownership interest is between 20 percent and 50 percent are accounted for using the equity method with the exception of limited partnerships and limited liability companies where an ownership interest of greater than 5 percent requires the use of the equity method. If the Company has a voting interest greater than 50 percent, the consolidation method is used. All equity investments are evaluated for impairment at least annually and more frequently if certain criteria are met.

LOANS

Loans are reported net of unearned income. Interest income is accrued on the unpaid principal balances as earned. Loan and commitment fees and certain direct loan origination costs are deferred and recognized over the life of the loan and/or commitment period as yield adjustments.

Commitments to Extend Credit Unfunded residential mortgage loan commitments entered into in connection with mortgage banking activities are considered derivatives and recorded on the balance sheet at fair value with changes in fair value recorded in income. All other unfunded loan commitments are generally related to providing credit facilities to customers of the bank and are not actively traded financial instruments. These unfunded commitments are disclosed as off-balance sheet financial instruments in Note 21 in the Notes to Consolidated Financial Statements.

Allowance for Credit Losses Management determines the adequacy of the allowance based on evaluations of credit relationships, the loan portfolio, recent loss experience, and other pertinent factors, including economic conditions. This evaluation is inherently subjective as it requires estimates, including amounts of future cash collections expected on nonaccrual loans, which may be susceptible to significant change. The allowance for credit losses relating to impaired loans is based on the loan’s observable market price, the collateral for certain collateral-dependent loans, or the discounted cash flows using the loan’s effective interest rate.
The Company determines the amount of the allowance required for certain sectors based on relative risk characteristics of the loan portfolio. The allowance recorded for commercial loans is based on quarterly reviews of individual credit relationships and an analysis of the migration of commercial loans and actual loss experience. The allowance recorded for homogeneous consumer loans is based on an analysis of product mix, risk characteristics of the portfolio, bankruptcy experiences, and historical losses, adjusted for current trends, for each homogenous category or group of loans. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.
The Company also assesses the credit risk associated with off-balance sheet loan commitments, letters of credit, and derivatives and determines the appropriate amount of credit loss liability that should be recorded. The liability for off-balance sheet credit exposure related to loan commitments and other financial instruments is included in other liabilities.

Nonaccrual Loans Generally commercial loans (including impaired loans) are placed on nonaccrual status when the collection of interest or principal has become 90 days past due or is otherwise considered doubtful. When a loan is placed on nonaccrual status, unpaid accrued interest is reversed. Future interest payments are generally applied against principal. Revolving consumer lines and credit cards are charged off by 180 days past due and closed-end consumer loans other than loans secured by 1-4 family properties are charged off at 120 days past due and are, therefore, generally not placed on nonaccrual status. Certain retail customers having financial difficulties may have the terms of their credit card and other loan agreements modified to require only principal payments and, as such, are reported as nonaccrual.

U.S. BANCORP  73

Impaired Loans A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (both interest and principal) according to the contractual terms of the loan agreement.

Restructured Loans In cases where a borrower experiences financial difficulties and the Company makes certain concessionary modifications to contractual terms, the loan is classified as a restructured loan. Loans restructured at a rate equal to or greater than that of a new loan with comparable risk at the time the contract is modified may be excluded from restructured loans in the calendar years subsequent to the restructuring if they are in compliance with the modified terms.
Generally, a nonaccrual loan that is restructured remains on nonaccrual for a period of six months to demonstrate that the borrower can meet the restructured terms. However, performance prior to the restructuring, or significant events that coincide with the restructuring, are considered in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual status at the time of restructuring or after a shorter performance period. If the borrower’s ability to meet the revised payment schedule is not reasonably assured, the loan remains classified as a nonaccrual loan.

Leases The Company engages in both direct and leveraged lease financing. The net investment in direct financing leases is the sum of all minimum lease payments and estimated residual values, less unearned income. Unearned income is added to interest income over the terms of the leases to produce a level yield.
The investment in leveraged leases is the sum of all lease payments (less nonrecourse debt payments) plus estimated residual values, less unearned income. Income from leveraged leases is recognized over the term of the leases based on the unrecovered equity investment.
Residual values on leased assets are reviewed regularly for other-than-temporary impairment. Residual valuations for retail automobile leases are based on independent assessments of expected used car sale prices at the end-of-term. Impairment tests are conducted based on these valuations considering the probability of the lessee returning the asset to the Company, re-marketing efforts, insurance coverage and ancillary fees and costs. Valuations for commercial leases are based upon external or internal management appraisals. When there is other than temporary impairment in the estimated fair value of the Company’s interest in the residual value of a leased asset, the carrying value is reduced to the estimated fair value with the writedown recognized in the current period.

Loans Held for Sale Loans held for sale (“LHFS”) represent mortgage loan originations intended to be sold in the secondary market and other loans that management has an active plan to sell. LHFS are carried at the lower of cost or market value as determined on an aggregate basis by type of loan. In the event management decides to sell loans receivable, the loans are transferred at the lower of cost or fair value. Loans transferred to LHFS are marked-to-market (“MTM”) at the time of transfer. MTM losses related to the sale/transfer of non-homogeneous loans that are predominantly credit-related are reflected in charge-offs. With respect to homogeneous loans, the amount of “probable” credit loss, determined in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies,” methodologies utilized to determine the specific allowance allocation for the portfolio, is also included in charge-offs. Any incremental loss determined in accordance with MTM accounting, that includes consideration of other factors such as estimates of inherent losses, is reported separately from charge-offs as a reduction to the allowance for credit losses. Subsequent decreases in fair value are recognized in noninterest income.

Other Real Estate Other real estate (“ORE”), which is included in other assets, is property acquired through foreclosure or other proceedings. ORE is carried at fair value, less estimated selling costs. The property is evaluated regularly and any decreases in the carrying amount are included in noninterest expense.

DERIVATIVE FINANCIAL INSTRUMENTS

In the ordinary course of business, the Company enters into derivative transactions to manage its interest rate, prepayment, credit, price and foreign currency risk and to accommodate the business requirements of its customers. All derivative instruments are recorded as either other assets, other liabilities or short-term borrowings at fair value. Subsequent changes in a derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met.
All derivative instruments that qualify for hedge accounting are recorded at fair value and classified either as a hedge of the fair value of a recognized asset or liability (“fair value” hedge) or as a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability or a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is highly effective and designated as a fair value hedge and the offsetting changes in the fair value of the hedged item are recorded in income. Changes in the fair value of a derivative that is highly effective and designated as a cash flow hedge are recognized in other comprehensive income until income from the cash flows of the hedged item is recognized. The Company performs an assessment, both at the inception of

74  U.S. BANCORP

the hedge and on a quarterly basis thereafter, when required, to determine whether these derivatives are highly effective in offsetting changes in the value of the hedged items. Any change in fair value resulting from hedge ineffectiveness is immediately recorded in noninterest income.
If a derivative designated as a hedge is terminated or ceases to be highly effective, the gain or loss is amortized to earnings over the remaining life of the hedged asset or liability (fair value hedge) or over the same period(s) that the forecasted hedged transactions impact earnings (cash flow hedge). If the hedged item is disposed of, or the forecasted transaction is no longer probable, the derivative is recorded at fair value with any resulting gain or loss included in the gain or loss from the disposition of the hedged item or, in the case of a forecasted transaction that is no longer probable, included in earnings immediately.

REVENUE RECOGNITION

The Company recognizes revenue as it is earned based on contractual terms, as transactions occur, or as services are provided and collectibility is reasonably assured. In certain circumstances, noninterest income is reported net of associated expenses that are directly related to variable volume-based sales or revenue sharing arrangements or when the Company acts on an agency basis for others. Certain specific policies include the following:

Credit and Debit Card Revenue Credit and debit card revenue includes interchange income from credit and debit cards, annual fees, and other transaction and account management fees. Interchange income is a fee paid by a merchant bank to the card-issuing bank through the interchange network. Interchange fees are set by the credit card associations and are based on cardholder purchase volumes. The Company records interchange income as transactions occur. Transaction and account management fees are recognized as transactions occur or services are provided, except for annual fees, which are recognized over the applicable period. Volume-related payments to partners and credit card associations and expenses for rewards programs are also recorded within credit and debit card revenue. Payments to partners and expenses related to rewards programs are recorded when earned by the partner or customer.

Merchant Processing Services Merchant processing services revenue consists principally of transaction and account management fees charged to merchants for the electronic processing of transactions, net of interchange fees paid to the credit card issuing bank, card association assessments, and revenue sharing amounts, and are all recognized at the time the merchant’s transactions are processed or other services are performed. The Company may enter into revenue sharing agreements with referral partners or in connection with purchases of merchant contracts from sellers. The revenue sharing amounts are determined primarily on sales volume processed or revenue generated for a particular group of merchants. Merchant processing revenue also includes revenues related to point-of-sale equipment recorded as sales when the equipment is shipped or as earned for equipment rentals.

Trust and Investment Management Fees Trust and investment management fees are recognized over the period in which services are performed and are based on a percentage of the fair value of the assets under management or administration, fixed based on account type, or transaction-based fees.

Deposit Service Charges Service charges on deposit accounts primarily represent monthly fees based on minimum balances or transaction-based fees. These fees are recognized as earned or as transactions occur and services are provided.

OTHER SIGNIFICANT POLICIES

Intangible Assets The price paid over the net fair value of the acquired businesses (“goodwill”) is not amortized. Other intangible assets are amortized over their estimated useful lives, using straight-line and accelerated methods. The recoverability of goodwill and other intangible assets is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the intangible asset based on market prices for similar assets, where available, and the present value of the estimated future cash flows associated with the intangible asset.

Income Taxes Deferred taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year-end.

Mortgage Servicing Rights Mortgage servicing rights (“MSRs”) are capitalized as separate assets when loans are sold and servicing is retained or may be purchased from others. MSRs are initially recorded at fair value, if practicable, and at each subsequent reporting date. The Company determines the fair value by estimating the present value of the asset’s future cash flows utilizing market-based prepayment rates, discount rates, and other assumptions validated through comparison to trade information, industry surveys and independent third party appraisals. Changes in the fair value of MSRs are recorded in earnings during the period in which they occur. Risks inherent in the MSRs valuation include higher than expected prepayment rates

U.S. BANCORP  75

and/or delayed receipt of cash flows. The Company utilizes futures, forwards and interest rate swaps to mitigate the valuation risk. Fair value changes related to the MSRs and the futures, forwards and interest rate swaps, as well as servicing and other related fees, are recorded in mortgage banking revenue.

Pensions For purposes of its retirement plans, the Company utilizes a measurement date of September 30. At the measurement date, plan assets are determined based on fair value, generally representing observable market prices. The actuarial cost method used to compute the pension liabilities and related expense is the projected unit credit method. The projected benefit obligation is principally determined based on the present value of projected benefit distributions at an assumed discount rate. The discount rate utilized is based on match-funding maturities and interest payments of high quality corporate bonds available in the market place to projected cash flows as of the measurement date for future benefit payments. Periodic pension expense (or income) includes service costs, interest costs based on the assumed discount rate, the expected return on plan assets based on an actuarially derived market-related value and amortization of actuarial gains and losses. Pension accounting reflects the long-term nature of benefit obligations and the investment horizon of plan assets and can have the effect of reducing earnings volatility related to short-term changes in interest rates and market valuations. Actuarial gains and losses include the impact of plan amendments and various unrecognized gains and losses which are deferred and amortized over the future service periods of active employees. The market-related value utilized to determine the expected return on plan assets is based on fair value adjusted for the difference between expected returns and actual performance of plan assets. The unrealized difference between actual experience and expected returns is included in the market-related value and amortized as a component of pension expense ratably over a five-year period. The overfunded or underfunded status of the plans is recorded as an asset or liability on the balance sheet, with changes in that status recognized through other comprehensive income.

Premises and Equipment Premises and equipment are stated at cost less accumulated depreciation and depreciated primarily on a straight-line basis over the estimated life of the assets. Estimated useful lives range up to 40 years for newly constructed buildings and from 3 to 20 years for furniture and equipment.
Capitalized leases, less accumulated amortization, are included in premises and equipment. The lease obligations are included in long-term debt. Capitalized leases are amortized on a straight-line basis over the lease term and the amortization is included in depreciation expense.

Statement of Cash Flows For purposes of reporting cash flows, cash and cash equivalents include cash and money market investments, defined as interest-bearing amounts due from banks, federal funds sold and securities purchased under agreements to resell.

Stock-Based Compensation The Company grants stock-based awards, including restricted stock and options to purchase common stock of the Company. Stock option grants are for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. Stock-based compensation for awards is recognized in the Company’s results of operations on a straight-line basis over the vesting period. The Company immediately recognizes compensation cost of awards to employees that meet retirement status, despite their continued active employment. The amortization of stock-based compensation reflects estimated forfeitures adjusted for actual forfeiture experience. As compensation expense is recognized, a deferred tax asset is recorded that represents an estimate of the future tax deduction from exercise or release of restrictions. At the time stock-based awards are exercised, cancelled, expire, or restrictions are released, the Company may be required to recognize an adjustment to tax expense.

Per Share Calculations Earnings per share is calculated by dividing net income applicable to common equity by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by adjusting income and outstanding shares, assuming conversion of all potentially dilutive securities, using the treasury stock method.

Note 2      ACCOUNTING CHANGES

Business Combinations In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 141 (revised 2007) (“SFAS 141R”), “Business Combinations”, effective for the Company beginning on January 1, 2009. SFAS 141R establishes principles and requirements for the acquirer in a business combination, including the recognition and measurement of the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity as of the acquisition date; the recognition and measurement of the goodwill acquired in the business combination or gain from a bargain purchase as of the acquisition date; and the determination of additional disclosures needed to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Under SFAS 141R, nearly all acquired assets and liabilities assumed are required to be recorded at fair value at the acquisition date, including loans. This will

76  U.S. BANCORP

eliminate separate recognition of the acquired allowance for loan losses on the acquirer’s balance sheet as credit related factors will be incorporated directly into the fair value of the loans recorded at the acquisition date. Other significant changes include recognizing transaction costs and most restructuring costs as expenses when incurred. Early adoption is not permitted. The Company is currently assessing the impact of this guidance on potential future business combinations that may occur on or after the January 1, 2009 effective date.

Noncontrolling Interests In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”, effective for the Company beginning on January 1, 2009. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity, separate from the Company’s own equity, in the consolidated balance sheet. This Statement also requires the amount of net income attributable to the entity and to the noncontrolling interests to be shown separately on the face of the consolidated statement of income. SFAS 160 also requires expanded disclosures that clearly identify and distinguish between the interests of the entity and those of the noncontrolling owners. The Company is currently assessing the impact of this guidance on its financial statements.

Loan Commitments In November 2007, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 109 (“SAB 109”), “Written Loan Commitments Recorded at Fair Value Through Earnings”, which revises and rescinds portions of Staff Accounting Bulletin No. 105, “Application of Accounting Principles to Loan Commitments.” SAB 109 is effective for written loan commitments issued or modified by the Company beginning on January 1, 2008. SAB 109 provides the SEC’s views on the accounting for written loan commitments recorded at fair value through earnings under accounting principles generally accepted in the United States, and specifically states that the expected net future cash flows related to the servicing of a loan should be included in the measurement of all such written loan commitments. The adoption of SAB 109 is not expected to have a material impact on the Company’s financial statements.

Fair Value Option In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities”, effective for the Company beginning on January 1, 2008. This Statement provides entities with an option to report selected financial assets and liabilities at fair value, with the objective to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. The Company’s adoption of SFAS 159 is not expected to have a material impact on the Company’s financial statements.

Fair Value Measurements In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements”, effective for the Company beginning on January 1, 2008. This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement provides a consistent definition of fair value which focuses on exit price and prioritizes market-based inputs obtained from sources independent of the entity over those from the entity’s own inputs that are not corroborated by observable market data. SFAS 157 also requires consideration of nonperformance risk when determining fair value measurements.
This Statement expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value, and for recurring fair value measurements using significant unobservable inputs, the effect of the measurements on earnings or changes in net assets for the period. The Company’s adoption of SFAS 157 will result in certain changes in the measurement of fair value and, at the time of adoption, is expected to reduce earnings per diluted common share by two cents in the first quarter of 2008.

Uncertainty in Income Taxes In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes”, effective for the Company beginning on January 1, 2007. FIN 48 clarifies the recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on disclosure and other matters. The adoption of FIN 48 did not have a material impact on the Company’s financial statements.

Note 3    RESTRICTIONS ON CASH AND DUE FROM BANKS
The Federal Reserve Bank requires bank subsidiaries to maintain minimum average reserve balances. The amount of the reserve requirement was approximately $1.0 billion at December 31, 2007.

U.S. BANCORP  77

Note 4    INVESTMENT SECURITIES

The amortized cost, gross unrealized holding gains and losses, and fair value of held-to-maturity and available-for-sale securities at December 31 was as follows:

	2007				2006
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
December 31 (Dollars in Millions)	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Held-to-maturity (a)
Mortgage-backed securities	$6	$–	$–	$6	$7	$–	$–	$7
Obligations of state and political subdivisions	56	4	–	60	67	5	–	72
Other debt securities	12	–	–	12	13	–	–	13

Total held-to-maturity securities	$74	$4	$–	$78	$87	$5	$–	$92

Available-for-sale (b)
U.S. Treasury and agencies	$407	$1	$(3)	$405	$472	$1	$(6)	$467
Mortgage-backed securities	31,300	48	(745)	30,603	34,465	103	(781)	33,787
Asset-backed securities (c)	2,922	6	–	2,928	7	–	–	7
Obligations of state and political subdivisions	7,131	18	(94)	7,055	4,463	82	(6)	4,539
Other securities and investments	2,346	5	(300)	2,051	1,223	13	(6)	1,230

Total available-for-sale securities	$44,106	$78	$(1,142)	$43,042	$40,630	$199	$(799)	$40,030

(a)	Held-to-maturity securities are carried at historical cost adjusted for amortization of premiums and accretion of discounts.
(b)	Available-for-sale securities are carried at fair value with unrealized net gains or losses reported within other comprehensive income in shareholders’ equity.
(c)	Primarily includes investments in structured investment vehicles with underlying collateral that includes a mix of various mortgage and other asset-backed securities.

The weighted-average maturity of the available-for-sale investment securities was 7.4 years at December 31, 2007, compared with 6.6 years at December 31, 2006. The corresponding weighted-average yields were 5.51 percent and 5.32 percent, respectively. The weighted-average maturity of the held-to-maturity investment securities was 8.3 years at December 31, 2007, compared with 8.4 years at December 31, 2006. The corresponding weighted-average yields were 5.92 percent and 6.03 percent, respectively.

For amortized cost, fair value and yield by maturity date of held-to-maturity and available-for-sale securities outstanding at December 31, 2007, refer to Table 11 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

Securities carried at $39.6 billion at December 31, 2007, and $35.8 billion at December 31, 2006, were pledged to secure public, private and trust deposits, repurchase agreements and for other purposes required by law. Securities sold under agreements to repurchase where the buyer/lender has the right to sell or pledge the securities were collateralized by securities with an amortized cost of $10.5 billion at December 31, 2007, and $9.8 billion at December 31, 2006, respectively.

The following table provides information as to the amount of interest income from taxable and non-taxable investment securities:

Year Ended December 31 (Dollars in Millions)	2007	2006	2005

Taxable	$1,833	$1,882	$1,938
Non-taxable	262	119	16

Total interest income from investment securities	$2,095	$2,001	$1,954

The following table provides information as to the amount of gross gains and losses realized through the sales of available-for-sale investment securities:

Year Ended December 31 (Dollars in Millions)	2007	2006	2005

Realized gains	$15	$15	$13
Realized losses	–	(1)	(119)

Net realized gains (losses)	$15	$14	$(106)

Income tax (benefit) on realized gains (losses)	$6	$5	$(40)

78  U.S. BANCORP

Included in available-for-sale, asset-backed investment securities, are structured investment securities which were purchased in the fourth quarter of 2007 from certain money market funds managed by FAF Advisors, Inc., an affiliate of the Company. Some of these securities evidenced credit deterioration subsequent to origination, but prior to acquisition by the Company. Statement of Position No. 03-3 (“SOP 03-3”), “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”, requires the difference between the total expected cash flows for these securities and the initial recorded investment to be recognized in earnings over the life of the securities, using a level yield. If subsequent decreases in the fair value of these securities are accompanied by an adverse change in the expected cash flows, an other-than-temporary impairment will be recorded through earnings. Subsequent increases in the expected cash flows will be recognized as income prospectively over the remaining life of the security by increasing the level yield.

At December 31, 2007, the gross undiscounted cash flows that were due under the contractual terms of the purchased securities subject to SOP 03-3, were $2.5 billion, which included payments receivable of $33 million.

Changes in the carrying amount and accretable yield for the year ended December 31, 2007, are as follows:

	Accretable	Carrying
(Dollars in Millions)	Yield	Amount

Balance at beginning of period	$–	$–
Purchases (a)	107	2,445
Payments received	–	(20)
Accretion	(2)	2

Balance at end of period	$105	$2,427

(a)	The Carrying amount of purchases represents the fair value of the securities on that date.

The Company conducts a regular assessment of its investment portfolios to determine whether any securities are other-than-temporarily impaired considering, among other factors, the nature of the securities, credit ratings or financial condition of the issuer, the extent and duration of the unrealized loss, expected cash flows of underlying collateral, market conditions and the Company’s ability to hold the securities through the anticipated recovery period.

At December 31, 2007, certain investment securities included in the held-to-maturity and available-for-sale categories had a fair value that was below their amortized cost.

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired based on the period the investments have been in a continuous unrealized loss position:

	Less Than 12 Months		12 Months or Greater		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Dollars in Millions)	Value	Losses	Value	Losses	Value	Losses
Held-to-maturity
Obligations of state and political subdivisions	$10	$–	$1	$–	$11	$–

Total	$10	$–	$1	$–	$11	$–

Available-for-sale
U.S. Treasury and agencies	$23	$–	$230	$(3)	$253	$(3)
Mortgage-backed securities	3,238	(63)	23,524	(682)	26,762	(745)
Asset-backed securities	5	–	–	–	5	–
Obligations of state and political subdivisions	4,853	(89)	197	(5)	5,050	(94)
Other securities and investments	1,573	(277)	198	(23)	1,771	(300)

Total	$9,692	$(429)	$24,149	$(713)	$33,841	$(1,142)

Generally, the unrealized losses within each investment category have occurred due to rising interest rates over the past few years. The substantial portion of securities that have unrealized losses are either government securities, issued by government-backed agencies or privately issued securities with high investment grade credit ratings. Unrealized losses within other securities and investments are also the result of a modest widening of credit spreads since the initial purchase date. In general, the issuers of the investment securities do not have the contractual ability to pay them off at less than par at maturity or any earlier call date. As of the reporting date, the Company expects to

U.S. BANCORP  79

receive all principal and interest related to these securities. Because the Company has the ability and intent to hold its investment securities until their anticipated recovery in value or maturity, they are not considered to be other-than-temporarily impaired as of December 31, 2007.

Note 5    LOANS AND ALLOWANCE FOR CREDIT LOSSES

The composition of the loan portfolio at December 31 was as follows:

(Dollars in millions)	2007	2006

Commercial
Commercial	$44,832	$40,640
Lease financing	6,242	5,550

Total commercial	51,074	46,190
Commercial Real Estate
Commercial mortgages	20,146	19,711
Construction and development	9,061	8,934

Total commercial real estate	29,207	28,645
Residential Mortgages
Residential mortgages	17,099	15,316
Home equity loans, first liens	5,683	5,969

Total residential mortgages	22,782	21,285
Retail
Credit card	10,956	8,670
Retail leasing	5,969	6,960
Home equity and second mortgages	16,441	15,523
Other retail
Revolving credit	2,731	2,563
Installment	5,246	4,478
Automobile	8,970	8,693
Student	451	590

Total other retail	17,398	16,324

Total retail	50,764	47,477

Total loans	$153,827	$143,597

Loans are presented net of unearned interest and deferred fees and costs, which amounted to $1.4 billion and $1.3 billion at December 31, 2007 and 2006, respectively. The Company had loans of $44.5 billion at December 31, 2007, and $44.8 billion at December 31, 2006, pledged at the Federal Home Loan Bank (“FHLB”). Loans of $16.8 billion at December 31, 2007, and $16.2 billion at December 31, 2006, were pledged at the Federal Reserve Bank.
The Company primarily lends to borrowers in the 24 states in which it has banking offices. Collateral for commercial loans may include marketable securities, accounts receivable, inventory and equipment. For details of the Company’s commercial portfolio by industry group and geography as of December 31, 2007 and 2006, see Table 8 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.
For detail of the Company’s commercial real estate portfolio by property type and geography as of December 31, 2007 and 2006, see Table 9 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements. Such loans are collateralized by the related property.
Nonperforming assets include nonaccrual loans, restructured loans not performing in accordance with modified terms, other real estate and other nonperforming assets owned by the Company. For details of the Company’s nonperforming assets as of December 31, 2007 and 2006, see Table 14 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

80  U.S. BANCORP

The following table lists information related to nonperforming loans as of December 31:

(Dollars in Millions)	2007	2006

Loans on nonaccrual status	$540	$432
Restructured loans	17	38

Total nonperforming loans	$557	$470

Interest income that would have been recognized at original contractual terms	$60	$55
Amount recognized as interest income	19	16

Forgone revenue	$41	$39

Activity in the allowance for credit losses was as follows:

(Dollars in Millions)	2007	2006	2005

Balance at beginning of year	$2,256	$2,251	$2,269
Add
Provision charged to operating expense	792	544	666
Deduct
Loans charged off	1,032	763	949
Less recoveries of loans charged off	240	219	264

Net loans charged off	792	544	685
Acquisitions and other changes	4	5	1

Balance at end of year(a)	$2,260	$2,256	$2,251

Components
Allowance for loan losses	$2,058	$2,022	$2,041
Liability for unfunded credit commitments	202	234	210

Total allowance for credit losses	$2,260	$2,256	$2,251

(a)	Included in this analysis is activity related to the Company’s liability for unfunded commitments, which is separately recorded in other liabilities in the Consolidated Balance Sheet.

A portion of the allowance for credit losses is allocated to commercial and commercial real estate loans deemed impaired. These impaired loans are included in nonperforming assets. A summary of impaired loans and their related allowance for credit losses is as follows:

	2007		2006		2005
	Recorded	Valuation	Recorded	Valuation	Recorded	Valuation
(Dollars in Millions)	Investment	Allowance	Investment	Allowance	Investment	Allowance
Impaired loans
Valuation allowance required	$314	$34	$346	$44	$388	$37
No valuation allowance required	107	–	–	–	–	–

Total impaired loans	$421	$34	$346	$44	$388	$37

Average balance of impaired loans during the year	$366		$344		$412
Interest income recognized on impaired loans during the year	–		4		2

Commitments to lend additional funds to customers whose commercial and commercial real estate loans were classified as nonaccrual or restructured at December 31, 2007, totaled $12 million.
In addition to impaired commercial and commercial real estate loans, the Company had smaller balance homogenous loans that are accruing interest at rates considered to be below market rate. At December 31, 2007, 2006 and 2005, the recorded investment in these other restructured loans was $551 million, $405 million and $315 million, respectively, with average balances of $466 million, $379 million, and $278 million during 2007, 2006 and 2005, respectively. The Company recognized estimated interest income on these loans of $29 million, $35 million, and $20 million during 2007, 2006 and 2005, respectively.
For the years ended December 31, 2007, 2006 and 2005, the Company had net gains on the sale of loans of $163 million, $104 million and $175 million, respectively, which were included in noninterest income, primarily in mortgage banking revenue.
The Company has equity interests in two joint ventures that are accounted for utilizing the equity method. The principal activity of one entity is to provide commercial real

U.S. BANCORP  81

estate financing that the joint venture securitizes and sells to third party investors. The principal activity of the other entity is to provide senior or subordinated financing to customers for the construction, rehabilitation or redevelopment of commercial real estate. In connection with these joint ventures, the Company provides warehousing lines to support the operations. Warehousing advances to the joint ventures are made in the ordinary course of business and repayment of these credit facilities occurs when the securitization is completed or the commercial real estate project is permanently refinanced by others. At December 31, 2007 and 2006, the Company had $2.3 billion and $1.3 billion, respectively, of outstanding loan balances to these joint ventures.

Note 6    LEASES

The components of the net investment in sales-type and direct financing leases at December 31 were as follows:

(Dollars in Millions)	2007	2006

Aggregate future minimum lease payments to be received	$12,919	$13,178
Unguaranteed residual values accruing to the lessor’s benefit	391	374
Unearned income	(1,636)	(1,605)
Initial direct costs	253	265

Total net investment in sales-type and direct financing leases(a)	$11,927	$12,212

(a)	The accumulated allowance for uncollectible minimum lease payments was $120 million and $100 million at December 31, 2007 and 2006, respectively.

The minimum future lease payments to be received from sales-type and direct financing leases were as follows at December 31, 2007:

(Dollars in Millions)

2008	$3,612
2009	3,353
2010	3,011
2011	1,850
2012	829
Thereafter	264

Note 7    ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND VARIABLE
               INTEREST ENTITIES

FINANCIAL ASSET SALES

When the Company sells financial assets, it may retain interest-only strips, servicing rights, residual rights to a cash reserve account, and/or other retained interests in the sold financial assets. The gain or loss on sale depends in part on the previous carrying amount of the financial assets involved in the transfer and is allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. Quoted market prices are used to determine retained interest fair values when readily available. Since quotes are generally not available for retained interests, the Company estimates fair value based on the present value of future expected cash flows using management’s best estimates of the key assumptions, including credit losses, prepayment speeds, forward yield curves, and discount rates commensurate with the risks involved. Retained interests and liabilities are recorded at fair value using a discounted cash flow methodology at inception and are evaluated at least quarterly thereafter.

Conduit and Securitization The Company sponsors an off-balance sheet conduit, a qualified special purpose entity (“QSPE”), to which it transferred high-grade investment securities, funded by the issuance of commercial paper. Because QSPE’s are exempt from consolidation under the provisions of Financial Interpretation No. 46R (“FIN 46R”), “Consolidation of Variable Interest Entities,” the Company does not consolidate the conduit structure in its financial statements. The conduit held assets of $1.2 billion at December 31, 2007, and $2.2 billion at December 31, 2006. These investment securities include primarily (i) private label asset-backed securities, which are insurance “wrapped” by monoline insurance companies and (ii) government agency mortgage-backed securities and collateralized mortgage obligations. The conduit had commercial paper liabilities of $1.2 billion at December 31, 2007, and $2.2 billion at December 31, 2006. The Company benefits by transferring the investment securities into a conduit that provides diversification of funding sources in a capital-efficient manner and the generation of income.

82  U.S. BANCORP

The Company provides a liquidity facility to the conduit. Utilization of the liquidity facility would be triggered if the conduit is unable to, or does not, issue commercial paper to fund its assets. A liability for the estimate of the potential risk of loss the Company has as the liquidity facility provider is recorded on the balance sheet in other liabilities. The liability is adjusted downward over time as the underlying assets pay down with the offset recognized as other noninterest income. The liability for the liquidity facility was $2 million at December 31, 2007, and $10 million at December 31, 2006. In addition, the Company recorded its retained residual interest in the investment securities conduit of $2 million at December 31, 2007 and $13 million at December 31, 2006. The Company recorded $2 million in revenue from the conduit during 2007 and $8 million during 2006, including fees for servicing, management, administration and accretion income from retained interests.

Sensitivity Analysis At December 31, 2007, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10 percent and 20 percent adverse changes in those assumptions for the investment securities conduit were as follows:

December 31, 2007 (Dollars in Millions)
Current Economic Assumptions Sensitivity Analysis (a)
Fair value of retained interests	$3
Weighted average life (in years)	.3
Expected Remaining Life (In Years)	2.3
Impact of 10% adverse change	$—
Impact of 20% adverse change	(1)

(a)	The residual cash flow discount rate was 2.9 percent at December 31, 2007. The investments are AAA/Aaa rated or insured investments, therefore, credit losses are assumed to be zero with no impact for interest rate movement. Also, interest rate movements create no material impact to the value of the residual interest, as the investment securities conduit is mostly match funded.

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, in this table the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumptions; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Cash Flow Information During the years ended December 31, 2007 and 2006, the investment conduit generated $11 million and $15 million of cash flows, respectively, from servicing, other fees and retained interests.

VARIABLE INTEREST ENTITIES

The Company is involved in various entities that are considered to be variable interest entities (“VIEs”), as defined in FASB Interpretation No. 46R. Generally, a VIE is a corporation, partnership, trust or any other legal structure that either does not have equity investors with substantive voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. The Company’s investments in VIEs primarily represent private investment funds that make equity investments, provide debt financing or partnerships to support community-based investments in affordable housing, development entities that provide capital for communities located in low-income districts and historic rehabilitation projects that may enable the Company to ensure regulatory compliance with the Community Reinvestment Act.
With respect to these investments, the Company is required to consolidate any VIE in which it is determined to be the primary beneficiary. At December 31, 2007, approximately $382 million of total assets related to various VIEs were consolidated by the Company in its financial statements. Creditors of these VIEs have no recourse to the general credit of the Company. The Company is not required to consolidate other VIEs as it is not the primary beneficiary. In such cases, the Company does not absorb the majority of the entities’ expected losses nor does it receive a majority of the entities’ expected residual returns. The amounts of the Company’s investment in these unconsolidated entities ranged from less than $1 million to $69 million with an aggregate amount of approximately $2.2 billion at December 31, 2007. While the Company believes potential losses from these investments is remote, the Company’s maximum exposure to these unconsolidated VIEs, including any tax implications and unfunded commitments, was approximately $3.7 billion at December 31, 2007, assuming that all of the separate investments within the individual private funds are deemed worthless and the community-based business and housing projects, and related tax credits, completely failed and did not meet certain government compliance requirements.

U.S. BANCORP  83

Note 8    PREMISES AND EQUIPMENT

Premises and equipment at December 31 consisted of the following:

(Dollars in Millions)	2007	2006

Land	$335	$331
Buildings and improvements	2,432	2,372
Furniture, fixtures and equipment	2,463	2,352
Capitalized building and equipment leases	164	163
Construction in progress	8	11

	5,402	5,229
Less accumulated depreciation and amortization	(3,623)	(3,394)

Total	$1,779	$1,835

Note 9    MORTGAGE SERVICING RIGHTS

The Company’s portfolio of residential mortgages serviced for others was $97.0 billion and $82.9 billion at December 31, 2007 and 2006, respectively. Effective January 1, 2006, the Company records MSRs initially at fair value and at each subsequent reporting date, and records changes in fair value in noninterest income in the period in which they occur. Prior to January 1, 2006, the initial carrying value of MSRs was amortized over the estimated life of the tangible asset and changes in valuation, under the lower-of-cost-or-market accounting method, were recognized as impairments or reparation within other intangible expenses.
In conjunction with its MSRs, the Company may utilize derivatives, including futures, forwards and interest rate swaps to offset the effect of interest rate changes on the fair value of MSRs. The net impact of assumption changes on the fair value of MSRs, excluding decay, and the related derivatives included in mortgage banking revenue was a net loss of $35 million and $37 million for the years ended December 31, 2007, and 2006, respectively. Loan servicing fees, not including valuation changes, included in mortgage banking revenue were $353 million and $319 million for the years ended December 31, 2007 and 2006, respectively.

Changes in fair value of capitalized MSRs are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2007	2006	2005

Balance at beginning of period	$1,427	$1,123	$866
Rights purchased	14	52	27
Rights capitalized	440	398	369
Rights sold	(130)	–	–
Changes in fair value of MSRs:
Due to change in valuation assumptions (a)	(102)	26	–
Other changes in fair value (b)	(187)	(172)	–
Amortization	–	–	(197)
Reparation (impairment)	–	–	53
Change in accounting principle	–	–	5

Balance at end of period	$1,462	$1,427	$1,123

(a)	Principally reflects changes in discount rates and prepayment speed assumptions, primarily arising from interest rate changes.
(b)	Primarily represents changes due to collection/realization of expected cash flows over time (decay).

The Company determines fair value by estimating the present value of the asset’s future cash flows utilizing market-based prepayment rates, discount rates, and other assumptions validated through comparison to trade information, industry surveys, and independent third party appraisals. Risks inherent in the MSRs valuation include higher than expected prepayment rates and/or delayed receipt of cash flows. The estimated sensitivity to changes in interest rates of the fair value of the MSRs portfolio and the related derivative instruments at December 31, 2007, was as follows:

	Down Scenario		Up Scenario
(Dollars in Millions)	50bps	25bps	25bps	50bps
Net fair value	$(8)	$1	$(14)	$(49)

84  U.S. BANCORP

The fair value of MSRs and its sensitivity to changes in interest rates is influenced by the mix of the servicing portfolio and characteristics of each segment of the portfolio. The Company’s servicing portfolio consists of the distinct portfolios of Mortgage Revenue Bond Programs (“MRBP”), government-insured mortgages and conventional mortgages. The MRBP division specializes in servicing loans made under state and local housing authority programs. These programs provide mortgages to low-income and moderate-income borrowers and are generally government-insured programs with a favorable rate subsidy, down payment and/or closing cost assistance. Mortgage loans originated as part of government agency and state loans programs tend to experience slower prepayment rates and better cash flows than conventional mortgage loans. The servicing portfolios are predominantly comprised of fixed-rate agency loans (FNMA, FHLMC, GNMA, FHLB and various housing agencies) with limited adjustable-rate or jumbo mortgage loans.

A summary of the Company’s MSRs and related characteristics by portfolio as of December 31, 2007, was as follows:

(Dollars in Millions)	MRBP	Government	Conventional	Total

Servicing portfolio	$10,926	$10,171	$75,917	$97,014
Fair market value	$231	$166	$1,065	$1,462
Value (bps) *	211	163	140	151
Weighted-average servicing fees (bps)	40	41	32	34
Multiple (value/servicing fees)	5.28	3.98	4.38	4.44
Weighted-average note rate	5.92%	6.27%	5.99%	6.01%
Age (in years)	2.9	3.1	2.7	2.8
Expected life (in years)	9.0	6.2	6.3	6.6
Discount rate	11.1%	10.9%	10.0%	10.2%

*	Value is calculated as fair market value divided by the servicing portfolio.

Note 10    INTANGIBLE ASSETS

Intangible assets consisted of the following:

	Estimated	Amortization	Balance
December 31 (Dollars in Millions)	Life (a)	Method (b)	2007	2006
Goodwill			$7,647	$7,538
Merchant processing contracts	9 years/8 years	SL/AC	704	797
Core deposit benefits	11 years/5 years	SL/AC	154	212
Mortgage servicing rights (c)			1,462	1,427
Trust relationships	15 years/7 years	SL/AC	346	431
Other identified intangibles	8 years/5 years	SL/AC	377	360

Total			$10,690	$10,765

(a)	Estimated life represents the amortization period for assets subject to the straight line method and the weighted average amortization period for intangibles subject to accelerated methods. If more than one amortization method is used for a category, the estimated life for each method is calculated and reported separately.
(b)	Amortization methods: SL = straight line method AC = accelerated methods generally based on cash flows
(c)	Mortgage servicing rights are recorded at fair value, and are not amortized.

Aggregate amortization expense consisted of the following:

Year Ended December 31 (Dollars in Millions)	2007	2006	2005
Merchant processing contracts	$154	$149	$138
Core deposit benefits	68	65	74
Mortgage servicing rights (a)	–	–	144
Trust relationships	76	71	47
Other identified intangibles	78	70	55

Total	$376	$355	$458

(a)	Effective January 1, 2006, mortgage servicing rights are recorded at fair value and are no longer amortized. The year ended December 31, 2005, includes mortgage servicing rights reparation of $53 million.

U.S. BANCORP  85

Below is the estimated amortization expense for the next five years:

(Dollars in Millions)
2008	$332
2009	287
2010	224
2011	172
2012	128

The following table reflects the changes in the carrying value of goodwill for the years ended December 31, 2007 and 2006:

	Wholesale	Consumer	Wealth	Payment	Consolidated
(Dollars in Millions)	Banking	Banking	Management	Services	Company

Balance at December 31, 2005	$1,330	$2,106	$1,374	$2,195	$7,005
Goodwill acquired	–	70	171	265	506
Other (a)	–	–	–	27	27

Balance at December 31, 2006	$1,330	$2,176	$1,545	$2,487	$7,538
Goodwill acquired	–	41	19	24	84
Other (a)	–	–	–	25	25

Balance at December 31, 2007	$1,330	$2,217	$1,564	$2,536	$7,647

(a)	Other changes in goodwill include the effect of foreign exchange translation.

Note 11    SHORT-TERM BORROWINGS (a)

The following table is a summary of short-term borrowings for the last three years:

	2007		2006		2005
(Dollars in Millions)	Amount	Rate	Amount	Rate	Amount	Rate
At year-end
Federal funds purchased	$2,817	1.88%	$2,554	4.97%	$3,133	3.93%
Securities sold under agreements to repurchase	10,541	4.11	9,763	4.57	10,854	3.65
Commercial paper	11,229	4.17	9,974	4.90	4,419	3.89
Other short-term borrowings	7,783	5.04	4,642	3.95	1,794	3.89

Total	$32,370	4.16%	$26,933	4.62%	$20,200	3.76%

Average for the year
Federal funds purchased (b)	$2,731	9.63%	$3,458	8.30%	$2,916	6.63%
Securities sold under agreements to repurchase	10,939	4.53	10,680	4.24	11,849	2.93
Commercial paper	9,265	4.75	6,631	4.72	3,326	3.11
Other short-term borrowings	5,990	5.54	3,653	5.17	1,291	3.57

Total	$28,925	5.29%	$24,422	5.08%	$19,382	3.56%

Maximum month-end balance
Federal funds purchased	$4,419		$5,886		$4,659
Securities sold under agreements to repurchase	12,181		13,988		14,931
Commercial paper	11,229		9,974		4,419
Other short-term borrowings	7,783		6,620		1,794

(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.
(b)	Average federal funds purchased rates include compensation expense for corporate card and corporate trust balances.

86  U.S. BANCORP

Note 12    LONG-TERM DEBT

Long-term debt (debt with original maturities of more than one year) at December 31 consisted of the following:

(Dollars in Millions)	Rate Type	Rate (a)	Maturity Date	2007	2006

U.S. Bancorp (Parent Company)
Subordinated notes	Fixed	6.875%	2007	$–	$220
	Fixed	7.30%	2007	–	74
	Fixed	7.50%	2026	199	199
Convertible senior debentures	Floating	3.30%	2035	24	402
	Floating	3.68%	2035	447	668
	Floating	3.18%	2036	456	2,500
	Floating	3.12%	2037	3,000	–
Medium-term notes	Fixed	3.13%-5.30%	2008-2010	1,500	2,575
	Floating	4.89%-4.90%	2009-2010	1,000	1,000
Junior subordinated debentures	Fixed	6.30%-10.20%	2031-2067	4,058	3,497
	Floating	6.13%-6.22%	2027	–	310
Capitalized lease obligations, mortgage indebtedness and other (b)				24	(26)

Subtotal				10,708	11,419
Subsidiaries
Subordinated notes	Fixed	6.50%	2008	300	300
	Fixed	6.30%	2008	300	300
	Fixed	5.70%	2008	400	400
	Fixed	7.125%	2009	500	500
	Fixed	6.375%	2011	1,500	1,500
	Fixed	6.30%	2014	963	963
	Fixed	4.95%	2014	1,000	1,000
	Fixed	4.80%	2015	500	500
	Fixed	3.80%	2015	369	369
	Fixed	4.375%	2017	1,315	–
	Floating	5.52%	2014	550	550
Federal Home Loan Bank advances	Fixed	.50%-8.25%	2008-2026	5,309	348
	Floating	4.85%-5.34%	2008-2017	11,848	6,749
Bank notes	Fixed	3.40%-5.92%	2008-2012	2,430	3,350
	Floating	4.62%-5.20%	2008-2047	5,135	9,145
Capitalized lease obligations, mortgage indebtedness and other (b)				313	209

Subtotal				32,732	26,183

Total				$43,440	$37,602

(a)	Weighted-average interest rates of medium-term notes, Federal Home Loan Bank advances and bank notes were 4.54 percent, 5.00 percent and 4.89 percent, respectively.
(b)	Other includes debt issuance fees and unrealized gains and losses and deferred fees relating to derivative instruments.

Convertible senior debentures issued by the Company pay interest on a quarterly basis until a specified period of time (five or nine years prior to the applicable maturity date). After this date, the Company will not pay interest on the debentures prior to maturity. On the maturity date or on any earlier redemption date, the holder will receive the original principal plus accrued interest. The debentures are convertible at any time on or prior to the maturity date. If the convertible senior debentures are converted, holders of the debentures will generally receive cash up to the accreted principal amount of the debentures plus, if the market price of the Company’s stock exceeds the conversion price in effect on the date of conversion, a number of shares of the Company’s common stock, or an equivalent amount of cash at the Company’s option, as determined in accordance with specified terms. The convertible senior debentures are callable by the Company and putable by the investors at a price equal to 100 percent of the accreted principal amount plus accrued and unpaid interest. During 2007, investors elected to put debentures with a principal amount of $2.6 billion back to the Company.

U.S. BANCORP  87

The table below summarizes the significant terms of the floating-rate convertible senior debentures issued during 2006 and 2007 at $1,000 per debenture:

(Dollars in Millions)

Original face amount	$2,500	$3,000
Amount outstanding at December 31, 2007	$456	$3,000
Issue date	September 20, 2006	February 6, 2007
Interest rate (a)	LIBOR minus 1.75%	LIBOR minus 1.75%
Interest rate at December 31, 2007	3.18%	3.12%
Callable dates	September 20, 2007, and thereafter	February 6, 2008, and thereafter
Putable dates	September 20, 2007, 2008, 2011 and every five years, thereafter	February 6, 2008, 2009, 2012, 2017 and every five years, thereafter
Conversion rate in shares per $1,000 debenture at December 31, 2007	26.4869	24.426
Conversion price per share at December 31, 2007	$37.75	$40.94
Maturity date	September 20, 2036	February 6, 2037

(a)	The interest rate index represents three month London Interbank Offered Rate (“LIBOR”)

During 2007, the Company issued $536 million of fixed-rate junior subordinated debentures to a separately formed wholly-owned trust for the purpose of issuing Company-obligated mandatorily redeemable preferred securities at an interest rate of 6.30 percent. In addition, the Company elected to redeem $312 million of floating-rate junior subordinated debentures. Refer to Note 13, “Junior Subordinated Debentures” for further information on the nature and terms of these debentures.
The Company’s subsidiary, U.S. Bank National Association, may issue fixed and floating rate subordinated notes to provide liquidity and support its capital requirements. During 2007, subordinated notes of $1.3 billion were issued by the subsidiary.
The Company has an arrangement with the FHLB whereby based on collateral available (residential and commercial mortgages), the Company could have borrowed an additional $9 billion at December 31, 2007.

Maturities of long-term debt outstanding at December 31, 2007, were:

	Parent
(Dollars in Millions)	Company	Consolidated

2008	$502	$10,486
2009	1,003	7,389
2010	992	2,012
2011	28	2,590
2012	7	3,297
Thereafter	8,176	17,666

Total	$10,708	$43,440

88  U.S. BANCORP

Note 13    JUNIOR SUBORDINATED DEBENTURES

As of December 31, 2007, the Company sponsored and wholly owned 100% of the common equity of nine trusts that were formed for the purpose of issuing Company-obligated mandatorily redeemable preferred securities (“Trust Preferred Securities”) to third-party investors and investing the proceeds from the sale of the Trust Preferred Securities solely in junior subordinated debt securities of the Company (the “Debentures”). The Debentures held by the trusts, which totaled $4.1 billion, are the sole assets of each trust. The Company’s obligations under the Debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of the obligations of the trusts. The guarantee covers the distributions and payments on liquidation or redemption of the Trust Preferred Securities, but only to the extent of funds held by the trusts. The Company has the right to redeem the Debentures in whole or in part, on or after specific dates, at a redemption price specified in the indentures plus any accrued but unpaid interest to the redemption date. The Company used the proceeds from the sales of the Debentures for general corporate purposes.
In connection with the formation of USB Capital IX, the trust issued redeemable Income Trust Securities (“ITS”) to third party investors, investing the proceeds in Debentures issued by the Company and entered into stock purchase contracts to purchase preferred stock to be issued by the Company in the future. Pursuant to the stock purchase contracts, the Company is required to make contract payments of .65 percent, also payable semi-annually, through a specified stock purchase date expected to be April 15, 2011. Prior to the specified stock purchase date, the Trust is required to remarket and sell the Debentures to third party investors to generate cash proceeds to satisfy its obligation to purchase the Company’s Series A Non-Cumulative Perpetual Preferred Stock (“Series A Preferred Stock”) pursuant to the stock purchase contracts. The Series A Preferred Stock, when issued pursuant to the stock purchase contracts, is expected to pay quarterly dividends equal to the greater of three-month LIBOR plus 1.02 percent or 3.50 percent. In connection with this transaction, the Company also entered into a replacement capital covenant which restricts the Company’s rights to repurchase the ITS and to redeem or repurchase the Series A Preferred Stock.

The following table is a summary of the Debentures included in long-term debt as of December 31, 2007:

		Securities	Debentures				Earliest
Issuance Trust (Dollars in Millions)	Issuance Date	Amount	Amount	Rate Type	Rate	Maturity Date	Redemption Date

Retail
USB Capital XII	February 2007	$535	$536	Fixed	6.30	February 2067	February 15, 2012
USB Capital XI	August 2006	765	766	Fixed	6.60	September 2066	September 15, 2011
USB Capital X	April 2006	500	501	Fixed	6.50	April 2066	April 12, 2011
USB Capital VIII	December 2005	375	387	Fixed	6.35	December 2065	December 29, 2010
USB Capital VII	August 2005	300	309	Fixed	5.88	August 2035	August 15, 2010
USB Capital VI	March 2005	275	284	Fixed	5.75	March 2035	March 9, 2010
Vail Banks Statutory Trust II	March 2001	7	7	Fixed	10.18	June 2031	June 8, 2011
Vail Banks Statutory Trust I	February 2001	17	17	Fixed	10.20	February 2031	February 22, 2011
Institutional
USB Capital IX	March 2006	1,250	1,251	Fixed	5.54	April 2042	April 15, 2015

Total		$4,024	$4,058

U.S. BANCORP  89

Note 14    SHAREHOLDERS’ EQUITY

At December 31, 2007 and 2006, the Company had authority to issue 4 billion shares of common stock and 50 million shares of preferred stock. The Company had 1,728 million and 1,765 million shares of common stock outstanding at December 31, 2007 and 2006, respectively, and had 482 million shares reserved for future issuances, primarily under stock option plans and shares that may be issued in connection with the Company’s convertible senior debentures, at December 31, 2007. At December 31, 2007, the Company had 40,000 shares of preferred stock outstanding.
On March 27, 2006, the Company issued depositary shares representing an ownership interest in 40,000 shares of Series B Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series B Preferred Stock”). The Series B Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends on the Series B Preferred Stock, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to the greater of three-month LIBOR plus .60 percent, or 3.50 percent. On April 15, 2011, or thereafter, the Series B Preferred Stock is redeemable at the Company’s option, subject to the prior approval of the Federal Reserve Board, at a redemption price equal to $25,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends. In connection with the issuance of the Series B Preferred Stock, the Company also entered into a replacement capital covenant, which restricts the Company’s rights to redeem or repurchase the Series B Preferred Stock. Except in certain limited circumstances, the Series B Preferred Stock will not have any voting rights.
The Company has a preferred share purchase rights plan intended to preserve the long-term value of the Company by discouraging a hostile takeover of the Company. Under the plan, each share of common stock carries a right to purchase one one-thousandth of a share of preferred stock. The rights become exercisable in certain limited circumstances involving a potential business combination transaction or an acquisition of shares of the Company and are exercisable at a price of $100 per right, subject to adjustment. Following certain other events, each right entitles its holder to purchase for $100 an amount of common stock of the Company, or, in certain circumstances, securities of the acquirer, having a then-current market value of twice the exercise price of the right. The dilutive effect of the rights on the acquiring company is intended to encourage it to negotiate with the Company’s Board of Directors prior to attempting a takeover. If the Board of Directors believes a proposed acquisition is in the best interests of the Company and its shareholders, the Board may amend the plan or redeem the rights for a nominal amount in order to permit the acquisition to be completed without interference from the plan. Until a right is exercised, the holder of a right has no rights as a shareholder of the Company. The rights expire on February 27, 2011.
On December 21, 2004, the Board of Directors approved an authorization to repurchase 150 million shares of outstanding common stock during the following 24 months. In 2005, all share repurchases were made under this plan. On August 3, 2006, the Board of Directors approved an authorization to repurchase 150 million shares of outstanding common stock through December 31, 2008. This new authorization replaced the December 21, 2004, repurchase program. During 2006, the Company repurchased 62 million shares of common stock under the 2004 authorization and 28 million shares under the 2006 authorization. During 2007, all share repurchases were made under the 2006 authorization.

The following table summarizes the Company’s common stock repurchased in each of the last three years:

(Dollars and Shares in Millions)	Shares	Value

2007	58	$2,011
2006	90	2,817
2005	62	1,807

90  U.S. BANCORP

Shareholders’ equity is affected by transactions and valuations of asset and liability positions that require adjustments to Accumulated Other Comprehensive Income. The reconciliation of the transactions affecting Accumulated Other Comprehensive Income included in shareholders’ equity for the years ended December 31, is as follows:

	Transactions			Balances
(Dollars in Millions)	Pre-tax	Tax-effect	Net-of-tax	Net-of-Tax

2007
Unrealized loss on securities available-for-sale	$(482)	$183	$(299)	$(659)
Unrealized loss on derivatives	(299)	115	(184)	(191)
Foreign currency translation	8	(3)	5	(6)
Realized loss on derivatives	–	–	–	(28)
Reclassification for realized losses	96	(38)	58	–
Change in retirement obligation	352	(132)	220	(52)

Total	$(325)	$125	$(200)	$(936)

2006
Unrealized gain on securities available-for-sale	$67	$(25)	$42	$(370)
Unrealized gain on derivatives	35	(14)	21	(6)
Foreign currency translation	(30)	11	(19)	(12)
Realized loss on derivatives	(199)	75	(124)	(77)
Reclassification for realized losses	33	(12)	21	–
Change in retirement obligation	(398)	150	(248)	(271)

Total	$(492)	$185	$(307)	$(736)

2005
Unrealized loss on securities available-for-sale	$(539)	$205	$(334)	$(402)
Unrealized loss on derivatives	(58)	22	(36)	(27)
Foreign currency translation	3	(1)	2	7
Realized loss on derivatives	(74)	28	(46)	16
Reclassification for realized losses	39	(15)	24	–
Minimum pension liability	(38)	15	(23)	(23)

Total	$(667)	$254	$(413)	$(429)

Regulatory Capital The measures used to assess capital include the capital ratios established by bank regulatory agencies, including the specific ratios for the “well capitalized” designation. Capital adequacy for the Company and its banking subsidiaries is measured based on two risk-based measures, Tier 1 and total risk-based capital. Tier 1 capital is considered core capital and includes common shareholders’ equity plus qualifying preferred stock, trust preferred securities and minority interests in consolidated subsidiaries (included in other liabilities and subject to certain limitations), and is adjusted for the aggregate impact of certain items included in other comprehensive income. Total risk-based capital includes Tier 1 capital and other items such as subordinated debt and the allowance for credit losses. Both measures are stated as a percentage of risk-weighted assets, which are measured based on their perceived credit risk and include certain off-balance sheet exposures, such as unfunded loan commitments, letters of credit, and derivative contracts. The Company is also subject to a leverage ratio requirement, a non risk-based asset ratio, which is defined as Tier 1 capital as a percentage of average assets, adjusted for goodwill and other non-qualifying intangibles and other assets.

The following table provides the components of the Company’s regulatory capital:

	December 31
(Dollars in Millions)	2007	2006

Tier 1 Capital
Common shareholders’ equity	$20,046	$20,197
Qualifying preferred stock	1,000	1,000
Qualifying trust preferred securities	4,024	3,639
Minority interests	695	694
Less intangible assets
Goodwill	(7,534)	(7,423)
Other disallowed intangible assets	(1,421)	(1,640)
Other (a)	729	569

Total Tier 1 Capital	17,539	17,036
Tier 2 Capital
Allowance for credit losses	2,260	2,256
Eligible subordinated debt	6,126	5,199
Other	–	4

Total Tier 2 capital	8,386	7,459

Total Risk Based Capital	$25,925	$24,495

Risk-Weighted Assets	$212,592	$194,659

(a)	Includes the impact of items included in other comprehensive income, such as unrealized gains/(losses) on available-for-sale securities, accumulated net gains on cash flow hedges, pension liability adjustments, etc.

U.S. BANCORP  91

Minority interests principally represent preferred stock of consolidated subsidiaries. During 2006, the Company’s primary banking subsidiary formed USB Realty Corp., a real estate investment trust, for the purpose of issuing 5,000 shares of Fixed-to-Floating Rate Exchangeable Non-cumulative Perpetual Series A Preferred Stock with a liquidation preference of $100,000 per share (“Series A Preferred Securities”) to third party investors, and investing the proceeds in certain assets, consisting predominately of mortgage-backed securities from the Company. Dividends on the Series A Preferred Securities, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum of 6.091 percent from December 22, 2006 to, but excluding, January 15, 2012. After January 15, 2012, the rate will be equal to three-month LIBOR for the related dividend period plus 1.147 percent. If USB Realty Corp. has not declared a dividend on the Series A Preferred Securities before the dividend payment date for any dividend period, such dividend shall not be cumulative and shall cease to accrue and be payable, and USB Realty Corp. will have no obligation to pay dividends accrued for such dividend period, whether or not dividends on the Series A Preferred Securities are declared for any future dividend period.
The Series A Preferred Securities will be redeemable, in whole or in part, at the option of USB Realty Corp. on the dividend payment date occurring in January 2012 and each fifth anniversary thereafter, or in whole but not in part, at the option of USB Realty Corp. on any dividend date before or after January 2012 that is not a five-year date. Any redemption will be subject to the approval of the Office of the Comptroller of the Currency.
For a summary of the regulatory capital requirements and the actual ratios as of December 31, 2007 and 2006, for the Company and its bank subsidiaries, see Table 21 included in Management’s Discussion and Analysis, which is incorporated by reference into these Notes to Consolidated Financial Statements.

Note 15    EARNINGS PER SHARE

The components of earnings per share were:

(Dollars and Shares in Millions, Except Per Share Data)	2007	2006	2005

Net income	$4,324	$4,751	$4,489
Preferred dividends	(60)	(48)	–

Net income applicable to common equity	$4,264	$4,703	$4,489

Average common shares outstanding	1,735	1,778	1,831
Net effect of the exercise and assumed purchase of stock awards and conversion of outstanding convertible notes	23	26	26

Average diluted common shares outstanding	1,758	1,804	1,857

Earnings per common share	$2.46	$2.64	$2.45
Diluted earnings per common share	$2.43	$2.61	$2.42

For the years ended December 31, 2007, 2006 and 2005, options to purchase 13 million, 1 million and 16 million shares, respectively, were outstanding but not included in the computation of diluted earnings per share because they were antidilutive. Convertible senior debentures that could potentially be converted into shares of the Company’s common stock pursuant to a specified formula, were not included in the computation of diluted earnings per share to the extent the conversions were antidilutive.

Note 16    EMPLOYEE BENEFITS

Employee Investment Plan The Company has a defined contribution retirement savings plan which allows qualified employees to make contributions up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested, at the employees’ direction, among a variety of investment alternatives. Employee contributions are 100 percent matched by the Company, up to four percent of an employee’s eligible annual compensation. The Company’s matching contribution vests immediately. Although the matching contribution is initially invested in the Company’s common stock, an employee can reinvest the matching contributions among various investment alternatives. Total expense was $62 million, $58 million and $53 million in 2007, 2006 and 2005, respectively.

Pension Plans Pension benefits are provided to substantially all employees based on years of service, multiplied by a percentage of their final average pay. Employees become vested upon completing five years of vesting service. In

92  U.S. BANCORP

addition, two cash balance pension benefit plans exist and only investment or interest credits continue to be credited to participants’ accounts. Plan assets consist of various equities, equity mutual funds and other miscellaneous assets.
In general, the Company’s pension plans’ objectives include maintaining a funded status sufficient to meet participant benefit obligations over time while reducing long-term funding requirements and pension costs. The Company has an established process for evaluating all the plans, their performance and significant plan assumptions, including the assumed discount rate and the long-term rate of return (“LTROR”). Annually, the Company’s Compensation Committee (“the Committee”), assisted by outside consultants, evaluates plan objectives, funding policies and plan investment policies considering its long-term investment time horizon and asset allocation strategies. The process also evaluates significant plan assumptions. Although plan assumptions are established annually, the Company may update its analysis on an interim basis in order to be responsive to significant events that occur during the year, such as plan mergers and amendments.
In addition to the funded qualified pension plans, the Company maintains non-qualified plans that are unfunded and the aggregate accumulated benefit obligation exceeds the assets. The assumptions used in computing the present value of the accumulated benefit obligation, the projected benefit obligation and net pension expense are substantially consistent with those assumptions used for the funded qualified plans.

Funding Practices The Company’s funding policy is to contribute amounts to its plans sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company determines to be appropriate. There were no minimum funding requirements in 2007 or 2006, and the Company anticipates no minimum funding requirement in 2008. Any contributions made to the plans are invested in accordance with established investment policies and asset allocation strategies.

Investment Policies and Asset Allocation In establishing its investment policies and asset allocation strategies, the Company considers expected returns and the volatility associated with different strategies. The independent consultant performs modeling that projects numerous outcomes using a broad range of possible scenarios, including a mix of possible rates of inflation and economic growth. Starting with current economic information, the model bases its projections on past relationships between inflation, fixed income rates and equity returns when these types of economic conditions have existed over the previous 30 years, both in the U.S. and in foreign countries.
Generally, based on historical performance of the various investment asset classes, investments in equities have outperformed other investment classes but are subject to higher volatility. While an asset allocation including bonds and other assets generally has lower volatility and may provide protection in a declining interest rate environment, it limits the pension plan’s long-term up-side potential. Given the pension plans’ investment horizon and the financial viability of the Company to meet its funding objectives, the Committee has determined that an asset allocation strategy investing in 100 percent equities diversified among various domestic equity categories and international equities is appropriate. At December 31, 2007 and 2006, plan assets of the qualified retirement plans included mutual funds that have asset management arrangements with related parties totaling $1.3 billion and $1.2 billion, respectively.

The following table, which is unaudited, except for the actual asset allocations at December 31, 2007 and 2006, provides a summary of asset allocations adopted by the Company compared with a typical asset allocation alternative:

							2008
	Asset Allocation						Expected Returns
		December 2007			December 2006

	Typical							Standard
Asset Class	Asset Mix	Actual	Target		Actual	Target	Compound	Deviation

Domestic Equities
Large Cap	32%	55%	55%		55%	55%	9.0%	16.0%
Mid Cap	10	17	19		16	19	10.0	21.0
Small Cap	5	5	6		6	6	10.0	21.0
International Equities	15	20	20		19	20	9.0	19.0
Fixed Income	32	–	–		–	–
Alternative Investments	6	2	–		2	–
Other	–	1	–		2	–

Total Mix Or Weighted Rates	100%	100%	100%		100%	100%	9.5	16.5

LTROR assumed	7.9%		8.9	% (a)		8.9%
Standard deviation	10.8%		16.5%			16.0%

(a)	The LTROR assumed for the target asset allocation strategy of 8.9 percent is based on a range of estimates evaluated by the Company which were centered around the compound expected return of 9.5 percent reduced for estimated asset management and administrative fees.

U.S. BANCORP  93

In accordance with its existing practices, the independent pension consultant utilized by the Company updated the analysis of expected rates of return and evaluated peer group data, market conditions and other factors relevant to determining the LTROR assumptions for pension costs for 2007 and 2006. The analysis performed indicated that the LTROR assumption of 8.9 percent, used in both 2007 and 2006, continued to be in line with expected returns based on current economic conditions and the Company expects to continue using this LTROR in 2008. Regardless of the extent of the Company’s analysis of alternative asset allocation strategies, economic scenarios and possible outcomes, plan assumptions developed for the LTROR are subject to imprecision and changes in economic factors. As a result of the modeling imprecision and uncertainty, the Company considers a range of potential expected rates of return, economic conditions for several scenarios, historical performance relative to assumed rates of return and asset allocation and LTROR information for a peer group in establishing its assumptions.

Postretirement Medical Plan In addition to providing pension benefits, the Company provides health care and death benefits to certain retired employees through a retiree medical program. Generally, all active employees may become eligible for retiree health care benefits by meeting defined age and service requirements. The Company may also subsidize the cost of coverage for employees meeting certain age and service requirements. The medical plan contains other cost-sharing features such as deductibles and coinsurance. The estimated cost of these retiree benefit payments is accrued during the employees’ active service.

The Company uses a measurement date of September 30 for its retirement plans. The following table summarizes benefit obligation and plan asset activity for the retirement plans:

	Pension Plans		Postretirement Medical Plan
(Dollars in Millions)	2007	2006	2007	2006
Projected Benefit Obligation
Benefit obligation at beginning of measurement period	$2,127	$2,147	$238	$245
Service cost	70	70	6	5
Interest cost	126	118	14	13
Plan participants’ contributions	–	–	15	17
Actuarial (gain) loss	12	(84)	(34)	(9)
Benefit payments	(122)	(124)	(35)	(35)
Acquisitions and other	12	–	2	2

Benefit obligation at end of measurement period (a)	$2,225	$2,127	$206	$238

Fair Value Of Plan Assets
Fair value at beginning of measurement period	$2,578	$2,419	$183	$39
Actual return on plan assets	468	260	9	7
Employer contributions	19	23	5	155
Plan participants’ contributions	–	–	15	17
Benefit payments	(122)	(124)	(35)	(35)

Fair value at end of measurement period	$2,943	$2,578	$177	$183

Funded Status
Funded status at end of measurement period	$718	$451	$(29)	$(55)
Fourth quarter contribution	5	4	–	–

Recognized amount	$723	$455	$(29)	$(55)

Components Of The Consolidated Balance Sheet
Noncurrent benefit asset	$992	$704	$–	$–
Current benefit liability	(21)	(13)	–	–
Noncurrent benefit liability	(248)	(236)	(29)	(55)

Recognized amount	$723	$455	$(29)	$(55)

Accumulated Other Comprehensive Income
Net actuarial (gain) loss	$159	$480	$(50)	$(13)
Prior service (credit) cost	(26)	(32)	(4)	(4)
Transition (asset) obligation	–	–	4	4

Recognized amount	133	448	(50)	(13)
Deferred tax asset (liability)	50	169	(19)	(5)

Net impact on other comprehensive income	$83	$279	$(31)	$(8)

(a)	At December 31, 2007 and 2006, the accumulated benefit obligation for all qualified pension plans was $1.8 billion.

The following table provides information for pension plans with benefit obligations in excess of plan assets:

(Dollars in Millions)	2007	2006

Projected benefit obligation	$274	$249
Accumulated benefit obligation	265	248
Fair value of plan assets	–	–

94  U.S. BANCORP

The following table sets forth the components of net periodic benefit cost and other amounts recognized in accumulated other comprehensive income for the retirement plans:

	Pension Plans			Postretirement Medical Plan
(Dollars in Millions)	2007	2006	2005	2007	2006	2005
Components Of Net Periodic Benefit Cost
Service cost	$70	$70	$63	$6	$5	$5
Interest cost	126	118	112	14	13	16
Expected return on plan assets	(199)	(191)	(194)	(6)	(1)	(1)
Prior service (credit) cost and transition (asset) obligation amortization	(6)	(6)	(6)	–	–	–
Actuarial (gain) loss amortization	63	90	58	–	–	–

Net periodic benefit cost	$54	$81	$33	$14	$17	$20

Other Changes In Plan Assets And Benefit Obligations Recognized In Accumulated Other Comprehensive Income
Current year actuarial (gain) loss	$(258)	$(154)	$–	$(37)	$(15)	$–
Actuarial (gain) loss amortization	(63)	(90)	–	–	–	–
Prior service (credit) cost and transition (asset) obligation amortization	6	6	–	–	–	–

Total recognized in accumulated other comprehensive income	$(315)	$(238)	$–	$(37)	$(15)	$–

Total recognized in net periodic benefit cost and accumulated other comprehensive income (a)(b)	$(261)	$(157)	$33	$(23)	$2	$20

(a)	The estimated net loss and prior service credit for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2008 are $32 million and $(6) million, respectively.
(b)	The estimated net gain for the postretirement medical plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2008 is $4 million.

The following table sets forth weighted average assumptions used to determine end of year obligations:

	Pension Plans		Postretirement Medical Plan
(Dollars in Millions)	2007	2006	2007	2006
Discount rate(a)	6.3%	6.0%	6.1%	6.0%
Rate of compensation increase, determined on a liability weighted basis	3.2	2.2	*	*

Health care cost trend rate(b)
Prior to age 65			8.0%	8.0%
After age 65			9.0	10.0
Effect on accumulated postretirement benefit obligation
One percent increase			$12	$15
One percent decrease			(11)	(13)

(a)	For 2007, the discount rate was developed using Towers Perrin’s cash flow matching bond model with a modified duration for the pension plans and postretirement medical plan of 12.5 and 7.9 years, respectively. For 2006, the discount rate was developed using Towers Perrin’s cash flow matching bond model with a modified duration of 12.6 years for all employee benefit plans.
(b)	The pre-65 and post-65 rates are assumed to decrease gradually to 5.5 percent by 2012 and 6.0 percent by 2013, respectively, and remain at these levels thereafter.
*	Not applicable

The following table sets forth weighted average assumptions used to determine net periodic benefit cost:

	Pension Plans			Postretirement Medical Plan
(Dollars in Millions)	2007	2006	2005	2007	2006	2005
Discount rate	6.0%	5.7%	6.0%	6.0%	5.7%	6.0%
Expected return on plan assets	8.9	8.9	8.9	3.5	3.5	3.5
Rate of compensation increase	3.5	3.5	3.5	*	*	*

Health care cost trend rate(a)
Prior to age 65				8.0%	9.0%	10.0%
After age 65				10.0	11.0	12.0
Effect on total of service cost and interest cost
One percent increase				$1	$1	$1
One percent decrease				(1)	(1)	(1)

(a)	The pre-65 and post-65 rates are assumed to decrease gradually to 5.5 percent and 6.0 percent, respectively, by 2012 and remain at these levels thereafter.
*	Not applicable.

U.S. BANCORP  95

In 2008, the Company expects to contribute $21 million to its non-qualified pension plans and to make no contributions to its postretirement medical plan.

The following benefit payments are expected to be paid from the retirement plans:

		Postretirement
(Dollars in Millions)	Pension Plans	Medical Plan (a)
Estimated Future Benefit Payments
2008	$147	$18
2009	132	19
2010	134	19
2011	139	19
2012	141	20
2013 – 2017	771	106

(a)	Net of participant contributions.

Federal subsidies expected to be received by the postretirement medical plan are not significant to the Company.

Note 17    STOCK-BASED COMPENSATION

As part of its employee and director compensation programs, the Company may grant certain stock awards under the provisions of the existing stock compensation plans, including plans assumed in acquisitions. The plans provide for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant. Option grants are generally exercisable up to ten years from the date of grant. In addition, the plans provide for grants of shares of common stock or stock units that are subject to restriction on transfer prior to vesting. Most stock awards vest over three to five years and are subject to forfeiture if certain vesting requirements are not met. Stock incentive plans of acquired companies are generally terminated at the merger closing dates. Option holders under such plans receive the Company’s common stock, or options to buy the Company’s stock, based on the conversion terms of the various merger agreements. The historical stock award information presented below has been restated to reflect the options originally granted under acquired companies’ plans. At December 31, 2007, there were 68 million shares (subject to adjustment for forfeitures) available for grant under various plans.

STOCK OPTIONS AWARDS

The following is a summary of stock options outstanding and exercised under various stock options plans of the Company:

			Weighted-
			Average
		Weighted-	Remaining	Aggregate
	Stock	Average	Contractual	Intrinsic Value
Year Ended December 31	Options/Shares	Exercise Price	Term	(in millions)

2007
Number outstanding at beginning of period	97,052,221	$25.42
Granted	13,810,737	35.81
Exercised	(17,595,906)	23.66
Cancelled (a)	(2,055,588)	30.59

Number outstanding at end of period (b)	91,211,464	$27.22	4.9	$413
Exercisable at end of period	62,701,270	$24.82	3.5	$434
2006
Number outstanding at beginning of period	125,983,461	$24.38
Granted	12,464,197	30.16
Exercised	(38,848,953)	23.39
Cancelled (a)	(2,546,484)	28.09

Number outstanding at end of period (b)	97,052,221	$25.42	5.1	$1,045
Exercisable at end of period	71,747,675	$24.01	4.0	$874
2005
Number outstanding at beginning of period	134,727,285	$23.41
Granted	12,489,062	30.14
Exercised	(17,719,565)	20.96
Cancelled (a)	(3,513,321)	25.07

Number outstanding at end of period (b)	125,983,461	$24.38	5.0	$694
Exercisable at end of period	100,110,188	$23.64	4.3	$626

(a)	Options cancelled includes both non-vested (i.e., forfeitures) and vested options.
(b)	Outstanding options include stock-based awards that may be forfeited in future periods, however the impact of the estimated forfeitures is reflected in compensation expense.

96  U.S. BANCORP

Stock-based compensation expense is based on the estimated fair value of the award at the date of grant or modification. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model, requiring the use of subjective assumptions. Because employee stock options have characteristics that differ from those of traded options, including vesting provisions and trading limitations that impact their liquidity, the determined value used to measure compensation expense may vary from their actual fair value. The following table includes the weighted average estimated fair value and assumptions utilized by the Company for newly issued grants:

	2007	2006	2005

Estimated fair value	$5.38	$6.26	$6.65
Risk-free interest rates	4.7%	4.3%	3.6%
Dividend yield	4.3%	4.0%	3.5%
Stock volatility factor	.20	.28	.29
Expected life of options (in years)	5.0	5.4	5.4

Expected stock volatility is based on several factors including the historical volatility of the Company’s stock, implied volatility determined from traded options and other factors. The Company uses historical data to estimate option exercises and employee terminations to estimate the expected life of options. The risk-free interest rate for the expected life of the options is based on the U.S. Treasury yield curve in effect on the date of grant. The expected dividend yield is based on the Company’s expected dividend yield over the life of the options.
The aggregate fair value of option shares vested was $61 million and $81 million for 2007 and 2006, respectively. The intrinsic value of options exercised was $192 million, $346 million and $161 million for 2007, 2006 and 2005, respectively.
Cash received from option exercises under all share-based payment arrangements was $400 million, $885 million and $367 million for 2007, 2006 and 2005, respectively. The tax benefit realized for the tax deductions from option exercises of the share-based payment arrangements totaled $73 million, $131 million and $60 million for 2007, 2006 and 2005, respectively. To satisfy option exercises, the Company predominantly uses treasury stock.

Additional information regarding stock options outstanding as of December 31, 2007, is as follows:

	Options Outstanding			Exercisable Options
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Range of Exercise Prices	Shares	Life (Years)	Price	Shares	Price
$ 9.89 – $15.00	204,105	2.7	$13.00	204,105	$13.00
$15.01 – $20.00	9,785,014	3.3	18.86	9,667,620	18.86
$20.01 – $25.00	25,079,176	3.5	22.16	24,994,894	22.16
$25.01 – $30.00	32,130,581	4.4	29.13	21,915,735	28.91
$30.01 – $35.00	12,168,727	6.6	30.92	5,666,996	30.77
$35.01 – $36.90	11,843,861	8.9	36.06	251,920	36.00

	91,211,464	4.9	$27.22	62,701,270	$24.82

RESTRICTED STOCK AWARDS

A summary of the status of the Company’s restricted shares of stock is presented below:

	2007		2006		2005
		Weighted-		Weighted-		Weighted-
		Average Grant-		Average Grant-		Average Grant-
Year Ended December 31	Shares	Date Fair Value	Shares	Date Fair Value	Shares	Date Fair Value
Nonvested Shares
Number outstanding at beginning of period	2,919,901	$27.32	2,644,171	$26.73	2,265,625	$25.06
Granted	952,878	35.69	1,040,201	30.22	1,024,622	30.03
Vested	(1,292,748)	25.31	(493,730)	28.91	(481,323)	25.58
Cancelled	(211,946)	31.05	(270,741)	29.75	(164,753)	27.60

Number outstanding at end of period	2,368,085	$31.45	2,919,901	$27.32	2,644,171	$26.73

U.S. BANCORP  97

The total fair value of shares vested was $45 million, $15 million, and $15 million for 2007, 2006 and 2005, respectively.
Stock-based compensation expense was $77 million, $101 million and $132 million for 2007, 2006 and 2005, respectively. At the time employee stock options expire, are exercised or cancelled, the Company determines the tax benefit associated with the stock award and under certain circumstances may be required to recognize an adjustment to tax expense. On an after-tax basis, stock-based compensation was $48 million, $64 million and $83 million for 2007, 2006, and 2005, respectively. As of December 31, 2007, there was $118 million of total unrecognized compensation cost related to nonvested share-based arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 3 years as compensation.

Note 18    INCOME TAXES

The components of income tax expense were:

(Dollars in Millions)	2007	2006	2005

Federal
Current	$1,732	$1,817	$2,107
Deferred	(95)	1	(281)

Federal income tax	1,637	1,818	1,826
State
Current	248	298	276
Deferred	(2)	(4)	(20)

State income tax	246	294	256

Total income tax provision	$1,883	$2,112	$2,082

A reconciliation of expected income tax expense at the federal statutory rate of 35 percent to the Company’s applicable income tax expense follows:

(Dollars in Millions)	2007	2006	2005

Tax at statutory rate (35 percent)	$2,173	$2,402	$2,300
State income tax, at statutory rates, net of federal tax benefit	160	191	166
Tax effect of
Tax credits	(220)	(212)	(184)
Tax-exempt income	(130)	(91)	(70)
Resolution of federal and state income tax examinations	(57)	(83)	(94)
Other items	(43)	(95)	(36)

Applicable income taxes	$1,883	$2,112	$2,082

The tax effects of fair value adjustments on securities available-for-sale, derivative instruments in cash flow hedges and certain tax benefits related to stock options are recorded directly to shareholders’ equity as part of other comprehensive income.
In preparing its tax returns, the Company is required to interpret complex tax laws and regulations and utilize income and cost allocation methods to determine its taxable income. On an ongoing basis, the Company is subject to examinations by federal, state and local government taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed and matters are resolved. Included in each of the last three years were reductions in income tax expense and associated liabilities related to the resolution of various federal and state income tax examinations. The federal income tax examination resolutions cover substantially all of the Company’s legal entities for the years through 2004. The Company also resolved several state income tax examinations which cover varying years from 1998 through 2005 in different states. The resolution of these cycles was the result of negotiations held between the Company and representatives of various taxing authorities throughout the examinations. During 2007, the Internal Revenue Service commenced examination of the Company’s tax returns for the years ended December 31, 2005 and 2006. The years open to examination by state and local government authorities vary by jurisdiction.

98  U.S. BANCORP

Effective January 1, 2007, the Company adopted the provisions of FIN 48. The adoption of FIN 48 did not result in a cumulative-effect accounting adjustment for the Company. The Company classifies interest and penalties related to unrecognized tax positions as a component of income tax expense. At January 1, 2007, the Company’s total amount of unrecognized tax positions were $364 million, of which $237 million related to unrecognized tax positions that if recognized, would affect the effective tax rate. In addition, the amount accrued for the payment of interest on unrecognized tax positions was $22 million.

A reconciliation of the change in the federal, state and foreign unrecognized tax positions balance from January 1, 2007 to December 31, 2007 follows:

(Dollars in Millions)

Balance at January 1, 2007	$364
Additions	21
Exam resolutions	(49)
Statute expirations	(40)

Balance at December 31, 2007	$296

The total amount of unrecognized tax positions that, if recognized would impact the effective income tax rate as of December 31, 2007, was $192 million. During the year ended December 31, 2007, the Company recognized approximately $13 million in interest and had approximately $35 million accrued for the payment of interest at December 31, 2007.
The Company completed its analysis of uncertain tax positions as of December 31, 2007. While certain examinations may be concluded, statutes may lapse or other developments may occur. The Company does not believe that a significant increase or decrease in the uncertain tax positions will occur over the next twelve months.
Deferred income tax assets and liabilities reflect the tax effect of estimated temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The significant components of the Company’s net deferred tax liability as of December 31 were:

(Dollars in Millions)	2007	2006

Deferred Tax Assets
Allowance for credit losses	$879	$871
Securities available-for-sale and financial instruments	538	278
Stock compensation	232	255
Other investment basis differences	184	95
Accrued expenses	111	135
Accrued severance, pension and retirement benefits	67	68
Federal, state and foreign net operating loss carryforwards	66	66
Other deferred tax assets, net	25	10

Gross deferred tax assets	2,102	1,778
Deferred Tax Liabilities
Leasing activities	(2,139)	(2,327)
Pension and postretirement benefits	(392)	(167)
Mortgage servicing rights	(390)	(290)
Loans	(80)	(48)
Deferred fees	(59)	(81)
Intangible asset basis	(20)	(29)
Accelerated depreciation	(9)	(13)
Other deferred tax liabilities, net	(226)	(240)

Gross deferred tax liabilities	(3,315)	(3,195)
Valuation allowance	(66)	(66)

Net Deferred Tax Liability	$(1,279)	$(1,483)

The Company has established a valuation allowance to offset deferred tax assets related to federal, state and foreign net operating loss carryforwards which are subject to various limitations under the respective income tax laws and some of which may expire unused. The Company has approximately $413 million of federal, state and foreign net operating loss carryforwards which expire at various times through 2024.
Certain events covered by Internal Revenue Code section 593(e), which was not repealed, will trigger a

U.S. BANCORP  99

recapture of base year reserves of acquired thrift institutions. The base year reserves of acquired thrift institutions would be recaptured if an entity ceases to qualify as a bank for federal income tax purposes. The base year reserves of thrift institutions also remain subject to income tax penalty provisions that, in general, require recapture upon certain stock redemptions of, and excess distributions to, stockholders. At December 31, 2007, retained earnings included approximately $102 million of base year reserves for which no deferred federal income tax liability has been recognized.

Note 19    DERIVATIVE INSTRUMENTS

In the ordinary course of business, the Company enters into derivative transactions to manage its interest rate, prepayment, credit, price and foreign currency risks and to accommodate the business requirements of its customers. The Company does not enter into derivative transactions for speculative purposes. Refer to Note 1 “Significant Accounting Policies” in the Notes to Consolidated Financial Statements for a discussion of the Company’s accounting policies for derivative instruments. For information related to derivative positions held for asset and liability management purposes and customer-related derivative positions, see Table 18 “Derivative Positions,” included in Management’s Discussion and Analysis, which is incorporated by reference in these Notes to Consolidated Financial Statements.

ASSET AND LIABILITY MANAGEMENT POSITIONS

Cash Flow Hedges The Company has $16.0 billion of designated cash flow hedges at December 31, 2007. These derivatives are interest rate swaps that are hedges of the forecasted cash flows from the underlying variable-rate debt. All cash flow hedges are highly effective for the year ended December 31, 2007, and the change in fair value attributed to hedge ineffectiveness was not material.
At December 31, 2007 and 2006, accumulated other comprehensive income included a deferred after-tax net loss of $219 million and $83 million, respectively, related to cash flow hedges. The unrealized loss will be reflected in earnings when the related cash flows or hedged transactions occur and will offset the related performance of the hedged items. The occurrence of these related cash flows and hedged transactions remains probable. The estimated amount of after-tax loss to be reclassified from accumulated other comprehensive income into earnings during 2008 is $106 million. This includes gains related to hedges that were terminated early and the forecasted transactions are still probable.

Fair Value Hedges The Company may use derivatives that are primarily interest rate swaps that hedge the change in fair value related to interest rate changes of underlying fixed-rate debt, junior subordinated debentures and deposit obligations. In addition, the Company may use forward commitments to sell residential mortgage loans to hedge its interest rate risk related to residential mortgage loans held for sale. The Company commits to sell the loans at specified prices in a future period, typically within 90 days, and is exposed to interest rate risk during the period between issuing a loan commitment and the sale of the loan into the secondary market.
The Company has $7.3 billion of designated fair value hedges at December 31, 2007. All fair value hedges are considered highly effective for the year ended December 31, 2007. The change in fair value attributed to hedge ineffectiveness was a loss of $7 million for the year ended December 31, 2007.

Net Investment Hedges The Company enters into derivatives to protect its net investment in certain foreign operations. The Company uses forward commitments to sell specified amounts of certain foreign currencies and foreign denominated debt to hedge its capital volatility risk associated with fluctuations in foreign currency exchange rates. The net amount of gains or losses included in the cumulative translation adjustment for 2007 was not significant.

Other Derivative Positions The Company has derivative positions that are used for interest rate risk and other risk management purposes but are not designated as cash flow hedges or fair value hedges in accordance with the provisions of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.”
At December 31, 2007, the Company had $2.8 billion of forward commitments to sell residential mortgage loans to hedge the Company’s interest rate risk related to $3.7 billion of unfunded residential mortgage loan commitments. Gains and losses on mortgage banking derivatives and the unfunded loan commitments are included in mortgage banking revenue on the statement of income. At December 31, 2007, the Company also held U.S. Treasury futures, options on U.S. Treasury futures contracts, forward commitments to buy residential mortgage loans and interest rate swaps to economically hedge the change in fair value of its residential MSRs.

CUSTOMER-RELATED POSITIONS

The Company acts as a seller and buyer of interest rate contracts and foreign exchange rate contracts on behalf of customers. At December 31, 2007, the Company had $40.9 billion of aggregate customer derivative positions, including $33.4 billion of interest rate swaps, caps and

100  U.S. BANCORP

floors, and $7.5 billion of foreign exchange rate contracts. The Company minimizes its market and liquidity risks by taking similar offsetting positions. Gains or losses on customer-related transactions were not significant for the year ended December 31, 2007.

Note 20    FAIR VALUES OF FINANCIAL INSTRUMENTS

Due to the nature of its business and its customers’ needs, the Company offers a large number of financial instruments, most of which are not actively traded. When market quotes are unavailable, valuation techniques, including discounted cash flow calculations and pricing models or services, are used. The Company also uses various aggregation methods and assumptions, such as the discount rate and cash flow timing and amounts. As a result, the fair value estimates can neither be substantiated by independent market comparisons, nor realized by the immediate sale or settlement of the financial instrument. Also, the estimates reflect a point in time and could change significantly based on changes in economic factors, such as interest rates. Furthermore, the disclosure of certain financial and nonfinancial assets and liabilities is not required. Finally, the fair value disclosure is not intended to estimate a market value of the Company as a whole. A summary of the Company’s valuation techniques and assumptions follows.

Cash and Cash Equivalents The carrying value of cash, amounts due from banks, federal funds sold and securities purchased under resale agreements was assumed to approximate fair value.

Securities Investment securities were valued using available market quotes. In some instances, for securities that are not widely traded, market quotes for comparable securities were used.

Loans The loan portfolio includes adjustable and fixed-rate loans, the fair value of which was estimated using discounted cash flow analyses and other valuation techniques. To calculate discounted cash flows, the loans were aggregated into pools of similar types and expected repayment terms. The expected cash flows of loans considered historical prepayment experiences and estimated credit losses for nonperforming loans and were discounted using current rates offered to borrowers of similar credit characteristics. The fair value of adjustable rate loans is assumed to be equal to their par value.

Deposit Liabilities The fair value of demand deposits, savings accounts and certain money market deposits is equal to the amount payable on demand at year-end. The fair value of fixed-rate certificates of deposit was estimated by discounting the contractual cash flow using the discount rates implied by high-grade corporate bond yield curves.

Short-term Borrowings Federal funds purchased, securities sold under agreements to repurchase, commercial paper and other short-term funds borrowed have floating rates or short-term maturities. Their par value is assumed to approximate their fair value.

Long-term Debt The estimated fair value of medium-term notes, bank notes, and subordinated debt was determined by using discounted cash flow analysis based on high-grade corporate bond yield curves. Floating rate debt is assumed to be equal to par value. Capital trust and other long-term debt instruments were valued using market quotes.

Interest Rate Swaps, Equity Contracts and Options The interest rate options and swap cash flows were estimated using a third-party pricing model and discounted based on appropriate LIBOR, eurodollar futures, swap, treasury note yield curves and equity market prices.

Loan Commitments, Letters of Credit and Guarantees The fair value of commitments, letters of credit and guarantees represents the estimated costs to terminate or otherwise settle the obligations with a third-party. Residential mortgage commitments are actively traded and the fair value is estimated using available market quotes. Other loan commitments, letters of credit and guarantees are not actively traded. Substantially all loan commitments have floating rates and do not expose the Company to interest rate risk, assuming no premium or discount was ascribed to loan commitments because funding could occur at market rates. The Company estimates the fair value of loan commitments, letters of credit and guarantees based on the related amount of unamortized deferred commitment fees, adjusted for the probable losses for these arrangements.

U.S. BANCORP  101

The estimated fair values of the Company’s financial instruments at December 31 are shown in the table below.

	2007		2006
	Carrying	Fair	Carrying	Fair
(Dollars in Millions)	Amount	Value	Amount	Value
Financial Assets
Cash and cash equivalents	$9,185	$9,185	$8,805	$8,805
Investment securities	43,116	43,120	40,117	40,122
Loans held for sale	4,819	4,819	3,256	3,256
Loans	151,769	151,512	141,575	140,188

Total financial assets	208,889	$208,636	193,753	$192,371

Nonfinancial assets	28,726		25,479

Total assets	$237,615		$219,232

Financial Liabilities
Deposits	$131,445	$131,469	$124,882	$124,762
Short-term borrowings	32,370	32,580	26,933	26,948
Long-term debt	43,440	43,006	37,602	37,766

Total financial liabilities	207,255	$207,055	189,417	$189,476

Nonfinancial liabilities	9,314		8,618
Shareholders’ equity	21,046		21,197

Total liabilities and shareholders’ equity	$237,615		$219,232

Derivative Positions
Asset and liability management positions
Interest rate swaps	$(290)	$(290)	$53	$53
Futures and forwards	(84)	(84)	3	3
Foreign exchange contracts	181	181	15	15
Options	10	10	(1)	(1)
Equity contracts	(3)	(3)	4	4
Credit default swaps	1	1	(1)	(1)
Customer related positions
Interest rate contracts	79	79	58	58
Foreign exchange contracts	14	14	9	9

The fair value of unfunded commitments, standby letters of credit and other guarantees is approximately equal to their carrying value. The carrying value of unfunded commitments and standby letters of credit was $313 million. The carrying value of other guarantees was $290 million.

Note 21    GUARANTEES AND CONTINGENT LIABILITIES

COMMITMENTS TO EXTEND CREDIT

Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses. The contractual amount represents the Company’s exposure to credit loss, in the event of default by the borrower. The Company manages this credit risk by using the same credit policies it applies to loans. Collateral is obtained to secure commitments based on management’s credit assessment of the borrower. The collateral may include marketable securities, receivables, inventory, equipment and real estate. Since the Company expects many of the commitments to expire without being drawn, total commitment amounts do not necessarily represent the Company’s future liquidity requirements. In addition, the commitments include consumer credit lines that are cancelable upon notification to the consumer.

LETTERS OF CREDIT

Standby letters of credit are commitments the Company issues to guarantee the performance of a customer to a third-party. The guarantees frequently support public and private borrowing arrangements, including commercial paper issuances, bond financings and other similar transactions. The Company issues commercial letters of credit on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer’s nonperformance, the Company’s credit loss exposure is the same as in any extension of credit, up to the letter’s contractual amount. Management assesses the borrower’s credit to determine the necessary collateral, which may include marketable securities, receivables, inventory, equipment and real estate. Since the conditions requiring the

102  U.S. BANCORP

Company to fund letters of credit may not occur, the Company expects its liquidity requirements to be less than the total outstanding commitments. The maximum potential future payments guaranteed by the Company under standby letter of credit arrangements at December 31, 2007, were approximately $12.7 billion with a weighted-average term of approximately 23 months. The estimated fair value of standby letters of credit was $90 million at December 31, 2007.

The contract or notional amounts of commitments to extend credit and letters of credit at December 31, 2007, were as follows:

	Less Than	After
(Dollars in Millions)	One Year	One Year	Total

Commitments to extend credit
Commercial	$16,031	$43,636	$59,667
Corporate and purchasing cards(a)	11,364	–	11,364
Consumer credit cards	54,363	–	54,363
Other consumer	3,220	15,313	18,533
Letters of credit
Standby	6,633	6,021	12,654
Commercial	298	57	355

(a)	Primarily cancelable at the Company’s discretion.

LEASE COMMITMENTS

Rental expense for operating leases amounted to $207 million in 2007, $193 million in 2006 and $192 million in 2005. Future minimum payments, net of sublease rentals, under capitalized leases and noncancelable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 2007:

	Capitalized	Operating
(Dollars in Millions)	Leases	Leases

2008	$11	$168
2009	10	156
2010	10	141
2011	9	121
2012	9	105
Thereafter	34	358

Total minimum lease payments	$83	$1,049

Less amount representing interest	29

Present value of net minimum lease payments	$54

GUARANTEES

Guarantees are contingent commitments issued by the Company to customers or other third-parties. The Company’s guarantees primarily include parent guarantees related to subsidiaries’ third-party borrowing arrangements; third-party performance guarantees inherent in the Company’s business operations, such as indemnified securities lending programs and merchant charge-back guarantees; indemnification or buy-back provisions related to certain asset sales; and contingent consideration arrangements related to acquisitions. For certain guarantees, the Company has recorded a liability related to the potential obligation, or has access to collateral to support the guarantee or through the exercise of other recourse provisions can offset some or all of the maximum potential future payments made under these guarantees.

Third-Party Borrowing Arrangements The Company provides guarantees to third-parties as a part of certain subsidiaries’ borrowing arrangements, primarily representing guaranteed operating or capital lease payments or other debt obligations with maturity dates extending through 2013. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $331 million at December 31, 2007. The Company’s recorded liabilities as of December 31, 2007, included $1 million representing outstanding amounts owed to these third-parties and required to be recorded on the Company’s balance sheet in accordance with accounting principles generally accepted in the United States.

Commitments from Securities Lending The Company participates in securities lending activities by acting as the customer’s agent involving the loan of securities. The Company indemnifies customers for the difference between the market value of the securities lent and the market value of the collateral received. Cash collateralizes these transactions. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $13.9 billion at December 31, 2007, and represented the market value of the securities lent to third-parties. At December 31, 2007, the Company held assets with a market value of $14.3 billion as collateral for these arrangements.

Assets Sales The Company has provided guarantees to certain third-parties in connection with the sale of certain assets, primarily loan portfolios and low-income housing tax credits. These guarantees are generally in the form of asset buy-back or make-whole provisions that are triggered upon a credit event or a change in the tax-qualifying status of the related projects, as applicable, and remain in effect until the loans are collected or final tax credits are realized, respectively. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $500 million at December 31, 2007, and represented the proceeds or the guaranteed portion received from the buyer in these transactions where the buy-back or make-whole provisions have not yet expired. Recourse available to the Company includes guarantees from the Small Business Administration (for SBA loans sold), recourse

U.S. BANCORP  103

against the correspondent that originated the loan or the private mortgage issuer, the right to collect payments from the debtors, and/or the right to liquidate the underlying collateral, if any, and retain the proceeds. Based on its established loan-to-value guidelines, the Company believes the recourse available is sufficient to recover future payments, if any, under the loan buy-back guarantees.

Merchant Processing The Company, through its subsidiaries, provides merchant processing services. Under the rules of credit card associations, a merchant processor retains a contingent liability for credit card transactions processed. This contingent liability arises in the event of a billing dispute between the merchant and a cardholder that is ultimately resolved in the cardholder’s favor. In this situation, the transaction is “charged-back” to the merchant and the disputed amount is credited or otherwise refunded to the cardholder. If the Company is unable to collect this amount from the merchant, it bears the loss for the amount of the refund paid to the cardholder.
A cardholder, through its issuing bank, generally has until the latter of up to four months after the date the transaction is processed or the receipt of the product or service to present a charge-back to the Company as the merchant processor. The absolute maximum potential liability is estimated to be the total volume of credit card transactions that meet the associations’ requirements to be valid charge-back transactions at any given time. Management estimates that the maximum potential exposure for charge-backs would approximate the total amount of merchant transactions processed through the credit card associations for the last four months. For the last four months this amount totaled approximately $73.0 billion. In most cases, this contingent liability is unlikely to arise, as most products and services are delivered when purchased and amounts are refunded when items are returned to merchants. However, where the product or service is not provided until a future date (“future delivery”), the potential for this contingent liability increases. To mitigate this risk, the Company may require the merchant to make an escrow deposit, may place maximum volume limitations on future delivery transactions processed by the merchant at any point in time, or may require various credit enhancements (including letters of credit and bank guarantees). Also, merchant processing contracts may include event triggers to provide the Company more financial and operational control in the event of financial deterioration of the merchant.
The Company’s primary exposure to future delivery is related to merchant processing for airlines, cruise lines and large tour operators. The Company currently processes card transactions in the United States, Canada and Europe for airlines, cruise lines and large tour operators. In the event of liquidation of these merchants, the Company could become financially liable for refunding tickets purchased through the credit card associations under the charge-back provisions. Charge-back risk related to these merchants is evaluated in a manner similar to credit risk assessments and, as such, merchant processing contracts contain various provisions to protect the Company in the event of default. At December 31, 2007, the value of airline, cruise line and large tour operator tickets purchased to be delivered at a future date was $4.0 billion, with airline tickets representing 91 percent of that amount. The Company held collateral of $943 million in escrow deposits, letters of credit and indemnities from financial institutions, and liens on various assets. With respect to future delivery risk for other merchants, the Company held $52 million of merchant escrow deposits as collateral. In addition to specific collateral or other credit enhancements, the Company maintains a liability for its implied guarantees associated with future delivery. At December 31, 2007, the liability was $33 million primarily related to these airlines, cruise lines and large tour operators processing arrangements.
In the normal course of business, the Company has unresolved charge-backs that are in process of resolution. The Company assesses the likelihood of its potential liability based on the extent and nature of unresolved charge-backs and its historical loss experience. At December 31, 2007, the Company had a recorded liability for potential losses of $17 million.

Contingent Consideration Arrangements The Company has contingent payment obligations related to certain business combination transactions. Payments are guaranteed as long as certain post-acquisition performance-based criteria are met or customer relationships are maintained. At December 31, 2007, the maximum potential future payments required to be made by the Company under these arrangements was approximately $13 million. If required, the majority of these contingent payments are payable within the next 12 months.

Minimum Revenue Guarantees In the normal course of business, the Company may enter into revenue share agreements with third party business partners who generate customer referrals or provide marketing or other services related to the generation of revenue. In certain of these agreements, the Company may guarantee that a minimum amount of revenue share payments will be made to the third party over a specified period of time. At December 31, 2007, the maximum potential future payments required to be made by the Company under these agreements was $24 million.

Other Guarantees The Company provides liquidity and credit enhancement facilities to a Company-sponsored conduit, as more fully described in the “Off-Balance Sheet

104  U.S. BANCORP

Arrangements” section within Management’s Discussion and Analysis. Although management believes a draw against these facilities is remote, the maximum potential future payments guaranteed by the Company under these arrangements were approximately $1.2 billion at December 31, 2007. The recorded fair value of the Company’s liability for the credit enhancement liquidity facility was $2 million at December 31, 2007, and was included in other liabilities.
The Company has also made financial performance guarantees related to the operations of its subsidiaries. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $2.1 billion at December 31, 2007.

OTHER CONTINGENT LIABILITIES

Visa Restructuring and Card Association Litigation The Company’s payment services business issues and acquires credit and debit card transactions through the Visa U.S.A. Inc. card association (“Visa U.S.A.”) or its affiliates (collectively “Visa”). On October 3, 2007, Visa completed a restructuring and issued shares of Visa Inc. common stock to its financial institution members in contemplation of its initial public offering (“IPO”) anticipated in the first quarter of 2008 (the “Visa Reorganization”). In addition, the Company and certain of its subsidiaries have been named as defendants along with Visa U.S.A. and MasterCard International (the “Card Associations”), as well as several other banks, in antitrust lawsuits challenging the practices of the Card Associations (the “Visa Litigation”). Visa U.S.A. member banks have a contingent obligation to indemnify Visa Inc. under the Visa U.S.A. bylaws (which were modified at the time of the restructuring in October 2007) for potential losses arising from the Visa Litigation. The Company has also entered into judgment and loss sharing agreements with Visa U.S.A. and certain other banks in order to apportion financial responsibilities arising from any potential adverse judgment or negotiated settlements related to the Visa Litigation.
As a part of the Visa Reorganization, the Company received its proportionate number of Class U.S.A. shares of Visa Inc. common stock. In connection with the IPO, it is expected that a portion of these shares will be redeemed for cash, with the remaining shares to be converted to Class A shares three years after the IPO or upon settlement of the Visa Litigation, whichever is later. Additionally, Visa Inc. is expected to set aside a portion of the proceeds from the IPO in an escrow account for the benefit of member financial institutions to fund the expenses of the Visa Litigation as well as the members’ proportionate share of any judgments or settlements that may arise out of the Visa Litigation. On November 7, 2007, Visa announced the settlement of the portion of the Visa Litigation involving American Express, and accordingly, the Company recorded a $115 million charge in the third quarter of 2007 for its proportionate share of this settlement.
In addition to the liability related to the settlement with American Express, Visa U.S.A. member banks are required to recognize the contingent obligation to indemnify Visa Inc. under the Visa U.S.A. bylaws for potential losses arising from the remaining Visa Litigation at the estimated fair value of such obligation in accordance with Financial Accounting Standards Board Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The contingent obligation of member banks under the Visa U.S.A. bylaws has no specified maximum amount. While the estimation of any potential losses related to this litigation is highly judgmental, the Company recognized a charge of approximately $215 million in the fourth quarter of 2007.
Upon completion of the anticipated IPO, the Company expects to recognize a gain related to its interest in Visa Inc. The amount of the gain will be based on the fair value of any Visa Inc. shares utilized to establish the escrow account (limited to the amount of the obligation recorded) and the Visa Inc. shares redeemed for cash. The Company expects the value of these Visa Inc. shares to exceed the aggregate of the $115 million and $215 million litigation charges recorded by the Company in the third and fourth quarter of 2007, respectively.

Other The Company is subject to various other litigation, investigations and legal and administrative cases and proceedings that arise in the ordinary course of its businesses. Due to their complex nature, it may be years before some matters are resolved. While it is impossible to ascertain the ultimate resolution or range of financial liability with respect to these contingent matters, the Company believes that the aggregate amount of such liabilities will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

U.S. BANCORP  105

Note 22    U.S. BANCORP (PARENT COMPANY)

CONDENSED BALANCE SHEET

December 31 (Dollars in Millions)	2007	2006

Assets
Deposits with subsidiary banks, principally interest-bearing	$5,948	$9,903
Available-for-sale securities	3,735	253
Investments in bank and bank holding company subsidiaries	21,204	22,003
Investments in nonbank subsidiaries	650	297
Advances to bank subsidiaries	100	1,000
Advances to nonbank subsidiaries	726	496
Other assets	1,594	794

Total assets	$33,957	$34,746

Liabilities And Shareholders’ Equity
Short-term funds borrowed	$1,148	$1,055
Long-term debt	10,708	11,419
Other liabilities	1,055	1,075
Shareholders’ equity	21,046	21,197

Total liabilities and shareholders’ equity	$33,957	$34,746

CONDENSED STATEMENT OF INCOME

Year Ended December 31 (Dollars in Millions)	2007	2006	2005

Income
Dividends from bank and bank holding company subsidiaries	$3,541	$4,205	$2,609
Dividends from nonbank subsidiaries	224	–	–
Interest from subsidiaries	587	538	200
Other income	(27)	43	22

Total income	4,325	4,786	2,831
Expense
Interest on short-term funds borrowed	51	54	25
Interest on long-term debt	663	630	311
Other expense	34	59	93

Total expense	748	743	429

Income before income taxes and equity in undistributed income of subsidiaries	3,577	4,043	2,402
Income tax credit	(63)	(58)	(73)

Income of parent company	3,640	4,101	2,475
Equity in undistributed income of subsidiaries	684	650	2,014

Net income	$4,324	$4,751	$4,489

106  U.S. BANCORP

CONDENSED STATEMENT OF CASH FLOWS

Year Ended December 31 (Dollars in Millions)	2007	2006	2005

Operating Activities
Net income	$4,324	$4,751	$4,489
Adjustments to reconcile net income to net cash provided by operating activities Equity in undistributed income of subsidiaries	(684)	(650)	(2,014)
Other, net	4	(77)	128

Net cash provided by operating activities	3,644	4,024	2,603
Investing Activities
Proceeds from sales and maturities of investment securities	31	11	13
Purchases of investment securities	(3,618)	(154)	–
Investments in subsidiaries	(208)	(7)	(43)
Equity distributions from subsidiaries	663	107	39
Net increase in short-term advances to subsidiaries	(230)	(486)	(5)
Long-term advances to subsidiaries	–	(1,000)	–
Principal collected on long-term advances to subsidiaries	1,000	–	–
Other, net	(32)	(18)	(18)

Net cash used in investing activities	(2,394)	(1,547)	(14)
Financing Activities
Net increase (decrease) in short-term borrowings	(12)	273	99
Proceeds from issuance of long-term debt	3,536	6,550	5,979
Principal payments or redemption of long-term debt	(4,328)	(5,947)	(1,862)
Proceeds from issuance of preferred stock	–	948	–
Proceeds from issuance of common stock	427	910	371
Repurchase of common stock	(1,983)	(2,798)	(1,855)
Cash dividends paid on preferred stock	(60)	(33)	–
Cash dividends paid on common stock	(2,785)	(2,359)	(2,245)

Net cash provided by (used in) financing activities	(5,205)	(2,456)	487

Change in cash and cash equivalents	(3,955)	21	3,076
Cash and cash equivalents at beginning of year	9,903	9,882	6,806

Cash and cash equivalents at end of year	$5,948	$9,903	$9,882

Transfer of funds (dividends, loans or advances) from bank subsidiaries to the Company is restricted. Federal law requires loans to the Company or its affiliates to be secured and generally limits loans to the Company or an individual affiliate to 10 percent of each bank’s unimpaired capital and surplus. In the aggregate, loans to the Company and all affiliates cannot exceed 20 percent of each bank’s unimpaired capital and surplus.
Dividend payments to the Company by its subsidiary banks are subject to regulatory review and statutory limitations and, in some instances, regulatory approval. The approval of the Comptroller of the Currency is required if total dividends by a national bank in any calendar year exceed the bank’s net income for that year combined with its retained net income for the preceding two calendar years, or if the bank’s retained earnings are less than zero. Furthermore, dividends are restricted by the Comptroller of the Currency’s minimum capital constraints for all national banks. Within these guidelines, all bank subsidiaries have the ability to pay dividends without prior regulatory approval. The amount of dividends available to the parent company from the bank subsidiaries at December 31, 2007, was approximately $1.1 billion.

U.S. BANCORP  107

U.S. Bancorp
Consolidated Balance Sheet — Five Year Summary

						% Change
December 31 (Dollars in Millions)	2007	2006	2005	2004	2003	2007 v 2006

Assets
Cash and due from banks	$8,884	$8,639	$8,004	$6,336	$8,630	2.8%
Held-to-maturity securities	74	87	109	127	152	(14.9)
Available-for-sale securities	43,042	40,030	39,659	41,354	43,182	7.5
Loans held for sale	4,819	3,256	3,030	2,813	2,857	48.0
Loans	153,827	143,597	136,462	124,941	116,811	7.1
Less allowance for loan losses	(2,058)	(2,022)	(2,041)	(2,080)	(2,184)	(1.8)

Net loans	151,769	141,575	134,421	122,861	114,627	7.2
Other assets	29,027	25,645	24,242	21,613	20,023	13.2

Total assets	$237,615	$219,232	$209,465	$195,104	$189,471	8.4%

Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$33,334	$32,128	$32,214	$30,756	$32,470	3.8%
Interest-bearing	98,111	92,754	92,495	89,985	86,582	5.8

Total deposits	131,445	124,882	124,709	120,741	119,052	5.3
Short-term borrowings	32,370	26,933	20,200	13,084	10,850	20.2
Long-term debt	43,440	37,602	37,069	34,739	33,816	15.5
Other liabilities	9,314	8,618	7,401	7,001	6,511	8.1

Total liabilities	216,569	198,035	189,379	175,565	170,229	9.4
Shareholders’ equity	21,046	21,197	20,086	19,539	19,242	(.7)

Total liabilities and shareholders’ equity	$237,615	$219,232	$209,465	$195,104	$189,471	8.4%

108  U.S. BANCORP

U.S. Bancorp
Consolidated Statement of Income — Five Year Summary

						% Change
Year Ended December 31 (Dollars in Millions)	2007	2006	2005	2004	2003	2007 v 2006

Interest Income
Loans	$10,627	$9,873	$8,306	$7,125	$7,231	7.6%
Loans held for sale	277	236	181	134	243	17.4
Investment securities	2,095	2,001	1,954	1,827	1,684	4.7
Other interest income	137	153	110	100	100	(10.5)

Total interest income	13,136	12,263	10,551	9,186	9,258	7.1
Interest Expense
Deposits	2,754	2,389	1,559	904	1,097	15.3
Short-term borrowings	1,433	1,203	690	263	167	19.1
Long-term debt	2,260	1,930	1,247	908	805	17.1

Total interest expense	6,447	5,522	3,496	2,075	2,069	16.8

Net interest income	6,689	6,741	7,055	7,111	7,189	(.8)
Provision for credit losses	792	544	666	669	1,254	45.6

Net interest income after provision for credit losses	5,897	6,197	6,389	6,442	5,935	(4.8)
Noninterest Income
Credit and debit card revenue	949	800	713	649	561	18.6
Corporate payment products revenue	631	557	488	407	361	13.3
ATM processing services	245	243	229	175	166.8
Merchant processing services	1,101	963	770	675	561	14.3
Trust and investment management fees	1,339	1,235	1,009	981	954	8.4
Deposit service charges	1,058	1,023	928	807	716	3.4
Treasury management fees	472	441	437	467	466	7.0
Commercial products revenue	433	415	400	432	401	4.3
Mortgage banking revenue	259	192	432	397	367	34.9
Investment products fees and commissions	146	150	152	156	145	(2.7)
Securities gains (losses), net	15	14	(106)	(105)	245	7.1
Other	524	813	593	478	370	(35.5)

Total noninterest income	7,172	6,846	6,045	5,519	5,313	4.8
Noninterest Expense
Compensation	2,640	2,513	2,383	2,252	2,177	5.1
Employee benefits	494	481	431	389	328	2.7
Net occupancy and equipment	686	660	641	631	644	3.9
Professional services	233	199	166	149	143	17.1
Marketing and business development	242	217	235	194	180	11.5
Technology and communications	512	505	466	430	418	1.4
Postage, printing and supplies	283	265	255	248	246	6.8
Other intangibles	376	355	458	550	682	5.9
Debt prepayment	–	33	54	155	–	*
Other	1,396	952	774	787	779	46.6

Total noninterest expense	6,862	6,180	5,863	5,785	5,597	11.0

Income from continuing operations before income taxes	6,207	6,863	6,571	6,176	5,651	(9.6)
Applicable income taxes	1,883	2,112	2,082	2,009	1,941	(10.8)

Income from continuing operations	4,324	4,751	4,489	4,167	3,710	(9.0)
Discontinued operations (after-tax)	–	–	–	–	23	–

Net income	$4,324	$4,751	$4,489	$4,167	$3,733	(9.0)

Net income applicable to common equity	$4,264	$4,703	$4,489	$4,167	$3,733	(9.3)

* Not meaningful

U.S. BANCORP  109

U.S. Bancorp
Quarterly Consolidated Financial Data

	2007				2006
	First	Second	Third	Fourth	First	Second	Third	Fourth
(Dollars in Millions, Except Per Share Data)	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
Interest Income
Loans	$2,578	$2,616	$2,703	$2,730	$2,307	$2,425	$2,545	$2,596
Loans held for sale	59	70	76	72	51	57	64	64
Investment securities	516	516	522	541	490	500	500	511
Other interest income	34	34	33	36	43	36	40	34

Total interest income	3,187	3,236	3,334	3,379	2,891	3,018	3,149	3,205
Interest Expense
Deposits	675	663	694	722	503	578	640	668
Short-term borrowings	328	379	374	352	270	270	321	342
Long-term debt	535	562	599	564	403	484	528	515

Total interest expense	1,538	1,604	1,667	1,638	1,176	1,332	1,489	1,525

Net interest income	1,649	1,632	1,667	1,741	1,715	1,686	1,660	1,680
Provision for credit losses	177	191	199	225	115	125	135	169

Net interest income after provision for credit losses	1,472	1,441	1,468	1,516	1,600	1,561	1,525	1,511
Noninterest Income
Credit and debit card revenue	205	228	235	281	182	202	206	210
Corporate payment products revenue	145	157	164	165	127	139	150	141
ATM processing services	59	62	62	62	59	61	63	60
Merchant processing services	250	285	287	279	213	253	253	244
Trust and investment management fees	322	342	331	344	297	314	305	319
Deposit service charges	243	272	271	272	232	264	268	259
Treasury management fees	111	126	118	117	107	116	111	107
Commercial products revenue	100	105	107	121	104	107	100	104
Mortgage banking revenue	67	68	76	48	24	75	68	25
Investment products fees and commissions	34	38	36	38	38	42	34	36
Securities gains (losses), net	1	3	7	4	–	3	–	11
Other	159	169	150	46	231	179	190	213

Total noninterest income	1,696	1,855	1,844	1,777	1,614	1,755	1,748	1,729
Noninterest Expense
Compensation	635	659	656	690	633	627	632	621
Employee benefits	133	123	119	119	133	123	123	102
Net occupancy and equipment	165	171	175	175	165	161	168	166
Professional services	47	59	56	71	35	41	54	69
Marketing and business development	48	64	66	64	40	58	58	61
Technology and communications	125	126	127	134	117	127	128	133
Postage, printing and supplies	69	71	70	73	66	66	66	67
Other intangibles	94	95	94	93	85	89	89	92
Debt prepayment	–	–	–	–	–	11	–	22
Other	229	272	380	515	226	227	220	279

Total noninterest expense	1,545	1,640	1,743	1,934	1,500	1,530	1,538	1,612

Income before income taxes	1,623	1,656	1,569	1,359	1,714	1,786	1,735	1,628
Applicable income taxes	493	500	473	417	561	585	532	434

Net income	$1,130	$1,156	$1,096	$942	$1,153	$1,201	$1,203	$1,194

Net income applicable to common equity	$1,115	$1,141	$1,081	$927	$1,153	$1,184	$1,187	$1,179

Earnings per common share	$.64	$.66	$.63	$.54	$.64	$.66	$.67	$.67
Diluted earnings per common share	$.63	$.65	$.62	$.53	$.63	$.66	$.66	$.66

110  U.S. BANCORP

U.S. Bancorp
Supplemental Financial Data

Earnings Per Common Share Summary	2007	2006	2005	2004	2003

Earnings per common share from continuing operations	$2.46	$2.64	$2.45	$2.21	$1.93
Discontinued operations	–	–	–	–	.01

Earnings per common share	$2.46	$2.64	$2.45	$2.21	$1.94

Diluted earnings per common share from continuing operations	$2.43	$2.61	$2.42	$2.18	$1.92
Discontinued operations	–	–	–	–	.01

Diluted earnings per common share	$2.43	$2.61	$2.42	$2.18	$1.93

Dividends declared per common share	$1.625	$1.390	$1.230	$1.020	$.855

Ratios

Return on average assets	1.93%	2.23%	2.21%	2.17%	1.99%
Return on average common equity	21.3	23.6	22.5	21.4	19.2
Average total equity to average assets	9.4	9.7	9.8	10.2	10.3
Dividends per common share to net income per common share	66.1	52.7	50.2	46.2	44.1

Other Statistics (Dollars and Shares in Millions)

Common shares outstanding (a)	1,728	1,765	1,815	1,858	1,923
Average common shares outstanding and common stock equivalents
Earnings per common share	1,735	1,778	1,831	1,887	1,924
Diluted earnings per common share	1,758	1,804	1,857	1,913	1,936
Number of shareholders (b)	63,837	66,313	69,217	71,492	74,341
Common dividends declared	$2,813	$2,466	$2,246	$1,917	$1,645

(a)	Defined as total common shares less common stock held in treasury at December 31.
(b)	Based on number of common stock shareholders of record at December 31.

STOCK PRICE RANGE AND DIVIDENDS

	2007				2006
	Sales Price				Sales Price
			Closing	Dividends			Closing	Dividends
	High	Low	Price	Declared	High	Low	Price	Declared
First quarter	$36.84	$34.40	$34.97	$.400	$31.31	$28.99	$30.50	$.330
Second quarter	35.18	32.74	32.95	$.400	31.89	30.17	30.88	$.330
Third quarter	34.17	29.09	32.53	$.400	33.42	30.54	33.22	$.330
Fourth quarter	34.21	30.21	31.74	$.425	36.85	32.96	36.19	$.400

The common stock of U.S. Bancorp is traded on the New York Stock Exchange, under the ticker symbol “USB.” At January 31, 2008, there were 63,721 holders of record of the Company’s common stock.

STOCK PERFORMANCE CHART

The following chart compares the cumulative total shareholder return on the Company’s common stock during the five years ended December 31, 2007, with the cumulative total return on the Standard & Poor’s 500 Commercial Bank Index and the Standard & Poor’s 500 Index. The comparison assumes $100 was invested on December 31, 2002, in the Company’s common stock and in each of the foregoing indices and assumes the reinvestment of all dividends.

U.S. BANCORP  111

U.S. Bancorp
Consolidated Daily Average Balance Sheet and

Year Ended December 31		2007			2006
	Average		Yields	Average		Yields
(Dollars in Millions)	Balances	Interest	and Rates	Balances	Interest	and Rates
Assets
Investment securities	$41,313	$2,239	5.42%	$39,961	$2,063	5.16%
Loans held for sale	4,298	277	6.44	3,663	236	6.45
Loans (b)
Commercial	47,812	3,143	6.57	45,440	2,969	6.53
Commercial real estate	28,592	2,079	7.27	28,760	2,104	7.32
Residential mortgages	22,085	1,354	6.13	21,053	1,224	5.81
Retail	48,859	4,080	8.35	45,348	3,602	7.94

Total loans	147,348	10,656	7.23	140,601	9,899	7.04
Other earning assets	1,724	137	7.95	2,006	153	7.64

Total earning assets	194,683	13,309	6.84	186,231	12,351	6.63
Allowance for loan losses	(2,042)			(2,052)
Unrealized gain (loss) on available-for-sale securities	(874)			(1,007)
Other assets (c)	31,854			30,340

Total assets	$223,621			$213,512

Liabilities and Shareholders’ Equity
Noninterest-bearing deposits	$27,364			$28,755
Interest-bearing deposits
Interest checking	26,117	351	1.34	23,552	233.99
Money market savings	25,332	651	2.57	26,667	569	2.13
Savings accounts	5,306	19.35		5,599	19.35
Time certificates of deposit less than $100,000	14,654	644	4.40	13,761	524	3.81
Time deposits greater than $100,000	22,302	1,089	4.88	22,255	1,044	4.69

Total interest-bearing deposits	93,711	2,754	2.94	91,834	2,389	2.60
Short-term borrowings	28,925	1,531	5.29	24,422	1,242	5.08
Long-term debt	44,560	2,260	5.07	40,357	1,930	4.78

Total interest-bearing liabilities	167,196	6,545	3.91	156,613	5,561	3.55
Other liabilities (d)	8,064			7,434
Shareholders’ equity
Preferred equity	1,000			767
Common equity	19,997			19,943

Total shareholders’ equity	20,997			20,710

Total liabilities and shareholders’ equity	$223,621			$213,512

Net interest income		$6,764			$6,790

Gross interest margin			2.93%			3.08%

Gross interest margin without taxable-equivalent increments			2.89			3.05

Percent of Earning Assets
Interest income			6.84%			6.63%
Interest expense			3.37			2.98

Net interest margin			3.47%			3.65%

Net interest margin without taxable-equivalent increments			3.43%			3.62%

(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.
(b)	Interest income and rates on loans include loan fees. Nonaccrual loans are included in average loan balances.
(c)	Includes approximately $1,427 million of earning assets from discontinued operations in 2003.
(d)	Includes approximately $1,034 million of interest-bearing liabilities from discontinued operations in 2003.

112  U.S. BANCORP

Related Yields and Rates (a)

2005			2004			2003			2007 v 2006
									% Change
Average		Yields	Average		Yields	Average		Yields	Average
Balances	Interest	and Rates	Balances	Interest	and Rates	Balances	Interest	and Rates	Balances

$42,103	$1,962	4.66%	$43,009	$1,836	4.27%	$37,248	$1,697	4.56%	3.4%
3,290	181	5.49	3,079	134	4.35	5,041	243	4.82	17.3

42,641	2,501	5.87	39,348	2,213	5.62	41,326	2,315	5.60	5.2
27,964	1,804	6.45	27,267	1,543	5.66	27,142	1,585	5.84	(.6)
18,036	1,001	5.55	14,322	812	5.67	11,696	713	6.10	4.9
42,969	3,025	7.04	39,733	2,577	6.49	36,773	2,633	7.16	7.7

131,610	8,331	6.33	120,670	7,145	5.92	116,937	7,246	6.20	4.8
1,422	110	7.77	1,365	100	7.33	1,582	100	6.32	(14.1)

178,425	10,584	5.93	168,123	9,215	5.48	160,808	9,286	5.77	4.5
(2,098)			(2,303)			(2,467)			.5
(368)			(346)			120			13.2
27,239			26,119			29,169			5.0

$203,198			$191,593			$187,630			4.7

$29,229			$29,816			$31,715			(4.8)

22,785	135.59		20,933	71.34		19,104	84.44		10.9
29,314	358	1.22	32,854	235.72		32,310	318.98		(5.0)
5,819	15.26		5,866	15.26		5,612	21.38		(5.2)
13,199	389	2.95	13,074	341	2.61	15,493	451	2.91	6.5
20,655	662	3.20	13,679	242	1.77	12,319	223	1.81	.2

91,772	1,559	1.70	86,406	904	1.05	84,838	1,097	1.29	2.0
19,382	690	3.56	14,534	263	1.81	10,503	167	1.59	18.4
36,141	1,247	3.45	35,115	908	2.59	33,663	805	2.39	10.4

147,295	3,496	2.37	136,055	2,075	1.53	129,004	2,069	1.60	6.8
6,721			6,263			7,518			8.5

–			–			–			30.4
19,953			19,459			19,393			.3

19,953			19,459			19,393			1.4

$203,198			$191,593			$187,630			4.7%

	$7,088			$7,140			$7,217

		3.56%			3.95%			4.17%

		3.54			3.93			4.15

		5.93%			5.48%			5.77%
		1.96			1.23			1.28

		3.97%			4.25%			4.49%

		3.95%			4.23%			4.47%

U.S. BANCORP  113

Company Information

General Business Description U.S. Bancorp is a multi-state financial services holding company headquartered in Minneapolis, Minnesota. U.S. Bancorp was incorporated in Delaware in 1929 and operates as a financial holding company and a bank holding company under the Bank Holding Company Act of 1956. U.S. Bancorp provides a full range of financial services, including lending and depository services, cash management, foreign exchange and trust and investment management services. It also engages in credit card services, merchant and ATM processing, mortgage banking, insurance, brokerage and leasing.
U.S. Bancorp’s banking subsidiaries are engaged in the general banking business, principally in domestic markets. The subsidiaries range in size from $39 million to $139 billion in deposits and provide a wide range of products and services to individuals, businesses, institutional organizations, governmental entities and other financial institutions. Commercial and consumer lending services are principally offered to customers within the Company’s domestic markets, to domestic customers with foreign operations and within certain niche national venues. Lending services include traditional credit products as well as credit card services, financing and import/export trade, asset-backed lending, agricultural finance and other products. Leasing products are offered through bank leasing subsidiaries. Depository services include checking accounts, savings accounts and time certificate contracts. Ancillary services such as foreign exchange, treasury management and receivable lock-box collection are provided to corporate customers. U.S. Bancorp’s bank and trust subsidiaries provide a full range of asset management and fiduciary services for individuals, estates, foundations, business corporations and charitable organizations.
U.S. Bancorp’s non-banking subsidiaries primarily offer investment and insurance products to the Company’s customers principally within its markets and mutual fund processing services to a broad range of mutual funds.
Banking and investment services are provided through a network of 2,518 banking offices principally operating in 24 states in the Midwest and West. The Company operates a network of 4,867 branded ATMs and provides 24-hour, seven day a week telephone customer service. Mortgage banking services are provided through banking offices and loan production offices throughout the Company’s markets. Consumer lending products may be originated through banking offices, indirect correspondents, brokers or other lending sources, and a consumer finance division. The Company is also one of the largest providers of Visa® corporate and purchasing card services and corporate trust services in the United States. A wholly-owned subsidiary, NOVA Information Systems, Inc. (“NOVA”), provides merchant processing services directly to merchants and through a network of banking affiliations. Affiliates of NOVA provide similar merchant services in Canada and segments of Europe. These foreign operations are not significant to the Company.
On a full-time equivalent basis, as of December 31, 2007 U.S. Bancorp employed 52,277 people.

Competition The commercial banking business is highly competitive. Subsidiary banks compete with other commercial banks and with other financial institutions, including savings and loan associations, mutual savings banks, finance companies, mortgage banking companies, credit unions and investment companies. In recent years, competition has increased from institutions not subject to the same regulatory restrictions as domestic banks and bank holding companies.

Government Policies The operations of the Company’s various operating units are affected by state and federal legislative changes and by policies of various regulatory authorities, including those of the numerous states in which they operate, the United States and foreign governments. These policies include, for example, statutory maximum legal lending rates, domestic monetary policies of the Board of Governors of the Federal Reserve System, United States fiscal policy, international currency regulations and monetary policies, U.S. Patriot Act and capital adequacy and liquidity constraints imposed by bank regulatory agencies.

Supervision and Regulation As a registered bank holding company and financial holding company under the Bank Holding Company Act, U.S. Bancorp is subject to the supervision of, and regulation by, the Board of Governors of the Federal Reserve System.
Under the Bank Holding Company Act, a financial holding company may engage in banking, managing or controlling banks, furnishing or performing services for banks it controls, and conducting other financial activities. U.S. Bancorp must obtain the prior approval of the Federal Reserve Board before acquiring more than 5 percent of the outstanding shares of another bank or bank holding company, and must provide notice to, and in some situations obtain the prior approval of, the Federal Reserve Board in connection with engaging in, or acquiring more than 5 percent of the outstanding shares of a company engaged in, a new financial activity.
Under the Bank Holding Company Act, U.S. Bancorp may acquire banks throughout the United States, subject only to state or federal deposit caps and state minimum age requirements.

114  U.S. BANCORP

National banks are subject to the supervision of, and are examined by, the Comptroller of the Currency. All subsidiary banks of the Company are members of the Federal Deposit Insurance Corporation and are subject to examination by the FDIC. In practice, the primary federal regulator makes regular examinations of each subsidiary bank subject to its regulatory review or participates in joint examinations with other federal regulators. Areas subject to regulation by federal authorities include the allowance for credit losses, investments, loans, mergers, issuance of securities, payment of dividends, establishment of branches and other aspects of operations.

Properties U.S. Bancorp and its significant subsidiaries occupy headquarter offices under a long-term lease in Minneapolis, Minnesota. The Company also leases seven freestanding operations centers in Cincinnati, Denver, Milwaukee, Minneapolis, Portland and St. Paul. The Company owns ten principal operations centers in Cincinnati, Coeur d’Alene, Fargo, Milwaukee, Owensboro, Portland, St. Louis and St. Paul. At December 31, 2007, the Company’s subsidiaries owned and operated a total of 1,485 facilities and leased an additional 1,429 facilities, all of which are well maintained. The Company believes its current facilities are adequate to meet its needs. Additional information with respect to premises and equipment is presented in Notes 8 and 21 of the Notes to Consolidated Financial Statements.

Risk Factors There are a number of factors, including those specified below, that may adversely affect the Company’s business, financial results or stock price. Additional risks that the Company currently does not know about or currently views as immaterial may also impair the Company’s business or adversely impact its financial results or stock price.

Industry Risk Factors

The Company’s business and financial results are significantly affected by general business and economic conditions The Company’s business activities and earnings are affected by general business conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, monetary supply, fluctuations in both debt and equity capital markets, and the strength of the United States economy and the local economies in which the Company operates. For example, an economic downturn, an increase in unemployment, a decline in real estate values or other events that affect household and/or corporate incomes could result in a deterioration of credit quality, a change in the allowance for credit losses, or reduced demand for credit or fee-based products and services. Changes in the financial performance and condition of the Company’s borrowers could negatively affect repayment of those borrowers’ loans. In addition, changes in securities market conditions and monetary fluctuations could adversely affect the availability and terms of funding necessary to meet the Company’s liquidity needs.

Changes in the domestic interest rate environment could reduce the Company’s net interest income The operations of financial institutions such as the Company are dependent to a large degree on net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. An institution’s net interest income is significantly affected by market rates of interest, which in turn are affected by prevailing economic conditions, by the fiscal and monetary policies of the federal government and by the policies of various regulatory agencies. Like all financial institutions, the Company’s balance sheet is affected by fluctuations in interest rates. Volatility in interest rates can also result in the flow of funds away from financial institutions into direct investments. Direct investments, such as U.S. Government and corporate securities and other investment vehicles (including mutual funds) generally pay higher rates of return than financial institutions, because of the absence of federal insurance premiums and reserve requirements.

Changes in the laws, regulations and policies governing financial services companies could alter the Company’s business environment and adversely affect operations The Board of Governors of the Federal Reserve System regulates the supply of money and credit in the United States. Its fiscal and monetary policies determine in a large part the Company’s cost of funds for lending and investing and the return that can be earned on those loans and investments, both of which affect the Company’s net interest margin. Federal Reserve Board policies can also materially affect the value of financial instruments that the Company holds, such as debt securities and mortgage servicing rights.
The Company and its bank subsidiaries are heavily regulated at the federal and state levels. This regulation is to protect depositors, federal deposit insurance funds and the banking system as a whole. Congress and state legislatures and federal and state agencies continually review banking laws, regulations and policies for possible changes. Changes in statutes, regulations or policies could affect the Company in substantial and unpredictable ways, including limiting the types of financial services and products that the Company offers and/or increasing the ability of non-banks to offer competing financial services and products. The Company cannot predict whether any of this potential legislation will be enacted, and if enacted, the effect that it or any regulations would have on the Company’s financial condition or results of operations.

U.S. BANCORP  115

The financial services industry is highly competitive, and competitive pressures could intensify and adversely affect the Company’s financial results The Company operates in a highly competitive industry that could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. The Company competes with other commercial banks, savings and loan associations, mutual savings banks, finance companies, mortgage banking companies, credit unions and investment companies. In addition, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks. Many of the Company’s competitors have fewer regulatory constraints and some have lower cost structures. Also, the potential need to adapt to industry changes in information technology systems, on which the Company and financial services industry are highly dependent, could present operational issues and require capital spending.

Changes in consumer use of banks and changes in consumer spending and saving habits could adversely affect the Company’s financial results Technology and other changes now allow many consumers to complete financial transactions without using banks. For example, consumers can pay bills and transfer funds directly without going through a bank. This “disintermediation” could result in the loss of fee income, as well as the loss of customer deposits and income generated from those deposits. In addition, changes in consumer spending and saving habits could adversely affect the Company’s operations, and the Company may be unable to timely develop competitive new products and services in response to these changes that are accepted by new and existing customers.

Acts or threats of terrorism and political or military actions taken by the United States or other governments could adversely affect general economic or industry conditions Geopolitical conditions may also affect the Company’s earnings. Acts or threats of terrorism and political or military actions taken by the United States or other governments in response to terrorism, or similar activity, could adversely affect general economic or industry conditions.

Company Risk Factors

The Company’s allowance for loan losses may not be adequate to cover actual losses Like all financial institutions, the Company maintains an allowance for loan losses to provide for loan defaults and non-performance. The Company’s allowance for loan losses is based on its historical loss experience as well as an evaluation of the risks associated with its loan portfolio, including the size and composition of the loan portfolio, current economic conditions and geographic concentrations within the portfolio. The strength of the United States economy and the local economies which the Company does business may be different than expected, resulting in, among other things, an increased deterioration in credit quality of our loan portfolio, or in the value of collateral securing those loans. The Company’s allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect its financial results.

The Company may suffer losses in its loan portfolio despite its underwriting practices The Company seeks to mitigate the risks inherent in its loan portfolio by adhering to specific underwriting practices. These practices often include: analysis of a borrower’s credit history, financial statements, tax returns and cash flow projections; valuation of collateral based on reports of independent appraisers; and verification of liquid assets. Although the Company believes that its underwriting criteria are appropriate for the various kinds of loans it makes, the Company may incur losses on loans that meet these criteria.

The Company’s investment portfolio values may be adversely impacted by changing interest rates and deterioration in the credit quality of underlying collateral within a structured investment The Company generally invests in government securities, securities issued by government-backed agencies or privately issued securities highly rated by credit rating agencies that may have limited credit risk, but, are subject to changes in market value due to changing interest rates and implied credit spreads. However, certain securities represent beneficial interests in structured investments which are collateralized by residential mortgages, collateralized debt obligations and other similar asset-backed assets. While these structured investments are highly rated by credit rating agencies at the time of initial investment, these credit ratings are subject to change due to deterioration in the credit quality of the underlying collateral. During recent months, these structured securities have been subject to significant market volatility due to the uncertainty of the credit ratings, deterioration in credit losses occurring within certain types of residential mortgages, changes in prepayments and the lack of transparency related to the structures and the collateral underlying the structured investment vehicles. Given recent market conditions and changing economic factors, the Company may have valuation losses or recognize impairment related to structured investments.

Maintaining or increasing the Company’s market share may depend on lowering prices and market acceptance of new products and services The Company’s success depends, in part, on its ability to adapt its products and services to evolving industry standards. There is increasing pressure to provide products and services at lower prices. Lower prices

116  U.S. BANCORP

can reduce the Company’s net interest margin and revenues from its fee-based products and services. In addition, the widespread adoption of new technologies, including internet services, could require the Company to make substantial expenditures to modify or adapt the Company’s existing products and services. Also, these and other capital investments in the Company’s businesses may not produce expected growth in earnings anticipated at the time of the expenditure. The Company might not be successful in introducing new products and services, achieving market acceptance of its products and services, or developing and maintaining loyal customers.

Because the nature of the financial services business involves a high volume of transactions, the Company faces significant operational risks The Company operates in many different businesses in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. Operational risk is the risk of loss resulting from the Company’s operations, including, but not limited to, the risk of fraud by employees or persons outside of the Company, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements and business continuation and disaster recovery. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. In the event of a breakdown in the internal control system, improper operation of systems or improper employee actions, the Company could suffer financial loss, face regulatory action and suffer damage to its reputation.

The change in residual value of leased assets may have an adverse impact on the Company’s financial results The Company engages in leasing activities and is subject to the risk that the residual value of the property under lease will be less than the Company’s recorded asset value. Adverse changes in the residual value of leased assets can have a negative impact on the Company’s financial results. The risk of changes in the realized value of the leased assets compared to recorded residual values depends on many factors outside of the Company’s control, including supply and demand for the assets, collecting insurance claims, condition of the assets at the end of the lease term, and other economic factors.

Negative publicity could damage the Company’s reputation and adversely impact its business and financial results Reputation risk, or the risk to the Company’s earnings and capital from negative publicity, is inherent in the Company’s business. Negative publicity can result from the Company’s actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and actions taken by government regulators and community organizations in response to those activities. Negative publicity can adversely affect the Company’s ability to keep and attract customers and can expose the Company to litigation and regulatory action. Because most of the Company’s businesses operate under the “U.S. Bank” brand, actual or alleged conduct by one business can result in negative publicity about other businesses the Company operates. Although the Company takes steps to minimize reputation risk in dealing with customers and other constituencies, the Company, as a large diversified financial services company with a high industry profile, is inherently exposed to this risk.

The Company’s reported financial results depend on management’s selection of accounting methods and certain assumptions and estimates The Company’s accounting policies and methods are fundamental to how the Company records and reports its financial condition and results of operations. The Company’s management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with generally accepted accounting principles and reflect management’s judgment of the most appropriate manner to report the Company’s financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances, yet might result in the Company’s reporting materially different results than would have been reported under a different alternative.
Certain accounting policies are critical to presenting the Company’s financial condition and results. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include: the allowance for credit losses; estimations of fair value; the valuation of mortgage servicing rights; the valuation of goodwill and other intangible assets; and income taxes. Because of the uncertainty of estimates involved in these matters, the Company may be required to do one or more of the following: significantly increase the allowance for credit losses and/or sustain credit losses that are significantly higher than the reserve provided; recognize significant impairment on its goodwill and other intangible asset balances; or significantly increase its accrued taxes liability.
For more information, refer to “Critical Accounting Policies” in this Annual Report.

Changes in accounting standards could materially impact the Company’s financial statements From time to time, the

U.S. BANCORP  117

Financial Accounting Standards Board changes the financial accounting and reporting standards that govern the preparation of the Company’s financial statements. These changes can be hard to predict and can materially impact how the Company records and reports its financial condition and results of operations. In some cases, the Company could be required to apply a new or revised standard retroactively, resulting in the Company’s restating prior period financial statements.

Acquisitions may not produce revenue enhancements or cost savings at levels or within timeframes originally anticipated and may result in unforeseen integration difficulties The Company regularly explores opportunities to acquire financial services businesses or assets and may also consider opportunities to acquire other banks or financial institutions. The Company cannot predict the number, size or timing of acquisitions.
Difficulty in integrating an acquired business or company may cause the Company not to realize expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from the acquisition. The integration could result in higher than expected deposit attrition (run-off), loss of key employees, disruption of the Company’s business or the business of the acquired company, or otherwise adversely affect the Company’s ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. Also, the negative effect of any divestitures required by regulatory authorities in acquisitions or business combinations may be greater than expected.
The Company must generally receive federal regulatory approval before it can acquire a bank or bank holding company. In determining whether to approve a proposed bank acquisition, federal bank regulators will consider, among other factors, the effect of the acquisition on the competition, financial condition, and future prospects. The regulators also review current and projected capital ratios and levels, the competence, experience, and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served (including the acquiring institution’s record of compliance under the Community Reinvestment Act) and the effectiveness of the acquiring institution in combating money laundering activities. In addition, the Company cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. The Company may be required to sell banks or branches as a condition to receiving regulatory approval.

If new laws were enacted that restrict the ability of the Company and its subsidiaries to share information about customers, the Company’s financial results could be negatively affected The Company’s business model depends on sharing information among the family of companies owned by U.S. Bancorp to better satisfy the Company’s customer needs. Laws that restrict the ability of the companies owned by U.S. Bancorp to share information about customers could negatively affect the Company’s revenue and profit.

The Company’s business could suffer if the Company fails to attract and retain skilled people The Company’s success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most activities the Company engages in can be intense. The Company may not be able to hire the best people or to keep them.

The Company relies on other companies to provide key components of the Company’s business infrastructure Third party vendors provide key components of the Company’s business infrastructure such as internet connections, network access and mutual fund distribution. While the Company has selected these third party vendors carefully, it does not control their actions. Any problems caused by these third parties, including as a result of their not providing the Company their services for any reason or their performing their services poorly, could adversely affect the Company’s ability to deliver products and services to the Company’s customers and otherwise to conduct its business. Replacing these third party vendors could also entail significant delay and expense.

Significant legal actions could subject the Company to substantial uninsured liabilities The Company is from time to time subject to claims related to its operations. These claims and legal actions, including supervisory actions by the Company’s regulators, could involve large monetary claims and significant defense costs. To protect itself from the cost of these claims, the Company maintains insurance coverage in amounts and with deductibles that it believes are appropriate for its operations. However, the Company’s insurance coverage may not cover all claims against the Company or continue to be available to the Company at a reasonable cost. As a result, the Company may be exposed to substantial uninsured liabilities, which could adversely affect the Company’s results of operations and financial condition.

The Company is exposed to risk of environmental liability when it takes title to properties In the course of the Company’s business, the Company may foreclose on and take title to real estate. As a result, the Company could be subject to environmental liabilities with respect to these properties. The Company may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean up

118  U.S. BANCORP

hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if the Company is the owner or former owner of a contaminated site, it may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If the Company becomes subject to significant environmental liabilities, its financial condition and results of operations could be adversely affected.

A natural disaster could harm the Company’s business Natural disasters could harm the Company’s operations through interference with communications, including the interruption or loss of the Company’s websites, which would prevent the Company from gathering deposits, originating loans and processing and controlling its flow of business, as well as through the destruction of facilities and the Company’s operational, financial and management information systems.

The Company faces systems failure risks as well as security risks, including “hacking” and “identity theft” The computer systems and network infrastructure the Company and others use could be vulnerable to unforeseen problems. These problems may arise in both our internally developed systems and the systems of our third-party service providers. Our operations are dependent upon our ability to protect computer equipment against damage from fire, power loss or telecommunication failure. Any damage or failure that causes an interruption in our operations could adversely affect our business and financial results. In addition, our computer systems and network infrastructure present security risks, and could be susceptible to hacking or identity theft.

The Company relies on dividends from its subsidiaries for its liquidity needs The Company is a separate and distinct legal entity from its bank subsidiaries and non-bank subsidiaries. The Company receives substantially all of its cash from dividends paid by its subsidiaries. These dividends are the principal source of funds to pay dividends on the Company’s stock and interest and principal on its debt. Various federal and state laws and regulations limit the amount of dividends that our bank subsidiaries and certain of our non-bank subsidiaries may pay to the Company. Also, the Company’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to prior claims of the subsidiary’s creditors.

The Company has non-banking businesses that are subject to various risks and uncertainties The Company is a diversified financial services company, and the Company’s business model is based on a mix of businesses that provide a broad range of products and services delivered through multiple distribution channels. In addition to banking, the Company provides payment services, investments, mortgages and corporate and personal trust services. Although the Company believes its diversity helps lessen the effect of downturns in any one segment of its industry, it also means the Company’s earnings could be subject to various specific risks and uncertainties related to these non-banking businesses.

The Company’s stock price can be volatile The Company’s stock price can fluctuate widely in response to a variety of factors, including: actual or anticipated variations in the Company’s quarterly operating results; recommendations by securities analysts; significant acquisitions or business combinations; strategic partnerships, joint ventures or capital commitments by or involving the Company or the Company’s competitors; operating and stock price performance of other companies that investors deem comparable to the Company; new technology used or services offered by the Company’s competitors; news reports relating to trends, concerns and other issues in the financial services industry; and changes in government regulations.
General market fluctuations, industry factors and general economic and political conditions and events, including terrorist attacks, economic slowdowns or recessions, interest rate changes, credit loss trends or currency fluctuations, could also cause the Company’s stock price to decrease regardless of the Company’s operating results.

Website Access to SEC Reports U.S. Bancorp’s internet website can be found at usbank.com. U.S. Bancorp makes available free of charge on its website its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Exchange Act, as well as all other reports filed by U.S. Bancorp with the SEC, as soon as reasonably practicable after electronically filed with, or furnished to, the SEC.

Certifications U.S. Bancorp has filed as exhibits to its annual report on Form 10-K the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act. U.S. Bancorp has also submitted the required annual Chief Executive Officer certification to the New York Stock Exchange.

Governance Documents The Company’s Corporate Governance Guidelines, Code of Ethics and Business Conduct and Board of Directors committee charters are available free of charge on the Company’s web site at usbank.com, by clicking on “About U.S. Bancorp,” then “Corporate Governance.” Shareholders may request a free printed copy of any of these documents from the Company’s investor relations department by contacting them at investorrelations@usbank.com or calling (866) 775-9668.

U.S. BANCORP  119

Executive Officers

Richard K. Davis
Mr. Davis is Chairman, President and Chief Executive Officer of U.S. Bancorp. Mr. Davis, 50, has served as Chairman of U.S. Bancorp since December 2007, Chief Executive Officer since December 2006 and President since October 2004. He also served as Chief Operating Officer from October 2004 until December 2006. From the time of the merger of Firstar Corporation and U.S. Bancorp in February 2001 until October 2004, Mr. Davis served as Vice Chairman of U.S. Bancorp. From the time of the merger, Mr. Davis was responsible for Consumer Banking, including Retail Payment Solutions (card services), and he assumed additional responsibility for Commercial Banking in 2003. Mr. Davis has held management positions with our Company since joining Star Banc Corporation, one of our predecessors, in 1993 as Executive Vice President.

Jennie P. Carlson
Ms. Carlson is Executive Vice President of U.S. Bancorp. Ms. Carlson, 47, has served as Executive Vice President, Human Resources since January 2002. Until that time, she served as Executive Vice President, Deputy General Counsel and Corporate Secretary of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001. From 1995 until the merger, she was General Counsel and Secretary of Firstar Corporation and Star Banc Corporation.

Andrew Cecere
Mr. Cecere is Vice Chairman and Chief Financial Officer of U.S. Bancorp. Mr. Cecere, 47, has served as Chief Financial Officer of U.S. Bancorp since February 2007, and Vice Chairman since the merger of Firstar Corporation and U.S. Bancorp in February 2001. From February 2001 until February 2007 he was responsible for Wealth Management & Securities Services. Previously, he had served as an executive officer of the former U.S. Bancorp, including as Chief Financial Officer from May 2000 through February 2001.

William L. Chenevich
Mr. Chenevich is Vice Chairman of U.S. Bancorp. Mr. Chenevich, 64, has served as Vice Chairman of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001, when he assumed responsibility for Technology and Operations Services. Previously, he served as Vice Chairman of Technology and Operations Services of Firstar Corporation from 1999 to 2001.

Richard C. Hartnack
Mr. Hartnack is Vice Chairman of U.S. Bancorp. Mr. Hartnack, 62, has served in this position since April 2005, when he joined U.S. Bancorp to assume responsibility for Consumer Banking. Prior to joining U.S. Bancorp, he served as Vice Chairman of Union Bank of California from 1991 to 2005 with responsibility for Community Banking and Investment Services.

Richard J. Hidy
Mr. Hidy is Executive Vice President and Chief Risk Officer of U.S. Bancorp. Mr. Hidy, 45, has served in these positions since 2005. From 2003 until 2005, he served as Senior Vice President and Deputy General Counsel of U.S. Bancorp, having served as Senior Vice President and Associate General Counsel of U.S. Bancorp and Firstar Corporation since 1999.

Joseph C. Hoesley
Mr. Hoesley is Vice Chairman of U.S. Bancorp. Mr. Hoesley, 53, has served as Vice Chairman of U.S. Bancorp since June 2006. From June 2002 until June 2006, he served as Executive Vice President and National Group Head of Commercial Real Estate at U.S. Bancorp, having previously served as Senior Vice President and Group Head of Commercial Real Estate at U.S. Bancorp since joining U.S. Bancorp in 1992.

Pamela A. Joseph
Ms. Joseph is Vice Chairman of U.S. Bancorp. Ms. Joseph, 48, has served as Vice Chairman of U.S. Bancorp since December 2004. Since November 2004, she has been Chairman and Chief Executive Officer of NOVA Information Systems, Inc., a wholly owned subsidiary of U.S. Bancorp. Prior to that time, she had been President and Chief Operating Officer of NOVA Information Systems, Inc. since February 2000.

Lee R. Mitau
Mr. Mitau is Executive Vice President and General Counsel of U.S. Bancorp. Mr. Mitau, 59, has served in these positions since 1995. Mr. Mitau also serves as Corporate Secretary. Prior to 1995 he was a partner at the law firm of Dorsey & Whitney LLP.

Joseph M. Otting
Mr. Otting is Vice Chairman of U.S. Bancorp. Mr. Otting, 50, has served in this position since April 2005, when he assumed responsibility for Commercial Banking. Previously, he served as Executive Vice President, East Commercial Banking Group of U.S. Bancorp from June 2003 to April 2005. He served as Market President of U.S. Bank in Oregon from December 2001 until June 2003.

P.W. Parker
Mr. Parker is Executive Vice President and Chief Credit Officer of U.S. Bancorp. Mr. Parker, 51, has served in this position since October 2007. From March 2005 until October 2007, he served as Executive Vice President of Credit Portfolio Management of U.S. Bancorp, having served as Senior Vice President of Credit Portfolio Management of U.S. Bancorp since January 2002.

Richard B. Payne, Jr.
Mr. Payne is Vice Chairman of U.S. Bancorp. Mr. Payne, 60, has served in this position since July 2006, when he joined U.S. Bancorp to assume responsibility for Corporate Banking. Prior to joining U.S. Bancorp, he served as Executive Vice President for National City Corporation in Cleveland, with responsibility for Capital Markets, since 2001.

Diane L. Thormodsgard
Ms. Thormodsgard is Vice Chairman of U.S. Bancorp. Ms. Thormodsgard, 57, has served as Vice Chairman of U.S. Bancorp since April 2007, when she assumed responsibility for Wealth Management & Securities Services. From 1999 until April 2007, she served as President of Corporate Trust and Institutional Trust & Custody services of U.S. Bancorp, having previously served as Chief Administrative Officer of Corporate Trust at U.S. Bancorp from 1995 to 1999.

120  U.S. BANCORP

Directors

Richard K. Davis1,6
Chairman, President and Chief Executive Officer
U.S. Bancorp
Minneapolis, Minnesota

Douglas M. Baker, Jr.
Chairman, President and Chief Executive Officer
Ecolab Inc.
St. Paul, Minnesota

Victoria Buyniski Gluckman4,6
President and Chief Executive Officer
United Medical Resources, Inc.,
a wholly owned subsidiary of
UnitedHealth Group Incorporated
Cincinnati, Ohio

Arthur D. Collins, Jr.1,2,5
Chairman and Retired Chief Executive Officer
Medtronic, Inc.
Minneapolis, Minnesota

Peter H. Coors2,5
Vice Chairman
Molson Coors Brewing Company
Golden, Colorado

Joel W. Johnson3,6
Retired Chairman and Chief Executive Officer
Hormel Foods Corporation
Austin, Minnesota

Olivia F. Kirtley3,5
Business Consultant
Louisville, Kentucky

Jerry W. Levin1,2,5
Chairman and Chief Executive Officer
JW Levin Partners LLC
New York, New York

David B. O’Maley5,6
Chairman, President and Chief Executive Officer
Ohio National Financial Services, Inc.
Cincinnati, Ohio

O’dell M. Owens, M.D., M.P.H.1,3,4
Independent Consultant and Hamilton County Coroner
Cincinnati, Ohio

Richard G. Reiten3,4
Chairman and Retired Chief Executive Officer
Northwest Natural Gas Company
Portland, Oregon

Craig D. Schnuck4,6
Former Chairman and Chief Executive Officer
Schnuck Markets, Inc.
St. Louis, Missouri

Warren R. Staley1,2,3
Retired Chairman and Chief Executive Officer
Cargill, Incorporated
Minneapolis, Minnesota

Patrick T. Stokes1,2,6
Chairman and Retired Chief Executive Officer
Anheuser-Busch Companies, Inc.
St. Louis, Missouri

1.	Executive Committee

2.	Compensation Committee

3.	Audit Committee

4.	Community Reinvestment and Public Policy Committee

5.	Governance Committee

6.	Credit and Finance Committee

Securities Disclosures:

Investors should carefully consider the fund’s investment objectives, risks, charges, and expenses before investing. The prospectus contains this and other information; call 800.677.FUND or visit firstamericanfunds.com for a copy. Please read it carefully before investing.

Mutual fund investing involves risk; principal loss is possible.

Investing in specific sectors such as infrastructure-related securities may involve greater risk and volatility than more diversified investments. Risks include greater exposure to potential adverse economic, regulatory, political, and other changes affecting such securities. Foreign investing, especially in emerging markets, entails additional risks, including currency fluctuations, political and economic instability, accounting changes, and foreign taxation.

FAF Advisors, Inc., a registered investment advisor and subsidiary of U.S. Bank National Association, serves as an investment advisor to First American Funds. First American Funds are distributed by Quasar Distributors, LLC, an affiliate of the investment advisor.

Investment products, including shares of mutual funds, are not obligations of, or guaranteed by, any bank, including U.S. Bank or any U.S. Bancorp affiliate, nor are they insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. An investment in such products involves investment risk, including possible loss of principal. (1/2008)

U.S. BANCORP  121