Form 10-K, Exhibit 13
period 2008-12-31
US BANCORP \DE\
filed 2009-03-02
CIK 36104

Management’s Discussion and Analysis

OVERVIEW

In 2008, U.S. Bancorp and its subsidiaries (the “Company”) continued to demonstrate financial strength despite significant weakness in the domestic and global economy. Difficulties which began in the mortgage lending and homebuilding industries in 2007 expanded to many other sectors in 2008, as the impact of mortgage delinquencies, defaults and foreclosures, and falling housing values affected consumer confidence and led to a domestic recession in the United States. Despite these challenges, the Company’s comparative strength enabled it to attract significant new customers, and invest in business initiatives that strengthen its presence and product offerings for customers. While not immune to current economic conditions, the Company’s well diversified business has provided substantial resiliency to the credit challenges faced by financial institutions in today’s environment.
Despite the market challenges, the Company earned $2.9 billion in 2008. Additionally, the Company’s balance sheet is strong, reflecting prudent credit underwriting and allowance for credit losses, and strong capital and liquidity. In late 2008, the Company also increased its regulatory capital through the sale of $6.6 billion in preferred stock and warrants to the United States Treasury through the Capital Purchase Program. At December 31, 2008, the Company’s Tier 1 capital ratio was 10.6 percent and its total risk-based capital ratio was 14.3 percent. Credit rating organizations rate the Company’s debt among the highest of the Company’s large domestic banking peers, demonstrating the Company’s financial strength. At December 31, 2008, the Company’s tangible common equity divided by tangible assets was 3.2 percent (4.5 percent excluding accumulated other comprehensive income (loss)).
In 2008, the Company grew its loan portfolio and increased deposits significantly, both organically and through acquisition, including operations acquired from the Federal Deposit Insurance Corporation (“FDIC”). The Company’s organic loan growth was $18.4 billion (12.0 percent) in addition to $13.0 billion of acquired loans. Organic deposit growth was $14.4 billion (11.0 percent) in addition to $13.5 billion assumed in acquisitions. Although the balance sheet grew, increasing net interest income, net income decreased $1.4 billion from 2007, principally a result of increased provisions for credit losses and impairment on structured investment related securities because of lower valuations driven by declining home prices and other economic factors. As a result of the housing and overall economic weaknesses, the Company’s level of nonperforming assets as a percent of total loans and other real estate increased to 1.42 percent at December 31, 2008 from .45 percent at December 31, 2007.
The Company’s financial strength, business model, credit culture and focus on efficiency have enabled it to deliver solid financial performance. Given the current economic environment, the Company will continue to focus on managing credit losses and operating costs, while also utilizing its financial strength to grow market share. The Company believes it is well positioned for long-term growth in earnings per common share and industry-leading return on common equity. The Company intends to achieve these financial objectives by providing high-quality customer service, carefully managing costs, and where appropriate, strategically investing in businesses that diversify and generate fee-based revenues, enhance the Company’s distribution network or expand its product offerings.

Earnings Summary The Company reported net income of $2.9 billion in 2008, or $1.61 per diluted common share, compared with $4.3 billion, or $2.43 per diluted common share, in 2007. Return on average assets and return on average common equity were 1.21 percent and 13.9 percent, respectively, in 2008, compared with 1.93 percent and 21.3 percent, respectively, in 2007. The decline in the Company’s net income in 2008 was principally a result of higher provisions for credit loss and securities impairment charges. Credit quality of the loan portfolios declined in 2008 as a result of declines in housing markets and overall economic conditions. As a result, the Company recognized $1.3 billion in provisions for credit losses in excess of net charge-offs. Total net charge-offs were 1.10 percent of average loans outstanding in 2008, compared with .54 percent in 2007. The Company expects credit conditions to continue to worsen in 2009 with some moderation in the rate of deterioration late in the year if stimulus programs begin to favorably impact economic conditions. The Company also recorded $978 million of net securities losses, which included valuation impairment charges on structured investment securities, perpetual preferred stock (including the stock of government-sponsored enterprises (“GSEs”)) and non-agency mortgage backed securities.
Total net revenue, on a taxable-equivalent basis, for 2008 was $617 million (4.4 percent) higher than 2007, reflecting a 16.3 percent increase in net interest income, partially offset by a 6.6 percent decrease in noninterest income. Net interest income increased in 2008 as a result of strong growth in average earning assets of 10.5 percent year-over-year, as well as an improved net interest margin. The

U.S. BANCORP  19

net interest margin increased from 3.47 percent in 2007 to 3.66 percent in 2008, partially because of growth in higher-spread loans, but also the result of the Company’s interest rate sensitivity position benefiting from declining market rates. Noninterest income declined from a year ago because of the security impairment charges and increasing losses on retail lease end-of-term values, which reflected the weakening economy. The Company recorded $551 million of gains related to its ownership position in Visa, Inc. (“Visa Gains”), partially offsetting the decreases in noninterest income.
The Company’s efficiency ratio (the ratio of noninterest expense to taxable-equivalent net revenue excluding net securities gains or losses) continues to be among the best in the banking industry, decreasing to 47.4 percent in 2008 from 49.7 percent in 2007. Total noninterest expense in 2008 increased $428 million (6.1 percent), compared with 2007 as a result of continued investments in initiatives to

Table 1    SELECTED FINANCIAL DATA

Year Ended December 31
(Dollars and Shares in Millions, Except Per Share Data)	2008	2007	2006	2005	2004

Condensed Income Statement
Net interest income (taxable-equivalent basis) (a)	$7,866	$6,764	$6,790	$7,088	$7,140
Noninterest income	7,789	7,281	6,938	6,257	5,714
Securities gains (losses), net	(978)	15	14	(106)	(105)

Total net revenue	14,677	14,060	13,742	13,239	12,749
Noninterest expense	7,414	6,986	6,286	5,969	5,875
Provision for credit losses	3,096	792	544	666	669

Income before taxes	4,167	6,282	6,912	6,604	6,205
Taxable-equivalent adjustment	134	75	49	33	29
Applicable income taxes	1,087	1,883	2,112	2,082	2,009

Net income	$2,946	$4,324	$4,751	$4,489	$4,167

Net income applicable to common equity	$2,823	$4,264	$4,703	$4,489	$4,167

Per Common Share
Earnings per share	$1.62	$2.46	$2.64	$2.45	$2.21
Diluted earnings per share	1.61	2.43	2.61	2.42	2.18
Dividends declared per share	1.700	1.625	1.390	1.230	1.020
Book value per share	10.47	11.60	11.44	11.07	10.52
Market value per share	25.01	31.74	36.19	29.89	31.32
Average common shares outstanding	1,742	1,735	1,778	1,831	1,887
Average diluted common shares outstanding	1,757	1,758	1,804	1,857	1,913
Financial Ratios
Return on average assets	1.21%	1.93%	2.23%	2.21%	2.17%
Return on average common equity	13.9	21.3	23.6	22.5	21.4
Net interest margin (taxable-equivalent basis) (a)	3.66	3.47	3.65	3.97	4.25
Efficiency ratio (b)	47.4	49.7	45.8	44.7	45.7
Tangible common equity	3.2	4.7	5.2	5.6	6.2
Tangible common equity, excluding accumulated other comprehensive income (loss)	4.5	5.2	5.5	5.8	6.2
Average Balances
Loans	$165,552	$147,348	$140,601	$131,610	$120,670
Loans held for sale	3,914	4,298	3,663	3,290	3,079
Investment securities	42,850	41,313	39,961	42,103	43,009
Earning assets	215,046	194,683	186,231	178,425	168,123
Assets	244,400	223,621	213,512	203,198	191,593
Noninterest-bearing deposits	28,739	27,364	28,755	29,229	29,816
Deposits	136,184	121,075	120,589	121,001	116,222
Short-term borrowings	38,237	28,925	24,422	19,382	14,534
Long-term debt	39,250	44,560	40,357	36,141	35,115
Shareholders’ equity	22,570	20,997	20,710	19,953	19,459
Period End Balances
Loans	$185,229	$153,827	$143,597	$136,462	$124,941
Allowance for credit losses	3,639	2,260	2,256	2,251	2,269
Investment securities	39,521	43,116	40,117	39,768	41,481
Assets	265,912	237,615	219,232	209,465	195,104
Deposits	159,350	131,445	124,882	124,709	120,741
Long-term debt	38,359	43,440	37,602	37,069	34,739
Shareholders’ equity	26,300	21,046	21,197	20,086	19,539
Regulatory capital ratios
Tier 1 capital	10.6%	8.3%	8.8%	8.2%	8.6%
Total risk-based capital	14.3	12.2	12.6	12.5	13.1
Leverage	9.8	7.9	8.2	7.6	7.9

(a)	Presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.
(b)	Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding securities gains (losses), net.

20  U.S. BANCORP

expand the Company’s geographical presence and strengthen customer relationships, including acquisitions, investments in relationship managers, branch initiatives and Payment Services’ businesses. Growth in expenses from a year ago also included costs related to investments in affordable housing and other tax-advantaged products and an increase in credit-related costs for other real estate owned and collection activities.

Acquisitions On November 21, 2008, the Company acquired the banking operations of Downey Savings & Loan Association, F.A., and PFF Bank & Trust (“Downey” and “PFF”, respectively) from the FDIC. The Company acquired $13.7 billion of Downey’s assets and assumed $12.3 billion of its liabilities, and acquired $3.7 billion of PFF’s assets and assumed $3.5 billion of its liabilities. In connection with these acquisitions, the Company entered into loss sharing agreements with the FDIC (“Loss Sharing Agreements”) providing for specified credit loss and asset yield protection for all single family residential mortgages and a significant portion of commercial and commercial real estate loans and foreclosed real estate (“covered assets”). At the acquisition date, the Company estimated the covered assets would incur approximately $4.7 billion of cumulative losses, including the present value of expected interest rate decreases on loans the Company expects to modify. These losses, if incurred, will be offset by an estimated $2.4 billion benefit to be received by the Company from the FDIC under the Loss Sharing Agreements. Under the terms of the Loss Sharing Agreements, the Company will incur the first $1.6 billion of specified losses (“First Loss Position”) on the covered assets, which was approximately the predecessors’ carrying amount of the net assets acquired. The Company acquired these net assets for a nominal amount of consideration. After the First Loss Position, the Company will incur 20 percent of the next $3.1 billion of specified losses and only 5 percent of specified losses beyond that amount. The Company estimates its share of losses beyond the First Loss Position will be approximately $.7 billion, which was approximately the amount the Company considered in determining the amount of its bid for the acquired operations.
The Company identified the acquired non-revolving loans experiencing credit deterioration, representing the majority of assets acquired, and recorded these assets in the financial statements at their estimated fair value, reflecting expected credit losses and the estimated impact of the Loss Sharing Agreements. As a result, the Company will not record additional provision for credit losses or report charge-offs on these loans unless further credit deterioration occurs after the date of acquisition. The Company recorded all other loans at the predecessors’ carrying amount, net of fair value adjustments for any interest rate related discount or premium, and an allowance for credit losses. At December 31, 2008, $11.5 billion of the Company’s assets were covered by Loss Sharing Agreements. The Company’s financial disclosures segregate acquired covered assets from assets not subject to the Loss Sharing Agreements.
Refer to Note 3 of the Notes to Consolidated Financial Statements for additional information regarding business combinations.

STATEMENT OF INCOME ANALYSIS

Net Interest Income Net interest income, on a taxable-equivalent basis, was $7.9 billion in 2008, compared with $6.8 billion in 2007 and 2006. The $1.1 billion (16.3 percent) increase in net interest income in 2008, compared with 2007, was attributed to strong growth in average earning assets, as well as an improved net interest margin. Average earning assets were $215.0 billion for 2008, compared with $194.7 billion and $186.2 billion for 2007 and 2006, respectively. The $20.3 billion (10.5 percent) increase in average earning assets in 2008 over 2007 was principally a result of growth in total average loans of $18.2 billion (12.4 percent) and average investment securities of $1.5 billion (3.7 percent). The net interest margin in 2008 was 3.66 percent, compared with 3.47 percent in 2007 and 3.65 percent in 2006. The increase in the net interest margin reflected growth in higher-spread loans, asset/liability re-pricing in a declining interest rate environment and wholesale funding mix during a period of significant volatility in short-term funding markets. Refer to the “Interest Rate Risk Management” section for further information on the sensitivity of the Company’s net interest income to changes in interest rates.
Average total loans were $165.6 billion in 2008, compared with $147.3 billion in 2007. Average loans increased $18.2 billion (12.4 percent) in 2008, driven by growth in retail loans of $6.7 billion (13.7 percent), commercial loans of $6.5 billion (13.6 percent), commercial real estate loans of $2.5 billion (8.8 percent), residential mortgages of $1.2 billion (5.3 percent) and covered assets of $1.3 billion. The increase in average retail loans included growth in credit card balances of 24.9 percent as a result of growth in branch originated, co-branded and financial institution partner portfolios. Average installment and home equity loans included in retail loans increased 7.1 percent and 10.2 percent, respectively, while average retail leasing balances declined approximately 17.1 percent as the Company adjusted its programs to reflect current market conditions, reducing new lease production. Retail loan growth in 2008 also included an increase of $2.6 billion in average federally guaranteed student loan balances as a result of the transfer of $1.7 billion of loans held for sale to loans held for investment, and a portfolio purchase during 2008. The increase in average commercial loans was

U.S. BANCORP  21

Table 2    ANALYSIS OF NET INTEREST INCOME

				2008	2007
(Dollars in Millions)	2008	2007	2006	v 2007	v 2006
Components of Net Interest Income
Income on earning assets (taxable-equivalent basis) (a)	$12,630	$13,309	$12,351	$(679)	$958
Expense on interest-bearing liabilities (taxable-equivalent basis)	4,764	6,545	5,561	(1,781)	984

Net interest income (taxable-equivalent basis)	$7,866	$6,764	$6,790	$1,102	$(26)

Net interest income, as reported	$7,732	$6,689	$6,741	$1,043	$(52)

Average Yields and Rates Paid
Earning assets yield (taxable-equivalent basis)	5.87%	6.84%	6.63%	(.97)%	.21%
Rate paid on interest-bearing liabilities (taxable-equivalent basis)	2.58	3.91	3.55	(1.33)	.36

Gross interest margin (taxable-equivalent basis)	3.29%	2.93%	3.08%	.36%	(.15)%

Net interest margin (taxable-equivalent basis)	3.66%	3.47%	3.65%	.19%	(.18)%

Average Balances
Investment securities	$42,850	$41,313	$39,961	$1,537	$1,352
Loans	165,552	147,348	140,601	18,204	6,747
Earning assets	215,046	194,683	186,231	20,363	8,452
Interest-bearing liabilities	184,932	167,196	156,613	17,736	10,583
Net free funds (b)	30,114	27,487	29,618	2,627	(2,131)

(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a federal tax rate of 35 percent.
(b)	Represents noninterest-bearing deposits, other noninterest-bearing liabilities and equity, allowance for loan losses, and unrealized gain (loss) on available-for-sale securities, less non-earning assets.

principally a result of growth in corporate and commercial banking balances as new and existing business customers used bank credit facilities to fund business growth and liquidity requirements. The growth in average commercial real estate balances reflected new business growth, primarily in business owner-occupied and commercial properties, driven by capital market conditions and the acquisition of Mellon 1st Business Bank. The increase in residential mortgages reflected increased origination activity as a result of current market interest rate declines. Average covered assets of $1.3 billion consisted of loans and foreclosed real estate acquired in the Downey and PFF acquisitions. Approximately 70 percent of the covered assets are single family residential mortgages.
Average investment securities were $1.5 billion (3.7 percent) higher in 2008, compared with 2007. The increase principally reflected the full year impact of holding the structured investment securities the Company purchased in the fourth quarter of 2007 from certain money market funds managed by an affiliate, higher government agency securities, maturities and sales of mortgage-backed securities, and realized and unrealized losses on certain investment securities recorded in 2008.
Average noninterest-bearing deposits in 2008 were $1.4 billion (5.0 percent) higher than 2007. The increase reflected higher business and other demand deposit balances, impacted by customer flight to quality and the Mellon 1st Business Bank acquisition.
Average total savings products increased $6.6 billion (11.6 percent) in 2008, compared with 2007, principally as a result of a $5.0 billion (19.2 percent) increase in interest checking balances from broker-dealer, institutional trust, government and consumer banking customers, and a $1.0 billion (3.8 percent) increase in money market savings balances driven primarily by higher broker-dealer and consumer banking balances.
Average time certificates of deposit less than $100,000 were lower in 2008 by $1.1 billion (7.3 percent), compared with 2007. The decline in time certificates of deposit less than $100,000 was due to the Company’s funding and pricing decisions and competition for these deposits. Average time deposits greater than $100,000 increased by $8.2 billion (36.7 percent) in 2008, compared with 2007, as a result of the Company’s wholesale funding decisions and the ability to attract larger customer deposits as a result of the Company’s relative strength given current market conditions.
The decline in net interest income in 2007, compared with 2006, reflected growth in average earning assets, more than offset by a lower net interest margin. The $8.5 billion (4.5 percent) increase in average earning assets for 2007, compared with 2006, was primarily driven by growth in average loans and average investment securities. The 18 basis point decline in net interest margin in 2007, compared with 2006, reflected the competitive business environment in 2007, the impact of a flat yield curve during the first half of the year and lower net free funds. In addition, funding costs were higher because rates paid on interest-bearing deposits increased and the funding mix shifted toward higher cost deposits, as customers migrated

22  U.S. BANCORP

Table 3    NET INTEREST INCOME — CHANGES DUE TO RATE AND VOLUME (a)

	2008 v 2007			2007 v 2006
(Dollars in Millions)	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Increase (decrease) in
Interest Income
Investment securities	$83	$(162)	$(79)	$70	$106	$176
Loans held for sale	(25)	(25)	(50)	41	–	41
Loans
Commercial loans	427	(868)	(441)	155	19	174
Commercial real estate	183	(491)	(308)	(12)	(13)	(25)
Residential mortgage	72	(7)	65	60	70	130
Retail loans	560	(506)	54	279	199	478

Total loans, excluding covered assets	1,242	(1,872)	(630)	–	–	–
Covered assets	61	–	61	–	–	–

Total loans	1,303	(1,872)	(569)	482	275	757
Other earning assets	80	(61)	19	(22)	6	(16)

Total earning assets	1,441	(2,120)	(679)	571	387	958
Interest Expense
Interest-bearing deposits
Interest checking	67	(167)	(100)	25	93	118
Money market accounts	25	(346)	(321)	(28)	110	82
Savings accounts	2	(1)	1	(1)	1	–
Time certificates of deposit less than $100,000	(47)	(125)	(172)	34	86	120
Time deposits greater than $100,000	400	(681)	(281)	2	43	45

Total interest-bearing deposits	447	(1,320)	(873)	32	333	365
Short-term borrowings	493	(880)	(387)	229	60	289
Long-term debt	(269)	(252)	(521)	201	129	330

Total interest-bearing liabilities	671	(2,452)	(1,781)	462	522	984

Increase (decrease) in net interest income	$770	$332	$1,102	$109	$(135)	$(26)

(a)	This table shows the components of the change in net interest income by volume and rate on a taxable-equivalent basis utilizing a tax rate of 35 percent. This table does not take into account the level of noninterest-bearing funding, nor does it fully reflect changes in the mix of assets and liabilities. The change in interest not solely due to changes in volume or rates has been allocated on a pro-rata basis to volume and yield/rate.

to higher rate products, and other funding sources. An increase in loan fees partially offset these factors.
Average loans in 2007 were higher by $6.7 billion (4.8 percent), compared with 2006, driven by growth in retail loans, commercial loans and residential mortgages. Average investment securities were $1.4 billion (3.4 percent) higher in 2007, compared with 2006, principally reflecting higher balances in the municipal securities portfolio and the purchase in the fourth quarter of 2007 of securities of certain money market funds managed by an affiliate. Average noninterest-bearing deposits in 2007 were $1.4 billion (4.8 percent) lower than in 2006. The decrease reflected a decline in personal and business demand deposits, partially offset by higher trust deposits. Average total savings products increased $.9 billion (1.7 percent) in 2007, compared with 2006, as increases in interest checking balances more than offset declines in money market and savings balances. Average interest checking balances increased from 2006 to 2007 by $2.6 billion (10.9 percent) due to higher broker-dealer, government and institutional trust balances. Average money market savings account balances declined from 2006 to 2007 by $1.3 billion (5.0 percent) as a result of the Company’s deposit pricing decisions for money market products in relation to other fixed-rate deposit products offered. Average time certificates of deposit less than $100,000 grew $.9 billion (6.5 percent) in 2007 compared with 2006, primarily driven by the migration of money market balances to certificates of deposit within the Consumer Banking and Wealth Management & Securities Services business lines, as customers migrated balances to higher rate deposits. Average time deposits greater than $100,000 were approximately the same in 2007 as in 2006.

Provision for Credit Losses The provision for credit losses reflects changes in the credit quality of the entire portfolio of loans, considering the credit loss protection from the Loss Sharing Agreements with the FDIC, and is maintained at a level considered appropriate by management for probable and estimable incurred losses, based on factors discussed in the “Analysis and Determination of Allowance for Credit Losses” section.
In 2008, the provision for credit losses was $3,096 million, compared with $792 million and $544 million in 2007 and 2006, respectively. The

U.S. BANCORP  23

$2,304 million increase in the provision for credit losses in 2008 reflected an increase in net charge-offs of $1,027 million and $1,277 million provision in excess of charge-offs. The increases in the provision and allowance for credit losses from 2007 reflected continuing stress in the residential real estate markets, including homebuilding and related supplier industries, driven by declining home prices in most geographic regions. The increases also reflected deteriorating economic conditions and the corresponding impact on the commercial and consumer loan portfolios. Nonperforming loans increased $1,854 million ($1,211 million excluding covered assets) over December 31, 2007. The increase was driven primarily by weakening real estate values and the impact of the economic slowdown on other commercial customers, and included increases in commercial real estate loans of $781 million, commercial loans of $211 million and residential mortgages of $156 million. Net charge-offs increased $1,027 million from 2007, primarily due to the factors affecting the residential housing markets, including the impact on homebuilding and related industries, and credit costs associated with credit card and other consumer loan growth over the past year.
Accruing loans ninety days or more past due increased $970 million ($383 million excluding covered assets), primarily due to residential mortgages, credit cards and home equity loans. Restructured loans that continue to accrue interest increased $958 million, reflecting the impact of restructurings for residential mortgage and credit card customers as a result of current economic conditions. The Company expects to restructure a substantial amount of the covered assets over the next two years following guidelines promulgated by the FDIC, which can include reductions in the interest rate, deferral of principal, and extended maturity. The economic loss associated with such concessions on covered assets is part of the Loss Sharing Agreements.
The $248 million (45.6 percent) increase in the provision for credit losses in 2007, compared with 2006, reflected growth in credit card accounts, increased loan delinquencies and nonperforming loans, and higher commercial and consumer credit losses. Nonperforming loans increased $87 million (18.5 percent) in 2007, as a result of stress in condominium and other residential home construction. Accruing loans ninety days or more past due increased $235 million (67.3 percent), primarily related to residential mortgages, credit cards and home equity loans. Restructured loans that continued to accrue interest increased $127 million (31.3 percent), reflecting the impact of programs for credit card and sub-prime residential mortgage customers. Net charge-offs increased $248 million (45.6 percent) over 2006, primarily due to an increase in consumer charge-offs principally related to growth in credit card balances, and somewhat higher commercial loan net charge-offs. In addition, net charge-offs were lower during 2006, reflecting the beneficial impact of bankruptcy legislation that went into effect during the fourth quarter of 2005.
Refer to “Corporate Risk Profile” for further information on the provision for credit losses, net charge-offs, nonperforming assets and other factors considered by the Company in assessing the credit quality of the loan portfolio and establishing the allowance for credit losses.

Noninterest Income Noninterest income in 2008 was $6.8 billion, compared with $7.3 billion in 2007 and $7.0 billion in 2006. The $485 million (6.6 percent) decrease in 2008 from 2007, was driven by impairment charges related to structured investment securities, perpetual preferred stock (including the stock of GSEs), and certain non-agency mortgage-backed securities, as well as higher retail lease residual losses. These items were partially offset by $551 million of Visa Gains and growth in fee income. Noninterest income for 2008 was also reduced by the adoption of Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements”, effective January 1, 2008. Upon adoption of SFAS 157, trading revenue decreased $62 million, as principal market and nonperformance risk is now required to be considered when determining the fair value of customer derivatives. In addition, under SFAS 157 mortgage production gains increased, because direct origination costs are no longer deferred on mortgage loans held for sale (“MLHFS”).
The growth in credit and debit card revenue of 8.5 percent was primarily driven by an increase in customer accounts and higher customer transaction volumes from a year ago. The corporate payment products revenue growth of 5.2 percent reflected growth in sales volumes and business expansion. ATM processing services revenue increased 11.9 percent over the prior year due primarily to growth in transaction volumes, including the impact of additional ATMs during 2008. Merchant processing services revenue was 3.9 percent higher in 2008, compared with 2007, reflecting higher transaction volume and business expansion. Treasury management fees increased 9.5 percent over 2007 due primarily to the favorable impact of declining rates on customer compensating balances. Commercial products revenue increased 13.6 percent over the prior year due to higher foreign exchange revenue, syndication fees, letter of credit fees, fees on customer derivatives, and other commercial loan fees. Mortgage banking revenue increased 4.2 percent in 2008, compared with 2007, due to an increase in mortgage servicing income and production revenue, partially offset by a net decrease in the valuation of mortgage servicing rights (“MSRs”) and related economic hedging instruments. Other income was 41.4 percent higher

24  U.S. BANCORP

Table 4    NONINTEREST INCOME

				2008	2007
(Dollars in Millions)	2008	2007	2006	v 2007	v 2006
Credit and debit card revenue	$1,039	$958	$809	8.5%	18.4%
Corporate payment products revenue	671	638	562	5.2	13.5
ATM processing services	366	327	313	11.9	4.5
Merchant processing services	1,151	1,108	966	3.9	14.7
Trust and investment management fees	1,314	1,339	1,235	(1.9)	8.4
Deposit service charges	1,081	1,077	1,042	.4	3.4
Treasury management fees	517	472	441	9.5	7.0
Commercial products revenue	492	433	415	13.6	4.3
Mortgage banking revenue	270	259	192	4.2	34.9
Investment products fees and commissions	147	146	150	.7	(2.7)
Securities gains (losses), net	(978)	15	14	*	7.1
Other	741	524	813	41.4	(35.5)

Total noninterest income	$6,811	$7,296	$6,952	(6.6)%	4.9%

*	Not meaningful

due to the Visa Gains, partially offset by higher retail lease residual losses, lower equity investment revenue, market valuation losses and the $62 million unfavorable impact to trading income from the adoption of SFAS 157.
The $344 million (4.9 percent) increase in 2007 noninterest income over 2006, was driven by fee-based revenue growth in most fee categories, offset somewhat by $107 million in valuation losses related to securities purchased from certain money market funds managed by an affiliate in the fourth quarter of 2007. Additionally, 2006 included several significant items representing approximately $142 million of incremental revenue, including: higher trading income related to gains from the termination of certain interest rate swaps, equity gains from the initial public offering and subsequent sale of the equity interests in a cardholder association, a gain on the sale of a 401(k) defined contribution recordkeeping business, and a favorable settlement in the merchant processing business, offset by lower mortgage banking revenue due to adopting fair value accounting standards for MSRs. The growth in credit and debit card revenue in 2007 was primarily driven by an increase in customer accounts and higher customer transaction volumes. The corporate payment products revenue growth reflected growth in customer sales volumes and card usage, and the impact of an acquired business. Merchant processing services revenue was higher, reflecting an increase in customers and sales volumes on both a domestic and global basis. Trust and investment management fees increased primarily due to core account growth and favorable equity market conditions. Deposit service charges were higher due primarily to increased transaction-related fees and the impact of continued growth in net new checking accounts. Treasury management fees increased due to new product offerings and higher transaction volumes. Commercial products revenue increased due to higher syndication fees, foreign exchange and commercial leasing revenue. Mortgage banking revenue increased due to an increase in mortgage originations and servicing income, partially offset by an adverse net change in the valuation of MSRs and related economic hedging activities given changing interest rates. Growth in these fee-based revenue categories was partially offset by slightly lower investment products fees and commissions and a decline in other income. The reduction of other income reflected the valuation losses recognized in 2007, related to securities purchased from certain money market funds managed by an affiliate and the 2006 asset gains previously discussed.

Noninterest Expense Noninterest expense in 2008 was $7.4 billion, compared with $7.0 billion in 2007 and $6.3 billion in 2006. The Company’s efficiency ratio was 47.4 percent in 2008, compared with 49.7 percent in 2007. The $428 million (6.1 percent) increase in noninterest expense in 2008, compared with 2007, was principally due to investments in business initiatives including acquisitions, higher credit collection costs, and incremental expenses associated with investments in tax-advantaged projects, partially offset by the $330 million Visa Charge recognized in 2007.
Compensation expense was 15.1 percent higher in 2008 due to growth in ongoing bank operations, acquired businesses and other bank initiatives to increase the Company’s banking presence and enhance customer relationship management. The increase in compensation expense was also due to the adoption of an accounting standard in the first quarter of 2008, under which compensation expense is no longer deferred for MLHFS. Employee benefits expense increased 4.3 percent year-over-year as higher payroll taxes and medical costs were partially offset by lower pension costs, due to the utilization of a higher discount rate and amortization of unrecognized actuarial gains from prior years. Net occupancy and

U.S. BANCORP  25

Table 5    NONINTEREST EXPENSE

				2008	2007
(Dollars in Millions)	2008	2007	2006	v 2007	v 2006
Compensation	$3,039	$2,640	$2,513	15.1%	5.1%
Employee benefits	515	494	481	4.3	2.7
Net occupancy and equipment	781	738	709	5.8	4.1
Professional services	240	233	199	3.0	17.1
Marketing and business development	310	260	233	19.2	11.6
Technology and communications	598	561	545	6.6	2.9
Postage, printing and supplies	294	283	265	3.9	6.8
Other intangibles	355	376	355	(5.6)	5.9
Other	1,282	1,401	986	(8.5)	42.1

Total noninterest expense	$7,414	$6,986	$6,286	6.1%	11.1%

Efficiency ratio	47.4%	49.7%	45.8%

equipment expense increased 5.8 percent primarily due to acquisitions and branch-based and other business expansion initiatives. Marketing and business development expense increased 19.2 percent over the prior year due to costs incurred in 2008 for a national advertising campaign, as well as a $25 million charitable contribution made to the Company’s foundation. Technology and communications expense increased 6.6 percent due to higher processing volumes and business expansion. Other intangibles expense decreased 5.6 percent from the prior year reflecting the timing and relative size of recent acquisitions. Other expense decreased 8.5 percent from the prior year, primarily due to the $330 million Visa Charge recognized in 2007, partially offset by increases in 2008 in credit-related costs for other real estate owned and loan collection activities and investments in tax-advantaged projects.
The $700 million (11.1 percent) increase in noninterest expense in 2007, compared with 2006, was principally due to the $330 million Visa Charge recognized in 2007, as well as higher credit costs, incremental growth in tax-advantaged projects and specific investment in revenue-enhancing business initiatives. Compensation expense was higher primarily due to investment in personnel within the branch distribution network, enhancing relationship management processes and supporting organic business growth and acquired businesses. Employee benefits expense increased as higher medical costs were partially offset by lower pension costs. Net occupancy and equipment expense increased primarily due to bank acquisitions and investments in branches. Professional services expense was higher due to revenue enhancing business initiatives, higher litigation-related costs, and higher legal fees associated with the establishment of a bank charter in Ireland to support pan-European payment processing. Marketing and business development expense increased due to higher customer promotion, solicitation and advertising activities. Postage, printing and supplies increased due to increasing customer promotional mailings and changes in postal rates. Other intangibles expense increased due to acquisitions. Other expense increased primarily due to the $330 million Visa Charge. These increases were partially offset by $33 million of debt prepayment charges recorded during 2006.

Pension Plans Because of the long-term nature of pension plans, the related accounting is complex and can be impacted by several factors, including investment funding policies, accounting methods, and actuarial assumptions.
The Company’s pension accounting reflects the long-term nature of the benefit obligations and the investment horizon of plan assets. Amounts recorded in the financial statements reflect actuarial assumptions about participant benefits and plan asset returns. Changes in actuarial assumptions, and differences in actual plan experience compared with actuarial assumptions, are deferred and recognized in expense in future periods. Differences related to participant benefits are recognized over the future service period of the employees. Differences related to the expected return on plan assets are included in expense over a twelve-year period.
At December 31, 2008, the Company had an $888 million cumulative difference between actuarially-assumed returns on plan assets and actual experience. If the performance of plan assets equals the actuarially-assumed long-term rate of return (“LTROR”), this difference will increase pension expense incrementally $35 million in 2009, $37 million in 2010, $46 million in 2011, $49 million in 2012, and $61 million in 2013. In addition to the asset return differences, the Company expects pension expense will increase an additional $7 million in 2009 related to other actuarial gains and losses. Because of the complexity of forecasting pension plan activities, the accounting methods utilized for pension plans, the Company’s ability to respond to factors affecting the plans and the hypothetical nature of actuarial assumptions, actual pension expense will differ from these amounts.
Refer to Note 17 of the Notes to the Consolidated Financial Statements for further information on the

26  U.S. BANCORP

Company’s pension plan funding practices, investment policies and asset allocation strategies, and accounting policies for pension plans.

The following table shows an analysis of hypothetical changes in the LTROR and discount rate:

	Down 100	Up 100
LTROR (Dollars in Millions)	basis points	basis points

Incremental benefit (expense)	$(25)	$25
Percent of 2008 net income	(.53)%	.53%

	Down 100	Up 100
Discount Rate (Dollars in Millions)	basis points	basis points

Incremental benefit (expense)	$(60)	$48
Percent of 2008 net income	(1.26)%	1.01%

Income Tax Expense The provision for income taxes was $1,087 million (an effective rate of 27.0 percent) in 2008, compared with $1,883 million (an effective rate of 30.3 percent) in 2007 and $2,112 million (an effective rate of 30.8 percent) in 2006. The decrease in the effective tax rate from 2007 reflected the marginal impact of lower pre-tax income and the relative amount of tax-exempt income from investment securities and insurance products, and incremental tax credits from affordable housing and other tax-advantaged investments.
Included in 2006 was a reduction of income tax expense of $61 million related to the resolution of federal income tax examinations covering substantially all of the Company’s legal entities for all years through 2004 and $22 million related to certain state examinations.
For further information on income taxes, refer to Note 19 of the Notes to Consolidated Financial Statements.

BALANCE SHEET ANALYSIS

Average earning assets were $215.0 billion in 2008, compared with $194.7 billion in 2007. The increase in average earning assets of $20.3 billion (10.5 percent) was due to growth in total average loans of $18.2 billion (12.4 percent), investment securities of $1.5 billion (3.7 percent) and other earning assets of $1.0 billion (58.4 percent), partially offset by lower loans held-for-sale. The change in total average earning assets was principally funded by increases of $13.7 billion in interest-bearing deposits and $4.0 billion in wholesale funding.
For average balance information, refer to Consolidated Daily Average Balance Sheet and Related Yields and Rates on pages 118 and 119.

Table 6    LOAN PORTFOLIO DISTRIBUTION

	2008		2007		2006		2005		2004
		Percent		Percent		Percent		Percent		Percent
At December 31 (Dollars in Millions)	Amount	of Total	Amount	of Total	Amount	of Total	Amount	of Total	Amount	of Total
Commercial
Commercial	$49,759	26.9%	$44,832	29.1%	$40,640	28.3%	$37,844	27.7%	$35,210	28.2%
Lease financing	6,859	3.7	6,242	4.1	5,550	3.9	5,098	3.7	4,963	4.0

Total commercial	56,618	30.6	51,074	33.2	46,190	32.2	42,942	31.4	40,173	32.2
Commercial Real Estate
Commercial mortgages	23,434	12.6	20,146	13.1	19,711	13.7	20,272	14.9	20,315	16.3
Construction and development	9,779	5.3	9,061	5.9	8,934	6.2	8,191	6.0	7,270	5.8

Total commercial real estate	33,213	17.9	29,207	19.0	28,645	19.9	28,463	20.9	27,585	22.1
Residential Mortgages
Residential mortgages	18,232	9.8	17,099	11.1	15,316	10.7	14,538	10.7	9,722	7.8
Home equity loans, first liens	5,348	2.9	5,683	3.7	5,969	4.1	6,192	4.5	5,645	4.5

Total residential mortgages	23,580	12.7	22,782	14.8	21,285	14.8	20,730	15.2	15,367	12.3
Retail
Credit card	13,520	7.3	10,956	7.1	8,670	6.0	7,137	5.2	6,603	5.3
Retail leasing	5,126	2.8	5,969	3.9	6,960	4.9	7,338	5.4	7,166	5.7
Home equity and second mortgages	19,177	10.3	16,441	10.7	15,523	10.8	14,979	11.0	14,851	11.9
Other retail
Revolving credit	3,205	1.7	2,731	1.8	2,563	1.8	2,504	1.8	2,541	2.0
Installment	5,525	3.0	5,246	3.4	4,478	3.1	3,582	2.6	2,767	2.2
Automobile	9,212	5.0	8,970	5.8	8,693	6.1	8,112	6.0	7,419	5.9
Student	4,603	2.5	451	.3	590	.4	675	.5	469	.4

Total other retail	22,545	12.2	17,398	11.3	16,324	11.4	14,873	10.9	13,196	10.5

Total retail	60,368	32.6	50,764	33.0	47,477	33.1	44,327	32.5	41,816	33.4

Total loans, excluding covered assets	173,779	93.8	153,827	100.0	143,597	100.0	136,462	100.0	124,941	100.0
Covered assets	11,450	6.2	–	–	–	–	–	–	–	–

Total loans	$185,229	100.0%	$153,827	100.0%	$143,597	100.0%	$136,462	100.0%	$124,941	100.0%

U.S. BANCORP  27

Loans The Company’s loan portfolio was $185.2 billion at December 31, 2008, an increase of $31.4 billion (20.4 percent) from December 31, 2007. The increase was driven by growth in all major loan categories, including retail loans (18.9 percent), commercial loans (10.9 percent), commercial real estate loans (13.7 percent) and residential mortgages (3.5 percent). The increase was also due to the addition of $11.5 billion of covered assets, related to the Downey and PFF acquisitions in the fourth quarter of 2008. Table 6 provides a summary of the loan distribution by product type, while Table 10 provides a summary of selected loan maturity distribution by loan category. Average total loans increased $18.2 billion (12.4 percent) in 2008, compared with 2007. The increase was due to growth in all major loan categories.

Commercial Commercial loans, including lease financing, increased $5.5 billion (10.9 percent) as of December 31, 2008, compared with December 31, 2007. The growth in commercial loans was primarily driven by new and existing customers utilizing bank credit facilities to fund business growth and liquidity requirements, as well as growth in commercial leasing balances. Average commercial loans increased $6.5 billion (13.6 percent) in 2008, compared with 2007, primarily due to an increase in commercial loan demand driven by general economic conditions in 2008. Table 7 provides a summary of commercial loans by industry and geographical locations.

Commercial Real Estate The Company’s portfolio of commercial real estate loans, which includes commercial mortgages and construction loans, increased $4.0 billion (13.7 percent) at December 31, 2008, compared with December 31, 2007. The growth in commercial real estate loans reflected changing market conditions that have limited borrower access to the capital markets, and loans acquired in 2008 business combinations. Table 8 provides a summary of commercial real estate by property type and geographical locations. The collateral for $.8 billion of commercial real estate loans included in covered assets at December 31, 2008 was in California.

Table 7    COMMERCIAL LOANS BY INDUSTRY GROUP AND GEOGRAPHY, EXCLUDING COVERED ASSETS

	December 31, 2008		December 31, 2007
Industry Group (Dollars in Millions)	Loans	Percent	Loans	Percent
Consumer products and services	$10,706	18.9%	$9,576	18.8%
Financial services	6,669	11.8	7,693	15.1
Capital goods	4,945	8.7	4,144	8.1
Commercial services and supplies	4,420	7.8	3,982	7.8
Property management and development	3,896	6.9	3,239	6.3
Healthcare	3,614	6.4	2,521	4.9
Consumer staples	2,568	4.5	1,897	3.7
Agriculture	2,447	4.3	2,746	5.4
Energy	2,320	4.1	1,576	3.1
Paper and forestry products, mining and basic materials	2,308	4.1	2,289	4.5
Transportation	1,910	3.4	1,685	3.3
Information technology	1,230	2.2	1,085	2.1
Private investors	1,194	2.1	2,197	4.3
Other	8,391	14.8	6,444	12.6

Total	$56,618	100.0%	$51,074	100.0%

Geography

California	$6,638	11.7%	$5,091	10.0%
Colorado	2,825	5.0	2,490	4.9
Illinois	3,710	6.6	2,899	5.7
Minnesota	6,195	10.9	6,254	12.2
Missouri	1,955	3.5	1,690	3.3
Ohio	2,915	5.2	2,554	5.0
Oregon	2,171	3.8	2,021	4.0
Washington	2,677	4.7	2,364	4.6
Wisconsin	2,621	4.6	2,337	4.6
Iowa, Kansas, Nebraska, North Dakota, South Dakota	3,755	6.6	5,150	10.1
Arkansas, Indiana, Kentucky, Tennessee	2,075	3.7	2,066	4.0
Idaho, Montana, Wyoming	1,124	2.0	1,033	2.0
Arizona, Nevada, Utah	1,993	3.5	1,947	3.8

Total banking region	40,654	71.8	37,896	74.2
Outside the Company’s banking region	15,964	28.2	13,178	25.8

Total	$56,618	100.0%	$51,074	100.0%

28  U.S. BANCORP

The Company classifies loans as construction until the completion of the construction phase. Following construction, if a loan is retained, the loan is reclassified to the commercial mortgage category. In 2008, approximately $327 million of construction loans were reclassified to the commercial mortgage loan category for permanent financing after completion of the construction phase. At December 31, 2008, $200 million of tax-exempt industrial development loans were secured by real estate. The Company’s commercial real estate mortgages and construction loans had unfunded commitments of $8.0 billion and $8.9 billion at December 31, 2008 and 2007, respectively. The Company also finances the operations of real estate developers and other entities with operations related to real estate. These loans are not secured directly by real estate and are subject to terms and conditions similar to commercial loans. These loans were included in the commercial loan category and totaled $2.2 billion at December 31, 2008.

Residential Mortgages Residential mortgages held in the loan portfolio at December 31, 2008, increased $.8 billion (3.5 percent) from December 31, 2007. The growth was principally the result of an increase in mortgage banking activity and higher consumer finance originations. Most loans retained in the portfolio are to customers with prime or near-prime credit characteristics at the date of origination.

Retail Total retail loans outstanding, which include credit card, retail leasing, home equity and second mortgages and other retail loans, increased $9.6 billion (18.9 percent) at December 31, 2008, compared with December 31, 2007. Average retail loans increased $6.7 billion (13.7 percent) in 2008, compared with 2007. The increases included higher student loans of $4.2 billion due to the purchase of a portfolio during 2008 and the reclassification of federally guaranteed student loans held for sale into the held for investment portfolio as a result of a change in business strategy. The increases also reflected growth in home equity, credit card and installment loans. These increases were partially offset by a decrease in retail leasing balances.
Of the total retail loans and residential mortgages outstanding, approximately 79.3 percent were to customers

Table 8    COMMERCIAL REAL ESTATE BY PROPERTY TYPE AND GEOGRAPHY,
EXCLUDING COVERED ASSETS

	December 31, 2008		December 31, 2007
Property Type (Dollars in Millions)	Loans	Percent	Loans	Percent
Business owner occupied	$11,259	33.9%	$10,340	35.4%
Commercial property
Industrial	1,362	4.1	818	2.8
Office	3,056	9.2	2,424	8.3
Retail	4,052	12.2	2,979	10.2
Other commercial	3,537	10.7	3,184	10.9
Homebuilders
Condominiums	764	2.3	1,081	3.7
Other residential	2,491	7.5	3,008	10.3
Multi-family	4,882	14.7	4,001	13.7
Hotel/motel	1,561	4.7	1,051	3.6
Health care facilities	249	0.8	321	1.1

Total	$33,213	100.0%	$29,207	100.0%

Geography

California	$6,975	21.0%	$5,783	19.8%
Colorado	1,661	5.0	1,577	5.4
Illinois	1,229	3.7	1,110	3.8
Minnesota	1,694	5.1	1,723	5.9
Missouri	1,528	4.6	1,577	5.4
Ohio	1,329	4.0	1,314	4.5
Oregon	1,860	5.6	1,840	6.3
Washington	3,222	9.7	2,950	10.1
Wisconsin	1,495	4.5	1,460	5.0
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,225	6.7	2,103	7.2
Arkansas, Indiana, Kentucky, Tennessee	1,528	4.6	1,402	4.8
Idaho, Montana, Wyoming	1,295	3.9	1,227	4.2
Arizona, Nevada, Utah	3,288	9.9	2,629	9.0

Total banking region	29,329	88.3	26,695	91.4
Outside the Company’s banking region	3,884	11.7	2,512	8.6

Total	$33,213	100.0%	$29,207	100.0%

U.S. BANCORP  29

located in the Company’s primary banking region. Table 9 provides a geographic summary of residential mortgages and retail loans outstanding as of December 31, 2008 and 2007. The collateral for $7.1 billion of residential mortgages and retail loans included in covered assets at December 31, 2008 was in California.

Loans Held for Sale Loans held for sale, consisting primarily of residential mortgages and student loans to be sold in the secondary market, were $3.2 billion at December 31, 2008, compared with $4.8 billion at December 31, 2007. The decrease in loans held for sale was principally a result of a change in business strategy to discontinue selling federally guaranteed student loans in the secondary market, and instead, hold them in the loan portfolio.

Investment Securities The Company uses its investment securities portfolio for several purposes. It serves as a vehicle to manage enterprise interest rate risk, generates interest and dividend income from the investment of excess funds depending on loan demand, provides liquidity and is used as collateral for public deposits and wholesale funding sources. While it is the Company’s intent to hold its investment securities indefinitely, the Company may take actions in response to structural changes in the balance sheet and related interest rate risk and to meet liquidity requirements, among other factors.
At December 31, 2008, investment securities totaled $39.5 billion, compared with $43.1 billion at December 31, 2007. The $3.6 billion (8.3 percent) decrease reflected securities purchases of $6.1 billion, more than offset by sales, maturities, prepayments, securities impairments and unrealized losses on the available-for-sale portfolio.
At December 31, 2008, adjustable-rate financial instruments comprised 40 percent of the investment securities portfolio, compared with 39 percent at

Table 9    RESIDENTIAL MORTGAGES AND RETAIL LOANS BY GEOGRAPHY,
EXCLUDING COVERED ASSETS

	December 31, 2008		December 31, 2007
(Dollars in Millions)	Loans	Percent	Loans	Percent
Residential Mortgages
California	$1,910	8.1%	$1,426	6.2%
Colorado	1,558	6.6	1,566	6.9
Illinois	1,458	6.2	1,450	6.3
Minnesota	2,221	9.4	2,292	10.1
Missouri	1,488	6.3	1,562	6.9
Ohio	1,608	6.8	1,605	7.0
Oregon	966	4.1	968	4.2
Washington	1,298	5.5	1,266	5.6
Wisconsin	1,099	4.7	1,142	5.0
Iowa, Kansas, Nebraska, North Dakota, South Dakota	1,423	6.0	1,502	6.6
Arkansas, Indiana, Kentucky, Tennessee	1,933	8.2	1,886	8.3
Idaho, Montana, Wyoming	513	2.2	521	2.3
Arizona, Nevada, Utah	1,421	6.0	1,267	5.6

Total banking region	18,896	80.1	18,453	81.0
Outside the Company’s banking region	4,684	19.9	4,329	19.0

Total	$23,580	100.0%	$22,782	100.0%

Retail Loans
California	$7,705	12.7%	$6,261	12.3%
Colorado	3,000	5.0	2,427	4.8
Illinois	3,073	5.1	2,614	5.1
Minnesota	6,108	10.1	5,247	10.3
Missouri	2,858	4.7	2,522	5.0
Ohio	3,729	6.2	3,276	6.5
Oregon	2,833	4.7	2,244	4.4
Washington	3,064	5.1	2,492	4.9
Wisconsin	2,883	4.8	2,529	5.0
Iowa, Kansas, Nebraska, North Dakota, South Dakota	3,609	6.0	3,203	6.3
Arkansas, Indiana, Kentucky, Tennessee	4,199	7.0	3,748	7.4
Idaho, Montana, Wyoming	1,771	2.9	1,564	3.1
Arizona, Nevada, Utah	2,843	4.7	2,231	4.4

Total banking region	47,675	79.0	40,358	79.5
Outside the Company’s banking region	12,693	21.0	10,406	20.5

Total	$60,368	100.0%	$50,764	100.0%

30  U.S. BANCORP

Table 10    SELECTED LOAN MATURITY DISTRIBUTION

		Over One
	One Year	Through	Over Five
December 31, 2008 (Dollars in Millions)	or Less	Five Years	Years	Total

Commercial	$22,850	$29,753	$4,015	$56,618
Commercial real estate	10,359	15,735	7,119	33,213
Residential mortgages	1,172	2,665	19,743	23,580
Retail	21,849	22,518	16,001	60,368
Covered assets	3,870	959	6,621	11,450

Total loans	$60,100	$71,630	$53,499	$185,229
Total of loans due after one year with
Predetermined interest rates				$73,023
Floating interest rates				$112,206

December 31, 2007. Average investment securities were $1.5 billion (3.7 percent) higher in 2008, compared with 2007. The increase principally reflected the full year impact of holding the structured investment securities the Company purchased in the fourth quarter of 2007 from certain money market funds managed by an affiliate and higher government agency securities, partially offset by sales, maturities and prepayments, as well as realized and unrealized losses on investment securities. The weighted-average yield of the available-for-sale portfolio was 4.55 percent at December 31, 2008, compared with 5.51 percent at December 31, 2007. The average maturity of the available-for-sale portfolio increased to 7.7 years at December 31, 2008, from 7.4 years at December 31, 2007. Investment securities by type are shown in Table 11.
The Company conducts a regular assessment of its investment portfolios to determine whether any securities are other-than-temporarily impaired. At December 31, 2008, the available-for-sale securities portfolio included a $2.8 billion net unrealized loss, compared with a net unrealized loss of $1.1 billion at December 31, 2007. When assessing impairment, the Company considers the nature of the investment, the financial condition of the issuer, the extent and duration of unrealized loss, expected cash flows of underlying collateral or assets, market conditions, and the Company’s ability and intent to hold securities until recovery. The Company intends to hold available-for-sale securities with unrealized losses until recovery. The majority of securities with unrealized losses were either obligations of state and political subdivisions or non-agency securities with high investment grade credit ratings and limited credit exposure. Some securities classified within obligations of state and political subdivisions are supported by mono-line insurers. Because mono-line insurers have experienced credit rating downgrades, management continuously monitors the underlying credit quality of the issuers and the support of the mono-line insurers. As of December 31, 2008, approximately 6 percent of the available-for-sale securities portfolio represented perpetual preferred securities and trust preferred securities, primarily issued by the financial services sector, or structured investment securities. The unrealized losses for these securities were approximately $941 million at December 31, 2008.
There is limited market activity for the structured investment securities and certain non-agency securities held by the Company, so the Company’s valuation is determined using estimates of expected cash flows, discount rates and management’s assessment of various market factors, which are judgmental in nature. As a result of the valuation of these securities and impairment assessment, in 2008 the Company recorded $232 million of other-than-temporary impairment on certain investment securities, including certain non-agency mortgage-backed securities, GSE preferred stock and perpetual preferred stock of failed institutions. The Company also recorded $788 million of impairment charges on structured investment and related securities during 2008. These impairment charges were a result of wider market spreads for these types of securities due to market illiquidity, as well as changes in expected cash flows resulting from the continuing decline in housing prices and an increase in foreclosure activity. Further adverse changes in market conditions may result in additional impairment charges in future periods. The Company expects approximately $501 million of principal payments will not be received for the structured investment-related and non-agency securities it has impaired. During 2008, the Company exchanged its interest in certain structured investment securities and received its pro rata share of the underlying investment securities as an in-kind distribution according to the applicable restructuring agreements.
Refer to Note 5 in the Notes to Consolidated Financial Statements for further information on investment securities.

U.S. BANCORP  31

Table 11    INVESTMENT SECURITIES

	Available-for-Sale				Held-to-Maturity
			Weighted-				Weighted-
			Average	Weighted-			Average	Weighted-
	Amortized	Fair	Maturity in	Average	Amortized	Fair	Maturity in	Average
December 31, 2008 (Dollars in Millions)	Cost	Value	Years	Yield (d)	Cost	Value	Years	Yield (d)
U.S. Treasury and Agencies
Maturing in one year or less	$517	$529	.2	4.89%	$–	$–	–	–%
Maturing after one year through five years	112	114	2.7	3.43	–	–	–	–
Maturing after five years through ten years	29	32	8.0	4.90	–	–	–	–
Maturing after ten years	6	7	10.6	4.72	–	–	–	–

Total	$664	$682	1.0	4.64%	$–	$–	–	–%

Mortgage-Backed Securities (a)
Maturing in one year or less	$1,969	$1,567	.6	3.79%	$–	$–	–	–%
Maturing after one year through five years	25,028	24,674	2.7	4.23	–	–	–	–
Maturing after five years through ten years	3,826	3,488	6.4	3.07	5	5	5.2	5.89
Maturing after ten years	443	404	11.1	2.42	–	–	–	–

Total	$31,266	$30,133	3.2	4.04%	$5	$5	5.2	5.89%

Asset-Backed Securities (a)(e)
Maturing in one year or less	$2	$2	.7	11.94%	$–	$–	–	–%
Maturing after one year through five years	505	498	3.6	4.22	–	–	–	–
Maturing after five years through ten years	108	109	5.0	6.95	–	–	–	–
Maturing after ten years	1	1	22.0	7.79	–	–	–	–

Total	$616	$610	3.8	4.73%	$–	$–	–	–%

Obligations of State and Political Subdivisions (b)
Maturing in one year or less	$20	$20	.3	6.79%	$1	$1	.6	6.41%
Maturing after one year through five years	160	160	2.0	3.78	6	6	2.7	6.61
Maturing after five years through ten years	347	347	6.8	6.09	15	16	7.4	7.16
Maturing after ten years	6,693	5,889	22.6	6.83	16	16	17.9	5.32

Total	$7,220	$6,416	21.3	6.73%	$38	$39	10.9	6.27%

Other Debt Securities
Maturing in one year or less	$434	$434	.1	1.14%	$10	$10	1.6	3.92%
Maturing after one year through five years	44	24	2.9	4.96	–	–	–	–
Maturing after five years through ten years	96	54	8.2	6.32	–	–	–	–
Maturing after ten years	1,546	882	34.0	5.48	–	–	–	–

Total	$2,120	$1,394	25.2	4.62%	$10	$10	1.6	3.92%

Other Investments	$397	$233	43.1	5.87%	$–	$–	–	–%

Total investment securities (c)	$42,283	$39,468	7.7	4.56%	$53	$54	8.5	5.78%

(a)	Information related to asset and mortgage-backed securities included above is presented based upon weighted-average maturities anticipating future prepayments.
(b)	Information related to obligations of state and political subdivisions is presented based upon yield to first optional call date if the security is purchased at a premium, yield to maturity if purchased at par or a discount.
(c)	The weighted-average maturity of the available-for-sale investment securities was 7.4 years at December 31, 2007, with a corresponding weighted-average yield of 5.51 percent. The weighted-average maturity of the held-to-maturity investment securities was 8.3 years at December 31, 2007, with a corresponding weighted-average yield of 5.92 percent.
(d)	Average yields are presented on a fully-taxable equivalent basis under a tax rate of 35 percent. Yields on available-for-sale and held-to-maturity securities are computed based on historical cost balances. Average yield and maturity calculations exclude equity securities that have no stated yield or maturity.
(e)	Primarily includes investments in structured investment vehicles with underlying collateral that includes a mix of various mortgage and other asset-backed securities.

	2008		2007
	Amortized	Percent	Amortized	Percent
December 31 (Dollars in Millions)	Cost	of Total	Cost	of Total
U.S. Treasury and agencies	$664	1.6%	$407	.9%
Mortgage-backed securities	31,271	73.9	31,306	70.9
Asset-backed securities	616	1.4	2,922	6.6
Obligations of state and political subdivisions	7,258	17.1	7,187	16.3
Other debt securities and investments	2,527	6.0	2,358	5.3

Total investment securities	$42,336	100.0%	$44,180	100.0%

Deposits Total deposits were $159.3 billion at December 31, 2008, compared with $131.4 billion at December 31, 2007. The $27.9 billion (21.2 percent) increase in total deposits consisted of increases in all major deposit categories. The Company assumed $13.5 billion of deposits in the 2008 acquisitions. Average total deposits increased $15.1 billion

32  U.S. BANCORP

(12.5 percent) from 2007, reflecting an increase in average time deposits greater than $100,000, interest checking, noninterest-bearing deposits and money market savings accounts, partially offset by a decrease in average time certificates of deposit less than $100,000.
Noninterest-bearing deposits at December 31, 2008, increased $4.2 billion (12.5 percent) from December 31, 2007. The increase was primarily attributed to higher business demand, personal demand and other demand deposits. The increase in business demand deposits reflected higher broker-dealer balances due to customer flight to quality and the impact of the Mellon 1st Business Bank acquisition in the current year. The increase in personal demand deposits was primarily due to acquisitions in the current year. Average noninterest-bearing deposits in 2008 increased $1.4 billion (5.0 percent), compared with 2007, due primarily to higher business demand and other demand deposits.
Interest-bearing savings deposits increased $9.2 billion (15.7 percent) at December 31, 2008, compared with December 31, 2007. The increase in these deposit balances was primarily related to higher savings, interest checking and money market savings balances. The $4.1 billion (81.4 percent) increase in savings account balances reflected higher personal interest savings balances, as a result of strong participation in a new savings product, and the impact of the Downey and PFF acquisitions during the fourth quarter of 2008. The $3.3 billion (11.2 percent) increase in interest checking account balances was due to higher broker-dealer, government, consumer banking and institutional trust balances. The $1.8 billion (7.6 percent) increase in money market savings account balances reflected higher broker-dealer balances and the impact of acquisitions, partially offset by lower branch-based and government balances. Average interest-bearing savings deposits in 2008 increased $6.6 billion (11.6 percent), compared with 2007, primarily driven by higher interest checking account balances of $5.0 billion (19.2 percent) and money market savings account balances of $1.0 billion (3.8 percent).
Interest-bearing time deposits at December 31, 2008, increased $14.6 billion (36.6 percent), compared with December 31, 2007, driven by an increase in time

Table 12    DEPOSITS

The composition of deposits was as follows:

	2008		2007		2006		2005		2004
		Percent		Percent		Percent		Percent		Percent
December 31 (Dollars in Millions)	Amount	of Total	Amount	of Total	Amount	of Total	Amount	of Total	Amount	of Total
Noninterest-bearing deposits	$37,494	23.5%	$33,334	25.4%	$32,128	25.7%	$32,214	25.8%	$30,756	25.5%
Interest-bearing deposits
Interest checking	32,254	20.2	28,996	22.1	24,937	20.0	23,274	18.7	23,186	19.2
Money market savings	26,137	16.4	24,301	18.5	26,220	21.0	27,934	22.4	30,478	25.2
Savings accounts	9,070	5.7	5,001	3.8	5,314	4.2	5,602	4.5	5,728	4.8

Total of savings deposits	67,461	42.3	58,298	44.4	56,471	45.2	56,810	45.6	59,392	49.2
Time certificates of deposit less than $100,000	18,425	11.7	14,160	10.8	13,859	11.1	13,214	10.6	12,544	10.4
Time deposits greater than $100,000
Domestic	20,791	13.0	15,351	11.7	14,868	11.9	14,341	11.5	11,956	9.9
Foreign	15,179	9.5	10,302	7.8	7,556	6.1	8,130	6.5	6,093	5.0

Total interest-bearing deposits	121,856	76.5	98,111	74.6	92,754	74.3	92,495	74.2	89,985	74.5

Total deposits	$159,350	100.0%	$131,445	100.0%	$124,882	100.0%	$124,709	100.0%	$120,741	100.0%

The maturity of time deposits was as follows:

	Certificates	Time Deposits
December 31, 2008 (Dollars in Millions)	Less Than $100,000	Greater Than $100,000	Total

Three months or less	$ 4,406	$25,813	$30,219
Three months through six months	3,017	3,228	6,245
Six months through one year	6,140	4,127	10,267
2010	2,295	1,262	3,557
2011	804	491	1,295
2012	535	280	815
2013	1,223	764	1,987
Thereafter	5	5	10

Total	$18,425	$35,970	$54,395

U.S. BANCORP  33

certificates of deposit less than $100,000 and time deposits greater than $100,000. Time certificates of deposit less than $100,000 increased $4.3 billion (30.1 percent) at December 31, 2008, compared with December 31, 2007, due primarily to the Downey and PFF acquisitions late in 2008, partially offset by a decrease within Consumer Banking. The decrease within Consumer Banking reflected the Company’s funding and pricing decisions and competition for these deposits by other financial institutions. Time deposits greater than $100,000 increased $10.3 billion (40.2 percent), compared with December 31, 2007, as a result of the Company’s wholesale funding decisions and the business lines’ ability to attract larger customer deposits, as a result of the Company’s relative strength given current market conditions. Average time certificates of deposit less than $100,000 decreased $1.1 billion (7.3 percent) and average time deposits greater than $100,000 increased $8.2 billion (36.7 percent), compared with 2007. Time deposits greater than $100,000 are managed as an alternative to other funding sources, such as wholesale borrowing, based largely on relative pricing.

Borrowings The Company utilizes both short-term and long-term borrowings to fund growth of assets in excess of deposit growth. Short-term borrowings, which include federal funds purchased, commercial paper, repurchase agreements, borrowings secured by high-grade assets and other short-term borrowings, were $34.0 billion at December 31, 2008, compared with $32.4 billion at December 31, 2007. Short-term funding is managed within approved liquidity policies. The increase of $1.6 billion (5.0 percent) in short-term borrowings reflected wholesale funding associated with the Company’s asset growth and asset/liability management activities.
Long-term debt was $38.4 billion at December 31, 2008, compared with $43.4 billion at December 31, 2007, primarily reflecting repayments of $3.3 billion of convertible senior debentures, and maturities of $7.2 billion of medium-term notes and $.7 billion of subordinated debt, partially offset by the issuance of $7.0 billion of medium-term notes during 2008. Refer to Note 13 of the Notes to Consolidated Financial Statements for additional information regarding long-term debt and the “Liquidity Risk Management” section for discussion of liquidity management of the Company.

CORPORATE RISK PROFILE

Overview Managing risks is an essential part of successfully operating a financial services company. The most prominent risk exposures are credit, residual value, operational, interest rate, market and liquidity risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Residual value risk is the potential reduction in the end-of-term value of leased assets. Operational risk includes risks related to fraud, legal and compliance risk, processing errors, technology, breaches of internal controls and business continuation and disaster recovery risk. Interest rate risk is the potential reduction of net interest income as a result of changes in interest rates, which can affect the repricing of assets and liabilities differently, as well as their market value. Market risk arises from fluctuations in interest rates, foreign exchange rates, and security prices that may result in changes in the values of financial instruments, such as trading and available-for-sale securities that are accounted for on a mark-to-market basis. Liquidity risk is the possible inability to fund obligations to depositors, investors or borrowers. In addition, corporate strategic decisions, as well as the risks described above, could give rise to reputation risk. Reputation risk is the risk that negative publicity or press, whether true or not, could result in costly litigation or cause a decline in the Company’s stock value, customer base, funding sources or revenue.

Credit Risk Management The Company’s strategy for credit risk management includes well-defined, centralized credit policies, uniform underwriting criteria, and ongoing risk monitoring and review processes for all commercial and consumer credit exposures. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit examinations and management reviews of loans exhibiting deterioration of credit quality. The credit risk management strategy also includes a credit risk assessment process, independent of business line managers, that performs assessments of compliance with commercial and consumer credit policies, risk ratings, and other critical credit information. The Company strives to identify potential problem loans early, record any necessary charge-offs promptly and maintain appropriate reserve levels for probable incurred loan losses. Commercial banking operations rely on prudent credit policies and procedures and individual lender and business line manager accountability. Lenders are assigned lending authority based on their level of experience and customer service requirements. Credit officers reporting to an independent credit administration function have higher levels of lending authority and support the business units in their credit decision process. Loan decisions are documented as to the borrower’s business, purpose of the loan, evaluation of the repayment source and the associated risks, evaluation of collateral, covenants and monitoring requirements, and risk rating rationale. The Company utilizes a credit risk rating system to measure the credit quality of individual commercial loans, including the probability of default of an obligor and the loss given default of credit facilities. The

34  U.S. BANCORP

Company uses the risk rating system for regulatory reporting, determining the frequency of review of the credit exposures, and evaluation and determination of the specific allowance for commercial credit losses. The Company regularly forecasts potential changes in risk ratings, nonperforming status and potential for loss and the estimated impact on the allowance for credit losses. In the Company’s retail banking operations, standard credit scoring systems are used to assess credit risks of consumer, small business and small-ticket leasing customers and to price products accordingly. The Company conducts the underwriting and collections of its retail products in loan underwriting and servicing centers specializing in certain retail products. Forecasts of delinquency levels, bankruptcies and losses in conjunction with projection of estimated losses by delinquency categories and vintage information are regularly prepared and are used to evaluate underwriting and collection and determine the specific allowance for credit losses for these products. Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments. The Company also engages in non-lending activities that may give rise to credit risk, including interest rate swap and option contracts for balance sheet hedging purposes, foreign exchange transactions, deposit overdrafts and interest rate swap contracts for customers, and settlement risk, including Automated Clearing House transactions, and the processing of credit card transactions for merchants. These activities are also subject to credit review, analysis and approval processes.

Economic and Other Factors In evaluating its credit risk, the Company considers changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, the level of allowance coverage relative to similar banking institutions and macroeconomic factors.
During 2006 and through mid-2007, economic conditions were strong, with relatively low unemployment, expanding retail sales, and favorable trends related to corporate profits and consumer spending for retail goods and services.
Since mid-2007, corporate profit levels have weakened, unemployment rates have risen, vehicle and retail sales have declined and credit quality indicators have deteriorated substantially. In addition, the mortgage lending and homebuilding industries experienced significant stress. Residential home inventory levels approximated a 12.9 month supply at the end of 2008, up from 4.5 months in the third quarter of 2005. Median home prices, which peaked in mid-2006, have declined across most domestic markets with severe price reductions in California and some parts of the Southwest, Northeast and Southeast regions.
The decline in residential home values have had a significant adverse impact on residential mortgage loans. Residential mortgage delinquencies, which increased dramatically in 2007 for sub-prime borrowers have begun to increase in 2008 for other classes of borrowers. Securitization markets have experienced significant liquidity disruptions as investor confidence in the credit quality of asset-backed securitization programs has declined. Since the fourth quarter of 2007, certain asset-backed commercial paper programs and other structured investment vehicles have been unable to remarket their commercial paper creating further deterioration in the capital markets. In response to these economic factors, the Federal Reserve Bank has dramatically decreased the target Federal Funds interest rate to unprecedented levels.
The unfavorable conditions that have affected the economy and capital markets since mid-2007, intensified in 2008, as did a global economic slowdown, resulting in sharp declines in most equity markets that are expected to continue into 2009. This led to an overall decrease in confidence in the markets, resulting in liquidity pressures on the short-term funding markets that has placed additional stress on global banking systems and economies. In response to these circumstances, the United States government, particularly the United States Treasury Department and the FDIC, working in cooperation with the Federal Reserve Bank, foreign governments and other central banks, have taken a variety of measures to restore confidence in the financial markets and to strengthen financial institutions, including capital injections, guarantees of bank liabilities and the acquisition of illiquid assets from banks.
Currently, there is heightened concern that the domestic and global economic environments will weaken further, capital markets will remain under stress and domestic housing prices will continue to decline. These factors have affected, and may continue to adversely impact the Company’s credit costs, overall business volumes and earnings. As a result of the impact of these factors on the Company’s loan portfolio, the Company recorded provision for credit losses in excess of charge-offs during 2008 of $1,277 million.
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

U.S. BANCORP  35

sufficient to cover interest, fees and a portion of the principal balance of a credit card loan resulting in negative amortization, or increasing account balances. Also, new bankruptcy legislation was enacted in October 2005, making it more difficult for borrowers to have their debts forgiven during bankruptcy proceedings. In response to increased mortgage defaults, regulators and legislators have encouraged mortgage servicers to implement restructuring programs to enable borrowers to continue loan payments.

Credit Diversification The Company manages its credit risk, in part, through diversification of its loan portfolio. As part of its normal business activities, the Company offers a broad array of traditional commercial lending products and specialized products such as asset-based lending, commercial lease financing, agricultural credit, warehouse mortgage lending, commercial real estate, health care and correspondent banking. The Company also offers an array of retail lending products including credit cards, retail leases, home equity, revolving credit, lending to students and other consumer loans. These retail credit products are primarily offered through the branch office network, home mortgage and loan production offices, indirect distribution channels, such as automobile dealers, and a consumer finance division. The Company monitors and manages the portfolio diversification by industry, customer and geography. Table 6 provides information with respect to the overall product diversification and changes in the mix during 2008.
The commercial portfolio reflects the Company’s focus on serving small business customers, middle market and larger corporate businesses throughout its 24-state banking region, as well as large national customers. The commercial loan portfolio is diversified among various industries with somewhat higher concentrations in consumer products and services, financial services, commercial services and supplies, capital goods (including manufacturing and commercial construction-related businesses), property management and development and agricultural industries. Additionally, the commercial portfolio is diversified across the Company’s geographical markets with 71.8 percent of total commercial loans within the 24-state banking region. Credit relationships outside of the Company’s banking region are reflected within the corporate banking, mortgage banking, auto dealer and leasing businesses focusing on large national customers and specifically targeted industries. Loans to mortgage banking customers are primarily warehouse lines which are collateralized with the underlying mortgages. The Company regularly monitors its mortgage collateral position to manage its risk exposure. Table 7 provides a summary of significant industry groups and geographic locations of commercial loans outstanding at December 31, 2008 and 2007.
The commercial real estate portfolio reflects the Company’s focus on serving business owners within its geographic footprint as well as regional and national investment-based real estate owners and builders. At December 31, 2008, the Company had commercial real estate loans of $33.2 billion, or 17.9 percent of total loans, compared with $29.2 billion at December 31, 2007. Within commercial real estate loans, different property types have varying degrees of credit risk. Table 8 provides a summary of the significant property types and geographical locations of commercial real estate loans outstanding at December 31, 2008 and 2007. At December 31, 2008, approximately 33.9 percent of the commercial real estate loan portfolio represented business owner-occupied properties that tend to exhibit credit risk characteristics similar to the middle market commercial loan portfolio. Generally, the investment-based real estate mortgages are diversified among various property types with somewhat higher concentrations in office and retail properties. During 2008, the Company continued to reduce its level of exposure to homebuilders, given the stress in the homebuilding industry sector. From a geographical perspective, the Company’s commercial real estate portfolio is generally well diversified. However, at December 31, 2008, the Company had 21.0 percent of its commercial real estate portfolio within California, which has experienced higher delinquency levels and credit quality deterioration due to excess home inventory levels and declining valuations. During 2008, the Company recorded $172 million of net charge-offs in this portfolio, and credit losses are likely to continue. Included in commercial real estate at year-end 2008 was approximately $1.1 billion in loans related to land held for development and $2.5 billion of loans related to residential and commercial acquisition and development properties. These loans are subject to quarterly monitoring for changes in local market conditions due to a higher credit risk profile. The commercial real estate portfolio is diversified across the Company’s geographical markets with 88.3 percent of total commercial real estate loans outstanding at December 31, 2008, within the 24-state banking region.
The assets acquired from Downey and PFF included nonperforming loans and other loans with characteristics indicative of a high credit risk profile, including a substantial concentration in California, loans with negative-amortization payment options, and homebuilder and other construction finance loans. Because most of these loans are covered under Loss Sharing Agreements, the Company’s financial exposure to losses from these assets is substantially limited. To the extent actual losses exceed the Company’s estimates at acquisition, the Company’s financial risk would only be its share of those losses under the Loss Sharing Agreements (in

36  U.S. BANCORP

general, 5 percent of losses in excess of those estimated at acquisition).
The Company’s retail lending business utilizes several distinct business processes and channels to originate retail credit, including traditional branch lending, indirect lending, portfolio acquisitions and a consumer finance division. Each distinct underwriting and origination activity manages unique credit risk characteristics and prices its loan production commensurate with the differing risk profiles. Within Consumer Banking, the consumer finance division specializes in serving channel-specific and alternative lending markets in residential mortgages, home equity and installment loan financing. The consumer finance division manages loans originated through a broker network, correspondent relationships and U.S. Bank branch offices. Generally, loans managed by the Company’s consumer finance division exhibit higher credit risk characteristics, but are priced commensurate with the differing risk profile.
Residential mortgages represent an important financial product for consumer customers of the Company and are originated through the Company’s branches, loan production offices, a wholesale network of originators and the consumer finance division. With respect to residential mortgages originated through these channels, the Company may either retain the loans on its balance sheet or sell its interest in the balances into the secondary market while retaining the servicing rights and customer relationships. Utilizing the secondary markets enables the Company to effectively reduce its credit and other asset/liability risks. For residential mortgages that are retained in the Company’s portfolio and for home equity and second mortgages, credit risk is also managed by diversifying geography and monitoring loan-to-values during the underwriting process.

The following tables provide summary information of the loan-to-values of residential mortgages and home equity and second mortgages by distribution channel and type at December 31, 2008 (excluding covered assets):

Residential mortgages	Interest			Percent
(Dollars in Millions)	Only	Amortizing	Total	of Total

Consumer Finance
Less than or equal to 80%	$981	$2,737	$3,718	37.7%
Over 80% through 90%	729	1,553	2,282	23.1
Over 90% through 100%	759	2,962	3,721	37.7
Over 100%	–	146	146	1.5

Total	$2,469	$7,398	$9,867	100.0%
Other Retail
Less than or equal to 80%	$2,323	$10,017	$12,340	90.0%
Over 80% through 90%	88	571	659	4.8
Over 90% through 100%	163	551	714	5.2
Over 100%	–	–	–	–

Total	$2,574	$11,139	$13,713	100.0%
Total Company
Less than or equal to 80%	$3,304	$12,754	$16,058	68.1%
Over 80% through 90%	817	2,124	2,941	12.5
Over 90% through 100%	922	3,513	4,435	18.8
Over 100%	–	146	146	.6

Total	$5,043	$18,537	$23,580	100.0%

Note: loan-to-values determined as of the date of origination and consider mortgage  insurance, as applicable.

Home equity and second mortgages				Percent
(Dollars in Millions)	Lines	Loans	Total	of Total

Consumer Finance (a)
Less than or equal to 80%	$391	$200	$591	27.3%
Over 80% through 90%	303	192	495	22.9
Over 90% through 100%	415	455	870	40.3
Over 100%	70	136	206	9.5

Total	$1,179	$983	$2,162	100.0%
Other Retail
Less than or equal to 80%	$11,274	$1,953	$13,227	77.7%
Over 80% through 90%	1,730	548	2,278	13.4
Over 90% through 100%	905	529	1,434	8.4
Over 100%	54	22	76	.5

Total	$13,963	$3,052	$17,015	100.0%
Total Company
Less than or equal to 80%	$11,665	$2,153	$13,818	72.0%
Over 80% through 90%	2,033	740	2,773	14.5
Over 90% through 100%	1,320	984	2,304	12.0
Over 100%	124	158	282	1.5

Total	$15,142	$4,035	$19,177	100.0%

(a)	Consumer finance category included credit originated and managed by the consumer finance division, as well as the majority of home equity and second mortgages with a loan-to-value greater than 100 percent that were originated in the branches.
Note: Loan-to-values determined at current amortized loan balance, or maximum of current  commitment or current balance on lines.
Within the consumer finance division, at December 31, 2008 approximately $2.9 billion of residential mortgages were to customers that may be defined as sub-prime borrowers based on credit scores from independent credit rating agencies at loan origination.

U.S. BANCORP  37

The following table provides further information on residential mortgages for the consumer finance division:

				Percent
	Interest			of
(Dollars in Millions)	Only	Amortizing	Total	Division

Sub-Prime Borrowers
Less than or equal to 80%	$3	$1,096	$1,099	11.1%
Over 80% through 90%	7	709	716	7.3
Over 90% through 100%	20	993	1,013	10.3
Over 100%	–	95	95	1.0

Total	$30	$2,893	$2,923	29.7%
Other Borrowers
Less than or equal to 80%	$978	$1,641	$2,619	26.5%
Over 80% through 90%	722	844	1,566	15.9
Over 90% through 100%	739	1,969	2,708	27.4
Over 100%	–	51	51	.5

Total	$2,439	$4,505	$6,944	70.3%

Total Consumer Finance	$2,469	$7,398	$9,867	100.0%

In addition to residential mortgages, at December 31, 2008, the consumer finance division had $.7 billion of home equity and second mortgage loans and lines to customers that may be defined as sub-prime borrowers.

The following table provides further information on home equity and second mortgages for the consumer finance division:

				Percent
(Dollars in Millions)	Lines	Loans	Total	of Total

Sub-Prime Borrowers
Less than or equal to 80%	$22	$131	$153	7.1%
Over 80% through 90%	26	127	153	7.1
Over 90% through 100%	2	286	288	13.3
Over 100%	47	98	145	6.7

Total	$97	$642	$739	34.2%
Other Borrowers
Less than or equal to 80%	$369	$69	$438	20.3%
Over 80% through 90%	277	65	342	15.8
Over 90% through 100%	413	169	582	26.9
Over 100%	23	38	61	2.8

Total	$1,082	$341	$1,423	65.8%

Total Consumer Finance	$1,179	$983	$2,162	100.0%

Table 13    DELINQUENT LOAN RATIOS AS A PERCENT OF ENDING LOAN BALANCES

At December 31,
90 days or more past due excluding nonperforming loans	2008	2007	2006	2005	2004

Commercial
Commercial	.15%	.08%	.06%	.06%	.05%
Lease financing	–	–	–	–	.02

Total commercial	.13	.07	.05	.05	.05
Commercial Real Estate
Commercial mortgages	–	.02	.01	–	–
Construction and development	.36	.02	.01	–	–

Total commercial real estate	.11	.02	.01	–	–
Residential Mortgages	1.55	.86	.42	.32	.46
Retail
Credit card	2.20	1.94	1.75	1.26	1.74
Retail leasing	.16	.10	.03	.04	.08
Other retail	.45	.37	.24	.23	.30

Total retail	.82	.68	.49	.37	.49

Total loans, excluding covered assets	.56	.38	.24	.19	.24

Covered Assets	5.13	–	–	–	–

Total loans	.84%	.38%	.24%	.19%	.24%

At December 31, 90 days or more past due including nonperforming loans	2008	2007	2006	2005	2004

Commercial	.82%	.43%	.57%	.69%	.99%
Commercial real estate	3.34	1.02	.53	.55	.73
Residential mortgages (a)	2.44	1.10	.59	.55	.74
Retail (b)	.97	.73	.59	.52	.53

Total loans, excluding covered assets	1.57	.74	.57	.58	.75

Covered assets	10.74	–	–	–	–

Total loans	2.14%	.74%	.57%	.58%	.75%

(a)	Delinquent loan ratios exclude advances made pursuant to servicing agreements to Government National Mortgage Association (“GNMA”) mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. Including the guaranteed amounts, the ratio of residential mortgages 90 days or more past due including nonperforming loans was 6.95 percent, 3.78 percent, 3.08 percent, 4.35 percent and 5.19 percent at December 31, 2008, 2007, 2006, 2005 and 2004, respectively.
(b)	Beginning in 2008, delinquent loan ratios exclude student loans that are guaranteed by the federal government. Including the guaranteed amounts, the ratio of retail loans 90 days or more past due including nonperforming loans was 1.10 percent at December 31, 2008.

38  U.S. BANCORP

Including residential mortgages, and home equity and second mortgage loans, the total amount of loans, other than covered assets, to customers that may be defined as sub-prime borrowers represented only 1.4 percent of total assets of the Company at December 31, 2008, compared with 1.7 percent at December 31, 2007. Covered assets include $3.3 billion in loans with negative-amortization payment options. Other than covered assets, the Company does not have any residential mortgages with payment schedules that would cause balances to increase over time.
The retail loan portfolio principally reflects the Company’s focus on consumers within its footprint of branches and certain niche lending activities that are nationally focused. Within the Company’s retail loan portfolio approximately 72.0 percent of the credit card balances relate to cards originated through the bank branches or co-branded and affinity programs that generally experience better credit quality performance than portfolios generated through other channels.
Table 9 provides a geographical summary of the residential mortgage and retail loan portfolios.

Loan Delinquencies Trends in delinquency ratios represent an indicator, among other considerations, of credit risk within the Company’s loan portfolios. The entire balance of an account is considered delinquent if the minimum payment contractually required to be made is not received by the specified date on the billing statement. The Company measures delinquencies, both including and excluding nonperforming loans, to enable comparability with other companies. Advances made pursuant to servicing agreements to Government National Mortgage Association (“GNMA”) mortgage pools, for which repayments of principal and interest are substantially insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs, are excluded from delinquency statistics. In addition, under certain situations, a retail customer’s account may be re-aged to remove it from delinquent status. Generally, the intent of a re-aged account is to assist customers who have recently overcome temporary financial difficulties, and have demonstrated both the ability and willingness to resume regular payments. To qualify for re-aging, the account must have been open for at least one year and cannot have been re-aged during the preceding 365 days. An account may not be re-aged more than two times in a five-year period. To qualify for re-aging, the customer must also have made three regular minimum monthly payments within the last 90 days. In addition, the Company may re-age the retail account of a customer who has experienced longer-term financial difficulties and apply modified, concessionary terms and conditions to the account. Such additional re-ages are limited to one in a five-year period and must meet the qualifications for re-aging described above. All re-aging strategies must be independently approved by the Company’s credit administration function. Commercial loans are not subject to re-aging policies.
Accruing loans 90 days or more past due totaled $1,554 million ($967 million excluding covered assets) at December 31, 2008, compared with $584 million at December 31, 2007, and $349 million at December 31, 2006. The increase in 90 day delinquent loans was primarily related to residential mortgages, credit cards and home equity loans. These loans were not included in nonperforming assets and continue to accrue interest because they are adequately secured by collateral, and/or are in the process of collection and are reasonably expected to result in repayment or restoration to current status. The ratio of 90 day delinquent loans to total loans was .84 percent (.56 percent excluding covered assets) at December 31, 2008, compared with .38 percent at December 31, 2007. The Company expects delinquencies to continue to increase due to deteriorating economic conditions and continuing stress in the housing markets.

The following table provides summary delinquency information for residential mortgages and retail loans, excluding covered assets:

			As a Percent of Ending
	Amount		Loan Balances
December 31,
(Dollars in Millions)	2008	2007	2008	2007
Residential mortgages
30-89 days	$536	$233	2.28%	1.02%
90 days or more	366	196	1.55	.86
Nonperforming	210	54	.89	.24

Total	$1,112	$483	4.72%	2.12%

Retail
Credit card
30-89 days	$369	$268	2.73%	2.44%
90 days or more	297	212	2.20	1.94
Nonperforming	67	14	.49	.13

Total	$733	$494	5.42%	4.51%
Retail leasing
30-89 days	$49	$39	.95%	.65%
90 days or more	8	6	.16	.10
Nonperforming	–	–	–	–

Total	$57	$45	1.11%	.75%
Home equity and second mortgages
30-89 days	$170	$107	.89%	.65%
90 days or more	106	64	.55	.39
Nonperforming	14	11	.07	.07

Total	$290	$182	1.51%	1.11%
Other retail
30-89 days	$255	$177	1.13%	1.02%
90 days or more	81	62	.36	.36
Nonperforming	11	4	.05	.02

Total	$347	$243	1.54%	1.40%

U.S. BANCORP  39

Within these product categories, the following table provides information on delinquent and nonperforming loans as a percent of ending loan balances, by channel:

	Consumer Finance (a)		Other Retail
December 31,	2008	2007	2008	2007
Residential mortgages
30-89 days	3.96%	1.58%	1.06%	.61%
90 days or more	2.61	1.33	.79	.51
Nonperforming	1.60	.31	.38	.18

Total	8.17%	3.22%	2.23%	1.30%

Retail
Credit card
30-89 days	–%	–%	2.73%	2.44%
90 days or more	–	–	2.20	1.94
Nonperforming	–	–	.49	.13

Total	–%	–%	5.42%	4.51%
Retail leasing
30-89 days	–%	–%	.95%	.65%
90 days or more	–	–	.16	.10
Nonperforming	–	–	–	–

Total	–%	–%	1.11%	.75%
Home equity and second mortgages
30-89 days	3.24%	2.53%	.59%	.41%
90 days or more	2.36	1.78	.32	.21
Nonperforming	.14	.11	.07	.06

Total	5.74%	4.42%	.98%	.68%
Other retail
30-89 days	6.91%	6.38%	1.00%	.88%
90 days or more	1.98	1.66	.32	.33
Nonperforming	–	–	.05	.02

Total	8.89%	8.04%	1.37%	1.23%

(a)	Consumer finance category included credit originated and managed by the consumer finance division, as well as the majority of home equity and second mortgages with a loan-to-value greater than 100 percent that were originated in the branches.
Within the consumer finance division at December 31, 2008, approximately $467 million and $121 million of these delinquent and nonperforming residential mortgages and other retail loans, respectively, were to customers that may be defined as sub-prime borrowers, compared with $227 million and $89 million, respectively at December 31, 2007.

The following table provides summary delinquency information for covered assets:

			As a Percent of Ending
	Amount		Loan Balances
December 31,
(Dollars in Millions)	2008	2007	2008	2007
30-89 days	$740	–	6.46%	–
90 days or more	587	–	5.13	–
Nonperforming	643	–	5.62	–

Total	$1,970	–	17.21%	–

Restructured Loans Accruing Interest In certain circumstances, management may modify the terms of a loan to maximize the collection of the loan balance. In most cases, the modification is either a reduction in interest rate, extension of the maturity date or a reduction in the principal balance. Generally, the borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term so concessionary modification is granted to the borrower that would otherwise not be considered. Restructured loans, except those where the principal balance has been reduced, accrue interest as long as the borrower complies with the revised terms and conditions and has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles.
The majority of the Company’s loan restructurings occur on a case-by-case basis in connection with ongoing loan collection processes. However, in late 2007, the Company began implementing a mortgage loan restructuring program for certain qualifying borrowers. In general, certain borrowers in the consumer finance division facing an interest rate reset that are current in their repayment status, are allowed to retain the lower of their existing interest rate or the market interest rate as of their interest reset date.
Covered assets acquired from Downey and PFF that had been restructured prior to the acquisitions are not considered restructured loans for purposes of the Company’s accounting and disclosure because they reflect the terms in place at the date of the Company’s investment. Covered loans restructured after the date of acquisition are considered restructured loans to the Company and are accounted for in the same manner as the Company’s other restructured loans. The Company expects to restructure a substantial amount of the covered assets over the next two years.

The following table provides a summary of restructured loans that are performing in accordance with the modified terms, and therefore continue to accrue interest:

			As a Percent
			of Ending
	Amount		Loan Balances
December 31
(Dollars in Millions)	2008	2007	2008	2007
Commercial	$35	$21	.06%	.04%
Commercial real estate	138	–	.42	–
Residential mortgages	813	157	3.45	.69
Credit card	450	324	3.33	2.96
Other retail	73	49	.16	.12

Total	$1,509	$551	.81%	.36%

Restructured loans that continue to accrue interest were $958 million higher at December 31, 2008, compared with December 31, 2007, reflecting the impact of residential mortgage restructurings. The Company expects this trend to continue in the near term as difficult economic conditions continue and borrowers seek alternative payment arrangements.

40  U.S. BANCORP

Table 14    NONPERFORMING ASSETS (a)

At December 31, (Dollars in Millions)	2008	2007	2006	2005	2004

Commercial
Commercial	$290	$128	$196	$231	$289
Lease financing	102	53	40	42	91

Total commercial	392	181	236	273	380
Commercial Real Estate
Commercial mortgages	294	84	112	134	175
Construction and development	780	209	38	23	25

Total commercial real estate	1,074	293	150	157	200
Residential Mortgages	210	54	36	48	43
Retail
Credit card	67	14	31	49	–
Retail leasing	–	–	–	–	–
Other retail	25	15	17	17	17

Total retail	92	29	48	66	17

Total nonperforming loans, excluding covered assets	1,768	557	470	544	640
Covered assets	643	–	–	–	–

Total nonperforming loans	2,411	557	470	544	640
Other Real Estate (b)	190	111	95	71	72
Other Assets	23	22	22	29	36

Total nonperforming assets	$2,624	$690	$587	$644	$748

Accruing loans 90 days or more past due, excluding covered assets	$967	$584	$349	$253	$294
Accruing loans 90 days or more past due	$1,554	$584	$349	$253	$294
Nonperforming loans to total loans, excluding covered assets	1.02%	.36%	.33%	.40%	.51%
Nonperforming loans to total loans	1.30%	.36%	.33%	.40%	.51%
Nonperforming assets to total loans plus other real estate, excluding covered assets (b)	1.14%	.45%	.41%	.47%	.60%
Nonperforming assets to total loans plus other real estate (b)	1.42%	.45%	.41%	.47%	.60%
Net interest foregone on nonperforming loans	$80	$41	$39	$30	$42

Changes in Nonperforming Assets

	Commercial and	Retail and
(Dollars in Millions)	Commercial Real Estate	Residential Mortgages (d)	Total

Balance December 31, 2007	$485	$205	$690
Additions to nonperforming assets
New nonaccrual loans and foreclosed properties	1,769	357	2,126
Advances on loans	37	–	37
Acquired nonaccrual covered assets	369	274	643

Total additions	2,175	631	2,806
Reductions in nonperforming assets
Paydowns, payoffs	(228)	(37)	(265)
Net sales	(23)	–	(23)
Return to performing status	(32)	(8)	(40)
Charge-offs (c)	(481)	(63)	(544)

Total reductions	(764)	(108)	(872)

Net additions to nonperforming assets	1,411	523	1,934

Balance December 31, 2008	$1,896	$728	$2,624

(a)	Throughout this document, nonperforming assets and related ratios do not include accruing loans 90 days or more past due.
(b)	Excludes $209 million, $102 million and $83 million at December 31, 2008, 2007 and 2006, respectively of foreclosed GNMA loans which continue to accrue interest.
(c)	Charge-offs exclude actions for certain card products and loan sales that were not classified as nonperforming at the time the charge-off occurred.
(d)	Residential mortgage information excludes changes related to residential mortgages serviced by others.

U.S. BANCORP  41

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
At December 31, 2008, total nonperforming assets were $2,624 million, compared with $690 million at year-end 2007 and $587 million at year-end 2006. Total nonperforming assets at December 31, 2008, included $643 million of covered assets acquired from the FDIC in the Downey and PFF acquisitions. The nonperforming covered assets are primarily related to foreclosed real estate and construction loans, and are subject to the Loss Sharing Agreements with the FDIC. The ratio of total nonperforming assets to total loans and other real estate was 1.42 percent (1.14 percent excluding covered assets) at December 31, 2008, compared with .45 percent and .41 percent at the end of 2007 and 2006, respectively. The $1,934 million increase in nonperforming assets was driven primarily by continuing stress in the residential construction portfolio and related industries, as well as the residential mortgage portfolio, an increase in foreclosed properties and the impact of the economic slowdown on other commercial customers.
Included in nonperforming loans were restructured loans that are not accruing interest of $151 million at December 31, 2008, compared with $17 million at December 31, 2007.
Other real estate included in nonperforming assets was $190 million at December 31, 2008, compared with $111 million at December 31, 2007, and was primarily related to foreclosed properties that previously secured residential mortgages, home equity and second mortgage loan balances. The increase in other real estate assets reflected continuing stress in residential construction and related supplier industries and higher residential mortgage loan foreclosures.

The following table provides an analysis of other real estate owned (“OREO”) as a percent of their related loan balances, including further detail for residential mortgages and home equity and second mortgage loan balances by geographical location:

			As a Percent of
			Ending
	Amount		Loan Balances
December 31,
(Dollars in Millions)	2008	2007	2008	2007
Residential
Minnesota	$18	$12	.34%	.23%
California	13	5	.29	.15
Michigan	12	22	2.39	3.47
Florida	9	6	1.20	.70
Ohio	9	10	.37	.40
All other states	84	55	.29	.21

Total residential	145	110	.34	.28
Commercial	45	1	.14	–

Total OREO	$190	$111	.10%	.07%

The Company anticipates nonperforming assets, including OREO, will continue to increase due to general economic conditions and continuing stress in the residential mortgage portfolio and residential construction industry.
The $103 million increase in total nonperforming assets in 2007, as compared with 2006, primarily reflected higher levels of nonperforming loans resulting from stress in residential construction, associated homebuilding industries and financial services companies. Partially offsetting the increase in total nonperforming loans, was a decrease in nonperforming loans in the manufacturing and transportation industry sectors within the commercial loan portfolio. Other real estate assets were also higher in 2007 due to higher residential mortgage loan foreclosures as consumers experienced financial difficulties given inflationary factors, changing interest rates and other current economic conditions.

Analysis of Loan Net Charge-Offs Total loan net charge-offs were $1,819 million in 2008, compared with $792 million in 2007 and $544 million in 2006. The ratio of total loan net charge-offs to average loans was 1.10 percent in 2008, compared with .54 percent in 2007 and .39 percent in 2006. The increase in net charge-offs in 2008, compared with 2007, was driven by factors affecting the residential housing markets as well as homebuilding and related industries, credit costs associated with credit card and other consumer loan growth over the past several quarters. Given current economic conditions and the continuing decline in home and other collateral values, the Company expects net charge-offs to increase during 2009.
Commercial and commercial real estate loan net charge-offs for 2008 were $514 million (.60 percent of average loans outstanding), compared with $159 million (.21 percent of average loans outstanding) in 2007 and $88 million

42  U.S. BANCORP

Table 15    NET CHARGE-OFFS AS A PERCENT OF AVERAGE LOANS OUTSTANDING

Year Ended December 31	2008	2007	2006	2005	2004

Commercial
Commercial	.53%	.24%	.15%	.12%	.29%
Lease financing	1.36	.61	.46	.85	1.42

Total commercial	.63	.29	.18	.20	.43
Commercial Real Estate
Commercial mortgages	.15	.06	.01	.03	.09
Construction and development	1.48	.11	.01	(.04)	.13

Total commercial real estate	.55	.08	.01	.01	.10
Residential Mortgages	1.01	.28	.19	.20	.20
Retail
Credit card	4.73	3.34	2.88	4.20	4.14
Retail leasing	.65	.25	.20	.35	.59
Home equity and second mortgages	1.01	.46	.33	.46	.54
Other retail	1.39	.96	.85	1.33	1.35

Total retail	1.92	1.17	.92	1.30	1.36

Total loans, excluding covered assets	1.10	.54	.39	.52	.64
Covered assets	.38	–	–	–	–

Total loans	1.10%	.54%	.39%	.52%	.64%

(.12 percent of average loans outstanding) in 2006. The increase in net charge-offs in 2008, compared with 2007 and the increase in 2007, compared with 2006, reflected the continuing stress within the portfolios, especially residential homebuilding and related industry sectors.
Residential mortgage loan net charge-offs for 2008 were $234 million (1.01 percent of average loans outstanding), compared with $61 million (.28 percent of average loans outstanding) in 2007 and $41 million (.19 percent of average loans outstanding) in 2006. The increase in residential mortgage losses in 2008 was primarily a result of a domestic economic recession, combined with rapidly decreasing residential real estate values in some markets.
Retail loan net charge-offs in 2008 were $1,066 million (1.92 percent of average loans outstanding), compared with $572 million (1.17 percent of average loans outstanding) in 2007 and $415 million (.92 percent of average loans outstanding) in 2006. The increase in retail loan net charge-offs in 2008 reflected the Company’s growth in credit card and other consumer loan balances, as well as the adverse impact of current economic conditions on consumers. The increase in retail loan net charge-offs in 2007 reflected growth in the credit card and installment loan portfolios. In addition, net charge-offs for 2006 reflected the beneficial impact of bankruptcy legislation changes that occurred in the fourth quarter of 2005.

The following table provides an analysis of net charge-offs as a percent of average loans outstanding managed by the consumer finance division, compared with other retail related loans:

			Percent of
	Average Loans		Average Loans
Year Ended December 31
(Dollars in Millions)	2008	2007	2008	2007
Consumer Finance (a)
Residential mortgages	$9,923	$9,129	1.96%	.58%
Home equity and second mortgages	2,050	1,850	5.71	2.70
Other retail	461	414	5.86	3.38
Other Retail
Residential mortgages	$13,334	$12,956	.30%	.06%
Home equity and second mortgages	15,500	14,073	.39	.17
Other retail	20,210	16,436	1.29	.90
Total Company
Residential mortgages	$23,257	$22,085	1.01%	.28%
Home equity and second mortgages	17,550	15,923	1.01	.46
Other retail	20,671	16,850	1.39	.96

(a)	Consumer finance category included credit originated and managed by the consumer finance division, as well as the majority of home equity and second mortgages with a loan-to-value greater than 100 percent that were originated in the branches.

U.S. BANCORP  43

The following table provides further information on net charge-offs as a percent of average loans outstanding for the consumer finance division:

			Percent of
			Average
	Average Loans		Loans
Year Ended December 31
(Dollars in Millions)	2008	2007	2008	2007
Residential mortgages
Sub-prime borrowers	$3,101	$3,158	3.51%	1.17%
Other borrowers	6,822	5,971	1.25	.27

Total	$9,923	$9,129	1.96%	.58%
Home equity and second mortgages
Sub-prime borrowers	$799	$908	10.01%	3.41%
Other borrowers	1,251	942	2.96	2.02

Total	$2,050	$1,850	5.71%	2.70%

Analysis and Determination of the Allowance for Credit Losses The allowance for loan losses reserves for probable and estimable losses incurred in the Company’s loan and lease portfolio, considering credit loss protection from the Loss Sharing Agreements with the FDIC. At December 31, 2008, allowances for loan losses on covered assets were $74 million. The majority of the credit risk of the covered assets was recorded as a discount on the loans because they were recorded at fair value at acquisition. Management evaluates the allowance each quarter to determine it is sufficient to cover incurred losses. The evaluation of each element and the overall allowance is based on a continuing assessment of problem loans, recent loss experience and other factors, including regulatory guidance and economic conditions. Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments, which is included in other liabilities in the Consolidated Balance Sheet. Both the allowance for loan losses and the liability for unfunded credit commitments are included in the Company’s analysis of credit losses and reported reserve ratios.
At December 31, 2008, the allowance for credit losses was $3,639 million (1.96 percent of total loans and 2.09 percent of loans excluding covered assets), compared with an allowance of $2,260 million (1.47 percent of loans) at December 31, 2007, and $2,256 million (1.57 percent of loans) at December 31, 2006. The ratio of the allowance for credit losses to nonperforming loans was 151 percent (206 percent excluding covered assets) at December 31, 2008, compared with 406 percent and 480 percent at December 31, 2007 and 2006, respectively. The ratio of the allowance for credit losses to loan net charge-offs at December 31, 2008, was 200 percent (201 percent excluding covered assets), compared with 285 percent and 415 percent at December 31, 2007 and 2006, respectively. Management determined the allowance for credit losses was appropriate at December 31, 2008.
Several factors were taken into consideration in evaluating the allowance for credit losses at December 31, 2008, including the risk profile of the portfolios, loan net charge-offs during the period, the level of nonperforming assets, accruing loans 90 days or more past due, delinquency ratios and changes in restructured loan balances. Management also considered the uncertainty related to certain industry sectors, and the extent of credit exposure to specific borrowers within the portfolio. In addition, concentration risks associated with commercial real estate and the mix of loans, including credit cards, loans originated through the consumer finance division and residential mortgages balances, and their relative credit risks were evaluated. Finally, the Company considered current economic conditions that might impact the portfolio. Management determines the allowance that is required for specific loan categories based on relative risk characteristics of the loan portfolio. On an ongoing basis, management evaluates its methods for determining the allowance for each element of the portfolio and makes enhancements considered appropriate. Table 17 shows the amount of the allowance for credit losses by portfolio category.
Regardless of the extent of the Company’s analysis of customer performance, portfolio trends or risk management processes, certain incurred but undetected losses are probable within the loan portfolios. This is due to several factors, including inherent delays in obtaining information regarding a customer’s financial condition or changes in their unique business conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses from larger non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogeneous groups of loans, loan portfolio concentrations, and additional subjective considerations are among other factors. Because of these subjective factors, the process utilized to determine each element of the allowance for credit losses by specific loan category has some imprecision. As such, the Company estimates a range of incurred losses in the portfolio based on statistical analyses and management judgment. A statistical analysis attempts to measure the extent of imprecision and other uncertainty by determining the volatility of losses over time, across loan categories. Also, management judgmentally considers loan concentrations, risks associated with specific industries, the stage of the business cycle, economic conditions and other qualitative factors. Beginning in 2007, the Company assigned this element of the allowance to each portfolio type to better reflect the Company’s risk in the specific portfolios. In years prior to 2007, this element of the allowance was separately categorized as “allowance available for other factors”.

44  U.S. BANCORP

Table 16    SUMMARY OF ALLOWANCE FOR CREDIT LOSSES

(Dollars in Millions)	2008	2007	2006	2005	2004

Balance at beginning of year	$2,260	$2,256	$2,251	$2,269	$2,369
Charge-Offs
Commercial
Commercial	282	154	121	140	244
Lease financing	113	63	51	76	110

Total commercial	395	217	172	216	354
Commercial real estate
Commercial mortgages	34	16	11	16	29
Construction and development	139	10	1	3	13

Total commercial real estate	173	26	12	19	42
Residential mortgages	236	63	43	39	33
Retail
Credit card	630	389	256	313	282
Retail leasing	41	23	25	38	49
Home equity and second mortgages	185	82	62	83	89
Other retail	344	232	193	241	225

Total retail	1,200	726	536	675	645

Covered assets	5	–	–	–	–

Total charge-offs	2,009	1,032	763	949	1,074
Recoveries
Commercial
Commercial	27	52	61	95	144
Lease financing	26	28	27	34	41

Total commercial	53	80	88	129	185
Commercial real estate
Commercial mortgages	1	4	8	10	11
Construction and development	–	–	–	6	4

Total commercial real estate	1	4	8	16	15
Residential mortgages	2	2	2	3	4
Retail
Credit card	65	69	36	35	30
Retail leasing	6	7	11	12	10
Home equity and second mortgages	7	8	12	15	13
Other retail	56	70	62	54	50

Total retail	134	154	121	116	103

Covered assets	–	–	–	–	–

Total recoveries	190	240	219	264	307
Net Charge-Offs
Commercial
Commercial	255	102	60	45	100
Lease financing	87	35	24	42	69

Total commercial	342	137	84	87	169
Commercial real estate
Commercial mortgages	33	12	3	6	18
Construction and development	139	10	1	(3)	9

Total commercial real estate	172	22	4	3	27
Residential mortgages	234	61	41	36	29
Retail
Credit card	565	320	220	278	252
Retail leasing	35	16	14	26	39
Home equity and second mortgages	178	74	50	68	76
Other retail	288	162	131	187	175

Total retail	1,066	572	415	559	542

Covered assets	5	–	–	–	–

Total net charge-offs	1,819	792	544	685	767

Provision for credit losses	3,096	792	544	666	669
Acquisitions and other changes	102	4	5	1	(2)

Balance at end of year	$3,639	$2,260	$2,256	$2,251	$2,269

Components
Allowance for loan losses	$3,514	$2,058	$2,022	$2,041	$2,080
Liability for unfunded credit commitments	125	202	234	210	189

Total allowance for credit losses	$3,639	$2,260	$2,256	$2,251	$2,269

Allowance for credit losses as a percentage of
Period-end loans, excluding covered assets	2.09%	1.47%	1.57%	1.65%	1.82%
Nonperforming loans, excluding covered assets	206	406	480	414	355
Nonperforming assets, excluding covered assets	184	328	384	350	303
Net charge-offs, excluding covered assets	201	285	415	329	296

Period-end loans	1.96%	1.47%	1.57%	1.65%	1.82%
Nonperforming loans	151	406	480	414	355
Nonperforming assets	139	328	384	350	303
Net charge-offs	200	285	415	329	296

U.S. BANCORP  45

Table 17    ELEMENTS OF THE ALLOWANCE FOR CREDIT LOSSES

	Allowance Amount					Allowance as a Percent of Loans
December 31 (Dollars in Millions)	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004
Commercial
Commercial	$782	$860	$665	$656	$664	1.57%	1.92%	1.64%	1.73%	1.89%
Lease financing	208	146	90	105	106	3.03	2.34	1.62	2.06	2.14

Total commercial	990	1,006	755	761	770	1.75	1.97	1.63	1.77	1.92
Commercial Real Estate
Commercial mortgages	258	150	126	115	131	1.10	.74	.64	.57	.64
Construction and development	191	108	74	53	40	1.95	1.19	.83	.65	.55

Total commercial real estate	449	258	200	168	171	1.35	.88	.70	.59	.62
Residential Mortgage	524	131	58	39	33	2.22	.58	.27	.19	.21
Retail
Credit card	926	487	298	284	283	6.85	4.45	3.44	3.98	4.29
Retail leasing	49	17	15	24	44	.96	.28	.22	.33	.61
Home equity and second mortgages	255	114	52	62	88	1.33	.69	.33	.41	.59
Other retail	372	247	177	188	195	1.65	1.42	1.08	1.26	1.48

Total retail	1,602	865	542	558	610	2.65	1.70	1.14	1.26	1.46
Covered assets	74	–	–	–	–	.65	–	–	–	–

Total allocated allowance	3,639	2,260	1,555	1,526	1,584	1.96	1.47	1.08	1.12	1.27
Available for other factors	–	–	701	725	685	–	–	.49	.53	.55

Total allowance	$3,639	$2,260	$2,256	$2,251	$2,269	1.96%	1.47%	1.57%	1.65%	1.82%

The allowance recorded for commercial and commercial real estate loans is based, in part, on a regular review of individual credit relationships. The Company’s risk rating process is an integral component of the methodology utilized to determine these elements of the allowance for credit losses. An allowance for credit losses is established for pools of commercial and commercial real estate loans and unfunded commitments based on the risk ratings assigned. An analysis of the migration of commercial and commercial real estate loans and actual loss experience throughout the business cycle is conducted quarterly to assess the exposure for credits with similar risk characteristics. In addition to its risk rating process, the Company separately analyzes the carrying value of impaired loans to determine whether the carrying value is less than or equal to the appraised collateral value or the present value of expected cash flows. Based on this analysis, an allowance for credit losses may be specifically established for impaired loans. The allowance established for commercial and commercial real estate loan portfolios, including impaired commercial and commercial real estate loans, was $1,439 million at December 31, 2008, compared with $1,264 million at December 31, 2007, and $955 million at December 31, 2006. The increase in the allowance for commercial and commercial real estate loans of $175 million at December 31, 2008, compared with December 31, 2007, reflected the increasing stress within the portfolios, especially residential homebuilding and related industry sectors.
The allowance recorded for the residential mortgages and retail loan portfolios is based on an analysis of product mix, credit scoring and risk composition of the portfolio, loss and bankruptcy experiences, economic conditions and historical and expected delinquency and charge-off statistics for each homogenous group of loans. Based on this information and analysis, an allowance was established approximating a twelve-month estimate of net charge-offs. The allowance established for residential mortgages was $524 million at December 31, 2008, compared with $131 million and $58 million at December 31, 2007 and 2006, respectively. The increase in the allowance for the residential mortgages portfolio year-over-year was driven by portfolio growth, rising foreclosures and current economic conditions. The allowance established for retail loans was $1,602 million at December 31, 2008, compared with $865 million and $542 million at December 31, 2007 and 2006, respectively. The increase in the allowance for the retail portfolio in 2008 reflected foreclosures in the home equity portfolio, growth in the credit card and other retail portfolios and the impact of current economic conditions on customers.
Although the Company determines the amount of each element of the allowance separately and this process is an important credit management tool, the entire allowance for credit losses is available for the entire loan portfolio. The actual amount of losses incurred can vary significantly from the estimated amounts.

Residual Value Risk Management The Company manages its risk to changes in the residual value of leased assets through disciplined residual valuation setting at the inception of a lease, diversification of its leased assets, regular residual

46  U.S. BANCORP

asset valuation reviews and monitoring of residual value gains or losses upon the disposition of assets. Commercial lease originations are subject to the same well-defined underwriting standards referred to in the “Credit Risk Management” section which includes an evaluation of the residual value risk. Retail lease residual value risk is mitigated further by originating longer-term vehicle leases and effective end-of-term marketing of off-lease vehicles. Prior to 2008, the Company maintained residual value insurance to reduce the financial risk of potential changes in vehicle residual values. In 2008, the Company terminated the residual value insurance and received a negotiated settlement for insured residual value exposure which was not material. The Company considered the lack of residual value insurance in evaluating leased assets for impairment.
Included in the retail leasing portfolio was approximately $3.2 billion of retail leasing residuals at December 31, 2008, compared with $3.8 billion at December 31, 2007. The Company monitors concentrations of leases by manufacturer and vehicle “make and model.” As of December 31, 2008, vehicle lease residuals related to sport utility vehicles were 38.7 percent of the portfolio while mid-range and upscale vehicle classes represented approximately 19.7 percent and 18.7 percent, respectively. At year-end 2008, the largest vehicle-type concentration represented approximately 6.3 percent of the aggregate residual value of the vehicles in the portfolio.
Because retail residual valuations tend to be less volatile for longer-term leases, relative to the estimated residual at inception of the lease, the Company actively manages lease origination production to achieve a longer-term portfolio. At December 31, 2008, the weighted-average origination term of the portfolio was 47 months, compared with 49 months at December 31, 2007. During the several years prior to 2008, new vehicle sales volumes experienced strong growth driven by manufacturer incentives, consumer spending levels and strong economic conditions. In 2008, sales of new cars softened due to the overall weakening of the economy. Current expectations are that sales of new vehicles will continue to trend downward in 2009. The Company’s portfolio has experienced deterioration in residual values in 2008 in all categories, most notably sport utility vehicles and luxury models, as a result of higher fuel prices and a declining economy. These conditions resulted in lower used vehicle prices and higher end-of-term average losses. During 2008, the Company recognized residual value impairments of approximately 7.0 percent of the residual portfolio. In the fourth quarter of 2008, used vehicle values stabilized somewhat as fuel prices began to decline. As a result of current economic conditions, the Company expects residual value losses will continue at a similar percentage to 2008, but will decrease overall as the leasing portfolio decreases.
At December 31, 2008, the commercial leasing portfolio had $690 million of residuals, compared with $660 million at December 31, 2007. At year-end 2008, lease residuals related to trucks and other transportation equipment were 30.5 percent of the total residual portfolio. Business and office equipment represented 17.2 percent of the aggregate portfolio, while railcars and aircraft were 16.6 percent and 10.0 percent, respectively. No other significant concentrations of more than 10 percent existed at December 31, 2008.

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

U.S. BANCORP  47

Each business line within the Company has designated risk managers. These risk managers are responsible for, among other things, coordinating the completion of ongoing risk assessments and ensuring that operational risk management is integrated into business decision-making activities. The Company’s internal audit function validates the system of internal controls through risk-based, regular and ongoing audit procedures and reports on the effectiveness of internal controls to executive management and the Audit Committee of the Board of Directors. Management also provides various operational risk related reporting to the Risk Committee of the Board of Directors.
Customer-related business conditions may also increase operational risk, or the level of operational losses in certain transaction processing business units, including merchant processing activities. Ongoing risk monitoring of customer activities and their financial condition and operational processes serve to mitigate customer-related operational risk. Refer to Note 22 of the Notes to Consolidated Financial Statements for further discussion on merchant processing. Business continuation and disaster recovery planning is also critical to effectively managing operational risks. Each business unit of the Company is required to develop, maintain and test these plans at least annually to ensure that recovery activities, if needed, can support mission critical functions including technology, networks and data centers supporting customer applications and business operations.
While the Company believes that it has designed effective methods to minimize operational risks, there is no absolute assurance that business disruption or operational losses would not occur in the event of a disaster. On an ongoing basis, management makes process changes and investments to enhance its systems of internal controls and business continuity and disaster recovery plans.

Interest Rate Risk Management In the banking industry, changes in interest rates are a significant risk that can impact earnings, market valuations and safety and soundness of an entity. To minimize the volatility of net interest income and the market value of assets and liabilities, the Company manages its exposure to changes in interest rates through asset and liability management activities within guidelines established by its Asset Liability Policy Committee (“ALPC”) and approved by the Board of Directors. The ALPC has the responsibility for approving and ensuring compliance with the ALPC management policies, including interest rate risk exposure. The Company uses net interest income simulation analysis and market value of equity modeling for measuring and analyzing consolidated interest rate risk.

Net Interest Income Simulation Analysis One of the primary tools used to measure interest rate risk and the effect of interest rate changes on net interest income is simulation analysis. The monthly analysis incorporates substantially all of the Company’s assets and liabilities and off-balance sheet instruments, together with forecasted changes in the balance sheet and assumptions that reflect the current interest rate environment. Through this simulation, management estimates the impact on net interest income of a 200 basis point upward or downward gradual change of market interest rates over a one-year period. The simulation also estimates the effect of immediate and sustained parallel shifts in the yield curve of 50 basis points as well as the effect of immediate and sustained flattening or steepening of the yield curve. This simulation includes assumptions about how the balance sheet is likely to be affected by changes in loan and deposit growth. Assumptions are made to project interest rates for new loans and deposits based on historical analysis, management’s outlook and repricing strategies. These assumptions are validated on a periodic basis. A sensitivity analysis is provided for key variables of the simulation. The results are reviewed by the ALPC monthly and are used to guide asset/liability management strategies.
The table below summarizes the interest rate risk of net interest income based on forecasts over the succeeding 12 months. At December 31, 2008, the Company’s overall interest rate risk position was asset sensitive to changes in interest rates. The Company manages its interest rate risk position by holding assets on the balance sheet with desired interest rate risk characteristics, implementing certain pricing strategies for loans and deposits and through the selection of derivatives and various funding and investment portfolio strategies. The Company manages the overall interest rate risk profile within policy limits. The ALPC policy limits the estimated change in net interest income to 4.0 percent of forecasted net interest income over the succeeding 12 months. At December 31 2008 and 2007, the Company was within policy.

Market Value of Equity Modeling The Company also utilizes the market value of equity as a measurement tool in managing interest rate sensitivity. The market value of equity measures the degree to which the market values of the Company’s assets and liabilities and off-balance sheet

SENSITIVITY OF NET INTEREST INCOME

	December 31, 2008						December 31, 2007
	Down 50		Up 50	Down 200		Up 200	Down 50	Up 50	Down 200	Up 200
	Immediate		Immediate	Gradual*		Gradual	Immediate	Immediate	Gradual	Gradual
Net interest income		*	.37%		*	1.05%	.54%	(1.01)%	1.28%	(2.55)%

*	Given the current level of interest rates, a downward rate scenario can not be computed.

48  U.S. BANCORP

instruments will change given a change in interest rates. The ALPC policy limits the change in market value of equity in a 200 basis point parallel rate shock to 15.0 percent of the market value of equity assuming interest rates at December 31, 2008. The up 200 basis point scenario resulted in a 7.6 percent decrease in the market value of equity at December 31, 2008, compared with a 7.6 percent decrease at December 31, 2007. The down 200 basis point scenario resulted in a 2.8 percent decrease in the market value of equity at December 31, 2008, compared with a 3.5 percent decrease at December 31, 2007. At December 31, 2008 and 2007, the Company was within policy.
The valuation analysis is dependent upon certain key assumptions about the nature of assets and liabilities with non-contractual maturities. Management estimates the average life and rate characteristics of asset and liability accounts based upon historical analysis and management’s expectation of rate behavior. These assumptions are validated on a periodic basis. A sensitivity analysis of key variables of the valuation analysis is provided to the ALPC monthly and is used to guide asset/liability management strategies. The Company also uses duration of equity as a measure of interest rate risk. The duration of equity is a measure of the net market value sensitivity of the assets, liabilities and derivative positions of the Company. The duration of assets was 1.6 years at December 31, 2008, compared with 1.8 years at December 31, 2007. The duration of liabilities was 1.7 years at December 31, 2008, compared with 1.9 years at December 31, 2007. At December 31, 2008, the duration of equity was 1.2 years, unchanged from December 31, 2007.

Use of Derivatives to Manage Interest Rate and Other Risks In the ordinary course of business, the Company enters into derivative transactions to manage its interest rate, prepayment, credit, price and foreign currency risks (“asset and liability management positions”) and to accommodate the business requirements of its customers (“customer-related positions”). To manage its interest rate risk, the Company may enter into interest rate swap agreements and interest rate options such as caps and floors. Interest rate swaps involve the exchange of fixed-rate and variable-rate payments without the exchange of the underlying notional amount on which the interest payments are calculated. Interest rate caps protect against rising interest rates while interest rate floors protect against declining interest rates. In connection with its mortgage banking operations, the Company enters into forward commitments to sell mortgage loans related to fixed-rate mortgage loans held for sale and fixed-rate mortgage loan commitments. The Company also acts as a seller and buyer of interest rate contracts and foreign exchange rate contracts on behalf of customers. The Company minimizes its market and liquidity risks by taking similar offsetting positions.
All interest rate derivatives that qualify for hedge accounting are recorded at fair value as other assets or liabilities on the balance sheet and are designated as either “fair value” or “cash flow” hedges. The Company performs an assessment, both at inception and quarterly thereafter, when required, to determine whether these derivatives are highly effective in offsetting changes in the value of the hedged items. Hedge ineffectiveness for both cash flow and fair value hedges is recorded in noninterest income. Changes in the fair value of derivatives designated as fair value hedges, and changes in the fair value of the hedged items, are recorded in earnings. Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income (loss) until income from the cash flows of the hedged items is realized. Customer-related interest rate swaps, foreign exchange rate contracts, and all other derivative contracts that do not qualify for hedge accounting are recorded at fair value and resulting gains or losses are recorded in other noninterest income or mortgage banking revenue. Gains and losses on customer-related derivative positions, net of gains and losses on related offsetting positions entered into by the Company, were not material in 2008.
By their nature, derivative instruments are subject to market risk. The Company does not utilize derivative instruments for speculative purposes. Of the Company’s $55.9 billion of total notional amount of asset and liability management positions at December 31, 2008, $17.4 billion was designated as either fair value or cash flow hedges or net investment hedges of foreign operations. The cash flow hedge derivative positions are interest rate swaps that hedge the forecasted cash flows from the underlying variable-rate debt. The fair value hedges are primarily interest rate swaps that hedge the change in fair value related to interest rate changes of underlying fixed-rate debt and subordinated obligations.
Derivative instruments are also subject to credit risk associated with counterparties to the derivative contracts. Credit risk associated with derivatives is measured based on the replacement cost should the counterparties with contracts in a gain position to the Company fail to perform under the terms of the contract. The Company manages this risk through diversification of its derivative positions among various counterparties, requiring collateral agreements with credit-rating thresholds, and in certain cases, entering into master netting agreements and interest rate swap risk participation agreements. These interest rate swap risk participation agreements transfer the credit risk related to

U.S. BANCORP  49

Table 18    DERIVATIVE POSITIONS

ASSET AND LIABILITY MANAGEMENT POSITIONS

									Weighted-
									Average
	Maturing								Remaining
								Fair	Maturity
December 31, 2008 (Dollars in Millions)	2009	2010	2011	2012	2013	Thereafter	Total	Value	In Years

Interest Rate Contracts
Receive fixed/pay floating swaps
Notional amount	$–	$–	$–	$–	$–	$2,750	$2,750	$226	51.08
Weighted-average
Receive rate	–%	–%	–%	–%	–%	6.33%	6.33%
Pay rate	–	–	–	–	–	1.14	1.14
Pay fixed/receive floating swaps
Notional amount	$4,000	$3,575	$–	$–	$–	$4,429	$12,004	$(1,049)	3.42
Weighted-average
Receive rate	1.43%	2.67%	–%	–%	–%	2.95%	2.36%
Pay rate	4.49	3.40	–	–	–	5.17	4.42
Futures and forwards
Buy	$20,268	$–	$–	$–	$–	$–	$20,268	$156	.08
Sell	8,671	–	–	–	–	–	8,671	(75)	.12
Options
Purchased	$5,750	$–	$–	$–	$–	$–	$5,750	$–	.07
Written	3,712	–	–	–	–	–	3,712	20	.10
Foreign Exchange Contract
Cross-currency swaps
Notional amount	$–	$–	$–	$–	$–	$1,766	$1,766	$122	7.84
Weighted-average
Receive rate	–%	–%	–%	–%	–%	4.26%	4.26%
Pay rate	–	–	–	–	–	.87	.87
Forwards	$878	$–	$–	$–	$–	$–	$878	$(29)	.04
Equity Contracts	$37	$–	$19	$–	$–	$–	$56	$(7)	1.06
Credit Default Swaps	$13	$18	$13	$20	$–	$–	$64	$6	2.38

CUSTOMER-RELATED POSITIONS

									Weighted-
									Average
	Maturing								Remaining
								Fair	Maturity
December 31, 2008 (Dollars in Millions)	2009	2010	2011	2012	2013	Thereafter	Total	Value	In Years

Interest Rate Contracts
Receive fixed/pay floating swaps
Notional amount	$2,775	$4,562	$2,773	$2,210	$3,117	$5,715	$21,152	$1,577	4.83
Pay fixed/receive floating swaps
Notional amount	2,767	4,552	2,773	2,167	3,171	5,731	21,161	(1,556)	4.92
Options
Purchased	607	562	514	75	133	64	1,955	(51)	1.92
Written	607	562	514	75	133	64	1,955	51	1.92
Risk participation agreements
Purchased	61	126	114	151	141	116	709	2	4.43
Written	331	218	147	230	389	137	1,452	(2)	3.33
Foreign Exchange Rate Contracts
Forwards, spots and swaps
Buy	$3,517	$168	$26	$6	$3	$–	$3,720	$285	.37
Sell	3,448	171	28	5	4	–	3,656	(263)	.37
Options
Purchased	324	117	61	1	–	–	503	28	.81
Written	324	117	61	1	–	–	503	(28)	.81

50  U.S. BANCORP

interest rate swaps from the Company to an unaffiliated third-party. The Company also provides credit protection to third-parties with risk participation agreements.
At December 31, 2008, the Company had $650 million of realized and unrealized losses on derivatives classified as cash flow hedges recorded in accumulated other comprehensive income (loss). Unrealized gains and losses are reflected in earnings when the related cash flows or hedged transactions occur and offset the related performance of the hedged items. The estimated amount to be reclassified from accumulated other comprehensive income (loss) into earnings during the next 12 months is a loss of $200 million.
The change in the fair value of all other asset and liability management derivative positions attributed to hedge ineffectiveness recorded in noninterest income was not material for 2008. The impact of adopting SFAS 157 in the first quarter of 2008 reduced 2008 noninterest income by $62 million as it required the Company to consider the principal market and nonperformance risk in determining the fair value of derivative positions. On an ongoing basis, the Company considers the risk of nonperformance in its derivative asset and liability positions. In its assessment of nonperformance risk, the Company considers its ability to net derivative positions under master netting agreements, as well as collateral received or provided under collateral support agreements.
The Company enters into derivatives to protect its net investment in certain foreign operations. The Company uses forward commitments to sell specified amounts of certain foreign currencies to hedge fluctuations in foreign currency exchange rates. The net amount of gains or losses included in the cumulative translation adjustment for 2008 was not material.
The Company uses forward commitments to sell residential mortgage loans to economically hedge its interest rate risk related to residential MLHFS. The Company commits to sell the loans at specified prices in a future period, typically within 90 days. The Company is exposed to interest rate risk during the period between issuing a loan commitment and the sale of the loan into the secondary market. In connection with its mortgage banking operations, the Company held $8.4 billion of forward commitments to sell mortgage loans and $9.2 billion of unfunded mortgage loan commitments at December 31, 2008, that were derivatives in accordance with the provisions of the Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedge Activities.” The unfunded mortgage loan commitments are reported at fair value as options in Table 18.
Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, and elected to measure certain MLHFS originated on or after January 1, 2008, at fair value. The fair value election for MLHFS will reduce certain timing differences and better match changes in the value of these mortgage loans with changes in the value of the derivatives used as economic hedges for these mortgage loans. The Company also utilizes U.S. Treasury futures, options on U.S. Treasury futures contracts, interest rate swaps and forward commitments to buy residential mortgage loans to economically hedge the change in fair value of its residential MSRs.
Table 18 summarizes information on the Company’s derivative positions at December 31, 2008. Refer to Notes 1 and 20 of the Notes to Consolidated Financial Statements for significant accounting policies and additional information regarding the Company’s use of derivatives.

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
The Company establishes market risk limits, subject to approval by the Company’s Board of Directors. The Company’s market valuation risk for trading and non-trading positions, as estimated by the VaR analysis, was $2 million and $10 million, respectively, at December 31, 2008, compared with $1 million and $15 million, respectively, at December 31, 2007. The Company’s VaR limit was $45 million at December 31, 2008.

Liquidity Risk Management The ALPC establishes policies, as well as analyzes and manages liquidity, to ensure that

U.S. BANCORP  51

Table 19    DEBT RATINGS

Dominion
		Standard &	Fitch	Bond
	Moody’s	Poor’s	Ratings	Rating Service

U.S. Bancorp
Short-term borrowings			F1+	R-1 (middle	)
Senior debt and medium-term notes	Aa2	AA	AA-	AA
Subordinated debt	Aa3	AA-	A+	AA (low	)
Preferred stock	A1	A+	A+
Commercial paper	P-1	A-1+	F1+	R-1 (middle	)
U.S. Bank National Association
Short-term time deposits	P-1	A-1+	F1+	R-1 (high	)
Long-term time deposits	Aa1	AA+	AA	AA (high	)
Bank notes	Aa1/P-1	AA+/A-1+	AA-/F1+	AA (high	)
Subordinated debt	Aa2	AA	A+	AA
Commercial paper	P-1	A-1+	F1+	R-1 (high	)

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
Unfavorable conditions that have affected the economy and financial markets since mid-2007, further intensified in 2008, as did a global economic slowdown, resulting in an overall decrease in the confidence in the markets. This has led to liquidity pressures on the short-term funding markets and additional stress on global banking systems and economies. As a result of these challenging financial market conditions, liquidity premiums have widened and many banks have experienced certain liquidity constraints, substantially increased pricing to retain deposit balances or utilized the Federal Reserve System discount window to secure adequate funding. In an effort to restore confidence in the financial markets and strengthen financial institutions, the FDIC instituted the Temporary Liquidity Guarantee Program (“TLGP”) in the fourth quarter of 2008, in which the Company has opted to participate. The TLGP is aimed at unlocking credit markets, particularly inter-bank credit markets, and gives healthy banks access to liquidity in two ways. First, the FDIC has guaranteed new, senior unsecured debt issued by a bank, thrift or holding company (“the debt guarantee program”). Under the debt guarantee program, new debt will be fully guaranteed by the FDIC until the shorter of the maturity date or June 30, 2012. The second part of the program gives unlimited insurance coverage for noninterest-bearing deposit transaction accounts (“the transaction account guarantee program”), which frequently exceed the current maximum FDIC insurance limit of $250,000. The transaction account guarantee program also expands the definition of noninterest-bearing accounts to include interest checking accounts with annual interest rates of up to .5 percent. The transaction account guarantee program is in effect through December 31, 2009.
Ultimately, public confidence is generated through profitable operations, sound credit quality and a strong capital position. The Company’s performance in these areas has enabled it to develop a large and reliable base of core deposit funding within its market areas and in domestic and global capital markets. This has allowed the Company to experience strong liquidity, as depositors and investors in the wholesale funding markets seek strong financial institutions. Liquidity management is viewed from long-term and short-term perspectives, as well as from an asset and liability perspective. Management monitors liquidity through a regular review of maturity profiles, funding sources, and loan and deposit forecasts to minimize funding risk.
The Company maintains strategic liquidity and contingency plans that are subject to the availability of asset liquidity in the balance sheet. Monthly, the ALPC reviews the Company’s ability to meet funding requirements due to adverse business events. These funding needs are then matched with specific asset-based sources to ensure sufficient funds are available. Also, strategic liquidity policies require diversification of wholesale funding sources to avoid concentrations in any one market source. Subsidiary companies are members of various Federal Home Loan Banks (“FHLB”) that provide a source of funding through FHLB advances. The Company maintains a Grand Cayman branch for issuing eurodollar time deposits. The Company also issues commercial paper through its Canadian branch. In addition, the Company establishes relationships with dealers to issue national market retail and institutional savings certificates and short-term and medium-term bank notes. The Company’s subsidiary banks also have significant correspondent banking networks and corporate accounts. Accordingly, the Company has access to national fed funds, funding through repurchase agreements and sources of

52  U.S. BANCORP

Table 20    CONTRACTUAL OBLIGATIONS

	Payments Due By Period
		Over One	Over Three
	One Year	Through	Through	Over Five
December 31, 2008 (Dollars in Millions)	or Less	Three Years	Five Years	Years	Total

Contractual Obligations (a)
Long-term debt (b)	$10,455	$9,454	$3,961	$14,489	$38,359
Capital leases	10	19	17	27	73
Operating leases	184	320	244	337	1,085
Purchase obligations	108	104	51	5	268
Benefit obligations (c)	38	81	86	229	434

Total	$10,795	$9,978	$4,359	$15,087	$40,219

(a)	Unrecognized tax positions of $283 million at December 31, 2008, are excluded as the Company cannot make a reasonably reliable estimate of the period of cash settlement with the respective taxing authority.
(b)	In the banking industry, interest-bearing obligations are principally utilized to fund interest-bearing assets. As such, interest charges on related contractual obligations were excluded from reported amounts as the potential cash outflows would have corresponding cash inflows from interest-bearing assets.
(c)	Amounts only include obligations related to the unfunded non-qualified pension plans and post-retirement medical plan.

stable, regionally-based certificates of deposit and commercial paper.
The Company’s ability to raise negotiated funding at competitive prices is influenced by rating agencies’ views of the Company’s credit quality, liquidity, capital and earnings. At December 31, 2008, the credit ratings outlook for the Company was considered “Positive” by Fitch Ratings and “Stable” by Standard & Poor’s Ratings Services, Moody’s Investors Service and Dominion Bond Ratings Service. Table 19 details the rating agencies’ most recent assessments.
The parent company’s routine funding requirements consist primarily of operating expenses, dividends paid to shareholders, debt service, repurchases of common stock and funds used for acquisitions. The parent company obtains funding to meet its obligations from dividends collected from its subsidiaries and the issuance of debt securities.
Under United States Securities and Exchange Commission rules, the parent company is classified as a “well-known seasoned issuer,” which allows it to file a registration statement that does not have a limit on issuance capacity. “Well-known seasoned issuers” generally include those companies with outstanding common securities with a market value of at least $700 million held by non-affiliated parties or those companies that have issued at least $1 billion in aggregate principal amount of non-convertible securities, other than common equity, in the last three years. However, the parent company’s ability to issue debt and other securities under a registration statement filed with the United States Securities and Exchange Commission under these rules is limited by the debt issuance authority granted by the Company’s Board of Directors and/or the ALPC policy.
At December 31, 2008, parent company long-term debt outstanding was $10.8 billion, compared with $10.7 billion at December 31, 2007. Long-term debt activity in 2008 included $3.8 billion of medium-term note issuances, offset by $3.3 billion of convertible senior debenture payments and $.5 billion of medium-term note maturities during 2008. Total parent company debt scheduled to mature in 2009 is $1.0 billion. These debt obligations may be met through medium-term note and capital security issuances and dividends from subsidiaries, as well as from parent company cash and cash equivalents.
Federal banking laws regulate the amount of dividends that may be paid by banking subsidiaries without prior approval. The amount of dividends available to the parent company from its banking subsidiaries after meeting the regulatory capital requirements for well-capitalized banks was approximately $1.3 billion at December 31, 2008. For further information, see Note 23 of the Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements Off-balance sheet arrangements include any contractual arrangement to which an unconsolidated entity is a party, under which the Company has an obligation to provide credit or liquidity enhancements or market risk support. Off-balance sheet arrangements include certain defined guarantees, asset securitization trusts and conduits. Off-balance sheet arrangements also include any obligation under a variable interest held by an unconsolidated entity that provides financing, liquidity, credit enhancement or market risk support.
In the ordinary course of business, the Company enters into an array of commitments to extend credit, letters of credit and various forms of guarantees that may be considered off-balance sheet arrangements. The nature and extent of these arrangements are provided in Note 22 of the Notes to Consolidated Financial Statements.
Asset securitizations and conduits may represent a source of funding for the Company through off-balance sheet structures. Credit, liquidity, operational and legal structural risks exist due to the nature and complexity of asset securitizations and other off-balance sheet structures. The ALPC regularly monitors the performance of each off-

U.S. BANCORP  53

Table 21    REGULATORY CAPITAL RATIOS

At December 31 (Dollars in Millions)	2008	2007

U.S. Bancorp
Tier 1 capital	$24,426	$17,539
As a percent of risk-weighted assets	10.6%	8.3%
As a percent of adjusted quarterly average assets (leverage ratio)	9.8%	7.9%
Total risk-based capital	$32,897	$25,925
As a percent of risk-weighted assets	14.3%	12.2%
Bank Subsidiaries
U.S. Bank National Association
Tier 1 capital	6.6%	6.5%
Total risk-based capital	10.5	10.4
Leverage	6.1	6.2
U.S. Bank National Association ND
Tier 1 capital	14.3%	13.3%
Total risk-based capital	17.8	16.8
Leverage	12.6	11.7

		Well-
Bank Regulatory Capital Requirements	Minimum	Capitalized

Tier 1 capital	4.0%	6.0%
Total risk-based capital	8.0	10.0
Leverage	4.0	5.0

balance sheet structure in an effort to minimize these risks and ensure compliance with the requirements of the structures. The Company uses its credit risk management processes to evaluate the credit quality of underlying assets and regularly forecasts cash flows to evaluate any potential impairment of retained interests. Also, regulatory guidelines require consideration of asset securitizations in the determination of risk-based capital ratios. The Company does not rely significantly on off-balance sheet arrangements for liquidity or capital resources.
The Company sponsors an off-balance sheet conduit to which it transferred high-grade investment securities, initially funded by the issuance of commercial paper. These investment securities include primarily (i) private label asset-backed securities, which are guaranteed by third-party insurers, and (ii) collateralized mortgage obligations. The conduit held assets of $.8 billion at December 31, 2008, and $1.2 billion at December 31, 2007. In March 2008, the conduit ceased issuing commercial paper and began to draw upon a Company-provided liquidity facility to replace outstanding commercial paper as it matured. The draws upon the liquidity facility resulted in the conduit becoming a non-qualifying special purpose entity. However, the Company is not the primary beneficiary and, therefore, does not consolidate the conduit. At December 31, 2008, the amount advanced to the conduit under the liquidity facility was $.9 billion, which is recorded on the Company’s balance sheet in commercial loans. Proceeds from the conduit’s investment securities, including any guarantee payments, will be used to repay draws on the liquidity facility. The Company believes there is sufficient collateral to repay all of the liquidity facility advances.

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
At December 31, 2008, the Company’s tangible common equity divided by tangible assets was 3.2 percent (4.5 percent excluding accumulated other comprehensive income (loss)).
On November 14, 2008, the Company issued 6.6 million shares of cumulative perpetual preferred stock and related warrants to the United States Treasury under the Capital Purchase Program of the Emergency Economic Stabilization Act of 2008, for which it received total proceeds of $6.6 billion in cash. Under the program, the cumulative perpetual preferred stock’s dividend rate is 5 percent per annum for five years, increasing to 9 percent per annum, thereafter, if the cumulative perpetual preferred shares are not redeemed by the Company. In addition to the cumulative perpetual preferred stock, the United States Treasury received warrants entitling it to purchase, during the next ten years, approximately 33 million shares of common stock of the Company, at a price per common share of $30.29. Participation in this program restricts the

54  U.S. BANCORP

Company’s ability to increase its quarterly dividend and repurchase its common stock for up to three years or for as long as the preferred stock issued under the program remains outstanding, if shorter. The American Recovery and Reinvestment Act of 2009, requires the United States Treasury, subject to consultation with appropriate banking regulators, to permit participants in the Capital Purchase Program to repay any amounts previously received without regard to whether the recipient has replaced such funds from any other sources or to any waiting period. Refer to Note 15 in the Notes to Consolidated Financial Statements for further information.
During 2008 and 2007, the Company repurchased 2 million and 58 million shares, respectively, of its common stock under various authorizations approved by its Board of Directors. The average price paid for the shares repurchased in 2008 was $33.59 per share, compared with $34.84 per share in 2007. As of December 31, 2008, the Company had approximately 20 million shares that may yet be purchased under the current Board of Director approved authorization, in connection with the administration of its employee benefit plans in the ordinary course of business, to the extent permitted under the Capital Purchase Program of the Emergency Economic Stabilization Act of 2008. For a complete analysis of activities impacting shareholders’ equity and capital management programs, refer to Note 15 of the Notes to Consolidated Financial Statements.
Banking regulators define minimum capital requirements for banks and financial services holding companies. These requirements are expressed in the form of a minimum Tier 1 capital ratio, total risk-based capital ratio, and Tier 1 leverage ratio. The minimum required level for these ratios is 4.0 percent, 8.0 percent, and 4.0 percent, respectively. The Company targets its regulatory capital levels, at both the bank and bank holding company level, to exceed the “well-capitalized” threshold for these ratios of 6.0 percent, 10.0 percent, and 5.0 percent, respectively. The most recent notification from the Office of the Comptroller of the Currency categorized each of the covered banks as “well-capitalized”, under the FDIC Improvement Act prompt corrective action provisions applicable to all banks. There are no conditions or events since that notification that management believes have changed the risk-based category of any covered subsidiary banks.
As an approved mortgage seller and servicer, U.S. Bank National Association, through its mortgage banking division, is required to maintain various levels of shareholders’ equity, as specified by various agencies, including the United States Department of Housing and Urban Development, Government National Mortgage Association, Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. At December 31, 2008, U.S. Bank National Association met these requirements.
Table 21 provides a summary of capital ratios as of December 31, 2008 and 2007, including Tier 1 and total risk-based capital ratios, as defined by the regulatory agencies.

FOURTH QUARTER SUMMARY

The Company reported net income of $330 million for the fourth quarter of 2008, or $.15 per diluted common share, compared with $942 million, or $.53 per diluted common share, for the fourth quarter of 2007. Return on average assets and return on average common equity were .51 percent and 5.3 percent, respectively, for the fourth quarter of 2008, compared with returns of 1.63 percent and 18.3 percent, respectively, for the fourth quarter of 2007. Challenging market conditions continued and had an impact on the fourth quarter of 2008 results. Significant items reflected in the fourth quarter of 2008 results included $253 million of net securities losses, primarily on structured investment-related securities. In addition, the Company increased the allowance for credit losses by recording $635 million of provision for credit losses expense in excess of net charge-offs. The Company’s results for the fourth quarter of 2007 were also impacted by significant items, including a $215 million Visa Charge and $107 million of valuation losses related to structured investment securities.
Total net revenue, on a taxable-equivalent basis for the fourth quarter of 2008, was $50 million (1.4 percent) higher than the fourth quarter of 2007, reflecting a 22.6 percent increase in net interest income, offset by a 19.2 percent decrease in noninterest income. The increase in net interest income from a year ago, was driven by growth in average earning assets and an increase in the net interest margin. Noninterest income declined from a year ago, as payment services, trust and investment management fees and deposit service charges were affected by the impact of the slowing economy on equity valuations and customer behavior. In addition, noninterest income was adversely impacted by securities impairments, market-related valuation losses and retail lease residual losses.
Fourth quarter net interest income, on a taxable-equivalent basis was $2,161 million, compared with $1,763 million in the fourth quarter of 2007. Average earning assets for the period increased over the fourth quarter of 2007 by $25.7 billion (12.8 percent, 9.4 percent excluding acquisitions), primarily driven by a $25.8 billion (17.0 percent) increase in average loans. The net interest margin in the fourth quarter of 2008 was 3.81 percent, compared with 3.51 percent in the fourth quarter of 2007, reflecting growth in higher-spread loans, asset/liability re-pricing in a declining interest rate environment and

U.S. BANCORP  55

wholesale funding mix during a period of significant volatility in short-term funding markets.
Noninterest income in the fourth quarter of 2008 was $1,463 million, compared with $1,811 million in the same period of 2007. Noninterest income declined $348 million (19.2 percent) from the fourth quarter of 2007, as fee-based revenue in a number of revenue categories was lower as deteriorating economic conditions adversely impacted consumer and business behavior. In addition, total noninterest income was unfavorably impacted by impairment charges related to structured investment securities and other market valuation losses and higher retail lease residual losses from a year ago, partially offset by a $59 million Visa Gain in the fourth quarter of 2008. Credit and debit card revenue, corporate payment products revenue and merchant processing services revenue were lower in the fourth quarter of 2008 than the fourth quarter of 2007 by $29 million (10.2 percent), $12 million (7.2 percent) and $10 million (3.6 percent), respectively. All categories were impacted by lower transaction volumes compared with the prior year’s quarter. Trust and investment management fees declined $44 million (12.8 percent) primarily due to the adverse impact of equity market conditions. Deposit service charges decreased $17 million (6.1 percent) year-over-year, primarily due to lower overdraft fees as overdraft transactions declined. Mortgage banking revenue decreased $25 million (52.1 percent) due to an unfavorable net change in the valuation of MSRs and related economic hedging activities, partially offset by increases in mortgage servicing income and production revenue. Net securities gains (losses) were lower than a year ago by $257 million due to the impact of impairment charges primarily related to structured investment securities. ATM processing services increased by $11 million (13.1 percent) due to growth in transaction volumes and business expansion. Treasury Management fees increased $11 million (9.4 percent) due primarily to the favorable impact of declining rates on customer compensating balances. Commercial products revenue increased $10 million (8.3 percent) year-over-year due to higher foreign exchange revenue, letters of credit and other commercial loan fees. Other income increased $15 million (32.6 percent) year-over-year, as the Visa Gain and the net change in market valuation losses were partially offset by the adverse impact of higher retail lease residual losses and lower equity investment revenue.
Noninterest expense was $1,960 million in the fourth quarter of 2008, a decrease of $8 million (.4 percent) from the fourth quarter of 2007. Noninterest expense was relatively flat year-over-year as higher costs associated with business initiatives designed to expand the Company’s geographical presence and strengthen customer relationships, including acquisitions and investments in relationship

Table 22    FOURTH QUARTER RESULTS

	Three Months Ended
	December 31,

(Dollars and Shares in Millions, Except Per Share Data)	2008	2007

Condensed Income Statement
Net interest income (taxable-equivalent basis) (a)	$2,161	$1,763
Noninterest income	1,716	1,807
Securities gains (losses), net	(253)	4

Total net revenue	3,624	3,574
Noninterest expense	1,960	1,968
Provision for credit losses	1,267	225

Income before taxes	397	1,381
Taxable-equivalent adjustment	40	22
Applicable income taxes	27	417

Net income	$330	$942

Net income applicable to common equity	$260	$927

Per Common Share
Earnings per share	$.15	$.54
Diluted earnings per share	.15	.53
Dividends declared per share	.425	.425
Average common shares outstanding	1,754	1,726
Average diluted common shares outstanding	1,764	1,746
Financial Ratios
Return on average assets	.51%	1.63%
Return on average common equity	5.3	18.3
Net interest margin (taxable-equivalent basis) (a)	3.81	3.51
Efficiency ratio	50.6	55.1

(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.

56  U.S. BANCORP

managers, branch initiatives and Payment Services’ businesses, were offset by a $215 million Visa Charge recognized in the fourth quarter of 2007. Compensation expense increased $80 million (11.6 percent) over the same period of 2007 due to costs for acquired businesses, growth in ongoing bank operations and other initiatives, and the adoption of SFAS 157 in 2008. Net occupancy and equipment expense increased $14 million (7.4 percent) from the fourth quarter of 2007, primarily due to acquisitions, as well as branch-based and other business expansion initiatives. Marketing and business development expense increased $21 million (30.4 percent) year-over-year due to the timing of Consumer Banking and retail payment product marketing programs and a national advertising campaign. Technology and communications expense increased $8 million (5.4 percent) year-over-year, primarily due to increased processing volumes and business expansion. These increases were offset by a decrease in other expense of $142 million (27.5 percent), due primarily to the $215 million Visa Charge recognized in the fourth quarter of 2007, partially offset by increased costs for other real estate owned, tax-advantaged projects, acquisitions and litigation.
The provision for credit losses for the fourth quarter of 2008 was $1,267 million, or an increase of $1,042 million over the same period of 2007. The provision for credit losses exceeded net charge-offs by $635 million in the fourth quarter of 2008. The increase in the provision for credit losses from a year ago reflected continuing stress in the residential real estate markets, including homebuilding and related supplier industries, driven by declining home prices in most geographic regions. It also reflected deteriorating economic conditions and the corresponding impact on the commercial and consumer loan portfolios. Net charge-offs in the fourth quarter of 2008 were $632 million, compared with net charge-offs of $225 million during the fourth quarter of 2007.
The provision for income taxes for the fourth quarter of 2008 decreased to an effective tax rate of 7.6 percent from an effective tax rate of 30.7 percent in the fourth quarter of 2007. The decrease in the effective rate for the fourth quarter of 2008, compared with the same period of the prior year, reflected the marginal impact of lower pre-tax income, higher tax-exempt income from investment securities and insurance products, and incremental tax credits from affordable housing and other tax-advantaged investments.

LINE OF BUSINESS FINANCIAL REVIEW

The Company’s major lines of business are Wholesale Banking, Consumer Banking, Wealth Management & Securities Services, Payment Services, and Treasury and Corporate Support. These operating segments are components of the Company about which financial information is available and is evaluated regularly in deciding how to allocate resources and assess performance.

Basis for Financial Presentation Business line results are derived from the Company’s business unit profitability reporting systems by specifically attributing managed balance sheet assets, deposits and other liabilities and their related income or expense. Goodwill and other intangible assets are assigned to the lines of business based on the mix of business of the acquired entity. Within the Company, capital levels are evaluated and managed centrally; however, capital is allocated to the operating segments to support evaluation of business performance. Business lines are allocated capital on a risk-adjusted basis considering economic and regulatory capital requirements. Generally, the determination of the amount of capital allocated to each business line includes credit and operational capital allocations following a Basel II regulatory framework adjusted for regulatory Tier 1 leverage requirements. Interest income and expense is determined based on the assets and liabilities managed by the business line. Because funding and asset liability management is a central function, funds transfer-pricing methodologies are utilized to allocate a cost of funds used or credit for funds provided to all business line assets and liabilities, respectively, using a matched funding concept. Also, each business unit is allocated the taxable-equivalent benefit of tax-exempt products. The residual effect on net interest income of asset/liability management activities is included in Treasury and Corporate Support. Noninterest income and expenses directly managed by each business line, including fees, service charges, salaries and benefits, and other direct revenues and costs are accounted for within each segment’s financial results in a manner similar to the consolidated financial statements. Occupancy costs are allocated based on utilization of facilities by the lines of business. Generally, operating losses are charged to the line of business when the loss event is realized in a manner similar to a loan charge-off. Noninterest expenses incurred by centrally managed operations or business lines that directly support another business line’s operations are charged to the applicable business line based on its utilization of those services primarily measured by the volume of customer activities, number of employees or other relevant factors. These allocated expenses are reported as net shared services expense within noninterest expense. Certain activities that do not directly support the operations of the lines of business or for which the lines of business are not considered financially accountable in evaluating their performance are not charged to the lines of business. The income or expenses associated with these corporate activities is reported within the Treasury and Corporate Support line of business. The provision for credit losses within the Wholesale Banking, Consumer Banking, Wealth

U.S. BANCORP  57

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
Designations, assignments and allocations change from time to time as management systems are enhanced, methods of evaluating performance or product lines change or business segments are realigned to better respond to the Company’s diverse customer base. During 2008, certain organization and methodology changes were made and, accordingly, 2007 results were restated and presented on a comparable basis. Due to organizational and methodology changes, the Company’s basis of financial presentation differed in 2006. The presentation of comparative business line results for 2006 is not practical and has not been provided.

Wholesale Banking Wholesale Banking offers lending, equipment finance and small-ticket leasing, depository, treasury management, capital markets, foreign exchange, international trade services and other financial services to middle market, large corporate, commercial real estate and public sector clients. Wholesale Banking contributed

Table 23    LINE OF BUSINESS FINANCIAL PERFORMANCE

	Wholesale			Consumer
	Banking			Banking
			Percent			Percent
Year Ended December 31 (Dollars in Millions)	2008	2007	Change	2008	2007	Change
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$2,114	$1,846	14.5%	$3,918	$3,912	.2%
Noninterest income	885	882	.3	2,007	2,196	(8.6)
Securities gains (losses), net	(22)	1	*	–	2	*

Total net revenue	2,977	2,729	9.1	5,925	6,110	(3.0)
Noninterest expense	1,038	942	10.2	3,181	2,836	12.2
Other intangibles	21	15	40.0	63	68	(7.4)

Total noninterest expense	1,059	957	10.7	3,244	2,904	11.7

Income before provision and income taxes	1,918	1,772	8.2	2,681	3,206	(16.4)
Provision for credit losses	317	51	*	790	327	*

Income before income taxes	1,601	1,721	(7.0)	1,891	2,879	(34.3)
Income taxes and taxable-equivalent adjustment	584	627	(6.9)	688	1,049	(34.4)

Net income	$1,017	$1,094	(7.0)	$1,203	$1,830	(34.3)

Average Balance Sheet
Commercial	$40,257	$35,018	15.0%	$6,689	$6,520	2.6%
Commercial real estate	19,231	16,769	14.7	11,253	11,137	1.0
Residential mortgages	89	74	20.3	22,718	21,585	5.2
Retail	76	67	13.4	40,405	36,073	12.0

Total loans, excluding covered assets	59,653	51,928	14.9	81,065	75,315	7.6
Covered assets	–	–	–	1,308	–	*

Total loans	59,653	51,928	14.9	82,373	75,315	9.4
Goodwill	1,425	1,329	7.2	2,485	2,416	2.9
Other intangible assets	66	38	73.7	1,718	1,688	1.8
Assets	65,049	57,074	14.0	93,400	86,565	7.9
Noninterest-bearing deposits	11,138	10,561	5.5	12,025	12,070	(.4)
Interest checking	8,265	5,318	55.4	18,157	17,826	1.9
Savings products	6,614	5,546	19.3	20,352	19,454	4.6
Time deposits	15,515	11,352	36.7	18,886	20,100	(6.0)

Total deposits	41,532	32,777	26.7	69,420	69,450	–
Shareholders’ equity	6,616	5,790	14.3	7,563	6,714	12.6

* Not meaningful

58  U.S. BANCORP

$1,017 million of the Company’s net income in 2008, or a decrease of $77 million (7.0 percent), compared with 2007. The decrease was primarily driven by an increase in the provision for credit losses and higher noninterest expense, partially offset by higher total net revenue.
Total net revenue increased $248 million (9.1 percent) in 2008, compared with 2007. Net interest income, on a taxable-equivalent basis, increased $268 million (14.5 percent), driven by growth in earning assets and deposits, partially offset by declining margins in the loan portfolio and a decrease in the margin benefit of deposits. Noninterest income decreased $20 million (2.3 percent) primarily due to market-related valuation losses and lower earnings from equity investments, including an investment in a commercial real estate business, partially offset by higher commercial lending-related and capital markets fees and increases in treasury management and foreign exchange revenue.
Total noninterest expense increased $102 million (10.7 percent) in 2008, compared with 2007. The increase was primarily due to higher compensation and employee benefits expenses attributable to the expansion of the business line’s national corporate banking presence, investments to enhance customer relationship management, and the Mellon 1st Business Bank acquisition. The provision for credit losses increased $266 million in 2008, compared

Wealth Management &			Payment			Treasury and			Consolidated
Securities Services			Services			Corporate Support			Company
		Percent			Percent			Percent			Percent
2008	2007	Change	2008	2007	Change	2008	2007	Change	2008	2007	Change

$497	$485	2.5%	$1,034	$764	35.3%	$303	$(243)	* %	$7,866	$6,764	16.3%
1,398	1,369	2.1	2,931	2,774	5.7	568	60	*	7,789	7,281	7.0
—	–	–	–	–	–	(956)	12	*	(978)	15	*

1,895	1,854	2.2	3,965	3,538	12.1	(85)	(171)	50.3	14,677	14,060	4.4
955	914	4.5	1,399	1,255	11.5	486	663	(26.7)	7,059	6,610	6.8
77	92	(16.3)	194	201	(3.5)	–	–	–	355	376	(5.6)

1,032	1,006	2.6	1,593	1,456	9.4	486	663	(26.7)	7,414	6,986	6.1

863	848	1.8	2,372	2,082	13.9	(571)	(834)	31.5	7,263	7,074	2.7
9	4	*	696	404	72.3	1,284	6	*	3,096	792	*

854	844	1.2	1,676	1,678	(.1)	(1,855)	(840)	*	4,167	6,282	(33.7)
313	307	2.0	608	610	(.3)	(972)	(635)	(53.1)	1,221	1,958	(37.6)

$541	$537	.7	$1,068	$1,068	–	$(883)	$(205)	*	$2,946	$4,324	(31.9)

$1,810	$1,959	(7.6)%	$4,617	$4,179	10.5%	$934	$136	* %	$54,307	$47,812	13.6%
589	637	(7.5)	–	–	–	37	49	(24.5)	31,110	28,592	8.8
447	422	5.9	–	–	–	3	4	(25.0)	23,257	22,085	5.3
2,082	2,064	.9	12,972	10,616	22.2	35	39	(10.3)	55,570	48,859	13.7

4,928	5,082	(3.0)	17,589	14,795	18.9	1,009	228	*	164,244	147,348	11.5
–	–	–	–	–	–	–	–	–	1,308	–	*

4,928	5,082	(3.0)	17,589	14,795	18.9	1,009	228	*	165,552	147,348	12.4
1,563	1,554	.6	2,351	2,293	2.5	–	8	*	7,824	7,600	2.9
327	414	(21.0)	997	1,041	(4.2)	1	12	(91.7)	3,109	3,193	(2.6)
7,390	7,619	(3.0)	22,452	19,833	13.2	56,109	52,530	6.8	244,400	223,621	9.3
4,770	4,264	11.9	498	378	31.7	308	91	*	28,739	27,364	5.0
4,673	2,958	58.0	39	12	*	3	3	–	31,137	26,117	19.2
5,178	5,564	(6.9)	19	21	(9.5)	66	53	24.5	32,229	30,638	5.2
4,302	3,686	16.7	1	4	(75.0)	5,375	1,814	*	44,079	36,956	19.3

18,923	16,472	14.9	557	415	34.2	5,752	1,961	*	136,184	121,075	12.5
2,386	2,445	(2.4)	4,923	4,592	7.2	1,082	1,456	(25.7)	22,570	20,997	7.5

U.S. BANCORP  59

with 2007. The unfavorable change was primarily due to continued credit deterioration in the homebuilding and commercial home supplier industries. Nonperforming assets were $1,250 million at December 31, 2008, compared with $336 million at December 31, 2007. Nonperforming assets as a percentage of period-end loans were 1.94 percent at December 31, 2008, compared with .60 percent at December 31, 2007. Refer to the “Corporate Risk Profile” section for further information on factors impacting the credit quality of the loan portfolios.

Consumer Banking Consumer Banking delivers products and services through banking offices, telephone servicing and sales, on-line services, direct mail and ATM processing. It encompasses community banking, metropolitan banking, in-store banking, small business banking, consumer lending, mortgage banking, consumer finance, workplace banking, student banking and 24-hour banking. Consumer Banking contributed $1,203 million of the Company’s net income in 2008, or a decrease of $627 million (34.3 percent), compared with 2007. Within Consumer Banking, the retail banking division contributed $1,090 million of the total net income in 2008, or a decrease of 36.8 percent, compared with the prior year. Mortgage banking contributed $113 million of the business line’s net income in 2008, or an increase of 6.6 percent, compared with the prior year.
Total net revenue decreased $185 million (3.0 percent) in 2008, compared with 2007. Net interest income, on a taxable-equivalent basis, increased $6 million (.2 percent) in 2008, compared with 2007, as increases in average loan balances were offset by slightly lower deposit balances and a decline in the margin benefit of deposits, given the declining interest rate environment. The increase in average loan balances reflected core growth in most loan categories, with the largest increases in residential mortgages and retail loans. In addition, average loan balances increased due to the Downey and PFF acquisitions, reflected primarily in covered assets. Residential mortgages were higher due to an increase in mortgage banking activity. The favorable change in retail loans was principally driven by an increase in installment products, home equity lines and federally guaranteed student loan balances due to both the transfer of balances from loans held for sale and a portfolio purchase. The year-over-year decrease in average deposits primarily reflected a reduction in time deposits, partially offset by higher interest checking and savings products. Average time deposit balances declined $1.2 billion (6.0 percent) in 2008, compared with 2007, and reflected the Company’s funding and pricing decisions and competition for these deposits by other financial institutions that have more limited access to the wholesale funding sources given the current market environment. Fee-based noninterest income decreased $191 million (8.7 percent) in 2008, compared with 2007. The decline in fee-based revenue was driven by lower retail lease revenue, related to higher retail lease residual losses, partially offset by growth in revenue from ATM processing services, mortgage banking revenue, and higher deposit service charges.
Total noninterest expense increased $340 million (11.7 percent) in 2008, compared with 2007. The increase included the net addition, including the impact of recent acquisitions, of 141 in-store branches, 126 traditional branches and 6 on-site branches at December 31, 2008, compared with December 31, 2007. In addition, the increase was primarily attributable to higher compensation and employee benefit expense, which reflected business investments in customer service and various promotional activities, including further deployment of the PowerBank initiative, the adoption of SFAS 157 and higher credit-related costs associated with other real estate owned and foreclosures.
The provision for credit losses increased $463 million in 2008, compared with 2007. The increase was attributable to higher net charge-offs, reflecting portfolio growth and credit deterioration in residential mortgages, home equity and other installment and consumer loan portfolios from a year ago. As a percentage of average loans outstanding, net charge-offs were .96 percent in 2008, compared with .43 percent in 2007. Commercial and commercial real estate loan net charge-offs increased $57 million in 2008, compared with 2007. Retail loan and residential mortgage net charge-offs increased $406 million in 2008, compared with 2007. In addition, there were $5 million of net charge-offs in 2008 related to covered assets. Nonperforming assets were $1,277 million at December 31, 2008, compared with $326 million at December 31, 2007. Nonperforming assets as a percentage of period-end loans were 1.38 percent at December 31, 2008, compared with .44 percent at December 31, 2007. Refer to the “Corporate Risk Profile” section for further information on factors impacting the credit quality of the loan portfolios.

Wealth Management & Securities Services Wealth Management & Securities Services provides trust, private banking, financial advisory, investment management, retail brokerage services, insurance, custody and mutual fund servicing through five businesses: Wealth Management, Corporate Trust, FAF Advisors, Institutional Trust & Custody and Fund Services. Wealth Management & Securities Services contributed $541 million of the Company’s net income in 2008, an increase of $4 million (.7 percent), compared with 2007.
Total net revenue increased $41 million (2.2 percent) in 2008, compared with 2007. Net interest income, on a taxable-equivalent basis, increased $12 million (2.5 percent) in 2008, compared with 2007. The increase in net interest

60  U.S. BANCORP

income was primarily due to deposit growth, partially offset by the reduction in the margin benefit of deposits. Noninterest income increased $29 million (2.1 percent) in 2008, compared with 2007, primarily driven by the favorable impact of a $107 million market valuation loss recorded in 2007 and core account growth, partially offset by the impact of unfavorable equity market conditions compared with a year ago.
Total noninterest expense increased $26 million (2.6 percent) in 2008, compared with 2007. The increase in noninterest expense was primarily due to higher compensation and employee benefits expenses and legal-related costs, partially offset by lower other intangibles expense.

Payment Services Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate and purchasing card services, consumer lines of credit and merchant processing. Payment Services’ offerings are highly inter-related with banking products and services of the other lines of business and rely on access to the bank subsidiary’s settlement network, lower cost funding available to the Company, cross-selling opportunities and operating efficiencies. Payment Services contributed $1,068 million of the Company’s net income in 2008, unchanged from 2007. Growth in total net revenue, driven by loan growth and higher transaction volumes, was partially offset by an increase in total noninterest expense and a higher provision for credit losses.
Total net revenue increased $427 million (12.1 percent) in 2008, compared with 2007. Net interest income, on a taxable-equivalent basis, increased $270 million (35.3 percent) in 2008, compared with 2007, primarily due to strong growth in credit card balances and the timing of asset re-pricing in a declining rate environment. Noninterest income increased $157 million (5.7 percent) in 2008, compared with 2007, as increases in fee-based revenue were driven by account growth, higher transaction volumes and business expansion initiatives.
Total noninterest expense increased $137 million (9.4 percent) in 2008, compared with 2007, due primarily to new business initiatives, including costs associated with transaction processing and acquisitions.
The provision for credit losses increased $292 million (72.3 percent) in 2008, compared with 2007, due to higher net charge-offs, which reflected average retail credit card portfolio growth, higher delinquency rates and changing economic conditions from a year ago. As a percentage of average loans outstanding, net charge-offs were 3.96 percent in 2008, compared with 2.73 percent in 2007.

Treasury and Corporate Support Treasury and Corporate Support includes the Company’s investment portfolios, funding, capital management, asset securitization, interest rate risk management, the net effect of transfer pricing related to average balances and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis. Treasury and Corporate Support recorded a net loss of $883 million in 2008, compared with a net loss of $205 million the prior year.
Total net revenue increased $86 million in 2008, compared with 2007. Net interest income, on a taxable-equivalent basis, increased $546 million in 2008, compared with 2007, reflecting the impact of the declining rate environment, wholesale funding decisions and the Company’s asset/liability position. Noninterest income decreased $460 million in 2008, compared with 2007, primarily due to the impairment charges for structured investment securities, perpetual preferred stock (including the stock of GSEs), and certain non-agency mortgage backed securities, as well as the transition impact of adopting SFAS 157 during the first quarter of 2008, partially offset by the impact of the $551 million of Visa Gains recognized in 2008.
Total noninterest expense decreased $177 million (26.7 percent) in 2008, compared with 2007, primarily due to the $330 million Visa Charge recognized in 2007, offset by higher compensation and employee benefits expense, higher litigation costs, incremental costs associated with investments in tax-advantaged projects and a charitable contribution made to the U.S. Bancorp Foundation.
The provision for credit losses for this business unit represents the residual aggregate of the net credit losses allocated to the reportable business units and the Company’s recorded provision determined in accordance with accounting principles generally accepted in the United States. The provision for credit losses increased $1,278 million in 2008, compared with the prior year, driven by incremental provision expense recorded in 2008, reflecting deterioration in the credit quality within the loan portfolios related to stress in the residential real estate markets, including homebuilding and related supplier industries, and the impact of economic conditions on the loan portfolios. Refer to the “Corporate Risk Profile” section for further information on the provision for credit losses, nonperforming assets and factors considered by the Company in assessing the credit quality of the loan portfolio and establishing the allowance for credit losses.
Income taxes are assessed to each line of business at a managerial tax rate of 36.4 percent with the residual tax expense or benefit to arrive at the consolidated effective tax rate included in Treasury and Corporate Support. The consolidated effective tax rate of the Company was 27.0 percent in 2008, compared with 30.3 percent in 2007. The decrease in the effective tax rate from 2007 reflected the

U.S. BANCORP  61

marginal impact of lower pre-tax income, higher tax-exempt income from investment securities and insurance products, and incremental tax credits from affordable housing and other tax-advantaged investments.

ACCOUNTING CHANGES

Note 2 of the Notes to Consolidated Financial Statements discusses accounting standards adopted in the current year, as well as accounting standards recently issued but not yet required to be adopted, and the expected impact of these changes in accounting standards. To the extent the adoption of new accounting standards affects the Company’s financial condition or results of operations, the impacts are discussed in the applicable section(s) of the Management’s Discussion and Analysis and the Notes to Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES

The accounting and reporting policies of the Company comply with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The Company’s financial position and results of operations can be affected by these estimates and assumptions, which are integral to understanding the Company’s financial statements. Critical accounting policies are those policies management believes are the most important to the portrayal of the Company’s financial condition and results, and require management to make estimates that are difficult, subjective or complex. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical in the preparation of financial statements. These factors include, among other things, whether the estimates are significant to the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including third-parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under generally accepted accounting principles. Management has discussed the development and the selection of critical accounting policies with the Company’s Audit Committee.
Significant accounting policies are discussed in Note 1 of the Notes to Consolidated Financial Statements. Those policies considered to be critical accounting policies are described below.

Allowance for Credit Losses The allowance for credit losses is established to provide for probable losses incurred in the Company’s credit portfolio. The methods utilized to estimate the allowance for credit losses, key assumptions and quantitative and qualitative information considered by management in determining the adequacy of the allowance for credit losses are discussed in the “Credit Risk Management” section.
Management’s evaluation of the adequacy of the allowance for credit losses is often the most critical of accounting estimates for a banking institution. It is an inherently subjective process impacted by many factors as discussed throughout the Management’s Discussion and Analysis section of the Annual Report. Although risk management practices, methodologies and other tools are utilized to determine each element of the allowance, degrees of imprecision exist in these measurement tools due in part to subjective judgments involved and an inherent lagging of credit quality measurements relative to the stage of the business cycle. Even determining the stage of the business cycle is highly subjective. As discussed in the “Analysis and Determination of Allowance for Credit Losses” section, management considers the effect of imprecision and many other factors in determining the allowance for credit losses. If not considered, incurred losses in the portfolio related to imprecision and other subjective factors could have a dramatic adverse impact on the liquidity and financial viability of a bank.
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
Some factors considered in determining the adequacy of the allowance for credit losses are quantifiable while other

62  U.S. BANCORP

factors require qualitative judgment. Management conducts an analysis with respect to the accuracy of risk ratings and the volatility of inherent losses, and utilizes this analysis along with qualitative factors, including uncertainty in the economy from changes in unemployment rates, the level of bankruptcies and concentration risks, including risks associated with the weakened housing market and highly leveraged enterprise-value credits, in determining the overall level of the allowance for credit losses. The Company’s determination of the allowance for commercial and commercial real estate loans is sensitive to the assigned credit risk ratings and inherent loss rates at December 31, 2008. In the event that 10 percent of loans within these portfolios experienced downgrades of two risk categories, the allowance for commercial and commercial real estate would increase by approximately $206 million at December 31, 2008. In the event that inherent loss or estimated loss rates for these portfolios increased by 10 percent, the allowance determined for commercial and commercial real estate would increase by approximately $126 million at December 31, 2008. The Company’s determination of the allowance for residential and retail loans is sensitive to changes in estimated loss rates. In the event that estimated loss rates increased by 10 percent, the allowance for residential mortgages and retail loans would increase by approximately $176 million at December 31, 2008. Because several quantitative and qualitative factors are considered in determining the allowance for credit losses, these sensitivity analyses do not necessarily reflect the nature and extent of future changes in the allowance for credit losses. They are intended to provide insights into the impact of adverse changes in risk rating and inherent losses and do not imply any expectation of future deterioration in the risk rating or loss rates. Given current processes employed by the Company, management believes the risk ratings and inherent loss rates currently assigned are appropriate. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions that could be significant to the Company’s financial statements. Refer to the “Analysis and Determination of the Allowance for Credit Losses” section for further information.

Fair Value Estimates A portion of the Company’s assets and liabilities are carried at fair value on the Consolidated Balance Sheet, with changes in fair value recorded either through earnings or other comprehensive income (loss) in accordance with applicable accounting principles generally accepted in the United States. These include all of the Company’s trading securities, available-for-sale securities, derivatives, MSRs and certain MLHFS. The estimation of fair value also affects other loans held for sale, which are recorded at the lower of cost or fair value. The determination of fair value is important for certain other assets that are periodically evaluated for impairment using fair value estimates, including goodwill and other intangible assets, assets acquired in business combinations, impaired loans and securities, other real estate owned and other repossessed assets.
Fair value is generally defined as the exit price at which an asset or liability could be exchanged in a current transaction between willing, unrelated parties, other than in a forced or liquidation sale. Fair value is based on quoted market prices in an active market, or if market prices are not available, is estimated using models employing techniques such as matrix pricing or discounting expected cash flows. The significant assumptions used in the models, which include assumptions for interest rates, discount rates, prepayments and credit losses, are independently verified against observable market data where possible. Where observable market data is not available, the estimate of fair value becomes more subjective and involves a high degree of judgment. In this circumstance, fair value is estimated based on management’s judgment regarding the value that market participants would assign to the asset or liability. This valuation process takes into consideration factors such as market illiquidity. Imprecision in estimating these factors can impact the amount recorded on the balance sheet for a particular asset or liability with related impacts to earnings or other comprehensive income (loss).
When available, trading and available-for-sale securities are valued based on quoted market prices. However, certain securities are traded less actively and therefore, may not be able to be valued based on quoted market prices. The determination of fair value may require benchmarking to similar instruments or performing a discounted cash flow analysis using estimates of future cash flows and prepayment, interest and default rates. An example is interests held in entities collateralized by mortgage and/or debt obligations as part of a structured investment. For more information on investment securities, refer to Note 5 of the Notes to Consolidated Financial Statements.
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
Refer to Note 21 of the Notes to Consolidated Financial Statements for additional information regarding estimations of fair value.

U.S. BANCORP  63

Mortgage Servicing Rights MSRs are capitalized as separate assets when loans are sold and servicing is retained or may be purchased from others. MSRs are initially recorded at fair value and remeasured at each subsequent reporting date. Because MSRs do not trade in an active market with readily observable prices, the Company determines the fair value by estimating the present value of the asset’s future cash flows utilizing market-based prepayment rates, discount rates, and other assumptions validated through comparison to trade information, industry surveys and independent third party appraisals. Changes in the fair value of MSRs are recorded in earnings during the period in which they occur. Risks inherent in the MSRs valuation include higher than expected prepayment rates and/or delayed receipt of cash flows. The Company may utilize derivatives, including futures and options contracts to mitigate the valuation risk. The estimated sensitivity to changes in interest rates of the fair value of the MSRs portfolio and the related derivative instruments at December 31, 2008, to an immediate 25 and 50 basis point downward movement in interest rates would be a decrease of approximately $7 million and $4 million, respectively. An upward movement in interest rates at December 31, 2008, of 25 and 50 basis points would increase the value of the MSRs and related derivative instruments by approximately $6 million and $12 million, respectively. Refer to Note 10 of the Notes to Consolidated Financial Statements for additional information regarding MSRs.

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
The Company’s annual assessment of potential goodwill impairment was completed during the second quarter of 2008. Based on the results of this assessment, no goodwill impairment was recognized. Because of current economic conditions the Company continues to monitor goodwill and other intangible assets for impairment indicators throughout the year.

Income Taxes The Company estimates income tax expense based on amounts expected to be owed to various tax jurisdictions. Currently, the Company files tax returns in approximately 145 federal, state and local domestic jurisdictions and 13 foreign jurisdictions. The estimated income tax expense is reported in the Consolidated Statement of Income. Accrued taxes represent the net estimated amount due or to be received from taxing jurisdictions either currently or in the future and are reported in other assets or other liabilities on the Consolidated Balance Sheet. In estimating accrued taxes, the Company assesses the relative merits and risks of the appropriate tax treatment considering statutory, judicial and regulatory guidance in the context of the tax position. Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment

64  U.S. BANCORP

given specific facts and circumstances. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions regarding the estimated amounts of accrued taxes.
Changes in the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations being conducted by various taxing authorities, and newly enacted statutory, judicial and regulatory guidance that impact the relative merits and risks of tax positions. These changes, when they occur, affect accrued taxes and can be significant to the operating results of the Company. Refer to Note 19 of the Notes to Consolidated Financial Statements for additional information regarding income taxes.

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
The annual report of the Company’s management on internal control over financial reporting is provided on page 111. The attestation report of Ernst & Young LLP, the Company’s independent accountants, regarding the Company’s internal control over financial reporting is provided on page 113.

U.S. BANCORP  65

U.S. Bancorp
Consolidated Balance Sheet

At December 31 (Dollars in Millions)	2008	2007

Assets
Cash and due from banks	$6,859	$8,884
Investment securities
Held-to-maturity (fair value $54 and $78, respectively)	53	74
Available-for-sale	39,468	43,042
Loans held for sale (2008 included $2,728 of mortgage loans carried at fair value)	3,210	4,819
Loans
Commercial	56,618	51,074
Commercial real estate	33,213	29,207
Residential mortgages	23,580	22,782
Retail	60,368	50,764

Total loans, excluding covered assets	173,779	153,827
Covered assets	11,450	–

Total loans	185,229	153,827
Less allowance for loan losses	(3,514)	(2,058)

Net loans	181,715	151,769
Premises and equipment	1,790	1,779
Goodwill	8,571	7,647
Other intangible assets	2,834	3,043
Other assets	21,412	16,558

Total assets	$265,912	$237,615

Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$37,494	$33,334
Interest-bearing	85,886	72,458
Time deposits greater than $100,000	35,970	25,653

Total deposits	159,350	131,445
Short-term borrowings	33,983	32,370
Long-term debt	38,359	43,440
Other liabilities	7,920	9,314

Total liabilities	239,612	216,569
Shareholders’ equity
Preferred stock	7,931	1,000
Common stock, par value $0.01 a share — authorized: 4,000,000,000 shares; issued: 2008 and 2007 — 1,972,643,007 shares	20	20
Capital surplus	5,830	5,749
Retained earnings	22,541	22,693
Less cost of common stock in treasury: 2008 — 217,610,679 shares; 2007 — 244,786,039 shares	(6,659)	(7,480)
Accumulated other comprehensive income (loss)	(3,363)	(936)

Total shareholders’ equity	26,300	21,046

Total liabilities and shareholders’ equity	$265,912	$237,615

See Notes to Consolidated Financial Statements.

66  U.S. BANCORP

U.S. Bancorp
Consolidated Statement of Income

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2008	2007	2006

Interest Income
Loans	$10,051	$10,627	$9,873
Loans held for sale	227	277	236
Investment securities	1,984	2,095	2,001
Other interest income	156	137	153

Total interest income	12,418	13,136	12,263
Interest Expense
Deposits	1,881	2,754	2,389
Short-term borrowings	1,066	1,433	1,203
Long-term debt	1,739	2,260	1,930

Total interest expense	4,686	6,447	5,522

Net interest income	7,732	6,689	6,741
Provision for credit losses	3,096	792	544

Net interest income after provision for credit losses	4,636	5,897	6,197
Noninterest Income
Credit and debit card revenue	1,039	958	809
Corporate payment products revenue	671	638	562
ATM processing services	366	327	313
Merchant processing services	1,151	1,108	966
Trust and investment management fees	1,314	1,339	1,235
Deposit service charges	1,081	1,077	1,042
Treasury management fees	517	472	441
Commercial products revenue	492	433	415
Mortgage banking revenue	270	259	192
Investment products fees and commissions	147	146	150
Securities gains (losses), net	(978)	15	14
Other	741	524	813

Total noninterest income	6,811	7,296	6,952
Noninterest Expense
Compensation	3,039	2,640	2,513
Employee benefits	515	494	481
Net occupancy and equipment	781	738	709
Professional services	240	233	199
Marketing and business development	310	260	233
Technology and communications	598	561	545
Postage, printing and supplies	294	283	265
Other intangibles	355	376	355
Other	1,282	1,401	986

Total noninterest expense	7,414	6,986	6,286

Income before income taxes	4,033	6,207	6,863
Applicable income taxes	1,087	1,883	2,112

Net income	$2,946	$4,324	$4,751

Net income applicable to common equity	$2,823	$4,264	$4,703

Per Common Share
Earnings per common share	$1.62	$2.46	$2.64
Diluted earnings per common share	$1.61	$2.43	$2.61
Dividends declared per common share	$1.700	$1.625	$1.39
Average common shares outstanding	1,742	1,735	1,778
Average diluted common shares outstanding	1,757	1,758	1,804

See Notes to Consolidated Financial Statements.

U.S. BANCORP  67

U.S. Bancorp
Consolidated Statement of Shareholders’ Equity

							Accumulated
							Other
	Common						Comprehensive	Total
	Shares	Preferred	Common	Capital	Retained	Treasury	Income	Shareholders’
(Dollars and Shares in Millions)	Outstanding	Stock	Stock	Surplus	Earnings	Stock	(Loss)	Equity

Balance December 31, 2005	1,815	$–	$20	$5,907	$19,001	$(4,413)	$(429)	$20,086
Change in accounting principle					4		(237)	(233)
Net income					4,751			4,751
Unrealized gain on securities available-for-sale							67	67
Unrealized gain on derivative hedges							35	35
Realized loss on derivative hedges							(199)	(199)
Foreign currency translation							(30)	(30)
Reclassification for realized losses							33	33
Change in retirement obligation							(18)	(18)
Income taxes							42	42

Total comprehensive income (loss)								4,681
Preferred stock dividends					(48)			(48)
Common stock dividends					(2,466)			(2,466)
Issuance of preferred stock		1,000		(52)				948
Issuance of common and treasury stock	40			(99)		1,144		1,045
Purchase of treasury stock	(90)					(2,817)		(2,817)
Stock option and restricted stock grants				4				4
Shares reserved to meet deferred compensation obligations				2		(5)		(3)

Balance December 31, 2006	1,765	$1,000	$20	$5,762	$21,242	$(6,091)	$(736)	$21,197

Net income					4,324			4,324
Unrealized loss on securities available-for-sale							(482)	(482)
Unrealized loss on derivative hedges							(299)	(299)
Foreign currency translation							8	8
Reclassification for realized losses							96	96
Change in retirement obligation							352	352
Income taxes							125	125

Total comprehensive income (loss)								4,124
Preferred stock dividends					(60)			(60)
Common stock dividends					(2,813)			(2,813)
Issuance of common and treasury stock	21			(45)		627		582
Purchase of treasury stock	(58)					(2,011)		(2,011)
Stock option and restricted stock grants				32				32
Shares reserved to meet deferred compensation obligations						(5)		(5)

Balance December 31, 2007	1,728	$1,000	$20	$5,749	$22,693	$(7,480)	$(936)	$21,046

Change in accounting principle					(4)		3	(1)
Net income					2,946			2,946
Unrealized loss on securities available-for-sale							(2,729)	(2,729)
Unrealized loss on derivative hedges							(722)	(722)
Realized loss on derivative hedges							(15)	(15)
Foreign currency translation							(117)	(117)
Reclassification for realized losses							1,020	1,020
Change in retirement obligation							(1,362)	(1,362)
Income taxes							1,495	1,495

Total comprehensive income (loss)								516
Preferred stock dividends and discount accretion		4			(123)			(119)
Common stock dividends					(2,971)			(2,971)
Issuance of preferred stock and related warrants		6,927		163				7,090
Issuance of common and treasury stock	29			(83)		917		834
Purchase of treasury stock	(2)					(91)		(91)
Stock option and restricted stock grants				1				1
Shares reserved to meet deferred compensation obligations						(5)		(5)

Balance December 31, 2008	1,755	$7,931	$20	$5,830	$22,541	$(6,659)	$(3,363)	$26,300

See Notes to Consolidated Financial Statements.

68  U.S. BANCORP

U.S. Bancorp
Consolidated Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2008	2007	2006

Operating Activities
Net income	$2,946	$4,324	$4,751
Adjustments to reconcile net income to net cash provided by operating activities Provision for credit losses	3,096	792	544
Depreciation and amortization of premises and equipment	218	243	233
Amortization of intangibles	355	376	355
Provision for deferred income taxes	(1,045)	(97)	(3)
Gain on sales of securities and other assets, net	(804)	(570)	(575)
Loans originated for sale in the secondary market, net of repayments	(32,563)	(27,395)	(22,231)
Proceeds from sales of loans held for sale	32,440	25,389	22,035
Other, net	664	(158)	282

Net cash provided by operating activities	5,307	2,904	5,391
Investing Activities
Proceeds from sales of available-for-sale investment securities	2,134	2,135	1,441
Proceeds from maturities of investment securities	5,722	4,211	5,012
Purchases of investment securities	(6,075)	(9,816)	(7,080)
Net increase in loans outstanding	(14,776)	(8,015)	(5,003)
Proceeds from sales of loans	123	421	616
Purchases of loans	(3,577)	(2,599)	(2,922)
Acquisitions, net of cash acquired	1,483	(111)	(600)
Other, net	(1,353)	(1,367)	(281)

Net cash used in investing activities	(16,319)	(15,141)	(8,817)
Financing Activities
Net increase (decrease) in deposits	13,139	6,255	(392)
Net increase (decrease) in short-term borrowings	(891)	5,069	6,650
Proceeds from issuance of long-term debt	8,534	22,395	14,255
Principal payments or redemption of long-term debt	(16,546)	(16,836)	(13,120)
Proceeds from issuance of preferred stock	7,090	–	948
Proceeds from issuance of common stock	688	427	910
Repurchase of common stock	–	(1,983)	(2,798)
Cash dividends paid on preferred stock	(68)	(60)	(33)
Cash dividends paid on common stock	(2,959)	(2,785)	(2,359)

Net cash provided by financing activities	8,987	12,482	4,061

Change in cash and due from banks	(2,025)	245	635
Cash and due from banks at beginning of year	8,884	8,639	8,004

Cash and due from banks at end of year	$6,859	$8,884	$8,639

Supplemental Cash Flow Disclosures
Cash paid for income taxes	$1,965	$1,878	$2,263
Cash paid for interest	4,891	6,360	5,339
Net noncash transfers to foreclosed property	307	180	145
Acquisitions
Assets acquired	$19,474	$635	$1,603
Liabilities assumed	(18,824)	(393)	(899)

Net	$650	$242	$704

See Notes to Consolidated Financial Statements.

U.S. BANCORP  69

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

Basis of Presentation The consolidated financial statements include the accounts of the Company and its subsidiaries and all variable interest entities (“VIEs”) for which the Company is the primary beneficiary. Consolidation eliminates all significant intercompany accounts and transactions. Certain items in prior periods have been reclassified to conform to the current presentation.

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

Consumer Banking Consumer Banking delivers products and services through banking offices, telephone servicing and sales, on-line services, direct mail and ATM processing. It encompasses community banking, metropolitan banking, in-store banking, small business banking, consumer lending, mortgage banking, consumer finance, workplace banking, student banking and 24-hour banking.

Wealth Management & Securities Services Wealth Management & Securities Services provides trust, private banking, financial advisory, investment management, retail brokerage services, insurance, custody and mutual fund servicing through five businesses: Wealth Management, Corporate Trust, FAF Advisors, Institutional Trust & Custody and Fund Services.

Payment Services Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate and purchasing card services, consumer lines of credit and merchant processing.

Treasury and Corporate Support Treasury and Corporate Support includes the Company’s investment portfolios, funding, capital management, asset securitization, interest rate risk management, the net effect of transfer pricing related to average balances and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis.

Segment Results Accounting policies for the lines of business are the same as those used in preparation of the consolidated financial statements with respect to activities specifically attributable to each business line. However, the preparation of business line results requires management to allocate funding costs and benefits, expenses and other financial elements to each line of business. For details of these methodologies and segment results, see “Basis for Financial Presentation” and Table 23 “Line of Business Financial Performance” included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

SECURITIES

Realized gains or losses on securities are determined on a trade date basis based on the specific amortized cost of the investments sold.

Trading Securities Debt and equity securities held for resale are classified as trading securities and reported at fair value. Realized gains or losses are reported in noninterest income.

Available-for-sale Securities These securities are not trading securities but may be sold before maturity in response to changes in the Company’s interest rate risk profile, funding needs, demand for collateralized deposits by public entities or other reasons. Available-for-sale securities are carried at fair value with unrealized net gains or losses reported within other comprehensive income (loss) in shareholders’ equity. Declines in fair value considered other-than-temporary, if any, are reported in noninterest income.

70  U.S. BANCORP

Held-to-maturity Securities Debt securities for which the Company has the positive intent and ability to hold to maturity are reported at historical cost adjusted for amortization of premiums and accretion of discounts. Declines in fair value considered other-than-temporary, if any, are reported in noninterest income.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase Securities purchased under agreements to resell and securities sold under agreements to repurchase are generally accounted for as collateralized financing transactions and are recorded at the amounts at which the securities were acquired or sold, plus accrued interest. The fair value of collateral received is continually monitored and additional collateral is obtained or requested to be returned to the Company as deemed appropriate.

EQUITY INVESTMENTS IN OPERATING ENTITIES

Equity investments in public entities in which the Company’s ownership is less than 20 percent are accounted for as available-for-sale securities and carried at fair value. Similar investments in private entities are accounted for using the cost method. Investments in entities where the Company has a significant influence (generally between 20 percent and 50 percent ownership) but does not control the entity are accounted for using the equity method. Limited partnerships and limited liability companies where the Company’s ownership interest is greater than 5 percent are accounted for using the equity method. All equity investments are evaluated for impairment at least annually and more frequently if certain criteria are met.

LOANS

The Company’s accounting methods for loans differ depending on whether the loans are originated or purchased, and for purchased loans, whether the loans were acquired at a discount related to evidence of credit deterioration since date of origination.

Originated Loans Held for Investment Loans the Company originates are reported at the principal amount outstanding, net of unearned income, net deferred loan fees or costs, and any direct principal charge-offs. Interest income is accrued on the unpaid principal balances as earned. Loan and commitment fees and certain direct loan origination costs are deferred and recognized over the life of the loan and/or commitment period as yield adjustments.

Purchased Loans Loans acquired at a discount for which it is probable all contractual payments will not be received are accounted for under AICPA Statement of Position 03-3 (“SOP 03-3”), “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”. Under SOP 03-3, those loans are recorded at fair value at acquisition. Credit discounts are included in the determination of fair value, therefore, an allowance for loan losses is not recorded at the purchase date. Revolving loans, including lines of credit and credit cards loans, and leases are excluded from SOP 03-3 accounting.
In determining the acquisition date fair value of loans subject to SOP 03-3, and in subsequent accounting, the Company generally aggregates purchased consumer loans into pools of loans with common risk characteristics, while accounting for commercial loans individually. Expected cash flows at the purchase date in excess of the fair value of loans are recorded as interest income over the life of the loans if the timing and amount of the future cash flows is reasonably estimable. Subsequent to the purchase date, increases in cash flows over those expected at the purchase date are recognized as interest income prospectively. Decreases in expected cash flows after the purchase date are recognized by recording an allowance for credit losses.
For purchased loans not subject to SOP 03-3, differences between the purchase price and the unpaid principal balance at the date of acquisition are recorded in interest income over the life of the loan. Incurred credit losses are recorded at the purchase date through an allowance for credit losses. Decreases in expected cash flows after the purchase date are recognized by recording an additional allowance for credit losses.

Covered Assets Assets covered under loss sharing or similar credit protection agreements with the Federal Deposit Insurance Corporation (“FDIC”) are reported in loans inclusive of the fair value of expected reimbursement cash flows the Company expects to receive from the FDIC under those agreements. Similarly, credit losses on those assets are determined net of the expected reimbursement from the FDIC.

Commitments to Extend Credit Unfunded residential mortgage loan commitments entered into in connection with mortgage banking activities are considered derivatives and recorded on the balance sheet at fair value with changes in fair value recorded in income. All other unfunded loan commitments are generally related to providing credit facilities to customers of the Company and are not considered derivatives. Reserves for credit exposure on unfunded credit commitments are recorded in other liabilities.

Allowance for Credit Losses Management determines the adequacy of the allowance based on evaluations of credit relationships, the loan portfolio, recent loss experience, and other pertinent factors, including economic conditions. This evaluation is inherently subjective as it requires estimates,

U.S. BANCORP  71

including amounts of future cash collections expected on nonaccrual loans, which may be susceptible to significant change. The allowance for credit losses relating to impaired loans is based on expected cash flows discounted using the original effective interest rate, the observable market price, or the fair value of the collateral for certain collateral-dependent loans.
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
The Company also assesses the credit risk associated with off-balance sheet loan commitments, letters of credit, and derivatives. Credit risk associated with derivatives is reflected in the fair values recorded for those positions. The liability for off-balance sheet credit exposure related to loan commitments and other credit guarantees is included in other liabilities.

Nonaccrual Loans Generally, commercial loans (including impaired loans) are placed on nonaccrual status when the collection of interest or principal has become 90 days past due or is otherwise considered doubtful. When a loan is placed on nonaccrual status, unpaid accrued interest is reversed. Future interest payments are generally applied against principal. Revolving consumer lines and credit cards are charged off by 180 days past due and closed-end consumer loans other than loans secured by 1-4 family properties are charged off at 120 days past due and are, therefore, generally not placed on nonaccrual status. Certain retail customers having financial difficulties may have the terms of their credit card and other loan agreements modified to require only principal payments and, as such, are reported as nonaccrual.
Generally, all loans accounted for under SOP 03-3 are considered accruing loans. However, the timing and amount of future cash flows for some loans is not reasonably estimable. Those loans are classified as nonaccrual loans and the purchase price discount on those loans is not recorded as interest income until the timing and amount of the future cash flows can be reasonably estimated.

Impaired Loans A loan is considered to be impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts due (both interest and principal) according to the contractual terms of the loan agreement.
Impaired loans include certain nonaccrual commercial loans and loans for which a charge-off has been recorded based upon the fair value of the underlying collateral. Impaired loans also include loans that have been modified in troubled debt restructurings as a concession to borrowers experiencing financial difficulties. Purchased credit impaired loans are not required to be reported as impaired loans as long as they continue to perform at least as well as expected at acquisition.

Restructured Loans In cases where a borrower experiences financial difficulties and the Company makes certain concessionary modifications to contractual terms, the loan is classified as a restructured loan. Modifications may include rate reductions, principal forgiveness, forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. For credit card loan agreements, such modifications may include canceling the customer’s available line of credit on the credit card, reducing the interest rate on the card, and placing the customer on a fixed payment plan not exceeding 60 months. The allowance for credit losses on restructured loans is determined by discounting the restructured cash flows by the original effective rate. Loans restructured at a rate equal to or greater than that of a new loan with comparable risk at the time the contract is modified may be excluded from restructured loan disclosures in years subsequent to the restructuring if they are in compliance with the modified terms.
Generally, a nonaccrual loan that is restructured remains on nonaccrual for a period of six months to demonstrate the borrower can meet the restructured terms. However, performance prior to the restructuring, or significant events that coincide with the restructuring, are considered in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual status at the time of restructuring or after a shorter performance period. If the borrower’s ability to meet the revised payment schedule is not reasonably assured, the loan remains classified as a nonaccrual loan.

Leases The Company’s lease portfolio consists of both direct financing and leveraged leases. The net investment in direct financing leases is the sum of all minimum lease payments and estimated residual values, less unearned income. Unearned income is recorded in interest income over the terms of the leases to produce a level yield.
The investment in leveraged leases is the sum of all lease payments (less nonrecourse debt payments) plus estimated residual values, less unearned income. Income from

72  U.S. BANCORP

leveraged leases is recognized over the term of the leases based on the unrecovered equity investment.
Residual values on leased assets are reviewed regularly for other-than-temporary impairment. Residual valuations for retail automobile leases are based on independent assessments of expected used car sale prices at the end-of-term. Impairment tests are conducted based on these valuations considering the probability of the lessee returning the asset to the Company, re-marketing efforts, insurance coverage and ancillary fees and costs. Valuations for commercial leases are based upon external or internal management appraisals. When there is impairment of the Company’s interest in the residual value of a leased asset, the carrying value is reduced to the estimated fair value with the writedown recognized in the current period.

Other Real Estate Other real estate (“OREO”), which is included in other assets, is property acquired through foreclosure or other proceedings on defaulted loans. OREO is initially recorded at fair value, less estimated selling costs. OREO is evaluated regularly and any decreases in value are reported in noninterest expense.

LOANS HELD FOR SALE

Loans held for sale (“LHFS”) represent mortgage loan originations intended to be sold in the secondary market and other loans that management has an active plan to sell. LHFS may be carried at the lower of cost or fair value as determined on an aggregate basis by type of loan or carried at fair value where the Company has elected fair value accounting. The credit component of any writedowns upon transfer of loans to LHFS is reflected in charge-offs.
Where an election is made to subsequently carry the LHFS at fair value, any further decreases or subsequent increases in fair value are recognized in noninterest income. Where an election is made to subsequently carry LHFS at lower of cost or fair value, any further decreases are recognized in noninterest income and increases in fair value are not recognized until the loans are sold.

DERIVATIVE FINANCIAL INSTRUMENTS

In the ordinary course of business, the Company enters into derivative transactions to manage its interest rate, prepayment, credit, price and foreign currency risk and to accommodate the business requirements of its customers. Derivative instruments are reported as other assets, other liabilities or short-term borrowings at fair value. Changes in a derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met.
All derivative instruments that qualify for hedge accounting are recorded at fair value and classified either as a hedge of the fair value of a recognized asset or liability (“fair value hedge”) or as a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability or a forecasted transaction (“cash flow hedge”). Changes in the fair value of a derivative that is highly effective and designated as a fair value hedge and the offsetting changes in the fair value of the hedged item are recorded in income. Effective changes in the fair value of a derivative designated as a cash flow hedge are recorded in accumulated other comprehensive income (loss) until cash flows of the hedged item are recognized in income. Any change in fair value resulting from hedge ineffectiveness is immediately recorded in noninterest income. The Company performs an assessment, both at the inception of a hedge and on a quarterly basis thereafter, to determine whether derivatives designated as hedging instruments are highly effective in offsetting changes in the value of the hedged items.
If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in accumulated other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in accumulated other comprehensive income (loss) is reported in earnings immediately.

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

U.S. BANCORP  73

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

OTHER SIGNIFICANT POLICIES

Intangible Assets The price paid over the net fair value of acquired businesses (“goodwill”) is not amortized. Other intangible assets are amortized over their estimated useful lives, using straight-line and accelerated methods. The recoverability of goodwill and other intangible assets is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the intangible asset based on market prices for similar assets, where available, and the present value of the estimated future cash flows associated with the intangible asset.

Income Taxes Deferred taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting carrying amounts.

Mortgage Servicing Rights Mortgage servicing rights (“MSRs”) are capitalized as separate assets when loans are sold and servicing is retained or if they are purchased from others. MSRs are recorded at fair value. The Company determines the fair value by estimating the present value of the asset’s future cash flows utilizing market-based prepayment rates, discount rates, and other assumptions validated through comparison to trade information, industry surveys and independent third party appraisals. Changes in the fair value of MSRs are recorded in earnings during the period in which they occur. Risks inherent in the MSRs valuation include higher than expected prepayment rates and/or delayed receipt of cash flows. The Company utilizes futures, forwards and options to mitigate MSR valuation risk. Fair value changes related to the MSRs and the futures, forwards and options, as well as servicing and other related fees, are recorded in mortgage banking revenue.

Pensions For purposes of its retirement plans, beginning in 2008, the Company utilizes its fiscal year end as the measurement date. Prior to 2008, the Company utilized September 30 of each year as the measurement date. At the measurement date, plan assets are determined based on fair value, generally representing observable market prices. The actuarial cost method used to compute the pension liabilities and related expense is the projected unit credit method. The projected benefit obligation is principally determined based on the present value of projected benefit distributions at an assumed discount rate. The discount rate utilized is based on the investment yield of high quality corporate bonds available in the market place with maturities equal to projected cash flows of future benefit payments as of the measurement date. Periodic pension expense (or income) includes service costs, interest costs based on the assumed discount rate, the expected return on plan assets based on an actuarially derived market-related value and amortization of actuarial gains and losses. Pension accounting reflects the long-term nature of benefit obligations and the investment horizon of plan assets and can have the effect of reducing earnings volatility related to short-term changes in interest rates and market valuations. Actuarial gains and losses include the impact of plan amendments and various unrecognized gains and losses which are deferred and amortized over the future service periods of active employees. The market-related value utilized to determine the expected return on plan assets is based on fair value adjusted for the difference between expected returns and actual performance of plan assets. The unrealized difference between actual experience and expected returns is included in expense over a twelve-year period. The overfunded or underfunded status of the plans is recorded as an asset or liability on the balance sheet, with changes in that status recognized through other comprehensive income (loss).

Premises and Equipment Premises and equipment are stated at cost less accumulated depreciation and depreciated

74  U.S. BANCORP

primarily on a straight-line basis over the estimated life of the assets. Estimated useful lives range up to 40 years for newly constructed buildings and from 3 to 20 years for furniture and equipment.
Capitalized leases, less accumulated amortization, are included in premises and equipment. Capitalized lease obligations are included in long-term debt. Capitalized leases are amortized on a straight-line basis over the lease term and the amortization is included in depreciation expense.

Stock-Based Compensation The Company grants stock-based awards, including restricted stock and options to purchase common stock of the Company. Stock option grants are for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. Stock-based compensation for awards is recognized in the Company’s results of operations on a straight-line basis over the vesting period. The Company immediately recognizes compensation cost of awards to employees that meet retirement status, despite their continued active employment. The amortization of stock-based compensation reflects estimated forfeitures adjusted for actual forfeiture experience. As compensation expense is recognized, a deferred tax asset is recorded that represents an estimate of the future tax deduction from exercise or release of restrictions. At the time stock-based awards are exercised, cancelled, expire, or restrictions are released, the Company may be required to recognize an adjustment to tax expense, depending on the market price of the Company’s stock at that time.

Per Share Calculations Earnings per common share is calculated by dividing net income applicable to common equity by the weighted average number of common shares outstanding. Diluted earnings per common share is calculated by adjusting income and outstanding shares, assuming conversion of all potentially dilutive securities.

Note 2    ACCOUNTING CHANGES

Fair Value Option In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities”, effective for the Company beginning on January 1, 2008. SFAS 159 provides entities with an irrevocable option to measure and report selected financial assets and liabilities at fair value. The Company elected the fair value option for certain mortgage loans held for sale (“MLHFS”) originated on or after January 1, 2008. There was no impact of adopting SFAS 159 on the Company’s financial statements at the date of adoption. The Company elected the fair value option for MLHFS for which an active secondary market and readily available market prices exist to reliably support fair value pricing models used for these loans. These MLHFS loans are initially measured at fair value, with subsequent changes in fair value recognized as a component of mortgage banking revenue. Electing to measure these MLHFS at fair value reduces certain timing differences and better matches changes in fair value of these assets with changes in the value of the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting.

Fair Value Measurements In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements”, effective for the Company beginning on January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 provides a consistent definition of fair value focused on exit price, and prioritizes market-based inputs for determining fair value. SFAS 157 also requires consideration of nonperformance risk when determining fair value measurements. The adoption of SFAS 157 reduced the Company’s net income by approximately $62 million ($38 million after-tax) for the year ended December 31, 2008 as a result of the consideration of nonperformance risk for certain financial instruments.

Written Loan Commitments In November 2007, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 109 (“SAB 109”), “Written Loan Commitments Recorded at Fair Value Through Earnings”, effective for the Company beginning on January 1, 2008. SAB 109 expresses the SEC’s view that the expected net future cash flows related to the associated servicing of a loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings.

Business Combinations In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) (“SFAS 141R”), “Business Combinations”, effective for the Company beginning on January 1, 2009. SFAS 141R establishes principles and requirements for the acquiror in a business combination, including the recognition and measurement of the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity as of the acquisition date; the recognition and measurement of the goodwill acquired in the business combination or gain from a bargain purchase as of the acquisition date; and the determination of additional disclosures needed to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Under SFAS 141R, nearly all acquired assets and liabilities assumed are required to be recorded at fair value at the acquisition date, including loans. This will

U.S. BANCORP  75

eliminate recognition at the acquisition date of an allowance for loan losses on acquired loans; rather, credit related factors will be incorporated directly into the fair value of the loans. Other significant changes include recognizing transaction costs and most restructuring costs as expenses when incurred. The accounting requirements of SFAS 141R are applied on a prospective basis for all transactions completed after the effective date and early adoption is not permitted.

Noncontrolling Interests In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”, effective for the Company beginning on January 1, 2009. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity, separate from U.S. Bancorp’s own equity, in the consolidated balance sheet. SFAS 160 also requires the amount of net income attributable to the entity and to the noncontrolling interests be shown separately on the consolidated statement of income, and requires expanded disclosures.
The Company expects to reclassify $733 million in noncontrolling interests from other liabilities to equity upon adoption of SFAS 160. Noncontrolling interests’ share of net income was $69 million in 2008, $81 million in 2007 and $58 million in 2006.

Note 3    BUSINESS COMBINATIONS

On November 21, 2008, the Company acquired the banking operations of Downey Savings & Loan Association, F.A., the primary subsidiary of Downey Financial Corp., and PFF Bank & Trust (“Downey” and “PFF”, respectively), from the FDIC. The Company acquired $13.7 billion of Downey’s assets and assumed $12.3 billion of its liabilities, and acquired $3.7 billion of PFF’s assets and assumed $3.5 billion of its liabilities. In connection with these acquisitions, the Company entered into loss sharing agreements with the FDIC (“Loss Sharing Agreements”) providing for specified credit loss and asset yield protection for all single family residential mortgages and a significant portion of commercial and commercial real estate loans and foreclosed real estate (“covered assets”). At the acquisition date, the Company estimated the covered assets would incur approximately $4.7 billion of cumulative credit losses, including the present value of expected interest rate decreases on loans the Company expects to modify. These losses, if incurred, will be offset by an estimated $2.4 billion benefit to be received by the Company from the FDIC under the Loss Sharing Agreements. Under the terms of the Loss Sharing Agreements, the Company will incur the first $1.6 billion of specified losses (“First Loss Position”) on the covered assets, which was approximately the predecessors’ carrying amount of the net assets acquired. The Company acquired these net assets for a nominal amount of consideration. After the First Loss Position, the Company will incur 20 percent of the next $3.1 billion of specified losses and only 5 percent of specified losses beyond that amount. The Company estimates that its share of those losses will be approximately $.7 billion.
The Company identified the acquired non-revolving loans experiencing credit deterioration, representing the majority of assets acquired, and recorded these assets in the financial statements at their estimated fair value, reflecting expected credit losses and the estimated impact of the Loss Sharing Agreements. The Company recorded all other loans at the predecessors’ carrying amount, net of fair value adjustments for any interest rate related discount or premium, and an allowance for credit losses. At December 31, 2008, $11.5 billion of the Company’s assets were covered by the Loss Sharing Agreements. The Company recorded $61 million of interest income on covered loans acquired for the year ended December 31, 2008.

Note 4    RESTRICTIONS ON CASH AND DUE FROM BANKS

The Federal Reserve Bank requires bank subsidiaries to maintain minimum average reserve balances. Those reserve balances were $.9 billion at December 31, 2008.

76  U.S. BANCORP

Note 5    INVESTMENT SECURITIES

The amortized cost, gross unrealized holding gains and losses, and fair value of held-to-maturity and available-for-sale securities at December 31 was as follows:

	2008				2007
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
December 31 (Dollars in Millions)	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Held-to-maturity (a)
Mortgage-backed securities	$5	$–	$–	$5	$6	$–	$–	$6
Obligations of state and political subdivisions	38	2	(1)	39	56	4	–	60
Other debt securities	10	–	–	10	12	–	–	12

Total held-to-maturity securities	$53	$2	$(1)	$54	$74	$4	$–	$78

Available-for-sale (b)
U.S. Treasury and agencies	$664	$18	$–	$682	$407	$1	$(3)	$405
Mortgage-backed securities	31,266	429	(1,562)	30,133	31,300	48	(745)	30,603
Asset-backed securities (c)	616	8	(14)	610	2,922	6	–	2,928
Obligations of state and political subdivisions	7,220	4	(808)	6,416	7,131	18	(94)	7,055
Other securities and investments	2,517	1	(891)	1,627	2,346	5	(300)	2,051

Total available-for-sale securities	$42,283	$460	$(3,275)	$39,468	$44,106	$78	$(1,142)	$43,042

(a)	Held-to-maturity securities are carried at historical cost adjusted for amortization of premiums and accretion of discounts.
(b)	Available-for-sale securities are carried at fair value with unrealized net gains or losses reported within accumulated other comprehensive income (loss) in shareholders’ equity.
(c)	Primarily includes investments in structured investment vehicles with underlying collateral that includes a mix of various mortgage and other asset-backed securities.

The weighted-average maturity of the available-for-sale investment securities was 7.7 years at December 31, 2008, and 7.4 years at December 31, 2007. The corresponding weighted-average yields were 4.56 percent and 5.51 percent, respectively. The weighted-average maturity of the held-to-maturity investment securities was 8.5 years at December 31, 2008, and 8.3 years at December 31, 2007. The corresponding weighted-average yields were 5.78 percent and 5.92 percent, respectively.
For amortized cost, fair value and yield by maturity date of held-to-maturity and available-for-sale securities outstanding at December 31, 2008, refer to Table 11 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.
Securities with carrying amounts of $33.4 billion at December 31, 2008, and $39.6 billion at December 31, 2007, were pledged to secure public, private and trust deposits, repurchase agreements, derivative positions and for other purposes required by law. Included in these amounts were securities sold under agreements to repurchase where the buyer/lender has the right to sell or pledge the securities and which were collateralized by securities with a carrying amount of $9.5 billion at December 31, 2008, and $10.5 billion at December 31, 2007, respectively.

The following table provides information as to the amount of interest income from taxable and non-taxable investment securities:

Year Ended December 31 (Dollars in Millions)	2008	2007	2006

Taxable	$1,666	$1,833	$1,882
Non-taxable	318	262	119

Total interest income from investment securities	$1,984	$2,095	$2,001

U.S. BANCORP  77

The following table provides information as to the amount of gross gains and losses realized through the sales of available-for-sale investment securities:

Year Ended December 31 (Dollars in Millions)	2008	2007	2006

Realized gains	$43	$15	$15
Realized losses	(1)	–	(1)

Net realized gains (losses)	$42	$15	$14

Income tax (benefit) on realized gains (losses)	$16	$6	$5

Included in available-for-sale investment securities are structured investment vehicle and related securities (“SIVs”) purchased in the fourth quarter of 2007 from certain money market funds managed by FAF Advisors, Inc., an affiliate of the Company. During 2008, the Company exchanged its interest in certain SIVs for a pro rata portion of the underlying investment securities according to the applicable restructuring agreements. The carrying amounts of exchanged SIVs were allocated to the investment securities received based on relative fair value. The SIVs and the investment securities received are collectively referred to as “SIV-related investments.” Some of these securities evidenced credit deterioration at time of acquisition by the Company. SOP 03-3 requires the difference between the total expected cash flows for these securities and the initial recorded investment to be recognized in earnings over the life of the securities, using a level yield. If subsequent decreases in the fair value of these securities are accompanied by an adverse change in the expected cash flows, an other-than-temporary impairment will be recorded through earnings. Subsequent increases in the expected cash flows will be recognized as income prospectively over the remaining life of the securities by increasing the level yield. During 2008 the Company recorded $550 million of impairment charges on SIV-related investments subject to SOP 03-3, primarily as a result of widening market spreads and changes in expected cash flows.

Changes in the carrying amount and accretable yield of SIV-related investments subject to SOP 03-3 were as follows:

	2008		2007
		Carrying		Carrying
		Amount		Amount
	Accretable	of Debt	Accretable	of Debt
Years Ended December 31 (Dollars in Millions)	Yield	Securities	Yield	Securities

Balance at beginning of period	$105	$2,427	$–	$–
Purchases (a)	–	–	107	2,445
Payments received	–	(274)	–	(20)
Impairment writedowns	284	(550)	–	–
Accretion	(15)	15	(2)	2
Transfers out (b)	(25)	(1,110)	–	–

Balance at end of period	$349	$508	$105	$2,427

(a)	Represents the fair value of the securities at acquisition.
(b)	Represents investment securities not subject to SOP 03-3 received in exchange for SIVs.

The Company conducts a regular assessment of its investment portfolios to determine whether any securities are other-than-temporarily impaired considering, among other factors, the nature of the securities, credit ratings or financial condition of the issuer, the extent and duration of the unrealized loss, expected cash flows of underlying collateral, market conditions and the Company’s ability and intent to hold the securities through the anticipated recovery period. In addition to the other-than-temporary impairment recorded on the SIV-related investments subject to SOP 03-3, the Company recorded other-than-temporary impairment charges of $470 million during 2008 on certain other SIV-related investments and other investment securities.

78  U.S. BANCORP

At December 31, 2008, certain investment securities included in the held-to-maturity and available-for-sale categories had a fair value that was below their amortized cost. The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position, at December 31, 2008:

	Less Than 12 Months		12 Months or Greater		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Dollars in Millions)	Value	Losses	Value	Losses	Value	Losses
Held-to-maturity
Obligations of state and political subdivisions	$8	$(1)	$6	$–	$14	$(1)

Total	$8	$(1)	$6	$–	$14	$(1)

Available-for-sale
U.S. Treasury and agencies	$10	$–	$1	$–	$11	$–
Mortgage-backed securities	7,190	(771)	4,941	(791)	12,131	(1,562)
Asset-backed securities	241	(13)	3	(1)	244	(14)
Obligations of state and political subdivisions	2,280	(204)	3,739	(604)	6,019	(808)
Other securities and investments	200	(103)	965	(788)	1,165	(891)

Total	$9,921	$(1,091)	$9,649	$(2,184)	$19,570	$(3,275)

The Company does not consider these unrealized losses to be other-than-temporary at December 31, 2008. The unrealized losses within each investment category have occurred as a result of changes in interest rates and market credit spreads. The substantial portion of securities that have unrealized losses are either obligations of state and political subdivisions or non-agency securities with high investment grade credit ratings and limited credit exposure. Unrealized losses within other securities and investments are also the result of a widening of market spreads since the initial purchase date. In general, the issuers of the investment securities are contractually prohibited from paying them off at less than par and the Company did not have significant purchase premiums. The Company has the intent and ability to hold all of the securities that are in an unrealized loss position at December 31, 2008, until their anticipated recovery in value or maturity.

U.S. BANCORP  79

Note 6      LOANS AND ALLOWANCE FOR CREDIT LOSSES

The composition of the loan portfolio at December 31 was as follows:

(Dollars in millions)	2008	2007

Commercial
Commercial	$49,759	$44,832
Lease financing	6,859	6,242

Total commercial	56,618	51,074
Commercial Real Estate
Commercial mortgages	23,434	20,146
Construction and development	9,779	9,061

Total commercial real estate	33,213	29,207
Residential Mortgages
Residential mortgages	18,232	17,099
Home equity loans, first liens	5,348	5,683

Total residential mortgages	23,580	22,782
Retail
Credit card	13,520	10,956
Retail leasing	5,126	5,969
Home equity and second mortgages	19,177	16,441
Other retail
Revolving credit	3,205	2,731
Installment	5,525	5,246
Automobile	9,212	8,970
Student	4,603	451

Total other retail	22,545	17,398

Total retail	60,368	50,764

Total loans, excluding covered assets	173,779	153,827
Covered Assets	11,450	–

Total loans	$185,229	$153,827

Loans are presented net of unearned interest and deferred fees and costs of $1.5 billion and $1.4 billion at December 31, 2008 and 2007, respectively. The Company had loans of $45.4 billion at December 31, 2008, and $44.5 billion at December 31, 2007, pledged at the Federal Home Loan Bank (“FHLB”), and loans of $47.2 billion at December 31, 2008, and $16.8 billion at December 31, 2007, pledged at the Federal Reserve Bank.
The Company primarily lends to borrowers in the 24 states in which it has banking offices. Collateral for commercial loans may include marketable securities, accounts receivable, inventory and equipment. For details of the Company’s commercial portfolio by industry group and geography as of December 31, 2008 and 2007, see Table 7 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.
For detail of the Company’s commercial real estate portfolio by property type and geography as of December 31, 2008 and 2007, see Table 8 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements. Such loans are collateralized by the related property.
Covered assets represent assets acquired from the FDIC subject to Loss Sharing Agreements and include expected reimbursements from the FDIC of approximately $2.4 billion.

80  U.S. BANCORP

The carrying amount of the covered assets at December 31, 2008, consisted of loans accounted for in accordance with SOP 03-3 (“SOP 03-3 loans”), loans not subject to SOP 03-3 (“Non SOP 03-3 loans”) and other assets as shown in the following table:

	SOP 03-3	Non SOP 03-3
(Dollars in Millions)	Loans	Loans	Other	Total

Residential mortgage loans	$5,763	$2,022	$–	$7,785
Commercial real estate loans	427	455	–	882
Commercial loans	–	127	–	127
Other real estate	–	–	274	274
Estimated loss reimbursement from the FDIC	–	–	2,382	2,382

Total	$6,190	$2,604	$2,656	$11,450

On the acquisition date, the preliminary estimate of the contractually required payments receivable for all SOP 03-3 loans acquired in the Downey and PFF transactions, including those covered and not covered under Loss Sharing Agreements with the FDIC, were $22.8 billion, the cash flows expected to be collected were $9.2 billion including interest, and the estimated fair value of the loans was $6.5 billion. These amounts were determined based upon the estimated remaining life of the underlying loans, which include the effects of estimated prepayments. At December 31, 2008, $309 million of these loans were classified as nonperforming assets because the expected cash flows are primarily based on the liquidation of underlying collateral and the timing and amount of the cash flows could not be reasonably estimated. Interest income, through accretion of the difference between the carrying amount of the SOP 03-3 loans and the expected cash flows, is expected to be recognized on the remaining $6.0 billion of loans. There was no allowance for credit losses related to these SOP 03-3 loans at December 31, 2008. Because of the short time period between the closing of the transaction and December 31, 2008, certain amounts related to the SOP 03-3 loans are preliminary estimates. The Company expects to finalize its analysis of these loans during the first six months of 2009 and, therefore, adjustments to the estimated amounts may occur.

Changes in the carrying amount and accretable yield for loans subject to SOP 03-3 were as follows for the year ended December 31, 2008:

		Carrying
	Accretable	Amount
(Dollars in Millions)	Yield	of Loans

Balance at beginning of period	$–	$–
Purchases (a)	2,774	6,453
Payments received	–	(200)
Accretion	(55)	55

Balance at end of period	$2,719	$6,308

(a)	Represents the fair value of the loans at acquisition.

Nonperforming assets include nonaccrual loans, restructured loans not performing in accordance with modified terms, other real estate and other nonperforming assets owned by the Company. For details of the Company’s nonper forming assets as of December 31, 2008 and 2007, see Table 14 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

The following table lists information related to nonperforming loans as of December 31:

(Dollars in Millions)	2008	2007

Loans on nonaccrual status	$2,260	$540
Restructured loans	151	17

Total nonperforming loans	$2,411	$557

Interest income that would have been recognized at original contractual terms	$123	$60
Amount recognized as interest income	43	19

Forgone revenue	$80	$41

U.S. BANCORP  81

Activity in the allowance for credit losses was as follows:

(Dollars in Millions)	2008	2007	2006

Balance at beginning of year	$2,260	$2,256	$2,251
Add
Provision charged to operating expense	3,096	792	544
Deduct
Loans charged off	2,009	1,032	763
Less recoveries of loans charged off	(190)	(240)	(219)

Net loans charged off	1,819	792	544
Acquisitions and other changes	102	4	5

Balance at end of year (a)	$3,639	$2,260	$2,256

Components
Allowance for loan losses	$3,514	$2,058	$2,022
Liability for unfunded credit commitments	125	202	234

Total allowance for credit losses	$3,639	$2,260	$2,256

(a)	Included in this analysis is activity related to the Company’s liability for unfunded commitments, which is separately recorded in other liabilities in the Consolidated Balance Sheet.

A summary of impaired loans is as follows:

	2008		2007		2006
	Recorded	Valuation	Recorded	Valuation	Recorded	Valuation
(Dollars in Millions)	Investment	Allowance	Investment	Allowance	Investment	Allowance
Commercial and commercial real estate loans:
Period-end recorded investment
Valuation allowance required	$1,023	$115	$314	$34	$346	$44
No valuation allowance required	514	–	107	–	–	–

Total	$1,537	$115	$421	$34	$346	$44

Average balance	$1,006		$366		$344
Interest income recognized	6		–		4
Commitments to lend additional funds	107		12		23
Restructured accruing homogenous loans:
Period-end recorded investment	$1,336	$223	$551	$17	$405	$10
Average balance	1,196		466		379
Interest income recognized	71		29		35
Nonaccrual homogenous loans:
Period-end recorded investment	$302	$29	$82	$1	$84	$1

For the years ended December 31, 2008, 2007 and 2006, the Company had net gains on the sale of loans of $220 million, $163 million and $104 million, respectively, which were included in noninterest income, primarily in mortgage banking revenue.
The Company has equity interests in several joint ventures that are accounted for utilizing the equity method. The principal activities of these entities are to:

•	develop land, construct and sell residential homes.
•	provide commercial real estate financing for loans that are subsequently sold or securitized.
•	provide senior or subordinated financing to customers for the construction, rehabilitation or development of commercial real estate.
In connection with these joint ventures, the Company may provide warehousing lines to support the operations. Warehousing advances to the joint ventures are repaid when the sale or securitization of loans is completed or the real estate is permanently refinanced by others. At December 31, 2008 and 2007, the Company had $1.0 billion and $2.3 billion, respectively, of outstanding advances to these joint ventures.

82  U.S. BANCORP

Note 7      LEASES

The components of the net investment in sales-type and direct financing leases at December 31 were as follows:

(Dollars in Millions)	2008	2007

Aggregate future minimum lease payments to be received	$12,712	$12,919
Unguaranteed residual values accruing to the lessor’s benefit	339	391
Unearned income	(1,693)	(1,636)
Initial direct costs	250	253

Total net investment in sales-type and direct financing leases (a)	$11,608	$11,927

(a)	The accumulated allowance for uncollectible minimum lease payments was $224 million and $120 million at December 31, 2008 and 2007, respectively.

The minimum future lease payments to be received from sales-type and direct financing leases were as follows at December 31, 2008:

(Dollars in Millions)

2009	$3,398
2010	3,212
2011	3,245
2012	1,856
2013	614
Thereafter	387

Note 8    ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND
VARIABLE INTEREST ENTITIES

FINANCIAL ASSET SALES

When the Company sells financial assets, it may retain servicing rights and/or other beneficial interests in the transferred financial assets. The gain or loss on sale depends, in part, on the previous carrying amount of the transferred financial assets and the consideration other than beneficial interests in the transferred assets received in exchange. Upon transfer, any servicing assets are initially recognized at fair value. The remaining carrying amount of the transferred financial asset is allocated between the assets sold and any interest(s) that continues to be held by the Company based on the relative fair values as of the date of transfer.

Conduit and Securitization The Company sponsors an off-balance sheet conduit to which it transferred high-grade investment securities, initially funded by the conduit’s issuance of commercial paper. These investment securities include primarily (i) private label asset-backed securities, which are guaranteed by third-party insurers, and (ii) collateralized mortgage obligations. The conduit held assets of $.8 billion at December 31, 2008, and $1.2 billion at December 31, 2007. In March 2008, the conduit ceased issuing commercial paper and began to draw upon a Company-provided liquidity facility to replace outstanding commercial paper as it matured. The draws upon the liquidity facility resulted in the conduit becoming a non-qualifying special purpose entity. The Company has determined the liquidity facility does not absorb the majority of the variability of the conduit’s cash flows or fair value. As a result, the Company is not the primary beneficiary of the conduit and, therefore, does not consolidate the conduit. At December 31, 2008, the amount advanced to the conduit under the liquidity facility was $.9 billion, which is recorded on the Company’s balance sheet in commercial loans. Proceeds from the conduit’s investment securities will be used to repay draws on the liquidity facility. The Company believes there is sufficient collateral to repay all of the liquidity facility advances.

VARIABLE INTEREST ENTITIES

The Company is involved in various entities that are considered to be VIEs as defined in Financial Interpretation No. 46R, Consolidation of Variable Interest Entities. Generally, a VIE is a corporation, partnership, trust or any other legal structure that either does not have equity investors with substantive voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. The Company’s investments in VIEs primarily represent private investment funds that make equity investments, provide debt financing or partnerships to support community-based investments in affordable housing, development entities that provide capital for communities located in low-income districts and historic rehabilitation projects that may enable the Company to ensure regulatory compliance with the Community Reinvestment Act.
The Company consolidates VIEs in which it is the primary beneficiary. At December 31, 2008, approximately

U.S. BANCORP  83

$479 million of total assets related to various VIEs were consolidated by the Company in its financial statements. Creditors of these VIEs have no recourse to the general credit of the Company. The Company is not required to consolidate other VIEs as it is not the primary beneficiary. In such cases, the Company does not absorb the majority of the entities’ expected losses nor does it receive a majority of the entities’ expected residual returns. At December 31, 2008, the amounts of the Company’s investment in unconsolidated VIEs ranged from less than $1 million to $55 million with an aggregate amount of approximately $2.1 billion. While the Company believes potential losses from these investments is remote, the Company’s maximum exposure to these unconsolidated VIEs, including any tax implications, was approximately $3.9 billion at December 31, 2008, assuming that all of the separate investments within the individual private funds are deemed worthless and the community-based business and housing projects, and related tax credits, completely failed and did not meet certain government compliance requirements.

Note 9    PREMISES AND EQUIPMENT

Premises and equipment at December 31 consisted of the following:

(Dollars in Millions)	2008	2007

Land	$343	$335
Buildings and improvements	2,465	2,432
Furniture, fixtures and equipment	2,487	2,463
Capitalized building and equipment leases	106	164
Construction in progress	91	8

	5,492	5,402
Less accumulated depreciation and amortization	(3,702)	(3,623)

Total	$1,790	$1,779

Note 10    MORTGAGE SERVICING RIGHTS

The Company serviced $120.3 billion of residential mortgage loans for others at December 31, 2008, and $97.0 billion at December 31, 2007. The net impact of assumption changes on the fair value of MSRs, and fair value changes of derivatives used to offset MSR value changes included in mortgage banking revenue and net interest income was a loss of $122 million, $35 million and $37 million for the years ended December 31, 2008, 2007 and 2006, respectively. Loan servicing fees, not including valuation changes, included in mortgage banking revenue were $404 million, $353 million and $319 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Changes in fair value of capitalized MSRs are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2008	2007	2006

Balance at beginning of period	$1,462	$1,427	$1,123
Rights purchased	52	14	52
Rights capitalized	515	440	398
Rights sold	–	(130)	–
Changes in fair value of MSRs:
Due to change in valuation assumptions (a)	(592)	(102)	26
Other changes in fair value (b)	(243)	(187)	(172)

Balance at end of period	$1,194	$1,462	$1,427

(a)	Principally reflects changes in discount rates and prepayment speed assumptions, primarily arising from interest rate changes.

(b)	Primarily represents changes due to collection/realization of expected cash flows over time (decay).

The estimated sensitivity to changes in interest rates of the fair value of the MSRs portfolio and the related derivative instruments at December 31, 2008, was as follows:

	Down Scenario		Up Scenario
(Dollars in Millions)	50 bps	25 bps	25 bps	50 bps
Net fair value	$(4)	$(7)	$6	$12

84  U.S. BANCORP

The fair value of MSRs and their sensitivity to changes in interest rates is influenced by the mix of the servicing portfolio and characteristics of each segment of the portfolio. The Company’s servicing portfolio consists of the distinct portfolios of Mortgage Revenue Bond Programs (“MRBP”), government-insured mortgages and conventional mortgages. The MRBP division specializes in servicing loans made under state and local housing authority programs. These programs provide mortgages to low-income and moderate-income borrowers and are generally government-insured programs with a favorable rate subsidy, down payment and/or closing cost assistance. Mortgage loans originated as part of government agency and state loans programs tend to experience slower prepayment rates and better cash flows than conventional mortgage loans. The servicing portfolios are predominantly comprised of fixed-rate agency loans (FNMA, FHLMC, GNMA, FHLB and various housing agencies) with limited adjustable-rate or jumbo mortgage loans.

A summary of the Company’s MSRs and related characteristics by portfolio as of December 31, 2008, was as follows:

(Dollars in Millions)	MRBP	Government	Conventional	Total

Servicing portfolio	$12,561	$14,746	$93,032	$120,339
Fair value	$223	$166	$805	$1,194
Value (bps) (a)	178	113	87	99
Weighted-average servicing fees (bps)	40	40	32	34
Multiple (value/servicing fees)	4.45	2.83	2.72	2.91
Weighted-average note rate	5.94%	6.23%	6.01%	6.03%
Age (in years)	3.2	2.6	2.8	2.8
Expected life (in years)	7.3	3.6	3.5	3.9
Discount rate	11.5%	11.3%	10.3%	10.5%

(a)	Calculated as fair value divided by the unpaid principal balance of the loans serviced, expressed in hundredths.

Note 11    INTANGIBLE ASSETS

Intangible assets consisted of the following:

	Estimated	Amortization	Balance
December 31 (Dollars in Millions)	Life (a)	Method (b)	2008	2007
Goodwill			$8,571	$7,647
Merchant processing contracts	9 years/8 years	SL/AC	564	704
Core deposit benefits	11 years/6 years	SL/AC	376	154
Mortgage servicing rights		(c)	1,194	1,462
Trust relationships	15 years/7 years	SL/AC	277	346
Other identified intangibles	8 years/5 years	SL/AC	423	377

Total			$11,405	$10,690

(a)	Estimated life represents the amortization period for assets subject to the straight line method and the weighted average amortization period for intangibles subject to accelerated methods. If more than one amortization method is used for a category, the estimated life for each method is calculated and reported separately.
(b)	Amortization methods: SL = straight line method AC = accelerated methods generally based on cash flows
(c)	Mortgage servicing rights are recorded at fair value, and are not amortized.

Aggregate amortization expense consisted of the following:

Year Ended December 31 (Dollars in Millions)	2008	2007	2006
Merchant processing contracts	$136	$154	$149
Core deposit benefits	67	68	65
Trust relationships	68	76	71
Other identified intangibles	84	78	70

Total	$355	$376	$355

The estimated amortization expense for the next five years is as follows:

(Dollars in Millions)
2009	$353
2010	289
2011	234
2012	188
2013	157

U.S. BANCORP  85

The following table reflects the changes in the carrying value of goodwill for the years ended December 31, 2008 and 2007:

	Wholesale	Consumer	Wealth	Payment	Consolidated
(Dollars in Millions)	Banking	Banking	Management	Services	Company

Balance at December 31, 2006	$1,330	$2,379	$1,545	$2,284	$7,538
Goodwill acquired	–	41	19	24	84
Other (a)	–	–	–	25	25

Balance at December 31, 2007	$1,330	$2,420	$1,564	$2,333	$7,647
Goodwill acquired	145	813	(2)	12	968
Other (a)	–	–	–	(44)	(44)

Balance at December 31, 2008	$1,475	$3,233	$1,562	$2,301	$8,571

(a)	Other changes in goodwill include the effect of foreign exchange translation.

Note 12    SHORT-TERM BORROWINGS (a)

The following table is a summary of short-term borrowings for the last three years:

	2008		2007		2006
(Dollars in Millions)	Amount	Rate	Amount	Rate	Amount	Rate
At year-end
Federal funds purchased	$2,369	.17%	$2,817	1.88%	$2,554	4.97%
Securities sold under agreements to repurchase	9,493	2.65	10,541	4.11	9,763	4.57
Commercial paper	10,061	.22	11,229	4.17	9,974	4.90
Other short-term borrowings	12,060	1.87	7,783	5.04	4,642	3.95

Total	$33,983	1.48%	$32,370	4.16%	$26,933	4.62%

Average for the year
Federal funds purchased (b)	$3,834	5.19%	$2,731	9.63%	$3,458	8.30%
Securities sold under agreements to repurchase	11,982	3.07	10,939	4.53	10,680	4.24
Commercial paper	10,532	1.91	9,265	4.75	6,631	4.72
Other short-term borrowings	11,889	3.16	5,990	5.54	3,653	5.17

Total	$38,237	2.99%	$28,925	5.29%	$24,422	5.08%

Maximum month-end balance
Federal funds purchased	$9,681		$4,419		$5,886
Securities sold under agreements to repurchase	15,198		12,181		13,988
Commercial paper	11,440		11,229		9,974
Other short-term borrowings	17,642		7,783		6,620

(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.
(b)	Average federal funds purchased rates include compensation expense for corporate card and corporate trust balances.

86  U.S. BANCORP

Note 13    LONG-TERM DEBT

Long-term debt (debt with original maturities of more than one year) at December 31 consisted of the following:

(Dollars in Millions)	Rate Type	Rate (a)	Maturity Date	2008	2007

U.S. Bancorp (Parent Company)
Subordinated notes	Fixed	7.50%	2026	$199	$199
Convertible senior debentures	Floating	.49%	2035	24	24
	Floating	.70%	2035	447	447
	Floating	–%	2036	64	456
	Floating	.96%	2037	75	3,000
Medium-term notes	Fixed	4.50%-5.30%	2009-2010	1,350	1,500
	Floating	.50%-3.43%	2009-2010	4,435	1,000
Junior subordinated debentures	Fixed	5.54%-10.20%	2031-2067	4,058	4,058
Capitalized lease obligations, mortgage indebtedness and other (b)				179	24

Subtotal				10,831	10,708
Subsidiaries
Subordinated notes	Fixed	6.50%	2008	–	300
	Fixed	6.30%	2008	–	300
	Fixed	5.70%	2008	–	400
	Fixed	7.125%	2009	500	500
	Fixed	6.375%	2011	1,500	1,500
	Fixed	6.30%	2014	963	963
	Fixed	4.95%	2014	1,000	1,000
	Fixed	4.80%	2015	500	500
	Fixed	3.80%	2015	369	369
	Fixed	4.375%	2017	1,348	1,315
	Floating	5.10%	2014	550	550
Federal Home Loan Bank advances	Fixed	.50%-8.25%	2009-2026	6,415	5,309
	Floating	.65%-4.77%	2009-2017	10,373	11,848
Bank notes	Fixed	2.60%-5.92%	2009-2012	1,286	2,430
	Floating	1.30%-2.56%	2009-2048	2,525	5,135
Capitalized lease obligations, mortgage indebtedness and other (b)				199	313

Subtotal				27,528	32,732

Total				$38,359	$43,440

(a)	Weighted-average interest rates of medium-term notes, Federal Home Loan Bank advances and bank notes were 2.99 percent, 3.06 percent and 2.64 percent, respectively.
(b)	Other includes debt issuance fees and unrealized gains and losses and deferred fees relating to derivative instruments.

Convertible senior debentures issued by the Company pay interest on a quarterly basis until a specified period of time (five or nine years prior to the applicable maturity date). After this date, the Company will not pay interest on the debentures prior to maturity. On the maturity date or on any earlier redemption date, the holder will receive the original principal plus accrued interest. The debentures are convertible at any time on or prior to the maturity date. If the convertible senior debentures are converted, holders of the debentures will generally receive cash up to the accreted principal amount of the debentures plus, if the market price of the Company’s stock exceeds the conversion price in effect on the date of conversion, a number of shares of the Company’s common stock, or an equivalent amount of cash at the Company’s option, as determined in accordance with specified terms. The convertible senior debentures are callable by the Company and putable by the investors at a price equal to 100 percent of the accreted principal amount plus accrued and unpaid interest. During 2008, investors elected to put debentures with a principal amount of $3.3 billion back to the Company. At December 31, 2008, the weighted average conversion price per share for all convertible issuances was $36.39.

U.S. BANCORP  87

The table below summarizes the significant terms of floating-rate convertible senior debentures issued during 2007 at $1,000 per debenture:

(Dollars in millions)

Original face amount	$3,000
Amount outstanding at December 31, 2008	$75
Issue date	February 6, 2007
Interest rate (a)	LIBOR minus 1.75%
Interest rate at December 31, 2008	.96%
Callable dates	February 6, 2008, and thereafter
Putable dates	February 6, 2008, 2009, 2012, 2017 and every five years, thereafter
Conversion rate in shares per $1,000 debenture at December 31, 2008	24.4634
Conversion price per share at December 31, 2008	$40.88
Maturity date	February 6, 2037

(a)	The interest rate index represents three month London Interbank Offered Rate (“LIBOR”)

During 2007, the Company issued $536 million of fixed-rate junior subordinated debentures to a separately formed wholly-owned trust for the purpose of issuing Company-obligated mandatorily redeemable preferred securities at an interest rate of 6.30 percent. In addition, the Company elected to redeem $312 million of floating-rate junior subordinated debentures. Refer to Note 14, “Junior Subordinated Debentures” for further information on the nature and terms of these debentures. There were no such issuances or redemptions in 2008.
The Company has an arrangement with the Federal Home Loan Bank whereby the Company could have borrowed an additional $6.6 billion at December 31, 2008, based on collateral available (residential and commercial mortgages).

Maturities of long-term debt outstanding at December 31, 2008, were:

	Parent
(Dollars in Millions)	Company	Consolidated

2009	$1,000	$10,455
2010	4,778	6,466
2011	17	2,988
2012	1	3,479
2013	1	482
Thereafter	5,034	14,489

Total	$10,831	$38,359

88  U.S. BANCORP

Note 14    JUNIOR SUBORDINATED DEBENTURES

As of December 31, 2008, the Company sponsored, and wholly owned 100 percent of the common equity of, nine trusts that were formed for the purpose of issuing Company- obligated mandatorily redeemable preferred securities (“Trust Preferred Securities”) to third-party investors and investing the proceeds from the sale of the Trust Preferred Securities solely in junior subordinated debt securities of the Company (the “Debentures”). The Debentures held by the trusts, which totaled $4.1 billion, are the sole assets of each trust. The Company’s obligations under the Debentures and related documents, taken together, constitute a full and unconditional guarantee by the Company of the obligations of the trusts. The guarantee covers the distributions and payments on liquidation or redemption of the Trust Preferred Securities, but only to the extent of funds held by the trusts. The Company has the right to redeem the Debentures in whole or in part, on or after specific dates, at a redemption price specified in the indentures plus any accrued but unpaid interest to the redemption date. The Company used the proceeds from the sales of the Debentures for general corporate purposes.
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

The following table is a summary of the Debentures included in long-term debt as of December 31, 2008:

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

Note 15    SHAREHOLDERS’ EQUITY

At December 31, 2008 and 2007, the Company had authority to issue 4 billion shares of common stock and 50 million shares of preferred stock. The Company had 1,755 million and 1,728 million shares of common stock outstanding at December 31, 2008 and 2007, respectively, and had 482 million shares reserved for future issuances, primarily under stock option plans and shares that may be issued in connection with the Company’s convertible senior debentures, at December 31, 2008. At December 31, 2008, the Company had 7 million shares of preferred stock outstanding.
On March 27, 2006, the Company issued depositary shares representing an ownership interest in 40,000 shares of Series B Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series B Preferred Stock”), and on March 17, 2008, the Company issued depositary shares representing an ownership interest in 20,000 shares of Series D Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series D Preferred Stock”). The Series B Preferred Stock and Series D Preferred Stock have no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per

U.S. BANCORP  89

annum equal to the greater of three-month LIBOR plus .60 percent, or 3.50 percent on the Series B Preferred Stock, and 7.875 percent per annum on the Series D Preferred Stock. Both series are redeemable at the Company’s option, subject to the prior approval of the Federal Reserve Board, at a redemption price equal to $25,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends, with the redemption option beginning April 15, 2011 for the Series B Preferred Stock and April 15, 2013 for the Series D Preferred Stock. In connection with the issuance of each series, the Company also entered into replacement capital covenants, which restrict the Company’s rights to redeem or repurchase each series. Except in certain limited circumstances, neither series will have any voting rights.
On November 14, 2008, the Company issued 6.6 million shares of cumulative perpetual preferred stock to the United States Treasury under the Capital Purchase Program of the Emergency Economic Stabilization Act of 2008 (the “Series E Preferred Stock”) for proceeds of $6.6 billion. Dividends on the Series E Preferred Stock will accrue and be payable quarterly at a rate of 5 percent per annum for five years. The rate will increase to 9 percent per annum, thereafter, if shares of the Series E Preferred Stock are not redeemed by the Company. Under its original terms, the Series E Preferred Stock could be redeemed three years following the date of issuance, or earlier if the Company raised replacement regulatory capital. The American Recovery and Reinvestment Act of 2009 (“ARRA”) requires the United States Treasury, subject to consultation with appropriate banking regulators, to permit participants in the Capital Purchase Program to repay any amounts previously received without regard to whether the recipient has replaced such funds from any other source or to any waiting period. All redemptions of the Series E Preferred Stock shall be at 100 percent of the issue price, plus any accrued and unpaid dividends. The Series E Preferred Stock is non-voting, other than for class voting rights on any authorization or issuance of senior ranking shares, any amendment to its rights, or any merger, exchange or similar transaction which would adversely affect its rights.
For as long as the Series E Preferred Stock is outstanding, no dividends may be declared or paid on junior preferred shares, preferred shares ranking equal to the Series E Preferred Stock, or common shares, nor may the Company repurchase or redeem any such shares, unless all accrued and unpaid dividends for all past dividend periods on the Series E Preferred Stock are fully paid. The consent of the United States Treasury is required for any increase in the quarterly dividends per share of the Company’s common stock or for any share repurchases of junior preferred or common shares, until the shorter of the third anniversary date of the Series E Preferred Stock issuance or the date the Series E Preferred Stock is redeemed in whole. Participation in this program also subjects the Company to certain restrictions with respect to the compensation of certain executives.
In conjunction with the Series E Preferred Stock issuance, the United States Treasury received warrants entitling it to purchase 33 million shares of the Company’s common stock at a price of $30.29 per common share. The warrants were exercisable at issuance and expire on November 13, 2018. The Company allocated $172 million of the proceeds from the Series E Preferred Stock issuance to the warrants. The resulting discount on the Series E Preferred Stock is being accreted over five years and reported as a reduction of income applicable to common equity over that period. ARRA requires the United States Treasury to liquidate these warrants if the Company repays amounts received under the Capital Purchase Program.
During 2008, 2007 and 2006, the Company repurchased shares of its common stock under various authorizations approved by its Board of Directors. As of December 31, 2008, the Company had approximately 20 million shares that may yet be purchased under the current Board of Director approved authorization, in connection with the administration of its employee benefit plans in the ordinary course of business solely to the extent permitted under the Capital Purchase Program of the Emergency Economic Stabilization Act of 2008.

The following table summarizes the Company’s common stock repurchased in each of the last three years:

(Dollars and Shares in Millions)	Shares	Value

2008	2	$91
2007	58	2,011
2006	90	2,817

90  U.S. BANCORP

Shareholders’ equity is affected by transactions and valuations of asset and liability positions that require adjustments to accumulated other comprehensive income (loss). The reconciliation of the transactions affecting accumulated other comprehensive income (loss) included in shareholders’ equity for the years ended December 31, is as follows:

	Transactions			Balances
(Dollars in Millions)	Pre-tax	Tax-effect	Net-of-tax	Net-of-Tax

2008
Unrealized loss on securities available-for-sale	$(2,729)	$1,037	$(1,692)	$(1,745)
Unrealized loss on derivative hedges	(722)	274	(448)	(639)
Foreign currency translation	(117)	45	(72)	(78)
Realized loss on derivative hedges	(15)	6	(9)	(11)
Reclassification for realized losses	1,020	(388)	632	–
Change in retirement obligation	(1,357)	519	(838)	(890)

Total	$(3,920)	$1,493	$(2,427)	$(3,363)

2007
Unrealized loss on securities available-for-sale	$(482)	$183	$(299)	$(659)
Unrealized loss on derivative hedges	(299)	115	(184)	(191)
Foreign currency translation	8	(3)	5	(6)
Realized loss on derivative hedges	–	–	–	(28)
Reclassification for realized losses	96	(38)	58	–
Change in retirement obligation	352	(132)	220	(52)

Total	$(325)	$125	$(200)	$(936)

2006
Unrealized gain on securities available-for-sale	$67	$(25)	$42	$(370)
Unrealized gain on derivative hedges	35	(14)	21	(6)
Foreign currency translation	(30)	11	(19)	(12)
Realized loss on derivative hedges	(199)	75	(124)	(77)
Reclassification for realized losses	33	(12)	21	–
Change in retirement obligation	(398)	150	(248)	(271)

Total	$(492)	$185	$(307)	$(736)

Regulatory Capital The measures used to assess capital by bank regulatory agencies include two principal risk-based ratios, Tier 1 and total risk-based capital. Tier 1 capital is considered core capital and includes common shareholders’ equity plus qualifying preferred stock, trust preferred securities and minority interests in consolidated subsidiaries (included in other liabilities and subject to certain limitations), and is adjusted for the aggregate impact of certain items included in other comprehensive income (loss). Total risk-based capital includes Tier 1 capital and other items such as subordinated debt and the allowance for credit losses. Both measures are stated as a percentage of risk-adjusted assets, which are measured based on their perceived credit risk and include certain off-balance sheet exposures, such as unfunded loan commitments, letters of credit, and derivative contracts. The Company is also subject to a leverage ratio requirement, a non risk-based asset ratio, which is defined as Tier 1 capital as a percentage of average assets adjusted for goodwill and other non-qualifying intangibles and other assets.
For a summary of the regulatory capital requirements and the actual ratios as of December 31, 2008 and 2007, for the Company and its bank subsidiaries, see Table 21 included in Management’s Discussion and Analysis, which is incorporated by reference into these Notes to Consolidated Financial Statements.

U.S. BANCORP  91

The following table provides the components of the Company’s regulatory capital:

	December 31
(Dollars in Millions)	2008	2007

Tier 1 Capital
Common shareholders’ equity	$18,369	$20,046
Qualifying preferred stock	7,931	1,000
Qualifying trust preferred securities	4,024	4,024
Minority interests	693	695
Less intangible assets
Goodwill	(8,153)	(7,534)
Other disallowed intangible assets	(1,479)	(1,421)
Other (a)	3,041	729

Total Tier 1 Capital	24,426	17,539
Tier 2 Capital
Allowance for credit losses	2,892	2,260
Eligible subordinated debt	5,579	6,126
Other	–	–

Total Tier 2 capital	8,471	8,386

Total Risk Based Capital	$32,897	$25,925

Risk-Weighted Assets	$230,627	$212,592

(a)	Includes the impact of items included in other comprehensive income (loss), such as unrealized gains (losses) on available-for-sale securities, accumulated net gains on cash flow hedges, pension liability adjustments, etc.

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

Note 16      EARNINGS PER SHARE

The components of earnings per share were:

(Dollars and Shares in Millions, Except Per Share Data)	2008	2007	2006

Net Income	$2,946	$4,324	$4,751
Preferred dividends	(119)	(60)	(48)
Accretion of preferred stock discount	(4)	–	–

Net income applicable to common equity	$2,823	$4,264	$4,703

Average common shares outstanding	1,742	1,735	1,778
Net effect of the exercise and assumed purchase of stock awards and conversion of outstanding convertible notes	15	23	26

Average diluted common shares outstanding	1,757	1,758	1,804

Earnings per common share	$1.62	$2.46	$2.64
Diluted earnings per common share	$1.61	$2.43	$2.61

For the years ended December 31, 2008, 2007 and 2006, options and warrants to purchase 67 million, 13 million and 1 million shares, respectively, were outstanding but not included in the computation of diluted earnings per share because they were antidilutive. Convertible senior debentures that could potentially be converted into shares of the Company’s common stock pursuant to specified formulas, were not included in the computation of diluted earnings per share to the extent the conversions were antidilutive.

Note 17    EMPLOYEE BENEFITS

Employee Investment Plan The Company has a defined contribution retirement savings plan which allows qualified employees to make contributions up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested,

92  U.S. BANCORP

at the employees’ direction, among a variety of investment alternatives. Employee contributions are 100 percent matched by the Company, up to four percent of an employee’s eligible annual compensation. The Company’s matching contribution vests immediately. Although the matching contribution is initially invested in the Company’s common stock, an employee can reinvest the matching contributions among various investment alternatives. Total expense was $76 million, $62 million and $58 million in 2008, 2007 and 2006, respectively.

Pension Plans Pension benefits are provided to substantially all employees based on years of service, multiplied by a percentage of their final average pay. Employees become vested upon completing five years of vesting service. In addition, two cash balance pension benefit plans exist and only investment or interest credits continue to be credited to participants’ accounts. Plan assets consist of various equities, equity mutual funds and other miscellaneous assets.
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
In addition to the funded qualified pension plans, the Company maintains non-qualified plans that are unfunded. The assumptions used in computing the present value of the accumulated benefit obligation, the projected benefit obligation and net pension expense are substantially consistent with those assumptions used for the funded qualified plans.

Funding Practices The Company’s funding policy is to contribute amounts to its plans sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company determines to be appropriate. The Company made no contributions to the qualified pension plans in 2008 or 2007, and anticipates no contributions in 2009. Any contributions made to the plans are invested in accordance with established investment policies and asset allocation strategies.

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
Generally, based on historical performance of the various investment asset classes, investments in equities have outperformed other investment classes but are subject to higher volatility. While an asset allocation including debt securities and other assets generally has lower volatility and may provide protection in a declining interest rate environment, it limits the pension plan’s long-term up-side potential. Given the pension plans’ investment horizon and the financial viability of the Company to meet its funding objectives, the Committee has determined that an asset allocation strategy investing principally in equities diversified among various domestic equity categories and international equities is appropriate. Domestic and international equities declined significantly in 2008, resulting in an under-funded position for the qualified pension plans of $391 million. At December 31, 2008 and 2007, plan assets of the qualified pension plans included mutual funds that have asset management arrangements with related parties totaling $791 million and $1.3 billion, respectively.

U.S. BANCORP  93

The following table, which is unaudited, except for the actual asset allocations at December 31, 2008 and 2007, provides a summary of asset allocations adopted by the Company compared with a typical asset allocation alternative:

	Asset Allocation
		December 2008			December 2007		2009
							Expected Returns
	Typical							Standard
Asset Class	Asset Mix (b)	Actual	Target		Actual	Target	Compound	Deviation

Domestic Equity Securities
Large Cap	29%	54%	55%		55%	55%	9.3%	20.0%
Mid Cap	3	17	19		17	19	9.5	24.0
Small Cap	6	6	6		5	6	9.5	24.0
International Equity Securities	14	20	20		20	20	9.8	24.0
Debt Securities	30	–	–		–	–
Real Estate	2	2	–		2	–
Alternative Investments	13	–	–		–	–
Other	3	1	–		1	–

Total Mix Or Weighted Rates	100%	100%	100%		100%	100%	9.7%	20.2%

LTROR assumed	8.7%		8.5	% (a)		8.9%
Standard deviation	13.3%		20.2%			16.5%

(a)	The LTROR assumed for the target asset allocation strategy of 8.5 percent is based on a range of estimates evaluated by the Company which were centered around the compound expected return of 9.2 percent reduced for estimated asset management and administrative fees.
(b)	Typical asset mix represents the median asset allocation percentages of plans advised by a third-party benefit consulting firm.

In accordance with its existing practices, the independent pension consultant utilized by the Company updated the analysis of expected rates of return and evaluated peer group data, market conditions and other factors relevant to determining the LTROR. The Company determined an LTROR assumption of 8.5 percent reflected expected returns based on current economic conditions and plan assets. Regardless of the extent of the Company’s analysis of alternative asset allocation strategies, economic scenarios and possible outcomes, plan assumptions developed for the LTROR are subject to imprecision and changes in economic factors. As a result of the modeling imprecision and uncertainty, the Company considers a range of potential expected rates of return, economic conditions for several scenarios, historical performance relative to assumed rates of return and asset allocation and LTROR information for a peer group in establishing its assumptions.

Postretirement Welfare Plan In addition to providing pension benefits, the Company provides health care and death benefits to certain retired employees. Generally, all active employees may become eligible for retiree health care benefits by meeting defined age and service requirements. The Company may also subsidize the cost of coverage for employees meeting certain age and service requirements. The medical plan contains other cost-sharing features such as deductibles and coinsurance. The estimated cost of these retiree benefit payments is accrued during the employees’ active service.

94  U.S. BANCORP

In accordance with Statement of Financial Accounting Standards No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, the Company eliminated its early measurement date for its retirement plans during 2008, resulting in the Company recording a cumulative effect accounting adjustment to decrease beginning retained earnings by $4 million (net of tax) and increase accumulated other comprehensive income (loss) by $3 million (net of tax).

The following table summarizes benefit obligation and plan asset activity for the retirement plans:

	Pension Plans		Postretirement Welfare Plan
(Dollars in Millions)	2008	2007	2008	2007
Projected Benefit Obligation
Benefit obligation at beginning of measurement period	$2,225	$2,127	$206	$238
Effect of eliminating early measurement date	26	–	(1)	–
Service cost	76	70	6	6
Interest cost	141	126	12	14
Plan participants’ contributions	–	–	14	15
Actuarial (gain) loss	22	12	(29)	(34)
Benefit payments	(122)	(122)	(36)	(35)
Acquisitions and other	–	12	4	2

Benefit obligation at end of measurement period (a)	$2,368	$2,225	$176	$206

Fair Value Of Plan Assets
Fair value at beginning of measurement period	$2,943	$2,578	$177	$183
Effect of eliminating early measurement date	32	–	(3)	–
Actual return on plan assets	(1,173)	468	5	9
Employer contributions	19	19	1	5
Plan participants’ contributions	–	–	14	15
Benefit payments	(122)	(122)	(36)	(35)

Fair value at end of measurement period	$1,699	$2,943	$158	$177

Funded Status
Funded status at end of measurement period	$(669)	$718	$(18)	$(29)
Fourth quarter contribution	–	5	–	–

Recognized amount	$(669)	$723	$(18)	$(29)

Components Of The Consolidated Balance Sheet
Noncurrent benefit asset	$–	$992	$–	$–
Current benefit liability	(22)	(21)	–	–
Noncurrent benefit liability	(647)	(248)	(18)	(29)

Recognized amount	$(669)	$723	$(18)	$(29)

Accumulated Other Comprehensive Income (Loss)
Net actuarial (gain) loss	$1,538	$159	$(79)	$(50)
Prior service (credit) cost	(18)	(26)	(3)	(4)
Transition (asset) obligation	–	–	2	4

Recognized amount	1,520	133	(80)	(50)
Deferred tax asset (liability)	581	50	(31)	(19)

Net recognized amount	$939	$83	$(49)	$(31)

(a)	At December 31, 2008 and 2007, the accumulated benefit obligation for all pension plans was $2.2 billion and $2.1 billion, respectively.

The following table provides information for pension plans with benefit obligations in excess of plan assets:

(Dollars in Millions)	2008	2007

Pension Plans with Projected Benefit Obligations in Excess of Plan Assets
Projected benefit obligation	$2,368	$274
Fair value of plan assets	1,699	–
Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets
Accumulated benefit obligation	2,207	265
Fair value of plan assets	1,669	–

U.S. BANCORP  95

The following table sets forth the components of net periodic benefit cost and other amounts recognized in accumulated other comprehensive income (loss) for the retirement plans:

	Pension Plans			Postretirement Welfare Plan
(Dollars in Millions)	2008	2007	2006	2008	2007	2006
Components Of Net Periodic Benefit Cost
Service cost	$76	$70	$70	$6	$6	$5
Interest cost	141	126	118	12	14	13
Expected return on plan assets	(224)	(199)	(191)	(6)	(6)	(1)
Prior service (credit) cost and transition (asset) obligation amortization	(6)	(6)	(6)	–	–	–
Actuarial (gain) loss amortization	32	63	90	(4)	–	–

Net periodic benefit cost	$19	$54	$81	$8	$14	$17

Other Changes In Plan Assets And Benefit Obligations Recognized In Accumulated Other Comprehensive Income (Loss)
Current year actuarial (gain) loss	$1,419	$(258)	$(154)	$(35)	$(37)	$(15)
Actuarial (gain) loss amortization	(32)	(63)	(90)	4	–	–
Prior service (credit) cost and transition (asset) obligation amortization	6	6	6	–	–	–

Total recognized in accumulated other comprehensive income (loss)	$1,393	$(315)	$(238)	$(31)	$(37)	$(15)

Total recognized in net periodic benefit cost and accumulated other comprehensive income (loss) (a)(b)	$1,412	$(261)	$(157)	$(23)	$(23)	$2

(a)	The estimated net loss and prior service credit for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2009 are $49 million and $(6) million, respectively.
(b)	The estimated net gain for the postretirement welfare plan that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2009 is $7 million.

The following table sets forth weighted average assumptions used to determine end of year obligations:

	Pension Plans		Postretirement Welfare Plan
(Dollars in Millions)	2008	2007	2008	2007
Discount rate(a)	6.4%	6.3%	6.3%	6.1%
Rate of compensation increase, determined on a liability weighted basis	3.0	3.2	*	*

Health care cost trend rate (b)
Prior to age 65			7.0%	8.0%
After age 65			21.0	9.0
Effect on accumulated postretirement benefit obligation
One percent increase			$11	$12
One percent decrease			(10)	(11)

(a)	For 2008, the discount rate was developed using Towers Perrin’s cash flow matching bond model with a modified duration for the pension plans and postretirement welfare plan of 12.5 and 8.1 years, respectively. For 2007, the discount rate was developed using Towers Perrin’s cash flow matching bond model with a modified duration for the pension plans and postretirement welfare plan of 12.5 and 7.9 years, respectively.
(b)	The pre-65 and post-65 rates are assumed to decrease gradually to 5.5 percent by 2011 and 6.0 percent by 2014, respectively, and remain at these levels thereafter.
*	Not applicable

The following table sets forth weighted average assumptions used to determine net periodic benefit cost:

	Pension Plans			Postretirement Welfare Plan
(Dollars in Millions)	2008	2007	2006	2008	2007	2006
Discount rate	6.3%	6.0%	5.7%	6.1%	6.0%	5.7%
Expected return on plan assets	8.9	8.9	8.9	3.5	3.5	3.5
Rate of compensation increase	3.2	3.5	3.5	*	*	*

Health care cost trend rate (a)
Prior to age 65				8.0%	8.0%	9.0%
After age 65				9.0	10.0	11.0
Effect on total of service cost and interest cost
One percent increase				$1	$1	$1
One percent decrease				(1)	(1)	(1)

(a)	The pre-65 and post-65 rates are assumed to decrease gradually to 5.5 percent by 2013 and 6.0 percent by 2014, respectively, and remain at these levels thereafter.
*	Not applicable

96  U.S. BANCORP

In 2009, the Company expects to contribute $22 million to its non-qualified pension plans and to make no contributions to its postretirement welfare plan.

The following benefit payments are expected to be paid from the retirement plans:

	Pension	Postretirement
(Dollars in Millions)	Plans	Welfare Plan (a)
Estimated Future Benefit Payments
2009	$151	$15
2010	133	18
2011	137	19
2012	139	21
2013	144	22
2014 – 2018	791	125

(a)	Net of participant contributions.

Federal subsidies expected to be received by the postretirement welfare plan are not significant to the Company.

Note 18    STOCK-BASED COMPENSATION

As part of its employee and director compensation programs, the Company may grant certain stock awards under the provisions of the existing stock compensation plans, including plans assumed in acquisitions. The plans provide for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant. Option grants are generally exercisable up to ten years from the date of grant. In addition, the plans provide for grants of shares of common stock or stock units that are subject to restriction on transfer prior to vesting. Most stock awards vest over three to five years and are subject to forfeiture if certain vesting requirements are not met. Stock incentive plans of acquired companies are generally terminated at the merger closing dates. Option holders under such plans receive the Company’s common stock, or options to buy the Company’s stock, based on the conversion terms of the various merger agreements. The historical stock award information presented below has been restated to reflect the options originally granted under acquired companies’ plans. At December 31, 2008, there were 45 million shares (subject to adjustment for forfeitures) available for grant under various plans.

STOCK OPTIONS AWARDS

The following is a summary of stock options outstanding and exercised under various stock options plans of the Company:

			Weighted-
			Average
		Weighted-	Remaining	Aggregate
	Stock	Average	Contractual	Intrinsic Value
Year Ended December 31	Options/Shares	Exercise Price	Term	(in millions)

2008
Number outstanding at beginning of period	91,211,464	$27.22
Granted	22,464,085	32.19
Exercised	(28,528,238)	25.27
Cancelled (a)	(2,854,300)	31.94

Number outstanding at end of period (b)	82,293,011	$29.08	6.0	$(335)
Exercisable at end of period	43,787,801	$26.11	4.0	$(48)
2007
Number outstanding at beginning of period	97,052,221	$25.42
Granted	13,810,737	35.81
Exercised	(17,595,906)	23.66
Cancelled (a)	(2,055,588)	30.59

Number outstanding at end of period (b)	91,211,464	$27.22	4.9	$413
Exercisable at end of period	62,701,270	$24.82	3.5	$434
2006
Number outstanding at beginning of period	125,983,461	$24.38
Granted	12,464,197	30.16
Exercised	(38,848,953)	23.39
Cancelled (a)	(2,546,484)	28.09

Number outstanding at end of period (b)	97,052,221	$25.42	5.1	$1,045
Exercisable at end of period	71,747,675	$24.01	4.0	$874

(a)	Options cancelled includes both non-vested (i.e., forfeitures) and vested options.
(b)	Outstanding options include stock-based awards that may be forfeited in future periods, however the impact of the estimated forfeitures is reflected in compensation expense.

U.S. BANCORP  97

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

	2008	2007	2006

Estimated fair value	$3.55	$5.38	$6.26
Risk-free interest rates	3.4%	4.7%	4.3%
Dividend yield	4.8%	4.3%	4.0%
Stock volatility factor	.19	.20	.28
Expected life of options (in years)	5.0	5.0	5.4

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

The following summarizes certain stock option activity of the Company:

(Dollars in Millions)	2008	2007	2006

Fair value of options vested	$67	$61	$81
Intrinsic value of options exercised	262	192	346
Cash received from options exercised	651	400	885
Tax benefit realized from options exercised	99	73	131

To satisfy option exercises, the Company predominantly uses treasury stock.

Additional information regarding stock options outstanding as of December 31, 2008, is as follows:

	Outstanding Options			Exercisable Options
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Range of Exercise Prices	Shares	Life (Years)	Price	Shares	Price
$12.67 – $15.00	122,199	1.6	$13.30	122,199	$13.30
$15.01 – $20.00	5,562,059	2.7	18.87	5,457,249	18.86
$20.01 – $25.00	15,096,773	3.0	22.13	15,015,763	22.13
$25.01 – $30.00	19,022,906	4.9	29.24	13,293,189	29.06
$30.01 – $35.00	31,602,858	8.1	31.76	6,959,566	30.74
$35.01 – $37.99	10,886,216	7.9	36.06	2,939,835	36.05

	82,293,011	6.0	$29.08	43,787,801	$26.11

RESTRICTED STOCK AWARDS

A summary of the status of the Company’s restricted shares of stock is presented below:

	2008		2007		2006
		Weighted-		Weighted-		Weighted-
		Average Grant-		Average Grant-		Average Grant-
Year Ended December 31	Shares	Date Fair Value	Shares	Date Fair Value	Shares	Date Fair Value
Nonvested Shares
Outstanding at beginning of period	2,368,085	$31.45	2,919,901	$27.32	2,644,171	$26.73
Granted	1,132,239	32.24	952,878	35.69	1,040,201	30.22
Vested	(958,729)	29.78	(1,292,748)	25.31	(493,730)	28.91
Cancelled	(121,060)	32.69	(211,946)	31.05	(270,741)	29.75

Outstanding at end of period	2,420,535	$32.42	2,368,085	$31.45	2,919,901	$27.32

The total fair value of shares vested was $29 million, $45 million, and $15 million for 2008, 2007 and 2006, respectively.
Stock-based compensation expense was $85 million, $77 million and $101 million for 2008, 2007 and 2006, respectively. On an after-tax basis, stock-based compensation

98  U.S. BANCORP

was $53 million, $48 million and $64 million for 2008, 2007, and 2006, respectively. As of December 31, 2008, there was $139 million of total unrecognized compensation cost related to nonvested share-based arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 3 years as compensation expense.

Note 19    INCOME TAXES

The components of income tax expense were:

(Dollars in Millions)	2008	2007	2006

Federal
Current	$1,832	$1,732	$1,817
Deferred	(958)	(95)	1

Federal income tax	874	1,637	1,818
State
Current	300	248	298
Deferred	(87)	(2)	(4)

State income tax	213	246	294

Total income tax provision	$1,087	$1,883	$2,112

A reconciliation of expected income tax expense at the federal statutory rate of 35 percent to the Company’s applicable income tax expense follows:

(Dollars in Millions)	2008	2007	2006

Tax at statutory rate (35 percent)	$1,411	$2,173	$2,402
State income tax, at statutory rates, net of federal tax benefit	138	160	191
Tax effect of
Tax credits	(301)	(245)	(231)
Tax-exempt income	(173)	(130)	(91)
Resolution of federal and state income tax examinations	–	(57)	(83)
Other items	12	(18)	(76)

Applicable income taxes	$1,087	$1,883	$2,112

The tax effects of fair value adjustments on securities available-for-sale, derivative instruments in cash flow hedges and certain tax benefits related to stock options are recorded directly to shareholders’ equity as part of other comprehensive income (loss).
In preparing its tax returns, the Company is required to interpret complex tax laws and regulations and utilize income and cost allocation methods to determine its taxable income. On an ongoing basis, the Company is subject to examinations by federal, state and local government taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed and matters are resolved. Included in 2007 and 2006 were reductions in income tax expense and associated liabilities related to the resolution of various federal and state income tax examinations. The federal income tax examination resolutions cover substantially all of the Company’s legal entities for the years through 2004. The Company also resolved several state income tax examinations which cover varying years from 2001 through 2006 in different states. The resolution of these cycles was the result of negotiations held between the Company and representatives of various taxing authorities throughout the examinations. During 2007 and 2008, the Internal Revenue Service examined the Company’s tax returns for the years ended December 31, 2005 and 2006. The resolution of that examination was still pending at December 31, 2008. The years open to examination by state and local government authorities vary by jurisdiction.

A reconciliation of the change in the federal, state and foreign unrecognized tax positions balances are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2008	2007

Balance at beginning of period	$296	$364
Additions	57	21
Exam resolutions	(63)	(49)
Statute expirations	(7)	(40)

Balance at end of period	$283	$296

U.S. BANCORP  99

The total amount of unrecognized tax positions that, if recognized would impact the effective income tax rate as of December 31, 2008 and 2007, were $187 million and $192 million, respectively. The Company classifies interest and penalties related to unrecognized tax positions as a component of income tax expense. During the years ended December 31, 2008 and 2007, the Company recognized approximately $19 million and $13 million, respectively, in interest on unrecognized tax positions and had approximately $41 million accrued at December 31, 2008.
While certain examinations may be concluded, statutes may lapse or other developments may occur, the Company does not believe a significant increase or decrease in the uncertain tax positions will occur over the next twelve months.
Deferred income tax assets and liabilities reflect the tax effect of estimated temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The significant components of the Company’s net deferred tax asset (liability) as of December 31 were:

(Dollars in Millions)	2008	2007

Deferred Tax Assets
Securities available-for-sale and financial instruments	$1,473	$538
Allowance for credit losses	1,345	879
Accrued expenses	282	111
Other investment basis differences	265	184
Pension and postretirement benefits	211	–
Stock compensation	176	232
Accrued severance, pension and retirement benefits	62	67
Federal, state and foreign net operating loss carryforwards	49	66
Other deferred tax assets, net	44	25

Gross deferred tax assets	3,907	2,102
Deferred Tax Liabilities
Leasing activities	(1,996)	(2,139)
Mortgage servicing rights	(328)	(390)
Loans	(140)	(80)
Deferred fees	(57)	(59)
Accelerated depreciation	(40)	(9)
Intangible asset basis	(35)	(20)
Pension and postretirement benefits	–	(392)
Other deferred tax liabilities, net	(142)	(226)

Gross deferred tax liabilities	(2,738)	(3,315)
Valuation allowance	(49)	(66)

Net Deferred Tax Asset (Liability)	$1,120	$(1,279)

The Company has established a valuation allowance to offset deferred tax assets related to federal, state and foreign net operating loss carryforwards which are subject to various limitations under the respective income tax laws and some of which may expire unused. The Company has approximately $487 million of federal, state and foreign net operating loss carryforwards which expire at various times through 2024. Management has determined a valuation reserve is not required for the remaining net deferred tax assets because it is more likely than not these assets will be realized through carry back to taxable income in prior years, future reversals of existing taxable temporary differences and future taxable income.
Certain events covered by Internal Revenue Code section 593(e), which was not repealed, will trigger a recapture of base year reserves of acquired thrift institutions. The base year reserves of acquired thrift institutions would be recaptured if an entity ceases to qualify as a bank for federal income tax purposes. The base year reserves of thrift institutions also remain subject to income tax penalty provisions that, in general, require recapture upon certain stock redemptions of, and excess distributions to, stockholders. At December 31, 2008, retained earnings included approximately $102 million of base year reserves for which no deferred federal income tax liability has been recognized.

Note 20    DERIVATIVE INSTRUMENTS

In the ordinary course of business, the Company enters into derivative transactions to manage its interest rate, prepayment and foreign currency risks and to accommodate the business requirements of its customers. The Company does not enter into derivative transactions for speculative purposes. Refer to Note 1 “Significant Accounting Policies” in the Notes to Consolidated Financial Statements for a discussion of the Company’s accounting policies for derivative instruments. For information related to derivative

100  U.S. BANCORP

positions held for asset and liability management purposes and customer-related derivative positions, see Table 18 “Derivative Positions,” included in Management’s Discussion and Analysis, which is incorporated by reference in these Notes to Consolidated Financial Statements.

ASSET AND LIABILITY MANAGEMENT POSITIONS

Cash Flow Hedges The Company had $12.0 billion notional amount of derivatives designated as cash flow hedges at December 31, 2008. These derivatives are interest rate swaps that are hedges of the forecasted cash flows from the underlying variable-rate debt. All cash flow hedges were highly effective for the year ended December 31, 2008, and the change in fair value attributed to hedge ineffectiveness was not material.
At December 31, 2008 and 2007, accumulated other comprehensive income (loss) included a deferred after-tax net loss of $650 million and $219 million, respectively, related to cash flow hedges. The unrealized loss will be reflected in earnings when the related cash flows or hedged transactions occur and will offset the related performance of the hedged items. The occurrence of the forecasted cash flows and hedged transactions remains probable. The estimated amount of after-tax loss to be reclassified from accumulated other comprehensive income (loss) into earnings during 2009 is $200 million. This includes gains and losses related to hedges that were terminated early and the forecasted transactions are still probable.

Fair Value Hedges The Company had $4.5 billion notional amount of derivatives designated as fair value hedges at December 31, 2008. These derivatives are primarily interest rate swaps that hedge the change in fair value related to interest rate changes of underlying fixed-rate debt, junior subordinated debentures and deposit obligations. All fair value hedges were highly effective for the year ended December 31, 2008. The change in fair value attributed to hedge ineffectiveness was a loss of $3 million for the year ended December 31, 2008.

Net Investment Hedges The Company enters into derivatives to protect its net investment in certain foreign operations. The Company uses forward commitments to sell specified amounts of certain foreign currencies and foreign denominated debt to hedge its capital volatility risk associated with fluctuations in foreign currency exchange rates. The Company had $878 million notional amount of derivatives designated as net investment hedges at December 31, 2008. The net amount of gains or losses included in the cumulative translation adjustment for 2008 was not significant.

Other Derivative Positions The Company has derivative positions that are used for interest rate risk and other risk management purposes but are not designated as cash flow hedges or fair value hedges in accordance with the provisions of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.”
At December 31, 2008, the Company had forward commitments to sell $8.4 billion of residential mortgage loans, intended to hedge the Company’s interest rate risk related to $9.2 billion of unfunded residential mortgage loan commitments and $2.7 billion of MLHFS. Gains and losses on forward sale commitments and the unfunded loan commitments are included in mortgage banking revenue. At December 31, 2008, the Company also held $20.8 billion notional amount of U.S. Treasury futures, options on U.S. Treasury futures contracts and forward commitments to buy residential mortgage loans to economically hedge the change in fair value of its residential MSRs.

CUSTOMER-RELATED POSITIONS

The Company acts as a seller and buyer of interest rate contracts and foreign exchange rate contracts on behalf of customers. At December 31, 2008, the Company had $56.8 billion notional amount of aggregate customer derivative positions, including offsetting positions taken by the Company to minimize its market and liquidity risks. The positions include $48.4 billion of interest rate swaps, caps, and floors and $8.4 billion of foreign exchange rate contracts. Gains or losses on customer-related transactions were not significant for the year ended December 31, 2008.

Note 21    FAIR VALUES OF ASSETS AND LIABILITIES

The Company uses fair value measurements for the initial recording of certain assets and liabilities, periodic remeasurement of certain assets and liabilities, and disclosures. Derivatives, investment securities, certain MLHFS and MSRs are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower-of-cost-or-fair value accounting or impairment write-downs of individual assets.
Effective January 1, 2008, the Company adopted SFAS 157 which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or

U.S. BANCORP  101

paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Under SFAS 157, a fair value measurement should reflect assumptions market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of nonperformance. Upon adoption of SFAS 157, the Company considered the principal market and nonperformance risk when determining the fair value measurements for derivatives which reduced trading revenue by $62 million. SFAS 157 no longer allows the deferral of origination fees or compensation expense related to the closing of MLHFS for which the fair value option is elected, resulting in additional mortgage banking revenue and compensation expense in the period the MLHFS are originated.

SFAS 157 specifies a three level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value. This hierarchy is based on whether the valuation inputs are observable or unobservable. These levels are:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities. Level 1 includes U.S. Treasury and exchange-traded instruments.

•	Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 includes debt securities that are traded less frequently than exchange-traded instruments and which are valued using third party pricing services; derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data; and MLHFS whose values are determined using quoted prices for similar assets or pricing models with inputs that are observable in the market or can be corroborated by observable market data.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category includes residential MSRs, certain debt securities, including the Company’s SIV-related investments and certain of its non-agency mortgage-backed securities, and certain derivative contracts.

The following section describes the valuation methodologies used by the Company to measure financial assets and liabilities at fair value and for estimating fair value for financial instruments not recorded at fair value as required under SFAS 107 (“SFAS 107”), “Disclosures about Fair Value of Financial Instruments”. In addition, for financial assets and liabilities measured at fair value, the following section includes an indication of the level of the fair value hierarchy in which the assets or liabilities are classified. Where appropriate, the description includes information about the valuation models and key inputs to those models.

Derivatives Exchange-traded derivatives are measured at fair value based on quoted market (i.e. exchange) prices. Because prices are available for the identical instrument in an active market, these fair values are classified within Level 1 of the fair value hierarchy.
The majority of derivatives held by the Company are executed over-the-counter and are valued using standard cash flow, Black-Scholes and Monte Carlo valuation techniques. The models incorporate various inputs, depending on the type of derivative, including interest rate curves, foreign exchange rates and volatility. In addition, all derivative values incorporate an assessment of the risk of counterparty nonperformance which is measured based on the Company’s evaluation of credit risk and incorporates external assessments of credit risk, where available. In its assessment of nonperformance risk, the Company considers its ability to net derivative positions under master netting agreements, as well as collateral received or provided under collateral support agreements. The majority of these derivatives are classified within Level 2 of the fair value hierarchy as the significant inputs to the models are observable. An exception to the Level 2 classification are certain derivative transactions for which the risk of nonperformance cannot be observed in the market. These derivatives are classified within Level 3 of the fair value hierarchy. In addition, commitments to sell, purchase and originate mortgage loans that meet the requirements of a derivative, are valued by pricing models that include market observable and unobservable inputs. Due to the significant unobservable inputs, these commitments are classified within Level 3 of the fair value hierarchy.

Cash and Cash Equivalents The carrying value of cash, amounts due from banks, federal funds sold and securities purchased under resale agreements was assumed to approximate fair value.

102  U.S. BANCORP

Investments When available, quoted market prices are used to determine the fair value of investment securities and such items are classified within Level 1 of the fair value hierarchy.
For other securities, the Company determines fair value based on various sources and may apply matrix pricing with observable prices for similar bonds where a price for the identical bond is not observable. Prices are verified, where possible, to prices of observable market trades as obtained from independent sources. Securities measured at fair value by such methods are classified as Level 2.
For securities for which there are no market trades, the fair value is based on management’s best estimates. These securities are categorized as Level 3. For the SIV-related investments, the majority of the collateral is residential mortgage-backed securities with the remaining collateral consisting of commercial mortgage-backed and asset-backed securities, collateralized debt obligations and collateralized loan obligations.
The estimation process for Level 3 securities involves the use of a cash-flow methodology and other market valuation techniques involving management judgment. The cash-flow methodology uses assumptions that reflect housing price changes, interest rates, borrower loan-to-value and borrower credit scores. Inputs used for estimation are refined and updated to reflect market developments. The fair value of these securities are sensitive to changes in the estimated cash flows and related assumptions used so these variables are updated on a regular basis. The cash flows are aggregated and passed through a distribution waterfall to determine allocation to tranches. Cash flows are discounted at an interest rate to estimate the fair value of the security held by the Company. Discount rates reflect current market conditions including the relative risk and market liquidity of these investment securities. The primary drivers that impact the valuations of these securities are the prepayment and default rates associated with the underlying collateral, as well as the discount rate used to calculate the present value of the projected cash flows.

Certain mortgage loans held for sale MLHFS measured at fair value are initially valued at the transaction price and are subsequently valued by comparison to instruments with similar collateral and risk profiles. Included in mortgage banking revenue for the year ended December 31, 2008, was $65 million of net losses from the initial measurement and subsequent changes to fair value of the MLHFS under the fair value option. Changes in fair value due to instrument specific credit risk were immaterial. The fair value of MLHFS was $2.7 billion as of December 31, 2008, which exceeded the unpaid principal balance by $79 million as of that date. MLHFS are Level 2. Related interest income for MLHFS continues to be measured based on contractual interest rates and reported as interest income in the Consolidated Statement of Income.

Loans The loan portfolio includes adjustable and fixed-rate loans, the fair value of which was estimated using discounted cash flow analyses and other valuation techniques. To calculate discounted cash flows, the loans were aggregated into pools of similar types and expected repayment terms. The expected cash flows of loans considered historical prepayment experiences and estimated credit losses for nonperforming loans and were discounted using current rates offered to borrowers of similar credit characteristics. Generally loan fair values reflect Level 3 information.

Mortgage servicing rights MSRs are valued using a cash flow methodology and third party prices, if available. Accordingly, MSRs are classified in Level 3. Refer to Note 10 in the Notes to Consolidated Financial Statements for further information on the methodology used by the Company in determining the fair value of its MSRs.

Deposit Liabilities The fair value of demand deposits, savings accounts and certain money market deposits is equal to the amount payable on demand at year-end. The fair value of fixed-rate certificates of deposit was estimated by discounting the contractual cash flow using current rates for deposits with similar maturities.

Short-term Borrowings Federal funds purchased, securities sold under agreements to repurchase, commercial paper and other short-term funds borrowed have floating rates or short-term maturities. The fair value of short-term borrowings was determined by discounting contractual cash flows using current market rates.

Long-term Debt The fair value for most long-term debt was determined by discounting contractual cash flows using current market rates. Junior subordinated debt instruments were valued using market quotes.

Loan Commitments, Letters of Credit and Guarantees The fair value of commitments, letters of credit and guarantees represents the estimated costs to terminate or otherwise settle the obligations with a third-party. The fair value of residential mortgage commitments is estimated based on observable inputs. Other loan commitments, letters of credit and guarantees are not actively traded, and the Company estimates their fair value based on the related amount of unamortized deferred commitment fees adjusted for the probable losses for these arrangements.

U.S. BANCORP  103

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis:

				FIN 39
December 31, 2008 (Dollars in Millions)	Level 1	Level 2	Level 3	Netting (a)	Total

Investment securities available-for-sale	$474	$37,150	$1,844	$–	$39,468
Mortgage loans held for sale	–	2,728	–	–	2,728
Mortgage servicing rights	–	–	1,194	–	1,194
Other assets (b)	–	814	1,744	(151)	2,407

Total	$474	$40,692	$4,782	$(151)	$45,797

Derivative liabilities	$–	$3,127	$46	$(1,251)	$1,922

(a)	Financial Accounting Standards Board Interpretation No. 39 (“FIN 39”), “Offsetting of Amounts Related to Certain Contracts”, permits the netting of derivative receivables and derivative payables when a legally enforceable master netting agreement exists between the Company and a derivative counterparty. A master netting agreement is an agreement between two counterparties who have multiple derivative contracts with each other that provide for the net settlement of contracts through a single payment, in a single currency, in the event of default on or termination of any one contract.
(b)	Represents primarily derivative receivables and trading securities.

The table below presents the changes in fair value for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3). Level 3 instruments presented in the table include SIV-related investments, certain non-agency mortgage-backed securities, certain trust-preferred securities investments, MSRs and derivatives:

	Investment		Mortgage		Net Other
	Securities		Servicing		Assets and
Year Ended December 31, 2008 (Dollars in Millions)	Available-for-Sale		Rights		Liabilities

Balance at beginning of period	$2,923		$1,462		$338
Net gains (losses) included in net income	(781)	(a)	(835)	(b)	1,296	(c)
Net gains (losses) included in other comprehensive income (loss)	(74)		–		–
Purchases, sales, principal payments, issuances and settlements	(887)		567		58
Transfers into Level 3	663		–		6

Balance at end of period	$1,844		$1,194		$1,698

Net change in unrealized gains (losses) relating to assets still held at December 31, 2008	$(397)		$(835)	(b)	$(92)	(d)

(a)	Included in securities gains (losses)
(b)	Included in mortgage banking revenue.
(c)	Approximately $1,129 million included in other noninterest income and $167 million included in mortgage banking revenue.
(d)	Approximately $1 million included in other noninterest income and $(93) million included in mortgage banking revenue.

The Company may also be required periodically to measure certain other financial assets at fair value on a nonrecurring basis. These measurements of fair value usually result from the application of lower-of-cost-or-market accounting or impairment write-downs of individual assets. The following table summarizes the adjusted carrying values and the level of valuation assumptions for assets measured at fair value on a nonrecurring basis:

					Total Losses
	Carrying Value at				Recognized For
	December 31, 2008				Year Ended
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	December 31, 2008

Loans held for sale	$–	$12	$–	$12	$7
Loans (a)	–	117	–	117	100
Other real estate owned (b)	–	66	–	66	71
Other intangible assets	–	–	1	1	1

(a)	Represents carrying value and related write-downs of loans for which adjustments are based on the appraised value of the collateral, excluding loans fully charged-off.
(b)	Represents the fair value and related losses of foreclosed properties that were remeasured at fair value subsequent to initial acquisition.

FAIR VALUE OPTION

The following table summarizes the differences between the aggregate fair value of MLHFS for which the fair value option has been elected and the aggregate unpaid principal amount the Company is contractually obligated to receive at maturity:

			Excess of
			Carrying
	Fair Value	Aggregate	Amount Over
	Carrying	Unpaid	(Under) Unpaid
December 31, 2008 (Dollars in Millions)	Amount	Principal	Principal

Total loans	$2,728	$2,649	$79
Loans 90 days or more past due	11	13	(2)

104  U.S. BANCORP

Disclosures about Fair Value of Financial Instruments The table below summarizes the estimated fair value for financial instruments as of December 31, 2008 and 2007, excluding financial instruments where fair value approximates carrying value. In accordance with SFAS 107, the Company did not include assets and liabilities that are not financial instruments in the disclosure, such as the value of the long-term relationships with deposit, credit card and trust customers, premises and equipment, goodwill and other intangibles, deferred taxes and other liabilities. Additionally, the amounts in the table have not been updated since December 31, 2008, therefore the valuations may have changed significantly since that point in time. For these reasons, the total of the fair value calculations presented does not represent, and should not be construed to represent, the underlying value of the Company.

	2008		2007
	Carrying	Fair	Carrying	Fair
(Dollars in Millions)	Amount	Value	Amount	Value
Financial Assets
Investment securities held-to-maturity	$53	$54	$74	$78
Mortgages held for sale(a)	14	14	3,281	3,281
Other loans held for sale	468	470	1,538	1,538
Loans	181,715	180,311	151,769	151,512
Financial Liabilities
Deposits	159,350	161,196	131,445	131,469
Short-term borrowings	33,983	34,333	32,370	32,580
Long-term debt	38,359	38,135	43,440	43,006

(a)	Balance excludes mortgages held for sale for which the fair value option under FAS 159 was elected.

The fair value of unfunded commitments, standby letters of credit and other guarantees is approximately equal to their carrying value. The carrying value of unfunded commitments and standby letters of credit was $238 million. The carrying value of other guarantees was $302 million.

Note 22    GUARANTEES AND CONTINGENT LIABILITIES

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

LETTERS OF CREDIT

Standby letters of credit are commitments the Company issues to guarantee the performance of a customer to a third-party. The guarantees frequently support public and private borrowing arrangements, including commercial paper issuances, bond financings and other similar transactions. The Company issues commercial letters of credit on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer’s nonperformance, the Company’s credit loss exposure is the same as in any extension of credit, up to the letter’s contractual amount. Management assesses the borrower’s credit to determine the necessary collateral, which may include marketable securities, receivables, inventory, equipment and real estate. Since the conditions requiring the Company to fund letters of credit may not occur, the Company expects its liquidity requirements to be less than the total outstanding commitments. The maximum potential future payments guaranteed by the Company under standby letter of credit arrangements at December 31, 2008, were approximately $16.1 billion with a weighted-average term of approximately 22 months. The estimated fair value of standby letters of credit was approximately $85 million at December 31, 2008.

U.S. BANCORP  105

The contract or notional amounts of commitments to extend credit and letters of credit at December 31, 2008, were as follows:

	Term
	Less Than	Greater Than
(Dollars in Millions)	One Year	One Year	Total

Commitments to extend credit
Commercial	$18,983	$37,998	$56,981
Corporate and purchasing cards (a)	14,489	–	14,489
Consumer credit cards	57,619	–	57,619
Other consumer	3,450	16,172	19,622
Letters of credit
Standby	7,477	8,621	16,098
Commercial	244	76	320

(a)	Primarily cancelable at the Company’s discretion.

LEASE COMMITMENTS

Rental expense for operating leases totaled $226 million in 2008, $207 million in 2007 and $193 million in 2006. Future minimum payments, net of sublease rentals, under capitalized leases and noncancelable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 2008:

	Capitalized	Operating
(Dollars in Millions)	Leases	Leases

2009	$10	$184
2010	10	170
2011	9	150
2012	9	135
2013	8	109
Thereafter	27	337

Total minimum lease payments	$73	$1,085

Less amount representing interest	25

Present value of net minimum lease payments	$48

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

Third-Party Borrowing Arrangements The Company provides guarantees to third-parties as a part of certain subsidiaries’ borrowing arrangements, primarily representing guaranteed operating or capital lease payments or other debt obligations with maturity dates extending through 2013. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $312 million at December 31, 2008.

Commitments from Securities Lending The Company participates in securities lending activities by acting as the customer’s agent involving the loan of securities. The Company indemnifies customers for the difference between the market value of the securities lent and the market value of the collateral received. Cash collateralizes these transactions. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $5.8 billion at December 31, 2008, and represented the market value of the securities lent to third-parties. At December 31, 2008, the Company held assets with a market value of $6.0 billion as collateral for these arrangements.

Assets Sales The Company has provided guarantees to certain third-parties in connection with the sale of certain assets, primarily loan portfolios and low-income housing tax credits. These guarantees are generally in the form of asset buy-back or make-whole provisions that are triggered upon a credit event or a change in the tax-qualifying status of the related projects, as applicable, and remain in effect until the loans are collected or final tax credits are realized, respectively. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $503 million at December 31, 2008, and represented the proceeds or the guaranteed portion received from the buyer in these transactions where the buy-back or make-whole provisions have not yet expired. Recourse available to the Company includes guarantees from the Small Business Administration (for SBA loans sold), recourse against the correspondent that originated the loan or to the private mortgage issuer, the right to collect payments from the debtors, and/or the right to liquidate the underlying collateral, if any, and retain the proceeds. Based on its established loan-to-value guidelines, the Company believes the recourse available is sufficient to recover future payments, if any, under the loan buy-back guarantees.

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

106  U.S. BANCORP

situation, the transaction is “charged-back” to the merchant and the disputed amount is credited or otherwise refunded to the cardholder. If the Company is unable to collect this amount from the merchant, it bears the loss for the amount of the refund paid to the cardholder.
A cardholder, through its issuing bank, generally has until the latter of up to four months after the date the transaction is processed or the receipt of the product or service to present a charge-back to the Company as the merchant processor. The absolute maximum potential liability is estimated to be the total volume of credit card transactions that meet the associations’ requirements to be valid charge-back transactions at any given time. Management estimates that the maximum potential exposure for charge-backs would approximate the total amount of merchant transactions processed through the credit card associations for the last four months. For the last four months this amount totaled approximately $66.2 billion. In most cases, this contingent liability is unlikely to arise, as most products and services are delivered when purchased and amounts are refunded when items are returned to merchants. However, where the product or service is not provided until a future date (“future delivery”), the potential for this contingent liability increases. To mitigate this risk, the Company may require the merchant to make an escrow deposit, may place maximum volume limitations on future delivery transactions processed by the merchant at any point in time, or may require various credit enhancements (including letters of credit and bank guarantees). Also, merchant processing contracts may include event triggers to provide the Company more financial and operational control in the event of financial deterioration of the merchant.
The Company’s primary exposure to future delivery is related to merchant processing for airlines. The Company currently processes card transactions in the United States, Canada and Europe for airlines. In the event of liquidation of these merchants, the Company could become financially liable for refunding tickets purchased through the credit card associations under the charge-back provisions. Charge-back risk related to these merchants is evaluated in a manner similar to credit risk assessments and, as such, merchant processing contracts contain various provisions to protect the Company in the event of default. At December 31, 2008, the value of airline tickets purchased to be delivered at a future date was $3.4 billion. The Company held collateral of $885 million in escrow deposits, letters of credit and indemnities from financial institutions, and liens on various assets. With respect to future delivery risk for other merchants, the Company held $83 million of merchant escrow deposits as collateral. In addition to specific collateral or other credit enhancements, the Company maintains a liability for its implied guarantees associated with future delivery. At December 31, 2008, the liability was $38 million primarily related to these airline processing arrangements.
In the normal course of business, the Company has unresolved charge-backs that are in process of resolution. The Company assesses the likelihood of its potential liability based on the extent and nature of unresolved charge-backs and its historical loss experience. At December 31, 2008, the Company had a recorded liability for potential losses of $18 million.

Contingent Consideration Arrangements The Company has contingent payment obligations related to certain business combination transactions. Payments are guaranteed as long as certain post-acquisition performance-based criteria are met or customer relationships are maintained. At December 31, 2008, the maximum potential future payments required to be made by the Company under these arrangements was approximately $9.5 million. If required, the majority of these contingent payments are payable within the next 12 months.

Minimum Revenue Guarantees In the normal course of business, the Company may enter into revenue share agreements with third party business partners who generate customer referrals or provide marketing or other services related to the generation of revenue. In certain of these agreements, the Company may guarantee that a minimum amount of revenue share payments will be made to the third party over a specified period of time. At December 31, 2008, the maximum potential future payments required to be made by the Company under these agreements was $16 million.

Other Guarantees On September 25, 2008, the Company entered into a support agreement with a money market fund managed by FAF Advisors, Inc., an affiliate of the Company. Under the terms of this agreement, the Company will provide a contribution to the fund upon the occurrence of specified events related to certain assets held by the fund. The Company is required to recognize the contingent obligation to provide a contribution to the fund at the estimated fair value in accordance with the Statement of Financial Accounting Standards No. 133, “Accounting for Derivatives and Hedge Activities,” and Financial Accounting Standards Board Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The maximum potential payments under the agreement are $68 million. While the estimation of any potential losses related to this agreement requires judgment, the Company recognized a derivative liability and related charge of approximately $37 million at December 31, 2008.

U.S. BANCORP  107

The Company has also made financial performance guarantees related to the operations of its subsidiaries. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $8.2 billion at December 31, 2008.

OTHER CONTINGENT LIABILITIES

Visa Restructuring and Card Association Litigation The Company’s payment services business issues and acquires credit and debit card transactions through the Visa U.S.A. Inc. card association or its affiliates (collectively “Visa”). In 2007, Visa completed a restructuring and issued shares of Visa Inc. common stock to its financial institution members in contemplation of its initial public offering (“IPO”) completed in 2008 (the “Visa Reorganization”). As part of the Visa Reorganization, the Company received its proportionate number of Class U.S.A. shares of Visa Inc. common stock. In addition, the Company and certain of its subsidiaries have been named as defendants along with Visa U.S.A. Inc. and MasterCard International (collectively, the “Card Associations”), as well as several other banks, in antitrust lawsuits challenging the practices of the Card Associations (the “Visa Litigation”). Visa U.S.A. member banks have a contingent obligation to indemnify Visa, Inc. under the Visa U.S.A. bylaws (which were modified at the time of the restructuring in 2007) for potential losses arising from the Visa Litigation. The Company has also entered into judgment and loss sharing agreements with Visa U.S.A. and certain other banks in order to apportion financial responsibilities arising from any potential adverse judgment or negotiated settlements related to the Visa Litigation.
In 2007, Visa announced the settlement of the portion of the Visa Litigation involving American Express, and accordingly, the Company recorded a $115 million charge in 2007 for its proportionate share of this settlement. In addition to the liability related to the settlement with American Express, Visa U.S.A. member banks remain obligated to indemnify Visa Inc. for potential losses arising from the remaining Visa Litigation. The contingent obligation of member banks under the Visa U.S.A. bylaws has no specific maximum amount. While the estimation of any potential losses related to this litigation is highly judgmental, the Company recognized a charge of approximately $215 million in 2007 for its proportionate share of the guarantee of these matters.
In 2008, Visa Inc. completed its IPO, redeemed a portion of the Class U.S.A. shares, converted the remaining Class U.S.A. shares to Class B shares, and set aside $3.0 billion of the proceeds from the IPO in an escrow account for the benefit of member financial institutions to fund the expenses of the Visa Litigation, as well as the members’ proportionate share of any judgments or settlements that may arise out of the Visa Litigation. The Company recorded a $339 million gain for the portion of its shares that were redeemed for cash and a $153 million gain for its proportionate share of the escrow account. The receivable related to the escrow account is classified in other liabilities as a direct offset to the related Visa Litigation liabilities and will decline as amounts are paid out of the escrow account.
Also in 2008, Visa announced the settlement of certain litigation matters with Discover Financial Services. The Company’s proportionate share of the guarantee of this amount was not materially different than the amount recorded in 2007.
On December 19, 2008, Visa Inc. deposited additional shares directly into the escrow account thereby further reducing the conversion ratio of the Class B shares held by the Company. The deposit had the effect of repurchasing a specified amount of Class A common share equivalents from Class B shareholders. The Company recorded a $56 million gain for its proportionate share of the additional escrow funding. As of December 31, 2008, the carrying amount of the Company’s liability related to the remaining Visa Litigation, was $132 million. The remaining Visa Inc. shares held by the Company will be eligible for conversion to Class A shares three years after the IPO or upon settlement of the Visa Litigation, whichever is later.

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
The Company accepts certain state and local government deposits through participation in pooled public funds programs. Those programs generally include provisions requiring participating depository institutions to post collateral in varying amounts. Under those programs, participating depository institutions effectively indemnify the state and local governments from losses that might be incurred on uninsured deposits if other participating depository institutions fail. Because the programs require collateral, and because the deposits of failed institutions are generally assumed by an acquiring institution, the Company does not expect to incur significant losses under these programs.

108  U.S. BANCORP

Note 23    U.S. BANCORP (PARENT COMPANY)

CONDENSED BALANCE SHEET

December 31 (Dollars in Millions)	2008	2007

Assets
Deposits with subsidiary banks, principally interest-bearing	$12,082	$5,948
Available-for-sale securities	1,842	3,735
Investments in bank subsidiaries	21,305	21,204
Investments in nonbank subsidiaries	703	650
Advances to bank subsidiaries	700	100
Advances to nonbank subsidiaries	745	726
Other assets	2,161	1,594

Total assets	$39,538	$33,957

Liabilities And Shareholders’ Equity
Short-term funds borrowed	$1,234	$1,148
Long-term debt	10,831	10,708
Other liabilities	1,173	1,055
Shareholders’ equity	26,300	21,046

Total liabilities and shareholders’ equity	$39,538	$33,957

CONDENSED STATEMENT OF INCOME

Year Ended December 31 (Dollars in Millions)	2008	2007	2006

Income
Dividends from bank and bank holding company subsidiaries	$1,935	$3,541	$4,205
Dividends from nonbank subsidiaries	6	224	–
Interest from subsidiaries	125	587	538
Other income	(674)	(27)	43

Total income	1,392	4,325	4,786
Expense
Interest on short-term funds borrowed	24	51	54
Interest on long-term debt	409	663	630
Other expense	45	34	59

Total expense	478	748	743

Income before income taxes and equity in undistributed income of subsidiaries	914	3,577	4,043
Applicable income taxes	(348)	(63)	(58)

Income of parent company	1,262	3,640	4,101
Equity in undistributed income of subsidiaries	1,684	684	650

Net income	$2,946	$4,324	$4,751

U.S. BANCORP  109

CONDENSED STATEMENT OF CASH FLOWS

Year Ended December 31 (Dollars in Millions)	2008	2007	2006

Operating Activities
Net income	$2,946	$4,324	$4,751
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed income of subsidiaries	(1,684)	(684)	(650)
Other, net	466	4	(77)

Net cash provided by operating activities	1,728	3,644	4,024
Investing Activities
Proceeds from sales and maturities of investment securities	1,408	31	11
Purchases of investment securities	(684)	(3,618)	(154)
Investments in subsidiaries	(540)	(208)	(7)
Equity distributions from subsidiaries	61	663	107
Net increase in short-term advances to subsidiaries	(19)	(230)	(486)
Long-term advances to subsidiaries	(600)	–	(1,000)
Principal collected on long-term advances to subsidiaries	–	1,000	–
Other, net	(22)	(32)	(18)

Net cash used in investing activities	(396)	(2,394)	(1,547)
Financing Activities
Net increase (decrease) in short-term borrowings	86	(12)	273
Proceeds from issuance of long-term debt	3,784	3,536	6,550
Principal payments or redemption of long-term debt	(3,819)	(4,328)	(5,947)
Proceeds from issuance of preferred stock	7,090	–	948
Proceeds from issuance of common stock	688	427	910
Repurchase of common stock	–	(1,983)	(2,798)
Cash dividends paid on preferred stock	(68)	(60)	(33)
Cash dividends paid on common stock	(2,959)	(2,785)	(2,359)

Net cash provided by (used in) financing activities	4,802	(5,205)	(2,456)

Change in cash and cash equivalents	6,134	(3,955)	21
Cash and cash equivalents at beginning of year	5,948	9,903	9,882

Cash and cash equivalents at end of year	$12,082	$5,948	$9,903

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
Dividend payments to the Company by its subsidiary banks are subject to regulatory review and statutory limitations and, in some instances, regulatory approval. The approval of the Comptroller of the Currency is required if total dividends by a national bank in any calendar year exceed the bank’s net income for that year combined with its retained net income for the preceding two calendar years, or if the bank’s retained earnings are less than zero. Furthermore, dividends are restricted by the Comptroller of the Currency’s minimum capital constraints for all national banks. Within these guidelines, all bank subsidiaries have the ability to pay dividends without prior regulatory approval. The amount of dividends available to the parent company from the bank subsidiaries at December 31, 2008, was approximately $1.3 billion.

110  U.S. BANCORP

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

In meeting its responsibilities for the reliability of the financial statements, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting as defined by Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s system of internal control is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of publicly filed financial statements in accordance with accounting principles generally accepted in the United States.

To test compliance, the Company carries out an extensive audit program. This program includes a review for compliance with written policies and procedures and a comprehensive review of the adequacy and effectiveness of the system of internal control. Although control procedures are designed and tested, it must be recognized that there are limits inherent in all systems of internal control and, therefore, errors and irregularities may nevertheless occur. Also, estimates and judgments are required to assess and balance the relative cost and expected benefits of the controls. Projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Board of Directors of the Company has an Audit Committee composed of directors who are independent of U.S. Bancorp. The committee meets periodically with management, the internal auditors and the independent accountants to consider audit results and to discuss internal accounting control, auditing and financial reporting matters.

Management assessed the effectiveness of the Company’s system of internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control-Integrated Framework. Based on our assessment and those criteria, management believes that the Company designed and maintained effective internal control over financial reporting as of December 31, 2008.

The Company’s independent accountants, Ernst & Young LLP, have been engaged to render an independent professional opinion on the financial statements and issue an attestation report on the Company’s internal control over financial reporting. Their opinion on the financial statements appearing on page 112 and their attestation on internal control over financial reporting appearing on page 113 are based on procedures conducted in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).

U.S. BANCORP  111

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

The Board of Directors and Shareholders of U.S. Bancorp:

We have audited the accompanying consolidated balance sheets of U.S. Bancorp as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of U.S. Bancorp’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of U.S. Bancorp at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), U.S. Bancorp’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2009 expressed an unqualified opinion thereon.

Minneapolis, Minnesota
February 23, 2009

112  U.S. BANCORP

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of U.S. Bancorp:

We have audited U.S. Bancorp’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). U.S. Bancorp’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on U.S. Bancorp’s internal control over financial reporting based on our audit.

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

In our opinion, U.S. Bancorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of U.S. Bancorp as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008 and our report dated February 23, 2009 expressed an unqualified opinion thereon.

Minneapolis, Minnesota
February 23, 2009

U.S. BANCORP  113

U.S. Bancorp
Consolidated Balance Sheet — Five Year Summary (Unaudited)

						% Change
December 31 (Dollars in Millions)	2008	2007	2006	2005	2004	2008 v 2007

Assets
Cash and due from banks	$6,859	$8,884	$8,639	$8,004	$6,336	(22.8)%
Held-to-maturity securities	53	74	87	109	127	(28.4)
Available-for-sale securities	39,468	43,042	40,030	39,659	41,354	(8.3)
Loans held for sale	3,210	4,819	3,256	3,030	2,813	(33.4)
Loans	185,229	153,827	143,597	136,462	124,941	20.4
Less allowance for loan losses	(3,514)	(2,058)	(2,022)	(2,041)	(2,080)	(70.7)

Net loans	181,715	151,769	141,575	134,421	122,861	19.7
Other assets	34,607	29,027	25,645	24,242	21,613	19.2

Total assets	$265,912	$237,615	$219,232	$209,465	$195,104	11.9%

Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$37,494	$33,334	$32,128	$32,214	$30,756	12.5%
Interest-bearing	121,856	98,111	92,754	92,495	89,985	24.2

Total deposits	159,350	131,445	124,882	124,709	120,741	21.2
Short-term borrowings	33,983	32,370	26,933	20,200	13,084	5.0
Long-term debt	38,359	43,440	37,602	37,069	34,739	(11.7)
Other liabilities	7,920	9,314	8,618	7,401	7,001	(15.0)

Total liabilities	239,612	216,569	198,035	189,379	175,565	10.6
Shareholders’ equity	26,300	21,046	21,197	20,086	19,539	25.0

Total liabilities and shareholders’ equity	$265,912	$237,615	$219,232	$209,465	$195,104	11.9%

114  U.S. BANCORP

U.S. Bancorp
Consolidated Statement of Income — Five Year Summary

						% Change
Year Ended December 31 (Dollars in Millions)	2008	2007	2006	2005	2004	2008 v 2007

Interest Income
Loans	$10,051	$10,627	$9,873	$8,306	$7,125	(5.4)%
Loans held for sale	227	277	236	181	134	(18.1)
Investment securities	1,984	2,095	2,001	1,954	1,827	(5.3)
Other interest income	156	137	153	110	100	13.9

Total interest income	12,418	13,136	12,263	10,551	9,186	(5.5)
Interest Expense
Deposits	1,881	2,754	2,389	1,559	904	(31.7)
Short-term borrowings	1,066	1,433	1,203	690	263	(25.6)
Long-term debt	1,739	2,260	1,930	1,247	908	(23.1)

Total interest expense	4,686	6,447	5,522	3,496	2,075	(27.3)

Net interest income	7,732	6,689	6,741	7,055	7,111	15.6
Provision for credit losses	3,096	792	544	666	669	*

Net interest income after provision for credit losses	4,636	5,897	6,197	6,389	6,442	(21.4)
Noninterest Income
Credit and debit card revenue	1,039	958	809	719	651	8.5
Corporate payment products revenue	671	638	562	492	410	5.2
ATM processing services	366	327	313	299	236	11.9
Merchant processing services	1,151	1,108	966	773	677	3.9
Trust and investment management fees	1,314	1,339	1,235	1,009	981	(1.9)
Deposit service charges	1,081	1,077	1,042	951	829	.4
Treasury management fees	517	472	441	437	467	9.5
Commercial products revenue	492	433	415	400	432	13.6
Mortgage banking revenue	270	259	192	432	397	4.2
Investment products fees and commissions	147	146	150	152	156	.7
Securities gains (losses), net	(978)	15	14	(106)	(105)	*
Other	741	524	813	593	478	41.4

Total noninterest income	6,811	7,296	6,952	6,151	5,609	(6.6)
Noninterest Expense
Compensation	3,039	2,640	2,513	2,383	2,252	15.1
Employee benefits	515	494	481	431	389	4.3
Net occupancy and equipment	781	738	709	694	677	5.8
Professional services	240	233	199	166	149	3.0
Marketing and business development	310	260	233	248	201	19.2
Technology and communications	598	561	545	506	467	6.6
Postage, printing and supplies	294	283	265	255	248	3.9
Other intangibles	355	376	355	458	550	(5.6)
Other	1,282	1,401	986	828	942	(8.5)

Total noninterest expense	7,414	6,986	6,286	5,969	5,875	6.1

Income before income taxes	4,033	6,207	6,863	6,571	6,176	(35.0)
Applicable income taxes	1,087	1,883	2,112	2,082	2,009	(42.3)

Net income	$2,946	$4,324	$4,751	$4,489	$4,167	(31.9)

Net income applicable to common equity	$2,823	$4,264	$4,703	$4,489	$4,167	(33.8)

* Not meaningful

U.S. BANCORP  115

U.S. Bancorp
Quarterly Consolidated Financial Data (Unaudited)

	2008				2007
	First	Second	Third	Fourth	First	Second	Third	Fourth
(Dollars in Millions, Except Per Share Data)	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
Interest Income
Loans	$2,560	$2,429	$2,487	$2,575	$2,578	$2,616	$2,703	$2,730
Loans held for sale	73	49	52	53	59	70	76	72
Investment securities	535	494	478	477	516	516	522	541
Other interest income	37	43	40	36	34	34	33	36

Total interest income	3,205	3,015	3,057	3,141	3,187	3,236	3,334	3,379
Interest Expense
Deposits	606	458	425	392	675	663	694	722
Short-term borrowings	322	263	276	205	328	379	374	352
Long-term debt	474	419	423	423	535	562	599	564

Total interest expense	1,402	1,140	1,124	1,020	1,538	1,604	1,667	1,638

Net interest income	1,803	1,875	1,933	2,121	1,649	1,632	1,667	1,741
Provision for credit losses	485	596	748	1,267	177	191	199	225

Net interest income after provision for credit losses	1,318	1,279	1,185	854	1,472	1,441	1,468	1,516
Noninterest Income
Credit and debit card revenue	248	266	269	256	206	230	237	285
Corporate payment products revenue	164	174	179	154	147	159	166	166
ATM processing services	84	93	94	95	77	82	84	84
Merchant processing services	271	309	300	271	252	286	289	281
Trust and investment management fees	335	350	329	300	322	342	331	344
Deposit service charges	257	278	286	260	247	277	276	277
Treasury management fees	124	137	128	128	111	126	118	117
Commercial products revenue	112	117	132	131	100	105	107	121
Mortgage banking revenue	105	81	61	23	67	68	76	48
Investment products fees and commissions	36	37	37	37	34	38	36	38
Securities gains (losses), net	(251)	(63)	(411)	(253)	1	3	7	4
Other	559	113	8	61	159	169	150	46

Total noninterest income	2,044	1,892	1,412	1,463	1,723	1,885	1,877	1,811
Noninterest Expense
Compensation	745	761	763	770	635	659	656	690
Employee benefits	137	129	125	124	133	123	119	119
Net occupancy and equipment	190	190	199	202	177	184	189	188
Professional services	47	59	61	73	47	59	56	71
Marketing and business development	79	66	75	90	52	68	71	69
Technology and communications	140	149	153	156	135	138	140	148
Postage, printing and supplies	71	73	73	77	69	71	70	73
Other intangibles	87	87	88	93	94	95	94	93
Other	300	321	286	375	230	273	381	517

Total noninterest expense	1,796	1,835	1,823	1,960	1,572	1,670	1,776	1,968

Income before income taxes	1,566	1,336	774	357	1,623	1,656	1,569	1,359
Applicable income taxes	476	386	198	27	493	500	473	417

Net income	$1,090	$950	$576	$330	$1,130	$1,156	$1,096	$942

Net income applicable to common equity	$1,078	$928	$557	$260	$1,115	$1,141	$1,081	$927

Earnings per common share	$.62	$.53	$.32	$.15	$.64	$.66	$.63	$.54
Diluted earnings per common share	$.62	$.53	$.32	$.15	$.63	$.65	$.62	$.53

116  U.S. BANCORP

U.S. Bancorp
Supplemental Financial Data (Unaudited)

Earnings Per Common Share Summary	2008	2007	2006	2005	2004

Earnings per common share	$1.62	$2.46	$2.64	$2.45	$2.21
Diluted earnings per common share	1.61	2.43	2.61	2.42	2.18
Dividends declared per common share	1.700	1.625	1.390	1.230	1.020

Ratios

Return on average assets	1.21%	1.93%	2.23%	2.21%	2.17%
Return on average common equity	13.9	21.3	23.6	22.5	21.4
Average total equity to average assets	9.2	9.4	9.7	9.8	10.2
Dividends per common share to net income per common share	104.9	66.1	52.7	50.2	46.2

Other Statistics (Dollars and Shares in Millions)

Common shares outstanding (a)	1,755	1,728	1,765	1,815	1,858
Average common shares outstanding and common stock equivalents
Earnings per common share	1,742	1,735	1,778	1,831	1,887
Diluted earnings per common share	1,757	1,758	1,804	1,857	1,913
Number of shareholders (b)	61,611	63,837	66,313	69,217	71,492
Common dividends declared	$2,971	$2,813	$2,466	$2,246	$1,917

(a)	Defined as total common shares less common stock held in treasury at December 31.

(b)	Based on number of common stock shareholders of record at December 31.

STOCK PRICE RANGE AND DIVIDENDS

	2008				2007
	Sales Price				Sales Price
			Closing	Dividends			Closing	Dividends
	High	Low	Price	Declared	High	Low	Price	Declared
First quarter	$35.01	$27.86	$32.36	$.425	$36.84	$34.40	$34.97	$.400
Second quarter	35.25	27.78	27.89	.425	35.18	32.74	32.95	.400
Third quarter	42.23	20.57	36.02	.425	34.17	29.09	32.53	.400
Fourth quarter	37.31	20.22	25.01	.425	34.21	30.21	31.74	.425

The common stock of U.S. Bancorp is traded on the New York Stock Exchange, under the ticker symbol “USB.” At January 31, 2009, there were 61,556 holders of record of the Company’s common stock.

STOCK PERFORMANCE CHART

The following chart compares the cumulative total shareholder return on the Company’s common stock during the five years ended December 31, 2008, with the cumulative total return on the Standard & Poor’s 500 Commercial Bank Index and the Standard & Poor’s 500 Index. The comparison assumes $100 was invested on December 31, 2003, in the Company’s common stock and in each of the foregoing indices and assumes the reinvestment of all dividends.

U.S. BANCORP  117

U.S. Bancorp
Consolidated Daily Average Balance Sheet and

Year Ended December 31		2008			2007
	Average		Yields	Average		Yields
(Dollars in Millions)	Balances	Interest	and Rates	Balances	Interest	and Rates
Assets
Investment securities	$42,850	$2,160	5.04%	$41,313	$2,239	5.42%
Loans held for sale	3,914	227	5.80	4,298	277	6.44
Loans (b)
Commercial	54,307	2,702	4.98	47,812	3,143	6.57
Commercial real estate	31,110	1,771	5.69	28,592	2,079	7.27
Residential mortgages	23,257	1,419	6.10	22,085	1,354	6.13
Retail	55,570	4,134	7.44	48,859	4,080	8.35

Total loans, excluding covered assets	164,244	10,026	6.10	147,348	10,656	7.23
Covered assets	1,308	61	4.68	–	–	–

Total loans	165,552	10,087	6.09	147,348	10,656	7.23
Other earning assets	2,730	156	5.71	1,724	137	7.95

Total earning assets	215,046	12,630	5.87	194,683	13,309	6.84
Allowance for loan losses	(2,527)			(2,042)
Unrealized gain (loss) on available-for-sale securities	(2,068)			(874)
Other assets	33,949			31,854

Total assets	$244,400			$223,621

Liabilities and Shareholders’ Equity
Noninterest-bearing deposits	$28,739			$27,364
Interest-bearing deposits
Interest checking	31,137	251	.81	26,117	351	1.34
Money market savings	26,300	330	1.25	25,332	651	2.57
Savings accounts	5,929	20	.34	5,306	19	.35
Time certificates of deposit less than $100,000	13,583	472	3.47	14,654	644	4.40
Time deposits greater than $100,000	30,496	808	2.65	22,302	1,089	4.88

Total interest-bearing deposits	107,445	1,881	1.75	93,711	2,754	2.94
Short-term borrowings	38,237	1,144	2.99	28,925	1,531	5.29
Long-term debt	39,250	1,739	4.43	44,560	2,260	5.07

Total interest-bearing liabilities	184,932	4,764	2.58	167,196	6,545	3.91
Other liabilities	8,159			8,064
Shareholders’ equity
Preferred equity	2,246			1,000
Common equity	20,324			19,997

Total shareholders’ equity	22,570			20,997

Total liabilities and shareholders’ equity	$244,400			$223,621

Net interest income		$7,866			$6,764

Gross interest margin			3.29%			2.93%

Gross interest margin without taxable-equivalent increments			3.23			2.89

Percent of Earning Assets
Interest income			5.87%			6.84%
Interest expense			2.21			3.37

Net interest margin			3.66%			3.47%

Net interest margin without taxable-equivalent increments			3.60%			3.43%

*	Not meaningful
(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.
(b)	Interest income and rates on loans include loan fees. Nonaccrual loans are included in average loan balances.

118  U.S. BANCORP

Related Yields and Rates (a) (Unaudited)

2006			2005			2004			2008 v 2007
									% Change
Average		Yields	Average		Yields	Average		Yields	Average
Balances	Interest	and Rates	Balances	Interest	and Rates	Balances	Interest	and Rates	Balances

$39,961	$2,063	5.16%	$42,103	$1,962	4.66%	$43,009	$1,836	4.27%	3.7%
3,663	236	6.45	3,290	181	5.49	3,079	134	4.35	(8.9)

45,440	2,969	6.53	42,641	2,501	5.87	39,348	2,213	5.62	13.6
28,760	2,104	7.32	27,964	1,804	6.45	27,267	1,543	5.66	8.8
21,053	1,224	5.81	18,036	1,001	5.55	14,322	812	5.67	5.3
45,348	3,602	7.94	42,969	3,025	7.04	39,733	2,577	6.49	13.7

140,601	9,899	7.04	131,610	8,331	6.33	120,670	7,145	5.92	11.5
—	–	–	–	–	–	–	–	–	*

140,601	9,899	7.04	131,610	8,331	6.33	120,670	7,145	5.92	12.4
2,006	153	7.64	1,422	110	7.77	1,365	100	7.33	58.4

186,231	12,351	6.63	178,425	10,584	5.93	168,123	9,215	5.48	10.5
(2,052)			(2,098)			(2,303)			(23.8)
(1,007)			(368)			(346)			*
30,340			27,239			26,119			6.6

$213,512			$203,198			$191,593			9.3

$28,755			$29,229			$29,816			5.0

23,552	233	.99	22,785	135	.59	20,933	71	.34	19.2
26,667	569	2.13	29,314	358	1.22	32,854	235	.72	3.8
5,599	19	.35	5,819	15	.26	5,866	15	.26	11.7
13,761	524	3.81	13,199	389	2.95	13,074	341	2.61	(7.3)
22,255	1,044	4.69	20,655	662	3.20	13,679	242	1.77	36.7

91,834	2,389	2.60	91,772	1,559	1.70	86,406	904	1.05	14.7
24,422	1,242	5.08	19,382	690	3.56	14,534	263	1.81	32.2
40,357	1,930	4.78	36,141	1,247	3.45	35,115	908	2.59	(11.9)

156,613	5,561	3.55	147,295	3,496	2.37	136,055	2,075	1.53	10.6
7,434			6,721			6,263			1.2

767			–			–			*
19,943			19,953			19,459			1.6

20,710			19,953			19,459			7.5

$213,512			$203,198			$191,593			9.3%

	$6,790			$7,088			$7,140

		3.08%			3.56%			3.95%

		3.05			3.54			3.93

		6.63%			5.93%			5.48%
		2.98			1.96			1.23

		3.65%			3.97%			4.25%

		3.62%			3.95%			4.23%

U.S. BANCORP  119

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
U.S. Bancorp’s banking subsidiaries are engaged in the general banking business, principally in domestic markets. The subsidiaries range in size from $52 million to $172 billion in deposits and provide a wide range of products and services to individuals, businesses, institutional organizations, governmental entities and other financial institutions. Commercial and consumer lending services are principally offered to customers within the Company’s domestic markets, to domestic customers with foreign operations and within certain niche national venues. Lending services include traditional credit products as well as credit card services, financing and import/export trade, asset-backed lending, agricultural finance and other products. Leasing products are offered through bank leasing subsidiaries. Depository services include checking accounts, savings accounts and time certificate contracts. Ancillary services such as foreign exchange, treasury management and receivable lock-box collection are provided to corporate customers. U.S. Bancorp’s bank and trust subsidiaries provide a full range of asset management and fiduciary services for individuals, estates, foundations, business corporations and charitable organizations.
U.S. Bancorp’s non-banking subsidiaries primarily offer investment and insurance products to the Company’s customers principally within its markets and mutual fund processing services to a broad range of mutual funds.
Banking and investment services are provided through a network of 2,791 banking offices principally operating in 24 states in the Midwest and West. The Company operates a network of 4,897 branded ATMs and provides 24-hour, seven day a week telephone customer service. Mortgage banking services are provided through banking offices and loan production offices throughout the Company’s markets. Consumer lending products may be originated through banking offices, indirect correspondents, brokers or other lending sources, and a consumer finance division. The Company is also one of the largest providers of Visa® corporate and purchasing card services and corporate trust services in the United States. A wholly-owned subsidiary, Elavon, Inc. (“Elavon”), provides merchant processing services directly to merchants and through a network of banking affiliations. Affiliates of Elavon provide similar merchant services in Canada and segments of Europe. These foreign operations are not significant to the Company.
On a full-time equivalent basis, as of December 31, 2008, U.S. Bancorp employed 57,904 people.

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

120  U.S. BANCORP

National banks are subject to the supervision of, and are examined by, the Comptroller of the Currency. All subsidiary banks of the Company are members of the Federal Deposit Insurance Corporation (“FDIC”) and are subject to examination by the FDIC. In practice, the primary federal regulator makes regular examinations of each subsidiary bank subject to its regulatory review or participates in joint examinations with other federal regulators. Areas subject to regulation by federal authorities include the allowance for credit losses, investments, loans, mergers, issuance of securities, payment of dividends, establishment of branches and other aspects of operations.

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

Industry Risk Factors

The Company’s business and financial results are significantly affected by general business and economic conditions The Company’s business activities and earnings are affected by general business conditions in the United States and abroad. The domestic and global economies have seen a dramatic downturn during the past year or more, with negative effects on the business, financial condition and results of operations of financial institutions in the United States and other countries. Dramatic declines in the housing market over the past two years, with falling home prices and increasing foreclosures and unemployment, have negatively impacted the credit performance of real estate related loans and resulted in significant write-downs of asset values by financial institutions. These write-downs, initially of asset-backed securities but spreading to other securities and loans, have caused many financial institutions to seek additional capital, to reduce or eliminate dividends, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. Market developments may further erode consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact the Company’s charge-offs and provision for credit losses. Continuing economic deterioration that affects household and/or corporate incomes could also result in reduced demand for credit or fee-based products and services. In addition, changes in securities market conditions and monetary fluctuations could adversely affect the availability and terms of funding necessary to meet the Company’s liquidity needs. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on the Company and others in the financial institutions industry.

The Company could experience an unexpected inability to obtain needed liquidity The Company’s liquidity could be constrained by an unexpected inability to access the capital markets due to a variety of market dislocations or interruptions. If the Company is unable to meet its funding needs on a timely basis, its business would be adversely affected.

Current levels of market volatility are unprecedented The market for certain investment securities has become highly volatile or inactive, and may not stabilize or resume in the near term. This volatility has resulted in significant fluctuations in the prices of those securities, and additional market volatility may continue to adversely affect the Company’s results of operations.

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

U.S. BANCORP  121

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

There can be no assurance that recently enacted legislation will stabilize the U.S. financial markets The Emergency Economic Stabilization Act of 2008 (the “EESA”) was signed into law in October 2008 for the purpose of stabilizing and providing liquidity to the U.S. financial markets. Shortly thereafter, the U.S. Department of the Treasury announced a program under the EESA pursuant to which it would make senior preferred stock investments in participating financial institutions (the “TARP Capital Purchase Program”). In February 2009, the American Recovery and Reinvestment Act of 2009 (the “Stimulus Bill”) was passed, which is intended to stabilize the financial markets and slow or reverse the downturn in the U.S. economy, and which revised certain provisions of the EESA. The FDIC has also commenced a guarantee program under which the FDIC would offer a guarantee of certain financial institution indebtedness in exchange for an insurance premium to be paid to the FDIC by issuing financial institutions.
There can be no assurance, however, that the EESA and its implementing regulations, the Stimulus Bill, the FDIC programs, or any other governmental program will have a positive impact on the financial markets. The failure of the EESA, the Stimulus Bill, the FDIC programs, or any other actions of the U.S. government to stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect the Company’s business, financial condition, results of operations, access to credit or the trading price of the Company’s common stock.

The Company may be adversely affected by recently enacted or contemplated legislation and rulemaking The programs established or to be established under the EESA and Troubled Asset Relief Program, as well as restrictions contained in current or future rules implementing or related to them and those contemplated by the Stimulus Bill, may adversely affect the Company. In specific, any governmental or regulatory action having the effect of requiring the Company to obtain additional capital, whether from governmental or private sources, could have a material dilutive effect on current shareholders. The Company faces increased regulation of the Company’s business and increased costs associated with these programs. The EESA, as amended by the Stimulus bill, contains, among other things, significant restrictions on the payment of executive compensation, which may have an adverse effect on the retention or recruitment of key members of senior management. Also, the Company’s participation in the TARP Capital Purchase Program limits (without the consent of the Department of Treasury) the Company’s ability to increase the Company’s dividend and to repurchase the Company’s common stock for up to three years. Similarly, programs established by the FDIC may have an adverse effect on the Company, due to the costs of participation.

Other changes in the laws, regulations and policies governing financial services companies could alter the Company’s business environment and adversely affect operations The Board of Governors of the Federal Reserve System regulates the supply of money and credit in the United States. Its fiscal and monetary policies determine in a large part the Company’s cost of funds for lending and investing and the return that can be earned on those loans and investments, both of which affect the Company’s net interest margin. Federal Reserve Board policies can also materially affect the value of financial instruments that the Company holds, such as debt securities and mortgage servicing rights.
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

The soundness of other financial institutions could adversely affect the Company The Company’s ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. The Company has exposure to many different counterparties, and the Company routinely executes transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. As a result, defaults by, or even rumors

122  U.S. BANCORP

or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by the Company or by other institutions. Many of these transactions expose the Company to credit risk in the event of default of the Company’s counterparty or client. In addition, the Company’s credit risk may be exacerbated when the collateral held by the Company cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due the Company. There is no assurance that any such losses would not materially and adversely affect the Company’s results of operations.

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

Company Risk Factors

The Company’s allowance for loan losses may not be adequate to cover actual losses Like all financial institutions, the Company maintains an allowance for loan losses to provide for loan defaults and non-performance. The Company’s allowance for loan losses is based on its historical loss experience as well as an evaluation of the risks associated with its loan portfolio, including the size and composition of the loan portfolio, current economic conditions and geographic concentrations within the portfolio. The stress on the United States economy and the local economies which the Company does business may be greater or last longer than expected, resulting in, among other things, greater than expected deterioration in credit quality of our loan portfolio, or in the value of collateral securing those loans. The recent increases in the Company’s allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could continue to materially and adversely affect its financial results.

The Company may continue to suffer increased losses in its loan portfolio despite its underwriting practices The Company seeks to mitigate the risks inherent in its loan portfolio by adhering to specific underwriting practices. These practices often include: analysis of a borrower’s credit history, financial statements, tax returns and cash flow projections; valuation of collateral based on reports of independent appraisers; and verification of liquid assets. Although the Company believes that its underwriting criteria are, and historically have been, appropriate for the various kinds of loans it makes, the Company has already incurred high levels of losses on loans that have met these criteria, and may continue to experience higher than expected losses depending on economic factors and consumer behavior.

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

U.S. BANCORP  123

highly rated by credit rating agencies at the time of initial investment, these credit ratings are subject to change due to deterioration in the credit quality of the underlying collateral. During recent months, these structured securities have been subject to significant market volatility due to the uncertainty of the credit ratings, deterioration in credit losses occurring within certain types of residential mortgages, changes in prepayments and the lack of transparency related to the structures and the collateral underlying the structured investment vehicles. Given recent market conditions and changing economic factors, the Company may continue to have valuation losses or recognize impairment related to structured investments.

Maintaining or increasing the Company’s market share may depend on lowering prices and market acceptance of new products and services The Company’s success depends, in part, on its ability to adapt its products and services to evolving industry standards. There is increasing pressure to provide products and services at lower prices. Lower prices can reduce the Company’s net interest margin and revenues from its fee-based products and services. In addition, the widespread adoption of new technologies, including internet services, could require the Company to make substantial expenditures to modify or adapt the Company’s existing products and services. Also, these and other capital investments in the Company’s businesses may not produce expected growth in earnings anticipated at the time of the expenditure. The Company might not be successful in introducing new products and services, achieving market acceptance of its products and services, or developing and maintaining loyal customers.

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

124  U.S. BANCORP

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

Changes in accounting standards could materially impact the Company’s financial statements From time to time, the Financial Accounting Standards Board changes the financial accounting and reporting standards that govern the preparation of the Company’s financial statements. These changes can be hard to predict and can materially impact how the Company records and reports its financial condition and results of operations. In some cases, the Company could be required to apply a new or revised standard retroactively, resulting in the Company’s restating prior period financial statements.

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

U.S. BANCORP  125

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

The Company is exposed to risk of environmental liability when it takes title to properties In the course of the Company’s business, the Company may foreclose on and take title to real estate. As a result, the Company could be subject to environmental liabilities with respect to these properties. The Company may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if the Company is the owner or former owner of a contaminated site, it may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If the Company becomes subject to significant environmental liabilities, its financial condition and results of operations could be adversely affected.

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

The Company’s stock price can be volatile The Company’s stock price can fluctuate widely in response to a variety of factors, including: actual or anticipated variations in the Company’s quarterly operating results; recommendations by securities analysts; significant acquisitions or business combinations; strategic partnerships, joint ventures or capital commitments by or involving the Company or the Company’s competitors; operating and stock price performance of other companies that investors deem comparable to the Company; new technology used or services offered by the Company’s competitors; news reports relating to trends, concerns and other issues in the financial services industry; and changes in government regulations. General market fluctuations, industry factors and general economic and political conditions and events have recently caused a significant decline in the Company’s stock price, and these factors as well as interest rate changes, continued unfavorable credit loss trends, currency fluctuations, or unforeseen events such as terrorist attacks could cause the Company’s stock price to continue to decrease regardless of the Company’s operating results.

126  U.S. BANCORP

Executive Officers

Left to right:
Joseph M. Otting, Vice Chairman, Commercial Banking
P.W. (Bill) Parker, Executive Vice President and
Chief Credit Officer
Howell (Mac) McCullough, III, Executive Vice President and Chief Strategy Officer
Jennie P. Carlson, Executive Vice President,
Human Resources
Richard C. Hartnack, Vice Chairman, Consumer Banking
Richard B. Payne, Jr., Vice Chairman, Corporate Banking
Andrew Cecere, Vice Chairman and Chief Financial Officer
Diane L. Thormodsgard, Vice Chairman,
Wealth Management & Securities Services
Joseph C. Hoesley, Vice Chairman, Commercial Real Estate
William L. Chenevich, Vice Chairman, Technology and Operations Services
Richard K. Davis, Chairman, President and Chief Executive Officer
Richard J. Hidy, Executive Vice President and Chief Risk Officer
Pamela A. Joseph, Vice Chairman, Payment Services
Lee R. Mitau, Executive Vice President and General Counsel

Richard K. Davis
Mr. Davis is Chairman, President and Chief Executive Officer of U.S. Bancorp. Mr. Davis, 51, has served as Chairman of U.S. Bancorp since December 2007, Chief Executive Officer since December 2006 and President since October 2004. He also served as Chief Operating Officer from October 2004 until December 2006. From the time of the merger of Firstar Corporation and U.S. Bancorp in February 2001 until October 2004, Mr. Davis served as Vice Chairman of U.S. Bancorp. From the time of the merger, Mr. Davis was responsible for Consumer Banking, including Retail Payment Solutions (card services), and he assumed additional responsibility for Commercial Banking in 2003. Mr. Davis has held management positions with our Company since joining Star Banc Corporation, one of our predecessors, in 1993 as Executive Vice President.

Jennie P. Carlson
Ms. Carlson is Executive Vice President of U.S. Bancorp. Ms. Carlson, 48, has served as Executive Vice President, Human Resources since January 2002. Until that time, she served as Executive Vice President, Deputy General Counsel and Corporate Secretary of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001. From 1995 until the merger, she was General Counsel and Secretary of Firstar Corporation and Star Banc Corporation.

Andrew Cecere
Mr. Cecere is Vice Chairman and Chief Financial Officer of U.S. Bancorp. Mr. Cecere, 48, has served as Chief Financial Officer of U.S. Bancorp since February 2007, and Vice Chairman since the merger of Firstar Corporation and U.S. Bancorp in February 2001. From February 2001 until February 2007 he was responsible for Wealth Management & Securities Services. Previously, he had served as an executive officer of the former U.S. Bancorp, including as Chief Financial Officer from May 2000 through February 2001.

William L. Chenevich
Mr. Chenevich is Vice Chairman of U.S. Bancorp. Mr. Chenevich, 65, has served as Vice Chairman of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001, when he assumed responsibility for Technology and Operations Services. Previously, he served as Vice Chairman of Technology and Operations Services of Firstar Corporation from 1999 to 2001.

Richard C. Hartnack
Mr. Hartnack is Vice Chairman of U.S. Bancorp. Mr. Hartnack, 63, has served in this position since April 2005, when he joined U.S. Bancorp to assume responsibility for Consumer Banking. Prior to joining U.S. Bancorp, he served as Vice Chairman of Union Bank of California from 1991 to 2005 with responsibility for Community Banking and Investment Services.

Richard J. Hidy
Mr. Hidy is Executive Vice President and Chief Risk Officer of U.S. Bancorp. Mr. Hidy, 46, has served in these positions since 2005. From 2003 until 2005, he served as Senior Vice President and Deputy General Counsel of U.S. Bancorp, having served as Senior Vice President and Associate General Counsel of U.S. Bancorp and Firstar Corporation since 1999.

Joseph C. Hoesley
Mr. Hoesley is Vice Chairman of U.S. Bancorp. Mr. Hoesley, 54, has served as Vice Chairman of U.S. Bancorp since June 2006. From June 2002 until June 2006, he served as Executive Vice President and National Group Head of Commercial Real Estate at U.S. Bancorp, having previously served as Senior Vice President and Group Head of Commercial Real Estate at U.S. Bancorp since joining U.S. Bancorp in 1992.

Pamela A. Joseph
Ms. Joseph is Vice Chairman of U.S. Bancorp. Ms. Joseph, 50, has served as Vice Chairman of U.S. Bancorp since December 2004. Since November 2004, she has been Chairman and Chief Executive Officer of Elavon Inc., a wholly owned subsidiary of U.S. Bancorp. Prior to that time, she had been President and Chief Operating Officer of Elavon Inc. since February 2000.

Howell D. McCullough III
Mr. McCullough is Executive Vice President and Chief Strategy Officer of U.S. Bancorp and Head of U.S. Bancorp’s Enterprise Revenue Office. Mr. McCullough, 52, has served in these positions since September 2007. From July 2005 until September 2007, he served as Director of Strategy and Acquisitions of the Payment Services business of U.S. Bancorp. He also served as Chief Financial Officer of the Payment Services business from October 2006 until September 2007. From March 2001 until July 2005, he served as Senior Vice President and Director of Investor Relations at U.S. Bancorp.

Lee R. Mitau
Mr. Mitau is Executive Vice President and General Counsel of U.S. Bancorp. Mr. Mitau, 60, has served in these positions since 1995. Mr. Mitau also serves as Corporate Secretary. Prior to 1995 he was a partner at the law firm of Dorsey & Whitney LLP.

Joseph M. Otting
Mr. Otting is Vice Chairman of U.S. Bancorp. Mr. Otting, 51, has served in this position since April 2005, when he assumed responsibility for Commercial Banking. Previously, he served as Executive Vice President, East Commercial Banking Group of U.S. Bancorp from June 2003 to April 2005. He served as Market President of U.S. Bank in Oregon from December 2001 until June 2003.

P.W. Parker
Mr. Parker is Executive Vice President and Chief Credit Officer of U.S. Bancorp. Mr. Parker, 52, has served in this position since October 2007. From March 2005 until October 2007, he served as Executive Vice President of Credit Portfolio Management of U.S. Bancorp, having served as Senior Vice President of Credit Portfolio Management of U.S. Bancorp since January 2002.

Richard B. Payne, Jr.
Mr. Payne is Vice Chairman of U.S. Bancorp. Mr. Payne, 61, has served in this position since July 2006, when he joined U.S. Bancorp to assume responsibility for Corporate Banking. Prior to joining U.S. Bancorp, he served as Executive Vice President for National City Corporation in Cleveland, with responsibility for Capital Markets, since 2001.

Diane L. Thormodsgard
Ms. Thormodsgard is Vice Chairman of U.S. Bancorp. Ms. Thormodsgard, 58, has served as Vice Chairman of U.S. Bancorp since April 2007, when she assumed responsibility for Wealth Management & Securities Services. From 1999 until April 2007, she served as President of Corporate Trust and Institutional Trust & Custody services of U.S. Bancorp, having previously served as Chief Administrative Officer of Corporate Trust at U.S. Bancorp from 1995 to 1999.

U.S. BANCORP  127

Directors

Richard K. Davis1,6
Chairman, President and Chief Executive Officer
U.S. Bancorp
Minneapolis, Minnesota

Douglas M. Baker, Jr.3,4
Chairman, President and Chief Executive Officer
Ecolab Inc.
St. Paul, Minnesota

Victoria Buyniski Gluckman4,6
Retired Chairman and Chief Executive Officer
United Medical Resources, Inc.,
a wholly owned subsidiary of
UnitedHealth Group Incorporated
Cincinnati, Ohio

Arthur D. Collins, Jr.1,2,5
Retired Chairman and Chief Executive Officer
Medtronic, Inc.
Minneapolis, Minnesota

Joel W. Johnson3,6
Retired Chairman and Chief Executive Officer
Hormel Foods Corporation
Austin, Minnesota

Olivia F. Kirtley1,3,5
Business Consultant
Louisville, Kentucky

Jerry W. Levin1,2,5
Chairman and Chief Executive Officer
JW Levin Partners LLC
New York, New York

David B. O’Maley5,6
Chairman, President and Chief Executive Officer
Ohio National Financial Services, Inc.
Cincinnati, Ohio

O’dell M. Owens, M.D., M.P.H.1,3,4
Independent Consultant and Hamilton County Coroner
Cincinnati, Ohio

Richard G. Reiten2,3
Retired Chairman and Chief Executive Officer
Northwest Natural Gas Company
Portland, Oregon

Craig D. Schnuck4,6
Former Chairman and Chief Executive Officer
Schnuck Markets, Inc.
St. Louis, Missouri

Patrick T. Stokes1,2,6
Retired Chairman and Chief Executive Officer
Anheuser-Busch Companies, Inc.
St. Louis, Missouri

1.	Executive Committee

2.	Compensation and Human Resources Committee

3.	Audit Committee

4.	Community Reinvestment and Public Policy Committee

5.	Governance Committee

6.	Risk Management Committee

128  U.S. BANCORP