Form 10-K, Exhibit 13
period 2012-12-31
US BANCORP \DE\
filed 2013-02-22
CIK 36104

EXHIBIT 13

Management’s Discussion and Analysis

Overview

U.S. Bancorp and its subsidiaries (the “Company”) achieved record earnings in 2012, reflecting growth in net interest income and fee revenues, sound expense management and improved credit quality. The Company’s results demonstrated the strength of its diverse business model and prudent growth strategy, as it achieved these results during a year of modest economic growth and while absorbing the unfavorable impact of new regulation on both revenue and expense. The Company experienced solid growth in loans and deposits during 2012, as it continued to expand and deepen relationships with current customers, as well as acquire new customers and market share. The Company’s fee-based revenues also grew over the prior year, led by mortgage banking, which posted record production levels and earnings as a result of an expanded presence in the market and the favorable interest rate environment. With ongoing investments in its business line growth initiatives and small, strategic acquisitions, the Company remains positioned to continue to grow and leverage the expected slow, but steady, economic recovery.

The Company earned $5.6 billion in 2012, an increase of 15.9 percent over 2011. Growth in total net revenue of $1.2 billion (6.2 percent) was attributable to an increase in both net interest income and noninterest income. Net interest income increased as the result of higher average earning assets, continued growth in lower cost core deposit funding and the positive impact from long-term debt repricing. Noninterest income grew year-over-year as increases in mortgage banking revenue and other fee-based businesses were partially offset by expected decreases in revenue from recent legislative and regulatory actions. The Company’s total net charge-offs and nonperforming assets decreased throughout the year. The Company also continued to focus on effectively controlling expenses while making investments to increase revenue and enhance customer service, with an industry-leading efficiency ratio (the ratio of noninterest expense to taxable-equivalent net revenue, excluding net securities gains and losses) in 2012 of 51.5 percent. As a result, the Company’s return on average common equity was 16.2 percent, the highest among the Company’s peers.

With the Company’s growth in earnings during 2012, it continued to generate significant capital. The Company’s capital position remained strong. Using proposed rules for the Basel III standardized approach released June 2012, the Company’s Tier 1 common equity ratio was 8.1 percent at December 31, 2012 — above the Company’s targeted ratio of 8.0 percent and well above the minimum of 7.0 percent required in 2019 when these proposed rules are to be fully implemented. The Company had a Tier 1 common equity to risk-weighted assets ratio (using Basel I definition) of 9.0 percent and a Tier 1 capital ratio of 10.8 percent at December 31, 2012. In addition, at December 31, 2012, the Company’s total risk-based capital ratio was 13.1 percent, and its tangible common equity to risk-weighted assets ratio was 8.6 percent (refer to “Non-GAAP Financial Measures” for further information on the calculation of certain of these measures). Given the strength of its capital position and on-going ability to generate significant capital through earnings, the Company was able to return 62 percent of its earnings to common shareholders in the form of dividends and common share repurchases during 2012. Credit rating organizations rate the Company’s debt among the highest of its large domestic banking peers. This comparative financial strength provides the Company with favorable funding costs, strong liquidity and the ability to attract new customers, leading to growth in loans and deposits.

In 2012, the Company’s loans and deposits grew significantly. Average loans and deposits increased $13.9 billion (6.9 percent) and $22.6 billion (10.6 percent), respectively, over 2011. Loan growth reflected increases in commercial loans, including small business loans, residential mortgages, credit card loans and commercial real estate loans, partially offset by a modest decrease in other retail loans and a 19.3 percent decrease in loans covered by loss sharing agreements with the Federal Deposit Insurance Corporation (“FDIC”) (“covered” loans), which is a run-off portfolio. Deposit growth reflected the Company’s continued benefit from customer “flight-to-quality”.

The Company’s provision for credit losses decreased $461 million (19.7 percent) in 2012, compared with 2011. Net charge-offs decreased $746 million (26.2 percent) in 2012, compared with 2011, principally due to improvement in the commercial, commercial real estate and credit card portfolio classes. The provision for credit losses was $215 million less than net charge-offs in 2012, compared with $500 million less than net charge-offs in 2011.

20	U.S. BANCORP

TABLE 1	Selected Financial Data

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2012	2011	2010	2009	2008
Condensed Income Statement
Net interest income (taxable-equivalent basis) (a)	$10,969	$10,348	$9,788	$8,716	$7,866
Noninterest income	9,334	8,791	8,438	8,403	7,789
Securities gains (losses), net	(15)	(31)	(78)	(451)	(978)
Total net revenue	20,288	19,108	18,148	16,668	14,677
Noninterest expense	10,456	9,911	9,383	8,281	7,348
Provision for credit losses	1,882	2,343	4,356	5,557	3,096
Income before taxes	7,950	6,854	4,409	2,830	4,233
Taxable-equivalent adjustment	224	225	209	198	134
Applicable income taxes	2,236	1,841	935	395	1,087
Net income	5,490	4,788	3,265	2,237	3,012
Net (income) loss attributable to noncontrolling interests	157	84	52	(32)	(66)
Net income attributable to U.S. Bancorp	$5,647	$4,872	$3,317	$2,205	$2,946
Net income applicable to U.S. Bancorp common shareholders	$5,383	$4,721	$3,332	$1,803	$2,819
Per Common Share
Earnings per share	$2.85	$2.47	$1.74	$.97	$1.62
Diluted earnings per share	2.84	2.46	1.73	.97	1.61
Dividends declared per share	.78	.50	.20	.20	1.70
Book value per share	18.31	16.43	14.36	12.79	10.47
Market value per share	31.94	27.05	26.97	22.51	25.01
Average common shares outstanding	1,887	1,914	1,912	1,851	1,742
Average diluted common shares outstanding	1,896	1,923	1,921	1,859	1,756
Financial Ratios
Return on average assets	1.65%	1.53%	1.16%	.82%	1.21%
Return on average common equity	16.2	15.8	12.7	8.2	13.9
Net interest margin (taxable-equivalent basis) (a)	3.58	3.65	3.88	3.67	3.66
Efficiency ratio (b)	51.5	51.8	51.5	48.4	46.9
Net charge-offs as a percent of average loans outstanding	.97	1.41	2.17	2.08	1.10
Average Balances
Loans	$215,374	$201,427	$193,022	$185,805	$165,552
Loans held for sale	7,847	4,873	5,616	5,820	3,914
Investment securities (c)	72,501	63,645	47,763	42,809	42,850
Earning assets	306,270	283,290	252,042	237,287	215,046
Assets	342,849	318,264	285,861	268,360	244,400
Noninterest-bearing deposits	67,241	53,856	40,162	37,856	28,739
Deposits	235,710	213,159	184,721	167,801	136,184
Short-term borrowings	28,549	30,703	33,719	29,149	38,237
Long-term debt	28,448	31,684	30,835	36,520	39,250
Total U.S. Bancorp shareholders’ equity	37,611	32,200	28,049	26,307	22,570
Period End Balances
Loans	$223,329	$209,835	$197,061	$194,755	$184,955
Investment securities	74,528	70,814	52,978	44,768	39,521
Assets	353,855	340,122	307,786	281,176	265,912
Deposits	249,183	230,885	204,252	183,242	159,350
Long-term debt	25,516	31,953	31,537	32,580	38,359
Total U.S. Bancorp shareholders’ equity	38,998	33,978	29,519	25,963	26,300
Asset Quality
Nonperforming assets	$2,671	$3,774	$5,048	$5,907	$2,624
Allowance for credit losses	4,733	5,014	5,531	5,264	3,639
Allowance for credit losses as a percentage of period-end loans	2.12%	2.39%	2.81%	2.70%	1.97%
Capital Ratios
Tier 1 capital	10.8%	10.8%	10.5%	9.6%	10.6%
Total risk-based capital	13.1	13.3	13.3	12.9	14.3
Leverage	9.2	9.1	9.1	8.5	9.8
Tangible common equity to tangible assets (d)	7.2	6.6	6.0	5.3	3.3
Tangible common equity to risk-weighted assets using Basel I definition (d)	8.6	8.1	7.2	6.1	3.7
Tier 1 common equity to risk-weighted assets using Basel I definition (d)	9.0	8.6	7.8	6.8	5.1
Tier 1 common equity to risk-weighted assets using Basel III proposals published prior to June 2012 (d)	–	8.2	7.3	–	–
Tier 1 common equity to risk-weighted assets approximated using proposed rules for the Basel III standardized approach released June 2012 (d)	8.1	–	–	–	–

(a)	Presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.
(b)	Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding net securities gains (losses).
(c)	Excludes unrealized gains and losses on available-for-sale investment securities and any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity.
(d)	See Non-GAAP Financial Measures beginning on page 65.

U.S. BANCORP	21

Earnings Summary The Company reported net income attributable to U.S. Bancorp of $5.6 billion in 2012, or $2.84 per diluted common share, compared with $4.9 billion, or $2.46 per diluted common share, in 2011. Return on average assets and return on average common equity were 1.65 percent and 16.2 percent, respectively, in 2012, compared with 1.53 percent and 15.8 percent, respectively, in 2011. The Company’s results for 2012 included an $80 million expense accrual for a mortgage foreclosure-related regulatory settlement. The results for 2011 included a $263 million gain from the settlement of litigation related to the termination of a merchant processing referral agreement (“merchant settlement gain”), a $46 million gain related to the acquisition of First Community Bank of New Mexico (“FCB”) and a $130 million expense accrual related to mortgage servicing matters. The provision for credit losses was $215 million lower than net charge-offs for 2012, compared with $500 million lower than net charge-offs for 2011.

Total net revenue, on a taxable-equivalent basis, for 2012 was $1.2 billion (6.2 percent) higher than 2011, reflecting a 6.0 percent increase in net interest income and a 6.4 percent increase in noninterest income. Net interest income increased in 2012 as a result of an increase in average earning assets, continued growth in lower cost core deposit funding and the positive impact from long-term debt repricing. Noninterest income increased primarily due to higher mortgage banking revenue, trust and investment management fees, merchant processing services revenue, and commercial products revenue, partially offset by the 2011 merchant settlement gain and lower debit card revenue as a result of legislative changes.

Total noninterest expense in 2012 increased $545 million (5.5 percent), compared with 2011, primarily due to higher compensation expense, employee benefits costs and mortgage servicing review-related professional services costs.

Acquisitions In January 2012, the Company acquired the banking operations of BankEast, a subsidiary of BankEast Corporation, from the FDIC. This transaction did not include a loss sharing agreement. The Company acquired approximately $261 million of assets and assumed approximately $252 million of deposits from the FDIC with this transaction.

In November 2012, the Company acquired the hedge fund administration servicing business of Alternative Investment Solutions, LLC. The Company recorded approximately $108 million of assets, including intangibles, and approximately $3 million of liabilities with this transaction.

In December 2012, the Company acquired FSV Payment Systems, Inc., a prepaid card program manager with a proprietary processing platform. The Company recorded approximately $243 million of assets, including intangibles, and approximately $28 million of liabilities with this transaction.

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

Statement of Income Analysis

Net Interest Income Net interest income, on a taxable-equivalent basis, was $11.0 billion in 2012, compared with $10.3 billion in 2011 and $9.8 billion in 2010. The $621 million (6.0 percent) increase in net interest income in 2012, compared with 2011, was primarily the result of growth in average earning assets and lower cost core deposit funding, as well as the positive impact from long-term debt repricing. Average earning assets were $23.0 billion (8.1 percent) higher in 2012 than in 2011, driven by increases in loans and investment securities. Average deposits increased $22.6 billion (10.6 percent) in 2012, compared with 2011. The net interest margin in 2012 was 3.58 percent, compared with 3.65 percent in 2011 and 3.88 percent in 2010. The decrease in the net interest margin in 2012, compared with 2011, reflected higher average balances in lower-yielding investment securities and lower loan rates, partially offset by lower rates on deposits and long-term debt, and the inclusion of credit card balance transfer fees in interest income beginning in the first quarter of 2012. Refer to the “Interest Rate Risk Management” section for further information on the sensitivity of the Company’s net interest income to changes in interest rates.

Average total loans were $215.4 billion in 2012, compared with $201.4 billion in 2011. The $13.9 billion (6.9 percent) increase was driven by growth in commercial loans, residential mortgages, credit card loans and commercial real estate loans, partially offset by decreases in other retail loans and covered loans. Average commercial loans increased $9.2 billion (17.9 percent) year-over-year, primarily driven by higher demand from new and existing customers. Average residential mortgages increased $6.6 billion (19.5 percent), reflecting higher origination and refinancing activity due to the low interest rate environment. Average credit card balances increased $569 million (3.5 percent) in 2012, compared with 2011, reflecting the impact of the purchase of a credit card portfolio in the fourth quarter of 2011, partially offset by a portfolio sale in the third quarter of 2012. Growth in average commercial real estate balances of $991 million (2.8 percent) was primarily due to higher demand from new and existing customers. The $261 million (.5 percent) decrease in average other retail loans was primarily due to lower home equity and second mortgage and student loan balances, partially offset by higher installment loan and retail leasing balances. Average covered loans decreased $3.1 billion (19.3 percent) in 2012, compared with 2011.

22	U.S. BANCORP

TABLE 2	Analysis of Net Interest Income (a)

Year Ended December 31 (Dollars in Millions)	2012	2011	2010	2012 v 2011	2011 v 2010
Components of Net Interest Income
Income on earning assets (taxable-equivalent basis)	$13,112	$12,870	$12,375	$242	$495
Expense on interest-bearing liabilities (taxable-equivalent basis)	2,143	2,522	2,587	(379)	(65)
Net interest income (taxable-equivalent basis)	$10,969	$10,348	$9,788	$621	$560
Net interest income, as reported	$10,745	$10,123	$9,579	$622	$544
Average Yields and Rates Paid
Earning assets yield (taxable-equivalent basis)	4.28%	4.54%	4.91%	(.26)%	(.37)%
Rate paid on interest-bearing liabilities (taxable-equivalent basis)	.95	1.14	1.24	(.19)	(.10)
Gross interest margin (taxable-equivalent basis)	3.33%	3.40%	3.67%	(.07)%	(.27)%
Net interest margin (taxable-equivalent basis)	3.58%	3.65%	3.88%	(.07)%	(.23)%
Average Balances
Investment securities (b)	$72,501	$63,645	$47,763	$8,856	$15,882
Loans	215,374	201,427	193,022	13,947	8,405
Earning assets	306,270	283,290	252,042	22,980	31,248
Interest-bearing liabilities	225,466	221,690	209,113	3,776	12,577

(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a federal tax rate of 35 percent.
(b)	Excludes unrealized gains and losses on available-for-sale investment securities and any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity.

Average investment securities in 2012 were $8.9 billion (13.9 percent) higher than 2011, primarily due to purchases of government agency mortgage-backed securities, net of prepayments and maturities, as the Company continued to increase its on-balance sheet liquidity in response to anticipated regulatory requirements.

Average total deposits for 2012 were $22.6 billion (10.6 percent) higher than 2011. Average noninterest-bearing deposits in 2012 were $13.4 billion (24.9 percent) higher than 2011 due to growth in average balances in a majority of the lines of business, including Wholesale Banking and Commercial Real Estate, Wealth Management and Securities Services, and Consumer and Small Business Banking. Average total savings deposits were $7.3 billion (6.4 percent) higher in 2012, compared with 2011, primarily due to growth in Consumer and Small Business Banking balances resulting from continued strong participation in a product offering that includes multiple bank products in a package, and higher corporate trust balances. These increases were partially offset by lower government banking and broker-dealer balances. Average time certificates of deposit less than $100,000 were lower in 2012 by $728 million (4.8 percent), compared with 2011, a result of maturities and lower renewals. Average time deposits greater than $100,000 were $2.6 billion (8.8 percent) higher in 2012, compared with 2011. Time deposits greater than $100,000 are managed as an alternative to other funding sources such as wholesale borrowing, based largely on relative pricing.

The $560 million (5.7 percent) increase in net interest income in 2011, compared with 2010, was primarily the result of growth in average earning assets and lower cost core deposit funding. Average earning assets were $31.2 billion (12.4 percent) higher in 2011 compared with 2010, driven by increases in investment securities, loans and cash balances at the Federal Reserve reflected in other earning assets. Average deposits increased $28.4 billion (15.4 percent) in 2011, compared with 2010.

Average total loans increased $8.4 billion (4.4 percent) in 2011, compared with 2010, driven by growth in residential mortgages, commercial loans, commercial real estate loans and other retail loans, partially offset by lower covered loans and credit card loans. Average residential mortgages increased $6.0 billion (21.7 percent) resulting from the net effect of origination and prepayment activity in the portfolio during 2011 due to the low interest rate environment. Average commercial loans increased $4.6 billion (9.8 percent) in 2011, compared with 2010, primarily driven by higher demand from new and existing customers, including small business. Growth in average commercial real estate balances of $1.2 billion (3.6 percent) was primarily due to the FCB acquisition. The $513 million (1.1 percent) increase in average other retail loans in 2011, compared with 2010, was primarily due to higher automobile and installment loans, and retail leasing balances, partially offset by lower home equity and second mortgage balances. Average credit card balances decreased $319 million (1.9 percent), as a result of consumers spending less and paying down their balances. Average covered loans decreased $3.6 billion (18.2 percent) in 2011, compared with 2010.

U.S. BANCORP	23

TABLE 3	Net Interest Income — Changes Due to Rate and Volume (a)

	2012 v 2011			2011 v 2010
Year Ended December 31 (Dollars in Millions)	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Increase (decrease) in
Interest Income
Investment securities	$275	$(316)	$(41)	$586	$(369)	$217
Loans held for sale	122	(40)	82	(32)	(14)	(46)
Loans
Commercial	369	(272)	97	193	(99)	94
Commercial real estate	45	(29)	16	56	36	92
Residential mortgages	318	(123)	195	311	(115)	196
Credit card	54	101	155	(30)	52	22
Other retail	(14)	(147)	(161)	30	(137)	(107)
Total loans, excluding covered loans	772	(470)	302	560	(263)	297
Covered loans	(179)	77	(102)	(179)	122	(57)
Total loans	593	(393)	200	381	(141)	240
Other earning assets	(52)	53	1	226	(142)	84
Total earning assets	938	(696)	242	1,161	(666)	495
Interest Expense
Interest-bearing deposits
Interest checking	4	(23)	(19)	5	(17)	(12)
Money market accounts	3	(17)	(14)	18	(74)	(56)
Savings accounts	12	(58)	(46)	33	(42)	(9)
Time certificates of deposit less than $100,000	(14)	(28)	(42)	(25)	12	(13)
Time deposits greater than $100,000	26	(54)	(28)	25	(23)	2
Total interest-bearing deposits	31	(180)	(149)	56	(144)	(88)
Short-term borrowings	(38)	(52)	(90)	(50)	31	(19)
Long-term debt	(117)	(23)	(140)	30	12	42
Total interest-bearing liabilities	(124)	(255)	(379)	36	(101)	(65)
Increase (decrease) in net interest income	$1,062	$(441)	$621	$1,125	$(565)	$560

(a)	This table shows the components of the change in net interest income by volume and rate on a taxable-equivalent basis utilizing a tax rate of 35 percent. This table does not take into account the level of noninterest-bearing funding, nor does it fully reflect changes in the mix of assets and liabilities. The change in interest not solely due to changes in volume or rates has been allocated on a pro-rata basis to volume and yield/rate.

Average investment securities in 2011 were $15.9 billion (33.3 percent) higher than 2010, primarily due to planned purchases of U.S. Treasury and government agency mortgage-backed securities, as the Company increased its on-balance sheet liquidity in response to anticipated regulatory requirements.

Average total deposits for 2011 were $28.4 billion (15.4 percent) higher than 2010. Excluding deposits from acquisitions, 2011 average total deposits increased $19.3 billion (10.5 percent) over 2010. Average noninterest-bearing deposits in 2011 were $13.7 billion (34.1 percent) higher than 2010, primarily due to growth in Wholesale Banking and Commercial Real Estate, and Wealth Management and Securities Services balances. Average total savings deposits were $13.8 billion (13.7 percent) higher in 2011, compared with 2010, primarily due to growth in corporate and institutional trust balances, as well as an increase in Consumer and Small Business Banking balances. These increases were partially offset by lower broker-dealer balances. Average time certificates of deposit less than $100,000 were lower in 2011 by $1.4 billion (8.4 percent), compared with 2010, a result of maturities and lower renewals. Average time deposits greater than $100,000 were $2.3 billion (8.5 percent) higher in 2011, compared with 2010, primarily due to acquisitions.

Provision for Credit Losses The provision for credit losses reflects changes in the size and credit quality of the entire portfolio of loans. The Company maintains an allowance for credit losses considered appropriate by management for probable and estimable incurred losses, based on factors discussed in the “Analysis and Determination of Allowance for Credit Losses” section.

In 2012, the provision for credit losses was $1.9 billion, compared with $2.3 billion and $4.4 billion in 2011 and 2010, respectively. The provision for credit losses was lower than net charge-offs by $215 million in 2012 and $500 million in 2011, and exceeded net charge-offs by $175 million in 2010. The $461 million (19.7 percent) decrease in the provision for credit losses in 2012, compared with 2011, reflected improving credit trends and the underlying risk profile of the loan portfolio as economic conditions continued to slowly improve, partially offset by portfolio growth. Accruing loans ninety days or more past due decreased by $183 million (21.7 percent) (excluding covered loans) from

24	U.S. BANCORP

December 31, 2011 to December 31, 2012, reflecting improvement in residential mortgages, credit card and other retail loan portfolios during 2012. Nonperforming assets decreased $486 million (18.9 percent) (excluding covered assets) from December 31, 2011 to December 31, 2012, led by reductions in nonperforming construction and development loans of $307 million (56.3 percent), as the Company continued to resolve and reduce exposure to these problem assets, as well as improvement in other commercial loan portfolios. Net charge-offs decreased $746 million (26.2 percent) from 2011, due to the improvement in most loan portfolios as economic conditions continued to slowly improve.

The $2.0 billion (46.2 percent) decrease in the provision for credit losses in 2011, compared with 2010, reflected improving credit trends and the underlying risk profile of the loan portfolio as economic conditions continued to stabilize in 2011, partially offset by portfolio growth. Accruing loans ninety days or more past due decreased by $251 million (22.9 percent) (excluding covered loans) from December 31, 2010 to December 31, 2011, reflecting a moderation in the level of stress in economic conditions during 2011 as compared to 2010. Nonperforming assets decreased $777 million (23.2 percent) (excluding covered assets) from December 31, 2010 to December 31, 2011, led by a reduction in commercial real estate nonperforming assets of $394 million (30.5 percent), as the Company continued to resolve and reduce exposure to these assets. Net charge-offs decreased $1.3 billion (32.0 percent) in 2011 from 2010, due to the improvement in the commercial, commercial real estate, credit card and other retail loan portfolios.

Refer to “Corporate Risk Profile” for further information on the provision for credit losses, net charge-offs, nonperforming assets and other factors considered by the Company in assessing the credit quality of the loan portfolio and establishing the allowance for credit losses.

Noninterest Income Noninterest income in 2012 was $9.3 billion, compared with $8.8 billion in 2011 and $8.4 billion in 2010. The $559 million (6.4 percent) increase in 2012 over 2011 was due to strong mortgage banking revenue growth of 96.5 percent, principally due to strong origination and sales revenue, as well as an increase in loan servicing revenue. In addition, merchant processing services revenue and investment products fees and commissions increased 3.0 percent and 16.3 percent, respectively, primarily due to higher transaction volumes. Trust and investment management fees increased 5.5 percent due to improved market conditions and business expansion. Commercial products revenue was 4.4 percent higher, principally driven by increases in high-grade bond underwriting fees and commercial loan fees. Net securities losses were 51.6 percent lower in 2012, compared with 2011, primarily due to higher realized gains on securities sold in 2012. Offsetting these positive variances was a 16.9 percent decrease in credit and debit card revenue due to lower debit card interchange fees as a result of 2011 legislation (estimated impact of $328 million for 2012 and $77 million for 2011), net of mitigation efforts, and the impact of the inclusion of credit card balance transfer fees in interest income beginning in the first quarter of 2012. ATM processing services revenue was lower 23.5 percent, due to excluding surcharge fees the Company passes through to others from revenue, beginning in the first quarter of 2012, rather than reporting those amounts in occupancy expense as in previous periods. Other income also decreased 26.5 percent, primarily due to the 2011 merchant settlement gain, gain on the FCB acquisition and gains related to the Company’s investment in Visa Inc., and a 2012 equity-method investment charge, partially offset by a 2012 gain on the sale of a credit card portfolio.

TABLE 4	Noninterest Income

Year Ended December 31 (Dollars in Millions)	2012	2011	2010	2012 v 2011	2011 v 2010
Credit and debit card revenue	$892	$1,073	$1,091	(16.9)%	(1.6)%
Corporate payment products revenue	744	734	710	1.4	3.4
Merchant processing services	1,395	1,355	1,253	3.0	8.1
ATM processing services	346	452	423	(23.5)	6.9
Trust and investment management fees	1,055	1,000	1,080	5.5	(7.4)
Deposit service charges	653	659	710	(.9)	(7.2)
Treasury management fees	541	551	555	(1.8)	(.7)
Commercial products revenue	878	841	771	4.4	9.1
Mortgage banking revenue	1,937	986	1,003	96.5	(1.7)
Investment products fees and commissions	150	129	111	16.3	16.2
Securities gains (losses), net	(15)	(31)	(78)	51.6	60.3
Other	743	1,011	731	(26.5)	38.3
Total noninterest income	$9,319	$8,760	$8,360	6.4%	4.8%

U.S. BANCORP	25

The $400 million (4.8 percent) increase in noninterest income in 2011 over 2010 was due to higher payments-related revenues of 3.5 percent due to growth in transaction volumes and new business initiatives, partially offset by a decline in credit and debit card revenue due to the impact of legislative changes to debit card interchange fees beginning in the fourth quarter of 2011; higher ATM processing services income of 6.9 percent largely due to increased transaction volumes; an increase in commercial products revenue of 9.1 percent due to higher commercial leasing revenue, syndication fees and other commercial loan fees; a 16.2 percent increase in investment products fees and commissions due to business initiatives; and lower net securities losses of 60.3 percent, primarily due to lower impairments and an increase in other income. The increase in other income of 38.3 percent reflected the 2011 merchant settlement gain, the gain on the FCB acquisition and gains related to the Company’s investment in Visa Inc., in addition to higher retail lease residual revenue, partially offset by a gain recognized on the exchange of the Company’s proprietary long-term mutual fund business for an equity interest in Nuveen Investments in 2010. Offsetting these positive variances was a decrease in deposit service charges of 7.2 percent as a result of 2010 legislative and pricing changes. Trust and investment management fees declined 7.4 percent as a result of the sale of the Company’s proprietary long-term mutual fund business and lower money market investment management fees, due to the low interest rate environment, partially offset by the positive impact of a securitization trust administration acquisition and improved equity market conditions. Mortgage banking revenue decreased 1.7 percent, principally due to lower origination and sales revenue, partially offset by higher loan servicing revenue and a favorable net change in the valuation of mortgage servicing rights (“MSRs”) and related economic hedging activities.

Noninterest Expense Noninterest expense in 2012 was $10.5 billion, compared with $9.9 billion in 2011 and $9.4 billion in 2010. The Company’s efficiency ratio was 51.5 percent in 2012, compared with 51.8 percent in 2011. The $545 million (5.5 percent) increase in noninterest expense in 2012 over 2011 was principally due to higher compensation expense, employee benefits expense and professional services expense. Compensation expense increased 6.9 percent, primarily as a result of growth in staffing for business initiatives and mortgage servicing-related activities, in addition to higher commissions and merit increases. Employee benefits expense increased 11.8 percent principally due to higher pension and medical insurance costs and staffing levels. Professional services expense increased 38.4 percent principally due to mortgage servicing review-related projects. Technology and communications expense was 8.3 percent higher due to business expansion and technology projects. Other expense increased 2.2 percent in 2012, from 2011, reflecting the $80 million expense accrual for a mortgage foreclosure-related regulatory settlement, higher regulatory and insurance-related costs and an accrual recorded by the Company related to its portion of obligations associated with Visa Inc., partially offset by a $130 million expense accrual related to mortgage servicing matters recorded in 2011, lower FDIC assessments and lower costs related to other real estate owned. These increases were partially offset by a decrease of 8.2 percent in net occupancy and equipment expense, principally reflecting the change in presentation of ATM surcharge revenue passed through to others, and a 8.4 percent decrease in other intangibles expense due to the reduction or completion of amortization of certain intangibles.

The $528 million (5.6 percent) increase in noninterest expense in 2011 over 2010 was principally due to increased compensation, employee benefits, net occupancy and equipment, and professional services expenses, partially offset by a decrease in other intangibles expense. Compensation expense increased 6.9 percent, primarily due to an increase in

TABLE 5	Noninterest Expense

Year Ended December 31 (Dollars in Millions)	2012	2011	2010	2012 v 2011	2011 v 2010
Compensation	$4,320	$4,041	$3,779	6.9%	6.9%
Employee benefits	945	845	694	11.8	21.8
Net occupancy and equipment	917	999	919	(8.2)	8.7
Professional services	530	383	306	38.4	25.2
Marketing and business development	388	369	360	5.1	2.5
Technology and communications	821	758	744	8.3	1.9
Postage, printing and supplies	304	303	301	.3	.7
Other intangibles	274	299	367	(8.4)	(18.5)
Other	1,957	1,914	1,913	2.2	.1
Total noninterest expense	$10,456	$9,911	$9,383	5.5%	5.6%
Efficiency ratio (a)	51.5%	51.8%	51.5%
(a)	Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding securities gains (losses), net.

26	U.S. BANCORP

staffing related to branch expansion and other business initiatives, and merit increases. Employee benefits expense increased 21.8 percent due to higher pension costs and the impact of additional staffing. Net occupancy and equipment expense increased 8.7 percent, principally due to business expansion and technology initiatives. Professional services expense increased 25.2 percent due to mortgage servicing-related and other projects across multiple business lines. Other intangibles expense decreased 18.5 percent due to the reduction or completion of amortization of certain intangibles. Other expense was essentially flat and reflected the $130 million expense accrual related to mortgage servicing matters recorded in 2011, offset by lower conversion costs and insurance and litigation related costs.

Pension Plans Because of the long-term nature of pension plans, the related accounting is complex and can be impacted by several factors, including investment funding policies, accounting methods and actuarial assumptions.

The Company’s pension accounting reflects the long-term nature of the benefit obligations and the investment horizon of plan assets. Amounts recorded in the financial statements reflect actuarial assumptions about participant benefits and plan asset returns. Changes in actuarial assumptions and differences in actual plan experience compared with actuarial assumptions are deferred and recognized in expense in future periods. Differences related to participant benefits are recognized in expense over the future service period of the employees. Differences related to the expected return on plan assets are included in expense over a period of approximately twelve years.

The Company expects pension expense to increase $158 million in 2013, primarily driven by a $92 million increase related to a decrease in the discount rate, a $51 million increase related to the recognition of deferred actuarial losses from previous years and a $12 million increase related to lower future expected returns on plan assets. If performance of plan assets equals the actuarially-assumed long-term expected return, the cumulative asset return difference not yet being amortized will not have a significant incremental impact on pension expense in future years. Because of the complexity of forecasting pension plan activities, the accounting methods utilized for pension plans, the Company’s ability to respond to factors affecting the plans and the hypothetical nature of actuarial assumptions, actual pension expense will differ from these amounts.

Refer to Note 16 of the Notes to the Consolidated Financial Statements for further information on the Company’s pension plan funding practices, investment policies and asset allocation strategies, and accounting policies for pension plans.

The following table shows an analysis of hypothetical changes in the long-term rate of return (“LTROR”) and discount rate:

LTROR (Dollars in Millions)	Down 100 Basis Points	Up 100 Basis Points
Incremental benefit (expense)	$(24)	$24
Percent of 2012 net income	(.26)%	.26%
Discount Rate (Dollars in Millions)	Down 100 Basis Points	Up 100 Basis Points
Incremental benefit (expense)	$(115)	$92
Percent of 2012 net income	(1.26)%	1.01%

Income Tax Expense The provision for income taxes was $2.2 billion (an effective rate of 28.9 percent) in 2012, compared with $1.8 billion (an effective rate of 27.8 percent) in 2011 and $935 million (an effective rate of 22.3 percent) in 2010. The increase in the effective tax rate over 2011 principally reflected the impact of higher pretax earnings year-over-year.

For further information on income taxes, refer to Note 18 of the Notes to Consolidated Financial Statements.

Balance Sheet Analysis

Average earning assets were $306.3 billion in 2012, compared with $283.3 billion in 2011. The increase in average earning assets of $23.0 billion (8.1 percent) was primarily due to an increase in loan balances of $13.9 billion (6.9 percent) and planned increases in investment securities of $8.9 billion (13.9 percent).

For average balance information, refer to Consolidated Daily Average Balance Sheet and Related Yields and Rates on pages 142 and 143.

Loans The Company’s loan portfolio was $223.3 billion at December 31, 2012, an increase of $13.5 billion (6.4 percent) from December 31, 2011. The increase was driven by growth in commercial loans of $9.6 billion (16.9 percent), residential mortgages of $6.9 billion (18.7 percent) and commercial real estate loans of $1.1 billion (3.1 percent), partially offset by decreases in covered loans of $3.5 billion (23.5 percent), credit card loans of $245 million (1.4 percent), reflecting the impact of the sale of a branded portfolio in 2012, and other retail loans of $395 million (.8 percent). Table 6 provides a summary of the loan distribution by product type, while Table 12 provides a summary of the selected loan maturity distribution by loan category. Average total loans increased $13.9 billion (6.9 percent) in 2012, compared with 2011. The increase was due to growth in most loan portfolio classes in 2012.

U.S. BANCORP	27

Commercial Commercial loans, including lease financing, increased $9.6 billion (16.9 percent) as of December 31, 2012, compared with December 31, 2011. Average commercial loans increased $9.2 billion (17.9 percent) in 2012, compared with 2011. The growth was primarily driven by higher demand from new and existing customers. Table 7 provides a summary of commercial loans by industry and geographical locations.

Commercial Real Estate The Company’s portfolio of commercial real estate loans, which includes commercial mortgages and construction and development loans, increased $1.1 billion (3.1 percent) at December 31, 2012, compared with December 31, 2011. Average commercial real estate loans increased $991 million (2.8 percent) in 2012, compared with 2011. The increases reflected higher demand from new and existing customers. Table 8 provides a summary of commercial real estate loans by property type and geographical location. The collateral for $1.7 billion of commercial real estate loans included in covered loans at December 31, 2012 was in California, compared with $2.5 billion at December 31, 2011.

The Company classifies loans as construction loans until the completion of the construction phase. Following construction, if permanent financing is provided by the Company, the loan is reclassified to the commercial mortgage category. In 2012, approximately $978 million of construction loans were reclassified to the commercial mortgage category for bridge financing after completion of the construction phase. At December 31, 2012 and 2011, $225 million and $289 million, respectively, of tax-exempt industrial development loans were secured by real estate. The Company’s commercial mortgage and construction and development loans had unfunded commitments of $9.0 billion and $7.0 billion at December 31, 2012 and 2011, respectively.

The Company also finances the operations of real estate developers and other entities with operations related to real estate. These loans are not secured directly by real estate but are subject to terms and conditions similar to commercial loans. These loans were included in the commercial loan category and totaled $3.1 billion and $1.9 billion at December 31, 2012 and 2011, respectively.

TABLE 6	Loan Portfolio Distribution

	2012		2011		2010		2009		2008
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Commercial
Commercial	$60,742	27.2%	$50,734	24.2%	$42,272	21.5%	$42,255	21.7%	$49,759	26.9%
Lease financing	5,481	2.5	5,914	2.8	6,126	3.1	6,537	3.4	6,859	3.7
Total commercial	66,223	29.7	56,648	27.0	48,398	24.6	48,792	25.1	56,618	30.6
Commercial Real Estate
Commercial mortgages	31,005	13.9	29,664	14.1	27,254	13.8	25,306	13.0	23,434	12.7
Construction and development	5,948	2.6	6,187	3.0	7,441	3.8	8,787	4.5	9,779	5.3
Total commercial real estate	36,953	16.5	35,851	17.1	34,695	17.6	34,093	17.5	33,213	18.0
Residential Mortgages
Residential mortgages	32,648	14.6	28,669	13.7	24,315	12.3	20,581	10.6	18,232	9.9
Home equity loans, first liens	11,370	5.1	8,413	4.0	6,417	3.3	5,475	2.8	5,348	2.9
Total residential mortgages	44,018	19.7	37,082	17.7	30,732	15.6	26,056	13.4	23,580	12.8
Credit Card	17,115	7.7	17,360	8.3	16,803	8.5	16,814	8.6	13,520	7.3
Other Retail
Retail leasing	5,419	2.4	5,118	2.4	4,569	2.3	4,568	2.3	5,126	2.8
Home equity and second mortgages	16,726	7.5	18,131	8.6	18,940	9.6	19,439	10.0	19,177	10.3
Revolving credit	3,332	1.5	3,344	1.6	3,472	1.8	3,506	1.8	3,205	1.7
Installment	5,463	2.4	5,348	2.6	5,459	2.8	5,455	2.8	5,525	3.0
Automobile	12,593	5.6	11,508	5.5	10,897	5.5	9,544	4.9	9,212	5.0
Student	4,179	1.9	4,658	2.2	5,054	2.5	4,629	2.4	4,603	2.5
Total other retail	47,712	21.3	48,107	22.9	48,391	24.5	47,141	24.2	46,848	25.3
Total loans, excluding covered loans	212,021	94.9	195,048	93.0	179,019	90.8	172,896	88.8	173,779	94.0
Covered Loans	11,308	5.1	14,787	7.0	18,042	9.2	21,859	11.2	11,176	6.0
Total loans	$223,329	100.0%	$209,835	100.0%	$197,061	100.0%	$194,755	100.0%	$184,955	100.0%

28	U.S. BANCORP

TABLE 7	Commercial Loans by Industry Group and Geography

	December 31, 2012		December 31, 2011
(Dollars in Millions)	Loans	Percent	Loans	Percent
Industry Group
Manufacturing	$9,518	14.4%	$8,085	14.3%
Finance and insurance	6,579	9.9	5,749	10.1
Wholesale trade	6,297	9.5	5,485	9.7
Real estate, rental and leasing	5,855	8.8	4,229	7.5
Retail trade	4,735	7.2	3,683	6.5
Healthcare and social assistance	4,733	7.1	3,850	6.8
Public administration	4,709	7.1	3,695	6.5
Transport and storage	2,549	3.9	2,409	4.3
Information	2,203	3.3	2,115	3.7
Professional, scientific and technical services	2,185	3.3	1,932	3.4
Arts, entertainment and recreation	2,124	3.2	2,046	3.6
Mining	2,122	3.2	1,987	3.5
Educational services	1,964	3.0	1,422	2.5
Other services	1,670	2.5	1,760	3.1
Agriculture, forestry, fishing and hunting	1,553	2.4	1,429	2.5
Utilities	1,390	2.1	1,272	2.3
Other	6,037	9.1	5,500	9.7
Total	$66,223	100.0%	$56,648	100.0%
Geography
California	$8,081	12.2%	$6,664	11.8%
Colorado	2,722	4.1	2,292	4.0
Illinois	3,544	5.3	3,110	5.5
Minnesota	4,720	7.1	3,968	7.0
Missouri	2,922	4.4	2,499	4.4
Ohio	3,240	4.9	3,050	5.4
Oregon	1,792	2.7	1,514	2.7
Washington	2,626	4.0	2,568	4.5
Wisconsin	2,727	4.1	2,357	4.2
Iowa, Kansas, Nebraska, North Dakota, South Dakota	4,244	6.4	3,586	6.3
Arkansas, Indiana, Kentucky, Tennessee	3,545	5.4	3,246	5.7
Idaho, Montana, Wyoming	1,096	1.7	1,113	2.0
Arizona, Nevada, New Mexico, Utah	2,435	3.7	2,351	4.1
Total banking region	43,694	66.0	38,318	67.6
Florida, Michigan, New York, Pennsylvania, Texas	11,082	16.7	9,204	16.3
All other states	11,447	17.3	9,126	16.1
Total outside Company’s banking region	22,529	34.0	18,330	32.4
Total	$66,223	100.0%	$56,648	100.0%

Residential Mortgages Residential mortgages held in the loan portfolio at December 31, 2012, increased $6.9 billion (18.7 percent) over December 31, 2011. Average residential mortgages increased $6.6 billion (19.5 percent) in 2012, compared with 2011. The growth reflected origination and refinancing activity due to the low interest rate environment. Residential mortgages originated and placed in the Company’s loan portfolio are primarily well secured jumbo mortgages to borrowers with high credit quality. The Company generally retains portfolio loans through maturity; however, the Company’s intent may change over time based upon various factors such as ongoing asset/liability management activities, assessment of product profitability, credit risk, liquidity needs, and capital implications. If the Company’s intent or ability to hold an existing portfolio loan changes, it is transferred to loans held for sale.

Credit Card Total credit card loans decreased $245 million (1.4 percent) at December 31, 2012, compared with December 31, 2011, reflecting the impact of the sale of a branded credit card portfolio during the third quarter of 2012 and customers paying down their balances. Average credit card balances increased $569 million (3.5 percent) in 2012, compared with 2011, reflecting the impact of the purchase of a credit card portfolio in the fourth quarter of 2011, partially offset by the portfolio sale in the third quarter of 2012.

U.S. BANCORP	29

TABLE 8	Commercial Real Estate Loans by Property Type and Geography

	December 31, 2012		December 31, 2011
(Dollars in Millions)	Loans	Percent	Loans	Percent
Property Type
Business owner occupied	$11,405	30.9%	$11,756	32.8%
Commercial property
Industrial	1,586	4.3	1,561	4.4
Office	4,833	13.1	4,590	12.8
Retail	4,537	12.3	4,402	12.3
Other commercial	3,735	10.1	3,632	10.1
Homebuilders
Condominiums	146	.4	283	.8
Other residential	996	2.7	988	2.8
Multi-family	6,857	18.5	6,293	17.5
Hotel/motel	2,569	6.9	2,041	5.7
Health care facilities	289	.8	305	.8
Total	$36,953	100.0%	$35,851	100.0%
Geography
California	$8,039	21.8%	$7,634	21.3%
Colorado	1,644	4.5	1,569	4.4
Illinois	1,555	4.2	1,411	3.9
Minnesota	1,958	5.3	1,891	5.3
Missouri	1,560	4.2	1,599	4.4
Ohio	1,512	4.1	1,436	4.0
Oregon	1,921	5.2	1,961	5.5
Washington	3,586	9.7	3,540	9.9
Wisconsin	2,011	5.4	1,892	5.3
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,349	6.4	2,295	6.4
Arkansas, Indiana, Kentucky, Tennessee	1,886	5.1	1,736	4.8
Idaho, Montana, Wyoming	1,156	3.1	1,183	3.3
Arizona, Nevada, New Mexico, Utah	2,958	8.0	3,189	8.9
Total banking region	32,135	87.0	31,336	87.4
Florida, Michigan, New York, Pennsylvania, Texas	2,405	6.5	2,470	6.9
All other states	2,413	6.5	2,045	5.7
Total outside Company’s banking region	4,818	13.0	4,515	12.6
Total	$36,953	100.0%	$35,851	100.0%

Other Retail Total other retail loans, which include retail leasing, home equity and second mortgages and other retail loans, decreased $395 million (.8 percent) at December 31, 2012, compared with December 31, 2011. Average other retail loans decreased $261 million (.5 percent) in 2012, compared with 2011. The decreases were primarily due to lower home equity and second mortgages and student loan balances, partially offset by higher automobile and installment loans, and retail leasing balances.

30	U.S. BANCORP

TABLE 9	Residential Mortgages by Geography

	December 31, 2012		December 31, 2011
(Dollars in Millions)	Loans	Percent	Loans	Percent
California	$6,022	13.7%	$4,339	11.7%
Colorado	2,674	6.1	2,354	6.3
Illinois	2,882	6.5	2,560	6.9
Minnesota	3,521	8.0	2,955	8.0
Missouri	2,064	4.7	1,849	5.0
Ohio	2,301	5.2	2,051	5.5
Oregon	1,836	4.2	1,541	4.2
Washington	2,543	5.8	2,101	5.7
Wisconsin	1,482	3.4	1,325	3.6
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,049	4.6	1,759	4.7
Arkansas, Indiana, Kentucky, Tennessee	3,233	7.3	2,822	7.6
Idaho, Montana, Wyoming	989	2.2	825	2.2
Arizona, Nevada, New Mexico, Utah	2,753	6.3	2,281	6.2
Total banking region	34,349	78.0	28,762	77.6
Florida, Michigan, New York, Pennsylvania, Texas	4,329	9.9	3,819	10.3
All other states	5,340	12.1	4,501	12.1
Total outside Company’s banking region	9,669	22.0	8,320	22.4
Total	$44,018	100.0%	$37,082	100.0%

TABLE 10	Credit Card Loans by Geography

	December 31, 2012		December 31, 2011
(Dollars in Millions)	Loans	Percent	Loans	Percent
California	$1,757	10.3%	$1,719	9.9%
Colorado	665	3.9	670	3.9
Illinois	796	4.6	791	4.5
Minnesota	1,196	7.0	1,193	6.9
Missouri	616	3.6	619	3.6
Ohio	1,071	6.3	1,326	7.6
Oregon	597	3.5	623	3.6
Washington	771	4.5	849	4.9
Wisconsin	972	5.7	959	5.5
Iowa, Kansas, Nebraska, North Dakota, South Dakota	862	5.0	863	5.0
Arkansas, Indiana, Kentucky, Tennessee	1,342	7.8	1,353	7.8
Idaho, Montana, Wyoming	352	2.1	377	2.2
Arizona, Nevada, New Mexico, Utah	794	4.6	788	4.5
Total banking region	11,791	68.9	12,130	69.9
Florida, Michigan, New York, Pennsylvania, Texas	2,884	16.8	2,923	16.8
All other states	2,440	14.3	2,307	13.3
Total outside Company’s banking region	5,324	31.1	5,230	30.1
Total	$17,115	100.0%	$17,360	100.0%

U.S. BANCORP	31

TABLE 11	Other Retail Loans by Geography

	December 31, 2012		December 31, 2011
(Dollars in Millions)	Loans	Percent	Loans	Percent
California	$5,545	11.6%	$5,793	12.0%
Colorado	2,068	4.3	2,175	4.5
Illinois	2,232	4.7	2,233	4.6
Minnesota	4,113	8.6	4,400	9.2
Missouri	2,234	4.7	2,170	4.5
Ohio	2,628	5.5	2,620	5.5
Oregon	1,748	3.7	1,851	3.9
Washington	1,954	4.1	2,058	4.3
Wisconsin	1,845	3.9	1,907	4.0
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,465	5.2	2,522	5.2
Arkansas, Indiana, Kentucky, Tennessee	2,772	5.8	2,765	5.8
Idaho, Montana, Wyoming	1,071	2.2	1,125	2.3
Arizona, Nevada, New Mexico, Utah	2,080	4.4	2,135	4.4
Total banking region	32,755	68.7	33,754	70.2
Florida, Michigan, New York, Pennsylvania, Texas	6,957	14.6	6,493	13.5
All other states	8,000	16.7	7,860	16.3
Total outside Company’s banking region	14,957	31.3	14,353	29.8
Total	$47,712	100.0%	$48,107	100.0%

Of the total residential mortgages, credit card and other retail loans outstanding at December 31, 2012, approximately 72.5 percent were to customers located in the Company’s primary banking region. Tables 9, 10 and 11 provide a geographic summary of residential mortgages, credit card loans and other retail loans outstanding, respectively, as of December 31, 2012 and 2011. The collateral for $5.1 billion of residential mortgages and other retail loans included in covered loans at December 31, 2012 was in California, compared with $5.2 billion at December 31, 2011.

Loans Held for Sale Loans held for sale, consisting primarily of residential mortgages to be sold in the secondary market, were $8.0 billion at December 31, 2012, compared with $7.2 billion at December 31, 2011. The increase in loans held for sale was principally due to an increase in mortgage loan origination and refinancing activity due to the low interest rate environment.

Most of the residential mortgage loans the Company originates follow guidelines that allow the loans to be sold into existing, highly liquid secondary markets; in particular in government agency transactions and to government sponsored enterprises (“GSEs”).

TABLE 12	Selected Loan Maturity Distribution

At December 31, 2012 (Dollars in Millions)	One Year or Less	Over One Through Five Years	Over Five Years	Total
Commercial	$24,339	$38,471	$3,413	$66,223
Commercial real estate	8,379	22,007	6,567	36,953
Residential mortgages	2,187	6,531	35,300	44,018
Credit card	17,115	—	—	17,115
Other retail	8,854	25,618	13,240	47,712
Covered loans	2,469	3,080	5,759	11,308
Total loans	$63,343	$95,707	$64,279	$223,329
Total of loans due after one year with
Predetermined interest rates				$74,680
Floating interest rates				$85,306

32	U.S. BANCORP

TABLE 13	Investment Securities

	Available-for-Sale				Held-to-Maturity
At December 31, 2012 (Dollars in Millions)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield (e)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield (e)
U.S. Treasury and Agencies
Maturing in one year or less	$960	$961	.8	1.42%	$501	$503	.7	.90%
Maturing after one year through five years	95	98	1.9	1.61	1,995	2,015	1.3	1.01
Maturing after five years through ten years	155	165	7.4	3.11	598	603	9.5	1.78
Maturing after ten years	1	2	14.7	4.15	60	60	12.2	1.86
Total	$1,211	$1,226	1.8	1.65%	$3,154	$3,181	3.0	1.16%
Mortgage-Backed Securities (a)
Maturing in one year or less	$2,749	$2,762	.6	1.64%	$296	$297	.6	1.53%
Maturing after one year through five years	22,736	23,409	3.2	2.35	29,419	29,942	3.2	2.05
Maturing after five years through ten years	4,177	4,200	6.0	1.96	1,294	1,309	6.4	1.49
Maturing after ten years	290	296	12.7	1.78	58	58	10.3	1.21
Total	$29,952	$30,667	3.5	2.23%	$31,067	$31,606	3.3	2.02%
Asset-Backed Securities (a)
Maturing in one year or less	$7	$9	–	.21%	$–	$4	.2	1.26%
Maturing after one year through five years	36	46	3.4	6.31	11	10	3.3	.65
Maturing after five years through ten years	568	579	7.4	2.33	8	9	6.6	.67
Maturing after ten years	–	–	18.6	5.83	7	16	22.3	.78
Total	$611	$634	7.1	2.54%	$26	$39	9.5	.70%
Obligations of State and Political Subdivisions (b) (c)
Maturing in one year or less	$24	$24	.3	7.68%	$–	$–	.7	6.77%
Maturing after one year through five years	5,293	5,646	3.5	6.73	5	6	3.0	7.50
Maturing after five years through ten years	729	772	7.8	5.85	3	3	8.6	7.36
Maturing after ten years	13	13	17.0	16.15	12	12	14.8	5.33
Total	$6,059	$6,455	4.1	6.65%	$20	$21	10.8	6.16%
Other Debt Securities
Maturing in one year or less	$55	$55	.1	6.45%	$2	$2	.3	1.03%
Maturing after one year through five years	6	6	1.2	1.15	94	91	3.2	1.23
Maturing after five years through ten years	–	–	–	–	26	12	7.8	1.05
Maturing after ten years	759	676	22.3	2.90	–	–	–	–
Total	$820	$737	20.6	3.12%	$122	$105	4.2	1.19%
Other Investments	$387	$420	17.0	2.53%	$–	$–	–	–%
Total investment securities (d)	$39,040	$40,139	4.1	2.93%	$34,389	$34,952	3.3	1.94%

(a)	Information related to asset and mortgage-backed securities included above is presented based upon weighted-average maturities anticipating future prepayments.
(b)	Information related to obligations of state and politcal subdivisions is presented based upon yield to first optional call date if the security is purchased at a premium, yield to maturity if purchased at par or a discount.
(c)	Maturity calculations for obligations of state and politicial subdivisions are based on the first optional call date for securities with a fair value above par and contractual maturity for securities with a fair value equal to or below par.
(d)	The weighted-average maturity of the available-for-sale investment securities was 5.2 years at December 31, 2011, with a corresponding weighted-average yield of 3.19 percent. The weighted-average maturity of the held-to-maturity investment securities was 3.9 years at December 31, 2011, with a corresponding weighted-average yield of 2.21 percent.
(e)	Average yields are presented on a fully-taxable equivalent basis under a tax rate of 35 percent. Yields on available-for-sale and held-to-maturity investment securities are computed based on amortized cost balances, excluding any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity. Average yield and maturity calculations exclude equity securities that have no stated yield or maturity.

	2012		2011
At December 31 (Dollars in Millions)	Amortized Cost	Percent of Total	Amortized Cost	Percent of Total
U.S. Treasury and agencies	$4,365	5.9%	$3,605	5.1%
Mortgage-backed securities	61,019	83.1	57,561	82.0
Asset-backed securities	637	.9	949	1.4
Obligations of state and political subdivisions	6,079	8.3	6,417	9.1
Other debt securities and investments	1,329	1.8	1,701	2.4
Total investment securities	$73,429	100.0%	$70,233	100.0%

U.S. BANCORP	33

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

Investment securities totaled $74.5 billion at December 31, 2012, compared with $70.8 billion at December 31, 2011. The $3.7 billion (5.2 percent) increase primarily reflected $3.1 billion of net investment purchases and a $517 million favorable change in net unrealized gains (losses) on available-for-sale investment securities. Held-to-maturity securities were $34.4 billion at December 31, 2012, compared with $18.9 billion at December 31, 2011, due to the transfer of approximately $11.7 billion of available-for-sale investment securities to the held-to-maturity category during 2012, reflecting the Company’s intent to hold those securities to maturity, and growth in government agency mortgage-backed securities as the Company increased its on-balance sheet liquidity in response to anticipated regulatory requirements.

Average investment securities were $72.5 billion in 2012, compared with $63.6 billion in 2011. The weighted-average yield of the available-for-sale portfolio was 2.93 percent at December 31, 2012, compared with 3.19 percent at December 31, 2011. The average maturity of the available-for-sale portfolio was 4.1 years at December 31, 2012, compared with 5.2 years at December 31, 2011. The weighted-average yield of the held-to-maturity portfolio was 1.94 percent at December 31, 2012, compared with 2.21 percent at December 31, 2011. The average maturity of the held-to-maturity portfolio was 3.3 years at December 31, 2012, compared with 3.9 years at December 31, 2011. Investment securities by type are shown in Table 13.

The Company’s available-for-sale securities are carried at fair value with changes in fair value reflected in other comprehensive income (loss) unless a security is deemed to be other-than-temporarily impaired. At December 31, 2012, the Company’s net unrealized gains on available-for-sale securities were $1.1 billion, compared with $581 million at December 31, 2011. The favorable change in net unrealized gains was primarily due to increases in the fair value of non-agency mortgage-backed and state and political securities. Gross unrealized losses on available-for-sale securities totaled $147 million at December 31, 2012, compared with $691 million at December 31, 2011.

The Company conducts a regular assessment of its investment portfolio to determine whether any securities are other-than-temporarily impaired. When assessing unrealized losses for other-than-temporary impairment, the Company considers the nature of the investment, the financial condition of the issuer, the extent and duration of unrealized loss, expected cash flows of underlying assets and market conditions. At December 31, 2012, the Company had no plans to sell securities with unrealized losses and believes it is more likely than not that it would not be required to sell such securities before recovery of their amortized cost.

There is limited market activity for non-agency mortgage-backed securities held by the Company. As a result, the Company estimates the fair value of these securities using estimates of expected cash flows, discount rates and management’s assessment of various other market factors, which are judgmental in nature. The Company recorded $46 million of impairment charges in earnings during 2012 on non-agency mortgage-backed securities. These impairment charges were due to changes in expected cash flows primarily resulting from increases in defaults in the underlying mortgage pools. During 2012, the Company also recognized impairment charges of $27 million in earnings related to certain perpetual preferred securities issued by financial institutions, following the downgrades of money center banks by a rating agency. The unrealized loss on perpetual preferred securities in a loss position at December 31, 2012, was $14 million. Further adverse changes in market conditions may result in additional impairment charges in future periods.

During 2011, the Company recorded $35 million of impairment charges in earnings predominately on non-agency mortgage-backed securities. These impairment charges were due to changes in expected cash flows primarily resulting from increases in defaults in the underlying mortgage pools.

Refer to Notes 4 and 20 in the Notes to Consolidated Financial Statements for further information on investment securities.

34	U.S. BANCORP

TABLE 14	Deposits

The composition of deposits was as follows:

	2012		2011		2010		2009		2008
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Noninterest-bearing deposits	$74,172	29.8%	$68,579	29.7%	$45,314	22.2%	$38,186	20.8%	$37,494	23.5%
Interest-bearing deposits
Interest checking	50,430	20.2	45,933	19.9	43,183	21.2	38,436	21.0	32,254	20.2
Money market savings	50,987	20.5	45,854	19.9	46,855	22.9	40,848	22.3	26,137	16.4
Savings accounts	30,811	12.4	28,018	12.1	24,260	11.9	16,885	9.2	9,070	5.7
Total of savings deposits	132,228	53.1	119,805	51.9	114,298	56.0	96,169	52.5	67,461	42.3
Time certificates of deposit less than $100,000	13,744	5.5	14,952	6.5	15,083	7.4	18,966	10.4	18,425	11.7
Time deposits greater than $100,000
Domestic	12,148	4.8	12,583	5.4	12,330	6.0	16,858	9.2	20,791	13.0
Foreign	16,891	6.8	14,966	6.5	17,227	8.4	13,063	7.1	15,179	9.5
Total interest-bearing deposits	175,011	70.2	162,306	70.3	158,938	77.8	145,056	79.2	121,856	76.5
Total deposits	$249,183	100.0%	$230,885	100.0%	$204,252	100.0%	$183,242	100.0%	$159,350	100.0%

The maturity of time deposits was as follows:

At December 31, 2012 (Dollars in Millions)	Certificates Less Than $100,000	Time Deposits Greater Than $100,000	Total
Three months or less	$1,512	$18,963	$20,475
Three months through six months	1,911	1,595	3,506
Six months through one year	3,215	2,197	5,412
2014	3,584	2,949	6,533
2015	1,769	1,775	3,544
2016	1,061	937	1,998
2017	688	619	1,307
Thereafter	4	4	8
Total	$13,744	$29,039	$42,783

Deposits Total deposits were $249.2 billion at December 31, 2012, compared with $230.9 billion at December 31, 2011. The $18.3 billion (7.9 percent) increase in total deposits reflected organic growth in core deposits due to the overall “flight-to-quality” by customers. Average total deposits increased $22.6 billion (10.6 percent) over 2011 due to increases in noninterest-bearing and total savings account balances, reflecting organic growth.

Noninterest-bearing deposits at December 31, 2012, increased $5.6 billion (8.2 percent) over December 31, 2011. Average noninterest-bearing deposits increased $13.4 billion (24.9 percent) in 2012, compared with 2011. The increases were due to growth in balances in the majority of the lines of business, including Wholesale Banking and Commercial Real Estate, Wealth Management and Securities Services, and Consumer and Small Business Banking.

Interest-bearing savings deposits increased $12.4 billion (10.4 percent) at December 31, 2012, compared with December 31, 2011. The increase in these deposit balances was related to increases in money market savings, interest checking and savings account balances. The $5.1 billion (11.2 percent) increase in money market savings account balances was primarily due to higher Wholesale Banking and Commercial Real Estate, and corporate trust balances. The $4.5 billion (9.8 percent) increase in interest checking account balances was primarily due to higher Consumer and Small Business Banking and broker-dealer balances, partially offset by lower Wholesale Banking and Commercial Real Estate balances. The $2.8 billion (10.0 percent) increase in savings account balances reflected continued strong participation in a savings product offered by Consumer and Small Business Banking that includes multiple bank products in a package. Average interest-bearing savings deposits in 2012 increased $7.3 billion (6.4 percent), compared with 2011, primarily due to growth in Consumer and Small Business Banking and corporate trust balances, partially offset by lower government banking and broker-dealer balances.

Interest-bearing time deposits at December 31, 2012, increased $282 million (.7 percent), compared with December 31, 2011, driven by an increase in time deposits greater than $100,000, partially offset by a decrease in time certificates of deposit less than $100,000. Time deposits greater than

U.S. BANCORP	35

$100,000 increased $1.5 billion (5.4 percent) at December 31, 2012, compared with December 31, 2011. Average time deposits greater than $100,000 in 2012 increased $2.6 billion (8.8 percent), compared with 2011. Time deposits greater than $100,000 are managed as an alternative to other funding sources such as wholesale borrowing, based largely on relative pricing. Time certificates of deposit less than $100,000 decreased $1.2 billion (8.1 percent) at December 31, 2012, compared with December 31, 2011. Average time certificates of deposit less than $100,000 in 2012 decreased $728 million (4.8 percent), compared with 2011. The decreases were the result of lower Consumer and Small Business Banking balances.

Borrowings The Company utilizes both short-term and long-term borrowings as part of its asset/liability management and funding strategies. Short-term borrowings, which include federal funds purchased, commercial paper, repurchase agreements, borrowings secured by high-grade assets and other short-term borrowings, were $26.3 billion at December 31, 2012, compared with $30.5 billion at December 31, 2011. The $4.2 billion (13.7 percent) decrease in short-term borrowings reflected reduced borrowing needs by the Company as a result of an increase in deposits.

Long-term debt was $25.5 billion at December 31, 2012, compared with $32.0 billion at December 31, 2011. The $6.5 billion (20.1 percent) decrease was primarily due to repayments and maturities of $3.8 billion of medium-term notes and $1.1 billion of subordinated debt, $2.7 billion of redemptions of junior subordinated debentures and a $3.4 billion decrease in Federal Home Loan Bank (“FHLB”) advances, partially offset by issuances of $1.3 billion of subordinated debt and $2.3 billion of medium-term notes, and a $1.1 billion increase in long-term debt related to certain consolidated variable interest entities. Refer to Note 12 of the Notes to Consolidated Financial Statements for additional information regarding long-term debt and the “Liquidity Risk Management” section for discussion of liquidity management of the Company.

Corporate Risk Profile

Overview Managing risks is an essential part of successfully operating a financial services company. The Company’s most prominent risk exposures are credit, residual value, operational, interest rate, market, liquidity and reputation risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan, investment or derivative contract when it is due. Residual value risk is the potential reduction in the end-of-term value of leased assets. Operational risk includes risks related to fraud, processing errors, technology, breaches of internal controls and in data security, and business continuation and disaster recovery. Operational risk also includes legal and compliance risks, including risks arising from the failure to adhere to laws, rules, regulations and internal policies and procedures. Interest rate risk is the potential reduction of net interest income as a result of changes in interest rates, which can affect the re-pricing of assets and liabilities differently. Market risk arises from fluctuations in interest rates, foreign exchange rates, and security prices that may result in changes in the values of financial instruments, such as trading and available-for-sale securities, certain mortgage loans held for sale, MSRs and derivatives that are accounted for on a fair value basis. Liquidity risk is the possible inability to fund obligations to depositors, investors or borrowers. Further, corporate strategic decisions, as well as the risks described above, could give rise to reputation risk. Reputation risk is the risk that negative publicity or press, whether true or not, could result in costly litigation or cause a decline in the Company’s stock value, customer base, funding sources or revenue. In addition to the risks identified above, other risk factors exist that may impact the Company. Refer to “Risk Factors” beginning on page 145, for a detailed discussion of these factors.

Credit Risk Management The Company’s strategy for credit risk management includes well-defined, centralized credit policies, uniform underwriting criteria, and ongoing risk monitoring and review processes for all commercial and consumer credit exposures. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit examinations and management reviews of loans exhibiting deterioration of credit quality. The Risk Management Committee of the Company’s Board of Directors oversees the Company’s credit risk management process.

In addition, credit quality ratings as defined by the Company, are an important part of the Company’s overall credit risk management and evaluation of its allowance for credit losses. Loans with a pass rating represent those not classified on the Company’s rating scale for problem credits, as minimal risk has been identified. Loans with a special mention or classified rating, including all of the Company’s loans that are 90 days or more past due and still accruing, nonaccrual loans, those considered troubled debt restructurings (“TDRs”), and loans in a junior lien position that are current but are behind a modified or delinquent loan in a first lien position, encompass all loans held by the Company that it considers to have a potential or well-defined weakness that may put full collection of contractual cash flows at risk. The Company’s internal credit quality ratings for consumer loans are primarily based on delinquency and nonperforming status, except for a limited population of larger loans within those portfolios that are individually evaluated. For this limited population, the determination of the internal credit quality rating may also consider collateral value and customer cash flows. The Company obtains recent collateral value estimates for the majority of its residential mortgage and home equity and

36	U.S. BANCORP

second mortgage portfolios, which allows the Company to compute estimated loan-to-value (“LTV”) ratios reflecting current market conditions. These individual refreshed LTV ratios are considered in the determination of the appropriate allowance for credit losses. The decline in housing prices over the past several years has deteriorated the collateral support of the residential mortgage, home equity and second mortgage portfolios. However, the underwriting criteria the Company employs consider the relevant income and credit characteristics of the borrower, such that the collateral is not the primary source of repayment. The Company strives to identify potential problem loans early, record any necessary charge-offs promptly and maintain appropriate allowance levels for probable incurred loan losses. Refer to Notes 1 and 5 in the Notes to Consolidated Financial Statements for further information of the Company’s loan portfolios including internal credit quality ratings.

The Company categorizes its loan portfolio into three segments, which is the level at which it develops and documents a systematic methodology to determine the allowance for credit losses. The Company’s three loan portfolio segments are commercial lending, consumer lending and covered loans. The commercial lending segment includes loans and leases made to small business, middle market, large corporate, commercial real estate, financial institution, and public sector customers. Key risk characteristics relevant to commercial lending segment loans include the industry and geography of the borrower’s business, purpose of the loan, repayment source, borrower’s debt capacity and financial flexibility, loan covenants, and nature of pledged collateral, if any. These risk characteristics, among others, are considered in determining estimates about the likelihood of default by the borrowers and the severity of loss in the event of default. The Company considers these risk characteristics in assigning internal risk ratings to, or forecasting losses on, these loans which are the significant factors in determining the allowance for credit losses for loans in the commercial lending segment.

The consumer lending segment represents loans and leases made to consumer customers including residential mortgages, credit card loans, and other retail loans such as revolving consumer lines, auto loans and leases, student loans, and home equity loans and lines. Home equity or second mortgage loans are junior lien closed-end accounts fully disbursed at origination. These loans typically are fixed rate loans, secured by residential real estate, with a 10 or 15 year fixed payment amortization schedule. Home equity lines are revolving accounts giving the borrower the ability to draw and repay balances repeatedly, up to a maximum commitment, and are secured by residential real estate. These include accounts in either a first or junior lien position. Typical terms on home equity lines are variable rates benchmarked to the prime rate, with a 15-year draw period during which a minimum payment is equivalent to the monthly interest, followed by a 10-year amortization period. At December 31, 2012, substantially all of the Company’s home equity lines were in the draw period. Key risk characteristics relevant to consumer lending segment loans primarily relate to the borrowers’ capacity and willingness to repay and include unemployment rates and other economic factors, customer payment history and in some cases, updated LTV information on real estate based loans. These risk characteristics, among others, are reflected in forecasts of delinquency levels, bankruptcies and losses which are the primary factors in determining the allowance for credit losses for the consumer lending segment.

The covered loan segment represents loans acquired in FDIC-assisted transactions that are covered by loss sharing agreements with the FDIC that greatly reduce the risk of future credit losses to the Company. Key risk characteristics for covered segment loans are consistent with the segment they would otherwise be included in had the loss share coverage not been in place, but consider the indemnification provided by the FDIC.

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

Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments. The Company also engages in non-lending activities that may give rise to credit risk, including derivative transactions for balance sheet hedging purposes, foreign exchange transactions, deposit overdrafts and interest rate swap contracts for customers, investments in securities and other financial assets, and settlement risk, including Automated Clearing House transactions and the processing of credit card transactions for merchants. These activities are subject to credit review, analysis and approval processes.

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

U.S. BANCORP	37

challenges, both domestically and globally. Median home prices declined across most domestic markets, which had a significant adverse impact on the collectability of residential mortgage loans. Residential mortgage delinquencies increased throughout 2008 and 2009. High unemployment levels beginning in 2009, further increased losses in prime-based residential portfolios and credit cards.

Although economic conditions generally have stabilized from the dramatic downturn experienced in 2008 and 2009, and the financial markets have generally improved, business activities across a range of industries continue to face difficulties due to lower consumer confidence and spending, continued elevated unemployment and under-employment, and continued stress in the residential mortgage portfolio. Credit costs peaked for the Company in late 2009 and have trended downward thereafter. The provision for credit losses was lower than net charge-offs by $215 million in 2012 and $500 million in 2011, and exceeded net charge-offs by $175 million in 2010. The $461 million (19.7 percent) decrease in the provision for credit losses in 2012, compared with 2011, reflected improving credit trends and the underlying risk profile of the loan portfolio as economic conditions continued to slowly improve, partially offset by portfolio growth.

Credit Diversification The Company manages its credit risk, in part, through diversification of its loan portfolio and limit setting by product type criteria and concentrations. As part of its normal business activities, the Company offers a broad array of traditional commercial lending products and specialized products such as asset-based lending, commercial lease financing, agricultural credit, warehouse mortgage lending, small business lending, commercial real estate, health care and correspondent banking. The Company also offers an array of consumer lending products, including residential mortgages, credit card loans, automobile loans, retail leases, home equity, revolving credit, lending to students and other consumer loans. These consumer lending products are primarily offered through the branch office network, home mortgage and loan production offices and indirect distribution channels, such as automobile dealers. The Company monitors and manages the portfolio diversification by industry, customer and geography. Table 6 provides information with respect to the overall product diversification and changes in the mix during 2012.

The commercial loan class is diversified among various industries with somewhat higher concentrations in manufacturing, finance and insurance, wholesale trade, and real estate, rental and leasing. Additionally, the commercial loan class is diversified across the Company’s geographical markets with 66.0 percent of total commercial loans within the Company’s Consumer and Small Business Banking markets. Credit relationships outside of the Company’s Consumer and Small Business Banking markets relate to the corporate banking, mortgage banking, auto dealer and leasing businesses, focusing on large national customers and specifically targeted industries. Loans to mortgage banking customers are primarily warehouse lines which are collateralized with the underlying mortgages. The Company regularly monitors its mortgage collateral position to manage its risk exposure. Table 7 provides a summary of significant industry groups and geographical locations of commercial loans outstanding at December 31, 2012 and 2011.

The commercial real estate loan class reflects the Company’s focus on serving business owners within its geographic footprint as well as regional and national investment-based real estate owners and builders. Within the commercial real estate loan class, different property types have varying degrees of credit risk. Table 8 provides a summary of the significant property types and geographical locations of commercial real estate loans outstanding at December 31, 2012 and 2011. At December 31, 2012, approximately 30.9 percent of the commercial real estate loans represented business owner-occupied properties that tend to exhibit less credit risk than non owner-occupied properties. The investment-based real estate mortgages are diversified among various property types with somewhat higher concentrations in multi-family and retail properties. From a geographical perspective, the Company’s commercial real estate loan class is generally well diversified. However, at December 31, 2012, 21.8 percent of the Company’s commercial real estate loans were secured by collateral in California, which has experienced higher delinquency levels and credit quality deterioration due to excess home inventory levels and declining valuations. Included in commercial real estate at year-end 2012 was approximately $804 million in loans related to land held for development and $1.4 billion of loans related to residential and commercial acquisition and development properties. These loans are subject to quarterly monitoring for changes in local market conditions due to a higher credit risk profile. The commercial real estate loan class is diversified across the Company’s geographical markets with 87.0 percent of total commercial real estate loans outstanding at December 31, 2012, within the Company’s Consumer and Small Business Banking markets.

The Company’s consumer lending segment utilizes several distinct business processes and channels to originate consumer credit, including traditional branch lending, indirect lending, portfolio acquisitions, correspondent banks and loan brokers. Each distinct underwriting and origination activity manages unique credit risk characteristics and prices its loan production commensurate with the differing risk profiles.

Residential mortgages represent an important financial product for consumer customers of the Company and are originated through the Company’s branches, loan production offices and a wholesale network of originators. The Company may retain residential mortgage loans it originates on its

38	U.S. BANCORP

balance sheet or sell the loans into the secondary market while retaining the servicing rights and customer relationships. Utilizing the secondary markets enables the Company to effectively reduce its credit and other asset/liability risks. For residential mortgages that are retained in the Company’s portfolio and for home equity and second mortgages, credit risk is also diversified by geography and managed by adherence to LTV and borrower credit criteria during the underwriting process.

The Company estimates updated LTV information quarterly, based on a method that combines automated valuation model updates and relevant home price indices. LTV is the ratio of the loan’s outstanding principal balance to the current estimate of property value. For home equity and second mortgages, combined loan-to-value (“CLTV”) is the combination of the first mortgage original principal balance and the second lien outstanding principal balance, relative to the current estimate of property value. Certain loans do not have a LTV or CLTV, primarily due to lack of availability of relevant automated valuation model and/or home price indices values, or lack of necessary valuation data on acquired loans.

The following tables provide summary information for the LTVs of residential mortgages and home equity and second mortgages by borrower type at December 31, 2012:

Residential mortgages (Dollars in Millions)	Interest Only	Amortizing	Total	Percent of Total
Prime Borrowers
Less than or equal to 80%	$1,864	$25,786	$27,650	76.1%
Over 80% through 90%	458	3,459	3,917	10.8
Over 90% through 100%	369	1,475	1,844	5.1
Over 100%	925	1,877	2,802	7.7
No LTV available	–	116	116	.3
Total	$3,616	$32,713	$36,329	100.0%
Sub-Prime Borrowers
Less than or equal to 80%	$1	$544	$545	34.2%
Over 80% through 90%	2	234	236	14.8
Over 90% through 100%	2	239	241	15.1
Over 100%	8	563	571	35.9
No LTV available	–	–	–	–
Total	$13	$1,580	$1,593	100.0%
Other Borrowers
Less than or equal to 80%	$9	$257	$266	32.3%
Over 80% through 90%	3	176	179	21.8
Over 90% through 100%	3	103	106	12.9
Over 100%	3	268	271	33.0
No LTV available	–	–	–	–
Total	$18	$804	$822	100.0%
Loans Purchased From GNMA Mortgage Pools (a)	$–	$5,274	$5,274	100.0%
Total
Less than or equal to 80%	$1,874	$26,587	$28,461	64.6%
Over 80% through 90%	463	3,869	4,332	9.8
Over 90% through 100%	374	1,817	2,191	5.0
Over 100%	936	2,708	3,644	8.3
No LTV available	–	116	116	.3
Loans purchased from GNMA mortgage pools (a)	–	5,274	5,274	12.0
Total	$3,647	$40,371	$44,018	100.0%

(a)	Represents loans purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose payments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.

Home equity and second mortgages (Dollars in Millions)	Lines	Loans	Total	Percent of Total
Prime Borrowers
Less than or equal to 80%	$7,751	$535	$8,286	52.0%
Over 80% through 90%	2,403	248	2,651	16.6
Over 90% through 100%	1,600	197	1,797	11.3
Over 100%	2,427	458	2,885	18.1
No LTV/CLTV available	289	26	315	2.0
Total	$14,470	$1,464	$15,934	100.0%
Sub-Prime Borrowers
Less than or equal to 80%	$39	$28	$67	18.3%
Over 80% through 90%	17	20	37	10.1
Over 90% through 100%	17	38	55	15.0
Over 100%	42	164	206	56.3
No LTV/CLTV available	–	1	1	.3
Total	$115	$251	$366	100.0%
Other Borrowers
Less than or equal to 80%	$280	$4	$284	66.7%
Over 80% through 90%	64	5	69	16.2
Over 90% through 100%	30	2	32	7.5
Over 100%	32	6	38	8.9
No LTV/CLTV available	3	–	3	.7
Total	$409	$17	$426	100.0%
Total
Less than or equal to 80%	$8,070	$567	$8,637	51.6%
Over 80% through 90%	2,484	273	2,757	16.5
Over 90% through 100%	1,647	237	1,884	11.3
Over 100%	2,501	628	3,129	18.7
No LTV/CLTV available	292	27	319	1.9
Total	$14,994	$1,732	$16,726	100.0%

At December 31, 2012, approximately $1.6 billion of residential mortgages were to customers that may be defined as sub-prime borrowers based on credit scores from independent agencies at loan origination, compared with $1.9 billion at December 31, 2011. In addition to residential mortgages, at December 31, 2012, $.4 billion of home equity and second mortgage loans were to customers that may be defined as sub-prime borrowers, compared with $.5 billion at December 31, 2011. The total amount of consumer lending segment residential mortgage, home equity and second mortgage loans to customers that may be defined as sub-prime borrowers represented only .6 percent of total assets at December 31, 2012, compared with .7 percent at December 31, 2011. The Company considers sub-prime loans to be those made to borrowers with a risk of default significantly higher than those approved for prime lending programs, as reflected in credit scores obtained from independent agencies at loan origination, in addition to other credit underwriting criteria. Sub-prime portfolios include only loans originated according to the Company’s underwriting programs specifically designed to serve customers with weakened credit histories. The sub-prime designation indicators have been and will continue to be subject to re-evaluation over time as borrower characteristics, payment performance and economic conditions change. The sub-prime loans originated during periods from June 2009 and

U.S. BANCORP	39

after are with borrowers who met the Company’s program guidelines and have a credit score that generally is at or below a threshold of 620 to 650 depending on the program. Sub-prime loans originated during periods prior to June 2009 were based upon program level guidelines without regard to credit score.

Covered loans included $1.3 billion in loans with negative-amortization payment options at December 31, 2012, compared with $1.5 billion at December 31, 2011. Other than covered loans, the Company does not have any residential mortgages with payment schedules that would cause balances to increase over time.

Home equity and second mortgages were $16.7 billion at December 31, 2012, compared with $18.1 billion at December 31, 2011, and included $5.1 billion of home equity lines in a first lien position and $11.6 billion of home equity and second mortgage loans and lines in a junior lien position. Loans and lines in a junior lien position at December 31, 2012, included approximately $3.7 billion of loans and lines for which the Company also serviced the related first lien loan, and approximately $7.9 billion where the Company did not service the related first lien loan. The Company was able to determine the status of the related first liens using information the Company has as the servicer of the first lien, information it received from its primary regulator on loans serviced by other large servicers or information reported on customer credit bureau files. The Company also evaluates other indicators of credit risk for these junior lien loans and lines including delinquency, estimated average CLTV ratios and weighted-average credit scores in making its assessment of credit risk, related loss estimates and determining the allowance for credit losses.

The following table provides a summary of delinquency statistics and other credit quality indicators for the Company’s junior lien positions at December 31, 2012:

	Junior Liens Behind
(Dollars in Millions)	Company Owned or Serviced First Lien	Third Party First Lien	Total
Total	$3,673	$7,950	$11,623
Percent 30 – 89 days past due	.85%	1.19%	1.08%
Percent 90 days or more past due	.26%	.28%	.27%
Weighted-average CLTV	86%	85%	85%
Weighted-average credit score	750	746	747

See the Analysis and Determination of the Allowance for Credit Losses section for additional information on how the Company determines the allowance for credit losses for loans in a junior lien position.

Credit card and other retail loans principally reflect the Company’s focus on consumers within its geographical footprint of branches and certain niche lending activities that are nationally focused. Approximately 68.6 percent of the Company’s credit card balances relate to cards originated through the Company’s branches or co-branded, travel and affinity programs that generally experience better credit quality performance than portfolios generated through other channels.

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

40	U.S. BANCORP

TABLE 15	Delinquent Loan Ratios as a Percent of Ending Loan Balances

At December 31, 90 days or more past due excluding nonperforming loans	2012	2011	2010	2009	2008
Commercial
Commercial	.10%	.09%	.15%	.25%	.15%
Lease financing	–	–	.02	–	–
Total commercial	.09	.08	.13	.22	.13
Commercial Real Estate
Commercial mortgages	.02	.02	–	–	–
Construction and development	.02	.13	.01	.07	.36
Total commercial real estate	.02	.04	–	.02	.11
Residential Mortgages (a)	.64	.98	1.63	2.80	1.55
Credit Card	1.27	1.36	1.86	2.59	2.20
Other Retail
Retail leasing	.02	.02	.05	.11	.16
Other	.22	.43	.49	.57	.45
Total other retail (b)	.20	.38	.45	.53	.42
Total loans, excluding covered loans	.31	.43	.61	.88	.56
Covered Loans	5.86	6.15	6.04	3.59	5.25
Total loans	.59%	.84%	1.11%	1.19%	.84%

At December 31, 90 days or more past due including nonperforming loans	2012	2011	2010	2009	2008
Commercial	.27%	.63%	1.37%	2.25%	.82%
Commercial real estate	1.50	2.55	3.73	5.22	3.34
Residential mortgages (a)	2.14	2.73	3.70	4.59	2.44
Credit card	2.12	2.65	3.22	3.43	2.69
Other retail (b)	.66	.52	.58	.66	.47
Total loans, excluding covered loans	1.11	1.54	2.19	2.87	1.57
Covered loans	9.28	12.42	12.94	9.76	8.55
Total loans	1.52%	2.30%	3.17%	3.64%	2.00%

(a)	Delinquent loan ratios exclude $3.2 billion, $2.6 billion, $2.6 billion, $2.2 billion and $1.1 billion at December 31, 2012, 2011, 2010, 2009 and 2008, respectively, of loans purchased from GNMA mortgage pools whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. Including these loans, the ratio of residential mortgages 90 days or more past due including all nonperforming loans was 9.45 percent, 9.84 percent, 12.28 percent, 12.86 percent and 6.95 percent at December 31, 2012, 2011, 2010, 2009, and 2008, respectively.
(b)	Delinquent loan ratios exclude student loans that are guaranteed by the federal government. Including these loans, the ratio of total other retail loans 90 days or more past due including all nonperforming loans was 1.08 percent, .99 percent, 1.04 percent, .91 percent and .64 percent at December 31, 2012, 2011, 2010, 2009 and 2008, respectively.

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

Accruing loans 90 days or more past due totaled $1.3 billion ($660 million excluding covered loans) at

U.S. BANCORP	41

December 31, 2012, compared with $1.8 billion ($843 million excluding covered loans) at December 31, 2011, and $2.2 billion ($1.1 billion excluding covered loans) at December 31, 2010. The $183 million (21.7 percent) decrease, excluding covered loans, reflected improvement in residential mortgages, credit card and other retail loan portfolios during 2012. These loans are not included in nonperforming assets and continue to accrue interest because they are adequately secured by collateral, are in the process of collection and are reasonably expected to result in repayment or restoration to current status, or are managed in homogeneous portfolios with specified charge-off timeframes adhering to regulatory guidelines. The ratio of accruing loans 90 days or more past due to total loans was .59 percent (.31 percent excluding covered loans) at December 31, 2012, compared with .84 percent (.43 percent excluding covered loans) at December 31, 2011, and 1.11 percent (.61 percent excluding covered loans) at December 31, 2010.

The following table provides summary delinquency information for residential mortgages, credit card and other retail loans included in the consumer lending segment:

	Amount		As a Percent of Ending Loan Balances
At December 31 (Dollars in Millions)	2012	2011	2012	2011
Residential Mortgages (a)
30-89 days	$348	$404	.79%	1.09%
90 days or more	281	364	.64	.98
Nonperforming	661	650	1.50	1.75
Total	$1,290	$1,418	2.93%	3.82%
Credit Card
30-89 days	$227	$238	1.33%	1.37%
90 days or more	217	236	1.27	1.36
Nonperforming	146	224	.85	1.29
Total	$590	$698	3.45%	4.02%
Other Retail
Retail Leasing
30-89 days	$12	$10	.22%	.19%
90 days or more	1	1	.02	.02
Nonperforming	1	–	.02	–
Total	$14	$11	.26%	.21%
Home Equity and Second Mortgages
30-89 days	$126	$162	.76%	.90%
90 days or more	51	133	.30	.73
Nonperforming	189	40	1.13	.22
Total	$366	$335	2.19%	1.85%
Other (b)
30-89 days	$152	$168	.59%	.68%
90 days or more	44	50	.17	.20
Nonperforming	27	27	.11	.11
Total	$223	$245	.87%	.99%

(a)	Excludes $3.2 billion and $2.6 billion at December 31, 2012 and 2011, respectively, of loans purchased from GNMA mortgage pools that are 90 days or more past due that continue to accrue interest.
(b)	Includes revolving credit, installment, automobile and student loans.

42	U.S. BANCORP

The following tables provide further information on residential mortgages and home equity and second mortgages as a percent of ending loan balances by borrower type at December 31:

Residential mortgages (a)	2012	2011
Prime Borrowers
30-89 days	.65%	.92%
90 days or more	.58	.90
Nonperforming	1.36	1.67
Total	2.59%	3.49%
Sub-Prime Borrowers
30-89 days	6.41%	6.70%
90 days or more	3.89	4.91
Nonperforming	9.60	7.99
Total	19.90%	19.60%
Other Borrowers
30-89 days	.97%	.92%
90 days or more	.97	1.07
Nonperforming	1.83	1.07
Total	3.77%	3.06%

(a)	Excludes delinquent and nonperforming information on loans purchased from GNMA mortgage pools as their repayments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.

Home equity and second mortgages	2012	2011
Prime Borrowers
30-89 days	.64%	.78%
90 days or more	.28	.66
Nonperforming	1.03	.21
Total	1.95%	1.65%
Sub-Prime Borrowers
30-89 days	4.92%	5.11%
90 days or more	1.36	2.89
Nonperforming	4.10	.22
Total	10.38%	8.22%
Other Borrowers
30-89 days	1.41%	1.43%
90 days or more	.47	1.43
Nonperforming	2.35	.47
Total	4.23%	3.33%

The following table provides summary delinquency information for covered loans:

	Amount		As a Percent of Ending Loan Balances
At December 31 (Dollars in Millions)	2012	2011	2012	2011
30-89 days	$359	$362	3.18%	2.45%
90 days or more	663	910	5.86	6.15
Nonperforming	386	926	3.41	6.26
Total	$1,408	$2,198	12.45%	14.86%

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

Troubled Debt Restructurings Concessionary modifications are classified as TDRs unless the modification results in only an insignificant delay in the payments to be received. TDRs accrue interest if the borrower complies with the revised terms and conditions and has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles. Loans classified as TDRs are considered impaired loans for reporting and measurement purposes.

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

The Company has also implemented certain residential mortgage loan restructuring programs that may result in TDRs. The Company participates in the U.S. Department of the Treasury Home Affordable Modification Program (“HAMP”). HAMP gives qualifying homeowners an opportunity to permanently modify their loan and achieve more affordable monthly payments, with the U.S. Department of the Treasury compensating the Company for a portion of the reduction in monthly amounts due from borrowers participating in this program. The Company also modifies residential mortgage loans under Federal Housing Administration, Department of Veterans Affairs, and other internal programs. Under these programs, the Company provides concessions to qualifying borrowers experiencing financial difficulties. The concessions may include adjustments to interest rates, conversion of adjustable rates to fixed rates, extensions of maturity dates or deferrals of payments, capitalization of accrued interest and/or outstanding advances, or in limited situations, partial forgiveness of loan principal. In most instances, participation in residential mortgage loan restructuring programs requires the customer to complete a short-term trial period. A permanent loan modification is contingent on the customer successfully completing the trial period arrangement and the loan documents are not modified until that time. The Company reports loans in a trial period arrangement as TDRs.

Credit card and other retail loan modifications are generally part of distinct restructuring programs. The

U.S. BANCORP	43

Company offers a workout program providing customers modification solutions over a specified time period, generally up to 60 months. The Company also provides modification programs to qualifying customers experiencing a temporary financial hardship in which reductions are made to monthly required minimum payments for up to 12 months.

In accordance with regulatory guidance, the Company considers secured consumer loans that have had debt discharged through bankruptcy where the borrower has not reaffirmed the debt to be TDRs. If the loan amount exceeds the collateral value, the loan is charged down to collateral value and the remaining amount is reported as nonperforming.

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

The following table provides a summary of TDRs by loan class, including the delinquency status for TDRs that continue to accrue interest and TDRs included in nonperforming assets:

At December 31, 2012 (Dollars in Millions)		As a Percent of Performing TDRs
	Performing TDRs	30-89 Days Past Due	90 Days or More Past Due	Nonperforming TDRs		Total TDRs
Commercial	$281	6.0%	1.2%	$64	(a)	$345
Commercial real estate	531	3.7	–	208	(b)	739
Residential mortgages	2,087	6.1	5.2	334		2,421	(d)
Credit card	296	11.0	7.0	146	(c)	442
Other retail	226	8.1	4.0	87	(c)	313	(e)
TDRs, excluding GNMA and covered loans	3,421	6.3	4.1	839		4,260
Loans purchased from GNMA mortgage pools	1,778	8.7	53.0	–		1,778	(f)
Covered loans	381	4.5	7.4	105		486
Total	$5,580	6.9%	19.9%	$944		$6,524

(a)	Primarily represents loans less than six months from the modification date that have not met the performance period required to return to accrual status (generally six months) and small business credit cards with a modified rate equal to 0 percent.
(b)	Primarily represents loans less than six months from the modification date that have not met the performance period required to return to accrual status (generally six months).
(c)	Primarily represents loans with a modified rate equal to 0 percent.
(d)	Includes $236 million of residential mortgage loans to borrowers that have had debt discharged through bankruptcy and $55 million in trial period arrangements.
(e)	Includes $159 million of other retail loans to borrowers that have had debt discharged through bankruptcy and $4 million in trial period arrangements.
(f)	Includes $224 million of Federal Housing Administration and Department of Veterans Affairs residential mortgage loans to borrowers that have had debt discharged through bankruptcy and $353 million in trial period arrangements.

Short-term Modifications The Company makes short-term modifications that it does not consider to be TDRs, in limited circumstances, to assist borrowers experiencing temporary hardships. Consumer lending programs include payment reductions, deferrals of up to three past due payments, and the ability to return to current status if the borrower makes required payments. The Company may also make short-term modifications to commercial lending loans, with the most common modification being an extension of the maturity date of three months or less. Such extensions generally are used when the maturity date is imminent and the borrower is experiencing some level of financial stress, but the Company believes the borrower will pay all contractual amounts owed. Short-term modifications were not material at December 31, 2012.

Nonperforming Assets The level of nonperforming assets represents another indicator of the potential for future credit losses. Nonperforming assets include nonaccrual loans, restructured loans not performing in accordance with modified terms and not accruing interest, restructured loans that have not met the performance period required to return to accrual status, other real estate owned and other nonperforming assets owned by the Company. Nonperforming assets are generally either originated by the Company or acquired under FDIC loss sharing agreements that substantially reduce the risk of credit losses to the Company. Interest payments collected from assets on nonaccrual status are generally applied against the principal balance and not recorded as income.

At December 31, 2012, total nonperforming assets were $2.7 billion, compared with $3.8 billion at December 31, 2011 and $5.0 billion at December 31, 2010. Excluding covered assets, nonperforming assets were $2.1 billion at December 31, 2012, compared with $2.6 billion at December 31, 2011 and $3.4 billion at December 31, 2010. The $486 million (18.9 percent) decrease in nonperforming assets, excluding covered assets, from December 31, 2011 to December 31, 2012, was primarily driven by reductions in construction and development loans, as the Company

44	U.S. BANCORP

continued to reduce exposure to these problem assets, as well as improvement in commercial mortgages and other commercial loan portfolios. These decreases were partially offset by increases in nonperforming residential mortgages and other retail loans. These increases were principally the result of a regulatory clarification in the treatment of residential mortgage and other consumer loans to borrowers who have had debt discharged through bankruptcy, and the inclusion, beginning in the second quarter of 2012, of junior lien loans and lines greater than 120 days past due, as well as junior lien loans behind a first lien greater than 180 days past due or on nonaccrual status, as nonperforming loans. These changes did not have a material impact on the Company’s allowance for credit losses. Nonperforming covered assets at December 31, 2012 were $583 million, compared with $1.2 billion at December 31, 2011 and $1.7 billion at December 31, 2010. These assets are covered by loss sharing agreements with the FDIC that substantially reduce the risk of credit losses to the Company. The ratio of total nonperforming assets to total loans and other real estate was 1.19 percent (.98 percent excluding covered assets) at December 31, 2012, compared with 1.79 percent (1.32 percent excluding covered assets) at December 31, 2011 and 2.55 percent (1.87 percent excluding covered assets) at December 31, 2010.

Other real estate owned, excluding covered assets, was $381 million at December 31, 2012, compared with $404 million at December 31, 2011 and $511 million at December 31, 2010, and was related to foreclosed properties that previously secured loan balances. Other real estate owned includes properties vacated by the borrower and maintained by Company, regardless of whether title in the property has transferred to the Company.

The following table provides an analysis of other real estate owned, excluding covered assets, as a percent of their related loan balances, including geographical location detail for residential (residential mortgage, home equity and second mortgage) and commercial (commercial and commercial real estate) loan balances:

At December 31, (Dollars in Millions)	Amount		As a Percent of Ending Loan Balances
	2012	2011	2012	2011
Residential
Minnesota	$20	$22	.34%	.39%
Illinois	19	10	.55	.31
California	16	16	.18	.22
Washington	14	6	.38	.18
Florida	14	5	1.55	.60
All other states	185	92	.49	.26
Total residential	268	151	.44	.27
Commercial
Missouri	17	5	.37	.12
Nevada	11	44	.87	3.13
Arizona	10	16	.83	1.41
California	8	26	.05	.18
Washington	7	9	.11	.15
All other states	60	153	.08	.23
Total commercial	113	253	.11	.27
Total	$381	$404	.18%	.21%

U.S. BANCORP	45

TABLE 16	Nonperforming Assets (a)

At December 31 (Dollars in Millions)	2012	2011	2010	2009	2008
Commercial
Commercial	$107	$280	$519	$866	$290
Lease financing	16	32	78	125	102
Total commercial	123	312	597	991	392
Commercial Real Estate
Commercial mortgages	308	354	545	581	294
Construction and development	238	545	748	1,192	780
Total commercial real estate	546	899	1,293	1,773	1,074
Residential Mortgages (b)	661	650	636	467	210
Credit Card	146	224	228	142	67
Other Retail
Retail leasing	1	–	–	–	–
Other	216	67	65	62	25
Total other retail	217	67	65	62	25
Total nonperforming loans, excluding covered loans	1,693	2,152	2,819	3,435	1,768
Covered Loans	386	926	1,244	1,350	369
Total nonperforming loans	2,079	3,078	4,063	4,785	2,137
Other Real Estate (c) (d)	381	404	511	437	190
Covered Other Real Estate (d)	197	274	453	653	274
Other Assets	14	18	21	32	23
Total nonperforming assets	$2,671	$3,774	$5,048	$5,907	$2,624
Total nonperforming assets, excluding covered assets	$2,088	$2,574	$3,351	$3,904	$1,981
Excluding Covered Assets
Accruing loans 90 days or more past due (b)	$660	$843	$1,094	$1,525	$967
Nonperforming loans to total loans	.80%	1.10%	1.57%	1.99%	1.02%
Nonperforming assets to total loans plus other real estate (c)	.98%	1.32%	1.87%	2.25%	1.14%
Including Covered Assets
Accruing loans 90 days or more past due (b)	$1,323	$1,753	$2,184	$2,309	$1,554
Nonperforming loans to total loans	.93%	1.47%	2.06%	2.46%	1.16%
Nonperforming assets to total loans plus other real estate (c)	1.19%	1.79%	2.55%	3.02%	1.42%

Changes in Nonperforming Assets
(Dollars in Millions)	Commercial and Commercial Real Estate	Credit Card, Other Retail and Residential Mortgages (f)	Covered Assets	Total
Balance December 31, 2011	$1,475	$1,099	$1,200	$3,774
Additions to nonperforming assets
New nonaccrual loans and foreclosed properties	864	1,203	267	2,334
Advances on loans	46	–	–	46
Total additions	910	1,203	267	2,380
Reductions in nonperforming assets
Paydowns, payoffs	(711)	(301)	(598)	(1,610)
Net sales	(344)	(135)	(237)	(716)
Return to performing status	(43)	(137)	(36)	(216)
Charge-offs (e)	(507)	(421)	(13)	(941)
Total reductions	(1,605)	(994)	(884)	(3,483)
Net additions to (reductions in) nonperforming assets	(695)	209	(617)	(1,103)
Balance December 31, 2012	$780	$1,308	$583	$2,671

(a)	Throughout this document, nonperforming assets and related ratios do not include accruing loans 90 days or more past due.
(b)	Excludes $3.2 billion, $2.6 billion, $2.6 billion, $2.2 billion and $1.1 billion at December 31, 2012, 2011, 2010, 2009 and 2008, respectively, of loans purchased from GNMA mortgage pools that are 90 days or more past due that continue to accrue interest, as their repayments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.
(c)	Foreclosed GNMA loans of $548 million, $692 million, $575 million, $359 million and $209 million at December 31, 2012, 2011, 2010, 2009 and 2008, respectively, continue to accrue interest and are recorded as other assets and excluded from nonperforming assets because they are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.
(d)	Includes equity investments in entities whose principal assets are other real estate owned.
(e)	Charge-offs exclude actions for certain card products and loan sales that were not classified as nonperforming at the time the charge-off occurred.
(f)	Residential mortgage information excludes changes related to residential mortgages serviced by others.

46	U.S. BANCORP

TABLE 17	Net Charge-Offs as a Percent of Average Loans Outstanding

Year Ended December 31	2012	2011	2010	2009	2008
Commercial
Commercial	.43%	.76%	1.80%	1.60%	.53%
Lease financing	.63	.96	1.47	2.82	1.36
Total commercial	.45	.79	1.76	1.75	.63
Commercial Real Estate
Commercial mortgages	.37	.73	1.23	.42	.15
Construction and development	.86	4.20	6.32	5.35	1.48
Total commercial real estate	.45	1.40	2.47	1.82	.55
Residential Mortgages	1.09	1.45	1.97	2.00	1.01
Credit Card (a)	4.01	5.19	7.32	6.90	4.73
Other Retail
Retail leasing	.04	–	.27	.74	.65
Home equity and second mortgages	1.72	1.66	1.72	1.75	1.01
Other	.94	1.20	1.68	1.85	1.39
Total other retail	1.13	1.25	1.56	1.69	1.15
Total loans, excluding covered loans	1.03	1.53	2.41	2.23	1.10
Covered Loans	.08	.07	.09	.09	.38
Total loans	.97%	1.41%	2.17%	2.08%	1.10%

(a)	Net charge-off as a percent of average loans outstanding, excluding portfolio purchases where the acquired loans were recorded at fair value at the purchase date, were 4.16 percent, 5.36 percent, 7.99 percent and 7.14 percent for the years ended December 31, 2012, 2011, 2010 and 2009, respectively.

Analysis of Loan Net Charge-offs Total loan net charge-offs were $2.1 billion in 2012, compared with $2.8 billion in 2011 and $4.2 billion in 2010. The ratio of total loan net charge-offs to average loans was .97 percent in 2012, compared with 1.41 percent in 2011 and 2.17 percent in 2010. The decrease in total net charge-offs in 2012, compared with 2011, was due to improvement in most loan categories as economic conditions continued to slowly improve.

Commercial and commercial real estate loan net charge- offs for 2012 were $441 million (.45 percent of average loans outstanding), compared with $904 million (1.04 percent of average loans outstanding) in 2011 and $1.7 billion (2.06 percent of average loans outstanding) in 2010. The decrease in net charge-offs in 2012, compared with 2011, reflected the Company’s continued efforts to resolve and reduce exposure to problem assets in its commercial real estate portfolios and improvement in its other commercial portfolios due to the continued improvement in the economy. The decrease in net charge-offs in 2011, compared with 2010, also reflected efforts to reduce exposure to problem assets in the Company’s commercial real estate portfolios and improvement in the other commercial portfolios.

Residential mortgage loan net charge-offs for 2012 were $438 million (1.09 percent of average loans outstanding), compared with $489 million (1.45 percent of average loans outstanding) in 2011 and $546 million (1.97 percent of average loans outstanding) in 2010. Credit card loan net charge-offs in 2012 were $667 million (4.01 percent of average loans outstanding), compared with $834 million (5.19 percent of average loans outstanding) in 2011 and $1.2 billion (7.32 percent of average loans outstanding) in 2010. Other retail loan net charge-offs for 2012 were $541 million (1.13 percent of average loans outstanding), compared with $604 million (1.25 percent of average loans outstanding) in 2011 and $745 million (1.56 percent of average loans outstanding) in 2010. The decrease in total residential mortgage, credit card and other retail loan net charge-offs in 2012, compared with 2011, reflected the impact of more stable economic conditions, partially offset by current year incremental charge-offs in the residential mortgages and other retail loan portfolios related to regulatory clarification on bankruptcy loans. The decrease in total residential mortgage, credit card and other retail loan net charge-offs in 2011, compared with 2010, reflected the impact of more stable economic conditions.

U.S. BANCORP	47

The following table provides an analysis of net charge-offs as a percent of average loans outstanding for residential mortgages and home equity and second mortgages by borrower type:

Year Ended December 31 (Dollars in Millions)	Average Loans		Percent of Average Loans
	2012	2011	2012	2011
Residential Mortgages
Prime borrowers	$32,811	$26,642	.95%	1.34%
Sub-prime borrowers	1,725	1,975	6.43	6.18
Other borrowers	745	555	1.88	1.80
Loans purchased from GNMA mortgage pools (a)	5,009	4,539	.04	–
Total	$40,290	$33,711	1.09	1.45
Home Equity and Second Mortgages
Prime borrowers	$16,622	$17,646	1.53%	1.45%
Sub-prime borrowers	407	491	8.85	9.16
Other borrowers	422	418	2.37	1.91
Total	$17,451	$18,555	1.72	1.66

(a)	Represents loans purchased from GNMA mortgage pools whose payments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.

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

At December 31, 2012, the allowance for credit losses was $4.7 billion (2.12 percent of total loans and 2.15 percent of loans excluding covered loans), compared with an allowance of $5.0 billion (2.39 percent of total loans and 2.52 percent of loans excluding covered loans) at December 31, 2011. The ratio of the allowance for credit losses to nonperforming loans was 228 percent (269 percent excluding covered loans) at December 31, 2012, compared with 163 percent (228 percent excluding covered loans) at December 31, 2011. The ratio of the allowance for credit losses to annual loan net charge-offs at December 31, 2012, was 226 percent, compared with 176 percent at December 31, 2011, as net charge-offs continue to decline due to stabilizing economic conditions. Management determined the allowance for credit losses was appropriate at December 31, 2012.

The allowance recorded for loans in the commercial lending segment is based on reviews of individual credit relationships and considers the migration analysis of commercial lending segment loans and actual loss experience. The Company currently uses a 12-year period of historical losses in considering actual loss experience, because it believes that period best reflects the losses incurred in the portfolio. This timeframe and the results of the analysis are evaluated quarterly to determine if they are appropriate. The allowance recorded for impaired loans greater than $5 million in the commercial lending segment is based on an individual loan analysis utilizing expected cash flows discounted using the original effective interest rate, the observable market price, or the fair value of the collateral for collateral-dependent loans. The allowance recorded for all other commercial lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, bankruptcy experience, and historical losses, adjusted for current trends. The allowance established for commercial lending segment loans, was $1.9 billion at December 31, 2012, compared with $2.2 billion at December 31, 2011. The decrease in the allowance for commercial lending segment loans of $256 million at December 31, 2012, compared with December 31, 2011, reflected the impact of efforts by the Company to resolve and reduce exposure to problem assets in the commercial real estate portfolios and overall improvement in economic conditions affecting incurred losses, partially offset by growth in the portfolios.

The allowance recorded for purchased impaired and TDR loans in the consumer lending segment is determined on a homogenous pool basis utilizing expected cash flows discounted using the original effective interest rate of the pool. The allowance for collateral-dependent loans in the consumer lending segment is determined based on the fair value of the collateral. The allowance recorded for all other consumer lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, bankruptcy experience, delinquency status, refreshed LTV ratios when possible, portfolio growth and historical losses, adjusted for current trends. Credit card and other retail loans 90 days or more past due are generally not placed on nonaccrual status because of the relatively short period of time to charge-off and, therefore, are excluded from nonperforming loans and measures that include nonperforming loans as part of the calculation.

When evaluating the appropriateness of the allowance for credit losses for any loans and lines in a junior lien position,

48	U.S. BANCORP

TABLE 18	Summary of Allowance for Credit Losses

(Dollars in Millions)	2012	2011	2010	2009	2008
Balance at beginning of year	$5,014	$5,531	$5,264	$3,639	$2,260
Charge-Offs
Commercial
Commercial	312	423	784	769	282
Lease financing	66	93	134	227	113
Total commercial	378	516	918	996	395
Commercial real estate
Commercial mortgages	145	231	333	103	34
Construction and development	97	312	538	516	139
Total commercial real estate	242	543	871	619	173
Residential mortgages	461	502	554	493	236
Credit card	769	922	1,270	1,093	630
Other retail
Retail leasing	9	10	25	47	41
Home equity and second mortgages	327	327	348	347	185
Other	330	396	490	504	344
Total other retail	666	733	863	898	570
Covered loans (a)	11	13	20	12	5
Total charge-offs	2,527	3,229	4,496	4,111	2,009
Recoveries
Commercial
Commercial	72	74	48	30	27
Lease financing	31	36	43	40	26
Total commercial	103	110	91	70	53
Commercial real estate
Commercial mortgages	31	22	13	2	1
Construction and development	45	23	13	3	–
Total commercial real estate	76	45	26	5	1
Residential mortgages	23	13	8	4	2
Credit card	102	88	70	62	65
Other retail
Retail leasing	7	10	13	11	6
Home equity and second mortgages	26	19	17	9	7
Other	92	100	88	81	56
Total other retail	125	129	118	101	69
Covered loans (a)	1	1	2	1	–
Total recoveries	430	386	315	243	190
Net Charge-Offs
Commercial
Commercial	240	349	736	739	255
Lease financing	35	57	91	187	87
Total commercial	275	406	827	926	342
Commercial real estate
Commercial mortgages	114	209	320	101	33
Construction and development	52	289	525	513	139
Total commercial real estate	166	498	845	614	172
Residential mortgages	438	489	546	489	234
Credit card	667	834	1,200	1,031	565
Other retail
Retail leasing	2	–	12	36	35
Home equity and second mortgages	301	308	331	338	178
Other	238	296	402	423	288
Total other retail	541	604	745	797	501
Covered loans (a)	10	12	18	11	5
Total net charge-offs	2,097	2,843	4,181	3,868	1,819
Provision for credit losses	1,882	2,343	4,356	5,557	3,096
Net change for credit losses to be reimbursed by the FDIC	(33)	(17)	92	–	–
Other changes	(33)	–	–	(64)	102
Balance at end of year	$4,733	$5,014	$5,531	$5,264	$3,639
Components
Allowance for loan losses, excluding losses to be reimbursed by the FDIC	$4,382	$4,678	$5,218	$5,079	$3,514
Allowance for credit losses to be reimbursed by the FDIC	42	75	92	–	–
Liability for unfunded credit commitments	309	261	221	185	125
Total allowance for credit losses	$4,733	$5,014	$5,531	$5,264	$3,639
Allowance for Credit Losses as a Percentage of
Period-end loans, excluding covered loans	2.15%	2.52%	3.03%	3.04%	2.09%
Nonperforming loans, excluding covered loans	269	228	192	153	206
Nonperforming and accruing loans 90 days or more past due, excluding covered loans	194	164	138	106	133
Nonperforming assets, excluding covered assets	218	191	162	135	184
Net charge-offs, excluding covered loans	218	174	130	136	201
Period-end loans	2.12%	2.39%	2.81%	2.70%	1.97%
Nonperforming loans	228	163	136	110	170
Nonperforming and accruing loans 90 days or more past due	139	104	89	74	99
Nonperforming assets	177	133	110	89	139
Net charge-offs	226	176	132	136	200

Note:	At December 31, 2012 and 2011, $1.7 billion and $1.8 billion, respectively, of the total allowance for credit losses related to incurred losses on credit card and other retail loans.
(a)	Relates to covered loan charge-offs and recoveries not reimbursable by the FDIC.

U.S. BANCORP	49

TABLE 19	Elements of the Allowance for Credit Losses

	Allowance Amount					Allowance as a Percent of Loans
At December 31 (Dollars in Millions)	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008
Commercial
Commercial	$979	$929	$992	$1,026	$782	1.61%	1.83%	2.35%	2.43%	1.57%
Lease financing	72	81	112	182	208	1.31	1.37	1.83	2.78	3.03
Total commercial	1,051	1,010	1,104	1,208	990	1.59	1.78	2.28	2.48	1.75
Commercial Real Estate
Commercial mortgages	641	850	929	548	258	2.07	2.87	3.41	2.17	1.10
Construction and development	216	304	362	453	191	3.63	4.91	4.86	5.16	1.95
Total commercial real estate	857	1,154	1,291	1,001	449	2.32	3.22	3.72	2.94	1.35
Residential Mortgages	935	927	820	672	524	2.12	2.50	2.67	2.58	2.22
Credit Card	863	992	1,395	1,495	926	5.04	5.71	8.30	8.89	6.85
Other Retail
Retail leasing	11	12	11	30	49	.20	.23	.24	.66	.96
Home equity and second mortgages	583	536	411	374	255	3.49	2.96	2.17	1.92	1.33
Other	254	283	385	467	372	.99	1.14	1.55	2.02	1.65
Total other retail	848	831	807	871	676	1.78	1.73	1.67	1.85	1.44
Covered Loans	179	100	114	17	74	1.58	.68	.63	.08	.66
Total allowance	$4,733	$5,014	$5,531	$5,264	$3,639	2.12%	2.39%	2.81%	2.70%	1.97%

the Company considers the delinquency and modification status of the first lien. At December 31, 2012, the Company serviced the first lien on 32 percent of the home equity loans and lines in a junior lien position. The Company also considers information received from its primary regulator on the status of the first liens that are serviced by other large servicers in the industry and the status of first lien mortgage accounts reported on customer credit bureau files. Regardless of whether or not the Company services the first lien, an assessment is made of economic conditions, problem loans, recent loss experience and other factors in determining the allowance for credit losses. Based on the available information, the Company estimated $505 million or 3.0 percent of the total home equity portfolio at December 31, 2012, represented junior liens where the first lien was delinquent or modified.

The Company uses historical loss experience on the loans and lines in a junior lien position where the first lien is serviced by the Company or can be identified in credit bureau data to establish loss estimates for junior lien loans and lines the Company services when they are current, but the first lien is delinquent or modified. Historically, the number of junior lien defaults in any period has been a small percentage of the total portfolio (for example, only 1.7 percent for the twelve months ended December 31, 2012), and the long-term average loss rate on the small percentage of loans that default has been approximately 80 percent. In periods of economic stress such as the current environment, the Company has experienced loss severity rates in excess of 90 percent for junior liens that default. In addition, the Company obtains updated credit scores on its home equity portfolio each quarter and in some cases more frequently, and uses this information to qualitatively supplement its loss estimation methods. Credit score distributions for the portfolio are monitored monthly and any changes in the distribution are one of the factors considered in assessing the Company’s loss estimates.

The allowance established for consumer lending segment loans was $2.6 billion at December 31, 2012, compared with $2.8 billion at December 31, 2011. The $104 million decrease in the allowance for consumer lending segment loans at December 31, 2012, compared with December 31, 2011, reflected the impact of more stable economic conditions.

The allowance for the covered loan segment is evaluated each quarter in a manner similar to that described for non-covered loans, and represents any decreases in expected cash flows on those loans after the acquisition date. The provision for credit losses for covered loans considers the indemnification provided by the FDIC. The allowance established for covered loans was $179 million at December 31, 2012, compared with $100 million at December 31, 2011. The increase reflected a delay in the anticipated timing of defaults and collateral disposition.

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

50	U.S. BANCORP

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

Subsequent to the purchase date, the expected cash flows of purchased loans are subject to evaluation. Decreases in the present value of expected cash flows are recognized by recording an allowance for credit losses with the related provision for credit losses reduced for the amount reimbursable by the FDIC, where applicable. If the expected cash flows on the purchased loans increase such that a previously recorded impairment allowance can be reversed, the Company records a reduction in the allowance with a related reduction in losses reimbursable by the FDIC, where applicable. Increases in expected cash flows of purchased loans and decreases in expected cash flows of the FDIC indemnification assets, when there are no previous impairment allowances, are considered together and recognized over the remaining life of the loans. Refer to Note 1 of the Notes to Consolidated Financial Statements, for more information.

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

Included in the retail leasing portfolio was approximately $3.8 billion of retail leasing residuals at December 31, 2012, compared with $3.4 billion at December 31, 2011. The Company monitors concentrations of leases by manufacturer and vehicle “make and model.” As of December 31, 2012, vehicle lease residuals related to sport utility vehicles were 55.9 percent of the portfolio, while mid-range and upscale vehicle classes represented approximately 17.9 percent and 13.8 percent of the portfolio, respectively. At year-end 2012, the largest vehicle-type concentration represented 7.5 percent of the aggregate residual value of the vehicles in the portfolio. At December 31, 2012, the weighted-average origination term of the portfolio was 41 months, compared with 42 months at December 31, 2011.

Since the beginning of 2009, used vehicle prices have increased substantially as sales of new vehicles were affected by the financial condition of the automobile manufacturers, various government programs and involvement with the manufacturers, and consumers’ preference for used, instead of new, vehicles due to uncertainty about the economy. As economic conditions continue to improve, new vehicle sales and production have increased and the demand for, and price of, used vehicles has begun to decrease.

At December 31, 2012, the commercial leasing portfolio had $567 million of residuals, compared with $620 million at December 31, 2011. At year-end 2012, lease residuals related to trucks and other transportation equipment were 33.2 percent of the total residual portfolio. Business and office equipment represented 24.4 percent of the aggregate portfolio, while railcars represented 11.9 percent and manufacturing equipment represented 10.0 percent. No other concentrations of more than 10 percent existed at December 31, 2012.

Operational Risk Management Operational risk represents the risk of loss resulting from the Company’s operations, including, but not limited to, the risk of fraud by employees or persons outside the Company, unauthorized access to its computer systems, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of internal controls and in data security, compliance requirements, and business continuation and disaster recovery. Operational risk also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their

U.S. BANCORP	51

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

The Company manages operational risk through a risk management framework and its internal control processes. Within this framework, the Risk Management Committee of the Company’s Board of Directors provides oversight and assesses the most significant operational risks facing the Company within its business lines. Under the guidance of the Risk Management Committee, enterprise risk management personnel establish policies and interact with business lines to monitor significant operating risks on a regular basis. In addition, enterprise risk management is responsible for establishing a culture of compliance and compliance program standards and policies, and performing risk assessments on the business lines’ adherence to laws, rules, regulations and internal policies and procedures.

The significant increase in regulation and regulatory oversight initiatives over the past three years has substantially increased the importance of the Company’s enterprise risk management personnel and activities. For example, the Consumer Financial Protection Bureau (“CFPB”) has authority to prescribe rules, or issue orders or guidelines pursuant to any federal consumer financial law. The CFPB regulates and examines the Company, its banks and other subsidiaries with respect to matters that relate to these laws and consumer financial services and products. The CFPB’s rulemaking, examination and enforcement authority increases enforcement risk in this area and has even resulted in fines and penalties against certain of the Company’s competitors. Refer to “Supervision and Regulation” in the Company’s Annual Report on Form 10-K for further discussion of the regulatory framework applicable to bank holding companies and their subsidiaries, and the substantial changes to that regulation.

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

Each business line within the Company has designated risk managers. These risk managers are responsible for, among other things, coordinating the completion of ongoing risk assessments and ensuring that operational risk management is integrated into business decision-making activities. The Company’s internal audit function validates the system of internal controls through regular and ongoing risk-based audit procedures and reports on the effectiveness of internal controls to executive management and the Audit Committee of the Board of Directors. Management also provides various operational risk-related reporting to the Risk Management Committee of the Board of Directors.

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

Recently, the Company and other large financial institutions were targets of various denial-of-service attacks on customer-facing websites and computer systems as part of what is believed to have been a coordinated effort to disrupt the operations of financial institutions. As a result of the Company’s controls, processes and systems to protect its networks, computers, software and data from attack, damage or unauthorized access, the Company has not experienced any material losses relating to these or other attempts to attack its systems. However, attack attempts on the Company’s computer systems are increasing and the Company continues to develop and enhance its controls and processes to protect against these attempts.

Interest Rate Risk Management In the banking industry, changes in interest rates are a significant risk that can impact

52	U.S. BANCORP

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

The table below summarizes the projected impact to net interest income over the next 12 months of various potential interest rate changes. The Company manages its interest rate risk position by holding assets on the balance sheet with desired interest rate risk characteristics, implementing certain pricing strategies for loans and deposits and through the selection of derivatives and various funding and investment portfolio strategies. The Company manages the overall interest rate risk profile within policy limits. The ALCO policy limits the estimated change in net interest income in a gradual 200 bps rate change scenario to a 4.0 percent decline of forecasted net interest income over the next 12 months. At December 31, 2012 and 2011, the Company was within policy.

Market Value of Equity Modeling The Company also manages interest rate sensitivity by utilizing market value of equity modeling, which measures the degree to which the market values of the Company’s assets and liabilities and off-balance sheet instruments will change given a change in interest rates. Management measures the impact of changes in market interest rates under a number of scenarios, including immediate and sustained parallel shifts, and flattening or steepening of the yield curve. The ALCO policy limits the change in the market value of equity in a 200 bps parallel rate shock to a 15.0 percent decline. A 200 bps increase would have resulted in a 2.5 percent decrease in the market value of equity at December 31, 2012, compared with a 2.0 percent decrease at December 31, 2011. A 200 bps decrease, where possible given current rates, would have resulted in a 5.3 percent decrease in the market value of equity at December 31, 2012, compared with a 6.4 percent decrease at December 31, 2011.

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

Sensitivity of Net Interest Income

	December 31, 2012				December 31, 2011
	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual
Net interest income	*	1.42%	*	1.90%	*	1.57%	*	1.92%

*	Given the current level of interest rates, a downward rate scenario can not be computed.

U.S. BANCORP	53

behavior, and product mix. These assumptions are validated on a periodic basis. A sensitivity analysis of key variables of the valuation analysis is provided to the ALCO monthly and is used to guide asset/liability management strategies.

Use of Derivatives to Manage Interest Rate and Other Risks To reduce the sensitivity of earnings to interest rate, prepayment, credit, price and foreign currency fluctuations (asset and liability management positions), the Company enters into derivative transactions. The Company uses derivatives for asset and liability management purposes primarily in the following ways:

•	To convert fixed-rate debt from fixed-rate payments to floating-rate payments;

•	To convert the cash flows associated with floating-rate loans and debt from floating-rate payments to fixed-rate payments;

•	To mitigate changes in value of the Company’s mortgage origination pipeline, funded mortgage loans held for sale and MSRs;

•	To mitigate remeasurement volatility of foreign currency denominated balances; and

•	To mitigate the volatility of the Company’s investment in foreign operations driven by fluctuations in foreign currency exchange rates.

To manage these risks, the Company may enter into exchange-traded and over-the-counter derivative contracts, including interest rate swaps, swaptions, futures, forwards and options. In addition, the Company enters into interest rate and foreign exchange derivative contracts to support the business requirements of its customers (customer-related positions). The Company minimizes the market and liquidity risks of customer-related positions by entering into similar offsetting positions with broker-dealers. The Company does not utilize derivatives for speculative purposes.

The Company does not designate all of the derivatives that it enters into for risk management purposes as accounting hedges because of the inefficiency of applying the accounting requirements and may instead elect fair value accounting for the related hedged items. In particular, the Company enters into interest rate swaps, forward commitments to buy to-be-announced securities (“TBAs”), U.S. Treasury futures and options on U.S. Treasury futures to mitigate fluctuations in the value of its MSRs, but does not designate those derivatives as accounting hedges. The estimated net sensitivity to changes in interest rates of the fair value of the MSRs and the related derivative instruments at December 31, 2012, to an immediate 25, 50 and 100 bps downward movement in interest rates would be an increase of approximately $6 million, $32 million and $103 million, respectively. An upward movement in interest rates at December 31, 2012, of 25 and 50 bps would increase the fair value of the MSRs and related derivative instruments by approximately $5 million and $6 million, respectively, while a 100 bps increase would decrease the fair value of the MSRs and related derivative instruments by $6 million. Refer to Note 9 of the Notes to Consolidated Financial Statements for additional information regarding MSRs.

Additionally, the Company uses forward commitments to sell TBAs and other commitments to sell residential mortgage loans at specified prices to economically hedge the interest rate risk in its residential mortgage loan production activities. At December 31, 2012, the Company had $18.5 billion of forward commitments to sell, hedging $7.4 billion of mortgage loans held for sale and $15.1 billion of unfunded mortgage loan commitments. The forward commitments to sell and the unfunded mortgage loan commitments on loans intended to be sold are considered derivatives under the accounting guidance related to accounting for derivative instruments and hedging activities. The Company has elected the fair value option for the mortgage loans held for sale.

Derivatives are subject to credit risk associated with counterparties to the contracts. Credit risk associated with derivatives is measured by the Company based on the probability of counterparty default. The Company manages the credit risk of its derivative positions by diversifying its positions among various counterparties, by entering into master netting agreements, and, where possible by requiring collateral agreements. The Company may also transfer counterparty credit risk related to interest rate swaps to third parties through the use of risk participation agreements.

For additional information on derivatives and hedging activities, refer to Note 19 in the Notes to Consolidated Financial Statements.

Market Risk Management In addition to interest rate risk, the Company is exposed to other forms of market risk, principally related to trading activities which support customers’ strategies to manage their own foreign currency, interest rate risk and funding activities. The Company’s Market Risk Committee (“MRC”), underneath the ALCO, oversees market risk management. The MRC monitors and reviews the Company’s trading positions and establishes policies for market risk management, including exposure limits for each portfolio. The Company uses a Value at Risk (“VaR”) approach to measure general market risk. Theoretically, VaR represents the statistical risk of loss the Company has to adverse market movements over a one-day time horizon. The Company uses the Historical Simulation method to calculate VaR for its trading businesses measured at the ninety-ninth percentile using a one-year look-back period for distributions derived from past market data. The market factors used in the calculations include those pertinent to market risks inherent in

54	U.S. BANCORP

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

The average, high and low VaR amounts for the Company’s trading positions for 2012, were $1 million, $3 million and $1 million, respectively, compared with $2 million, $4 million and $1 million, respectively, for 2011.

The Company also measures the market risk of its hedging activities related to MSRs and residential mortgage loans held for sale using the Historical Simulation method. The VaRs are measured at the ninety-ninth percentile and employ factors pertinent to the market risks inherent in the valuation of the assets and hedges. A three-year look-back period is used to obtain past market data. The Company monitors the effectiveness of the models through back-testing, updating the data and regular validations. The average, high and low VaR amounts for the MSRs and related hedges for 2012, were $4 million, $8 million and $2 million, respectively, compared with $7 million, $14 million and $2 million, respectively, for 2011. The average, high and low VaR amounts for residential mortgage loans held for sale and related hedges for 2012, were $2 million, $7 million and $1 million, respectively, compared with $4 million, $7 million and $2 million, respectively, for 2011.

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

The Company regularly projects its funding needs under various stress scenarios and maintains contingency plans consistent with the Company’s access to diversified sources of contingent funding. The Company maintains a substantial level of total available liquidity in the form of on-balance sheet and off-balance sheet funding sources. These include cash at the Federal Reserve, unencumbered liquid assets, and capacity to borrow at the FHLB and the Federal Reserve Discount Window. Unencumbered liquid assets in the Company’s available-for-sale and held-to-maturity investment portfolios provide asset liquidity through the Company’s ability to sell the securities or pledge and borrow against them. At December 31, 2012, the fair value of unencumbered available-for-sale and held-to-maturity investment securities totaled $54.1 billion, compared with $48.7 billion at December 31, 2011. Refer to Table 13 and “Balance Sheet Analysis” for further information on investment securities maturities and trends. Asset liquidity is further enhanced by the Company’s ability to pledge loans to access secured borrowing facilities through the FHLB and Federal Reserve Bank. At December 31, 2012, the Company could have borrowed an additional $60.9 billion at the FHLB and Federal Reserve Bank based on collateral available for additional borrowings.

The Company’s diversified deposit base provides a sizeable source of relatively stable and low-cost funding, while reducing the Company’s reliance on the wholesale markets. Total deposits were $249.2 billion at December 31, 2012, compared with $230.9 billion at December 31, 2011, reflecting organic growth in core deposits and acquired balances. Refer to Table 14 and “Balance Sheet Analysis” for further information on deposit trends.

U.S. BANCORP	55

TABLE 20	Debt Ratings

	Moody’s	Standard & Poor’s	Fitch	Dominion Bond Rating Service
U.S. Bancorp
Short-term borrowings			F1+	R-1 (middle)
Senior debt and medium-term notes	A1	A+	AA-	AA
Subordinated debt	A2	A	A+	AA (low)
Preferred stock	Baa1	BBB+	BBB	A
Commercial paper	P-1	A-1	F1+	R-1 (middle)
U.S. Bank National Association
Short-term time deposits	P-1	A-1+	F1+	R-1 (high)
Long-term time deposits	Aa3	AA-	AA	AA (high)
Bank notes	Aa3/P-1	AA-/A-1+	AA-/F1+	AA (high)
Subordinated debt	A1	A+	A+	AA
Senior unsecured debt	Aa3	AA-	AA-	AA (high)
Commercial paper	P-1	A-1+	F1+	R-1 (high)

Additional funding is provided by long-term debt and short-term borrowings. Long-term debt was $25.5 billion at December 31, 2012, and is an important funding source because of its multi-year borrowing structure. Refer to Note 12 of the Notes to Consolidated Financial Statements for information on the terms and maturities of the Company’s long-term debt issuances and “Balance Sheet Analysis” for discussion on long-term debt trends. Short-term borrowings were $26.3 billion at December 31, 2012, and supplement the Company’s other funding sources. Refer to Note 11 of the Notes to Consolidated Financial Statements and “Balance Sheet Analysis” for information on the terms and trends of the Company’s short-term borrowings.

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

At December 31, 2012, parent company long-term debt outstanding was $12.8 billion, compared with $14.6 billion at December 31, 2011. The $1.8 billion decrease was primarily due to $2.7 billion of medium-term note maturities and $2.7 billion of redemptions of junior subordinated debentures, partially offset by issuances of $1.3 billion of subordinated debt and $2.3 billion of medium–term notes. At December 31, 2012, there was $2.8 billion of parent company debt scheduled to mature in 2013. Future debt maturities may be met through medium-term note and capital security issuances and dividends from subsidiaries, as well as from parent company cash and cash equivalents.

Federal banking laws regulate the amount of dividends that may be paid by banking subsidiaries without prior approval. The amount of dividends available to the parent company from its banking subsidiaries after meeting the regulatory capital requirements for well-capitalized banks was approximately $7.9 billion at December 31, 2012. For further information, see Note 22 of the Notes to Consolidated Financial Statements.

European Exposures Certain European countries have experienced severe credit deterioration. The Company does not hold sovereign debt of any European country, but may

56	U.S. BANCORP

TABLE 21	Contractual Obligations

	Payments Due By Period
At December 31, 2012 (Dollars in Millions)	One Year or Less	Over One Through Three Years	Over Three Through Five Years	Over Five Years	Total
Contractual Obligations (a)
Long-term debt (b)	$2,894	$7,217	$6,780	$8,625	$25,516
Operating leases	232	381	253	432	1,298
Purchase obligations	221	282	74	—	577
Benefit obligations (c)	23	42	43	122	230
Time deposits	29,393	10,077	3,305	8	42,783
Contractual interest payments (d)	1,300	1,220	724	1,291	4,535
Total	$34,063	$19,219	$11,179	$10,478	$74,939

(a)	Unrecognized tax positions of $302 million at December 31, 2012, are excluded as the Company cannot make a reasonably reliable estimate of the period of cash settlement with the respective taxing authority.
(b)	Includes obligations under capital leases.
(c)	Amounts only include obligations related to the unfunded non-qualified pension plans.
(d)	Includes accrued interest and future contractual interest obligations.

have indirect exposure to sovereign debt through its investments in, and transactions with, European banks. At December 31, 2012, the Company had investments in perpetual preferred stock issued by European banks with an amortized cost totaling $70 million and unrealized losses totaling $10 million, compared with an amortized cost totaling $169 million and unrealized losses totaling $48 million, at December 31, 2011. The Company also transacts with various European banks as counterparties to interest rate swaps and foreign currency transactions for its hedging and customer-related activities, however none of these banks are domiciled in the countries experiencing the most significant credit deterioration. These derivative transactions are subject to master netting and collateral support agreements which significantly limit the Company’s exposure to loss as they generally require daily posting of collateral. At December 31, 2012, the Company was in a net payable position to each of these European banks.

The Company has not bought or sold credit protection on the debt of any European country or any company domiciled in Europe, nor does it provide retail lending services in Europe. While the Company does not offer commercial lending services in Europe, it does provide financing to domestic multinational corporations that generate revenue from customers in European countries and provides a limited number of corporate credit cards to their European subsidiaries. While an economic downturn in Europe could have a negative impact on these customers’ revenues, it is unlikely that any effect on the overall credit worthiness of these multinational corporations would be material to the Company.

The Company provides merchant processing and corporate trust services in Europe and through banking affiliations in Europe. Operating cash for these businesses are deposited on a short-term basis with certain European banks. However, exposure is mitigated by the Company placing deposits at multiple banks and managing the amounts on deposit at any bank based on institution-specific deposit limits. At December 31, 2012, the Company had an aggregate amount on deposit with European banks of approximately $358 million.

The money market funds managed by a subsidiary of the Company do not have any investments in European sovereign debt. Other than investments in banks in the countries of the Netherlands and Germany, those funds do not have any unsecured investments in banks domiciled in the Eurozone.

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

Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses. Many of the Company’s commitments to extend credit expire without being drawn, and therefore, total commitment amounts do not necessarily represent future liquidity requirements or the Company’s exposure to credit loss. Commitments to extend credit also include consumer credit lines that are cancelable upon notification to the consumer. Total contractual amounts of commitments to extend credit at December 31, 2012 were $209.7 billion. The Company also issues various types of letters of credit, including standby and commercial. Total contractual amounts of letters of credit at December 31, 2012 were $18.8 billion. For more information on the Company’s commitments to

U.S. BANCORP	57

extend credit and letters of credit, refer to Note 21 in the Notes to Consolidated Financial Statements.

The Company’s off-balance sheet arrangements with unconsolidated entities primarily consist of private investment funds or partnerships that make equity investments, provide debt financing or support community-based tax-advantaged investments. In addition to providing investment returns, these arrangements in many cases assist the Company in complying with requirements of the Community Reinvestment Act. The investments in these entities generate a return primarily through the realization of federal and state income tax credits. The entities in which the Company invests are generally considered variable interest entities. The Company’s recorded investment in these entities as of December 31, 2012 was approximately $1.8 billion.

The Company also has non-controlling financial investments in private funds and partnerships considered variable interest entities. The Company’s recorded investment in these entities was approximately $72 million at December 31, 2012 and the Company had unfunded commitments to invest an additional $16 million. For more information on the Company’s interests in unconsolidated variable interest entities, refer to Note 7 in the Notes to Consolidated Financial Statements.

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

The Company and certain of its subsidiaries, along with other Visa U.S.A. Inc. member banks, have a contingent guarantee obligation to indemnify Visa Inc. for potential losses arising from antitrust lawsuits challenging the practices of Visa U.S.A. Inc., MasterCard International, the Company and several other Visa U.S.A. Inc. member banks. The indemnification by the Company and other Visa U.S.A. Inc. member banks has no maximum amount. Refer to Note 21 in the Notes to Consolidated Financial Statements for further details regarding guarantees, other commitments, and contingent liabilities, including maximum potential future payments and current carrying amounts.

Capital Management The Company is committed to managing capital to maintain strong protection for depositors and creditors and for maximum shareholder benefit. The Company continually assesses its business risks and capital position. The Company also manages its capital to exceed regulatory capital requirements for well-capitalized bank holding companies. These requirements follow the Capital Accord of the Basel Committee on Banking Supervision (“Basel I”). To achieve its capital goals, the Company employs a variety of capital management tools, including dividends, common share repurchases, and the issuance of subordinated debt, non-cumulative perpetual preferred stock, common stock and other capital instruments.

On March 13, 2012, the Company increased its dividend rate per common share by 56 percent, from $.125 per quarter to $.195 per quarter.

The Company repurchased approximately 59 million shares of its common stock in 2012, compared with approximately 22 million shares in 2011. The average price paid for the shares repurchased in 2012 was $31.78 per share, compared with $24.71 per share in 2011. As of December 31, 2012, the Company had approximately 54 million shares that may yet be purchased under the current Board of Directors approved authorization. For a more complete analysis of activities impacting shareholders’ equity and capital management programs, refer to Note 14 of the Notes to Consolidated Financial Statements.

Total U.S. Bancorp shareholders’ equity was $39.0 billion at December 31, 2012, compared with $34.0 billion at December 31, 2011. The increase was primarily the result of corporate earnings and the issuance of $2.2 billion of non-cumulative perpetual preferred stock to replace certain junior subordinated debentures, due to proposed rule changes for securities that qualify as Tier 1 capital, partially offset by dividends and common share repurchases.

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

58	U.S. BANCORP

As an approved mortgage seller and servicer, U.S. Bank National Association, through its mortgage banking division, is required to maintain various levels of shareholders’ equity, as specified by various agencies, including the United States Department of Housing and Urban Development, Government National Mortgage Association, Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. At December 31, 2012, U.S. Bank National Association met these requirements.

Table 22 provides a summary of regulatory capital ratios defined by banking regulators under the FDIC Improvement Act prompt corrective action provisions applicable to all banks, as of December 31, 2012 and 2011, including Tier 1 and total risk-based capital ratios. In 2010, the Basel Committee on Banking Supervision issued Basel III, a global regulatory framework, proposed to enhance international capital standards. In June 2012, U.S. banking regulators proposed regulatory enhancements to the regulatory capital requirements for U.S. banks, which implement aspects of Basel III and the Dodd-Frank Act, such as redefining the regulatory capital elements and minimum capital ratios, introducing regulatory capital buffers above those minimums, revising the rules for calculating risk-weighted assets and introducing a new Tier 1 common equity ratio. The Company continues to evaluate these proposals, but does not expect their impact to be material to the financial statements.

The Company believes certain capital ratios in addition to regulatory capital ratios defined by banking regulators under the FDIC Improvement Act prompt corrective action provisions are useful in evaluating its capital adequacy. The Company’s Tier 1 common equity (using Basel I definition) and tangible common equity, as a percent of risk-weighted assets, were 9.0 percent and 8.6 percent, respectively, at December 31, 2012, compared with 8.6 percent and 8.1 percent, respectively, at December 31, 2011. The Company’s tangible common equity divided by tangible assets was 7.2 percent at December 31, 2012, compared with 6.6 percent at December 31, 2011. Additionally, the Company’s approximate Tier 1 common equity to risk-weighted assets ratio using proposed rules for the Basel III standardized approach released June 2012, was 8.1 percent at December 31, 2012. Refer to “Non-GAAP Financial Measures” for further information regarding the calculation of these ratios.

Fourth Quarter Summary

The Company reported net income attributable to U.S. Bancorp of $1.4 billion for the fourth quarter of 2012, or $.72 per diluted common share, compared with $1.4 billion, or $.69 per diluted common share, for the fourth quarter of 2011. Return on average assets and return on average common equity were 1.62 percent and 15.6 percent, respectively, for the fourth quarter of 2012, compared with returns of 1.62 percent and 16.8 percent, respectively, for the fourth quarter of 2011. Included in the fourth quarter 2012 results were the $80 million expense accrual for a mortgage foreclosure-related regulatory settlement and a provision for credit losses less than net charge-offs by $25 million. Included in the fourth quarter 2011 results were the $263 million

TABLE 22	Regulatory Capital Ratios

At December 31 (Dollars in Millions)	2012	2011
U.S. Bancorp
Tier 1 capital	$31,203	$29,173
As a percent of risk-weighted assets	10.8%	10.8%
As a percent of adjusted quarterly average assets (leverage ratio)	9.2%	9.1%
Total risk-based capital	$37,780	$36,067
As a percent of risk-weighted assets	13.1%	13.3%
Bank Subsidiaries
U.S. Bank National Association
Tier 1 capital	10.6%	9.6%
Total risk-based capital	12.7	12.5
Leverage	9.0	8.1
U.S. Bank National Association ND
Tier 1 capital	15.8%	13.4%
Total risk-based capital	18.8	16.4
Leverage	14.7	12.9
Bank Regulatory Capital Requirements	Minimum	Well- Capitalized
Tier 1 capital	4.0%	6.0%
Total risk-based capital	8.0	10.0
Leverage	4.0	5.0

U.S. BANCORP	59

TABLE 23	Fourth Quarter Results

	Three Months Ended December 31,
(Dollars and Shares in Millions, Except Per Share Data)	2012	2011
Condensed Income Statement
Net interest income (taxable-equivalent basis) (a)	$2,783	$2,673
Noninterest income	2,326	2,440
Securities gains (losses), net	3	(9)
Total net revenue	5,112	5,104
Noninterest expense	2,686	2,696
Provision for credit losses	443	497
Income before taxes	1,983	1,911
Taxable-equivalent adjustment	56	56
Applicable income taxes	552	527
Net income	1,375	1,328
Net (income) loss attributable to noncontrolling interests	45	22
Net income attributable to U.S. Bancorp	$1,420	$1,350
Net income applicable to U.S. Bancorp common shareholders	$1,349	$1,314
Per Common Share
Earnings per share	$.72	$.69
Diluted earnings per share	$.72	$.69
Dividends declared per share	$.195	$.125
Average common shares outstanding	1,872	1,904
Average diluted common shares outstanding	1,880	1,911
Financial Ratios
Return on average assets	1.62%	1.62%
Return on average common equity	15.6	16.8
Net interest margin (taxable-equivalent basis) (a)	3.55	3.60
Efficiency ratio	52.6	52.7

(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.

merchant settlement gain, the $130 million expense accrual related to mortgage servicing matters and a provision for credit losses less than net charge-offs by $125 million.

Total net revenue, on a taxable-equivalent basis for the fourth quarter of 2012, was $8 million (.2 percent) higher than the fourth quarter of 2011, reflecting a 4.1 percent increase in net interest income, largely offset by a 4.2 percent decrease in noninterest income. The increase in net interest income from 2011 was the result of higher average earning assets, continued growth in lower cost core deposit funding and the positive impact from long-term debt repricing. Noninterest income decreased from a year ago, primarily due to the $263 million merchant settlement gain recorded in the fourth quarter of 2011, partially offset by higher mortgage banking revenue.

Noninterest expense in the fourth quarter of 2012 was $2.7 billion, or $10 million (.4 percent) lower than the fourth quarter of 2011. The decrease reflected the accrual for mortgage servicing matters recorded in the fourth quarter of 2011, partially offset by the fourth quarter of 2012 mortgage foreclosure-related regulatory settlement accrual, as well as higher mortgage servicing review-related professional services costs.

Fourth quarter 2012 net interest income, on a taxable-equivalent basis, was $2.8 billion, compared with $2.7 billion in the fourth quarter of 2011. The $110 million (4.1 percent) increase was principally the result of growth in average earning assets and lower cost core deposit funding, as well as the positive impact from long-term debt repricing. Average earning assets for the fourth quarter of 2012 increased over the fourth quarter of 2011 by $17.1 billion (5.8 percent), driven by increases of $13.2 billion (6.4 percent) in loans and $4.1 billion (5.9 percent) in investment securities. The net interest margin in the fourth quarter of 2012 was 3.55 percent, compared with 3.60 percent in the fourth quarter of 2011, reflecting higher average balances in lower-yielding investment securities and lower loan rates, partially offset by lower rates on deposits and long-term debt and a reduction in cash balances held at the Federal Reserve.

Noninterest income in the fourth quarter of 2012 was $2.3 billion, compared with $2.4 billion in the same period of 2011, a decrease of $102 million (4.2 percent). The decrease was principally driven by a decline in other income due to the merchant settlement gain and a gain related to the Company’s investment in Visa Inc., both recorded in the fourth quarter of 2011. In addition, merchant processing services revenue was

60	U.S. BANCORP

$24 million (6.3 percent) lower due to lower rates and the reversal in the fourth quarter of 2011 of an accrual for a terminated revenue sharing agreement, partially offset by higher volumes. ATM processing services revenue decreased $28 million (25.2 percent), due to excluding surcharge fees the Company passes through to others from revenue beginning in the first quarter of 2012, rather than reporting those amounts in occupancy expense as in previous periods. Offsetting these negative variances was an $11 million (4.8 percent) increase in credit and debit card revenue, principally driven by higher volumes, partially offset by the impact of the inclusion of credit card balance transfer fees in interest income beginning in the first quarter of 2012. Corporate payment products revenue was $7 million (4.1 percent) higher due to an increase in volume and higher rates. Trust and investment management fees increased $31 million (12.7 percent) due to improved market conditions and business expansion. Commercial products revenue was $6 million (2.7 percent) higher, principally driven by an increase in high-grade bond underwriting fees and commercial leasing revenue, partially offset by lower syndication fees. Mortgage banking revenue increased $173 million (57.1 percent) over the fourth quarter of 2011 principally due to higher origination and sales revenue, as well as an increase in loan servicing revenue. Investment products fees and commissions increased $8 million (25.8 percent) due to higher sales volumes. In addition, there was a $12 million favorable change in net securities gains (losses).

Noninterest expense in the fourth quarter of 2012 was $2.7 billion, or $10 million (.4 percent) lower than the fourth quarter of 2011. The decrease was primarily due to a reduction in other expense, partially offset by higher compensation expense, employee benefits expense and professional services expense. Other expense decreased $88 million (14.7 percent) as the $130 million mortgage servicing-related expense accrual recorded in the fourth quarter of 2011, lower FDIC insurance expense and lower other real estate owned costs, were partially offset by the $80 million fourth quarter of 2012 accrual for a mortgage foreclosure-related regulatory settlement. Net occupancy and equipment expense decreased $15 million (6.0 percent), principally reflecting the change in presentation of ATM surcharge revenue passed through to others. In addition, marketing and business development expense was $9 million (8.0 percent) lower than the prior year, reflecting the timing of charitable contributions, and other intangibles expense was $8 million (10.8 percent) lower due to the reduction or completion of amortization of certain intangibles. These reductions were partially offset by increased compensation and employee benefits expenses of $26 million (2.5 percent) and $29 million (14.4 percent), respectively. Compensation expense increased primarily as a result of growth in staffing for business initiatives and mortgage servicing-related activities, in addition to higher commissions and merit increases. Employee benefits expense increased principally due to higher pension and medical insurance costs and staffing levels. Professional services expense was $35 million (26.7 percent) higher due to mortgage servicing review-related projects. Technology and communications expense was $19 million (9.7 percent) higher due to business expansion and technology projects.

The provision for credit losses for the fourth quarter of 2012 was $443 million, a decrease of $54 million (10.9 percent) from the same period of 2011. Net charge-offs decreased $154 million (24.8 percent) in the fourth quarter of 2012, compared with the fourth quarter of 2011, principally due to improvement in the commercial, commercial real estate and credit card portfolios. The provision for credit losses was lower than net charge-offs by $25 million in the fourth quarter of 2012, compared with $125 million in the fourth quarter of 2011. Given the current economic conditions, the Company expects the level of net charge-offs to be relatively stable to down modestly in the first quarter of 2013. The Company expects total nonperforming assets to trend lower in the first quarter of 2013.

The provision for income taxes for the fourth quarter of 2012 resulted in an effective tax rate of 28.6 percent, compared with an effective tax rate of 28.4 percent in the fourth quarter of 2011. The increase in the effective rate for the fourth quarter of 2012, compared with the same period of the prior year, principally reflected the marginal impact of higher pretax earnings year-over-year.

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

U.S. BANCORP	61

TABLE 24	Line of Business Financial Performance

	Wholesale Banking and Commercial Real Estate			Consumer and Small Business Banking
Year Ended December 31 (Dollars in Millions)	2012	2011	Percent Change	2012	2011	Percent Change
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$2,099	$2,123	(1.1)%	$4,731	$4,599	2.9%
Noninterest income	1,224	1,222	.2	3,567	2,745	29.9
Securities gains (losses), net	–	–	–	–	–	–
Total net revenue	3,323	3,345	(.7)	8,298	7,344	13.0
Noninterest expense	1,266	1,254	1.0	4,986	4,651	7.2
Other intangibles	16	16	–	52	75	(30.7)
Total noninterest expense	1,282	1,270	.9	5,038	4,726	6.6
Income before provision and income taxes	2,041	2,075	(1.6)	3,260	2,618	24.5
Provision for credit losses	1	424	(99.8)	1,160	1,391	(16.6)
Income before income taxes	2,040	1,651	23.6	2,100	1,227	71.1
Income taxes and taxable-equivalent adjustment	743	600	23.8	765	446	71.5
Net income	1,297	1,051	23.4	1,335	781	70.9
Net (income) loss attributable to noncontrolling interests	–	4	*	(1)	(1)	–
Net income attributable to U.S. Bancorp	$1,297	$1,055	22.9	$1,334	$780	71.0
Average Balance Sheet
Commercial	$45,171	$37,396	20.8%	$8,218	$7,391	11.2%
Commercial real estate	19,658	19,293	1.9	16,135	15,539	3.8
Residential mortgages	59	67	(11.9)	39,826	33,248	19.8
Credit card	–	–	–	–	–	–
Other retail	7	5	40.0	45,596	45,760	(.4)
Total loans, excluding covered loans	64,895	56,761	14.3	109,775	101,938	7.7
Covered loans	914	1,493	(38.8)	7,523	8,405	(10.5)
Total loans	65,809	58,254	13.0	117,298	110,343	6.3
Goodwill	1,604	1,604	–	3,516	3,520	(.1)
Other intangible assets	36	52	(30.8)	1,787	2,043	(12.5)
Assets	71,698	64,088	11.9	134,372	124,399	8.0
Noninterest-bearing deposits	31,102	25,183	23.5	20,510	17,941	14.3
Interest checking	10,343	12,687	(18.5)	29,947	26,620	12.5
Savings products	9,362	9,371	(.1)	43,431	40,555	7.1
Time deposits	17,161	14,523	18.2	23,838	24,446	(2.5)
Total deposits	67,968	61,764	10.0	117,726	109,562	7.5
Total U.S. Bancorp shareholders’ equity	6,440	5,582	15.4	11,279	9,433	19.6
*	Not meaningful

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

62	U.S. BANCORP

Wealth Management and Securities Services			Payment Services			Treasury and Corporate Support			Consolidated Company
2012	2011	Percent Change	2012	2011	Percent Change	2012	2011	Percent Change	2012	2011	Percent Change

$354	$355	(.3)%	$1,548	$1,354	14.3%	$2,237	$1,917	16.7%	$10,969	$10,348	6.0%
1,122	1,052	6.7	3,192	3,242	(1.5)	229	530	(56.8)	9,334	8,791	6.2
–	–	–	–	–	–	(15)	(31)	51.6	(15)	(31)	51.6
1,476	1,407	4.9	4,740	4,596	3.1	2,451	2,416	1.4	20,288	19,108	6.2
1,152	1,082	6.5	1,836	1,776	3.4	942	849	11.0	10,182	9,612	5.9
40	36	11.1	166	172	(3.5)	–	–	–	274	299	(8.4)
1,192	1,118	6.6	2,002	1,948	2.8	942	849	11.0	10,456	9,911	5.5
284	289	(1.7)	2,738	2,648	3.4	1,509	1,567	(3.7)	9,832	9,197	6.9
15	7	*	695	508	36.8	11	13	(15.4)	1,882	2,343	(19.7)
269	282	(4.6)	2,043	2,140	(4.5)	1,498	1,554	(3.6)	7,950	6,854	16.0
98	102	(3.9)	744	779	(4.5)	110	139	(20.9)	2,460	2,066	19.1
171	180	(5.0)	1,299	1,361	(4.6)	1,388	1,415	(1.9)	5,490	4,788	14.7
–	–	–	(38)	(40)	5.0	196	121	62.0	157	84	86.9
$171	$180	(5.0)	$1,261	$1,321	(4.5)	$1,584	$1,536	3.1	$5,647	$4,872	15.9

$1,347	$1,068	26.1%	$5,962	$5,640	5.7%	$132	$121	9.1%	$60,830	$51,616	17.9%
587	576	1.9	–	–	–	125	106	17.9	36,505	35,514	2.8
399	386	3.4	–	–	–	6	10	(40.0)	40,290	33,711	19.5
–	–	–	16,653	16,084	3.5	–	–	–	16,653	16,084	3.5
1,524	1,535	(.7)	810	898	(9.8)	1	1	–	47,938	48,199	(.5)
3,857	3,565	8.2	23,425	22,622	3.5	264	238	10.9	202,216	185,124	9.2
11	12	(8.3)	5	5	–	4,705	6,388	(26.3)	13,158	16,303	(19.3)
3,868	3,577	8.1	23,430	22,627	3.5	4,969	6,626	(25.0)	215,374	201,427	6.9
1,473	1,463	.7	2,360	2,362	(.1)	–	–	–	8,953	8,949	–
171	184	(7.1)	690	791	(12.8)	4	5	(20.0)	2,688	3,075	(12.6)
6,528	6,008	8.7	29,576	27,936	5.9	100,675	95,833	5.1	342,849	318,264	7.7
14,511	9,688	49.8	643	673	(4.5)	475	371	28.0	67,241	53,856	24.9
3,950	3,199	23.5	1,192	320	*	1	1	–	45,433	42,827	6.1
23,505	21,637	8.6	39	30	30.0	133	180	(26.1)	76,470	71,773	6.5
5,090	5,548	(8.3)	–	–	–	477	186	*	46,566	44,703	4.2
47,056	40,072	17.4	1,874	1,023	83.2	1,086	738	47.2	235,710	213,159	10.6
2,232	2,081	7.3	5,686	5,280	7.7	11,974	9,824	21.9	37,611	32,200	16.8

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

Designations, assignments and allocations change from time to time as management systems are enhanced, methods of evaluating performance or product lines change or business segments are realigned to better respond to the Company’s diverse customer base. During 2012, certain organization and methodology changes were made and, accordingly, 2011 results were restated and presented on a comparable basis.

Wholesale Banking and Commercial Real Estate Wholesale Banking and Commercial Real Estate offers lending, equipment finance and small-ticket leasing, depository services, treasury management, capital markets, international trade services and other financial services to middle market, large corporate, commercial real estate, financial institution and public sector clients. Wholesale Banking and Commercial Real Estate contributed $1.3 billion of the Company’s net income in 2012, or an increase of $242 million (22.9 percent) compared with 2011. The increase was primarily driven by lower provision for credit losses, partially offset by lower total net revenue and higher noninterest expense.

Total net revenue decreased $22 million (.7 percent) in 2012, compared with 2011. Net interest income, on a taxable-equivalent basis, decreased $24 million (1.1 percent) in 2012,

U.S. BANCORP	63

compared with 2011, driven by the net impact of lower rates on loans and the impact of lower rates on the margin benefit from deposits, partially offset by higher average loan and deposit balances. Noninterest income was essentially flat in 2012, compared with 2011.

Noninterest expense increased $12 million (.9 percent) in 2012, compared with 2011, primarily due to higher compensation and employee benefits expense, partially offset by lower costs related to other real estate owned. The provision for credit losses decreased $423 million (99.8 percent) in 2012, compared with 2011. The favorable change was primarily due to lower net charge-offs and a reduction in the reserve allocation. Nonperforming assets were $520 million at December 31, 2012, compared with $979 million at December 31, 2011. Nonperforming assets as a percentage of period-end loans were .75 percent at December 31, 2012, compared with 1.58 percent at December 31, 2011. Refer to the “Corporate Risk Profile” section for further information on factors impacting the credit quality of the loan portfolios.

Consumer and Small Business Banking Consumer and Small Business Banking delivers products and services through banking offices, telephone servicing and sales, on-line services, direct mail, ATM processing and over mobile devices, such as mobile phones and tablet computers. It encompasses community banking, metropolitan banking, in-store banking, small business banking, consumer lending, mortgage banking, workplace banking, student banking and 24-hour banking. Consumer and Small Business Banking contributed $1.3 billion of the Company’s net income in 2012, or an increase of $554 million (71.0 percent), compared with 2011. The increase was due to higher total net revenue and lower provision for credit losses, partially offset by an increase in noninterest expense. Within Consumer and Small Business Banking, the retail banking division contributed $471 million of the total net income in 2012, or an increase of $104 million (28.3 percent) over the prior year. Mortgage banking contributed $863 million of the business line’s net income in 2012, or an increase of $450 million over the prior year.

Total net revenue increased $954 million (13.0 percent) in 2012, compared with 2011. Net interest income, on a taxable-equivalent basis, increased $132 million (2.9 percent) in 2012, compared with 2011. The year-over-year increase in net interest income was primarily due to higher average loan and deposit balances, partially offset by lower loan rates and the impact of lower rates on the margin benefit from deposits. Noninterest income increased $822 million (29.9 percent) in 2012, compared with 2011, primarily the result of strong mortgage origination and sales revenue, as well as an increase in loan servicing revenue, partially offset by a decrease in ATM processing services revenue as a result of the change in presentation of the surcharge revenue passed through to others.

Noninterest expense increased $312 million (6.6 percent) in 2012, compared with 2011. The increase reflected the foreclosure-related regulatory settlement accrual and higher mortgage servicing review-related costs, higher compensation and employee benefits expense, and higher net shared services costs, partially offset by lower net occupancy and equipment expense due to the presentation change to ATM surcharge revenue passed through to others and lower FDIC assessments and other intangibles expense.

The provision for credit losses decreased $231 million (16.6 percent) in 2012, compared with 2011, due to lower net charge-offs and a reduction in the reserve allocation. As a percentage of average loans outstanding, net charge-offs decreased to .92 percent in 2012, compared with 1.19 percent in 2011. Nonperforming assets were $1.4 billion at December 31, 2012, unchanged from December 31, 2011. Nonperforming assets as a percentage of period-end loans were 1.16 percent at December 31, 2012, compared with 1.21 percent at December 31, 2011. Refer to the “Corporate Risk Profile” section for further information on factors impacting the credit quality of the loan portfolios.

Wealth Management and Securities Services Wealth Management and Securities Services provides private banking, financial advisory services, investment management, retail brokerage services, insurance, trust, custody and fund servicing through five businesses: Wealth Management, Corporate Trust Services, U.S. Bancorp Asset Management, Institutional Trust & Custody and Fund Services. Wealth Management and Securities Services contributed $171 million of the Company’s net income in 2012, a decrease of $9 million (5.0 percent), compared with 2011. The decrease from the prior year was primarily due to higher noninterest expense, partially offset by higher noninterest income.

Total net revenue increased $69 million (4.9 percent) in 2012, compared with 2011. Noninterest income increased $70 million (6.7 percent) in 2012, compared with 2011, primarily due to the impact of improved market conditions, business expansion and an increase in investment product fees and commissions.

Noninterest expense increased $74 million (6.6 percent) in 2012, compared with 2011. The increase in noninterest expense was primarily due to higher compensation and employee benefits expense and an increase in net shared services costs.

Payment Services Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate and purchasing card services, consumer lines of credit and merchant processing. Payment Services contributed $1.3 billion of the Company’s net income in 2012, or a

64	U.S. BANCORP

decrease of $60 million (4.5 percent) compared with 2011. The decrease was primarily due to an increase in the provision for credit losses and higher noninterest expense, partially offset by an increase in total net revenue.

Total net revenue increased $144 million (3.1 percent) in 2012, compared with 2011. Net interest income, on a taxable-equivalent basis, increased $194 million (14.3 percent) in 2012, compared with 2011, primarily due to higher average loan balances and loan yields, including the credit card balance transfer fees presentation change. Noninterest income decreased $50 million (1.5 percent) in 2012, compared with 2011. Credit and debit card revenue decreased due to lower debit card interchange fees as a result of 2011 legislation, net of mitigation efforts, and the impact of the inclusion of credit card balance transfer fees in interest income beginning in the first quarter or 2012. These negative variances were partially offset by higher transaction volumes. The decrease in credit and debit card revenue was partially offset by higher merchant processing services revenue, primarily due to increased transaction volumes, and higher other revenue due to the impact of the gain on the credit card portfolio sale during 2012.

Noninterest expense increased $54 million (2.8 percent) in 2012, compared with 2011, due to higher compensation, professional services, outside data processing and net shared services expense. The provision for credit losses increased $187 million (36.8 percent) in 2012, compared with 2011, due to changes in the reserve allocation, partially offset by lower net charge-offs. In addition, the 2012 provision for credit losses reflected lower reserve releases than in 2011. As a percentage of average loans outstanding, net charge-offs were 3.44 percent in 2012, compared with 4.47 percent in 2011.

Treasury and Corporate Support Treasury and Corporate Support includes the Company’s investment portfolios, most covered commercial and commercial real estate loans and related other real estate owned, funding, capital management, interest rate risk management, the net effect of transfer pricing related to average balances and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis. Treasury and Corporate Support recorded net income of $1.6 billion in 2012, compared with $1.5 billion in 2011.

Total net revenue increased $35 million (1.4 percent) in 2012, compared with 2011. Net interest income, on a taxable-equivalent basis, increased $320 million (16.7 percent) in 2012, compared with 2011, reflecting lower long-term funding rates, partially offset by lower rates on the investment securities portfolio. Noninterest income decreased $285 million (57.1 percent) in 2012, compared with 2011, primarily due to the 2011 merchant settlement gain, gain on the FCB acquisition and gains related to the Company’s investment in Visa Inc., partially offset by higher commercial products revenue.

Noninterest expense increased $93 million (11.0 percent) in 2012, compared with 2011, primarily due to litigation and insurance-related matters, and increased compensation and employee benefits expense, partially offset by the accrual for mortgage servicing-related matters recorded in 2011.

Income taxes are assessed to each line of business at a managerial tax rate of 36.4 percent with the residual tax expense or benefit to arrive at the consolidated effective tax rate included in Treasury and Corporate Support.

Non-GAAP Financial Measures

In addition to capital ratios defined by banking regulators under the FDIC Improvement Act prompt corrective action provisions applicable to all banks, the Company considers various other measures when evaluating capital utilization and adequacy, including:

•	Tangible common equity to tangible assets,

•	Tangible common equity to risk-weighted assets using Basel I definition,

•	Tier 1 common equity to risk-weighted assets using Basel I definition,

•	Tier 1 common equity to risk-weighted assets using Basel III proposals published prior to June 2012, and

•	Tier 1 common equity to risk-weighted assets approximated using proposed rules for the Basel III standardized approach released June 2012.

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

U.S. BANCORP	65

The following table shows the Company’s calculation of these Non-GAAP financial measures:

At December 31 (Dollars in Millions)	2012	2011	2010	2009	2008
Total equity	$40,267	$34,971	$30,322	$26,661	$27,033
Preferred stock	(4,769)	(2,606)	(1,930)	(1,500)	(7,931)
Noncontrolling interests	(1,269)	(993)	(803)	(698)	(733)
Goodwill (net of deferred tax liability)	(8,351)	(8,239)	(8,337)	(8,482)	(8,153)
Intangible assets, other than mortgage servicing rights	(1,006)	(1,217)	(1,376)	(1,657)	(1,640)
Tangible common equity (a)	24,872	21,916	17,876	14,324	8,576
Tier 1 capital, determined in accordance with prescribed regulatory requirements using Basel I definition	31,203	29,173	25,947	22,610	24,426
Trust preferred securities	–	(2,675)	(3,949)	(4,524)	(4,024)
Preferred stock	(4,769)	(2,606)	(1,930)	(1,500)	(7,931)
Noncontrolling interests, less preferred stock not eligible for Tier 1 capital	(685)	(687)	(692)	(692)	(693)
Tier 1 common equity using Basel I definition (b)	25,749	23,205	19,376	15,894	11,778
Tangible common equity (as calculated above)		21,916	17,876
Adjustments (1)		450	381
Tier 1 common equity using Basel III proposals published prior to June 2012 (c)		22,366	18,257
Tangible common equity (as calculated above)	24,872
Adjustments (2)	126
Tier 1 common equity approximated using proposed rules for the Basel III standardized approach released June 2012 (d)	24,998
Total assets	353,855	340,122	307,786	281,176	265,912
Goodwill (net of deferred tax liability)	(8,351)	(8,239)	(8,337)	(8,482)	(8,153)
Intangible assets, other than mortgage servicing rights	(1,006)	(1,217)	(1,376)	(1,657)	(1,640)
Tangible assets (e)	344,498	330,666	298,073	271,037	256,119
Risk-weighted assets, determined in accordance with prescribed regulatory requirements using Basel I definition (f)	287,611	271,333	247,619	235,233	230,628
Risk-weighted assets using Basel III proposals published prior to June 2012 (g)		274,351	251,704
Risk-weighted assets, determined in accordance with prescribed regulatory requirements using Basel I definition	287,611
Adjustments (3)	21,233
Risk-weighted assets approximated using proposed rules for the Basel III standardized approach released June 2012 (h)	308,844
Ratios
Tangible common equity to tangible assets (a)/(e)	7.2%	6.6%	6.0%	5.3%	3.3%
Tangible common equity to risk-weighted assets using Basel I definition (a)/(f)	8.6	8.1	7.2	6.1	3.7
Tier 1 common equity to risk-weighted assets using Basel I definition (b)/(f)	9.0	8.6	7.8	6.8	5.1
Tier 1 common equity to risk-weighted assets using Basel III proposals published prior to June 2012 (c)/(g)	–	8.2	7.3	–	–
Tier 1 common equity to risk-weighted assets approximated using proposed rules for the Basel III standardized approach released June 2012 (d)/(h)	8.1	–	–	–	–

(1)	Principally net losses on cash flow hedges included in accumulated other comprehensive income.
(2)	Includes net losses on cash flow hedges included in accumulated other comprehensive income, unrealized losses on securities transferred from available-for-sale to held-to-maturity included in accumulated other comprehensive income and disallowed mortgage servicing rights.
(3)	Includes higher risk-weighting for residential mortgages, unfunded loan commitments, investment securities and mortgage servicing rights, and other adjustments.

Accounting Changes

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

66	U.S. BANCORP

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

Some factors considered in determining the appropriate allowance for credit losses are quantifiable while other factors require qualitative judgment. Management conducts an analysis with respect to the accuracy of risk ratings and the volatility of inherent losses, and utilizes this analysis along with qualitative factors, including uncertainty in the economy from changes in unemployment rates, the level of bankruptcies and concentration risks, including risks associated with the weakened housing market and highly leveraged enterprise-value credits, in determining the overall level of the allowance for credit losses. The Company’s determination of the allowance for commercial lending segment loans is sensitive to the assigned credit risk ratings and inherent loss rates at December 31, 2012. In the event that 10 percent of period ending loan balances (including unfunded commitments) within each risk category of this segment of the loan portfolio experienced downgrades of two risk categories, the allowance for credit losses would increase by approximately $232 million at December 31, 2012. The Company believes the allowance for credit losses appropriately considers the imprecision in estimating credit losses based on credit risk ratings and inherent loss rates but actual losses may differ from those estimates. In the event that inherent loss or estimated loss rates for commercial lending segment loans increased by 10 percent, the allowance for credit losses would increase by approximately $143 million at December 31, 2012. The Company’s determination of the allowance for consumer lending segment loans is sensitive to changes in estimated loss rates. In the event that estimated loss

U.S. BANCORP	67

rates for this segment of the loan portfolio increased by 10 percent, the allowance for credit losses would increase by approximately $168 million at December 31, 2012. Because several quantitative and qualitative factors are considered in determining the allowance for credit losses, these sensitivity analyses do not necessarily reflect the nature and extent of future changes in the allowance for credit losses. They are intended to provide insights into the impact of adverse changes in risk rating and inherent losses and do not imply any expectation of future deterioration in the risk rating or loss rates. Given current processes employed by the Company, management believes the risk ratings and inherent loss rates currently assigned are appropriate. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions that could be significant to the Company’s financial statements. Refer to the “Analysis and Determination of the Allowance for Credit Losses” section for further information.

Fair Value Estimates A portion of the Company’s assets and liabilities are carried at fair value on the Consolidated Balance Sheet, with changes in fair value recorded either through earnings or other comprehensive income (loss) in accordance with applicable accounting principles generally accepted in the United States. These include all of the Company’s available-for-sale securities, derivatives and other trading instruments, MSRs and most mortgage loans held for sale. The estimation of fair value also affects other loans held for sale, which are recorded at the lower-of-cost-or-fair value. The determination of fair value is important for certain other assets that are periodically evaluated for impairment using fair value estimates including goodwill and other intangible assets, impaired loans, other real estate owned and other repossessed assets.

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

When available, trading and available-for-sale securities are valued based on quoted market prices. However, certain securities are traded less actively and therefore, quoted market prices may not be available. The determination of fair value may require benchmarking to similar instruments or performing a discounted cash flow analysis using estimates of future cash flows and prepayment, interest and default rates. An example is non-agency residential mortgage-backed securities. For more information on investment securities, refer to Note 4 of the Notes to Consolidated Financial Statements.

As few derivative contracts are listed on an exchange, the majority of the Company’s derivative positions are valued using valuation techniques that use readily observable market inputs. Certain derivatives, however, must be valued using techniques that include unobservable inputs. For these instruments, the significant assumptions must be estimated and therefore, are subject to judgment. Note 19 of the Notes to Consolidated Financial Statements provides a summary of the Company’s derivative positions.

Refer to Note 20 of the Notes to Consolidated Financial Statements for additional information regarding estimations of fair value.

Purchased Loans and Related Indemnification Assets In accordance with applicable authoritative accounting guidance effective for the Company beginning January 1, 2009, all purchased loans and related indemnification assets arising from loss-sharing arrangements with the FDIC are recorded at fair value at date of purchase. The initial valuation of these loans and the related indemnification assets requires management to make subjective judgments concerning estimates about how the acquired loans will perform in the future using valuation methods including discounted cash flow analysis and independent third party appraisals. Factors that may significantly affect the initial valuation include, among others, market-based and industry data related to expected changes in interest rates, assumptions related to probability and severity of credit losses, estimated timing of credit losses including the foreclosure and liquidation of collateral, expected prepayment rates, required or anticipated loan modifications, unfunded loan commitments, the specific terms and provisions of any loss sharing agreements, and specific industry and market conditions that may impact discount rates and independent third party appraisals.

On an ongoing basis, the accounting for purchased loans and related indemnification assets follows applicable authoritative accounting guidance for purchased non-impaired loans and purchased impaired loans. Refer to Note 1 and Note 5 of the Notes to Consolidated Financial Statements for additional information. In addition, refer to the “Analysis and

68	U.S. BANCORP

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

In assessing the fair value of reporting units, the Company considers the stage of the current business cycle and potential changes in market conditions in estimating the timing and extent of future cash flows. Also, management often utilizes other information to validate the reasonableness of its valuations, including public market comparables, and multiples of recent mergers and acquisitions of similar businesses. Valuation multiples may be based on revenue, price-to-earnings and tangible capital ratios of comparable public companies and business segments. These multiples may be adjusted to consider competitive differences, including size, operating leverage and other factors. The carrying amount of a reporting unit is determined based on the amount of equity required for the reporting unit’s activities, considering the specific assets and liabilities of the reporting unit. The Company determines the amount of equity for each reporting unit on a risk-adjusted basis considering economic and regulatory capital requirements, and includes deductions and limitations related to certain types of assets including MSRs, purchased credit card relationship intangibles, and capital markets activity in the Company’s Wholesale Banking and Commercial Real Estate segment. The Company does not assign corporate assets and liabilities to reporting units that do not relate to the operations of the reporting unit or are not considered in determining the fair value of the reporting unit. These assets and liabilities primarily relate to the Company’s investment securities portfolio and other investments (including direct equity investments, bank-owned life insurance and tax-advantaged investments) and corporate debt and other funding liabilities. In the most recent goodwill impairment test, the portion of the Company’s total equity allocated to the Treasury and Corporate Support operating segment included approximately $3 billion in excess of the economic and regulatory capital requirements of that segment.

The Company’s annual assessment of potential goodwill impairment was completed during the second quarter of 2012. Based on the results of this assessment, no goodwill impairment was recognized. Because of current economic conditions the Company continues to monitor goodwill and other intangible assets for impairment indicators throughout the year.

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

U.S. BANCORP	69

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

The annual report of the Company’s management on internal control over financial reporting is provided on page 71. The attestation report of Ernst & Young LLP, the Company’s independent accountants, regarding the Company’s internal control over financial reporting is provided on page 73.

70	U.S. BANCORP

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

Management assessed the effectiveness of the Company’s system of internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control-Integrated Framework. Based on our assessment and those criteria, management believes the Company designed and maintained effective internal control over financial reporting as of December 31, 2012.

The Company’s independent accountants, Ernst & Young LLP, have been engaged to render an independent professional opinion on the financial statements and issue an attestation report on the Company’s internal control over financial reporting. Their opinion on the financial statements appearing on page 72 and their attestation on internal control over financial reporting appearing on page 73 are based on procedures conducted in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).

U.S. BANCORP	71

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

The Board of Directors and Shareholders of U.S. Bancorp:

We have audited the accompanying consolidated balance sheets of U.S. Bancorp as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of U.S. Bancorp’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of U.S. Bancorp at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), U.S. Bancorp’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2013 expressed an unqualified opinion thereon.

Minneapolis, Minnesota

February 22, 2013

72	U.S. BANCORP

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of U.S. Bancorp:

We have audited U.S. Bancorp’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). U.S. Bancorp’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on U.S. Bancorp’s internal control over financial reporting based on our audit.

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

In our opinion, U.S. Bancorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of U.S. Bancorp as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated February 22, 2013 expressed an unqualified opinion thereon.

Minneapolis, Minnesota

February 22, 2013

U.S. BANCORP	73

Consolidated Financial Statements and Notes Table of Contents

74	U.S. BANCORP

U.S. Bancorp

Consolidated Balance Sheet

At December 31 (Dollars in Millions)	2012	2011
Assets
Cash and due from banks	$8,252	$13,962
Investment securities
Held-to-maturity (fair value $34,952 and $19,216, respectively; including $1,482 and $155 pledged as collateral, respectively) (a)	34,389	18,877
Available-for-sale ($1,906 and $6,831 pledged as collateral, respectively) (a)	40,139	51,937
Loans held for sale (included $7,957 and $6,925 of mortgage loans carried at fair value, respectively)	7,976	7,156
Loans
Commercial	66,223	56,648
Commercial real estate	36,953	35,851
Residential mortgages	44,018	37,082
Credit card	17,115	17,360
Other retail	47,712	48,107
Total loans, excluding covered loans	212,021	195,048
Covered loans	11,308	14,787
Total loans	223,329	209,835
Less allowance for loan losses	(4,424)	(4,753)
Net loans	218,905	205,082
Premises and equipment	2,670	2,657
Goodwill	9,143	8,927
Other intangible assets	2,706	2,736
Other assets	29,675	28,788
Total assets	$353,855	$340,122
Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$74,172	$68,579
Interest-bearing	145,972	134,757
Time deposits greater than $100,000	29,039	27,549
Total deposits	249,183	230,885
Short-term borrowings	26,302	30,468
Long-term debt	25,516	31,953
Other liabilities	12,587	11,845
Total liabilities	313,588	305,151
Shareholders’ equity
Preferred stock	4,769	2,606
Common stock, par value $0.01 a share — authorized: 4,000,000,000 shares; issued: 2012 and 2011 — 2,125,725,742 shares	21	21
Capital surplus	8,201	8,238
Retained earnings	34,720	30,785
Less cost of common stock in treasury: 2012 — 256,294,227 shares; 2011 — 215,904,019 shares	(7,790)	(6,472)
Accumulated other comprehensive income (loss)	(923)	(1,200)
Total U.S. Bancorp shareholders’ equity	38,998	33,978
Noncontrolling interests	1,269	993
Total equity	40,267	34,971
Total liabilities and equity	$353,855	$340,122

(a)	Includes only collateral pledged by the Company where counterparties have the right to sell or pledge the collateral.

See Notes to Consolidated Financial Statements.

U.S. BANCORP	75

U.S. Bancorp

Consolidated Statement of Income

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2012	2011	2010
Interest Income
Loans	$10,558	$10,370	$10,145
Loans held for sale	282	200	246
Investment securities	1,792	1,820	1,601
Other interest income	251	249	166
Total interest income	12,883	12,639	12,158
Interest Expense
Deposits	691	840	928
Short-term borrowings	442	531	548
Long-term debt	1,005	1,145	1,103
Total interest expense	2,138	2,516	2,579
Net interest income	10,745	10,123	9,579
Provision for credit losses	1,882	2,343	4,356
Net interest income after provision for credit losses	8,863	7,780	5,223
Noninterest Income
Credit and debit card revenue	892	1,073	1,091
Corporate payment products revenue	744	734	710
Merchant processing services	1,395	1,355	1,253
ATM processing services	346	452	423
Trust and investment management fees	1,055	1,000	1,080
Deposit service charges	653	659	710
Treasury management fees	541	551	555
Commercial products revenue	878	841	771
Mortgage banking revenue	1,937	986	1,003
Investment products fees and commissions	150	129	111
Securities gains (losses), net
Realized gains (losses), net	59	4	13
Total other-than-temporary impairment	(62)	(60)	(157)
Portion of other-than-temporary impairment recognized in other comprehensive income	(12)	25	66
Total securities gains (losses), net	(15)	(31)	(78)
Other	743	1,011	731
Total noninterest income	9,319	8,760	8,360
Noninterest Expense
Compensation	4,320	4,041	3,779
Employee benefits	945	845	694
Net occupancy and equipment	917	999	919
Professional services	530	383	306
Marketing and business development	388	369	360
Technology and communications	821	758	744
Postage, printing and supplies	304	303	301
Other intangibles	274	299	367
Other	1,957	1,914	1,913
Total noninterest expense	10,456	9,911	9,383
Income before income taxes	7,726	6,629	4,200
Applicable income taxes	2,236	1,841	935
Net income	5,490	4,788	3,265
Net (income) loss attributable to noncontrolling interests	157	84	52
Net income attributable to U.S. Bancorp	$5,647	$4,872	$3,317
Net income applicable to U.S. Bancorp common shareholders	$5,383	$4,721	$3,332
Earnings per common share	$2.85	$2.47	$1.74
Diluted earnings per common share	$2.84	$2.46	$1.73
Dividends declared per common share	$.78	$.50	$.20
Average common shares outstanding	1,887	1,914	1,912
Average diluted common shares outstanding	1,896	1,923	1,921

See Notes to Consolidated Financial Statements.

76	U.S. BANCORP

U.S. Bancorp

Consolidated Statement of Comprehensive Income

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Net income	$5,490	$4,788	$3,265
Other Comprehensive Income (Loss)
Changes in unrealized gains and losses on securities available-for-sale	715	920	278
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	12	(25)	(66)
Amortization of unrealized gains on securities transferred from available-for-sale to held-to-maturity	(51)	–	–
Changes in unrealized gains (losses) on derivative hedges	(74)	(343)	(383)
Foreign currency translation	14	(16)	24
Reclassification to earnings of realized gains and losses	376	363	365
Unrealized gains (losses) on retirement plans	(543)	(464)	(197)
Income taxes related to other comprehensive income	(172)	(166)	(5)
Total other comprehensive income (loss)	277	269	16
Comprehensive income	5,767	5,057	3,281
Comprehensive (income) loss attributable to noncontrolling interests	157	84	52
Comprehensive income attributable to U.S. Bancorp	$5,924	$5,141	$3,333

See Notes to Consolidated Financial Statements.

U.S. BANCORP	77

U.S. Bancorp

Consolidated Statement of Shareholders’ Equity

	U.S. Bancorp Shareholders
(Dollars and Shares in Millions)	Common Shares Outstanding	Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total U.S. Bancorp Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance December 31, 2009	1,913	$1,500	$21	$8,319	$24,116	$(6,509)	$(1,484)	$25,963	$698	$26,661
Change in accounting principle					(72)		(1)	(73)	(16)	(89)
Net income (loss)					3,317			3,317	(52)	3,265
Other comprehensive income (loss)							16	16		16
Preferred stock dividends					(89)			(89)		(89)
Common stock dividends					(385)			(385)		(385)
Issuance of preferred stock		430		10	118			558		558
Issuance of common and treasury stock	9			(134)		263		129		129
Purchase of treasury stock	(1)					(16)		(16)		(16)
Distributions to noncontrolling interests								–	(76)	(76)
Net other changes in noncontrolling interests								–	249	249
Stock option and restricted stock grants				99				99		99
Balance December 31, 2010	1,921	$1,930	$21	$8,294	$27,005	$(6,262)	$(1,469)	$29,519	$803	$30,322
Change in accounting principle					(2)			(2)		(2)
Net income (loss)					4,872			4,872	(84)	4,788
Other comprehensive income (loss)							269	269		269
Preferred stock dividends					(129)			(129)		(129)
Common stock dividends					(961)			(961)		(961)
Issuance of preferred stock		676						676		676
Issuance of common and treasury stock	11			(147)		340		193		193
Purchase of treasury stock	(22)					(550)		(550)		(550)
Distributions to noncontrolling interests								–	(80)	(80)
Purchase of noncontrolling interests				(3)				(3)	(8)	(11)
Net other changes in noncontrolling interests								–	362	362
Stock option and restricted stock grants				94				94		94
Balance December 31, 2011	1,910	$2,606	$21	$8,238	$30,785	$(6,472)	$(1,200)	$33,978	$993	$34,971
Net income (loss)					5,647			5,647	(157)	5,490
Other comprehensive income (loss)							277	277		277
Preferred stock dividends					(238)			(238)		(238)
Common stock dividends					(1,474)			(1,474)		(1,474)
Issuance of preferred stock		2,163						2,163		2,163
Issuance of common and treasury stock	18			(119)		560		441		441
Purchase of treasury stock	(59)					(1,878)		(1,878)		(1,878)
Distributions to noncontrolling interests								–	(76)	(76)
Net other changes in noncontrolling interests								–	509	509
Stock option and restricted stock grants				82				82		82
Balance December 31, 2012	1,869	$4,769	$21	$8,201	$34,720	$(7,790)	$(923)	$38,998	$1,269	$40,267

See Notes to Consolidated Financial Statements.

78	U.S. BANCORP

U.S. Bancorp

Consolidated Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Operating Activities
Net income attributable to U.S. Bancorp	$5,647	$4,872	$3,317
Adjustments to reconcile net income to net cash provided by operating activities
Provision for credit losses	1,882	2,343	4,356
Depreciation and amortization of premises and equipment	287	266	229
Amortization of intangibles	274	299	367
Provision for deferred income taxes	49	748	(370)
(Gain) loss on sale of loans held for sale	(2,889)	(860)	(1,289)
(Gain) loss on sale of securities and other assets	(242)	(25)	29
Loans originated for sale in the secondary market, net of repayments	(81,219)	(46,366)	(53,614)
Proceeds from sales of loans held for sale	82,302	48,094	50,721
Other, net	1,867	449	1,495
Net cash provided by operating activities	7,958	9,820	5,241
Investing Activities
Proceeds from sales of available-for-sale investment securities	2,060	1,018	1,212
Proceeds from maturities of held-to-maturity investment securities	6,336	1,404	167
Proceeds from maturities of available-for-sale investment securities	15,374	12,713	16,068
Purchases of held-to-maturity investment securities	(10,247)	(18,500)	(1,010)
Purchases of available-for-sale investment securities	(16,605)	(13,229)	(24,025)
Net increase in loans outstanding	(15,158)	(13,418)	(6,322)
Proceeds from sales of loans	1,895	820	1,829
Purchases of loans	(2,741)	(3,078)	(4,278)
Acquisitions, net of cash acquired	94	636	923
Other, net	(1,261)	(1,070)	(936)
Net cash used in investing activities	(20,253)	(32,704)	(16,372)
Financing Activities
Net increase in deposits	18,050	24,846	20,527
Net increase (decrease) in short-term borrowings	(4,167)	(2,205)	592
Proceeds from issuance of long-term debt	4,966	3,611	7,044
Principal payments or redemption of long-term debt	(11,415)	(3,300)	(8,394)
Fees paid on exchange of income trust securities for perpetual preferred stock	–	–	(4)
Proceeds from issuance of preferred stock	2,163	676	–
Proceeds from issuance of common stock	395	180	119
Repurchase of common stock	(1,856)	(514)	–
Cash dividends paid on preferred stock	(204)	(118)	(89)
Cash dividends paid on common stock	(1,347)	(817)	(383)
Net cash provided by financing activities	6,585	22,359	19,412
Change in cash and due from banks	(5,710)	(525)	8,281
Cash and due from banks at beginning of period	13,962	14,487	6,206
Cash and due from banks at end of period	$8,252	$13,962	$14,487
Supplemental Cash Flow Disclosures
Cash paid for income taxes	$1,469	$495	$424
Cash paid for interest	2,218	2,563	2,631
Net noncash transfers to foreclosed property	564	702	1,384
Noncash transfer of investment securities available-for-sale to held-to-maturity	11,705	–	–
Acquisitions
Assets (sold) acquired	$194	$1,761	$(14)
Liabilities sold (assumed)	(260)	(2,100)	(907)
Net	$(66)	$(339)	$(921)

See Notes to Consolidated Financial Statements.

U.S. BANCORP	79

Notes to Consolidated Financial Statements

NOTE 1	Significant Accounting Policies

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

Wholesale Banking and Commercial Real Estate Wholesale Banking and Commercial Real Estate offers lending, equipment finance and small-ticket leasing, depository services, treasury management, capital markets, international trade services and other financial services to middle market, large corporate, commercial real estate, financial institution and public sector clients.

Consumer and Small Business Banking Consumer and Small Business Banking delivers products and services through banking offices, telephone servicing and sales, on-line services, direct mail, ATM processing and over mobile devices, such as mobile phones and tablet computers. It encompasses community banking, metropolitan banking, in-store banking, small business banking, consumer lending, mortgage banking, workplace banking, student banking and 24-hour banking.

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

Treasury and Corporate Support Treasury and Corporate Support includes the Company’s investment portfolios, most covered commercial and commercial real estate loans and related other real estate owned (“OREO”), funding, capital management, interest rate risk management, the net effect of transfer pricing related to average balances and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis.

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

80	U.S. BANCORP

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

In determining the acquisition date fair value of purchased impaired loans, and in subsequent accounting, the Company generally aggregates purchased consumer loans and certain smaller balance commercial loans into pools of loans with common risk characteristics, while accounting for larger balance commercial loans individually. Expected cash flows at the purchase date in excess of the fair value of loans are recorded as interest income over the life of the loans if the timing and amount of the future cash flows is reasonably estimable. Subsequent to the purchase date, increases in cash flows over those expected at the purchase date are recognized as interest income prospectively. The present value of any decreases in expected cash flows, other than from decreases in variable interest rates, after the purchase date is recognized by recording an allowance for credit losses. Revolving loans, including lines of credit and credit cards loans, and leases are excluded from purchased impaired loans accounting.

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

U.S. BANCORP	81

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

In October 2012, the Financial Accounting Standards Board issued accounting guidance, which the Company will adopt January 1, 2013, applicable to indemnification assets related to FDIC loss-sharing agreements. The guidance requires any reduction in expected cash flows from the FDIC resulting from increases in expected cash flows of the covered assets (when there are no previous valuation allowances to reverse) to be amortized over the shorter of the remaining contractual term of the indemnification agreements or the remaining life of the covered assets. Prior to the 2013 adoption of this guidance, the Company has amortized decreases in expected cash flows from the FDIC over the expected life of the covered assets. The Company does not expect adopting this guidance will materially affect its financial statements.

Commitments to Extend Credit Unfunded commitments for residential mortgage loans intended to be held for sale are considered derivatives and recorded on the balance sheet at fair value with changes in fair value recorded in income. All other unfunded loan commitments are not considered derivatives. For loans purchased after January 1, 2009, the fair value of the unfunded credit commitments is considered in the determination of the fair value of the loans recorded at the date of acquisition. Reserves for credit exposure on all other unfunded credit commitments are recorded in other liabilities.

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

The allowance recorded for loans in the commercial lending segment is based on reviews of individual credit relationships and considers the migration analysis of commercial lending segment loans and actual loss experience. The Company currently uses a 12-year period of historical losses in considering actual loss experience, because it believes that period best reflects the losses incurred in the portfolio. This timeframe and the results of the analysis are evaluated quarterly to determine if they are appropriate. The allowance recorded for impaired loans greater than $5 million in the commercial lending segment is based on an individual loan analysis utilizing expected cash flows discounted using the original effective interest rate, the observable market price, or the fair value of the collateral for collateral-dependent loans. The allowance recorded for all other commercial lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, bankruptcy experience, and historical losses, adjusted for current trends. The Company also considers the impacts of any loan modifications made to commercial lending segment loans and any subsequent payment defaults to its expectations of cash flows, principal balance, and current expectations about the borrower’s ability to pay in determining the allowance for credit losses.

The allowance recorded for purchased impaired and Troubled Debt Restructuring (“TDR”) loans in the consumer lending segment is determined on a homogenous pool basis utilizing expected cash flows discounted using the original effective interest rate of the pool. The allowance for collateral-dependent loans in the consumer lending segment is determined based on the fair value of the collateral. The allowance recorded for all other consumer lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, bankruptcy experience, delinquency status, refreshed loan-to-value ratios when possible, portfolio growth and historical losses, adjusted for current trends. The Company also considers any modifications made to consumer lending segment loans including the impacts of any subsequent payment defaults since modification in determining the allowance for credit losses, such as the borrower’s ability to pay under the restructured terms, and the timing and amount of payments.

The allowance for the covered loan segment is evaluated each quarter in a manner similar to that described for non-covered loans and represents any decreases in expected cash flows of those loans after the acquisition date. The provision for credit losses for covered loans considers the indemnification provided by the FDIC.

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

82	U.S. BANCORP

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

Commercial lending segment loans are generally placed on nonaccrual status when the collection of principal and interest has become 90 days past due or is otherwise considered doubtful. When a loan is placed on nonaccrual status, unpaid accrued interest is reversed. Commercial lending segment loans are generally fully or partially charged down to the fair value of the collateral securing the loan, less costs to sell, when the loan is considered uncollectible.

Consumer lending segment loans are generally charged-off at a specific number of days or payments past due. Residential mortgages and other retail loans secured by 1-4 family properties are generally charged down to the fair value of the collateral securing the loan, less costs to sell, at 180 days past due, and placed on nonaccrual status in instances where a partial charge-off occurs unless the loan is well secured and in the process of collection. Loans and lines in a junior lien position secured by 1-4 family properties are placed on nonaccrual status at 120 days past due or when behind a first lien that has become 180 days or greater past due or placed on nonaccrual status. Any secured consumer lending segment loan whose borrower has had debt discharged through bankruptcy, for which the loan amount exceeds the fair value of the collateral, is charged down to the fair value of the related collateral and the remaining balance is placed on nonaccrual status. Credit card loans continue to accrue interest until the account is charged off. Credit cards are charged off at 180 days past due. Other retail loans not secured by 1-4 family properties are charged-off at 120 days past due; and revolving consumer lines are charged off at 180 days past due. Similar to credit cards, other retail loans are generally not placed on nonaccrual status because of the relative short period of time to charge-off. Certain retail customers having financial difficulties may have the terms of their credit card and other loan agreements modified to require only principal payments and, as such, are reported as nonaccrual.

For all loan classes, interest payments received on nonaccrual loans are generally recorded as a reduction to the loan carrying amount. Interest payments are generally recorded as reductions to a loan’s carrying amount while a loan is on nonaccrual and are recognized as interest income upon payoff of the loan. Interest income may be recognized for interest payments if the remaining carrying amount of the loan is believed to be collectible. In certain circumstances, loans in any class may be restored to accrual status, such as when a loan has demonstrated sustained repayment performance or no amounts are past due and prospects for future payment are no longer in doubt; or the loan becomes well secured and is in the process of collection. Loans where there has been a partial charge-off may be returned to accrual status if all principal and interest (including amounts previously charged-off) is expected to be collected and the loan is current.

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

U.S. BANCORP	83

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

Troubled Debt Restructurings In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. Concessionary modifications are classified as TDRs unless the modification results in only an insignificant delay in payments to be received. The Company recognizes interest on TDRs if the borrower complies with the revised terms and conditions as agreed upon with the Company and has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles. To the extent a previous restructuring was insignificant, the Company considers the cumulative effect of past restructurings related to the receivable when determining whether a current restructuring is a TDR. Loans classified as TDRs are considered impaired loans for reporting and measurement purposes.

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

Modifications for the consumer lending segment are generally part of programs the Company has initiated. The Company participates in the U.S. Department of Treasury Home Affordable Modification Program (“HAMP”). HAMP gives qualifying homeowners an opportunity to permanently modify residential mortgage loans and achieve more affordable monthly payments, with the U.S. Department of Treasury compensating the Company for a portion of the reduction in monthly amounts due from borrowers participating in this program. The Company also modifies residential mortgage loans under Federal Housing Administration, Department of Veterans Affairs, or other internal programs. Under these programs, the Company provides concessions to qualifying borrowers experiencing financial difficulties. The concessions may include adjustments to interest rates, conversion of adjustable rates to fixed rates, extension of maturity dates or deferrals of payments, capitalization of accrued interest and/or outstanding advances, or in limited situations, partial forgiveness of loan principal. In most instances, participation in residential mortgage loan restructuring programs requires the customer to complete a short-term trial period. A permanent loan modification is contingent on the customer successfully completing the trial period arrangement and the loan documents are not modified until that time. The Company reports loans in a trial period arrangement as TDRs.

Credit card and other retail loan modifications are generally part of two distinct restructuring programs. The Company offers workout programs providing customers experiencing financial difficulty with modifications whereby balances may be amortized up to 60 months, and generally include waiver of fees and reduced interest rates. The Company also provides modification programs to qualifying customers experiencing a temporary financial hardship in which reductions are made to monthly required minimum payments for up to 12 months. Balances related to these programs are generally frozen, however, accounts may be reopened upon successful exit of the program, in which account privileges may be restored.

In addition, the Company considers secured loans to consumer borrowers that have debt discharged through bankruptcy where the borrower has not reaffirmed the debt to be TDRs.

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

84	U.S. BANCORP

due per the contractual terms of the loan agreement. Impaired loans include all nonaccrual and TDR loans. For all loan classes, interest income on TDR loans is recognized under the modified terms and conditions if the borrower has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles. Interest income is generally not recognized on other impaired loans until the loan is paid off. However, interest income may be recognized for interest payments if the remaining carrying amount of the loan is believed to be collectible.

Factors used by the Company in determining whether all principal and interest payments due on commercial and commercial real estate loans will be collected and therefore whether those loans are impaired include, but are not limited to, the financial condition of the borrower, collateral and/or guarantees on the loan, and the borrower’s estimated future ability to pay based on industry, geographic location and certain financial ratios. The evaluation of impairment on residential mortgages, credit card and other retail loans is primarily driven by delinquency status of individual loans or whether a loan has been modified. Individual covered loans, whose future losses are covered by loss sharing agreements with the FDIC that substantially reduce the risk of credit losses to the Company, are evaluated for impairment and accounted for in a manner consistent with the class of loan they would have been included in had the loss sharing coverage not been in place.

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

Other Real Estate OREO is included in other assets, and is property acquired through foreclosure or other proceedings on defaulted loans. OREO includes properties vacated by the borrower and maintained by the Company, regardless of whether title in the property has transferred to the Company. OREO is initially recorded at fair value, less estimated selling costs. OREO is evaluated regularly and any decreases in value along with holding costs, such as taxes and insurance, are reported in noninterest expense.

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

All derivative instruments that qualify and are designated for hedge accounting are recorded at fair value and classified either as a hedge of the fair value of a recognized asset or liability (“fair value hedge”), a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability or a forecasted transaction (“cash flow hedge”), or a hedge of the volatility of an investment in foreign operations driven by changes in foreign currency exchange rates (“net investment hedge”). Changes in the fair value of a derivative that is highly effective and designated as a fair value hedge, and the offsetting changes in the fair value of the hedged item, are recorded in earnings. Effective changes in the fair value of

U.S. BANCORP	85

a derivative designated as a cash flow hedge are recorded in other comprehensive income (loss) until cash flows of the hedged item are realized. Any change in fair value resulting from hedge ineffectiveness is immediately recorded in noninterest income. Effective changes in the fair value of net investment hedges are recorded in other comprehensive income (loss). The Company performs an assessment, both at the inception of a hedge and, at a minimum, on a quarterly basis thereafter, to determine whether derivatives designated as hedging instruments are highly effective in offsetting changes in the value of the hedged items.

If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in other comprehensive income (loss) is reported in earnings immediately, unless the forecasted transaction is at least reasonably possible of occuring, whereby the amounts within other comprehensive income (loss) remain.

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

Commercial Products Revenue Commercial products revenue primarily includes revenue related to ancillary services provided to Wholesale Banking and Commercial Real Estate customers including standby letter of credit fees, non-yield related loan fees, capital markets related revenue and non-yield related leasing revenue. These fees are recognized as earned or as transactions occur and services are provided.

Mortgage Banking Revenue Mortgage banking revenue includes revenue derived from mortgages originated and subsequently sold, generally with servicing retained. The primary components include: gains and losses on mortgage sales; servicing revenue, including losses related to the repurchase of previously sold loans; changes in fair value for mortgage loans originated with the intent to sell and measured at fair value under the fair value option; changes in the fair value of mortgage servicing rights (“MSRs”); and the impact of risk management activities associated with the mortgage origination pipeline, funded loans and MSRs. Net interest income from mortgage loans is recorded in interest income. Refer to Other Significant Policies in Note 1, as well as Note 9 and Note 20 for a further discussion of MSRs.

Deposit Service Charges Service charges on deposit accounts are primarily monthly fees based on minimum balances or transaction-based fees. These fees are recognized as earned or as transactions occur and services are provided.

86	U.S. BANCORP

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

Pensions For purposes of its pension plans, the Company utilizes its fiscal year-end as the measurement date. At the measurement date, plan assets are determined based on fair value, generally representing observable market prices or the net asset value provided by the plans’ administrator. The actuarial cost method used to compute the pension liabilities and related expense is the projected unit credit method. The projected benefit obligation is principally determined based on the present value of projected benefit distributions at an assumed discount rate. The discount rate utilized is based on the investment yield of high quality corporate bonds available in the marketplace with maturities equal to projected cash flows of future benefit payments as of the measurement date. Periodic pension expense (or income) includes service costs, interest costs based on the assumed discount rate, the expected return on plan assets based on an actuarially derived market-related value and amortization of actuarial gains and losses. Pension accounting reflects the long-term nature of benefit obligations and the investment horizon of plan assets, and can have the effect of reducing earnings volatility related to short-term changes in interest rates and market valuations. Actuarial gains and losses include the impact of plan amendments and various unrecognized gains and losses which are deferred and amortized over the future service periods of active employees. The market-related value utilized to determine the expected return on plan assets is based on fair value adjusted for the difference between expected returns and actual performance of plan assets. The unrealized difference between actual experience and expected returns is included in expense over a period of approximately twelve years. The overfunded or underfunded status of the plans is recorded as an asset or liability on the Consolidated Balance Sheet, with changes in that status recognized through other comprehensive income (loss).

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

U.S. BANCORP	87

NOTE 2	Business Combinations and Divestitures

In January 2012, the Company acquired the banking operations of BankEast, a subsidiary of BankEast Corporation, from the FDIC. This transaction did not include a loss sharing agreement. The Company acquired approximately $261 million of assets and assumed approximately $252 million of deposits from the FDIC with this transaction.

In November 2012, the Company acquired the hedge fund administration servicing business of Alternative Investment Solutions, LLC. The Company recorded approximately $108 million of assets, including intangibles, and approximately $3 million of liabilities with this transaction.

In December 2012, the Company acquired FSV Payment Systems, Inc., a prepaid card program manager with a proprietary processing platform. The Company recorded approximately $243 million of assets, including intangibles, and approximately $28 million of liabilities with this transaction.

During 2011, the Company acquired the banking operations of First Community Bank of New Mexico (“FCB”) from the FDIC. The FCB transaction did not include a loss sharing agreement. The Company acquired 38 branch locations and approximately $1.8 billion in assets, assumed approximately $2.1 billion in liabilities, and received approximately $412 million in cash from the FDIC. In addition, the Company recognized a $46 million gain on this transaction during 2011.

NOTE 3	Restrictions on Cash and Due from Banks

The Federal Reserve Bank requires bank subsidiaries to maintain minimum average reserve balances, either in the form of cash or reserve balances held with the Federal Reserve Bank. The amount of those required reserve balances was approximately $1.7 billion at December 31, 2012 and 2011. At December 31, 2012 and 2011, the Company held $.9 billion and $8.5 billion, respectively, of balances at the Federal Reserve Bank. These balances are included in cash and due from banks on the Consolidated Balance Sheet.

88	U.S. BANCORP

NOTE 4	Investment Securities

The amortized cost, other-than-temporary impairment recorded in other comprehensive income (loss), gross unrealized holding gains and losses, and fair value of held-to-maturity and available-for-sale investment securities at December 31 were as follows:

	2012					2011
			Unrealized Losses					Unrealized Losses
(Dollars in Millions)	Amortized Cost	Unrealized Gains	Other-than- Temporary (e)	Other (f)	Fair Value	Amortized Cost	Unrealized Gains	Other-than- Temporary (e)	Other (f)	Fair Value
Held-to-maturity (a)
U.S. Treasury and agencies	$3,154	$27	$–	$–	$3,181	$2,560	$35	$–	$–	$2,595
Mortgage-backed securities
Residential
Agency	31,064	545	–	(6)	31,603	16,085	333	–	(3)	16,415
Non-agency non-prime (d)	1	–	–	–	1	2	–	–	–	2
Commercial non-agency	2	–	–	–	2	4	–	–	(2)	2
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	7	15	–	–	22	52	13	–	(2)	63
Other	19	2	(3)	(1)	17	23	1	(6)	(1)	17
Obligations of state and political subdivisions	20	1	–	–	21	23	1	–	(1)	23
Obligations of foreign governments	7	–	–	–	7	7	–	–	–	7
Other debt securities	115	–	–	(17)	98	121	–	–	(29)	92
Total held-to-maturity	$34,389	$590	$(3)	$(24)	$34,952	$18,877	$383	$(6)	$(38)	$19,216
Available-for-sale (b)
U.S. Treasury and agencies	$1,211	$16	$–	$(1)	$1,226	$1,045	$13	$–	$(1)	$1,057
Mortgage-backed securities
Residential
Agency	28,754	746	–	(5)	29,495	39,337	981	–	(4)	40,314
Non-agency
Prime (c)	641	3	(16)	(4)	624	911	5	(63)	(50)	803
Non-prime (d)	372	4	(20)	(1)	355	1,047	9	(247)	(7)	802
Commercial
Agency	185	8	–	–	193	133	7	–	–	140
Non-agency	–	–	–	–	–	42	2	–	(2)	42
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	32	10	–	–	42	180	31	(3)	(2)	206
Other	579	14	–	(1)	592	694	16	(5)	(24)	681
Obligations of state and political subdivisions	6,059	396	–	–	6,455	6,394	167	–	(22)	6,539
Obligations of foreign governments	6	–	–	–	6	6	–	–	–	6
Corporate debt securities	814	2	–	(85)	731	1,000	1	–	(174)	827
Perpetual preferred securities	205	27	–	(14)	218	379	25	–	(86)	318
Other investments	182	20	–	–	202	188	15	–	(1)	202
Total available-for-sale	$39,040	$1,246	$(36)	$(111)	$40,139	$51,356	$1,272	$(318)	$(373)	$51,937

(a)	Held-to-maturity investment securities are carried at historical cost or at fair value at the time of transfer from the available-for-sale to held-to-maturity category, adjusted for amortization of premiums and accretion of discounts and credit-related other-than-temporary impairment.
(b)	Available-for-sale investment securities are carried at fair value with unrealized net gains or losses reported within accumulated other comprehensive income (loss) in shareholders’ equity.
(c)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads). When the Company determines the designation, prime securities typically have a weighted average credit score of 725 or higher and a loan-to-value of 80 percent or lower; however, other pool characteristics may result in designations that deviate from these credit score and loan-to-value thresholds.
(d)	Includes all securities not meeting the conditions to be designated as prime.
(e)	Represents impairment not related to credit for those investment securities that have been determined to be other-than-temporarily impaired.
(f)	Represents unrealized losses on investment securities that have not been determined to be other-than-temporarily impaired.

U.S. BANCORP	89

During 2012, the Company transferred $11.7 billion of available-for-sale agency mortgage-backed investment securities to the held-to-maturity category, reflecting the Company’s intent to hold those securities to maturity.

The weighted-average maturity of the available-for-sale investment securities was 4.1 years at December 31, 2012, compared with 5.2 years at December 31, 2011. The corresponding weighted-average yields were 2.93 percent and 3.19 percent, respectively. The weighted-average maturity of the held-to-maturity investment securities was 3.3 years at December 31, 2012, and 3.9 years at December 31, 2011. The corresponding weighted-average yields were 1.94 percent and 2.21 percent, respectively.

For amortized cost, fair value and yield by maturity date of held-to-maturity and available-for-sale investment securities outstanding at December 31, 2012, refer to Table 13 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

Investment securities with a fair value of $20.1 billion at December 31, 2012, and $20.7 billion at December 31, 2011, were pledged to secure public, private and trust deposits, repurchase agreements and for other purposes required by contractual obligation or law. Included in these amounts were securities where the Company and certain counterparties have agreements granting the counterparties the right to sell or pledge the securities. Investment securities delivered under these types of arrangements had a fair value of $3.4 billion at December 31, 2012, and $7.0 billion at December 31, 2011.

The following table provides information about the amount of interest income from taxable and non-taxable investment securities:

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Taxable	$1,515	$1,517	$1,292
Non-taxable	277	303	309
Total interest income from investment securities	$1,792	$1,820	$1,601

The following table provides information about the amount of gross gains and losses realized through the sales of available-for-sale investment securities:

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Realized gains	$158	$11	$21
Realized losses	(99)	(7)	(8)
Net realized gains (losses)	$59	$4	$13
Income tax (benefit) on net realized gains (losses)	$23	$2	$5

In 2007, the Company purchased certain structured investment securities (“SIVs”) from certain money market funds managed by an affiliate of the Company. Subsequent to the initial purchase, the Company exchanged its interest in the SIVs for a pro-rata portion of the underlying investment securities according to the applicable restructuring agreements. The SIVs and the investment securities received are collectively referred to as “SIV-related securities”. During 2012, the Company sold essentially all of the SIV-related securities.

Some of the SIV-related securities evidenced credit deterioration at the time of acquisition by the Company. All investment securities with evidence of credit deterioration at acquisition have been subsequently sold by the Company as of December 31, 2012. Changes in the accretable balance for these investment securities were as follows:

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Balance at beginning of period	$100	$139	$292
Additions (a)	–	–	66
Disposals	(90)	–	(219	) (b)
Accretion	(11)	(17)	(29)
Other (c)	1	(22)	29
Balance at end of period	$–	$100	$139

(a)	Primarily resulted from the exchange of certain SIVs for the underlying investment securities.
(b)	Primarily resulted from the sale of securities covered under loss sharing agreements with the FDIC and the exchange of certain SIVs for the underlying investment securities.
(c)	Primarily represents changes in projected future cash flows related to variable rates on certain investment securities.

The Company conducts a regular assessment of its investment securities with unrealized losses to determine whether investment securities are other-than-temporarily impaired considering, among other factors, the nature of the investment securities, credit ratings or financial condition of the issuer, the extent and duration of the unrealized loss, expected cash flows of underlying collateral, market conditions and whether the Company intends to sell or it is more likely than not the Company will be required to sell the investment securities.

90	U.S. BANCORP

The following table summarizes other-than-temporary impairment by investment category:

	2012			2011			2010
Year Ended December 31 (Dollars in Millions)	Losses Recorded in Earnings	Other Gains (Losses) (c)	Total	Losses Recorded in Earnings	Other Gains (Losses) (c)	Total	Losses Recorded in Earnings	Other Gains (Losses) (c)	Total
Held-to-maturity
Other asset-backed securities	$–	$–	$–	$–	$–	$–	$(2)	$–	$(2)
Total held-to-maturity	$–	$–	$–	$–	$–	$–	$(2)	$–	$(2)
Available-for-sale
Mortgage-backed securities
Non-agency residential
Prime (a)	$(12)	$(9)	$(21)	$(3)	$(5)	$(8)	$(5)	$(10)	$(15)
Non-prime (b)	(33)	21	(12)	(24)	(23)	(47)	(63)	(60)	(123)
Commercial non-agency	(1)	(1)	(2)	–	–	–	–	–	–
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	–	–	–	–	–	–	(6)	(1)	(7)
Other	(1)	1	–	(4)	3	(1)	(13)	4	(9)
Obligations of state and political subdivisions	–	–	–	(4)	–	(4)	–	–	–
Perpetual preferred securities	(27)	–	(27)	–	–	–	(1)	–	(1)
Other debt securities	–	–	–	–	–	–	(1)	1	–
Total available-for-sale	$(74)	$12	$(62)	$(35)	$(25)	$(60)	$(89)	$(66)	$(155)

(a)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(b)	Includes all securities not meeting the conditions to be designated as prime.
(c)	Losses represent the non-credit portion of other-than-temporary impairment recorded in other comprehensive income (loss) for investment securities determined to be other-than-temporarily impaired during the period. Gains represent recoveries in the fair value of securities that have or previously had non-credit other-than-temporary impairment.

The Company determined the other-than-temporary impairment recorded in earnings for debt securities not intended to be sold by estimating the future cash flows of each individual investment security, using market information where available, and discounting the cash flows at the original effective rate of the investment security. Other-than-temporary impairment recorded in other comprehensive income (loss) was measured as the difference between that discounted amount and the fair value of each investment security. For perpetual preferred securities determined to be other-than-temporarily impaired, the Company recorded a loss in earnings for the entire difference between the securities’ fair value and their amortized cost.

The following table includes the ranges for principal assumptions used for those available-for-sale non-agency mortgage-backed securities determined to be other-than-temporarily impaired:

	Prime (a)			Non-Prime (b)
	Minimum	Maximum	Average	Minimum	Maximum	Average
December 31, 2012
Estimated lifetime prepayment rates	6%	22%	14%	3%	10%	6%
Lifetime probability of default rates	3	6	4	3	10	7
Lifetime loss severity rates	40	50	47	45	65	56
December 31, 2011
Estimated lifetime prepayment rates	4%	15%	14%	2%	11%	6%
Lifetime probability of default rates	2	9	3	1	20	5
Lifetime loss severity rates	40	50	46	8	70	52

(a)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(b)	Includes all securities not meeting the conditions to be designated as prime.

U.S. BANCORP	91

Changes in the credit losses on debt securities (excludes perpetual preferred securities) are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Balance at beginning of period	$298	$358	$335
Additions to Credit Losses Due to Other-than-temporary Impairments
Credit losses on securities not previously considered other-than-temporarily impaired	6	7	18
Decreases in expected cash flows on securities for which other-than-temporary impairment was previously recognized	41	28	72
Total other-than-temporary impairment on debt securities	47	35	90
Other Changes in Credit Losses
Increases in expected cash flows	(15)	(21)	(26)
Realized losses (a)	(39)	(73)	(60)
Credit losses on security sales and securities expected to be sold	(157)	(1)	–
Other	–	–	19
Balance at end of period	$134	$298	$358

(a)	Primarily represents principal losses allocated to mortgage and asset-backed securities in the Company’s portfolio under the terms of the securitization transaction documents.

At December 31, 2012, certain investment securities had a fair value below amortized cost. The following table shows the gross unrealized losses and fair value of the Company’s investment securities with unrealized losses, aggregated by investment category and length of time the individual investment securities have been in continuous unrealized loss positions, at December 31, 2012:

	Less Than 12 Months		12 Months or Greater		Total
(Dollars in Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Held-to-maturity
U.S. Treasury and agencies	$100	$–	$–	$–	$100	$–
Mortgage-backed securities
Residential agency	1,015	(6)	–	–	1,015	(6)
Commercial non-agency	–	–	2	–	2	–
Other asset-backed securities	–	–	10	(4)	10	(4)
Corporate debt securities	–	–	97	(17)	97	(17)
Total held-to-maturity	$1,115	$(6)	$109	$(21)	$1,224	$(27)
Available-for-sale
U.S. Treasury and agencies	$400	$(1)	$–	$–	$400	$(1)
Mortgage-backed securities
Residential
Agency	3,316	(5)	173	–	3,489	(5)
Non-agency (a)
Prime (b)	17	–	404	(20)	421	(20)
Non-prime (c)	–	–	284	(21)	284	(21)
Other asset-backed securities	–	–	2	(1)	2	(1)
Obligations of state and political subdivisions	48	–	12	–	60	–
Obligations of foreign governments	6	–	–	–	6	–
Corporate debt securities	5	–	586	(85)	591	(85)
Perpetual preferred securities	–	–	119	(14)	119	(14)
Other investments	2	–	3	–	5	–
Total available-for-sale	$3,794	$(6)	$1,583	$(141)	$5,377	$(147)

(a)	The Company has $41 million of unrealized losses on residential non-agency mortgage-backed securities. Credit-related other-than-temporary impairment on these securities may occur if there is further deterioration in the underlying collateral pool performance. Borrower defaults may increase if current economic conditions persist or worsen. Additionally, further deterioration in home prices may increase the severity of projected losses.
(b)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(c)	Includes all securities not meeting the conditions to be designated as prime.

The Company does not consider these unrealized losses to be credit-related. These unrealized losses primarily relate to changes in interest rates and market spreads subsequent to purchase. A substantial portion of investment securities that have unrealized losses are either corporate debt or mortgage-backed securities issued with high investment grade credit ratings. In general, the issuers of the investment securities are contractually prohibited from prepayment at less than par, and the Company did not pay significant purchase premiums for these investment securities. At December 31, 2012, the Company had no plans to sell investment securities with unrealized losses, and believes it is more likely than not it would not be required to sell such investment securities before recovery of their amortized cost.

92	U.S. BANCORP

NOTE 5	Loans and Allowance for Credit Losses

The composition of the loan portfolio at December 31, disaggregated by class and underlying specific portfolio type, was as follows:

(Dollars in Millions)	2012	2011
Commercial
Commercial	$60,742	$50,734
Lease financing	5,481	5,914
Total commercial	66,223	56,648
Commercial Real Estate
Commercial mortgages	31,005	29,664
Construction and development	5,948	6,187
Total commercial real estate	36,953	35,851
Residential Mortgages
Residential mortgages	32,648	28,669
Home equity loans, first liens	11,370	8,413
Total residential mortgages	44,018	37,082
Credit Card	17,115	17,360
Other Retail
Retail leasing	5,419	5,118
Home equity and second mortgages	16,726	18,131
Revolving credit	3,332	3,344
Installment	5,463	5,348
Automobile	12,593	11,508
Student	4,179	4,658
Total other retail	47,712	48,107
Total loans, excluding covered loans	212,021	195,048
Covered Loans	11,308	14,787
Total loans	$223,329	$209,835

The Company had loans of $74.1 billion at December 31, 2012, and $67.0 billion at December 31, 2011, pledged at the Federal Home Loan Bank (“FHLB”), and loans of $48.6 billion at December 31, 2012, and $47.2 billion at December 31, 2011, pledged at the Federal Reserve Bank.

The majority of the Company’s loans are to borrowers in the states in which it has Consumer and Small Business Banking offices. Collateral for commercial loans may include marketable securities, accounts receivable, inventory and equipment. For details of the Company’s commercial portfolio by industry group and geography as of December 31, 2012 and 2011, see Table 7 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

For detail of the Company’s commercial real estate portfolio by property type and geography as of December 31, 2012 and 2011, see Table 8 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements. Such loans are collateralized by the related property. The Company has an equity interest in a joint venture, that it accounts for under the equity method, whose principal activities are to lend to entities that develop land, and construct and sell residential homes. The Company provides a warehousing line to this joint venture. Warehousing advances to this joint venture are repaid when the sale of loans is completed or the real estate is permanently refinanced by others. At December 31, 2012 and 2011, the Company had $486 million and $716 million, respectively, of outstanding advances to this joint venture. These advances are included in commercial real estate loans.

Originated loans are reported at the principal amount outstanding, net of unearned interest and deferred fees and costs. Net unearned interest and deferred fees and costs amounted to $.8 billion at December 31, 2012, and $1.1 billion at December 31, 2011. All purchased loans and related indemnification assets are recorded at fair value at the date of purchase. The Company evaluates purchased loans for impairment at the date of purchase in accordance with applicable authoritative accounting guidance. Purchased loans with evidence of credit deterioration since origination for which it is probable that all contractually required payments will not be collected are considered “purchased impaired loans.” All other purchased loans are considered “purchased nonimpaired loans.”

On the acquisition date, the estimate of the contractually required payments receivable for all purchased impaired loans acquired in the 2012 acquisition of BankEast, a subsidiary of BankEast Corporation, from the FDIC was $63 million, the cash flows expected to be collected was $41 million including interest, and the estimated fair value of the loans was $28

U.S. BANCORP	93

million. These amounts were determined based upon the estimated remaining life of the underlying loans, which includes the effects of estimated prepayments. For the purchased nonimpaired loans acquired in the BankEast transaction, the estimate as of the acquisition date of the contractually required payments receivable was $135 million, the contractual cash flows not expected to be collected was $22 million, and the estimated fair value of the loans was $96 million. The BankEast transaction did not include a loss sharing agreement.

Changes in the accretable balance for all purchased impaired loans, including those acquired in the BankEast transaction, for the years ended December 31, were as follows:

(Dollars in Millions)	2012	2011	2010
Balance at beginning of period	$2,619	$2,890	$2,845
Purchases	13	100	–
Accretion	(437)	(451)	(421)
Disposals	(208)	(67)	(27)
Reclassifications (to)/from nonaccretable difference (a)	454	184	536
Other (b)	(732)	(37)	(43)
Balance at end of period	$1,709	$2,619	$2,890

(a)	Primarily relates to changes in expected credit performance.
(b)	Primarily relates to changes in variable rates, and in 2012 to a change in the Company’s expectations regarding potential sale of modified covered loans at the end of the indemnification agreements which results in a reduction in the expected contractual interest payments included in the accretable balance for those loans that may be sold.

Allowance for Credit Losses The allowance for credit losses reserves for probable and estimable losses incurred in the Company’s loan and lease portfolio and includes certain amounts that do not represent loss exposure to the Company because those losses are recoverable under loss sharing agreements with the FDIC.

Activity in the allowance for credit losses by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans, Excluding Covered Loans	Covered Loans	Total Loans
Balance at December 31, 2009	$1,208	$1,001	$672	$1,495	$871	$5,247	$17	$5,264
Add
Provision for credit losses	723	1,135	694	1,100	681	4,333	23	4,356
Deduct
Loans charged off	918	871	554	1,270	863	4,476	20	4,496
Less recoveries of loans charged off	(91)	(26)	(8)	(70)	(118)	(313)	(2)	(315)
Net loans charged off	827	845	546	1,200	745	4,163	18	4,181
Net change for credit losses to be reimbursed by the FDIC	–	–	–	–	–	–	92	92
Balance at December 31, 2010	$1,104	$1,291	$820	$1,395	$807	$5,417	$114	$5,531
Add
Provision for credit losses	312	361	596	431	628	2,328	15	2,343
Deduct
Loans charged off	516	543	502	922	733	3,216	13	3,229
Less recoveries of loans charged off	(110)	(45)	(13)	(88)	(129)	(385)	(1)	(386)
Net loans charged off	406	498	489	834	604	2,831	12	2,843
Net change for credit losses to be reimbursed by the FDIC	–	–	–	–	–	–	(17)	(17)
Balance at December 31, 2011	$1,010	$1,154	$927	$992	$831	$4,914	$100	$5,014
Add
Provision for credit losses	316	(131)	446	571	558	1,760	122	1,882
Deduct
Loans charged off	378	242	461	769	666	2,516	11	2,527
Less recoveries of loans charged off	(103)	(76)	(23)	(102)	(125)	(429)	(1)	(430)
Net loans charged off	275	166	438	667	541	2,087	10	2,097
Net change for credit losses to be reimbursed by the FDIC	–	–	–	–	–	–	(33)	(33)
Other changes	–	–	–	(33)	–	(33)	–	(33)
Balance at December 31, 2012	$1,051	$857	$935	$863	$848	$4,554	$179	$4,733

94	U.S. BANCORP

Additional detail of the allowance for credit losses by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans, Excluding Covered Loans	Covered Loans	Total Loans
Allowance Balance at December 31, 2012 Related to
Loans individually evaluated for impairment (a)	$10	$30	$–	$–	$–	$40	$–	$40
TDRs collectively evaluated for impairment	28	29	446	153	97	753	1	754
Other loans collectively evaluated for impairment	1,013	791	489	710	751	3,754	17	3,771
Loans acquired with deteriorated credit quality	–	7	–	–	–	7	161	168
Total allowance for credit losses	$1,051	$857	$935	$863	$848	$4,554	$179	$4,733
Allowance Balance at December 31, 2011 Related to
Loans individually evaluated for impairment (a)	$16	$61	$1	$–	$–	$78	$2	$80
TDRs collectively evaluated for impairment	40	33	490	219	57	839	–	839
Other loans collectively evaluated for impairment	954	1,057	436	773	774	3,994	22	4,016
Loans acquired with deteriorated credit quality	–	3	–	–	–	3	76	79
Total allowance for credit losses	$1,010	$1,154	$927	$992	$831	$4,914	$100	$5,014

(a)	Represents the allowance for credit losses related to loans greater than $5 million classified as nonperforming or TDRs.

Additional detail of loan balances by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans, Excluding Covered Loans	Covered Loans (b)	Total Loans
December 31, 2012
Loans individually evaluated for impairment (a)	$171	$510	$–	$–	$–	$681	$48	$729
TDRs collectively evaluated for impairment	185	391	4,199	442	313	5,530	145	5,675
Other loans collectively evaluated for impairment	65,863	35,952	39,813	16,673	47,399	205,700	5,814	211,514
Loans acquired with deteriorated credit quality	4	100	6	–	–	110	5,301	5,411
Total loans	$66,223	$36,953	$44,018	$17,115	$47,712	$212,021	$11,308	$223,329
December 31, 2011
Loans individually evaluated for impairment (a)	$222	$812	$6	$–	$–	$1,040	$204	$1,244
TDRs collectively evaluated for impairment	277	331	3,430	584	148	4,770	113	4,883
Other loans collectively evaluated for impairment	56,138	34,574	33,642	16,776	47,959	189,089	8,616	197,705
Loans acquired with deteriorated credit quality	11	134	4	–	–	149	5,854	6,003
Total loans	$56,648	$35,851	$37,082	$17,360	$48,107	$195,048	$14,787	$209,835

(a)	Represents loans greater than $5 million classified as nonperforming or TDRs.
(b)	Includes expected reimbursements from the FDIC under loss sharing agreements.

Credit Quality The quality of the Company’s loan portfolios is assessed as a function of net credit losses, levels of nonperforming assets and delinquencies, and credit quality ratings as defined by the Company. These credit quality ratings are an important part of the Company’s overall credit risk management process and evaluation of its allowance for credit losses.

U.S. BANCORP	95

The following table provides a summary of loans by portfolio class, including the delinquency status of those that continue to accrue interest, and those that are nonperforming:

	Accruing
(Dollars in Millions)	Current	30-89 Days Past Due	90 Days or More Past Due	Nonperforming	Total
December 31, 2012
Commercial	$65,701	$341	$58	$123	$66,223
Commercial real estate	36,241	158	8	546	36,953
Residential mortgages (a)	42,728	348	281	661	44,018
Credit card	16,525	227	217	146	17,115
Other retail	47,109	290	96	217	47,712
Total loans, excluding covered loans	208,304	1,364	660	1,693	212,021
Covered loans	9,900	359	663	386	11,308
Total loans	$218,204	$1,723	$1,323	$2,079	$223,329
December 31, 2011
Commercial	$55,991	$300	$45	$312	$56,648
Commercial real estate	34,800	138	14	899	35,851
Residential mortgages (a)	35,664	404	364	650	37,082
Credit card	16,662	238	236	224	17,360
Other retail	47,516	340	184	67	48,107
Total loans, excluding covered loans	190,633	1,420	843	2,152	195,048
Covered loans	12,589	362	910	926	14,787
Total loans	$203,222	$1,782	$1,753	$3,078	$209,835

(a)	At December 31, 2012, $441 million of loans 30 – 89 days past due and $3.2 billion of loans 90 days or more past due purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs, were classified as current, compared with $545 million and $2.6 billion at December 31, 2011, respectively.

Total nonperforming assets include nonaccrual loans, restructured loans not performing in accordance with modified terms, other real estate and other nonperforming assets owned by the Company. For details of the Company’s nonperforming assets as of December 31, 2012 and 2011, see Table 16 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

The following table provides a summary of loans by portfolio class and the Company’s internal credit quality rating:

		Criticized
(Dollars in Millions)	Pass	Special Mention	Classified (a)	Total Criticized	Total
December 31, 2012
Commercial	$63,906	$1,114	$1,203	$2,317	$66,223
Commercial real estate	34,096	621	2,236	2,857	36,953
Residential mortgages (b)	42,897	18	1,103	1,121	44,018
Credit card	16,752	–	363	363	17,115
Other retail	47,294	36	382	418	47,712
Total loans, excluding covered loans	204,945	1,789	5,287	7,076	212,021
Covered loans	10,786	61	461	522	11,308
Total loans	$215,731	$1,850	$5,748	$7,598	$223,329
Total outstanding commitments	$442,047	$3,231	$6,563	$9,794	$451,841
December 31, 2011
Commercial	$54,003	$1,047	$1,598	$2,645	$56,648
Commercial real estate	30,733	793	4,325	5,118	35,851
Residential mortgages (b)	35,814	19	1,249	1,268	37,082
Credit card	16,910	–	450	450	17,360
Other retail	47,665	24	418	442	48,107
Total loans, excluding covered loans	185,125	1,883	8,040	9,923	195,048
Covered loans	13,966	187	634	821	14,787
Total loans	$199,091	$2,070	$8,674	$10,744	$209,835
Total outstanding commitments	$410,457	$3,418	$9,690	$13,108	$423,565

(a)	Classified rating on consumer loans primarily based on delinquency status.
(b)	At December 31, 2012, $3.2 billion of GNMA loans 90 days or more past due and $2.4 billion of restructured GNMA loans whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs were classified with a pass rating, compared with $2.6 billion and $2.0 billion at December 31, 2011, respectively.

96	U.S. BANCORP

For all loan classes, a loan is considered to be impaired when, based on current events or information, it is probable the Company will be unable to collect all amounts due per the contractual terms of the loan agreement. A summary of impaired loans, which include all nonaccrual and TDR loans, by portfolio class was as follows:

(Dollars in Millions)	Period-end Recorded Investment (a)	Unpaid Principal Balance	Valuation Allowance	Commitments to Lend Additional Funds
December 31, 2012
Commercial	$404	$1,200	$40	$39
Commercial real estate	1,077	2,251	70	4
Residential mortgages	2,748	3,341	415	–
Credit card	442	442	153	–
Other retail	443	486	101	3
Total impaired loans, excluding GNMA and covered loans	5,114	7,720	779	46
Loans purchased from GNMA mortgage pools	1,778	1,778	39	–
Covered loans	767	1,584	20	12
Total	$7,659	$11,082	$838	$58
December 31, 2011
Commercial	$657	$1,437	$62	$68
Commercial real estate	1,436	2,503	124	25
Residential mortgages	2,652	3,193	482	2
Credit card	584	584	219	–
Other retail	188	197	57	–
Total impaired loans, excluding GNMA and covered loans	5,517	7,914	944	95
Loans purchased from GNMA mortgage pools	1,265	1,265	18	–
Covered loans	1,170	1,642	43	49
Total	$7,952	$10,821	$1,005	$144

(a)	Substantially all loans classified as impaired at December 31, 2012 and 2011, had an associated allowance for credit losses. The total amount of interest income recognized during 2012 on loans classified as impaired at December 31, 2012, excluding those acquired with deteriorated credit quality, was $222 million, compared to what would have been recognized at the original contractual terms of the loans of $410 million.

U.S. BANCORP	97

Additional information on impaired loans for the years ended December 31 follows:

(Dollars in Millions)	Average Recorded Investment	Interest Income Recognized
2012
Commercial	$470	$18
Commercial real estate	1,314	43
Residential mortgages	2,717	130
Credit card	510	28
Other retail	301	19
Total impaired loans, excluding GNMA and covered loans	5,312	238
Loans purchased from GNMA mortgage pools	1,448	73
Covered loans	980	29
Total	$7,740	$340
2011
Commercial	$534	$12
Commercial real estate	1,537	18
Residential mortgages	2,557	100
Credit card	485	15
Other retail	164	5
Total impaired loans, excluding GNMA and covered loans	5,277	150
Loans purchased from GNMA mortgage pools	710	25
Covered loans	780	11
Total	$6,767	$186
2010
Commercial	$693	$8
Commercial real estate	1,601	2
Residential mortgages	2,297	72
Credit card	418	11
Other retail	150	6
Total	$5,159	$99

98	U.S. BANCORP

Troubled Debt Restructurings In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. The following table provides a summary of loans modified as TDRs for the years ended December 31, by portfolio class:

(Dollars in Millions)	Number of Loans	Pre-Modification Outstanding Loan Balance	Post-Modification Outstanding Loan Balance
2012
Commercial	4,843	$307	$272
Commercial real estate	312	493	461
Residential mortgages	4,616	638	623
Credit card	49,320	241	255
Other retail	10,461	279	275
Total loans, excluding GNMA and covered loans	69,552	1,958	1,886
Loans purchased from GNMA mortgage pools	9,518	1,280	1,245
Covered loans	192	277	263
Total loans	79,262	$3,515	$3,394
2011
Commercial	5,285	$456	$427
Commercial real estate	506	1,078	1,060
Residential mortgages	3,611	708	704
Credit card	55,951	322	321
Other retail	4,028	73	72
Total loans, excluding GNMA and covered loans	69,381	2,637	2,584
Loans purchased from GNMA mortgage pools	9,569	1,277	1,356
Covered loans	283	604	575
Total loans	79,233	$4,518	$4,515

Residential mortgages, home equity and second mortgages, and loans purchased from Government National Mortgage Association (“GNMA”) mortgage pools in the table above include trial period arrangements offered to customers during the periods presented. The post-modification balances for these loans reflect the current outstanding balance until a permanent modification is made. In addition, the post-modification balances typically include capitalization of unpaid accrued interest and/or fees under the various modification programs. At December 31, 2012, 156 residential mortgages, 36 home equity and second mortgage loans and 583 loans purchased from GNMA mortgage pools with outstanding balances of $24 million, $2 million and $93 million, respectively, were in a trial period and have estimated post-modification balances of $24 million, $2 million and $85 million, respectively, assuming permanent modification occurs at the end of the trial period.

U.S. BANCORP	99

The following table provides a summary of TDR loans that defaulted (fully or partially charged-off or became 90 days or more past due) for the years ended December 31, that were modified as TDRs within 12 months previous to default.

(Dollars in Millions)	Number of Loans	Amount Defaulted
2012
Commercial	859	$48
Commercial real estate	111	232
Residential mortgages	1,073	146
Credit card	9,774	54
Other retail	1,818	56
Total loans, excluding GNMA and covered loans	13,635	536
Loans purchased from GNMA mortgage pools	1,245	177
Covered loans	68	97
Total loans	14,948	$810
2011
Commercial	665	$26
Commercial real estate	64	67
Residential mortgages	623	127
Credit card	7,108	36
Other retail	557	13
Total loans, excluding GNMA and covered loans	9,017	269
Loans purchased from GNMA mortgage pools	857	124
Covered loans	11	26
Total loans	9,885	$419

In addition to the defaults in the table above, for the year ended December 31, 2012, the Company had an estimated 789 residential mortgage loans, home equity and second mortgage loans, and loans purchased from GNMA mortgage pools with aggregate outstanding balances of $121 million where borrowers did not successfully complete the trial period arrangement and therefore are no longer eligible for a permanent modification under the applicable modification program.

Covered Assets Covered assets represent loans and other assets acquired from the FDIC, subject to loss sharing agreements, and include expected reimbursements from the FDIC. The carrying amount of the covered assets at December 31, consisted of purchased impaired loans, purchased nonimpaired loans, and other assets as shown in the following table:

	2012				2011
(Dollars in Millions)	Purchased Impaired Loans	Purchased Nonimpaired Loans	Other Assets	Total	Purchased Impaired Loans	Purchased Nonimpaired Loans	Other Assets	Total
Commercial loans	$–	$143	$–	$143	$68	$137	$–	$205
Commercial real estate loans	1,323	2,695	–	4,018	1,956	4,037	–	5,993
Residential mortgage loans	3,978	1,109	–	5,087	3,830	1,360	–	5,190
Credit card loans	–	5	–	5	–	6	–	6
Other retail loans	–	775	–	775	–	867	–	867
Losses reimbursable by the FDIC (a)	–	–	1,280	1,280	–	–	2,526	2,526
Covered loans	5,301	4,727	1,280	11,308	5,854	6,407	2,526	14,787
Foreclosed real estate	–	–	197	197	–	–	274	274
Total covered assets	$5,301	$4,727	$1,477	$11,505	$5,854	$6,407	$2,800	$15,061

(a)	Relates to loss sharing agreements with remaining terms from 2 to 7 years.

At December 31, 2012, $82 million of the purchased impaired loans included in covered loans were classified as nonperforming assets, compared with $189 million at December 31, 2011, because the expected cash flows are primarily based on the liquidation of underlying collateral and the timing and amount of the cash flows could not be reasonably estimated. Interest income is recognized on other purchased impaired loans through accretion of the difference between the carrying amount of those loans and their expected cash flows. The initial determination of the fair value of the purchased loans includes the impact of expected credit losses and, therefore, no allowance for credit losses is recorded at the purchase date. To the extent credit deterioration occurs after the date of acquisition, the Company records an allowance for credit losses.

100	U.S. BANCORP

NOTE 6	Leases

The components of the net investment in sales-type and direct financing leases at December 31 were as follows:

(Dollars in Millions)	2012	2011
Aggregate future minimum lease payments to be received	$10,738	$10,882
Unguaranteed residual values accruing to the lessor’s benefit	890	1,079
Unearned income	(1,123)	(1,332)
Initial direct costs	175	181
Total net investment in sales-type and direct financing leases (a)	$10,680	$10,810

(a)	The accumulated allowance for uncollectible minimum lease payments was $80 million and $91 million at December 31, 2012 and 2011, respectively.

The minimum future lease payments to be received from sales-type and direct financing leases were as follows at December 31, 2012:

(Dollars in Millions)
2013	$2,526
2014	3,474
2015	3,053
2016	1,090
2017	294
Thereafter	301

NOTE 7	Accounting for Transfers and Servicing of Financial Assets and Variable Interest Entities

The Company sells financial assets in the normal course of business. The majority of the Company’s financial asset sales are residential mortgage loan sales primarily to GSEs through established programs, the sale or syndication of tax-advantaged investments, commercial loan sales through participation agreements, and other individual or portfolio loan and securities sales. In accordance with the accounting guidance for asset transfers, the Company considers any ongoing involvement with transferred assets in determining whether the assets can be derecognized from the balance sheet. For loans sold under participation agreements, the Company also considers the terms of the loan participation agreement and whether they meet the definition of a participating interest and thus qualify for derecognition. With the exception of servicing and certain performance-based guarantees, the Company’s continuing involvement with financial assets sold is minimal and generally limited to market customary representation and warranty clauses. The guarantees provided to certain third-parties in connection with the sale or syndication of certain assets, primarily loan portfolios and tax-advantaged investments, are further discussed in Note 21. When the Company sells financial assets, it may retain servicing rights and/or other interests in the transferred financial assets. The gain or loss on sale depends on the previous carrying amount of the transferred financial assets and the consideration received and any liabilities incurred in exchange for the transferred assets. Upon transfer, any servicing assets and other interests that continue to be held by the Company are initially recognized at fair value. For further information on MSRs, refer to Note 9. On a limited basis, the Company may acquire and package high-grade corporate bonds for select corporate customers, in which the Company generally has no continuing involvement with these transactions. Additionally, the Company is an authorized GNMA issuer and issues GNMA securities on a regular basis. The Company has no other asset securitizations or similar asset-backed financing arrangements that are off-balance sheet.

The Company is involved in various entities that are considered to be VIEs. The Company’s investments in VIEs primarily represent private investment funds or partnerships that make equity investments, provide debt financing or support community-based investments that may enable the Company to ensure regulatory compliance with the Community Reinvestment Act. In addition, the Company sponsors entities to which it transfers tax-advantaged investments. The Company’s investments in these entities are designed to generate a return primarily through the realization of federal and state income tax credits over specified time periods. The Company realized federal and state income tax

U.S. BANCORP	101

credits related to these investments of $883 million, $756 million and $713 million for the years ended December 31, 2012, 2011 and 2010, respectively. The Company amortizes its investments in these entities as the tax credits are realized. Amortization expense is recorded in tax expense for investments meeting certain characteristics, and in other noninterest expense for other investments. Amortization expense recorded in tax expense was $482 million, $278 million and $228 million, and in other noninterest expense was $523 million, $528 million and $546 million for the years ended December 31, 2012, 2011 and 2010, respectively.

At December 31, 2012, approximately $7.1 billion of the Company’s assets and $5.2 billion of its liabilities included on the Consolidated Balance Sheet were related to community development and tax-advantaged investment VIEs which the Company has consolidated, compared with $5.6 billion and $4.0 billion, respectively, at December 31, 2011. The majority of the assets of these consolidated VIEs are reported in other assets, and the liabilities are reported in long-term debt. The assets of a particular VIE are the primary source of funds to settle its obligations. The creditors of the VIEs do not have recourse to the general credit of the Company. The Company’s exposure to the consolidated VIEs is generally limited to the carrying value of its variable interests plus any related tax credits previously recognized or sold to others with a guarantee.

In addition, the Company sponsors a conduit to which it previously transferred high-grade investment securities. The Company consolidates the conduit because of its ability to manage the activities of the conduit. At December 31, 2012, $144 million of the held-to-maturity investment securities on the Company’s Consolidated Balance Sheet related to the conduit, compared with $202 million at December 31, 2011.

The Company also sponsors a municipal bond securities tender option bond program. The Company controls the activities of the program’s entities, is entitled to the residual returns and provides credit, liquidity and remarketing arrangements to the program. As a result, the Company has consolidated the program’s entities. At December 31, 2012, $5.3 billion of available-for-sale securities and $5.0 billion of short-term borrowings on the Consolidated Balance Sheet were related to the tender option bond program, compared with $5.4 billion of available-for-sale securities and $5.3 billion of short-term borrowings at December 31, 2011.

The Company is not required to consolidate VIEs in which it has concluded it does not have a controlling financial interest, and thus is not the primary beneficiary. In such cases, the Company does not have both the power to direct the entities’ most significant activities and the obligation to absorb losses or right to receive benefits that could potentially be significant to the VIEs. The Company’s investments in these unconsolidated VIEs generally are carried in other assets on the Consolidated Balance Sheet. The Company’s investments in unconsolidated VIEs at December 31, 2012, ranged from less than $1 million to $58 million, with an aggregate amount of approximately $1.9 billion, net of $1.3 billion of liabilities recorded primarily for unfunded capital commitments of the Company to specific project sponsors. The Company’s investments in unconsolidated VIEs at December 31, 2011, ranged from less than $1 million to $37 million, with an aggregate amount of $1.8 billion, net of liabilities of $965 million for unfunded capital commitments. While the Company believes potential losses from these investments are remote, the Company’s maximum exposure to loss from these unconsolidated VIEs was approximately $5.2 billion at December 31, 2012, compared with $4.8 billion at December 31, 2011. The maximum exposure to loss was primarily related to community development tax-advantaged investments and included $1.8 billion at December 31, 2012 and 2011, recorded on the Company’s Consolidated Balance Sheet and $3.3 billion at December 31, 2012, and $3.0 billion at December 31, 2011, of previously recorded tax credits which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level. The remaining amounts related to investments in private investment funds and partnerships for which the maximum exposure to loss included amounts recorded on the Consolidated Balance Sheet and any unfunded commitments. The maximum exposure was determined by assuming a scenario where the separate investments within the individual private funds become worthless, and the community-based business and housing projects and related tax credits completely fail and do not meet certain government compliance requirements.

102	U.S. BANCORP

NOTE 8	Premises and Equipment

Premises and equipment at December 31 consisted of the following:

(Dollars in Millions)	2012	2011
Land	$534	$525
Buildings and improvements	3,222	3,144
Furniture, fixtures and equipment	2,543	2,449
Capitalized building and equipment leases	97	95
Construction in progress	42	44
	6,438	6,257
Less accumulated depreciation and amortization	(3,768)	(3,600)
Total	$2,670	$2,657

NOTE 9	Mortgage Servicing Rights

The Company serviced $215.6 billion of residential mortgage loans for others at December 31, 2012, and $191.1 billion at December 31, 2011. The net impact included in mortgage banking revenue of fair value changes of MSRs and derivatives used to economically hedge MSRs were net gains of $102 million, $183 million and $139 million for the years ended December 31, 2012, 2011 and 2010, respectively. Loan servicing fees, not including valuation changes, included in mortgage banking revenue, were $720 million, $651 million and $600 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Changes in fair value of capitalized MSRs for the years ended December 31, are summarized as follows:

(Dollars in Millions)	2012	2011	2010
Balance at beginning of period	$1,519	$1,837	$1,749
Rights purchased	42	35	65
Rights capitalized	957	619	639
Changes in fair value of MSRs
Due to fluctuations in market interest rates (a)	(249)	(619)	(255)
Due to revised assumptions or models (b)	(21)	33	6
Other changes in fair value (c)	(548)	(386)	(367)
Balance at end of period	$1,700	$1,519	$1,837

(a)	Includes changes in MSR value associated with changes in market interest rates, including estimated prepayment rates and anticipated earnings on escrow deposits.
(b)	Includes changes in MSR value not caused by changes in market interest rates, such as changes in cost to service, ancillary income, and discount rate, as well as the impact of any model changes.
(c)	Primarily represents changes due to realization of expected cash flows over time (decay).

The estimated sensitivity to changes in interest rates of the fair value of the MSRs portfolio and the related derivative instruments as of December 31 follows:

	2012						2011
(Dollars in Millions)	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps
MSR portfolio	$(370)	$(217)	$(118)	$126	$249	$480	$(305)	$(183)	$(98)	$107	$223	$460
Derivative instrument hedges	473	249	124	(121)	(243)	(486)	378	204	104	(107)	(217)	(445)
Net sensitivity	$103	$32	$6	$5	$6	$(6)	$73	$21	$6	$—	$6	$15

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

U.S. BANCORP	103

A summary of the Company’s MSRs and related characteristics by portfolio as of December 31 follows:

	2012				2011
(Dollars in Millions)	MRBP	Government	Conventional (b)	Total	MRBP	Government	Conventional (b)	Total
Servicing portfolio	$14,143	$39,048	$162,446	$215,637	$13,357	$32,567	$145,158	$191,082
Fair value	$154	$314	$1,232	$1,700	$155	$290	$1,074	$1,519
Value (bps) (a)	109	80	76	79	116	89	74	79
Weighted-average servicing fees (bps)	40	33	30	31	40	36	29	31
Multiple (value/servicing fees)	2.73	2.42	2.53	2.55	2.90	2.47	2.55	2.55
Weighted-average note rate	5.13%	4.57%	4.48%	4.54%	5.50%	5.08%	4.97%	5.03%
Weighted-average age (in years)	4.2	2.4	2.5	2.6	4.2	2.5	2.8	2.8
Weighted-average expected prepayment (constant prepayment rate)	13.2%	21.2%	20.4%	20.1%	12.9%	21.1%	22.1%	21.3%
Weighted-average expected life (in years)	6.1	4.2	4.1	4.2	6.4	4.0	3.8	4.0
Weighted-average discount rate	12.1%	11.4%	10.0%	10.4%	12.1%	11.3%	10.0%	10.4%

(a)	Value is calculated as fair value divided by the servicing portfolio.
(b)	Represents loans sold primarily to GSEs.

NOTE 10	Intangible Assets

Intangible assets consisted of the following:

	Estimated Life (a)	Amortization Method (b)	Balance
At December 31 (Dollars in Millions)			2012	2011
Goodwill		(c)	$9,143	$8,927
Merchant processing contracts	10 years/8 years	SL/AC	281	348
Core deposit benefits	22 years/5 years	SL/AC	176	232
Mortgage servicing rights		(c)	1,700	1,519
Trust relationships	14 years/6 years	SL/AC	149	166
Other identified intangibles	9 years/5 years	SL/AC	400	471
Total			$11,849	$11,663

(a)	Estimated life represents the amortization period for assets subject to the straight line method and the weighted average or life of the underlying cash flows amortization period for intangibles subject to accelerated methods. If more than one amortization method is used for a category, the estimated life for each method is calculated and reported separately.
(b)	Amortization methods: SL = straight line method
AC = accelerated	methods generally based on cash flows
(c)	Goodwill is evaluated for impairment, but not amortized. Mortgage servicing rights are recorded at fair value, and are not amortized.

Aggregate amortization expense consisted of the following:

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Merchant processing contracts	$74	$90	$102
Core deposit benefits	60	81	102
Trust relationships	39	35	49
Other identified intangibles	101	93	114
Total	$274	$299	$367

The estimated amortization expense for the next five years is as follows:

(Dollars in Millions)
2013	$218
2014	171
2015	138
2016	111
2017	91

104	U.S. BANCORP

The following table reflects the changes in the carrying value of goodwill for the years ended December 31, 2012, 2011 and 2010:

(Dollars in Millions)	Wholesale Banking and Commercial Real Estate	Consumer and Small Business Banking	Wealth Management and Securities Services	Payment Services	Treasury and Corporate Support	Consolidated Company
Balance at December 31, 2009	$1,605	$3,526	$1,515	$2,365	$–	$9,011
Goodwill acquired	–	9	5	–	–	14
Disposal	–	–	(57)	–	–	(57)
Other (a)	–	–	–	(14)	–	(14)
Balance at December 31, 2010	$1,605	$3,535	$1,463	$2,351	$–	$8,954
Other (a)	–	(21)	–	(6)	–	(27)
Balance at December 31, 2011	$1,605	$3,514	$1,463	$2,345	$–	$8,927
Goodwill acquired	–	–	65	143	–	208
Other (a)	–	–	–	8	–	8
Balance at December 31, 2012	$1,605	$3,514	$1,528	$2,496	$–	$9,143

(a)	Other changes in goodwill include a reclassification from goodwill to covered loans related to an FDIC-assisted acquisition for Consumer and Small Business Banking and the effect of foreign exchange translation for Payment Services.

NOTE 11	Short-Term Borrowings (a)

The following table is a summary of short-term borrowings for the last three years:

	2012		2011		2010
(Dollars in Millions)	Amount	Rate	Amount	Rate	Amount	Rate
At Year-End
Federal funds purchased	$950	.11%	$1,036	.11%	$776	.17%
Securities sold under agreements to repurchase	3,388	3.26	6,986	3.35	9,261	2.70
Commercial paper	16,202	.12	15,973	.12	15,885	.20
Other short-term borrowings	5,762	.29	6,473	.26	6,635	.59
Total	$26,302	.57%	$30,468	.89%	$32,557	.99%
Average for the Year
Federal funds purchased (b)	$1,338	15.32%	$968	22.61%	$2,180	10.09%
Securities sold under agreements to repurchase	4,942	3.52	7,483	3.22	9,211	2.75
Commercial paper	15,806	.14	15,204	.15	15,349	.20
Other short-term borrowings	6,463	.72	7,048	.77	6,979	.75
Total (b)	$28,549	1.57%	$30,703	1.75%	$33,719	1.65%
Maximum Month-End Balance
Federal funds purchased	$2,467		$1,172		$6,034
Securities sold under agreements to repurchase	5,922		9,071		9,261
Commercial paper	17,385		16,768		15,981
Other short-term borrowings	7,443		7,514		8,700

(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.
(b)	Average federal funds purchased and total short-term borrowings rates include amounts paid by the Company to certain corporate card customers for paying outstanding noninterest-bearing corporate card balances within certain time frames per specific agreements. These activities reduce the Company’s short-term funding needs, and if they did not occur, the Company would use other funding alternatives, including the use of federal funds purchased. The amount of this compensation expense paid by the Company and included in federal funds purchased and total short-term borrowings rates for 2012, 2011 and 2010 was $203 million, $218 million and $216 million, respectively.

U.S. BANCORP	105

NOTE 12	Long-Term Debt

Long-term debt (debt with original maturities of more than one year) at December 31 consisted of the following:

(Dollars in Millions)	Rate Type	Rate (a)	Maturity Date	2012	2011
U.S. Bancorp (Parent Company)
Subordinated notes	Fixed	7.500%	2026	$199	$199
	Fixed	2.950%	2022	1,300	–
Convertible senior debentures (b)	Floating	–%	2035	–	10
	Floating	–%	2036	–	10
	Floating	–%	2037	–	21
Medium-term notes	Fixed	1.125% – 4.200%	2013 – 2022	10,600	10,530
	Floating	.694%	2012	–	500
Junior subordinated debentures	Fixed	3.442%	2016	500	500
Junior subordinated debentures held by unconsolidated trusts (b)	Fixed	6.300% – 6.625%	2039 – 2067	–	2,691
Capitalized lease obligations, mortgage indebtedness and other (c)				173	132
Subtotal				12,772	14,593
Subsidiaries
Subordinated notes	Fixed	6.300%	2014	963	963
	Fixed	4.950%	2014	1,000	1,000
	Fixed	4.800%	2015	500	500
	Fixed	4.375%	2017	–	1,169
	Fixed	3.778%	2020	500	500
	Floating	.620%	2014	373	414
Federal Home Loan Bank advances	Fixed	.500% – 8.250%	2013 – 2026	16	3,710
	Floating	.311% – .575%	2014 – 2022	4,579	4,332
Bank notes	Fixed	5.920%	2012	–	99
	Floating	.058% – .062%	2046 – 2048	143	1,146
Capitalized lease obligations, mortgage indebtedness and other (c)				4,670	3,527
Subtotal				12,744	17,360
Total				$25,516	$31,953

(a)	Weighted-average interest rates of medium-term notes, Federal Home Loan Bank advances and bank notes were 2.55 percent, .36 percent and .06 percent, respectively.
(b)	All remaining outstanding balances were redeemed by the Company during 2012.
(c)	Other includes consolidated community development and tax-advantaged investment VIEs, debt issuance fees, and unrealized gains and losses and deferred amounts relating to derivative instruments.

During 2011, a wholly-owned unconsolidated trust, formed for the purpose of issuing redeemable Income Trust Securities (“ITS”) to third party investors, sold the remaining $676 million of 5.54 percent fixed rate junior subordinated debentures, originally issued by the Company to the trust, to investors to generate cash proceeds to purchase the Company’s Series A Non-Cumulative Perpetual Preferred Stock (“Series A Preferred Stock”). As part of this sale, a consolidated subsidiary of the Company purchased $176 million of the junior subordinated debentures, which effectively retired the debt. The Company classifies the remaining $500 million as junior subordinated debentures in long-term debt. In addition, during 2012, the Company elected to redeem $2.7 billion of junior subordinated debentures issued to five other wholly-owned unconsolidated trusts that had interest payable at fixed rates ranging from 6.30 percent to 6.63 percent, and during 2011, the Company elected to redeem $618 million of junior subordinated debentures issued to four wholly-owned unconsolidated trusts that had interest payable at fixed rates ranging from 5.75 percent to 10.20 percent. There were no issuances of junior subordinated debentures in 2012 or 2011.

The Company has arrangements with the Federal Home Loan Bank and Federal Reserve Bank whereby the Company could have borrowed an additional $60.9 billion and $56.4 billion at December 31, 2012 and 2011, respectively, based on collateral available.

Maturities of long-term debt outstanding at December 31, 2012, were:

(Dollars in Millions)	Parent Company	Consolidated
2013	$2,849	$2,894
2014	1,499	4,133
2015	1,747	3,084
2016	1,948	4,007
2017	1,246	2,773
Thereafter	3,483	8,625
Total	$12,772	$25,516

106	U.S. BANCORP

NOTE 13	Junior Subordinated Debentures

As of December 31, 2012, the Company sponsored, and wholly owned 100 percent of the common equity of, USB Capital IX, a wholly-owned unconsolidated trust, formed for the purpose of issuing redeemable ITS to third party investors, originally investing the proceeds in junior subordinated debt securities (“Debentures”) issued by the Company and entering into stock purchase contracts to purchase preferred stock in the future. The Company’s obligations under the transaction documents, taken together, have the effect of providing a full and unconditional guarantee by the Company, on a junior subordinated basis, of the payment obligations of the trust. During 2010, the Company exchanged depositary shares representing an ownership interest in the Company’s Series A Preferred Stock to acquire a portion of the ITS issued by USB Capital IX. This exchange allowed the Company to retire $575 million of the Debentures and cancel a pro-rata portion of stock purchase contracts. During 2011, USB Capital IX sold the remaining $676 million of Debentures to investors to generate cash proceeds to be used to purchase the Company’s Series A Preferred Stock pursuant to the stock purchase contracts. As of December 31, 2012, $676 million of the Company’s Series A Preferred Stock is the sole asset of USB Capital IX.

As of December 31, 2011, the Company sponsored, and wholly owned 100 percent of the common equity of, five unconsolidated trusts that were formed for the purpose of issuing Company-obligated mandatorily redeemable preferred securities (“Trust Preferred Securities”) to third party investors and investing the proceeds from the sale of the Trust Preferred Securities solely in Debentures issued by the Company. The Debentures held by these trusts, which totaled $2.7 billion at December 31, 2011,were the sole assets of these trusts. During 2012, the Company elected to redeem all of the outstanding Debentures and dissolved the trusts.

NOTE 14	Shareholders’ Equity

At December 31, 2012 and 2011, the Company had authority to issue 4 billion shares of common stock and 50 million shares of preferred stock. The Company had 1.9 billion shares of common stock outstanding at December 31, 2012 and 2011, and had 126 million shares reserved for future issuances, primarily under stock option plans, at December 31, 2012.

The number of shares issued and outstanding and the carrying amount of each outstanding series of the Company’s preferred stock was as follows:

	2012				2011
At December 31 (Dollars in Millions)	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount
Series A	12,510	$1,251	$145	$1,106	12,510	$1,251	$145	$1,106
Series B	40,000	1,000	–	1,000	40,000	1,000	–	1,000
Series D	20,000	500	–	500	20,000	500	–	500
Series F	44,000	1,100	12	1,088	–	–	–	–
Series G	43,400	1,085	10	1,075	–	–	–	–
Total preferred stock (a)	159,910	$4,936	$167	$4,769	72,510	$2,751	$145	$2,606

(a)	The par value of all shares issued and outstanding at December 31, 2012 and 2011, was $1.00 per share.

During 2012, the Company issued depositary shares representing an ownership interest in 44,000 shares of Series F Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series F Preferred Stock”), and depositary shares representing an ownership interest in 43,400 shares of Series G Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series G Preferred Stock”). The Series F Preferred Stock and Series G Preferred Stock have no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to 6.50 percent from the date of issuance to, but excluding, January 15, 2022, and thereafter at a floating rate per annum equal to three-month LIBOR plus 4.468 percent for the Series F Preferred Stock, and 6.00 percent from the date of issuance to, but excluding, April 15, 2017, and thereafter at a floating rate per annum equal to three-month LIBOR plus 4.86125 percent for the Series G Preferred Stock. Both series are redeemable at the Company’s option, in whole or in part, on or after January 15, 2022, for the Series F Preferred Stock and April 15, 2017, for the Series G Preferred Stock. Both series are redeemable at the Company’s option, in whole, but not in part, prior to January 15, 2022, for the Series F Preferred Stock and prior to April 15, 2017, for the Series G Preferred Stock, within 90 days following an official administrative or judicial decision, amendment to, or change in the laws or regulations that would not allow the Company

U.S. BANCORP	107

to treat the full liquidation value of the Series F Preferred Stock or Series G Preferred Stock, respectively, as Tier 1 capital for purposes of the capital adequacy guidelines of the Federal Reserve Board.

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

During 2012, 2011 and 2010, the Company repurchased shares of its common stock under various authorizations approved by its Board of Directors. As of December 31, 2012, the Company had approximately 54 million shares that may yet be purchased under the current Board of Directors approved authorization.

The following table summarizes the Company’s common stock repurchased in each of the last three years:

(Dollars and Shares in Millions)	Shares	Value
2012	59	$1,878
2011	22	550
2010	1	16

108	U.S. BANCORP

Shareholders’ equity is affected by transactions and valuations of asset and liability positions that require adjustments to accumulated other comprehensive income (loss). The reconciliation of the transactions affecting accumulated other comprehensive income (loss) included in shareholders’ equity for the years ended December 31, is as follows:

	Transactions			Balances Net-of-Tax
(Dollars in Millions)	Pre-tax	Tax-effect	Net-of-tax
2012
Changes in unrealized gains and losses on securities available-for-sale (a)	$491	$(188)	$303	$679
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	12	(5)	7	–
Changes in unrealized gains on securities transferred from available-for-sale to held-to-maturity (a)	173	(66)	107	107
Changes in unrealized gains (losses) on derivative hedges	(74)	28	(46)	(404)
Foreign currency translation	14	(5)	9	(40)
Reclassification to earnings of realized gains and losses	376	(144)	232	–
Unrealized gains (losses) on retirement plans	(543)	208	(335)	(1,265)
Total	$449	$(172)	$277	$(923)
2011
Changes in unrealized gains and losses on securities available-for-sale	$920	$(351)	$569	$360
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	(25)	10	(15)	–
Changes in unrealized gains (losses) on derivative hedges	(343)	130	(213)	(489)
Foreign currency translation	(16)	6	(10)	(49)
Reclassification to earnings of realized gains and losses	363	(138)	225	–
Unrealized gains (losses) on retirement plans	(464)	177	(287)	(1,022)
Total	$435	$(166)	$269	$(1,200)
2010
Changes in unrealized gains and losses on securities available-for-sale	$277	$(105)	$172	$(213)
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	(66)	25	(41)	–
Changes in unrealized gains (losses) on derivative hedges	(383)	148	(235)	(414)
Foreign currency translation	24	(10)	14	(39)
Reclassification to earnings of realized gains and losses	365	(139)	226	–
Unrealized gains (losses) on retirement plans	(197)	76	(121)	(803)
Total	$20	$(5)	$15	$(1,469)

(a)	Transactions reflect unrealized gains on securities transferred from available-for-sale to held-to-maturity at the date of transfer.

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

For a summary of the regulatory capital requirements and the actual ratios as of December 31, 2012 and 2011, for the Company and its bank subsidiaries, see Table 22 included in Management’s Discussion and Analysis, which is incorporated by reference into these Notes to Consolidated Financial Statements.

U.S. BANCORP	109

The following table provides the components of the Company’s regulatory capital at December 31:

(Dollars in Millions)	2012	2011
Tier 1 Capital
Common shareholders’ equity	$34,229	$31,372
Qualifying preferred stock	4,769	2,606
Qualifying trust preferred securities	–	2,675
Noncontrolling interests, less preferred stock not eligible for Tier 1 capital	685	687
Less intangible assets
Goodwill (net of deferred tax liability)	(8,351)	(8,239)
Other disallowed intangible assets	(829)	(905)
Other (a)	700	977
Total Tier 1 Capital	31,203	29,173
Tier 2 Capital
Eligible portion of allowance for credit losses	3,609	3,412
Eligible subordinated debt	2,953	3,469
Other	15	13
Total Tier 2 Capital	6,577	6,894
Total Risk Based Capital	$37,780	$36,067
Risk-Weighted Assets	$287,611	$271,333

(a)	Includes the impact of items included in other comprehensive income (loss), such as unrealized gains (losses) on available-for-sale securities, accumulated net gains on cash flow hedges, pension liability adjustments, etc.

Noncontrolling interests principally represent preferred stock of consolidated subsidiaries. During 2006, the Company’s primary banking subsidiary formed USB Realty Corp., a real estate investment trust, for the purpose of issuing 5,000 shares of Fixed-to-Floating Rate Exchangeable Non-cumulative Perpetual Series A Preferred Stock with a liquidation preference of $100,000 per share (“Series A Preferred Securities”) to third party investors, and investing the proceeds in certain assets, consisting predominately of mortgage-backed securities from the Company. Dividends on the Series A Preferred Securities, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to three-month LIBOR plus 1.147 percent. If USB Realty Corp. has not declared a dividend on the Series A Preferred Securities before the dividend payment date for any dividend period, such dividend shall not be cumulative and shall cease to accrue and be payable, and USB Realty Corp. will have no obligation to pay dividends accrued for such dividend period, whether or not dividends on the Series A Preferred Securities are declared for any future dividend period.

The Series A Preferred Securities will be redeemable, in whole or in part, at the option of USB Realty Corp. on each fifth anniversary after the dividend payment date occurring in January 2012, and in whole but not in part, at the option of USB Realty Corp. on any dividend date that is not a five-year date. Any redemption will be subject to the approval of the Office of the Comptroller of the Currency.

NOTE 15	Earnings Per Share

The components of earnings per share were:

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2012	2011	2010
Net income attributable to U.S. Bancorp	$5,647	$4,872	$3,317
Preferred dividends	(238)	(129)	(89)
Equity portion of gain on ITS exchange transaction, net of tax (a)	–	–	118
Earnings allocated to participating stock awards	(26)	(22)	(14)
Net income applicable to U.S. Bancorp common shareholders	$5,383	$4,721	$3,332
Average common shares outstanding	1,887	1,914	1,912
Net effect of the exercise and assumed purchase of stock awards and conversion of outstanding convertible notes	9	9	9
Average diluted common shares outstanding	1,896	1,923	1,921
Earnings per common share	$2.85	$2.47	$1.74
Diluted earnings per common share	$2.84	$2.46	$1.73

(a)	During 2010, the Company exchanged depositary shares representing an ownership interest in 5,746 shares of Series A Preferred Stock for approximately 46 percent of the outstanding ITS issued by USB Capital IX to third party investors, retired a pro-rata portion of the related junior subordinated debentures and cancelled a pro-rata portion of the related stock purchase contracts.

110	U.S. BANCORP

Options and warrants outstanding at December 31, 2012, 2011 and 2010, to purchase 22 million, 54 million and 56 million common shares, respectively, were not included in the computation of diluted earnings per share for the years ended December 31, 2012, 2011 and 2010, respectively, because they were antidilutive. Convertible senior debentures that could potentially be converted into shares of the Company’s common stock pursuant to specified formulas, were not included in the computation of dilutive earnings per share because they were antidilutive.

NOTE 16	Employee Benefits

Employee Retirement Savings Plan The Company has a defined contribution retirement savings plan that covers substantially all its employees. Qualified employees are allowed to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested, at the employees’ direction, among a variety of investment alternatives. Employee contributions are 100 percent matched by the Company, up to four percent of an employee’s eligible annual compensation. The Company’s matching contribution vests immediately. Although the matching contribution is initially invested in the Company’s common stock, an employee can reinvest the matching contribution among various investment alternatives. Total expense for the Company’s matching contributions was $111 million, $103 million and $96 million in 2012, 2011 and 2010, respectively.

Pension Plans The Company has tax qualified noncontributory defined benefit pension plans that provide benefits to substantially all its employees. Participants receive annual cash balance pay credits based on eligible pay multiplied by a percentage determined by their age and years of service. Participants also receive an annual interest credit. Employees become vested upon completing three years of vesting service. For participants in the plan before 2010 that elected to stay under their existing formula, pension benefits are provided to eligible employees based on years of service, multiplied by a percentage of their final average pay. As a result of plan mergers, a portion of pension benefits may also be provided using a cash balance benefit formula where only interest credits continue to be credited to participants’ accounts.

In general, the Company’s qualified pension plans’ funding objectives include maintaining a funded status sufficient to meet participant benefit obligations over time while reducing long-term funding requirements and pension costs. The Company has an established process for evaluating all of the plans, their performance and significant plan assumptions, including the assumed discount rate and the long-term rate of return (“LTROR”). Annually, the Company’s Compensation and Human Resources Committee (the “Committee”), assisted by outside consultants, evaluates plan objectives, funding policies and plan investment policies considering its long-term investment time horizon and asset allocation strategies. The process also evaluates significant plan assumptions. Although plan assumptions are established annually, the Company may update its analysis on an interim basis in order to be responsive to significant events that occur during the year, such as plan mergers and amendments.

The Company’s funding policy is to contribute amounts to its plans sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended by the Pension Protection Act, plus such additional amounts as the Company determines to be appropriate. The Company made a contribution of $35 million to its main pension plan in 2012, and made no contributions to its qualified pension plans in 2011. The Company anticipates making contributions of $207 million to its main pension plan in 2013. Any contributions made to the qualified plans are invested in accordance with established investment policies and asset allocation strategies.

In addition to the funded qualified pension plans, the Company maintains non-qualified plans that are unfunded and provide benefits to certain employees. The assumptions used in computing the accumulated benefit obligation, the projected benefit obligation and net pension expense are substantially consistent with those assumptions used for the funded qualified plans. In 2013, the Company expects to contribute $23 million to its non-qualified pension plans which equals the 2013 expected benefit payments.

Postretirement Welfare Plan In addition to providing pension benefits, the Company provides health care and death benefits to certain retired employees. Generally, all active employees may become eligible for subsidized retiree health care benefits by meeting defined age and service requirements. The medical plan contains other cost-sharing features such as deductibles and coinsurance. The estimated cost of these retiree benefit payments is accrued during the employees’ active service. Contributions have previously been made to the plan, and in 2013, the Company anticipates no contributions to its postretirement welfare plan.

U.S. BANCORP	111

The following table summarizes the changes in benefit obligations and plan assets for the years ended December 31, and the funded status and amounts recognized in the Consolidated Balance Sheet at December 31 for the retirement plans:

	Pension Plans		Postretirement Welfare Plan
(Dollars in Millions)	2012	2011	2012	2011
Change in Projected Benefit Obligation
Benefit obligation at beginning of measurement period	$3,261	$2,929	$170	$181
Service cost	129	119	5	4
Interest cost	168	169	7	9
Plan participants’ contributions	–	–	10	13
Actuarial loss (gain)	681	177	(26)	(15)
Lump sum settlements	(33)	(28)	–	–
Benefit payments	(110)	(105)	(26)	(25)
Federal subsidy on benefits paid	–	–	2	3
Benefit obligation at end of measurement period (a)	$4,096	$3,261	$142	$170
Change in Fair Value of Plan Assets
Fair value at beginning of measurement period	$2,103	$2,305	$120	$131
Actual return on plan assets	305	(90)	–	–
Employer contributions	56	21	1	1
Plan participants’ contributions	–	–	10	13
Lump sum settlements	(33)	(28)	–	–
Benefit payments	(110)	(105)	(26)	(25)
Fair value at end of measurement period	$2,321	$2,103	$105	$120
Funded (Unfunded) Status	$(1,775)	$(1,158)	$(37)	$(50)
Components of the Consolidated Balance Sheet
Current benefit liability	$(23)	$(21)	$–	$–
Noncurrent benefit liability	(1,752)	(1,137)	(37)	(50)
Recognized amount	$(1,775)	$(1,158)	$(37)	$(50)
Accumulated Other Comprehensive Income (Loss), Pretax
Net actuarial gain (loss)	$(2,152)	$(1,746)	$84	$67
Net prior service credit (cost)	21	25	–	–
Recognized amount	$(2,131)	$(1,721)	$84	$67

(a)	At December 31, 2012 and 2011, the accumulated benefit obligation for all pension plans was $3.8 billion and $3.0 billion, respectively.

The following table provides information for pension plans with benefit obligations in excess of plan assets at December 31:

(Dollars in Millions)	2012	2011
Pension Plans with Projected Benefit Obligations in Excess of Plan Assets
Projected benefit obligation	$4,096	$3,261
Fair value of plan assets	2,321	2,103
Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets
Accumulated benefit obligation	3,776	2,986
Fair value of plan assets	2,321	2,066

112	U.S. BANCORP

The following table sets forth the components of net periodic benefit cost and other amounts recognized in accumulated other comprehensive income (loss) for the years ended December 31 for the retirement plans:

	Pension Plans			Postretirement Welfare Plan
(Dollars in Millions)	2012	2011	2010	2012	2011	2010
Components of Net Periodic Benefit Cost
Service cost	$129	$119	$93	$5	$4	$7
Interest cost	168	169	155	7	9	11
Expected return on plan assets	(191)	(207)	(215)	(2)	(5)	(5)
Prior service cost (credit) and transition obligation (asset) amortization	(4)	(9)	(12)	–	–	–
Actuarial loss (gain) amortization	161	125	64	(7)	(6)	(5)
Net periodic benefit cost	$263	$197	$85	$3	$2	$8
Other Changes in Plan Assets and Benefit Obligations
Recognized in Other Comprehensive Income (Loss)
Net actuarial gain (loss) arising during the year	$(567)	$(474)	$(203)	$24	$10	$6
Net actuarial loss (gain) amortized during the year	161	125	64	(7)	(6)	(5)
Net prior service credit (cost) arising during the year	–	–	–	–	–	–
Net prior service cost (credit) and transition obligation (asset) amortized during the year	(4)	(9)	(12)	–	–	–
Total recognized in other comprehensive income (loss)	$(410)	$(358)	$(151)	$17	$4	$1
Total recognized in net periodic benefit cost and other comprehensive income (loss) (a) (b)	$(673)	$(555)	$(236)	$14	$2	$(7)

(a)	The pretax estimated actuarial loss (gain) and prior service cost (credit) for the pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2013 are $264 million and $(5) million, respectively.
(b)	The pretax estimated actuarial loss (gain) for the postretirement welfare plan that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2013 is $(11) million.

The following table sets forth weighted average assumptions used to determine the projected benefit obligations at December 31:

	Pension Plans		Postretirement Welfare Plan
(Dollars in Millions)	2012	2011	2012	2011
Discount rate (a)	4.1%	5.1%	3.1%	4.3%
Rate of compensation increase (b)	4.1	4.1	*	*
Health care cost trend rate for the next year (c)
Prior to age 65			8.0%	8.0%
After age 65			8.0	12.0
Effect on accumulated postretirement benefit obligation
One percent increase			$5	$8
One percent decrease			(5)	(8)

(a)	The discount rates were developed using a cash flow matching bond model with a modified duration for the qualified pension plans, non-qualified pension plans and postretirement welfare plan of 15.9, 12.2 and 7.2 years, respectively, for 2012, and 14.8, 11.4 and 7.7 years, respectively, for 2011.
(b)	Determined on a liability weighted basis.
(c)	The pre-65 and post-65 rates are assumed to decrease gradually to 5.0 percent by 2019 and remain at this level thereafter.
*	Not applicable

U.S. BANCORP	113

The following table sets forth weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

	Pension Plans			Postretirement Welfare Plan
(Dollars in Millions)	2012	2011	2010	2012	2011	2010
Discount rate (a)	5.1%	5.7%	6.2%	4.3%	4.9%	5.6%
Expected return on plan assets (b)	8.0	8.3	8.5	2.3	3.5	3.5
Rate of compensation increase (c)	4.1	4.0	3.0	*	*	*
Health care cost trend rate (d)
Prior to age 65				8.0%	8.0%	8.0%
After age 65				12.0	14.0	14.0
Effect on total of service cost and interest cost
One percent increase				$–	$–	$–
One percent decrease				–	–	–

(a)	The discount rates were developed using a cash flow matching bond model with a modified duration for the qualified pension plans, non-qualified pension plans and postretirement welfare plan of 14.8, 11.4 and 7.7 years, respectively, for 2012, and 14.0, 11.0 and 7.7 years, respectively, for 2011.
(b)	With the help of an independent pension consultant, a range of potential expected rates of return, economic conditions historical performance relative to assumed rates of return and asset allocation, and peer group LTROR information are used in developing the plan assumptions for its expected long-term rates of return on plan assets. The Company determined its 2012 expected long-term rates of return reflecting current economic conditions and plan assets.
(c)	Determined on a liability weighted basis.
(d)	The pre-65 and post-65 rates are assumed to decrease gradually to 5.5 percent by 2017 and 6.0 percent by 2015, respectively, and remain at these levels thereafter.
*	Not applicable

Investment Policies and Asset Allocation In establishing its investment policies and asset allocation strategies, the Company considers expected returns and the volatility associated with different strategies. An independent consultant performs modeling that projects numerous outcomes using a broad range of possible scenarios, including a mix of possible rates of inflation and economic growth. Starting with current economic information, the model bases its projections on past relationships between inflation, fixed income rates and equity returns when these types of economic conditions have existed over the previous 30 years, both in the United States and in foreign countries.

Generally, based on historical performance of the various investment asset classes, investments in equities have outperformed other investment classes but are subject to higher volatility. While an asset allocation including debt securities and other assets generally has lower volatility and may provide protection in a declining interest rate environment, it limits the pension plans’ long-term up-side potential. Given the pension plans’ investment horizon and the financial viability of the Company to meet its funding objectives, the Committee has determined that an asset allocation strategy investing principally in global equities diversified among various domestic and international equity categories is appropriate. The target asset allocation for the Company’s qualified pension plans at December 31, 2012 was 35 percent passively managed global equities, 25 percent actively managed global equities, 10 percent mid-small cap equities, 5 percent emerging markets equities, 5 percent real estate equities, and 20 percent debt securities. The target asset allocation at December 31, 2011 was 45 percent passively managed global equities, 25 percent actively managed global equities, 10 percent mid-small cap equities, 5 percent emerging markets equities, 5 percent real estate equities, and 10 percent debt securities.

At December 31, 2012 and 2011, plan assets of the qualified pension plans included asset management arrangements with related parties totaling $168 million and $95 million, respectively.

Under a contractual agreement with U.S. Bancorp Asset Management, Inc. an affiliate of the Company, certain plan assets are lent to qualified borrowers on a short-term basis in exchange for investment fee income. These borrowers may collateralize the loaned securities with either cash or non-cash securities. Cash collateral held at December 31, 2012 and 2011 totaled $14 million and $12 million, respectively, with obligations to return the cash collateral of $20 million at December 31, 2012 and 2011.

Per authoritative accounting guidance, the Company groups plan assets into a three-level hierarchy for valuation techniques used to measure their fair value based on whether the valuation inputs are observable or unobservable. Refer to Note 20 for further discussion on these levels.

The assets of the qualified pension plans include investments in equity and U.S. Treasury securities whose fair values are determined based on quoted prices in active markets and are classified within Level 1 of the fair value hierarchy. The qualified pension plans also invest in collective investment and mutual funds whose fair values are determined using the net asset value provided by the administrator of the fund and as a result are classified as Level 2. In addition, the qualified pension plans invest in debt securities and foreign currency transactions that are valued using third party pricing services and are classified as Level 2. The qualified pension

114	U.S. BANCORP

plan invests in a money market mutual fund with cash collateral from its securities lending arrangement, whose fair value is determined based on quoted prices in markets that are less active and therefore is classified as Level 2. Additionally, the qualified pension plan has investments in limited partnership interests and debt securities whose fair values are determined by the Company by analyzing the limited partnerships’ audited financial statements and by averaging the prices obtained from independent pricing services, respectively. These securities are classified as Level 3.

The following table summarizes the plan investment assets measured at fair value at December 31:

	Pension Plans						Postretirement Welfare Plan
	2012			2011			2012	2011
(Dollars in Millions)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 1
Cash and cash equivalents	$119	$–	$–	$23	$–	$–	$105	$120
Debt securities	151	114	7	63	36	7	–	–
Corporate stock
Domestic equity securities	275	–	–	232	–	–	–	–
Mid-small cap equity securities	173	–	–	159	–	–	–	–
International equity securities	285	–	–	250	–	–	–	–
Real estate equity securities	132	–	–	103	–	–	–	–
Collective investment funds
Domestic equity securities	–	400	–	–	509	–	–	–
Mid-small cap equity securities	–	59	–	–	53	–	–	–
Emerging markets equity securities	–	61	–	–	51	–	–	–
International equity securities	–	362	–	–	455	–	–	–
Mutual funds
Money market	–	7	–	–	6	–	–	–
Debt securities	–	129	–	–	127	–	–	–
Emerging markets equity securities	–	71	–	–	50	–	–	–
Other	–	(7)	3	–	(7)	6	–	–
Total (a)	$1,135	$1,196	$10	$830	$1,280	$13	$105	$120

(a)	Total investment assets of the pension plans exclude obligations to return cash collateral to qualified borrowers of $20 million at December 31, 2012 and 2011, under security lending arrangements.

The following table summarizes the changes in fair value for all plan investment assets measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31:

	2012		2011		2010
(Dollars in Millions)	Debt Securities	Other	Debt Securities	Other	Debt Securities	Other
Balance at beginning of period	$7	$6	$8	$6	$7	$6
Unrealized gains (losses) relating to assets still held at end of year	1	(2)	—	(9)	3	—
Purchases, sales, and settlements, net	(1)	(1)	(1)	9	(2)	—
Balance at end of period	$7	$3	$7	$6	$8	$6

The following benefit payments are expected to be paid from the retirement plans for the years ended December 31:

(Dollars in Millions)	Pension Plans	Postretirement Welfare Plan (a)	Medicare Part D Subsidy Receipts
2013	$161	$16	$2
2014	166	16	2
2015	174	17	2
2016	184	17	2
2017	190	17	3
2018 — 2022	1,096	80	14

(a)	Net of expected retiree contributions and before Medicare Part D subsidy.

U.S. BANCORP	115

NOTE 17	Stock-Based Compensation

As part of its employee and director compensation programs, the Company may grant certain stock awards under the provisions of the existing stock compensation plans, including plans assumed in acquisitions. The plans provide for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant. Option grants are generally exercisable up to ten years from the date of grant. In addition, the plans provide for grants of shares of common stock or stock units that are subject to restriction on transfer prior to vesting. Most stock and unit awards vest over three to five years and are subject to forfeiture if certain vesting requirements are not met. Stock incentive plans of acquired companies are generally terminated at the merger closing dates. Participants under such plans receive the Company’s common stock, or options to buy the Company’s stock, based on the conversion terms of the various merger agreements. At December 31, 2012, there were 58 million shares (subject to adjustment for forfeitures) available for grant under various plans.

Stock Option Awards

The following is a summary of stock options outstanding and exercised under various stock options plans of the Company:

Year Ended December 31	Stock Options/Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
2012
Number outstanding at beginning of period	75,823,941	$27.60
Granted	4,180,492	28.65
Exercised	(15,681,323)	23.12
Cancelled (a)	(1,151,192)	24.90
Number outstanding at end of period (b)	63,171,918	$28.83	4.9	$196
Exercisable at end of period	50,671,654	$30.12	4.2	$92
2011
Number outstanding at beginning of period	85,622,705	$26.80
Granted	4,063,369	28.66
Exercised	(8,508,107)	19.49
Cancelled (a)	(5,354,026)	28.44
Number outstanding at end of period (b)	75,823,941	$27.60	5.2	$(42)
Exercisable at end of period	57,039,334	$29.14	4.4	$(120)
2010
Number outstanding at beginning of period	88,379,469	$26.49
Granted	5,417,631	23.98
Exercised	(5,769,586)	19.38
Cancelled (a)	(2,404,809)	27.03
Number outstanding at end of period (b)	85,622,705	$26.80	5.5	$15
Exercisable at end of period	57,542,065	$28.28	4.4	$(76)

(a)	Options cancelled include both non-vested (i.e., forfeitures) and vested options.
(b)	Outstanding options include stock-based awards that may be forfeited in future periods. The impact of the estimated forfeitures is reflected in compensation expense.

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

Year Ended December 31	2012	2011	2010
Estimated fair value	$10.19	$10.55	$8.36
Risk-free interest rates	.9%	2.5%	2.5%
Dividend yield	2.6%	2.5%	3.0%
Stock volatility factor	.49	.47	.47
Expected life of options (in years)	5.5	5.5	5.5

116	U.S. BANCORP

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

The following summarizes certain stock option activity of the Company:

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Fair value of options vested	$49	$54	$61
Intrinsic value of options exercised	143	61	35
Cash received from options exercised	362	165	112
Tax benefit realized from options exercised	75	23	13

To satisfy option exercises, the Company predominantly uses treasury stock.

Additional information regarding stock options outstanding as of December 31, 2012, is as follows:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Shares	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
$11.02 – $15.00	6,877,581	6.1	$11.39	3,922,950	$11.37
$15.01 – $20.00	186,439	3.7	19.35	171,651	19.47
$20.01 – $25.00	4,241,644	7.1	23.82	1,831,981	23.79
$25.01 – $30.00	17,691,503	5.4	29.05	10,591,999	29.36
$30.01 – $35.00	24,669,720	4.2	31.69	24,648,451	31.69
$35.01 – $36.25	9,505,031	4.0	36.06	9,504,622	36.06
	63,171,918	4.9	$28.83	50,671,654	$30.12

Restricted Stock and Unit Awards

A summary of the status of the Company’s restricted shares of stock and unit awards is presented below:

	2012		2011		2010
Year Ended December 31	Shares	Weighted- Average Grant-Date Fair Value	Shares	Weighted- Average Grant-Date Fair Value	Shares	Weighted- Average Grant-Date Fair Value
Nonvested Shares
Outstanding at beginning of period	8,995,295	$22.46	8,811,027	$19.74	6,788,203	$16.68
Granted	3,085,077	28.70	3,136,086	28.20	4,398,660	24.05
Vested	(2,931,820)	20.97	(2,552,979)	20.15	(1,862,228)	18.71
Cancelled	(212,809)	25.01	(398,839)	22.20	(513,608)	20.00
Outstanding at end of period	8,935,743 (a)	$25.04	8,995,295	$22.46	8,811,027	$19.74

(a)	Includes maximum number of shares to be received by participants under awards that are based on the achievement of certain future performance criteria by the Company.

The total fair value of shares vested was $86 million, $72 million and $44 million for 2012, 2011 and 2010, respectively. Stock-based compensation expense was $129 million, $118 million and $113 million for 2012, 2011 and 2010, respectively. On an after-tax basis, stock-based compensation was $80 million, $73 million and $70 million for 2012, 2011 and 2010, respectively. As of December 31, 2012, there was $151 million of total unrecognized compensation cost related to nonvested share-based arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 2.4 years as compensation expense.

U.S. BANCORP	117

NOTE 18	Income Taxes

The components of income tax expense were:

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Federal
Current	$1,853	$907	$1,105
Deferred	45	689	(339)
Federal income tax	1,898	1,596	766
State
Current	334	186	200
Deferred	4	59	(31)
State income tax	338	245	169
Total income tax provision	$2,236	$1,841	$935

A reconciliation of expected income tax expense at the federal statutory rate of 35 percent to the Company’s applicable income tax expense follows:

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Tax at statutory rate	$2,704	$2,320	$1,470
State income tax, at statutory rates, net of federal tax benefit	220	159	110
Tax effect of
Tax credits, net of related expenses	(479)	(458)	(462)
Tax-exempt income	(219)	(226)	(214)
Noncontrolling interests	55	29	18
Other items	(45)	17	13
Applicable income taxes	$2,236	$1,841	$935

The tax effects of fair value adjustments on securities available-for-sale, derivative instruments in cash flow hedges, foreign currency translation adjustments, pension and post-retirement plans and certain tax benefits related to stock options are recorded directly to shareholders’ equity as part of other comprehensive income (loss).

In preparing its tax returns, the Company is required to interpret complex tax laws and regulations and utilize income and cost allocation methods to determine its taxable income. On an ongoing basis, the Company is subject to examinations by federal, state, local and foreign taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed and matters are resolved. Changes in income tax expense and associated liabilities related to the resolution of income tax examinations in 2012, 2011 and 2010 were not significant. Federal tax examinations for all years ending through December 31, 2008, are completed and resolved. The Company’s tax returns for the years ended December 31, 2009 and 2010 are under examination by the Internal Revenue Service. The years open to examination by state and local government authorities vary by jurisdiction.

A reconciliation of the changes in the federal, state and foreign unrecognized tax position balances are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Balance at beginning of period	$479	$532	$440
Additions for tax positions taken in prior years	73	24	116
Additions for tax positions taken in the current year	5	2	30
Exam resolutions	(245)	(70)	–
Statute expirations	(10)	(9)	(54)
Balance at end of period	$302	$479	$532

The total amount of unrecognized tax positions that, if recognized, would impact the effective income tax rate as of December 31, 2012, 2011 and 2010, were $240 million, $220 million and $253 million, respectively. The change in unrecognized tax position balances in 2012 from exam resolutions relates to determination of the timing of deductions for losses on various securities and debt obligations. The Company classifies interest and penalties related to unrecognized tax positions as a component of income tax expense. At December 31, 2012, the Company’s uncertain tax position balances included $39 million in accrued interest. During the years ended December 31, 2012,

118	U.S. BANCORP

2011 and 2010 the Company recorded approximately $(8) million, $(2) million and $(6) million, respectively, in interest on unrecognized tax positions.

Deferred income tax assets and liabilities reflect the tax effect of estimated temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The significant components of the Company’s net deferred tax asset (liability) as of December 31 were:

(Dollars in Millions)	2012	2011
Deferred Tax Assets
Allowance for credit losses	$1,756	$1,872
Pension and postretirement benefits	523	281
Accrued expenses	476	399
Stock compensation	183	203
Federal, state and foreign net operating loss carryforwards	60	26
Securities available-for-sale and financial instruments	–	85
Partnerships and other investment assets	395	571
Other deferred tax assets, net	180	96
Gross deferred tax assets	3,573	3,533
Deferred Tax Liabilities
Leasing activities	(2,792)	(3,048)
Goodwill and other intangible assets	(565)	(517)
Mortgage servicing rights	(490)	(522)
Securities available-for-sale and financial instruments	(232)	–
Loans	(168)	(175)
Fixed assets	(201)	(169)
Other deferred tax liabilities, net	(361)	(176)
Gross deferred tax liabilities	(4,809)	(4,607)
Valuation allowance	(84)	(51)
Net Deferred Tax Asset (Liability)	$(1,320)	$(1,125)

The Company has approximately $723 million of federal, state and foreign net operating loss carryforwards which expire at various times through 2032. Limitations on the ability to realize these carryforwards is reflected in the associated valuation allowance. Management has determined it is more likely than not the other net deferred tax assets could be realized through carry back to taxable income in prior years, future reversals of existing taxable temporary differences and future taxable income.

At December 31, 2012, retained earnings included approximately $102 million of base year reserves of acquired thrift institutions, for which no deferred federal income tax liability has been recognized. These base year reserves would be recaptured if the Company’s banking subsidiaries cease to qualify as a bank for federal income tax purposes. The base year reserves also remain subject to income tax penalty provisions that, in general, require recapture upon certain stock redemptions of, and excess distributions to, stockholders.

NOTE 19	Derivative Instruments

The Company recognizes all derivatives in the Consolidated Balance Sheet at fair value in other assets or in other liabilities. On the date the Company enters into a derivative contract, the derivative is designated as either a hedge of the fair value of a recognized asset or liability (“fair value hedge”); a hedge of a forecasted transaction or the variability of cash flows to be paid related to a recognized asset or liability (“cash flow hedge”); a hedge of the volatility of an investment in foreign operations driven by changes in foreign currency exchange rates (“net investment hedge”); or a designation is not made as it is a customer-related transaction, an economic hedge for asset/liability risk management purposes or another stand-alone derivative created through the Company’s operations (“free-standing derivative”).

U.S. BANCORP	119

The following table provides information on the fair value of the Company’s derivative positions as of December 31:

	2012		2011
(Dollars in Millions)	Asset Derivatives	Liability Derivatives	Asset Derivatives	Liability Derivatives
Total fair value of derivative positions	$1,806	$2,183	$1,913	$2,554
Netting (a)	(418)	(1,549)	(294)	(1,889)
Total	$1,388	$634	$1,619	$665

(a)	Represents netting of derivative asset and liability balances, and related collateral, with the same counterparty subject to master netting agreements. At December 31, 2012, the amount of collateral posted by counterparties, consisting primarily of cash and money market investments, that was netted against derivative assets was $84 million and the amount of cash collateral posted by the Company that was netted against derivative liabilities was $1.2 billion, compared with $88 million and $1.7 billion, respectively, at December 31, 2011.

Of the Company’s $62.0 billion of total notional amount of asset and liability management positions at December 31, 2012, $12.8 billion was designated as a fair value, cash flow or net investment hedge. When a derivative is designated as a fair value, cash flow or net investment hedge, the Company performs an assessment, at inception and, at a minimum, quarterly thereafter, to determine the effectiveness of the derivative in offsetting changes in the value or cash flows of the hedged item(s).

Fair Value Hedges These derivatives are primarily interest rate swaps that hedge the change in fair value related to interest rate changes of underlying fixed-rate debt and junior subordinated debentures. Changes in the fair value of derivatives designated as fair value hedges, and changes in the fair value of the hedged items, are recorded in earnings. All fair value hedges were highly effective for the year ended December 31, 2012, and the change in fair value attributed to hedge ineffectiveness was not material.

Cash Flow Hedges These derivatives are interest rate swaps that are hedges of the forecasted cash flows from the underlying variable-rate loans and debt. Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income (loss) until the cash flows of the hedged items are realized. If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in other comprehensive income (loss) is reported in earnings immediately, unless the forecasted transaction is at least reasonably possible of occurring, whereby the amounts within other comprehensive income (loss) remain. At December 31, 2012, the Company had $404 million (net-of-tax) of realized and unrealized losses on derivatives classified as cash flow hedges recorded in other comprehensive income (loss), compared with $489 million (net-of-tax) at December 31, 2011. The estimated amount to be reclassified from other comprehensive income (loss) into earnings during the next 12 months is a loss of $133 million (net-of-tax). This amount includes gains and losses related to hedges that were terminated early for which the forecasted transactions are still probable. All cash flow hedges were highly effective for the year ended December 31, 2012, and the change in fair value attributed to hedge ineffectiveness was not material.

Net Investment Hedges The Company uses forward commitments to sell specified amounts of certain foreign currencies, and occasionally non-derivative debt instruments, to hedge the volatility of its investment in foreign operations driven by fluctuations in foreign currency exchange rates. The ineffectiveness on all net investment hedges was not material for the year ended December 31, 2012. There were no non-derivative debt instruments designated as net investment hedges at December 31, 2012 or 2011.

Other Derivative Positions The Company enters into free-standing derivatives to mitigate interest rate risk and for other risk management purposes. These derivatives include forward commitments to sell to-be-announced securities (“TBAs”) and other commitments to sell residential mortgage loans, which are used to economically hedge the interest rate risk related to residential mortgage loans held for sale and unfunded mortgage loan commitments. The Company also enters into interest rate swaps, forward commitments to buy TBAs, U.S. Treasury futures and options on U.S. Treasury futures to economically hedge the change in the fair value of the Company’s MSRs. The Company also enters into foreign currency forwards to economically hedge remeasurement gains and losses the Company recognizes on foreign currency denominated assets and liabilities. In addition, the Company acts as a seller and buyer of interest rate derivatives and foreign exchange contracts for its customers. To mitigate the market and liquidity risk associated with these customer derivatives, the Company enters into similar offsetting positions with broker-dealers. The Company also has derivative contracts that are created through its operations, including commitments to originate mortgage loans held for sale and certain derivative financial guarantee contracts.

For additional information on the Company’s purpose for entering into derivative transactions and its overall risk management strategies, refer to “Management Discussion and Analysis — Use of Derivatives to Manage Interest Rate and Other Risks” which is incorporated by reference into these Notes to Consolidated Financial Statements.

120	U.S. BANCORP

The following table summarizes the asset and liability management derivative positions of the Company:

	Asset Derivatives			Liability Derivatives
(Dollars in Millions)	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years
December 31, 2012
Fair value hedges
Interest rate contracts
Receive fixed/pay floating swaps	$500	$30	3.09	$–	$–	–
Cash flow hedges
Interest rate contracts
Pay fixed/receive floating swaps	32	–	9.88	4,528	718	3.79
Receive fixed/pay floating swaps	7,000	45	1.84	–	–	–
Net investment hedges
Foreign exchange forward contracts	758	1	.07	–	–	–
Other economic hedges
Interest rate contracts
Futures and forwards
Buy	11,164	138	.07	2,921	13	.04
Sell	6,299	18	.11	12,223	57	.09
Options
Purchased	2,435	–	.07	–	–	–
Written	4,991	123	.12	4	–	.06
Receive fixed/pay floating swaps	350	1	10.21	3,775	14	10.21
Foreign exchange forward contracts	618	4	.03	1,383	6	.01
Equity contracts	31	–	2.80	27	–	2.46
Credit contracts	1,056	3	4.56	1,947	10	3.11
December 31, 2011
Fair value hedges
Interest rate contracts
Receive fixed/pay floating swaps	500	27	4.09	–	–	–
Foreign exchange cross-currency swaps	688	17	5.17	432	23	5.17
Cash flow hedges
Interest rate contracts
Pay fixed/receive floating swaps	–	–	–	4,788	803	4.03
Receive fixed/pay floating swaps	750	–	2.75	6,250	6	2.86
Net investment hedges
Foreign exchange forward contracts	708	4	.08	–	–	–
Other economic hedges
Interest rate contracts
Futures and forwards
Buy	14,270	150	.07	29	–	.12
Sell	231	1	.15	14,415	134	.11
Options
Purchased	1,250	–	.07	–	–	–
Written	4,421	80	.10	11	1	.13
Receive fixed/pay floating swaps	2,625	9	10.21	–	–	–
Foreign exchange forward contracts	307	1	.08	1,414	11	.08
Equity contracts	54	1	1.05	10	–	.64
Credit contracts	800	7	3.71	1,600	8	3.59

U.S. BANCORP	121

The following table summarizes the customer-related derivative positions of the Company:

	Asset Derivatives			Liability Derivatives
(Dollars in Millions)	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years
December 31, 2012
Interest rate contracts
Receive fixed/pay floating swaps	$16,671	$1,085	4.78	$1,090	$15	9.30
Pay fixed/receive floating swaps	928	14	11.12	16,923	1,042	4.74
Options
Purchased	3,046	16	5.24	28	–	4.42
Written	286	–	.75	2,788	16	5.68
Foreign exchange rate contracts
Forwards, spots and swaps (a)	12,186	322	.43	11,861	286	.44
Options
Purchased	323	6	.55	–	–	–
Written	–	–	–	323	6	.55
December 31, 2011
Interest rate contracts
Receive fixed/pay floating swaps	16,230	1,216	4.98	523	1	2.52
Pay fixed/receive floating swaps	99	–	1.81	16,206	1,182	5.10
Options
Purchased	2,660	26	6.11	–	–	–
Written	–	–	–	2,660	26	6.11
Foreign exchange rate contracts
Forwards, spots and swaps (a)	7,936	369	.54	7,731	354	.54
Options
Purchased	127	5	.41	–	–	–
Written	–	–	–	127	5	.41

(a)	Reflects the net of long and short positions.

The table below shows the effective portion of the gains (losses) recognized in other comprehensive income (loss) and the gains (losses) reclassified from other comprehensive income (loss) into earnings (net-of-tax) for the years ended December 31:

	Gains (Losses) Recognized in Other Comprehensive Income (Loss)			Gains (Losses) Reclassified from Other Comprehensive Income (Loss) into Earnings
(Dollars in Millions)	2012	2011	2010	2012	2011	2010
Asset and Liability Management Positions
Cash flow hedges
Interest rate contracts (a)	$(46)	$(213)	$(235)	$(131)	$(138)	$(148)
Net investment hedges
Foreign exchange forward contracts	(19)	34	(25)	–	–	–
Non-derivative debt instruments	20	–	–	–	–	–

Note:	Ineffectiveness on cash flow and net investment hedges was not material for the years ended December 31, 2012, 2011 and 2010.
(a)	Gains (Losses) reclassified from other comprehensive income (loss) into interest income on loans and interest expense on long-term debt.

122	U.S. BANCORP

The table below shows the gains (losses) recognized in earnings for fair value hedges, other economic hedges and the customer-related positions for the years ended December 31:

(Dollars in Millions)	Location of Gains (Losses) Recognized in Earnings	2012	2011	2010
Asset and Liability Management Positions
Fair value hedges (a)
Interest rate contracts	Other noninterest income	$3	$(36)	$(31)
Foreign exchange cross-currency swaps	Other noninterest income	42	(69)	(193)
Other economic hedges
Interest rate contracts
Futures and forwards	Mortgage banking revenue	437	23	831
Purchased and written options	Mortgage banking revenue	854	456	425
Receive fixed/pay floating swaps	Mortgage banking revenue	175	518	–
Pay fixed/receive floating swaps	Mortgage banking revenue	–	1	–
Foreign exchange forward contracts	Commercial products revenue	(63)	(81)	(16)
Equity contracts	Compensation expense	2	1	1
Credit contracts	Other noninterest income/expense	(8)	–	(6)
Customer-Related Positions
Interest rate contracts
Receive fixed/pay floating swaps	Other noninterest income	(118)	302	201
Pay fixed/receive floating swaps	Other noninterest income	124	(317)	(196)
Purchased and written options	Other noninterest income	–	–	1
Foreign exchange rate contracts
Forwards, spots and swaps	Commercial products revenue	50	53	49
Purchased and written options	Commercial products revenue	–	–	1

(a)	Gains (Losses) on items hedged by interest rate contracts and foreign exchange forward contracts, included in noninterest income (expense), were $(3) million and $(44) million for the year ended December 31, 2012, respectively, $29 million and $72 million for the year ended December 31, 2011, respectively, and $35 million and $193 million for the year ended December 31, 2010, respectively. The ineffective portion was immaterial for the years ended December 31, 2012, 2011 and 2010.

Derivatives are subject to credit risk associated with counterparties to the derivative contracts. The Company measures that credit risk using a credit valuation adjustment and includes it within the fair value of the derivative. The Company manages counterparty credit risk through diversification of its derivative positions among various counterparties, by entering into master netting agreements and, where possible, by requiring collateral agreements. A master netting agreement allows two counterparties, who have multiple derivative contracts with each other, the ability to net settle amounts under all contracts, including any related collateral posted, through a single payment and in a single currency. Collateral agreements require the counterparty to post, on a daily basis, collateral (typically cash or money market investments) equal to the Company’s net derivative receivable. For highly-rated counterparties, the agreements may include minimum dollar posting thresholds, but allow for the Company to call for immediate, full collateral coverage when credit-rating thresholds are triggered by counterparties.

The Company’s collateral agreements are bilateral and, therefore, contain provisions that require collateralization of the Company’s net liability derivative positions. Required collateral coverage is based on certain net liability thresholds and contingent upon the Company’s credit rating from two of the nationally recognized statistical rating organizations. If the Company’s credit rating were to fall below credit ratings thresholds established in the collateral agreements, the counterparties to the derivatives could request immediate full collateral coverage for derivatives in net liability positions. The aggregate fair value of all derivatives under collateral agreements that were in a net liability position at December 31, 2012, was $1.6 billion. At December 31, 2012, the Company had $1.2 billion of cash posted as collateral against this net liability position.

NOTE 20	Fair Values of Assets and Liabilities

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

U.S. BANCORP	123

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

•

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 includes debt securities that are traded less frequently than exchange-traded instruments and which are typically valued using third party pricing services; derivative contracts and other assets and liabilities, including securities, whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data; and MLHFS whose values are determined using quoted prices for similar assets or pricing models with inputs that are observable in the market or can be corroborated by observable market data.

•

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category includes MSRs, certain debt securities and certain derivative contracts.

When the Company changes its valuation inputs for measuring financial assets and financial liabilities at fair value, either due to changes in current market conditions or other factors, it may need to transfer those assets or liabilities to another level in the hierarchy based on the new inputs used. The Company recognizes these transfers at the end of the reporting period that the transfers occur. During the years ended December 31, 2012, 2011 and 2010, there were no transfers of financial assets or financial liabilities between the hierarchy levels.

The Company has processes and controls in place to increase the reliability of estimates it makes in determining fair value measurements. Items quoted on an exchange are verified to the quoted price. Items provided by a third party pricing service are subject to price verification procedures as discussed in more detail in the specific valuation discussions provided in the section that follows. For fair value measurements modeled internally, the Company’s valuation models are subject to the Company’s Model Risk Governance Policy and Program, as maintained by the Company’s credit administration department. The purpose of model validation is to assess the accuracy of the models’ input, processing, and reporting components. All models are required to be independently reviewed and approved prior to being placed in use, and are subject to formal change control procedures. Under the Company’s Model Risk Governance Policy, models are required to be reviewed at least annually to ensure they are operating as intended. Inputs into the models are market observable inputs whenever available. When market observable inputs are not available, the inputs are developed based upon analysis of historical experience and evaluation of other relevant market data. Significant unobservable model inputs are subject to review by senior management in corporate functions, who are independent from the modeling. Significant unobservable model inputs are also compared to actual results, typically on a quarterly basis. Significant Level 3 fair value measurements are also subject to corporate-level review and are benchmarked to market transactions or other market data, when available. Additional discussion of processes and controls are provided in the valuation methodologies section that follows.

The following section describes the valuation methodologies used by the Company to measure financial assets and liabilities at fair value and for estimating fair value for financial instruments not recorded at fair value as required under disclosure guidance related to the fair value of financial instruments. In addition, the following section includes an indication of the level of the fair value hierarchy in which the assets or liabilities are classified. Where appropriate, the description includes information about the valuation models and key inputs to those models. During 2012, 2011 and 2010, there were no significant changes to the valuation techniques used by the Company to measure fair value.

Cash and Due From Banks The carrying value of cash and due from banks approximate fair value and are classified within Level 1. Fair value is provided for disclosure purposes only.

Federal Funds Sold and Securities Purchased Under Resale Agreements The carrying value of federal funds sold and securities purchased under resale agreements approximate fair value because of the relatively short time between the origination of the instrument and its expected realization and are classified within Level 2. Fair value is provided for disclosure purposes only.

124	U.S. BANCORP

Investment Securities When quoted market prices for identical securities are available in an active market, these prices are used to determine fair value and these securities are classified within Level 1 of the fair value hierarchy. Level 1 investment securities are predominantly U.S. Treasury securities.

For other securities, quoted market prices may not be readily available for the specific securities. When possible, the Company determines fair value based on market observable information, including quoted market prices for similar securities, inactive transaction prices, and broker quotes. These securities are classified within Level 2 of the fair value hierarchy. Level 2 valuations are generally provided by a third party pricing service. The Company reviews the valuation methodologies utilized by the pricing service and, on a quarterly basis, reviews the security level prices provided by the pricing service against management’s expectation of fair value, based on changes in various benchmarks and market knowledge from recent trading activity. Additionally, each quarter, the Company validates the fair value provided by the pricing services by comparing them to recent observable market trades (where available), broker provided quotes, or other independent secondary pricing sources. Prices obtained from the pricing service are adjusted if they are found to be inconsistent with observable market data. Level 2 investment securities are predominantly agency mortgage-backed securities, certain other asset-backed securities, municipal securities, corporate debt securities, agency debt securities and perpetual preferred securities.

The fair value of securities for which there are no market trades, or where trading is inactive as compared to normal market activity, are classified within Level 3 of the fair value hierarchy. The Company determines the fair value of these securities using a discounted cash flow methodology and incorporating observable market information, where available. These valuations are modeled by a unit within the Company’s treasury department. The valuations use assumptions regarding housing prices, interest rates and borrower performance. Inputs are refined and updated at least quarterly to reflect market developments and actual performance. The primary valuation drivers of these securities are the prepayment rates, default rates and default severities associated with the underlying collateral, as well as the discount rate used to calculate the present value of the projected cash flows. Level 3 fair values, including the assumptions used, are subject to review by senior management in corporate functions, who are independent from the modeling. The fair value measurements are also compared to fair values provided by third party pricing services, where available. Securities classified within Level 3 include non-agency mortgage-backed securities, non-agency commercial mortgage-backed securities, certain asset-backed securities, certain collateralized debt obligations and collateralized loan obligations, certain corporate debt securities and SIV-related securities.

Mortgage Loans Held For Sale MLHFS measured at fair value, for which an active secondary market and readily available market prices exist, are initially valued at the transaction price and are subsequently valued by comparison to instruments with similar collateral and risk profiles. MLHFS are classified within Level 2. Included in mortgage banking revenue was a $287 million net gain, a $15 million net gain and a $125 million net loss, for the years ended December 31, 2012, 2011 and 2010, respectively, from the changes to fair value of these MLHFS under fair value option accounting guidance. Changes in fair value due to instrument specific credit risk were immaterial. Interest income for MLHFS is measured based on contractual interest rates and reported as interest income in the Consolidated Statement of Income. Electing to measure MLHFS at fair value reduces certain timing differences and better matches changes in fair value of these assets with changes in the value of the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting.

Loans The loan portfolio includes adjustable and fixed-rate loans, the fair value of which was estimated using discounted cash flow analyses and other valuation techniques. The expected cash flows of loans considered historical prepayment experiences and estimated credit losses and were discounted using current rates offered to borrowers of similar credit characteristics. Generally, loan fair values reflect Level 3 information. Fair value is provided for disclosure purposes only, with the exception of impaired collateral-based loans that are measured at fair value on a non-recurring basis utilizing the underlying collateral fair value.

Mortgage Servicing Rights MSRs are valued using a discounted cash flow methodology. Accordingly, MSRs are classified within Level 3. The Company determines fair value by estimating the present value of the asset’s future cash flows using prepayment rates, discount rates, and other assumptions. The MSR valuations, as well as the assumptions used, are developed by the mortgage banking division and are subject to review by senior management in corporate functions, who are independent from the modeling. The MSR valuations and assumptions are validated through comparison to trade information and industry surveys when available, and are also compared to independent third party valuations each quarter. Risks inherent in MSR valuation include higher than expected prepayment rates and/or delayed receipt of cash flows. There is minimal market activity for MSRs, therefore the determination of fair value requires significant management judgment. Refer to Note 9 for further information on MSR valuation assumptions.

U.S. BANCORP	125

Derivatives The majority of derivatives held by the Company are executed over-the-counter and are valued using standard cash flow, Black-Derman-Toy and Monte Carlo valuation techniques. The models incorporate inputs, depending on the type of derivative, including interest rate curves, foreign exchange rates and volatility. In addition, all derivative values incorporate an assessment of the risk of counterparty nonperformance, measured based on the Company’s evaluation of credit risk as well as external assessments of credit risk, where available. The Company monitors and manages its nonperformance risk by considering its ability to net derivative positions under master netting agreements, as well as collateral received or provided under collateral support agreements. Accordingly, the Company has elected to measure the fair value of derivatives, at a counterparty level, on a net basis. The majority of the derivatives are classified within Level 2 of the fair value hierarchy, as the significant inputs to the models, including nonperformance risk, are observable. However, certain derivative transactions are with counterparties where risk of nonperformance cannot be observed in the market, and therefore the credit valuation adjustments result in these derivatives being classified within Level 3 of the fair value hierarchy. The credit valuation adjustments for nonperformance risk are determined by the Company’s treasury department using credit assumptions provided by credit administration. The credit assumptions are compared to actual results quarterly and are recalibrated as appropriate.

The Company also has commitments to sell, purchase and originate mortgage loans that meet the accounting requirements of a derivative. These mortgage loan commitments are valued by pricing models that include market observable and unobservable inputs, which result in the commitments being classified within Level 3 of the fair value hierarchy. The unobservable inputs include assumptions about the percentage of commitments that actually become a closed loan and the MSR value that is inherent in the underlying loan value, both of which are developed by the Company’s mortgage banking division. The closed loan percentages for the mortgage loan commitments are monitored on an on-going basis, as these percentages are also used for the Company’s economic hedging activities. The inherent MSR value for the commitments are generated by the same models used for the Company’s MSRs and thus are subject to the same processes and controls as described for the MSRs above.

Other Financial Instruments Other financial instruments include cost method equity investments and community development and tax-advantaged related assets and liabilities. The majority of the Company’s cost method equity investments are in Federal Home Loan Bank and Federal Reserve Bank stock, whose carrying amounts approximate their fair value and are classified within Level 2. Investments in private equity and other limited partnership funds are estimated using fund provided net asset values. These equity investments are classified within Level 3. Fair value is provided for disclosure purposes only.

Community development and tax-advantaged investments generate a return primarily through the realization of federal and state income tax credits, with a duration typically equal to the period that the tax credits are realized. Asset balances primarily represent the assets of the underlying community development and tax-advantaged entities the Company consolidated per applicable authoritative accounting guidance. Liabilities of the underlying consolidated entities were included in long-term debt. The carrying value of the asset balances are a reasonable estimate of fair value and are classified within Level 3. Refer to Note 7 for further information on community development and tax-advantaged related assets and liabilities. Fair value is provided for disclosure purposes only.

Deposit Liabilities The fair value of demand deposits, savings accounts and certain money market deposits is equal to the amount payable on demand. The fair value of fixed-rate certificates of deposit was estimated by discounting the contractual cash flow using current market rates. Deposit liabilities are classified within Level 2. Fair value is provided for disclosure purposes only.

Short-term Borrowings Federal funds purchased, securities sold under agreements to repurchase, commercial paper and other short-term funds borrowed have floating rates or short-term maturities. The fair value of short-term borrowings was determined by discounting contractual cash flows using current market rates. Short-term borrowings are classified within Level 2. Fair value is provided for disclosure purposes only.

Long-term Debt The fair value for most long-term debt was determined by discounting contractual cash flows using current market rates. Junior subordinated debt instruments were valued using market quotes. Long-term debt is classified within Level 2. Fair value is provided for disclosure purposes only.

Loan Commitments, Letters of Credit and Guarantees The fair value of commitments, letters of credit and guarantees represents the estimated costs to terminate or otherwise settle the obligations with a third party. Other loan commitments, letters of credit and guarantees are not actively traded, and the Company estimates their fair value based on the related amount of unamortized deferred commitment fees adjusted for the probable losses for these arrangements. These arrangements are classified within Level 3. Fair value is provided for disclosure purposes only.

126	U.S. BANCORP

Significant Unobservable Inputs of Level 3 Assets and Liabilities

The following section provides information on the significant inputs used by the Company to determine the fair value measurements of Level 3 assets and liabilities recorded at fair value on the Consolidated Balance Sheet. In addition, the following section includes a discussion of the sensitivity of the fair value measurements to changes in the significant inputs and a description of any interrelationships between these inputs for Level 3 assets and liabilities recorded at fair value on a recurring basis. The discussion below excludes nonrecurring fair value measurements of collateral value used for impairment measures for loans and other real estate owned. These valuations utilize third party appraisal or broker price opinions, and are classified as Level 3 due to the significant judgment involved.

Available-For-Sale Investment Securities The significant unobservable inputs used in the fair value measurement of the Company’s modeled Level 3 available-for-sale investment securities are prepayment rates, probability of default and loss severities associated with the underlying collateral, as well as the discount margin used to calculate the present value of the projected cash flows. Increases in prepayment rates for Level 3 securities will typically result in higher fair values, as increased prepayment rates accelerate the receipt of expected cash flows and reduce exposure to credit losses. Increases in the probability of default and loss severities will result in lower fair values, as these increases reduce expected cash flows. Discount margin is the Company’s estimate of the current market spread above the respective benchmark rate. Higher discount margin will result in lower fair values, as it reduces the present value of the expected cash flows.

Prepayment rates generally move in the opposite direction of market interest rates. In the current environment, an increase in the probability of default will generally be accompanied with an increase in loss severity, as both are impacted by underlying collateral values. Discount margins are influenced by market expectations about the security’s collateral performance, and therefore may directionally move with probability and severity of default; however, discount margins are also impacted by broader market forces, such as competing investment yields, sector liquidity, economic news, and other macroeconomic factors.

The following table shows the significant valuation assumption ranges for Level 3 available-for-sale investment securities at December 31, 2012:

	Minimum	Maximum	Average
Residential Prime Non-Agency Mortgage-Backed Securities (a)
Estimated lifetime prepayment rates	5%	22%	13%
Lifetime probability of default rates	–	6	3
Lifetime loss severity rates	25	70	43
Discount margin	2	6	4
Residential Non-Prime Non-Agency Mortgage-Backed Securities (b)
Estimated lifetime prepayment rates	2%	10%	6%
Lifetime probability of default rates	3	10	7
Lifetime loss severity rates	15	70	54
Discount margin	2	7	5
Other Asset-Backed Securities
Estimated lifetime prepayment rates	6%	6%	6%
Lifetime probability of default rates	4	4	4
Lifetime loss severity rates	40	40	40
Discount margin	18	18	18

(a)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(b)	Includes all securities not meeting the conditions to be designated as prime.

Mortgage Servicing Rights The significant unobservable inputs used in the fair value measurement of the Company’s MSRs are expected prepayments and the discount rate used to calculate the present value of the projected cash flows. Significant increases in either of these inputs in isolation would result in a significantly lower fair value measurement. Significant decreases in either of these inputs in isolation would result in a significantly higher fair value measurement. There is no direct interrelationship between prepayments and discount rate. Prepayment rates generally move in the opposite direction of market interest rates. Discount rates are generally impacted by changes in market return requirements.

The following table shows the significant valuation assumption ranges for MSRs at December 31, 2012:

	Minimum	Maximum	Average
Expected prepayment	13%	28%	20%
Discount rate	10	14	10

U.S. BANCORP	127

Derivatives The Company has two distinct Level 3 derivative portfolios: (i) the Company’s commitments to sell, purchase and originate mortgage loans that meet the requirements of a derivative, and (ii) the Company’s asset/liability and customer-related derivatives that are Level 3 due to unobservable inputs related to measurement of risk of nonperformance by the counterparty.

The significant unobservable inputs used in the fair value measurement of the Company’s derivative commitments to sell, purchase and originate mortgage loans are the percentage of commitments that actually become a closed loan and the MSR value that is inherent in the underlying loan value. A significant increase in the rate of loans that close would result in a larger derivative asset or liability. A significant increase in the inherent MSR value would result in an increase in the derivative asset or a reduction in the derivative liability. Expected loan close rates and the inherent MSR values are directly impacted by changes in market rates and will generally move in the same direction as interest rates.

The following table shows the significant valuation assumption ranges for the Company’s derivative commitments to sell, purchase and originate mortgage loans at December 31, 2012:

	Minimum	Maximum	Average
Expected loan close rate	17%	100%	79%
Inherent MSR value (basis points per loan)	54	192	109

The significant unobservable input used in the fair value measurement of certain of the Company’s asset/liability and customer-related derivatives is the credit valuation adjustment related to the risk of counterparty nonperformance. A significant increase in the credit valuation adjustment would result in a lower fair value measurement. A significant decrease in the credit valuation adjustment would result in a higher fair value measurement. The credit valuation adjustment is impacted by changes in the Company’s assessment of the counterparty’s credit position. At December 31, 2012, the minimum, maximum and average credit valuation adjustment as a percentage of the derivative contract fair value prior to adjustment was 0 percent, 90 percent and 7 percent, respectively.

128	U.S. BANCORP

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis:

(Dollars in Millions)	Level 1	Level 2	Level 3	Netting	Total
December 31, 2012
Available-for-sale securities
U.S. Treasury and agencies	$491	$735	$–	$–	$1,226
Mortgage-backed securities
Residential
Agency	–	29,495	–	–	29,495
Non-agency
Prime (a)	–	–	624	–	624
Non-prime (b)	–	–	355	–	355
Commercial
Agency	–	193	–	–	193
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	–	42	–	–	42
Other	–	577	15	–	592
Obligations of state and political subdivisions	–	6,455	–	–	6,455
Obligations of foreign governments	–	6	–	–	6
Corporate debt securities	–	722	9	–	731
Perpetual preferred securities	–	218	–	–	218
Other investments	187	15	–	–	202
Total available-for-sale	678	38,458	1,003	–	40,139
Mortgage loans held for sale	–	7,957	–	–	7,957
Mortgage servicing rights	–	–	1,700	–	1,700
Derivative assets	–	572	1,234	(418)	1,388
Other assets	94	386	–	–	480
Total	$772	$47,373	$3,937	$(418)	$51,664
Derivative liabilities	$–	$2,128	$55	$(1,549)	$634
Short-term borrowings (c)	50	351	–	–	401
Total	$50	$2,479	$55	$(1,549)	$1,035
December 31, 2011
Available-for-sale securities
U.S. Treasury and agencies	$562	$495	$–	$–	$1,057
Mortgage-backed securities
Residential
Agency	–	40,314	–	–	40,314
Non-agency
Prime (a)	–	–	803	–	803
Non-prime (b)	–	–	802	–	802
Commercial
Agency	–	140	–	–	140
Non-agency	–	–	42	–	42
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	–	86	120	–	206
Other	–	564	117	–	681
Obligations of state and political subdivisions	–	6,539	–	–	6,539
Obligations of foreign governments	–	6	–	–	6
Corporate debt securities	–	818	9	–	827
Perpetual preferred securities	–	318	–	–	318
Other investments	193	9	–	–	202
Total available-for-sale	755	49,289	1,893	–	51,937
Mortgage loans held for sale	–	6,925	–	–	6,925
Mortgage servicing rights	–	–	1,519	–	1,519
Derivative assets	–	632	1,281	(294)	1,619
Other assets	146	467	–	–	613
Total	$901	$57,313	$4,693	$(294)	$62,613
Derivative liabilities	$–	$2,501	$53	$(1,889)	$665
Short-term borrowings (c)	75	538	–	–	613
Total	$75	$3,039	$53	$(1,889)	$1,278

(a)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(b)	Includes all securities not meeting the conditions to be designated as prime.
(c)	Represents the Company’s obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.

U.S. BANCORP	129

The following table presents the changes in fair value for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2012 and 2011:

(Dollars in Millions)	Beginning of Period Balance	Net Gains (Losses) Included in Net Income		Net Gains (Losses) Included in Other Compre hensive Income (Loss)	Purchases	Sales	Principal Pay ments	Issuances		Settle ments	End of Period Balance	Net Change in Unrealized Gains (Losses) Relating to Assets Still Held at End of Period
2012
Available-for-sale securities
Mortgage-backed securities
Residential non-agency
Prime (a)	$803	$(10)		$91	$–	$(109)	$(151)	$–		$–	$624	$65
Non-prime (b)	802	(24)		228	–	(562)	(89)	–		–	355	80
Commercial non-agency	42	1		–	–	(38)	(5)	–		–	–	–
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	120	13		(8)	–	(104)	(21)	–		–	–	–
Other	117	7		–	3	(93)	(19)	–		–	15	2
Corporate debt securities	9	–		–	–	–	–	–		–	9	–
Total available-for-sale	1,893	(13	) (c)	311 (f)	3	(906)	(285)	–		–	1,003	147
Mortgage servicing rights	1,519	(818	) (d)	–	42	–	–	957	(g)	–	1,700	(818	) (d)
Net derivative assets and liabilities	1,228	2,398	(e)	–	3	(5)	–	–		(2,445)	1,179	(2,068	) (h)
2011
Available-for-sale securities
Mortgage-backed securities
Residential non-agency
Prime (a)	$1,103	$6		$4	$–	$(115)	$(195)	$–		$–	$803	$(4)
Non-prime (b)	947	(7)		1	–	(13)	(126)	–		–	802	1
Commercial non-agency	50	3		(3)	–	(4)	(4)	–		–	42	(2)
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	135	13		5	–	–	(33)	–		–	120	5
Other	133	10		(7)	5	–	(24)	–		–	117	(7)
Corporate debt securities	9	–		–	–	–	–	–		–	9	–
Total available-for-sale	2,377	25	(i)	– (f)	5	(132)	(382)	–		–	1,893	(7)
Mortgage servicing rights	1,837	(972	) (d)	–	35	–	–	619	(g)	–	1,519	(972	) (d)
Net derivative assets and liabilities	851	1,550	(j)	–	1	(8)	–	–		(1,166)	1,228	(383	) (k)

(a)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(b)	Includes all securities not meeting the conditions to be designated as prime.
(c)	Approximately $(47) million included in securities gains (losses) and $34 million included in interest income.
(d)	Included in mortgage banking revenue.
(e)	Approximately $359 million included in other noninterest income and $2.0 billion included in mortgage banking revenue.
(f)	Included in changes in unrealized gains and losses on securities available-for-sale.
(g)	Represents MSRs capitalized during the period.
(h)	Approximately $109 million included in other noninterest income and $2.0 billion included in mortgage banking revenue.
(i)	Approximately $(31) million included in securities gains (losses) and $56 million included in interest income.
(j)	Approximately $716 million included in other noninterest income and $834 million included in mortgage banking revenue.
(k)	Approximately $262 million included in other noninterest income and $(645) million included in mortgage banking revenue.

130	U.S. BANCORP

The following table presents the changes in fair value for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2010:

(Dollars in Millions)	Beginning of Period Balance	Net Gains (Losses) Included in Net Income		Net Gains (Losses) Included in Other Comprehensive Income (Loss)		Net Total Purchases, Sales Principal Payments, Issuances and Settlements	End of Period Balance	Net Change in Unrealized Gains (Losses) Relating to Assets Still Held at End of Period
Available-for-sale securities
Mortgage-backed securities
Residential non-agency
Prime (a)	$1,429	$2		$82		$(410)	$1,103	$76
Non-prime (b)	968	(47)		146		(120)	947	145
Commercial non-agency	13	2		3		32	50	3
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	98	7		–		30	135	4
Other	357	2		11		(237)	133	12
Corporate debt securities	10	(1)		–		–	9	–
Other investments	231	5		10		(246)	–	–
Total available-for-sale	3,106	(30	) (c)	252	(f)	(951)	2,377	240
Mortgage servicing rights	1,749	(616	) (d)	–		704	1,837	(616	) (d)
Net derivative assets and liabilities	815	1,427	(e)	–		(1,391)	851	(318	) (g)

(a)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(b)	Includes all securities not meeting the conditions to be designated as prime.
(c)	Approximately $(91) million included in securities gains (losses) and $61 million included in interest income.
(d)	Included in mortgage banking revenue.
(e)	Approximately $632 million included in other noninterest income and $795 million included in mortgage banking revenue.
(f)	Included in changes in unrealized gains and losses on securities available-for-sale.
(g)	Approximately $483 million included in other noninterest income and $(801) million included in mortgage banking revenue.

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

The following table summarizes the adjusted carrying values and the level of valuation assumptions for assets measured at fair value on a nonrecurring basis as of December 31:

	2012				2011
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans (a)	$–	$–	$140	$140	$–	$–	$168	$168
Other assets (b)	–	–	194	194	–	–	310	310

(a)	Represents the carrying value of loans for which adjustments were based on the fair value of the collateral, excluding loans fully charged-off.
(b)	Primarily represents the fair value of foreclosed properties that were measured at fair value based on an appraisal or broker price opinion of the collateral subsequent to their initial acquisition.

The following table summarizes losses recognized related to nonrecurring fair value measurements of individual assets or portfolios for the years ended December 31:

(Dollars in Millions)	2012	2011	2010
Loans (a)	$68	$177	$363
Other assets (b)	160	316	309

(a)	Represents write-downs of loans which were based on the fair value of the collateral, excluding loans fully charged-off.
(b)	Primarily represents related losses of foreclosed properties that were measured at fair value subsequent to their initial acquisition.

U.S. BANCORP	131

Fair Value Option

The following table summarizes the differences between the aggregate fair value carrying amount of MLHFS for which the fair value option has been elected and the aggregate unpaid principal amount that the Company is contractually obligated to receive at maturity as of December 31:

	2012			2011
(Dollars in Millions)	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal
Total loans	$7,957	$7,588	$369	$6,925	$6,635	$290
Nonaccrual loans	8	13	(5)	10	15	(5)
Loans 90 days or more past due	2	3	(1)	3	4	(1)

Disclosures about Fair Value of Financial Instruments

The following table summarizes the estimated fair value for financial instruments as of December 31, 2012 and 2011, and includes financial instruments that are not accounted for at fair value. In accordance with disclosure guidance related to fair values of financial instruments, the Company did not include assets and liabilities that are not financial instruments, such as the value of goodwill, long-term relationships with deposit, credit card, merchant processing and trust customers, other purchased intangibles, premises and equipment, deferred taxes and other liabilities. Additionally, in accordance with the disclosure guidance, insurance contracts and investments accounted for under the equity method are excluded.

The estimated fair values of the Company’s financial instruments as of December 31, are shown in the table below:

	2012					2011
	Carrying Amount	Fair Value				Carrying Amount	Fair Value
(Dollars in Millions)		Level 1	Level 2	Level 3	Total
Financial Assets
Cash and due from banks	$8,252	$8,252	$–	$–	$8,252	$13,962	$13,962
Federal funds sold and securities purchased under resale agreements	437	–	437	–	437	64	64
Investment securities held-to-maturity	34,389	2,984	31,845	123	34,952	18,877	19,216
Mortgages held for sale (a)	–	–	–	–	–	3	3
Other loans held for sale	19	–	–	19	19	228	228
Loans	218,905	–	–	220,494	220,494	205,082	206,646
Other financial instruments	7,367	–	1,228	6,157	7,385	6,095	6,140
Financial Liabilities
Deposits	249,183	–	249,594	–	249,594	230,885	231,184
Short-term borrowings (b)	25,901	–	25,917	–	25,917	29,855	29,835
Long-term debt	25,516	–	26,205	–	26,205	31,953	32,664

(a)	Balance excludes mortgages held for sale for which the fair value option under applicable accounting guidance was elected.
(b)	Excludes the Company’s obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.

The fair value of unfunded commitments, standby letters of credit and other guarantees is approximately equal to their carrying value. The carrying value of unfunded commitments and standby letters of credit was $415 million and $381 million at December 31, 2012 and 2011, respectively. The carrying value of other guarantees was $452 million and $359 million at December 31, 2012 and 2011, respectively.

NOTE 21	Guarantees and Contingent Liabilities

Visa Restructuring and Card Association Litigation The Company’s payment services business issues and acquires credit and debit card transactions through the Visa U.S.A. Inc. card association or its affiliates (collectively “Visa”). In 2007, Visa completed a restructuring and issued shares of Visa Inc. common stock to its financial institution members in contemplation of its initial public offering (“IPO”) completed in the first quarter of 2008 (the “Visa Reorganization”). As a part of the Visa Reorganization, the Company received its proportionate number of shares of Visa Inc. common stock, which were subsequently converted to Class B shares of Visa Inc. (“Class B shares”). Visa U.S.A. Inc. (“Visa U.S.A.”) and MasterCard International (collectively, the “Card Associations”) are defendants in antitrust lawsuits challenging the practices of the Card Associations (the “Visa Litigation”). Visa U.S.A. member banks have a contingent obligation to indemnify Visa Inc. under the Visa U.S.A. bylaws (which were modified at the time of the restructuring in October 2007) for potential losses arising from the Visa Litigation. The indemnification by the Visa U.S.A. member banks has no specific maximum amount.

132	U.S. BANCORP

Using proceeds from its IPO and through reductions to the conversion ratio applicable to the Class B shares held by Visa U.S.A. member banks, Visa Inc. has funded an escrow account for the benefit of member financial institutions to fund their indemnification obligations associated with the Visa Litigation. The receivable related to the escrow account is classified in other liabilities as a direct offset to the related Visa Litigation contingent liability. On October 19, 2012, Visa signed a settlement agreement to resolve class action claims associated with the multi-district interchange litigation, the largest of the remaining Visa Litigation matters. The settlement has not yet been finally approved by the court, is not yet binding, and has been challenged by some class members. At December 31, 2012, the carrying amount of the Company’s liability related to the Visa Litigation matters, net of its share of the escrow fundings, was $65 million and included the Company’s estimate of its share of the temporary reduction in interchange rates specified in the settlement agreement. The remaining Class B shares held by the Company will be eligible for conversion to Class A shares, and thereby become marketable, upon settlement of the Visa Litigation. These shares are excluded from the Company’s financial instruments disclosures included in Note 20.

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

The contract or notional amounts of unfunded commitments to extend credit at December 31, 2012, excluding those commitments considered derivatives, were as follows:

	Term
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Commercial and commercial real estate	$23,486	$73,183	$96,669
Corporate and purchasing cards (a)	19,737	—	19,737
Residential mortgages	224	8	232
Retail credit cards (a)	65,207	408	65,615
Other retail	9,947	16,628	26,575
Covered	59	828	887

(a)	Primarily cancelable at the Company’s discretion.

Lease Commitments Rental expense for operating leases totaled $295 million in 2012, $291 million in 2011 and $277 million in 2010. Future minimum payments, net of sublease rentals, under capitalized leases and noncancelable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 2012:

(Dollars in Millions)	Capitalized Leases	Operating Leases
2013	$10	$232
2014	9	208
2015	7	173
2016	7	139
2017	5	114
Thereafter	25	432
Total minimum lease payments	63	$1,298
Less amount representing interest	24
Present value of net minimum lease payments	$39

U.S. BANCORP	133

Other Guarantees and Contingent Liabilities

The following table is a summary of other guarantees and contingent liabilities of the Company at December 31, 2012:

(Dollars in Millions)	Collateral Held	Carrying Amount	Maximum Potential Future Payments
Standby letters of credit	$—	$83	$18,481
Third-party borrowing arrangements	—	—	303
Securities lending indemnifications	5,748	—	5,634
Asset sales	—	324	2,797
Merchant processing	623	82	77,804
Contingent consideration arrangements	—	12	14
Tender option bond program guarantee	5,337	—	5,027
Minimum revenue guarantees	—	15	17
Other	—	19	3,466

Letters of Credit Standby letters of credit are commitments the Company issues to guarantee the performance of a customer to a third party. The guarantees frequently support public and private borrowing arrangements, including commercial paper issuances, bond financings and other similar transactions. The Company issues commercial letters of credit on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer’s nonperformance, the Company’s credit loss exposure is the same as in any extension of credit, up to the letter’s contractual amount. Management assesses the borrower’s credit to determine the necessary collateral, which may include marketable securities, receivables, inventory, equipment and real estate. Since the conditions requiring the Company to fund letters of credit may not occur, the Company expects its liquidity requirements to be less than the total outstanding commitments. The maximum potential future payments guaranteed by the Company under standby letter of credit arrangements at December 31, 2012, were approximately $18.5 billion with a weighted-average term of approximately 20 months. The estimated fair value of standby letters of credit was approximately $83 million at December 31, 2012.

The contract or notional amount of letters of credit at December 31, 2012, were as follows:

	Term
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Standby	$7,958	$10,523	$18,481
Commercial	273	43	316

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

Third Party Borrowing Arrangements The Company provides guarantees to third parties as a part of certain subsidiaries’ borrowing arrangements, primarily representing guaranteed operating or capital lease payments or other debt obligations with maturity dates extending through 2013. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $303 million at December 31, 2012.

Commitments from Securities Lending The Company participates in securities lending activities by acting as the customer’s agent involving the loan of securities. The Company indemnifies customers for the difference between the fair value of the securities lent and the fair value of the collateral received. Cash collateralizes these transactions. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $5.6 billion at December 31, 2012, and represented the fair value of the securities lent to third parties. At December 31, 2012, the Company held $5.7 billion of cash as collateral for these arrangements.

134	U.S. BANCORP

Asset Sales The Company has provided guarantees to certain third parties in connection with the sale or syndication of certain assets, primarily loan portfolios and tax-advantaged investments. These guarantees are generally in the form of asset buy-back or make-whole provisions that are triggered upon a credit event or a change in the tax-qualifying status of the related projects, as applicable, and remain in effect until the loans are collected or final tax credits are realized, respectively. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $2.8 billion at December 31, 2012, and represented the proceeds received from the buyer or the guaranteed portion in these transactions where the buy-back or make-whole provisions have not yet expired. At December 31, 2012, the Company had reserved $84 million for potential losses related to the sale or syndication of tax-advantaged investments.

The maximum potential future payments do not include loan sales where the Company provides standard representation and warranties to the buyer against losses related to loan underwriting documentation defects that may have existed at the time of sale that generally are identified after the occurrence of a triggering event such as delinquency. For these types of loan sales, the maximum potential future payments is generally the unpaid principal balance of loans sold measured at the end of the current reporting period. Actual losses will be significantly less than the maximum exposure, as only a fraction of loans sold will have a representation and warranty breach, and any losses on repurchase would generally be mitigated by any collateral held against the loans.

The Company regularly sells loans to GSEs as part of its mortgage banking activities. The Company provides customary representation and warranties to the GSEs in conjunction with these sales. These representations and warranties generally require the Company to repurchase assets if it is subsequently determined that a loan did not meet specified criteria, such as a documentation deficiency or rescission of mortgage insurance. If the Company is unable to cure or refute a repurchase request, the Company is generally obligated to repurchase the loan or otherwise reimburse the counterparty for losses. At December 31, 2012, the Company had reserved $240 million for potential losses from representation and warranty obligations, compared with $160 million at December 31, 2011. The $80 million increase was primarily the result of the GSEs increasing the number of loans selected for repurchase review, including expanding the review period to include earlier years. The Company’s reserve reflects management’s best estimate of losses for representation and warranty obligations. The Company’s reserving methodology uses current information about investor repurchase requests, and assumptions about defect rate, concur rate, repurchase mix, and loss severity, based upon the Company’s most recent loss trends. The Company also considers qualitative factors that may result in anticipated losses differing from historical loss trends, such as loan vintage, underwriting characteristics and macroeconomic trends.

The following table is a rollforward of the Company’s representation and warranty reserve:

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Balance at beginning of period	$160	$180	$72
Net realized losses	(120)	(137)	(93)
Additions to reserve	200	117	201
Balance at end of period	$240	$160	$180

As of December 31, 2012 and 2011, the Company had $131 million and $105 million, respectively, of unresolved representation and warranty claims from the GSEs. The Company does not have a significant amount of unresolved claims from investors other than the GSEs.

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

A cardholder, through its issuing bank, generally has until the latter of up to four months after the date the transaction is processed or the receipt of the product or service to present a charge-back to the Company as the merchant processor. The absolute maximum potential liability is estimated to be the total volume of credit card transactions that meet the associations’ requirements to be valid charge-back transactions at any given time. Management estimates that the maximum potential exposure for charge-backs would approximate the total amount of merchant transactions processed through the credit card associations for the last four months. For the last four months this amount totaled approximately $77.8 billion. In most cases, this contingent

U.S. BANCORP	135

liability is unlikely to arise, as most products and services are delivered when purchased and amounts are refunded when items are returned to merchants. However, where the product or service is not provided until a future date (“future delivery”), the potential for this contingent liability increases. To mitigate this risk, the Company may require the merchant to make an escrow deposit, place maximum volume limitations on future delivery transactions processed by the merchant at any point in time, or require various credit enhancements (including letters of credit and bank guarantees). Also, merchant processing contracts may include event triggers to provide the Company more financial and operational control in the event of financial deterioration of the merchant.

The Company’s primary exposure to future delivery is related to merchant processing for airline companies. The Company currently processes card transactions in the United States, Canada and Europe for these merchants. In the event of liquidation of these merchants, the Company could become financially liable for refunding tickets purchased through the credit card associations under the charge-back provisions. Charge-back risk related to these merchants is evaluated in a manner similar to credit risk assessments and, as such, merchant processing contracts contain various provisions to protect the Company in the event of default. At December 31, 2012, the value of airline tickets purchased to be delivered at a future date was $4.5 billion. The Company held collateral of $515 million in escrow deposits, letters of credit and indemnities from financial institutions, and liens on various assets. With respect to future delivery risk for other merchants, the Company held $17 million of merchant escrow deposits as collateral. In addition to specific collateral or other credit enhancements, the Company maintains a liability for its implied guarantees associated with future delivery. At December 31, 2012, the liability was $70 million primarily related to these airline processing arrangements.

In the normal course of business, the Company has unresolved charge-backs. The Company assesses the likelihood of its potential liability based on the extent and nature of unresolved charge-backs and its historical loss experience. At December 31, 2012, the Company held $91 million of merchant escrow deposits as collateral and had a recorded liability for potential losses of $12 million.

Contingent Consideration Arrangements The Company has contingent payment obligations related to certain business combination transactions. Payments are guaranteed as long as certain post-acquisition performance-based criteria are met or customer relationships are maintained. At December 31, 2012, the maximum potential future payments required to be made by the Company under these arrangements was approximately $14 million. If required, the majority of these contingent payments are payable within the next 12 months.

Tender Option Bond Program Guarantee As discussed in Note 7, the Company sponsors a municipal bond securities tender option bond program and consolidates the program’s entities on its Consolidated Balance Sheet. The Company provides financial performance guarantees related to the program’s entities. At December 31, 2012, the Company guaranteed $5.0 billion of borrowings of the program’s entities, included on the Consolidated Balance Sheet in short-term borrowings. The Company also included on its Consolidated Balance Sheet the related $5.3 billion of available-for-sale investment securities serving as collateral for this arrangement.

Minimum Revenue Guarantees In the normal course of business, the Company may enter into revenue share agreements with third party business partners who generate customer referrals or provide marketing or other services related to the generation of revenue. In certain of these agreements, the Company may guarantee that a minimum amount of revenue share payments will be made to the third party over a specified period of time. At December 31, 2012, the maximum potential future payments required to be made by the Company under these agreements were $17 million and the Company had recorded a related liability of $15 million.

Other Guarantees and Commitments The Company has also made other financial performance guarantees and commitments related to the operations of its subsidiaries. At December 31, 2012, the maximum potential future payments guaranteed or committed by the Company under these arrangements were approximately $3.5 billion and the Company had recorded a related liability of $19 million.

Checking Account Overdraft Fee Litigation The Company is a defendant in three separate cases primarily challenging the Company’s daily ordering of debit transactions posted to customer checking accounts for the period from 2003 to 2010. On July 2, 2012, the Company reached a settlement in principle with the lead plaintiffs for these cases, subject to final documentation and court approvals. The settlement will provide for a payment by the Company of $55 million, which was previously accrued, in exchange for a release of claims asserted against the Company in these matters.

Mortgage-Related Actions and Investigations Certain federal and state governmental authorities have reached a settlement agreement with five major financial institutions regarding their mortgage origination, servicing, and foreclosure activities. Those governmental authorities contacted other financial institutions, including the Company, to discuss their potential participation in a settlement. The Company has not agreed to any settlement at this point; however, if a settlement were reached it would likely include an agreement to comply with specified servicing standards, and settlement payments to governmental authorities as well as a monetary commitment

136	U.S. BANCORP

that could be satisfied under various loan modification programs (in addition to the programs the Company already has in place). The Company has a $130 million accrued liability with respect to these and related matters.

During the second quarter of 2011, the Company and its two primary banking subsidiaries entered into Consent Orders with U.S. federal banking regulators regarding the Company’s residential mortgage servicing and foreclosure processes. On January 7, 2013, U.S. federal banking regulators announced a settlement agreement had been reached with the Company and other financial institutions relating to certain portions of the Consent Orders. In conjunction with the settlement, the Company agreed to pay $80 million, which it has accrued, to be distributed to borrowers, in a manner to be determined by the regulators. The Company also agreed to make certain concessions to borrowers, including potential principal forgiveness, short sale approvals and loan modifications. The impact of these concessions is reflected in the Company’s allowance for loan losses and discounts on acquired loans.

The Company is currently subject to other investigations and examinations by government agencies concerning mortgage-related practices, including those related to Federal Housing Administration insured residential home loans.

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

NOTE 22	U.S. Bancorp (Parent Company)

Condensed Balance Sheet

At December 31 (Dollars in Millions)	2012	2011
Assets
Due from banks, principally interest-bearing	$3,630	$4,728
Available-for-sale securities	425	1,166
Investments in bank subsidiaries	38,007	33,179
Investments in nonbank subsidiaries	1,445	1,321
Advances to bank subsidiaries	6,173	6,094
Advances to nonbank subsidiaries	1,404	1,190
Other assets	1,550	1,481
Total assets	$52,634	$49,159
Liabilities and Shareholders’ Equity
Short-term funds borrowed	$134	$29
Long-term debt	12,772	14,593
Other liabilities	730	559
Shareholders’ equity	38,998	33,978
Total liabilities and shareholders’ equity	$52,634	$49,159

Condensed Statement of Income

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Income
Dividends from bank subsidiaries	$250	$1,500	$–
Dividends from nonbank subsidiaries	4	7	3
Interest from subsidiaries	96	101	109
Other income	149	134	105
Total income	499	1,742	217
Expense
Interest on short-term funds borrowed	1	1	1
Interest on long-term debt	392	424	366
Other expense	122	79	80
Total expense	515	504	447
Income before income taxes and equity in undistributed income of subsidiaries	(16)	1,238	(230)
Applicable income taxes	(85)	(83)	(70)
Income of parent company	69	1,321	(160)
Equity in undistributed income of subsidiaries	5,578	3,551	3,477
Net income attributable to U.S. Bancorp	$5,647	$4,872	$3,317

U.S. BANCORP	137

Condensed Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2012	2011	2010
Operating Activities
Net income attributable to U.S. Bancorp	$5,647	$4,872	$3,317
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed income of subsidiaries	(5,578)	(3,551)	(3,477)
Other, net	(35)	12	130
Net cash provided by (used in) operating activities	34	1,333	(30)
Investing Activities
Proceeds from sales and maturities of investment securities	979	297	298
Purchases of investment securities	(35)	(36)	(63)
Investments in subsidiaries	–	–	(1,750)
Equity distributions from subsidiaries	845	77	58
Net (increase) decrease in short-term advances to subsidiaries	207	(4,613)	(253)
Long-term advances to subsidiaries	(500)	–	(300)
Principal collected on long-term advances to subsidiaries	–	–	300
Other, net	(22)	(3)	33
Net cash provided by (used in) investing activities	1,474	(4,278)	(1,677)
Financing Activities
Net increase (decrease) in short-term borrowings	105	(31)	(782)
Proceeds from issuance of long-term debt	3,550	2,426	4,250
Principal payments or redemption of long-term debt	(5,412)	(851)	(5,250)
Fees paid on exchange of income trust securities for perpetual preferred stock	–	–	(4)
Proceeds from issuance of preferred stock	2,163	676	–
Proceeds from issuance of common stock	395	180	119
Repurchase of common stock	(1,856)	(514)	–
Cash dividends paid on preferred stock	(204)	(118)	(89)
Cash dividends paid on common stock	(1,347)	(817)	(383)
Net cash provided by (used in) financing activities	(2,606)	951	(2,139)
Change in cash and due from banks	(1,098)	(1,994)	(3,846)
Cash and due from banks at beginning of year	4,728	6,722	10,568
Cash and due from banks at end of year	$3,630	$4,728	$6,722

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

Dividend payments to the Company by its subsidiary banks are subject to regulatory review and statutory limitations and, in some instances, regulatory approval. The approval of the Office of the Comptroller of the Currency is required if total dividends by a national bank in any calendar year exceed the bank’s net income for that year combined with its retained net income for the preceding two calendar years, or if the bank’s retained earnings are less than zero. Furthermore, dividends are restricted by the Comptroller of the Currency’s minimum capital constraints for all national banks. Within these guidelines, all bank subsidiaries have the ability to pay dividends without prior regulatory approval. The amount of dividends available to the parent company from the bank subsidiaries at December 31, 2012, was approximately $7.9 billion.

NOTE 23	Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2012 through the date the consolidated financial statements were filed with the United States Securities and Exchange Commission. Based on this evaluation, the Company has determined none of these events were required to be recognized or disclosed in the consolidated financial statements and related notes.

138	U.S. BANCORP

U.S. Bancorp

Consolidated Balance Sheet — Five Year Summary (Unaudited)

At December 31 (Dollars in Millions)	2012	2011	2010	2009	2008	% Change 2012 v 2011
Assets
Cash and due from banks	$8,252	$13,962	$14,487	$6,206	$6,859	(40.9)%
Held-to-maturity securities	34,389	18,877	1,469	47	53	82.2
Available-for-sale securities	40,139	51,937	51,509	44,721	39,468	(22.7)
Loans held for sale	7,976	7,156	8,371	4,772	3,210	11.5
Loans	223,329	209,835	197,061	194,755	184,955	6.4
Less allowance for loan losses	(4,424)	(4,753)	(5,310)	(5,079)	(3,514)	6.9
Net loans	218,905	205,082	191,751	189,676	181,441	6.7
Other assets	44,194	43,108	40,199	35,754	34,881	2.5
Total assets	$353,855	$340,122	$307,786	$281,176	$265,912	4.0
Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$74,172	$68,579	$45,314	$38,186	$37,494	8.2%
Interest-bearing	175,011	162,306	158,938	145,056	121,856	7.8
Total deposits	249,183	230,885	204,252	183,242	159,350	7.9
Short-term borrowings	26,302	30,468	32,557	31,312	33,983	(13.7)
Long-term debt	25,516	31,953	31,537	32,580	38,359	(20.1)
Other liabilities	12,587	11,845	9,118	7,381	7,187	6.3
Total liabilities	313,588	305,151	277,464	254,515	238,879	2.8
Total U.S. Bancorp shareholders’ equity	38,998	33,978	29,519	25,963	26,300	14.8
Noncontrolling interests	1,269	993	803	698	733	27.8
Total equity	40,267	34,971	30,322	26,661	27,033	15.1
Total liabilities and equity	$353,855	$340,122	$307,786	$281,176	$265,912	4.0

U.S. BANCORP	139

U.S. Bancorp

Consolidated Statement of Income — Five-Year Summary (Unaudited)

Year Ended December 31 (Dollars in Millions)	2012	2011	2010	2009	2008	% Change 2012 v 2011
Interest Income
Loans	$10,558	$10,370	$10,145	$9,564	$10,051	1.8%
Loans held for sale	282	200	246	277	227	41.0
Investment securities	1,792	1,820	1,601	1,606	1,984	(1.5)
Other interest income	251	249	166	91	156	.8
Total interest income	12,883	12,639	12,158	11,538	12,418	1.9
Interest Expense
Deposits	691	840	928	1,202	1,881	(17.7)
Short-term borrowings	442	531	548	539	1,066	(16.8)
Long-term debt	1,005	1,145	1,103	1,279	1,739	(12.2)
Total interest expense	2,138	2,516	2,579	3,020	4,686	(15.0)
Net interest income	10,745	10,123	9,579	8,518	7,732	6.1
Provision for credit losses	1,882	2,343	4,356	5,557	3,096	(19.7)
Net interest income after provision for credit losses	8,863	7,780	5,223	2,961	4,636	13.9
Noninterest Income
Credit and debit card revenue	892	1,073	1,091	1,055	1,039	(16.9)
Corporate payment products revenue	744	734	710	669	671	1.4
Merchant processing services	1,395	1,355	1,253	1,148	1,151	3.0
ATM processing services	346	452	423	410	366	(23.5)
Trust and investment management fees	1,055	1,000	1,080	1,168	1,314	5.5
Deposit service charges	653	659	710	970	1,081	(.9)
Treasury management fees	541	551	555	552	517	(1.8)
Commercial products revenue	878	841	771	615	492	4.4
Mortgage banking revenue	1,937	986	1,003	1,035	270	96.5
Investment products fees and commissions	150	129	111	109	147	16.3
Securities gains (losses), net	(15)	(31)	(78)	(451)	(978)	51.6
Other	743	1,011	731	672	741	(26.5)
Total noninterest income	9,319	8,760	8,360	7,952	6,811	6.4
Noninterest Expense
Compensation	4,320	4,041	3,779	3,135	3,039	6.9
Employee benefits	945	845	694	574	515	11.8
Net occupancy and equipment	917	999	919	836	781	(8.2)
Professional services	530	383	306	255	240	38.4
Marketing and business development	388	369	360	378	310	5.1
Technology and communications	821	758	744	673	598	8.3
Postage, printing and supplies	304	303	301	288	294	.3
Other intangibles	274	299	367	387	355	(8.4)
Other	1,957	1,914	1,913	1,755	1,216	2.2
Total noninterest expense	10,456	9,911	9,383	8,281	7,348	5.5
Income before income taxes	7,726	6,629	4,200	2,632	4,099	16.5
Applicable income taxes	2,236	1,841	935	395	1,087	21.5
Net income	5,490	4,788	3,265	2,237	3,012	14.7
Net (income) loss attributable to noncontrolling interests	157	84	52	(32)	(66)	86.9
Net income attributable to U.S. Bancorp	$5,647	$4,872	$3,317	$2,205	$2,946	15.9
Net income applicable to U.S. Bancorp common shareholders	$5,383	$4,721	$3,332	$1,803	$2,819	14.0

140	U.S. BANCORP

U.S. Bancorp

Quarterly Consolidated Financial Data (Unaudited)

	2012				2011
(Dollars in Millions, Except Per Share Data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest Income
Loans	$2,638	$2,631	$2,650	$2,639	$2,552	$2,563	$2,621	$2,634
Loans held for sale	65	67	76	74	63	34	42	61
Investment securities	468	470	438	416	428	459	470	463
Other interest income	61	60	63	67	57	63	67	62
Total interest income	3,232	3,228	3,227	3,196	3,100	3,119	3,200	3,220
Interest Expense
Deposits	181	177	172	161	234	210	202	194
Short-term borrowings	123	127	103	89	133	131	143	124
Long-term debt	294	266	226	219	281	290	289	285
Total interest expense	598	570	501	469	648	631	634	603
Net interest income	2,634	2,658	2,726	2,727	2,452	2,488	2,566	2,617
Provision for credit losses	481	470	488	443	755	572	519	497
Net interest income after provision for credit losses	2,153	2,188	2,238	2,284	1,697	1,916	2,047	2,120
Noninterest Income
Credit and debit card revenue	202	235	213	242	267	286	289	231
Corporate payment products revenue	175	190	201	178	175	185	203	171
Merchant processing services	337	359	345	354	301	338	338	378
ATM processing services	87	89	87	83	112	114	115	111
Trust and investment management fees	252	262	265	276	256	258	241	245
Deposit service charges	153	156	174	170	143	162	183	171
Treasury management fees	134	142	135	130	137	144	137	133
Commercial products revenue	211	216	225	226	191	218	212	220
Mortgage banking revenue	452	490	519	476	199	239	245	303
Investment products fees and commissions	35	38	38	39	32	35	31	31
Securities gains (losses), net	–	(19)	1	3	(5)	(8)	(9)	(9)
Other	201	197	193	152	204	175	186	446
Total noninterest income	2,239	2,355	2,396	2,329	2,012	2,146	2,171	2,431
Noninterest Expense
Compensation	1,052	1,076	1,109	1,083	959	1,004	1,021	1,057
Employee benefits	260	229	225	231	230	210	203	202
Net occupancy and equipment	220	230	233	234	249	249	252	249
Professional services	84	136	144	166	70	82	100	131
Marketing and business development	109	80	96	103	65	90	102	112
Technology and communications	201	201	205	214	185	189	189	195
Postage, printing and supplies	74	77	75	78	74	76	76	77
Other intangibles	71	70	67	66	75	75	75	74
Other	489	502	455	511	407	450	458	599
Total noninterest expense	2,560	2,601	2,609	2,686	2,314	2,425	2,476	2,696
Income before income taxes	1,832	1,942	2,025	1,927	1,395	1,637	1,742	1,855
Applicable income taxes	527	564	593	552	366	458	490	527
Net income	1,305	1,378	1,432	1,375	1,029	1,179	1,252	1,328
Net (income) loss attributable to noncontrolling interests	33	37	42	45	17	24	21	22
Net income attributable to U.S. Bancorp	$1,338	$1,415	$1,474	$1,420	$1,046	$1,203	$1,273	$1,350
Net income applicable to U.S. Bancorp common shareholders	$1,285	$1,345	$1,404	$1,349	$1,003	$1,167	$1,237	$1,314
Earnings per common share	$.68	$.71	$.74	$.72	$.52	$.61	$.65	$.69
Diluted earnings per common share	$.67	$.71	$.74	$.72	$.52	$.60	$.64	$.69

U.S. BANCORP	141

U.S. Bancorp

Consolidated Daily Average Balance Sheet and Related Yields and Rates (a) (Unaudited)

	2012			2011
Year Ended December 31 (Dollars in Millions)	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates
Assets
Investment securities	$72,501	$1,939	2.67%	$63,645	$1,980	3.11%
Loans held for sale	7,847	282	3.60	4,873	200	4.10
Loans (b)
Commercial	60,830	2,168	3.56	51,616	2,071	4.01
Commercial real estate	36,505	1,638	4.49	35,514	1,622	4.57
Residential mortgages	40,290	1,827	4.53	33,711	1,632	4.84
Credit card	16,653	1,693	10.16	16,084	1,538	9.56
Other retail	47,938	2,488	5.19	48,199	2,649	5.50
Total loans, excluding covered loans	202,216	9,814	4.85	185,124	9,512	5.14
Covered loans	13,158	826	6.28	16,303	928	5.69
Total loans	215,374	10,640	4.94	201,427	10,440	5.18
Other earning assets	10,548	251	2.38	13,345	250	1.87
Total earning assets	306,270	13,112	4.28	283,290	12,870	4.54
Allowance for loan losses	(4,642)			(5,192)
Unrealized gain (loss) on investment securities	1,077			227
Other assets	40,144			39,939
Total assets	$342,849			$318,264
Liabilities and Shareholders’ Equity
Noninterest-bearing deposits	$67,241			$53,856
Interest-bearing deposits
Interest checking	45,433	46	.10	42,827	65	.15
Money market savings	46,874	62	.13	45,119	76	.17
Savings accounts	29,596	66	.22	26,654	112	.42
Time certificates of deposit less than $100,000	14,509	248	1.71	15,237	290	1.91
Time deposits greater than $100,000	32,057	269	.84	29,466	297	1.01
Total interest-bearing deposits	168,469	691	.41	159,303	840	.53
Short-term borrowings	28,549	447	1.57	30,703	537	1.75
Long-term debt	28,448	1,005	3.53	31,684	1,145	3.61
Total interest-bearing liabilities	225,466	2,143	.95	221,690	2,522	1.14
Other liabilities	11,406			9,602
Shareholders’ equity
Preferred equity	4,381			2,414
Common equity	33,230			29,786
Total U.S. Bancorp shareholders’ equity	37,611			32,200
Noncontrolling interests	1,125			916
Total equity	38,736			33,116
Total liabilities and equity	$342,849			$318,264
Net interest income		$10,969			$10,348
Gross interest margin			3.33%			3.40%
Gross interest margin without taxable-equivalent increments			3.26%			3.32%
Percent of Earning Assets
Interest income			4.28%			4.54%
Interest expense			.70			.89
Net interest margin			3.58%			3.65%
Net interest margin without taxable-equivalent increments			3.51%			3.57%

*	Not meaningful
(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.
(b)	Interest income and rates on loans include loan fees. Nonaccrual loans are included in average loan balances.

142	U.S. BANCORP

2010			2009			2008			2012 v 2011
Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	% Change Average Balances

$47,763	$1,763	3.69%	$42,809	$1,770	4.13%	$42,850	$2,160	5.04%	13.9%
5,616	246	4.37	5,820	277	4.76	3,914	227	5.80	61.0

47,028	1,977	4.20	52,827	2,074	3.93	54,307	2,702	4.98	17.9
34,269	1,530	4.46	33,751	1,453	4.30	31,110	1,771	5.69	2.8
27,704	1,436	5.18	24,481	1,380	5.64	23,257	1,419	6.10	19.5
16,403	1,516	9.25	14,937	1,363	9.12	11,954	1,284	10.74	3.5
47,686	2,756	5.78	47,086	2,762	5.87	43,616	2,850	6.53	(.5)
173,090	9,215	5.32	173,082	9,032	5.22	164,244	10,026	6.10	9.2
19,932	985	4.94	12,723	578	4.54	1,308	61	4.68	(19.3)
193,022	10,200	5.28	185,805	9,610	5.17	165,552	10,087	6.09	6.9
5,641	166	2.94	2,853	91	3.20	2,730	156	5.71	(21.0)
252,042	12,375	4.91	237,287	11,748	4.95	215,046	12,630	5.87	8.1
(5,399)			(4,451)			(2,527)			10.6
94			(1,594)			(2,068)			*
39,124			37,118			33,949			.5
$285,861			$268,360			$244,400			7.7

$40,162			$37,856			$28,739			24.9%

40,184	77	.19	36,866	78	.21	31,137	251	.81	6.1
39,679	132	.33	31,795	145	.46	26,300	330	1.25	3.9
20,903	121	.58	13,109	71	.54	5,929	20	.34	11.0
16,628	303	1.82	17,879	461	2.58	13,583	472	3.47	(4.8)
27,165	295	1.08	30,296	447	1.48	30,496	808	2.65	8.8
144,559	928	.64	129,945	1,202	.93	107,445	1,881	1.75	5.8
33,719	556	1.65	29,149	551	1.89	38,237	1,144	2.99	(7.0)
30,835	1,103	3.58	36,520	1,279	3.50	39,250	1,739	4.43	(10.2)
209,113	2,587	1.24	195,614	3,032	1.55	184,932	4,764	2.58	1.7
7,787			7,869			7,405			18.8

1,742			4,445			2,246			81.5
26,307			21,862			20,324			11.6
28,049			26,307			22,570			16.8
750			714			754			22.8
28,799			27,021			23,324			17.0
$285,861			$268,360			$244,400			7.7
	$9,788			$8,716			$7,866
		3.67%			3.40%			3.29%
		3.59%			3.32%			3.23%

		4.91%			4.95%			5.87%
		1.03			1.28			2.21
		3.88%			3.67%			3.66%
		3.80%			3.59%			3.60%

U.S. BANCORP	143

U.S. Bancorp

Supplemental Financial Data (Unaudited)

Earnings Per Common Share Summary	2012	2011	2010	2009	2008
Earnings per common share	$ 2.85	$ 2.47	$ 1.74	$ .97	$ 1.62
Diluted earnings per common share	2.84	2.46	1.73	.97	1.61
Dividends declared per common share	.78	.50	.20	.20	1.70

Ratios
Return on average assets	1.65%	1.53%	1.16%	.82%	1.21%
Return on average common equity	16.2	15.8	12.7	8.2	13.9
Average total U.S. Bancorp shareholders’ equity to average assets	11.0	10.1	9.8	9.8	9.2
Dividends per common share to net income per common share	27.4	20.2	11.5	20.6	104.9

Other Statistics (Dollars and Shares in Millions)
Common shares outstanding (a)	1,869	1,910	1,921	1,913	1,755
Average common shares outstanding and common stock equivalents
Earnings per common share	1,887	1,914	1,912	1,851	1,742
Diluted earnings per common share	1,896	1,923	1,921	1,859	1,756
Number of shareholders (b)	49,430	52,677	55,371	58,610	61,611
Common dividends declared	$1,474	$961	$385	$375	$2,971

(a)	Defined as total common shares less common stock held in treasury at December 31.
(b)	Based on number of common stock shareholders of record at December 31.

Stock Price Range and Dividends

	2012				2011
	Sales Price				Sales Price
	High	Low	Closing Price	Dividends Declared	High	Low	Closing Price	Dividends Declared
First quarter	$32.23	$27.21	$31.68	$.195	$28.94	$25.65	$26.43	$.125
Second quarter	32.98	28.58	32.16	.195	27.05	23.66	25.51	.125
Third quarter	35.15	31.76	34.30	.195	27.17	20.10	23.54	.125
Fourth quarter	35.46	30.96	31.94	.195	27.58	21.84	27.05	.125

The common stock of U.S. Bancorp is traded on the New York Stock Exchange, under the ticker symbol “USB.” At January 31, 2013, there were 49,345 holders of record of the Company’s common stock.

Stock Performance Chart

The following chart compares the cumulative total shareholder return on the Company’s common stock during the five years ended December 31, 2012, with the cumulative total return on the Standard & Poor’s 500 Index and the KBW Bank Index. The comparison assumes $100 was invested on December 31, 2007, in the Company’s common stock and in each of the foregoing indices and assumes the reinvestment of all dividends. The comparisons in the graph are based upon historical data and are not indicative of, nor intended to forecast, future performance of the Company’s common stock.

144	U.S. BANCORP

Company Information

General Business Description U.S. Bancorp is a multi-state financial services holding company headquartered in Minneapolis, Minnesota. U.S. Bancorp was incorporated in Delaware in 1929 and operates as a financial holding company and a bank holding company under the Bank Holding Company Act of 1956. The Company provides a full range of financial services, including lending and depository services, cash management, capital markets, and trust and investment management services. It also engages in credit card services, merchant and ATM processing, mortgage banking, insurance, brokerage and leasing.

U.S. Bancorp’s banking subsidiaries are engaged in the general banking business, principally in domestic markets. The subsidiaries range in size from $51 million to $254 billion in deposits and provide a wide range of products and services to individuals, businesses, institutional organizations, governmental entities and other financial institutions. Commercial and consumer lending services are principally offered to customers within the Company’s domestic markets, to domestic customers with foreign operations and to large national customers focusing on specific targeted industries. Lending services include traditional credit products as well as credit card services, leasing financing and import/export trade, asset-backed lending, agricultural finance and other products. Depository services include checking accounts, savings accounts and time certificate contracts. Ancillary services such as capital markets, treasury management and receivable lock-box collection are provided to corporate customers. U.S. Bancorp’s bank and trust subsidiaries provide a full range of asset management and fiduciary services for individuals, estates, foundations, business corporations and charitable organizations.

U.S. Bancorp’s non-banking subsidiaries primarily offer investment and insurance products to the Company’s customers principally within its markets, and fund processing services to a broad range of mutual and other funds.

Banking and investment services are provided through a network of 3,084 banking offices principally operating in the Midwest and West regions of the United States. The Company operates a network of 5,065 ATMs and provides 24-hour, seven day a week telephone customer service. Mortgage banking services are provided through banking offices and loan production offices throughout the Company’s markets. Lending products may be originated through banking offices, indirect correspondents, brokers or other lending sources. The Company is also one of the largest providers of Visa® corporate and purchasing card services and corporate trust services in the United States. A wholly-owned subsidiary, Elavon, Inc. (“Elavon”), provides merchant processing services directly to merchants and through a network of banking affiliations. Affiliates of Elavon provide similar merchant services in Canada, Mexico, Brazil and segments of Europe. The Company also provides trust services in Europe. These foreign operations are not significant to the Company.

On a full-time equivalent basis, as of December 31, 2012, U.S. Bancorp employed 64,486 people.

Risk Factors An investment in the Company involves risk, including the possibility that the value of the investment could fall substantially and that dividends or other distributions on the investment could be reduced or eliminated. Below are risk factors that could adversely affect the Company’s financial results and condition and the value of, and return on, an investment in the Company. There may be other factors not discussed below or elsewhere that could adversely affect the Company’s financial results and condition.

Industry Risk Factors

Difficult business and economic conditions may continue to adversely affect the financial services industry The Company’s business activities and earnings are affected by general business conditions in the United States and abroad, including factors such as the level and volatility of short-term and long-term interest rates, inflation, home prices, unemployment and under-employment levels, bankruptcies, household income, consumer spending, fluctuations in both debt and equity capital markets, liquidity of the global financial markets, the availability and cost of capital and credit, investor sentiment and confidence in the financial markets, and the strength of the domestic and global economies in which the Company operates. The deterioration of any of these conditions can adversely affect the Company’s consumer and commercial businesses and securities portfolios, its level of charge-offs and provision for credit losses, its capital levels and liquidity, and its results of operations.

Although the domestic economy continued its modest recovery in 2012, elevated unemployment, under-employment and household debt, along with continued stress in the consumer real estate market and certain commercial real estate markets, pose challenges to domestic economic performance and the financial services industry. The sustained high unemployment rate and the lengthy duration of unemployment have directly impaired consumer finances and pose risks to the financial services industry. The housing market remains weak and elevated levels of distressed and delinquent mortgages pose further risks to the housing market. The declines in the housing and commercial real estate markets, with falling real estate prices, increasing foreclosures and high unemployment, continue to negatively impact the credit performance of real estate related loans and

U.S. BANCORP	145

have resulted in, and may continue to result in, significant write-downs of asset values by the Company and other financial institutions. Additionally, certain European countries have experienced credit deterioration primarily due to excessive debt levels, poor economic conditions, and fiscal disorder. Deterioration in economic conditions in Europe could slow the recovery of the domestic economy or negatively impact the Company’s borrowers or other counterparties that have direct or indirect exposure to Europe. Additional negative market developments may further erode consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates. Such developments could increase the Company’s charge-offs and provision for credit losses. Continuing economic deterioration that affects household or corporate incomes could also result in reduced demand for credit or fee-based products and services. A worsening of these conditions would likely exacerbate the lingering effects of the difficult market conditions experienced by the Company and others in the financial services industry.

Proposed rulemaking may adversely affect the Company The Company’s regulators have recently proposed rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) that impact the Company, and the Company expects to continue to face increased regulation. These regulations may affect the manner in which the Company does business and the products and services that it provides, affect or restrict the Company’s ability to compete in its current businesses or its ability to enter into or acquire new businesses, reduce or limit the Company’s revenue or impose additional fees, assessments or taxes on the Company, intensify the regulatory supervision of the Company and the financial services industry, and adversely affect the Company’s business operations or have other negative consequences.

The Dodd-Frank Act was signed into law in 2010 and mandated the most wide-ranging overhaul of financial industry regulation in decades. This legislation, among other things, established a Consumer Financial Protection Bureau (the “CFPB”) with broad authority to administer and enforce a new federal regulatory framework of consumer financial regulation. Since its establishment in 2012, the CFPB has become active in its oversight of business practices relating to various consumer financial products, resulting in fines and penalties against certain of the Company’s competitors. The Dodd-Frank Act also enhanced the regulation of consumer mortgage banking and gave authority to the new CFPB to implement mortgage regulations. Proposed and anticipated mortgage rules could dramatically alter how the industry makes mortgage loans as changes are being made throughout the life cycle of a loan, from application to origination to servicing. In addition, many of the other provisions of the Dodd-Frank Act have extended implementation periods and delayed effective dates and still require extensive rulemaking, guidance and interpretation by various regulatory agencies. Accordingly, in many respects, the ultimate impact of the legislation and its effects on the United States financial system and the Company still remain uncertain. Nevertheless, the Company expects that the Dodd-Frank Act, including current and future rules implementing its provisions and the interpretations of those rules, will have a detrimental impact on revenues and expenses, require the Company to change certain of its business practices, intensify the regulatory supervision of the Company and the financial services industry, increase the Company’s capital requirements and impose additional assessments and costs on the Company, and otherwise adversely affect the Company’s business.

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

146	U.S. BANCORP

Further downgrades in the U.S. government’s sovereign credit rating could result in risks to the Company and general economic conditions that the Company is not able to predict Recently, certain ratings agencies downgraded their sovereign credit rating, or negatively revised their outlook, of the U.S. government, and have indicated that they will continue to assess fiscal projections, as well as the medium-term economic outlook for the United States. Because of these developments, there continues to be the perceived risk of a sovereign credit ratings downgrade of the U.S. government, including the ratings of U.S. Treasury securities. If such a downgrade were to occur, the ratings and perceived creditworthiness of instruments issued, insured or guaranteed by institutions, agencies or instrumentalities directly linked to the U.S. government could also be correspondingly affected. A downgrade might adversely affect the market value of such instruments. Instruments of this nature are often held by financial institutions, including the Company, for investment, liquidity planning and collateral purposes. A downgrade of the sovereign credit ratings of the U.S. government and perceived creditworthiness of U.S. government-related obligations could impact the Company’s liquidity.

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

Further, weak economic conditions would likely have a negative impact on the Company’s business, its ability to serve its customers, and its results of operations. Such conditions are likely to lead to increases in the number of borrowers who become delinquent or default or otherwise demonstrate a decreased ability to meet their obligations under their loans. This would result in higher levels of nonperforming loans, net charge-offs, provision for credit losses and valuation adjustments on loans held for sale. The value to the Company of other assets such as investment securities, most of which are debt securities or other financial instruments supported by loans, similarly would be negatively impacted by widespread decreases in credit quality resulting from a weakening of the economy.

The Company is subject to liquidity risk The Company’s liquidity is essential for the operation of its business. Market conditions or other events could negatively affect the Company’s level or cost of funding. Although the Company has implemented strategies to maintain sufficient and diverse sources of funding to accommodate planned, as well as unanticipated, changes in assets and liabilities under both normal and adverse conditions, any substantial, unexpected or prolonged changes in the level or cost of liquidity could adversely affect the Company’s business.

The Company’s credit ratings affect its liquidity The Company’s credit ratings are important to its liquidity. A reduction in the Company’s credit ratings could adversely affect its liquidity and competitive position, increase its funding costs or limit its access to the capital markets. The Company’s credit ratings are subject to ongoing review by the rating agencies which consider a number of factors, including the Company’s own financial strength, performance, prospects and operations, as well as factors not within the control of the Company, including conditions affecting the financial services industry generally. There can be no assurance that the Company will maintain its current ratings.

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

U.S. BANCORP	147

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

The financial services industry is highly competitive, and competitive pressures could intensify and adversely affect the Company’s financial results The Company operates in a highly competitive industry that could become even more competitive as a result of legislative, regulatory and technological changes, as well as continued industry consolidation which may increase in connection with current economic and market conditions. This consolidation may produce larger, better-capitalized and more geographically diverse companies that are capable of offering a wider array of financial products and services at more competitive prices. The Company competes with other commercial banks, savings and loan associations, mutual savings banks, finance companies, mortgage banking companies, credit unions, investment companies, credit card companies, and a variety of other financial services and advisory companies. In addition, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, and for financial institutions to compete with technology companies in providing electronic and internet-based financial services. Many of the Company’s competitors have fewer regulatory constraints, and some have lower cost structures. Also, the potential need to adapt to industry changes in information technology systems, on which the Company and financial services industry are highly dependent, could present operational issues and require capital spending.

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

Improvements in economic indicators disproportionately affecting the financial services industry may lag improvements in the general economy Should the stabilization of the United States economy continue, the improvement of certain economic indicators, such as unemployment and real estate asset values and rents, may nevertheless continue to lag behind the overall economy. These economic indicators typically affect certain industries, such as real estate and financial services, more significantly. Furthermore, financial services companies with a substantial lending business, like the Company’s, are dependent upon the ability of their borrowers to make debt service payments on loans. Should unemployment or real estate asset values fail to recover for an extended period of time, the Company could be adversely affected.

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

148	U.S. BANCORP

timely develop competitive new products and services in response to these changes that are accepted by new and existing customers.

Changes in interest rates could reduce the Company’s net interest income The operations of financial institutions such as the Company are dependent to a large degree on net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. An institution’s net interest income is significantly affected by market rates of interest, which in turn are affected by prevailing economic conditions, by the fiscal and monetary policies of the federal government and by the policies of various regulatory agencies. Like all financial institutions, the Company’s balance sheet is affected by fluctuations in interest rates. Volatility in interest rates can also result in the flow of funds away from financial institutions into direct investments. Direct investments, such as United States government and corporate securities and other investment vehicles (including mutual funds) generally pay higher rates of return than financial institutions, because of the absence of federal insurance premiums and reserve requirements.

Company Risk Factors

The Company’s allowance for loan losses may not cover actual losses When the Company loans money, or commits to loan money, it incurs credit risk, or the risk of losses if its borrowers do not repay their loans. Like all financial institutions, the Company reserves for credit losses by establishing an allowance through a charge to earnings to provide for loan defaults and non-performance. The amount of the Company’s allowance for loan losses is based on its historical loss experience as well as an evaluation of the risks associated with its loan portfolio, including the size and composition of the loan portfolio, current economic conditions and geographic concentrations within the portfolio. The stress on the United States economy and the local economies in which the Company does business may be greater or last longer than expected, resulting in, among other things, greater than expected deterioration in credit quality of the loan portfolio, or in the value of collateral securing those loans. In addition, the process the Company uses to estimate losses inherent in its credit exposure requires difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of its borrowers to repay their loans, which may no longer be capable of accurate estimation which may, in turn, impact the reliability of the process. As with any such assessments, there is also the possibility that the Company will fail to identify the proper factors or to accurately estimate the impacts of the factors that the Company does identify. The Company also makes loans to borrowers where it does not have or service the loan with the first lien on the property securing its loan. For loans in a junior lien position, the Company may not have access to information on the position or performance of the first lien when it is held and serviced by a third party and this may adversely affect the accuracy of the loss estimates for loans of these types. Increases in the Company’s allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect its financial results.

The Company may suffer increased losses in its loan portfolio despite its underwriting practices The Company seeks to mitigate the risks inherent in its loan portfolio by adhering to specific underwriting practices. These practices generally include: analysis of a borrower’s credit history, financial statements, tax returns and cash flow projections; valuation of collateral based on reports of independent appraisers; and verification of liquid assets. Although the Company believes that its underwriting criteria are, and historically have been, appropriate for the various kinds of loans it makes, the Company has already incurred high levels of losses on loans that have met these criteria, and may continue to experience higher than expected losses depending on economic factors and consumer behavior. In addition, the Company’s ability to assess the creditworthiness of its customers may be impaired if the models and approaches it uses to select, manage, and underwrite its customers become less predictive of future behaviors. Finally, the Company may have higher credit risk, or experience higher credit losses, to the extent its loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral. For example, the Company’s credit risk and credit losses can increase if borrowers who engage in similar activities are uniquely or disproportionately affected by economic or market conditions, or by regulation, such as regulation related to climate change. Continued deterioration in economic conditions or real estate values in states or regions where the Company has relatively larger concentrations of residential or commercial real estate could result in significantly higher credit costs. For example, at December 31, 2012, 21.8 percent of the Company’s commercial real estate loans and 13.7 percent of its residential mortgages were secured by collateral in California. Continued deterioration in real estate values and underlying economic conditions in California could result in significantly higher credit losses to the Company.

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

U.S. BANCORP	149

mortgage servicing and foreclosure processes. In addition to the interagency examination by U.S. federal banking regulators, the Company has received inquiries from other governmental, legislative and regulatory authorities on this topic, has cooperated, and continues to cooperate, with these inquiries. These inquiries may lead to other administrative, civil or criminal proceedings, possibly resulting in remedies including fines, penalties, restitution, or alterations in the Company’s business practices. Additionally, reputational damage arising from the consent orders or from other inquiries and industry-wide publicity could also have an adverse effect upon the Company’s existing mortgage business and could reduce future business opportunities.

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

If personal, confidential or proprietary information of customers or clients in the Company’s possession were to be mishandled or misused, the Company could suffer significant regulatory consequences, reputational damage and financial loss. This mishandling or misuse could include, for example, situations in which the information is erroneously provided to parties who are not permitted to have the information, either by fault of the Company’s systems, employees, or counterparties, or where the information is intercepted or otherwise inappropriately taken by third parties.

150	U.S. BANCORP

A breach in the security of the Company’s systems could disrupt its businesses, result in the disclosure of confidential information, damage its reputation and create significant financial and legal exposure Although the Company devotes significant resources to maintain and regularly upgrade its systems and processes that are designed to protect the security of the Company’s computer systems, software, networks and other technology assets and the confidentiality, integrity and availability of information belonging to the Company and its customers, there is no assurance that the Company’s security measures will provide absolute security. In fact, many other financial services institutions and companies engaged in data processing have reported breaches in the security of their websites or other systems, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage systems, often through the introduction of computer viruses or malware, cyberattacks and other means. The Company and several other financial institutions in the United States have recently experienced attacks from technically sophisticated and well-resourced third parties that were intended to disrupt normal business activities by making internet banking systems inaccessible to customers for extended periods. These “denial-of-service” attacks have not breached the Company’s data security systems, but require substantial resources to defend, and may affect customer satisfaction and behavior.

Despite the Company’s efforts to ensure the integrity of its systems, it is possible that the Company may not be able to anticipate or to implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently or are not recognized until launched, and because security attacks can originate from a wide variety of sources, including persons who are involved with organized crime or associated with external service providers or who may be linked to terrorist organizations or hostile foreign governments. Those parties may also attempt to fraudulently induce employees, customers or other users of the Company’s systems to disclose sensitive information in order to gain access to the Company’s data or that of its customers or clients. These risks may increase in the future as the Company continues to increase its mobile payments and other internet-based product offerings and expands its internal usage of web-based products and applications.

If the Company’s security systems were penetrated or circumvented, it could cause serious negative consequences for the Company, including significant disruption of the Company’s operations, misappropriation of confidential information of the Company or that of its customers, or damage to computers or systems of the Company and those of its customers and counterparties, and could result in violations of applicable privacy and other laws, financial loss to the Company or to its customers, loss of confidence in the Company’s security measures, customer dissatisfaction, significant litigation exposure, and harm to the Company’s reputation, all of which could have a material adverse effect on the Company.

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

U.S. BANCORP	151

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

Changes in accounting standards could materially impact the Company’s financial statements From time to time, the Financial Accounting Standards Board and the United States Securities and Exchange Commission change the financial accounting and reporting standards that govern the preparation of the Company’s financial statements. These changes can be hard to predict and can materially impact how the Company records and reports its financial condition and results of operations. In some cases, the Company could be required to apply a new or revised standard retroactively, resulting in the Company’s restating prior period financial statements.

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

There can be no assurance that the Company’s acquisitions will have the anticipated positive results, including results related to expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from the acquisition. Integration efforts could divert management’s attention and resources, which could adversely affect the Company’s operations or results. The integration could result in higher than expected customer loss, deposit attrition (run-off), loss of key employees, disruption of the Company’s business or the business of the acquired company, or otherwise adversely affect the Company’s ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. Also, the negative effect of any divestitures required by regulatory authorities in acquisitions or business combinations may be greater than expected.

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

The Company relies on other companies to provide key components of the Company’s business infrastructure Third party vendors provide key components of the Company’s business infrastructure, such as internet connections, network access and mutual fund distribution. While the Company has selected these third party vendors carefully, it does not control their actions. Any problems caused by these third parties, including as a result of their not providing the Company their services for any reason or their performing their services poorly, could adversely affect the Company’s ability to deliver products and services to the Company’s customers and otherwise to conduct its business. Replacing these third party vendors could also entail significant delay and expense. In addition, failure of third party vendors to handle current or higher volumes of use could adversely affect the Company’s ability to deliver products and services to clients and otherwise to conduct business. Technological or financial

152	U.S. BANCORP

difficulties of a third party service provider could adversely affect the Company’s business to the extent those difficulties result in the interruption or discontinuation of services provided by that party.

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

U.S. BANCORP	153

The Company’s stock price can be volatile The Company’s stock price can fluctuate widely in response to a variety of factors, including:

•	actual or anticipated variations in the Company’s quarterly operating results;

•	recommendations by securities analysts;

•	significant acquisitions or business combinations;

•	strategic partnerships, joint ventures or capital commitments by, or involving, the Company or the Company’s competitors;

•	operating and stock price performance of other companies that investors deem comparable to the Company;

•	new technology used or services offered by the Company’s competitors;

•	news reports relating to trends, concerns and other issues in the financial services industry; and

•	changes in government regulations.

General market fluctuations, industry factors and general economic and political conditions and events, as well as interest rate changes, currency fluctuations, or unforeseen events such as terrorist attacks could cause the Company’s stock price to decrease regardless of the Company’s operating results.

154	U.S. BANCORP

Directors

Richard K. Davis1,6

Chairman, President and Chief Executive Officer

U.S. Bancorp

Minneapolis, Minnesota

Douglas M. Baker, Jr.5,6

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

Founding Principal and Chief Executive Officer

Hernandez Media Ventures

(Media)

Pasadena, California

Doreen Woo Ho3,6

President

San Francisco Port Commission

(Government)

San Francisco, California

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

Retired Chairman, President

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

(Consumer products)

St. Louis, Missouri

1. Executive Committee

2. Compensation and Human Resources Committee

3. Audit Committee

4. Community Reinvestment and Public Policy Committee

5. Governance Committee

6. Risk Management Committee

U.S. BANCORP	157