Form 10-K, Exhibit 13
period 2013-12-31
US BANCORP \DE\
filed 2014-02-21
CIK 36104

Exhibit 13

EXTENDING THE ADVANTAGE

The following pages discuss in detail the financial results we achieved in 2013 — results that position U.S. Bancorp to Extend the Advantage.

Financials Table of Contents

Management’s Discussion and Analysis
Overview	20
Statement of Income Analysis	22
Balance Sheet Analysis	27
Corporate Risk Profile	35
Overview	35
Credit Risk Management	36
Residual Value Risk Management	50
Operational Risk Management	50
Interest Rate Risk Management	51
Market Risk Management	53
Liquidity Risk Management	54
Capital Management	58
Fourth Quarter Summary	59
Line of Business Financial Review	61
Non-GAAP Financial Measures	65
Accounting Changes	67
Critical Accounting Policies	67
Controls and Procedures	70
Reports of Management and Independent Accountants	71
Consolidated Financial Statements and Notes	74
Five-year Consolidated Financial Statements	141
Quarterly Consolidated Financial Data	143
Supplemental Financial Data	146
Company Information	147
Executive Officers	157
Directors	159

The following information appears in accordance with the Private Securities Litigation Reform Act of 1995:

This report contains forward-looking statements about U.S. Bancorp. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements and are based on the information available to, and assumptions and estimates made by, management as of the date hereof. These forward-looking statements cover, among other things, anticipated future revenue and expenses and the future plans and prospects of U.S. Bancorp. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated. Global and domestic economies could fail to recover from the recent economic downturn or could experience another severe contraction, which could adversely affect U.S. Bancorp’s revenues and the values of its assets and liabilities. Global financial markets could experience a recurrence of significant turbulence, which could reduce the availability of funding to certain financial institutions and lead to a tightening of credit, a reduction of business activity, and increased market volatility. Continued stress in the commercial real estate markets, as well as a delay or failure of recovery in the residential real estate markets could cause additional credit losses and deterioration in asset values. In addition, U.S. Bancorp’s business and financial performance is likely to be negatively impacted by recently enacted and future legislation and regulation. U.S. Bancorp’s results could also be adversely affected by deterioration in general business and economic conditions; changes in interest rates; deterioration in the credit quality of its loan portfolios or in the value of the collateral securing those loans; deterioration in the value of securities held in its investment securities portfolio; legal and regulatory developments; increased competition from both banks and non-banks; changes in customer behavior and preferences; effects of mergers and acquisitions and related integration; effects of critical accounting policies and judgments; and management’s ability to effectively manage credit risk, residual value risk, market risk, operational risk, interest rate risk and liquidity risk.

Additional factors could cause actual results to differ from expectations, including the risks discussed in the “Corporate Risk Profile” section on pages 35–58 and the “Risk Factors” section on pages 147–156 of this report. However, factors other than these also could adversely affect U.S. Bancorp’s results, and the reader should not consider these factors to be a complete set of all potential risks or uncertainties. Forward-looking statements speak only as of the date hereof, and U.S. Bancorp undertakes no obligation to update them in light of new information or future events.

U.S. BANCORP	19

Management’s Discussion and Analysis

Overview

U.S. Bancorp and its subsidiaries (the “Company”) achieved record earnings in 2013, reflecting growth in its balance sheet businesses, sound expense management and improved credit quality. The Company’s results reflected its continuing ability to manage through an environment marked by slow economic growth, continued regulatory and legislative change and uncertainty, as its diversified mix of businesses and conservative risk profile mitigated the impact of lower mortgage banking activity during 2013. The Company experienced solid growth in loans and deposits during 2013, as it continued to expand and deepen relationships with current customers, as well as acquire new customers and market share. In addition, growth in several of the Company’s fee-based revenue categories helped to offset the decline in mortgage banking revenue. With expanded distribution and scale, enhanced products, services and capabilities, and gains in market share, the Company remains well positioned to capitalize on future growth opportunities.

The Company earned $5.8 billion in 2013, an increase of 3.3 percent over 2012, principally due to a lower provision for credit losses and controlled expenses, partially offset by lower total net revenue. Total net revenue declined from the prior year as a result of lower net interest income, due to a decrease in net interest margin, and lower noninterest income, due primarily to a decrease in mortgage banking revenue. The Company’s credit quality continued to improve throughout the year, as reflected by the decrease in net charge-offs and nonperforming assets. The Company continued to focus on effectively controlling expenses, achieving an industry-leading efficiency ratio (the ratio of noninterest expense to taxable-equivalent net revenue, excluding net securities gains and losses) in 2013 of 52.4 percent. In addition, the Company’s return on average assets and return on common equity were 1.65 percent and 15.8 percent, respectively, the highest among the Company’s peers.

The Company continues to generate significant capital through earnings, and returned 71 percent of its 2013 earnings to common shareholders in the form of dividends and common share repurchases, while maintaining a very strong capital base. Using the final rules for the Basel III standardized approach, as if fully implemented, the Company’s estimated common equity tier 1 to risk-weighted assets ratio was 8.8 percent at December 31, 2013 — above the Company’s targeted ratio of 8.0 percent and well above the minimum of 7.0 percent required in 2019. The Company had a Tier 1 common equity to risk-weighted assets ratio (using Basel I definition) of 9.4 percent and a Tier 1 capital ratio of 11.2 percent at December 31, 2013. In addition, at December 31, 2013, the Company’s total risk-based capital ratio was 13.2 percent, and its tangible common equity to risk-weighted assets ratio was 9.1 percent (refer to “Non-GAAP Financial Measures” for further information on the calculation of certain of these measures). Credit rating organizations rate the Company’s debt among the highest of its large domestic banking peers. This comparative financial strength provides the Company with favorable funding costs, strong liquidity and the ability to attract new customers.

In 2013, the Company’s loans and deposits grew significantly. Average loans and deposits increased $12.1 billion (5.6 percent) and $14.7 billion (6.3 percent), respectively, over 2012. Loan growth reflected increases in residential mortgages, commercial loans, commercial real estate loans and credit card loans, partially offset by decreases in other retail loans and loans covered by loss sharing agreements with the Federal Deposit Insurance Corporation (“FDIC”) (“covered” loans), which is a run-off portfolio. Deposit growth reflected increases in interest checking, money market and savings deposits.

The Company’s provision for credit losses decreased $542 million (28.8 percent) in 2013, compared with 2012. Net charge-offs decreased $632 million (30.1 percent) in 2013, compared with 2012, principally due to improvement in the commercial, commercial real estate, residential mortgages and home equity and second mortgages portfolios. The provision for credit losses was $125 million less than net charge-offs in 2013, compared with $215 million less than net charge-offs in 2012.

20	U.S. BANCORP

TABLE 1	Selected Financial Data

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2013	2012	2011	2010	2009
Condensed Income Statement
Net interest income (taxable-equivalent basis) (a)	$10,828	$10,969	$10,348	$9,788	$8,716
Noninterest income	8,765	9,334	8,791	8,438	8,403
Securities gains (losses), net	9	(15)	(31)	(78)	(451)
Total net revenue	19,602	20,288	19,108	18,148	16,668
Noninterest expense	10,274	10,456	9,911	9,383	8,281
Provision for credit losses	1,340	1,882	2,343	4,356	5,557
Income before taxes	7,988	7,950	6,854	4,409	2,830
Taxable-equivalent adjustment	224	224	225	209	198
Applicable income taxes	2,032	2,236	1,841	935	395
Net income	5,732	5,490	4,788	3,265	2,237
Net (income) loss attributable to noncontrolling interests	104	157	84	52	(32)
Net income attributable to U.S. Bancorp	$5,836	$5,647	$4,872	$3,317	$2,205
Net income applicable to U.S. Bancorp common shareholders	$5,552	$5,383	$4,721	$3,332	$1,803
Per Common Share
Earnings per share	$3.02	$2.85	$2.47	$1.74	$.97
Diluted earnings per share	3.00	2.84	2.46	1.73	.97
Dividends declared per share	.885	.780	.500	.200	.200
Book value per share	19.92	18.31	16.43	14.36	12.79
Market value per share	40.40	31.94	27.05	26.97	22.51
Average common shares outstanding	1,839	1,887	1,914	1,912	1,851
Average diluted common shares outstanding	1,849	1,896	1,923	1,921	1,859
Financial Ratios
Return on average assets	1.65%	1.65%	1.53%	1.16%	.82%
Return on average common equity	15.8	16.2	15.8	12.7	8.2
Net interest margin (taxable-equivalent basis) (a)	3.44	3.58	3.65	3.88	3.67
Efficiency ratio (b)	52.4	51.5	51.8	51.5	48.4
Net charge-offs as a percent of average loans outstanding	.64	.97	1.41	2.17	2.08
Average Balances
Loans	$227,474	$215,374	$201,427	$193,022	$185,805
Loans held for sale	5,723	7,847	4,873	5,616	5,820
Investment securities (c)	75,046	72,501	63,645	47,763	42,809
Earning assets	315,139	306,270	283,290	252,042	237,287
Assets	352,680	342,849	318,264	285,861	268,360
Noninterest-bearing deposits	69,020	67,241	53,856	40,162	37,856
Deposits	250,457	235,710	213,159	184,721	167,801
Short-term borrowings	27,683	28,549	30,703	33,719	29,149
Long-term debt	21,280	28,448	31,684	30,835	36,520
Total U.S. Bancorp shareholders’ equity	39,917	37,611	32,200	28,049	26,307
Period End Balances
Loans	$235,235	$223,329	$209,835	$197,061	$194,755
Investment securities	79,855	74,528	70,814	52,978	44,768
Assets	364,021	353,855	340,122	307,786	281,176
Deposits	262,123	249,183	230,885	204,252	183,242
Long-term debt	20,049	25,516	31,953	31,537	32,580
Total U.S. Bancorp shareholders’ equity	41,113	38,998	33,978	29,519	25,963
Asset Quality
Nonperforming assets	$2,037	$2,671	$3,774	$5,048	$5,907
Allowance for credit losses	4,537	4,733	5,014	5,531	5,264
Allowance for credit losses as a percentage of period-end loans	1.93%	2.12%	2.39%	2.81%	2.70%
Capital Ratios
Tier 1 capital	11.2%	10.8%	10.8%	10.5%	9.6%
Total risk-based capital	13.2	13.1	13.3	13.3	12.9
Leverage	9.6	9.2	9.1	9.1	8.5
Tangible common equity to tangible assets (d)	7.7	7.2	6.6	6.0	5.3
Tangible common equity to risk-weighted assets using Basel I definition (d)	9.1	8.6	8.1	7.2	6.1
Tier 1 common equity to risk-weighted assets using Basel I definition (d)	9.4	9.0	8.6	7.8	6.8
Common equity tier 1 to risk-weighted assets estimated using final rules for the Basel III standardized approach (d)	8.8	–	–	–	–
Common equity tier 1 to risk-weighted assets approximated using proposed rules for the Basel III standardized approach released June 2012 (d)	–	8.1	–	–	–
Common equity tier 1 to risk-weighted assets approximated using proposed rules for the Basel III standardized approach released prior to June 2012 (d)	–	–	8.2	7.3	–

(a)	Presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.
(b)	Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding net securities gains (losses).
(c)	Excludes unrealized gains and losses on available-for-sale investment securities and any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity.
(d)	See Non-GAAP Financial Measures beginning on page 65.

U.S. BANCORP	21

Earnings Summary The Company reported net income attributable to U.S. Bancorp of $5.8 billion in 2013, or $3.00 per diluted common share, compared with $5.6 billion, or $2.84 per diluted common share, in 2012. Return on average assets and return on average common equity were 1.65 percent and 15.8 percent, respectively, in 2013, compared with 1.65 percent and 16.2 percent, respectively, in 2012. The results for 2012 included an $80 million expense accrual for a mortgage foreclosure-related regulatory settlement. The provision for credit losses was $125 million lower than net charge-offs for 2013, compared with $215 million lower than net charge-offs for 2012.

Total net revenue, on a taxable-equivalent basis, for 2013 was $686 million (3.4 percent) lower than 2012, reflecting a 1.3 percent decrease in net interest income and a 5.8 percent decrease in noninterest income. The decrease in net interest income from the prior year was the result of an increase in average earning assets, offset by a decrease in the net interest margin. Noninterest income decreased primarily due to lower mortgage banking revenue and other revenue, partially offset by increases in trust and investment management fees, payments-related revenue and investment products fees.

Noninterest expense in 2013 decreased $182 million (1.7 percent), compared with 2012, primarily due to lower mortgage servicing review-related professional services expense, the $80 million expense accrual for a mortgage foreclosure-related regulatory settlement recorded in 2012 and decreases in insurance-related costs and other expenses, partially offset by higher costs related to investments in tax-advantaged projects and employee benefits expense.

Acquisitions In February 2013, the Company acquired Collective Point of Sale Solutions, a Canadian merchant processor. The Company recorded approximately $34 million of assets, including intangibles, and approximately $4 million of liabilities with this transaction.

In November 2013, the Company acquired Quintillion Holding Company Limited, a provider of fund administration services to alternative investment funds. The Company recorded approximately $57 million of assets, including intangibles, and assumed approximately $10 million of liabilities with this transaction.

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

Statement of Income Analysis

Net Interest Income Net interest income, on a taxable-equivalent basis, was $10.8 billion in 2013, compared with $11.0 billion in 2012 and $10.3 billion in 2011. The $141 million (1.3 percent) decrease in net interest income in 2013, compared with 2012, was primarily the result of lower net interest margin, partially offset by higher average earning assets. The net interest margin in 2013 was 3.44 percent, compared with 3.58 percent in 2012 and 3.65 percent in 2011. The decrease in the net interest margin in 2013, compared with 2012, primarily reflected lower reinvestment rates on investment securities, as well as growth in the investment portfolio, and lower rates on loans, partially offset by lower rates on deposits and a reduction in higher cost long-term debt. Average earning assets increased $8.9 billion (2.9 percent) in 2013, compared with 2012, driven by increases in loans and investment securities, partially offset by decreases in loans held for sale and in other earning assets, primarily due to the deconsolidation of certain consolidated variable interest entities (“VIEs”) during 2013. Refer to the “Interest Rate Risk Management” section for further information on the sensitivity of the Company’s net interest income to changes in interest rates.

Average total loans were $227.5 billion in 2013, compared with $215.4 billion in 2012. The $12.1 billion (5.6 percent) increase was driven by growth in residential mortgages, commercial loans, commercial real estate loans and credit card loans, partially offset by decreases in other retail loans and covered loans. Average residential mortgages increased $7.7 billion (19.1 percent), reflecting origination and refinancing activity due to the low interest rate environment during the period. Average commercial and commercial real estate loans increased $6.4 billion (10.6 percent) and $1.7 billion (4.7 percent), respectively, driven by higher demand for loans from new and existing customers. Average credit card balances increased $160 million (1.0 percent) in 2013, compared with 2012, due to customer growth. The $813 million (1.7 percent) decrease in average other retail loans was primarily due to lower home equity and second mortgage and student loan balances, partially offset by higher auto and installment loan and retail leasing balances. Average covered loans decreased $3.1 billion (23.7 percent) in 2013, compared with 2012.

22	U.S. BANCORP

TABLE 2	Analysis of Net Interest Income (a)

Year Ended December 31 (Dollars in Millions)	2013	2012	2011	2013 v 2012	2012 v 2011
Components of Net Interest Income
Income on earning assets (taxable-equivalent basis)	$12,513	$13,112	$12,870	$(599)	$242
Expense on interest-bearing liabilities (taxable-equivalent basis)	1,685	2,143	2,522	(458)	(379)
Net interest income (taxable-equivalent basis)	$10,828	$10,969	$10,348	$(141)	$621
Net interest income, as reported	$10,604	$10,745	$10,123	$(141)	$622
Average Yields and Rates Paid
Earning assets yield (taxable-equivalent basis)	3.97%	4.28%	4.54%	(.31)%	(.26)%
Rate paid on interest-bearing liabilities (taxable-equivalent basis)	.73	.95	1.14	(.22)	(.19)
Gross interest margin (taxable-equivalent basis)	3.24%	3.33%	3.40%	(.09)%	(.07)%
Net interest margin (taxable-equivalent basis)	3.44%	3.58%	3.65%	(.14)%	(.07)%
Average Balances
Investment securities (b)	$75,046	$72,501	$63,645	$2,545	$8,856
Loans	227,474	215,374	201,427	12,100	13,947
Earning assets	315,139	306,270	283,290	8,869	22,980
Interest-bearing liabilities	230,400	225,466	221,690	4,934	3,776

(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a federal tax rate of 35 percent.
(b)	Excludes unrealized gains and losses on available-for-sale investment securities and any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity.

Average investment securities in 2013 were $2.5 billion (3.5 percent) higher than 2012, primarily due to purchases of U.S. government agency-backed securities made in anticipation of regulatory liquidity coverage ratio requirements, net of prepayments and maturities.

Average total deposits for 2013 were $14.7 billion (6.3 percent) higher than 2012. Average noninterest-bearing deposits in 2013 were $1.8 billion (2.6 percent) higher than 2012 due to growth in Consumer and Small Business Banking balances. Average total savings deposits were $14.3 billion (11.7 percent) higher in 2013, compared with 2012, the result of growth in Consumer and Small Business Banking, Wholesale and Commercial Real Estate, and corporate trust balances. Average time certificates of deposit less than $100,000 were lower in 2013 by $1.7 billion (11.8 percent), compared with 2012, the result of maturities. Average time deposits greater than $100,000 were $356 million (1.1 percent) higher in 2013, compared with 2012. Time deposits greater than $100,000 are managed as an alternative to other funding sources such as wholesale borrowing, based largely on relative pricing.

The $621 million (6.0 percent) increase in net interest income in 2012, compared with 2011, was primarily the result of growth in average earning assets and lower cost core deposit funding, as well as the positive impact from a reduction in higher cost long-term debt and the inclusion of credit card balance transfer fees in interest income beginning in the first quarter of 2012. Average earning assets were $23.0 billion (8.1 percent) higher in 2012, compared with 2011, driven by increases in loans and investment securities. Average deposits increased $22.6 billion (10.6 percent) in 2012, compared with 2011.

Average total loans increased $13.9 billion (6.9 percent) in 2012, compared with 2011, driven by growth in commercial loans, residential mortgages, credit card loans and commercial real estate loans, partially offset by decreases in other retail loans and covered loans. Average commercial loans increased $9.2 billion (17.9 percent) in 2012, compared with 2011, primarily driven by higher demand from new and existing customers. Average residential mortgages increased $6.6 billion (19.5 percent), reflecting origination and refinancing activity due to the low interest rate environment. Average credit card balances increased $569 million (3.5 percent) in 2012, compared with 2011, reflecting the impact of the purchase of a credit card portfolio in late 2011, partially offset by a portfolio sale in 2012. Growth in average commercial real estate balances of $991 million (2.8 percent) was primarily due to higher demand from new and existing customers. The $261 million (.5 percent) decrease in average other retail loans was primarily due to lower home equity and second mortgage and student loan balances, partially offset by higher installment loan and retail leasing balances. Average covered loans decreased $3.1 billion (19.3 percent) in 2012, compared with 2011.

Average investment securities in 2012 were $8.9 billion (13.9 percent) higher than 2011, primarily due to purchases of government agency-backed securities, net of prepayments and maturities, as the Company increased its on-balance sheet liquidity in response to anticipated regulatory requirements.

U.S. BANCORP	23

TABLE 3	Net Interest Income — Changes Due to Rate and Volume (a)

	2013 v 2012			2012 v 2011
Year Ended December 31 (Dollars in Millions)	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Increase (decrease) in
Interest Income
Investment securities	$68	$(240)	$(172)	$275	$(316)	$(41)
Loans held for sale	(76)	(3)	(79)	122	(40)	82
Loans
Commercial	229	(229)	–	369	(272)	97
Commercial real estate	78	(127)	(49)	45	(29)	16
Residential mortgages	348	(216)	132	318	(123)	195
Credit card	16	(18)	(2)	54	101	155
Other retail	(42)	(128)	(170)	(14)	(147)	(161)
Total loans, excluding covered loans	629	(718)	(89)	772	(470)	302
Covered loans	(196)	13	(183)	(179)	77	(102)
Total loans	433	(705)	(272)	593	(393)	200
Other earning assets	(87)	11	(76)	(52)	53	1
Total earning assets	338	(937)	(599)	938	(696)	242
Interest Expense
Interest-bearing deposits
Interest checking	3	(13)	(10)	4	(23)	(19)
Money market savings	11	3	14	3	(17)	(14)
Savings accounts	5	(22)	(17)	12	(58)	(46)
Time certificates of deposit less than $100,000	(29)	(33)	(62)	(14)	(28)	(42)
Time deposits greater than $100,000	3	(58)	(55)	26	(54)	(28)
Total interest-bearing deposits	(7)	(123)	(130)	31	(180)	(149)
Short-term borrowings	(14)	(76)	(90)	(38)	(52)	(90)
Long-term debt	(253)	15	(238)	(117)	(23)	(140)
Total interest-bearing liabilities	(274)	(184)	(458)	(124)	(255)	(379)
Increase (decrease) in net interest income	$612	$(753)	$(141)	$1,062	$(441)	$621

(a)	This table shows the components of the change in net interest income by volume and rate on a taxable-equivalent basis utilizing a tax rate of 35 percent. This table does not take into account the level of noninterest-bearing funding, nor does it fully reflect changes in the mix of assets and liabilities. The change in interest not solely due to changes in volume or rates has been allocated on a pro-rata basis to volume and yield/rate.

Average total deposits for 2012 were $22.6 billion (10.6 percent) higher than 2011. Average noninterest-bearing deposits in 2012 were $13.4 billion (24.9 percent) higher than 2011 due to growth in average balances in a majority of the lines of business, including Wholesale Banking and Commercial Real Estate, Wealth Management and Securities Services, and Consumer and Small Business Banking. Average total savings deposits were $7.3 billion (6.4 percent) higher in 2012, compared with 2011, primarily due to growth in Consumer and Small Business Banking balances resulting from strong participation in a consumer savings product offering, and higher corporate trust balances. These increases were partially offset by lower government banking and broker-dealer balances. Average time certificates of deposit less than $100,000 were lower in 2012 by $728 million (4.8 percent), compared with 2011, a result of maturities and lower renewals. Average time deposits greater than $100,000 were $2.6 billion (8.8 percent) higher in 2012, compared with 2011.

Provision for Credit Losses The provision for credit losses reflects changes in the size and credit quality of the entire portfolio of loans. The Company maintains an allowance for credit losses considered appropriate by management for probable and estimable incurred losses, based on factors discussed in the “Analysis and Determination of Allowance for Credit Losses” section.

In 2013, the provision for credit losses was $1.3 billion, compared with $1.9 billion and $2.3 billion in 2012 and 2011, respectively. The provision for credit losses was lower than net charge-offs by $125 million in 2013, $215 million in 2012 and $500 million in 2011. The $542 million (28.8 percent) decrease in the provision for credit losses in 2013, compared with 2012, reflected improving credit trends and the underlying risk profile of the loan portfolio as economic conditions continued to slowly improve, partially offset by portfolio growth. Accruing loans ninety days or more past due increased by $53 million (8.0 percent) (excluding covered loans) from December 31, 2012 to December 31, 2013, primarily reflecting an increase in restructured residential mortgages in trial period arrangements. Nonperforming assets decreased $275 million (13.2 percent) (excluding covered assets) from December 31, 2012 to

24	U.S. BANCORP

December 31, 2013, led by reductions in nonperforming commercial mortgages and construction and development loans, as the Company continued to resolve and reduce exposure to these problem assets. Net charge-offs decreased $632 million (30.1 percent) from 2012 due to the improvement in the commercial, commercial real estate, residential mortgages and home equity and second mortgages portfolios, as economic conditions continued to slowly improve.

The $461 million (19.7 percent) decrease in the provision for credit losses in 2012, compared with 2011, reflected improving credit trends and the underlying risk profile of the loan portfolio as economic conditions continued to slowly improve in 2012, partially offset by portfolio growth. Accruing loans ninety days or more past due decreased by $183 million (21.7 percent) (excluding covered loans) from December 31, 2011 to December 31, 2012, reflecting improvement in residential mortgages, credit card and other retail loan portfolios during 2012. Nonperforming assets decreased $486 million (18.9 percent) (excluding covered assets) from December 31, 2011 to December 31, 2012, led by reductions in nonperforming construction and development loans, as well as improvement in other commercial loan portfolios. Net charge-offs decreased $746 million (26.2 percent) in 2012, compared with 2011, due to the improvement in most loan portfolios as economic conditions continued to slowly improve.

Refer to “Corporate Risk Profile” for further information on the provision for credit losses, net charge-offs, nonperforming assets and other factors considered by the Company in assessing the credit quality of the loan portfolio and establishing the allowance for credit losses.

Noninterest Income Noninterest income in 2013 was $8.8 billion, compared with $9.3 billion in 2012 and $8.8 billion in 2011. The $545 million (5.8 percent) decrease in 2013 from 2012 was principally due to lower mortgage banking revenue of 30.0 percent, due to lower origination and sales revenue, partially offset by higher loan servicing income and favorable changes in the valuation of mortgage servicing rights (“MSRs”), net of hedging activities. Growth in several fee categories partially offset the decline in mortgage banking revenue. Credit and debit card revenue increased 8.2 percent in 2013, compared with 2012, due to higher transaction volumes, including the impact of business expansion. Merchant processing services revenue grew 4.5 percent as a result of higher volumes and an increase in fee-based product revenue. Trust and investment management fees increased 8.0 percent, reflecting improved market conditions and business expansion, while investment products fees and commissions increased 18.7 percent due to higher sales volumes and fees. In addition, net securities gains (losses) were favorable compared with 2012, as the Company recognized impairment on certain money center bank securities during 2012 following rating agency downgrades. Offsetting these positive variances was a 5.1 percent decrease in corporate payment products revenue due to lower government–related transactions, a 2.2 percent decrease in commercial products revenue due to lower standby letters of credit fees and loan syndication fees, and a 5.5 percent decrease in ATM processing services revenue due to lower volumes. Other income also decreased 23.4 percent, primarily due to a 2012 gain on the sale of a credit card portfolio and lower retail lease and equity investment revenue.

TABLE 4	Noninterest Income

Year Ended December 31 (Dollars in Millions)	2013	2012	2011	2013 v 2012	2012 v 2011
Credit and debit card revenue	$965	$892	$1,073	8.2%	(16.9)%
Corporate payment products revenue	706	744	734	(5.1)	1.4
Merchant processing services	1,458	1,395	1,355	4.5	3.0
ATM processing services	327	346	452	(5.5)	(23.5)
Trust and investment management fees	1,139	1,055	1,000	8.0	5.5
Deposit service charges	670	653	659	2.6	(.9)
Treasury management fees	538	541	551	(.6)	(1.8)
Commercial products revenue	859	878	841	(2.2)	4.4
Mortgage banking revenue	1,356	1,937	986	(30.0)	96.5
Investment products fees	178	150	129	18.7	16.3
Securities gains (losses), net	9	(15)	(31)	*	51.6
Other	569	743	1,011	(23.4)	(26.5)
Total noninterest income	$8,774	$9,319	$8,760	(5.8)%	6.4%

*	Not meaningful.

U.S. BANCORP	25

The $559 million (6.4 percent) increase in 2012 noninterest income over 2011 was due to strong mortgage banking revenue growth of 96.5 percent in 2012 over 2011, principally due to strong origination and sales revenue, as well as an increase in loan servicing revenue. In addition, merchant processing services revenue and investment products fees and commissions increased 3.0 percent and 16.3 percent, respectively, primarily due to higher transaction volumes. Trust and investment management fees increased 5.5 percent in 2012, compared with 2011, due to improved market conditions and business expansion. Commercial products revenue was 4.4 percent higher, principally driven by increases in high-grade bond underwriting fees and commercial loan fees. Net securities losses were 51.6 percent lower in 2012, compared with 2011, primarily due to higher realized gains on securities sold in 2012. Offsetting these positive variances was a 16.9 percent decrease in credit and debit card revenue due to lower debit card interchange fees as a result of 2011 legislation, net of mitigation efforts, and the impact of the inclusion of credit card balance transfer fees in interest income beginning in the first quarter of 2012. ATM processing services revenue was 23.5 percent lower, primarily due to excluding surcharge fees the Company passes through to others from revenue, beginning in the first quarter of 2012, rather than reporting those amounts in occupancy expense as in previous periods. Other income also decreased 26.5 percent in 2012, compared with 2011, primarily due to gains recorded in 2011 from the settlement of litigation related to the termination of a merchant processing referral agreement, and the acquisition of the operations of a bank from the FDIC of $263 million and $46 million, respectively, and a 2012 equity-method investment charge, partially offset by a 2012 gain on the sale of a credit card portfolio.

Noninterest Expense Noninterest expense in 2013 was $10.3 billion, compared with $10.5 billion in 2012 and $9.9 billion in 2011. The Company’s efficiency ratio was 52.4 percent in 2013, compared with 51.5 percent in 2012 and 51.8 percent in 2011. The $182 million (1.7 percent) decrease in noninterest expense in 2013 from 2012 was primarily due to reductions in professional services and other expenses. Professional services expense decreased 28.1 percent due to a reduction in mortgage servicing review-related costs. Other expense decreased 13.4 percent, reflecting the impact of the 2012 $80 million expense accrual for a mortgage foreclosure-related regulatory settlement, the impact of a 2012 accrual for the Company’s portion of an indemnification obligation associated with Visa Inc., and lower insurance-related costs and costs related to other real estate owned and FDIC insurance expense, partially offset by higher tax-advantaged project costs, including changes in the accounting presentation of certain investments in tax-advantaged projects during 2013. Those changes in presentation increased 2013 other expense $79 million, but had no impact on net income attributable to U.S. Bancorp, as the increase in noninterest expense was offset by the net impact of a $132 million reduction in income tax expense and a $53 million reduction in net income (loss) attributed to noncontrolling interests. In addition, other intangibles expense decreased 18.6 percent due to the reduction or completion of the amortization of certain intangibles. These decreases were partially offset by increases in other expense categories. Compensation expense increased 1.2 percent in 2013 over 2012, primarily as a result of growth in staffing for business initiatives and business expansion, and merit increases, partially offset by lower incentive and commission expense, reflecting a decrease in mortgage banking activity. Employee benefits expense increased 20.6 percent principally due to higher pension costs and staffing levels. In addition, net occupancy and equipment expense was 3.5 percent higher due to business initiatives and higher rent and maintenance costs, while technology and communications expense was 3.3 percent higher due to business expansion and technology projects.

TABLE 5	Noninterest Expense

Year Ended December 31 (Dollars in Millions)	2013	2012	2011	2013 v 2012	2012 v 2011
Compensation	$4,371	$4,320	$4,041	1.2%	6.9%
Employee benefits	1,140	945	845	20.6	11.8
Net occupancy and equipment	949	917	999	3.5	(8.2)
Professional services	381	530	383	(28.1)	38.4
Marketing and business development	357	388	369	(8.0)	5.1
Technology and communications	848	821	758	3.3	8.3
Postage, printing and supplies	310	304	303	2.0	.3
Other intangibles	223	274	299	(18.6)	(8.4)
Other	1,695	1,957	1,914	(13.4)	2.2
Total noninterest expense	$10,274	$10,456	$9,911	(1.7)%	5.5%
Efficiency ratio (a)	52.4%	51.5%	51.8%

(a)	Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding securities gains (losses), net.

26	U.S. BANCORP

The $545 million (5.5 percent) increase in noninterest expense in 2012 over 2011 was principally due to higher compensation expense, employee benefits expense and professional services expense. Compensation expense increased 6.9 percent, primarily as a result of growth in staffing for business initiatives and mortgage servicing-related activities, in addition to higher commissions and merit increases. Employee benefits expense increased 11.8 percent, principally due to higher pension and medical insurance costs and staffing levels. Professional services expense increased 38.4 percent, principally due to mortgage servicing review-related projects. In addition, technology and communications expense was 8.3 percent higher due to business expansion and technology projects. Other expense increased 2.2 percent in 2012 over 2011, reflecting the 2012 $80 million expense accrual for the mortgage foreclosure-related settlement, higher regulatory and insurance-related costs and the 2012 accrual related to Visa Inc., partially offset by a $130 million expense accrual related to mortgage servicing matters recorded in 2011, lower FDIC assessments and lower costs related to other real estate owned. These increases were partially offset by a decrease of 8.2 percent in net occupancy and equipment expense, principally reflecting the change in presentation of ATM surcharge revenue passed through to others, and a 8.4 percent decrease in other intangibles expense due to the reduction or completion of amortization of certain intangibles.

Pension Plans Because of the long-term nature of pension plans, the related accounting is complex and can be impacted by several factors, including investment funding policies, accounting methods and actuarial assumptions.

The Company’s pension accounting reflects the long-term nature of the benefit obligations and the investment horizon of plan assets. Amounts recorded in the financial statements reflect actuarial assumptions about participant benefits and plan asset returns. Changes in actuarial assumptions and differences in actual plan experience, compared with actuarial assumptions, are deferred and recognized in expense in future periods. Differences related to participant benefits are recognized in expense over the future service period of the employees. Differences related to the expected return on plan assets are included in expense over a period of approximately twelve years.

The Company expects pension expense to decrease $127 million in 2014, driven by an increase in the discount rate and favorable asset returns, partially offset by an increase related to plan participant life expectancy assumption changes. Because of the complexity of forecasting pension plan activities, the accounting methods utilized for pension plans, the Company’s ability to respond to factors affecting the plans and the hypothetical nature of actuarial assumptions, actual pension expense will differ from these amounts.

Refer to Note 16 of the Notes to the Consolidated Financial Statements for further information on the Company’s pension plan funding practices, investment policies and asset allocation strategies, and accounting policies for pension plans.

The following table shows an analysis of hypothetical changes in the long-term rate of return (“LTROR”) and discount rate:

LTROR (Dollars in Millions)	Down 100 Basis Points	Up 100 Basis Points
Incremental benefit (expense)	$(28)	$28
Percent of 2013 net income	(.30)%	.30%
Discount Rate (Dollars in Millions)	Down 100 Basis Points	Up 100 Basis Points
Incremental benefit (expense)	$(100)	$81
Percent of 2013 net income	(1.05)%	.85%

Income Tax Expense The provision for income taxes was $2.0 billion (an effective rate of 26.2 percent) in 2013, compared with $2.2 billion (an effective rate of 28.9 percent) in 2012 and $1.8 billion (an effective rate of 27.8 percent) in 2011.

For further information on income taxes, refer to Note 18 of the Notes to Consolidated Financial Statements.

Balance Sheet Analysis

Average earning assets were $315.1 billion in 2013, compared with $306.3 billion in 2012. The increase in average earning assets of $8.8 billion (2.9 percent) was primarily due to increases in loan balances of $12.1 billion (5.6 percent) and investment securities of $2.5 billion (3.5 percent), partially offset by decreases in loans held for sale of $2.1 billion (27.1 percent) and other earning assets of $3.7 billion (34.6 percent), primarily due to the deconsolidation of certain consolidated VIEs during 2013.

For average balance information, refer to Consolidated Daily Average Balance Sheet and Related Yields and Rates on pages 144 and 145.

Loans The Company’s loan portfolio was $235.2 billion at December 31, 2013, an increase of $11.9 billion (5.3 percent) from December 31, 2012. The increase was driven by growth in residential mortgages of $7.1 billion (16.2 percent), commercial loans of $3.8 billion (5.8 percent), commercial real estate loans of $2.9 billion (7.9 percent) and credit card loans of $906 million (5.3 percent), partially offset by a decrease in covered loans of $2.8 billion (25.2 percent). Table 6 provides a summary of the loan distribution by product type, while Table 12 provides a summary of the selected loan maturity distribution by loan category. Average total loans increased $12.1 billion (5.6 percent) in 2013, compared with 2012. The increase was due to growth in most loan portfolio classes in 2013.

U.S. BANCORP	27

Commercial Commercial loans, including lease financing, increased $3.8 billion (5.8 percent) as of December 31, 2013, compared with December 31, 2012. Average commercial loans increased $6.4 billion (10.6 percent) in 2013, compared with 2012. The growth was primarily driven by higher demand from new and existing customers. Table 7 provides a summary of commercial loans by industry and geographical locations.

Commercial Real Estate The Company’s portfolio of commercial real estate loans, which includes commercial mortgages and construction and development loans, increased $2.9 billion (7.9 percent) at December 31, 2013, compared with December 31, 2012. Average commercial real estate loans increased $1.7 billion (4.7 percent) in 2013, compared with 2012. The increases reflected higher demand from new and existing customers. Table 8 provides a summary of commercial real estate loans by property type and geographical location. The collateral for $726 million of commercial real estate loans included in covered loans at December 31, 2013 was in California, compared with $1.7 billion at December 31, 2012.

The Company reclassifies construction loans to the commercial mortgage category if permanent financing is provided by the Company. In 2013, approximately $404 million of construction loans were reclassified to the commercial mortgage category. At December 31, 2013 and 2012, $282 million and $225 million, respectively, of tax-exempt industrial development loans were secured by real estate. The Company’s commercial mortgage and construction and development loans had unfunded commitments of $10.2 billion and $9.0 billion at December 31, 2013 and 2012, respectively.

The Company also finances the operations of real estate developers and other entities with operations related to real estate. These loans are not secured directly by real estate but are subject to terms and conditions similar to commercial loans. These loans were included in the commercial loan category and totaled $3.4 billion and $3.1 billion at December 31, 2013 and 2012, respectively.

TABLE 6	Loan Portfolio Distribution

	2013		2012		2011		2010		2009
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Commercial
Commercial	$64,762	27.5%	$60,742	27.2%	$50,734	24.2%	$42,272	21.5%	$42,255	21.7%
Lease financing	5,271	2.3	5,481	2.5	5,914	2.8	6,126	3.1	6,537	3.4
Total commercial	70,033	29.8	66,223	29.7	56,648	27.0	48,398	24.6	48,792	25.1
Commercial Real Estate
Commercial mortgages	32,183	13.7	31,005	13.9	29,664	14.1	27,254	13.8	25,306	13.0
Construction and development	7,702	3.3	5,948	2.6	6,187	3.0	7,441	3.8	8,787	4.5
Total commercial real estate	39,885	17.0	36,953	16.5	35,851	17.1	34,695	17.6	34,093	17.5
Residential Mortgages
Residential mortgages	37,545	15.9	32,648	14.6	28,669	13.7	24,315	12.3	20,581	10.6
Home equity loans, first liens	13,611	5.8	11,370	5.1	8,413	4.0	6,417	3.3	5,475	2.8
Total residential mortgages	51,156	21.7	44,018	19.7	37,082	17.7	30,732	15.6	26,056	13.4
Credit Card	18,021	7.7	17,115	7.7	17,360	8.3	16,803	8.5	16,814	8.6
Other Retail
Retail leasing	5,929	2.5	5,419	2.4	5,118	2.4	4,569	2.3	4,568	2.3
Home equity and second mortgages	15,442	6.6	16,726	7.5	18,131	8.6	18,940	9.6	19,439	10.0
Revolving credit	3,276	1.4	3,332	1.5	3,344	1.6	3,472	1.8	3,506	1.8
Installment	5,709	2.4	5,463	2.4	5,348	2.6	5,459	2.8	5,455	2.8
Automobile	13,743	5.8	12,593	5.6	11,508	5.5	10,897	5.5	9,544	4.9
Student	3,579	1.5	4,179	1.9	4,658	2.2	5,054	2.5	4,629	2.4
Total other retail	47,678	20.2	47,712	21.3	48,107	22.9	48,391	24.5	47,141	24.2
Total loans, excluding covered loans	226,773	96.4	212,021	94.9	195,048	93.0	179,019	90.8	172,896	88.8
Covered Loans	8,462	3.6	11,308	5.1	14,787	7.0	18,042	9.2	21,859	11.2
Total loans	$235,235	100.0%	$223,329	100.0%	$209,835	100.0%	$197,061	100.0%	$194,755	100.0%

28	U.S. BANCORP

TABLE 7	Commercial Loans by Industry Group and Geography

	2013		2012
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
Industry Group
Manufacturing	$10,738	15.3%	$9,518	14.4%
Real estate, rental and leasing	6,788	9.7	5,855	8.8
Wholesale trade	6,346	9.1	6,297	9.5
Finance and insurance	5,864	8.4	6,579	9.9
Retail trade	5,401	7.7	4,735	7.2
Healthcare and social assistance	5,048	7.2	4,733	7.1
Public administration	3,934	5.6	4,709	7.1
Professional, scientific and technical services	2,747	3.9	2,185	3.3
Information	2,443	3.5	2,203	3.3
Transport and storage	2,322	3.3	2,549	3.9
Educational services	2,222	3.2	1,964	3.0
Arts, entertainment and recreation	2,214	3.2	2,124	3.2
Mining	2,094	3.0	2,122	3.2
Agriculture, forestry, fishing and hunting	1,508	2.1	1,553	2.4
Other services	1,507	2.1	1,670	2.5
Utilities	1,374	2.0	1,390	2.1
Other	7,483	10.7	6,037	9.1
Total	$70,033	100.0%	$66,223	100.0%
Geography
California	$8,748	12.5%	$8,081	12.2%
Colorado	2,970	4.2	2,722	4.1
Illinois	3,539	5.1	3,544	5.3
Minnesota	5,086	7.3	4,720	7.1
Missouri	2,893	4.1	2,922	4.4
Ohio	3,385	4.8	3,240	4.9
Oregon	1,941	2.8	1,792	2.7
Washington	2,823	4.0	2,626	4.0
Wisconsin	2,768	4.0	2,727	4.1
Iowa, Kansas, Nebraska, North Dakota, South Dakota	4,091	5.8	4,244	6.4
Arkansas, Indiana, Kentucky, Tennessee	4,024	5.8	3,545	5.4
Idaho, Montana, Wyoming	1,148	1.6	1,096	1.7
Arizona, Nevada, New Mexico, Utah	2,917	4.2	2,435	3.7
Total banking region	46,333	66.2	43,694	66.0
Florida, Michigan, New York, Pennsylvania, Texas	11,762	16.8	11,082	16.7
All other states	11,938	17.0	11,447	17.3
Total outside Company’s banking region	23,700	33.8	22,529	34.0
Total	$70,033	100.0%	$66,223	100.0%

Residential Mortgages Residential mortgages held in the loan portfolio at December 31, 2013, increased $7.1 billion (16.2 percent) over December 31, 2012. Average residential mortgages increased $7.7 billion (19.1 percent) in 2013, compared with 2012. The growth reflected origination and refinancing activity due to the low interest rate environment during the period. Residential mortgages originated and placed in the Company’s loan portfolio are primarily well secured jumbo mortgages and branch-originated first lien home equity loans to borrowers with high credit quality. The Company generally retains portfolio loans through maturity; however, the Company’s intent may change over time based upon various factors such as ongoing asset/liability management activities, assessment of product profitability, credit risk, liquidity needs, and capital implications. If the Company’s intent or ability to hold an existing portfolio loan changes, it is transferred to loans held for sale.

Credit Card Total credit card loans increased $906 million (5.3 percent) at December 31, 2013, compared with December 31, 2012. Average credit card balances increased $160 million (1.0 percent) in 2013, compared with 2012. The increases reflected customer growth during the period.

U.S. BANCORP	29

TABLE 8	Commercial Real Estate Loans by Property Type and Geography

	2013		2012
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
Property Type
Business owner occupied	$11,223	28.1%	$11,405	30.9%
Commercial property
Industrial	1,567	3.9	1,586	4.3
Office	5,173	13.0	4,833	13.1
Retail	4,503	11.3	4,537	12.3
Other commercial	4,253	10.7	3,735	10.1
Multi-family	7,886	19.8	6,857	18.5
Hotel/motel	3,251	8.1	2,569	6.9
Residential homebuilders	1,728	4.3	1,142	3.1
Health care facilities	301	.8	289	.8
Total	$39,885	100.0%	$36,953	100.0%
Geography
California	$9,148	22.9%	$8,039	21.8%
Colorado	1,781	4.5	1,644	4.5
Illinois	1,586	4.0	1,555	4.2
Minnesota	2,052	5.2	1,958	5.3
Missouri	1,573	3.9	1,560	4.2
Ohio	1,491	3.7	1,512	4.1
Oregon	1,999	5.0	1,921	5.2
Washington	3,548	8.9	3,586	9.7
Wisconsin	2,410	6.0	2,011	5.4
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,237	5.6	2,349	6.4
Arkansas, Indiana, Kentucky, Tennessee	1,718	4.3	1,886	5.1
Idaho, Montana, Wyoming	1,265	3.2	1,156	3.1
Arizona, Nevada, New Mexico, Utah	3,214	8.1	2,958	8.0
Total banking region	34,022	85.3	32,135	87.0
Florida, Michigan, New York, Pennsylvania, Texas	3,178	8.0	2,405	6.5
All other states	2,685	6.7	2,413	6.5
Total outside Company’s banking region	5,863	14.7	4,818	13.0
Total	$39,885	100.0%	$36,953	100.0%

Other Retail Total other retail loans, which include retail leasing, home equity and second mortgages and other retail loans, decreased $34 million (.1 percent) at December 31, 2013, compared with December 31, 2012. Average other retail loans decreased $813 million (1.7 percent) in 2013, compared with 2012. The decreases were primarily due to lower home equity and second mortgages and student loan balances, partially offset by higher auto and installment loans, and retail leasing balances.

TABLE 9	Residential Mortgages by Geography

	2013		2012
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
California	$8,754	17.1%	$6,022	13.7%
Colorado	3,012	5.9	2,674	6.1
Illinois	3,151	6.2	2,882	6.5
Minnesota	4,029	7.9	3,521	8.0
Missouri	2,224	4.3	2,064	4.7
Ohio	2,511	4.9	2,301	5.2
Oregon	2,104	4.1	1,836	4.2
Washington	2,868	5.6	2,543	5.8
Wisconsin	1,606	3.1	1,482	3.4
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,298	4.5	2,049	4.6
Arkansas, Indiana, Kentucky, Tennessee	3,510	6.9	3,233	7.3
Idaho, Montana, Wyoming	1,160	2.3	989	2.2
Arizona, Nevada, New Mexico, Utah	3,344	6.5	2,753	6.3
Total banking region	40,571	79.3	34,349	78.0
Florida, Michigan, New York, Pennsylvania, Texas	4,586	9.0	4,329	9.9
All other states	5,999	11.7	5,340	12.1
Total outside Company’s banking region	10,585	20.7	9,669	22.0
Total	$51,156	100.0%	$44,018	100.0%

30	U.S. BANCORP

TABLE 10	Credit Card Loans by Geography

	2013		2012
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
California	$1,856	10.3%	$1,757	10.3%
Colorado	688	3.8	665	3.9
Illinois	830	4.6	796	4.6
Minnesota	1,226	6.8	1,196	7.0
Missouri	647	3.6	616	3.6
Ohio	1,097	6.1	1,071	6.3
Oregon	613	3.4	597	3.5
Washington	801	4.4	771	4.5
Wisconsin	1,015	5.6	972	5.7
Iowa, Kansas, Nebraska, North Dakota, South Dakota	892	5.0	862	5.0
Arkansas, Indiana, Kentucky, Tennessee	1,408	7.8	1,342	7.8
Idaho, Montana, Wyoming	360	2.0	352	2.1
Arizona, Nevada, New Mexico, Utah	840	4.7	794	4.6
Total banking region	12,273	68.1	11,791	68.9
Florida, Michigan, New York, Pennsylvania, Texas	3,070	17.0	2,884	16.8
All other states	2,678	14.9	2,440	14.3
Total outside Company’s banking region	5,748	31.9	5,324	31.1
Total	$18,021	100.0%	$17,115	100.0%

TABLE 11	Other Retail Loans by Geography

	2013		2012
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
California	$5,785	12.1%	$5,545	11.6%
Colorado	1,921	4.0	2,068	4.3
Illinois	2,295	4.8	2,232	4.7
Minnesota	3,815	8.0	4,113	8.6
Missouri	2,160	4.5	2,234	4.7
Ohio	2,638	5.5	2,628	5.5
Oregon	1,627	3.4	1,748	3.7
Washington	1,793	3.8	1,954	4.1
Wisconsin	1,785	3.8	1,845	3.9
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,378	5.0	2,465	5.2
Arkansas, Indiana, Kentucky, Tennessee	2,824	5.9	2,772	5.8
Idaho, Montana, Wyoming	986	2.1	1,071	2.2
Arizona, Nevada, New Mexico, Utah	2,165	4.6	2,080	4.4
Total banking region	32,172	67.5	32,755	68.7
Florida, Michigan, New York, Pennsylvania, Texas	7,681	16.1	6,957	14.6
All other states	7,825	16.4	8,000	16.7
Total outside Company’s banking region	15,506	32.5	14,957	31.3
Total	$47,678	100.0%	$47,712	100.0%

Of the total residential mortgages, credit card and other retail loans outstanding at December 31, 2013, approximately 72.8 percent were to customers located in the Company’s primary banking region compared with 72.5 percent at December 31, 2012. Tables 9, 10 and 11 provide a geographic summary of residential mortgages, credit card loans and other retail loans outstanding, respectively, as of December 31, 2013 and 2012. The collateral for $3.9 billion of residential mortgages and other retail loans included in covered loans at December 31, 2013 was in California, compared with $5.1 billion at December 31, 2012.

Loans Held for Sale Loans held for sale, consisting primarily of residential mortgages to be sold in the secondary market, were $3.3 billion at December 31, 2013, compared with $8.0 billion at December 31, 2012. The decrease in loans held for sale was principally due to lower residential mortgage loan originations during the fourth quarter of 2013, compared with the fourth quarter of 2012.

Most of the residential mortgage loans the Company originates or purchases follow guidelines that allow the loans to be sold into existing, highly liquid secondary markets; in particular in government agency transactions and to government sponsored enterprises (“GSEs”).

U.S. BANCORP	31

TABLE 12	Selected Loan Maturity Distribution

At December 31, 2013 (Dollars in Millions)	One Year or Less	Over One Through Five Years	Over Five Years	Total
Commercial	$23,380	$42,810	$3,843	$70,033
Commercial real estate	8,338	24,915	6,632	39,885
Residential mortgages	2,563	8,100	40,493	51,156
Credit card	18,021	–	–	18,021
Other retail	9,296	25,491	12,891	47,678
Covered loans	1,629	2,027	4,806	8,462
Total loans	$63,227	$103,343	$68,665	$235,235

Total of loans due after one year with
Predetermined interest rates				$79,952
Floating interest rates				$92,056

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

Investment securities totaled $79.9 billion at December 31, 2013, compared with $74.5 billion at December 31, 2012. The $5.4 billion (7.1 percent) increase reflected $6.7 billion of net investment purchases, partially offset by a $1.2 billion unfavorable change in net unrealized gains (losses) on available-for-sale investment securities. Held-to-maturity securities were $38.9 billion at December 31, 2013, compared with $34.4 billion at December 31, 2012, primarily reflecting net purchases of U.S. government agency-backed securities made in anticipation of final liquidity coverage ratio regulatory requirements.

Average investment securities were $75.0 billion in 2013, compared with $72.5 billion in 2012. The weighted-average yield of the available-for-sale portfolio was 2.64 percent at December 31, 2013, compared with 2.93 percent at December 31, 2012. The average maturity of the available-for-sale portfolio was 6.0 years at December 31, 2013, compared with 4.1 years at December 31, 2012. The weighted-average yield of the held-to-maturity portfolio was 2.00 percent at December 31, 2013, compared with 1.94 percent at December 31, 2012. The average maturity of the held-to-maturity portfolio was 4.5 years at December 31, 2013, compared with 3.3 years at December 31, 2012. The increases in the weighted-average maturities from December 31, 2012 to December 31, 2013, related to the impact of higher interest rates on anticipated prepayments on mortgage-backed securities. Investment securities by type are shown in Table 13.

The Company’s available-for-sale securities are carried at fair value with changes in fair value reflected in other comprehensive income (loss) unless a security is deemed to be other-than-temporarily impaired. At December 31, 2013, the Company’s net unrealized losses on available-for-sale securities were $125 million, compared with unrealized gains of $1.1 billion at December 31, 2012. The unfavorable change in net unrealized gains (losses) was primarily due to decreases in the fair value of agency mortgage-backed and state and political securities as a result of increases in interest rates. Gross unrealized losses on available-for-sale securities totaled $775 million at December 31, 2013, compared with $147 million at December 31, 2012.

The Company conducts a regular assessment of its investment portfolio to determine whether any securities are other-than-temporarily impaired. When assessing unrealized losses for other-than-temporary impairment, the Company considers the nature of the investment, the financial condition of the issuer, the extent and duration of unrealized loss, expected cash flows of underlying assets and market conditions. At December 31, 2013, the Company had no plans to sell securities with unrealized losses, and believes it is more likely than not that it would not be required to sell such securities before recovery of their amortized cost.

There is limited market activity for non-agency mortgage-backed securities held by the Company. As a result, the Company estimates the fair value of these securities using estimates of expected cash flows, discount rates and management’s assessment of various other market factors, which are judgmental in nature. The Company recorded $14 million of impairment charges in earnings during 2013 on non-agency mortgage-backed securities. These impairment charges were due to changes in expected cash flows, primarily resulting from changes in voluntary prepayment and default assumptions in the underlying mortgage pools. Further adverse changes in market conditions may result in additional impairment charges in future periods.

During 2012, the Company recorded $46 million of impairment charges in earnings on non-agency mortgage-backed securities. These impairment charges were due to changes in expected cash flows primarily resulting from increases in defaults in the underlying mortgage pools. During 2012, the Company also recognized impairment charges of $27 million in earnings related to certain perpetual preferred securities issued by financial institutions, following the downgrades of money center banks by a rating agency.

32	U.S. BANCORP

TABLE 13	Investment Securities

	Available-for-Sale				Held-to-Maturity
At December 31, 2013 (Dollars in Millions)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield (e)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield (e)
U.S. Treasury and Agencies
Maturing in one year or less	$28	$28	.3	4.44%	$1,811	$1,814	.2	1.01%
Maturing after one year through five years	32	33	2.7	3.11	80	81	1.4	1.36
Maturing after five years through ten years	347	331	8.1	2.59	1,163	1,085	8.5	2.05
Maturing after ten years	701	653	14.7	2.39	60	60	11.3	1.75
Total	$1,108	$1,045	11.9	2.52%	$3,114	$3,040	3.6	1.42%
Mortgage-Backed Securities (a)
Maturing in one year or less	$226	$231	.6	2.63%	$9	$9	.6	2.77%
Maturing after one year through five years	13,864	13,752	3.9	2.16	22,441	22,217	3.7	2.30
Maturing after five years through ten years	16,000	16,007	5.9	1.91	12,424	12,159	5.7	1.66
Maturing after ten years	2,474	2,490	13.1	1.20	798	809	12.8	1.24
Total	$32,564	$32,480	5.5	1.97%	$35,672	$35,194	4.6	2.05%
Asset-Backed Securities (a)
Maturing in one year or less	$–	$–	–	7.65%	$–	$–	–	–%
Maturing after one year through five years	272	282	4.1	1.31	11	14	3.4	.79
Maturing after five years through ten years	364	371	7.6	2.57	4	4	7.1	.94
Maturing after ten years	–	–	17.6	5.15	1	9	20.8	.76
Total	$636	$653	6.1	2.03%	$16	$27	5.0	.82%
Obligations of State and Political Subdivisions (b) (c)
Maturing in one year or less	$70	$70	.4	6.16%	$–	$–	.4	7.48%
Maturing after one year through five years	4,671	4,772	2.6	6.72	3	3	2.0	9.52
Maturing after five years through ten years	445	438	6.6	5.80	2	2	7.3	7.85
Maturing after ten years	487	458	20.8	6.25	7	7	12.2	2.64
Total	$5,673	$5,738	4.5	6.60%	$12	$12	8.9	5.02%
Other Debt Securities
Maturing in one year or less	$6	$6	.2	1.16%	$6	$6	.5	1.60%
Maturing after one year through five years	–	–	–	–	76	76	1.9	1.12
Maturing after five years through ten years	–	–	–	–	24	13	6.8	.98
Maturing after ten years	734	640	21.5	2.71	–	–	–	–
Total	$740	$646	21.4	2.70%	$106	$95	2.9	1.12%
Other Investments	$338	$373	18.9	2.88%	$–	$–	–	–%
Total investment securities (d)	$41,059	$40,935	6.0	2.64%	$38,920	$38,368	4.5	2.00%

(a)	Information related to asset and mortgage-backed securities included above is presented based upon weighted-average maturities anticipating future prepayments.
(b)	Information related to obligations of state and political subdivisions is presented based upon yield to first optional call date if the security is purchased at a premium, yield to maturity if purchased at par or a discount.
(c)	Maturity calculations for obligations of state and political subdivisions are based on the first optional call date for securities with a fair value above par and contractual maturity for securities with a fair value equal to or below par.
(d)	The weighted-average maturity of the available-for-sale investment securities was 4.1 years at December 31, 2012, with a corresponding weighted-average yield of 2.93 percent. The weighted-average maturity of the held-to-maturity investment securities was 3.3 years at December 31, 2012, with a corresponding weighted-average yield of 1.94 percent.
(e)	Average yields are presented on a fully-taxable equivalent basis under a tax rate of 35 percent. Yields on available-for-sale and held-to-maturity investment securities are computed based on amortized cost balances, excluding any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity. Average yield and maturity calculations exclude equity securities that have no stated yield or maturity.

	2013		2012
At December 31 (Dollars in Millions)	Amortized Cost	Percent of Total	Amortized Cost	Percent of Total
U.S. Treasury and agencies	$4,222	5.3%	$4,365	5.9%
Mortgage-backed securities	68,236	85.3	61,019	83.1
Asset-backed securities	652	.8	637	.9
Obligations of state and political subdivisions	5,685	7.1	6,079	8.3
Other debt securities and investments	1,184	1.5	1,329	1.8
Total investment securities	$79,979	100.0%	$73,429	100.0%

U.S. BANCORP	33

TABLE 14	Deposits

The composition of deposits was as follows:

	2013		2012		2011		2010		2009
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Noninterest-bearing deposits	$76,941	29.4%	$74,172	29.8%	$68,579	29.7%	$45,314	22.2%	$38,186	20.8%
Interest-bearing deposits
Interest checking	52,140	19.9	50,430	20.2	45,933	19.9	43,183	21.2	38,436	21.0
Money market savings	59,772	22.8	50,987	20.5	45,854	19.9	46,855	22.9	40,848	22.3
Savings accounts	32,469	12.4	30,811	12.4	28,018	12.1	24,260	11.9	16,885	9.2
Total of savings deposits	144,381	55.1	132,228	53.1	119,805	51.9	114,298	56.0	96,169	52.5
Time certificates of deposit less than $100,000	11,784	4.5	13,744	5.5	14,952	6.5	15,083	7.4	18,966	10.4
Time deposits greater than $100,000
Domestic	9,527	3.6	12,148	4.8	12,583	5.4	12,330	6.0	16,858	9.2
Foreign	19,490	7.4	16,891	6.8	14,966	6.5	17,227	8.4	13,063	7.1
Total interest-bearing deposits	185,182	70.6	175,011	70.2	162,306	70.3	158,938	77.8	145,056	79.2
Total deposits	$262,123	100.0%	$249,183	100.0%	$230,885	100.0%	$204,252	100.0%	$183,242	100.0%

The maturity of time deposits was as follows:

At December 31, 2013 (Dollars in Millions)	Certificates Less Than $100,000	Time Deposits Greater Than $100,000	Total
Three months or less	$2,246	$21,372	$23,618
Three months through six months	1,519	1,495	3,014
Six months through one year	2,025	1,372	3,397
2015	3,364	2,431	5,795
2016	1,275	1,203	2,478
2017	718	662	1,380
2018	633	459	1,092
Thereafter	4	23	27
Total	$11,784	$29,017	$40,801

In December 2013, U.S. banking regulators approved final rules that prohibit banks from holding certain types of investments, such as investments in hedge and private equity funds. The Company does not anticipate the implementation of these final rules will require any significant liquidation of securities held or impairment charges.

Refer to Notes 4 and 21 in the Notes to Consolidated Financial Statements for further information on investment securities.

Deposits Total deposits were $262.1 billion at December 31, 2013, compared with $249.2 billion at December 31, 2012. The $12.9 billion (5.2 percent) increase in total deposits reflected organic growth in core deposits due to the overall “flight-to-quality” by customers, particularly in light of the expiration of unlimited insurance on noninterest-bearing transaction accounts and uncertainty about the United States Congress raising the domestic debt ceiling. Average total deposits increased $14.7 billion (6.3 percent) over 2012 due to increases in noninterest-bearing and total savings account balances.

Noninterest-bearing deposits at December 31, 2013, increased $2.8 billion (3.7 percent) over December 31, 2012, reflecting growth in Wholesale Banking and Commercial Real Estate balances. Average noninterest-bearing deposits increased $1.8 billion (2.6 percent) in 2013, compared with 2012, primarily due to higher average Consumer and Small Business Banking balances.

Interest-bearing savings deposits increased $12.2 billion (9.2 percent) at December 31, 2013, compared with December 31, 2012. The increase related to money market savings, interest checking and savings account balances. The $8.8 billion (17.2 percent) increase in money market savings account balances was primarily due to higher Wholesale Banking and Commercial Real Estate and Wealth Management and Securities Services balances. The $1.7 billion (3.4 percent) increase in interest checking account balances was primarily due to higher Consumer and Small Business Banking and corporate trust balances, partially offset by lower broker-dealer balances. The $1.7 billion (5.4 percent) increase in savings account balances reflected continued strong participation in a

34	U.S. BANCORP

savings product offered by Consumer and Small Business Banking. Average interest-bearing savings deposits in 2013 increased $14.3 billion (11.7 percent), compared with 2012, primarily due to growth in Consumer and Small Business Banking, Wholesale and Commercial Real Estate, and corporate trust balances.

Interest-bearing time deposits at December 31, 2013, decreased $2.0 billion (4.6 percent), compared with December 31, 2012, driven primarily by a decrease in time certificates of deposit less than $100,000. Time certificates of deposit less than $100,000 decreased $2.0 billion (14.3 percent) at December 31, 2013, compared with December 31, 2012. Average time certificates of deposit less than $100,000 decreased $1.7 billion (11.8 percent) in 2013, compared with 2012. The decreases were the result of lower Consumer and Small Business Banking balances primarily due to maturities. Time deposits greater than $100,000 were essentially unchanged at December 31, 2013, compared with December 31, 2012. Average time deposits greater than $100,000 in 2013 increased $356 million (1.1 percent), compared with 2012. Time deposits greater than $100,000 are managed as an alternative to other funding sources such as wholesale borrowing, based largely on relative pricing.

Borrowings The Company utilizes both short-term and long-term borrowings as part of its asset/liability management and funding strategies. Short-term borrowings, which include federal funds purchased, commercial paper, repurchase agreements, borrowings secured by high-grade assets and other short-term borrowings, were $27.6 billion at December 31, 2013, compared with $26.3 billion at December 31, 2012. The $1.3 billion (5.0 percent) increase in short-term borrowings was primarily due to higher commercial paper balances, partially offset by lower repurchase agreement, federal funds purchased and other short-term borrowings balances.

Long-term debt was $20.0 billion at December 31, 2013, compared with $25.5 billion at December 31, 2012. The $5.5 billion (21.4 percent) decrease was primarily due to a $4.5 billion decrease in long-term debt related to the deconsolidation of certain consolidated VIEs and $2.9 billion of medium-term note maturities, partially offset by the issuance of $1.5 billion of medium-term notes. Refer to Note 12 of the Notes to Consolidated Financial Statements for additional information regarding long-term debt and the “Liquidity Risk Management” section for discussion of liquidity management of the Company.

Corporate Risk Profile

Overview Managing risks is an essential part of successfully operating a financial services company. The Company’s Board of Directors has approved a risk appetite statement and framework for the Company which defines acceptable levels of risk taking, including risk limits, and establishes the governance and oversight activities over risk management and reporting. Compliance with the risk appetite statement is monitored by the Company’s Board of Directors and the management Executive Risk Committee. Within this framework, the Company has established quantitative measurements and qualitative considerations for monitoring risk across the Company.

The Company’s most prominent risk exposures are credit, residual value, operational, interest rate, market, liquidity and reputation risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan, investment or derivative contract when it is due. Residual value risk is the potential reduction in the end-of-term value of leased assets. Operational risk includes risks related to fraud, processing errors, technology, breaches of internal controls and in data security, and business continuation and disaster recovery. Operational risk also includes legal and compliance risks, including risks arising from the failure to adhere to laws, rules, regulations and internal policies and procedures. Interest rate risk is the potential reduction of net interest income as a result of changes in interest rates, which can affect the re-pricing of assets and liabilities differently. Market risk arises from fluctuations in interest rates, foreign exchange rates, and security prices that may result in changes in the values of financial instruments, such as trading and available-for-sale securities, mortgage loans held for sale, MSRs and derivatives that are accounted for on a fair value basis. Liquidity risk is the possible inability to fund obligations to depositors, investors or borrowers. Further, corporate strategic decisions, as well as the risks described above, could give rise to reputation risk. Reputation risk is the risk that negative publicity or press, whether true or not, could result in costly litigation or cause a decline in the Company’s stock value, customer base, funding sources or revenue. In addition to the risks identified above, other risk factors exist that may impact the Company. Refer to “Risk Factors” beginning on page 147, for a detailed discussion of these factors.

The Company’s risk management governance approach is designed to ensure specific lines of risk management accountability and escalation of key risk information. Under the guidance of the Executive Risk Committee, designated risk management personnel implement risk management policies and interact with the Company’s business lines to monitor significant risks on a regular basis. In addition, risk management personnel help promote a culture of compliance through compliance program standards and policies, and through oversight, credible challenge, advice, monitoring, testing and reporting with respect to the Company’s adherence to laws, rules, regulations and internal policies and procedures.

U.S. BANCORP	35

Management also provides various risk-related reporting to the Risk Management Committee of the Board of Directors. The Risk Management Committee discusses with management the Company’s risk management performance quarterly, covering the status of existing matters, areas of potential future concern, and specific information on certain types of loss events. The discussion also covers quarterly reports by management assessing the Company’s performance relative to the risk appetite statement and the associated risk tolerance limits, including:

•	Qualitative considerations, such as macroeconomic environment, regulatory and compliance changes, litigation developments, and technology and cybersecurity;
•	Capital ratios and regulatory projections, including regulatory measures and stressed scenarios;
•	Credit measures, including adversely rated and nonperforming loans, leveraged transactions, credit concentrations and lending limits;
•	Market risk, including interest rate risk, market value and net income simulation, and trading-related Value at Risk; and
•	Operational risk, including operational losses, system availability performance, and various regulatory compliances measures.

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

The Company categorizes its loan portfolio into three segments, which is the level at which it develops and documents a systematic methodology to determine the allowance for credit losses. The Company’s three loan portfolio segments are commercial lending, consumer lending and covered loans. The commercial lending segment includes loans and leases made to small business, middle market, large corporate, commercial real estate, financial institution, non-profit and public sector customers. Key risk characteristics relevant to commercial lending segment loans include the industry and geography of the borrower’s business, purpose of the loan, repayment source, borrower’s debt capacity and financial flexibility, loan covenants, and nature of pledged collateral, if any. These risk characteristics, among others, are considered in determining estimates about the likelihood of default by the borrowers and the severity of loss in the event of default. The Company considers these risk characteristics in assigning internal risk ratings to, or forecasting losses on, these loans which are the significant factors in determining the allowance for credit losses for loans in the commercial lending segment.

The consumer lending segment represents loans and leases made to consumer customers including residential mortgages, credit card loans, and other retail loans such as revolving consumer lines, auto loans and leases, student loans, and home equity loans and lines. Home equity or

36	U.S. BANCORP

second mortgage loans are junior lien closed-end accounts fully disbursed at origination. These loans typically are fixed rate loans, secured by residential real estate, with a 10 or 15 year fixed payment amortization schedule. Home equity lines are revolving accounts giving the borrower the ability to draw and repay balances repeatedly, up to a maximum commitment, and are secured by residential real estate. These include accounts in either a first or junior lien position. Typical terms on home equity lines in the portfolio are variable rates benchmarked to the prime rate, with a 15-year draw period during which a minimum payment is equivalent to the monthly interest, followed by a 10-year amortization period. A new 10-year draw and 20-year amortization product was introduced during 2013 to provide customers the option to repay their outstanding balances over a longer period. At December 31, 2013, substantially all of the Company’s home equity lines were in the draw period. Key risk characteristics relevant to consumer lending segment loans primarily relate to the borrowers’ capacity and willingness to repay and include unemployment rates and other economic factors, customer payment history and in some cases, updated LTV information on real estate based loans. These risk characteristics, among others, are reflected in forecasts of delinquency levels, bankruptcies and losses which are the primary factors in determining the allowance for credit losses for the consumer lending segment.

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

Although economic conditions generally have stabilized from the dramatic downturn experienced in 2008 and 2009, and the financial markets have generally improved, business activities across a range of industries continue to face difficulties due to lower consumer confidence and spending, continued elevated unemployment and under-employment, and continued stress in the residential mortgage portfolio. Credit costs peaked for the Company in late 2009 and have trended downward thereafter. The provision for credit losses was lower than net charge-offs by $125 million in 2013, $215 million in 2012 and $500 million in 2011. The $542 million (28.8 percent) decrease in the provision for credit losses in 2013, compared with 2012, reflected improving credit trends and the underlying risk profile of the loan portfolio as economic conditions continued to slowly improve, partially offset by portfolio growth.

Credit Diversification The Company manages its credit risk, in part, through diversification of its loan portfolio and limit setting by product type criteria and concentrations. As part of its normal business activities, the Company offers a broad array of traditional commercial lending products and specialized products such as asset-based lending, commercial lease financing, agricultural credit, warehouse mortgage lending, small business lending, commercial real estate, health care and correspondent banking. The Company also offers an array of consumer lending products, including residential mortgages, credit card loans, auto loans, retail leases, home equity, revolving credit and other consumer loans. These consumer lending products are

U.S. BANCORP	37

primarily offered through the branch office network, home mortgage and loan production offices and indirect distribution channels, such as auto dealers. The Company monitors and manages the portfolio diversification by industry, customer and geography. Table 6 provides information with respect to the overall product diversification and changes in the mix during 2013.

The commercial loan class is diversified among various industries with somewhat higher concentrations in manufacturing, wholesale trade, finance and insurance, and real estate, rental and leasing. Additionally, the commercial loan class is diversified across the Company’s geographical markets with 66.2 percent of total commercial loans within the Company’s Consumer and Small Business Banking markets. Credit relationships outside of the Company’s Consumer and Small Business Banking markets relate to the corporate banking, mortgage banking, auto dealer and leasing businesses, focusing on large national customers and specifically targeted industries. Loans to mortgage banking customers are primarily warehouse lines which are collateralized with the underlying mortgages. The Company regularly monitors its mortgage collateral position to manage its risk exposure. Table 7 provides a summary of significant industry groups and geographical locations of commercial loans outstanding at December 31, 2013 and 2012.

The commercial real estate loan class reflects the Company’s focus on serving business owners within its geographic footprint as well as regional and national investment-based real estate owners and builders. Within the commercial real estate loan class, different property types have varying degrees of credit risk. Table 8 provides a summary of the significant property types and geographical locations of commercial real estate loans outstanding at December 31, 2013 and 2012. At December 31, 2013, approximately 28.1 percent of the commercial real estate loans represented business owner-occupied properties that tend to exhibit less credit risk than non owner-occupied properties. The investment-based real estate mortgages are diversified among various property types with somewhat higher concentrations in multi-family, office and retail properties. From a geographical perspective, the Company’s commercial real estate loan class is generally well diversified. However, at December 31, 2013, 22.9 percent of the Company’s commercial real estate loans were secured by collateral in California, which has historically experienced higher delinquency levels and credit quality deterioration in recessionary periods due to excess home inventory levels and declining valuations. Included in commercial real estate at year-end 2013 was approximately $463 million in loans related to land held for development and $566 million of loans related to residential and commercial acquisition and development properties. These loans are subject to quarterly monitoring for changes in local market conditions due to a higher credit risk profile. The commercial real estate loan class is diversified across the Company’s geographical markets with 85.3 percent of total commercial real estate loans outstanding at December 31, 2013, within the Company’s Consumer and Small Business Banking markets.

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

Residential mortgages are originated through the Company’s branches, loan production offices and a wholesale network of originators. The Company may retain residential mortgage loans it originates on its balance sheet or sell the loans into the secondary market while retaining the servicing rights and customer relationships. Utilizing the secondary markets enables the Company to effectively reduce its credit and other asset/liability risks. For residential mortgages that are retained in the Company’s portfolio and for home equity and second mortgages, credit risk is also diversified by geography and managed by adherence to LTV and borrower credit criteria during the underwriting process.

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

38	U.S. BANCORP

The following tables provide summary information for the LTVs of residential mortgages and home equity and second mortgages by borrower type at December 31, 2013:

Residential mortgages (Dollars in Millions)	Interest Only	Amortizing	Total	Percent of Total
Prime Borrowers
Less than or equal to 80%	$2,188	$35,163	$37,351	86.7%
Over 80% through 90%	394	2,530	2,924	6.8
Over 90% through 100%	311	988	1,299	3.0
Over 100%	456	973	1,429	3.3
No LTV available	–	83	83	.2
Total	$3,349	$39,737	$43,086	100.0%
Sub-Prime Borrowers
Less than or equal to 80%	$2	$630	$632	45.3%
Over 80% through 90%	2	229	231	16.6
Over 90% through 100%	3	199	202	14.5
Over 100%	4	326	330	23.6
No LTV available	–	–	–	–
Total	$11	$1,384	$1,395	100.0%
Other Borrowers
Less than or equal to 80%	$9	$431	$440	48.4%
Over 80% through 90%	2	206	208	22.9
Over 90% through 100%	1	86	87	9.6
Over 100%	2	172	174	19.1
No LTV available	–	–	–	–
Total	$14	$895	$909	100.0%
Loans Purchased From GNMA Mortgage Pools (a)	$–	$5,766	$5,766	100.0%
Total
Less than or equal to 80%	$2,199	$36,224	$38,423	75.1%
Over 80% through 90%	398	2,965	3,363	6.6
Over 90% through 100%	315	1,273	1,588	3.1
Over 100%	462	1,471	1,933	3.8
No LTV available	–	83	83	.1
Loans purchased from GNMA mortgage pools (a)	–	5,766	5,766	11.3
Total	$3,374	$47,782	$51,156	100.0%

(a)	Represents loans purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose payments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.

Home equity and second mortgages (Dollars in Millions)	Lines	Loans	Total	Percent of Total
Prime Borrowers
Less than or equal to 80%	$8,776	$589	$9,365	63.9%
Over 80% through 90%	2,112	252	2,364	16.1
Over 90% through 100%	1,061	154	1,215	8.3
Over 100%	1,211	253	1,464	10.0
No LTV/CLTV available	221	33	254	1.7
Total	$13,381	$1,281	$14,662	100.0%
Sub-Prime Borrowers
Less than or equal to 80%	$44	$28	$72	24.3%
Over 80% through 90%	15	26	41	13.8
Over 90% through 100%	13	36	49	16.6
Over 100%	26	108	134	45.3
No LTV/CLTV available	–	–	–	–
Total	$98	$198	$296	100.0%
Other Borrowers
Less than or equal to 80%	$355	$10	$365	75.4%
Over 80% through 90%	75	5	80	16.6
Over 90% through 100%	17	2	19	3.9
Over 100%	14	4	18	3.7
No LTV/CLTV available	2	–	2	.4
Total	$463	$21	$484	100.0%
Total
Less than or equal to 80%	$9,175	$627	$9,802	63.5%
Over 80% through 90%	2,202	283	2,485	16.1
Over 90% through 100%	1,091	192	1,283	8.3
Over 100%	1,251	365	1,616	10.5
No LTV/CLTV available	223	33	256	1.6
Total	$13,942	$1,500	$15,442	100.0%

U.S. BANCORP	39

At December 31, 2013, approximately $1.4 billion of residential mortgages were to customers that may be defined as sub-prime borrowers based on credit scores from independent agencies at loan origination, compared with $1.6 billion at December 31, 2012. In addition to residential mortgages, at December 31, 2013, $.3 billion of home equity and second mortgage loans and lines were to customers that may be defined as sub-prime borrowers, compared with $.4 billion at December 31, 2012. The total amount of consumer lending segment residential mortgage, home equity and second mortgage loans to customers that may be defined as sub-prime borrowers represented only .5 percent of total assets at December 31, 2013, compared with .6 percent at December 31, 2012. The Company considers sub-prime loans to be those made to borrowers with a risk of default significantly higher than those approved for prime lending programs, as reflected in credit scores obtained from independent agencies at loan origination, in addition to other credit underwriting criteria. Sub-prime portfolios include only loans originated according to the Company’s underwriting programs specifically designed to serve customers with weakened credit histories. The sub-prime designation indicators have been and will continue to be subject to re-evaluation over time as borrower characteristics, payment performance and economic conditions change. The sub-prime loans originated during periods from June 2009 and after are with borrowers who met the Company’s program guidelines and have a credit score that generally is at or below a threshold of 620 to 650 at loan origination, depending on the program. Sub-prime loans originated during periods prior to June 2009 were based upon program level guidelines without regard to credit score.

Covered loans included $986 million in loans with negative-amortization payment options at December 31, 2013, compared with $1.3 billion at December 31, 2012. Other than covered loans, the Company does not have any residential mortgages with payment schedules that would cause balances to increase over time.

Home equity and second mortgages were $15.4 billion at December 31, 2013, compared with $16.7 billion at December 31, 2012, and included $4.7 billion of home equity lines in a first lien position and $10.7 billion of home equity and second mortgage loans and lines in a junior lien position. Loans and lines in a junior lien position at December 31, 2013, included approximately $3.9 billion of loans and lines for which the Company also serviced the related first lien loan, and approximately $6.8 billion where the Company did not service the related first lien loan. The Company was able to determine the status of the related first liens using information the Company has as the servicer of the first lien or information reported on customer credit bureau files. The Company also evaluates other indicators of credit risk for these junior lien loans and lines including delinquency, estimated average CLTV ratios and updated weighted-average credit scores in making its assessment of credit risk, related loss estimates and determining the allowance for credit losses.

The following table provides a summary of delinquency statistics and other credit quality indicators for the Company’s junior lien positions at December 31, 2013:

	Junior Liens Behind
(Dollars in Millions)	Company Owned or Serviced First Lien	Third Party First Lien	Total
Total	$3,901	$6,813	$10,714
Percent 30-89 days past due	.55%	.80%	.71%
Percent 90 days or more past due	.13%	.21%	.18%
Weighted-average CLTV	78%	76%	77%
Weighted-average credit score	748	742	744

See the Analysis and Determination of the Allowance for Credit Losses section for additional information on how the Company determines the allowance for credit losses for loans in a junior lien position.

Credit card and other retail loans principally reflect the Company’s focus on consumers within its geographical footprint of branches and certain niche lending activities that are nationally focused. Approximately 67.8 percent of the Company’s credit card balances relate to cards originated through the Company’s branches or co-branded, travel and affinity programs that generally experience better credit quality performance than portfolios generated through other channels.

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

40	U.S. BANCORP

TABLE 15	Delinquent Loan Ratios as a Percent of Ending Loan Balances

At December 31, 90 days or more past due excluding nonperforming loans	2013	2012	2011	2010	2009
Commercial
Commercial	.08%	.10%	.09%	.15%	.25%
Lease financing	–	–	–	.02	–
Total commercial	.08	.09	.08	.13	.22
Commercial Real Estate
Commercial mortgages	.02	.02	.02	–	–
Construction and development	.30	.02	.13	.01	.07
Total commercial real estate	.07	.02	.04	–	.02
Residential Mortgages (a)	.65	.64	.98	1.63	2.80
Credit Card	1.17	1.27	1.36	1.86	2.59
Other Retail
Retail leasing	–	.02	.02	.05	.11
Other	.21	.22	.43	.49	.57
Total other retail (b)	.18	.20	.38	.45	.53
Total loans, excluding covered loans	.31	.31	.43	.61	.88
Covered Loans	5.63	5.86	6.15	6.04	3.59
Total loans	.51%	.59%	.84%	1.11%	1.19%

At December 31, 90 days or more past due including nonperforming loans	2013	2012	2011	2010	2009
Commercial	.27%	.27%	.63%	1.37%	2.25%
Commercial real estate	.83	1.50	2.55	3.73	5.22
Residential mortgages (a)	2.16	2.14	2.73	3.70	4.59
Credit card	1.60	2.12	2.65	3.22	3.43
Other retail (b)	.58	.66	.52	.58	.66
Total loans, excluding covered loans	.97	1.11	1.54	2.19	2.87
Covered loans	7.13	9.28	12.42	12.94	9.76
Total loans	1.19%	1.52%	2.30%	3.17%	3.64%

(a)	Delinquent loan ratios exclude $3.7 billion, $3.2 billion, $2.6 billion, $2.6 billion, and $2.2 billion at December 31, 2013, 2012, 2011, 2010 and 2009, respectively, of loans purchased from GNMA mortgage pools whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. Including these loans, the ratio of residential mortgages 90 days or more past due including all nonperforming loans was 9.34 percent, 9.45 percent, 9.84 percent, 12.28 percent, and 12.86 percent at December 31, 2013, 2012, 2011, 2010, and 2009, respectively.
(b)	Delinquent loan ratios exclude student loans that are guaranteed by the federal government. Including these loans, the ratio of total other retail loans 90 days or more past due including all nonperforming loans was .93 percent, 1.08 percent, .99 percent, 1.04 percent, and .91 percent at December 31, 2013, 2012, 2011, 2010, and 2009, respectively.

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

Accruing loans 90 days or more past due totaled $1.2 billion ($713 million excluding covered loans) at December 31, 2013, compared with $1.3 billion ($660 million excluding covered loans) at December 31, 2012, and $1.8 billion ($843 million excluding covered loans) at

U.S. BANCORP	41

December 31, 2011. The $53 million (8.0 percent) increase, excluding covered loans, from December 31, 2012 to December 31, 2013, primarily reflected an increase in restructured residential mortgages in trial period arrangements that have yet to be re-aged upon permanent modification. These loans are not included in nonperforming assets and continue to accrue interest because they are adequately secured by collateral, are in the process of collection and are reasonably expected to result in repayment or restoration to current status, or are managed in homogeneous portfolios with specified charge-off timeframes adhering to regulatory guidelines. The ratio of accruing loans 90 days or more past due to total loans was .51 percent (.31 percent excluding covered loans) at December 31, 2013, compared with .59 percent (.31 percent excluding covered loans) at December 31, 2012, and .84 percent (.43 percent excluding covered loans) at December 31, 2011.

The following table provides summary delinquency information for residential mortgages, credit card and other retail loans included in the consumer lending segment:

At December 31 (Dollars in Millions)	Amount		As a Percent of Ending Loan Balances
	2013	2012	2013	2012
Residential mortgages (a)
30-89 days	$358	$348	.70%	.79%
90 days or more	333	281	.65	.64
Nonperforming	770	661	1.51	1.50
Total	$1,461	$1,290	2.86%	2.93%
Credit card
30-89 days	$226	$227	1.25%	1.33%
90 days or more	210	217	1.17	1.27
Nonperforming	78	146	.43	.85
Total	$514	$590	2.85%	3.45%
Other retail
Retail leasing
30-89 days	$11	$12	.18%	.22%
90 days or more	–	1	–	.02
Nonperforming	1	1	.02	.02
Total	$12	$14	.20%	.26%
Home equity and second mortgages
30-89 days	$102	$126	.66%	.76%
90 days or more	49	51	.32	.30
Nonperforming	167	189	1.08	1.13
Total	$318	$366	2.06%	2.19%
Other (b)
30-89 days	$132	$152	.50%	.59%
90 days or more	37	44	.14	.17
Nonperforming	23	27	.09	.11
Total	$192	$223	.73%	.87%

(a)	Excludes $440 million of loans 30-89 days past due and $3.7 billion of loans 90 days or more past due at December 31, 2013, purchased from GNMA mortgage pools that continue to accrue interest, compared with $441 million and $3.2 billion at December 31, 2012, respectively.
(b)	Includes revolving credit, installment, automobile and student loans.

The following tables provide further information on residential mortgages and home equity and second mortgages as a percent of ending loan balances by borrower type at December 31:

Residential mortgages (a)	2013	2012
Prime Borrowers
30-89 days	.55%	.65%
90 days or more	.55	.58
Nonperforming	1.31	1.36
Total	2.41%	2.59%
Sub-Prime Borrowers
30-89 days	7.60%	6.41%
90 days or more	6.02	3.89
Nonperforming	13.19	9.60
Total	26.81%	19.90%
Other Borrowers
30-89 days	1.65%	.97%
90 days or more	1.43	.97
Nonperforming	2.09	1.83
Total	5.17%	3.77%

(a)	Excludes delinquent and nonperforming information on loans purchased from GNMA mortgage pools as their repayments are primarily insured by the Federal Housing
Administration or guaranteed by the Department of Veterans Affairs.

Home equity and second mortgages	2013	2012
Prime Borrowers
30-89 days	.57%	.64%
90 days or more	.27	.28
Nonperforming	.98	1.03
Total	1.82%	1.95%
Sub-Prime Borrowers
30-89 days	4.39%	4.92%
90 days or more	2.03	1.36
Nonperforming	4.73	4.10
Total	11.15%	10.38%
Other Borrowers
30-89 days	1.24%	1.41%
90 days or more	.62	.47
Nonperforming	1.86	2.35
Total	3.72%	4.23%

The following table provides summary delinquency information for covered loans:

At December 31 (Dollars in Millions)	Amount		As a Percent of Ending Loan Balances
	2013	2012	2013	2012
30-89 days	$166	$359	1.96%	3.18%
90 days or more	476	663	5.63	5.86
Nonperforming	127	386	1.50	3.41
Total	$769	$1,408	9.09%	12.45%

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

42	U.S. BANCORP

the revised terms and conditions and has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles. At December 31, 2013, performing TDRs were $6.0 billion, compared with $5.6 billion and $4.9 billion at December 31, 2012 and 2011, respectively. Loans classified as TDRs are considered impaired loans for reporting and measurement purposes.

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

The Company has also implemented certain residential mortgage loan restructuring programs that may result in TDRs. The Company participates in the U.S. Department of the Treasury Home Affordable Modification Program (“HAMP”). HAMP gives qualifying homeowners an opportunity to permanently modify their loan and achieve more affordable monthly payments, with the U.S. Department of the Treasury compensating the Company for a portion of the reduction in monthly amounts due from borrowers participating in this program. The Company also modifies residential mortgage loans under Federal Housing Administration, Department of Veterans Affairs, and its own internal programs. Under these programs, the Company provides concessions to qualifying borrowers experiencing financial difficulties. The concessions may include adjustments to interest rates, conversion of adjustable rates to fixed rates, extensions of maturity dates or deferrals of payments, capitalization of accrued interest and/or outstanding advances, or in limited situations, partial forgiveness of loan principal. In most instances, participation in residential mortgage loan restructuring programs requires the customer to complete a short-term trial period. A permanent loan modification is contingent on the customer successfully completing the trial period arrangement and the loan documents are not modified until that time. The Company reports loans in a trial period arrangement as TDRs.

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

The following table provides a summary of TDRs by loan class, including the delinquency status for TDRs that continue to accrue interest and TDRs included in nonperforming assets:

		As a Percent of Performing TDRs
At December 31, 2013 (Dollars in Millions)	Performing TDRs	30-89 Days Past Due	90 Days or More Past Due	Nonperforming TDRs		Total TDRs
Commercial	$248	3.0%	1.1%	$100	(a)	$348
Commercial real estate	390	1.7	2.3	143	(b)	533
Residential mortgages	1,997	7.4	7.9	460		2,457	(d)
Credit card	232	8.6	6.4	78	(c)	310
Other retail	200	6.1	4.3	69	(c)	269	(e)
TDRs, excluding GNMA and covered loans	3,067	6.3	6.3	850		3,917
Loans purchased from GNMA mortgage pools	2,607	7.4	66.6	–		2,607	(f)
Covered loans	325	.9	1.1	50		375
Total	$5,999	6.5%	32.2%	$900		$6,899

(a)	Primarily represents loans less than six months from the modification date that have not met the performance period required to return to accrual status (generally six months) and small business credit cards with a modified rate equal to 0 percent.
(b)	Primarily represents loans less than six months from the modification date that have not met the performance period required to return to accrual status (generally six months).
(c)	Primarily represents loans with a modified rate equal to 0 percent.
(d)	Includes $281 million of residential mortgage loans to borrowers that have had debt discharged through bankruptcy and $124 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.
(e)	Includes $146 million of other retail loans to borrowers that have had debt discharged through bankruptcy and $3 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.
(f)	Includes $474 million of Federal Housing Administration and Department of Veterans Affairs residential mortgage loans to borrowers that have had debt discharged through bankruptcy and $987 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.

U.S. BANCORP	43

Short-term Modifications The Company makes short-term modifications that it does not consider to be TDRs, in limited circumstances, to assist borrowers experiencing temporary hardships. Consumer lending programs include payment reductions, deferrals of up to three past due payments, and the ability to return to current status if the borrower makes required payments. The Company may also make short-term modifications to commercial lending loans, with the most common modification being an extension of the maturity date of three months or less. Such extensions generally are used when the maturity date is imminent and the borrower is experiencing some level of financial stress, but the Company believes the borrower will pay all contractual amounts owed. Short-term modifications were not material at December 31, 2013.

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

At December 31, 2013, total nonperforming assets were $2.0 billion, compared with $2.7 billion at December 31, 2012 and $3.8 billion at December 31, 2011. Excluding covered assets, nonperforming assets were $1.8 billion at December 31, 2013, compared with $2.1 billion at December 31, 2012 and $2.6 billion at December 31, 2011. The $275 million (13.2 percent) decrease in nonperforming assets, excluding covered assets, from December 31, 2012 to December 31, 2013, was primarily driven by reductions in the commercial mortgage and construction and development portfolios, as well as credit card loans. Nonperforming covered assets at December 31, 2013 were $224 million, compared with $583 million at December 31, 2012 and $1.2 billion at December 31, 2011. These assets are covered by loss sharing agreements with the FDIC that substantially reduce the risk of credit losses to the Company. The ratio of total nonperforming assets to total loans and other real estate was .86 percent (.80 percent excluding covered assets) at December 31, 2013, compared with 1.19 percent (.98 percent excluding covered assets) at December 31, 2012 and 1.79 percent (1.32 percent excluding covered assets) at December 31, 2011.

Other real estate owned, excluding covered assets, was $327 million at December 31, 2013, compared with $381 million at December 31, 2012 and $404 million at December 31, 2011, and was related to foreclosed properties that previously secured loan balances. These balances exclude foreclosed GNMA loans whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.

The following table provides an analysis of other real estate owned, excluding covered assets, as a percent of their related loan balances, including geographical location detail for residential (residential mortgage, home equity and second mortgage) and commercial (commercial and commercial real estate) loan balances:

At December 31 (Dollars in Millions)	Amount		As a Percent of Ending Loan Balances
	2013	2012	2013	2012
Residential
Florida	$17	$14	1.03%	1.55%
Ohio	17	13	.52	.51
Washington	16	14	.40	.38
California	15	16	.13	.18
Minnesota	15	20	.24	.34
All other states	186	191	.47	.49
Total residential	266	268	.40	.44
Commercial
California	14	8	.08	.05
Missouri	14	17	.30	.37
Tennessee	5	7	.25	.41
Oregon	3	5	.07	.13
Wisconsin	3	3	.06	.06
All other states	22	73	.03	.10
Total commercial	61	113	.06	.11
Total	$327	$381	.14%	.18%

44	U.S. BANCORP

TABLE 16	Nonperforming Assets (a)

At December 31 (Dollars in Millions)	2013	2012	2011	2010	2009
Commercial
Commercial	$122	$107	$280	$519	$866
Lease financing	12	16	32	78	125
Total commercial	134	123	312	597	991
Commercial Real Estate
Commercial mortgages	182	308	354	545	581
Construction and development	121	238	545	748	1,192
Total commercial real estate	303	546	899	1,293	1,773
Residential Mortgages (b)	770	661	650	636	467
Credit Card	78	146	224	228	142
Other Retail
Retail leasing	1	1	–	–	–
Other	190	216	67	65	62
Total other retail	191	217	67	65	62
Total nonperforming loans, excluding covered loans	1,476	1,693	2,152	2,819	3,435
Covered Loans	127	386	926	1,244	1,350
Total nonperforming loans	1,603	2,079	3,078	4,063	4,785
Other Real Estate (c)(d)	327	381	404	511	437
Covered Other Real Estate (d)	97	197	274	453	653
Other Assets	10	14	18	21	32
Total nonperforming assets	$2,037	$2,671	$3,774	$5,048	$5,907
Total nonperforming assets, excluding covered assets	$1,813	$2,088	$2,574	$3,351	$3,904
Excluding covered assets
Accruing loans 90 days or more past due (b)	$713	$660	$843	$1,094	$1,525
Nonperforming loans to total loans	.65%	.80%	1.10%	1.57%	1.99%
Nonperforming assets to total loans plus other real estate (c)	.80%	.98%	1.32%	1.87%	2.25%
Including covered assets
Accruing loans 90 days or more past due (b)	$1,189	$1,323	$1,753	$2,184	$2,309
Nonperforming loans to total loans	.68%	.93%	1.47%	2.06%	2.46%
Nonperforming assets to total loans plus other real estate (c)	.86%	1.19%	1.79%	2.55%	3.02%

Changes in Nonperforming Assets

(Dollars in Millions)	Commercial and Commercial Real Estate	Credit Card, Other Retail and Residential Mortgages	Covered Assets	Total
Balance December 31, 2012	$780	$1,308	$583	$2,671
Additions to nonperforming assets
New nonaccrual loans and foreclosed properties	427	977	146	1,550
Advances on loans	46	–	–	46
Total additions	473	977	146	1,596
Reductions in nonperforming assets
Paydowns, payoffs	(266)	(276)	(247)	(789)
Net sales	(209)	(151)	(249)	(609)
Return to performing status	(38)	(166)	(8)	(212)
Charge-offs (e)	(246)	(373)	(1)	(620)
Total reductions	(759)	(966)	(505)	(2,230)
Net additions to (reductions in) nonperforming assets	(286)	11	(359)	(634)
Balance December 31, 2013	$494	$1,319	$224	$2,037

(a)	Throughout this document, nonperforming assets and related ratios do not include accruing loans 90 days or more past due.
(b)	Excludes $3.7 billion, $3.2 billion, $2.6 billion, $2.6 billion and $2.2 billion at December 31, 2013, 2012, 2011, 2010 and 2009, respectively, of loans purchased from GNMA mortgage pools that are 90 days or more past due that continue to accrue interest, as their repayments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.
(c)	Foreclosed GNMA loans of $527 million, $548 million, $692 million, $575 million and $359 million at December 31, 2013, 2012, 2011, 2010 and 2009, respectively, continue to accrue interest and are recorded as other assets and excluded from nonperforming assets because they are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.
(d)	Includes equity investments in entities whose principal assets are other real estate owned.
(e)	Charge-offs exclude actions for certain card products and loan sales that were not classified as nonperforming at the time the charge-off occurred.

U.S. BANCORP	45

TABLE 17	Net Charge-offs as a Percent of Average Loans Outstanding

Year Ended December 31	2013	2012	2011	2010	2009
Commercial
Commercial	.19%	.43%	.76%	1.80%	1.60%
Lease financing	.06	.63	.96	1.47	2.82
Total commercial	.18	.45	.79	1.76	1.75
Commercial Real Estate
Commercial mortgages	.08	.37	.73	1.23	.42
Construction and development	(.87)	.86	4.20	6.32	5.35
Total commercial real estate	(.09)	.45	1.40	2.47	1.82
Residential Mortgages	.57	1.09	1.45	1.97	2.00
Credit Card (a)	3.90	4.01	5.19	7.32	6.90
Other Retail
Retail leasing	.02	.04	–	.27	.74
Home equity and second mortgages	1.33	1.72	1.66	1.72	1.75
Other	.81	.94	1.20	1.68	1.85
Total other retail	.89	1.13	1.25	1.56	1.69
Total loans, excluding covered loans	.66	1.03	1.53	2.41	2.23
Covered Loans	.32	.08	.07	.09	.09
Total loans	.64%	.97%	1.41%	2.17%	2.08%

(a)	Net charge-off as a percent of average loans outstanding, excluding portfolio purchases where the acquired loans were recorded at fair value at the purchase date, were 3.92 percent, 4.16 percent, 5.36 percent, 7.99 percent and 7.14 percent for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, respectively.

Analysis of Loan Net Charge-offs Total loan net charge-offs were $1.5 billion in 2013, compared with $2.1 billion in 2012 and $2.8 billion in 2011. The ratio of total loan net charge-offs to average loans was .64 percent in 2013, compared with .97 percent in 2012 and 1.41 percent in 2011. The decrease in total net charge-offs in 2013, compared with 2012, primarily reflected improvement in the commercial, commercial real estate, residential mortgages and home equity and second mortgages portfolios, as economic conditions continue to slowly improve.

Commercial and commercial real estate loan net charge-offs for 2013 were $87 million (.08 percent of average loans outstanding), compared with $441 million (.45 percent of average loans outstanding) in 2012 and $904 million (1.04 percent of average loans outstanding) in 2011. The decrease in net charge-offs in 2013, compared with 2012, reflected the impact of more stable economic conditions and a higher level of recoveries. The decrease in net charge-offs in 2012, compared with 2011, reflected the Company’s efforts to resolve and reduce exposure to problem assets in its commercial real estate portfolios and improvement in its other commercial portfolios due to improvement in the economy.

Residential mortgage loan net charge-offs for 2013 were $272 million (.57 percent of average loans outstanding), compared with $438 million (1.09 percent of average loans outstanding) in 2012 and $489 million (1.45 percent of average loans outstanding) in 2011. Credit card loan net charge-offs in 2013 were $656 million (3.90 percent of average loans outstanding), compared with $667 million (4.01 percent of average loans outstanding) in 2012 and $834 million (5.19 percent of average loans outstanding) in 2011. Other retail loan net charge-offs for 2013 were $418 million (.89 percent of average loans outstanding), compared with $541 million (1.13 percent of average loans outstanding) in 2012 and $604 million (1.25 percent of average loans outstanding) in 2011. The decrease in total residential mortgage, credit card and other retail loan net charge-offs in 2013, compared with 2012, reflected the impact of more stable economic conditions. The decrease in total residential mortgage, credit card and other retail loan net charge-offs in 2012, compared with 2011, reflected the impact of more stable economic conditions, partially offset by incremental charge-offs in the residential mortgages and other retail loan portfolios recorded in 2012 related to regulatory clarification on bankruptcy loans.

46	U.S. BANCORP

The following table provides an analysis of net charge-offs as a percent of average loans outstanding for residential mortgages and home equity and second mortgages by borrower type:

Year Ended December 31 (Dollars in Millions)	Average Loans		Percent of Average Loans
	2013	2012	2013	2012
Residential Mortgages
Prime borrowers	$40,077	$32,811	.48%	.95%
Sub-prime borrowers	1,478	1,725	4.74	6.43
Other borrowers	883	745	1.02	1.88
Loans purchased from GNMA mortgage pools (a)	5,544	5,009	.02	.04
Total	$47,982	$40,290	.57%	1.09%
Home Equity and Second Mortgages
Prime borrowers	$15,114	$16,622	1.19%	1.53%
Sub-prime borrowers	324	407	7.09	8.85
Other borrowers	449	422	1.78	2.37
Total	$15,887	$17,451	1.33%	1.72%

(a)	Represents loans purchased from GNMA mortgage pools whose payments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.

Analysis of the Allowance for Credit Losses The allowance for credit losses reserves for probable and estimable losses incurred in the Company’s loan and lease portfolio, including unfunded credit commitments, and includes certain amounts that do not represent loss exposure to the Company because those losses are recoverable under loss sharing agreements with the FDIC. The allowance for credit losses is increased through provisions charged to operating earnings and reduced by net charge-offs. Management evaluates the allowance each quarter to ensure it appropriately reserves for incurred losses. The evaluation of each element and the overall allowance is based on a continuing assessment of problem loans, recent loss experience and other factors, including regulatory guidance and economic conditions. Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments, which is included in other liabilities in the Consolidated Balance Sheet. Both the allowance for loan losses and the liability for unfunded credit commitments are included in the Company’s analysis of credit losses and reported reserve ratios.

At December 31, 2013, the allowance for credit losses was $4.5 billion (1.93 percent of total loans and 1.94 percent of loans excluding covered loans), compared with an allowance of $4.7 billion (2.12 percent of total loans and 2.15 percent of loans excluding covered loans) at December 31, 2012. The ratio of the allowance for credit losses to nonperforming loans was 283 percent (297 percent excluding covered loans) at December 31, 2013, compared with 228 percent (269 percent excluding covered loans) at December 31, 2012, reflecting a decrease in nonperforming loans. The ratio of the allowance for credit losses to annual loan net charge-offs at December 31, 2013, was 310 percent, compared with 226 percent at December 31, 2012, as net charge-offs continue to decline due to stabilizing economic conditions. Management determined the allowance for credit losses was appropriate at December 31, 2013.

The allowance recorded for loans in the commercial lending segment is based on reviews of individual credit relationships and considers the migration analysis of commercial lending segment loans and actual loss experience. In the migration analysis applied to risk rated loan portfolios, the Company currently examines up to a 13-year period of historical loss experience. For each loan type, this historical loss experience is adjusted as necessary to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices or economic conditions. The results of the analysis are evaluated quarterly to confirm an appropriate historical timeframe is selected for each commercial loan type. The allowance recorded for impaired loans greater than $5 million in the commercial lending segment is based on an individual loan analysis utilizing expected cash flows discounted using the original effective interest rate, the observable market price of the loan, or the fair value of the collateral for collateral-dependent loans, rather than the migration analysis. The allowance recorded for all other commercial lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, bankruptcy experience, portfolio growth and historical losses, adjusted for current trends. The allowance established for commercial lending segment loans was $1.9 billion at December 31, 2013, unchanged from December 31, 2012, reflecting growth in the portfolios, offset by the impact of the overall improvement in economic conditions affecting incurred losses.

The allowance recorded for TDR loans and purchased impaired loans in the consumer lending segment is determined on a homogenous pool basis utilizing expected cash flows discounted using the original effective interest rate of the pool, or the prior quarter effective rate, respectively. The allowance for collateral-dependent loans in the consumer lending segment is determined based on the fair value of the collateral less costs to sell. The allowance recorded for all other consumer lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, bankruptcy experience, delinquency status, refreshed LTV ratios when possible, portfolio growth and

U.S. BANCORP	47

TABLE 18	Summary of Allowance for Credit Losses

(Dollars in Millions)	2013	2012	2011	2010	2009
Balance at beginning of year	$4,733	$5,014	$5,531	$5,264	$3,639
Charge-Offs
Commercial
Commercial	212	312	423	784	769
Lease financing	34	66	93	134	227
Total commercial	246	378	516	918	996
Commercial real estate
Commercial mortgages	71	145	231	333	103
Construction and development	21	97	312	538	516
Total commercial real estate	92	242	543	871	619
Residential mortgages	297	461	502	554	493
Credit card	739	769	922	1,270	1,093
Other retail
Retail leasing	5	9	10	25	47
Home equity and second mortgages	237	327	327	348	347
Other	281	330	396	490	504
Total other retail	523	666	733	863	898
Covered loans (a)	37	11	13	20	12
Total charge-offs	1,934	2,527	3,229	4,496	4,111
Recoveries
Commercial
Commercial	95	72	74	48	30
Lease financing	31	31	36	43	40
Total commercial	126	103	110	91	70
Commercial real estate
Commercial mortgages	45	31	22	13	2
Construction and development	80	45	23	13	3
Total commercial real estate	125	76	45	26	5
Residential mortgages	25	23	13	8	4
Credit card	83	102	88	70	62
Other retail
Retail leasing	4	7	10	13	11
Home equity and second mortgages	26	26	19	17	9
Other	75	92	100	88	81
Total other retail	105	125	129	118	101
Covered loans (a)	5	1	1	2	1
Total recoveries	469	430	386	315	243
Net Charge-Offs
Commercial
Commercial	117	240	349	736	739
Lease financing	3	35	57	91	187
Total commercial	120	275	406	827	926
Commercial real estate
Commercial mortgages	26	114	209	320	101
Construction and development	(59)	52	289	525	513
Total commercial real estate	(33)	166	498	845	614
Residential mortgages	272	438	489	546	489
Credit card	656	667	834	1,200	1,031
Other retail
Retail leasing	1	2	–	12	36
Home equity and second mortgages	211	301	308	331	338
Other	206	238	296	402	423
Total other retail	418	541	604	745	797
Covered loans (a)	32	10	12	18	11
Total net charge-offs	1,465	2,097	2,843	4,181	3,868
Provision for credit losses	1,340	1,882	2,343	4,356	5,557
Other changes (b)	(71)	(66)	(17)	92	(64)
Balance at end of year	$4,537	$4,733	$5,014	$5,531	$5,264
Components
Allowance for loan losses	$4,250	$4,424	$4,753	$5,310	$5,079
Liability for unfunded credit commitments	287	309	261	221	185
Total allowance for credit losses	$4,537	$4,733	$5,014	$5,531	$5,264
Allowance for Credit Losses as a Percentage of
Period-end loans, excluding covered loans	1.94%	2.15%	2.52%	3.03%	3.04%
Nonperforming loans, excluding covered loans	297	269	228	192	153
Nonperforming and accruing loans 90 days or more past due, excluding covered loans	201	194	164	138	106
Nonperforming assets, excluding covered assets	242	218	191	162	135
Net charge-offs, excluding covered loans	306	218	174	130	136
Period-end loans	1.93%	2.12%	2.39%	2.81%	2.70%
Nonperforming loans	283	228	163	136	110
Nonperforming and accruing loans 90 days or more past due	163	139	104	89	74
Nonperforming assets	223	177	133	110	89
Net charge-offs	310	226	176	132	136

(a)	Relates to covered loan charge-offs and recoveries not reimbursable by the FDIC.
(b)	Beginning in 2010, includes net changes in credit losses to be reimbursed by the FDIC and beginning in 2013, reductions in the allowance for covered loans where the reversal of a previously recorded allowance was offset by an associated decrease in the indemnification asset.

48	U.S. BANCORP

TABLE 19	Elements of the Allowance for Credit Losses

	Allowance Amount					Allowance as a Percent of Loans
At December 31 (Dollars in Millions)	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009
Commercial
Commercial	$1,019	$979	$929	$992	$1,026	1.57%	1.61%	1.83%	2.35%	2.43%
Lease financing	56	72	81	112	182	1.06	1.31	1.37	1.83	2.78
Total commercial	1,075	1,051	1,010	1,104	1,208	1.53	1.59	1.78	2.28	2.48
Commercial Real Estate
Commercial mortgages	532	641	850	929	548	1.65	2.07	2.87	3.41	2.17
Construction and development	244	216	304	362	453	3.17	3.63	4.91	4.86	5.16
Total commercial real estate	776	857	1,154	1,291	1,001	1.95	2.32	3.22	3.72	2.94
Residential Mortgages	875	935	927	820	672	1.71	2.12	2.50	2.67	2.58
Credit Card	884	863	992	1,395	1,495	4.91	5.04	5.71	8.30	8.89
Other Retail
Retail leasing	14	11	12	11	30	.24	.20	.23	.24	.66
Home equity and second mortgages	497	583	536	411	374	3.22	3.49	2.96	2.17	1.92
Other	270	254	283	385	467	1.03	.99	1.14	1.55	2.02
Total other retail	781	848	831	807	871	1.64	1.78	1.73	1.67	1.85
Covered Loans	146	179	100	114	17	1.73	1.58	.68	.63	.08
Total allowance	$4,537	$4,733	$5,014	$5,531	$5,264	1.93%	2.12%	2.39%	2.81%	2.70%

historical losses, adjusted for current trends. Credit card and other retail loans 90 days or more past due are generally not placed on nonaccrual status because of the relatively short period of time to charge-off and, therefore, are excluded from nonperforming loans and measures that include nonperforming loans as part of the calculation.

When evaluating the appropriateness of the allowance for credit losses for any loans and lines in a junior lien position, the Company considers the delinquency and modification status of the first lien. At December 31, 2013, the Company serviced the first lien on 36 percent of the home equity loans and lines in a junior lien position. The Company also considers information received from its primary regulator on the status of the first liens that are serviced by other large servicers in the industry and the status of first lien mortgage accounts reported on customer credit bureau files. Regardless of whether or not the Company services the first lien, an assessment is made of economic conditions, problem loans, recent loss experience and other factors in determining the allowance for credit losses. Based on the available information, the Company estimated $398 million or 2.6 percent of the total home equity portfolio at December 31, 2013, represented junior liens where the first lien was delinquent or modified.

The Company uses historical loss experience on the loans and lines in a junior lien position where the first lien is serviced by the Company, or can be identified in credit bureau data, to establish loss estimates for junior lien loans and lines the Company services that are current, but the first lien is delinquent or modified. Historically, the number of junior lien defaults in any period has been a small percentage of the total portfolio (for example, only 1.4 percent for the twelve months ended December 31, 2013), and the long-term average loss rate on the small percentage of loans that default has been approximately 80 percent. In addition, the Company obtains updated credit scores on its home equity portfolio each quarter, and in some cases more frequently, and uses this information to qualitatively supplement its loss estimation methods. Credit score distributions for the portfolio are monitored monthly and any changes in the distribution are one of the factors considered in assessing the Company’s loss estimates.

The allowance established for consumer lending segment loans was $2.5 billion at December 31, 2013, compared with $2.6 billion at December 31, 2012. The $106 million decrease in the allowance for consumer lending segment loans at December 31, 2013, compared with December 31, 2012, reflected the impact of more stable economic conditions, partially offset by portfolio growth.

The allowance for the covered loan segment is evaluated each quarter in a manner similar to that described for non-covered loans, and represents any decreases in expected cash flows on those loans after the acquisition date. The provision for credit losses for covered loans considers the indemnification provided by the FDIC. The allowance established for covered loans was $146 million at December 31, 2013, compared with $179 million at December 31, 2012, reflecting expected credit losses in excess of initial fair value adjustments, including $21 million and $42 million at December 31, 2013 and 2012, respectively, to be reimbursed by the FDIC.

In addition, the evaluation of the appropriate allowance for credit losses for purchased non-impaired loans acquired after January 1, 2009, in the various loan segments considers credit discounts recorded as a part of the initial determination of the fair value of the loans. For these loans,

U.S. BANCORP	49

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

Subsequent to the purchase date, the expected cash flows of purchased loans are subject to evaluation. Decreases in the present value of expected cash flows are recognized by recording an allowance for credit losses with the related provision for credit losses reduced for the amount reimbursable by the FDIC, where applicable. If the expected cash flows on the purchased loans increase such that a previously recorded impairment allowance can be reversed, the Company records a reduction in the allowance with a related reduction in losses reimbursable by the FDIC, where applicable. Increases in expected cash flows of purchased loans, when there are no reversals of previous impairment allowances, are recognized over the remaining life of the loans and resulting decreases in expected cash flows of the FDIC indemnification assets are amortized over the shorter of the remaining contractual term of the indemnification agreements or the remaining life of the loans. Refer to Note 1 of the Notes to Consolidated Financial Statements, for more information.

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

Included in the retail leasing portfolio was approximately $4.6 billion of retail leasing residuals at December 31, 2013, compared with $3.8 billion at December 31, 2012. The Company monitors concentrations of leases by manufacturer and vehicle “make and model.” As of December 31, 2013, vehicle lease residuals related to sport utility vehicles were 56.4 percent of the portfolio, while upscale and mid-range vehicle classes represented approximately 15.5 percent and 13.9 percent of the portfolio, respectively. At year-end 2013, the largest vehicle-type concentration represented 8.9 percent of the aggregate residual value of the vehicles in the portfolio. At December 31, 2013, the weighted-average origination term of the portfolio was 40 months, compared with 41 months at December 31, 2012.

At December 31, 2013, the commercial leasing portfolio had $542 million of residuals, compared with $567 million at December 31, 2012. At year-end 2013, lease residuals related to trucks and other transportation equipment were 33.8 percent of the total residual portfolio. Business and office equipment represented 26.5 percent of the aggregate portfolio, while railcars represented 12.1 percent and manufacturing equipment represented 11.0 percent. No other concentrations of more than 10 percent existed at December 31, 2013.

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

50	U.S. BANCORP

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

Each business line within the Company has designated risk managers. These risk managers are responsible for, among other things, coordinating the completion of ongoing risk assessments and ensuring that operational risk management is integrated into business decision-making activities. The Company’s internal audit function validates the system of internal controls through regular and ongoing risk-based audit procedures and reports on the effectiveness of internal controls to executive management and the Audit Committee of the Board of Directors. Business managers are also required to report on their business line’s management of operational risk. Business managers are responsible for resolving escalated matters, and keeping the Company’s operating, executive, and Board committees informed of the status of such matters. In addition, the Company’s enterprise risk management personnel are also expected to promptly escalate known instances where a risk limit has been exceeded.

The significant increase in regulation and regulatory oversight initiatives over the past several years has substantially increased the importance of the Company’s risk management personnel and activities. For example, the Consumer Financial Protection Bureau (“CFPB”) has authority to prescribe rules, or issue orders or guidelines pursuant to any federal consumer financial law. The CFPB regulates and examines the Company, its banks and other subsidiaries with respect to matters that relate to these laws and consumer financial services and products. The CFPB’s rulemaking, examination and enforcement authority increases enforcement risk in this area including the potential for fines and penalties. Refer to “Supervision and Regulation” in the Company’s Annual Report on Form 10-K for further discussion of the regulatory framework applicable to bank holding companies and their subsidiaries, and the substantial changes to that regulation.

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

In the past, the Company has experienced attack attempts on its computer systems including various denial-of-service attacks on customer-facing websites. The Company has not experienced any material losses relating to these attempts, as a result of its controls, processes and systems to protect its networks, computers, software and data from attack, damage or unauthorized access. However, attack attempts on the Company’s computer systems are increasing and the Company continues to develop and enhance its controls and processes to protect against these attempts.

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

U.S. BANCORP	51

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

The table below summarizes the projected impact to net interest income over the next 12 months of various potential interest rate changes. The Company manages its interest rate risk position by holding assets on the balance sheet with desired interest rate risk characteristics, implementing certain pricing strategies for loans and deposits and through the selection of derivatives and various funding and investment portfolio strategies. The Company manages the overall interest rate risk profile within policy limits. The ALCO policy limits the estimated change in net interest income in a gradual 200 bps rate change scenario to a 4.0 percent decline of forecasted net interest income over the next 12 months. At December 31, 2013 and 2012, the Company was within policy.

Market Value of Equity Modeling The Company also manages interest rate sensitivity by utilizing market value of equity modeling, which measures the degree to which the market values of the Company’s assets and liabilities and off-balance sheet instruments will change given a change in interest rates. Management measures the impact of changes in market interest rates under a number of scenarios, including immediate and sustained parallel shifts, and flattening or steepening of the yield curve. The ALCO policy limits the change in the market value of equity in a 200 bps parallel rate shock to a 15.0 percent decline. A 200 bps increase would have resulted in a 5.1 percent decrease in the market value of equity at December 31, 2013, compared with a 2.5 percent decrease at December 31, 2012. A 200 bps decrease, where possible given current rates, would have resulted in a .8 percent decrease in the market value of equity at December 31, 2013, compared with a 5.3 percent decrease at December 31, 2012.

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

Use of Derivatives to Manage Interest Rate and Other Risks To reduce the sensitivity of earnings to interest rate, prepayment, credit, price and foreign currency fluctuations (asset and liability management positions), the Company enters into derivative transactions. The Company uses derivatives for asset and liability management purposes primarily in the following ways:

•	To convert fixed-rate debt from fixed-rate payments to floating-rate payments;

Sensitivity of Net Interest Income

	December 31, 2013				December 31, 2012
	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual
Net interest income	*	1.07%	*	1.53%	*	1.42%	*	1.90%

*	Given the current level of interest rates, a downward rate scenario can not be computed.

52	U.S. BANCORP

•	To convert the cash flows associated with floating-rate loans and debt from floating-rate payments to fixed-rate payments;

•	To mitigate changes in value of the Company’s mortgage origination pipeline, funded mortgage loans held for sale and MSRs;

•	To mitigate remeasurement volatility of foreign currency denominated balances; and

•	To mitigate the volatility of the Company’s investment in foreign operations driven by fluctuations in foreign currency exchange rates.

To manage these risks, the Company may enter into exchange-traded, centrally cleared and over-the-counter derivative contracts, including interest rate swaps, swaptions, futures, forwards and options. In addition, the Company enters into interest rate and foreign exchange derivative contracts to support the business requirements of its customers (customer-related positions). The Company historically has minimized the market and liquidity risks of customer-related positions by entering into similar offsetting positions with broker-dealers. In 2014, the Company began to instead actively manage the risks from its exposure to these customer-related positions on a portfolio basis by entering into other derivative or non-derivative financial instruments that partially or fully offset the exposure from these customer-related positions. The Company does not utilize derivatives for speculative purposes.

The Company does not designate all of the derivatives that it enters into for risk management purposes as accounting hedges because of the inefficiency of applying the accounting requirements and may instead elect fair value accounting for the related hedged items. In particular, the Company enters into interest rate swaps, forward commitments to buy to-be-announced securities (“TBAs”), U.S. Treasury futures and options on U.S. Treasury futures to mitigate fluctuations in the value of its MSRs, but does not designate those derivatives as accounting hedges. The estimated net sensitivity to changes in interest rates of the fair value of the MSRs and the related derivative instruments at December 31, 2013, to an immediate 25, 50 and 100 bps downward movement in interest rates would be a decrease of approximately $2 million, $5 million and $36 million, respectively. An upward movement in interest rates at December 31, 2013, of 25 bps would result in no change in the fair value of the MSRs and related derivative instruments, while a 50 and 100 bps increase would decrease the fair value of the MSRs and related derivative instruments by $3 million and $14 million, respectively. Refer to Note 9 of the Notes to Consolidated Financial Statements for additional information regarding MSRs.

Additionally, the Company uses forward commitments to sell TBAs and other commitments to sell residential mortgage loans at specified prices to economically hedge the interest rate risk in its residential mortgage loan production activities. At December 31, 2013, the Company had $5.3 billion of forward commitments to sell, hedging $2.8 billion of mortgage loans held for sale and $3.1 billion of unfunded mortgage loan commitments. The forward commitments to sell and the unfunded mortgage loan commitments on loans intended to be sold are considered derivatives under the accounting guidance related to accounting for derivative instruments and hedging activities. The Company has elected the fair value option for the mortgage loans held for sale.

Derivatives are subject to credit risk associated with counterparties to the contracts. Credit risk associated with derivatives is measured by the Company based on the probability of counterparty default. The Company manages the credit risk of its derivative positions by diversifying its positions among various counterparties, by entering into master netting arrangements, and, where possible by requiring collateral arrangements. The Company may also transfer counterparty credit risk related to interest rate swaps to third parties through the use of risk participation agreements. In addition, effective in 2013, certain interest rate swaps and credit contracts are required to be centrally cleared through clearing houses to further mitigate counterparty credit risk.

For additional information on derivatives and hedging activities, refer to Notes 19 and 20 in the Notes to Consolidated Financial Statements.

Market Risk Management In addition to interest rate risk, the Company is exposed to other forms of market risk, principally related to trading activities which support customers’ strategies to manage their own foreign currency, interest rate risk and funding activities. For purposes of its internal capital adequacy assessment process, the Company considers risk arising from its trading activities employing methodologies consistent with the requirements of regulatory rules for market risk. The Company’s Market Risk Committee (“MRC”), within the framework of the ALCO, oversees market risk management. The MRC monitors and reviews the Company’s trading positions and establishes policies for market risk management, including exposure limits for each portfolio. The Company uses a Value at Risk (“VaR”) approach to measure general market risk. Theoretically, VaR represents the statistical risk of loss the Company has to adverse market movements over a one-day time horizon. The Company uses the Historical Simulation method to calculate VaR for its trading businesses measured at the ninety-ninth percentile using a one-year look-back period for distributions derived from past market data. The market factors used in the calculations include those pertinent to market risks inherent in the underlying trading portfolios, principally those that affect its corporate bond trading business, foreign currency transaction business, client derivatives business, loan trading business and

U.S. BANCORP	53

municipal securities business. On average, the Company expects the one-day VaR to be exceeded by actual losses two to three times per year for its trading businesses. The Company monitors the effectiveness of its risk programs by back-testing the performance of its VaR models, regularly updating the historical data used by the VaR models and stress testing. If the Company were to experience market losses in excess of the estimated VaR more often than expected, the VaR models and associated assumptions would be analyzed and adjusted.

The average, high, low and period-end VaR amounts for the Company’s trading positions were as follows:

Year Ended December 31 (Dollars in Millions)	2013	2012
Average	$1	$1
High	3	3
Low	1	1
Period-end	1	1

The Company did not experience any actual trading losses for its combined trading businesses that exceeded VaR by more than a negligible amount during 2013. The Company stress tests its market risk measurements to provide management with perspectives on market events that may not be captured by its VaR models, including worst case historical market movement combinations that have not necessarily occurred on the same date.

The Company calculates Stressed VaR using the same underlying methodology and model as VaR, except that a historical continuous one-year look-back period is utilized that reflects a period of significant financial stress appropriate to the Company’s trading portfolio. The period selected by the Company includes the significant market volatility of the last four months of 2008. The average, high, low and period-end Stressed VaR amounts for the Company’s trading positions for 2013 were $4 million, $8 million, $2 million, and $3 million, respectively.

Valuations of positions in the client derivatives and foreign currency transaction businesses are based on quotes from third parties, which are generally compared with an additional third party quote to determine if there are material variances. Material variances are approved by the Company’s market risk management department. Valuation of positions in the corporate bond trading, loan trading and municipal securities businesses are based on trader marks. These trader marks are evaluated against third party prices, with material variances approved by the Company’s market risk management and credit administration departments.

The Company also measures the market risk of its hedging activities related to residential mortgage loans held for sale and MSRs using the Historical Simulation method. The VaRs are measured at the ninety-ninth percentile and employ factors pertinent to the market risks inherent in the valuation of the assets and hedges. The Company monitors the effectiveness of the models through back-testing, updating the data and regular validations. A three-year look-back period is used to obtain past market data for the residential mortgage loans held for sale and related hedges. Beginning in late 2013, the Company began to use a seven-year look-back period to obtain past market data for the MSRs and related hedges. Previously, a three-year look-back period was used. The change in the look-back period for the MSRs and related hedges allows the Company to more appropriately capture the expected market volatility in its VaR analysis.

The average, high and low VaR amounts for residential mortgage loans held for sale and related hedges and the MSRs and related hedges were as follows:

Year Ended December 31 (Dollars in Millions)	2013	2012
Residential Mortgage Loans Held For Sale and Related Hedges
Average	$1	$2
High	4	7
Low	–	1
Mortgage Servicing Rights and Related Hedges
Average	$3	$4
High	7	8
Low	1	2

Liquidity Risk Management The Company’s liquidity risk management process is designed to identify, measure, and manage the Company’s funding and liquidity risk to meet its daily funding needs and to address expected and unexpected changes in its funding requirements. The Company engages in various activities to manage its liquidity risk. These activities include diversifying its funding sources, stress testing, and holding readily-marketable assets which can be used as a source of liquidity if needed. In addition, the Company’s profitable operations, sound credit quality and strong capital position have enabled it to develop a large and reliable base of core deposit funding within its market areas and in domestic and global capital markets.

The Risk Management Committee of the Company’s Board of Directors oversees the Company’s liquidity risk management process, approves the Company’s liquidity policy and reviews the contingency funding plan. The ALCO reviews and approves the Company’s liquidity policy and guidelines, and regularly assesses the Company’s ability to meet funding requirements arising from adverse company-specific or market events.

The Company’s liquidity policy requires it to maintain diversified wholesale funding sources to avoid maturity, name and market concentrations. The Company operates a Grand Cayman branch for issuing Eurodollar time deposits. In addition, the Company has relationships with dealers to issue

54	U.S. BANCORP

TABLE 20	Debt Ratings

	Moody’s	Standard & Poor’s	Fitch	Dominion Bond Rating Service
U.S. Bancorp
Short-term borrowings			F1+	R-1 (middle)
Senior debt and medium-term notes	A1	A+	AA-	AA
Subordinated debt	A2	A	A+	AA (low)
Preferred stock	Baa1	BBB+	BBB	A
Commercial paper	P-1	A-1	F1+	R-1 (middle)
U.S. Bank National Association
Short-term time deposits	P-1	A-1+	F1+	R-1 (high)
Long-term time deposits	Aa3	AA-	AA	AA (high)
Bank notes	Aa3/P-1	AA-/A-1+	AA-/F1+	AA (high)
Subordinated debt	A1	A+	A+	AA
Senior unsecured debt	Aa3	AA-	AA-	AA (high)
Commercial paper	P-1	A-1+	F1+	R-1 (high)

national market retail and institutional savings certificates and short-term and medium-term notes. The Company also maintains a significant correspondent banking network and relationships. Accordingly, the Company has access to national federal funds, funding through repurchase agreements and sources of stable, regionally-based certificates of deposit and commercial paper.

The Company regularly projects its funding needs under various stress scenarios and maintains contingency plans consistent with the Company’s access to diversified sources of contingent funding. The Company maintains a substantial level of total available liquidity in the form of on-balance sheet and off-balance sheet funding sources. These include cash at the Federal Reserve Bank, unencumbered liquid assets, and capacity to borrow at the Federal Home Loan Bank (“FHLB”) and the Federal Reserve Bank’s Discount Window. Unencumbered liquid assets in the Company’s available-for-sale and held-to-maturity investment portfolios provide asset liquidity through the Company’s ability to sell the securities or pledge and borrow against them. At December 31, 2013, the fair value of unencumbered available-for-sale and held-to-maturity investment securities totaled $61.7 billion, compared with $54.1 billion at December 31, 2012. Refer to Table 13 and “Balance Sheet Analysis” for further information on investment securities maturities and trends. Asset liquidity is further enhanced by the Company’s ability to pledge loans to access secured borrowing facilities through the FHLB and Federal Reserve Bank. At December 31, 2013, the Company could have borrowed an additional $69.7 billion at the FHLB and Federal Reserve Bank based on collateral available for additional borrowings.

The Company’s diversified deposit base provides a sizeable source of relatively stable and low-cost funding, while reducing the Company’s reliance on the wholesale markets. Total deposits were $262.1 billion at December 31, 2013, compared with $249.2 billion at December 31, 2012. Refer to Table 14 and “Balance Sheet Analysis” for further information on the Company’s deposit trends.

Additional funding is provided by long-term debt and short-term borrowings. Long-term debt was $20.0 billion at December 31, 2013, and is an important funding source because of its multi-year borrowing structure. Refer to Note 12 of the Notes to Consolidated Financial Statements for information on the terms and maturities of the Company’s long-term debt issuances and “Balance Sheet Analysis” for discussion on long-term debt trends. Short-term borrowings were $27.6 billion at December 31, 2013, and supplement the Company’s other funding sources. Refer to Note 11 of the Notes to Consolidated Financial Statements and “Balance Sheet Analysis” for information on the terms and trends of the Company’s short-term borrowings.

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

U.S. BANCORP	55

TABLE 21	Contractual Obligations

	Payments Due By Period
At December 31, 2013 (Dollars in Millions)	One Year or Less	Over One Through Three Years	Over Three Through Five Years	Over Five Years	Total
Contractual Obligations (a)
Long-term debt (b)	$4,132	$6,826	$4,079	$5,012	$20,049
Operating leases	244	397	270	474	1,385
Purchase obligations	338	310	69	—	717
Benefit obligations (c)	20	41	43	131	235
Time deposits	30,029	8,273	2,472	27	40,801
Contractual interest payments (d)	854	755	455	671	2,735
Equity Investment Commitments	1,214	389	23	23	1,649
Total	$36,831	$16,991	$7,411	$6,338	$67,571

(a)	Unrecognized tax positions of $264 million at December 31, 2013, are excluded as the Company cannot make a reasonably reliable estimate of the period of cash settlement with the respective taxing authority.
(b)	Includes obligations under capital leases.
(c)	Amounts only include obligations related to the unfunded non-qualified pension plans.
(d)	Includes accrued interest and future contractual interest obligations.

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

At December 31, 2013, parent company long-term debt outstanding was $11.4 billion, compared with $12.8 billion at December 31, 2012. The $1.4 billion decrease was primarily due to $2.9 billion of medium-term note maturities, partially offset by issuances of $1.5 billion of medium–term notes. At December 31, 2013, there was $1.5 billion of parent company debt scheduled to mature in 2014. Future debt maturities may be met through medium-term note and capital security issuances and dividends from subsidiaries, as well as from parent company cash and cash equivalents.

Dividend payments to the Company by its subsidiary bank are subject to regulatory review and statutory limitations and, in some instances, regulatory approval. In general, dividends to the parent company from its banking subsidiary are limited by rules which compare dividends to net income for regulatorily-defined periods. For further information, see Note 23 of the Notes to Consolidated Financial Statements.

In 2010, the Basel Committee on Banking Supervision issued Basel III, a global regulatory framework proposed to enhance international capital and liquidity standards. In October 2013, U.S. banking regulators released a proposed regulatory requirement for U.S. banks which would implement a Liquidity Coverage Ratio (“LCR”) similar to the measure proposed by the Basel Committee as part of Basel III. The LCR requires that banks maintain an adequate level of unencumbered high quality liquid assets to meet estimated liquidity needs over a 30-day stressed period. The Company continues to evaluate the impact of the proposed rule and expects to meet the final standards within the regulatory timelines.

European Exposures Certain European countries have experienced severe credit deterioration. The Company does not hold sovereign debt of any European country, but may have indirect exposure to sovereign debt through its investments in, and transactions with, European banks. At December 31, 2013, the Company had investments in perpetual preferred stock issued by European banks with an amortized cost totaling $70 million and unrealized losses totaling $7 million, compared with an amortized cost totaling $70 million and unrealized losses totaling $10 million, at December 31, 2012. The Company also transacts with various European banks as counterparties to interest rate, mortgage-related and foreign currency derivatives for its hedging and customer-related activities, however, none of these banks are domiciled in the countries experiencing the most significant credit deterioration. These derivatives are subject to master netting arrangements. In addition, interest rate and foreign currency derivative transactions are subject to collateral arrangements which significantly limit the Company’s exposure to loss as they generally require daily posting of collateral. At December 31, 2013, the Company was in a net receivable position with one bank in the United Kingdom, in the amount of $64 million. The Company was in a net payable position to all of the other European banks.

56	U.S. BANCORP

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

The Company provides merchant processing and corporate trust services in Europe either directly or through banking affiliations in Europe. Operating cash for these businesses is deposited on a short-term basis with certain European banks. However, exposure is mitigated by the Company placing deposits at multiple banks and managing the amounts on deposit at any bank based on institution-specific deposit limits. At December 31, 2013, the Company had an aggregate amount on deposit with European banks of approximately $382 million.

The money market funds managed by a subsidiary of the Company do not have any investments in European sovereign debt, other than approximately $315 million guaranteed by the country of Germany. Other than investments in banks in the countries of the Netherlands, France and Germany, those funds do not have any unsecured investments in banks domiciled in the Eurozone.

Off-Balance Sheet Arrangements Off-balance sheet arrangements include any contractual arrangements to which an unconsolidated entity is a party, under which the Company has an obligation to provide credit or liquidity enhancements or market risk support. Off-balance sheet arrangements also include any obligation related to a variable interest held in an unconsolidated entity that provides financing, liquidity, credit enhancement or market risk support. The Company has not utilized private label asset securitizations as a source of funding.

Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses. Many of the Company’s commitments to extend credit expire without being drawn, and therefore, total commitment amounts do not necessarily represent future liquidity requirements or the Company’s exposure to credit loss. Commitments to extend credit also include consumer credit lines that are cancelable upon notification to the consumer. Total contractual amounts of commitments to extend credit at December 31, 2013 were $230.3 billion. The Company also issues various types of letters of credit, including standby and commercial. Total contractual amounts of letters of credit at December 31, 2013 were $17.2 billion. For more information on the Company’s commitments to extend credit and letters of credit, refer to Note 22 in the Notes to Consolidated Financial Statements.

The Company’s off-balance sheet arrangements with unconsolidated entities primarily consist of private investment funds or partnerships that make equity investments, provide debt financing or support community-based investments in tax-advantaged projects. In addition to providing investment returns, these arrangements in many cases assist the Company in complying with requirements of the Community Reinvestment Act. The investments in these entities generate a return primarily through the realization of federal and state income tax credits. The entities in which the Company invests are generally considered VIEs. The Company’s recorded investment in these entities as of December 31, 2013 was approximately $2.5 billion.

The Company also has non-controlling financial investments in private funds and partnerships considered VIEs. The Company’s recorded investment in these entities was approximately $44 million at December 31, 2013, and the Company had unfunded commitments to invest an additional $8 million. For more information on the Company’s interests in unconsolidated VIEs, refer to Note 7 in the Notes to Consolidated Financial Statements.

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

The Company and certain of its subsidiaries, along with other Visa U.S.A. Inc. member banks, have a contingent guarantee obligation to indemnify Visa Inc. for potential losses arising from antitrust lawsuits challenging the practices of Visa U.S.A. Inc. and MasterCard International. The indemnification by the Company and other Visa U.S.A. Inc. member banks has no maximum amount. Refer to Note 22 in the Notes to Consolidated Financial Statements for further details regarding guarantees, other commitments, and contingent liabilities, including maximum potential future payments and current carrying amounts.

U.S. BANCORP	57

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

On June 18, 2013, the Company announced its Board of Directors had approved an 18 percent increase in the Company’s dividend rate per common share, from $.195 per quarter to $.23 per quarter.

The Company repurchased approximately 65 million shares of its common stock in 2013, compared with approximately 59 million shares in 2012. The average price paid for the shares repurchased in 2013 was $35.55 per share, compared with $31.78 per share in 2012. As of December 31, 2013, the approximate dollar value of shares that may yet be purchased by the Company under the current Board of Directors approved authorization was $488 million. For a more complete analysis of activities impacting shareholders’ equity and capital management programs, refer to Note 14 of the Notes to Consolidated Financial Statements.

Total U.S. Bancorp shareholders’ equity was $41.1 billion at December 31, 2013, compared with $39.0 billion at December 31, 2012. The increase was primarily the result of corporate earnings, partially offset by dividends and common share repurchases.

As of December 31, 2013, the regulatory capital requirements effective for the Company follow the Capital Accord of the Basel Committee on Banking Supervision (“Basel I”). Under Basel I, banking regulators define minimum capital requirements for banks and financial services holding companies. These requirements are expressed in the form of a minimum Tier 1 capital ratio, total risk-based capital ratio, and Tier 1 leverage ratio. The minimum required level for these ratios is 4.0 percent, 8.0 percent, and 4.0 percent, respectively. The Company targets its regulatory capital levels, at both the bank and bank holding company level, to exceed the “well-capitalized” threshold for these ratios of 6.0 percent, 10.0 percent, and 5.0 percent, respectively. The most recent notification from the Office of the Comptroller of the Currency categorized the Company’s bank subsidiary as “well-capitalized” under the FDIC Improvement Act prompt corrective action provisions that are applicable to all banks. There are no conditions or events since that notification that management believes have changed the risk-based category of its covered subsidiary bank.

In June 2012, U.S. banking regulators proposed regulatory enhancements to the regulatory capital requirements for U.S. banks, which implement aspects of Basel III and the Dodd-Frank Act, such as redefining the regulatory capital elements and minimum capital ratios, introducing regulatory capital buffers above those minimums, revising the rules for calculating risk-weighted assets and introducing a new common equity tier 1 ratio. In October 2013, U.S. banking regulators approved final regulatory capital rule enhancements, effective for the Company beginning January 1, 2014, that are largely consistent with the June 2012 proposals.

As an approved mortgage seller and servicer, U.S. Bank National Association, through its mortgage banking division, is required to maintain various levels of shareholders’ equity, as specified by various agencies, including the United States Department of Housing and Urban Development, Government National Mortgage Association, Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. At December 31, 2013, U.S. Bank National Association met these requirements.

Table 22 provides a summary of regulatory capital ratios defined by banking regulators under the FDIC Improvement Act prompt corrective action provisions applicable to all banks in effect at December 31, 2013 and 2012, including Tier 1 and total risk-based capital ratios.

The Company believes certain capital ratios in addition to regulatory capital ratios defined by banking regulators under the FDIC Improvement Act prompt corrective action provisions are useful in evaluating its capital adequacy. The Company’s Tier 1 common equity (using Basel I definition) and tangible common equity, as a percent of risk-weighted assets, were 9.4 percent and 9.1 percent, respectively, at December 31, 2013, compared with 9.0 percent and 8.6 percent, respectively, at December 31, 2012. The Company’s tangible common equity divided by tangible assets was 7.7 percent at December 31, 2013, compared with 7.2 percent at December 31, 2012. The Company’s estimated common equity tier 1 to risk-weighted assets ratio using final rules for the Basel III standardized approach was 8.8 percent at December 31, 2013. Refer to “Non-GAAP Financial Measures” for further information regarding the calculation of these ratios.

58	U.S. BANCORP

TABLE 22	Regulatory Capital Ratios

At December 31 (Dollars in Millions)	2013	2012
U.S. Bancorp
Tier 1 capital	$33,386	$31,203
As a percent of risk-weighted assets	11.2%	10.8%
As a percent of adjusted quarterly average assets (leverage ratio)	9.6%	9.2%
Total risk-based capital	$39,340	$37,780
As a percent of risk-weighted assets	13.2%	13.1%
Bank Subsidiary
U.S. Bank National Association
Tier 1 capital	10.3%	10.6%
Total risk-based capital	12.4	12.7
Leverage	8.8	9.0
Bank Regulatory Capital Requirements	Minimum	Well- Capitalized
Tier 1 capital	4.0%	6.0%
Total risk-based capital	8.0	10.0
Leverage	4.0	5.0

Fourth Quarter Summary

The Company reported net income attributable to U.S. Bancorp of $1.5 billion for the fourth quarter of 2013, or $.76 per diluted common share, compared with $1.4 billion, or $.72 per diluted common share, for the fourth quarter of 2012. Return on average assets and return on average common equity were 1.62 percent and 15.4 percent, respectively, for the fourth quarter of 2013, compared with 1.62 percent and 15.6 percent, respectively, for the fourth quarter of 2012. The provision for credit losses was $35 million lower than net charge-offs for the fourth quarter of 2013, compared with $25 million lower than net charge-offs for the fourth quarter of 2012. Also included in the fourth quarter 2012 results was the $80 million expense accrual for a mortgage foreclosure-related regulatory settlement.

Total net revenue, on a taxable-equivalent basis for the fourth quarter of 2013, was $223 million (4.4 percent) lower than the fourth quarter of 2012, reflecting a 1.8 percent decrease in net interest income and a 7.4 percent decrease in noninterest income. The decrease in net interest income from 2012 was the result of an increase in average earning assets, offset by a decrease in the net interest margin. Noninterest income decreased from a year ago, primarily due to lower mortgage banking revenue.

Noninterest expense in the fourth quarter of 2013 was $4 million (.1 percent) lower than the fourth quarter of 2012. The modest decrease was primarily due to the impact of the $80 million mortgage foreclosure-related settlement accrual in the fourth quarter of 2012 and a reduction in mortgage servicing review-related professional services expense, offset by higher costs related to investments in tax-advantaged projects and employee benefits expense.

Fourth quarter 2013 net interest income, on a taxable-equivalent basis, was $2.7 billion, compared with $2.8 billion in the fourth quarter of 2012. The $50 million (1.8 percent) decrease was principally the result of a lower net interest margin, partially offset by higher average earning assets. The net interest margin in the fourth quarter of 2013 was 3.40 percent, compared with 3.55 percent in the fourth quarter of 2012, primarily reflecting lower rates on loans and investment securities, partially offset by lower rates on deposits and the positive impact from maturities of higher-rate long-term debt. Average earning assets for the fourth quarter of 2013 increased over the fourth quarter of 2012 by $7.3 billion (2.3 percent), driven by increases of $12.5 billion (5.7 percent) in loans and $4.4 billion (6.0 percent) in investment securities, partially offset by decreases in loans held for sale of $5.8 billion (66.2 percent) and other earning assets of $3.8 billion (37.0 percent), primarily due to the deconsolidation of certain consolidated VIEs during the second quarter of 2013.

Noninterest income in the fourth quarter of 2013 was $2.2 billion, compared with $2.3 billion in the same period of 2012, a decrease of $173 million (7.4 percent). The decrease was principally driven by a $245 million (51.5 percent) reduction in mortgage banking revenue due to lower origination and sales revenue, partially offset by favorable changes in the valuation of MSRs, net of hedging activities. Growth in several fee categories helped to offset the decline in mortgage banking revenue. Credit and debit card revenue increased $21 million (8.7 percent) over the prior year due to higher transaction volumes, including the impact of business expansion. Merchant processing services revenue was $13 million (3.7 percent) higher as a result of an increase in fee-based product revenue and

U.S. BANCORP	59

TABLE 23	Fourth Quarter Results

	Three Months Ended December 31,
(Dollars and Shares in Millions, Except Per Share Data)	2013	2012
Condensed Income Statement
Net interest income (taxable-equivalent basis) (a)	$2,733	$2,783
Noninterest income	2,155	2,326
Securities gains (losses), net	1	3
Total net revenue	4,889	5,112
Noninterest expense	2,682	2,686
Provision for credit losses	277	443
Income before taxes	1,930	1,983
Taxable-equivalent adjustment	56	56
Applicable income taxes	403	552
Net income	1,471	1,375
Net (income) loss attributable to noncontrolling interests	(15)	45
Net income attributable to U.S. Bancorp	$1,456	$1,420
Net income applicable to U.S. Bancorp common shareholders	$1,389	$1,349
Per Common Share
Earnings per share	$.76	$.72
Diluted earnings per share	$.76	$.72
Dividends declared per share	$.230	$.195
Average common shares outstanding	1,821	1,872
Average diluted common shares outstanding	1,832	1,880
Financial Ratios
Return on average assets	1.62%	1.62%
Return on average common equity	15.4	15.6
Net interest margin (taxable-equivalent basis) (a)	3.40	3.55
Efficiency ratio	54.9	52.6

(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.

higher volumes. Trust and investment management fees increased $21 million (7.6 percent), reflecting improved market conditions and business expansion. Deposit service charges were $7 million (4.1 percent) higher as a result of pricing changes and an increase in monthly account fees and account growth. Commercial products revenue increased $17 million (7.5 percent), principally due to higher syndication fees and tax-advantaged projects, while investment products fees increased $6 million (15.4 percent) due to higher sales volumes and fees. Offsetting these positive variances was a decline in corporate payment products revenue of $12 million (6.7 percent) due to lower government-related transactions.

Noninterest expense in the fourth quarter of 2013 was $2.7 billion, or $4 million (.1 percent) lower than the fourth quarter of 2012. The slight decrease was primarily due to reductions in professional services, other intangibles and other expense, offset by higher compensation and employee benefits expense. Professional services expense decreased $48 million (28.9 percent) due to a reduction in mortgage servicing review-related costs. Other intangibles expense decreased $10 million (15.2 percent) due to the reduction or completion of the amortization of certain intangibles. Other expense was lower $13 million (2.5 percent) due to the $80 million fourth quarter 2012 accrual for a mortgage foreclosure-related regulatory settlement, partially offset by higher tax-advantaged project costs, including the accounting presentation changes in the fourth quarter of 2013. Compensation expense increased $20 million (1.8 percent), reflecting growth in staffing for business initiatives and the impact of merit increases, partially offset by lower incentive and commission expense. Employee benefits expense increased $44 million (19.0 percent), principally due to higher pension costs and staffing levels. In addition, net occupancy and equipment expense was $6 million (2.6 percent) higher due to business initiatives and higher rent expense and maintenance costs.

The provision for credit losses for the fourth quarter of 2013 was $277 million, a decrease of $166 million (37.5 percent) from the same period of 2012. Net charge-offs decreased $156 million (33.3 percent) in the fourth quarter of 2013, compared with the fourth quarter of 2012, principally due to improvement in the commercial, commercial real estate, residential mortgages and home equity and second mortgages portfolios. The provision for credit losses was lower than net charge-offs by $35 million in the fourth quarter of 2013, compared with $25 million in the fourth quarter of

60	U.S. BANCORP

2012. Given the current economic conditions, the Company expects the level of net charge-offs to increase modestly and total nonperforming assets to be relatively stable in the first quarter of 2014.

The provision for income taxes for the fourth quarter of 2013 resulted in an effective tax rate of 21.5 percent, reflecting the reduction in income tax expense due to the accounting presentation changes related to investments in tax-advantaged projects and the favorable resolution of certain state tax matters. The effective tax rate was 28.6 percent in the fourth quarter of 2012.

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

Basis for Financial Presentation Business line results are derived from the Company’s business unit profitability reporting systems by specifically attributing managed balance sheet assets, deposits and other liabilities and their related income or expense. The allowance for credit losses and related provision expense are allocated to the lines of business based on the related loan balances managed. Goodwill and other intangible assets are assigned to the lines of business based on the mix of business of the acquired entity. Within the Company, capital levels are evaluated and managed centrally; however, capital is allocated to the operating segments to support evaluation of business performance. Business lines are allocated capital on a risk-adjusted basis considering economic and regulatory capital requirements. Generally, the determination of the amount of capital allocated to each business line includes credit and operational capital allocations following a Basel II regulatory framework. Interest income and expense is determined based on the assets and liabilities managed by the business line. Because funding and asset liability management is a central function, funds transfer-pricing methodologies are utilized to allocate a cost of funds used or credit for funds provided to all business line assets and liabilities, respectively, using a matched funding concept. Also, each business unit is allocated the taxable-equivalent benefit of tax-exempt products. The residual effect on net interest income of asset/liability management activities is included in Treasury and Corporate Support. Noninterest income and expenses directly managed by each business line, including fees, service charges, salaries and benefits, and other direct revenues and costs are accounted for within each segment’s financial results in a manner similar to the consolidated financial statements. Occupancy costs are allocated based on utilization of facilities by the lines of business. Generally, operating losses are charged to the line of business when the loss event is realized in a manner similar to a loan charge-off. Noninterest expenses incurred by centrally managed operations or business lines that directly support another business line’s operations are charged to the applicable business line based on its utilization of those services, primarily measured by the volume of customer activities, number of employees or other relevant factors. These allocated expenses are reported as net shared services expense within noninterest expense. Certain activities that do not directly support the operations of the lines of business or for which the lines of business are not considered financially accountable in evaluating their performance are not charged to the lines of business. The income or expenses associated with these corporate activities is reported within the Treasury and Corporate Support line of business. Income taxes are assessed to each line of business at a standard tax rate with the residual tax expense or benefit to arrive at the consolidated effective tax rate included in Treasury and Corporate Support.

Designations, assignments and allocations change from time to time as management systems are enhanced, methods of evaluating performance or product lines change or business segments are realigned to better respond to the Company’s diverse customer base. During 2013, certain organization and methodology changes were made and, accordingly, 2012 results were restated and presented on a comparable basis.

Wholesale Banking and Commercial Real Estate Wholesale Banking and Commercial Real Estate offers lending, equipment finance and small-ticket leasing, depository services, treasury management, capital markets, international trade services and other financial services to middle market, large corporate, commercial real estate, financial institution, non-profit and public sector clients. Wholesale Banking and Commercial Real Estate contributed $1.3 billion of the Company’s net income in 2013, or a decrease of $22 million (1.7 percent) compared with 2012. The decrease was primarily driven by lower net revenue, partially offset by a lower provision for credit losses and a decrease in noninterest expense.

Net revenue decreased $158 million (4.7 percent) in 2013, compared with 2012. Net interest income, on a taxable-equivalent basis, decreased $16 million (.8 percent) in 2013, compared with 2012, driven by lower rates on loans and the impact of lower rates on the margin benefit from deposits, partially offset by higher average loan and deposit balances and higher loan fees. Noninterest income decreased $142 (11.5 percent) in 2013, compared with 2012, driven by lower commercial products revenue, primarily due to lower standby letters of credit and other loan-related fees and capital markets revenue. In addition, equity investment revenue was lower year-over-year.

U.S. BANCORP	61

Noninterest expense decreased $25 million (2.0 percent) in 2013, compared with 2012, primarily due to lower costs related to other real estate owned and other intangibles expense. The provision for credit losses decreased $99 million in 2013, compared with 2012, due to lower net charge-offs, partially offset by lower reserve releases. Nonperforming assets were $322 million at December 31, 2013, compared with $520 million at December 31, 2012. Nonperforming assets as a percentage of period-end loans were .43 percent at December 31, 2013, compared with ..75 percent at December 31, 2012. Refer to the “Corporate Risk Profile” section for further information on factors impacting the credit quality of the loan portfolios.

Consumer and Small Business Banking Consumer and Small Business Banking delivers products and services through banking offices, telephone servicing and sales, on-line services, direct mail, ATM processing and mobile devices, such as mobile phones and tablet computers. It encompasses community banking, metropolitan banking, in-store banking, small business banking, consumer lending, mortgage banking, workplace banking, student banking and 24-hour banking. Consumer and Small Business Banking contributed $1.4 billion of the Company’s net income in 2013, or a decrease of $21 million (1.5 percent), compared with 2012. The decrease was due to lower net revenue, offset by a lower provision for credit losses and noninterest expense. Within Consumer and Small Business Banking, the retail banking division contributed $716 million of the total net

TABLE 24	Line of Business Financial Performance

	Wholesale Banking and Commercial Real Estate			Consumer and Small Business Banking
Year Ended December 31 (Dollars in Millions)	2013	2012	Percent Change	2013	2012	Percent Change
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$2,088	$2,104	(.8)%	$4,554	$4,737	(3.9)%
Noninterest income	1,092	1,234	(11.5)	2,904	3,565	(18.5)
Securities gains (losses), net	–	–	–	–	–	–
Total net revenue	3,180	3,338	(4.7)	7,458	8,302	(10.2)
Noninterest expense	1,248	1,265	(1.3)	4,684	4,923	(4.9)
Other intangibles	8	16	(50.0)	40	51	(21.6)
Total noninterest expense	1,256	1,281	(2.0)	4,724	4,974	(5.0)
Income before provision and income taxes	1,924	2,057	(6.5)	2,734	3,328	(17.8)
Provision for credit losses	(97)	2	*	607	1,167	(48.0)
Income before income taxes	2,021	2,055	(1.7)	2,127	2,161	(1.6)
Income taxes and taxable-equivalent adjustment	736	748	(1.6)	774	786	(1.5)
Net income	1,285	1,307	(1.7)	1,353	1,375	(1.6)
Net (income) loss attributable to noncontrolling interests	–	–	–	–	(1)	*
Net income attributable to U.S. Bancorp	$1,285	$1,307	(1.7)	$1,353	$1,374	(1.5)
Average Balance Sheet
Commercial	$50,873	$45,091	12.8%	$8,396	$8,225	2.1%
Commercial real estate	20,550	19,635	4.7	16,934	16,136	4.9
Residential mortgages	26	60	(56.7)	47,081	39,827	18.2
Credit card	–	–	–	–	–	–
Other retail	8	7	14.3	44,847	45,594	(1.6)
Total loans, excluding covered loans	71,457	64,793	10.3	117,258	109,782	6.8
Covered loans	363	921	(60.6)	6,566	7,510	(12.6)
Total loans	71,820	65,714	9.3	123,824	117,292	5.6
Goodwill	1,604	1,604	–	3,515	3,515	–
Other intangible assets	25	36	(30.6)	2,406	1,787	34.6
Assets	78,253	71,606	9.3	139,174	134,258	3.7
Noninterest-bearing deposits	31,153	31,224	(.2)	21,969	20,386	7.8
Interest checking	10,515	10,354	1.6	33,006	29,911	10.3
Savings products	14,144	9,413	50.3	46,308	43,342	6.8
Time deposits	18,481	17,197	7.5	21,136	23,787	(11.1)
Total deposits	74,293	68,188	9.0	122,419	117,426	4.3
Total U.S. Bancorp shareholders’ equity	7,356	6,436	14.3	12,148	11,268	7.8

*	Not meaningful

62	U.S. BANCORP

income in 2013, or an increase of $215 million (42.9 percent) over the prior year. Mortgage banking contributed $637 million of the business line’s net income in 2013, or a decrease of $236 million (27.0 percent) from the prior year, reflecting lower mortgage banking activity in 2013.

Net revenue decreased $844 million (10.2 percent) in 2013, compared with 2012. Net interest income, on a taxable-equivalent basis, decreased $183 million (3.9 percent) in 2013, compared with 2012, primarily due to lower loan rates, the impact of lower rates on the margin benefit from deposits and lower average loans held for sale balances, partially offset by higher average loan and deposit balances. Noninterest income decreased $661 million (18.5 percent) in 2013, compared with 2012, due to lower mortgage banking revenue, primarily the result of lower mortgage origination and sales revenue, partially offset by higher mortgage servicing income and favorable changes in the valuation of MSRs, net of hedging activities, and lower retail lease revenue.

Noninterest expense decreased $250 million (5.0 percent) in 2013, compared with 2012. The decrease reflected reductions in mortgage servicing review-related costs, the 2012 foreclosure-related regulatory settlement accrual, lower compensation and employee benefits expense, and lower costs related to other intangibles expense and other real estate owned, partially offset by higher net shared services costs.

The provision for credit losses decreased $560 million (48.0 percent) in 2013, compared with 2012, due to lower net charge-offs and a favorable change in the reserve allocation. As a percentage of average loans outstanding,

Wealth Management and Securities Services			Payment Services			Treasury and Corporate Support			Consolidated Company
2013	2012	Percent Change	2013	2012	Percent Change	2013	2012	Percent Change	2013	2012	Percent Change

$356	$355	.3%	$1,584	$1,548	2.3%	$2,246	$2,225	.9%	$10,828	$10,969	(1.3)%
1,235	1,121	10.2	3,205	3,195	.3	329	219	50.2	8,765	9,334	(6.1)
–	–	–	–	–	–	9	(15)	*	9	(15)	*
1,591	1,476	7.8	4,789	4,743	1.0	2,584	2,429	6.4	19,602	20,288	(3.4)
1,304	1,155	12.9	1,964	1,830	7.3	851	1,009	(15.7)	10,051	10,182	(1.3)
36	40	(10.0)	139	167	(16.8)	–	–	–	223	274	(18.6)
1,340	1,195	12.1	2,103	1,997	5.3	851	1,009	(15.7)	10,274	10,456	(1.7)
251	281	(10.7)	2,686	2,746	(2.2)	1,733	1,420	22.0	9,328	9,832	(5.1)
6	14	(57.1)	769	697	10.3	55	2	*	1,340	1,882	(28.8)
245	267	(8.2)	1,917	2,049	(6.4)	1,678	1,418	18.3	7,988	7,950	.5
89	96	(7.3)	697	746	(6.6)	(40)	84	*	2,256	2,460	(8.3)
156	171	(8.8)	1,220	1,303	(6.4)	1,718	1,334	28.8	5,732	5,490	4.4
–	–	–	(39)	(38)	(2.6)	143	196	(27.0)	104	157	(33.8)
$156	$171	(8.8)	$1,181	$1,265	(6.6)	$1,861	$1,530	21.6	$5,836	$5,647	3.3

$1,712	$1,333	28.4%	$6,086	$5,962	2.1%	$207	$219	(5.5)%	$67,274	$60,830	10.6%
650	609	6.7	–	–	–	103	125	(17.6)	38,237	36,505	4.7
874	400	*	–	–	–	1	3	(66.7)	47,982	40,290	19.1
–	–	–	16,813	16,653	1.0	–	–	–	16,813	16,653	1.0
1,533	1,527	.4	737	810	(9.0)	–	–	–	47,125	47,938	(1.7)
4,769	3,869	23.3	23,636	23,425	.9	311	347	(10.4)	217,431	202,216	7.5
14	11	27.3	5	5	–	3,095	4,711	(34.3)	10,043	13,158	(23.7)
4,783	3,880	23.3	23,641	23,430	.9	3,406	5,058	(32.7)	227,474	215,374	5.6
1,535	1,473	4.2	2,510	2,361	6.3	–	–	–	9,164	8,953	2.4
173	171	1.2	572	690	(17.1)	2	4	(50.0)	3,178	2,688	18.2
7,643	6,538	16.9	29,843	29,580	.9	97,767	100,867	(3.1)	352,680	342,849	2.9
14,610	14,514	.7	703	643	9.3	585	474	23.4	69,020	67,241	2.6
4,821	3,975	21.3	449	1,192	(62.3)	1	1	–	48,792	45,433	7.4
26,830	23,543	14.0	57	39	46.2	89	133	(33.1)	87,428	76,470	14.3
4,906	5,105	(3.9)	–	–	–	694	477	45.5	45,217	46,566	(2.9)
51,167	47,137	8.5	1,209	1,874	(35.5)	1,369	1,085	26.2	250,457	235,710	6.3
2,385	2,232	6.9	6,046	5,701	6.1	11,982	11,974	.1	39,917	37,611	6.1

U.S. BANCORP	63

net charge-offs decreased to .58 percent in 2013, compared with .92 percent in 2012. Nonperforming assets were $1.4 billion at December 31, 2013 and 2012. Nonperforming assets as a percentage of period-end loans were 1.11 percent at December 31, 2013, compared with 1.16 percent at December 31, 2012. Refer to the “Corporate Risk Profile” section for further information on factors impacting the credit quality of the loan portfolios.

Wealth Management and Securities Services Wealth Management and Securities Services provides private banking, financial advisory services, investment management, retail brokerage services, insurance, trust, custody and fund servicing through five businesses: Wealth Management, Corporate Trust Services, U.S. Bancorp Asset Management, Institutional Trust & Custody and Fund Services. Wealth Management and Securities Services contributed $156 million of the Company’s net income in 2013, a decrease of $15 million (8.8 percent), compared with 2012. The decrease from the prior year was primarily due to higher noninterest expense, partially offset by higher net revenue.

Net revenue increased $115 million (7.8 percent) in 2013, compared with 2012, driven by a $114 million (10.2 percent) increase in noninterest income, primarily due to the impact of improved market conditions, business expansion and higher investment product fees. Net interest income was essentially unchanged, reflecting higher average loan and deposit balances, offset by the impact of lower rates on loans and the margin benefit from deposits.

Noninterest expense increased $145 million (12.1 percent) in 2013, compared with 2012. The increase in noninterest expense was primarily due to higher compensation and employee benefits expense, and an increase in net shared services costs, including the impact of business expansion.

Payment Services Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate and purchasing card services, consumer lines of credit and merchant processing. Payment Services contributed $1.2 billion of the Company’s net income in 2013, or a decrease of $84 million (6.6 percent) compared with 2012. The decrease was primarily due to higher noninterest expense and provision for credit losses, partially offset by higher net revenue.

Net revenue increased $46 million (1.0 percent) in 2013, compared with 2012. Net interest income, on a taxable-equivalent basis, increased $36 million (2.3 percent) in 2013, compared with 2012, driven by higher average loan balances, improved loan rates and lower rebate costs on the Company’s government card program. Noninterest income increased $10 million (.3 percent) in 2013, compared with 2012, reflecting higher credit and debit card revenue on higher volumes, including the impact of business expansion, and higher merchant processing services revenue due to higher volumes and an increase in fee-based product revenue, partially offset by the impact of a gain on a credit card portfolio sale in 2012 and lower corporate payment products revenue due to a reduction in government-related transactions.

Noninterest expense increased $106 million (5.3 percent) in 2013, compared with 2012, primarily due to higher total compensation and employee benefits expense, and higher net shared services expense, including the impact of business expansion, partially offset by a reduction in other intangibles expense. The provision for credit losses increased $72 million (10.3 percent) in 2013, compared with 2012, principally due to lower reserve releases, partially offset by lower net charge-offs. As a percentage of average loans outstanding, net charge-offs were 3.29 percent in 2013, compared with 3.44 percent in 2012.

Treasury and Corporate Support Treasury and Corporate Support includes the Company’s investment portfolios, most covered commercial and commercial real estate loans and related other real estate owned, funding, capital management, interest rate risk management, the net effect of transfer pricing related to average balances, income taxes not allocated to the business lines, including most investments in tax-advantaged projects, and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis. Treasury and Corporate Support recorded net income of $1.9 billion in 2013, compared with $1.5 billion in 2012.

Net revenue increased $155 million (6.4 percent) in 2013, compared with 2012. Net interest income, on a taxable-equivalent basis, increased $21 million (.9 percent) in 2013, compared with 2012, reflecting lower funding costs, partially offset by lower rates on loans and investment securities. Noninterest income increased $134 million (65.7 percent) in 2013, compared with 2012, primarily due to higher commercial products revenue and a favorable change in net securities gains (losses) as the Company recognized impairments on a number of securities during the second quarter of 2012.

Noninterest expense decreased $158 million (15.7 percent) in 2013, compared with 2012, primarily reflecting lower net shared services expense, reductions in litigation and insurance-related costs, and the 2012 accrual for the Company’s portion of an indemnification obligation associated with Visa Inc. These decreases were partially offset by increases in total compensation and employee benefits expense and higher costs related to investments in tax-advantaged projects.

Income taxes are assessed to each line of business at a managerial tax rate of 36.4 percent with the residual tax

64	U.S. BANCORP

expense or benefit to arrive at the consolidated effective tax rate included in Treasury and Corporate Support.

Non-GAAP Financial Measures

In addition to capital ratios defined by banking regulators under the FDIC Improvement Act prompt corrective action provisions that are currently effective, the Company considers various other measures when evaluating capital utilization and adequacy, including:

•	Tangible common equity to tangible assets,

•	Tangible common equity to risk-weighted assets using Basel I definition,

•	Tier 1 common equity to risk-weighted assets using Basel I definition,

•	Common equity tier 1 to risk-weighted assets estimated using final rules for the Basel III standardized approach, and for additional information,

•	Common equity tier 1 to risk-weighted assets approximated using proposed rules for the Basel III standardized approach released prior to and during June 2012 .

These measures are viewed by management as useful additional methods of reflecting the level of capital available to withstand unexpected market or economic conditions. Additionally, presentation of these measures allows investors, analysts and banking regulators to assess the Company’s capital position relative to other financial services companies. These measures differ from the currently effective capital ratios defined by banking regulations principally in that the numerator excludes trust preferred securities and preferred stock, the nature and extent of which varies among different financial services companies. These measures are not defined in generally accepted accounting principles (“GAAP”), or are not currently effective or defined in federal banking regulations. As a result, these measures disclosed by the Company may be considered non-GAAP financial measures.

There may be limits in the usefulness of these measures to investors. As a result, the Company encourages readers to consider the consolidated financial statements and other financial information contained in this report in their entirety, and not to rely on any single financial measure.

U.S. BANCORP	65

The following table shows the Company’s calculation of these Non-GAAP financial measures:

At December 31 (Dollars in Millions)	2013	2012	2011	2010	2009
Total equity	$41,807	$40,267	$34,971	$30,322	$26,661
Preferred stock	(4,756)	(4,769)	(2,606)	(1,930)	(1,500)
Noncontrolling interests	(694)	(1,269)	(993)	(803)	(698)
Goodwill (net of deferred tax liability)	(8,343)	(8,351)	(8,239)	(8,337)	(8,482)
Intangible assets, other than mortgage servicing rights	(849)	(1,006)	(1,217)	(1,376)	(1,657)
Tangible common equity (a)	27,165	24,872	21,916	17,876	14,324
Tier 1 capital, determined in accordance with prescribed regulatory requirements using Basel I definition	33,386	31,203	29,173	25,947	22,610
Trust preferred securities	–	–	(2,675)	(3,949)	(4,524)
Preferred stock	(4,756)	(4,769)	(2,606)	(1,930)	(1,500)
Noncontrolling interests, less preferred stock not eligible for Tier 1 capital	(688)	(685)	(687)	(692)	(692)
Tier 1 common equity using Basel I definition (b)	27,942	25,749	23,205	19,376	15,894
Tangible common equity (as calculated above)	27,165
Adjustments (1)	224
Common equity tier 1 estimated using final rules for the Basel III standardized approach (c)	27,389
Tangible common equity (as calculated above)		24,872
Adjustments (1)(2)		126
Common equity tier 1 approximated using proposed rules for the Basel III standardized approach released June 2012 (d)		24,998
Tangible common equity (as calculated above)			21,916	17,876
Adjustments (3)			450	381
Common equity tier 1 approximated using proposed rules for the Basel III standardized approach released prior to June 2012 (e)			22,366	18,257
Total assets	364,021	353,855	340,122	307,786	281,176
Goodwill (net of deferred tax liability)	(8,343)	(8,351)	(8,239)	(8,337)	(8,482)
Intangible assets, other than mortgage servicing rights	(849)	(1,006)	(1,217)	(1,376)	(1,657)
Tangible assets (f)	354,829	344,498	330,666	298,073	271,037
Risk-weighted assets, determined in accordance with prescribed regulatory requirements using Basel I definition (g)	297,919	287,611	271,333	247,619	235,233
Risk-weighted assets, determined in accordance with prescribed regulatory requirements using Basel I definition	297,919
Adjustments (4)	13,712
Risk-weighted assets estimated using final rules for the Basel III standardized approach (h)	311,631
Risk-weighted assets, determined in accordance with prescribed regulatory requirements using Basel I definition		287,611
Adjustments (4)(5)		21,233
Risk-weighted assets approximated using proposed rules for the Basel III standardized approach released June 2012 (i)		308,844
Risk-weighted assets approximated using proposed rules for the Basel III standardized approach released prior to June 2012 (j)			274,351	251,704
Ratios
Tangible common equity to tangible assets (a)/(f)	7.7%	7.2%	6.6%	6.0%	5.3%
Tangible common equity to risk-weighted assets using Basel I definition (a)/(g)	9.1	8.6	8.1	7.2	6.1
Tier 1 common equity to risk-weighted assets using Basel I definition (b)/(g)	9.4	9.0	8.6	7.8	6.8
Common equity tier 1 to risk-weighted assets estimated using final rules for the Basel III standardized approach (c)/(h)	8.8	–	–	–	–
Common equity tier 1 to risk-weighted assets approximated using proposed rules for the Basel III standardized approach released June 2012 (d)/(i)	–	8.1	–	–	–
Common equity tier 1 to risk-weighted assets approximated using proposed rules for the Basel III standardized approach released prior to June 2012 (e)/(j)	–	–	8.2	7.3	–

(1)	Includes net losses on cash flow hedges included in accumulated other comprehensive income and unrealized losses on securities transferred from available-for-sale to held-to-maturity included in accumulated other comprehensive income.
(2)	Includes disallowed mortgage servicing rights.
(3)	Principally net losses on cash flow hedges included in accumulated other comprehensive income.
(4)	Includes higher risk-weighting for unfunded loan commitments, investment securities and mortgage servicing rights, and other adjustments.
(5)	Includes higher risk-weighting for residential mortgages.

66	U.S. BANCORP

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

Some factors considered in determining the appropriate allowance for credit losses are quantifiable while other factors require qualitative judgment. Management conducts an analysis with respect to the accuracy of risk ratings and the volatility of inherent losses, and utilizes this analysis along with qualitative factors, including uncertainty in the economy from changes in unemployment rates, the level of bankruptcies and concentration risks, including risks associated with the housing market and highly leveraged enterprise-value credits, in determining the overall level of the allowance for credit losses. The Company’s determination of the allowance for commercial lending segment loans is sensitive to the assigned credit risk ratings and inherent loss rates at December 31, 2013. In the event

U.S. BANCORP	67

that 10 percent of period ending loan balances (including unfunded commitments) within each risk category of this segment of the loan portfolio experienced downgrades of two risk categories, the allowance for credit losses would increase by approximately $220 million at December 31, 2013. The Company believes the allowance for credit losses appropriately considers the imprecision in estimating credit losses based on credit risk ratings and inherent loss rates but actual losses may differ from those estimates. In the event that inherent loss or estimated loss rates for commercial lending segment loans increased by 10 percent, the allowance for credit losses would increase by approximately $138 million at December 31, 2013. The Company’s determination of the allowance for consumer lending segment loans is sensitive to changes in estimated loss rates and estimated impairments on restructured loans. In the event that estimated losses for this segment of the loan portfolio increased by 10 percent, the allowance for credit losses would increase by approximately $211 million at December 31, 2013. Because several quantitative and qualitative factors are considered in determining the allowance for credit losses, these sensitivity analyses do not necessarily reflect the nature and extent of future changes in the allowance for credit losses. They are intended to provide insights into the impact of adverse changes in risk rating and inherent losses and do not imply any expectation of future deterioration in the risk rating or loss rates. Given current processes employed by the Company, management believes the risk ratings and inherent loss rates currently assigned are appropriate. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions that could be significant to the Company’s financial statements. Refer to the “Analysis and Determination of the Allowance for Credit Losses” section for further information.

Fair Value Estimates A portion of the Company’s assets and liabilities are carried at fair value on the Consolidated Balance Sheet, with changes in fair value recorded either through earnings or other comprehensive income (loss) in accordance with applicable accounting principles generally accepted in the United States. These include all of the Company’s available-for-sale securities, derivatives and other trading instruments, MSRs and mortgage loans held for sale. The estimation of fair value also affects other loans held for sale, which are recorded at the lower-of-cost-or-fair value. The determination of fair value is important for certain other assets that are periodically evaluated for impairment using fair value estimates including goodwill and other intangible assets, impaired loans, other real estate owned and other repossessed assets.

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

68	U.S. BANCORP

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

Mortgage Servicing Rights MSRs are capitalized as separate assets when loans are sold and servicing is retained, or may be purchased from others. MSRs are initially recorded at fair value and re-measured at each subsequent reporting date. Because MSRs do not trade in an active market with readily observable prices, the Company determines the fair value by estimating the present value of the asset’s future cash flows utilizing market-based prepayment rates, discount rates, and other assumptions validated through comparison to trade information, industry surveys and independent third party valuations. Changes in the fair value of MSRs are recorded in earnings during the period in which they occur. Risks inherent in the MSRs’ valuation include higher than expected prepayment rates and/or delayed receipt of cash flows. The Company may utilize derivatives, including interest rate swaps, forward commitments to buy TBAs, and futures and options contracts, to mitigate the valuation risk.

Goodwill and Other Intangibles The Company records all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangibles, at fair value. Goodwill is not amortized but is subject, at a minimum, to annual tests for impairment. In certain situations, interim impairment tests may be required if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Other intangible assets are amortized over their estimated useful lives using straight-line and accelerated methods and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount.

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

In assessing the fair value of reporting units, the Company considers the stage of the current business cycle and potential changes in market conditions in estimating the timing and extent of future cash flows. Also, management often utilizes other information to validate the reasonableness of its valuations, including public market comparables, and multiples of recent mergers and acquisitions of similar businesses. Valuation multiples may be based on revenue, price-to-earnings and tangible capital ratios of comparable public companies and business segments. These multiples may be adjusted to consider competitive differences, including size, operating leverage and other factors. The carrying amount of a reporting unit is determined based on the amount of equity required for the reporting unit’s activities, considering the specific assets and liabilities of the reporting unit. The Company determines the amount of equity for each reporting unit on a risk-adjusted basis considering economic and regulatory capital requirements, and includes deductions and limitations related to certain types of assets including MSRs, purchased credit card relationship intangibles, and capital markets activity in the Company’s Wholesale Banking and Commercial Real Estate segment. The Company does not assign corporate assets and liabilities to reporting units that do not relate to the operations of the reporting unit or are not considered in determining the fair value of the reporting unit. These assets and liabilities primarily relate to the Company’s investment securities portfolio and other investments (including direct equity investments, bank-owned life insurance and tax-advantaged investments) and corporate debt and other funding liabilities. In the most recent goodwill impairment test, the portion of the Company’s total equity allocated to the Treasury and Corporate Support operating segment included approximately $4 billion in excess of the economic and regulatory capital requirements of that segment.

U.S. BANCORP	69

The Company’s annual assessment of potential goodwill impairment was completed during the second quarter of 2013. Based on the results of this assessment, no goodwill impairment was recognized. The Company continues to monitor goodwill and other intangible assets for impairment indicators throughout the year.

Income Taxes The Company estimates income tax expense based on amounts expected to be owed to various tax jurisdictions. Currently, the Company files tax returns in approximately 279 federal, state and local domestic jurisdictions and 12 foreign jurisdictions. The estimated income tax expense is reported in the Consolidated Statement of Income. Accrued taxes represent the net estimated amount due to or to be received from taxing jurisdictions either currently or in the future and are reported in other assets or other liabilities on the Consolidated Balance Sheet. In estimating accrued taxes, the Company assesses the relative merits and risks of the appropriate tax treatment considering statutory, judicial and regulatory guidance in the context of the tax position. Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment given specific facts and circumstances. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions regarding the estimated amounts of accrued taxes.

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

Management assessed the effectiveness of the Company’s system of internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control-Integrated Framework. Based on our assessment and those criteria, management believes the Company designed and maintained effective internal control over financial reporting as of December 31, 2013.

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

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

The Board of Directors and Shareholders of U.S. Bancorp:

We have audited the accompanying consolidated balance sheets of U.S. Bancorp as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of U.S. Bancorp’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of U.S. Bancorp at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), U.S. Bancorp’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated February 21, 2014 expressed an unqualified opinion thereon.

Minneapolis, Minnesota

February 21, 2014

72	U.S. BANCORP

Report of Independent Registered Public Accounting Firm

on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of U.S. Bancorp:

We have audited U.S. Bancorp’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). U.S. Bancorp’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on U.S. Bancorp’s internal control over financial reporting based on our audit.

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

In our opinion, U.S. Bancorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of U.S. Bancorp as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013 and our report dated February 21, 2014 expressed an unqualified opinion thereon.

Minneapolis, Minnesota

February 21, 2014

U.S. BANCORP	73

Consolidated Financial Statements and Notes Table of Contents

74	U.S. BANCORP

U.S. Bancorp

Consolidated Balance Sheet

At December 31 (Dollars in Millions)	2013	2012
Assets
Cash and due from banks	$8,477	$8,252
Investment securities
Held-to-maturity (fair value $38,368 and $34,952, respectively; including $994 and $1,482 at fair value pledged as collateral, respectively) (a)	38,920	34,389
Available-for-sale ($1,106 and $2,042 pledged as collateral, respectively) (a)	40,935	40,139
Loans held for sale (including $3,263 and $7,957 of mortgage loans carried at fair value, respectively)	3,268	7,976
Loans
Commercial	70,033	66,223
Commercial real estate	39,885	36,953
Residential mortgages	51,156	44,018
Credit card	18,021	17,115
Other retail	47,678	47,712
Total loans, excluding covered loans	226,773	212,021
Covered loans	8,462	11,308
Total loans	235,235	223,329
Less allowance for loan losses	(4,250)	(4,424)
Net loans	230,985	218,905
Premises and equipment	2,606	2,670
Goodwill	9,205	9,143
Other intangible assets	3,529	2,706
Other assets (including $111 and $47 of trading securities at fair value pledged as collateral, respectively) (a)	26,096	29,675
Total assets	$364,021	$353,855
Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$76,941	$74,172
Interest-bearing	156,165	145,972
Time deposits greater than $100,000	29,017	29,039
Total deposits	262,123	249,183
Short-term borrowings	27,608	26,302
Long-term debt	20,049	25,516
Other liabilities	12,434	12,587
Total liabilities	322,214	313,588
Shareholders’ equity
Preferred stock	4,756	4,769
Common stock, par value $0.01 a share — authorized: 4,000,000,000 shares; issued: 2013 and 2012 — 2,125,725,742 shares	21	21
Capital surplus	8,216	8,201
Retained earnings	38,667	34,720
Less cost of common stock in treasury: 2013 — 300,977,274 shares; 2012 — 256,294,227 shares	(9,476)	(7,790)
Accumulated other comprehensive income (loss)	(1,071)	(923)
Total U.S. Bancorp shareholders’ equity	41,113	38,998
Noncontrolling interests	694	1,269
Total equity	41,807	40,267
Total liabilities and equity	$364,021	$353,855

(a)	Includes only collateral pledged by the Company where counterparties have the right to sell or pledge the collateral.

See Notes to Consolidated Financial Statements.

U.S. BANCORP	75

U.S. Bancorp

Consolidated Statement of Income

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2013	2012	2011
Interest Income
Loans	$10,277	$10,558	$10,370
Loans held for sale	203	282	200
Investment securities	1,631	1,792	1,820
Other interest income	174	251	249
Total interest income	12,285	12,883	12,639
Interest Expense
Deposits	561	691	840
Short-term borrowings	353	442	531
Long-term debt	767	1,005	1,145
Total interest expense	1,681	2,138	2,516
Net interest income	10,604	10,745	10,123
Provision for credit losses	1,340	1,882	2,343
Net interest income after provision for credit losses	9,264	8,863	7,780
Noninterest Income
Credit and debit card revenue	965	892	1,073
Corporate payment products revenue	706	744	734
Merchant processing services	1,458	1,395	1,355
ATM processing services	327	346	452
Trust and investment management fees	1,139	1,055	1,000
Deposit service charges	670	653	659
Treasury management fees	538	541	551
Commercial products revenue	859	878	841
Mortgage banking revenue	1,356	1,937	986
Investment products fees	178	150	129
Securities gains (losses), net
Realized gains (losses), net	23	59	4
Total other-than-temporary impairment	(6)	(62)	(60)
Portion of other-than-temporary impairment recognized in other comprehensive income	(8)	(12)	25
Total securities gains (losses), net	9	(15)	(31)
Other	569	743	1,011
Total noninterest income	8,774	9,319	8,760
Noninterest Expense
Compensation	4,371	4,320	4,041
Employee benefits	1,140	945	845
Net occupancy and equipment	949	917	999
Professional services	381	530	383
Marketing and business development	357	388	369
Technology and communications	848	821	758
Postage, printing and supplies	310	304	303
Other intangibles	223	274	299
Other	1,695	1,957	1,914
Total noninterest expense	10,274	10,456	9,911
Income before income taxes	7,764	7,726	6,629
Applicable income taxes	2,032	2,236	1,841
Net income	5,732	5,490	4,788
Net (income) loss attributable to noncontrolling interests	104	157	84
Net income attributable to U.S. Bancorp	$5,836	$5,647	$4,872
Net income applicable to U.S. Bancorp common shareholders	$5,552	$5,383	$4,721
Earnings per common share	$3.02	$2.85	$2.47
Diluted earnings per common share	$3.00	$2.84	$2.46
Dividends declared per common share	$.885	$.780	$.500
Average common shares outstanding	1,839	1,887	1,914
Average diluted common shares outstanding	1,849	1,896	1,923

See Notes to Consolidated Financial Statements.

76	U.S. BANCORP

U.S. Bancorp

Consolidated Statement of Comprehensive Income

Year Ended December 31 (Dollars in Millions)	2013	2012	2011
Net income	$5,732	$5,490	$4,788
Other Comprehensive Income (Loss)
Changes in unrealized gains and losses on securities available-for-sale	(1,223)	715	920
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	8	12	(25)
Changes in unrealized gains and losses on derivative hedges	37	(74)	(343)
Foreign currency translation	(34)	14	(16)
Changes in unrealized gains and losses on retirement plans	590	(543)	(464)
Reclassification to earnings of realized gains and losses	373	325	363
Income taxes related to other comprehensive income	101	(172)	(166)
Total other comprehensive income (loss)	(148)	277	269
Comprehensive income	5,584	5,767	5,057
Comprehensive (income) loss attributable to noncontrolling interests	104	157	84
Comprehensive income attributable to U.S. Bancorp	$5,688	$5,924	$5,141

See Notes to Consolidated Financial Statements.

U.S. BANCORP	77

U.S. Bancorp

Consolidated Statement of Shareholders’ Equity

	U.S. Bancorp Shareholders
(Dollars and Shares in Millions)	Common Shares Outstanding	Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total U.S. Bancorp Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance December 31, 2010	1,921	$1,930	$21	$8,294	$27,005	$(6,262)	$(1,469)	$29,519	$803	$30,322
Change in accounting principle					(2)			(2)		(2)
Net income (loss)					4,872			4,872	(84)	4,788
Other comprehensive income (loss)							269	269		269
Preferred stock dividends					(129)			(129)		(129)
Common stock dividends					(961)			(961)		(961)
Issuance of preferred stock		676						676		676
Issuance of common and treasury stock	11			(147)		340		193		193
Purchase of treasury stock	(22)					(550)		(550)		(550)
Distributions to noncontrolling interests								–	(80)	(80)
Purchase of noncontrolling interests				(3)				(3)	(8)	(11)
Net other changes in noncontrolling interests								–	362	362
Stock option and restricted stock grants				94				94		94
Balance December 31, 2011	1,910	$2,606	$21	$8,238	$30,785	$(6,472)	$(1,200)	$33,978	$993	$34,971
Net income (loss)					5,647			5,647	(157)	5,490
Other comprehensive income (loss)							277	277		277
Preferred stock dividends					(238)			(238)		(238)
Common stock dividends					(1,474)			(1,474)		(1,474)
Issuance of preferred stock		2,163						2,163		2,163
Issuance of common and treasury stock	18			(119)		560		441		441
Purchase of treasury stock	(59)					(1,878)		(1,878)		(1,878)
Distributions to noncontrolling interests								–	(76)	(76)
Net other changes in noncontrolling interests								–	509	509
Stock option and restricted stock grants				82				82		82
Balance December 31, 2012	1,869	$4,769	$21	$8,201	$34,720	$(7,790)	$(923)	$38,998	$1,269	$40,267
Net income (loss)					5,836			5,836	(104)	5,732
Other comprehensive income (loss)							(148)	(148)		(148)
Redemption of preferred stock		(500)		8	(8)			(500)		(500)
Preferred stock dividends					(250)			(250)		(250)
Common stock dividends					(1,631)			(1,631)		(1,631)
Issuance of preferred stock		487						487		487
Issuance of common and treasury stock	21			(100)		650		550		550
Purchase of treasury stock	(65)					(2,336)		(2,336)		(2,336)
Distributions to noncontrolling interests								–	(62)	(62)
Net other changes in noncontrolling interests								–	(409)	(409)
Stock option and restricted stock grants				107				107		107
Balance December 31, 2013	1,825	$4,756	$21	$8,216	$38,667	$(9,476)	$(1,071)	$41,113	$694	$41,807

See Notes to Consolidated Financial Statements.

78	U.S. BANCORP

U.S. Bancorp

Consolidated Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2013	2012	2011
Operating Activities
Net income attributable to U.S. Bancorp	$5,836	$5,647	$4,872
Adjustments to reconcile net income to net cash provided by operating activities
Provision for credit losses	1,340	1,882	2,343
Depreciation and amortization of premises and equipment	297	287	266
Amortization of intangibles	223	274	299
Provision for deferred income taxes	(69)	49	748
(Gain) loss on sale of loans held for sale	(1,044)	(2,889)	(860)
(Gain) loss on sale of securities and other assets	(74)	(242)	(25)
Loans originated for sale in the secondary market, net of repayments	(56,698)	(81,219)	(46,366)
Proceeds from sales of loans held for sale	61,681	82,302	48,094
Other, net	(46)	1,867	449
Net cash provided by operating activities	11,446	7,958	9,820
Investing Activities
Proceeds from sales of available-for-sale investment securities	947	2,060	1,018
Proceeds from maturities of held-to-maturity investment securities	8,587	6,336	1,404
Proceeds from maturities of available-for-sale investment securities	10,147	15,374	12,713
Purchases of held-to-maturity investment securities	(13,218)	(10,247)	(18,500)
Purchases of available-for-sale investment securities	(13,146)	(16,605)	(13,229)
Net increase in loans outstanding	(12,331)	(15,158)	(13,418)
Proceeds from sales of loans	819	1,895	820
Purchases of loans	(2,468)	(2,741)	(3,078)
Acquisitions, net of cash acquired	(58)	94	636
Other, net	(303)	(1,261)	(1,070)
Net cash used in investing activities	(21,024)	(20,253)	(32,704)
Financing Activities
Net increase in deposits	12,940	18,050	24,846
Net increase (decrease) in short-term borrowings	1,306	(4,167)	(2,205)
Proceeds from issuance of long-term debt	2,041	4,966	3,611
Principal payments or redemption of long-term debt	(2,883)	(11,415)	(3,300)
Proceeds from issuance of preferred stock	487	2,163	676
Proceeds from issuance of common stock	524	395	180
Redemption of preferred stock	(500)	–	–
Repurchase of common stock	(2,282)	(1,856)	(514)
Cash dividends paid on preferred stock	(254)	(204)	(118)
Cash dividends paid on common stock	(1,576)	(1,347)	(817)
Net cash provided by financing activities	9,803	6,585	22,359
Change in cash and due from banks	225	(5,710)	(525)
Cash and due from banks at beginning of period	8,252	13,962	14,487
Cash and due from banks at end of period	$8,477	$8,252	$13,962
Supplemental Cash Flow Disclosures
Cash paid for income taxes	$812	$1,469	$495
Cash paid for interest	1,759	2,218	2,563
Net noncash transfers to foreclosed property	323	564	702
Noncash transfer of investment securities available-for-sale to held-to-maturity	–	11,705	–
Acquisitions
Assets (sold) acquired	$126	$194	$1,761
Liabilities sold (assumed)	(24)	(260)	(2,100)
Net	$102	$(66)	$(339)

See Notes to Consolidated Financial Statements.

U.S. BANCORP	79

Notes to Consolidated Financial Statements

NOTE 1	Significant Accounting Policies

U.S. Bancorp is a multi-state financial services holding company headquartered in Minneapolis, Minnesota. U.S. Bancorp and its subsidiaries (the “Company”) provide a full range of financial services, including lending and depository services through banking offices principally in the Midwest and West regions of the United States. The Company also engages in credit card, merchant, and ATM processing, mortgage banking, insurance, trust and investment management, brokerage, and leasing activities, principally in domestic markets.

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

Wholesale Banking and Commercial Real Estate Wholesale Banking and Commercial Real Estate offers lending, equipment finance and small-ticket leasing, depository services, treasury management, capital markets, international trade services and other financial services to middle market, large corporate, commercial real estate, financial institution, non-profit and public sector clients.

Consumer and Small Business Banking Consumer and Small Business Banking delivers products and services through banking offices, telephone servicing and sales, on-line services, direct mail, ATM processing and mobile devices, such as mobile phones and tablet computers. It encompasses community banking, metropolitan banking, in-store banking, small business banking, consumer lending, mortgage banking, workplace banking, student banking and 24-hour banking.

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

Treasury and Corporate Support Treasury and Corporate Support includes the Company’s investment portfolios, most covered commercial and commercial real estate loans and related other real estate owned (“OREO”), funding, capital management, interest rate risk management, the net effect of transfer pricing related to average balances, income taxes not allocated to business lines, including most tax-advantaged investments, and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis.

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

80	U.S. BANCORP

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

Held-to-maturity Securities Debt securities for which the Company has the positive intent and ability to hold to maturity are reported at historical cost adjusted for amortization of premiums and accretion of discounts. Declines in fair value for credit-related other-than-temporary impairment, if any, are reported in noninterest income.

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

Equity Investments in Operating Entities

Equity investments in public entities in which the Company’s ownership is less than 20 percent are accounted for as available-for-sale securities and are carried at fair value. Similar investments in private entities are accounted for using the cost method. Investments in entities where the Company has a significant influence (generally between 20 percent and 50 percent ownership), but does not control the entity, are accounted for using the equity method. Investments in limited partnerships and limited liability companies where the Company’s ownership interest is greater than 5 percent are accounted for using the equity method. All equity investments are evaluated for impairment at least annually and more frequently if certain criteria are met.

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

U.S. BANCORP	81

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

Effective January 1, 2013, the Company adopted new indemnification asset accounting guidance applicable to FDIC loss-sharing agreements. The guidance requires any reduction in expected cash flows from the FDIC resulting from increases in expected cash flows from the covered assets (when there are no previous valuation allowances to reverse) to be amortized over the shorter of the remaining contractual term of the indemnification agreements or the remaining life of the covered assets. Prior to adoption of this guidance, the Company considered such increases in expected cash flows of purchased loans and decreases in expected cash flows of the FDIC indemnification assets together and recognized them over the remaining life of the loans. The adoption of this guidance did not materially affect the Company’s financial statements.

Commitments to Extend Credit Unfunded commitments for residential mortgage loans intended to be held for sale are considered derivatives and recorded on the balance sheet at fair value with changes in fair value recorded in income. All other unfunded loan commitments are not considered derivatives and are not reported on the balance sheet. For loans purchased after January 1, 2009, the fair value of the unfunded credit commitments is considered in the determination of the fair value of the loans recorded at the date of acquisition. Reserves for credit exposure on all other unfunded credit commitments are recorded in other liabilities.

Allowance for Credit Losses The allowance for credit losses reserves for probable and estimable losses incurred in the Company’s loan and lease portfolio, including unfunded credit commitments, and includes certain amounts that do not represent loss exposure to the Company because those losses are recoverable under loss sharing agreements with the FDIC. The allowance for credit losses is increased through provisions charged to operating earnings and reduced by net charge-offs. Management evaluates the allowance each quarter to ensure it appropriately reserves for incurred losses.

The allowance recorded for loans in the commercial lending segment is based on reviews of individual credit relationships and considers the migration analysis of commercial lending segment loans and actual loss experience. In the migration analysis applied to risk rated loan portfolios, the Company currently examines up to a 13-year period of loss experience. For each loan type, this historical loss experience is adjusted as necessary to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices or economic conditions. The results of the analysis are evaluated quarterly to confirm an appropriate historical time frame is selected for each commercial loan type. The allowance recorded for impaired loans greater than $5 million in the commercial lending segment is based on an individual loan analysis utilizing expected cash flows discounted using the original effective interest rate, the observable market price of the loan, or the fair value of the collateral for collateral-dependent loans, rather than the migration analysis. The allowance recorded for all other commercial lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, bankruptcy experience, portfolio growth and historical losses, adjusted for current trends. The Company also considers the impacts of any loan modifications made to commercial lending segment loans and any subsequent payment defaults to its expectations of cash flows, principal balance, and current expectations about the borrower’s ability to pay in determining the allowance for credit losses.

The allowance recorded for Troubled Debt Restructuring (“TDR”) loans and purchased impaired loans in the consumer lending segment is determined on a homogenous pool basis utilizing expected cash flows discounted using the original effective interest rate of the pool, or the prior quarter effective rate, respectively. The allowance for collateral-dependent loans in the consumer lending segment is determined based on the fair value of the collateral less costs to sell. The allowance recorded for all other consumer lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, bankruptcy experience,

82	U.S. BANCORP

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

U.S. BANCORP	83

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

The Company has implemented certain restructuring programs that may result in TDRs. However, many of the Company’s TDRs are also determined on a case-by-case basis in connection with ongoing loan collection processes.

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

Modifications for the consumer lending segment are generally part of programs the Company has initiated. The Company participates in the U.S. Department of Treasury Home Affordable Modification Program (“HAMP”). HAMP gives qualifying homeowners an opportunity to permanently modify residential mortgage loans and achieve more affordable monthly payments, with the U.S. Department of Treasury compensating the Company for a portion of the reduction in monthly amounts due from borrowers participating in this program. The Company also modifies residential mortgage loans under Federal Housing Administration, Department of Veterans Affairs, or its own internal programs. Under these programs, the Company provides concessions to qualifying borrowers experiencing financial difficulties. The concessions may include adjustments to interest rates, conversion of adjustable rates to fixed rates, extension of maturity dates or deferrals of payments, capitalization of accrued interest and/or outstanding advances, or in limited situations, partial forgiveness of loan principal. In most instances, participation in residential mortgage loan restructuring programs requires the customer to complete a short-term trial period. A permanent loan modification is contingent on the customer successfully completing the trial period arrangement and the loan documents are not modified until that time. The Company reports loans in a trial period arrangement as TDRs.

84	U.S. BANCORP

Credit card and other retail loan modifications are generally part of two distinct restructuring programs. The Company offers workout programs providing customers experiencing financial difficulty with modifications whereby balances may be amortized up to 60 months, and generally include waiver of fees and reduced interest rates. The Company also provides modification programs to qualifying customers experiencing a temporary financial hardship in which reductions are made to monthly required minimum payments for up to 12 months. Balances related to these programs are generally frozen; however, accounts may be reopened upon successful exit of the program, in which account privileges may be restored.

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

Factors used by the Company in determining whether all principal and interest payments due on commercial and commercial real estate loans will be collected and therefore whether those loans are impaired include, but are not limited to, the financial condition of the borrower, collateral and/or guarantees on the loan, and the borrower’s estimated future ability to pay based on industry, geographic location and certain financial ratios. The evaluation of impairment on residential mortgages, credit card loans and other retail loans is primarily driven by delinquency status of individual loans or whether a loan has been modified, and considers any government guarantee where applicable. Individual covered loans, whose future losses are covered by loss sharing agreements with the FDIC that substantially reduce the risk of credit losses to the Company, are evaluated for impairment and accounted for in a manner consistent with the class of loan they would have been included in had the loss sharing coverage not been in place.

Leases The Company’s lease portfolio includes both direct financing and leveraged leases. The net investment in direct financing leases is the sum of all minimum lease payments and estimated residual values, less unearned income. Unearned income is recorded in interest income over the terms of the leases to produce a level yield.

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

Loans Held for Sale

Loans held for sale (“LHFS”) represent mortgage loans intended to be sold in the secondary market and other loans that management has an active plan to sell. LHFS are carried at the lower-of-cost-or-fair value as determined on an aggregate basis by type of loan with the exception of loans for which the Company has elected fair value accounting, which are carried at fair value. The credit component of any writedowns upon the transfer of loans to LHFS is reflected in loan charge-offs.

U.S. BANCORP	85

Where an election is made to carry the LHFS at fair value, any further decreases or subsequent increases in fair value are recognized in noninterest income. Where an election is made to carry LHFS at lower-of-cost-or-fair value, any further decreases are recognized in noninterest income and increases in fair value are not recognized until the loans are sold. Fair value elections are made at the time of origination or purchase based on the Company’s fair value election policy. The Company has elected fair value accounting for substantially all its mortgage loans held for sale.

Derivative Financial Instruments

In the ordinary course of business, the Company enters into derivative transactions to manage various risks and to accommodate the business requirements of its customers. Derivative instruments are reported in other assets or other liabilities at fair value. Changes in a derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

All derivative instruments that qualify and are designated for hedge accounting are recorded at fair value and classified as either a hedge of the fair value of a recognized asset or liability (“fair value hedge”); a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow hedge”); or a hedge of the volatility of an investment in foreign operations driven by changes in foreign currency exchange rates (“net investment hedge”). Changes in the fair value of a derivative that is highly effective and designated as a fair value hedge, and the offsetting changes in the fair value of the hedged item, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and designated as a cash flow hedge are recorded in other comprehensive income (loss) until cash flows of the hedged item are realized. Any change in fair value resulting from hedge ineffectiveness is immediately recorded in noninterest income. Changes in the fair value of net investment hedges that are highly effective are recorded in other comprehensive income (loss). The Company performs an assessment, at inception and, at a minimum, quarterly thereafter, to determine the effectiveness of the derivative in offsetting changes in the value or cash flows of the hedged item(s).

If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in other comprehensive income (loss) is reported in earnings immediately, unless the forecasted transaction is at least reasonably possible of occurring, whereby the amounts remain within other comprehensive income (loss).

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

86	U.S. BANCORP

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

Mortgage Banking Revenue Mortgage banking revenue includes revenue derived from mortgages originated and subsequently sold, generally with servicing retained. The primary components include: gains and losses on mortgage sales; servicing revenue, including losses related to the repurchase of previously sold loans; changes in fair value for mortgage loans originated with the intent to sell and measured at fair value under the fair value option; changes in the fair value of mortgage servicing rights (“MSRs”); and the impact of risk management activities associated with the mortgage origination pipeline, funded loans and MSRs. Net interest income from mortgage loans is recorded in interest income. Refer to Other Significant Policies in Note 1, as well as Note 9 and Note 21 for a further discussion of MSRs.

Deposit Service Charges Service charges on deposit accounts are primarily monthly fees based on minimum balances or transaction-based fees. These fees are recognized as earned or as transactions occur and services are provided.

Other Significant Policies

Goodwill and Other Intangible Assets Goodwill is recorded on acquired businesses if the purchase price exceeds the fair value of the net assets acquired. Other intangible assets are recorded at their fair value upon completion of a business acquisition or certain other transactions, and generally represent the value of customer contracts or relationships. Goodwill is not amortized but is subject, at a minimum, to annual tests for impairment at a reporting unit level. In certain situations, an interim impairment test may be required if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Other intangible assets are amortized over their estimated useful lives, using straight-line and accelerated methods and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. Determining the amount of goodwill impairment, if any, includes assessing the current implied fair value of the reporting unit as if it were being acquired in a business combination and comparing it to the carrying amount of the reporting unit’s goodwill. Determining the amount of other intangible asset impairment, if any, includes assessing the present value of the estimated future cash flows associated with the intangible asset and comparing it to the carrying amount of the asset.

Income Taxes Deferred taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting carrying amounts. The Company uses the deferral method of accounting on investments that generate investment tax credits. Under this method, the investment tax credits are recognized as a reduction to the related asset. In January 2014, the Financial Accounting Standards Board issued accounting guidance on the presentation of investment costs for qualified affordable housing projects on a net basis with the related tax benefits in income tax expense. This will permit the Company to apply this presentation to certain qualified affordable housing investments for which the costs were previously presented in other expense. The Company will adopt this guidance January 1, 2014 and does not expect a material impact to its financial statements.

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

U.S. BANCORP	87

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

NOTE 2	Business Combinations and Divestitures

In February 2013, the Company acquired Collective Point of Sale Solutions, a Canadian merchant processor. The Company recorded approximately $34 million of assets, including intangibles, and approximately $4 million of liabilities with this transaction.

In November 2013, the Company acquired Quintillion Holding Company Limited, a provider of fund administration services to alternative investment funds. The Company recorded approximately $57 million of assets, including intangibles, and assumed approximately $10 million of liabilities with this transaction.

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

The Federal Reserve Bank requires bank subsidiaries to maintain minimum average reserve balances, either in the form of cash or reserve balances held with the Federal Reserve Bank. The amount of those required reserve balances were approximately $1.8 billion and $1.7 billion at December 31, 2013 and 2012, respectively. At December 31, 2013 and 2012, the Company held $1.9 billion and $.9 billion, respectively, of balances at the Federal Reserve Bank. These balances are included in cash and due from banks on the Consolidated Balance Sheet.

88	U.S. BANCORP

NOTE 4	Investment Securities

The amortized cost, other-than-temporary impairment recorded in other comprehensive income (loss), gross unrealized holding gains and losses, and fair value of held-to-maturity and available-for-sale investment securities at December 31 were as follows:

	2013					2012
			Unrealized Losses					Unrealized Losses
(Dollars in Millions)	Amortized Cost	Unrealized Gains	Other-than- Temporary (e)	Other (f)	Fair Value	Amortized Cost	Unrealized Gains	Other-than- Temporary (e)	Other (f)	Fair Value
Held-to-maturity (a)
U.S. Treasury and agencies	$3,114	$5	$–	$(79)	$3,040	$3,154	$27	$–	$–	$3,181
Mortgage-backed securities
Residential
Agency	35,671	187	–	(665)	35,193	31,064	545	–	(6)	31,603
Non-agency non-prime (d)	1	–	–	–	1	1	–	–	–	1
Commercial non-agency	–	–	–	–	–	2	–	–	–	2
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	–	9	–	–	9	7	15	–	–	22
Other	16	4	(1)	(1)	18	19	2	(3)	(1)	17
Obligations of state and political subdivisions	12	–	–	–	12	20	1	–	–	21
Obligations of foreign governments	7	–	–	–	7	7	–	–	–	7
Other debt securities	99	–	–	(11)	88	115	–	–	(17)	98
Total held-to-maturity	$38,920	$205	$(1)	$(756)	$38,368	$34,389	$590	$(3)	$(24)	$34,952
Available-for-sale (b)
U.S. Treasury and agencies	$1,108	$4	$–	$(67)	$1,045	$1,211	$16	$–	$(1)	$1,226
Mortgage-backed securities
Residential
Agency	31,633	449	–	(529)	31,553	28,754	746	–	(5)	29,495
Non-agency
Prime (c)	486	4	(8)	(4)	478	641	3	(16)	(4)	624
Non-prime (d)	297	5	(5)	–	297	372	4	(20)	(1)	355
Commercial agency	148	4	–	–	152	185	8	–	–	193
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	20	4	–	–	24	32	10	–	–	42
Other	616	13	–	–	629	579	14	–	(1)	592
Obligations of state and political subdivisions	5,673	116	–	(51)	5,738	6,059	396	–	–	6,455
Obligations of foreign governments	6	–	–	–	6	6	–	–	–	6
Corporate debt securities	734	–	–	(94)	640	814	2	–	(85)	731
Perpetual preferred securities	205	24	–	(17)	212	205	27	–	(14)	218
Other investments	133	28	–	–	161	182	20	–	–	202
Total available-for-sale	$41,059	$651	$(13)	$(762)	$40,935	$39,040	$1,246	$(36)	$(111)	$40,139

(a)	Held-to-maturity investment securities are carried at historical cost or at fair value at the time of transfer from the available-for-sale to held-to-maturity category, adjusted for amortization of premiums and accretion of discounts and credit-related other-than-temporary impairment.
(b)	Available-for-sale investment securities are carried at fair value with unrealized net gains or losses reported within accumulated other comprehensive income (loss) in shareholders’ equity.
(c)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads). When the Company determines the designation, prime securities typically have a weighted average credit score of 725 or higher and a loan-to-value of 80 percent or lower; however, other pool characteristics may result in designations that deviate from these credit score and loan-to-value thresholds.
(d)	Includes all securities not meeting the conditions to be designated as prime.
(e)	Represents impairment not related to credit for those investment securities that have been determined to be other-than-temporarily impaired.
(f)	Represents unrealized losses on investment securities that have not been determined to be other-than-temporarily impaired.

U.S. BANCORP	89

The weighted-average maturity of the available-for-sale investment securities was 6.0 years at December 31, 2013, compared with 4.1 years at December 31, 2012. The corresponding weighted-average yields were 2.64 percent and 2.93 percent, respectively. The weighted-average maturity of the held-to-maturity investment securities was 4.5 years at December 31, 2013, and 3.3 years at December 31, 2012. The corresponding weighted-average yields were 2.00 percent and 1.94 percent, respectively.

For amortized cost, fair value and yield by maturity date of held-to-maturity and available-for-sale investment securities outstanding at December 31, 2013, refer to Table 13 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

Investment securities with a fair value of $17.3 billion at December 31, 2013, and $20.1 billion at December 31, 2012, were pledged to secure public, private and trust deposits, repurchase agreements and for other purposes required by contractual obligation or law. Included in these amounts were securities where the Company and certain counterparties have agreements granting the counterparties the right to sell or pledge the securities. Investment securities delivered under these types of arrangements had a fair value of $2.1 billion at December 31, 2013, and $3.5 billion at December 31, 2012.

The following table provides information about the amount of interest income from taxable and non-taxable investment securities:

Year Ended December 31 (Dollars in Millions)	2013	2012	2011
Taxable	$1,375	$1,515	$1,517
Non-taxable	256	277	303
Total interest income from investment securities	$1,631	$1,792	$1,820

The following table provides information about the amount of gross gains and losses realized through the sales of available-for-sale investment securities:

Year Ended December 31 (Dollars in Millions)	2013	2012	2011
Realized gains	$23	$158	$11
Realized losses	–	(99)	(7)
Net realized gains (losses)	$23	$59	$4
Income tax (benefit) on net realized gains (losses)	$9	$23	$2

The Company conducts a regular assessment of its investment securities with unrealized losses to determine whether investment securities are other-than-temporarily impaired considering, among other factors, the nature of the investment securities, credit ratings or financial condition of the issuer, the extent and duration of the unrealized loss, expected cash flows of underlying collateral, the existence of any government or agency guarantees, market conditions and whether the Company intends to sell or it is more likely than not the Company will be required to sell the investment securities.

The following table summarizes other-than-temporary impairment by investment category:

	2013			2012			2011
Year Ended December 31 (Dollars in Millions)	Losses Recorded in Earnings	Other Gains (Losses) (c)	Total	Losses Recorded in Earnings	Other Gains (Losses) (c)	Total	Losses Recorded in Earnings	Other Gains (Losses) (c)	Total
Available-for-sale
Mortgage-backed securities
Non-agency residential
Prime (a)	$(6)	$2	$(4)	$(12)	$(9)	$(21)	$(3)	$(5)	$(8)
Non-prime (b)	(8)	6	(2)	(33)	21	(12)	(24)	(23)	(47)
Commercial non-agency	–	–	–	(1)	(1)	(2)	–	–	–
Other asset-backed securities	–	–	–	(1)	1	–	(4)	3	(1)
Obligations of state and political subdivisions	–	–	–	–	–	–	(4)	–	(4)
Perpetual preferred securities	–	–	–	(27)	–	(27)	–	–	–
Total available-for-sale	$(14)	$8	$(6)	$(74)	$12	$(62)	$(35)	$(25)	$(60)

(a)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(b)	Includes all securities not meeting the conditions to be designated as prime.
(c)	Losses represent the non-credit portion of other-than-temporary impairment recorded in other comprehensive income (loss) for investment securities determined to be other-than-temporarily impaired during the period. Gains represent recoveries in the fair value of securities that had non-credit other-than-temporary impairment during the period.

90	U.S. BANCORP

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

The following table includes the ranges for significant assumptions used for those available-for-sale non-agency mortgage-backed securities determined to be other-than-temporarily impaired:

	Prime (a)			Non-Prime (b)
	Minimum	Maximum	Average	Minimum	Maximum	Average
December 31, 2013
Estimated lifetime prepayment rates	7%	18%	15%	4%	9%	5%
Lifetime probability of default rates	3	7	5	7	12	9
Lifetime loss severity rates	30	50	48	50	65	58
December 31, 2012
Estimated lifetime prepayment rates	6%	22%	14%	3%	10%	6%
Lifetime probability of default rates	3	6	4	3	10	7
Lifetime loss severity rates	40	50	47	45	65	56

(a)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(b)	Includes all securities not meeting the conditions to be designated as prime.

Changes in the credit losses on debt securities (excluding perpetual preferred securities) are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2013	2012	2011
Balance at beginning of period	$134	$298	$358
Additions to Credit Losses Due to Other-than-temporary Impairments
Credit losses on securities not previously considered other-than-temporarily impaired	–	6	7
Decreases in expected cash flows on securities for which other-than-temporary impairment was previously recognized	14	41	28
Total other-than-temporary impairment on debt securities	14	47	35
Other Changes in Credit Losses
Increases in expected cash flows	(2)	(15)	(21)
Realized losses (a)	(23)	(39)	(73)
Credit losses on security sales and securities expected to be sold	(7)	(157)	(1)
Balance at end of period	$116	$134	$298

(a)	Primarily represents principal losses allocated to mortgage and asset-backed securities in the Company’s portfolio under the terms of the securitization transaction documents.

U.S. BANCORP	91

At December 31, 2013, certain investment securities had a fair value below amortized cost. The following table shows the gross unrealized losses and fair value of the Company’s investment securities with unrealized losses, aggregated by investment category and length of time the individual investment securities have been in continuous unrealized loss positions, at December 31, 2013:

	Less Than 12 Months		12 Months or Greater		Total
(Dollars in Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Held-to-maturity
U.S. Treasury and agencies	$1,085	$(79)	$–	$–	$1,085	$(79)
Mortgage-backed securities
Residential agency	23,922	(647)	373	(18)	24,295	(665)
Other asset-backed securities	–	–	10	(2)	10	(2)
Obligations of state and political subdivisions	3	–	–	–	3	–
Other debt securities	–	–	12	(11)	12	(11)
Total held-to-maturity	$25,010	$(726)	$395	$(31)	$25,405	$(757)
Available-for-sale
U.S. Treasury and agencies	$849	$(59)	$93	$(8)	$942	$(67)
Mortgage-backed securities
Residential
Agency	14,015	(484)	1,056	(45)	15,071	(529)
Non-agency (a)
Prime (b)	65	(1)	182	(11)	247	(12)
Non-prime (c)	74	(1)	57	(4)	131	(5)
Other asset-backed securities	23	–	3	–	26	–
Obligations of state and political subdivisions	1,479	(51)	10	–	1,489	(51)
Corporate debt securities	223	(5)	418	(89)	641	(94)
Perpetual preferred securities	–	–	116	(17)	116	(17)
Total available-for-sale	$16,728	$(601)	$1,935	$(174)	$18,663	$(775)

(a)	The Company has $17 million of unrealized losses on residential non-agency mortgage-backed securities. Credit-related other-than-temporary impairment on these securities may occur if there is further deterioration in the underlying collateral pool performance. Borrower defaults may increase if economic conditions worsen. Additionally, deterioration in home prices may increase the severity of projected losses.
(b)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(c)	Includes all securities not meeting the conditions to be designated as prime.

The Company does not consider these unrealized losses to be credit-related. These unrealized losses primarily relate to changes in interest rates and market spreads subsequent to purchase. A substantial portion of investment securities that have unrealized losses are either corporate debt issued with high investment grade credit ratings or agency mortgage-backed securities. In general, the issuers of the investment securities are contractually prohibited from prepayment at less than par, and the Company did not pay significant purchase premiums for these investment securities. At December 31, 2013, the Company had no plans to sell investment securities with unrealized losses, and believes it is more likely than not it would not be required to sell such investment securities before recovery of their amortized cost.

92	U.S. BANCORP

NOTE 5	Loans and Allowance for Credit Losses

The composition of the loan portfolio at December 31, disaggregated by class and underlying specific portfolio type, was as follows:

(Dollars in Millions)	2013	2012
Commercial
Commercial	$64,762	$60,742
Lease financing	5,271	5,481
Total commercial	70,033	66,223
Commercial Real Estate
Commercial mortgages	32,183	31,005
Construction and development	7,702	5,948
Total commercial real estate	39,885	36,953
Residential Mortgages
Residential mortgages	37,545	32,648
Home equity loans, first liens	13,611	11,370
Total residential mortgages	51,156	44,018
Credit Card	18,021	17,115
Other Retail
Retail leasing	5,929	5,419
Home equity and second mortgages	15,442	16,726
Revolving credit	3,276	3,332
Installment	5,709	5,463
Automobile	13,743	12,593
Student	3,579	4,179
Total other retail	47,678	47,712
Total loans, excluding covered loans	226,773	212,021
Covered Loans	8,462	11,308
Total loans	$235,235	$223,329

The Company had loans of $77.2 billion at December 31, 2013, and $74.1 billion at December 31, 2012, pledged at the Federal Home Loan Bank (“FHLB”), and loans of $53.0 billion at December 31, 2013, and $48.6 billion at December 31, 2012, pledged at the Federal Reserve Bank.

The majority of the Company’s loans are to borrowers in the states in which it has Consumer and Small Business Banking offices. Collateral for commercial loans may include marketable securities, accounts receivable, inventory and equipment. For details of the Company’s commercial portfolio by industry group and geography as of December 31, 2013 and 2012, see Table 7 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

For detail of the Company’s commercial real estate portfolio by property type and geography as of December 31, 2013 and 2012, see Table 8 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements. Such loans are collateralized by the related property. The Company has an equity interest in a joint venture, that it accounts for under the equity method, whose principal activities are to lend to entities that develop land, and construct and sell residential homes. The Company provides a warehousing line to this joint venture. Warehousing advances to this joint venture are repaid when the sale of loans is completed or the real estate is permanently refinanced by others. At December 31, 2013 and 2012, the Company had $205 million and $486 million, respectively, of outstanding advances to this joint venture. These advances are included in commercial real estate loans.

Originated loans are reported at the principal amount outstanding, net of unearned interest and deferred fees and costs. Net unearned interest and deferred fees and costs amounted to $556 million at December 31, 2013, and $753 million at December 31, 2012. All purchased loans and related indemnification assets are recorded at fair value at the date of purchase. The Company evaluates purchased loans for impairment at the date of purchase in accordance with applicable authoritative accounting guidance. Purchased loans with evidence of credit deterioration since origination for which it is probable that all contractually required payments will not be collected are considered “purchased impaired loans.” All other purchased loans are considered “purchased nonimpaired loans.”

U.S. BANCORP	93

Changes in the accretable balance for purchased impaired loans for the years ended December 31, were as follows:

(Dollars in Millions)	2013	2012	2011
Balance at beginning of period	$1,709	$2,619	$2,890
Purchases	–	13	100
Accretion	(499)	(437)	(451)
Disposals	(172)	(208)	(67)
Reclassifications from nonaccretable difference (a)	258	454	184
Other (b)	359	(732)	(37)
Balance at end of period	$1,655	$1,709	$2,619

(a)	Primarily relates to changes in expected credit performance.
(b)	The amount for the year ended December 31, 2013, primarily represents the reclassification of unamortized decreases in the FDIC asset (which are now presented as a separate component within the covered assets table on page 101), partially offset by the impact of changes in expectations about retaining covered single-family loans beyond the term of the indemnification agreements. The amount for the year end December 31, 2012, primarily represents a change in the Company’s expectations regarding potential sale of modified covered loans at the end of the indemnification agreements which results in a reduction in the expected contractual interest payments included in the accretable balance for those loans that may be sold.

Allowance for Credit Losses The allowance for credit losses reserves for probable and estimable losses incurred in the Company’s loan and lease portfolio, including unfunded credit commitments, and includes certain amounts that do not represent loss exposure to the Company because those losses are recoverable under loss sharing agreements with the FDIC.

Activity in the allowance for credit losses by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans, Excluding Covered Loans	Covered Loans	Total Loans
Balance at December 31, 2010	$1,104	$1,291	$820	$1,395	$807	$5,417	$114	$5,531
Add
Provision for credit losses	312	361	596	431	628	2,328	15	2,343
Deduct
Loans charged off	516	543	502	922	733	3,216	13	3,229
Less recoveries of loans charged off	(110)	(45)	(13)	(88)	(129)	(385)	(1)	(386)
Net loans charged off	406	498	489	834	604	2,831	12	2,843
Other changes (a)	–	–	–	–	–	–	(17)	(17)
Balance at December 31, 2011	$1,010	$1,154	$927	$992	$831	$4,914	$100	$5,014
Add
Provision for credit losses	316	(131)	446	571	558	1,760	122	1,882
Deduct
Loans charged off	378	242	461	769	666	2,516	11	2,527
Less recoveries of loans charged off	(103)	(76)	(23)	(102)	(125)	(429)	(1)	(430)
Net loans charged off	275	166	438	667	541	2,087	10	2,097
Other changes (a)	–	–	–	(33)	–	(33)	(33)	(66)
Balance at December 31, 2012	$1,051	$857	$935	$863	$848	$4,554	$179	$4,733
Add
Provision for credit losses	144	(114)	212	677	351	1,270	70	1,340
Deduct
Loans charged off	246	92	297	739	523	1,897	37	1,934
Less recoveries of loans charged off	(126)	(125)	(25)	(83)	(105)	(464)	(5)	(469)
Net loans charged off	120	(33)	272	656	418	1,433	32	1,465
Other changes (a)	–	–	–	–	–	–	(71)	(71)
Balance at December 31, 2013	$1,075	$776	$875	$884	$781	$4,391	$146	$4,537

(a)	Includes net changes in credit losses to be reimbursed by the FDIC and for the year ended December 31, 2013, reductions in the allowance for covered loans where the reversal of a previously recorded allowance was offset by an associated decrease in the indemnification asset.

94	U.S. BANCORP

Additional detail of the allowance for credit losses by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans, Excluding Covered Loans	Covered Loans	Total Loans
Allowance Balance at December 31, 2013 Related to
Loans individually evaluated for impairment (a)	$15	$17	$–	$–	$–	$32	$–	$32
TDRs collectively evaluated for impairment	19	26	329	87	55	516	4	520
Other loans collectively evaluated for impairment	1,041	700	546	797	726	3,810	5	3,815
Loans acquired with deteriorated credit quality	–	33	–	–	–	33	137	170
Total allowance for credit losses	$1,075	$776	$875	$884	$781	$4,391	$146	$4,537
Allowance Balance at December 31, 2012 Related to
Loans individually evaluated for impairment (a)	$10	$30	$–	$–	$–	$40	$–	$40
TDRs collectively evaluated for impairment	28	29	446	153	97	753	1	754
Other loans collectively evaluated for impairment	1,013	791	489	710	751	3,754	17	3,771
Loans acquired with deteriorated credit quality	–	7	–	–	–	7	161	168
Total allowance for credit losses	$1,051	$857	$935	$863	$848	$4,554	$179	$4,733

(a)	Represents the allowance for credit losses related to loans greater than $5 million classified as nonperforming or TDRs.

Additional detail of loan balances by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans, Excluding Covered Loans	Covered Loans (b)	Total Loans
December 31, 2013
Loans individually evaluated for impairment (a)	$197	$237	$–	$–	$–	$434	$62	$496
TDRs collectively evaluated for impairment	155	358	5,064	310	269	6,156	87	6,243
Other loans collectively evaluated for impairment	69,680	39,128	46,090	17,711	47,409	220,018	4,539	224,557
Loans acquired with deteriorated credit quality	1	162	2	–	–	165	3,774	3,939
Total loans	$70,033	$39,885	$51,156	$18,021	$47,678	$226,773	$8,462	$235,235
December 31, 2012
Loans individually evaluated for impairment (a)	$171	$510	$–	$–	$–	$681	$48	$729
TDRs collectively evaluated for impairment	185	391	4,199	442	313	5,530	145	5,675
Other loans collectively evaluated for impairment	65,863	35,952	39,813	16,673	47,399	205,700	5,814	211,514
Loans acquired with deteriorated credit quality	4	100	6	–	–	110	5,301	5,411
Total loans	$66,223	$36,953	$44,018	$17,115	$47,712	$212,021	$11,308	$223,329

(a)	Represents loans greater than $5 million classified as nonperforming or TDRs.
(b)	Includes expected reimbursements from the FDIC under loss sharing agreements.

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

The following table provides a summary of loans by portfolio class, including the delinquency status of those that continue to accrue interest, and those that are nonperforming:

	Accruing
(Dollars in Millions)	Current	30-89 Days Past Due	90 Days or More Past Due	Nonperforming	Total
December 31, 2013
Commercial	$69,587	$257	$55	$134	$70,033
Commercial real estate	39,459	94	29	303	39,885
Residential mortgages (a)	49,695	358	333	770	51,156
Credit card	17,507	226	210	78	18,021
Other retail	47,156	245	86	191	47,678
Total loans, excluding covered loans	223,404	1,180	713	1,476	226,773
Covered loans	7,693	166	476	127	8,462
Total loans	$231,097	$1,346	$1,189	$1,603	$235,235
December 31, 2012
Commercial	$65,701	$341	$58	$123	$66,223
Commercial real estate	36,241	158	8	546	36,953
Residential mortgages (a)	42,728	348	281	661	44,018
Credit card	16,525	227	217	146	17,115
Other retail	47,109	290	96	217	47,712
Total loans, excluding covered loans	208,304	1,364	660	1,693	212,021
Covered loans	9,900	359	663	386	11,308
Total loans	$218,204	$1,723	$1,323	$2,079	$223,329

(a)	At December 31, 2013, $440 million of loans 30–89 days past due and $3.7 billion of loans 90 days or more past due purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs, were classified as current, compared with $441 million and $3.2 billion at December 31, 2012, respectively.

Total nonperforming assets include nonaccrual loans, restructured loans not performing in accordance with modified terms, other real estate and other nonperforming assets owned by the Company. For details of the Company’s nonperforming assets as of December 31, 2013 and 2012, see Table 16 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

The following table provides a summary of loans by portfolio class and the Company’s internal credit quality rating:

		Criticized
(Dollars in Millions)	Pass	Special Mention	Classified (a)	Total Criticized	Total
December 31, 2013
Commercial	$68,075	$1,013	$945	$1,958	$70,033
Commercial real estate	38,113	616	1,156	1,772	39,885
Residential mortgages (b)	50,152	5	999	1,004	51,156
Credit card	17,733	–	288	288	18,021
Other retail	47,313	27	338	365	47,678
Total loans, excluding covered loans	221,386	1,661	3,726	5,387	226,773
Covered loans	8,160	18	284	302	8,462
Total loans	$229,546	$1,679	$4,010	$5,689	$235,235
Total outstanding commitments	$470,046	$2,939	$4,812	$7,751	$477,797
December 31, 2012
Commercial	$63,906	$1,114	$1,203	$2,317	$66,223
Commercial real estate	34,096	621	2,236	2,857	36,953
Residential mortgages (b)	42,897	18	1,103	1,121	44,018
Credit card	16,752	–	363	363	17,115
Other retail	47,294	36	382	418	47,712
Total loans, excluding covered loans	204,945	1,789	5,287	7,076	212,021
Covered loans	10,786	61	461	522	11,308
Total loans	$215,731	$1,850	$5,748	$7,598	$223,329
Total outstanding commitments	$442,047	$3,231	$6,563	$9,794	$451,841

(a)	Classified rating on consumer loans primarily based on delinquency status.
(b)	At December 31, 2013, $3.7 billion of GNMA loans 90 days or more past due and $2.6 billion of restructured GNMA loans whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs were classified with a pass rating, compared with $3.2 billion and $2.4 billion at December 31, 2012, respectively.

96	U.S. BANCORP

For all loan classes, a loan is considered to be impaired when, based on current events or information, it is probable the Company will be unable to collect all amounts due per the contractual terms of the loan agreement. A summary of impaired loans, which include all nonaccrual and TDR loans, by portfolio class was as follows:

(Dollars in Millions)	Period-end Recorded Investment (a)	Unpaid Principal Balance	Valuation Allowance	Commitments to Lend Additional Funds
December 31, 2013
Commercial	$382	$804	$36	$54
Commercial real estate	693	1,322	51	40
Residential mortgages	2,767	3,492	308	–
Credit card	310	310	87	–
Other retail	391	593	59	14
Total impaired loans, excluding GNMA and covered loans	4,543	6,521	541	108
Loans purchased from GNMA mortgage pools	2,607	2,607	28	–
Covered loans	452	1,008	30	4
Total	$7,602	$10,136	$599	$112
December 31, 2012
Commercial	$404	$1,200	$40	$39
Commercial real estate	1,077	2,251	70	4
Residential mortgages	2,748	3,341	415	–
Credit card	442	442	153	–
Other retail	443	486	101	3
Total impaired loans, excluding GNMA and covered loans	5,114	7,720	779	46
Loans purchased from GNMA mortgage pools	1,778	1,778	39	–
Covered loans	767	1,584	20	12
Total	$7,659	$11,082	$838	$58

(a)	Substantially all loans classified as impaired at December 31, 2013 and 2012, had an associated allowance for credit losses. The total amount of interest income recognized during 2013 on loans classified as impaired at December 31, 2013, excluding those acquired with deteriorated credit quality, was $233 million, compared to what would have been recognized at the original contractual terms of the loans of $399 million.

U.S. BANCORP	97

Additional information on impaired loans for the years ended December 31 follows:

(Dollars in Millions)	Average Recorded Investment	Interest Income Recognized
2013
Commercial	$382	$29
Commercial real estate	889	39
Residential mortgages	2,749	134
Credit card	366	16
Other retail	424	24
Total impaired loans, excluding GNMA and covered loans	4,810	242
Loans purchased from GNMA mortgage pools	1,967	100
Covered loans	561	27
Total	$7,338	$369
2012
Commercial	$470	$18
Commercial real estate	1,314	43
Residential mortgages	2,717	130
Credit card	510	28
Other retail	301	19
Total impaired loans, excluding GNMA and covered loans	5,312	238
Loans purchased from GNMA mortgage pools	1,448	73
Covered loans	980	29
Total	$7,740	$340
2011
Commercial	$534	$12
Commercial real estate	1,537	18
Residential mortgages	2,557	100
Credit card	485	15
Other retail	164	5
Total impaired loans, excluding GNMA and covered loans	5,277	150
Loans purchased from GNMA mortgage pools	710	25
Covered loans	780	11
Total	$6,767	$186

98	U.S. BANCORP

Troubled Debt Restructurings In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. The following table provides a summary of loans modified as TDRs for the years ended December 31, by portfolio class:

(Dollars in Millions)	Number of Loans	Pre-Modification Outstanding Loan Balance	Post-Modification Outstanding Loan Balance
2013
Commercial	2,429	$166	$155
Commercial real estate	165	205	198
Residential mortgages	2,179	309	304
Credit card	26,669	160	161
Other retail	4,290	103	102
Total loans, excluding GNMA and covered loans	35,732	943	920
Loans purchased from GNMA mortgage pools	8,878	1,121	1,066
Covered loans	123	94	72
Total loans	44,733	$2,158	$2,058
2012
Commercial	4,843	$307	$272
Commercial real estate	312	493	461
Residential mortgages	4,616	638	623
Credit card	49,320	241	255
Other retail	10,461	279	275
Total loans, excluding GNMA and covered loans	69,552	1,958	1,886
Loans purchased from GNMA mortgage pools	9,518	1,280	1,245
Covered loans	192	277	263
Total loans	79,262	$3,515	$3,394
2011
Commercial	5,285	$456	$427
Commercial real estate	506	1,078	1,060
Residential mortgages	3,611	708	704
Credit card	55,951	322	321
Other retail	4,028	73	72
Total loans, excluding GNMA and covered loans	69,381	2,637	2,584
Loans purchased from GNMA mortgage pools	9,569	1,277	1,356
Covered loans	283	604	575
Total loans	79,233	$4,518	$4,515

Residential mortgages, home equity and second mortgages, and loans purchased from Government National Mortgage Association (“GNMA”) mortgage pools in the table above include trial period arrangements offered to customers during the periods presented. The post-modification balances for these loans reflect the current outstanding balance until a permanent modification is made. In addition, the post-modification balances typically include capitalization of unpaid accrued interest and/or fees under the various modification programs. For those loans modified as TDRs during the fourth quarter of 2013, at December 31, 2013, 416 residential mortgages, 10 home equity and second mortgage loans and 2,536 loans purchased from GNMA mortgage pools with outstanding balances of $58 million, $1 million and $328 million, respectively, were in a trial period and have estimated post-modification balances of $47 million, $1 million and $307 million, respectively, assuming permanent modification occurs at the end of the trial period.

U.S. BANCORP	99

The following table provides a summary of TDR loans that defaulted (fully or partially charged-off or became 90 days or more past due) for the years ended December 31, that were modified as TDRs within 12 months previous to default:

(Dollars in Millions)	Number of Loans	Amount Defaulted
2013
Commercial	642	$46
Commercial real estate	87	102
Residential mortgages	1,099	163
Credit card	6,640	37
Other retail	1,841	80
Total loans, excluding GNMA and covered loans	10,309	428
Loans purchased from GNMA mortgage pools	4,972	640
Covered loans	63	49
Total loans	15,344	$1,117
2012
Commercial	859	$48
Commercial real estate	111	232
Residential mortgages	1,073	146
Credit card	9,774	54
Other retail	1,818	56
Total loans, excluding GNMA and covered loans	13,635	536
Loans purchased from GNMA mortgage pools	1,245	177
Covered loans	68	97
Total loans	14,948	$810
2011
Commercial	665	$26
Commercial real estate	64	67
Residential mortgages	623	127
Credit card	7,108	36
Other retail	557	13
Total loans, excluding GNMA and covered loans	9,017	269
Loans purchased from GNMA mortgage pools	857	124
Covered loans	11	26
Total loans	9,885	$419

In addition to the defaults in the table above, for the year ended December 31, 2013, the Company had a total of 591 residential mortgage loans, home equity and second mortgage loans and loans purchased from GNMA mortgage pools with aggregate outstanding balances of $78 million where borrowers did not successfully complete the trial period arrangement and therefore are no longer eligible for a permanent modification under the applicable modification program.

100	U.S. BANCORP

Covered Assets Covered assets represent loans and other assets acquired from the FDIC, subject to loss sharing agreements, and include expected reimbursements from the FDIC. The carrying amount of the covered assets at December 31, consisted of purchased impaired loans, purchased nonimpaired loans and other assets as shown in the following table:

	2013				2012
(Dollars in Millions)	Purchased Impaired Loans	Purchased Nonimpaired Loans	Other Assets	Total	Purchased Impaired Loans	Purchased Nonimpaired Loans	Other Assets	Total
Commercial loans	$–	$32	$–	$32	$–	$143	$–	$143
Commercial real estate loans	738	1,494	–	2,232	1,323	2,695	–	4,018
Residential mortgage loans	3,037	890	–	3,927	3,978	1,109	–	5,087
Credit card loans	–	5	–	5	–	5	–	5
Other retail loans	–	666	–	666	–	775	–	775
Losses reimbursable by the FDIC (a)	–	–	798	798	–	–	1,280	1,280
Unamortized changes in FDIC asset (b)	–	–	802	802	–	–	–	–
Covered loans	3,775	3,087	1,600	8,462	5,301	4,727	1,280	11,308
Foreclosed real estate	–	–	97	97	–	–	197	197
Total covered assets	$3,775	$3,087	$1,697	$8,559	$5,301	$4,727	$1,477	$11,505

(a)	Relates to loss sharing agreements with remaining terms up to six years.
(b)	Represents decreases in expected reimbursements by the FDIC as a result of decreases in expected losses on the covered loans. These amounts are amortized as a reduction in interest income on covered loans over the shorter of the expected life of the respective covered loans or the remaining contractual term of the indemnification agreements. These amounts were presented within the separate loan categories prior to January 1, 2013.

At December 31, 2013, $5 million of the purchased impaired loans included in covered loans were classified as nonperforming assets, compared with $82 million at December 31, 2012, because the expected cash flows are primarily based on the liquidation of underlying collateral and the timing and amount of the cash flows could not be reasonably estimated. Interest income is recognized on other purchased impaired loans through accretion of the difference between the carrying amount of those loans and their expected cash flows. The initial determination of the fair value of the purchased loans includes the impact of expected credit losses and, therefore, no allowance for credit losses is recorded at the purchase date. To the extent credit deterioration occurs after the date of acquisition, the Company records an allowance for credit losses.

NOTE 6	Leases

The components of the net investment in sales-type and direct financing leases at December 31 were as follows:

(Dollars in Millions)	2013	2012
Aggregate future minimum lease payments to be received	$11,074	$10,738
Unguaranteed residual values accruing to the lessor’s benefit	783	890
Unearned income	(1,045)	(1,123)
Initial direct costs	189	175

Total net investment in sales-type and direct financing leases (a)	$11,001	$10,680

(a)	The accumulated allowance for uncollectible minimum lease payments was $68 million and $80 million at December 31, 2013 and 2012, respectively.

The minimum future lease payments to be received from sales-type and direct financing leases were as follows at December 31, 2013:

(Dollars in Millions)
2014	$3,891
2015	3,240
2016	2,518
2017	826
2018	275
Thereafter	324

U.S. BANCORP	101

NOTE 7	Accounting for Transfers and Servicing of Financial Assets and Variable Interest Entities

The Company transfers financial assets in the normal course of business. The majority of the Company’s financial asset transfers are residential mortgage loan sales primarily to government-sponsored enterprises (“GSEs”), transfers of tax-advantaged investments, commercial loan sales through participation agreements, and other individual or portfolio loan and securities sales. In accordance with the accounting guidance for asset transfers, the Company considers any ongoing involvement with transferred assets in determining whether the assets can be derecognized from the balance sheet. Guarantees provided to certain third-parties in connection with the transfer of assets are further discussed in Note 22.

For loans sold under participation agreements, the Company also considers whether the terms of the loan participation agreement meet the accounting definition of a participating interest. With the exception of servicing and certain performance-based guarantees, the Company’s continuing involvement with financial assets sold is minimal and generally limited to market customary representation and warranty clauses. Any gain or loss on sale depends on the previous carrying amount of the transferred financial assets, the consideration received, and any liabilities incurred in exchange for the transferred assets. Upon transfer, any servicing assets and other interests that continue to be held by the Company are initially recognized at fair value. For further information on MSRs, refer to Note 9. On a limited basis, the Company may acquire and package high-grade corporate bonds for select corporate customers, in which the Company generally has no continuing involvement with these transactions. Additionally, the Company is an authorized GNMA issuer and issues GNMA securities on a regular basis. The Company has no other asset securitizations or similar asset-backed financing arrangements that are off-balance sheet.

The Company is involved in various entities that are considered to be VIEs. The Company’s investments in VIEs are primarily related to investments promoting the development of affordable housing, community development and renewable energy sources. Some of these investments support the Company’s regulatory compliance with the Community Reinvestment Act. The Company’s investments in these entities are designed to generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, over specified time periods. The Company realized federal and state income tax credits related to these investments of $1.5 billion, $883 million and $756 million for the years ended December 31, 2013, 2012 and 2011, respectively. These tax credits are recognized as a reduction of tax expense or, for certain investments, as a reduction to the related investment asset. The Company also recognized, in its Consolidated Statement of Income, $1.2 billion, $1.0 billion and $806 million of costs related to these investments for the years ended December 31, 2013, 2012 and 2011, respectively, of which $604 million, $482 million and $278 million, respectively, was included in tax expense and the remainder was included in noninterest expense.

During 2013, the Company transferred its control over the most significant activities of certain community development and tax-advantaged investment VIEs to a third party manager. The third party manager provides a guarantee to these VIEs related to the occurrence of certain tax credit recapture events and, therefore, has an obligation to absorb certain losses that could potentially be significant to the VIEs. Previously, the Company consolidated these VIEs because it had a controlling financial interest in the entities. After the transfer of control to the third party manager, the Company no longer had a controlling financial interest and deconsolidated the VIEs. The deconsolidation resulted in a decrease in both assets and liabilities, primarily other assets and long-term debt, respectively, of approximately $4.6 billion. The deconsolidation, and remeasurement of the Company’s investment in these unconsolidated VIEs to fair value, did not materially impact the Company’s Consolidated Statement of Income. The total amount of the Company’s investment in the VIEs was $957 million at December 31, 2013 and is reported in other assets.

In addition, the Company sponsors entities to which it transfers tax-advantaged investments. At December 31, 2013, approximately $2.5 billion of the Company’s assets and $1.8 billion of its liabilities included on the Consolidated Balance Sheet were related to community development and tax-advantaged investment VIEs which the Company has consolidated, primarily related to these transfers. These amounts compared to $7.1 billion and $5.2 billion, respectively, at December 31, 2012, which included VIEs related to these asset transfers and, also, the VIEs for which control transferred in 2013. The majority of the assets of these consolidated VIEs are reported in other assets, and the liabilities are reported in long-term debt and other liabilities. The assets of a particular VIE are the primary source of funds to settle its obligations. The creditors of the VIEs do not have recourse to the general credit of the Company. The Company’s exposure to the consolidated VIEs is generally limited to the carrying value of its variable interests plus any related tax credits previously recognized or sold to others with a guarantee.

In addition, the Company sponsors a conduit to which it previously transferred high-grade investment securities. The Company consolidates the conduit because of its ability to manage the activities of the conduit. At December 31, 2013, $116 million of the held-to-maturity investment securities on the

102	U.S. BANCORP

Company’s Consolidated Balance Sheet were related to the conduit, compared with $144 million at December 31, 2012.

The Company also sponsors a municipal bond securities tender option bond program. The Company controls the activities of the program’s entities, is entitled to the residual returns and provides credit, liquidity and remarketing arrangements to the program. As a result, the Company has consolidated the program’s entities. At December 31, 2013, $4.6 billion of available-for-sale securities and $4.6 billion of short-term borrowings on the Consolidated Balance Sheet were related to the tender option bond program, compared with $5.3 billion of available-for-sale securities and $5.0 billion of short-term borrowings at December 31, 2012.

The Company is not required to consolidate VIEs in which it has concluded it does not have a controlling financial interest, and thus is not the primary beneficiary. In such cases, the Company does not have both the power to direct the entities’ most significant activities and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. The Company’s investments in these unconsolidated VIEs generally are carried in other assets on the Consolidated Balance Sheet. The Company’s investments in unconsolidated VIEs at December 31, 2013 ranged from less than $1 million to $37 million, with an aggregate amount of $2.6 billion, net of $1.7 billion of liabilities recorded primarily for unfunded capital commitments of the Company to specific project sponsors. The Company’s investments in unconsolidated VIEs at December 31, 2012, ranged from less than $1 million to $58 million, with an aggregate amount of $1.9 billion, net of liabilities of $1.3 billion recorded primarily for unfunded capital commitments. While the Company believes potential losses from these investments are remote, the Company’s maximum exposure to loss from these unconsolidated VIEs was $7.4 billion at December 31, 2013 and $5.2 billion at December 31, 2012. The maximum exposure to loss was primarily related to community development tax-advantaged investments and included $2.5 billion at December 31, 2013 and $1.8 billion at December 31, 2012, on the Company’s Consolidated Balance Sheet, and $4.9 billion at December 31, 2013 and $3.3 billion at December 31, 2012, of previously recorded tax credits which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level. The remaining amounts related to investments in private investment funds and partnerships for which the maximum exposure to loss included amounts recorded on the Consolidated Balance Sheet and any unfunded commitments. The maximum exposure was determined by assuming a scenario where the separate investments within the individual private funds become worthless, and the community-based business and housing projects and related tax credits completely fail and do not meet certain government compliance requirements.

NOTE 8	Premises and Equipment

Premises and equipment at December 31 consisted of the following:

(Dollars in Millions)	2013	2012
Land	$529	$534
Buildings and improvements	3,256	3,222
Furniture, fixtures and equipment	2,593	2,543
Capitalized building and equipment leases	103	97
Construction in progress	24	42
	6,505	6,438
Less accumulated depreciation and amortization	(3,899)	(3,768)
Total	$2,606	$2,670

NOTE 9	Mortgage Servicing Rights

The Company serviced $226.8 billion of residential mortgage loans for others at December 31, 2013, and $215.6 billion at December 31, 2012. The net impact included in mortgage banking revenue of fair value changes of MSRs due to changes in valuation assumptions and derivatives used to economically hedge MSRs were net gains of $192 million, $102 million and $183 million for the years ended December 31, 2013, 2012 and 2011, respectively. Loan servicing fees, not including valuation changes, included in mortgage banking revenue, were $754 million, $720 million and $651 million for the years ended December 31, 2013, 2012 and 2011, respectively.

U.S. BANCORP	103

Changes in fair value of capitalized MSRs for the years ended December 31, are summarized as follows:

(Dollars in Millions)	2013	2012	2011
Balance at beginning of period	$1,700	$1,519	$1,837
Rights purchased	8	42	35
Rights capitalized	769	957	619
Changes in fair value of MSRs
Due to fluctuations in market interest rates (a)	617	(249)	(619)
Due to revised assumptions or models (b)	33	(21)	33
Other changes in fair value (c)	(447)	(548)	(386)
Balance at end of period	$2,680	$1,700	$1,519

(a)	Includes changes in MSR value associated with changes in market interest rates, including estimated prepayment rates and anticipated earnings on escrow deposits.
(b)	Includes changes in MSR value not caused by changes in market interest rates, such as changes in cost to service, ancillary income, and discount rate, as well as the impact of any model changes.
(c)	Primarily represents changes due to realization of expected cash flows over time (decay).

The estimated sensitivity to changes in interest rates of the fair value of the MSRs portfolio and the related derivative instruments as of December 31 follows:

	2013						2012
(Dollars in Millions)	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps
MSR portfolio	$(435)	$(199)	$(93)	$82	$154	$287	$(370)	$(217)	$(118)	$126	$249	$480
Derivative instrument hedges	399	194	91	(82)	(157)	(301)	473	249	124	(121)	(243)	(486)
Net sensitivity	$(36)	$(5)	$(2)	$–	$(3)	$(14)	$103	$32	$6	$5	$6	$(6)

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

A summary of the Company’s MSRs and related characteristics by portfolio as of December 31 follows:

	2013				2012
(Dollars in Millions)	MRBP	Government	Conventional (b)	Total	MRBP	Government	Conventional (b)	Total
Servicing portfolio	$15,896	$41,659	$169,287	$226,842	$14,143	$39,048	$162,446	$215,637
Fair value	$180	$500	$2,000	$2,680	$154	$314	$1,232	$1,700
Value (bps) (a)	113	120	118	118	109	80	76	79
Weighted-average servicing fees (bps)	39	32	29	30	40	33	30	31
Multiple (value/servicing fees)	2.90	3.75	4.07	3.93	2.73	2.42	2.53	2.55
Weighted-average note rate	4.70%	4.24%	4.17%	4.22%	5.13%	4.57%	4.48%	4.54%
Weighted-average age (in years)	3.8	2.6	2.5	2.6	4.2	2.4	2.5	2.6
Weighted-average expected prepayment (constant prepayment rate)	13.5%	11.5%	10.9%	11.2%	13.2%	21.2%	20.4%	20.1%
Weighted-average expected life (in years)	6.2	6.9	7.2	7.1	6.1	4.2	4.1	4.2
Weighted-average discount rate	11.9%	11.2%	9.8%	10.2%	12.1%	11.4%	10.0%	10.4%

(a)	Value is calculated as fair value divided by the servicing portfolio.
(b)	Represents loans sold primarily to GSEs.

104	U.S. BANCORP

NOTE 10	Intangible Assets

Intangible assets consisted of the following:

	Estimated	Amortization		Balance
At December 31 (Dollars in Millions)	Life (a)	Method (b)		2013	2012
Goodwill		(c	)	$9,205	$9,143
Merchant processing contracts	10 years/8 years	SL/AC		229	281
Core deposit benefits	22 years/5 years	SL/AC		135	176
Mortgage servicing rights		(c	)	2,680	1,700
Trust relationships	14 years/6 years	SL/AC		122	149
Other identified intangibles	9 years/5 years	SL/AC		363	400
Total				$12,734	$11,849

(a)	Estimated life represents the amortization period for assets subject to the straight line method and the weighted average or life of the underlying cash flows amortization period for intangibles subject to accelerated methods. If more than one amortization method is used for a category, the estimated life for each method is calculated and reported separately.

(b) Amortization methods:	SL = straight line method
AC= accelerated methods generally based on cash flows
(c)	Goodwill is evaluated for impairment, but not amortized. Mortgage servicing rights are recorded at fair value, and are not amortized.

Aggregate amortization expense consisted of the following:

Year Ended December 31 (Dollars in Millions)	2013	2012	2011
Merchant processing contracts	$64	$74	$90
Core deposit benefits	41	60	81
Trust relationships	34	39	35
Other identified intangibles	84	101	93
Total	$223	$274	$299

The estimated amortization expense for the next five years is as follows:

(Dollars in Millions)
2014	$184
2015	148
2016	119
2017	98
2018	78

The following table reflects the changes in the carrying value of goodwill for the years ended December 31, 2013, 2012 and 2011:

(Dollars in Millions)	Wholesale Banking and Commercial Real Estate	Consumer and Small Business Banking	Wealth Management and Securities Services	Payment Services	Treasury and Corporate Support	Consolidated Company
Balance at December 31, 2010	$1,605	$3,535	$1,463	$2,351	$–	$8,954
Other (a)	–	(21)	–	(6)	–	(27)
Balance at December 31, 2011	$1,605	$3,514	$1,463	$2,345	$–	$8,927
Goodwill acquired	–	–	65	143	–	208
Other (a)	–	–	–	8	–	8
Balance at December 31, 2012	$1,605	$3,514	$1,528	$2,496	$–	$9,143
Goodwill acquired	–	–	37	20	–	57
Other (a)	–	–	–	5	–	5
Balance at December 31, 2013	$1,605	$3,514	$1,565	$2,521	$–	$9,205

(a)	Other changes in goodwill include a reclassification from goodwill to covered loans related to an FDIC-assisted acquisition for Consumer and Small Business Banking and the effect of foreign exchange translation for Payment Services.

U.S. BANCORP	105

NOTE 11	Short-Term Borrowings (a)

The following table is a summary of short-term borrowings for the last three years:

	2013		2012		2011
(Dollars in Millions)	Amount	Rate	Amount	Rate	Amount	Rate
At year-end
Federal funds purchased	$594	.11%	$950	.11%	$1,036	.11%
Securities sold under agreements to repurchase	2,057	5.34	3,388	3.26	6,986	3.35
Commercial paper	19,400	.11	16,202	.12	15,973	.12
Other short-term borrowings	5,557	.19	5,762	.29	6,473	.26
Total	$27,608	.52%	$26,302	.57%	$30,468	.89%
Average for the year
Federal funds purchased (b)	$1,879	9.72%	$1,338	15.32%	$968	22.61%
Securities sold under agreements to repurchase	2,403	4.65	4,942	3.52	7,483	3.22
Commercial paper	17,467	.12	15,806	.14	15,204	.15
Other short-term borrowings	5,934	.72	6,463	.72	7,048	.77
Total (b)	$27,683	1.29%	$28,549	1.57%	$30,703	1.75%
Maximum month-end balance
Federal funds purchased	$3,569		$2,467		$1,172
Securities sold under agreements to repurchase	3,121		5,922		9,071
Commercial paper	19,400		17,385		16,768
Other short-term borrowings	6,301		7,443		7,514

(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.
(b)	Average federal funds purchased and total short-term borrowings rates include amounts paid by the Company to certain corporate card customers for paying outstanding noninterest-bearing corporate card balances within certain timeframes per specific agreements. These activities reduce the Company’s short-term funding needs, and if they did not occur, the Company would use other funding alternatives, including the use of federal funds purchased. The amount of this compensation expense paid by the Company and included in federal funds purchased and total short-term borrowings rates for 2013, 2012 and 2011 was $181 million, $203 million and $218 million, respectively.

NOTE 12	Long-Term Debt

Long-term debt (debt with original maturities of more than one year) at December 31 consisted of the following:

(Dollars in Millions)	Rate Type	Rate (a)	Maturity Date	2013	2012
U.S. Bancorp (Parent Company)
Subordinated notes	Fixed	2.950%	2022	$1,300	$1,300
	Fixed	7.500%	2026	199	199
Medium-term notes	Fixed	1.650% - 4.200%	2014 - 2022	8,750	10,600
	Floating	.728%	2018	500	–
Junior subordinated debentures	Fixed	3.442%	2016	500	500
Capitalized lease obligations, mortgage indebtedness and other (b)				167	173
Subtotal				11,416	12,772
Subsidiaries
Subordinated notes	Fixed	6.300%	2014	963	963
	Fixed	4.950%	2014	1,000	1,000
	Fixed	4.800%	2015	500	500
	Fixed	3.778%	2020	500	500
	Floating	.524%	2014	373	373
Federal Home Loan Bank advances	Fixed	1.250% - 8.250%	2014 - 2026	13	16
	Floating	.238% - .505%	2014 - 2022	4,579	4,579
Bank notes	Floating	–%	2046 - 2048	142	143
Capitalized lease obligations, mortgage indebtedness and other (b)				563	4,670
Subtotal				8,633	12,744
Total				$20,049	$25,516

(a)	Weighted-average interest rates of Federal Home Loan Bank advances and fixed-rate medium-term notes were .28 percent and 2.78 percent, respectively.
(b)	Other includes consolidated community development and tax-advantaged investment VIEs, debt issuance fees, and unrealized gains and losses and deferred amounts relating to derivative instruments.

106	U.S. BANCORP

During 2012, the Company elected to redeem $2.7 billion of junior subordinated debentures issued to five wholly-owned unconsolidated trusts that had interest payable at fixed rates ranging from 6.30 percent to 6.63 percent. There were no issuances of junior subordinated debentures in 2013 or 2012.

The Company has arrangements with the Federal Home Loan Bank and Federal Reserve Bank whereby the Company could have borrowed an additional $69.7 billion and $60.9 billion at December 31, 2013 and 2012, respectively, based on collateral available.

Maturities of long-term debt outstanding at December 31, 2013, were:

(Dollars in Millions)	Parent Company	Consolidated
2014	$1,499	$4,132
2015	1,749	3,013
2016	1,940	3,813
2017	1,247	2,545
2018	1,496	1,534
Thereafter	3,485	5,012
Total	$11,416	$20,049

NOTE 13	Junior Subordinated Debentures

As of December 31, 2013, the Company sponsored, and wholly owned 100 percent of the common equity of, USB Capital IX, a wholly-owned unconsolidated trust, formed for the purpose of issuing redeemable Income Trust Securities (“ITS”) to third party investors, originally investing the proceeds in junior subordinated debt securities (“Debentures”) issued by the Company and entering into stock purchase contracts to purchase preferred stock in the future. During 2010, the Company exchanged depositary shares representing an ownership interest in its Series A Non-Cumulative Perpetual Preferred Stock (“Series A Preferred Stock”) to acquire a portion of the ITS issued by USB Capital IX and retire a portion of the Debentures and cancel a pro-rata portion of stock purchase contracts. During 2011, USB Capital IX sold the remaining Debentures, originally issued by the Company to the trust, to investors to generate cash proceeds to purchase the Company’s Series A Preferred Stock pursuant to the stock purchase contracts. As part of this sale, a consolidated subsidiary of the Company purchased $176 million of the Debentures, which effectively retired the debt. The Company classifies the remaining $500 million of debentures at December 31, 2013 and 2012, as long-term debt. As of December 31, 2013 and 2012, $676 million of the Company’s Series A Preferred Stock was the sole asset of USB Capital IX. The Company’s obligations under the transaction documents, taken together, have the effect of providing a full and unconditional guarantee by the Company, on a junior subordinated basis, of the payment obligations of the trust.

NOTE 14	Shareholders’ Equity

At December 31, 2013 and 2012, the Company had authority to issue 4 billion shares of common stock and 50 million shares of preferred stock. The Company had 1.8 billion shares and 1.9 billion shares of common stock outstanding at December 31, 2013 and 2012, respectively. The Company had 106 million shares reserved for future issuances, primarily under stock option plans, at December 31, 2013.

The number of shares issued and outstanding and the carrying amount of each outstanding series of the Company’s preferred stock was as follows:

	2013				2012
At December 31, (Dollars in Millions)	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount
Series A	12,510	$1,251	$145	$1,106	12,510	$1,251	$145	$1,106
Series B	40,000	1,000	–	1,000	40,000	1,000	–	1,000
Series D	–	–	–	–	20,000	500	–	500
Series F	44,000	1,100	12	1,088	44,000	1,100	12	1,088
Series G	43,400	1,085	10	1,075	43,400	1,085	10	1,075
Series H	20,000	500	13	487	–	–	–	–
Total preferred stock (a)	159,910	$4,936	$180	$4,756	159,910	$4,936	$167	$4,769

(a)	The par value of all shares issued and outstanding at December 31, 2013 and 2012, was $1.00 per share.

During 2013, the Company issued depositary shares representing an ownership interest in 20,000 shares of Series H Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series H Preferred Stock”). The Series H Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per

U.S. BANCORP	107

annum equal to 5.15 percent. The Series H Preferred Stock is redeemable at the Company’s option, in whole or in part, on or after July 15, 2018. The Series H Preferred stock is redeemable at the Company’s option, in whole, but not in part, prior to July 15, 2018 within 90 days following an official administrative or judicial decision, amendment to, or change in the laws or regulations that would not allow the Company to treat the full liquidation value of the Series H Preferred Stock as Tier 1 capital for purposes of the capital adequacy guidelines of the Federal Reserve.

During 2012, the Company issued depositary shares representing an ownership interest in 44,000 shares of Series F Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series F Preferred Stock”), and depositary shares representing an ownership interest in 43,400 shares of Series G Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series G Preferred Stock”). The Series F Preferred Stock and Series G Preferred Stock have no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to 6.50 percent from the date of issuance to, but excluding, January 15, 2022, and thereafter at a floating rate per annum equal to three-month LIBOR plus 4.468 percent for the Series F Preferred Stock, and 6.00 percent from the date of issuance to, but excluding, April 15, 2017, and thereafter at a floating rate per annum equal to three-month LIBOR plus 4.86125 percent for the Series G Preferred Stock. Both series are redeemable at the Company’s option, in whole or in part, on or after January 15, 2022, for the Series F Preferred Stock and April 15, 2017, for the Series G Preferred Stock. Both series are redeemable at the Company’s option, in whole, but not in part, prior to January 15, 2022, for the Series F Preferred Stock and prior to April 15, 2017, for the Series G Preferred Stock, within 90 days following an official administrative or judicial decision, amendment to, or change in the laws or regulations that would not allow the Company to treat the full liquidation value of the Series F Preferred Stock or Series G Preferred Stock, respectively, as Tier 1 capital for purposes of the capital adequacy guidelines of the Federal Reserve Board.

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

During 2008, the Company issued depositary shares representing an ownership interest in 20,000 shares of Series D Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series D Preferred Stock”). In conjunction with the issuance of the Series H Preferred Stock, the Company redeemed at par value all shares of the Series D Preferred Stock during 2013. The Company included an $8 million loss in its computation of earnings per diluted common share for 2013, which represents the stock issuance costs recorded in capital surplus upon the issuance of the Series D Preferred Stock that were reclassified to retained earnings on the redemption date.

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

During 2013, 2012 and 2011, the Company repurchased shares of its common stock under various authorizations approved by its Board of Directors. As of December 31, 2013, the approximate dollar value of shares that may yet be purchased by the Company under the current Board of Directors approved authorization was $488 million.

The following table summarizes the Company’s common stock repurchased in each of the last three years:

(Dollars and Shares in Millions)	Shares	Value
2013	65	$2,336
2012	59	1,878
2011	22	550

108	U.S. BANCORP

Shareholders’ equity is affected by transactions and valuations of asset and liability positions that require adjustments to accumulated other comprehensive income (loss). The reconciliation of the transactions affecting accumulated other comprehensive income (loss) included in shareholders’ equity for the years ended December 31, is as follows:

(Dollars in Millions)	Unrealized Gains (Losses) on Securities Available-For-Sale	Unrealized Gains (Losses) on Securities Transferred From Available-For-Sale to Held-To-Maturity	Unrealized Gains (Losses) on Derivative Hedges	Unrealized Gains (Losses) on Retirement Plans	Foreign Currency Translation	Total
2013
Balance at beginning of period	$679	$107	$(404)	$(1,265)	$(40)	$(923)
Changes in unrealized gains and losses	(1,223)	–	37	590	–	(596)
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	8	–	–	–	–	8
Foreign currency translation adjustment	–	–	–	–	(34)	(34)
Reclassification to earnings of realized gains and losses	(9)	(59)	192	249	–	373
Applicable income taxes	468	22	(86)	(317)	14	101
Balance at end of period	$(77)	$70	$(261)	$(743)	$(60)	$(1,071)
2012
Balance at beginning of period	$360	$–	$(489)	$(1,022)	$(49)	$(1,200)
Changes in unrealized gains and losses	715	–	(74)	(543)	–	98
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	12	–	–	–	–	12
Transfer of securities from available-for-sale to held-to-maturity	(224)	224	–	–	–	–
Foreign currency translation adjustment	–	–	–	–	14	14
Reclassification to earnings of realized gains and losses	15	(51)	211	150	–	325
Applicable income taxes	(199)	(66)	(52)	150	(5)	(172)
Balance at end of period	$679	$107	$(404)	$(1,265)	$(40)	$(923)
2011
Balance at beginning of period	$(213)	$–	$(414)	$(803)	$(39)	$(1,469)
Changes in unrealized gains and losses	920	–	(343)	(464)	–	113
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	(25)	–	–	–	–	(25)
Foreign currency translation adjustment	–	–	–	–	(16)	(16)
Reclassification to earnings of realized gains and losses	31	–	222	110	–	363
Applicable income taxes	(353)	–	46	135	6	(166)
Balance at end of period	$360	$–	$(489)	$(1,022)	$(49)	$(1,200)

U.S. BANCORP	109

Additional detail about the impact to net income for items reclassified out of accumulated other comprehensive income and into earnings for the year ended December 31, 2013, is as follows:

(Dollars in Millions)	Impact to Net Income	Affected Line Item in the Consolidated Statement of Income
Unrealized gains (losses) on securities available-for-sale
Realized gains (losses) on sale of securities	$23	Total securities gains (losses), net
Other-than-temporary impairment recognized in earnings	(14)
	9	Total before tax
	(4)	Applicable income taxes
	5	Net-of-tax
Unrealized gains (losses) on securities transferred from available-for-sale to held-to-maturity
Amortization of unrealized gains	59	Interest income
	(22)	Applicable income taxes
	37	Net-of-tax
Unrealized gains (losses) on derivative hedges
Realized gains (losses) on derivative hedges	(192)	Net interest income
	74	Applicable income taxes
	(118)	Net-of-tax
Unrealized gains (losses) on retirement plans
Actuarial gains (losses), prior service cost (credit) and transition obligation (asset) amortization	(249)	Employee benefits expense
	96	Applicable income taxes
	(153)	Net-of-tax
Total impact to net income	$(229)

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

For a summary of the regulatory capital requirements and the actual ratios as of December 31, 2013 and 2012, for the Company and its bank subsidiary, see Table 22 included in Management’s Discussion and Analysis, which is incorporated by reference into these Notes to Consolidated Financial Statements.

110	U.S. BANCORP

The following table provides the components of the Company’s regulatory capital at December 31:

(Dollars in Millions)	2013	2012
Tier 1 Capital
Common shareholders’ equity	$36,357	$34,229
Qualifying preferred stock	4,756	4,769
Noncontrolling interests, less preferred stock not eligible for Tier 1 capital	688	685
Less intangible assets
Goodwill (net of deferred tax liability)	(8,343)	(8,351)
Other disallowed intangible assets	(708)	(829)
Other (a)	636	700
Total Tier 1 Capital	33,386	31,203

Tier 2 Capital
Eligible portion of allowance for credit losses	3,734	3,609
Eligible subordinated debt	2,299	2,953
Other	(79)	15
Total Tier 2 Capital	5,954	6,577
Total Risk Based Capital	$39,340	$37,780
Risk-Weighted Assets	$297,919	$287,611

(a)	Includes the impact of items included in other comprehensive income (loss), such as unrealized gains (losses) on available-for-sale securities, accumulated net gains on cash flow hedges, pension liability adjustments, etc.

Noncontrolling interests principally represent third party investors’ interests in consolidated entities, including preferred stock of consolidated subsidiaries. During 2006, the Company’s banking subsidiary formed USB Realty Corp., a real estate investment trust, for the purpose of issuing 5,000 shares of Fixed-to-Floating Rate Exchangeable Non-cumulative Perpetual Series A Preferred Stock with a liquidation preference of $100,000 per share (“Series A Preferred Securities”) to third party investors. Dividends on the Series A Preferred Securities, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to three-month LIBOR plus 1.147 percent. If USB Realty Corp. has not declared a dividend on the Series A Preferred Securities before the dividend payment date for any dividend period, such dividend shall not be cumulative and shall cease to accrue and be payable, and USB Realty Corp. will have no obligation to pay dividends accrued for such dividend period, whether or not dividends on the Series A Preferred Securities are declared for any future dividend period.

The Series A Preferred Securities will be redeemable, in whole or in part, at the option of USB Realty Corp. on each fifth anniversary after the dividend payment date occurring in January 2012. Any redemption will be subject to the approval of the Office of the Comptroller of the Currency.

NOTE 15	Earnings Per Share

The components of earnings per share were:

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2013	2012	2011
Net income attributable to U.S. Bancorp	$5,836	$5,647	$4,872
Preferred dividends	(250)	(238)	(129)
Impact of preferred stock redemption (a)	(8)	–	–
Earnings allocated to participating stock awards	(26)	(26)	(22)
Net income applicable to U.S. Bancorp common shareholders	$5,552	$5,383	$4,721
Average common shares outstanding	1,839	1,887	1,914
Net effect of the exercise and assumed purchase of stock awards	10	9	9
Average diluted common shares outstanding	1,849	1,896	1,923
Earnings per common share	$3.02	$2.85	$2.47
Diluted earnings per common share	$3.00	$2.84	$2.46

(a)	Represents stock issuance costs originally recorded in capital surplus upon the issuance of the Company’s Series D Non-Cumulative Perpetual Preferred Stock that were reclassified to retained earnings on the redemption date.

U.S. BANCORP	111

Options outstanding at December 31, 2013, 2012 and 2011, to purchase 5 million, 22 million and 54 million common shares, respectively, were not included in the computation of diluted earnings per share for the years ended December 31, 2013, 2012 and 2011, respectively, because they were antidilutive. Convertible senior debentures outstanding at December 31, 2012 and 2011, that could potentially be converted into shares of the Company’s common stock pursuant to specified formulas, were not included in the computation of dilutive earnings per share for the years ended December 31, 2012 and 2011, because they were antidilutive.

NOTE 16	Employee Benefits

Employee Retirement Savings Plan The Company has a defined contribution retirement savings plan that covers substantially all its employees. Qualified employees are allowed to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested at their direction among a variety of investment alternatives. Employee contributions are 100 percent matched by the Company, up to four percent of an employee’s eligible annual compensation. The Company’s matching contribution vests immediately. Beginning with the 2013 matching contribution paid in January 2014, the matching contribution will be invested in the same manner as an employee’s future contribution elections. Previously, the matching contribution was initially invested in the Company’s common stock, and the employee was able to reinvest the matching contribution among various investment alternatives. Total expense for the Company’s matching contributions was $118 million, $111 million and $103 million in 2013, 2012 and 2011, respectively.

Pension Plans The Company has tax qualified noncontributory defined benefit pension plans that provide benefits to substantially all its employees. Participants receive annual cash balance pay credits based on eligible pay multiplied by a percentage determined by their age and years of service. Participants also receive an annual interest credit. Employees become vested upon completing three years of vesting service. For participants in the plan before 2010 that elected to stay under their existing formula, pension benefits are provided to eligible employees based on years of service, multiplied by a percentage of their final average pay. Additionally, as a result of plan mergers, a portion of pension benefits may also be provided using a cash balance benefit formula where only interest credits continue to be credited to participants’ accounts.

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

The Company’s funding policy is to contribute amounts to its plans sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended by the Pension Protection Act, plus such additional amounts as the Company determines to be appropriate. The Company made contributions of $296 million and $35 million to its main pension plan in 2013 and 2012, respectively, and anticipates making contributions of $185 million to its main pension plan in 2014. Any contributions made to the qualified plans are invested in accordance with established investment policies and asset allocation strategies.

In addition to the funded qualified pension plans, the Company maintains non-qualified plans that are unfunded and provide benefits to certain employees. The assumptions used in computing the accumulated benefit obligation, the projected benefit obligation and net pension expense are substantially consistent with those assumptions used for the funded qualified plans. In 2014, the Company expects to contribute $20 million to its non-qualified pension plans which equals the 2014 expected benefit payments.

Postretirement Welfare Plan In addition to providing pension benefits, the Company provides health care and death benefits to certain former employees who retired prior to January 1, 2014. Employees retiring after December 31, 2013 are not eligible for retiree health care benefits. This plan change decreased the plan’s benefit obligation by $35 million during 2013, which will be amortized as a reduction to plan expense over the remaining life of the plan participants. The Company expects to contribute $9 million to its postretirement welfare plan in 2014.

112	U.S. BANCORP

The following table summarizes the changes in benefit obligations and plan assets for the years ended December 31, and the funded status and amounts recognized in the Consolidated Balance Sheet at December 31 for the retirement plans:

	Pension Plans		Postretirement Welfare Plan
(Dollars in Millions)	2013	2012	2013	2012
Change In Projected Benefit Obligation
Benefit obligation at beginning of measurement period	$4,096	$3,261	$142	$170
Service cost	168	129	3	5
Interest cost	170	168	4	7
Participants’ contributions	–	–	10	10
Plan amendments	–	–	(35)	–
Actuarial loss (gain)	(388)	681	(2)	(26)
Lump sum settlements	(34)	(33)	–	–
Benefit payments	(117)	(110)	(24)	(26)
Federal subsidy on benefits paid	–	–	2	2
Benefit obligation at end of measurement period (a)	$3,895	$4,096	$100	$142
Change In Fair Value Of Plan Assets
Fair value at beginning of measurement period	$2,321	$2,103	$105	$120
Actual return on plan assets	343	305	–	–
Employer contributions	318	56	1	1
Participants’ contributions	–	–	10	10
Lump sum settlements	(34)	(33)	–	–
Benefit payments	(117)	(110)	(24)	(26)
Fair value at end of measurement period	$2,831	$2,321	$92	$105
Funded (Unfunded) Status	$(1,064)	$(1,775)	$(8)	$(37)
Components Of The Consolidated Balance Sheet
Current benefit liability	$(20)	$(23)	$–	$–
Noncurrent benefit liability	(1,044)	(1,752)	(8)	(37)
Recognized amount	$(1,064)	$(1,775)	$(8)	$(37)
Accumulated Other Comprehensive Income (Loss), Pretax
Net actuarial gain (loss)	$(1,333)	$(2,152)	$75	$84
Net prior service credit (cost)	16	21	34	–
Recognized amount	$(1,317)	$(2,131)	$109	$84

(a)	At December 31, 2013 and 2012, the accumulated benefit obligation for all pension plans was $3.6 billion and $3.8 billion, respectively.

The following table provides information for pension plans with benefit obligations in excess of plan assets at December 31:

(Dollars in Millions)	2013	2012
Pension Plans with Projected Benefit Obligations in Excess of Plan Assets
Projected benefit obligation	$3,853	$4,096
Fair value of plan assets	2,787	2,321
Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets
Projected benefit obligation	$3,853	$4,096
Accumulated benefit obligation	3,566	3,776
Fair value of plan assets	2,787	2,321

U.S. BANCORP	113

The following table sets forth the components of net periodic benefit cost and other amounts recognized in accumulated other comprehensive income (loss) for the years ended December 31 for the retirement plans:

	Pension Plans			Postretirement Welfare Plan
(Dollars in Millions)	2013	2012	2011	2013	2012	2011
Components Of Net Periodic Benefit Cost
Service cost	$168	$129	$119	$3	$5	$4
Interest cost	170	168	169	4	7	9
Expected return on plan assets	(176)	(191)	(207)	(2)	(2)	(5)
Prior service cost (credit) and transition obligation (asset) amortization	(5)	(4)	(9)	(1)	–	–
Actuarial loss (gain) amortization	264	161	125	(9)	(7)	(6)
Net periodic benefit cost	$421	$263	$197	$(5)	$3	$2
Other Changes In Plan Assets And Benefit Obligations
Recognized In Other Comprehensive Income (Loss)
Net actuarial gain (loss) arising during the year	$555	$(567)	$(474)	$–	$24	$10
Net actuarial loss (gain) amortized during the year	264	161	125	(9)	(7)	(6)
Net prior service credit (cost) arising during the year	–	–	–	35	–	–
Net prior service cost (credit) and transition obligation (asset) amortized during the year	(5)	(4)	(9)	(1)	–	–
Total recognized in other comprehensive income (loss)	$814	$(410)	$(358)	$25	$17	$4
Total recognized in net periodic benefit cost and other comprehensive income (loss) (a)(b)	$393	$(673)	$(555)	$30	$14	$2

(a)	The pretax estimated actuarial loss (gain) and prior service cost (credit) for the pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2014 are $158 million and $(5) million, respectively.
(b)	The pretax estimated actuarial loss (gain) and prior service cost (credit) for the postretirement welfare plan that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2014 are $(6) million and $(3) million, respectively.

The following table sets forth weighted average assumptions used to determine the projected benefit obligations at December 31:

	Pension Plans		Postretirement Welfare Plan
(Dollars in Millions)	2013	2012	2013	2012
Discount rate (a)	4.97%	4.07%	3.93%	3.10%
Rate of compensation increase (b)	4.02	4.08	*	*
Health care cost trend rate for the next year (c)			7.50%	8.00%
Effect on accumulated postretirement benefit obligation
One percent increase			$5	$5
One percent decrease			(4)	(5)

(a)	The discount rates were developed using a cash flow matching bond model with a modified duration for the qualified pension plans, non-qualified pension plans and postretirement welfare plan of 14.6, 11.5, and 6.4 years, respectively, for 2013, and 15.9, 12.2 and 7.2 years, respectively, for 2012.
(b)	Determined on an active liability weighted basis.
(c)	The rate is assumed to decrease gradually to 5.0 percent by 2019 and remain at this level thereafter.
*	Not applicable

114	U.S. BANCORP

The following table sets forth weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

	Pension Plans			Postretirement Welfare Plan
(Dollars in Millions)	2013	2012	2011	2013	2012	2011
Discount rate (a)	4.07%	5.07%	5.66%	3.10%	4.30%	4.90%
Expected return on plan assets (b)	7.50	8.00	8.25	1.50	2.25	3.50
Rate of compensation increase (c)	4.08	4.05	4.02	*	*	*
Health care cost trend rate (d)
Prior to age 65				8.00%	8.00%	8.00%
After age 65				8.00	12.00	14.00
Effect on total of service cost and interest cost
One percent increase				$–	$–	$–
One percent decrease				–	–	–

(a)	The discount rates were developed using a cash flow matching bond model with a modified duration for the qualified pension plans, non-qualified pension plans and postretirement welfare plan of 15.9, 12.2 and 7.2 years, respectively, for 2013, and 14.8, 11.4 and 7.7 years, respectively, for 2012.
(b)	With the help of an independent pension consultant, the Company considers several sources when developing its expected long-term rates of return on plan assets assumptions, including, but not limited to, past returns and estimates of future returns given the plans’ asset allocation, economic conditions, and peer group LTROR information.
The Company determined its 2013 expected long-term rates of return reflecting current economic conditions and plan assets. The decrease in the pension plans’ LTROR is primarily due to an increase in the debt securities target asset allocation from 10 percent as of December 31, 2011, to 30 percent as of December 31, 2013.
(c)	Determined on an active liability weighted basis.
(d)	The pre-65 and post-65 rates are both assumed to decrease gradually to 5.00 percent by 2019 and remain at that level thereafter.
*	Not applicable

Investment Policies and Asset Allocation In establishing its investment policies and asset allocation strategies, the Company considers expected returns and the volatility associated with different strategies. An independent consultant performs modeling that projects numerous outcomes using a broad range of possible scenarios, including a mix of possible rates of inflation and economic growth. Starting with current economic information, the model bases its projections on past relationships between inflation, fixed income rates and equity returns when these types of economic conditions have existed over the previous 30 years, both in the U.S. and in foreign countries. Estimated future returns and other actuarially determined adjustments are also considered in calculating the estimated return on assets.

Generally, based on historical performance of the various investment asset classes, investments in equities have outperformed other investment classes but are subject to higher volatility. In an effort to reduce volatility, while recognizing the long-term up-side potential of investing in equities, the Committee increased the target asset allocation to 30 percent debt securities for the Company’s qualified pension plans at December 31, 2013. The remaining target asset allocation at December 31, 2013 was 35 percent passively managed global equities, 8 percent actively managed global equities, 7 percent mid-small cap equities, 5 percent emerging markets equities, 5 percent real estate equities, 5 percent hedge funds and 5 percent private equity. The target asset allocation at December 31, 2012 was 35 percent passively managed global equities, 25 percent actively managed global equities, 10 percent mid-small cap equities, 5 percent emerging markets equities, 5 percent real estate equities, and 20 percent debt securities.

At December 31, 2013 and 2012, plan assets of the qualified pension plans included asset management arrangements with related parties totaling $119 million and $168 million, respectively.

Under a contractual agreement with U.S. Bancorp Asset Management, Inc., an affiliate of the Company, certain plan assets were lent to qualified borrowers on a short-term basis in exchange for investment fee income. These borrowers collateralized the loaned securities with either cash or non-cash securities. In 2013, the qualified pension plan discontinued its participation in the securities lending program. Cash collateral held at December 31, 2012 totaled $14 million, with an obligation to return the cash collateral of $20 million.

In accordance with authoritative accounting guidance, the Company groups plan assets into a three-level hierarchy for valuation techniques used to measure their fair value based on whether the valuation inputs are observable or unobservable. Refer to Note 21 for further discussion on these levels.

The assets of the qualified pension plans include investments in equity and U.S. Treasury securities whose fair values are determined based on quoted prices in active markets and are classified within Level 1 of the fair value hierarchy. The qualified pension plans also invest in collective investment and mutual funds whose fair values are determined using the net asset value provided by the administrator of the fund and are classified as Level 2. In addition, the qualified pension plans invest in debt securities and foreign currency transactions that are valued using third party pricing services and are classified as Level 2. In 2012, the qualified pension plan invested in a money market mutual fund with cash collateral from its securities lending arrangement, whose fair value was determined based on

U.S. BANCORP	115

quoted prices in markets that are less active and was classified as Level 2. The qualified pension plans invest in hedge funds and private equity funds whose fair values are determined using the net asset value provided by the fund administrators. The Company’s ability to redeem at net asset value is currently restricted, and accordingly, the investments in hedge and private equity funds are classified as Level 3. Additionally, the qualified pension plans invest in limited partnership interests, and in debt securities whose fair values are determined by the Company by analyzing the limited partnerships’ audited financial statements and by averaging the prices obtained from independent pricing services, respectively. These securities are classified as Level 3.

The following table summarizes the plan investment assets measured at fair value at December 31:

	Pension Plans						Postretirement Welfare Plan
	2013			2012			2013	2012
(Dollars in Millions)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 1
Cash and cash equivalents	$62	$–	$–	$119	$–	$–	$92	$105
Debt securities	217	343	–	151	114	7	–	–
Corporate stock
Domestic equity securities	217	–	–	275	–	–	–	–
Mid-small cap equity securities (a)	148	–	–	173	–	–	–	–
International equity securities	229	–	–	285	–	–	–	–
Real estate equity securities (b)	137	–	–	132	–	–	–	–
Collective investment funds
Domestic equity securities	–	538	–	–	400	–	–	–
Mid-small cap equity securities (c)	–	58	–	–	59	–	–	–
Emerging markets equity securities	–	58	–	–	61	–	–	–
International equity securities	–	472	–	–	362	–	–	–
Mutual funds
Money market	–	–	–	–	7	–	–	–
Debt securities	–	177	–	–	129	–	–	–
Emerging markets equity securities	–	75	–	–	71	–	–	–
Hedge funds (d)	–	–	103	–	–	–	–	–
Other	–	(7)	4	–	(7)	3	–	–
Total (e)	$1,010	$1,714	$107	$1,135	$1,196	$10	$92	$105

(a)	At December 31, 2013 and 2012, securities included $141 million and $164 million in domestic equities, respectively and $7 million and $9 million in international equities, respectively.
(b)	At December 31, 2013 and 2012, securities included $67 million and $66 million in domestic equities, respectively, and $70 million and $66 million in international equities, respectively.
(c)	At December 31, 2013 and 2012, securities included $26 million and $24 million in domestic equities, respectively, $22 million and $16 million in international equities, respectively, and $10 million and $19 million in cash and cash equivalents, respectively.
(d)	This category consists of several investment strategies diversified across several hedge fund managers.
(e)	Total investment assets of the pension plans exclude obligations to return cash collateral to qualified borrowers of $20 million at December 31, 2012, under security lending arrangements.

The following table summarizes the changes in fair value for all plan investment assets measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31:

	2013			2012		2011
(Dollars in Millions)	Debt Securities	Hedge Funds	Other	Debt Securities	Other	Debt Securities	Other
Balance at beginning of period	$7	$–	$3	$7	$6	$8	$6
Unrealized gains (losses) relating to assets still held at end of year	–	–	–	1	(2)	–	(9)
Purchases, sales, and settlements, net	(7)	103	1	(1)	(1)	(1)	9
Balance at end of period	$–	$103	$4	$7	$3	$7	$6

The following benefit payments are expected to be paid from the retirement plans for the years ended December 31:

(Dollars in Millions)	Pension Plans	Postretirement Welfare Plan (a)	Medicare Part D Subsidy Receipts
2014	$169	$15	$2
2015	177	14	2
2016	189	13	2
2017	200	12	2
2018	205	11	2
2019 – 2023	1,205	44	8

(a)	Net of expected retiree contributions and before Medicare Part D subsidy.

116	U.S. BANCORP

NOTE 17	Stock-Based Compensation

As part of its employee and director compensation programs, the Company may grant certain stock awards under the provisions of the existing stock compensation plans, including plans assumed in acquisitions. The plans provide for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant. Option grants are generally exercisable up to ten years from the date of grant. In addition, the plans provide for grants of shares of common stock or stock units that are subject to restriction on transfer prior to vesting. Most stock and unit awards vest over three to five years and are subject to forfeiture if certain vesting requirements are not met. Stock incentive plans of acquired companies are generally terminated at the merger closing dates. Participants under such plans receive the Company’s common stock, or options to buy the Company’s stock, based on the conversion terms of the various merger agreements. At December 31, 2013, there were 54 million shares (subject to adjustment for forfeitures) available for grant under various plans.

Stock Option Awards

The following is a summary of stock options outstanding and exercised under various stock option plans of the Company:

Year Ended December 31	Stock Options/Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
2013
Number outstanding at beginning of period	63,171,918	$28.83
Granted	1,168,011	33.99
Exercised	(17,260,740)	28.41
Cancelled (a)	(354,424)	29.22
Number outstanding at end of period (b)	46,724,765	$29.12	4.4	$527
Exercisable at end of period	39,556,000	$29.19	3.8	$444
2012
Number outstanding at beginning of period	75,823,941	$27.60
Granted	4,180,492	28.65
Exercised	(15,681,323)	23.12
Cancelled (a)	(1,151,192)	24.90
Number outstanding at end of period (b)	63,171,918	$28.83	4.9	$196
Exercisable at end of period	50,671,654	$30.12	4.2	$92
2011
Number outstanding at beginning of period	85,622,705	$26.80
Granted	4,063,369	28.66
Exercised	(8,508,107)	19.49
Cancelled (a)	(5,354,026)	28.44
Number outstanding at end of period (b)	75,823,941	$27.60	5.2	$(42)
Exercisable at end of period	57,039,334	$29.14	4.4	$(120)

(a)	Options cancelled include both non-vested (i.e., forfeitures) and vested options.
(b)	Outstanding options include stock-based awards that may be forfeited in future periods. The impact of the estimated forfeitures is reflected in compensation expense.

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

Year Ended December 31	2013	2012	2011
Estimated fair value	$12.13	$10.19	$10.55
Risk-free interest rates	1.0%	.9%	2.5%
Dividend yield	2.6%	2.6%	2.5%
Stock volatility factor	.49	.49	.47
Expected life of options (in years)	5.5	5.5	5.5

U.S. BANCORP	117

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

The following summarizes certain stock option activity of the Company:

Year Ended December 31 (Dollars in Millions)	2013	2012	2011
Fair value of options vested	$41	$49	$54
Intrinsic value of options exercised	144	143	61
Cash received from options exercised	489	362	165
Tax benefit realized from options exercised	56	75	23

To satisfy option exercises, the Company predominantly uses treasury stock.

Additional information regarding stock options outstanding as of December 31, 2013, is as follows:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Shares	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
$11.02 – $15.00	4,661,087	5.1	$11.39	4,661,087	$11.40
$15.01 – $20.00	167,391	2.4	19.54	167,391	19.54
$20.01 – $25.00	3,390,179	6.2	23.85	2,216,001	23.84
$25.01 – $30.00	13,108,918	5.2	29.05	8,276,837	29.29
$30.01 – $35.00	17,999,955	3.9	31.97	16,837,858	31.83
$35.01 – $36.25	7,397,235	3.1	36.07	7,396,826	36.07
Total	46,724,765	4.4	$29.12	39,556,000	$29.19

Restricted Stock and Unit Awards

A summary of the status of the Company’s restricted shares of stock and unit awards is presented below:

	2013		2012		2011
Year Ended December 31	Shares	Weighted- Average Grant- Date Fair Value	Shares	Weighted- Average Grant- Date Fair Value	Shares	Weighted- Average Grant- Date Fair Value
Nonvested Shares
Outstanding at beginning of period	8,935,743	$25.04	8,995,295	$22.46	8,811,027	$19.74
Granted	3,717,635	33.88	3,085,077	28.70	3,136,086	28.20
Vested	(3,744,411)	22.17	(2,931,820)	20.97	(2,552,979)	20.15
Cancelled	(255,108)	29.18	(212,809)	25.01	(398,839)	22.20
Outstanding at end of period	8,653,859	$29.96	8,935,743	$25.04	8,995,295	$22.46

The total fair value of shares vested was $127 million, $86 million and $72 million for the years ended December 31, 2013, 2012 and 2011, respectively. Stock-based compensation expense was $129 million, $129 million and $118 million for the years ended December 31, 2013, 2012 and 2011, respectively. On an after-tax basis, stock-based compensation was $80 million, $80 million and $73 million for the years ended December 31, 2013, 2012 and 2011, respectively. As of December 31, 2013, there was $142 million of total unrecognized compensation cost related to nonvested share-based arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 2.4 years as compensation expense.

118	U.S. BANCORP

NOTE 18	Income Taxes

The components of income tax expense were:

Year Ended December 31 (Dollars in Millions)	2013	2012	2011
Federal
Current	$1,885	$1,853	$907
Deferred	(83)	45	689
Federal income tax	1,802	1,898	1,596
State
Current	216	334	186
Deferred	14	4	59
State income tax	230	338	245
Total income tax provision	$2,032	$2,236	$1,841

A reconciliation of expected income tax expense at the federal statutory rate of 35 percent to the Company’s applicable income tax expense follows:

Year Ended December 31 (Dollars in Millions)	2013	2012	2011
Tax at statutory rate	$2,717	$2,704	$2,320
State income tax, at statutory rates, net of federal tax benefit	150	220	159
Tax effect of
Tax credits, net of related expenses (a)	(648)	(479)	(458)
Tax-exempt income	(212)	(219)	(226)
Noncontrolling interests	37	55	29
Other items	(12)	(45)	17
Applicable income taxes	$2,032	$2,236	$1,841

(a)	Excludes tax credits of $473 million for the year ended December 31, 2013 which were recognized as a reduction to the related investment asset.

The tax effects of fair value adjustments on securities available-for-sale, derivative instruments in cash flow hedges, foreign currency translation adjustments, pension and post-retirement plans and certain tax benefits related to stock options are recorded directly to shareholders’ equity as part of other comprehensive income (loss).

In preparing its tax returns, the Company is required to interpret complex tax laws and regulations and utilize income and cost allocation methods to determine its taxable income. On an ongoing basis, the Company is subject to examinations by federal, state, local and foreign taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed and matters are resolved. Federal tax examinations for all years ending through December 31, 2010, are completed and resolved. The Company’s tax returns for the years ended December 31, 2011 and 2012 are under examination by the Internal Revenue Service. The years open to examination by state and local government authorities vary by jurisdiction.

A reconciliation of the changes in the federal, state and foreign unrecognized tax position balances are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2013	2012	2011
Balance at beginning of period	$302	$479	$532
Additions for tax positions taken in prior years	44	73	24
Additions for tax positions taken in the current year	–	5	2
Exam resolutions	(56)	(245)	(70)
Statute expirations	(26)	(10)	(9)
Balance at end of period	$264	$302	$479

The total amount of unrecognized tax positions that, if recognized, would impact the effective income tax rate as of December 31, 2013, 2012 and 2011, were $181 million, $240 million and $220 million, respectively. The Company classifies interest and penalties related to unrecognized tax positions as a component of income tax expense. At December 31, 2013, the Company’s uncertain tax position balance included $27 million in accrued interest. During the years ended December 31, 2013, 2012 and 2011 the Company recorded approximately $(12) million, $(8) million and $(2) million, respectively, in interest on unrecognized tax positions.

U.S. BANCORP	119

Deferred income tax assets and liabilities reflect the tax effect of estimated temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The significant components of the Company’s net deferred tax asset (liability) follows:

At December 31 (Dollars in Millions)	2013	2012
Deferred Tax Assets
Allowance for credit losses	$1,722	$1,756
Accrued expenses	485	476
Pension and postretirement benefits	277	523
Securities available-for-sale and financial instruments	172	–
Stock compensation	165	183
Federal, state and foreign net operating loss carryforwards	72	60
Partnerships and other investment assets	646	395
Other deferred tax assets, net	179	180
Gross deferred tax assets	3,718	3,573
Deferred Tax Liabilities
Leasing activities	(2,872)	(2,792)
Mortgage servicing rights	(835)	(490)
Goodwill and other intangible assets	(666)	(565)
Loans	(211)	(168)
Fixed assets	(147)	(201)
Securities available-for-sale and financial instruments	–	(232)
Other deferred tax liabilities, net	(210)	(361)
Gross deferred tax liabilities	(4,941)	(4,809)
Valuation allowance	(82)	(84)
Net Deferred Tax Asset (Liability)	$(1,305)	$(1,320)

The Company has approximately $579 million of federal, state and foreign net operating loss carryforwards which expire at various times through 2033. Limitations on the ability to realize these carryforwards is reflected in the associated valuation allowance. Management has determined it is more likely than not the other net deferred tax assets could be realized through carry back to taxable income in prior years, future reversals of existing taxable temporary differences and future taxable income.

At December 31, 2013, retained earnings included approximately $102 million of base year reserves of acquired thrift institutions, for which no deferred federal income tax liability has been recognized. These base year reserves would be recaptured if the Company’s banking subsidiaries cease to qualify as a bank for federal income tax purposes. The base year reserves also remain subject to income tax penalty provisions that, in general, require recapture upon certain stock redemptions of, and excess distributions to, stockholders.

NOTE 19	Derivative Instruments

In the ordinary course of business, the Company enters into derivative transactions to manage various risks and to accommodate the business requirements of its customers. The Company recognizes all derivatives on the Consolidated Balance Sheet at fair value in other assets or in other liabilities. On the date the Company enters into a derivative contract, the derivative is designated as either a hedge of the fair value of a recognized asset or liability (“fair value hedge”); a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow hedge”); a hedge of the volatility of an investment in foreign operations driven by changes in foreign currency exchange rates (“net investment hedge”); or a designation is not made as it is a customer-related transaction, an economic hedge for asset/liability risk management purposes or another stand-alone derivative created through the Company’s operations (“free-standing derivative”). When a derivative is designated as a fair value, cash flow or net investment hedge, the Company performs an assessment, at inception and, at a minimum, quarterly thereafter, to determine the effectiveness of the derivative in offsetting changes in the value or cash flows of the hedged item(s).

Fair Value Hedges These derivatives are interest rate swaps the Company uses to hedge the change in fair value related to interest rate changes of its underlying fixed-rate debt. Changes in the fair value of derivatives designated as fair value hedges, and changes in the fair value of the hedged items, are recorded in earnings. All fair value hedges were highly effective for the year ended December 31, 2013, and the change in fair value attributed to hedge ineffectiveness was not material.

120	U.S. BANCORP

Cash Flow Hedges These derivatives are interest rate swaps the Company uses to hedge the forecasted cash flows from its underlying variable-rate loans and debt. Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income (loss) until the cash flows of the hedged items are realized. If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in other comprehensive income (loss) is reported in earnings immediately, unless the forecasted transaction is at least reasonably possible of occurring, whereby the amounts remain within other comprehensive income (loss). At December 31, 2013, the Company had $261 million (net-of-tax) of realized and unrealized losses on derivatives classified as cash flow hedges recorded in other comprehensive income (loss), compared with $404 million (net-of-tax) at December 31, 2012. The estimated amount to be reclassified from other comprehensive income (loss) into earnings during the next 12 months is a loss of $117 million (net-of-tax). This amount includes gains and losses related to hedges that were terminated early for which the forecasted transactions are still probable. All cash flow hedges were highly effective for the year ended December 31, 2013, and the change in fair value attributed to hedge ineffectiveness was not material.

Net Investment Hedges The Company uses forward commitments to sell specified amounts of certain foreign currencies, and occasionally non-derivative debt instruments, to hedge the volatility of its investment in foreign operations driven by fluctuations in foreign currency exchange rates. The ineffectiveness on all net investment hedges was not material for the year ended December 31, 2013. There were no non-derivative debt instruments designated as net investment hedges at December 31, 2013 or 2012.

Other Derivative Positions The Company enters into free-standing derivatives to mitigate interest rate risk and for other risk management purposes. These derivatives include forward commitments to sell to-be-announced securities (“TBAs”) and other commitments to sell residential mortgage loans, which are used to economically hedge the interest rate risk related to residential mortgage loans held for sale (“MLHFS”) and unfunded mortgage loan commitments. The Company also enters into interest rate swaps, forward commitments to buy TBAs, U.S. Treasury futures and options on U.S. Treasury futures to economically hedge the change in the fair value of the Company’s MSRs. The Company also enters into foreign currency forwards to economically hedge remeasurement gains and losses the Company recognizes on foreign currency denominated assets and liabilities. In addition, the Company acts as a seller and buyer of interest rate derivatives and foreign exchange contracts for its customers. To mitigate the market and liquidity risk associated with these customer derivatives, the Company historically has entered into similar offsetting positions with broker-dealers. In 2014, the Company began to instead actively manage the risks from its exposure to these customer-related positions on a portfolio basis by entering into other derivative or non-derivative financial instruments that partially or fully offset the exposure from these customer-related positions. The Company also has derivative contracts that are created through its operations, including commitments to originate MLHFS.

For additional information on the Company’s purpose for entering into derivative transactions and its overall risk management strategies, refer to “Management Discussion and Analysis — Use of Derivatives to Manage Interest Rate and Other Risks” which is incorporated by reference into these Notes to Consolidated Financial Statements.

U.S. BANCORP	121

The following table summarizes the asset and liability management derivative positions of the Company:

	Asset Derivatives			Liability Derivatives
(Dollars in Millions)	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years
December 31, 2013
Fair value hedges
Interest rate contracts
Receive fixed/pay floating swaps	$500	$22	2.09	$–	$–	–
Cash flow hedges
Interest rate contracts
Pay fixed/receive floating swaps	772	26	6.25	4,288	498	2.46
Receive fixed/pay floating swaps	7,000	26	.84	–	–	–
Net investment hedges
Foreign exchange forward contracts	–	–	–	1,056	4	.04
Other economic hedges
Interest rate contracts
Futures and forwards
Buy	2,310	9	.07	1,025	7	.06
Sell	5,234	58	.08	346	4	.17
Options
Purchased	2,300	–	.07	–	–	–
Written	1,902	17	.07	2	–	.08
Receive fixed/pay floating swaps	–	–	–	3,540	56	10.22
Foreign exchange forward contracts	6,813	24	.02	2,121	4	.02
Equity contracts	79	3	1.62	–	–	–
Credit contracts	1,209	4	4.04	2,352	7	3.08
Total	$28,119	$189		$14,730	$580
December 31, 2012
Fair value hedges
Interest rate contracts
Receive fixed/pay floating swaps	$500	$30	3.09	$–	$–	–
Cash flow hedges
Interest rate contracts
Pay fixed/receive floating swaps	32	–	9.88	4,528	718	3.79
Receive fixed/pay floating swaps	7,000	45	1.84	–	–	–
Net investment hedges
Foreign exchange forward contracts	758	1	.07	–	–	–
Other economic hedges
Interest rate contracts
Futures and forwards
Buy	11,164	138	.07	2,921	13	.04
Sell	6,299	18	.11	12,223	57	.09
Options
Purchased	2,435	–	.07	–	–	–
Written	4,991	123	.12	4	–	.06
Receive fixed/pay floating swaps	350	1	10.21	3,775	14	10.21
Foreign exchange forward contracts	618	4	.03	1,383	6	.01
Equity contracts	31	–	2.80	27	–	2.46
Credit contracts	1,056	3	4.56	1,947	10	3.11
Total	$35,234	$363		$26,808	$818

122	U.S. BANCORP

The following table summarizes the customer-related derivative positions of the Company:

	Asset Derivatives			Liability Derivatives
(Dollars in Millions)	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years
December 31, 2013
Interest rate contracts
Receive fixed/pay floating swaps	$11,717	$600	5.11	$7,291	$106	5.57
Pay fixed/receive floating swaps	6,746	114	6.03	12,361	560	4.90
Options
Purchased	3,489	33	4.53	–	–	–
Written	–	–	–	3,489	33	4.53
Foreign exchange rate contracts
Forwards, spots and swaps	10,970	457	.59	9,975	427	.62
Options
Purchased	364	11	.53	–	–	–
Written	–	–	–	364	11	.53
Total	$33,286	$1,215		$33,480	$1,137
December 31, 2012
Interest rate contracts
Receive fixed/pay floating swaps	$16,671	$1,085	4.78	$1,090	$15	9.30
Pay fixed/receive floating swaps	928	14	11.12	16,923	1,042	4.74
Options
Purchased	3,046	16	5.24	28	–	4.42
Written	286	–	.75	2,788	16	5.68
Foreign exchange rate contracts
Forwards, spots and swaps	12,186	322	.43	11,861	286	.44
Options
Purchased	323	6	.55	–	–	–
Written	–	–	–	323	6	.55
Total	$33,440	$1,443		$33,013	$1,365

The table below shows the effective portion of the gains (losses) recognized in other comprehensive income (loss) and the gains (losses) reclassified from other comprehensive income (loss) into earnings (net-of-tax) for the years ended December 31:

	Gains (Losses) Recognized in Other Comprehensive Income (Loss)			Gains (Losses) Reclassified from Other Comprehensive Income (Loss) into Earnings
(Dollars in Millions)	2013	2012	2011	2013	2012	2011
Asset and Liability Management Positions
Cash flow hedges
Interest rate contracts (a)	$25	$(46)	$(213)	$(118)	$(131)	$(138)
Net investment hedges
Foreign exchange forward contracts	(45)	(19)	34	–	–	–
Non-derivative debt instruments	–	20	–	–	–	–

Note:	Ineffectiveness on cash flow and net investment hedges was not material for the years ended December 31, 2013, 2012 and 2011.
(a)	Gains (Losses) reclassified from other comprehensive income (loss) into interest income on loans and interest expense on long-term debt.

U.S. BANCORP	123

The table below shows the gains (losses) recognized in earnings for fair value hedges, other economic hedges and the customer-related positions for the years ended December 31:

(Dollars in Millions)	Location of Gains (Losses) Recognized in Earnings	2013	2012	2011
Asset and Liability Management Positions
Fair value hedges (a)
Interest rate contracts	Other noninterest income	$(9)	$3	$(36)
Foreign exchange cross-currency swaps	Other noninterest income	–	42	(69)
Other economic hedges
Interest rate contracts
Futures and forwards	Mortgage banking revenue	615	437	23
Purchased and written options	Mortgage banking revenue	243	854	456
Receive fixed/pay floating swaps	Mortgage banking revenue	(322)	175	518
Pay fixed/received floating swaps	Mortgage banking revenue	–	–	1
Foreign exchange forward contracts	Commercial products revenue	49	(63)	(81)
Equity contracts	Compensation expense	2	2	1
Credit contracts	Other noninterest income/expense	6	(8)	–
Customer-Related Positions
Interest rate contracts
Receive fixed/pay floating swaps	Other noninterest income	(361)	(118)	302
Pay fixed/receive floating swaps	Other noninterest income	378	124	(317)
Foreign exchange rate contracts
Forwards, spots and swaps	Commercial products revenue	51	50	53

(a)	Gains (Losses) on items hedged by interest rate contracts and foreign exchange forward contracts, included in noninterest income (expense), were $8 million and zero for the year ended December 31, 2013, respectively, $(3) million and $(44) million for the year ended December 31, 2012, respectively, and $29 million and $72 million for the year ended December 31, 2011, respectively. The ineffective portion was immaterial for the years ended December 31, 2013, 2012 and 2011.

Derivatives are subject to credit risk associated with counterparties to the derivative contracts. The Company measures that credit risk using a credit valuation adjustment and includes it within the fair value of the derivative. The Company manages counterparty credit risk through diversification of its derivative positions among various counterparties, by entering into master netting arrangements and, where possible, by requiring collateral arrangements. A master netting arrangement allows two counterparties, who have multiple derivative contracts with each other, the ability to net settle amounts under all contracts, including any related collateral, through a single payment and in a single currency. Collateral arrangements require the counterparty to deliver, on a daily basis, collateral (typically cash or U.S. Treasury and agency securities) equal to the Company’s net derivative receivable. For highly-rated counterparties, the collateral arrangements may include minimum dollar thresholds, but allow for the Company to call for immediate, full collateral coverage when credit-rating thresholds are triggered by counterparties.

The Company’s collateral arrangements are predominately bilateral and, therefore, contain provisions that require collateralization of the Company’s net liability derivative positions. Required collateral coverage is based on certain net liability thresholds and contingent upon the Company’s credit rating from two of the nationally recognized statistical rating organizations. If the Company’s credit rating were to fall below credit ratings thresholds established in the collateral arrangements, the counterparties to the derivatives could request immediate full collateral coverage for derivatives in net liability positions. The aggregate fair value of all derivatives under collateral arrangements that were in a net liability position at December 31, 2013, was $1.0 billion. At December 31, 2013, the Company had $792 million of cash posted as collateral against this net liability position.

124	U.S. BANCORP

NOTE 20	Netting Arrangements for Certain Financial Instruments

The majority of the Company’s derivative portfolio consists of bilateral over-the-counter trades. However, due to legislative changes effective during 2013, certain interest rate swaps and credit contracts need to be centrally cleared through clearinghouses. In addition, a portion of the Company’s derivative positions are exchange-traded. These are predominately U.S. Treasury futures or options on U.S. Treasury futures. Of the Company’s $109.6 billion of total notional amount of derivative positions at December 31, 2013, $8.3 billion related to those centrally cleared through clearinghouses and $3.6 billion related to those that were exchange-traded. Irrespective of how derivatives are traded, the Company’s derivative contracts include offsetting rights (referred to as netting arrangements), and depending on expected volume, credit risk, and counterparty preference, collateral maintenance may be required. For all derivatives, fair value is determined daily and, depending on the collateral maintenance requirements, the Company and a counterparty may receive or deliver collateral, based upon the net fair value of all derivative positions between the Company and the counterparty. Collateral is typically cash, but securities may be allowed under collateral arrangements with certain counterparties. Receivables and payables related to cash collateral are included in other assets and other liabilities on the Consolidated Balance Sheet, along with the related derivative asset and liability fair values. Any securities pledged to counterparties as collateral remain on the Consolidated Balance Sheet. Securities received from counterparties as collateral are not recognized on the Consolidated Balance Sheet, unless the counterparty defaults. Securities used as collateral can be sold, re-pledged or otherwise used by the party in possession. No restrictions exist on the use of cash collateral by either party. Refer to Note 19 for further discussion of the Company’s derivatives, including collateral arrangements.

As part of the Company’s treasury and broker-dealer operations, the Company executes transactions that are treated as securities sold under agreements to repurchase or securities purchased under agreements to resell, both of which are accounted for as collateralized financings. Securities sold under agreements to repurchase include repurchase agreements and securities loaned transactions. Securities purchased under agreements to resell include reverse repurchase agreements and securities borrowed transactions. For securities sold under agreements to repurchase, the Company records a liability for the cash received, which is included in short-term borrowings on the Consolidated Balance Sheet. For securities purchased under agreements to resell, the Company records a receivable for the cash paid, which is included in other assets on the Consolidated Balance Sheet.

Securities transferred to counterparties under repurchase agreements and securities loaned transactions continue to be recognized on the Consolidated Balance Sheet, are measured at fair value, and are included in investment securities or other assets. Securities received from counterparties under reverse repurchase agreements and securities borrowed transactions are not recognized on the Consolidated Balance Sheet unless the counterparty defaults. Under all transactions, the fair values of the securities are determined daily, and additional cash is obtained or refunded to counterparties where appropriate. The securities transferred under repurchase and reverse repurchase transactions typically are U.S. Treasury securities or agency mortgage-backed securities. The securities loaned or borrowed are typically high-grade corporate bonds traded by the Company’s broker-dealer. The securities transferred can be sold, repledged or otherwise used by the party in possession. No restrictions exist on the use of cash collateral by either party.

The Company executes its derivative, repurchase/reverse repurchase and securities loaned/borrowed transactions under the respective industry standard agreements. These agreements include master netting arrangements that allow for multiple contracts executed with the same counterparty to be viewed as a single arrangement. This allows for net settlement of a single amount on a daily basis. In the event of default, the master netting arrangement provides for close-out netting, which allows all positions with the defaulting counterparty to be terminated and net settled with a single payment amount.

The Company has elected to offset the assets and liabilities under netting arrangements for the balance sheet presentation of the majority of its derivative counterparties, excluding centrally cleared derivative contracts due to current uncertainty about the legal enforceability of netting arrangements with the clearinghouses. The netting occurs at the counterparty level, and includes all assets and liabilities related to the derivative contracts, including those associated with cash collateral received or delivered. The Company has not elected to offset the assets and liabilities under netting arrangements for the balance sheet presentation of repurchase/reverse repurchase and securities loaned/borrowed transactions.

U.S. BANCORP	125

The following tables provide information on the Company’s netting adjustments, and items not offset on the Consolidated Balance Sheet but available for offset in the event of default:

	Gross	Gross Amounts Offset on the	Net Amounts Presented on the	Gross Amounts Not Offset on the Consolidated Balance Sheet
(Dollars in Millions)	Recognized Assets	Consolidated Balance Sheet (a)	Consolidated Balance Sheet	Financial Instruments (b)	Collateral Received (c)	Net Amount
December 31, 2013
Derivative assets (d)	$1,349	$(599)	$750	$(21)	$–	$729
Reverse repurchase agreements	87	–	87	(59)	(28)	–
Securities borrowed	723	–	723	–	(698)	25
Total	$2,159	$(599)	$1,560	$(80)	$(726)	$754
December 31, 2012
Derivative assets (d)	$1,546	$(418)	$1,128	$(148)	$–	$980
Reverse repurchase agreements	363	–	363	(44)	(319)	–
Securities borrowed	368	–	368	–	(356)	12
Total	$2,277	$(418)	$1,859	$(192)	$(675)	$992

(a)	Includes $124 million and $79 million of cash collateral related payables that were netted against derivative assets at December 31, 2013 and 2012, respectively.
(b)	For derivative assets this includes any derivative liability fair values that could be offset in the event of counterparty default; for reverse repurchase agreements this includes any repurchase agreement payables that could be offset in the event of counterparty default; for securities borrowed this includes any securities loaned payables that could be offset in the event of counterparty default.
(c)	Includes the fair value of securities received by the Company from the counterparty. These securities are not included on the Consolidated Balance Sheet unless the counterparty defaults.
(d)	Excludes $55 million and $260 million of derivative assets centrally cleared or otherwise not subject to netting arrangements at December 31, 2013 and 2012, respectively.

	Gross	Gross Amounts Offset on the	Net Amounts Presented on the	Gross Amounts Not Offset on the Consolidated Balance Sheet
(Dollars in Millions)	Recognized Liabilities	Consolidated Balance Sheet (a)	Consolidated Balance Sheet	Financial Instruments (b)	Collateral Pledged (c)	Net Amount
December 31, 2013
Derivative liabilities (d)	$1,598	$(1,192)	$406	$(21)	$–	$385
Repurchase agreements	2,059	–	2,059	(59)	(2,000)	–
Securities loaned	–	–	–	–	–	–
Total	$3,657	$(1,192)	$2,465	$(80)	$(2,000)	$385
December 31, 2012
Derivative liabilities (d)	$2,178	$(1,549)	$629	$(148)	$–	$481
Repurchase agreements	3,389	–	3,389	(44)	(3,345)	–
Securities loaned	–	–	–	–	–	–
Total	$5,567	$(1,549)	$4,018	$(192)	$(3,345)	$481

(a)	Includes $717 million and $1.2 billion of cash collateral related receivables that were netted against derivative liabilities at December 31, 2013 and 2012, respectively.
(b)	For derivative liabilities this includes any derivative asset fair values that could be offset in the event of counterparty default; for repurchase agreements this includes any reverse repurchase agreement receivables that could be offset in the event of counterparty default; for securities loaned this includes any securities borrowed receivables that could be offset in the event of counterparty default.
(c)	Includes the fair value of securities pledged by the Company to the counterparty. These securities are included on the Consolidated Balance Sheet unless the Company defaults.
(d)	Excludes $119 million and $5 million of derivative liabilities centrally cleared or otherwise not subject to netting arrangements at December 31, 2013 and 2012, respectively.

NOTE 21	Fair Values of Assets and Liabilities

The Company uses fair value measurements for the initial recording of certain assets and liabilities, periodic remeasurement of certain assets and liabilities, and disclosures. Derivatives, trading and available-for-sale investment securities, substantially all MLHFS and MSRs are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower-of-cost-or-fair value accounting or impairment write-downs of individual assets.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement reflects all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance.

The Company groups its assets and liabilities measured at fair value into a three-level hierarchy for

126	U.S. BANCORP

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

When the Company changes its valuation inputs for measuring financial assets and financial liabilities at fair value, either due to changes in current market conditions or other factors, it may need to transfer those assets or liabilities to another level in the hierarchy based on the new inputs used. The Company recognizes these transfers at the end of the reporting period that the transfers occur. During the years ended December 31, 2013, 2012 and 2011, there were no transfers of financial assets or financial liabilities between the hierarchy levels.

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

The following section describes the valuation methodologies used by the Company to measure financial assets and liabilities at fair value and for estimating fair value for financial instruments not recorded at fair value as required under disclosure guidance related to the fair value of financial instruments. In addition, the following section includes an indication of the level of the fair value hierarchy in which the assets or liabilities are classified. Where appropriate, the description includes information about the valuation models and key inputs to those models. During the years ended December 31, 2013, 2012 and 2011, there were no significant changes to the valuation techniques used by the Company to measure fair value.

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

Investment Securities When quoted market prices for identical securities are available in an active market, these

U.S. BANCORP	127

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

The fair value of securities for which there are no market trades, or where trading is inactive as compared to normal market activity, are classified within Level 3 of the fair value hierarchy. The Company determines the fair value of these securities using a discounted cash flow methodology and incorporating observable market information, where available. These valuations are modeled by a unit within the Company’s treasury department. The valuations use assumptions regarding housing prices, interest rates and borrower performance. Inputs are refined and updated at least quarterly to reflect market developments and actual performance. The primary valuation drivers of these securities are the prepayment rates, default rates and default severities associated with the underlying collateral, as well as the discount rate used to calculate the present value of the projected cash flows. Level 3 fair values, including the assumptions used, are subject to review by senior management in corporate functions, who are independent from the modeling. The fair value measurements are also compared to fair values provided by third party pricing services, where available. Securities classified within Level 3 include non-agency mortgage-backed securities, non-agency commercial mortgage-backed securities, certain asset-backed securities, certain collateralized debt obligations and collateralized loan obligations and certain corporate debt securities.

Mortgage Loans Held For Sale MLHFS measured at fair value, for which an active secondary market and readily available market prices exist, are initially valued at the transaction price and are subsequently valued by comparison to instruments with similar collateral and risk profiles. MLHFS are classified within Level 2. Included in mortgage banking revenue was a $335 million net loss, a $287 million net gain and a $15 million net gain for the years ended December 31, 2013, 2012 and 2011, respectively, from the changes to fair value of these MLHFS under fair value option accounting guidance. Changes in fair value due to instrument specific credit risk were immaterial. Interest income for MLHFS is measured based on contractual interest rates and reported as interest income on the Consolidated Statement of Income. Electing to measure MLHFS at fair value reduces certain timing differences and better matches changes in fair value of these assets with changes in the value of the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting.

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

Mortgage Servicing Rights MSRs are valued using a discounted cash flow methodology. Accordingly, MSRs are classified within Level 3. The Company determines fair value by estimating the present value of the asset’s future cash flows using prepayment rates, discount rates, and other assumptions. The MSR valuations, as well as the assumptions used, are developed by the mortgage banking division and are subject to review by senior management in corporate functions, who are independent from the modeling. The MSR valuations and assumptions are validated through comparison to trade information, publicly available data and industry surveys when available, and are also compared to independent third party valuations each quarter. Risks inherent in MSR valuation include higher than expected prepayment rates and/or delayed receipt of cash flows. There is minimal observable market activity for MSRs on comparable portfolios, and, therefore the determination of fair value requires significant management judgment. Refer to Note 9 for further information on MSR valuation assumptions.

128	U.S. BANCORP

Derivatives The majority of derivatives held by the Company are executed over-the-counter and are valued using standard cash flow, Black-Derman-Toy and Monte Carlo valuation techniques. The models incorporate inputs, depending on the type of derivative, including interest rate curves, foreign exchange rates and volatility. In addition, all derivative values incorporate an assessment of the risk of counterparty nonperformance, measured based on the Company’s evaluation of credit risk as well as external assessments of credit risk, where available. The Company monitors and manages its nonperformance risk by considering its ability to net derivative positions under master netting arrangements, as well as collateral received or provided under collateral arrangements. Accordingly, the Company has elected to measure the fair value of derivatives, at a counterparty level, on a net basis. The majority of the derivatives are classified within Level 2 of the fair value hierarchy, as the significant inputs to the models, including nonperformance risk, are observable. However, certain derivative transactions are with counterparties where risk of nonperformance cannot be observed in the market, and therefore the credit valuation adjustments result in these derivatives being classified within Level 3 of the fair value hierarchy. The credit valuation adjustments for nonperformance risk are determined by the Company’s treasury department using credit assumptions provided by credit administration. The credit assumptions are compared to actual results quarterly and are recalibrated as appropriate.

The Company also has commitments to purchase and originate mortgage loans that meet the accounting requirements of a derivative. These mortgage loan commitments are valued by pricing models that include market observable and unobservable inputs, which result in the commitments being classified within Level 3 of the fair value hierarchy. The unobservable inputs include assumptions about the percentage of commitments that actually become a closed loan and the MSR value that is inherent in the underlying loan value, both of which are developed by the Company’s mortgage banking division. The closed loan percentages for the mortgage loan commitments are monitored on an on-going basis, as these percentages are also used for the Company’s economic hedging activities. The inherent MSR value for the commitments are generated by the same models used for the Company’s MSRs and thus are subject to the same processes and controls as described for the MSRs above.

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

Short-term Borrowings Federal funds purchased, securities sold under agreements to repurchase, commercial paper and other short-term funds borrowed have floating rates or short-term maturities. The fair value of short-term borrowings was determined by discounting contractual cash flows using current market rates. Short-term borrowings are classified within Level 2. Included in short-term borrowings is the Company’s obligation on securities sold short, which is required to be accounted for at fair value per applicable accounting guidance. Fair value for other short-term borrowings is provided for disclosure purposes only.

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

U.S. BANCORP	129

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

The following table shows the significant valuation assumption ranges for Level 3 available-for-sale investment securities at December 31, 2013:

	Minimum	Maximum	Average
Residential Prime Non-Agency Mortgage-Backed Securities (a)
Estimated lifetime prepayment rates	6%	20%	13%
Lifetime probability of default rates	–	7	4
Lifetime loss severity rates	25	65	42
Discount margin	2	5	4
Residential Non-Prime Non-Agency Mortgage-Backed Securities (b)
Estimated lifetime prepayment rates	2%	10%	6%
Lifetime probability of default rates	4	12	8
Lifetime loss severity rates	15	70	54
Discount margin	1	6	3
Other Asset-Backed Securities
Estimated lifetime prepayment rates	6%	6%	6%
Lifetime probability of default rates	5	5	5
Lifetime loss severity rates	40	40	40
Discount margin	7	7	7

(a)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(b)	Includes all securities not meeting the conditions to be designated as prime.

130	U.S. BANCORP

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

The following table shows the significant valuation assumption ranges for MSRs at December 31, 2013:

	Minimum	Maximum	Average
Expected prepayment	10%	21%	11%
Discount rate	10	13	10

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

The following table shows the significant valuation assumption ranges for the Company’s derivative commitments to sell, purchase and originate mortgage loans at December 31, 2013:

	Minimum	Maximum	Average
Expected loan close rate	43%	100%	80%
Inherent MSR value (basis points per loan)	48	221	124

The significant unobservable input used in the fair value measurement of certain of the Company’s asset/liability and customer-related derivatives is the credit valuation adjustment related to the risk of counterparty nonperformance. A significant increase in the credit valuation adjustment would result in a lower fair value measurement. A significant decrease in the credit valuation adjustment would result in a higher fair value measurement. The credit valuation adjustment is impacted by changes in the Company’s assessment of the counterparty’s credit position. At December 31, 2013, the minimum, maximum and average credit valuation adjustment as a percentage of the derivative contract fair value prior to adjustment was 0 percent, 100 percent and 7 percent, respectively.

U.S. BANCORP	131

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis:

(Dollars in Millions)	Level 1	Level 2	Level 3	Netting	Total
December 31, 2013
Available-for-sale securities
U.S. Treasury and agencies	$7	$1,038	$–	$–	$1,045
Mortgage-backed securities
Residential
Agency	–	31,553	–	–	31,553
Non-agency
Prime (a)	–	–	478	–	478
Non-prime (b)	–	–	297	–	297
Commercial
Agency	–	152	–	–	152
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	–	24	–	–	24
Other	–	566	63	–	629
Obligations of state and political subdivisions	–	5,738	–	–	5,738
Obligations of foreign governments	–	6	–	–	6
Corporate debt securities	–	631	9	–	640
Perpetual preferred securities	–	212	–	–	212
Other investments	141	20	–	–	161
Total available-for-sale	148	39,940	847	–	40,935
Mortgage loans held for sale	–	3,263	–	–	3,263
Mortgage servicing rights	–	–	2,680	–	2,680
Derivative assets	–	889	515	(599)	805
Other assets	143	588	–	–	731
Total	$291	$44,680	$4,042	$(599)	$48,414
Derivative liabilities	$–	$1,647	$70	$(1,192)	$525
Short-term borrowings (c)	112	551	–	–	663
Total	$112	$2,198	$70	$(1,192)	$1,188
December 31, 2012
Available-for-sale securities
U.S. Treasury and agencies	$491	$735	$–	$–	$1,226
Mortgage-backed securities
Residential
Agency	–	29,495	–	–	29,495
Non-agency
Prime (a)	–	–	624	–	624
Non-prime (b)	–	–	355	–	355
Commercial
Agency	–	193	–	–	193
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	–	42	–	–	42
Other	–	577	15	–	592
Obligations of state and political subdivisions	–	6,455	–	–	6,455
Obligations of foreign governments	–	6	–	–	6
Corporate debt securities	–	722	9	–	731
Perpetual preferred securities	–	218	–	–	218
Other investments	187	15	–	–	202
Total available-for-sale	678	38,458	1,003	–	40,139
Mortgage loans held for sale	–	7,957	–	–	7,957
Mortgage servicing rights	–	–	1,700	–	1,700
Derivative assets	–	572	1,234	(418)	1,388
Other assets	94	386	–	–	480
Total	$772	$47,373	$3,937	$(418)	$51,664
Derivative liabilities	$–	$2,128	$55	$(1,549)	$634
Short-term borrowings (c)	50	351	–	–	401
Total	$50	$2,479	$55	$(1,549)	$1,035

(a)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(b)	Includes all securities not meeting the conditions to be designated as prime.
(c)	Represents the Company’s obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.

132	U.S. BANCORP

The following table presents the changes in fair value for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31:

(Dollars in Millions)	Beginning of Period Balance	Net Gains (Losses) Included in Net Income		Net Gains (Losses) Included in Other Comprehensive Income (Loss)		Purchases	Sales	Principal Payments	Issuances		Settlements	End of Period Balance	Net Change in Unrealized Gains (Losses) Relating to Assets and Liabilities Still Held at End of Period
2013
Available-for-sale securities
Mortgage-backed securities
Residential non-agency
Prime (a)	$624	$(6)		$8		$–	$–	$(148)	$–		$–	$478	$9
Non-prime (b)	355	(13)		17		–	(20)	(42)	–		–	297	17
Asset-backed securities
Other	15	3		1		51	–	(7)	–		–	63	–
Corporate debt securities	9	–		–		–	–	–	–		–	9	–
Total available-for-sale	1,003	(16	)(c)	26	(f)	51	(20)	(197)	–		–	847	26
Mortgage servicing rights	1,700	203	(d)	–		8	–	–	769	(g)	–	2,680	203	(d)
Net derivative assets and liabilities	1,179	(18	)(e)	–		1	(5)	–	–		(712)	445	(321	)(h)
2012
Available-for-sale securities
Mortgage-backed securities
Residential non-agency
Prime (a)	$803	$(10)		$91		$–	$(109)	$(151)	$–		$–	$624	$65
Non-prime (b)	802	(24)		228		–	(562)	(89)	–		–	355	80
Commercial non-agency	42	1		–		–	(38)	(5)	–		–	–	–
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	120	13		(8)		–	(104)	(21)	–		–	–	–
Other	117	7		–		3	(93)	(19)	–		–	15	2
Corporate debt securities	9	–		–		–	–	–	–		–	9	–
Total available-for-sale	1,893	(13	)(i)	311	(f)	3	(906)	(285)	–		–	1,003	147
Mortgage servicing rights	1,519	(818	)(d)	–		42	–	–	957	(g)	–	1,700	(818	)(d)
Net derivative assets and liabilities	1,228	2,398	(j)	–		3	(5)	–	–		(2,445)	1,179	150	(k)
2011
Available-for-sale securities
Mortgage-backed securities
Residential non-agency
Prime (a)	$1,103	$6		$4		$–	$(115)	$(195)	$–		$–	$803	$(4)
Non-prime (b)	947	(7)		1		–	(13)	(126)	–		–	802	1
Commercial non-agency	50	3		(3)		–	(4)	(4)	–		–	42	(2)
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	135	13		5		–	–	(33)	–		–	120	5
Other	133	10		(7)		5	–	(24)	–		–	117	(7)
Corporate debt securities	9	–		–		–	–	–	–		–	9	–
Total available-for-sale	2,377	25	(l)	–	(f)	5	(132)	(382)	–		–	1,893	(7)
Mortgage servicing rights	1,837	(972	)(d)	–		35	–	–	619	(g)	–	1,519	(972	)(d)
Net derivative assets and liabilities	851	1,550	(m)	–		1	(8)	–	–		(1,166)	1,228	442	(n)

(a)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(b)	Includes all securities not meeting the conditions to be designated as prime.
(c)	Approximately $(14) million included in securities gains (losses) and $(2) million included in interest income.
(d)	Included in mortgage banking revenue.
(e)	Approximately $(149) million included in other noninterest income and $131 million included in mortgage banking revenue.
(f)	Included in changes in unrealized gains and losses on securities available-for-sale.
(g)	Represents MSRs capitalized during the period.
(h)	Approximately $(340) million included in other noninterest income and $19 million included in mortgage banking revenue.
(i)	Approximately $(47) million included in securities gains (losses) and $34 million included in interest income.
(j)	Approximately $359 million included in other noninterest income and $2.0 billion included in mortgage banking revenue.
(k)	Approximately $(109) million included in other noninterest income and $259 million included in mortgage banking revenue.
(l)	Approximately $(31) million included in securities gains (losses) and $56 million included in interest income.
(m)	Approximately $716 million included in other noninterest income and $834 million included in mortgage banking revenue.
(n)	Approximately $262 million included in other noninterest income and $180 million included in mortgage banking revenue.

U.S. BANCORP	133

The Company is also required periodically to measure certain other financial assets at fair value on a nonrecurring basis. These measurements of fair value usually result from the application of lower-of-cost-or-fair value accounting or write-downs of individual assets.

The following table summarizes the balances of assets measured at fair value on a nonrecurring basis as of December 31:

	2013				2012
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans (a)	$–	$–	$128	$128	$–	$–	$140	$140
Other assets (b)	–	–	150	150	–	–	194	194

(a)	Represents the carrying value of loans for which adjustments were based on the fair value of the collateral, excluding loans fully charged-off.
(b)	Primarily represents the fair value of foreclosed properties that were measured at fair value based on an appraisal or broker price opinion of the collateral subsequent to their initial acquisition.

The following table summarizes losses recognized related to nonrecurring fair value measurements of individual assets or portfolios for the years ended December 31:

(Dollars in Millions)	2013	2012	2011
Loans (a)	$83	$68	$177
Other assets (b)	96	160	316

(a)	Represents write-downs of loans which were based on the fair value of the collateral, excluding loans fully charged-off.
(b)	Primarily represents related losses of foreclosed properties that were measured at fair value subsequent to their initial acquisition.

Fair Value Option

The following table summarizes the differences between the aggregate fair value carrying amount of MLHFS for which the fair value option has been elected and the aggregate unpaid principal amount that the Company is contractually obligated to receive at maturity as of December 31:

	2013			2012
(Dollars in Millions)	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal
Total loans	$3,263	$3,195	$68	$7,957	$7,588	$369
Nonaccrual loans	9	14	(5)	8	13	(5)
Loans 90 days or more past due	–	–	–	2	3	(1)

Disclosures about Fair Value of Financial Instruments

The following table summarizes the estimated fair value for financial instruments as of December 31, 2013 and 2012, and includes financial instruments that are not accounted for at fair value. In accordance with disclosure guidance related to fair values of financial instruments, the Company did not include assets and liabilities that are not financial instruments, such as the value of goodwill, long-term relationships with deposit, credit card, merchant processing and trust customers, other purchased intangibles, premises and equipment, deferred taxes and other liabilities. Additionally, in accordance with the disclosure guidance, insurance contracts and investments accounted for under the equity method are excluded.

134	U.S. BANCORP

The estimated fair values of the Company’s financial instruments as of December 31, are shown in the table below:

	2013					2012
	Carrying Amount	Fair Value				Carrying Amount	Fair Value
(Dollars in Millions)		Level 1	Level 2	Level 3	Total		Level 1	Level 2	Level 3	Total
Financial Assets
Cash and due from banks	$8,477	$8,477	$–	$–	$8,477	$8,252	$8,252	$–	$–	$8,252
Federal funds sold and securities purchased under resale agreements	163	–	163	–	163	437	–	437	–	437
Investment securities held-to-maturity	38,920	2,589	35,678	101	38,368	34,389	2,984	31,845	123	34,952
Loans held for sale (a)	5	–	–	5	5	19	–	–	19	19
Loans (b)	230,857	–	–	231,480	231,480	218,765	–	–	220,354	220,354
Other financial instruments	2,422	–	1,080	1,362	2,442	7,367	–	1,228	6,157	7,385
Financial Liabilities
Deposits	262,123	–	262,200	–	262,200	249,183	–	249,594	–	249,594
Short-term borrowings (c)	26,945	–	26,863	–	26,863	25,901	–	25,917	–	25,917
Long-term debt	20,049	–	20,391	–	20,391	25,516	–	26,205	–	26,205

(a)	Excludes mortgages held for sale for which the fair value option under applicable accounting guidance was elected.
(b)	Excludes loans measured at fair value on a nonrecurring basis.
(c)	Excludes the Company’s obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.

The fair value of unfunded commitments, standby letters of credit and other guarantees is approximately equal to their carrying value. The carrying value of unfunded commitments and standby letters of credit was $382 million and $415 million at December 31, 2013 and 2012, respectively. The carrying value of other guarantees was $278 million and $452 million at December 31, 2013 and 2012, respectively.

NOTE 22	Guarantees and Contingent Liabilities

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

Using proceeds from its IPO and through reductions to the conversion ratio applicable to the Class B shares held by Visa U.S.A. member banks, Visa Inc. has funded an escrow account for the benefit of member financial institutions to fund their indemnification obligations associated with the Visa Litigation. The receivable related to the escrow account is classified in other liabilities as a direct offset to the related Visa Litigation contingent liability. On October 19, 2012, Visa signed a settlement agreement to resolve class action claims associated with the multi-district interchange litigation, the largest of the remaining Visa Litigation matters. The settlement has been approved by the court, but has been challenged by some class members and is being appealed. At December 31, 2013, the carrying amount of the Company’s liability related to the Visa Litigation matters, net of its share of the escrow fundings, was $41 million and included the Company’s estimate of its remaining share of the temporary reduction in interchange rates specified in the settlement agreement. The remaining Class B shares held by the Company will be eligible for conversion to Class A shares, and thereby become marketable, upon final settlement of the Visa Litigation. These shares are excluded from the Company’s financial instruments disclosures included in Note 21.

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

U.S. BANCORP	135

Company’s future liquidity requirements. In addition, the commitments include consumer credit lines that are cancelable upon notification to the consumer.

The contract or notional amounts of unfunded commitments to extend credit at December 31, 2013, excluding those commitments considered derivatives, were as follows:

	Term
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Commercial and commercial real estate	$20,321	$83,530	$103,851
Corporate and purchasing cards (a)	20,007	–	20,007
Residential mortgages	98	11	109
Retail credit cards (a)	71,192	264	71,456
Other retail	11,382	17,733	29,115
Covered	31	807	838
Federal funds	4,898	–	4,898

(a)	Primarily cancelable at the Company’s discretion.

Lease Commitments Rental expense for operating leases totaled $311 million in 2013, $295 million in 2012 and $291 million in 2011. Future minimum payments, net of sublease rentals, under capitalized leases and noncancelable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 2013:

(Dollars in Millions)	Capitalized Leases	Operating Leases
2014	$9	$244
2015	8	215
2016	8	182
2017	6	154
2018	6	116
Thereafter	25	474
Total minimum lease payments	62	$1,385
Less amount representing interest	23
Present value of net minimum lease payments	$39

Other Guarantees and Contingent Liabilities

The following table is a summary of other guarantees and contingent liabilities of the Company at December 31, 2013:

(Dollars in Millions)	Collateral Held	Carrying Amount	Maximum Potential Future Payments
Standby letters of credit	$–	$71	$16,891
Third-party borrowing arrangements	–	–	12
Securities lending indemnifications	5,397	–	5,261
Asset sales	–	185	3,656
Merchant processing	648	69	83,496
Contingent consideration arrangements	–	12	12
Tender option bond program guarantee	4,604	–	4,575
Minimum revenue guarantees	–	12	12
Other	–	–	468

Letters of Credit Standby letters of credit are commitments the Company issues to guarantee the performance of a customer to a third party. The guarantees frequently support public and private borrowing arrangements, including commercial paper issuances, bond financings and other similar transactions. The Company issues commercial letters of credit on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer’s nonperformance, the Company’s credit loss exposure is the same as in any extension of credit, up to the letter’s contractual amount. Management assesses the borrower’s credit to determine the necessary collateral, which may include marketable securities, receivables, inventory, equipment and real estate. Since the conditions requiring the Company to fund letters of credit may not occur, the Company expects its liquidity requirements to be less than the total outstanding commitments. The maximum potential future payments guaranteed by the Company under standby letter of credit arrangements at December 31, 2013, were approximately $16.9 billion with a weighted-average term of approximately 21 months. The estimated fair value of standby letters of credit was approximately $71 million at December 31, 2013.

The contract or notional amount of letters of credit at December 31, 2013, were as follows:

	Term
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Standby	$7,778	$9,113	$16,891
Commercial	252	43	295

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

Third Party Borrowing Arrangements The Company provides guarantees to third parties as a part of certain subsidiaries’ borrowing arrangements. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $12 million at December 31, 2013.

136	U.S. BANCORP

Commitments from Securities Lending The Company participates in securities lending activities by acting as the customer’s agent involving the loan of securities. The Company indemnifies customers for the difference between the fair value of the securities lent and the fair value of the collateral received. Cash collateralizes these transactions. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $5.3 billion at December 31, 2013, and represented the fair value of the securities lent to third parties. At December 31, 2013, the Company held $5.4 billion of cash as collateral for these arrangements.

Asset Sales The Company has provided guarantees to certain third parties in connection with the sale or syndication of certain assets, primarily loan portfolios and tax-advantaged investments. These guarantees are generally in the form of asset buy-back or make-whole provisions that are triggered upon a credit event or a change in the tax-qualifying status of the related projects, as applicable, and remain in effect until the loans are collected or final tax credits are realized, respectively. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $3.7 billion at December 31, 2013, and represented the proceeds received from the buyer or the guaranteed portion in these transactions where the buy-back or make-whole provisions have not yet expired. At December 31, 2013, the Company had reserved $102 million for potential losses related to the sale or syndication of tax-advantaged investments.

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

The Company regularly sells loans to GSEs as part of its mortgage banking activities. The Company provides customary representation and warranties to the GSEs in conjunction with these sales. These representations and warranties generally require the Company to repurchase assets if it is subsequently determined that a loan did not meet specified criteria, such as a documentation deficiency or rescission of mortgage insurance. If the Company is unable to cure or refute a repurchase request, the Company is generally obligated to repurchase the loan or otherwise reimburse the counterparty for losses. At December 31, 2013, the Company had reserved $83 million for potential losses from representation and warranty obligations, compared with $240 million at December 31, 2012. The $157 million decrease reflected the settlement of substantially all representation and warranty obligations on loans sold to the Federal Home Loan Mortgage Corporation (“Freddie Mac”) between 2000 and 2008. The Company’s reserve reflects management’s best estimate of losses for representation and warranty obligations. The Company’s repurchase reserve is modeled at the loan level, taking into consideration the individual credit quality and borrower activity that has transpired since origination. The model applies credit quality and economic risk factors to derive a probability of default and potential repurchase that are based on the Company’s historical loss experience, and estimates loss severity based on expected collateral value. The Company also considers qualitative factors that may result in anticipated losses differing from historical loss trends.

The following table is a rollforward of the Company’s representation and warranty reserve:

Year Ended December 31 (Dollars in Millions)	2013	2012	2011
Balance at beginning of period	$240	$160	$180
Net realized losses	(115)	(120)	(137)
Change in reserve	(42)	200	117
Balance at end of period	$83	$240	$160

As of December 31, 2013 and 2012, the Company had $89 million and $131 million, respectively, of unresolved representation and warranty claims from the GSEs. The Company does not have a significant amount of unresolved claims from investors other than the GSEs.

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

U.S. BANCORP	137

valid charge-back transactions at any given time. Management estimates that the maximum potential exposure for charge-backs would approximate the total amount of merchant transactions processed through the credit card associations for the last four months. For the last four months this amount totaled approximately $83.5 billion. In most cases, this contingent liability is unlikely to arise, as most products and services are delivered when purchased and amounts are refunded when items are returned to merchants. However, where the product or service is not provided until a future date (“future delivery”), the potential for this contingent liability increases. To mitigate this risk, the Company may require the merchant to make an escrow deposit, place maximum volume limitations on future delivery transactions processed by the merchant at any point in time, or require various credit enhancements (including letters of credit and bank guarantees). Also, merchant processing contracts may include event triggers to provide the Company more financial and operational control in the event of financial deterioration of the merchant.

The Company currently processes card transactions in the United States, Canada, Europe, Mexico and Brazil through wholly-owned subsidiaries and joint ventures with other financial institutions. In the event a merchant was unable to fulfill product or services subject to delayed delivery, such as airline tickets, the Company could become financially liable for refunding tickets purchased through the credit card associations under the charge-back provisions. Charge-back risk related to these merchants is evaluated in a manner similar to credit risk assessments and, as such, merchant processing contracts contain various provisions to protect the Company in the event of default. At December 31, 2013, the value of airline tickets purchased to be delivered at a future date was $5.2 billion. The Company held collateral of $538 million in escrow deposits, letters of credit and indemnities from financial institutions, and liens on various assets. With respect to future delivery risk for other merchants, the Company held $23 million of merchant escrow deposits as collateral. In addition to specific collateral or other credit enhancements, the Company maintains a liability for its implied guarantees associated with future delivery. At December 31, 2013, the liability was $58 million primarily related to these airline processing arrangements.

In the normal course of business, the Company has unresolved charge-backs. The Company assesses the likelihood of its potential liability based on the extent and nature of unresolved charge-backs and its historical loss experience. At December 31, 2013, the Company held $87 million of merchant escrow deposits as collateral and had a recorded liability for potential losses of $11 million.

Contingent Consideration Arrangements The Company has contingent payment obligations related to certain business combination transactions. Payments are guaranteed as long as certain post-acquisition performance-based criteria are met or customer relationships are maintained. At December 31, 2013, the maximum potential future payments required to be made by the Company under these arrangements was approximately $12 million. If required, the majority of these contingent payments are payable within the next 12 months.

Tender Option Bond Program Guarantee As discussed in Note 7, the Company sponsors a municipal bond securities tender option bond program and consolidates the program’s entities on its Consolidated Balance Sheet. The Company provides financial performance guarantees related to the program’s entities. At December 31, 2013, the Company guaranteed $4.6 billion of borrowings of the program’s entities, included on the Consolidated Balance Sheet in short-term borrowings. The Company also included on its Consolidated Balance Sheet the related $4.6 billion of available-for-sale investment securities serving as collateral for this arrangement.

Minimum Revenue Guarantees In the normal course of business, the Company may enter into revenue share agreements with third party business partners who generate customer referrals or provide marketing or other services related to the generation of revenue. In certain of these agreements, the Company may guarantee that a minimum amount of revenue share payments will be made to the third party over a specified period of time. At December 31, 2013, the maximum potential future payments required to be made by the Company under these agreements were $12 million and the Company had recorded a related liability of $12 million.

Other Guarantees and Commitments The Company has also made other financial performance guarantees and commitments related to the operations of its subsidiaries. At December 31, 2013, the maximum potential future payments guaranteed or committed by the Company under these arrangements were approximately $468 million.

Litigation and Regulatory Matters The Company is subject to various litigation and regulatory matters that arise in the ordinary course of its business. The Company establishes reserves for such matters when potential losses become probable and can be reasonably estimated. The Company believes the ultimate resolution of existing legal and regulatory matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company. However, changes in circumstances or additional information could result in additional accruals or resolution in excess of established accruals, which could adversely affect the Company’s results from operations, potentially materially.

138	U.S. BANCORP

Certain federal and state governmental authorities reached settlement agreements in 2012 and 2013 with other major financial institutions regarding their mortgage origination, servicing, and foreclosure activities. Those governmental authorities have had settlement discussions with other financial institutions, including the Company. The Company has not agreed to any settlement; however, if a settlement were reached it would likely include an agreement to comply with specified servicing standards, and settlement payments to governmental authorities as well as a monetary commitment that could be satisfied under various loan modification programs (in addition to the programs the Company already has in place).

The Company is currently subject to other investigations and examinations by government agencies and bank regulators concerning mortgage-related practices, including those related to origination practices for Federal Housing Administration insured residential home loans, compliance with selling guidelines relating to residential home loans sold to GSEs, and various practices related to lender-placed insurance. The Company is cooperating fully with these examinations and investigations, any of which could lead to administrative or legal proceedings or settlements involving remedies including fines, penalties, restitution or alterations in the Company’s business practices and in additional costs and expenses.

Due to their complex nature, it can be years before litigation and regulatory matters are resolved. For those litigation and regulatory matters where the Company has information to develop an estimate or range of loss, the Company believes the upper end of reasonably possible losses in aggregate, in excess of any reserves established for matters where a loss is considered probable, is approximately $200 million. This estimate is subject to significant judgment and uncertainties and the matters underlying the estimate will change from time to time. Actual results may vary significantly from the current estimates.

NOTE 23	U.S. Bancorp (Parent Company)

Condensed Balance Sheet

At December 31 (Dollars in Millions)	2013	2012
Assets
Due from banks, principally interest-bearing	$8,371	$3,630
Available-for-sale securities	463	425
Investments in bank subsidiaries	37,558	38,007
Investments in nonbank subsidiaries	1,546	1,445
Advances to bank subsidiaries	2,250	6,173
Advances to nonbank subsidiaries	1,534	1,404
Other assets	1,628	1,550
Total assets	$53,350	$52,634
Liabilities and Shareholders’ Equity
Short-term funds borrowed	$138	$134
Long-term debt	11,416	12,772
Other liabilities	683	730
Shareholders’ equity	41,113	38,998
Total liabilities and shareholders’ equity	$53,350	$52,634

Condensed Statement of Income

Year Ended December 31 (Dollars in Millions)	2013	2012	2011
Income
Dividends from bank subsidiaries	$6,100	$250	$1,500
Dividends from nonbank subsidiaries	9	4	7
Interest from subsidiaries	118	96	101
Other income	66	149	134
Total income	6,293	499	1,742
Expense
Interest expense	325	393	425
Other expense	81	122	79
Total expense	406	515	504
Income (loss) before income taxes and equity in undistributed income of subsidiaries	5,887	(16)	1,238
Applicable income taxes	(88)	(85)	(83)
Income of parent company	5,975	69	1,321
Equity in undistributed income (losses) of subsidiaries	(139)	5,578	3,551
Net income attributable to U.S. Bancorp	$5,836	$5,647	$4,872

U.S. BANCORP	139

Condensed Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2013	2012	2011
Operating Activities
Net income attributable to U.S. Bancorp	$5,836	$5,647	$4,872
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed (income) losses of subsidiaries	139	(5,578)	(3,551)
Other, net	(40)	(35)	12
Net cash provided by operating activities	5,935	34	1,333
Investing Activities
Proceeds from sales and maturities of investment securities	75	979	297
Purchases of investment securities	(118)	(35)	(36)
Equity distributions from subsidiaries	12	845	77
Net (increase) decrease in short-term advances to subsidiaries	4,543	207	(4,613)
Long-term advances to subsidiaries	(750)	(500)	–
Other, net	(9)	(22)	(3)
Net cash provided by (used in) investing activities	3,753	1,474	(4,278)
Financing Activities
Net increase (decrease) in short-term borrowings	4	105	(31)
Proceeds from issuance of long-term debt	1,500	3,550	2,426
Principal payments or redemption of long-term debt	(2,850)	(5,412)	(851)
Proceeds from issuance of preferred stock	487	2,163	676
Proceeds from issuance of common stock	524	395	180
Redemption of preferred stock	(500)	–	–
Repurchase of common stock	(2,282)	(1,856)	(514)
Cash dividends paid on preferred stock	(254)	(204)	(118)
Cash dividends paid on common stock	(1,576)	(1,347)	(817)
Net cash provided by (used in) financing activities	(4,947)	(2,606)	951
Change in cash and due from banks	4,741	(1,098)	(1,994)
Cash and due from banks at beginning of year	3,630	4,728	6,722
Cash and due from banks at end of year	$8,371	$3,630	$4,728

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

Dividend payments to the Company by its subsidiary bank are subject to regulatory review and statutory limitations and, in some instances, regulatory approval. In general, dividends by the Company’s bank subsidiary to the parent company are limited by rules which compare dividends to net income for regulatorily-defined periods. Furthermore, dividends are restricted by regulatory minimum capital constraints for all national banks.

NOTE 24	Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2013 through the date the consolidated financial statements were filed with the United States Securities and Exchange Commission. Based on this evaluation, the Company has determined none of these events were required to be recognized or disclosed in the consolidated financial statements and related notes.

140	U.S. BANCORP

U.S. Bancorp

Consolidated Balance Sheet – Five Year Summary (Unaudited)

At December 31 (Dollars in Millions)	2013	2012	2011	2010	2009	% Change 2013 v 2012
Assets
Cash and due from banks	$8,477	$8,252	$13,962	$14,487	$6,206	2.7%
Held-to-maturity securities	38,920	34,389	18,877	1,469	47	13.2
Available-for-sale securities	40,935	40,139	51,937	51,509	44,721	2.0
Loans held for sale	3,268	7,976	7,156	8,371	4,772	(59.0)
Loans	235,235	223,329	209,835	197,061	194,755	5.3
Less allowance for loan losses	(4,250)	(4,424)	(4,753)	(5,310)	(5,079)	3.9
Net loans	230,985	218,905	205,082	191,751	189,676	5.5
Other assets	41,436	44,194	43,108	40,199	35,754	(6.2)
Total assets	$364,021	$353,855	$340,122	$307,786	$281,176	2.9
Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$76,941	$74,172	$68,579	$45,314	$38,186	3.7%
Interest-bearing	185,182	175,011	162,306	158,938	145,056	5.8
Total deposits	262,123	249,183	230,885	204,252	183,242	5.2
Short-term borrowings	27,608	26,302	30,468	32,557	31,312	5.0
Long-term debt	20,049	25,516	31,953	31,537	32,580	(21.4)
Other liabilities	12,434	12,587	11,845	9,118	7,381	(1.2)
Total liabilities	322,214	313,588	305,151	277,464	254,515	2.8
Total U.S. Bancorp shareholders’ equity	41,113	38,998	33,978	29,519	25,963	5.4
Noncontrolling interests	694	1,269	993	803	698	(45.3)
Total equity	41,807	40,267	34,971	30,322	26,661	3.8
Total liabilities and equity	$364,021	$353,855	$340,122	$307,786	$281,176	2.9

U.S. BANCORP	141

U.S. Bancorp

Consolidated Statement of Income – Five-Year Summary (Unaudited)

Year Ended December 31 (Dollars in Millions)	2013	2012	2011	2010	2009	% Change 2013 v 2012
Interest Income
Loans	$10,277	$10,558	$10,370	$10,145	$9,564	(2.7)%
Loans held for sale	203	282	200	246	277	(28.0)
Investment securities	1,631	1,792	1,820	1,601	1,606	(9.0)
Other interest income	174	251	249	166	91	(30.7)
Total interest income	12,285	12,883	12,639	12,158	11,538	(4.6)
Interest Expense
Deposits	561	691	840	928	1,202	(18.8)
Short-term borrowings	353	442	531	548	539	(20.1)
Long-term debt	767	1,005	1,145	1,103	1,279	(23.7)
Total interest expense	1,681	2,138	2,516	2,579	3,020	(21.4)
Net interest income	10,604	10,745	10,123	9,579	8,518	(1.3)
Provision for credit losses	1,340	1,882	2,343	4,356	5,557	(28.8)
Net interest income after provision for credit losses	9,264	8,863	7,780	5,223	2,961	4.5
Noninterest Income
Credit and debit card revenue	965	892	1,073	1,091	1,055	8.2
Corporate payment products revenue	706	744	734	710	669	(5.1)
Merchant processing services	1,458	1,395	1,355	1,253	1,148	4.5
ATM processing services	327	346	452	423	410	(5.5)
Trust and investment management fees	1,139	1,055	1,000	1,080	1,168	8.0
Deposit service charges	670	653	659	710	970	2.6
Treasury management fees	538	541	551	555	552	(.6)
Commercial products revenue	859	878	841	771	615	(2.2)
Mortgage banking revenue	1,356	1,937	986	1,003	1,035	(30.0)
Investment products fees	178	150	129	111	109	18.7
Securities gains (losses), net	9	(15)	(31)	(78)	(451)	*
Other	569	743	1,011	731	672	(23.4)
Total noninterest income	8,774	9,319	8,760	8,360	7,952	(5.8)
Noninterest Expense
Compensation	4,371	4,320	4,041	3,779	3,135	1.2
Employee benefits	1,140	945	845	694	574	20.6
Net occupancy and equipment	949	917	999	919	836	3.5
Professional services	381	530	383	306	255	(28.1)
Marketing and business development	357	388	369	360	378	(8.0)
Technology and communications	848	821	758	744	673	3.3
Postage, printing and supplies	310	304	303	301	288	2.0
Other intangibles	223	274	299	367	387	(18.6)
Other	1,695	1,957	1,914	1,913	1,755	(13.4)
Total noninterest expense	10,274	10,456	9,911	9,383	8,281	(1.7)
Income before income taxes	7,764	7,726	6,629	4,200	2,632	.5
Applicable income taxes	2,032	2,236	1,841	935	395	(9.1)
Net income	5,732	5,490	4,788	3,265	2,237	4.4
Net (income) loss attributable to noncontrolling interests	104	157	84	52	(32)	(33.8)
Net income attributable to U.S. Bancorp	$5,836	$5,647	$4,872	$3,317	$2,205	3.3
Net income applicable to U.S. Bancorp common shareholders	$5,552	$5,383	$4,721	$3,332	$1,803	3.1

* Not meaningful

142	U.S. BANCORP

U.S. Bancorp

Quarterly Consolidated Financial Data (Unaudited)

	2013				2012
(Dollars in Millions, Except Per Share Data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest Income
Loans	$2,562	$2,552	$2,568	$2,595	$2,638	$2,631	$2,650	$2,639
Loans held for sale	72	54	46	31	65	67	76	74
Investment securities	410	392	420	409	468	470	438	416
Other interest income	67	40	34	33	61	60	63	67
Total interest income	3,111	3,038	3,068	3,068	3,232	3,228	3,227	3,196
Interest Expense
Deposits	155	144	134	128	181	177	172	161
Short-term borrowings	85	87	98	83	123	127	103	89
Long-term debt	218	191	178	180	294	266	226	219
Total interest expense	458	422	410	391	598	570	501	469
Net interest income	2,653	2,616	2,658	2,677	2,634	2,658	2,726	2,727
Provision for credit losses	403	362	298	277	481	470	488	443
Net interest income after provision for credit losses	2,250	2,254	2,360	2,400	2,153	2,188	2,238	2,284
Noninterest Income
Credit and debit card revenue	214	244	244	263	202	235	213	242
Corporate payment products revenue	172	176	192	166	175	190	201	178
Merchant processing services	347	373	371	367	337	359	345	354
ATM processing services	82	83	83	79	87	89	87	83
Trust and investment management fees	278	284	280	297	252	262	265	276
Deposit service charges	153	160	180	177	153	156	174	170
Treasury management fees	134	140	134	130	134	142	135	130
Commercial products revenue	200	209	207	243	211	216	225	226
Mortgage banking revenue	401	396	328	231	452	490	519	476
Investment products fees	41	46	46	45	35	38	38	39
Securities gains (losses), net	5	6	(3)	1	–	(19)	1	3
Other	138	159	115	157	201	197	193	152
Total noninterest income	2,165	2,276	2,177	2,156	2,239	2,355	2,396	2,329
Noninterest Expense
Compensation	1,082	1,098	1,088	1,103	1,052	1,076	1,109	1,083
Employee benefits	310	277	278	275	260	229	225	231
Net occupancy and equipment	235	234	240	240	220	230	233	234
Professional services	78	91	94	118	84	136	144	166
Marketing and business development	73	96	85	103	109	80	96	103
Technology and communications	211	214	214	209	201	201	205	214
Postage, printing and supplies	76	78	76	80	74	77	75	78
Other intangibles	57	55	55	56	71	70	67	66
Other	348	414	435	498	489	502	455	511
Total noninterest expense	2,470	2,557	2,565	2,682	2,560	2,601	2,609	2,686
Income before income taxes	1,945	1,973	1,972	1,874	1,832	1,942	2,025	1,927
Applicable income taxes	558	529	542	403	527	564	593	552
Net income	1,387	1,444	1,430	1,471	1,305	1,378	1,432	1,375
Net (income) loss attributable to noncontrolling interests	41	40	38	(15)	33	37	42	45
Net income attributable to U.S. Bancorp	$1,428	$1,484	$1,468	$1,456	$1,338	$1,415	$1,474	$1,420
Net income applicable to U.S. Bancorp common shareholders	$1,358	$1,405	$1,400	$1,389	$1,285	$1,345	$1,404	$1,349
Earnings per common share	$.73	$.76	$.76	$.76	$.68	$.71	$.74	$.72
Diluted earnings per common share	$.73	$.76	$.76	$.76	$.67	$.71	$.74	$.72

U.S. BANCORP	143

U.S. Bancorp

Consolidated Daily Average Balance Sheet and Related

	2013			2012
Year Ended December 31 (Dollars in Millions)	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates
Assets
Investment securities	$75,046	$1,767	2.35%	$72,501	$1,939	2.67%
Loans held for sale	5,723	203	3.56	7,847	282	3.60
Loans (b)
Commercial	67,274	2,168	3.22	60,830	2,168	3.56
Commercial real estate	38,237	1,589	4.16	36,505	1,638	4.49
Residential mortgages	47,982	1,959	4.08	40,290	1,827	4.53
Credit card	16,813	1,691	10.06	16,653	1,693	10.16
Other retail	47,125	2,318	4.92	47,938	2,488	5.19
Total loans, excluding covered loans	217,431	9,725	4.47	202,216	9,814	4.85
Covered loans	10,043	643	6.41	13,158	826	6.28
Total loans	227,474	10,368	4.56	215,374	10,640	4.94
Other earning assets	6,896	175	2.53	10,548	251	2.38
Total earning assets	315,139	12,513	3.97	306,270	13,112	4.28
Allowance for loan losses	(4,373)			(4,642)
Unrealized gain (loss) on investment securities	633			1,077
Other assets	41,281			40,144
Total assets	$352,680			$342,849
Liabilities and Shareholders’ Equity
Noninterest-bearing deposits	$69,020			$67,241
Interest-bearing deposits
Interest checking	48,792	36	.07	45,433	46	.10
Money market savings	55,512	76	.14	46,874	62	.13
Savings accounts	31,916	49	.15	29,596	66	.22
Time certificates of deposit less than $100,000	12,804	186	1.45	14,509	248	1.71
Time deposits greater than $100,000	32,413	214	.66	32,057	269	.84
Total interest-bearing deposits	181,437	561	.31	168,469	691	.41
Short-term borrowings	27,683	357	1.29	28,549	447	1.57
Long-term debt	21,280	767	3.60	28,448	1,005	3.53
Total interest-bearing liabilities	230,400	1,685	.73	225,466	2,143	.95
Other liabilities	11,973			11,406
Shareholders’ equity
Preferred equity	4,804			4,381
Common equity	35,113			33,230
Total U.S. Bancorp shareholders’ equity	39,917			37,611
Noncontrolling interests	1,370			1,125
Total equity	41,287			38,736
Total liabilities and equity	$352,680			$342,849
Net interest income		$10,828			$10,969
Gross interest margin			3.24%			3.33%
Gross interest margin without taxable-equivalent increments			3.17%			3.26%
Percent of Earning Assets
Interest income			3.97%			4.28%
Interest expense			.53			.70
Net interest margin			3.44%			3.58%
Net interest margin without taxable-equivalent increments			3.37%			3.51%

(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.
(b)	Interest income and rates on loans include loan fees. Nonaccrual loans are included in average loan balances.

144	U.S. BANCORP

Yields and Rates (a) (Unaudited)

2011			2010			2009			2013 v 2012
Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	% Change Average Balances

$63,645	$1,980	3.11%	$47,763	$1,763	3.69%	$42,809	$1,770	4.13%	3.5%
4,873	200	4.10	5,616	246	4.37	5,820	277	4.76	(27.1)

51,616	2,071	4.01	47,028	1,977	4.20	52,827	2,074	3.93	10.6
35,514	1,622	4.57	34,269	1,530	4.46	33,751	1,453	4.30	4.7
33,711	1,632	4.84	27,704	1,436	5.18	24,481	1,380	5.64	19.1
16,084	1,538	9.56	16,403	1,516	9.25	14,937	1,363	9.12	1.0
48,199	2,649	5.50	47,686	2,756	5.78	47,086	2,762	5.87	(1.7)
185,124	9,512	5.14	173,090	9,215	5.32	173,082	9,032	5.22	7.5
16,303	928	5.69	19,932	985	4.94	12,723	578	4.54	(23.7)
201,427	10,440	5.18	193,022	10,200	5.28	185,805	9,610	5.17	5.6
13,345	250	1.87	5,641	166	2.94	2,853	91	3.20	(34.6)
283,290	12,870	4.54	252,042	12,375	4.91	237,287	11,748	4.95	2.9
(5,192)			(5,399)			(4,451)			5.8
227			94			(1,594)			(41.2)
39,939			39,124			37,118			2.8
$318,264			$285,861			$268,360			2.9

$53,856			$40,162			$37,856			2.6%

42,827	65	.15	40,184	77	.19	36,866	78	.21	7.4
45,119	76	.17	39,679	132	.33	31,795	145	.46	18.4
26,654	112	.42	20,903	121	.58	13,109	71	.54	7.8
15,237	290	1.91	16,628	303	1.82	17,879	461	2.58	(11.8)
29,466	297	1.01	27,165	295	1.08	30,296	447	1.48	1.1
159,303	840	.53	144,559	928	.64	129,945	1,202	.93	7.7
30,703	537	1.75	33,719	556	1.65	29,149	551	1.89	(3.0)
31,684	1,145	3.61	30,835	1,103	3.58	36,520	1,279	3.50	(25.2)
221,690	2,522	1.14	209,113	2,587	1.24	195,614	3,032	1.55	2.2
9,602			7,787			7,869			5.0

2,414			1,742			4,445			9.7
29,786			26,307			21,862			5.7
32,200			28,049			26,307			6.1
916			750			714			21.8
33,116			28,799			27,021			6.6
$318,264			$285,861			$268,360			2.9
	$10,348			$9,788			$8,716
		3.40%			3.67%			3.40%
		3.32%			3.59%			3.32%

		4.54%			4.91%			4.95%
		.89			1.03			1.28
		3.65%			3.88%			3.67%
		3.57%			3.80%			3.59%

U.S. BANCORP	145

U.S. Bancorp

Supplemental Financial Data (Unaudited)

Earnings Per Common Share Summary	2013	2012	2011	2010	2009
Earnings per common share	$3.02	$2.85	$2.47	$1.74	$.97
Diluted earnings per common share	3.00	2.84	2.46	1.73	.97
Dividends declared per common share	.885	.780	.500	.200	.200
Ratios
Return on average assets	1.65%	1.65%	1.53%	1.16%	.82%
Return on average common equity	15.8	16.2	15.8	12.7	8.2
Average total U.S. Bancorp shareholders’ equity to average assets	11.3	11.0	10.1	9.8	9.8
Dividends per common share to net income per common share	29.3	27.4	20.2	11.5	20.6
Other Statistics (Dollars and Shares in Millions)
Common shares outstanding (a)	1,825	1,869	1,910	1,921	1,913
Average common shares outstanding and common stock equivalents
Earnings per common share	1,839	1,887	1,914	1,912	1,851
Diluted earnings per common share	1,849	1,896	1,923	1,921	1,859
Number of shareholders (b)	46,632	49,430	52,677	55,371	58,610
Common dividends declared	$1,631	$1,474	$961	$385	$375

(a)	Defined as total common shares less common stock held in treasury at December 31.
(b)	Based on number of common stock shareholders of record at December 31.

Stock Price Range and Dividends

	2013				2012
	Sales Price				Sales Price
	High	Low	Closing Price	Dividends Declared	High	Low	Closing Price	Dividends Declared
First quarter	$34.73	$32.40	$33.93	$.195	$32.23	$27.21	$31.68	$.195
Second quarter	36.40	31.99	36.15	.230	32.98	28.58	32.16	.195
Third quarter	38.23	35.83	36.58	.230	35.15	31.76	34.30	.195
Fourth quarter	40.83	35.69	40.40	.230	35.46	30.96	31.94	.195

The common stock of U.S. Bancorp is traded on the New York Stock Exchange, under the ticker symbol “USB.” At January 31, 2014, there were 46,459 holders of record of the Company’s common stock.

146	U.S. BANCORP

Stock Performance Chart

The following chart compares the cumulative total shareholder return on the Company’s common stock during the five years ended December 31, 2013, with the cumulative total return on the Standard & Poor’s 500 Index and the KBW Bank Index. The comparison assumes $100 was invested on December 31, 2008, in the Company’s common stock and in each of the foregoing indices and assumes the reinvestment of all dividends. The comparisons in the graph are based upon historical data and are not indicative of, nor intended to forecast, future performance of the Company’s common stock.

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

U.S. Bancorp’s banking subsidiary is engaged in the general banking business, principally in domestic markets. The subsidiary, with $271 billion in deposits at December 31, 2013, provides a wide range of products and services to individuals, businesses, institutional organizations, governmental entities and other financial institutions. Commercial and consumer lending services are principally offered to customers within the Company’s domestic markets, to domestic customers with foreign operations and to large national customers operating in specific industries targeted by the Company. Lending services include traditional credit products as well as credit card services, leasing financing and import/export trade, asset-backed lending, agricultural finance and other products. Depository services include checking accounts, savings accounts and time certificate contracts. Ancillary services such as capital markets, treasury management and receivable lock-box collection are provided to corporate customers. U.S. Bancorp’s bank and trust subsidiaries provide a full range of asset management and fiduciary services for individuals, estates, foundations, business corporations and charitable organizations.

U.S. Bancorp’s non-banking subsidiaries primarily offer investment and insurance products to the Company’s customers principally within its markets, and fund processing services to a broad range of mutual and other funds.

Banking and investment services are provided through a network of 3,081 banking offices principally operating in the Midwest and West regions of the United States. The Company operates a network of 4,906 ATMs and provides 24-hour, seven day a week telephone customer service. Mortgage banking services are provided through banking offices and loan production offices throughout the Company’s markets. Lending products may be originated through banking offices, indirect correspondents, brokers or other lending sources. The Company is also one of the largest providers of corporate and purchasing card services and corporate trust services in the United States. A wholly-owned subsidiary, Elavon, Inc. (“Elavon”), provides merchant processing services directly to merchants and through a network of banking affiliations. Wholly-owned subsidiaries, and affiliates of Elavon, provide similar merchant services in Canada, Mexico, Brazil and segments of Europe directly or through joint ventures with other financial institutions. The Company also provides corporate trust and fund administration services in Europe. These foreign operations are not significant to the Company.

On a full-time equivalent basis, as of December 31, 2013, U.S. Bancorp employed 65,565 people.

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

Industry Risk Factors

Difficult business and economic conditions may continue to adversely affect the financial services industry, and a reversal or slowing of the current moderate economic recovery could adversely affect the Company’s lending business and the value of loans and debt securities it holds The Company’s business activities and earnings are affected by general business conditions in the United States and abroad, including factors such as the level and volatility of short-term and long-term interest rates, inflation, home prices, unemployment and under-employment levels, bankruptcies, household income, consumer spending, fluctuations in both debt and equity capital markets, liquidity of the global financial markets, the availability and cost of capital and credit, investor sentiment and confidence in the financial markets, and the strength of the domestic and global economies in which the Company operates. The deterioration of any of these conditions can adversely affect the Company’s consumer and commercial businesses and securities portfolios, its level of charge-offs and provision for credit losses, its capital levels and liquidity, and its results of operations.

Given the high percentage of the Company’s assets represented directly or indirectly by loans, and the importance of lending to its overall business, weak economic conditions are likely to have a negative impact on the Company’s business and results of operations. A reversal or slowing of the current economic recovery could adversely impact loan utilization rates as well as delinquencies, defaults and customer ability to meet obligations under the loans.

U.S. BANCORP	147

The value to the Company of other assets such as investment securities, most of which are debt securities or other financial instruments supported by loans, similarly would be negatively impacted by widespread decreases in credit quality resulting from a weakening of the economy. Downward valuation of debt securities could also negatively impact the Company’s capital position.

Continued elevated unemployment, under-employment and household debt, along with continued stress in the consumer real estate market and certain commercial real estate markets, pose challenges to domestic economic performance and the financial services industry. The sustained high unemployment rate and the lengthy duration of unemployment have directly impaired consumer finances and pose risks to the financial services industry. Continued uncertainty in the housing market and elevated levels of distressed and delinquent mortgages pose further risks to the housing market. These factors continue to negatively impact the credit performance of real estate related loans and have resulted in, and may continue to result in, significant write-downs of asset values by the Company and other financial institutions. Additionally, the current environment of heightened scrutiny of financial institutions, as well as a continued concern regarding the possibility of a return to recessionary conditions, has resulted in increased public awareness of and sensitivity to banking fees and practices.

Notwithstanding improved financial market conditions in Europe, many of the structural issues remain and problems could resurface which could have significant adverse effects on the Company’s business, results of operations, financial condition and liquidity. Further deterioration in economic conditions in Europe could slow the recovery of the domestic economy or negatively impact the Company’s borrowers or other counterparties that have direct or indirect exposure to Europe. Additional negative market developments may further erode consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates. Such developments could increase the Company’s charge-offs and provision for credit losses. Any future economic deterioration that affects household or corporate incomes and the continuing concern regarding the possibility of a return to recessionary conditions could also result in reduced demand for credit or fee-based products and services. A worsening of these conditions would likely exacerbate the lingering effects of the difficult market conditions experienced by the Company and others in the financial services industry.

The Company is subject to extensive government regulation and supervision, and the regulatory environment for the financial services industry is being significantly impacted by financial regulatory reform initiatives in the United States, including the Dodd-Frank Wall Street Reform and Consumer Protection Act Federal and state regulation and supervision has increased in recent years due to the implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and other financial reform initiatives. The Company will continue to face such increased regulation into 2014 and in future years, as a result of current and future initiatives intended to provide economic stimulus, financial market stability, and enhancement of the liquidity and solvency of financial institutions. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds, and the banking system as a whole, not the Company’s debt holders or shareholders. These regulations affect the Company’s lending practices, capital structure, investment practices, dividend policy, ability to repurchase common stock, and growth, among other things.

Changes to statutes, regulations or regulatory policies, or their interpretation or implementation, and/or the continued heightening of regulatory practices, requirements or expectations, could affect the Company in substantial and unpredictable ways. Although many parts of the Dodd-Frank Act are now in effect, other parts are still in the implementation stage, which is likely to continue for several years, including new capital rules effective January 1, 2014, which phase in through 2018. Accordingly, some uncertainty remains as to the aggregate impact upon the Company of the Dodd-Frank Act as fully implemented.

The Company expects more intense scrutiny from bank supervisors in the examination process and more aggressive enforcement of regulations on both the federal and state levels, particularly due to the Company’s status as a covered institution for the enhanced prudential standards promulgated under the Dodd-Frank Act. Federal banking law grants substantial enforcement powers to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. These enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. If the Company were the subject of an enforcement action, it could have an adverse impact on the Company.

148	U.S. BANCORP

Compliance with new regulations and supervisory initiatives will continue to increase the Company’s costs. In addition, regulatory changes may reduce the Company’s revenues, limit the types of financial services and products it may offer, alter the investments it makes, affect the manner in which it operates its businesses, increase its litigation and regulatory costs should it fail to appropriately comply with new laws and regulatory requirements, and increase the ability of non-banks to offer competing financial services and products. See “Supervision and Regulation” in the Company’s Annual Report on Form 10-K for additional information regarding the extensive regulatory framework applicable to the Company.

The Company is subject to liquidity risk The Company’s liquidity is essential for the operation of its business. Market conditions, unforeseen outflows of cash or other events could negatively affect the Company’s level or cost of funding. Although the Company has implemented strategies to maintain sufficient and diverse sources of funding to accommodate planned, as well as unanticipated, changes in assets and liabilities under both normal and adverse conditions, any substantial, unexpected or prolonged changes in the level or cost of liquidity could adversely affect the Company’s business.

More stringent requirements related to on-balance sheet liquidity have been proposed by U.S. banking regulators that may require the Company to purchase additional investment securities and change its funding mix U.S. banking regulators have proposed new liquidity-related standards applicable to larger banking organizations including the Company. The proposed new rules would require banks to hold sufficient unencumbered liquid assets to meet certain regulatorily-defined stress scenarios. The implementation of these proposed rules could require the Company to increase its investment security holdings or otherwise change aspects of its liquidity measures, including in ways that may adversely affect its results of operations or financial condition. See “Supervision and Regulation” in the Company’s Annual Report on Form 10-K for additional information regarding the capital requirements under the Dodd-Frank Act and Basel III.

The Company’s credit ratings affect its liquidity The Company’s credit ratings are important to its liquidity. A reduction in one or more of the Company’s credit ratings could adversely affect its liquidity and competitive position, increase its funding costs or limit its access to the capital markets. The Company’s credit ratings and credit rating agencies’ outlooks are subject to ongoing review by the rating agencies which consider a number of factors, including the Company’s own financial strength, performance, prospects and operations, as well as factors not within the control of the Company, including conditions affecting the financial services industry generally. There can be no assurance that the Company will maintain its current ratings and outlooks.

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

The soundness of other financial institutions could adversely affect the Company The Company’s ability to engage in routine funding or settlement transactions could be adversely affected by the actions and commercial soundness of other domestic or foreign financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. The Company has exposure to many different counterparties, and the Company routinely executes and settles transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, could lead to losses or defaults by the Company or by other institutions and impact the Company’s predominately United States-based businesses or the less significant merchant processing, corporate trust and fund administration services businesses it operates in foreign countries. Many of these transactions expose the Company to credit risk in the event of a default by a counterparty or client. In addition, the Company’s credit risk may be further increased when the collateral held by the Company cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due the Company. There is no assurance that any such losses would not adversely affect the Company’s results of operations.

U.S. BANCORP	149

The financial services industry is highly competitive, and competitive pressures could intensify and adversely affect the Company’s financial results The Company operates in a highly competitive industry that could become even more competitive as a result of legislative, regulatory and technological changes, as well as continued industry consolidation which may increase in connection with current economic and market conditions. This consolidation may produce larger, better-capitalized and more geographically diverse companies that are capable of offering a wider array of financial products and services at more competitive prices. The Company competes with other commercial banks, savings and loan associations, mutual savings banks, finance companies, mortgage banking companies, credit unions, investment companies, credit card companies, and a variety of other financial services and advisory companies. In addition, technology has lowered barriers to entry and made it possible for non-banks to offer products and services that traditionally were banking products, and for financial institutions to compete with technology companies in providing electronic and internet-based financial solutions. Many of the Company’s competitors have fewer regulatory constraints, and some have lower cost structures. Also, the potential need to adapt to industry changes in information technology systems, on which the Company and financial services industry are highly dependent, could present operational issues and require capital spending. The Company’s ability to compete successfully depends on a number of factors, including, among others, its ability to develop and execute strategic plans and initiatives; developing, maintaining and building long-term customer relationships based on quality service, competitive prices, high ethical standards and safe, sound assets; and industry and general economic trends.

The Company continually encounters challenges brought by technological change The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. The Company’s continued success depends, in part, upon its ability to address customer needs by using technology to provide products and services that customers demand, and create additional efficiencies in the Company’s operations. The Company may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could negatively affect the Company’s revenue and profit.

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

Changes in interest rates could reduce the Company’s net interest income The Company’s earnings are dependent to a large degree on net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. Net interest income is significantly affected by market rates of interest, which in turn are affected by prevailing economic conditions, by the fiscal and monetary policies of the federal government and by the policies of various regulatory agencies. Like all financial institutions, the Company’s balance sheet is affected by fluctuations in interest rates. Volatility in interest rates can also result in the flow of funds away from financial institutions into direct investments. Direct investments, such as United States government and corporate securities and other investment vehicles (including mutual funds) generally pay higher rates of return than financial institutions, because of the absence of federal insurance premiums and reserve requirements.

Further downgrades in the U.S. government’s sovereign credit rating could result in risks to the Company and general economic conditions that the Company is not able to predict In 2011, certain ratings agencies downgraded their sovereign credit rating, or negatively revised their outlook, of the U.S. government, and have indicated that they will continue to assess fiscal projections, as well as the medium-term economic outlook for the United States. Because of these developments, there continues to be the perceived risk of a sovereign credit ratings downgrade of the U.S. government, including the ratings of U.S. Treasury securities. If such a downgrade were to occur, the ratings and perceived creditworthiness of instruments issued, insured or guaranteed by institutions, agencies or instrumentalities directly linked to the U.S. government could also be correspondingly affected. A downgrade might adversely affect the market value of such

150	U.S. BANCORP

instruments. Instruments of this nature are often held by financial institutions, including the Company, for investment, liquidity planning and collateral purposes. A downgrade of the sovereign credit ratings of the U.S. government and perceived creditworthiness of U.S. government-related obligations could impact the Company’s liquidity.

Company Risk Factors

The Company’s allowance for loan losses may not cover actual losses When the Company loans money, or commits to loan money, it incurs credit risk, or the risk of losses if its borrowers do not repay their loans. As one of the largest lenders in the United States, the credit performance of the Company’s loan portfolios significantly affects its financial results and condition. If the current economic environment were to deteriorate, more of its customers may have difficulty in repaying their loans or other obligations which could result in a higher level of credit losses and provision for credit losses. The Company reserves for credit losses by establishing an allowance through a charge to earnings to provide for loan defaults and non-performance. The amount of the Company’s allowance for loan losses is based on its historical loss experience as well as an evaluation of the risks associated with its loan portfolio, including the size and composition of the loan portfolio, current economic conditions and geographic concentrations within the portfolio. The stress on the United States economy and the local economies in which the Company does business may be greater or last longer than expected, resulting in, among other things, greater than expected deterioration in credit quality of the loan portfolio, or in the value of collateral securing those loans. In addition, the process the Company uses to estimate losses inherent in its credit exposure requires difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of its borrowers to repay their loans. These economic predictions and their impact may no longer be capable of accurate estimation which may, in turn, impact the reliability of the process. As with any such assessments, the Company may fail to identify the proper factors or to accurately estimate the impacts of the factors that the Company does identify. The Company also makes loans to borrowers where it does not have or service the loan with the first lien on the property securing its loan. For loans in a junior lien position, the Company may not have access to information on the position or performance of the first lien when it is held and serviced by a third party and this may adversely affect the accuracy of the loss estimates for loans of these types. Increases in the Company’s allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect its financial results.

The Company may suffer increased losses in its loan portfolio despite its underwriting practices The Company seeks to mitigate the risks inherent in its loan portfolio by adhering to specific underwriting practices. These practices generally include: analysis of a borrower’s credit history, financial statements, tax returns and cash flow projections; valuation of collateral based on reports of independent appraisers; and verification of liquid assets. Although the Company believes that its underwriting criteria are, and historically have been, appropriate for the various kinds of loans it makes, the Company has already incurred high levels of losses on loans that have met these criteria, and may continue to experience higher than expected losses depending on economic factors and consumer behavior. In addition, the Company’s ability to assess the creditworthiness of its customers may be impaired if the models and approaches it uses to select, manage, and underwrite its customers become less predictive of future behaviors. Finally, the Company may have higher credit risk, or experience higher credit losses, to the extent its loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral. For example, the Company’s credit risk and credit losses can increase if borrowers who engage in similar activities are uniquely or disproportionately affected by economic or market conditions, or by regulation, such as regulation related to climate change. Continued deterioration in economic conditions or real estate values in states or regions where the Company has relatively larger concentrations of residential or commercial real estate could result in significantly higher credit costs. For example, at December 31, 2013, 23 percent of the Company’s commercial real estate loans and 17 percent of its residential mortgages were secured by collateral in California. Continued deterioration in real estate values and underlying economic conditions in California could result in significantly higher credit losses to the Company.

The Company faces increased risk arising out of its mortgage lending and servicing businesses During 2011, the Company and its primary banking subsidiary, entered into consent orders with various regulatory authorities as a result of an interagency horizontal review of the foreclosure practices of the 14 largest mortgage servicers in the United States. The consent orders mandated certain changes to the Company’s mortgage servicing and foreclosure processes. In addition to the interagency examination by U.S. federal banking regulators, the Company has received inquiries from other governmental and regulatory authorities regarding mortgage-related practices, and has cooperated, and continues to cooperate, with these inquiries. These inquiries may lead to other administrative, civil or criminal proceedings, possibly

U.S. BANCORP	151

resulting in remedies including fines, penalties, restitution, or alterations in the Company’s business practices. Additionally, reputational damage arising from the consent orders or from other inquiries and industry-wide publicity could also have an adverse effect upon the Company’s existing mortgage business and could reduce future business opportunities.

In addition to governmental or regulatory investigations, the Company, like other companies with residential mortgage origination and servicing operations, faces the risk of class actions and other litigation arising out of these operations. The Company has reserved for these matters as appropriate, but the ultimate resolution could exceed those reserves.

Changes in interest rates can reduce the value of the Company’s mortgage servicing rights and mortgages held for sale, and can make its mortgage banking revenue volatile from quarter to quarter, which can reduce its earnings The Company has a portfolio of MSRs, which is the right to service a mortgage loan–collect principal, interest and escrow amounts–for a fee. The Company initially carries its MSRs using a fair value measurement of the present value of the estimated future net servicing income, which includes assumptions about the likelihood of prepayment by borrowers. Changes in interest rates can affect prepayment assumptions and thus fair value. As interest rates fall, prepayments tend to increase as borrowers refinance, and the fair value of MSR’s can decrease, which in turn reduces the Company’s earnings. It is possible that, because of economic conditions and/or a weak or deteriorating housing market, even if interest rates were to fall or remain low, mortgage originations may also fall or any increase in mortgage originations may not be enough to offset the decrease in the MSRs value caused by the lower rates.

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

Maintaining or increasing the Company’s market share may depend on lowering prices and market acceptance of new products and services The Company’s success depends, in part, on its ability to adapt its products and services to evolving industry standards. There is increasing pressure to provide products and services at lower prices. Lower prices can reduce the Company’s net interest margin and revenues from its fee-based products and services. In addition, the widespread adoption of new technologies, including internet services and mobile devices, such as mobile phones and tablet computers, could require the Company to make substantial expenditures to modify or adapt the Company’s existing products and services. Also, these and other capital investments in the Company’s businesses may not produce expected growth in earnings anticipated at the time of the expenditure. The Company might not be successful in developing or introducing new products and services, adapting to changing customer preferences and spending and saving habits, achieving market acceptance of its products and services, or sufficiently developing and maintaining loyal customers.

The Company relies on its employees, systems and certain counterparties, and certain failures could adversely affect its operations The Company operates in many different businesses in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. Operational risk is the risk of loss resulting from the Company’s operations, including, but not limited to, the risk of fraud by employees or persons outside of the Company, unauthorized access to its computer systems, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements and business continuation and disaster recovery. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. Third parties with which the Company does business could also be sources of operational risk to the Company, including risks relating to breakdowns or failures of those parties’ systems or employees. In the event of a breakdown in the internal control system, improper operation of systems or improper employee or third party actions, the Company could suffer financial loss, face regulatory action and suffer damage to its reputation.

Operational risks for large institutions such as the Company have generally increased in recent years in part because of the proliferation of new technologies, the use of internet services and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. If personal, confidential or proprietary information of customers or clients

152	U.S. BANCORP

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

A breach in the security of the Company’s systems could disrupt its businesses, result in the disclosure of confidential information, damage its reputation and create significant financial and legal exposure Although the Company devotes significant resources to maintain and regularly upgrade its systems and processes that are designed to protect the security of the Company’s computer systems, software, networks and other technology assets and the confidentiality, integrity and availability of information belonging to the Company and its customers, the Company’s security measures do not provide absolute security. In fact, many other financial services institutions and companies engaged in data processing have reported breaches in the security of their websites or other systems, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage systems, often through the introduction of computer viruses or malware, cyberattacks and other means. The Company and certain other large financial institutions in the United States have experienced several well-publicized series of apparently related attacks from technically sophisticated and well-resourced third parties that were intended to disrupt normal business activities by making internet banking systems inaccessible to customers for extended periods. These “denial-of-service” attacks have not breached the Company’s data security systems, but require substantial resources to defend, and may affect customer satisfaction and behavior. Furthermore, even if not directed at the Company, attacks on other entities with whom it does business or on whom it otherwise relies, or attacks on financial or other institutions important to the overall functioning of the financial system could adversely affect, directly or indirectly, aspects of the Company’s business.

Despite the Company’s efforts to ensure the integrity of its systems, it is possible that the Company may not be able to anticipate or to implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently, generally increase in sophistication, often are not recognized until launched, and because security attacks can originate from a wide variety of sources, including persons who are involved with organized crime or associated with external service providers or who may be linked to terrorist organizations or hostile foreign governments. Those parties may also attempt to fraudulently induce employees, customers or other users of the Company’s systems to disclose sensitive information in order to gain access to the Company’s data or that of its customers or clients. These risks may increase in the future as the Company continues to increase its mobile payments and other internet-based product offerings and expands its internal usage of web-based products and applications.

If the Company’s security systems were penetrated or circumvented, it could cause serious negative consequences for the Company, including significant disruption of the Company’s operations, misappropriation of confidential information of the Company or that of its customers, or damage to computers or systems of the Company or those of its customers and counterparties, and could result in violations of applicable privacy and other laws, financial loss to the Company or to its customers, loss of confidence in the Company’s security measures, customer dissatisfaction, significant litigation exposure, and harm to the Company’s reputation, all of which could adversely affect the Company.

The Company’s framework for managing risks may not be effective in mitigating risk and loss to the Company The Company’s risk management framework seeks to mitigate risk and loss to it. The Company has established processes and procedures intended to identify, measure, monitor, report, and analyze the types of risk to which it is subject, including liquidity risk, credit risk, market risk, interest rate risk, operational risk, legal and compliance risk, and reputational risk, among others. However, as with any risk management framework, there are inherent limitations to the Company’s risk management strategies as there may exist, or develop in the future, risks that it has not appropriately anticipated or identified. The recent financial and credit crises and resulting regulatory reform highlighted both the importance and some of the limitations of managing unanticipated risks, and the Company’s regulators remain focused on ensuring that financial institutions build and maintain robust risk management policies. If the Company’s risk management framework proves ineffective, the Company could suffer unexpected losses which could affect its results of operations or financial condition.
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

U.S. BANCORP	153

depends on many factors outside of the Company’s control, including supply and demand for the assets, condition of the assets at the end of the lease term, and other economic factors.

The Company’s investments in certain tax-advantaged projects may not generate returns as anticipated and have an adverse impact on the Company’s financial results The Company invests in certain tax-advantaged projects promoting the development of affordable housing, community development and renewable energy resources. The Company’s investments in these projects are designed to generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, over specified time periods. The Company is subject to the risk that previously recorded tax credits, which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level, will fail to meet certain government compliance requirements and will not be able to be realized. The possible inability to realize these tax credit and other tax benefits can have a negative impact on the Company’s financial results. The risk of not being able to realize the tax credits and other tax benefits depends on many factors outside of the Company’s control, including changes in the applicable tax code and the ability of the projects to be completed.

Negative publicity could damage the Company’s reputation and adversely impact its business and financial results Reputation risk, or the risk to the Company’s business, earnings and capital from negative public opinion, is inherent in the Company’s business and increased substantially because of the financial crisis beginning in 2008. The reputation of the financial services industry in general has been damaged as a result of the financial crisis and other matters affecting the financial services industry, including mortgage foreclosure issues. Negative public opinion about the financial services industry generally or the Company specifically could adversely affect the Company’s ability to keep and attract customers, and expose the Company to litigation and regulatory action. Negative public opinion can result from the Company’s actual or alleged conduct in any number of activities, including lending practices, mortgage servicing and foreclosure practices, corporate governance, regulatory compliance, mergers and acquisitions, and related disclosure, sharing or inadequate protection of customer information, and actions taken by government regulators and community organizations in response to that conduct. Because most of the Company’s businesses operate under the “U.S. Bank” brand, actual or alleged conduct by one business can result in negative public opinion about other businesses the Company operates. Although the Company takes steps to minimize reputation risk in dealing with customers and other constituencies, the Company, as a large diversified financial services company with a high industry profile, is inherently exposed to this risk.

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

Changes in accounting standards could materially impact the Company’s financial statements From time to time, the Financial Accounting Standards Board and the United States Securities and Exchange Commission change the financial accounting and reporting standards that govern the preparation of the Company’s financial statements. These changes can be hard to predict and can materially impact how the Company records and reports its financial condition and results of operations. The Company could be required to apply a new or revised standard retroactively or

154	U.S. BANCORP

apply an existing standard differently, also retroactively, in each case potentially resulting in the Company restating prior period financial statements.

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

The Company must generally receive federal regulatory approval before it can acquire a bank or bank holding company. The Company’s ability to pursue or complete an attractive acquisition could be negatively impacted by regulatory delay or other regulatory issues. The Company cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. The Company may be required to sell banks or branches as a condition to receiving regulatory approval. Future acquisitions could be material to the Company and it may issue additional shares of stock to pay for those acquisitions, which would dilute current shareholders’ ownership interests.

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

The Company relies on other companies to provide key components of the Company’s business infrastructure Third party vendors provide key components of the Company’s business infrastructure, such as internet connections, network access and mutual fund distribution. While the Company has selected these third party vendors carefully, it does not control their actions. Any problems caused by third parties, including as a result of their not providing the Company their services for any reason or their performing their services poorly, could adversely affect the Company’s ability to deliver products and services to the Company’s customers and otherwise to conduct its business. Replacing third party vendors could also entail significant delay and expense. In addition, failure of third party vendors to handle current or higher volumes of use could adversely affect the Company’s ability to deliver products and services to clients and otherwise to conduct business. Technological or financial difficulties of a third party service provider could adversely affect the Company’s business to the extent those difficulties result in the interruption or discontinuation of services provided by that party.

The Company is subject to significant financial and reputational risks from potential legal liability and regulatory action The Company faces significant legal risks in its business, and the volume of claims and amount of damages and penalties claimed in litigation and regulatory proceedings against it and other financial institutions remain high. Increased litigation costs, substantial legal liability or significant regulatory action against the Company could negatively impact its financial condition and results of operations or cause significant reputational harm to the Company, which in turn could adversely impact its business prospects. In addition, the Company continues to face increased litigation risk and regulatory scrutiny. Customers and clients have grown more litigious. The Company’s experience with certain regulatory authorities suggests a migration towards an increasing supervisory focus on enforcement, including in connection with alleged violations of law and customer harm.

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

U.S. BANCORP	155

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

The Company relies on dividends from its subsidiaries for its liquidity needs The Company is a separate and distinct legal entity from its bank and non-bank subsidiaries. The Company receives a significant portion of its cash from dividends paid by its subsidiaries. These dividends are the principal source of funds to pay dividends on the Company’s stock and interest and principal on its debt. Various federal and state laws and regulations limit the amount of dividends that its bank and certain of its non-bank subsidiaries may pay to the Company without regulatory approval. Also, the Company’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to prior claims of the subsidiary’s creditors, except to the extent that any of the Company’s claims as a creditor of that subsidiary may be recognized.

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

156	U.S. BANCORP

Executive Officers

Richard K. Davis

Mr. Davis is Chairman, President and Chief Executive Officer of U.S. Bancorp. Mr. Davis, 55, has served as Chairman of U.S. Bancorp since December 2007, Chief Executive Officer since December 2006 and President since October 2004. He also served as Chief Operating Officer from October 2004 until December 2006. Mr. Davis has held management positions with the Company since joining Star Banc Corporation, one of its predecessors, as Executive Vice President in 1993.

Jennie P. Carlson

Ms. Carlson is Executive Vice President, Human Resources, of U.S. Bancorp. Ms. Carlson, 53, has served in this position since January 2002. Until that time, she served as Executive Vice President, Deputy General Counsel and Corporate Secretary of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001. From 1995 until the merger, she was General Counsel and Secretary of Firstar Corporation and Star Banc Corporation.

Andrew Cecere

Mr. Cecere is Vice Chairman and Chief Financial Officer of U.S. Bancorp. Mr. Cecere, 53, has served in this position since February 2007. Until that time, he served as Vice Chairman, Wealth Management and Securities Services of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001. Previously, he had served as an executive officer of the former U.S. Bancorp, including as Chief Financial Officer from May 2000 through February 2001.

James L. Chosy

Mr. Chosy is Executive Vice President, General Counsel and Corporate Secretary of U.S. Bancorp. Mr. Chosy, 50, has served in this position since March 2013. From 2001 to 2013, he served as the General Counsel and Secretary of Piper Jaffray Companies. From 1995 to 2001, Mr. Chosy was Vice President and Associate General Counsel of U.S. Bancorp, having also served as Assistant Secretary of U.S. Bancorp from 1995 through 2000 and as Secretary from 2000 until 2001.

Terrance R. Dolan

Mr. Dolan is Vice Chairman, Wealth Management and Securities Services, of U.S. Bancorp. Mr. Dolan, 52, has served in this position since July 2010. From September 1998 to July 2010, Mr. Dolan served as U.S. Bancorp’s Controller. He additionally held the title of Executive Vice President from January 2002 until June 2010 and Senior Vice President from September 1998 until January 2002.

John R. Elmore

Mr. Elmore is Vice Chairman, Community Banking and Branch Delivery, of U.S. Bancorp. Mr. Elmore, 57, has served in this position since March 2013. From 1999 to 2013, he served as Executive Vice President, Community Banking, of U.S. Bancorp and its predecessor company, Firstar Corporation.

Joseph C. Hoesley

Mr. Hoesley is Vice Chairman, Commercial Real Estate, of U.S. Bancorp. Mr. Hoesley, 59, has served in this position since June 2006. From June 2002 until June 2006, he served as Executive Vice President and National Group Head of Commercial Real Estate at U.S. Bancorp, having previously served as Senior Vice President and Group Head of Commercial Real Estate since joining U.S. Bancorp in 1992.

Pamela A. Joseph

Ms. Joseph is Vice Chairman, Payment Services, of U.S. Bancorp. Ms. Joseph, 54, has served in this position since December 2004. Since November 2004, she has been Chairman and Chief Executive Officer of Elavon Inc., a wholly owned subsidiary of U.S. Bancorp. Prior to that time, she had been President and Chief Operating Officer of Elavon Inc. since February 2000.

Michael S. LaFontaine

Mr. LaFontaine is Executive Vice President and Chief Operational Risk Officer of U.S. Bancorp. Mr. LaFontaine, 35, has served in this position since October 2012. From 2007 to 2012, he served as Senior Vice President with responsibility for U.S. Bancorp’s corporate compliance, anti-money laundering, and fair lending divisions, and also served as Chief Compliance Officer since 2005.

Howell D. McCullough III

Mr. McCullough is Executive Vice President and Chief Strategy Officer of U.S. Bancorp and Head of U.S. Bancorp’s Enterprise Revenue Office. Mr. McCullough, 57, has served in these positions since September 2007. From July 2005 until September 2007, he served as Director of Strategy and Acquisitions of the Payment Services business of U.S. Bancorp. He also served as Chief Financial Officer of the Payment Services business from October 2006 until September 2007. From March 2001 until July 2005, he served as Senior Vice President and Director of Investor Relations at U.S. Bancorp.

U.S. BANCORP	157

P.W. Parker

Mr. Parker is Vice Chairman and Chief Risk Officer of U.S. Bancorp. Mr. Parker, 57, has served in this position since December 2013. From October 2007 until December 2013 he served as Executive Vice President and Chief Credit Officer of U.S. Bancorp. From March 2005 until October 2007, he served as Executive Vice President of Credit Portfolio Management of U.S. Bancorp, having served as Senior Vice President of Credit Portfolio Management of U.S. Bancorp since January 2002.

Richard B. Payne, Jr.

Mr. Payne is Vice Chairman, Wholesale Banking, of U.S. Bancorp. Mr. Payne, 66, has served in this position since November 2010, when he assumed the additional responsibility for Commercial Banking at U.S. Bancorp. From July 2006, when he joined U.S. Bancorp, until November 2010, Mr. Payne served as Vice Chairman, Corporate Banking at U.S. Bancorp. Prior to joining U.S. Bancorp, he served as Executive Vice President for National City Corporation in Cleveland, with responsibility for Capital Markets, from 2001 to 2006.

Mark G. Runkel

Mr. Runkel is Executive Vice President and Chief Credit Officer of U.S. Bancorp. Mr. Runkel, 37, has served in this position since December 2013. From February 2011 until December 2013, he served as Senior Vice President and Credit Risk Group Manager of U.S. Bancorp Retail and Payment Services Credit Risk Management, having served as Senior Vice President and Risk Manager of U.S. Bancorp Retail and Small Business Credit Risk Management from June 2009 until February 2011. From March 2005 until May 2009, he served as Vice President and Risk Manager of U.S. Bancorp.

Kent V. Stone

Mr. Stone is Vice Chairman, Consumer Banking Sales and Support, of U.S. Bancorp. Mr. Stone, 56, has served in this position since March 2013. He served as an Executive Vice President of U.S. Bancorp from 2000 to 2013, most recently with responsibility for Consumer Banking Support Services since 2006, and held other senior leadership positions with U.S. Bancorp since 1991.

Jeffry H. von Gillern

Mr. von Gillern is Vice Chairman, Technology and Operations Services, of U.S. Bancorp. Mr. von Gillern, 48, has served in this position since July 2010. From April 2001, when he joined U.S. Bancorp, until July 2010, Mr. von Gillern served as Executive Vice President of U.S. Bancorp, additionally serving as Chief Information Officer from July 2007 until July 2010.

158	U.S. BANCORP

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

Commissioner

San Francisco Port Commission

(Government)

San Francisco, California

Joel W. Johnson3,6

Retired Chairman and Chief Executive Officer

Hormel Foods Corporation

(Consumer food products)

Scottsdale, Arizona

Olivia F. Kirtley1,2,3

Business Consultant

(Consulting)

Louisville, Kentucky

Jerry W. Levin1,2,5

Chairman and Chief Executive Officer

Wilton Brands Inc.

(Consumer products) and

Chairman and Chief Executive Officer

JW Levin Partners LLC

(Private investment and advisory)

New York, New York

David B. O’Maley1,2,5

Retired Chairman, President and Chief Executive Officer

Ohio National Financial Services, Inc.

(Insurance)

Cincinnati, Ohio

O’dell M. Owens, M.D., M.P.H.1,3,4

President

Cincinnati State Technical and Community College

(Higher education)

Cincinnati, Ohio

Craig D. Schnuck4,6

Former Chairman and Chief Executive Officer

Schnuck Markets, Inc.

(Food retail)

St. Louis, Missouri

Patrick T. Stokes1,5,6

Former Chairman and Former Chief Executive Officer

Anheuser-Busch Companies, Inc.

(Consumer products)

St. Louis, Missouri

1. Executive Committee

2. Compensation and Human Resources Committee

3. Audit Committee

4. Community Reinvestment and Public Policy Committee

5. Governance Committee

6. Risk Management Committee

U.S. BANCORP	159