Form 10-K, Exhibit 13
period 2014-12-31
US BANCORP \DE\
filed 2015-02-27
CIK 36104

Exhibit 13

Management’s Discussion and Analysis

OVERVIEW

The consistently solid financial performance of U.S. Bancorp and its subsidiaries (the “Company”) in 2014 was the result of it adhering closely to the core fundamentals of managing capital prudently, selectively investing in initiatives that generate steady long-term growth, expanding existing customer relationships and controlling expenses. The Company’s ability to provide customers and clients with a diverse array of banking products and services while addressing their distinctive financial objectives, in any economic environment, allows it to continue to generate industry-leading economic performance. The Company’s return on average common equity, return on average assets, and efficiency ratio metrics remain among the strongest in the industry. As the Company heads into 2015, it remains committed to investing in a strategy centered on helping its retail, wholesale and institutional customers establish financially secure futures. The Company is well positioned for growth as the economic environment shows signs of improvement and its customers look for a strong and stable banking partner to help them achieve their financial goals and objectives.

The Company earned $5.9 billion in 2014, an increase of .3 percent over 2013, principally due to higher net revenue, a lower provision for credit losses and controlled expenses. Total net revenue was higher than the prior year as a result of increases in both net interest income and noninterest income. Net interest income was higher due to an increase in average earning assets, partially offset by a decrease in the net interest margin. Noninterest income increased due to higher revenue in most fee businesses and higher other income, partially offset by lower mortgage banking revenue. The Company’s credit quality continued to improve throughout the year, as reflected by the decreases in net charge-offs and nonperforming assets. The Company’s continued focus on effectively controlling expenses, allowed it to achieve an industry-leading efficiency ratio in 2014 of 53.2 percent. In addition, the Company’s return on average assets and return on common equity were 1.54 percent and 14.7 percent, respectively, the highest among its peers.

During 2014, the Company continued to demonstrate its ability to create value for shareholders and customers by returning 72 percent of its earnings to common shareholders through dividends and common share repurchases, by generating steady growth in commercial and consumer lending, new credit card accounts, total deposits and wealth management services, and by maintaining a very strong capital base. The Company’s common equity tier 1 to risk-weighted assets ratio using the Basel III standardized approach and Basel III advanced approaches, as if fully implemented, were 9.0 percent and 11.8 percent, respectively, at December 31, 2014 — above the Company’s targeted ratio of 8.0 percent and well above the minimum ratio of 7.0 percent required when fully implemented. Refer to “Non-GAAP Financial Measures” for further information on the calculation of these measures. In addition, refer to Table 22 for a summary of the statutory capital ratios in effect for the Company at December 31, 2014 and 2013. Credit rating organizations rate the Company’s debt among the highest of its large domestic banking peers. This comparative financial strength provides the Company with favorable funding costs, strong liquidity and the ability to attract new customers.

In 2014, the Company’s loans and deposits grew significantly. Average loans and deposits increased $14.2 billion (6.3 percent) and $16.2 billion (6.5 percent), respectively, over 2013. Loan growth reflected increases in commercial loans, residential mortgages, commercial real estate loans, credit card loans and other retail loans, partially offset by a decline in loans covered by loss sharing agreements with the Federal Deposit Insurance Corporation (“FDIC”) (“covered” loans), which is a run-off portfolio. Deposit growth reflected increases in noninterest-bearing and total savings deposits.

The Company’s provision for credit losses decreased $111 million (8.3 percent) in 2014, compared with 2013. Net charge-offs decreased $131 million (8.9 percent) in 2014, compared with 2013, principally due to improvement in the residential mortgages and home equity and second mortgages portfolios, partially offset by higher commercial loan net charge-offs and lower commercial real estate loan recoveries. The provision for credit losses was $105 million less than net charge-offs in 2014, compared with $125 million less than net charge-offs in 2013.

TABLE 1 SELECTED FINANCIAL DATA

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2014	2013		2012		2011		2010
Condensed Income Statement
Net interest income (taxable-equivalent basis)(a)	$10,997	$10,828		$10,969		$10,348		$9,788
Noninterest income	9,161	8,765		9,334		8,791		8,438
Securities gains (losses), net	3	9		(15)		(31)		(78)

Total net revenue	20,161	19,602		20,288		19,108		18,148
Noninterest expense	10,715	10,274		10,456		9,911		9,383
Provision for credit losses	1,229	1,340		1,882		2,343		4,356

Income before taxes	8,217	7,988		7,950		6,854		4,409
Taxable-equivalent adjustment	222	224		224		225		209
Applicable income taxes	2,087	2,032		2,236		1,841		935

Net income	5,908	5,732		5,490		4,788		3,265
Net (income) loss attributable to noncontrolling interests	(57)	104		157		84		52

Net income attributable to U.S. Bancorp	$5,851	$5,836		$5,647		$4,872		$3,317

Net income applicable to U.S. Bancorp common shareholders	$5,583	$5,552		$5,383		$4,721		$3,332

Per Common Share
Earnings per share	$3.10	$3.02		$2.85		$2.47		$1.74
Diluted earnings per share	3.08	3.00		2.84		2.46		1.73
Dividends declared per share	.965	.885		.780		.500		.200
Book value per share	21.68	19.92		18.31		16.43		14.36
Market value per share	44.95	40.40		31.94		27.05		26.97
Average common shares outstanding	1,803	1,839		1,887		1,914		1,912
Average diluted common shares outstanding	1,813	1,849		1,896		1,923		1,921
Financial Ratios
Return on average assets	1.54%	1.65%		1.65%		1.53%		1.16%
Return on average common equity	14.7	15.8		16.2		15.8		12.7
Net interest margin (taxable-equivalent basis)(a)	3.23	3.44		3.58		3.65		3.88
Efficiency ratio(b)	53.2	52.4		51.5		51.8		51.5
Net charge-offs as a percent of average loans outstanding	.55	.64		.97		1.41		2.17
Average Balances
Loans	$241,692	$227,474		$215,374		$201,427		$193,022
Loans held for sale	3,148	5,723		7,847		4,873		5,616
Investment securities(c)	90,327	75,046		72,501		63,645		47,763
Earning assets	340,994	315,139		306,270		283,290		252,042
Assets	380,004	352,680		342,849		318,264		285,861
Noninterest-bearing deposits	73,455	69,020		67,241		53,856		40,162
Deposits	266,640	250,457		235,710		213,159		184,721
Short-term borrowings	30,252	27,683		28,549		30,703		33,719
Long-term debt	26,535	21,280		28,448		31,684		30,835
Total U.S. Bancorp shareholders’ equity	42,837	39,917		37,611		32,200		28,049
Period End Balances
Loans	$247,851	$235,235		$223,329		$209,835		$197,061
Investment securities	101,043	79,855		74,528		70,814		52,978
Assets	402,529	364,021		353,855		340,122		307,786
Deposits	282,733	262,123		249,183		230,885		204,252
Long-term debt	32,260	20,049		25,516		31,953		31,537
Total U.S. Bancorp shareholders’ equity	43,479	41,113		38,998		33,978		29,519
Asset Quality
Nonperforming assets	$1,808	$2,037		$2,671		$3,774		$5,048
Allowance for credit losses	4,375	4,537		4,733		5,014		5,531
Allowance for credit losses as a percentage of period-end loans	1.77%	1.93%		2.12%		2.39%		2.81%
Capital Ratios
Common equity tier 1 capital(d)	9.7%	9.4	%(e)	9.0	%(e)	8.6	%(e)	7.8	%(e)
Tier 1 capital(d)	11.3	11.2		10.8		10.8		10.5
Total risk-based capital(d)	13.6	13.2		13.1		13.3		13.3
Leverage(d)	9.3	9.6		9.2		9.1		9.1
Common equity tier 1 capital to risk-weighted assets for the Basel III transitional advanced approaches	12.4
Common equity tier 1 capital to risk-weighted assets estimated for the Basel III fully implemented standardized approach(e)(f)	9.0	8.8		8.1		8.2		7.3
Common equity tier 1 capital to risk-weighted assets estimated for the Basel III fully implemented advanced approaches(e)	11.8
Tangible common equity to tangible assets(e)	7.5	7.7		7.2		6.6		6.0
Tangible common equity to risk-weighted assets(e)	9.3	9.1		8.6		8.1		7.2

(a)	Presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.

(b)	Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding net securities gains (losses).

(c)	Excludes unrealized gains and losses on available-for-sale investment securities and any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity.

(d)	December 31, 2014, calculated under the Basel III transitional standardized approach; all other periods calculated under Basel I.

(e)	See Non-GAAP Financial Measures beginning on page 71.

(f)	December 31, 2014 and 2013, calculated using final rules for the Basel III fully implemented standardized approach; December 31, 2012, calculated using proposed rules released June 2012; December 31, 2011 and 2010, calculated using proposed rules released prior to June 2012.

U.S. BANCORP	The power of potential

Earnings Summary The Company reported net income attributable to U.S. Bancorp of $5.9 billion in 2014, or $3.08 per diluted common share, compared with $5.8 billion, or $3.00 per diluted common share, in 2013. Return on average assets and return on average common equity were 1.54 percent and 14.7 percent, respectively, in 2014, compared with 1.65 percent and 15.8 percent, respectively, in 2013. The results for 2014 included a $214 million gain recorded in the second quarter related to the sale of Visa Inc. Class B common stock (“Visa sale”) and a $124 million gain related to an equity interest in Nuveen Investments (“Nuveen gain”), offset by a $200 million settlement with the U.S. Department of Justice to resolve an investigation relating to the endorsement of mortgage loans under the Federal Housing Administration’s insurance program (“FHA DOJ settlement”), $35 million of charitable contributions and a $53 million increase in reserves related to certain legal matters.

Total net revenue, on a taxable-equivalent basis, for 2014 was $559 million (2.9 percent) higher than 2013, primarily reflecting a 1.6 percent increase in net interest income and a 4.4 percent increase in noninterest income. The increase in net interest income from the prior year was the result of an increase in average earning assets and continued growth in lower cost core deposit funding, partially offset by a decrease in the net interest margin. The noninterest income increase was primarily due to higher revenue in most fee businesses, and the 2014 Visa sale and Nuveen gain, partially offset by lower mortgage banking revenue.

Noninterest expense in 2014 was $441 million (4.3 percent) higher than 2013, primarily due to the FHA DOJ settlement, increases in reserves related to certain legal matters, charitable contributions and higher compensation expense, reflecting the impact of merit increases, acquisitions and higher staffing for risk, compliance and internal audit activities.

Acquisitions In June 2014, the Company acquired the Chicago-area branch banking operations of the Charter One Bank franchise (“Charter One”) owned by RBS Citizens Financial Group. The acquisition included Charter One’s retail branch network, small business operations and select middle market relationships. The Company acquired approximately $969 million of loans and $4.8 billion of deposits with this transaction.

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

STATEMENT OF INCOME ANALYSIS

Net Interest Income Net interest income, on a taxable-equivalent basis, was $11.0 billion in 2014, compared with $10.8 billion in 2013 and $11.0 billion in 2012. The $169 million (1.6 percent) increase in net interest income in 2014, compared with 2013, was primarily the result of growth in average earning assets and lower cost core deposit funding, partially offset by lower rates on new loans and investment securities and lower loan fees. Average earning assets were $25.9 billion (8.2 percent) higher in 2014, compared with 2013, driven by increases in loans and investment securities, partially offset by decreases in loans held for sale. The net interest margin, on a taxable-equivalent basis, in 2014 was 3.23 percent, compared with 3.44 percent in 2013 and 3.58 percent in 2012. The decrease in the net interest margin in 2014, compared with 2013, primarily reflected lower reinvestment rates on investment securities, as well as growth in the investment portfolio at lower average rates, lower loan fees due to the wind down of the short-term, small-dollar deposit advance product, Checking Account Advance (“CAA”), and strong growth in lower margin commercial loans, partially offset by lower funding costs. Refer to the “Interest Rate Risk Management” section for further information on the sensitivity of the Company’s net interest income to changes in interest rates.

Average total loans were $241.7 billion in 2014, compared with $227.5 billion in 2013. The $14.2 billion (6.3 percent) increase was driven by growth in commercial loans, residential mortgages, commercial real estate loans, credit card loans and other retail loans, partially offset by a decrease in covered loans. Average commercial loans, residential mortgages and commercial real estate loans increased $8.5 billion (12.6 percent), $3.8 billion (8.0 percent) and $2.4 billion (6.2 percent), respectively, driven by higher demand for loans from new and existing customers. Average credit card balances increased $822 million (4.9 percent) in 2014, compared with 2013, due to customer growth. The $1.2 billion (2.6 percent) increase in average other retail loans was primarily due to higher auto and installment loans, partially offset by lower student loan balances. Average covered loans decreased $2.5 billion (24.7 percent) in 2014, compared with 2013.

TABLE 2 ANALYSIS OF NET INTEREST INCOME (a)

Year Ended December 31 (Dollars in Millions)	2014	2013	2012	2014 v 2013	2013 v 2012
Components of Net Interest Income
Income on earning assets (taxable-equivalent basis)	$12,454	$12,513	$13,112	$(59)	$(599)
Expense on interest-bearing liabilities (taxable-equivalent basis)	1,457	1,685	2,143	(228)	(458)
Net interest income (taxable-equivalent basis)	$10,997	$10,828	$10,969	$169	$(141)
Net interest income, as reported	$10,775	$10,604	$10,745	$171	$(141)
Average Yields and Rates Paid
Earning assets yield (taxable-equivalent basis)	3.65%	3.97%	4.28%	(.32)%	(.31)%
Rate paid on interest-bearing liabilities (taxable-equivalent basis)	.58	.73	.95	(.15)	(.22)
Gross interest margin (taxable-equivalent basis)	3.07%	3.24%	3.33%	(.17)%	(.09)%
Net interest margin (taxable-equivalent basis)	3.23%	3.44%	3.58%	(.21)%	(.14)%
Average Balances
Investment securities(b)	$90,327	$75,046	$72,501	$15,281	$2,545
Loans	241,692	227,474	215,374	14,218	12,100
Earning assets	340,994	315,139	306,270	25,855	8,869
Interest-bearing liabilities	249,972	230,400	225,466	19,572	4,934
(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a federal tax rate of 35 percent.
(b)	Excludes unrealized gains and losses on available-for-sale investment securities and any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity.

Average investment securities in 2014 were $15.3 billion (20.4 percent) higher than 2013, due to purchases of U.S. government and agency-backed securities, net of prepayments and maturities, in preparation for final liquidity coverage ratio regulatory requirements.

Average total deposits for 2014 were $16.2 billion (6.5 percent) higher than 2013. Average noninterest-bearing deposits for 2014 were $4.4 billion (6.4 percent) higher than the prior year, reflecting growth in Consumer and Small Business Banking, Wholesale Banking and Commercial Real Estate, and Wealth Management and Securities Services, as well as the impact of the Charter One acquisition. Average total savings deposits for 2014 were $15.2 billion (11.2 percent) higher than 2013, reflecting growth in Consumer and Small Business Banking, Wholesale Banking and Commercial Real Estate and corporate trust balances, as well as the impact of the Charter One acquisition. Average time deposits less than $100,000 for 2014 were $1.7 billion (13.7 percent) lower than 2013 due to maturities. Average time deposits greater than $100,000 for 2014 were $1.7 billion (5.3 percent) lower than the prior year, primarily due to declines in Consumer and Small Business Banking balances. Time deposits greater than $100,000 are managed as an alternative to other funding sources, such as wholesale borrowing, based largely on relative pricing and liquidity characteristics.

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

        Average total loans increased $12.1 billion (5.6 percent) in 2013, compared with 2012, driven by growth in residential mortgages, commercial loans, commercial real estate loans and credit card loans, partially offset by decreases in other retail loans and covered loans. Average residential mortgages increased $7.7 billion (19.1 percent), reflecting origination and refinancing activity due to the low interest rate environment during the period. Average commercial and commercial real estate loans increased $6.4 billion (10.6 percent) and $1.7 billion (4.7 percent), respectively, driven by higher demand for loans from new and existing customers.

U.S. BANCORP	The power of potential

TABLE 3 NET INTEREST INCOME — CHANGES DUE TO RATE AND VOLUME (a)

	2014 v 2013			2013 v 2012
Year Ended December 31 (Dollars in Millions)	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Increase (decrease) in

Interest Income
Investment securities	$359	$(135)	$224	$68	$(240)	$(172)
Loans held for sale	(92)	17	(75)	(76)	(3)	(79)
Loans
Commercial	272	(212)	60	229	(229)	–
Commercial real estate	98	(112)	(14)	78	(127)	(49)
Residential mortgages	157	(115)	42	348	(216)	132
Credit card	83	43	126	16	(18)	(2)
Other retail	60	(237)	(177)	(42)	(128)	(170)
Total loans, excluding covered loans	670	(633)	37	629	(718)	(89)
Covered loans	(159)	(32)	(191)	(196)	13	(183)
Total loans	511	(665)	(154)	433	(705)	(272)
Other earning assets	(27)	(27)	(54)	(87)	11	(76)
Total earning assets	751	(810)	(59)	338	(937)	(599)

Interest Expense
Interest-bearing deposits
Interest checking	3	(4)	(1)	3	(13)	(10)
Money market savings	12	29	41	11	3	14
Savings accounts	3	(6)	(3)	5	(22)	(17)
Time deposits less than $100,000	(25)	(40)	(65)	(29)	(33)	(62)
Time deposits greater than $100,000	(11)	(57)	(68)	3	(58)	(55)
Total interest-bearing deposits	(18)	(78)	(96)	(7)	(123)	(130)
Short-term borrowings	33	(123)	(90)	(14)	(76)	(90)
Long-term debt	189	(231)	(42)	(253)	15	(238)
Total interest-bearing liabilities	204	(432)	(228)	(274)	(184)	(458)
Increase (decrease) in net interest income	$547	$(378)	$169	$612	$(753)	$(141)
(a)	This table shows the components of the change in net interest income by volume and rate on a taxable-equivalent basis utilizing a tax rate of 35 percent. This table does not take into account the level of noninterest-bearing funding, nor does it fully reflect changes in the mix of assets and liabilities. The change in interest not solely due to changes in volume or rates has been allocated on a pro-rata basis to volume and yield/rate.

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

Average total deposits for 2013 were $14.7 billion (6.3 percent) higher than 2012. Average noninterest-bearing deposits in 2013 were $1.8 billion (2.6 percent) higher than 2012 due to growth in Consumer and Small Business Banking balances. Average total savings deposits were

$14.3 billion (11.7 percent) higher in 2013, compared with 2012, the result of growth in Consumer and Small Business Banking, Wholesale and Commercial Real Estate, and corporate trust balances. Average time certificates of deposit less than $100,000 were lower in 2013 by $1.7 billion (11.8 percent), compared with 2012, due to maturities. Average time deposits greater than $100,000 were $356 million (1.1 percent) higher in 2013, compared with 2012.

Provision for Credit Losses The provision for credit losses reflects changes in the size and credit quality of the entire portfolio of loans. The Company maintains an allowance for credit losses considered appropriate by management for probable and estimable incurred losses, based on factors discussed in the “Analysis and Determination of Allowance for Credit Losses” section.

In 2014, the provision for credit losses was $1.2 billion, compared with $1.3 billion and $1.9 billion in 2013 and 2012, respectively. The provision for credit losses was lower than net charge-offs by $105 million in 2014, $125 million in 2013 and $215 million in 2012. The $111 million (8.3 percent) decrease in the provision for credit losses in 2014, compared with 2013, reflected improving credit trends in residential mortgages and home equity and second mortgages as economic conditions continued to slowly improve, partially offset by portfolio growth and higher commercial loan net charge-offs and lower commercial real estate loan recoveries in 2014. Accruing loans ninety days or more past due decreased by $244 million (20.5 percent) from December 31, 2013 to December 31, 2014, primarily reflecting improvement in the residential mortgages portfolio. Nonperforming assets decreased $229 million (11.2 percent) from December 31, 2013 to December 31, 2014, primarily driven by reductions in the commercial, commercial mortgage and construction and development portfolios, as well as by improvement in credit card loans. Net charge-offs decreased $131 million (8.9 percent) from 2013 due to the improvement in the residential mortgages and home equity and second mortgages portfolios, as economic conditions continued to slowly improve, partially offset by higher commercial loan net charge-offs and lower commercial real estate loan recoveries in 2014.

The $542 million (28.8 percent) decrease in the provision for credit losses in 2013, compared with 2012, reflected improving credit trends and the underlying risk profile of the loan portfolio as economic conditions slowly improved during 2013, partially offset by portfolio growth. Accruing loans ninety days or more past due decreased by $134 million (10.1 percent) from December 31, 2012 to December 31, 2013, primarily reflecting a decrease in covered loans, partially offset by an increase in restructured residential mortgages in trial period arrangements during 2013. Nonperforming assets decreased $634 million (23.7 percent) from December 31, 2012 to December 31, 2013, led by reductions in commercial mortgages and construction and development loans, as the Company continued to resolve and reduce exposure to these problem assets, and covered assets. Net charge-offs decreased $632 million (30.1 percent) in 2013, compared with 2012, due to the improvement in the commercial, commercial real estate, residential mortgages and home equity and second mortgages portfolios, as economic conditions slowly improved during 2013.

Refer to “Corporate Risk Profile” for further information on the provision for credit losses, net charge-offs, nonperforming assets and other factors considered by the Company in assessing the credit quality of the loan portfolio and establishing the allowance for credit losses.

Noninterest Income Noninterest income in 2014 was $9.2 billion, compared with $8.8 billion in 2013 and $9.3 billion in 2012. The $390 million (4.4 percent) increase in 2014 from 2013 was principally due to increases in a majority of fee revenue categories and other income, partially offset by a reduction in mortgage banking revenue. Trust and investment management fees increased 9.9 percent in 2014, compared with 2013, reflecting account growth, improved market conditions and business expansion. Merchant processing services revenue was higher 3.6 percent as a result of an increase in fee-based product revenue and higher volumes, partially offset by lower rates. Credit and debit card revenue and corporate payment products revenue increased 5.8 percent and 2.5 percent, respectively, primarily due to higher transaction volumes. Deposit service charges were higher 3.4 percent due to account growth, the Charter One acquisition and pricing changes. Investment products fee revenue increased 7.3 percent primarily due to higher transaction volumes. Other income increased 82.8 percent in 2014, compared with 2013, reflecting higher equity investment income, including the Visa sale and Nuveen gain, and higher retail leasing revenue. The decrease in mortgage banking revenue in 2014 of 25.6 percent, compared with 2013, was primarily due to lower origination and sales revenue, partially offset by favorable changes in the valuation of mortgage servicing rights (“MSRs”), net of hedging activities.

U.S. BANCORP	The power of potential

TABLE 4 NONINTEREST INCOME

Year Ended December 31 (Dollars in Millions)	2014	2013	2012	2014 v 2013	2013 v 2012
Credit and debit card revenue	$1,021	$965	$892	5.8%	8.2%
Corporate payment products revenue	724	706	744	2.5	(5.1)
Merchant processing services	1,511	1,458	1,395	3.6	4.5
ATM processing services	321	327	346	(1.8)	(5.5)
Trust and investment management fees	1,252	1,139	1,055	9.9	8.0
Deposit service charges	693	670	653	3.4	2.6
Treasury management fees	545	538	541	1.3	(.6)
Commercial products revenue	854	859	878	(.6)	(2.2)
Mortgage banking revenue	1,009	1,356	1,937	(25.6)	(30.0)
Investment products fees	191	178	150	7.3	18.7
Securities gains (losses), net	3	9	(15)	(66.7)	*
Other	1,040	569	743	82.8	(23.4)
Total noninterest income	$9,164	$8,774	$9,319	4.4%	(5.8)%
*	Not meaningful.

The $545 million (5.8 percent) decrease in 2013 noninterest income from 2012 was principally due to lower mortgage banking revenue of 30.0 percent, due to lower origination and sales revenue, partially offset by higher loan servicing income and favorable changes in the valuation of MSRs, net of hedging activities. Growth in several fee categories in 2013, compared with 2012, partially offset the decline in mortgage banking revenue. Credit and debit card revenue increased 8.2 percent due to higher transaction volumes, including the impact of business expansion. Merchant processing services revenue grew 4.5 percent as a result of higher volumes and an increase in fee-based product revenue. Trust and investment management fees increased 8.0 percent, reflecting improved market conditions and business expansion, while investment products fees and commissions increased 18.7 percent due to higher sales volumes and fees. In addition, net securities gains (losses) were favorable in 2013, compared with 2012, as the Company recognized impairment on certain money center bank securities during 2012 following rating agency downgrades. Offsetting these positive variances was a 5.1 percent decrease in corporate payment products revenue due to lower government–related transactions, a 2.2 percent decrease in commercial products revenue due to lower standby letters of credit fees and loan syndication fees, and a 5.5 percent decrease in ATM processing services revenue due to lower volumes. In addition, other income decreased 23.4 percent in 2013, compared with 2012, primarily due to a 2012 gain on the sale of a credit card portfolio and lower retail lease and equity investment revenue.

Noninterest Expense Noninterest expense in 2014 was $10.7 billion, compared with $10.3 billion in 2013 and $10.5 billion in 2012. The Company’s efficiency ratio was

53.2 percent in 2014, compared with 52.4 percent in 2013 and 51.5 percent in 2012. The $441 million (4.3 percent) increase in noninterest expense in 2014 over 2013 was the result of increases in most noninterest expense categories. Compensation expense increased 3.5 percent, reflecting the impact of merit increases, acquisitions and higher staffing for risk, compliance and internal audit activities (partially offset by lower employee benefits expense of 8.7 percent, driven by lower pension costs). Net occupancy and equipment expense was 4.0 percent higher due to business initiatives and higher maintenance costs, and professional services expense increased 8.7 percent due mainly to mortgage servicing-related and other project costs. Marketing and business development expense increased 7.0 percent primarily due to higher charitable contributions, technology and communications expense increased 1.8 percent as result of business initiatives across most business lines, and postage printing and supplies expense increased 5.8 percent due to higher postage expense and demand for credit and prepaid cards. In addition, other expense increased 16.7 percent in 2014 over 2013, reflecting the 2014 FHA DOJ settlement, accruals related to certain legal matters, Charter One merger integration costs and mortgage servicing-related expenses, partially offset by lower tax-advantaged project costs in 2014 as a result of the first quarter of 2014 adoption of new accounting guidance for certain affordable housing tax credit investments. The legal accruals related to several matters, some of which have been settled, including a regulatory matter recently resolved with the Commodity Futures Trading Commission. Resolution of the remaining matters is not expected to be material to the Company.

TABLE 5 NONINTEREST EXPENSE

Year Ended December 31 (Dollars in Millions)	2014	2013	2012	2014 v 2013	2013 v 2012
Compensation	$4,523	$4,371	$4,320	3.5%	1.2%
Employee benefits	1,041	1,140	945	(8.7)	20.6
Net occupancy and equipment	987	949	917	4.0	3.5
Professional services	414	381	530	8.7	(28.1)
Marketing and business development	382	357	388	7.0	(8.0)
Technology and communications	863	848	821	1.8	3.3
Postage, printing and supplies	328	310	304	5.8	2.0
Other intangibles	199	223	274	(10.8)	(18.6)
Other	1,978	1,695	1,957	16.7	(13.4)
Total noninterest expense	$10,715	$10,274	$10,456	4.3%	(1.7)%
Efficiency ratio(a)	53.2%	52.4%	51.5%
(a)	Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding net securities gains (losses).

The $182 million (1.7 percent) decrease in noninterest expense in 2013 from 2012 was primarily due to reductions in professional services and other expenses. Professional services expense decreased 28.1 percent due to a reduction in mortgage servicing review-related costs. Other expense decreased 13.4 percent, reflecting the impact of a 2012 expense accrual for a mortgage foreclosure-related regulatory settlement, the impact of a 2012 accrual for the Company’s portion of an indemnification obligation associated with Visa Inc., and lower insurance-related costs and costs related to other real estate owned and FDIC insurance expense, partially offset by higher tax-advantaged project costs, including changes in the accounting presentation of certain investments in tax-advantaged projects during 2013. In addition, other intangibles expense decreased 18.6 percent due to the reduction or completion of the amortization of certain intangibles. These decreases were partially offset by increases in other expense categories. Compensation expense increased 1.2 percent in 2013 over 2012, primarily as a result of growth in staffing for business initiatives and business expansion, and merit increases, partially offset by lower incentive and commission expense, reflecting a decrease in mortgage banking activity during 2013. Employee benefits expense increased 20.6 percent principally due to higher pension costs and staffing levels. In addition, net occupancy and equipment expense was 3.5 percent higher due to business initiatives and higher rent and maintenance costs, while technology and communications expense was 3.3 percent higher due to business expansion and technology projects

Pension Plans Because of the long-term nature of pension plans, the related accounting is complex and can be impacted by several factors, including investment funding policies, accounting methods and actuarial assumptions.

The Company’s pension accounting reflects the long- term nature of the benefit obligations and the investment horizon of plan assets. Amounts recorded in the financial statements reflect actuarial assumptions about participant benefits and plan asset returns. Changes in actuarial assumptions and differences in actual plan experience, compared with actuarial assumptions, are deferred and recognized in expense in future periods. Differences related to participant benefits are recognized in expense over the future service period of the employees. Differences related to the expected return on plan assets are included in expense over a period of approximately twelve years.

The Company expects pension expense to increase approximately $100 million in 2015, primarily driven by a lower discount rate and assumption changes related to plan participant life expectancy. Because of the complexity of forecasting pension plan activities, the accounting methods utilized for pension plans, the Company’s ability to respond to factors affecting the plans and the hypothetical nature of actuarial assumptions, the actual pension expense increase may differ from the expected amount.

Refer to Note 17 of the Notes to the Consolidated Financial Statements for further information on the Company’s pension plan funding practices, investment policies and asset allocation strategies, and accounting policies for pension plans.

The following table shows an analysis of hypothetical changes in the discount rate and long-term rate of return (“LTROR”):

Discount Rate (Dollars in Millions)	Down 100 Basis Points	Up 100 Basis Points
Incremental benefit (expense)	$(126)	$102
Percent of 2014 net income	(1.32)%	1.07%
LTROR (Dollars in Millions)	Down 100 Basis Points	Up 100 Basis Points
Incremental benefit (expense)	$(31)	$31
Percent of 2014 net income	(.33)%	.33%

U.S. BANCORP	The power of potential

Income Tax Expense The provision for income taxes was $2.1 billion (an effective rate of 26.1 percent) in 2014, compared with $2.0 billion (an effective rate of 26.2 percent) in 2013 and $2.2 billion (an effective rate of 28.9 percent) in 2012.

For further information on income taxes, refer to Note 19 of the Notes to Consolidated Financial Statements.

BALANCE SHEET ANALYSIS

Average earning assets were $341.0 billion in 2014, compared with $315.1 billion in 2013. The increase in average earning assets of $25.9 billion (8.2 percent) was primarily due to increases in investment securities of $15.3 billion (20.4 percent) and loans of $14.2 billion (6.3 percent), partially offset by a decrease in loans held for sale of $2.6 billion (45.0 percent).

For average balance information, refer to Consolidated Daily Average Balance Sheet and Related Yields and Rates on pages 152 and 153.

Loans The Company’s loan portfolio was $247.9 billion at December 31, 2014, compared with $235.2 billion at December 31, 2013, an increase of $12.6 billion (5.4 percent). The increase was driven by increases in commercial loans of $10.3 billion (14.8 percent), commercial real estate loans of $2.9 billion (7.3 percent), other retail loans of $1.6 billion (3.3 percent), credit card loans of $494 million (2.7 percent) and residential mortgages of $463 million (.9 percent), partially offset by a decrease in covered loans of $3.2 billion (37.6 percent). Table 6 provides a summary of the loan distribution by product type, while Table 12 provides a summary of the selected loan maturity distribution by loan category. Average total loans increased $14.2 billion (6.3 percent) in 2014, compared with 2013. The increase was due to growth in most loan portfolio classes in 2014.

Commercial Commercial loans, including lease financing, increased $10.3 billion (14.8 percent) at December 31, 2014, compared with December 31, 2013. Average commercial loans increased $8.5 billion (12.6 percent) in 2014, compared with 2013. The growth was primarily driven by higher demand from new and existing customers. Table 7 provides a summary of commercial loans by industry and geographical locations.

Commercial Real Estate The Company’s portfolio of commercial real estate loans, which includes commercial mortgages and construction and development loans, increased $2.9 billion (7.3 percent) at December 31, 2014, compared with December 31, 2013, reflecting higher demand from new and existing customers and the reclassification of certain covered loans to commercial real estate loans, due to the expiration of the loss sharing coverage provided by the FDIC at December 31, 2014 on these balances. Average commercial real estate loans increased $2.4 billion (6.2 percent) in 2014, compared with 2013. Table 8 provides a summary of commercial real estate loans by property type and geographical location. The collateral for $726 million of commercial real estate loans included in covered loans at December 31, 2013 was in California.

The Company reclassifies construction loans to the commercial mortgage category if permanent financing is provided by the Company. In 2014, approximately $344 million of construction loans were reclassified to the commercial mortgage category. At December 31, 2014 and 2013, $155 million and $282 million, respectively, of tax-exempt industrial development loans were secured by real estate. The Company’s commercial mortgage and construction and development loans had unfunded commitments of $10.7 billion and $10.2 billion at December 31, 2014 and 2013, respectively.

The Company also finances the operations of real estate developers and other entities with operations related to real estate. These loans are not secured directly by real estate but are subject to terms and conditions similar to commercial loans. These loans were included in the commercial loan category and totaled $4.6 billion and $3.4 billion at December 31, 2014 and 2013, respectively.

TABLE 6 LOAN PORTFOLIO DISTRIBUTION

	2014		2013		2012		2011		2010
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Commercial
Commercial	$74,996	30.2%	$64,762	27.5%	$60,742	27.2%	$50,734	24.2%	$42,272	21.5%
Lease financing	5,381	2.2	5,271	2.3	5,481	2.5	5,914	2.8	6,126	3.1
Total commercial	80,377	32.4	70,033	29.8	66,223	29.7	56,648	27.0	48,398	24.6
Commercial Real Estate
Commercial mortgages	33,360	13.5	32,183	13.7	31,005	13.9	29,664	14.1	27,254	13.8
Construction and development	9,435	3.8	7,702	3.3	5,948	2.6	6,187	3.0	7,441	3.8
Total commercial real estate	42,795	17.3	39,885	17.0	36,953	16.5	35,851	17.1	34,695	17.6
Residential Mortgages
Residential mortgages	38,598	15.6	37,545	15.9	32,648	14.6	28,669	13.7	24,315	12.3
Home equity loans, first liens	13,021	5.2	13,611	5.8	11,370	5.1	8,413	4.0	6,417	3.3
Total residential mortgages	51,619	20.8	51,156	21.7	44,018	19.7	37,082	17.7	30,732	15.6
Credit Card	18,515	7.5	18,021	7.7	17,115	7.7	17,360	8.3	16,803	8.5
Other Retail
Retail leasing	5,871	2.4	5,929	2.5	5,419	2.4	5,118	2.4	4,569	2.3
Home equity and second mortgages	15,916	6.4	15,442	6.6	16,726	7.5	18,131	8.6	18,940	9.6
Revolving credit	3,309	1.3	3,276	1.4	3,332	1.5	3,344	1.6	3,472	1.8
Installment	6,242	2.5	5,709	2.4	5,463	2.4	5,348	2.6	5,459	2.8
Automobile	14,822	6.0	13,743	5.8	12,593	5.6	11,508	5.5	10,897	5.5
Student	3,104	1.3	3,579	1.5	4,179	1.9	4,658	2.2	5,054	2.5
Total other retail	49,264	19.9	47,678	20.2	47,712	21.3	48,107	22.9	48,391	24.5
Total loans, excluding covered loans	242,570	97.9	226,773	96.4	212,021	94.9	195,048	93.0	179,019	90.8
Covered Loans	5,281	2.1	8,462	3.6	11,308	5.1	14,787	7.0	18,042	9.2
Total loans	$247,851	100.0%	$235,235	100.0%	$223,329	100.0%	$209,835	100.0%	$197,061	100.0%

U.S. BANCORP	The power of potential

TABLE 7 COMMERCIAL LOANS BY INDUSTRY GROUP AND GEOGRAPHY

	2014		2013
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
Industry Group
Manufacturing	$12,261	15.3%	$10,738	15.3%
Finance and insurance	7,799	9.7	5,864	8.4
Real estate, rental and leasing	7,779	9.7	6,788	9.7
Wholesale trade	7,350	9.1	6,346	9.1
Retail trade	6,428	8.0	5,401	7.7
Healthcare and social assistance	5,280	6.6	5,048	7.2
Public administration	4,033	5.0	3,934	5.6
Professional, scientific and technical services	3,121	3.9	2,747	3.9
Transport and storage	2,941	3.7	2,322	3.3
Information	2,702	3.4	2,443	3.5
Mining	2,604	3.2	2,094	3.0
Arts, entertainment and recreation	2,493	3.1	2,214	3.2
Educational services	2,286	2.8	2,222	3.2
Agriculture, forestry, fishing and hunting	1,642	2.0	1,508	2.1
Other services	1,449	1.8	1,507	2.1
Utilities	1,404	1.7	1,374	2.0
Other	8,805	11.0	7,483	10.7
Total	$80,377	100.0%	$70,033	100.0%
Geography
California	$9,961	12.4%	$8,748	12.5%
Colorado	3,528	4.4	2,970	4.2
Illinois	4,108	5.1	3,539	5.1
Minnesota	6,316	7.9	5,086	7.3
Missouri	2,832	3.5	2,893	4.1
Ohio	3,534	4.4	3,385	4.8
Oregon	2,130	2.6	1,941	2.8
Washington	3,237	4.0	2,823	4.0
Wisconsin	3,090	3.8	2,768	4.0
Iowa, Kansas, Nebraska, North Dakota, South Dakota	4,400	5.5	4,091	5.8
Arkansas, Indiana, Kentucky, Tennessee	4,949	6.2	4,024	5.8
Idaho, Montana, Wyoming	1,475	1.8	1,148	1.6
Arizona, Nevada, New Mexico, Utah	2,951	3.7	2,917	4.2
Total banking region	52,511	65.3	46,333	66.2
Florida, Michigan, New York, Pennsylvania, Texas	14,036	17.5	11,762	16.8
All other states	13,830	17.2	11,938	17.0
Total outside Company’s banking region	27,866	34.7	23,700	33.8
Total	$80,377	100.0%	$70,033	100.0%

Residential Mortgages Residential mortgages held in the loan portfolio at December 31, 2014, increased $463 million (.9 percent) over December 31, 2013. Average residential mortgages increased $3.8 billion (8.0 percent) in 2014, compared with 2013. The increase in average balances reflected growth in the portfolio during 2013 from origination and refinancing activity due to the low interest rate environment during the period. Residential mortgages originated and placed in the Company’s loan portfolio are primarily well-secured jumbo mortgages and branch-originated first lien home equity loans to borrowers with high credit quality. The Company generally retains portfolio loans through maturity; however, the Company’s intent may change over time based upon various factors such as ongoing asset/liability management activities, assessment of product profitability, credit risk, liquidity needs, and capital implications. If the Company’s intent or ability to hold an existing portfolio loan changes, it is transferred to loans held for sale.

Credit Card Total credit card loans increased $494 million (2.7 percent) at December 31, 2014, compared with December 31, 2013. Average credit card balances increased

TABLE 8 COMMERCIAL REAL ESTATE LOANS BY PROPERTY TYPE AND GEOGRAPHY

	2014		2013
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
Property Type
Business owner occupied	$11,535	26.9%	$11,223	28.1%
Commercial property
Industrial	1,582	3.7	1,567	3.9
Office	5,680	13.3	5,173	13.0
Retail	4,896	11.4	4,503	11.3
Other commercial	4,670	10.9	4,253	10.7
Multi-family	8,548	20.0	7,886	19.8
Hotel/motel	3,624	8.5	3,251	8.1
Residential homebuilders	1,996	4.7	1,728	4.3
Health care facilities	264	.6	301	.8
Total	$42,795	100.0%	$39,885	100.0%
Geography
California	$10,545	24.6%	$9,148	22.9%
Colorado	1,955	4.6	1,781	4.5
Illinois	2,153	5.0	1,586	4.0
Minnesota	2,031	4.7	2,052	5.2
Missouri	1,453	3.4	1,573	3.9
Ohio	1,391	3.3	1,491	3.7
Oregon	2,012	4.7	1,999	5.0
Washington	3,501	8.2	3,548	8.9
Wisconsin	2,293	5.4	2,410	6.0
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,202	5.1	2,237	5.6
Arkansas, Indiana, Kentucky, Tennessee	1,764	4.1	1,718	4.3
Idaho, Montana, Wyoming	1,319	3.1	1,265	3.2
Arizona, Nevada, New Mexico, Utah	3,383	7.9	3,214	8.1
Total banking region	36,002	84.1	34,022	85.3
Florida, Michigan, New York, Pennsylvania, Texas	3,656	8.6	3,178	8.0
All other states	3,137	7.3	2,685	6.7
Total outside Company’s banking region	6,793	15.9	5,863	14.7
Total	$42,795	100.0%	$39,885	100.0%

$822 million (4.9 percent) in 2014, compared with 2013. The increases reflected new and existing customer growth during the period.

Other Retail Total other retail loans, which include retail leasing, home equity and second mortgages and other retail loans, increased $1.6 billion (3.3 percent) at December 31,

2014, compared with December 31, 2013. Average other retail loans increased $1.2 billion (2.6 percent) in 2014, compared with 2013. The increases were primarily due to higher auto and installment loans, and the Charter One acquisition, partially offset by lower student loan balances.

U.S. BANCORP	The power of potential

TABLE 9 RESIDENTIAL MORTGAGES BY GEOGRAPHY

	2014		2013
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
California	$9,943	19.3%	$8,754	17.1%
Colorado	2,969	5.7	3,012	5.9
Illinois	3,085	6.0	3,151	6.2
Minnesota	4,002	7.7	4,029	7.9
Missouri	2,090	4.0	2,224	4.3
Ohio	2,350	4.6	2,511	4.9
Oregon	2,071	4.0	2,104	4.1
Washington	2,874	5.6	2,868	5.6
Wisconsin	1,582	3.1	1,606	3.1
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,225	4.3	2,298	4.5
Arkansas, Indiana, Kentucky, Tennessee	3,353	6.5	3,510	6.9
Idaho, Montana, Wyoming	1,198	2.3	1,160	2.3
Arizona, Nevada, New Mexico, Utah	3,518	6.8	3,344	6.5
Total banking region	41,260	79.9	40,571	79.3
Florida, Michigan, New York, Pennsylvania, Texas	4,446	8.6	4,586	9.0
All other states	5,913	11.5	5,999	11.7
Total outside Company’s banking region	10,359	20.1	10,585	20.7
Total	$51,619	100.0%	$51,156	100.0%

TABLE 10 CREDIT CARD LOANS BY GEOGRAPHY

	2014		2013
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
California	$1,919	10.3%	$1,856	10.3%
Colorado	699	3.8	688	3.8
Illinois	922	5.0	830	4.6
Minnesota	1,219	6.6	1,226	6.8
Missouri	661	3.6	647	3.6
Ohio	1,109	6.0	1,097	6.1
Oregon	626	3.4	613	3.4
Washington	809	4.4	801	4.4
Wisconsin	959	5.2	1,015	5.6
Iowa, Kansas, Nebraska, North Dakota, South Dakota	897	4.8	892	5.0
Arkansas, Indiana, Kentucky, Tennessee	1,435	7.7	1,408	7.8
Idaho, Montana, Wyoming	363	1.9	360	2.0
Arizona, Nevada, New Mexico, Utah	884	4.8	840	4.7
Total banking region	12,502	67.5	12,273	68.1
Florida, Michigan, New York, Pennsylvania, Texas	3,153	17.0	3,070	17.0
All other states	2,860	15.5	2,678	14.9
Total outside Company’s banking region	6,013	32.5	5,748	31.9
Total	$18,515	100.0%	$18,021	100.0%

TABLE 11 OTHER RETAIL LOANS BY GEOGRAPHY

	2014		2013
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
California	$6,640	13.5%	$5,785	12.1%
Colorado	1,931	3.9	1,921	4.0
Illinois	2,808	5.7	2,295	4.8
Minnesota	3,666	7.4	3,815	8.0
Missouri	2,142	4.4	2,160	4.5
Ohio	2,626	5.3	2,638	5.5
Oregon	1,604	3.3	1,627	3.4
Washington	1,731	3.5	1,793	3.8
Wisconsin	1,729	3.5	1,785	3.8
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,329	4.7	2,378	5.0
Arkansas, Indiana, Kentucky, Tennessee	2,819	5.7	2,824	5.9
Idaho, Montana, Wyoming	975	2.0	986	2.1
Arizona, Nevada, New Mexico, Utah	2,362	4.8	2,165	4.6
Total banking region	33,362	67.7	32,172	67.5
Florida, Michigan, New York, Pennsylvania, Texas	8,328	16.9	7,681	16.1
All other states	7,574	15.4	7,825	16.4
Total outside Company’s banking region	15,902	32.3	15,506	32.5
Total	$49,264	100.0%	$47,678	100.0%

Of the total residential mortgages, credit card and other retail loans outstanding at December 31, 2014, approximately 73.0 percent were to customers located in the Company’s primary banking region compared with 72.8 percent at December 31, 2013. Tables 9, 10 and 11 provide a geographic summary of residential mortgages, credit card loans and other retail loans outstanding, respectively, as of December 31, 2014 and 2013. The collateral for $3.5 billion of residential mortgages and other retail loans included in covered loans at December 31, 2014 was in California, compared with $3.9 billion at December 31, 2013.

Loans Held for Sale Loans held for sale, consisting primarily of residential mortgages to be sold in the secondary market, were $4.8 billion at December 31, 2014, compared with $3.3 billion at December 31, 2013. The increase in loans held for sale was principally due to a higher level of mortgage loan closings during the fourth quarter of 2014, compared with the fourth quarter of 2013.

Almost all of the residential mortgage loans the Company originates or purchases for sale follow guidelines that allow the loans to be sold into existing, highly liquid secondary markets; in particular in government agency transactions and to government sponsored enterprises (“GSEs”).

TABLE 12 SELECTED LOAN MATURITY DISTRIBUTION

At December 31, 2014 (Dollars in Millions)	One Year or Less	Over One Through Five Years	Over Five Years	Total
Commercial	$25,810	$51,366	$3,201	$80,377
Commercial real estate	9,794	26,135	6,866	42,795
Residential mortgages	2,562	7,838	41,219	51,619
Credit card	18,515	–	–	18,515
Other retail	9,118	26,933	13,213	49,264
Covered loans	559	1,028	3,694	5,281

Total loans	$66,358	$113,300	$68,193	$247,851
Total of loans due after one year with
Predetermined interest rates				$79,785
Floating interest rates				$101,708

U.S. BANCORP	The power of potential

Investment Securities The Company uses its investment securities portfolio to manage enterprise interest rate risk, provide liquidity (including the ability to meet regulatory requirements), generate interest and dividend income, and as collateral for public deposits and wholesale funding sources. While the Company intends to hold its investment securities indefinitely, it may sell available-for-sale securities in response to structural changes in the balance sheet and related interest rate risk and to meet liquidity requirements, among other factors.

Investment securities totaled $101.0 billion at December 31, 2014, compared with $79.9 billion at December 31, 2013. The $21.2 billion (26.5 percent) increase reflected $20.2 billion of net investment purchases in preparation for final liquidity coverage ratio regulatory requirements, and a $762 million favorable change in net unrealized gains (losses) on available-for-sale investment securities.

Average investment securities were $90.3 billion in 2014, compared with $75.0 billion in 2013. The weighted-average yield of the available-for-sale portfolio was 2.32 percent at December 31, 2014, compared with 2.64 percent at December 31, 2013. The average maturity of the available-for-sale portfolio was 4.3 years at December 31, 2014, compared with 6.0 years at December 31, 2013. The weighted-average yield of the held-to-maturity portfolio was 1.92 percent at December 31, 2014, compared with 2.00 percent at December 31, 2013. The average maturity of the held-to-maturity portfolio was 4.0 years at December 31, 2014, compared with 4.5 years at December 31, 2013. Investment securities by type are shown in Table 13.

The Company’s available-for-sale securities are carried at fair value with changes in fair value reflected in other comprehensive income (loss) unless a security is deemed to be other-than-temporarily impaired. At December 31, 2014, the Company’s net unrealized gains on available-for-sale securities were $637 million, compared with unrealized losses of $125 million at December 31, 2013. The favorable change in net unrealized gains (losses) was primarily due to increases in the fair value of agency mortgage-backed and state and political securities as a result of decreases in interest rates and changes in credit spreads. Gross unrealized losses on available-for-sale securities totaled $343 million at December 31, 2014, compared with $775 million at December 31, 2013. The Company conducts a regular assessment of its investment portfolio to determine whether any securities are other-than-temporarily impaired. When assessing unrealized losses for other-than-temporary impairment, the Company considers the nature of the investment, the financial condition of the issuer, the extent and duration of unrealized loss, expected cash flows of underlying assets and market conditions. At December 31, 2014, the Company had no plans to sell securities with unrealized losses, and believes it is more likely than not that it would not be required to sell such securities before recovery of their amortized cost.

TABLE 13	INVESTMENT SECURITIES

	Available-for-Sale				Held-to-Maturity
At December 31, 2014 (Dollars in Millions)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield(e)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield(e)
U.S. Treasury and Agencies
Maturing in one year or less	$121	$122	.1	3.27%	$80	$81	.4	1.36%
Maturing after one year through five years	1,886	1,890	3.3	1.73	1,097	1,101	3.7	1.42
Maturing after five years through ten years	514	519	7.5	2.90	1,483	1,475	7.6	2.21
Maturing after ten years	101	101	18.3	1.39	57	57	10.6	1.74
Total	$2,622	$2,632	4.6	2.02%	$2,717	$2,714	5.9	1.86%
Mortgage-Backed Securities(a)
Maturing in one year or less	$970	$973	.7	1.39%	$320	$320	.7	1.29%
Maturing after one year through five years	36,671	36,984	3.9	1.87	37,598	37,737	3.7	2.00
Maturing after five years through ten years	7,104	7,162	5.9	1.73	4,079	4,100	5.8	1.31
Maturing after ten years	695	698	11.9	1.24	208	207	11.5	1.13
Total	$45,440	$45,817	4.2	1.83%	$42,205	$42,364	3.9	1.93%
Asset-Backed Securities(a)
Maturing in one year or less	$–	$–	–	–%	$–	$1	.5	.79%
Maturing after one year through five years	269	278	3.3	1.82	7	10	2.4	.88
Maturing after five years through ten years	356	363	6.8	1.94	6	6	6.4	.83
Maturing after ten years	–	–	–	–	–	7	15.3	.90
Total	$625	$641	5.3	1.89%	$13	$24	4.3	.85%
Obligations of State and Political Subdivisions(b)(c)
Maturing in one year or less	$904	$920	.5	6.62%	$1	$1	.5	10.19%
Maturing after one year through five years	4,087	4,317	2.1	6.72	1	1	2.9	8.35
Maturing after five years through ten years	519	528	7.0	4.54	1	1	7.2	8.05
Maturing after ten years	94	103	14.4	7.37	6	6	11.2	2.51
Total	$5,604	$5,868	2.5	6.51%	$9	$9	9.0	4.37%
Other Debt Securities
Maturing in one year or less	$6	$6	.2	1.01%	$–	$–	–	–%
Maturing after one year through five years	–	–	–	–	9	9	2.2	1.44
Maturing after five years through ten years	–	–	–	–	21	20	5.8	.97
Maturing after ten years	690	614	18.5	2.47	–	–	–	–
Total	$696	$620	18.3	2.45%	$30	$29	4.8	1.11%
Other Investments	$445	$491	13.6	2.21%	$–	$–	–	–%
Total investment securities(d)	$55,432	$56,069	4.3	2.32%	$44,974	$45,140	4.0	1.92%

(a)	Information related to asset and mortgage-backed securities included above is presented based upon weighted-average maturities anticipating future prepayments.

(b)	Information related to obligations of state and political subdivisions is presented based upon yield to first optional call date if the security is purchased at a premium, yield to maturity if purchased at par or a discount.

(c)	Maturity calculations for obligations of state and political subdivisions are based on the first optional call date for securities with a fair value above par and contractual maturity for securities with a fair value equal to or below par.

(d)	The weighted-average maturity of the available-for-sale investment securities was 6.0 years at December 31, 2013, with a corresponding weighted-average yield of 2.64 percent. The weighted-average maturity of the held-to-maturity investment securities was 4.5 years at December 31, 2013, with a corresponding weighted-average yield of 2.00 percent.

(e)	Average yields are presented on a fully-taxable equivalent basis under a tax rate of 35 percent. Yields on available-for-sale and held-to-maturity investment securities are computed based on amortized cost balances, excluding any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity. Average yield and maturity calculations exclude equity securities that have no stated yield or maturity.

	2014		2013
At December 31 (Dollars in Millions)	Amortized Cost	Percent of Total	Amortized Cost	Percent of Total
U.S. Treasury and agencies	$5,339	5.3%	$4,222	5.3%
Mortgage-backed securities	87,645	87.3	68,236	85.3
Asset-backed securities	638	.6	652	.8
Obligations of state and political subdivisions	5,613	5.6	5,685	7.1
Other debt securities and investments	1,171	1.2	1,184	1.5
Total investment securities	$100,406	100.0%	$79,979	100.0%

U.S. BANCORP	The power of potential

TABLE 14	DEPOSITS

The composition of deposits was as follows:

	2014		2013		2012		2011		2010
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Noninterest-bearing deposits	$77,323	27.3%	$76,941	29.4%	$74,172	29.8%	$68,579	29.7%	$45,314	22.2%
Interest-bearing deposits
Interest checking	55,058	19.5	52,140	19.9	50,430	20.2	45,933	19.9	43,183	21.2
Money market savings	76,536	27.1	59,772	22.8	50,987	20.5	45,854	19.9	46,855	22.9
Savings accounts	35,249	12.4	32,469	12.4	30,811	12.4	28,018	12.1	24,260	11.9
Total of savings deposits	166,843	59.0	144,381	55.1	132,228	53.1	119,805	51.9	114,298	56.0
Time deposits less than $100,000	10,609	3.8	11,784	4.5	13,744	5.5	14,952	6.5	15,083	7.4
Time deposits greater than $100,000
Domestic	10,636	3.8	9,527	3.6	12,148	4.8	12,583	5.4	12,330	6.0
Foreign	17,322	6.1	19,490	7.4	16,891	6.8	14,966	6.5	17,227	8.4
Total interest-bearing deposits	205,410	72.7	185,182	70.6	175,011	70.2	162,306	70.3	158,938	77.8
Total deposits	$282,733	100.0%	$262,123	100.0%	$249,183	100.0%	$230,885	100.0%	$204,252	100.0%

The maturity of time deposits was as follows:

	Time Deposits Less Than $100,000	Time Deposits Greater Than $100,000
At December 31, 2014 (Dollars in Millions)		Domestic	Foreign	Total
Three months or less	$1,970	$3,333	$17,286	$22,589
Three months through six months	1,573	2,092	11	3,676
Six months through one year	2,413	1,724	15	4,152
2016	2,243	1,578	10	3,831
2017	991	981	–	1,972
2018	723	419	–	1,142
2019	693	503	–	1,196
Thereafter	3	6	–	9
Total	$10,609	$10,636	$17,322	$38,567

In December 2013, U.S. banking regulators approved final rules that prohibit banks from holding certain types of investments, such as investments in hedge and private equity funds. The Company does not anticipate the implementation of these final rules will require any significant liquidation of securities held or impairment charges.

Refer to Notes 5 and 22 in the Notes to Consolidated Financial Statements for further information on investment securities.

Deposits Total deposits were $282.7 billion at December 31, 2014, compared with $262.1 billion at December 31, 2013. The $20.6 billion (7.9 percent) increase in total deposits reflected organic growth in core deposits and the Charter One acquisition. Average total deposits in 2014 increased $16.2 billion (6.5 percent) over 2013 due to increases in total savings deposits and noninterest-bearing deposits, including those obtained in the Charter One acquisition, partially offset by a decrease in time deposits.

Noninterest-bearing deposits at December 31, 2014, increased $382 million (.5 percent) over December 31, 2013, primarily due to higher Wholesale Banking and Commercial Real Estate, and Consumer and Small Business Banking balances, including the Charter One acquisition. Average noninterest-bearing deposits increased $4.4 billion (6.4 percent) in 2014, compared with 2013, reflecting growth in Consumer and Small Business Banking, Wholesale Banking and Commercial Real Estate, and Wealth Management and Securities Services, as well as the impact of the Charter One acquisition.

Interest-bearing savings deposits increased $22.5 billion (15.6 percent) at December 31, 2014, compared with December 31, 2013. The increase related to higher money market, savings account and interest checking balances. Money market deposit balances increased $16.8 billion (28.0 percent) at December 31, 2014, compared with December 31, 2013, primarily due to higher corporate trust, broker-dealer, Wholesale Banking and Commercial Real Estate, and Consumer and Small Business Banking

balances, including those obtained in the Charter One acquisition. Savings account balances increased $2.8 billion (8.6 percent), primarily due to continued strong participation in a savings product offered by Consumer and Small Business Banking. Interest checking balances increased $2.9 billion (5.6 percent) primarily due to higher corporate trust and Consumer and Small Business Banking balances, including the Charter One acquisition, partially offset by lower broker-dealer balances. Average interest-bearing savings deposits in 2014 increased $15.2 billion (11.2 percent), compared with 2013, reflecting growth in Consumer and Small Business Banking, Wholesale Banking and Commercial Real Estate and corporate trust balances, as well as the impact of the Charter One acquisition.

Interest-bearing time deposits at December 31, 2014, decreased $2.2 billion (5.5 percent), compared with December 31, 2013, driven by decreases in both time deposits less than $100,000 and time deposits greater than $100,000. Time deposits less than $100,000 decreased $1.2 billion (10.0 percent) at December 31, 2014, compared with December 31, 2013. Average time deposits less than $100,000 decreased $1.7 billion (13.7 percent) in 2014, compared with 2013. The decreases were the result of lower Consumer and Small Business Banking balances primarily due to maturities. Time deposits greater than $100,000 decreased $1.0 billion (3.7 percent) at December 31, 2014, compared with December 31, 2013. Average time deposits greater than $100,000 decreased $1.7 billion (5.3 percent) in 2014, compared with 2013. The decreases were primarily due to declines in Consumer and Small Business Banking balances. Time deposits greater than $100,000 are managed as an alternative to other funding sources, such as wholesale borrowing, based largely on relative pricing and liquidity characteristics.

Borrowings The Company utilizes both short-term and long-term borrowings as part of its asset/liability management and funding strategies. Short-term borrowings, which include federal funds purchased, commercial paper, repurchase agreements, borrowings secured by high-grade assets and other short-term borrowings, were $29.9 billion at December 31, 2014, compared with $27.6 billion at December 31, 2013. The $2.3 billion (8.3 percent) increase in short-term borrowings was primarily due to higher commercial paper, federal funds purchased and other short-term borrowings balances, partially offset by lower repurchase agreement balances.

Long-term debt was $32.3 billion at December 31, 2014, compared with $20.0 billion at December 31, 2013. The $12.2 billion (60.9 percent) increase was primarily due to the issuances of $10.0 billion of bank notes, $2.3 billion of medium-term notes and $1.0 billion of subordinated notes, and a $2.8 billion increase in Federal Home Loan Bank advances, partially offset by $2.3 billion of subordinated note and $1.5 billion of medium-term note maturities.

These increases in borrowings were used to fund the Company’s loan growth and securities purchases. Refer to Notes 12 and 13 of the Notes to Consolidated Financial Statements for additional information regarding short-term borrowings and long-term debt, and the “Liquidity Risk Management” section for discussion of liquidity management of the Company.

CORPORATE RISK PROFILE

Overview Managing risks is an essential part of successfully operating a financial services company. The Company’s Board of Directors has approved a risk management framework which establishes governance and risk management requirements for all risk-taking activities. This framework includes Company and business line risk appetite statements which set boundaries for the types and amount of risk that may be undertaken in pursuing business objectives and initiatives. The Board of Directors, through its Risk Management Committee, oversees performance relative to the risk management framework, risk appetite statements, and other policy requirements.

The Executive Risk Committee (“ERC”), which is chaired by the Chief Risk Officer and includes the Chief Executive Officer and other members of the executive management team, oversees execution against the risk management framework and risk appetite statements. The ERC focuses on current and emerging risks, including strategic and reputational risks, by directing timely and comprehensive actions. Senior operating committees have also been established, each responsible for overseeing a specified category of risk.

The Company’s most prominent risk exposures are credit, interest rate, market, liquidity, operational, compliance, strategic, and reputational. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan, investment or derivative contract when it is due. Interest rate risk is the potential reduction of net interest income or market valuations as a result of changes in interest rates. Market risk arises from fluctuations in interest rates, foreign exchange rates, and security prices that may result in changes in the values of financial instruments, such as trading and available-for-sale securities, mortgage loans held for sale, MSRs and derivatives that are accounted for on a fair value basis. Liquidity risk is the possible inability to fund obligations or new business at a reasonable cost and in a timely manner.

U.S. BANCORP	The power of potential

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people, or systems, or from external events, including the risk of loss resulting from breaches in data security. Operational risk can also include failures by third parties with which the Company does business. Compliance risk is the risk of loss arising from violations of, or nonconformance with, laws, rules, regulations, prescribed practices, internal policies, and procedures, or ethical standards, potentially exposing the Company to fines, civil money penalties, payment of damages, and the voiding of contracts. Compliance risk also arises in situations where the laws or rules governing certain Company products or activities of the Company’s customers may be ambiguous or untested. Strategic risk is the risk to earnings or capital arising from adverse business decisions or improper implementation of those decisions. Reputational risk is the potential that negative publicity or press regarding the Company’s operations, business practices or products, whether true or not, will cause a decline in the customer base, costly litigation, or revenue reductions. In addition to the risks identified above, other risk factors exist that may impact the Company. Refer to “Risk Factors” beginning on page 155, for a detailed discussion of these factors.

The Company’s Board and management-level governance committees are supported by a “three lines of defense” model for establishing effective checks and balances. The first line of defense, the business lines, manages risks in conformity with established limits and policy requirements. In turn, business leaders and their risk officers establish programs to ensure conformity with these limits and policy requirements. The second line of defense, which includes the Chief Risk Officer’s organization as well as policy and oversight activities of corporate support functions, translates risk appetite and strategy into actionable risk limits and policies. The second line of defense monitors first line of defense conformity with limits and policies, and provides reporting and escalation of emerging risks and other concerns to senior management and the Risk Management Committee of the Board of Directors. The third line of defense, internal audit, is responsible for providing the Audit Committee of the Board of Directors and senior management with independent assessment and assurance regarding the effectiveness of the Company’s governance, risk management, and control processes.

Management provides various risk reports to the Risk Management Committee of the Board of Directors. The Risk Management Committee discusses with management the Company’s risk management performance, and provides a summary of key risks to the entire Board of Directors, covering the status of existing matters, areas of potential future concern, and specific information on certain types of loss events. The discussion also covers quarterly reports by management assessing the Company’s performance relative to the risk appetite statements and the associated risk limits, including:

–	Qualitative considerations, such as the macroeconomic environment, regulatory and compliance changes, litigation developments, and technology and cybersecurity;

–	Capital ratios and projections, including regulatory measures and stressed scenarios;

–	Credit measures, including adversely rated and nonperforming loans, leveraged transactions, credit concentrations and lending limits;

–	Interest rate and market risk, including market value and net income simulation, and trading-related Value at Risk;

–	Liquidity risk, including funding projections under various stressed scenarios;

–	Operational, compliance and strategic risk, including losses stemming from events such as fraud, processing errors, control breaches, breaches in data security, or adverse business decisions, as well as reporting on technology performance, and various legal and regulatory compliance measures; and

–	Reputational risk considerations, impacts and responses.

Credit Risk Management The Company’s strategy for credit risk management includes well-defined, centralized credit policies, uniform underwriting criteria, and ongoing risk monitoring and review processes for all commercial and consumer credit exposures. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit examinations and management reviews of loans exhibiting deterioration of credit quality. The Risk Management Committee oversees the Company’s credit risk management process.

In addition, credit quality ratings as defined by the Company, are an important part of the Company’s overall credit risk management and evaluation of its allowance for credit losses. Loans with a pass rating represent those loans not classified on the Company’s rating scale for problem credits, as minimal risk has been identified. Loans with a special mention or classified rating, including loans that are 90 days or more past due and still accruing, nonaccrual loans, those considered troubled debt restructurings (“TDRs”), and loans in a junior lien position that are current but are behind a modified or delinquent loan in a first lien position, encompass all loans held by the Company that it considers to have a potential or well-defined weakness that may put full collection of contractual cash flows at risk. The Company’s internal credit quality ratings for consumer loans are primarily based on delinquency and nonperforming status, except for a limited population of larger loans within those portfolios that are individually evaluated. For this limited population, the determination of the internal credit quality rating may also consider collateral value and customer cash flows. The Company obtains recent collateral value estimates for the majority of its residential mortgage and home equity and second mortgage portfolios, which allows the Company to compute estimated loan-to-value (“LTV”) ratios reflecting current market conditions. These individual refreshed LTV ratios are considered in the determination of the appropriate allowance for credit losses. However, the underwriting criteria the Company employs consider the relevant income and credit characteristics of the borrower, such that the collateral is not the primary source of repayment. The Company strives to identify potential problem loans early, record any necessary charge-offs promptly and maintain appropriate allowance levels for probable incurred loan losses. Refer to Notes 1 and 6 in the Notes to Consolidated Financial Statements for further discussion of the Company’s loan portfolios including internal credit quality ratings.

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

The consumer lending segment represents loans and leases made to consumer customers including residential mortgages, credit card loans, and other retail loans such as revolving consumer lines, auto loans and leases, student loans, and home equity loans and lines. Home equity or second mortgage loans are junior lien closed-end accounts fully disbursed at origination. These loans typically are fixed rate loans, secured by residential real estate, with a 10- or 15-year fixed payment amortization schedule. Home equity lines are revolving accounts giving the borrower the ability to draw and repay balances repeatedly, up to a maximum commitment, and are secured by residential real estate. These include accounts in either a first or junior lien position. Typical terms on home equity lines in the portfolio are variable rates benchmarked to the prime rate, with a 15-year draw period during which a minimum payment is equivalent to the monthly interest, followed by a 10-year amortization period. A 10-year draw and 20-year amortization product was introduced during 2013 to provide customers the option to repay their outstanding balances over a longer period. At December 31, 2014, substantially all of the Company’s home equity lines were in the draw period, with approximately 84 percent entering the amortization period in 2020 or later. Approximately $231 million of the outstanding home equity line balances at December 31, 2014, will enter the amortization period in 2015. Key risk characteristics relevant to consumer lending segment loans primarily relate to the borrowers’ capacity and willingness to repay and include unemployment rates and other economic factors, customer payment history and in some cases, updated LTV information on real estate based loans. These risk characteristics, among others, are reflected in forecasts of delinquency levels, bankruptcies and losses which are the primary factors in determining the allowance for credit losses for the consumer lending segment.

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

U.S. BANCORP	The power of potential

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

Economic and Other Factors In evaluating its credit risk, the Company considers changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance and macroeconomic factors, such as changes in unemployment rates, gross domestic product and consumer bankruptcy filings.

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

Although economic conditions generally have stabilized from the dramatic downturn experienced in 2008 and 2009, and employment levels and the financial markets have slowly improved, business activities across a range of industries continue to face challenges due to slow global economic growth, and continued stress in the residential mortgage market. In addition, if the recent trend in falling energy prices would continue for an extended period of time, the energy industry and the overall economies in energy-dominant regions could be negatively impacted.

Credit costs peaked for the Company in late 2009 and have trended downward thereafter. The provision for credit losses was lower than net charge-offs by $105 million in 2014, $125 million in 2013 and $215 million in 2012. The $111 million (8.3 percent) decrease in the provision for credit losses in 2014, compared with 2013, reflected improving credit trends and the underlying risk profile of the loan portfolio as economic conditions continued to slowly improve, partially offset by portfolio growth.

Credit Diversification The Company manages its credit risk, in part, through diversification of its loan portfolio and limit setting by product type criteria and concentrations. As part of its normal business activities, the Company offers a broad array of traditional commercial lending products and specialized products such as asset-based lending, commercial lease financing, agricultural credit, warehouse mortgage lending, small business lending, commercial real estate, health care and correspondent banking. The Company also offers an array of consumer lending products, including residential mortgages, credit card loans, auto loans, retail leases, home equity, revolving credit and other consumer loans. These consumer lending products are primarily offered through the branch office network, home mortgage and loan production offices and indirect distribution channels, such as auto dealers. The Company monitors and manages the portfolio diversification by industry, customer and geography. Table 6 provides information with respect to the overall product diversification and changes in the mix during 2014.

The commercial loan class is diversified among various industries with somewhat higher concentrations in manufacturing, finance and insurance, wholesale trade, and real estate, rental and leasing. Additionally, the commercial loan class is diversified across the Company’s geographical markets with 65.3 percent of total commercial loans within the Company’s Consumer and Small Business Banking region. Credit relationships outside of the Company’s Consumer and Small Business Banking region relate to the corporate banking, mortgage banking, auto dealer and leasing businesses, focusing on large national customers and specifically targeted industries. Loans to mortgage banking customers are primarily warehouse lines which are collateralized with the underlying mortgages. The Company regularly monitors its mortgage collateral position to manage its risk exposure. Table 7 provides a summary of significant industry groups and geographical locations of commercial loans outstanding at December 31, 2014 and 2013. At December 31, 2014, approximately $3.1 billion of the commercial loans outstanding were to customers in energy-related businesses. The recent decline in energy prices has resulted in deterioration to some of these loans; however, its impact is not material to the Company.

The commercial real estate loan class reflects the Company’s focus on serving business owners within its geographic footprint as well as regional and national investment-based real estate owners and builders. Within the commercial real estate loan class, different property types have varying degrees of credit risk. Table 8 provides a summary of the significant property types and geographical locations of commercial real estate loans outstanding at December 31, 2014 and 2013. At December 31, 2014, approximately 26.9 percent of the commercial real estate loans represented business owner-occupied properties that tend to exhibit less credit risk than non owner-occupied properties. The investment-based real estate mortgages are diversified among various property types with somewhat higher concentrations in multi-family, office and retail properties. From a geographical perspective, the Company’s commercial real estate loan class is generally well diversified. However, at December 31, 2014, 24.6 percent of the Company’s commercial real estate loans were secured by collateral in California, which has historically experienced higher delinquency levels and credit quality deterioration in recessionary periods due to excess home inventory levels and declining valuations. Included in commercial real estate at year-end 2014 was approximately $630 million in loans related to land held for development and $700 million of loans related to residential and commercial acquisition and development properties. These loans are subject to quarterly monitoring for changes in local market conditions due to a higher credit risk profile. The commercial real estate loan class is diversified across the Company’s geographical markets with 84.1 percent of total commercial real estate loans outstanding at December 31, 2014, within the Company’s Consumer and Small Business Banking region.

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

The following tables provide summary information for the LTVs of residential mortgages and home equity and second mortgages by borrower type at December 31, 2014:

Residential mortgages (Dollars in Millions)	Interest Only	Amortizing	Total	Percent of Total
Prime Borrowers
Less than or equal to 80%	$1,878	$36,658	$38,536	86.9%
Over 80% through 90%	175	2,780	2,955	6.6
Over 90% through 100%	138	1,140	1,278	2.9
Over 100%	162	1,336	1,498	3.4
No LTV available	–	85	85	.2

Total	$2,353	$41,999	$44,352	100.0%
Sub-Prime Borrowers
Less than or equal to 80%	$–	$575	$575	46.7%
Over 80% through 90%	–	202	202	16.4
Over 90% through 100%	–	168	168	13.7
Over 100%	–	286	286	23.2
No LTV available	–	–	–	–

Total	$–	$1,231	$1,231	100.0%
Other Borrowers
Less than or equal to 80%	$4	$430	$434	54.3%
Over 80% through 90%	–	141	141	17.6
Over 90% through 100%	–	72	72	9.0
Over 100%	–	153	153	19.1
No LTV available	–	–	–	–

Total	$4	$796	$800	100.0%
Loans Purchased From GNMA Mortgage Pools(a)	$–	$5,236	$5,236	100.0%
Total
Less than or equal to 80%	$1,882	$37,663	$39,545	76.6%
Over 80% through 90%	175	3,123	3,298	6.4
Over 90% through 100%	138	1,380	1,518	2.9
Over 100%	162	1,775	1,937	3.8
No LTV available	–	85	85	.2
Loans purchased from GNMA mortgage pools(a)	–	5,236	5,236	10.1

Total	$2,357	$49,262	$51,619	100.0%

(a)	Represents loans purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose payments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.

U.S. BANCORP	The power of potential

Home equity and second mortgages (Dollars in Millions)	Lines	Loans	Total	Percent of Total
Prime Borrowers
Less than or equal to 80%	$9,513	$665	$10,178	67.1%
Over 80% through 90%	2,160	211	2,371	15.6
Over 90% through 100%	1,023	116	1,139	7.5
Over 100%	1,140	160	1,300	8.6
No LTV/CLTV available	159	23	182	1.2

Total	$13,995	$1,175	$15,170	100.0%
Sub-Prime Borrowers
Less than or equal to 80%	$37	$28	$65	27.3%
Over 80% through 90%	12	19	31	13.0
Over 90% through 100%	10	26	36	15.1
Over 100%	25	79	104	43.7
No LTV/CLTV available	–	2	2	.9

Total	$84	$154	$238	100.0%
Other Borrowers
Less than or equal to 80%	$365	$12	$377	74.2%
Over 80% through 90%	77	8	85	16.8
Over 90% through 100%	20	3	23	4.5
Over 100%	20	3	23	4.5
No LTV/CLTV available	–	–	–	–

Total	$482	$26	$508	100.0%
Total
Less than or equal to 80%	$9,915	$705	$10,620	66.7%
Over 80% through 90%	2,249	238	2,487	15.6
Over 90% through 100%	1,053	145	1,198	7.5
Over 100%	1,185	242	1,427	9.0
No LTV/CLTV available	159	25	184	1.2

Total	$14,561	$1,355	$15,916	100.0%

At December 31, 2014, approximately $1.2 billion of residential mortgages were to customers that may be defined as sub-prime borrowers based on credit scores from independent agencies at loan origination, compared with $1.4 billion at December 31, 2013. In addition to residential mortgages, at December 31, 2014, $.2 billion of home equity and second mortgage loans were to customers that may be defined as sub-prime borrowers, compared with $.3 billion at December 31, 2013. The total amount of consumer lending segment residential mortgage, home equity and second mortgage loans to customers that may be defined as sub-prime borrowers represented only .4 percent of total assets at December 31, 2014, compared with .5 percent at December 31, 2013. The Company considers sub-prime loans to be those made to borrowers with a risk of default significantly higher than those approved for prime lending programs, as reflected in credit scores obtained from independent agencies at loan origination, in addition to other credit underwriting criteria. Sub-prime portfolios include only loans originated according to the Company’s underwriting programs specifically designed to serve customers with weakened credit histories. The sub-prime designation indicators have been and will continue to be subject to re-evaluation over time as borrower characteristics, payment performance and economic conditions change. The sub-prime loans originated during periods from June 2009 and after are with borrowers who met the Company’s program guidelines and have a credit score that generally is at or below a threshold of 620 to 650 depending on the program. Sub-prime loans originated during periods prior to June 2009 were based upon program level guidelines without regard to credit score.

Covered loans included $850 million in loans with negative-amortization payment options at December 31, 2014, compared with $986 million at December 31, 2013. Other than covered loans, the Company does not have any residential mortgages with payment schedules that would cause balances to increase over time.

Home equity and second mortgages were $15.9 billion at December 31, 2014, compared with $15.4 billion at December 31, 2013, and included $5.0 billion of home equity lines in a first lien position and $10.9 billion of home equity and second mortgage loans and lines in a junior lien position. Loans and lines in a junior lien position at December 31, 2014, included approximately $4.2 billion of loans and lines for which the Company also serviced the related first lien loan, and approximately $6.7 billion where the Company did not service the related first lien loan. The Company was able to determine the status of the related first liens using information the Company has as the servicer of the first lien or information reported on customer credit bureau files. The Company also evaluates other indicators of credit risk for these junior lien loans and lines including delinquency, estimated average CLTV ratios and updated weighted-average credit scores in making its assessment of credit risk, related loss estimates and determining the allowance for credit losses.

The following table provides a summary of delinquency statistics and other credit quality indicators for the Company’s junior lien positions at December 31, 2014:

	Junior Liens Behind
(Dollars in Millions)	Company Owned or Serviced First Lien	Third Party First Lien	Total
Total	$4,159	$6,754	$10,913
Percent 30-89 days past due	.42%	.66%	.57%
Percent 90 days or more past due	.06%	.14%	.11%
Weighted-average CLTV	76%	73%	74%
Weighted-average credit score	749	744	746

See the Analysis and Determination of the Allowance for Credit Losses section for additional information on how the Company determines the allowance for credit losses for loans in a junior lien position.

TABLE 15	DELINQUENT LOAN RATIOS AS A PERCENT OF ENDING LOAN BALANCES

At December 31, 90 days or more past due excluding nonperforming loans	2014	2013	2012	2011	2010
Commercial
Commercial	.05%	.08%	.10%	.09%	.15%
Lease financing	–	–	–	–	.02

Total commercial	.05	.08	.09	.08	.13
Commercial Real Estate
Commercial mortgages	.02	.02	.02	.02	–
Construction and development	.14	.30	.02	.13	.01

Total commercial real estate	.05	.07	.02	.04	–
Residential Mortgages(a)	.40	.65	.64	.98	1.63
Credit Card	1.13	1.17	1.27	1.36	1.86
Other Retail
Retail leasing	.02	–	.02	.02	.05
Other	.17	.21	.22	.43	.49

Total other retail(b)	.15	.18	.20	.38	.45

Total loans, excluding covered loans	.23	.31	.31	.43	.61

Covered Loans	7.48	5.63	5.86	6.15	6.04

Total loans	.38%	.51%	.59%	.84%	1.11%

At December 31, 90 days or more past due including nonperforming loans	2014	2013	2012	2011	2010
Commercial	.19%	.27%	.27%	.63%	1.37%
Commercial real estate	.65	.83	1.50	2.55	3.73
Residential mortgages(a)	2.07	2.16	2.14	2.73	3.70
Credit card	1.30	1.60	2.12	2.65	3.22
Other retail(b)	.53	.58	.66	.52	.58

Total loans, excluding covered loans	.83	.97	1.11	1.54	2.19

Covered loans	7.74	7.13	9.28	12.42	12.94

Total loans	.97%	1.19%	1.52%	2.30%	3.17%

(a)	Delinquent loan ratios exclude $3.1 billion, $3.7 billion, $3.2 billion, $2.6 billion, and $2.6 billion at December 31, 2014, 2013, 2012, 2011 and 2010, respectively, of loans purchased from GNMA mortgage pools whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. Including these loans, the ratio of residential mortgages 90 days or more past due including all nonperforming loans was 8.02 percent, 9.34 percent, 9.45 percent, 9.84 percent, and 12.28 percent at December 31, 2014, 2013, 2012, 2011, and 2010, respectively.

(b)	Delinquent loan ratios exclude student loans that are guaranteed by the federal government. Including these loans, the ratio of total other retail loans 90 days or more past due including all nonperforming loans was ..84 percent, .93 percent, 1.08 percent, .99 percent, and 1.04 percent at December 31, 2014, 2013, 2012, 2011, and 2010, respectively.

Credit card and other retail loans principally reflect the Company’s focus on consumers within its geographical footprint of branches and certain niche lending activities that are nationally focused. Approximately 67.7 percent of the Company’s credit card balances at December 31, 2014 relate to cards originated through the Company’s branches or co-branded, travel and affinity programs that generally experience better credit quality performance than portfolios generated through other channels.

Tables 9, 10 and 11 provide a geographical summary of the residential mortgage, credit card and other retail loan portfolios, respectively.

Covered assets were acquired by the Company in FDIC-assisted transactions and include loans with characteristics indicative of a high credit risk profile, including a substantial concentration in California and loans with negative-amortization payment options. Because most of these loans are covered under loss sharing agreements with the FDIC, the Company’s financial exposure to losses from these assets is substantially reduced. To the extent actual losses exceed the Company’s estimates at acquisition, the Company’s financial risk would only be its share of those losses under the loss sharing agreements. Effective December 31, 2014, the loss share coverage provided by the FDIC expired on all previously covered assets, except for residential mortgages and home equity and second mortgage loans that remain covered under loss sharing agreements with remaining terms of up to five years.

Loan Delinquencies Trends in delinquency ratios are an indicator, among other considerations, of credit risk within

U.S. BANCORP	The power of potential

the Company’s loan portfolios. The entire balance of an account is considered delinquent if the minimum payment contractually required to be made is not received by the specified date on the billing statement. The Company measures delinquencies, both including and excluding nonperforming loans, to enable comparability with other companies. Delinquent loans purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs, are excluded from delinquency statistics. In addition, in certain situations, a consumer lending customer’s account may be re-aged to remove it from delinquent status. Generally, the purpose of re-aging accounts is to assist customers who have recently overcome temporary financial difficulties, and have demonstrated both the ability and willingness to resume regular payments. To qualify for re-aging, the account must have been open for at least nine months and cannot have been re-aged during the preceding 365 days. An account may not be re-aged more than two times in a five-year period. To qualify for re-aging, the customer must also have made three regular minimum monthly payments within the last 90 days. In addition, the Company may re-age the consumer lending account of a customer who has experienced longer-term financial difficulties and apply modified, concessionary terms and conditions to the account. Such additional re-ages are limited to one in a five-year period and must meet the qualifications for re-aging described above. All re-aging strategies must be independently approved by the Company’s risk management department. Commercial lending loans are generally not subject to re-aging policies.

Accruing loans 90 days or more past due totaled $945 million ($550 million excluding covered loans) at December 31, 2014, compared with $1.2 billion ($713 million excluding covered loans) at December 31, 2013, and $1.3 billion ($660 million excluding covered loans) at December 31, 2012. The $244 million (20.5 percent) decrease in total accruing loans 90 days or more past due from December 31, 2013 to December 31, 2014, primarily reflected improvement in the residential mortgages portfolio during 2014. These loans are not included in nonperforming assets and continue to accrue interest because they are adequately secured by collateral, are in the process of collection and are reasonably expected to result in repayment or restoration to current status, or are managed in homogeneous portfolios with specified charge-off timeframes adhering to regulatory guidelines. The ratio of accruing loans 90 days or more past due to total loans was .38 percent (.23 percent excluding covered loans) at December 31, 2014, compared with .51 percent (.31 percent excluding covered loans) at December 31, 2013, and .59 percent (.31 percent excluding covered loans) at December 31, 2012.

The following table provides summary delinquency information for residential mortgages, credit card and other retail loans included in the consumer lending segment:

At December 31 (Dollars in Millions)	Amount		As a Percent of Ending Loan Balances
	2014	2013	2014	2013
Residential mortgages(a)
30-89 days	$221	$358	.43%	.70%
90 days or more	204	333	.40	.65
Nonperforming	864	770	1.67	1.51
Total	$1,289	$1,461	2.50%	2.86%
Credit card
30-89 days	$229	$226	1.24%	1.25%
90 days or more	210	210	1.13	1.17
Nonperforming	30	78	.16	.43
Total	$469	$514	2.53%	2.85%
Other retail
Retail leasing
30-89 days	$11	$11	.18%	.18%
90 days or more	1	–	.02	–
Nonperforming	1	1	.02	.02
Total	$13	$12	.22%	.20%
Home equity and second mortgages
30-89 days	$85	$102	.54%	.66%
90 days or more	42	49	.26	.32
Nonperforming	170	167	1.07	1.08
Total	$297	$318	1.87%	2.06%
Other(b)
30-89 days	$142	$132	.51%	.50%
90 days or more	32	37	.12	.14
Nonperforming	16	23	.06	.09
Total	$190	$192	.69%	.73%
(a)	Excludes $431 million of loans 30-89 days past due and $3.1 billion of loans 90 days or more past due at December 31, 2014, purchased from GNMA mortgage pools that continue to accrue interest, compared with $440 million and $3.7 billion at December 31, 2013, respectively.

(b)	Includes revolving credit, installment, automobile and student loans.

The following tables provide further information on residential mortgages and home equity and second mortgages as a percent of ending loan balances by borrower type at December 31:

Residential mortgages(a)	2014	2013
Prime Borrowers
30-89 days	.33%	.55%
90 days or more	.35	.55
Nonperforming	1.42	1.31

Total	2.10%	2.41%
Sub-Prime Borrowers
30-89 days	5.12%	7.60%
90 days or more	3.41	6.02
Nonperforming	16.73	13.19

Total	25.26%	26.81%
Other Borrowers
30-89 days	1.37%	1.65%
90 days or more	1.13	1.43
Nonperforming	3.50	2.09

Total	6.00%	5.17%

(a)	Excludes delinquent and nonperforming information on loans purchased from GNMA mortgage pools as their repayments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.

Home equity and second mortgages	2014	2013
Prime Borrowers
30-89 days	.47%	.57%
90 days or more	.24	.27
Nonperforming	.95	.98

Total	1.66%	1.82%
Sub-Prime Borrowers
30-89 days	3.36%	4.39%
90 days or more	1.26	2.03
Nonperforming	5.88	4.73

Total	10.50%	11.15%
Other Borrowers
30-89 days	1.18%	1.24%
90 days or more	.40	.62
Nonperforming	2.36	1.86

Total	3.94%	3.72%

The following table provides summary delinquency information for covered loans:

At December 31 (Dollars in Millions)	Amount		As a Percent of Ending Loan Balances
	2014	2013	2014	2013
30-89 days	$68	$166	1.28%	1.96%
90 days or more	395	476	7.48	5.63
Nonperforming	14	127	.27	1.50
Total	$477	$769	9.03%	9.09%

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

Troubled Debt Restructurings Concessionary modifications are classified as TDRs unless the modification results in only an insignificant delay in the payments to be received. TDRs accrue interest if the borrower complies with the revised terms and conditions and has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles, which is generally six months or greater. At December 31, 2014, performing TDRs were $5.1 billion, compared with $6.0 billion, $5.6 billion and $4.9 billion at December 31, 2013, 2012 and 2011, respectively. Loans classified as TDRs are considered impaired loans for reporting and measurement purposes.

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

U.S. BANCORP	The power of potential

permanent loan modification is contingent on the customer successfully completing the trial period arrangement and the loan documents are not modified until that time. The Company reports loans in a trial period arrangement as TDRs and continues to report them as TDRs after the trial period.

Credit card and other retail loan TDRs are generally part of distinct restructuring programs providing customers modification solutions over a specified time period, generally up to 60 months.

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

The following table provides a summary of TDRs by loan class, including the delinquency status for TDRs that continue to accrue interest and TDRs included in nonperforming assets:

		As a Percent of Performing TDRs
At December 31, 2014 (Dollars in Millions)	Performing TDRs	30-89 Days Past Due	90 Days or More Past Due	Nonperforming TDRs		Total TDRs
Commercial	$217	2.4%	1.5%	$66	(a)	$283
Commercial real estate	365	8.8	.9	127	(b)	492
Residential mortgages	1,866	4.3	4.4	543		2,409	(d)
Credit card	210	9.3	6.4	30	(c)	240
Other retail	174	5.6	4.3	63	(c)	237	(e)

TDRs, excluding GNMA and covered loans	2,832	5.2	3.9	829		3,661
Loans purchased from GNMA mortgage pools	2,244	8.0	57.0	–		2,244	(f)
Covered loans	29	.6	7.1	5		34

Total	$5,105	6.4%	27.2%	$834		$5,939
(a)	Primarily represents loans less than six months from the modification date that have not met the performance period required to return to accrual status (generally six months) and small business credit cards with a modified rate equal to 0 percent.

(b)	Primarily represents loans less than six months from the modification date that have not met the performance period required to return to accrual status (generally six months).

(c)	Primarily represents loans with a modified rate equal to 0 percent.

(d)	Includes $315 million of residential mortgage loans to borrowers that have had debt discharged through bankruptcy and $89 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.

(e)	Includes $132 million of other retail loans to borrowers that have had debt discharged through bankruptcy and $6 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.

(f)	Includes $476 million of Federal Housing Administration and Department of Veterans Affairs residential mortgage loans to borrowers that have had debt discharged through bankruptcy and $584 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.

Short-term Modifications The Company makes short-term modifications that it does not consider to be TDRs, in limited circumstances, to assist borrowers experiencing temporary hardships. Consumer lending programs include payment reductions, deferrals of up to three past due payments, and the ability to return to current status if the borrower makes required payments. The Company may also make short-term modifications to commercial lending loans, with the most common modification being an extension of the maturity date of three months or less. Such extensions generally are used when the maturity date is imminent and the borrower is experiencing some level of financial stress, but the Company believes the borrower will pay all contractual amounts owed. Short-term modifications were not material at December 31, 2014.

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

At December 31, 2014, total nonperforming assets were $1.8 billion, compared with $2.0 billion at December 31, 2013 and $2.7 billion at December 31, 2012. The $229 million (11.2 percent) decrease in nonperforming assets, from December 31, 2013 to December 31, 2014, was primarily driven by reductions in the commercial, commercial mortgage and construction and development portfolios, as well as by improvement in credit card loans. Nonperforming covered assets at December 31, 2014 were $51 million, compared with $224 million at December 31, 2013 and $583 million at December 31, 2012. The ratio of total nonperforming assets to total loans and other real estate was .73 percent at December 31, 2014, compared with .86 percent at December 31, 2013, and 1.19 percent at December 31, 2012.

Other real estate owned, excluding covered assets, was $288 million at December 31, 2014, compared with $327 million at December 31, 2013 and $381 million at December 31, 2012, and was related to foreclosed properties that previously secured loan balances. These balances exclude foreclosed GNMA loans whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.

The following table provides an analysis of other real estate owned, excluding covered assets, as a percent of their related loan balances, including geographical location detail for residential (residential mortgage, home equity and second mortgage) and commercial (commercial and commercial real estate) loan balances:

At December 31 (Dollars in Millions)	Amount		As a Percent of Ending Loan Balances
	2014	2013	2014	2013
Residential
Florida	$17	$17	1.06%	1.03%
Minnesota	16	15	.26	.24
Illinois	16	14	.37	.36
Ohio	13	17	.42	.52
Washington	12	16	.30	.40
All other states	159	187	.33	.39

Total residential	233	266	.35	.40
Commercial
Illinois	12	2	.19	.04
California	11	14	.05	.08
Florida	7	1	.24	.05
Missouri	5	14	.12	.30
Indiana	3	–	.20	–
All other states	17	30	.02	.04

Total commercial	55	61	.04	.06

Total	$288	$327	.12%	.14%

U.S. BANCORP	The power of potential

TABLE 16 NONPERFORMING ASSETS (a)

At December 31 (Dollars in Millions)	2014	2013	2012	2011	2010
Commercial
Commercial	$99	$122	$107	$280	$519
Lease financing	13	12	16	32	78
Total commercial	112	134	123	312	597
Commercial Real Estate
Commercial mortgages	175	182	308	354	545
Construction and development	84	121	238	545	748
Total commercial real estate	259	303	546	899	1,293
Residential Mortgages(b)	864	770	661	650	636
Credit Card	30	78	146	224	228
Other Retail
Retail leasing	1	1	1	–	–
Other	186	190	216	67	65
Total other retail	187	191	217	67	65
Total nonperforming loans, excluding covered loans	1,452	1,476	1,693	2,152	2,819
Covered Loans	14	127	386	926	1,244
Total nonperforming loans	1,466	1,603	2,079	3,078	4,063
Other Real Estate(c)(d)	288	327	381	404	511
Covered Other Real Estate(d)	37	97	197	274	453
Other Assets	17	10	14	18	21
Total nonperforming assets	$1,808	$2,037	$2,671	$3,774	$5,048
Total nonperforming assets, excluding covered assets	$1,757	$1,813	$2,088	$2,574	$3,351
Excluding covered assets
Accruing loans 90 days or more past due(b)	$550	$713	$660	$843	$1,094
Nonperforming loans to total loans	.60%	.65%	.80%	1.10%	1.57%
Nonperforming assets to total loans plus other real estate(c)	.72%	.80%	.98%	1.32%	1.87%
Including covered assets
Accruing loans 90 days or more past due(b)	$945	$1,189	$1,323	$1,753	$2,184
Nonperforming loans to total loans	.59%	.68%	.93%	1.47%	2.06%
Nonperforming assets to total loans plus other real estate(c)	.73%	.86%	1.19%	1.79%	2.55%

CHANGES IN NONPERFORMING ASSETS

(Dollars in Millions)	Commercial and Commercial Real Estate	Credit Card, Other Retail and Residential Mortgages	Covered Assets	Total
Balance December 31, 2013	$494	$1,319	$224	$2,037
Additions to nonperforming assets
New nonaccrual loans and foreclosed properties	514	672	74	1,260
Advances on loans	52	–	–	52
Total additions	566	672	74	1,312
Reductions in nonperforming assets
Paydowns, payoffs	(248)	(244)	(171)	(663)
Net sales	(120)	(127)	(72)	(319)
Return to performing status	(21)	(130)	(2)	(153)
Charge-offs(e)	(240)	(164)	(2)	(406)
Total reductions	(629)	(665)	(247)	(1,541)
Net additions to (reductions in) nonperforming assets	(63)	7	(173)	(229)
Balance December 31, 2014	$431	$1,326	$51	$1,808
(a)	Throughout this document, nonperforming assets and related ratios do not include accruing loans 90 days or more past due.

(b)	Excludes $3.1 billion, $3.7 billion, $3.2 billion, $2.6 billion and $2.6 billion at December 31, 2014, 2013, 2012, 2011 and 2010, respectively, of loans purchased from GNMA mortgage pools that are 90 days or more past due that continue to accrue interest, as their repayments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.

(c)	Foreclosed GNMA loans of $641 million, $527 million, $548 million, $692 million and $575 million at December 31, 2014, 2013, 2012, 2011 and 2010, respectively, continue to accrue interest and are recorded as other assets and excluded from nonperforming assets because they are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.

(d)	Includes equity investments in entities whose principal assets are other real estate owned.

(e)	Charge-offs exclude actions for certain card products and loan sales that were not classified as nonperforming at the time the charge-off occurred.

TABLE 17 NET CHARGE-OFFS AS A PERCENT OF AVERAGE LOANS OUTSTANDING

Year Ended December 31	2014	2013	2012	2011	2010
Commercial
Commercial	.26%	.19%	.43%	.76%	1.80%
Lease financing	.17	.06	.63	.96	1.47

Total commercial	.26	.18	.45	.79	1.76
Commercial Real Estate
Commercial mortgages	(.03)	.08	.37	.73	1.23
Construction and development	(.05)	(.87)	.86	4.20	6.32

Total commercial real estate	(.03)	(.09)	.45	1.40	2.47
Residential Mortgages	.38	.57	1.09	1.45	1.97
Credit Card	3.73	3.90	4.01	5.19	7.32
Other Retail
Retail leasing	.03	.02	.04	–	.27
Home equity and second mortgages	.61	1.33	1.72	1.66	1.72
Other	.71	.81	.94	1.20	1.68

Total other retail	.60	.89	1.13	1.25	1.56

Total loans, excluding covered loans	.57	.66	1.03	1.53	2.41
Covered Loans	.15	.32	.08	.07	.09

Total loans	.55%	.64%	.97%	1.41%	2.17%

Analysis of Loan Net Charge-offs Total loan net charge-offs were $1.3 billion in 2014, compared with $1.5 billion in 2013 and $2.1 billion in 2012. The ratio of total loan net charge-offs to average loans was .55 percent in 2014, compared with .64 percent in 2013 and .97 percent in 2012. The decrease in total net charge-offs in 2014, compared with 2013, reflected improvement in the residential mortgages and home equity and second mortgages portfolios, as economic conditions continue to slowly improve, partially offset by higher commercial loan net charge-offs and lower recoveries in the commercial real estate portfolio.

Commercial and commercial real estate loan net charge-offs for 2014 were $182 million (.16 percent of average loans outstanding), compared with $87 million (.08 percent of average loans outstanding) in 2013 and $441 million (.45 percent of average loans outstanding) in 2012. The increase in net charge-offs in 2014, compared with 2013, reflected higher commercial loan net charge-offs and lower recoveries in commercial real estate. The decrease in net charge-offs in 2013, compared with 2012, reflected the impact of more stable economic conditions and a higher level of recoveries during 2013.

Residential mortgage loan net charge-offs for 2014 were $195 million (.38 percent of average loans outstanding), compared with $272 million (.57 percent of average loans outstanding) in 2013 and $438 million (1.09 percent of average loans outstanding) in 2012. Credit card loan net charge-offs in 2014 were $658 million (3.73 percent of average loans outstanding), compared with $656 million (3.90 percent of average loans outstanding) in 2013 and $667 million (4.01 percent of average loans outstanding) in 2012. Other retail loan net charge-offs for 2014 were $288 million

(.60 percent of average loans outstanding), compared with $418 million (.89 percent of average loans outstanding) in 2013 and $541 million (1.13 percent of average loans outstanding) in 2012. The decrease in total residential mortgage, credit card and other retail loan net charge-offs in 2014, compared with 2013, reflected the continued improvement in economic conditions, especially in residential housing prices. The decrease in total residential mortgage, credit card and other retail loan net charge-offs in 2013, compared with 2012, reflected the impact of more stable economic conditions in 2013 as compared with 2012.

The following table provides an analysis of net charge-offs as a percent of average loans outstanding for residential mortgages and home equity and second mortgages by borrower type:

Year Ended December 31 (Dollars in Millions)	Average Loans		Percent of Average Loans
	2014	2013	2014	2013
Residential Mortgages
Prime borrowers	$44,006	$40,077	.30%	.48%
Sub-prime borrowers	1,302	1,478	4.07	4.74
Other borrowers	858	883	1.05	1.02
Loans purchased from GNMA mortgage pools(a)	5,652	5,544	.05	.02
Total	$51,818	$47,982	.38%	.57%
Home Equity and Second Mortgages
Prime borrowers	$14,804	$15,114	.53%	1.19%
Sub-prime borrowers	262	324	5.34	7.09
Other borrowers	498	449	.60	1.78
Total	$15,564	$15,887	.61%	1.33%
(a)	Represents loans purchased from GNMA mortgage pools whose payments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.

U.S. BANCORP	The power of potential

Analysis of the Allowance for Credit Losses The allowance for credit losses reserves for probable and estimable losses incurred in the Company’s loan and lease portfolio, including unfunded credit commitments, and includes certain amounts that do not represent loss exposure to the Company because those losses are recoverable under loss sharing agreements with the FDIC. The allowance for credit losses is increased through provisions charged to operating earnings and reduced by net charge-offs. Management evaluates the allowance each quarter to ensure it appropriately reserves for incurred losses. The evaluation of each element and the overall allowance is based on a continuing assessment of problem loans, recent loss experience and other factors, including external factors such as regulatory guidance and economic conditions. Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments, which is included in other liabilities in the Consolidated Balance Sheet. Both the allowance for loan losses and the liability for unfunded credit commitments are included in the Company’s analysis of credit losses and reported reserve ratios.

At December 31, 2014, the allowance for credit losses was $4.4 billion (1.77 percent of period-end loans), compared with an allowance of $4.5 billion (1.93 percent of period-end loans) at December 31, 2013. The ratio of the allowance for credit losses to nonperforming loans was 298 percent at December 31, 2014, compared with 283 percent at December 31, 2013, reflecting a decrease in nonperforming loans. The ratio of the allowance for credit losses to annual loan net charge-offs at December 31, 2014, was 328 percent, compared with 310 percent at December 31, 2013, as net charge-offs continue to decline due to stabilizing economic conditions. Management determined the allowance for credit losses was appropriate at December 31, 2014.

The allowance recorded for loans in the commercial lending segment is based on reviews of individual credit relationships and considers the migration analysis of commercial lending segment loans and actual loss experience. In the migration analysis applied to risk rated loan portfolios, the Company currently examines up to a 14-year period of historical loss experience. For each loan type, this historical loss experience is adjusted as necessary to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices or economic conditions. The results of the analysis are evaluated quarterly to confirm an appropriate historical timeframe is selected for each commercial loan type. The allowance recorded for impaired loans greater than $5 million in the commercial lending segment is based on an individual loan analysis utilizing expected cash flows discounted using the original effective interest rate, the observable market price of the loan, or the fair value of the collateral for collateral-dependent loans, rather than the migration analysis. The allowance recorded for all other commercial lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, bankruptcy experience, and historical losses, adjusted for current trends. The allowance established for commercial lending segment loans was $1.9 billion at December 31, 2014, unchanged from December 31, 2013, reflecting growth in the portfolios, offset by the impact of the overall improvement in economic conditions affecting incurred losses.

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

When evaluating the appropriateness of the allowance for credit losses for any loans and lines in a junior lien position, the Company considers the delinquency and modification status of the first lien. At December 31, 2014, the Company serviced the first lien on 38 percent of the home equity loans and lines in a junior lien position. The Company also considers information received from its primary regulator on the status of the first liens that are serviced by other large servicers in the industry and the status of first lien mortgage accounts reported on customer credit bureau files. Regardless of whether or not the Company services the first lien, an assessment is made of economic conditions, problem loans, recent loss experience and other factors in determining the allowance for credit losses. Based on the available information, the Company estimated $361 million or 2.3 percent of the total home equity portfolio at December 31, 2014, represented junior liens where the first lien was delinquent or modified.

The Company uses historical loss experience on the loans and lines in a junior lien position where the first lien is serviced by the Company, or can be identified in credit bureau data, to establish loss estimates for junior lien loans and lines the Company services that are current, but the first lien is delinquent or modified. Historically, the number of junior lien defaults in any period has been a small percentage of the total portfolio (for example, only 1.0 percent for the twelve months ended December 31, 2014), and the long-term average loss rate on the small percentage of loans that default has been approximately 80 percent. In addition, the Company obtains updated credit scores on its home equity portfolio each quarter, and in some cases more frequently, and uses this information to qualitatively supplement its loss estimation methods. Credit score distributions for the portfolio are monitored monthly and any changes in the distribution are one of the factors considered in assessing the Company’s loss estimates. In its evaluation of the allowance for credit losses, the Company also considers the increased risk of loss associated with home equity lines that are contractually scheduled to convert from a revolving status to a fully amortizing payment and with residential lines and loans that have a balloon payoff provision.

The allowance established for consumer lending segment loans was $2.4 billion at December 31, 2014, compared with $2.5 billion at December 31, 2013. The $102 million (4.0 percent) decrease in the allowance for consumer lending segment loans at December 31, 2014, compared with December 31, 2013, reflected the impact of more stable economic conditions, partially offset by portfolio growth.

The allowance for the covered loan segment is evaluated each quarter in a manner similar to that described for non-covered loans, and represents any decreases in expected cash flows on those loans after the acquisition date. The provision for credit losses for covered loans considers the indemnification provided by the FDIC. The allowance established for covered loans was $65 million at December 31, 2014, compared with $146 million at December 31, 2013, reflecting expected credit losses in excess of initial fair value adjustments, including $16 million and $21 million at December 31, 2014 and 2013, respectively, to be reimbursed by the FDIC.

U.S. BANCORP	The power of potential

TABLE 18 SUMMARY OF ALLOWANCE FOR CREDIT LOSSES

(Dollars in Millions)	2014	2013	2012	2011	2010
Balance at beginning of year	$4,537	$4,733	$5,014	$5,531	$5,264
Charge-Offs
Commercial
Commercial	278	212	312	423	784
Lease financing	27	34	66	93	134

Total commercial	305	246	378	516	918
Commercial real estate
Commercial mortgages	21	71	145	231	333
Construction and development	15	21	97	312	538

Total commercial real estate	36	92	242	543	871
Residential mortgages	216	297	461	502	554
Credit card	725	739	769	922	1,270
Other retail
Retail leasing	6	5	9	10	25
Home equity and second mortgages	121	237	327	327	348
Other	257	281	330	396	490

Total other retail	384	523	666	733	863
Covered loans(a)	13	37	11	13	20

Total charge-offs	1,679	1,934	2,527	3,229	4,496
Recoveries
Commercial
Commercial	92	95	72	74	48
Lease financing	18	31	31	36	43

Total commercial	110	126	103	110	91
Commercial real estate
Commercial mortgages	30	45	31	22	13
Construction and development	19	80	45	23	13

Total commercial real estate	49	125	76	45	26
Residential mortgages	21	25	23	13	8
Credit card	67	83	102	88	70
Other retail
Retail leasing	4	4	7	10	13
Home equity and second mortgages	26	26	26	19	17
Other	66	75	92	100	88

Total other retail	96	105	125	129	118
Covered loans(a)	2	5	1	1	2

Total recoveries	345	469	430	386	315
Net Charge-Offs
Commercial
Commercial	186	117	240	349	736
Lease financing	9	3	35	57	91

Total commercial	195	120	275	406	827
Commercial real estate
Commercial mortgages	(9)	26	114	209	320
Construction and development	(4)	(59)	52	289	525

Total commercial real estate	(13)	(33)	166	498	845
Residential mortgages	195	272	438	489	546
Credit card	658	656	667	834	1,200
Other retail
Retail leasing	2	1	2	–	12
Home equity and second mortgages	95	211	301	308	331
Other	191	206	238	296	402

Total other retail	288	418	541	604	745
Covered loans(a)	11	32	10	12	18

Total net charge-offs	1,334	1,465	2,097	2,843	4,181
Provision for credit losses	1,229	1,340	1,882	2,343	4,356
Other changes(b)	(57)	(71)	(66)	(17)	92

Balance at end of year	$4,375	$4,537	$4,733	$5,014	$5,531

Components
Allowance for loan losses	$4,039	$4,250	$4,424	$4,753	$5,310
Liability for unfunded credit commitments	336	287	309	261	221

Total allowance for credit losses	$4,375	$4,537	$4,733	$5,014	$5,531

Allowance for Credit Losses as a Percentage of
Period-end loans, excluding covered loans	1.78%	1.94%	2.15%	2.52%	3.03%
Nonperforming loans, excluding covered loans	297	297	269	228	192
Nonperforming and accruing loans 90 days or more past due, excluding covered loans	215	201	194	164	138
Nonperforming assets, excluding covered assets	245	242	218	191	162
Net charge-offs, excluding covered loans	326	306	218	174	130
Period-end loans	1.77%	1.93%	2.12%	2.39%	2.81%
Nonperforming loans	298	283	228	163	136
Nonperforming and accruing loans 90 days or more past due	181	163	139	104	89
Nonperforming assets	242	223	177	133	110
Net charge-offs	328	310	226	176	132

(a)	Relates to covered loan charge-offs and recoveries not reimbursable by the FDIC.

(b)	Includes net changes in credit losses to be reimbursed by the FDIC and beginning in 2013, reductions in the allowance for covered loans where the reversal of a previously recorded allowance was offset by an associated decrease in the indemnification asset, and the impact of any loan sales.

TABLE 19 ELEMENTS OF THE ALLOWANCE FOR CREDIT LOSSES

	Allowance Amount					Allowance as a Percent of Loans
At December 31 (Dollars in Millions)	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010
Commercial
Commercial	$1,094	$1,019	$979	$929	$992	1.46%	1.57%	1.61%	1.83%	2.35%
Lease financing	52	56	72	81	112	.97	1.06	1.31	1.37	1.83

Total commercial	1,146	1,075	1,051	1,010	1,104	1.43	1.53	1.59	1.78	2.28
Commercial Real Estate
Commercial mortgages	479	532	641	850	929	1.44	1.65	2.07	2.87	3.41
Construction and development	247	244	216	304	362	2.62	3.17	3.63	4.91	4.86

Total commercial real estate	726	776	857	1,154	1,291	1.70	1.95	2.32	3.22	3.72
Residential Mortgages	787	875	935	927	820	1.52	1.71	2.12	2.50	2.67
Credit Card	880	884	863	992	1,395	4.75	4.91	5.04	5.71	8.30
Other Retail
Retail leasing	14	14	11	12	11	.24	.24	.20	.23	.24
Home equity and second mortgages	470	497	583	536	411	2.95	3.22	3.49	2.96	2.17
Other	287	270	254	283	385	1.04	1.03	.99	1.14	1.55

Total other retail	771	781	848	831	807	1.57	1.64	1.78	1.73	1.67
Covered Loans	65	146	179	100	114	1.23	1.73	1.58	.68	.63

Total allowance	$4,375	$4,537	$4,733	$5,014	$5,531	1.77%	1.93%	2.12%	2.39%	2.81%

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

Subsequent to the purchase date, the expected cash flows of purchased loans are subject to evaluation. Decreases in expected cash flows are recognized by recording an allowance for credit losses with the related provision for credit losses reduced for the amount reimbursable by the FDIC, where applicable. If the expected cash flows on the purchased loans increase such that a previously recorded impairment allowance can be reversed, the Company records a reduction in the allowance with a related reduction in losses reimbursable by the FDIC, where applicable. Increases in expected cash flows of purchased loans, when there are no reversals of previous impairment allowances, are recognized over the remaining life of the loans and resulting decreases in expected cash flows of the FDIC indemnification assets are amortized over the shorter of the remaining contractual term of the indemnification agreements or the remaining life of the loans. Refer to Note 1 of the Notes to Consolidated Financial Statements, for more information.

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

U.S. BANCORP	The power of potential

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

Included in the retail leasing portfolio was approximately $4.8 billion of retail leasing residuals at December 31, 2014, compared with $4.6 billion at December 31, 2013. The Company monitors concentrations of leases by manufacturer and vehicle “make and model.” As of December 31, 2014, vehicle lease residuals related to sport utility vehicles were 33.6 percent of the portfolio, while auto and crossover vehicle classes represented approximately 32.1 percent and 24.8 percent of the portfolio, respectively. At year-end 2014, the largest vehicle-type concentration represented 8.2 percent of the aggregate residual value of the vehicles in the portfolio. At December 31, 2014, the weighted-average origination term of the portfolio was 39 months, compared with 40 months at December 31, 2013.

At December 31, 2014, the commercial leasing portfolio had $543 million of residuals, compared with $542 million at December 31, 2013. At year-end 2014, lease residuals related to trucks and other transportation equipment were 32.8 percent of the total residual portfolio. Business and office equipment represented 27.1 percent of the aggregate portfolio, while manufacturing equipment represented 12.4 percent and railcars represented 11.9 percent. No other concentrations of more than 10 percent existed at December 31, 2014.

Operational Risk Management Operational risk is the risk of loss resulting from inadequate or failed internal processes, people, or systems, or from external events, including the risk of loss resulting from fraud, litigation and breaches in data security. The Company operates in many different businesses in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. Operational risk is inherent in all business activities, and the management of this risk is important to the achievement of the Company’s objectives. Business lines have direct and primary responsibility and accountability for identifying, controlling, and monitoring operational risks embedded in their business activities. Business managers maintain a system of controls with the objective of providing proper transaction authorization and execution, proper system operations, proper oversight of third parties with whom they do business, safeguarding of assets from misuse or theft, and ensuring the reliability and security of financial and other data.

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

While the Company believes it has designed effective processes to minimize operational risks, there is no absolute assurance that business disruption or operational losses would not occur from an external event or internal control breakdown. On an ongoing basis, management makes process changes and investments to enhance its systems of internal controls and business continuity and disaster recovery plans.

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

Compliance Risk Management The Company may suffer legal or regulatory sanctions, material financial loss, or damage to reputation through failure to comply with laws, regulations, rules, standards of good practice, and codes of conduct. The Company has controls and processes in place to ensure assessment, identification, monitoring, management and reporting of compliance risks and issues.

The significant increase in regulation and regulatory oversight initiatives over the past several years has substantially increased the importance of the Company’s compliance risk management personnel and activities. For example, the Consumer Financial Protection Bureau (“CFPB”) has authority to prescribe rules, or issue orders or guidelines pursuant to any federal consumer financial law. The CFPB regulates and examines the Company, its banks and other subsidiaries with respect to matters that relate to these laws and consumer financial services and products. The CFPB’s rulemaking, examination and enforcement authority increases enforcement risk in this area including the potential for fines and penalties. Refer to “Supervision and Regulation” in the Company’s Annual Report on Form 10-K for further discussion of the regulatory framework applicable to bank holding companies and their subsidiaries, and the substantial changes to that regulation.

Interest Rate Risk Management In the banking industry, changes in interest rates are a significant risk that can impact earnings, market valuations and safety and soundness of an entity. To manage the impact on net interest income and the market value of assets and liabilities, the Company manages its exposure to changes in interest rates through asset and liability management activities within guidelines established by its Asset Liability Committee (“ALCO”) and approved by the Board of Directors. The ALCO has the responsibility for approving and ensuring compliance with the ALCO management policies, including interest rate risk exposure. The Company uses net interest income simulation analysis and market value of equity modeling for measuring and analyzing consolidated interest rate risk.

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

The table below summarizes the projected impact to net interest income over the next 12 months of various potential interest rate changes. The Company manages its interest rate risk position by holding assets on the balance sheet with desired interest rate risk characteristics, implementing certain pricing strategies for loans and deposits and through the selection of derivatives and various funding and investment portfolio strategies. The Company manages the overall interest rate risk profile within policy limits. The ALCO policy limits the estimated change in net interest income in a gradual 200 bps rate change scenario to a 4.0 percent decline of forecasted net interest income over the next 12 months. At December 31, 2014 and 2013, the Company was within policy.

Market Value of Equity Modeling The Company also manages interest rate sensitivity by utilizing market value of equity modeling, which measures the degree to which the market values of the Company’s assets and liabilities and off-balance sheet instruments will change given a change in interest rates. The valuation analysis is dependent upon certain key assumptions about the nature of assets and liabilities with non-contractual maturities. Management estimates the average life and rate characteristics of asset and liability accounts based upon historical analysis and management’s expectation of rate behavior. Mortgage prepayment assumptions are based on many key variables, including, but not limited to, current and

SENSITIVITY OF NET INTEREST INCOME

	December 31, 2014				December 31, 2013
	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual
Net interest income	*	1.38%	*	1.68%	*	1.07%	*	1.53%
*	Given the current level of interest rates, a downward rate scenario can not be computed.

U.S. BANCORP	The power of potential

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

Management measures the impact of changes in market interest rates under a number of scenarios, including immediate and sustained parallel shifts, and flattening or steepening of the yield curve. The ALCO policy limits the change in the market value of equity in a 200 bps parallel rate shock to a 15.0 percent decline. A 200 bps increase would have resulted in a 6.7 percent decrease in the market value of equity at December 31, 2014, compared with a 5.1 percent decrease at December 31, 2013. A 200 bps decrease, where possible given current rates, would have resulted in a 7.1 percent decrease in the market value of equity at December 31, 2014, compared with a .8 percent decrease at December 31, 2013. The change in the market value of equity to an immediate 200 bps increase in the yield curve at December 31, 2014, as compared with December 31, 2013, was primarily due to enhancements to improve the modeling of balance sheet products with optionality. The change in the market value of equity to an immediate 200 bps decrease in the yield curve at December 31, 2014, as compared with December 31, 2013, was due to lower rates on the long end of the yield curve, as well as enhancements to improve the modeling of balance sheet products with optionality. At December 31, 2014 and 2013, the Company was within policy.

Use of Derivatives to Manage Interest Rate and Other Risks To manage the sensitivity of earnings and capital to interest rate, prepayment, credit, price and foreign currency fluctuations (asset and liability management positions), the Company enters into derivative transactions. The Company uses derivatives for asset and liability management purposes primarily in the following ways:

–	To convert fixed-rate debt from fixed-rate payments to floating-rate payments;

–	To convert the cash flows associated with floating-rate loans and debt from floating-rate payments to fixed-rate payments;
–	To mitigate changes in value of the Company’s mortgage origination pipeline, funded mortgage loans held for sale and MSRs;

–	To mitigate remeasurement volatility of foreign currency denominated balances; and

–	To mitigate the volatility of the Company’s investment in foreign operations driven by fluctuations in foreign currency exchange rates.

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

The Company does not designate all of the derivatives that it enters into for risk management purposes as accounting hedges because of the inefficiency of applying the accounting requirements and may instead elect fair value accounting for the related hedged items. In particular, the Company enters into interest rate swaps, forward commitments to buy to-be-announced securities (“TBAs”), U.S. Treasury futures and options on U.S. Treasury futures to mitigate fluctuations in the value of its MSRs, but does not designate those derivatives as accounting hedges. The estimated net sensitivity to changes in interest rates of the fair value of the MSRs and the related derivative instruments at December 31, 2014, to an immediate 25, 50 and 100 bps downward movement in interest rates would be a decrease of approximately $5 million, $19 million and $99 million, respectively. An immediate upward movement in interest rates at December 31, 2014 of 25, 50 and 100 bps would decrease the fair value of the MSRs and related derivative instruments by $2 million, $12 million and $29 million, respectively. Refer to Note 10 of the Notes to Consolidated Financial Statements for additional information regarding MSRs.

Additionally, the Company uses forward commitments to sell TBAs and other commitments to sell residential mortgage loans at specified prices to economically hedge the interest rate risk in its residential mortgage loan production activities. At December 31, 2014, the Company had $7.2 billion of forward commitments to sell, hedging $3.9 billion of mortgage loans held for sale and $4.3 billion of unfunded mortgage loan commitments. The forward commitments to sell and the unfunded mortgage loan commitments on loans intended to be sold are considered derivatives under the accounting guidance related to accounting for derivative instruments and hedging activities. The Company has elected the fair value option for the mortgage loans held for sale.

Derivatives are subject to credit risk associated with counterparties to the contracts. Credit risk associated with derivatives is measured by the Company based on the probability of counterparty default. The Company manages the credit risk of its derivative positions by diversifying its positions among various counterparties, by entering into master netting arrangements, and, where possible by requiring collateral arrangements. The Company may also transfer counterparty credit risk related to interest rate swaps to third parties through the use of risk participation agreements. In addition, certain interest rate swaps and forwards and credit contracts are required to be centrally cleared through clearing houses to further mitigate counterparty credit risk.

For additional information on derivatives and hedging activities, refer to Notes 20 and 21 in the Notes to Consolidated Financial Statements.

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

The average, high, low and period-end VaR amounts for the Company’s trading positions were as follows:

Year Ended December 31 (Dollars in Millions)	2014	2013
Average	$1	$1
High	2	3
Low	1	1
Period-end	1	1

The Company did not experience any actual trading losses for its combined trading businesses that exceeded VaR by more than a negligible amount during 2014 and 2013. The Company stress tests its market risk measurements to provide management with perspectives on market events that may not be captured by its VaR models, including worst case historical market movement combinations that have not necessarily occurred on the same date.

The Company calculates Stressed VaR using the same underlying methodology and model as VaR, except that a historical continuous one-year look-back period is utilized that reflects a period of significant financial stress appropriate to the Company’s trading portfolio. The period selected by the Company includes the significant market volatility of the last four months of 2008.

The average, high, low and period-end Stressed VaR amounts for the Company’s trading positions were as follows:

Year Ended December 31 (Dollars in Millions)	2014	2013
Average	$4	$4
High	8	8
Low	2	2
Period-end	5	3

U.S. BANCORP	The power of potential

Valuations of positions in the client derivatives and foreign currency transaction businesses are based on standard cash flow or other valuation techniques using market-based assumptions. These valuations are compared to third party quotes or other market prices to determine if there are significant variances. Significant variances are approved by the Company’s market risk management department. Valuation of positions in the corporate bond trading, loan trading and municipal securities businesses are based on trader marks. These trader marks are evaluated against third party prices, with significant variances approved by the Company’s risk management department.

The Company also measures the market risk of its hedging activities related to residential mortgage loans held for sale and MSRs using the Historical Simulation method. The VaRs are measured at the ninety-ninth percentile and employ factors pertinent to the market risks inherent in the valuation of the assets and hedges. The Company monitors the effectiveness of the models through back-testing, updating the data and regular validations. A three-year look-back period is used to obtain past market data for the models.

The average, high and low VaR amounts for the residential mortgage loans held for sale and related hedges and the MSRs and related hedges were as follows:

Year Ended December 31 (Dollars in Millions)	2014	2013
Residential Mortgage Loans Held For Sale and Related Hedges
Average	$1	$1
High	2	4
Low	–	–
Mortgage Servicing Rights and Related Hedges
Average	$4	$3
High	8	7
Low	2	1

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

The Company’s Board of Directors approves the Company’s liquidity policy. The Risk Management Committee of the Company’s Board of Directors oversees the Company’s liquidity risk management process and approves the contingency funding plan. The ALCO reviews the Company’s liquidity policy and guidelines, and regularly assesses the Company’s ability to meet funding requirements arising from adverse company-specific or market events.

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

The Company regularly projects its funding needs under various stress scenarios and maintains a contingency funding plan consistent with the Company’s access to diversified sources of contingent funding. The Company maintains a substantial level of total available liquidity in the form of on-balance sheet and off-balance sheet funding sources. These include cash at the Federal Reserve Bank, unencumbered liquid assets, and capacity to borrow at the Federal Home Loan Bank (“FHLB”) and the Federal Reserve Bank’s Discount Window. Unencumbered liquid assets in the Company’s available-for-sale and held-to-maturity investment portfolios provide asset liquidity through the Company’s ability to sell the securities or pledge and borrow against them. At December 31, 2014, the fair value of unencumbered available-for-sale and held-to-maturity investment securities totaled $86.9 billion, compared with $61.7 billion at December 31, 2013. Refer to Table 13 and “Balance Sheet Analysis” for further information on investment securities maturities and trends. Asset liquidity is further enhanced by the Company’s ability to pledge loans to access secured borrowing facilities through the FHLB and Federal Reserve Bank. At December 31, 2014, the Company could have borrowed an additional $76.0 billion at the FHLB and Federal Reserve Bank based on collateral available for additional borrowings.

TABLE 20 DEBT RATINGS

	Moody’s	Standard & Poor’s	Fitch	Dominion Bond Rating Service
U.S. Bancorp
Short-term borrowings			F1+	R-1 (middle)
Senior debt and medium-term notes	A1	A+	AA-	AA
Subordinated debt	A2	A	A+	AA (low)
Preferred stock	Baa1	BBB	BBB	A
Commercial paper	P-1	A-1	F1+	R-1 (middle)
U.S. Bank National Association
Short-term time deposits	P-1	A-1+	F1+	R-1 (high)
Long-term time deposits	Aa3	AA-	AA	AA (high)
Bank notes	Aa3/P-1	AA-/A-1+	AA-/F1+	AA (high)
Subordinated debt	A1	A+	A+	AA
Senior unsecured debt	Aa3	AA-	AA-	AA (high)
Commercial paper	P-1	A-1+	F1+	R-1 (high)

The Company’s diversified deposit base provides a sizeable source of relatively stable and low-cost funding, while reducing the Company’s reliance on the wholesale markets. Total deposits were $282.7 billion at December 31, 2014, compared with $262.1 billion at December 31, 2013. Refer to Table 14 and “Balance Sheet Analysis” for further information on the Company’s deposits.

Additional funding is provided by long-term debt and short-term borrowings. Long-term debt was $32.3 billion at December 31, 2014, and is an important funding source because of its multi-year borrowing structure. Refer to Note 13 of the Notes to Consolidated Financial Statements for information on the terms and maturities of the Company’s long-term debt issuances and “Balance Sheet Analysis” for discussion on long-term debt trends. Short-term borrowings were $29.9 billion at December 31, 2014, and supplement the Company’s other funding sources. Refer to Note 12 of the Notes to Consolidated Financial Statements and “Balance Sheet Analysis” for information on the terms and trends of the Company’s short-term borrowings.

The Company’s ability to raise negotiated funding at competitive prices is influenced by rating agencies’ views of the Company’s credit quality, liquidity, capital and earnings. Table 20 details the rating agencies’ most recent assessments.

In addition to assessing liquidity risk on a consolidated basis, the Company monitors the parent company’s liquidity. The parent company’s routine funding requirements consist primarily of operating expenses, dividends paid to shareholders, debt service, repurchases of common stock and funds used for acquisitions. The parent company obtains funding to meet its obligations from dividends collected from its subsidiaries and the issuance of debt and capital securities. The Company maintains sufficient funding to meet expected parent company obligations, without access to the wholesale funding markets or dividends from subsidiaries, for 12 months when forecasted payments of common stock dividends are included and 24 months assuming dividends were reduced to zero. The parent company currently has available funds considerably greater than the amounts required to satisfy these conditions.

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

At December 31, 2014, parent company long-term debt outstanding was $13.2 billion, compared with $11.4 billion at December 31, 2013. The $1.8 billion increase was due to the issuances of $2.3 billion of medium-term notes and $1.0 billion of subordinated notes, partially offset by the maturity of $1.5 billion of medium-term notes. At December 31, 2014, there was $1.8 billion of parent company debt scheduled to mature in 2015. Future debt maturities may be met through medium-term note and capital security issuances and dividends from subsidiaries, as well as from parent company cash and cash equivalents.

U.S. BANCORP	The power of potential

TABLE 21 CONTRACTUAL OBLIGATIONS

	Payments Due By Period
At December 31, 2014 (Dollars in Millions)	One Year or Less	Over One Through Three Years	Over Three Through Five Years	Over Five Years	Total
Contractual Obligations(a)
Long-term debt(b)	$4,754	$13,478	$7,012	$7,016	$32,260
Operating leases	265	444	300	503	1,512
Purchase obligations	269	287	98	18	672
Benefit obligations(c)	21	43	46	150	260
Time deposits	30,417	5,803	2,338	9	38,567
Contractual interest payments(d)	868	1,061	693	821	3,443
Equity investment commitments	1,331	396	19	21	1,767
Total	$37,925	$21,512	$10,506	$8,538	$78,481
(a)	Unrecognized tax positions of $267 million at December 31, 2014, are excluded as the Company cannot make a reasonably reliable estimate of the period of cash settlement with the respective taxing authority.
(b)	Includes obligations under capital leases.
(c)	Amounts only include obligations related to the unfunded non-qualified pension plans.
(d)	Includes accrued interest and future contractual interest obligations.

Dividend payments to the Company by its subsidiary bank are subject to regulatory review and statutory limitations and, in some instances, regulatory approval. In general, dividends to the parent company from its banking subsidiary are limited by rules which compare dividends to net income for regulatorily-defined periods. For further information, see Note 24 of the Notes to Consolidated Financial Statements.

In 2010, the Basel Committee on Banking Supervision issued Basel III, a global regulatory framework proposed to enhance international capital and liquidity standards. During 2014, U.S. banking regulators approved a final regulatory Liquidity Coverage Ratio (“LCR”), similar to the measure proposed by the Basel Committee as part of Basel III, requiring banks to maintain an adequate level of unencumbered high quality liquid assets to meet estimated liquidity needs over a 30-day stressed period. The LCR requirement is effective for the Company beginning January 1, 2015, subject to certain transition provisions over the next two years to full implementation by January 1, 2017. The Company currently exceeds the fully implemented LCR requirement based on its interpretation of the U.S. final LCR rule.

European Exposures Certain European countries have experienced severe credit deterioration. The Company does not hold sovereign debt of any European country, but may have indirect exposure to sovereign debt through its investments in, and transactions with, European banks. At December 31, 2014, the Company had investments in perpetual preferred stock issued by European banks with an amortized cost totaling $66 million and unrealized losses totaling $2 million, compared with an amortized cost totaling $70 million and unrealized losses totaling $7 million, at

December 31, 2013. The Company also transacts with various European banks as counterparties to interest rate, mortgage-related and foreign currency derivatives for its hedging and customer-related activities; however, none of these banks are domiciled in the countries experiencing the most significant credit deterioration. These derivatives are subject to master netting arrangements. In addition, interest rate and foreign currency derivative transactions are subject to collateral arrangements which significantly limit the Company’s exposure to loss as they generally require daily posting of collateral. At December 31, 2014, the Company was in a net receivable position with three banks in the United Kingdom, one bank in Germany, one bank in France, and one bank in Switzerland, totaling $30 million. The Company was in a net payable position to each of the other European banks.

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

The Company provides merchant processing and corporate trust services in Europe either directly or through banking affiliations in Europe. Operating cash for these businesses is deposited on a short-term basis with certain European banks. However, exposure is mitigated by the Company placing deposits at multiple banks and managing the amounts on deposit at any bank based on institution-specific deposit limits. At December 31, 2014, the Company had an aggregate amount on deposit with European banks of approximately $265 million.

The money market funds managed by a subsidiary of the Company do not have any investments in European sovereign debt, other than approximately $329 million at December 31, 2014 guaranteed by the country of Germany. Other than investments in banks in the countries of the Netherlands, France and Germany, those funds do not have any unsecured investments in banks domiciled in the Eurozone.

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

Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses. Many of the Company’s commitments to extend credit expire without being drawn, and therefore, total commitment amounts do not necessarily represent future liquidity requirements or the Company’s exposure to credit loss. Commitments to extend credit also include consumer credit lines that are cancelable upon notification to the consumer. Total contractual amounts of commitments to extend credit at December 31, 2014 were $250.8 billion. The Company also issues various types of letters of credit, including standby and commercial. Total contractual amounts of letters of credit at December 31, 2014 were $15.2 billion. For more information on the Company’s commitments to extend credit and letters of credit, refer to Note 23 in the Notes to Consolidated Financial Statements.

The Company’s off-balance sheet arrangements with unconsolidated entities primarily consist of private investment funds or partnerships that make equity investments, provide debt financing or support community-based investments in tax-advantaged projects. In addition to providing investment returns, these arrangements in many cases assist the Company in complying with requirements of the Community Reinvestment Act. The investments in these entities generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. The entities in which the Company invests are generally considered VIEs. The Company’s recorded net investment in these entities as of December 31, 2014 was approximately $2.5 billion.

The Company also has non-controlling financial investments in private funds and partnerships considered VIEs. The Company’s recorded investment in these entities was approximately $94 million at December 31, 2014, and the Company had unfunded commitments to invest an additional $11 million. For more information on the Company’s interests in unconsolidated VIEs, refer to Note 8 in the Notes to Consolidated Financial Statements.

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

The Company and certain of its subsidiaries, along with other Visa U.S.A. Inc. member banks, have a contingent guarantee obligation to indemnify Visa Inc. for potential losses arising from antitrust lawsuits challenging the practices of Visa U.S.A. Inc. and MasterCard International. The indemnification by the Company and other Visa U.S.A. Inc. member banks has no maximum amount. Refer to Note 23 in the Notes to Consolidated Financial Statements for further details regarding guarantees, other commitments, and contingent liabilities, including maximum potential future payments and current carrying amounts.

Capital Management The Company is committed to managing capital to maintain strong protection for depositors and creditors and for maximum shareholder benefit. The Company continually assesses its business risks and capital position. The Company also manages its capital to exceed regulatory capital requirements for well-capitalized bank holding companies. To achieve its capital

U.S. BANCORP	The power of potential

goals, the Company employs a variety of capital management tools, including dividends, common share repurchases, and the issuance of subordinated debt, non-cumulative perpetual preferred stock, common stock and other capital instruments.

On June 17, 2014, the Company announced its Board of Directors had approved a 6.5 percent increase in the Company’s dividend rate per common share, from $.23 per quarter to $.245 per quarter.

The Company repurchased approximately 54 million shares of its common stock in 2014, compared with approximately 65 million shares in 2013. The average price paid for the shares repurchased in 2014 was $41.65 per share, compared with $35.55 per share in 2013. As of December 31, 2014, the approximate dollar value of shares that may yet be purchased by the Company under the current Board of Directors approved authorization was $520 million. For a more complete analysis of activities impacting shareholders’ equity and capital management programs, refer to Note 15 of the Notes to Consolidated Financial Statements.

Total U.S. Bancorp shareholders’ equity was $43.5 billion at December 31, 2014, compared with $41.1 billion at December 31, 2013. The increase was primarily the result of corporate earnings and changes in unrealized gains and losses on available-for-sale investment securities included in other comprehensive income, partially offset by dividends and common share repurchases.

Prior to 2014, the regulatory capital requirements effective for the Company followed the Capital Accord of the Basel Committee on Banking Supervision (“Basel I”). Beginning January 1, 2014, the regulatory capital requirements effective for the Company follow Basel III, subject to certain transition provisions from Basel I over the following four years to full implementation by January 1, 2018. Regulatory capital rule changes implemented under Basel III include redefining the regulatory capital elements and minimum capital ratios, introducing regulatory capital buffers above those minimums, revising rules for risk-weighted assets and requiring a new common equity tier 1 capital ratio. In addition, Basel III includes two comprehensive methodologies for calculating risk-weighted assets: a general standardized approach and more risk-sensitive advanced approaches. As of April 1, 2014, the Company exited its parallel run qualification period, resulting in its capital adequacy now being evaluated against the Basel III methodology that is most restrictive. Under Basel III, banking regulators define minimum capital requirements for banks and financial services holding companies. These requirements are expressed in the form of a minimum common equity tier 1 capital ratio, tier 1 capital ratio, total risk-based capital ratio, and tier 1 leverage ratio. The minimum required level for these ratios at December 31, 2014, was 4.0 percent, 5.5 percent, 8.0 percent, and 4.0 percent, respectively. The Company targets its regulatory capital levels, at both the bank and bank holding company level, to exceed the “well-capitalized” threshold for these ratios. At December 31, 2014, the minimum “well-capitalized” threshold for the tier 1 capital ratio, total risk-based capital ratio, and tier 1 leverage ratio was 6.0 percent, 10.0 percent, 5.0 percent, respectively. The most recent notification from the Office of the Comptroller of the Currency categorized the Company’s bank subsidiary as “well-capitalized” under the FDIC Improvement Act prompt corrective action provisions that are applicable to all banks. There are no conditions or events since that notification that management believes have changed the risk-based category of its covered subsidiary bank.

As an approved mortgage seller and servicer, U.S. Bank National Association, through its mortgage banking division, is required to maintain various levels of shareholder’s equity, as specified by various agencies, including the United States Department of Housing and Urban Development, Government National Mortgage Association, Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. At December 31, 2014, U.S. Bank National Association met these requirements.

Table 22 provides a summary of statutory regulatory capital ratios in effect for the Company at December 31, 2014 and 2013.

During 2014, U.S. banking regulators approved a final regulatory Supplementary Leverage Ratio (“SLR”) requirement for banks calculating capital adequacy using advanced approaches under Basel III. The SLR is defined as tier 1 capital divided by total leverage exposure, which includes both on- and off-balance sheet exposures. The Company is required to calculate and report its SLR beginning in the first quarter 2015; however, the Company is not subject to the minimum SLR requirement until January 1, 2018. The Company believes it currently exceeds the applicable minimum SLR requirement.

        The Company believes certain capital ratios in addition to statutory regulatory capital ratios are useful in evaluating its capital adequacy. The Company’s tangible common equity, as a percent of tangible assets and as a percent of risk-weighted assets calculated under the standardized approach, were 7.5 percent and 9.3 percent, respectively, at December 31, 2014, compared with 7.7 percent and 9.1 percent, respectively, at December 31, 2013. The Company’s common equity tier 1 to risk-weighted assets

TABLE 22 REGULATORY CAPITAL RATIOS

	U.S. Bancorp		U.S. Bank National Association
At December 31 (Dollars in Millions)	2014	2013	2014	2013
Basel III transitional standardized approach/Basel I:
Common equity tier 1 capital(a)	$30,856		$32,381
Tier 1 capital	36,020	$33,386	32,789	$30,167
Total risk-based capital	43,208	39,340	40,008	36,392
Risk-weighted assets	317,398	297,919	313,261	293,335

Common equity tier 1 capital as a percent of risk-weighted assets(a)	9.7%		10.3%
Tier 1 capital as a percent of risk-weighted assets	11.3	11.2%	10.5	10.3%
Total risk-based capital as a percent of risk-weighted assets	13.6	13.2	12.8	12.4
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	9.3	9.6	8.6	8.8

Basel III transitional advanced approaches:
Common equity tier 1 capital(a)	$30,856		$32,381
Tier 1 capital	36,020		32,789
Total risk-based capital	40,475		37,299
Risk-weighted assets	248,596		245,007

Common equity tier 1 capital as a percent of risk-weighted assets(a)	12.4%		13.2%
Tier 1 capital as a percent of risk-weighted assets	14.5		13.4
Total risk-based capital as a percent of risk-weighted assets	16.3		15.2

BANK REGULATORY CAPITAL REQUIREMENTS

	Minimum	Well- Capitalized
2014
Common equity tier 1 capital as a percent of risk-weighted assets	4.0%	*
Tier 1 capital as a percent of risk-weighted assets	5.5	6.0%
Total risk-based capital as a percent of risk-weighted assets	8.0	10.0
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	4.0	5.0
2013
Tier 1 capital as a percent of risk-weighted assets	4.0%	6.0%
Total risk-based capital as a percent of risk-weighted assets	8.0	10.0
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	4.0	5.0
*	Not applicable.
Note:	December 31, 2014 amounts calculated under the Basel III transitional standardized and advanced approaches, with the Company being evaluated for capital adequacy against the approach that is most restrictive. December 31, 2013 amounts calculated under Basel I.
(a)	Beginning January 1, 2014, the regulatory capital requirements effective for the Company include a common equity tier 1 capital as a percent of risk-weighted assets ratio.

ratio using the Basel III standardized approach as if fully implemented was 9.0 percent at December 31, 2014, compared with 8.8 percent at December 31, 2013. The Company’s common equity tier 1 to risk-weighted assets ratio using the Basel III advanced approaches as if fully implemented was 11.8 percent at December 31, 2014. Refer to “Non-GAAP Financial Measures” for further information regarding the calculation of these ratios.

FOURTH QUARTER SUMMARY

The Company reported net income attributable to U.S. Bancorp of $1.5 billion for the fourth quarter of 2014, or $.79 per diluted common share, compared with $1.5 billion, or $.76 per diluted common share, for the fourth quarter of 2013. Return on average assets and return on average common equity were 1.50 percent and 14.4 percent, respectively, for the fourth quarter of 2014, compared with 1.62 percent and 15.4 percent, respectively, for the fourth quarter of 2013.

Total net revenue, on a taxable-equivalent basis for the fourth quarter of 2014, was $280 million (5.7 percent) higher than the fourth quarter of 2013, reflecting a 2.4 percent increase in net interest income and a 9.9 percent increase in noninterest income. The increase in net interest income from the fourth quarter of 2013 was the result of an increase in average earning assets and continued growth in lower cost core deposit funding, partially offset by a decrease in the net interest margin. Noninterest income increased from a year ago, primarily due to higher revenue in most fee businesses and higher other income, including the impact of the fourth quarter 2014 Nuveen gain.

U.S. BANCORP	The power of potential

Noninterest expense in the fourth quarter of 2014 was $122 million (4.5 percent) higher than the fourth quarter of 2013, primarily due to accruals related to certain legal matters, charitable contributions and higher compensation expense, reflecting the impact of merit increases, acquisitions and higher staffing for risk, compliance and internal audit activities.

Fourth quarter 2014 net interest income, on a taxable-equivalent basis, was $2.8 billion, compared with $2.7 billion in the fourth quarter of 2013. The $66 million (2.4 percent) increase was principally the result of growth in average earning assets and lower cost core deposit funding, partially offset by lower rates on new loans and investment securities and lower loan fees. Average earning assets were $35.4 billion (11.1 percent) higher in the fourth quarter of 2014 compared with the same period of 2013, driven by increases in loans and investment securities. The net interest margin, on a taxable-equivalent basis, in the fourth quarter of 2014 was 3.14 percent, compared with 3.40 percent in the fourth quarter of 2013, reflecting lower reinvestment rates on investment securities, as well as growth in the investment portfolio at lower average rates, lower loan fees due to the wind down of the CAA product, and strong growth in lower rate commercial loans, partially offset by lower funding costs.

TABLE 23 FOURTH QUARTER RESULTS

	Three Months Ended December 31,
(Dollars and Shares in Millions, Except Per Share Data)	2014	2013
Condensed Income Statement
Net interest income (taxable-equivalent basis)(a)	$2,799	$2,733
Noninterest income	2,369	2,155
Securities gains (losses), net	1	1

Total net revenue	5,169	4,889
Noninterest expense	2,804	2,682
Provision for credit losses	288	277

Income before taxes	2,077	1,930
Taxable-equivalent adjustment	55	56
Applicable income taxes	521	403

Net income	1,501	1,471
Net (income) loss attributable to noncontrolling interests	(13)	(15)

Net income attributable to U.S. Bancorp	$1,488	$1,456
Net income applicable to U.S. Bancorp common shareholders	$1,420	$1,389
Per Common Share
Earnings per share	$.79	$.76
Diluted earnings per share	$.79	$.76
Dividends declared per share	$.245	$.230
Average common shares outstanding	1,787	1,821
Average diluted common shares outstanding	1,796	1,832
Financial Ratios
Return on average assets	1.50%	1.62%
Return on average common equity	14.4	15.4
Net interest margin (taxable-equivalent basis)(a)	3.14	3.40
Efficiency ratio	54.3	54.9
(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.

Noninterest income in the fourth quarter of 2014 was $2.4 billion, compared with $2.2 billion in the same period of 2013, an increase of $214 million (9.9 percent). The increase was due to increases in other income and a majority of fee revenue categories, partially offset by a reduction in commercial products revenue. The $161 million increase in other income was primarily due to higher equity investment income, including the Nuveen gain, and increased revenue from tax-advantaged projects. Trust and investment management fees increased $25 million (8.4 percent), reflecting account growth, improved market conditions and business expansion. Merchant processing services revenue was $17 million (4.6 percent) higher as a result of increases in fee-based product revenue and higher volumes, partially offset by lower rates. Credit and debit card revenue and corporate payment products revenue increased $9 million (3.4 percent) and $8 million (4.8 percent), respectively, over the fourth quarter of 2013, primarily due to higher transaction volumes. The $24 million (9.9 percent) decrease in commercial products revenue was primarily due to lower tax-advantaged project syndication fees.

Noninterest expense in the fourth quarter of 2014 was $2.8 billion, or $122 million (4.5 percent) higher than the fourth quarter of 2013. The increase was the result of charitable contributions and legal accruals, and higher compensation expense. The increase in compensation expense of $48 million (4.4 percent) reflected the impact of merit increases, acquisitions and higher staffing for risk, compliance and internal audit activities, partially offset by lower employee benefits expense of $30 million (10.9 percent) driven by lower pension costs. The increase in other noninterest expense of $45 million (9.0 percent) was primarily due to the legal accruals. The increase in marketing and business development expense of $26 million (25.2 percent) was principally due to charitable contributions. In addition, professional services expense increased $14 million (11.9 percent) due to higher costs across a majority of the lines of business, and technology and communications expense increased $10 million (4.8 percent) as a result of business initiatives across most business lines.

The provision for credit losses for the fourth quarter of 2014 was $288 million, an increase of $11 million (4.0 percent) from the same period of 2013. Net charge-offs were $308 million in the fourth quarter of 2014, compared with $312 million in the fourth quarter of 2013. The provision for credit losses was lower than net charge-offs by $20 million in the fourth quarter of 2014, compared with $35 million in the fourth quarter of 2013.

The provision for income taxes for the fourth quarter of 2014 resulted in an effective tax rate of 25.8 percent, compared with an effective tax rate of 21.5 percent for the fourth quarter of 2013. The increase in the effective tax rate for the fourth quarter of 2014, compared with the same period of the prior year, primarily reflected the affordable housing tax credit accounting change in the first quarter of 2014 and the favorable resolution of certain tax matters in the fourth quarter of 2013.

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

U.S. BANCORP	The power of potential

TABLE 24 LINE OF BUSINESS FINANCIAL PERFORMANCE

	Wholesale Banking and Commercial Real Estate			Consumer and Small Business Banking
Year Ended December 31 (Dollars in Millions)	2014	2013	Percent Change	2014	2013	Percent Change
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$2,061	$2,011	2.5%	$4,313	$4,598	(6.2)%
Noninterest income	976	1,092	(10.6)	2,602	2,892	(10.0)
Securities gains (losses), net	–	–	–	–	–	–
Total net revenue	3,037	3,103	(2.1)	6,915	7,490	(7.7)
Noninterest expense	1,238	1,218	1.6	4,571	4,482	2.0
Other intangibles	4	8	(50.0)	41	41	–
Total noninterest expense	1,242	1,226	1.3	4,612	4,523	2.0
Income before provision and income taxes	1,795	1,877	(4.4)	2,303	2,967	(22.4)
Provision for credit losses	43	(89)	*	393	600	(34.5)
Income before income taxes	1,752	1,966	(10.9)	1,910	2,367	(19.3)
Income taxes and taxable-equivalent adjustment	637	716	(11.0)	695	862	(19.4)
Net income	1,115	1,250	(10.8)	1,215	1,505	(19.3)
Net (income) loss attributable to noncontrolling interests	–	–	–	–	–	–
Net income attributable to U.S. Bancorp	$1,115	$1,250	(10.8)	$1,215	$1,505	(19.3)
Average Balance Sheet
Commercial	$57,989	$50,774	14.2%	$9,074	$8,495	6.8%
Commercial real estate	20,954	19,566	7.1	18,836	17,923	5.1
Residential mortgages	20	26	(23.1)	50,414	47,080	7.1
Credit card	–	–	–	–	–	–
Other retail	4	7	(42.9)	46,221	44,848	3.1
Total loans, excluding covered loans	78,967	70,373	12.2	124,545	118,346	5.2
Covered loans	190	363	(47.7)	5,779	6,566	(12.0)
Total loans	79,157	70,736	11.9	130,324	124,912	4.3
Goodwill	1,628	1,604	1.5	3,602	3,514	2.5
Other intangible assets	21	25	(16.0)	2,675	2,406	11.2
Assets	86,361	77,180	11.9	144,164	140,248	2.8
Noninterest-bearing deposits	32,642	31,037	5.2	23,771	22,104	7.5
Interest checking	10,599	10,507	.9	36,227	33,046	9.6
Savings products	18,667	14,105	32.3	50,034	46,357	7.9
Time deposits	18,147	18,482	(1.8)	17,953	21,138	(15.1)
Total deposits	80,055	74,131	8.0	127,985	122,645	4.4
Total U.S. Bancorp shareholders’ equity	7,743	7,287	6.3	11,483	12,218	(6.0)
*	Not meaningful

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

Wealth Management and Securities Services			Payment Services			Treasury and Corporate Support			Consolidated Company
2014	2013	Percent Change	2014	2013	Percent Change	2014	2013	Percent Change	2014	2013	Percent Change

$370	$342	8.2%	$1,740	$1,584	9.8%	$2,513	$2,293	9.6%	$10,997	$10,828	1.6%
1,395	1,267	10.1	3,292	3,205	2.7	896	309	*	9,161	8,765	4.5
–	–	–	–	–	–	3	9	(66.7)	3	9	(66.7)
1,765	1,609	9.7	5,032	4,789	5.1	3,412	2,611	30.7	20,161	19,602	2.9
1,349	1,306	3.3	2,356	2,282	3.2	1,002	763	31.3	10,516	10,051	4.6
33	37	(10.8)	121	137	(11.7)	–	–	–	199	223	(10.8)
1,382	1,343	2.9	2,477	2,419	2.4	1,002	763	31.3	10,715	10,274	4.3
383	266	44.0	2,555	2,370	7.8	2,410	1,848	30.4	9,446	9,328	1.3
9	6	50.0	766	769	(.4)	18	54	(66.7)	1,229	1,340	(8.3)
374	260	43.8	1,789	1,601	11.7	2,392	1,794	33.3	8,217	7,988	2.9
137	94	45.7	651	582	11.9	189	2	*	2,309	2,256	2.3
237	166	42.8	1,138	1,019	11.7	2,203	1,792	22.9	5,908	5,732	3.1
–	–	–	(35)	(39)	10.3	(22)	143	*	(57)	104	*
$237	$166	42.8	$1,103	$980	12.6	$2,181	$1,935	12.7	$5,851	$5,836	.3

$1,960	$1,711	14.6%	$6,542	$6,086	7.5%	$169	$208	(18.8)%	$75,734	$67,274	12.6%
607	652	(6.9)	–	–	–	195	96	*	40,592	38,237	6.2
1,383	875	58.1	–	–	–	1	1	–	51,818	47,982	8.0
–	–	–	17,635	16,813	4.9	–	–	–	17,635	16,813	4.9
1,456	1,533	(5.0)	672	737	(8.8)	–	–	–	48,353	47,125	2.6
5,406	4,771	13.3	24,849	23,636	5.1	365	305	19.7	234,132	217,431	7.7
4	14	(71.4)	5	5	–	1,582	3,095	(48.9)	7,560	10,043	(24.7)
5,410	4,785	13.1	24,854	23,641	5.1	1,947	3,400	(42.7)	241,692	227,474	6.3
1,568	1,535	2.1	2,514	2,511	.1	–	–	–	9,312	9,164	1.6
159	173	(8.1)	483	572	(15.6)	–	2	*	3,338	3,178	5.0
8,489	7,644	11.1	31,098	29,844	4.2	109,892	97,764	12.4	380,004	352,680	7.7
15,120	14,595	3.6	739	703	5.1	1,183	581	*	73,455	69,020	6.4
5,866	4,789	22.5	555	449	23.6	1	1	–	53,248	48,792	9.1
29,288	26,819	9.2	78	57	36.8	106	90	17.8	98,173	87,428	12.3
3,899	4,903	(20.5)	–	–	–	1,765	694	*	41,764	45,217	(7.6)
54,173	51,106	6.0	1,372	1,209	13.5	3,055	1,366	*	266,640	250,457	6.5
2,283	2,385	(4.3)	5,697	6,046	(5.8)	15,631	11,981	30.5	42,837	39,917	7.3

Designations, assignments and allocations change from time to time as management systems are enhanced, methods of evaluating performance or product lines change or business segments are realigned to better respond to the Company’s diverse customer base. During 2014, certain organization and methodology changes were made and, accordingly, 2013 results were restated and presented on a comparable basis.

Wholesale Banking and Commercial Real Estate Wholesale Banking and Commercial Real Estate offers lending, equipment finance and small-ticket leasing, depository services, treasury management, capital markets, international trade services and other financial services to middle market, large corporate, commercial real estate, financial institution, non-profit and public sector clients. Wholesale Banking and Commercial Real Estate contributed $1.1 billion of the Company’s net income in 2014, or a decrease of $135 million (10.8 percent) compared with 2013. The decrease was primarily driven by a higher provision for credit losses and lower net revenue.

Net revenue decreased $66 million (2.1 percent) in 2014, compared with 2013. Net interest income, on a taxable-equivalent basis, increased $50 million (2.5 percent) in 2014, compared with 2013, driven by increases in average loans and deposits, partially offset by lower rates and fees on loans. Noninterest income decreased $116 million (10.6 percent) in

U.S. BANCORP	The power of potential

2014, compared with 2013, driven by lower commercial products revenue, including lower standby letters of credit fees and other loan-related fees partially offset by higher bond underwriting fees.

Noninterest expense increased $16 million (1.3 percent) in 2014, compared with 2013, primarily due to an increase in the FDIC insurance assessment allocation based on the level of commitments, offset by lower professional services expense. The provision for credit losses increased $132 million in 2014, compared with 2013, due to higher net charge-offs and increases in the reserve allocation due to loan growth. Nonperforming assets were $183 million at December 31, 2014, compared with $298 million at December 31, 2013. Nonperforming assets as a percentage of period-end loans were .22 percent at December 31, 2014, compared with .40 percent at December 31, 2013. Refer to the “Corporate Risk Profile” section for further information on factors impacting the credit quality of the loan portfolios.

Consumer and Small Business Banking Consumer and Small Business Banking delivers products and services through banking offices, telephone servicing and sales, on-line services, direct mail, ATM processing and mobile devices, such as mobile phones and tablet computers. It encompasses community banking, metropolitan banking, in-store banking, small business banking, consumer lending, workplace banking, student banking and 24-hour banking (collectively, the retail banking division), as well as mortgage banking. Consumer and Small Business Banking contributed $1.2 billion of the Company’s net income in 2014, or a decrease of $290 million (19.3 percent), compared with 2013. The decrease was due to lower net revenue and higher noninterest expense, partially offset by a decrease in the provision for credit losses. Within Consumer and Small Business Banking, the retail banking division contributed $688 million of the total net income in 2014, or a decrease of $165 million (19.3 percent) from the prior year. Mortgage banking contributed $527 million of the business line’s net income in 2014, or a decrease of $125 million (19.2 percent) from the prior year, reflecting lower mortgage banking activity in 2014.

Net revenue decreased $575 million (7.7 percent) in 2014, compared with 2013. Net interest income, on a taxable-equivalent basis, decreased $285 million (6.2 percent) in 2014, compared with 2013, primarily due to lower loan fees due to the wind down of the CAA product, lower rates on loans, and the impact of lower rates on the margin benefit from deposits, partially offset by higher average loan and deposit balances. Noninterest income decreased $290 million (10.0 percent) in 2014, compared with 2013, primarily the result of lower mortgage banking revenue due to lower origination and sales revenue, partially offset by higher deposit service charges and retail lease revenue. Noninterest expense increased $89 million (2.0 percent) in 2014, compared with 2013, the result of mortgage servicing-related expenses and higher compensation and employee benefits expense, partially offset by lower mortgage-related incentive compensation, due to lower mortgage portfolio production, and lower FDIC insurance assessments.

The provision for credit losses decreased $207 million (34.5 percent) in 2014, compared with 2013, due to lower net charge-offs. As a percentage of average loans outstanding, net charge-offs decreased to .38 percent in 2014, compared with .56 percent in 2013. Nonperforming assets were $1.4 billion at December 31, 2014 and 2013. Nonperforming assets as a percentage of period-end loans were 1.10 percent at December 31, 2014, compared with 1.12 percent at December 31, 2013. Refer to the “Corporate Risk Profile” section for further information on factors impacting the credit quality of the loan portfolios.

Wealth Management and Securities Services Wealth Management and Securities Services provides private banking, financial advisory services, investment management, retail brokerage services, insurance, trust, custody and fund servicing through five businesses: Wealth Management, Corporate Trust Services, U.S. Bancorp Asset Management, Institutional Trust & Custody and Fund Services. Wealth Management and Securities Services contributed $237 million of the Company’s net income in 2014, an increase of $71 million (42.8 percent), compared with 2013. The increase from the prior year was primarily due to higher net revenue, partially offset by higher noninterest expense.

Net revenue increased $156 million (9.7 percent) in 2014, compared with 2013, driven by a $128 million (10.1 percent) increase in noninterest income, reflecting the impact of account growth, improved market conditions and business expansion. Net interest income, on a taxable-equivalent basis, increased $28 million (8.2 percent) in 2014, compared with 2013, principally due to higher average loan and deposit balances and an increase in the margin benefit of corporate trust deposits.

Noninterest expense increased $39 million (2.9 percent) in 2014, compared with 2013. The increase in noninterest expense was primarily due to higher professional services and compensation and employee benefits expense, including the impact of business expansion, partially offset by lower net shared services expense.

Payment Services Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate, government and purchasing card services, consumer lines of credit and merchant processing. Payment Services contributed $1.1 billion of the Company’s net income in 2014, or an increase of $123 million (12.6 percent) compared with 2013. The increase was primarily due to higher net revenue, partially offset by higher noninterest expense.

Net revenue increased $243 million (5.1 percent) in 2014, compared with 2013. Net interest income, on a taxable-equivalent basis, increased $156 million (9.8 percent) in 2014, compared with 2013, driven by higher average loan balances, higher loan-related fees and improved loan rates. Noninterest income increased $87 million (2.7 percent) in 2014, compared with 2013, reflecting higher merchant processing services revenue due to higher volumes and an increase in fee-based product revenue, partially offset by lower rates, and an increase in credit and debit card revenue on higher transaction volumes.

Noninterest expense increased $58 million (2.4 percent) in 2014, compared with 2013, primarily due to higher compensation and employee benefits expense, higher merchant processing expenses and higher net shared services expense, including the impact of business initiatives, partially offset by reductions in technology and communications expense and other intangibles expense. The provision for credit losses decreased $3 million (.4 percent) in 2014, compared with 2013. As a percentage of average loans outstanding, net charge-offs were 3.11 percent in 2014, compared with 3.29 percent in 2013.

Treasury and Corporate Support Treasury and Corporate Support includes the Company’s investment portfolios, most covered commercial and commercial real estate loans and related other real estate owned, funding, capital management, interest rate risk management, the net effect of transfer pricing related to average balances, income taxes not allocated to the business lines, including most investments in tax-advantaged projects, and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis. Treasury and Corporate Support recorded net income of $2.2 billion in 2014, compared with $1.9 billion in 2013.

Net revenue increased $801 million (30.7 percent) in 2014, compared with 2013. Net interest income, on a taxable-equivalent basis, increased $220 million (9.6 percent) in 2014, compared with 2013, principally due to increases in average balances in the investment securities portfolio and lower rates on short-term borrowings, partially offset by lower income from the run-off of acquired assets. Noninterest income increased $581 million in 2014, compared with 2013, primarily due to higher equity investment income, including the 2014 Visa sale and Nuveen gain, and higher commercial products revenue.

Noninterest expense increased $239 million (31.3 percent) in 2014, compared with 2013, primarily reflecting the 2014 FHA DOJ settlement, accruals related to certain legal matters, higher charitable contributions and conversion costs, insurance-related recoveries in the prior year and increased compensation expense, partially offset by a decrease in employee benefits expense and lower costs related to investments in tax-advantaged projects.

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

NON-GAAP FINANCIAL MEASURES

In addition to capital ratios defined by banking regulators, the Company considers various other measures when evaluating capital utilization and adequacy, including:

–	Tangible common equity to tangible assets,

–	Tangible common equity to risk-weighted assets,

–	Common equity tier 1 capital to risk-weighted assets estimated for the Basel III fully implemented standardized approach,

–	Common equity tier 1 capital to risk-weighted assets estimated for the Basel III fully implemented advanced approaches, and for additional information,

–	Tier 1 common equity to risk-weighted assets using the Basel I definition.

These measures are viewed by management as useful additional methods of reflecting the level of capital available to withstand unexpected market or economic conditions. Additionally, presentation of these measures allows investors, analysts and banking regulators to assess the Company’s capital position relative to other financial services companies. These measures differ from currently effective capital ratios defined by banking regulations principally in that the numerator includes unrealized gains and losses related to available-for-sale securities and excludes preferred securities, including preferred stock, the nature and extent of which varies among different financial services companies. These measures are not defined in generally accepted accounting principles (“GAAP”), or are not currently effective or defined in federal banking regulations. As a result, these measures disclosed by the Company may be considered non-GAAP financial measures.

There may be limits in the usefulness of these measures to investors. As a result, the Company encourages readers to consider the consolidated financial statements and other financial information contained in this report in their entirety, and not to rely on any single financial measure.

U.S. BANCORP	The power of potential

The following table shows the Company’s calculation of these Non-GAAP financial measures:

At December 31 (Dollars in Millions)	2014	2013	2012	2011	2010
Total equity	$44,168	$41,807	$40,267	$34,971	$30,322
Preferred stock	(4,756)	(4,756)	(4,769)	(2,606)	(1,930)
Noncontrolling interests	(689)	(694)	(1,269)	(993)	(803)
Goodwill (net of deferred tax liability)(1)	(8,403)	(8,343)	(8,351)	(8,239)	(8,337)
Intangible assets, other than mortgage servicing rights	(824)	(849)	(1,006)	(1,217)	(1,376)

Tangible common equity (a)	29,496	27,165	24,872	21,916	17,876
Tangible common equity (as calculated above)	29,496	27,165	24,872	21,916	17,876
Adjustments(2)	172	224	126	450	381

Common equity tier 1 capital estimated for the Basel III fully implemented standardized and advanced approaches(3)(b)	29,668	27,389	24,998	22,366	18,257
Tier 1 capital, determined in accordance with prescribed regulatory requirements using Basel I definition		33,386	31,203	29,173	25,947
Trust preferred securities		–	–	(2,675)	(3,949)
Preferred stock		(4,756)	(4,769)	(2,606)	(1,930)
Noncontrolling interests, less preferred stock not eligible for Tier 1 capital		(688)	(685)	(687)	(692)

Tier 1 common equity using Basel 1 definition (c)		27,942	25,749	23,205	19,376
Total assets	402,529	364,021	353,855	340,122	307,786
Goodwill (net of deferred tax liability)(1)	(8,403)	(8,343)	(8,351)	(8,239)	(8,337)
Intangible assets, other than mortgage servicing rights	(824)	(849)	(1,006)	(1,217)	(1,376)

Tangible assets (d)	393,302	354,829	344,498	330,666	298,073
Risk-weighted assets, determined in accordance with prescribed regulatory requirements(4)(e)	317,398	297,919	287,611	271,333	247,619
Adjustments(5)	11,110	13,712	21,233	3,018	4,085

Risk-weighted assets estimated for the Basel III fully implemented standardized approach(3)(f)	328,508	311,631	308,844	274,351	251,704
Risk-weighted assets, determined in accordance with prescribed transitional advanced approaches regulatory requirements	248,596
Adjustments(6)	3,270

Risk-weighted assets estimated for the Basel III fully implemented advanced approaches (g)	251,866
Ratios
Tangible common equity to tangible assets (a)/(d)	7.5%	7.7%	7.2%	6.6%	6.0%
Tangible common equity to risk-weighted assets (a)/(e)	9.3	9.1	8.6	8.1	7.2
Tier 1 common equity to risk-weighted assets using Basel I definition (c)/(e)		9.4	9.0	8.6	7.8
Common equity tier 1 capital to risk-weighted assets estimated for the Basel III fully implemented standardized approach(3)(b)/(f)	9.0	8.8	8.1	8.2	7.3
Common equity tier 1 capital to risk-weighted assets estimated for the Basel III fully implemented advanced approaches (b)/(g)	11.8

(1)	Includes goodwill related to certain investments in unconsolidated financial institutions per prescribed regulatory requirements beginning March 31, 2014.

(2)	Includes net losses on cash flow hedges included in accumulated other comprehensive income and other adjustments.

(3)	December 31, 2014 and 2013, calculated using final rules for the Basel III fully implemented standardized approach; December 31, 2012, calculated using proposed rules for the
Basel III fully implemented standardized approach released June 2012; December 31, 2011 and 2010, calculated using proposed rules for the Basel III fully implemented standardized approach released prior to June 2012.

(4)	December 31, 2014, calculated under the Basel III transitional standardized approach; all other periods calculated under Basel I.

(5)	Includes higher risk-weighting for unfunded loan commitments, investment securities, residential mortgages, mortgage servicing rights and other adjustments.

(6)	Primarily reflects higher risk-weighting for mortgage servicing rights.

ACCOUNTING CHANGES

Note 2 of the Notes to Consolidated Financial Statements discusses accounting standards recently issued but not yet required to be adopted and the expected impact of these changes in accounting standards. To the extent the adoption of new accounting standards materially affects the Company’s financial condition or results of operations, the impacts are discussed in the applicable section(s) of the Management’s Discussion and Analysis and the Notes to Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES

The accounting and reporting policies of the Company comply with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. The Company’s financial position and results of operations can be affected by these estimates and assumptions, which are integral to understanding the Company’s financial statements. Critical accounting policies are those policies management believes are the most important to the portrayal of the Company’s financial condition and results, and require management to make estimates that are difficult, subjective or complex. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical in the preparation of financial statements. These factors include, among other things, whether the estimates are significant to the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information (including third party sources or available prices), sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under GAAP. Management has discussed the development and the selection of critical accounting policies with the Company’s Audit Committee.

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

Management’s evaluation of the appropriate allowance for credit losses is often the most critical of all the accounting estimates for a banking institution. It is an inherently subjective process impacted by many factors as discussed throughout the Management’s Discussion and Analysis section of the Annual Report. Although methodologies utilized to determine each element of the allowance reflect management’s assessment of credit risk as identified through assessments completed of individual credits and of homogenous pools affected by material credit events, degrees of imprecision exist in these measurement tools due in part to subjective judgments involved and an inherent lagging of credit quality measurements relative to the stage of the business cycle. Even determining the stage of the business cycle is highly subjective. As discussed in the “Analysis and Determination of Allowance for Credit Losses” section, management considers the effect of changes in economic conditions, risk management practices, and other factors that contribute to imprecision of loss estimates in determining the allowance for credit losses. If not considered, incurred losses in the portfolio related to imprecision and other subjective factors could have a dramatic adverse impact on the liquidity and financial viability of a banking institution.

Given the many subjective factors affecting the credit portfolio, changes in the allowance for credit losses may not directly coincide with changes in the risk ratings of the credit portfolio reflected in the risk rating process. This is in part due to the timing of the risk rating process in relation to changes in the business cycle, the exposure and mix of loans within risk rating categories, levels of nonperforming loans and the timing of charge-offs and recoveries. For example, the amount of loans within specific risk ratings may change, providing a leading indicator of changing credit quality, while nonperforming loans and net charge-offs may be slower to reflect changes. Also, inherent loss ratios, determined through migration analysis and historical loss performance over the estimated business cycle of a loan, may not change to the same degree as net charge-offs. Because risk ratings and inherent loss ratios primarily drive the allowance specifically allocated to commercial lending segment loans, the degree of change in the commercial lending allowance may differ from the level of changes in nonperforming loans and net charge-offs. Also, management would maintain an appropriate allowance for credit losses by increasing allowance rates during periods of economic uncertainty or changes in the business cycle.

Some factors considered in determining the appropriate allowance for credit losses are quantifiable while other factors require qualitative judgment. Management conducts

U.S. BANCORP	The power of potential

an analysis with respect to the accuracy of risk ratings and the volatility of inherent losses, and utilizes this analysis along with qualitative factors that can affect the precision of credit loss estimates, including economic conditions, such as changes in unemployment or bankruptcy rates, and concentration risks, such as risks associated with specific industries, the housing market, and loans to highly leveraged enterprises, in determining the overall level of the allowance for credit losses. The Company’s determination of the allowance for commercial lending segment loans is sensitive to the assigned credit risk ratings and inherent loss rates at December 31, 2014. In the event that 10 percent of period ending loan balances (including unfunded commitments) within each risk category of this segment of the loan portfolio experienced downgrades of two risk categories, the allowance for credit losses would increase by approximately $222 million at December 31, 2014. The Company believes the allowance for credit losses appropriately considers the imprecision in estimating credit losses based on credit risk ratings and inherent loss rates but actual losses may differ from those estimates. In the event that inherent loss or estimated loss rates for commercial lending segment loans increased by 10 percent, the allowance for credit losses would increase by approximately $142 million at December 31, 2014. The Company’s determination of the allowance for consumer lending segment loans is sensitive to changes in estimated loss rates and estimated impairments on restructured loans. In the event that estimated losses for this segment of the loan portfolio increased by 10 percent, the allowance for credit losses would increase by approximately $201 million at December 31, 2014. Because several quantitative and qualitative factors are considered in determining the allowance for credit losses, these sensitivity analyses do not necessarily reflect the nature and extent of future changes in the allowance for credit losses. They are intended to provide insights into the impact of adverse changes in risk rating and inherent losses and do not imply any expectation of future deterioration in the risk rating or loss rates. Given current processes employed by the Company, management believes the risk ratings and inherent loss rates currently assigned are appropriate. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions that could be significant to the Company’s financial statements. Refer to the “Analysis and Determination of the Allowance for Credit Losses” section for further information.

Fair Value Estimates A portion of the Company’s assets and liabilities are carried at fair value on the Consolidated Balance Sheet, with changes in fair value recorded either through earnings or other comprehensive income (loss) in accordance with applicable accounting principles generally accepted in the United States. These include all of the Company’s available-for-sale investment securities, derivatives and other trading instruments, MSRs and mortgage loans held for sale. The estimation of fair value also affects other loans held for sale, which are recorded at the lower-of-cost-or-fair value. The determination of fair value is important for certain other assets that are periodically evaluated for impairment using fair value estimates including goodwill and other intangible assets, impaired loans, other real estate owned and other repossessed assets.

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

Refer to Note 22 of the Notes to Consolidated Financial Statements for additional information regarding estimations of fair value.

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

Mortgage Servicing Rights MSRs are capitalized as separate assets when loans are sold and servicing is retained, or may be purchased from others. The Company records MSRs at fair value. Because MSRs do not trade in an active market with readily observable prices, the Company determines the fair value by estimating the present value of the asset’s future cash flows utilizing market-based prepayment rates, discount rates, and other assumptions validated through comparison to trade information, industry surveys and independent third party valuations. Changes in the fair value of MSRs are recorded in earnings during the period in which they occur. Risks inherent in the MSRs’ valuation include higher than expected prepayment rates and/or delayed receipt of cash flows. The Company may utilize derivatives, including interest rate swaps, forward commitments to buy TBAs, and futures and options contracts, to mitigate the valuation risk. Refer to Notes 10 and 22 of the Notes to Consolidated Financial Statements for additional information on the assumptions used in determining the fair value of MSRs and an analysis of the sensitivity to changes in interest rates of the fair value of the MSRs portfolio and the related derivative instruments used to mitigate the valuation risk.

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

U.S. BANCORP	The power of potential

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

The Company’s annual assessment of potential goodwill impairment was completed during the second quarter of 2014. Based on the results of this assessment, no goodwill impairment was recognized. The Company continues to monitor goodwill and other intangible assets for impairment indicators throughout the year.

Income Taxes The Company estimates income tax expense based on amounts expected to be owed to the various tax jurisdictions in which it operates, including federal, state and local domestic jurisdictions, and an insignificant amount to foreign jurisdictions. The estimated income tax expense is reported in the Consolidated Statement of Income. Accrued taxes are reported in other assets or other liabilities on the Consolidated Balance Sheet and represent the net estimated amount due to or to be received from taxing jurisdictions either currently or deferred to future periods. Deferred taxes arise from differences between assets and liabilities measured for financial reporting purposes versus income tax reporting purposes. Deferred tax assets are recognized if, in management’s judgment, their realizability is determined to be more likely than not. Uncertain tax positions that meet the more likely than not recognition threshold are measured to determine the amount of benefit to recognize. An uncertain tax position is measured at the largest amount of benefit management believes is more likely than not to be realized upon settlement. In estimating accrued taxes, the Company assesses the relative merits and risks of the appropriate tax treatment considering statutory, judicial and regulatory guidance in the context of the tax position. Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment given specific facts and circumstances. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions regarding the estimated amounts of accrued taxes.

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

The annual report of the Company’s management on internal control over financial reporting is provided on page 77. The attestation report of Ernst & Young LLP, the Company’s independent accountants, regarding the Company’s internal control over financial reporting is provided on page 79.

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

Management assessed the effectiveness of the Company’s system of internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control-Integrated Framework (2013 framework). Based on our assessment and those criteria, management believes the Company designed and maintained effective internal control over financial reporting as of December 31, 2014.

The Company’s independent accountants, Ernst & Young LLP, have been engaged to render an independent professional opinion on the financial statements and issue an attestation report on the Company’s internal control over financial reporting. Their opinion on the financial statements appearing on page 78 and their attestation on internal control over financial reporting appearing on page 79 are based on procedures conducted in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).

U.S. BANCORP	The power of potential

Report of Independent Registered Public Accounting Firm

on the Consolidated Financial Statements

The Board of Directors and Shareholders of U.S. Bancorp:

We have audited the accompanying consolidated balance sheets of U.S. Bancorp as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of U.S. Bancorp’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of U.S. Bancorp at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), U.S. Bancorp’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 27, 2015 expressed an unqualified opinion thereon.

Minneapolis, Minnesota

February 27, 2015

Report of Independent Registered Public Accounting Firm

on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of U.S. Bancorp:

We have audited U.S. Bancorp’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). U.S. Bancorp’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on U.S. Bancorp’s internal control over financial reporting based on our audit.

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

In our opinion, U.S. Bancorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of U.S. Bancorp as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014 and our report dated February 27, 2015 expressed an unqualified opinion thereon.

Minneapolis, Minnesota

February 27, 2015

U.S. BANCORP	The power of potential

Consolidated Financial Statements and Notes Table of Contents

U.S. Bancorp

Consolidated Balance Sheet

At December 31 (Dollars in Millions)	2014	2013
Assets
Cash and due from banks	$10,654	$8,477
Investment securities
Held-to-maturity (fair value $45,140 and $38,368, respectively; including $526 and $994 at fair value pledged as collateral, respectively)(a)	44,974	38,920
Available-for-sale ($330 and $1,106 pledged as collateral, respectively)(a)	56,069	40,935
Loans held for sale (including $4,774 and $3,263 of mortgage loans carried at fair value, respectively)	4,792	3,268
Loans
Commercial	80,377	70,033
Commercial real estate	42,795	39,885
Residential mortgages	51,619	51,156
Credit card	18,515	18,021
Other retail	49,264	47,678

Total loans, excluding covered loans	242,570	226,773
Covered loans	5,281	8,462

Total loans	247,851	235,235
Less allowance for loan losses	(4,039)	(4,250)

Net loans	243,812	230,985
Premises and equipment	2,618	2,606
Goodwill	9,389	9,205
Other intangible assets	3,162	3,529
Other assets (including $157 and $111 of trading securities at fair value pledged as collateral, respectively)(a)	27,059	26,096

Total assets	$402,529	$364,021

Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$77,323	$76,941
Interest-bearing	177,452	156,165
Time deposits greater than $100,000(b)	27,958	29,017

Total deposits	282,733	262,123
Short-term borrowings	29,893	27,608
Long-term debt	32,260	20,049
Other liabilities	13,475	12,434

Total liabilities	358,361	322,214
Shareholders’ equity
Preferred stock	4,756	4,756
Common stock, par value $0.01 a share — authorized: 4,000,000,000 shares; issued: 2014 and 2013 — 2,125,725,742 shares	21	21
Capital surplus	8,313	8,216
Retained earnings	42,530	38,667
Less cost of common stock in treasury: 2014 — 339,859,034 shares; 2013 — 300,977,274 shares	(11,245)	(9,476)
Accumulated other comprehensive income (loss)	(896)	(1,071)

Total U.S. Bancorp shareholders’ equity	43,479	41,113
Noncontrolling interests	689	694

Total equity	44,168	41,807

Total liabilities and equity	$402,529	$364,021

(a)	Includes only collateral pledged by the Company where counterparties have the right to sell or pledge the collateral.
(b)	Includes domestic time deposit balances greater than $250,000 of $5.0 billion and $3.1 billion at December 31, 2014 and 2013, respectively.
See	Notes to Consolidated Financial Statements.

U.S. BANCORP	The power of potential

U.S. Bancorp

Consolidated Statement of Income

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2014	2013	2012
Interest Income
Loans	$10,113	$10,277	$10,558
Loans held for sale	128	203	282
Investment securities	1,866	1,631	1,792
Other interest income	121	174	251

Total interest income	12,228	12,285	12,883
Interest Expense
Deposits	465	561	691
Short-term borrowings	263	353	442
Long-term debt	725	767	1,005

Total interest expense	1,453	1,681	2,138

Net interest income	10,775	10,604	10,745
Provision for credit losses	1,229	1,340	1,882

Net interest income after provision for credit losses	9,546	9,264	8,863
Noninterest Income
Credit and debit card revenue	1,021	965	892
Corporate payment products revenue	724	706	744
Merchant processing services	1,511	1,458	1,395
ATM processing services	321	327	346
Trust and investment management fees	1,252	1,139	1,055
Deposit service charges	693	670	653
Treasury management fees	545	538	541
Commercial products revenue	854	859	878
Mortgage banking revenue	1,009	1,356	1,937
Investment products fees	191	178	150
Securities gains (losses), net
Realized gains (losses), net	11	23	59
Total other-than-temporary impairment	(7)	(6)	(62)
Portion of other-than-temporary impairment recognized in other comprehensive income	(1)	(8)	(12)

Total securities gains (losses), net	3	9	(15)
Other	1,040	569	743

Total noninterest income	9,164	8,774	9,319
Noninterest Expense
Compensation	4,523	4,371	4,320
Employee benefits	1,041	1,140	945
Net occupancy and equipment	987	949	917
Professional services	414	381	530
Marketing and business development	382	357	388
Technology and communications	863	848	821
Postage, printing and supplies	328	310	304
Other intangibles	199	223	274
Other	1,978	1,695	1,957

Total noninterest expense	10,715	10,274	10,456

Income before income taxes	7,995	7,764	7,726
Applicable income taxes	2,087	2,032	2,236

Net income	5,908	5,732	5,490
Net (income) loss attributable to noncontrolling interests	(57)	104	157

Net income attributable to U.S. Bancorp	$5,851	$5,836	$5,647

Net income applicable to U.S. Bancorp common shareholders	$5,583	$5,552	$5,383

Earnings per common share	$3.10	$3.02	$2.85
Diluted earnings per common share	$3.08	$3.00	$2.84
Dividends declared per common share	$.965	$.885	$.780
Average common shares outstanding	1,803	1,839	1,887
Average diluted common shares outstanding	1,813	1,849	1,896

See	Notes to Consolidated Financial Statements.

U.S. Bancorp

Consolidated Statement of Comprehensive Income

Year Ended December 31 (Dollars in Millions)	2014	2013	2012
Net income	$5,908	$5,732	$5,490
Other Comprehensive Income (Loss)
Changes in unrealized gains and losses on securities available-for-sale	764	(1,223)	715
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	1	8	12
Changes in unrealized gains and losses on derivative hedges	(41)	37	(74)
Foreign currency translation	(4)	(34)	14
Changes in unrealized gains and losses on retirement plans	(733)	590	(543)
Reclassification to earnings of realized gains and losses	297	373	325
Income taxes related to other comprehensive income	(109)	101	(172)

Total other comprehensive income (loss)	175	(148)	277

Comprehensive income	6,083	5,584	5,767
Comprehensive (income) loss attributable to noncontrolling interests	(57)	104	157

Comprehensive income attributable to U.S. Bancorp	$6,026	$5,688	$5,924

See	Notes to Consolidated Financial Statements.

U.S. BANCORP	The power of potential

U.S. Bancorp

Consolidated Statement of Shareholders’ Equity

	U.S. Bancorp Shareholders
(Dollars and Shares in Millions)	Common Shares Outstanding	Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total U.S. Bancorp Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance December 31, 2011	1,910	$2,606	$21	$8,238	$30,785	$(6,472)	$(1,200)	$33,978	$993	$34,971
Net income (loss)					5,647			5,647	(157)	5,490
Other comprehensive income (loss)							277	277		277
Preferred stock dividends					(238)			(238)		(238)
Common stock dividends					(1,474)			(1,474)		(1,474)
Issuance of preferred stock		2,163						2,163		2,163
Issuance of common and treasury stock	18			(119)		560		441		441
Purchase of treasury stock	(59)					(1,878)		(1,878)		(1,878)
Distributions to noncontrolling interests								–	(76)	(76)
Net other changes in noncontrolling interests								–	509	509
Stock option and restricted stock grants				82				82		82

Balance December 31, 2012	1,869	$4,769	$21	$8,201	$34,720	$(7,790)	$(923)	$38,998	$1,269	$40,267

Net income (loss)					5,836			5,836	(104)	5,732
Other comprehensive income (loss)							(148)	(148)		(148)
Redemption of preferred stock		(500)		8	(8)			(500)		(500)
Preferred stock dividends					(250)			(250)		(250)
Common stock dividends					(1,631)			(1,631)		(1,631)
Issuance of preferred stock		487						487		487
Issuance of common and treasury stock	21			(100)		650		550		550
Purchase of treasury stock	(65)					(2,336)		(2,336)		(2,336)
Distributions to noncontrolling interests								–	(62)	(62)
Net other changes in noncontrolling interests								–	(409)	(409)
Stock option and restricted stock grants				107				107		107

Balance December 31, 2013	1,825	$4,756	$21	$8,216	$38,667	$(9,476)	$(1,071)	$41,113	$694	$41,807

Net income (loss)					5,851			5,851	57	5,908
Other comprehensive income (loss)							175	175		175
Preferred stock dividends					(243)			(243)		(243)
Common stock dividends					(1,745)			(1,745)		(1,745)
Issuance of common and treasury stock	15			(13)		493		480		480
Purchase of treasury stock	(54)					(2,262)		(2,262)		(2,262)
Distributions to noncontrolling interests								–	(59)	(59)
Net other changes in noncontrolling interests								–	(3)	(3)
Stock option and restricted stock grants				110				110		110

Balance December 31, 2014	1,786	$4,756	$21	$8,313	$42,530	$(11,245)	$(896)	$43,479	$689	$44,168

See	Notes to Consolidated Financial Statements.

U.S. Bancorp

Consolidated Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2014	2013	2012
Operating Activities
Net income attributable to U.S. Bancorp	$5,851	$5,836	$5,647
Adjustments to reconcile net income to net cash provided by operating activities
Provision for credit losses	1,229	1,340	1,882
Depreciation and amortization of premises and equipment	302	297	287
Amortization of intangibles	199	223	274
(Gain) loss on sale of loans held for sale	(801)	(1,044)	(2,889)
(Gain) loss on sale of securities and other assets	(595)	(74)	(242)
Loans originated for sale in the secondary market, net of repayments	(30,858)	(56,698)	(81,219)
Proceeds from sales of loans held for sale	29,962	61,681	82,302
Other, net	43	(115)	1,916

Net cash provided by operating activities	5,332	11,446	7,958
Investing Activities
Proceeds from sales of available-for-sale investment securities	475	947	2,060
Proceeds from maturities of held-to-maturity investment securities	9,479	8,587	6,336
Proceeds from maturities of available-for-sale investment securities	7,212	10,147	15,374
Purchases of held-to-maturity investment securities	(15,597)	(13,218)	(10,247)
Purchases of available-for-sale investment securities	(21,752)	(13,146)	(16,605)
Net increase in loans outstanding	(12,873)	(12,331)	(15,158)
Proceeds from sales of loans	1,657	819	1,895
Purchases of loans	(2,355)	(2,468)	(2,741)
Acquisitions, net of cash acquired	3,436	(58)	94
Other, net	506	(303)	(1,261)

Net cash used in investing activities	(29,812)	(21,024)	(20,253)
Financing Activities
Net increase in deposits	15,822	12,940	18,050
Net increase (decrease) in short-term borrowings	2,285	1,306	(4,167)
Proceeds from issuance of long-term debt	16,394	2,041	4,966
Principal payments or redemption of long-term debt	(4,128)	(2,883)	(11,415)
Proceeds from issuance of preferred stock	–	487	2,163
Proceeds from issuance of common stock	453	524	395
Redemption of preferred stock	–	(500)	–
Repurchase of common stock	(2,200)	(2,282)	(1,856)
Cash dividends paid on preferred stock	(243)	(254)	(204)
Cash dividends paid on common stock	(1,726)	(1,576)	(1,347)

Net cash provided by financing activities	26,657	9,803	6,585

Change in cash and due from banks	2,177	225	(5,710)
Cash and due from banks at beginning of period	8,477	8,252	13,962

Cash and due from banks at end of period	$10,654	$8,477	$8,252

Supplemental Cash Flow Disclosures
Cash paid for income taxes	$748	$812	$1,469
Cash paid for interest	1,476	1,759	2,218
Net noncash transfers to foreclosed property	199	323	564
Noncash transfer of investment securities available-for-sale to held-to-maturity	–	–	11,705
Acquisitions
Assets (sold) acquired	$1,376	$126	$194
Liabilities sold (assumed)	(4,797)	(24)	(260)

Net	$(3,421)	$102	$(66)

See	Notes to Consolidated Financial Statements.

U.S. BANCORP	The power of potential

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

Consumer and Small Business Banking Consumer and Small Business Banking delivers products and services through banking offices, telephone servicing and sales, on-line services, direct mail, ATM processing and mobile devices, such as mobile phones and tablet computers. It encompasses community banking, metropolitan banking, in-store banking, small business banking, consumer lending, workplace banking, student banking and 24-hour banking (collectively, the retail banking division), as well as mortgage banking.

Wealth Management and Securities Services Wealth Management and Securities Services provides private banking, financial advisory services, investment management, retail brokerage services, insurance, trust, custody and fund servicing through five businesses: Wealth Management, Corporate Trust Services, U.S. Bancorp Asset Management, Institutional Trust & Custody and Fund Services.

Payment Services Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate, government and purchasing card services, consumer lines of credit and merchant processing.

Treasury and Corporate Support Treasury and Corporate Support includes the Company’s investment portfolios, most covered commercial and commercial real estate loans and related other real estate owned (“OREO”), funding, capital management, interest rate risk management, the net effect of transfer pricing related to average balances, income taxes not allocated to business lines, including most investments in tax-advantaged projects, and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis.

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

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted for as collateralized financing transactions with a receivable or payable recorded at the amounts at which the securities were acquired or sold, plus accrued interest. Collateral requirements are continually monitored and additional collateral is received or provided as required. The Company records a receivable or payable for cash collateral paid or received.

EQUITY INVESTMENTS IN OPERATING ENTITIES

Equity investments in public entities in which the Company’s ownership is less than 20 percent are generally accounted for as available-for-sale securities and are carried at fair value. Similar investments in private entities are accounted for using the cost method. Investments in entities where the Company has a significant influence (generally between 20 percent and 50 percent ownership), but does not control the entity, are accounted for using the equity method. Investments in limited partnerships and limited liability companies where the Company’s ownership interest is greater than 5 percent are accounted for using the equity method. All equity investments are evaluated for impairment at least annually and more frequently if certain criteria are met.

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

U.S. BANCORP	The power of potential

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

Effective January 1, 2013, the Company amortizes any reduction in expected cash flows from the FDIC resulting from increases in expected cash flows from the covered assets (when there are no previous valuation allowances to reverse) over the shorter of the remaining contractual term of the indemnification agreements or the remaining life of the covered assets. Prior to January 1, 2013, the Company considered such increases in expected cash flows of purchased loans and decreases in expected cash flows of the FDIC indemnification assets together and recognized them over the remaining life of the loans.

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

The allowance recorded for loans in the commercial lending segment is based on reviews of individual credit relationships and considers the migration analysis of commercial lending segment loans and actual loss experience. In the migration analysis applied to risk rated loan portfolios, the Company currently examines up to a 14-year period of loss experience. For each loan type, this historical loss experience is adjusted as necessary to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices or economic conditions. The results of the analysis are evaluated quarterly to confirm an appropriate historical time frame is selected for each commercial loan type. The allowance recorded for impaired loans greater than $5 million in the commercial lending segment is based on an individual loan analysis utilizing expected cash flows discounted using the original effective interest rate, the observable market price of the loan, or the fair value of the collateral for collateral-dependent loans, rather than the migration analysis. The allowance recorded for all other commercial lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, bankruptcy experience, portfolio growth and historical losses, adjusted for current trends. The Company also considers the impacts of any loan modifications made to commercial lending segment loans and any subsequent payment defaults to its expectations of cash flows, principal balance, and current expectations about the borrower’s ability to pay in determining the allowance for credit losses.

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

The allowance for the covered loan segment is evaluated each quarter in a manner similar to that described for non-covered loans and reflects decreases in expected cash flows of those loans after the acquisition date. The provision for credit losses for covered loans considers the indemnification provided by the FDIC.

In addition, subsequent payment defaults on loan modifications considered TDRs are considered in the underlying factors used in the determination of the appropriateness of the allowance for credit losses. For each loan segment, the Company estimates future loan charge-offs through a variety of analysis, trends and underlying assumptions. With respect to the commercial lending segment, TDRs may be collectively evaluated for impairment where observed performance history, including defaults, is a primary driver of the loss allocation. For commercial TDRs individually evaluated for impairment, attributes of the borrower are the primary factors in determining the allowance for credit losses. However, historical loss experience is also incorporated into the allowance methodology applied to this category of loans. With respect to the consumer lending segment, performance of the portfolio, including defaults on TDRs, is considered when estimating future cash flows.

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

U.S. BANCORP	The power of potential

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

For all loan classes, interest payments received on nonaccrual loans are generally recorded as a reduction to a loan’s carrying amount while a loan is on nonaccrual and are recognized as interest income upon payoff of the loan. However, interest income may be recognized for interest payments if the remaining carrying amount of the loan is believed to be collectible. In certain circumstances, loans in any class may be restored to accrual status, such as when a loan has demonstrated sustained repayment performance or no amounts are past due and prospects for future payment are no longer in doubt; or when the loan becomes well secured and is in the process of collection. Loans where there has been a partial charge-off may be returned to accrual status if all principal and interest (including amounts previously charged-off) is expected to be collected and the loan is current.

Covered loans not considered to be purchased impaired are evaluated for delinquency, nonaccrual status and charge-off consistent with the class of loan they would be included in had the loss share coverage not been in place. Generally, purchased impaired loans are considered accruing loans. However, the timing and amount of future cash flows for some loans is not reasonably estimable, and those loans are classified as nonaccrual loans with interest income not recognized until the timing and amount of the future cash flows can be reasonably estimated.

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

Troubled Debt Restructurings In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. Concessionary modifications are classified as TDRs unless the modification results in only an insignificant delay in payments to be received. The Company recognizes interest on TDRs if the borrower complies with the revised terms and conditions as agreed upon with the Company and has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles, which is generally six months or greater. To the extent a previous restructuring was insignificant, the Company considers the cumulative effect of past restructurings related to the receivable when determining whether a current restructuring is a TDR. Loans classified as TDRs are considered impaired loans for reporting and measurement purposes.

The Company has implemented certain restructuring programs that may result in TDRs. However, many of the Company’s TDRs are also determined on a case-by-case basis in connection with ongoing loan collection processes.

For the commercial lending segment, modifications generally result in the Company working with borrowers on a case-by-case basis. Commercial and commercial real estate modifications generally include extensions of the maturity date and may be accompanied by an increase or decrease to the interest rate, which may not be deemed a market rate of interest. In addition, the Company may work with the borrower in identifying other changes that mitigate loss to the Company, which may include additional collateral or guarantees to support the loan. To a lesser extent, the Company may waive contractual principal. The Company classifies all of the above concessions as TDRs to the extent the Company determines that the borrower is experiencing financial difficulty.

Modifications for the consumer lending segment are generally part of programs the Company has initiated. The Company participates in the U.S. Department of Treasury Home Affordable Modification Program (“HAMP”). HAMP gives qualifying homeowners an opportunity to permanently modify residential mortgage loans and achieve more affordable monthly payments, with the U.S. Department of Treasury compensating the Company for a portion of the reduction in monthly amounts due from borrowers participating in this program. The Company also modifies residential mortgage loans under Federal Housing Administration, Department of Veterans Affairs, or its own

internal programs. Under these programs, the Company provides concessions to qualifying borrowers experiencing financial difficulties. The concessions may include adjustments to interest rates, conversion of adjustable rates to fixed rates, extension of maturity dates or deferrals of payments, capitalization of accrued interest and/or outstanding advances, or in limited situations, partial forgiveness of loan principal. In most instances, participation in residential mortgage loan restructuring programs requires the customer to complete a short-term trial period. A permanent loan modification is contingent on the customer successfully completing the trial period arrangement and the loan documents are not modified until that time. The Company reports loans in a trial period arrangement as TDRs and continues to report them as TDRs after the trial period.

Credit card and other retail loan TDRs are generally part of distinct restructuring programs providing customers experiencing financial difficulty with modifications whereby balances may be amortized up to 60 months, and generally include waiver of fees and reduced interest rates.

In addition, the Company considers secured loans to consumer borrowers that have debt discharged through bankruptcy where the borrower has not reaffirmed the debt to be TDRs.

Modifications to loans in the covered segment are similar in nature to that described above for non-covered loans, and the evaluation and determination of TDR status is similar, except that acquired loans restructured after acquisition are not considered TDRs for accounting and disclosure purposes if the loans evidenced credit deterioration as of the acquisition date and are accounted for in pools. Losses associated with the modification on covered loans, including the economic impact of interest rate reductions, are generally eligible for reimbursement under loss sharing agreements with the FDIC.

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

U.S. BANCORP	The power of potential

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

Where an election is made to carry the LHFS at fair value, any change in fair value is recognized in noninterest income. Where an election is made to carry LHFS at lower-of-cost-or-fair value, any further decreases are recognized in noninterest income and increases in fair value are not recognized until the loans are sold. Fair value elections are made at the time of origination or purchase based on the Company’s fair value election policy. The Company has elected fair value accounting for substantially all its mortgage loans held for sale.

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

Credit and Debit Card Revenue Credit and debit card revenue includes interchange from consumer credit and debit cards processed through card association networks, annual fees, and other transaction and account management fees. Interchange rates are generally set by the credit card associations and based on purchase volumes and other factors. The Company records interchange as transactions occur. Transaction and account management fees are recognized as transactions occur or services are provided, except for annual fees which are recognized over the applicable period. Volume-related payments to partners and credit card associations and costs for rewards programs are also recorded within credit and debit card revenue when earned by the partner or customer.

Corporate Payment Products Revenue Corporate payment products revenue primarily includes interchange from corporate and purchasing cards processed through card association networks and revenue from proprietary network transactions. The Company records corporate payment products revenue as transactions occur. Volume-related payments to customers and credit card associations are also recorded within corporate payment products revenue when earned by the customer or card association.

Merchant Processing Services Merchant processing services revenue consists principally of merchant discount and other transaction and account management fees charged to merchants for the electronic processing of card association network transactions, net of interchange paid to the card-issuing bank, card association assessments, and revenue sharing amounts. All of these are recognized at the time the merchant’s transactions are processed or other services are performed. The Company may enter into revenue sharing agreements with referral partners or in connection with purchases of merchant contracts from sellers. The revenue sharing amounts are determined primarily on sales volume processed or revenue generated for a particular group of merchants. Merchant processing revenue also includes revenues related to point-of-sale equipment recorded as sales when the equipment is shipped or as earned for equipment rentals.

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

Mortgage Banking Revenue Mortgage banking revenue includes revenue derived from mortgages originated and subsequently sold, generally with servicing retained. The primary components include: gains and losses on mortgage sales; servicing revenue; changes in fair value for mortgage loans originated with the intent to sell and measured at fair value under the fair value option; changes in fair value for derivative commitments to purchase and originate mortgage loans; changes in the fair value of mortgage servicing rights (“MSRs”); and the impact of risk management activities associated with the mortgage origination pipeline, funded loans and MSRs. Net interest income from mortgage loans is recorded in interest income. Refer to Other Significant Policies in Note 1, as well as Note 10 and Note 22 for a further discussion of MSRs.

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

Income Taxes Deferred taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting carrying amounts. The Company uses the deferral method of accounting on investments that generate investment tax credits. Under this method, the investment tax credits are recognized as a reduction to the related asset. In January 2014, the Financial Accounting Standards Board issued accounting guidance for qualified affordable housing projects. This new guidance permits the Company to present the expense on certain qualified affordable housing investments in tax expense rather than noninterest expense. The Company adopted this guidance January 1, 2014, on a prospective basis, because the impact on prior financial statements was not material.

Mortgage Servicing Rights MSRs are capitalized as separate assets when loans are sold and servicing is retained or if they are purchased from others. MSRs are recorded at fair value. The Company determines the fair value by estimating the present value of the asset’s future

U.S. BANCORP	The power of potential

cash flows utilizing market-based prepayment rates, discount rates, and other assumptions validated through comparison to trade information, industry surveys and independent third party valuations. Changes in the fair value of MSRs are recorded in earnings as mortgage banking revenue during the period in which they occur.

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

NOTE 2 ACCOUNTING CHANGES

Revenue Recognition In May 2014, the Financial Accounting Standards Board (“FASB”) issued accounting guidance, effective for the Company on January 1, 2017, related to revenue recognition from contracts with customers, which amends certain currently existing revenue recognition accounting guidance. The guidance allows for either retrospective application to all periods presented or a modified retrospective approach where the guidance would only be applied to existing contracts in effect at the adoption date and new contracts going forward. The Company is currently evaluating the impact of this guidance under the modified retrospective approach and expects the adoption will not be material to its financial statements.

Consolidation In February 2015, the FASB issued accounting guidance, effective for the Company on January 1, 2016, with early adoption permitted, related to the analysis required by organizations to evaluate whether they should consolidate certain legal entities. The Company does not expect the adoption of this guidance to have a material impact on its financial statements.

NOTE 3 BUSINESS COMBINATIONS

In June 2014, the Company acquired the Chicago-area branch banking operations of the Charter One Bank franchise (“Charter One”) owned by RBS Citizens Financial Group. The acquisition included Charter One’s retail branch network, small business operations and select middle market relationships. The Company acquired approximately $969 million of loans and $4.8 billion of deposits with this transaction.

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

NOTE 4 RESTRICTIONS ON CASH AND DUE FROM BANKS

The Federal Reserve Bank requires bank subsidiaries to maintain minimum average reserve balances, either in the form of cash or reserve balances held with the Federal Reserve Bank. The amount of those required reserve balances were approximately $2.0 billion and $1.8 billion at December 31, 2014 and 2013, respectively. At December 31, 2014 and 2013, the Company held $4.4 billion and $1.9 billion, respectively, of balances at the Federal Reserve Bank. These balances are included in cash and due from banks on the Consolidated Balance Sheet.

U.S. BANCORP	The power of potential

NOTE 5 INVESTMENT SECURITIES

The amortized cost, other-than-temporary impairment recorded in other comprehensive income (loss), gross unrealized holding gains and losses, and fair value of held-to-maturity and available-for-sale investment securities at December 31 were as follows:

	2014					2013
			Unrealized Losses					Unrealized Losses
(Dollars in Millions)	Amortized Cost	Unrealized Gains	Other-than- Temporary(e)	Other(f)	Fair Value	Amortized Cost	Unrealized Gains	Other-than- Temporary(e)	Other(f)	Fair Value
Held-to-maturity(a)
U.S. Treasury and agencies	$2,717	$15	$–	$(18)	$2,714	$3,114	$5	$–	$(79)	$3,040
Mortgage-backed securities
Residential
Agency	42,204	335	–	(176)	42,363	35,671	187	–	(665)	35,193
Non-agency non-prime(d)	1	–	–	–	1	1	–	–	–	1
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	–	7	–	–	7	–	9	–	–	9
Other	13	4	–	–	17	16	4	(1)	(1)	18
Obligations of state and political subdivisions	9	1	–	(1)	9	12	–	–	–	12
Obligations of foreign governments	9	–	–	–	9	7	–	–	–	7
Other debt securities	21	–	–	(1)	20	99	–	–	(11)	88
Total held-to-maturity	$44,974	$362	$–	$(196)	$45,140	$38,920	$205	$(1)	$(756)	$38,368
Available-for-sale(b)
U.S. Treasury and agencies	$2,622	$14	$–	$(4)	$2,632	$1,108	$4	$–	$(67)	$1,045
Mortgage-backed securities
Residential
Agency	44,668	593	–	(244)	45,017	31,633	449	–	(529)	31,553
Non-agency
Prime(c)	399	9	(2)	(1)	405	486	4	(8)	(4)	478
Non-prime(d)	261	20	(1)	–	280	297	5	(5)	–	297
Commercial agency	112	3	–	–	115	148	4	–	–	152
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	18	4	–	–	22	20	4	–	–	24
Other	607	13	–	(1)	619	616	13	–	–	629
Obligations of state and political subdivisions	5,604	265	–	(1)	5,868	5,673	116	–	(51)	5,738
Obligations of foreign governments	6	–	–	–	6	6	–	–	–	6
Corporate debt securities	690	3	–	(79)	614	734	–	–	(94)	640
Perpetual preferred securities	200	27	–	(10)	217	205	24	–	(17)	212
Other investments	245	29	–	–	274	133	28	–	–	161
Total available-for-sale	$55,432	$980	$(3)	$(340)	$56,069	$41,059	$651	$(13)	$(762)	$40,935
(a)	Held-to-maturity investment securities are carried at historical cost or at fair value at the time of transfer from the available-for-sale to held-to-maturity category, adjusted for amortization of premiums and accretion of discounts and credit-related other-than-temporary impairment.
(b)	Available-for-sale investment securities are carried at fair value with unrealized net gains or losses reported within accumulated other comprehensive income (loss) in shareholders’ equity.
(c)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads). When the Company determines the designation, prime securities typically have a weighted average credit score of 725 or higher and a loan-to-value of 80 percent or lower; however, other pool characteristics may result in designations that deviate from these credit score and loan-to-value thresholds.
(d)	Includes all securities not meeting the conditions to be designated as prime.
(e)	Represents impairment not related to credit for those investment securities that have been determined to be other-than-temporarily impaired.
(f)	Represents unrealized losses on investment securities that have not been determined to be other-than-temporarily impaired.

The weighted-average maturity of the available-for-sale investment securities was 4.3 years at December 31, 2014, compared with 6.0 years at December 31, 2013. The corresponding weighted-average yields were 2.32 percent and 2.64 percent, respectively. The weighted-average maturity of the held-to-maturity investment securities was 4.0 years at December 31, 2014, and 4.5 years at December 31, 2013. The corresponding weighted-average yields were 1.92 percent and 2.00 percent, respectively.

For amortized cost, fair value and yield by maturity date of held-to-maturity and available-for-sale investment securities outstanding at December 31, 2014, refer to Table 13 included in

Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

Investment securities with a fair value of $12.6 billion at December 31, 2014, and $17.3 billion at December 31, 2013, were pledged to secure public, private and trust deposits, repurchase agreements and for other purposes required by contractual obligation or law. Included in these amounts were securities where the Company and certain counterparties have agreements granting the counterparties the right to sell or pledge the securities. Investment securities delivered under these types of arrangements had a fair value of $856 million at December 31, 2014, and $2.1 billion at December 31, 2013.

The following table provides information about the amount of interest income from taxable and non-taxable investment securities:

Year Ended December 31 (Dollars in Millions)	2014	2013	2012
Taxable	$1,634	$1,375	$1,515
Non-taxable	232	256	277

Total interest income from investment securities	$1,866	$1,631	$1,792

The following table provides information about the amount of gross gains and losses realized through the sales of available-for-sale investment securities:

Year Ended December 31 (Dollars in Millions)	2014	2013	2012
Realized gains	$11	$23	$158
Realized losses	–	–	(99)

Net realized gains (losses)	$11	$23	$59

Income tax (benefit) on net realized gains (losses)	$4	$9	$23

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

The following table summarizes other-than-temporary impairment by investment category:

	2014			2013			2012
Year Ended December 31 (Dollars in Millions)	Losses Recorded in Earnings	Other Gains (Losses)(c)	Total	Losses Recorded in Earnings	Other Gains (Losses)(c)	Total	Losses Recorded in Earnings	Other Gains (Losses)(c)	Total
Available-for-sale
Mortgage-backed securities
Non-agency residential
Prime(a)	$(1)	$1	$–	$(6)	$2	$(4)	$(12)	$(9)	$(21)
Non-prime(b)	(2)	–	(2)	(8)	6	(2)	(33)	21	(12)
Commercial non-agency	–	–	–	–	–	–	(1)	(1)	(2)
Other asset-backed securities	–	–	–	–	–	–	(1)	1	–
Perpetual preferred securities	(5)	–	(5)	–	–	–	(27)	–	(27)

Total available-for-sale	$(8)	$1	$(7)	$(14)	$8	$(6)	$(74)	$12	$(62)
(a)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).

(b)	Includes all securities not meeting the conditions to be designated as prime.

(c)	Losses represent the non-credit portion of other-than-temporary impairment recorded in other comprehensive income (loss) for investment securities determined to be other-than-temporarily impaired during the period. Gains represent recoveries in the fair value of securities that had non-credit other-than-temporary impairment during the period.

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

The following table includes the ranges for significant assumptions used for those available-for-sale non-agency mortgage-backed securities determined to be other-than-temporarily impaired during 2014:

	Prime(a)			Non-Prime(b)
	Minimum	Maximum	Average	Minimum	Maximum	Average
Estimated lifetime prepayment rates	7%	20%	16%	1%	10%	5%
Lifetime probability of default rates	3	7	4	6	14	9
Lifetime loss severity rates	15	60	47	40	75	56
(a)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).

(b)	Includes all securities not meeting the conditions to be designated as prime.

U.S. BANCORP	The power of potential

Changes in the credit losses on debt securities (excluding perpetual preferred securities) are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2014	2013	2012
Balance at beginning of period	$116	$134	$298
Additions to Credit Losses Due to Other-than-temporary Impairments
Credit losses on securities not previously considered other-than-temporarily impaired	–	–	6
Decreases in expected cash flows on securities for which other-than-temporary impairment was previously recognized	3	14	41

Total other-than-temporary impairment on debt securities	3	14	47
Other Changes in Credit Losses
Increases in expected cash flows	(5)	(2)	(15)
Realized losses(a)	(13)	(23)	(39)
Credit losses on security sales and securities expected to be sold	–	(7)	(157)

Balance at end of period	$101	$116	$134
(a)	Primarily represents principal losses allocated to mortgage and asset-backed securities in the Company’s portfolio under the terms of the securitization transaction documents.

At December 31, 2014, certain investment securities had a fair value below amortized cost. The following table shows the gross unrealized losses and fair value of the Company’s investment securities with unrealized losses, aggregated by investment category and length of time the individual investment securities have been in continuous unrealized loss positions, at December 31, 2014:

	Less Than 12 Months		12 Months or Greater		Total
(Dollars in Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Held-to-maturity
U.S. Treasury and agencies	$184	$(1)	$986	$(17)	$1,170	$(18)
Residential agency mortgage-backed securities	5,276	(19)	7,283	(157)	12,559	(176)
Other asset-backed securities	–	–	6	–	6	–
Obligations of state and political subdivisions	2	(1)	–	–	2	(1)
Other debt securities	–	–	20	(1)	20	(1)

Total held-to-maturity	$5,462	$(21)	$8,295	$(175)	$13,757	$(196)

Available-for-sale
U.S. Treasury and agencies	$100	$–	$741	$(4)	$841	$(4)
Mortgage-backed securities
Residential
Agency	4,913	(31)	8,203	(213)	13,116	(244)
Non-agency(a)
Prime(b)	106	(1)	70	(2)	176	(3)
Non-prime(c)	17	–	21	(1)	38	(1)
Other asset-backed securities	4	–	23	(1)	27	(1)
Obligations of state and political subdivisions	53	(1)	104	–	157	(1)
Obligations of foreign governments	6	–	–	–	6	–
Corporate debt securities	–	–	429	(79)	429	(79)
Perpetual preferred securities	–	–	74	(10)	74	(10)

Total available-for-sale	$5,199	$(33)	$9,665	$(310)	$14,864	$(343)
(a)	The Company has $4 million of unrealized losses on residential non-agency mortgage-backed securities. Credit-related other-than-temporary impairment on these securities may occur if there is further deterioration in the underlying collateral pool performance. Borrower defaults may increase if economic conditions worsen. Additionally, deterioration in home prices may increase the severity of projected losses.

(b)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).

(c)	Includes all securities not meeting the conditions to be designated as prime.

The Company does not consider these unrealized losses to be credit-related. These unrealized losses primarily relate to changes in interest rates and market spreads subsequent to purchase. A substantial portion of investment securities that have unrealized losses are either corporate debt issued with high investment grade credit ratings or agency mortgage-backed securities. In general, the issuers of the investment securities are contractually prohibited from prepayment at less than par, and the Company did not pay significant purchase premiums for these investment securities. At December 31, 2014, the Company had no plans to sell investment securities with unrealized losses, and believes it is more likely than not it would not be required to sell such investment securities before recovery of their amortized cost.

NOTE 6	LOANS AND ALLOWANCE FOR CREDIT LOSSES

The composition of the loan portfolio at December 31, disaggregated by class and underlying specific portfolio type, was as follows:

(Dollars in Millions)	2014	2013
Commercial
Commercial	$74,996	$64,762
Lease financing	5,381	5,271

Total commercial	80,377	70,033
Commercial Real Estate
Commercial mortgages	33,360	32,183
Construction and development	9,435	7,702

Total commercial real estate	42,795	39,885
Residential Mortgages
Residential mortgages	38,598	37,545
Home equity loans, first liens	13,021	13,611

Total residential mortgages	51,619	51,156
Credit Card	18,515	18,021
Other Retail
Retail leasing	5,871	5,929
Home equity and second mortgages	15,916	15,442
Revolving credit	3,309	3,276
Installment	6,242	5,709
Automobile	14,822	13,743
Student	3,104	3,579

Total other retail	49,264	47,678

Total loans, excluding covered loans	242,570	226,773
Covered Loans	5,281	8,462

Total loans	$247,851	$235,235

The Company had loans of $79.8 billion at December 31, 2014, and $77.2 billion at December 31, 2013, pledged at the Federal Home Loan Bank (“FHLB”), and loans of $61.8 billion at December 31, 2014, and $53.0 billion at December 31, 2013, pledged at the Federal Reserve Bank.

The majority of the Company’s loans are to borrowers in the states in which it has Consumer and Small Business Banking offices. Collateral for commercial loans may include marketable securities, accounts receivable, inventory and equipment. For details of the Company’s commercial portfolio by industry group and geography as of December 31, 2014 and 2013, see Table 7 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

For detail of the Company’s commercial real estate portfolio by property type and geography as of December 31, 2014 and 2013, see Table 8 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements. Such loans are collateralized by the related property. The

Company has an equity interest in a joint venture, that it accounts for under the equity method, whose principal activities are to lend to entities that develop land, and construct and sell residential homes. The Company provides a warehousing line to this joint venture. Warehousing advances to this joint venture are repaid when the sale of loans is completed or the real estate is permanently refinanced by others. At December 31, 2014 and 2013, the Company had $135 million and $205 million, respectively, of outstanding advances to this joint venture. These advances are included in commercial real estate loans.

Originated loans are reported at the principal amount outstanding, net of unearned interest and deferred fees and costs. Net unearned interest and deferred fees and costs amounted to $574 million at December 31, 2014, and $556 million at December 31, 2013. All purchased loans and related indemnification assets are recorded at fair value at the date of purchase. The Company evaluates purchased loans for impairment at the date of purchase in accordance with applicable authoritative accounting guidance. Purchased loans

U.S. BANCORP	The power of potential

with evidence of credit deterioration since origination for which it is probable that all contractually required payments will not be collected are considered “purchased impaired loans.” All other purchased loans are considered “purchased nonimpaired loans.”

On the acquisition date, the estimate of the contractually required payments receivable for all purchased nonimpaired loans acquired in the 2014 acquisition of Charter One were $1.5 billion. The contractual cash flows not expected to be collected on these loans of $247 million and the estimated fair value of the loans of $969 million were determined based upon the estimated remaining life of the underlying loans, which includes the effects of estimated prepayments. The contractual cash flows not expected to be collected primarily reflect a reduction in contractual interest payments resulting from these estimated prepayments. There were no purchased impaired loans acquired in the Charter One acquisition.

Changes in the accretable balance for purchased impaired loans for the years ended December 31, were as follows:

(Dollars in Millions)	2014	2013	2012
Balance at beginning of period	$1,655	$1,709	$2,619
Purchases	–	–	13
Accretion	(441)	(499)	(437)
Disposals	(131)	(172)	(208)
Reclassifications from nonaccretable difference(a)	229	258	454
Other(b)	(3)	359	(732)

Balance at end of period	$1,309	$1,655	$1,709

(a)	Primarily relates to changes in expected credit performance.

(b)	The amount for the year ended December 31, 2013, primarily represents the reclassification of unamortized decreases in the FDIC asset (which are presented as a separate component within the covered assets table on page 107 beginning in 2013), partially offset by the impact of changes in expectations about retaining covered single-family loans beyond the term of the indemnification agreements. The amount for the year end December 31, 2012, primarily represents a change in the Company’s expectations regarding potential sale of modified covered loans at the end of the indemnification agreements which results in a reduction in the expected contractual interest payments included in the accretable balance for those loans that may be sold.

Allowance for Credit Losses The allowance for credit losses reserves for probable and estimable losses incurred in the Company’s loan and lease portfolio, including unfunded credit commitments, and includes certain amounts that do not represent loss exposure to the Company because those losses are recoverable under loss sharing agreements with the FDIC.

Activity in the allowance for credit losses by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans, Excluding Covered Loans	Covered Loans	Total Loans
Balance at December 31, 2013	$1,075	$776	$875	$884	$781	$4,391	$146	$4,537
Add
Provision for credit losses	266	(63)	107	657	278	1,245	(16)	1,229
Deduct
Loans charged off	305	36	216	725	384	1,666	13	1,679
Less recoveries of loans charged off	(110)	(49)	(21)	(67)	(96)	(343)	(2)	(345)

Net loans charged off	195	(13)	195	658	288	1,323	11	1,334
Other changes(a)	–	–	–	(3)	–	(3)	(54)	(57)

Balance at December 31, 2014	$1,146	$726	$787	$880	$771	$4,310	$65	$4,375

Balance at December 31, 2012	$1,051	$857	$935	$863	$848	$4,554	$179	$4,733
Add
Provision for credit losses	144	(114)	212	677	351	1,270	70	1,340
Deduct
Loans charged off	246	92	297	739	523	1,897	37	1,934
Less recoveries of loans charged off	(126)	(125)	(25)	(83)	(105)	(464)	(5)	(469)

Net loans charged off	120	(33)	272	656	418	1,433	32	1,465
Other changes(a)	–	–	–	–	–	–	(71)	(71)

Balance at December 31, 2013	$1,075	$776	$875	$884	$781	$4,391	$146	$4,537

Balance at December 31, 2011	$1,010	$1,154	$927	$992	$831	$4,914	$100	$5,014
Add
Provision for credit losses	316	(131)	446	571	558	1,760	122	1,882
Deduct
Loans charged off	378	242	461	769	666	2,516	11	2,527
Less recoveries of loans charged off	(103)	(76)	(23)	(102)	(125)	(429)	(1)	(430)

Net loans charged off	275	166	438	667	541	2,087	10	2,097
Other changes(a)	–	–	–	(33)	–	(33)	(33)	(66)

Balance at December 31, 2012	$1,051	$857	$935	$863	$848	$4,554	$179	$4,733

(a)	Includes net changes in credit losses to be reimbursed by the FDIC and for the years ended December 31, 2014 and 2013, reductions in the allowance for covered loans where the reversal of a previously recorded allowance was offset by an associated decrease in the indemnification asset, and the impact of any loan sales.

Additional detail of the allowance for credit losses by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans, Excluding Covered Loans	Covered Loans	Total Loans
Allowance Balance at December 31, 2014 Related to
Loans individually evaluated for impairment(a)	$5	$4	$–	$–	$–	$9	$–	$9
TDRs collectively evaluated for impairment	12	12	319	61	41	445	4	449
Other loans collectively evaluated for impairment	1,129	678	468	819	730	3,824	1	3,825
Loans acquired with deteriorated credit quality	–	32	–	–	–	32	60	92

Total allowance for credit losses	$1,146	$726	$787	$880	$771	$4,310	$65	$4,375

Allowance Balance at December 31, 2013 Related to
Loans individually evaluated for impairment(a)	$15	$17	$–	$–	$–	$32	$–	$32
TDRs collectively evaluated for impairment	19	26	329	87	55	516	4	520
Other loans collectively evaluated for impairment	1,041	700	546	797	726	3,810	5	3,815
Loans acquired with deteriorated credit quality	–	33	–	–	–	33	137	170

Total allowance for credit losses	$1,075	$776	$875	$884	$781	$4,391	$146	$4,537
(a)	Represents the allowance for credit losses related to loans greater than $5 million classified as nonperforming or TDRs.

Additional detail of loan balances by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans, Excluding Covered Loans	Covered Loans(b)	Total Loans
December 31, 2014
Loans individually evaluated for impairment(a)	$159	$128	$12	$–	$–	$299	$–	$299
TDRs collectively evaluated for impairment	124	393	4,653	240	237	5,647	34	5,681
Other loans collectively evaluated for impairment	80,093	41,744	46,953	18,275	49,027	236,092	2,463	238,555
Loans acquired with deteriorated credit quality	1	530	1	–	–	532	2,784	3,316

Total loans	$80,377	$42,795	$51,619	$18,515	$49,264	$242,570	$5,281	$247,851

December 31, 2013
Loans individually evaluated for impairment(a)	$197	$237	$–	$–	$–	$434	$62	$496
TDRs collectively evaluated for impairment	155	358	5,064	310	269	6,156	87	6,243
Other loans collectively evaluated for impairment	69,680	39,129	46,090	17,711	47,409	220,019	4,538	224,557
Loans acquired with deteriorated credit quality	1	161	2	–	–	164	3,775	3,939

Total loans	$70,033	$39,885	$51,156	$18,021	$47,678	$226,773	$8,462	$235,235
(a)	Represents loans greater than $5 million classified as nonperforming or TDRs.

(b)	Includes expected reimbursements from the FDIC under loss sharing agreements.

Credit Quality The quality of the Company’s loan portfolios is assessed as a function of net credit losses, levels of nonperforming assets and delinquencies, and credit quality ratings as defined by the Company. These credit quality ratings are an important part of the Company’s overall credit risk management process and evaluation of its allowance for credit losses.

U.S. BANCORP	The power of potential

The following table provides a summary of loans by portfolio class, including the delinquency status of those that continue to accrue interest, and those that are nonperforming:

	Accruing
(Dollars in Millions)	Current	30-89 Days Past Due	90 Days or More Past Due	Nonperforming	Total
December 31, 2014
Commercial	$79,977	$247	$41	$112	$80,377
Commercial real estate	42,406	110	20	259	42,795
Residential mortgages(a)	50,330	221	204	864	51,619
Credit card	18,046	229	210	30	18,515
Other retail	48,764	238	75	187	49,264

Total loans, excluding covered loans	239,523	1,045	550	1,452	242,570
Covered loans	4,804	68	395	14	5,281

Total loans	$244,327	$1,113	$945	$1,466	$247,851

December 31, 2013
Commercial	$69,587	$257	$55	$134	$70,033
Commercial real estate	39,459	94	29	303	39,885
Residential mortgages(a)	49,695	358	333	770	51,156
Credit card	17,507	226	210	78	18,021
Other retail	47,156	245	86	191	47,678

Total loans, excluding covered loans	223,404	1,180	713	1,476	226,773
Covered loans	7,693	166	476	127	8,462

Total loans	$231,097	$1,346	$1,189	$1,603	$235,235
(a)	At December 31, 2014, $431 million of loans 30–89 days past due and $3.1 billion of loans 90 days or more past due purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs, were classified as current, compared with $440 million and $3.7 billion at December 31, 2013, respectively.

Total nonperforming assets include nonaccrual loans, restructured loans not performing in accordance with modified terms, other real estate and other nonperforming assets owned by the Company. For details of the Company’s nonperforming assets as of December 31, 2014 and 2013, see Table 16 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

At December 31, 2014, the amount of foreclosed residential real estate held by the Company, and included in other real estate owned, was $270 million ($233 million excluding covered assets). This excludes $641 million of foreclosed residential real estate related to mortgage loans whose payments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. In addition, the amount of residential mortgage loans secured by residential real estate in the process of foreclosure at December 31, 2014, was $2.9 billion, of which $2.1 billion related to loans purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.

The following table provides a summary of loans by portfolio class and the Company’s internal credit quality rating:

		Criticized
(Dollars in Millions)	Pass	Special Mention	Classified(a)	Total Criticized	Total
December 31, 2014
Commercial	$78,409	$1,204	$764	$1,968	$80,377
Commercial real estate	41,322	451	1,022	1,473	42,795
Residential mortgages(b)	50,479	5	1,135	1,140	51,619
Credit card	18,275	–	240	240	18,515
Other retail	48,932	20	312	332	49,264

Total loans, excluding covered loans	237,417	1,680	3,473	5,153	242,570
Covered loans	5,164	–	117	117	5,281

Total loans	$242,581	$1,680	$3,590	$5,270	$247,851

Total outstanding commitments	$501,535	$2,964	$4,179	$7,143	$508,678

December 31, 2013
Commercial	$68,075	$1,013	$945	$1,958	$70,033
Commercial real estate	38,113	616	1,156	1,772	39,885
Residential mortgages(b)	50,152	5	999	1,004	51,156
Credit card	17,733	–	288	288	18,021
Other retail	47,313	27	338	365	47,678

Total loans, excluding covered loans	221,386	1,661	3,726	5,387	226,773
Covered loans	8,160	18	284	302	8,462

Total loans	$229,546	$1,679	$4,010	$5,689	$235,235

Total outstanding commitments	$470,046	$2,939	$4,812	$7,751	$477,797
(a)	Classified rating on consumer loans primarily based on delinquency status.

(b)	At December 31, 2014, $3.1 billion of GNMA loans 90 days or more past due and $2.2 billion of restructured GNMA loans whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs were classified with a pass rating, compared with $3.7 billion and $2.6 billion at December 31, 2013, respectively.

For all loan classes, a loan is considered to be impaired when, based on current events or information, it is probable the Company will be unable to collect all amounts due per the contractual terms of the loan agreement. A summary of impaired loans, which include all nonaccrual and TDR loans, by portfolio class was as follows:

(Dollars in Millions)	Period-end Recorded Investment(a)	Unpaid Principal Balance	Valuation Allowance	Commitments to Lend Additional Funds
December 31, 2014
Commercial	$329	$769	$21	$51
Commercial real estate	624	1,250	23	18
Residential mortgages	2,730	3,495	273	–
Credit card	240	240	61	–
Other retail	361	570	44	4

Total impaired loans, excluding GNMA and covered loans	4,284	6,324	422	73
Loans purchased from GNMA mortgage pools	2,244	2,244	50	–
Covered loans	43	55	4	1

Total	$6,571	$8,623	$476	$74

December 31, 2013
Commercial	$382	$804	$36	$54
Commercial real estate	693	1,322	51	40
Residential mortgages	2,767	3,492	308	–
Credit card	310	310	87	–
Other retail	391	593	59	14

Total impaired loans, excluding GNMA and covered loans	4,543	6,521	541	108
Loans purchased from GNMA mortgage pools	2,607	2,607	28	–
Covered loans	452	1,008	30	4

Total	$7,602	$10,136	$599	$112
(a)	Substantially all loans classified as impaired at December 31, 2014 and 2013, had an associated allowance for credit losses. The total amount of interest income recognized during 2014 on loans classified as impaired at December 31, 2014, excluding those acquired with deteriorated credit quality, was $341 million, compared to what would have been recognized at the original contractual terms of the loans of $470 million.

U.S. BANCORP	The power of potential

Additional information on impaired loans for the years ended December 31 follows:

(Dollars in Millions)	Average Recorded Investment	Interest Income Recognized
2014
Commercial	$414	$9
Commercial real estate	592	26
Residential mortgages	2,742	140
Credit card	273	9
Other retail	377	17

Total impaired loans, excluding GNMA and covered loans	4,398	201
Loans purchased from GNMA mortgage pools	2,609	124
Covered loans	334	15

Total	$7,341	$340

2013
Commercial	$382	$29
Commercial real estate	889	39
Residential mortgages	2,749	134
Credit card	366	16
Other retail	424	24

Total impaired loans, excluding GNMA and covered loans	4,810	242
Loans purchased from GNMA mortgage pools	1,967	100
Covered loans	561	27

Total	$7,338	$369

2012
Commercial	$470	$18
Commercial real estate	1,314	43
Residential mortgages	2,717	130
Credit card	510	28
Other retail	301	19

Total impaired loans, excluding GNMA and covered loans	5,312	238
Loans purchased from GNMA mortgage pools	1,448	73
Covered loans	980	29

Total	$7,740	$340

Troubled Debt Restructurings In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. The following table provides a summary of loans modified as TDRs for the years ended December 31, by portfolio class:

(Dollars in Millions)	Number of Loans	Pre-Modification Outstanding Loan Balance	Post-Modification Outstanding Loan Balance
2014
Commercial	2,027	$238	$203
Commercial real estate	78	80	71
Residential mortgages	2,089	271	274
Credit card	26,511	144	145
Other retail	2,833	61	61

Total loans, excluding GNMA and covered loans	33,538	794	754
Loans purchased from GNMA mortgage pools	8,961	1,000	1,013
Covered loans	43	15	14

Total loans	42,542	$1,809	$1,781

2013
Commercial	2,429	$166	$155
Commercial real estate	165	205	198
Residential mortgages	2,179	309	304
Credit card	26,669	160	161
Other retail	4,290	103	102

Total loans, excluding GNMA and covered loans	35,732	943	920
Loans purchased from GNMA mortgage pools	8,878	1,121	1,066
Covered loans	123	94	72

Total loans	44,733	$2,158	$2,058

2012
Commercial	4,843	$307	$272
Commercial real estate	312	493	461
Residential mortgages	4,616	638	623
Credit card	49,320	241	255
Other retail	10,461	279	275

Total loans, excluding GNMA and covered loans	69,552	1,958	1,886
Loans purchased from GNMA mortgage pools	9,518	1,280	1,245
Covered loans	192	277	263

Total loans	79,262	$3,515	$3,394

Residential mortgages, home equity and second mortgages, and loans purchased from GNMA mortgage pools in the table above include trial period arrangements offered to customers during the periods presented. The post-modification balances for these loans reflect the current outstanding balance until a permanent modification is made. In addition, the post-modification balances typically include capitalization of unpaid accrued interest and/or fees under the various modification programs. For those loans modified as TDRs during the fourth quarter of 2014, at December 31, 2014, 226 residential mortgages, 16 home equity and second mortgage loans and 1,540 loans purchased from GNMA mortgage pools with outstanding balances of $25 million, $1 million and $198 million, respectively, were in a trial period and have estimated post-modification balances of $29 million, $1 million and $198 million, respectively, assuming permanent modification occurs at the end of the trial period.

U.S. BANCORP	The power of potential

The following table provides a summary of TDR loans that defaulted (fully or partially charged-off or became 90 days or more past due) for the years ended December 31, that were modified as TDRs within 12 months previous to default:

(Dollars in Millions)	Number of Loans	Amount Defaulted
2014
Commercial	629	$44
Commercial real estate	22	12
Residential mortgages	611	86
Credit card	6,335	33
Other retail	845	24

Total loans, excluding GNMA and covered loans	8,442	199
Loans purchased from GNMA mortgage pools	876	102
Covered loans	14	5

Total loans	9,332	$306

2013
Commercial	642	$46
Commercial real estate	87	102
Residential mortgages	1,099	163
Credit card	6,640	37
Other retail	1,841	80

Total loans, excluding GNMA and covered loans	10,309	428
Loans purchased from GNMA mortgage pools	4,972	640
Covered loans	63	49

Total loans	15,344	$1,117

2012
Commercial	859	$48
Commercial real estate	111	232
Residential mortgages	1,073	146
Credit card	9,774	54
Other retail	1,818	56

Total loans, excluding GNMA and covered loans	13,635	536
Loans purchased from GNMA mortgage pools	1,245	177
Covered loans	68	97

Total loans	14,948	$810

In addition to the defaults in the table above, for the year ended December 31, 2014, the Company had a total of 1,778 residential mortgage loans, home equity and second mortgage loans and loans purchased from GNMA mortgage pools with aggregate outstanding balances of $222 million where borrowers did not successfully complete the trial period arrangement and therefore are no longer eligible for a permanent modification under the applicable modification program.

Covered Assets Covered assets represent loans and other assets acquired from the FDIC, subject to loss sharing agreements, and include expected reimbursements from the FDIC. Effective December 31, 2014, the loss sharing coverage provided by the FDIC expired on all previously covered assets, except for residential mortgages and home equity and second mortgage loans that remain covered under loss sharing agreements with remaining terms of up to five years. The carrying amount of the covered assets at December 31, consisted of purchased impaired loans, purchased nonimpaired loans and other assets as shown in the following table:

	2014				2013
(Dollars in Millions)	Purchased Impaired Loans	Purchased Nonimpaired Loans	Other Assets	Total	Purchased Impaired Loans	Purchased Nonimpaired Loans	Other Assets	Total
Commercial loans	$–	$–	$–	$–	$–	$32	$–	$32
Commercial real estate loans	–	–	–	–	738	1,494	–	2,232
Residential mortgage loans	2,784	738	–	3,522	3,037	890	–	3,927
Credit card loans	–	–	–	–	–	5	–	5
Other retail loans	–	584	–	584	–	666	–	666
Losses reimbursable by the FDIC(a)	–	–	717	717	–	–	798	798
Unamortized changes in FDIC asset(b)	–	–	458	458	–	–	802	802
Covered loans	2,784	1,322	1,175	5,281	3,775	3,087	1,600	8,462
Foreclosed real estate	–	–	37	37	–	–	97	97
Total covered assets	$2,784	$1,322	$1,212	$5,318	$3,775	$3,087	$1,697	$8,559
(a)	Relates to loss sharing agreements with remaining terms up to five years.

(b)	Represents decreases in expected reimbursements by the FDIC as a result of decreases in expected losses on the covered loans. These amounts are amortized as a reduction in interest income on covered loans over the shorter of the expected life of the respective covered loans or the remaining contractual term of the indemnification agreements.

At December 31, 2013, $5 million of the purchased impaired loans included in covered loans were classified as nonperforming assets, because the expected cash flows are primarily based on the liquidation of underlying collateral and the timing and amount of the cash flows could not be reasonably estimated. Interest income is recognized on other purchased impaired loans through accretion of the difference between the carrying amount of those loans and their expected cash flows. The initial determination of the fair value of the purchased loans includes the impact of expected credit losses and, therefore, no allowance for credit losses is recorded at the purchase date. To the extent credit deterioration occurs after the date of acquisition, the Company records an allowance for credit losses.

NOTE 7 LEASES

The components of the net investment in sales-type and direct financing leases at December 31 were as follows:

(Dollars in Millions)	2014	2013
Aggregate future minimum lease payments to be received	$11,173	$11,074
Unguaranteed residual values accruing to the lessor’s benefit	695	783
Unearned income	(1,004)	(1,045)
Initial direct costs	202	189

Total net investment in sales-type and direct financing leases(a)	$11,066	$11,001
(a)	The accumulated allowance for uncollectible minimum lease payments was $65 million and $68 million at December 31, 2014 and 2013, respectively.

The minimum future lease payments to be received from sales-type and direct financing leases were as follows at December 31, 2014:

(Dollars in Millions)
2015	3,696
2016	3,417
2017	2,601
2018	813
2019	291
Thereafter	355

U.S. BANCORP	The power of potential

NOTE 8	ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND VARIABLE INTEREST ENTITIES

The Company transfers financial assets in the normal course of business. The majority of the Company’s financial asset transfers are residential mortgage loan sales primarily to government-sponsored enterprises (“GSEs”), transfers of tax-advantaged investments, commercial loan sales through participation agreements, and other individual or portfolio loan and securities sales. In accordance with the accounting guidance for asset transfers, the Company considers any ongoing involvement with transferred assets in determining whether the assets can be derecognized from the balance sheet. Guarantees provided to certain third parties in connection with the transfer of assets are further discussed in Note 23.

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

The Company is involved in various entities that are considered to be VIEs. The Company’s investments in VIEs are primarily related to investments promoting affordable housing, community development and renewable energy sources. Some of these tax-advantaged investments support the Company’s regulatory compliance with the Community Reinvestment Act. The Company’s investments in these entities generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. These tax credits are recognized as a reduction of tax expense or, for investments qualifying as investment tax credits, as a reduction to the related investment asset. In January 2014, the Financial Accounting Standards Board issued accounting guidance for qualified affordable housing projects. This new guidance permits the Company to present the expense on certain qualified affordable housing investments in tax expense rather than noninterest expense. The Company adopted this guidance January 1, 2014, on a prospective basis, because the impact on prior financial statements was not material. The Company recognized federal and state income tax credits related to its affordable housing and other tax-advantaged investments in tax expense of $773 million, $758 million and $683 million for the years ended December 31, 2014, 2013 and 2012, respectively. The Company also recognized $937 million, $780 million and $200 million of investment tax credits for the years ended December 31, 2014, 2013 and 2012, respectively. The Company recognized $771 million, $934 million and $805 million of expenses related to all of these investments for the years ended December 31, 2014, 2013 and 2012, respectively, of which $258 million, $297 million and $282 million, respectively, was included in tax expense and the remainder was included in noninterest expense.

The Company is not required to consolidate VIEs in which it has concluded it does not have a controlling financial interest, and thus is not the primary beneficiary. In such cases, the Company does not have both the power to direct the entities’ most significant activities and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs.

The Company’s investments in these unconsolidated VIEs, are carried in other assets on the Consolidated Balance Sheet. The Company’s unfunded capital and other commitments related to these unconsolidated VIEs are generally carried in other liabilities on the Consolidated Balance Sheet. The Company’s maximum exposure to loss from these unconsolidated VIEs include the investment recorded on the Company’s Consolidated Balance Sheet, net of unfunded capital commitments, and previously recorded tax credits which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level. While the Company believes potential losses from these investments are remote, the maximum exposure was determined by assuming a scenario where the community-based business and housing projects completely fail and do not meet certain government compliance requirements resulting in recapture of the related tax credits.

The following table provides a summary of investments in community development and tax-advantaged VIEs that the Company has not consolidated:

At December 31 (Dollars in Millions)	2014	2013
Investment carrying amount	$4,259	$4,178
Unfunded capital and other commitments	1,743	1,661
Maximum exposure to loss	8,393	7,390

The Company also has noncontrolling financial investments in private investment funds and partnerships considered to be VIEs, which are not consolidated. The Company’s recorded investment in these entities, carried in other assets on the Consolidated Balance Sheet, was approximately $94 million at December 31, 2014, compared with $98 million at December 31, 2013. The maximum exposure to loss related to these VIEs was $105 million at December 31, 2014 and $107 million at December 31, 2013, representing the Company’s investment balance and its unfunded commitments to invest additional amounts.

The Company’s individual net investments in unconsolidated VIEs, which exclude any unfunded capital commitments, ranged from less than $1 million to $53 million at December 31, 2014, compared with less than $1 million to $37 million at December 31, 2013.

The Company is required to consolidate VIEs in which it has concluded it has a controlling financial interest. The Company sponsors entities to which it transfers its interests in tax-advantaged investments to third parties. At December 31, 2014, approximately $2.7 billion of the Company’s assets and $2.0 billion of its liabilities included on the Consolidated Balance Sheet were related to community development and tax-advantaged investment VIEs which the

Company has consolidated, primarily related to these transfers. These amounts compared to $2.5 billion and $1.8 billion, respectively, at December 31, 2013. The majority of the assets of these consolidated VIEs are reported in other assets, and the liabilities are reported in long-term debt and other liabilities. The assets of a particular VIE are the primary source of funds to settle its obligations. The creditors of the VIEs do not have recourse to the general credit of the Company. The Company’s exposure to the consolidated VIEs is generally limited to the carrying value of its variable interests plus any related tax credits previously recognized or transferred to others with a guarantee.

The Company also sponsors a conduit to which it previously transferred high-grade investment securities. The Company consolidates the conduit because of its ability to manage the activities of the conduit. At December 31, 2014, $35 million of the held-to-maturity investment securities on the Company’s Consolidated Balance Sheet were related to the conduit, compared with $116 million at December 31, 2013.

In addition, the Company sponsors a municipal bond securities tender option bond program. The Company controls the activities of the program’s entities, is entitled to the residual returns and provides credit, liquidity and remarketing arrangements to the program. As a result, the Company has consolidated the program’s entities. At December 31, 2014, $2.9 billion of available-for-sale investment securities and $2.7 billion of short-term borrowings on the Consolidated Balance Sheet were related to the tender option bond program, compared with $4.6 billion of available-for-sale investment securities and $4.6 billion of short-term borrowings at December 31, 2013.

NOTE 9 PREMISES AND EQUIPMENT

Premises and equipment at December 31 consisted of the following:

(Dollars in Millions)	2014	2013
Land	$534	$529
Buildings and improvements	3,323	3,256
Furniture, fixtures and equipment	2,719	2,593
Capitalized building and equipment leases	126	103
Construction in progress	26	24

	6,728	6,505
Less accumulated depreciation and amortization	(4,110)	(3,899)

Total	$2,618	$2,606

NOTE 10	MORTGAGE SERVICING RIGHTS

The Company serviced $225.0 billion of residential mortgage loans for others at December 31, 2014, and $226.8 billion at December 31, 2013, which include subserviced mortgages with no corresponding MSRs asset. The net impact included in mortgage banking revenue of fair value changes of MSRs due to changes in valuation assumptions and derivatives used to economically hedge MSRs were net gains of $241 million (of which $44 million related to excess servicing

U.S. BANCORP	The power of potential

rights sold during 2014), $192 million and $102 million for the years ended December 31, 2014, 2013 and 2012, respectively. Loan servicing fees, not including valuation changes, included in mortgage banking revenue, were $732 million, $754 million and $720 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Changes in fair value of capitalized MSRs for the years ended December 31, are summarized as follows:

(Dollars in Millions)	2014	2013	2012
Balance at beginning of period	$2,680	$1,700	$1,519
Rights purchased	5	8	42
Rights capitalized	382	769	957
Rights sold	(141)	–	–
Changes in fair value of MSRs
Due to fluctuations in market interest rates(a)	(276)	617	(249)
Due to revised assumptions or models(b)	86	33	(21)
Other changes in fair value(c)	(398)	(447)	(548)

Balance at end of period	$2,338	$2,680	$1,700
(a)	Includes changes in MSR value associated with changes in market interest rates, including estimated prepayment rates and anticipated earnings on escrow deposits.
(b)	Includes changes in MSR value not caused by changes in market interest rates, such as changes in cost to service, ancillary income, and discount rate, as well as the impact of any model changes. In addition, 2014 includes a $44 million revaluation gain related to excess servicing rights sold.
(c)	Primarily represents changes due to realization of expected cash flows over time (decay).

The estimated sensitivity to changes in market interest rates of the fair value of the MSRs portfolio and the related derivative instruments as of December 31 follows:

	2014						2013
(Dollars in Millions)	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps
MSR portfolio	$(540)	$(242)	$(114)	$100	$185	$346	$(435)	$(199)	$(93)	$82	$154	$287
Derivative instrument hedges	441	223	109	(102)	(197)	(375)	399	194	91	(82)	(157)	(301)
Net sensitivity	$(99)	$(19)	$(5)	$(2)	$(12)	$(29)	$(36)	$(5)	$(2)	$–	$(3)	$(14)

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

A summary of the Company’s MSRs and related characteristics by portfolio as of December 31 follows:

	2014				2013
(Dollars in Millions)	MRBP	Government	Conventional(b)	Total	MRBP	Government	Conventional(b)	Total
Servicing portfolio	$19,706	$40,471	$162,620	$222,797	$15,896	$41,659	$169,287	$226,842
Fair value	$213	$426	$1,699	$2,338	$180	$500	$2,000	$2,680
Value (bps)(a)	108	105	104	105	113	120	118	118
Weighted-average servicing fees (bps)	37	33	27	29	39	32	29	30
Multiple (value/servicing fees)	2.92	3.18	3.85	3.62	2.90	3.75	4.07	3.93
Weighted-average note rate	4.58%	4.18%	4.14%	4.19%	4.70%	4.24%	4.17%	4.22%
Weighted-average age (in years)	3.6	3.2	3.1	3.2	3.8	2.6	2.5	2.6
Weighted-average expected prepayment (constant prepayment rate)	12.8%	14.8%	11.4%	12.1%	13.5%	11.5%	10.9%	11.2%
Weighted-average expected life (in years)	6.2	5.5	6.5	6.3	6.2	6.9	7.2	7.1
Weighted-average discount rate	11.9%	11.2%	9.6%	10.1%	11.9%	11.2%	9.8%	10.2%
(a)	Value is calculated as fair value divided by the servicing portfolio.
(b)	Represents loans sold primarily to GSEs.

NOTE 11	INTANGIBLE ASSETS

Intangible assets consisted of the following:

	Estimated Life(a)	Amortization Method(b)		Balance
At December 31 (Dollars in Millions)				2014	2013
Goodwill		(c	)	$9,389	$9,205
Merchant processing contracts	9 years/8 years	SL/AC		174	229
Core deposit benefits	22 years/5 years	SL/AC		234	135
Mortgage servicing rights		(c	)	2,338	2,680
Trust relationships	10 years/6 years	SL/AC		97	122
Other identified intangibles	6 years/5 years	SL/AC		319	363
Total				$12,551	$12,734
(a)	Estimated life represents the amortization period for assets subject to the straight line method and the weighted average or life of the underlying cash flows amortization period for intangibles subject to accelerated methods. If more than one amortization method is used for a category, the estimated life for each method is calculated and reported separately.

(b) Amortization methods:	SL = straight line method
AC = accelerated methods generally based on cash flows
(c)	Goodwill is evaluated for impairment, but not amortized. Mortgage servicing rights are recorded at fair value, and are not amortized.

Aggregate amortization expense consisted of the following:

Year Ended December 31 (Dollars in Millions)	2014	2013	2012
Merchant processing contracts	$50	$64	$74
Core deposit benefits	38	41	60
Trust relationships	27	34	39
Other identified intangibles	84	84	101

Total	$199	$223	$274

The estimated amortization expense for the next five years is as follows:

(Dollars in Millions)
2015	$169
2016	139
2017	118
2018	97
2019	75

The following table reflects the changes in the carrying value of goodwill for the years ended December 31, 2014, 2013 and 2012:

(Dollars in Millions)	Wholesale Banking and Commercial Real Estate	Consumer and Small Business Banking	Wealth Management and Securities Services	Payment Services	Treasury and Corporate Support	Consolidated Company
Balance at December 31, 2011	$1,605	$3,514	$1,463	$2,345	$–	$8,927
Goodwill acquired	–	–	65	143	–	208
Other(a)	–	–	–	8	–	8

Balance at December 31, 2012	$1,605	$3,514	$1,528	$2,496	$–	$9,143
Goodwill acquired	–	–	37	20	–	57
Other(a)	–	–	–	5	–	5

Balance at December 31, 2013	$1,605	$3,514	$1,565	$2,521	$–	$9,205
Goodwill acquired	43	166	8	–	–	217
Other(a)	–	–	(3)	(30)	–	(33)

Balance at December 31, 2014	$1,648	$3,680	$1,570	$2,491	$–	$9,389
(a)	Other changes in goodwill include the effect of foreign exchange translation.

U.S. BANCORP	The power of potential

NOTE 12	SHORT-TERM BORROWINGS(a)

The following table is a summary of short-term borrowings for the last three years:

	2014		2013		2012
(Dollars in Millions)	Amount	Rate	Amount	Rate	Amount	Rate
At year-end
Federal funds purchased	$886	.12%	$594	.11%	$950	.11%
Securities sold under agreements to repurchase	948	.05	2,057	5.34	3,388	3.26
Commercial paper	22,197	.12	19,400	.11	16,202	.12
Other short-term borrowings	5,862	.51	5,557	.19	5,762	.29
Total	$29,893	.19%	$27,608	.52%	$26,302	.57%
Average for the year
Federal funds purchased(b)	$2,366	7.94%	$1,879	9.72%	$1,338	15.32%
Securities sold under agreements to repurchase	798	1.07	2,403	4.65	4,942	3.52
Commercial paper	21,227	.12	17,467	.12	15,806	.14
Other short-term borrowings	5,861	.78	5,934	.72	6,463	.72
Total(b)	$30,252	.88%	$27,683	1.29%	$28,549	1.57%
Maximum month-end balance
Federal funds purchased	$3,258		$3,569		$2,467
Securities sold under agreements to repurchase	948		3,121		5,922
Commercial paper	22,322		19,400		17,385
Other short-term borrowings	7,417		6,301		7,443
(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.
(b)	Average federal funds purchased and total short-term borrowings rates include amounts paid by the Company to certain corporate card customers for paying outstanding noninterest-bearing corporate card balances within certain timeframes per specific agreements. These activities reduce the Company’s short-term funding needs, and if they did not occur, the Company would use other funding alternatives, including the use of federal funds purchased. The amount of this compensation expense paid by the Company and included in federal funds purchased and total short-term borrowings rates for 2014, 2013 and 2012 was $186 million, $181 million and $203 million, respectively.

NOTE 13	LONG-TERM DEBT

Long-term debt (debt with original maturities of more than one year) at December 31 consisted of the following:

(Dollars in Millions)	Rate Type	Rate(a)	Maturity Date	2014	2013
U.S. Bancorp (Parent Company)
Subordinated notes	Fixed	2.950%	2022	$1,300	$1,300
	Fixed	3.600%	2024	1,000	–
	Fixed	7.500%	2026	199	199
Medium-term notes	Fixed	1.650% - 4.125%	2015 - 2024	9,250	8,750
	Floating	.634% - .722%	2018 - 2019	750	500
Junior subordinated debentures	Fixed	3.442%	2016	500	500
Capitalized lease obligations, mortgage indebtedness and other(b)				190	167

Subtotal				13,189	11,416
Subsidiaries
Subordinated notes	Fixed	6.300%	2014	–	963
	Fixed	4.950%	2014	–	1,000
	Fixed	4.800%	2015	500	500
	Fixed	3.778%	2020	500	500
	Floating	.524%	2014	–	373
Federal Home Loan Bank advances	Fixed	1.250% - 8.250%	2017 - 2026	11	13
	Floating	.236% - .507%	2015 - 2022	7,334	4,579
Bank notes	Fixed	1.100% - 2.125%	2017 - 2019	4,050	–
	Floating	–% - .713%	2015 - 2054	6,069	142
Capitalized lease obligations, mortgage indebtedness and other(b)				607	563

Subtotal				19,071	8,633

Total				$32,260	$20,049
(a)	Weighted-average interest rates of medium-term notes, Federal Home Loan Bank advances and bank notes were 2.47 percent, .31 percent and .85 percent, respectively.
(b)	Other includes consolidated community development and tax-advantaged investment VIEs, debt issuance fees, and unrealized gains and losses and deferred amounts relating to derivative instruments.

The Company has arrangements with the Federal Home Loan Bank and Federal Reserve Bank whereby the Company could have borrowed an additional $76.0 billion and $69.7 billion at December 31, 2014 and 2013, respectively, based on collateral available.

Maturities of long-term debt outstanding at December 31, 2014, were:

(Dollars in Millions)	Parent Company	Consolidated
2015	$1,750	$4,754
2016	1,931	6,343
2017	1,248	7,135
2018	1,497	3,524
2019	1,506	3,488
Thereafter	5,257	7,016
Total	$13,189	$32,260

NOTE 14	JUNIOR SUBORDINATED DEBENTURES

As of December 31, 2014, the Company sponsored, and wholly owned 100 percent of the common equity of, USB Capital IX, a wholly-owned unconsolidated trust, formed for the purpose of issuing redeemable Income Trust Securities (“ITS”) to third party investors, originally investing the proceeds in junior subordinated debt securities (“Debentures”) issued by the Company and entering into stock purchase contracts to purchase preferred stock in the future. During 2010, the Company exchanged depositary shares representing an ownership interest in its Series A Non-Cumulative Perpetual Preferred Stock (“Series A Preferred Stock”) to acquire a portion of the ITS issued by USB Capital IX and retire a portion of the Debentures and cancel a pro-rata portion of stock purchase contracts. During 2011, USB Capital IX sold the remaining Debentures, originally issued by the Company to the trust, to investors to generate cash proceeds to purchase the Company’s Series A Preferred Stock pursuant to the stock purchase contracts. As part of this sale, a consolidated subsidiary of the Company purchased $176 million of the Debentures, which effectively retired the debt. The Company classifies the remaining $500 million of Debentures at December 31, 2014 and 2013, as long-term debt. As of December 31, 2014 and 2013, $676 million of the Company’s Series A Preferred Stock was the sole asset of USB Capital IX. The Company’s obligations under the transaction documents, taken together, have the effect of providing a full and unconditional guarantee by the Company, on a junior subordinated basis, of the payment obligations of the trust.

NOTE 15	SHAREHOLDERS’ EQUITY

At December 31, 2014 and 2013, the Company had authority to issue 4 billion shares of common stock and 50 million shares of preferred stock. The Company had 1.8 billion shares of common stock outstanding at December 31, 2014 and 2013. The Company had 91 million shares reserved for future issuances, primarily under its stock incentive plans at December 31, 2014.

The number of shares issued and outstanding and the carrying amount of each outstanding series of the Company’s preferred stock was as follows:

	2014				2013
At December 31, (Dollars in Millions)	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount
Series A	12,510	$1,251	$145	$1,106	12,510	$1,251	$145	$1,106
Series B	40,000	1,000	–	1,000	40,000	1,000	–	1,000
Series F	44,000	1,100	12	1,088	44,000	1,100	12	1,088
Series G	43,400	1,085	10	1,075	43,400	1,085	10	1,075
Series H	20,000	500	13	487	20,000	500	13	487

Total preferred stock(a)	159,910	$4,936	$180	$4,756	159,910	$4,936	$180	$4,756
(a)	The par value of all shares issued and outstanding at December 31, 2014 and 2013, was $1.00 per share.

During 2013, the Company issued depositary shares representing an ownership interest in 20,000 shares of Series H Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series H Preferred Stock”). The Series H Preferred Stock has no

stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to 5.15 percent. The Series H Preferred Stock is redeemable at the Company’s option, in whole or in part,

U.S. BANCORP	The power of potential

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

During 2014, 2013 and 2012, the Company repurchased shares of its common stock under various authorizations approved by its Board of Directors. As of December 31, 2014, the approximate dollar value of shares that may yet be purchased by the Company under the current Board of Directors approved authorization was $520 million.

The following table summarizes the Company’s common stock repurchased in each of the last three years:

(Dollars and Shares in Millions)	Shares	Value
2014	54	$2,262
2013	65	2,336
2012	59	1,878

Shareholders’ equity is affected by transactions and valuations of asset and liability positions that require adjustments to accumulated other comprehensive income (loss). The reconciliation of the transactions affecting accumulated other comprehensive income (loss) included in shareholders’ equity for the years ended December 31, is as follows:

(Dollars in Millions)	Unrealized Gains (Losses) on Securities Available-For-Sale	Unrealized Gains (Losses) on Securities Transferred From Available-For-Sale to Held-To-Maturity	Unrealized Gains (Losses) on Derivative Hedges	Unrealized Gains (Losses) on Retirement Plans	Foreign Currency Translation	Total
2014
Balance at beginning of period	$(77)	$70	$(261)	$(743)	$(60)	$(1,071)
Changes in unrealized gains and losses	764	–	(41)	(733)	–	(10)
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	1	–	–	–	–	1
Foreign currency translation adjustment	–	–	–	–	(4)	(4)
Reclassification to earnings of realized gains and losses	(3)	(30)	186	144	–	297
Applicable income taxes	(293)	12	(56)	226	2	(109)

Balance at end of period	$392	$52	$(172)	$(1,106)	$(62)	$(896)

2013
Balance at beginning of period	$679	$107	$(404)	$(1,265)	$(40)	$(923)
Changes in unrealized gains and losses	(1,223)	–	37	590	–	(596)
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	8	–	–	–	–	8
Foreign currency translation adjustment	–	–	–	–	(34)	(34)
Reclassification to earnings of realized gains and losses	(9)	(59)	192	249	–	373
Applicable income taxes	468	22	(86)	(317)	14	101

Balance at end of period	$(77)	$70	$(261)	$(743)	$(60)	$(1,071)

2012
Balance at beginning of period	$360	$–	$(489)	$(1,022)	$(49)	$(1,200)
Changes in unrealized gains and losses	715	–	(74)	(543)	–	98
Other-than-temporary impairment not recognized in earnings on available-for-sale securities securities available-for-sale	12	–	–	–	–	12
Transfer of securities from available-for-sale to held-to-maturity	(224)	224	–	–	–	–
Foreign currency translation adjustment	–	–	–	–	14	14
Reclassification to earnings of realized gains and losses	15	(51)	211	150	–	325
Applicable income taxes	(199)	(66)	(52)	150	(5)	(172)

Balance at end of period	$679	$107	$(404)	$(1,265)	$(40)	$(923)

U.S. BANCORP	The power of potential

Additional detail about the impact to net income for items reclassified out of accumulated other comprehensive income (loss) and into earnings for the years ended December 31, is as follows:

	Impact to Net Income		Affected Line Item in the Consolidated Statement of Income
(Dollars in Millions)	2014	2013
Unrealized gains (losses) on securities available-for-sale
Realized gains (losses) on sale of securities	$11	$23	Total securities gains (losses), net
Other-than-temporary impairment recognized in earnings	(8)	(14)

	3	9	Total before tax
	(1)	(4)	Applicable income taxes

	2	5	Net-of-tax
Unrealized gains (losses) on securities transferred from available-for-sale to held-to-maturity
Amortization of unrealized gains	30	59	Interest income
	(12)	(22)	Applicable income taxes

	18	37	Net-of-tax
Unrealized gains (losses) on derivative hedges
Realized gains (losses) on derivative hedges	(186)	(192)	Net interest income
	71	74	Applicable income taxes

	(115)	(118)	Net-of-tax
Unrealized gains (losses) on retirement plans
Actuarial gains (losses), prior service cost (credit) and transition obligation (asset) amortization	(144)	(249)	Employee benefits expense
	56	96	Applicable income taxes

	(88)	(153)	Net-of-tax
Total impact to net income	$(183)	$(229)

Regulatory Capital The Company uses certain measures defined by bank regulatory agencies to access its capital. Prior to 2014, the regulatory capital requirements effective for the Company followed the Capital Accord of the Basel Committee on Banking Supervision (“Basel I”). Beginning January 1, 2014, the regulatory capital requirements effective for the Company follow Basel III, subject to certain transition provisions from Basel I over the following four years to full implementation by January 1, 2018. Basel III redefines the regulatory capital elements and minimum capital ratios, introduces regulatory capital buffers above those minimums, revises rules for calculating risk-weighted assets and requires a new common equity tier 1 capital ratio. Basel III includes two comprehensive methodologies for calculating risk-weighted assets: a general standardized approach and more risk-sensitive advanced approaches. As of April 1, 2014, the Company exited its parallel run qualification period, resulting in its capital adequacy now being evaluated against the Basel III methodology that is most restrictive.

Tier 1 capital is considered core capital and includes common shareholders’ equity plus qualifying preferred stock, trust preferred securities and noncontrolling interests in consolidated subsidiaries (subject to certain limitations), and is adjusted for the aggregate impact of certain items included in other comprehensive income (loss). Total risk-based capital includes Tier 1 capital and other items such as subordinated debt and the allowance for credit losses. Capital measures are stated as a percentage of risk-adjusted assets, which are measured based on their perceived credit risk and include certain off-balance sheet exposures, such as unfunded loan commitments, letters of credit, and derivative contracts. Under the standardized approach, the Company is also subject to a leverage ratio requirement, a non risk-based asset ratio, which is defined as Tier 1 capital as a percentage of average assets adjusted for goodwill and other non-qualifying intangibles and other assets.

For a summary of the regulatory capital requirements and the actual ratios as of December 31, 2014 and 2013, for the Company and its bank subsidiary, see Table 22 included in Management’s Discussion and Analysis, which is incorporated by reference into these Notes to Consolidated Financial Statements.

The following table provides the components of the Company’s regulatory capital at December 31:

(Dollars in Millions)	2014	2013
Basel III transitional standardized approach/Basel I:
Common shareholders’ equity	$38,723	$36,357
Less intangible assets
Goodwill (net of deferred tax liability)	(8,403)	(8,343)
Other disallowed intangible assets	(165)	(708)
Other(a)	701	636

Total common equity tier 1 capital	30,856
Qualifying preferred stock	4,756	4,756
Noncontrolling interests eligible for tier 1 capital	408	688

Total tier 1 capital	36,020	33,386
Eligible portion of allowance for credit losses	3,957	3,734
Subordinated debt and noncontrolling interests eligible for tier 2 capital	3,215	2,299
Other	16	(79)

Total tier 2 capital	7,188	5,954

Total risk-based capital	$43,208	$39,340

Risk-weighted assets	$317,398	$297,919
Basel III transitional advanced approaches:
Common shareholders’ equity	$38,723
Less intangible assets
Goodwill (net of deferred tax liability)	(8,403)
Other disallowed intangible assets	(165)
Other(a)	701

Total common equity tier 1 capital	30,856
Qualifying preferred stock	4,756
Noncontrolling interests eligible for tier 1 capital	408

Total tier 1 capital	36,020
Eligible portion of allowance for credit losses	1,224
Subordinated debt and noncontrolling interests eligible for tier 2 capital	3,215
Other	16

Total tier 2 capital	4,455

Total risk-based capital	$40,475

Risk-weighted assets	$248,596
Note:	December 31, 2014 amounts calculated under the Basel III transitional standardized and advanced approaches, with the Company being evaluated for capital adequacy against the approach that is most restrictive. December 31, 2013 amounts calculated under Basel I.
(a)	Includes the impact of items included in other comprehensive income (loss), such as unrealized gains (losses) on available-for-sale securities, accumulated net gains on cash flow hedges, pension liability adjustments, etc.

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

U.S. BANCORP	The power of potential

NOTE 16 EARNINGS PER SHARE

The components of earnings per share were:

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2014	2013	2012
Net income attributable to U.S. Bancorp	$5,851	$5,836	$5,647
Preferred dividends	(243)	(250)	(238)
Impact of preferred stock redemption(a)	–	(8)	–
Earnings allocated to participating stock awards	(25)	(26)	(26)

Net income applicable to U.S. Bancorp common shareholders	$5,583	$5,552	$5,383

Average common shares outstanding	1,803	1,839	1,887
Net effect of the exercise and assumed purchase of stock awards	10	10	9

Average diluted common shares outstanding	1,813	1,849	1,896

Earnings per common share	$3.10	$3.02	$2.85
Diluted earnings per common share	$3.08	$3.00	$2.84
(a)	Represents stock issuance costs originally recorded in capital surplus upon the issuance of the Company’s Series D Non-Cumulative Perpetual Preferred Stock that were reclassified to retained earnings on the redemption date.

Options outstanding at December 31, 2013 and 2012, to purchase 5 million and 22 million common shares, respectively, were not included in the computation of diluted earnings per share for the years ended December 31, 2013 and 2012, respectively, because they were antidilutive. Convertible senior debentures outstanding at December 31,

2012, that could potentially be converted into shares of the Company’s common stock pursuant to specified formulas, were not included in the computation of dilutive earnings per share for the year ended December 31, 2012, because they were antidilutive.

NOTE 17 EMPLOYEE BENEFITS

Employee Retirement Savings Plan The Company has a defined contribution retirement savings plan that covers substantially all its employees. Qualified employees are allowed to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested at their direction among a variety of investment alternatives. Employee contributions are 100 percent matched by the Company, up to four percent of each employee’s eligible annual compensation. The Company’s matching contribution vests immediately and is invested in the same manner as each employee’s future contribution elections. Total expense for the Company’s matching contributions was $122 million, $118 million and $111 million in 2014, 2013 and 2012, respectively.

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

The Company’s funding policy is to contribute amounts to its plans sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended by the Pension Protection Act, plus such additional amounts as the Company determines to be appropriate. The Company made contributions of $475 million and $296 million to its pension plan in 2014 and 2013, respectively, and does not anticipate making contributions to its pension plan in 2015. Any contributions made to the qualified plans are invested in accordance with established investment policies and asset allocation strategies.

In addition to the funded qualified pension plans, the Company maintains non-qualified plans that are unfunded and provide benefits to certain employees. The assumptions used in computing the accumulated benefit obligation, the projected benefit obligation and net pension expense are substantially consistent with those assumptions used for the funded qualified plans. In 2015, the Company expects to contribute $21 million to its non-qualified pension plans which equals the 2015 expected benefit payments.

Postretirement Welfare Plan In addition to providing pension benefits, the Company provides health care and death benefits to certain former employees who retired prior to January 1, 2014. Employees retiring after December 31, 2013, are not eligible for retiree health care benefits. This plan change decreased the plan’s benefit obligation by $35 million during 2013, and is subsequently being amortized as a reduction to plan expense over the remaining life of the plan participants. The Company expects to contribute $7 million to its postretirement welfare plan in 2015.

The following table summarizes the changes in benefit obligations and plan assets for the years ended December 31, and the funded status and amounts recognized in the Consolidated Balance Sheet at December 31 for the retirement plans:

	Pension Plans		Postretirement Welfare Plan
(Dollars in Millions)	2014	2013	2014	2013
Change In Projected Benefit Obligation
Benefit obligation at beginning of measurement period	$3,895	$4,096	$100	$142
Service cost	152	168	–	3
Interest cost	197	170	3	4
Participants’ contributions	–	–	11	10
Plan amendments	–	–	–	(35)
Actuarial loss (gain)	781	(388)	13	(2)
Lump sum settlements(a)	(286)	(34)	–	–
Benefit payments	(127)	(117)	(25)	(24)
Federal subsidy on benefits paid	–	–	2	2
Benefit obligation at end of measurement period(b)	$4,612	$3,895	$104	$100
Change In Fair Value Of Plan Assets
Fair value at beginning of measurement period	$2,831	$2,321	$92	$105
Actual return on plan assets	269	343	–	–
Employer contributions	500	318	7	1
Participants’ contributions	–	–	11	10
Lump sum settlements(a)	(286)	(34)	–	–
Benefit payments	(127)	(117)	(25)	(24)
Fair value at end of measurement period	$3,187	$2,831	$85	$92
Funded (Unfunded) Status	$(1,425)	$(1,064)	$(19)	$(8)
Components Of The Consolidated Balance Sheet
Current benefit liability	$(21)	$(20)	$–	$–
Noncurrent benefit liability	(1,404)	(1,044)	(19)	(8)
Recognized amount	$(1,425)	$(1,064)	$(19)	$(8)
Accumulated Other Comprehensive Income (Loss), Pretax
Net actuarial gain (loss)	$(1,894)	$(1,333)	$55	$75
Net prior service credit (cost)	11	16	31	34
Recognized amount	$(1,883)	$(1,317)	$86	$109
(a)	2014 includes $242 million of payments as a result of a bulk lump sum offering to certain deferred vested participants.
(b)	At December 31, 2014 and 2013, the accumulated benefit obligation for all pension plans was $4.3 billion and $3.6 billion, respectively.

U.S. BANCORP	The power of potential

The following table provides information for pension plans with benefit obligations in excess of plan assets at December 31:

(Dollars in Millions)	2014	2013
Pension Plans with Projected Benefit Obligations in Excess of Plan Assets
Projected benefit obligation	$4,612	$3,853
Fair value of plan assets	3,187	2,787
Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets
Projected benefit obligation	$4,612	$3,853
Accumulated benefit obligation	4,250	3,566
Fair value of plan assets	3,187	2,787

The following table sets forth the components of net periodic benefit cost and other amounts recognized in accumulated other comprehensive income (loss) for the years ended December 31 for the retirement plans:

	Pension Plans			Postretirement Welfare Plan
(Dollars in Millions)	2014	2013	2012	2014	2013	2012
Components Of Net Periodic Benefit Cost
Service cost	$152	$168	$129	$–	$3	$5
Interest cost	197	170	168	3	4	7
Expected return on plan assets	(208)	(176)	(191)	(1)	(2)	(2)
Prior service cost (credit) and transition obligation (asset) amortization	(5)	(5)	(4)	(3)	(1)	–
Actuarial loss (gain) amortization	158	264	161	(6)	(9)	(7)
Net periodic benefit cost	$294	$421	$263	$(7)	$(5)	$3
Other Changes In Plan Assets And Benefit Obligations Recognized In Other Comprehensive Income (Loss)
Net actuarial gain (loss) arising during the year	$(719)	$555	$(567)	$(14)	$–	$24
Net actuarial loss (gain) amortized during the year	158	264	161	(6)	(9)	(7)
Net prior service credit (cost) arising during the year	–	–	–	–	35	–
Net prior service cost (credit) and transition obligation (asset) amortized during the year	(5)	(5)	(4)	(3)	(1)	–
Total recognized in other comprehensive income (loss)	$(566)	$814	$(410)	$(23)	$25	$17
Total recognized in net periodic benefit cost and other comprehensive income (loss)(a)(b)	$(860)	$393	$(673)	$(16)	$30	$14
(a)	The pretax estimated actuarial loss (gain) and prior service cost (credit) for the pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2015 are $235 million and $(5) million, respectively.
(b)	The pretax estimated actuarial loss (gain) and prior service cost (credit) for the postretirement welfare plan that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2015 are $(4) million and $(3) million, respectively.

The following table sets forth weighted average assumptions used to determine the projected benefit obligations at December 31:

	Pension Plans		Postretirement Welfare Plan
(Dollars in Millions)	2014	2013	2014	2013
Discount rate(a)	4.13%	4.97%	3.46%	3.93%
Rate of compensation increase(b)	4.07	4.02	*	*
Health care cost trend rate for the next year(c)			7.00%	7.50%
Effect on accumulated postretirement benefit obligation
One percent increase			$6	$5
One percent decrease			(5)	(4)
(a)	The discount rates were developed using a cash flow matching bond model with a modified duration for the qualified pension plans, non-qualified pension plans and postretirement welfare plan of 15.9, 12.4, and 6.8 years, respectively, for 2014, and 14.6, 11.5 and 6.4 years, respectively, for 2013.
(b)	Determined on an active liability weighted basis.
(c)	The rate is assumed to decrease gradually to 5.00 percent by 2019 and remain at this level thereafter.
*	Not applicable

The following table sets forth weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

	Pension Plans			Postretirement Welfare Plan
(Dollars in Millions)	2014	2013	2012	2014	2013	2012
Discount rate(a)	4.97%	4.07%	5.07%	3.93%	3.10%	4.30%
Expected return on plan assets(b)	7.50	7.50	8.00	1.50	1.50	2.25
Rate of compensation increase(c)	4.02	4.08	4.05	*	*	*
Health care cost trend rate(d)
Prior to age 65				7.50%	8.00%	8.00%
After age 65				7.50	8.00	12.00
Effect on total of service cost and interest cost
One percent increase				$–	$–	$–
One percent decrease				–	–	–
(a)	The discount rates were developed using a cash flow matching bond model with a modified duration for the qualified pension plans, non-qualified pension plans and postretirement welfare plan of 14.6, 11.5 and 6.4 years, respectively, for 2014, and 15.9, 12.2 and 7.2 years, respectively, for 2013.
(b)	With the help of an independent pension consultant, the Company considers several sources when developing its expected long-term rates of return on plan assets assumptions, including, but not limited to, past returns and estimates of future returns given the plans’ asset allocation, economic conditions, and peer group LTROR information. The Company determines its expected long-term rates of return reflecting current economic conditions and plan assets.
(c)	Determined on an active liability weighted basis.
(d)	The pre-65 and post-65 rates are both assumed to decrease gradually to 5.00 percent by 2019 and remain at that level thereafter.
*	Not applicable

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

Generally, based on historical performance of the various investment asset classes, investments in equities have outperformed other investment classes but are subject to higher volatility. In an effort to minimize volatility, while recognizing the long-term up-side potential of investing in equities, the Committee has determined that a target asset allocation of 30 percent debt securities, 35 percent passively managed global equities, 8 percent actively managed global equities, 7 percent mid-small cap equities, 5 percent emerging markets equities, 5 percent real estate equities, 5 percent hedge funds and 5 percent private equity is appropriate.

At December 31, 2014 and 2013, plan assets of the qualified pension plans included asset management arrangements with related parties totaling $70 million and $119 million, respectively.

In accordance with authoritative accounting guidance, the Company groups plan assets into a three-level hierarchy for valuation techniques used to measure their fair value based on whether the valuation inputs are observable or unobservable. Refer to Note 22 for further discussion on these levels.

The assets of the qualified pension plans include investments in equity and U.S. Treasury securities whose fair values are determined based on quoted prices in active markets and are classified within Level 1 of the fair value hierarchy. The qualified pension plans also invest in collective investment and mutual funds whose fair values are determined using the net asset value provided by the administrator of the fund and are classified as Level 2. In addition, the qualified pension plans invest in debt securities and foreign currency transactions that are valued using third party pricing services and are classified as Level 2. The qualified pension plans invest in hedge funds and private equity funds whose fair values are determined using the net asset value provided by the fund administrators. The Company’s ability to redeem at net asset value is restricted, and accordingly, the investments in hedge and private equity funds are classified as Level 3. Additionally, the qualified pension plans invest in limited partnership interests, and in debt securities whose fair values are determined by the Company by analyzing the limited partnerships’ audited financial statements and by averaging the prices obtained from independent pricing services, respectively. These securities are classified as Level 3.

U.S. BANCORP	The power of potential

The following table summarizes the plan investment assets measured at fair value at December 31:

	Pension Plans						Postretirement Welfare Plan
	2014			2013			2014	2013
(Dollars in Millions)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 1
Cash and cash equivalents	$78	$–	$–	$62	$–	$–	$85	$92
Debt securities	347	496	–	217	343	–	–	–
Corporate stock
Domestic equity securities	196	–	–	217	–	–	–	–
Mid-small cap equity securities(a)	146	–	–	148	–	–	–	–
International equity securities	197	–	–	229	–	–	–	–
Real estate equity securities(b)	163	–	–	137	–	–	–	–
Collective investment funds
Domestic equity securities	–	539	–	–	538	–	–	–
Mid-small cap equity securities(c)	–	54	–	–	58	–	–	–
Emerging markets equity securities	–	75	–	–	58	–	–	–
International equity securities	–	421	–	–	472	–	–	–
Mutual funds
Debt securities	–	219	–	–	177	–	–	–
Emerging markets equity securities	–	81	–	–	75	–	–	–
Hedge funds(d)	–	–	148	–	–	103	–	–
Private equity	–	–	25	–	–	–	–	–
Other	–	–	2	–	(7)	4	–	–
Total	$1,127	$1,885	$175	$1,010	$1,714	$107	$85	$92
(a)	At December 31, 2014 and 2013, securities included $141 million in domestic equities, and $5 million and $7 million in international equities, respectively.
(b)	At December 31, 2014 and 2013, securities included $89 million and $67 million in domestic equities, respectively, and $74 million and $70 million in international equities, respectively.
(c)	At December 31, 2014 and 2013, securities included $25 million and $26 million in domestic equities, respectively, $27 million and $22 million in international equities, respectively, and $2 million and $10 million in cash and cash equivalents, respectively.
(d)	This category consists of several investment strategies diversified across several hedge fund managers.

The following table summarizes the changes in fair value for all plan investment assets measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31:

	2014			2013			2012
(Dollars in Millions)	Hedge Funds	Private Equity	Other	Debt Securities	Hedge Funds	Other	Debt Securities	Other
Balance at beginning of period	$103	$–	$4	$7	$–	$3	$7	$6
Unrealized gains (losses) relating to assets still held at end of year	7	(2)	(2)	–	–	–	1	(2)
Purchases, sales, and settlements, net	38	27	–	(7)	103	1	(1)	(1)
Balance at end of period	$148	$25	$2	$–	$103	$4	$7	$3

The following benefit payments are expected to be paid from the retirement plans for the years ended December 31:

(Dollars in Millions)	Pension Plans	Postretirement Welfare Plan(a)	Medicare Part D Subsidy Receipts
2015	$177	$14	$2
2016	188	13	2
2017	197	12	2
2018	207	12	2
2019	214	11	2
2020 – 2024	1,259	44	9
(a)	Net of expected retiree contributions and before Medicare Part D subsidy.

NOTE 18 STOCK-BASED COMPENSATION

As part of its employee and director compensation programs, the Company currently may grant certain stock awards under the provisions of its stock incentive plan. The plan provides for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant. Option grants are generally exercisable up to ten years from the date of grant. In addition, the plan provides for grants of shares of common stock or stock units that are subject to restriction on transfer prior to vesting. Most stock and unit awards vest over three to five years and are subject to forfeiture if certain vesting requirements are not met. Stock incentive plans of acquired companies are generally terminated at the merger closing dates. Participants under such plans receive the Company’s common stock, or options to buy the Company’s stock, based on the conversion terms of the various merger agreements. At December 31, 2014, there were 50 million shares (subject to adjustment for forfeitures) available for grant under various plans.

STOCK OPTION AWARDS

The following is a summary of stock options outstanding and exercised under prior and existing stock incentive plans of the Company:

Year Ended December 31	Stock Options/Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
2014
Number outstanding at beginning of period	46,724,765	$29.12
Granted	1,246,451	40.32
Exercised	(13,851,590)	29.59
Cancelled(a)	(470,428)	31.12

Number outstanding at end of period(b)	33,649,198	$29.31	4.0	$526
Exercisable at end of period	28,923,260	$28.79	3.4	$467
2013
Number outstanding at beginning of period	63,171,918	$28.83
Granted	1,168,011	33.99
Exercised	(17,260,740)	28.41
Cancelled(a)	(354,424)	29.22

Number outstanding at end of period(b)	46,724,765	$29.12	4.4	$527
Exercisable at end of period	39,556,000	$29.19	3.8	$444
2012
Number outstanding at beginning of period	75,823,941	$27.60
Granted	4,180,492	28.65
Exercised	(15,681,323)	23.12
Cancelled(a)	(1,151,192)	24.90

Number outstanding at end of period(b)	63,171,918	$28.83	4.9	$196
Exercisable at end of period	50,671,654	$30.12	4.2	$92

(a)	Options cancelled include both non-vested (i.e., forfeitures) and vested options.
(b)	Outstanding options include stock-based awards that may be forfeited in future periods. The impact of the estimated forfeitures is reflected in compensation expense.

Stock-based compensation expense is based on the estimated fair value of the award at the date of grant or modification. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model, requiring the use of subjective assumptions. Because employee stock options have characteristics that differ from those of traded options, including vesting provisions and trading limitations that impact their liquidity, the determined value used to measure compensation expense may vary from the actual fair value of the employee stock options. The following table includes the weighted average estimated fair value of stock options granted and the assumptions utilized by the Company for newly issued grants:

Year Ended December 31	2014	2013	2012
Estimated fair value	$11.38	$12.13	$10.19
Risk-free interest rates	1.7%	1.0%	.9%
Dividend yield	2.6%	2.6%	2.6%
Stock volatility factor	.38	.49	.49
Expected life of options (in years)	5.5	5.5	5.5

U.S. BANCORP	The power of potential

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

The following summarizes certain stock option activity of the Company:

Year Ended December 31 (Dollars in Millions)	2014	2013	2012
Fair value of options vested	$33	$41	$49
Intrinsic value of options exercised	171	144	143
Cash received from options exercised	408	489	362
Tax benefit realized from options exercised	66	56	75

To satisfy option exercises, the Company predominantly uses treasury stock.

Additional information regarding stock options outstanding as of December 31, 2014, is as follows:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Shares	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
$11.02 – $15.00	3,366,770	4.1	$11.33	3,366,770	$11.33
$15.01 – $20.00	161,742	1.3	19.57	161,742	19.57
$20.01 – $25.00	2,513,347	5.1	23.85	2,505,271	23.84
$25.01 – $30.00	9,825,343	4.6	28.95	7,101,828	29.06
$30.01 – $35.00	11,611,190	3.4	32.13	10,798,653	31.99
$35.01 – $40.00	4,988,996	2.1	36.04	4,988,996	36.04
$40.01 – $41.61	1,181,810	9.1	40.32	–	–
Total	33,649,198	4.0	$29.31	28,923,260	$28.79

RESTRICTED STOCK AND UNIT AWARDS

A summary of the status of the Company’s restricted shares of stock and unit awards is presented below:

	2014		2013		2012
Year Ended December 31	Shares	Weighted- Average Grant- Date Fair Value	Shares	Weighted- Average Grant- Date Fair Value	Shares	Weighted- Average Grant- Date Fair Value
Outstanding at beginning of period	8,653,859	$29.96	8,935,743	$25.04	8,995,295	$22.46
Granted	3,133,168	40.37	3,717,635	33.88	3,085,077	28.70
Vested	(3,409,650)	29.38	(3,744,411)	22.17	(2,931,820)	20.97
Cancelled	(455,806)	34.05	(255,108)	29.18	(212,809)	25.01
Outstanding at end of period	7,921,571	$34.09	8,653,859	$29.96	8,935,743	$25.04

The total fair value of shares vested was $139 million, $127 million and $86 million for the years ended December 31, 2014, 2013 and 2012, respectively. Stock-based compensation expense was $125 million, $129 million and $129 million for the years ended December 31, 2014, 2013 and 2012, respectively. On an after-tax basis, stock-based compensation was $78 million, $80 million and $80 million for the years ended December 31, 2014, 2013 and 2012, respectively. As of December 31, 2014, there was $167 million of total unrecognized compensation cost related to nonvested share-based arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 2.4 years as compensation expense.

NOTE 19 INCOME TAXES

The components of income tax expense were:

Year Ended December 31 (Dollars in Millions)	2014	2013	2012
Federal
Current	$1,888	$1,885	$1,853
Deferred	(126)	(83)	45

Federal income tax	1,762	1,802	1,898
State
Current	331	216	334
Deferred	(6)	14	4

State income tax	325	230	338

Total income tax provision	$2,087	$2,032	$2,236

A reconciliation of expected income tax expense at the federal statutory rate of 35 percent to the Company’s applicable income tax expense follows:

Year Ended December 31 (Dollars in Millions)	2014	2013	2012
Tax at statutory rate	$2,798	$2,717	$2,704
State income tax, at statutory rates, net of federal tax benefit	211	150	220
Tax effect of
Tax credits and benefits, net of related expenses	(701)	(648)	(479)
Tax-exempt income	(205)	(212)	(219)
Noncontrolling interests	(20)	37	55
Other items	4	(12)	(45)

Applicable income taxes	$2,087	$2,032	$2,236

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

A reconciliation of the changes in the federal, state and foreign unrecognized tax position balances are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2014	2013	2012
Balance at beginning of period	$264	$302	$479
Additions for tax positions taken in prior years	31	44	73
Additions for tax positions taken in the current year	4	–	5
Exam resolutions	(22)	(56)	(245)
Statute expirations	(10)	(26)	(10)

Balance at end of period	$267	$264	$302

The total amount of unrecognized tax positions that, if recognized, would impact the effective income tax rate as of December 31, 2014, 2013 and 2012, were $192 million, $181 million and $240 million, respectively. The Company classifies interest and penalties related to unrecognized tax positions as a component of income tax expense. At

December 31, 2014, the Company’s unrecognized tax position balance included $31 million in accrued interest. During the years ended December 31, 2014, 2013 and 2012 the Company recorded approximately $4 million, $(12) million and $(8) million, respectively, in interest on unrecognized tax positions.

U.S. BANCORP	The power of potential

While certain examinations may be concluded, statutes may lapse or other developments may occur, the Company does not believe there will be a significant increase or decrease in uncertain tax positions over the next twelve months.

Deferred income tax assets and liabilities reflect the tax effect of estimated temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The significant components of the Company’s net deferred tax asset (liability) follows:

At December 31 (Dollars in Millions)	2014	2013
Deferred Tax Assets
Allowance for credit losses	$1,652	$1,722
Accrued expenses	630	485
Pension and postretirement benefits	437	277
Federal, state and foreign net operating loss carryforwards	212	72
Stock compensation	143	165
Securities available-for-sale and financial instruments	–	172
Partnerships and other investment assets	403	646
Other deferred tax assets, net	208	179

Gross deferred tax assets	3,685	3,718
Deferred Tax Liabilities
Leasing activities	(3,042)	(2,872)
Mortgage servicing rights	(871)	(835)
Goodwill and other intangible assets	(772)	(666)
Loans	(212)	(211)
Securities available-for-sale and financial instruments	(165)	–
Fixed assets	(90)	(147)
Other deferred tax liabilities, net	(159)	(210)

Gross deferred tax liabilities	(5,311)	(4,941)
Valuation allowance	(101)	(82)

Net Deferred Tax Asset (Liability)	$(1,727)	$(1,305)

The Company has approximately $921 million of federal, state and foreign net operating loss carryforwards which expire at various times through 2034. A substantial portion of these carryforwards relate to state-only net operating losses. These carryforwards are subject to a full valuation allowance. Management has determined it is more likely than not the other net deferred tax assets could be realized through carry back to taxable income in prior years, future reversals of existing taxable temporary differences and future taxable income.

At December 31, 2014, retained earnings included approximately $102 million of base year reserves of acquired thrift institutions, for which no deferred federal income tax liability has been recognized. These base year reserves would be recaptured if the Company’s banking subsidiaries cease to qualify as a bank for federal income tax purposes. The base year reserves also remain subject to income tax penalty provisions that, in general, require recapture upon certain stock redemptions of, and excess distributions to, stockholders.

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

Fair Value Hedges These derivatives are interest rate swaps the Company uses to hedge the change in fair value related to interest rate changes of its underlying fixed-rate debt. Changes in the fair value of derivatives designated as fair value hedges, and changes in the fair value of the hedged items, are recorded in earnings. All fair value hedges were highly effective for the year ended December 31, 2014, and the change in fair value attributed to hedge ineffectiveness was not material.

Cash Flow Hedges These derivatives are interest rate swaps the Company uses to hedge the forecasted cash flows from its underlying variable-rate loans and debt. Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income (loss) until the cash flows of the hedged items are realized. If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in other comprehensive income (loss) is reported in earnings immediately, unless the forecasted transaction is at least reasonably possible of occurring, whereby the amounts remain within other comprehensive income (loss). At December 31, 2014, the Company had $172 million (net-of-tax) of realized and unrealized losses on derivatives classified as cash flow hedges recorded in other comprehensive income (loss), compared with $261 million (net-of-tax) at December 31, 2013. The estimated amount to be reclassified from other comprehensive income (loss) into earnings during the next 12 months is a loss of $115 million (net-of-tax). This amount includes gains and losses related to hedges that were terminated early for which the forecasted transactions are still probable. All cash flow hedges were highly effective for the year ended December 31, 2014, and the change in fair value attributed to hedge ineffectiveness was not material.

Net Investment Hedges The Company uses forward commitments to sell specified amounts of certain foreign currencies, and occasionally non-derivative debt instruments, to hedge the volatility of its investment in foreign operations driven by fluctuations in foreign currency exchange rates. The ineffectiveness on all net investment hedges was not material for the year ended December 31, 2014. There were no non-derivative debt instruments designated as net investment hedges at December 31, 2014 or 2013.

Other Derivative Positions The Company enters into free-standing derivatives to mitigate interest rate risk and for other risk management purposes. These derivatives include forward commitments to sell to-be-announced securities (“TBAs”) and other commitments to sell residential mortgage loans, which are used to economically hedge the interest rate risk related to residential mortgage loans held for sale (“MLHFS”) and unfunded mortgage loan commitments. The Company also enters into interest rate swaps, forward commitments to buy TBAs, U.S. Treasury futures and options on U.S. Treasury futures to economically hedge the change in the fair value of the Company’s MSRs. The Company also enters into foreign currency forwards to economically hedge remeasurement gains and losses the Company recognizes on foreign currency denominated assets and liabilities. In addition, the Company acts as a seller and buyer of interest rate derivatives and foreign exchange contracts for its customers. To mitigate the market and liquidity risk associated with these customer derivatives, the Company historically has entered into similar offsetting positions with broker-dealers. In 2014, the Company began to actively manage the risks from its exposure to customer-related interest rate positions on a portfolio basis by entering into other derivative or non-derivative financial instruments that partially or fully offset the exposure from these customer-related positions. The Company’s customer derivatives and related hedges are monitored and reviewed by the Company’s Market Risk Committee, which establishes policies for market risk management, including exposure limits for each portfolio. The Company also has derivative contracts that are created through its operations, including commitments to originate MLHFS and swap agreements related to the sale of a portion of its Class B common shares of Visa Inc. Refer to Note 23 for further information on the Visa restructuring and related card association litigation.

For additional information on the Company’s purpose for entering into derivative transactions and its overall risk management strategies, refer to “Management Discussion and Analysis — Use of Derivatives to Manage Interest Rate and Other Risks” which is incorporated by reference into these Notes to Consolidated Financial Statements.

U.S. BANCORP	The power of potential

The following table summarizes the asset and liability management derivative positions of the Company:

	Asset Derivatives			Liability Derivatives
(Dollars in Millions)	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years
December 31, 2014
Fair value hedges
Interest rate contracts
Receive fixed/pay floating swaps	$2,750	$65	5.69	$–	$–	–
Cash flow hedges
Interest rate contracts
Pay fixed/receive floating swaps	272	6	7.76	5,748	315	1.94
Receive fixed/pay floating swaps	250	–	.16	–	–	–
Net investment hedges
Foreign exchange forward contracts	1,047	31	.04	–	–	–
Other economic hedges
Interest rate contracts
Futures and forwards
Buy	4,839	45	.07	60	–	.08
Sell	448	10	.13	6,713	62	.09
Options
Purchased	2,500	–	.06	–	–	–
Written	2,643	31	.08	4	–	.11
Receive fixed/pay floating swaps	3,552	14	10.22	250	1	10.22
Pay fixed/receive floating swaps	15	–	10.22	–	–	–
Foreign exchange forward contracts	510	3	.03	6,176	41	.02
Equity contracts	86	3	.60	–	–	–
Credit contracts	1,247	3	3.29	2,282	5	2.85
Other(a)	58	4	.03	390	48	3.20
Total	$20,217	$215		$21,623	$472
December 31, 2013
Fair value hedges
Interest rate contracts
Receive fixed/pay floating swaps	$500	$22	2.09	$–	$–	–
Cash flow hedges
Interest rate contracts
Pay fixed/receive floating swaps	772	26	6.25	4,288	498	2.46
Receive fixed/pay floating swaps	7,000	26	.84	–	–	–
Net investment hedges
Foreign exchange forward contracts	–	–	–	1,056	4	.04
Other economic hedges
Interest rate contracts
Futures and forwards
Buy	2,310	9	.07	1,025	7	.06
Sell	5,234	58	.08	346	4	.17
Options
Purchased	2,300	–	.07	–	–	–
Written	1,902	17	.07	2	–	.08
Receive fixed/pay floating swaps	–	–	–	3,540	56	10.22
Foreign exchange forward contracts	6,813	24	.02	2,121	4	.02
Equity contracts	79	3	1.62	–	–	–
Credit contracts	1,209	4	4.04	2,352	7	3.08
Total	$28,119	$189		$14,730	$580
(a)	Includes short-term underwriting purchase and sale commitments with total asset and liability notional values of $58 million at December 31, 2014, and derivative liability swap agreements related to the sale of a portion of the Company’s Class B common shares of Visa Inc. The Visa swap agreements had a total notional value, fair value and weighted average remaining maturity of $332 million, $44 million and 3.75 years at December 31, 2014, respectively.

The following table summarizes the customer-related derivative positions of the Company:

	Asset Derivatives			Liability Derivatives
(Dollars in Millions)	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years
December 31, 2014
Interest rate contracts
Receive fixed/pay floating swaps	$21,724	$888	6.09	$5,880	$24	3.79
Pay fixed/receive floating swaps	4,622	26	3.27	21,821	892	6.08
Options
Purchased	4,409	10	3.79	24	–	2.42
Written	24	–	2.42	4,375	10	3.79
Futures
Buy	1,811	–	.22	226	–	.45
Sell	152	–	1.08	46	–	1.73
Foreign exchange rate contracts
Forwards, spots and swaps	17,062	890	.52	14,645	752	.59
Options
Purchased	976	39	.44	–	–	–
Written	–	–	–	976	39	.44

Total	$50,780	$1,853		$47,993	$1,717

December 31, 2013
Interest rate contracts
Receive fixed/pay floating swaps	$11,717	$600	5.11	$7,291	$106	5.57
Pay fixed/receive floating swaps	6,746	114	6.03	12,361	560	4.90
Options
Purchased	3,489	33	4.53	–	–	–
Written	–	–	–	3,489	33	4.53
Foreign exchange rate contracts
Forwards, spots and swaps	10,970	457	.59	9,975	427	.62
Options
Purchased	364	11	.53	–	–	–
Written	–	–	–	364	11	.53

Total	$33,286	$1,215		$33,480	$1,137

The table below shows the effective portion of the gains (losses) recognized in other comprehensive income (loss) and the gains (losses) reclassified from other comprehensive income (loss) into earnings (net-of-tax) for the years ended December 31:

	Gains (Losses) Recognized in Other Comprehensive Income (Loss)			Gains (Losses) Reclassified from Other Comprehensive Income (Loss) into Earnings
(Dollars in Millions)	2014	2013	2012	2014	2013	2012
Asset and Liability Management Positions
Cash flow hedges
Interest rate contracts(a)	$(26)	$25	$(46)	$(115)	$(118)	$(131)
Net investment hedges
Foreign exchange forward contracts	130	(45)	(19)	–	–	–
Non-derivative debt instruments	–	–	20	–	–	–
Note:	Ineffectiveness on cash flow and net investment hedges was not material for the years ended December 31, 2014, 2013 and 2012.
(a)	Gains (Losses) reclassified from other comprehensive income (loss) into interest income on loans and interest expense on long-term debt.

U.S. BANCORP	The power of potential

The table below shows the gains (losses) recognized in earnings for fair value hedges, other economic hedges and the customer-related positions for the years ended December 31:

(Dollars in Millions)	Location of Gains (Losses) Recognized in Earnings	2014	2013	2012
Asset and Liability Management Positions
Fair value hedges(a)
Interest rate contracts	Other noninterest income	$29	$(9)	$3
Foreign exchange cross-currency swaps	Other noninterest income	–	–	42
Other economic hedges
Interest rate contracts
Futures and forwards	Mortgage banking revenue	(122)	615	437
Purchased and written options	Mortgage banking revenue	287	243	854
Receive fixed/pay floating swaps	Mortgage banking revenue	384	(322)	175
Foreign exchange forward contracts	Commercial products revenue	(29)	49	(63)
Equity contracts	Compensation expense	2	2	2
Credit contracts	Other noninterest income/expense	–	6	(8)
Other	Other noninterest income/expense	(43)	–	–
Customer-Related Positions
Interest rate contracts
Receive fixed/pay floating swaps	Other noninterest income	686	(361)	(118)
Pay fixed/receive floating swaps	Other noninterest income	(652)	378	124
Foreign exchange rate contracts
Forwards, spots and swaps	Commercial products revenue	66	51	50
Purchased and written options	Commercial products revenue	1	–	–

(a)	Gains (Losses) on items hedged by interest rate contracts included in noninterest income (expense), were $(27) million, $8 million and $(3) million for the years ended December 31, 2014, 2013 and 2012, respectively. Gains (Losses) on items hedged by foreign exchange forward contracts included in noninterest income (expense), were $(44) million for the year ended December 31, 2012. The ineffective portion was immaterial for the years ended December 31, 2014, 2013 and 2012.

Derivatives are subject to credit risk associated with counterparties to the derivative contracts. The Company measures that credit risk using a credit valuation adjustment and includes it within the fair value of the derivative. The Company manages counterparty credit risk through diversification of its derivative positions among various counterparties, by entering into master netting arrangements and, where possible, by requiring collateral arrangements. A master netting arrangement allows two counterparties, who have multiple derivative contracts with each other, the ability to net settle amounts under all contracts, including any related collateral, through a single payment and in a single currency. Collateral arrangements require the counterparty to deliver collateral (typically cash or U.S. Treasury and agency securities) equal to the Company’s net derivative receivable, subject to minimum transfer and credit rating requirements.

The Company’s collateral arrangements are predominately bilateral and, therefore, contain provisions that require collateralization of the Company’s net liability derivative positions. Required collateral coverage is based on certain net liability thresholds and contingent upon the Company’s credit rating from two of the nationally recognized statistical rating organizations. If the Company’s credit rating were to fall below credit ratings thresholds established in the collateral arrangements, the counterparties to the derivatives could request immediate additional collateral coverage up to and including full collateral coverage for derivatives in a net liability position. The aggregate fair value of all derivatives under collateral arrangements that were in a net liability position at December 31, 2014, was $964 million. At December 31, 2014, the Company had $842 million of cash posted as collateral against this net liability position.

NOTE 21 NETTING ARRANGEMENTS FOR CERTAIN	FINANCIAL INSTRUMENTS

The majority of the Company’s derivative portfolio consists of bilateral over-the-counter trades. However, per current regulations, certain interest rate swaps and forwards and credit contracts need to be centrally cleared through clearinghouses. In addition, a portion of the Company’s derivative positions are exchange-traded. These are predominately U.S. Treasury futures or options on U.S. Treasury futures. Of the Company’s $140.6 billion total notional amount of derivative positions at December 31, 2014, $33.0 billion related to those centrally cleared through clearinghouses and $4.2 billion related to those that were exchange-traded. Irrespective of how derivatives are traded, the Company’s derivative contracts include offsetting rights (referred to as netting arrangements), and depending on expected volume, credit risk, and counterparty preference, collateral maintenance may be required. For all derivatives under collateral support agreements, fair value is determined daily and, depending on the collateral maintenance requirements, the Company and a counterparty may receive or deliver collateral, based upon the net fair value of all derivative positions between the Company and the counterparty. Collateral is typically cash, but securities may be allowed under collateral arrangements with certain counterparties. Receivables and payables related to cash collateral are included in other assets and other liabilities on the Consolidated Balance Sheet, along with the related derivative asset and liability fair values. Any securities pledged to counterparties as collateral remain on the Consolidated Balance Sheet. Securities received from counterparties as collateral are not recognized on the Consolidated Balance Sheet, unless the counterparty defaults. In general, securities used as collateral can be sold, repledged or otherwise used by the party in possession. No restrictions exist on the use of cash collateral by either party. Refer to Note 20 for further discussion of the Company’s derivatives, including collateral arrangements.

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

Securities transferred to counterparties under repurchase agreements and securities loaned transactions continue to be recognized on the Consolidated Balance Sheet, are measured at fair value, and are included in investment securities or other assets. Securities received from counterparties under reverse repurchase agreements and securities borrowed transactions are not recognized on the Consolidated Balance Sheet unless the counterparty defaults. In connection with all of these transactions, the fair values of the securities are determined daily, and additional cash is obtained or refunded to counterparties where appropriate. The securities transferred under repurchase and reverse repurchase transactions typically are U.S. Treasury securities or agency mortgage-backed securities. The securities loaned or borrowed typically are high-grade corporate bonds traded by the Company’s broker-dealer. In general, the securities transferred can be sold, repledged or otherwise used by the party in possession. No restrictions exist on the use of cash collateral by either party.

The Company executes its derivative, repurchase/reverse repurchase and securities loaned/borrowed transactions under the respective industry standard agreements. These agreements include master netting arrangements that allow for multiple contracts executed with the same counterparty to be viewed as a single arrangement. This allows for net settlement of a single amount on a daily basis. In the event of default, the master netting arrangement provides for close-out netting, which allows all of these positions with the defaulting counterparty to be terminated and net settled with a single payment amount.

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

U.S. BANCORP	The power of potential

The following tables provide information on the Company’s netting adjustments, and items not offset on the Consolidated Balance Sheet but available for offset in the event of default:

	Gross Recognized Assets	Gross Amounts Offset on the Consolidated Balance Sheet(a)	Net Amounts Presented on the Consolidated Balance Sheet	Gross Amounts Not Offset on the Consolidated Balance Sheet
(Dollars in Millions)				Financial Instruments(b)	Collateral Received(c)	Net Amount

December 31, 2014
Derivative assets(d)	$1,847	$(870)	$977	$(58)	$–	$919
Reverse repurchase agreements	40	–	40	(40)	–	–
Securities borrowed	638	–	638	–	(620)	18

Total	$2,525	$(870)	$1,655	$(98)	$(620)	$937

December 31, 2013
Derivative assets(d)	$1,349	$(599)	$750	$(21)	$–	$729
Reverse repurchase agreements	87	–	87	(59)	(28)	–
Securities borrowed	723	–	723	–	(698)	25

Total	$2,159	$(599)	$1,560	$(80)	$(726)	$754

(a)	Includes $258 million and $124 million of cash collateral related payables that were netted against derivative assets at December 31, 2014 and 2013, respectively.
(b)	For derivative assets this includes any derivative liability fair values that could be offset in the event of counterparty default; for reverse repurchase agreements this includes any repurchase agreement payables that could be offset in the event of counterparty default; for securities borrowed this includes any securities loaned payables that could be offset in the event of counterparty default.
(c)	Includes the fair value of securities received by the Company from the counterparty. These securities are not included on the Consolidated Balance Sheet unless the counterparty defaults.
(d)	Excludes $221 million and $55 million of derivative assets centrally cleared or otherwise not subject to netting arrangements at December 31, 2014 and 2013, respectively.

	Gross Recognized Liabilities	Gross Amounts Offset on the Consolidated Balance Sheet(a)	Net Amounts Presented on the Consolidated Balance Sheet	Gross Amounts Not Offset on the Consolidated Balance Sheet
(Dollars in Millions)				Financial Instruments(b)	Collateral Pledged(c)	Net Amount

December 31, 2014
Derivative liabilities(d)	$1,847	$(1,317)	$530	$(58)	$–	$472
Repurchase agreements	948	–	948	(40)	(908)	–
Securities loaned	47	–	47	–	(46)	1

Total	$2,842	$(1,317)	$1,525	$(98)	$(954)	$473

December 31, 2013
Derivative liabilities(d)	$1,598	$(1,192)	$406	$(21)	$–	$385
Repurchase agreements	2,059	–	2,059	(59)	(2,000)	–
Securities loaned	–	–	–	–	–	–

Total	$3,657	$(1,192)	$2,465	$(80)	$(2,000)	$385

(a)	Includes $705 million and $717 million of cash collateral related receivables that were netted against derivative liabilities at December 31, 2014 and 2013, respectively.
(b)	For derivative liabilities this includes any derivative asset fair values that could be offset in the event of counterparty default; for repurchase agreements this includes any reverse repurchase agreement receivables that could be offset in the event of counterparty default; for securities loaned this includes any securities borrowed receivables that could be offset in the event of counterparty default.
(c)	Includes the fair value of securities pledged by the Company to the counterparty. These securities are included on the Consolidated Balance Sheet unless the Company defaults.
(d)	Excludes $342 million and $119 million of derivative liabilities centrally cleared or otherwise not subject to netting arrangements at December 31, 2014 and 2013, respectively.

NOTE 22 FAIR VALUES OF ASSETS AND LIABILITIES

The Company uses fair value measurements for the initial recording of certain assets and liabilities, periodic remeasurement of certain assets and liabilities, and disclosures. Derivatives, trading and available-for-sale investment securities, MSRs and substantially all MLHFS are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower-of-cost-or-fair value accounting or impairment write-downs of individual assets.

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

The Company groups its assets and liabilities measured at fair value into a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value. This hierarchy is based on whether the valuation inputs are observable or unobservable. These levels are:

–	Level 1 — Quoted prices in active markets for identical assets or liabilities. Level 1 includes U.S. Treasury securities, as well as exchange-traded instruments, including certain perpetual preferred and corporate debt securities.

–	Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 includes debt securities that are traded less frequently than exchange-traded instruments and which are typically valued using third party pricing services; derivative contracts and other assets and liabilities, including securities, whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data; and MLHFS whose values are determined using quoted prices for similar assets or pricing models with inputs that are observable in the market or can be corroborated by observable market data.

–	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category includes MSRs, certain debt securities and certain derivative contracts.

When the Company changes its valuation inputs for measuring financial assets and financial liabilities at fair value, either due to changes in current market conditions or other factors, it may need to transfer those assets or liabilities to another level in the hierarchy based on the new inputs used. The Company recognizes these transfers at the end of the reporting period in which the transfers occur. During the years ended December 31, 2014, 2013 and 2012, there were no transfers of financial assets or financial liabilities between the hierarchy levels.

The Company has processes and controls in place to increase the reliability of estimates it makes in determining fair value measurements. Items quoted on an exchange are verified to the quoted price. Items provided by a third party pricing service are subject to price verification procedures as described in more detail in the specific valuation discussions below. For fair value measurements modeled internally, the Company’s valuation models are subject to the Company’s Model Risk Governance Policy and Program, as maintained by the Company’s risk management department. The purpose of model validation is to assess the accuracy of the models’ input, processing, and reporting components. All models are required to be independently reviewed and approved prior to being placed in use, and are subject to formal change control procedures. Under the Company’s Model Risk Governance Policy, models are required to be reviewed at least annually to ensure they are operating as intended. Inputs into the models are market observable inputs whenever available. When market observable inputs are not available, the inputs are developed based upon analysis of historical experience and evaluation of other relevant market data. Significant unobservable model inputs are subject to review by senior management in corporate functions, who are independent from the modeling. Significant unobservable model inputs are also compared to actual results, typically on a quarterly basis. Significant Level 3 fair value measurements are also subject to corporate-level review and are benchmarked to market transactions or other market data, when available. Additional discussion of processes and controls are provided in the valuation methodologies section that follows.

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

U.S. BANCORP	The power of potential

valuation models and key inputs to those models. During the years ended December 31, 2014, 2013 and 2012, there were no significant changes to the valuation techniques used by the Company to measure fair value.

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

Investment Securities When quoted market prices for identical securities are available in an active market, these prices are used to determine fair value and these securities are classified within Level 1 of the fair value hierarchy. Level 1 investment securities include U.S. Treasury and exchange-traded securities.

For other securities, quoted market prices may not be readily available for the specific securities. When possible, the Company determines fair value based on market observable information, including quoted market prices for similar securities, inactive transaction prices, and broker quotes. These securities are classified within Level 2 of the fair value hierarchy. Level 2 valuations are generally provided by a third party pricing service. The Company reviews the valuation methodologies utilized by the pricing service and, on a quarterly basis, reviews the security level prices provided by the pricing service against management’s expectation of fair value, based on changes in various benchmarks and market knowledge from recent trading activity. Additionally, each quarter, the Company validates the fair value provided by the pricing services by comparing them to recent observable market trades (where available), broker provided quotes, or other independent secondary pricing sources. Prices obtained from the pricing service are adjusted if they are found to be inconsistent with observable market data. Level 2 investment securities are predominantly agency mortgage-backed securities, certain other asset-backed securities, municipal securities, corporate debt securities, agency debt securities and certain perpetual preferred securities.

The fair value of securities for which there are no market trades, or where trading is inactive as compared to normal market activity, are classified within Level 3 of the fair value hierarchy. The Company determines the fair value of these securities by using a discounted cash flow methodology and incorporating observable market information, where available. These valuations are modeled by a unit within the Company’s treasury department. The valuations use assumptions regarding housing prices, interest rates and borrower performance. Inputs are refined and updated at least quarterly to reflect market developments and actual performance. The primary valuation drivers of these securities are the prepayment rates, default rates and default severities associated with the underlying collateral, as well as the discount rate used to calculate the present value of the projected cash flows. Level 3 fair values, including the assumptions used, are subject to review by senior management in corporate functions, who are independent from the modeling. The fair value measurements are also compared to fair values provided by third party pricing services, where available. Securities classified within Level 3 include non-agency mortgage-backed securities, non-agency commercial mortgage-backed securities, certain asset-backed securities, certain collateralized debt obligations and collateralized loan obligations and certain corporate debt securities.

Mortgage Loans Held For Sale MLHFS measured at fair value, for which an active secondary market and readily available market prices exist, are initially valued at the transaction price and are subsequently valued by comparison to instruments with similar collateral and risk profiles. MLHFS are classified within Level 2. Included in mortgage banking revenue was a $185 million net gain, a $335 million net loss and a $287 million net gain for the years ended December 31, 2014, 2013 and 2012, respectively, from the changes to fair value of these MLHFS under fair value option accounting guidance. Changes in fair value due to instrument specific credit risk were immaterial. Interest income for MLHFS is measured based on contractual interest rates and reported as interest income on the Consolidated Statement of Income. Electing to measure MLHFS at fair value reduces certain timing differences and better matches changes in fair value of these assets with changes in the value of the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting.

Loans The loan portfolio includes adjustable and fixed-rate loans, the fair value of which is estimated using discounted cash flow analyses and other valuation techniques. The expected cash flows of loans consider historical prepayment experiences and estimated credit losses and are discounted using current rates offered to borrowers with similar credit characteristics. Generally, loan fair values reflect Level 3 information. Fair value is provided for disclosure purposes only, with the exception of impaired collateral-based loans that are measured at fair value on a non-recurring basis utilizing the underlying collateral fair value.

Mortgage Servicing Rights MSRs are valued using a discounted cash flow methodology, and are classified within Level 3. The Company determines fair value by estimating the present value of the asset’s future cash flows using prepayment rates, discount rates, and other assumptions. The MSR valuations, as well as the assumptions used, are developed by the mortgage banking division and are subject to review by senior management in corporate functions, who are independent from the modeling. The MSR valuations and assumptions are validated through comparison to trade information, publicly available data and industry surveys when available, and are also compared to independent third party valuations each quarter. Risks inherent in MSR valuation include higher than expected prepayment rates and/or delayed receipt of cash flows. There is minimal observable market activity for MSRs on comparable portfolios, and, therefore the determination of fair value requires significant management judgment. Refer to Note 10 for further information on MSR valuation assumptions.

Derivatives The majority of derivatives held by the Company are executed over-the-counter and are valued using standard cash flow, Black-Derman-Toy and Monte Carlo valuation techniques. The models incorporate inputs, depending on the type of derivative, including interest rate curves, foreign exchange rates and volatility. In addition, all derivative values incorporate an assessment of the risk of counterparty nonperformance, measured based on the Company’s evaluation of credit risk as well as external assessments of credit risk, where available. The Company monitors and manages its nonperformance risk by considering its ability to net derivative positions under master netting arrangements, as well as collateral received or provided under collateral arrangements. Accordingly, the Company has elected to measure the fair value of derivatives, at a counterparty level, on a net basis. The majority of the derivatives are classified within Level 2 of the fair value hierarchy, as the significant inputs to the models, including nonperformance risk, are observable. However, certain derivative transactions are with counterparties where risk of nonperformance cannot be observed in the market, and therefore the credit valuation adjustments result in these derivatives being classified within Level 3 of the fair value hierarchy. The credit valuation adjustments for nonperformance risk are determined by the Company’s treasury department using credit assumptions provided by the risk management department. The credit assumptions are compared to actual results quarterly and are recalibrated as appropriate.

The Company also has other derivative contracts that are created through its operations, including commitments to purchase and originate mortgage loans and swap agreements executed in conjunction with the sale of a portion of its Class B common shares of Visa Inc. (“the Visa swaps”). The mortgage loan commitments are valued by pricing models that include market observable and unobservable inputs, which result in the commitments being classified within Level 3 of the fair value hierarchy. The unobservable inputs include assumptions about the percentage of commitments that actually become a closed loan and the MSR value that is inherent in the underlying loan value, both of which are developed by the Company’s mortgage banking division. The closed loan percentages for the mortgage loan commitments are monitored on an on-going basis, as these percentages are also used for the Company’s economic hedging activities. The inherent MSR value for the commitments are generated by the same models used for the Company’s MSRs and thus are subject to the same processes and controls as described for the MSRs above. The Visa swaps require payments by either the Company or the purchaser of the Visa Inc. Class B common shares when there are changes in the conversion rate of the Visa Inc. Class B common shares to Visa Inc. Class A common shares, as well as quarterly payments to the purchaser based on specified terms of the agreements. Management reviews and updates the Visa swaps fair value in conjunction with its review of Visa related litigation contingencies, and the associated escrow funding. The fair value of the Visa swaps are calculated by the Company’s corporate development department using a discounted cash flow methodology which includes unobservable inputs about the timing and settlement amounts related to the resolution of certain Visa related litigation. The expected litigation resolution impacts the Visa Inc. Class B common share to Visa Inc. Class A common share conversion rate, as well as the ultimate termination date for the Visa swaps. Accordingly, the Visa swaps are classified within Level 3. Refer to Note 23 for further information on the Visa restructuring and related card association litigation.

Other Financial Instruments Other financial instruments include cost method equity investments and certain community development and tax-advantaged related assets and liabilities. The majority of the Company’s cost method equity investments are in Federal Home Loan Bank and Federal Reserve Bank stock, for which the carrying amounts

U.S. BANCORP	The power of potential

approximate fair value and are classified within Level 2. Investments in private equity and other limited partnership funds are estimated using fund provided net asset values. These equity investments are classified within Level 3. The community development and tax-advantaged related asset balances primarily represent the underlying assets of consolidated community development and tax-advantaged entities. The community development and tax-advantaged related liabilities represent the underlying liabilities of the consolidated entities (included in long-term debt) and liabilities related to other third party interests (included in other liabilities). The carrying value of the community development and tax-advantaged related asset and other liability balances are a reasonable estimate of fair value and are classified within Level 3. Refer to Note 8 for further information on community development and tax-advantaged related assets and liabilities. Fair value is provided for disclosure purposes only.

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

The following table shows the significant valuation assumption ranges for Level 3 available-for-sale investment securities at December 31, 2014:

	Minimum	Maximum	Average
Residential Prime Non-Agency Mortgage-Backed Securities(a)
Estimated lifetime prepayment rates	6%	22%	14%
Lifetime probability of default rates	–	7	4
Lifetime loss severity rates	15	60	34
Discount margin	2	5	3
Residential Non-Prime Non-Agency Mortgage-Backed Securities(b)
Estimated lifetime prepayment rates	3%	10%	7%
Lifetime probability of default rates	4	14	7
Lifetime loss severity rates	20	70	53
Discount margin	1	5	2
Other Asset-Backed Securities
Estimated lifetime prepayment rates	6%	6%	6%
Lifetime probability of default rates	5	5	5
Lifetime loss severity rates	40	40	40
Discount margin	6	6	6

(a)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(b)	Includes all securities not meeting the conditions to be designated as prime.

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

The following table shows the significant valuation assumption ranges for MSRs at December 31, 2014:

	Minimum	Maximum	Average
Expected prepayment	11%	21%	12%
Discount rate	9	13	10

Derivatives The Company has two distinct Level 3 derivative portfolios: (i) the Company’s commitments to purchase and originate mortgage loans that meet the requirements of a derivative and (ii) the Company’s asset/liability and customer-related derivatives that are Level 3 due to unobservable inputs related to measurement of risk of nonperformance by the counterparty. In addition, the Company’s Visa swaps are classified within Level 3.

The significant unobservable inputs used in the fair value measurement of the Company’s derivative commitments to purchase and originate mortgage loans are the percentage of commitments that actually become a closed loan and the MSR value that is inherent in the underlying loan value. A significant increase in the rate of loans that close would result in a larger derivative asset or liability. A significant increase in the inherent MSR value would result in an increase in the derivative asset or a reduction in the derivative liability. Expected loan close rates and the inherent MSR values are directly impacted by changes in market rates and will generally move in the same direction as interest rates.

U.S. BANCORP	The power of potential

The following table shows the significant valuation assumption ranges for the Company’s derivative commitments to purchase and originate mortgage loans at December 31, 2014:

	Minimum	Maximum	Average
Expected loan close rate	38%	100%	76%
Inherent MSR value (basis points per loan)	45	203	129

The significant unobservable input used in the fair value measurement of certain of the Company’s asset/liability and customer-related derivatives is the credit valuation adjustment related to the risk of counterparty nonperformance. A significant increase in the credit valuation adjustment would result in a lower fair value measurement. A significant decrease in the credit valuation adjustment would result in a higher fair value measurement. The credit valuation adjustment is impacted by changes in the Company’s assessment of the counterparty’s credit position. At December 31, 2014, the minimum, maximum and average credit valuation adjustment as a percentage of the derivative contract fair value prior to adjustment was 0 percent, 97 percent and 6 percent, respectively.

The significant unobservable inputs used in the fair value measurement of the Visa swaps are management’s estimate of the probability of certain litigation scenarios, and the timing of the resolution of the related litigation loss estimates in excess, or shortfall, of the Company’s proportional share of escrow funds. An increase in the loss estimate or a delay in the resolution of the related litigation would result in an increase in the derivative liability. A decrease in the loss estimate or an acceleration of the resolution of the related litigation would result in a decrease in the derivative liability.

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis:

(Dollars in Millions)	Level 1	Level 2	Level 3	Netting	Total
December 31, 2014
Available-for-sale securities
U.S. Treasury and agencies	$1,351	$1,281	$–	$–	$2,632
Mortgage-backed securities
Residential
Agency	–	45,017	–	–	45,017
Non-agency
Prime(a)	–	–	405	–	405
Non-prime(b)	–	–	280	–	280
Commercial
Agency	–	115	–	–	115
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	–	22	–	–	22
Other	–	557	62	–	619
Obligations of state and political subdivisions	–	5,868	–	–	5,868
Obligations of foreign governments	–	6	–	–	6
Corporate debt securities	101	504	9	–	614
Perpetual preferred securities	55	162	–	–	217
Other investments	251	23	–	–	274
Total available-for-sale	1,758	53,555	756	–	56,069
Mortgage loans held for sale	–	4,774	–	–	4,774
Mortgage servicing rights	–	–	2,338	–	2,338
Derivative assets	–	1,408	660	(870)	1,198
Other assets	231	641	–	–	872
Total	$1,989	$60,378	$3,754	$(870)	$65,251
Derivative liabilities	$–	$2,103	$86	$(1,317)	$872
Short-term borrowings(c)	101	608	–	–	709
Total	$101	$2,711	$86	$(1,317)	$1,581
December 31, 2013
Available-for-sale securities
U.S. Treasury and agencies	$7	$1,038	$–	$–	$1,045
Mortgage-backed securities
Residential
Agency	–	31,553	–	–	31,553
Non-agency
Prime(a)	–	–	478	–	478
Non-prime(b)	–	–	297	–	297
Commercial
Agency	–	152	–	–	152
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	–	24	–	–	24
Other	–	566	63	–	629
Obligations of state and political subdivisions	–	5,738	–	–	5,738
Obligations of foreign governments	–	6	–	–	6
Corporate debt securities	–	631	9	–	640
Perpetual preferred securities	–	212	–	–	212
Other investments	141	20	–	–	161
Total available-for-sale	148	39,940	847	–	40,935
Mortgage loans held for sale	–	3,263	–	–	3,263
Mortgage servicing rights	–	–	2,680	–	2,680
Derivative assets	–	889	515	(599)	805
Other assets	143	588	–	–	731
Total	$291	$44,680	$4,042	$(599)	$48,414
Derivative liabilities	$–	$1,647	$70	$(1,192)	$525
Short-term borrowings(c)	112	551	–	–	663
Total	$112	$2,198	$70	$(1,192)	$1,188
(a)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(b)	Includes all securities not meeting the conditions to be designated as prime.
(c)	Represents the Company’s obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.

U.S. BANCORP	The power of potential

The following table presents the changes in fair value for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31:

(Dollars in Millions)	Beginning of Period Balance	Net Gains (Losses) Included in Net Income		Net Gains (Losses) Included in Other Compre- hensive Income (Loss)		Purchases	Sales	Principal Payments	Issuances		Settlements	End of Period Balance	Net Change in Unrealized Gains (Losses) Relating to Assets and Liabilities Still Held at End of Period
2014
Available-for-sale securities
Mortgage-backed securities
Residential non-agency
Prime(a)	$478	$–		$15		$–	$–	$(88)	$–		$–	$405	$14
Non-prime(b)	297	(6)		19		–	–	(30)	–		–	280	19
Asset-backed securities
Other	63	4		–		5	–	(10)	–		–	62	–
Corporate debt securities	9	–		–		–	–	–	–		–	9	–
Total available-for-sale	847	(2	)(c)	34	(f)	5	–	(128)	–		–	756	33
Mortgage servicing rights	2,680	(588	)(d)	–		5	(141)	–	382	(g)	–	2,338	(588	)(d)
Net derivative assets and liabilities	445	904	(e)	–		1	(4)	–	–		(772)	574	188	(h)
2013
Available-for-sale securities
Mortgage-backed securities
Residential non-agency
Prime(a)	$624	$(6)		$8		$–	$–	$(148)	$–		$–	$478	$9
Non-prime(b)	355	(13)		17		–	(20)	(42)	–		–	297	17
Asset-backed securities
Other	15	3		1		51	–	(7)	–		–	63	–
Corporate debt securities	9	–		–		–	–	–	–		–	9	–
Total available-for-sale	1,003	(16	)(i)	26	(f)	51	(20)	(197)	–		–	847	26
Mortgage servicing rights	1,700	203	(d)	–		8	–	–	769	(g)	–	2,680	203	(d)
Net derivative assets and liabilities	1,179	(18	)(j)	–		1	(5)	–	–		(712)	445	(321	)(k)
2012
Available-for-sale securities
Mortgage-backed securities
Residential non-agency
Prime(a)	$803	$(10)		$91		$–	$(109)	$(151)	$–		$–	$624	$65
Non-prime(b)	802	(24)		228		–	(562)	(89)	–		–	355	80
Commercial non-agency	42	1		–		–	(38)	(5)	–		–	–	–
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	120	13		(8)		–	(104)	(21)	–		–	–	–
Other	117	7		–		3	(93)	(19)	–		–	15	2
Corporate debt securities	9	–		–		–	–	–	–		–	9	–
Total available-for-sale	1,893	(13	)(l)	311	(f)	3	(906)	(285)	–		–	1,003	147
Mortgage servicing rights	1,519	(818	)(d)	–		42	–	–	957	(g)	–	1,700	(818	)(d)
Net derivative assets and liabilities	1,228	2,398	(m)	–		3	(5)	–	–		(2,445)	1,179	150	(n)
(a)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(b)	Includes all securities not meeting the conditions to be designated as prime.
(c)	Approximately $(3) million included in securities gains (losses) and $1 million included in interest income.
(d)	Included in mortgage banking revenue.
(e)	Approximately $404 million included in other noninterest income and $500 million included in mortgage banking revenue.
(f)	Included in changes in unrealized gains and losses on securities available-for-sale.
(g)	Represents MSRs capitalized during the period.
(h)	Approximately $128 million included in other noninterest income and $60 million included in mortgage banking revenue.
(i)	Approximately $(14) million included in securities gains (losses) and $(2) million included in interest income.
(j)	Approximately $(149) million included in other noninterest income and $131 million included in mortgage banking revenue.
(k)	Approximately $(340) million included in other noninterest income and $19 million included in mortgage banking revenue.
(l)	Approximately $(47) million included in securities gains (losses) and $34 million included in interest income.
(m)	Approximately $359 million included in other noninterest income and $2.0 billion included in mortgage banking revenue.
(n)	Approximately $(109) million included in other noninterest income and $259 million included in mortgage banking revenue.

The Company is also required periodically to measure certain other financial assets at fair value on a nonrecurring basis. These measurements of fair value usually result from the application of lower-of-cost-or-fair value accounting or write-downs of individual assets.

The following table summarizes the balances of assets measured at fair value on a nonrecurring basis as of December 31:

	2014				2013
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans(a)	$–	$–	$77	$77	$–	$–	$128	$128
Other assets(b)	–	–	90	90	–	–	150	150
(a)	Represents the carrying value of loans for which adjustments were based on the fair value of the collateral, excluding loans fully charged-off.

(b)	Primarily represents the fair value of foreclosed properties that were measured at fair value based on an appraisal or broker price opinion of the collateral subsequent to their initial acquisition.

The following table summarizes losses recognized related to nonrecurring fair value measurements of individual assets or portfolios for the years ended December 31:

(Dollars in Millions)	2014	2013	2012
Loans(a)	$108	$83	$68
Other assets(b)	70	96	160
(a)	Represents write-downs of loans which were based on the fair value of the collateral, excluding loans fully charged-off.

(b)	Primarily represents related losses of foreclosed properties that were measured at fair value subsequent to their initial acquisition.

FAIR VALUE OPTION

The following table summarizes the differences between the aggregate fair value carrying amount of MLHFS for which the fair value option has been elected and the aggregate unpaid principal amount that the Company is contractually obligated to receive at maturity as of December 31:

	2014			2013
(Dollars in Millions)	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal
Total loans	$4,774	$4,582	$192	$3,263	$3,195	$68
Nonaccrual loans	6	9	(3)	9	14	(5)
Loans 90 days or more past due	1	1	–	–	–	–

DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table summarizes the estimated fair value for financial instruments as of December 31, 2014 and 2013, and includes financial instruments that are not accounted for at fair value. In accordance with disclosure guidance related to fair values of financial instruments, the Company did not include assets and liabilities that are not financial instruments, such as the value of goodwill, long-term relationships with deposit, credit card, merchant processing and trust customers, other purchased intangibles, premises and equipment, deferred taxes and other liabilities. Additionally, in accordance with the disclosure guidance, insurance contracts and investments accounted for under the equity method are excluded.

U.S. BANCORP	The power of potential

The estimated fair values of the Company’s financial instruments as of December 31, are shown in the table below:

	2014					2013
	Carrying Amount	Fair Value				Carrying Amount	Fair Value
(Dollars in Millions)		Level 1	Level 2	Level 3	Total		Level 1	Level 2	Level 3	Total
Financial Assets
Cash and due from banks	$10,654	$10,654	$–	$–	$10,654	$8,477	$8,477	$–	$–	$8,477
Federal funds sold and securities purchased under resale agreements	118	–	118	–	118	163	–	163	–	163
Investment securities held-to-maturity	44,974	1,928	43,124	88	45,140	38,920	2,589	35,678	101	38,368
Loans held for sale(a)	18	–	–	18	18	5	–	–	5	5
Loans(b)	243,735	–	–	245,424	245,424	230,857	–	–	231,480	231,480
Other financial instruments	2,187	–	924	1,269	2,193	2,443	–	1,080	1,383	2,463
Financial Liabilities
Deposits	282,733	–	282,708	–	282,708	262,123	–	262,200	–	262,200
Short-term borrowings(c)	29,184	–	28,973	–	28,973	26,945	–	26,863	–	26,863
Long-term debt	32,260	–	32,659	–	32,659	20,049	–	20,391	–	20,391
Other liabilities	1,231	–	–	1,231	1,231	1,263	–	–	1,263	1,263
(a)	Excludes mortgages held for sale for which the fair value option under applicable accounting guidance was elected.
(b)	Excludes loans measured at fair value on a nonrecurring basis.
(c)	Excludes the Company’s obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.

The fair value of unfunded commitments, standby letters of credit and other guarantees is approximately equal to their carrying value. The carrying value of unfunded commitments, deferred non-yield related loan fees and standby letters of credit was $413 million and $382 million at December 31, 2014 and 2013, respectively. The carrying value of other guarantees was $211 million and $278 million at December 31, 2014 and 2013, respectively.

NOTE 23 GUARANTEES AND CONTINGENT LIABILITIES

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

Using proceeds from its IPO and through reductions to the conversion ratio applicable to the Class B shares held by Visa U.S.A. member banks, Visa Inc. has funded an escrow account for the benefit of member financial institutions to fund their indemnification obligations associated with the Visa Litigation. The receivable related to the escrow account is classified in other liabilities as a direct offset to the related Visa Litigation contingent liability. On October 19, 2012, Visa signed a settlement agreement to resolve class action claims associated with the multi-district interchange litigation, the largest of the remaining Visa Litigation matters. The settlement has been approved by the court, but has been challenged by some class members and is being appealed. In addition, a number of class members opted out of the settlement and have filed actions against the Card Associations. At December 31, 2014, the carrying amount of the Company’s liability related to the Visa Litigation matters, net of its share of the escrow fundings, was $19 million. During 2014, the Company sold 3.8 million of its Class B shares. These sales do not impact the Company’s liability for the Visa Litigation matters or the receivable related to the escrow account. The remaining 8.9 million Class B shares held by the Company will be eligible for conversion to Class A shares of Visa Inc., and thereby become marketable, upon final settlement of the Visa Litigation. These shares are excluded from the Company’s financial instruments disclosures included in Note 22.

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

The contract or notional amounts of unfunded commitments to extend credit at December 31, 2014, excluding those commitments considered derivatives, were as follows:

	Term
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Commercial and commercial real estate	$24,161	$89,108	$113,269
Corporate and purchasing cards(a)	21,301	–	21,301
Residential mortgages	70	14	84
Retail credit cards(a)	78,578	190	78,768
Other retail	12,217	19,276	31,493
Covered	–	667	667
Federal funds	5,258	–	5,258
(a)	Primarily cancelable at the Company’s discretion.

Lease Commitments Rental expense for operating leases totaled $326 million in 2014, $311 million in 2013 and $295 million in 2012. Future minimum payments, net of sublease rentals, under capitalized leases and noncancelable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 2014:

(Dollars in Millions)	Capitalized Leases	Operating Leases
2015	$13	$265
2016	12	238
2017	10	206
2018	10	166
2019	8	134
Thereafter	34	503

Total minimum lease payments	87	$1,512
Less amount representing interest	31

Present value of net minimum lease payments	$56

OTHER GUARANTEES AND CONTINGENT LIABILITIES

The following table is a summary of other guarantees and contingent liabilities of the Company at December 31, 2014:

(Dollars in Millions)	Collateral Held	Carrying Amount	Maximum Potential Future Payments
Standby letters of credit	$–	$58	$14,838
Third party borrowing arrangements	–	–	10
Securities lending indemnifications	4,649	–	4,514
Asset sales	–	145	4,271
Merchant processing	522	58	89,652
Contingent consideration arrangements	–	2	2
Tender option bond program guarantee	2,870	–	2,719
Minimum revenue guarantees	–	6	6
Other	–	–	502

Letters of Credit Standby letters of credit are commitments the Company issues to guarantee the performance of a customer to a third party. The guarantees frequently support public and private borrowing arrangements, including commercial paper issuances, bond financings and other similar transactions. The Company issues commercial letters of credit on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer’s nonperformance, the Company’s credit loss exposure is the same as in any extension of credit, up to the letter’s contractual amount. Management assesses the borrower’s credit to determine the necessary collateral, which may include marketable securities, receivables, inventory, equipment and real estate. Since the conditions requiring the Company to fund letters of credit may not occur, the Company expects its liquidity requirements to be less than the total outstanding commitments. The maximum potential future payments guaranteed by the Company under standby letter of credit arrangements at December 31, 2014, were approximately $14.8 billion with a weighted-average term of approximately 21 months. The estimated fair value of standby letters of credit was approximately $58 million at December 31, 2014.

The contract or notional amount of letters of credit at December 31, 2014, were as follows:

	Term
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Standby	$6,757	$8,081	$14,838
Commercial	354	53	407

U.S. BANCORP	The power of potential

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

Third Party Borrowing Arrangements The Company provides guarantees to third parties as a part of certain subsidiaries’ borrowing arrangements. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $10 million at December 31, 2014.

Commitments from Securities Lending The Company participates in securities lending activities by acting as the customer’s agent involving the loan of securities. The Company indemnifies customers for the difference between the fair value of the securities lent and the fair value of the collateral received. Cash collateralizes these transactions. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $4.5 billion at December 31, 2014, and represented the fair value of the securities lent to third parties. At December 31, 2014, the Company held $4.6 billion of cash as collateral for these arrangements.

Asset Sales The Company has provided guarantees to certain third parties in connection with the sale or syndication of certain assets, primarily loan portfolios and tax-advantaged investments. These guarantees are generally in the form of asset buy-back or make-whole provisions that are triggered upon a credit event or a change in the tax-qualifying status of the related projects, as applicable, and remain in effect until the loans are collected or final tax credits are realized, respectively. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $4.3 billion at December 31, 2014, and represented the proceeds received from the buyer or the guaranteed portion in these transactions where the buy-back or make-whole provisions have not yet expired. At December 31, 2014, the Company had reserved $99 million for potential losses related to the sale or syndication of tax- advantaged investments.

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

The Company regularly sells loans to GSEs as part of its mortgage banking activities. The Company provides customary representations and warranties to the GSEs in conjunction with these sales. These representations and warranties generally require the Company to repurchase assets if it is subsequently determined that a loan did not meet specified criteria, such as a documentation deficiency or rescission of mortgage insurance. If the Company is unable to cure or refute a repurchase request, the Company is generally obligated to repurchase the loan or otherwise reimburse the counterparty for losses. At December 31, 2014, the Company had reserved $46 million for potential losses from representation and warranty obligations, compared with $83 million at December 31, 2013. The Company’s reserve reflects management’s best estimate of losses for representation and warranty obligations. The Company’s repurchase reserve is modeled at the loan level, taking into consideration the individual credit quality and borrower activity that has transpired since origination. The model applies credit quality and economic risk factors to derive a probability of default and potential repurchase that are based on the Company’s historical loss experience, and estimates loss severity based on expected collateral value. The Company also considers qualitative factors that may result in anticipated losses differing from historical loss trends.

The following table is a rollforward of the Company’s representation and warranty reserve:

Year Ended December 31 (Dollars in Millions)	2014	2013	2012
Balance at beginning of period	$83	$240	$160
Net realized losses	(28)	(115)	(120)
Change in reserve	(9)	(42)	200

Balance at end of period	$46	$83	$240

As of December 31, 2014 and 2013, the Company had $19 million and $89 million, respectively, of unresolved representation and warranty claims from the GSEs. The Company does not have a significant amount of unresolved claims from investors other than the GSEs.

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

A cardholder, through its issuing bank, generally has until the later of up to four months after the date the transaction is processed or the receipt of the product or service to present a charge-back to the Company as the merchant processor. The absolute maximum potential liability is estimated to be the total volume of credit card transactions that meet the associations’ requirements to be valid charge-back transactions at any given time. Management estimates that the maximum potential exposure for charge-backs would approximate the total amount of merchant transactions processed through the credit card associations for the last four months. For the last four months this amount totaled approximately $89.7 billion. In most cases, this contingent liability is unlikely to arise, as most products and services are delivered when purchased and amounts are refunded when items are returned to merchants. However, where the product or service is not provided until a future date (“future delivery”), the potential for this contingent liability increases. To mitigate this risk, the Company may require the merchant to make an escrow deposit, place maximum volume limitations on future delivery transactions processed by the merchant at any point in time, or require various credit enhancements (including letters of credit and bank guarantees). Also, merchant processing contracts may include event triggers to provide the Company more financial and operational control in the event of financial deterioration of the merchant.

The Company currently processes card transactions in the United States, Canada, Europe, Mexico and Brazil through wholly-owned subsidiaries and joint ventures with other financial institutions. In the event a merchant was unable to fulfill product or services subject to delayed delivery, such as airline tickets, the Company could become financially liable for refunding tickets purchased through the credit card associations under the charge-back provisions. Charge-back risk related to these merchants is evaluated in a manner similar to credit risk assessments and, as such, merchant processing contracts contain various provisions to protect the Company in the event of default. At December 31, 2014, the value of airline tickets purchased to be delivered at a future date was $5.2 billion. The Company held collateral of $429 million in escrow deposits, letters of credit and indemnities from financial institutions, and liens on various assets. With respect to future delivery risk for other merchants, the Company held $23 million of merchant escrow deposits as collateral. In addition to specific collateral or other credit enhancements, the Company maintains a liability for its implied guarantees associated with future delivery. At December 31, 2014, the liability was $48 million primarily related to these airline processing arrangements.

In the normal course of business, the Company has unresolved charge-backs. The Company assesses the likelihood of its potential liability based on the extent and nature of unresolved charge-backs and its historical loss experience. At December 31, 2014, the Company held $70 million of merchant escrow deposits as collateral and had a recorded liability for potential losses of $10 million.

Contingent Consideration Arrangements The Company has contingent payment obligations related to certain business combination transactions. Payments are guaranteed as long as certain post-acquisition performance-based criteria are met or customer relationships are maintained. At December 31, 2014, the maximum potential future payments required to be made by the Company under these arrangements was approximately $2 million. If required, the majority of these contingent payments are payable within the next 12 months.

Tender Option Bond Program Guarantee As discussed in Note 8, the Company sponsors a municipal bond securities tender option bond program and consolidates the program’s entities on its Consolidated Balance Sheet. The Company provides financial performance guarantees related to the program’s entities. At December 31, 2014, the Company guaranteed $2.7 billion of borrowings of the program’s entities, included on the Consolidated Balance Sheet in short-term borrowings. The Company also included on its Consolidated Balance Sheet the related $2.9 billion of available-for-sale investment securities serving as collateral for this arrangement.

U.S. BANCORP	The power of potential

Minimum Revenue Guarantees In the normal course of business, the Company may enter into revenue share agreements with third party business partners who generate customer referrals or provide marketing or other services related to the generation of revenue. In certain of these agreements, the Company may guarantee that a minimum amount of revenue share payments will be made to the third party over a specified period of time. At December 31, 2014, the maximum potential future payments required to be made by the Company under these agreements were $6 million and the Company had recorded a related liability of $6 million.

Other Guarantees and Commitments The Company has also made other financial performance guarantees and commitments related to the operations of its subsidiaries. At December 31, 2014, the maximum potential future payments guaranteed or committed by the Company under these arrangements were approximately $502 million.

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

Litigation Matters In the last several years, the Company and other large financial institutions have been sued in their capacity as trustee for residential mortgage–backed securities trusts. Among these lawsuits are actions brought in June 2014 by a group of institutional investors against six bank trustees, including the Company. In BlackRock Allocation Target Shares: Series S Portfolio, et al. v. U.S. Bank National Association, et al. filed on June 18, 2014 in the Supreme Court of the State of New York, New York County, and then refiled on November 24, 2014 in the United States District Court for the Southern District of New York (where it is now pending), the investors allege that U.S. Bank National Association as trustee caused them to incur losses by failing to enforce loan repurchase obligations and failing to abide by appropriate standards of care after events of default allegedly occurred. In the lawsuit, the plaintiffs seek monetary damages in an unspecified amount and also seek equitable relief.

Regulatory Matters The Company is currently subject to investigations and examinations by government agencies and bank regulators concerning mortgage-related practices, including those related to compliance with selling guidelines relating to residential home loans sold to GSEs, foreclosure-

related expenses submitted to the Federal Housing Administration or GSEs for reimbursement, and various practices related to lender-placed insurance. The Company is also regularly subject to examinations and inquiries in areas of increasing regulatory scrutiny, such as compliance, risk management, third party management, consumer protection, anti-money laundering, and Bank Secrecy Act and Office of Foreign Assets Control requirements. The Company is cooperating fully with these examinations, inquiries and investigations, any of which could lead to administrative or legal proceedings or settlements. Remedies in these proceedings or settlements may include fines, penalties, restitution or alterations in the Company’s business practices (which may increase the Company’s operating expenses and decrease its revenue).

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

In April 2011, the Company and certain other large financial institutions entered into Consent Orders with U.S. federal banking regulators relating to residential mortgage servicing and foreclosure practices. These regulators will determine whether any of the institutions will be released from the Consent Orders, based on their compliance with the Consent Orders’ provisions. If the federal regulators determine that the Company has not appropriately addressed the requirements of the Consent Orders, the Company could be required to enter into further orders and settlements, pay additional fines or penalties, make restitution or further modify the Company’s business practices (which may increase the Company’s operating expenses and decrease its revenue).

Outlook Due to their complex nature, it can be years before litigation and regulatory matters are resolved. For those litigation and regulatory matters where the Company has information to develop an estimate or range of loss, the Company believes the upper end of reasonably possible losses in aggregate, in excess of any reserves established for matters where a loss is considered probable, will not be material to its financial condition, results of operations or cash flows. The Company’s estimates are subject to significant judgment and uncertainties, and the matters underlying the estimates will change from time to time. Actual results may vary significantly from the current estimates.

NOTE 24 U.S. BANCORP (PARENT COMPANY)

CONDENSED BALANCE SHEET

At December 31 (Dollars in Millions)	2014	2013
Assets
Due from banks, principally interest-bearing	$10,775	$8,371
Available-for-sale securities	464	463
Investments in bank subsidiaries	39,599	37,558
Investments in nonbank subsidiaries	1,906	1,546
Advances to bank subsidiaries	2,650	2,250
Advances to nonbank subsidiaries	550	1,534
Other assets	1,762	1,628

Total assets	$57,706	$53,350

Liabilities and Shareholders’ Equity
Short-term funds borrowed	$177	$138
Long-term debt	13,189	11,416
Other liabilities	861	683
Shareholders’ equity	43,479	41,113

Total liabilities and shareholders’ equity	$57,706	$53,350

CONDENSED STATEMENT OF INCOME

Year Ended December 31 (Dollars in Millions)	2014	2013	2012
Income
Dividends from bank subsidiaries	$3,850	$6,100	$250
Dividends from nonbank subsidiaries	38	9	4
Interest from subsidiaries	123	118	96
Other income	64	66	149

Total income	4,075	6,293	499
Expense
Interest expense	335	325	393
Other expense	90	81	122

Total expense	425	406	515

Income (loss) before income taxes and equity in undistributed income of subsidiaries	3,650	5,887	(16)
Applicable income taxes	(94)	(88)	(85)

Income of parent company	3,744	5,975	69
Equity in undistributed income (losses) of subsidiaries	2,107	(139)	5,578

Net income attributable to U.S. Bancorp	$5,851	$5,836	$5,647

U.S. BANCORP	The power of potential

CONDENSED STATEMENT OF CASH FLOWS

Year Ended December 31 (Dollars in Millions)	2014	2013	2012
Operating Activities
Net income attributable to U.S. Bancorp	$5,851	$5,836	$5,647
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed (income) losses of subsidiaries	(2,107)	139	(5,578)
Other, net	48	(40)	(35)

Net cash provided by operating activities	3,792	5,935	34
Investing Activities
Proceeds from sales and maturities of investment securities	46	75	979
Purchases of investment securities	(39)	(118)	(35)
Equity distributions from subsidiaries	–	12	845
Net decrease in short-term advances to subsidiaries	984	4,543	207
Long-term advances to subsidiaries	(1,800)	(750)	(500)
Principal collected on long-term advances to subsidiaries	1,400	–	–
Other, net	(52)	(9)	(22)

Net cash provided by investing activities	539	3,753	1,474
Financing Activities
Net increase in short-term borrowings	39	4	105
Proceeds from issuance of long-term debt	3,250	1,500	3,550
Principal payments or redemption of long-term debt	(1,500)	(2,850)	(5,412)
Proceeds from issuance of preferred stock	–	487	2,163
Proceeds from issuance of common stock	453	524	395
Redemption of preferred stock	–	(500)	–
Repurchase of common stock	(2,200)	(2,282)	(1,856)
Cash dividends paid on preferred stock	(243)	(254)	(204)
Cash dividends paid on common stock	(1,726)	(1,576)	(1,347)

Net cash used in financing activities	(1,927)	(4,947)	(2,606)

Change in cash and due from banks	2,404	4,741	(1,098)
Cash and due from banks at beginning of year	8,371	3,630	4,728

Cash and due from banks at end of year	$10,775	$8,371	$3,630

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

Dividend payments to the Company by its subsidiary bank are subject to regulatory review and statutory limitations and, in some instances, regulatory approval. In general, dividends by the Company’s bank subsidiary to the parent company are limited by rules which compare dividends to net income for regulatorily-defined periods. Furthermore, dividends are restricted by minimum capital constraints for all national banks.

NOTE 25 SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2014 through the date the consolidated financial statements were filed with the United States Securities and Exchange Commission. Based on this evaluation, the Company has determined none of these events were required to be recognized or disclosed in the consolidated financial statements and related notes.

U.S. Bancorp

Consolidated Balance Sheet — Five Year Summary (Unaudited)

At December 31 (Dollars in Millions)	2014	2013	2012	2011	2010	% Change 2014 v 2013
Assets
Cash and due from banks	$10,654	$8,477	$8,252	$13,962	$14,487	25.7%
Held-to-maturity securities	44,974	38,920	34,389	18,877	1,469	15.6
Available-for-sale securities	56,069	40,935	40,139	51,937	51,509	37.0
Loans held for sale	4,792	3,268	7,976	7,156	8,371	46.6
Loans	247,851	235,235	223,329	209,835	197,061	5.4
Less allowance for loan losses	(4,039)	(4,250)	(4,424)	(4,753)	(5,310)	5.0

Net loans	243,812	230,985	218,905	205,082	191,751	5.6
Other assets	42,228	41,436	44,194	43,108	40,199	1.9

Total assets	$402,529	$364,021	$353,855	$340,122	$307,786	10.6

Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$77,323	$76,941	$74,172	$68,579	$45,314	.5%
Interest-bearing	205,410	185,182	175,011	162,306	158,938	10.9

Total deposits	282,733	262,123	249,183	230,885	204,252	7.9
Short-term borrowings	29,893	27,608	26,302	30,468	32,557	8.3
Long-term debt	32,260	20,049	25,516	31,953	31,537	60.9
Other liabilities	13,475	12,434	12,587	11,845	9,118	8.4

Total liabilities	358,361	322,214	313,588	305,151	277,464	11.2
Total U.S. Bancorp shareholders’ equity	43,479	41,113	38,998	33,978	29,519	5.8
Noncontrolling interests	689	694	1,269	993	803	(.7)

Total equity	44,168	41,807	40,267	34,971	30,322	5.6

Total liabilities and equity	$402,529	$364,021	$353,855	$340,122	$307,786	10.6

U.S. BANCORP	The power of potential

U.S. Bancorp

Consolidated Statement of Income — Five-Year Summary (Unaudited)

Year Ended December 31 (Dollars in Millions)	2014	2013	2012	2011	2010	% Change 2014 v 2013
Interest Income
Loans	$10,113	$10,277	$10,558	$10,370	$10,145	(1.6)%
Loans held for sale	128	203	282	200	246	(36.9)
Investment securities	1,866	1,631	1,792	1,820	1,601	14.4
Other interest income	121	174	251	249	166	(30.5)

Total interest income	12,228	12,285	12,883	12,639	12,158	(.5)
Interest Expense
Deposits	465	561	691	840	928	(17.1)
Short-term borrowings	263	353	442	531	548	(25.5)
Long-term debt	725	767	1,005	1,145	1,103	(5.5)

Total interest expense	1,453	1,681	2,138	2,516	2,579	(13.6)

Net interest income	10,775	10,604	10,745	10,123	9,579	1.6
Provision for credit losses	1,229	1,340	1,882	2,343	4,356	(8.3)

Net interest income after provision for credit losses	9,546	9,264	8,863	7,780	5,223	3.0
Noninterest Income
Credit and debit card revenue	1,021	965	892	1,073	1,091	5.8
Corporate payment products revenue	724	706	744	734	710	2.5
Merchant processing services	1,511	1,458	1,395	1,355	1,253	3.6
ATM processing services	321	327	346	452	423	(1.8)
Trust and investment management fees	1,252	1,139	1,055	1,000	1,080	9.9
Deposit service charges	693	670	653	659	710	3.4
Treasury management fees	545	538	541	551	555	1.3
Commercial products revenue	854	859	878	841	771	(.6)
Mortgage banking revenue	1,009	1,356	1,937	986	1,003	(25.6)
Investment products fees	191	178	150	129	111	7.3
Securities gains (losses), net	3	9	(15)	(31)	(78)	(66.7)
Other	1,040	569	743	1,011	731	82.8

Total noninterest income	9,164	8,774	9,319	8,760	8,360	4.4
Noninterest Expense
Compensation	4,523	4,371	4,320	4,041	3,779	3.5
Employee benefits	1,041	1,140	945	845	694	(8.7)
Net occupancy and equipment	987	949	917	999	919	4.0
Professional services	414	381	530	383	306	8.7
Marketing and business development	382	357	388	369	360	7.0
Technology and communications	863	848	821	758	744	1.8
Postage, printing and supplies	328	310	304	303	301	5.8
Other intangibles	199	223	274	299	367	(10.8)
Other	1,978	1,695	1,957	1,914	1,913	16.7

Total noninterest expense	10,715	10,274	10,456	9,911	9,383	4.3

Income before income taxes	7,995	7,764	7,726	6,629	4,200	3.0
Applicable income taxes	2,087	2,032	2,236	1,841	935	2.7

Net income	5,908	5,732	5,490	4,788	3,265	3.1
Net (income) loss attributable to noncontrolling interests	(57)	104	157	84	52	*

Net income attributable to U.S. Bancorp	$5,851	$5,836	$5,647	$4,872	$3,317	.3

Net income applicable to U.S. Bancorp common shareholders	$5,583	$5,552	$5,383	$4,721	$3,332	.6

*	Not meaningful

U.S. Bancorp

Quarterly Consolidated Financial Data (Unaudited)

	2014				2013
(Dollars in Millions, Except Per Share Data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest Income
Loans	$2,522	$2,532	$2,518	$2,541	$2,562	$2,552	$2,568	$2,595
Loans held for sale	27	24	36	41	72	54	46	31
Investment securities	441	461	476	488	410	392	420	409
Other interest income	32	30	27	32	67	40	34	33
Total interest income	3,022	3,047	3,057	3,102	3,111	3,038	3,068	3,068
Interest Expense
Deposits	119	114	115	117	155	144	134	128
Short-term borrowings	69	63	72	59	85	87	98	83
Long-term debt	184	181	178	182	218	191	178	180
Total interest expense	372	358	365	358	458	422	410	391
Net interest income	2,650	2,689	2,692	2,744	2,653	2,616	2,658	2,677
Provision for credit losses	306	324	311	288	403	362	298	277
Net interest income after provision for credit losses	2,344	2,365	2,381	2,456	2,250	2,254	2,360	2,400
Noninterest Income
Credit and debit card revenue	239	259	251	272	214	244	244	263
Corporate payment products revenue	173	182	195	174	172	176	192	166
Merchant processing services	356	384	387	384	347	373	371	367
ATM processing services	78	82	81	80	82	83	83	79
Trust and investment management fees	304	311	315	322	278	284	280	297
Deposit service charges	157	171	185	180	153	160	180	177
Treasury management fees	133	140	136	136	134	140	134	130
Commercial products revenue	205	221	209	219	200	209	207	243
Mortgage banking revenue	236	278	260	235	401	396	328	231
Investment products fees	46	47	49	49	41	46	46	45
Securities gains (losses), net	5	–	(3)	1	5	6	(3)	1
Other	176	369	177	318	138	159	115	157
Total noninterest income	2,108	2,444	2,242	2,370	2,165	2,276	2,177	2,156
Noninterest Expense
Compensation	1,115	1,125	1,132	1,151	1,082	1,098	1,088	1,103
Employee benefits	289	257	250	245	310	277	278	275
Net occupancy and equipment	249	241	249	248	235	234	240	240
Professional services	83	97	102	132	78	91	94	118
Marketing and business development	79	96	78	129	73	96	85	103
Technology and communications	211	214	219	219	211	214	214	209
Postage, printing and supplies	81	80	81	86	76	78	76	80
Other intangibles	49	48	51	51	57	55	55	56
Other	388	595	452	543	348	414	435	498
Total noninterest expense	2,544	2,753	2,614	2,804	2,470	2,557	2,565	2,682
Income before income taxes	1,908	2,056	2,009	2,022	1,945	1,973	1,972	1,874
Applicable income taxes	496	547	523	521	558	529	542	403
Net income	1,412	1,509	1,486	1,501	1,387	1,444	1,430	1,471
Net (income) loss attributable to noncontrolling interests	(15)	(14)	(15)	(13)	41	40	38	(15)
Net income attributable to U.S. Bancorp	$1,397	$1,495	$1,471	$1,488	$1,428	$1,484	$1,468	$1,456
Net income applicable to U.S. Bancorp common shareholders	$1,331	$1,427	$1,405	$1,420	$1,358	$1,405	$1,400	$1,389
Earnings per common share	$.73	$.79	$.78	$.79	$.73	$.76	$.76	$.76
Diluted earnings per common share	$.73	$.78	$.78	$.79	$.73	$.76	$.76	$.76

U.S. BANCORP	The power of potential

U.S. Bancorp

Consolidated Daily Average Balance Sheet and Related

	2014			2013
Year Ended December 31 (Dollars in Millions)	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates
Assets
Investment securities	$90,327	$1,991	2.20%	$75,046	$1,767	2.35%
Loans held for sale	3,148	128	4.08	5,723	203	3.56
Loans (b)
Commercial	75,734	2,228	2.94	67,274	2,168	3.22
Commercial real estate	40,592	1,575	3.88	38,237	1,589	4.16
Residential mortgages	51,818	2,001	3.86	47,982	1,959	4.08
Credit card	17,635	1,817	10.30	16,813	1,691	10.06
Other retail	48,353	2,141	4.43	47,125	2,318	4.92
Total loans, excluding covered loans	234,132	9,762	4.17	217,431	9,725	4.47
Covered loans	7,560	452	5.97	10,043	643	6.41
Total loans	241,692	10,214	4.23	227,474	10,368	4.56
Other earning assets	5,827	121	2.08	6,896	175	2.53
Total earning assets	340,994	12,454	3.65	315,139	12,513	3.97
Allowance for loan losses	(4,187)			(4,373)
Unrealized gain (loss) on investment securities	466			633
Other assets	42,731			41,281
Total assets	$380,004			$352,680
Liabilities and Shareholders’ Equity
Noninterest-bearing deposits	$73,455			$69,020
Interest-bearing deposits
Interest checking	53,248	35	.07	48,792	36	.07
Money market savings	63,977	117	.18	55,512	76	.14
Savings accounts	34,196	46	.14	31,916	49	.15
Time deposits less than $100,000	11,054	121	1.09	12,804	186	1.45
Time deposits greater than $100,000	30,710	146	.48	32,413	214	.66
Total interest-bearing deposits	193,185	465	.24	181,437	561	.31
Short-term borrowings	30,252	267	.88	27,683	357	1.29
Long-term debt	26,535	725	2.73	21,280	767	3.60
Total interest-bearing liabilities	249,972	1,457	.58	230,400	1,685	.73
Other liabilities	13,053			11,973
Shareholders’ equity
Preferred equity	4,756			4,804
Common equity	38,081			35,113
Total U.S. Bancorp shareholders’ equity	42,837			39,917
Noncontrolling interests	687			1,370
Total equity	43,524			41,287
Total liabilities and equity	$380,004			$352,680
Net interest income		$10,997			$10,828
Gross interest margin			3.07%			3.24%
Gross interest margin without taxable-equivalent increments			3.00%			3.17%
Percent of Earning Assets
Interest income			3.65%			3.97%
Interest expense			.42			.53
Net interest margin			3.23%			3.44%
Net interest margin without taxable-equivalent increments			3.16%			3.37%
(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.
(b)	Interest income and rates on loans include loan fees. Nonaccrual loans are included in average loan balances.

Yields and Rates (a) (Unaudited)

2012			2011			2010			2014 v 2013
Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	% Change Average Balances

$72,501	$1,939	2.67%	$63,645	$1,980	3.11%	$47,763	$1,763	3.69%	20.4%
7,847	282	3.60	4,873	200	4.10	5,616	246	4.37	(45.0)

60,830	2,168	3.56	51,616	2,071	4.01	47,028	1,977	4.20	12.6
36,505	1,638	4.49	35,514	1,622	4.57	34,269	1,530	4.46	6.2
40,290	1,827	4.53	33,711	1,632	4.84	27,704	1,436	5.18	8.0
16,653	1,693	10.16	16,084	1,538	9.56	16,403	1,516	9.25	4.9
47,938	2,488	5.19	48,199	2,649	5.50	47,686	2,756	5.78	2.6
202,216	9,814	4.85	185,124	9,512	5.14	173,090	9,215	5.32	7.7
13,158	826	6.28	16,303	928	5.69	19,932	985	4.94	(24.7)
215,374	10,640	4.94	201,427	10,440	5.18	193,022	10,200	5.28	6.3
10,548	251	2.38	13,345	250	1.87	5,641	166	2.94	(15.5)
306,270	13,112	4.28	283,290	12,870	4.54	252,042	12,375	4.91	8.2
(4,642)			(5,192)			(5,399)			4.3
1,077			227			94			(26.4)
40,144			39,939			39,124			3.5
$342,849			$318,264			$285,861			7.7

$67,241			$53,856			$40,162			6.4%

45,433	46	.10	42,827	65	.15	40,184	77	.19	9.1
46,874	62	.13	45,119	76	.17	39,679	132	.33	15.2
29,596	66	.22	26,654	112	.42	20,903	121	.58	7.1
14,509	248	1.71	15,237	290	1.91	16,628	303	1.82	(13.7)
32,057	269	.84	29,466	297	1.01	27,165	295	1.08	(5.3)
168,469	691	.41	159,303	840	.53	144,559	928	.64	6.5
28,549	447	1.57	30,703	537	1.75	33,719	556	1.65	9.3
28,448	1,005	3.53	31,684	1,145	3.61	30,835	1,103	3.58	24.7
225,466	2,143	.95	221,690	2,522	1.14	209,113	2,587	1.24	8.5
11,406			9,602			7,787			9.0

4,381			2,414			1,742			(1.0)
33,230			29,786			26,307			8.5
37,611			32,200			28,049			7.3
1,125			916			750			(49.9)
38,736			33,116			28,799			5.4
$342,849			$318,264			$285,861			7.7
	$10,969			$10,348			$9,788
		3.33%			3.40%			3.67%
		3.26%			3.32%			3.59%

		4.28%			4.54%			4.91%
		.70			.89			1.03
		3.58%			3.65%			3.88%
		3.51%			3.57%			3.80%

U.S. BANCORP	The power of potential

U.S. Bancorp

Supplemental Financial Data (Unaudited)

Earnings Per Common Share Summary	2014	2013	2012	2011	2010
Earnings per common share	$3.10	$3.02	$2.85	$2.47	$1.74
Diluted earnings per common share	3.08	3.00	2.84	2.46	1.73
Dividends declared per common share	.965	.885	.780	.500	.200

Ratios
Return on average assets	1.54%	1.65%	1.65%	1.53%	1.16%
Return on average common equity	14.7	15.8	16.2	15.8	12.7
Average total U.S. Bancorp shareholders’ equity to average assets	11.3	11.3	11.0	10.1	9.8
Dividends per common share to net income per common share	31.1	29.3	27.4	20.2	11.5

Other Statistics (Dollars and Shares in Millions)
Common shares outstanding(a)	1,786	1,825	1,869	1,910	1,921
Average common shares outstanding and common stock equivalents
Earnings per common share	1,803	1,839	1,887	1,914	1,912
Diluted earnings per common share	1,813	1,849	1,896	1,923	1,921
Number of shareholders(b)	44,114	46,632	49,430	52,677	55,371
Common dividends declared	$1,745	$1,631	$1,474	$961	$385

(a)	Defined as total common shares less common stock held in treasury at December 31.
(b)	Based on number of common stock shareholders of record at December 31.

STOCK PRICE RANGE AND DIVIDENDS

	2014				2013
	Sales Price				Sales Price
	High	Low	Closing Price	Dividends Declared	High	Low	Closing Price	Dividends Declared
First quarter	$43.66	$38.72	$42.86	$.230	$34.73	$32.40	$33.93	$.195
Second quarter	43.92	39.86	43.32	.245	36.40	31.99	36.15	.230
Third quarter	43.75	40.58	41.83	.245	38.23	35.83	36.58	.230
Fourth quarter	46.10	38.10	44.95	.245	40.83	35.69	40.40	.230

The common stock of U.S. Bancorp is traded on the New York Stock Exchange, under the ticker symbol “USB.” At January 31, 2015, there were 44,009 holders of record of the Company’s common stock.

STOCK PERFORMANCE CHART

The following chart compares the cumulative total shareholder return on the Company’s common stock during the five years ended December 31, 2014, with the cumulative total return on the Standard & Poor’s 500 Index and the KBW Bank Index. The comparison assumes $100 was invested on December 31, 2009, in the Company’s common stock and in each of the foregoing indices and assumes the reinvestment of all dividends. The comparisons in the graph are based upon historical data and are not indicative of, nor intended to forecast, future performance of the Company’s common stock.

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

U.S. Bancorp’s banking subsidiary is engaged in the general banking business, principally in domestic markets. The subsidiary, with $294 billion in deposits at December 31, 2014, provides a wide range of products and services to individuals, businesses, institutional organizations, governmental entities and other financial institutions. Commercial and consumer lending services are principally offered to customers within the Company’s domestic markets, to domestic customers with foreign operations and to large national customers operating in specific industries targeted by the Company. Lending services include traditional credit products as well as credit card services, leasing financing and import/export trade, asset-backed lending, agricultural finance and other products. Depository services include checking accounts, savings accounts and time certificate contracts. Ancillary services such as capital markets, treasury management and receivable lock-box collection are provided to corporate customers. U.S. Bancorp’s bank and trust subsidiaries provide a full range of asset management and fiduciary services for individuals, estates, foundations, business corporations and charitable organizations.

Other U.S. Bancorp non-banking subsidiaries offer investment and insurance products to the Company’s customers principally within its markets, and fund administration services to a broad range of mutual and other funds.

Banking and investment services are provided through a network of 3,176 banking offices principally operating in the Midwest and West regions of the United States, through on-line services and over mobile devices. The Company operates a network of 5,022 ATMs and provides 24-hour, seven day a week telephone customer service. Mortgage banking services are provided through banking offices and loan production offices throughout the Company’s markets. Lending products may be originated through banking offices, indirect correspondents, brokers or other lending sources. The Company is also one of the largest providers of corporate and purchasing card services and corporate trust services in the United States. A wholly-owned subsidiary, Elavon, Inc. (“Elavon”), provides merchant processing services directly to merchants and through a network of banking affiliations. Wholly-owned subsidiaries, and affiliates of Elavon, provide similar merchant services in Canada, Mexico, Brazil and segments of Europe directly or through joint ventures with other financial institutions. The Company also provides corporate trust and fund administration services in Europe. These foreign operations are not significant to the Company.

On a full-time equivalent basis, as of December 31, 2014, U.S. Bancorp employed 66,750 people.

Risk Factors An investment in the Company involves risk, including the possibility that the value of the investment could fall substantially and that dividends or other distributions on the investment could be reduced or eliminated. Below are risk factors that could adversely affect the Company’s financial results and condition and the value of, and return on, an investment in the Company.

REGULATORY AND LEGAL RISK

The Company is subject to extensive and expanding government regulation and supervision, which can lead to costly enforcement actions while increasing the cost of doing business and limiting the Company’s ability to generate revenue Federal and state regulation and supervision has increased in recent years due to the implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and other financial reform initiatives. The Company will continue to face such increased regulation into 2015 and in future years, as a result of current and future initiatives intended to provide economic stimulus, financial market stability, and enhancement of the liquidity and solvency of financial institutions. Banking regulations are primarily intended to protect depositors’ funds, the federal Deposit Insurance Fund, and the banking system as a whole, and not the Company’s debt holders or shareholders. These regulations, and the Company’s inability to act in certain instances without receiving prior regulatory approval, affect the Company’s lending practices, capital structure, investment practices, dividend policy, ability to repurchase common stock, and ability to pursue strategic acquisitions, among other things.

Changes to statutes, regulations or regulatory policies, or their interpretation or implementation, and/or the continued heightening of regulatory practices, requirements or expectations, could affect the Company in substantial and unpredictable ways. For example, the Office of the

U.S. BANCORP	The power of potential

Comptroller of the Currency’s new Guidelines for Heightened Standards, which have a compliance date in May 2015 for the Company, have required and will continue to require significant Board of Directors oversight and management focus on governance and risk management activities. In addition, many parts of the Dodd-Frank Act are still in the implementation stage, which leaves some uncertainty as to its fully implemented aggregate impact upon the Company.

The financial services industry is facing more intense scrutiny from bank supervisors in the examination process and more aggressive enforcement of regulations on both the federal and state levels, particularly with respect to mortgage-related practices and other consumer compliance matters, and compliance with anti-money laundering, Bank Secrecy Act and Office of Foreign Assets Control efforts, and economic sanctions against certain foreign countries and nationals. Federal banking law grants substantial enforcement powers to federal banking regulators. This enforcement authority includes, among other things, the ability to assess significant civil or criminal monetary penalties, fines, or restitution; to issue cease and desist or removal orders; and to initiate injunctive actions against banking organizations and institution-affiliated parties. These enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Foreign supervisors also have increased regulatory scrutiny and enforcement in areas related to consumer compliance, money laundering, and information technology systems and controls, among others. If the Company were the subject of an enforcement action, it could have an adverse impact on the Company.

In general, the amounts paid by financial institutions in settlement of proceedings or investigations have been increasing dramatically and are likely to continue to increase. In some cases, governmental authorities have required criminal pleas or other extraordinary terms as part of such settlements, which could have significant consequences for a financial institution, including loss of customers, restrictions on the ability to access the capital markets, and the inability to operate certain businesses or offer certain products for a period of time. Violations of laws and regulations or deemed deficiencies in risk management practices also may be incorporated into the Company’s bank supervisory ratings. A downgrade in these ratings can limit the Company’s ability to pursue acquisitions or conduct other expansionary activities for a period of time and require new or additional regulatory approvals before engaging in certain other business activities.

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

More stringent requirements related to capital and liquidity have been adopted by U.S. banking regulators that may limit the Company’s ability to return earnings to shareholders or operate or invest in its business U.S. banking regulators have finalized new capital- and liquidity-related standards applicable to larger banking organizations, including the Company. The rules require banks to hold more and higher quality capital as well as sufficient unencumbered liquid assets to meet certain stress scenarios defined by regulation. The implementation of these or additional capital- and liquidity-related rules could require the Company to take further steps to increase its capital, increase its investment security holdings, divest assets or operations or otherwise change aspects of its capital and and/or liquidity measures, including in ways that may be dilutive to shareholders or could limit the Company’s ability to pay common stock dividends, repurchase its common stock, invest in its businesses or provide loans to its customers. See “Supervision and Regulation” in the Company’s Annual Report on Form 10-K for additional information regarding the capital and liquidity requirements under the Dodd-Frank Act and Basel III.

In addition, the Basel Committee on Banking Supervision has published its final net stable funding ratio framework and has released a consultative document addressing revisions to the standardized approach for credit risk. The U.S. federal banking regulators are expected to incorporate these frameworks into domestic regulation. The ultimate impact of the standards and contemplated rules on the Company’s capital and liquidity requirements will depend on the final rulemakings and implementation process thereafter.

The Company is subject to significant financial and reputational risks from potential legal liability and governmental actions The Company faces significant legal risks in its business, and the volume of claims and amount of damages and penalties claimed in litigation and governmental proceedings against it and other financial institutions are increasing. Customers, clients and other counterparties have grown more litigious and are making claims for substantial or indeterminate amounts of damages, while banking regulators and certain other governmental authorities, such as the U.S. Department of Justice, have demonstrated an increasing focus on enforcement, including in connection with alleged violations of law and customer harm. In addition, governmental authorities have begun to seek criminal penalties against companies in the financial services sector for regulatory violations.

As an example of the expansion of risks arising from litigation, for the past several years, certain plaintiffs have been attempting to broaden the duties of residential mortgage–backed securities (“RMBS”) trustees in litigation matters involving RMBS trusts where the Company, or another financial institution, served as the trustee. While the Company has denied liability and believes it has meritorious defenses in these cases, any finding of liability or new or enhanced contractual or statutory duties in one or more of these cases against the Company, or another financial institution, could result in a significant financial loss or require a modification to the Company’s business practices, which could negatively impact the Company’s financial results.

Increased litigation costs, substantial legal liability or significant governmental action against the Company could materially impact its financial condition and results of operations or cause significant reputational harm to the Company, which in turn could adversely impact its business prospects.

The Company faces increased regulatory and legal risk arising out of its mortgage lending and servicing businesses In April 2011, the Company and certain other large financial institutions entered into Consent Orders with U.S. federal banking regulators relating to residential mortgage servicing and foreclosure practices. These regulators will determine whether any of the institutions will be released from the Consent Orders, based on their compliance with the Consent Orders’ provisions. If the federal regulators determine that the Company has not appropriately addressed the requirements of the Consent Orders, the Company could be required to enter into further orders and settlements, pay additional fines or penalties, make restitution or further modify the Company’s business practices (which may increase the Company’s operating expenses and decrease its revenue). The Company is also subject to other investigations and examinations by government agencies and bank regulators concerning mortgage-related practices, including those related to compliance with selling guidelines relating to residential home loans sold to GSEs, foreclosure-related expenses submitted to the Federal Housing Administration or GSEs for reimbursement, and various practices related to lender-placed insurance. The Company is cooperating fully with these investigations and examinations, any of which could lead to administrative or legal proceedings or settlements. Remedies in such proceedings or settlements may include fines, penalties, restitution or alterations to the Company’s business practices, which could increase the Company’s operating expenses. Additionally, reputational damage arising from these or other inquiries and industry-wide publicity could also have an adverse effect upon the Company’s existing mortgage business and could reduce future business opportunities.

In addition to governmental or regulatory investigations, the Company, like other companies with residential mortgage origination and servicing operations, faces the risk of class actions and other litigation arising out of these operations.

The Company may be required to repurchase mortgage loans as a result of breaches in contractual representations and warranties When the Company sells mortgage loans that it has originated to various parties, including GSEs, it is required to make customary representations and warranties to the purchaser about the mortgage loans and the manner in which they were originated. The Company may be required to repurchase mortgage loans in the event of a breach of contractual representations or warranties that is not remedied within a certain period. Contracts for residential mortgage loan sales to the GSEs include various types of specific remedies and penalties that could be applied to inadequate responses to repurchase requests. If economic conditions and the housing market deteriorate or the GSEs increase their claims of breached representations and warranties, the Company could have increased repurchase obligations and increased loss severity on repurchases, requiring material increases to its repurchase reserve.

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

U.S. BANCORP	The power of potential

site, it may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If the Company becomes subject to significant environmental liabilities, its financial condition and results of operations could be adversely affected.

ECONOMIC AND MARKET CONDITIONS RISK

Deterioration in business and economic conditions could adversely affect the financial services industry, and a reversal or slowing of the current economic recovery could adversely affect the Company’s lending business and the value of loans and debt securities it holds The Company’s business activities and earnings are affected by general business conditions in the United States and abroad, including factors such as the level and volatility of short-term and long-term interest rates, inflation, home prices, unemployment and under-employment levels, bankruptcies, household income, consumer spending, fluctuations in both debt and equity capital markets, liquidity of the global financial markets, the availability and cost of capital and credit, investor sentiment and confidence in the financial markets, and the strength of the domestic and global economies in which the Company operates. The deterioration of any of these conditions can adversely affect the Company’s consumer and commercial businesses and securities portfolios, its level of charge-offs and provision for credit losses, its capital levels and liquidity, and its results of operations.

Given the high percentage of the Company’s assets represented directly or indirectly by loans, and the importance of lending to its overall business, weak economic conditions are likely to have a negative impact on the Company’s business and results of operations. A reversal or slowing of the current economic recovery or another severe contraction could adversely impact loan utilization rates as well as delinquencies, defaults and customer ability to meet obligations under the loans. The value to the Company of other assets such as investment securities, most of which are debt securities or other financial instruments supported by loans, similarly would be negatively impacted by widespread decreases in credit quality resulting from a weakening of the economy. Downward valuation of debt securities could also negatively impact the Company’s capital position.

Stress in the commercial real estate markets, or a downturn in the residential real estate markets, could cause credit losses and deterioration in asset values for the Company and other financial institutions. Additionally, the current environment of heightened scrutiny of financial institutions, as well as a continued focus on the pace and sustainability of the economic recovery, has resulted in increased public awareness of and sensitivity to banking fees and practices.

Deterioration in economic conditions in Europe could slow the recovery of the domestic economy or negatively impact the Company’s borrowers or other counterparties that have direct or indirect exposure to Europe, which could have significant adverse effects on the Company’s businesses, results of operations, financial condition and liquidity. Negative market developments may erode consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates. Such developments could increase the Company’s loan charge-offs and provision for credit losses. Any future economic deterioration that affects household or corporate incomes and the continuing concern regarding the possibility of a return to recessionary conditions could also result in reduced demand for credit or fee-based products and services.

Improvements in economic indicators disproportionately affecting the financial services industry may lag improvements in the general economy Should the moderate recovery of the United States economy continue, the improvement of certain economic indicators, such as real estate asset values, may nevertheless continue to lag behind the overall economy, which can affect certain industries, such as real estate and financial services, more significantly. Should real estate asset values fail to recover for an extended period of time, the Company could be adversely affected.

Changes in interest rates could reduce the Company’s net interest income The Company’s earnings are dependent to a large degree on net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. Net interest income is significantly affected by market rates of interest, which in turn are affected by prevailing economic conditions, by the fiscal and monetary policies of the federal government and by the policies of various regulatory agencies. Like all financial institutions, the Company’s financial position is affected by fluctuations in interest rates. Volatility in interest rates can also result in the flow of funds away from financial institutions into direct investments. Direct investments, such as United States government and corporate securities and other investment vehicles (including mutual funds) generally pay higher rates of return than financial institutions, because of the absence of federal insurance premiums and reserve requirements.

Further downgrades in the U.S. government’s sovereign credit rating could result in risks to the Company and general economic conditions that the Company is not able to predict In the past, certain ratings agencies downgraded their sovereign credit rating, or negatively revised their outlook, of the U.S. government, and have indicated that they will continue to assess fiscal projections, as well as the medium-term economic outlook for the United States. As a result, there continues to be the perceived risk of a sovereign credit ratings downgrade of the U.S. government, including the ratings of U.S. Treasury securities. If such a downgrade were to occur, the ratings and perceived creditworthiness of instruments issued, insured or guaranteed by institutions, agencies or instrumentalities directly linked to the U.S. government could also be correspondingly affected. A downgrade might adversely affect the market value of such instruments. Instruments of this nature are often held by financial institutions, including the Company, for investment, liquidity planning and collateral purposes. A downgrade of the sovereign credit ratings of the U.S. government and perceived creditworthiness of U.S. government–related obligations could create uncertainty in the U.S. and global financial markets and negatively impact the Company’s liquidity.

CREDIT AND MORTGAGE BUSINESS RISK

Heightened credit risk could require the Company to increase its provision for loan losses, which could have a material adverse effect on the Company’s results of operations and financial condition When the Company lends money, or commits to lend money, it incurs credit risk, or the risk of losses if its borrowers do not repay their loans. As one of the largest lenders in the United States, the credit performance of the Company’s loan portfolios significantly affects its financial results and condition. The Company incurred high levels of losses on loans during the most recent financial crisis and recovery period, and if the current economic environment were to deteriorate, more of its customers may have difficulty in repaying their loans or other obligations, which could result in a higher level of credit losses and provision for credit losses. The Company reserves for credit losses by establishing an allowance through a charge to earnings to provide for loan defaults and nonperformance. The amount of the Company’s allowance for loan losses is based on its historical loss experience as well as an evaluation of the risks associated with its loan portfolio, including the size and composition of the loan portfolio, current economic conditions and geographic concentrations within the portfolio. The stress on the United States economy and the local economies in which the Company does business may be greater or last longer than expected, resulting in, among other things, greater than expected deterioration in credit quality of the loan portfolio, or in the value of collateral securing those loans.

In addition, the process the Company uses to estimate losses inherent in its credit exposure requires difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of its borrowers to repay their loans. These economic predictions and their impact may no longer be capable of accurate estimation, which may, in turn, impact the reliability of the process. As with any such assessments, the Company may fail to identify the proper factors or to accurately estimate the impacts of the factors that the Company does identify. The Company also makes loans to borrowers where it does not have or service the loan with the first lien on the property securing its loan. For loans in a junior lien position, the Company may not have access to information on the position or performance of the first lien when it is held and serviced by a third party and this may adversely affect the accuracy of the loss estimates for loans of these types. Increases in the Company’s allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect its financial results. In addition, the Company’s ability to assess the creditworthiness of its customers may be impaired if the models and approaches it uses to select, manage, and underwrite its customers become less predictive of future behaviors.

A concentration of credit and market risk in the Company’s loan portfolio could increase the potential for significant losses The Company may have higher credit risk, or experience higher credit losses, to the extent its loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral. For example, the Company’s credit risk and credit losses can increase if borrowers who engage in similar activities are uniquely or disproportionately affected by economic or market conditions, or by regulation, such as regulation related to climate change. Deterioration in economic conditions or real estate values in states or regions where the Company has relatively larger concentrations of residential or commercial real estate could result in higher credit costs. In particular, deterioration in real estate values and underlying economic conditions in California could result in significantly higher credit losses to the Company.

U.S. BANCORP	The power of potential

Changes in interest rates can reduce the value of the Company’s mortgage servicing rights and mortgages held for sale, and can make its mortgage banking revenue volatile from quarter to quarter, which can reduce its earnings The Company has a portfolio of MSRs, which is the right to service a mortgage loan–collect principal, interest and escrow amounts–for a fee. The Company initially carries its MSRs using a fair value measurement of the present value of the estimated future net servicing income, which includes assumptions about the likelihood of prepayment by borrowers. Changes in interest rates can affect prepayment assumptions and thus fair value. As interest rates fall, prepayments tend to increase as borrowers refinance, and the fair value of MSRs can decrease, which in turn reduces the Company’s earnings. It is possible that, because of economic conditions and/or a weak or deteriorating housing market, even if interest rates were to fall or remain low, mortgage originations may also fall or any increase in mortgage originations may not be enough to offset the decrease in the MSRs’ value caused by the lower rates.

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

A decline in the soundness of other financial institutions could adversely affect the Company’s results of operations The Company’s ability to engage in routine funding or settlement transactions could be adversely affected by the actions and commercial soundness of other domestic or foreign financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. The Company has exposure to many different counterparties, and the Company routinely executes and settles transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. As a result, defaults by, or even rumors or questions about, the soundness of one or more financial services institutions, or the financial services industry generally, could lead to losses or defaults by the Company or by other institutions and impact the Company’s predominately United States–based businesses or the less significant merchant processing, corporate trust and fund administration services businesses it operates in foreign countries. Many of these transactions expose the Company to credit risk in the event of a default by a counterparty or client. In addition, the Company’s credit risk may be further increased when the collateral held by the Company cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due the Company. There is no assurance that any such losses would not adversely affect the Company’s results of operations.

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

OPERATIONS AND BUSINESS RISK

A breach in the security of the Company’s systems could disrupt its businesses, result in the disclosure of confidential information, damage its reputation and create significant financial and legal exposure Although the Company devotes significant resources to maintain and regularly upgrade its systems and processes that are designed to protect the security of the Company’s computer systems, software, networks and other technology assets, as well as its intellectual property, and the confidentiality, integrity and availability of information belonging to the Company and its customers, the Company’s security measures do not provide absolute security. In fact, many financial services institutions, retailers and other companies engaged in data processing have reported breaches in the security of their websites or other systems, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage systems, often through the introduction of computer viruses or malware, cyber attacks and other means. The Company and certain other large financial institutions in the United States have experienced several well-publicized series of apparently related attacks from technically sophisticated and well-resourced third parties that were intended to disrupt normal business activities by making internet banking systems inaccessible to customers for extended periods. These “denial-of-service” attacks have not breached the Company’s data security systems, but require substantial resources to defend, and may affect customer satisfaction and behavior. Furthermore, even if not directed at the Company, attacks on financial or other institutions important to the overall functioning of the financial system could adversely affect, directly or indirectly, aspects of the Company’s businesses.

Third parties with which the Company does business or that facilitate its business activities, including exchanges, clearinghouses, payment and ATM networks, financial intermediaries or vendors that provide services or technology solutions for the Company’s operations, could also be sources of operational and security risks to the Company, including with respect to breakdowns or failures of their systems, misconduct by their employees or cyber attacks that could affect their ability to deliver a product or service to the Company or result in lost or compromised information of the Company or its customers.

It is possible that the Company may not be able to anticipate or to implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently, generally increase in sophistication, often are not recognized until launched, and because security attacks can originate from a wide variety of sources, including organized crime, hackers, terrorists, activists, and other external parties, including parties sponsored by hostile foreign governments. Those parties may also attempt to fraudulently induce employees, customers or other users of the Company’s systems to disclose sensitive information in order to gain access to the Company’s data or that of its customers or clients, such as through “phishing” schemes. These risks may increase in the future as the Company continues to increase its mobile payments and other internet-based product offerings and expands its internal usage of web-based products and applications. In addition, the Company’s customers often use their own devices, such as computers, smart phones and tablets, to make payments and manage their accounts. The Company has limited ability to assure the safety and security of its customers’ transactions with the Company to the extent they are using their own devices, which could be subject to similar threats.

If the Company’s security systems were penetrated or circumvented, or if an authorized user intentionally or unintentionally removed, lost or destroyed operations data, it could cause serious negative consequences for the Company, including significant disruption of the Company’s operations, misappropriation of confidential information of the Company or that of its customers, or damage to computers or systems of the Company or those of its customers and counterparties. These consequences could result in violations of applicable privacy and other laws; financial loss to the Company or to its customers; loss of confidence in the Company’s security measures; customer dissatisfaction; significant litigation exposure; regulatory fines, penalties or intervention; reimbursement or other compensatory costs; additional compliance costs; and harm to the Company’s reputation, all of which could adversely affect the Company.

The Company relies on its employees, systems and third party vendors to conduct its business, and certain failures could adversely affect its operations The Company operates in many different businesses in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. The Company incurs risks for potential losses resulting from its operations, including, but not limited to, the risk of fraud by employees or persons outside of the Company, unauthorized access to its computer systems, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements and business continuation and disaster recovery. This risk of loss also includes the potential legal actions, fines or civil money penalties that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity.

Third party vendors provide key components of the Company’s business infrastructure, such as internet connections, network access and mutual fund distribution. While the Company has selected these third party vendors carefully, it does not control their actions. Any problems caused by third parties, including as a result of their not providing the Company their services for any reason or their performing their services poorly, could adversely affect the Company’s ability to deliver products and services to the Company’s customers and otherwise to conduct its business. Replacing third party vendors could also entail significant delay and expense. In addition, failure of third party vendors to handle current or higher volumes of use could adversely affect the Company’s ability to deliver products and services to clients and otherwise to conduct business. Technological or financial difficulties of a third party service provider could adversely affect the Company’s businesses to the extent those difficulties result in the interruption or discontinuation of services provided by that party.

U.S. BANCORP	The power of potential

Operational risks for large institutions such as the Company have generally increased in recent years in part because of the proliferation of new technologies, the use of internet services and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. If personal, confidential or proprietary information of customers or clients in the Company’s possession were to be mishandled or misused, the Company could suffer significant regulatory consequences, reputational damage and financial loss. This mishandling or misuse could include, for example, situations in which the information is erroneously provided to parties who are not permitted to have the information, either by fault of the Company’s systems, employees, or vendors, or where the information is intercepted or otherwise inappropriately taken by third parties. In the event of a breakdown in the internal control system, improper operation of systems or improper employee or third party actions, the Company could suffer financial loss, face legal or regulatory action and suffer damage to its reputation.

The Company could lose market share and experience increased costs if it does not effectively develop and implement new technology The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services, including innovative ways that customers can make payments or manage their accounts. The Company’s continued success depends, in part, upon its ability to address customer needs by using technology to provide products and services that customers want to adopt, and create additional efficiencies in the Company’s operations. Developing and deploying new technology-driven products and services can also involve costs that the Company may not recover and divert resources away from other product development efforts. The Company may not be able to effectively develop and implement profitable new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could harm the Company’s competitive position and negatively affect its revenue and profit.

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

LIQUIDITY RISK

If the Company does not effectively manage its liquidity, its business could suffer The Company’s liquidity is essential for the operation of its business. Market conditions, unforeseen outflows of funds or other events could negatively affect the Company’s level or cost of funding, affecting its ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, and fund asset growth and new business transactions at a reasonable cost and in a timely manner. If the Company’s access to stable and low-cost sources of funding, such as customer deposits, are reduced, the Company might need to use alternative funding, which could be more expensive or of limited availability. Any substantial, unexpected or prolonged changes in the level or cost of liquidity could adversely affect the Company’s business.

Loss of customer deposits could increase the Company’s funding costs The Company relies on bank deposits to be a low-cost and stable source of funding. The Company competes with banks and other financial services companies for deposits. If the Company’s competitors raise the rates they pay on deposits, the Company’s funding costs may increase, either because the Company raises its rates to avoid losing deposits or because the Company loses deposits and must rely on more expensive sources of funding. Higher funding costs reduce the Company’s net interest margin and net interest income. Checking and savings account balances and other forms of customer deposits may decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff. When customers move money out of bank deposits and into other investments, the Company may lose a relatively low-cost source of funds, increasing the Company’s funding costs and reducing the Company’s net interest income.

A downgrade in the Company’s credit ratings could have a material adverse effect on its liquidity, funding costs and access to capital markets The Company’s credit ratings are important to its liquidity. A reduction in one or more of the Company’s credit ratings could adversely affect its liquidity, increase its funding costs or limit its access to the capital markets. Further, a downgrade could decrease the number of investors and counterparties willing or able, contractually or otherwise, to do business or lend to the Company, thereby adversely affecting the Company’s competitive position. The Company’s credit ratings and credit rating agencies’ outlooks are subject to ongoing review by the rating agencies which consider a number of factors, including the Company’s own financial strength, performance, prospects and operations, as well as factors not within the control of the Company, including conditions affecting the financial services industry generally. There can be no assurance that the Company will maintain its current ratings and outlooks.

The Company relies on dividends from its subsidiaries for its liquidity needs and the payment of those dividends could be limited by laws and regulations The Company is a separate and distinct legal entity from its bank and non-bank subsidiaries. The Company receives a significant portion of its cash from dividends paid by its subsidiaries. These dividends are the principal source of funds to pay dividends on the Company’s stock and interest and principal on its debt. Various federal and state laws and regulations limit the amount of dividends that its bank and certain of its non-bank subsidiaries may pay to the Company without regulatory approval. Also, the Company’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to prior claims of the subsidiary’s creditors, except to the extent that any of the Company’s claims as a creditor of that subsidiary may be recognized.

COMPETITIVE AND STRATEGIC RISK

The financial services industry is highly competitive, and competitive pressures could intensify and adversely affect the Company’s financial results The Company operates in a highly competitive industry that could become even more competitive as a result of legislative, regulatory and technological changes, as well as continued industry consolidation, which may increase in connection with current economic and market conditions. This consolidation may produce larger, better-capitalized and more geographically diverse companies that are capable of offering a wider array of financial products and services at more competitive prices. The Company competes with other commercial banks, savings and loan associations, mutual savings banks, finance

U.S. BANCORP	The power of potential

companies, mortgage banking companies, credit unions, investment companies, credit card companies, and a variety of other financial services and advisory companies. In addition, technology has lowered barriers to entry and made it possible for non-banks to offer products and services that traditionally were banking products, and for financial institutions to compete with technology companies in providing electronic and internet-based financial solutions. Many of the Company’s competitors have fewer regulatory constraints, and some have lower cost structures. Also, the potential need to adapt to industry changes in information technology systems, on which the Company and financial services industry are highly dependent, could present operational issues and require capital spending. The Company’s ability to compete successfully depends on a number of factors, including, among others, its ability to develop and execute strategic plans and initiatives; developing, maintaining and building long-term customer relationships based on quality service, competitive prices, high ethical standards and safe, sound assets; and industry and general economic trends. A failure to compete effectively could contribute to downward price pressure on the Company’s products or services or a loss of market share.

The Company may need to lower prices on existing products and services and develop and introduce new products and services to maintain market share The Company’s success depends, in part, on its ability to adapt its products and services to evolving industry standards. There is increasing pressure to provide products and services at lower prices. Lower prices can reduce the Company’s net interest margin and revenues from its fee-based products and services. In addition, the widespread adoption of new technologies, including internet services and mobile devices, such as mobile phones and tablet computers, could require the Company to make substantial expenditures to modify or adapt its existing products and services. Also, these and other capital investments in the Company’s businesses may not produce expected growth in earnings anticipated at the time of the expenditure. The Company might not be successful in developing or introducing new products and services, adapting to changing customer preferences and spending and saving habits, achieving market acceptance of its products and services, or sufficiently developing and maintaining loyal customers.

The Company’s business could suffer if the Company fails to attract and retain skilled employees The Company’s success depends, in large part, on its ability to attract and retain key employees. Competition for the best people in most activities the Company engages in can be intense. The

Company may not be able to hire the best people or to keep them. Recent strong scrutiny of compensation practices has resulted in, and may continue to result in, additional regulation and legislation in this area, as well as additional legislative and regulatory initiatives. There is no assurance that this will not cause increased turnover or impede the Company’s ability to retain and attract the highest caliber employees.

The Company may not be able to complete future acquisitions, and completed acquisitions may not produce revenue enhancements or cost savings at levels or within timeframes originally anticipated, may result in unforeseen integration difficulties, and may dilute existing shareholders’ interests The Company regularly explores opportunities to acquire financial services businesses or assets and may also consider opportunities to acquire other banks or financial institutions. The Company cannot predict the number, size or timing of acquisitions it might pursue.

The Company must generally receive federal regulatory approval before it can acquire a bank or bank holding company. The Company’s ability to pursue or complete an attractive acquisition could be negatively impacted by regulatory delay or other regulatory issues. The Company cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. For example, the Company may be required to sell banks or branches as a condition to receiving regulatory approval. If the Company commits certain regulatory violations, including those that result in a downgrade in certain of the Company’s bank regulatory ratings, governmental authorities could, as a consequence, preclude it from pursuing future acquisitions for a period of time.

There can be no assurance that acquisitions the Company completes will have the anticipated positive results, including results related to expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits. Integration efforts could divert management’s attention and resources, which could adversely affect the Company’s operations or results. The integration could result in higher than expected customer loss, deposit attrition, loss of key employees, disruption of the Company’s businesses or the businesses of the acquired company, or otherwise adversely affect the Company’s ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. Also, the negative effect of any divestitures required by regulatory authorities in acquisitions or business combinations may be greater than expected. In addition, future acquisitions may also expose the Company to increased legal or regulatory risks. Finally, future acquisitions could be material to the

Company, and it may issue additional shares of stock to pay for those acquisitions, which would dilute current shareholders’ ownership interests.

ACCOUNTING AND TAX RISK

The Company’s reported financial results depend on management’s selection of accounting methods and certain assumptions and estimates, which, if incorrect, could cause unexpected losses in the future The Company’s accounting policies and methods are fundamental to how the Company records and reports its financial condition and results of operations. The Company’s management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with generally accepted accounting principles and reflect management’s judgment regarding the most appropriate manner to report the Company’s financial condition and results of operations. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances, yet might result in the Company’s reporting materially different results than would have been reported under a different alternative.

Certain accounting policies are critical to presenting the Company’s financial condition and results of operations. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include the allowance for credit losses, estimations of fair value, the valuation of purchased loans and related indemnification assets, the valuation of MSRs, the valuation of goodwill and other intangible assets, and income taxes. Because of the uncertainty of estimates involved in these matters, the Company may be required to do one or more of the following: significantly increase the allowance for credit losses and/or sustain credit losses that are significantly higher than the reserve provided, recognize significant impairment on its goodwill and other intangible asset balances, or significantly increase its accrued taxes liability. For more information, refer to “Critical Accounting Policies” in this Annual Report.

Changes in accounting standards could materially impact the Company’s financial statements From time to time, the Financial Accounting Standards Board and the United States Securities and Exchange Commission change the financial accounting and reporting standards that govern the preparation of the Company’s financial statements. These changes can be hard to predict and can materially impact how the Company records and reports its financial condition and results of operations. The Company could be required to apply a new or revised standard retroactively or apply an existing standard differently, also retroactively, in each case potentially resulting in the Company restating prior period financial statements.

The Company’s investments in certain tax-advantaged projects may not generate returns as anticipated and may have an adverse impact on the Company’s financial results The Company invests in certain tax-advantaged projects promoting affordable housing, community development and renewable energy resources. The Company’s investments in these projects are designed to generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, over specified time periods. The Company is subject to the risk that previously recorded tax credits, which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level, will fail to meet certain government compliance requirements and will not be able to be realized. The possible inability to realize these tax credit and other tax benefits can have a negative impact on the Company’s financial results. The risk of not being able to realize the tax credits and other tax benefits depends on many factors outside of the Company’s control, including changes in the applicable tax code and the ability of the projects to be completed.

RISK MANAGEMENT

The Company’s framework for managing risks may not be effective in mitigating risk and loss to the Company The Company’s risk management framework seeks to mitigate risk and loss to it. The Company has established processes and procedures intended to identify, measure, monitor, report, and analyze the types of risk to which it is subject, including liquidity risk, credit risk, residual value risk, market risk, interest rate risk, operational risk, compliance risk, strategic risk and reputational risk, among others. However, as with any risk management framework, there are inherent limitations to the Company’s risk management strategies as there may exist, or develop in the future, risks that it has not appropriately anticipated or identified. The recent financial and credit crises and resulting regulatory reform highlighted both the importance and some of the limitations of managing unanticipated risks, and the Company’s regulators remain focused on ensuring that financial institutions build and maintain robust risk management policies. If the Company’s risk management framework proves ineffective, the Company could suffer unexpected losses which could affect its financial condition or results of operations.

U.S. BANCORP	The power of potential

Executive Officers

RICHARD K. DAVIS

Mr. Davis is Chairman, President and Chief Executive Officer of U.S. Bancorp. Mr. Davis, 57, has served as Chairman of U.S. Bancorp since December 2007, Chief Executive Officer since December 2006 and President since October 2004. He also served as Chief Operating Officer from October 2004 until December 2006. Mr. Davis has held management positions with the Company since joining Star Banc Corporation, one of its predecessors, as Executive Vice President in 1993.

JENNIE P. CARLSON

Ms. Carlson is Executive Vice President, Human Resources, of U.S. Bancorp. Ms. Carlson, 54, has served in this position since January 2002. Until that time, she served as Executive Vice President, Deputy General Counsel and Corporate Secretary of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001. From 1995 until the merger, she was General Counsel and Secretary of Firstar Corporation and Star Banc Corporation.

ANDREW CECERE

Mr. Cecere is Vice Chairman and Chief Operating Officer of U.S. Bancorp. Mr. Cecere, 54, has served in this position since January 2015. From February 2007 to January 2015, he served as U.S. Bancorp’s Vice Chairman and Chief Financial Officer. Until that time, he served as Vice Chairman, Wealth Management and Securities Services of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001. Previously, he had served as an executive officer of the former U.S. Bancorp, including as Chief Financial Officer from May 2000 through February 2001.

JAMES L. CHOSY

Mr. Chosy is Executive Vice President, General Counsel and Corporate Secretary of U.S. Bancorp. Mr. Chosy, 51, has served in this position since March 2013. From 2001 to 2013, he served as the General Counsel and Secretary of Piper Jaffray Companies. From 1995 to 2001, Mr. Chosy was Vice President and Associate General Counsel of U.S. Bancorp, having also served as Assistant Secretary of U.S. Bancorp from 1995 through 2000 and as Secretary from 2000 until 2001.

TERRANCE R. DOLAN

Mr. Dolan is Vice Chairman, Wealth Management and Securities Services, of U.S. Bancorp. Mr. Dolan, 53, has served in this position since July 2010. From September 1998 to July 2010, Mr. Dolan served as U.S. Bancorp’s Controller. He additionally held the title of Executive Vice President from January 2002 until June 2010 and Senior Vice President from September 1998 until January 2002.

JOHN R. ELMORE

Mr. Elmore is Vice Chairman, Community Banking and Branch Delivery, of U.S. Bancorp. Mr. Elmore, 58, has served in this position since March 2013. From 1999 to 2013, he served as Executive Vice President, Community Banking, of U.S. Bancorp and its predecessor company, Firstar Corporation.

JOSEPH C. HOESLEY

Mr. Hoesley is Vice Chairman, Commercial Real Estate, of U.S. Bancorp. Mr. Hoesley, 60, has served in this position since June 2006. From June 2002 until June 2006, he served as Executive Vice President and National Group Head of Commercial Real Estate at U.S. Bancorp, having previously served as Senior Vice President and Group Head of Commercial Real Estate since joining U.S. Bancorp in 1992.

PAMELA A. JOSEPH

Ms. Joseph is Vice Chairman, Payment Services, of U.S. Bancorp. Ms. Joseph, 55, has served in this position since December 2004. Since November 2004, she has been Chairman and Chief Executive Officer of Elavon Inc., a wholly owned subsidiary of U.S. Bancorp. Prior to that time, she had been President and Chief Operating Officer of Elavon Inc. since February 2000.

P.W. PARKER

Mr. Parker is Vice Chairman and Chief Risk Officer of U.S. Bancorp. Mr. Parker, 58, has served in this position since December 2013. From October 2007 until December 2013 he served as Executive Vice President and Chief Credit Officer of U.S. Bancorp. From March 2005 until October 2007, he served as Executive Vice President of Credit Portfolio Management of U.S. Bancorp, having served as Senior Vice President of Credit Portfolio Management of U.S. Bancorp since January 2002.

RICHARD B. PAYNE, JR.

Mr. Payne is Vice Chairman, Wholesale Banking, of U.S. Bancorp. Mr. Payne, 67, has served in this position since November 2010, when he assumed the additional responsibility for Commercial Banking at U.S. Bancorp. From July 2006, when he joined U.S. Bancorp, until November 2010, Mr. Payne served as Vice Chairman, Corporate Banking at U.S. Bancorp. Prior to joining U.S. Bancorp, he served as Executive Vice President for National City Corporation in Cleveland, with responsibility for Capital Markets, from 2001 to 2006.

KATHERINE B. QUINN

Ms. Quinn is Executive Vice President, Strategy and Corporate Affairs, of U.S. Bancorp. Ms. Quinn, 50, has served in this position since joining U.S. Bancorp in September 2013 and has served on U.S. Bancorp’s Managing Committee since January 2015. From September 2010 until January 2013, she served as Chief Marketing Officer of WellPoint, Inc. (now known as Anthem, Inc.), having served as Head of Corporate Marketing of WellPoint from July 2005 until September 2010. Prior to that time, she served as Chief Marketing and Strategy Officer at The Hartford from 2003 until 2005.

KATHLEEN A. ROGERS

Ms. Rogers is Vice Chairman and Chief Financial Officer of U.S. Bancorp. Ms. Rogers, 49, has served in this position since January 2015. From June 2005 until January 2015, she served as U.S. Bancorp’s Executive Vice President, Business Line Reporting and Planning, having served in various financial roles at U.S. Bancorp since joining the company in 1987.

MARK G. RUNKEL

Mr. Runkel is Executive Vice President and Chief Credit Officer of U.S. Bancorp. Mr. Runkel, 38, has served in this position since December 2013. From February 2011 until December 2013, he served as Senior Vice President and Credit Risk Group Manager of U.S. Bancorp Retail and Payment Services Credit Risk Management, having served as Senior Vice President and Risk Manager of U.S. Bancorp Retail and Small Business Credit Risk Management from June 2009 until February 2011. From March 2005 until May 2009, he served as Vice President and Risk Manager of U.S. Bancorp.

KENT V. STONE

Mr. Stone is Vice Chairman, Consumer Banking Sales and Support, of U.S. Bancorp. Mr. Stone, 57, has served in this position since March 2013. He served as an Executive Vice President of U.S. Bancorp from 2000 to 2013, most recently with responsibility for Consumer Banking Support Services since 2006, and held other senior leadership positions with U.S. Bancorp since 1991.

JEFFRY H. VON GILLERN

Mr. von Gillern is Vice Chairman, Technology and Operations Services, of U.S. Bancorp. Mr. von Gillern, 49, has served in this position since July 2010. From April 2001, when he joined U.S. Bancorp, until July 2010, Mr. von Gillern served as Executive Vice President of U.S. Bancorp, additionally serving as Chief Information Officer from July 2007 until July 2010.

U.S. BANCORP	The power of potential

Directors

RICHARD K. DAVIS1,6

Chairman, President and Chief Executive Officer

U.S. Bancorp

DOUGLAS M. BAKER, JR.5,6

Chairman and Chief Executive Officer

Ecolab Inc.

(Cleaning and sanitizing products)

Y. MARC BELTON3,4

Executive Vice President, Global Strategy,

Growth and Marketing Innovation

General Mills, Inc.

(Consumer food products)

VICTORIA BUYNISKI GLUCKMAN2,4

Retired Chairman and Chief Executive Officer

United Medical Resources, Inc.,

(Healthcare benefits administration)

ARTHUR D. COLLINS, JR.1,2,5

Retired Chairman and Chief Executive Officer

Medtronic, Inc.

(Medical device and technology)

KIMBERLY J. HARRIS4,6

President and Chief Executive Officer

Puget Energy, Inc. and Puget Sound Energy, Inc.

(Energy)

ROLAND A. HERNANDEZ3,4

Founding Principal and Chief Executive Officer

Hernandez Media Ventures

(Media)

DOREEN WOO HO3,6

Commissioner

San Francisco Port Commission

(Government)

JOEL W. JOHNSON3,6

Retired Chairman and Chief Executive Officer

Hormel Foods Corporation

(Consumer food products)

OLIVIA F. KIRTLEY1,2,3

Business Consultant

(Consulting)

JERRY W. LEVIN1,2,5

Chairman

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

Schnuck Markets, Inc.

(Food retail)

PATRICK T. STOKES1,5,6

Former Chairman and Former Chief Executive Officer

Anheuser-Busch Companies, Inc.

(Consumer products)

SCOTT W. WINE3,4

Chairman and Chief Executive Officer

Polaris Industries, Inc.

(Motorized products)

1.	Executive Committee

2.	Compensation and Human Resources Committee

3.	Audit Committee

4.	Community Reinvestment and Public Policy Committee

5.	Governance Committee

6.	Risk Management Committee