Form 10-K, Exhibit 13
period 2015-12-31
US BANCORP \DE\
filed 2016-02-25
CIK 36104

EXHIBIT 13

The following pages discuss in detail the financial results we achieved in 2015—results that reflect the power of possible.

FINANCIALS TABLE OF CONTENTS

26	Management’s Discussion and Analysis

26	Overview

28	Statement of Income Analysis

33	Balance Sheet Analysis

42	Corporate Risk Profile

42	Overview

43	Credit Risk Management

58	Residual Value Risk Management

58	Operational Risk Management

58	Compliance Risk Management

59	Interest Rate Risk Management

60	Market Risk Management

61	Liquidity Risk Management

65	Capital Management

67	Fourth Quarter Summary

69	Line of Business Financial Review

73	Non-GAAP Financial Measures

75	Accounting Changes

75	Critical Accounting Policies

78	Controls and Procedures

79	Reports of Management and Independent Accountants

82	Consolidated Financial Statements and Notes

150	Five-year Consolidated Financial Statements

152	Quarterly Consolidated Financial Data

153	Supplemental Financial Data

156	Company Information

167	Executive Officers

169	Directors

THE FOLLOWING INFORMATION APPEARS IN ACCORDANCE WITH THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

This report contains forward-looking statements about U.S. Bancorp. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements and are based on the information available to, and assumptions and estimates made by, management as of the date hereof. These forward-looking statements cover, among other things, anticipated future revenue and expenses and the future plans and prospects of U.S. Bancorp. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated. A reversal or slowing of the current economic recovery or another severe contraction could adversely affect U.S. Bancorp’s revenues and the values of its assets and liabilities. Global financial markets could experience a recurrence of significant turbulence, which could reduce the availability of funding to certain financial institutions and lead to a tightening of credit, a reduction of business activity, and increased market volatility. Stress in the commercial real estate markets, as well as a downturn in the residential real estate markets could cause credit losses and deterioration in asset values. In addition, U.S. Bancorp’s business and financial performance is likely to be negatively impacted by recently enacted and future legislation and regulation. U.S. Bancorp’s results could also be adversely affected by deterioration in general business and economic conditions; changes in interest rates; deterioration in the credit quality of its loan portfolios or in the value of the collateral securing those loans; deterioration in the value of securities held in its investment securities portfolio; legal and regulatory developments; litigation; increased competition from both banks and non-banks; changes in customer behavior and preferences; breaches in data security; effects of mergers and acquisitions and related integration; effects of critical accounting policies and judgments; and management’s ability to effectively manage credit risk, market risk, operational risk, compliance risk, strategic risk, interest rate risk, liquidity risk and reputational risk.

Additional factors could cause actual results to differ from expectations, including the risks discussed in the “Corporate Risk Profile” section on pages 42–67 and the “Risk Factors” section on pages 156 –166 of this report. However, factors other than these also could adversely affect U.S. Bancorp’s results, and the reader should not consider these factors to be a complete set of all potential risks or uncertainties. Forward-looking statements speak only as of the date hereof, and U.S. Bancorp undertakes no obligation to update them in light of new information or future events.

Management’s Discussion and Analysis

OVERVIEW

U.S. Bancorp and its subsidiaries (the “Company”) delivered record financial performance in 2015, which was a year characterized by persistent and historically low interest rates, modest economic growth, and increasing regulatory requirements. In 2015, the Company effectively balanced decisions on operating efficiencies with opportunities for investing in future growth and addressing its customers’ needs. These actions resulted in delivering record full-year net income and diluted earnings per share.

The Company earned $5.9 billion in 2015, an increase of 0.5 percent over 2014, principally due to higher net interest income, a lower provision for credit losses and prudent management of expenses. Net interest income was higher than the prior year as a result of an increase in average earning assets and continued growth in lower cost deposit funding, partially offset by a decrease in the net interest margin. The Company’s loan portfolio credit quality continued to improve throughout the year, as reflected by the decreases in net charge-offs and nonperforming assets. The Company’s continued focus on controlling expenses allowed it to achieve an industry-leading efficiency ratio of 53.8 percent in 2015. In addition, the Company’s return on average assets and return on common equity were 1.44 percent and 14.0 percent, respectively, the highest among its peers.

During 2015, the Company continued to demonstrate its ability to create value for shareholders and customers by returning 72 percent of its earnings to common shareholders through dividends and common share repurchases. This was accomplished by generating steady growth in commercial and consumer lending, new credit card accounts and total deposits, by building momentum in its core business, particularly within Wealth Management and Securities Services and Payment Services, and by maintaining a very strong capital base.

The Company’s common equity tier 1 to risk-weighted assets ratio using the Basel III standardized approach and Basel III advanced approaches, as if fully implemented, were 9.1 percent and 11.9 percent, respectively, at December 31, 2015 — above the Company’s targeted ratio of 8.0 percent and well above the minimum ratio of 7.0 percent required when fully implemented. Refer to “Non-GAAP Financial

Measures” for further information on the calculation of these measures. In addition, refer to Table 23 for a summary of the statutory capital ratios in effect for the Company at December 31, 2015 and 2014. Further, credit rating organizations rate the Company’s debt among the highest of any bank in the world. This comparative financial strength provides the Company with favorable funding costs, strong liquidity and the ability to attract new customers.

In 2015, average loans and deposits increased $8.8 billion (3.6 percent) and $20.5 billion (7.7 percent), respectively, over 2014, reflecting the confidence the Company’s customers have in trusting one of the highest rated banks in the world. Loan growth included increases in commercial, commercial real estate, credit card and other retail loans, partially offset by a decline in loans covered by loss sharing agreements with the Federal Deposit Insurance Corporation (“FDIC”) (“covered” loans), which is a run-off portfolio. Deposit growth included increases in noninterest-bearing and total savings deposits.

The Company’s provision for credit losses decreased $97 million (7.9 percent) in 2015, compared with 2014. Net charge-offs decreased $162 million (12.1 percent) in 2015, compared with 2014, principally due to improvement in economic conditions during 2015. The provision for credit losses was $40 million less than net charge-offs in 2015, compared with $105 million less than net charge-offs in 2014, reflecting loan growth partially offset by improved economic conditions.

The Company’s actions to generate growth in its balance sheet and revenues, combined with making prudent long-term investments to protect its industry-leading competitive positions have put it on a positive forward-looking trajectory. This has been accomplished by helping its customers build financially secure futures, along with deliberate efforts to optimize its expense management initiatives. The Company has positioned itself for growth in 2016, following record fourth quarter 2015 revenue, increasing loan growth and stable net interest margin, while making progress toward achieving positive operating leverage by thoughtfully managing expenses. The Company remains focused on delivering consistent, predictable and repeatable financial results for the benefit of its customers, employees, communities and shareholders.

TABLE 1 SELECTED FINANCIAL DATA

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2015	2014	2013		2012		2011
Condensed Income Statement
Net interest income (taxable-equivalent basis)(a)	$11,214	$10,997	$10,828		$10,969		$10,348
Noninterest income	9,092	9,161	8,765		9,334		8,791
Securities gains (losses), net	–	3	9		(15)		(31)

Total net revenue	20,306	20,161	19,602		20,288		19,108
Noninterest expense	10,931	10,715	10,274		10,456		9,911
Provision for credit losses	1,132	1,229	1,340		1,882		2,343

Income before taxes	8,243	8,217	7,988		7,950		6,854
Taxable-equivalent adjustment	213	222	224		224		225
Applicable income taxes	2,097	2,087	2,032		2,236		1,841

Net income	5,933	5,908	5,732		5,490		4,788
Net (income) loss attributable to noncontrolling interests	(54)	(57)	104		157		84

Net income attributable to U.S. Bancorp	$5,879	$5,851	$5,836		$5,647		$4,872

Net income applicable to U.S. Bancorp common shareholders	$5,608	$5,583	$5,552		$5,383		$4,721

Per Common Share
Earnings per share	$3.18	$3.10	$3.02		$2.85		$2.47
Diluted earnings per share	3.16	3.08	3.00		2.84		2.46
Dividends declared per share	1.010	.965	.885		.780		.500
Book value per share	23.28	21.68	19.92		18.31		16.43
Market value per share	42.67	44.95	40.40		31.94		27.05
Average common shares outstanding	1,764	1,803	1,839		1,887		1,914
Average diluted common shares outstanding	1,772	1,813	1,849		1,896		1,923
Financial Ratios
Return on average assets	1.44%	1.54%	1.65%		1.65%		1.53%
Return on average common equity	14.0	14.7	15.8		16.2		15.8
Net interest margin (taxable-equivalent basis)(a)	3.05	3.23	3.44		3.58		3.65
Efficiency ratio(b)	53.8	53.2	52.4		51.5		51.8
Net charge-offs as a percent of average loans outstanding	.47	.55	.64		.97		1.41
Average Balances
Loans	$250,459	$241,692	$227,474		$215,374		$201,427
Loans held for sale	5,784	3,148	5,723		7,847		4,873
Investment securities(c)	103,161	90,327	75,046		72,501		63,645
Earning assets	367,445	340,994	315,139		306,270		283,290
Assets	408,865	380,004	352,680		342,849		318,264
Noninterest-bearing deposits	79,203	73,455	69,020		67,241		53,856
Deposits	287,151	266,640	250,457		235,710		213,159
Short-term borrowings	27,960	30,252	27,683		28,549		30,703
Long-term debt	33,566	26,535	21,280		28,448		31,684
Total U.S. Bancorp shareholders’ equity	44,813	42,837	39,917		37,611		32,200
Period End Balances
Loans	$260,849	$247,851	$235,235		$223,329		$209,835
Investment securities	105,587	101,043	79,855		74,528		70,814
Assets	421,853	402,529	364,021		353,855		340,122
Deposits	300,400	282,733	262,123		249,183		230,885
Long-term debt	32,078	32,260	20,049		25,516		31,953
Total U.S. Bancorp shareholders’ equity	46,131	43,479	41,113		38,998		33,978
Asset Quality
Nonperforming assets	$1,523	$1,808	$2,037		$2,671		$3,774
Allowance for credit losses	4,306	4,375	4,537		4,733		5,014
Allowance for credit losses as a percentage of period-end loans	1.65%	1.77%	1.93%		2.12%		2.39%
Capital Ratios
Common equity tier 1 capital(d)	9.6%	9.7%	9.4	%(e)	9.0	%(e)	8.6	%(e)
Tier 1 capital(d)	11.3	11.3	11.2		10.8		10.8
Total risk-based capital(d)	13.3	13.6	13.2		13.1		13.3
Leverage(d)	9.5	9.3	9.6		9.2		9.1
Common equity tier 1 capital to risk-weighted assets for the Basel III transitional advanced approaches	12.5	12.4
Common equity tier 1 capital to risk-weighted assets estimated for the Basel III fully implemented standardized approach(e)(f)	9.1	9.0	8.8		8.1		8.2
Common equity tier 1 capital to risk-weighted assets estimated for the Basel III fully implemented advanced approaches(e)	11.9	11.8
Tangible common equity to tangible assets(e)	7.6	7.5	7.7		7.2		6.6
Tangible common equity to risk-weighted assets(e)	9.2	9.3	9.1		8.6		8.1
(a)	Presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.
(b)	Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding net securities gains (losses).
(c)	Excludes unrealized gains and losses on available-for-sale investment securities and any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity.
(d)	December 31, 2015 and 2014, calculated under the Basel III transitional standardized approach; all other periods calculated under Basel I.
(e)	See Non-GAAP Financial Measures beginning on page 73.
(f)	December 31, 2015, 2014 and 2013, calculated using final rules for the Basel III fully implemented standardized approach; December 31, 2012, calculated using proposed rules released June 2012; December 31, 2011, calculated using proposed rules released prior to June 2012.

Earnings Summary The Company reported net income attributable to U.S. Bancorp of $5.88 billion in 2015, or $3.16 per diluted common share, compared with $5.85 billion, or $3.08 per diluted common share, in 2014. Return on average assets and return on average common equity were 1.44 percent and 14.0 percent, respectively, in 2015, compared with 1.54 percent and 14.7 percent, respectively, in 2014.

Total net revenue, on a taxable-equivalent basis, for 2015 was $145 million (0.7 percent) higher than 2014, reflecting a 2.0 percent increase in net interest income, partially offset by a 0.8 percent decrease in noninterest income. The increase in net interest income from the prior year was the result of an increase in average earning assets and continued growth in lower cost core deposit funding, partially offset by a decrease in the net interest margin. The decrease in noninterest income was primarily due to a gain related to an equity interest in Nuveen Investments (“Nuveen gain”) recorded in 2014, lower gains from sales of shares of Visa Inc. Class B common stock, a 2015 market valuation adjustment to write down the value of student loans during the period they were held for sale (“student loan market adjustment”), and lower mortgage banking revenue, partially offset by higher revenue in most other fee businesses and a gain on the sale of a Health Savings Account deposit portfolio (“HSA deposit sale”) recorded in 2015.

Noninterest expense in 2015 was $216 million (2.0 percent) higher than 2014, primarily due to higher compensation and employee benefits expenses, including higher costs related to risk and compliance activities, partially offset by a settlement relating to the Federal Housing Administration’s insurance program (“FHA DOJ settlement”) recorded in 2014, prior year legal accruals and charitable contributions.

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

STATEMENT OF INCOME ANALYSIS

Net Interest Income Net interest income, on a taxable-equivalent basis, was $11.2 billion in 2015, compared with $11.0 billion in 2014 and $10.8 billion in 2013. The $217 million (2.0 percent) increase in net interest income in 2015, compared with 2014, was primarily the result of growth in average earning assets and continued growth in lower cost core deposit funding, partially offset by a continued shift in loan portfolio mix, lower reinvestment rates on investment securities and lower loan fees due to the wind down of the short-term, small-dollar deposit advance product, Checking Account Advance (“CAA”). Average earning assets were $26.4 billion (7.8 percent) higher in 2015, compared with 2014, driven by increases in loans and investment securities. The net interest margin, on a taxable-equivalent basis, in 2015 was 3.05 percent, compared with 3.23 percent in 2014 and 3.44 percent in 2013. The decrease in the net interest margin in 2015, compared with 2014, primarily reflected a change in the loan portfolio mix, growth in the investment portfolio at lower average rates and lower reinvestment rates on investment securities, as well as lower loan fees due to the CAA product wind down. Refer to the “Interest Rate Risk Management” section for further information on the sensitivity of the Company’s net interest income to changes in interest rates.

Average total loans were $250.5 billion in 2015, compared with $241.7 billion in 2014. The $8.8 billion (3.6 percent) increase was driven by growth in commercial, commercial real estate, credit card and other retail loans, partially offset by a decrease in covered loans. Average commercial loans increased $8.3 billion (11.0 percent), driven by higher demand for loans from new and existing customers. Average commercial real estate loans increased $1.8 billion (4.5 percent), driven by the reclassification of covered commercial real estate loans resulting from the expiration of loss sharing agreements related to those loans at the end of 2014, as well as higher loan demand. Average credit card balances increased $422 million (2.4 percent) in 2015, compared with 2014, due to customer growth, including portfolio acquisitions during 2015. The $726 million (1.5 percent) increase in average other retail loans was primarily due to higher auto and installment loans, partially offset by lower student loan balances, reflecting their classification as held for sale for a portion of 2015. Average residential mortgages were essentially unchanged in 2015, compared with 2014. Average covered loans decreased $2.6 billion (34.1 percent) in 2015, compared with 2014, the result of portfolio run-off and the expiration of the loss sharing agreements on commercial and commercial real estate loans at the end of 2014.

TABLE 2 ANALYSIS OF NET INTEREST INCOME (a)

Year Ended December 31 (Dollars in Millions)	2015	2014	2013	2015 v 2014	2014 v 2013
Components of Net Interest Income
Income on earning assets (taxable-equivalent basis)	$12,619	$12,454	$12,513	$165	$(59)
Expense on interest-bearing liabilities (taxable-equivalent basis)	1,405	1,457	1,685	(52)	(228)
Net interest income (taxable-equivalent basis)	$11,214	$10,997	$10,828	$217	$169
Net interest income, as reported	$11,001	$10,775	$10,604	$226	$171
Average Yields and Rates Paid
Earning assets yield (taxable-equivalent basis)	3.43%	3.65%	3.97%	(.22)%	(.32)%
Rate paid on interest-bearing liabilities (taxable-equivalent basis)	.52	.58	.73	(.06)	(.15)
Gross interest margin (taxable-equivalent basis)	2.91%	3.07%	3.24%	(.16)%	(.17)%
Net interest margin (taxable-equivalent basis)	3.05%	3.23%	3.44%	(.18)%	(.21)%
Average Balances
Investment securities(b)	$103,161	$90,327	$75,046	$12,834	$15,281
Loans	250,459	241,692	227,474	8,767	14,218
Earning assets	367,445	340,994	315,139	26,451	25,855
Interest-bearing liabilities	269,474	249,972	230,400	19,502	19,572
(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a federal tax rate of 35 percent.
(b)	Excludes unrealized gains and losses on available-for-sale investment securities and any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity.

Average investment securities in 2015 were $12.8 billion (14.2 percent) higher than 2014, primarily due to purchases of U.S. government and agency-backed securities, net of prepayments and maturities, to support regulatory liquidity coverage ratio requirements.

Average total deposits for 2015 were $20.5 billion (7.7 percent) higher than 2014. Average noninterest-bearing deposits for 2015 were $5.7 billion (7.8 percent) higher than the prior year, reflecting growth in Consumer and Small Business Banking, and Wholesale Banking and Commercial Real Estate. Average total savings deposits for 2015 were $21.0 billion (13.8 percent) higher than 2014, reflecting growth in Consumer and Small Business Banking, including the impact of the Charter One branch acquisitions, Wholesale Banking and Commercial Real Estate and corporate trust balances. Average time deposits for 2015 were $6.2 billion (14.9 percent) lower than 2014. Changes in time deposits are largely related to those deposits managed as an alternative to other wholesale funding sources, based largely on funding needs and relative pricing.

The $169 million (1.6 percent) increase in net interest income in 2014, compared with 2013, was primarily the result of growth in average earning assets and lower cost core deposit funding, partially offset by lower rates on new loans and investment securities and lower loan fees. Average earning assets were $25.9 billion (8.2 percent) higher in 2014, compared with 2013, driven by increases in loans and investment securities, partially offset by decreases in loans held for sale. The decrease in the net interest margin in 2014, compared with 2013, primarily reflected lower reinvestment rates on investment securities, as well as growth in the investment portfolio at lower average rates, lower loan fees due to the CAA product wind down, and strong growth in lower margin commercial loans, partially offset by lower funding costs.

Average total loans increased $14.2 billion (6.3 percent) in 2014, compared with 2013, driven by growth in commercial loans, residential mortgages, commercial real estate loans, credit card loans and other retail loans, partially offset by a decrease in covered loans. Average commercial loans, residential mortgages and commercial real estate loans increased $8.5 billion (12.6 percent), $3.8 billion (8.0 percent) and $2.4 billion (6.2 percent), respectively, driven by higher demand for loans from new and existing customers. Average credit card balances increased $822 million (4.9 percent) in 2014, compared with 2013, due to customer growth. The $1.2 billion (2.6 percent) increase in average other retail loans was primarily due to higher auto and installment loans, partially offset by lower student loan balances. Average covered loans decreased $2.5 billion (24.7 percent) in 2014, compared with 2013.

Average investment securities in 2014 were $15.3 billion (20.4 percent) higher than 2013, due to purchases of U.S. government and agency-backed securities, net of prepayments and maturities, in preparation for final liquidity coverage ratio requirements.

TABLE 3 NET INTEREST INCOME — CHANGES DUE TO RATE AND VOLUME (a)

	2015 v 2014			2014 v 2013
Year Ended December 31 (Dollars in Millions)	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Increase (decrease) in

Interest Income
Investment securities	$282	$(153)	$129	$359	$(135)	$224
Loans held for sale	108	(30)	78	(92)	17	(75)
Loans
Commercial	245	(192)	53	272	(212)	60
Commercial real estate	71	4	75	98	(112)	(14)
Residential mortgages	1	(36)	(35)	157	(115)	42
Credit card	43	109	152	83	43	126
Other retail	32	(153)	(121)	60	(237)	(177)
Total loans, excluding covered loans	392	(268)	124	670	(633)	37
Covered loans	(154)	(27)	(181)	(159)	(32)	(191)
Total loans	238	(295)	(57)	511	(665)	(154)
Other earning assets	46	(31)	15	(27)	(27)	(54)
Total earning assets	674	(509)	165	751	(810)	(59)

Interest Expense
Interest-bearing deposits
Interest checking	2	(7)	(5)	3	(4)	(1)
Money market savings	28	47	75	12	29	41
Savings accounts	4	(10)	(6)	3	(6)	(3)
Time deposits	(40)	(32)	(72)	(30)	(103)	(133)
Total interest-bearing deposits	(6)	(2)	(8)	(12)	(84)	(96)
Short-term borrowings	(20)	2	(18)	33	(123)	(90)
Long-term debt	192	(218)	(26)	189	(231)	(42)
Total interest-bearing liabilities	166	(218)	(52)	210	(438)	(228)
Increase (decrease) in net interest income	$508	$(291)	$217	$541	$(372)	$169
(a)	This table shows the components of the change in net interest income by volume and rate on a taxable-equivalent basis utilizing a tax rate of 35 percent. This table does not take into account the level of noninterest-bearing funding, nor does it fully reflect changes in the mix of assets and liabilities. The change in interest not solely due to changes in volume or rates has been allocated on a pro-rata basis to volume and yield/rate.

Average total deposits for 2014 were $16.2 billion (6.5 percent) higher than 2013. Average noninterest-bearing deposits for 2014 were $4.4 billion (6.4 percent) higher than 2013, reflecting growth in Consumer and Small Business Banking, including the impact of the Charter One branch acquisitions, Wholesale Banking and Commercial Real Estate, and Wealth Management and Securities Services balances. Average total savings deposits for 2014 were $15.2 billion (11.2 percent) higher than 2013, reflecting growth in Consumer and Small Business Banking, including the impact of the Charter One branch acquisitions, Wholesale Banking and Commercial Real Estate and corporate trust balances. Average time deposits, which are managed based on funding needs and relative pricing, decreased $3.5 billion (7.6 percent) in 2014, compared with 2013.

Provision for Credit Losses The provision for credit losses reflects changes in the size and credit quality of the entire portfolio of loans. The Company maintains an allowance for credit losses considered appropriate by management for probable and estimable incurred losses, based on factors discussed in the “Analysis and Determination of Allowance for Credit Losses” section.

In 2015, the provision for credit losses was $1.1 billion, compared with $1.2 billion and $1.3 billion in 2014 and 2013, respectively. The provision for credit losses was lower than net charge-offs by $40 million in 2015, $105 million in 2014 and $125 million in 2013. The $97 million (7.9 percent) decrease in the provision for credit losses in 2015, compared with 2014, reflected improving credit trends and the underlying risk profile of the loan portfolio as economic conditions continued to slowly improve during the period, partially offset by portfolio growth. Nonperforming assets decreased $285 million (15.8 percent) from December 31, 2014 to December 31, 2015, primarily driven by nonperforming asset reductions in the commercial real estate, residential mortgages, and home equity and second mortgage portfolios, as economic conditions continued to slowly improve during the period. In addition, accruing loans ninety days or more past due decreased by $114 million (12.1 percent) from December 31, 2014 to December 31, 2015. Net charge-offs decreased $162 million (12.1 percent) in

2015 from 2014 due to improvement in the residential mortgages, and home equity and second mortgages portfolios, as economic conditions continue to slowly improve in 2015, partially offset by higher commercial loan net charge-offs.

The $111 million (8.3 percent) decrease in the provision for credit losses in 2014, compared with 2013, reflected improving credit trends in residential mortgages and home equity and second mortgages as economic conditions improved during 2014, partially offset by portfolio growth and higher commercial loan net charge-offs and lower commercial real estate loan recoveries in 2014. Accruing loans ninety days or more past due decreased by $244 million (20.5 percent) from December 31, 2013 to December 31, 2014, primarily reflecting improvement in the residential mortgages portfolio. Nonperforming assets decreased $229 million (11.2 percent) from December 31, 2013 to December 31, 2014, primarily driven by reductions in the commercial, commercial mortgage and construction and development portfolios, as well as by improvement in credit card loans. Net charge-offs decreased $131 million (8.9 percent) in 2014 from 2013 due to the improvement in the residential mortgages and home equity and second mortgages portfolios, reflecting improving economic conditions, partially offset by higher commercial loan net charge-offs and lower commercial real estate loan recoveries in 2014.

Refer to “Corporate Risk Profile” for further information on the provision for credit losses, net charge-offs, nonperforming assets and other factors considered by the Company in assessing the credit quality of the loan portfolio and establishing the allowance for credit losses.

Noninterest Income Noninterest income in 2015 was $9.1 billion, compared with $9.2 billion in 2014 and $8.8 billion in 2013. The $72 million (0.8 percent) decrease in 2015 from 2014 reflected the 2014 Nuveen gain, lower gains from Visa stock sales, the 2015 student loan market adjustment and lower mortgage banking revenue, partially offset by higher revenue in most other fee businesses and the 2015 HSA deposit sale gain. The decrease in mortgage banking revenue in 2015 of 10.2 percent, compared with 2014, was primarily due to an unfavorable change in the valuation of mortgage servicing rights (“MSRs”), net of hedging activities, partially offset by an increase in mortgage production volume. Credit and debit card revenue increased 4.8 percent in 2015 compared with 2014, due to higher transaction volumes. Trust and investment management fees increased 5.5 percent, reflecting the benefits of the Company’s investments in its corporate trust and fund services businesses, as well as account growth, improved market conditions and lower fee waivers. Merchant processing services revenue was 2.4 percent higher as a result of higher transaction volumes, along with account growth and equipment sales to merchants related to new chip technology requirements. Adjusted for the impact of foreign currency rate changes, the increase would have been approximately 6.9 percent. In addition, treasury management fees increased 2.9 percent in 2015 compared with 2014, due to higher transaction volumes, and commercial products revenue increased due to higher syndication and bond underwriting fees and higher commercial leasing revenue, partially offset by lower standby letter of credit fees.

TABLE 4 NONINTEREST INCOME

Year Ended December 31 (Dollars in Millions)	2015	2014	2013	2015 v 2014	2014 v 2013
Credit and debit card revenue	$1,070	$1,021	$965	4.8%	5.8%
Corporate payment products revenue	708	724	706	(2.2)	2.5
Merchant processing services	1,547	1,511	1,458	2.4	3.6
ATM processing services	318	321	327	(.9)	(1.8)
Trust and investment management fees	1,321	1,252	1,139	5.5	9.9
Deposit service charges	702	693	670	1.3	3.4
Treasury management fees	561	545	538	2.9	1.3
Commercial products revenue	867	854	859	1.5	(.6)
Mortgage banking revenue	906	1,009	1,356	(10.2)	(25.6)
Investment products fees	185	191	178	(3.1)	7.3
Securities gains (losses), net	–	3	9	*	(66.7)
Other	907	1,040	569	(12.8)	82.8
Total noninterest income	$9,092	$9,164	$8,774	(.8)%	4.4%
*	Not meaningful.

The $390 million (4.4 percent) increase in noninterest income in 2014 from 2013 was principally due to increases in a majority of fee revenue categories and other income, partially offset by a reduction in mortgage banking revenue. Trust and investment management fees increased 9.9 percent in 2014, compared with 2013, reflecting account growth, improved market conditions and business expansion. Merchant processing services revenue was 3.6 percent higher as a result of an increase in fee-based product revenue and higher volumes, partially offset by lower rates. Credit and debit card revenue and corporate payment products revenue increased 5.8 percent and 2.5 percent, respectively, primarily due to higher transaction volumes. Deposit service charges were 3.4 percent higher due to account growth, the Charter One branch acquisitions and pricing changes. Investment products fee revenue increased 7.3 percent primarily due to higher transaction volumes. Other income increased 82.8 percent in 2014, compared with 2013, reflecting higher equity investment income, including 2014 gains on Visa stock sales and the Nuveen gain, and higher retail leasing revenue. The decrease in mortgage banking revenue in 2014 of 25.6 percent, compared with 2013, was primarily due to lower origination and sales revenue, partially offset by favorable changes in the valuation of MSRs, net of hedging activities.

Noninterest Expense Noninterest expense in 2015 was $10.9 billion, compared with $10.7 billion in 2014 and $10.3 billion in 2013. The Company’s efficiency ratio was 53.8 percent in 2015, compared with 53.2 percent in 2014 and 52.4 percent in 2013. The $216 million (2.0 percent) increase in noninterest expense in 2015 over 2014 reflected higher compensation, employee benefits and other costs related to compliance activities during 2015. Compensation expense increased 6.4 percent, reflecting the impact of merit increases, higher staffing for risk and compliance activities, as well as the Charter One branch acquisitions. Employee benefits expense increased 12.1 percent, primarily the result of higher pension costs. In addition, technology and communications expense increased 2.8 percent in 2015 over 2014, reflecting higher software license and maintenance costs. Offsetting these increases was a 5.5 percent decrease in marketing and business development expense reflecting higher charitable contributions in 2014, a 9.5 percent decrease in postage, printing and supplies expense due to a 2015 reimbursement from a business partner, and a 12.6 percent decrease in other intangibles expense due to the reduction or completion of amortization of certain intangibles. In addition, other expense decreased 8.0 percent, reflecting the impact of the 2014 FHA DOJ settlement and prior year legal accruals, partially offset by higher current year compliance-related expenses.

TABLE 5 NONINTEREST EXPENSE

Year Ended December 31 (Dollars in Millions)	2015	2014	2013	2015 v 2014	2014 v 2013
Compensation	$4,812	$4,523	$4,371	6.4%	3.5%
Employee benefits	1,167	1,041	1,140	12.1	(8.7)
Net occupancy and equipment	991	987	949	.4	4.0
Professional services	423	414	381	2.2	8.7
Marketing and business development	361	382	357	(5.5)	7.0
Technology and communications	887	863	848	2.8	1.8
Postage, printing and supplies	297	328	310	(9.5)	5.8
Other intangibles	174	199	223	(12.6)	(10.8)
Other	1,819	1,978	1,695	(8.0)	16.7
Total noninterest expense	$10,931	$10,715	$10,274	2.0%	4.3%
Efficiency ratio(a)	53.8%	53.2%	52.4%
(a)	Computed as noninterest expense divided by the sum of net interest income on a taxable-equivalent basis and noninterest income excluding net securities gains (losses).

The $441 million (4.3 percent) increase in noninterest expense in 2014 over 2013 was the result of increases in most noninterest expense categories. Compensation expense increased 3.5 percent, reflecting the impact of merit increases, acquisitions and higher staffing for risk, compliance and internal audit activities (partially offset by lower employee benefits expense of 8.7 percent, driven by lower pension costs). Net occupancy and equipment expense was 4.0 percent higher due to business initiatives and higher maintenance costs, and professional services expense increased 8.7 percent due mainly to mortgage servicing-related and other project costs. Marketing and business development expense increased 7.0 percent primarily due to higher charitable contributions, technology and communications expense increased 1.8 percent as result of business initiatives across most business lines, and postage printing and supplies expense increased 5.8 percent due to higher postage expense and demand for credit and prepaid cards. In addition, other expense increased 16.7 percent in 2014 over 2013, reflecting the 2014 FHA DOJ settlement, accruals related to certain legal matters, Charter One merger integration costs and mortgage servicing-related expenses, partially offset by lower tax-advantaged project costs.

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

The Company expects pension expense to decrease approximately $100 million in 2016, primarily driven by a higher expected return on plan assets due to 2015 actual and 2016 expected contributions, a higher discount rate and lower expected amortization due to recognition of prior losses. Because of the complexity of forecasting pension plan activities, the accounting methods utilized for pension plans, the Company’s ability to respond to factors affecting the plans and the hypothetical nature of actuarial assumptions, the actual pension expense decrease may differ from the expected amount.

Refer to Note 17 of the Notes to the Consolidated Financial Statements for further information on the Company’s pension plan funding practices, investment policies and asset allocation strategies, and accounting policies for pension plans.

The following table shows an analysis of hypothetical changes in the discount rate and long-term rate of return (“LTROR”):

Discount Rate (Dollars in Millions)	Down 100 Basis Points	Up 100 Basis Points
Incremental benefit (expense)	$(118)	$95
Percent of 2015 net income	(1.23)%	.99%
LTROR (Dollars in Millions)	Down 100 Basis Points	Up 100 Basis Points
Incremental benefit (expense)	$(35)	$35
Percent of 2015 net income	(.37)%	.37%

Income Tax Expense The provision for income taxes was $2.1 billion (an effective rate of 26.1 percent) in 2015 and 2014, and $2.0 billion (an effective rate of 26.2 percent) in 2013.

For further information on income taxes, refer to Note 19 of the Notes to Consolidated Financial Statements.

BALANCE SHEET ANALYSIS

Average earning assets were $367.4 billion in 2015, compared with $341.0 billion in 2014. The increase in average earning assets of $26.4 billion (7.8 percent) was primarily due to increases in investment securities of $12.8 billion (14.2 percent), loans of $8.8 billion (3.6 percent) and loans held for sale of $2.6 billion (83.7 percent).

For average balance information, refer to Consolidated Daily Average Balance Sheet and Related Yields and Rates on pages 154 and 155.

Loans The Company’s loan portfolio was $260.8 billion at December 31, 2015, compared with $247.9 billion at December 31, 2014, an increase of $13.0 billion (5.2 percent). The increase was driven by increases in commercial loans of $8.0 billion (10.0 percent), credit card loans of $2.5 billion (13.5 percent), other retail loans of $1.9 billion (3.9 percent) and residential mortgages of $1.9 billion (3.6 percent), partially offset by decreases in commercial real estate loans of $658 million (1.5 percent) and covered loans of $685 million (13.0 percent). Table 6 provides a summary of the loan distribution by product type, while Table 12 provides a summary of the selected loan maturity distribution by loan category. Average total loans increased $8.8 billion (3.6 percent) in 2015, compared with 2014. The increase was due to growth in most loan portfolio classes in 2015.

Commercial Commercial loans, including lease financing, increased $8.0 billion (10.0 percent) at December 31, 2015, compared with December 31, 2014. Average commercial loans increased $8.3 billion (11.0 percent) in 2015, compared with 2014. The growth was primarily driven by higher demand from new and existing customers. Table 7 provides a summary of commercial loans by industry and geographical locations.

Commercial Real Estate The Company’s portfolio of commercial real estate loans, which includes commercial mortgages and construction and development loans, decreased $658 million (1.5 percent) at December 31, 2015, compared with December 31, 2014, primarily the result of customers paying down balances in the second half of 2015. Average commercial real estate loans increased $1.8 billion (4.5 percent) in 2015, compared with 2014. Table 8 provides a summary of commercial real estate loans by property type and geographical location.

The Company reclassifies construction loans to the commercial mortgage category if permanent financing is provided by the Company. In 2015, approximately $361 million of construction loans were reclassified to the commercial mortgage category. At December 31, 2015 and 2014, $155 million of tax-exempt industrial development loans were secured by real estate. The Company’s commercial mortgage and construction and development loans had unfunded commitments of $10.4 billion and $10.7 billion at December 31, 2015 and 2014, respectively.

The Company also finances the operations of real estate developers and other entities with operations related to real estate. These loans are not secured directly by real estate but are subject to terms and conditions similar to commercial loans. These loans were included in the commercial loan category and totaled $5.8 billion and $4.6 billion at December 31, 2015 and 2014, respectively.

TABLE 6 LOAN	PORTFOLIO DISTRIBUTION

	2015		2014		2013		2012		2011
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Commercial
Commercial	$83,116	31.9%	$74,996	30.2%	$64,762	27.5%	$60,742	27.2%	$50,734	24.2%
Lease financing	5,286	2.0	5,381	2.2	5,271	2.3	5,481	2.5	5,914	2.8
Total commercial	88,402	33.9	80,377	32.4	70,033	29.8	66,223	29.7	56,648	27.0

Commercial Real Estate
Commercial mortgages	31,773	12.2	33,360	13.5	32,183	13.7	31,005	13.9	29,664	14.1
Construction and development	10,364	3.9	9,435	3.8	7,702	3.3	5,948	2.6	6,187	3.0
Total commercial real estate	42,137	16.1	42,795	17.3	39,885	17.0	36,953	16.5	35,851	17.1

Residential Mortgages
Residential mortgages	40,425	15.5	38,598	15.6	37,545	15.9	32,648	14.6	28,669	13.7
Home equity loans, first liens	13,071	5.0	13,021	5.2	13,611	5.8	11,370	5.1	8,413	4.0
Total residential mortgages	53,496	20.5	51,619	20.8	51,156	21.7	44,018	19.7	37,082	17.7
Credit Card	21,012	8.1	18,515	7.5	18,021	7.7	17,115	7.7	17,360	8.3

Other Retail
Retail leasing	5,232	2.0	5,871	2.4	5,929	2.5	5,419	2.4	5,118	2.4
Home equity and second mortgages	16,384	6.3	15,916	6.4	15,442	6.6	16,726	7.5	18,131	8.6
Revolving credit	3,354	1.3	3,309	1.3	3,276	1.4	3,332	1.5	3,344	1.6
Installment	7,030	2.7	6,242	2.5	5,709	2.4	5,463	2.4	5,348	2.6
Automobile	16,587	6.3	14,822	6.0	13,743	5.8	12,593	5.6	11,508	5.5
Student	2,619	1.0	3,104	1.3	3,579	1.5	4,179	1.9	4,658	2.2
Total other retail	51,206	19.6	49,264	19.9	47,678	20.2	47,712	21.3	48,107	22.9
Total loans, excluding covered loans	256,253	98.2	242,570	97.9	226,773	96.4	212,021	94.9	195,048	93.0
Covered Loans	4,596	1.8	5,281	2.1	8,462	3.6	11,308	5.1	14,787	7.0
Total loans	$260,849	100.0%	$247,851	100.0%	$235,235	100.0%	$223,329	100.0%	$209,835	100.0%

TABLE 7 COMMERCIAL LOANS BY INDUSTRY GROUP AND GEOGRAPHY

	2015		2014
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
Industry Group
Manufacturing	$13,404	15.2%	$12,261	15.3%
Real estate, rental and leasing	9,514	10.8	7,779	9.7
Finance and insurance	8,288	9.4	7,799	9.7
Wholesale trade	8,069	9.1	7,350	9.1
Retail trade	6,846	7.7	6,428	8.0
Healthcare and social assistance	5,802	6.6	5,280	6.6
Public administration	4,190	4.7	4,033	5.0
Information	3,542	4.0	2,702	3.4
Professional, scientific and technical services	3,493	4.0	3,121	3.9
Transport and storage	3,262	3.7	2,941	3.7
Educational services	2,791	3.2	2,286	2.8
Arts, entertainment and recreation	2,772	3.1	2,493	3.1
Mining	2,208	2.5	2,604	3.2
Agriculture, forestry, fishing and hunting	1,721	1.9	1,642	2.0
Other services	1,703	1.9	1,449	1.8
Utilities	1,435	1.6	1,404	1.7
Other	9,362	10.6	8,805	11.0
Total	$88,402	100.0%	$80,377	100.0%
Geography
California	$11,253	12.7%	$9,961	12.4%
Colorado	3,930	4.5	3,528	4.4
Illinois	4,636	5.3	4,108	5.1
Minnesota	7,166	8.1	6,316	7.9
Missouri	3,309	3.8	2,832	3.5
Ohio	4,063	4.6	3,534	4.4
Oregon	1,938	2.2	2,130	2.6
Washington	3,219	3.6	3,237	4.0
Wisconsin	2,936	3.3	3,090	3.8
Iowa, Kansas, Nebraska, North Dakota, South Dakota	4,543	5.1	4,400	5.5
Arkansas, Indiana, Kentucky, Tennessee	5,106	5.8	4,949	6.2
Idaho, Montana, Wyoming	1,427	1.6	1,475	1.8
Arizona, Nevada, New Mexico, Utah	3,280	3.7	2,951	3.7
Total banking region	56,806	64.3	52,511	65.3
Florida, Michigan, New York, Pennsylvania, Texas	15,819	17.9	14,036	17.5
All other states	15,777	17.8	13,830	17.2
Total outside Company’s banking region	31,596	35.7	27,866	34.7
Total	$88,402	100.0%	$80,377	100.0%

Residential Mortgages Residential mortgages held in the loan portfolio at December 31, 2015, increased $1.9 billion (3.6 percent) over December 31, 2014, reflecting higher origination and refinancing activity during 2015. Average residential mortgages were essentially flat in 2015, compared with 2014. Residential mortgages originated and placed in the Company’s loan portfolio include well-secured jumbo mortgages and branch-originated first lien home equity loans to borrowers with high credit quality.

Credit Card Total credit card loans increased $2.5 billion (13.5 percent) at December 31, 2015, compared with December 31, 2014. Average credit card balances increased $422 million (2.4 percent) in 2015, compared with 2014. The increases reflected new and existing customer growth during the period, including the 2015 acquisitions of credit card portfolios from Fidelity Investments and Auto Club Trust.

TABLE 8 COMMERCIAL REAL ESTATE LOANS BY PROPERTY TYPE AND GEOGRAPHY

	2015		2014
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
Property Type
Business owner occupied	$11,186	26.6%	$11,535	26.9%
Commercial property
Industrial	1,530	3.6	1,582	3.7
Office	5,480	13.0	5,680	13.3
Retail	4,944	11.7	4,896	11.4
Other commercial	4,165	9.9	4,670	10.9
Multi-family	8,833	21.0	8,548	20.0
Hotel/motel	3,428	8.1	3,624	8.5
Residential homebuilders	2,319	5.5	1,996	4.7
Healthcare facilities	252	.6	264	.6
Total	$42,137	100.0%	$42,795	100.0%
Geography
California	$10,456	24.8%	$10,545	24.6%
Colorado	2,004	4.8	1,955	4.6
Illinois	1,810	4.3	2,153	5.0
Minnesota	2,022	4.8	2,031	4.7
Missouri	1,382	3.3	1,453	3.4
Ohio	1,260	3.0	1,391	3.3
Oregon	1,988	4.7	2,012	4.7
Washington	3,422	8.1	3,501	8.2
Wisconsin	2,323	5.5	2,293	5.4
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,227	5.3	2,202	5.1
Arkansas, Indiana, Kentucky, Tennessee	1,708	4.1	1,764	4.1
Idaho, Montana, Wyoming	1,275	3.0	1,319	3.1
Arizona, Nevada, New Mexico, Utah	3,259	7.7	3,383	7.9
Total banking region	35,136	83.4	36,002	84.1
Florida, Michigan, New York, Pennsylvania, Texas	3,793	9.0	3,656	8.6
All other states	3,208	7.6	3,137	7.3
Total outside Company’s banking region	7,001	16.6	6,793	15.9
Total	$42,137	100.0%	$42,795	100.0%

Other Retail Total other retail loans, which include retail leasing, home equity and second mortgages and other retail loans, increased $1.9 billion (3.9 percent) at December 31, 2015, compared with December 31, 2014. Average other retail loans increased $726 million (1.5 percent) in 2015, compared with 2014. The increases were primarily due to higher auto and installment loans, and home equity and second mortgages, partially offset by lower retail leasing and student loan balances. Of the total residential mortgages, credit card and other retail loans outstanding at

December 31, 2015, approximately 73.4 percent were to customers located in the Company’s primary banking region compared with 73.0 percent at December 31, 2014. Tables 9, 10 and 11 provide a geographic summary of residential mortgages, credit card loans and other retail loans outstanding, respectively, as of December 31, 2015 and 2014. The collateral for $3.1 billion of residential mortgages and other retail loans included in covered loans at December 31, 2015 was in California, compared with $3.5 billion at December 31, 2014.

TABLE 9 RESIDENTIAL MORTGAGES BY GEOGRAPHY

	2015		2014
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
California	$11,994	22.4%	$9,943	19.3%
Colorado	3,047	5.7	2,969	5.7
Illinois	2,991	5.6	3,085	6.0
Minnesota	4,035	7.6	4,002	7.7
Missouri	1,955	3.7	2,090	4.0
Ohio	2,322	4.3	2,350	4.6
Oregon	2,144	4.0	2,071	4.0
Washington	3,020	5.6	2,874	5.6
Wisconsin	1,556	2.9	1,582	3.1
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,188	4.1	2,225	4.3
Arkansas, Indiana, Kentucky, Tennessee	3,287	6.1	3,353	6.5
Idaho, Montana, Wyoming	1,209	2.3	1,198	2.3
Arizona, Nevada, New Mexico, Utah	3,773	7.1	3,518	6.8
Total banking region	43,521	81.4	41,260	79.9
Florida, Michigan, New York, Pennsylvania, Texas	4,321	8.1	4,446	8.6
All other states	5,654	10.5	5,913	11.5
Total outside Company’s banking region	9,975	18.6	10,359	20.1
Total	$53,496	100.0%	$51,619	100.0%

TABLE 10 CREDIT CARD LOANS BY GEOGRAPHY

	2015		2014
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
California	$2,161	10.3%	$1,919	10.3%
Colorado	787	3.7	699	3.8
Illinois	1,046	5.0	922	5.0
Minnesota	1,350	6.4	1,219	6.6
Missouri	746	3.6	661	3.6
Ohio	1,238	5.9	1,109	6.0
Oregon	707	3.4	626	3.4
Washington	898	4.3	809	4.4
Wisconsin	1,050	5.0	959	5.2
Iowa, Kansas, Nebraska, North Dakota, South Dakota	996	4.7	897	4.8
Arkansas, Indiana, Kentucky, Tennessee	1,613	7.7	1,435	7.7
Idaho, Montana, Wyoming	406	1.9	363	1.9
Arizona, Nevada, New Mexico, Utah	1,031	4.9	884	4.8
Total banking region	14,029	66.8	12,502	67.5
Florida, Michigan, New York, Pennsylvania, Texas	3,600	17.1	3,153	17.0
All other states	3,383	16.1	2,860	15.5
Total outside Company’s banking region	6,983	33.2	6,013	32.5
Total	$21,012	100.0%	$18,515	100.0%

TABLE 11 OTHER RETAIL LOANS BY GEOGRAPHY

	2015		2014
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
California	$7,495	14.6%	$6,640	13.5%
Colorado	1,995	3.9	1,931	3.9
Illinois	3,000	5.8	2,808	5.7
Minnesota	3,600	7.0	3,666	7.4
Missouri	2,191	4.3	2,142	4.4
Ohio	2,740	5.4	2,626	5.3
Oregon	1,601	3.1	1,604	3.3
Washington	1,724	3.4	1,731	3.5
Wisconsin	1,651	3.2	1,729	3.5
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,318	4.5	2,329	4.7
Arkansas, Indiana, Kentucky, Tennessee	2,925	5.7	2,819	5.7
Idaho, Montana, Wyoming	963	1.9	975	2.0
Arizona, Nevada, New Mexico, Utah	2,539	5.0	2,362	4.8
Total banking region	34,742	67.8	33,362	67.7
Florida, Michigan, New York, Pennsylvania, Texas	8,858	17.3	8,328	16.9
All other states	7,606	14.9	7,574	15.4
Total outside Company’s banking region	16,464	32.2	15,902	32.3
Total	$51,206	100.0%	$49,264	100.0%

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

Loans Held for Sale Loans held for sale, consisting primarily of residential mortgages to be sold in the secondary market,

were $3.2 billion at December 31, 2015, compared with $4.8 billion at December 31, 2014. The decrease in loans held for sale was principally due to a lower level of mortgage loan closing late in 2015, compared with the same period of 2014. Almost all of the residential mortgage loans the Company originates or purchases for sale follow guidelines that allow the loans to be sold into existing, highly liquid secondary markets; in particular in government agency transactions and to government sponsored enterprises (“GSEs”).

TABLE 12 SELECTED LOAN MATURITY DISTRIBUTION

At December 31, 2015 (Dollars in Millions)	One Year or Less	Over One Through Five Years	Over Five Years	Total
Commercial	$28,529	$55,846	$4,027	$88,402
Commercial real estate	11,074	24,476	6,587	42,137
Residential mortgages	2,705	8,118	42,673	53,496
Credit card	21,012	—	—	21,012
Other retail	9,876	27,382	13,948	51,206
Covered loans	580	774	3,242	4,596
Total loans	$73,776	$116,596	$70,477	$260,849
Total of loans due after one year with
Predetermined interest rates				$82,032
Floating interest rates				$105,041

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

Investment securities totaled $105.6 billion at December 31, 2015, compared with $101.0 billion at December 31, 2014. The $4.6 billion (4.5 percent) increase reflected $5.1 billion of net investment purchases, partially offset by a $457 million unfavorable change in net unrealized gains (losses) on available-for-sale investment securities.

Average investment securities were $103.2 billion in 2015, compared with $90.3 billion in 2014. The weighted-average yield of the available-for-sale portfolio was 2.21 percent at December 31, 2015, compared with 2.32 percent at December 31, 2014. The average maturity of the available-for-sale portfolio was 4.7 years at December 31, 2015, compared with 4.3 years at December 31, 2014. The weighted-average yield of the held-to-maturity portfolio was 1.92 percent at December 31, 2015, unchanged from December 31, 2014. The average maturity of the held-to-maturity portfolio was 4.2 years at December 31, 2015, compared with 4.0 years at December 31, 2014. Investment securities by type are shown in Table 13.

The Company’s available-for-sale securities are carried at fair value with changes in fair value reflected in other comprehensive income (loss) unless a security is deemed to be other-than-temporarily impaired. At December 31, 2015, the Company’s net unrealized gains on available-for-sale securities were $180 million, compared with $637 million at December 31, 2014. The unfavorable change in net unrealized gains (losses) was primarily due to decreases in the fair value of agency mortgage-backed and state and political securities as a result of increases in interest rates. Gross unrealized losses on available-for-sale securities totaled $480 million at December 31, 2015, compared with $343 million at December 31, 2014. The Company conducts a regular assessment of its investment portfolio to determine whether any securities are other-than-temporarily impaired. When assessing unrealized losses for other-than-temporary impairment, the Company considers the nature of the investment, the financial condition of the issuer, the extent and duration of unrealized loss, expected cash flows of underlying assets and market conditions. At December 31, 2015, the Company had no plans to sell securities with unrealized losses, and believes it is more likely than not that it would not be required to sell such securities before recovery of their amortized cost.

In December 2013, U.S. banking regulators approved final rules that prohibit banks from holding certain types of investments, such as investments in hedge and certain private equity funds. The Company does not anticipate the implementation of these final rules will require any significant liquidation of securities held or impairment charges.

Refer to Notes 5 and 22 in the Notes to Consolidated Financial Statements for further information on investment securities.

TABLE 13 INVESTMENT SECURITIES

	Available-for-Sale				Held-to-Maturity
At December 31, 2015 (Dollars in Millions)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield(e)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield(e)
U.S. Treasury and Agencies
Maturing in one year or less	$476	$477	.4	2.38%	$–	$–	–	–%
Maturing after one year through five years	1,387	1,393	2.5	1.38	1,097	1,103	2.7	1.42
Maturing after five years through ten years	2,747	2,725	6.8	2.05	1,828	1,816	6.9	2.14
Maturing after ten years	1	1	11.7	4.15	–	–	–	–
Total	$4,611	$4,596	4.8	1.88%	$2,925	$2,919	5.3	1.87%
Mortgage-Backed Securities(a)
Maturing in one year or less	$360	$363	.6	2.25%	$210	$210	.7	2.08%
Maturing after one year through five years	32,988	33,030	4.1	1.92	31,258	31,130	3.7	2.07
Maturing after five years through ten years	16,468	16,466	5.7	1.44	8,933	8,962	5.5	1.44
Maturing after ten years	829	827	12.3	1.41	219	220	11.7	1.36
Total	$50,645	$50,686	4.7	1.76%	$40,620	$40,522	4.2	1.92%
Asset-Backed Securities(a)
Maturing in one year or less	$–	$–	–	–%	$–	$1	.1	1.01%
Maturing after one year through five years	194	199	3.4	3.27	6	8	3.4	1.05
Maturing after five years through ten years	354	361	5.9	2.75	3	3	6.3	1.17
Maturing after ten years	–	–	–	–	1	7	11.8	1.18
Total	$548	$560	5.0	2.94%	$10	$19	5.2	1.10%
Obligations of State and Political Subdivisions(b)(c)
Maturing in one year or less	$2,175	$2,216	.5	7.04%	$–	$–	.5	11.31%
Maturing after one year through five years	1,976	2,072	1.8	6.87	1	1	2.6	8.03
Maturing after five years through ten years	881	902	7.4	5.52	3	3	8.9	3.94
Maturing after ten years	117	126	14.5	7.15	4	4	10.5	2.32
Total	$5,149	$5,316	2.5	6.72%	$8	$8	9.1	3.49%
Other Debt Securities
Maturing in one year or less	$–	$–	–	–%	$1	$1	.6	1.64%
Maturing after one year through five years	–	–	–	–	26	24	3.8	1.27
Maturing after five years through ten years	–	–	–	–	–	–	–	–
Maturing after ten years	677	610	17.6	2.61	–	–	–	–
Total	$677	$610	17.6	2.61%	$27	$25	3.6	1.28%
Other Investments	$187	$229	22.9	4.59%	$–	$–	–	–%
Total investment securities(d)	$61,817	$61,997	4.7	2.21%	$43,590	$43,493	4.2	1.92%
(a)	Information related to asset and mortgage-backed securities included above is presented based upon weighted-average maturities anticipating future prepayments.
(b)	Information related to obligations of state and political subdivisions is presented based upon yield to first optional call date if the security is purchased at a premium, yield to maturity if purchased at par or a discount.
(c)	Maturity calculations for obligations of state and political subdivisions are based on the first optional call date for securities with a fair value above par and contractual maturity for securities with a fair value equal to or below par.
(d)	The weighted-average maturity of the available-for-sale investment securities was 4.3 years at December 31, 2014, with a corresponding weighted-average yield of 2.32 percent. The weighted-average maturity of the held-to-maturity investment securities was 4.0 years at December 31, 2014, with a corresponding weighted-average yield of 1.92 percent.
(e)	Average yields are presented on a fully-taxable equivalent basis under a tax rate of 35 percent. Yields on available-for-sale and held-to-maturity investment securities are computed based on amortized cost balances, excluding any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity. Average yield and maturity calculations exclude equity securities that have no stated yield or maturity.

	2015		2014
At December 31 (Dollars in Millions)	Amortized Cost	Percent of Total	Amortized Cost	Percent of Total
U.S. Treasury and agencies	$7,536	7.2%	$5,339	5.3%
Mortgage-backed securities	91,265	86.6	87,645	87.3
Asset-backed securities	558	.5	638	.6
Obligations of state and political subdivisions	5,157	4.9	5,613	5.6
Other debt securities and investments	891	.8	1,171	1.2
Total investment securities	$105,407	100.0%	$100,406	100.0%

TABLE 14 DEPOSITS

The composition of deposits was as follows:

	2015		2014		2013		2012		2011
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Noninterest-bearing deposits	$83,766	27.9%	$77,323	27.3%	$76,941	29.4%	$74,172	29.8%	$68,579	29.7%
Interest-bearing deposits
Interest checking	59,169	19.7	55,058	19.5	52,140	19.9	50,430	20.2	45,933	19.9
Money market savings	86,159	28.7	76,536	27.1	59,772	22.8	50,987	20.5	45,854	19.9
Savings accounts	38,468	12.8	35,249	12.4	32,469	12.4	30,811	12.4	28,018	12.1
Total of savings deposits	183,796	61.2	166,843	59.0	144,381	55.1	132,228	53.1	119,805	51.9
Time deposits less than $100,000	9,050	3.0	10,609	3.8	11,784	4.5	13,744	5.5	14,952	6.5
Time deposits greater than $100,000
Domestic	7,272	2.4	10,636	3.8	9,527	3.6	12,148	4.8	12,583	5.4
Foreign	16,516	5.5	17,322	6.1	19,490	7.4	16,891	6.8	14,966	6.5
Total interest-bearing deposits	216,634	72.1	205,410	72.7	185,182	70.6	175,011	70.2	162,306	70.3
Total deposits	$300,400	100.0%	$282,733	100.0%	$262,123	100.0%	$249,183	100.0%	$230,885	100.0%

The maturity of time deposits was as follows:

	Time Deposits Less Than $100,000	Time Deposits Greater Than $100,000
At December 31, 2015 (Dollars in Millions)		Domestic	Foreign	Total
Three months or less	$1,324	$1,791	$16,478	$19,593
Three months through six months	1,087	668	19	1,774
Six months through one year	2,298	1,474	19	3,791
2017	2,018	1,584	—	3,602
2018	994	586	—	1,580
2019	742	535	—	1,277
2020	585	633	—	1,218
Thereafter	2	1	—	3
Total	$9,050	$7,272	$16,516	$32,838

Deposits Total deposits were $300.4 billion at December 31, 2015, compared with $282.7 billion at December 31, 2014. The $17.7 billion (6.2 percent) increase in total deposits reflected growth in total savings and noninterest-bearing deposits, partially offset by a decrease in time deposits. Average total deposits in 2015 increased $20.5 billion (7.7 percent) over 2014 due to increases in total savings deposits and noninterest-bearing deposits, including those obtained in the Charter One branch acquisitions, partially offset by a decrease in time deposits.

Noninterest-bearing deposits at December 31, 2015, increased $6.4 billion (8.3 percent) over December 31, 2014, primarily due to higher Wholesale Banking and Commercial Real Estate, Consumer and Small Business Banking, and corporate trust balances. Average noninterest-bearing deposits increased $5.7 billion (7.8 percent) in 2015, compared with 2014, reflecting growth in Consumer and Small Business Banking and Wholesale Banking and Commercial Real Estate, as well as the impact of the Charter One branch acquisitions.

Interest-bearing savings deposits increased $17.0 billion (10.2 percent) at December 31, 2015, compared with

December 31, 2014. The increase was related to higher money market, interest checking and savings account balances. Money market deposit balances increased $9.6 billion (12.6 percent) at December 31, 2015, compared with December 31, 2014, primarily due to higher Wholesale Banking and Commercial Real Estate, and broker-dealer balances. Interest checking balances increased $4.1 billion (7.5 percent) primarily due to higher Consumer and Small Business Banking, and corporate trust balances, partially offset by lower broker-dealer balances. Savings account balances increased $3.2 billion (9.1 percent), primarily due to higher Consumer and Small Business Banking balances. Average interest-bearing savings deposits in 2015 increased $21.0 billion (13.8 percent), compared with 2014, reflecting growth in Consumer and Small Business Banking, Wholesale Banking and Commercial Real Estate and Wealth Management and Securities Services balances, as well as the impact of the Charter One branch acquisitions.

Interest-bearing time deposits at December 31, 2015, decreased $5.7 billion (14.9 percent), compared with December 31, 2014. Average time deposits decreased $6.2 billion (14.9 percent) in 2015, compared with 2014. Changes in time deposits are largely related to those deposits managed as an alternative to other wholesale funding sources, based largely on funding needs and relative pricing.

Borrowings The Company utilizes both short-term and long-term borrowings as part of its asset/liability management and funding strategies. Short-term borrowings, which include federal funds purchased, commercial paper, repurchase agreements, borrowings secured by high-grade assets and other short-term borrowings, were $27.9 billion at December 31, 2015, compared with $29.9 billion at December 31, 2014. The $2.0 billion (6.7 percent) decrease in short-term borrowings was primarily due to decreases in other short-term borrowings balances.

Long-term debt was $32.1 billion at December 31, 2015, compared with $32.3 billion at December 31, 2014. The $182 million (0.6 percent) decrease reflected $1.4 billion of bank note repayments, and $3.1 billion of medium-term note and subordinated note maturities, partially offset by the issuances of $2.4 billion of bank notes and a $1.7 billion increase in Federal Home Loan Bank (“FHLB”) advances.

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

The Company’s most prominent risk exposures are credit, interest rate, market, liquidity, operational, compliance,

strategic, and reputational. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan, investment or derivative contract when it is due. Interest rate risk is the potential reduction of net interest income or market valuations as a result of changes in interest rates. Market risk arises from fluctuations in interest rates, foreign exchange rates, and security prices that may result in changes in the values of financial instruments, such as trading and available-for-sale securities, mortgage loans held for sale (“MLHFS”), MSRs and derivatives that are accounted for on a fair value basis. Liquidity risk is the possible inability to fund obligations or new business at a reasonable cost and in a timely manner. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people, or systems, or from external events, including the risk of loss resulting from breaches in data security. Operational risk can also include failures by third parties with which the Company does business. Compliance risk is the risk of loss arising from violations of, or nonconformance with, laws, rules, regulations, prescribed practices, internal policies, and procedures, or ethical standards, potentially exposing the Company to fines, civil money penalties, payment of damages, and the voiding of contracts. Compliance risk also arises in situations where the laws or rules governing certain Company products or activities of the Company’s customers may be ambiguous or untested. Strategic risk is the risk to earnings or capital arising from adverse business decisions or improper implementation of those decisions. Reputational risk is the risk to current or anticipated earnings, capital, or franchise or enterprise value arising from negative public opinion. This risk may impair the Company’s competitiveness by affecting its ability to establish new relationships or services, or continue serving existing relationships. In addition to the risks identified above, other risk factors exist that may impact the Company. Refer to “Risk Factors” beginning on page 156, for a detailed discussion of these factors.

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

Management provides various risk reports to the Risk Management Committee of the Board of Directors. The Risk Management Committee discusses with management the Company’s risk management performance, and provides a summary of key risks to the entire Board of Directors, covering the status of existing matters, areas of potential future concern, and specific information on certain types of loss events. The Risk Management Committee considers quarterly reports by management assessing the Company’s performance relative to the risk appetite statements and the associated risk limits, including:

–	Qualitative considerations, such as the macroeconomic environment, regulatory and compliance changes, litigation developments, and technology and cybersecurity;

–	Capital ratios and projections, including regulatory measures and stressed scenarios;

–	Credit measures, including adversely rated and nonperforming loans, leveraged transactions, credit concentrations and lending limits;

–	Interest rate and market risk, including market value and net income simulation, and trading-related Value at Risk;

–	Liquidity risk, including funding projections under various stressed scenarios;

–	Operational and compliance risk, including losses stemming from events such as fraud, processing errors, control breaches, breaches in data security, or adverse business decisions, as well as reporting on technology performance, and various legal and regulatory compliance measures; and

–	Reputational and strategic risk considerations, impacts and responses.

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

The consumer lending segment represents loans and leases made to consumer customers including residential mortgages, credit card loans, and other retail loans such as revolving consumer lines, auto loans and leases, student loans, and home equity loans and lines. Home equity or second mortgage loans are junior lien closed-end accounts fully disbursed at origination. These loans typically are fixed rate loans, secured by residential real estate, with a 10- or 15-year fixed payment amortization schedule. Home equity lines are revolving accounts giving the borrower the ability to draw and repay balances repeatedly, up to a maximum commitment, and are secured by residential real estate. These include accounts in either a first or junior lien position. Typical terms on home equity lines in the portfolio are variable rates benchmarked to the prime rate, with a 10- or 15-year draw period during which a minimum payment is equivalent to the monthly interest, followed by a 20- or 10-year amortization period, respectively. At December 31, 2015, substantially all of the Company’s home equity lines were in the draw period. Approximately $920 million, or 6 percent, of the outstanding home equity line balances at December 31, 2015, will enter the amortization period within the next 36 months. Key risk characteristics relevant to consumer lending segment loans primarily relate to the borrowers’ capacity and willingness to repay and include unemployment rates and other economic factors, customer payment history and in some cases, updated LTV information on real estate based loans. These risk characteristics, among others, are reflected in forecasts of delinquency levels, bankruptcies and losses which are the primary factors in determining the allowance for credit losses for the consumer lending segment.

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

Economic and Other Factors In evaluating its credit risk, the Company considers changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), collateral values, trends in loan performance and macroeconomic factors, such as changes in unemployment rates, gross domestic product and consumer bankruptcy filings.

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

Although economic conditions generally have stabilized from the dramatic downturn experienced in 2008 and 2009, and employment levels, median home prices and the financial markets have slowly improved, business activities across certain industries and regions continue to face challenges due to slow global economic growth. If commodity prices inclusive of energy, remain depressed for an extended period of time, the industry and the overall economy could be negatively impacted.

Credit costs peaked for the Company in late 2009 and have trended downward thereafter. The provision for credit losses was lower than net charge-offs by $40 million in 2015, $105 million in 2014 and $125 million in 2013. The $97 million (7.9 percent) decrease in the provision for credit losses in 2015, compared with 2014, reflected improving credit trends and the underlying risk profile of the loan portfolio as economic conditions continued to slowly improve throughout 2015, partially offset by portfolio growth and deterioration in certain loans to customers in energy-related businesses.

Credit Diversification The Company manages its credit risk, in part, through diversification of its loan portfolio and limit setting by product type criteria and concentrations. As part of its normal business activities, the Company offers a broad array of traditional commercial lending products and specialized products such as asset-based lending, commercial lease financing, agricultural credit, warehouse mortgage lending, small business lending, commercial real estate, health care and correspondent banking. The Company also offers an array of consumer lending products, including residential mortgages, credit card loans, auto loans, retail leases, home equity, revolving credit and other consumer loans. These consumer lending products are primarily offered through the branch office network, home mortgage and loan production offices and indirect distribution channels, such as auto dealers. The Company monitors and manages the portfolio diversification by industry, customer and geography. Table 6 provides information with respect to the overall product diversification and changes in the mix during 2015.

The commercial loan class is diversified among various industries with somewhat higher concentrations in manufacturing, finance and insurance, wholesale trade, and real estate, rental and leasing. Additionally, the commercial loan class is diversified across the Company’s geographical markets with 64.3 percent of total commercial loans within the Company’s Consumer and Small Business Banking region. Credit relationships outside of the Company’s Consumer and Small Business Banking region relate to the corporate banking, mortgage banking, auto dealer and leasing businesses, focusing on large national customers and specifically targeted industries. Loans to mortgage banking customers are primarily warehouse lines which are collateralized with the underlying mortgages. The Company regularly monitors its mortgage collateral position to manage its risk exposure. Table 7 provides a summary of significant industry groups and geographical locations of commercial loans outstanding at December 31, 2015 and 2014. At December 31, 2015, approximately $3.2 billion of the commercial loans outstanding were to customers in energy-related businesses, compared with $3.1 billion at December 31, 2014. The decline in energy prices over the past year has resulted in deterioration of a portion of these loans; however, the impact of this deterioration was not significant to the Company during 2015. A further decline in energy prices, or if prices remain at current levels for an extended period of time, could result in an increase in the Company’s loan charge-offs and provision for credit losses.

The commercial real estate loan class reflects the Company’s focus on serving business owners within its geographic footprint as well as regional and national investment-based real estate owners and builders. Within the commercial real estate loan class, different property types have varying degrees of credit risk. Table 8 provides a summary of the significant property types and geographical locations of commercial real estate loans outstanding at December 31, 2015 and 2014. At December 31, 2015, approximately 26.6 percent of the commercial real estate loans represented business owner-occupied properties that tend to exhibit less credit risk than non owner-occupied properties. The investment-based real estate mortgages are diversified among various property types with somewhat higher concentrations in multi-family, office and retail properties. From a geographical perspective, the Company’s commercial real estate loan class is generally well diversified. However, at December 31, 2015, 24.8 percent of the Company’s commercial real estate loans were secured by collateral in California, which has historically experienced higher delinquency levels and credit quality deterioration in recessionary periods due to excess inventory levels and declining valuations. Included in commercial real estate at year-end 2015 was approximately $681 million in loans related to land held for development and $676 million of loans related to residential and commercial acquisition and development properties. These loans are subject to quarterly monitoring for changes in local market conditions due to a higher credit risk profile. The commercial real estate loan class is diversified across the Company’s geographical markets with 83.4 percent of total commercial real estate loans outstanding at December 31, 2015, within the Company’s Consumer and Small Business Banking region.

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

The Company estimates updated LTV information on its outstanding residential mortgages quarterly, based on a method that combines automated valuation model updates and relevant home price indices. LTV is the ratio of the loan’s outstanding principal balance to the current estimate of property value. For home equity and second mortgages, combined loan-to-value (“CLTV”) is the combination of the first mortgage original principal balance and the second lien outstanding principal balance, relative to the current estimate of property value. Certain loans do not have a LTV or CLTV, primarily due to lack of availability of relevant automated valuation model and/or home price indices values, or lack of necessary valuation data on acquired loans.

The following tables provide summary information for the LTVs of residential mortgages and home equity and second mortgages by borrower type at December 31, 2015:

Residential mortgages (Dollars in Millions)	Interest Only	Amortizing	Total	Percent of Total
Prime Borrowers
Less than or equal to 80%	$1,697	$40,278	$41,975	89.3%
Over 80% through 90%	58	2,743	2,801	6.0
Over 90% through 100%	31	956	987	2.1
Over 100%	41	1,065	1,106	2.4
No LTV available	2	118	120	.2

Total	$1,829	$45,160	$46,989	100.0%
Sub-Prime Borrowers
Less than or equal to 80%	$–	$603	$603	56.3%
Over 80% through 90%	–	173	173	16.1
Over 90% through 100%	–	133	133	12.4
Over 100%	–	161	161	15.0
No LTV available	–	2	2	.2

Total	$–	$1,072	$1,072	100.0%
Other Borrowers
Less than or equal to 80%	$2	$387	$389	62.2%
Over 80% through 90%	–	88	88	14.1
Over 90% through 100%	–	46	46	7.4
Over 100%	–	102	102	16.3
No LTV available	–	–	–	–

Total	$2	$623	$625	100.0%
Loans Purchased From GNMA Mortgage Pools(a)	$–	$4,810	$4,810	100.0%
Total
Less than or equal to 80%	$1,699	$41,268	$42,967	80.3%
Over 80% through 90%	58	3,004	3,062	5.7
Over 90% through 100%	31	1,135	1,166	2.2
Over 100%	41	1,328	1,369	2.6
No LTV available	2	120	122	.2
Loans purchased from GNMA mortgage pools(a)	–	4,810	4,810	9.0

Total	$1,831	$51,665	$53,496	100.0%
(a)	Represents loans purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose payments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.

Home equity and second mortgages (Dollars in Millions)	Lines	Loans	Total	Percent of Total
Prime Borrowers
Less than or equal to 80%	$10,861	$538	$11,399	72.2%
Over 80% through 90%	2,191	364	2,555	16.2
Over 90% through 100%	804	116	920	5.8
Over 100%	691	121	812	5.2
No LTV/CLTV available	64	32	96	.6

Total	$14,611	$1,171	$15,782	100.0%
Sub-Prime Borrowers
Less than or equal to 80%	$39	$26	$65	33.3%
Over 80% through 90%	10	19	29	14.9
Over 90% through 100%	8	21	29	14.9
Over 100%	17	54	71	36.4
No LTV/CLTV available	–	1	1	.5

Total	$74	$121	$195	100.0%
Other Borrowers
Less than or equal to 80%	$242	$12	$254	62.4%
Over 80% through 90%	36	3	39	9.6
Over 90% through 100%	11	1	12	2.9
Over 100%	9	2	11	2.7
No LTV/CLTV available	91	–	91	22.4

Total	$389	$18	$407	100.0%
Total
Less than or equal to 80%	$11,142	$576	$11,718	71.5%
Over 80% through 90%	2,237	386	2,623	16.0
Over 90% through 100%	823	138	961	5.9
Over 100%	717	177	894	5.5
No LTV/CLTV available	155	33	188	1.1

Total	$15,074	$1,310	$16,384	100.0%

At December 31, 2015, approximately $1.1 billion of residential mortgages were to customers that may be defined as sub-prime borrowers based on credit scores from independent agencies at loan origination, compared with $1.2 billion at December 31, 2014. In addition to residential mortgages, at December 31, 2015, $195 million of home equity and second mortgage loans were to customers that may be defined as sub-prime borrowers, compared with $238 million at December 31, 2014. The total amount of consumer lending segment residential mortgage, home equity and second mortgage loans to customers that may be defined as sub-prime borrowers represented only 0.3 percent of total assets at December 31, 2015, compared with 0.4 percent at December 31, 2014. The Company considers sub-prime loans to be those made to borrowers with a risk of default significantly higher than those approved for prime lending programs, as reflected in credit scores obtained from independent agencies at loan origination, in addition to other credit underwriting criteria. Sub-prime portfolios include only loans originated according to the Company’s underwriting programs specifically designed to serve customers with weakened credit histories. The sub-prime designation indicators have been and will continue to be subject to re-evaluation over time as borrower characteristics, payment performance and economic conditions change. The sub-prime loans originated during periods from June 2009 and after are with borrowers who met the Company’s program guidelines and have a credit score that generally is at or below a threshold of 620 to 650 depending on the program. Sub-prime loans originated during periods prior to June 2009 were based upon program level guidelines without regard to credit score.

Home equity and second mortgages were $16.4 billion at December 31, 2015, compared with $15.9 billion at December 31, 2014, and included $5.0 billion of home equity lines in a first lien position and $11.4 billion of home equity and second mortgage loans and lines in a junior lien position. Loans and lines in a junior lien position at December 31, 2015, included approximately $4.5 billion of loans and lines for which the Company also serviced the related first lien loan, and approximately $6.9 billion where the Company did not service the related first lien loan. The Company was able to determine the status of the related first liens using information the Company has as the servicer of the first lien or information reported on customer credit bureau files. The Company also evaluates other indicators of credit risk for these junior lien loans and lines including delinquency, estimated average CLTV ratios and updated weighted-average credit scores in making its assessment of credit risk, related loss estimates and determining the allowance for credit losses.

The following table provides a summary of delinquency statistics and other credit quality indicators for the Company’s junior lien positions at December 31, 2015:

	Junior Liens Behind
(Dollars in Millions)	Company Owned or Serviced First Lien	Third Party First Lien	Total
Total	$4,480	$6,872	$11,352
Percent 30-89 days past due	.29%	.43%	.37%
Percent 90 days or more past due	.06%	.08%	.07%
Weighted-average CLTV	74%	71%	72%
Weighted-average credit score	773	766	769

See the Analysis and Determination of the Allowance for Credit Losses section for additional information on how the Company determines the allowance for credit losses for loans in a junior lien position.

Credit card and other retail loans principally reflect the Company’s focus on consumers within its geographical footprint of branches and certain niche lending activities that are nationally focused. Approximately 71.1 percent of the Company’s credit card balances at December 31, 2015 relate to cards originated through the Company’s branches or co-branded, travel and affinity programs that generally experience better credit quality performance than portfolios generated through other channels.

Tables 9, 10 and 11 provide a geographical summary of the residential mortgage, credit card and other retail loan portfolios, respectively.

Covered assets were acquired by the Company in FDIC-assisted transactions and include loans with characteristics indicative of a high credit risk profile, including a substantial concentration in California and loans with negative-amortization payment options. Because these loans are covered under loss sharing agreements with the FDIC, the Company’s financial exposure to losses from these assets is substantially reduced. To the extent actual losses exceed the Company’s estimates at acquisition, the Company’s financial risk would only be its share of those losses under the loss sharing agreements. As of December 31, 2015, the loss share coverage provided by the FDIC has expired on all previously covered assets, except for residential mortgages and home equity and second mortgage loans that remain covered under loss sharing agreements with remaining terms of up to four years.

  TABLE 15   DELINQUENT LOAN RATIOS AS A PERCENT OF ENDING LOAN BALANCES

At December 31, 90 days or more past due excluding nonperforming loans	2015	2014	2013	2012	2011
Commercial
Commercial	.06%	.05%	.08%	.10%	.09%
Lease financing	–	–	–	–	–

Total commercial	.05	.05	.08	.09	.08
Commercial Real Estate
Commercial mortgages	–	.02	.02	.02	.02
Construction and development	.13	.14	.30	.02	.13

Total commercial real estate	.03	.05	.07	.02	.04
Residential Mortgages(a)	.33	.40	.65	.64	.98
Credit Card	1.09	1.13	1.17	1.27	1.36
Other Retail
Retail leasing	.02	.02	–	.02	.02
Home equity and second mortgages	.25	.26	.32	.30	.73
Other	.11	.12	.14	.17	.20

Total other retail (b)	.15	.15	.18	.20	.38

Total loans, excluding covered loans	.21	.23	.31	.31	.43
Covered Loans	6.31	7.48	5.63	5.86	6.15

Total loans	.32%	.38%	.51%	.59%	.84%

At December 31, 90 days or more past due including nonperforming loans	2015	2014	2013	2012	2011
Commercial	.25%	.19%	.27%	.27%	.63%
Commercial real estate	.33	.65	.83	1.50	2.55
Residential mortgages(a)	1.66	2.07	2.16	2.14	2.73
Credit card	1.13	1.30	1.60	2.12	2.65
Other retail(b)	.46	.53	.58	.66	.52

Total loans, excluding covered loans	.67	.83	.97	1.11	1.54
Covered loans	6.48	7.74	7.13	9.28	12.42

Total loans	.78%	.97%	1.19%	1.52%	2.30%
(a)	Delinquent loan ratios exclude $2.9 billion, $3.1 billion, $3.7 billion, $3.2 billion, and $2.6 billion at December 31, 2015, 2014, 2013, 2012, and 2011, respectively, of loans purchased from GNMA mortgage pools whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. Including these loans, the ratio of residential mortgages 90 days or more past due including all nonperforming loans was 7.15 percent, 8.02 percent, 9.34 percent, 9.45 percent, and 9.84 percent at December 31, 2015, 2014, 2013, 2012, and 2011, respectively.
(b)	Delinquent loan ratios exclude student loans that are guaranteed by the federal government. Including these loans, the ratio of total other retail loans 90 days or more past due including all nonperforming loans was ..75 percent, .84 percent, .93 percent, 1.08 percent, and .99 percent at December 31, 2015, 2014, 2013, 2012, and 2011, respectively.

Loan Delinquencies Trends in delinquency ratios are an indicator, among other considerations, of credit risk within the Company’s loan portfolios. The entire balance of an account is considered delinquent if the minimum payment contractually required to be made is not received by the specified date on the billing statement. The Company measures delinquencies, both including and excluding nonperforming loans, to enable comparability with other companies. Delinquent loans purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs, as well as student loans guaranteed by the federal government, are excluded from delinquency statistics. In addition, in certain situations, a consumer lending customer’s account may be re-aged to remove it from delinquent status. Generally, the purpose of re-aging accounts is to assist customers who have recently overcome temporary financial difficulties, and have demonstrated both the ability and willingness to resume regular payments. To qualify for re-aging, the account must have been open for at least nine months and cannot have been re-aged during the preceding 365 days. An account may not be re-aged more than two times in a five-year period. To qualify for re-aging, the customer must also have made three regular minimum monthly payments within the last 90 days. In addition, the Company may re-age the consumer lending account of a customer who has experienced longer-term financial difficulties and apply modified, concessionary terms and conditions to the account. Such additional re-ages are limited to one in a five-year period and must meet the qualifications for re-aging described above. All re-aging strategies must be independently approved by the Company’s risk management department. Commercial lending loans are generally not subject to re-aging policies.

Accruing loans 90 days or more past due totaled $831 million ($541 million excluding covered loans) at December 31, 2015, compared with $945 million ($550 million excluding covered loans) at December 31, 2014, and $1.2 billion ($713 million excluding covered loans) at December 31, 2013. Accruing loans 90 days or more past due are not included in nonperforming assets and continue to accrue interest because they are adequately secured by collateral, are in the process of collection and are reasonably expected to result in repayment or restoration to current status, or are managed in homogeneous portfolios with specified charge-off timeframes adhering to regulatory guidelines. The ratio of accruing loans 90 days or more past due to total loans was 0.32 percent (0.21 percent excluding covered loans) at December 31, 2015, compared with 0.38 percent (0.23 percent excluding covered loans) at December 31, 2014, and 0.51 percent (0.31 percent excluding covered loans) at December 31, 2013.

The following table provides summary delinquency information for residential mortgages, credit card and other retail loans included in the consumer lending segment:

	Amount		As a Percent of Ending Loan Balances
At December 31 (Dollars in Millions)	2015	2014	2015	2014
Residential Mortgages(a)
30-89 days	$170	$221	.32%	.43%
90 days or more	176	204	.33	.40
Nonperforming	712	864	1.33	1.67
Total	$1,058	$1,289	1.98%	2.50%

Credit Card
30-89 days	$243	$229	1.15%	1.24%
90 days or more	228	210	1.09	1.13
Nonperforming	9	30	.04	.16
Total	$480	$469	2.28%	2.53%

Other Retail
Retail Leasing
30-89 days	$11	$11	.21%	.18%
90 days or more	1	1	.02	.02
Nonperforming	3	1	.06	.02
Total	$15	$13	.29%	.22%
Home Equity and Second Mortgages
30-89 days	$59	$85	.36%	.54%
90 days or more	41	42	.25	.26
Nonperforming	136	170	.83	1.07
Total	$236	$297	1.44%	1.87%
Other(b)
30-89 days	$154	$142	.52%	.51%
90 days or more	33	32	.11	.12
Nonperforming	23	16	.08	.06
Total	$210	$190	.71%	.69%
(a)	Excludes $320 million of loans 30-89 days past due and $2.9 billion of loans 90 days or more past due at December 31, 2015, purchased from GNMA mortgage pools that continue to accrue interest, compared with $431 million and $3.1 billion at December 31, 2014, respectively.
(b)	Includes revolving credit, installment, automobile and student loans.

The following tables provide further information on residential mortgages and home equity and second mortgages as a percent of ending loan balances by borrower type at December 31:

Residential mortgages (a)	2015	2014
Prime Borrowers
30-89 days	.25%	.33%
90 days or more	.30	.35
Nonperforming	1.12	1.42
Total	1.67%	2.10%
Sub-Prime Borrowers
30-89 days	3.92%	5.12%
90 days or more	2.52	3.41
Nonperforming	15.30	16.73
Total	21.74%	25.26%
Other Borrowers
30-89 days	1.60%	1.37%
90 days or more	1.12	1.13
Nonperforming	4.00	3.50
Total	6.72%	6.00%
(a)	Excludes delinquent and nonperforming information on loans purchased from GNMA mortgage pools as their repayments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.

Home equity and second mortgages	2015	2014
Prime Borrowers
30-89 days	.31%	.47%
90 days or more	.23	.24
Nonperforming	.74	.95
Total	1.28%	1.66%
Sub-Prime Borrowers
30-89 days	2.56%	3.36%
90 days or more	1.03	1.26
Nonperforming	4.62	5.88
Total	8.21%	10.50%
Other Borrowers
30-89 days	1.23%	1.18%
90 days or more	.74	.40
Nonperforming	2.45	2.36
Total	4.42%	3.94%

The following table provides summary delinquency information for covered loans:

At December 31 (Dollars in Millions)	Amount		As a Percent of Ending Loan Balances
	2015	2014	2015	2014
30-89 days	$62	$68	1.35%	1.28%
90 days or more	290	395	6.31	7.48
Nonperforming	8	14	.17	.27
Total	$360	$477	7.83%	9.03%

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

Troubled Debt Restructurings Concessionary modifications are classified as TDRs unless the modification results in only an insignificant delay in the payments to be received. TDRs accrue interest if the borrower complies with the revised terms and conditions and has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles, which is generally six months or greater. At December 31, 2015, performing TDRs were $4.7 billion, compared with $5.1 billion, $6.0 billion, $5.6 billion and $4.9 billion at December 31, 2014, 2013, 2012 and 2011, respectively. Loans classified as TDRs are considered impaired loans for reporting and measurement purposes.

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

Modifications to covered loans in the covered segment are similar in nature to that described above for non-covered loans, and the evaluation and determination of TDR status is similar, except that acquired loans restructured after acquisition are not considered TDRs for purposes of the Company’s accounting and disclosure if the loans evidenced credit deterioration as of the acquisition date and are accounted for in pools. Losses associated with modifications on covered loans, including the economic impact of interest rate reductions, are generally eligible for reimbursement under the loss sharing agreements.

The following table provides a summary of TDRs by loan class, including the delinquency status for TDRs that continue to accrue interest and TDRs included in nonperforming assets:

		As a Percent of Performing TDRs
At December 31, 2015 (Dollars in Millions)	Performing TDRs	30-89 Days Past Due	90 Days or More Past Due	Nonperforming TDRs		Total TDRs
Commercial	$346	2.5%	.9%	$89	(a)	$435
Commercial real estate	209	3.7	3.5	61	(b)	270
Residential mortgages	1,863	3.3	3.6	465		2,328	(d)
Credit card	201	10.2	6.1	9	(c)	210
Other retail	147	4.6	4.4	64	(c)	211	(e)
TDRs, excluding GNMA and covered loans	2,766	3.8	3.5	688		3,454
Loans purchased from GNMA mortgage pools	1,913	5.2	67.8	—		1,913	(f)
Covered loans	31	.6	5.7	4		35
Total	$4,710	4.3%	29.6%	$692		$5,402
(a)	Primarily represents loans less than six months from the modification date that have not met the performance period required to return to accrual status (generally six months) and small business credit cards with a modified rate equal to 0 percent.
(b)	Primarily represents loans less than six months from the modification date that have not met the performance period required to return to accrual status (generally six months).
(c)	Primarily represents loans with a modified rate equal to 0 percent.
(d)	Includes $299 million of residential mortgage loans to borrowers that have had debt discharged through bankruptcy and $77 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.
(e)	Includes $104 million of other retail loans to borrowers that have had debt discharged through bankruptcy and $19 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.
(f)	Includes $460 million of Federal Housing Administration and Department of Veterans Affairs residential mortgage loans to borrowers that have had debt discharged through bankruptcy and $668 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.

Short-term Modifications The Company makes short-term modifications that it does not consider to be TDRs, in limited circumstances, to assist borrowers experiencing temporary hardships. Consumer lending programs include payment reductions, deferrals of up to three past due payments, and the ability to return to current status if the borrower makes required payments. The Company may also make short-term modifications to commercial lending loans, with the most common modification being an extension of the maturity date of three months or less. Such extensions generally are used when the maturity date is imminent and the borrower is experiencing some level of financial stress, but the Company believes the borrower will pay all contractual amounts owed. Short-term modifications were not material at December 31, 2015.

Nonperforming Assets The level of nonperforming assets represents another indicator of the potential for future credit losses. Nonperforming assets include nonaccrual loans, restructured loans not performing in accordance with modified terms and not accruing interest, restructured loans that have not met the performance period required to return to accrual status, other real estate owned (“OREO”) and other nonperforming assets owned by the Company. Nonperforming assets are generally either originated by the Company or acquired under FDIC loss sharing agreements that substantially reduce the risk of credit losses to the Company. Interest payments collected from assets on nonaccrual status are generally applied against the principal balance and not recorded as income. However, interest income may be recognized for interest payments if the remaining carrying amount of the loan is believed to be collectible.

At December 31, 2015, total nonperforming assets were $1.5 billion, compared with $1.8 billion at December 31, 2014 and $2.0 billion at December 31, 2013. The $285 million (15.8 percent) decrease in nonperforming assets, from December 31, 2014 to December 31, 2015, was primarily driven by reductions in the commercial real estate loans, residential mortgages and home equity and second mortgage balances, as economic conditions continued to slowly improve during 2015. Nonperforming covered assets at December 31, 2015 were $40 million, compared with $51 million at December 31, 2014 and $224 million at December 31, 2013. The ratio of total nonperforming assets to total loans and other real estate was 0.58 percent at December 31, 2015, compared with 0.73 percent at December 31, 2014, and 0.86 percent at December 31, 2013.

OREO, excluding covered assets, was $280 million at December 31, 2015, compared with $288 million at December 31, 2014 and $327 million at December 31, 2013, and was related to foreclosed properties that previously secured loan balances. These balances exclude foreclosed GNMA loans whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.

TABLE 16 NONPERFORMING ASSETS (a)

At December 31 (Dollars in Millions)	2015	2014	2013	2012	2011
Commercial
Commercial	$160	$99	$122	$107	$280
Lease financing	14	13	12	16	32
Total commercial	174	112	134	123	312
Commercial Real Estate
Commercial mortgages	92	175	182	308	354
Construction and development	35	84	121	238	545
Total commercial real estate	127	259	303	546	899
Residential Mortgages(b)	712	864	770	661	650
Credit Card	9	30	78	146	224
Other Retail
Retail leasing	3	1	1	1	–
Home equity and second mortgages	136	170	167	189	40
Other	23	16	23	27	27
Total other retail	162	187	191	217	67
Total nonperforming loans, excluding covered loans	1,184	1,452	1,476	1,693	2,152
Covered Loans	8	14	127	386	926
Total nonperforming loans	1,192	1,466	1,603	2,079	3,078
Other Real Estate(c)(d)	280	288	327	381	404
Covered Other Real Estate(d)	32	37	97	197	274
Other Assets	19	17	10	14	18
Total nonperforming assets	$1,523	$1,808	$2,037	$2,671	$3,774
Total nonperforming assets, excluding covered assets	$1,483	$1,757	$1,813	$2,088	$2,574
Excluding covered assets
Accruing loans 90 days or more past due(b)	$541	$550	$713	$660	$843
Nonperforming loans to total loans	.46%	.60%	.65%	.80%	1.10%
Nonperforming assets to total loans plus other real estate(c)	.58%	.72%	.80%	.98%	1.32%
Including covered assets
Accruing loans 90 days or more past due(b)	$831	$945	$1,189	$1,323	$1,753
Nonperforming loans to total loans	.46%	.59%	.68%	.93%	1.47%
Nonperforming assets to total loans plus other real estate(c)	.58%	.73%	.86%	1.19%	1.79%

CHANGES IN NONPERFORMING ASSETS

(Dollars in Millions)	Commercial and Commercial Real Estate	Residential Mortgages, Credit Card and Other Retail	Covered Assets	Total
Balance December 31, 2014	$431	$1,326	$51	$1,808
Additions to nonperforming assets
New nonaccrual loans and foreclosed properties	394	500	24	918
Advances on loans	54	–	–	54
Total additions	448	500	24	972
Reductions in nonperforming assets
Paydowns, payoffs	(271)	(275)	(8)	(554)
Net sales	(53)	(129)	(25)	(207)
Return to performing status	(6)	(171)	(1)	(178)
Charge-offs(e)	(213)	(104)	(1)	(318)
Total reductions	(543)	(679)	(35)	(1,257)
Net additions to (reductions in) nonperforming assets	(95)	(179)	(11)	(285)
Balance December 31, 2015	$336	$1,147	$40	$1,523
(a)	Throughout this document, nonperforming assets and related ratios do not include accruing loans 90 days or more past due.
(b)	Excludes $2.9 billion, $3.1 billion, $3.7 billion, $3.2 billion and $2.6 billion at December 31, 2015, 2014, 2013, 2012 and 2011, respectively, of loans purchased from GNMA mortgage pools that are 90 days or more past due that continue to accrue interest, as their repayments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.
(c)	Foreclosed GNMA loans of $535 million, $641 million, $527 million, $548 million and $692 million at December 31, 2015, 2014, 2013, 2012 and 2011, respectively, continue to accrue interest and are recorded as other assets and excluded from nonperforming assets because they are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.
(d)	Includes equity investments in entities whose principal assets are other real estate owned.
(e)	Charge-offs exclude actions for certain card products and loan sales that were not classified as nonperforming at the time the charge-off occurred.

The following table provides an analysis of OREO, excluding covered assets, as a percent of their related loan balances, including geographical location detail for residential (residential mortgage, home equity and second mortgage) and commercial (commercial and commercial real estate) loan balances:

At December 31 (Dollars in Millions)	Amount		As a Percent of Ending Loan Balances
	2015	2014	2015	2014
Residential
Minnesota	$23	$16	.37%	.26%
Illinois	18	16	.42	.37
Florida	17	17	1.12	1.06
Ohio	17	13	.56	.42
Wisconsin	11	10	.49	.44
All other states	164	161	.31	.32

Total residential	250	233	.36	.35
Commercial
California	11	11	.05	.05
Illinois	5	12	.08	.19
Indiana	2	3	.13	.20
South Carolina	2	2	.48	.44
Tennessee	1	1	.04	.04
All other states	9	26	.01	.03

Total commercial	30	55	.02	.04

Total	$280	$288	.11%	.12%

TABLE 17 NET CHARGE-OFFS AS A PERCENT OF AVERAGE LOANS OUTSTANDING

Year Ended December 31	2015	2014	2013	2012	2011
Commercial
Commercial	.26%	.26%	.19%	.43%	.76%
Lease financing	.27	.17	.06	.63	.96
Total commercial	.26	.26	.18	.45	.79
Commercial Real Estate
Commercial mortgages	.02	(.03)	.08	.37	.73
Construction and development	(.33)	(.05)	(.87)	.86	4.20
Total commercial real estate	(.07)	(.03)	(.09)	.45	1.40
Residential Mortgages	.21	.38	.57	1.09	1.45
Credit Card	3.61	3.73	3.90	4.01	5.19
Other Retail
Retail leasing	.09	.03	.02	.04	–
Home equity and second mortgages	.24	.61	1.33	1.72	1.66
Other	.65	.71	.81	.94	1.20
Total other retail	.45	.60	.89	1.13	1.25
Total loans, excluding covered loans	.48	.57	.66	1.03	1.53
Covered Loans	–	.15	.32	.08	.07
Total loans	.47%	.55%	.64%	.97%	1.41%

Analysis of Loan Net Charge-offs Total loan net charge-offs were $1.2 billion in 2015, compared with $1.3 billion in 2014 and $1.5 billion in 2013. The decrease in total net charge-offs in 2015, compared with 2014, reflected improvement in the residential mortgages and home equity and second mortgages portfolios, as economic conditions continue to slowly improve during the period, partially offset by higher commercial loan net charge-offs. The ratio of total loan net charge-offs to average loans was 0.47 percent in 2015, compared with 0.55 percent in 2014 and 0.64 percent in 2013.

Commercial and commercial real estate loan net charge-offs for 2015 were $191 million (0.15 percent of average loans outstanding), compared with $182 million (0.16 percent of average loans outstanding) in 2014 and $87 million (0.08 percent of average loans outstanding) in 2013. The increase in net charge-offs in 2015, compared with 2014, reflected lower commercial loan recoveries in 2015. The increase in net charge-offs in 2014, compared with 2013, reflected higher commercial loan net charge-offs and lower recoveries in commercial real estate.

Residential mortgage loan net charge-offs for 2015 were $109 million (0.21 percent of average loans outstanding), compared with $195 million (0.38 percent of average loans outstanding) in 2014 and $272 million (0.57 percent of average loans outstanding) in 2013. Credit card loan net charge-offs in 2015 were $651 million (3.61 percent of average loans outstanding), compared with $658 million (3.73 percent of average loans outstanding) in 2014 and $656 million (3.90 percent of average loans outstanding) in 2013. Other retail loan net charge-offs for 2015 were $221 million (0.45 percent of average loans outstanding), compared with $288 million (0.60 percent of average loans outstanding) in 2014 and $418 million (0.89 percent of average loans outstanding) in 2013. The decrease in total residential mortgage, credit card and other retail loan net charge-offs in 2015, compared with 2014, reflected continued improvement in economic conditions during 2015. The decrease in total residential mortgage, credit card and other retail loan net charge-offs in 2014, compared with 2013, reflected improvement in economic conditions during 2014, especially in residential housing prices.

The following table provides an analysis of net charge-offs as a percent of average loans outstanding for residential mortgages and home equity and second mortgages by borrower type:

Year Ended December 31 (Dollars in Millions)	Average Loans		Percent of Average Loans
	2015	2014	2015	2014
Residential Mortgages
Prime borrowers	$44,980	$44,006	.15%	.30%
Sub-prime borrowers	1,144	1,302	2.62	4.07
Other borrowers	714	858	.98	1.05
Loans purchased from GNMA mortgage pools(a)	5,002	5,652	.06	.05
Total	$51,840	$51,818	.21%	.38%

Home Equity and Second Mortgages
Prime borrowers	$15,371	$14,804	.19%	.53%
Sub-prime borrowers	214	262	2.34	5.34
Other borrowers	461	498	.87	.60
Total	$16,046	$15,564	.24%	.61%
(a)	Represents loans purchased from GNMA mortgage pools whose payments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.

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

At December 31, 2015, the allowance for credit losses was $4.3 billion (1.65 percent of period-end loans), compared with an allowance of $4.4 billion (1.77 percent of period-end loans) at December 31, 2014. The ratio of the allowance for credit losses to nonperforming loans was 361 percent at December 31, 2015, compared with 298 percent at December 31, 2014, reflecting a decrease in nonperforming loans. The ratio of the allowance for credit losses to annual loan net charge-offs at December 31, 2015, was 367 percent, compared with 328 percent at December 31, 2014, reflecting the impact of improving economic conditions over the past year. Management determined the allowance for credit losses was appropriate at December 31, 2015.

The allowance recorded for loans in the commercial lending segment is based on reviews of individual credit relationships and considers the migration analysis of commercial lending segment loans and actual loss experience. In the migration analysis applied to risk rated loan portfolios, the Company currently examines up to a 15-year period of historical loss experience. For each loan type, this historical loss experience is adjusted as necessary to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices or economic conditions. The results of the analysis are evaluated quarterly to confirm an appropriate historical timeframe is selected for each commercial loan type. The allowance recorded for impaired loans greater than $5 million in the commercial lending segment is based on an individual loan analysis utilizing expected cash flows discounted using the original effective interest rate, the observable market price of the loan, or the fair value of the collateral, less selling costs, for collateral-dependent loans, rather than the migration analysis. The allowance recorded for all other commercial lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, bankruptcy experience, and historical losses, adjusted for current trends. The allowance established for commercial lending segment loans was $2.0 billion at December 31, 2015, compared with $1.9 billion at December 31, 2014, reflecting growth in the portfolios and the uncertain outlook for commodity prices. At December 31, 2015 the Company had credit reserves of approximately 5 percent of total energy loan balances.

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

When evaluating the appropriateness of the allowance for credit losses for any loans and lines in a junior lien position, the Company considers the delinquency and modification status of the first lien. At December 31, 2015, the Company serviced the first lien on 39 percent of the home equity loans and lines in a junior lien position. The Company also considers information received from its primary regulator on the status of the first liens that are serviced by other large servicers in the industry and the status of first lien mortgage accounts reported on customer credit bureau files. Regardless of whether or not the Company services the first lien, an assessment is made of economic conditions, problem loans, recent loss experience and other factors in determining the allowance for credit losses. Based on the available information, the Company estimated $291 million or 1.8 percent of the total home equity portfolio at December 31, 2015, represented non-delinquent junior liens where the first lien was delinquent or modified.

The Company uses historical loss experience on the loans and lines in a junior lien position where the first lien is serviced by the Company, or can be identified in credit bureau data, to establish loss estimates for junior lien loans and lines the Company services that are current, but the first lien is delinquent or modified. Historically, the number of junior lien defaults in any period has been a small percentage of the total portfolio (for example, only 0.7 percent for the twelve months ended December 31, 2015), and the long-term average loss rate on the small percentage of loans that default has been approximately 80 percent. In addition, the Company obtains updated credit scores on its home equity portfolio each quarter, and in some cases more frequently, and uses this information to qualitatively supplement its loss estimation methods. Credit score distributions for the portfolio are monitored monthly and any changes in the distribution are one of the factors considered in assessing the Company’s loss estimates. In its evaluation of the allowance for credit losses, the Company also considers the increased risk of loss associated with home equity lines that are contractually scheduled to convert from a revolving status to a fully amortizing payment and with residential lines and loans that have a balloon payoff provision.

The allowance established for consumer lending segment loans was $2.3 billion at December 31, 2015, compared with $2.4 billion at December 31, 2014. The $181 million (7.4 percent) decrease in the allowance for consumer lending segment loans at December 31, 2015, compared with December 31, 2014, reflected the impact of more stable economic conditions during 2015, partially offset by portfolio growth.

The allowance for the covered loan segment is evaluated each quarter in a manner similar to that described for non-covered loans, and represents any decreases in expected cash flows on those loans after the acquisition date. The provision for credit losses for covered loans considers the indemnification provided by the FDIC. The allowance established for covered loans was $38 million at December 31, 2015, compared with $65 million at December 31, 2014, reflecting expected credit losses in excess of initial fair value adjustments, including $2 million and $16 million at December 31, 2015 and 2014, respectively, to be reimbursed by the FDIC.

TABLE 18 SUMMARY OF ALLOWANCE FOR CREDIT LOSSES

(Dollars in Millions)	2015	2014	2013	2012	2011
Balance at beginning of year	$4,375	$4,537	$4,733	$5,014	$5,531
Charge-Offs
Commercial
Commercial	289	278	212	312	423
Lease financing	25	27	34	66	93

Total commercial	314	305	246	378	516
Commercial real estate
Commercial mortgages	20	21	71	145	231
Construction and development	2	15	21	97	312

Total commercial real estate	22	36	92	242	543
Residential mortgages	135	216	297	461	502
Credit card	726	725	739	769	922
Other retail
Retail leasing	8	6	5	9	10
Home equity and second mortgages	73	121	237	327	327
Other	238	257	281	330	396

Total other retail	319	384	523	666	733
Covered loans(a)	–	13	37	11	13

Total charge-offs	1,516	1,679	1,934	2,527	3,229
Recoveries
Commercial
Commercial	84	92	95	72	74
Lease financing	11	18	31	31	36

Total commercial	95	110	126	103	110
Commercial real estate
Commercial mortgages	15	30	45	31	22
Construction and development	35	19	80	45	23

Total commercial real estate	50	49	125	76	45
Residential mortgages	26	21	25	23	13
Credit card	75	67	83	102	88
Other retail
Retail leasing	3	4	4	7	10
Home equity and second mortgages	35	26	26	26	19
Other	60	66	75	92	100

Total other retail	98	96	105	125	129
Covered loans(a)	–	2	5	1	1

Total recoveries	344	345	469	430	386
Net Charge-Offs
Commercial
Commercial	205	186	117	240	349
Lease financing	14	9	3	35	57

Total commercial	219	195	120	275	406
Commercial real estate
Commercial mortgages	5	(9)	26	114	209
Construction and development	(33)	(4)	(59)	52	289

Total commercial real estate	(28)	(13)	(33)	166	498
Residential mortgages	109	195	272	438	489
Credit card	651	658	656	667	834
Other retail
Retail leasing	5	2	1	2	–
Home equity and second mortgages	38	95	211	301	308
Other	178	191	206	238	296

Total other retail	221	288	418	541	604
Covered loans(a)	–	11	32	10	12

Total net charge-offs	1,172	1,334	1,465	2,097	2,843
Provision for credit losses	1,132	1,229	1,340	1,882	2,343
Other changes(b)	(29)	(57)	(71)	(66)	(17)

Balance at end of year	$4,306	$4,375	$4,537	$4,733	$5,014

Components
Allowance for loan losses	$3,863	$4,039	$4,250	$4,424	$4,753
Liability for unfunded credit commitments	443	336	287	309	261

Total allowance for credit losses	$4,306	$4,375	$4,537	$4,733	$5,014

Allowance for Credit Losses as a Percentage of
Period-end loans, excluding covered loans	1.67%	1.78%	1.94%	2.15%	2.52%
Nonperforming loans, excluding covered loans	360	297	297	269	228
Nonperforming and accruing loans 90 days or more past due, excluding covered loans	247	215	201	194	164
Nonperforming assets, excluding covered assets	288	245	242	218	191
Net charge-offs, excluding covered loans	364	326	306	218	174
Period-end loans	1.65%	1.77%	1.93%	2.12%	2.39%
Nonperforming loans	361	298	283	228	163
Nonperforming and accruing loans 90 days or more past due	213	181	163	139	104
Nonperforming assets	283	242	223	177	133
Net charge-offs	367	328	310	226	176
(a)	Relates to covered loan charge-offs and recoveries not reimbursable by the FDIC.
(b)	Includes net changes in credit losses to be reimbursed by the FDIC and beginning in 2013, reductions in the allowance for covered loans where the reversal of a previously recorded allowance was offset by an associated decrease in the indemnification asset, and the impact of any loan sales.

TABLE 19 ELEMENTS OF THE ALLOWANCE FOR CREDIT LOSSES

	Allowance Amount					Allowance as a Percent of Loans
At December 31 (Dollars in Millions)	2015	2014	2013	2012	2011	2015	2014	2013	2012	2011
Commercial
Commercial	$1,231	$1,094	$1,019	$979	$929	1.48%	1.46%	1.57%	1.61%	1.83%
Lease financing	56	52	56	72	81	1.06	.97	1.06	1.31	1.37
Total commercial	1,287	1,146	1,075	1,051	1,010	1.46	1.43	1.53	1.59	1.78

Commercial Real Estate
Commercial mortgages	285	479	532	641	850	.90	1.44	1.65	2.07	2.87
Construction and development	439	247	244	216	304	4.24	2.62	3.17	3.63	4.91
Total commercial real estate	724	726	776	857	1,154	1.72	1.70	1.95	2.32	3.22
Residential Mortgages	631	787	875	935	927	1.18	1.52	1.71	2.12	2.50
Credit Card	883	880	884	863	992	4.20	4.75	4.91	5.04	5.71

Other Retail
Retail leasing	12	14	14	11	12	.23	.24	.24	.20	.23
Home equity and second mortgages	448	470	497	583	536	2.73	2.95	3.22	3.49	2.96
Other	283	287	270	254	283	.96	1.04	1.03	.99	1.14
Total other retail	743	771	781	848	831	1.45	1.57	1.64	1.78	1.73
Covered Loans	38	65	146	179	100	.83	1.23	1.73	1.58	.68
Total allowance	$4,306	$4,375	$4,537	$4,733	$5,014	1.65%	1.77%	1.93%	2.12%	2.39%

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

Included in the retail leasing portfolio was approximately $4.4 billion of retail leasing residuals at December 31, 2015, compared with $4.8 billion at December 31, 2014. The Company monitors concentrations of leases by manufacturer and vehicle “make and model.” As of December 31, 2015, vehicle lease residuals related to sport utility vehicles were 36.4 percent of the portfolio, while auto and crossover vehicle classes represented approximately 32.7 percent and 20.0 percent of the portfolio, respectively. At year-end 2015, the largest vehicle-type concentration represented 7.4 percent of the aggregate residual value of the vehicles in the portfolio. At December 31, 2015, the weighted-average origination term of the portfolio was 40 months, compared with 39 months at December 31, 2014. At December 31, 2015, the commercial leasing portfolio had $511 million of residuals, compared with $543 million at December 31, 2014. At year-end 2015, lease residuals related to trucks and other transportation equipment were 30.7 percent of the total residual portfolio. Business and office equipment represented 30.3 percent of the aggregate portfolio, and railcars represented 12.7 percent. No other concentrations of more than 10 percent existed at December 31, 2015.

Operational Risk Management Operational risk is the risk of loss resulting from inadequate or failed internal processes, people, or systems, or from external events, including the risk of loss resulting from fraud, litigation and breaches in data security. The Company operates in many different businesses in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. Operational risk is inherent in all business activities, and the management of this risk is important to the achievement of the Company’s objectives. Business lines have direct and primary responsibility and accountability for identifying, controlling, and monitoring operational risks embedded in their business activities. The Company maintains a system of controls with the objective of providing proper transaction authorization and execution, proper system operations, proper oversight of third parties with whom it does business, safeguarding of assets from misuse or theft, and ensuring the reliability and security of financial and other data.

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

Compliance Risk Management The Company may suffer legal or regulatory sanctions, material financial loss, or damage to reputation through failure to comply with laws, regulations, rules, standards of good practice, and codes of conduct, including those related to compliance with Bank Secrecy Act/anti-money laundering requirements, sanctions compliance requirements as administered by the Office of Foreign Assets Control, and other requirements. The Company has controls and processes in place for the assessment, identification, monitoring, management and reporting of compliance risks and issues.

The significant increase in regulation and regulatory oversight initiatives over the past several years has substantially increased the importance of the Company’s compliance risk management personnel and activities. For example, the Consumer Financial Protection Bureau (“CFPB”) has authority to prescribe rules, or issue orders or guidelines pursuant to any federal consumer financial law. The CFPB regulates and examines the Company, its bank and other subsidiaries with respect to matters that relate to these laws and consumer financial services and products. The CFPB’s rulemaking, examination and enforcement authority increases enforcement risk in this area including the potential for fines and penalties. Refer to “Supervision and Regulation” in the Company’s Annual Report on Form 10-K for further discussion of the regulatory framework applicable to bank holding companies and their subsidiaries, and the substantial changes to that regulation.

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

Table 20 summarizes the projected impact to net interest income over the next 12 months of various potential interest rate changes. The Company manages its interest rate risk position by holding assets with desired interest rate risk characteristics on its balance sheet, implementing certain pricing strategies for loans and deposits and through the selection of derivatives and various funding and investment portfolio strategies. The Company manages the overall interest rate risk profile within policy limits. The ALCO policy limits the estimated change in net interest income in a gradual 200 bps rate change scenario to a

4.0 percent decline of forecasted net interest income over the next 12 months. At December 31, 2015 and 2014, the Company was within policy.

Market Value of Equity Modeling The Company also manages interest rate sensitivity by utilizing market value of equity modeling, which measures the degree to which the market values of the Company’s assets and liabilities and off-balance sheet instruments will change given a change in interest rates. The valuation analysis is dependent upon certain key assumptions about the nature of assets and liabilities with non-contractual maturities. Management estimates the average life and rate characteristics of asset and liability accounts based upon historical analysis and management’s expectation of rate behavior. Wholesale prepayment assumptions are based on several key factors, including but not limited to, age, loan term, product type and seasonality, as well as macroeconomic factors including unemployment, interest rates and commercial real estate price indices. These factors are updated regularly based on historical experience and forward market expectations. Mortgage prepayment assumptions are based on many key variables, including, but not limited to, current and projected interest rates compared with underlying contractual rates, the time since origination and period to next reset date if floating rate loans, and other factors including housing price indices and geography, which are updated regularly based on historical experience and forward market expectations. The balance and pricing assumptions of deposits that have no stated maturity are based on historical performance, the competitive environment, customer behavior, and product mix. These assumptions are validated on a periodic basis. A sensitivity analysis of key variables of the valuation analysis is provided to the ALCO monthly and is used to guide asset/liability management strategies.

Management measures the impact of changes in market interest rates under a number of scenarios, including immediate and sustained parallel shifts, and flattening or steepening of the yield curve. The ALCO policy limits the change in the market value of equity in a 200 bps parallel rate shock to a 15.0 percent decline. A 200 bps increase would have resulted in a 5.8 percent decrease in the market value of equity at December 31, 2015, compared with a 6.7 percent decrease at December 31, 2014. A 200 bps decrease, where possible given current rates, would have resulted in a 7.0 percent decrease in the market value of equity at December 31, 2015, compared with a 7.1 percent decrease at December 31, 2014. At December 31, 2015 and 2014, the Company was within policy.

TABLE 20 SENSITIVITY OF NET	INTEREST INCOME

	December 31, 2015				December 31, 2014
	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual
Net interest income	*	1.78%	*	2.69%	*	1.38%	*	1.68%
*	Given the current level of interest rates, a downward rate scenario can not be computed.

Use of Derivatives to Manage Interest Rate and Other Risks To manage the sensitivity of earnings and capital to interest rate, prepayment, credit, price and foreign currency fluctuations (asset and liability management positions), the Company enters into derivative transactions. The Company uses derivatives for asset and liability management purposes primarily in the following ways:

–	To convert fixed-rate debt from fixed-rate payments to floating-rate payments;

–	To convert the cash flows associated with floating-rate loans and debt from floating-rate payments to fixed-rate payments;

–	To mitigate changes in value of the Company’s mortgage origination pipeline, funded MLHFS and MSRs;

–	To mitigate remeasurement volatility of foreign currency denominated balances; and

–	To mitigate the volatility of the Company’s investment in foreign businesses driven by fluctuations in foreign currency exchange rates.

The Company may enter into derivative contracts that are either exchange-traded, centrally cleared through clearinghouses or over-the-counter. In addition, the Company enters into interest rate and foreign exchange derivative contracts to support the business requirements of its customers (customer-related positions). The Company minimizes the market and liquidity risks of customer-related positions by either entering into similar offsetting positions with broker-dealers, or on a portfolio basis by entering into other derivative or non-derivative financial instruments that partially or fully offset the exposure from these customer-related positions. The Company does not utilize derivatives for speculative purposes.

The Company does not designate all of the derivatives that it enters into for risk management purposes as accounting hedges because of the inefficiency of applying the accounting requirements and may instead elect fair value accounting for the related hedged items. In particular, the Company enters into interest rate swaps, forward commitments to buy to-be-announced securities (“TBAs”), U.S. Treasury and Eurodollar futures and options on U.S. Treasury futures to mitigate fluctuations in the value of its MSRs, but does not designate those derivatives as accounting hedges. The estimated net sensitivity to changes in interest rates of the fair value of the MSRs and the related derivative instruments at December 31, 2015, to an immediate 25, 50 and 100 bps downward movement in interest rates would be a decrease of approximately $7 million, $24 million and $123 million, respectively. An immediate upward movement in interest rates at December 31, 2015 of 25, 50 and 100 bps would decrease the fair value of the MSRs and related derivative instruments by $2 million, $16 million and $33 million, respectively. Refer to Note 10 of the Notes to Consolidated Financial Statements for additional information regarding MSRs.

Additionally, the Company uses forward commitments to sell TBAs and other commitments to sell residential mortgage loans at specified prices to economically hedge the interest rate risk in its residential mortgage loan production activities. At December 31, 2015, the Company had $5.4 billion of forward commitments to sell, hedging $2.1 billion of MLHFS and $4.1 billion of unfunded mortgage loan commitments. The forward commitments to sell and the unfunded mortgage loan commitments on loans intended to be sold are considered derivatives under the accounting guidance related to accounting for derivative instruments and hedging activities. The Company has elected the fair value option for the MLHFS.

Derivatives are subject to credit risk associated with counterparties to the contracts. Credit risk associated with derivatives is measured by the Company based on the probability of counterparty default. The Company manages the credit risk of its derivative positions by diversifying its positions among various counterparties, by entering into master netting arrangements, and, where possible by requiring collateral arrangements. The Company may also transfer counterparty credit risk related to interest rate swaps to third parties through the use of risk participation agreements. In addition, certain interest rate swaps and forwards and credit contracts are required to be centrally cleared through clearinghouses to further mitigate counterparty credit risk.

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

The average, high, low and period-end VaR amounts for the Company’s trading positions were as follows:

Year Ended December 31 (Dollars in Millions)	2015	2014
Average	$1	$1
High	2	2
Low	1	1
Period-end	1	1

The Company did not experience any actual trading losses for its combined trading businesses that exceeded VaR during 2015 and 2014. The Company stress tests its market risk measurements to provide management with perspectives on market events that may not be captured by its VaR models, including worst case historical market movement combinations that have not necessarily occurred on the same date.

The Company calculates Stressed VaR using the same underlying methodology and model as VaR, except that a historical continuous one-year look-back period is utilized that reflects a period of significant financial stress appropriate to the Company’s trading portfolio. The period selected by the Company includes the significant market volatility of the last four months of 2008.

The average, high, low and period-end Stressed VaR amounts for the Company’s trading positions were as follows:

Year Ended December 31 (Dollars in Millions)	2015	2014
Average	$4	$4
High	8	8
Low	2	2
Period-end	3	5

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

The Company also measures the market risk of its hedging activities related to residential MLHFS and MSRs using the Historical Simulation method. The VaRs are measured at the ninety-ninth percentile and employ factors pertinent to the market risks inherent in the valuation of the assets and hedges. The Company monitors the effectiveness of the models through back-testing, updating the data and regular validations. A three-year look-back period is used to obtain past market data for the models.

The average, high and low VaR amounts for the residential MLHFS and related hedges and the MSRs and related hedges were as follows:

Year Ended December 31 (Dollars in Millions)	2015	2014
Residential Mortgage Loans Held For Sale and Related Hedges
Average	$1	$1
High	2	2
Low	–	–
Mortgage Servicing Rights and Related Hedges
Average	$6	$4
High	8	8
Low	4	2

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

The Company’s liquidity policy requires it to maintain diversified wholesale funding sources to avoid maturity, name and market concentrations. The Company operates a Grand Cayman branch for issuing Eurodollar time deposits. In addition, the Company has relationships with dealers to issue national market retail and institutional savings certificates and short-term and medium-term notes. The Company also maintains a significant correspondent banking network and relationships. Accordingly, the Company has access to national federal funds, funding through repurchase agreements and sources of stable certificates of deposit and commercial paper.

The Company regularly projects its funding needs under various stress scenarios and maintains a contingency funding plan consistent with the Company’s access to diversified sources of contingent funding. The Company maintains a substantial level of total available liquidity in the form of on-balance sheet and off-balance sheet funding sources. These include cash at the Federal Reserve Bank, unencumbered liquid assets, and capacity to borrow at the FHLB and the Federal Reserve Bank’s Discount Window. Unencumbered liquid assets in the Company’s available-for-sale and held-to-maturity investment portfolios provide asset liquidity through the Company’s ability to sell the securities or pledge and borrow against them. At December 31, 2015, the fair value of unencumbered available-for-sale and held-to-maturity investment securities totaled $92.4 billion, compared with $86.9 billion at December 31, 2014. Refer to Table 13 and “Balance Sheet Analysis” for further information on investment securities’ maturities and trends. Asset liquidity is further enhanced by the Company’s ability to pledge loans to access secured borrowing facilities through the FHLB and Federal Reserve Bank. At December 31, 2015, the Company could have borrowed an additional $74.9 billion at the FHLB and Federal Reserve Bank based on collateral available for additional borrowings.

TABLE 21 DEBT RATINGS

	Moody’s		Standard & Poor’s	Fitch	Dominion Bond Rating Service
U.S. Bancorp
Long-term issuer rating	A1		A+	AA	AA
Short-term issuer rating			A-1	F1+	R-1 (middle	)
Senior unsecured debt	A1		A+	AA	AA
Subordinated debt	A1		A-	AA-	AA (low	)
Junior subordinated debt	A2		BBB		AA (low	)
Preferred stock	A3		BBB	BBB+	A
Commercial paper	P-1		A-1	F1+

U.S. Bank National Association
Long-term issuer rating	A1		AA-	AA
Short-term issuer rating	P-1		A-1+	F1+	R-1 (high	)
Long-term deposits	Aa1			AA+	AA (high	)
Short-term deposits	P-1			F1+
Senior unsecured debt	A1		AA-	AA	AA (high	)
Subordinated debt	A1		A	AA-	AA
Commercial paper	P-1		A-1+	F1+
Counterparty risk assessment	Aa2(cr)/P-1(cr	)

The Company’s diversified deposit base provides a sizeable source of relatively stable and low-cost funding, while reducing the Company’s reliance on the wholesale markets. Total deposits were $300.4 billion at December 31, 2015, compared with $282.7 billion at December 31, 2014. Refer to Table 14 and “Balance Sheet Analysis” for further information on the Company’s deposits.

Additional funding is provided by long-term debt and short-term borrowings. Long-term debt was $32.1 billion at December 31, 2015, and is an important funding source because of its multi-year borrowing structure. Refer to Note 13 of the Notes to Consolidated Financial Statements for information on the terms and maturities of the Company’s long-term debt issuances and “Balance Sheet Analysis” for discussion on long-term debt trends. Short-term borrowings were $27.9 billion at December 31, 2015, and supplement the Company’s other funding sources. Refer to Note 12 of the Notes to Consolidated Financial Statements and “Balance Sheet Analysis” for information on the terms and trends of the Company’s short-term borrowings.

The Company’s ability to raise negotiated funding at competitive prices is influenced by rating agencies’ views of the Company’s credit quality, liquidity, capital and earnings. Table 21 details the rating agencies’ most recent assessments.

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

At December 31, 2015, parent company long-term debt outstanding was $11.5 billion, compared with $13.2 billion at December 31, 2014. The decrease was primarily due to the maturity of $1.7 billion of medium-term notes. At December 31, 2015, there was $1.9 billion of parent company debt scheduled to mature in 2016. Future debt maturities may be met through medium-term note and capital security issuances and dividends from subsidiaries, as well as from parent company cash and cash equivalents.

TABLE 22 CONTRACTUAL OBLIGATIONS

	Payments Due By Period
At December 31, 2015 (Dollars in Millions)	One Year or Less	Over One Through Three Years	Over Three Through Five Years	Over Five Years	Total
Contractual Obligations(a)
Long-term debt(b)	$6,359	$12,930	$3,552	$9,237	$32,078
Operating leases	265	445	292	471	1,473
Benefit obligations(c)	22	45	48	156	271
Time deposits	25,158	5,182	2,495	3	32,838
Contractual interest payments(d)	841	990	657	1,015	3,503
Equity investment commitments	1,948	512	25	36	2,521
Other(e)	199	243	70	130	642
Total	$34,792	$20,347	$7,139	$11,048	$73,326
(a)	Unrecognized tax positions of $243 million at December 31, 2015, are excluded as the Company cannot make a reasonably reliable estimate of the period of cash settlement with the respective taxing authority.
(b)	Includes obligations under capital leases.
(c)	Amounts only include obligations related to the unfunded non-qualified pension plans.
(d)	Includes accrued interest and future contractual interest obligations.
(e)	Primarily includes purchase obligations for goods and services covered by noncancellable contracts and contracts including cancellation fees.

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

During 2014, U.S. banking regulators approved a final regulatory Liquidity Coverage Ratio (“LCR”), requiring banks to maintain an adequate level of unencumbered high quality liquid assets to meet estimated liquidity needs over a 30-day stressed period. The LCR requirement became effective for the Company January 1, 2015, subject to certain transition provisions over the following two years to full implementation by January 1, 2017. At December 31, 2015, the Company was compliant with the fully implemented LCR requirement based on its interpretation of the final U.S. LCR rule.

European Exposures Certain European countries have experienced severe credit deterioration. The Company does not hold sovereign debt of any European country, but may have indirect exposure to sovereign debt through its investments in, and transactions with, European banks. At December 31, 2015, the Company had investments in perpetual preferred stock issued by European banks with an amortized cost totaling $22 million and unrealized losses totaling $1 million, compared with an amortized cost totaling $66 million and unrealized losses totaling $2 million, at December 31, 2014. The Company also transacts with various European banks as counterparties to interest rate and foreign currency derivatives for its hedging and customer-related activities; however, none of these banks are domiciled in the countries experiencing the most significant credit deterioration. These derivatives are subject to master netting arrangements. In addition, interest rate and foreign currency derivative transactions are subject to collateral arrangements which significantly limit the Company’s exposure to loss as they generally require daily posting of collateral. At December 31, 2015, the Company was in a net receivable position with six banks in Europe, totaling $21 million. The Company was in a net payable position to each of the other European banks.

The Company has not bought or sold credit protection on the debt of any European country or any company domiciled in Europe, nor does it provide retail lending services in Europe. While the Company does not offer commercial lending services in Europe, it does provide financing to domestic multinational corporations that generate revenue from customers in European countries and provides a limited number of corporate credit cards in Europe to existing Company customers. While further deterioration in economic conditions in Europe could have a negative impact on these customers’ revenues, it is unlikely that any effect on the overall credit-worthiness of these multinational corporations would be significant to the Company.

The Company provides merchant processing and corporate trust services in Europe either directly or through banking affiliations in Europe. Operating cash for these businesses is deposited on a short-term basis with certain European banks. However, exposure is mitigated by the Company placing deposits at multiple banks and managing the amounts on deposit at any bank based on institution-specific deposit limits. At December 31, 2015, the Company had an aggregate amount on deposit with European banks of approximately $2.0 billion, predominately with the Central Bank of Ireland.

The money market funds managed by a subsidiary of the Company do not have any investments in European sovereign debt, other than approximately $275 million at December 31, 2015 guaranteed by the country of Germany. Other than investments in banks in the countries of the Netherlands, France and Germany, those funds do not have any unsecured investments in banks domiciled in the Eurozone.

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

Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses. Many of the Company’s commitments to extend credit expire without being drawn, and therefore, total commitment amounts do not necessarily represent future liquidity requirements or the Company’s exposure to credit loss. Commitments to extend credit also include consumer credit lines that are cancelable upon notification to the consumer. Total contractual amounts of commitments to extend credit at December 31, 2015 were $279.6 billion. The Company also issues and confirms various types of letters of credit, including standby and commercial. Total contractual amounts of letters of credit at December 31, 2015 were $13.3 billion. For more information on the Company’s commitments to extend credit and letters of credit, refer to Note 23 in the Notes to Consolidated Financial Statements.

The Company’s off-balance sheet arrangements with unconsolidated entities primarily consist of private investment funds or partnerships that make equity investments, provide debt financing or support community-based investments in tax-advantaged projects. In addition to providing investment returns, these arrangements in many cases assist the Company in complying with requirements of the Community Reinvestment Act. The investments in these entities generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. The entities in which the Company invests are generally considered variable interest entities (“VIEs”). The Company’s recorded net investment in these entities as of December 31, 2015 was approximately $2.8 billion.

The Company also has non-controlling financial investments in private funds and partnerships considered VIEs. The Company’s recorded investment in these entities was approximately $32 million at December 31, 2015, and the Company had unfunded commitments to invest an additional $15 million. For more information on the Company’s interests in unconsolidated VIEs, refer to Note 8 in the Notes to Consolidated Financial Statements.

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

Capital Management The Company is committed to managing capital to maintain strong protection for depositors and creditors and for maximum shareholder benefit. The Company continually assesses its business risks and capital position. The Company also manages its capital to exceed regulatory capital requirements for banking organizations. To achieve its capital goals, the Company employs a variety of capital management tools, including dividends, common share repurchases, and the issuance of subordinated debt, non-cumulative perpetual preferred stock, common stock and other capital instruments.

On June 16, 2015, the Company announced its Board of Directors had approved a 4.1 percent increase in the Company’s dividend rate per common share, from $0.245 per quarter to $0.255 per quarter.

The Company repurchased approximately 52 million shares of its common stock in 2015, compared with approximately 54 million shares in 2014. The average price paid for the shares repurchased in 2015 was $43.54 per share, compared with $41.65 per share in 2014. As of December 31, 2015, the approximate dollar value of shares that may yet be purchased by the Company under the current Board of Directors approved authorization was $1.3 billion. For a more complete analysis of activities impacting shareholders’ equity and capital management programs, refer to Note 15 of the Notes to Consolidated Financial Statements.

Total U.S. Bancorp shareholders’ equity was $46.1 billion at December 31, 2015, compared with $43.5 billion at December 31, 2014. The increase was primarily the result of corporate earnings, partially offset by dividends and common share repurchases.

Beginning January 1, 2014, the regulatory capital requirements effective for the Company follow Basel III, subject to certain transition provisions from Basel I over the following four years to full implementation by January 1, 2018. Basel III includes two comprehensive methodologies for calculating risk-weighted assets: a general standardized approach and more risk-sensitive advanced approaches, with the Company’s capital adequacy being evaluated against the methodology that is most restrictive. Under Basel III, banking regulators define minimum capital requirements for banks and financial services holding companies. These requirements are expressed in the form of a minimum common equity tier 1 capital ratio, tier 1 capital ratio, total risk-based capital ratio, and tier 1 leverage ratio. The minimum required level for these ratios at December 31, 2015, was 4.5 percent, 6.0 percent, 8.0 percent, and 4.0 percent, respectively. The Company targets its regulatory capital levels, at both the bank and bank holding company level, to exceed the “well-capitalized” threshold for these ratios. At December 31, 2015, the minimum “well-capitalized” threshold for the common equity tier 1 capital ratio, tier 1 capital ratio, total risk-based capital ratio, and tier 1 leverage ratio was 6.5 percent, 8.0 percent, 10.0 percent and 5.0 percent, respectively. The most recent notification from the Office of the Comptroller of the Currency categorized the Company’s bank subsidiary as “well-capitalized” under the FDIC Improvement Act prompt corrective action provisions that are applicable to all banks. There are no conditions or events since that notification that management believes have changed the risk-based category of its covered subsidiary bank.

As an approved mortgage seller and servicer, U.S. Bank National Association, through its mortgage banking division, is required to maintain various levels of shareholder’s equity, as specified by various agencies, including the United States Department of Housing and Urban Development, Government National Mortgage Association, Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. At December 31, 2015, U.S. Bank National Association met these requirements.

Table 23 provides a summary of statutory regulatory capital ratios in effect for the Company at December 31, 2015 and 2014.

During 2014, U.S. banking regulators approved a final regulatory Supplementary Leverage Ratio (“SLR”) requirement for banks calculating capital adequacy using advanced approaches under Basel III. The SLR is defined as tier 1 capital divided by total leverage exposure, which includes both on- and off-balance sheet exposures. At December 31, 2015, the Company’s SLR exceeds the applicable minimum SLR requirement effective January 1, 2018.

The Company believes certain capital ratios in addition to statutory regulatory capital ratios are useful in evaluating its capital adequacy. The Company’s tangible common equity, as a percent of tangible assets and as a percent of risk-weighted assets calculated under the transitional standardized approach, was 7.6 percent and 9.2 percent, respectively, at December 31, 2015, compared with 7.5 percent and 9.3 percent, respectively, at December 31, 2014. The Company’s common equity tier 1 to risk-weighted assets ratio using the Basel III standardized approach as if fully implemented was 9.1 percent at December 31, 2015, compared with 9.0 percent at December 31, 2014. The Company’s common equity tier 1 to risk-weighted assets ratio using the Basel III advanced approaches as if fully implemented was 11.9 percent at December 31, 2015, compared with 11.8 percent at December 31, 2014. Refer to “Non-GAAP Financial Measures” for further information regarding the calculation of these ratios.

TABLE 23 REGULATORY CAPITAL RATIOS

	U.S. Bancorp		U.S. Bank National Association
At December 31 (Dollars in Millions)	2015	2014	2015	2014
Basel III transitional standardized approach:
Common equity tier 1 capital	$32,612	$30,856	$33,831	$32,381
Tier 1 capital	38,431	36,020	34,148	32,789
Total risk-based capital	45,313	43,208	41,112	40,008
Risk-weighted assets	341,360	317,398	336,938	313,261
Common equity tier 1 capital as a percent of risk-weighted assets	9.6%	9.7%	10.0%	10.3%
Tier 1 capital as a percent of risk-weighted assets	11.3	11.3	10.1	10.5
Total risk-based capital as a percent of risk-weighted assets	13.3	13.6	12.2	12.8
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	9.5	9.3	8.5	8.6
Basel III transitional advanced approaches:
Common equity tier 1 capital	$32,612	$30,856	$33,831	$32,381
Tier 1 capital	38,431	36,020	34,148	32,789
Total risk-based capital	42,262	40,475	38,090	37,299
Risk-weighted assets	261,668	248,596	258,207	245,007
Common equity tier 1 capital as a percent of risk-weighted assets	12.5%	12.4%	13.1%	13.2%
Tier 1 capital as a percent of risk-weighted assets	14.7	14.5	13.2	13.4
Total risk-based capital as a percent of risk-weighted assets	16.2	16.3	14.8	15.2

Bank Regulatory Capital Requirements

	Minimum	Well- Capitalized
2015
Common equity tier 1 capital as a percent of risk-weighted assets	4.5%	6.5%
Tier 1 capital as a percent of risk-weighted assets	6.0	8.0
Total risk-based capital as a percent of risk-weighted assets	8.0	10.0
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	4.0	5.0
2014
Common equity tier 1 capital as a percent of risk-weighted assets	4.0%	*
Tier 1 capital as a percent of risk-weighted assets	5.5	6.0%
Total risk-based capital as a percent of risk-weighted assets	8.0	10.0
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	4.0	5.0
*	Not applicable.

FOURTH QUARTER SUMMARY

The Company reported net income attributable to U.S. Bancorp of $1.5 billion for the fourth quarter of 2015, or $0.80 per diluted common share, compared with $1.5 billion, or $0.79 per diluted common share, for the fourth quarter of 2014. Return on average assets and return on average common equity were 1.41 percent and 13.7 percent, respectively, for the fourth quarter of 2015, compared with 1.50 percent and 14.4 percent, respectively, for the fourth quarter of 2014.

Total net revenue, on a taxable-equivalent basis for the fourth quarter of 2015, was $42 million (0.8 percent) higher than the fourth quarter of 2014, reflecting a 2.6 percent increase in net interest income, partially offset by a 1.3 percent decrease in noninterest income. The increase in net interest income from the fourth quarter of 2014 was the result of growth in average earning assets, partially offset by a continued shift in loan portfolio mix. Noninterest income decreased from a year ago primarily due to the impact of the fourth quarter 2014 Nuveen gain, partially offset by fee revenue growth and the HSA deposit sale.

Noninterest expense in the fourth quarter of 2015 was higher than the fourth quarter of 2014, primarily due to increases in compensation and employee benefits expenses and other costs related to risk and compliance activities, partially offset by lower charitable contributions and the impact of prior year legal accruals.

Fourth quarter 2015 net interest income, on a taxable-equivalent basis, was $2.9 billion, compared with $2.8 billion in the fourth quarter of 2014. The $72 million (2.6 percent) increase was principally the result of growth in average earning assets, partially offset by a continued shift in loan portfolio mix. Average earning assets were $18.1 billion (5.1 percent) higher in the fourth quarter of 2015, compared with the fourth quarter of 2014, driven by increases of $10.3 billion (4.2 percent) in loans and $7.4 billion (7.5 percent) in investment securities. The net interest margin, on a taxable-equivalent basis, in the fourth quarter of 2015 was 3.06 percent, compared with 3.14 percent in the fourth quarter of 2014, reflecting a change in the loan portfolio mix, as well as growth in the investment portfolio at lower average rates and lower reinvestment rates on investment securities.

TABLE 24 FOURTH QUARTER RESULTS

	Three Months Ended December 31,
(Dollars and Shares in Millions, Except Per Share Data)	2015	2014
Condensed Income Statement
Net interest income (taxable-equivalent basis)(a)	$2,871	$2,799
Noninterest income	2,339	2,369
Securities gains (losses), net	1	1
Total net revenue	5,211	5,169
Noninterest expense	2,809	2,804
Provision for credit losses	305	288
Income before taxes	2,097	2,077
Taxable-equivalent adjustment	52	55
Applicable income taxes	556	521
Net income	1,489	1,501
Net (income) loss attributable to noncontrolling interests	(13)	(13)
Net income attributable to U.S. Bancorp	$1,476	$1,488
Net income applicable to U.S. Bancorp common shareholders	$1,404	$1,420

Per Common Share
Earnings per share	$.80	$.79
Diluted earnings per share	$.80	$.79
Dividends declared per share	$.255	$.245
Average common shares outstanding	1,747	1,787
Average diluted common shares outstanding	1,754	1,796

Financial Ratios
Return on average assets	1.41%	1.50%
Return on average common equity	13.7	14.4
Net interest margin (taxable-equivalent basis)(a)	3.06	3.14
Efficiency ratio	53.9	54.3
(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.

Noninterest income in the fourth quarter of 2015 was $2.3 billion, compared with $2.4 billion in the same period of 2014, representing a decrease of $30 million (1.3 percent). The decrease was due to the impact of the fourth quarter 2014 Nuveen gain, partially offset by fee revenue growth and the HSA deposit sale. The fee revenue growth reflected higher credit and debit card revenue, trust and investment management fees and merchant processing services revenue, partially offset by a decrease in mortgage banking revenue, primarily due to an unfavorable change in the valuation of MSRs, net of hedging activities. Credit and debit card revenue increased $22 million (8.1 percent) over the fourth quarter of 2014, due to higher transaction volumes. Trust and investment management fees increased $14 million (4.3 percent), reflecting the benefits of the Company’s investments in its corporate trust and fund services businesses, as well as account growth, improved market conditions and lower fee waivers. Merchant processing services revenue increased $9 million (2.3 percent) as a result of higher transaction volumes, along with account growth and equipment sales to merchants related to new chip card technology requirements. Adjusted for the approximate $16 million impact of foreign currency rate changes, year-over- year merchant processing services growth would have been approximately 6.5 percent.

Noninterest expense in the fourth quarter of 2015 was $2.8 billion, or $5 million (0.2 percent) higher than the fourth quarter of 2014. Compensation expense increased $61 million (5.3 percent), reflecting the impact of merit increases and higher staffing for risk and compliance activities, while employee benefits expense was $27 million (11.0 percent) higher, mainly due to increased pension costs. Offsetting these increases was a $33 million (25.6 percent) decline in marketing and business development expense, principally due to charitable contributions in the fourth quarter of 2014, and a $35 million (6.4 percent) decline in other noninterest expense, reflecting the impact of fourth quarter 2014 legal accruals partially offset by higher compliance-related expenses.

The provision for credit losses for the fourth quarter of 2015 was $305 million, an increase of $17 million (5.9 percent) from the same period of 2014. The provision for credit losses was equal to net charge-offs in the fourth quarter of 2015 and $20 million lower than net charge-offs in the fourth quarter of 2014. Net charge-offs were $305 million in the fourth quarter of 2015, compared with $308 million in the fourth quarter of 2014.

The provision for income taxes for the fourth quarter of 2015 resulted in an effective tax rate of 27.2 percent, compared with an effective tax rate of 25.8 percent for the fourth quarter of 2014.

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

Basis for Financial Presentation Business line results are derived from the Company’s business unit profitability reporting systems by specifically attributing managed balance sheet assets, deposits and other liabilities and their related income or expense. The allowance for credit losses and related provision expense are allocated to the lines of business based on the related loan balances managed. Goodwill and other intangible assets are assigned to the lines of business based on the mix of business of the acquired entity. Within the Company, capital levels are evaluated and managed centrally; however, capital is allocated to the operating segments to support evaluation of business performance. Business lines are allocated capital on a risk-adjusted basis considering economic and regulatory capital requirements. Generally, the determination of the amount of capital allocated to each business line includes credit and operational capital allocations following a Basel III regulatory framework. Interest income and expense is determined based on the assets and liabilities managed by the business line. Because funding and asset liability management is a central function, funds transfer-pricing methodologies are utilized to allocate a cost of funds used or credit for funds provided to all business line assets and liabilities, respectively, using a matched funding concept. Also, each business unit is allocated the taxable-equivalent benefit of tax-exempt products. The residual effect on net interest income of asset/liability management activities is included in Treasury and Corporate Support. Noninterest income and expenses directly managed by each business line, including fees, service charges, salaries and benefits, and other direct revenues and costs are accounted for within each segment’s financial results in a manner similar to the consolidated financial statements. Occupancy costs are allocated based on utilization of facilities by the lines of business. Generally, operating losses are charged to the line of business when the loss event is realized in a manner similar to a loan charge-off. Noninterest expenses incurred by centrally managed operations or business lines that directly support another business line’s operations are charged to the applicable business line based on its utilization of those services, primarily measured by the volume of customer activities, number of employees or other relevant factors. These allocated expenses are reported as net shared services expense within noninterest expense. Certain activities that do not directly support the operations of the lines of business or for which the lines of business are not considered financially accountable in evaluating their performance are not charged to the lines of business. The income or expenses associated with these corporate activities is reported within the Treasury and Corporate Support line of business. Income taxes are assessed to each line of business at a standard tax rate with the residual tax expense or benefit to arrive at the consolidated effective tax rate included in Treasury and Corporate Support.

Designations, assignments and allocations change from time to time as management systems are enhanced, methods of evaluating performance or product lines change or business segments are realigned to better respond to the Company’s diverse customer base. During 2015, certain organization and methodology changes were made and, accordingly, 2014 results were restated and presented on a comparable basis.

TABLE 25 LINE OF BUSINESS FINANCIAL PERFORMANCE

	Wholesale Banking and Commercial Real Estate			Consumer and Small Business Banking
Year Ended December 31 (Dollars in Millions)	2015	2014	Percent Change	2015	2014	Percent Change
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$2,034	$2,030	.2%	$4,617	$4,717	(2.1)%
Noninterest income	890	965	(7.8)	2,497	2,601	(4.0)
Securities gains (losses), net	–	–	–	–	–	–
Total net revenue	2,924	2,995	(2.4)	7,114	7,318	(2.8)
Noninterest expense	1,295	1,224	5.8	4,818	4,552	5.8
Other intangibles	4	4	–	40	40	–
Total noninterest expense	1,299	1,228	5.8	4,858	4,592	5.8
Income before provision and income taxes	1,625	1,767	(8.0)	2,256	2,726	(17.2)
Provision for credit losses	235	51	*	127	393	(67.7)
Income before income taxes	1,390	1,716	(19.0)	2,129	2,333	(8.7)
Income taxes and taxable-equivalent adjustment	506	624	(18.9)	775	850	(8.8)
Net income	884	1,092	(19.0)	1,354	1,483	(8.7)
Net (income) loss attributable to noncontrolling interests	–	–	–	–	–	–
Net income attributable to U.S. Bancorp	$884	$1,092	(19.0)	$1,354	$1,483	(8.7)
Average Balance Sheet
Commercial	$64,369	$57,864	11.2%	$10,051	$9,070	10.8%
Commercial real estate	19,415	18,452	5.2	19,006	18,825	1.0
Residential mortgages	8	12	(33.3)	50,007	50,405	(.8)
Credit card	–	–	–	–	–	–
Other retail	2	4	(50.0)	46,964	46,220	1.6
Total loans, excluding covered loans	83,794	76,332	9.8	126,028	124,520	1.2
Covered loans	–	190	*	4,934	5,780	(14.6)
Total loans	83,794	76,522	9.5	130,962	130,300	.5
Goodwill	1,647	1,627	1.2	3,682	3,603	2.2
Other intangible assets	20	21	(4.8)	2,594	2,674	(3.0)
Assets	92,205	83,787	10.0	147,832	144,137	2.6
Noninterest-bearing deposits	36,018	32,302	11.5	26,137	23,743	10.1
Interest checking	7,436	10,557	(29.6)	39,957	36,222	10.3
Savings products	28,047	18,321	53.1	53,813	49,974	7.7
Time deposits	15,025	18,140	(17.2)	15,829	17,951	(11.8)
Total deposits	86,526	79,320	9.1	135,736	127,890	6.1
Total U.S. Bancorp shareholders’ equity	8,251	7,568	9.0	10,953	11,484	(4.6)
*	Not meaningful

Wealth Management and Securities Services			Payment Services			Treasury and Corporate Support			Consolidated Company
2015	2014	Percent Change	2015	2014	Percent Change	2015	2014	Percent Change	2015	2014	Percent Change

$386	$383	.8%	$1,930	$1,749	10.3%	$2,247	$2,118	6.1%	$11,214	$10,997	2.0%
1,466	1,396	5.0	3,371	3,292	2.4	868	907	(4.3)	9,092	9,161	(.8)
–	–	–	–	–	–	–	3	*	–	3	*
1,852	1,779	4.1	5,301	5,041	5.2	3,115	3,028	2.9	20,306	20,161	.7
1,420	1,343	5.7	2,540	2,310	10.0	684	1,087	(37.1)	10,757	10,516	2.3
28	33	(15.2)	102	122	(16.4)	–	–	–	174	199	(12.6)
1,448	1,376	5.2	2,642	2,432	8.6	684	1,087	(37.1)	10,931	10,715	2.0
404	403	.2	2,659	2,609	1.9	2,431	1,941	25.2	9,375	9,446	(.8)
–	9	*	787	766	2.7	(17)	10	*	1,132	1,229	(7.9)
404	394	2.5	1,872	1,843	1.6	2,448	1,931	26.8	8,243	8,217	.3
147	143	2.8	681	670	1.6	201	22	*	2,310	2,309	–
257	251	2.4	1,191	1,173	1.5	2,247	1,909	17.7	5,933	5,908	.4
–	–	–	(31)	(35)	11.4	(23)	(22)	(4.5)	(54)	(57)	5.3
$257	$251	2.4	$1,160	$1,138	1.9	$2,224	$1,887	17.9	$5,879	$5,851	.5

$2,321	$1,964	18.2%	$7,059	$6,542	7.9%	$283	$294	(3.7)%	$84,083	$75,734	11.0%
571	602	(5.1)	–	–	–	3,423	2,713	26.2	42,415	40,592	4.5
1,816	1,392	30.5	–	–	–	9	9	–	51,840	51,818	–
–	–	–	18,057	17,635	2.4	–	–	–	18,057	17,635	2.4
1,517	1,457	4.1	596	672	(11.3)	–	–	–	49,079	48,353	1.5
6,225	5,415	15.0	25,712	24,849	3.5	3,715	3,016	23.2	245,474	234,132	4.8
1	5	(80.0)	–	5	*	50	1,580	(96.8)	4,985	7,560	(34.1)
6,226	5,420	14.9	25,712	24,854	3.5	3,765	4,596	(18.1)	250,459	241,692	3.6
1,567	1,568	(.1)	2,474	2,514	(1.6)	–	–	–	9,370	9,312	.6
126	159	(20.8)	411	484	(15.1)	–	–	–	3,151	3,338	(5.6)
9,178	8,500	8.0	31,796	31,097	2.2	127,854	112,483	13.7	408,865	380,004	7.6
14,469	15,157	(4.5)	879	740	18.8	1,700	1,513	12.4	79,203	73,455	7.8
7,944	5,877	35.2	605	555	9.0	32	37	(13.5)	55,974	53,248	5.1
33,984	29,361	15.7	91	78	16.7	481	439	9.6	116,416	98,173	18.6
3,344	3,901	(14.3)	–	–	–	1,360	1,772	(23.3)	35,558	41,764	(14.9)
59,741	54,296	10.0	1,575	1,373	14.7	3,573	3,761	(5.0)	287,151	266,640	7.7
2,308	2,284	1.1	5,868	5,697	3.0	17,433	15,804	10.3	44,813	42,837	4.6

Wholesale Banking and Commercial Real Estate Wholesale Banking and Commercial Real Estate offers lending, equipment finance and small-ticket leasing, depository services, treasury management, capital markets, international trade services and other financial services to middle market, large corporate, commercial real estate, financial institution, non-profit and public sector clients. Wholesale Banking and Commercial Real Estate contributed $884 million of the Company’s net income in 2015, or a decrease of $208 million (19.0 percent) compared with 2014. The decrease was primarily driven by a higher provision for credit losses, higher noninterest expense and lower net revenue.

Net revenue decreased $71 million (2.4 percent) in 2015, compared with 2014. Noninterest income decreased $75 million (7.8 percent) in 2015, compared with 2014, driven by higher loan-related charges, partially offset by higher loan syndication and bond underwriting fees, as well as higher commercial leasing revenue. Net interest income, on a taxable-equivalent basis, increased $4 million (0.2 percent) in 2015, compared with 2014, driven by increases in average loans and deposits, partially offset by lower rates and fees on loans.

Noninterest expense increased $71 million (5.8 percent) in 2015, compared with 2014, primarily resulting from higher compensation expense due to higher variable compensation and merit increases, higher benefits expense due to increased pension costs, an increase in the FDIC insurance assessment allocation based on increased loan volumes, and higher net shared services expense. The provision for credit losses increased $184 million in 2015, compared with 2014, due to an unfavorable change in the reserve allocation driven by a decline in energy prices and an increase in net charge-offs. Nonperforming assets were $168 million at December 31, 2015, compared with $170 million at December 31, 2014. Nonperforming assets as a percentage of period-end loans were 0.19 percent at December 31, 2015, compared with 0.21 percent at December 31, 2014. Refer to the “Corporate Risk Profile” section for further information on factors impacting the credit quality of the loan portfolios.

Consumer and Small Business Banking Consumer and Small Business Banking delivers products and services through banking offices, telephone servicing and sales, on-line services, direct mail, ATM processing and mobile devices, such as mobile phones and tablet computers. It encompasses community banking, metropolitan banking and indirect lending, as well as mortgage banking. Consumer and Small Business Banking contributed $1.4 billion of the Company’s net income in 2015, or a decrease of $129 million (8.7 percent), compared with 2014. The decrease was due to lower net revenue and higher noninterest expense, partially offset by a decrease in the provision for credit losses.

Net revenue decreased $204 million (2.8 percent) in 2015, compared with 2014. Net interest income, on a taxable-equivalent basis, decreased $100 million (2.1 percent) in 2015, compared with 2014, primarily due to lower rates on loans and lower loan fees due to the wind down of the CAA product, partially offset by higher average loan, deposit and loans held for sale balances. Noninterest income decreased $104 million (4.0 percent) in 2015, compared with 2014, primarily the result of lower mortgage banking revenue due to an unfavorable change in the valuation of MSRs, net of hedging activities, partially offset by higher mortgage production revenue. Noninterest expense increased $266 million (5.8 percent) in 2015, compared with 2014, the result of higher compensation, employee benefits and mortgage servicing-related expenses.

The provision for credit losses decreased $266 million (67.7 percent) in 2015, compared with 2014, due to lower net charge-offs and a favorable change in the reserve allocation driven by improvements in the mortgage portfolio. As a percentage of average loans outstanding, net charge-offs decreased to 0.25 percent in 2015, compared with 0.38 percent in 2014. Nonperforming assets were $1.3 billion at December 31, 2015, compared with $1.4 billion at December 31, 2014. Nonperforming assets as a percentage of period-end loans were 0.95 percent at December 31, 2015, compared with 1.10 percent at December 31, 2014. Refer to the “Corporate Risk Profile” section for further information on factors impacting the credit quality of the loan portfolios.

Wealth Management and Securities Services Wealth Management and Securities Services provides private banking, financial advisory services, investment management, retail brokerage services, insurance, trust, custody and fund servicing through five businesses: Wealth Management, Corporate Trust Services, U.S. Bancorp Asset Management, Institutional Trust & Custody and Fund Services. Wealth Management and Securities Services contributed $257 million of the Company’s net income in 2015, an increase of $6 million (2.4 percent), compared with 2014. The increase from the prior year was primarily due to higher net revenue, partially offset by higher noninterest expense.

Net revenue increased $73 million (4.1 percent) in 2015, compared with 2014, driven by a $70 million (5.0 percent) increase in noninterest income, reflecting the impact of account growth, improved market conditions and lower fee waivers. Net interest income, on a taxable-equivalent basis, increased $3 million (0.8 percent) in 2015, compared with 2014, principally due to higher average loan and deposit balances, partially offset by a lower loan rates and a decrease in the margin benefit of corporate trust deposits.

Noninterest expense increased $72 million (5.2 percent) in 2015, compared with 2014. The increase in noninterest expense was primarily due to higher net shared services expense and higher compensation and employee benefits expenses primarily due to merit increases and increased pension costs, respectively.

Payment Services Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate, government and purchasing card services, consumer lines of credit and merchant processing. Payment Services contributed $1.2 billion of the Company’s net income in 2015, or an increase of $22 million (1.9 percent) compared with 2014. The increase was primarily due to higher net revenue, partially offset by higher noninterest expense and an increase in the provision for credit losses.

Net revenue increased $260 million (5.2 percent) in 2015, compared with 2014. Net interest income, on a taxable-equivalent basis, increased $181 million (10.3 percent) in 2015, compared with 2014, primarily driven by improved loan rates and higher average loan balances and fees. Noninterest income increased $79 million (2.4 percent) in 2015, compared with 2014, primarily due to an increase in credit and debit card revenue on higher transaction volumes, along with higher merchant processing services revenue, driven by increased transaction volumes and product fees and equipment sales to merchants related to new chip card technology requirements, partially offset by the impact of foreign currency rate changes.

Noninterest expense increased $210 million (8.6 percent) in 2015, compared with 2014, primarily due to higher net shared services and compensation and marketing expenses. The provision for credit losses increased $21 million (2.7 percent) in 2015, compared with 2014, primarily due to an unfavorable change in the reserve allocation due to loan growth. As a percentage of average loans outstanding, net charge-offs were 3.01 percent in 2015, compared with 3.11 percent in 2014.

Treasury and Corporate Support Treasury and Corporate Support includes the Company’s investment portfolios, most covered commercial and commercial real estate loans and related OREO, funding, capital management, interest rate risk management, income taxes not allocated to the business lines, including most investments in tax-advantaged projects, and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis. Treasury and Corporate Support recorded net income of $2.2 billion in 2015, compared with $1.9 billion in 2014.

Net revenue increased $87 million (2.9 percent) in 2015, compared with 2014. Net interest income, on a taxable-equivalent basis, increased $129 million (6.1 percent) in 2015, compared with 2014, principally due to growth in the investment securities portfolio. Noninterest income decreased $42 million (4.6 percent) in 2015, compared with 2014, primarily due to lower other income from Visa stock sales, the 2015 student loan market adjustment and the 2014 Nuveen gain, partially offset by the 2015 HSA deposit sale gain and higher commercial products revenue.

Noninterest expense decreased $403 million (37.1 percent) in 2015, compared with 2014, principally due to a reduction of reserves for losses allocated to the business lines, lower costs related to investments in tax-advantaged projects, the 2014 FHA DOJ settlement and lower charitable contributions, partially offset by higher compensation expense, reflecting the impact of merit increases and staffing for risk and compliance activities, and higher employee benefits expense, reflecting higher pension costs.

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

NON-GAAP FINANCIAL MEASURES

In addition to capital ratios defined by banking regulators, the Company considers various other measures when evaluating capital utilization and adequacy, including:

–	Tangible common equity to tangible assets,

–	Tangible common equity to risk-weighted assets,

–	Common equity tier 1 capital to risk-weighted assets estimated for the Basel III fully implemented standardized approach, and

–	Common equity tier 1 capital to risk-weighted assets estimated for the Basel III fully implemented advanced approaches.

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

The following table shows the Company’s calculation of these Non-GAAP financial measures:

At December 31 (Dollars in Millions)	2015	2014	2013	2012	2011
Total equity	$46,817	$44,168	$41,807	$40,267	$34,971
Preferred stock	(5,501)	(4,756)	(4,756)	(4,769)	(2,606)
Noncontrolling interests	(686)	(689)	(694)	(1,269)	(993)
Goodwill (net of deferred tax liability)(1)	(8,295)	(8,403)	(8,343)	(8,351)	(8,239)
Intangible assets, other than mortgage servicing rights	(838)	(824)	(849)	(1,006)	(1,217)

Tangible common equity(a)	31,497	29,496	27,165	24,872	21,916
Tangible common equity (as calculated above)	31,497	29,496	27,165	24,872	21,916
Adjustments(2)	67	172	224	126	450

Common equity tier 1 capital estimated for the Basel III fully implemented standardized and advanced approaches(3)(b)	31,564	29,668	27,389	24,998	22,366
Tier 1 capital, determined in accordance with prescribed regulatory requirements using Basel I definition			33,386	31,203	29,173
Trust preferred securities			–	–	(2,675)
Preferred stock			(4,756)	(4,769)	(2,606)
Noncontrolling interests, less preferred stock not eligible for Tier 1 capital			(688)	(685)	(687)

Tier 1 common equity using Basel 1 definition(c)			27,942	25,749	23,205
Total assets	421,853	402,529	364,021	353,855	340,122
Goodwill (net of deferred tax liability)(1)	(8,295)	(8,403)	(8,343)	(8,351)	(8,239)
Intangible assets, other than mortgage servicing rights	(838)	(824)	(849)	(1,006)	(1,217)

Tangible assets(d)	412,720	393,302	354,829	344,498	330,666
Risk-weighted assets, determined in accordance with prescribed transitional standardized approach regulatory requirements(4)(e)	341,360	317,398	297,919	287,611	271,333
Adjustments(5)	3,892	11,110	13,712	21,233	3,018

Risk-weighted assets estimated for the Basel III fully implemented standardized approach(3)(f)	345,252	328,508	311,631	308,844	274,351
Risk-weighted assets, determined in accordance with prescribed transitional advanced approaches regulatory requirements	261,668	248,596
Adjustments(6)	4,099	3,270

Risk-weighted assets estimated for the Basel III fully implemented advanced approaches(g)	265,767	251,866

Ratios
Tangible common equity to tangible assets(a)/(d)	7.6%	7.5%	7.7%	7.2%	6.6%
Tangible common equity to risk-weighted assets(a)/(e)	9.2	9.3	9.1	8.6	8.1
Tier 1 common equity to risk-weighted assets using Basel I definition(c)/(e)			9.4	9.0	8.6
Common equity tier 1 capital to risk-weighted assets estimated for the Basel III fully implemented standardized approach(b)/(f)(3)	9.1	9.0	8.8	8.1	8.2
Common equity tier 1 capital to risk-weighted assets estimated for the Basel III fully implemented advanced approaches(b)/(g)	11.9	11.8
(1)	Includes goodwill related to certain investments in unconsolidated financial institutions per prescribed regulatory requirements beginning March 31, 2014.
(2)	Includes net losses on cash flow hedges included in accumulated other comprehensive income (loss) and other adjustments.
(3)	December 31, 2015, 2014 and 2013, calculated using final rules for the Basel III fully implemented standardized approach; December 31, 2012, calculated using proposed rules for the Basel III fully implemented standardized approach released June 2012; December 31, 2011, calculated using proposed rules for the Basel III fully implemented standardized approach released prior to June 2012.
(4)	December 31, 2015 and 2014, calculated under the Basel III transitional standardized approach; all other periods calculated under Basel I.
(5)	Includes higher risk-weighting for unfunded loan commitments, investment securities, residential mortgages, MSRs and other adjustments.
(6)	Primarily reflects higher risk-weighting for MSRs.

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

Some factors considered in determining the appropriate allowance for credit losses are quantifiable while other factors require qualitative judgment. Management conducts an analysis with respect to the accuracy of risk ratings and the volatility of inherent losses, and utilizes this analysis along with qualitative factors that can affect the precision of credit loss estimates, including economic conditions, such as changes in unemployment or bankruptcy rates, and concentration risks, such as risks associated with specific industries, the housing market, and loans to highly leveraged enterprises, in determining the overall level of the allowance for credit losses. The Company’s determination of the allowance for commercial lending segment loans is sensitive to the assigned credit risk ratings and inherent loss rates at December 31, 2015. In the event that 10 percent of period ending loan balances (including unfunded commitments) within each risk category of this segment of the loan portfolio experienced downgrades of two risk categories, the allowance for credit losses would increase by approximately $236 million at December 31, 2015. The Company believes the allowance for credit losses appropriately considers the imprecision in estimating credit losses based on credit risk ratings and inherent loss rates but actual losses may differ from those estimates. In the event that inherent loss or estimated loss rates for commercial lending segment loans increased by 10 percent, the allowance for credit losses would increase by approximately $158 million at December 31, 2015. The Company’s determination of the allowance for consumer lending segment loans is sensitive to changes in estimated loss rates and estimated impairments on restructured loans. In the event that estimated losses for this segment of the loan portfolio increased by 10 percent, the allowance for credit losses would increase by approximately $183 million at December 31, 2015. Because several quantitative and qualitative factors are considered in determining the allowance for credit losses, these sensitivity analyses do not necessarily reflect the nature and extent of future changes in the allowance for credit losses. They are intended to provide insights into the impact of adverse changes in risk rating and inherent losses and do not imply any expectation of future deterioration in the risk rating or loss rates. Given current processes employed by the Company, management believes the risk ratings and inherent loss rates currently assigned are appropriate. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions that could be significant to the Company’s financial statements. Refer to the “Analysis and Determination of the Allowance for Credit Losses” section for further information.

Fair Value Estimates A portion of the Company’s assets and liabilities are carried at fair value on the Consolidated Balance Sheet, with changes in fair value recorded either through earnings or other comprehensive income (loss) in accordance with applicable accounting principles generally accepted in the United States. These include all of the

Company’s available-for-sale investment securities, derivatives and other trading instruments, MSRs and MLHFS. The estimation of fair value also affects other loans held for sale, which are recorded at the lower-of-cost-or-fair value. The determination of fair value is important for certain other assets that are periodically evaluated for impairment using fair value estimates including goodwill and other intangible assets, impaired loans, OREO and other repossessed assets.

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

On an ongoing basis, the accounting for purchased loans and related indemnification assets follows applicable authoritative accounting guidance for purchased non-impaired loans and purchased impaired loans. Refer to Notes 1 and 6 of the Notes to Consolidated Financial Statements for additional information. In addition, refer to the “Analysis and Determination of the Allowance for Credit Losses” section for information on the determination of the required allowance for credit losses, if any, for these loans.

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

The Company’s annual assessment of potential goodwill impairment was completed during the second quarter of 2015. Based on the results of this assessment, no goodwill impairment was recognized. The Company continues to monitor goodwill and other intangible assets for impairment indicators throughout the year.

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

The annual report of the Company’s management on internal control over financial reporting is provided on page 79. The attestation report of Ernst & Young LLP, the Company’s independent accountants, regarding the Company’s internal control over financial reporting is provided on page 81.

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

Management assessed the effectiveness of the Company’s system of internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control-Integrated Framework (2013 framework). Based on our assessment and those criteria, management believes the Company designed and maintained effective internal control over financial reporting as of December 31, 2015.

The Company’s independent accountants, Ernst & Young LLP, have been engaged to render an independent professional opinion on the financial statements and issue an attestation report on the Company’s internal control over financial reporting. Their opinion on the financial statements appearing on page 80 and their attestation on internal control over financial reporting appearing on page 81 are based on procedures conducted in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of U.S. Bancorp:

We have audited the accompanying consolidated balance sheets of U.S. Bancorp as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of U.S. Bancorp’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of U.S. Bancorp at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), U.S. Bancorp’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 25, 2016 expressed an unqualified opinion thereon.

Minneapolis, Minnesota

February 25, 2016

Report of Independent Registered Public Accounting Firm

on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of U.S. Bancorp:

We have audited U.S. Bancorp’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). U.S. Bancorp’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on U.S. Bancorp’s internal control over financial reporting based on our audit.

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

In our opinion, U.S. Bancorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of U.S. Bancorp as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015 and our report dated February 25, 2016 expressed an unqualified opinion thereon.

Minneapolis, Minnesota

February 25, 2016

Consolidated Financial Statements and Notes Table of Contents

U.S. Bancorp

Consolidated Balance Sheet

At December 31 (Dollars in Millions)	2015	2014

Assets
Cash and due from banks	$11,147	$10,654
Investment securities
Held-to-maturity (fair value $43,493 and $45,140, respectively; including $526 at fair value pledged as collateral at December 31, 2014)(a)	43,590	44,974
Available-for-sale ($1,018 and $330 pledged as collateral, respectively)(a)	61,997	56,069
Loans held for sale (including $3,110 and $4,774 of mortgage loans carried at fair value, respectively)	3,184	4,792
Loans
Commercial	88,402	80,377
Commercial real estate	42,137	42,795
Residential mortgages	53,496	51,619
Credit card	21,012	18,515
Other retail	51,206	49,264

Total loans, excluding covered loans	256,253	242,570
Covered loans	4,596	5,281

Total loans	260,849	247,851
Less allowance for loan losses	(3,863)	(4,039)

Net loans	256,986	243,812
Premises and equipment	2,513	2,618
Goodwill	9,361	9,389
Other intangible assets	3,350	3,162
Other assets (including $121 and $157 of trading securities at fair value pledged as collateral, respectively)(a)	29,725	27,059

Total assets	$421,853	$402,529

Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$83,766	$77,323
Interest-bearing(b)	216,634	205,410

Total deposits	300,400	282,733
Short-term borrowings	27,877	29,893
Long-term debt	32,078	32,260
Other liabilities	14,681	13,475

Total liabilities	375,036	358,361
Shareholders’ equity
Preferred stock	5,501	4,756
Common stock, par value $0.01 a share — authorized: 4,000,000,000 shares; issued: 2015 and 2014 —2,125,725,742 shares	21	21
Capital surplus	8,376	8,313
Retained earnings	46,377	42,530
Less cost of common stock in treasury: 2015 — 380,534,801 shares; 2014 — 339,859,034 shares	(13,125)	(11,245)
Accumulated other comprehensive income (loss)	(1,019)	(896)

Total U.S. Bancorp shareholders’ equity	46,131	43,479
Noncontrolling interests	686	689

Total equity	46,817	44,168

Total liabilities and equity	$421,853	$402,529
(a)	Includes only collateral pledged by the Company where counterparties have the right to sell or pledge the collateral.
(b)	lncludes time deposits greater than $250,000 balances of $2.6 billion and $5.0 billion at December 31, 2015 and 2014, respectively.
See	Notes to Consolidated Financial Statements.

U.S. Bancorp

Consolidated Statement of Income

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2015	2014	2013

Interest Income
Loans	$10,059	$10,113	$10,277
Loans held for sale	206	128	203
Investment securities	2,001	1,866	1,631
Other interest income	136	121	174

Total interest income	12,402	12,228	12,285

Interest Expense
Deposits	457	465	561
Short-term borrowings	245	263	353
Long-term debt	699	725	767

Total interest expense	1,401	1,453	1,681

Net interest income	11,001	10,775	10,604
Provision for credit losses	1,132	1,229	1,340

Net interest income after provision for credit losses	9,869	9,546	9,264

Noninterest Income
Credit and debit card revenue	1,070	1,021	965
Corporate payment products revenue	708	724	706
Merchant processing services	1,547	1,511	1,458
ATM processing services	318	321	327
Trust and investment management fees	1,321	1,252	1,139
Deposit service charges	702	693	670
Treasury management fees	561	545	538
Commercial products revenue	867	854	859
Mortgage banking revenue	906	1,009	1,356
Investment products fees	185	191	178
Securities gains (losses), net
Realized gains (losses), net	1	11	23
Total other-than-temporary impairment	(1)	(7)	(6)
Portion of other-than-temporary impairment recognized in other comprehensive income	–	(1)	(8)

Total securities gains (losses), net	–	3	9
Other	907	1,040	569

Total noninterest income	9,092	9,164	8,774

Noninterest Expense
Compensation	4,812	4,523	4,371
Employee benefits	1,167	1,041	1,140
Net occupancy and equipment	991	987	949
Professional services	423	414	381
Marketing and business development	361	382	357
Technology and communications	887	863	848
Postage, printing and supplies	297	328	310
Other intangibles	174	199	223
Other	1,819	1,978	1,695

Total noninterest expense	10,931	10,715	10,274

Income before income taxes	8,030	7,995	7,764
Applicable income taxes	2,097	2,087	2,032

Net income	5,933	5,908	5,732
Net (income) loss attributable to noncontrolling interests	(54)	(57)	104

Net income attributable to U.S. Bancorp	$5,879	$5,851	$5,836

Net income applicable to U.S. Bancorp common shareholders	$5,608	$5,583	$5,552

Earnings per common share	$3.18	$3.10	$3.02
Diluted earnings per common share	$3.16	$3.08	$3.00
Dividends declared per common share	$1.010	$.965	$.885
Average common shares outstanding	1,764	1,803	1,839
Average diluted common shares outstanding	1,772	1,813	1,849
See	Notes to Consolidated Financial Statements.

U.S. Bancorp

Consolidated Statement of Comprehensive Income

Year Ended December 31 (Dollars in Millions)	2015	2014	2013
Net income	$5,933	$5,908	$5,732

Other Comprehensive Income (Loss)
Changes in unrealized gains and losses on securities available-for-sale	(457)	764	(1,223)
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	–	1	8
Changes in unrealized gains and losses on derivative hedges	(25)	(41)	37
Foreign currency translation	20	(4)	(34)
Changes in unrealized gains and losses on retirement plans	(142)	(733)	590
Reclassification to earnings of realized gains and losses	393	297	373
Income taxes related to other comprehensive income (loss)	88	(109)	101

Total other comprehensive income (loss)	(123)	175	(148)

Comprehensive income	5,810	6,083	5,584
Comprehensive (income) loss attributable to noncontrolling interests	(54)	(57)	104

Comprehensive income attributable to U.S. Bancorp	$5,756	$6,026	$5,688
See	Notes to Consolidated Financial Statements.

U.S. Bancorp

Consolidated Statement of Shareholders’ Equity

	U.S. Bancorp Shareholders
(Dollars and Shares in Millions)	Common Shares Outstanding	Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total U.S. Bancorp Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance December 31, 2012	1,869	$4,769	$21	$8,201	$34,720	$(7,790)	$(923)	$38,998	$1,269	$40,267
Net income (loss)					5,836			5,836	(104)	5,732
Other comprehensive income (loss)							(148)	(148)		(148)
Redemption of preferred stock		(500)		8	(8)			(500)		(500)
Preferred stock dividends					(250)			(250)		(250)
Common stock dividends					(1,631)			(1,631)		(1,631)
Issuance of preferred stock		487						487		487
Issuance of common and treasury stock	21			(100)		650		550		550
Purchase of treasury stock	(65)					(2,336)		(2,336)		(2,336)
Distributions to noncontrolling interests								–	(62)	(62)
Net other changes in noncontrolling interests								–	(409)	(409)
Stock option and restricted stock grants				107				107		107

Balance December 31, 2013	1,825	$4,756	$21	$8,216	$38,667	$(9,476)	$(1,071)	$41,113	$694	$41,807

Net income (loss)					5,851			5,851	57	5,908
Other comprehensive income (loss)							175	175		175
Preferred stock dividends					(243)			(243)		(243)
Common stock dividends					(1,745)			(1,745)		(1,745)
Issuance of common and treasury stock	15			(13)		493		480		480
Purchase of treasury stock	(54)					(2,262)		(2,262)		(2,262)
Distributions to noncontrolling interests								–	(59)	(59)
Net other changes in noncontrolling interests								–	(3)	(3)
Stock option and restricted stock grants				110				110		110

Balance December 31, 2014	1,786	$4,756	$21	$8,313	$42,530	$(11,245)	$(896)	$43,479	$689	$44,168

Net income (loss)					5,879			5,879	54	5,933
Other comprehensive income (loss)							(123)	(123)		(123)
Preferred stock dividends					(247)			(247)		(247)
Common stock dividends					(1,785)			(1,785)		(1,785)
Issuance of preferred stock		745						745		745
Issuance of common and treasury stock	11			(55)		366		311		311
Purchase of treasury stock	(52)					(2,246)		(2,246)		(2,246)
Distributions to noncontrolling interests								–	(55)	(55)
Net other changes in noncontrolling interests								–	(2)	(2)
Stock option and restricted stock grants				118				118		118

Balance December 31, 2015	1,745	$5,501	$21	$8,376	$46,377	$(13,125)	$(1,019)	$46,131	$686	$46,817
See	Notes to Consolidated Financial Statements.

U.S. Bancorp

Consolidated Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2015	2014	2013

Operating Activities
Net income attributable to U.S. Bancorp	$5,879	$5,851	$5,836
Adjustments to reconcile net income to net cash provided by operating activities
Provision for credit losses	1,132	1,229	1,340
Depreciation and amortization of premises and equipment	307	302	297
Amortization of intangibles	174	199	223
(Gain) loss on sale of loans held for sale	(993)	(801)	(1,044)
(Gain) loss on sale of securities and other assets	(403)	(595)	(74)
Loans originated for sale in the secondary market, net of repayments	(43,312)	(30,858)	(56,698)
Proceeds from sales of loans held for sale	45,211	29,962	61,681
Other, net	787	43	(115)

Net cash provided by operating activities	8,782	5,332	11,446

Investing Activities
Proceeds from sales of available-for-sale investment securities	690	475	947
Proceeds from maturities of held-to-maturity investment securities	10,567	9,479	8,587
Proceeds from maturities of available-for-sale investment securities	13,395	7,212	10,147
Purchases of held-to-maturity investment securities	(9,234)	(15,597)	(13,218)
Purchases of available-for-sale investment securities	(20,502)	(21,752)	(13,146)
Net increase in loans outstanding	(11,788)	(12,873)	(12,331)
Proceeds from sales of loans	1,723	1,657	819
Purchases of loans	(4,475)	(2,355)	(2,468)
Acquisitions, net of cash acquired	–	3,436	(58)
Other, net	(1,526)	506	(303)

Net cash used in investing activities	(21,150)	(29,812)	(21,024)

Financing Activities
Net increase in deposits	18,290	15,822	12,940
Net (decrease) increase in short-term borrowings	(2,016)	2,285	1,306
Proceeds from issuance of long-term debt	5,067	16,394	2,041
Principal payments or redemption of long-term debt	(5,311)	(4,128)	(2,883)
Proceeds from issuance of preferred stock	745	–	487
Proceeds from issuance of common stock	295	453	524
Redemption of preferred stock	–	–	(500)
Repurchase of common stock	(2,190)	(2,200)	(2,282)
Cash dividends paid on preferred stock	(242)	(243)	(254)
Cash dividends paid on common stock	(1,777)	(1,726)	(1,576)

Net cash provided by financing activities	12,861	26,657	9,803

Change in cash and due from banks	493	2,177	225
Cash and due from banks at beginning of year	10,654	8,477	8,252

Cash and due from banks at end of year	$11,147	$10,654	$8,477

Supplemental Cash Flow Disclosures
Cash paid for income taxes	$742	$748	$812
Cash paid for interest	1,434	1,476	1,759
Net noncash transfers to foreclosed property	204	199	323
Acquisitions
Assets (sold) acquired	$–	$1,376	$126
Liabilities sold (assumed)	–	(4,797)	(24)

Net	$–	$(3,421)	$102

See Notes to Consolidated Financial Statements.

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

Uses of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual experience could differ from those estimates.

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

Consumer and Small Business Banking Consumer and Small Business Banking delivers products and services through banking offices, telephone servicing and sales, on-line services, direct mail, ATM processing and mobile devices, such as mobile phones and tablet computers. It encompasses community banking, metropolitan banking and indirect lending, as well as mortgage banking.

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

Treasury and Corporate Support Treasury and Corporate Support includes the Company’s investment portfolios, most covered commercial and commercial real estate loans and related other real estate owned (“OREO”), funding, capital management, interest rate risk management, income taxes not allocated to business lines, including most investments in tax-advantaged projects, and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis.

Segment Results Accounting policies for the lines of business are the same as those used in preparation of the consolidated financial statements with respect to activities specifically attributable to each business line. However, the preparation of business line results requires management to allocate funding costs and benefits, expenses and other financial elements to each line of business. For details of these methodologies and segment results, see “Basis for Financial Presentation” and Table 25 “Line of Business Financial Performance” included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

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

Commitments to Extend Credit Unfunded commitments for residential mortgage loans intended to be held for sale are considered derivatives and recorded on the balance sheet at fair value with changes in fair value recorded in income. All other unfunded loan commitments are not considered derivatives and are not reported on the balance sheet. For loans purchased after January 1, 2009, the fair value of the unfunded credit commitments is generally considered in the determination of the fair value of the loans recorded at the date of acquisition. Reserves for credit exposure on all other unfunded credit commitments are recorded in other liabilities.

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

The allowance recorded for loans in the commercial lending segment is based on reviews of individual credit relationships and considers the migration analysis of commercial lending segment loans and actual loss experience. In the migration analysis applied to risk rated loan portfolios, the Company currently examines up to a 15-year period of loss experience. For each loan type, this historical loss experience is adjusted as necessary to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices or economic conditions. The results of the analysis are evaluated quarterly to confirm an appropriate historical time frame is selected for each commercial loan type. The allowance recorded for impaired loans greater than $5 million in the commercial lending segment is based on an individual loan analysis utilizing expected cash flows discounted using the original effective interest rate, the observable market price of the loan, or the fair value of the collateral, less selling costs, for collateral-dependent loans, rather than the migration analysis. The allowance recorded for all other commercial lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, bankruptcy experience, portfolio growth and historical losses, adjusted for current trends. The Company also considers the impacts of any loan modifications made to commercial lending segment loans and any subsequent payment defaults to its expectations of cash flows, principal balance, and current expectations about the borrower’s ability to pay in determining the allowance for credit losses.

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

The Company’s methodology for determining the appropriate allowance for credit losses for each loan segment also considers the imprecision inherent in the methodologies used. As a result, in addition to the amounts determined under the methodologies described above, management also considers the potential impact of other qualitative factors which include, but are not limited to, economic factors; geographic and other concentration risks; delinquency and nonaccrual trends; current business conditions; changes in lending policy, underwriting standards, internal review and other relevant business practices; and the regulatory environment. The consideration of these items results in adjustments to allowance amounts included in the Company’s allowance for credit losses for each of the above loan segments.

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

Other Real Estate OREO is included in other assets, and is property acquired through foreclosure or other proceedings on defaulted loans. OREO is initially recorded at fair value, less estimated selling costs. The fair value of OREO is evaluated regularly and any decreases in value along with holding costs, such as taxes and insurance, are reported in noninterest expense.

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

Where an election is made to carry the LHFS at fair value, any change in fair value is recognized in noninterest income. Where an election is made to carry LHFS at lower-of-cost-or-fair value, any further decreases are recognized in noninterest income and increases in fair value above the loan cost basis are not recognized until the loans are sold. Fair value elections are made at the time of origination or purchase based on the Company’s fair value election policy. The Company has elected fair value accounting for substantially all its mortgage loans held for sale (“MLHFS”).

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

Income Taxes Deferred taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting carrying amounts. The Company uses the deferral method of accounting on investments that generate investment tax credits. Under this method, the investment tax credits are recognized as a reduction to the related asset. Beginning January 1, 2014, the Company presents the expense on certain qualified affordable housing investments in tax expense rather than noninterest expense.

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

NOTE 2 ACCOUNTING CHANGES

Revenue Recognition In May 2014, the Financial Accounting Standards Board (“FASB”) issued accounting guidance, originally effective for the Company on January 1, 2017, related to revenue recognition from contracts with customers. In August 2015, the FASB delayed the effective date of this guidance by one year, resulting in it becoming effective for the Company on January 1, 2018.

This guidance amends certain currently existing revenue recognition accounting guidance and allows for either retrospective application to all periods presented or a modified retrospective approach where the guidance would only be applied to existing contracts in effect at the adoption date and new contracts going forward. The Company is currently evaluating the impact of this guidance under the modified retrospective approach and expects the adoption will not be material to its financial statements.

Consolidation In February 2015, the FASB issued accounting guidance, effective for the Company on January 1, 2016, related to the analysis required by organizations to evaluate whether they should consolidate certain legal entities. The Company expects the adoption of this guidance will not be material to its financial statements.

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

NOTE 4 RESTRICTIONS ON CASH AND DUE FROM BANKS

Banking regulators require bank subsidiaries to maintain minimum average reserve balances, either in the form of cash or reserve balances held with central banks or other financial institutions. The amount of required reserve balances were approximately $2.2 billion and $2.0 billion at December 31, 2015 and 2014, respectively, and primarily represent those required to be held at the Federal Reserve Bank. At December 31, 2015 and 2014, the Company held $3.3 billion and $4.4 billion, respectively, of balances at the Federal Reserve Bank and other financial institutions to meet these requirements. These balances are included in cash and due from banks on the Consolidated Balance Sheet.

NOTE 5 INVESTMENT SECURITIES

The amortized cost, other-than-temporary impairment recorded in other comprehensive income (loss), gross unrealized holding gains and losses, and fair value of held-to-maturity and available-for-sale investment securities at December 31 were as follows:

	2015					2014
			Unrealized Losses					Unrealized Losses
(Dollars in Millions)	Amortized Cost	Unrealized Gains	Other-than- Temporary(e)	Other(f)	Fair Value	Amortized Cost	Unrealized Gains	Other-than- Temporary(e)	Other(f)	Fair Value
Held-to-maturity(a)
U.S. Treasury and agencies	$2,925	$14	$–	$(20)	$2,919	$2,717	$15	$–	$(18)	$2,714
Mortgage-backed securities
Residential
Agency	40,619	175	–	(273)	40,521	42,204	335	–	(176)	42,363
Non-agency non-prime(d)	1	–	–	–	1	1	–	–	–	1
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	–	6	–	–	6	–	7	–	–	7
Other	10	3	–	–	13	13	4	–	–	17
Obligations of state and political subdivisions	8	1	–	(1)	8	9	1	–	(1)	9
Obligations of foreign governments	9	–	–	–	9	9	–	–	–	9
Other debt securities	18	–	–	(2)	16	21	–	–	(1)	20
Total held-to-maturity	$43,590	$199	$–	$(296)	$43,493	$44,974	$362	$–	$(196)	$45,140
Available-for-sale(b)
U.S. Treasury and agencies	$4,611	$12	$–	$(27)	$4,596	$2,622	$14	$–	$(4)	$2,632
Mortgage-backed securities
Residential
Agency	50,056	384	–	(364)	50,076	44,668	593	–	(244)	45,017
Non-agency
Prime(c)	316	6	(3)	(1)	318	399	9	(2)	(1)	405
Non-prime(d)	221	20	(1)	–	240	261	20	(1)	–	280
Commercial agency	52	–	–	–	52	112	3	–	–	115
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	16	3	–	–	19	18	4	–	–	22
Other	532	9	–	–	541	607	13	–	(1)	619
Obligations of state and political subdivisions	5,149	169	–	(2)	5,316	5,604	265	–	(1)	5,868
Obligations of foreign governments	–	–	–	–	–	6	–	–	–	6
Corporate debt securities	677	3	–	(70)	610	690	3	–	(79)	614
Perpetual preferred securities	153	20	–	(12)	161	200	27	–	(10)	217
Other investments	34	34	–	–	68	245	29	–	–	274
Total available-for-sale	$61,817	$660	$(4)	$(476)	$61,997	$55,432	$980	$(3)	$(340)	$56,069
(a)	Held-to-maturity investment securities are carried at historical cost or at fair value at the time of transfer from the available-for-sale to held-to-maturity category, adjusted for amortization of premiums and accretion of discounts and credit-related other-than-temporary impairment.
(b)	Available-for-sale investment securities are carried at fair value with unrealized net gains or losses reported within accumulated other comprehensive income (loss) in shareholders’ equity.
(c)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads). When the Company determines the designation, prime securities typically have a weighted average credit score of 725 or higher and a loan-to-value of 80 percent or lower; however, other pool characteristics may result in designations that deviate from these credit score and loan-to-value thresholds.
(d)	Includes all securities not meeting the conditions to be designated as prime.
(e)	Represents impairment not related to credit for those investment securities that have been determined to be other-than-temporarily impaired.
(f)	Represents unrealized losses on investment securities that have not been determined to be other-than-temporarily impaired.

The weighted-average maturity of the available-for-sale investment securities was 4.7 years at December 31, 2015, compared with 4.3 years at December 31, 2014. The corresponding weighted-average yields were 2.21 percent and 2.32 percent, respectively. The weighted-average maturity of the held-to-maturity investment securities was 4.2 years at December 31, 2015, and 4.0 years at December 31, 2014. The corresponding weighted-average yields were both 1.92 percent, respectively.

For amortized cost, fair value and yield by maturity date of held-to-maturity and available-for-sale investment securities outstanding at December 31, 2015, refer to Table 13 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

Investment securities with a fair value of $13.1 billion at December 31, 2015, and $12.6 billion at December 31, 2014, were pledged to secure public, private and trust deposits, repurchase agreements and for other purposes required by contractual obligation or law. Included in these amounts were securities where the Company and certain counterparties have agreements granting the counterparties the right to sell or pledge the securities. Investment securities securing these types of arrangements had a fair value of $1.0 billion at December 31, 2015, and $856 million at December 31, 2014.

The following table provides information about the amount of interest income from taxable and non-taxable investment securities:

Year Ended December 31 (Dollars in Millions)	2015	2014	2013
Taxable	$1,778	$1,634	$1,375
Non-taxable	223	232	256
Total interest income from investment securities	$2,001	$1,866	$1,631

The following table provides information about the amount of gross gains and losses realized through the sales of available-for-sale investment securities:

Year Ended December 31 (Dollars in Millions)	2015	2014	2013
Realized gains	$7	$11	$23
Realized losses	(6)	–	–
Net realized gains (losses)	$1	$11	$23
Income tax (benefit) on net realized gains (losses)	$–	$4	$9

The Company conducts a regular assessment of its investment securities with unrealized losses to determine whether investment securities are other-than-temporarily impaired considering, among other factors, the nature of the investment securities, credit ratings or financial condition of the issuer, the extent and duration of the unrealized loss, expected cash flows of underlying collateral, the existence of any government or agency guarantees, market conditions and whether the Company intends to sell or it is more likely than not the Company will be required to sell the investment securities. The Company determines other-than-temporary impairment recorded in earnings for debt securities not intended to be sold by estimating the future cash flows of each individual investment security, using market information where available, and discounting the cash flows at the original effective rate of the investment security. Other-than-temporary impairment recorded in other comprehensive income (loss) is measured as the difference between that discounted amount and the fair value of each investment security. The total amount of other-than-temporary impairment recorded was immaterial for the years ended December 31, 2015, 2014 and 2013.

Changes in the credit losses on debt securities are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2015	2014	2013
Balance at beginning of period	$101	$116	$134
Additions to Credit Losses Due to Other-than-temporary Impairments
Decreases in expected cash flows on securities for which other-than-temporary impairment was previously recognized	1	3	14
Total other-than-temporary impairment on debt securities	1	3	14
Other Changes in Credit Losses
Increases in expected cash flows	(3)	(5)	(2)
Realized losses(a)	(15)	(13)	(23)
Credit losses on security sales and securities expected to be sold	–	–	(7)
Balance at end of period	$84	$101	$116
(a)	Primarily represents principal losses allocated to mortgage and asset-backed securities in the Company’s portfolio under the terms of the securitization transaction documents.

At December 31, 2015, certain investment securities had a fair value below amortized cost. The following table shows the gross unrealized losses and fair value of the Company’s investment securities with unrealized losses, aggregated by investment category and length of time the individual investment securities have been in continuous unrealized loss positions, at December 31, 2015:

	Less Than 12 Months		12 Months or Greater		Total
(Dollars in Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Held-to-maturity
U.S. Treasury and agencies	$1,306	$(19)	$60	$(1)	$1,366	$(20)
Residential agency mortgage-backed securities	17,819	(150)	4,156	(123)	21,975	(273)
Other asset-backed securities	–	–	6	–	6	–
Obligations of state and political subdivisions	–	–	2	(1)	2	(1)
Other debt securities	–	–	17	(2)	17	(2)
Total held-to-maturity	$19,125	$(169)	$4,241	$(127)	$23,366	$(296)
Available-for-sale
U.S. Treasury and agencies	$2,919	$(27)	$8	$–	$2,927	$(27)
Residential mortgage-backed securities
Agency	18,603	(171)	6,267	(193)	24,870	(364)
Non-agency(a)
Prime(b)	59	(1)	107	(3)	166	(4)
Non-prime(c)	–	–	17	(1)	17	(1)
Other asset-backed securities	–	–	2	–	2	–
Obligations of state and political subdivisions	35	–	62	(2)	97	(2)
Corporate debt securities	–	–	425	(70)	425	(70)
Perpetual preferred securities	–	–	73	(12)	73	(12)
Other investments	1	–	–	–	1	–
Total available-for-sale	$21,617	$(199)	$6,961	$(281)	$28,578	$(480)
(a)	The Company had $5 million of unrealized losses on residential non-agency mortgage-backed securities. Credit-related other-than-temporary impairment on these securities may occur if there is further deterioration in the underlying collateral pool performance. Borrower defaults may increase if economic conditions worsen. Additionally, deterioration in home prices may increase the severity of projected losses.
(b)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(c)	Includes all securities not meeting the conditions to be designated as prime.

The Company does not consider these unrealized losses to be credit-related. These unrealized losses primarily relate to changes in interest rates and market spreads subsequent to purchase. A substantial portion of investment securities that have unrealized losses are either corporate debt issued with high investment grade credit ratings or agency mortgage-backed securities. In general, the issuers of the investment securities are contractually prohibited from prepayment at less than par, and the Company did not pay significant purchase premiums for these investment securities. At December 31, 2015, the Company had no plans to sell investment securities with unrealized losses, and believes it is more likely than not it would not be required to sell such investment securities before recovery of their amortized cost.

NOTE 6 LOANS AND ALLOWANCE FOR CREDIT LOSSES

The composition of the loan portfolio at December 31, disaggregated by class and underlying specific portfolio type, was as follows:

(Dollars in Millions)	2015	2014

Commercial
Commercial	$83,116	$74,996
Lease financing	5,286	5,381

Total commercial	88,402	80,377

Commercial Real Estate
Commercial mortgages	31,773	33,360
Construction and development	10,364	9,435

Total commercial real estate	42,137	42,795

Residential Mortgages
Residential mortgages	40,425	38,598
Home equity loans, first liens	13,071	13,021

Total residential mortgages	53,496	51,619

Credit Card	21,012	18,515

Other Retail
Retail leasing	5,232	5,871
Home equity and second mortgages	16,384	15,916
Revolving credit	3,354	3,309
Installment	7,030	6,242
Automobile	16,587	14,822
Student	2,619	3,104

Total other retail	51,206	49,264

Total loans, excluding covered loans	256,253	242,570
Covered Loans	4,596	5,281

Total loans	$260,849	$247,851

The Company had loans of $78.1 billion at December 31, 2015, and $79.8 billion at December 31, 2014, pledged at the Federal Home Loan Bank, and loans of $63.4 billion at December 31, 2015, and $61.8 billion at December 31, 2014, pledged at the Federal Reserve Bank.

The majority of the Company’s loans are to borrowers in the states in which it has Consumer and Small Business Banking offices. Collateral for commercial loans may include marketable securities, accounts receivable, inventory and equipment. For details of the Company’s commercial portfolio by industry group and geography as of December 31, 2015 and 2014, see Table 7 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

For detail of the Company’s commercial real estate portfolio by property type and geography as of December 31, 2015 and 2014, see Table 8 included in Management’s

Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements. Such loans are collateralized by the related property.

Originated loans are reported at the principal amount outstanding, net of unearned interest and deferred fees and costs. Net unearned interest and deferred fees and costs amounted to $550 million at December 31, 2015, and $574 million at December 31, 2014. All purchased loans and related indemnification assets are recorded at fair value at the date of purchase. The Company evaluates purchased loans for impairment at the date of purchase in accordance with applicable authoritative accounting guidance. Purchased loans with evidence of credit deterioration since origination for which it is probable that all contractually required payments will not be collected are considered “purchased impaired loans.” All other purchased loans are considered “purchased nonimpaired loans.”

Changes in the accretable balance for purchased impaired loans for the years ended December 31, were as follows:

(Dollars in Millions)	2015	2014	2013
Balance at beginning of period	$1,309	$1,655	$1,709
Accretion	(382)	(441)	(499)
Disposals	(132)	(131)	(172)
Reclassifications from nonaccretable difference(a)	163	229	258
Other(b)	(1)	(3)	359

Balance at end of period	$957	$1,309	$1,655
(a)	Primarily relates to changes in expected credit performance.
(b)	The amount for the year ended December 31, 2013, primarily represents the reclassification of unamortized decreases in the FDIC asset, partially offset by the impact of changes in expectations about retaining covered single-family loans beyond the term of the indemnification agreements.

Allowance for Credit Losses The allowance for credit losses reserves for probable and estimable losses incurred in the Company’s loan and lease portfolio, including unfunded credit commitments, and includes certain amounts that do not represent loss exposure to the Company because those losses are recoverable under loss sharing agreements with the FDIC.

Activity in the allowance for credit losses by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans, Excluding Covered Loans	Covered Loans	Total Loans
Balance at December 31, 2014	$1,146	$726	$787	$880	$771	$4,310	$65	$4,375
Add
Provision for credit losses	361	(30)	(47)	654	193	1,131	1	1,132
Deduct
Loans charged off	314	22	135	726	319	1,516	–	1,516
Less recoveries of loans charged off	(95)	(50)	(26)	(75)	(98)	(344)	–	(344)

Net loans charged off	219	(28)	109	651	221	1,172	–	1,172
Other changes(a)	(1)	–	–	–	–	(1)	(28)	(29)

Balance at December 31, 2015	$1,287	$724	$631	$883	$743	$4,268	$38	$4,306

Balance at December 31, 2013	$1,075	$776	$875	$884	$781	$4,391	$146	$4,537
Add
Provision for credit losses	266	(63)	107	657	278	1,245	(16)	1,229
Deduct
Loans charged off	305	36	216	725	384	1,666	13	1,679
Less recoveries of loans charged off	(110)	(49)	(21)	(67)	(96)	(343)	(2)	(345)

Net loans charged off	195	(13)	195	658	288	1,323	11	1,334
Other changes(a)	–	–	–	(3)	–	(3)	(54)	(57)

Balance at December 31, 2014	$1,146	$726	$787	$880	$771	$4,310	$65	$4,375

Balance at December 31, 2012	$1,051	$857	$935	$863	$848	$4,554	$179	$4,733
Add
Provision for credit losses	144	(114)	212	677	351	1,270	70	1,340
Deduct
Loans charged off	246	92	297	739	523	1,897	37	1,934
Less recoveries of loans charged off	(126)	(125)	(25)	(83)	(105)	(464)	(5)	(469)

Net loans charged off	120	(33)	272	656	418	1,433	32	1,465
Other changes(a)	–	–	–	–	–	–	(71)	(71)

Balance at December 31, 2013	$1,075	$776	$875	$884	$781	$4,391	$146	$4,537
(a)	Includes net changes in credit losses to be reimbursed by the FDIC and reductions in the allowance for covered loans where the reversal of a previously recorded allowance was offset by an associated decrease in the indemnification asset, and the impact of any loan sales.

Additional detail of the allowance for credit losses by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans, Excluding Covered Loans	Covered Loans	Total Loans

Allowance Balance at December 31, 2015 Related to
Loans individually evaluated for impairment(a)	$11	$2	$–	$–	$–	$13	$–	$13
TDRs collectively evaluated for impairment	10	7	236	57	33	343	2	345
Other loans collectively evaluated for impairment	1,266	703	395	826	710	3,900	–	3,900
Loans acquired with deteriorated credit quality	–	12	–	–	–	12	36	48

Total allowance for credit losses	$1,287	$724	$631	$883	$743	$4,268	$38	$4,306

Allowance Balance at December 31, 2014 Related to
Loans individually evaluated for impairment(a)	$5	$4	$–	$–	$–	$9	$–	$9
TDRs collectively evaluated for impairment	12	12	319	61	41	445	4	449
Other loans collectively evaluated for impairment	1,129	678	468	819	730	3,824	1	3,825
Loans acquired with deteriorated credit quality	–	32	–	–	–	32	60	92

Total allowance for credit losses	$1,146	$726	$787	$880	$771	$4,310	$65	$4,375
(a)	Represents the allowance for credit losses related to loans greater than $5 million classified as nonperforming or TDRs.

Additional detail of loan balances by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans, Excluding Covered Loans	Covered Loans(b)	Total Loans

December 31, 2015
Loans individually evaluated for impairment(a)	$336	$41	$13	$–	$–	$390	$–	$390
TDRs collectively evaluated for impairment	138	235	4,241	210	211	5,035	35	5,070
Other loans collectively evaluated for impairment	87,927	41,566	49,241	20,802	50,995	250,531	2,059	252,590
Loans acquired with deteriorated credit quality	1	295	1	–	–	297	2,502	2,799

Total loans	$88,402	$42,137	$53,496	$21,012	$51,206	$256,253	$4,596	$260,849

December 31, 2014
Loans individually evaluated for impairment(a)	$159	$128	$12	$–	$–	$299	$–	$299
TDRs collectively evaluated for impairment	124	393	4,653	240	237	5,647	34	5,681
Other loans collectively evaluated for impairment	80,093	41,744	46,953	18,275	49,027	236,092	2,463	238,555
Loans acquired with deteriorated credit quality	1	530	1	–	–	532	2,784	3,316

Total loans	$80,377	$42,795	$51,619	$18,515	$49,264	$242,570	$5,281	$247,851
(a)	Represents loans greater than $5 million classified as nonperforming or TDRs.
(b)	Includes expected reimbursements from the FDIC under loss sharing agreements.

Credit Quality The quality of the Company’s loan portfolios is assessed as a function of net credit losses, levels of nonperforming assets and delinquencies, and credit quality ratings as defined by the Company. These credit quality ratings are an important part of the Company’s overall credit risk management and evaluation of its allowance for credit losses.

The following table provides a summary of loans by portfolio class, including the delinquency status of those that continue to accrue interest, and those that are nonperforming:

	Accruing
(Dollars in Millions)	Current	30-89 Days Past Due	90 Days or More Past Due	Nonperforming	Total

December 31, 2015
Commercial	$87,863	$317	$48	$174	$88,402
Commercial real estate	41,907	89	14	127	42,137
Residential mortgages(a)	52,438	170	176	712	53,496
Credit card	20,532	243	228	9	21,012
Other retail	50,745	224	75	162	51,206

Total loans, excluding covered loans	253,485	1,043	541	1,184	256,253
Covered loans	4,236	62	290	8	4,596

Total loans	$257,721	$1,105	$831	$1,192	$260,849

December 31, 2014
Commercial	$79,977	$247	$41	$112	$80,377
Commercial real estate	42,406	110	20	259	42,795
Residential mortgages(a)	50,330	221	204	864	51,619
Credit card	18,046	229	210	30	18,515
Other retail	48,764	238	75	187	49,264

Total loans, excluding covered loans	239,523	1,045	550	1,452	242,570
Covered loans	4,804	68	395	14	5,281

Total loans	$244,327	$1,113	$945	$1,466	$247,851
(a)	At December 31, 2015, $320 million of loans 30–89 days past due and $2.9 billion of loans 90 days or more past due purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs, were classified as current, compared with $431 million and $3.1 billion at December 31, 2014, respectively.

Total nonperforming assets include nonaccrual loans, restructured loans not performing in accordance with modified terms, other real estate and other nonperforming assets owned by the Company. For details of the Company’s nonperforming assets as of December 31, 2015 and 2014, see Table 16 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

At December 31, 2015, the amount of foreclosed residential real estate held by the Company, and included in OREO, was $282 million ($250 million excluding covered assets), compared with $270 million ($233 million excluding covered assets) at December 31, 2014. This excludes $535 million and $641 million at December 31, 2015 and 2014, respectively, of foreclosed residential real estate related to mortgage loans whose payments are primarily insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. In addition, the amount of residential mortgage loans secured by residential real estate in the process of foreclosure at December 31, 2015 and 2014, was $2.6 billion and $2.9 billion, respectively, of which $1.9 billion and $2.1 billion, respectively, related to loans purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs.

The following table provides a summary of loans by portfolio class and the Company’s internal credit quality rating:

		Criticized
(Dollars in Millions)	Pass	Special Mention	Classified(a)	Total Criticized	Total

December 31, 2015
Commercial(b)	$85,206	$1,629	$1,567	$3,196	$88,402
Commercial real estate	41,079	365	693	1,058	42,137
Residential mortgages(c)	52,548	2	946	948	53,496
Credit card	20,775	–	237	237	21,012
Other retail	50,899	6	301	307	51,206

Total loans, excluding covered loans	250,507	2,002	3,744	5,746	256,253
Covered loans	4,507	–	89	89	4,596

Total loans	$255,014	$2,002	$3,833	$5,835	$260,849

Total outstanding commitments	$539,614	$3,945	$4,845	$8,790	$548,404

December 31, 2014
Commercial(b)	$78,409	$1,204	$764	$1,968	$80,377
Commercial real estate	41,322	451	1,022	1,473	42,795
Residential mortgages(c)	50,479	5	1,135	1,140	51,619
Credit card	18,275	–	240	240	18,515
Other retail	48,932	20	312	332	49,264

Total loans, excluding covered loans	237,417	1,680	3,473	5,153	242,570
Covered loans	5,164	–	117	117	5,281

Total loans	$242,581	$1,680	$3,590	$5,270	$247,851

Total outstanding commitments	$501,535	$2,964	$4,179	$7,143	$508,678
(a)	Classified rating on consumer loans primarily based on delinquency status.
(b)	At December 31, 2015, $1.1 billion of loans to customers in energy-related businesses had a special mention or classified rating, compared with $122 million at December 31, 2014.
(c)	At December 31, 2015, $2.9 billion of GNMA loans 90 days or more past due and $1.9 billion of restructured GNMA loans whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs were classified with a pass rating, compared with $3.1 billion and $2.2 billion at December 31, 2014, respectively.

For all loan classes, a loan is considered to be impaired when, based on current events or information, it is probable the Company will be unable to collect all amounts due per the contractual terms of the loan agreement. A summary of impaired loans, which include all nonaccrual and TDR loans, by portfolio class was as follows:

(Dollars in Millions)	Period-end Recorded Investment(a)	Unpaid Principal Balance	Valuation Allowance	Commitments to Lend Additional Funds

December 31, 2015
Commercial	$520	$1,110	$25	$154
Commercial real estate	336	847	11	1
Residential mortgages	2,575	3,248	199	–
Credit card	210	210	57	–
Other retail	309	503	35	4

Total loans, excluding GNMA and covered loans	3,950	5,918	327	159
Loans purchased from GNMA mortgage pools	1,913	1,913	40	–
Covered loans	39	48	2	1

Total	$5,902	$7,879	$369	$160

December 31, 2014
Commercial	$329	$769	$21	$51
Commercial real estate	624	1,250	23	18
Residential mortgages	2,730	3,495	273	–
Credit card	240	240	61	–
Other retail	361	570	44	4

Total loans, excluding GNMA and covered loans	4,284	6,324	422	73
Loans purchased from GNMA mortgage pools	2,244	2,244	50	–
Covered loans	43	55	4	1

Total	$6,571	$8,623	$476	$74
(a)	Substantially all loans classified as impaired at December 31, 2015 and 2014, had an associated allowance for credit losses. The total amount of interest income recognized during 2015 on loans classified as impaired at December 31, 2015, excluding those acquired with deteriorated credit quality, was $274 million, compared to what would have been recognized at the original contractual terms of the loans of $370 million.

Additional information on impaired loans for the years ended December 31 follows:

(Dollars in Millions)	Average Recorded Investment	Interest Income Recognized

2015
Commercial	$383	$13
Commercial real estate	433	16
Residential mortgages	2,666	131
Credit card	221	4
Other retail	336	14

Total loans, excluding GNMA and covered loans	4,039	178
Loans purchased from GNMA mortgage pools	2,079	95
Covered loans	42	1

Total	$6,160	$274

2014
Commercial	$414	$9
Commercial real estate	592	26
Residential mortgages	2,742	140
Credit card	273	9
Other retail	377	17

Total loans, excluding GNMA and covered loans	4,398	201
Loans purchased from GNMA mortgage pools	2,609	124
Covered loans	334	15

Total	$7,341	$340

2013
Commercial	$382	$29
Commercial real estate	889	39
Residential mortgages	2,749	134
Credit card	366	16
Other retail	424	24

Total loans, excluding GNMA and covered loans	4,810	242
Loans purchased from GNMA mortgage pools	1,967	100
Covered loans	561	27

Total	$7,338	$369

Troubled Debt Restructurings In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. The following table provides a summary of loans modified as TDRs for the years ended December 31, by portfolio class:

(Dollars in Millions)	Number of Loans	Pre-Modification Outstanding Loan Balance	Post-Modification Outstanding Loan Balance

2015
Commercial	1,607	$385	$396
Commercial real estate	108	78	76
Residential mortgages	2,080	260	258
Credit card	26,772	133	134
Other retail	2,530	54	54

Total loans, excluding GNMA and covered loans	33,097	910	918
Loans purchased from GNMA mortgage pools	8,199	864	862
Covered loans	16	5	5

Total loans	41,312	$1,779	$1,785

2014
Commercial	2,027	$238	$203
Commercial real estate	78	80	71
Residential mortgages	2,089	271	274
Credit card	26,511	144	145
Other retail	2,833	61	61

Total loans, excluding GNMA and covered loans	33,538	794	754
Loans purchased from GNMA mortgage pools	8,961	1,000	1,013
Covered loans	43	15	14

Total loans	42,542	$1,809	$1,781

2013
Commercial	2,429	$166	$155
Commercial real estate	165	205	198
Residential mortgages	2,179	309	304
Credit card	26,669	160	161
Other retail	4,290	103	102

Total loans, excluding GNMA and covered loans	35,732	943	920
Loans purchased from GNMA mortgage pools	8,878	1,121	1,066
Covered loans	123	94	72

Total loans	44,733	$2,158	$2,058

Residential mortgages, home equity and second mortgages, and loans purchased from GNMA mortgage pools in the table above include trial period arrangements offered to customers during the periods presented. The post-modification balances for these loans reflect the current outstanding balance until a permanent modification is made. In addition, the post-modification balances typically include capitalization of unpaid accrued interest and/or fees under the various modification programs. For those loans modified as

TDRs during the fourth quarter of 2015, at December 31, 2015, 151 residential mortgages, 66 home equity and second mortgage loans and 1,954 loans purchased from GNMA mortgage pools with outstanding balances of $18 million, $5 million and $257 million, respectively, were in a trial period and have estimated post-modification balances of $24 million, $5 million and $259 million, respectively, assuming permanent modification occurs at the end of the trial period.

The following table provides a summary of TDR loans that defaulted (fully or partially charged-off or became 90 days or more past due) for the years ended December 31, that were modified as TDRs within 12 months previous to default:

(Dollars in Millions)	Number of Loans	Amount Defaulted

2015
Commercial	494	$21
Commercial real estate	18	8
Residential mortgages	273	36
Credit card	6,286	29
Other retail	636	12

Total loans, excluding GNMA and covered loans	7,707	106
Loans purchased from GNMA mortgage pools	598	75
Covered loans	5	1

Total loans	8,310	$182

2014
Commercial	629	$44
Commercial real estate	22	12
Residential mortgages	611	86
Credit card	6,335	33
Other retail	845	24

Total loans, excluding GNMA and covered loans	8,442	199
Loans purchased from GNMA mortgage pools	876	102
Covered loans	14	5

Total loans	9,332	$306

2013
Commercial	642	$46
Commercial real estate	87	102
Residential mortgages	1,099	163
Credit card	6,640	37
Other retail	1,841	80

Total loans, excluding GNMA and covered loans	10,309	428
Loans purchased from GNMA mortgage pools	4,972	640
Covered loans	63	49

Total loans	15,344	$1,117

In addition to the defaults in the table above, for the year ended December 31, 2015, the Company had a total of 1,885 residential mortgage loans, home equity and second mortgage loans and loans purchased from GNMA mortgage pools with aggregate outstanding balances of $252 million where borrowers did not successfully complete the trial period arrangement and therefore are no longer eligible for a permanent modification under the applicable modification program.

Covered Assets Covered assets represent loans and other assets acquired from the FDIC, subject to loss sharing agreements, and include expected reimbursements from the FDIC. The carrying amount of the covered assets at December 31, consisted of purchased impaired loans, purchased nonimpaired loans and other assets as shown in the following table:

	2015				2014
(Dollars in Millions)	Purchased Impaired Loans	Purchased Nonimpaired Loans	Other	Total	Purchased Impaired Loans	Purchased Nonimpaired Loans	Other	Total
Residential mortgage loans	$2,502	$615	$–	$3,117	$2,784	$738	$–	$3,522
Other retail loans	–	447	–	447	–	584	–	584
Losses reimbursable by the FDIC(a)	–	–	517	517	–	–	717	717
Unamortized changes in FDIC asset(b)	–	–	515	515	–	–	458	458
Covered loans	2,502	1,062	1,032	4,596	2,784	1,322	1,175	5,281
Foreclosed real estate	–	–	32	32	–	–	37	37
Total covered assets	$2,502	$1,062	$1,064	$4,628	$2,784	$1,322	$1,212	$5,318
(a)	Relates to loss sharing agreements with remaining terms up to four years.
(b)	Represents decreases in expected reimbursements by the FDIC as a result of decreases in expected losses on the covered loans. These amounts are amortized as a reduction in interest income on covered loans over the shorter of the expected life of the respective covered loans or the remaining contractual term of the indemnification agreements.

Interest income is recognized on purchased impaired loans through accretion of the difference between the carrying amount of those loans and their expected cash flows. The initial determination of the fair value of the purchased loans includes the impact of expected credit losses and, therefore, no allowance for credit losses is recorded at the purchase date. To the extent credit deterioration occurs after the date of acquisition, the Company records an allowance for credit losses.

NOTE 7 LEASES

The components of the net investment in sales-type and direct financing leases at December 31 were as follows:

(Dollars in Millions)	2015	2014
Aggregate future minimum lease payments to be received	$10,257	$11,173
Unguaranteed residual values accruing to the lessor’s benefit	766	695
Unearned income	(887)	(1,004)
Initial direct costs	204	202

Total net investment in sales-type and direct financing leases(a)	$10,340	$11,066
(a)	The accumulated allowance for uncollectible minimum lease payments was $66 million and $65 million at December 31, 2015 and 2014, respectively.

The minimum future lease payments to be received from sales-type and direct financing leases were as follows at December 31, 2015:

(Dollars in Millions)
2016	$3,772
2017	3,207
2018	1,880
2019	756
2020	307
Thereafter	335

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

The Company is involved in various entities that are considered to be VIEs. The Company’s investments in VIEs are primarily related to investments promoting affordable housing, community development and renewable energy sources. Some of these tax-advantaged investments support the Company’s regulatory compliance with the Community Reinvestment Act. The Company’s investments in these entities generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. These tax credits are recognized as a reduction of tax expense or, for investments qualifying as investment tax credits, as a reduction to the related investment asset. The Company recognized federal and state income tax credits related to its affordable housing and other tax-advantaged investments in tax expense of $733 million, $773 million and $758 million for the years ended December 31, 2015, 2014 and 2013, respectively. The Company also recognized $1.2 billion, $937 million and $780 million of investment tax credits for the years ended December 31, 2015, 2014 and 2013, respectively.

The Company recognized $698 million, $771 million and $934 million of expenses related to all of these investments for the years ended December 31, 2015, 2014 and 2013, respectively, of which $261 million, $258 million and $297 million, respectively, was included in tax expense and the remainder was included in noninterest expense.

The Company is not required to consolidate VIEs in which it has concluded it does not have a controlling financial interest, and thus is not the primary beneficiary. In such cases, the Company does not have both the power to direct the entities’ most significant activities and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs.

The Company’s investments in these unconsolidated VIEs are carried in other assets on the Consolidated Balance Sheet. The Company’s unfunded capital and other commitments related to these unconsolidated VIEs are generally carried in other liabilities on the Consolidated Balance Sheet. The Company’s maximum exposure to loss from these unconsolidated VIEs include the investment recorded on the Company’s Consolidated Balance Sheet, net of unfunded capital commitments, and previously recorded tax credits which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level. While the Company believes potential losses from these investments are remote, the maximum exposure was determined by assuming a scenario where the community-based business and housing projects completely fail and do not meet certain government compliance requirements resulting in recapture of the related tax credits.

The following table provides a summary of investments in community development and tax-advantaged VIEs that the Company has not consolidated:

At December 31 (Dollars in Millions)	2015	2014
Investment carrying amount	$5,257	$4,259
Unfunded capital and other commitments	2,499	1,743
Maximum exposure to loss	9,436	8,393

The Company also has noncontrolling financial investments in private investment funds and partnerships considered to be VIEs, which are not consolidated. The Company’s recorded investment in these entities, carried in other assets on the Consolidated Balance Sheet, was approximately $32 million at December 31, 2015, compared with $94 million at December 31, 2014. The maximum exposure to loss related to these VIEs was $47 million at December 31, 2015 and $105 million at December 31, 2014, representing the Company’s investment balance and its unfunded commitments to invest additional amounts.

The Company’s individual net investments in unconsolidated VIEs, which exclude any unfunded capital commitments, ranged from less than $1 million to $46 million at December 31, 2015, compared with less than $1 million to $53 million at December 31, 2014.

The Company is required to consolidate VIEs in which it has concluded it has a controlling financial interest. The Company sponsors entities to which it transfers its interests in tax-advantaged investments to third parties. At December 31, 2015, approximately $3.0 billion of the Company’s assets and $2.2 billion of its liabilities included on the Consolidated Balance Sheet were related to community development and tax-advantaged investment VIEs which the Company has consolidated, primarily related to these transfers. These amounts compared to $2.7 billion and $2.0 billion, respectively, at December 31, 2014. The majority of the assets of these consolidated VIEs are reported in other assets, and the liabilities are reported in long-term debt and other liabilities. The assets of a particular VIE are the primary source of funds to settle its obligations. The creditors of the VIEs do not have recourse to the general credit of the Company. The Company’s exposure to the consolidated VIEs is generally limited to the carrying value of its variable interests plus any related tax credits previously recognized or transferred to others with a guarantee.

The Company also sponsors a conduit to which it previously transferred high-grade investment securities. The Company consolidates the conduit because of its ability to manage the activities of the conduit. At December 31, 2015, $28 million of the held- to-maturity investment securities on the Company’s Consolidated Balance Sheet were related to the conduit, compared with $35 million at December 31, 2014.

In addition, the Company sponsors a municipal bond securities tender option bond program. The Company controls the activities of the program’s entities, is entitled to the residual returns and provides credit, liquidity and remarketing arrangements to the program. As a result, the Company has consolidated the program’s entities. At December 31, 2015, $2.3 billion of available-for-sale investment securities and $2.2 billion of short-term borrowings on the Consolidated Balance Sheet were related to the tender option bond program, compared with $2.9 billion of available-for-sale investment securities and $2.7 billion of short-term borrowings at December 31, 2014.

NOTE 9 PREMISES AND EQUIPMENT

Premises and equipment at December 31 consisted of the following:

(Dollars in Millions)	2015	2014
Land	$522	$534
Buildings and improvements	3,348	3,323
Furniture, fixtures and equipment	2,721	2,719
Capitalized building and equipment leases	113	126
Construction in progress	19	26

	6,723	6,728
Less accumulated depreciation and amortization	(4,210)	(4,110)

Total	$2,513	$2,618

NOTE 10 MORTGAGE SERVICING RIGHTS

The Company serviced $231.8 billion of residential mortgage loans for others at December 31, 2015, and $225.0 billion at December 31, 2014, which include subserviced mortgages with no corresponding MSRs asset. The net impact included in mortgage banking revenue of fair value changes of MSRs due to changes in valuation assumptions and derivatives used to economically hedge MSRs were net gains of $23 million,

$241 million (of which $44 million related to excess servicing rights sold during 2014) and $192 million for the years ended December 31, 2015, 2014 and 2013, respectively. Loan servicing fees, not including valuation changes, included in mortgage banking revenue, were $728 million, $732 million and $754 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Changes in fair value of capitalized MSRs for the years ended December 31, are summarized as follows:

(Dollars in Millions)	2015	2014	2013
Balance at beginning of period	$2,338	$2,680	$1,700
Rights purchased	29	5	8
Rights capitalized	632	382	769
Rights sold	–	(141)	–
Changes in fair value of MSRs
Due to fluctuations in market interest rates(a)	(58)	(276)	617
Due to revised assumptions or models(b)	10	86	33
Other changes in fair value(c)	(439)	(398)	(447)

Balance at end of period	$2,512	$2,338	$2,680
(a)	Includes changes in MSR value associated with changes in market interest rates, including estimated prepayment rates and anticipated earnings on escrow deposits.
(b)	Includes changes in MSR value not caused by changes in market interest rates, such as changes in cost to service, ancillary income, and discount rate, as well as the impact of any model changes. 2014 includes a $44 million revaluation gain related to excess servicing rights sold.
(c)	Primarily represents changes due to realization of expected cash flows over time (decay).

The estimated sensitivity to changes in interest rates of the fair value of the MSRs portfolio and the related derivative instruments as of December 31 follows:

	2015						2014
(Dollars in Millions)	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps
MSR portfolio	$(598)	$(250)	$(114)	$96	$176	$344	$(540)	$(242)	$(114)	$100	$185	$346
Derivative instrument hedges	475	226	107	(98)	(192)	(377)	441	223	109	(102)	(197)	(375)
Net sensitivity	$(123)	$(24)	$(7)	$(2)	$(16)	$(33)	$(99)	$(19)	$(5)	$(2)	$(12)	$(29)

The fair value of MSRs and their sensitivity to changes in interest rates is influenced by the mix of the servicing portfolio and characteristics of each segment of the portfolio. The Company’s servicing portfolio consists of the distinct portfolios of government-insured mortgages, conventional mortgages and Housing Finance Agency (“HFA”) mortgages. The servicing portfolios are predominantly comprised of fixed-

rate agency loans with limited adjustable-rate or jumbo mortgage loans. The HFA division specializes in servicing loans made under state and local housing authority programs. These programs provide mortgages to low-income and moderate-income borrowers and are generally government-insured programs with a favorable rate subsidy, down payment and/or closing cost assistance.

A summary of the Company’s MSRs and related characteristics by portfolio as of December 31 follows:

	2015				2014
(Dollars in Millions)	HFA	Government	Conventional(c)	Total	HFA	Government	Conventional(c)	Total
Servicing portfolio(a)	$26,492	$40,350	$162,533	$229,375	$19,706	$40,471	$162,620	$222,797
Fair value	$297	$443	$1,772	$2,512	$213	$426	$1,699	$2,338
Value (bps)(b)	112	110	109	110	108	105	104	105
Weighted-average servicing fees (bps)	36	34	27	29	37	33	27	29
Multiple (value/servicing fees)	3.11	3.24	4.04	3.79	2.92	3.18	3.85	3.62
Weighted-average note rate	4.46%	4.08%	4.09%	4.13%	4.58%	4.18%	4.14%	4.19%
Weighted-average age (in years)	3.1	3.6	3.4	3.4	3.6	3.2	3.1	3.2
Weighted-average expected prepayment (constant prepayment rate)	12.8%	13.9%	10.4%	11.3%	12.8%	14.8%	11.4%	12.1%
Weighted-average expected life (in years)	6.1	5.7	6.6	6.4	6.2	5.5	6.5	6.3
Weighted-average discount rate	11.8%	11.2%	9.4%	10.0%	11.9%	11.2%	9.6%	10.1%
(a)	Represents principal balance of mortgages having corresponding MSR asset.
(b)	Value is calculated as fair value divided by the servicing portfolio.
(c)	Represents loans sold primarily to GSEs.

NOTE 11 INTANGIBLE ASSETS

Intangible assets consisted of the following:

At December 31 (Dollars in Millions)	Estimated Life(a)	Amortization Method(b)		Balance
				2015	2014

Goodwill		(c	)	$9,361	$9,389
Merchant processing contracts	8 years/8 years	SL/AC		135	174
Core deposit benefits	22 years/5 years	SL/AC		194	234
Mortgage servicing rights		(c	)	2,512	2,338
Trust relationships	10 years/6 years	SL/AC		75	97
Other identified intangibles	8 years/4 years	SL/AC		434	319
Total				$12,711	$12,551
(a)	Estimated life represents the amortization period for assets subject to the straight line method and the weighted average or life of the underlying cash flows amortization period for intangibles subject to accelerated methods. If more than one amortization method is used for a category, the estimated life for each method is calculated and reported separately.

(b) Amortization methods:	SL = straight line method
AC = accelerated methods generally based on cash flows
(c)	Goodwill is evaluated for impairment, but not amortized. Mortgage servicing rights are recorded at fair value, and are not amortized.

Aggregate amortization expense consisted of the following:

Year Ended December 31 (Dollars in Millions)	2015	2014	2013
Merchant processing contracts	$35	$50	$64
Core deposit benefits	40	38	41
Trust relationships	21	27	34
Other identified intangibles	78	84	84

Total	$174	$199	$223

The estimated amortization expense for the next five years is as follows:

(Dollars in Millions)
2016	$173
2017	162
2018	130
2019	101
2020	78

The following table reflects the changes in the carrying value of goodwill for the years ended December 31, 2015, 2014 and 2013:

(Dollars in Millions)	Wholesale Banking and Commercial Real Estate	Consumer and Small Business Banking	Wealth Management and Securities Services	Payment Services	Treasury and Corporate Support	Consolidated Company

Balance at December 31, 2012	$1,605	$3,514	$1,528	$2,496	$–	$9,143
Goodwill acquired	–	–	37	20	–	57
Other(a)	–	–	–	5	–	5

Balance at December 31, 2013	$1,605	$3,514	$1,565	$2,521	$–	$9,205
Goodwill acquired	43	166	8	–	–	217
Other(a)	–	–	(3)	(30)	–	(33)

Balance at December 31, 2014	$1,648	$3,680	$1,570	$2,491	$–	$9,389
Other(a)	(1)	1	(3)	(25)	–	(28)

Balance at December 31, 2015	$1,647	$3,681	$1,567	$2,466	$–	$9,361
(a)	Other changes in goodwill include the effect of foreign exchange translation.

  NOTE 12   SHORT-TERM  BORROWINGS(a)

The following table is a summary of short-term borrowings for the last three years:

	2015		2014		2013
(Dollars in Millions)	Amount	Rate	Amount	Rate	Amount	Rate

At year-end
Federal funds purchased	$647	.23%	$886	.12%	$594	.11%
Securities sold under agreements to repurchase	1,092	.02	948	.05	2,057	5.34
Commercial paper	22,022	.21	22,197	.12	19,400	.11
Other short-term borrowings	4,116	.69	5,862	.51	5,557	.19
Total	$27,877	.27%	$29,893	.19%	$27,608	.52%
Average for the year
Federal funds purchased(b)	$1,169	15.05%	$2,366	7.94%	$1,879	9.72%
Securities sold under agreements to repurchase	973	.10	798	1.07	2,403	4.65
Commercial paper	21,892	.12	21,227	.12	17,467	.12
Other short-term borrowings	3,926	1.13	5,861	.78	5,934	.72
Total(b)	$27,960	.89%	$30,252	.88%	$27,683	1.29%
Maximum month-end balance
Federal funds purchased	$1,868		$3,258		$3,569
Securities sold under agreements to repurchase	1,124		948		3,121
Commercial paper	23,101		22,322		19,400
Other short-term borrowings	7,656		7,417		6,301
(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.
(b)	Average federal funds purchased and total short-term borrowings rates include amounts paid by the Company to certain corporate card customers for paying outstanding noninterest-bearing corporate card balances within certain timeframes per specific agreements. These activities reduce the Company’s short-term funding needs, and if they did not occur, the Company would use other funding alternatives, including the use of federal funds purchased. The amount of this compensation expense paid by the Company and included in federal funds purchased and total short-term borrowings rates for 2015, 2014 and 2013 was $175 million, $186 million and $181 million, respectively.

  NOTE 13   LONG-TERM  DEBT

Long-term debt (debt with original maturities of more than one year) at December 31 consisted of the following:

(Dollars in Millions)	Rate Type	Rate(a)	Maturity Date	2015	2014

U.S. Bancorp (Parent Company)
Subordinated notes	Fixed	2.950%	2022	$1,300	$1,300
	Fixed	3.600%	2024	1,000	1,000
	Fixed	7.500%	2026	199	199
Medium-term notes	Fixed	1.650% - 4.125%	2016 - 2024	7,500	9,250
	Floating	.720% - .852%	2018 - 2019	750	750
Junior subordinated debentures	Fixed	3.442%	2016	500	500
Capitalized lease obligations, mortgage indebtedness and other(b)				204	190

Subtotal				11,453	13,189

Subsidiaries
Subordinated notes	Fixed	4.800%	2015	–	500
	Fixed	3.778%	2020	–	500
Federal Home Loan Bank advances	Fixed	1.250% - 8.250%	2017 - 2026	11	11
	Floating	.335% - .847%	2016 - 2025	9,081	7,334
Bank notes	Fixed	1.100% - 2.800%	2017 - 2025	5,850	4,050
	Floating	.016% - .803%	2016 - 2055	4,928	6,069
Capitalized lease obligations, mortgage indebtedness and other(b)				755	607

Subtotal				20,625	19,071

Total				$32,078	$32,260
(a)	Weighted-average interest rates of medium-term notes, Federal Home Loan Bank advances and bank notes were 2.43 percent, .57 percent and 1.20 percent, respectively.
(b)	Other includes consolidated community development and tax-advantaged investment VIEs, debt issuance fees, and unrealized gains and losses and deferred amounts relating to derivative instruments.

The Company has arrangements with the Federal Home Loan Bank and Federal Reserve Bank whereby the Company could have borrowed an additional $74.9 billion and $76.0 billion at December 31, 2015 and 2014, respectively, based on collateral available.

Maturities of long-term debt outstanding at December 31, 2015, were:

(Dollars in Millions)	Parent Company	Consolidated
2016	$1,926	$6,359
2017	1,249	7,144
2018	1,498	5,786
2019	1,511	3,505
2020	–	47
Thereafter	5,269	9,237

Total	$11,453	$32,078

NOTE 14 JUNIOR	SUBORDINATED DEBENTURES

As of December 31, 2015, the Company sponsored, and wholly owned 100 percent of the common equity of, USB Capital IX, a wholly-owned unconsolidated trust, formed for the purpose of issuing redeemable Income Trust Securities (“ITS”) to third party investors, originally investing the proceeds in junior subordinated debt securities (“Debentures”) issued by the Company and entering into stock purchase contracts to purchase preferred stock in the future. During 2010, the Company exchanged depositary shares representing an ownership interest in its Series A Non-Cumulative Perpetual Preferred Stock (“Series A Preferred Stock”) to acquire a portion of the ITS issued by USB Capital IX and retire a portion of the Debentures and cancel a pro-rata portion of stock purchase contracts. During 2011, USB Capital IX sold the remaining Debentures, originally issued by the Company to the trust, to investors to generate cash proceeds to purchase the Company’s Series A Preferred Stock pursuant to the stock purchase contracts. As part of this sale, a consolidated subsidiary of the Company purchased $176 million of the Debentures, which effectively retired the debt. The Company classifies the remaining $500 million of Debentures at December 31, 2015 and 2014, as long-term debt. As of December 31, 2015 and 2014, $676 million of the Company’s Series A Preferred Stock was the sole asset of USB Capital IX. The Company’s obligations under the transaction documents, taken together, have the effect of providing a full and unconditional guarantee by the Company, on a junior subordinated basis, of the payment obligations of the trust.

NOTE 15 SHAREHOLDERS’ EQUITY

At December 31, 2015 and 2014, the Company had authority to issue 4 billion shares of common stock and 50 million shares of preferred stock. The Company had 1.7 billion and 1.8 billion shares of common stock outstanding at

December 31, 2015 and 2014, respectively. The Company had 80 million shares reserved for future issuances, primarily under its stock incentive plans at December 31, 2015.

The number of shares issued and outstanding and the carrying amount of each outstanding series of the Company’s preferred stock was as follows:

	2015				2014
At December 31, (Dollars in Millions)	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount
Series A	12,510	$1,251	$145	$1,106	12,510	$1,251	$145	$1,106
Series B	40,000	1,000	–	1,000	40,000	1,000	–	1,000
Series F	44,000	1,100	12	1,088	44,000	1,100	12	1,088
Series G	43,400	1,085	10	1,075	43,400	1,085	10	1,075
Series H	20,000	500	13	487	20,000	500	13	487
Series I	30,000	750	5	745	–	–	–	–
Total preferred stock(a)	189,910	$5,686	$185	$5,501	159,910	$4,936	$180	$4,756
(a)	The par value of all shares issued and outstanding at December 31, 2015 and 2014, was $1.00 per share.

During 2015, the Company issued depositary shares representing an ownership interest in 30,000 shares of Series I Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series I Preferred Stock”). The Series I Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable semiannually, in arrears, at a rate per annum equal to 5.125 percent from the date of issuance to, but excluding, January 15, 2021, and thereafter will accrue and be payable quarterly at a floating rate per annum equal to three-month LIBOR plus 3.486 percent. The Series I Preferred Stock is redeemable at the Company’s option, in whole or in part, on or after January 15, 2021. The Series I Preferred stock is redeemable at the Company’s option, in whole, but not in part, prior to January 15, 2021 within 90 days following an official administrative or judicial decision, amendment to, or change in the laws or regulations that would not allow the Company to treat the full liquidation value of the Series I Preferred Stock as Tier 1 capital for purposes of the capital adequacy guidelines of the Federal Reserve.

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

During 2015, 2014 and 2013, the Company repurchased shares of its common stock under various authorizations approved by its Board of Directors. As of December 31, 2015, the approximate dollar value of shares that may yet be purchased by the Company under the current Board of Directors approved authorization was $1.3 billion.

The following table summarizes the Company’s common stock repurchased in each of the last three years:

(Dollars and Shares in Millions)	Shares	Value
2015	52	$2,246
2014	54	2,262
2013	65	2,336

Shareholders’ equity is affected by transactions and valuations of asset and liability positions that require adjustments to accumulated other comprehensive income (loss). The reconciliation of the transactions affecting accumulated other comprehensive income (loss) included in shareholders’ equity for the years ended December 31, is as follows:

(Dollars in Millions)	Unrealized Gains (Losses) on Securities Available-For- Sale	Unrealized Gains (Losses) on Securities Transferred From Available-For-Sale to Held-To-Maturity	Unrealized Gains (Losses) on Derivative Hedges	Unrealized Gains (Losses) on Retirement Plans	Foreign Currency Translation	Total

2015
Balance at beginning of period	$392	$52	$(172)	$(1,106)	$(62)	$(896)
Changes in unrealized gains and losses	(457)	–	(25)	(142)	–	(624)
Foreign currency translation adjustment(a)	–	–	–	–	20	20
Reclassification to earnings of realized gains and losses	–	(25)	195	223	–	393
Applicable income taxes	176	9	(65)	(31)	(1)	88

Balance at end of period	$111	$36	$(67)	$(1,056)	$(43)	$(1,019)

2014
Balance at beginning of period	$(77)	$70	$(261)	$(743)	$(60)	$(1,071)
Changes in unrealized gains and losses	764	–	(41)	(733)	–	(10)
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	1	–	–	–	–	1
Foreign currency translation adjustment(a)	–	–	–	–	(4)	(4)
Reclassification to earnings of realized gains and losses	(3)	(30)	186	144	–	297
Applicable income taxes	(293)	12	(56)	226	2	(109)

Balance at end of period	$392	$52	$(172)	$(1,106)	$(62)	$(896)

2013
Balance at beginning of period	$679	$107	$(404)	$(1,265)	$(40)	$(923)
Changes in unrealized gains and losses	(1,223)	–	37	590	–	(596)
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	8	–	–	–	–	8
Foreign currency translation adjustment(a)	–	–	–	–	(34)	(34)
Reclassification to earnings of realized gains and losses	(9)	(59)	192	249	–	373
Applicable income taxes	468	22	(86)	(317)	14	101

Balance at end of period	$(77)	$70	$(261)	$(743)	$(60)	$(1,071)
(a)	Represents the impact of changes in foreign currency exchange rates on the Company’s investment in foreign operations and related hedges.

Additional detail about the impact to net income for items reclassified out of accumulated other comprehensive income (loss) and into earnings for the years ended December 31, is as follows:

	Impact to Net Income			Affected Line Item in the Consolidated Statement of Income
(Dollars in Millions)	2015	2014	2013
Unrealized gains (losses) on securities available-for-sale
Realized gains (losses) on sale of securities	$1	$11	$23	Total securities gains (losses), net
Other-than-temporary impairment recognized in earnings	(1)	(8)	(14)

	–	3	9	Total before tax
	–	(1)	(4)	Applicable income taxes

	–	2	5	Net-of-tax
Unrealized gains (losses) on securities transferred from available-for-sale to held-to-maturity
Amortization of unrealized gains	25	30	59	Interest income
	(9)	(12)	(22)	Applicable income taxes

	16	18	37	Net-of-tax
Unrealized gains (losses) on derivative hedges
Realized gains (losses) on derivative hedges	(195)	(186)	(192)	Net interest income
	75	71	74	Applicable income taxes

	(120)	(115)	(118)	Net-of-tax
Unrealized gains (losses) on retirement plans
Actuarial gains (losses), prior service cost (credit) and transition obligation (asset) amortization	(223)	(144)	(249)	Employee benefits expense
	85	56	96	Applicable income taxes

	(138)	(88)	(153)	Net-of-tax
Total impact to net income	$(242)	$(183)	$(229)

Regulatory Capital The Company uses certain measures defined by bank regulatory agencies to access its capital. Beginning January 1, 2014, the regulatory capital requirements effective for the Company follow Basel III, subject to certain transition provisions from Basel I over the following four years to full implementation by January 1, 2018. Basel III includes two comprehensive methodologies for calculating risk-weighted assets: a general standardized approach and more risk-sensitive advanced approaches, with the Company’s capital adequacy being evaluated against the methodology that is most restrictive.

Tier 1 capital is considered core capital and includes common shareholders’ equity adjusted for the aggregate impact of certain items included in other comprehensive income (loss) (“common equity tier 1 capital”), plus qualifying preferred stock, trust preferred securities and noncontrolling interests in consolidated subsidiaries subject to certain limitations. Total risk-based capital includes Tier 1 capital and other items such as subordinated debt and the allowance for credit losses. Capital measures are stated as a percentage of risk-adjusted assets, which are measured based on their perceived credit risk and include certain off-balance sheet exposures, such as unfunded loan commitments, letters of credit, and derivative contracts. Under the standardized approach, the Company is also subject to a leverage ratio requirement, a non risk-based asset ratio, which is defined as Tier 1 capital as a percentage of average assets adjusted for goodwill and other non-qualifying intangibles and other assets.

For a summary of the regulatory capital requirements and the actual ratios as of December 31, 2015 and 2014, for the Company and its bank subsidiary, see Table 23 included in Management’s Discussion and Analysis, which is incorporated by reference into these Notes to Consolidated Financial Statements.

The following table provides the components of the Company’s regulatory capital at December 31:

(Dollars in Millions)	2015	2014

Basel III transitional standardized approach:
Common shareholders’ equity	$40,630	$38,723
Less intangible assets
Goodwill (net of deferred tax liability)	(8,295)	(8,403)
Other disallowed intangible assets	(335)	(165)
Other(a)	612	701

Total common equity tier 1 capital	32,612	30,856
Qualifying preferred stock	5,501	4,756
Noncontrolling interests eligible for tier 1 capital	318	408

Total tier 1 capital	38,431	36,020
Eligible portion of allowance for credit losses	4,255	3,957
Subordinated debt and noncontrolling interests eligible for tier 2 capital	2,616	3,215
Other	11	16

Total tier 2 capital	6,882	7,188

Total risk-based capital	$45,313	$43,208

Risk-weighted assets	$341,360	$317,398

Basel III transitional advanced approaches:
Common shareholders’ equity	$40,630	$38,723
Less intangible assets
Goodwill (net of deferred tax liability)	(8,295)	(8,403)
Other disallowed intangible assets	(335)	(165)
Other(a)	612	701

Total common equity tier 1 capital	32,612	30,856
Qualifying preferred stock	5,501	4,756
Noncontrolling interests eligible for tier 1 capital	318	408

Total tier 1 capital	38,431	36,020
Eligible portion of allowance for credit losses	1,204	1,224
Subordinated debt and noncontrolling interests eligible for tier 2 capital	2,616	3,215
Other	11	16

Total tier 2 capital	3,831	4,455

Total risk-based capital	$42,262	$40,475

Risk-weighted assets	$261,668	$248,596
(a)	Includes the impact of items included in other comprehensive income (loss), such as unrealized gains (losses) on available-for-sale securities, accumulated net gains on cash flow hedges, pension liability adjustments, etc.

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

NOTE 16 EARNINGS PER SHARE

The components of earnings per share were:

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2015	2014	2013
Net income attributable to U.S. Bancorp	$5,879	$5,851	$5,836
Preferred dividends	(247)	(243)	(250)
Impact of preferred stock redemption(a)	–	–	(8)
Earnings allocated to participating stock awards	(24)	(25)	(26)

Net income applicable to U.S. Bancorp common shareholders	$5,608	$5,583	$5,552

Average common shares outstanding	1,764	1,803	1,839
Net effect of the exercise and assumed purchase of stock awards	8	10	10

Average diluted common shares outstanding	1,772	1,813	1,849

Earnings per common share	$3.18	$3.10	$3.02
Diluted earnings per common share	$3.16	$3.08	$3.00
(a)	Represents stock issuance costs originally recorded in capital surplus upon the issuance of the Company’s Series D Non-Cumulative Perpetual Preferred Stock that were reclassified to retained earnings on the redemption date.

Options outstanding at December 31, 2015 and 2013 to purchase 1 million and 5 million common shares, respectively, were not included in the computation of diluted earnings per share for the years ended December 31, 2015 and 2013, respectively, because they were antidilutive.

NOTE 17 EMPLOYEE BENEFITS

Employee Retirement Savings Plan The Company has a defined contribution retirement savings plan that covers substantially all its employees. Qualified employees are allowed to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested at their direction among a variety of investment alternatives. Employee contributions are 100 percent matched by the Company, up to four percent of each employee’s eligible annual compensation. The Company’s matching contribution vests immediately and is invested in the same manner as each employee’s future contribution elections. Total expense for the Company’s matching contributions was $131 million, $122 million and $118 million in 2015, 2014 and 2013, respectively.

Pension Plans The Company has a tax qualified noncontributory defined benefit pension plan that provides benefits to substantially all its employees. Participants receive annual cash balance pay credits based on eligible pay multiplied by a percentage determined by their age and years of service. Participants also receive an annual interest credit. Employees become vested upon completing three years of vesting service. For participants in the plan before 2010 that elected to stay under their existing formula, pension benefits are provided to eligible employees based on years of service, multiplied by a percentage of their final average pay. Additionally, as a result of plan mergers, a portion of pension benefits may also be provided using a cash balance benefit formula where only interest credits continue to be credited to participants’ accounts.

In general, the Company’s qualified pension plan’s funding objectives include maintaining a funded status sufficient to meet participant benefit obligations over time while reducing long-term funding requirements and pension costs. The Company has an established process for evaluating the plan, its performance and significant plan assumptions, including the assumed discount rate and the long-term rate of return (“LTROR”). Annually, the Company’s Compensation and Human Resources Committee (the “Committee”), assisted by outside consultants, evaluates plan objectives, funding policies and plan investment policies considering its long-term investment time horizon and asset allocation strategies. The process also evaluates significant plan assumptions. Although plan assumptions are established annually, the Company may update its analysis on an interim basis in order to be responsive to significant events that occur during the year, such as plan mergers and amendments.

The Company’s funding policy is to contribute amounts to its plan sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended by the Pension Protection Act, plus such additional amounts as the Company determines to be appropriate. The Company made contributions of $414 million and $475 million to its pension plan in 2015 and 2014, respectively, and expects to contribute $348 million to its pension plan in 2016. Any contributions made to the qualified plan are invested in accordance with established investment policies and asset allocation strategies.

In addition to the funded qualified pension plan, the Company maintains a non-qualified plan that is unfunded and provides benefits to certain employees. The assumptions used in computing the accumulated benefit obligation, the projected benefit obligation and net pension expense are substantially consistent with those assumptions used for the funded qualified plan. In 2016, the Company expects to contribute $22 million to its non-qualified pension plan which equals the 2016 expected benefit payments.

Postretirement Welfare Plan In addition to providing pension benefits, the Company provides health care and death benefits to certain former employees who retired prior to January 1, 2014. Employees retiring after December 31, 2013, are not eligible for retiree health care benefits. The Company expects to contribute $7 million to its postretirement welfare plan in 2016.

The following table summarizes the changes in benefit obligations and plan assets for the years ended December 31, and the funded status and amounts recognized in the Consolidated Balance Sheet at December 31 for the retirement plans:

	Pension Plan		Postretirement Welfare Plan
(Dollars in Millions)	2015	2014	2015	2014

Change In Projected Benefit Obligation
Benefit obligation at beginning of measurement period	$4,612	$3,895	$104	$100
Service cost	188	152	–	–
Interest cost	195	197	3	3
Participants’ contributions	–	–	10	11
Actuarial loss (gain)	(176)	781	(5)	13
Lump sum settlements(a)	(37)	(286)	–	–
Benefit payments	(132)	(127)	(21)	(25)
Federal subsidy on benefits paid	–	–	2	2
Benefit obligation at end of measurement period(b)	$4,650	$4,612	$93	$104
Change In Fair Value Of Plan Assets
Fair value at beginning of measurement period	$3,187	$2,831	$85	$92
Actual return on plan assets	(99)	269	–	–
Employer contributions	436	500	8	7
Participants’ contributions	–	–	10	11
Lump sum settlements(a)	(37)	(286)	–	–
Benefit payments	(132)	(127)	(21)	(25)
Fair value at end of measurement period	$3,355	$3,187	$82	$85
Funded (Unfunded) Status	$(1,295)	$(1,425)	$(11)	$(19)
Components Of The Consolidated Balance Sheet
Current benefit liability	$(21)	$(21)	$–	$–
Noncurrent benefit liability	(1,274)	(1,404)	(11)	(19)
Recognized amount	$(1,295)	$(1,425)	$(11)	$(19)
Accumulated Other Comprehensive Income (Loss), Pretax
Net actuarial gain (loss)	$(1,806)	$(1,894)	$55	$55
Net prior service credit (cost)	7	11	28	31
Recognized amount	$(1,799)	$(1,883)	$83	$86
(a)	2014 includes $242 million of payments as a result of a bulk lump sum offering to certain deferred vested participants.
(b)	At December 31, 2015 and 2014, the accumulated benefit obligation for all pension plans was $4.3 billion.

The following table provides information for pension plans with benefit obligations in excess of plan assets at December 31:

(Dollars in Millions)	2015	2014
Pension Plans with Projected Benefit Obligations in Excess of Plan Assets
Projected benefit obligation	$4,650	$4,612
Fair value of plan assets	3,355	3,187
Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets
Projected benefit obligation	$4,650	$4,612
Accumulated benefit obligation	4,310	4,250
Fair value of plan assets	3,355	3,187

The following table sets forth the components of net periodic benefit cost and other amounts recognized in accumulated other comprehensive income (loss) for the years ended December 31 for the retirement plans:

	Pension Plans			Postretirement Welfare Plan
(Dollars in Millions)	2015	2014	2013	2015	2014	2013

Components Of Net Periodic Benefit Cost
Service cost	$188	$152	$168	$–	$–	$3
Interest cost	195	197	170	3	3	4
Expected return on plan assets	(223)	(208)	(176)	(1)	(1)	(2)
Prior service cost (credit) and transition obligation (asset) amortization	(4)	(5)	(5)	(3)	(3)	(1)
Actuarial loss (gain) amortization	234	158	264	(4)	(6)	(9)
Net periodic benefit cost	$390	$294	$421	$(5)	$(7)	$(5)
Other Changes In Plan Assets And Benefit Obligations
Recognized In Other Comprehensive Income (Loss)
Net actuarial gain (loss) arising during the year	$(146)	$(719)	$555	$4	$(14)	$–
Net actuarial loss (gain) amortized during the year	234	158	264	(4)	(6)	(9)
Net prior service credit (cost) arising during the year	–	–	–	–	–	35
Net prior service cost (credit) and transition obligation (asset) amortized during the year	(4)	(5)	(5)	(3)	(3)	(1)
Total recognized in other comprehensive income (loss)	$84	$(566)	$814	$(3)	$(23)	$25
Total recognized in net periodic benefit cost and other comprehensive income (loss)(a)(b)	$(306)	$(860)	$393	$2	$(16)	$30
(a)	The pretax estimated actuarial loss (gain) and prior service cost (credit) for the pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2016 are $175 million and $(5) million, respectively.
(b)	The pretax estimated actuarial loss (gain) and prior service cost (credit) for the postretirement welfare plan that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2016 are $(4) million and $(3) million, respectively.

The following table sets forth weighted average assumptions used to determine the projected benefit obligations at December 31:

	Pension Plans		Postretirement Welfare Plan
(Dollars in Millions)	2015	2014	2015	2014
Discount rate(a)	4.45%	4.13%	3.59%	3.46%
Rate of compensation increase(b)	4.06	4.07	*	*
Health care cost trend rate for the next year(c)			6.50%	7.00%
Effect on accumulated postretirement benefit obligation
One percent increase			$5	$6
One percent decrease			(5)	(5)
(a)	The discount rates were developed using a cash flow matching bond model with a modified duration for the qualified pension plan, non-qualified pension plan and postretirement welfare plan of 15.0, 11.9, and 6.3 years, respectively, for 2015, and 15.9, 12.4 and 6.8 years, respectively, for 2014.
(b)	Determined on an active liability-weighted basis.
(c)	The rate is assumed to decrease gradually to 5.00 percent by 2019 and remain at this level thereafter.
*	Not applicable

The following table sets forth weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

	Pension Plans			Postretirement Welfare Plan
(Dollars in Millions)	2015	2014	2013	2015	2014	2013
Discount rate(a)	4.13%	4.97%	4.07%	3.46%	3.93%	3.10%
Expected return on plan assets(b)	7.50	7.50	7.50	1.50	1.50	1.50
Rate of compensation increase(c)	4.07	4.02	4.08	*	*	*
Health care cost trend rate(d)
Prior to age 65				7.00%	7.50%	8.00%
After age 65				7.00	7.50	8.00
Effect on total of service cost and interest cost
One percent increase				$–	$–	$–
One percent decrease				–	–	–
(a)	The discount rates were developed using a cash flow matching bond model with a modified duration for the qualified pension plan, non-qualified pension plan and postretirement welfare plan of 15.9, 12.4 and 6.8 years, respectively, for 2015, and 14.6, 11.5 and 6.4 years, respectively, for 2014.
(b)	With the help of an independent pension consultant, the Company considers several sources when developing its expected long-term rates of return on plan assets assumptions, including, but not limited to, past returns and estimates of future returns given the plans’ asset allocation, economic conditions, and peer group LTROR information. The Company determines its expected long-term rates of return reflecting current economic conditions and plan assets.
(c)	Determined on an active liability weighted basis.
(d)	The pre-65 and post-65 rates are both assumed to decrease gradually to 5.00 percent by 2019 and remain at that level thereafter.
*	Not applicable

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

Generally, based on historical performance of the various investment asset classes, investments in equities have outperformed other investment classes but are subject to higher volatility. In an effort to minimize volatility, while recognizing the long-term up-side potential of investing in equities, the Committee has determined that a target asset allocation of 43 percent global equities, 30 percent debt securities, 7 percent domestic mid-small cap equities, 5 percent emerging markets equities, 5 percent real estate equities, 5 percent hedge funds and 5 percent private equity funds is appropriate.

At December 31, 2015 and 2014, plan assets of the qualified pension plan included asset management arrangements with related parties totaling $63 million and $70 million, respectively.

In accordance with authoritative accounting guidance, the Company groups plan assets into a three-level hierarchy for valuation techniques used to measure their fair value based on whether the valuation inputs are observable or unobservable. Refer to Note 22 for further discussion on these levels.

The assets of the qualified pension plan include investments in equity and U.S. Treasury securities whose fair values are determined based on quoted prices in active markets and are classified within Level 1 of the fair value hierarchy. The qualified pension plan also invests in U.S. agency, corporate and municipal debt securities, which are all valued based on observable market prices or data by third-party pricing services, and mutual funds which are valued based on quoted net asset values provided by the trustee of the fund; these assets are classified as Level 2. Additionally, the qualified pension plan invests in certain assets that are valued based on net asset values as a practical expedient, including investments in collective investment funds, hedge funds, and private equity funds; the net asset values are provided by the fund trustee or administrator and are not classified in the fair value hierarchy based on new accounting guidance issued by the FASB during 2015.

The following table summarizes the plan investment assets measured at fair value at December 31:

	Pension Plans								Postretirement Welfare Plan
	2015				2014				2015	2014
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 1
Cash and cash equivalents	$64	$–	$–	$64	$78	$–	$–	$78	$82	$85
Debt securities	361	465	–	826	347	496	–	843	–	–
Corporate stock
Domestic equity securities	178	–	–	178	196	–	–	196	–	–
Mid-small cap equity securities(a)	146	–	–	146	146	–	–	146	–	–
International equity securities	123	–	–	123	197	–	–	197	–	–
Real estate equity securities(b)	163	–	–	163	163	–	–	163	–	–
Mutual funds
Debt securities	–	197	–	197	–	219	–	219	–	–
Emerging markets equity securities	–	81	–	81	–	81	–	81	–	–
Other	–	–	1	1	–	–	2	2	–	–
	$1,035	$743	$1	1,779	$1,127	$796	$2	1,925	82	85
Plan investment assets not classified in fair value hierarchy(e):
Collective investment funds
Domestic equity securities				679				539
Mid-small cap equity securities(c)				68				54
Emerging markets equity securities				75				75
International equity securities				533				421
Hedge funds(d)				171				148
Private equity funds				50				25
Total plan investment assets at fair value				$3,355				$3,187	$82	$85
(a)	At December 31, 2015 and 2014, securities included $139 million and $141 million in domestic equities, respectively, and $7 million and $5 million in international equities, respectively.
(b)	At December 31, 2015 and 2014, securities included $90 million and $89 million in domestic equities, respectively, and $73 million and $74 million in international equities, respectively.
(c)	At December 31, 2015 and 2014, securities included $30 million and $25 million in domestic equities, respectively, $20 million and $27 million in international equities, respectively, and $18 million and $2 million in cash and cash equivalents, respectively.
(d)	This category consists of several investment strategies diversified across several hedge fund managers.
(e)	These investments are valued based on net asset value per share as a practical expedient; fair values are provided to reconcile to total investment assets of the plans at fair value.

The following table summarizes the changes in fair value for all plan investment assets measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31:

	2015	2014	2013
(Dollars in Millions)	Other	Other	Debt Securities	Other
Balance at beginning of period	$2	$4	$7	$3
Unrealized gains (losses) relating to assets still held at end of year	(1)	(2)	–	–
Purchases, sales, and settlements, net	–	–	(7)	1
Balance at end of period	$1	$2	$–	$4

The following benefit payments are expected to be paid from the retirement plans for the years ended December 31:

(Dollars in Millions)	Pension Plans	Postretirement Welfare Plan(a)	Medicare Part D Subsidy Receipts
2016	$198	$13	$2
2017	209	12	2
2018	218	12	2
2019	229	11	2
2020	234	10	2
2021 – 2025	1,368	41	7
(a)	Net of expected retiree contributions and before Medicare Part D subsidy.

  NOTE 18   STOCK-BASED COMPENSATION

As part of its employee and director compensation programs, the Company currently may grant certain stock awards under the provisions of its stock incentive plan. The plan provides for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant. Option grants are generally exercisable up to ten years from the date of grant. In addition, the plan provides for grants of shares of common stock or stock units that are subject to restriction on transfer prior to vesting. Most stock and unit awards vest over three to five years and are subject to forfeiture if certain vesting requirements are not met. Stock incentive plans of acquired companies are generally terminated at the merger closing dates. Participants under such plans receive the Company’s common stock, or options to buy the Company’s common stock, based on the conversion terms of the various merger agreements. At December 31, 2015, there were 47 million shares (subject to adjustment for forfeitures) available for grant under various plans.

STOCK OPTION AWARDS

The following is a summary of stock options outstanding and exercised under prior and existing stock incentive plans of the Company:

Year Ended December 31	Stock Options/Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)

2015
Number outstanding at beginning of period	33,649,198	$29.31
Granted	1,122,697	44.28
Exercised	(8,721,834)	29.59
Cancelled(a)	(324,353)	32.93

Number outstanding at end of period(b)	25,725,708	$29.82	3.6	$331
Exercisable at end of period	22,446,095	$28.68	3.0	$314

2014
Number outstanding at beginning of period	46,724,765	$29.12
Granted	1,246,451	40.32
Exercised	(13,851,590)	29.59
Cancelled(a)	(470,428)	31.12

Number outstanding at end of period(b)	33,649,198	$29.31	4.0	$526
Exercisable at end of period	28,923,260	$28.79	3.4	$467

2013
Number outstanding at beginning of period	63,171,918	$28.83
Granted	1,168,011	33.99
Exercised	(17,260,740)	28.41
Cancelled(a)	(354,424)	29.22

Number outstanding at end of period(b)	46,724,765	$29.12	4.4	$527
Exercisable at end of period	39,556,000	$29.19	3.8	$444
(a)	Options cancelled include both non-vested (i.e., forfeitures) and vested options.
(b)	Outstanding options include stock-based awards that may be forfeited in future periods. The impact of the estimated forfeitures is reflected in compensation expense.

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

Year Ended December 31	2015	2014	2013
Estimated fair value	$12.23	$11.38	$12.13
Risk-free interest rates	1.7%	1.7%	1.0%
Dividend yield	2.6%	2.6%	2.6%
Stock volatility factor	.37	.38	.49
Expected life of options (in years)	5.5	5.5	5.5

Expected stock volatility is based on several factors including the historical volatility of the Company’s common stock, implied volatility determined from traded options and other factors. The Company uses historical data to estimate option exercises and employee terminations to estimate the expected life of options. The risk-free interest rate for the expected life of the options is based on the U.S. Treasury yield curve in effect on the date of grant. The expected dividend yield is based on the Company’s expected dividend yield over the life of the options.

The following summarizes certain stock option activity of the Company:

Year Ended December 31 (Dollars in Millions)	2015	2014	2013
Fair value of options vested	$25	$33	$41
Intrinsic value of options exercised	130	171	144
Cash received from options exercised	257	408	489
Tax benefit realized from options exercised	50	66	56

To satisfy option exercises, the Company predominantly uses treasury stock.

Additional information regarding stock options outstanding as of December 31, 2015, is as follows:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Shares	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
$11.02 – $15.00	2,664,092	3.1	$11.20	2,664,092	$11.20
$15.01 – $20.00	161,218	2.0	19.58	161,218	19.58
$20.01 – $25.00	2,051,039	4.2	23.85	2,051,039	23.85
$25.01 – $30.00	5,911,183	5.0	28.49	5,051,861	28.47
$30.01 – $35.00	9,215,909	2.6	32.21	8,719,854	32.11
$35.01 – $40.00	3,523,469	1.1	36.04	3,523,469	36.04
$40.01 – $44.32	2,198,798	8.6	42.32	274,562	40.32
Total	25,725,708	3.6	$29.82	22,446,095	$28.68

RESTRICTED STOCK AND UNIT AWARDS

A summary of the status of the Company’s restricted shares of stock and unit awards is presented below:

	2015		2014		2013
Year Ended December 31	Shares	Weighted- Average Grant- Date Fair Value	Shares	Weighted- Average Grant- Date Fair Value	Shares	Weighted- Average Grant- Date Fair Value
Outstanding at beginning of period	7,921,571	$34.09	8,653,859	$29.96	8,935,743	$25.04
Granted	2,897,396	44.24	3,133,168	40.37	3,717,635	33.88
Vested	(3,428,736)	33.27	(3,409,650)	29.38	(3,744,411)	22.17
Cancelled	(495,400)	38.66	(455,806)	34.05	(255,108)	29.18
Outstanding at end of period	6,894,831	$38.44	7,921,571	$34.09	8,653,859	$29.96

The total fair value of shares vested was $152 million, $139 million and $127 million for the years ended December 31, 2015, 2014 and 2013, respectively. Stock-based compensation expense was $125 million, $125 million and $129 million for the years ended December 31, 2015, 2014 and 2013, respectively. On an after-tax basis, stock-based compensation was $78 million, $78 million and $80 million for the years ended December 31, 2015, 2014 and 2013, respectively. As of December 31, 2015, there was $158 million of total unrecognized compensation cost related to nonvested share-based arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 2.5 years as compensation expense.

NOTE 19 INCOME TAXES

The components of income tax expense were:

Year Ended December 31 (Dollars in Millions)	2015	2014	2013

Federal
Current	$1,956	$1,888	$1,885
Deferred	(223)	(126)	(83)

Federal income tax	1,733	1,762	1,802

State
Current	346	331	216
Deferred	18	(6)	14

State income tax	364	325	230

Total income tax provision	$2,097	$2,087	$2,032

A reconciliation of expected income tax expense at the federal statutory rate of 35 percent to the Company’s applicable income tax expense follows:

Year Ended December 31 (Dollars in Millions)	2015		2014	2013
Tax at statutory rate	$2,810		$2,798	$2,717
State income tax, at statutory rates, net of federal tax benefit	237		211	150
Tax effect of
Tax credits and benefits, net of related expenses	(700)		(701)	(648)
Tax-exempt income	(201)		(205)	(212)
Noncontrolling interests	(19)		(20)	37
Other items	(30	)(a)	4	(12)

Applicable income taxes	$2,097		$2,087	$2,032
(a)	Includes the resolution of certain tax matters with taxing authorities.

The tax effects of fair value adjustments on securities available-for-sale, derivative instruments in cash flow hedges, foreign currency translation adjustments, pension and post-retirement plans and certain tax benefits related to stock options are recorded directly to shareholders’ equity as part of other comprehensive income (loss).

In preparing its tax returns, the Company is required to interpret complex tax laws and regulations and utilize income and cost allocation methods to determine its taxable income. On an ongoing basis, the Company is subject to examinations by federal, state, local and foreign taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed and matters are resolved. Federal tax examinations for all years ending through December 31, 2010, are completed and resolved. The Company’s tax returns for the years ended December 31, 2011, 2012, 2013 and 2014 are under examination by the Internal Revenue Service. The years open to examination by state and local government authorities vary by jurisdiction.

A reconciliation of the changes in the federal, state and foreign unrecognized tax position balances are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2015	2014	2013
Balance at beginning of period	$267	$264	$302
Additions (reductions) for tax positions taken in prior years	(17)	31	44
Additions for tax positions taken in the current year	13	4	–
Exam resolutions	(17)	(22)	(56)
Statute expirations	(3)	(10)	(26)

Balance at end of period	$243	$267	$264

The total amount of unrecognized tax positions that, if recognized, would impact the effective income tax rate as of December 31, 2015, 2014 and 2013, were $165 million, $192 million and $181 million, respectively. The Company classifies interest and penalties related to unrecognized tax positions as a component of income tax expense. At December 31, 2015, the Company’s unrecognized tax position balance included $30 million in accrued interest.

During the years ended December 31, 2015, 2014 and 2013 the Company recorded approximately $(1) million, $4 million and $(12) million, respectively, in interest on unrecognized tax positions.

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

The significant components of the Company’s net deferred tax asset (liability) follows:

At December 31 (Dollars in Millions)	2015	2014

Deferred Tax Assets
Allowance for credit losses	$1,615	$1,652
Accrued expenses	764	630
Federal, state and foreign net operating loss carryforwards	464	212
Partnerships and other investment assets	380	403
Pension and postretirement benefits	247	437
Stock compensation	131	143
Other deferred tax assets, net	219	208

Gross deferred tax assets	3,820	3,685

Deferred Tax Liabilities
Leasing activities	(3,026)	(3,042)
Mortgage servicing rights	(859)	(871)
Goodwill and other intangible assets	(859)	(772)
Loans	(204)	(212)
Fixed assets	(111)	(90)
Securities available-for-sale and financial instruments	(47)	(165)
Other deferred tax liabilities, net	(55)	(159)

Gross deferred tax liabilities	(5,161)	(5,311)
Valuation allowance	(137)	(101)

Net Deferred Tax Asset (Liability)	$(1,478)	$(1,727)

The Company has approximately $1.1 billion of federal, state and foreign net operating loss carryforwards which expire at various times through 2035. A substantial portion of these carryforwards relate to state-only net operating losses. These carryforwards are subject to a full valuation allowance. Management has determined it is more likely than not the other net deferred tax assets could be realized through carry back to taxable income in prior years, future reversals of existing taxable temporary differences and future taxable income.

At December 31, 2015, retained earnings included approximately $102 million of base year reserves of acquired thrift institutions, for which no deferred federal income tax liability has been recognized. These base year reserves would be recaptured if the Company’s banking subsidiaries cease to qualify as a bank for federal income tax purposes. The base year reserves also remain subject to income tax penalty provisions that, in general, require recapture upon certain stock redemptions of, and excess distributions to, stockholders.

  NOTE 20   DERIVATIVE INSTRUMENTS

In the ordinary course of business, the Company enters into derivative transactions to manage various risks and to accommodate the business requirements of its customers. The Company recognizes all derivatives on the Consolidated Balance Sheet at fair value in other assets or in other liabilities. On the date the Company enters into a derivative contract, the derivative is designated as either a fair value hedge, cash flow hedge, net investment hedge, or a designation is not made as it is a customer-related transaction, an economic hedge for asset/liability risk management purposes or another stand-alone derivative created through the Company’s operations (“free-standing derivative”). When a derivative is designated as a fair value, cash flow or net investment hedge, the Company performs an assessment, at inception and, at a minimum, quarterly thereafter, to determine the effectiveness of the derivative in offsetting changes in the value or cash flows of the hedged item(s).

Fair Value Hedges These derivatives are interest rate swaps the Company uses to hedge the change in fair value related to interest rate changes of its underlying fixed-rate debt. Changes in the fair value of derivatives designated as fair value hedges, and changes in the fair value of the hedged items, are recorded in earnings. All fair value hedges were highly effective for the year ended December 31, 2015, and the change in fair value attributed to hedge ineffectiveness was not material.

Cash Flow Hedges These derivatives are interest rate swaps the Company uses to hedge the forecasted cash flows from its underlying variable-rate loans and debt. Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income (loss) until the cash flows of the hedged items are realized. If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in other comprehensive income (loss) is reported in earnings immediately, unless the forecasted transaction is at least reasonably possible of occurring, whereby the amounts remain within other comprehensive income (loss). At December 31, 2015, the Company had $67 million (net-of-tax) of realized and unrealized losses on derivatives classified as cash flow hedges recorded in other comprehensive income (loss), compared with $172 million (net-of-tax) of realized and unrealized losses at December 31, 2014. The estimated amount to be reclassified from other comprehensive income (loss) into earnings during the next 12 months is a loss of $68 million (net-of-tax). This amount includes gains and losses related to hedges that were terminated early for which the forecasted transactions are still probable. All cash flow hedges were highly effective for the year ended December 31, 2015, and the change in fair value attributed to hedge ineffectiveness was not material.

Net Investment Hedges The Company uses forward commitments to sell specified amounts of certain foreign currencies, and occasionally non-derivative debt instruments, to hedge the volatility of its investment in foreign businesses driven by fluctuations in foreign currency exchange rates. The ineffectiveness on all net investment hedges was not material for the year ended December 31, 2015. There were no non-derivative debt instruments designated as net investment hedges at December 31, 2015 or 2014.

Other Derivative Positions The Company enters into free-standing derivatives to mitigate interest rate risk and for other risk management purposes. These derivatives include forward commitments to sell to-be-announced securities (“TBAs”) and other commitments to sell residential mortgage loans, which are used to economically hedge the interest rate risk related to residential MLHFS and unfunded mortgage loan commitments. The Company also enters into interest rate swaps, forward commitments to buy TBAs, U.S. Treasury and Eurodollar futures and options on U.S. Treasury futures to economically hedge the change in the fair value of the Company’s MSRs. The Company also enters into foreign currency forwards to economically hedge remeasurement gains and losses the Company recognizes on foreign currency denominated assets and liabilities. In addition, the Company acts as a seller and buyer of interest rate derivatives and foreign exchange contracts for its customers. The Company mitigates the market and liquidity risk associated with these customer derivatives by entering into similar offsetting positions with broker-dealers, or on a portfolio basis by entering into other derivative or non-derivative financial instruments that partially or fully offset the exposure from these customer-related positions. The Company’s customer derivatives and related hedges are monitored and reviewed by the Company’s Market Risk Committee, which establishes policies for market risk management, including exposure limits for each portfolio. The Company also has derivative contracts that are created through its operations, including commitments to originate MLHFS and swap agreements related to the sale of a portion of its Class B common shares of Visa Inc. Refer to Note 22 for further information on these swap agreements.

For additional information on the Company’s purpose for entering into derivative transactions and its overall risk management strategies, refer to “Management Discussion and Analysis — Use of Derivatives to Manage Interest Rate and Other Risks” which is incorporated by reference into these Notes to Consolidated Financial Statements.

The following table summarizes the asset and liability management derivative positions of the Company:

	Asset Derivatives			Liability Derivatives
(Dollars in Millions)	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years

December 31, 2015
Fair value hedges
Interest rate contracts
Receive fixed/pay floating swaps	$3,050	$73	4.43	$–	$–	–
Cash flow hedges
Interest rate contracts
Pay fixed/receive floating swaps	1,772	7	9.22	5,009	146	1.13
Net investment hedges
Foreign exchange forward contracts	1,140	4	.04	–	–	–
Other economic hedges
Interest rate contracts
Futures and forwards
Buy	3,812	17	.07	452	1	.06
Sell	3,201	12	.09	2,559	7	.12
Options
Purchased	2,935	–	.06	–	–	–
Written	3,199	29	.10	5	1	.08
Receive fixed/pay floating swaps	3,733	42	9.98	4,748	18	10.18
Pay fixed/receive floating swaps	287	2	9.82	4,158	35	9.97
Foreign exchange forward contracts	3,023	13	.01	2,380	10	.03
Equity contracts	62	–	.47	24	1	.82
Credit contracts	1,192	2	2.58	2,821	3	2.99
Other(a)	36	–	.04	662	64	2.60
Total	$27,442	$201		$22,818	$286

December 31, 2014
Fair value hedges
Interest rate contracts
Receive fixed/pay floating swaps	$2,750	$65	5.69	$–	$–	–
Cash flow hedges
Interest rate contracts
Pay fixed/receive floating swaps	272	6	7.76	5,748	315	1.94
Receive fixed/pay floating swaps	250	–	.16	–	–	–
Net investment hedges
Foreign exchange forward contracts	1,047	31	.04	–	–	–
Other economic hedges
Interest rate contracts
Futures and forwards
Buy	4,839	45	.07	60	–	.08
Sell	448	10	.13	6,713	62	.09
Options
Purchased	2,500	–	.06	–	–	–
Written	2,643	31	.08	4	–	.11
Receive fixed/pay floating swaps	3,552	14	10.22	250	1	10.22
Pay fixed/receive floating swaps	15	–	10.22	–	–	–
Foreign exchange forward contracts	510	3	.03	6,176	41	.02
Equity contracts	86	3	.60	–	–	–
Credit contracts	1,247	3	3.29	2,282	5	2.85
Other(a)	58	4	.03	390	48	3.20
Total	$20,217	$215		$21,623	$472
(a)	Includes short-term underwriting purchase and sale commitments with total asset and liability notional values of $36 million and $58 million at December 31, 2015 and 2014, respectively, and derivative liability swap agreements related to the sale of a portion of the Company’s Class B common shares of Visa Inc. The Visa swap agreements had a total notional value, fair value and weighted average remaining maturity of $626 million, $64 million and 2.75 years at December 31, 2015, respectively, compared to $332 million, $44 million and 3.75 years at December 31, 2014, respectively.

The following table summarizes the customer-related derivative positions of the Company:

	Asset Derivatives			Liability Derivatives
(Dollars in Millions)	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years

December 31, 2015
Interest rate contracts
Receive fixed/pay floating swaps	$32,647	$1,097	5.69	$14,068	$54	4.71
Pay fixed/receive floating swaps	10,685	43	4.55	35,045	1,160	5.74
Options
Purchased	8,705	10	2.61	146	1	2.23
Written	146	2	2.23	8,482	9	2.57
Futures
Buy	–	–	–	2,859	2	.84
Sell	45	–	.97	–	–	–
Foreign exchange rate contracts
Forwards, spots and swaps	18,399	851	.59	17,959	830	.58
Options
Purchased	1,485	43	1.19	–	–	–
Written	–	–	–	1,485	43	1.19
Total	$72,112	$2,046		$80,044	$2,099

December 31, 2014
Interest rate contracts
Receive fixed/pay floating swaps	$21,724	$888	6.09	$5,880	$24	3.79
Pay fixed/receive floating swaps	4,622	26	3.27	21,821	892	6.08
Options
Purchased	4,409	10	3.79	24	–	2.42
Written	24	–	2.42	4,375	10	3.79
Futures
Buy	1,811	–	.22	226	–	.45
Sell	152	–	1.08	46	–	1.73
Foreign exchange rate contracts
Forwards, spots and swaps	17,062	890	.52	14,645	752	.59
Options
Purchased	976	39	.44	–	–	–
Written	–	–	–	976	39	.44
Total	$50,780	$1,853		$47,993	$1,717

The table below shows the effective portion of the gains (losses) recognized in other comprehensive income (loss) and the gains (losses) reclassified from other comprehensive income (loss) into earnings (net-of-tax) for the years ended December 31:

	Gains (Losses) Recognized in Other Comprehensive Income (Loss)			Gains (Losses) Reclassified from Other Comprehensive Income (Loss) into Earnings
(Dollars in Millions)	2015	2014	2013	2015	2014	2013

Asset and Liability Management Positions
Cash flow hedges
Interest rate contracts(a)	$(15)	$(26)	$25	$(120)	$(115)	$(118)
Net investment hedges
Foreign exchange forward contracts	101	130	(45)	–	–	–
Note:	Ineffectiveness on cash flow and net investment hedges was not material for the years ended December 31, 2015, 2014 and 2013.
(a)	Gains (Losses) reclassified from other comprehensive income (loss) into interest income on loans and interest expense on long-term debt.

The table below shows the gains (losses) recognized in earnings for fair value hedges, other economic hedges and the customer-related positions for the years ended December 31:

(Dollars in Millions)	Location of Gains (Losses) Recognized in Earnings	2015	2014	2013

Asset and Liability Management Positions
Fair value hedges(a)
Interest rate contracts	Other noninterest income	$7	$29	$(9)
Other economic hedges
Interest rate contracts
Futures and forwards	Mortgage banking revenue	186	(122)	615
Purchased and written options	Mortgage banking revenue	191	287	243
Receive fixed/pay floating swaps	Mortgage banking revenue	139	384	(322)
Pay fixed/receive floating swaps	Mortgage banking revenue	(33)	–	–
Foreign exchange forward contracts	Commercial products revenue	108	(29)	49
Equity contracts	Compensation expense	(1)	2	2
Credit contracts	Other noninterest income	2	–	6
Other	Other noninterest income	–	(43)	–

Customer-Related Positions
Interest rate contracts
Receive fixed/pay floating swaps	Other noninterest income	360	686	(361)
Pay fixed/receive floating swaps	Other noninterest income	(320)	(652)	378
Purchased and written options	Other noninterest income	3	–	–
Futures	Other noninterest income	1	–	–
Foreign exchange rate contracts
Forwards, spots and swaps	Commercial products revenue	74	66	51
Purchased and written options	Commercial products revenue	2	1	–
(a)	Gains (Losses) on items hedged by interest rate contracts included in noninterest income (expense), were $(7) million, $(27) million and $8 million for the years ended December 31, 2015, 2014 and 2013, respectively. The ineffective portion was immaterial for the years ended December 31, 2015, 2014 and 2013.

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

The Company’s collateral arrangements are predominately bilateral and, therefore, contain provisions that require collateralization of the Company’s net liability derivative positions. Required collateral coverage is based on certain net liability thresholds and contingent upon the Company’s credit rating from two of the nationally recognized statistical rating organizations. If the Company’s credit rating were to fall below credit ratings thresholds established in the collateral arrangements, the counterparties to the derivatives could request immediate additional collateral coverage up to and including full collateral coverage for derivatives in a net liability position. The aggregate fair value of all derivatives under collateral arrangements that were in a net liability position at December 31, 2015, was $956 million. At December 31, 2015, the Company had $823 million of cash posted as collateral against this net liability position.

  NOTE 21   NETTING ARRANGEMENTS FOR CERTAIN  FINANCIAL INSTRUMENTS AND SECURITIES FINANCING ACTIVITIES

The majority of the Company’s derivative portfolio consists of bilateral over-the-counter trades. However, current regulations require that certain interest rate swaps and forwards and credit contracts need to be centrally cleared through clearinghouses. In addition, a portion of the Company’s derivative positions are exchange-traded. These are predominately U.S. Treasury futures or options on U.S. Treasury futures. Of the Company’s $202.4 billion total notional amount of derivative positions at December 31, 2015, $69.8 billion related to those centrally cleared through clearinghouses and $8.3 billion related to those that were exchange-traded. Irrespective of how derivatives are traded, the Company’s derivative contracts include offsetting rights (referred to as netting arrangements), and depending on expected volume, credit risk, and counterparty preference, collateral maintenance may be required. For all derivatives under collateral support arrangements, fair value is determined daily and, depending on the collateral maintenance requirements, the Company and a counterparty may receive or deliver collateral, based upon the net fair value of all derivative positions between the Company and the counterparty. Collateral is typically cash, but securities may be allowed under collateral arrangements with certain counterparties. Receivables and payables related to cash collateral are included in other assets and other liabilities on the Consolidated Balance Sheet, along with the related derivative asset and liability fair values. Any securities pledged to counterparties as collateral remain on the Consolidated Balance Sheet. Securities received from counterparties as collateral are not recognized on the Consolidated Balance Sheet, unless the counterparty defaults. In general, securities used as collateral can be sold, repledged or otherwise used by the party in possession. No restrictions exist on the use of cash collateral by either party. Refer to Note 20 for further discussion of the Company’s derivatives, including collateral arrangements.

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

Securities transferred to counterparties under repurchase agreements and securities loaned transactions continue to be recognized on the Consolidated Balance Sheet, are measured at fair value, and are included in investment securities or other assets. Securities received from counterparties under reverse repurchase agreements and securities borrowed transactions are not recognized on the Consolidated Balance Sheet unless the counterparty defaults. The securities transferred under repurchase and reverse repurchase transactions typically are U.S. Treasury and agency securities or residential agency mortgage-backed securities. The securities loaned or borrowed typically are corporate debt securities traded by the Company’s broker-dealer. In general, the securities transferred can be sold, repledged or otherwise used by the party in possession. No restrictions exist on the use of cash collateral by either party. Repurchase/reverse repurchase and securities loaned/borrowed transactions expose the Company to counterparty risk. The Company manages this risk by performing assessments, independent of business line managers, and establishing concentration limits on each counterparty. Additionally, these transactions include collateral arrangements that require the fair values of the underlying securities to be determined daily, resulting in cash being obtained or refunded to counterparties to maintain specified collateral levels. At December 31, 2015, the Company had no outstanding securities loaned transactions.

The following table summarizes the maturities by category of collateral pledged for repurchase agreements at December 31, 2015:

(Dollars in Millions)	Overnight and Continuous	Less Than 30 Days	Total
U.S. Treasury and agencies	$122	$–	$122
Residential agency mortgage-backed securities	802	168	970

Gross amount of recognized liabilities	$924	$168	$1,092

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

The following tables provide information on the Company’s netting adjustments, and items not offset on the Consolidated Balance Sheet but available for offset in the event of default:

(Dollars in Millions)	Gross Recognized Assets	Gross Amounts Offset on the Consolidated Balance Sheet(a)	Net Amounts Presented on the Consolidated Balance Sheet	Gross Amounts Not Offset on the Consolidated Balance Sheet		Net Amount
				Financial Instruments(b)	Collateral Received(c)
December 31, 2015
Derivative assets(d)	$1,879	$(807)	$1,072	$(82)	$–	$990
Reverse repurchase agreements	106	–	106	(102)	(4)	–
Securities borrowed	772	–	772	–	(753)	19

Total	$2,757	$(807)	$1,950	$(184)	$(757)	$1,009

December 31, 2014
Derivative assets(d)	$1,847	$(870)	$977	$(58)	$–	$919
Reverse repurchase agreements	40	–	40	(40)	–	–
Securities borrowed	638	–	638	–	(620)	18

Total	$2,525	$(870)	$1,655	$(98)	$(620)	$937
(a)	Includes $165 million and $258 million of cash collateral related payables that were netted against derivative assets at December 31, 2015 and 2014, respectively.
(b)	For derivative assets this includes any derivative liability fair values that could be offset in the event of counterparty default; for reverse repurchase agreements this includes any repurchase agreement payables that could be offset in the event of counterparty default; for securities borrowed this includes any securities loaned payables that could be offset in the event of counterparty default.
(c)	Includes the fair value of securities received by the Company from the counterparty. These securities are not included on the Consolidated Balance Sheet unless the counterparty defaults.
(d)	Excludes $368 million and $221 million of derivative assets centrally cleared or otherwise not subject to netting arrangements at December 31, 2015 and 2014, respectively.

(Dollars in Millions)	Gross Recognized Liabilities	Gross Amounts Offset on the Consolidated Balance Sheet(a)	Net Amounts Presented on the Consolidated Balance Sheet	Gross Amounts Not Offset on the Consolidated Balance Sheet		Net Amount
				Financial Instruments(b)	Collateral Pledged(c)
December 31, 2015
Derivative liabilities(d)	$1,809	$(1,283)	$526	$(82)	$–	$444
Repurchase agreements	1,092	–	1,092	(102)	(990)	–

Total	$2,901	$(1,283)	$1,618	$(184)	$(990)	$444

December 31, 2014
Derivative liabilities(d)	$1,847	$(1,317)	$530	$(58)	$–	$472
Repurchase agreements	948	–	948	(40)	(908)	–
Securities loaned	47	–	47	–	(46)	1

Total	$2,842	$(1,317)	$1,525	$(98)	$(954)	$473
(a)	Includes $641 million and $705 million of cash collateral related receivables that were netted against derivative liabilities at December 31, 2015 and 2014, respectively.
(b)	For derivative liabilities this includes any derivative asset fair values that could be offset in the event of counterparty default; for repurchase agreements this includes any reverse repurchase agreement receivables that could be offset in the event of counterparty default; for securities loaned this includes any securities borrowed receivables that could be offset in the event of counterparty default.
(c)	Includes the fair value of securities pledged by the Company to the counterparty. These securities are included on the Consolidated Balance Sheet unless the Company defaults.
(d)	Excludes $576 million and $342 million of derivative liabilities centrally cleared or otherwise not subject to netting arrangements at December 31, 2015 and 2014, respectively.

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

When the Company changes its valuation inputs for measuring financial assets and financial liabilities at fair value, either due to changes in current market conditions or other factors, it may need to transfer those assets or liabilities to another level in the hierarchy based on the new inputs used. The Company recognizes these transfers at the end of the reporting period in which the transfers occur. During the years ended December 31, 2015, 2014 and 2013, there were no transfers of financial assets or financial liabilities between the hierarchy levels.

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

The following section describes the valuation methodologies used by the Company to measure financial assets and liabilities at fair value and for estimating fair value for financial instruments not recorded at fair value as required under disclosure guidance related to the fair value of financial instruments. In addition, the following section includes an indication of the level of the fair value hierarchy in which the assets or liabilities are classified. Where appropriate, the description includes information about the valuation models and key inputs to those models. During the years ended December 31, 2015, 2014 and 2013, there were no significant changes to the valuation techniques used by the Company to measure fair value.

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

For other securities, quoted market prices may not be readily available for the specific securities. When possible, the Company determines fair value based on market observable information, including quoted market prices for similar securities, inactive transaction prices, and broker quotes. These securities are classified within Level 2 of the fair value hierarchy. Level 2 valuations are generally provided by a third party pricing service. The Company reviews the valuation methodologies utilized by the pricing service and, on a quarterly basis, reviews the security level prices provided by the pricing service against management’s expectation of fair value, based on changes in various benchmarks and market knowledge from recent trading activity. Additionally, each quarter, the Company validates the fair value provided by the pricing service by comparing them to recent observable market trades (where available), broker provided quotes, or other independent secondary pricing sources. Prices obtained from the pricing service are adjusted if they are found to be inconsistent with relevant market data. Level 2 investment securities are predominantly agency mortgage-backed securities, certain other asset-backed securities, municipal securities, corporate debt securities, agency debt securities and certain perpetual preferred securities.

The fair value of securities for which there are no market trades, or where trading is inactive as compared to normal market activity, are classified within Level 3 of the fair value hierarchy. The Company determines the fair value of these securities by using a discounted cash flow methodology and incorporating observable market information, where available. These valuations are modeled by a unit within the Company’s treasury department. The valuations use assumptions regarding housing prices, interest rates and borrower performance. Inputs are refined and updated at least quarterly to reflect market developments and actual performance. The primary valuation drivers of these securities are the prepayment rates, default rates and default severities associated with the underlying collateral, as well as the discount rate used to calculate the present value of the projected cash flows. Level 3 fair values, including the assumptions used, are subject to review by senior management in corporate functions, who are independent from the modeling. The fair value measurements are also compared to fair values provided by third party pricing services and broker provided quotes, where available. Securities classified within Level 3 include non-agency mortgage-backed securities, non-agency commercial mortgage-backed securities, certain asset-backed securities, certain collateralized debt obligations and collateralized loan obligations and certain corporate debt securities.

Mortgage Loans Held For Sale MLHFS measured at fair value, for which an active secondary market and readily available market prices exist, are initially valued at the transaction price and are subsequently valued by comparison to instruments with similar collateral and risk profiles. MLHFS are classified within Level 2. Included in mortgage banking revenue was a $27 million net gain, a $185 million net gain and a $335 million net loss for the years ended December 31, 2015, 2014 and 2013, respectively, from the changes to fair value of these MLHFS under fair value option accounting guidance. Changes in fair value due to instrument specific credit risk were immaterial. Interest income for MLHFS is measured based on contractual interest rates and reported as interest income on the Consolidated Statement of Income. Electing to measure MLHFS at fair value reduces certain timing differences and better matches changes in fair value of these assets with changes in the value of the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting.

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

Mortgage Servicing Rights MSRs are valued using a discounted cash flow methodology, and are classified within Level 3. The Company determines fair value by estimating the present value of the asset’s future cash flows using prepayment rates, discount rates, and other assumptions. The MSR valuations, as well as the assumptions used, are developed by the mortgage banking division and are subject to review by senior management in corporate functions, who are independent from the modeling. The MSR valuations and assumptions are validated through comparison to trade information when available, publicly available data and industry surveys and are also compared to independent third party valuations each quarter. Risks inherent in MSR valuation include higher than expected prepayment rates and/or delayed receipt of cash flows. There is minimal observable market activity for MSRs on comparable portfolios, and, therefore the determination of fair value requires significant management judgment. Refer to Note 10 for further information on MSR valuation assumptions.

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

Other Financial Instruments Other financial instruments include cost method equity investments and certain community development and tax-advantaged related assets and liabilities. The majority of the Company’s cost method equity investments are in Federal Home Loan Bank and Federal Reserve Bank stock, for which the carrying amounts approximate fair value and are classified within Level 2. Investments in other equity and limited partnership funds are estimated using fund provided net asset values. These equity investments are classified within Level 3. The community development and tax-advantaged related asset balances primarily represent the underlying assets of consolidated community development and tax-advantaged entities. The community development and tax-advantaged related liabilities represent the underlying liabilities of the consolidated entities (included in long-term debt) and liabilities related to other third party interests (included in other liabilities). The carrying value of the community development and tax-advantaged related asset and other liability balances are a reasonable estimate of fair value and are classified within Level 3. Refer to Note 8 for further information on community development and tax-advantaged related assets and liabilities. Fair value is provided for disclosure purposes only.

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

SIGNIFICANT UNOBSERVABLE INPUTS OF LEVEL 3 ASSETS AND LIABILITIES

The following section provides information on the significant inputs used by the Company to determine the fair value measurements of Level 3 assets and liabilities recorded at fair value on the Consolidated Balance Sheet. In addition, the following section includes a discussion of the sensitivity of the fair value measurements to changes in the significant inputs and a description of any interrelationships between these inputs for Level 3 assets and liabilities recorded at fair value on a recurring basis. The discussion below excludes nonrecurring fair value measurements of collateral value used for impairment measures for loans and OREO. These valuations utilize third party appraisal or broker price opinions, and are classified as Level 3 due to the significant judgment involved.

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

The following table shows the significant valuation assumption ranges for Level 3 available-for-sale investment securities at December 31, 2015:

	Minimum	Maximum	Average

Residential Prime Non-Agency Mortgage-Backed Securities(a)
Estimated lifetime prepayment rates	5%	20%	14%
Lifetime probability of default rates	–	7	4
Lifetime loss severity rates	15	60	33
Discount margin	2	5	3

Residential Non-Prime Non-Agency Mortgage-Backed Securities(b)
Estimated lifetime prepayment rates	3%	13%	8%
Lifetime probability of default rates	4	12	7
Lifetime loss severity rates	20	70	52
Discount margin	1	6	3

Other Asset-Backed Securities
Estimated lifetime prepayment rates	6%	6%	6%
Lifetime probability of default rates	5	5	5
Lifetime loss severity rates	40	40	40
Discount margin	6	6	6
(a)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(b)	Includes all securities not meeting the conditions to be designated as prime.

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

The following table shows the significant valuation assumption ranges for MSRs at December 31, 2015:

	Minimum	Maximum	Average
Expected prepayment	10%	19%	11%
Discount rate	9	13	10

Derivatives The Company has two distinct Level 3 derivative portfolios: (i) the Company’s commitments to purchase and originate mortgage loans that meet the requirements of a derivative and (ii) the Company’s asset/liability and customer-

related derivatives that are Level 3 due to unobservable inputs related to measurement of risk of nonperformance by the counterparty. In addition, the Company’s Visa swaps are classified within Level 3.

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

The following table shows the significant valuation assumption ranges for the Company’s derivative commitments to purchase and originate mortgage loans at December 31, 2015:

	Minimum	Maximum	Average
Expected loan close rate	9%	100%	79%
Inherent MSR value (basis points per loan)	30	196	120

The significant unobservable input used in the fair value measurement of certain of the Company’s asset/liability and customer-related derivatives is the credit valuation adjustment related to the risk of counterparty nonperformance. A significant increase in the credit valuation adjustment would result in a lower fair value measurement. A significant decrease in the credit valuation adjustment would result in a higher fair value measurement. The credit valuation adjustment is impacted by changes in the Company’s assessment of the counterparty’s credit position. At December 31, 2015, the minimum, maximum and average credit valuation adjustment as a percentage of the derivative contract fair value prior to adjustment was 0 percent, 98 percent and 5 percent, respectively.

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

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis:

(Dollars in Millions)	Level 1	Level 2	Level 3	Netting	Total
December 31, 2015
Available-for-sale securities
U.S. Treasury and agencies	$3,708	$888	$–	$–	$4,596
Mortgage-backed securities
Residential
Agency	–	50,076	–	–	50,076
Non-agency
Prime(a)	–	–	318	–	318
Non-prime(b)	–	–	240	–	240
Commercial
Agency	–	52	–	–	52
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	–	19	–	–	19
Other	–	539	2	–	541
Obligations of state and political subdivisions	–	5,316	–	–	5,316
Corporate debt securities	102	499	9	–	610
Perpetual preferred securities	48	113	–	–	161
Other investments	40	28	–	–	68
Total available-for-sale	3,898	57,530	569	–	61,997
Mortgage loans held for sale	–	3,110	–	–	3,110
Mortgage servicing rights	–	–	2,512	–	2,512
Derivative assets	–	1,632	615	(807)	1,440
Other assets	202	589	–	–	791
Total	$4,100	$62,861	$3,696	$(807)	$69,850
Derivative liabilities	$2	$2,266	$117	$(1,283)	$1,102
Short-term borrowings(c)	122	645	–	–	767
Total	$124	$2,911	$117	$(1,283)	$1,869
December 31, 2014
Available-for-sale securities
U.S. Treasury and agencies	$1,351	$1,281	$–	$–	$2,632
Mortgage-backed securities
Residential
Agency	–	45,017	–	–	45,017
Non-agency
Prime(a)	–	–	405	–	405
Non-prime(b)	–	–	280	–	280
Commercial
Agency	–	115	–	–	115
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	–	22	–	–	22
Other	–	557	62	–	619
Obligations of state and political subdivisions	–	5,868	–	–	5,868
Obligations of foreign governments	–	6	–	–	6
Corporate debt securities	101	504	9	–	614
Perpetual preferred securities	55	162	–	–	217
Other investments	251	23	–	–	274
Total available-for-sale	1,758	53,555	756	–	56,069
Mortgage loans held for sale	–	4,774	–	–	4,774
Mortgage servicing rights	–	–	2,338	–	2,338
Derivative assets	–	1,408	660	(870)	1,198
Other assets	231	641	–	–	872
Total	$1,989	$60,378	$3,754	$(870)	$65,251
Derivative liabilities	$–	$2,103	$86	$(1,317)	$872
Short-term borrowings(c)	101	608	–	–	709
Total	$101	$2,711	$86	$(1,317)	$1,581
(a)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(b)	Includes all securities not meeting the conditions to be designated as prime.
(c)	Represents the Company’s obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.

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
2015
Available-for-sale securities
Mortgage-backed securities
Residential non-agency
Prime(a)	$405	$–		$(4)		$–	$–	$(83)	$–		$–	$318	$(4)
Non-prime(b)	280	(1)		(1)		–	–	(38)	–		–	240	(1)
Asset-backed securities
Other	62	4		(2)		–	(51)	(11)	–		–	2	–
Corporate debt securities	9	–		–		–	–	–	–		–	9	–
Total available-for-sale	756	3	(c)	(7	)(f)	–	(51)	(132)	–		–	569	(5)
Mortgage servicing rights	2,338	(487	)(d)	–		29	–	–	632	(g)	–	2,512	(487	)(d)
Net derivative assets and liabilities	574	707	(e)	–		1	(13)	–	–		(771)	498	135	(h)

2014
Available-for-sale securities
Mortgage-backed securities
Residential non-agency
Prime(a)	$478	$–		$15		$–	$–	$(88)	$–		$–	$405	$14
Non-prime(b)	297	(6)		19		–	–	(30)	–		–	280	19
Asset-backed securities
Other	63	4		–		5	–	(10)	–		–	62	–
Corporate debt securities	9	–		–		–	–	–	–		–	9	–
Total available-for-sale	847	(2	)(i)	34	(f)	5	–	(128)	–		–	756	33
Mortgage servicing rights	2,680	(588	)(d)	–		5	(141)	–	382	(g)	–	2,338	(588	)(d)
Net derivative assets and liabilities	445	904	(j)	–		1	(4)	–	–		(772)	574	188	(k)

2013
Available-for-sale securities
Mortgage-backed securities
Residential non-agency
Prime(a)	$624	$(6)		$8		$–	$–	$(148)	$–		$–	$478	$9
Non-prime(b)	355	(13)		17		–	(20)	(42)	–		–	297	17
Asset-backed securities
Other	15	3		1		51	–	(7)	–		–	63	–
Corporate debt securities	9	–		–		–	–	–	–		–	9	–
Total available-for-sale	1,003	(16	)(l)	26	(f)	51	(20)	(197)	–		–	847	26
Mortgage servicing rights	1,700	203	(d)	–		8	–	–	769	(g)	–	2,680	203	(d)
Net derivative assets and liabilities	1,179	(18	)(m)	–		1	(5)	–	–		(712)	445	(321	)(n)
(a)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(b)	Includes all securities not meeting the conditions to be designated as prime.
(c)	Included in interest income.
(d)	Included in mortgage banking revenue.
(e)	Approximately $289 million included in other noninterest income and $418 million included in mortgage banking revenue.
(f)	Included in changes in unrealized gains and losses on securities available-for-sale.
(g)	Represents MSRs capitalized during the period.
(h)	Approximately $92 million included in other noninterest income and $43 million included in mortgage banking revenue.
(i)	Approximately $(3) million included in securities gains (losses) and $1 million included in interest income.
(j)	Approximately $404 million included in other noninterest income and $500 million included in mortgage banking revenue.
(k)	Approximately $128 million included in other noninterest income and $60 million included in mortgage banking revenue.
(l)	Approximately $(14) million included in securities gains (losses) and $(2) million included in interest income.
(m)	Approximately $(149) million included in other noninterest income and $131 million included in mortgage banking revenue.
(n)	Approximately $(340) million included in other noninterest income and $19 million included in mortgage banking revenue.

The Company is also required periodically to measure certain other financial assets at fair value on a nonrecurring basis.

These measurements of fair value usually result from the application of lower-of-cost-or-fair value accounting or write-downs of individual assets.

The following table summarizes the balances as of the measurement date of assets measured at fair value on a nonrecurring basis, and still held as of the reporting date as of December 31:

	2015				2014
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans(a)	$–	$–	$87	$87	$–	$–	$77	$77
Other assets(b)	–	–	66	66	–	–	90	90
(a)	Represents the carrying value of loans for which adjustments were based on the fair value of the collateral, excluding loans fully charged-off.
(b)	Primarily represents the fair value of foreclosed properties that were measured at fair value based on an appraisal or broker price opinion of the collateral subsequent to their initial acquisition.

The following table summarizes losses recognized related to nonrecurring fair value measurements of individual assets or portfolios for the years ended December 31:

(Dollars in Millions)	2015	2014	2013
Loans(a)	$175	$108	$83
Other assets(b)	42	70	96
(a)	Represents write-downs of student loans held for sale based on non-binding quoted prices received for the portfolio, that were subsequently transferred to loans, and write-downs of loans which were based on the fair value of the collateral, excluding loans fully charged-off.
(b)	Primarily represents related losses of foreclosed properties that were measured at fair value subsequent to their initial acquisition.

FAIR VALUE OPTION

The following table summarizes the differences between the aggregate fair value carrying amount of MLHFS for which the fair value option has been elected and the aggregate unpaid principal amount that the Company is contractually obligated to receive at maturity as of December 31:

	2015			2014
(Dollars in Millions)	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal
Total loans	$3,110	$3,032	$78	$4,774	$4,582	$192
Nonaccrual loans	5	7	(2)	6	9	(3)
Loans 90 days or more past due	–	–	–	1	1	–

DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table summarizes the estimated fair value for financial instruments as of December 31, 2015 and 2014, and includes financial instruments that are not accounted for at fair value. In accordance with disclosure guidance related to fair values of financial instruments, the Company did not include assets and liabilities that are not financial instruments, such as the value of goodwill, long-term relationships with deposit, credit card, merchant processing and trust customers, other purchased intangibles, premises and equipment, deferred taxes and other liabilities. Additionally, in accordance with the disclosure guidance, insurance contracts and investments accounted for under the equity method are excluded.

The estimated fair values of the Company’s financial instruments as of December 31, are shown in the table below:

	2015					2014
	Carrying Amount	Fair Value				Carrying Amount	Fair Value
(Dollars in Millions)		Level 1	Level 2	Level 3	Total		Level 1	Level 2	Level 3	Total
Financial Assets
Cash and due from banks	$11,147	$11,147	$–	$–	$11,147	$10,654	$10,654	$–	$–	$10,654
Federal funds sold and securities purchased under resale agreements	169	–	169	–	169	118	–	118	–	118
Investment securities held-to-maturity	43,590	2,275	41,138	80	43,493	44,974	1,928	43,124	88	45,140
Loans held for sale(a)	74	–	–	74	74	18	–	–	18	18
Loans(b)	256,899	–	–	259,736	259,736	243,735	–	–	245,424	245,424
Other financial instruments	2,311	–	921	1,398	2,319	2,187	–	924	1,269	2,193

Financial Liabilities
Deposits	300,400	–	300,225	–	300,225	282,733	–	282,708	–	282,708
Short-term borrowings(c)	27,110	–	26,782	–	26,782	29,184	–	28,973	–	28,973
Long-term debt	32,078	–	32,412	–	32,412	32,260	–	32,659	–	32,659
Other liabilities	1,353	–	–	1,353	1,353	1,231	–	–	1,231	1,231
(a)	Excludes mortgages held for sale for which the fair value option under applicable accounting guidance was elected.
(b)	Excludes loans measured at fair value on a nonrecurring basis.
(c)	Excludes the Company’s obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.

The fair value of unfunded commitments, deferred non-yield related loan fees, standby letters of credit and other guarantees is approximately equal to their carrying value. The carrying value of unfunded commitments, deferred non-yield related loan fees and standby letters of credit was $515 million and $413 million at December 31, 2015 and 2014, respectively. The carrying value of other guarantees was $184 million and $211 million at December 31, 2015 and 2014, respectively.

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

Using proceeds from its IPO and through reductions to the conversion ratio applicable to the Class B shares held by Visa U.S.A. member banks, Visa Inc. has funded an escrow account for the benefit of member financial institutions to fund their indemnification obligations associated with the Visa Litigation. The receivable related to the escrow account is classified in other liabilities as a direct offset to the related Visa Litigation contingent liability. On October 19, 2012, Visa signed a settlement agreement to resolve class action claims associated with the multi-district interchange litigation, the largest of the remaining Visa Litigation matters. The settlement has been approved by the court, but has been challenged by some class members and is being appealed. In addition, a number of class members opted out of the settlement and have filed actions against the Card Associations. At December 31, 2015, the carrying amount of the Company’s liability related to the Visa Litigation matters, net of its share of the escrow fundings, was $19 million. During 2015, the Company sold 2.5 million of its Class B shares. These sales, and any previous sales of its Class B shares, do not impact the Company’s liability for the Visa Litigation matters or the receivable related to the escrow account. The remaining 6.4 million Class B shares held by the Company will be eligible for conversion to Class A shares of Visa Inc., and thereby become marketable, upon final settlement of the Visa Litigation. These shares are excluded from the Company’s financial instruments disclosures included in Note 22.

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

The contract or notional amounts of unfunded commitments to extend credit at December 31, 2015, excluding those commitments considered derivatives, were as follows:

	Term
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Commercial and commercial real estate loans	$25,917	$93,924	$119,841
Corporate and purchasing card loans(a)	23,608	–	23,608
Residential mortgages	315	13	328
Retail credit card loans(a)	95,832	–	95,832
Other retail loans	12,951	21,141	34,092
Covered loans	–	568	568
Other	5,203	94	5,297
(a)	Primarily cancelable at the Company’s discretion.

Lease Commitments Rental expense for operating leases totaled $328 million in 2015, $326 million in 2014 and $311 million in 2013. Future minimum payments, net of sublease rentals, under capitalized leases and noncancelable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 2015:

(Dollars in Millions)	Capitalized Leases	Operating Leases
2016	$14	$265
2017	13	242
2018	13	203
2019	11	166
2020	10	126
Thereafter	42	471

Total minimum lease payments	103	$1,473
Less amount representing interest	35

Present value of net minimum lease payments	$68

OTHER GUARANTEES AND CONTINGENT LIABILITIES

The following table is a summary of other guarantees and contingent liabilities of the Company at December 31, 2015:

(Dollars in Millions)	Collateral Held	Carrying Amount	Maximum Potential Future Payments
Standby letters of credit	$–	$57	$13,020
Third party borrowing arrangements	–	–	8
Securities lending indemnifications	4,387	–	4,246
Asset sales	–	119	5,089
Merchant processing	409	61	94,995
Contingent consideration arrangements	–	2	2
Tender option bond program guarantee	2,254	–	2,183
Minimum revenue guarantees	–	2	12
Other	–	–	792

Letters of Credit Standby letters of credit are commitments the Company issues to guarantee the performance of a customer to a third party. The guarantees frequently support public and private borrowing arrangements, including commercial paper issuances, bond financings and other similar transactions. The Company also issues and confirms commercial letters of credit on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer’s or counterparty’s nonperformance, the Company’s credit loss exposure is similar to that in any extension of credit, up to the letter’s contractual amount. Management assesses the borrower’s credit to determine the necessary collateral, which may include marketable securities, receivables, inventory, equipment and real estate. Since the conditions requiring the Company to fund letters of credit may not occur, the Company expects its liquidity requirements to be less than the total outstanding commitments. The maximum potential future payments guaranteed by the Company under standby letter of credit arrangements at December 31, 2015, were approximately $13.0 billion with a weighted-average term of approximately 21 months. The estimated fair value of standby letters of credit was approximately $57 million at December 31, 2015.

The contract or notional amount of letters of credit at December 31, 2015, were as follows:

	Term
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Standby	$5,701	$7,319	$13,020
Commercial	218	48	266

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

Third Party Borrowing Arrangements The Company provides guarantees to third parties as a part of certain subsidiaries’ borrowing arrangements. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $8 million at December 31, 2015.

Commitments from Securities Lending The Company participates in securities lending activities by acting as the customer’s agent involving the loan of securities. The Company indemnifies customers for the difference between the fair value of the securities lent and the fair value of the collateral received. Cash collateralizes these transactions. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $4.2 billion at December 31, 2015, and represent the fair value of the securities lent to third parties. At December 31, 2015, the Company held $4.4 billion of cash as collateral for these arrangements.

Asset Sales The Company has provided guarantees to certain third parties in connection with the sale or syndication of certain assets, primarily loan portfolios and tax-advantaged investments. These guarantees are generally in the form of asset buy-back or make-whole provisions that are triggered upon a credit event or a change in the tax-qualifying status of the related projects, as applicable, and remain in effect until the loans are collected or final tax credits are realized, respectively. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $5.1 billion at December 31, 2015, and represented the proceeds received from the buyer or the guaranteed portion in these transactions where the buy-back or make-whole provisions have not yet expired. At December 31, 2015, the Company had reserved $89 million for potential losses related to the sale or syndication of tax- advantaged investments.

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

The Company regularly sells loans to GSEs as part of its mortgage banking activities. The Company provides customary representations and warranties to the GSEs in conjunction with these sales. These representations and warranties generally require the Company to repurchase assets if it is subsequently determined that a loan did not meet specified criteria, such as a documentation deficiency or rescission of mortgage insurance. If the Company is unable to cure or refute a repurchase request, the Company is generally obligated to repurchase the loan or otherwise reimburse the counterparty for losses. At December 31, 2015, the Company had reserved $30 million for potential losses from representation and warranty obligations, compared with $46 million at December 31, 2014. The Company’s reserve reflects management’s best estimate of losses for representation and warranty obligations. The Company’s repurchase reserve is modeled at the loan level, taking into consideration the individual credit quality and borrower activity that has transpired since origination. The model applies credit quality and economic risk factors to derive a probability of default and potential repurchase that are based on the Company’s historical loss experience, and estimates loss severity based on expected collateral value. The Company also considers qualitative factors that may result in anticipated losses differing from historical loss trends.

As of December 31, 2015 and 2014, the Company had $12 million and $19 million, respectively, of unresolved representation and warranty claims from the GSEs. The Company does not have a significant amount of unresolved claims from investors other than the GSEs.

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

A cardholder, through its issuing bank, generally has until the later of up to four months after the date the transaction is processed or the receipt of the product or service to present a charge-back to the Company as the merchant processor. The absolute maximum potential liability is estimated to be the total volume of credit card transactions that meet the associations’ requirements to be valid charge-back transactions at any given time. Management estimates that the maximum potential exposure for charge-backs would approximate the total amount of merchant transactions processed through the credit card associations for the last four months. For the last four months this amount totaled approximately $95.0 billion. In most cases, this contingent liability is unlikely to arise, as most products and services are delivered when purchased and amounts are refunded when items are returned to merchants. However, where the product or service has been purchased but is not provided until a future date (“future delivery”), the potential for this contingent liability increases. To mitigate this risk, the Company may require the merchant to make an escrow deposit, place maximum volume limitations on future delivery transactions processed by the merchant at any point in time, or require various credit enhancements (including letters of credit and bank guarantees). Also, merchant processing contracts may include event triggers to provide the Company more financial and operational control in the event of financial deterioration of the merchant.

The Company currently processes card transactions in the United States, Canada, Europe, Mexico and Brazil through wholly-owned subsidiaries and joint ventures with other financial institutions. In the event a merchant was unable to fulfill product or services subject to future delivery, such as airline tickets, the Company could become financially liable for refunding tickets purchased through the credit card associations under the charge-back provisions. Charge-back risk related to these merchants is evaluated in a manner similar to credit risk assessments and, as such, merchant processing contracts contain various provisions to protect the Company in the event of default. At December 31, 2015, the value of airline tickets purchased to be delivered at a future date was $6.7 billion. The Company held collateral of $307 million in escrow deposits, letters of credit and indemnities from financial institutions, and liens on various assets. With respect to future delivery risk for other merchants, the Company held $26 million of merchant escrow deposits as collateral. In addition to specific collateral or other credit enhancements, the Company maintains a liability for its implied guarantees associated with future delivery. At December 31, 2015, the liability was $49 million primarily related to these airline processing arrangements.

In the normal course of business, the Company has unresolved charge-backs. The Company assesses the likelihood of its potential liability based on the extent and nature of unresolved charge-backs and its historical loss experience. At December 31, 2015, the Company held $76 million of merchant escrow deposits as collateral and had a recorded liability for potential losses of $12 million.

Contingent Consideration Arrangements The Company has contingent payment obligations related to certain business combination transactions. Payments are guaranteed as long as certain post-acquisition performance-based criteria are met or customer relationships are maintained. At December 31, 2015, the maximum potential future payments required to be made by the Company under these arrangements was approximately $2 million. If required, the majority of these contingent payments are payable within the next 12 months.

Tender Option Bond Program Guarantee As discussed in Note 8, the Company sponsors a municipal bond securities tender option bond program and consolidates the program’s entities on its Consolidated Balance Sheet. The Company provides financial performance guarantees related to the program’s entities. At December 31, 2015, the Company guaranteed $2.2 billion of borrowings of the program’s entities, included on the Consolidated Balance Sheet in short-term borrowings. The Company also included on its Consolidated Balance Sheet the related $2.3 billion of available-for-sale investment securities serving as collateral for this arrangement.

Minimum Revenue Guarantees In the normal course of business, the Company may enter into revenue share agreements with third party business partners who generate customer referrals or provide marketing or other services related to the generation of revenue. In certain of these agreements, the Company may guarantee that a minimum amount of revenue share payments will be made to the third party over a specified period of time. At December 31, 2015, the maximum potential future payments required to be made by the Company under these agreements were $12 million.

Other Guarantees and Commitments The Company has also made other financial performance guarantees and commitments primarily related to the operations of its subsidiaries. At December 31, 2015, the maximum potential future payments guaranteed or committed by the Company under these arrangements were approximately $792 million.

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

Litigation Matters In the last several years, the Company and other large financial institutions have been sued in their capacity as trustee for residential mortgage–backed securities trusts. Among these lawsuits are actions originally brought in June 2014 by a group of institutional investors, including BlackRock and PIMCO funds, against six bank trustees, including the Company. These actions are in early stages and currently are pending in the Supreme Court of the State of New York, New York County, and in the United States District Court for the Southern District of New York. In these lawsuits, the investors allege that U.S. Bank National Association as trustee caused them to incur substantial losses by failing to enforce loan repurchase obligations and failing to abide by appropriate standards of care after events of default allegedly occurred. The plaintiffs seek monetary damages in an unspecified amount and also seek equitable relief.

Regulatory Matters The Company is currently subject to examinations, inquiries and investigations by government agencies and bank regulators concerning mortgage-related practices, including those related to compliance with selling guidelines relating to residential home loans sold to GSEs, foreclosure-related expenses submitted to the Federal Housing Administration or GSEs for reimbursement, lender-placed insurance, and notices and filings in bankruptcy cases. The Company is also subject to ongoing examinations, inquiries and investigations by government agencies, bank regulators and law enforcement with respect to Bank Secrecy Act/anti-money laundering compliance program adequacy and effectiveness and sanctions compliance requirements as administered by the Office of Foreign Assets Control. In October 2015, the Company entered into a Consent Order with the Office of the Comptroller of the Currency (the “OCC”) concerning deficiencies in its Bank Secrecy Act/anti-money laundering compliance program, and requiring an ongoing review of that program. If the Company does not satisfactorily correct the identified deficiencies, it could be required to enter into further orders, pay fines or penalties or further modify its business practices. Some of the compliance program enhancements and other actions required by the Consent Order have already been, or are currently in the process of being, implemented, and are not expected to be material to the Company.

The Company is also continually subject to examinations, inquiries and investigations in areas of increasing regulatory scrutiny, such as compliance, risk management, third party risk management and consumer protection.

The Company is cooperating fully with all pending examinations, inquiries and investigations, any of which could lead to administrative or legal proceedings or settlements. Remedies in these proceedings or settlements may include fines, penalties, restitution or alterations in the Company’s business practices (which may increase the Company’s operating expenses and decrease its revenue).

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

In April 2011, the Company and certain other large financial institutions entered into Consent Orders with the OCC and the Board of Governors of the Federal Reserve System relating to residential mortgage servicing and foreclosure practices. In June 2015, the Company entered into an agreement to amend the 2011 Consent Order it had with the OCC. The OCC terminated the amended Consent Order in February 2016. Depending on the Company’s progress toward addressing the requirements of the 2011 Consent Order it has with the Board of Governors of the Federal Reserve System, the Company may be required to enter into further orders and settlements, pay additional fines or penalties, make restitution or further modify the Company’s business practices (which may increase the Company’s operating expenses and decrease its revenue).

Outlook Due to their complex nature, it can be years before litigation and regulatory matters are resolved. The Company may be unable to develop an estimate or range of loss where matters are in early stages, there are significant factual or legal issues to be resolved, damages are unspecified or uncertain, or there is uncertainty as to a litigation class being certified or the outcome of pending motions, appeals or proceedings. For those litigation and regulatory matters where the Company has information to develop an estimate or range of loss, the Company believes the upper end of reasonably possible losses in aggregate, in excess of any reserves established for matters where a loss is considered probable, will not be material to its financial condition, results of operations or cash flows. The Company’s estimates are subject to significant judgment and uncertainties, and the matters underlying the estimates will change from time to time. Actual results may vary significantly from the current estimates.

NOTE 24 U.S. BANCORP (PARENT COMPANY)

CONDENSED BALANCE SHEET

At December 31 (Dollars in Millions)	2015	2014

Assets
Due from banks, principally interest-bearing	$9,426	$10,775
Available-for-sale securities	352	464
Investments in bank subsidiaries	41,708	39,599
Investments in nonbank subsidiaries	2,060	1,906
Advances to bank subsidiaries	3,150	2,650
Advances to nonbank subsidiaries	823	550
Other assets	983	1,762

Total assets	$58,502	$57,706

Liabilities and Shareholders’ Equity
Short-term funds borrowed	$25	$177
Long-term debt	11,453	13,189
Other liabilities	893	861
Shareholders’ equity	46,131	43,479

Total liabilities and shareholders’ equity	$58,502	$57,706

CONDENSED STATEMENT OF INCOME

Year Ended December 31 (Dollars in Millions)	2015	2014	2013

Income
Dividends from bank subsidiaries	$3,900	$3,850	$6,100
Dividends from nonbank subsidiaries	3	38	9
Interest from subsidiaries	120	123	118
Other income	55	64	66

Total income	4,078	4,075	6,293

Expense
Interest expense	292	335	325
Other expense	105	90	81

Total expense	397	425	406

Income before income taxes and equity in undistributed income of subsidiaries	3,681	3,650	5,887
Applicable income taxes	(207)	(94)	(88)

Income of parent company	3,888	3,744	5,975
Equity in undistributed income (losses) of subsidiaries	1,991	2,107	(139)

Net income attributable to U.S. Bancorp	$5,879	$5,851	$5,836

CONDENSED STATEMENT OF CASH FLOWS

Year Ended December 31 (Dollars in Millions)	2015	2014	2013

Operating Activities
Net income attributable to U.S. Bancorp	$5,879	$5,851	$5,836
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed (income) losses of subsidiaries	(1,991)	(2,107)	139
Other, net	507	48	(40)

Net cash provided by operating activities	4,395	3,792	5,935

Investing Activities
Proceeds from sales and maturities of investment securities	153	46	75
Purchases of investment securities	(47)	(39)	(118)
Net (increase) decrease in short-term advances to subsidiaries	(273)	984	4,543
Long-term advances to subsidiaries	(500)	(1,800)	(750)
Principal collected on long-term advances to subsidiaries	–	1,400	–
Other, net	(6)	(52)	3

Net cash (used in) provided by investing activities	(673)	539	3,753

Financing Activities
Net (decrease) increase in short-term borrowings	(152)	39	4
Proceeds from issuance of long-term debt	–	3,250	1,500
Principal payments or redemption of long-term debt	(1,750)	(1,500)	(2,850)
Proceeds from issuance of preferred stock	745	–	487
Proceeds from issuance of common stock	295	453	524
Redemption of preferred stock	–	–	(500)
Repurchase of common stock	(2,190)	(2,200)	(2,282)
Cash dividends paid on preferred stock	(242)	(243)	(254)
Cash dividends paid on common stock	(1,777)	(1,726)	(1,576)

Net cash used in financing activities	(5,071)	(1,927)	(4,947)

Change in cash and due from banks	(1,349)	2,404	4,741
Cash and due from banks at beginning of year	10,775	8,371	3,630

Cash and due from banks at end of year	$9,426	$10,775	$8,371

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

NOTE 25 SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2015 through the date the consolidated financial statements were filed with the United States Securities and Exchange Commission. Based

on this evaluation, the Company has determined none of these events were required to be recognized or disclosed in the consolidated financial statements and related notes.

U.S. Bancorp

Consolidated Balance Sheet — Five Year Summary (Unaudited)

At December 31 (Dollars in Millions)	2015	2014	2013	2012	2011	% Change 2015 v 2014

Assets
Cash and due from banks	$11,147	$10,654	$8,477	$8,252	$13,962	4.6%
Held-to-maturity securities	43,590	44,974	38,920	34,389	18,877	(3.1)
Available-for-sale securities	61,997	56,069	40,935	40,139	51,937	10.6
Loans held for sale	3,184	4,792	3,268	7,976	7,156	(33.6)
Loans	260,849	247,851	235,235	223,329	209,835	5.2
Less allowance for loan losses	(3,863)	(4,039)	(4,250)	(4,424)	(4,753)	4.4
Net loans	256,986	243,812	230,985	218,905	205,082	5.4
Other assets	44,949	42,228	41,436	44,194	43,108	6.4
Total assets	$421,853	$402,529	$364,021	$353,855	$340,122	4.8
Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$83,766	$77,323	$76,941	$74,172	$68,579	8.3%
Interest-bearing	216,634	205,410	185,182	175,011	162,306	5.5
Total deposits	300,400	282,733	262,123	249,183	230,885	6.2
Short-term borrowings	27,877	29,893	27,608	26,302	30,468	(6.7)
Long-term debt	32,078	32,260	20,049	25,516	31,953	(.6)
Other liabilities	14,681	13,475	12,434	12,587	11,845	8.9
Total liabilities	375,036	358,361	322,214	313,588	305,151	4.7
Total U.S. Bancorp shareholders’ equity	46,131	43,479	41,113	38,998	33,978	6.1
Noncontrolling interests	686	689	694	1,269	993	(.4)
Total equity	46,817	44,168	41,807	40,267	34,971	6.0
Total liabilities and equity	$421,853	$402,529	$364,021	$353,855	$340,122	4.8

U.S. Bancorp

Consolidated Statement of Income — Five-Year Summary (Unaudited)

Year Ended December 31 (Dollars in Millions)	2015	2014	2013	2012	2011	% Change 2015 v 2014

Interest Income
Loans	$10,059	$10,113	$10,277	$10,558	$10,370	(.5)%
Loans held for sale	206	128	203	282	200	60.9
Investment securities	2,001	1,866	1,631	1,792	1,820	7.2
Other interest income	136	121	174	251	249	12.4

Total interest income	12,402	12,228	12,285	12,883	12,639	1.4

Interest Expense
Deposits	457	465	561	691	840	(1.7)
Short-term borrowings	245	263	353	442	531	(6.8)
Long-term debt	699	725	767	1,005	1,145	(3.6)

Total interest expense	1,401	1,453	1,681	2,138	2,516	(3.6)

Net interest income	11,001	10,775	10,604	10,745	10,123	2.1
Provision for credit losses	1,132	1,229	1,340	1,882	2,343	(7.9)

Net interest income after provision for credit losses	9,869	9,546	9,264	8,863	7,780	3.4

Noninterest Income
Credit and debit card revenue	1,070	1,021	965	892	1,073	4.8
Corporate payment products revenue	708	724	706	744	734	(2.2)
Merchant processing services	1,547	1,511	1,458	1,395	1,355	2.4
ATM processing services	318	321	327	346	452	(.9)
Trust and investment management fees	1,321	1,252	1,139	1,055	1,000	5.5
Deposit service charges	702	693	670	653	659	1.3
Treasury management fees	561	545	538	541	551	2.9
Commercial products revenue	867	854	859	878	841	1.5
Mortgage banking revenue	906	1,009	1,356	1,937	986	(10.2)
Investment products fees	185	191	178	150	129	(3.1)
Securities gains (losses), net	–	3	9	(15)	(31)	*
Other	907	1,040	569	743	1,011	(12.8)

Total noninterest income	9,092	9,164	8,774	9,319	8,760	(.8)

Noninterest Expense
Compensation	4,812	4,523	4,371	4,320	4,041	6.4
Employee benefits	1,167	1,041	1,140	945	845	12.1
Net occupancy and equipment	991	987	949	917	999	.4
Professional services	423	414	381	530	383	2.2
Marketing and business development	361	382	357	388	369	(5.5)
Technology and communications	887	863	848	821	758	2.8
Postage, printing and supplies	297	328	310	304	303	(9.5)
Other intangibles	174	199	223	274	299	(12.6)
Other	1,819	1,978	1,695	1,957	1,914	(8.0)

Total noninterest expense	10,931	10,715	10,274	10,456	9,911	2.0

Income before income taxes	8,030	7,995	7,764	7,726	6,629	.4
Applicable income taxes	2,097	2,087	2,032	2,236	1,841	.5

Net income	5,933	5,908	5,732	5,490	4,788	.4
Net (income) loss attributable to noncontrolling interests	(54)	(57)	104	157	84	5.3

Net income attributable to U.S. Bancorp	$5,879	$5,851	$5,836	$5,647	$4,872	.5

Net income applicable to U.S. Bancorp common shareholders	$5,608	$5,583	$5,552	$5,383	$4,721	.4
*	Not meaningful

U.S. Bancorp

Quarterly Consolidated Financial Data (Unaudited)

	2015				2014
(Dollars in Millions, Except Per Share Data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest Income
Loans	$2,493	$2,463	$2,520	$2,583	$2,522	$2,532	$2,518	$2,541
Loans held for sale	41	65	60	40	27	24	36	41
Investment securities	495	505	502	499	441	461	476	488
Other interest income	32	35	35	34	32	30	27	32
Total interest income	3,061	3,068	3,117	3,156	3,022	3,047	3,057	3,102

Interest Expense
Deposits	118	113	113	113	119	114	115	117
Short-term borrowings	61	62	66	56	69	63	72	59
Long-term debt	184	177	170	168	184	181	178	182
Total interest expense	363	352	349	337	372	358	365	358
Net interest income	2,698	2,716	2,768	2,819	2,650	2,689	2,692	2,744
Provision for credit losses	264	281	282	305	306	324	311	288
Net interest income after provision for credit losses	2,434	2,435	2,486	2,514	2,344	2,365	2,381	2,456

Noninterest Income
Credit and debit card revenue	241	266	269	294	239	259	251	272
Corporate payment products revenue	170	178	190	170	173	182	195	174
Merchant processing services	359	395	400	393	356	384	387	384
ATM processing services	78	80	81	79	78	82	81	80
Trust and investment management fees	322	334	329	336	304	311	315	322
Deposit service charges	161	174	185	182	157	171	185	180
Treasury management fees	137	142	143	139	133	140	136	136
Commercial products revenue	200	214	231	222	205	221	209	219
Mortgage banking revenue	240	231	224	211	236	278	260	235
Investment products fees	47	48	46	44	46	47	49	49
Securities gains (losses), net	–	–	(1)	1	5	–	(3)	1
Other	199	210	229	269	176	369	177	318
Total noninterest income	2,154	2,272	2,326	2,340	2,108	2,444	2,242	2,370

Noninterest Expense
Compensation	1,179	1,196	1,225	1,212	1,115	1,125	1,132	1,151
Employee benefits	317	293	285	272	289	257	250	245
Net occupancy and equipment	247	247	251	246	249	241	249	248
Professional services	77	106	115	125	83	97	102	132
Marketing and business development	70	96	99	96	79	96	78	129
Technology and communications	214	221	222	230	211	214	219	219
Postage, printing and supplies	82	64	77	74	81	80	81	86
Other intangibles	43	43	42	46	49	48	51	51
Other	436	416	459	508	388	595	452	543
Total noninterest expense	2,665	2,682	2,775	2,809	2,544	2,753	2,614	2,804
Income before income taxes	1,923	2,025	2,037	2,045	1,908	2,056	2,009	2,022
Applicable income taxes	479	528	534	556	496	547	523	521
Net income	1,444	1,497	1,503	1,489	1,412	1,509	1,486	1,501
Net (income) loss attributable to noncontrolling interests	(13)	(14)	(14)	(13)	(15)	(14)	(15)	(13)
Net income attributable to U.S. Bancorp	$1,431	$1,483	$1,489	$1,476	$1,397	$1,495	$1,471	$1,488
Net income applicable to U.S. Bancorp common shareholders	$1,365	$1,417	$1,422	$1,404	$1,331	$1,427	$1,405	$1,420
Earnings per common share	$.77	$.80	$.81	$.80	$.73	$.79	$.78	$.79
Diluted earnings per common share	$.76	$.80	$.81	$.80	$.73	$.78	$.78	$.79

U.S. Bancorp

Supplemental Financial Data (Unaudited)

Earnings Per Common Share Summary	2015	2014	2013	2012	2011
Earnings per common share	$3.18	$3.10	$3.02	$2.85	$2.47
Diluted earnings per common share	3.16	3.08	3.00	2.84	2.46
Dividends declared per common share	1.010	.965	.885	.780	.500
Ratios
Return on average assets	1.44%	1.54%	1.65%	1.65%	1.53%
Return on average common equity	14.0	14.7	15.8	16.2	15.8
Average total U.S. Bancorp shareholders’ equity to average assets	11.0	11.3	11.3	11.0	10.1
Dividends per common share to net income per common share	31.8	31.1	29.3	27.4	20.2
Other Statistics (Dollars and Shares in Millions)
Common shares outstanding(a)	1,745	1,786	1,825	1,869	1,910
Average common shares outstanding and common stock equivalents
Earnings per common share	1,764	1,803	1,839	1,887	1,914
Diluted earnings per common share	1,772	1,813	1,849	1,896	1,923
Number of shareholders(b)	40,666	44,114	46,632	49,430	52,677
Common dividends declared	$1,785	$1,745	$1,631	$1,474	$961
(a)	Defined as total common shares less common stock held in treasury at December 31.
(b)	Based on number of common stock shareholders of record at December 31.

STOCK PRICE RANGE AND DIVIDENDS

	2015				2014
	Sales Price				Sales Price
	High	Low	Closing Price	Dividends Declared	High	Low	Closing Price	Dividends Declared
First quarter	$45.49	$40.70	$43.67	$.245	$43.66	$38.72	$42.86	$.230
Second quarter	45.29	42.12	43.40	.255	43.92	39.86	43.32	.245
Third quarter	46.26	38.81	41.01	.255	43.75	40.58	41.83	.245
Fourth quarter	44.58	39.28	42.67	.255	46.10	38.10	44.95	.245

The common stock of U.S. Bancorp is traded on the New York Stock Exchange, under the ticker symbol “USB.” At January 31, 2016, there were 40,607 holders of record of the Company’s common stock.

STOCK PERFORMANCE CHART

The following chart compares the cumulative total shareholder return on the Company’s common stock during the five years ended December 31, 2015, with the cumulative total return on the Standard & Poor’s 500 Index and the KBW Bank Index. The comparison assumes $100 was invested on December 31, 2010, in the Company’s common stock and in each of the foregoing indices and assumes the reinvestment of all dividends. The comparisons in the graph are based upon historical data and are not indicative of, nor intended to forecast, future performance of the Company’s common stock.

U.S. Bancorp

Consolidated Daily Average Balance Sheet and Related Yields and Rates (a) (Unaudited)

	2015			2014
Year Ended December 31 (Dollars in Millions)	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates
Assets
Investment securities	$103,161	$2,120	2.05%	$90,327	$1,991	2.20%
Loans held for sale	5,784	206	3.56	3,148	128	4.08
Loans(b)
Commercial	84,083	2,281	2.71	75,734	2,228	2.94
Commercial real estate	42,415	1,650	3.89	40,592	1,575	3.88
Residential mortgages	51,840	1,966	3.79	51,818	2,001	3.86
Credit card	18,057	1,969	10.90	17,635	1,817	10.30
Other retail	49,079	2,020	4.12	48,353	2,141	4.43
Total loans, excluding covered loans	245,474	9,886	4.03	234,132	9,762	4.17
Covered loans	4,985	271	5.42	7,560	452	5.97
Total loans	250,459	10,157	4.06	241,692	10,214	4.23
Other earning assets	8,041	136	1.69	5,827	121	2.08
Total earning assets	367,445	12,619	3.43	340,994	12,454	3.65
Allowance for loan losses	(4,035)			(4,187)
Unrealized gain (loss) on investment securities	710			466
Other assets	44,745			42,731
Total assets	$408,865			$380,004
Liabilities and Shareholders’ Equity
Noninterest-bearing deposits	$79,203			$73,455
Interest-bearing deposits
Interest checking	55,974	30	.05	53,248	35	.07
Money market savings	79,266	192	.24	63,977	117	.18
Savings accounts	37,150	40	.11	34,196	46	.14
Time deposits	35,558	195	.55	41,764	267	.64
Total interest-bearing deposits	207,948	457	.22	193,185	465	.24
Short-term borrowings	27,960	249	.89	30,252	267	.88
Long-term debt	33,566	699	2.08	26,535	725	2.73
Total interest-bearing liabilities	269,474	1,405	.52	249,972	1,457	.58
Other liabilities	14,686			13,053
Shareholders’ equity
Preferred equity	4,836			4,756
Common equity	39,977			38,081
Total U.S. Bancorp shareholders’ equity	44,813			42,837
Noncontrolling interests	689			687
Total equity	45,502			43,524
Total liabilities and equity	$408,865			$380,004
Net interest income		$11,214			$10,997
Gross interest margin			2.91%			3.07%
Gross interest margin without taxable-equivalent increments			2.85%			3.00%
Percent of Earning Assets
Interest income			3.43%			3.65%
Interest expense			.38			.42
Net interest margin			3.05%			3.23%
Net interest margin without taxable-equivalent increments			2.99%			3.16%
(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.
(b)	Interest income and rates on loans include loan fees. Nonaccrual loans are included in average loan balances.

2013			2012			2011			2015 v 2014
Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	% Change Average Balances

$75,046	$1,767	2.35%	$72,501	$1,939	2.67%	$63,645	$1,980	3.11%	14.2%
5,723	203	3.56	7,847	282	3.60	4,873	200	4.10	83.7

67,274	2,168	3.22	60,830	2,168	3.56	51,616	2,071	4.01	11.0
38,237	1,589	4.16	36,505	1,638	4.49	35,514	1,622	4.57	4.5
47,982	1,959	4.08	40,290	1,827	4.53	33,711	1,632	4.84	–
16,813	1,691	10.06	16,653	1,693	10.16	16,084	1,538	9.56	2.4
47,125	2,318	4.92	47,938	2,488	5.19	48,199	2,649	5.50	1.5
217,431	9,725	4.47	202,216	9,814	4.85	185,124	9,512	5.14	4.8
10,043	643	6.41	13,158	826	6.28	16,303	928	5.69	(34.1)
227,474	10,368	4.56	215,374	10,640	4.94	201,427	10,440	5.18	3.6
6,896	175	2.53	10,548	251	2.38	13,345	250	1.87	38.0
315,139	12,513	3.97	306,270	13,112	4.28	283,290	12,870	4.54	7.8
(4,373)			(4,642)			(5,192)			3.6
633			1,077			227			52.4
41,281			40,144			39,939			4.7
$352,680			$342,849			$318,264			7.6

$69,020			$67,241			$53,856			7.8%

48,792	36	.07	45,433	46	.10	42,827	65	.15	5.1
55,512	76	.14	46,874	62	.13	45,119	76	.17	23.9
31,916	49	.15	29,596	66	.22	26,654	112	.42	8.6
45,217	400	.88	46,566	517	1.11	44,703	587	1.31	(14.9)
181,437	561	.31	168,469	691	.41	159,303	840	.53	7.6
27,683	357	1.29	28,549	447	1.57	30,703	537	1.75	(7.6)
21,280	767	3.60	28,448	1,005	3.53	31,684	1,145	3.61	26.5
230,400	1,685	.73	225,466	2,143	.95	221,690	2,522	1.14	7.8
11,973			11,406			9,602			12.5

4,804			4,381			2,414			1.7
35,113			33,230			29,786			5.0
39,917			37,611			32,200			4.6
1,370			1,125			916			.3
41,287			38,736			33,116			4.5
$352,680			$342,849			$318,264			7.6
	$10,828			$10,969			$10,348
		3.24%			3.33%			3.40%
		3.17%			3.26%			3.32%

		3.97%			4.28%			4.54%
		.53			.70			.89
		3.44%			3.58%			3.65%
		3.37%			3.51%			3.57%

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

U.S. Bancorp’s banking subsidiary is engaged in the general banking business, principally in domestic markets. The subsidiary, with $310 billion in deposits at December 31, 2015, provides a wide range of products and services to individuals, businesses, institutional organizations, governmental entities and other financial institutions. Commercial and consumer lending services are principally offered to customers within the Company’s domestic markets, to domestic customers with foreign operations and to large national customers operating in specific industries targeted by the Company. Lending services include traditional credit products as well as credit card services, lease financing and import/export trade, asset-backed lending, agricultural finance and other products. Depository services include checking accounts, savings accounts and time certificate contracts. Ancillary services such as capital markets, treasury management and receivable lock-box collection are provided to corporate customers. U.S. Bancorp’s bank and trust subsidiaries provide a full range of asset management and fiduciary services for individuals, estates, foundations, business corporations and charitable organizations.

Other U.S. Bancorp non-banking subsidiaries offer investment and insurance products to the Company’s customers principally within its markets, and fund administration services to a broad range of mutual and other funds.

Banking and investment services are provided through a network of 3,133 banking offices principally operating in the Midwest and West regions of the United States, through on-line services and over mobile devices. The Company operates a network of 4,936 ATMs and provides 24-hour, seven day a week telephone customer service. Mortgage banking services are provided through banking offices and loan production offices throughout the Company’s markets. Lending products may be originated through banking offices, indirect correspondents, brokers or other lending sources. The Company is also one of the largest providers of corporate and purchasing card services and corporate trust services in the

United States. A wholly-owned subsidiary, Elavon, Inc. (“Elavon”), provides merchant processing services directly to merchants and through a network of banking affiliations. Wholly-owned subsidiaries, and affiliates of Elavon, provide similar merchant services in Canada, Mexico, Brazil and segments of Europe directly or through joint ventures with other financial institutions. The Company also provides corporate trust and fund administration services in Europe. These foreign operations are not significant to the Company.

On a full-time equivalent basis, as of December 31, 2015, U.S. Bancorp employed 65,433 people.

Risk Factors An investment in the Company involves risk, including the possibility that the value of the investment could fall substantially and that dividends or other distributions on the investment could be reduced or eliminated. Below are risk factors that could adversely affect the Company’s financial results and condition and the value of, and return on, an investment in the Company.

REGULATORY AND LEGAL RISK

The Company is subject to extensive and expanding government regulation and supervision, which can lead to costly enforcement actions while increasing the cost of doing business and limiting the Company’s ability to generate revenue Federal and state regulation and supervision has increased in recent years due to the implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and other financial reform initiatives. The Company will continue to face such increased regulation into 2016 and in future years, as a result of current and future initiatives intended to provide economic stimulus, financial market stability, and enhancement of the liquidity and solvency of financial institutions. Banking regulations are primarily intended to protect depositors’ funds, the federal Deposit Insurance Fund, and the banking system as a whole, and not the Company’s debt holders or shareholders. These regulations, and the Company’s inability to act in certain instances without receiving prior regulatory approval, affect the Company’s lending practices, capital structure, investment practices, dividend policy, ability to repurchase common stock, and ability to pursue strategic acquisitions, among other things.

Changes to statutes, regulations or regulatory policies, or their interpretation or implementation, and/or the continued heightening of regulatory practices, requirements or expectations, could affect the Company in substantial and unpredictable ways. For example, the Office of the Comptroller of the Currency’s (the “OCC’s”) Guidelines for

Heightened Standards and the Federal Reserve’s Enhanced Prudential Supervision Rules have required and will continue to require significant Board of Directors oversight and management focus on governance and risk-management activities. The OCC has also recently proposed guidelines that, if implemented, will require banks to develop and maintain a recovery plan subject to regulatory review, which could present new challenges and demands on resources. In addition, many parts of the Dodd-Frank Act are still in the implementation stage, which leaves some uncertainty as to its fully implemented aggregate impact upon the Company.

The financial services industry is facing more intense scrutiny from bank supervisors in the examination process and more aggressive enforcement of regulations on both the federal and state levels, particularly with respect to mortgage-related practices and other consumer compliance matters, and compliance with Bank Secrecy Act/anti-money laundering requirements and sanctions compliance requirements as administered by the Office of Foreign Assets Control. In accordance with this trend, the Company entered into a Consent Order with the OCC in October 2015 that concerns deficiencies in its Bank Secrecy Act/anti-money laundering compliance program, and requires an ongoing review of that program. Federal banking law grants substantial enforcement powers to federal banking regulators. This enforcement authority includes, among other things, the ability to assess significant civil or criminal monetary penalties, fines, or restitution; to issue cease and desist or removal orders; and to initiate injunctive actions against banking organizations and institution-affiliated parties. These enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. If the Company does not make satisfactory progress toward addressing the requirements of the October 2015 Consent Order, for example, it may be required to enter into further orders and settlements, pay fines or other penalties or further modify its business practices (which may increase the Company’s operating expenses and decrease its revenue). Foreign supervisors also have increased regulatory scrutiny and enforcement in areas related to consumer compliance, money laundering, and information technology systems and controls, among others. Any future enforcement action could have a material adverse impact on the Company.

In general, the amounts paid by financial institutions in settlement of proceedings or investigations and the severity of other terms of regulatory settlements have been increasing dramatically and are likely to continue to increase. In some cases, governmental authorities have required criminal pleas or other extraordinary terms as part of such settlements, which could have significant consequences for a financial institution, including loss of customers, restrictions on the ability to access the capital markets, and the inability to operate certain businesses or offer certain products for a period of time. Violations of laws and regulations or deemed deficiencies in risk management practices also may be incorporated into the Company’s bank supervisory ratings. A downgrade in these ratings, or other regulatory actions and settlements, such as the October 2015 Consent Order, can limit the Company’s ability to pursue acquisitions or conduct other expansionary activities for a period of time and require new or additional regulatory approvals before engaging in certain other business activities.

Compliance with new regulations and supervisory initiatives may continue to increase the Company’s costs. In addition, regulatory changes may reduce the Company’s revenues, limit the types of financial services and products it may offer, alter the investments it makes, affect the manner in which it operates its businesses, increase its litigation and regulatory costs should it fail to appropriately comply with new laws and regulatory requirements, and increase the ability of non-banks to offer competing financial services and products. See “Supervision and Regulation” in the Company’s Annual Report on Form 10-K for additional information regarding the extensive regulatory framework applicable to the Company.

More stringent requirements related to capital and liquidity have been adopted by U.S. banking regulators that may limit the Company’s ability to return earnings to shareholders or operate or invest in its business U.S. banking regulators have adopted more stringent capital- and liquidity-related standards applicable to larger banking organizations, including the Company. The rules require banks to hold more and higher quality capital as well as sufficient unencumbered liquid assets to meet certain stress scenarios defined by regulation. The implementation of these rules including the common equity tier 1 capital conservation buffer, or additional capital- and liquidity-related rules could require the Company to take further steps to increase its capital, increase its investment security holdings, divest assets or operations or otherwise change aspects of its capital and/or liquidity measures, including in ways that may be dilutive to shareholders or could limit the Company’s ability to pay common stock dividends, repurchase its common stock, invest in its businesses or provide loans to its customers. See “Supervision and Regulation” in the Company’s Annual Report on Form 10-K for additional information regarding the capital and liquidity requirements under the Dodd-Frank Act and Basel III.

Additional requirements are expected in the future. The Board of Governors of the Federal Reserve System has recently proposed a policy statement that details the framework it would follow in setting the countercyclical capital buffer, a macroprudential tool that would raise capital requirements when there is an elevated risk of above normal losses in the U.S. financial system. Furthermore, the Basel Committee on Banking Supervision (the “Basel Committee”) has published several consultative papers regarding (i) the standardized approach to credit risk, (ii) a fundamental review of the trading book, (iii) interest rate risk in the banking book, and (iv) operational risk. Finally, the Basel Committee has published its final net stable funding ratio framework. The U.S. banking regulators are expected to incorporate all of these measures into domestic regulation. The ultimate impact on the Company’s capital and liquidity will depend on the final U.S. rulemakings and implementation process thereafter.

The Company is subject to significant financial and reputational risks from potential legal liability and governmental actions The Company faces significant legal risks in its business, and the volume of claims and amount of damages and penalties claimed in litigation and governmental proceedings against it and other financial institutions are increasing. Customers, clients and other counterparties have grown more litigious and are making claims for substantial or indeterminate amounts of damages, while banking regulators and certain other governmental authorities, such as the U.S. Department of Justice, have demonstrated an increasing focus on enforcement, including in connection with alleged violations of law and customer harm. In addition, governmental authorities have begun to seek criminal penalties against companies in the financial services sector for regulatory violations and have begun to require an admission of wrongdoing from financial institutions in connection with settling such matters. Criminal convictions or admissions of wrongdoing in a settlement with the government can lead to greater exposure in civil litigation and reputational harm.

As an example of increased risks arising from litigation, the Company and other large financial institutions have been sued over the past several years in their capacity as trustee for residential mortgage–backed securities (“RMBS”) trusts. The plaintiffs in these actions allege that the significant losses they incurred as investors in the RMBS trusts were caused by the trustees’ failure to enforce loan repurchase obligations and to abide by appropriate standards of care after events of default allegedly occurred, while also arguing to broaden the trustees’ duties. Although the Company has denied liability and believes it has meritorious defenses in these cases, any finding of liability or new or enhanced duties in one or more of these cases against the Company, or another financial institution, could result in a significant financial loss or require a modification to the Company’s business practices, which could negatively impact the Company’s financial results.

Increased litigation costs, substantial legal liability or significant governmental action against the Company could materially impact its financial condition and results of operations or cause significant reputational harm to the Company, which in turn could adversely impact its business prospects.

The Company faces increased regulatory and legal risk arising out of its mortgage lending and servicing businesses The Company is subject to investigations, examinations and inquiries by government agencies and bank regulators concerning mortgage-related practices, including those related to compliance with selling guidelines relating to residential home loans sold to GSEs, foreclosure-related expenses submitted to the Federal Housing Administration or GSEs for reimbursement, lender-placed insurance, and notices and filings in bankruptcy cases. The Company is cooperating fully with these investigations, examinations and inquiries, any of which could lead to administrative or legal proceedings or settlements. Remedies in such proceedings or settlements may include fines, penalties, restitution or alterations to the Company’s business practices, which could increase the Company’s operating expenses and decrease its revenue. Additionally, reputational damage arising from these or other inquiries and industry-wide publicity could also have an adverse effect upon the Company’s existing mortgage business and could reduce future business opportunities.

In addition to governmental or regulatory investigations, the Company, like other companies with residential mortgage origination and servicing operations, faces the risk of class actions and other litigation arising out of these operations.

The Company may be required to repurchase mortgage loans or indemnify mortgage loan purchasers as a result of breaches in contractual representations and warranties When the Company sells mortgage loans that it has originated to various parties, including GSEs, it is required to make customary representations and warranties to the purchaser about the mortgage loans and the manner in which they were originated. The Company may be required to repurchase mortgage loans or be subject to indemnification claims in the event of a breach of contractual representations or warranties that is not remedied within a certain period. Contracts for residential mortgage loan sales to the GSEs include various types of specific remedies and penalties that could be applied to inadequate responses to repurchase requests. If economic conditions and the housing market deteriorate or the GSEs increase their claims of breached representations and warranties, the Company could have increased repurchase obligations and increased loss severity on repurchases, requiring material increases to its repurchase reserve.

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

Stress in the commercial real estate markets, or a downturn in the residential real estate markets, could cause credit losses and deterioration in asset values for the Company and other financial institutions. A downturn in used auto prices from its current levels could result in increased credit losses and impairment of residual lease values for the Company. Additionally, the current environment of heightened scrutiny of financial institutions, as well as a continued focus on the pace and sustainability of the economic recovery, has resulted in increased public awareness of and sensitivity to banking fees and practices.

Any further deterioration in global economic conditions, including those related to recent disruptions in Europe and China, could slow the recovery of the domestic economy or negatively impact the Company’s borrowers or other counterparties that have direct or indirect exposure to these regions. Such global disruptions can undermine investor confidence, cause a contraction of available credit, or create market volatility, any of which could have significant adverse effects on the Company’s businesses, results of operations, financial condition and liquidity, even if the Company’s direct exposure to the affected region is limited. The continued depression of commodity prices, inclusive of energy prices, for an extended period of time, as well as other negative domestic market developments, may erode consumer confidence levels and cause adverse changes in payment patterns, leading to increases in delinquencies and default rates in certain industries, or regions. Such developments could increase the Company’s loan charge-offs and provision for credit losses. Any future economic deterioration that affects household or corporate incomes and the continuing concern regarding the possibility of a return to recessionary conditions could also result in reduced demand for credit or fee-based products and services.

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

CREDIT AND MORTGAGE BUSINESS RISK

Heightened credit risk could require the Company to increase its provision for loan losses, which could have a material adverse effect on the Company’s results of operations and financial condition When the Company lends money, or commits to lend money, it incurs credit risk, or the risk of losses if its borrowers do not repay their loans. As one of the largest lenders in the United States, the credit performance of the Company’s loan portfolios significantly affects its financial results and condition. The Company incurred high levels of losses on loans during the most recent financial crisis and recovery period, and if the current economic environment were to deteriorate, more of its customers may have difficulty in repaying their loans or other obligations, which could result in a higher level of credit losses and higher provisions for credit losses. The Company reserves for credit losses by establishing an allowance through a charge to earnings to provide for loan defaults and nonperformance. The amount of the Company’s allowance for loan losses is based on its historical loss experience as well as an evaluation of the risks associated with its loan portfolio, including the size and composition of the loan portfolio, current economic conditions and geographic concentrations within the portfolio. The stress on the United States economy and the local economies in which the Company does business may be greater or last longer than expected, resulting in, among other things, greater than expected deterioration in credit quality of the loan portfolio, or in the value of collateral securing those loans.

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

Changes in interest rates can impact the value of the Company’s mortgage servicing rights and mortgages held for sale, and can make its mortgage banking revenue volatile from quarter to quarter, which can reduce its earnings The Company has a portfolio of MSRs, which is the right to service a mortgage loan–collect principal, interest and escrow amounts–for a fee. The Company initially carries its MSRs using a fair value measurement of the present value of the estimated future net servicing income, which includes assumptions about the likelihood of prepayment by borrowers. Changes in interest rates can affect prepayment assumptions and thus fair value. As interest rates fall, prepayments tend to increase as borrowers refinance, and the fair value of MSRs can decrease, which in turn reduces the Company’s earnings. Futher, it is possible that, because of economic conditions and/or a weak or deteriorating housing market, even if interest rates were to fall or remain low, mortgage originations may also fall or any increase in mortgage originations may not be enough to offset the decrease in the MSRs’ value caused by the lower rates.

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

OPERATIONS AND BUSINESS RISK

A breach in the security of the Company’s systems could disrupt its businesses, result in the disclosure of confidential information, damage its reputation and create significant financial and legal exposure Although the Company devotes significant resources to maintain and regularly upgrade its systems and processes that are designed to protect the security of the Company’s computer systems, software, networks and other technology assets, as well as its intellectual property, and the confidentiality, integrity and availability of information belonging to the Company and its customers, the Company’s security measures do not provide absolute security. Many financial services institutions, retailers and other companies engaged in data processing have reported breaches in the security of their websites or other systems, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage systems, often through the introduction of computer viruses or malware, cyber attacks and other means. The Company and certain other large financial institutions in the United States have experienced several well-publicized series of apparently related attacks from technically sophisticated and well resourced third parties that were intended to disrupt normal business activities by making internet banking systems inaccessible to customers for extended periods. These “denial-of-service” attacks have not breached the Company’s data security systems, but require substantial resources to defend, and may affect customer satisfaction and behavior. Furthermore, even if not directed at the Company, attacks on financial or other institutions important to the overall functioning of the financial system could adversely affect, directly or indirectly, aspects of the Company’s businesses.

Third parties with which the Company does business or that facilitate its business activities, including exchanges, clearinghouses, payment and ATM networks, financial intermediaries or vendors that provide services or technology solutions for the Company’s operations, could also be sources of operational and security risks to the Company, including with respect to breakdowns or failures of their systems, misconduct by their employees or cyber attacks that could affect their ability to deliver a product or service to the Company or result in lost or compromised information of the Company or its customers. In addition, several large and small retailers and hospitality companies have recently disclosed substantial cyber security breaches affecting debit and credit card accounts of their customers, some of whom were the Company’s cardholders. Although these incidents have not yet had a material impact on the Company, these attacks involving Company cards are likely to continue and could, individually or in the aggregate, have a material adverse effect on the Company’s financial condition or results of operations.

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

The Company relies on its employees, systems and third parties to conduct its business, and certain failures could adversely affect its operations The Company operates in many different businesses in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. The Company incurs risks for potential losses resulting from its operations, including, but not limited to, the risk of fraud by employees or persons outside of the Company, unauthorized access to its computer systems, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements and business continuation and disaster recovery. This risk of loss also includes the potential legal actions, fines or civil money penalties that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity.

Third parties provide key components of the Company’s business infrastructure, such as internet connections, network access and mutual fund distribution. While the Company has selected these third parties carefully, it does not control their actions. Any problems caused by third party service providers, including as a result of their not providing the Company their services for any reason or their performing their services poorly, could adversely affect the Company’s ability to deliver products and services to the Company’s customers and otherwise to conduct its business. Replacing third party service providers could also entail significant delay and expense. In addition, failure of third party service providers to handle current or higher volumes of use could adversely affect the Company’s ability to deliver products and services to clients and otherwise to conduct business. Technological or financial difficulties of a third party service provider could adversely affect the Company’s businesses to the extent those difficulties result in the interruption or discontinuation of services provided by that party.

Operational risks for large institutions such as the Company have generally increased in recent years, in part because of the proliferation of new technologies, the use of internet services and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. If personal, confidential or proprietary information of customers or clients in the Company’s possession were to be mishandled or misused, the Company could suffer significant regulatory consequences, reputational damage and financial loss. This mishandling or misuse could include, for example, situations in which the information is erroneously provided to parties who are not permitted to have the information, either by fault of the Company’s systems, employees, or third party service providers, or where the information is intercepted or otherwise inappropriately taken by third parties. In the event of a breakdown in the internal control system, improper operation of systems or improper employee or third party actions, the Company could suffer financial loss, face legal or regulatory action and suffer damage to its reputation.

The Company could lose market share and experience increased costs if it does not effectively develop and implement new technology The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services, including innovative ways that customers can make payments or manage their accounts, such as through the use of digital wallets or digital currencies. The Company’s continued success depends, in part, upon its ability to address customer needs by using technology to provide products and services that customers want to adopt, and create additional efficiencies in the Company’s operations. Developing and deploying new technology-driven products and services can also involve costs that the Company may not recover and divert resources away from other product development efforts. The Company may not be able to effectively develop and implement profitable new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could harm the Company’s competitive position and negatively affect its revenue and profit.

Negative publicity could damage the Company’s reputation and adversely impact its business and financial results Reputational risk, or the risk to the Company’s business, earnings and capital from negative public opinion, is inherent in the Company’s business and increased substantially because of the financial crisis beginning in 2008. The reputation of the financial services industry in general has been damaged as a result of the financial crisis and other matters affecting the financial services industry, including mortgage foreclosure issues. Negative public opinion about the financial services industry generally or the Company specifically could adversely affect the Company’s ability to keep and attract customers, and expose the Company to litigation and regulatory action. Negative public opinion can result from the Company’s actual or alleged conduct in any number of activities, including lending practices, mortgage servicing and foreclosure practices, corporate governance, executive compensation, regulatory compliance, mergers and acquisitions, and related disclosure, sharing or inadequate protection of customer information, and actions taken by government regulators and community organizations in response to that conduct. Because most of the Company’s businesses operate under the “U.S. Bank” brand, actual or alleged conduct by one business can result in negative public opinion about other businesses the Company operates. Although the Company takes steps to minimize reputation risk in dealing with customers and other constituencies, the Company, as a large diversified financial services company with a high industry profile, is inherently exposed to this risk.

The Company’s business and financial performance could be adversely affected, directly or indirectly, by disasters, by terrorist activities or by international hostilities Neither the occurrence nor the potential impact of disasters, terrorist activities or international hostilities can be predicted. However, these occurrences could impact the Company directly (for example, by interrupting the Company’s systems, which could prevent the Company from obtaining deposits, originating loans and processing and controlling its flow of business; causing significant damage to the Company’s facilities; or otherwise preventing the Company from conducting business in the ordinary course), or indirectly as a result of their impact on the Company’s borrowers, depositors, other customers, suppliers or other counterparties (for example, by damaging properties pledged as collateral for the Company’s loans or impairing the ability of certain borrowers to repay their loans). The Company could also suffer adverse consequences to the extent that disasters, terrorist activities or international hostilities affect the financial markets or the economy in general or in any particular region. These types of impacts could lead, for example, to an increase in delinquencies, bankruptcies or defaults that could result in the Company experiencing higher levels of nonperforming assets, net charge-offs and provisions for credit losses.

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

A downgrade in the Company’s credit ratings could have a material adverse effect on its liquidity, funding costs and access to capital markets The Company’s credit ratings are important to its liquidity. A reduction in one or more of the Company’s credit ratings could adversely affect its liquidity, increase its funding costs or limit its access to the capital markets. Further, a downgrade could decrease the number of investors and counterparties willing or able, contractually or otherwise, to do business or lend to the Company, thereby adversely affecting the Company’s competitive position. The Company’s credit ratings and credit rating agencies’ outlooks are subject to ongoing review by the rating agencies, which consider a number of factors, including the Company’s own financial strength, performance, prospects and operations, as well as factors not within the control of the Company, including conditions affecting the financial services industry generally. There can be no assurance that the Company will maintain its current ratings and outlooks.

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

The Company may need to lower prices on existing products and services and develop and introduce new products and services to maintain market share The Company’s success depends, in part, on its ability to adapt its products and services to evolving industry standards. There is increasing pressure to provide products and services at lower prices. Lower prices can reduce the Company’s net interest margin and revenues from its fee-based products and services. In addition, the widespread adoption of new technologies, including internet services and mobile devices, such as mobile phones and tablet computers, could require the Company to make substantial expenditures to modify or adapt its existing products and services. Also, these and other capital investments in the Company’s businesses may not produce expected growth in earnings anticipated at the time of the expenditure. The Company might not be successful in developing or introducing new products and services, adapting to changing customer preferences and spending and saving habits, achieving market acceptance of its products and services, or sufficiently developing and maintaining loyal customer relationships.

The Company’s business could suffer if it fails to attract and retain skilled employees The Company’s success depends, in large part, on its ability to attract and retain key employees. Competition for the best people in most activities the Company engages in can be intense. The Company may not be able to hire the best people or to keep them. Recent strong scrutiny of compensation practices has resulted in, and may continue to result in, additional regulation and legislation in this area, as well as additional legislative and regulatory initiatives. There is no assurance that this will not cause increased turnover or impede the Company’s ability to retain and attract the highest caliber employees.

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

The Company must generally receive federal regulatory approval before it can acquire a bank or bank holding company. The Company’s ability to pursue or complete an attractive acquisition could be negatively impacted by regulatory delay or other regulatory issues. The Company cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. For example, the Company may be required to sell branches as a condition to receiving regulatory approval. If the Company commits certain regulatory violations, including those that result in a downgrade in certain of the Company’s bank regulatory ratings, governmental authorities could, as a consequence, preclude it from pursuing future acquisitions for a period of time.

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

Changes in accounting standards could materially impact the Company’s financial statements From time to time, the Financial Accounting Standards Board and the United States Securities and Exchange Commission change the financial accounting and reporting standards that govern the preparation of the Company’s financial statements. These changes can be hard to predict and can materially impact how the Company records and reports its financial condition and results of operations. The Company could be required to apply a new or revised standard retroactively or apply an existing standard differently, also retroactively, in each case potentially resulting in the Company restating prior period financial statements. As an example, the Financial Accounting Standards Board has issued proposed guidance related to a change in the accounting for credit losses on financial instruments. This proposed guidance represents a significant departure from current accounting guidance and requires earlier recognition of credit losses in a company’s financial statements as it utilizes an expected credit loss concept rather than the incurred loss concept. This new guidance is expected to be adopted by way of a cumulative effect adjustment recorded to beginning retained earnings upon the effective date.

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

RISK MANAGEMENT

The Company’s framework for managing risks may not be effective in mitigating risk and loss to the Company The Company’s risk management framework seeks to mitigate risk and loss. The Company has established processes and procedures intended to identify, measure, monitor, report, and analyze the types of risk to which it is subject, including liquidity risk, credit risk, market risk, interest rate risk, compliance risk, strategic risk, reputational risk, and operational risk related to its employees, systems and vendors, among others. However, as with any risk management framework, there are inherent limitations to the Company’s risk management strategies as there may exist, or develop in the future, risks that it has not appropriately anticipated or identified. The recent financial and credit crises and resulting regulatory reform highlighted both the importance and some of the limitations of managing unanticipated risks, and the Company’s regulators remain focused on ensuring that financial institutions build and maintain robust risk management policies. If the Company’s risk management framework proves ineffective, the Company could incur litigation and negative regulatory consequences, and suffer unexpected losses that could affect its financial condition or results of operations.

Executive Officers

RICHARD K. DAVIS

Mr. Davis is Chairman and Chief Executive Officer of U.S. Bancorp. Mr. Davis, 58, has served as Chairman of U.S. Bancorp since December 2007 and as Chief Executive Officer since December 2006. He also served as President from October 2004 until January 2016, and as Chief Operating Officer from October 2004 until December 2006. Mr. Davis has held management positions with the Company since joining Star Banc Corporation, one of its predecessors, as Executive Vice President in 1993.

JENNIE P. CARLSON

Ms. Carlson is Executive Vice President, Human Resources, of U.S. Bancorp. Ms. Carlson, 55, has served in this position since January 2002. Until that time, she served as Executive Vice President, Deputy General Counsel and Corporate Secretary of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001. From 1995 until the merger, she was General Counsel and Secretary of Firstar Corporation and Star Banc Corporation.

ANDREW CECERE

Mr. Cecere is President and Chief Operating Officer of U.S. Bancorp. Mr. Cecere, 55, has served in this position since January 2016. From January 2015 to January 2016, he served as U.S. Bancorp’s Vice Chairman and Chief Operating Officer, and from February 2007 to January 2015, he served as U.S. Bancorp’s Vice Chairman and Chief Financial Officer. Until that time, he served as Vice Chairman, Wealth Management and Securities Services, of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001. Previously, he had served as an executive officer of the former U.S. Bancorp, including as Chief Financial Officer from May 2000 through February 2001.

JAMES L. CHOSY

Mr. Chosy is Executive Vice President, General Counsel and Corporate Secretary of U.S. Bancorp. Mr. Chosy, 52, has served in this position since March 2013. From 2001 to 2013, he served as the General Counsel and Secretary of Piper Jaffray Companies. From 1995 to 2001, Mr. Chosy was Vice President and Associate General Counsel of U.S. Bancorp, having also served as Assistant Secretary of U.S. Bancorp from 1995 through 2000 and as Secretary from 2000 until 2001.

TERRANCE R. DOLAN

Mr. Dolan is Vice Chairman, Wealth Management and Securities Services, of U.S. Bancorp. Mr. Dolan, 54, has served in this position since July 2010. From September 1998 to July 2010, Mr. Dolan served as U.S. Bancorp’s Controller. He additionally held the title of Executive Vice President from January 2002 until June 2010 and Senior Vice President from September 1998 until January 2002.

JOHN R. ELMORE

Mr. Elmore is Vice Chairman, Community Banking and Branch Delivery, of U.S. Bancorp. Mr. Elmore, 59, has served in this position since March 2013. From 1999 to 2013, he served as Executive Vice President, Community Banking, of U.S. Bancorp and its predecessor company, Firstar Corporation.

LESLIE V. GODRIDGE

Ms. Godridge is Vice Chairman, Wholesale Banking, of U.S. Bancorp. Ms. Godridge, 60, has served in this position since January 2016. From February 2013 until December 2015, she served as Executive Vice President, National Corporate Specialized Industries and Global Treasury Management, of U.S. Bancorp. From February 2007, when she joined U.S. Bancorp, until January 2013, Ms. Godridge served as Executive Vice President, National Corporate and Institutional Banking, of U.S. Bancorp. Prior to that time, she served as Senior Executive Vice President and a member of the Executive Committee at The Bank of New York, where she was head of BNY Asset Management, Private Banking, Consumer Banking and Regional Commercial Banking from 2004 to 2006.

JAMES B. KELLIGREW

Mr. Kelligrew is Vice Chairman, Wholesale Banking, of U.S. Bancorp. Mr. Kelligrew, 50, has served in this position since January 2016. From March 2014 until December 2015, he served as Executive Vice President, Fixed Income and Capital Markets, of U.S. Bancorp, having served as Executive Vice President, Credit Fixed Income, of U.S. Bancorp from May 2009 to March 2014. Prior to that time, he held various leadership positions with Wells Fargo Securities from 2003 to 2009, and with Bank of America Securities from 1993 to 2003.

SHAILESH M. KOTWAL

Mr. Kotwal is Vice Chairman, Payment Services, of U.S. Bancorp. Mr. Kotwal, 51, has served in this position since joining U.S. Bancorp in March 2015. From July 2008 until May 2014, he served as Executive Vice President of TD Bank Group with responsibility for retail banking products and services and as Chair of its enterprise payments council. From 2006 until 2008, he served as President, International, of eFunds Corporation. Previously, Mr. Kotwal served in various leadership roles at American Express Company from 1989 until 2006, including responsibility for operations in North and South America, Europe and the Asia-Pacific regions.

P.W. PARKER

Mr. Parker is Vice Chairman and Chief Risk Officer of U.S. Bancorp. Mr. Parker, 59, has served in this position since December 2013. From October 2007 until December 2013 he served as Executive Vice President and Chief Credit Officer of U.S. Bancorp. From March 2005 until October 2007, he served as Executive Vice President of Credit Portfolio Management of U.S. Bancorp, having served as Senior Vice President of Credit Portfolio Management of U.S. Bancorp since January 2002.

RICHARD B. PAYNE, JR.

Mr. Payne is Vice Chairman, Wholesale Banking, of U.S. Bancorp. Mr. Payne, 68, has served in this position since November 2010, when he assumed the additional responsibility for Commercial Banking at U.S. Bancorp. From July 2006, when he joined U.S. Bancorp, until November 2010, Mr. Payne served as Vice Chairman, Corporate Banking at U.S. Bancorp. Prior to joining U.S. Bancorp, he served as Executive Vice President for National City Corporation in Cleveland, with responsibility for Capital Markets, from 2001 to 2006.

KATHERINE B. QUINN

Ms. Quinn is Executive Vice President and Chief Strategy and Reputation Officer of U.S. Bancorp. Ms. Quinn, 51, has served in this position since joining U.S. Bancorp in September 2013 and has served on U.S. Bancorp’s Managing Committee since January 2015. From September 2010 until January 2013, she served as Chief Marketing

Officer of WellPoint, Inc. (now known as Anthem, Inc.), having served as Head of Corporate Marketing of WellPoint from July 2005 until September 2010. Prior to that time, she served as Chief Marketing and Strategy Officer at The Hartford from 2003 until 2005.

KATHLEEN A. ROGERS

Ms. Rogers is Vice Chairman and Chief Financial Officer of U.S. Bancorp. Ms. Rogers, 50, has served in this position since January 2015. From June 2005 until January 2015, she served as U.S. Bancorp’s Executive Vice President, Business Line Reporting and Planning, having served in various financial roles at U.S. Bancorp since joining the Company in 1987.

MARK G. RUNKEL

Mr. Runkel is Executive Vice President and Chief Credit Officer of U.S. Bancorp. Mr. Runkel, 39, has served in this position since December 2013. From February 2011 until December 2013, he served as Senior Vice President and Credit Risk Group Manager of U.S. Bancorp Retail and Payment Services Credit Risk Management, having served as Senior Vice President and Risk Manager of U.S. Bancorp Retail and Small Business Credit Risk Management from June 2009 until February 2011. From March 2005 until May 2009, he served as Vice President and Risk Manager of U.S. Bancorp.

KENT V. STONE

Mr. Stone is Vice Chairman, Consumer Banking Sales and Support, of U.S. Bancorp. Mr. Stone, 58, has served in this position since March 2013. He served as an Executive Vice President of U.S. Bancorp from 2000 to 2013, most recently with responsibility for Consumer Banking Support Services since 2006, and held other senior leadership positions with U.S. Bancorp since 1991.

JEFFRY H. VON GILLERN

Mr. von Gillern is Vice Chairman, Technology and Operations Services, of U.S. Bancorp. Mr. von Gillern, 50, has served in this position since July 2010. From April 2001, when he joined U.S. Bancorp, until July 2010, Mr. von Gillern served as Executive Vice President of U.S. Bancorp, additionally serving as Chief Information Officer from July 2007 until July 2010.

Directors

RICHARD K. DAVIS1,6

Chairman and Chief Executive Officer

U.S. Bancorp

DOUGLAS M. BAKER, JR.1,5,6

Chairman and Chief Executive Officer

Ecolab Inc.

(Cleaning and sanitizing products)

WARNER L. BAXTER3,4

Chairman, President and Chief Executive Officer

Ameren Corporation

(Energy)

ARTHUR D. COLLINS, JR.1,2,5

Retired Chairman and Chief Executive Officer

Medtronic, Inc.

(Medical device and technology)

KIMBERLY J. HARRIS1,4,5

President and Chief Executive Officer

Puget Energy, Inc. and Puget Sound Energy, Inc.

(Energy)

ROLAND A. HERNANDEZ1,3,4

Founding Principal and Chief Executive Officer

Hernandez Media Ventures

(Media)

DOREEN WOO HO3,6

Commissioner

San Francisco Port Commission

(Government)

JOEL W. JOHNSON3,6

Retired Chairman and Chief Executive Officer

Hormel Foods Corporation

(Consumer food products)

OLIVIA F. KIRTLEY2,6

Business Consultant

(Consulting)

KAREN S. LYNCH4,6

President

Aetna Inc.

(Healthcare benefits)

DAVID B. O’MALEY1,2,5

Retired Chairman, President and Chief Executive Officer

Ohio National Financial Services, Inc.

(Insurance)

O’DELL M. OWENS, M.D., M.P.H.2,4

Medical Director

Cincinnati Health Department

(Government)

CRAIG D. SCHNUCK5,6

Former Chairman and Chief Executive Officer

Schnuck Markets, Inc.

(Food retail)

PATRICK T. STOKES1,5,6

Former Chairman and Former Chief Executive Officer

Anheuser-Busch Companies, Inc.

(Consumer products)

SCOTT W. WINE2,3,4

Chairman and Chief Executive Officer

Polaris Industries, Inc.

(Motorized products)

1.	Executive Committee
2.	Compensation and Human Resources Committee
3.	Audit Committee
4.	Community Reinvestment and Public Policy Committee
5.	Governance Committee
6.	Risk Management Committee