Form 10-K, Exhibit 13
period 2016-12-31
US BANCORP \DE\
filed 2017-02-23
CIK 36104

EXHIBIT 13

The following pages discuss in detail the financial results we achieved in 2016 — results that reflect one U.S. Bank.

Financial table of contents

22	Management’s discussion and analysis

22	Overview

24	Statement of income analysis

29	Balance sheet analysis

38	Corporate risk profile

38	Overview

39	Credit risk management

52	Residual value risk management

53	Operational risk management

53	Compliance risk management

53	Interest rate risk management

55	Market risk management

56	Liquidity risk management

59	Capital management

60	Fourth quarter summary

62	Line of business financial review

66	Non-GAAP financial measures

68	Accounting changes

68	Critical accounting policies

71	Controls and procedures

72	Reports of management and independent accountants

75	Consolidated financial statements and notes

142	Five-year consolidated financial statements

144	Quarterly consolidated financial data

145	Supplemental financial data

148	Company information

158	Executive officers

160	Directors

The following information appears in accordance with the private securities litigation reform act of 1995:

This report contains forward-looking statements about U.S. Bancorp. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements and are based on the information available to, and assumptions and estimates made by, management as of the date hereof. These forward-looking statements cover, among other things, anticipated future revenue and expenses and the future plans and prospects of U.S. Bancorp. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated. A reversal or slowing of the current economic recovery or another severe contraction could adversely affect U.S. Bancorp’s revenues and the values of its assets and liabilities. Global financial markets could experience a recurrence of significant turbulence, which could reduce the availability of funding to certain financial institutions and lead to a tightening of credit, a reduction of business activity, and increased market volatility. Stress in the commercial real estate markets, as well as a downturn in the residential real estate markets could cause credit losses and deterioration in asset values. In addition, changes to statutes, regulations, or regulatory policies or practices could affect U.S. Bancorp in substantial and unpredictable ways. U.S. Bancorp’s results could also be adversely affected by deterioration in general business and economic conditions; changes in interest rates; deterioration in the credit quality of its loan portfolios or in the value of the collateral securing those loans; deterioration in the value of securities held in its investment securities portfolio; legal and regulatory developments; litigation; increased competition from both banks and non-banks; changes in customer behavior and preferences; breaches in data security; effects of mergers and acquisitions and related integration; effects of critical accounting policies and judgments; and management’s ability to effectively manage credit risk, market risk, operational risk, compliance risk, strategic risk, interest rate risk, liquidity risk and reputational risk.

Additional factors could cause actual results to differ from expectations, including the risks discussed in the “Corporate Risk Profile” section on pages 38–60 and the “Risk Factors” section on pages 148–157 of this report. However, factors other than these also could adversely affect U.S. Bancorp’s results, and the reader should not consider these factors to be a complete set of all potential risks or uncertainties. Forward-looking statements speak only as of the date hereof, and U.S. Bancorp undertakes no obligation to update them in light of new information or future events.

Management’s Discussion and Analysis

Overview

U.S. Bancorp and its subsidiaries (the “Company”) delivered record financial performance in 2016. In a year where economic conditions continued to slowly improve, the Company delivered record full-year net income, diluted earnings per share and net revenue, while continuing to make important investments in its long-term growth strategy.

The Company earned $5.9 billion in 2016, an increase of 0.2 percent over 2015, principally due to total net revenue growth. Net interest income increased primarily as a result of loan growth and noninterest income increased as a result of higher payment services revenue, trust and investment management fees and mortgage banking revenue. The Company’s continued focus on controlling expenses allowed it to achieve an industry-leading efficiency ratio of 54.9 percent in 2016. In addition, the Company’s return on average assets and return on average common equity were 1.36 percent and 13.4 percent, respectively.

During 2016, the Company continued to create value for shareholders and customers by returning 79 percent of its earnings to common shareholders through dividends and common share repurchases. This was accomplished by generating steady growth in commercial and consumer lending and total deposits, by building momentum in its core business, particularly within Wealth Management and Securities Services and Payment Services, and by maintaining a very strong capital base.

The Company’s common equity tier 1 to risk-weighted assets ratio using the Basel III standardized approach and Basel III advanced approaches, as if fully implemented, were 9.1 percent and 11.7 percent, respectively, at December 31, 2016 — above the Company’s targeted ratio of 8.5 percent and well above the minimum ratio of 7.0 percent required when fully implemented. In addition, refer to Table 23 for a summary of the statutory capital ratios in effect for the Company at December 31, 2016 and 2015. Further, credit rating organizations rate the Company’s debt among the highest of any bank in the world. This comparative financial strength provides the Company with favorable funding costs, strong liquidity and the ability to attract new customers.

In 2016, average loans and deposits increased $17.3 billion (6.9 percent) and $25.7 billion (8.9 percent), respectively, over 2015, reflecting growth from new and existing customers. Loan growth included increases in commercial, commercial real estate, residential mortgages, credit card and other retail loans, partially offset by a decline in loans covered by loss sharing agreements with the Federal Deposit Insurance Corporation (“FDIC”) (“covered” loans), which is a run-off portfolio. Deposit growth included increases in noninterest-bearing and total savings deposits.

The Company’s provision for credit losses increased $192 million (17.0 percent) in 2016, compared with 2015. Net charge-offs increased $97 million (8.3 percent) in 2016, compared with 2015, primarily due to higher commercial loan net charge-offs and lower commercial real estate recoveries, partially offset by lower charge-offs related to residential mortgage and home equity loans due to continued improvement in economic conditions during 2016. The provision for credit losses was $55 million more than net charge-offs in 2016, compared with $40 million less than net charge-offs in 2015, reflecting loan growth, partially offset by improvements in residential mortgage and home equity loans and lines.

The fundamental elements of the Company’s core businesses are solid, positioning the Company well for growth as it enters 2017. The Company generated record revenue in 2016 and has strong momentum as it begins 2017. The Company experienced total loan growth, deposit growth, net interest income growth, and noninterest income growth in 2016. In addition, its capital position remained strong. With a focus on customer satisfaction and providing them with innovative products and services, the Company believes it will continue to create outstanding value for its shareholders, customers and communities in 2017.

TABLE 1 Selected Financial Data

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2016	2015	2014	2013		2012
Condensed Income Statement
Net interest income	$11,528	$11,001	$10,775	$10,604		$10,745
Taxable-equivalent adjustment(a)	203	213	222	224		224

Net interest income (taxable-equivalent basis)(b)	11,731	11,214	10,997	10,828		10,969
Noninterest income	9,555	9,092	9,161	8,765		9,334
Securities gains (losses), net	22	–	3	9		(15)

Total net revenue	21,308	20,306	20,161	19,602		20,288
Noninterest expense	11,676	10,931	10,715	10,274		10,456
Provision for credit losses	1,324	1,132	1,229	1,340		1,882

Income before taxes	8,308	8,243	8,217	7,988		7,950
Income taxes and taxable-equivalent adjustment	2,364	2,310	2,309	2,256		2,460

Net income	5,944	5,933	5,908	5,732		5,490
Net (income) loss attributable to noncontrolling interests	(56)	(54)	(57)	104		157

Net income attributable to U.S. Bancorp	$5,888	$5,879	$5,851	$5,836		$5,647

Net income applicable to U.S. Bancorp common shareholders	$5,589	$5,608	$5,583	$5,552		$5,383

Per Common Share
Earnings per share	$3.25	$3.18	$3.10	$3.02		$2.85
Diluted earnings per share	3.24	3.16	3.08	3.00		2.84
Dividends declared per share	1.070	1.010	.965	.885		.780
Book value per share	24.63	23.28	21.68	19.92		18.31
Market value per share	51.37	42.67	44.95	40.40		31.94
Average common shares outstanding	1,718	1,764	1,803	1,839		1,887
Average diluted common shares outstanding	1,724	1,772	1,813	1,849		1,896
Financial Ratios
Return on average assets	1.36%	1.44%	1.54%	1.65%		1.65%
Return on average common equity	13.4	14.0	14.7	15.8		16.2
Net interest margin (taxable-equivalent basis)(a)	3.01	3.05	3.23	3.44		3.58
Efficiency ratio(b)	54.9	53.8	53.2	52.4		51.5
Net charge-offs as a percent of average loans outstanding	.47	.47	.55	.64		.97
Average Balances
Loans	$267,811	$250,459	$241,692	$227,474		$215,374
Loans held for sale	4,181	5,784	3,148	5,723		7,847
Investment securities(c)	107,922	103,161	90,327	75,046		72,501
Earning assets	389,877	367,445	340,994	315,139		306,270
Assets	433,313	408,865	380,004	352,680		342,849
Noninterest-bearing deposits	81,176	79,203	73,455	69,020		67,241
Deposits	312,810	287,151	266,640	250,457		235,710
Short-term borrowings	19,906	27,960	30,252	27,683		28,549
Long-term debt	36,220	33,566	26,535	21,280		28,448
Total U.S. Bancorp shareholders’ equity	47,339	44,813	42,837	39,917		37,611
Period End Balances
Loans	$273,207	$260,849	$247,851	$235,235		$223,329
Investment securities	109,275	105,587	101,043	79,855		74,528
Assets	445,964	421,853	402,529	364,021		353,855
Deposits	334,590	300,400	282,733	262,123		249,183
Long-term debt	33,323	32,078	32,260	20,049		25,516
Total U.S. Bancorp shareholders’ equity	47,298	46,131	43,479	41,113		38,998
Asset Quality
Nonperforming assets	$1,603	$1,523	$1,808	$2,037		$2,671
Allowance for credit losses	4,357	4,306	4,375	4,537		4,733
Allowance for credit losses as a percentage of period-end loans	1.59%	1.65%	1.77%	1.93%		2.12%
Capital Ratios
Common equity tier 1 capital(d)	9.4%	9.6%	9.7%	9.4	%(b)	9.0	%(b)
Tier 1 capital(d)	11.0	11.3	11.3	11.2		10.8
Total risk-based capital(d)	13.2	13.3	13.6	13.2		13.1
Leverage(d)	9.0	9.5	9.3	9.6		9.2
Common equity tier 1 capital to risk-weighted assets for the Basel III transitional advanced approaches	12.2	12.5	12.4
Common equity tier 1 capital to risk-weighted assets estimated for the Basel III fully implemented standardized approach(b)(e)	9.1	9.1	9.0	8.8		8.1
Common equity tier 1 capital to risk-weighted assets estimated for the Basel III fully implemented advanced approaches(b)	11.7	11.9	11.8
Tangible common equity to tangible assets(b)	7.5	7.6	7.5	7.7		7.2
Tangible common equity to risk-weighted assets(b)	9.2	9.2	9.3	9.1		8.6
(a)	Utilizes a tax rate of 35 percent for those assets and liabilities whose income or expense is not included for federal income tax purposes.
(b)	See Non-GAAP Financial Measures beginning on page 66.
(c)	Excludes unrealized gains and losses on available-for-sale investment securities and any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity.
(d)	December 31, 2016, 2015 and 2014, calculated under the Basel III transitional standardized approach; all other periods calculated under Basel I.
(e)	December 31, 2016, 2015, 2014 and 2013, calculated using final rules for the Basel III fully implemented standardized approach; December 31, 2012, calculated using proposed rules released June 2012.

Earnings Summary The Company reported net income attributable to U.S. Bancorp of $5.89 billion in 2016, or $3.24 per diluted common share, compared with $5.88 billion, or $3.16 per diluted common share, in 2015. Return on average assets and return on average common equity were 1.36 percent and 13.4 percent, respectively, in 2016, compared with 1.44 percent and 14.0 percent, respectively, in 2015. The results for 2016 included $180 million of equity investment income, related to the sale of the Company’s membership in Visa Europe Limited (“Visa Europe”) to Visa, Inc., along with a $110 million increase in reserves related to legal and regulatory matters and a $40 million charitable contribution.

Total net revenue for 2016 was $1.0 billion (4.9 percent) higher than 2015, reflecting a 4.8 percent increase in net interest income (4.6 percent on a taxable-equivalent basis), and a 5.3 percent increase in noninterest income. The increase in net interest income from the prior year was mainly the result of loan growth. The increase in noninterest income was primarily driven by higher payment services revenue, trust and investment management fees, and mortgage banking revenue, as well as the impact of the Visa Europe sale.

Noninterest expense in 2016 was $745 million (6.8 percent) higher than 2015, reflecting business growth, incremental costs related to compliance programs and investment in the business. Compensation expense increased due to the impact of hiring to support business growth and compliance programs, merit increases and higher variable compensation. Professional services expense was higher related to compliance programs and implementation costs of capital investments. Marketing expense increased as a result of the charitable contribution and costs for supporting new business development, while technology and communications expense increased reflecting capital investments. In addition, other noninterest expense was higher reflecting a special FDIC surcharge that began in the third quarter of 2016 and an increase in reserves related to legal and regulatory matters.

Statement of Income Analysis

Net Interest Income Net interest income, on a taxable-equivalent basis, was $11.7 billion in 2016, compared with $11.2 billion in 2015 and $11.0 billion in 2014. The $517 million (4.6 percent) increase in net interest income, on a taxable-equivalent basis, in 2016 compared with 2015, was principally driven by loan growth partially offset by a lower net interest margin. Average earning assets were $22.4 billion (6.1 percent) higher in 2016, compared with 2015, driven by increases in loans and in investment securities. The net interest margin, on a taxable-equivalent basis, in 2016 was 3.01 percent, compared with 3.05 percent in 2015 and 3.23 percent in 2014. The decrease in the net interest margin in 2016, compared with 2015, was principally due to lower yields on purchased securities, lower reinvestment rates on maturing securities and maintaining higher cash balances. Refer to the “Interest Rate Risk Management” section for further information on the sensitivity of the Company’s net interest income to changes in interest rates.

Average total loans were $267.8 billion in 2016, compared with $250.5 billion in 2015. The $17.3 billion (6.9 percent) increase was driven by growth in commercial, commercial real estate, residential mortgage, credit card and other retail loans, partially offset by a decrease in covered loans. Average commercial and commercial real estate loans increased $8.0 billion (9.5 percent) and $625 million (1.5 percent), respectively, driven by higher demand for loans from new and existing customers. The $3.8 billion (7.4 percent) increase in residential mortgages reflected higher origination activity, including strong refinancing activities, in 2016 compared with 2015. Average credit card balances increased $2.4 billion (13.5 percent) in 2016, compared with 2015, due to customer growth, including a portfolio acquisition in late 2015 which increased average 2016 credit card balances by $1.6 billion. The $3.3 billion (6.6 percent) increase in average other retail loans was primarily due to higher auto and installment loans, student loans, and home equity and second mortgage loan balances. Average covered loans decreased $759 million (15.2 percent) in 2016, compared with 2015, the result of portfolio run-off.

TABLE 2 Analysis of Net Interest Income (a)

Year Ended December 31 (Dollars in Millions)	2016	2015	2014	2016 v 2015	2015 v 2014
Components of Net Interest Income
Income on earning assets (taxable-equivalent basis)	$13,375	$12,619	$12,454	$756	$165
Expense on interest-bearing liabilities (taxable-equivalent basis)	1,644	1,405	1,457	239	(52)
Net interest income (taxable-equivalent basis)(b)	$11,731	$11,214	$10,997	$517	$217
Net interest income, as reported	$11,528	$11,001	$10,775	$527	$226
Average Yields and Rates Paid
Earning assets yield (taxable-equivalent basis)	3.43%	3.43%	3.65%	–%	(.22)%
Rate paid on interest-bearing liabilities (taxable-equivalent basis)	.57	.52	.58	.05	(.06)
Gross interest margin (taxable-equivalent basis)	2.86%	2.91%	3.07%	(.05)%	(.16)%
Net interest margin (taxable-equivalent basis)	3.01%	3.05%	3.23%	(.04)%	(.18)%
Average Balances
Investment securities(c)	$107,922	$103,161	$90,327	$4,761	$12,834
Loans	267,811	250,459	241,692	17,352	8,767
Earning assets	389,877	367,445	340,994	22,432	26,451
Interest-bearing liabilities	287,760	269,474	249,972	18,286	19,502
(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.
(b)	See Non-GAAP Financial Measures beginning on page 66.
(c)	Excludes unrealized gains and losses on available-for-sale investment securities and any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity.

Average investment securities in 2016 were $4.8 billion (4.6 percent) higher than 2015, primarily due to purchases of U.S. Treasury and U.S. government agency-backed securities, net of prepayments and maturities, to support liquidity.

Average total deposits for 2016 were $25.7 billion (8.9 percent) higher than 2015. Average noninterest-bearing deposits for 2016 were $2.0 billion (2.5 percent) higher than the prior year, mainly in Consumer and Small Business Banking and Wholesale Banking and Commercial Real Estate. Average total savings deposits for 2016 were $26.2 billion (15.2 percent) higher than 2015, reflecting growth in Wholesale Banking and Commercial Real Estate, Consumer and Small Business Banking, and Wealth Management and Securities Services balances. Average time deposits for 2016 were $2.6 billion (7.2 percent) lower than 2015. The decrease was driven by lower Consumer and Small Business Banking balances driven by maturities, as well as a decline related to those deposits managed as an alternative to other funding sources such as wholesale borrowing, based largely on relative pricing and liquidity characteristics.

The $217 million (2.0 percent) increase in net interest income in 2015, compared with 2014, was primarily the result of growth in average earning assets and lower cost core deposit funding, partially offset by a shift in loan portfolio mix, lower reinvestment rates on investment securities and lower loan fees due to the 2014 wind down of the short-term, small-dollar deposit advance product, Checking Account Advance (“CAA”). Average earning assets were $26.4 billion (7.8 percent) higher in 2015, compared with 2014, driven by increases in loans and investment securities. The decrease in the net interest margin in 2015, compared with 2014, primarily reflected a change in the loan portfolio mix, growth in the investment portfolio at lower average rates and lower reinvestment rates on investment securities, as well as lower loan fees due to the CAA product wind down.

Average total loans increased $8.8 billion (3.6 percent) in 2015, compared with 2014, driven by growth in commercial, commercial real estate, credit card and other retail loans, partially offset by a decrease in covered loans. Average commercial loans increased $8.3 billion (11.0 percent), driven by higher demand for loans from new and existing customers. Average commercial real estate loans increased $1.8 billion (4.5 percent), driven by the reclassification of covered commercial real estate loans resulting from the expiration of loss sharing agreements related to those loans at the end of 2014, as well as higher loan demand. Average credit card balances increased $422 million (2.4 percent) in 2015, compared with 2014, due to customer growth, including portfolio acquisitions during 2015. The $726 million (1.5 percent) increase in average other retail loans was primarily due to higher auto and installment loans, partially offset by lower student loan balances, reflecting their classification as held for sale for a portion of 2015. Average residential mortgages were essentially unchanged in 2015, compared with 2014. Average covered loans decreased $2.6 billion (34.1 percent) in 2015, compared with 2014, the result of portfolio run-off and the expiration of the loss sharing agreements on commercial and commercial real estate loans at the end of 2014.

Average investment securities in 2015 were $12.8 billion (14.2 percent) higher than 2014, primarily due to purchases of U.S. Treasury and U.S. government agency-backed securities, net of prepayments and maturities, to support liquidity.

TABLE 3 Net Interest Income — Changes Due to Rate and Volume (a)

	2016 v 2015			2015 v 2014
Year Ended December 31 (Dollars in Millions)	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Increase (decrease) in

Interest Income
Investment securities	$98	$(37)	$61	$282	$(153)	$129
Loans held for sale	(57)	5	(52)	108	(30)	78
Loans
Commercial	216	99	315	245	(192)	53
Commercial real estate	24	24	48	71	4	75
Residential mortgages	146	(42)	104	1	(36)	(35)
Credit card	265	3	268	43	109	152
Other retail	134	(40)	94	32	(153)	(121)
Total loans, excluding covered loans	785	44	829	392	(268)	124
Covered loans	(41)	(30)	(71)	(154)	(27)	(181)
Total loans	744	14	758	238	(295)	(57)
Other earning assets	32	(43)	(11)	46	(31)	15
Total earning assets	817	(61)	756	674	(509)	165

Interest Expense
Interest-bearing deposits
Interest checking	3	9	12	2	(7)	(5)
Money market savings	41	116	157	28	47	75
Savings accounts	4	(10)	(6)	4	(10)	(6)
Time deposits	(14)	16	2	(40)	(32)	(72)
Total interest-bearing deposits	34	131	165	(6)	(2)	(8)
Short-term borrowings	(72)	91	19	(20)	2	(18)
Long-term debt	55	–	55	192	(218)	(26)
Total interest-bearing liabilities	17	222	239	166	(218)	(52)
Increase (decrease) in net interest income	$800	$(283)	$517	$508	$(291)	$217
(a)	This table shows the components of the change in net interest income by volume and rate on a taxable-equivalent basis utilizing a tax rate of 35 percent. This table does not take into account the level of noninterest-bearing funding, nor does it fully reflect changes in the mix of assets and liabilities. The change in interest not solely due to changes in volume or rates has been allocated on a pro-rata basis to volume and yield/rate.

Average total deposits for 2015 were $20.5 billion (7.7 percent) higher than 2014. Average noninterest-bearing deposits for 2015 were $5.7 billion (7.8 percent) higher than 2014, reflecting growth in Consumer and Small Business Banking, and Wholesale Banking and Commercial Real Estate. Average total savings deposits for 2015 were $21.0 billion (13.8 percent) higher than 2014, reflecting growth in Consumer and Small Business Banking, Wholesale Banking and Commercial Real Estate and corporate trust balances. Average time deposits which are managed based largely on relative pricing and liquidity characteristics, decreased $6.2 billion (14.9 percent) in 2015, compared with 2014.

Provision for Credit Losses The provision for credit losses reflects changes in the size and credit quality of the entire portfolio of loans. The Company maintains an allowance for credit losses considered appropriate by management for probable and estimable incurred losses, based on factors discussed in the “Analysis and Determination of Allowance for Credit Losses” section.

In 2016, the provision for credit losses was $1.3 billion, compared with $1.1 billion and $1.2 billion in 2015 and 2014, respectively. The provision for credit losses was higher than net charge-offs by $55 million in 2016, lower than net charge-offs by $40 million in 2015 and lower than net charge-offs by $105 million in 2014. The increase in the allowance for credit losses during 2016 was driven by loan portfolio growth and economic stress in the energy portfolio, partially offset by improvements in residential mortgage and home equity loans and lines. Nonperforming assets increased $80 million (5.3 percent) from December 31, 2015 to December 31, 2016, primarily driven by an increase in nonperforming commercial loans within the energy portfolio, partially offset by improvements in the Company’s residential portfolio due to improving economic conditions. Net charge-offs increased $97 million (8.3 percent) in 2016 from 2015 primarily due to higher commercial loan net charge-offs and lower commercial real estate recoveries, partially offset by lower charge-offs related to residential mortgages and home equity loans.

The $97 million (7.9 percent) decrease in the provision for credit losses in 2015, compared with 2014, reflected improving credit trends and the underlying risk profile of the loan portfolio as economic conditions slowly improved during the period, partially offset by portfolio growth. Nonperforming assets decreased $285 million (15.8 percent) from December 31, 2014 to December 31, 2015, primarily driven by nonperforming asset reductions in the commercial real estate, residential mortgages, and home equity and second mortgage portfolios, as economic conditions slowly improved during 2015. In addition, accruing loans ninety days or more past due decreased by $114 million (12.1 percent) from December 31, 2014 to December 31, 2015. Net charge-offs decreased $162 million (12.1 percent) in 2015 from 2014 due to improvement in the residential mortgages, and home equity and second mortgages portfolios, as economic conditions slowly improved in 2015, partially offset by higher commercial loan net charge-offs.

Refer to “Corporate Risk Profile” for further information on the provision for credit losses, net charge-offs, nonperforming assets and other factors considered by the Company in assessing the credit quality of the loan portfolio and establishing the allowance for credit losses.

Noninterest Income Noninterest income in 2016 was $9.6 billion, compared with $9.1 billion in 2015 and $9.2 billion in 2014. The $485 million (5.3 percent) increase in 2016 over 2015 was primarily due to higher payment services revenue, trust and investment management fees, and mortgage banking revenue, as well as the impact of the Visa Europe sale. Credit and debit card revenue increased 10.0 percent in 2016 compared with 2015, reflecting higher transaction volumes including the impact of acquired portfolios. Merchant processing services revenue was 2.9 percent higher as a result of an increase in product fees and higher transaction volumes. Adjusted for the impact of foreign currency rate changes, the increase would have been approximately 5.0 percent. Trust and investment management fees increased 8.0 percent in 2016, compared with 2015, reflecting lower money market fee waivers, along with account growth, an increase in assets under management and improved market conditions. Mortgage banking revenue increased 8.1 percent over the prior year, driven by higher origination and sales volumes. In addition, other revenue was 9.5 percent higher in 2016 compared with 2015, reflecting the 2016 Visa Europe sale and the impact of a 2015 student loan market valuation adjustment, partially offset by lower equity investment income and a 2015 gain recorded on the sale of a deposit portfolio.

TABLE 4 Noninterest Income

Year Ended December 31 (Dollars in Millions)	2016	2015	2014	2016 v 2015	2015 v 2014
Credit and debit card revenue	$1,177	$1,070	$1,021	10.0%	4.8%
Corporate payment products revenue	712	708	724	.6	(2.2)
Merchant processing services	1,592	1,547	1,511	2.9	2.4
ATM processing services	338	318	321	6.3	(.9)
Trust and investment management fees	1,427	1,321	1,252	8.0	5.5
Deposit service charges	725	702	693	3.3	1.3
Treasury management fees	583	561	545	3.9	2.9
Commercial products revenue	871	867	854	.5	1.5
Mortgage banking revenue	979	906	1,009	8.1	(10.2)
Investment products fees	158	185	191	(14.6)	(3.1)
Securities gains (losses), net	22	–	3	*	*
Other	993	907	1,040	9.5	(12.8)
Total noninterest income	$9,577	$9,092	$9,164	5.3%	(.8)%
*	Not meaningful.

The $72 million (0.8 percent) decrease in noninterest income in 2015 from 2014 reflected a 2014 gain related to an equity interest in Nuveen Investments, lower equity investment income, the 2015 student loan market adjustment and lower mortgage banking revenue, partially offset by higher revenue in most other fee businesses and the 2015 gain recorded on the sale of a deposit portfolio. The decrease in mortgage banking revenue in 2015 of 10.2 percent, compared with 2014, was primarily due to an unfavorable change in the valuation of mortgage servicing rights (“MSRs”), net of hedging activities, partially offset by an increase in mortgage production volume. Credit and debit card revenue increased 4.8 percent in 2015 compared with 2014, due to higher transaction volumes. Trust and investment management fees increased 5.5 percent, reflecting the benefits of the Company’s investments in its corporate trust and fund services businesses, as well as account growth, improved market conditions and lower fee waivers. Merchant processing services revenue was 2.4 percent higher as a result of higher transaction volumes, along with account growth and equipment sales to merchants related to chip technology requirements. Adjusted for the impact of foreign currency rate changes, the increase would have been approximately 6.9 percent. In addition, treasury management fees increased 2.9 percent in 2015 compared with 2014, due to higher transaction volumes, and commercial products revenue increased 1.5 percent due to higher syndication and bond underwriting fees and higher commercial leasing revenue, partially offset by lower standby letter of credit fees.

Noninterest Expense Noninterest expense in 2016 was $11.7 billion, compared with $10.9 billion in 2015 and $10.7 billion in 2014. The Company’s efficiency ratio was 54.9 percent in 2016, compared with 53.8 percent in 2015 and 53.2 percent in 2014. The $745 million (6.8 percent) increase in noninterest expense in 2016 over 2015 was primarily due to higher compensation costs, professional services, marketing and business development, technology and communications, and other noninterest expenses, partially offset by lower employee benefits expense. Compensation expense increased 8.3 percent in 2016 over 2015, principally due to the impact of hiring to support business growth and compliance programs, merit increases, and higher variable compensation. Professional services expense increased 18.7 percent primarily due to compliance programs and implementation costs of capital investments to support business growth. Marketing and business development expense increased 20.5 percent in 2016 over 2015, resulting from the support of new business development and a 2016 charitable contribution. Technology and communications expense increased 7.7 percent primarily due to capital investments and costs related to acquired portfolios. Further, other noninterest expense increased 8.6 percent in 2016 over 2015, reflecting the impact of the FDIC surcharge, which began in the third quarter of 2016, and higher accruals related to legal and regulatory matters. Offsetting these increases was a 4.1 percent decrease in employee benefits expense mainly due to lower pension costs.

TABLE 5 Noninterest Expense

Year Ended December 31 (Dollars in Millions)	2016	2015	2014	2016 v 2015	2015 v 2014
Compensation	$5,212	$4,812	$4,523	8.3%	6.4%
Employee benefits	1,119	1,167	1,041	(4.1)	12.1
Net occupancy and equipment	988	991	987	(.3)	.4
Professional services	502	423	414	18.7	2.2
Marketing and business development	435	361	382	20.5	(5.5)
Technology and communications	955	887	863	7.7	2.8
Postage, printing and supplies	311	297	328	4.7	(9.5)
Other intangibles	179	174	199	2.9	(12.6)
Other	1,975	1,819	1,978	8.6	(8.0)
Total noninterest expense	$11,676	$10,931	$10,715	6.8%	2.0%
Efficiency ratio(a)	54.9%	53.8%	53.2%
(a)	See Non-GAAP Financial Measures beginning on page 66.

The $216 million (2.0 percent) increase in noninterest expense in 2015 over 2014 reflected higher compensation, employee benefits and other costs related to compliance activities during 2015. Compensation expense increased 6.4 percent, reflecting merit increases, higher staffing for risk and compliance activities, and the impact of branch banking operations acquisitions in 2014. Employee benefits expense increased 12.1 percent, primarily the result of higher pension costs. In addition, technology and communications expense increased 2.8 percent in 2015 over 2014, reflecting higher software license and maintenance costs. Offsetting these increases was a 5.5 percent decrease in marketing and business development expense reflecting higher charitable contributions in 2014, a 9.5 percent decrease in postage, printing and supplies expense due to a 2015 reimbursement from a business partner, and a 12.6 percent decrease in other intangibles expense due to the reduction or completion of amortization of certain intangibles. In addition, other expense decreased 8.0 percent, reflecting the impact of a 2014 settlement relating to the Federal Housing Administration’s insurance program and 2014 legal accruals, partially offset by higher 2015 compliance-related expenses.

Pension Plans Because of the long-term nature of pension plans, the related accounting is complex and can be impacted by several factors, including investment funding policies, accounting methods and actuarial assumptions.

The Company’s pension accounting reflects the long-term nature of the benefit obligations and the investment horizon of plan assets. Amounts recorded in the financial statements reflect actuarial assumptions about participant benefits and plan asset returns. Changes in actuarial assumptions and differences in actual plan experience, compared with actuarial assumptions, are deferred and recognized in expense in future periods. Differences related to participant benefits are recognized in expense over the future service period of the employees. Differences related to the expected return on plan assets are included in expense over a period of approximately fifteen years.

Pension expense is expected to decrease by $44 million in 2017 primarily due to favorable experience study results and earnings on higher plan assets due to Company contributions, partially offset by a lower discount rate. Because of the complexity of forecasting pension plan activities, the accounting methods utilized for pension plans, the Company’s ability to respond to factors affecting the plans and the hypothetical nature of actuarial assumptions, the actual pension expense decrease may differ from the expected amount.

Refer to Note 16 of the Notes to the Consolidated Financial Statements for further information on the Company’s pension plan funding practices, investment policies and asset allocation strategies, and accounting policies for pension plans.

The following table shows an analysis of hypothetical changes in the discount rate and long-term rate of return (“LTROR”):

Discount Rate (Dollars in Millions)	Down 100 Basis Points	Up 100 Basis Points
Incremental benefit (expense)	$(94)	$76
Percent of 2016 net income	(.98)%	.79%
LTROR (Dollars in Millions)	Down 100 Basis Points	Up 100 Basis Points
Incremental benefit (expense)	$(39)	$39
Percent of 2016 net income	(.41)%	.41%

Income Tax Expense The provision for income taxes was $2.2 billion (an effective rate of 26.7 percent) in 2016 and $2.1 billion (an effective rate of 26.1 percent) in both 2015 and 2014.

For further information on income taxes, refer to Note 18 of the Notes to Consolidated Financial Statements.

Balance Sheet Analysis

Average earning assets were $389.9 billion in 2016, compared with $367.4 billion in 2015. The increase in average earning assets of $22.4 billion (6.1 percent) was primarily due to increases in loans of $17.3 billion (6.9 percent) and investment securities of $4.8 billion (4.6 percent).

For average balance information, refer to Consolidated Daily Average Balance Sheet and Related Yields and Rates on pages 146 and 147.

Loans The Company’s loan portfolio was $273.2 billion at December 31, 2016, compared with $260.8 billion at December 31, 2015, an increase of $12.4 billion (4.7 percent). The increase was driven by increases in commercial loans of $5.0 billion (5.6 percent), residential mortgages of $3.8 billion (7.1 percent), commercial real estate loans of $961 million (2.3 percent), credit card loans of $737 million (3.5 percent) and other retail loans of $2.7 billion (5.2 percent), partially offset by a decrease in covered loans of $760 million (16.5 percent). Table 6 provides a summary of the loan distribution by product type, while Table 12 provides a summary of the selected loan maturity distribution by loan category. Average total loans increased $17.3 billion (6.9 percent) in 2016, compared with 2015. The increase was due to growth in most loan portfolio classes in 2016.

Commercial Commercial loans, including lease financing, increased $5.0 billion (5.6 percent) at December 31, 2016, compared with December 31, 2015. Average commercial loans increased $8.0 billion (9.5 percent) in 2016, compared with 2015. The growth was primarily driven by higher demand from new and existing customers. Table 7 provides a summary of commercial loans by industry and geographical locations.

Commercial Real Estate The Company’s portfolio of commercial real estate loans, which includes commercial mortgages and construction and development loans, increased $961 million (2.3 percent) at December 31, 2016, compared with December 31, 2015, primarily the result of higher demand from new and existing customers. Average commercial real estate loans increased $625 million (1.5 percent) in 2016, compared with 2015. Table 8 provides a summary of commercial real estate loans by property type and geographical location.

The Company reclassifies construction loans to the commercial mortgage category if permanent financing is provided by the Company. In 2016, approximately $447 million of construction loans were reclassified to the commercial mortgage category. At December 31, 2016 and 2015, $146 million and $155 million, respectively, of tax-exempt industrial development loans were secured by real estate. The Company’s commercial mortgage and construction and development loans had unfunded commitments of $10.7 billion and $10.4 billion at December 31, 2016 and 2015, respectively.

The Company also finances the operations of real estate developers and other entities with operations related to real estate. These loans are not secured directly by real estate but are subject to terms and conditions similar to commercial loans. These loans were included in the commercial loan category and totaled $6.4 billion and $5.8 billion at December 31, 2016 and 2015, respectively.

TABLE 6 Loan Portfolio Distribution

	2016		2015		2014		2013		2012
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Commercial
Commercial	$87,928	32.2%	$83,116	31.9%	$74,996	30.2%	$64,762	27.5%	$60,742	27.2%
Lease financing	5,458	2.0	5,286	2.0	5,381	2.2	5,271	2.3	5,481	2.5
Total commercial	93,386	34.2	88,402	33.9	80,377	32.4	70,033	29.8	66,223	29.7

Commercial Real Estate
Commercial mortgages	31,592	11.6	31,773	12.2	33,360	13.5	32,183	13.7	31,005	13.9
Construction and development	11,506	4.2	10,364	3.9	9,435	3.8	7,702	3.3	5,948	2.6
Total commercial real estate	43,098	15.8	42,137	16.1	42,795	17.3	39,885	17.0	36,953	16.5

Residential Mortgages
Residential mortgages	43,632	16.0	40,425	15.5	38,598	15.6	37,545	15.9	32,648	14.6
Home equity loans, first liens	13,642	5.0	13,071	5.0	13,021	5.2	13,611	5.8	11,370	5.1
Total residential mortgages	57,274	21.0	53,496	20.5	51,619	20.8	51,156	21.7	44,018	19.7
Credit Card	21,749	7.9	21,012	8.1	18,515	7.5	18,021	7.7	17,115	7.7

Other Retail
Retail leasing	6,316	2.3	5,232	2.0	5,871	2.4	5,929	2.5	5,419	2.4
Home equity and second mortgages	16,369	6.0	16,384	6.3	15,916	6.4	15,442	6.6	16,726	7.5
Revolving credit	3,282	1.2	3,354	1.3	3,309	1.3	3,276	1.4	3,332	1.5
Installment	8,087	3.0	7,030	2.7	6,242	2.5	5,709	2.4	5,463	2.4
Automobile	17,571	6.4	16,587	6.3	14,822	6.0	13,743	5.8	12,593	5.6
Student	2,239	.8	2,619	1.0	3,104	1.3	3,579	1.5	4,179	1.9
Total other retail	53,864	19.7	51,206	19.6	49,264	19.9	47,678	20.2	47,712	21.3
Total loans, excluding covered loans	269,371	98.6	256,253	98.2	242,570	97.9	226,773	96.4	212,021	94.9
Covered Loans	3,836	1.4	4,596	1.8	5,281	2.1	8,462	3.6	11,308	5.1
Total loans	$273,207	100.0%	$260,849	100.0%	$247,851	100.0%	$235,235	100.0%	$223,329	100.0%

TABLE 7 Commercial Loans by Industry Group and Geography

	2016		2015
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
Industry Group
Manufacturing	$13,779	14.8%	$13,404	15.2%
Real estate, rental and leasing	10,553	11.3	9,514	10.8
Finance and insurance	8,728	9.3	8,288	9.4
Retail trade	7,573	8.1	6,846	7.7
Wholesale trade	7,552	8.1	8,069	9.1
Healthcare and social assistance	6,345	6.8	5,802	6.6
Public administration	4,546	4.9	4,190	4.7
Professional, scientific and technical services	3,744	4.0	3,493	4.0
Information	3,597	3.8	3,542	4.0
Transport and storage	3,561	3.8	3,262	3.7
Arts, entertainment and recreation	3,340	3.6	2,772	3.1
Educational services	3,167	3.4	2,791	3.2
Utilities	1,747	1.9	1,435	1.6
Mining	1,645	1.8	2,208	2.5
Other services	1,625	1.7	1,703	1.9
Agriculture, forestry, fishing and hunting	1,449	1.5	1,721	1.9
Other	10,435	11.2	9,362	10.6
Total	$93,386	100.0%	$88,402	100.0%
Geography
California	$12,677	13.6%	$11,253	12.7%
Colorado	4,362	4.7	3,930	4.5
Illinois	4,636	5.0	4,636	5.3
Minnesota	7,093	7.6	7,166	8.1
Missouri	3,536	3.8	3,309	3.8
Ohio	4,270	4.6	4,063	4.6
Oregon	2,090	2.2	1,938	2.2
Washington	3,447	3.7	3,219	3.6
Wisconsin	3,512	3.8	2,936	3.3
Iowa, Kansas, Nebraska, North Dakota, South Dakota	4,900	5.2	4,543	5.1
Arkansas, Indiana, Kentucky, Tennessee	5,168	5.5	5,106	5.8
Idaho, Montana, Wyoming	1,251	1.3	1,427	1.6
Arizona, Nevada, New Mexico, Utah	3,487	3.7	3,280	3.7
Total banking region	60,429	64.7	56,806	64.3
Florida, Michigan, New York, Pennsylvania, Texas	15,467	16.6	15,819	17.9
All other states	17,490	18.7	15,777	17.8
Total outside Company’s banking region	32,957	35.3	31,596	35.7
Total	$93,386	100.0%	$88,402	100.0%

Residential Mortgages Residential mortgages held in the loan portfolio at December 31, 2016, increased $3.8 billion (7.1 percent) over December 31, 2015, reflecting higher origination activity during 2016. Average residential mortgages increased $3.8 billion (7.4 percent) in 2016, compared with 2015. Residential mortgages originated and placed in the Company’s loan portfolio include well-secured jumbo mortgages and branch-originated first lien home equity loans to borrowers with high credit quality.

Credit Card Total credit card loans increased $737 million (3.5 percent) at December 31, 2016, compared with December 31, 2015, reflecting new and existing customer growth during the period. Average credit card balances increased $2.4 billion (13.5 percent) in 2016, compared with 2015. The increase reflected customer growth, including a portfolio acquisition in late 2015.

TABLE 8 Commercial Real Estate Loans by Property Type and Geography

	2016		2015
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
Property Type
Business owner occupied	$10,899	25.3%	$11,186	26.6%
Commercial property
Industrial	1,631	3.8	1,530	3.6
Office	5,536	12.8	5,480	13.0
Retail	4,997	11.6	4,944	11.7
Other commercial	4,064	9.4	4,165	9.9
Multi-family	9,607	22.3	8,833	21.0
Hotel/motel	3,791	8.8	3,428	8.1
Residential homebuilders	2,311	5.4	2,319	5.5
Healthcare facilities	262	.6	252	.6
Total	$43,098	100.0%	$42,137	100.0%
Geography
California	$10,734	24.9%	$10,456	24.8%
Colorado	1,819	4.2	2,004	4.8
Illinois	1,678	3.9	1,810	4.3
Minnesota	2,177	5.0	2,022	4.8
Missouri	1,372	3.2	1,382	3.3
Ohio	1,462	3.4	1,260	3.0
Oregon	2,094	4.9	1,988	4.7
Washington	3,435	8.0	3,422	8.1
Wisconsin	2,161	5.0	2,323	5.5
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,312	5.4	2,227	5.3
Arkansas, Indiana, Kentucky, Tennessee	1,810	4.2	1,708	4.1
Idaho, Montana, Wyoming	1,271	2.9	1,275	3.0
Arizona, Nevada, New Mexico, Utah	3,257	7.6	3,259	7.7
Total banking region	35,582	82.6	35,136	83.4
Florida, Michigan, New York, Pennsylvania, Texas	3,829	8.9	3,793	9.0
All other states	3,687	8.5	3,208	7.6
Total outside Company’s banking region	7,516	17.4	7,001	16.6
Total	$43,098	100.0%	$42,137	100.0%

Other Retail Total other retail loans, which include retail leasing, home equity and second mortgages and other retail loans, increased $2.7 billion (5.2 percent) at December 31, 2016, compared with December 31, 2015, reflecting higher auto and installment loans and retail leasing balances, partially offset by lower student loan balances. Average other retail loans increased $3.3 billion (6.6 percent) in 2016, compared with 2015. The increase was primarily due to higher auto and installment loans, student loans, and home equity and second mortgage loan balances. Of the total residential mortgages, credit card and other retail loans outstanding at December 31, 2016, approximately 73.3 percent were to customers located in the Company’s primary banking region compared with 73.4 percent at December 31, 2015. Tables 9, 10 and 11 provide a geographic summary of residential mortgages, credit card loans and other retail loans outstanding, respectively, as of December 31, 2016 and 2015. The collateral for $2.6 billion of residential mortgages and other retail loans included in covered loans at December 31, 2016 was in California, compared with $3.1 billion at December 31, 2015.

TABLE 9 Residential Mortgages by Geography

	2016		2015
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
California	$15,115	26.4%	$11,994	22.4%
Colorado	3,219	5.6	3,047	5.7
Illinois	3,071	5.4	2,991	5.6
Minnesota	4,200	7.3	4,035	7.6
Missouri	1,834	3.2	1,955	3.7
Ohio	2,230	3.9	2,322	4.3
Oregon	2,292	4.0	2,144	4.0
Washington	3,277	5.7	3,020	5.6
Wisconsin	1,546	2.7	1,556	2.9
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,146	3.8	2,188	4.1
Arkansas, Indiana, Kentucky, Tennessee	3,220	5.6	3,287	6.1
Idaho, Montana, Wyoming	1,276	2.2	1,209	2.3
Arizona, Nevada, New Mexico, Utah	4,203	7.4	3,773	7.1
Total banking region	47,629	83.2	43,521	81.4
Florida, Michigan, New York, Pennsylvania, Texas	4,191	7.3	4,321	8.1
All other states	5,454	9.5	5,654	10.5
Total outside Company’s banking region	9,645	16.8	9,975	18.6
Total	$57,274	100.0%	$53,496	100.0%

TABLE 10 Credit Card Loans by Geography

	2016		2015
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
California	$2,188	10.1%	$2,161	10.3%
Colorado	761	3.5	787	3.7
Illinois	1,072	4.9	1,046	5.0
Minnesota	1,287	5.9	1,350	6.4
Missouri	717	3.3	746	3.6
Ohio	1,179	5.4	1,238	5.9
Oregon	657	3.0	707	3.4
Washington	860	4.0	898	4.3
Wisconsin	1,007	4.6	1,050	5.0
Iowa, Kansas, Nebraska, North Dakota, South Dakota	1,036	4.8	996	4.7
Arkansas, Indiana, Kentucky, Tennessee	1,580	7.3	1,613	7.7
Idaho, Montana, Wyoming	376	1.7	406	1.9
Arizona, Nevada, New Mexico, Utah	1,044	4.8	1,031	4.9
Total banking region	13,764	63.3	14,029	66.8
Florida, Michigan, New York, Pennsylvania, Texas	4,076	18.7	3,600	17.1
All other states	3,909	18.0	3,383	16.1
Total outside Company’s banking region	7,985	36.7	6,983	33.2
Total	$21,749	100.0%	$21,012	100.0%

TABLE 11 Other Retail Loans by Geography

	2016		2015
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
California	$8,468	15.7%	$7,495	14.6%
Colorado	2,058	3.8	1,995	3.9
Illinois	3,111	5.8	3,000	5.8
Minnesota	3,537	6.6	3,600	7.0
Missouri	2,171	4.0	2,191	4.3
Ohio	2,764	5.1	2,740	5.4
Oregon	1,555	2.9	1,601	3.1
Washington	1,696	3.1	1,724	3.4
Wisconsin	1,565	2.9	1,651	3.2
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,355	4.4	2,318	4.5
Arkansas, Indiana, Kentucky, Tennessee	3,001	5.6	2,925	5.7
Idaho, Montana, Wyoming	978	1.8	963	1.9
Arizona, Nevada, New Mexico, Utah	2,772	5.2	2,539	5.0
Total banking region	36,031	66.9	34,742	67.8
Florida, Michigan, New York, Pennsylvania, Texas	9,807	18.2	8,858	17.3
All other states	8,026	14.9	7,606	14.9
Total outside Company’s banking region	17,833	33.1	16,464	32.2
Total	$53,864	100.0%	$51,206	100.0%

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

Loans Held for Sale Loans held for sale, consisting primarily of residential mortgages to be sold in the secondary market, were

$4.8 billion at December 31, 2016, compared with $3.2 billion at December 31, 2015. The increase in loans held for sale was principally due to a higher level of mortgage loan closings in late 2016, compared with the same period of 2015. Almost all of the residential mortgage loans the Company originates or purchases for sale follow guidelines that allow the loans to be sold into existing, highly liquid secondary markets; in particular in government agency transactions and to government sponsored enterprises (“GSEs”).

TABLE 12 Selected Loan Maturity Distribution

At December 31, 2016 (Dollars in Millions)	One Year or Less	Over One Through Five Years	Over Five Years	Total
Commercial	$30,602	$57,876	$4,908	$93,386
Commercial real estate	11,847	24,318	6,933	43,098
Residential mortgages	2,703	8,474	46,097	57,274
Credit card	21,749	—	—	21,749
Other retail	10,189	29,461	14,214	53,864
Covered loans	475	623	2,738	3,836
Total loans	$77,565	$120,752	$74,890	$273,207
Total of loans due after one year with
Predetermined interest rates				$87,407
Floating interest rates				$108,235

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

Investment securities totaled $109.3 billion at December 31, 2016, compared with $105.6 billion at December 31, 2015. The $3.7 billion (3.5 percent) increase reflected $4.6 billion of net investment purchases, partially offset by an $881 million unfavorable change in net unrealized gains (losses) on available-for-sale investment securities.

Average investment securities were $107.9 billion in 2016, compared with $103.2 billion in 2015. The weighted-average yield of the available-for-sale portfolio was 2.06 percent at December 31, 2016, compared with 2.21 percent at December 31, 2015. The weighted-average maturity of the available-for-sale portfolio was 5.1 years at December 31, 2016, compared with 4.7 years at December 31, 2015. The weighted-average yield of the held-to-maturity portfolio was 1.93 percent at December 31, 2016, compared with 1.92 percent at December 31, 2015. The weighted-average maturity of the held-to-maturity portfolio was 4.6 years at December 31, 2016, compared with 4.2 years at December 31, 2015. Investment securities by type are shown in Table 13.

The Company’s available-for-sale securities are carried at fair value with changes in fair value reflected in other comprehensive income (loss) unless a security is deemed to be other-than-temporarily impaired. At December 31, 2016, the Company’s net unrealized losses on available-for-sale securities were $701 million, compared with net unrealized gains of $180 million at December 31, 2015. The unfavorable change in net unrealized gains (losses) was primarily due to decreases in the fair value of U.S. Treasury, U.S. government agency-backed and state and political securities as a result of changes in interest rates. Gross unrealized losses on available-for-sale securities totaled $1.0 billion at December 31, 2016, compared with $480 million at December 31, 2015. The Company conducts a regular assessment of its investment portfolio to determine whether any securities are other-than-temporarily impaired. When assessing unrealized losses for other-than-temporary impairment, the Company considers the nature of the investment, the financial condition of the issuer, the extent and duration of unrealized loss, expected cash flows of underlying assets and market conditions. At December 31, 2016, the Company had no plans to sell securities with unrealized losses, and believes it is more likely than not that it would not be required to sell such securities before recovery of their amortized cost.

Refer to Notes 4 and 21 in the Notes to Consolidated Financial Statements for further information on investment securities.

TABLE 13 Investment Securities

	Available-for-Sale				Held-to-Maturity
At December 31, 2016 (Dollars in Millions)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield(e)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield(e)
U.S. Treasury and Agencies
Maturing in one year or less	$3,219	$3,218	.6	.74%	$450	$450	.5	.98%
Maturing after one year through five years	9,509	9,414	2.7	1.10	709	715	2.7	1.78
Maturing after five years through ten years	4,285	4,203	6.2	1.91	4,087	3,961	6.7	1.77
Maturing after ten years	301	292	10.2	2.26	–	–	–	–
Total	$17,314	$17,127	3.3	1.25%	$5,246	$5,126	5.6	1.71%
Mortgage-Backed Securities(a)
Maturing in one year or less	$161	$165	.7	4.15%	$271	$273	.7	2.83%
Maturing after one year through five years	19,304	19,279	4.2	2.06	25,882	25,680	3.8	1.99
Maturing after five years through ten years	22,222	21,834	5.8	1.79	11,317	11,071	5.7	1.86
Maturing after ten years	2,304	2,312	12.2	1.70	237	239	11.1	1.62
Total	$43,991	$43,590	5.4	1.91%	$37,707	$37,263	4.4	1.96%
Asset-Backed Securities(a)
Maturing in one year or less	$–	$–	–	–%	$–	$–	.1	1.38%
Maturing after one year through five years	252	256	3.9	3.18	5	8	3.1	1.39
Maturing after five years through ten years	223	227	5.4	3.49	2	2	5.8	1.53
Maturing after ten years	–	–	–	–	1	6	11.5	1.52
Total	$475	$483	4.6	3.32%	$8	$16	5.0	1.45%
Obligations of State and Political Subdivisions(b)(c)
Maturing in one year or less	$1,573	$1,593	.4	7.09%	$–	$–	.3	8.20%
Maturing after one year through five years	517	530	2.6	6.15	–	–	2.5	8.15
Maturing after five years through ten years	1,771	1,732	8.1	5.30	6	7	8.8	3.30
Maturing after ten years	1,306	1,184	20.0	5.05	–	–	–	–
Total	$5,167	$5,039	8.2	5.87%	$6	$7	8.4	3.59%
Other Debt Securities
Maturing in one year or less	$–	$–	–	–%	$8	$8	.3	2.15%
Maturing after one year through five years	–	–	–	–	16	15	3.8	1.65
Maturing after five years through ten years	–	–	–	–	–	–	–	–
Maturing after ten years	11	9	20.4	5.65	–	–	–	–
Total	$11	$9	20.4	5.65%	$24	$23	2.6	1.82%
Other Investments	$27	$36	–	–%	$–	$–	–	–%
Total investment securities(d)	$66,985	$66,284	5.1	2.06%	$42,991	$42,435	4.6	1.93%
(a)	Information related to asset and mortgage-backed securities included above is presented based upon weighted-average maturities anticipating future prepayments.
(b)	Information related to obligations of state and political subdivisions is presented based upon yield to first optional call date if the security is purchased at a premium, yield to maturity if purchased at par or a discount.
(c)	Maturity calculations for obligations of state and political subdivisions are based on the first optional call date for securities with a fair value above par and contractual maturity for securities with a fair value equal to or below par.
(d)	The weighted-average maturity of the available-for-sale investment securities was 4.7 years at December 31, 2015, with a corresponding weighted-average yield of 2.21 percent. The weighted-average maturity of the held-to-maturity investment securities was 4.2 years at December 31, 2015, with a corresponding weighted-average yield of 1.92 percent.
(e)	Weighted-average yields are presented on a fully-taxable equivalent basis under a tax rate of 35 percent. Yields on available-for-sale and held-to-maturity investment securities are computed based on amortized cost balances, excluding any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity. Weighted-average yield and maturity calculations exclude equity securities that have no stated yield or maturity.

	2016		2015
At December 31 (Dollars in Millions)	Amortized Cost	Percent of Total	Amortized Cost	Percent of Total
U.S. Treasury and agencies	$22,560	20.5%	$7,536	7.2%
Mortgage-backed securities	81,698	74.3	91,265	86.6
Asset-backed securities	483	.4	558	.5
Obligations of state and political subdivisions	5,173	4.7	5,157	4.9
Other debt securities and investments	62	.1	891	.8
Total investment securities	$109,976	100.0%	$105,407	100.0%

TABLE 14 Deposits

The composition of deposits was as follows:

	2016		2015		2014		2013		2012
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Noninterest-bearing deposits	$86,097	25.7%	$83,766	27.9%	$77,323	27.3%	$76,941	29.4%	$74,172	29.8%
Interest-bearing deposits
Interest checking	66,298	19.8	59,169	19.7	55,058	19.5	52,140	19.9	50,430	20.2
Money market savings	109,947	32.9	86,159	28.7	76,536	27.1	59,772	22.8	50,987	20.5
Savings accounts	41,783	12.5	38,468	12.8	35,249	12.4	32,469	12.4	30,811	12.4
Total savings deposits	218,028	65.2	183,796	61.2	166,843	59.0	144,381	55.1	132,228	53.1
Time deposits less than $100,000	8,040	2.4	9,050	3.0	10,609	3.8	11,784	4.5	13,744	5.5
Time deposits greater than $100,000
Domestic	7,230	2.2	7,272	2.4	10,636	3.8	9,527	3.6	12,148	4.8
Foreign	15,195	4.5	16,516	5.5	17,322	6.1	19,490	7.4	16,891	6.8
Total interest-bearing deposits	248,493	74.3	216,634	72.1	205,410	72.7	185,182	70.6	175,011	70.2
Total deposits	$334,590	100.0%	$300,400	100.0%	$282,733	100.0%	$262,123	100.0%	$249,183	100.0%

The maturity of time deposits was as follows:

	Time Deposits Less Than $100,000	Time Deposits Greater Than $100,000
At December 31, 2016 (Dollars in Millions)		Domestic	Foreign	Total
Three months or less	$1,472	$1,641	$14,969	$18,082
Three months through six months	1,028	1,316	109	2,453
Six months through one year	1,439	1,337	117	2,893
Thereafter	4,101	2,936	–	7,037
Total	$8,040	$7,230	$15,195	$30,465

Deposits Total deposits were $334.6 billion at December 31, 2016, compared with $300.4 billion at December 31, 2015. The $34.2 billion (11.4 percent) increase in total deposits reflected growth in total savings and noninterest-bearing deposits, partially offset by a decrease in time deposits. Average total deposits in 2016 increased $25.7 billion (8.9 percent) over 2015.

Noninterest-bearing deposits at December 31, 2016, increased $2.3 billion (2.8 percent) over December 31, 2015. Average noninterest-bearing deposits increased $2.0 billion (2.5 percent) in 2016, compared with 2015. The increases reflected growth in Consumer and Small Business Banking and Wholesale Banking and Commercial Real Estate balances.

Interest-bearing savings deposits increased $34.2 billion (18.6 percent) at December 31, 2016, compared with December 31, 2015. The increase was related to higher money market, interest checking and savings account balances. Money market deposit balances increased $23.8 billion (27.6 percent) at December 31, 2016, compared with December 31, 2015, primarily due to higher Wholesale Banking and Commercial Real Estate and Wealth Management and Securities Services balances. Interest checking balances increased $7.1 billion (12.0 percent) primarily due to higher Consumer and Small Business Banking, Wholesale Banking and Commercial Real Estate, corporate trust, and broker dealer balances. Savings account balances increased $3.3 billion (8.6 percent), primarily due to higher Consumer and Small Business Banking balances. Average interest-bearing savings deposits in 2016 increased $26.2 billion (15.2 percent), compared with 2015, reflecting growth in Wholesale Banking and Commercial Real Estate,

Consumer and Small Business Banking, and Wealth Management and Securities Services.

Interest-bearing time deposits at December 31, 2016, decreased $2.4 billion (7.2 percent), compared with December 31, 2015. Average time deposits decreased $2.6 billion (7.2 percent) in 2016, compared with 2015. The decreases were primarily due to lower Consumer and Small Business Banking balances driven by maturities, as well as declines related to those deposits managed as an alternative to other funding sources such as wholesale borrowing, based largely on relative pricing and liquidity characteristics.

Borrowings The Company utilizes both short-term and long-term borrowings as part of its asset/liability management and funding strategies. Short-term borrowings, which include federal funds purchased, commercial paper, repurchase agreements, borrowings secured by high-grade assets and other short-term borrowings, were $14.0 billion at December 31, 2016, compared with $27.9 billion at December 31, 2015. The $13.9 billion (49.9 percent) decrease in short-term borrowings was primarily driven by lower commercial paper balances.

Long-term debt was $33.3 billion at December 31, 2016, compared with $32.1 billion at December 31, 2015. The $1.2 billion (3.9 percent) increase was primarily due to the issuances of $4.5 billion of bank notes, $2.6 billion of medium-term notes and $1.0 billion of subordinated notes, partially offset by $6.3 billion of bank note, medium-term note and subordinated note repayments and maturities and a $523 million decrease in Federal Home Loan Bank (“FHLB”) advances.

Refer to Notes 12 and 13 of the Notes to Consolidated Financial Statements for additional information regarding short-term borrowings and long-term debt, and the “Liquidity Risk Management” section for discussion of liquidity management of the Company.

Corporate Risk Profile

Overview Managing risks is an essential part of successfully operating a financial services company. The Company’s Board of Directors has approved a risk management framework which establishes governance and risk management requirements for all risk-taking activities. This framework includes Company and business line risk appetite statements which set boundaries for the types and amount of risk that may be undertaken in pursuing business objectives and initiatives. The Board of Directors, primarily through its Risk Management Committee, oversees performance relative to the risk management framework, risk appetite statements, and other policy requirements.

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

The Company’s most prominent risk exposures are credit, interest rate, market, liquidity, operational, compliance, strategic, and reputational. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan, investment or derivative contract when it is due. Interest rate risk is the potential reduction of net interest income or market valuations as a result of changes in interest rates. Market risk arises from fluctuations in interest rates, foreign exchange rates, and security prices that may result in changes in the values of financial instruments, such as trading and available-for-sale securities, mortgage loans held for sale (“MLHFS”), MSRs and derivatives that are accounted for on a fair value basis. Liquidity risk is the possible inability to fund obligations or new business at a reasonable cost and in a timely manner. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people, or systems, or from external events, including the risk of loss resulting from breaches in data security. Operational risk can also include failures by third parties with which the Company does business. Compliance risk is the risk of loss arising from violations of, or nonconformance with, laws, rules, regulations, prescribed practices, internal policies, and procedures, or ethical standards, potentially exposing the Company to fines, civil money penalties, payment of damages, and the voiding of contracts. Compliance risk also arises in situations where the laws or rules governing certain Company products or activities of the Company’s customers may be ambiguous or untested. Strategic risk is the risk to earnings or capital arising from adverse business decisions or improper implementation of those decisions. Reputational risk is the risk to current or anticipated earnings, capital, or franchise or enterprise value arising from negative public opinion. This risk may impair the Company’s competitiveness by affecting its ability to establish new relationships, offer new services or continue serving existing relationships. In addition to the risks identified above, other risk factors exist that may impact the Company. Refer to “Risk Factors” beginning on page 148, for a detailed discussion of these factors.

The Company’s Board and management-level governance committees are supported by a “three lines of defense” model for establishing effective checks and balances. The first line of defense, the business lines, manages risks in conformity with established limits and policy requirements. In turn, business line leaders and their risk officers establish programs to ensure conformity with these limits and policy requirements. The second line of defense, which includes the Chief Risk Officer’s organization as well as policy and oversight activities of corporate support functions, translates risk appetite and strategy into actionable risk limits and policies. The second line of defense monitors first line of defense conformity with limits and policies, and provides reporting and escalation of emerging risks and other concerns to senior management and the Risk Management Committee of the Board of Directors. The third line of defense, internal audit, is responsible for providing the Audit Committee of the Board of Directors and senior management with independent assessment and assurance regarding the effectiveness of the Company’s governance, risk management, and control processes.

Management regularly provides reports to the Risk Management Committee of the Board of Directors. The Risk Management Committee discusses with management the Company’s risk management performance, and provides a summary of key risks to the entire Board of Directors, covering the status of existing matters, areas of potential future concern, and specific information on certain types of loss events. The Risk Management Committee considers quarterly reports by management assessing the Company’s performance relative to the risk appetite statements and the associated risk limits, including:

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

In addition, credit quality ratings as defined by the Company, are an important part of the Company’s overall credit risk management and evaluation of its allowance for credit losses. Loans with a pass rating represent those loans not classified on the Company’s rating scale for problem credits, as minimal risk has been identified. Loans with a special mention or classified rating, including loans that are 90 days or more past due and still accruing, nonaccrual loans, those loans considered troubled debt restructurings (“TDRs”), and loans in a junior lien position that are current but are behind a modified or delinquent loan in a first lien position, encompass all loans held by the Company that it considers to have a potential or well-defined weakness that may put full collection of contractual cash flows at risk. The Company’s internal credit quality ratings for consumer loans are primarily based on delinquency and nonperforming status, except for a limited population of larger loans within those portfolios that are individually evaluated. For this limited population, the determination of the internal credit quality rating may also consider collateral value and customer cash flows. The Company obtains recent collateral value estimates for the majority of its residential mortgage and home equity and second mortgage portfolios, which allows the Company to compute estimated loan-to-value (“LTV”) ratios reflecting current market conditions. These individual refreshed LTV ratios are considered in the determination of the appropriate allowance for credit losses. However, the underwriting criteria the Company employs consider the relevant income and credit characteristics of the borrower, such that the collateral is not the primary source of repayment. The Company strives to identify potential problem loans early, record any necessary charge-offs promptly and maintain appropriate allowance levels for probable incurred loan losses. Refer to Notes 1 and 5 in the Notes to Consolidated Financial Statements for further discussion of the Company’s loan portfolios including internal credit quality ratings.

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

The consumer lending segment represents loans and leases made to consumer customers including residential mortgages, credit card loans, and other retail loans such as revolving consumer lines, auto loans and leases, home equity loans and lines, and student loans, a run-off portfolio. Home equity or second mortgage loans are junior lien closed-end accounts fully disbursed at origination. These loans typically are fixed rate loans, secured by residential real estate, with a 10- or 15-year fixed payment amortization schedule. Home equity lines are revolving accounts giving the borrower the ability to draw and repay balances repeatedly, up to a maximum commitment, and are secured by residential real estate. These include accounts in either a first or junior lien position. Typical terms on home equity lines in the portfolio are variable rates benchmarked to the prime rate, with a 10- or 15-year draw period during which a minimum payment is equivalent to the monthly interest, followed by a 20- or 10-year amortization period, respectively. At December 31, 2016, substantially all of the Company’s home equity lines were in the draw period. Approximately $1.1 billion, or 8 percent, of the outstanding home equity line balances at December 31, 2016, will enter the amortization period within the next 36 months. Key risk characteristics relevant to consumer lending segment loans primarily relate to the borrowers’ capacity and willingness to repay and include unemployment rates and other economic factors, customer payment history and in some cases, updated LTV information on real estate based loans. These risk characteristics, among others, are reflected in forecasts of delinquency levels, bankruptcies and losses which are the primary factors in determining the allowance for credit losses for the consumer lending segment.

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

Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments. The Company also engages in non-lending activities that may give rise to credit risk, including derivative transactions for balance sheet hedging purposes, foreign exchange transactions, deposit overdrafts and interest rate contracts for customers, investments in securities and other financial assets, and settlement risk, including Automated Clearing House transactions and the processing of credit card transactions for merchants. These activities are subject to credit review, analysis and approval processes.

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

Over the past several years, economic conditions generally have stabilized and the financial markets have slowly improved. During 2016, the domestic economy expanded at a moderate rate, driven primarily by consumer spending due to gains in household income and wealth. The Federal Reserve Bank began to slowly increase short-term interest rates beginning in late 2015 in conjunction with the improving economy. Periodic increases in short-term interest rates are anticipated to accelerate over the next few years, as economic conditions are expected to continue to improve at a more accelerated pace. However, business activities across certain industries and regions continue to face challenges due to slow global economic growth. If commodity prices, inclusive of energy, decline or remain depressed for an extended period of time, certain industries and the overall economy could be negatively impacted. In addition, any deterioration in global economic conditions, including those that could follow a withdrawal of the United Kingdom from the European Union and other political trends toward nationalism, could slow the recovery of the domestic economy or negatively impact the Company’s borrowers or other counterparties that have direct or indirect exposure to these regions.

Credit Diversification The Company manages its credit risk, in part, through diversification of its loan portfolio and limit setting by product type criteria and concentrations. As part of its normal business activities, the Company offers a broad array of traditional commercial lending products and specialized products such as asset-based lending, commercial lease financing, agricultural credit, warehouse mortgage lending, small business lending, commercial real estate lending, health care lending and correspondent banking financing. The Company also offers an array of consumer lending products, including residential mortgages, credit card loans, auto loans, retail leases, home equity loans and lines, revolving credit and other consumer loans. These consumer lending products are primarily offered through the branch office network, home mortgage and loan production offices, on-line banking and indirect distribution channels, such as auto dealers. The Company monitors and manages the portfolio diversification by industry, customer and geography. Table 6 provides information with respect to the overall product diversification and changes in the mix during 2016.

The commercial loan class is diversified among various industries with somewhat higher concentrations in manufacturing, finance and insurance, retail trade, wholesale trade, and real estate, rental and leasing. Additionally, the commercial loan class is diversified across the Company’s geographical markets with 64.7 percent of total commercial loans within the Company’s Consumer and Small Business Banking region. Credit relationships outside of the Company’s Consumer and Small Business Banking region relate to the corporate banking, mortgage banking, auto dealer and leasing businesses, focusing on large national customers and specifically targeted industries. Loans to mortgage banking customers are primarily warehouse lines which are collateralized with the underlying mortgages. The Company regularly monitors its mortgage collateral position to manage its risk exposure. Table 7 provides a summary of significant industry groups and geographical locations of commercial loans outstanding at December 31, 2016 and 2015. Included within the commercial lending segment are energy loans, which represented 1.0 percent of the Company’s total loans outstanding at December 31, 2016. The effects of low energy prices during 2016 have increased criticized commitments and nonperforming loans at December 31, 2016 compared with December 31, 2015.

The following table provides a summary of the Company’s energy loans:

(Dollars in Millions)	December 31, 2016	December 31, 2015
Loans outstanding	$2,642	$3,183
Total commitments outstanding	10,955	12,118
Total criticized commitments outstanding	2,847	1,886
Nonperforming assets	257	19
Allowance for credit losses as a percentage of loans outstanding	7.8%	5.4%

The commercial real estate loan class reflects the Company’s focus on serving business owners within its geographic footprint as well as regional and national investment-based real estate owners and builders. Within the commercial real estate loan class, different property types have varying degrees of credit risk.

Table 8 provides a summary of the significant property types and geographical locations of commercial real estate loans outstanding at December 31, 2016 and 2015. At December 31, 2016, approximately 25.3 percent of the commercial real estate loans represented business owner-occupied properties that tend to exhibit less credit risk than non owner-occupied properties. The investment-based real estate mortgages are diversified among various property types with somewhat higher concentrations in multi-family, office and retail properties. From a geographical perspective, the Company’s commercial real estate loan class is generally well diversified. However, at December 31, 2016, 24.9 percent of the Company’s commercial real estate loans were secured by collateral in California, which has historically experienced higher delinquency levels and credit quality deterioration in recessionary periods due to excess inventory levels and declining valuations. Included in commercial real estate at year-end 2016 was approximately $657 million in loans related to land held for development and $623 million of loans related to residential and commercial acquisition and development properties. These loans are subject to quarterly monitoring for changes in local market conditions due to a higher credit risk profile. The commercial real estate loan class is diversified across the Company’s geographical markets with 82.6 percent of total commercial real estate loans outstanding at December 31, 2016, within the Company’s Consumer and Small Business Banking region.

The Company’s consumer lending segment utilizes several distinct business processes and channels to originate consumer credit, including traditional branch lending, on-line banking, indirect lending, portfolio acquisitions, correspondent banks and loan brokers. Each distinct underwriting and origination activity manages unique credit risk characteristics and prices its loan production commensurate with the differing risk profiles.

Residential mortgage originations are generally limited to prime borrowers and are performed through the Company’s branches, loan production offices, on-line services and a wholesale network of originators. The Company may retain residential mortgage loans it originates on its balance sheet or sell the loans into the secondary market while retaining the servicing rights and customer relationships. Utilizing the secondary markets enables the Company to effectively reduce its credit and other asset/liability risks. For residential mortgages that are retained in the Company’s portfolio and for home equity and second mortgages, credit risk is also diversified by geography and managed by adherence to LTV and borrower credit criteria during the underwriting process.

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

The following tables provide summary information of residential mortgages and home equity and second mortgages by LTV and borrower type at December 31, 2016:

Residential Mortgages (Dollars in Millions)	Interest Only	Amortizing	Total	Percent of Total
Loan-to-Value
Less than or equal to 80%	$1,741	$46,487	$48,228	84.2%
Over 80% through 90%	26	3,464	3,490	6.1
Over 90% through 100%	20	919	939	1.7
Over 100%	8	813	821	1.4
No LTV available	2	63	65	.1
Loans purchased from GNMA mortgage pools(a)	–	3,731	3,731	6.5

Total	$1,797	$55,477	$57,274	100.0%
Borrower Type
Prime borrowers	$1,796	$50,331	$52,127	91.0%
Sub-prime borrowers	–	940	940	1.7
Other borrowers	1	475	476	.8
Loans purchased from GNMA mortgage pools(a)	–	3,731	3,731	6.5

Total	$1,797	$55,477	$57,274	100.0%
(a)	Represents loans purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose payments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

Home Equity and Second Mortgages (Dollars in Millions)	Lines	Loans	Total	Percent of Total
Loan-to-Value
Less than or equal to 80%	$11,620	$559	$12,179	74.4%
Over 80% through 90%	2,151	656	2,807	17.2
Over 90% through 100%	636	153	789	4.8
Over 100%	422	37	459	2.8
No LTV/CLTV available	118	17	135	.8

Total	$14,947	$1,422	$16,369	100.0%
Borrower Type
Prime borrowers	$14,592	$1,315	$15,907	97.2%
Sub-prime borrowers	62	95	157	.9
Other borrowers	293	12	305	1.9

Total	$14,947	$1,422	$16,369	100.0%

The total amount of consumer lending segment residential mortgage, home equity and second mortgage loans to customers that may be defined as sub-prime borrowers represented only 0.2 percent of total assets at December 31, 2016, compared with 0.3 percent at December 31, 2015. The Company considers sub-prime loans to be those made to borrowers with a risk of default significantly higher than those approved for prime lending programs, as reflected in credit scores obtained from independent agencies at loan origination, in addition to other credit underwriting criteria. Sub-prime portfolios include only loans originated according to the Company’s underwriting programs specifically designed to serve customers with weakened credit histories. The sub-prime designation indicators have been and will continue to be subject to re-evaluation over time as borrower characteristics, payment performance and economic conditions change. The sub-prime loans originated during periods from June 2009 and after are with borrowers who met the Company’s program guidelines and have a credit score that generally is at or below a threshold of 620 to 650 depending on the program. Sub-prime loans originated during periods prior to June 2009 were based upon program level guidelines without regard to credit score.

Home equity and second mortgages were $16.4 billion at December 31, 2016, unchanged from December 31, 2015, and included $4.9 billion of home equity lines in a first lien position and $11.5 billion of home equity and second mortgage loans and lines in a junior lien position. Loans and lines in a junior lien position at December 31, 2016, included approximately $4.7 billion of loans and lines for which the Company also serviced the related first lien loan, and approximately $6.8 billion where the Company did not service the related first lien loan. The Company was able to determine the status of the related first liens using information the Company has as the servicer of the first lien or information reported on customer credit bureau files. The Company also evaluates other indicators of credit risk for these junior lien loans and lines including delinquency, estimated average CLTV ratios and updated weighted-average credit scores in making its assessment of credit risk, related loss estimates and determining the allowance for credit losses.

The following table provides a summary of delinquency statistics and other credit quality indicators for the Company’s junior lien positions at December 31, 2016:

	Junior Liens Behind
(Dollars in Millions)	Company Owned or Serviced First Lien	Third Party First Lien	Total
Total	$4,754	$6,761	$11,515
Percent 30-89 days past due	.29%	.41%	.36%
Percent 90 days or more past due	.09%	.10%	.09%
Weighted-average CLTV	73%	70%	71%
Weighted-average credit score	775	768	771

See the Analysis and Determination of the Allowance for Credit Losses section for additional information on how the Company determines the allowance for credit losses for loans in a junior lien position.

Credit card and other retail loans are diversified across customer segment and geographies. Diversification in the credit card portfolio is achieved with broad customer relationship distribution through the Company’s and financial institution partner branches, retail and affinity partners, and digital channels.

Tables 9, 10 and 11 provide a geographical summary of the residential mortgage, credit card and other retail loan portfolios, respectively.

Covered assets were acquired by the Company in FDIC-assisted transactions and include loans with characteristics indicative of a high credit risk profile, including a substantial concentration in California and loans with negative-amortization payment options. Because these loans are covered under loss sharing agreements with the FDIC, the Company’s financial exposure to losses from these assets is substantially reduced. To the extent actual losses exceed the Company’s estimates at acquisition, the Company’s financial risk would only be its share of those losses under the loss sharing agreements. As of December 31, 2016, the loss share coverage provided by the FDIC has expired on all previously covered assets, except for residential mortgages and home equity and second mortgage loans that remain covered under loss sharing agreements with remaining terms of up to three years.

TABLE 15 Delinquent	Loan Ratios as a Percent of Ending Loan Balances

At December 31 90 days or more past due excluding nonperforming loans	2016	2015	2014	2013	2012
Commercial
Commercial	.06%	.06%	.05%	.08%	.10%
Lease financing	–	–	–	–	–

Total commercial	.06	.05	.05	.08	.09
Commercial Real Estate
Commercial mortgages	.01	–	.02	.02	.02
Construction and development	.05	.13	.14	.30	.02

Total commercial real estate	.02	.03	.05	.07	.02
Residential Mortgages(a)	.27	.33	.40	.65	.64
Credit Card	1.16	1.09	1.13	1.17	1.27
Other Retail
Retail leasing	.02	.02	.02	–	.02
Home equity and second mortgages	.25	.25	.26	.32	.30
Other	.13	.11	.12	.14	.17

Total other retail(b)	.15	.15	.15	.18	.20

Total loans, excluding covered loans	.20	.21	.23	.31	.31
Covered Loans	5.53	6.31	7.48	5.63	5.86

Total loans	.28%	.32%	.38%	.51%	.59%

At December 31 90 days or more past due including nonperforming loans	2016	2015	2014	2013	2012
Commercial	.57%	.25%	.19%	.27%	.27%
Commercial real estate	.31	.33	.65	.83	1.50
Residential mortgages(a)	1.31	1.66	2.07	2.16	2.14
Credit card	1.18	1.13	1.30	1.60	2.12
Other retail(b)	.45	.46	.53	.58	.66

Total loans, excluding covered loans	.71	.67	.83	.97	1.11
Covered loans	5.68	6.48	7.74	7.13	9.28

Total loans	.78%	.78%	.97%	1.19%	1.52%
(a)	Delinquent loan ratios exclude $2.5 billion, $2.9 billion, $3.1 billion, $3.7 billion, and $3.2 billion at December 31, 2016, 2015, 2014, 2013, and 2012, respectively, of loans purchased from GNMA mortgage pools whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs. Including these loans, the ratio of residential mortgages 90 days or more past due including all nonperforming loans was 5.73 percent, 7.15 percent, 8.02 percent, 9.34 percent, and 9.45 percent at December 31, 2016, 2015, 2014, 2013, and 2012, respectively.
(b)	Delinquent loan ratios exclude student loans that are guaranteed by the federal government. Including these loans, the ratio of total other retail loans 90 days or more past due including all nonperforming loans was ..63 percent, .75 percent, .84 percent, .93 percent, and 1.08 percent at December 31, 2016, 2015, 2014, 2013, and 2012, respectively.

Loan Delinquencies Trends in delinquency ratios are an indicator, among other considerations, of credit risk within the Company’s loan portfolios. The entire balance of an account is considered delinquent if the minimum payment contractually required to be made is not received by the specified date on the billing statement. The Company measures delinquencies, both including and excluding nonperforming loans, to enable comparability with other companies. Delinquent loans purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs, as well as student loans guaranteed by the federal government, are excluded from delinquency statistics. In addition, in certain situations, a consumer lending customer’s account may be re-aged to remove it from delinquent status. Generally, the purpose of re-aging accounts is to assist customers who have recently overcome temporary financial difficulties, and have demonstrated both the ability and willingness to resume regular payments. To qualify for re-aging, the account must have been open for at least nine months and cannot have been re-aged during the preceding 365 days. An account may not be re-aged more than two times in a five-year period. To qualify for re-aging, the customer must also have made three regular minimum monthly payments within the last 90 days. In addition, the Company may re-age the consumer lending account of a customer who has experienced longer-term financial difficulties and apply modified, concessionary terms and conditions to the account. Such additional re-ages are limited to one in a five-year period and must meet the qualifications for re-aging described above. All re-aging strategies must be independently approved by the Company’s risk management department. Commercial lending loans are generally not subject to re-aging policies.

Accruing loans 90 days or more past due totaled $764 million ($552 million excluding covered loans) at December 31, 2016, compared with $831 million ($541 million excluding covered loans) at December 31, 2015, and $945 million ($550 million excluding covered loans) at December 31, 2014. Accruing loans 90 days or more past due are not included in nonperforming assets and continue to accrue interest because they are adequately secured by collateral, are in the process of collection and are reasonably expected to result in repayment or restoration to current status, or are managed in homogeneous portfolios with specified charge-off timeframes adhering to regulatory guidelines. The ratio of accruing loans 90 days or more past due to total loans was 0.28 percent (0.20 percent excluding covered loans) at December 31, 2016, compared with 0.32 percent (0.21 percent excluding covered loans) at December 31, 2015, and 0.38 percent (0.23 percent excluding covered loans) at December 31, 2014.

The following table provides summary delinquency information for residential mortgages, credit card and other retail loans included in the consumer lending segment:

	Amount		As a Percent of Ending Loan Balances
At December 31 (Dollars in Millions)	2016	2015	2016	2015
Residential Mortgages(a)
30-89 days	$151	$170	.26%	.32%
90 days or more	156	176	.27	.33
Nonperforming	595	712	1.04	1.33
Total	$902	$1,058	1.57%	1.98%

Credit Card
30-89 days	$284	$243	1.31%	1.15%
90 days or more	253	228	1.16	1.09
Nonperforming	3	9	.01	.04
Total	$540	$480	2.48%	2.28%

Other Retail
Retail Leasing
30-89 days	$18	$11	.28%	.21%
90 days or more	1	1	.02	.02
Nonperforming	2	3	.03	.06
Total	$21	$15	.33%	.29%
Home Equity and Second Mortgages
30-89 days	$60	$59	.37%	.36%
90 days or more	41	41	.25	.25
Nonperforming	128	136	.78	.83
Total	$229	$236	1.40%	1.44%
Other(b)
30-89 days	$206	$154	.66%	.52%
90 days or more	41	33	.13	.11
Nonperforming	27	23	.09	.08
Total	$274	$210	.88%	.71%
(a)	Excludes $273 million of loans 30-89 days past due and $2.5 billion of loans 90 days or more past due at December 31, 2016, purchased from GNMA mortgage pools that continue to accrue interest, compared with $320 million and $2.9 billion at December 31, 2015, respectively.
(b)	Includes revolving credit, installment, automobile and student loans.

The following table provides summary delinquency information for covered loans:

	Amount		As a Percent of Ending Loan Balances
At December 31 (Dollars in Millions)	2016	2015	2016	2015
30-89 days	$55	$62	1.43%	1.35%
90 days or more	212	290	5.53	6.31
Nonperforming	6	8	.16	.17
Total	$273	$360	7.12%	7.83%

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

Troubled Debt Restructurings Concessionary modifications are classified as TDRs unless the modification results in only an insignificant delay in the payments to be received. TDRs accrue interest if the borrower complies with the revised terms and conditions and has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles, which is generally six months or greater. At December 31, 2016, performing TDRs were $4.2 billion, compared with $4.7 billion, $5.1 billion, $6.0 billion and $5.6 billion at December 31, 2015, 2014, 2013 and 2012, respectively. Loans classified as TDRs are considered impaired loans for reporting and measurement purposes.

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

The Company has also implemented certain residential mortgage loan restructuring programs that may result in TDRs. The Company participates in the United States Department of the Treasury Home Affordable Modification Program (“HAMP”). HAMP gives qualifying homeowners an opportunity to permanently modify their loan and achieve more affordable monthly payments, with the United States Department of the Treasury compensating the Company for a portion of the reduction in monthly amounts due from borrowers participating in this program. The Company also modifies residential mortgage loans under Federal Housing Administration, United States Department of Veterans Affairs, and its own internal programs. Under these programs, the Company provides concessions to qualifying borrowers experiencing financial difficulties. The concessions may include adjustments to interest rates, conversion of adjustable rates to fixed rates, extensions of maturity dates or deferrals of payments, capitalization of accrued interest and/or outstanding advances, or in limited situations, partial forgiveness of loan principal. In most instances, participation in residential mortgage loan restructuring programs requires the customer to complete a short-term trial period. A permanent loan modification is contingent on the customer successfully completing the trial period arrangement and the loan documents are not modified until that time. The Company reports loans in a trial period arrangement as TDRs and continues to report them as TDRs after the trial period.

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

The following table provides a summary of TDRs by loan class, including the delinquency status for TDRs that continue to accrue interest and TDRs included in nonperforming assets:

		As a Percent of Performing TDRs
At December 31, 2016 (Dollars in Millions)	Performing TDRs	30-89 Days Past Due	90 Days or More Past Due	Nonperforming TDRs		Total TDRs
Commercial	$366	1.4%	1.3%	$313	(a)	$679
Commercial real estate	169	2.1	.1	22	(b)	191
Residential mortgages	1,679	3.1	3.8	425		2,104	(d)
Credit card	219	11.1	7.1	3	(c)	222
Other retail	124	4.5	3.7	49	(c)	173	(e)
TDRs, excluding GNMA and covered loans	2,557	3.6	3.5	812		3,369
Loans purchased from GNMA mortgage pools(g)	1,574	–	–	–		1,574	(f)
Covered loans	30	3.5	9.8	5		35
Total	$4,161	2.2%	2.2%	$817		$4,978
(a)	Primarily represents loans less than six months from the modification date that have not met the performance period required to return to accrual status (generally six months) and small business credit cards with a modified rate equal to 0 percent.
(b)	Primarily represents loans less than six months from the modification date that have not met the performance period required to return to accrual status (generally six months).
(c)	Primarily represents loans with a modified rate equal to 0 percent.
(d)	Includes $270 million of residential mortgage loans to borrowers that have had debt discharged through bankruptcy and $70 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.
(e)	Includes $89 million of other retail loans to borrowers that have had debt discharged through bankruptcy and $7 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.
(f)	Includes $346 million of Federal Housing Administration and United States Department of Veterans Affairs residential mortgage loans to borrowers that have had debt discharged through bankruptcy and $466 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.
(g)	Approximately 4.9 percent and 68.7 percent of the total TDR loans purchased from GNMA mortgage pools are 30-89 days past due and 90 days or more past due, respectively, but are not classified as delinquent as their repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

Short-term Modifications The Company makes short-term modifications that it does not consider to be TDRs, in limited circumstances, to assist borrowers experiencing temporary hardships. Consumer lending programs include payment reductions, deferrals of up to three past due payments, and the ability to return to current status if the borrower makes required payments. The Company may also make short-term modifications to commercial lending loans, with the most common modification being an extension of the maturity date of three months or less. Such extensions generally are used when the maturity date is imminent and the borrower is experiencing some level of financial stress, but the Company believes the borrower will pay all contractual amounts owed. Short-term modifications were not material at December 31, 2016.

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

At December 31, 2016, total nonperforming assets were $1.6 billion, compared with $1.5 billion at December 31, 2015 and $1.8 billion at December 31, 2014. The $80 million (5.3 percent) increase in nonperforming assets, from December 31, 2015 to December 31, 2016, was primarily driven by a $238 million increase in nonperforming commercial loans within the energy portfolio, partially offset by improvements in the Company’s residential real estate portfolio, as economic conditions continued to slowly improve during 2016. Excluding energy loans, nonperforming assets decreased 10.5 percent at December 31, 2016, compared with December 31, 2015. Nonperforming covered assets at December 31, 2016 were $32 million, compared with $40 million at December 31, 2015 and $51 million at December 31, 2014. The ratio of total nonperforming assets to total loans and other real estate was 0.59 percent at December 31, 2016, compared with 0.58 percent at December 31, 2015, and 0.73 percent at December 31, 2014.

OREO, excluding covered assets, was $186 million at December 31, 2016, compared with $280 million at December 31, 2015 and $288 million at December 31, 2014, and was related to foreclosed properties that previously secured loan balances. These balances exclude foreclosed GNMA loans whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

TABLE 16 Nonperforming Assets (a)

At December 31 (Dollars in Millions)	2016	2015	2014	2013	2012
Commercial
Commercial	$443	$160	$99	$122	$107
Lease financing	40	14	13	12	16
Total commercial	483	174	112	134	123
Commercial Real Estate
Commercial mortgages	87	92	175	182	308
Construction and development	37	35	84	121	238
Total commercial real estate	124	127	259	303	546
Residential Mortgages(b)	595	712	864	770	661
Credit Card	3	9	30	78	146
Other Retail
Retail leasing	2	3	1	1	1
Home equity and second mortgages	128	136	170	167	189
Other	27	23	16	23	27
Total other retail	157	162	187	191	217
Total nonperforming loans, excluding covered loans	1,362	1,184	1,452	1,476	1,693
Covered Loans	6	8	14	127	386
Total nonperforming loans	1,368	1,192	1,466	1,603	2,079
Other Real Estate(c)(d)	186	280	288	327	381
Covered Other Real Estate(d)	26	32	37	97	197
Other Assets	23	19	17	10	14
Total nonperforming assets	$1,603	$1,523	$1,808	$2,037	$2,671
Total nonperforming assets, excluding covered assets	$1,571	$1,483	$1,757	$1,813	$2,088
Excluding covered assets
Accruing loans 90 days or more past due(b)	$552	$541	$550	$713	$660
Nonperforming loans to total loans	.51%	.46%	.60%	.65%	.80%
Nonperforming assets to total loans plus other real estate(c)	.58%	.58%	.72%	.80%	.98%
Including covered assets
Accruing loans 90 days or more past due(b)	$764	$831	$945	$1,189	$1,323
Nonperforming loans to total loans	.50%	.46%	.59%	.68%	.93%
Nonperforming assets to total loans plus other real estate(c)	.59%	.58%	.73%	.86%	1.19%

Changes in Nonperforming Assets

(Dollars in Millions)	Commercial and Commercial Real Estate	Residential Mortgages, Credit Card and Other Retail	Covered Assets	Total
Balance December 31, 2015	$336	$1,147	$40	$1,523
Additions to nonperforming assets
New nonaccrual loans and foreclosed properties	1,051	431	22	1,504
Advances on loans	59	–	–	59
Total additions	1,110	431	22	1,563
Reductions in nonperforming assets
Paydowns, payoffs	(273)	(256)	(3)	(532)
Net sales	(218)	(184)	(25)	(427)
Return to performing status	(29)	(119)	(1)	(149)
Charge-offs(e)	(303)	(71)	(1)	(375)
Total reductions	(823)	(630)	(30)	(1,483)
Net additions to (reductions in) nonperforming assets	287	(199)	(8)	80
Balance December 31, 2016	$623	$948	$32	$1,603
(a)	Throughout this document, nonperforming assets and related ratios do not include accruing loans 90 days or more past due.
(b)	Excludes $2.5 billion, $2.9 billion, $3.1 billion, $3.7 billion and $3.2 billion at December 31, 2016, 2015, 2014, 2013 and 2012, respectively, of loans purchased from GNMA mortgage pools that are 90 days or more past due that continue to accrue interest, as their repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.
(c)	Foreclosed GNMA loans of $373 million, $535 million, $641 million, $527 million and $548 million at December 31, 2016, 2015, 2014, 2013 and 2012, respectively, continue to accrue interest and are recorded as other assets and excluded from nonperforming assets because they are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.
(d)	Includes equity investments in entities whose principal assets are other real estate owned.
(e)	Charge-offs exclude actions for certain card products and loan sales that were not classified as nonperforming at the time the charge-off occurred.

The following table provides an analysis of OREO, excluding covered assets, as a percent of their related loan balances, including geographical location detail for residential (residential mortgage, home equity and second mortgage) and commercial (commercial and commercial real estate) loan balances:

At December 31 (Dollars in Millions)	Amount		As a Percent of Ending Loan Balances
	2016	2015	2016	2015
Residential
Illinios	$15	$18	.35%	.42%
Minnesota	12	23	.19	.37
Wisconsin	11	11	.50	.49
New York	9	9	1.16	1.13
Ohio	9	17	.31	.56
All other states	119	172	.21	.32

Total residential	175	250	.24	.36
Commercial
California	4	11	.02	.05
Tennessee	1	1	.04	.04
Iowa	1	1	.03	.04
Illinois	1	5	.02	.08
New Jersey	1	1	.04	.04
All other states	3	11	–	.01

Total commercial	11	30	.01	.02

Total	$186	$280	.07%	.11%

TABLE 17 Net Charge-Offs as a Percent of Average Loans Outstanding

Year Ended December 31	2016	2015	2014	2013	2012
Commercial
Commercial	.35%	.26%	.26%	.19%	.43%
Lease financing	.34	.27	.17	.06	.63
Total commercial	.35	.26	.26	.18	.45
Commercial Real Estate
Commercial mortgages	(.01)	.02	(.03)	.08	.37
Construction and development	(.08)	(.33)	(.05)	(.87)	.86
Total commercial real estate	(.03)	(.07)	(.03)	(.09)	.45
Residential Mortgages	.11	.21	.38	.57	1.09
Credit Card	3.30	3.61	3.73	3.90	4.01
Other Retail
Retail leasing	.09	.09	.03	.02	.04
Home equity and second mortgages	.01	.24	.61	1.33	1.72
Other	.71	.65	.71	.81	.94
Total other retail	.42	.45	.60	.89	1.13
Total loans, excluding covered loans	.48	.48	.57	.66	1.03
Covered Loans	–	–	.15	.32	.08
Total loans	.47%	.47%	.55%	.64%	.97%

Analysis of Loan Net Charge-offs Total loan net charge-offs were $1.3 billion in 2016, compared with $1.2 billion in 2015 and $1.3 billion in 2014. The increase in total net charge-offs in 2016, compared with 2015, reflected higher commercial loan net charge-offs and lower commercial real estate recoveries, partially offset by lower charge-offs related to residential mortgages and home equity loans. The ratio of total loan net charge-offs to average loans was 0.47 percent in 2016, compared with 0.47 percent in 2015 and 0.55 percent in 2014.

Commercial and commercial real estate loan net charge-offs for 2016 were $312 million (0.23 percent of average loans outstanding), compared with $191 million (0.15 percent of average loans outstanding) in 2015 and $182 million (0.16 percent of average loans outstanding) in 2014. The increase in net charge-offs in 2016, compared with 2015, reflected higher commercial loan net charge-offs and lower commercial real estate recoveries in 2016. The increase in net charge-offs in 2015, compared with 2014, reflected lower commercial loan recoveries in 2015.

Residential mortgage loan net charge-offs for 2016 were $60 million (0.11 percent of average loans outstanding), compared with $109 million (0.21 percent of average loans outstanding) in 2015 and $195 million (0.38 percent of average loans outstanding) in 2014. Credit card loan net charge-offs in 2016 were $676 million (3.30 percent of average loans outstanding), compared with $651 million (3.61 percent of average loans outstanding) in 2015 and $658 million (3.73 percent of average loans outstanding) in 2014. Other retail loan net charge-offs for 2016 were $221 million (0.42 percent of average loans outstanding), compared with $221 million (0.45 percent of average loans outstanding) in 2015 and $288 million (0.60 percent of average loans outstanding) in 2014. The decrease in total residential mortgage, credit card and other retail loan net charge-offs in 2016, compared with 2015, reflected continued improvement in economic conditions during 2016. The decrease in total residential mortgage, credit card and other retail loan net charge-offs in 2015, compared with 2014, reflected improvement in economic conditions during 2015.

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

At December 31, 2016, the allowance for credit losses was $4.4 billion (1.59 percent of period-end loans), compared with an allowance of $4.3 billion (1.65 percent of period-end loans) at December 31, 2015. The ratio of the allowance for credit losses to nonperforming loans was 318 percent at December 31, 2016, compared with 361 percent at December 31, 2015, reflecting an increase in nonperforming loans within the energy portfolio. The ratio of the allowance for credit losses to annual loan net charge-offs at December 31, 2016, was 343 percent, compared with 367 percent at December 31, 2015, reflecting higher total net charge-offs during 2016. Management determined the allowance for credit losses was appropriate at December 31, 2016.

The allowance recorded for loans in the commercial lending segment is based on reviews of individual credit relationships and considers the migration analysis of commercial lending segment loans and actual loss experience. In the migration analysis applied to risk rated loan portfolios, the Company currently examines up to a 16-year period of historical loss experience. For each loan type, this historical loss experience is adjusted as necessary to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices or economic conditions. The results of the analysis are evaluated quarterly to confirm an appropriate historical timeframe is selected for each commercial loan type. The allowance recorded for impaired loans greater than $5 million in the commercial lending segment is based on an individual loan analysis utilizing expected cash flows discounted using the original effective interest rate, the observable market price of the loan, or the fair value of the collateral, less selling costs, for collateral-dependent loans, rather than the migration analysis. The allowance recorded for all other commercial lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, bankruptcy experience, and historical losses, adjusted for current trends. The allowance established for commercial lending segment loans was $2.3 billion at December 31, 2016, compared with $2.0 billion at December 31, 2015, reflecting growth in the portfolios and the uncertain outlook for loans in the energy portfolio. At December 31, 2016 the Company had credit reserves of 7.8 percent of total energy loan balances, compared with 5.4 percent at December 31, 2015.

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

When evaluating the appropriateness of the allowance for credit losses for any loans and lines in a junior lien position, the Company considers the delinquency and modification status of the first lien. At December 31, 2016, the Company serviced the first lien on 41 percent of the home equity loans and lines in a junior lien position. The Company also considers information received from its primary regulator on the status of the first liens that are serviced by other large servicers in the industry and the status of first lien mortgage accounts reported on customer credit bureau files. Regardless of whether or not the Company services the first lien, an assessment is made of economic conditions, problem loans, recent loss experience and other factors in determining the allowance for credit losses. Based on the available information, the Company estimated $313 million or 1.9 percent of its total home equity portfolio at December 31, 2016, represented non-delinquent junior liens where the first lien was delinquent or modified.

The Company uses historical loss experience on the loans and lines in a junior lien position where the first lien is serviced by the Company, or can be identified in credit bureau data, to establish loss estimates for junior lien loans and lines the Company services that are current, but the first lien is delinquent or modified. Historically, the number of junior lien defaults has been a small percentage of the total portfolio (approximately 1.1 percent annually), while the long-term average loss rate on loans that default has been approximately 90 percent. In addition, the Company obtains updated credit scores on its home equity portfolio each quarter, and in some cases more frequently, and uses this information to qualitatively supplement its loss estimation methods. Credit score distributions for the portfolio are monitored monthly and any changes in the distribution are one of the factors considered in assessing the Company’s loss estimates. In its evaluation of the allowance for credit losses, the Company also considers the increased risk of loss associated with home equity lines that are contractually scheduled to convert from a revolving status to a fully amortizing payment and with residential lines and loans that have a balloon payoff provision.

The allowance established for consumer lending segment loans was $2.1 billion at December 31, 2016, compared with $2.3 billion at December 31, 2015. The $196 million (8.7 percent) decrease in the allowance for consumer lending segment loans at December 31, 2016, compared with December 31, 2015, reflected the impact of improving economic conditions during 2016, partially offset by portfolio growth.

The allowance for the covered loan segment is evaluated each quarter in a manner similar to that described for non-covered loans, and represents any decreases in expected cash flows on those loans after the acquisition date. The provision for credit losses for covered loans considers the indemnification provided by the FDIC. The allowance established for covered loans was $34 million at December 31, 2016, compared with $38 million at December 31, 2015, reflecting expected credit losses in excess of initial fair value adjustments.

TABLE 18 Summary of Allowance for Credit Losses

(Dollars in Millions)	2016	2015	2014	2013	2012
Balance at beginning of year	$4,306	$4,375	$4,537	$4,733	$5,014
Charge-Offs
Commercial
Commercial	388	289	278	212	312
Lease financing	29	25	27	34	66

Total commercial	417	314	305	246	378
Commercial real estate
Commercial mortgages	12	20	21	71	145
Construction and development	10	2	15	21	97

Total commercial real estate	22	22	36	92	242
Residential mortgages	85	135	216	297	461
Credit card	759	726	725	739	769
Other retail
Retail leasing	9	8	6	5	9
Home equity and second mortgages	40	73	121	237	327
Other	283	238	257	281	330

Total other retail	332	319	384	523	666
Covered loans(a)	–	–	13	37	11

Total charge-offs	1,615	1,516	1,679	1,934	2,527
Recoveries
Commercial
Commercial	81	84	92	95	72
Lease financing	11	11	18	31	31

Total commercial	92	95	110	126	103
Commercial real estate
Commercial mortgages	16	15	30	45	31
Construction and development	19	35	19	80	45

Total commercial real estate	35	50	49	125	76
Residential mortgages	25	26	21	25	23
Credit card	83	75	67	83	102
Other retail
Retail leasing	4	3	4	4	7
Home equity and second mortgages	39	35	26	26	26
Other	68	60	66	75	92

Total other retail	111	98	96	105	125
Covered loans(a)	–	–	2	5	1

Total recoveries	346	344	345	469	430
Net Charge-Offs
Commercial
Commercial	307	205	186	117	240
Lease financing	18	14	9	3	35

Total commercial	325	219	195	120	275
Commercial real estate
Commercial mortgages	(4)	5	(9)	26	114
Construction and development	(9)	(33)	(4)	(59)	52

Total commercial real estate	(13)	(28)	(13)	(33)	166
Residential mortgages	60	109	195	272	438
Credit card	676	651	658	656	667
Other retail
Retail leasing	5	5	2	1	2
Home equity and second mortgages	1	38	95	211	301
Other	215	178	191	206	238

Total other retail	221	221	288	418	541
Covered loans(a)	–	–	11	32	10

Total net charge-offs	1,269	1,172	1,334	1,465	2,097
Provision for credit losses	1,324	1,132	1,229	1,340	1,882
Other changes(b)	(4)	(29)	(57)	(71)	(66)

Balance at end of year	$4,357	$4,306	$4,375	$4,537	$4,733

Components
Allowance for loan losses	$3,813	$3,863	$4,039	$4,250	$4,424
Liability for unfunded credit commitments	544	443	336	287	309

Total allowance for credit losses	$4,357	$4,306	$4,375	$4,537	$4,733

Allowance for Credit Losses as a Percentage of
Period-end loans, excluding covered loans	1.60%	1.67%	1.78%	1.94%	2.15%
Nonperforming loans, excluding covered loans	317	360	297	297	269
Nonperforming and accruing loans 90 days or more past due, excluding covered loans	226	247	215	201	194
Nonperforming assets, excluding covered assets	275	288	245	242	218
Net charge-offs, excluding covered loans	341	364	326	306	218
Period-end loans	1.59%	1.65%	1.77%	1.93%	2.12%
Nonperforming loans	318	361	298	283	228
Nonperforming and accruing loans 90 days or more past due	204	213	181	163	139
Nonperforming assets	272	283	242	223	177
Net charge-offs	343	367	328	310	226
(a)	Relates to covered loan charge-offs and recoveries not reimbursable by the FDIC.
(b)	Includes net changes in credit losses to be reimbursed by the FDIC and beginning in 2013, reductions in the allowance for covered loans where the reversal of a previously recorded allowance was offset by an associated decrease in the indemnification asset, and the impact of any loan sales.

TABLE 19 Elements of the Allowance for Credit Losses

	Allowance Amount					Allowance as a Percent of Loans
At December 31 (Dollars in Millions)	2016	2015	2014	2013	2012	2016	2015	2014	2013	2012
Commercial
Commercial	$1,376	$1,231	$1,094	$1,019	$979	1.56%	1.48%	1.46%	1.57%	1.61%
Lease financing	74	56	52	56	72	1.36	1.06	.97	1.06	1.31
Total commercial	1,450	1,287	1,146	1,075	1,051	1.55	1.46	1.43	1.53	1.59

Commercial Real Estate
Commercial mortgages	282	285	479	532	641	.89	.90	1.44	1.65	2.07
Construction and development	530	439	247	244	216	4.61	4.24	2.62	3.17	3.63
Total commercial real estate	812	724	726	776	857	1.88	1.72	1.70	1.95	2.32
Residential Mortgages	510	631	787	875	935	.89	1.18	1.52	1.71	2.12
Credit Card	934	883	880	884	863	4.29	4.20	4.75	4.91	5.04

Other Retail
Retail leasing	11	12	14	14	11	.17	.23	.24	.24	.20
Home equity and second mortgages	300	448	470	497	583	1.83	2.73	2.95	3.22	3.49
Other	306	283	287	270	254	.98	.96	1.04	1.03	.99
Total other retail	617	743	771	781	848	1.15	1.45	1.57	1.64	1.78
Covered Loans	34	38	65	146	179	.89	.83	1.23	1.73	1.58
Total allowance	$4,357	$4,306	$4,375	$4,537	$4,733	1.59%	1.65%	1.77%	1.93%	2.12%

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

The Company’s methodology for determining the appropriate allowance for credit losses for all the loan segments also considers the imprecision inherent in the methodologies used. As a result, in addition to the amounts determined under the methodologies described above, management also considers the potential impact of other qualitative factors which include, but are not limited to, economic factors; geographic and other concentration risks; delinquency and nonaccrual trends; current business conditions; changes in lending policy, underwriting standards and other relevant business practices; results of internal review; and the regulatory environment. The consideration of these items results in adjustments to allowance amounts included in the Company’s allowance for credit losses for each of the above loan segments. Table 19 shows the amount of the allowance for credit losses by loan class and underlying portfolio category.

Although the Company determines the amount of each element of the allowance separately and considers this process to be an important credit management tool, the entire allowance for credit losses is available for the entire loan portfolio. The actual amount of losses incurred can vary significantly from the estimated amounts.

Residual Value Risk Management The Company manages its risk to changes in the residual value of leased assets through disciplined residual valuation setting at the inception of a lease, diversification of its leased assets, regular residual asset valuation reviews and monitoring of residual value gains or losses upon the disposition of assets. Lease originations are subject to the same well-defined underwriting standards referred to in the “Credit Risk Management” section which includes an evaluation of the residual value risk. Retail lease residual value risk is mitigated further by effective end-of-term marketing of off-lease vehicles.

Included in the retail leasing portfolio was approximately $4.9 billion of retail leasing residuals at December 31, 2016, compared with $4.4 billion at December 31, 2015. The Company monitors concentrations of leases by manufacturer and vehicle “make and model.” As of December 31, 2016, vehicle lease residuals related to sport utility vehicles were 43.6 percent of the portfolio, while auto and truck classes represented approximately 30.7 percent and 15.0 percent of the portfolio, respectively. At year-end 2016, the largest vehicle type represented 13.8 percent of the aggregate residual value of the vehicles in the portfolio. This risk is generally mitigated by collateral and residual value guarantees provided by the manufacturer. At December 31, 2016, the weighted-average origination term of the portfolio was 40 months, unchanged from December 31, 2015. At December 31, 2016, the commercial leasing portfolio had $468 million of residuals, compared with $511 million at December 31, 2015. At year-end 2016, lease residuals related to business and office equipment represented 34.7 percent of the total residual portfolio, and trucks and other transportation equipment represented 28.9 percent.

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

Compliance Risk Management The Company may suffer legal or regulatory sanctions, material financial loss, or damage to its reputation through failure to comply with laws, regulations, rules, standards of good practice, and codes of conduct, including those related to compliance with Bank Secrecy Act/anti-money laundering requirements, sanctions compliance requirements as administered by the Office of Foreign Assets Control, consumer protection and other requirements. The Company has controls and processes in place for the assessment, identification, monitoring, management and reporting of compliance risks and issues.

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

Net Interest Income Simulation Analysis One of the primary tools used to measure interest rate risk and the effect of interest rate changes on net interest income is simulation analysis. The monthly analysis incorporates substantially all of the Company’s assets and liabilities and off-balance sheet instruments, together with forecasted changes in the balance sheet and assumptions that reflect the current interest rate environment. Through this simulation, management estimates the impact on net interest income of a 200 basis point (“bps”) upward or downward gradual change of market interest rates over a one-year period. The simulation also estimates the effect of immediate and sustained parallel shifts in the yield curve of 50 bps as well as the effect of immediate and sustained flattening or steepening of the yield curve. This simulation includes assumptions about how the balance sheet is likely to be affected by changes in loan and deposit growth. Assumptions are made to project interest rates for new loans and deposits based on historical analysis, management’s outlook and re-pricing strategies. These assumptions are reviewed and validated on a periodic basis with sensitivity analysis being provided for key variables of the simulation. The results are reviewed monthly by the ALCO and are used to guide asset/liability management strategies.

The Company manages its interest rate risk position by holding assets with desired interest rate risk characteristics on its balance sheet, implementing certain pricing strategies for loans and deposits and through the selection of derivatives and various funding and investment portfolio strategies. The Company has established policy limits within which it manages the overall interest rate risk profile and at December 31, 2016 and 2015, the Company was within those limits.

Table 20 summarizes the projected impact to net interest income over the next 12 months of various potential interest rate changes. The sensitivity of the projected impact to net interest income over the next 12 months is dependent on balance sheet growth, product mix, deposit behavior, pricing and funding decisions. While the Company utilizes assumptions based on historical information and expected behaviors, actual outcomes could vary significantly. For example, if deposit outflows are more limited (“stable”) than the assumptions the Company used in preparing Table 20, the projected impact to net interest income might increase to as much as 2.00 percent in the “Up 50 bps” and 3.73 percent in the “Up 200 bps” scenarios.

Market Value of Equity Modeling The Company also manages interest rate sensitivity by utilizing market value of equity modeling, which measures the degree to which the market values of the Company’s assets and liabilities and off-balance sheet instruments will change given a change in interest rates. The valuation analysis is dependent upon certain key assumptions about the nature of assets and liabilities with non-contractual maturities. Management estimates the average life and rate characteristics of asset and liability accounts based upon historical analysis and management’s expectation of rate behavior. Retail and wholesale loan prepayment assumptions are based on several key factors, including but not limited to, age, loan term, product type, seasonality and underlying contractual rates, as well as macroeconomic factors including unemployment, housing price indices, geography, interest rates and commercial real estate price indices. These factors are updated regularly based on historical experience and forward market expectations. The balance and pricing assumptions of deposits that have no stated maturity are based on historical performance, the competitive environment, customer behavior, and product mix. These assumptions are validated on a periodic basis. A sensitivity analysis of key variables of the valuation analysis is provided to the ALCO monthly and is used to guide asset/liability management strategies.

Management measures the impact of changes in market interest rates under a number of scenarios, including immediate and sustained parallel shifts, and flattening or steepening of the yield curve. The ALCO policy limits the change in the market value of equity in +/- 200 bps parallel rate shocks and as of December 31, 2016 and 2015, the Company was within its policy limits. A 200 bps increase would have resulted in a 1.9 percent decrease in the market value of equity at December 31, 2016, compared with a 5.8 percent decrease at December 31, 2015. A 200 bps decrease, where possible given current rates, would have resulted in a 8.1 percent decrease in the market value of equity at December 31, 2016, compared with a 7.0 percent decrease at December 31, 2015.

Use of Derivatives to Manage Interest Rate and Other Risks To manage the sensitivity of earnings and capital to interest rate, prepayment, credit, price and foreign currency fluctuations (asset and liability management positions), the Company enters into derivative transactions. The Company uses derivatives for asset and liability management purposes primarily in the following ways:

–	To convert fixed-rate debt from fixed-rate payments to floating-rate payments;

–	To convert the cash flows associated with floating-rate debt from floating-rate payments to fixed-rate payments;

–	To mitigate changes in value of the Company’s mortgage origination pipeline, funded MLHFS and MSRs;

–	To mitigate remeasurement volatility of foreign currency denominated balances; and

–	To mitigate the volatility of the Company’s net investment in foreign operations driven by fluctuations in foreign currency exchange rates.

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

TABLE 20 Sensitivity of Net	Interest Income

	December 31, 2016				December 31, 2015
	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual
Net interest income	(2.82)%	1.52%	*	1.82%	*	1.78%	*	2.69%
*	Given the level of interest rates, downward rate scenario is not computed.

The Company does not designate all of the derivatives that it enters into for risk management purposes as accounting hedges because of the inefficiency of applying the accounting requirements and may instead elect fair value accounting for the related hedged items. In particular, the Company enters into interest rate swaps, swaptions, forward commitments to buy to-be-announced securities (“TBAs”), U.S. Treasury and Eurodollar futures and options on U.S. Treasury futures to mitigate fluctuations in the value of its MSRs, but does not designate those derivatives as accounting hedges. The estimated net sensitivity to changes in interest rates of the fair value of the MSRs and the related derivative instruments at December 31, 2016, to an immediate 25, 50 and 100 bps downward movement in interest rates would be a decrease of approximately $10 million, $29 million and $101 million, respectively. An immediate upward movement in interest rates at December 31, 2016, of 25, 50 and 100 bps would result in an increase of $1 million, and a decrease of $6 million and $44 million, in the fair value of the MSRs and related derivative instruments, respectively. Refer to Note 9 of the Notes to Consolidated Financial Statements for additional information regarding MSRs.

Additionally, the Company uses forward commitments to sell TBAs and other commitments to sell residential mortgage loans at specified prices to economically hedge the interest rate risk in its residential mortgage loan production activities. At December 31, 2016, the Company had $6.5 billion of forward commitments to sell, hedging $3.7 billion of MLHFS and $3.5 billion of unfunded mortgage loan commitments. The forward commitments to sell and the unfunded mortgage loan commitments on loans intended to be sold are considered derivatives under the accounting guidance related to accounting for derivative instruments and hedging activities. The Company has elected the fair value option for the MLHFS.

Derivatives are subject to credit risk associated with counterparties to the contracts. Credit risk associated with derivatives is measured by the Company based on the probability of counterparty default. The Company manages the credit risk of its derivative positions by diversifying its positions among various counterparties, by entering into master netting arrangements, and, where possible, by requiring collateral arrangements. The Company may also transfer counterparty credit risk related to interest rate swaps to third parties through the use of risk participation agreements. In addition, certain interest rate swaps and forwards and credit contracts are required to be centrally cleared through clearinghouses to further mitigate counterparty credit risk.

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

The average, high, low and period-end one-day VaR amounts for the Company’s trading positions were as follows:

Year Ended December 31 (Dollars in Millions)	2016	2015
Average	$1	$1
High	2	2
Low	1	1
Period-end	1	1

The Company did not experience any actual trading losses for its combined trading businesses that exceeded VaR during 2016 and 2015. The Company stress tests its market risk measurements to provide management with perspectives on market events that may not be captured by its VaR models, including worst case historical market movement combinations that have not necessarily occurred on the same date.

The Company calculates Stressed VaR using the same underlying methodology and model as VaR, except that a historical continuous one-year look-back period is utilized that reflects a period of significant financial stress appropriate to the Company’s trading portfolio. The period selected by the Company includes the significant market volatility of the last four months of 2008.

The average, high, low and period-end one-day Stressed VaR amounts for the Company’s trading positions were as follows:

Year Ended December 31 (Dollars in Millions)	2016	2015
Average	$4	$4
High	7	8
Low	2	2
Period-end	5	3

Valuations of positions in the client derivatives and foreign currency transaction businesses are based on discounted cash flow or other valuation techniques using market-based assumptions. These valuations are compared to third party quotes or other market prices to determine if there are significant variances. Significant variances are approved by the Company’s market risk management department. Valuation of positions in the corporate bond trading, loan trading and municipal securities businesses are based on trader marks. These trader marks are evaluated against third party prices, with significant variances approved by the Company’s risk management department.

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

The average, high and low VaR amounts for the residential MLHFS and related hedges and the MSRs and related hedges were as follows:

Year Ended December 31 (Dollars in Millions)	2016	2015
Residential Mortgage Loans Held For Sale and Related Hedges
Average	$–	$1
High	2	2
Low	–	–
Mortgage Servicing Rights and Related Hedges
Average	$9	$6
High	11	8
Low	4	4

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

The Company regularly projects its funding needs under various stress scenarios and maintains a contingency funding plan consistent with the Company’s access to diversified sources of contingent funding. The Company maintains a substantial level of total available liquidity in the form of on-balance sheet and off-balance sheet funding sources. These include cash at the Federal Reserve Bank, unencumbered liquid assets, and capacity to borrow at the FHLB and the Federal Reserve Bank’s Discount Window. Unencumbered liquid assets in the Company’s available-for-sale and held-to-maturity investment portfolios provide asset liquidity through the Company’s ability to sell the securities or pledge and borrow against them. At December 31, 2016, the fair value of unencumbered available-for-sale and held-to-maturity investment securities totaled $100.6 billion, compared with $92.4 billion at December 31, 2015. Refer to Table 13 and “Balance Sheet Analysis” for further information on investment securities maturities and trends. Asset liquidity is further enhanced by the Company’s ability to pledge loans to access secured borrowing facilities through the FHLB and Federal Reserve Bank. At December 31, 2016, the Company could have borrowed an additional $91.4 billion at the FHLB and Federal Reserve Bank based on collateral available for additional borrowings.

TABLE 21 Debt Ratings

	Moody’s	Standard & Poor’s	Fitch	Dominion Bond Rating Service
U.S. Bancorp
Long-term issuer rating	A1	A+	AA	AA
Short-term issuer rating		A-1	F1+	R-1 (middle)
Senior unsecured debt	A1	A+	AA	AA
Subordinated debt	A1	A-	AA-	AA (low)
Junior subordinated debt	A2	BBB		AA (low)
Preferred stock	A3	BBB	BBB+	A
Commercial paper	P-1	A-1	F1+

U.S. Bank National Association
Long-term issuer rating	A1	AA-	AA
Short-term issuer rating	P-1	A-1+	F1+	R-1 (high)
Long-term deposits	Aa1		AA+	AA(high)
Short-term deposits	P-1		F1+
Senior unsecured debt	A1	AA-	AA	AA(high)
Subordinated debt	A1	A	AA-	AA
Commercial paper	P-1	A-1+	F1+
Counterparty risk assessment	Aa2(cr)/P-1(cr)

The Company’s diversified deposit base provides a sizeable source of relatively stable and low-cost funding, while reducing the Company’s reliance on the wholesale markets. Total deposits were $334.6 billion at December 31, 2016, compared with $300.4 billion at December 31, 2015. Refer to Table 14 and “Balance Sheet Analysis” for further information on the Company’s deposits.

Additional funding is provided by long-term debt and short-term borrowings. Long-term debt was $33.3 billion at December 31, 2016, and is an important funding source because of its multi-year borrowing structure. Refer to Note 13 of the Notes to Consolidated Financial Statements for information on the terms and maturities of the Company’s long-term debt issuances and “Balance Sheet Analysis” for discussion on long-term debt trends. Short-term borrowings were $14.0 billion at December 31, 2016, and supplement the Company’s other funding sources. Refer to Note 12 of the Notes to Consolidated Financial Statements and “Balance Sheet Analysis” for information on the terms and trends of the Company’s short-term borrowings.

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

At December 31, 2016, parent company long-term debt outstanding was $13.0 billion, compared with $11.5 billion at December 31, 2015. The increase was primarily due to the issuances of $2.6 billion of medium-term notes and $1.0 billion of subordinated notes, partially offset by the maturities of $1.3 billion of medium-term notes and $500 million of subordinated notes. At December 31, 2016, there was $1.3 billion of parent company debt scheduled to mature in 2017. Future debt maturities may be met through medium-term note and capital security issuances and dividends from subsidiaries, as well as from parent company cash and cash equivalents.

TABLE 22 Contractual Obligations

	Payments Due By Period
At December 31, 2016 (Dollars in Millions)	One Year or Less	Over One Through Three Years	Over Three Through Five Years	Over Five Years	Total
Contractual Obligations(a)
Long-term debt(b)	$5,461	$13,301	$2,264	$12,297	$33,323
Operating leases	270	450	306	490	1,516
Benefit obligations(c)	22	48	53	170	293
Time deposits	23,428	4,620	2,414	3	30,465
Contractual interest payments(d)	1,004	1,130	836	1,186	4,156
Equity investment commitments	1,763	663	23	53	2,502
Other(e)	431	32	14	123	600
Total	$32,379	$20,244	$5,910	$14,322	$72,855
(a)	Unrecognized tax positions of $302 million at December 31, 2016, are excluded as the Company cannot make a reasonably reliable estimate of the period of cash settlement with the respective taxing authority.
(b)	Includes obligations under capital leases.
(c)	Amounts only include obligations related to the unfunded non-qualified pension plans.
(d)	Includes accrued interest and future contractual interest obligations.
(e)	Primarily includes purchase obligations for goods and services covered by noncancellable contracts including cancellation fees.

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

Effective January 1, 2015, the Company became subject to a regulatory Liquidity Coverage Ratio (“LCR”) requirement. Certain transition provisions applied until the LCR rule was fully implemented on January 1, 2017. The LCR rule requires banks to maintain an adequate level of unencumbered high quality liquid assets to meet estimated liquidity needs over a 30-day stressed period. At December 31, 2016, the Company was compliant with the fully implemented LCR requirement based on its interpretation of the final United States LCR rule.

European Exposures Certain European countries have experienced slower than historical economic growth conditions over the past several years. The Company provides merchant processing and corporate trust services in Europe either directly or through banking affiliations in Europe. Operating cash for these businesses is deposited on a short-term basis typically with certain European central banks. For deposits placed at other European banks, exposure is mitigated by the Company placing deposits at multiple banks and managing the amounts on deposit at any bank based on institution-specific deposit limits. At December 31, 2016, the Company had an aggregate amount on deposit with European banks of approximately $7.0 billion, predominately with the Central Bank of Ireland and Bank of England.

In addition, the Company provides financing to domestic multinational corporations that generate revenue from customers in European countries, transacts with various European banks as counterparties to certain derivative-related activities, and through a subsidiary manages money market funds that hold certain investments in European sovereign debt. Any further deterioration in economic conditions in Europe is unlikely to have a significant effect on the Company related to these activities.

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

Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses. Many of the Company’s commitments to extend credit expire without being drawn, and therefore, total commitment amounts do not necessarily represent future liquidity requirements or the Company’s exposure to credit loss. Commitments to extend credit also include consumer credit lines that are cancelable upon notification to the consumer. Total contractual amounts of commitments to extend credit at December 31, 2016 were $293.4 billion. The Company also issues and confirms various types of letters of credit, including standby and commercial. Total contractual amounts of letters of credit at December 31, 2016 were $12.3 billion. For more information on the Company’s commitments to extend credit and letters of credit, refer to Note 22 in the Notes to Consolidated Financial Statements.

The Company’s off-balance sheet arrangements with unconsolidated entities primarily consist of private investment funds or partnerships that make equity investments, provide debt financing or support community-based investments in tax-advantaged projects. In addition to providing investment returns, these arrangements in many cases assist the Company in complying with requirements of the Community Reinvestment Act. The investments in these entities generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. The entities in which the Company invests are generally considered variable interest entities (“VIEs”). The Company’s recorded net investment in these entities as of December 31, 2016 was approximately $2.5 billion.

The Company also has non-controlling financial investments in private funds and partnerships considered VIEs. The Company’s recorded investment in these entities was approximately $28 million at December 31, 2016, and the Company had unfunded commitments to invest an additional $22 million. For more information on the Company’s interests in unconsolidated VIEs, refer to Note 7 in the Notes to Consolidated Financial Statements.

Guarantees are contingent commitments issued by the Company to customers or other third parties requiring the Company to perform if certain conditions exist or upon the occurrence or nonoccurrence of a specified event, such as a scheduled payment to be made under contract. The Company’s primary guarantees include commitments from securities lending activities in which indemnifications are provided to customers; indemnification or buy-back provisions related to sales of loans and tax credit investments; and merchant charge-back guarantees through the Company’s involvement in providing merchant processing services. For certain guarantees, the Company may have access to collateral to support the guarantee, or through the exercise of other recourse provisions, be able to offset some or all of any payments made under these guarantees.

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

On September 19, 2016, the Company announced its Board of Directors had approved a 9.8 percent increase in the Company’s dividend rate per common share, from $0.255 per quarter to $0.28 per quarter.

The Company repurchased approximately 61 million shares of its common stock in 2016, compared with approximately 52 million shares in 2015. The average price paid for the shares repurchased in 2016 was $42.63 per share, compared with $43.54 per share in 2015. As of December 31, 2016, the approximate dollar value of shares that may yet be purchased by the Company under the current Board of Directors approved authorization was $1.3 billion. For a more complete analysis of activities impacting shareholders’ equity and capital management programs, refer to Note 14 of the Notes to Consolidated Financial Statements.

Total U.S. Bancorp shareholders’ equity was $47.3 billion at December 31, 2016, compared with $46.1 billion at December 31, 2015. The increase was primarily the result of corporate earnings, partially offset by dividends, common share repurchases and changes in unrealized gains and losses on available-for-sale investment securities included in other comprehensive income (loss).

Beginning January 1, 2014, the regulatory capital requirements effective for the Company follow Basel III, subject to certain transition provisions from Basel I over the following four years to full implementation by January 1, 2018. Basel III includes two comprehensive methodologies for calculating risk-weighted assets: a general standardized approach and more risk-sensitive advanced approaches, with the Company’s capital adequacy being evaluated against the methodology that is most restrictive. Under Basel III, banking regulators define minimum capital requirements for banks and financial services holding companies. These requirements are expressed in the form of a minimum common equity tier 1 capital ratio, tier 1 capital ratio, total risk-based capital ratio, and tier 1 leverage ratio. The minimum required level for these ratios at December 31, 2016, was 5.125 percent, 6.625 percent, 8.625 percent, and 4.0 percent, respectively. The Company targets its regulatory capital levels, at both the bank and bank holding company level, to exceed the “well-capitalized” threshold for these ratios. At December 31, 2016, the minimum “well-capitalized” threshold for the common equity tier 1 capital ratio, tier 1 capital ratio, total risk-based capital ratio, and tier 1 leverage ratio was 6.5 percent, 8.0 percent, 10.0 percent and 5.0 percent, respectively. The most recent notification from the Office of the Comptroller of the Currency categorized the Company’s bank subsidiary as “well-capitalized” under the FDIC Improvement Act prompt corrective action provisions that are applicable to all banks. There are no conditions or events since that notification that management believes have changed the risk-based category of its covered subsidiary bank.

As an approved mortgage seller and servicer, U.S. Bank National Association, through its mortgage banking division, is required to maintain various levels of shareholder’s equity, as specified by various agencies, including the United States Department of Housing and Urban Development, Government National Mortgage Association, Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. At December 31, 2016, U.S. Bank National Association met these requirements.

Table 23 provides a summary of statutory regulatory capital ratios in effect for the Company at December 31, 2016 and 2015.

TABLE 23 Regulatory Capital Ratios

	U.S. Bancorp		U.S. Bank National Association
At December 31 (Dollars in Millions)	2016	2015	2016	2015
Basel III transitional standardized approach:
Common equity tier 1 capital	$33,720	$32,612	$36,914	$33,831
Tier 1 capital	39,421	38,431	37,114	34,148
Total risk-based capital	47,355	45,313	44,853	41,112
Risk-weighted assets	358,237	341,360	352,023	336,938
Common equity tier 1 capital as a percent of risk-weighted assets	9.4%	9.6%	10.5%	10.0%
Tier 1 capital as a percent of risk-weighted assets	11.0	11.3	10.5	10.1
Total risk-based capital as a percent of risk-weighted assets	13.2	13.3	12.7	12.2
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	9.0	9.5	8.6	8.5
Basel III transitional advanced approaches:
Common equity tier 1 capital	$33,720	$32,612	$36,914	$33,831
Tier 1 capital	39,421	38,431	37,114	34,148
Total risk-based capital	44,264	42,262	41,737	38,090
Risk-weighted assets	277,141	261,668	271,920	258,207
Common equity tier 1 capital as a percent of risk-weighted assets	12.2%	12.5%	13.6%	13.1%
Tier 1 capital as a percent of risk-weighted assets	14.2	14.7	13.6	13.2
Total risk-based capital as a percent of risk-weighted assets	16.0	16.2	15.3	14.8

Bank Regulatory Capital Requirements

	Minimum	Well- Capitalized
2016
Common equity tier 1 capital as a percent of risk-weighted assets	5.125%	6.500%
Tier 1 capital as a percent of risk-weighted assets	6.625	8.000
Total risk-based capital as a percent of risk-weighted assets	8.625	10.000
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	4.000	5.000
2015
Common equity tier 1 capital as a percent of risk-weighted assets	4.500%	6.500%
Tier 1 capital as a percent of risk-weighted assets	6.000	8.000
Total risk-based capital as a percent of risk-weighted assets	8.000	10.000
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	4.000	5.000

Effective January 1, 2018, the Company will be subject to a regulatory Supplementary Leverage Ratio (“SLR”) requirement for banks calculating capital adequacy using advanced approaches under Basel III. The SLR is defined as tier 1 capital divided by total leverage exposure, which includes both on- and off-balance sheet exposures. At December 31, 2016, the Company’s SLR exceeded the applicable minimum SLR requirement.

The Company believes certain capital ratios in addition to statutory regulatory capital ratios are useful in evaluating its capital adequacy. The Company’s tangible common equity, as a percent of tangible assets and as a percent of risk-weighted assets calculated under the transitional standardized approach, was 7.5 percent and 9.2 percent, respectively, at December 31, 2016, compared with 7.6 percent and 9.2 percent, respectively, at December 31, 2015. The Company’s common equity tier 1 capital to risk-weighted assets ratio using the Basel III standardized approach as if fully implemented was 9.1 percent at December 31, 2016 and December 31, 2015. The Company’s common equity tier 1 capital to risk-weighted assets ratio using the Basel III advanced approaches as if fully implemented was 11.7 percent at December 31, 2016, compared with 11.9 percent at December 31, 2015.

Fourth Quarter Summary

The Company reported net income attributable to U.S. Bancorp of $1.5 billion for the fourth quarter of 2016, or $0.82 per diluted common share, compared with $1.5 billion, or $0.80 per diluted common share, for the fourth quarter of 2015. Return on average assets and return on average common equity were 1.32 percent and 13.1 percent, respectively, for the fourth quarter of 2016, compared with 1.41 percent and 13.7 percent, respectively, for the fourth quarter of 2015.

Total net revenue for the fourth quarter of 2016, was $224 million (4.3 percent) higher than the fourth quarter of 2015, reflecting a 4.8 percent increase in net interest income (4.6 percent increase on a taxable-equivalent basis) and a 3.9 percent increase in noninterest income. The increase in net

TABLE 24 Fourth Quarter Results

	Three Months Ended December 31,
(Dollars and Shares in Millions, Except Per Share Data)	2016	2015
Condensed Income Statement
Net interest income	$2,955	$2,819
Taxable-equivalent adjustment(a)	49	52
Net interest income (taxable-equivalent basis)(b)	3,004	2,871
Noninterest income	2,425	2,339
Securities gains (losses), net	6	1
Total net revenue	5,435	5,211
Noninterest expense	3,004	2,809
Provision for credit losses	342	305
Income before taxes	2,089	2,097
Income taxes and taxable-equivalent adjustment	598	608
Net income	1,491	1,489
Net (income) loss attributable to noncontrolling interests	(13)	(13)
Net income attributable to U.S. Bancorp	$1,478	$1,476
Net income applicable to U.S. Bancorp common shareholders	$1,391	$1,404

Per Common Share
Earnings per share	$.82	$.80
Diluted earnings per share	$.82	$.80
Dividends declared per share	$.280	$.255
Average common shares outstanding	1,700	1,747
Average diluted common shares outstanding	1,705	1,754

Financial Ratios
Return on average assets	1.32%	1.41%
Return on average common equity	13.1	13.7
Net interest margin (taxable-equivalent basis)(a)	2.98	3.06
Efficiency ratio(b)	55.3	53.9
(a)	Utilizes a tax rate of 35 percent for those assets and liabilities whose income or expense is not included for federal income tax purposes.
(b)	See Non-GAAP Financial Measures beginning on page 66.

interest income from the fourth quarter of 2015 was mainly the result of loan growth. The noninterest income increase was primarily driven by higher payment services revenue, trust and investment management fees and mortgage banking revenue.

Noninterest expense in the fourth quarter of 2016 was higher than the fourth quarter of 2015, related to increased compensation expense due to hiring to support business growth and compliance programs as well as merit increases and higher variable compensation expense.

Fourth quarter 2016 net interest income, on a taxable-equivalent basis, was $3.0 billion, compared with $2.9 billion in the fourth quarter of 2015. The $133 million (4.6 percent) increase was principally driven by loan growth partially offset by a lower net interest margin. Average earning assets were $28.9 billion (7.7 percent) higher in the fourth quarter of 2016, compared with the fourth quarter of 2015, driven by increases of $16.0 billion (6.2 percent) in average loans, $4.9 billion (4.6 percent) in average investment securities and higher average cash balances. The net interest margin, on a taxable-equivalent basis, in the fourth quarter of 2016 was 2.98 percent, compared with 3.06 percent in the fourth quarter of 2015, principally due to lower yields on securities purchases, lower reinvestment rates on maturing securities and maintaining higher cash balances.

Noninterest income in the fourth quarter of 2016 was $2.4 billion, compared with $2.3 billion in the same period of 2015, representing an increase of $91 million (3.9 percent). The increase reflected higher payment services revenue, trust and investment management fees and mortgage banking revenue, partially offset by a decline in other noninterest income. Credit and debit card revenue increased $22 million (7.5 percent) reflecting higher transaction volumes including the impact of acquired portfolios. Merchant processing services revenue increased $11 million (2.8 percent) as a result of an increase in product fees and higher volumes. Adjusted for the impact of foreign currency rate changes, the increase would have been approximately 5.6 percent. Trust and investment management fees increased $32 million (9.5 percent) reflecting lower money market fee waivers, along with account growth, an increase in assets under management and improved market conditions. Mortgage banking revenue increased $29 million (13.7 percent) over the fourth quarter of 2015, driven by higher origination and sales volumes. Other income was lower $18 million (6.7 percent) in the fourth quarter of 2016, compared with the same period of 2015, primarily reflecting lower income from leasing residuals and the impact of a gain on the sale of a deposit portfolio in the fourth quarter 2015, partially offset by stronger trading income and higher fourth quarter 2016 equity investment income.

Noninterest expense in the fourth quarter of 2016 was $3.0 billion, compared with $2.8 billion in the same period of 2015, representing an increase of $195 million (6.9 percent). The increase was primarily due to higher compensation, professional services and marketing expenses. Compensation expense increased $145 million (12.0 percent) over the same period of the prior year, principally due to the impact of hiring to support business growth and compliance programs, merit increases, and higher variable compensation. Professional services expense increased $31 million (24.8 percent) primarily due to compliance programs and implementation costs of capital investments to support business growth. Marketing expense increased $11 million (11.5 percent) to support new business development. Partially offsetting these increases was an $11 million (4.0 percent) decrease in employee benefits expense mainly due to lower pension and healthcare costs.

The provision for credit losses for the fourth quarter of 2016 was $342 million, an increase of $37 million (12.1 percent) from the same period of 2015. The provision for credit losses was $20 million higher than net charge-offs in the fourth quarter of 2016 and equal to net charge-offs in the fourth quarter of 2015. The reserve build for the fourth quarter of 2016 was driven by portfolio growth, partially offset by improvement in residential mortgage and home equity credit quality. Net charge-offs were $322 million in the fourth quarter of 2016, compared with $305 million in the fourth quarter of 2015. The net charge-off ratio was 0.47 percent in the fourth quarter of 2016, unchanged from the fourth quarter of 2015.

The provision for income taxes for the fourth quarter of 2016 resulted in an effective tax rate of 26.9 percent, compared with an effective tax rate of 27.2 percent for the fourth quarter of 2015.

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

Designations, assignments and allocations change from time to time as management systems are enhanced, methods of evaluating performance or product lines change or business segments are realigned to better respond to the Company’s diverse customer base. During 2016, certain organization and methodology changes were made and, accordingly, 2015 results were restated and presented on a comparable basis.

Wholesale Banking and Commercial Real Estate Wholesale Banking and Commercial Real Estate offers lending, equipment finance and small-ticket leasing, depository services, treasury management, capital markets services, international trade services and other financial services to middle market, large corporate, commercial real estate, financial institution, non-profit and public sector clients. Wholesale Banking and Commercial Real Estate contributed $861 million of the Company’s net income in 2016, unchanged from 2015, driven by an increase in net revenue, offset by increases in the provision for credit losses and noninterest expense.

Net revenue increased $245 million (8.5 percent) in 2016, compared with 2015. Net interest income, on a taxable-equivalent basis, increased $238 million (11.9 percent) in 2016, compared with 2015, primarily due to higher average loan and deposit balances along with the impact of higher margin benefit from deposits, partially offset by lower rates on loans. Noninterest income increased $7 million (0.8 percent) in 2016, compared with 2015, driven by higher trading income, treasury management fees and capital markets activity, partially offset by higher loan-related charges.

Noninterest expense increased $95 million (7.2 percent) in 2016, compared with 2015, primarily due to an increase in variable costs allocated to manage the business, including the impact of a special FDIC surcharge that began in the third quarter of 2016. The provision for credit losses increased $151 million (70.6 percent) in 2016, compared with 2015, primarily due to higher commercial loan net charge-offs and lower commercial real estate recoveries, along with an unfavorable change in the reserve allocation driven by loan growth.

Consumer and Small Business Banking Consumer and Small Business Banking delivers products and services through banking offices, telephone servicing and sales, on-line services, direct mail, ATM processing and mobile devices, such as mobile phones and tablet computers. It encompasses community banking, metropolitan banking and indirect lending, as well as mortgage banking. Consumer and Small Business Banking contributed $1.4 billion of the Company’s net income in 2016, or an increase of $47 million (3.6 percent), compared with 2015. The increase was due to higher net revenue and a decrease in the provision for credit losses, partially offset by higher noninterest expense.

Net revenue increased $214 million (3.0 percent) in 2016, compared with 2015. Net interest income, on a taxable-equivalent basis, increased $172 million (3.8 percent) in 2016, compared with 2015, primarily due to higher average loan and deposit balances along with the impact of higher margin benefit from deposits, partially offset by lower loan rates. Noninterest income increased $42 million (1.7 percent) in 2016, compared with 2015, driven by higher mortgage banking revenue, reflecting the impact of higher origination and sales revenue, partially offset by lower income from leasing residuals.

Noninterest expense increased $192 million (4.0 percent) in 2016, compared with 2015, primarily due to higher net shared services expense, including the impact of capital investments to support business growth, higher compensation expense, reflecting the impact of merit increases, increased staffing, and higher variable compensation related to higher mortgage production, and higher professional services expense principally due to compliance-related matters, partially offset by the impact of a prior year legal matter. The provision for credit losses decreased $55 million (37.2 percent) in 2016, compared with 2015, primarily due to a favorable change in the reserve allocation driven by improvements in the mortgage portfolio and lower net charge-offs.

Wealth Management and Securities Services Wealth Management and Securities Services provides private banking, financial advisory services, investment management, retail brokerage services, insurance, trust, custody and fund servicing through five businesses: Wealth Management, Corporate Trust Services, U.S. Bancorp Asset Management, Institutional Trust & Custody and Fund Services. Wealth Management and Securities Services contributed $379 million of the Company’s net income in 2016, an increase of $137 million (56.6 percent), compared with 2015. The increase from the prior year was primarily due to higher net revenue, partially offset by higher noninterest expense.

Net revenue increased $296 million (16.2 percent) in 2016, compared with 2015. Net interest income, on a taxable-equivalent basis, increased $182 million (51.3 percent) in 2016, compared with 2015, principally due to the impact of higher margin benefit from deposits. Noninterest income increased $114 million (7.7 percent) in 2016, compared with 2015, reflecting the impact of lower money market fee waivers, along with account growth, growth in assets under management and improved market conditions.

Noninterest expense increased $84 million (5.8 percent) in 2016, compared with 2015, primarily the result of higher compensation, reflecting the impact of merit increases and higher staffing.

Payment Services Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate, government and purchasing card services, consumer lines of credit and merchant processing. Payment Services contributed $1.3 billion of the Company’s net income in 2016, or an increase of $103 million (8.8 percent) compared with 2015. The increase was due to higher net revenue, partially offset by higher noninterest expense and an increase in the provision for credit losses.

Net revenue increased $401 million (7.6 percent) in 2016, compared with 2015. Net interest income, on a taxable-equivalent basis, increased $210 million (10.9 percent) in 2016, compared with 2015, primarily due to higher average loan balances and fees. Noninterest income increased $191 million (5.7 percent) in 2016, compared with 2015, due to an increase in credit and debit card revenue on higher transaction volumes, including the impact of acquired portfolios, an increase in merchant processing services revenue as a result of an increase in product fees and higher volumes, and the impact of a 2016 sale of an equity investment.

TABLE 25 Line of Business Financial Performance

	Wholesale Banking and Commercial Real Estate			Consumer and Small Business Banking
Year Ended December 31 (Dollars in Millions)	2016	2015	Percent Change	2016	2015	Percent Change
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$2,240	$2,002	11.9%	$4,752	$4,580	3.8%
Noninterest income	897	892	.6	2,527	2,485	1.7
Securities gains (losses), net	2	–	*	–	–	–
Total net revenue	3,139	2,894	8.5	7,279	7,065	3.0
Noninterest expense	1,417	1,322	7.2	4,999	4,799	4.2
Other intangibles	4	4	–	32	40	(20.0)
Total noninterest expense	1,421	1,326	7.2	5,031	4,839	4.0
Income before provision and income taxes	1,718	1,568	9.6	2,248	2,226	1.0
Provision for credit losses	365	214	70.6	93	148	(37.2)
Income before income taxes	1,353	1,354	(.1)	2,155	2,078	3.7
Income taxes and taxable-equivalent adjustment	492	493	(.2)	785	755	4.0
Net income	861	861	–	1,370	1,323	3.6
Net (income) loss attributable to noncontrolling interests	–	–	–	–	–	–
Net income attributable to U.S. Bancorp	$861	$861	–	$1,370	$1,323	3.6
Average Balance Sheet
Commercial	$70,854	$64,569	9.7%	$10,352	$9,848	5.1%
Commercial real estate	21,193	20,506	3.4	18,224	17,917	1.7
Residential mortgages	8	8	–	53,402	50,007	6.8
Credit card	–	–	–	–	–	–
Other retail	2	2	–	50,251	46,964	7.0
Total loans, excluding covered loans	92,057	85,085	8.2	132,229	124,736	6.0
Covered loans	–	–	–	4,196	4,934	(15.0)
Total loans	92,057	85,085	8.2	136,425	129,670	5.2
Goodwill	1,647	1,647	–	3,681	3,681	–
Other intangible assets	17	20	(15.0)	2,421	2,594	(6.7)
Assets	100,575	93,421	7.7	151,754	146,554	3.5
Noninterest-bearing deposits	36,849	36,345	1.4	27,544	25,829	6.6
Interest checking	8,615	7,445	15.7	43,587	39,930	9.2
Savings products	42,284	28,095	50.5	57,465	53,753	6.9
Time deposits	13,078	15,027	(13.0)	14,273	15,828	(9.8)
Total deposits	100,826	86,912	16.0	142,869	135,340	5.6
Total U.S. Bancorp shareholders’ equity	8,996	8,309	8.3	11,192	10,892	2.8
*	Not meaningful

Wealth Management and Securities Services			Payment Services			Treasury and Corporate Support			Consolidated Company
2016	2015	Percent Change	2016	2015	Percent Change	2016	2015	Percent Change	2016	2015	Percent Change

$537	$355	51.3%	$2,140	$1,930	10.9%	$2,062	$2,347	(12.1)%	$11,731	$11,214	4.6%
1,589	1,475	7.7	3,562	3,371	5.7	980	869	12.8	9,555	9,092	5.1
–	–	–	–	–	–	20	–	*	22	–	*
2,126	1,830	16.2	5,702	5,301	7.6	3,062	3,216	(4.8)	21,308	20,306	4.9
1,510	1,422	6.2	2,656	2,521	5.4	915	693	32.0	11,497	10,757	6.9
24	28	(14.3)	119	102	16.7	–	–	–	179	174	2.9
1,534	1,450	5.8	2,775	2,623	5.8	915	693	32.0	11,676	10,931	6.8
592	380	55.8	2,927	2,678	9.3	2,147	2,523	(14.9)	9,632	9,375	2.7
(4)	–	*	869	787	10.4	1	(17)	*	1,324	1,132	17.0
596	380	56.8	2,058	1,891	8.8	2,146	2,540	(15.5)	8,308	8,243	.8
217	138	57.2	750	687	9.2	120	237	(49.4)	2,364	2,310	2.3
379	242	56.6	1,308	1,204	8.6	2,026	2,303	(12.0)	5,944	5,933	.2
–	–	–	(32)	(31)	(3.2)	(24)	(23)	(4.3)	(56)	(54)	(3.7)
$379	$242	56.6	$1,276	$1,173	8.8	$2,002	$2,280	(12.2)	$5,888	$5,879	.2

$2,916	$2,322	25.6%	$7,535	$7,059	6.7%	$386	$285	35.4%	$92,043	$84,083	9.5%
520	569	(8.6)	–	–	–	3,103	3,423	(9.3)	43,040	42,415	1.5
2,272	1,816	25.1	–	–	–	–	9	*	55,682	51,840	7.4
–	–	–	20,490	18,057	13.5	–	–	–	20,490	18,057	13.5
1,553	1,517	2.4	524	596	(12.1)	–	–	–	52,330	49,079	6.6
7,261	6,224	16.7	28,549	25,712	11.0	3,489	3,717	(6.1)	263,585	245,474	7.4
–	1	*	–	–	–	30	50	(40.0)	4,226	4,985	(15.2)
7,261	6,225	16.6	28,549	25,712	11.0	3,519	3,767	(6.6)	267,811	250,459	6.9
1,566	1,567	(.1)	2,465	2,475	(.4)	–	–	–	9,359	9,370	(.1)
101	126	(19.8)	494	411	20.2	–	–	–	3,033	3,151	(3.7)
10,352	9,238	12.1	34,409	31,796	8.2	136,223	127,856	6.5	433,313	408,865	6.0
13,735	14,393	(4.6)	951	879	8.2	2,097	1,757	19.4	81,176	79,203	2.5
9,484	7,959	19.2	–	605	*	40	35	14.3	61,726	55,974	10.3
36,564	33,994	7.6	97	91	6.6	490	483	1.4	136,900	116,416	17.6
3,876	3,343	15.9	–	–	–	1,781	1,360	31.0	33,008	35,558	(7.2)
63,659	59,689	6.7	1,048	1,575	(33.5)	4,408	3,635	21.3	312,810	287,151	8.9
2,382	2,312	3.0	6,390	5,868	8.9	18,379	17,432	5.4	47,339	44,813	5.6

Noninterest expense increased $152 million (5.8 percent) in 2016, compared with 2015, reflecting higher compensation expense due to merit increases and higher staffing to support business investment and compliance programs, higher net shared services expense, as well as higher technology and communications expense, postage, printing and supplies expense, and other intangibles expense, which were impacted by card portfolio acquisitions. The increase in 2016 noninterest expense was partially offset by the impact of a 2015 regulatory item. The provision for credit losses increased $82 million (10.4 percent) in 2016, compared with 2015, due to an unfavorable change in the reserve allocation due to portfolio growth along with higher net charge-offs.

Treasury and Corporate Support Treasury and Corporate Support includes the Company’s investment portfolios, funding, capital management, interest rate risk management, income taxes not allocated to the business lines, including most investments in tax-advantaged projects, and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis. Treasury and Corporate Support recorded net income of $2.0 billion in 2016, compared with $2.3 billion in 2015.

Net revenue decreased $154 million (4.8 percent) in 2016, compared with 2015. Net interest income, on a taxable-equivalent basis, decreased $285 million (12.1 percent) in 2016, compared with 2015, principally due to the impact of higher margin benefits on deposits credited to the business lines and the issuance of long-term debt, partially offset by growth in the investment portfolio. Noninterest income increased $131 million (15.1 percent) in 2016, compared with 2015, mainly due to the Visa Europe sale and the impact of the 2015 student loan market valuation adjustment, partially offset by lower equity investment income and the impact of a gain on the sale of a deposit portfolio in 2015.

Noninterest expense increased $222 million (32.0 percent) in 2016, compared with 2015, principally due to higher compensation expense, reflecting the impact of merit increases and higher variable compensation along with increased staffing, higher professional services expense primarily due to compliance programs and implementation costs of capital investments to support business growth, an increase in reserves related to legal and regulatory matters and a 2016 charitable contribution, partially offset by lower net shared services expense.

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

These capital measures are viewed by management as useful additional methods of reflecting the level of capital available to withstand unexpected market or economic conditions. Additionally, presentation of these measures allows investors, analysts and banking regulators to assess the Company’s capital position relative to other financial services companies. These measures differ from currently effective capital ratios defined by banking regulations principally in that the numerator of the currently effective ratios, which are subject to certain transitional provisions, temporarily excludes a portion of unrealized gains and losses related to available-for-sale securities and retirement plan obligations, and includes a portion of capital related to intangible assets, other than MSRs. These capital measures are not defined in generally accepted accounting principles (“GAAP”), or are not currently effective or defined in federal banking regulations. As a result, these capital measures disclosed by the Company may be considered non-GAAP financial measures.

The Company also discloses net interest income and related ratios and analysis on a taxable-equivalent basis, which may also be considered non-GAAP financial measures. The Company believes this presentation to be the preferred industry measurement of net interest income as it provides a relevant comparison of net interest income arising from taxable and tax-exempt sources. In addition, certain performance measures, including the efficiency ratio and net interest margin utilize net interest income on a taxable-equivalent basis.

There may be limits in the usefulness of these measures to investors. As a result, the Company encourages readers to consider the consolidated financial statements and other financial information contained in this report in their entirety, and not to rely on any single financial measure.

The following table shows the Company’s calculation of these Non-GAAP financial measures:

At December 31 (Dollars in Millions)	2016	2015	2014	2013	2012
Total equity	$47,933	$46,817	$44,168	$41,807	$40,267
Preferred stock	(5,501)	(5,501)	(4,756)	(4,756)	(4,769)
Noncontrolling interests	(635)	(686)	(689)	(694)	(1,269)
Goodwill (net of deferred tax liability)(1)	(8,203)	(8,295)	(8,403)	(8,343)	(8,351)
Intangible assets, other than mortgage servicing rights	(712)	(838)	(824)	(849)	(1,006)

Tangible common equity(a)	32,882	31,497	29,496	27,165	24,872
Tangible common equity (as calculated above)	32,882	31,497	29,496	27,165	24,872
Adjustments(2)	(55)	67	172	224	126

Common equity tier 1 capital estimated for the Basel III fully implemented standardized and advanced approaches(3)(b)	32,827	31,564	29,668	27,389	24,998
Tier 1 capital, determined in accordance with prescribed regulatory requirements using Basel I definition				33,386	31,203
Preferred stock				(4,756)	(4,769)
Noncontrolling interests, less preferred stock not eligible for Tier 1 capital				(688)	(685)

Tier 1 common equity using Basel 1 definition(c)				27,942	25,749
Total assets	445,964	421,853	402,529	364,021	353,855
Goodwill (net of deferred tax liability)(1)	(8,203)	(8,295)	(8,403)	(8,343)	(8,351)
Intangible assets, other than mortgage servicing rights	(712)	(838)	(824)	(849)	(1,006)

Tangible assets(d)	437,049	412,720	393,302	354,829	344,498
Risk-weighted assets, determined in accordance with prescribed transitional standardized approach regulatory requirements(4)(e)	358,237	341,360	317,398	297,919	287,611
Adjustments(5)	4,027	3,892	11,110	13,712	21,233

Risk-weighted assets estimated for the Basel III fully implemented standardized approach(3)(f)	362,264	345,252	328,508	311,631	308,844
Risk-weighted assets, determined in accordance with prescribed transitional advanced approaches regulatory requirements	277,141	261,668	248,596
Adjustments(6)	4,295	4,099	3,270

Risk-weighted assets estimated for the Basel III fully implemented advanced approaches(g)	281,436	265,767	251,866

Ratios
Tangible common equity to tangible assets(a)/(d)	7.5%	7.6%	7.5%	7.7%	7.2%
Tangible common equity to risk-weighted assets(a)/(e)	9.2	9.2	9.3	9.1	8.6
Tier 1 common equity to risk-weighted assets using Basel I definition(c)/(e)				9.4	9.0
Common equity tier 1 capital to risk-weighted assets estimated for the Basel III fully implemented standardized approach(b)/(f)(3)	9.1	9.1	9.0	8.8	8.1
Common equity tier 1 capital to risk-weighted assets estimated for the Basel III fully implemented advanced approaches(b)/(g)	11.7	11.9	11.8

	Three Months Ended December 31		Year Ended December 31
	2016	2015	2016	2015	2014	2013	2012
Net interest income	$2,955	$2,819	$11,528	$11,001	$10,775	$10,604	$10,745
Taxable-equivalent adjustment(7)	49	52	203	213	222	224	224
Net interest income, on a taxable-equivalent basis	3,004	2,871	11,731	11,214	10,997	10,828	10,969
Net interest income, on a taxable-equivalent basis (as calculated above)	3,004	2,871	11,731	11,214	10,997	10,828	10,969
Noninterest income	2,431	2,340	9,577	9,092	9,164	8,774	9,319
Less: Securities gains (losses), net	6	1	22	–	3	9	(15)
Total net revenue, excluding net securities gains (losses)(h)	5,429	5,210	21,286	20,306	20,158	19,593	20,303
Noninterest expense(i)	3,004	2,809	11,676	10,931	10,715	10,274	10,456
Efficiency ratio(i)/(h)	55.3%	53.9%	54.9%	53.8%	53.2%	52.4%	51.5%
(1)	Includes goodwill related to certain investments in unconsolidated financial institutions per prescribed regulatory requirements beginning March 31, 2014.
(2)	Includes net losses on cash flow hedges included in accumulated other comprehensive income (loss) and other adjustments.
(3)	December 31, 2016, 2015, 2014 and 2013, calculated using final rules for the Basel III fully implemented standardized approach; December 31, 2012, calculated using proposed rules for the Basel III fully implemented standardized approach released June 2012.
(4)	December 31, 2016, 2015 and 2014, calculated under the Basel III transitional standardized approach; all other periods calculated under Basel I.
(5)	Includes higher risk-weighting for unfunded loan commitments, investment securities, residential mortgages, MSRs and other adjustments.
(6)	Primarily reflects higher risk-weighting for MSRs.
(7)	Utilizes a tax rate of 35 percent for those assets and liabilities whose income or expense is not included for federal income tax purposes.

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

Allowance for Credit Losses The allowance for credit losses is established to provide for probable and estimable losses incurred in the Company’s credit portfolio. The methods utilized to estimate the allowance for credit losses, key assumptions and quantitative and qualitative information considered by management in determining the appropriate allowance for credit losses are discussed in the “Credit Risk Management” section.

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

Given the many subjective factors affecting the credit portfolio, changes in the allowance for credit losses may not directly coincide with changes in the risk ratings of the credit portfolio reflected in the risk rating process. This is in part due to the timing of the risk rating process in relation to changes in the business cycle, the exposure and mix of loans within risk rating categories, levels of nonperforming loans and the timing of charge-offs and recoveries. For example, the amount of loans within specific risk ratings may change, providing a leading indicator of changing credit quality, while nonperforming loans and net charge-offs may be slower to reflect changes. Also, inherent loss ratios, determined through migration analysis and historical loss performance over the estimated business cycle of a loan, may not change to the same degree as net charge-offs. Because risk ratings and inherent loss ratios primarily drive the allowance specifically allocated to commercial lending segment loans, the degree of change in the commercial lending allowance may differ from the level of changes in nonperforming loans and net charge-offs. Also, management would maintain an appropriate allowance for credit losses by updating allowance rates to reflect changes in economic uncertainty or business cycle conditions.

Some factors considered in determining the appropriate allowance for credit losses are quantifiable while other factors require qualitative judgment. Management conducts an analysis with respect to the accuracy of risk ratings and the volatility of inherent losses, and utilizes this analysis along with qualitative factors that can affect the precision of credit loss estimates, including economic conditions, such as changes in unemployment or bankruptcy rates, and concentration risks, such as risks associated with specific industries, collateral valuations, and loans to highly leveraged enterprises, in determining the overall level of the allowance for credit losses. The Company’s determination of the allowance for commercial lending segment loans is sensitive to the assigned credit risk ratings and inherent loss rates at December 31, 2016. In the event that 10 percent of period ending loan balances (including unfunded commitments) within each risk category of this segment of the loan portfolio experienced downgrades of two risk categories, the allowance for credit losses would increase by approximately $252 million at December 31, 2016. The Company believes the allowance for credit losses appropriately considers the imprecision in estimating credit losses based on credit risk ratings and inherent loss rates but actual losses may differ from those estimates. In the event that inherent loss or estimated loss rates for commercial lending segment loans increased by 10 percent, the allowance for credit losses would increase by approximately $181 million at December 31, 2016. The Company’s determination of the allowance for consumer lending segment loans is sensitive to changes in estimated loss rates and estimated impairments on restructured loans. In the event that estimated losses for this segment of the loan portfolio increased by 10 percent, the allowance for credit losses would increase by approximately $170 million at December 31, 2016. Because several quantitative and qualitative factors are considered in determining the allowance for credit losses, these sensitivity analyses do not necessarily reflect the nature and extent of future changes in the allowance for credit losses. They are intended to provide insights into the impact of adverse changes in risk rating and inherent losses and do not imply any expectation of future deterioration in the risk rating or loss rates. Given current processes employed by the Company, management believes the risk ratings and inherent loss rates currently assigned are appropriate. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions that could be significant to the Company’s financial statements. Refer to the “Analysis and Determination of the Allowance for Credit Losses” section for further information.

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

On an ongoing basis, the accounting for purchased loans and related indemnification assets follows applicable authoritative accounting guidance for purchased non-impaired loans and purchased impaired loans. Refer to Notes 1 and 5 of the Notes to Consolidated Financial Statements for additional information. In addition, refer to the “Analysis and Determination of the Allowance for Credit Losses” section for information on the determination of the required allowance for credit losses, if any, for these loans.

Mortgage Servicing Rights MSRs are capitalized as separate assets when loans are sold and servicing is retained, or may be purchased from others. The Company records MSRs at fair value. Because MSRs do not trade in an active market with readily observable prices, the Company determines the fair value by estimating the present value of the asset’s future cash flows utilizing market-based prepayment rates, option adjusted spread, and other assumptions validated through comparison to trade information, industry surveys and independent third party valuations. Changes in the fair value of MSRs are recorded in earnings during the period in which they occur. Risks inherent in the MSRs’ valuation include higher than expected prepayment rates and/or delayed receipt of cash flows. The Company utilizes derivatives, including interest rate swaps, swaptions, forward commitments to buy TBAs, U.S. Treasury and Eurodollar futures and options on U.S. Treasury futures, to mitigate the valuation risk. Refer to Notes 9 and 21 of the Notes to Consolidated Financial Statements for additional information on the assumptions used in determining the fair value of MSRs and an analysis of the sensitivity to changes in interest rates of the fair value of the MSRs portfolio and the related derivative instruments used to mitigate the valuation risk.

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

In assessing the fair value of reporting units, the Company considers the stage of the current business cycle and potential changes in market conditions in estimating the timing and extent of future cash flows. Also, management often utilizes other information to validate the reasonableness of its valuations, including public market comparables, and multiples of recent mergers and acquisitions of similar businesses. Valuation multiples may be based on revenue, price-to-earnings and tangible capital ratios of comparable public companies and business segments. These multiples may be adjusted to consider competitive differences, including size, operating leverage and other factors. The carrying amount of a reporting unit is determined based on the amount of equity required for the reporting unit’s activities, considering the specific assets and liabilities of the reporting unit. The Company determines the amount of equity for each reporting unit on a risk-adjusted basis considering economic and regulatory capital requirements, capital markets activity in the Company’s Wholesale Banking and Commercial Real Estate segment and includes deductions and limitations related to certain types of assets including MSRs and purchased credit card relationship intangibles. The Company does not assign corporate assets and liabilities to reporting units that do not relate to the operations of the reporting unit or are not considered in determining the fair value of the reporting unit. These assets and liabilities primarily relate to the Company’s investment securities portfolio and other investments (including direct equity investments, bank-owned life insurance and tax-advantaged investments) and corporate debt and other funding liabilities. In the most recent goodwill impairment test, the portion of the Company’s total equity allocated to the Treasury and Corporate Support operating segment included approximately $2 billion in excess of the economic and regulatory capital requirements of that segment.

The Company’s annual assessment of potential goodwill impairment was completed during the second quarter of 2016. Based on the results of this assessment, no goodwill impairment was recognized. The Company continues to monitor goodwill and other intangible assets for impairment indicators throughout the year.

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

The annual report of the Company’s management on internal control over financial reporting is provided on page 72. The attestation report of Ernst & Young LLP, the Company’s independent accountants, regarding the Company’s internal control over financial reporting is provided on page 74.

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

Management assessed the effectiveness of the Company’s system of internal control over financial reporting as of December 31, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control-Integrated Framework (2013 framework). Based on our assessment and those criteria, management believes the Company designed and maintained effective internal control over financial reporting as of December 31, 2016.

The Company’s independent accountants, Ernst & Young LLP, have been engaged to render an independent professional opinion on the financial statements and issue an attestation report on the Company’s internal control over financial reporting. Their opinion on the financial statements appearing on page 73 and their attestation on internal control over financial reporting appearing on page 74 are based on procedures conducted in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of U.S. Bancorp:

We have audited the accompanying consolidated balance sheets of U.S. Bancorp as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of U.S. Bancorp’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of U.S. Bancorp at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), U.S. Bancorp’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 23, 2017 expressed an unqualified opinion thereon.

Minneapolis, Minnesota

February 23, 2017

Report of Independent Registered Public Accounting Firm

on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of U.S. Bancorp:

We have audited U.S. Bancorp’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). U.S. Bancorp’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on U.S. Bancorp’s internal control over financial reporting based on our audit.

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

In our opinion, U.S. Bancorp maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of U.S. Bancorp as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016 and our report dated February 23, 2017 expressed an unqualified opinion thereon.

Minneapolis, Minnesota

February 23, 2017

Consolidated Financial Statements and Notes Table of Contents

U.S. Bancorp

Consolidated Balance Sheet

At December 31 (Dollars in Millions)	2016	2015

Assets
Cash and due from banks	$15,705	$11,147
Investment securities
Held-to-maturity (fair value $42,435 and $43,493, respectively)	42,991	43,590
Available-for-sale ($755 and $1,018 pledged as collateral, respectively)(a)	66,284	61,997
Loans held for sale (including $4,822 and $3,110 of mortgage loans carried at fair value, respectively)	4,826	3,184
Loans
Commercial	93,386	88,402
Commercial real estate	43,098	42,137
Residential mortgages	57,274	53,496
Credit card	21,749	21,012
Other retail	53,864	51,206

Total loans, excluding covered loans	269,371	256,253
Covered loans	3,836	4,596

Total loans	273,207	260,849
Less allowance for loan losses	(3,813)	(3,863)

Net loans	269,394	256,986
Premises and equipment	2,443	2,513
Goodwill	9,344	9,361
Other intangible assets	3,303	3,350
Other assets (including $314 and $121 of trading securities at fair value pledged as collateral, respectively)(a)	31,674	29,725

Total assets	$445,964	$421,853

Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$86,097	$83,766
Interest-bearing(b)	248,493	216,634

Total deposits	334,590	300,400
Short-term borrowings	13,963	27,877
Long-term debt	33,323	32,078
Other liabilities	16,155	14,681

Total liabilities	398,031	375,036
Shareholders’ equity
Preferred stock	5,501	5,501
Common stock, par value $0.01 a share — authorized: 4,000,000,000 shares; issued: 2016 and 2015 — 2,125,725,742 shares	21	21
Capital surplus	8,440	8,376
Retained earnings	50,151	46,377
Less cost of common stock in treasury: 2016 — 428,813,585 shares; 2015 — 380,534,801 shares	(15,280)	(13,125)
Accumulated other comprehensive income (loss)	(1,535)	(1,019)

Total U.S. Bancorp shareholders’ equity	47,298	46,131
Noncontrolling interests	635	686

Total equity	47,933	46,817

Total liabilities and equity	$445,964	$421,853
(a)	Includes only collateral pledged by the Company where counterparties have the right to sell or pledge the collateral.
(b)	lncludes time deposits greater than $250,000 balances of $3.0 billion and $2.6 billion at December 31, 2016 and 2015, respectively.
See	Notes to Consolidated Financial Statements.

U.S. Bancorp

Consolidated Statement of Income

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2016	2015	2014

Interest Income
Loans	$10,810	$10,059	$10,113
Loans held for sale	154	206	128
Investment securities	2,078	2,001	1,866
Other interest income	125	136	121

Total interest income	13,167	12,402	12,228

Interest Expense
Deposits	622	457	465
Short-term borrowings	263	245	263
Long-term debt	754	699	725

Total interest expense	1,639	1,401	1,453

Net interest income	11,528	11,001	10,775
Provision for credit losses	1,324	1,132	1,229

Net interest income after provision for credit losses	10,204	9,869	9,546

Noninterest Income
Credit and debit card revenue	1,177	1,070	1,021
Corporate payment products revenue	712	708	724
Merchant processing services	1,592	1,547	1,511
ATM processing services	338	318	321
Trust and investment management fees	1,427	1,321	1,252
Deposit service charges	725	702	693
Treasury management fees	583	561	545
Commercial products revenue	871	867	854
Mortgage banking revenue	979	906	1,009
Investment products fees	158	185	191
Securities gains (losses), net
Realized gains (losses), net	27	1	11
Total other-than-temporary impairment	(6)	(1)	(7)
Portion of other-than-temporary impairment recognized in other comprehensive income	1	–	(1)

Total securities gains (losses), net	22	–	3
Other	993	907	1,040

Total noninterest income	9,577	9,092	9,164

Noninterest Expense
Compensation	5,212	4,812	4,523
Employee benefits	1,119	1,167	1,041
Net occupancy and equipment	988	991	987
Professional services	502	423	414
Marketing and business development	435	361	382
Technology and communications	955	887	863
Postage, printing and supplies	311	297	328
Other intangibles	179	174	199
Other	1,975	1,819	1,978

Total noninterest expense	11,676	10,931	10,715

Income before income taxes	8,105	8,030	7,995
Applicable income taxes	2,161	2,097	2,087

Net income	5,944	5,933	5,908
Net (income) loss attributable to noncontrolling interests	(56)	(54)	(57)

Net income attributable to U.S. Bancorp	$5,888	$5,879	$5,851

Net income applicable to U.S. Bancorp common shareholders	$5,589	$5,608	$5,583

Earnings per common share	$3.25	$3.18	$3.10
Diluted earnings per common share	$3.24	$3.16	$3.08
Dividends declared per common share	$1.070	$1.010	$.965
Average common shares outstanding	1,718	1,764	1,803
Average diluted common shares outstanding	1,724	1,772	1,813
See	Notes to Consolidated Financial Statements.

U.S. Bancorp

Consolidated Statement of Comprehensive Income

Year Ended December 31 (Dollars in Millions)	2016	2015	2014
Net income	$5,944	$5,933	$5,908

Other Comprehensive Income (Loss)
Changes in unrealized gains and losses on securities available-for-sale	(858)	(457)	764
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	(1)	–	1
Changes in unrealized gains and losses on derivative hedges	74	(25)	(41)
Foreign currency translation	(28)	20	(4)
Changes in unrealized gains and losses on retirement plans	(255)	(142)	(733)
Reclassification to earnings of realized gains and losses	247	393	297
Income taxes related to other comprehensive income (loss)	305	88	(109)

Total other comprehensive income (loss)	(516)	(123)	175

Comprehensive income	5,428	5,810	6,083
Comprehensive (income) loss attributable to noncontrolling interests	(56)	(54)	(57)

Comprehensive income attributable to U.S. Bancorp	$5,372	$5,756	$6,026
See	Notes to Consolidated Financial Statements.

U.S. Bancorp

Consolidated Statement of Shareholders’ Equity

	U.S. Bancorp Shareholders
(Dollars and Shares in Millions)	Common Shares Outstanding	Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total U.S. Bancorp Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance December 31, 2013	1,825	$4,756	$21	$8,216	$38,667	$(9,476)	$(1,071)	$41,113	$694	$41,807
Net income (loss)					5,851			5,851	57	5,908
Other comprehensive income (loss)							175	175		175
Preferred stock dividends					(243)			(243)		(243)
Common stock dividends					(1,745)			(1,745)		(1,745)
Issuance of common and treasury stock	15			(13)		493		480		480
Purchase of treasury stock	(54)					(2,262)		(2,262)		(2,262)
Distributions to noncontrolling interests								–	(59)	(59)
Net other changes in noncontrolling interests								–	(3)	(3)
Stock option and restricted stock grants				110				110		110

Balance December 31, 2014	1,786	$4,756	$21	$8,313	$42,530	$(11,245)	$(896)	$43,479	$689	$44,168

Net income (loss)					5,879			5,879	54	5,933
Other comprehensive income (loss)							(123)	(123)		(123)
Preferred stock dividends					(247)			(247)		(247)
Common stock dividends					(1,785)			(1,785)		(1,785)
Issuance of preferred stock		745						745		745
Issuance of common and treasury stock	11			(55)		366		311		311
Purchase of treasury stock	(52)					(2,246)		(2,246)		(2,246)
Distributions to noncontrolling interests								–	(55)	(55)
Net other changes in noncontrolling interests								–	(2)	(2)
Stock option and restricted stock grants				118				118		118

Balance December 31, 2015	1,745	$5,501	$21	$8,376	$46,377	$(13,125)	$(1,019)	$46,131	$686	$46,817

Net income (loss)					5,888			5,888	56	5,944
Other comprehensive income (loss)							(516)	(516)		(516)
Preferred stock dividends					(281)			(281)		(281)
Common stock dividends					(1,842)			(1,842)		(1,842)
Issuance of common and treasury stock	13			(71)		445		374		374
Purchase of treasury stock	(61)					(2,600)		(2,600)		(2,600)
Distributions to noncontrolling interests								–	(56)	(56)
Purchase of noncontrolling interests				1	9			10	(50)	(40)
Net other changes in noncontrolling interests								–	(1)	(1)
Stock option and restricted stock grants				134				134		134

Balance December 31, 2016	1,697	$5,501	$21	$8,440	$50,151	$(15,280)	$(1,535)	$47,298	$635	$47,933
See	Notes to Consolidated Financial Statements.

U.S. Bancorp

Consolidated Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2016	2015	2014

Operating Activities
Net income attributable to U.S. Bancorp	$5,888	$5,879	$5,851
Adjustments to reconcile net income to net cash provided by operating activities
Provision for credit losses	1,324	1,132	1,229
Depreciation and amortization of premises and equipment	291	307	302
Amortization of intangibles	179	174	199
(Gain) loss on sale of loans held for sale	(954)	(993)	(801)
(Gain) loss on sale of securities and other assets	(617)	(403)	(595)
Loans originated for sale in the secondary market, net of repayments	(42,867)	(43,312)	(30,858)
Proceeds from sales of loans held for sale	41,605	45,211	29,962
Other, net	487	787	43

Net cash provided by operating activities	5,336	8,782	5,332

Investing Activities
Proceeds from sales of available-for-sale investment securities	9,877	690	475
Proceeds from maturities of held-to-maturity investment securities	9,733	10,567	9,479
Proceeds from maturities of available-for-sale investment securities	14,625	13,395	7,212
Purchases of held-to-maturity investment securities	(9,171)	(9,234)	(15,597)
Purchases of available-for-sale investment securities	(29,684)	(20,502)	(21,752)
Net increase in loans outstanding	(13,383)	(11,788)	(12,873)
Proceeds from sales of loans	2,604	1,723	1,657
Purchases of loans	(2,881)	(4,475)	(2,355)
Acquisitions, net of cash acquired	–	–	3,436
Other, net	322	(1,526)	506

Net cash used in investing activities	(17,958)	(21,150)	(29,812)

Financing Activities
Net increase in deposits	34,192	18,290	15,822
Net increase (decrease) in short-term borrowings	(13,914)	(2,016)	2,285
Proceeds from issuance of long-term debt	10,715	5,067	16,394
Principal payments or redemption of long-term debt	(9,495)	(5,311)	(4,128)
Proceeds from issuance of preferred stock	–	745	–
Proceeds from issuance of common stock	355	295	453
Repurchase of common stock	(2,556)	(2,190)	(2,200)
Cash dividends paid on preferred stock	(267)	(242)	(243)
Cash dividends paid on common stock	(1,810)	(1,777)	(1,726)
Purchase of noncontrolling interests	(40)	–	–

Net cash provided by financing activities	17,180	12,861	26,657

Change in cash and due from banks	4,558	493	2,177
Cash and due from banks at beginning of year	11,147	10,654	8,477

Cash and due from banks at end of year	$15,705	$11,147	$10,654

Supplemental Cash Flow Disclosures
Cash paid for income taxes	$595	$742	$748
Cash paid for interest	1,591	1,434	1,476
Net noncash transfers to foreclosed property	156	204	199
Acquisitions
Assets (sold) acquired	$–	$–	$1,376
Liabilities sold (assumed)	–	–	(4,797)

Net	$–	$–	$(3,421)
See	Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1 Significant Accounting Policies

U.S. Bancorp is a multi-state financial services holding company headquartered in Minneapolis, Minnesota. U.S. Bancorp and its subsidiaries (the “Company”) provide a full range of financial services, including lending and depository services through banking offices principally in the Midwest and West regions of the United States. The Company also engages in credit card, merchant, and ATM processing, mortgage banking, cash management, capital markets, insurance, trust and investment management, brokerage, and leasing activities, principally in domestic markets.

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

Wholesale Banking and Commercial Real Estate Wholesale Banking and Commercial Real Estate offers lending, equipment finance and small-ticket leasing, depository services, treasury management, capital markets services, international trade services and other financial services to middle market, large corporate, commercial real estate, financial institution, non-profit and public sector clients.

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

Treasury and Corporate Support Treasury and Corporate Support includes the Company’s investment portfolios, funding, capital management, interest rate risk management, income taxes not allocated to business lines, including most investments in tax-advantaged projects, and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis.

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

Available-for-sale Securities These securities are not trading securities but may be sold before maturity in response to changes in the Company’s interest rate risk profile, funding needs, demand for collateralized deposits by public entities or other reasons. Available-for-sale securities are carried at fair value with unrealized net gains or losses reported within other comprehensive income (loss). Declines in fair value for credit-related other-than-temporary impairment, if any, are reported in noninterest income.

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

Commitments to Extend Credit Unfunded commitments for residential mortgage loans intended to be held for sale are considered derivatives and recorded in other assets and other liabilities on the Consolidated Balance Sheet at fair value with changes in fair value recorded in noninterest income. All other unfunded loan commitments are not considered derivatives and are not reported on the Consolidated Balance Sheet. For loans purchased after January 1, 2009, the fair value of the unfunded credit commitments is generally considered in the determination of the fair value of the loans recorded at the date of acquisition. Reserves for credit exposure on all other unfunded credit commitments are recorded in other liabilities.

Allowance for Credit Losses The allowance for credit losses is established for probable and estimable losses incurred in the Company’s loan and lease portfolio, including unfunded credit commitments, and includes certain amounts that do not represent loss exposure to the Company because those losses are recoverable under loss sharing agreements with the FDIC. The allowance for credit losses is increased through provisions charged to operating earnings and reduced by net charge-offs. Management evaluates the allowance each quarter to ensure it appropriately reserves for incurred losses.

The allowance recorded for loans in the commercial lending segment is based on reviews of individual credit relationships and considers the migration analysis of commercial lending segment loans and actual loss experience. In the migration analysis applied to risk rated loan portfolios, the Company currently examines up to a 16-year period of loss experience. For each loan type, this historical loss experience is adjusted as necessary to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices or economic conditions. The results of the analysis are evaluated quarterly to confirm an appropriate historical time frame is selected for each commercial loan type. The allowance recorded for impaired loans greater than $5 million in the commercial lending segment is based on an individual loan analysis utilizing expected cash flows discounted using the original effective interest rate, the observable market price of the loan, or the fair value of the collateral, less selling costs, for collateral-dependent loans, rather than the migration analysis. The allowance recorded for all other commercial lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, bankruptcy experience, portfolio growth and historical losses, adjusted for current trends. The Company also considers the impacts of any loan modifications made to commercial lending segment loans and any subsequent payment defaults to its expectations of cash flows, principal balance, and current expectations about the borrower’s ability to pay in determining the allowance for credit losses.

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

The Company’s methodology for determining the appropriate allowance for credit losses for each loan segment also considers the imprecision inherent in the methodologies used. As a result, in addition to the amounts determined under the methodologies described above, management also considers the potential impact of other qualitative factors which include, but are not limited to, economic factors; geographic and other concentration risks; delinquency and nonaccrual trends; current business conditions; changes in lending policy, underwriting standards and other relevant business practices; results of internal review; and the regulatory environment. The consideration of these items results in adjustments to allowance amounts included in the Company’s allowance for credit losses for each of the above loan segments.

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

Credit Quality The credit quality of the Company’s loan portfolios is assessed as a function of net credit losses, levels of nonperforming assets and delinquencies, and credit quality ratings as defined by the Company.

For all loan classes, loans are considered past due based on the number of days delinquent except for monthly amortizing loans which are classified delinquent based upon the number of contractually required payments not made (for example, two missed payments is considered 30 days delinquent). When a loan is placed on nonaccrual status, unpaid accrued interest is reversed, reducing interest income in the current period.

Commercial lending segment loans are generally placed on nonaccrual status when the collection of principal and interest has become 90 days past due or is otherwise considered doubtful. Commercial lending segment loans are generally fully or partially charged down to the fair value of the collateral securing the loan, less costs to sell, when the loan is placed on nonaccrual.

Consumer lending segment loans are generally charged-off at a specific number of days or payments past due. Residential mortgages and other retail loans secured by 1-4 family properties are generally charged down to the fair value of the collateral securing the loan, less costs to sell, at 180 days past due. Residential mortgage loans and lines in a first lien position are placed on nonaccrual status in instances where a partial charge-off occurs unless the loan is well secured and in the process of collection. Residential mortgage loans and lines in a junior lien position secured by 1-4 family properties are placed on nonaccrual status at 120 days past due or when they are behind a first lien that has become 180 days or greater past due or placed on nonaccrual status. Any secured consumer lending segment loan whose borrower has had debt discharged through bankruptcy, for which the loan amount exceeds the fair value of the collateral, is charged down to the fair value of the related collateral and the remaining balance is placed on nonaccrual status. Credit card loans continue to accrue interest until the account is charged off. Credit cards are charged off at 180 days past due. Other retail loans not secured by 1-4 family properties are charged-off at 120 days past due; and revolving consumer lines are charged off at 180 days past due. Similar to credit cards, other retail loans are generally not placed on nonaccrual status because of the relative short period of time to charge-off. Certain retail customers having financial difficulties may have the terms of their credit card and other loan agreements modified to require only principal payments and, as such, are reported as nonaccrual.

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

Modifications for the consumer lending segment are generally part of programs the Company has initiated. The Company participates in the United States Department of Treasury Home Affordable Modification Program (“HAMP”). HAMP gives qualifying homeowners an opportunity to permanently modify residential mortgage loans and achieve more affordable monthly payments, with the United States Department of Treasury compensating the Company for a portion of the reduction in monthly amounts due from borrowers participating in this program. The Company also modifies residential mortgage loans under Federal Housing Administration, United States Department of Veterans Affairs, or its own internal programs. Under these programs, the Company provides concessions to qualifying borrowers experiencing financial difficulties. The concessions may include adjustments to interest rates, conversion of adjustable rates to fixed rates, extension of maturity dates or deferrals of payments, capitalization of accrued interest and/or outstanding advances, or in limited situations, partial forgiveness of loan principal. In most instances, participation in residential mortgage loan restructuring programs requires the customer to complete a short-term trial period. A permanent loan modification is contingent on the customer successfully completing the trial period arrangement and the loan documents are not modified until that time. The Company reports loans in a trial period arrangement as TDRs and continues to report them as TDRs after the trial period.

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

Factors used by the Company in determining whether all principal and interest payments due on commercial and commercial real estate loans will be collected and, therefore, whether those loans are impaired include, but are not limited to, the financial condition of the borrower, collateral and/or guarantees on the loan, and the borrower’s estimated future ability to pay based on industry, geographic location and certain financial ratios. The evaluation of impairment on residential mortgages, credit card loans and other retail loans is primarily driven by delinquency status of individual loans or whether a loan has been modified, and considers any government guarantee where applicable. Individual covered loans, whose future losses are covered by loss sharing agreements with the FDIC that substantially reduce the risk of credit losses to the Company, are evaluated for impairment and accounted for in a manner consistent with the class of loan they would have been included in had the loss sharing coverage not been in place.

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

Other Real Estate Other real estate owned (“OREO”) is included in other assets, and is property acquired through foreclosure or other proceedings on defaulted loans. OREO is initially recorded at fair value, less estimated selling costs. The fair value of OREO is evaluated regularly and any decreases in value along with holding costs, such as taxes and insurance, are reported in noninterest expense.

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

All derivative instruments that qualify and are designated for hedge accounting are recorded at fair value and classified as either a hedge of the fair value of a recognized asset or liability (“fair value hedge”); a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow hedge”); or a hedge of the volatility of a net investment in foreign operations driven by changes in foreign currency exchange rates (“net investment hedge”). Changes in the fair value of a derivative that is highly effective and designated as a fair value hedge, and the offsetting changes in the fair value of the hedged item, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and designated as a cash flow hedge are recorded in other comprehensive income (loss) until cash flows of the hedged item are realized. Any change in fair value resulting from hedge ineffectiveness is immediately recorded in noninterest income. Changes in the fair value of net investment hedges that are highly effective are recorded in other comprehensive income (loss). The Company performs an assessment, at inception and, at a minimum, quarterly thereafter, to determine the effectiveness of the derivative in offsetting changes in the value or cash flows of the hedged item(s).

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

Mortgage Servicing Rights MSRs are capitalized as separate assets when loans are sold and servicing is retained or if they are purchased from others. MSRs are recorded at fair value. The Company determines the fair value by estimating the present value of the asset’s future cash flows utilizing market-based prepayment rates, option adjusted spread, and other assumptions validated through comparison to trade information, industry surveys and independent third party valuations. Changes in the fair value of MSRs are recorded in earnings as mortgage banking revenue during the period in which they occur.

Pensions For purposes of its pension plans, the Company utilizes its fiscal year-end as the measurement date. At the measurement date, plan assets are determined based on fair value, generally representing observable market prices or the net asset value provided by the funds’ trustee or administrator. The actuarial cost method used to compute the pension liabilities and related expense is the projected unit credit method. The projected benefit obligation is principally determined based on the present value of projected benefit distributions at an assumed discount rate. The discount rate utilized is based on the investment yield of high quality corporate bonds available in the marketplace with maturities equal to projected cash flows of future benefit payments as of the measurement date. Periodic pension expense (or income) includes service costs, interest costs based on the assumed discount rate, the expected return on plan assets based on an actuarially derived market-related value and amortization of actuarial gains and losses. Pension accounting reflects the long-term nature of benefit obligations and the investment horizon of plan assets, and can have the effect of reducing earnings volatility related to short-term changes in interest rates and market valuations. Actuarial gains and losses include the impact of plan amendments and various unrecognized gains and losses which are deferred and amortized over the future service periods of active employees. The market-related value utilized to determine the expected return on plan assets is based on fair value adjusted for the difference between expected returns and actual performance of plan assets. The unrealized difference between actual experience and expected returns is included in expense over a period of approximately fifteen years. The overfunded or underfunded status of the plans is recorded as an asset or liability on the Consolidated Balance Sheet, with changes in that status recognized through other comprehensive income (loss).

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

Per Share Calculations Earnings per common share is calculated by dividing net income applicable to U.S. Bancorp common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per common share is calculated by adjusting income and outstanding shares, assuming conversion of all potentially dilutive securities.

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

Accounting for Leases In February 2016, the FASB issued accounting guidance, effective for the Company on January 1, 2019, related to the accounting for leases. This guidance will require lessees to recognize all leases on the Consolidated Balance Sheet as lease assets and lease liabilities, with lessor accounting being largely unchanged. This guidance also requires additional disclosures regarding leasing arrangements. The Company expects the adoption of this guidance will not be material to its financial statements.

Financial Instruments – Credit Losses In June 2016, the FASB issued accounting guidance, effective for the Company no later than January 1, 2020, related to the impairment of financial instruments. This guidance changes existing impairment recognition to a model that is based on expected losses rather than incurred losses, which is intended to result in more timely recognition of credit losses. This guidance is also intended to reduce the complexity of current accounting guidance by decreasing the number of credit impairment models that entities use to account for debt instruments. The Company is currently evaluating the impact of this guidance on its financial statements.

NOTE 3 Restrictions on Cash and Due from	Banks

Banking regulators require bank subsidiaries to maintain minimum average reserve balances, either in the form of vault cash or reserve balances held with central banks or other financial institutions. The amount of required reserve balances were approximately $3.0 billion and $2.2 billion at December 31, 2016 and 2015, respectively, and primarily represent those required to be held at the Federal Reserve Bank. In addition to vault cash, the Company held balances at the Federal Reserve Bank and other financial institutions of $2.9 billion and $3.3 billion at December 31, 2016 and 2015, respectively, to meet these requirements. These balances are included in cash and due from banks on the Consolidated Balance Sheet.

NOTE 4 Investment Securities

The amortized cost, other-than-temporary impairment recorded in other comprehensive income (loss), gross unrealized holding gains and losses, and fair value of held-to-maturity and available-for-sale investment securities at December 31 were as follows:

	2016					2015
			Unrealized Losses					Unrealized Losses
(Dollars in Millions)	Amortized Cost	Unrealized Gains	Other-than- Temporary(e)	Other(f)	Fair Value	Amortized Cost	Unrealized Gains	Other-than- Temporary(e)	Other(f)	Fair Value
Held-to-maturity(a)
U.S. Treasury and agencies	$5,246	$12	$–	$(132)	$5,126	$2,925	$14	$–	$(20)	$2,919
Mortgage-backed securities
Residential
Agency	37,706	85	–	(529)	37,262	40,619	175	–	(273)	40,521
Non-agency non-prime(d)	1	–	–	–	1	1	–	–	–	1
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	–	5	–	–	5	–	6	–	–	6
Other	8	3	–	–	11	10	3	–	–	13
Obligations of state and political subdivisions	6	1	–	–	7	8	1	–	(1)	8
Obligations of foreign governments	9	–	–	–	9	9	–	–	–	9
Other debt securities	15	–	–	(1)	14	18	–	–	(2)	16
Total held-to-maturity	$42,991	$106	$–	$(662)	$42,435	$43,590	$199	$–	$(296)	$43,493
Available-for-sale(b)
U.S. Treasury and agencies	$17,314	$11	$–	$(198)	$17,127	$4,611	$12	$–	$(27)	$4,596
Mortgage-backed securities
Residential
Agency	43,558	225	–	(645)	43,138	50,056	384	–	(364)	50,076
Non-agency
Prime(c)	240	6	(3)	(1)	242	316	6	(3)	(1)	318
Non-prime(d)	178	20	(3)	–	195	221	20	(1)	–	240
Commercial agency	15	–	–	–	15	52	–	–	–	52
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	–	–	–	–	–	16	3	–	–	19
Other	475	8	–	–	483	532	9	–	–	541
Obligations of state and political subdivisions	5,167	55	–	(183)	5,039	5,149	169	–	(2)	5,316
Corporate debt securities	11	–	–	(2)	9	677	3	–	(70)	610
Perpetual preferred securities	–	–	–	–	–	153	20	–	(12)	161
Other investments	27	9	–	–	36	34	34	–	–	68
Total available-for-sale	$66,985	$334	$(6)	$(1,029)	$66,284	$61,817	$660	$(4)	$(476)	$61,997
(a)	Held-to-maturity investment securities are carried at historical cost or at fair value at the time of transfer from the available-for-sale to held-to-maturity category, adjusted for amortization of premiums and accretion of discounts and credit-related other-than-temporary impairment.
(b)	Available-for-sale investment securities are carried at fair value with unrealized net gains or losses reported within accumulated other comprehensive income (loss) in shareholders’ equity.
(c)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads). When the Company determines the designation, prime securities typically have a weighted-average credit score of 725 or higher and a loan-to-value of 80 percent or lower; however, other pool characteristics may result in designations that deviate from these credit score and loan-to-value thresholds.
(d)	Includes all securities not meeting the conditions to be designated as prime.
(e)	Represents impairment not related to credit for those investment securities that have been determined to be other-than-temporarily impaired.
(f)	Represents unrealized losses on investment securities that have not been determined to be other-than-temporarily impaired.

The weighted-average maturity of the available-for-sale investment securities was 5.1 years at December 31, 2016, compared with 4.7 years at December 31, 2015. The corresponding weighted-average yields were 2.06 percent and 2.21 percent, respectively. The weighted-average maturity of the held-to-maturity investment securities was 4.6 years at December 31, 2016, and 4.2 years at December 31, 2015. The corresponding weighted-average yields were 1.93 percent and 1.92 percent, respectively.

For amortized cost, fair value and yield by maturity date of held-to-maturity and available-for-sale investment securities outstanding at December 31, 2016, refer to Table 13 included in Management’s Discussion and Analysis, which is incorporated by reference into these Notes to Consolidated Financial Statements.

Investment securities with a fair value of $11.3 billion at December 31, 2016, and $13.1 billion at December 31, 2015, were pledged to secure public, private and trust deposits,

repurchase agreements and for other purposes required by contractual obligation or law. Included in these amounts were securities where the Company and certain counterparties have agreements granting the counterparties the right to sell or pledge the securities. Investment securities securing these types of arrangements had a fair value of $755 million at December 31, 2016, and $1.0 billion at December 31, 2015.

The following table provides information about the amount of interest income from taxable and non-taxable investment securities:

Year Ended December 31 (Dollars in Millions)	2016	2015	2014
Taxable	$1,878	$1,778	$1,634
Non-taxable	200	223	232
Total interest income from investment securities	$2,078	$2,001	$1,866

The following table provides information about the amount of gross gains and losses realized through the sales of available-for-sale investment securities:

Year Ended December 31 (Dollars in Millions)	2016	2015	2014
Realized gains	$93	$7	$11
Realized losses	(66)	(6)	–
Net realized gains (losses)	$27	$1	$11
Income tax (benefit) on net realized gains (losses)	$10	$–	$4

The Company conducts a regular assessment of its investment securities with unrealized losses to determine whether investment securities are other-than-temporarily impaired considering, among other factors, the nature of the investment securities, the credit ratings or financial condition of the issuer, the extent and duration of the unrealized loss, expected cash flows of underlying collateral, the existence of any government or agency guarantees, market conditions and whether the Company intends to sell or it is more likely than not the Company will be required to sell the investment securities. The Company determines other-than-temporary impairment recorded in earnings for debt securities not intended to be sold by estimating the future cash flows of each individual investment security, using market information where available, and discounting the cash flows at the original effective rate of the investment security. Other-than-temporary impairment recorded in other comprehensive income (loss) is measured as the difference between that discounted amount and the fair value of each investment security. The total amount of other-than-temporary impairment recorded was immaterial for the years ended December 31, 2016, 2015 and 2014.

Changes in the credit losses on debt securities are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2016	2015	2014
Balance at beginning of period	$84	$101	$116
Additions to Credit Losses Due to Other-than-temporary Impairments
Decreases in expected cash flows on securities for which other-than-temporary impairment was previously recognized	3	1	3
Total other-than-temporary impairment on debt securities	3	1	3
Other Changes in Credit Losses
Increases in expected cash flows	(2)	(3)	(5)
Realized losses(a)	(10)	(15)	(13)
Balance at end of period	$75	$84	$101
(a)	Primarily represents principal losses allocated to mortgage and asset-backed securities in the Company’s portfolio under the terms of the securitization transaction documents.

At December 31, 2016, certain investment securities had a fair value below amortized cost. The following table shows the gross unrealized losses and fair value of the Company’s investment securities with unrealized losses, aggregated by investment category and length of time the individual investment securities have been in continuous unrealized loss positions, at December 31, 2016:

	Less Than 12 Months		12 Months or Greater		Total
(Dollars in Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Held-to-maturity
U.S. Treasury and agencies	$3,662	$(132)	$–	$–	$3,662	$(132)
Residential agency mortgage-backed securities	26,937	(462)	2,132	(67)	29,069	(529)
Other asset-backed securities	–	–	5	–	5	–
Other debt securities	15	(1)	–	–	15	(1)
Total held-to-maturity	$30,614	$(595)	$2,137	$(67)	$32,751	$(662)
Available-for-sale
U.S. Treasury and agencies	$14,490	$(198)	$–	$–	$14,490	$(198)
Residential mortgage-backed securities
Agency	30,601	(552)	3,149	(93)	33,750	(645)
Non-agency(a)
Prime(b)	11	–	93	(4)	104	(4)
Non-prime(c)	18	(1)	12	(2)	30	(3)
Commercial agency	10	–	–	–	10	–
Other asset-backed securities	–	–	2	–	2	–
Obligations of state and political subdivisions	2,272	(183)	3	–	2,275	(183)
Corporate debt securities	–	–	9	(2)	9	(2)
Other investments	1	–	–	–	1	–
Total available-for-sale	$47,403	$(934)	$3,268	$(101)	$50,671	$(1,035)
(a)	The Company had $7 million of unrealized losses on residential non-agency mortgage-backed securities. Credit-related other-than-temporary impairment on these securities may occur if there is further deterioration in the underlying collateral pool performance. Borrower defaults may increase if economic conditions worsen. Additionally, deterioration in home prices may increase the severity of projected losses.
(b)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(c)	Includes all securities not meeting the conditions to be designated as prime.

The Company does not consider these unrealized losses to be credit-related. These unrealized losses primarily relate to changes in interest rates and market spreads subsequent to purchase. A substantial portion of investment securities that have unrealized losses are either U.S. Treasury and agencies, agency mortgage-backed or state and political securities. In general, the issuers of the investment securities are contractually prohibited from prepayment at less than par, and the Company did not pay significant purchase premiums for these investment securities. At December 31, 2016, the Company had no plans to sell investment securities with unrealized losses, and believes it is more likely than not it would not be required to sell such investment securities before recovery of their amortized cost.

NOTE 5 Loans and Allowance for Credit Losses

The composition of the loan portfolio at December 31, disaggregated by class and underlying specific portfolio type, was as follows:

(Dollars in Millions)	2016	2015

Commercial
Commercial	$87,928	$83,116
Lease financing	5,458	5,286

Total commercial	93,386	88,402

Commercial Real Estate
Commercial mortgages	31,592	31,773
Construction and development	11,506	10,364

Total commercial real estate	43,098	42,137

Residential Mortgages
Residential mortgages	43,632	40,425
Home equity loans, first liens	13,642	13,071

Total residential mortgages	57,274	53,496

Credit Card	21,749	21,012

Other Retail
Retail leasing	6,316	5,232
Home equity and second mortgages	16,369	16,384
Revolving credit	3,282	3,354
Installment	8,087	7,030
Automobile	17,571	16,587
Student	2,239	2,619

Total other retail	53,864	51,206

Total loans, excluding covered loans	269,371	256,253
Covered Loans	3,836	4,596

Total loans	$273,207	$260,849

The Company had loans of $84.5 billion at December 31, 2016, and $78.1 billion at December 31, 2015, pledged at the Federal Home Loan Bank, and loans of $66.5 billion at December 31, 2016, and $63.4 billion at December 31, 2015, pledged at the Federal Reserve Bank.

The majority of the Company’s loans are to borrowers in the states in which it has Consumer and Small Business Banking offices. Collateral for commercial loans may include marketable securities, accounts receivable, inventory, equipment and real estate. For details of the Company’s commercial portfolio by industry group and geography as of December 31, 2016 and 2015, see Table 7 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

For detail of the Company’s commercial real estate portfolio by property type and geography as of December 31, 2016 and 2015, see Table 8 included in Management’s Discussion and

Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements. Collateral for such loans may include the related property, marketable securities, accounts receivable, inventory and equipment.

Originated loans are reported at the principal amount outstanding, net of unearned interest and deferred fees and costs. Net unearned interest and deferred fees and costs amounted to $672 million at December 31, 2016, and $550 million at December 31, 2015. All purchased loans and related indemnification assets are recorded at fair value at the date of purchase. The Company evaluates purchased loans for impairment at the date of purchase in accordance with applicable authoritative accounting guidance. Purchased loans with evidence of credit deterioration since origination for which it is probable that all contractually required payments will not be collected are considered “purchased impaired loans.” All other purchased loans are considered “purchased nonimpaired loans.”

Changes in the accretable balance for purchased impaired loans for the years ended December 31, were as follows:

(Dollars in Millions)	2016	2015	2014
Balance at beginning of period	$957	$1,309	$1,655
Accretion	(392)	(382)	(441)
Disposals	(110)	(132)	(131)
Reclassifications from nonaccretable difference (a)	244	163	229
Other	(1)	(1)	(3)

Balance at end of period	$698	$957	$1,309
(a)	Primarily relates to changes in expected credit performance.

Allowance for Credit Losses The allowance for credit losses is established for probable and estimable losses incurred in the Company’s loan and lease portfolio, including unfunded credit commitments, and includes certain amounts that do not represent loss exposure to the Company because those losses are recoverable under loss sharing agreements with the FDIC.

Activity in the allowance for credit losses by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans, Excluding Covered Loans	Covered Loans	Total Loans
Balance at December 31, 2015	$1,287	$724	$631	$883	$743	$4,268	$38	$4,306
Add
Provision for credit losses	488	75	(61)	728	95	1,325	(1)	1,324
Deduct
Loans charged off	417	22	85	759	332	1,615	–	1,615
Less recoveries of loans charged off	(92)	(35)	(25)	(83)	(111)	(346)	–	(346)

Net loans charged off	325	(13)	60	676	221	1,269	–	1,269
Other changes(a)	–	–	–	(1)	–	(1)	(3)	(4)

Balance at December 31, 2016	$1,450	$812	$510	$934	$617	$4,323	$34	$4,357

Balance at December 31, 2014	$1,146	$726	$787	$880	$771	$4,310	$65	$4,375
Add
Provision for credit losses	361	(30)	(47)	654	193	1,131	1	1,132
Deduct
Loans charged off	314	22	135	726	319	1,516	–	1,516
Less recoveries of loans charged off	(95)	(50)	(26)	(75)	(98)	(344)	–	(344)

Net loans charged off	219	(28)	109	651	221	1,172	–	1,172
Other changes(a)	(1)	–	–	–	–	(1)	(28)	(29)

Balance at December 31, 2015	$1,287	$724	$631	$883	$743	$4,268	$38	$4,306

Balance at December 31, 2013	$1,075	$776	$875	$884	$781	$4,391	$146	$4,537
Add
Provision for credit losses	266	(63)	107	657	278	1,245	(16)	1,229
Deduct
Loans charged off	305	36	216	725	384	1,666	13	1,679
Less recoveries of loans charged off	(110)	(49)	(21)	(67)	(96)	(343)	(2)	(345)

Net loans charged off	195	(13)	195	658	288	1,323	11	1,334
Other changes(a)	–	–	–	(3)	–	(3)	(54)	(57)

Balance at December 31, 2014	$1,146	$726	$787	$880	$771	$4,310	$65	$4,375
(a)	Includes net changes in credit losses to be reimbursed by the FDIC and reductions in the allowance for covered loans where the reversal of a previously recorded allowance was offset by an associated decrease in the indemnification asset, and the impact of any loan sales.

Additional detail of the allowance for credit losses by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans, Excluding Covered Loans	Covered Loans	Total Loans

Allowance Balance at December 31, 2016 Related to
Loans individually evaluated for impairment(a)	$50	$4	$–	$–	$–	$54	$–	$54
TDRs collectively evaluated for impairment	12	4	180	65	20	281	1	282
Other loans collectively evaluated for impairment	1,388	798	330	869	597	3,982	–	3,982
Loans acquired with deteriorated credit quality	–	6	–	–	–	6	33	39

Total allowance for credit losses	$1,450	$812	$510	$934	$617	$4,323	$34	$4,357

Allowance Balance at December 31, 2015 Related to
Loans individually evaluated for impairment(a)	$11	$2	$–	$–	$–	$13	$–	$13
TDRs collectively evaluated for impairment	10	7	236	57	33	343	2	345
Other loans collectively evaluated for impairment	1,266	703	395	826	710	3,900	–	3,900
Loans acquired with deteriorated credit quality	–	12	–	–	–	12	36	48

Total allowance for credit losses	$1,287	$724	$631	$883	$743	$4,268	$38	$4,306
(a)	Represents the allowance for credit losses related to loans greater than $5 million classified as nonperforming or TDRs.

Additional detail of loan balances by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans, Excluding Covered Loans	Covered Loans(b)	Total Loans

December 31, 2016
Loans individually evaluated for impairment(a)	$623	$70	$–	$–	$–	$693	$–	$693
TDRs collectively evaluated for impairment	145	146	3,678	222	173	4,364	35	4,399
Other loans collectively evaluated for impairment	92,611	42,751	53,595	21,527	53,691	264,175	1,553	265,728
Loans acquired with deteriorated credit quality	7	131	1	–	–	139	2,248	2,387

Total loans	$93,386	$43,098	$57,274	$21,749	$53,864	$269,371	$3,836	$273,207

December 31, 2015
Loans individually evaluated for impairment(a)	$336	$41	$13	$–	$–	$390	$–	$390
TDRs collectively evaluated for impairment	138	235	4,241	210	211	5,035	35	5,070
Other loans collectively evaluated for impairment	87,927	41,566	49,241	20,802	50,995	250,531	2,059	252,590
Loans acquired with deteriorated credit quality	1	295	1	–	–	297	2,502	2,799

Total loans	$88,402	$42,137	$53,496	$21,012	$51,206	$256,253	$4,596	$260,849
(a)	Represents loans greater than $5 million classified as nonperforming or TDRs.
(b)	Includes expected reimbursements from the FDIC under loss sharing agreements.

Credit Quality The credit quality of the Company’s loan portfolios is assessed as a function of net credit losses, levels of nonperforming assets and delinquencies, and credit quality ratings as defined by the Company. These credit quality ratings are an important part of the Company’s overall credit risk management and evaluation of its allowance for credit losses.

The following table provides a summary of loans by portfolio class, including the delinquency status of those that continue to accrue interest, and those that are nonperforming:

	Accruing
(Dollars in Millions)	Current	30-89 Days Past Due	90 Days or More Past Due	Nonperforming	Total

December 31, 2016
Commercial	$92,588	$263	$52	$483	$93,386
Commercial real estate	42,922	44	8	124	43,098
Residential mortgages(a)	56,372	151	156	595	57,274
Credit card	21,209	284	253	3	21,749
Other retail	53,340	284	83	157	53,864

Total loans, excluding covered loans	266,431	1,026	552	1,362	269,371
Covered loans	3,563	55	212	6	3,836

Total loans	$269,994	$1,081	$764	$1,368	$273,207

December 31, 2015
Commercial	$87,863	$317	$48	$174	$88,402
Commercial real estate	41,907	89	14	127	42,137
Residential mortgages(a)	52,438	170	176	712	53,496
Credit card	20,532	243	228	9	21,012
Other retail	50,745	224	75	162	51,206

Total loans, excluding covered loans	253,485	1,043	541	1,184	256,253
Covered loans	4,236	62	290	8	4,596

Total loans	$257,721	$1,105	$831	$1,192	$260,849
(a)	At December 31, 2016, $273 million of loans 30–89 days past due and $2.5 billion of loans 90 days or more past due purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs, were classified as current, compared with $320 million and $2.9 billion at December 31, 2015, respectively.

Total nonperforming assets include nonaccrual loans, restructured loans not performing in accordance with modified terms, other real estate and other nonperforming assets owned by the Company. For details of the Company’s nonperforming assets as of December 31, 2016 and 2015, see Table 16 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

At December 31, 2016, the amount of foreclosed residential real estate held by the Company, and included in OREO, was $201 million ($175 million excluding covered assets), compared with $282 million ($250 million excluding covered assets) at December 31, 2015. This excludes $373 million and $535 million at December 31, 2016 and 2015, respectively, of foreclosed residential real estate related to mortgage loans whose payments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs. In addition, the amount of residential mortgage loans secured by residential real estate in the process of foreclosure at December 31, 2016 and 2015, was $2.1 billion and $2.6 billion, respectively, of which $1.6 billion and $1.9 billion, respectively, related to loans purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

The following table provides a summary of loans by portfolio class and the Company’s internal credit quality rating:

		Criticized
(Dollars in Millions)	Pass	Special Mention	Classified(a)	Total Criticized	Total

December 31, 2016
Commercial(b)	$89,739	$1,721	$1,926	$3,647	$93,386
Commercial real estate	41,634	663	801	1,464	43,098
Residential mortgages(c)	56,457	10	807	817	57,274
Credit card	21,493	–	256	256	21,749
Other retail	53,576	6	282	288	53,864

Total loans, excluding covered loans	262,899	2,400	4,072	6,472	269,371
Covered loans	3,766	–	70	70	3,836

Total loans	$266,665	$2,400	$4,142	$6,542	$273,207

Total outstanding commitments	$562,704	$4,920	$5,629	$10,549	$573,253

December 31, 2015
Commercial(b)	$85,206	$1,629	$1,567	$3,196	$88,402
Commercial real estate	41,079	365	693	1,058	42,137
Residential mortgages(c)	52,548	2	946	948	53,496
Credit card	20,775	–	237	237	21,012
Other retail	50,899	6	301	307	51,206

Total loans, excluding covered loans	250,507	2,002	3,744	5,746	256,253
Covered loans	4,507	–	89	89	4,596

Total loans	$255,014	$2,002	$3,833	$5,835	$260,849

Total outstanding commitments	$539,614	$3,945	$4,845	$8,790	$548,404
(a)	Classified rating on consumer loans primarily based on delinquency status.
(b)	At December 31, 2016, $1.2 billion of energy loans ($2.8 billion of total outstanding commitments) had a special mention or classified rating, compared with $1.1 billion of energy loans ($1.9 billion of total outstanding commitments) at December 31, 2015.
(c)	At December 31, 2016, $2.5 billion of GNMA loans 90 days or more past due and $1.6 billion of restructured GNMA loans whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs were classified with a pass rating, compared with $2.9 billion and $1.9 billion at December 31, 2015, respectively.

For all loan classes, a loan is considered to be impaired when, based on current events or information, it is probable the Company will be unable to collect all amounts due per the contractual terms of the loan agreement. A summary of impaired loans, which include all nonaccrual and TDR loans, by portfolio class was as follows:

(Dollars in Millions)	Period-end Recorded Investment(a)	Unpaid Principal Balance	Valuation Allowance	Commitments to Lend Additional Funds

December 31, 2016
Commercial	$849	$1,364	$68	$284
Commercial real estate	293	697	10	–
Residential mortgages	2,274	2,847	153	–
Credit card	222	222	64	–
Other retail	281	456	22	4

Total loans, excluding GNMA and covered loans	3,919	5,586	317	288
Loans purchased from GNMA mortgage pools	1,574	1,574	28	–
Covered loans	36	42	1	1

Total	$5,529	$7,202	$346	$289

December 31, 2015
Commercial	$520	$1,110	$25	$154
Commercial real estate	336	847	11	1
Residential mortgages	2,575	3,248	199	–
Credit card	210	210	57	–
Other retail	309	503	35	4

Total loans, excluding GNMA and covered loans	3,950	5,918	327	159
Loans purchased from GNMA mortgage pools	1,913	1,913	40	–
Covered loans	39	48	2	1

Total	$5,902	$7,879	$369	$160
(a)	Substantially all loans classified as impaired at December 31, 2016 and 2015, had an associated allowance for credit losses. The total amount of interest income recognized during 2016 on loans classified as impaired at December 31, 2016, excluding those acquired with deteriorated credit quality, was $237 million, compared to what would have been recognized at the original contractual terms of the loans of $308 million.

Additional information on impaired loans for the years ended December 31 follows:

(Dollars in Millions)	Average Recorded Investment	Interest Income Recognized

2016
Commercial	$799	$9
Commercial real estate	324	15
Residential mortgages	2,422	124
Credit card	214	4
Other retail	293	13

Total loans, excluding GNMA and covered loans	4,052	165
Loans purchased from GNMA mortgage pools	1,620	71
Covered loans	38	1

Total	$5,710	$237

2015
Commercial	$383	$13
Commercial real estate	433	16
Residential mortgages	2,666	131
Credit card	221	4
Other retail	336	14

Total loans, excluding GNMA and covered loans	4,039	178
Loans purchased from GNMA mortgage pools	2,079	95
Covered loans	42	1

Total	$6,160	$274

2014
Commercial	$414	$9
Commercial real estate	592	26
Residential mortgages	2,742	140
Credit card	273	9
Other retail	377	17

Total loans, excluding GNMA and covered loans	4,398	201
Loans purchased from GNMA mortgage pools	2,609	124
Covered loans	334	15

Total	$7,341	$340

Troubled Debt Restructurings In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. The following table provides a summary of loans modified as TDRs for the years ended December 31, by portfolio class:

(Dollars in Millions)	Number of Loans	Pre-Modification Outstanding Loan Balance	Post-Modification Outstanding Loan Balance

2016
Commercial	2,352	$844	$699
Commercial real estate	102	259	256
Residential mortgages	1,576	168	178
Credit card	31,394	151	153
Other retail	2,235	41	40

Total loans, excluding GNMA and covered loans	37,659	1,463	1,326
Loans purchased from GNMA mortgage pools	11,260	1,274	1,267
Covered loans	39	6	7

Total loans	48,958	$2,743	$2,600

2015
Commercial	1,607	$385	$396
Commercial real estate	108	78	76
Residential mortgages	2,080	260	258
Credit card	26,772	133	134
Other retail	2,530	54	54

Total loans, excluding GNMA and covered loans	33,097	910	918
Loans purchased from GNMA mortgage pools	8,199	864	862
Covered loans	16	5	5

Total loans	41,312	$1,779	$1,785

2014
Commercial	2,027	$238	$203
Commercial real estate	78	80	71
Residential mortgages	2,089	271	274
Credit card	26,511	144	145
Other retail	2,833	61	61

Total loans, excluding GNMA and covered loans	33,538	794	754
Loans purchased from GNMA mortgage pools	8,961	1,000	1,013
Covered loans	43	15	14

Total loans	42,542	$1,809	$1,781

Residential mortgages, home equity and second mortgages, and loans purchased from GNMA mortgage pools in the table above include trial period arrangements offered to customers during the periods presented. The post-modification balances for these loans reflect the current outstanding balance until a permanent modification is made. In addition, the post-modification balances typically include capitalization of unpaid accrued interest and/or fees under the various modification programs. For those loans modified as TDRs during the fourth quarter of 2016, at December 31, 2016, 106 residential mortgages, 6 home equity and second mortgage loans and 1,366 loans purchased from GNMA mortgage pools with outstanding balances of $11 million, less than $1 million and $179 million, respectively, were in a trial period and have estimated post-modification balances of $13 million, less than $1 million and $175 million, respectively, assuming permanent modification occurs at the end of the trial period.

The following table provides a summary of TDR loans that defaulted (fully or partially charged-off or became 90 days or more past due) for the years ended December 31, that were modified as TDRs within 12 months previous to default:

(Dollars in Millions)	Number of Loans	Amount Defaulted

2016
Commercial	531	$24
Commercial real estate	27	12
Residential mortgages	132	17
Credit card	6,827	30
Other retail	434	9

Total loans, excluding GNMA and covered loans	7,951	92
Loans purchased from GNMA mortgage pools	202	25
Covered loans	4	1

Total loans	8,157	$118

2015
Commercial	494	$21
Commercial real estate	18	8
Residential mortgages	273	36
Credit card	6,286	29
Other retail	636	12

Total loans, excluding GNMA and covered loans	7,707	106
Loans purchased from GNMA mortgage pools	598	75
Covered loans	5	1

Total loans	8,310	$182

2014
Commercial	629	$44
Commercial real estate	22	12
Residential mortgages	611	86
Credit card	6,335	33
Other retail	845	24

Total loans, excluding GNMA and covered loans	8,442	199
Loans purchased from GNMA mortgage pools	876	102
Covered loans	14	5

Total loans	9,332	$306

In addition to the defaults in the table above, the Company had a total of 1,697 residential mortgage loans, home equity and second mortgage loans and loans purchased from GNMA mortgage pools for the year ended December 31, 2016, where borrowers did not successfully complete the trial period arrangement and, therefore, are no longer eligible for a permanent modification under the applicable modification program. These loans had aggregate outstanding balances of $230 million for year ended December 31, 2016.

Covered Assets Covered assets represent loans and other assets acquired from the FDIC, subject to loss sharing agreements, and include expected reimbursements from the FDIC. The carrying amount of the covered assets at December 31, consisted of purchased impaired loans, purchased nonimpaired loans and other assets as shown in the following table:

	2016				2015
(Dollars in Millions)	Purchased Impaired Loans	Purchased Nonimpaired Loans	Other	Total	Purchased Impaired Loans	Purchased Nonimpaired Loans	Other	Total
Residential mortgage loans	$2,248	$506	$–	$2,754	$2,502	$615	$–	$3,117
Other retail loans	–	278	–	278	–	447	–	447
Losses reimbursable by the FDIC(a)	–	–	381	381	–	–	517	517
Unamortized changes in FDIC asset(b)	–	–	423	423	–	–	515	515
Covered loans	2,248	784	804	3,836	2,502	1,062	1,032	4,596
Foreclosed real estate	–	–	26	26	–	–	32	32
Total covered assets	$2,248	$784	$830	$3,862	$2,502	$1,062	$1,064	$4,628
(a)	Relates to loss sharing agreements with remaining terms up to three years.
(b)	Represents decreases in expected reimbursements by the FDIC as a result of decreases in expected losses on the covered loans. These amounts are amortized as a reduction in interest income on covered loans over the shorter of the expected life of the respective covered loans or the remaining contractual term of the indemnification agreements.

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

NOTE 6 Leases

The components of the net investment in sales-type and direct financing leases at December 31 were as follows:

(Dollars in Millions)	2016	2015
Aggregate future minimum lease payments to be received	$11,257	$10,257
Unguaranteed residual values accruing to the lessor’s benefit	1,175	766
Unearned income	(1,023)	(887)
Initial direct costs	237	204

Total net investment in sales-type and direct financing leases(a)	$11,646	$10,340
(a)	The accumulated allowance for uncollectible minimum lease payments was $83 million and $66 million at December 31, 2016 and 2015, respectively.

The minimum future lease payments to be received from sales-type and direct financing leases were as follows at December 31, 2016:

(Dollars in Millions)
2017	$3,836
2018	2,884
2019	2,641
2020	1,116
2021	375
Thereafter	405

NOTE 7 Accounting for Transfers and Servicing of Financial Assets and Variable Interest	Entities

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

Effective January 1, 2016, the Company adopted accounting guidance, issued by the FASB in February 2015, relating to the analysis required by organizations to evaluate whether they should consolidate certain legal entities. The adoption of this guidance did not have a material impact on the Company’s financial statements, and specifically excludes registered money market funds from the consolidation analysis. The Company provides financial support primarily through the use of waivers of management fees associated with various registered money market funds it manages, which are excluded from the consolidation analysis. The Company provided $45 million, $112 million and $119 million of support to the funds during the years ended December 31, 2016, 2015 and 2014, respectively.

The Company is involved in various entities that are considered to be VIEs. The Company’s investments in VIEs are primarily related to investments promoting affordable housing, community development and renewable energy sources. Some of these tax-advantaged investments support the Company’s regulatory compliance with the Community Reinvestment Act.

The Company’s investments in these entities generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. These tax credits are recognized as a reduction of tax expense or, for investments qualifying as investment tax credits, as a reduction to the related investment asset. The Company recognized federal and state income tax credits related to its affordable housing and other tax-advantaged investments in tax expense of $698 million, $733 million and $773 million for the years ended December 31, 2016, 2015 and 2014, respectively. The Company also recognized $1.4 billion, $1.2 billion and $937 million of investment tax credits for the years ended December 31, 2016, 2015 and 2014, respectively. The Company recognized $672 million, $698 million and $771 million of expenses related to all of these investments for the years ended December 31, 2016, 2015 and 2014, of which $251 million, $261 million and $258 million, respectively, was included in tax expense and the remainder was included in noninterest expense.

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

The following table provides a summary of investments in community development and tax-advantaged VIEs that the Company has not consolidated:

At December 31 (Dollars in Millions)	2016	2015
Investment carrying amount	$5,009	$5,257
Unfunded capital and other commitments	2,477	2,499
Maximum exposure to loss	10,373	9,436

The Company also has noncontrolling financial investments in private investment funds and partnerships considered to be VIEs, which are not consolidated. The Company’s recorded investment in these entities, carried in other assets on the Consolidated Balance Sheet, was approximately $28 million at December 31, 2016, compared with $32 million at December 31, 2015. The maximum exposure to loss related to these VIEs was $50 million at December 31, 2016 and $47 million at December 31, 2015, representing the Company’s investment balance and its unfunded commitments to invest additional amounts.

The Company’s individual net investments in unconsolidated VIEs, which exclude any unfunded capital commitments, ranged from less than $1 million to $40 million at December 31, 2016, compared with less than $1 million to $46 million at December 31, 2015.

The Company is required to consolidate VIEs in which it has concluded it has a controlling financial interest. The Company sponsors entities to which it transfers its interests in tax-advantaged investments to third parties. At December 31, 2016, approximately $3.5 billion of the Company’s assets and $2.6 billion of its liabilities included on the Consolidated Balance Sheet were related to community development and tax-advantaged investment VIEs which the Company has consolidated, primarily related to these transfers. These amounts compared to $3.0 billion and $2.2 billion, respectively, at December 31, 2015. The majority of the assets of these consolidated VIEs are reported in other assets, and the liabilities are reported in long-term debt and other liabilities. The assets of a particular VIE are the primary source of funds to settle its obligations. The creditors of the VIEs do not have recourse to the general credit of the Company. The Company’s exposure to the consolidated VIEs is generally limited to the carrying value of its variable interests plus any related tax credits previously recognized or transferred to others with a guarantee.

The Company also sponsors a conduit to which it previously transferred high-grade investment securities. The Company consolidates the conduit because of its ability to manage the activities of the conduit. At December 31, 2016, $24 million of the held-to-maturity investment securities on the Company’s Consolidated Balance Sheet were related to the conduit, compared with $28 million at December 31, 2015.

In addition, the Company sponsors a municipal bond securities tender option bond program. The Company controls the activities of the program’s entities, is entitled to the residual returns and provides credit, liquidity and remarketing arrangements to the program. As a result, the Company has consolidated the program’s entities. At December 31, 2016, $1.1 billion of available-for-sale investment securities and $1.1 billion of short-term borrowings on the Consolidated Balance Sheet were related to the tender option bond program, compared with $2.3 billion of available-for-sale investment securities and $2.2 billion of short-term borrowings at December 31, 2015.

NOTE 8 Premises and Equipment

Premises and equipment at December 31 consisted of the following:

(Dollars in Millions)	2016	2015
Land	$516	$522
Buildings and improvements	3,383	3,348
Furniture, fixtures and equipment	2,798	2,721
Capitalized building and equipment leases	125	113
Construction in progress	29	19

	6,851	6,723
Less accumulated depreciation and amortization	(4,408)	(4,210)

Total	$2,443	$2,513

NOTE 9 Mortgage Servicing Rights

The Company serviced $232.6 billion of residential mortgage loans for others at December 31, 2016, and $231.8 billion at December 31, 2015, which include subserviced mortgages with no corresponding MSRs asset. The net impact included in mortgage banking revenue of fair value changes of MSRs due to changes in valuation assumptions and derivatives used to economically hedge MSRs were net gains of $7 million,

$23 million and $241 million (of which $44 million related to excess servicing rights sold during 2014) for the years ended December 31, 2016, 2015 and 2014, respectively. Loan servicing and ancillary fees, not including valuation changes, included in mortgage banking revenue, were $750 million, $728 million and $732 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Changes in fair value of capitalized MSRs for the years ended December 31, are summarized as follows:

(Dollars in Millions)	2016	2015	2014
Balance at beginning of period	$2,512	$2,338	$2,680
Rights purchased	43	29	5
Rights capitalized	524	632	382
Rights sold	–	–	(141)
Changes in fair value of MSRs
Due to fluctuations in market interest rates(a)	(55)	(58)	(276)
Due to revised assumptions or models(b)	19	10	86
Other changes in fair value(c)	(452)	(439)	(398)

Balance at end of period	$2,591	$2,512	$2,338
(a)	Includes changes in MSR value associated with changes in market interest rates, including estimated prepayment rates and anticipated earnings on escrow deposits.
(b)	Includes changes in MSR value not caused by changes in market interest rates, such as changes in cost to service, ancillary income, and option adjusted spread or discount rate, as well as the impact of any model changes. 2014 includes a $44 million revaluation gain related to excess servicing rights sold.
(c)	Primarily represents changes due to realization of expected cash flows over time (decay).

The estimated sensitivity to changes in interest rates of the fair value of the MSRs portfolio and the related derivative instruments as of December 31 follows:

	2016						2015
(Dollars in Millions)	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps
MSR portfolio	$(476)	$(209)	$(98)	$85	$159	$270	$(598)	$(250)	$(114)	$96	$176	$344
Derivative instrument hedges	375	180	88	(84)	(165)	(314)	475	226	107	(98)	(192)	(377)
Net sensitivity	$(101)	$(29)	$(10)	$1	$(6)	$(44)	$(123)	$(24)	$(7)	$(2)	$(16)	$(33)

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

A summary of the Company’s MSRs and related characteristics by portfolio as of December 31 follows:

	2016				2015
(Dollars in Millions)	HFA	Government	Conventional(c)	Total	HFA	Government	Conventional(c)	Total
Servicing portfolio(a)	$34,746	$37,530	$157,771	$230,047	$26,492	$40,350	$162,533	$229,375
Fair value	$398	$422	$1,771	$2,591	$297	$443	$1,772	$2,512
Value (bps)(b)	115	112	112	113	112	110	109	110
Weighted-average servicing fees (bps)	36	34	27	30	36	34	27	29
Multiple (value/servicing fees)	3.19	3.29	4.15	3.77	3.11	3.24	4.04	3.79
Weighted-average note rate	4.37%	3.95%	4.02%	4.06%	4.46%	4.08%	4.09%	4.13%
Weighted-average age (in years)	2.9	3.8	3.8	3.7	3.1	3.6	3.4	3.4
Weighted-average expected prepayment (constant prepayment rate)	9.4%	11.3%	9.8%	10.0%	12.8%	13.9%	10.4%	11.3%
Weighted-average expected life (in years)	8.0	6.8	6.9	7.0	6.1	5.7	6.6	6.4
Weighted-average option adjusted spread or discount rate(d)	9.9%	9.2%	7.2%	8.0%	11.8%	11.2%	9.4%	10.0%
(a)	Represents principal balance of mortgages having corresponding MSR asset.
(b)	Value is calculated as fair value divided by the servicing portfolio.
(c)	Represents loans sold primarily to GSEs.
(d)	Option adjusted spread is the incremental spread added to the risk-free rate to reflect optionality and other risk inherent in the MSRs. Prior to December 31, 2016 the Company valued MSRs using a static discount rate.

NOTE 10 Intangible	Assets

Intangible assets consisted of the following:

At December 31 (Dollars in Millions)	Estimated Life(a)	Amortization Method(b)		Balance
				2016	2015
Goodwill		(c	)	$9,344	$9,361
Merchant processing contracts	7 years/8 years	SL/AC		108	135
Core deposit benefits	22 years/5 years	SL/AC		161	194
Mortgage servicing rights		(c	)	2,591	2,512
Trust relationships	10 years/6 years	SL/AC		59	75
Other identified intangibles	8 years/4 years	SL/AC		384	434
Total				$12,647	$12,711
(a)	Estimated life represents the amortization period for assets subject to the straight line method and the weighted average or life of the underlying cash flows amortization period for intangibles subject to accelerated methods. If more than one amortization method is used for a category, the estimated life for each method is calculated and reported separately.

(b) Amortization methods:	SL = straight line method
AC = accelerated methods generally based on cash flows
(c)	Goodwill is evaluated for impairment, but not amortized. Mortgage servicing rights are recorded at fair value, and are not amortized.

Aggregate amortization expense consisted of the following:

Year Ended December 31 (Dollars in Millions)	2016	2015	2014
Merchant processing contracts	$28	$35	$50
Core deposit benefits	34	40	38
Trust relationships	16	21	27
Other identified intangibles	101	78	84

Total	$179	$174	$199

The estimated amortization expense for the next five years is as follows:

(Dollars in Millions)
2017	$171
2018	138
2019	109
2020	86
2021	65

The following table reflects the changes in the carrying value of goodwill for the years ended December 31, 2016, 2015 and 2014:

(Dollars in Millions)	Wholesale Banking and Commercial Real Estate	Consumer and Small Business Banking	Wealth Management and Securities Services	Payment Services	Treasury and Corporate Support	Consolidated Company

Balance at December 31, 2013	$1,605	$3,514	$1,565	$2,521	$–	$9,205
Goodwill acquired	43	166	8	–	–	217
Foreign exchange translation and other	–	–	(3)	(30)	–	(33)

Balance at December 31, 2014	$1,648	$3,680	$1,570	$2,491	$–	$9,389
Foreign exchange translation and other	(1)	1	(3)	(25)	–	(28)

Balance at December 31, 2015	$1,647	$3,681	$1,567	$2,466	$–	$9,361
Foreign exchange translation and other	–	–	(1)	(16)	–	(17)

Balance at December 31, 2016	$1,647	$3,681	$1,566	$2,450	$–	$9,344

NOTE 11 Deposits

The composition of deposits at December 31 was as follows:

(Dollars in Millions)	2016	2015
Noninterest-bearing deposits	$86,097	$83,766
Interest-bearing deposits
Interest checking	66,298	59,169
Money market savings	109,947	86,159
Savings accounts	41,783	38,468
Time deposits	30,465	32,838

Total interest-bearing deposits	248,493	216,634

Total deposits	$334,590	$300,400

The maturities of time deposits outstanding at December 31, 2016 were as follows:

(Dollars in Millions)
2017	$23,428
2018	3,019
2019	1,601
2020	1,267
2021	1,147
Thereafter	3

Total	$30,465

NOTE 12 Short-Term Borrowings (a)

The following table is a summary of short-term borrowings for the last three years:

	2016		2015		2014
(Dollars in Millions)	Amount	Rate	Amount	Rate	Amount	Rate

At year-end
Federal funds purchased	$447	.30%	$647	.23%	$886	.12%
Securities sold under agreements to repurchase	801	.12	1,092	.02	948	.05
Commercial paper	10,010	.30	22,022	.21	22,197	.12
Other short-term borrowings	2,705	1.00	4,116	.69	5,862	.51
Total	$13,963	.43%	$27,877	.27%	$29,893	.19%
Average for the year
Federal funds purchased(b)	$1,015	17.17%	$1,169	15.05%	$2,366	7.94%
Securities sold under agreements to repurchase	891	.18	973	.10	798	1.07
Commercial paper	14,827	.26	21,892	.12	21,227	.12
Other short-term borrowings	3,173	1.67	3,926	1.13	5,861	.78
Total(b)	$19,906	1.34%	$27,960	.89%	$30,252	.88%
Maximum month-end balance
Federal funds purchased	$2,487		$1,868		$3,258
Securities sold under agreements to repurchase	1,177		1,124		948
Commercial paper	21,441		23,101		22,322
Other short-term borrowings	6,771		7,656		7,417
(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.
(b)	Average federal funds purchased and total short-term borrowings rates include amounts paid by the Company to certain corporate card customers for paying outstanding noninterest-bearing corporate card balances within certain timeframes per specific agreements. These activities reduce the Company’s short-term funding needs, and if they did not occur, the Company would use other funding alternatives, including the use of federal funds purchased. The amount of this compensation expense paid by the Company and included in federal funds purchased and total short-term borrowings rates for 2016, 2015 and 2014 was $171 million, $175 million and $186 million, respectively.

NOTE 13 Long-Term Debt

Long-term debt (debt with original maturities of more than one year) at December 31 consisted of the following:

(Dollars in Millions)	Rate Type	Rate(a)	Maturity Date	2016	2015

U.S. Bancorp (Parent Company)
Subordinated notes	Fixed	2.950%	2022	$1,300	$1,300
	Fixed	3.600%	2024	1,000	1,000
	Fixed	7.500%	2026	199	199
	Fixed	3.100%	2026	1,000	–
Medium-term notes	Fixed	1.650% - 4.125%	2017 - 2026	8,800	7,500
	Floating	1.282% - 1.396%	2018 - 2019	750	750
Junior subordinated debentures	Fixed	3.442%	2016	–	500
Other(b)				(4)	204

Subtotal				13,045	11,453

Subsidiaries
Federal Home Loan Bank advances	Fixed	1.250% - 8.250%	2017 - 2026	10	11
	Floating	.866% - 1.447%	2017 - 2026	8,559	9,081
Bank notes	Fixed	1.350% - 2.800%	2017 - 2025	6,800	5,850
	Floating	.582% - 1.467%	2017 - 2056	3,898	4,928
Other(c)				1,011	755

Subtotal				20,278	20,625

Total				$33,323	$32,078
(a)	Weighted-average interest rates of medium-term notes, Federal Home Loan Bank advances and bank notes were 2.48 percent, 1.17 percent and 1.57 percent, respectively.
(b)	Includes debt issuance fees and unrealized gains and losses and deferred amounts relating to derivative instruments.
(c)	Includes consolidated community development and tax-advantaged investment VIEs, capitalized lease obligations, debt issuance fees, and unrealized gains and losses and deferred amounts relating to derivative instruments.

The Company has arrangements with the Federal Home Loan Bank and Federal Reserve Bank whereby the Company could have borrowed an additional $91.4 billion and $74.9 billion at December 31, 2016 and 2015, respectively, based on collateral available.

Maturities of long-term debt outstanding at December 31, 2016, were:

(Dollars in Millions)	Parent Company	Consolidated
2017	$1,250	$5,461
2018	1,498	7,282
2019	1,503	6,019
2020	–	43
2021	2,195	2,221
Thereafter	6,599	12,297

Total	$13,045	$33,323

NOTE 14 Shareholders’ Equity

At December 31, 2016 and 2015, the Company had authority to issue 4 billion shares of common stock and 50 million shares of preferred stock. The Company had 1.7 billion shares of common stock outstanding at December 31, 2016 and 2015. The Company had 67 million shares reserved for future issuances, primarily under its stock incentive plans at December 31, 2016.

The number of shares issued and outstanding and the carrying amount of each outstanding series of the Company’s preferred stock was as follows:

	2016				2015
At December 31 (Dollars in Millions)	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount
Series A	12,510	$1,251	$145	$1,106	12,510	$1,251	$145	$1,106
Series B	40,000	1,000	–	1,000	40,000	1,000	–	1,000
Series F	44,000	1,100	12	1,088	44,000	1,100	12	1,088
Series G	43,400	1,085	10	1,075	43,400	1,085	10	1,075
Series H	20,000	500	13	487	20,000	500	13	487
Series I	30,000	750	5	745	30,000	750	5	745
Total preferred stock(a)	189,910	$5,686	$185	$5,501	189,910	$5,686	$185	$5,501
(a)	The par value of all shares issued and outstanding at December 31, 2016 and 2015, was $1.00 per share.

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

During 2010, the Company issued depositary shares representing an ownership interest in 5,746 shares of Series A Non-Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”) to investors, in exchange for their portion of USB Capital IX Income Trust Securities. During 2011, the Company issued depositary shares representing an ownership interest in 6,764 shares of Series A Preferred Stock to USB Capital IX, thereby settling the stock purchase contract established between the Company and USB Capital IX as part of the 2006 issuance of USB Capital IX Income Trust Securities. The preferred shares were issued to USB Capital IX for the purchase price specified in the stock forward purchase contract. The Series A Preferred Stock has a liquidation preference of $100,000 per share, no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to the greater of three-month LIBOR plus 1.02 percent or 3.50 percent. The Series A Preferred Stock is redeemable at the Company’s option, subject to prior approval by the Federal Reserve Board.

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

During 2016, 2015 and 2014, the Company repurchased shares of its common stock under various authorizations approved by its Board of Directors. As of December 31, 2016, the approximate dollar value of shares that may yet be purchased by the Company under the current Board of Directors approved authorization was $1.3 billion.

The following table summarizes the Company’s common stock repurchased in each of the last three years:

(Dollars and Shares in Millions)	Shares	Value
2016	61	$2,600
2015	52	2,246
2014	54	2,262

Shareholders’ equity is affected by transactions and valuations of asset and liability positions that require adjustments to accumulated other comprehensive income (loss). The reconciliation of the transactions affecting accumulated other comprehensive income (loss) included in shareholders’ equity for the years ended December 31, is as follows:

(Dollars in Millions)	Unrealized Gains (Losses) on Securities Available-For- Sale	Unrealized Gains (Losses) on Securities Transferred From Available-For-Sale to Held-To-Maturity	Unrealized Gains (Losses) on Derivative Hedges	Unrealized Gains (Losses) on Retirement Plans	Foreign Currency Translation	Total

2016
Balance at beginning of period	$111	$36	$(67)	$(1,056)	$(43)	$(1,019)
Changes in unrealized gains and losses	(858)	–	74	(255)	–	(1,039)
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	(1)	–	–	–	–	(1)
Foreign currency translation adjustment(a)	–	–	–	–	(28)	(28)
Reclassification to earnings of realized gains and losses	(22)	(18)	124	163	–	247
Applicable income taxes	339	7	(76)	35	–	305

Balance at end of period	$(431)	$25	$55	$(1,113)	$(71)	$(1,535)

2015
Balance at beginning of period	$392	$52	$(172)	$(1,106)	$(62)	$(896)
Changes in unrealized gains and losses	(457)	–	(25)	(142)	–	(624)
Foreign currency translation adjustment(a)	–	–	–	–	20	20
Reclassification to earnings of realized gains and losses	–	(25)	195	223	–	393
Applicable income taxes	176	9	(65)	(31)	(1)	88

Balance at end of period	$111	$36	$(67)	$(1,056)	$(43)	$(1,019)

2014
Balance at beginning of period	$(77)	$70	$(261)	$(743)	$(60)	$(1,071)
Changes in unrealized gains and losses	764	–	(41)	(733)	–	(10)
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	1	–	–	–	–	1
Foreign currency translation adjustment(a)	–	–	–	–	(4)	(4)
Reclassification to earnings of realized gains and losses	(3)	(30)	186	144	–	297
Applicable income taxes	(293)	12	(56)	226	2	(109)

Balance at end of period	$392	$52	$(172)	$(1,106)	$(62)	$(896)
(a)	Represents the impact of changes in foreign currency exchange rates on the Company’s net investment in foreign operations and related hedges.

Additional detail about the impact to net income for items reclassified out of accumulated other comprehensive income (loss) and into earnings for the years ended December 31, is as follows:

	Impact to Net Income			Affected Line Item in the Consolidated Statement of Income
(Dollars in Millions)	2016	2015	2014
Unrealized gains (losses) on securities available-for-sale
Realized gains (losses) on sale of securities	$27	$1	$11	Total securities gains (losses), net
Other-than-temporary impairment recognized in earnings	(5)	(1)	(8)

	22	–	3	Total before tax
	(9)	–	(1)	Applicable income taxes

	13	–	2	Net-of-tax
Unrealized gains (losses) on securities transferred from available-for-sale to held-to-maturity
Amortization of unrealized gains	18	25	30	Interest income
	(7)	(9)	(12)	Applicable income taxes

	11	16	18	Net-of-tax
Unrealized gains (losses) on derivative hedges
Realized gains (losses) on derivative hedges	(124)	(195)	(186)	Net interest income
	48	75	71	Applicable income taxes

	(76)	(120)	(115)	Net-of-tax
Unrealized gains (losses) on retirement plans
Actuarial gains (losses), prior service cost (credit) and transition obligation (asset) amortization	(163)	(223)	(144)	Employee benefits expense
	63	85	56	Applicable income taxes

	(100)	(138)	(88)	Net-of-tax

Total impact to net income	$(152)	$(242)	$(183)

Regulatory Capital The Company uses certain measures defined by bank regulatory agencies to assess its capital. Beginning January 1, 2014, the regulatory capital requirements effective for the Company follow Basel III, subject to certain transition provisions from Basel I over the following four years to full implementation by January 1, 2018. Basel III includes two comprehensive methodologies for calculating risk-weighted assets: a general standardized approach and more risk-sensitive advanced approaches, with the Company’s capital adequacy being evaluated against the methodology that is most restrictive.

Tier 1 capital is considered core capital and includes common shareholders’ equity adjusted for the aggregate impact of certain items included in other comprehensive income (loss) (“common equity tier 1 capital”), plus qualifying preferred stock, trust preferred securities and noncontrolling interests in consolidated subsidiaries subject to certain limitations. Total risk-based capital includes Tier 1 capital and other items such as subordinated debt and the allowance for credit losses. Capital measures are stated as a percentage of risk-weighted assets, which are measured based on their perceived credit and operational risks and include certain off-balance sheet exposures, such as unfunded loan commitments, letters of credit, and derivative contracts. Under the standardized approach, the Company is also subject to a leverage ratio requirement, a non risk-based asset ratio, which is defined as Tier 1 capital as a percentage of average assets adjusted for goodwill and other non-qualifying intangibles and other assets.

For a summary of the regulatory capital requirements and the actual ratios as of December 31, 2016 and 2015, for the Company and its bank subsidiary, see Table 23 included in Management’s Discussion and Analysis, which is incorporated by reference into these Notes to Consolidated Financial Statements.

The following table provides the components of the Company’s regulatory capital at December 31:

(Dollars in Millions)	2016	2015

Basel III transitional standardized approach:
Common shareholders’ equity	$41,797	$40,630
Less intangible assets
Goodwill (net of deferred tax liability)	(8,203)	(8,295)
Other disallowed intangible assets	(427)	(335)
Other(a)	553	612

Total common equity tier 1 capital	33,720	32,612
Qualifying preferred stock	5,501	5,501
Noncontrolling interests eligible for tier 1 capital	203	318
Other	(3)	–

Total tier 1 capital	39,421	38,431
Eligible portion of allowance for credit losses	4,357	4,255
Subordinated debt and noncontrolling interests eligible for tier 2 capital	3,576	2,616
Other	1	11

Total tier 2 capital	7,934	6,882

Total risk-based capital	$47,355	$45,313

Risk-weighted assets	$358,237	$341,360

Basel III transitional advanced approaches:
Common shareholders’ equity	$41,797	$40,630
Less intangible assets
Goodwill (net of deferred tax liability)	(8,203)	(8,295)
Other disallowed intangible assets	(427)	(335)
Other(a)	553	612

Total common equity tier 1 capital	33,720	32,612
Qualifying preferred stock	5,501	5,501
Noncontrolling interests eligible for tier 1 capital	203	318
Other	(3)	–

Total tier 1 capital	39,421	38,431
Eligible portion of allowance for credit losses	1,266	1,204
Subordinated debt and noncontrolling interests eligible for tier 2 capital	3,576	2,616
Other	1	11

Total tier 2 capital	4,843	3,831

Total risk-based capital	$44,264	$42,262

Risk-weighted assets	$277,141	$261,668
(a)	Includes the impact of items included in other comprehensive income (loss), such as unrealized gains (losses) on available-for-sale securities, accumulated net gains on cash flow hedges, pension liability adjustments, etc.

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

The Series A Preferred Securities will be redeemable, in whole or in part, at the option of USB Realty Corp. on each fifth anniversary after the dividend payment date occurring in January 2012. Any redemption will be subject to the approval of the Office of the Comptroller of the Currency. During 2016, the Company purchased 500 shares of the Series A Preferred Securities held by third party investors at an amount below their carrying amount, recording a net gain of $9 million directly to retained earnings. As of December 31, 2016, 4,500 shares of the Series A Preferred Securities remain outstanding.

NOTE 15 Earnings Per Share

The components of earnings per share were:

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2016	2015	2014
Net income attributable to U.S. Bancorp	$5,888	$5,879	$5,851
Preferred dividends	(281)	(247)	(243)
Impact of the purchase of noncontrolling interests(a)	9	–	–
Earnings allocated to participating stock awards	(27)	(24)	(25)

Net income applicable to U.S. Bancorp common shareholders	$5,589	$5,608	$5,583

Average common shares outstanding	1,718	1,764	1,803
Net effect of the exercise and assumed purchase of stock awards	6	8	10

Average diluted common shares outstanding	1,724	1,772	1,813

Earnings per common share	$3.25	$3.18	$3.10
Diluted earnings per common share	$3.24	$3.16	$3.08
(a)	Represents the difference between the carrying amount and amount paid by the Company to purchase third party investor holdings of the preferred stock of USB Realty Corp, a consolidated subsidiary of the Company.

Options outstanding at December 31, 2016 and 2015 to purchase 1 million common shares, respectively, were not included in the computation of diluted earnings per share for the years ended December 31, 2016 and 2015, respectively, because they were antidilutive.

NOTE 16 Employee Benefits

Employee Retirement Savings Plan The Company has a defined contribution retirement savings plan that covers substantially all its employees. Qualified employees are allowed to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested at their direction among a variety of investment alternatives. Employee contributions are 100 percent matched by the Company, up to four percent of each employee’s eligible annual compensation. The Company’s matching contribution vests immediately and is invested in the same manner as each employee’s future contribution elections. Total expense for the Company’s matching contributions was $142 million, $131 million and $122 million in 2016, 2015 and 2014, respectively.

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

The Company’s funding policy is to contribute amounts to its plan sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended by the Pension Protection Act, plus such additional amounts as the Company determines to be appropriate. The Company made a contribution of $358 million and $414 million to its qualified pension plan in 2016 and 2015, respectively, and expects to contribute $185 million in 2017. Any contributions made to the qualified plan are invested in accordance with established investment policies and asset allocation strategies.

In addition to the funded qualified pension plan, the Company maintains a non-qualified plan that is unfunded and provides benefits to certain employees. The assumptions used in computing the accumulated benefit obligation, the projected benefit obligation and net pension expense are substantially consistent with those assumptions used for the funded qualified plan. In 2017, the Company expects to contribute $22 million to its non-qualified pension plan which equals the 2017 expected benefit payments.

Postretirement Welfare Plan In addition to providing pension benefits, the Company provides health care and death benefits to certain former employees who retired prior to January 1, 2014.

Employees retiring after December 31, 2013, are not eligible for retiree health care benefits. The Company expects to contribute $6 million to its postretirement welfare plan in 2017.

The following table summarizes the changes in benefit obligations and plan assets for the years ended December 31, and the funded status and amounts recognized in the Consolidated Balance Sheet at December 31 for the retirement plans:

	Pension Plans		Postretirement Welfare Plan
(Dollars in Millions)	2016	2015	2016	2015

Change In Projected Benefit Obligation
Benefit obligation at beginning of measurement period	$4,650	$4,612	$93	$104
Service cost	177	188	–	–
Interest cost	211	195	3	3
Participants’ contributions	–	–	10	10
Actuarial loss (gain)	234	(176)	(14)	(5)
Lump sum settlements	(61)	(37)	–	–
Benefit payments	(138)	(132)	(19)	(21)
Federal subsidy on benefits paid	–	–	2	2
Benefit obligation at end of measurement period(a)	$5,073	$4,650	$75	$93
Change In Fair Value Of Plan Assets
Fair value at beginning of measurement period	$3,355	$3,187	$82	$85
Actual return on plan assets	230	(99)	2	–
Employer contributions	383	436	7	8
Participants’ contributions	–	–	10	10
Lump sum settlements	(61)	(37)	–	–
Benefit payments	(138)	(132)	(19)	(21)
Fair value at end of measurement period	$3,769	$3,355	$82	$82
Funded (Unfunded) Status	$(1,304)	$(1,295)	$7	$(11)
Components Of The Consolidated Balance Sheet
Noncurrent benefit asset	$–	$–	$7	$–
Current benefit liability	(22)	(21)	–	–
Noncurrent benefit liability	(1,282)	(1,274)	–	(11)
Recognized amount	$(1,304)	$(1,295)	$7	$(11)
Accumulated Other Comprehensive Income (Loss), Pretax
Net actuarial gain (loss)	$(1,901)	$(1,806)	$66	$55
Net prior service credit (cost)	2	7	25	28
Recognized amount	$(1,899)	$(1,799)	$91	$83
(a)	At December 31, 2016 and 2015, the accumulated benefit obligation for all pension plans was $4.6 billion and $4.3 billion.

The following table provides information for pension plans with benefit obligations in excess of plan assets at December 31:

(Dollars in Millions)	2016	2015
Pension Plans with Projected Benefit Obligations in Excess of Plan Assets
Projected benefit obligation	$5,073	$4,650
Fair value of plan assets	3,769	3,355
Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets
Projected benefit obligation	$5,073	$4,650
Accumulated benefit obligation	4,625	4,310
Fair value of plan assets	3,769	3,355

The following table sets forth the components of net periodic benefit cost and other amounts recognized in accumulated other comprehensive income (loss) for the years ended December 31 for the retirement plans:

	Pension Plans			Postretirement Welfare Plan
(Dollars in Millions)	2016	2015	2014	2016	2015	2014

Components Of Net Periodic Benefit Cost
Service cost	$177	$188	$152	$–	$–	$–
Interest cost	211	195	197	3	3	3
Expected return on plan assets	(266)	(223)	(208)	(1)	(1)	(1)
Prior service cost (credit) and transition obligation (asset) amortization	(5)	(4)	(5)	(3)	(3)	(3)
Actuarial loss (gain) amortization	175	234	158	(4)	(4)	(6)
Net periodic benefit cost	$292	$390	$294	$(5)	$(5)	$(7)
Other Changes In Plan Assets And Benefit Obligations
Recognized In Other Comprehensive Income (Loss)
Net actuarial gain (loss) arising during the year	$(270)	$(146)	$(719)	$15	$4	$(14)
Net actuarial loss (gain) amortized during the year	175	234	158	(4)	(4)	(6)
Net prior service cost (credit) and transition obligation (asset) amortized during the year	(5)	(4)	(5)	(3)	(3)	(3)
Total recognized in other comprehensive income (loss)	$(100)	$84	$(566)	$8	$(3)	$(23)
Total recognized in net periodic benefit cost and other comprehensive income (loss)(a)(b)	$(392)	$(306)	$(860)	$13	$2	$(16)
(a)	The pretax estimated actuarial loss (gain) and prior service cost (credit) for the pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2017 are $127 million and $(2) million, respectively.
(b)	The pretax estimated actuarial loss (gain) and prior service cost (credit) for the postretirement welfare plan that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2017 are $(6) million and $(3) million, respectively.

The following table sets forth weighted average assumptions used to determine the projected benefit obligations at December 31:

	Pension Plans		Postretirement Welfare Plan
(Dollars in Millions)	2016	2015	2016	2015
Discount rate(a)	4.27%	4.45%	3.57%	3.59%
Rate of compensation increase(b)	3.58	4.06	*	*
Health care cost trend rate for the next year(c)			7.00%	6.50%
Effect on accumulated postretirement benefit obligation
One percent increase			$4	$5
One percent decrease			(4)	(5)
(a)	The discount rates were developed using a cash flow matching bond model with a modified duration for the qualified pension plan, non-qualified pension plan and postretirement welfare plan of 15.5, 12.1, and 6.2 years, respectively, for 2016, and 15.0, 11.9 and 6.3 years, respectively, for 2015.
(b)	Determined on an active liability-weighted basis.
(c)	The 2016 and 2015 rates are assumed to decrease gradually to 5.00 percent by 2025 and 2019, respectively, and remain at this level thereafter.
*	Not applicable

The following table sets forth weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

	Pension Plans			Postretirement Welfare Plan
(Dollars in Millions)	2016	2015	2014	2016	2015	2014
Discount rate (a)	4.45%	4.13%	4.97%	3.59%	3.46%	3.93%
Expected return on plan assets (b)	7.50	7.50	7.50	1.50	1.50	1.50
Rate of compensation increase(c)	4.06	4.07	4.02	*	*	*
Health care cost trend rate(d)
Prior to age 65				6.50%	7.00%	7.50%
After age 65				6.50	7.00	7.50
Effect on total of service cost and interest cost
One percent increase				$–	$–	$–
One percent decrease				–	–	–
(a)	The discount rates were developed using a cash flow matching bond model with a modified duration for the qualified pension plan, non-qualified pension plan and postretirement welfare plan of 15.0, 11.9, and 6.3 years, respectively, for 2016, and 15.9, 12.4 and 6.8 years, respectively, for 2015.
(b)	With the help of an independent pension consultant, the Company considers several sources when developing its expected long-term rates of return on plan assets assumptions, including, but not limited to, past returns and estimates of future returns given the plans’ asset allocation, economic conditions, and peer group LTROR information. The Company determines its expected long-term rates of return reflecting current economic conditions and plan assets.
(c)	Determined on an active liability weighted basis.
(d)	The pre-65 and post-65 rates are both assumed to decrease gradually to 5.00 percent by 2019 and remain at that level thereafter.
*	Not applicable

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

At December 31, 2016 and 2015, plan assets of the qualified pension plan included an asset management arrangement with a related party totaling $48 million and $63 million, respectively.

In accordance with authoritative accounting guidance, the Company groups plan assets into a three-level hierarchy for valuation techniques used to measure their fair value based on whether the valuation inputs are observable or unobservable. Refer to Note 21 for further discussion on these levels.

The assets of the qualified pension plan include investments in equity and U.S. Treasury securities whose fair values are determined based on quoted prices in active markets and are classified within Level 1 of the fair value hierarchy. The qualified pension plan also invests in U.S. agency, corporate and municipal debt securities, which are all valued based on observable market prices or data by third party pricing services, and mutual funds which are valued based on quoted net asset values provided by the trustee of the fund; these assets are classified as Level 2. Additionally, the qualified pension plan invests in certain assets that are valued based on net asset values as a practical expedient, including investments in collective investment funds, hedge funds, and private equity funds; the net asset values are provided by the fund trustee or administrator and are not classified in the fair value hierarchy.

The following table summarizes plan investment assets measured at fair value at December 31:

	Qualified Pension Plan								Postretirement Welfare Plan
	2016				2015				2016	2015
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 1
Cash and cash equivalents	$49	$–	$–	$49	$64	$–	$–	$64	$82	$82
Debt securities	362	577	–	939	361	465	–	826	–	–
Corporate stock
Domestic equity securities	–	–	–	–	178	–	–	178	–	–
Mid-small cap equity securities(a)	–	–	–	–	146	–	–	146	–	–
International equity securities	–	–	–	–	123	–	–	123	–	–
Real estate equity securities(b)	169	–	–	169	163	–	–	163	–	–
Mutual funds
Debt securities	–	164	–	164	–	197	–	197	–	–
Emerging markets equity securities	–	155	–	155	–	81	–	81	–	–
Other	–	–	1	1	–	–	1	1	–	–
	$580	$896	$1	1,477	$1,035	$743	$1	1,779	82	82
Plan investment assets not classified in fair value hierarchy(e):
Collective investment funds
Domestic equity securities				977				679
Mid-small cap equity securities(c)				303				68
Emerging markets equity securities				–				75
International equity securities				725				533
Hedge funds(d)				188				171
Private equity funds				99				50
Total plan investment assets at fair value				$3,769				$3,355	$82	$82
(a)	At December 31, 2015, securities included $139 million in domestic equities and $7 million in international equities.
(b)	At December 31, 2016 and 2015, securities included $98 million and $90 million in domestic equities, respectively, and $71 million and $73 million in international equities, respectively.
(c)	At December 31, 2016, securities included $303 million in domestic equities. At December 31, 2015, securities included $30 million in domestic equities, $20 million in international equities and $18 million in cash and cash equivalents.
(d)	This category consists of several investment strategies diversified across several hedge fund managers.
(e)	These investments are valued based on net asset value per share as a practical expedient; fair values are provided to reconcile to total investment assets of the plans at fair value.

The following table summarizes the changes in fair value for qualified pension plan investment assets measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31:

(Dollars in Millions)	2016	2015	2014
Balance at beginning of period	$1	$2	$4
Unrealized gains (losses) relating to assets still held at end of year	–	(1)	(2)
Balance at end of period	$1	$1	$2

The following benefit payments are expected to be paid from the retirement plans for the years ended December 31:

(Dollars in Millions)	Pension Plans	Postretirement Welfare Plan(a)	Medicare Part D Subsidy Receipts
2017	$191	$10	$2
2018	202	10	2
2019	215	10	2
2020	230	9	2
2021	244	9	2
2022 – 2026	1,448	33	5
(a)	Net of expected retiree contributions and before Medicare Part D subsidy.

NOTE 17 Stock-Based Compensation

As part of its employee and director compensation programs, the Company currently may grant certain stock awards under the provisions of its stock incentive plan. The plan provides for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant. Option grants are generally exercisable up to ten years from the date of grant. In addition, the plan provides for grants of shares of common stock or stock units that are subject to restriction on transfer prior to vesting. Most stock and unit awards vest over three to five years and are subject to forfeiture if certain vesting requirements are not met. Stock incentive plans of acquired companies are generally terminated at the merger closing dates. Participants under such plans receive the Company’s common stock, or options to buy the Company’s common stock, based on the conversion terms of the various merger agreements. At December 31, 2016, there were 41 million shares (subject to adjustment for forfeitures) available for grant under the Company’s stock incentive plan.

Stock Option Awards

The following is a summary of stock options outstanding and exercised under prior and existing stock incentive plans of the Company:

Year Ended December 31	Stock Options/Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)

2016
Number outstanding at beginning of period	25,725,708	$29.82
Granted	1,644,288	39.50
Exercised	(10,163,668)	31.09
Cancelled(a)	(147,087)	35.18

Number outstanding at end of period(b)	17,059,241	$29.95	4.1	$365
Exercisable at end of period	13,856,142	$27.53	3.1	$330

2015
Number outstanding at beginning of period	33,649,198	$29.31
Granted	1,122,697	44.28
Exercised	(8,721,834)	29.59
Cancelled(a)	(324,353)	32.93

Number outstanding at end of period(b)	25,725,708	$29.82	3.6	$331
Exercisable at end of period	22,446,095	$28.68	3.0	$314

2014
Number outstanding at beginning of period	46,724,765	$29.12
Granted	1,246,451	40.32
Exercised	(13,851,590)	29.59
Cancelled(a)	(470,428)	31.12

Number outstanding at end of period(b)	33,649,198	$29.31	4.0	$526
Exercisable at end of period	28,923,260	$28.79	3.4	$467
(a)	Options cancelled include both non-vested (i.e., forfeitures) and vested options.
(b)	Outstanding options include stock-based awards that may be forfeited in future periods. The impact of the estimated forfeitures is reflected in compensation expense.

Stock-based compensation expense is based on the estimated fair value of the award at the date of grant or modification. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model, requiring the use of subjective assumptions. Because employee stock options have characteristics that differ from those of traded options, including vesting provisions and trading limitations that impact their liquidity, the determined value used to measure compensation expense may vary from the actual fair value of the employee stock options. The following table includes the weighted-average estimated fair value of stock options granted and the assumptions utilized by the Company for newly issued grants:

Year Ended December 31	2016	2015	2014
Estimated fair value	$10.28	$12.23	$11.38
Risk-free interest rates	1.3%	1.7%	1.7%
Dividend yield	2.6%	2.6%	2.6%
Stock volatility factor	.36	.37	.38
Expected life of options (in years)	5.5	5.5	5.5

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

The following summarizes certain stock option activity of the Company:

Year Ended December 31 (Dollars in Millions)	2016	2015	2014
Fair value of options vested	$18	$25	$33
Intrinsic value of options exercised	138	130	171
Cash received from options exercised	316	257	408
Tax benefit realized from options exercised	53	50	66

To satisfy option exercises, the Company predominantly uses treasury stock.

Additional information regarding stock options outstanding as of December 31, 2016, is as follows:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Shares	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
$11.02 – $15.00	1,997,288	2.1	$11.14	1,997,288	$11.14
$15.01 – $20.00	156,573	.9	19.63	156,573	19.63
$20.01 – $25.00	1,611,033	3.1	23.85	1,611,033	23.85
$25.01 – $30.00	4,282,283	4.4	28.28	4,282,283	28.28
$30.01 – $35.00	4,929,704	2.0	32.45	4,688,105	32.37
$35.01 – $40.00	1,956,643	7.6	38.93	340,870	36.25
$40.01 – $44.32	2,125,717	7.6	42.32	779,990	41.67
Total	17,059,241	4.1	$29.95	13,856,142	$27.53

Restricted Stock and Unit Awards

A summary of the status of the Company’s restricted shares of stock and unit awards is presented below:

	2016		2015		2014
Year Ended December 31	Shares	Weighted- Average Grant- Date Fair Value	Shares	Weighted- Average Grant- Date Fair Value	Shares	Weighted- Average Grant- Date Fair Value
Outstanding at beginning of period	6,894,831	$38.44	7,921,571	$34.09	8,653,859	$29.96
Granted	4,879,421	39.65	2,897,396	44.24	3,133,168	40.37
Vested	(3,069,035)	37.25	(3,428,736)	33.27	(3,409,650)	29.38
Cancelled	(439,710)	40.18	(495,400)	38.66	(455,806)	34.05
Outstanding at end of period	8,265,507	$39.50	6,894,831	$38.44	7,921,571	$34.09

The total fair value of shares vested was $128 million, $152 million and $139 million for the years ended December 31, 2016, 2015 and 2014, respectively. Stock-based compensation expense was $150 million, $125 million and $125 million for the years ended December 31, 2016, 2015 and 2014, respectively. On an after-tax basis, stock-based compensation was $93 million, $78 million and $78 million for the years ended

December 31, 2016, 2015 and 2014, respectively. As of December 31, 2016, there was $199 million of total unrecognized compensation cost related to nonvested share-based arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 2.6 years as compensation expense.

NOTE 18 Income Taxes

The components of income tax expense were:

Year Ended December 31 (Dollars in Millions)	2016	2015	2014

Federal
Current	$2,585	$1,956	$1,888
Deferred	(711)	(223)	(126)

Federal income tax	1,874	1,733	1,762

State
Current	337	346	331
Deferred	(50)	18	(6)

State income tax	287	364	325

Total income tax provision	$2,161	$2,097	$2,087

A reconciliation of expected income tax expense at the federal statutory rate of 35 percent to the Company’s applicable income tax expense follows:

Year Ended December 31 (Dollars in Millions)	2016	2015		2014
Tax at statutory rate	$2,837	$2,810		$2,798
State income tax, at statutory rates, net of federal tax benefit	244	237		211
Tax effect of
Tax credits and benefits, net of related expenses	(710)	(700)		(701)
Tax-exempt income	(196)	(201)		(205)
Noncontrolling interests	(20)	(19)		(20)
Other items	6	(30	)(a)	4

Applicable income taxes	$2,161	$2,097		$2,087
(a)	Includes the resolution of certain tax matters with taxing authorities in the first quarter of 2015.

The tax effects of fair value adjustments on securities available-for-sale, derivative instruments in cash flow hedges, foreign currency translation adjustments, pension and post-retirement plans and certain tax benefits related to share-based compensation are recorded directly to shareholders’ equity as part of other comprehensive income (loss) or additional paid-in capital.

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

A reconciliation of the changes in the federal, state and foreign unrecognized tax position balances are summarized as follows

Year Ended December 31 (Dollars in Millions)	2016	2015	2014
Balance at beginning of period	$243	$267	$264
Additions (reductions) for tax positions taken in prior years	57	(17)	31
Additions for tax positions taken in the current year	12	13	4
Exam resolutions	(6)	(17)	(22)
Statute expirations	(4)	(3)	(10)

Balance at end of period	$302	$243	$267

The total amount of unrecognized tax positions that, if recognized, would impact the effective income tax rate as of December 31, 2016, 2015 and 2014, were $234 million, $165 million and $192 million, respectively. The Company classifies interest and penalties related to unrecognized tax positions as a component of income tax expense. At December 31, 2016, the

Company’s unrecognized tax position balance included $37 million in accrued interest. During the years ended December 31, 2016, 2015 and 2014 the Company recorded approximately $7 million, $(1) million and $4 million, respectively, in interest on unrecognized tax positions.

Deferred income tax assets and liabilities reflect the tax effect of estimated temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The significant components of the Company’s net deferred tax asset (liability) follows:

At December 31 (Dollars in Millions)	2016	2015

Deferred Tax Assets
Allowance for credit losses	$1,667	$1,615
Federal, state and foreign net operating loss and credit carryforwards	971	464
Accrued expenses	806	764
Partnerships and other investment assets	521	380
Pension and postretirement benefits	394	247
Securities available-for-sale and financial instruments	220	–
Stock compensation	120	131
Other deferred tax assets, net	291	219

Gross deferred tax assets	4,990	3,820

Deferred Tax Liabilities
Leasing activities	(3,096)	(3,026)
Goodwill and other intangible assets	(962)	(859)
Mortgage servicing rights	(883)	(859)
Loans	(234)	(204)
Fixed assets	(60)	(111)
Securities available-for-sale and financial instruments	–	(47)
Other deferred tax liabilities, net	(113)	(55)

Gross deferred tax liabilities	(5,348)	(5,161)
Valuation allowance	(121)	(137)

Net Deferred Tax Asset (Liability)	$(479)	$(1,478)

The Company has approximately $1.3 billion of federal, state and foreign net operating loss carryforwards which expire at various times through 2036. A substantial portion of these carryforwards relate to state-only net operating losses, which are subject to a full valuation allowance as they are not expected to be realized within the carryforward period. Management has determined it is more likely than not the other net deferred tax assets could be realized through carry back to taxable income in prior years, future reversals of existing taxable temporary differences and future taxable income.

In addition, the Company has $794 million of federal credit carryforwards which expire at various times through 2036 which are not subject to a valuation allowance as management believes that it is more likely than not that the credits will be utilized within the carryforward period.

At December 31, 2016, retained earnings included approximately $102 million of base year reserves of acquired thrift institutions, for which no deferred federal income tax liability has been recognized. These base year reserves would be recaptured if certain subsidiaries of the Company cease to qualify as a bank for federal income tax purposes. The base year reserves also remain subject to income tax penalty provisions that, in general, require recapture upon certain stock redemptions of, and excess distributions to, stockholders.

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

Fair Value Hedges These derivatives are interest rate swaps the Company uses to hedge the change in fair value related to interest rate changes of its underlying fixed-rate debt. Changes in the fair value of derivatives designated as fair value hedges, and changes in the fair value of the hedged items, are recorded in earnings. All fair value hedges were highly effective for the year ended December 31, 2016, and the change in fair value attributed to hedge ineffectiveness was not material.

Cash Flow Hedges These derivatives are interest rate swaps the Company uses to hedge the forecasted cash flows from its underlying variable-rate debt. Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income (loss) until the cash flows of the hedged items are realized. If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in other comprehensive income (loss) is reported in earnings immediately, unless the forecasted transaction is at least reasonably possible of occurring, whereby the amounts remain within other comprehensive income (loss). At December 31, 2016, the Company had $55 million (net-of-tax) of realized and unrealized gains on derivatives classified as cash flow hedges recorded in other comprehensive income (loss), compared with $67 million (net-of-tax) of realized and unrealized losses at December 31, 2015. The estimated amount to be reclassified from other comprehensive income (loss) into earnings during the next 12 months is a loss of $20 million (net-of-tax). This amount includes gains and losses related to hedges that were terminated early for which the forecasted transactions are still probable. All cash flow hedges were highly effective for the year ended December 31, 2016, and the change in fair value attributed to hedge ineffectiveness was not material.

Net Investment Hedges The Company uses forward commitments to sell specified amounts of certain foreign currencies, and occasionally non-derivative debt instruments, to hedge the volatility of its net investment in foreign operations driven by fluctuations in foreign currency exchange rates. The ineffectiveness on all net investment hedges was not material for the year ended December 31, 2016. There were no non-derivative debt instruments designated as net investment hedges at December 31, 2016 or 2015.

Other Derivative Positions The Company enters into free-standing derivatives to mitigate interest rate risk and for other risk management purposes. These derivatives include forward commitments to sell to-be-announced securities (“TBAs”) and other commitments to sell residential mortgage loans, which are used to economically hedge the interest rate risk related to residential MLHFS and unfunded mortgage loan commitments. The Company also enters into interest rate swaps, swaptions, forward commitments to buy TBAs, U.S. Treasury and Eurodollar futures and options on U.S. Treasury futures to economically hedge the change in the fair value of the Company’s MSRs. The Company also enters into foreign currency forwards to economically hedge remeasurement gains and losses the Company recognizes on foreign currency denominated assets and liabilities. In addition, the Company acts as a seller and buyer of interest rate derivatives and foreign exchange contracts for its customers. The Company mitigates the market and liquidity risk associated with these customer derivatives by entering into similar offsetting positions with broker-dealers, or on a portfolio basis by entering into other derivative or non-derivative financial instruments that partially or fully offset the exposure from these customer-related positions. The Company’s customer derivatives and related hedges are monitored and reviewed by the Company’s Market Risk Committee, which establishes policies for market risk management, including exposure limits for each portfolio. The Company also has derivative contracts that are created through its operations, including commitments to originate MLHFS and swap agreements related to the sale of a portion of its Class B common shares of Visa Inc. Refer to Note 21 for further information on these swap agreements.

For additional information on the Company’s purpose for entering into derivative transactions and its overall risk management strategies, refer to “Management Discussion and Analysis — Use of Derivatives to Manage Interest Rate and Other Risks”, which is incorporated by reference into these Notes to Consolidated Financial Statements.

The following table summarizes the asset and liability management derivative positions of the Company:

	Asset Derivatives			Liability Derivatives
(Dollars in Millions)	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years

December 31, 2016
Fair value hedges
Interest rate contracts
Receive fixed/pay floating swaps	$2,550	$49	4.28	$1,250	$12	2.32
Cash flow hedges
Interest rate contracts
Pay fixed/receive floating swaps	3,272	108	8.63	2,787	35	.83
Net investment hedges
Foreign exchange forward contracts	1,347	15	.04	–	–	–
Other economic hedges
Interest rate contracts
Futures and forwards
Buy	1,748	13	.09	1,722	18	.05
Sell	2,278	129	.08	4,214	43	.09
Options
Purchased	1,565	43	8.60	–	–	–
Written	1,073	25	.07	12	1	.06
Receive fixed/pay floating swaps	6,452	26	11.48	1,561	16	6.54
Pay fixed/receive floating swaps	4,705	13	6.51	2,320	9	7.80
Foreign exchange forward contracts	849	6	.02	867	6	.02
Equity contracts	11	–	.40	102	1	.57
Credit contracts	1,397	–	3.38	3,674	2	3.57
Other(a)	19	–	.03	830	106	3.42
Total	$27,266	$427		$19,339	$249

December 31, 2015
Fair value hedges
Interest rate contracts
Receive fixed/pay floating swaps	$3,050	$73	4.43	$–	$–	–
Cash flow hedges
Interest rate contracts
Pay fixed/receive floating swaps	1,772	7	9.22	5,009	146	1.13
Net investment hedges
Foreign exchange forward contracts	1,140	4	.04	–	–	–
Other economic hedges
Interest rate contracts
Futures and forwards
Buy	3,812	17	.07	452	1	.06
Sell	3,201	12	.09	2,559	7	.12
Options
Purchased	2,935	–	.06	–	–	–
Written	3,199	29	.10	5	1	.08
Receive fixed/pay floating swaps	3,733	42	9.98	4,748	18	10.18
Pay fixed/receive floating swaps	287	2	9.82	4,158	35	9.97
Foreign exchange forward contracts	3,023	13	.01	2,380	10	.03
Equity contracts	62	–	.47	24	1	.82
Credit contracts	1,192	2	2.58	2,821	3	2.99
Other(a)	36	–	.04	662	64	2.60
Total	$27,442	$201		$22,818	$286
(a)	Includes short-term underwriting purchase and sale commitments with total asset and liability notional values of $19 million and $36 million at December 31, 2016 and 2015, respectively, and derivative liability swap agreements related to the sale of a portion of the Company’s Class B common shares of Visa Inc. The Visa swap agreements had a total notional value, fair value and weighted average remaining maturity of $811 million, $106 million and 3.50 years at December 31, 2016, respectively, compared to $626 million, $64 million and 2.75 years at December 31, 2015, respectively.

The following table summarizes the customer-related derivative positions of the Company:

	Asset Derivatives			Liability Derivatives
(Dollars in Millions)	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years

December 31, 2016
Interest rate contracts
Receive fixed/pay floating swaps	$38,501	$930	4.07	$39,403	$632	4.89
Pay fixed/receive floating swaps	36,671	612	4.99	40,324	996	4.07
Options
Purchased	14,545	51	1.85	125	2	1.37
Written	125	3	1.37	13,518	50	1.70
Futures
Buy	306	–	1.96	7,111	7	.90
Foreign exchange rate contracts
Forwards, spots and swaps	20,664	849	.58	19,640	825	.60
Options
Purchased	2,376	98	1.67	–	–	–
Written	–	–	–	2,376	98	1.67
Total	$113,188	$2,543		$122,497	$2,610

December 31, 2015
Interest rate contracts
Receive fixed/pay floating swaps	$32,647	$1,097	5.69	$14,068	$54	4.71
Pay fixed/receive floating swaps	10,685	43	4.55	35,045	1,160	5.74
Options
Purchased	8,705	10	2.61	146	1	2.23
Written	146	2	2.23	8,482	9	2.57
Futures
Buy	–	–	–	2,859	2	.84
Sell	45	–	.97	–	–	–
Foreign exchange rate contracts
Forwards, spots and swaps	18,399	851	.59	17,959	830	.58
Options
Purchased	1,485	43	1.19	–	–	–
Written	–	–	–	1,485	43	1.19
Total	$72,112	$2,046		$80,044	$2,099

The table below shows the effective portion of the gains (losses) recognized in other comprehensive income (loss) and the gains (losses) reclassified from other comprehensive income (loss) into earnings (net-of-tax) for the years ended December 31:

	Gains (Losses) Recognized in Other Comprehensive Income (Loss)			Gains (Losses) Reclassified from Other Comprehensive Income (Loss) into Earnings
(Dollars in Millions)	2016	2015	2014	2016	2015	2014

Asset and Liability Management Positions
Cash flow hedges
Interest rate contracts(a)	$46	$(15)	$(26)	$(76)	$(120)	$(115)
Net investment hedges
Foreign exchange forward contracts	33	101	130	–	–	–
Note:	Ineffectiveness on cash flow and net investment hedges was not material for the years ended December 31, 2016, 2015 and 2014.
(a)	Gains (Losses) reclassified from other comprehensive income (loss) into interest income on loans and interest expense on long-term debt.

The table below shows the gains (losses) recognized in earnings for fair value hedges, other economic hedges and the customer-related positions for the years ended December 31:

(Dollars in Millions)	Location of Gains (Losses) Recognized in Earnings	2016	2015	2014

Asset and Liability Management Positions
Fair value hedges(a)
Interest rate contracts	Other noninterest income	$(31)	$7	$29
Other economic hedges
Interest rate contracts
Futures and forwards	Mortgage banking revenue	101	186	(122)
Purchased and written options	Mortgage banking revenue	331	191	287
Receive fixed/pay floating swaps	Mortgage banking revenue	226	139	384
Pay fixed/receive floating swaps	Mortgage banking revenue	(140)	(33)	–
Foreign exchange forward contracts	Commercial products revenue	(14)	108	(29)
Equity contracts	Compensation expense	1	(1)	2
Credit contracts	Other noninterest income	1	2	–
Other	Other noninterest income	(39)	–	(43)

Customer-Related Positions
Interest rate contracts
Receive fixed/pay floating swaps	Other noninterest income	(708)	360	686
Pay fixed/receive floating swaps	Other noninterest income	769	(320)	(652)
Purchased and written options	Other noninterest income	(5)	3	–
Futures	Other noninterest income	(6)	1	–
Foreign exchange rate contracts
Forwards, spots and swaps	Commercial products revenue	88	74	66
Purchased and written options	Commercial products revenue	(1)	2	1
(a)	Gains (Losses) on items hedged by interest rate contracts included in noninterest income (expense), were $31 million, $(7) million and $(27) million for the years ended December 31, 2016, 2015 and 2014, respectively. The ineffective portion was immaterial for the years ended December 31, 2016, 2015 and 2014.

Derivatives are subject to credit risk associated with counterparties to the derivative contracts. The Company measures that credit risk using a credit valuation adjustment and includes it within the fair value of the derivative. The Company manages counterparty credit risk through diversification of its derivative positions among various counterparties, by entering into derivative positions that are centrally cleared through clearinghouses, by entering into master netting arrangements and, where possible, by requiring collateral arrangements. A master netting arrangement allows two counterparties, who have multiple derivative contracts with each other, the ability to net settle amounts under all contracts, including any related collateral, through a single payment and in a single currency. Collateral arrangements require the counterparty to deliver collateral (typically cash or U.S. Treasury and agency securities) equal to the Company’s net derivative receivable, subject to minimum transfer and credit rating requirements.

The Company’s collateral arrangements are predominately bilateral and, therefore, contain provisions that require collateralization of the Company’s net liability derivative positions. Required collateral coverage is based on certain net liability thresholds and contingent upon the Company’s credit rating from two of the nationally recognized statistical rating organizations. If the Company’s credit rating were to fall below credit ratings thresholds established in the collateral arrangements, the counterparties to the derivatives could request immediate additional collateral coverage up to and including full collateral coverage for derivatives in a net liability position. The aggregate fair value of all derivatives under collateral arrangements that were in a net liability position at December 31, 2016, was $563 million. At December 31, 2016, the Company had $455 million of cash posted as collateral against this net liability position.

NOTE 20 Netting Arrangements for Certain Financial Instruments and Securities Financing	Activities

The majority of the Company’s derivative portfolio consists of bilateral over-the-counter trades. However, current regulations require that certain interest rate swaps and forwards and credit contracts need to be centrally cleared through clearinghouses. In addition, a portion of the Company’s derivative positions are exchange-traded. These are predominately U.S. Treasury futures or options on U.S. Treasury futures. Of the Company’s $282.3 billion total notional amount of derivative positions at December 31, 2016, $130.3 billion related to those centrally cleared through clearinghouses and $7.4 billion related to those that were exchange-traded. Irrespective of how derivatives are traded, the Company’s derivative contracts include offsetting rights (referred to as netting arrangements), and depending on expected volume, credit risk, and counterparty preference, collateral maintenance may be required. For all derivatives under collateral support arrangements, fair value is determined daily and, depending on the collateral maintenance requirements, the Company and a counterparty may receive or deliver collateral, based upon the net fair value of all derivative positions between the Company and the counterparty. Collateral is typically cash, but securities may be allowed under collateral arrangements with certain counterparties. Receivables and payables related to cash collateral are included in other assets and other liabilities on the Consolidated Balance Sheet, along with the related derivative asset and liability fair values. Any securities pledged to counterparties as collateral remain on the Consolidated Balance Sheet. Securities received from counterparties as collateral are not recognized on the Consolidated Balance Sheet, unless the counterparty defaults. In general, securities used as collateral can be sold, repledged or otherwise used by the party in possession. No restrictions exist on the use of cash collateral by either party. Refer to Note 19 for further discussion of the Company’s derivatives, including collateral arrangements.

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

The following table summarizes the maturities by category of collateral pledged for repurchase agreements and securities loaned transactions:

(Dollars in Millions)	Overnight and Continuous	Less Than 30 Days	Total
December 31, 2016
Repurchase agreements
U.S. Treasury and agencies	$60	$–	$60
Residential agency mortgage-backed securities	681	30	711
Corporate debt securities	30	–	30

Total repurchase agreements	771	30	801
Securities loaned
Corporate debt securities	223	–	223

Total securities loaned	223	–	223

Gross amount of recognized liabilities	$994	$30	$1,024

December 31, 2015
Repurchase agreements
U.S. Treasury and agencies	$122	$–	$122
Residential agency mortgage-backed securities	802	168	970

Gross amount of recognized liabilities	$924	$168	$1,092

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

The following tables provide information on the Company’s netting adjustments, and items not offset on the Consolidated Balance Sheet but available for offset in the event of default:

	Gross Recognized Assets	Gross Amounts Offset on the Consolidated Balance Sheet(a)	Net Amounts Presented on the Consolidated Balance Sheet	Gross Amounts Not Offset on the Consolidated Balance Sheet
(Dollars in Millions)				Financial Instruments(b)	Collateral Received(c)	Net Amount
December 31, 2016
Derivative assets(d)	$2,122	$(984)	$1,138	$(78)	$(10)	$1,050
Reverse repurchase agreements	77	–	77	(60)	(17)	–
Securities borrowed	944	–	944	(10)	(909)	25

Total	$3,143	$(984)	$2,159	$(148)	$(936)	$1,075

December 31, 2015
Derivative assets(d)	$1,879	$(807)	$1,072	$(82)	$–	$990
Reverse repurchase agreements	106	–	106	(102)	(4)	–
Securities borrowed	772	–	772	–	(753)	19

Total	$2,757	$(807)	$1,950	$(184)	$(757)	$1,009
(a)	Includes $210 million and $165 million of cash collateral related payables that were netted against derivative assets at December 31, 2016 and 2015, respectively.
(b)	For derivative assets this includes any derivative liability fair values that could be offset in the event of counterparty default; for reverse repurchase agreements this includes any repurchase agreement payables that could be offset in the event of counterparty default; for securities borrowed this includes any securities loaned payables that could be offset in the event of counterparty default.
(c)	Includes the fair value of securities received by the Company from the counterparty. These securities are not included on the Consolidated Balance Sheet unless the counterparty defaults.
(d)	Excludes $848 million and $368 million of derivative assets centrally cleared or otherwise not subject to netting arrangements at December 31, 2016 and 2015, respectively.

	Gross Recognized Liabilities	Gross Amounts Offset on the Consolidated Balance Sheet(a)	Net Amounts Presented on the Consolidated Balance Sheet	Gross Amounts Not Offset on the Consolidated Balance Sheet		Net Amount
(Dollars in Millions)				Financial Instruments(b)	Collateral Pledged(c)
December 31, 2016
Derivative liabilities(d)	$1,951	$(1,185)	$766	$(78)	$–	$688
Repurchase agreements	801	–	801	(60)	(741)	–
Securities loaned	223	–	223	(10)	(211)	2

Total	$2,975	$(1,185)	$1,790	$(148)	$(952)	$690

December 31, 2015
Derivative liabilities(d)	$1,809	$(1,283)	$526	$(82)	$–	$444
Repurchase agreements	1,092	–	1,092	(102)	(990)	–

Total	$2,901	$(1,283)	$1,618	$(184)	$(990)	$444
(a)	Includes $411 million and $641 million of cash collateral related receivables that were netted against derivative liabilities at December 31, 2016 and 2015, respectively.
(b)	For derivative liabilities this includes any derivative asset fair values that could be offset in the event of counterparty default; for repurchase agreements this includes any reverse repurchase agreement receivables that could be offset in the event of counterparty default; for securities loaned this includes any securities borrowed receivables that could be offset in the event of counterparty default.
(c)	Includes the fair value of securities pledged by the Company to the counterparty. These securities are included on the Consolidated Balance Sheet unless the Company defaults.
(d)	Excludes $908 million and $576 million of derivative liabilities centrally cleared or otherwise not subject to netting arrangements at December 31, 2016 and 2015, respectively.

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

When the Company changes its valuation inputs for measuring financial assets and financial liabilities at fair value, either due to changes in current market conditions or other factors, it may need to transfer those assets or liabilities to another level in the hierarchy based on the new inputs used. The Company recognizes these transfers at the end of the reporting period in which the transfers occur. During the years ended December 31, 2016, 2015 and 2014, there were no transfers of financial assets or financial liabilities between the hierarchy levels.

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

The following section describes the valuation methodologies used by the Company to measure financial assets and liabilities at fair value and for estimating fair value for financial instruments not recorded at fair value as required under disclosure guidance related to the fair value of financial instruments. In addition, the following section includes an indication of the level of the fair value hierarchy in which the assets or liabilities are classified. Where appropriate, the description includes information about the valuation models and key inputs to those models. During the years ended December 31, 2016, 2015 and 2014, there were no significant changes to the valuation techniques used by the Company to measure fair value.

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

For other securities, quoted market prices may not be readily available for the specific securities. When possible, the Company determines fair value based on market observable information, including quoted market prices for similar securities, inactive transaction prices, and broker quotes. These securities are classified within Level 2 of the fair value hierarchy. Level 2 valuations are generally provided by a third party pricing service. The Company reviews the valuation methodologies utilized by the pricing service and, on a quarterly basis, reviews the security level prices provided by the pricing service against management’s expectation of fair value, based on changes in various benchmarks and market knowledge from recent trading activity. Additionally, each quarter, the Company validates the fair value provided by the pricing services by comparing them to recent observable market trades (where available), broker provided quotes, or other independent secondary pricing sources. Prices obtained from the pricing service are adjusted if they are found to be inconsistent with relevant market data. Level 2 investment securities are predominantly agency mortgage-backed securities, certain other asset-backed securities, obligations of state and political subdivisions, corporate debt securities, agency debt securities and certain perpetual preferred securities.

The fair value of securities for which there are no market trades, or where trading is inactive as compared to normal market activity, are classified within Level 3 of the fair value hierarchy. The Company determines the fair value of these securities by using a discounted cash flow methodology and incorporating observable market information, where available. These valuations are modeled by a unit within the Company’s treasury department. The valuations use assumptions regarding housing prices, interest rates and borrower performance. Inputs are refined and updated at least quarterly to reflect market developments and actual performance. The primary valuation drivers of these securities are the prepayment rates, default rates and default severities associated with the underlying collateral, as well as the discount rate used to calculate the present value of the projected cash flows. Level 3 fair values, including the assumptions used, are subject to review by senior management in corporate functions, who are independent from the modeling. The fair value measurements are also compared to fair values provided by third party pricing services and broker provided quotes, where available. Securities classified within Level 3 include non-agency mortgage-backed securities, non-agency commercial mortgage-backed securities, certain asset-backed securities and certain corporate debt securities.

Mortgage Loans Held For Sale MLHFS measured at fair value, for which an active secondary market and readily available market prices exist, are initially valued at the transaction price and are subsequently valued by comparison to instruments with similar collateral and risk profiles. MLHFS are classified within Level 2. Included in mortgage banking revenue were net gains of $33 million, $27 million and $185 million for the years ended December 31, 2016, 2015 and 2014, respectively, from the changes to fair value of these MLHFS under fair value option accounting guidance. Changes in fair value due to instrument specific credit risk were immaterial. Interest income for MLHFS is measured based on contractual interest rates and reported as interest income on the Consolidated Statement of Income. Electing to measure MLHFS at fair value reduces certain timing differences and better matches changes in fair value of these assets with changes in the value of the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting.

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

Mortgage Servicing Rights MSRs are valued using a discounted cash flow methodology, and are classified within Level 3. The Company determines fair value of the MSRs by projecting future cash flows for different interest rate scenarios using prepayment rates and other assumptions, and discounts these cash flows using a risk adjusted rate based on option adjusted spread levels. The MSR valuations, as well as the assumptions used, are developed by the mortgage banking division and are subject to review by senior management in corporate functions, who are independent from the modeling. The MSR valuations and assumptions are validated through comparison to trade information when available, publicly available data and industry surveys and are also compared to independent third party valuations each quarter. Risks inherent in MSR valuation include higher than expected prepayment rates and/or delayed receipt of cash flows. There is minimal observable market activity for MSRs on comparable portfolios and, therefore, the determination of fair value requires significant management judgment. Refer to Note 9 for further information on MSR valuation assumptions.

Derivatives The majority of derivatives held by the Company are executed over-the-counter and are valued using standard cash flow, Black-Derman-Toy and Monte Carlo valuation techniques. The models incorporate inputs, depending on the type of derivative, including interest rate curves, foreign exchange rates and volatility. In addition, all derivative values incorporate an assessment of the risk of counterparty nonperformance, measured based on the Company’s evaluation of credit risk as well as external assessments of credit risk, where available. The Company monitors and manages its nonperformance risk by considering its ability to net derivative positions under master netting arrangements, as well as collateral received or provided under collateral arrangements. Accordingly, the Company has elected to measure the fair value of derivatives, at a counterparty level, on a net basis. The majority of the derivatives are classified within Level 2 of the fair value hierarchy, as the significant inputs to the models, including nonperformance risk, are observable. However, certain derivative transactions are with counterparties where risk of nonperformance cannot be observed in the market and, therefore, the credit valuation adjustments result in these derivatives being classified within Level 3 of the fair value hierarchy. The credit valuation adjustments for nonperformance risk are determined by the Company’s treasury department using credit assumptions provided by the risk management department. The credit assumptions are compared to actual results quarterly and are recalibrated as appropriate.

The Company also has other derivative contracts that are created through its operations, including commitments to purchase and originate mortgage loans and swap agreements executed in conjunction with the sale of a portion of its Class B common shares of Visa Inc. (the “Visa swaps”). The mortgage loan commitments are valued by pricing models that include market observable and unobservable inputs, which result in the commitments being classified within Level 3 of the fair value hierarchy. The unobservable inputs include assumptions about the percentage of commitments that actually become a closed loan and the MSR value that is inherent in the underlying loan value, both of which are developed by the Company’s mortgage banking division. The closed loan percentages for the mortgage loan commitments are monitored on an on-going basis, as these percentages are also used for the Company’s economic hedging activities. The inherent MSR value for the commitments are generated by the same models used for the Company’s MSRs and thus are subject to the same processes and controls as described for the MSRs above. The Visa swaps require payments by either the Company or the purchaser of the Visa Inc. Class B common shares when there are changes in the conversion rate of the Visa Inc. Class B common shares to Visa Inc. Class A common shares, as well as quarterly payments to the purchaser based on specified terms of the agreements. Management reviews and updates the Visa swaps fair value in conjunction with its review of Visa related litigation contingencies, and the associated escrow funding. The fair value of the Visa swaps are calculated by the Company’s corporate development department using a discounted cash flow methodology which includes unobservable inputs about the timing and settlement amounts related to the resolution of certain Visa related litigation. The expected litigation resolution impacts the Visa Inc. Class B common share to Visa Inc. Class A common share conversion rate, as well as the ultimate termination date for the Visa swaps. Accordingly, the Visa swaps are classified within Level 3. Refer to Note 22 for further information on the Visa restructuring and related card association litigation.

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

Prepayment rates generally move in the opposite direction of market interest rates. In the current environment, an increase in the probability of default will generally be accompanied with an increase in loss severity, as both are impacted by underlying collateral values. Discount margins are influenced by market expectations about the security’s collateral performance and, therefore, may directionally move with probability and severity of default; however, discount margins are also impacted by broader market forces, such as competing investment yields, sector liquidity, economic news, and other macroeconomic factors.

The following table shows the significant valuation assumption ranges for Level 3 available-for-sale investment securities at December 31, 2016:

	Minimum	Maximum	Average

Residential Prime Non-Agency Mortgage-Backed Securities(a)
Estimated lifetime prepayment rates	6%	19%	14%
Lifetime probability of default rates	–	6	4
Lifetime loss severity rates	15	65	35
Discount margin	2	7	3

Residential Non-Prime Non-Agency Mortgage-Backed Securities(b)
Estimated lifetime prepayment rates	3%	16%	9%
Lifetime probability of default rates	4	12	7
Lifetime loss severity rates	15	80	49
Discount margin	1	10	4
(a)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(b)	Includes all securities not meeting the conditions to be designated as prime.

Mortgage Servicing Rights The significant unobservable inputs used in the fair value measurement of the Company’s MSRs are expected prepayments and the option adjusted spread that is added to the risk-free rate to discount projected cash flows. Significant increases in either of these inputs in isolation would result in a significantly lower fair value measurement. Significant decreases in either of these inputs in isolation would result in a significantly higher fair value measurement. There is no direct interrelationship between prepayments and option adjusted spread. Prepayment rates generally move in the opposite direction of market interest rates. Option adjusted spread is generally impacted by changes in market return requirements.

The following table shows the significant valuation assumption ranges for MSRs at December 31, 2016:

	Minimum	Maximum	Average
Expected prepayment	6%	18%	10%
Option adjusted spread	7	10	8

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

The following table shows the significant valuation assumption ranges for the Company’s derivative commitments to purchase and originate mortgage loans at December 31, 2016:

	Minimum	Maximum	Average
Expected loan close rate	33%	100%	80%
Inherent MSR value (basis points per loan)	(34)	203	113

The significant unobservable input used in the fair value measurement of certain of the Company’s asset/liability and customer-related derivatives is the credit valuation adjustment related to the risk of counterparty nonperformance. A significant increase in the credit valuation adjustment would result in a lower fair value measurement. A significant decrease in the credit valuation adjustment would result in a higher fair value measurement. The credit valuation adjustment is impacted by changes in the Company’s assessment of the counterparty’s credit position. At December 31, 2016, the minimum, maximum and average credit valuation adjustment as a percentage of the derivative contract fair value prior to adjustment was 0 percent, 96 percent and 3 percent, respectively.

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

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis:

(Dollars in Millions)	Level 1	Level 2	Level 3	Netting	Total
December 31, 2016
Available-for-sale securities
U.S. Treasury and agencies	$16,355	$772	$–	$–	$17,127
Mortgage-backed securities
Residential
Agency	–	43,138	–	–	43,138
Non-agency
Prime(a)	–	–	242	–	242
Non-prime(b)	–	–	195	–	195
Commercial
Agency	–	15	–	–	15
Asset-backed securities
Other	–	481	2	–	483
Obligations of state and political subdivisions	–	5,039	–	–	5,039
Corporate debt securities	–	–	9	–	9
Other investments	36	–	–	–	36
Total available-for-sale	16,391	49,445	448	–	66,284
Mortgage loans held for sale	–	4,822	–	–	4,822
Mortgage servicing rights	–	–	2,591	–	2,591
Derivative assets	–	2,416	554	(984)	1,986
Other assets	183	1,137	–	–	1,320
Total	$16,574	$57,820	$3,593	$(984)	$77,003
Derivative liabilities	$7	$2,469	$383	$(1,185)	$1,674
Short-term borrowings and other liabilities(c)	142	938	–	–	1,080
Total	$149	$3,407	$383	$(1,185)	$2,754
December 31, 2015
Available-for-sale securities
U.S. Treasury and agencies	$3,708	$888	$–	$–	$4,596
Mortgage-backed securities
Residential
Agency	–	50,076	–	–	50,076
Non-agency
Prime(a)	–	–	318	–	318
Non-prime(b)	–	–	240	–	240
Commercial
Agency	–	52	–	–	52
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	–	19	–	–	19
Other	–	539	2	–	541
Obligations of state and political subdivisions	–	5,316	–	–	5,316
Corporate debt securities	102	499	9	–	610
Perpetual preferred securities	48	113	–	–	161
Other investments	40	28	–	–	68
Total available-for-sale	3,898	57,530	569	–	61,997
Mortgage loans held for sale	–	3,110	–	–	3,110
Mortgage servicing rights	–	–	2,512	–	2,512
Derivative assets	–	1,632	615	(807)	1,440
Other assets	202	589	–	–	791
Total	$4,100	$62,861	$3,696	$(807)	$69,850
Derivative liabilities	$2	$2,266	$117	$(1,283)	$1,102
Short-term borrowings(c)	122	645	–	–	767
Total	$124	$2,911	$117	$(1,283)	$1,869
(a)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(b)	Includes all securities not meeting the conditions to be designated as prime.
(c)	Primarily represents the Company’s obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.

The following table presents the changes in fair value for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31:

(Dollars in Millions)	Beginning of Period Balance	Net Gains (Losses) Included in Net Income		Net Gains (Losses) Included in Other Comprehensive Income (Loss)		Purchases	Sales	Principal Payments	Issuances		Settlements	End of Period Balance	Net Change in Unrealized Gains (Losses) Relating to Assets and Liabilities Held at End of Period
2016
Available-for-sale securities
Mortgage-backed securities
Residential non-agency
Prime(a)	$318	$(1)		$–		$–	$–	$(75)	$–		$–	$242	$–
Non-prime(b)	240	(1)		(2)		–	–	(42)	–		–	195	(2)
Asset-backed securities
Other	2	–		–		–	–	–	–		–	2	–
Corporate debt securities	9	–		–		–	–	–	–		–	9	–
Total available-for-sale	569	(2	)(c)	(2	)(f)	–	–	(117)	–		–	448	(2)
Mortgage servicing rights	2,512	(488	)(d)	–		43	–	–	524	(g)	–	2,591	(488	)(d)
Net derivative assets and liabilities	498	332	(e)	–		2	(14)	–	–		(647)	171	(257	)(h)

2015
Available-for-sale securities
Mortgage-backed securities
Residential non-agency
Prime(a)	$405	$–		$(4)		$–	$–	$(83)	$–		$–	$318	$(4)
Non-prime(b)	280	(1)		(1)		–	–	(38)	–		–	240	(1)
Asset-backed securities
Other	62	4		(2)		–	(51)	(11)	–		–	2	–
Corporate debt securities	9	–		–		–	–	–	–		–	9	–
Total available-for-sale	756	3	(i)	(7	)(f)	–	(51)	(132)	–		–	569	(5)
Mortgage servicing rights	2,338	(487	)(d)	–		29	–	–	632	(g)	–	2,512	(487	)(d)
Net derivative assets and liabilities	574	707	(j)	–		1	(13)	–	–		(771)	498	135	(k)

2014
Available-for-sale securities
Mortgage-backed securities
Residential non-agency
Prime(a)	$478	$–		$15		$–	$–	$(88)	$–		$–	$405	$14
Non-prime(b)	297	(6)		19		–	–	(30)	–		–	280	19
Asset-backed securities
Other	63	4		–		5	–	(10)	–		–	62	–
Corporate debt securities	9	–		–		–	–	–	–		–	9	–
Total available-for-sale	847	(2	)(l)	34	(f)	5	–	(128)	–		–	756	33
Mortgage servicing rights	2,680	(588	)(d)	–		5	(141)	–	382	(g)	–	2,338	(588	)(d)
Net derivative assets and liabilities	445	904	(m)	–		1	(4)	–	–		(772)	574	188	(n)
(a)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(b)	Includes all securities not meeting the conditions to be designated as prime.
(c)	Approximately $(3) million included in securities gains (losses) and $1 million included in interest income.
(d)	Included in mortgage banking revenue.
(e)	Approximately $(77) million included in other noninterest income and $409 million included in mortgage banking revenue.
(f)	Included in changes in unrealized gains and losses on securities available-for-sale.
(g)	Represents MSRs capitalized during the period.
(h)	Approximately $(276) million included in other noninterest income and $19 million included in mortgage banking revenue.
(i)	Included in interest income.
(j)	Approximately $289 million included in other noninterest income and $418 million included in mortgage banking revenue.
(k)	Approximately $92 million included in other noninterest income and $43 million included in mortgage banking revenue.
(l)	Approximately $(3) million included in securities gains (losses) and $1 million included in interest income.
(m)	Approximately $404 million included in other noninterest income and $500 million included in mortgage banking revenue.
(n)	Approximately $128 million included in other noninterest income and $60 million included in mortgage banking revenue.

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

The following table summarizes the balances as of the measurement date of assets measured at fair value on a nonrecurring basis, and still held as of the reporting date as of December 31:

	2016				2015
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans(a)	$–	$–	$59	$59	$–	$–	$87	$87
Other assets(b)	–	–	60	60	–	–	66	66
(a)	Represents the carrying value of loans for which adjustments were based on the fair value of the collateral, excluding loans fully charged-off.
(b)	Primarily represents the fair value of foreclosed properties that were measured at fair value based on an appraisal or broker price opinion of the collateral subsequent to their initial acquisition.

The following table summarizes losses recognized related to nonrecurring fair value measurements of individual assets or portfolios for the years ended December 31:

(Dollars in Millions)	2016	2015	2014
Loans(a)	$192	$175	$108
Other assets(b)	32	42	70
(a)	Represents write-downs of student loans held for sale based on non-binding quoted prices received for the portfolio, that were subsequently transferred to loans, and write-downs of loans which were based on the fair value of the collateral, excluding loans fully charged-off.
(b)	Primarily represents related losses of foreclosed properties that were measured at fair value subsequent to their initial acquisition.

Fair Value Option

The following table summarizes the differences between the aggregate fair value carrying amount of MLHFS for which the fair value option has been elected and the aggregate unpaid principal amount that the Company is contractually obligated to receive at maturity as of December 31:

	2016			2015
(Dollars in Millions)	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal
Total loans	$4,822	$4,763	$59	$3,110	$3,032	$78
Nonaccrual loans	2	3	(1)	5	7	(2)
Loans 90 days or more past due	1	1	–	–	–	–

Disclosures About Fair Value of Financial Instruments

The following table summarizes the estimated fair value for financial instruments as of December 31, 2016 and 2015, and includes financial instruments that are not accounted for at fair value. In accordance with disclosure guidance related to fair values of financial instruments, the Company did not include assets and liabilities that are not financial instruments, such as the value of goodwill, long-term relationships with deposit, credit card, merchant processing and trust customers, other purchased intangibles, premises and equipment, deferred taxes and other liabilities. Additionally, in accordance with the disclosure guidance, insurance contracts and investments accounted for under the equity method are excluded.

The estimated fair values of the Company’s financial instruments as of December 31, are shown in the table below:

	2016					2015
	Carrying Amount	Fair Value				Carrying Amount	Fair Value
(Dollars in Millions)		Level 1	Level 2	Level 3	Total		Level 1	Level 2	Level 3	Total
Financial Assets
Cash and due from banks	$15,705	$15,705	$–	$–	$15,705	$11,147	$11,147	$–	$–	$11,147
Federal funds sold and securities purchased under resale agreements	138	–	138	–	138	169	–	169	–	169
Investment securities held-to-maturity	42,991	4,605	37,810	20	42,435	43,590	2,275	41,138	80	43,493
Loans held for sale(a)	4	–	–	4	4	74	–	–	74	74
Loans	269,394	–	–	273,422	273,422	256,986	–	–	259,823	259,823
Other financial instruments	2,362	–	920	1,449	2,369	2,311	–	921	1,398	2,319

Financial Liabilities
Deposits	334,590	–	334,361	–	334,361	300,400	–	300,225	–	300,225
Short-term borrowings(b)	12,891	–	12,706	–	12,706	27,110	–	26,782	–	26,782
Long-term debt	33,323	–	33,678	–	33,678	32,078	–	32,412	–	32,412
Other liabilities	1,702	–	–	1,702	1,702	1,353	–	–	1,353	1,353
(a)	Excludes mortgages held for sale for which the fair value option under applicable accounting guidance was elected.
(b)	Excludes the Company’s obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.

The fair value of unfunded commitments, deferred non-yield related loan fees, standby letters of credit and other guarantees is approximately equal to their carrying value. The carrying value of unfunded commitments, deferred non-yield related loan fees and standby letters of credit was $618 million and $515 million at December 31, 2016 and 2015, respectively. The carrying value of other guarantees was $186 million and $184 million at December 31, 2016 and 2015, respectively.

NOTE 22 Guarantees and Contingent Liabilities

Visa Restructuring and Card Association Litigation The Company’s payment services business issues credit and debit cards and acquires credit and debit card transactions through the Visa U.S.A. Inc. card association or its affiliates (collectively “Visa”). In 2007, Visa completed a restructuring and issued shares of Visa Inc. common stock to its financial institution members in contemplation of its initial public offering (“IPO”) completed in the first quarter of 2008 (the “Visa Reorganization”). As a part of the Visa Reorganization, the Company received its proportionate number of shares of Visa Inc. common stock, which were subsequently converted to Class B shares of Visa Inc. (“Class B shares”). Visa U.S.A. Inc. (“Visa U.S.A.”) and MasterCard International (collectively, the “Card Associations”) are defendants in antitrust lawsuits challenging the practices of the Card Associations (the “Visa Litigation”). Visa U.S.A. member banks have a contingent obligation to indemnify Visa Inc. under the Visa U.S.A. bylaws (which were modified at the time of the restructuring in October 2007) for potential losses arising from the Visa Litigation. The indemnification by the Visa U.S.A. member banks has no specific maximum amount.

Using proceeds from its IPO and through reductions to the conversion ratio applicable to the Class B shares held by Visa U.S.A. member banks, Visa Inc. has funded an escrow account for the benefit of member financial institutions to fund their indemnification obligations associated with the Visa Litigation. The receivable related to the escrow account is classified in other liabilities as a direct offset to the related Visa Litigation contingent liability. On October 19, 2012, Visa signed a settlement agreement to resolve class action claims associated with the multi-district interchange litigation, the largest of the remaining Visa Litigation matters. The United States District Court for the Eastern District of New York approved the settlement, but that approval was appealed by certain class members. On June 30, 2016, the United States Court of Appeals for the Second Circuit reversed the approval of the settlement and remanded the case to the district court for further proceedings consistent with the appellate ruling. On November 23, 2016, plaintiff merchants filed a petition with the United States Supreme Court asking it to review the Second Circuit’s decision to reject the settlement.

At December 31, 2016, the carrying amount of the Company’s liability related to the Visa Litigation matters, net of its share of the escrow fundings, was $19 million. During 2016, the Company sold 1.5 million of its Class B shares. These sales, and any previous sales of its Class B shares, do not impact the Company’s liability for the Visa Litigation matters or the receivable related to the escrow account. Upon final settlement of the Visa Litigation, the remaining 4.9 million Class B shares held by the Company will be eligible for conversion to Class A shares of Visa Inc., which are publicly traded. The Class B shares are excluded from the Company’s financial instruments disclosures included in Note 21.

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

The contract or notional amounts of unfunded commitments to extend credit at December 31, 2016, excluding those commitments considered derivatives, were as follows:

	Term
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Commercial and commercial real estate loans	$26,471	$98,452	$124,923
Corporate and purchasing card loans(a)	25,085	–	25,085
Residential mortgages	379	12	391
Retail credit card loans(a)	101,258	–	101,258
Other retail loans	13,254	22,552	35,806
Covered loans	–	320	320
Other	5,558	18	5,576
(a)	Primarily cancelable at the Company’s discretion.

Lease Commitments Rental expense for operating leases totaled $326 million in 2016, $328 million in 2015 and $326 million in 2014. Future minimum payments, net of sublease rentals, under capitalized leases and noncancelable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 2016:

(Dollars in Millions)	Capitalized Leases	Operating Leases
2017	$17	$270
2018	16	243
2019	14	207
2020	13	166
2021	10	140
Thereafter	41	490

Total minimum lease payments	111	$1,516
Less amount representing interest	39

Present value of net minimum lease payments	$72

Other Guarantees and Contingent Liabilities

The following table is a summary of other guarantees and contingent liabilities of the Company at December 31, 2016:

(Dollars in Millions)	Collateral Held	Carrying Amount	Maximum Potential Future Payments
Standby letters of credit	$–	$61	$11,917
Third party borrowing arrangements	–	–	8
Securities lending indemnifications	3,164	–	3,083
Asset sales	–	138	6,211
Merchant processing	483	48	91,040
Tender option bond program guarantee	1,129	–	1,114
Minimum revenue guarantees	–	–	9
Other	–	–	1,287

Letters of Credit Standby letters of credit are commitments the Company issues to guarantee the performance of a customer to a third party. The guarantees frequently support public and private borrowing arrangements, including commercial paper issuances, bond financings and other similar transactions. The Company also issues and confirms commercial letters of credit on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer’s or counterparty’s nonperformance, the Company’s credit loss exposure is similar to that in any extension of credit, up to the letter’s contractual amount. Management assesses the borrower’s credit to determine the necessary collateral, which may include marketable securities, receivables, inventory, equipment and real estate. Since the conditions requiring the Company to fund letters of credit may not occur, the Company expects its liquidity requirements to be less than the total outstanding commitments. The maximum potential future payments guaranteed by the Company under standby letter of credit arrangements at December 31, 2016, were approximately $11.9 billion with a weighted-average term of approximately 20 months. The estimated fair value of standby letters of credit was approximately $61 million at December 31, 2016.

The contract or notional amount of letters of credit at December 31, 2016, were as follows:

	Term
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Standby	$5,552	$6,365	$11,917
Commercial	328	18	346

Guarantees Guarantees are contingent commitments issued by the Company to customers or other third parties. The Company’s guarantees primarily include parent guarantees related to subsidiaries’ third party borrowing arrangements; third party performance guarantees inherent in the Company’s business operations, such as indemnified securities lending programs and merchant charge-back guarantees; and indemnification or buy-back provisions related to certain asset sales. For certain guarantees, the Company has recorded a liability related to the potential obligation, or has access to collateral to support the guarantee or through the exercise of other recourse provisions can offset some or all of the maximum potential future payments made under these guarantees.

Third Party Borrowing Arrangements The Company provides guarantees to third parties as a part of certain subsidiaries’ borrowing arrangements. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $8 million at December 31, 2016.

Commitments from Securities Lending The Company participates in securities lending activities by acting as the customer’s agent involving the loan of securities. The Company indemnifies customers for the difference between the fair value of the securities lent and the fair value of the collateral received. Cash collateralizes these transactions. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $3.1 billion at December 31, 2016, and represent the fair value of the securities lent to third parties. At December 31, 2016, the Company held $3.2 billion of cash as collateral for these arrangements.

Asset Sales The Company has provided guarantees to certain third parties in connection with the sale or syndication of certain assets, primarily loan portfolios and tax-advantaged investments. These guarantees are generally in the form of asset buy-back or make-whole provisions that are triggered upon a credit event or a change in the tax-qualifying status of the related projects, as applicable, and remain in effect until the loans are collected or final tax credits are realized, respectively. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $6.2 billion at December 31, 2016, and represented the proceeds received from the buyer or the guaranteed portion in these transactions where the buy-back or make-whole provisions have not yet expired. At December 31, 2016, the Company had reserved $119 million for potential losses related to the sale or syndication of tax-advantaged investments.

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

The Company regularly sells loans to GSEs as part of its mortgage banking activities. The Company provides customary representations and warranties to the GSEs in conjunction with these sales. These representations and warranties generally require the Company to repurchase assets if it is subsequently determined that a loan did not meet specified criteria, such as a documentation deficiency or rescission of mortgage insurance. If the Company is unable to cure or refute a repurchase request, the Company is generally obligated to repurchase the loan or otherwise reimburse the counterparty for losses. At December 31, 2016, the Company had reserved $19 million for potential losses from representation and warranty obligations, compared with $30 million at December 31, 2015. The Company’s reserve reflects management’s best estimate of losses for representation and warranty obligations. The Company’s repurchase reserve is modeled at the loan level, taking into consideration the individual credit quality and borrower activity that has transpired since origination. The model applies credit quality and economic risk factors to derive a probability of default and potential repurchase that are based on the Company’s historical loss experience, and estimates loss severity based on expected collateral value. The Company also considers qualitative factors that may result in anticipated losses differing from historical loss trends.

As of December 31, 2016 and 2015, the Company had $7 million and $12 million, respectively, of unresolved representation and warranty claims from the GSEs. The Company does not have a significant amount of unresolved claims from investors other than the GSEs.

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

A cardholder, through its issuing bank, generally has until the later of up to four months after the date the transaction is processed or the receipt of the product or service to present a charge-back to the Company as the merchant processor. The absolute maximum potential liability is estimated to be the total volume of credit card transactions that meet the associations’ requirements to be valid charge-back transactions at any given time. Management estimates that the maximum potential exposure for charge-backs would approximate the total amount of merchant transactions processed through the credit card associations for the last four months. For the last four months this amount totaled approximately $91.0 billion. In most cases, this contingent liability is unlikely to arise, as most products and services are delivered when purchased and amounts are refunded when items are returned to merchants. However, where the product or service has been purchased but is not provided until a future date (“future delivery”), the potential for this contingent liability increases. To mitigate this risk, the Company may require the merchant to make an escrow deposit, place maximum volume limitations on future delivery transactions processed by the merchant at any point in time, or require various credit enhancements (including letters of credit and bank guarantees). Also, merchant processing contracts may include event triggers to provide the Company more financial and operational control in the event of financial deterioration of the merchant.

The Company currently processes card transactions in the United States, Canada, Europe and Mexico through wholly-owned subsidiaries and joint ventures with other financial institutions. In the event a merchant was unable to fulfill product or services subject to future delivery, such as airline tickets, the Company could become financially liable for refunding tickets purchased through the credit card associations under the charge-back provisions. Charge-back risk related to these merchants is evaluated in a manner similar to credit risk assessments and, as such, merchant processing contracts contain various provisions to protect the Company in the event of default. At December 31, 2016, the value of airline tickets purchased to be delivered at a future date was $5.7 billion. The Company held collateral of $375 million in escrow deposits, letters of credit and indemnities from financial institutions, and liens on various assets. With respect to future delivery risk for other merchants, the Company held $22 million of merchant escrow deposits as collateral. In addition to specific collateral or other credit enhancements, the Company maintains a liability for its implied guarantees associated with future delivery. At December 31, 2016, the liability was $35 million primarily related to these airline processing arrangements.

In the normal course of business, the Company has unresolved charge-backs. The Company assesses the likelihood of its potential liability based on the extent and nature of unresolved charge-backs and its historical loss experience. At December 31, 2016, the Company held $86 million of merchant escrow deposits as collateral and had a recorded liability for potential losses of $13 million.

Tender Option Bond Program Guarantee As discussed in Note 7, the Company sponsors a municipal bond securities tender option bond program and consolidates the program’s entities on its Consolidated Balance Sheet. The Company provides financial performance guarantees related to the program’s entities. At December 31, 2016, the Company guaranteed $1.1 billion of borrowings of the program’s entities, included on the Consolidated Balance Sheet in short-term borrowings. The Company also included on its Consolidated

Balance Sheet the related $1.1 billion of available-for-sale investment securities serving as collateral for this arrangement.

Minimum Revenue Guarantees In the normal course of business, the Company may enter into revenue share agreements with third party business partners who generate customer referrals or provide marketing or other services related to the generation of revenue. In certain of these agreements, the Company may guarantee that a minimum amount of revenue share payments will be made to the third party over a specified period of time. At December 31, 2016, the maximum potential future payments required to be made by the Company under these agreements were $9 million.

Other Guarantees and Commitments As of December 31, 2016, the Company sponsored, and owned 100 percent of the common equity of, USB Capital IX, a wholly-owned unconsolidated trust, formed for the purpose of issuing redeemable Income Trust Securities (“ITS”) to third party investors, originally investing the proceeds in junior subordinated debt securities (“Debentures”) issued by the Company and entering into stock purchase contracts to purchase the Company’s preferred stock in the future. As of December 31, 2016, all of the Debentures issued by the Company have either matured or been retired. Total assets of USB Capital IX were $682 million at December 31, 2016, consisting primarily of the Company’s Series A Preferred Stock. The Company’s obligations under the transaction documents, taken together, have the effect of providing a full and unconditional guarantee by the Company, on a junior subordinated basis, of the payment obligations of the trust to third party investors totaling $681 million at December 31, 2016.

The Company has also made other financial performance guarantees and commitments primarily related to the operations of its subsidiaries. At December 31, 2016, the maximum potential future payments guaranteed or committed by the Company under these arrangements were approximately $606 million.

Litigation and Regulatory Matters The Company is subject to various litigation and regulatory matters that arise in the ordinary course of its business. The Company establishes reserves for such matters when potential losses become probable and can be reasonably estimated. The Company believes the ultimate resolution of existing legal and regulatory matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company. However, in light of the inherent uncertainties involved in these matters, it is possible that the ultimate resolution of one or more of these matters may have a material adverse effect on the Company’s results from operations for a particular period, and future changes in circumstances or additional information could result in additional accruals or resolution in excess of established accruals, which could adversely affect the Company’s results from operations, potentially materially.

Litigation Matters In the last several years, the Company and other large financial institutions have been sued in their capacity as trustee for residential mortgage–backed securities trusts. Among these lawsuits are actions originally brought in June 2014 by a group of institutional investors, including BlackRock and PIMCO funds, against six bank trustees, including the Company. The actions brought by these institutional investors against the Company are in their early stages and currently are pending in the Supreme Court of the State of New York, New York County, and in the United States District Court for the Southern District of New York. In these lawsuits, the investors allege that the Company’s banking subsidiary, U.S. Bank National Association, as trustee caused them to incur substantial losses by failing to enforce loan repurchase obligations and failing to abide by appropriate standards of care after events of default allegedly occurred. The plaintiffs seek monetary damages in an unspecified amount and also seek equitable relief.

Regulatory Matters The Company is currently subject to examinations, inquiries and investigations by government agencies and bank regulators concerning mortgage-related practices, including those related to compliance with selling guidelines relating to residential home loans sold to GSEs, foreclosure-related expenses submitted to the Federal Housing Administration or GSEs for reimbursement, lender-placed insurance, and notices and filings in bankruptcy cases. The Company is also subject to ongoing examinations, inquiries and investigations by government agencies, bank regulators and law enforcement with respect to Bank Secrecy Act/anti-money laundering compliance program adequacy and effectiveness and sanctions compliance requirements as administered by the Office of Foreign Assets Control. The Company is cooperating with an investigation currently being conducted by the United States Attorney’s Office in Manhattan regarding its banking relationship with Scott Tucker, who has been indicted over the operation of an allegedly illegal payday lending business. Tucker, who is challenging his indictment, and his businesses maintained certain deposit accounts with U.S. Bank National Association. The United States Attorney’s Office has also requested information on aspects of the Company’s Bank Secrecy Act/anti-money laundering compliance program.

The Company is continually subject to examinations, inquiries and investigations in areas of increasing regulatory scrutiny, such as compliance, risk management, third party risk management and consumer protection.

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

NOTE 23 U.S. Bancorp (Parent Company)

Condensed Balance Sheet

At December 31 (Dollars in Millions)	2016	2015

Assets
Due from banks, principally interest-bearing	$7,800	$9,426
Available-for-sale securities	225	352
Investments in bank subsidiaries	44,955	41,708
Investments in nonbank subsidiaries	2,326	2,060
Advances to bank subsidiaries	3,800	3,150
Advances to nonbank subsidiaries	1,265	823
Other assets	1,052	983

Total assets	$61,423	$58,502

Liabilities and Shareholders’ Equity
Short-term funds borrowed	$22	$25
Long-term debt	13,045	11,453
Other liabilities	1,058	893
Shareholders’ equity	47,298	46,131

Total liabilities and shareholders’ equity	$61,423	$58,502

Condensed Statement of Income

Year Ended December 31 (Dollars in Millions)	2016	2015	2014

Income
Dividends from bank subsidiaries	$2,100	$3,900	$3,850
Dividends from nonbank subsidiaries	4	3	38
Interest from subsidiaries	140	120	123
Other income	57	55	64

Total income	2,301	4,078	4,075

Expense
Interest expense	327	292	335
Other expense	123	105	90

Total expense	450	397	425

Income before income taxes and equity in undistributed income of subsidiaries	1,851	3,681	3,650
Applicable income taxes	(97)	(207)	(94)

Income of parent company	1,948	3,888	3,744
Equity in undistributed income of subsidiaries	3,940	1,991	2,107

Net income attributable to U.S. Bancorp	$5,888	$5,879	$5,851

Condensed Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2016	2015	2014

Operating Activities
Net income attributable to U.S. Bancorp	$5,888	$5,879	$5,851
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed income of subsidiaries	(3,940)	(1,991)	(2,107)
Other, net	75	507	48

Net cash provided by operating activities	2,023	4,395	3,792

Investing Activities
Proceeds from sales and maturities of investment securities	232	153	46
Purchases of investment securities	(120)	(47)	(39)
Net (increase) decrease in short-term advances to subsidiaries	(442)	(273)	984
Long-term advances to subsidiaries	(750)	(500)	(1,800)
Principal collected on long-term advances to subsidiaries	100	–	1,400
Other, net	(12)	(6)	(52)

Net cash (used in) provided by investing activities	(992)	(673)	539

Financing Activities
Net (decrease) increase in short-term borrowings	(3)	(152)	39
Proceeds from issuance of long-term debt	3,550	–	3,250
Principal payments or redemption of long-term debt	(1,926)	(1,750)	(1,500)
Proceeds from issuance of preferred stock	–	745	–
Proceeds from issuance of common stock	355	295	453
Repurchase of common stock	(2,556)	(2,190)	(2,200)
Cash dividends paid on preferred stock	(267)	(242)	(243)
Cash dividends paid on common stock	(1,810)	(1,777)	(1,726)

Net cash used in financing activities	(2,657)	(5,071)	(1,927)

Change in cash and due from banks	(1,626)	(1,349)	2,404
Cash and due from banks at beginning of year	9,426	10,775	8,371

Cash and due from banks at end of year	$7,800	$9,426	$10,775

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

NOTE 24 Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2016 through the date the consolidated financial statements were filed with the United States Securities and Exchange Commission. Based on this evaluation, the Company has determined none of these events were required to be recognized or disclosed in the consolidated financial statements and related notes.

U.S. Bancorp

Consolidated Balance Sheet — Five Year Summary (Unaudited)

At December 31 (Dollars in Millions)	2016	2015	2014	2013	2012	% Change 2016 v 2015

Assets
Cash and due from banks	$15,705	$11,147	$10,654	$8,477	$8,252	40.9%
Held-to-maturity securities	42,991	43,590	44,974	38,920	34,389	(1.4)
Available-for-sale securities	66,284	61,997	56,069	40,935	40,139	6.9
Loans held for sale	4,826	3,184	4,792	3,268	7,976	51.6
Loans	273,207	260,849	247,851	235,235	223,329	4.7
Less allowance for loan losses	(3,813)	(3,863)	(4,039)	(4,250)	(4,424)	1.3
Net loans	269,394	256,986	243,812	230,985	218,905	4.8
Other assets	46,764	44,949	42,228	41,436	44,194	4.0
Total assets	$445,964	$421,853	$402,529	$364,021	$353,855	5.7
Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$86,097	$83,766	$77,323	$76,941	$74,172	2.8%
Interest-bearing	248,493	216,634	205,410	185,182	175,011	14.7
Total deposits	334,590	300,400	282,733	262,123	249,183	11.4
Short-term borrowings	13,963	27,877	29,893	27,608	26,302	(49.9)
Long-term debt	33,323	32,078	32,260	20,049	25,516	3.9
Other liabilities	16,155	14,681	13,475	12,434	12,587	10.0
Total liabilities	398,031	375,036	358,361	322,214	313,588	6.1
Total U.S. Bancorp shareholders’ equity	47,298	46,131	43,479	41,113	38,998	2.5
Noncontrolling interests	635	686	689	694	1,269	(7.4)
Total equity	47,933	46,817	44,168	41,807	40,267	2.4
Total liabilities and equity	$445,964	$421,853	$402,529	$364,021	$353,855	5.7

U.S. Bancorp

Consolidated Statement of Income — Five-Year Summary (Unaudited)

Year Ended December 31 (Dollars in Millions)	2016	2015	2014	2013	2012	% Change 2016 v 2015

Interest Income
Loans	$10,810	$10,059	$10,113	$10,277	$10,558	7.5%
Loans held for sale	154	206	128	203	282	(25.2)
Investment securities	2,078	2,001	1,866	1,631	1,792	3.8
Other interest income	125	136	121	174	251	(8.1)

Total interest income	13,167	12,402	12,228	12,285	12,883	6.2

Interest Expense
Deposits	622	457	465	561	691	36.1
Short-term borrowings	263	245	263	353	442	7.3
Long-term debt	754	699	725	767	1,005	7.9

Total interest expense	1,639	1,401	1,453	1,681	2,138	17.0

Net interest income	11,528	11,001	10,775	10,604	10,745	4.8
Provision for credit losses	1,324	1,132	1,229	1,340	1,882	17.0

Net interest income after provision for credit losses	10,204	9,869	9,546	9,264	8,863	3.4

Noninterest Income
Credit and debit card revenue	1,177	1,070	1,021	965	892	10.0
Corporate payment products revenue	712	708	724	706	744	.6
Merchant processing services	1,592	1,547	1,511	1,458	1,395	2.9
ATM processing services	338	318	321	327	346	6.3
Trust and investment management fees	1,427	1,321	1,252	1,139	1,055	8.0
Deposit service charges	725	702	693	670	653	3.3
Treasury management fees	583	561	545	538	541	3.9
Commercial products revenue	871	867	854	859	878	.5
Mortgage banking revenue	979	906	1,009	1,356	1,937	8.1
Investment products fees	158	185	191	178	150	(14.6)
Securities gains (losses), net	22	–	3	9	(15)	*
Other	993	907	1,040	569	743	9.5

Total noninterest income	9,577	9,092	9,164	8,774	9,319	5.3

Noninterest Expense
Compensation	5,212	4,812	4,523	4,371	4,320	8.3
Employee benefits	1,119	1,167	1,041	1,140	945	(4.1)
Net occupancy and equipment	988	991	987	949	917	(.3)
Professional services	502	423	414	381	530	18.7
Marketing and business development	435	361	382	357	388	20.5
Technology and communications	955	887	863	848	821	7.7
Postage, printing and supplies	311	297	328	310	304	4.7
Other intangibles	179	174	199	223	274	2.9
Other	1,975	1,819	1,978	1,695	1,957	8.6

Total noninterest expense	11,676	10,931	10,715	10,274	10,456	6.8

Income before income taxes	8,105	8,030	7,995	7,764	7,726	.9
Applicable income taxes	2,161	2,097	2,087	2,032	2,236	3.1

Net income	5,944	5,933	5,908	5,732	5,490	.2
Net (income) loss attributable to noncontrolling interests	(56)	(54)	(57)	104	157	(3.7)

Net income attributable to U.S. Bancorp	$5,888	$5,879	$5,851	$5,836	$5,647	.2

Net income applicable to U.S. Bancorp common shareholders	$5,589	$5,608	$5,583	$5,552	$5,383	(.3)
*	Not meaningful

U.S. Bancorp

Quarterly Consolidated Financial Data (Unaudited)

	2016				2015
(Dollars in Millions, Except Per Share Data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest Income
Loans	$2,644	$2,664	$2,731	$2,771	$2,493	$2,463	$2,520	$2,583
Loans held for sale	31	36	43	44	41	65	60	40
Investment securities	517	523	515	523	495	505	502	499
Other interest income	29	29	31	36	32	35	35	34
Total interest income	3,221	3,252	3,320	3,374	3,061	3,068	3,117	3,156

Interest Expense
Deposits	139	152	161	170	118	113	113	113
Short-term borrowings	65	66	70	62	61	62	66	56
Long-term debt	182	189	196	187	184	177	170	168
Total interest expense	386	407	427	419	363	352	349	337
Net interest income	2,835	2,845	2,893	2,955	2,698	2,716	2,768	2,819
Provision for credit losses	330	327	325	342	264	281	282	305
Net interest income after provision for credit losses	2,505	2,518	2,568	2,613	2,434	2,435	2,486	2,514

Noninterest Income
Credit and debit card revenue	266	296	299	316	241	266	269	294
Corporate payment products revenue	170	181	190	171	170	178	190	170
Merchant processing services	373	403	412	404	359	395	400	393
ATM processing services	80	84	87	87	78	80	81	79
Trust and investment management fees	339	358	362	368	322	334	329	336
Deposit service charges	168	179	192	186	161	174	185	182
Treasury management fees	142	147	147	147	137	142	143	139
Commercial products revenue	197	238	219	217	200	214	231	222
Mortgage banking revenue	187	238	314	240	240	231	224	211
Investment products fees	40	39	41	38	47	48	46	44
Securities gains (losses), net	3	3	10	6	–	–	(1)	1
Other	184	386	172	251	199	210	229	269
Total noninterest income	2,149	2,552	2,445	2,431	2,154	2,272	2,326	2,340

Noninterest Expense
Compensation	1,249	1,277	1,329	1,357	1,179	1,196	1,225	1,212
Employee benefits	300	278	280	261	317	293	285	272
Net occupancy and equipment	248	243	250	247	247	247	251	246
Professional services	98	121	127	156	77	106	115	125
Marketing and business development	77	149	102	107	70	96	99	96
Technology and communications	233	241	243	238	214	221	222	230
Postage, printing and supplies	79	77	80	75	82	64	77	74
Other intangibles	45	44	45	45	43	43	42	46
Other	420	562	475	518	436	416	459	508
Total noninterest expense	2,749	2,992	2,931	3,004	2,665	2,682	2,775	2,809
Income before income taxes	1,905	2,078	2,082	2,040	1,923	2,025	2,037	2,045
Applicable income taxes	504	542	566	549	479	528	534	556
Net income	1,401	1,536	1,516	1,491	1,444	1,497	1,503	1,489
Net (income) loss attributable to noncontrolling interests	(15)	(14)	(14)	(13)	(13)	(14)	(14)	(13)
Net income attributable to U.S. Bancorp	$1,386	$1,522	$1,502	$1,478	$1,431	$1,483	$1,489	$1,476
Net income applicable to U.S. Bancorp common shareholders	$1,329	$1,435	$1,434	$1,391	$1,365	$1,417	$1,422	$1,404
Earnings per common share	$.77	$.83	$.84	$.82	$.77	$.80	$.81	$.80
Diluted earnings per common share	$.76	$.83	$.84	$.82	$.76	$.80	$.81	$.80

U.S. Bancorp

Supplemental Financial Data (Unaudited)

Earnings Per Common Share Summary	2016	2015	2014	2013	2012
Earnings per common share	$3.25	$3.18	$3.10	$3.02	$2.85
Diluted earnings per common share	3.24	3.16	3.08	3.00	2.84
Dividends declared per common share	1.070	1.010	.965	.885	.780
Ratios
Return on average assets	1.36%	1.44%	1.54%	1.65%	1.65%
Return on average common equity	13.4	14.0	14.7	15.8	16.2
Average total U.S. Bancorp shareholders’ equity to average assets	10.9	11.0	11.3	11.3	11.0
Dividends per common share to net income per common share	32.9	31.8	31.1	29.3	27.4
Other Statistics (Dollars and Shares in Millions)
Common shares outstanding(a)	1,697	1,745	1,786	1,825	1,869
Average common shares outstanding and common stock equivalents
Earnings per common share	1,718	1,764	1,803	1,839	1,887
Diluted earnings per common share	1,724	1,772	1,813	1,849	1,896
Number of shareholders(b)	38,794	40,666	44,114	46,632	49,430
Common dividends declared	$1,842	$1,785	$1,745	$1,631	$1,474
(a)	Defined as total common shares less common stock held in treasury at December 31.
(b)	Based on number of common stock shareholders of record at December 31.

Stock Price Range and Dividends

	2016				2015
	Sales Price				Sales Price
	High	Low	Closing Price	Dividends Declared	High	Low	Closing Price	Dividends Declared
First quarter	$41.82	$37.07	$40.59	$.255	$45.49	$40.70	$43.67	$.245
Second quarter	43.94	38.48	40.33	.255	45.29	42.12	43.40	.255
Third quarter	44.26	38.63	42.89	.280	46.26	38.81	41.01	.255
Fourth quarter	52.68	42.37	51.37	.280	44.58	39.28	42.67	.255

The common stock of U.S. Bancorp is traded on the New York Stock Exchange, under the ticker symbol “USB.” At January 31, 2017, there were 38,703 holders of record of the Company’s common stock.

Stock Performance Chart

The following chart compares the cumulative total shareholder return on the Company’s common stock during the five years ended December 31, 2016, with the cumulative total return on the Standard & Poor’s 500 Index and the KBW Bank Index. The comparison assumes $100 was invested on December 31, 2011, in the Company’s common stock and in each of the foregoing indices and assumes the reinvestment of all dividends. The comparisons in the graph are based upon historical data and are not indicative of, nor intended to forecast, future performance of the Company’s common stock.

U.S. Bancorp

Consolidated Daily Average Balance Sheet and Related Yields and Rates (a) (Unaudited)

	2016			2015
Year Ended December 31 (Dollars in Millions)	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates
Assets
Investment securities	$107,922	$2,181	2.02%	$103,161	$2,120	2.05%
Loans held for sale	4,181	154	3.70	5,784	206	3.56
Loans(b)
Commercial	92,043	2,596	2.82	84,083	2,281	2.71
Commercial real estate	43,040	1,698	3.94	42,415	1,650	3.89
Residential mortgages	55,682	2,070	3.72	51,840	1,966	3.79
Credit card	20,490	2,237	10.92	18,057	1,969	10.90
Other retail	52,330	2,114	4.04	49,079	2,020	4.12
Total loans, excluding covered loans	263,585	10,715	4.06	245,474	9,886	4.03
Covered loans	4,226	200	4.73	4,985	271	5.42
Total loans	267,811	10,915	4.08	250,459	10,157	4.06
Other earning assets	9,963	125	1.26	8,041	136	1.69
Total earning assets	389,877	13,375	3.43	367,445	12,619	3.43
Allowance for loan losses	(3,837)			(4,035)
Unrealized gain (loss) on investment securities	593			710
Other assets	46,680			44,745
Total assets	$433,313			$408,865
Liabilities and Shareholders’ Equity
Noninterest-bearing deposits	$81,176			$79,203
Interest-bearing deposits
Interest checking	61,726	42	.07	55,974	30	.05
Money market savings	96,518	349	.36	79,266	192	.24
Savings accounts	40,382	34	.09	37,150	40	.11
Time deposits	33,008	197	.60	35,558	195	.55
Total interest-bearing deposits	231,634	622	.27	207,948	457	.22
Short-term borrowings	19,906	268	1.34	27,960	249	.89
Long-term debt	36,220	754	2.08	33,566	699	2.08
Total interest-bearing liabilities	287,760	1,644	.57	269,474	1,405	.52
Other liabilities	16,389			14,686
Shareholders’ equity
Preferred equity	5,501			4,836
Common equity	41,838			39,977
Total U.S. Bancorp shareholders’ equity	47,339			44,813
Noncontrolling interests	649			689
Total equity	47,988			45,502
Total liabilities and equity	$433,313			$408,865
Net interest income		$11,731			$11,214
Gross interest margin			2.86%			2.91%
Gross interest margin without taxable-equivalent increments			2.81%			2.85%
Percent of Earning Assets
Interest income			3.43%			3.43%
Interest expense			.42			.38
Net interest margin			3.01%			3.05%
Net interest margin without taxable-equivalent increments			2.96%			2.99%
(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent.
(b)	Interest income and rates on loans include loan fees. Nonaccrual loans are included in average loan balances.

2014			2013			2012			2016 v 2015
Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	% Change Average Balances

$90,327	$1,991	2.20%	$75,046	$1,767	2.35%	$72,501	$1,939	2.67%	4.6%
3,148	128	4.08	5,723	203	3.56	7,847	282	3.60	(27.7)

75,734	2,228	2.94	67,274	2,168	3.22	60,830	2,168	3.56	9.5
40,592	1,575	3.88	38,237	1,589	4.16	36,505	1,638	4.49	1.5
51,818	2,001	3.86	47,982	1,959	4.08	40,290	1,827	4.53	7.4
17,635	1,817	10.30	16,813	1,691	10.06	16,653	1,693	10.16	13.5
48,353	2,141	4.43	47,125	2,318	4.92	47,938	2,488	5.19	6.6
234,132	9,762	4.17	217,431	9,725	4.47	202,216	9,814	4.85	7.4
7,560	452	5.97	10,043	643	6.41	13,158	826	6.28	(15.2)
241,692	10,214	4.23	227,474	10,368	4.56	215,374	10,640	4.94	6.9
5,827	121	2.08	6,896	175	2.53	10,548	251	2.38	23.9
340,994	12,454	3.65	315,139	12,513	3.97	306,270	13,112	4.28	6.1
(4,187)			(4,373)			(4,642)			4.9
466			633			1,077			(16.5)
42,731			41,281			40,144			4.3
$380,004			$352,680			$342,849			6.0

$73,455			$69,020			$67,241			2.5%

53,248	35	.07	48,792	36	.07	45,433	46	.10	10.3
63,977	117	.18	55,512	76	.14	46,874	62	.13	21.8
34,196	46	.14	31,916	49	.15	29,596	66	.22	8.7
41,764	267	.64	45,217	400	.88	46,566	517	1.11	(7.2)
193,185	465	.24	181,437	561	.31	168,469	691	.41	11.4
30,252	267	.88	27,683	357	1.29	28,549	447	1.57	(28.8)
26,535	725	2.73	21,280	767	3.60	28,448	1,005	3.53	7.9
249,972	1,457	.58	230,400	1,685	.73	225,466	2,143	.95	6.8
13,053			11,973			11,406			11.6

4,756			4,804			4,381			13.8
38,081			35,113			33,230			4.7
42,837			39,917			37,611			5.6
687			1,370			1,125			(5.8)
43,524			41,287			38,736			5.5
$380,004			$352,680			$342,849			6.0
	$10,997			$10,828			$10,969
		3.07%			3.24%			3.33%
		3.00%			3.17%			3.26%

		3.65%			3.97%			4.28%
		.42			.53			.70
		3.23%			3.44%			3.58%
		3.16%			3.37%			3.51%

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

U.S. Bancorp’s banking subsidiary is engaged in the general banking business, principally in domestic markets. The subsidiary, with $343 billion in deposits at December 31, 2016, provides a wide range of products and services to individuals, businesses, institutional organizations, governmental entities and other financial institutions. Commercial and consumer lending services are principally offered to customers within the Company’s domestic markets, to domestic customers with foreign operations and to large national customers operating in specific industries targeted by the Company. Lending services include traditional credit products as well as credit card services, lease financing and import/export trade, asset-backed lending, agricultural finance and other products. Depository services include checking accounts, savings accounts and time certificate contracts. Ancillary services such as capital markets, treasury management and receivable lock-box collection are provided to corporate customers. U.S. Bancorp’s bank and trust subsidiaries provide a full range of asset management and fiduciary services for individuals, estates, foundations, business corporations and charitable organizations.

Other U.S. Bancorp non-banking subsidiaries offer investment and insurance products to the Company’s customers principally within its markets, and fund administration services to a broad range of mutual and other funds.

Banking and investment services are provided through a network of 3,106 banking offices principally operating in the Midwest and West regions of the United States, through on-line services and over mobile devices. The Company operates a network of 4,842 ATMs and provides 24-hour, seven day a week telephone customer service. Mortgage banking services are provided through banking offices and loan production offices throughout the Company’s markets. Lending products may be originated through banking offices, indirect correspondents, brokers or other lending sources. The Company is also one of the largest providers of corporate and purchasing card services and corporate trust services in the United States. A wholly-owned subsidiary, Elavon, Inc. (“Elavon”), provides merchant processing services directly to merchants and through a network of banking affiliations. Wholly-owned subsidiaries, and affiliates of Elavon, provide similar merchant services in Canada, Mexico and segments of Europe directly or through joint ventures with other financial institutions. The Company also provides corporate trust and fund administration services in Europe. These foreign operations are not significant to the Company.

On a full-time equivalent basis, as of December 31, 2016, U.S. Bancorp employed 71,191 people.

Risk Factors An investment in the Company involves risk, including the possibility that the value of the investment could fall substantially and that dividends or other distributions on the investment could be reduced or eliminated. Below are risk factors that could adversely affect the Company’s financial results and condition and the value of, and return on, an investment in the Company.

Regulatory and Legal Risk

The Company is subject to extensive and evolving government regulation and supervision, which can increase the cost of doing business, limit the Company’s ability to make investments and generate revenue, and lead to costly enforcement actions Banking regulations are primarily intended to protect depositors’ funds, the federal Deposit Insurance Fund, and the United States financial system as a whole, and not the Company’s debt holders or shareholders. These regulations, and the Company’s inability to act in certain instances without receiving prior regulatory approval, affect the Company’s lending practices, capital structure, investment practices, dividend policy, ability to repurchase common stock, and ability to pursue strategic acquisitions, among other activities.

Federal and state regulation and supervision has increased in recent years due to the implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and other financial reform initiatives. The Company expects that there will continue to be significant regulatory activity into 2017 and in future years, as a result of current and future initiatives intended to provide economic stimulus, financial market stability, and enhancement of the liquidity and solvency of financial institutions. The recent change in national political leadership has introduced some uncertainty into the direction and timing of any future regulation, however. While an overall reduction in the regulation of the financial services sector could result in some operational and cost benefits, any potential new regulations or modifications to existing regulations and supervisory expectations may necessitate changes to the Company’s existing regulatory compliance and risk management infrastructure.

Changes to statutes, regulations or regulatory policies, or their interpretation or implementation, and/or the continued heightening of regulatory practices, requirements or expectations, could affect the Company in substantial and unpredictable ways. For example, the Office of the Comptroller of the Currency’s (the “OCC’s”) Guidelines for Heightened Standards and the Federal Reserve’s Enhanced Prudential Supervision Rules have required and will continue to require significant Board of Directors oversight and management focus on governance and risk-

management activities. The OCC has also recently finalized guidelines that require banks to develop and maintain a recovery plan subject to regulatory review, which could present new challenges and demands on resources in stressed scenarios. Further, many parts of the Dodd-Frank Act are still in the implementation stage or are under review, which leaves some uncertainty as to its final aggregate impact upon the Company. In addition, any future changes in tax policies could have an uncertain impact on the Company and its customers.

The financial services industry continues to face intense scrutiny from bank supervisors in the examination process and aggressive enforcement of regulations on both the federal and state levels, particularly with respect to mortgage-related practices, student lending practices, sales practices and related incentive compensation programs, and other consumer compliance matters, as well as compliance with Bank Secrecy Act/anti-money laundering requirements and sanctions compliance requirements as administered by the Office of Foreign Assets Control. In accordance with this trend, the Company entered into a Consent Order with the OCC in October 2015 that concerns deficiencies in its Bank Secrecy Act/anti-money laundering compliance program, and requires an ongoing review of that program. If the Company does not make satisfactory progress toward addressing the requirements of the October 2015 Consent Order, it may be required to enter into further orders and settlements, pay fines or other penalties or further modify its business practices (which may increase the Company’s operating expenses and decrease its revenue).

Federal law grants substantial enforcement powers to federal banking regulators and law enforcement. This enforcement authority includes, among other things, the ability to assess significant civil or criminal monetary penalties, fines, or restitution; to issue cease and desist or removal orders; and to initiate injunctive actions against banking organizations and institution-affiliated parties. These enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Foreign supervisors also have increased regulatory scrutiny and enforcement in areas related to consumer compliance, money laundering, and information technology systems and controls, among others. Any future enforcement action could have a material adverse impact on the Company.

In general, the amounts paid by financial institutions in settlement of proceedings or investigations and the severity of other terms of regulatory settlements have been increasing dramatically and are likely to remain elevated in the near term. In some cases, governmental authorities have required criminal pleas or other extraordinary terms as part of such settlements, which could have significant consequences for a financial institution, including loss of customers, restrictions on the ability to access the capital markets, and the inability to operate certain businesses or offer certain products for a period of time. Violations of laws and regulations or deemed deficiencies in risk management practices also may be incorporated into the Company’s supervisory ratings. A downgrade in these ratings, or other regulatory actions and settlements, such as the October

2015 Consent Order, can limit the Company’s ability to pursue acquisitions or conduct other expansionary activities for a period of time and require new or additional regulatory approvals before engaging in certain other business activities.

Compliance with new regulations and supervisory initiatives may continue to increase the Company’s costs. In addition, regulatory changes may reduce the Company’s revenues, limit the types of financial services and products it may offer, alter the investments it makes, affect the manner in which it operates its businesses, increase its litigation and regulatory costs should it fail to appropriately comply with new or modified laws and regulatory requirements, and increase the ability of non-banks to offer competing financial services and products. See “Supervision and Regulation” in the Company’s Annual Report on Form 10-K for additional information regarding the extensive regulatory framework applicable to the Company.

More stringent requirements related to capital and liquidity have been adopted by United States banking regulators that may limit the Company’s ability to return earnings to shareholders or operate or invest in its business United States banking regulators have adopted more stringent capital- and liquidity-related standards applicable to larger banking organizations, including the Company. The rules require banks to hold more and higher quality capital as well as sufficient unencumbered liquid assets to meet certain stress scenarios defined by regulation. The implementation of these rules including the common equity tier 1 capital conservation buffer, or additional capital- and liquidity-related rules, could require the Company to take further steps to increase its capital, increase its investment security holdings, divest assets or operations, or otherwise change aspects of its capital and/or liquidity measures, including in ways that may be dilutive to shareholders or could limit the Company’s ability to pay common stock dividends, repurchase its common stock, invest in its businesses or provide loans to its customers. See “Supervision and Regulation” in the Company’s Annual Report on Form 10-K for additional information regarding the capital and liquidity requirements under the Dodd-Frank Act and Basel III.

Additional requirements may be imposed in the future. The Board of Governors of the Federal Reserve System has recently finalized a policy statement that details the framework it would follow in setting the countercyclical capital buffer, a macroprudential tool that would raise capital requirements when there is an elevated risk of above normal losses in the United States financial system. Furthermore, the Basel Committee on Banking Supervision (the “Basel Committee”) has published several consultative papers regarding (i) the standardized approach to credit risk, (ii) a fundamental review of the trading book, (iii) interest rate risk in the banking book, and (iv) operational risk. The Basel Committee is expected to release final standards regarding these measures in 2017. Finally, the United States banking regulators have proposed regulations implementing the Basel Committee’s net stable funding ratio framework. The ultimate impact on the Company’s capital and liquidity will depend on the final United States rulemakings and implementation process thereafter.

The Company is subject to significant financial and reputational risks from potential legal liability and governmental actions The Company faces significant legal risks in its business, and the volume of claims and amount of damages and penalties claimed in litigation and governmental proceedings against it and other financial institutions are increasing. Customers, clients and other counterparties have grown more litigious and are making claims for substantial or indeterminate amounts of damages, while banking regulators and certain other governmental authorities, such as the United States Department of Justice, have demonstrated an increasing focus on enforcement, including in connection with alleged violations of law and customer harm. In addition, governmental authorities have begun to seek criminal penalties against companies in the financial services sector for regulatory violations and have begun to require an admission of wrongdoing from financial institutions in connection with settling such matters. Criminal convictions or admissions of wrongdoing in a settlement with the government can lead to greater exposure in civil litigation and reputational harm.

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

Substantial legal liability or significant governmental action against the Company could materially impact its financial condition and results of operations or cause significant reputational harm to the Company, which in turn could adversely impact its business prospects. Also, the resolution of a litigation or regulatory matter could result in additional accruals or exceed established accruals for a particular period, which could materially impact the Company’s results from operations for that period.

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

Any deterioration in global economic conditions, including those that could follow a withdrawal of the United Kingdom from the European Union and other political trends toward nationalism, could slow the recovery of the domestic economy or negatively impact the Company’s borrowers or other counterparties that have direct or indirect exposure to these regions. Such global disruptions can undermine investor confidence, cause a contraction of available credit, or create market volatility, any of which could have significant adverse effects on the Company’s businesses, results of operations, financial condition and liquidity, even if the Company’s direct exposure to the affected region is limited.

Changes in domestic economic, trade or tax policies that might arise from recent transitions in political leadership in the United States could also disrupt economic conditions. Such policy changes could negatively affect some sectors of the domestic market more than others, erode consumer confidence levels, cause adverse changes in payment patterns, lead to increases in delinquencies and default rates in certain industries or regions, or have other negative market or customer impacts. Such developments could increase the Company’s loan charge-offs and provision for credit losses. Any future economic deterioration that affects household or corporate incomes and the continuing concern regarding the possibility of a return to recessionary conditions could also result in reduced demand for credit or fee-based products and services.

Changes in interest rates could reduce the Company’s net interest income The Company’s earnings are dependent to a large degree on net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. Net interest income is significantly affected by market rates of interest, which in turn are affected by prevailing economic conditions, by the fiscal and monetary policies of the federal government and by the policies of various regulatory agencies. Like all financial institutions, the Company’s financial position is affected by fluctuations in interest rates. Volatility in interest rates can also result in the flow of funds away from financial institutions into direct investments. Direct investments, such as United States government and corporate securities and other investment vehicles (including mutual funds), generally pay higher rates of return than financial institutions, because of the absence of federal insurance premiums and reserve requirements.

Credit and Mortgage Business Risk

Heightened credit risk could require the Company to increase its provision for credit losses, which could have a material adverse effect on the Company’s results of operations and financial condition When the Company lends money, or commits to lend money, it incurs credit risk, or the risk of losses if its borrowers do not repay their loans. As one of the largest lenders in the United States, the credit performance of the Company’s loan portfolios significantly affects its financial results and condition. The Company incurred high levels of losses on loans during the most recent financial crisis and recovery period, and if the current economic environment were to deteriorate, more of its customers may have difficulty in repaying their loans or other obligations, which could result in a higher level of credit losses and higher provisions for credit losses. The Company reserves for credit losses by establishing an allowance through a charge to earnings to provide for loan defaults and nonperformance. The amount of the Company’s allowance for loan losses is based on its historical loss experience as well as an evaluation of the risks associated with its loan portfolio, including the size and composition of the loan portfolio, current economic conditions and geographic concentrations within the portfolio. The stress on the United States economy and the local economies in which the Company does business may be greater or last longer than expected, resulting in, among other things, greater than expected deterioration in credit quality of the loan portfolio, or in the value of collateral securing those loans.

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

Changes in interest rates can impact the value of the Company’s mortgage servicing rights and mortgages held for sale, and can make its mortgage banking revenue volatile from quarter to quarter, which can reduce its earnings The Company has a portfolio of MSRs, which is the right to service a mortgage loan–collect principal, interest and escrow amounts–for a fee. The Company initially carries its MSRs using a fair value measurement of the present value of the estimated future net servicing income, which includes assumptions about the likelihood of prepayment by borrowers. Changes in interest rates can affect prepayment assumptions and thus fair value. As interest rates fall, prepayments tend to increase as borrowers refinance, and the fair value of MSRs can decrease, which in turn reduces the Company’s earnings. Further, it is possible that, because of economic conditions and/or a weak or deteriorating housing market, even if interest rates were to fall or remain low, mortgage originations may also fall or any increase in mortgage originations may not be enough to offset the decrease in the MSRs’ value caused by the lower rates.

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

Third parties with which the Company does business or that facilitate its business activities, including exchanges, clearinghouses, payment and ATM networks, financial intermediaries or vendors that provide services or technology solutions for the Company’s operations, could also be sources of operational and security risks to the Company, including with respect to breakdowns or failures of their systems, misconduct by their employees or cyber attacks that could affect their ability to deliver a product or service to the Company or result in lost or compromised information of the Company or its customers. In addition, during the past several years a number of large and small retailers and hospitality companies have disclosed substantial cyber security breaches affecting debit and credit card accounts of their customers, some of whom were the Company’s cardholders. Although these incidents have not yet had a material impact on the Company, these attacks involving Company cards are likely to continue and could, individually or in the aggregate, have a material adverse effect on the Company’s financial condition or results of operations.

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

Operational risks for large institutions such as the Company have generally increased in recent years, in part because of the proliferation of new technologies, the use of internet services and telecommunications technologies to conduct financial transactions, the increased number and complexity of transactions being processed, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. If personal, confidential or proprietary information of customers or clients in the Company’s possession were to be mishandled or misused, the Company could suffer significant regulatory consequences, reputational damage and financial loss. This mishandling or misuse could include, for example, situations in which the information is erroneously provided to parties who are not permitted to have the information, either by fault of the Company’s systems, employees, or third party service providers, or where the information is intercepted or otherwise inappropriately taken by third parties. In the event of a breakdown in the internal control system, improper operation of systems or improper employee or third party actions, the Company could suffer financial loss, face legal or regulatory action and suffer damage to its reputation.

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

Negative publicity could damage the Company’s reputation and adversely impact its business and financial results Reputational risk, or the risk to the Company’s business, earnings and capital from negative public opinion, is inherent in the Company’s business and increased substantially because of the financial crisis beginning in 2008. The reputation of the financial services industry in general has been damaged as a result of the financial crisis and other matters affecting the financial services industry, including mortgage foreclosure issues and, more recently, concerns about improper sales practices related to retail customers. Negative public opinion about the financial services industry generally or the Company specifically could adversely affect the Company’s ability to keep and attract customers, and expose the Company to litigation and regulatory action. Negative public opinion can result from the Company’s actual or alleged conduct in any number of activities, including lending practices, mortgage servicing and foreclosure practices, corporate governance, executive compensation, incentive-based compensation paid to and supervision of sales personnel, regulatory compliance, mergers and acquisitions, and related disclosure, sharing or inadequate protection of customer information, and actions taken by government regulators and community organizations in response to that conduct. Because most of the Company’s businesses operate under the “U.S. Bank” brand, actual or alleged conduct by one business can result in negative public opinion about other businesses the Company operates. Although the Company takes steps to minimize reputation risk in dealing with customers and other constituencies, the Company, as a large diversified financial services company with a high industry profile, is inherently exposed to this risk.

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

Liquidity Risk

If the Company does not effectively manage its liquidity, its business could suffer The Company’s liquidity is essential for the operation of its business. Market conditions, unforeseen outflows of funds or other events could negatively affect the Company’s level or cost of funding, affecting its ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, and fund asset growth and new business transactions at a reasonable cost and in a timely manner. If the Company’s access to stable and low-cost sources of funding, such as customer deposits, is reduced, the Company might need to use alternative funding, which could be more expensive or of limited availability. Any substantial, unexpected or prolonged changes in the level or cost of liquidity could adversely affect the Company’s business.

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

The Company relies on dividends from its subsidiaries for its liquidity needs, and the payment of those dividends could be limited by laws and regulations The Company is a separate and distinct legal entity from its bank and non-bank subsidiaries. The Company receives a significant portion of its cash from dividends paid by its subsidiaries. These dividends are the principal source of funds to pay dividends on the Company’s stock and interest and principal on its debt. Various federal and state laws and regulations limit the amount of dividends that its bank and certain of its non-bank subsidiaries may pay to the Company without regulatory approval. Also, the Company’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to prior claims of the subsidiary’s creditors, except to the extent that any of the Company’s claims as a creditor of that subsidiary may be recognized.

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

The Company’s business could suffer if it fails to attract and retain skilled employees The Company’s success depends, in large part, on its ability to attract and retain key employees. Competition for the best people in most activities the Company engages in can be intense. The Company may not be able to hire the best people or to keep them. Recent strong scrutiny of compensation practices has resulted in, and may continue to result in, additional regulation and legislation in this area, as well as additional legislative and regulatory initiatives. In particular, six federal agencies proposed rules in the spring of 2016 to implement the provisions of the Dodd-Frank Act concerning financial institutions’ incentive compensation arrangements. If implemented as proposed, the rules could put the Company at a recruiting and retention disadvantage compared to employers not covered by the rules and even other covered institutions that fall under a different category within the rules. There is no assurance that these developments will not cause increased turnover or impede the Company’s ability to retain and attract the highest caliber employees.

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

Changes in accounting standards could materially impact the Company’s financial statements From time to time, the Financial Accounting Standards Board and the United States Securities and Exchange Commission change the financial accounting and reporting standards that govern the preparation of the Company’s financial statements. These changes can be hard to predict and can materially impact how the Company records and reports its financial condition and results of operations. The Company could be required to apply a new or revised standard retroactively or apply an existing standard differently, also retroactively, in each case potentially resulting in the Company restating prior period financial statements. As an example, the Financial Accounting Standards Board recently issued accounting guidance, effective for the Company no later than January 1, 2020, related to the impairment of financial instruments, particularly the allowance for loan losses. This guidance changes existing impairment recognition to a model that is based on expected losses rather than incurred losses, which is intended to result in more timely recognition of credit losses. This guidance will be adopted by way of a cumulative effect adjustment recorded to beginning retained earnings upon the effective date. The Company is currently evaluating the impact of this guidance on its financial statements.

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

Risk Management

The Company’s framework for managing risks may not be effective in mitigating risk and loss to the Company The Company’s risk management framework seeks to mitigate risk and loss. The Company has established processes and procedures intended to identify, measure, monitor, report, and analyze the types of risk to which it is subject, including liquidity risk, credit risk, market risk, interest rate risk, compliance risk, strategic risk, reputational risk, and operational risk related to its employees, systems and vendors, among others. However, as with any risk management framework, there are inherent limitations to the Company’s risk management strategies as there may exist, or develop in the future, risks that it has not appropriately anticipated or identified. The Company relies on quantitative models to measure certain risks and to estimate certain financial values, and these models could fail to predict future events or exposures accurately. The financial and credit crises that began in 2008 and the resulting regulatory reform highlighted both the importance and some of the limitations of managing unanticipated risks, and the Company’s regulators remain focused on ensuring that financial institutions build and maintain robust risk management policies. If the Company’s risk management framework proves ineffective, the Company could incur litigation and negative regulatory consequences, and suffer unexpected losses that could affect its financial condition or results of operations.

Executive Officers

Richard K. Davis

Mr. Davis is Chairman and Chief Executive Officer of U.S. Bancorp. Mr. Davis, 58, has served as Chairman of U.S. Bancorp since December 2007 and Chief Executive Officer since December 2006. He also served as President from October 2004 until January 2016. He served as Chief Operating Officer from October 2004 until December 2006. Mr. Davis has held management positions with the Company since joining Star Banc Corporation, one of its predecessors, in 1993 as Executive Vice President.

Jennie P. Carlson

Ms. Carlson is Executive Vice President, Human Resources, of U.S. Bancorp. Ms. Carlson, 56, has served in this position since January 2002. Until that time, she served as Executive Vice President, Deputy General Counsel and Corporate Secretary of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001. From 1995 until the merger, she was General Counsel and Secretary of Firstar Corporation and Star Banc Corporation.

Andrew Cecere

Mr. Cecere is President and Chief Operating Officer of U.S. Bancorp. Mr. Cecere, 56, has served in this position since January 2016. From January 2015 until January 2016, he served as Vice Chairman and Chief Operating Officer. From February 2007 until January 2015, Mr. Cecere served as U.S. Bancorp’s Vice Chairman and Chief Financial Officer. Until that time, he served as Vice Chairman, Wealth Management and Securities Services of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001. Previously, he had served as an executive officer of the former U.S. Bancorp, including as Chief Financial Officer from May 2000 through February 2001.

James L. Chosy

Mr. Chosy is Executive Vice President and General Counsel of U.S. Bancorp. Mr. Chosy, 53, has served in this position since March 2013. He also served as Corporate Secretary of U.S, Bancorp from March 2013 until April 2016. From 2001 to 2013, he served as the General Counsel and Secretary of Piper Jaffray Companies. From 1995 to 2001, Mr. Chosy was Vice President and Associate General Counsel of U.S. Bancorp, having also served as Assistant Secretary of U.S. Bancorp from 1995 through 2000 and as Secretary from 2000 until 2001.

Terrance R. Dolan

Mr. Dolan is Vice Chairman and Chief Financial Officer of U.S. Bancorp. Mr. Dolan, 55, has served in this position since August 2016. From July 2010 to July 2016, he served as Vice Chairman, Wealth Management and Securities Services, of U.S. Bancorp. From September 1998 to July 2010, Mr. Dolan served as U.S. Bancorp’s Controller. He additionally held the title of Executive Vice President from January 2002 until June 2010 and Senior Vice President from September 1998 until January 2002.

John R. Elmore

Mr. Elmore is Vice Chairman, Community Banking and Branch Delivery, of U.S. Bancorp. Mr. Elmore, 60, has served in this position since March 2013. From 1999 to 2013, he served as Executive Vice President, Community Banking, of U.S. Bancorp and its predecessor company, Firstar Corporation.

Leslie V. Godridge

Ms. Godridge is Vice Chairman, Wholesale Banking, of U.S. Bancorp. Ms. Godridge, 61, has served in this position since January 2016. From February 2013 until December 2015, she served as Executive Vice President, National Corporate Specialized Industries and Global Treasury Management, of U.S. Bancorp. From February 2007, when she joined U.S. Bancorp, until January 2013, Ms. Godridge served as Executive Vice President, National Corporate and Institutional Banking, of U.S. Bancorp. Prior to that time, she served as Senior Executive Vice President and a member of the Executive Committee at The Bank of New York, where she was head of BNY Asset Management, Private Banking, Consumer Banking and Regional Commercial Banking from 2004 to 2006.

Gunjan Kedia

Ms. Kedia is Vice Chairman, Wealth Management and Securities Services, of U.S. Bancorp. Ms. Kedia, 45, has served in this position since joining U.S. Bancorp in December 2016. From October 2008 until May 2016, she served as Executive Vice President of State Street Corporation where she led the core investment servicing business in North and South America and served as a member of State Street’s management committee, its senior most strategy and policy committee. Previously, Ms. Kedia was an Executive Vice President of global product management at Bank of New York Mellon from 2004 to 2008.

James B. Kelligrew

Mr. Kelligrew is Vice Chairman, Wholesale Banking, of U.S. Bancorp. Mr. Kelligrew, 51, has served in this position since January 2016. From March 2014 until December 2015, he served as Executive Vice President, Fixed Income and Capital Markets, of U.S. Bancorp, having served as Executive Vice President, Credit Fixed Income, of U.S. Bancorp from May 2009 to March 2014. Prior to that time, he held various leadership positions with Wells Fargo Securities from 2003 to 2009, and with Bank of America Securities from 1993 to 2003.

Shailesh M. Kotwal

Mr. Kotwal is Vice Chairman, Payment Services, of U.S. Bancorp. Mr. Kotwal, 52, has served in this position since joining U.S. Bancorp in March 2015. From July 2008 until May 2014, he served as Executive Vice President of TD Bank Group with responsibility for retail banking products and services and as Chair of its enterprise payments council. From 2006 until 2008, he served as President, International, of eFunds Corporation, a payment services company. Previously, Mr. Kotwal served in various leadership roles at American Express Company from 1989 until 2006, including responsibility for operations in North and South America, Europe and the Asia-Pacific regions.

P.W. Parker

Mr. Parker is Vice Chairman and Chief Risk Officer of U.S. Bancorp. Mr. Parker, 60, has served in this position since December 2013. From October 2007 until December 2013 he served as Executive Vice President and Chief Credit Officer of U.S. Bancorp. From March 2005 until October 2007, he served as Executive Vice President of Credit Portfolio Management of U.S. Bancorp, having served as Senior Vice President of Credit Portfolio Management of U.S. Bancorp since January 2002.

Katherine B. Quinn

Ms. Quinn is Executive Vice President and Chief Strategy and Reputation Officer of U.S. Bancorp. Ms. Quinn, 52, has served in this position since joining U.S. Bancorp in September 2013 and has served on U.S. Bancorp’s Managing Committee since January 2015. From September 2010 until January 2013, she served as Chief Marketing Officer of WellPoint, Inc. (now known as Anthem, Inc.), a health insurance provider, having served as Head of Corporate Marketing of WellPoint from July 2005 until September 2010. Prior to that time, she served as Chief Marketing and Strategy Officer at The Hartford, an investment and insurance company, from 2003 until 2005.

Mark G. Runkel

Mr. Runkel is Executive Vice President and Chief Credit Officer of U.S. Bancorp. Mr. Runkel, 40, has served in this position since December 2013. From February 2011 until December 2013, he served as Senior Vice President and Credit Risk Group Manager of U.S. Bancorp Retail and Payment Services Credit Risk Management, having served as Senior Vice President and Risk Manager of U.S. Bancorp Retail and Small Business Credit Risk Management from June 2009 until February 2011. From March 2005 until May 2009, he served as Vice President and Risk Manager of U.S. Bancorp.

Kent V. Stone

Mr. Stone is Vice Chairman, Consumer Banking Sales and Support, of U.S. Bancorp. Mr. Stone, 59, has served in this position since March 2013. He served as an Executive Vice President of U.S. Bancorp from 2000 to 2013, most recently with responsibility for Consumer Banking Support Services since 2006, and held other senior leadership positions with U.S. Bancorp since 1991.

Jeffry H. von Gillern

Mr. von Gillern is Vice Chairman, Technology and Operations Services, of U.S. Bancorp. Mr. von Gillern, 51, has served in this position since July 2010. From April 2001, when he joined U.S. Bancorp, until July 2010, Mr. von Gillern served as Executive Vice President of U.S. Bancorp, additionally serving as Chief Information Officer from July 2007 until July 2010.

Directors

Richard K. Davis1,3,7

Chairman and Chief Executive Officer

U.S. Bancorp

Douglas M. Baker, Jr.1,6,7

Chairman and Chief Executive Officer

Ecolab Inc.

(Cleaning and sanitizing products)

Warner L. Baxter2,3

Chairman, President and Chief Executive Officer

Ameren Corporation

(Energy)

Marc N. Casper3,4

President and Chief Executive Officer

Thermo Fisher Scientific Inc.

(Life sciences and healthcare technology)

Andrew Cecere3,7

President and Chief Operating Officer

U.S. Bancorp

Arthur D. Collins, Jr.1,5,6

Retired Chairman and Chief Executive Officer

Medtronic, Inc.

(Medical device and technology)

Kimberly J. Harris1,4,6

President and Chief Executive Officer

Puget Energy, Inc. and Puget Sound Energy, Inc.

(Energy)

Roland A. Hernandez1,2,4

Founding Principal and Chief Executive Officer

Hernandez Media Ventures

(Media)

Doreen Woo Ho3,7

Commissioner

San Francisco Port Commission

(Government)

Olivia F. Kirtley1,5,7

Business Consultant

(Consulting)

Karen S. Lynch2,4

President

Aetna Inc.

(Healthcare benefits)

David B. O’Maley 1,5,6

Retired Chairman, President and Chief Executive Officer

Ohio National Financial Services, Inc.

(Insurance)

O’dell M. Owens, M.D., M.P.H.3,4,5

President and Chief Executive Officer

Interact for Health

(Health and wellness)

Craig D. Schnuck6,7

Former Chairman and Chief Executive Officer

Schnuck Markets, Inc.

(Food retail)

Scott W. Wine2,5

Chairman and Chief Executive Officer

Polaris Industries, Inc.

(Motorized products)

1.	Executive Committee
2.	Audit Committee
3.	Capital Planning Committee
4.	Community Reinvestment and Public Policy Committee
5.	Compensation and Human Resources Committee
6.	Governance Committee
7.	Risk Management Committee