Form 10-K, Exhibit 13
period 2017-12-31
US BANCORP \DE\
filed 2018-02-22
CIK 36104

EXHIBIT 13

The following pages discuss in detail the financial results we achieved in 2017 — results that reflect how we’re building your trust.

Financial Table of Contents

22	Management’s Discussion and Analysis

22	Overview

24	Statement of Income Analysis

29	Balance Sheet Analysis

38	Corporate Risk Profile

38	Overview

39	Credit Risk Management

51	Residual Value Risk Management

52	Operational Risk Management

52	Compliance Risk Management

52	Interest Rate Risk Management

54	Market Risk Management

55	Liquidity Risk Management

58	Capital Management

60	Fourth Quarter Summary

61	Line of Business Financial Review

66	Non-GAAP Financial Measures

68	Accounting Changes

68	Critical Accounting Policies

71	Controls and Procedures

72	Reports of Management and Independent Accountants

75	Consolidated Financial Statements and Notes

140	Five-Year Consolidated Financial Statements

142	Quarterly Consolidated Financial Data

143	Supplemental Financial Data

146	Company Information

157	Executive Officers

159	Directors

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

Additional factors could cause actual results to differ from expectations, including the risks discussed in the “Corporate Risk Profile” section on pages 38–60 and the “Risk Factors” section on pages 146–156 of this report. However, factors other than these also could adversely affect U.S. Bancorp’s results, and the reader should not consider these factors to be a complete set of all potential risks or uncertainties. Forward- looking statements speak only as of the date hereof, and U.S. Bancorp undertakes no obligation to update them in light of new information or future events.

Management’s Discussion and Analysis

Overview

U.S. Bancorp and its subsidiaries (the “Company”) delivered record financial performance in 2017. In a year where the economy expanded at a moderate rate and the labor market continued to strengthen, the Company had record net revenue, net income and diluted earnings per share, while investing in technology and innovation to drive growth and improve efficiencies in the future.

The Company earned $6.2 billion in 2017, an increase of 5.6 percent over 2016, principally due to total net revenue growth. Net interest income increased as a result of the impact of rising interest rates and loan growth, while noninterest income increased due to higher payment services revenue, trust and investment management fees and treasury management fees. The Company’s return on average assets and return on average common equity were 1.39 percent and 13.8 percent, respectively.

The Company remains deeply committed to value creation for shareholders, and during the third quarter of 2017, increased its dividend rate per common share by 7.1 percent. Overall, the Company returned 77 percent of its earnings to common shareholders through dividends and common share repurchases. This result was accomplished by generating steady growth in commercial and consumer lending and total deposits, by building momentum in its core business, particularly within Wealth Management and Investment Services and Payment Services, and by maintaining a very strong capital base.

The Company’s common equity tier 1 to risk-weighted assets ratio using the Basel III standardized approach and Basel III advanced approaches, as if fully implemented, were 9.1 percent and 11.6 percent, respectively, at December 31, 2017 — each above the Company’s targeted ratio of 8.5 percent and well above the minimum ratio of 7.0 percent required when fully implemented. In addition, refer to Table 23 for a summary of the statutory capital ratios in effect for the Company at December 31, 2017 and 2016. Further, credit rating organizations rate the Company’s debt among the highest of any bank in the world. This comparative financial strength provides the Company with favorable funding costs, strong liquidity and the ability to attract new customers.

In 2017, average loans and deposits increased $8.7 billion (3.3 percent) and $20.7 billion (6.6 percent), respectively, over

2016, reflecting growth from new and existing customers. Loan growth included increases in commercial loans, residential mortgages, credit card loans and other retail loans. These increases were partially offset by a decline in commercial real estate loans, due to disciplined underwriting and customers paying down balances, and loans covered by loss sharing agreements with the Federal Deposit Insurance Corporation (“FDIC”) (“covered” loans), which is a run-off portfolio. Deposit growth included increases in noninterest-bearing, total savings and time deposits.

The Company’s provision for credit losses increased $66 million (5.0 percent) in 2017, compared with 2016. Net charge-offs increased $61 million (4.8 percent) in 2017, compared with 2016, primarily due to higher credit card and other retail loan net charge-offs, partially offset by lower net charge-offs related to residential mortgages and commercial loan recoveries. The provision for credit losses was $60 million higher than net charge-offs in 2017, compared with $55 million higher than net charge-offs in 2016. The increase in the allowance for credit losses during 2017 reflected loan portfolio growth, along with the maturing of vintages within the credit card portfolio and exposures related to 2017 weather events, partially offset by improvements in the energy and residential mortgage portfolios.

The Company’s strong revenue base and financial discipline position it well for growth in 2018. The Company generated record revenue in 2017 and is operating from a position of strength as it enters 2018. The Company experienced total loan growth, deposit growth, net interest income growth, and noninterest income growth in 2017. In addition, its capital position remained strong. The economic environment is favorable and tax reform legislation enacted in late 2017 has provided the Company an opportunity to accelerate investment in its businesses, employees and communities, while at the same time enhancing shareholder value. With the ongoing benefit provided by a lower corporate tax rate, the Company plans to increase its investments in technology and innovation, with a focus on enhancing the customer experience and improving operational efficiency that drives long-term growth and creates value for shareholders.

TABLE 1	Selected Financial Data

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2017	2016	2015	2014	2013
Condensed Income Statement
Net interest income	$12,241	$11,528	$11,001	$10,775	$10,604
Taxable-equivalent adjustment(a)	205	203	213	222	224

Net interest income (taxable-equivalent basis)(b)	12,446	11,731	11,214	10,997	10,828
Noninterest income	9,554	9,555	9,092	9,161	8,765
Securities gains (losses), net	57	22	–	3	9

Total net revenue	22,057	21,308	20,306	20,161	19,602
Noninterest expense	12,945	11,676	10,931	10,715	10,274
Provision for credit losses	1,390	1,324	1,132	1,229	1,340

Income before taxes	7,722	8,308	8,243	8,217	7,988
Income taxes and taxable-equivalent adjustment	1,469	2,364	2,310	2,309	2,256

Net income	6,253	5,944	5,933	5,908	5,732
Net (income) loss attributable to noncontrolling interests	(35)	(56)	(54)	(57)	104

Net income attributable to U.S. Bancorp	$6,218	$5,888	$5,879	$5,851	$5,836

Net income applicable to U.S. Bancorp common shareholders	$5,913	$5,589	$5,608	$5,583	$5,552

Per Common Share
Earnings per share	$3.53	$3.25	$3.18	$3.10	$3.02
Diluted earnings per share	3.51	3.24	3.16	3.08	3.00
Dividends declared per share	1.160	1.070	1.010	.965	.885
Book value per share(c)	26.34	24.63	23.28	21.68	19.92
Market value per share	53.58	51.37	42.67	44.95	40.40
Average common shares outstanding	1,677	1,718	1,764	1,803	1,839
Average diluted common shares outstanding	1,683	1,724	1,772	1,813	1,849
Financial Ratios
Return on average assets	1.39%	1.36%	1.44%	1.54%	1.65%
Return on average common equity	13.8	13.4	14.0	14.7	15.8
Net interest margin (taxable-equivalent basis)(a)	3.06	3.01	3.05	3.23	3.44
Efficiency ratio(b)	58.8	54.9	53.8	53.2	52.4
Net charge-offs as a percent of average loans outstanding	.48	.47	.47	.55	.64
Average Balances
Loans	$276,537	$267,811	$250,459	$241,692	$227,474
Loans held for sale	3,574	4,181	5,784	3,148	5,723
Investment securities(d)	111,820	107,922	103,161	90,327	75,046
Earning assets	406,421	389,877	367,445	340,994	315,139
Assets	448,582	433,313	408,865	380,004	352,680
Noninterest-bearing deposits	81,933	81,176	79,203	73,455	69,020
Deposits	333,514	312,810	287,151	266,640	250,457
Short-term borrowings	15,022	19,906	27,960	30,252	27,683
Long-term debt	35,601	36,220	33,566	26,535	21,280
Total U.S. Bancorp shareholders’ equity	48,466	47,339	44,813	42,837	39,917
Period End Balances
Loans	$280,432	$273,207	$260,849	$247,851	$235,235
Investment securities	112,499	109,275	105,587	101,043	79,855
Assets	462,040	445,964	421,853	402,529	364,021
Deposits	347,215	334,590	300,400	282,733	262,123
Long-term debt	32,259	33,323	32,078	32,260	20,049
Total U.S. Bancorp shareholders’ equity	49,040	47,298	46,131	43,479	41,113
Asset Quality
Nonperforming assets	$1,200	$1,603	$1,523	$1,808	$2,037
Allowance for credit losses	4,417	4,357	4,306	4,375	4,537
Allowance for credit losses as a percentage of period-end loans	1.58%	1.59%	1.65%	1.77%	1.93%
Capital Ratios
Common equity tier 1 capital(e)	9.3%	9.4%	9.6%	9.7%	9.4	%(b)
Tier 1 capital(e)	10.8	11.0	11.3	11.3	11.2
Total risk-based capital(e)	12.9	13.2	13.3	13.6	13.2
Leverage(e)	8.9	9.0	9.5	9.3	9.6
Common equity tier 1 capital to risk-weighted assets for the Basel III transitional advanced approaches	12.0	12.2	12.5	12.4
Common equity tier 1 capital to risk-weighted assets estimated for the Basel III fully implemented standardized approach(b)	9.1	9.1	9.1	9.0	8.8
Common equity tier 1 capital to risk-weighted assets estimated for the Basel III fully implemented advanced approaches(b)	11.6	11.7	11.9	11.8
Tangible common equity to tangible assets(b)	7.6	7.5	7.6	7.5	7.7
Tangible common equity to risk-weighted assets(b)	9.4	9.2	9.2	9.3	9.1
(a)	Utilizes a tax rate of 35 percent, for the periods presented, for those assets and liabilities whose income or expense is not included for federal income tax purposes.
(b)	See Non-GAAP Financial Measures beginning on page 66.
(c)	Calculated as U.S. Bancorp common shareholders’ equity divided by common shares outstanding at end of the period.
(d)	Excludes unrealized gains and losses on available-for-sale investment securities and any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity.
(e)	December 31, 2017, 2016, 2015 and 2014, calculated under the Basel III transitional standardized approach; December 31, 2013 calculated under Basel I.

Earnings Summary The Company reported net income attributable to U.S. Bancorp of $6.2 billion in 2017, or $3.51 per diluted common share, compared with $5.9 billion, or $3.24 per diluted common share, in 2016. Return on average assets and return on average common equity were 1.39 percent and 13.8 percent, respectively, in 2017, compared with 1.36 percent and 13.4 percent, respectively, in 2016. The results for 2017 included a benefit of $910 million related to the estimated impact of the Tax Cuts and Job Act (“tax reform”) enacted by Congress in late 2017 on the Company’s tax related assets and liabilities, partially offset by a $608 million increase in reserves for regulatory and legal matters, as well as $152 million, net of tax, of expenses related to a charitable contribution to the U.S. Bank Foundation and a special bonus awarded to certain eligible employees. Combined, these notable items increased 2017 diluted earnings per common share by $0.09.

Total net revenue for 2017 was $749 million (3.5 percent) higher than 2016, reflecting a 6.2 percent increase in net interest income (6.1 percent on a taxable-equivalent basis), and a 0.4 percent increase in noninterest income. The increase in net interest income from the prior year was mainly a result of the impact of rising interest rates and loan growth. The increase in noninterest income was primarily driven by higher payment services revenue, trust and investment management fees, and treasury management fees, partially offset by lower mortgage banking revenue and lower equity investment income.

Noninterest expense in 2017 was $1.3 billion (10.9 percent) higher than 2016, reflecting business growth, incremental costs related to compliance programs, investments in the business and the 2017 charitable contribution, special bonus and increase in reserves for regulatory and legal matters. Compensation expense increased primarily due to the impact of hiring to support business growth and compliance programs, merit increases, higher variable compensation and the 2017 special bonus awarded to eligible employees. Marketing expense increased due to higher charitable contributions, while other expense was higher due to an increase in reserves related to regulatory and legal matters, as well as the impact of an FDIC insurance surcharge which began in late 2016.

Statement of Income Analysis

Net Interest Income Net interest income, on a taxable-equivalent basis, was $12.4 billion in 2017, compared with $11.7 billion in 2016 and $11.2 billion in 2015. The $715 million (6.1 percent) increase in net interest income, on a taxable-equivalent basis, in 2017 compared with 2016, was principally driven by the impact of rising interest rates and loan growth. Average earning assets were $16.5 billion (4.2 percent) higher in 2017, compared with 2016, driven by increases in loans, other earning assets and investment securities. The net interest margin, on a taxable-equivalent basis, in 2017 was 3.06 percent, compared with 3.01 percent in 2016 and 3.05 percent in 2015. The increase in the net interest margin in 2017, compared with 2016, was principally due to higher interest rates and changes in the loan portfolio mix, partially offset by rising funding costs and higher cash balances. Refer to the “Interest Rate Risk Management” section for further information on the sensitivity of the Company’s net interest income to changes in interest rates.

Average total loans were $276.5 billion in 2017, compared with $267.8 billion in 2016. The $8.7 billion (3.3 percent) increase was driven by growth in commercial loans, residential mortgages, credit card loans and other retail loans, partially offset by decreases in commercial real estate and covered loans. Average commercial loans increased $3.9 billion (4.2 percent) driven by higher demand for loans from new and existing customers. The $3.1 billion (5.6 percent) increase in residential mortgages reflected origination activity. Average credit card balances increased $416 million (2.0 percent) due to customer growth. The $3.1 billion (5.9 percent) increase in average other retail loans was primarily due to higher auto, installment and retail leasing loans, partially offset by decreases in home equity loans and continued runoff of student loan balances. Average commercial real estate loans decreased $963 million (2.2 percent) in 2017, compared with 2016, primarily the result of disciplined underwriting of construction and development loans, and customers paying down balances by accessing the capital markets. Average covered loans decreased $776 million (18.4 percent), the result of portfolio run-off.

TABLE 2	Analysis of Net Interest Income(a)

Year Ended December 31 (Dollars in Millions)	2017	2016	2015	2017 v 2016	2016 v 2015
Components of Net Interest Income
Income on earning assets (taxable-equivalent basis)	$14,598	$13,375	$12,619	$1,223	$756
Expense on interest-bearing liabilities (taxable-equivalent basis)	2,152	1,644	1,405	508	239
Net interest income (taxable-equivalent basis)(b)	$12,446	$11,731	$11,214	$715	$517
Net interest income, as reported	$12,241	$11,528	$11,001	$713	$527
Average Yields and Rates Paid
Earning assets yield (taxable-equivalent basis)	3.59%	3.43%	3.43%	.16%	–%
Rate paid on interest-bearing liabilities (taxable-equivalent basis)	.71	.57	.52	.14	.05
Gross interest margin (taxable-equivalent basis)	2.88%	2.86%	2.91%	.02%	(.05)%
Net interest margin (taxable-equivalent basis)	3.06%	3.01%	3.05%	.05%	(.04)%
Average Balances
Investment securities(c)	$111,820	$107,922	$103,161	$3,898	$4,761
Loans	276,537	267,811	250,459	8,726	17,352
Earning assets	406,421	389,877	367,445	16,544	22,432
Interest-bearing liabilities	302,204	287,760	269,474	14,444	18,286
(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent for the periods presented.
(b)	See Non-GAAP Financial Measures beginning on page 66.
(c)	Excludes unrealized gains and losses on available-for-sale investment securities and any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity.

Average investment securities in 2017 were $3.9 billion (3.6 percent) higher than 2016, primarily due to purchases of U.S. Treasury and U.S. government mortgage-backed securities, net of prepayments and maturities, in support of liquidity management requirements.

Average total deposits for 2017 were $20.7 billion (6.6 percent) higher than 2016. Average noninterest-bearing deposits for 2017 were $757 million (0.9 percent) higher than the prior year, reflecting increases in Wealth Management and Investment Services, and Consumer and Business Banking balances, offset by a decrease in Corporate and Commercial Banking balances. Average total savings deposits for 2017 were $19.2 billion (9.7 percent) higher than 2016, a result of growth across all business lines. Average time deposits for 2017 were $751 million (2.3 percent) higher than 2016. Changes in time deposits are largely related to those deposits managed as an alternative to other funding sources such as wholesale borrowing, based largely on relative pricing and liquidity characteristics.

The $517 million (4.6 percent) increase in net interest income, on a taxable-equivalent basis, in 2016 compared with 2015, was principally driven by loan growth partially offset by a lower net interest margin. Average earning assets were $22.4 billion (6.1 percent) higher in 2016, compared with 2015, driven by increases in loans and in investment securities. The decrease in the net interest margin was principally due to lower yields on purchased securities, lower reinvestment rates on maturing securities and maintaining higher cash balances.

Average total loans increased $17.3 billion (6.9 percent) in 2016, compared with 2015, driven by growth in commercial, commercial real estate, residential mortgage, credit card and other retail loans, partially offset by a decrease in covered loans. Average commercial and commercial real estate loans increased $8.0 billion (9.5 percent) and $625 million (1.5 percent), respectively, driven by higher demand for loans from new and existing customers. The $3.8 billion (7.4 percent) increase in residential mortgages reflected higher origination activity, including strong refinancing activities, in 2016 compared with 2015. Average credit card balances increased $2.4 billion (13.5 percent) in 2016, compared with 2015, due to customer growth, including a portfolio acquisition in late 2015 which increased average 2016 credit card balances by $1.6 billion. The $3.3 billion (6.6 percent) increase in average other retail loans was primarily due to higher auto and installment loans, student loans, and home equity and second mortgage loan balances. Average covered loans decreased $759 million (15.2 percent) in 2016, compared with 2015, the result of portfolio run-off.

Average investment securities in 2016 were $4.8 billion (4.6 percent) higher than 2015, primarily due to purchases of U.S. Treasury and U.S. government mortgage-backed securities, net of prepayments and maturities, in support of liquidity management.

TABLE 3	Net Interest Income — Changes Due to Rate and Volume(a)

	2017 v 2016			2016 v 2015
Year Ended December 31 (Dollars in Millions)	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Increase (decrease) in

Interest Income
Investment securities	$79	$68	$147	$98	$(37)	$61
Loans held for sale	(22)	12	(10)	(57)	5	(52)
Loans
Commercial	109	426	535	216	99	315
Commercial real estate	(38)	128	90	24	24	48
Residential mortgages	115	(5)	110	146	(42)	104
Credit card	45	115	160	265	3	268
Other retail	125	33	158	134	(40)	94
Total loans, excluding covered loans	356	697	1,053	785	44	829
Covered loans	(37)	12	(25)	(41)	(30)	(71)
Total loans	319	709	1,028	744	14	758
Other earning assets	57	1	58	32	(43)	(11)
Total earning assets	433	790	1,223	817	(61)	756

Interest Expense
Interest-bearing deposits
Interest checking	4	38	42	3	9	12
Money market savings	36	259	295	41	116	157
Savings accounts	3	(5)	(2)	4	(10)	(6)
Time deposits	5	79	84	(14)	16	2
Total interest-bearing deposits	48	371	419	34	131	165
Short-term borrowings	(65)	124	59	(72)	91	19
Long-term debt	(13)	43	30	55	–	55
Total interest-bearing liabilities	(30)	538	508	17	222	239
Increase (decrease) in net interest income	$463	$252	$715	$800	$(283)	$517
(a)	This table shows the components of the change in net interest income by volume and rate on a taxable-equivalent basis utilizing a tax rate of 35 percent for the periods presented. This table does not take into account the level of noninterest-bearing funding, nor does it fully reflect changes in the mix of assets and liabilities. The change in interest not solely due to changes in volume or rates has been allocated on a pro-rata basis to volume and yield/rate.

Average total deposits for 2016 were $25.7 billion (8.9 percent) higher than 2015. Average noninterest-bearing deposits for 2016 were $2.0 billion (2.5 percent) higher than the prior year, mainly in Consumer and Business Banking and Corporate and Commercial Banking. Average total savings deposits for 2016 were $26.2 billion (15.2 percent) higher than 2015, reflecting growth in Corporate and Commercial Banking, Consumer and Business Banking, and Wealth Management and Investment Services balances. Average time deposits which are managed based largely on relative pricing and liquidity characteristics, decreased $2.6 billion (7.2 percent) in 2016, compared with 2015.

Provision for Credit Losses The provision for credit losses reflects changes in the size and credit quality of the entire portfolio of loans. The Company maintains an allowance for credit losses considered appropriate by management for probable and estimable incurred losses, based on factors discussed in the “Analysis and Determination of Allowance for Credit Losses” section.

In 2017, the provision for credit losses was $1.4 billion, compared with $1.3 billion and $1.1 billion in 2016 and 2015, respectively. The provision for credit losses was higher than net charge-offs by $60 million in 2017, higher than net charge-offs by $55 million in 2016 and lower than net charge-offs by $40 million in 2015. The increase in the allowance for credit losses during 2017 reflected loan portfolio growth, the maturity of vintages within the credit card portfolio and exposures related to 2017 weather events, partially offset by improvements in the energy and residential mortgage portfolios. Nonperforming assets decreased $403 million (25.1 percent) from December 31, 2016 to December 31, 2017, primarily driven by improvements in commercial loans, residential mortgages and other real estate owned (“OREO”), partially offset by an increase in nonperforming commercial real estate loans. Net charge-offs increased $61 million (4.8 percent) in 2017 from 2016 primarily due to higher credit card and other retail loan net charge-offs, partially offset by lower net charge-offs related to residential mortgages and commercial loan recoveries.

The increase in the allowance for credit losses during 2016 was driven by loan portfolio growth and stress in the energy portfolio, partially offset by improvements in residential mortgage and home equity loans and lines. Nonperforming assets increased $80 million (5.3 percent) from December 31, 2015 to December 31, 2016, primarily driven by an increase in nonperforming commercial loans within the energy portfolio, partially offset by improvements in the Company’s residential portfolio due to improving economic conditions. Net charge-offs increased $97 million (8.3 percent) in 2016 from 2015 primarily due to higher commercial loan net charge-offs and lower commercial real estate loan recoveries, partially offset by lower charge-offs related to residential mortgages and home equity loans.

Refer to “Corporate Risk Profile” for further information on the provision for credit losses, net charge-offs, nonperforming assets and other factors considered by the Company in assessing the credit quality of the loan portfolio and establishing the allowance for credit losses.

Noninterest Income Noninterest income in 2017 was $9.6 billion, compared with $9.6 billion in 2016 and $9.1 billion in 2015. The $34 million (0.4 percent) increase in 2017 over 2016 was primarily due to increases in payment services revenue, trust and investment management fees, and treasury management fees, as well as higher gains on sales of investment securities, partially offset by decreases in mortgage banking revenue and other noninterest income. Payment services revenue was higher in 2017, compared with 2016, due to a 6.4 percent increase in credit and debit card revenue and a 5.8 percent increase in corporate payment products revenue, both driven by higher sales volumes. Trust and investment management fees were 6.7 percent higher due to favorable market conditions, and net asset and account growth, while treasury management fees increased 6.0 percent due to higher transaction volume. Mortgage banking revenue decreased 14.8 percent in 2017, compared with 2016, primarily due to lower origination and sales volumes from home refinancing activities which were higher in the prior year, and lower margins on mortgage loan sales. Other revenue was 13.4 percent lower in 2017 compared with 2016, primarily due to lower equity investment income, which was higher in 2016 due to the sale of the Company’s membership in Visa Europe Limited (“Visa Europe”) to Visa Inc. during that year.

TABLE 4	Noninterest Income

Year Ended December 31 (Dollars in Millions)	2017	2016	2015	2017 v 2016	2016 v 2015
Credit and debit card revenue	$1,252	$1,177	$1,070	6.4%	10.0%
Corporate payment products revenue	753	712	708	5.8	.6
Merchant processing services	1,590	1,592	1,547	(.1)	2.9
ATM processing services	362	338	318	7.1	6.3
Trust and investment management fees	1,522	1,427	1,321	6.7	8.0
Deposit service charges	751	725	702	3.6	3.3
Treasury management fees	618	583	561	6.0	3.9
Commercial products revenue	849	871	867	(2.5)	.5
Mortgage banking revenue	834	979	906	(14.8)	8.1
Investment products fees	163	158	185	3.2	(14.6)
Securities gains (losses), net	57	22	–	*	*
Other	860	993	907	(13.4)	9.5
Total noninterest income	$9,611	$9,577	$9,092	.4%	5.3%
*	Not meaningful.

The $485 million (5.3 percent) increase in 2016 over 2015 was primarily due to higher payment services revenue, trust and investment management fees, and mortgage banking revenue, as well as the impact of the Visa Europe sale. Credit and debit card revenue increased 10.0 percent in 2016 compared with 2015, reflecting higher transaction volumes including the impact of acquired portfolios. Merchant processing services revenue was 2.9 percent higher as a result of an increase in product fees and higher transaction volumes. Trust and investment management fees increased 8.0 percent in 2016, compared with 2015, reflecting lower money market fee waivers, along with account growth, an increase in assets under management and improved market conditions. Mortgage banking revenue increased 8.1 percent in 2016 over 2015, driven by higher origination and sales volumes. In addition, other revenue was 9.5 percent higher in 2016 compared with 2015, reflecting the 2016 Visa Europe sale and the impact of a 2015 student loan market valuation adjustment, partially offset by lower equity investment income and a 2015 gain recorded on the sale of a deposit portfolio.

Noninterest Expense Noninterest expense in 2017 was $12.9 billion, compared with $11.7 billion in 2016 and $10.9 billion in 2015. The Company’s efficiency ratio was 58.8 percent in 2017, compared with 54.9 percent in 2016 and 53.8 percent in 2015. The $1.3 billion (10.9 percent) increase in noninterest expense in 2017 over 2016 was primarily due to higher compensation expense, marketing and business development expense and other expense, partially offset by lower professional services expense. Compensation expense increased 10.2 percent in 2017 over 2016, principally due to the impact of hiring to support business growth and compliance programs, merit increases, higher variable compensation related to business production and the 2017 special bonus awarded to eligible employees. Employee benefits expense was 6.0 percent higher primarily driven by increased medical costs. Marketing and business development expense was higher 24.6 percent, primarily due to an increase in charitable contributions to the U.S.

Bank Foundation. Other expense increased 29.5 percent in 2017, compared with 2016, primarily due to the impact of the increase in reserves related to legal and regulatory matters recorded during 2017 and the FDIC insurance surcharge which began in late 2016. During 2017, the Company recorded a $608 million accrual for regulatory and legal matters related to Bank Secrecy Act/anti-money laundering compliance program adequacy and investigations by the United States Attorney’s Office in Manhattan into that program and U.S. Bank National Association’s legacy relationship with a payday lending business associated with a former customer. Offsetting these increases was a decrease in professional services expense of 16.5 percent, primarily due to fewer consulting services as compliance programs near maturity.

The $745 million (6.8 percent) increase in noninterest expense in 2016 over 2015 was primarily due to higher compensation costs, professional services, marketing and business development, technology and communications, and other noninterest expenses, partially offset by lower employee benefits expense. Compensation expense increased 8.3 percent in 2016 over 2015, principally due to the impact of hiring to support business growth and compliance programs, merit increases, and higher variable compensation. Professional services expense increased 18.7 percent primarily due to compliance programs and implementation costs of capital investments to support business growth. Marketing and business development expense increased 20.5 percent in 2016 over 2015, resulting from the support of new business development and an increase in charitable contributions to the U.S. Bank Foundation. Technology and communications expense increased 7.7 percent primarily due to capital investments and costs related to acquired portfolios. Further, other noninterest expense increased 8.6 percent in 2016 over 2015, reflecting the impact of the FDIC surcharge, which began in late 2016, and higher accruals related to regulatory and legal matters. Offsetting these increases was a 4.1 percent decrease in employee benefits expense mainly due to lower pension costs.

TABLE 5	Noninterest Expense

Year Ended December 31 (Dollars in Millions)	2017	2016	2015	2017 v 2016	2016 v 2015
Compensation	$5,746	$5,212	$4,812	10.2%	8.3%
Employee benefits	1,186	1,119	1,167	6.0	(4.1)
Net occupancy and equipment	1,019	988	991	3.1	(.3)
Professional services	419	502	423	(16.5)	18.7
Marketing and business development	542	435	361	24.6	20.5
Technology and communications	977	955	887	2.3	7.7
Postage, printing and supplies	323	311	297	3.9	4.7
Other intangibles	175	179	174	(2.2)	2.9
Other	2,558	1,975	1,819	29.5	8.6
Total noninterest expense	$12,945	$11,676	$10,931	10.9%	6.8%
Efficiency ratio(a)	58.8%	54.9%	53.8%
(a)	See Non-GAAP Financial Measures beginning on page 66.

Pension Plans Because of the long-term nature of pension plans, the related accounting is complex and can be impacted by several factors, including investment funding policies, accounting methods and actuarial assumptions.

The Company’s pension accounting reflects the long-term nature of the benefit obligations and the investment horizon of plan assets. Amounts recorded in the financial statements reflect actuarial assumptions about participant benefits and plan asset returns. Changes in actuarial assumptions and differences in actual plan experience, compared with actuarial assumptions, are deferred and recognized in expense in future periods. Differences related to participant benefits are recognized in expense over the future service period of the employees. Differences related to the expected return on plan assets are included in expense over a period of approximately 15 years.

Pension expense is expected to decrease by $57 million in 2018 primarily due to expected earnings on higher plan assets due to Company contributions in 2017, partially offset by a lower discount rate. Because of the complexity of forecasting pension plan activities, the accounting methods utilized for pension plans, the Company’s ability to respond to factors affecting the plans and the hypothetical nature of actuarial assumptions, the actual pension expense decrease may differ from the expected amount. Additionally, as a result of new pension accounting guidance effective January 1, 2018, non-service cost components will be reclassified to other noninterest expense. The combination of the decreased pension expense and the adoption of the new standard will result in an increase in 2018 employee benefits expense of $13 million and a decrease in other noninterest expense of $70 million, compared with 2017.

Refer to Note 16 of the Notes to the Consolidated Financial Statements for further information on the Company’s pension plan funding practices, investment policies and asset allocation strategies, and accounting policies for pension plans.

The following table shows an analysis of hypothetical changes in the discount rate and long-term rate of return (“LTROR”):

Discount Rate (Dollars in Millions)	Down 100 Basis Points	Up 100 Basis Points
Incremental benefit (expense)	$(112)	$98
Percent of 2017 net income	(1.35)%	1.18%
LTROR (Dollars in Millions)	Down 100 Basis Points	Up 100 Basis Points
Incremental benefit (expense)	$(52)	$52
Percent of 2017 net income	(.62)%	.62%

Income Tax Expense In late 2017, tax reform legislation was enacted that, among other provisions, reduced the federal statutory rate for corporations from 35 percent to 21 percent effective in 2018. In accordance with generally accepted accounting principles (“GAAP”), the Company revalued its deferred tax assets and liabilities at December 31, 2017, resulting in an estimated net tax benefit of $910 million, which the Company recorded in 2017. The 2017 provision for income taxes, reflecting this benefit, was $1.3 billion (an effective rate of 16.8 percent), compared with a provision for income taxes of

$2.2 billion (an effective rate of 26.7 percent) in 2016 and $2.1 billion (an effective rate of 26.1 percent) in 2015.

For further information on income taxes, refer to Note 18 of the Notes to Consolidated Financial Statements.

Balance Sheet Analysis

Average earning assets were $406.4 billion in 2017, compared with $389.9 billion in 2016. The increase in average earning assets of $16.5 billion (4.2 percent) was primarily due to increases in loans of $8.7 billion (3.3 percent), other earning assets of $4.5 billion (45.4 percent) and investment securities of $3.9 billion (3.6 percent).

For average balance information, refer to Consolidated Daily Average Balance Sheet and Related Yields and Rates on pages 144 and 145.

Loans The Company’s loan portfolio was $280.4 billion at December 31, 2017, compared with $273.2 billion at December 31, 2016, an increase of $7.2 billion (2.6 percent). The increase was driven by increases in commercial loans of $4.2 billion (4.5 percent), other retail loans of $3.5 billion (6.4 percent), residential mortgages of $2.5 billion (4.4 percent) and credit card loans of $431 million (2.0 percent), partially offset by a decrease in commercial real estate loans of $2.6 billion (6.1 percent) and covered loans of $715 million (18.6 percent). Table 6 provides a summary of the loan distribution by product type, while Table 12 provides a summary of the selected loan maturity distribution by loan category. Average total loans increased $8.7 billion (3.3 percent) in 2017, compared with 2016. The increase was due to growth in most loan portfolio classes in 2017.

Commercial Commercial loans, including lease financing, increased $4.2 billion (4.5 percent) at December 31, 2017, compared with December 31, 2016. Average commercial loans increased $3.9 billion (4.2 percent) in 2017, compared with 2016. The growth was primarily driven by higher demand from new and existing customers. Table 7 provides a summary of commercial loans by industry and geographical locations.

Commercial Real Estate The Company’s portfolio of commercial real estate loans, which includes commercial mortgages and construction and development loans, decreased $2.6 billion (6.1 percent) at December 31, 2017, compared with December 31, 2016, primarily the result of disciplined underwriting of construction and development loans and customers paying down balances by accessing the capital markets for funding. Average commercial real estate loans decreased $963 million (2.2 percent) in 2017, compared with 2016. Table 8 provides a summary of commercial real estate loans by property type and geographical location.

The Company reclassifies construction loans to the commercial mortgage category if permanent financing is provided by the Company. In 2017, approximately $521 million of construction loans were reclassified to the commercial mortgage category. At December 31, 2017 and 2016, $161 million and

TABLE 6	Loan Portfolio Distribution

	2017		2016		2015		2014		2013
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Commercial
Commercial	$91,958	32.8%	$87,928	32.2%	$83,116	31.9%	$74,996	30.2%	$64,762	27.5%
Lease financing	5,603	2.0	5,458	2.0	5,286	2.0	5,381	2.2	5,271	2.3
Total commercial	97,561	34.8	93,386	34.2	88,402	33.9	80,377	32.4	70,033	29.8

Commercial Real Estate
Commercial mortgages	29,367	10.5	31,592	11.6	31,773	12.2	33,360	13.5	32,183	13.7
Construction and development	11,096	4.0	11,506	4.2	10,364	3.9	9,435	3.8	7,702	3.3
Total commercial real estate	40,463	14.5	43,098	15.8	42,137	16.1	42,795	17.3	39,885	17.0

Residential Mortgages
Residential mortgages	46,685	16.6	43,632	16.0	40,425	15.5	38,598	15.6	37,545	15.9
Home equity loans, first liens	13,098	4.7	13,642	5.0	13,071	5.0	13,021	5.2	13,611	5.8
Total residential mortgages	59,783	21.3	57,274	21.0	53,496	20.5	51,619	20.8	51,156	21.7
Credit Card	22,180	7.9	21,749	7.9	21,012	8.1	18,515	7.5	18,021	7.7

Other Retail
Retail leasing	7,988	2.8	6,316	2.3	5,232	2.0	5,871	2.4	5,929	2.5
Home equity and second mortgages	16,327	5.8	16,369	6.0	16,384	6.3	15,916	6.4	15,442	6.6
Revolving credit	3,183	1.1	3,282	1.2	3,354	1.3	3,309	1.3	3,276	1.4
Installment	8,989	3.2	8,087	3.0	7,030	2.7	6,242	2.5	5,709	2.4
Automobile	18,934	6.8	17,571	6.4	16,587	6.3	14,822	6.0	13,743	5.8
Student	1,903	.7	2,239	.8	2,619	1.0	3,104	1.3	3,579	1.5
Total other retail	57,324	20.4	53,864	19.7	51,206	19.6	49,264	19.9	47,678	20.2
Total loans, excluding covered loans	277,311	98.9	269,371	98.6	256,253	98.2	242,570	97.9	226,773	96.4
Covered Loans	3,121	1.1	3,836	1.4	4,596	1.8	5,281	2.1	8,462	3.6
Total loans	$280,432	100.0%	$273,207	100.0%	$260,849	100.0%	$247,851	100.0%	$235,235	100.0%

$146 million, respectively, of tax-exempt industrial development loans were secured by real estate. The Company’s commercial mortgage and construction and development loans had unfunded commitments of $10.1 billion and $10.7 billion at December 31, 2017 and 2016, respectively.

The Company also finances the operations of real estate developers and other entities with operations related to real estate. These loans are not secured directly by real estate but are subject to terms and conditions similar to commercial loans. These loans were included in the commercial loan category and totaled $7.0 billion and $6.4 billion at December 31, 2017 and 2016, respectively.

TABLE 7	Commercial Loans by Industry Group and Geography

	2017		2016
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
Industry Group
Manufacturing	$14,710	15.1%	$13,779	14.8%
Real estate, rental and leasing	12,461	12.8	10,553	11.3
Retail trade	8,952	9.2	7,573	8.1
Finance and insurance	8,639	8.8	8,728	9.3
Wholesale trade	7,383	7.6	7,552	8.1
Healthcare and social assistance	6,517	6.7	6,345	6.8
Public administration	5,116	5.2	4,546	4.9
Arts, entertainment and recreation	3,853	3.9	3,340	3.6
Professional, scientific and technical services	3,499	3.6	3,744	4.0
Educational services	3,414	3.5	3,167	3.4
Information	3,403	3.5	3,597	3.8
Transport and storage	3,198	3.3	3,561	3.8
Utilities	1,933	2.0	1,747	1.9
Other services	1,698	1.7	1,625	1.7
Mining	1,590	1.6	1,645	1.8
Agriculture, forestry, fishing and hunting	1,429	1.5	1,449	1.5
Other	9,766	10.0	10,435	11.2
Total	$97,561	100.0%	$93,386	100.0%
Geography
California	$14,086	14.4%	$12,677	13.6%
Colorado	3,979	4.1	4,362	4.7
Illinois	5,245	5.4	4,636	5.0
Minnesota	7,406	7.6	7,093	7.6
Missouri	3,525	3.6	3,536	3.8
Ohio	4,330	4.5	4,270	4.6
Oregon	2,044	2.1	2,090	2.2
Washington	3,699	3.8	3,447	3.7
Wisconsin	3,539	3.6	3,512	3.8
Iowa, Kansas, Nebraska, North Dakota, South Dakota	4,806	4.9	4,900	5.2
Arkansas, Indiana, Kentucky, Tennessee	5,206	5.3	5,168	5.5
Idaho, Montana, Wyoming	1,225	1.3	1,251	1.3
Arizona, Nevada, New Mexico, Utah	3,836	3.9	3,487	3.7
Total banking region	62,926	64.5	60,429	64.7
Florida, Michigan, New York, Pennsylvania, Texas	16,408	16.8	15,467	16.6
All other states	18,227	18.7	17,490	18.7
Total outside Company’s banking region	34,635	35.5	32,957	35.3
Total	$97,561	100.0%	$93,386	100.0%

Residential Mortgages Residential mortgages held in the loan portfolio at December 31, 2017, increased $2.5 billion (4.4 percent) over December 31, 2016, as origination activity more than offset the effect of customers paying down balances during 2017. Average residential mortgages increased $3.1 billion (5.6 percent) in 2017, compared with 2016. Residential mortgages originated and placed in the Company’s loan portfolio include well-secured jumbo mortgages and branch-originated first lien home equity loans to borrowers with high credit quality.

Credit Card Total credit card loans increased $431 million (2.0 percent) at December 31, 2017, compared with December 31, 2016, reflecting new and existing customer growth during the year. Average credit card balances increased $416 million (2.0 percent) in 2017, compared with 2016.

TABLE 8	Commercial Real Estate Loans by Property Type and Geography

	2017		2016
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
Property Type
Business owner occupied	$10,205	25.2%	$10,899	25.3%
Commercial property
Industrial	1,580	3.9	1,631	3.8
Office	5,023	12.4	5,536	12.8
Retail	4,502	11.1	4,997	11.6
Other commercial	3,757	9.3	4,064	9.4
Multi-family	8,922	22.0	9,607	22.3
Hotel/motel	3,719	9.2	3,791	8.8
Residential homebuilders	2,489	6.2	2,311	5.4
Healthcare facilities	266	.7	262	.6
Total	$40,463	100.0%	$43,098	100.0%
Geography
California	$9,558	23.6%	$10,734	24.9%
Colorado	1,764	4.4	1,819	4.2
Illinois	1,605	4.0	1,678	3.9
Minnesota	2,031	5.0	2,177	5.0
Missouri	1,359	3.3	1,372	3.2
Ohio	1,445	3.6	1,462	3.4
Oregon	1,847	4.6	2,094	4.9
Washington	3,499	8.6	3,435	8.0
Wisconsin	2,036	5.0	2,161	5.0
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,210	5.5	2,312	5.4
Arkansas, Indiana, Kentucky, Tennessee	1,889	4.7	1,810	4.2
Idaho, Montana, Wyoming	1,163	2.9	1,271	2.9
Arizona, Nevada, New Mexico, Utah	3,134	7.7	3,257	7.6
Total banking region	33,540	82.9	35,582	82.6
Florida, Michigan, New York, Pennsylvania, Texas	3,688	9.1	3,829	8.9
All other states	3,235	8.0	3,687	8.5
Total outside Company’s banking region	6,923	17.1	7,516	17.4
Total	$40,463	100.0%	$43,098	100.0%

Other Retail Total other retail loans, which include retail leasing, home equity and second mortgages and other retail loans, increased $3.5 billion (6.4 percent) at December 31, 2017, compared with December 31, 2016, reflecting higher retail leasing loans, auto loans and installment loans, partially offset by lower student loans, home equity loans and revolving credit balances. Average other retail loans increased $3.1 billion (5.9 percent) in 2017, compared with 2016. The increase was primarily due to higher auto, installment and retail leasing loans, partially offset by decreases in student loans and home equity loans. Of the total residential mortgages, credit card and other retail loans outstanding at December 31, 2017, approximately 72.7 percent were to customers located in the Company’s primary banking region compared with 73.3 percent at December 31, 2016. Tables 9, 10 and 11 provide a geographic summary of residential mortgages, credit card loans and other retail loans outstanding, respectively, as of December 31, 2017 and 2016. The collateral for $2.2 billion of residential mortgages and other retail loans included in covered loans at December 31, 2017 was in California, compared with $2.6 billion at December 31, 2016.

TABLE 9	Residential Mortgages by Geography

	2017		2016
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
California	$16,914	28.3%	$15,115	26.4%
Colorado	3,380	5.7	3,219	5.6
Illinois	3,109	5.2	3,071	5.4
Minnesota	4,247	7.1	4,200	7.3
Missouri	1,748	2.9	1,834	3.2
Ohio	2,145	3.6	2,230	3.9
Oregon	2,413	4.0	2,292	4.0
Washington	3,403	5.7	3,277	5.7
Wisconsin	1,526	2.5	1,546	2.7
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,086	3.5	2,146	3.8
Arkansas, Indiana, Kentucky, Tennessee	3,166	5.3	3,220	5.6
Idaho, Montana, Wyoming	1,294	2.2	1,276	2.2
Arizona, Nevada, New Mexico, Utah	4,489	7.5	4,203	7.4
Total banking region	49,920	83.5	47,629	83.2
Florida, Michigan, New York, Pennsylvania, Texas	4,448	7.4	4,191	7.3
All other states	5,415	9.1	5,454	9.5
Total outside Company’s banking region	9,863	16.5	9,645	16.8
Total	$59,783	100.0%	$57,274	100.0%

TABLE 10	Credit Card Loans by Geography

	2017		2016
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
California	$2,245	10.1%	$2,188	10.1%
Colorado	772	3.5	761	3.5
Illinois	1,089	4.9	1,072	4.9
Minnesota	1,271	5.7	1,287	5.9
Missouri	725	3.3	717	3.3
Ohio	1,185	5.4	1,179	5.4
Oregon	666	3.0	657	3.0
Washington	857	3.9	860	4.0
Wisconsin	990	4.5	1,007	4.6
Iowa, Kansas, Nebraska, North Dakota, South Dakota	1,048	4.7	1,036	4.8
Arkansas, Indiana, Kentucky, Tennessee	1,603	7.2	1,580	7.3
Idaho, Montana, Wyoming	376	1.7	376	1.7
Arizona, Nevada, New Mexico, Utah	1,092	4.9	1,044	4.8
Total banking region	13,919	62.8	13,764	63.3
Florida, Michigan, New York, Pennsylvania, Texas	4,193	18.9	4,076	18.7
All other states	4,068	18.3	3,909	18.0
Total outside Company’s banking region	8,261	37.2	7,985	36.7
Total	$22,180	100.0%	$21,749	100.0%

TABLE 11	Other Retail Loans by Geography

	2017		2016
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
California	$9,119	15.9%	$8,468	15.7%
Colorado	2,144	3.8	2,058	3.8
Illinois	3,193	5.6	3,111	5.8
Minnesota	3,619	6.3	3,537	6.6
Missouri	2,142	3.7	2,171	4.0
Ohio	2,800	4.9	2,764	5.1
Oregon	1,545	2.7	1,555	2.9
Washington	1,735	3.0	1,696	3.1
Wisconsin	1,562	2.7	1,565	2.9
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,534	4.4	2,355	4.4
Arkansas, Indiana, Kentucky, Tennessee	3,108	5.4	3,001	5.6
Idaho, Montana, Wyoming	1,033	1.8	978	1.8
Arizona, Nevada, New Mexico, Utah	2,958	5.2	2,772	5.2
Total banking region	37,492	65.4	36,031	66.9
Florida, Michigan, New York, Pennsylvania, Texas	11,547	20.1	9,807	18.2
All other states	8,285	14.5	8,026	14.9
Total outside Company’s banking region	19,832	34.6	17,833	33.1
Total	$57,324	100.0%	$53,864	100.0%

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

Loans Held for Sale Loans held for sale, consisting primarily of residential mortgages to be sold in the secondary market, were

$3.6 billion at December 31, 2017, compared with $4.8 billion at December 31, 2016. The decrease in loans held for sale was principally due to a lower level of mortgage loan closings in late 2017, compared with the same period of 2016. Almost all of the residential mortgage loans the Company originates or purchases for sale follow guidelines that allow the loans to be sold into existing, highly liquid secondary markets; in particular in government agency transactions and to government sponsored enterprises (“GSEs”).

TABLE 12	Selected Loan Maturity Distribution

At December 31, 2017 (Dollars in Millions)	One Year or Less	Over One Through Five Years	Over Five Years	Total
Commercial	$34,858	$57,132	$5,571	$97,561
Commercial real estate	11,402	22,117	6,944	40,463
Residential mortgages	2,578	8,670	48,535	59,783
Credit card	22,180	–	–	22,180
Other retail	10,529	32,285	14,510	57,324
Covered loans	373	470	2,278	3,121
Total loans	$81,920	$120,674	$77,838	$280,432
Total of loans due after one year with
Predetermined interest rates				$91,962
Floating interest rates				$106,550

Investment Securities The Company uses its investment securities portfolio to manage interest rate risk, provide liquidity (including the ability to meet regulatory requirements), generate interest and dividend income, and as collateral for public deposits and wholesale funding sources. While the Company intends to hold its investment securities indefinitely, it may sell available-for-sale securities in response to structural changes in the balance sheet and related interest rate risk and to meet liquidity requirements, among other factors.

Investment securities totaled $112.5 billion at December 31, 2017, compared with $109.3 billion at December 31, 2016. The $3.2 billion (3.0 percent) increase reflected $3.1 billion of net investment purchases and a $121 million favorable change in net unrealized gains (losses) on available-for-sale investment securities.

Average investment securities were $111.8 billion in 2017, compared with $107.9 billion in 2016. The weighted-average yield of the available-for-sale portfolio was 2.25 percent at December 31, 2017, compared with 2.06 percent at December 31, 2016. The weighted-average maturity of the available-for-sale portfolio was 5.1 years at both December 31, 2017 and 2016. The weighted-average yield of the held-to-maturity portfolio was 2.14 percent at December 31, 2017, compared with 1.93 percent at December 31, 2016. The weighted-average maturity of the held-to-maturity portfolio was 4.7 years at December 31, 2017, compared with 4.6 years at December 31, 2016. Investment securities by type are shown in Table 13.

The Company’s available-for-sale securities are carried at fair value with changes in fair value reflected in other comprehensive income (loss) unless a security is deemed to be other-than-temporarily impaired. At December 31, 2017, the Company’s net unrealized losses on available-for-sale securities were $580 million, compared with $701 million at December 31, 2016. The favorable change in net unrealized gains (losses) was primarily due to increases in the fair value of state and political securities as a result of changes in interest rates. Gross unrealized losses on available-for-sale securities totaled $888 million at December 31, 2017, compared with $1.0 billion at December 31, 2016. The Company conducts a regular assessment of its investment portfolio to determine whether any securities are other-than-temporarily impaired. When assessing unrealized losses for other-than-temporary impairment, the Company considers the nature of the investment, the financial condition of the issuer, the extent and duration of unrealized losses, expected cash flows of underlying assets and market conditions. At December 31, 2017, the Company had no plans to sell securities with unrealized losses, and believes it is more likely than not that it would not be required to sell such securities before recovery of their amortized cost.

Refer to Notes 4 and 21 in the Notes to Consolidated Financial Statements for further information on investment securities.

TABLE 13	Investment Securities

	Available-for-Sale				Held-to-Maturity
At December 31, 2017 (Dollars in Millions)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield(e)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield(e)
U.S. Treasury and Agencies
Maturing in one year or less	$4,985	$4,965	.5	.85%	$–	$–	–	–%
Maturing after one year through five years	16,683	16,465	3.4	1.67	1,794	1,776	3.5	1.81
Maturing after five years through ten years	1,918	1,871	5.7	1.84	3,387	3,290	6.1	1.80
Maturing after ten years	–	–	–	–	–	–	–	–
Total	$23,586	$23,301	3.0	1.51%	$5,181	$5,066	5.2	1.80%
Mortgage-Backed Securities(a)
Maturing in one year or less	$79	$80	.5	4.33%	$85	$85	.5	2.99%
Maturing after one year through five years	17,637	17,424	4.4	2.08	23,307	22,968	3.8	2.10
Maturing after five years through ten years	18,391	18,179	5.9	2.22	15,497	15,305	5.7	2.31
Maturing after ten years	2,349	2,354	12.8	2.47	261	261	12.3	2.37
Total	$38,456	$38,037	5.6	2.18%	$39,150	$38,619	4.6	2.19%
Asset-Backed Securities(a)
Maturing in one year or less	$–	$–	–	–%	$–	$1	.4	2.12%
Maturing after one year through five years	328	332	3.7	3.00	4	4	3.2	2.28
Maturing after five years through ten years	85	87	5.0	3.23	2	3	5.6	2.25
Maturing after ten years	–	–	–	–	–	4	16.3	2.06
Total	$413	$419	4.0	3.04%	$6	$12	4.1	2.27%
Obligations of State and Political Subdivisions(b)(c)
Maturing in one year or less	$183	$184	.2	7.40%	$–	$–	–	–%
Maturing after one year through five years	662	688	3.2	5.93	1	1	3.7	7.82
Maturing after five years through ten years	4,428	4,532	8.7	5.33	5	6	8.2	2.53
Maturing after ten years	967	954	19.8	5.02	–	–	–	–
Total	$6,240	$6,358	9.6	5.41%	$6	$7	7.6	3.24%
Other Debt Securities
Maturing in one year or less	$–	$–	–	–%	$–	$–	–	–%
Maturing after one year through five years	–	–	–	–	19	19	2.5	2.26
Maturing after five years through ten years	–	–	–	–	–	–	–	–
Maturing after ten years	–	–	–	–	–	–	–	–
Total	$–	$–	–	–%	$19	$19	2.5	2.26%
Other Investments	$22	$22	–	.01%	$–	$–	–	–%
Total investment securities(d)	$68,717	$68,137	5.1	2.25%	$44,362	$43,723	4.7	2.14%
(a)	Information related to asset and mortgage-backed securities included above is presented based upon weighted-average maturities anticipating future prepayments.
(b)	Information related to obligations of state and political subdivisions is presented based upon yield to first optional call date if the security is purchased at a premium, yield to maturity if purchased at par or a discount.
(c)	Maturity calculations for obligations of state and political subdivisions are based on the first optional call date for securities with a fair value above par and contractual maturity for securities with a fair value equal to or below par.
(d)	The weighted-average maturity of the available-for-sale investment securities was 5.1 years at December 31, 2016, with a corresponding weighted-average yield of 2.06 percent. The weighted-average maturity of the held-to-maturity investment securities was 4.6 years at December 31, 2016, with a corresponding weighted-average yield of 1.93 percent.
(e)	Weighted-average yields for obligations of state and political subdivisions are presented on a fully-taxable equivalent basis under a federal income tax rate of 35 percent for the periods presented. Yields on available-for-sale and held-to-maturity investment securities are computed based on amortized cost balances, excluding any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity. Weighted-average yield and maturity calculations exclude equity securities that have no stated yield or maturity.

	2017		2016
At December 31 (Dollars in Millions)	Amortized Cost	Percent of Total	Amortized Cost	Percent of Total
U.S. Treasury and agencies	$28,767	25.5%	$22,560	20.5%
Mortgage-backed securities	77,606	68.6	81,698	74.3
Asset-backed securities	419	.4	483	.4
Obligations of state and political subdivisions	6,246	5.5	5,173	4.7
Other debt securities and investments	41	–	62	.1
Total investment securities	$113,079	100.0%	$109,976	100.0%

TABLE 14	Deposits

The composition of deposits was as follows:

	2017		2016		2015		2014		2013
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Noninterest-bearing deposits	$87,557	25.2%	$86,097	25.7%	$83,766	27.9%	$77,323	27.3%	$76,941	29.4%
Interest-bearing deposits
Interest checking	74,520	21.5	66,298	19.8	59,169	19.7	55,058	19.5	52,140	19.9
Money market savings	107,973	31.1	109,947	32.9	86,159	28.7	76,536	27.1	59,772	22.8
Savings accounts	43,809	12.6	41,783	12.5	38,468	12.8	35,249	12.4	32,469	12.4
Total savings deposits	226,302	65.2	218,028	65.2	183,796	61.2	166,843	59.0	144,381	55.1
Time deposits less than $100,000	7,315	2.1	8,040	2.4	9,050	3.0	10,609	3.8	11,784	4.5
Time deposits greater than $100,000
Domestic	10,792	3.1	7,230	2.2	7,272	2.4	10,636	3.8	9,527	3.6
Foreign	15,249	4.4	15,195	4.5	16,516	5.5	17,322	6.1	19,490	7.4
Total interest-bearing deposits	259,658	74.8	248,493	74.3	216,634	72.1	205,410	72.7	185,182	70.6
Total deposits	$347,215	100.0%	$334,590	100.0%	$300,400	100.0%	$282,733	100.0%	$262,123	100.0%

The maturity of time deposits was as follows:

	Time Deposits Less Than $100,000	Time Deposits Greater Than $100,000
At December 31, 2017 (Dollars in Millions)		Domestic	Foreign	Total
Three months or less	$1,103	$4,828	$15,122	$21,053
Three months through six months	1,079	1,922	85	3,086
Six months through one year	1,685	1,292	42	3,019
Thereafter	3,448	2,750	–	6,198
Total	$7,315	$10,792	$15,249	$33,356

Deposits Total deposits were $347.2 billion at December 31, 2017, compared with $334.6 billion at December 31, 2016. The $12.6 billion (3.8 percent) increase in total deposits reflected increases in total savings, time and noninterest-bearing deposits. Average total deposits in 2017 increased $20.7 billion (6.6 percent) over 2016.

Interest-bearing savings deposits increased $8.3 billion (3.8 percent) at December 31, 2017, compared with December 31, 2016. The increase was related to higher interest checking and savings account balances, partially offset by lower money market deposit balances. Interest checking balances increased $8.2 billion (12.4 percent) primarily due to higher Wealth Management and Investment Services, Consumer and Business Banking, and Corporate and Commercial Banking balances. Savings account balances increased $2.0 billion (4.8 percent), primarily due to higher Consumer and Business Banking balances. Money market deposit balances decreased $2.0 billion (1.8 percent), primarily due to lower Corporate and Commercial Banking balances, partially offset by higher Wealth Management and Investment Services balances. Average interest-bearing savings deposits in 2017 increased $19.2 billion (9.7 percent), compared with 2016, reflecting growth across all business lines.

Interest-bearing time deposits at December 31, 2017, increased $2.9 billion (9.5 percent), compared with December 31, 2016. Average time deposits increased $751 million (2.3 percent) in 2017, compared with 2016. The increases were primarily driven by increases in those deposits managed as an alternative to other funding sources such as wholesale borrowing, based largely on relative pricing and liquidity characteristics.

Noninterest-bearing deposits at December 31, 2017, increased $1.5 billion (1.7 percent) from December 31, 2016. Average noninterest-bearing deposits increased $757 million (0.9 percent) in 2017, compared with 2016. The increases were primarily due to higher Wealth Management and Investment Services, and Consumer and Business Banking balances, partially offset by lower Corporate and Commercial Banking balances.

Borrowings The Company utilizes both short-term and long-term borrowings as part of its asset/liability management and funding strategies. Short-term borrowings, which include federal funds purchased, commercial paper, repurchase agreements, borrowings secured by high-grade assets and other short-term borrowings, were $16.7 billion at December 31, 2017, compared with $14.0 billion at December 31, 2016. The $2.7 billion (19.3 percent) increase in short-term borrowings was primarily due to higher other short-term borrowings balances, partially offset by lower commercial paper and federal funds purchased balances.

Long-term debt was $32.3 billion at December 31, 2017, compared with $33.3 billion at December 31, 2016. The $1.0 billion (3.2 percent) decrease was primarily due to $6.9 billion of bank note and medium-term note repayments and maturities and a $3.1 billion decrease in Federal Home Loan Bank (“FHLB”) advances, partially offset by the issuances of $3.9 billion of medium-term notes and $4.9 billion of bank notes.

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

The Company’s most prominent risk exposures are credit, interest rate, market, liquidity, operational, compliance, strategic, and reputational. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan, investment or derivative contract when it is due. Interest rate risk is the potential reduction of net interest income or market valuations as a result of changes in interest rates. Market risk arises from fluctuations in interest rates, foreign exchange rates, and security prices that may result in changes in the values of financial instruments, such as trading and available-for-sale securities, mortgage loans held for sale (“MLHFS”), mortgage servicing rights (“MSRs”) and derivatives that are accounted for on a fair value basis. Liquidity risk is the possible inability to fund obligations or new business at a reasonable cost and in a timely manner. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events, including the risk of loss resulting from breaches in data security. Operational risk can also include the risk of loss due to failures by third parties with which the Company does business. Compliance risk is the risk of loss arising from violations of, or nonconformance with, laws, rules, regulations, prescribed practices, internal policies, and procedures, or ethical standards, potentially exposing the Company to fines, civil money penalties, payment of damages and the voiding of contracts. Strategic risk is the risk to current or projected financial condition arising from adverse business decisions, poor implementation of business decisions, or lack of responsiveness to changes in the banking industry and operating environment. Reputational risk is the risk to current or anticipated earnings, capital, or franchise or enterprise value arising from negative public opinion. This risk may impair the Company’s competitiveness by affecting its ability to establish new relationships, offer new services or continue serving existing relationships. In addition to the risks identified above, other risk factors exist that may impact the Company. Refer to “Risk Factors” beginning on page 146, for a detailed discussion of these factors.

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

Management regularly provides reports to the Risk Management Committee of the Board of Directors. The Risk Management Committee discusses with management the Company’s risk management performance, and provides a summary of key risks to the entire Board of Directors, covering the status of existing matters, areas of potential future concern and specific information on certain types of loss events. The Risk Management Committee considers quarterly reports by management assessing the Company’s performance relative to the risk appetite statements and the associated risk limits, including:

–	Qualitative considerations, such as the macroeconomic environment, regulatory and compliance changes, litigation developments, and technology and cybersecurity;

–	Capital ratios and projections, including regulatory measures and stressed scenarios;

–	Credit measures, including adversely rated and nonperforming loans, leveraged transactions, credit concentrations and lending limits;

–	Interest rate and market risk, including market value and net income simulation, and trading-related Value at Risk (“VaR”);

–	Liquidity risk, including funding projections under various stressed scenarios;

–	Operational and compliance risk, including losses stemming from events such as fraud, processing errors, control breaches, breaches in data security or adverse business decisions, as well as reporting on technology performance, and various legal and regulatory compliance measures; and

–	Reputational and strategic risk considerations, impacts and responses.

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

The commercial lending segment includes loans and leases made to small business, middle market, large corporate, commercial real estate, financial institution, non-profit and public sector customers. Key risk characteristics relevant to commercial lending segment loans include the industry and geography of the borrower’s business, purpose of the loan, repayment source, borrower’s debt capacity and financial flexibility, loan covenants, and nature of pledged collateral, if any. These risk characteristics, among others, are considered in determining estimates about the likelihood of default by the borrowers and the severity of loss in the event of default. The Company considers these risk characteristics in assigning internal risk ratings to, or forecasting losses on, these loans, which are the significant factors in determining the allowance for credit losses for loans in the commercial lending segment.

The consumer lending segment represents loans and leases made to consumer customers, including residential mortgages, credit card loans, and other retail loans such as revolving consumer lines, auto loans and leases, home equity loans and lines, and student loans, a run-off portfolio. Home equity or second mortgage loans are junior lien closed-end accounts fully disbursed at origination. These loans typically are fixed rate loans, secured by residential real estate, with a 10- or 15-year fixed payment amortization schedule. Home equity lines are revolving accounts giving the borrower the ability to draw and repay balances repeatedly, up to a maximum commitment, and are secured by residential real estate. These include accounts in either a first or junior lien position. Typical terms on home equity lines in the portfolio are variable rates benchmarked to the prime rate, with a 10- or 15-year draw period during which a minimum payment is equivalent to the monthly interest, followed by a 20- or 10-year amortization period, respectively. At December 31, 2017, substantially all of the Company’s home equity lines were in the draw period. Approximately $1.3 billion, or 9 percent, of the outstanding home equity line balances at December 31, 2017, will enter the amortization period within the next 36 months. Key risk characteristics relevant to consumer lending segment loans primarily relate to the borrowers’ capacity and willingness to repay and include unemployment rates and other economic factors, customer payment history and credit scores, and in some cases, updated loan-to-value (“LTV”) information reflecting current market conditions on real estate based loans. These risk characteristics, among others, are reflected in forecasts of delinquency levels, bankruptcies and losses which are the primary factors in determining the allowance for credit losses for the consumer lending segment.

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

Over the past several years, economic conditions have generally stabilized and the financial markets have slowly improved. During 2017, the domestic economy expanded at a moderate rate and the labor market continued to strengthen. Consumer spending has grown due to ongoing job gains and relatively high levels of household wealth and consumer confidence. Business investment has also strengthened moderately, including an upturn in investment in the energy sector as oil prices have stabilized. In late 2017, tax reform legislation was enacted that reduced the federal statutory tax rate from 35 percent to 21 percent effective in 2018. The Federal Reserve Bank continued to slowly increase short-term interest rates during 2017, in conjunction with the improving economy. Periodic increases in interest rates are anticipated to continue over the next few years, as economic conditions are expected to continue to improve. In addition, global economic conditions improved during 2017, reflecting higher consumer confidence, increased business investment and reduced political risks. However, uncertainty remains around the impact of recent or future changes in domestic economic, trade and tax policies. Current or anticipated changes to these policies that lessen their expansionary effect on the domestic economy could slow the expansion of the domestic and global economies.

Credit Diversification The Company manages its credit risk, in part, through diversification of its loan portfolio which is achieved through limit setting by product type criteria, such as industry, and identification of credit concentrations. As part of its normal business activities, the Company offers a broad array of traditional commercial lending products and specialized products such as asset-based lending, commercial lease financing, agricultural credit, warehouse mortgage lending, small business lending, commercial real estate lending, health care lending and correspondent banking financing. The Company also offers an array of consumer lending products, including residential mortgages, credit card loans, auto loans, retail leases, home equity loans and lines, revolving credit and other consumer loans. These consumer lending products are primarily offered through the branch office network, home mortgage and loan production offices, mobile and on-line banking, and indirect distribution channels, such as auto dealers. The Company monitors and manages the portfolio diversification by industry, customer and geography. Table 6 provides information with respect to the overall product diversification and changes in the mix during 2017.

The commercial loan class is diversified among various industries with higher concentrations in manufacturing, retail trade, finance and insurance, wholesale trade, and real estate, rental and leasing. Additionally, the commercial loan class is diversified across the Company’s geographical markets with 64.5 percent of total commercial loans within the Company’s Consumer and Business Banking region. Credit relationships outside of the Company’s Consumer and Business Banking region relate to the corporate banking, mortgage banking, auto dealer and leasing businesses, focusing on large national customers and specifically targeted industries, such as healthcare, utilities, energy and public administration. Loans to mortgage banking customers are primarily warehouse lines which are collateralized with the underlying mortgages. The Company regularly monitors its mortgage collateral position to manage its risk exposure. Table 7 provides a summary of significant industry groups and geographical locations of commercial loans outstanding at December 31, 2017 and 2016.

The commercial real estate loan class reflects the Company’s focus on serving business owners within its geographic footprint as well as regional and national investment-based real estate owners and builders. Within the commercial real estate loan class, different property types have varying degrees of credit risk. Table 8 provides a summary of the significant property types and geographical locations of commercial real estate loans outstanding at December 31, 2017 and 2016. At December 31, 2017, approximately 25.2 percent of the commercial real estate loans represented business owner-occupied properties that tend to exhibit less credit risk than non owner-occupied properties. The investment-based real estate mortgages are diversified among various property types with somewhat higher concentrations in multi-family, office and retail properties. From a geographical perspective, the Company’s commercial real estate loan class is generally well diversified. However, at December 31, 2017, 23.6 percent of the Company’s commercial real estate loans were secured by collateral in California, which has historically experienced higher credit quality deterioration in recessionary periods due to excess inventory levels and declining valuations. Included in commercial real estate at year-end 2017 was approximately $423 million in loans related to land held for development and $521 million of loans related to residential and commercial acquisition and development properties. These loans are subject to quarterly monitoring for changes in local market conditions due to a higher credit risk profile. The commercial real estate loan class is diversified across the Company’s geographical markets with 82.9 percent of total commercial real estate loans outstanding at December 31, 2017, within the Company’s Consumer and Business Banking region.

The Company’s consumer lending segment utilizes several distinct business processes and channels to originate consumer credit, including traditional branch lending, mobile and on-line banking, indirect lending, correspondent banks and loan brokers. Each distinct underwriting and origination activity manages unique credit risk characteristics and prices its loan production commensurate with the differing risk profiles.

Residential mortgage originations are generally limited to prime borrowers and are performed through the Company’s branches, loan production offices, mobile and on-line services, and a wholesale network of originators. The Company may retain residential mortgage loans it originates on its balance sheet or sell the loans into the secondary market while retaining the servicing rights and customer relationships. Utilizing the secondary markets enables the Company to effectively reduce its credit and other asset/liability risks. For residential mortgages that are retained in the Company’s portfolio and for home equity and second mortgages, credit risk is also diversified by geography and managed by adherence to LTV and borrower credit criteria during the underwriting process.

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

The following tables provide summary information of residential mortgages and home equity and second mortgages by LTV and borrower type at December 31, 2017:

Residential Mortgages (Dollars in Millions)	Interest Only	Amortizing	Total	Percent of Total
Loan-to-Value
Less than or equal to 80%	$1,918	$49,274	$51,192	85.6%
Over 80% through 90%	12	3,515	3,527	5.9
Over 90% through 100%	9	748	757	1.3
Over 100%	2	656	658	1.1
No LTV available	5	36	41	.1
Loans purchased from GNMA mortgage pools(a)	–	3,608	3,608	6.0

Total	$1,946	$57,837	$59,783	100.0%
Borrower Type
Prime borrowers	$1,946	$53,051	$54,997	92.0%
Sub-prime borrowers	–	816	816	1.4
Other borrowers	–	362	362	.6
Loans purchased from GNMA mortgage pools(a)	–	3,608	3,608	6.0

Total	$1,946	$57,837	$59,783	100.0%

(a)	Represents loans purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose payments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

Home Equity and Second Mortgages (Dollars in Millions)	Lines	Loans	Total	Percent of Total
Loan-to-Value
Less than or equal to 80%	$11,773	$619	$12,392	75.9%
Over 80% through 90%	2,048	715	2,763	16.9
Over 90% through 100%	590	110	700	4.3
Over 100%	359	23	382	2.3
No LTV/CLTV available	78	12	90	.6

Total	$14,848	$1,479	$16,327	100.0%
Borrower Type
Prime borrowers	$14,578	$1,401	$15,979	97.9%
Sub-prime borrowers	51	69	120	.7
Other borrowers	219	9	228	1.4

Total	$14,848	$1,479	$16,327	100.0%

The total amount of consumer lending segment residential mortgage, home equity and second mortgage loans to customers that may be defined as sub-prime borrowers represented only 0.2 percent of the Company’s total assets at December 31, 2017 and 2016. The Company considers sub-prime loans to be those made to borrowers with a risk of default significantly higher than those approved for prime lending programs, as reflected in credit scores obtained from independent agencies at loan origination, in addition to other credit underwriting criteria. Sub-prime portfolios include only loans originated according to the Company’s underwriting programs specifically designed to serve customers with weakened credit histories. The sub-prime designation indicators have been and will continue to be subject to re-evaluation over time as borrower characteristics, payment performance and economic conditions change. The sub-prime loans originated during periods from June 2009 and after are with borrowers who met the Company’s program guidelines and have a credit score that generally is at or below a threshold of 620 to 650 depending on the program. Sub-prime loans originated during periods prior to June 2009 were based upon program level guidelines without regard to credit score.

Home equity and second mortgages were $16.3 billion at December 31, 2017, compared with $16.4 billion at December 31, 2016, and included $4.6 billion of home equity lines in a first lien position and $11.7 billion of home equity and second mortgage loans and lines in a junior lien position. Loans and lines in a junior lien position at December 31, 2017, included approximately $4.9 billion of loans and lines for which the Company also serviced the related first lien loan, and approximately $6.8 billion where the Company did not service the related first lien loan. The Company was able to determine the status of the related first liens using information the Company has as the servicer of the first lien or information reported on customer credit bureau files. The Company also evaluates other indicators of credit risk for these junior lien loans and lines including delinquency, estimated average CLTV ratios and updated weighted-average credit scores in making its assessment of credit risk, related loss estimates and determining the allowance for credit losses.

The following table provides a summary of delinquency statistics and other credit quality indicators for the Company’s junior lien positions at December 31, 2017:

	Junior Liens Behind
(Dollars in Millions)	Company Owned or Serviced First Lien	Third Party First Lien	Total
Total	$4,916	$6,799	$11,715
Percent 30 - 89 days past due	.38%	.50%	.45%
Percent 90 days or more past due	.05%	.09%	.07%
Weighted-average CLTV	72%	68%	70%
Weighted-average credit score	777	772	774

See the “Analysis and Determination of the Allowance for Credit Losses” section for additional information on how the Company determines the allowance for credit losses for loans in a junior lien position.

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

Covered assets were acquired by the Company in FDIC-assisted transactions and include loans with characteristics indicative of a high credit risk profile, including a substantial concentration of loans in California and loans with negative-amortization payment options. Because these loans are covered under loss sharing agreements with the FDIC, the Company’s financial exposure to losses from these assets is substantially reduced. To the extent actual losses exceed the Company’s estimates at acquisition, the Company’s financial risk would only be its share of those losses under the loss sharing agreements. As of December 31, 2017, the loss share coverage provided by the FDIC has expired on all previously covered assets, except for residential mortgages and home equity and second mortgage loans that remain covered under loss sharing agreements with remaining terms up through the fourth quarter of 2019.

TABLE 15	Delinquent Loan Ratios as a Percent of Ending Loan Balances

At December 31 90 days or more past due excluding nonperforming loans	2017	2016	2015	2014	2013
Commercial
Commercial	.06%	.06%	.06%	.05%	.08%
Lease financing	–	–	–	–	–

Total commercial	.06	.06	.05	.05	.08
Commercial Real Estate
Commercial mortgages	–	.01	–	.02	.02
Construction and development	.05	.05	.13	.14	.30

Total commercial real estate	.01	.02	.03	.05	.07
Residential Mortgages(a)	.22	.27	.33	.40	.65
Credit Card	1.28	1.16	1.09	1.13	1.17
Other Retail
Retail leasing	.03	.02	.02	.02	–
Home equity and second mortgages	.28	.25	.25	.26	.32
Other	.15	.13	.11	.12	.14

Total other retail(b)	.17	.15	.15	.15	.18

Total loans, excluding covered loans	.21	.20	.21	.23	.31
Covered Loans	4.74	5.53	6.31	7.48	5.63

Total loans	.26%	.28%	.32%	.38%	.51%

At December 31 90 days or more past due including nonperforming loans	2017	2016	2015	2014	2013
Commercial	.31%	.57%	.25%	.19%	.27%
Commercial real estate	.37	.31	.33	.65	.83
Residential mortgages(a)	.96	1.31	1.66	2.07	2.16
Credit card	1.28	1.18	1.13	1.30	1.60
Other retail(b)	.46	.45	.46	.53	.58

Total loans, excluding covered loans	.57	.71	.67	.83	.97
Covered loans	4.93	5.68	6.48	7.74	7.13

Total loans	.62%	.78%	.78%	.97%	1.19%
(a)	Delinquent loan ratios exclude $1.9 billion, $2.5 billion, $2.9 billion, $3.1 billion, and $3.7 billion at December 31, 2017, 2016, 2015, 2014, and 2013, respectively, of loans purchased from GNMA mortgage pools whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs. Including these loans, the ratio of residential mortgages 90 days or more past due including all nonperforming loans was 4.16 percent, 5.73 percent, 7.15 percent, 8.02 percent, and 9.34 percent at December 31, 2017, 2016, 2015, 2014, and 2013, respectively.
(b)	Delinquent loan ratios exclude student loans that are guaranteed by the federal government. Including these loans, the ratio of total other retail loans 90 days or more past due including all nonperforming loans was ..56 percent, .63 percent, .75 percent, .84 percent, and .93 percent at December 31, 2017, 2016, 2015, 2014, and 2013, respectively.

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

Accruing loans 90 days or more past due totaled $720 million ($572 million excluding covered loans) at December 31, 2017, compared with $764 million ($552 million excluding covered loans) at December 31, 2016, and $831 million ($541 million excluding covered loans) at December 31, 2015. Accruing loans 90 days or more past due are not included in nonperforming assets and continue to accrue interest because they are adequately secured by collateral, are in the process of collection and are reasonably expected to result in repayment or restoration to current status, or are managed in homogeneous portfolios with specified charge-off timeframes adhering to regulatory guidelines. The ratio of accruing loans 90 days or more past due to total loans was 0.26 percent (0.21 percent excluding covered loans) at December 31, 2017, compared with 0.28 percent (0.20 percent excluding covered loans) at December 31, 2016, and 0.32 percent (0.21 percent excluding covered loans) at December 31, 2015.

The following table provides summary delinquency information for residential mortgages, credit card and other retail loans included in the consumer lending segment:

	Amount		As a Percent of Ending Loan Balances
At December 31 (Dollars in Millions)	2017	2016	2017	2016
Residential Mortgages(a)
30-89 days	$198	$151	.33%	.26%
90 days or more	130	156	.22	.27
Nonperforming	442	595	.74	1.04
Total	$770	$902	1.29%	1.57%

Credit Card
30-89 days	$302	$284	1.37%	1.31%
90 days or more	284	253	1.28	1.16
Nonperforming	1	3	–	.01
Total	$587	$540	2.65%	2.48%

Other Retail
Retail Leasing
30-89 days	$33	$18	.41%	.28%
90 days or more	2	1	.03	.02
Nonperforming	8	2	.10	.03
Total	$43	$21	.54%	.33%
Home Equity and Second Mortgages
30-89 days	$78	$60	.48%	.37%
90 days or more	45	41	.28	.25
Nonperforming	126	128	.77	.78
Total	$249	$229	1.53%	1.40%
Other(b)
30-89 days	$265	$206	.80%	.66%
90 days or more	48	41	.15	.13
Nonperforming	34	27	.10	.09
Total	$347	$274	1.05%	.88%
(a)	Excludes $385 million of loans 30-89 days past due and $1.9 billion of loans 90 days or more past due at December 31, 2017, purchased from GNMA mortgage pools that continue to accrue interest, compared with $273 million and $2.5 billion at December 31, 2016, respectively.
(b)	Includes revolving credit, installment, automobile and student loans.

The following table provides summary delinquency information for covered loans:

	Amount		As a Percent of Ending Loan Balances
At December 31 (Dollars in Millions)	2017	2016	2017	2016
30-89 days	$50	$55	1.61%	1.43%
90 days or more	148	212	4.74	5.53
Nonperforming	6	6	.19	.16
Total	$204	$273	6.54%	7.12%

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

Troubled Debt Restructurings Concessionary modifications are classified as TDRs unless the modification results in only an insignificant delay in the payments to be received. TDRs accrue interest if the borrower complies with the revised terms and conditions and has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles, which is generally six months or greater. At December 31, 2017, performing TDRs were $4.0 billion, compared with $4.2 billion, $4.7 billion, $5.1 billion and $6.0 billion at December 31, 2016, 2015, 2014 and 2013, respectively. Loans classified as TDRs are considered impaired loans for reporting and measurement purposes.

The Company continues to work with customers to modify loans for borrowers who are experiencing financial difficulties, including those loans acquired through FDIC-assisted acquisitions. Many of the Company’s TDRs are determined on a case-by-case basis in connection with ongoing loan collection processes. The modifications vary within each of the Company’s loan classes. Commercial lending segment TDRs generally include extensions of the maturity date and may be accompanied by an increase or decrease to the interest rate. The Company may also work with the borrower to make other changes to the loan to mitigate losses, such as obtaining additional collateral and/or guarantees to support the loan.

The Company has also implemented certain residential mortgage loan restructuring programs that may result in TDRs. The Company modifies residential mortgage loans under Federal Housing Administration, United States Department of Veterans Affairs, and its own internal programs. Under these programs, the Company offers qualifying homeowners the opportunity to permanently modify their loan and achieve more affordable monthly payments by providing loan concessions. These concessions may include adjustments to interest rates, conversion of adjustable rates to fixed rates, extensions of maturity dates or deferrals of payments, capitalization of accrued interest and/or outstanding advances, or in limited situations, partial forgiveness of loan principal. In most instances, participation in residential mortgage loan restructuring programs requires the customer to complete a short-term trial period. A permanent loan modification is contingent on the customer successfully completing the trial period arrangement and the loan documents are not modified until that time. The Company reports loans in a trial period arrangement as TDRs and continues to report them as TDRs after the trial period.

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

The following table provides a summary of TDRs by loan class, including the delinquency status for TDRs that continue to accrue interest and TDRs included in nonperforming assets:

		As a Percent of Performing TDRs
At December 31, 2017 (Dollars in Millions)	Performing TDRs	30-89 Days Past Due	90 Days or More Past Due	Nonperforming TDRs		Total TDRs
Commercial	$301	2.2%	1.2%	$144	(a)	$445
Commercial real estate	138	3.1	–	30	(b)	168
Residential mortgages	1,504	3.1	4.7	339		1,843	(d)
Credit card	229	11.0	5.9	1	(c)	230
Other retail	134	5.5	4.7	52	(c)	186	(e)
TDRs, excluding GNMA and covered loans	2,306	3.9	4.1	566		2,872
Loans purchased from GNMA mortgage pools(g)	1,681	–	–	–		1,681	(f)
Covered loans	32	3.3	8.0	4		36
Total	$4,019	2.3%	2.4%	$570		$4,589
(a)	Primarily represents loans less than six months from the modification date that have not met the performance period required to return to accrual status (generally six months) and small business credit cards with a modified rate equal to 0 percent.
(b)	Primarily represents loans less than six months from the modification date that have not met the performance period required to return to accrual status (generally six months).
(c)	Primarily represents loans with a modified rate equal to 0 percent.
(d)	Includes $337 million of residential mortgage loans to borrowers that have had debt discharged through bankruptcy and $42 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.
(e)	Includes $78 million of other retail loans to borrowers that have had debt discharged through bankruptcy and $11 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.
(f)	Includes $264 million of Federal Housing Administration and United States Department of Veterans Affairs residential mortgage loans to borrowers that have had debt discharged through bankruptcy and $344 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.
(g)	Approximately 6.0 percent and 46.0 percent of the total TDR loans purchased from GNMA mortgage pools are 30-89 days past due and 90 days or more past due, respectively, but are not classified as delinquent as their repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

Short-term Modifications The Company makes short-term modifications that it does not consider to be TDRs, in limited circumstances, to assist borrowers experiencing temporary hardships. Consumer lending programs include payment reductions, deferrals of up to three past due payments, and the ability to return to current status if the borrower makes required payments. The Company may also make short-term modifications to commercial lending loans, with the most common modification being an extension of the maturity date of three months or less. Such extensions generally are used when the maturity date is imminent and the borrower is experiencing some level of financial stress, but the Company believes the borrower will pay all contractual amounts owed. Short-term modifications were not material at December 31, 2017.

Nonperforming Assets The level of nonperforming assets represents another indicator of the potential for future credit losses. Nonperforming assets include nonaccrual loans, restructured loans not performing in accordance with modified terms and not accruing interest, restructured loans that have not met the performance period required to return to accrual status, OREO and other nonperforming assets owned by the Company. Nonperforming assets are generally either originated by the Company or acquired under FDIC loss sharing agreements that substantially reduce the risk of credit losses to the Company. Interest payments collected from assets on nonaccrual status are generally applied against the principal balance and not recorded as income. However, interest income may be recognized for interest payments if the remaining carrying amount of the loan is believed to be collectible.

At December 31, 2017, total nonperforming assets were $1.2 billion, compared with $1.6 billion at December 31, 2016 and $1.5 billion at December 31, 2015. The $403 million (25.1 percent) decrease in nonperforming assets, from December 31, 2016 to December 31, 2017, was primarily driven by improvements in commercial loans, residential mortgages and OREO due to continued improving economic conditions, partially offset by an increase in nonperforming commercial real estate loans. Nonperforming covered assets at December 31, 2017 were $27 million, compared with $32 million at December 31, 2016 and $40 million at December 31, 2015. The ratio of total nonperforming assets to total loans and other real estate was 0.43 percent at December 31, 2017, compared with 0.59 percent at December 31, 2016, and 0.58 percent at December 31, 2015.

OREO, excluding covered assets, was $141 million at December 31, 2017, compared with $186 million at December 31, 2016 and $280 million at December 31, 2015, and was related to foreclosed properties that previously secured loan balances. These balances exclude foreclosed GNMA loans whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

The following table provides an analysis of OREO, excluding covered assets, as a percent of their related loan balances, including geographical location detail for residential (residential mortgage, home equity and second mortgage) and commercial (commercial and commercial real estate) loan balances:

At December 31 (Dollars in Millions)	Amount		As a Percent of Ending Loan Balances
	2017	2016	2017	2016
Residential
Illinois	$14	$15	.32%	.35%
California	13	4	.06	.02
Minnesota	11	12	.18	.19
New York	8	9	1.01	1.16
Wisconsin	8	11	.38	.50
All other states	81	124	.19	.30
Total residential	135	175	.18	.24
Commercial
California	4	4	.02	.02
Idaho	1	–	.07	–
Louisiana	–	–	–	–
Illinois	–	1	–	.02
New Mexico	–	–	–	–
All other states	1	6	–	.01
Total commercial	6	11	–	.01
Total	$141	$186	.05%	.07%

TABLE 16	Nonperforming Assets(a)

At December 31 (Dollars in Millions)	2017	2016	2015	2014	2013
Commercial
Commercial	$225	$443	$160	$99	$122
Lease financing	24	40	14	13	12
Total commercial	249	483	174	112	134
Commercial Real Estate
Commercial mortgages	108	87	92	175	182
Construction and development	34	37	35	84	121
Total commercial real estate	142	124	127	259	303
Residential Mortgages(b)	442	595	712	864	770
Credit Card	1	3	9	30	78
Other Retail
Retail leasing	8	2	3	1	1
Home equity and second mortgages	126	128	136	170	167
Other	34	27	23	16	23
Total other retail	168	157	162	187	191
Total nonperforming loans, excluding covered loans	1,002	1,362	1,184	1,452	1,476
Covered Loans	6	6	8	14	127
Total nonperforming loans	1,008	1,368	1,192	1,466	1,603
Other Real Estate(c)(d)	141	186	280	288	327
Covered Other Real Estate(d)	21	26	32	37	97
Other Assets	30	23	19	17	10
Total nonperforming assets	$1,200	$1,603	$1,523	$1,808	$2,037
Total nonperforming assets, excluding covered assets	$1,173	$1,571	$1,483	$1,757	$1,813
Excluding covered assets
Accruing loans 90 days or more past due(b)	$572	$552	$541	$550	$713
Nonperforming loans to total loans	.36%	.51%	.46%	.60%	.65%
Nonperforming assets to total loans plus other real estate(c)	.42%	.58%	.58%	.72%	.80%
Including covered assets
Accruing loans 90 days or more past due(b)	$720	$764	$831	$945	$1,189
Nonperforming loans to total loans	.36%	.50%	.46%	.59%	.68%
Nonperforming assets to total loans plus other real estate(c)	.43%	.59%	.58%	.73%	.86%

Changes in Nonperforming Assets

(Dollars in Millions)	Commercial and Commercial Real Estate	Residential Mortgages, Credit Card and Other Retail	Covered Assets	Total
Balance December 31, 2016	$623	$948	$32	$1,603
Additions to nonperforming assets
New nonaccrual loans and foreclosed properties	559	392	22	973
Advances on loans	28	1	–	29
Total additions	587	393	22	1,002
Reductions in nonperforming assets
Paydowns, payoffs	(415)	(210)	(8)	(633)
Net sales	(50)	(172)	(19)	(241)
Return to performing status	(43)	(142)	–	(185)
Charge-offs(e)	(298)	(48)	–	(346)
Total reductions	(806)	(572)	(27)	(1,405)
Net additions to (reductions in) nonperforming assets	(219)	(179)	(5)	(403)
Balance December 31, 2017	$404	$769	$27	$1,200
(a)	Throughout this document, nonperforming assets and related ratios do not include accruing loans 90 days or more past due.
(b)	Excludes $1.9 billion, $2.5 billion, $2.9 billion, $3.1 billion and $3.7 billion at December 31, 2017, 2016, 2015, 2014 and 2013, respectively, of loans purchased from GNMA mortgage pools that are 90 days or more past due that continue to accrue interest, as their repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.
(c)	Foreclosed GNMA loans of $267 million, $373 million, $535 million, $641 million and $527 million at December 31, 2017, 2016, 2015, 2014 and 2013, respectively, continue to accrue interest and are recorded as other assets and excluded from nonperforming assets because they are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.
(d)	Includes equity investments in entities whose principal assets are other real estate owned.
(e)	Charge-offs exclude actions for certain card products and loan sales that were not classified as nonperforming at the time the charge-off occurred.

TABLE 17	Net Charge-offs as a Percent of Average Loans Outstanding

Year Ended December 31	2017	2016	2015	2014	2013
Commercial
Commercial	.27%	.35%	.26%	.26%	.19%
Lease financing	.31	.34	.27	.17	.06
Total commercial	.28	.35	.26	.26	.18
Commercial Real Estate
Commercial mortgages	.03	(.01)	.02	(.03)	.08
Construction and development	(.07)	(.08)	(.33)	(.05)	(.87)
Total commercial real estate	–	(.03)	(.07)	(.03)	(.09)
Residential Mortgages	.06	.11	.21	.38	.57
Credit Card	3.76	3.30	3.61	3.73	3.90
Other Retail
Retail leasing	.14	.09	.09	.03	.02
Home equity and second mortgages	(.03)	.01	.24	.61	1.33
Other	.75	.71	.65	.71	.81
Total other retail	.44	.42	.45	.60	.89
Total loans, excluding covered loans	.49	.48	.48	.57	.66
Covered Loans	–	–	–	.15	.32
Total loans	.48%	.47%	.47%	.55%	.64%

Analysis of Loan Net Charge-offs Total loan net charge-offs were $1.3 billion in 2017, compared with $1.3 billion in 2016 and $1.2 billion in 2015. The $61 million (4.8 percent) increase in total net charge-offs in 2017, compared with 2016, was primarily due to higher credit card and other retail loan net charge-offs, partially offset by lower net charge-offs related to residential mortgages and commercial loan recoveries. The ratio of total loan net charge-offs to average loans outstanding was 0.48 percent in 2017, compared with 0.47 percent in 2016 and 0.47 percent in 2015.

Commercial and commercial real estate loan net charge-offs for 2017 were $264 million (0.19 percent of average loans outstanding), compared with $312 million (0.23 percent of average loans outstanding) in 2016 and $191 million (0.15 percent of average loans outstanding) in 2015. The decrease in net charge-offs in 2017, compared with 2016, reflected higher commercial loan recoveries in 2017. The increase in net charge-offs in 2016, compared with 2015, reflected higher commercial loan net charge-offs and lower commercial real estate recoveries in 2016.

Residential mortgage loan net charge-offs for 2017 were $37 million (0.06 percent of average loans outstanding), compared with $60 million (0.11 percent of average loans outstanding) in 2016 and $109 million (0.21 percent of average loans outstanding) in 2015. Credit card loan net charge-offs in 2017 were $786 million (3.76 percent of average loans outstanding), compared with $676 million (3.30 percent of average loans outstanding) in 2016 and $651 million (3.61 percent of average loans outstanding) in 2015. Other retail loan net charge-offs for 2017 were $243 million (0.44 percent of average loans outstanding), compared with $221 million (0.42 percent of average loans outstanding) in 2016 and $221 million (0.45 percent of average loans outstanding) in 2015. The increase in total residential mortgage, credit card and other retail loan net charge-offs in 2017, compared with 2016, reflected higher credit card and other retail loan net charge-offs due to portfolio growth and maturity of vintages within the credit card portfolio, partially offset by lower residential mortgages net charge-offs due to continued improvement in economic conditions during 2017. The decrease in total residential mortgage, credit card and other retail loan net charge-offs in 2016, compared with 2015, reflected improvement in economic conditions during 2016.

Analysis and Determination of the Allowance for Credit Losses The allowance for credit losses reserves for probable and estimable losses incurred in the Company’s loan and lease portfolio, including unfunded credit commitments, and includes certain amounts that do not represent loss exposure to the Company because those losses are recoverable under loss sharing agreements with the FDIC. The allowance for credit losses is increased through provisions charged to earnings and reduced by net charge-offs. Management evaluates the adequacy of the allowance for incurred losses on a quarterly basis. The evaluation of each element and the overall allowance is based on a continuing assessment of problem loans, recent loss experience and other factors, including external factors such as regulatory guidance and economic conditions. Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments, which is included in other liabilities in the Consolidated Balance Sheet. Both the allowance for loan losses and the liability for unfunded credit commitments are included in the Company’s analysis of credit losses and reported reserve ratios.

At December 31, 2017, the allowance for credit losses was $4.4 billion (1.58 percent of period-end loans), compared with an allowance of $4.4 billion (1.59 percent of period-end loans) at

December 31, 2016. The ratio of the allowance for credit losses to nonperforming loans was 438 percent at December 31, 2017, compared with 318 percent at December 31, 2016. The ratio of the allowance for credit losses to annual loan net charge-offs at December 31, 2017, was 332 percent, compared with 343 percent at December 31, 2016, reflecting higher total net charge-offs during 2017. Management determined the allowance for credit losses was appropriate at December 31, 2017.

The allowance recorded for loans in the commercial lending segment is based on reviews of individual credit relationships and considers the migration analysis of commercial lending segment loans and actual loss experience. For each loan type, this historical loss experience is adjusted as necessary to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices or economic conditions. The results of the analysis are evaluated quarterly to confirm the selected loss experience is appropriate for each commercial loan type. The allowance recorded for impaired loans greater than $5 million in the commercial lending segment is based on an individual loan analysis utilizing expected cash flows discounted using the original effective interest rate, the observable market price of the loan, or the fair value of the collateral, less selling costs, for collateral-dependent loans, rather than the migration analysis. The allowance recorded for all other commercial lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, delinquency status, bankruptcy experience, portfolio growth and historical losses, adjusted for current trends. The allowance established for commercial lending segment loans was $2.2 billion at December 31, 2017, compared with $2.3 billion at December 31, 2016, reflecting improved credit quality in the energy portfolio.

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

When evaluating the appropriateness of the allowance for credit losses for any loans and lines in a junior lien position, the Company considers the delinquency and modification status of the first lien. At December 31, 2017, the Company serviced the first lien on 42 percent of the home equity loans and lines in a junior lien position. The Company also considers information received from its primary regulator on the status of the first liens that are serviced by other large servicers in the industry and the status of first lien mortgage accounts reported on customer credit bureau files. Regardless of whether or not the Company services the first lien, an assessment is made of economic conditions, problem loans, recent loss experience and other factors in determining the allowance for credit losses. Based on the available information, the Company estimated $289 million or 1.8 percent of its total home equity portfolio at December 31, 2017, represented non-delinquent junior liens where the first lien was delinquent or modified.

The Company uses historical loss experience on the loans and lines in a junior lien position where the first lien is serviced by the Company, or can be identified in credit bureau data, to establish loss estimates for junior lien loans and lines the Company services that are current, but the first lien is delinquent or modified. Historically, the number of junior lien defaults has been a small percentage of the total portfolio (approximately 1 percent annually), while the long-term average loss rate on loans that default has been approximately 90 percent. In addition, the Company obtains updated credit scores on its home equity portfolio each quarter, and in some cases more frequently, and uses this information to qualitatively supplement its loss estimation methods. Credit score distributions for the portfolio are monitored monthly and any changes in the distribution are one of the factors considered in assessing the Company’s loss estimates. In its evaluation of the allowance for credit losses, the Company also considers the increased risk of loss associated with home equity lines that are contractually scheduled to convert from a revolving status to a fully amortizing payment and with residential lines and loans that have a balloon payoff provision.

The allowance established for consumer lending segment loans was $2.2 billion at December 31, 2017, compared with $2.1 billion at December 31, 2016. The $122 million (5.9 percent) increase in the allowance for consumer lending segment loans at December 31, 2017, compared with December 31, 2016, reflected overall portfolio growth, along with the maturing of vintages within the credit card portfolio and exposures related to 2017 weather events, partially offset by continued improvement in housing market conditions.

The allowance for the covered loan segment is evaluated each quarter in a manner similar to that described for non-covered loans, and represents any decreases in expected cash flows on those loans after the acquisition date. The provision for credit losses for covered loans considers the indemnification provided by the FDIC. The allowance established for covered loans was $31 million at December 31, 2017, compared with $34 million at December 31, 2016, reflecting expected credit losses in excess of initial fair value adjustments.

TABLE 18	Summary of Allowance for Credit Losses

(Dollars in Millions)	2017	2016	2015	2014	2013
Balance at beginning of year	$4,357	$4,306	$4,375	$4,537	$4,733
Charge-Offs
Commercial
Commercial	387	388	289	278	212
Lease financing	27	29	25	27	34

Total commercial	414	417	314	305	246
Commercial real estate
Commercial mortgages	28	12	20	21	71
Construction and development	2	10	2	15	21

Total commercial real estate	30	22	22	36	92
Residential mortgages	65	85	135	216	297
Credit card	887	759	726	725	739
Other retail
Retail leasing	16	9	8	6	5
Home equity and second mortgages	31	40	73	121	237
Other	308	283	238	257	281

Total other retail	355	332	319	384	523
Covered loans(a)	–	–	–	13	37

Total charge-offs	1,751	1,615	1,516	1,679	1,934
Recoveries
Commercial
Commercial	140	81	84	92	95
Lease financing	10	11	11	18	31

Total commercial	150	92	95	110	126
Commercial real estate
Commercial mortgages	20	16	15	30	45
Construction and development	10	19	35	19	80

Total commercial real estate	30	35	50	49	125
Residential mortgages	28	25	26	21	25
Credit card	101	83	75	67	83
Other retail
Retail leasing	6	4	3	4	4
Home equity and second mortgages	36	39	35	26	26
Other	70	68	60	66	75

Total other retail	112	111	98	96	105
Covered loans(a)	–	–	–	2	5

Total recoveries	421	346	344	345	469
Net Charge-Offs
Commercial
Commercial	247	307	205	186	117
Lease financing	17	18	14	9	3

Total commercial	264	325	219	195	120
Commercial real estate
Commercial mortgages	8	(4)	5	(9)	26
Construction and development	(8)	(9)	(33)	(4)	(59)

Total commercial real estate	–	(13)	(28)	(13)	(33)
Residential mortgages	37	60	109	195	272
Credit card	786	676	651	658	656
Other retail
Retail leasing	10	5	5	2	1
Home equity and second mortgages	(5)	1	38	95	211
Other	238	215	178	191	206

Total other retail	243	221	221	288	418
Covered loans(a)	–	–	–	11	32

Total net charge-offs	1,330	1,269	1,172	1,334	1,465
Provision for credit losses	1,390	1,324	1,132	1,229	1,340
Other changes(b)	–	(4)	(29)	(57)	(71)

Balance at end of year	$4,417	$4,357	$4,306	$4,375	$4,537

Components
Allowance for loan losses	$3,925	$3,813	$3,863	$4,039	$4,250
Liability for unfunded credit commitments	492	544	443	336	287

Total allowance for credit losses	$4,417	$4,357	$4,306	$4,375	$4,537

Allowance for Credit Losses as a Percentage of
Period-end loans, excluding covered loans	1.58%	1.60%	1.67%	1.78%	1.94%
Nonperforming loans, excluding covered loans	438	317	360	297	297
Nonperforming and accruing loans 90 days or more past due, excluding covered loans	279	226	247	215	201
Nonperforming assets, excluding covered assets	374	275	288	245	242
Net charge-offs, excluding covered loans	330	341	364	326	306
Period-end loans	1.58%	1.59%	1.65%	1.77%	1.93%
Nonperforming loans	438	318	361	298	283
Nonperforming and accruing loans 90 days or more past due	256	204	213	181	163
Nonperforming assets	368	272	283	242	223
Net charge-offs	332	343	367	328	310
(a)	Relates to covered loan charge-offs and recoveries not reimbursable by the FDIC.
(b)	Includes net changes in credit losses to be reimbursed by the FDIC and reductions in the allowance for covered loans where the reversal of a previously recorded allowance was offset by an associated decrease in the indemnification asset, and the impact of any loan sales.

TABLE 19	Elements of the Allowance for Credit Losses

	Allowance Amount					Allowance as a Percent of Loans
At December 31 (Dollars in Millions)	2017	2016	2015	2014	2013	2017	2016	2015	2014	2013
Commercial
Commercial	$1,298	$1,376	$1,231	$1,094	$1,019	1.41%	1.56%	1.48%	1.46%	1.57%
Lease financing	74	74	56	52	56	1.32	1.36	1.06	.97	1.06
Total commercial	1,372	1,450	1,287	1,146	1,075	1.41	1.55	1.46	1.43	1.53

Commercial Real Estate
Commercial mortgages	295	282	285	479	532	1.00	.89	.90	1.44	1.65
Construction and development	536	530	439	247	244	4.83	4.61	4.24	2.62	3.17
Total commercial real estate	831	812	724	726	776	2.05	1.88	1.72	1.70	1.95
Residential Mortgages	449	510	631	787	875	.75	.89	1.18	1.52	1.71
Credit Card	1,056	934	883	880	884	4.76	4.29	4.20	4.75	4.91

Other Retail
Retail leasing	21	11	12	14	14	.26	.17	.23	.24	.24
Home equity and second mortgages	298	300	448	470	497	1.83	1.83	2.73	2.95	3.22
Other	359	306	283	287	270	1.09	.98	.96	1.04	1.03
Total other retail	678	617	743	771	781	1.18	1.15	1.45	1.57	1.64
Covered Loans	31	34	38	65	146	.99	.89	.83	1.23	1.73
Total allowance	$4,417	$4,357	$4,306	$4,375	$4,537	1.58%	1.59%	1.65%	1.77%	1.93%

In addition, the evaluation of the appropriate allowance for credit losses on purchased non-impaired loans acquired after January 1, 2009, in the various loan segments considers credit discounts recorded as a part of the initial determination of the fair value of the loans. For these loans, no allowance for credit losses is recorded at the purchase date. Credit discounts representing the principal losses expected over the life of the loans are a component of the initial fair value. Subsequent to the purchase date, the methods utilized to estimate the required allowance for credit losses for these loans is similar to originated loans; however, the Company records a provision for credit losses only when the required allowance, net of any expected reimbursement under any loss sharing agreements with the FDIC, exceeds any remaining credit discounts.

The evaluation of the appropriate allowance for credit losses for purchased impaired loans in the various loan segments considers the expected cash flows to be collected from the borrower. These loans are initially recorded at fair value and, therefore, no allowance for credit losses is recorded at the purchase date.

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

Included in the retail leasing portfolio was approximately $5.9 billion of retail leasing residuals at December 31, 2017, compared with $4.9 billion at December 31, 2016. The increase reflected overall growth in the retail leasing portfolio during 2017. The Company monitors concentrations of leases by manufacturer and vehicle “make and model.” As of December 31, 2017, vehicle lease residuals related to sport utility vehicles were 46.6 percent of the portfolio, while auto and truck classes represented approximately 25.2 percent and 18.0 percent of the portfolio, respectively. At year-end 2017, the largest vehicle type represented 14.1 percent of the aggregate residual value of the vehicles in the portfolio. This risk is generally mitigated by collateral, as well as residual value guarantees provided by the manufacturer in certain circumstances. At December 31, 2017, the weighted-average origination term of the portfolio was 40 months, unchanged from December 31, 2016. At December 31, 2017, the commercial leasing portfolio had $510 million of residuals, compared with $468 million at December 31, 2016. At year-end 2017, lease residuals related to business and office equipment represented 32.2 percent of the total residual portfolio, while trucks and other transportation equipment represented 29.1 percent and aircraft represented 11.3 percent.

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

In the past, the Company has experienced attack attempts on its computer systems, including various denial-of-service attacks on customer-facing websites. The Company has not experienced any material losses relating to these attempts, as a result of its controls, processes and systems to protect its networks, computers, software and data from attack, damage or unauthorized access. However, attack attempts on the Company’s computer systems are increasing and the Company continues to develop and enhance its controls and processes to protect against these attempts.

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

Interest Rate Risk Management In the banking industry, changes in interest rates are a significant risk that can impact earnings, market valuations and the safety and soundness of an entity. To manage the impact on net interest income and the market value of assets and liabilities, the Company manages its exposure to changes in interest rates through asset and liability management activities within guidelines established by its Asset Liability Committee (“ALCO”) and approved by the Board of Directors. The ALCO has the responsibility for approving and ensuring compliance with the ALCO management policies, including interest rate risk exposure. The Company uses net interest income simulation analysis and market value of equity modeling for measuring and analyzing consolidated interest rate risk. The Company has established policy limits within which it manages the overall interest rate risk profile, and at December 31, 2017 and 2016, the Company was within those limits.

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

The Company manages its interest rate risk position by holding assets with desired interest rate risk characteristics on its balance sheet, implementing certain pricing strategies for loans and deposits and selecting derivatives and various funding and investment portfolio strategies.

Table 20 summarizes the projected impact to net interest income over the next 12 months of various potential interest rate changes. The sensitivity of the projected impact to net interest income over the next 12 months is dependent on balance sheet growth, product mix, deposit behavior, pricing and funding decisions. While the Company utilizes assumptions based on historical information and expected behaviors, actual outcomes could vary significantly. For example, if deposit outflows are more limited (“stable”) than the assumptions the Company used in preparing Table 20, the projected impact to net interest income would increase to 1.78 percent in the “Up 50 basis point (“bps”)” and 3.95 percent in the “Up 200 bps” scenarios.

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

Management measures the impact of changes in market interest rates under a number of scenarios, including immediate and sustained parallel shifts, and flattening or steepening of the yield curve. A 200 bps increase would have resulted in a 3.1 percent decrease in the market value of equity at December 31, 2017, compared with a 1.9 percent decrease at December 31, 2016. A 200 bps decrease, where possible given current rates, would have resulted in a 8.0 percent decrease in the market value of equity at December 31, 2017, compared with an 8.1 percent decrease at December 31, 2016.

Use of Derivatives to Manage Interest Rate and Other Risks To manage the sensitivity of earnings and capital to interest rate, prepayment, credit, price and foreign currency fluctuations (asset and liability management positions), the Company enters into derivative transactions. The Company uses derivatives for asset and liability management purposes primarily in the following ways:

–	To convert fixed-rate debt from fixed-rate payments to floating-rate payments;

–	To convert the cash flows associated with floating-rate debt from floating-rate payments to fixed-rate payments;

–	To mitigate changes in value of the Company’s unfunded mortgage loan commitments, funded MLHFS and MSRs;

–	To mitigate remeasurement volatility of foreign currency denominated balances; and

–	To mitigate the volatility of the Company’s net investment in foreign operations driven by fluctuations in foreign currency exchange rates.

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

TABLE 20	Sensitivity of Net Interest Income

	December 31, 2017				December 31, 2016
	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual
Net interest income	(2.07)%	1.13%	*	1.72%	(2.82)%	1.52%	*	1.82%
*	Given the level of interest rates, downward rate scenario is not computed.

The Company does not designate all of the derivatives that it enters into for risk management purposes as accounting hedges because of the inefficiency of applying the accounting requirements and may instead elect fair value accounting for the related hedged items. In particular, the Company enters into interest rate swaps, swaptions, forward commitments to buy to-be-announced securities (“TBAs”), U.S. Treasury and Eurodollar futures and options on U.S. Treasury futures to mitigate fluctuations in the value of its MSRs, but does not designate those derivatives as accounting hedges. The estimated net sensitivity to changes in interest rates of the fair value of the MSRs and the related derivative instruments at December 31, 2017, to an immediate 25, 50 and 100 bps downward movement in interest rates would be a decrease of approximately $4 million, $15 million and $67 million, respectively. An immediate upward movement in interest rates at December 31, 2017, of 25, 50 and 100 bps would result in a decrease of approximately $1 million, $7 million and $34 million, in the fair value of the MSRs and related derivative instruments, respectively. Refer to Note 9 of the Notes to Consolidated Financial Statements for additional information regarding MSRs.

Additionally, the Company uses forward commitments to sell TBAs and other commitments to sell residential mortgage loans at specified prices to economically hedge the interest rate risk in its residential mortgage loan production activities. At December 31, 2017, the Company had $4.4 billion of forward commitments to sell, hedging $2.2 billion of MLHFS and $2.3 billion of unfunded mortgage loan commitments. The forward commitments to sell and the unfunded mortgage loan commitments on loans intended to be sold are considered derivatives under the accounting guidance related to accounting for derivative instruments and hedging activities. The Company has elected the fair value option for the MLHFS.

Derivatives are subject to credit risk associated with counterparties to the contracts. Credit risk associated with derivatives is measured by the Company based on the probability of counterparty default. The Company manages the credit risk of its derivative positions by diversifying its positions among various counterparties, by entering into master netting arrangements, and, where possible, by requiring collateral arrangements. The Company may also transfer counterparty credit risk related to interest rate swaps to third parties through the use of risk participation agreements. In addition, certain interest rate swaps, interest rate forwards and credit contracts are required to be centrally cleared through clearinghouses to further mitigate counterparty credit risk.

For additional information on derivatives and hedging activities, refer to Notes 19 and 20 in the Notes to Consolidated Financial Statements.

Market Risk Management In addition to interest rate risk, the Company is exposed to other forms of market risk, principally related to trading activities which support customers’ strategies to manage their own foreign currency, interest rate risk and funding activities. For purposes of its internal capital adequacy assessment process, the Company considers risk arising from its trading activities employing methodologies consistent with the requirements of regulatory rules for market risk. The Company’s Market Risk Committee (“MRC”), within the framework of the ALCO, oversees market risk management. The MRC monitors and reviews the Company’s trading positions and establishes policies for market risk management, including exposure limits for each portfolio. The Company uses a VaR approach to measure general market risk. Theoretically, VaR represents the statistical risk of loss the Company has to adverse market movements over a one-day time horizon. The Company uses the Historical Simulation method to calculate VaR for its trading businesses measured at the ninety-ninth percentile using a one-year look-back period for distributions derived from past market data. The market factors used in the calculations include those pertinent to market risks inherent in the underlying trading portfolios, principally those that affect the Company’s corporate bond trading business, foreign currency transaction business, client derivatives business, loan trading business and municipal securities business. On average, the Company expects the one-day VaR to be exceeded by actual losses two to three times per year for its trading businesses. The Company monitors the effectiveness of its risk programs by back-testing the performance of its VaR models, regularly updating the historical data used by the VaR models and stress testing. If the Company were to experience market losses in excess of the estimated VaR more often than expected, the VaR models and associated assumptions would be analyzed and adjusted.

The average, high, low and period-end one-day VaR amounts for the Company’s trading positions were as follows:

Year Ended December 31 (Dollars in Millions)	2017	2016
Average	$1	$1
High	2	2
Low	1	1
Period-end	1	1

The Company did not experience any actual trading losses for its combined trading businesses that exceeded VaR during 2017 and 2016. The Company stress tests its market risk measurements to provide management with perspectives on market events that may not be captured by its VaR models, including worst case historical market movement combinations that have not necessarily occurred on the same date.

The Company calculates Stressed VaR using the same underlying methodology and model as VaR, except that a historical continuous one-year look-back period is utilized that reflects a period of significant financial stress appropriate to the Company’s trading portfolio. The period selected by the Company includes the significant market volatility of the last four months of 2008.

The average, high, low and period-end one-day Stressed VaR amounts for the Company’s trading positions were as follows:

Year Ended December 31 (Dollars in Millions)	2017	2016
Average	$4	$4
High	6	7
Low	2	2
Period-end	4	5

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

The average, high and low VaR amounts for the residential MLHFS and related hedges and the MSRs and related hedges were as follows:

Year Ended December 31 (Dollars in Millions)	2017	2016
Residential Mortgage Loans Held For Sale and Related Hedges
Average	$–	$–
High	2	2
Low	–	–
Mortgage Servicing Rights and Related Hedges
Average	$7	$9
High	10	11
Low	6	4

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

The Company’s Board of Directors approves the Company’s liquidity policy. The Risk Management Committee of the Company’s Board of Directors oversees the Company’s liquidity risk management process and approves the contingency funding plan. The ALCO reviews the Company’s liquidity policy and limits, and regularly assesses the Company’s ability to meet funding requirements arising from adverse company-specific or market events.

The Company’s liquidity policy requires it to maintain diversified wholesale funding sources to avoid maturity, entity and market concentrations. The Company operates a Cayman Islands branch for issuing Eurodollar time deposits. In addition, the Company has relationships with dealers to issue national market retail and institutional savings certificates and short-term and medium-term notes. The Company also maintains a significant correspondent banking network and relationships. Accordingly, the Company has access to national federal funds, funding through repurchase agreements and sources of stable certificates of deposit and commercial paper.

The Company regularly projects its funding needs under various stress scenarios and maintains a contingency funding plan consistent with the Company’s access to diversified sources of contingent funding. The Company maintains a substantial level of total available liquidity in the form of on-balance sheet and off-balance sheet funding sources. These liquidity sources include cash at the Federal Reserve Bank and certain European central banks, unencumbered liquid assets, and capacity to borrow at the FHLB and the Federal Reserve Bank’s Discount Window. Unencumbered liquid assets in the Company’s available-for-sale and held-to-maturity investment portfolios provide asset liquidity through the Company’s ability to sell the securities or pledge and borrow against them. At December 31, 2017, the fair value of unencumbered available-for-sale and held-to-maturity investment securities totaled $100.3 billion, compared with $100.6 billion at December 31, 2016. Refer to Table 13 and “Balance Sheet Analysis” for further information on investment securities maturities and trends. Asset liquidity is further enhanced by the Company’s practice of pledging loans to access secured borrowing facilities through the FHLB and Federal Reserve Bank. At December 31, 2017, the Company could have borrowed an additional $87.7 billion from the FHLB and Federal Reserve Bank based on collateral available for additional borrowings.

TABLE 21	Debt Ratings

	Moody’s	Standard & Poor’s	Fitch	Dominion Bond Rating Service
U.S. Bancorp
Long-term issuer rating	A1	A+	AA-	AA
Short-term issuer rating		A-1	F1+	R-1 (middle)
Senior unsecured debt	A1	A+	AA-	AA
Subordinated debt	A1	A-	A+	AA (low)
Junior subordinated debt	A2	BBB		AA (low)
Preferred stock	A3	BBB	BBB	A
Commercial paper	P-1		F1+

U.S. Bank National Association
Long-term issuer rating	A1	AA-	AA-
Short-term issuer rating	P-1	A-1+	F1+	R-1 (high)
Long-term deposits	Aa1		AA	AA(high)
Short-term deposits	P-1		F1+
Senior unsecured debt	A1	AA-	AA-	AA(high)
Subordinated debt	A1	A	A+	AA
Commercial paper	P-1	A-1+	F1+
Counterparty risk assessment	Aa2(cr)/P-1(cr)

The Company’s diversified deposit base provides a sizeable source of relatively stable and low-cost funding, while reducing the Company’s reliance on the wholesale markets. Total deposits were $347.2 billion at December 31, 2017, compared with $334.6 billion at December 31, 2016. Refer to Table 14 and “Balance Sheet Analysis” for further information on the Company’s deposits.

Additional funding is provided by long-term debt and short-term borrowings. Long-term debt was $32.3 billion at December 31, 2017, and is an important funding source because of its multi-year borrowing structure. Refer to Note 13 of the Notes to Consolidated Financial Statements for information on the terms and maturities of the Company’s long-term debt issuances and “Balance Sheet Analysis” for discussion on long-term debt trends. Short-term borrowings were $16.7 billion at December 31, 2017, and supplement the Company’s other funding sources. Refer to Note 12 of the Notes to Consolidated Financial Statements and “Balance Sheet Analysis” for information on the terms and trends of the Company’s short-term borrowings.

The Company’s ability to raise negotiated funding at competitive prices is influenced by rating agencies’ views of the Company’s credit quality, liquidity, capital and earnings. Table 21 details the rating agencies’ most recent assessments.

In addition to assessing liquidity risk on a consolidated basis, the Company monitors the parent company’s liquidity. The parent company’s routine funding requirements consist primarily of operating expenses, dividends paid to shareholders, debt service, repurchases of common stock and funds used for acquisitions. The parent company obtains funding to meet its obligations from dividends collected from its subsidiaries and the issuance of debt and capital securities. The Company establishes limits for the minimal number of months into the future where the parent company can meet existing and forecasted obligations with cash and securities held that can be readily monetized. The

Company measures and manages this limit in both normal and adverse conditions. The Company maintains sufficient funding to meet expected capital and debt service obligations for 24 months without the support of dividends from subsidiaries and assuming access to the wholesale markets is maintained. The Company maintains sufficient liquidity to meet expected capital and debt service obligations for 12 months under adverse conditions without the support of dividends from subsidiaries or access to the wholesale markets. The parent company is currently well in excess of required liquidity minimums.

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

At December 31, 2017, parent company long-term debt outstanding was $15.8 billion, compared with $13.0 billion at December 31, 2016. The increase was primarily due to the issuance of $3.9 billion of medium-term notes, partially offset by $1.3 billion of medium-term note repayments. As of December 31, 2017, there was $1.5 billion of parent company debt scheduled to mature in 2018. Future debt maturities may be met through medium-term note and capital security issuances and dividends from subsidiaries, as well as from parent company cash and cash equivalents.

TABLE 22	Contractual Obligations

	Payments Due By Period
At December 31, 2017 (Dollars in Millions)	One Year or Less	Over One Through Three Years	Over Three Through Five Years	Over Five Years	Total
Contractual Obligations(a)
Long-term debt(b)	$2,572	$11,048	$6,289	$12,350	$32,259
Operating leases	277	460	344	563	1,644
Benefit obligations(c)	23	49	55	179	306
Time deposits	27,158	4,282	1,911	5	33,356
Contractual interest payments(d)	1,176	1,298	862	1,096	4,432
Equity investment commitments	2,000	721	26	57	2,804
Other(e)	366	35	15	115	531
Total	$33,572	$17,893	$9,502	$14,365	$75,332
(a)	Unrecognized tax positions of $287 million at December 31, 2017, are excluded as the Company cannot make a reasonably reliable estimate of the period of cash settlement with the respective taxing authority.
(b)	Includes obligations under capital leases.
(c)	Amounts only include obligations related to the unfunded non-qualified pension plans.
(d)	Includes accrued interest and future contractual interest obligations.
(e)	Primarily includes purchase obligations for goods and services covered by noncancellable contracts including cancellation fees.

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

The Company is subject to a regulatory Liquidity Coverage Ratio (“LCR”) requirement which requires banks to maintain an adequate level of unencumbered high quality liquid assets to meet estimated liquidity needs over a 30-day stressed period. At December 31, 2017, the Company was compliant with this requirement.

European Exposures The Company provides merchant processing and corporate trust services in Europe either directly or through banking affiliations in Europe. Operating cash for these businesses is deposited on a short-term basis typically with certain European central banks. For deposits placed at other European banks, exposure is mitigated by the Company placing deposits at multiple banks and managing the amounts on deposit at any bank based on institution-specific deposit limits. At December 31, 2017, the Company had an aggregate amount on deposit with European banks of approximately $10.7 billion, predominately with the Central Bank of Ireland and Bank of England.

In addition, the Company provides financing to domestic multinational corporations that generate revenue from customers in European countries, transacts with various European banks as counterparties to certain derivative-related activities, and through a subsidiary, manages money market funds that hold certain investments in European sovereign debt. Any deterioration in economic conditions in Europe is unlikely to have a significant effect on the Company related to these activities.

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

Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses. Many of the Company’s commitments to extend credit expire without being drawn and, therefore, total commitment amounts do not necessarily represent future liquidity requirements or the Company’s exposure to credit loss. Commitments to extend credit also include consumer credit lines that are cancelable upon notification to the consumer. Total contractual amounts of commitments to extend credit at December 31, 2017 were $305.2 billion. The Company also issues and confirms various types of letters of credit, including standby and commercial. Total contractual amounts of letters of credit at December 31, 2017 were $11.3 billion. For more information on the Company’s commitments to extend credit and letters of credit, refer to Note 22 in the Notes to Consolidated Financial Statements.

The Company’s off-balance sheet arrangements with unconsolidated entities primarily consist of private investment funds or partnerships that make equity investments, provide debt financing or support community-based investments in tax-advantaged projects. In addition to providing investment returns, these arrangements in many cases assist the Company in complying with requirements of the Community Reinvestment Act. The investments in these entities generate a return primarily through the realization of federal and state income tax credits and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. The entities in which the Company invests are generally considered variable interest entities (“VIEs”). The Company’s recorded net investment in these entities as of December 31, 2017 was approximately $2.9 billion.

The Company also has non-controlling financial investments in private funds and partnerships considered VIEs. The Company’s recorded investment in these entities was approximately $30 million at December 31, 2017, and the Company had unfunded commitments to invest an additional $21 million. For more information on the Company’s interests in unconsolidated VIEs, refer to Note 7 in the Notes to Consolidated Financial Statements.

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

On September 19, 2017, the Company announced its Board of Directors had approved a 7.1 percent increase in the Company’s dividend rate per common share, from $0.28 per quarter to $0.30 per quarter.

The Company repurchased approximately 50 million shares of its common stock in 2017, compared with approximately 61 million shares in 2016. The average price paid for the shares repurchased in 2017 was $52.89 per share, compared with $42.63 per share in 2016. As of December 31, 2017, the approximate dollar value of shares that may yet be purchased by the Company under the current share repurchase program approved by the Board of Directors was $1.3 billion. For a more complete analysis of activities impacting shareholders’ equity and capital management programs, refer to Note 14 of the Notes to Consolidated Financial Statements.

Total U.S. Bancorp shareholders’ equity was $49.0 billion at December 31, 2017, compared with $47.3 billion at December 31, 2016. The increase was primarily the result of corporate earnings, a preferred stock issuance and changes in unrealized gains and losses on available-for-sale investment securities included in other comprehensive income (loss). This increase was partially offset by common share repurchases, dividends and the redemption of $1.1 billion of preferred stock.

Beginning January 1, 2014, the regulatory capital requirements effective for the Company follow Basel III, subject to certain transition provisions from Basel I over the following four years to full implementation by January 1, 2018. Basel III includes two comprehensive methodologies for calculating risk-weighted assets: a general standardized approach and more risk-sensitive advanced approaches, with the Company’s capital adequacy being evaluated against the methodology that is most restrictive. Under Basel III, banking regulators define minimum capital requirements for banks and financial services holding companies. These requirements are expressed in the form of a minimum common equity tier 1 capital ratio, tier 1 capital ratio, total risk-based capital ratio, and tier 1 leverage ratio. The minimum required level for these ratios at December 31, 2017, was 5.75 percent, 7.25 percent, 9.25 percent, and 4.0 percent, respectively. The Company targets its regulatory capital levels, at both the bank and bank holding company level, to exceed the “well-capitalized” threshold for these ratios. At December 31, 2017, the minimum “well-capitalized” threshold for the common equity tier 1 capital ratio, tier 1 capital ratio, total risk-based capital ratio, and tier 1 leverage ratio was 6.5 percent, 8.0 percent, 10.0 percent and 5.0 percent, respectively. The most recent notification from the Office of the Comptroller of the Currency categorized the Company’s bank subsidiary as “well-capitalized” under the FDIC Improvement Act prompt corrective action provisions that are applicable to all banks. There are no conditions or events since that notification that management believes have changed the risk-based category of its covered subsidiary bank.

TABLE 23	Regulatory Capital Ratios

	U.S. Bancorp		U.S. Bank National Association
At December 31 (Dollars in Millions)	2017	2016	2017	2016
Basel III transitional standardized approach:
Common equity tier 1 capital	$34,369	$33,720	$37,586	$36,914
Tier 1 capital	39,806	39,421	37,701	37,114
Total risk-based capital	47,503	47,355	45,466	44,853
Risk-weighted assets	367,771	358,237	361,973	352,023
Common equity tier 1 capital as a percent of risk-weighted assets	9.3%	9.4%	10.4%	10.5%
Tier 1 capital as a percent of risk-weighted assets	10.8	11.0	10.4	10.5
Total risk-based capital as a percent of risk-weighted assets	12.9	13.2	12.6	12.7
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	8.9	9.0	8.6	8.6
Basel III transitional advanced approaches:
Common equity tier 1 capital	$34,369	$33,720	$37,586	$36,914
Tier 1 capital	39,806	39,421	37,701	37,114
Total risk-based capital	44,477	44,264	42,414	41,737
Risk-weighted assets	287,211	277,141	281,659	271,920
Common equity tier 1 capital as a percent of risk-weighted assets	12.0%	12.2%	13.3%	13.6%
Tier 1 capital as a percent of risk-weighted assets	13.9	14.2	13.4	13.6
Total risk-based capital as a percent of risk-weighted assets	15.5	16.0	15.1	15.3

Bank Regulatory Capital Requirements

	Minimum	Well- Capitalized
2017
Common equity tier 1 capital as a percent of risk-weighted assets	5.750%	6.500%
Tier 1 capital as a percent of risk-weighted assets	7.250	8.000
Total risk-based capital as a percent of risk-weighted assets	9.250	10.000
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	4.000	5.000
2016
Common equity tier 1 capital as a percent of risk-weighted assets	5.125%	6.500%
Tier 1 capital as a percent of risk-weighted assets	6.625	8.000
Total risk-based capital as a percent of risk-weighted assets	8.625	10.000
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	4.000	5.000

As an approved mortgage seller and servicer, U.S. Bank National Association, through its mortgage banking division, is required to maintain various levels of shareholder’s equity, as specified by various agencies, including the United States Department of Housing and Urban Development, Government National Mortgage Association, Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. At December 31, 2017, U.S. Bank National Association met these requirements.

Table 23 provides a summary of statutory regulatory capital ratios in effect for the Company at December 31, 2017 and 2016.

Effective January 1, 2018, the Company will be subject to a regulatory Supplementary Leverage Ratio (“SLR”) requirement for banks calculating capital adequacy using advanced approaches under Basel III. The SLR is defined as tier 1 capital divided by total leverage exposure, which includes both on- and off-balance sheet exposures. At December 31, 2017, the Company’s SLR exceeded the applicable minimum SLR requirement.

The Company believes certain capital ratios in addition to statutory regulatory capital ratios are useful in evaluating its capital adequacy. The Company’s tangible common equity, as a percent of tangible assets and as a percent of risk-weighted assets calculated under the transitional standardized approach, was 7.6 percent and 9.4 percent, respectively, at December 31, 2017, compared with 7.5 percent and 9.2 percent, respectively, at December 31, 2016. The Company’s common equity tier 1 capital to risk-weighted assets ratio using the Basel III standardized approach as if fully implemented was 9.1 percent at December 31, 2017 and 2016. The Company’s common equity tier 1 capital to risk-weighted assets ratio using the Basel III advanced approaches as if fully implemented was 11.6 percent at December 31, 2017, compared with 11.7 percent at December 31, 2016.

Fourth Quarter Summary

The Company reported net income attributable to U.S. Bancorp of $1.7 billion for the fourth quarter of 2017, or $0.97 per diluted common share, compared with $1.5 billion, or $0.82 per diluted common share, for the fourth quarter of 2016. Return on average assets and return on average common equity were 1.46 percent and 14.7 percent, respectively, for the fourth quarter of 2017, compared with 1.32 percent and 13.1 percent, respectively, for the fourth quarter of 2016. The results for the fourth quarter of 2017 included the $910 million benefit related to the estimated impact of tax reform on the Company’s tax related assets and liabilities, partially offset by the $608 million increase in reserves for regulatory and legal matters, as well as the $152 million, net of tax, of expenses related to the charitable contribution to the U.S. Bank Foundation and the special bonus awarded to certain eligible employees.

Total net revenue for the fourth quarter of 2017, was $203 million (3.7 percent) higher than the fourth quarter of 2016, reflecting a 6.4 percent increase in net interest income and a 0.4 percent increase in noninterest income. The increase in net interest income from the fourth quarter of 2016 was mainly a result of the impact of rising interest rates and loan growth. The noninterest income increase was principally due to higher payment services revenue, trust and investment management fees and deposit service charges, offset by a decrease in mortgage banking revenue and lower equity investment income.

TABLE 24	Fourth Quarter Results

	Three Months Ended December 31
(Dollars and Shares in Millions, Except Per Share Data)	2017	2016
Condensed Income Statement
Net interest income	$3,144	$2,955
Taxable-equivalent adjustment(a)	53	49
Net interest income (taxable-equivalent basis)(b)	3,197	3,004
Noninterest income	2,431	2,425
Securities gains (losses), net	10	6
Total net revenue	5,638	5,435
Noninterest expense	3,939	3,004
Provision for credit losses	335	342
Income before taxes	1,364	2,089
Income taxes and taxable-equivalent adjustment	(322)	598
Net income	1,686	1,491
Net (income) loss attributable to noncontrolling interests	(4)	(13)
Net income attributable to U.S. Bancorp	$1,682	$1,478
Net income applicable to U.S. Bancorp common shareholders	$1,611	$1,391

Per Common Share
Earnings per share	$.97	$.82
Diluted earnings per share	$.97	$.82
Dividends declared per share	$.30	$.28
Average common shares outstanding	1,659	1,700
Average diluted common shares outstanding	1,664	1,705

Financial Ratios
Return on average assets	1.46%	1.32%
Return on average common equity	14.7	13.1
Net interest margin (taxable-equivalent basis)(a)	3.08	2.98
Efficiency ratio(b)	70.0	55.3
(a)	Utilizes a tax rate of 35 percent, for the periods presented, for those assets and liabilities whose income or expense is not included for federal income tax purposes.
(b)	See Non-GAAP Financial Measures beginning on page 66.

Noninterest expense in the fourth quarter of 2017 was $935 million (31.1 percent) higher than the fourth quarter of 2016, reflecting business growth, incremental costs related to compliance programs and investments in the business. Compensation expense increased primarily due to the impact of hiring to support business growth and compliance programs, merit increases and higher variable compensation related to revenue growth. Marketing expense increased due to higher charitable contributions, while other expense was higher due to an increase in reserves related to regulatory and legal matters.

Fourth quarter 2017 net interest income, on a taxable-equivalent basis, was $3.2 billion, compared with $3.0 billion in the fourth quarter of 2016. The $193 million (6.4 percent) increase was principally driven by the impact of rising interest rates and loan growth. Average earning assets were $11.5 billion (2.9 percent) higher in the fourth quarter of 2017, compared with the fourth quarter of 2016, reflecting increases of $7.1 billion (2.6 percent) in average loans, $2.9 billion (2.6 percent) in average investment securities and $2.7 billion (19.4 percent) in average other earning assets. The net interest margin, on a taxable-equivalent basis, in the fourth quarter of 2017 was 3.08 percent, compared with 2.98 percent in the fourth quarter of 2016. The increase in net interest margin was primarily due to higher interest rates and changes in the loan portfolio mix, partially offset by higher funding costs and higher cash balances.

Noninterest income in the fourth quarter of 2017 was $2.4 billion, representing an increase of $10 million (0.4 percent) over the fourth quarter of 2016. The increase reflected higher payment services revenue, trust and investment management fees, and deposit service charges, partially offset by lower mortgage banking revenue and other noninterest income. Payment services revenue was higher due to an increase in corporate payments products revenue of $18 million (10.5 percent) and an increase in credit and debit card revenue of $17 million (5.4 percent), both driven by higher sales volumes. These increases were partially offset by a decrease in merchant processing services revenue of $4 million (1.0 percent) mainly due to the Company exiting certain joint ventures in the second quarter of 2017. Trust and investment management fees increased $26 million (7.1 percent) in the fourth quarter of 2017, compared with the same period of the prior year, principally due to favorable market conditions, and net asset and account growth. Deposit service charges increased $12 million (6.5 percent) primarily due to higher transaction volumes and account growth. Mortgage banking revenue decreased $38 million (15.8 percent) primarily due to lower origination and sales volumes from home refinancing activities which were higher in the fourth quarter of 2016 and lower margins on mortgage loan sales. Other income decreased $37 million (14.7 percent) primarily due to lower equity investment income in the fourth quarter of 2017.

Noninterest expense in the fourth quarter of 2017 was $3.9 billion, compared with $3.0 billion in the same period of 2016, representing an increase of $935 million (31.1 percent). The increase was primarily due to higher compensation, marketing and other expenses, partially offset by lower professional services expense. Compensation expense increased $142 million (10.5 percent) over the same period of the prior year, principally due to the impact of hiring to support business growth and compliance programs, merit increases, higher variable compensation related to business production and a special bonus awarded to eligible employees. Employee benefits expense was higher $43 million (16.5 percent), primarily driven by increased medical costs. Marketing and business development expense increased $144 million primarily due to a charitable contribution to the U.S. Bank Foundation in the fourth quarter of 2017. Other expense increased $617 million primarily due to the impact of the increase in reserves related to legal and regulatory matters recorded in the fourth quarter of 2017. Professional services expense decreased $42 million (26.9 percent) in the fourth quarter of 2017, compared with the same period of the prior year, primarily due to fewer consulting services as compliance programs near maturity.

The provision for credit losses for the fourth quarter of 2017 was $335 million, a decrease of $7 million (2.0 percent) from the same period of 2016. The provision for credit losses was $10 million higher than net charge-offs in the fourth quarter of 2017 and $20 million higher than net charge-offs in the fourth quarter of 2016. The increase in the allowance for credit losses during the fourth quarter of 2017 reflected loan portfolio growth, partially offset by improvements in the energy and residential mortgage portfolios. Net charge-offs were $325 million in the fourth quarter of 2017, compared with $322 million in the fourth quarter of 2016. The net charge-off ratio was 0.46 percent in the fourth quarter of 2017, compared with 0.47 percent in the fourth quarter of 2016.

The provision for income taxes for the fourth quarter of 2017 reflected the estimated $910 million net tax benefit of the Company revaluing its deferred tax assets and liabilities due to the enactment of federal tax reform legislation, resulting in an effective tax benefit rate of 28.6 percent for the period. This compares with an effective tax expense rate of 26.9 percent for the fourth quarter of 2016.

Line of Business Financial Review

The Company’s major lines of business are Corporate and Commercial Banking, Consumer and Business Banking, Wealth Management and Investment Services, Payment Services, and Treasury and Corporate Support. These operating segments are components of the Company about which financial information is prepared and is evaluated regularly by management in deciding how to allocate resources and assess performance.

Basis for Financial Presentation Business line results are derived from the Company’s business unit profitability reporting systems by specifically attributing managed balance sheet assets, deposits and other liabilities and their related income or expense. The allowance for credit losses and related provision expense are allocated to the lines of business based on the related loan balances managed. Goodwill and other intangible assets are assigned to the lines of business based on the mix of business of an entity acquired by the Company. Within the Company, capital levels are evaluated and managed centrally; however, capital is allocated to the operating segments to support evaluation of business performance. Business lines are allocated capital on a risk-adjusted basis considering economic and regulatory capital requirements. Generally, the determination of the amount of capital allocated to each business line includes credit and operational capital allocations following a Basel III regulatory framework. Interest income and expense is determined based on the assets and liabilities managed by the business line. Because funding and asset liability management is a central function, funds transfer-pricing methodologies are utilized to allocate a cost of funds used or credit for funds provided to all business line assets and liabilities, respectively, using a matched funding concept. Also, each business unit is allocated the taxable-equivalent benefit of tax-exempt products. The residual effect on net interest income of asset/liability management activities is included in Treasury and Corporate Support. Noninterest income and expenses directly managed by each business line, including fees, service charges, salaries and benefits, and other direct revenues and costs are accounted for within each segment’s financial results in a manner similar to the consolidated financial statements. Occupancy costs are allocated based on utilization of facilities by the lines of business. Generally, operating losses are charged to the line of business when the loss event is realized in a manner similar to a loan charge-off. Noninterest expenses incurred by centrally managed operations or business lines that directly support another business line’s operations are charged to the applicable business line based on its utilization of those services, primarily measured by the volume of customer activities, number of employees or other relevant factors. These allocated expenses are reported as net shared services expense within noninterest expense. Certain activities that do not directly support the operations of the lines of business or for which the lines of business are not considered financially accountable in evaluating their performance are not charged to the lines of business. The income or expenses associated with these corporate activities is reported within the Treasury and Corporate Support line of business. Income taxes are assessed to each line of business at a standard tax rate with the residual tax expense or benefit to arrive at the consolidated effective tax rate included in Treasury and Corporate Support.

Designations, assignments and allocations change from time to time as management systems are enhanced, methods of evaluating performance or product lines change or business segments are realigned to better respond to the Company’s diverse customer base. During 2017, certain organization and methodology changes were made and, accordingly, 2016 results were restated and presented on a comparable basis.

Corporate and Commercial Banking Corporate and Commercial Banking offers lending, equipment finance and small-ticket leasing, depository services, treasury management, capital markets services, international trade services and other financial services to middle market, large corporate, commercial real estate, financial institution, non-profit and public sector clients. Corporate and Commercial Banking contributed $1.1 billion of the Company’s net income in 2017, or an increase of $277 million (32.7 percent), compared with 2016.

Net revenue increased $182 million (5.8 percent) in 2017, compared with 2016. Net interest income, on a taxable-equivalent basis, increased $184 million (8.2 percent) in 2017, compared with 2016, primarily due to the impact of rising rates on the margin benefit from deposits and growth in average loan and deposit balances, partially offset by lower rates on loans, reflecting a competitive marketplace.

Noninterest expense increased $126 million (8.7 percent) in 2017, compared with 2016, reflecting an increase in variable costs allocated to manage the business, higher compensation expense and the impact of the FDIC insurance surcharge on deposit balances. The increase in compensation expense reflected the impact of increased staffing, merit increases and higher variable compensation. The provision for credit losses decreased $379 million in 2017, compared with 2016, primarily due to a favorable change in the reserve allocation and the continued stabilization in credit quality in the energy portfolio.

Consumer and Business Banking Consumer and Business Banking delivers products and services through banking offices, telephone servicing and sales, on-line services, direct mail, ATM processing and mobile devices. It encompasses community banking, metropolitan banking and indirect lending, as well as mortgage banking. Consumer and Business Banking contributed $1.3 billion of the Company’s net income in 2017, or a decrease of $21 million (1.6 percent), compared with 2016.

Net revenue increased $284 million (3.9 percent) in 2017, compared with 2016. Net interest income, on a taxable-equivalent basis, increased $365 million (7.7 percent) in 2017, compared with 2016, primarily due to the impact of rising rates on the margin benefit from deposits along with growth in average loan and deposit balances, partially offset by lower spread on loans. Noninterest income decreased $81 million (3.2 percent) in 2017, compared with 2016, principally driven by lower mortgage banking revenue due to lower origination and sales volumes from home refinancing activities and lower margins on mortgage loan sales. Partially offsetting the impact of lower mortgage banking revenue was growth in retail leasing revenue due to stronger end-of-term gains on auto leases and higher ATM processing services and treasury management fees.

Noninterest expense increased $57 million (1.1 percent) in 2017, compared with 2016, principally due to higher compensation and employee benefits expenses, higher net shared services expense, and the impact of the FDIC insurance surcharge on deposit balances, partially offset by lower mortgage related costs and professional services expense. The provision for credit losses increased $261 million in 2017, compared with 2016, primarily due to growth in other retail loans, exposures as a result of 2017 weather events, and higher releases of reserves related to residential mortgages in the prior year as a result of improvements in the portfolio.

Wealth Management and Investment Services Wealth Management and Investment Services provides private banking, financial advisory services, investment management, retail brokerage services, insurance, trust, custody and fund servicing through five businesses: Wealth Management, Corporate Trust Services, U.S. Bancorp Asset Management, Institutional Trust & Custody and Fund Services. Wealth Management and Investment Services contributed $498 million of the Company’s net income in 2017, or an increase of $119 million (31.4 percent), compared with 2016.

Net revenue increased $283 million (13.3 percent) in 2017, compared with 2016. Net interest income, on a taxable-equivalent basis, increased $226 million (42.1 percent) in 2017, compared with 2016, principally due to the impact of rising rates on the margin benefit from deposits along with higher average loan and deposit balances. Noninterest income increased $57 million (3.6 percent) in 2017, compared with 2016, reflecting favorable market conditions and net asset and account growth.

Noninterest expense increased $93 million (6.1 percent) in 2017, compared with 2016, primarily the result of higher compensation expense, reflecting the impact of higher staffing and merit increases, higher net shared services expense, and higher FDIC insurance surcharges.

Payment Services Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate, government and purchasing card services, consumer lines of credit and merchant processing. Payment Services contributed $1.2 billion of the Company’s net income in 2017, or a decrease of $135 million (10.3 percent), compared with 2016.

Net revenue increased $133 million (2.3 percent) in 2017, compared with 2016. Net interest income, on a taxable-equivalent basis, increased $82 million (3.8 percent) in 2017, compared with 2016, primarily due to higher average loan volumes and rising interest rates, in addition to growth in loan fees. Noninterest income increased $51 million (1.4 percent) in 2017, compared with 2016, primarily due to higher credit and debit card revenue and corporate payment products revenue, both driven by higher sales. These increases were partially offset by the impact of a gain on the sale of an equity investment during 2016.

Noninterest expense increased $162 million (6.0 percent) in 2017, compared with 2016, principally due to higher net shared services expense, driven by implementation costs of capital investments to support business growth, and higher compensation and employee benefits expenses, reflecting higher staffing to support business investment and compliance programs, and merit increases. The provision for credit losses increased $213 million (24.5 percent) in 2017, compared with 2016, due to an unfavorable change in the reserve allocation due to portfolio growth and higher loss rates, as well as higher net charge-offs.

Treasury and Corporate Support Treasury and Corporate Support includes the Company’s investment portfolios, funding, capital management, interest rate risk management, income taxes not allocated to the business lines, including most investments in tax-advantaged projects, and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis. Treasury and Corporate Support recorded net income of $2.1 billion in 2017, compared with $2.0 billion in 2016.

Net revenue decreased $133 million (4.3 percent) in 2017, compared with 2016. Net interest income, on a taxable-equivalent basis, decreased $142 million (6.9 percent) in 2017, compared with 2016, principally due to the impact of rising rates on the margin benefits on deposits credited to the business lines, partially offset by growth in the investment portfolio. Total noninterest income increased $9 million (0.9 percent) in 2017, compared with 2016, primarily due to higher gains on sales of investment securities, partially offset by lower income from equity investments.

Noninterest expense increased $831 million (93.7 percent) in 2017, compared with 2016, principally due to the impact of the increase in reserves related to legal and regulatory matters recorded during 2017, higher charitable contributions to the U.S. Bank Foundation and the 2017 special bonus awarded to certain eligible employees. The provision for credit losses was $32 million lower in 2017, compared with prior year, primarily due to lower net charge-offs.

Income taxes are assessed to each line of business at a managerial tax rate of 36.4 percent with the residual tax expense or benefit to arrive at the consolidated effective tax rate included in Treasury and Corporate Support. Income tax expense decreased $1.0 billion in 2017, compared with 2016, primarily due to the impact of 2017 tax reform on the Company’s tax related assets and liabilities.

TABLE 25	Line of Business Financial Performance

	Corporate and Commercial Banking			Consumer and Business Banking
Year Ended December 31 (Dollars in Millions)	2017	2016	Percent Change	2017	2016	Percent Change
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$2,425	$2,241	8.2%	$5,117	$4,752	7.7%
Noninterest income	900	897	.3	2,445	2,526	(3.2)
Securities gains (losses), net	(3)	2	*	–	–	–
Total net revenue	3,322	3,140	5.8	7,562	7,278	3.9
Noninterest expense	1,566	1,440	8.8	5,117	5,058	1.2
Other intangibles	4	4	–	30	32	(6.3)
Total noninterest expense	1,570	1,444	8.7	5,147	5,090	1.1
Income before provision and income taxes	1,752	1,696	3.3	2,415	2,188	10.4
Provision for credit losses	(14)	365	*	354	93	*
Income before income taxes	1,766	1,331	32.7	2,061	2,095	(1.6)
Income taxes and taxable-equivalent adjustment	643	485	32.6	750	763	(1.7)
Net income	1,123	846	32.7	1,311	1,332	(1.6)
Net (income) loss attributable to noncontrolling interests	–	–	–	–	–	–
Net income attributable to U.S. Bancorp	$1,123	$846	32.7	$1,311	$1,332	(1.6)
Average Balance Sheet
Commercial	$73,538	$70,856	3.8%	$10,163	$10,352	(1.8)%
Commercial real estate	20,456	21,183	(3.4)	18,437	18,231	1.1
Residential mortgages	6	8	(25.0)	55,960	53,402	4.8
Credit card	–	–	–	–	–	–
Other retail	–	2	*	53,296	50,247	6.1
Total loans, excluding covered loans	94,000	92,049	2.1	137,856	132,232	4.3
Covered loans	–	–	–	3,445	4,196	(17.9)
Total loans	94,000	92,049	2.1	141,301	136,428	3.6
Goodwill	1,647	1,647	–	3,681	3,682	–
Other intangible assets	13	17	(23.5)	2,739	2,422	13.1
Assets	102,586	100,570	2.0	155,835	151,759	2.7
Noninterest-bearing deposits	36,001	36,912	(2.5)	27,983	27,516	1.7
Interest checking	9,950	8,616	15.5	47,332	43,593	8.6
Savings products	45,773	42,300	8.2	60,632	57,442	5.6
Time deposits	16,136	13,077	23.4	12,903	14,274	(9.6)
Total deposits	107,860	100,905	6.9	148,850	142,825	4.2
Total U.S. Bancorp shareholders’ equity	9,872	8,996	9.7	11,468	11,192	2.5
*	Not meaningful

Wealth Management and Investment Services			Payment Services			Treasury and Corporate Support			Consolidated Company
2017	2016	Percent Change	2017	2016	Percent Change	2017	2016	Percent Change	2017	2016	Percent Change

$763	$537	42.1%	$2,223	$2,141	3.8%	$1,918	$2,060	(6.9)%	$12,446	$11,731	6.1%
1,646	1,589	3.6	3,613	3,562	1.4	950	981	(3.2)	9,554	9,555	–
–	–	–	–	–	–	60	20	*	57	22	*
2,409	2,126	13.3	5,836	5,703	2.3	2,928	3,061	(4.3)	22,057	21,308	3.5
1,608	1,511	6.4	2,761	2,601	6.2	1,718	887	93.7	12,770	11,497	11.1
20	24	(16.7)	121	119	1.7	–	–	–	175	179	(2.2)
1,628	1,535	6.1	2,882	2,720	6.0	1,718	887	93.7	12,945	11,676	10.9
781	591	32.1	2,954	2,983	(1.0)	1,210	2,174	(44.3)	9,112	9,632	(5.4)
(1)	(4)	75.0	1,082	869	24.5	(31)	1	*	1,390	1,324	5.0
782	595	31.4	1,872	2,114	(11.4)	1,241	2,173	(42.9)	7,722	8,308	(7.1)
284	216	31.5	682	770	(11.4)	(890)	130	*	1,469	2,364	(37.9)
498	379	31.4	1,190	1,344	(11.5)	2,131	2,043	4.3	6,253	5,944	5.2
–	–	–	(13)	(32)	59.4	(22)	(24)	8.3	(35)	(56)	37.5
$498	$379	31.4	$1,177	$1,312	(10.3)	$2,109	$2,019	4.5	$6,218	$5,888	5.6

$3,434	$2,916	17.8%	$8,082	$7,535	7.3%	$687	$384	78.9%	$95,904	$92,043	4.2%
508	523	(2.9)	–	–	–	2,676	3,103	(13.8)	42,077	43,040	(2.2)
2,818	2,272	24.0	–	–	–	–	–	–	58,784	55,682	5.6
–	–	–	20,906	20,490	2.0	–	–	–	20,906	20,490	2.0
1,660	1,557	6.6	460	524	(12.2)	–	–	–	55,416	52,330	5.9
8,420	7,268	15.9	29,448	28,549	3.1	3,363	3,487	(3.6)	273,087	263,585	3.6
–	–	–	–	–	–	5	30	(83.3)	3,450	4,226	(18.4)
8,420	7,268	15.9	29,448	28,549	3.1	3,368	3,517	(4.2)	276,537	267,811	3.3
1,568	1,567	.1	2,465	2,463	.1	–	–	–	9,361	9,359	–
81	101	(19.8)	401	493	(18.7)	–	–	–	3,234	3,033	6.6
11,588	10,358	11.9	35,020	34,389	1.8	143,553	136,237	5.4	448,582	433,313	3.5
14,819	13,716	8.0	1,037	951	9.0	2,093	2,081	.6	81,933	81,176	.9
10,628	9,477	12.1	–	–	–	43	40	7.5	67,953	61,726	10.1
42,905	36,570	17.3	102	97	5.2	457	491	(6.9)	149,869	136,900	9.5
4,003	3,876	3.3	–	–	–	717	1,781	(59.7)	33,759	33,008	2.3
72,355	63,639	13.7	1,139	1,048	8.7	3,310	4,393	(24.7)	333,514	312,810	6.6
2,373	2,382	(.4)	6,269	6,389	(1.9)	18,484	18,380	.6	48,466	47,339	2.4

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

These capital measures are viewed by management as useful additional methods of reflecting the level of capital available to withstand unexpected negative market or economic conditions. Additionally, presentation of these measures allows investors, analysts and banking regulators to assess the Company’s capital position relative to other financial services companies. These measures differ from currently effective capital ratios defined by banking regulations principally in that the numerator of the currently effective ratios, which are subject to certain transitional provisions, temporarily excludes a portion of unrealized gains and losses related to available-for-sale securities and retirement plan obligations, and includes a portion of capital related to intangible assets, other than MSRs. These capital measures are not defined in GAAP, or are not currently effective or defined in federal banking regulations. As a result, these capital measures disclosed by the Company may be considered non-GAAP financial measures.

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

The following table shows the Company’s calculation of these Non-GAAP financial measures:

At December 31 (Dollars in Millions)	2017	2016	2015	2014	2013
Total equity	$49,666	$47,933	$46,817	$44,168	$41,807
Preferred stock	(5,419)	(5,501)	(5,501)	(4,756)	(4,756)
Noncontrolling interests	(626)	(635)	(686)	(689)	(694)
Goodwill (net of deferred tax liability)(1)	(8,613)	(8,203)	(8,295)	(8,403)	(8,343)
Intangible assets, other than mortgage servicing rights	(583)	(712)	(838)	(824)	(849)

Tangible common equity(a)	34,425	32,882	31,497	29,496	27,165
Tangible common equity (as calculated above)	34,425	32,882	31,497	29,496	27,165
Adjustments(2)	(550)	(55)	67	172	224

Common equity tier 1 capital estimated for the Basel III fully implemented standardized and advanced approaches(b)	33,875	32,827	31,564	29,668	27,389
Tier 1 capital, determined in accordance with prescribed regulatory requirements using Basel I definition					33,386
Preferred stock					(4,756)
Noncontrolling interests, less preferred stock not eligible for Tier 1 capital					(688)

Tier 1 common equity using Basel 1 definition(c)					27,942
Total assets	462,040	445,964	421,853	402,529	364,021
Goodwill (net of deferred tax liability)(1)	(8,613)	(8,203)	(8,295)	(8,403)	(8,343)
Intangible assets, other than mortgage servicing rights	(583)	(712)	(838)	(824)	(849)

Tangible assets(d)	452,844	437,049	412,720	393,302	354,829
Risk-weighted assets, determined in accordance with prescribed transitional standardized approach regulatory requirements(3)(e)	367,771	358,237	341,360	317,398	297,919
Adjustments(4)	4,473	4,027	3,892	11,110	13,712

Risk-weighted assets estimated for the Basel III fully implemented standardized approach(f)	372,244	362,264	345,252	328,508	311,631
Risk-weighted assets, determined in accordance with prescribed transitional advanced approaches regulatory requirements	287,211	277,141	261,668	248,596
Adjustments(5)	4,769	4,295	4,099	3,270

Risk-weighted assets estimated for the Basel III fully implemented advanced approaches(g)	291,980	281,436	265,767	251,866

Ratios
Tangible common equity to tangible assets(a)/(d)	7.6%	7.5%	7.6%	7.5%	7.7%
Tangible common equity to risk-weighted assets(a)/(e)	9.4	9.2	9.2	9.3	9.1
Tier 1 common equity to risk-weighted assets using Basel I definition(c)/(e)					9.4
Common equity tier 1 capital to risk-weighted assets estimated for the Basel III fully implemented standardized approach(b)/(f)	9.1	9.1	9.1	9.0	8.8
Common equity tier 1 capital to risk-weighted assets estimated for the Basel III fully implemented advanced approaches(b)/(g)	11.6	11.7	11.9	11.8

	Three Months Ended December 31		Year Ended December 31
	2017	2016	2017	2016	2015	2014	2013

Net interest income	$3,144	$2,955	$12,241	$11,528	$11,001	$10,775	$10,604
Taxable-equivalent adjustment(6)	53	49	205	203	213	222	224
Net interest income, on a taxable-equivalent basis	3,197	3,004	12,446	11,731	11,214	10,997	10,828
Net interest income, on a taxable-equivalent basis (as calculated above)	3,197	3,004	12,446	11,731	11,214	10,997	10,828
Noninterest income	2,441	2,431	9,611	9,577	9,092	9,164	8,774
Less: Securities gains (losses), net	10	6	57	22	–	3	9
Total net revenue, excluding net securities gains (losses)(h)	5,628	5,429	22,000	21,286	20,306	20,158	19,593
Noninterest expense(i)	3,939	3,004	12,945	11,676	10,931	10,715	10,274
Efficiency ratio(i)/(h)	70.0%	55.3%	58.8%	54.9%	53.8%	53.2%	52.4%
(1)	Includes goodwill related to certain investments in unconsolidated financial institutions per prescribed regulatory requirements beginning March 31, 2014.
(2)	Includes net (gains) losses on cash flow hedges included in accumulated other comprehensive income (loss) and other adjustments.
(3)	December 31, 2017, 2016, 2015 and 2014, calculated under the Basel III transitional standardized approach; December 31, 2013 calculated under Basel I.
(4)	Includes higher risk-weighting for unfunded loan commitments, investment securities, residential mortgages, MSRs and other adjustments.
(5)	Primarily reflects higher risk-weighting for MSRs.
(6)	Utilizes a tax rate of 35 percent, for the periods presented, for those assets and liabilities whose income or expense is not included for federal income tax purposes.

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

Management’s evaluation of the appropriate allowance for credit losses is often the most critical of all the accounting estimates for a banking institution. It is an inherently subjective process impacted by many factors as discussed throughout the Management’s Discussion and Analysis section of the Annual Report. Although methodologies utilized to determine each element of the allowance reflect management’s assessment of credit risk as identified through assessments completed of individual credits and of homogenous pools affected by material credit events, degrees of imprecision exist in these measurement tools due in part to subjective judgments involved and an inherent lag in current conditions and events that affect credit loss reserve estimates. As discussed in the “Analysis and Determination of Allowance for Credit Losses” section, management considers the effect of changes in economic conditions, risk management practices, and other factors that contribute to imprecision of loss estimates in determining the allowance for credit losses. If not considered, incurred losses in the credit portfolio related to imprecision and other subjective factors could have a dramatic adverse impact on the liquidity and financial viability of a banking institution.

Given the many subjective factors affecting the credit portfolio, changes in the allowance for credit losses may not directly coincide with changes in the risk ratings of the credit portfolio reflected in the risk rating process. This is in part due to the timing of the risk rating process in relation to changes in the business cycle, the exposure and mix of loans within risk rating categories, levels of nonperforming loans and the timing of charge-offs and recoveries. For example, the amount of loans within specific risk ratings may change, providing a leading indicator of changing credit quality, while nonperforming loans and net charge-offs may be slower to reflect changes. Also, inherent loss rates applicable to risk rated loans, determined through migration analysis and historical loss performance over the estimated business cycle, may not change to the same degree as net charge-offs. Because risk ratings and inherent loss ratios primarily drive the allowance specifically allocated to commercial lending segment loans, the degree of change in the commercial lending allowance may differ from the level of changes in nonperforming loans and net charge-offs. Also, management would maintain an appropriate allowance for credit losses by updating aggregate allowance rates to reflect changes in economic uncertainty or business cycle conditions.

Some factors considered in determining the appropriate allowance for credit losses are quantifiable while other factors require qualitative judgment. Management conducts an analysis with respect to the accuracy of risk ratings and the volatility of inherent losses, and utilizes this analysis along with qualitative factors that can affect the precision of credit loss estimates, including economic conditions, such as changes in unemployment or bankruptcy rates, and concentration risks, such as risks associated with specific industries, collateral valuations, and loans to highly leveraged enterprises, in determining the overall level of the allowance for credit losses. The Company’s determination of the allowance for commercial lending segment loans is sensitive to the assigned credit risk ratings and inherent loss rates at December 31, 2017. In the event that 10 percent of period ending loan balances (including unfunded commitments) within each risk category of this segment of the loan portfolio experienced downgrades of two risk categories, the allowance for credit losses would increase by approximately $234 million at December 31, 2017. The Company believes the allowance for credit losses appropriately considers the imprecision in estimating credit losses based on credit risk ratings and inherent loss rates but actual losses may differ from those estimates. In the event that inherent loss or estimated loss rates for commercial lending segment loans increased by 10 percent, the allowance for credit losses would increase by approximately $170 million at December 31, 2017. The Company’s determination of the allowance for consumer lending segment loans is sensitive to changes in estimated loss rates and estimated impairments on restructured loans. In the event that estimated losses for this segment of the loan portfolio increased by 10 percent, the allowance for credit losses would increase by approximately $174 million at December 31, 2017. Because several quantitative and qualitative factors are considered in determining the allowance for credit losses, these sensitivity analyses do not necessarily reflect the nature and extent of future changes in the allowance for credit losses. They are intended to provide insights into the impact of adverse changes in risk rating and inherent losses and do not imply any expectation of future deterioration in the risk rating or loss rates. Given current processes employed by the Company, management believes the risk ratings and inherent loss rates currently assigned are appropriate. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions that could be significant to the Company’s financial statements. Refer to the “Analysis and Determination of the Allowance for Credit Losses” section for further information.

Fair Value Estimates A portion of the Company’s assets and liabilities are carried at fair value on the Consolidated Balance Sheet, with changes in fair value recorded either through earnings or other comprehensive income (loss) in accordance with applicable accounting principles generally accepted in the United States. These include all of the Company’s available-for-sale investment securities, derivatives and other trading instruments, MSRs and MLHFS. The estimation of fair value also affects other loans held for sale, which are recorded at the lower-of-cost-or-fair value. The determination of fair value is important for certain other assets that are periodically evaluated for impairment using fair value estimates, including goodwill and other intangible assets, impaired loans, OREO and other repossessed assets.

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

When available, trading and available-for-sale securities are valued based on quoted market prices. However, certain securities are traded less actively and, therefore, quoted market prices may not be available. The determination of fair value may require benchmarking to similar instruments or performing a discounted cash flow analysis using estimates of future cash flows and prepayment, interest and default rates. For more information on investment securities, refer to Note 4 of the Notes to Consolidated Financial Statements.

As few derivative contracts are listed on an exchange, the majority of the Company’s derivative positions are valued using valuation techniques that use readily observable market inputs. Certain derivatives, however, must be valued using techniques that include unobservable inputs. For these instruments, the significant assumptions must be estimated and, therefore, are subject to judgment. Note 19 of the Notes to Consolidated Financial Statements provides a summary of the Company’s derivative positions.

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

Mortgage Servicing Rights MSRs are capitalized as separate assets when loans are sold and servicing is retained, or may be purchased from others. The Company records MSRs at fair value. Because MSRs do not trade in an active market with readily observable prices, the Company determines the fair value by estimating the present value of the asset’s future cash flows utilizing market-based prepayment rates, option adjusted spread, and other assumptions validated through comparison to trade information, industry surveys and independent third party valuations. Changes in the fair value of MSRs are recorded in earnings during the period in which they occur. Risks inherent in the valuation of MSRs include higher than expected prepayment rates and/or delayed receipt of cash flows. The Company utilizes derivatives, including interest rate swaps, swaptions, forward commitments to buy TBAs, U.S. Treasury and Eurodollar futures and options on U.S. Treasury futures, to mitigate the valuation risk. Refer to Notes 9 and 21 of the Notes to Consolidated Financial Statements for additional information on the assumptions used in determining the fair value of MSRs and an analysis of the sensitivity to changes in interest rates of the fair value of the MSRs portfolio and the related derivative instruments used to mitigate the valuation risk.

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

In assessing the fair value of reporting units, the Company considers the stage of the current business cycle and potential changes in market conditions in estimating the timing and extent of future cash flows. Also, management often utilizes other information to validate the reasonableness of its valuations, including public market comparables, and multiples of recent mergers and acquisitions of similar businesses. Valuation multiples may be based on revenue, price-to-earnings and tangible capital ratios of comparable public companies and business segments. These multiples may be adjusted to consider competitive differences, including size, operating leverage and other factors. The carrying amount of a reporting unit is determined based on the amount of equity required for the reporting unit’s activities, considering the specific assets and liabilities of the reporting unit. The Company determines the amount of equity for each reporting unit on a risk-adjusted basis considering economic and regulatory capital requirements, capital markets activity in the Company’s Corporate and Commercial Banking segment and includes deductions and limitations related to certain types of assets including MSRs and purchased credit card relationship intangibles. The Company does not assign corporate assets and liabilities to reporting units that do not relate to the operations of the reporting unit or are not considered in determining the fair value of the reporting unit. These assets and liabilities primarily relate to the Company’s investment securities portfolio and other investments (including direct equity investments, bank-owned life insurance and tax-advantaged investments) and corporate debt and other funding liabilities. In the most recent goodwill impairment test, the portion of the Company’s total equity allocated to the Treasury and Corporate Support operating segment included approximately $2 billion in excess of the economic and regulatory capital requirements of that segment.

The Company’s annual assessment of potential goodwill impairment was completed during the third quarter of 2017. Based on the results of this assessment, no goodwill impairment was recognized. The Company continues to monitor goodwill and other intangible assets for impairment indicators throughout the year.

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

Management assessed the effectiveness of the Company’s system of internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control-Integrated Framework (2013 framework). Based on our assessment and those criteria, management believes the Company designed and maintained effective internal control over financial reporting as of December 31, 2017.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of U.S. Bancorp

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of U.S. Bancorp (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 22, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2003.

Minneapolis, Minnesota

February 22, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of U.S. Bancorp

Opinion on Internal Control over Financial Reporting

We have audited U.S. Bancorp’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, U.S. Bancorp (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of U.S. Bancorp as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”) of the Company and our report dated February 22, 2018, expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

Minneapolis, Minnesota

February 22, 2018

Consolidated Financial Statements and Notes Table of Contents

U.S. Bancorp

Consolidated Balance Sheet

At December 31 (Dollars in Millions)	2017	2016

Assets
Cash and due from banks	$19,505	$15,705
Investment securities
Held-to-maturity (fair value $43,723 and $42,435, respectively)	44,362	42,991
Available-for-sale ($689 and $755 pledged as collateral, respectively)(a)	68,137	66,284
Loans held for sale (including $3,534 and $4,822 of mortgage loans carried at fair value, respectively)	3,554	4,826
Loans
Commercial	97,561	93,386
Commercial real estate	40,463	43,098
Residential mortgages	59,783	57,274
Credit card	22,180	21,749
Other retail	57,324	53,864

Total loans, excluding covered loans	277,311	269,371
Covered loans	3,121	3,836

Total loans	280,432	273,207
Less allowance for loan losses	(3,925)	(3,813)

Net loans	276,507	269,394
Premises and equipment	2,432	2,443
Goodwill	9,434	9,344
Other intangible assets	3,228	3,303
Other assets (including $238 and $314 of trading securities at fair value pledged as collateral, respectively)(a)	34,881	31,674

Total assets	$462,040	$445,964

Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$87,557	$86,097
Interest-bearing(b)	259,658	248,493

Total deposits	347,215	334,590
Short-term borrowings	16,651	13,963
Long-term debt	32,259	33,323
Other liabilities	16,249	16,155

Total liabilities	412,374	398,031
Shareholders’ equity
Preferred stock	5,419	5,501
Common stock, par value $0.01 a share — authorized: 4,000,000,000 shares; issued: 2017 and 2016 — 2,125,725,742 shares	21	21
Capital surplus	8,464	8,440
Retained earnings	54,142	50,151
Less cost of common stock in treasury: 2017 — 470,080,231 shares; 2016 — 428,813,585 shares	(17,602)	(15,280)
Accumulated other comprehensive income (loss)	(1,404)	(1,535)

Total U.S. Bancorp shareholders’ equity	49,040	47,298
Noncontrolling interests	626	635

Total equity	49,666	47,933

Total liabilities and equity	$462,040	$445,964
(a)	Includes only collateral pledged by the Company where counterparties have the right to sell or pledge the collateral.
(b)	Includes time deposits greater than $250,000 balances of $6.8 billion and $3.0 billion at December 31, 2017 and 2016, respectively.

See Notes to Consolidated Financial Statements.

U.S. Bancorp

Consolidated Statement of Income

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2017	2016	2015

Interest Income
Loans	$11,827	$10,810	$10,059
Loans held for sale	144	154	206
Investment securities	2,232	2,078	2,001
Other interest income	182	125	136

Total interest income	14,385	13,167	12,402

Interest Expense
Deposits	1,041	622	457
Short-term borrowings	319	263	245
Long-term debt	784	754	699

Total interest expense	2,144	1,639	1,401

Net interest income	12,241	11,528	11,001
Provision for credit losses	1,390	1,324	1,132

Net interest income after provision for credit losses	10,851	10,204	9,869

Noninterest Income
Credit and debit card revenue	1,252	1,177	1,070
Corporate payment products revenue	753	712	708
Merchant processing services	1,590	1,592	1,547
ATM processing services	362	338	318
Trust and investment management fees	1,522	1,427	1,321
Deposit service charges	751	725	702
Treasury management fees	618	583	561
Commercial products revenue	849	871	867
Mortgage banking revenue	834	979	906
Investment products fees	163	158	185
Securities gains (losses), net
Realized gains (losses), net	57	27	1
Total other-than-temporary impairment	—	(6)	(1)
Portion of other-than-temporary impairment recognized in other comprehensive income (loss)	—	1	—

Total securities gains (losses), net	57	22	—
Other	860	993	907

Total noninterest income	9,611	9,577	9,092

Noninterest Expense
Compensation	5,746	5,212	4,812
Employee benefits	1,186	1,119	1,167
Net occupancy and equipment	1,019	988	991
Professional services	419	502	423
Marketing and business development	542	435	361
Technology and communications	977	955	887
Postage, printing and supplies	323	311	297
Other intangibles	175	179	174
Other	2,558	1,975	1,819

Total noninterest expense	12,945	11,676	10,931

Income before income taxes	7,517	8,105	8,030
Applicable income taxes	1,264	2,161	2,097

Net income	6,253	5,944	5,933
Net (income) loss attributable to noncontrolling interests	(35)	(56)	(54)

Net income attributable to U.S. Bancorp	$6,218	$5,888	$5,879

Net income applicable to U.S. Bancorp common shareholders	$5,913	$5,589	$5,608

Earnings per common share	$3.53	$3.25	$3.18
Diluted earnings per common share	$3.51	$3.24	$3.16
Dividends declared per common share	$1.16	$1.07	$1.01
Average common shares outstanding	1,677	1,718	1,764
Average diluted common shares outstanding	1,683	1,724	1,772

See Notes to Consolidated Financial Statements.

U.S. Bancorp

Consolidated Statement of Comprehensive Income

Year Ended December 31 (Dollars in Millions)	2017	2016	2015
Net income	$6,253	$5,944	$5,933

Other Comprehensive Income (Loss)
Changes in unrealized gains and losses on securities available-for-sale	178	(858)	(457)
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	—	(1)	—
Changes in unrealized gains and losses on derivative hedges	(5)	74	(25)
Foreign currency translation	(2)	(28)	20
Changes in unrealized gains and losses on retirement plans	(41)	(255)	(142)
Reclassification to earnings of realized gains and losses	77	247	393
Income taxes related to other comprehensive income (loss)	(76)	305	88

Total other comprehensive income (loss)	131	(516)	(123)

Comprehensive income	6,384	5,428	5,810
Comprehensive (income) loss attributable to noncontrolling interests	(35)	(56)	(54)

Comprehensive income attributable to U.S. Bancorp	$6,349	$5,372	$5,756

See Notes to Consolidated Financial Statements.

U.S. Bancorp

Consolidated Statement of Shareholders’ Equity

	U.S. Bancorp Shareholders
(Dollars and Shares in Millions)	Common Shares Outstanding	Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total U.S. Bancorp Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance December 31, 2014	1,786	$4,756	$21	$8,313	$42,530	$(11,245)	$(896)	$43,479	$689	$44,168
Net income (loss)					5,879			5,879	54	5,933
Other comprehensive income (loss)							(123)	(123)		(123)
Preferred stock dividends					(247)			(247)		(247)
Common stock dividends					(1,785)			(1,785)		(1,785)
Issuance of preferred stock		745						745		745
Issuance of common and treasury stock	11			(55)		366		311		311
Purchase of treasury stock	(52)					(2,246)		(2,246)		(2,246)
Distributions to noncontrolling interests								—	(55)	(55)
Net other changes in noncontrolling interests								—	(2)	(2)
Stock option and restricted stock grants				118				118		118

Balance December 31, 2015	1,745	$5,501	$21	$8,376	$46,377	$(13,125)	$(1,019)	$46,131	$686	$46,817

Net income (loss)					5,888			5,888	56	5,944
Other comprehensive income (loss)							(516)	(516)		(516)
Preferred stock dividends					(281)			(281)		(281)
Common stock dividends					(1,842)			(1,842)		(1,842)
Issuance of common and treasury stock	13			(71)		445		374		374
Purchase of treasury stock	(61)					(2,600)		(2,600)		(2,600)
Distributions to noncontrolling interests								—	(56)	(56)
Purchase of noncontrolling interests				1	9			10	(50)	(40)
Net other changes in noncontrolling interests								—	(1)	(1)
Stock option and restricted stock grants				134				134		134

Balance December 31, 2016	1,697	$5,501	$21	$8,440	$50,151	$(15,280)	$(1,535)	$47,298	$635	$47,933

Net income (loss)					6,218			6,218	35	6,253
Other comprehensive income (loss)							131	131		131
Preferred stock dividends					(267)			(267)		(267)
Common stock dividends					(1,950)			(1,950)		(1,950)
Issuance of preferred stock		993						993		993
Redemption of preferred stock		(1,075)			(10)			(1,085)		(1,085)
Issuance of common and treasury stock	8			(138)		300		162		162
Purchase of treasury stock	(49)					(2,622)		(2,622)		(2,622)
Distributions to noncontrolling interests								—	(47)	(47)
Net other changes in noncontrolling interests								—	3	3
Stock option and restricted stock grants				162				162		162

Balance December 31, 2017	1,656	$5,419	$21	$8,464	$54,142	$(17,602)	$(1,404)	$49,040	$626	$49,666

See Notes to Consolidated Financial Statements.

U.S. Bancorp

Consolidated Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2017	2016	2015

Operating Activities
Net income attributable to U.S. Bancorp	$6,218	$5,888	$5,879
Adjustments to reconcile net income to net cash provided by operating activities
Provision for credit losses	1,390	1,324	1,132
Depreciation and amortization of premises and equipment	293	291	307
Amortization of intangibles	175	179	174
(Gain) loss on sale of loans held for sale	(772)	(954)	(993)
(Gain) loss on sale of securities and other assets	(502)	(617)	(403)
Loans originated for sale in the secondary market, net of repayments	(35,743)	(42,867)	(43,312)
Proceeds from sales of loans held for sale	37,462	41,605	45,211
Other, net	(2,049)	487	787

Net cash provided by operating activities	6,472	5,336	8,782

Investing Activities
Proceeds from sales of available-for-sale investment securities	3,084	9,877	690
Proceeds from maturities of held-to-maturity investment securities	8,306	9,733	10,567
Proceeds from maturities of available-for-sale investment securities	13,042	14,625	13,395
Purchases of held-to-maturity investment securities	(9,712)	(9,171)	(9,234)
Purchases of available-for-sale investment securities	(17,860)	(29,684)	(20,502)
Net increase in loans outstanding	(8,054)	(13,383)	(11,788)
Proceeds from sales of loans	2,458	2,604	1,723
Purchases of loans	(3,040)	(2,881)	(4,475)
Other, net	(350)	322	(1,526)

Net cash used in investing activities	(12,126)	(17,958)	(21,150)

Financing Activities
Net increase in deposits	12,625	34,192	18,290
Net increase (decrease) in short-term borrowings	2,688	(13,914)	(2,016)
Proceeds from issuance of long-term debt	9,434	10,715	5,067
Principal payments or redemption of long-term debt	(10,517)	(9,495)	(5,311)
Proceeds from issuance of preferred stock	993	—	745
Proceeds from issuance of common stock	159	355	295
Repurchase of preferred stock	(1,085)	—	—
Repurchase of common stock	(2,631)	(2,556)	(2,190)
Cash dividends paid on preferred stock	(284)	(267)	(242)
Cash dividends paid on common stock	(1,928)	(1,810)	(1,777)
Purchase of noncontrolling interests	—	(40)	—

Net cash provided by financing activities	9,454	17,180	12,861

Change in cash and due from banks	3,800	4,558	493
Cash and due from banks at beginning of year	15,705	11,147	10,654

Cash and due from banks at end of year	$19,505	$15,705	$11,147

Supplemental Cash Flow Disclosures
Cash paid for income taxes	$555	$595	$742
Cash paid for interest	2,086	1,591	1,434
Net noncash transfers to foreclosed property	163	156	204

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1	Significant Accounting Policies

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

Corporate and Commercial Banking Corporate and Commercial Banking offers lending, equipment finance and small-ticket leasing, depository services, treasury management, capital markets services, international trade services and other financial services to middle market, large corporate, commercial real estate, financial institution, non-profit and public sector clients.

Consumer and Business Banking Consumer and Business Banking delivers products and services through banking offices, telephone servicing and sales, on-line services, direct mail, ATM processing and mobile devices. It encompasses community banking, metropolitan banking and indirect lending, as well as mortgage banking.

Wealth Management and Investment Services Wealth Management and Investment Services provides private banking, financial advisory services, investment management, retail brokerage services, insurance, trust, custody and fund servicing through five businesses: Wealth Management, Corporate

Trust Services, U.S. Bancorp Asset Management, Institutional Trust & Custody and Fund Services.

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

Allowance for Credit Losses The allowance for credit losses is established for probable and estimable losses incurred in the Company’s loan and lease portfolio, including unfunded credit commitments, and includes certain amounts that do not represent loss exposure to the Company because those losses are recoverable under loss sharing agreements with the FDIC. The allowance for credit losses is increased through provisions charged to earnings and reduced by net charge-offs. Management evaluates the adequacy of the allowance for incurred losses on a quarterly basis.

The allowance recorded for loans in the commercial lending segment is based on reviews of individual credit relationships and considers the migration analysis of commercial lending segment loans and actual loss experience. For each loan type, this historical loss experience is adjusted as necessary to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices or economic conditions. The results of the analysis are evaluated quarterly to confirm the selected loss experience is appropriate for each commercial loan type. The allowance recorded for impaired loans greater than $5 million in the commercial lending segment is based on an individual loan analysis utilizing expected cash flows discounted using the original effective interest rate, the observable market price of the loan, or the fair value of the collateral, less selling costs, for collateral-dependent loans, rather than the migration analysis. The allowance recorded for all other commercial lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, delinquency status, bankruptcy experience, portfolio growth and historical losses, adjusted for current trends. The Company also considers the impacts of any loan modifications made to commercial lending segment loans and any subsequent payment defaults to its expectations of cash flows, principal balance, and current expectations about the borrower’s ability to pay in determining the allowance for credit losses.

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

Consumer lending segment loans are generally charged-off at a specific number of days or payments past due. Residential mortgages and other retail loans secured by 1-4 family properties are generally charged down to the fair value of the collateral securing the loan, less costs to sell, at 180 days past due. Residential mortgage loans and lines in a first lien position are placed on nonaccrual status in instances where a partial charge-off occurs unless the loan is well secured and in the process of collection. Residential mortgage loans and lines in a junior lien position secured by 1-4 family properties are placed on nonaccrual status at 120 days past due or when they are behind a first lien that has become 180 days or greater past due or placed on nonaccrual status. Any secured consumer lending segment loan whose borrower has had debt discharged through bankruptcy, for which the loan amount exceeds the fair value of the collateral, is charged down to the fair value of the related collateral and the remaining balance is placed on nonaccrual status. Credit card loans continue to accrue interest until the account is charged-off. Credit cards are charged-off at 180 days past due. Other retail loans not secured by 1-4 family properties are charged-off at 120 days past due; and revolving consumer lines are charged-off at 180 days past due. Similar to credit cards, other retail loans are generally not placed on nonaccrual status because of the relative short period of time to charge-off. Certain retail customers having financial difficulties may have the terms of their credit card and other loan agreements modified to require only principal payments and, as such, are reported as nonaccrual.

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

The Company classifies its loan portfolios using internal credit quality ratings on a quarterly basis. These ratings include pass, special mention and classified, and are an important part of the Company’s overall credit risk management process and evaluation of the allowance for credit losses. Loans with a pass rating represent those loans not classified on the Company’s rating scale for problem credits, as minimal credit risk has been identified. Special mention loans are those loans that have a potential weakness deserving management’s close attention. Classified loans are those loans where a well-defined weakness has been identified that may put full collection of contractual cash flows at risk. It is possible that others, given the same information, may reach different reasonable conclusions regarding the credit quality rating classification of specific loans.

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

For the commercial lending segment, modifications generally result in the Company working with borrowers on a case-by-case basis. Commercial and commercial real estate modifications generally include extensions of the maturity date and may be accompanied by an increase or decrease to the interest rate, which may not be deemed a market interest rate. In addition, the Company may work with the borrower in identifying other changes that mitigate loss to the Company, which may include additional collateral or guarantees to support the loan. To a lesser extent, the Company may waive contractual principal. The Company classifies all of the above concessions as TDRs to the extent the Company determines that the borrower is experiencing financial difficulty.

Modifications for the consumer lending segment are generally part of programs the Company has initiated. The Company modifies residential mortgage loans under Federal Housing Administration, United States Department of Veterans Affairs, or its own internal programs. Under these programs, the Company offers qualifying homeowners the opportunity to permanently modify their loan and achieve more affordable monthly payments by providing loan concessions. These concessions may include adjustments to interest rates, conversion of adjustable rates to fixed rates, extension of maturity dates or deferrals of payments, capitalization of accrued interest and/or outstanding advances, or in limited situations, partial forgiveness of loan principal. In most instances, participation in residential mortgage loan restructuring programs requires the customer to complete a short-term trial period. A permanent loan modification is contingent on the customer successfully completing the trial period arrangement, and the loan documents are not modified until that time. The Company reports loans in a trial period arrangement as TDRs and continues to report them as TDRs after the trial period.

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

Revenue Recognition

In the ordinary course of business, the Company recognizes income derived from various revenue generating activities. Certain revenues are generated from contracts where they are recognized when, or as services or products are transferred to customers for amounts the Company expects to be entitled. Revenue generating activities related to financial assets and liabilities are also recognized; including mortgage servicing fees, loan commitment fees, foreign currency remeasurements, and gains and losses on securities, equity investments and unconsolidated subsidiaries. Certain specific policies include the following:

Credit and Debit Card Revenue Credit and debit card revenue includes interchange from credit and debit cards processed through card association networks, annual fees, and other transaction and account management fees. Interchange rates are generally set by the credit card associations and based on purchase volumes and other factors. The Company records interchange as services are provided. Transaction and account management fees are recognized as services are provided, except for annual fees which are recognized over the applicable period. Costs for rewards programs and certain payments to partners and credit card associations are also recorded within credit and debit card revenue when services are provided. The Company predominately records credit and debit card revenue within the Payment Services line of business.

Corporate Payment Products Revenue Corporate payment products revenue primarily includes interchange from corporate and purchasing cards processed through card association networks and revenue from proprietary network transactions. The Company records corporate payment products revenue as services are provided. Certain payments to credit card associations and customers are also recorded within corporate payment products revenue as services are provided. Corporate payment products revenue is recorded within the Payment Services line of business.

Merchant Processing Services Merchant processing services revenue consists principally of merchant discount and other transaction and account management fees charged to merchants for the electronic processing of card association network transactions, less interchange paid to the card-issuing bank, card association assessments, and revenue sharing amounts. All of these are recognized at the time the merchant’s services are performed. The Company may enter into revenue sharing agreements with referral partners or in connection with purchases of merchant contracts from sellers. The revenue sharing amounts are determined primarily on sales volume processed or revenue generated for a particular group of merchants. Merchant processing revenue also includes revenues related to point-of-sale equipment recorded as sales when the equipment is shipped or as earned for equipment rentals. The Company records merchant processing services revenue within the Payment Services line of business.

ATM Processing Services ATM transaction processing and settlement services are provided to financial institutions and other clients. Processing revenue is recognized at the time the services are performed. Certain payments to partners and card associations are also recorded within ATM processing services revenue as services are provided. ATM processing services also include fees earned as part of the Company-owned ATM network. The Company records ATM processing services revenue within the Consumer and Business Banking line of business.

Trust and Investment Management Fees Trust and investment management fees are recognized over the period in which services are performed and are based on a percentage of the fair value of the assets under management or administration, fixed based on account type, or transaction-based fees. Services provided to clients include trustee, transfer agent, custodian, fiscal agent, escrow, fund accounting and administration services. Services provided to mutual funds may include selling, distribution and marketing services. Trust and investment management fees are predominately recorded within the Wealth Management and Investment Services line of business.

Deposit Service Charges Deposit service charges include service charges on deposit accounts received under depository agreements with customers to provide access to deposited funds, serve as a custodian of funds, and when applicable, pay interest on deposits. Checking or savings accounts may contain fees for various services used on a day to day basis by a customer. Fees are recognized as services are delivered to and consumed by the customer, or as penalty fees are charged. Deposit service charges are reported primarily within the Consumer and Business Banking line of business.

Treasury Management Fees Treasury management fees include fees for a broad range of products and services that enables customers to manage their cash more efficiently. These products and services include cash and investment management, receivables management, disbursement services, funds transfer services, and information reporting. Revenue is recognized as products and services are provided to customers. The Company reflects a discount calculated on monthly average collected customer balances. Total treasury management fees are reported primarily within the Corporate and Commercial Banking and Consumer and Business Banking lines of business.

Commercial Products Revenue Commercial products revenue primarily includes revenue related to ancillary services provided to Corporate and Commercial Banking and Consumer and Business Banking customers, including standby letter of credit fees, non-yield related loan fees, capital markets related revenue, sales of direct financing leases, and loan and syndication fees. Sales of direct financing leases are recognized at the point of sale. In addition, the Company may lead or participate with a group of underwriters in raising investment capital on behalf of securities issuers and charge underwriting fees. These fees are recognized at securities issuance. The Company, in its role as lead underwriter, arranges deal structuring and use of outside vendors for the underwriting group. The Company recognizes only those fees and expenses related to its underwriting commitment.

Mortgage Banking Revenue Mortgage banking revenue includes revenue derived from mortgages originated and subsequently sold, generally with servicing retained. The primary components include: gains and losses on mortgage sales; servicing revenue; changes in fair value for mortgage loans originated with the intent to sell and measured at fair value under the fair value option; changes in fair value for derivative commitments to purchase and originate mortgage loans; changes in the fair value of mortgage servicing rights (“MSRs”); and the impact of risk management activities associated with the mortgage origination pipeline, funded loans and MSRs. Net interest income from mortgage loans is recorded in interest income. Refer to Other Significant Policies in Note 1, as well as Note 9 and Note 21 for a further discussion of MSRs. Mortgage banking revenue is reported within the Consumer and Business Banking line of business.

Investment Products Fees Investment products fees include commissions related to the execution of requested security trades, distribution fees from sale of mutual funds, and investment advisory fees. Commissions and investment advisory fees are recognized as services are delivered to and utilized by the customer. Distribution fees are received over time, are dependent on the consumer maintaining their mutual fund asset position and the value of such position. These revenues are estimated and recognized at the point a significant reversal of revenue becomes remote. Investment products fees are predominately reported within the Wealth Management and Investment Services line of business.

Other Noninterest Income Other noninterest income is primarily related to financial assets including income on unconsolidated subsidiaries and equity method investments, gains on sale of other investments and corporate owned life insurance proceeds. The Company reports other noninterest income across all lines of business.

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

Stock-Based Compensation The Company grants stock-based awards, which may include restricted stock, restricted stock units and options to purchase common stock of the Company. Stock option grants are for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. Restricted stock and restricted stock unit grants are awarded at no cost to the recipient. Stock-based compensation for awards is recognized in the Company’s results of operations over the vesting period. The Company immediately recognizes compensation cost of awards to employees that meet retirement status, despite their continued active employment. The amortization of stock-based compensation reflects estimated forfeitures adjusted for actual forfeiture experience. As compensation expense is recognized, a deferred tax asset is recorded that represents an estimate of the future tax deduction from exercise or release of restrictions. At the time stock-based awards are exercised, cancelled, expire, or restrictions are released, the Company may be required to recognize an adjustment to tax expense, depending on the market price of the Company’s common stock at that time.

Per Share Calculations Earnings per common share is calculated using the two-class method under which earnings are allocated to common shareholders and holders of participating securities. Unvested stock-based compensation awards that contain nonforfeitable rights to dividends or dividend equivalents are considered participating securities under the two-class method. Net income applicable to U.S. Bancorp common shareholders is then divided by the weighted-average number of common shares outstanding to determine earnings per common share. Diluted earnings per common share is calculated by adjusting income and outstanding shares, assuming conversion of all potentially dilutive securities.

NOTE 2	Accounting Changes

Stock-Based Compensation Effective January 1, 2017, the Company adopted accounting guidance, issued by the Financial Accounting Standards Board (“FASB”) in March 2016, simplifying the accounting for stock-based compensation awards issued to employees. The guidance requires all excess tax benefits and deficiencies that pertain to stock-based compensation awards to be recognized within income tax expense instead of within capital surplus. The adoption of this guidance did not have a material impact on the Company’s financial statements.

Revenue Recognition Effective January 1, 2018, the Company adopted accounting guidance, issued by the FASB in May 2014, clarifying the principles for recognizing revenue from certain contracts with customers. The guidance does not apply to revenue associated with financial instruments, such as loans and securities. The adoption of this guidance will not be material to the Company’s financial statements.

Financial Instruments — Hedge Accounting Effective January 1, 2018, the Company adopted accounting guidance, issued by the FASB in August 2017, related to hedge accounting. This guidance makes targeted changes to the hedge accounting model to simplify the application of hedge accounting and more closely align financial reporting to an entity’s risk management activities. This guidance expands risk management strategies that qualify for hedge accounting, simplifies certain effectiveness assessment requirements, eliminates separate measurement and reporting of ineffectiveness and changes certain presentation and disclosure requirements for hedge accounting activities. The adoption of this guidance will not be material to the Company’s financial statements.

Accounting for Leases In February 2016, the FASB issued accounting guidance, effective for the Company on January 1,

2019, related to the accounting for leases. This guidance requires lessees to recognize all leases on the Consolidated Balance Sheet as lease assets and lease liabilities based primarily on the present value of future lease payments. Lessor accounting is largely unchanged. A modified retrospective approach is required at adoption which requires all prior periods presented in the financial statements to be restated, with a cumulative effect adjustment to retained earnings as of the beginning of the earliest period presented. This guidance also requires additional disclosures regarding leasing arrangements. The Company expects the adoption of this guidance will not be material to its financial statements.

Financial Instruments—Credit Losses In June 2016, the FASB issued accounting guidance, effective for the Company no later than January 1, 2020, related to the impairment of financial instruments. This guidance changes existing impairment recognition to a model that is based on expected losses rather than incurred losses, which is intended to result in more timely recognition of credit losses. This guidance is also intended to reduce the complexity of current accounting guidance by decreasing the number of credit impairment models that entities use to account for debt instruments. A modified retrospective approach is required at adoption with a cumulative effect adjustment to retained earnings as of the adoption date. The guidance also requires additional credit quality disclosures for loans. The Company is currently evaluating the impact of this guidance on its financial statements, and expects its allowance for credit losses to increase upon adoption. The extent of this increase will continue to be evaluated and will depend on economic conditions and the composition of the Company’s loan portfolio at the time of adoption.

NOTE 3	Restrictions on Cash and Due from
Banks

Banking regulators require bank subsidiaries to maintain minimum average reserve balances, either in the form of vault cash or reserve balances held with central banks or other financial institutions. The amount of required reserve balances were approximately $3.1 billion and $3.0 billion at December 31, 2017 and 2016, respectively, and primarily represent those required to be held at the Federal Reserve Bank. In addition to vault cash, the Company held balances at the Federal Reserve Bank and other financial institutions of $2.4 billion and $2.9 billion at December 31, 2017 and 2016, respectively, to meet these requirements. These balances are included in cash and due from banks on the Consolidated Balance Sheet.

NOTE 4	Investment Securities

The amortized cost, other-than-temporary impairment recorded in other comprehensive income (loss), gross unrealized holding gains and losses, and fair value of held-to-maturity and available-for-sale investment securities at December 31 were as follows:

	2017					2016
			Unrealized Losses					Unrealized Losses
(Dollars in Millions)	Amortized Cost	Unrealized Gains	Other-than- Temporary(e)	Other(f)	Fair Value	Amortized Cost	Unrealized Gains	Other-than- Temporary(e)	Other(f)	Fair Value
Held-to-maturity(a)
U.S. Treasury and agencies	$5,181	$5	$–	$(120)	$5,066	$5,246	$12	$–	$(132)	$5,126
Mortgage-backed securities
Residential
Agency	39,150	48	–	(579)	38,619	37,706	85	–	(529)	37,262
Non-agency non-prime(d)	–	–	–	–	–	1	–	–	–	1
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	–	4	–	–	4	–	5	–	–	5
Other	6	2	–	–	8	8	3	–	–	11
Obligations of state and political subdivisions	6	1	–	–	7	6	1	–	–	7
Obligations of foreign governments	7	–	–	–	7	9	–	–	–	9
Other debt securities	12	–	–	–	12	15	–	–	(1)	14
Total held-to-maturity	$44,362	$60	$–	$(699)	$43,723	$42,991	$106	$–	$(662)	$42,435
Available-for-sale(b)
U.S. Treasury and agencies	$23,586	$3	$–	$(288)	$23,301	$17,314	$11	$–	$(198)	$17,127
Mortgage-backed securities
Residential
Agency	38,450	152	–	(571)	38,031	43,558	225	–	(645)	43,138
Non-agency
Prime(c)	–	–	–	–	–	240	6	(3)	(1)	242
Non-prime(d)	–	–	–	–	–	178	20	(3)	–	195
Commercial agency	6	–	–	–	6	15	–	–	–	15
Other asset-backed securities	413	6	–	–	419	475	8	–	–	483
Obligations of state and political subdivisions	6,240	147	–	(29)	6,358	5,167	55	–	(183)	5,039
Corporate debt securities	–	–	–	–	–	11	–	–	(2)	9
Other investments	22	–	–	–	22	27	9	–	–	36
Total available-for-sale	$68,717	$308	$–	$(888)	$68,137	$66,985	$334	$(6)	$(1,029)	$66,284
(a)	Held-to-maturity investment securities are carried at historical cost or at fair value at the time of transfer from the available-for-sale to held-to-maturity category, adjusted for amortization of premiums and accretion of discounts and credit-related other-than-temporary impairment.
(b)	Available-for-sale investment securities are carried at fair value with unrealized net gains or losses reported within accumulated other comprehensive income (loss) in shareholders’ equity.
(c)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads). When the Company determines the designation, prime securities typically have a weighted-average credit score of 725 or higher and a loan-to-value of 80 percent or lower; however, other pool characteristics may result in designations that deviate from these credit score and loan-to-value thresholds.
(d)	Includes all securities not meeting the conditions to be designated as prime.
(e)	Represents impairment not related to credit for those investment securities that have been determined to be other-than-temporarily impaired.
(f)	Represents unrealized losses on investment securities that have not been determined to be other-than-temporarily impaired.

The weighted-average maturity of the available-for-sale investment securities was 5.1 years at December 31, 2017 and 2016. The corresponding weighted-average yields were 2.25 percent and 2.06 percent, respectively. The weighted-average maturity of the held-to-maturity investment securities was 4.7 years at December 31, 2017 and 4.6 years at December 31, 2016. The corresponding weighted-average yields were 2.14 percent and 1.93 percent, respectively.

For amortized cost, fair value and yield by maturity date of held-to-maturity and available-for-sale investment securities outstanding at December 31, 2017, refer to Table 13 included in

Management’s Discussion and Analysis, which is incorporated by reference into these Notes to Consolidated Financial Statements.

Investment securities with a fair value of $12.8 billion at December 31, 2017, and $11.3 billion at December 31, 2016, were pledged to secure public, private and trust deposits, repurchase agreements and for other purposes required by contractual obligation or law. Included in these amounts were securities where the Company and certain counterparties have agreements granting the counterparties the right to sell or pledge the securities. Investment securities securing these types of arrangements had a fair value of $689 million at December 31, 2017, and $755 million at December 31, 2016.

The following table provides information about the amount of interest income from taxable and non-taxable investment securities:

Year Ended December 31 (Dollars in Millions)	2017	2016	2015
Taxable	$2,043	$1,878	$1,778
Non-taxable	189	200	223
Total interest income from investment securities	$2,232	$2,078	$2,001

The following table provides information about the amount of gross gains and losses realized through the sales of available-for-sale investment securities:

Year Ended December 31 (Dollars in Millions)	2017	2016	2015
Realized gains	$75	$93	$7
Realized losses	(18)	(66)	(6)
Net realized gains (losses)	$57	$27	$1
Income tax (benefit) on net realized gains (losses)	$22	$10	$–

The Company conducts a regular assessment of its investment securities with unrealized losses to determine whether investment securities are other-than-temporarily impaired considering, among other factors, the nature of the investment securities, the credit ratings or financial condition of the issuer, the extent and duration of the unrealized loss, expected cash flows of underlying collateral, the existence of any government or agency guarantees, market conditions and whether the Company intends to sell or it is more likely than not the Company will be required to sell the investment securities. The Company determines other-than-temporary impairment recorded in earnings for debt securities not intended to be sold by estimating the future cash flows of each individual investment security, using market information where available, and discounting the cash flows at the original effective rate of the investment security. Other-than-temporary impairment recorded in other comprehensive income (loss) is measured as the difference between that discounted amount and the fair value of each investment security. The total amount of other-than-temporary impairment recorded was immaterial for the years ended December 31, 2017, 2016 and 2015.

At December 31, 2017, certain investment securities had a fair value below amortized cost. The following table shows the gross unrealized losses and fair value of the Company’s investment securities with unrealized losses, aggregated by investment category and length of time the individual investment securities have been in continuous unrealized loss positions, at December 31, 2017:

	Less Than 12 Months		12 Months or Greater		Total
(Dollars in Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Held-to-maturity
U.S. Treasury and agencies	$2,109	$(18)	$2,596	$(102)	$4,705	$(120)
Residential agency mortgage-backed securities	17,484	(152)	15,308	(427)	32,792	(579)
Other asset-backed securities	–	–	2	–	2	–
Other debt securities	–	–	12	–	12	–
Total held-to-maturity	$19,593	$(170)	$17,918	$(529)	$37,511	$(699)
Available-for-sale
U.S. Treasury and agencies	$13,911	$(128)	$9,124	$(160)	$23,035	$(288)
Residential agency mortgage-backed securities	9,132	(75)	20,635	(496)	29,767	(571)
Obligations of state and political subdivisions	151	(1)	1,313	(28)	1,464	(29)
Other investments	–	–	1	–	1	–
Total available-for-sale	$23,194	$(204)	$31,073	$(684)	$54,267	$(888)

The Company does not consider these unrealized losses to be credit-related. These unrealized losses primarily relate to changes in interest rates and market spreads subsequent to purchase. A substantial portion of investment securities that have unrealized losses are either U.S. Treasury and agencies, agency mortgage-backed or state and political securities. In general, the issuers of the investment securities are contractually prohibited from prepayment at less than par, and the Company did not pay significant purchase premiums for these investment securities. At December 31, 2017, the Company had no plans to sell investment securities with unrealized losses, and believes it is more likely than not it would not be required to sell such investment securities before recovery of their amortized cost.

NOTE 5	Loans and Allowance for Credit Losses

The composition of the loan portfolio at December 31, disaggregated by class and underlying specific portfolio type, was as follows:

(Dollars in Millions)	2017	2016

Commercial
Commercial	$91,958	$87,928
Lease financing	5,603	5,458

Total commercial	97,561	93,386

Commercial Real Estate
Commercial mortgages	29,367	31,592
Construction and development	11,096	11,506

Total commercial real estate	40,463	43,098

Residential Mortgages
Residential mortgages	46,685	43,632
Home equity loans, first liens	13,098	13,642

Total residential mortgages	59,783	57,274

Credit Card	22,180	21,749

Other Retail
Retail leasing	7,988	6,316
Home equity and second mortgages	16,327	16,369
Revolving credit	3,183	3,282
Installment	8,989	8,087
Automobile	18,934	17,571
Student	1,903	2,239

Total other retail	57,324	53,864

Total loans, excluding covered loans	277,311	269,371
Covered Loans	3,121	3,836

Total loans	$280,432	$273,207

The Company had loans of $83.3 billion at December 31, 2017, and $84.5 billion at December 31, 2016, pledged at the Federal Home Loan Bank, and loans of $68.0 billion at December 31, 2017, and $66.5 billion at December 31, 2016, pledged at the Federal Reserve Bank.

The majority of the Company’s loans are to borrowers in the states in which it has Consumer and Business Banking offices. Collateral for commercial loans may include marketable securities, accounts receivable, inventory, equipment and real estate. For details of the Company’s commercial portfolio by industry group and geography as of December 31, 2017 and 2016, see Table 7 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

For detail of the Company’s commercial real estate portfolio by property type and geography as of December 31, 2017 and 2016, see Table 8 included in Management’s Discussion and

Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements. Collateral for such loans may include the related property, marketable securities, accounts receivable, inventory and equipment.

Originated loans are reported at the principal amount outstanding, net of unearned interest and deferred fees and costs. Net unearned interest and deferred fees and costs amounted to $830 million at December 31, 2017, and $672 million at December 31, 2016. All purchased loans and related indemnification assets are recorded at fair value at the date of purchase. The Company evaluates purchased loans for impairment at the date of purchase in accordance with applicable authoritative accounting guidance. Purchased loans with evidence of credit deterioration since origination for which it is probable that all contractually required payments will not be collected are considered “purchased impaired loans.” All other purchased loans are considered “purchased nonimpaired loans.”

Changes in the accretable balance for purchased impaired loans for the years ended December 31, were as follows:

(Dollars in Millions)	2017	2016	2015
Balance at beginning of period	$698	$957	$1,309
Accretion	(386)	(392)	(382)
Disposals	(83)	(110)	(132)
Reclassifications from nonaccretable difference(a)	129	244	163
Other	(8)	(1)	(1)

Balance at end of period	$350	$698	$957
(a)	Primarily relates to changes in expected credit performance.

Allowance for Credit Losses The allowance for credit losses is established for probable and estimable losses incurred in the Company’s loan and lease portfolio, including unfunded credit commitments, and includes certain amounts that do not represent loss exposure to the Company because those losses are recoverable under loss sharing agreements with the FDIC.

Activity in the allowance for credit losses by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans, Excluding Covered Loans	Covered Loans	Total Loans
Balance at December 31, 2016	$1,450	$812	$510	$934	$617	$4,323	$34	$4,357
Add
Provision for credit losses	186	19	(24)	908	304	1,393	(3)	1,390
Deduct
Loans charged-off	414	30	65	887	355	1,751	–	1,751
Less recoveries of loans charged-off	(150)	(30)	(28)	(101)	(112)	(421)	–	(421)

Net loans charged-off	264	–	37	786	243	1,330	–	1,330
Other changes(a)	–	–	–	–	–	–	–	–

Balance at December 31, 2017	$1,372	$831	$449	$1,056	$678	$4,386	$31	$4,417

Balance at December 31, 2015	$1,287	$724	$631	$883	$743	$4,268	$38	$4,306
Add
Provision for credit losses	488	75	(61)	728	95	1,325	(1)	1,324
Deduct
Loans charged-off	417	22	85	759	332	1,615	–	1,615
Less recoveries of loans charged-off	(92)	(35)	(25)	(83)	(111)	(346)	–	(346)

Net loans charged-off	325	(13)	60	676	221	1,269	–	1,269
Other changes(a)	–	–	–	(1)	–	(1)	(3)	(4)

Balance at December 31, 2016	$1,450	$812	$510	$934	$617	$4,323	$34	$4,357

Balance at December 31, 2014	$1,146	$726	$787	$880	$771	$4,310	$65	$4,375
Add
Provision for credit losses	361	(30)	(47)	654	193	1,131	1	1,132
Deduct
Loans charged-off	314	22	135	726	319	1,516	–	1,516
Less recoveries of loans charged-off	(95)	(50)	(26)	(75)	(98)	(344)	–	(344)

Net loans charged-off	219	(28)	109	651	221	1,172	–	1,172
Other changes(a)	(1)	–	–	–	–	(1)	(28)	(29)

Balance at December 31, 2015	$1,287	$724	$631	$883	$743	$4,268	$38	$4,306
(a)	Includes net changes in credit losses to be reimbursed by the FDIC and reductions in the allowance for covered loans where the reversal of a previously recorded allowance was offset by an associated decrease in the indemnification asset, and the impact of any loan sales.

Additional detail of the allowance for credit losses by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans, Excluding Covered Loans	Covered Loans	Total Loans

Allowance Balance at December 31, 2017 Related to
Loans individually evaluated for impairment(a)	$23	$4	$–	$–	$–	$27	$–	$27
TDRs collectively evaluated for impairment	14	4	139	60	19	236	1	237
Other loans collectively evaluated for impairment	1,335	818	310	996	659	4,118	–	4,118
Loans acquired with deteriorated credit quality	–	5	–	–	–	5	30	35

Total allowance for credit losses	$1,372	$831	$449	$1,056	$678	$4,386	$31	$4,417

Allowance Balance at December 31, 2016 Related to
Loans individually evaluated for impairment(a)	$50	$4	$–	$–	$–	$54	$–	$54
TDRs collectively evaluated for impairment	12	4	180	65	20	281	1	282
Other loans collectively evaluated for impairment	1,388	798	330	869	597	3,982	–	3,982
Loans acquired with deteriorated credit quality	–	6	–	–	–	6	33	39

Total allowance for credit losses	$1,450	$812	$510	$934	$617	$4,323	$34	$4,357
(a)	Represents the allowance for credit losses related to loans greater than $5 million classified as nonperforming or TDRs.

Additional detail of loan balances by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans, Excluding Covered Loans	Covered Loans(b)	Total Loans

December 31, 2017
Loans individually evaluated for impairment(a)	$337	$71	$–	$–	$–	$408	$–	$408
TDRs collectively evaluated for impairment	148	145	3,524	230	186	4,233	36	4,269
Other loans collectively evaluated for impairment	97,076	40,174	56,258	21,950	57,138	272,596	1,073	273,669
Loans acquired with deteriorated credit quality	–	73	1	–	–	74	2,012	2,086

Total loans	$97,561	$40,463	$59,783	$22,180	$57,324	$277,311	$3,121	$280,432

December 31, 2016
Loans individually evaluated for impairment(a)	$623	$70	$–	$–	$–	$693	$–	$693
TDRs collectively evaluated for impairment	145	146	3,678	222	173	4,364	35	4,399
Other loans collectively evaluated for impairment	92,611	42,751	53,595	21,527	53,691	264,175	1,553	265,728
Loans acquired with deteriorated credit quality	7	131	1	–	–	139	2,248	2,387

Total loans	$93,386	$43,098	$57,274	$21,749	$53,864	$269,371	$3,836	$273,207
(a)	Represents loans greater than $5 million classified as nonperforming or TDRs.
(b)	Includes expected reimbursements from the FDIC under loss sharing agreements.

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

The following table provides a summary of loans by portfolio class, including the delinquency status of those that continue to accrue interest, and those that are nonperforming:

	Accruing
(Dollars in Millions)	Current	30-89 Days Past Due	90 Days or More Past Due	Nonperforming	Total

December 31, 2017
Commercial	$97,005	$250	$57	$249	$97,561
Commercial real estate	40,279	36	6	142	40,463
Residential mortgages(a)	59,013	198	130	442	59,783
Credit card	21,593	302	284	1	22,180
Other retail	56,685	376	95	168	57,324

Total loans, excluding covered loans	274,575	1,162	572	1,002	277,311
Covered loans	2,917	50	148	6	3,121

Total loans	$277,492	$1,212	$720	$1,008	$280,432

December 31, 2016
Commercial	$92,588	$263	$52	$483	$93,386
Commercial real estate	42,922	44	8	124	43,098
Residential mortgages(a)	56,372	151	156	595	57,274
Credit card	21,209	284	253	3	21,749
Other retail	53,340	284	83	157	53,864

Total loans, excluding covered loans	266,431	1,026	552	1,362	269,371
Covered loans	3,563	55	212	6	3,836

Total loans	$269,994	$1,081	$764	$1,368	$273,207
(a)	At December 31, 2017, $385 million of loans 30–89 days past due and $1.9 billion of loans 90 days or more past due purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs, were classified as current, compared with $273 million and $2.5 billion at December 31, 2016, respectively.

Total nonperforming assets include nonaccrual loans, restructured loans not performing in accordance with modified terms, other real estate and other nonperforming assets owned by the Company. For details of the Company’s nonperforming assets as of December 31, 2017 and 2016, see Table 16 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

At December 31, 2017, the amount of foreclosed residential real estate held by the Company, and included in OREO, was $156 million ($135 million excluding covered assets), compared with $201 million ($175 million excluding covered assets) at December 31, 2016. These amounts exclude $267 million and

$373 million at December 31, 2017 and 2016, respectively, of foreclosed residential real estate related to mortgage loans whose payments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs. In addition, the amount of residential mortgage loans secured by residential real estate in the process of foreclosure at December 31, 2017 and 2016, was $1.7 billion and $2.1 billion, respectively, of which $1.3 billion and $1.6 billion, respectively, related to loans purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

The following table provides a summary of loans by portfolio class and the Company’s internal credit quality rating:

		Criticized
(Dollars in Millions)	Pass	Special Mention	Classified(a)	Total Criticized	Total

December 31, 2017
Commercial	$95,297	$1,130	$1,134	$2,264	$97,561
Commercial real estate	39,162	648	653	1,301	40,463
Residential mortgages(b)	59,141	16	626	642	59,783
Credit card	21,895	–	285	285	22,180
Other retail	57,009	6	309	315	57,324

Total loans, excluding covered loans	272,504	1,800	3,007	4,807	277,311
Covered loans	3,072	–	49	49	3,121

Total loans	$275,576	$1,800	$3,056	$4,856	$280,432

Total outstanding commitments	$584,072	$3,142	$3,987	$7,129	$591,201

December 31, 2016
Commercial	$89,739	$1,721	$1,926	$3,647	$93,386
Commercial real estate	41,634	663	801	1,464	43,098
Residential mortgages(b)	56,457	10	807	817	57,274
Credit card	21,493	–	256	256	21,749
Other retail	53,576	6	282	288	53,864

Total loans, excluding covered loans	262,899	2,400	4,072	6,472	269,371
Covered loans	3,766	–	70	70	3,836

Total loans	$266,665	$2,400	$4,142	$6,542	$273,207

Total outstanding commitments	$562,704	$4,920	$5,629	$10,549	$573,253
(a)	Classified rating on consumer loans primarily based on delinquency status.
(b)	At December 31, 2017, $1.9 billion of GNMA loans 90 days or more past due and $1.7 billion of restructured GNMA loans whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs were classified with a pass rating, compared with $2.5 billion and $1.6 billion at December 31, 2016, respectively.

For all loan classes, a loan is considered to be impaired when, based on current events or information, it is probable the Company will be unable to collect all amounts due per the contractual terms of the loan agreement. A summary of impaired loans, which include all nonaccrual and TDR loans, by portfolio class was as follows:

(Dollars in Millions)	Period-end Recorded Investment(a)	Unpaid Principal Balance	Valuation Allowance	Commitments to Lend Additional Funds

December 31, 2017
Commercial	$550	$915	$44	$199
Commercial real estate	280	596	11	–
Residential mortgages	1,946	2,339	116	1
Credit card	230	230	60	–
Other retail	302	400	22	4

Total loans, excluding GNMA and covered loans	3,308	4,480	253	204
Loans purchased from GNMA mortgage pools	1,681	1,681	25	–
Covered loans	38	44	1	–

Total	$5,027	$6,205	$279	$204

December 31, 2016
Commercial	$849	$1,364	$68	$284
Commercial real estate	293	697	10	–
Residential mortgages	2,274	2,847	153	–
Credit card	222	222	64	–
Other retail	281	456	22	4

Total loans, excluding GNMA and covered loans	3,919	5,586	317	288
Loans purchased from GNMA mortgage pools	1,574	1,574	28	–
Covered loans	36	42	1	1

Total	$5,529	$7,202	$346	$289

(a)	Substantially all loans classified as impaired at December 31, 2017 and 2016, had an associated allowance for credit losses. The total amount of interest income recognized during 2017 on loans classified as impaired at December 31, 2017, excluding those acquired with deteriorated credit quality, was $204 million, compared to what would have been recognized at the original contractual terms of the loans of $265 million.

Additional information on impaired loans for the years ended December 31 follows:

(Dollars in Millions)	Average Recorded Investment	Interest Income Recognized

2017
Commercial	$683	$7
Commercial real estate	273	11
Residential mortgages	2,135	103
Credit card	229	3
Other retail	287	14

Total loans, excluding GNMA and covered loans	3,607	138
Loans purchased from GNMA mortgage pools	1,672	65
Covered loans	37	1

Total	$5,316	$204

2016
Commercial	$799	$9
Commercial real estate	324	15
Residential mortgages	2,422	124
Credit card	214	4
Other retail	293	13

Total loans, excluding GNMA and covered loans	4,052	165
Loans purchased from GNMA mortgage pools	1,620	71
Covered loans	38	1

Total	$5,710	$237

2015
Commercial	$383	$13
Commercial real estate	433	16
Residential mortgages	2,666	131
Credit card	221	4
Other retail	336	14

Total loans, excluding GNMA and covered loans	4,039	178
Loans purchased from GNMA mortgage pools	2,079	95
Covered loans	42	1

Total	$6,160	$274

Troubled Debt Restructurings In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. The following table provides a summary of loans modified as TDRs for the years ended December 31, by portfolio class:

(Dollars in Millions)	Number of Loans	Pre-Modification Outstanding Loan Balance	Post-Modification Outstanding Loan Balance

2017
Commercial	2,758	$380	$328
Commercial real estate	128	82	78
Residential mortgages	800	90	88
Credit card	33,615	161	162
Other retail	3,881	79	68

Total loans, excluding GNMA and covered loans	41,182	792	724
Loans purchased from GNMA mortgage pools	6,791	881	867
Covered loans	11	2	2

Total loans	47,984	$1,675	$1,593

2016
Commercial	2,352	$844	$699
Commercial real estate	102	259	256
Residential mortgages	1,576	168	178
Credit card	31,394	151	153
Other retail	2,235	41	40

Total loans, excluding GNMA and covered loans	37,659	1,463	1,326
Loans purchased from GNMA mortgage pools	11,260	1,274	1,267
Covered loans	39	6	7

Total loans	48,958	$2,743	$2,600

2015
Commercial	1,607	$385	$396
Commercial real estate	108	78	76
Residential mortgages	2,080	260	258
Credit card	26,772	133	134
Other retail	2,530	54	54

Total loans, excluding GNMA and covered loans	33,097	910	918
Loans purchased from GNMA mortgage pools	8,199	864	862
Covered loans	16	5	5

Total loans	41,312	$1,779	$1,785

Residential mortgages, home equity and second mortgages, and loans purchased from GNMA mortgage pools in the table above include trial period arrangements offered to customers during the periods presented. The post-modification balances for these loans reflect the current outstanding balance until a permanent modification is made. In addition, the post-modification balances typically include capitalization of unpaid accrued interest and/or fees under the various modification programs. For those loans modified as TDRs during the fourth quarter of 2017, at December 31, 2017, 37 residential mortgages, 25 home equity and second mortgage loans and 983 loans purchased from GNMA mortgage pools with outstanding balances of $5 million, $2 million and $125 million, respectively, were in a trial period and have estimated post-modification balances of $5 million, $2 million and $125 million, respectively, assuming permanent modification occurs at the end of the trial period.

The following table provides a summary of TDR loans that defaulted (fully or partially charged-off or became 90 days or more past due) for the years ended December 31, that were modified as TDRs within 12 months previous to default:

(Dollars in Millions)	Number of Loans	Amount Defaulted

2017
Commercial	724	$53
Commercial real estate	36	9
Residential mortgages	374	41
Credit card	8,372	36
Other retail	415	5

Total loans, excluding GNMA and covered loans	9,921	144
Loans purchased from GNMA mortgage pools	1,369	177
Covered loans	4	–

Total loans	11,294	$321

2016
Commercial	531	$24
Commercial real estate	27	12
Residential mortgages	132	17
Credit card	6,827	30
Other retail	434	9

Total loans, excluding GNMA and covered loans	7,951	92
Loans purchased from GNMA mortgage pools	202	25
Covered loans	4	1

Total loans	8,157	$118

2015
Commercial	494	$21
Commercial real estate	18	8
Residential mortgages	273	36
Credit card	6,286	29
Other retail	636	12

Total loans, excluding GNMA and covered loans	7,707	106
Loans purchased from GNMA mortgage pools	598	75
Covered loans	5	1

Total loans	8,310	$182

In addition to the defaults in the table above, the Company had a total of 1,768 residential mortgage loans, home equity and second mortgage loans and loans purchased from GNMA mortgage pools for the year ended December 31, 2017, where borrowers did not successfully complete the trial period arrangement and, therefore, are no longer eligible for a permanent modification under the applicable modification program. These loans had aggregate outstanding balances of $206 million for the year ended December 31, 2017.

Covered Assets Covered assets represent loans and other assets acquired from the FDIC, subject to loss sharing agreements, and include expected reimbursements from the FDIC. The carrying amount of the covered assets at December 31, consisted of purchased impaired loans, purchased nonimpaired loans and other assets as shown in the following table:

	2017				2016
(Dollars in Millions)	Purchased Impaired Loans	Purchased Nonimpaired Loans	Other	Total	Purchased Impaired Loans	Purchased Nonimpaired Loans	Other	Total
Residential mortgage loans	$2,012	$400	$–	$2,412	$2,248	$506	$–	$2,754
Other retail loans	–	151	–	151	–	278	–	278
Losses reimbursable by the FDIC(a)	–	–	320	320	–	–	381	381
Unamortized changes in FDIC asset(b)	–	–	238	238	–	–	423	423
Covered loans	2,012	551	558	3,121	2,248	784	804	3,836
Foreclosed real estate	–	–	21	21	–	–	26	26
Total covered assets	$2,012	$551	$579	$3,142	$2,248	$784	$830	$3,862

(a)	Relates to loss sharing agreements with remaining terms up through the fourth quarter of 2019.
(b)	Represents decreases in expected reimbursements by the FDIC as a result of decreases in expected losses on the covered loans. These amounts are amortized as a reduction in interest income on covered loans over the shorter of the expected life of the respective covered loans or the remaining contractual term of the indemnification agreements.

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

NOTE 6	Leases

The components of the net investment in sales-type and direct financing leases at December 31 were as follows:

(Dollars in Millions)	2017	2016
Aggregate future minimum lease payments to be received	$12,709	$11,257
Unguaranteed residual values accruing to the lessor’s benefit	1,731	1,175
Unearned income	(1,205)	(1,023)
Initial direct costs	274	237

Total net investment in sales-type and direct financing leases(a)	$13,509	$11,646
(a)	The accumulated allowance for uncollectible minimum lease payments was $94 million and $83 million at December 31, 2017 and 2016, respectively.

The minimum future lease payments to be received from sales-type and direct financing leases were as follows at December 31, 2017:

(Dollars in Millions)
2018	$3,709
2019	3,643
2020	3,239
2021	1,180
2022	410
Thereafter	528

NOTE 7	Accounting for Transfers and Servicing of Financial Assets and Variable Interest
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

The Company also provides financial support primarily through the use of waivers of management fees associated with various unconsolidated registered money market funds it manages. The Company provided $23 million, $45 million and $112 million of support to the funds during the years ended December 31, 2017, 2016 and 2015, respectively.

The Company is involved in various entities that are considered to be VIEs. The Company’s investments in VIEs are primarily related to investments promoting affordable housing, community development and renewable energy sources. Some of these tax-advantaged investments support the Company’s regulatory compliance with the Community Reinvestment Act. The Company’s investments in these entities generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. These tax credits are recognized as a reduction of tax expense or, for investments qualifying as investment tax credits, as a reduction to the related investment asset. The Company recognized federal and state income tax credits related to its affordable housing and other tax-advantaged investments in tax expense of $711 million, $698 million and $733 million for the years ended December 31, 2017, 2016 and 2015, respectively. The Company also recognized $1.5 billion, $1.4 billion and $1.2 billion of investment tax credits for the years ended December 31, 2017, 2016 and 2015, respectively. The Company recognized $741 million, $672 million and $698 million of expenses related to all of these investments for the years ended

December 31, 2017, 2016 and 2015, respectively, of which $317 million, $251 million and $261 million, respectively, were included in tax expense and the remaining amounts were included in noninterest expense.

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

The following table provides a summary of investments in community development and tax-advantaged VIEs that the Company has not consolidated:

At December 31 (Dollars in Millions)	2017	2016
Investment carrying amount	$5,660	$5,009
Unfunded capital and other commitments	2,770	2,477
Maximum exposure to loss	12,120	10,373

The Company also has noncontrolling financial investments in private investment funds and partnerships considered to be VIEs, which are not consolidated. The Company’s recorded investment in these entities, carried in other assets on the Consolidated Balance Sheet, was approximately $30 million at December 31, 2017, and $28 million at December 31, 2016. The maximum exposure to loss related to these VIEs was $51 million at December 31, 2017 and $50 million at December 31, 2016, representing the Company’s investment balance and its unfunded commitments to invest additional amounts.

The Company’s individual net investments in unconsolidated VIEs, which exclude any unfunded capital commitments, ranged from less than $1 million to $56 million at December 31, 2017, compared with less than $1 million to $40 million at December 31, 2016.

The Company is required to consolidate VIEs in which it has concluded it has a controlling financial interest. The Company sponsors entities to which it transfers its interests in tax-advantaged investments to third parties. At December 31, 2017, approximately $3.5 billion of the Company’s assets and $2.5 billion of its liabilities included on the Consolidated Balance Sheet were related to community development and tax-advantaged investment VIEs which the Company has consolidated, primarily related to these transfers. These amounts compared to $3.5 billion and $2.6 billion, respectively, at December 31, 2016. The majority of the assets of these consolidated VIEs are reported in other assets, and the liabilities are reported in long-term debt and other liabilities. The assets of a particular VIE are the primary source of funds to settle its obligations. The creditors of the VIEs do not have recourse to the general credit of the Company. The Company’s exposure to the consolidated VIEs is generally limited to the carrying value of its variable interests plus any related tax credits previously recognized or transferred to others with a guarantee.

The Company also sponsors a conduit to which it previously transferred high-grade investment securities. The Company consolidates the conduit because of its ability to manage the activities of the conduit. At December 31, 2017, $18 million of the held-to-maturity investment securities on the Company’s Consolidated Balance Sheet were related to the conduit, compared with $24 million at December 31, 2016.

In addition, the Company sponsors a municipal bond securities tender option bond program. The Company controls the activities of the program’s entities, is entitled to the residual returns and provides liquidity and remarketing arrangements to the program. As a result, the Company has consolidated the program’s entities. At December 31, 2017, $2.5 billion of available-for-sale investment securities and $2.3 billion of short-term borrowings on the Consolidated Balance Sheet were related to the tender option bond program, compared with $1.1 billion of available-for-sale investment securities and $1.1 billion of short-term borrowings at December 31, 2016.

NOTE 8	Premises and Equipment

Premises and equipment at December 31 consisted of the following:

(Dollars in Millions)	2017	2016
Land	$520	$516
Buildings and improvements	3,425	3,383
Furniture, fixtures and equipment	2,951	2,798
Capitalized building and equipment leases	130	125
Construction in progress	35	29

	7,061	6,851
Less accumulated depreciation and amortization	(4,629)	(4,408)

Total	$2,432	$2,443

NOTE 9	Mortgage Servicing Rights

The Company serviced $234.7 billion of residential mortgage loans for others at December 31, 2017, and $232.6 billion at December 31, 2016, which include subserviced mortgages with no corresponding MSRs asset. The net impact included in mortgage banking revenue of fair value changes of MSRs due to changes in valuation assumptions and derivatives used to economically hedge MSRs were net gains of $15 million, $7 million and $23 million for the years ended December 31, 2017, 2016 and 2015, respectively. Loan servicing and ancillary fees, not including valuation changes, included in mortgage banking revenue were $746 million, $750 million and $728 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Changes in fair value of capitalized MSRs for the years ended December 31, are summarized as follows:

(Dollars in Millions)	2017	2016	2015
Balance at beginning of period	$2,591	$2,512	$2,338
Rights purchased	13	43	29
Rights capitalized	445	524	632
Changes in fair value of MSRs
Due to fluctuations in market interest rates(a)	(23)	(55)	(58)
Due to revised assumptions or models(b)	18	19	10
Other changes in fair value(c)	(399)	(452)	(439)

Balance at end of period	$2,645	$2,591	$2,512
(a)	Includes changes in MSR value associated with changes in market interest rates, including estimated prepayment rates and anticipated earnings on escrow deposits.
(b)	Includes changes in MSR value not caused by changes in market interest rates, such as changes in cost to service, ancillary income and option adjusted spread, as well as the impact of any model changes.
(c)	Primarily represents changes due to realization of expected cash flows over time (decay).

The estimated sensitivity to changes in interest rates of the fair value of the MSRs portfolio and the related derivative instruments as of December 31 follows:

	2017						2016
(Dollars in Millions)	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps
MSR portfolio	$(520)	$(231)	$(109)	$95	$177	$302	$(476)	$(209)	$(98)	$85	$159	$270
Derivative instrument hedges	453	216	105	(96)	(184)	(336)	375	180	88	(84)	(165)	(314)
Net sensitivity	$(67)	$(15)	$(4)	$(1)	$(7)	$(34)	$(101)	$(29)	$(10)	$1	$(6)	$(44)

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

A summary of the Company’s MSRs and related characteristics by portfolio as of December 31 follows:

	2017				2016
(Dollars in Millions)	HFA	Government	Conventional(c)	Total	HFA	Government	Conventional(c)	Total
Servicing portfolio(a)	$40,737	$36,756	$155,353	$232,846	$34,746	$37,530	$157,771	$230,047
Fair value	$450	$428	$1,767	$2,645	$398	$422	$1,771	$2,591
Value (bps)(b)	110	116	114	114	115	112	112	113
Weighted-average servicing fees (bps)	35	34	27	29	36	34	27	30
Multiple (value/servicing fees)	3.17	3.38	4.24	3.86	3.19	3.29	4.15	3.77
Weighted-average note rate	4.43%	3.92%	4.02%	4.08%	4.37%	3.95%	4.02%	4.06%
Weighted-average age (in years)	3.0	4.3	4.2	4.0	2.9	3.8	3.8	3.7
Weighted-average expected prepayment (constant prepayment rate)	9.8%	11.6%	9.7%	10.0%	9.4%	11.3%	9.8%	10.0%
Weighted-average expected life (in years)	7.7	6.5	6.9	7.0	8.0	6.8	6.9	7.0
Weighted-average option adjusted spread(d)	9.9%	9.2%	7.2%	8.0%	9.9%	9.2%	7.2%	8.0%
(a)	Represents principal balance of mortgages having corresponding MSR asset.
(b)	Calculated as fair value divided by the servicing portfolio.
(c)	Represents loans sold primarily to GSEs.
(d)	Option adjusted spread is the incremental spread added to the risk-free rate to reflect optionality and other risk inherent in the MSRs.

NOTE 10	Intangible Assets

Intangible assets consisted of the following:

At December 31 (Dollars in Millions)	Estimated Life(a)	Amortization Method(b)	Balance
			2017	2016
Goodwill		(c)	$9,434	$9,344
Merchant processing contracts	7 years/8 years	SL/AC	89	108
Core deposit benefits	22 years/5 years	SL/AC	131	161
Mortgage servicing rights		(c)	2,645	2,591
Trust relationships	10 years/7 years	SL/AC	45	59
Other identified intangibles	6 years/4 years	SL/AC	318	384
Total			$12,662	$12,647
(a)	Estimated life represents the amortization period for assets subject to the straight line method and the weighted average or life of the underlying cash flows amortization period for intangibles subject to accelerated methods. If more than one amortization method is used for a category, the estimated life for each method is calculated and reported separately.
(b)	Amortization methods: SL = straight line method
AC	= accelerated methods generally based on cash flows
(c)	Goodwill is evaluated for impairment, but not amortized. Mortgage servicing rights are recorded at fair value, and are not amortized.

Aggregate amortization expense consisted of the following:

Year Ended December 31 (Dollars in Millions)	2017	2016	2015
Merchant processing contracts	$24	$28	$35
Core deposit benefits	30	34	40
Trust relationships	14	16	21
Other identified intangibles	107	101	78

Total	$175	$179	$174

The estimated amortization expense for the next five years is as follows:

(Dollars in Millions)
2018	$148
2019	119
2020	93
2021	71
2022	51

The following table reflects the changes in the carrying value of goodwill for the years ended December 31, 2017, 2016 and 2015:

(Dollars in Millions)	Corporate and Commercial Banking	Consumer and Business Banking	Wealth Management and Investment Services	Payment Services	Treasury and Corporate Support	Consolidated Company
Balance at December 31, 2014	$1,648	$3,680	$1,570	$2,491	$–	$9,389
Foreign exchange translation and other	(1)	1	(3)	(25)	–	(28)

Balance at December 31, 2015	$1,647	$3,681	$1,567	$2,466	$–	$9,361
Foreign exchange translation and other	–	–	(1)	(16)	–	(17)

Balance at December 31, 2016	$1,647	$3,681	$1,566	$2,450	$–	$9,344
Goodwill acquired	–	–	–	62	–	62
Foreign exchange translation and other	–	–	3	25	–	28

Balance at December 31, 2017	$1,647	$3,681	$1,569	$2,537	$–	$9,434

NOTE 11	Deposits

The composition of deposits at December 31 was as follows:

(Dollars in Millions)	2017	2016
Noninterest-bearing deposits	$87,557	$86,097
Interest-bearing deposits
Interest checking	74,520	66,298
Money market savings	107,973	109,947
Savings accounts	43,809	41,783
Time deposits	33,356	30,465

Total interest-bearing deposits	259,658	248,493

Total deposits	$347,215	$334,590

The maturities of time deposits outstanding at December 31, 2017 were as follows:

(Dollars in Millions)
2018	$27,158
2019	2,712
2020	1,570
2021	1,226
2022	685
Thereafter	5

Total	$33,356

NOTE 12	Short-Term Borrowings(a)

The following table is a summary of short-term borrowings for the last three years:

	2017		2016		2015
(Dollars in Millions)	Amount	Rate	Amount	Rate	Amount	Rate

At year-end
Federal funds purchased	$252	.77%	$447	.30%	$647	.23%
Securities sold under agreements to repurchase	803	.61	801	.12	1,092	.02
Commercial paper	8,303	.68	10,010	.30	22,022	.21
Other short-term borrowings	7,293	2.13	2,705	1.00	4,116	.69
Total	$16,651	1.31%	$13,963	.43%	$27,877	.27%
Average for the year
Federal funds purchased(b)	$528	34.57%	$1,015	17.17%	$1,169	15.05%
Securities sold under agreements to repurchase	917	.44	891	.18	973	.10
Commercial paper	8,236	.49	14,827	.26	21,892	.12
Other short-term borrowings	5,341	1.90	3,173	1.67	3,926	1.13
Total(b)	$15,022	2.18%	$19,906	1.34%	$27,960	.89%
Maximum month-end balance
Federal funds purchased	$600		$2,487		$1,868
Securities sold under agreements to repurchase	927		1,177		1,124
Commercial paper	9,950		21,441		23,101
Other short-term borrowings	7,293		6,771		7,656
(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent for the periods presented.
(b)	Average federal funds purchased and total short-term borrowings rates include amounts paid by the Company to certain corporate card customers for paying outstanding noninterest-bearing corporate card balances within certain timeframes per specific agreements. These activities reduce the Company’s short-term funding needs, and if they did not occur, the Company would use other funding alternatives, including the use of federal funds purchased. The amount of this compensation expense paid by the Company and included in federal funds purchased and total short-term borrowings rates for 2017, 2016 and 2015 was $178 million, $171 million and $175 million, respectively.

NOTE 13	Long-Term Debt

Long-term debt (debt with original maturities of more than one year) at December 31 consisted of the following:

(Dollars in Millions)	Rate Type	Rate(a)	Maturity Date	2017	2016

U.S. Bancorp (Parent Company)
Subordinated notes	Fixed	2.950%	2022	$1,300	$1,300
	Fixed	3.600%	2024	1,000	1,000
	Fixed	7.500%	2026	199	199
	Fixed	3.100%	2026	1,000	1,000
Medium-term notes	Fixed	.850% - 4.125%	2018 - 2027	11,299	8,800
	Floating	1.767% - 2.005%	2018 - 2022	1,000	750
Other(b)				(29)	(4)

Subtotal				15,769	13,045

Subsidiaries
Federal Home Loan Bank advances	Fixed	1.250% - 8.250%	2018 - 2026	208	10
	Floating	1.557% - 1.973%	2018 - 2026	5,272	8,559
Bank notes	Fixed	1.400% - 2.800%	2019 - 2025	6,200	6,800
	Floating	1.063% - 1.858%	2019 - 2057	3,810	3,898
Other(c)				1,000	1,011

Subtotal				16,490	20,278

Total				$32,259	$33,323
(a)	Weighted-average interest rates of medium-term notes, Federal Home Loan Bank advances and bank notes were 2.51 percent, 1.83 percent and 1.86 percent, respectively.
(b)	Includes debt issuance fees and unrealized gains and losses and deferred amounts relating to derivative instruments.
(c)	Includes consolidated community development and tax-advantaged investment VIEs, capitalized lease obligations, debt issuance fees, and unrealized gains and losses and deferred amounts relating to derivative instruments.

The Company has arrangements with the Federal Home Loan Bank and Federal Reserve Bank whereby the Company could have borrowed an additional $87.7 billion and $91.4 billion at December 31, 2017 and 2016, respectively, based on collateral available.

Maturities of long-term debt outstanding at December 31, 2017, were:

(Dollars in Millions)	Parent Company	Consolidated
2018	$1,499	$2,572
2019	1,497	8,001
2020	–	3,047
2021	2,196	2,215
2022	3,790	4,074
Thereafter	6,787	12,350

Total	$15,769	$32,259

NOTE 14	Shareholders’ Equity

At December 31, 2017 and 2016, the Company had authority to issue 4 billion shares of common stock and 50 million shares of preferred stock. The Company had 1.7 billion shares of common stock outstanding at December 31, 2017 and 2016. The Company had 59 million shares reserved for future issuances, primarily under its stock incentive plans at December 31, 2017.

The number of shares issued and outstanding and the carrying amount of each outstanding series of the Company’s preferred stock were as follows:

	2017				2016
At December 31 (Dollars in Millions)	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount
Series A	12,510	$1,251	$145	$1,106	12,510	$1,251	$145	$1,106
Series B	40,000	1,000	–	1,000	40,000	1,000	–	1,000
Series F	44,000	1,100	12	1,088	44,000	1,100	12	1,088
Series G	–	–	–	–	43,400	1,085	10	1,075
Series H	20,000	500	13	487	20,000	500	13	487
Series I	30,000	750	5	745	30,000	750	5	745
Series J	40,000	1,000	7	993	–	–	–	–
Total preferred stock(a)	186,510	$5,601	$182	$5,419	189,910	$5,686	$185	$5,501
(a)	The par value of all shares issued and outstanding at December 31, 2017 and 2016, was $1.00 per share.

During 2017, the Company issued depositary shares representing an ownership interest in 40,000 shares of Series J Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series J Preferred Stock”). The Series J Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable semiannually, in arrears, at a rate per annum equal to 5.300 percent from the date of issuance to, but excluding, April 15, 2027, and thereafter will accrue and be payable quarterly at a floating rate per annum equal to three-month LIBOR plus 2.914 percent. The Series J Preferred Stock is redeemable at the Company’s option, in whole or in part, on or after April 15, 2027. The Series J Preferred Stock is redeemable at the Company’s option, in whole, but not in part, prior to April 15, 2027 within 90 days following an official administrative or judicial decision, amendment to, or change in the laws or regulations that would not allow the Company to treat the full liquidation value of the Series J Preferred Stock as Tier 1 capital for purposes of the capital adequacy guidelines of the Federal Reserve Board.

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

During 2012, the Company issued depositary shares representing an ownership interest in 44,000 shares of Series F Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series F Preferred Stock”). The Series F Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to 6.50 percent from the date of issuance to, but excluding, January 15, 2022, and thereafter at a floating rate per annum equal to three-month LIBOR plus 4.468 percent. The Series F Preferred Stock is redeemable at the Company’s option, in whole or in part, on or after January 15, 2022. The Series F Preferred Stock is redeemable at the Company’s option, in whole, but not in part, prior to January 15, 2022 within 90 days following an official administrative or judicial decision, amendment to, or change in the laws or regulations that would not allow the Company to treat the full liquidation value of the Series F Preferred Stock as Tier 1 capital for purposes of the capital adequacy guidelines of the Federal Reserve Board. During 2012, the Company also issued depositary shares representing an ownership interest in 43,400 shares of Series G Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series G Preferred Stock”). During 2017, the Company redeemed all outstanding shares of the Series G Preferred Stock at a redemption price equal to the liquidation preference amount. The Company included a $10 million loss in the computation of earnings per diluted common share for 2017, which represents the stock issuance costs recorded in preferred stock upon the issuance of the Series G Preferred Stock that were reclassified to retained earnings on the date the Company provided notice of its intent to redeem the outstanding shares.

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

During 2006, the Company issued depositary shares representing an ownership interest in 40,000 shares of Series B Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series B Preferred Stock”). The Series B Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to the greater of three-month LIBOR plus ..60 percent, or 3.50 percent. The Series B Preferred Stock is redeemable at the Company’s option, subject to the prior approval of the Federal Reserve Board.

During 2017, 2016 and 2015, the Company repurchased shares of its common stock under various authorizations approved by its Board of Directors. As of December 31, 2017, the approximate dollar value of shares that may yet be purchased by the Company under the current Board of Directors approved authorization was $1.3 billion.

The following table summarizes the Company’s common stock repurchased in each of the last three years:

(Dollars and Shares in Millions)	Shares	Value
2017	49	$2,622
2016	61	2,600
2015	52	2,246

Shareholders’ equity is affected by transactions and valuations of asset and liability positions that require adjustments to accumulated other comprehensive income (loss). The reconciliation of the transactions affecting accumulated other comprehensive income (loss) included in shareholders’ equity for the years ended December 31, is as follows:

(Dollars in Millions)	Unrealized Gains (Losses) on Securities Available-For- Sale	Unrealized Gains (Losses) on Securities Transferred From Available-For-Sale to Held-To-Maturity	Unrealized Gains (Losses) on Derivative Hedges	Unrealized Gains (Losses) on Retirement Plans	Foreign Currency Translation	Total

2017
Balance at beginning of period	$(431)	$25	$55	$(1,113)	$(71)	$(1,535)
Changes in unrealized gains and losses	178	–	(5)	(41)	–	132
Foreign currency translation adjustment(a)	–	–	–	–	(2)	(2)
Reclassification to earnings of realized gains and losses	(57)	(13)	30	117	–	77
Applicable income taxes	(47)	5	(9)	(29)	4	(76)

Balance at end of period	$(357)	$17	$71	$(1,066)	$(69)	$(1,404)

2016
Balance at beginning of period	$111	$36	$(67)	$(1,056)	$(43)	$(1,019)
Changes in unrealized gains and losses	(858)	–	74	(255)	–	(1,039)
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	(1)	–	–	–	–	(1)
Foreign currency translation adjustment(a)	–	–	–	–	(28)	(28)
Reclassification to earnings of realized gains and losses	(22)	(18)	124	163	–	247
Applicable income taxes	339	7	(76)	35	–	305

Balance at end of period	$(431)	$25	$55	$(1,113)	$(71)	$(1,535)

2015
Balance at beginning of period	$392	$52	$(172)	$(1,106)	$(62)	$(896)
Changes in unrealized gains and losses	(457)	–	(25)	(142)	–	(624)
Foreign currency translation adjustment(a)	–	–	–	–	20	20
Reclassification to earnings of realized gains and losses	–	(25)	195	223	–	393
Applicable income taxes	176	9	(65)	(31)	(1)	88

Balance at end of period	$111	$36	$(67)	$(1,056)	$(43)	$(1,019)
(a)	Represents the impact of changes in foreign currency exchange rates on the Company’s investment in foreign operations and related hedges.

Additional detail about the impact to net income for items reclassified out of accumulated other comprehensive income (loss) and into earnings for the years ended December 31, is as follows:

	Impact to Net Income			Affected Line Item in the Consolidated Statement of Income
(Dollars in Millions)	2017	2016	2015
Unrealized gains (losses) on securities available-for-sale
Realized gains (losses) on sale of securities	$57	$27	$1	Total securities gains (losses), net
Other-than-temporary impairment recognized in earnings	–	(5)	(1)

	57	22	–	Total before tax
	(22)	(9)	–	Applicable income taxes

	35	13	–	Net-of-tax
Unrealized gains (losses) on securities transferred from available-for-sale to held-to-maturity
Amortization of unrealized gains	13	18	25	Interest income
	(5)	(7)	(9)	Applicable income taxes

	8	11	16	Net-of-tax
Unrealized gains (losses) on derivative hedges
Realized gains (losses) on derivative hedges	(30)	(124)	(195)	Interest expense
	11	48	75	Applicable income taxes

	(19)	(76)	(120)	Net-of-tax
Unrealized gains (losses) on retirement plans
Actuarial gains (losses) and prior service cost (credit) amortization	(117)	(163)	(223)	Employee benefits expense
	45	63	85	Applicable income taxes

	(72)	(100)	(138)	Net-of-tax

Total impact to net income	$(48)	$(152)	$(242)

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

For a summary of the regulatory capital requirements and the actual ratios as of December 31, 2017 and 2016, for the Company and its bank subsidiary, see Table 23 included in Management’s Discussion and Analysis, which is incorporated by reference into these Notes to Consolidated Financial Statements.

The following table provides the components of the Company’s regulatory capital at December 31:

(Dollars in Millions)	2017	2016

Basel III transitional standardized approach:
Common shareholders’ equity	$43,621	$41,797
Less intangible assets
Goodwill (net of deferred tax liability)	(8,613)	(8,203)
Other disallowed intangible assets	(466)	(427)
Other(a)	(173)	553

Total common equity tier 1 capital	34,369	33,720
Qualifying preferred stock	5,419	5,501
Noncontrolling interests eligible for tier 1 capital	117	203
Other(b)	(99)	(3)

Total tier 1 capital	39,806	39,421
Eligible portion of allowance for credit losses	4,417	4,357
Subordinated debt and noncontrolling interests eligible for tier 2 capital	3,280	3,576
Other	–	1

Total tier 2 capital	7,697	7,934

Total risk-based capital	$47,503	$47,355

Risk-weighted assets	$367,771	$358,237

Basel III transitional advanced approaches:
Common shareholders’ equity	$43,621	$41,797
Less intangible assets
Goodwill (net of deferred tax liability)	(8,613)	(8,203)
Other disallowed intangible assets	(466)	(427)
Other(a)	(173)	553

Total common equity tier 1 capital	34,369	33,720
Qualifying preferred stock	5,419	5,501
Noncontrolling interests eligible for tier 1 capital	117	203
Other(b)	(99)	(3)

Total tier 1 capital	39,806	39,421
Eligible portion of allowance for credit losses	1,391	1,266
Subordinated debt and noncontrolling interests eligible for tier 2 capital	3,280	3,576
Other	–	1

Total tier 2 capital	4,671	4,843

Total risk-based capital	$44,477	$44,264

Risk-weighted assets	$287,211	$277,141
(a)	Includes the impact of items included in other comprehensive income (loss), such as unrealized gains (losses) on available-for-sale securities, accumulated net gains on cash flow hedges, pension liability adjustments, etc., and the portion of deferred tax assets related to net operating loss and tax credit carryforwards not eligible for common equity tier 1 capital.
(b)	Includes the remaining portion of deferred tax assets not eligible for total tier 1 capital.

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

The Series A Preferred Securities will be redeemable, in whole or in part, at the option of USB Realty Corp. on each fifth anniversary after the dividend payment date occurring in January 2012. Any redemption will be subject to the approval of the Office of the Comptroller of the Currency. During 2016, the Company purchased 500 shares of the Series A Preferred Securities held by third party investors at an amount below their carrying amount, recording a net gain of $9 million directly to retained earnings. As of December 31, 2017, 4,500 shares of the Series A Preferred Securities remain outstanding.

NOTE 15	Earnings Per Share

The components of earnings per share were:

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2017	2016	2015
Net income attributable to U.S. Bancorp	$6,218	$5,888	$5,879
Preferred dividends	(267)	(281)	(247)
Impact of preferred stock redemption(a)	(10)	–	–
Impact of the purchase of noncontrolling interests(b)	–	9	–
Earnings allocated to participating stock awards	(28)	(27)	(24)

Net income applicable to U.S. Bancorp common shareholders	$5,913	$5,589	$5,608

Average common shares outstanding	1,677	1,718	1,764
Net effect of the exercise and assumed purchase of stock awards	6	6	8

Average diluted common shares outstanding	1,683	1,724	1,772

Earnings per common share	$3.53	$3.25	$3.18
Diluted earnings per common share	$3.51	$3.24	$3.16
(a)	Represents stock issuance costs originally recorded in preferred stock upon the issuance of the Company’s Series G Preferred Stock that were reclassified to retained earnings on the date the Company announced its intent to redeem the outstanding shares.
(b)	Represents the difference between the carrying amount and amount paid by the Company to purchase third party investor holdings of the preferred stock of USB Realty Corp, a consolidated subsidiary of the Company.

Options outstanding at December 31, 2017, 2016 and 2015, to purchase 1 million common shares, were not included in the computation of diluted earnings per share for the years ended

December 31, 2017, 2016 and 2015, respectively, because they were antidilutive.

NOTE 16	Employee Benefits

Employee Retirement Savings Plan The Company has a defined contribution retirement savings plan that covers substantially all its employees. Qualified employees are allowed to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested at their direction among a variety of investment alternatives. Employee contributions are 100 percent matched by the Company, up to four percent of each employee’s eligible annual compensation. The Company’s matching contribution vests immediately and is invested in the same manner as each employee’s future contribution elections. Total expense for the Company’s matching contributions was $156 million, $142 million and $131 million in 2017, 2016 and 2015, respectively.

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

The Company’s funding policy is to contribute amounts to its plan sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended by the Pension Protection Act, plus such additional amounts as the Company determines to be appropriate. The Company contributed $1.2 billion and $358 million to its qualified pension plan in 2017 and 2016, respectively, and does not expect to contribute to the plan in 2018. Any contributions made to the qualified plan are invested in accordance with established investment policies and asset allocation strategies.

In addition to the funded qualified pension plan, the Company maintains a non-qualified plan that is unfunded and provides benefits to certain employees. The assumptions used in computing the accumulated benefit obligation, the projected benefit obligation and net pension expense are substantially consistent with those assumptions used for the funded qualified plan. In 2018, the Company expects to contribute $23 million to its non-qualified pension plan which equals the 2018 expected benefit payments.

Postretirement Welfare Plan In addition to providing pension benefits, the Company provides health care and death benefits to certain former employees who retired prior to January 1, 2014. Employees retiring after December 31, 2013, are not eligible for retiree health care benefits. The Company expects to contribute $5 million to its postretirement welfare plan in 2018.

The following table summarizes the changes in benefit obligations and plan assets for the years ended December 31, and the funded status and amounts recognized in the Consolidated Balance Sheet at December 31 for the retirement plans:

	Pension Plans		Postretirement Welfare Plan
(Dollars in Millions)	2017	2016	2017	2016

Change In Projected Benefit Obligation
Benefit obligation at beginning of measurement period	$5,073	$4,650	$75	$93
Service cost	187	177	–	–
Interest cost	220	211	2	3
Participants’ contributions	–	–	8	10
Actuarial loss (gain)	430	234	(1)	(14)
Lump sum settlements	(45)	(61)	–	–
Benefit payments	(145)	(138)	(18)	(19)
Federal subsidy on benefits paid	–	–	2	2
Benefit obligation at end of measurement period(a)	$5,720	$5,073	$68	$75
Change In Fair Value Of Plan Assets
Fair value at beginning of measurement period	$3,769	$3,355	$82	$82
Actual return on plan assets	665	230	10	2
Employer contributions	1,238	383	5	7
Participants’ contributions	–	–	8	10
Lump sum settlements	(45)	(61)	–	–
Benefit payments	(145)	(138)	(18)	(19)
Fair value at end of measurement period	$5,482	$3,769	$87	$82
Funded (Unfunded) Status	$(238)	$(1,304)	$19	$7
Components Of The Consolidated Balance Sheet
Noncurrent benefit asset	$270	$–	$19	$7
Current benefit liability	(23)	(22)	–	–
Noncurrent benefit liability	(485)	(1,282)	–	–
Recognized amount	$(238)	$(1,304)	$19	$7
Accumulated Other Comprehensive Income (Loss), Pretax
Net actuarial gain (loss)	$(1,822)	$(1,901)	$68	$66
Net prior service credit (cost)	–	2	22	25
Recognized amount	$(1,822)	$(1,899)	$90	$91
(a)	At December 31, 2017 and 2016, the accumulated benefit obligation for all pension plans was $5.2 billion and $4.6 billion.

The following table provides information for pension plans with benefit obligations in excess of plan assets at December 31:

(Dollars in Millions)	2017	2016
Pension Plans with Projected Benefit Obligations in Excess of Plan Assets
Projected benefit obligation	$508	$5,073
Fair value of plan assets	–	3,769
Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets
Projected benefit obligation	$508	$5,073
Accumulated benefit obligation	485	4,625
Fair value of plan assets	–	3,769

The following table sets forth the components of net periodic benefit cost and other amounts recognized in accumulated other comprehensive income (loss) for the years ended December 31 for the retirement plans:

	Pension Plans			Postretirement Welfare Plan
(Dollars in Millions)	2017	2016	2015	2017	2016	2015

Components Of Net Periodic Benefit Cost
Service cost	$187	$177	$188	$–	$–	$–
Interest cost	220	211	195	2	3	3
Expected return on plan assets	(284)	(266)	(223)	(3)	(1)	(1)
Prior service cost (credit) and transition obligation (asset) amortization	(2)	(5)	(4)	(3)	(3)	(3)
Actuarial loss (gain) amortization	127	175	234	(5)	(4)	(4)
Net periodic benefit cost	$248	$292	$390	$(9)	$(5)	$(5)
Other Changes In Plan Assets And Benefit Obligations
Recognized In Other Comprehensive Income (Loss)
Net actuarial gain (loss) arising during the year	$(48)	$(270)	$(146)	$7	$15	$4
Net actuarial loss (gain) amortized during the year	127	175	234	(5)	(4)	(4)
Net prior service cost (credit) and transition obligation (asset) amortized during the year	(2)	(5)	(4)	(3)	(3)	(3)
Total recognized in other comprehensive income (loss)	$77	$(100)	$84	$(1)	$8	$(3)
Total recognized in net periodic benefit cost and other comprehensive income (loss)(a)(b)	$(171)	$(392)	$(306)	$8	$13	$2
(a)	The pretax estimated actuarial loss (gain) for the pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2018 is $146 million.
(b)	The pretax estimated actuarial loss (gain) and prior service cost (credit) for the postretirement welfare plan that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2018 are $(6) million and $(3) million, respectively.

The following table sets forth weighted average assumptions used to determine the projected benefit obligations at December 31:

	Pension Plans		Postretirement Welfare Plan
(Dollars in Millions)	2017	2016	2017	2016
Discount rate(a)	3.84%	4.27%	3.34%	3.57%
Rate of compensation increase(b)	3.56	3.58	*	*
Health care cost trend rate for the next year(c)			6.75%	7.00%
Effect on accumulated postretirement benefit obligation
One percent increase			$3	$4
One percent decrease			(3)	(4)
(a)	The discount rates were developed using a cash flow matching bond model with a modified duration for the qualified pension plan, non-qualified pension plan and postretirement welfare plan of 15.8, 12.3, and 6.1 years, respectively, for 2017, and 15.5, 12.1 and 6.2 years, respectively, for 2016.
(b)	Determined on an active liability-weighted basis.
(c)	The 2017 and 2016 rates are assumed to decrease gradually to 5.00 percent by 2025 and remain at this level thereafter.
*	Not applicable

The following table sets forth weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

	Pension Plans			Postretirement Welfare Plan
(Dollars in Millions)	2017	2016	2015	2017	2016	2015
Discount rate(a)	4.27%	4.45%	4.13%	3.57%	3.59%	3.46%
Expected return on plan assets(b)	7.25	7.50	7.50	3.50	1.50	1.50
Rate of compensation increase(c)	3.58	4.06	4.07	*	*	*
Health care cost trend rate(d)
Prior to age 65				7.00%	6.50%	7.00%
After age 65				7.00	6.50	7.00
Effect on interest cost
One percent increase				$–	$–	$–
One percent decrease				–	–	–
(a)	The discount rates were developed using a cash flow matching bond model with a modified duration for the qualified pension plan, non-qualified pension plan and postretirement welfare plan of 15.5, 12.1, and 6.2 years, respectively, for 2017, and 15.0, 11.9 and 6.3 years, respectively, for 2016.
(b)	With the help of an independent pension consultant, the Company considers several sources when developing its expected long-term rates of return on plan assets assumptions, including, but not limited to, past returns and estimates of future returns given the plans’ asset allocation, economic conditions, and peer group LTROR information. The Company determines its expected long-term rates of return reflecting current economic conditions and plan assets.
(c)	Determined on an active liability weighted basis.
(d)	The 2017 pre-65 and post-65 rates are both assumed to decrease gradually to 5.00 percent by 2025 and remain at that level thereafter. The 2016 and 2015 pre-65 and post-65 rates are both assumed to decrease gradually to 5.00 percent by 2019.
*	Not applicable

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

At December 31, 2017 and 2016, plan assets of the qualified pension plan included an asset management arrangement with related party totaling $798 million and $48 million, respectively.

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

The following table summarizes plan investment assets measured at fair value at December 31:

	Qualified Pension Plan									Postretirement Welfare Plan
	2017					2016				2017	2016
(Dollars in Millions)	Level 1		Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 1
Cash and cash equivalents	$727	(a)	$–	$–	$727	$49	$–	$–	$49	$36	$82
Debt securities	517		723	–	1,240	362	577	–	939	–	–
Corporate stock
Real estate equity securities(b)	216		–	–	216	169	–	–	169	–	–
Mutual funds
Debt securities	–		205	–	205	–	164	–	164	–	–
Emerging markets equity securities	–		120	–	120	–	155	–	155	–	–
Other	–		–	2	2	–	–	1	1	–	–
	$1,460		$1,048	$2	2,510	$580	$896	$1	1,477	36	82
Plan investment assets not classified in fair value hierarchy(f):
Collective investment funds
Domestic equity securities					1,327				977	29	–
Mid-small cap equity securities(c)					346				303	–	–
International equity securities					934				725	22	–
Hedge funds(d)					200				188	–	–
Private equity funds(e)					165				99	–	–
Total plan investment assets at fair value					$5,482				$3,769	$87	$82
(a)	Includes an employer contribution made in late 2017, which was invested consistent with the plan’s target asset allocation, subsequent to December 31, 2017.
(b)	At December 31, 2017 and 2016, securities included $105 million and $98 million in domestic equities, respectively, and $111 million and $71 million in international equities, respectively.
(c)	At December 31, 2017 and 2016, securities included $346 million and $303 million in domestic equities, respectively.
(d)	This category consists of several investment strategies diversified across several hedge fund managers.
(e)	This category consists of several investment strategies diversified across several private equity fund managers.
(f)	These investments are valued based on net asset value per share as a practical expedient; fair values are provided to reconcile to total investment assets of the plans at fair value.

The following table summarizes the changes in fair value for qualified pension plan investment assets measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31:

	2017	2016	2015
(Dollars in Millions)	Other	Other	Other
Balance at beginning of period	$1	$1	$2
Unrealized gains (losses) relating to assets still held at end of year	–	–	(1)
Purchases, sales, and settlements, net	1	–	–
Balance at end of period	$2	$1	$1

The following benefit payments are expected to be paid from the retirement plans for the years ended December 31:

(Dollars in Millions)	Pension Plans	Postretirement Welfare Plan(a)	Medicare Part D Subsidy Receipts
2018	$201	$10	$2
2019	215	9	1
2020	232	9	1
2021	250	8	1
2022	260	8	1
2023 – 2027	1,564	29	4
(a)	Net of expected retiree contributions and before Medicare Part D subsidy.

NOTE 17	Stock-Based Compensation

As part of its employee and director compensation programs, the Company currently may grant certain stock awards under the provisions of its stock incentive plan. The plan provides for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant. Option grants are generally exercisable up to ten years from the date of grant. In addition, the plan provides for grants of shares of common stock or stock units that are subject to restriction on transfer prior to vesting. Most stock and unit awards vest over three to five years and are subject to forfeiture if certain vesting requirements are not met. Stock incentive plans of acquired companies are generally terminated at the merger closing dates. Participants under such plans receive the Company’s common stock, or options to buy the Company’s common stock, based on the conversion terms of the various merger agreements. At December 31, 2017, there were 37 million shares (subject to adjustment for forfeitures) available for grant under the Company’s stock incentive plan.

Stock Option Awards

The following is a summary of stock options outstanding and exercised under prior and existing stock incentive plans of the Company:

Year Ended December 31	Stock Options/Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)

2017
Number outstanding at beginning of period	17,059,241	$29.95
Granted	1,066,188	54.97
Exercised	(5,389,741)	29.58
Cancelled(a)	(67,221)	43.31

Number outstanding at end of period(b)	12,668,467	$32.15	4.5	$272
Exercisable at end of period	9,647,937	$27.87	3.3	$248

2016
Number outstanding at beginning of period	25,725,708	$29.82
Granted	1,644,288	39.50
Exercised	(10,163,668)	31.09
Cancelled(a)	(147,087)	35.18

Number outstanding at end of period(b)	17,059,241	$29.95	4.1	$365
Exercisable at end of period	13,856,142	$27.53	3.1	$330

2015
Number outstanding at beginning of period	33,649,198	$29.31
Granted	1,122,697	44.28
Exercised	(8,721,834)	29.59
Cancelled(a)	(324,353)	32.93

Number outstanding at end of period(b)	25,725,708	$29.82	3.6	$331
Exercisable at end of period	22,446,095	$28.68	3.0	$314
(a)	Options cancelled include both non-vested (i.e., forfeitures) and vested options.
(b)	Outstanding options include stock-based awards that may be forfeited in future periods. The impact of the estimated forfeitures is reflected in compensation expense.

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

Year Ended December 31	2017	2016	2015
Estimated fair value	$14.66	$10.28	$12.23
Risk-free interest rates	2.0%	1.3%	1.7%
Dividend yield	2.6%	2.6%	2.6%
Stock volatility factor	.35	.36	.37
Expected life of options (in years)	5.5	5.5	5.5

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

The following summarizes certain stock option activity of the Company:

Year Ended December 31 (Dollars in Millions)	2017	2016	2015
Fair value of options vested	$13	$18	$25
Intrinsic value of options exercised	127	138	130
Cash received from options exercised	159	316	257
Tax benefit realized from options exercised	49	53	50

To satisfy option exercises, the Company predominantly uses treasury stock.

Additional information regarding stock options outstanding as of December 31, 2017, is as follows:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Shares	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
$11.02 – $20.00	1,562,979	1.2	$11.95	1,562,979	$11.95
$20.01 – $25.00	1,363,504	2.2	23.85	1,363,504	23.85
$25.01 – $30.00	3,661,570	3.4	28.21	3,661,570	28.21
$30.01 – $35.00	1,519,505	2.6	33.37	1,519,505	33.37
$35.01 – $40.00	1,534,333	8.1	39.49	355,492	39.49
$40.01 – $45.00	1,971,691	6.6	42.33	1,184,802	41.92
$50.01 – $55.01	1,054,885	9.1	54.97	85	55.01
	12,668,467	4.5	$32.15	9,647,937	$27.87

Restricted Stock and Unit Awards

A summary of the status of the Company’s restricted shares of stock and unit awards is presented below:

	2017		2016		2015
Year Ended December 31	Shares	Weighted- Average Grant- Date Fair Value	Shares	Weighted- Average Grant- Date Fair Value	Shares	Weighted- Average Grant- Date Fair Value
Outstanding at beginning of period	8,265,507	$39.50	6,894,831	$38.44	7,921,571	$34.09
Granted	2,850,927	54.45	4,879,421	39.65	2,897,396	44.24
Vested	(3,295,376)	40.66	(3,069,035)	37.25	(3,428,736)	33.27
Cancelled	(374,103)	43.91	(439,710)	40.18	(495,400)	38.66
Outstanding at end of period	7,446,955	$44.49	8,265,507	$39.50	6,894,831	$38.44

The total fair value of shares vested was $180 million, $128 million and $152 million for the years ended December 31, 2017, 2016 and 2015, respectively. Stock-based compensation expense was $163 million, $150 million and $125 million for the years ended December 31, 2017, 2016 and 2015, respectively. On an after-tax basis, stock-based compensation was $101 million, $93 million and $78 million for the years ended

December 31, 2017, 2016 and 2015, respectively. As of December 31, 2017, there was $191 million of total unrecognized compensation cost related to nonvested share-based arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 2.5 years as compensation expense.

NOTE 18	Income Taxes

The components of income tax expense were:

Year Ended December 31 (Dollars in Millions)	2017	2016	2015

Federal
Current	$2,086	$2,585	$1,956
Deferred	(1,180)	(711)	(223)

Federal income tax	906	1,874	1,733

State
Current	201	337	346
Deferred	157	(50)	18

State income tax	358	287	364

Total income tax provision	$1,264	$2,161	$2,097

A reconciliation of expected income tax expense at the federal statutory rate of 35 percent to the Company’s applicable income tax expense follows:

Year Ended December 31 (Dollars in Millions)	2017	2016	2015
Tax at statutory rate	$2,631	$2,837	$2,810
State income tax, at statutory rates, net of federal tax benefit	281	244	237
Tax effect of
Revaluation of tax related assets and liabilities(a)	(910)	–	–
Tax credits and benefits, net of related expenses	(774)	(710)	(700)
Tax-exempt income	(200)	(196)	(201)
Noncontrolling interests	(12)	(20)	(19)
Nondeductible legal and regulatory expenses	213	30	–
Other items	35 (b)	(24)	(30	)(c)

Applicable income taxes	$1,264	$2,161	$2,097
(a)	In late 2017, tax reform legislation was enacted that, among other provisions, reduced the federal statutory rate for corporations from 35 percent to 21 percent effective in 2018. In accordance with generally accepted accounting principles, the Company revalued its deferred tax assets and liabilities at December 31, 2017, resulting in an estimated net tax benefit of $910 million, which the Company recorded in 2017.
(b)	Includes excess tax benefits associated with stock-based compensation under accounting guidance effective January 1, 2017. Previously, these benefits were recorded in capital surplus.
(c)	Includes the resolution of certain tax matters with taxing authorities in the first quarter of 2015.

The tax effects of fair value adjustments on securities available-for-sale, derivative instruments in cash flow hedges, foreign currency translation adjustments, and pension and post-retirement plans are recorded directly to shareholders’ equity as part of other comprehensive income (loss).

In preparing its tax returns, the Company is required to interpret complex tax laws and regulations and utilize income and cost allocation methods to determine its taxable income. On an ongoing basis, the Company is subject to examinations by federal, state, local and foreign taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed and matters are resolved. Federal tax examinations for all years ending through December 31, 2010, are completed and resolved. The Company’s tax returns for the years ended December 31, 2011 through 2016 are under examination by the Internal Revenue Service. The years open to examination by state and local government authorities vary by jurisdiction.

A reconciliation of the changes in the federal, state and foreign unrecognized tax position balances are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2017	2016	2015
Balance at beginning of period	$302	$243	$267
Additions (reductions) for tax positions taken in prior years	3	57	(17)
Additions for tax positions taken in the current year	9	12	13
Exam resolutions	(23)	(6)	(17)
Statute expirations	(4)	(4)	(3)

Balance at end of period	$287	$302	$243

The total amount of unrecognized tax positions that, if recognized, would impact the effective income tax rate as of December 31, 2017, 2016 and 2015, were $265 million, $234 million and $165 million, respectively. The Company classifies interest and penalties related to unrecognized tax positions as a component of income tax expense. At

December 31, 2017, the Company’s unrecognized tax position balance included $53 million in accrued interest. During the years ended December 31, 2017, 2016 and 2015 the Company recorded approximately $16 million, $7 million and $(1) million, respectively, in interest on unrecognized tax positions.

Deferred income tax assets and liabilities reflect the tax effect of estimated temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The significant components of the Company’s net deferred tax asset (liability) follows:

At December 31 (Dollars in Millions)	2017	2016

Deferred Tax Assets
Federal, state and foreign net operating loss and credit carryforwards	$2,249	$971
Allowance for credit losses	1,116	1,667
Accrued expenses	468	806
Partnerships and other investment assets	252	521
Securities available-for-sale and financial instruments	111	220
Stock compensation	79	120
Pension and postretirement benefits	–	394
Other deferred tax assets, net	215	291

Gross deferred tax assets	4,490	4,990

Deferred Tax Liabilities
Leasing activities	(2,277)	(3,096)
Goodwill and other intangible assets	(693)	(962)
Mortgage servicing rights	(604)	(883)
Loans	(160)	(234)
Pension and postretirement benefits	(20)	–
Fixed assets	(4)	(60)
Other deferred tax liabilities, net	(131)	(113)

Gross deferred tax liabilities	(3,889)	(5,348)
Valuation allowance	(128)	(121)

Net Deferred Tax Asset (Liability)	$473	$(479)

The Company has approximately $1.7 billion of federal, state and foreign net operating loss carryforwards which expire at various times through 2037. A substantial portion of these carryforwards relate to state-only net operating losses, which are subject to a full valuation allowance as they are not expected to be realized within the carryforward period. Management has determined it is more likely than not the other net deferred tax assets could be realized through carry back to taxable income in prior years, future reversals of existing taxable temporary differences and future taxable income.

In addition, the Company has $2.1 billion of federal credit carryforwards which expire at various times through 2037 which are not subject to a valuation allowance as management believes that it is more likely than not that the credits will be utilized within the carryforward period.

At December 31, 2017, retained earnings included approximately $102 million of base year reserves of acquired thrift institutions, for which no deferred federal income tax liability has been recognized. These base year reserves would be recaptured if certain subsidiaries of the Company cease to qualify as a bank for federal income tax purposes. The base year reserves also remain subject to income tax penalty provisions that, in general, require recapture upon certain stock redemptions of, and excess distributions to, stockholders.

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

Fair Value Hedges These derivatives are interest rate swaps the Company uses to hedge the change in fair value related to interest rate changes of its underlying fixed-rate debt. Changes in the fair value of derivatives designated as fair value hedges, and changes in the fair value of the hedged items, are recorded in earnings. All fair value hedges were highly effective for the year ended December 31, 2017, and the change in fair value attributed to hedge ineffectiveness was not material.

Cash Flow Hedges These derivatives are interest rate swaps the Company uses to hedge the forecasted cash flows from its underlying variable-rate debt. Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income (loss) until the cash flows of the hedged items are realized. If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in other comprehensive income (loss) is reported in earnings immediately, unless the forecasted transaction is at least reasonably possible of occurring, whereby the amounts remain within other comprehensive income (loss). At December 31, 2017, the Company had $71 million (net-of-tax) of realized and unrealized gains on derivatives classified as cash flow hedges recorded in other comprehensive income (loss), compared with $55 million (net-of-tax) of realized and unrealized gains at December 31, 2016. The estimated amount to be reclassified from other comprehensive income (loss) into earnings during the next 12 months is a gain of $4 million (net-of-tax). This amount includes gains and losses related to hedges that were terminated early for which the forecasted transactions are still probable. All cash flow hedges were highly effective for the year ended December 31, 2017, and the change in fair value attributed to hedge ineffectiveness was not material.

Net Investment Hedges The Company uses forward commitments to sell specified amounts of certain foreign currencies, and non-derivative debt instruments, to hedge the volatility of its net investment in foreign operations driven by fluctuations in foreign currency exchange rates. The ineffectiveness on all net investment hedges was not material for the year ended December 31, 2017. At December 31, 2017, the carrying amount of non-derivative debt instruments designated as net investment hedges was $1.2 billion. There were no non-derivative debt instruments designated as net investment hedges at December 31, 2016.

Other Derivative Positions The Company enters into free-standing derivatives to mitigate interest rate risk and for other risk management purposes. These derivatives include forward commitments to sell to-be-announced securities (“TBAs”) and other commitments to sell residential mortgage loans, which are used to economically hedge the interest rate risk related to residential MLHFS and unfunded mortgage loan commitments. The Company also enters into interest rate swaps, swaptions, forward commitments to buy TBAs, U.S. Treasury and Eurodollar futures and options on U.S. Treasury futures to economically hedge the change in the fair value of the Company’s MSRs. The Company also enters into foreign currency forwards to economically hedge remeasurement gains and losses the Company recognizes on foreign currency denominated assets and liabilities. In addition, the Company acts as a seller and buyer of interest rate derivatives and foreign exchange contracts for its customers. The Company mitigates the market and liquidity risk associated with these customer derivatives by entering into similar offsetting positions with broker-dealers, or on a portfolio basis by entering into other derivative or non-derivative financial instruments that partially or fully offset the exposure from these customer-related positions. The Company’s customer derivatives and related hedges are monitored and reviewed by the Company’s Market Risk Committee, which establishes policies for market risk management, including exposure limits for each portfolio. The Company also has derivative contracts that are created through its operations, including certain unfunded mortgage loan commitments and swap agreements related to the sale of a portion of its Class B common shares of Visa Inc. Refer to Note 21 for further information on these swap agreements.

For additional information on the Company’s purpose for entering into derivative transactions and its overall risk management strategies, refer to “Management Discussion and Analysis — Use of Derivatives to Manage Interest Rate and Other Risks”, which is incorporated by reference into these Notes to Consolidated Financial Statements.

The following table summarizes the asset and liability management derivative positions of the Company:

	Asset Derivatives			Liability Derivatives
(Dollars in Millions)	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years

December 31, 2017
Fair value hedges
Interest rate contracts
Receive fixed/pay floating swaps	$1,000	$28	6.70	$3,600	$16	1.55
Cash flow hedges
Interest rate contracts
Pay fixed/receive floating swaps	3,772	5	6.73	–	–	–
Net investment hedges
Foreign exchange forward contracts	–	–	–	373	8	.05
Other economic hedges
Interest rate contracts
Futures and forwards
Buy	1,632	7	.10	1,326	2	.04
Sell	15,291	10	.89	4,511	10	.03
Options
Purchased	4,985	65	7.57	–	–	–
Written	1,285	21	.10	5	–	.05
Receive fixed/pay floating swaps	2,019	5	16.49	5,469	–	8.43
Pay fixed/receive floating swaps	4,844	21	7.69	46	1	6.70
Foreign exchange forward contracts	147	1	.02	669	8	.04
Equity contracts	45	–	1.10	88	1	.58
Credit contracts	1,559	–	3.41	3,779	1	3.16
Other(a)	–	–	–	1,164	125	2.50
Total	$36,579	$163		$21,030	$172

December 31, 2016
Fair value hedges
Interest rate contracts
Receive fixed/pay floating swaps	$2,550	$49	4.28	$1,250	$12	2.32
Cash flow hedges
Interest rate contracts
Pay fixed/receive floating swaps	3,272	108	8.63	2,787	35	.83
Net investment hedges
Foreign exchange forward contracts	1,347	15	.04	–	–	–
Other economic hedges
Interest rate contracts
Futures and forwards
Buy	1,748	13	.09	1,722	18	.05
Sell	2,278	129	.08	4,214	43	.09
Options
Purchased	1,565	43	8.60	–	–	–
Written	1,073	25	.07	12	1	.06
Receive fixed/pay floating swaps	6,452	26	11.48	1,561	16	6.54
Pay fixed/receive floating swaps	4,705	13	6.51	2,320	9	7.80
Foreign exchange forward contracts	849	6	.02	867	6	.02
Equity contracts	11	–	.40	102	1	.57
Credit contracts	1,397	–	3.38	3,674	2	3.57
Other(a)	19	–	.03	830	106	3.42
Total	$27,266	$427		$19,339	$249
(a)	Includes derivative liability swap agreements related to the sale of a portion of the Company’s Class B common shares of Visa Inc. The Visa swap agreements had a total notional value, fair value and weighted average remaining maturity of $1.2 billion, $125 million and 2.50 years at December 31, 2017, respectively, compared to $811 million, $106 million and 3.50 years at December 31, 2016, respectively. In addition, includes short-term underwriting purchase and sale commitments with total asset and liability notional values of $19 million at December 31, 2016.

The following table summarizes the customer-related derivative positions of the Company:

	Asset Derivatives			Liability Derivatives
(Dollars in Millions)	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years

December 31, 2017
Interest rate contracts
Receive fixed/pay floating swaps	$28,681	$679	5.71	$59,990	$840	4.27
Pay fixed/receive floating swaps	63,038	860	4.20	25,093	602	5.76
Options
Purchased	29,091	22	1.61	880	14	4.24
Written	880	15	4.24	27,056	20	1.50
Futures
Sell	7,007	4	1.21	–	–	–
Foreign exchange rate contracts
Forwards, spots and swaps	24,099	656	.81	23,440	636	.83
Options
Purchased	4,026	83	1.20	–	–	–
Written	–	–	–	4,026	83	1.20
Total	$156,822	$2,319		$140,485	$2,195

December 31, 2016
Interest rate contracts
Receive fixed/pay floating swaps	$38,501	$930	4.07	$39,403	$632	4.89
Pay fixed/receive floating swaps	36,671	612	4.99	40,324	996	4.07
Options
Purchased	14,545	51	1.85	125	2	1.37
Written	125	3	1.37	13,518	50	1.70
Futures
Buy	306	–	1.96	7,111	7	.90
Foreign exchange rate contracts
Forwards, spots and swaps	20,664	849	.58	19,640	825	.60
Options
Purchased	2,376	98	1.67	–	–	–
Written	–	–	–	2,376	98	1.67
Total	$113,188	$2,543		$122,497	$2,610

The table below shows the effective portion of the gains (losses) recognized in other comprehensive income (loss) and the gains (losses) reclassified from other comprehensive income (loss) into earnings (net-of-tax) for the years ended December 31:

	Gains (Losses) Recognized in Other Comprehensive Income (Loss)			Gains (Losses) Reclassified from Other Comprehensive Income (Loss) into Earnings
(Dollars in Millions)	2017	2016	2015	2017	2016	2015

Asset and Liability Management Positions
Cash flow hedges
Interest rate contracts(a)	$(3)	$46	$(15)	$(19)	$(76)	$(120)
Net investment hedges
Foreign exchange forward contracts	(56)	33	101	–	–	–
Non-derivative debt instruments	(46)	–	–	–	–	–

Note: Ineffectiveness on cash flow and net investment hedges was not material for the years ended December 31, 2017, 2016 and 2015.

(a)	Gains (Losses) reclassified from other comprehensive income (loss) into interest expense.

The table below shows the gains (losses) recognized in earnings for fair value hedges, other economic hedges and the customer-related positions for the years ended December 31:

(Dollars in Millions)	Location of Gains (Losses) Recognized in Earnings	2017	2016	2015

Asset and Liability Management Positions
Fair value hedges(a)
Interest rate contracts	Other noninterest income	$(28)	$(31)	$7
Other economic hedges
Interest rate contracts
Futures and forwards	Mortgage banking revenue	24	101	186
Purchased and written options	Mortgage banking revenue	237	331	191
Receive fixed/pay floating swaps	Mortgage banking revenue	255	226	139
Pay fixed/receive floating swaps	Mortgage banking revenue	(220)	(140)	(33)
Foreign exchange forward contracts	Commercial products revenue	(69)	(14)	108
Equity contracts	Compensation expense	1	1	(1)
Credit contracts	Other noninterest income	3	1	2
Other	Other noninterest income	(1)	(39)	–

Customer-Related Positions
Interest rate contracts
Receive fixed/pay floating swaps	Other noninterest income	(876)	(708)	360
Pay fixed/receive floating swaps	Other noninterest income	943	769	(320)
Purchased and written options	Other noninterest income	(24)	(5)	3
Futures	Other noninterest income	(3)	(6)	1
Foreign exchange rate contracts
Forwards, spots and swaps	Commercial products revenue	92	88	74
Purchased and written options	Commercial products revenue	2	(1)	2
(a)	Gains (Losses) on items hedged by interest rate contracts included in noninterest income (expense), were $28 million, $31 million and $(7) million for the years ended December 31, 2017, 2016 and 2015, respectively. The ineffective portion was immaterial for the years ended December 31, 2017, 2016 and 2015.

Derivatives are subject to credit risk associated with counterparties to the derivative contracts. The Company measures that credit risk using a credit valuation adjustment and includes it within the fair value of the derivative. The Company manages counterparty credit risk through diversification of its derivative positions among various counterparties, by entering into derivative positions that are centrally cleared through clearinghouses, by entering into master netting arrangements and, where possible, by requiring collateral arrangements. A master netting arrangement allows two counterparties, who have multiple derivative contracts with each other, the ability to net settle amounts under all contracts, including any related collateral, through a single payment and in a single currency. Collateral arrangements generally require the counterparty to deliver collateral (typically cash or U.S. Treasury and agency securities) equal to the Company’s net derivative receivable, subject to minimum transfer and credit rating requirements.

The Company’s collateral arrangements are predominately bilateral and, therefore, contain provisions that require collateralization of the Company’s net liability derivative positions. Required collateral coverage is based on net liability thresholds and may be contingent upon the Company’s credit rating from two of the nationally recognized statistical rating organizations. If the Company’s credit rating were to fall below credit ratings thresholds established in the collateral arrangements, the counterparties to the derivatives could request immediate additional collateral coverage up to and including full collateral coverage for derivatives in a net liability position. The aggregate fair value of all derivatives under collateral arrangements that were in a net liability position at December 31, 2017, was $577 million. At December 31, 2017, the Company had $527 million of cash posted as collateral against this net liability position.

NOTE 20	Netting Arrangements for Certain Financial Instruments and Securities Financing
Activities

The Company’s derivative portfolio consists of bilateral over-the-counter trades, certain interest rate derivatives and credit contracts required to be centrally cleared through clearinghouses per current regulations, and exchange-traded positions which may include U.S. Treasury and Eurodollar futures or options on U.S. Treasury futures. Of the Company’s $354.9 billion total notional amount of derivative positions at December 31, 2017, $189.8 billion related to bilateral over-the-counter trades, $146.1 billion related to those centrally cleared through clearinghouses and $19.0 billion related to those that were exchange-traded. Irrespective of how derivatives are traded, the Company’s derivative contracts typically include offsetting rights (referred to as netting arrangements), and depending on expected volume, credit risk, and counterparty preference, collateral maintenance may be required. For all derivatives under collateral support arrangements, fair value is determined daily and, depending on the collateral maintenance requirements, the Company and a counterparty may receive or deliver collateral, based upon the net fair value of all derivative positions between the Company and the counterparty. Collateral is typically cash, but securities may be allowed under collateral arrangements with certain counterparties. Receivables and payables related to cash collateral are included in other assets and other liabilities on the Consolidated Balance Sheet, along with the related derivative asset and liability fair values. Any securities pledged to counterparties as collateral remain on the Consolidated Balance Sheet. Securities received from counterparties as collateral are not recognized on the Consolidated Balance Sheet, unless the counterparty defaults. In general, securities used as collateral can be sold, repledged or otherwise used by the party in possession. No restrictions exist on the use of cash collateral by either party. Refer to Note 19 for further discussion of the Company’s derivatives, including collateral arrangements.

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

Securities transferred to counterparties under repurchase agreements and securities loaned transactions continue to be recognized on the Consolidated Balance Sheet, are measured at fair value, and are included in investment securities or other assets. Securities received from counterparties under reverse repurchase agreements and securities borrowed transactions are not recognized on the Consolidated Balance Sheet unless the counterparty defaults. The securities transferred under repurchase and reverse repurchase transactions typically are U.S. Treasury and agency securities, residential agency mortgage-backed securities or corporate debt securities. The securities loaned or borrowed typically are corporate debt securities traded by the Company’s broker-dealer. In general, the securities transferred can be sold, repledged or otherwise used by the party in possession. No restrictions exist on the use of cash collateral by either party. Repurchase/reverse repurchase and securities loaned/borrowed transactions expose the Company to counterparty risk. The Company manages this risk by performing assessments, independent of business line managers, and establishing concentration limits on each counterparty.

Additionally, these transactions include collateral arrangements that require the fair values of the underlying securities to be determined daily, resulting in cash being obtained or refunded to counterparties to maintain specified collateral levels.

The following table summarizes the maturities by category of collateral pledged for repurchase agreements and securities loaned transactions:

(Dollars in Millions)	Overnight and Continuous	Less Than 30 Days	Total

December 31, 2017
Repurchase agreements
U.S. Treasury and agencies	$25	$–	$25
Residential agency mortgage-backed securities	644	30	674
Corporate debt securities	104	–	104
Total repurchase agreements	773	30	803
Securities loaned
Corporate debt securities	111	–	111
Total securities loaned	111	–	111
Gross amount of recognized liabilities	$884	$30	$914

December 31, 2016
Repurchase agreements
U.S. Treasury and agencies	$60	$–	$60
Residential agency mortgage-backed securities	681	30	711
Corporate debt securities	30	–	30
Total repurchase agreements	771	30	801
Securities loaned
Corporate debt securities	223	–	223
Total securities loaned	223	–	223
Gross amount of recognized liabilities	$994	$30	$1,024

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

The Company has elected to offset the assets and liabilities under netting arrangements for the balance sheet presentation of the majority of its derivative counterparties, excluding certain centrally cleared derivative contracts due to current uncertainty about the legal enforceability of netting arrangements. The netting occurs at the counterparty level, and includes all assets and liabilities related to the derivative contracts, including those associated with cash collateral received or delivered. The Company has not elected to offset the assets and liabilities under netting arrangements for the balance sheet presentation of repurchase/reverse repurchase and securities loaned/borrowed transactions.

The following tables provide information on the Company’s netting adjustments, and items not offset on the Consolidated Balance Sheet but available for offset in the event of default:

	Gross Recognized Assets	Gross Amounts Offset on the Consolidated Balance Sheet(a)	Net Amounts Presented on the Consolidated Balance Sheet	Gross Amounts Not Offset on the Consolidated Balance Sheet
(Dollars in Millions)				Financial Instruments(b)	Collateral Received(c)	Net Amount

December 31, 2017
Derivative assets(d)	$1,759	$(652)	$1,107	$(110)	$(5)	$992
Reverse repurchase agreements	24	–	24	(24)	–	–
Securities borrowed	923	–	923	–	(896)	27
Total	$2,706	$(652)	$2,054	$(134)	$(901)	$1,019

December 31, 2016
Derivative assets(d)	$2,122	$(984)	$1,138	$(78)	$(10)	$1,050
Reverse repurchase agreements	77	–	77	(60)	(17)	–
Securities borrowed	944	–	944	(10)	(909)	25
Total	$3,143	$(984)	$2,159	$(148)	$(936)	$1,075
(a)	Includes $50 million and $210 million of cash collateral related payables that were netted against derivative assets at December 31, 2017 and 2016, respectively.
(b)	For derivative assets this includes any derivative liability fair values that could be offset in the event of counterparty default; for reverse repurchase agreements this includes any repurchase agreement payables that could be offset in the event of counterparty default; for securities borrowed this includes any securities loaned payables that could be offset in the event of counterparty default.
(c)	Includes the fair value of securities received by the Company from the counterparty. These securities are not included on the Consolidated Balance Sheet unless the counterparty defaults.
(d)	Excludes $723 million and $848 million at December 31, 2017 and 2016, respectively, of derivative assets not subject to netting arrangements or where uncertainty exists regarding legal enforceability of the netting arrangements.

	Gross Recognized Liabilities	Gross Amounts Offset on the Consolidated Balance Sheet(a)	Net Amounts Presented on the Consolidated Balance Sheet	Gross Amounts Not Offset on the Consolidated Balance Sheet
(Dollars in Millions)				Financial Instruments(b)	Collateral Pledged(c)	Net Amount

December 31, 2017
Derivative liabilities(d)	$1,629	$(1,130)	$499	$(110)	$–	$389
Repurchase agreements	803	–	803	(24)	(779)	–
Securities loaned	111	–	111	–	(110)	1
Total	$2,543	$(1,130)	$1,413	$(134)	$(889)	$390

December 31, 2016
Derivative liabilities(d)	$1,951	$(1,185)	$766	$(78)	$–	$688
Repurchase agreements	801	–	801	(60)	(741)	–
Securities loaned	223	–	223	(10)	(211)	2
Total	$2,975	$(1,185)	$1,790	$(148)	$(952)	$690
(a)	Includes $528 million and $411 million of cash collateral related receivables that were netted against derivative liabilities at December 31, 2017 and 2016, respectively.
(b)	For derivative liabilities this includes any derivative asset fair values that could be offset in the event of counterparty default; for repurchase agreements this includes any reverse repurchase agreement receivables that could be offset in the event of counterparty default; for securities loaned this includes any securities borrowed receivables that could be offset in the event of counterparty default.
(c)	Includes the fair value of securities pledged by the Company to the counterparty. These securities are included on the Consolidated Balance Sheet unless the Company defaults.
(d)	Excludes $738 million and $908 million at December 31, 2017 and 2016, respectively, of derivative liabilities not subject to netting arrangements or where uncertainty exists regarding legal enforceability of the netting arrangements.

NOTE 21	Fair Values of Assets and Liabilities

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

The Company groups its assets and liabilities measured at fair value into a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value. This hierarchy is based on whether the valuation inputs are observable or unobservable. These levels are:

–	Level 1 — Quoted prices in active markets for identical assets or liabilities. Level 1 includes U.S. Treasury securities, as well as exchange-traded instruments.

–	Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2

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

When the Company changes its valuation inputs for measuring financial assets and financial liabilities at fair value, either due to changes in current market conditions or other factors, it may need to transfer those assets or liabilities to another level in the hierarchy based on the new inputs used. The Company recognizes these transfers at the end of the reporting period in which the transfers occur. During the years ended December 31, 2017, 2016 and 2015, there were no transfers of financial assets or financial liabilities between the hierarchy levels.

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

The following section describes the valuation methodologies used by the Company to measure financial assets and liabilities at fair value and for estimating fair value for financial instruments not recorded at fair value as required under disclosure guidance related to the fair value of financial instruments. In addition, the following section includes an indication of the level of the fair value hierarchy in which the assets or liabilities are classified. Where appropriate, the description includes information about the valuation models and key inputs to those models. During the years ended December 31, 2017, 2016 and 2015, there were no significant changes to the valuation techniques used by the Company to measure fair value.

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

For other securities, quoted market prices may not be readily available for the specific securities. When possible, the Company determines fair value based on market observable information, including quoted market prices for similar securities, inactive transaction prices, and broker quotes. These securities are classified within Level 2 of the fair value hierarchy. Level 2 valuations are generally provided by a third party pricing service. The Company reviews the valuation methodologies utilized by the pricing service and, on a quarterly basis, reviews the security level prices provided by the pricing service against management’s expectation of fair value, based on changes in various benchmarks and market knowledge from recent trading activity. Additionally, each quarter, the Company validates the fair value provided by the pricing services by comparing them to recent observable market trades (where available), broker provided quotes, or other independent secondary pricing sources. Prices obtained from the pricing service are adjusted if they are found to be inconsistent with relevant market data. Level 2 investment securities are predominantly agency mortgage-backed securities, certain other asset-backed securities, obligations of state and political subdivisions and agency debt securities.

The fair value of securities for which there are no market trades, or where trading is inactive as compared to normal market activity, are classified within Level 3 of the fair value hierarchy. The Company determines the fair value of these securities by using a discounted cash flow methodology and incorporating observable market information, where available. These valuations are modeled by a unit within the Company’s treasury department. The valuations use assumptions regarding housing prices, interest rates and borrower performance. Inputs are refined and updated at least quarterly to reflect market developments and actual performance. The primary valuation drivers of these securities are the prepayment rates, default rates and default severities associated with the underlying collateral, as well as the discount rate used to calculate the present value of the projected cash flows. Level 3 fair values, including the assumptions used, are subject to review by senior management in corporate functions, who are independent from the modeling. The fair value measurements are also compared to fair values provided by third party pricing services and broker provided quotes, where available. Securities classified within Level 3 include non-agency mortgage-backed securities, non-agency commercial mortgage-backed securities, certain asset-backed securities and certain corporate debt securities. At December 31, 2017, the Company did not have any available-for-sale investment securities classified within Level 3.

Mortgage Loans Held For Sale MLHFS measured at fair value, for which an active secondary market and readily available market prices exist, are initially valued at the transaction price and are subsequently valued by comparison to instruments with similar collateral and risk profiles. MLHFS are classified within Level 2. The valuations of MLHFS are developed by the mortgage banking division and are subject to independent price verification procedures by corporate functions. Included in mortgage banking revenue were net gains of $84 million, $33 million and $27 million for the years ended December 31, 2017, 2016 and 2015, respectively, from the changes to fair value of these MLHFS under fair value option accounting guidance. Changes in fair value due to instrument specific credit risk were immaterial. Interest income for MLHFS is measured based on contractual interest rates and reported as interest income on the Consolidated Statement of Income. Electing to measure MLHFS at fair value reduces certain timing differences and better matches changes in fair value of these assets with changes in the value of the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting.

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

Derivatives The majority of derivatives held by the Company are executed over-the-counter or centrally cleared through clearinghouses and are valued using standard cash flow, Black-Derman-Toy and Monte Carlo valuation techniques. The models incorporate inputs, depending on the type of derivative, including interest rate curves, foreign exchange rates and volatility. The inputs into these models are subject to independent review by corporate functions. Additionally, the Company’s valuations are compared to counterparty valuations, where available. All derivative values incorporate an assessment of the risk of counterparty nonperformance, measured based on the Company’s evaluation of credit risk as well as external assessments of credit risk, where available. The Company monitors and manages its nonperformance risk by considering its ability to net derivative positions under master netting arrangements, as well as collateral received or provided under collateral arrangements. Accordingly, the Company has elected to measure the fair value of derivatives, at a counterparty level, on a net basis. The majority of the derivatives are classified within Level 2 of the fair value hierarchy, as the significant inputs to the models, including nonperformance risk, are observable. However, certain derivative transactions are with counterparties where risk of nonperformance cannot be observed in the market and, therefore, the credit valuation adjustments result in these derivatives being classified within Level 3 of the fair value hierarchy. The credit valuation adjustments for nonperformance risk are determined by the Company’s treasury department using credit assumptions provided by the risk management department. The credit assumptions are compared to actual results quarterly and are recalibrated as appropriate.

The Company also has other derivative contracts that are created through its operations, including commitments to purchase and originate mortgage loans and swap agreements executed in conjunction with the sale of a portion of its Class B common shares of Visa Inc. (the “Visa swaps”). The mortgage loan commitments are valued by pricing models that include market observable and unobservable inputs, which result in the commitments being classified within Level 3 of the fair value hierarchy. The unobservable inputs include assumptions about the percentage of commitments that actually become a closed loan and the MSR value that is inherent in the underlying loan value, both of which are developed by the Company’s mortgage banking division. The closed loan percentages for the mortgage loan commitments are monitored on an on-going basis, as these percentages are also used for the Company’s economic hedging activities. The inherent MSR value for the commitments are generated by the same models used for the Company’s MSRs and thus are subject to the same processes and controls as described for the MSRs above. The Visa swaps require payments by either the Company or the purchaser of the Visa Inc. Class B common shares when there are changes in the conversion rate of the Visa Inc. Class B common shares to Visa Inc. Class A common shares, as well as quarterly payments to the purchaser based on specified terms of the agreements. Management reviews and updates the Visa swaps fair value in conjunction with its review of Visa Inc. related litigation contingencies, and the associated escrow funding. The fair value of the Visa swaps are calculated by the Company’s corporate development department using a discounted cash flow methodology which includes unobservable inputs about the timing and settlement amounts related to the resolution of certain Visa Inc. related litigation. The expected litigation resolution impacts the Visa Inc. Class B common share to Visa Inc. Class A common share conversion rate, as well as the ultimate termination date for the Visa swaps. Accordingly, the Visa swaps are classified within Level 3. Refer to Note 22 for further information on the Visa Inc. restructuring and related card association litigation.

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

Deposit Liabilities The fair value of demand deposits, savings accounts and certain money market deposits is equal to the amount payable on demand. The fair value of fixed-rate certificates of deposit is estimated by discounting the contractual cash flow using current market rates. Deposit liabilities are classified within Level 2. Fair value is provided for disclosure purposes only.

Short-term Borrowings Federal funds purchased, securities sold under agreements to repurchase, commercial paper and other short-term funds borrowed have floating rates or short-term maturities. The fair value of short-term borrowings is determined by discounting contractual cash flows using current market rates. Short-term borrowings are classified within Level 2. Included in short-term borrowings is the Company’s obligation on securities sold short, which is required to be accounted for at fair value per applicable accounting guidance. Fair value for other short-term borrowings is provided for disclosure purposes only.

Long-term Debt The fair value for most long-term debt is determined by discounting contractual cash flows using current market rates. Long-term debt is classified within Level 2. Fair value is provided for disclosure purposes only.

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

Prepayment rates generally move in the opposite direction of market interest rates. In the current environment, an increase in the probability of default will generally be accompanied with an increase in loss severity, as both are impacted by underlying collateral values. Discount margins are influenced by market expectations about the security’s collateral performance and, therefore, may directionally move with probability and severity of default; however, discount margins are also impacted by broader market forces, such as competing investment yields, sector liquidity, economic news, and other macroeconomic factors. At December 31, 2017, the Company did not have any available-for-sale investment securities classified within Level 3.

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

The following table shows the significant valuation assumption ranges for MSRs at December 31, 2017:

	Minimum	Maximum	Average
Expected prepayment	6%	17%	10%
Option adjusted spread	7	10	8

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

The following table shows the significant valuation assumption ranges for the Company’s derivative commitments to purchase and originate mortgage loans at December 31, 2017:

	Minimum	Maximum	Average
Expected loan close rate	6%	100%	80%
Inherent MSR value (basis points per loan)	(1)	184	117

The significant unobservable input used in the fair value measurement of certain of the Company’s asset/liability and customer-related derivatives is the credit valuation adjustment related to the risk of counterparty nonperformance. A significant increase in the credit valuation adjustment would result in a lower fair value measurement. A significant decrease in the credit valuation adjustment would result in a higher fair value measurement. The credit valuation adjustment is impacted by changes in the Company’s assessment of the counterparty’s credit position. At December 31, 2017, the minimum, maximum and average credit valuation adjustment as a percentage of the derivative contract fair value prior to adjustment was 0 percent, 98 percent and 2 percent, respectively.

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

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis:

(Dollars in Millions)	Level 1	Level 2	Level 3	Netting	Total
December 31, 2017
Available-for-sale securities
U.S. Treasury and agencies	$22,572	$729	$–	$–	$23,301
Mortgage-backed securities
Residential
Agency	–	38,031	–	–	38,031
Commercial
Agency	–	6	–	–	6
Asset-backed securities
Other	–	419	–	–	419
Obligations of state and political
subdivisions	–	6,358	–	–	6,358
Other investments	22	–	–	–	22
Total available-for-sale	22,594	45,543	–	–	68,137
Mortgage loans held for sale	–	3,534	–	–	3,534
Mortgage servicing rights	–	–	2,645	–	2,645
Derivative assets	6	1,960	516	(652)	1,830
Other assets	154	1,163	–	–	1,317
Total	$22,754	$52,200	$3,161	$(652)	$77,463
Derivative liabilities	$–	$1,958	$409	$(1,130)	$1,237
Short-term borrowings and other liabilities(c)	101	894	–	–	995
Total	$101	$2,852	$409	$(1,130)	$2,232
December 31, 2016
Available-for-sale securities
U.S. Treasury and agencies	$16,355	$772	$–	$–	$17,127
Mortgage-backed securities
Residential
Agency	–	43,138	–	–	43,138
Non-agency
Prime(a)	–	–	242	–	242
Non-prime(b)	–	–	195	–	195
Commercial
Agency	–	15	–	–	15
Asset-backed securities
Other	–	481	2	–	483
Obligations of state and political subdivisions	–	5,039	–	–	5,039
Corporate debt securities	–	–	9	–	9
Other investments	36	–	–	–	36
Total available-for-sale	16,391	49,445	448	–	66,284
Mortgage loans held for sale	–	4,822	–	–	4,822
Mortgage servicing rights	–	–	2,591	–	2,591
Derivative assets	–	2,416	554	(984)	1,986
Other assets	183	1,137	–	–	1,320
Total	$16,574	$57,820	$3,593	$(984)	$77,003
Derivative liabilities	$7	$2,469	$383	$(1,185)	$1,674
Short-term borrowings and other liabilities(c)	142	938	–	–	1,080
Total	$149	$3,407	$383	$(1,185)	$2,754
(a)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(b)	Includes all securities not meeting the conditions to be designated as prime.
(c)	Primarily represents the Company’s obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.

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
2017
Available-for-sale securities
Mortgage-backed securities
Residential non-agency
Prime(a)	$242	$–		$(2)		$–	$(234)	$(6)	$–		$–	$–	$–
Non-prime(b)	195	–		(17)		–	(175)	(3)	–		–	–	–
Asset-backed securities
Other	2	–		–		–	(2)	–	–		–	–	–
Corporate debt securities	9	–		2		–	(11)	–	–		–	–	–
Total available-for-sale	448	–		(17	)(e)	–	(422)	(9)	–		–	–	–
Mortgage servicing rights	2,591	(404	)(c)	–		13	–	–	445	(f)	–	2,645	(404	)(c)
Net derivative assets and liabilities	171	317	(d)	–		1	(10)	–	–		(372)	107	(52	)(g)

2016
Available-for-sale securities
Mortgage-backed securities
Residential non-agency
Prime(a)	$318	$(1)		$–		$–	$–	$(75)	$–		$–	$242	$–
Non-prime(b)	240	(1)		(2)		–	–	(42)	–		–	195	(2)
Asset-backed securities
Other	2	–		–		–	–	–	–		–	2	–
Corporate debt securities	9	–		–		–	–	–	–		–	9	–
Total available-for-sale	569	(2	)(h)	(2	)(e)	–	–	(117)	–		–	448	(2)
Mortgage servicing rights	2,512	(488	)(c)	–		43	–	–	524	(f)	–	2,591	(488	)(c)
Net derivative assets and liabilities	498	332	(i)	–		2	(14)	–	–		(647)	171	(257	)(j)

2015
Available-for-sale securities
Mortgage-backed securities
Residential non-agency
Prime(a)	$405	$–		$(4)		$–	$–	$(83)	$–		$–	$318	$(4)
Non-prime(b)	280	(1)		(1)		–	–	(38)	–		–	240	(1)
Asset-backed securities
Other	62	4		(2)		–	(51)	(11)	–		–	2	–
Corporate debt securities	9	–		–		–	–	–	–		–	9	–
Total available-for-sale	756	3	(k)	(7	)(e)	–	(51)	(132)	–		–	569	(5)
Mortgage servicing rights	2,338	(487	)(c)	–		29	–	–	632	(f)	–	2,512	(487	)(c)
Net derivative assets and liabilities	574	707	(l)	–		1	(13)	–	–		(771)	498	135	(m)
(a)	Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value, loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).
(b)	Includes all securities not meeting the conditions to be designated as prime.
(c)	Included in mortgage banking revenue.
(d)	Approximately $21 million included in other noninterest income and $296 million included in mortgage banking revenue.
(e)	Included in changes in unrealized gains and losses on securities available-for-sale.
(f)	Represents MSRs capitalized during the period.
(g)	Approximately $(77) million included in other noninterest income and $25 million included in mortgage banking revenue.
(h)	Approximately $(3) million included in securities gains (losses) and $1 million included in interest income.
(i)	Approximately $(77) million included in other noninterest income and $409 million included in mortgage banking revenue.
(j)	Approximately $(276) million included in other noninterest income and $19 million included in mortgage banking revenue.
(k)	Included in interest income.
(l)	Approximately $289 million included in other noninterest income and $418 million included in mortgage banking revenue.
(m)	Approximately $92 million included in other noninterest income and $43 million included in mortgage banking revenue.

The Company is also required periodically to measure certain other financial assets at fair value on a nonrecurring basis. These measurements of fair value usually result from the application of lower-of-cost-or-fair value accounting or write-downs of individual assets.

The following table summarizes the balances as of the measurement date of assets measured at fair value on a nonrecurring basis, and still held as of December 31:

	2017				2016
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans(a)	$–	$–	$150	$150	$–	$–	$59	$59
Other assets(b)	–	–	31	31	–	–	60	60
(a)	Represents the carrying value of loans for which adjustments were based on the fair value of the collateral, excluding loans fully charged-off.
(b)	Primarily represents the fair value of foreclosed properties that were measured at fair value based on an appraisal or broker price opinion of the collateral subsequent to their initial acquisition.

The following table summarizes losses recognized related to nonrecurring fair value measurements of individual assets or portfolios for the years ended December 31:

(Dollars in Millions)	2017	2016	2015
Loans(a)	$171	$192	$175
Other assets(b)	20	32	42
(a)	Represents write-downs of student loans held for sale based on non-binding quoted prices received for the portfolio that were subsequently transferred to loans, and write-downs of loans which were based on the fair value of the collateral, excluding loans fully charged-off.
(b)	Primarily represents related losses of foreclosed properties that were measured at fair value subsequent to their initial acquisition.

Fair Value Option

The following table summarizes the differences between the aggregate fair value carrying amount of MLHFS for which the fair value option has been elected and the aggregate unpaid principal amount that the Company is contractually obligated to receive at maturity as of December 31:

	2017			2016
(Dollars in Millions)	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal
Total loans	$3,534	$3,434	$100	$4,822	$4,763	$59
Nonaccrual loans	1	2	(1)	2	3	(1)
Loans 90 days or more past due	1	1	–	1	1	–

Disclosures About Fair Value of Financial Instruments

The following table summarizes the estimated fair value for financial instruments as of December 31, 2017 and 2016, and includes financial instruments that are not accounted for at fair value. In accordance with disclosure guidance related to fair values of financial instruments, the Company did not include assets and liabilities that are not financial instruments, such as the value of goodwill, long-term relationships with deposit, credit card, merchant processing and trust customers, other purchased intangibles, premises and equipment, deferred taxes and other liabilities. Additionally, in accordance with the disclosure guidance, insurance contracts and investments accounted for under the equity method are excluded.

The estimated fair values of the Company’s financial instruments as of December 31, are shown in the table below:

	2017					2016
	Carrying Amount	Fair Value				Carrying Amount	Fair Value
(Dollars in Millions)		Level 1	Level 2	Level 3	Total		Level 1	Level 2	Level 3	Total

Financial Assets
Cash and due from banks	$19,505	$19,505	$–	$–	$19,505	$15,705	$15,705	$–	$–	$15,705
Federal funds sold and securities purchased under resale agreements	93	–	93	–	93	138	–	138	–	138
Investment securities held-to-maturity	44,362	4,613	39,095	15	43,723	42,991	4,605	37,810	20	42,435
Loans held for sale(a)	20	–	–	20	20	4	–	–	4	4
Loans	276,507	–	–	279,391	279,391	269,394	–	–	273,422	273,422
Other financial instruments	2,393	–	1,037	1,364	2,401	2,362	–	920	1,449	2,369

Financial Liabilities
Deposits	347,215	–	346,979	–	346,979	334,590	–	334,361	–	334,361
Short-term borrowings(b)	15,656	–	15,447	–	15,447	12,891	–	12,706	–	12,706
Long-term debt	32,259	–	32,377	–	32,377	33,323	–	33,678	–	33,678
Other liabilities	1,556	–	–	1,556	1,556	1,702	–	–	1,702	1,702
(a)	Excludes mortgages held for sale for which the fair value option under applicable accounting guidance was elected.
(b)	Excludes the Company’s obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.

The fair value of unfunded commitments, deferred non-yield related loan fees, standby letters of credit and other guarantees is approximately equal to their carrying value. The carrying value of unfunded commitments, deferred non-yield related loan fees and standby letters of credit was $555 million and $618 million at December 31, 2017 and 2016, respectively. The carrying value of other guarantees was $192 million and $186 million at December 31, 2017 and 2016, respectively.

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

Using proceeds from its IPO and through reductions to the conversion ratio applicable to the Class B shares held by Visa U.S.A. member banks, Visa Inc. has funded an escrow account for the benefit of member financial institutions to fund their indemnification obligations associated with the Visa Litigation. The receivable related to the escrow account is classified in other liabilities as a direct offset to the related Visa Litigation contingent liability. On October 19, 2012, Visa signed a settlement agreement to resolve class action claims associated with the multi-district interchange litigation pending in the United States District Court for the Eastern District of New York. This case is the largest of the remaining Visa Litigation matters. The district court approved the settlement, but that approval was appealed by certain class members. On June 30, 2016, the United States Court of Appeals for the Second Circuit reversed the approval of the settlement and remanded the case to the district court for further proceedings consistent with the appellate ruling. On November 23, 2016, certain class members filed a petition with the United States Supreme Court asking it to review the Second Circuit’s decision to reject the settlement. On March 27, 2017, the Supreme Court denied the class members’ petition. The case is proceeding in the district court.

At December 31, 2017, the carrying amount of the Company’s liability related to the Visa Litigation matters, net of its share of the escrow fundings, was $19 million. During 2017, the Company sold 2.2 million of its Class B shares. These sales, and any previous sales of its Class B shares, do not impact the Company’s liability for the Visa Litigation matters or the receivable related to the escrow account. Upon final settlement of the Visa Litigation, the remaining 2.7 million Class B shares held by the Company will be eligible for conversion to Class A shares of Visa Inc., which are publicly traded. The Class B shares are excluded from the Company’s financial instruments disclosures included in Note 21.

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

The contract or notional amounts of unfunded commitments to extend credit at December 31, 2017, excluding those commitments considered derivatives, were as follows:

	Term
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Commercial and commercial real estate loans	$28,903	$100,648	$129,551
Corporate and purchasing card loans(a)	26,002	–	26,002
Residential mortgages	216	3	219
Retail credit card loans(a)	106,285	–	106,285
Other retail loans	13,707	23,600	37,307
Covered loans	–	126	126
Other	5,672	–	5,672
(a)	Primarily cancelable at the Company’s discretion.

Lease Commitments Rental expense for operating leases totaled $338 million in 2017, $326 million in 2016 and $328 million in 2015. Future minimum payments, net of sublease rentals, under capitalized leases and noncancelable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 2017:

(Dollars in Millions)	Capitalized Leases	Operating Leases
2018	$17	$277
2019	16	250
2020	14	210
2021	11	185
2022	9	159
Thereafter	35	563

Total minimum lease payments	102	$1,644
Less amount representing interest	34

Present value of net minimum lease payments	68

Other Guarantees and Contingent Liabilities

The following table is a summary of other guarantees and contingent liabilities of the Company at December 31, 2017:

(Dollars in Millions)	Collateral Held	Carrying Amount	Maximum Potential Future Payments
Standby letters of credit	$–	$52	$10,857
Third party borrowing arrangements	–	–	7
Securities lending indemnifications	2,912	–	2,828
Asset sales	–	125	6,683
Merchant processing	481	50	95,780
Tender option bond program guarantee	2,507	–	2,337
Minimum revenue guarantees	–	–	7
Other	–	17	1,290

Letters of Credit Standby letters of credit are commitments the Company issues to guarantee the performance of a customer to a third party. The guarantees frequently support public and private borrowing arrangements, including commercial paper issuances, bond financings and other similar transactions. The Company also issues and confirms commercial letters of credit on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer’s or counterparty’s nonperformance, the Company’s credit loss exposure is similar to that in any extension of credit, up to the letter’s contractual amount. Management assesses the borrower’s credit to determine the necessary collateral, which may include marketable securities, receivables, inventory, equipment and real estate. Since the conditions requiring the Company to fund letters of credit may not occur, the Company expects its liquidity requirements to be less than the total outstanding commitments. The maximum potential future payments guaranteed by the Company under standby letter of credit arrangements at December 31, 2017, were approximately $10.9 billion with a weighted-average term of approximately 20 months. The estimated fair value of standby letters of credit was approximately $52 million at December 31, 2017.

The contract or notional amount of letters of credit at December 31, 2017, were as follows:

	Term
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Standby	$4,891	$5,966	$10,857
Commercial	398	24	422

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

Third Party Borrowing Arrangements The Company provides guarantees to third parties as a part of certain subsidiaries’ borrowing arrangements. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $7 million at December 31, 2017.

Commitments from Securities Lending The Company participates in securities lending activities by acting as the customer’s agent involving the loan of securities. The Company indemnifies customers for the difference between the fair value of the securities lent and the fair value of the collateral received. Cash collateralizes these transactions. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $2.8 billion at December 31, 2017, and represent the fair value of the securities lent to third parties. At December 31, 2017, the Company held $2.9 billion of cash as collateral for these arrangements.

Asset Sales The Company has provided guarantees to certain third parties in connection with the sale or syndication of certain assets, primarily loan portfolios and tax-advantaged investments. These guarantees are generally in the form of asset buy-back or make-whole provisions that are triggered upon a credit event or a change in the tax-qualifying status of the related projects, as applicable, and remain in effect until the loans are collected or final tax credits are realized, respectively. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $6.7 billion at December 31, 2017, and represented the proceeds received from the buyer or the guaranteed portion in these transactions where the buy-back or make-whole provisions have not yet expired. At December 31, 2017, the Company had reserved $112 million for potential losses related to the sale or syndication of tax-advantaged investments.

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

The Company regularly sells loans to GSEs as part of its mortgage banking activities. The Company provides customary representations and warranties to GSEs in conjunction with these sales. These representations and warranties generally require the Company to repurchase assets if it is subsequently determined that a loan did not meet specified criteria, such as a documentation deficiency or rescission of mortgage insurance. If the Company is unable to cure or refute a repurchase request, the Company is generally obligated to repurchase the loan or otherwise reimburse the counterparty for losses. At December 31, 2017, the Company had reserved $13 million for potential losses from representation and warranty obligations, compared with $19 million at December 31, 2016. The Company’s reserve reflects management’s best estimate of losses for representation and warranty obligations. The Company’s repurchase reserve is modeled at the loan level, taking into consideration the individual credit quality and borrower activity that has transpired since origination. The model applies credit quality and economic risk factors to derive a probability of default and potential repurchase that are based on the Company’s historical loss experience, and estimates loss severity based on expected collateral value. The Company also considers qualitative factors that may result in anticipated losses differing from historical loss trends.

As of December 31, 2017 and 2016, the Company had $9 million and $7 million, respectively, of unresolved representation and warranty claims from GSEs. The Company does not have a significant amount of unresolved claims from investors other than GSEs.

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

A cardholder, through its issuing bank, generally has until the later of up to four months after the date the transaction is processed or the receipt of the product or service to present a charge-back to the Company as the merchant processor. The absolute maximum potential liability is estimated to be the total volume of credit card transactions that meet the associations’ requirements to be valid charge-back transactions at any given time. Management estimates that the maximum potential exposure for charge-backs would approximate the total amount of merchant transactions processed through the credit card associations for the last four months. For the last four months this amount totaled approximately $95.8 billion. In most cases, this contingent liability is unlikely to arise, as most products and services are delivered when purchased and amounts are refunded when items are returned to merchants. However, where the product or service has been purchased but is not provided until a future date (“future delivery”), the potential for this contingent liability increases. To mitigate this risk, the Company may require the merchant to make an escrow deposit, place maximum volume limitations on future delivery transactions processed by the merchant at any point in time, or require various credit enhancements (including letters of credit and bank guarantees). Also, merchant processing contracts may include event triggers to provide the Company more financial and operational control in the event of financial deterioration of the merchant.

The Company currently processes card transactions in the United States, Canada, Europe and Mexico through wholly-owned subsidiaries and joint ventures with other financial institutions. In the event a merchant was unable to fulfill product or services subject to future delivery, such as airline tickets, the Company could become financially liable for refunding the purchase price of such products or services purchased through the credit card associations under the charge-back provisions. Charge-back risk related to these merchants is evaluated in a manner similar to credit risk assessments and, as such, merchant processing contracts contain various provisions to protect the Company in the event of default. At December 31, 2017, the value of airline tickets purchased to be delivered at a future date through card transactions processed by the Company was $6.6 billion. The Company held collateral of $378 million in escrow deposits, letters of credit and indemnities from financial institutions, and liens on various assets. With respect to future delivery risk for other merchants, the Company held $3 million of merchant escrow deposits as collateral. In addition to specific collateral or other credit enhancements, the Company maintains a liability for its implied guarantees associated with future delivery. At December 31, 2017, the liability was $37 million primarily related to these airline processing arrangements.

In the normal course of business, the Company has unresolved charge-backs. The Company assesses the likelihood of its potential liability based on the extent and nature of unresolved charge-backs and its historical loss experience. At December 31, 2017, the Company held $100 million of merchant escrow deposits as collateral and had a recorded liability for potential losses of $13 million.

Tender Option Bond Program Guarantee As discussed in Note 7, the Company sponsors a municipal bond securities tender option bond program and consolidates the program’s entities on its Consolidated Balance Sheet. The Company provides financial performance guarantees related to the program’s entities. At December 31, 2017, the Company guaranteed $2.3 billion of borrowings of the program’s entities, included on the Consolidated Balance Sheet in short-term borrowings. The Company also included on its Consolidated Balance Sheet the related $2.5 billion of available-for-sale investment securities serving as collateral for this arrangement.

Minimum Revenue Guarantees In the normal course of business, the Company may enter into revenue share agreements with third party business partners who generate customer referrals or provide marketing or other services related to the generation of revenue. In certain of these agreements, the Company may guarantee that a minimum amount of revenue share payments will be made to the third party over a specified period of time. At December 31, 2017, the maximum potential future payments required to be made by the Company under these agreements were $7 million.

Other Guarantees and Commitments As of December 31, 2017, the Company sponsored, and owned 100 percent of the common equity of, USB Capital IX, a wholly-owned unconsolidated trust, formed for the purpose of issuing redeemable Income Trust Securities (“ITS”) to third party investors, originally investing the proceeds in junior subordinated debt securities (“Debentures”) issued by the Company and entering into stock purchase contracts to purchase the Company’s preferred stock in the future. As of December 31, 2017, all of the Debentures issued by the Company have either matured or been retired. Total assets of USB Capital IX were $682 million at December 31, 2017, consisting primarily of the Company’s Series A Preferred Stock. The Company’s obligations under the transaction documents, taken together, have the effect of providing a full and unconditional guarantee by the Company, on a junior subordinated basis, of the payment obligations of the trust to third party investors totaling $681 million at December 31, 2017.

The Company has also made other financial performance guarantees and commitments primarily related to the operations of its subsidiaries. At December 31, 2017, the maximum potential future payments guaranteed or committed by the Company under these arrangements were approximately $609 million.

Litigation and Regulatory Matters The Company is subject to various litigation and regulatory matters that arise in the ordinary course of its business. The Company establishes reserves for such matters when potential losses become probable and can be reasonably estimated. The Company believes the ultimate resolution of existing legal and regulatory matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company. However, in light of the uncertainties inherent in these matters, it is possible that the ultimate resolution of one or more of these matters may have a material adverse effect on the Company’s results from operations for a particular period, and future changes in circumstances or additional information could result in additional accruals or resolution in excess of established accruals, which could adversely affect the Company’s results from operations, potentially materially.

Litigation Matters In the last several years, the Company and other large financial institutions have been sued in their capacity as trustee for residential mortgage–backed securities trusts. Among these lawsuits are actions originally brought in June 2014 by a group of institutional investors, including BlackRock and

PIMCO funds, against six bank trustees, including the Company. The actions brought by these institutional investors against the Company currently are pending in the Supreme Court of the State of New York, New York County, and in the United States District Court for the Southern District of New York. In these lawsuits, the investors allege that the Company’s banking subsidiary, U.S. Bank National Association (“U.S. Bank”), as trustee caused them to incur substantial losses by failing to enforce loan repurchase obligations and failing to abide by appropriate standards of care after events of default allegedly occurred. The plaintiffs seek monetary damages in an unspecified amount and also seek equitable relief.

Regulatory Matters The Company is continually subject to examinations, inquiries and investigations in areas of increasing regulatory scrutiny, such as compliance, risk management, third party risk management and consumer protection. In addition, the Company is currently subject to examinations, inquiries and investigations by government agencies and bank regulators concerning mortgage-related practices, including those related to foreclosure-related expenses submitted to the Federal Housing Administration or GSEs for reimbursement, lender-placed insurance, and notices and filings in bankruptcy cases.

The Company is cooperating fully with all pending examinations, inquiries and investigations, any of which could lead to administrative or legal proceedings or settlements. Remedies in these proceedings or settlements may include fines, penalties, restitution or alterations in the Company’s business practices (which may increase the Company’s operating expenses and decrease its revenue).

On February 13, 2018, the Company entered into a deferred prosecution agreement (the “DPA”) with the United States Attorney’s Office in Manhattan that resolves its investigation of the Company concerning a legacy banking relationship between U.S. Bank and payday lending businesses associated with former customer Scott Tucker and U.S. Bank’s legacy Bank Secrecy Act/anti-money laundering compliance program. Under the terms of the DPA, the Company settled all allegations with the United States Attorney’s Office for the sum of $528 million (which is being credited for the amount of the civil money penalty paid to the Office of the Comptroller of the Currency (the “OCC”), as described below for a net payment to the U.S. Attorney’s Office of $453 million) and agreed to, among other things, continue its ongoing efforts to implement and maintain an adequate Bank Secrecy Act/anti-money-laundering compliance program and to provide related reports to the U.S. Attorney’s Office. The DPA defers prosecution for a period of two years, subject to the Company’s compliance with its terms. If the Company violates the DPA, its term could be extended up to an additional one year, or the Company could be subject to a prosecution or civil action based on the matters that are the subject of the DPA.

In addition, the Company and certain of its affiliates entered into related regulatory settlements with the OCC, the Financial Crimes Enforcement Network (“FinCEN”) and the Board of

Governors of the Federal Reserve System (“Federal Reserve”). U.S. Bank consented to the issuance of a consent order and entered into a stipulation and consent to the issuance of an order for a civil money penalty with the OCC, and was assessed a civil money penalty of $75 million by the OCC, resulting from the OCC’s 2015 Consent Order (as described below) and related review of the Company’s legacy Bank Secrecy Act/anti-money laundering compliance program. U.S. Bank also entered into a related stipulation and order of dismissal with FinCEN, which requires, among other things, an ongoing commitment to provide resources to its Bank Secrecy Act/anti-money laundering compliance program and related reporting to FinCEN and provides for payment of a civil money penalty of $185 million (which will be deemed satisfied if the Company pays the penalty required under the DPA and also pays $70 million to FinCEN). In addition, the Company and USB Americas Holding Company, a subsidiary of U.S. Bank, entered into a consent order to cease and desist and order of assessment of a civil money penalty with the Federal Reserve concerning deficiencies in the Company’s firm-wide Bank Secrecy Act/anti-money laundering compliance program and sanctions compliance program, which requires the payment of a civil money penalty of $15 million and, among other things, enhancements related to those programs.

The Company has paid a total of $613 million for the penalties described above. The Company had previously accrued amounts to cover each of these matters, which were reflected in the Company’s Consolidated Balance Sheet at December 31, 2017.

In October 2015, the Company entered into a Consent Order with the OCC concerning deficiencies in the Company’s Bank Secrecy Act/anti-money laundering compliance program, and requiring an ongoing review of that program. Some of the compliance program enhancements and other actions required by the Consent Order have already been, or are currently in the process of being, implemented, and are not expected to be material to the Company.

In April 2011, the Company and certain other large financial institutions entered into Consent Orders with the OCC and the Federal Reserve relating to residential mortgage servicing and foreclosure practices. In June 2015, the Company entered into an agreement to amend the 2011 Consent Order it had with the OCC. The OCC terminated the amended Consent Order in February 2016. The Federal Reserve terminated its 2011 Consent Order in January 2018.

Outlook Due to their complex nature, it can be years before litigation and regulatory matters are resolved. The Company may be unable to develop an estimate or range of loss where matters are in early stages, there are significant factual or legal issues to be resolved, damages are unspecified or uncertain, or there is uncertainty as to a litigation class being certified or the outcome of pending motions, appeals or proceedings. For those litigation and regulatory matters where the Company has information to develop an estimate or range of loss, the Company believes the upper end of the range of reasonably possible losses in aggregate, in excess of any reserves established for matters where a loss is considered probable, will not be material to its financial condition, results of operations or cash flows. The Company’s estimates are subject to significant judgment and uncertainties, and the matters underlying the estimates will change from time to time. Actual results may vary significantly from the current estimates.

NOTE 23	U.S. Bancorp (Parent Company)

Condensed Balance Sheet

At December 31 (Dollars in Millions)	2017	2016

Assets
Due from banks, principally interest-bearing	$9,157	$7,800
Available-for-sale securities	963	225
Investments in bank subsidiaries	46,435	44,955
Investments in nonbank subsidiaries	2,540	2,326
Advances to bank subsidiaries	3,300	3,800
Advances to nonbank subsidiaries	2,055	1,265
Other assets	1,079	1,052

Total assets	$65,529	$61,423

Liabilities and Shareholders’ Equity
Short-term funds borrowed	$1	$22
Long-term debt	15,769	13,045
Other liabilities	719	1,058
Shareholders’ equity	49,040	47,298

Total liabilities and shareholders’ equity	$65,529	$61,423

Condensed Income Statement

Year Ended December 31 (Dollars in Millions)	2017	2016	2015

Income
Dividends from bank subsidiaries	$4,800	$2,100	$3,900
Dividends from nonbank subsidiaries	5	4	3
Interest from subsidiaries	159	140	120
Other income	41	57	55

Total income	5,005	2,301	4,078

Expense
Interest expense	402	327	292
Other expense	124	123	105

Total expense	526	450	397

Income before income taxes and equity in undistributed income of subsidiaries	4,479	1,851	3,681
Applicable income taxes	(176)	(97)	(207)

Income of parent company	4,655	1,948	3,888
Equity in undistributed income of subsidiaries	1,563	3,940	1,991

Net income attributable to U.S. Bancorp	$6,218	$5,888	$5,879

Condensed Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2017	2016	2015

Operating Activities
Net income attributable to U.S. Bancorp	$6,218	$5,888	$5,879
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed income of subsidiaries	(1,563)	(3,940)	(1,991)
Other, net	(125)	75	507

Net cash provided by operating activities	4,530	2,023	4,395

Investing Activities
Proceeds from sales and maturities of investment securities	100	232	153
Purchases of investment securities	(844)	(120)	(47)
Net increase in short-term advances to subsidiaries	(790)	(442)	(273)
Long-term advances to subsidiaries	–	(750)	(500)
Principal collected on long-term advances to subsidiaries	500	100	–
Other, net	(12)	(12)	(6)

Net cash used in investing activities	(1,046)	(992)	(673)

Financing Activities
Net decrease in short-term borrowings	(21)	(3)	(152)
Proceeds from issuance of long-term debt	3,920	3,550	–
Principal payments or redemption of long-term debt	(1,250)	(1,926)	(1,750)
Proceeds from issuance of preferred stock	993	–	745
Proceeds from issuance of common stock	159	355	295
Repurchase of preferred stock	(1,085)	–	–
Repurchase of common stock	(2,631)	(2,556)	(2,190)
Cash dividends paid on preferred stock	(284)	(267)	(242)
Cash dividends paid on common stock	(1,928)	(1,810)	(1,777)

Net cash used in financing activities	(2,127)	(2,657)	(5,071)

Change in cash and due from banks	1,357	(1,626)	(1,349)
Cash and due from banks at beginning of year	7,800	9,426	10,775

Cash and due from banks at end of year	$9,157	$7,800	$9,426

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

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2017 through the date the consolidated financial statements were filed with the United States Securities and Exchange Commission. Based on this evaluation, the Company has determined none of these events were required to be recognized or disclosed in the consolidated financial statements and related notes.

U.S. Bancorp

Consolidated Balance Sheet — Five Year Summary (Unaudited)

At December 31 (Dollars in Millions)	2017	2016	2015	2014	2013	% Change 2017 v 2016

Assets
Cash and due from banks	$19,505	$15,705	$11,147	$10,654	$8,477	24.2%
Held-to-maturity securities	44,362	42,991	43,590	44,974	38,920	3.2
Available-for-sale securities	68,137	66,284	61,997	56,069	40,935	2.8
Loans held for sale	3,554	4,826	3,184	4,792	3,268	(26.4)
Loans	280,432	273,207	260,849	247,851	235,235	2.6
Less allowance for loan losses	(3,925)	(3,813)	(3,863)	(4,039)	(4,250)	(2.9)
Net loans	276,507	269,394	256,986	243,812	230,985	2.6
Other assets	49,975	46,764	44,949	42,228	41,436	6.9
Total assets	$462,040	$445,964	$421,853	$402,529	$364,021	3.6

Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$87,557	$86,097	$83,766	$77,323	$76,941	1.7%
Interest-bearing	259,658	248,493	216,634	205,410	185,182	4.5
Total deposits	347,215	334,590	300,400	282,733	262,123	3.8
Short-term borrowings	16,651	13,963	27,877	29,893	27,608	19.3
Long-term debt	32,259	33,323	32,078	32,260	20,049	(3.2)
Other liabilities	16,249	16,155	14,681	13,475	12,434	.6
Total liabilities	412,374	398,031	375,036	358,361	322,214	3.6
Total U.S. Bancorp shareholders’ equity	49,040	47,298	46,131	43,479	41,113	3.7
Noncontrolling interests	626	635	686	689	694	(1.4)
Total equity	49,666	47,933	46,817	44,168	41,807	3.6
Total liabilities and equity	$462,040	$445,964	$421,853	$402,529	$364,021	3.6

U.S. Bancorp

Consolidated Statement of Income — Five-Year Summary (Unaudited)

Year Ended December 31 (Dollars in Millions)	2017	2016	2015	2014	2013	% Change 2017 v 2016

Interest Income
Loans	$11,827	$10,810	$10,059	$10,113	$10,277	9.4%
Loans held for sale	144	154	206	128	203	(6.5)
Investment securities	2,232	2,078	2,001	1,866	1,631	7.4
Other interest income	182	125	136	121	174	45.6

Total interest income	14,385	13,167	12,402	12,228	12,285	9.3

Interest Expense
Deposits	1,041	622	457	465	561	67.4
Short-term borrowings	319	263	245	263	353	21.3
Long-term debt	784	754	699	725	767	4.0

Total interest expense	2,144	1,639	1,401	1,453	1,681	30.8

Net interest income	12,241	11,528	11,001	10,775	10,604	6.2
Provision for credit losses	1,390	1,324	1,132	1,229	1,340	5.0

Net interest income after provision for credit losses	10,851	10,204	9,869	9,546	9,264	6.3

Noninterest Income
Credit and debit card revenue	1,252	1,177	1,070	1,021	965	6.4
Corporate payment products revenue	753	712	708	724	706	5.8
Merchant processing services	1,590	1,592	1,547	1,511	1,458	(.1)
ATM processing services	362	338	318	321	327	7.1
Trust and investment management fees	1,522	1,427	1,321	1,252	1,139	6.7
Deposit service charges	751	725	702	693	670	3.6
Treasury management fees	618	583	561	545	538	6.0
Commercial products revenue	849	871	867	854	859	(2.5)
Mortgage banking revenue	834	979	906	1,009	1,356	(14.8)
Investment products fees	163	158	185	191	178	3.2
Securities gains (losses), net	57	22	–	3	9	*
Other	860	993	907	1,040	569	(13.4)

Total noninterest income	9,611	9,577	9,092	9,164	8,774	.4

Noninterest Expense
Compensation	5,746	5,212	4,812	4,523	4,371	10.2
Employee benefits	1,186	1,119	1,167	1,041	1,140	6.0
Net occupancy and equipment	1,019	988	991	987	949	3.1
Professional services	419	502	423	414	381	(16.5)
Marketing and business development	542	435	361	382	357	24.6
Technology and communications	977	955	887	863	848	2.3
Postage, printing and supplies	323	311	297	328	310	3.9
Other intangibles	175	179	174	199	223	(2.2)
Other	2,558	1,975	1,819	1,978	1,695	29.5

Total noninterest expense	12,945	11,676	10,931	10,715	10,274	10.9

Income before income taxes	7,517	8,105	8,030	7,995	7,764	(7.3)
Applicable income taxes	1,264	2,161	2,097	2,087	2,032	(41.5)

Net income	6,253	5,944	5,933	5,908	5,732	5.2
Net (income) loss attributable to noncontrolling interests	(35)	(56)	(54)	(57)	104	37.5

Net income attributable to U.S. Bancorp	$6,218	$5,888	$5,879	$5,851	$5,836	5.6

Net income applicable to U.S. Bancorp common shareholders	$5,913	$5,589	$5,608	$5,583	$5,552	5.8
*	Not meaningful

U.S. Bancorp

Quarterly Consolidated Financial Data (Unaudited)

	2017				2016
(Dollars in Millions, Except Per Share Data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Interest Income
Loans	$2,797	$2,901	$3,059	$3,070	$2,644	$2,664	$2,731	$2,771
Loans held for sale	35	29	40	40	31	36	43	44
Investment securities	530	555	568	579	517	523	515	523
Other interest income	38	46	47	51	29	29	31	36
Total interest income	3,400	3,531	3,714	3,740	3,221	3,252	3,320	3,374

Interest Expense
Deposits	199	238	293	311	139	152	161	170
Short-term borrowings	66	77	90	86	65	66	70	62
Long-term debt	190	199	196	199	182	189	196	187
Total interest expense	455	514	579	596	386	407	427	419
Net interest income	2,945	3,017	3,135	3,144	2,835	2,845	2,893	2,955
Provision for credit losses	345	350	360	335	330	327	325	342
Net interest income after provision for credit losses	2,600	2,667	2,775	2,809	2,505	2,518	2,568	2,613

Noninterest Income
Credit and debit card revenue	292	319	308	333	266	296	299	316
Corporate payment products revenue	179	184	201	189	170	181	190	171
Merchant processing services	378	407	405	400	373	403	412	404
ATM processing services	85	90	92	95	80	84	87	87
Trust and investment management fees	368	380	380	394	339	358	362	368
Deposit service charges	177	184	192	198	168	179	192	186
Treasury management fees	153	160	153	152	142	147	147	147
Commercial products revenue	207	210	221	211	197	238	219	217
Mortgage banking revenue	207	212	213	202	187	238	314	240
Investment products fees	40	41	39	43	40	39	41	38
Securities gains (losses), net	29	9	9	10	3	3	10	6
Other	214	223	209	214	184	386	172	251
Total noninterest income	2,329	2,419	2,422	2,441	2,149	2,552	2,445	2,431

Noninterest Expense
Compensation	1,391	1,416	1,440	1,499	1,249	1,277	1,329	1,357
Employee benefits	314	287	281	304	300	278	280	261
Net occupancy and equipment	247	255	258	259	248	243	250	247
Professional services	96	105	104	114	98	121	127	156
Marketing and business development	90	109	92	251	77	149	102	107
Technology and communications	235	242	246	254	233	241	243	238
Postage, printing and supplies	81	81	82	79	79	77	80	75
Other intangibles	44	43	44	44	45	44	45	45
Other	446	485	492	1,135	420	562	475	518
Total noninterest expense	2,944	3,023	3,039	3,939	2,749	2,992	2,931	3,004
Income before income taxes	1,985	2,063	2,158	1,311	1,905	2,078	2,082	2,040
Applicable income taxes	499	551	589	(375)	504	542	566	549
Net income	1,486	1,512	1,569	1,686	1,401	1,536	1,516	1,491
Net (income) loss attributable to noncontrolling interests	(13)	(12)	(6)	(4)	(15)	(14)	(14)	(13)
Net income attributable to U.S. Bancorp	$1,473	$1,500	$1,563	$1,682	$1,386	$1,522	$1,502	$1,478
Net income applicable to U.S. Bancorp common shareholders	$1,387	$1,430	$1,485	$1,611	$1,329	$1,435	$1,434	$1,391
Earnings per common share	$.82	$.85	$.89	$.97	$.77	$.83	$.84	$.82
Diluted earnings per common share	$.82	$.85	$.88	$.97	$.76	$.83	$.84	$.82

U.S. Bancorp

Supplemental Financial Data (Unaudited)

Earnings Per Common Share Summary	2017	2016	2015	2014	2013
Earnings per common share	$3.53	$3.25	$3.18	$3.10	$3.02
Diluted earnings per common share	3.51	3.24	3.16	3.08	3.00
Dividends declared per common share	1.160	1.070	1.010	.965	.885
Ratios
Return on average assets	1.39%	1.36%	1.44%	1.54%	1.65%
Return on average common equity	13.8	13.4	14.0	14.7	15.8
Average total U.S. Bancorp shareholders’ equity to average assets	10.8	10.9	11.0	11.3	11.3
Dividends per common share to net income per common share	32.9	32.9	31.8	31.1	29.3
Other Statistics (Dollars and Shares in Millions)
Common shares outstanding(a)	1,656	1,697	1,745	1,786	1,825
Average common shares outstanding and common stock equivalents
Earnings per common share	1,677	1,718	1,764	1,803	1,839
Diluted earnings per common share	1,683	1,724	1,772	1,813	1,849
Number of shareholders(b)	36,841	38,794	40,666	44,114	46,632
Common dividends declared	$1,950	$1,842	$1,785	$1,745	$1,631
(a)	Defined as total common shares less common stock held in treasury at December 31.
(b)	Based on number of common stock shareholders of record at December 31.

Stock Price Range and Dividends

	2017				2016
	Sales Price				Sales Price
	High	Low	Closing Price	Dividends Declared	High	Low	Closing Price	Dividends Declared
First quarter	$56.61	$49.99	$51.50	$.280	$41.82	$37.07	$40.59	$.255
Second quarter	53.46	49.55	51.92	.280	43.94	38.48	40.33	.255
Third quarter	54.35	49.54	53.59	.300	44.26	38.63	42.89	.280
Fourth quarter	56.43	51.14	53.58	.300	52.68	42.37	51.37	.280

The common stock of U.S. Bancorp is traded on the New York Stock Exchange, under the ticker symbol “USB.” At January 31, 2018, there were 36,705 holders of record of the Company’s common stock.

Stock Performance Chart

The following chart compares the cumulative total shareholder return on the Company’s common stock during the five years ended December 31, 2017, with the cumulative total return on the Standard & Poor’s 500 Index and the KBW Bank Index. The comparison assumes $100 was invested on December 31, 2012, in the Company’s common stock and in each of the foregoing indices and assumes the reinvestment of all dividends. The comparisons in the graph are based upon historical data and are not indicative of, nor intended to forecast, future performance of the Company’s common stock.

U.S. Bancorp

Consolidated Daily Average Balance Sheet and Related Yields and Rates(a) (Unaudited)

	2017			2016
Year Ended December 31 (Dollars in Millions)	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates
Assets
Investment securities	$111,820	$2,328	2.08%	$107,922	$2,181	2.02%
Loans held for sale	3,574	144	4.04	4,181	154	3.70
Loans(b)
Commercial	95,904	3,131	3.26	92,043	2,596	2.82
Commercial real estate	42,077	1,788	4.25	43,040	1,698	3.94
Residential mortgages	58,784	2,180	3.71	55,682	2,070	3.72
Credit card	20,906	2,397	11.46	20,490	2,237	10.92
Other retail	55,416	2,272	4.10	52,330	2,114	4.04
Total loans, excluding covered loans	273,087	11,768	4.31	263,585	10,715	4.06
Covered loans	3,450	175	5.07	4,226	200	4.73
Total loans	276,537	11,943	4.32	267,811	10,915	4.08
Other earning assets	14,490	183	1.26	9,963	125	1.26
Total earning assets	406,421	14,598	3.59	389,877	13,375	3.43
Allowance for loan losses	(3,862)			(3,837)
Unrealized gain (loss) on investment securities	(348)			593
Other assets	46,371			46,680
Total assets	$448,582			$433,313
Liabilities and Shareholders’ Equity
Noninterest-bearing deposits	$81,933			$81,176
Interest-bearing deposits
Interest checking	67,953	84	.12	61,726	42	.07
Money market savings	106,476	644	.61	96,518	349	.36
Savings accounts	43,393	32	.07	40,382	34	.09
Time deposits	33,759	281	.83	33,008	197	.60
Total interest-bearing deposits	251,581	1,041	.41	231,634	622	.27
Short-term borrowings	15,022	327	2.18	19,906	268	1.34
Long-term debt	35,601	784	2.20	36,220	754	2.08
Total interest-bearing liabilities	302,204	2,152	.71	287,760	1,644	.57
Other liabilities	15,348			16,389
Shareholders’ equity
Preferred equity	5,490			5,501
Common equity	42,976			41,838
Total U.S. Bancorp shareholders’ equity	48,466			47,339
Noncontrolling interests	631			649
Total equity	49,097			47,988
Total liabilities and equity	$448,582			$433,313
Net interest income		$12,446			$11,731
Gross interest margin			2.88%			2.86%
Gross interest margin without taxable-equivalent increments			2.83%			2.81%
Percent of Earning Assets
Interest income			3.59%			3.43%
Interest expense			.53			.42
Net interest margin			3.06%			3.01%
Net interest margin without taxable-equivalent increments			3.01%			2.96%
*	Not meaningful
(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 35 percent for the periods presented.
(b)	Interest income and rates on loans include loan fees. Nonaccrual loans are included in average loan balances.

2015			2014			2013			2017 v 2016
Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	% Change Average Balances

$103,161	$2,120	2.05%	$90,327	$1,991	2.20%	$75,046	$1,767	2.35%	3.6%
5,784	206	3.56	3,148	128	4.08	5,723	203	3.56	(14.5)

84,083	2,281	2.71	75,734	2,228	2.94	67,274	2,168	3.22	4.2
42,415	1,650	3.89	40,592	1,575	3.88	38,237	1,589	4.16	(2.2)
51,840	1,966	3.79	51,818	2,001	3.86	47,982	1,959	4.08	5.6
18,057	1,969	10.90	17,635	1,817	10.30	16,813	1,691	10.06	2.0
49,079	2,020	4.12	48,353	2,141	4.43	47,125	2,318	4.92	5.9
245,474	9,886	4.03	234,132	9,762	4.17	217,431	9,725	4.47	3.6
4,985	271	5.42	7,560	452	5.97	10,043	643	6.41	(18.4)
250,459	10,157	4.06	241,692	10,214	4.23	227,474	10,368	4.56	3.3
8,041	136	1.69	5,827	121	2.08	6,896	175	2.53	45.4
367,445	12,619	3.43	340,994	12,454	3.65	315,139	12,513	3.97	4.2
(4,035)			(4,187)			(4,373)			(.7)
710			466			633			*
44,745			42,731			41,281			(.7)
$408,865			$380,004			$352,680			3.5

$79,203			$73,455			$69,020			.9%

55,974	30	.05	53,248	35	.07	48,792	36	.07	10.1
79,266	192	.24	63,977	117	.18	55,512	76	.14	10.3
37,150	40	.11	34,196	46	.14	31,916	49	.15	7.5
35,558	195	.55	41,764	267	.64	45,217	400	.88	2.3
207,948	457	.22	193,185	465	.24	181,437	561	.31	8.6
27,960	249	.89	30,252	267	.88	27,683	357	1.29	(24.5)
33,566	699	2.08	26,535	725	2.73	21,280	767	3.60	(1.7)
269,474	1,405	.52	249,972	1,457	.58	230,400	1,685	.73	5.0
14,686			13,053			11,973			(6.4)

4,836			4,756			4,804			(.2)
39,977			38,081			35,113			2.7
44,813			42,837			39,917			2.4
689			687			1,370			(2.8)
45,502			43,524			41,287			2.3
$408,865			$380,004			$352,680			3.5
	$11,214			$10,997			$10,828
		2.91%			3.07%			3.24%
		2.85%			3.00%			3.17%

		3.43%			3.65%			3.97%
		.38			.42			.53
		3.05%			3.23%			3.44%
		2.99%			3.16%			3.37%

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

U.S. Bancorp’s banking subsidiary, U.S. Bank National Association, is engaged in the general banking business, principally in domestic markets. U.S. Bank National Association, with $357 billion in deposits at December 31, 2017, provides a wide range of products and services to individuals, businesses, institutional organizations, governmental entities and other financial institutions. Commercial and consumer lending services are principally offered to customers within the Company’s domestic markets, to domestic customers with foreign operations and to large national customers operating in specific industries targeted by the Company. Lending services include traditional credit products as well as credit card services, lease financing and import/export trade, asset-backed lending, agricultural finance and other products. Depository services include checking accounts, savings accounts and time certificate contracts. Ancillary services such as capital markets, treasury management and receivable lock-box collection are provided to corporate customers. U.S. Bancorp’s bank and trust subsidiaries provide a full range of asset management and fiduciary services for individuals, estates, foundations, business corporations and charitable organizations.

Other U.S. Bancorp non-banking subsidiaries offer investment and insurance products to the Company’s customers principally within its markets, and fund administration services to a broad range of mutual and other funds.

Banking and investment services are provided through a network of 3,067 banking offices principally operating in the Midwest and West regions of the United States, through on-line services and over mobile devices. The Company operates a network of 4,771 ATMs and provides 24-hour, seven day a week telephone customer service. Mortgage banking services are provided through banking offices and loan production offices throughout the Company’s markets. Lending products may be originated through banking offices, indirect correspondents, brokers or other lending sources. The Company is also one of the largest providers of corporate and purchasing card services and corporate trust services in the United States. A wholly-owned subsidiary, Elavon, Inc. (“Elavon”), provides merchant processing services directly to merchants and through a network of banking affiliations. Wholly-owned subsidiaries, and affiliates of Elavon, provide similar merchant services in Canada, Mexico and segments of Europe. The Company also provides corporate trust and fund administration services in Europe. These foreign operations are not significant to the Company.

On a full-time equivalent basis, as of December 31, 2017, U.S. Bancorp employed 72,402 people.

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

Federal and state regulation and supervision have increased in recent years due to the implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and other financial reform initiatives. The Company expects that there will continue to be significant regulatory activity into 2018 and in future years, as a result of current and future initiatives intended to provide economic stimulus, financial market stability, and enhancement of the liquidity and solvency of financial institutions. New national political leadership has introduced some uncertainty into the direction and timing of any future regulation, however. While an overall reduction in the regulation of the financial services sector could result in some operational and cost benefits, any potential new regulations or modifications to existing regulations and supervisory expectations may necessitate changes to the Company’s existing regulatory compliance and risk management infrastructure.

Changes to statutes, regulations or regulatory policies, or their interpretation or implementation, and/or the continued heightening of regulatory practices, requirements or expectations, could affect the Company in substantial and unpredictable ways. For example, the Guidelines for Heightened Standards of the Office of the Comptroller of the Currency (the “OCC”) and the Federal Reserve Board’s Enhanced Prudential Supervision Rules have required and will continue to require significant Board of Directors oversight and management focus on governance and risk-management activities. The OCC also now requires national banks with average total consolidated assets of $50 billion or more to develop and maintain a recovery plan subject to regulatory review, which could present new challenges and demands on resources in stressed scenarios.

The financial services industry continues to face scrutiny from bank supervisors in the examination process and stringent enforcement of regulations on both the federal and state levels, particularly with respect to mortgage-related practices, student lending practices, sales practices and related incentive compensation programs, and other consumer compliance matters, as well as compliance with Bank Secrecy Act/anti-money laundering requirements and sanctions compliance requirements as administered by the Office of Foreign Assets Control. U.S. Bank National Association entered into a Consent Order with the OCC in October 2015 that concerns deficiencies in its Bank Secrecy Act/anti-money laundering compliance program, and requires an ongoing review of that program, and in February 2018, the OCC issued a related Consent Order for a Civil Money Penalty of $75 million. Also in February 2018, U.S. Bank National Association entered into a related settlement agreement with the Financial Crimes Enforcement Network (“FinCEN”), which required, among other things, an ongoing commitment to provide resources to its Bank Secrecy Act/anti-money laundering compliance program and related reporting to FinCEN, as well as the payment of a civil money penalty of $70 million to FinCEN, and the Company entered into a related settlement agreement with the Board of Governors of the Federal Reserve System (the “Federal Reserve”), which required, among other things, enhancements to the Company’s firm-wide Bank Secrecy Act/anti-money laundering compliance program and sanctions compliance program and payment of a civil money penalty of $15 million to the Federal Reserve. If the Company or U.S. Bank National Association do not make satisfactory progress toward addressing the requirements of these regulatory orders, they may be required to enter into further orders and settlements, pay fines or other penalties or further modify their business practices (which may increase the Company’s operating expenses and decrease its revenue).

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

In general, the amounts paid by financial institutions in settlement of proceedings or investigations and the severity of other terms of regulatory settlements are likely to remain elevated in the near term. In some cases, governmental authorities have required criminal pleas or other extraordinary terms as part of such settlements, which could have significant consequences for a financial institution, including loss of customers, restrictions on the ability to access the capital markets, and the inability to operate certain businesses or offer certain products for a period of time. In February 2018, the Company entered into a deferred prosecution agreement (the “Deferred Prosecution Agreement”) with the U.S. Attorney’s Office in Manhattan to resolve an investigation of the Company concerning a legacy banking relationship between U.S. Bank National Association and payday lending businesses associated with former customer Scott Tucker and U.S. Bank National Association’s legacy Bank Secrecy Act/anti-money laundering compliance program. If the Company violates the terms of the Deferred Prosecution Agreement, the term of the Deferred Prosecution Agreement could be extended, or the Company could be subject to a prosecution or civil action based on the matters that are the subject of the Deferred Prosecution Agreement, any of which could result in additional fines, penalties, settlements, payments or restrictions or other materially adverse impacts on the Company’s business, reputation or brand. Moreover, the Deferred Prosecution Agreement and the regulatory orders with the OCC, Federal Reserve and FinCEN discussed above do not preclude additional enforcement actions by bank regulatory, governmental or law enforcement agencies or private litigation. Violations of laws and regulations or deemed deficiencies in risk management practices also may be incorporated into the Company’s confidential supervisory ratings. A downgrade in these ratings, or these or other regulatory actions and settlements can limit the Company’s ability to conduct expansionary activities for a period of time and require new or additional regulatory approvals before engaging in certain other business activities.

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

Additional requirements may be imposed in the future. The Basel Committee has recently finalized a package of revisions to the Basel III framework, unofficially known as Basel IV. The changes are meant to improve the calculation of risk-weighted assets and the comparability of capital ratios. Federal banking regulators are expected to undertake rule-making action in future years to implement these revisions in the United States. The ultimate impact on the Company’s capital and liquidity will depend on the final rule-makings and the implementation process thereafter.

The Company is subject to significant financial and reputational risks from potential legal liability and governmental actions The Company faces significant legal risks in its business, and the volume of claims and amount of damages and penalties claimed in litigation and governmental proceedings against it and other financial institutions have increased in recent years. Customers, clients and other counterparties have grown more litigious and are making claims for substantial or indeterminate amounts of damages, while banking regulators and certain other governmental authorities have demonstrated an increased focus on enforcement. In addition, governmental authorities have, at times, sought criminal penalties against companies in the financial services sector for violations, and, at times, have required an admission of wrongdoing from financial institutions in connection with resolving such matters. Criminal convictions or admissions of wrongdoing in a settlement with the government can lead to greater exposure in civil litigation and reputational harm.

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

Substantial legal liability or significant governmental action against the Company could materially impact its financial condition and results of operations or cause significant reputational harm to the Company, which in turn could adversely impact its business prospects. Also, the resolution of a litigation or regulatory matter could result in additional accruals (for instance, the $608 million accrued liability reflected in the Company’s financial results for the fourth quarter of 2017 relating to the matters the Company has resolved with the OCC, the U.S. Attorney’s Office, and FinCEN relating to the Company’s legacy Bank Secrecy Act/anti-money laundering compliance program) or exceed established accruals for a particular period, which could materially impact the Company’s results from operations for that period.

The Company may be required to repurchase mortgage loans or indemnify mortgage loan purchasers as a result of breaches in contractual representations and warranties When the Company sells mortgage loans that it has originated to various parties, including GSEs, it is required to make customary representations and warranties to the purchaser about the mortgage loans and the manner in which they were originated. The Company may be required to repurchase mortgage loans or be subject to indemnification claims in the event of a breach of contractual representations or warranties that is not remedied within a certain period. Contracts for residential mortgage loan sales to the GSEs include various types of specific remedies and penalties that could be applied if the Company does not adequately respond to repurchase requests. If economic conditions and the housing market deteriorate or the GSEs increase their claims for breached representations and warranties, the Company could have increased repurchase obligations and increased losses on repurchases, requiring material increases to its repurchase reserve.

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

Given the high percentage of the Company’s assets represented directly or indirectly by loans, and the importance of lending to its overall business, weak economic conditions are likely to have a negative impact on the Company’s business and results of operations. A reversal or slowing of the current economic recovery or another severe contraction could adversely impact loan utilization rates as well as delinquencies, defaults and the ability of customers to meet obligations under the loans. The value to the Company of other assets such as investment securities, most of which are debt securities or other financial instruments supported by loans, similarly would be negatively impacted by widespread decreases in credit quality resulting from a weakening of the economy. Downward valuation of debt securities could also negatively impact the Company’s capital position.

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

Recent changes to tax policy in the United States could also adversely impact certain segments of the domestic economy, which could negatively affect demand for loans and fee-based financial services. The implications of the Tax Cuts and Job Act’s repatriation provisions are also uncertain, with possible negative effects on demand for loans, deposits and other services. Any further changes to economic or trade policies could also erode consumer confidence levels, cause adverse changes in payment patterns, lead to increases in delinquencies and default rates in certain industries or regions, or have other negative market or customer impacts. Such developments could increase the Company’s loan charge-offs and provision for credit losses. Any future economic deterioration that affects household or corporate incomes could also result in reduced demand for credit or fee-based products and services.

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

In addition, interest rate indices on many of the Company’s outstanding financial instruments are subject to change based on regulatory developments, which could adversely affect the Company’s revenue, expenses, and the value of those financial instruments. In July 2017, the United Kingdom’s Financial Conduct Authority, which regulates the London interbank offered rate (“LIBOR”), announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. The transition from LIBOR to another benchmark rate could have adverse impacts on the Company’s assets, liabilities and financial condition. Furthermore, the interest rates on floating-rate obligations, loans, deposits, derivatives, and other financial instruments that currently use LIBOR as a benchmark rate, as well as the revenue and expenses associated with those financial instruments, could be adversely affected.

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

In addition, the process the Company uses to estimate losses inherent in its credit exposure requires difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of its borrowers to repay their loans. These economic predictions and their impact may no longer be capable of accurate estimation, which may, in turn, impact the reliability of the process. As with any such assessments, the Company may fail to identify the proper factors or to accurately estimate the impacts of the factors that the Company does identify. The Company also makes loans to borrowers where it does not have or service the loan with the first lien on the property securing its loan. For loans in a junior lien position, the Company may not have access to information on the position or performance of the first lien when it is held and serviced by a third party, which may adversely affect the accuracy of the loss estimates for loans of these types. Increases in the Company’s allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect its financial results. In addition, the Company’s ability to assess the creditworthiness of its customers may be impaired if the models and approaches it uses to select, manage, and underwrite its customers become less predictive of future behaviors.

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

Changes in interest rates can impact the value of the Company’s mortgage servicing rights and mortgages held for sale, and can make its mortgage banking revenue volatile from quarter to quarter, which can reduce its earnings The Company has a portfolio of MSRs, which is the right to service a mortgage loan—collect principal, interest and escrow amounts—for a fee. The Company initially carries its MSRs using a fair value measurement of the present value of the estimated future net servicing income, which includes assumptions about the likelihood of prepayment by borrowers. Changes in interest rates can affect prepayment assumptions and thus fair value. As interest rates fall, prepayments tend to increase as borrowers refinance, and the fair value of MSRs can decrease, which in turn reduces the Company’s earnings. Further, it is possible that, because of economic conditions and/or a weak or deteriorating housing market, even if interest rates were to fall or remain low, mortgage originations may also fall or any increase in mortgage originations may not be enough to offset the decrease in the MSRs’ value caused by the lower rates.

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

Operations and Business Risk

A breach in the security of the Company’s systems, or the systems of certain third parties, could disrupt the Company’s businesses, result in the disclosure of confidential information, damage its reputation and create significant financial and legal exposure Although the Company devotes significant resources to maintain and regularly upgrade its systems and processes that are designed to protect the security of the Company’s computer systems, software, networks and other technology assets, as well as its intellectual property, and to protect the confidentiality, integrity and availability of information belonging to the Company and its customers, the Company’s security measures may not be entirely effective. Many financial services institutions, retailers and other companies engaged in data processing have reported breaches in the security of their websites or other systems, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage systems, often through the introduction of computer viruses or malware, cyber attacks and other means. The data breach experienced by a major credit reporting institution in 2017, through which the personal information of as many as 145.5 million of its customers was compromised, illustrates the cybersecurity risks facing the financial services industry. The Company and certain other large financial institutions in the United States have experienced several well-publicized episodes of apparently related attacks from technically sophisticated and well-resourced third parties that were intended to disrupt normal business activities by making internet banking systems inaccessible to customers for extended periods. These “denial-of-service” attacks require substantial resources to defend and could result in system outages that affect customer satisfaction and behavior.

Attacks on financial or other institutions important to the overall functioning of the financial system could also adversely affect, directly or indirectly, aspects of the Company’s businesses. As a result of the increasing consolidation, interdependence and complexity of financial entities and technology systems, a technology failure, cyber attack, or other information or security breach that significantly degrades, deletes or compromises the systems or data of one or more financial entities could have a material impact on counterparties or other market participants, including the Company. This consolidation, interconnectivity and complexity increases the risk of operational failure, on both an entity-specific and an industry-wide basis.

Third parties that facilitate the Company’s business activities, including exchanges, clearinghouses, payment and ATM networks, financial intermediaries or vendors that provide services or technology solutions for the Company’s operations, could also be sources of operational and security risks to the Company, including with respect to breakdowns or failures of their systems, misconduct by their employees or cyber attacks that could affect their ability to deliver a product or service to the Company or result in lost or compromised information of the Company or its customers. The Company’s ability to implement back-up systems or other safeguards with respect to third party systems is much more limited than with respect to its own systems. Furthermore, an attack on or failure of a third party system may not be revealed to the Company in a timely manner, which could compromise the Company’s ability to respond effectively. Some of these third parties may engage vendors of their own as they provide services or technology solutions for the Company’s operations, which introduces the risk that these “fourth parties” could be the source of operational and security failures.

In addition, during the past several years a number of retailers and hospitality companies have disclosed substantial cyber security breaches affecting debit and credit card accounts of their customers, some of whom were the Company’s cardholders. These attacks involving Company cards are likely to continue and could, individually or in the aggregate, have a material adverse effect on the Company’s financial condition or results of operations.

It is possible that the Company may not be able to anticipate or to implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently, generally increase in sophistication, often are not recognized until launched, and sometimes go undetected even when successful, and, in addition, because security attacks can originate from a wide variety of sources, including organized crime, hackers, terrorists, activists, hostile foreign governments and other external parties. Those parties may also attempt to fraudulently induce employees, customers or other users of the Company’s systems to disclose sensitive information in order to gain access to the Company’s data or that of its customers or clients, such as through “phishing” schemes. These risks may increase in the future as the Company continues to increase its mobile payments and other internet-based product offerings and expands its internal usage of web-based products and applications. In addition, the Company’s customers often use their own devices, such as computers, smart phones and tablet computers, to make payments and manage their accounts. The Company has limited ability to assure the safety and security of its customers’ transactions with the Company to the extent they are using their own devices, which could be subject to similar threats.

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

The Company relies on its employees, systems and third parties to conduct its business, and certain failures by systems or misconduct by employees or third parties could adversely affect its operations The Company operates in many different businesses in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. The Company’s business, financial, accounting, data processing, and other operating systems and facilities may stop operating properly or become disabled or damaged as a result of a number of factors, including events that are out of its control. In addition to the risks posed by information security breaches, as discussed above, such systems could be compromised because of spikes in transaction volume, electrical or telecommunications outages, degradation or loss of internet or website availability, natural disasters, political or social unrest, and terrorist acts. The Company’s business operations may be adversely affected by significant disruption to the operating systems that support its businesses and customers.

The Company could also incur losses resulting from the risk of fraud by employees or persons outside of the Company, unauthorized access to its computer systems, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements, and business continuation and disaster recovery. This risk of loss also includes the potential legal actions, fines or civil money penalties that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity.

Third parties provide key components of the Company’s business infrastructure, such as internet connections, network access and mutual fund distribution. While the Company has selected these third parties carefully, it does not control their actions. Any problems caused by third party service providers, including as a result of not providing the Company their services for any reason or performing their services poorly, could adversely affect the Company’s ability to deliver products and services to the Company’s customers and otherwise to conduct its business. Replacing third party service providers could also entail significant delay and expense. In addition, failure of third party service providers to handle current or higher volumes of use could adversely affect the Company’s ability to deliver products and services to clients and otherwise to conduct business. Technological or financial difficulties of a third party service provider could adversely affect the Company’s businesses to the extent those difficulties result in the interruption or discontinuation of services provided by that party.

Operational risks for large institutions such as the Company have generally increased in recent years, in part because of the proliferation of new technologies, the use of internet services and telecommunications technologies to conduct financial transactions, the increased number and complexity of transactions being processed, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. If personal, confidential or proprietary information of customers or clients in the Company’s possession were to be mishandled or misused, the Company could suffer significant regulatory consequences, reputational damage and financial loss. This mishandling or misuse of private data could include, for example, situations in which the information is erroneously provided to parties who are not permitted to have the information, either by fault of the Company’s systems, employees, or third party service providers, or where the information is intercepted or otherwise inappropriately taken by third parties. In the event of a breakdown in the internal control system, improper operation of systems or improper employee or third party actions, the Company could suffer financial loss, face legal or regulatory action and suffer damage to its reputation.

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

The Company’s business and financial performance could be adversely affected, directly or indirectly, by natural disasters, by terrorist activities or by international hostilities Neither the occurrence nor the potential impact of natural disasters, terrorist activities or international hostilities can be predicted. However, these occurrences could impact the Company directly (for example, by interrupting the Company’s systems, which could prevent the Company from obtaining deposits, originating loans and processing and controlling its flow of business; causing significant damage to the Company’s facilities; or otherwise preventing the Company from conducting business in the ordinary course), or indirectly as a result of their impact on the Company’s borrowers, depositors, other customers, suppliers or other counterparties (for example, by damaging properties pledged as collateral for the Company’s loans or impairing the ability of certain borrowers to repay their loans). The Company could also suffer adverse consequences to the extent that natural disasters, terrorist activities or international hostilities affect the financial markets or the economy in general or in any particular region. These types of impacts could lead, for example, to an increase in delinquencies, bankruptcies or defaults that could result in the Company experiencing higher levels of nonperforming assets, net charge-offs and provisions for credit losses.

The Company’s ability to mitigate the adverse consequences of these occurrences is in part dependent on the quality of the Company’s resiliency planning, and the Company’s ability, if any, to anticipate the nature of any such event that occurs. The adverse impact of natural disasters, terrorist activities or international hostilities also could be increased to the extent that there is a lack of preparedness on the part of national or regional emergency responders or on the part of other organizations and businesses that the Company transacts with, particularly those that it depends upon, but has no control over. Additionally, the nature and level of natural disasters may be exacerbated by global climate change.

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

The Company relies on dividends from its subsidiaries for its liquidity needs, and the payment of those dividends are limited by laws and regulations The Company is a separate and distinct legal entity from U.S. Bank National Association and its non-bank subsidiaries. The Company receives a significant portion of its cash from dividends paid by its subsidiaries. These dividends are the principal source of funds to pay dividends on the Company’s stock and interest and principal on its debt. Various federal and state laws and regulations limit the amount of dividends that U.S. Bank National Association and certain of its non-bank subsidiaries may pay to the Company without regulatory approval. Also, the Company’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to prior claims of the subsidiary’s creditors, except to the extent that any of the Company’s claims as a creditor of that subsidiary may be recognized.

Competitive and Strategic Risk

The financial services industry is highly competitive, and competitive pressures could intensify and adversely affect the Company’s financial results The Company operates in a highly competitive industry that could become even more competitive as a result of legislative, regulatory and technological changes, as well as continued industry consolidation, which may increase in connection with current economic and market conditions. This consolidation may produce larger, better-capitalized and more geographically diverse companies that are capable of offering a wider array of financial products and services at more competitive prices. The Company competes with other commercial banks, savings and loan associations, mutual savings banks, finance companies, mortgage banking companies, credit unions, investment companies, credit card companies, and a variety of other financial services and advisory companies. In addition, technology has lowered barriers to entry and made it possible for non-banks to offer products and services that traditionally were banking products, and made it possible for technology companies to compete with financial institutions in providing electronic and internet-based financial solutions. Competition with non-banks, including technology companies, to provide financial products and services is expected to intensify. Many of the Company’s competitors have fewer regulatory constraints, and some have lower cost structures. Also, the potential need to adapt to industry changes in information technology systems, on which the Company and financial services industry are highly dependent, could present operational issues and require capital spending. The Company’s ability to compete successfully depends on a number of factors, including, among others, its ability to develop and execute strategic plans and initiatives; developing, maintaining and building long-term customer relationships based on quality service, competitive prices, high ethical standards and safe, sound assets; and industry and general economic trends. A failure to compete effectively could contribute to downward price pressure on the Company’s products or services or a loss of market share.

The Company may need to lower prices on existing products and services and develop and introduce new products and services to maintain market share The Company’s success depends, in part, on its ability to adapt its products and services to evolving industry standards. There is increasing pressure to provide products and services at lower prices. Lower prices can reduce the Company’s net interest margin and revenues from its fee-based products and services. In addition, the adoption of new technologies or further developments in current technologies, such as mobile phones and tablet computers, could require the Company to make substantial expenditures to modify or adapt its existing products and services. Also, these and other capital investments in the Company’s businesses may not produce expected growth in earnings anticipated at the time of the expenditure. The Company might not be successful in developing or introducing new products and services, adapting to changing customer preferences and spending and saving habits, achieving market acceptance of its products and services, or sufficiently developing and maintaining loyal customer relationships.

The Company’s business could suffer if it fails to attract and retain skilled employees The Company’s success depends, in large part, on its ability to attract and retain key employees. Competition for the best people in most activities the Company engages in can be intense. The Company may not be able to hire the best people or to keep them. Recent strong scrutiny of compensation practices has resulted in, and may continue to result in, additional regulation and legislation in this area. As a result, the Company may not be able to retain key employees by providing adequate compensation. In addition, there is the potential for changes in immigration policies in multiple jurisdictions and to the extent that immigration policies or work authorization programs were to unduly restrict or otherwise make it more difficult for qualified employees to work in, or transfer among, jurisdictions in which the Company has operations or conducts its business, the Company could be adversely affected. There is no assurance that these developments will not cause increased turnover or impede the Company’s ability to retain and attract the highest caliber employees.

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

The Company must generally receive federal regulatory approval before it can acquire a bank or bank holding company. The Company’s ability to pursue or complete an attractive acquisition could be negatively impacted by regulatory delay or other regulatory issues. The Company cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. For example, the Company may be required to sell branches as a condition to receiving regulatory approval for bank acquisitions. If the Company commits certain regulatory violations, including those that result in a downgrade in certain of the Company’s bank regulatory ratings, governmental authorities could, as a consequence, preclude it from pursuing future acquisitions for a period of time.

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

Changes in accounting standards could materially impact the Company’s financial statements From time to time, the Financial Accounting Standards Board and the United States Securities and Exchange Commission change the financial accounting and reporting standards that govern the preparation of the Company’s financial statements. These changes can be hard to predict and can materially impact how the Company records and reports its financial condition and results of operations. The Company could be required to apply a new or revised standard retroactively or apply an existing standard differently, on a retroactive basis, in each case potentially resulting in the Company restating prior period financial statements. As an example, the Financial Accounting Standards Board issued accounting guidance, effective for the Company no later than January 1, 2020, related to the impairment of financial instruments, particularly the allowance for loan losses. This guidance changes existing impairment recognition to a model that is based on expected losses rather than incurred losses, which is intended to result in more timely recognition of credit losses. This guidance will be adopted by way of a cumulative effect adjustment recorded to beginning retained earnings upon the effective date. The Company is currently evaluating the impact of this guidance on its financial statements.

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

Executive Officers

Andrew Cecere

Mr. Cecere is President and Chief Executive Officer of U.S. Bancorp. Mr. Cecere, 57, has served as President of U.S. Bancorp since January 2016 and Chief Executive Officer since April 2017. He also served as Vice Chairman and Chief Operating Officer from January 2015 to January 2016 and was U.S. Bancorp’s Vice Chairman and Chief Financial Officer from February 2007 until January 2015. Until that time, he served as Vice Chairman, Wealth Management and Investment Services of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001. Previously, he had served as an executive officer of the former U.S. Bancorp, including as Chief Financial Officer from May 2000 through February 2001.

Jennie P. Carlson

Ms. Carlson is Executive Vice President and Chief Human Resources Officer of U.S. Bancorp. Ms. Carlson, 57, has served in this position since January 2002. Until that time, she served as Executive Vice President, Deputy General Counsel and Corporate Secretary of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001. From 1995 until the merger, she was General Counsel and Secretary of Firstar Corporation and Star Banc Corporation.

James L. Chosy

Mr. Chosy is Executive Vice President and General Counsel of U.S. Bancorp. Mr. Chosy, 54, has served in this position since March 2013. He also served as Corporate Secretary of U.S, Bancorp from March 2013 until April 2016. From 2001 to 2013, he served as the General Counsel and Secretary of Piper Jaffray Companies. From 1995 to 2001, Mr. Chosy was Vice President and Associate General Counsel of U.S. Bancorp, having also served as Assistant Secretary of U.S. Bancorp from 1995 through 2000 and as Secretary from 2000 until 2001.

Terrance R. Dolan

Mr. Dolan is Vice Chairman and Chief Financial Officer of U.S. Bancorp. Mr. Dolan, 56, has served in this position since August 2016. From July 2010 to July 2016, he served as Vice Chairman, Wealth Management and Investment Services, of U.S. Bancorp. From September 1998 to July 2010, Mr. Dolan served as U.S. Bancorp’s Controller. He additionally held the title of Executive Vice President from January 2002 until June 2010 and Senior Vice President from September 1998 until January 2002.

John R. Elmore

Mr. Elmore is Vice Chairman, Community Banking and Branch Delivery, of U.S. Bancorp. Mr. Elmore, 61, has served in this position since March 2013. From 1999 to 2013, he served as Executive Vice President, Community Banking, of U.S. Bancorp and its predecessor company, Firstar Corporation.

Leslie V. Godridge

Ms. Godridge is Vice Chairman, Corporate and Commercial Banking, of U.S. Bancorp. Ms. Godridge, 62, has served in this position since January 2016. From February 2013 until December 2015, she served as Executive Vice President, National Corporate Specialized Industries and Global Treasury Management, of U.S. Bancorp. From February 2007, when she joined U.S. Bancorp, until January 2013, Ms. Godridge served as Executive Vice President, National Corporate and Institutional Banking, of U.S. Bancorp. Prior to that time, she served as Senior Executive Vice President and a member of the Executive Committee at The Bank of New York, where she was head of BNY Asset Management, Private Banking, Consumer Banking and Regional Commercial Banking from 2004 to 2006.

Gunjan Kedia

Ms. Kedia is Vice Chairman, Wealth Management and Investment Services, of U.S. Bancorp. Ms. Kedia, 47, has served in this position since joining U.S. Bancorp in December 2016. From October 2008 until May 2016, she served as Executive Vice President of State Street Corporation where she led the core investment servicing business in North and South America and served as a member of State Street’s management committee, its senior most strategy and policy committee. Previously, Ms. Kedia was an Executive Vice President of global product management at Bank of New York Mellon from 2004 to 2008.

James B. Kelligrew

Mr. Kelligrew is Vice Chairman, Corporate and Commercial Banking, of U.S. Bancorp. Mr. Kelligrew, 52, has served in this position since January 2016. From March 2014 until December 2015, he served as Executive Vice President, Fixed Income and Capital Markets, of U.S. Bancorp, having served as Executive Vice President, Credit Fixed Income, of U.S. Bancorp from May 2009 to March 2014. Prior to that time, he held various leadership positions with Wells Fargo Securities from 2003 to 2009, and with Bank of America Securities from 1993 to 2003.

Shailesh M. Kotwal

Mr. Kotwal is Vice Chairman, Payment Services, of U.S. Bancorp. Mr. Kotwal, 53, has served in this position since joining U.S. Bancorp in March 2015. From July 2008 until May 2014, he served as Executive Vice President of TD Bank Group with responsibility for retail banking products and services and as Chair of its enterprise payments council. From 2006 until 2008, he served as President, International, of eFunds Corporation. Previously, Mr. Kotwal served in various leadership roles at American Express Company from 1989 until 2006, including responsibility for operations in North and South America, Europe and the Asia-Pacific regions.

P.W. Parker

Mr. Parker is Vice Chairman and Chief Risk Officer of U.S. Bancorp. Mr. Parker, 61, has served in this position since December 2013. From October 2007 until December 2013 he served as Executive Vice President and Chief Credit Officer of U.S. Bancorp. From March 2005 until October 2007, he served as Executive Vice President of Credit Portfolio Management of U.S. Bancorp, having served as Senior Vice President of Credit Portfolio Management of U.S. Bancorp since January 2002.

Katherine B. Quinn

Ms. Quinn is Vice Chairman and Chief Administration Officer of U.S. Bancorp. Ms. Quinn, 53, has served in this position since April 2017. From September 2013 to April 2017, she served as Executive Vice President and Chief Strategy and Reputation Officer of U.S. Bancorp and has served on U.S. Bancorp’s Managing Committee since January 2015. From September 2010 until January 2013, she served as Chief Marketing Officer of WellPoint, Inc. (now known as Anthem, Inc.), having served as Head of Corporate Marketing of WellPoint from July 2005 until September 2010. Prior to that time, she served as Chief Marketing and Strategy Officer at The Hartford from 2003 until 2005.

Mark G. Runkel

Mr. Runkel is Executive Vice President and Chief Credit Officer of U.S. Bancorp. Mr. Runkel, 41, has served in this position since December 2013. From February 2011 until December 2013, he served as Senior Vice President and Credit Risk Group Manager of U.S. Bancorp Retail and Payment Services Credit Risk Management, having served as Senior Vice President and Risk Manager of U.S. Bancorp Retail and Small Business Credit Risk Management from June 2009 until February 2011. From March 2005 until May 2009, he served as Vice President and Risk Manager of U.S. Bancorp.

Jeffry H. von Gillern

Mr. von Gillern is Vice Chairman, Technology and Operations Services, of U.S. Bancorp. Mr. von Gillern, 52, has served in this position since July 2010. From April 2001, when he joined U.S. Bancorp, until July 2010, Mr. von Gillern served as Executive Vice President of U.S. Bancorp, additionally serving as Chief Information Officer from July 2007 until July 2010.

Timothy A. Welsh

Mr. Welsh is Vice Chairman, Consumer Banking Sales and Support, of U.S. Bancorp. Mr. Welsh, 52, has served in this position since joining U.S. Bancorp in July 2017. From July 2006 until June 2017, he served as a Senior Partner at McKinsey & Company where he specialized in financial services and the consumer experience. Previously, Mr. Welsh served as a Partner at McKinsey & Company from 1999 to 2006.

Directors

Richard K. Davis1,3,7

Executive Chairman and former Chief Executive Officer

U.S. Bancorp

Douglas M. Baker, Jr.1,5,7

Chairman and Chief Executive Officer

Ecolab Inc.

(Cleaning and sanitizing products)

Warner L. Baxter1,2,3

Chairman, President and Chief Executive Officer

Ameren Corporation

(Energy)

Marc N. Casper3,6

President and Chief Executive Officer

Thermo Fisher Scientific Inc.

(Life sciences and healthcare technology)

Andrew Cecere3,7

President and Chief Executive Officer

U.S. Bancorp

Arthur D. Collins, Jr.1,4,5

Retired Chairman and Chief Executive Officer

Medtronic, Inc.

(Medical device and technology)

Kimberly J. Harris1,5,6

President and Chief Executive Officer

Puget Energy, Inc. and Puget Sound Energy, Inc.

(Energy)

Roland A. Hernandez1,2,6

Founding Principal and Chief Executive Officer

Hernandez Media Ventures

(Media)

Doreen Woo Ho3,7

Commissioner

San Francisco Port Commission

(Government)

Olivia F. Kirtley1,4,7

Business Consultant

(Consulting)

Karen S. Lynch2,6

President

Aetna Inc.

(Healthcare benefits)

Richard P. McKenney6,7

President and Chief Executive Officer

Unum Group

(Financial protection benefits)

David B. O’Maley 1,4,5

Retired Chairman, President and Chief Executive Officer

Ohio National Financial Services, Inc.

(Insurance)

O’dell M. Owens, M.D., M.P.H.4,6

President and Chief Executive Officer

Interact for Health

(Health and wellness)

Craig D. Schnuck5,7

Former Chairman and Chief Executive Officer

Schnuck Markets, Inc.

(Food retail)

Scott W. Wine2,4

Chairman and Chief Executive Officer

Polaris Industries Inc.

(Motorized products)

1.	Executive Committee
2.	Audit Committee
3.	Capital Planning Committee
4.	Compensation and Human Resources Committee
5.	Governance Committee
6.	Public Responsibility Committee
7.	Risk Management Committee

