Form 10-K, Exhibit 13
period 2018-12-31
US BANCORP \DE\
filed 2019-02-22
CIK 36104

EXHIBIT 13

F I N A N C I A L   TA B L E   O F   C O N T E N T S

The following pages discuss in detail the financial results we achieved in

2018 — results that reflect how we are creating the future now.

The following information appears in accordance with the Private Securities Litigation Reform Act of 1995:

This report contains forward-looking statements about U.S. Bancorp. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements and are based on the information available to, and assumptions and estimates made by, management as of the date hereof. These forward-looking statements cover, among other things, anticipated future revenue and expenses and the future plans and prospects of U.S. Bancorp. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated. Deterioration in general business and economic conditions or turbulence in domestic or global financial markets could adversely affect U.S. Bancorp’s revenues and the values of its assets and liabilities, reduce the availability of funding to certain financial institutions, lead to a tightening of credit, and increase stock price volatility. Stress in the commercial real estate markets, as well as a downturn in the residential real estate markets, could cause credit losses and deterioration in asset values. In addition, changes to statutes, regulations, or regulatory policies or practices could affect U.S. Bancorp in substantial and unpredictable ways. U.S. Bancorp’s results could also be adversely affected by changes in interest rates; deterioration in the credit quality of its loan portfolios or in the value of the collateral securing those loans; deterioration in the value of its investment securities; legal and regulatory developments; litigation; increased competition from both banks and non-banks; changes in the level of tariffs and other trade policies of the United States and its global trading partners; changes in customer behavior and preferences; breaches in data security; failures to safeguard personal information; effects of mergers and acquisitions and related integration; effects of critical accounting policies and judgments; and management’s ability to effectively manage credit risk, market risk, operational risk, compliance risk, strategic risk, interest rate risk, liquidity risk and reputational risk.

Additional factors could cause actual results to differ from expectations, including the risks discussed in the “Corporate Risk Profile” section on pages 38–59 and the “Risk Factors” section on pages 144–154 of this report. In addition, factors other than these risks also could adversely affect U.S. Bancorp’s results, and the reader should not consider these risks to be a complete set of all potential risks or uncertainties. Forward- looking statements speak only as of the date hereof, and U.S. Bancorp undertakes no obligation to update them in light of new information or future events.

22	Management’s Discussion and Analysis

	22	Overview

	24	Statement of Income Analysis

	29	Balance Sheet Analysis

	38	Corporate Risk Profile

		38	Overview

		39	Credit Risk Management

		51	Residual Value Risk Management

		51	Operational Risk Management

		52	Compliance Risk Management

		52	Interest Rate Risk Management

		54	Market Risk Management

		55	Liquidity Risk Management

		58	Capital Management

	60	Fourth Quarter Summary

	61	Line of Business Financial Review

	66	Non-GAAP Financial Measures

	68	Accounting Changes

	68	Critical Accounting Policies

	70	Controls and Procedures

71	Reports of Management and Independent Accountants

74	Consolidated Financial Statements and Notes

138	Five-Year Consolidated Financial Statements

140	Quarterly Consolidated Financial Data

141	Supplemental Financial Data

144	Company Information

155	Executive Officers

157	Directors

Table of Contents	21

Management’s Discussion and Analysis

Overview

U.S. Bancorp and its subsidiaries (the “Company”) delivered record financial performance in 2018. In a year where the economy expanded at a moderate rate and the labor market continued to strengthen, the Company had record net revenue, net income and diluted earnings per share, while continuing to invest in technology and innovation to drive growth and improve efficiencies in the future.

The Company earned $7.1 billion in 2018, an increase of $878 million (14.1 percent) over 2017, principally due to total net revenue growth, lower noninterest expense and the impact of the Tax Cuts and Job Act (“tax reform”) enacted by Congress in late 2017. Net interest income increased as a result of the impact of rising interest rates on assets, earning assets growth, and higher yields on the reinvestment of securities, partially offset by higher rates on deposits and changes in funding mix. Noninterest income increased due to strong growth in payment services revenue and trust and investment management fees. The Company’s continued focus on controlling expenses allowed it to achieve an industry-leading efficiency ratio of 55.1 percent in 2018. In addition, the Company’s return on average assets and return on average common equity were 1.55 percent and 15.4 percent, respectively, the highest among its peers.

The Company remains deeply committed to value creation for shareholders, and during the third quarter of 2018, increased its dividend rate per common share by 23 percent. Overall, the Company returned 74 percent of its earnings to common shareholders through dividends and common share repurchases during 2018. This result was accomplished by the Company generating steady growth in commercial and consumer lending, by building momentum in its core business, particularly within Wealth Management and Investment Services and Payment Services, and by maintaining a strong capital base.

The Company’s common equity tier 1 to risk-weighted assets ratio using the Basel III standardized approach and Basel III advanced approaches were 9.1 percent and 11.8 percent, respectively, at December 31, 2018. Refer to Table 23 for a summary of the statutory capital ratios in effect for the Company at December 31, 2018 and 2017. Further, credit rating organizations rate the Company’s debt among the highest of any bank in the world. This comparative financial strength provides the Company with favorable funding costs, strong liquidity and the ability to attract new customers.

In 2018, average loans increased $4.2 billion (1.5 percent) over 2017, reflecting growth from new and existing customers. Loan growth included increases in commercial loans, residential mortgages, credit card loans and other retail loans. These increases were partially offset by a decrease in commercial real estate loans, due to customers paying down balances over the past year, as well as a decrease in loans covered by loss sharing agreements with the Federal Deposit Insurance Corporation (“FDIC”) (“covered” loans). During the fourth quarter of 2018, the majority of the Company’s covered loans were sold and the loss share coverage expired. As of December 31, 2018, any remaining loan balances were reclassified to be included in their respective portfolio category.

The Company’s provision for credit losses decreased $11 million (0.8 percent) in 2018, compared with 2017, reflecting stable credit quality in the Company’s loan portfolios. The provision for credit losses was $25 million higher than net charge-offs in 2018, compared with $60 million higher than net charge-offs in 2017. The increase in the allowance for credit losses during 2018 reflected continued loan portfolio growth.

The Company’s strong 2018 financial results and momentum in its lending and fee businesses position it well for 2019. Loan growth accelerated in late 2018 even though the Company maintained its disciplined underwriting standards. The Company had strong 2018 sales activity in its fee businesses and continued to expand customer relationships across all of its businesses. Technology and innovation investment, such as digital, digital analytics and real-time payment capabilities remain a priority for the Company, however, the Company plans to remain vigilant in its expense discipline, driving long-term growth and creating value for shareholders. In addition, the Office of the Comptroller of the Currency terminated its 2015 Consent Order related to the Company’s Anti-Money Laundering and Bank Secrecy Act program and controls in late 2018. Since 2014, the Company has made significant investments to risk management and compliance to enhance and strengthen this program. The exit from the consent order will give the Company more flexibility to optimize its existing branch network and to selectively expand into new markets with a digitally-led and branch-lite strategy.

TABLE 1	Selected Financial Data

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2018	2017	2016	2015	2014
Condensed Income Statement
Net interest income	$12,919	$12,380	$11,666	$11,151	$10,949
Taxable-equivalent adjustment(a)	116	205	203	213	222

Net interest income (taxable-equivalent basis)(b)	13,035	12,585	11,869	11,364	11,171
Noninterest income	9,572	9,260	9,268	8,818	8,872
Securities gains (losses), net	30	57	22	—	3

Total net revenue	22,637	21,902	21,159	20,182	20,046
Noninterest expense	12,464	12,790	11,527	10,807	10,600
Provision for credit losses	1,379	1,390	1,324	1,132	1,229

Income before taxes	8,794	7,722	8,308	8,243	8,217
Income taxes and taxable-equivalent adjustment	1,670	1,469	2,364	2,310	2,309

Net income	7,124	6,253	5,944	5,933	5,908
Net (income) loss attributable to noncontrolling interests	(28)	(35)	(56)	(54)	(57)

Net income attributable to U.S. Bancorp	$7,096	$6,218	$5,888	$5,879	$5,851

Net income applicable to U.S. Bancorp common shareholders	$6,784	$5,913	$5,589	$5,608	$5,583

Per Common Share
Earnings per share	$4.15	$3.53	$3.25	$3.18	$3.10
Diluted earnings per share	4.14	3.51	3.24	3.16	3.08
Dividends declared per share	1.34	1.16	1.07	1.01	.97
Book value per share(c)	28.01	26.34	24.63	23.28	21.68
Market value per share	45.70	53.58	51.37	42.67	44.95
Average common shares outstanding	1,634	1,677	1,718	1,764	1,803
Average diluted common shares outstanding	1,638	1,683	1,724	1,772	1,813
Financial Ratios
Return on average assets	1.55%	1.39%	1.36%	1.44%	1.54%
Return on average common equity	15.4	13.8	13.4	14.0	14.7
Net interest margin (taxable-equivalent basis)(a)	3.14	3.10	3.04	3.09	3.28
Efficiency ratio(b)	55.1	58.5	54.5	53.5	52.9
Net charge-offs as a percent of average loans outstanding	.48	.48	.47	.47	.55
Average Balances
Loans	$280,701	$276,537	$267,811	$250,459	$241,692
Loans held for sale	3,230	3,574	4,181	5,784	3,148
Investment securities(d)	113,940	111,820	107,922	103,161	90,327
Earning assets	415,067	406,421	389,877	367,445	340,994
Assets	457,014	448,582	433,313	408,865	380,004
Noninterest-bearing deposits	78,196	81,933	81,176	79,203	73,455
Deposits	333,462	333,514	312,810	287,151	266,640
Short-term borrowings	21,790	15,022	19,906	27,960	30,252
Long-term debt	37,450	35,601	36,220	33,566	26,535
Total U.S. Bancorp shareholders’ equity	49,763	48,466	47,339	44,813	42,837
Period End Balances
Loans	$286,810	$280,432	$273,207	$260,849	$247,851
Investment securities	112,165	112,499	109,275	105,587	101,043
Assets	467,374	462,040	445,964	421,853	402,529
Deposits	345,475	347,215	334,590	300,400	282,733
Long-term debt	41,340	32,259	33,323	32,078	32,260
Total U.S. Bancorp shareholders’ equity	51,029	49,040	47,298	46,131	43,479
Asset Quality
Nonperforming assets	$989	$1,200	$1,603	$1,523	$1,808
Allowance for credit losses	4,441	4,417	4,357	4,306	4,375
Allowance for credit losses as a percentage of period-end loans	1.55%	1.58%	1.59%	1.65%	1.77%
Capital Ratios
Basel III standardized approach:
Common equity tier 1 capital	9.1%	9.3%	9.4%	9.6%	9.7%
Tier 1 capital	10.7	10.8	11.0	11.3	11.3
Total risk-based capital	12.6	12.9	13.2	13.3	13.6
Leverage	9.0	8.9	9.0	9.5	9.3
Common equity tier 1 capital to risk-weighted assets for the Basel III advanced approaches	11.8	12.0	12.2	12.5	12.4
Tangible common equity to tangible assets(b)	7.8	7.6	7.5	7.6	7.5
Tangible common equity to risk-weighted assets(b)	9.4	9.4	9.2	9.2	9.3
Common equity tier 1 capital to risk-weighted assets estimated for the Basel III fully implemented standardized approach(b)		9.1	9.1	9.1	9.0
Common equity tier 1 capital to risk-weighted assets estimated for the Basel III fully implemented advanced approaches(b)		11.6	11.7	11.9	11.8
(a)

Based on federal income tax rates of 21 percent for 2018 and 35 percent for 2017, 2016, 2015 and 2014, for those assets and liabilities whose income or expense is not included for federal income tax purposes.

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

Earnings Summary The Company reported net income attributable to U.S. Bancorp of $7.1 billion in 2018, or $4.14 per diluted common share, compared with $6.2 billion, or $3.51 per diluted common share, in 2017. Return on average assets and return on average common equity were 1.55 percent and 15.4 percent, respectively, in 2018, compared with 1.39 percent and 13.8 percent, respectively, in 2017. The results for 2018 included the impact of a gain from the sale of the Company’s ATM servicing business and the sale of a majority of its FDIC covered loans, charges related to severance, certain asset impairments, an accrual for legal matters, and the favorable impact to deferred tax assets and liabilities related to changes in estimates from tax reform. Combined, these items increased 2018 diluted earnings per common share by $0.03.

Total net revenue for 2018 was $735 million (3.4 percent) higher than 2017, reflecting a 4.4 percent increase in net interest income (3.6 percent on a taxable-equivalent basis), and a 3.1 percent increase in noninterest income. The increase in net interest income from the prior year was mainly a result of the impact of rising interest rates on assets, earning assets growth, and higher yields on the reinvestment of securities, partially offset by higher rates on deposits and changes in funding mix. The increase in noninterest income was primarily driven by strong growth in payment services revenue and trust and investment management fees, along with an increase in other noninterest income which reflected a gain on the sale of the Company’s ATM servicing business offset by charges for asset impairments related to the sale of FDIC covered loans and certain other assets. These increases in noninterest income were partially offset by decreases in mortgage banking revenue and commercial products revenue.

Noninterest expense in 2018 was $326 million (2.5 percent) lower than 2017, reflecting a decrease in marketing and business development expense due to lower charitable contributions to the Company’s foundation and a decrease in other noninterest expense driven by lower costs related to tax-advantaged projects, lower FDIC insurance expense, and a reduction in mortgage servicing costs, as well as the impact of the settlement of a regulatory matter recorded in 2017. Partially offsetting these decreases were increased compensation expense supporting business growth and compliance programs, merit increases, and variable compensation related to revenue growth, higher employee benefits expense, and an increase in technology and communications expense in support of business growth.

Statement of Income Analysis

Net Interest Income Net interest income, on a taxable-equivalent basis, was $13.0 billion in 2018, compared with $12.6 billion in 2017 and $11.9 billion in 2016. The $450 million (3.6 percent) increase in net interest income, on a taxable-equivalent basis, in 2018 compared with 2017, was principally driven by the impact of rising interest rates, earning assets growth, and higher yields on securities, partially offset by changes in loan mix, higher rates on deposits, and changes in funding mix, as well as the impact of tax reform which reduced the taxable-equivalent adjustment benefit related to tax exempt assets. Average earning assets were $8.6 billion (2.1 percent) higher in 2018, compared with 2017, driven by increases in loans, other earning assets and investment securities. The net interest margin, on a taxable-equivalent basis, in 2018 was 3.14 percent, compared with 3.10 percent in 2017 and 3.04 percent in 2016. The increase in the net interest margin in 2018, compared with 2017, was principally due to higher interest rates, partially offset by changes in deposit and funding mix, changes in loan mix, higher cash balances and the impact of tax reform. Refer to the “Interest Rate Risk Management” section for further information on the sensitivity of the Company’s net interest income to changes in interest rates.

Average total loans were $280.7 billion in 2018, compared with $276.5 billion in 2017. The $4.2 billion (1.5 percent) increase was driven by growth in commercial loans, residential mortgages, credit card loans and other retail loans, partially offset by decreases in commercial real estate and covered loans. The $3.0 billion (3.1 percent) increase in average commercial loans was driven by higher demand for loans from new and existing customers. Average residential mortgages increased $3.1 billion (5.3 percent) reflecting origination activity. Average credit card balances increased $766 million (3.7 percent) due to customer account growth and higher revolving balances. The $720 million (1.3 percent) increase in average other retail loans was primarily due to higher auto, installment and retail leasing loans, partially offset by the impact of the sale of the Company’s federally guaranteed student loan portfolio during 2018 and a decrease in home equity loans. Average commercial real estate loans decreased $2.1 billion (5.0 percent) in 2018, compared with 2017, due to customers paying down balances over the past year. Average covered loans decreased $1.3 billion (37.1 percent), the result of the sale in late 2018 of the majority of these balances.

TABLE 2	Analysis of Net Interest Income(a)

Year Ended December 31 (Dollars in Millions)	2018	2017	2016	2018 v 2017	2017 v 2016
Components of Net Interest Income
Income on earning assets (taxable-equivalent basis)	$16,298	$14,559	$13,342	$1,739	$1,217
Expense on interest-bearing liabilities (taxable-equivalent basis)	3,263	1,974	1,473	1,289	501
Net interest income (taxable-equivalent basis)(b)	$13,035	$12,585	$11,869	$450	$716
Net interest income, as reported	$12,919	$12,380	$11,666	$539	$714
Average Yields and Rates Paid
Earning assets yield (taxable-equivalent basis)	3.93%	3.58%	3.42%	.35%	.16%
Rate paid on interest-bearing liabilities (taxable-equivalent basis)	1.04	.65	.51	.39	.14
Gross interest margin (taxable-equivalent basis)	2.89%	2.93%	2.91%	(.04)%	.02%
Net interest margin (taxable-equivalent basis)	3.14%	3.10%	3.04%	.04%	.06%
Average Balances
Investment securities(c)	$113,940	$111,820	$107,922	$2,120	$3,898
Loans	280,701	276,537	267,811	4,164	8,726
Earning assets	415,067	406,421	389,877	8,646	16,544
Interest-bearing liabilities	314,506	302,204	287,760	12,302	14,444
(a)	Interest and rates are presented on a fully taxable-equivalent basis based on a federal income tax rate of 21 percent for 2018 and 35 percent for 2017 and 2016.
(b)	See Non-GAAP Financial Measures beginning on page 66.
(c)

Excludes unrealized gains and losses on available-for-sale investment securities and any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity.

Average investment securities in 2018 were $2.1 billion (1.9 percent) higher than 2017, primarily due to purchases of U.S. Treasury, mortgage-backed and state and political securities, net of prepayments and maturities.

Average total deposits for 2018 were essentially unchanged from 2017. Average noninterest-bearing deposits were $3.7 billion (4.6 percent) lower in 2018, compared with 2017, primarily due to decreases in business deposits within Corporate and Commercial Banking and trust balances within Wealth Management and Investment Services. Average total savings deposits for 2018 were $1.2 billion (0.6 percent) lower than 2017, driven by decreases in Corporate and Commercial Banking, and Wealth Management and Investment Services balances, partially offset by an increase in Consumer and Business Banking balances. The decline in Corporate and Commercial Banking total savings balances reflected run-off related to the business merger of a large financial services customer. Average time deposits for 2018 were $4.9 billion (14.5 percent) higher than 2017. The increase was primarily driven by increases in those deposits managed as an alternative to other funding sources such as wholesale borrowing, based largely on relative pricing and liquidity characteristics, as well as consumer customers’ migration to certificates of deposits for higher yields.

The $716 million (6.0 percent) increase in net interest income, on a taxable-equivalent basis, in 2017 compared with 2016, was principally driven by the impact of rising interest rates and loan growth. Average earning assets were $16.5 billion (4.2 percent) higher in 2017, compared with 2016, driven by increases in loans, other earning assets and investment securities. The increase in the net interest margin in 2017, compared with 2016, was principally due to higher interest rates and changes in the loan portfolio mix, partially offset by rising funding costs and higher cash balances.

Average total loans increased $8.7 billion (3.3 percent) in 2017, compared with 2016, driven by growth in commercial loans, residential mortgages, credit card loans and other retail loans, partially offset by decreases in commercial real estate and covered loans. Average commercial loans increased $3.9 billion (4.2 percent) in 2017, compared with 2016, driven by higher demand for loans from new and existing customers. The $3.1 billion (5.6 percent) increase in residential mortgages reflected origination activity. Average credit card balances increased $416 million (2.0 percent) due to customer growth. The $3.1 billion (5.9 percent) increase in average other retail loans was primarily due to higher auto, installment and retail leasing loans, partially offset by decreases in home equity loans and runoff of student loan balances. Average commercial real estate loans decreased $963 million (2.2 percent) in 2017, compared with 2016, primarily the result of disciplined underwriting of construction and development loans and customers paying down balances, while average covered loans decreased $776 million (18.4 percent), the result of portfolio run-off.

Average investment securities in 2017 were $3.9 billion (3.6 percent) higher than 2016, primarily due to purchases of U.S. Treasury and mortgage-backed securities, net of prepayments and maturities, in support of liquidity management.

TABLE 3	Net Interest Income — Changes Due to Rate and Volume(a)

	2018 v 2017			2017 v 2016
Year Ended December 31 (Dollars in Millions)	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Increase (decrease) in

Interest Income
Investment securities	$44	$302	$346	$79	$68	$147
Loans held for sale	(14)	35	21	(22)	12	(10)
Loans
Commercial	96	568	664	109	426	535
Commercial real estate	(89)	182	93	(38)	128	90
Residential mortgages	115	71	186	115	(5)	110
Credit card	86	101	187	45	109	154
Other retail	30	164	194	125	33	158
Covered loans	(65)	24	(41)	(37)	12	(25)
Total loans	173	1,110	1,283	319	703	1,022
Other earning assets	34	55	89	57	1	58
Total earning assets	237	1,502	1,739	433	784	1,217

Interest Expense
Interest-bearing deposits
Interest checking	3	63	66	4	38	42
Money market savings	(29)	463	434	36	259	295
Savings accounts	1	23	24	3	(5)	(2)
Time deposits	41	263	304	5	79	84
Total interest-bearing deposits	16	812	828	48	371	419
Short-term borrowings	68	170	238	(24)	76	52
Long-term debt	41	182	223	(13)	43	30
Total interest-bearing liabilities	125	1,164	1,289	11	490	501
Increase (decrease) in net interest income	$112	$338	$450	$422	$294	$716
(a)

This table shows the components of the change in net interest income by volume and rate on a taxable-equivalent basis based on federal income tax rates of 21 percent for 2018 and 35 percent for 2017 and 2016. This table does not take into account the level of noninterest-bearing funding, nor does it fully reflect changes in the mix of assets and liabilities. The change in interest not solely due to changes in volume or rates has been allocated on a pro-rata basis to volume and yield/rate.

Average total deposits for 2017 were $20.7 billion (6.6 percent) higher than 2016. Average noninterest-bearing deposits for 2017 were $757 million (0.9 percent) higher than 2016, reflecting increases in Wealth Management and Investment Services, and Consumer and Business Banking balances, offset by a decrease in Corporate and Commercial Banking balances. Average total savings deposits for 2017 were $19.2 billion (9.7 percent) higher than 2016, a result of growth across all business lines. Average time deposits, which are managed based largely on relative pricing and liquidity characteristics, increased $751 million (2.3 percent) in 2017, compared with 2016.

Provision for Credit Losses The provision for credit losses reflects changes in the size and credit quality of the entire portfolio of loans. The Company maintains an allowance for credit losses considered appropriate by management for probable and estimable incurred losses, based on factors discussed in the “Analysis and Determination of Allowance for Credit Losses” section.

In 2018, the provision for credit losses was $1.4 billion, compared with $1.4 billion and $1.3 billion in 2017 and 2016, respectively. The provision for credit losses was higher than net charge-offs by $25 million, $60 million and $55 million in 2018, 2017 and 2016, respectively. The increase in the allowance for credit losses during 2018 reflected loan portfolio growth and the continued maturity of vintages within the credit card portfolio, partially offset by improvements in the credit quality of the commercial loan and residential mortgage portfolios. Nonperforming assets decreased $211 million (17.6 percent) from December 31, 2017 to December 31, 2018, primarily driven by improvements in residential mortgages, commercial loans, commercial real estate loans and other real estate owned (“OREO”), partially offset by increases in nonperforming other retail loans and other nonperforming assets. Net charge-offs increased $24 million (1.8 percent) in 2018 from 2017 primarily due to higher credit card loan net charge-offs, partially offset by lower commercial loan, commercial real estate loan and residential mortgage net charge-offs.

The increase in the allowance for credit losses during 2017 was driven by loan portfolio growth, the maturity of vintages within the credit card portfolio and exposures related to 2017 weather events, partially offset by improvements in the energy and residential mortgage portfolios. Nonperforming assets decreased $403 million (25.1 percent) from December 31, 2016 to December 31, 2017, primarily driven by improvements in commercial loans, residential mortgages and OREO balances, partially offset by an increase in nonperforming commercial real estate loans. Net charge-offs increased $61 million (4.8 percent) in 2017 from 2016 primarily due to higher credit card and other retail loan net charge-offs, partially offset by lower net charge-offs related to residential mortgages and by commercial loan recoveries.

Refer to “Corporate Risk Profile” for further information on the provision for credit losses, net charge-offs, nonperforming assets and other factors considered by the Company in assessing the credit quality of the loan portfolio and establishing the allowance for credit losses.

Noninterest Income Noninterest income in 2018 was $9.6 billion, compared with $9.3 billion in both 2017 and in 2016. The $285 million (3.1 percent) increase in 2018 over 2017 reflected strong growth in payment services revenue and trust and investment management fees, along with an increase in other noninterest income. These increases were partially offset by lower mortgage banking revenue and commercial products revenue, which were impacted by industry trends in these categories. Payment services revenue was higher in 2018, compared with 2017, due to an 8.7 percent increase in credit and debit card revenue, a 12.0 percent increase in corporate payment products revenue and a 3.0 percent increase in merchant processing services revenue, all driven by higher sales volumes. Trust and investment management fees were 6.4 percent higher due primarily to business growth and favorable market conditions during most of 2018. Other noninterest income increased 17.6 percent primarily due to the net impact of a $340 million gain from the sale of the Company’s ATM servicing business, partially offset by $264 million of charges for asset impairments related to the sale of a majority of the Company’s covered loans and certain other assets, both recorded in 2018. In addition, the increase in other noninterest income reflected higher tax-advantaged project syndication revenue in 2018. Mortgage banking revenue decreased 13.7 percent in 2018, compared with 2017, primarily due to lower mortgage production and compression in gain on sale margins, while commercial products revenue decreased 6.2 percent in 2018 compared with 2017, primarily due to lower corporate bond underwriting fees and trading revenue.

TABLE 4	Noninterest Income

Year Ended December 31 (Dollars in Millions)	2018	2017	2016	2018 v 2017	2017 v 2016
Credit and debit card revenue	$1,401	$1,289	$1,206	8.7%	6.9%
Corporate payment products revenue	644	575	541	12.0	6.3
Merchant processing services	1,531	1,486	1,498	3.0	(.8)
ATM processing services	308	303	277	1.7	9.4
Trust and investment management fees	1,619	1,522	1,427	6.4	6.7
Deposit service charges	762	732	706	4.1	3.7
Treasury management fees	594	618	583	(3.9)	6.0
Commercial products revenue	895	954	971	(6.2)	(1.8)
Mortgage banking revenue	720	834	979	(13.7)	(14.8)
Investment products fees	188	173	169	8.7	2.4
Securities gains (losses), net	30	57	22	(47.4)	*
Other	910	774	911	17.6	(15.0)
Total noninterest income	$9,602	$9,317	$9,290	3.1%	.3%
*	Not meaningful.

The $27 million (0.3 percent) increase in 2017 noninterest income over 2016 was primarily due to increases in payment services revenue, trust and investment management fees, and treasury management fees, as well as higher gains on sales of investment securities, partially offset by decreases in mortgage banking revenue and other noninterest income. Payment services revenue was higher in 2017, compared with 2016, due to a 6.9 percent increase in credit and debit card revenue and a 6.3 percent increase in corporate payment products revenue, both driven by higher sales volumes. Trust and investment management fees were 6.7 percent higher due to favorable market conditions, and net asset and account growth, while treasury management fees increased 6.0 percent due to higher transaction volume. Mortgage banking revenue decreased 14.8 percent in 2017, compared with 2016, primarily due to lower origination and sales volumes from home refinancing activities which were higher in 2016, and lower margins on mortgage loan sales. Other revenue was 15.0 percent lower in 2017 compared with 2016, primarily due to lower equity investment income, which was higher in 2016 due to the sale of the Company’s membership interest in Visa Europe Limited to Visa Inc. during that year.

Noninterest Expense Noninterest expense in 2018 was $12.5 billion, compared with $12.8 billion in 2017 and $11.5 billion in 2016. The Company’s efficiency ratio was 55.1 percent in 2018, compared with 58.5 percent in 2017 and 54.5 percent in 2016. The $326 million (2.5 percent) decrease in noninterest expense in 2018 from 2017 reflected decreases in marketing and business development expense and other noninterest expense, partially offset by increases in compensation, employee benefits and technology and communications expenses. Marketing and business development expense decreased 20.8 percent in 2018, compared with 2017, primarily due to a large contribution made by the Company to the U.S. Bank Foundation during 2017. Other noninterest expense decreased 32.4 percent in 2018, compared with 2017, primarily due to the recognition of a $608 million accrual in 2017 for the settlement of a regulatory matter, as well as lower costs related to tax-advantaged projects, lower FDIC assessment costs driven by the elimination of an FDIC insurance surcharge in late 2018, and a reduction in mortgage servicing costs. Compensation expense increased 7.2 percent in 2018 over 2017, principally driven by the impact of hiring to support business growth technology initiatives and compliance programs, merit increases and higher variable compensation related to business production, partially offset by a special bonus awarded to eligible employees in 2017. Employee benefits expense increased 8.6 percent in 2018 primarily due to increased medical costs and staffing, while technology and communications expense increased 8.3 percent in support of business investment and core growth.

The $1.3 billion (11.0 percent) increase in noninterest expense in 2017 over 2016 was primarily due to higher compensation expense, marketing and business development expense and other noninterest expense, partially offset by lower professional services expense. Compensation expense increased 10.2 percent in 2017 over 2016, principally due to the impact of hiring to support business growth and compliance programs, merit increases, higher variable compensation related to business production and the 2017 special bonus awarded to eligible employees. Employee benefits expense was 12.5 percent higher primarily driven by increased medical costs. Marketing and business development expense was higher 24.6 percent, primarily due to an increase in charitable contributions to the U.S. Bank Foundation. In addition, other expense increased 25.5 percent in 2017, compared with 2016, primarily due to the impact of the accrual recorded in 2017 for the settlement of a regulatory matter and higher FDIC insurance expense. Offsetting these increases was a decrease in professional services expense of 16.5 percent, primarily due to fewer consulting services as compliance programs neared maturity during 2017.

TABLE 5	Noninterest Expense

Year Ended December 31 (Dollars in Millions)	2018	2017	2016	2018 v 2017	2017 v 2016
Compensation	$6,162	$5,746	$5,212	7.2%	10.2%
Employee benefits	1,231	1,134	1,008	8.6	12.5
Net occupancy and equipment	1,063	1,019	988	4.3	3.1
Professional services	407	419	502	(2.9)	(16.5)
Marketing and business development	429	542	435	(20.8)	24.6
Technology and communications	978	903	877	8.3	3.0
Postage, printing and supplies	324	323	311	.3	3.9
Other intangibles	161	175	179	(8.0)	(2.2)
Other	1,709	2,529	2,015	(32.4)	25.5
Total noninterest expense	$12,464	$12,790	$11,527	(2.5)%	11.0%
Efficiency ratio(a)	55.1%	58.5%	54.5%
(a)	See Non-GAAP Financial Measures beginning on page 66.

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

Pension expense is expected to decrease by $43 million in 2019 primarily due to a higher discount rate. Because of the complexity of forecasting pension plan activities, the accounting methods utilized for pension plans, the Company’s ability to respond to factors affecting the plans and the hypothetical nature of actuarial assumptions, the actual pension expense decrease may differ from the expected amount. The decrease in pension expense will result in a decrease in 2019 employee benefits expense of $16 million and a decrease in other noninterest expense of $27 million, compared with 2018.

Refer to Note 16 of the Notes to the Consolidated Financial Statements for further information on the Company’s pension plan funding practices, investment policies and asset allocation strategies, and accounting policies for pension plans.

The following table shows an analysis of hypothetical changes in the discount rate and long-term rate of return (“LTROR”):

Discount Rate (Dollars in Millions)	Down 100 Basis Points	Up 100 Basis Points
Incremental benefit (expense)	$(105)	$89
Percent of 2018 net income	(1.11)%	.94%
LTROR (Dollars in Millions)	Down 100 Basis Points	Up 100 Basis Points
Incremental benefit (expense)	$(53)	$53
Percent of 2018 net income	(.56)%	.56%

Income Tax Expense In late 2017, tax reform was enacted that, among other provisions, reduced the federal statutory rate for corporations from 35 percent to 21 percent effective in 2018. In accordance with generally accepted accounting principles (“GAAP”), the Company revalued its deferred tax assets and liabilities at December 31, 2017, resulting in an estimated net tax benefit of $910 million, which the Company recorded in 2017. The 2018 provision for income taxes was $1.6 billion (an effective rate of 17.9 percent) and reflected the reduced federal statutory rate and the favorable impact of deferred tax assets and liabilities adjustments related to tax reform estimates. The 2017 provision for income taxes was $1.3 billion (an effective rate of 16.8 percent) and reflected the impact of tax reform enacted during the period. The 2016 provision for income taxes was $2.2 billion (an effective rate of 26.7 percent).

For further information on income taxes, refer to Note 18 of the Notes to Consolidated Financial Statements.

Balance Sheet Analysis

Average earning assets were $415.1 billion in 2018, compared with $406.4 billion in 2017. The increase in average earning assets of $8.6 billion (2.1 percent) was primarily due to increases in loans of $4.2 billion (1.5 percent), other earning assets of $2.7 billion (18.7 percent) and investment securities of $2.1 billion (1.9 percent).

For average balance information, refer to Consolidated Daily Average Balance Sheet and Related Yields and Rates on pages 142 and 143.

Loans The Company’s loan portfolio was $286.8 billion at December 31, 2018, compared with $280.4 billion at December 31, 2017, an increase of $6.4 billion (2.3 percent). The increase was driven by increases in residential mortgages of $5.3 billion (8.8 percent), commercial loans of $4.9 billion (5.0 percent) and credit card loans of $1.2 billion (5.3 percent), partially offset by decreases in other commercial real estate loans of $924 million (2.3 percent), other retail loans of $894 million (1.6 percent) and the impact of the sale of the majority of the Company’s covered loans. Table 6 provides a summary of the loan distribution by product type, while Table 12 provides a summary of the selected loan maturity distribution by loan category. Average total loans increased $4.2 billion (1.5 percent) in 2018, compared with 2017. The increase was due to growth in most loan portfolio categories in 2018.

Commercial Commercial loans, including lease financing, increased $4.9 billion (5.0 percent) at December 31, 2018, compared with December 31, 2017. Average commercial loans increased $3.0 billion (3.1 percent) in 2018, compared with 2017. The growth was primarily driven by higher demand from new and existing customers. Table 7 provides a summary of commercial loans by industry and geographical location.

Commercial Real Estate The Company’s portfolio of commercial real estate loans, which includes commercial mortgages and construction and development loans, decreased $924 million (2.3 percent) at December 31, 2018, compared with December 31, 2017, primarily the result of customers paying down balances. Average commercial real estate loans decreased $2.1 billion (5.0 percent) in 2018, compared with 2017. Table 8 provides a summary of commercial real estate loans by property type and geographical location.

The Company reclassifies construction loans to the commercial mortgage category if permanent financing criteria are met. In 2018, approximately $355 million of construction loans were reclassified to the commercial mortgage category. At December 31, 2018 and 2017, $130 million and $161 million, respectively, of tax-exempt industrial development loans were secured by real estate. The Company’s commercial mortgage and construction and development loans had unfunded commitments of $10.3 billion and $10.1 billion at December 31, 2018 and 2017, respectively.

TABLE 6	Loan Portfolio Distribution

	2018		2017		2016		2015		2014
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Commercial
Commercial	$96,849	33.8%	$91,958	32.8%	$87,928	32.2%	$83,116	31.9%	$74,996	30.2%
Lease financing	5,595	1.9	5,603	2.0	5,458	2.0	5,286	2.0	5,381	2.2
Total commercial	102,444	35.7	97,561	34.8	93,386	34.2	88,402	33.9	80,377	32.4

Commercial Real Estate
Commercial mortgages	28,596	10.0	29,367	10.5	31,592	11.6	31,773	12.2	33,360	13.5
Construction and development	10,943	3.8	11,096	4.0	11,506	4.2	10,364	3.9	9,435	3.8
Total commercial real estate	39,539	13.8	40,463	14.5	43,098	15.8	42,137	16.1	42,795	17.3

Residential Mortgages
Residential mortgages	53,034	18.5	46,685	16.6	43,632	16.0	40,425	15.5	38,598	15.6
Home equity loans, first liens	12,000	4.2	13,098	4.7	13,642	5.0	13,071	5.0	13,021	5.2
Total residential mortgages	65,034	22.7	59,783	21.3	57,274	21.0	53,496	20.5	51,619	20.8
Credit Card	23,363	8.1	22,180	7.9	21,749	7.9	21,012	8.1	18,515	7.5

Other Retail
Retail leasing	8,546	3.0	7,988	2.8	6,316	2.3	5,232	2.0	5,871	2.4
Home equity and second mortgages	16,122	5.6	16,327	5.8	16,369	6.0	16,384	6.3	15,916	6.4
Revolving credit	3,088	1.1	3,183	1.1	3,282	1.2	3,354	1.3	3,309	1.3
Installment	9,676	3.4	8,989	3.2	8,087	3.0	7,030	2.7	6,242	2.5
Automobile	18,719	6.5	18,934	6.8	17,571	6.4	16,587	6.3	14,822	6.0
Student	279	.1	1,903	.7	2,239	.8	2,619	1.0	3,104	1.3
Total other retail	56,430	19.7	57,324	20.4	53,864	19.7	51,206	19.6	49,264	19.9
Covered Loans	—	—	3,121	1.1	3,836	1.4	4,596	1.8	5,281	2.1
Total loans	$286,810	100.0%	$280,432	100.0%	$273,207	100.0%	$260,849	100.0%	$247,851	100.0%

The Company also finances the operations of real estate developers and other entities with operations related to real estate. These loans are not secured directly by real estate but have similar characteristics to commercial real estate loans.

These loans were included in the commercial loan category and totaled $9.8 billion and $9.4 billion at December 31, 2018 and 2017, respectively.

TABLE 7	Commercial Loans by Industry Group and Geography

	2018		2017
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
Industry Group
Manufacturing	$15,064	14.7%	$14,710	15.1%
Real estate, rental and leasing	12,270	12.0	12,461	12.8
Finance and insurance	10,301	10.0	8,639	8.8
Wholesale trade	8,310	8.1	7,383	7.6
Retail trade	8,211	8.0	8,952	9.2
Healthcare and social assistance	5,769	5.6	6,517	6.7
Public administration	4,773	4.7	5,116	5.2
Arts, entertainment and recreation	4,089	4.0	3,853	3.9
Information	3,576	3.5	3,403	3.5
Transport and storage	3,559	3.5	3,198	3.3
Professional, scientific and technical services	3,358	3.3	3,499	3.6
Educational services	3,139	3.1	3,414	3.5
Utilities	2,760	2.7	1,933	2.0
Other services	1,691	1.6	1,698	1.7
Mining	1,636	1.6	1,590	1.6
Agriculture, forestry, fishing and hunting	1,235	1.2	1,429	1.5
Other	12,703	12.4	9,766	10.0
Total	$102,444	100.0%	$97,561	100.0%
Geography
California	$13,507	13.2%	$14,086	14.4%
Colorado	4,071	4.0	3,979	4.1
Illinois	5,356	5.2	5,245	5.4
Minnesota	7,832	7.6	7,406	7.6
Missouri	3,274	3.2	3,525	3.6
Ohio	4,913	4.8	4,330	4.5
Oregon	2,135	2.1	2,044	2.1
Washington	3,672	3.6	3,699	3.8
Wisconsin	3,630	3.5	3,539	3.6
Iowa, Kansas, Nebraska, North Dakota, South Dakota	5,094	5.0	4,806	4.9
Arkansas, Indiana, Kentucky, Tennessee	5,488	5.3	5,206	5.3
Idaho, Montana, Wyoming	1,114	1.1	1,225	1.3
Arizona, Nevada, New Mexico, Utah	4,183	4.1	3,836	3.9
Total banking region	64,269	62.7	62,926	64.5
Florida, Michigan, New York, Pennsylvania, Texas	18,031	17.6	16,408	16.8
All other states	20,144	19.7	18,227	18.7
Total outside Company’s banking region	38,175	37.3	34,635	35.5
Total	$102,444	100.0%	$97,561	100.0%

Residential Mortgages Residential mortgages held in the loan portfolio at December 31, 2018, increased $5.3 billion (8.8 percent) over December 31, 2017, as origination activity more than offset the effect of customers paying down balances during 2018. Average residential mortgages increased $3.1 billion (5.3 percent) in 2018, compared with 2017. Residential mortgages originated and placed in the Company’s loan portfolio include well-secured jumbo mortgages and branch-originated first lien home equity loans to borrowers with high credit quality.

Credit Card Total credit card loans increased $1.2 billion (5.3 percent) at December 31, 2018, compared with December 31, 2017, reflecting new and existing customer growth during the year. Average credit card balances increased $766 million (3.7 percent) in 2018, compared with 2017.

TABLE 8	Commercial Real Estate Loans by Property Type and Geography

	2018		2017
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
Property Type
Business owner occupied	$9,769	24.7%	$10,205	25.2%
Commercial property
Industrial	1,695	4.3	1,580	3.9
Office	5,351	13.5	5,023	12.4
Retail	4,150	10.5	4,502	11.1
Other commercial	3,399	8.6	3,757	9.3
Multi-family	8,592	21.7	8,922	22.0
Hotel/motel	3,520	8.9	3,719	9.2
Residential homebuilders	2,764	7.0	2,489	6.2
Healthcare facilities	299	.8	266	.7
Total	$39,539	100.0%	$40,463	100.0%
Geography
California	$9,784	24.7%	$9,558	23.6%
Colorado	1,883	4.8	1,764	4.4
Illinois	1,484	3.8	1,605	4.0
Minnesota	1,896	4.8	2,031	5.0
Missouri	1,157	2.9	1,359	3.3
Ohio	1,278	3.2	1,445	3.6
Oregon	1,718	4.3	1,847	4.6
Washington	3,383	8.6	3,499	8.6
Wisconsin	1,892	4.8	2,036	5.0
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,085	5.3	2,210	5.5
Arkansas, Indiana, Kentucky, Tennessee	2,045	5.2	1,889	4.7
Idaho, Montana, Wyoming	962	2.4	1,163	2.9
Arizona, Nevada, New Mexico, Utah	3,130	7.9	3,134	7.7
Total banking region	32,697	82.7	33,540	82.9
Florida, Michigan, New York, Pennsylvania, Texas	3,613	9.1	3,688	9.1
All other states	3,229	8.2	3,235	8.0
Total outside Company’s banking region	6,842	17.3	6,923	17.1
Total	$39,539	100.0%	$40,463	100.0%

Other Retail Total other retail loans, which include retail leasing, home equity and second mortgages and other retail loans, decreased $894 million (1.6 percent) at December 31, 2018, compared with December 31, 2017, reflecting the sale of the Company’s federally guaranteed student loan portfolio during 2018, along with decreases in auto loans and home equity loans. Partially offsetting these decreases were increases in installment and retail leasing loans. Average other retail loans increased $720 million (1.3 percent) in 2018, compared with 2017. The increase was primarily due to higher auto, installment and retail leasing loans, partially offset by decreases in student loans and home equity loans. Of the total residential mortgages, credit card and other retail loans outstanding at December 31, 2018, approximately 72.8 percent were to customers located in the Company’s primary banking region, essentially unchanged from December 31, 2017. Tables 9, 10 and 11 provide a geographic summary of residential mortgages, credit card loans and other retail loans outstanding, respectively, as of December 31, 2018 and 2017.

TABLE 9	Residential Mortgages by Geography

	2018		2017
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
California	$20,176	31.0%	$16,914	28.3%
Colorado	3,586	5.5	3,380	5.7
Illinois	3,301	5.1	3,109	5.2
Minnesota	4,322	6.6	4,247	7.1
Missouri	1,710	2.6	1,748	2.9
Ohio	2,062	3.2	2,145	3.6
Oregon	2,427	3.7	2,413	4.0
Washington	3,702	5.7	3,403	5.7
Wisconsin	1,527	2.4	1,526	2.5
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,055	3.2	2,086	3.5
Arkansas, Indiana, Kentucky, Tennessee	3,170	4.9	3,166	5.3
Idaho, Montana, Wyoming	1,326	2.0	1,294	2.2
Arizona, Nevada, New Mexico, Utah	4,851	7.5	4,489	7.5
Total banking region	54,215	83.4	49,920	83.5
Florida, Michigan, New York, Pennsylvania, Texas	4,744	7.3	4,448	7.4
All other states	6,075	9.3	5,415	9.1
Total outside Company’s banking region	10,819	16.6	9,863	16.5
Total	$65,034	100.0%	$59,783	100.0%

TABLE 10	Credit Card Loans by Geography

	2018		2017
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
California	$2,399	10.3%	$2,245	10.1%
Colorado	808	3.5	772	3.5
Illinois	1,176	5.0	1,089	4.9
Minnesota	1,275	5.5	1,271	5.7
Missouri	758	3.2	725	3.3
Ohio	1,215	5.2	1,185	5.4
Oregon	684	2.9	666	3.0
Washington	877	3.8	857	3.9
Wisconsin	1,017	4.3	990	4.5
Iowa, Kansas, Nebraska, North Dakota, South Dakota	1,100	4.7	1,048	4.7
Arkansas, Indiana, Kentucky, Tennessee	1,661	7.1	1,603	7.2
Idaho, Montana, Wyoming	384	1.6	376	1.7
Arizona, Nevada, New Mexico, Utah	1,183	5.1	1,092	4.9
Total banking region	14,537	62.2	13,919	62.8
Florida, Michigan, New York, Pennsylvania, Texas	4,440	19.0	4,193	18.9
All other states	4,386	18.8	4,068	18.3
Total outside Company’s banking region	8,826	37.8	8,261	37.2
Total	$23,363	100.0%	$22,180	100.0%

TABLE 11	Other Retail Loans by Geography

	2018		2017
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
California	$9,826	17.4%	$9,119	15.9%
Colorado	2,079	3.7	2,144	3.8
Illinois	2,938	5.2	3,193	5.6
Minnesota	3,298	5.8	3,619	6.3
Missouri	1,961	3.5	2,142	3.7
Ohio	2,626	4.7	2,800	4.9
Oregon	1,530	2.7	1,545	2.7
Washington	1,755	3.1	1,735	3.0
Wisconsin	1,350	2.4	1,562	2.7
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,343	4.2	2,534	4.4
Arkansas, Indiana, Kentucky, Tennessee	2,951	5.2	3,108	5.4
Idaho, Montana, Wyoming	1,043	1.8	1,033	1.8
Arizona, Nevada, New Mexico, Utah	2,976	5.3	2,958	5.2
Total banking region	36,676	65.0	37,492	65.4
Florida, Michigan, New York, Pennsylvania, Texas	11,752	20.8	11,547	20.1
All other states	8,002	14.2	8,285	14.5
Total outside Company’s banking region	19,754	35.0	19,832	34.6
Total	$56,430	100.0%	$57,324	100.0%

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

Loans Held for Sale Loans held for sale, consisting primarily of residential mortgages to be sold in the secondary market, were

$2.1 billion at December 31, 2018, compared with $3.6 billion at December 31, 2017. The decrease in loans held for sale was principally due to a lower level of mortgage loan closings in late 2018, compared with the same period of 2017. Almost all of the residential mortgage loans the Company originates or purchases for sale follow guidelines that allow the loans to be sold into existing, highly liquid secondary markets; in particular in government agency transactions and to government sponsored enterprises (“GSEs”).

TABLE 12	Selected Loan Maturity Distribution

At December 31, 2018 (Dollars in Millions)	One Year or Less	Over One Through Five Years	Over Five Years	Total
Commercial	$38,934	$59,129	$4,381	$102,444
Commercial real estate	11,298	21,552	6,689	39,539
Residential mortgages	2,703	9,643	52,688	65,034
Credit card	23,363	–	–	23,363
Other retail	11,364	31,016	14,050	56,430
Total loans	$87,662	$121,340	$77,808	$286,810
Total of loans due after one year with
Predetermined interest rates				$93,295
Floating interest rates				$105,853

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

Investment securities totaled $112.2 billion at December 31, 2018, compared with $112.5 billion at December 31, 2017. The $334 million (0.3 percent) decrease reflected a $686 million unfavorable change in net unrealized gains (losses) on available-for-sale investment securities, partially offset by $470 million of net investment securities purchases.

Average investment securities were $113.9 billion in 2018, compared with $111.8 billion in 2017. The weighted-average yield of the available-for-sale portfolio was 2.57 percent at December 31, 2018, compared with 2.25 percent at December 31, 2017. The weighted-average maturity of the available-for-sale portfolio was 5.4 years at December 31, 2018, compared with 5.1 years at December 31, 2017. The weighted-average yield of the held-to-maturity portfolio was 2.46 percent at December 31, 2018, compared with 2.14 percent at December 31, 2017. The weighted-average maturity of the held-to-maturity portfolio was 5.2 years at December 31, 2018, compared with 4.7 years at December 31, 2017. Investment securities by type are shown in Table 13.

The Company’s available-for-sale securities are carried at fair value with changes in fair value reflected in other comprehensive income (loss) unless a security is deemed to be other-than-temporarily impaired. At December 31, 2018, the Company’s net unrealized losses on available-for-sale securities were $1.3 billion, compared with $580 million at December 31, 2017. The unfavorable change in net unrealized gains (losses) was primarily due to decreases in the fair value of U.S. Treasury, mortgage-backed and state and political securities as a result of changes in interest rates. Gross unrealized losses on available-for-sale securities totaled $1.4 billion at December 31, 2018, compared with $888 million at December 31, 2017. The Company conducts a regular assessment of its investment portfolio to determine whether any securities are other-than-temporarily impaired. When assessing unrealized losses for other-than-temporary impairment, the Company considers the nature of the investment, the financial condition of the issuer, the extent and duration of unrealized losses, expected cash flows of underlying assets and market conditions. At December 31, 2018, the Company had no plans to sell securities with unrealized losses, and believes it is more likely than not that it would not be required to sell such securities before recovery of their amortized cost.

Refer to Notes 4 and 21 in the Notes to Consolidated Financial Statements for further information on investment securities.

TABLE 13	Investment Securities

	Available-for-Sale				Held-to-Maturity
At December 31, 2018 (Dollars in Millions)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield(e)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield(e)
U.S. Treasury and Agencies
Maturing in one year or less	$2,231	$2,221	.5	1.49%	$650	$647	.5	1.73%
Maturing after one year through five years	16,735	16,416	2.8	1.75	3,459	3,338	4.2	1.64
Maturing after five years through ten years	638	620	7.4	2.82	993	976	5.9	2.36
Maturing after ten years	–	–	–	–	–	–	–	–
Total	$19,604	$19,257	2.7	1.76%	$5,102	$4,961	4.1	1.79%
Mortgage-Backed Securities(a)
Maturing in one year or less	$60	$60	.2	3.85%	$65	$65	.8	2.37%
Maturing after one year through five years	19,058	18,598	4.4	2.38	18,247	17,688	4.1	2.17
Maturing after five years through ten years	18,987	18,648	6.4	2.81	22,280	21,891	6.2	2.84
Maturing after ten years	2,439	2,448	14.2	3.45	328	327	13.9	3.34
Total	$40,544	$39,754	5.9	2.65%	$40,920	$39,971	5.3	2.54%
Asset-Backed Securities(a)
Maturing in one year or less	$–	$–	–	–%	$–	$–	–	–%
Maturing after one year through five years	397	403	3.5	3.69	3	4	3.3	3.19
Maturing after five years through ten years	–	–	–	–	2	3	5.6	3.29
Maturing after ten years	–	–	–	–	–	1	15.6	3.20
Total	$397	$403	3.5	3.69%	$5	$8	4.1	3.22%
Obligations of State and Political Subdivisions(b)(c)
Maturing in one year or less	$284	$287	.5	5.67%	$–	$–	.2	6.49%
Maturing after one year through five years	552	558	3.5	4.53	1	1	3.1	6.65
Maturing after five years through ten years	4,093	4,069	7.9	4.36	5	6	7.2	1.97
Maturing after ten years	1,907	1,787	19.1	4.09	–	–	–	–
Total	$6,836	$6,701	10.4	4.35%	$6	$7	6.8	2.45%
Other
Maturing in one year or less	$–	$–	–	–%	$9	$9	.6	3.68%
Maturing after one year through five years	–	–	–	–	8	8	1.4	3.34
Maturing after five years through ten years	–	–	–	–	–	–	–	–
Maturing after ten years	–	–	–	–	–	–	–	–
Total	$–	$–	–	–%	$17	$17	1.0	3.52%
Total investment securities(d)	$67,381	$66,115	5.4	2.57%	$46,050	$44,964	5.2	2.46%
(a)	Information related to asset and mortgage-backed securities included above is presented based upon weighted-average maturities that take into account anticipated future prepayments.
(b)

Information related to obligations of state and political subdivisions is presented based upon yield to first optional call date if the security is purchased at a premium, and yield to maturity if the security is purchased at par or a discount.

(c)

Maturity calculations for obligations of state and political subdivisions are based on the first optional call date for securities with a fair value above par and the contractual maturity date for securities with a fair value equal to or below par.

(d)

The weighted-average maturity of the available-for-sale investment securities was 5.1 years at December 31, 2017, with a corresponding weighted-average yield of 2.25 percent. The weighted-average maturity of the held-to-maturity investment securities was 4.7 years at December 31, 2017, with a corresponding weighted-average yield of 2.14 percent.

(e)

Weighted-average yields for obligations of state and political subdivisions are presented on a fully-taxable equivalent basis based on a federal income tax rate of 21 percent for 2018 and 35 percent for 2017. Yields on available-for-sale and held-to-maturity investment securities are computed based on amortized cost balances, excluding any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity.

	2018		2017
At December 31 (Dollars in Millions)	Amortized Cost	Percent of Total	Amortized Cost	Percent of Total
U.S. Treasury and agencies	$24,706	21.8%	$28,767	25.5%
Mortgage-backed securities	81,464	71.8	77,606	68.6
Asset-backed securities	402	.4	419	.4
Obligations of state and political subdivisions	6,842	6.0	6,246	5.5
Other	17	–	41	–
Total investment securities	$113,431	100.0%	$113,079	100.0%

TABLE 14	Deposits

The composition of deposits was as follows:

	2018		2017		2016		2015		2014
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Noninterest-bearing deposits	$81,811	23.7%	$87,557	25.2%	$86,097	25.7%	$83,766	27.9%	$77,323	27.3%
Interest-bearing deposits
Interest checking	73,994	21.4	74,520	21.5	66,298	19.8	59,169	19.7	55,058	19.5
Money market savings	100,396	29.1	107,973	31.1	109,947	32.9	86,159	28.7	76,536	27.1
Savings accounts	44,720	12.9	43,809	12.6	41,783	12.5	38,468	12.8	35,249	12.4
Total savings deposits	219,110	63.4	226,302	65.2	218,028	65.2	183,796	61.2	166,843	59.0
Time deposits less than $100,000	7,422	2.1	7,315	2.1	8,040	2.4	9,050	3.0	10,609	3.8
Time deposits greater than $100,000
Domestic	19,958	5.8	10,792	3.1	7,230	2.2	7,272	2.4	10,636	3.8
Foreign	17,174	5.0	15,249	4.4	15,195	4.5	16,516	5.5	17,322	6.1
Total interest-bearing deposits	263,664	76.3	259,658	74.8	248,493	74.3	216,634	72.1	205,410	72.7
Total deposits	$345,475	100.0%	$347,215	100.0%	$334,590	100.0%	$300,400	100.0%	$282,733	100.0%

The maturity of time deposits was as follows:

	Time Deposits Less Than $100,000	Time Deposits Greater Than $100,000
At December 31, 2018 (Dollars in Millions)		Domestic	Foreign	Total
Three months or less	$1,069	$5,060	$17,117	$23,246
Three months through six months	1,063	6,171	47	7,281
Six months through one year	1,924	5,813	8	7,745
Thereafter	3,366	2,914	2	6,282
Total	$7,422	$19,958	$17,174	$44,554

Deposits Total deposits were $345.5 billion at December 31, 2018, compared with $347.2 billion at December 31, 2017. The $1.7 billion (0.5 percent) decrease in total deposits reflected decreases in total savings and noninterest-bearing deposits, partially offset by an increase in time deposits. Average total deposits in 2018 were essentially unchanged from 2017.

Interest-bearing savings deposits decreased $7.2 billion (3.2 percent) at December 31, 2018, compared with December 31, 2017. The decrease was related to lower money market and interest checking account balances, partially offset by higher savings account deposit balances. Money market deposit balances decreased $7.6 billion (7.0 percent), primarily due to lower Wealth Management and Investment Services, Corporate and Commercial Banking, and Consumer and Business Banking balances. The decline in Corporate and Commercial Banking balances reflected run-off related to the business merger of a large financial services customer. Interest checking balances decreased $526 million (0.7 percent) primarily due to lower Wealth Management and Investment Services balances, partially offset by higher Consumer and Business Banking and Corporate and Commercial Banking balances. Savings account balances increased $911 million (2.1 percent), primarily due to higher Consumer and Business Banking balances. Average interest-bearing savings deposits in 2018 decreased $1.2 billion (0.6 percent), compared with 2017, reflecting lower Corporate and Commercial Banking and Wealth Management and Investment Services balances, partially offset by higher Consumer and Business Banking balances.

Noninterest-bearing deposits at December 31, 2018, decreased $5.7 billion (6.6 percent) from December 31, 2017. Average noninterest-bearing deposits decreased $3.7 billion (4.6 percent) in 2018, compared with 2017. The decreases were primarily due to lower Corporate and Commercial Banking and Wealth Management and Investment Services balances.

Interest-bearing time deposits at December 31, 2018, increased $11.2 billion (33.6 percent), compared with December 31, 2017. Average time deposits increased $4.9 billion (14.5 percent) in 2018, compared with 2017. The increases were primarily driven by increases in those deposits managed as an alternative to other funding sources such as wholesale borrowing, based largely on relative pricing and liquidity characteristics, as well as consumer customers’ migration to certificates of deposits for higher yields.

Borrowings The Company utilizes both short-term and long-term borrowings as part of its asset/liability management and funding strategies. Short-term borrowings, which include federal funds purchased, commercial paper, repurchase agreements, borrowings secured by high-grade assets and other short-term borrowings, were $14.1 billion at December 31, 2018, compared with $16.7 billion at December 31, 2017. The $2.5 billion (15.1 percent) decrease in short-term borrowings was primarily due to a decrease in short-term Federal Home Loan Bank (“FHLB”) advances and lower commercial paper balances, partially offset by higher repurchase agreement balances.

Long-term debt was $41.3 billion at December 31, 2018, compared with $32.3 billion at December 31, 2017. The $9.1 billion (28.2 percent) increase was primarily due to issuances of $9.5 billion of bank notes and $2.1 billion of medium-term notes, partially offset by a $901 million decrease in FHLB advances and $1.5 billion of medium-term note maturities.

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

The Company’s most prominent risk exposures are credit, interest rate, market, liquidity, operational, compliance, strategic, and reputational. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan, investment or derivative contract when it is due. Interest rate risk is the potential reduction of net interest income or market valuations as a result of changes in interest rates. Market risk arises from fluctuations in interest rates, foreign exchange rates, and security prices that may result in changes in the values of financial instruments, such as trading and available-for-sale securities, mortgage loans held for sale (“MLHFS”), mortgage servicing rights (“MSRs”) and derivatives that are accounted for on a fair value basis. Liquidity risk is the possible inability to fund obligations or new business at a reasonable cost and in a timely manner. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events, including the risk of loss resulting from breaches in data security. Operational risk can also include the risk of loss due to failures by third parties with which the Company does business. Compliance risk is the risk that the Company may suffer legal or regulatory sanctions, material financial loss, or loss to reputation through failure to comply with laws, regulations, rules, standards of good practice, and codes of conduct. Strategic risk is the risk to current or projected financial condition arising from adverse business decisions, poor implementation of business decisions, or lack of responsiveness to changes in the banking industry and operating environment. Reputational risk is the risk to current or anticipated earnings, capital, or franchise or enterprise value arising from negative public opinion. This risk may impair the Company’s competitiveness by affecting its ability to establish new customer relationships, offer new services or continue serving existing customer relationships. In addition to the risks identified above, other risk factors exist that may impact the Company. Refer to “Risk Factors” beginning on page 144, for a detailed discussion of these factors.

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

Management regularly provides reports to the Risk Management Committee of the Board of Directors. The Risk Management Committee discusses with management the Company’s risk management performance, and provides a summary of key risks to the entire Board of Directors, covering the status of existing matters, areas of potential future concern and specific information on certain types of loss events. The Risk Management Committee considers quarterly reports by management assessing the Company’s performance relative to the risk appetite statements and the associated risk limits, including:

–	Macroeconomic environment and other qualitative considerations, such as regulatory and compliance changes, litigation developments, and technology and cybersecurity;

–	Credit measures, including adversely rated and nonperforming loans, leveraged transactions, credit concentrations and lending limits;

–	Interest rate and market risk, including market value and net income simulation, and trading-related Value at Risk (“VaR”);

–	Liquidity risk, including funding projections under various stressed scenarios;

–	Operational and compliance risk, including losses stemming from events such as fraud, processing errors, control breaches, breaches in data security or adverse business decisions, as well as reporting on technology performance, and various legal and regulatory compliance measures;

–	Capital ratios and projections, including regulatory measures and stressed scenarios; and

–	Strategic and reputational risk considerations, impacts and responses.

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

The Company categorizes its loan portfolio into two segments, which is the level at which it develops and documents a systematic methodology to determine the allowance for credit losses. The Company’s two loan portfolio segments are commercial lending and consumer lending. Previously, the Company categorized covered loans, along with the FDIC’s related loss share coverage, in a separate covered loans segment. As of December 31, 2018, the majority of these loans were sold and the loss share coverage expired, with any remaining balances reclassified to be included in the loan segment they would have otherwise been included in had the loss share coverage not been in place.

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

The consumer lending segment represents loans and leases made to consumer customers, including residential mortgages, credit card loans, and other retail loans such as revolving consumer lines, auto loans and leases, home equity loans and lines, and student loans, a run-off portfolio. Home equity or second mortgage loans are junior lien closed-end accounts fully disbursed at origination. These loans typically are fixed rate loans, secured by residential real estate, with a 10- or 15-year fixed payment amortization schedule. Home equity lines are revolving accounts giving the borrower the ability to draw and repay balances repeatedly, up to a maximum commitment, and are secured by residential real estate. These include accounts in either a first or junior lien position. Typical terms on home equity lines in the portfolio are variable rates benchmarked to the prime rate, with a 10- or 15-year draw period during which a minimum payment is equivalent to the monthly interest, followed by a 20- or 10-year amortization period, respectively. At December 31, 2018, substantially all of the Company’s home equity lines were in the draw period. Approximately $1.4 billion, or 10 percent, of the outstanding home equity line balances at December 31, 2018, will enter the amortization period within the next 36 months. Key risk characteristics relevant to consumer lending segment loans primarily relate to the borrowers’ capacity and willingness to repay and include unemployment rates and other economic factors, customer payment history and credit scores, and in some cases, updated loan-to-value (“LTV”) information reflecting current market conditions on real estate-based loans. These risk characteristics, among others, are reflected in forecasts of delinquency levels, bankruptcies and losses which are the primary factors in determining the allowance for credit losses for the consumer lending segment.

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

Economic and Other Factors In evaluating its credit risk, the Company considers changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), collateral values, trends in loan performance and macroeconomic factors, such as changes in unemployment rates, gross domestic product and consumer bankruptcy filings, as well as the potential impact on customers and the domestic economy resulting from new tariffs or increases in existing tariffs.

During 2018, domestic economic conditions continued to be favorable as evidenced by overall growth and a strong labor market with the lowest unemployment rate in decades. The domestic economy has experienced an increase in productivity growth over the past few years which has coincided with a rebound in business investment, including increases in capital spending in many sectors. Business investment is being supported by tax reform which lowers the cost of capital as well as by continued strong profitability of domestic companies. As a result, the Federal Reserve Bank continued to slowly increase short-term interest rates during 2018. However, global economic conditions that have exhibited strong growth over the past several years, reflecting higher consumer confidence, increased business investment and reduced political risks, have begun to moderate. In addition, uncertainty remains of the impact on the domestic economy resulting from tax reform, new tariffs, increases in existing tariffs, or future changes in interest rates or other domestic economic or trade policies. Current or anticipated changes to these policies that lessen their expansionary effect on the domestic economy could slow or further slow the expansion of the domestic and global economies.

Credit Diversification The Company manages its credit risk, in part, through diversification of its loan portfolio which is achieved through limit setting by product type criteria, such as industry, and identification of credit concentrations. As part of its normal business activities, the Company offers a broad array of traditional commercial lending products and specialized products such as asset-based lending, commercial lease financing, agricultural credit, warehouse mortgage lending, small business lending, commercial real estate lending, health care lending and correspondent banking financing. The Company also offers an array of consumer lending products, including residential mortgages, credit card loans, auto loans, retail leases, home equity loans and lines, revolving credit arrangements and other consumer loans. These consumer lending products are primarily offered through the branch office network, home mortgage and loan production offices, mobile and on-line banking, and indirect distribution channels, such as auto dealers. The Company monitors and manages the portfolio diversification by industry, customer and geography. Table 6 provides information with respect to the overall product diversification and changes in the mix during 2018.

The commercial loan class is diversified among various industries with higher concentrations in manufacturing, finance and insurance, wholesale trade, retail trade, and real estate, rental and leasing. Additionally, the commercial loan class is diversified across the Company’s geographical markets with 62.7 percent of total commercial loans within the Company’s Consumer and Business Banking region. Credit relationships outside of the Company’s Consumer and Business Banking region relate to the corporate banking, mortgage banking, auto dealer and leasing businesses, focusing on large national customers and specifically targeted industries, such as healthcare, utilities, energy and public administration. Loans to mortgage banking customers are primarily warehouse lines which are collateralized with the underlying mortgages. The Company regularly monitors its mortgage collateral position to manage its risk exposure. Table 7 provides a summary of significant industry groups and geographical locations of commercial loans outstanding at December 31, 2018 and 2017.

The commercial real estate loan class reflects the Company’s focus on serving business owners within its geographic footprint as well as regional and national investment-based real estate owners and builders. Within the commercial real estate loan class, different property types have varying degrees of credit risk. Table 8 provides a summary of the significant property types and geographical locations of commercial real estate loans outstanding at December 31, 2018 and 2017. At December 31, 2018, approximately 24.7 percent of the commercial real estate loans represented business owner-occupied properties that tend to exhibit less credit risk than non owner-occupied properties. The investment-based real estate mortgages are diversified among various property types with somewhat higher concentrations in multi-family, office and retail properties. From a geographical perspective, the Company’s commercial real estate loan class is generally well diversified. However, at December 31, 2018, 24.7 percent of the Company’s commercial real estate loans were secured by collateral in California, which has historically experienced higher credit quality deterioration in recessionary periods due to excess inventory levels and declining valuations. Included in commercial real estate at year-end 2018 was approximately $416 million in loans related to land held for development and $471 million of loans related to residential and commercial acquisition and development properties. These loans are subject to quarterly monitoring for changes in local market conditions due to a higher credit risk profile. The commercial real estate loan class is diversified across the Company’s geographical markets with 82.7 percent of total commercial real estate loans outstanding at December 31, 2018, within the Company’s Consumer and Business Banking region.

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

The following tables provide summary information of residential mortgages and home equity and second mortgages by LTV and borrower type at December 31, 2018:

Residential Mortgages (Dollars in Millions)	Interest Only	Amortizing	Total	Percent of Total
Loan-to-Value
Less than or equal to 80%	$2,141	$53,869	$56,010	86.1%
Over 80% through 90%	12	4,480	4,492	6.9
Over 90% through 100%	1	627	628	1.0
Over 100%	–	356	356	.6
No LTV available	–	28	28	–
Loans purchased from GNMA mortgage pools(a)	–	3,520	3,520	5.4

Total	$2,154	$62,880	$65,034	100.0%
Borrower Type
Prime borrowers	$2,154	$58,661	$60,815	93.5%
Sub-prime borrowers	–	699	699	1.1
Loans purchased from GNMA mortgage pools(a)	–	3,520	3,520	5.4

Total	$2,154	$62,880	$65,034	100.0%

(a)

Represents loans purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose payments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

Home Equity and Second Mortgages (Dollars in Millions)	Lines	Loans	Total	Percent of Total
Loan-to-Value
Less than or equal to 80%	$11,997	$875	$12,872	79.9%
Over 80% through 90%	1,713	757	2,470	15.3
Over 90% through 100%	342	79	421	2.6
Over 100%	164	14	178	1.1
No LTV/CLTV available	172	9	181	1.1

Total	$14,388	$1,734	$16,122	100.0%
Borrower Type
Prime borrowers	$14,347	$1,682	$16,029	99.4%
Sub-prime borrowers	41	52	93	.6

Total	$14,388	$1,734	$16,122	100.0%

Home equity and second mortgages were $16.1 billion at December 31, 2018, compared with $16.3 billion at December 31, 2017, and included $4.2 billion of home equity lines in a first lien position and $11.9 billion of home equity and second mortgage loans and lines in a junior lien position. Loans and lines in a junior lien position at December 31, 2018, included approximately $4.9 billion of loans and lines for which the Company also serviced the related first lien loan, and approximately $7.0 billion where the Company did not service the related first lien loan. The Company was able to determine the status of the related first liens using information the Company has as the servicer of the first lien or information reported on customer credit bureau files. The Company also evaluates other indicators of credit risk for these junior lien loans and lines, including delinquency, estimated average CLTV ratios and updated weighted-average credit scores in making its assessment of credit risk, related loss estimates and determining the allowance for credit losses.

The following table provides a summary of delinquency statistics and other credit quality indicators for the Company’s junior lien positions at December 31, 2018:

	Junior Liens Behind
(Dollars in Millions)	Company Owned or Serviced First Lien	Third Party First Lien	Total
Total	$4,868	$6,993	$11,861
Percent 30 - 89 days past due	.45%	.54%	.50%
Percent 90 days or more past due	.04%	.08%	.06%
Weighted-average CLTV	69%	66%	67%
Weighted-average credit score	780	776	778

See the “Analysis and Determination of the Allowance for Credit Losses” section for additional information on how the Company determines the allowance for credit losses for loans in a junior lien position.

Credit card and other retail loans are diversified across customer segments and geographies. Diversification in the credit card portfolio is achieved with broad customer relationship distribution through the Company’s and financial institution partners’ branches, retail and affinity partners, and digital channels.

Tables 9, 10 and 11 provide a geographical summary of the residential mortgage, credit card and other retail loan portfolios, respectively.

Loan Delinquencies Trends in delinquency ratios are an indicator, among other considerations, of credit risk within the Company’s loan portfolios. The entire balance of a loan account is considered delinquent if the minimum payment contractually required to be made is not received by the date specified on the billing statement. The Company measures delinquencies, both including and excluding nonperforming loans, to enable comparability with other companies. Delinquent loans purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs, are excluded from delinquency statistics. In addition, in certain situations, a consumer lending customer’s account may be re-aged to remove it from delinquent status. Generally, the purpose of re-aging accounts is to assist customers who have recently overcome temporary financial difficulties and have demonstrated both the ability and willingness to resume regular payments. To qualify for re-aging, the account must have been open for at least nine months and cannot have been re-aged during the preceding 365 days. An account may not be re-aged more than two times in a five-year period. To qualify for re-aging, the customer must also have made three regular minimum monthly payments within

TABLE 15	Delinquent Loan Ratios as a Percent of Ending Loan Balances

At December 31 90 days or more past due excluding nonperforming loans	2018	2017	2016	2015	2014
Commercial
Commercial	.07%	.06%	.06%	.06%	.05%
Lease financing	–	–	–	–	–

Total commercial	.07	.06	.06	.05	.05
Commercial Real Estate
Commercial mortgages	–	–	.01	–	.02
Construction and development	–	.05	.05	.13	.14

Total commercial real estate	–	.01	.02	.03	.05
Residential Mortgages(a)	.18	.22	.27	.33	.40
Credit Card	1.25	1.28	1.16	1.09	1.13
Other Retail
Retail leasing	.04	.03	.02	.02	.02
Home equity and second mortgages	.35	.28	.25	.25	.26
Other	.15	.15	.13	.11	.12

Total other retail	.19	.17	.15	.15	.15
Covered Loans	–	4.74	5.53	6.31	7.48

Total loans	.20%	.26%	.28%	.32%	.38%

At December 31 90 days or more past due including nonperforming loans	2018	2017	2016	2015	2014
Commercial	.27%	.31%	.57%	.25%	.19%
Commercial real estate	.29	.37	.31	.33	.65
Residential mortgages(a)	.63	.96	1.31	1.66	2.07
Credit card	1.25	1.28	1.18	1.13	1.30
Other retail	.54	.46	.45	.46	.53
Covered loans	–	4.93	5.68	6.48	7.74
Total loans	.49%	.62%	.78%	.78%	.97%
(a)

Delinquent loan ratios exclude $1.7 billion, $1.9 billion, $2.5 billion, $2.9 billion, and $3.1 billion at December 31, 2018, 2017, 2016, 2015, and 2014, respectively, of loans purchased from GNMA mortgage pools whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs. Including these loans, the ratio of residential mortgages 90 days or more past due including all nonperforming loans was 3.21 percent, 4.16 percent, 5.73 percent, 7.15 percent, and 8.02 percent at December 31, 2018, 2017, 2016, 2015, and 2014, respectively.

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

Accruing loans 90 days or more past due totaled $584 million at December 31, 2018, compared with $720 million at

December 31, 2017, and $764 million at December 31, 2016. Accruing loans 90 days or more past due are not included in nonperforming assets and continue to accrue interest because they are adequately secured by collateral, are in the process of collection and are reasonably expected to result in repayment or restoration to current status, or are managed in homogeneous portfolios with specified charge-off timeframes adhering to regulatory guidelines. The ratio of accruing loans 90 days or more past due to total loans was 0.20 percent at December 31, 2018, compared with 0.26 percent at December 31, 2017, and 0.28 percent at December 31, 2016.

The following table provides summary delinquency information for residential mortgages, credit card and other retail loans included in the consumer lending segment:

	Amount		As a Percent of Ending Loan Balances
At December 31 (Dollars in Millions)	2018	2017	2018	2017
Residential Mortgages(a)
30-89 days	$181	$198	.27%	.33%
90 days or more	114	130	.18	.22
Nonperforming	296	442	.46	.74
Total	$591	$770	.91%	1.29%

Credit Card
30-89 days	$324	$302	1.39%	1.37%
90 days or more	293	284	1.25	1.28
Nonperforming	–	1	–	–
Total	$617	$587	2.64%	2.65%

Other Retail
Retail Leasing
30-89 days	$37	$33	.43%	.41%
90 days or more	3	2	.04	.03
Nonperforming	12	8	.14	.10
Total	$52	$43	.61%	.54%

Home Equity and Second Mortgages
30-89 days	$90	$78	.56%	.48%
90 days or more	57	45	.35	.28
Nonperforming	145	126	.90	.77
Total	$292	$249	1.81%	1.53%
Other(b)
30-89 days	$276	$265	.87%	.80%
90 days or more	48	48	.15	.15
Nonperforming	40	34	.13	.10
Total	$364	$347	1.15%	1.05%

(a)

Excludes $430 million of loans 30-89 days past due and $1.7 billion of loans 90 days or more past due at December 31, 2018, purchased from GNMA mortgage pools that continue to accrue interest, compared with $385 million and $1.9 billion at December 31, 2017, respectively.

(b)	Includes revolving credit, installment, automobile and student loans.

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

Troubled Debt Restructurings Concessionary modifications are classified as TDRs unless the modification results in only an insignificant delay in the payments to be received. TDRs accrue interest if the borrower complies with the revised terms and conditions and has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles, which is generally six months or greater. At

December 31, 2018, performing TDRs were $3.9 billion, compared with $4.0 billion, $4.2 billion, $4.7 billion and $5.1 billion at December 31, 2017, 2016, 2015 and 2014, respectively. Loans classified as TDRs are considered impaired loans for reporting and measurement purposes.

The Company continues to work with customers to modify loans for borrowers who are experiencing financial difficulties. Many of the Company’s TDRs are determined on a case-by-case basis in connection with ongoing loan collection processes. The modifications vary within each of the Company’s loan classes. Commercial lending segment TDRs generally include extensions of the maturity date and may be accompanied by an increase or decrease to the interest rate. The Company may also work with the borrower to make other changes to the loan to mitigate losses, such as obtaining additional collateral and/or guarantees to support the loan.

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

The following table provides a summary of TDRs by loan class, including the delinquency status for TDRs that continue to accrue interest and TDRs included in nonperforming assets:

		As a Percent of Performing TDRs
At December 31, 2018 (Dollars in Millions)	Performing TDRs	30-89 Days Past Due	90 Days or More Past Due	Nonperforming TDRs		Total TDRs
Commercial	$258	4.7%	1.8%	$106	(a)	$364
Commercial real estate	164	3.2	–	34	(b)	198
Residential mortgages	1,413	3.4	4.0	200		1,613	(d)
Credit card	245	11.6	6.2	–		245
Other retail	138	7.5	8.2	45	(c)	183	(e)
TDRs, excluding loans purchased from GNMA mortgage pools	2,218	4.7	3.9	385		2,603
Loans purchased from GNMA mortgage pools(g)	1,639	–	–	–		1,639	(f)
Total	$3,857	2.7%	2.3%	$385		$4,242
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
(d)

Includes $290 million of residential mortgage loans to borrowers that have had debt discharged through bankruptcy and $37 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.

(e)

Includes $74 million of other retail loans to borrowers that have had debt discharged through bankruptcy and $10 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.

(f)

Includes $192 million of Federal Housing Administration and United States Department of Veterans Affairs residential mortgage loans to borrowers that have had debt discharged through bankruptcy and $370 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.

(g)

Approximately 6.1 percent and 45.8 percent of the total TDR loans purchased from GNMA mortgage pools are 30-89 days past due and 90 days or more past due, respectively, but are not classified as delinquent as their repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

Short-term Modifications The Company makes short-term modifications that it does not consider to be TDRs, in limited circumstances, to assist borrowers experiencing temporary hardships. Consumer lending programs include payment reductions, deferrals of up to three past due payments, and the ability to return to current status if the borrower makes required payments. The Company may also make short-term modifications to commercial lending loans, with the most common modification being an extension of the maturity date of three months or less. Such extensions generally are used when the maturity date is imminent and the borrower is experiencing some level of financial stress, but the Company believes the borrower will pay all contractual amounts owed. Short-term modifications were not material at December 31, 2018.

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

At December 31, 2018, total nonperforming assets were $989 million, compared with $1.2 billion at December 31, 2017 and $1.6 billion at December 31, 2016. The $211 million (17.9 percent) decrease in nonperforming assets, from December 31, 2017 to December 31, 2018, was driven by improvements in nonperforming residential mortgages, commercial loans, commercial real estate loans and OREO due to continued improving economic conditions, partially offset by increases in nonperforming other retail loans and other nonperforming assets. The ratio of total nonperforming assets to total loans and other real estate was 0.34 percent at December 31, 2018, compared with 0.43 percent at December 31, 2017, and 0.59 percent at December 31, 2016.

OREO was $111 million at December 31, 2018, compared with $162 million at December 31, 2017 and $212 million at December 31, 2016, and was related to foreclosed properties that previously secured loan balances. These balances exclude foreclosed GNMA loans whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

TABLE 16	Nonperforming Assets(a)

At December 31 (Dollars in Millions)	2018	2017	2016	2015	2014
Commercial
Commercial	$186	$225	$443	$160	$99
Lease financing	23	24	40	14	13
Total commercial	209	249	483	174	112
Commercial Real Estate
Commercial mortgages	76	108	87	92	175
Construction and development	39	34	37	35	84
Total commercial real estate	115	142	124	127	259
Residential Mortgages(b)	296	442	595	712	864
Credit Card	–	1	3	9	30
Other Retail
Retail leasing	12	8	2	3	1
Home equity and second mortgages	145	126	128	136	170
Other	40	34	27	23	16
Total other retail	197	168	157	162	187
Covered Loans	–	6	6	8	14
Total nonperforming loans	817	1,008	1,368	1,192	1,466
Other Real Estate(c)	111	141	186	280	288
Covered Other Real Estate	–	21	26	32	37
Other Assets	61	30	23	19	17
Total nonperforming assets	$989	$1,200	$1,603	$1,523	$1,808
Accruing loans 90 days or more past due(b)	$584	$720	$764	$831	$945
Nonperforming loans to total loans	.28%	.36%	.50%	.46%	.59%
Nonperforming assets to total loans plus other real estate(c)	.34%	.43%	.59%	.58%	.73%

Changes in Nonperforming Assets

(Dollars in Millions)	Commercial and Commercial Real Estate	Residential Mortgages, Credit Card and Other Retail	Total
Balance December 31, 2017	$404	$796	$1,200
Additions to nonperforming assets
New nonaccrual loans and foreclosed properties	427	370	797
Advances on loans	18	4	22
Total additions	445	374	819
Reductions in nonperforming assets
Paydowns, payoffs	(167)	(149)	(316)
Net sales	(131)	(160)	(291)
Return to performing status	(20)	(181)	(201)
Charge-offs(d)	(193)	(29)	(222)
Total reductions	(511)	(519)	(1,030)
Net additions to (reductions in) nonperforming assets	(66)	(145)	(211)
Balance December 31, 2018	$338	$651	$989
(a)	Throughout this document, nonperforming assets and related ratios do not include accruing loans 90 days or more past due.
(b)

Excludes $1.7 billion, $1.9 billion, $2.5 billion, $2.9 billion and $3.1 billion at December 31, 2018, 2017, 2016, 2015 and 2014, respectively, of loans purchased from GNMA mortgage pools that are 90 days or more past due that continue to accrue interest, as their repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

(c)

Foreclosed GNMA loans of $235 million, $267 million, $373 million, $535 million and $641 million at December 31, 2018, 2017, 2016, 2015 and 2014, respectively, continue to accrue interest and are recorded as other assets and excluded from nonperforming assets because they are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

(d)	Charge-offs exclude actions for certain card products and loan sales that were not classified as nonperforming at the time the charge-off occurred.

The following table provides an analysis of OREO, excluding those balances reported as covered under FDIC loss sharing agreements in prior periods, as a percent of their related loan balances, including geographical location detail for residential (residential mortgage, home equity and second mortgage) and commercial (commercial and commercial real estate) loan balances:

	Amount		As a Percent of Ending Loan Balances
(Dollars in Millions)	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Residential
Illinois	$11	$14	.25%	.32%
California	11	13	.04	.06
New York	8	8	.97	1.01
Ohio	6	6	.22	.21
New Jersey	6	6	1.09	1.28
All other states	64	88	.13	.19
Total residential	106	135	.13	.18
Commercial
California	3	4	.01	.02
Idaho	1	1	.09	.07
All other states	1	1	–	–
Total commercial	5	6	–	–
Total	$111	$141	.04%	.05%

Analysis of Loan Net Charge-offs Total loan net charge-offs were $1.4 billion in 2018, compared with $1.3 billion in both 2017 and 2016. The $24 million (1.8 percent) increase in total net charge-offs in 2018, compared with 2017, reflected higher credit card and other retail loan net charge-offs, partially offset by lower commercial, commercial real estate and residential mortgage loan net charge-offs. The ratio of total loan net charge-offs to average loans outstanding was 0.48 percent in 2018, compared with 0.48 percent in 2017 and 0.47 percent in 2016.

Commercial and commercial real estate loan net charge-offs for 2018 were $232 million (0.17 percent of average loans outstanding), compared with $264 million (0.19 percent of average loans outstanding) in 2017 and $312 million (0.23 percent of average loans outstanding) in 2016. The decrease in net charge-offs in 2018, compared with 2017, reflected lower commercial and commercial real estate loan charge-offs, partially offset by lower commercial loan recoveries in 2018. The decrease in net charge-offs in 2017, compared with 2016, reflected higher commercial loan recoveries in 2017.

Residential mortgage loan net charge-offs for 2018 were $17 million (0.03 percent of average loans outstanding), compared with $37 million (0.06 percent of average loans outstanding) in 2017 and $60 million (0.11 percent of average loans outstanding) in 2016. Credit card loan net charge-offs in 2018 were $846 million (3.90 percent of average loans outstanding), compared with $786 million (3.76 percent of average loans outstanding) in 2017 and $676 million (3.30 percent of average loans outstanding) in 2016. Other retail loan net charge-offs for 2018 were $259 million (0.46 percent of average loans outstanding), compared with $243 million (0.44 percent of average loans outstanding) in 2017 and $221 million (0.42 percent of average loans outstanding) in 2016. The increase in total residential mortgage, credit card and other retail loan net charge-offs in 2018, compared with 2017, reflected higher credit card and other retail loan net charge-offs due to portfolio growth and maturity of vintages within the credit card portfolio, partially offset by lower residential mortgage loan net charge-offs due to continuing improvement in economic conditions during 2018. The increase in total residential mortgage, credit card and other retail loan net charge-offs in 2017, compared with 2016, also reflected higher credit card and other retail loan net charge-offs, partially offset by lower residential mortgage loan net charge-offs.

TABLE 17	Net Charge-offs as a Percent of Average Loans Outstanding

Year Ended December 31	2018	2017	2016	2015	2014
Commercial
Commercial	.25%	.27%	.35%	.26%	.26%
Lease financing	.25	.31	.34	.27	.17
Total commercial	.25	.28	.35	.26	.26
Commercial Real Estate
Commercial mortgages	(.06)	.03	(.01)	.02	(.03)
Construction and development	(.02)	(.07)	(.08)	(.33)	(.05)
Total commercial real estate	(.05)	–	(.03)	(.07)	(.03)
Residential Mortgages	.03	.06	.11	.21	.38
Credit Card	3.90	3.76	3.30	3.61	3.73
Other Retail
Retail leasing	.15	.14	.09	.09	.03
Home equity and second mortgages	(.02)	(.03)	.01	.24	.61
Other	.79	.75	.71	.65	.71
Total other retail	.46	.44	.42	.45	.60
Covered Loans	–	–	–	–	.15
Total loans	.48%	.48%	.47%	.47%	.55%

Analysis and Determination of the Allowance for Credit Losses The allowance for credit losses reserves for probable and estimable losses incurred in the Company’s loan and lease portfolio, including unfunded credit commitments. The allowance for credit losses is increased through provisions charged to earnings and reduced by net charge-offs. Management evaluates the adequacy of the allowance for incurred losses on a quarterly basis. The evaluation of each element and the overall allowance is based on a continuing assessment of problem loans, recent loss experience and other factors, including external factors such as regulatory guidance and economic conditions. Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments, which is included in other liabilities in the Consolidated Balance Sheet. Both the allowance for loan losses and the liability for unfunded credit commitments are included in the Company’s analysis of credit losses and reported reserve ratios.

At December 31, 2018, the allowance for credit losses was $4.4 billion (1.55 percent of period-end loans), compared with an allowance of $4.4 billion (1.58 percent of period-end loans) at December 31, 2017. The ratio of the allowance for credit losses to nonperforming loans was 544 percent at December 31, 2018, compared with 438 percent at December 31, 2017. The ratio of the allowance for credit losses to annual loan net charge-offs at December 31, 2018, was 328 percent, compared with 332 percent at December 31, 2017. Management determined the allowance for credit losses was appropriate at December 31, 2018.

The allowance recorded for loans in the commercial lending segment is based on reviews of individual credit relationships and considers the migration analysis of commercial lending segment loans and actual loss experience. For each loan type, this historical loss experience is adjusted as necessary to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices or economic conditions. The results of the analysis are evaluated quarterly to confirm the selected loss experience is appropriate for each commercial loan type. The allowance recorded for impaired loans greater than $5 million in the commercial lending segment is based on an individual loan analysis utilizing expected cash flows discounted using the original effective interest rate, the observable market price of the loan, or the fair value of the collateral, less selling costs, for collateral-dependent loans, rather than the migration analysis. The allowance recorded for all other commercial lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, delinquency status, bankruptcy experience, portfolio growth and historical losses, adjusted for current trends. The allowance established for commercial lending segment loans was $2.2 billion at December 31, 2018, unchanged from December 31, 2017, reflecting overall portfolio growth, offset by improvement in credit quality.

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

TABLE 18	Summary of Allowance for Credit Losses

(Dollars in Millions)	2018	2017	2016	2015	2014
Balance at beginning of year	$4,417	$4,357	$4,306	$4,375	$4,537

Charge-Offs
Commercial
Commercial	328	387	388	289	278
Lease financing	22	27	29	25	27

Total commercial	350	414	417	314	305
Commercial real estate
Commercial mortgages	6	28	12	20	21
Construction and development	3	2	10	2	15

Total commercial real estate	9	30	22	22	36
Residential mortgages	48	65	85	135	216
Credit card	970	887	759	726	725
Other retail
Retail leasing	21	16	9	8	6
Home equity and second mortgages	25	31	40	73	121
Other	337	308	283	238	257

Total other retail	383	355	332	319	384
Covered loans(a)	–	–	–	–	13

Total charge-offs	1,760	1,751	1,615	1,516	1,679

Recoveries
Commercial
Commercial	91	140	81	84	92
Lease financing	8	10	11	11	18

Total commercial	99	150	92	95	110
Commercial real estate
Commercial mortgages	23	20	16	15	30
Construction and development	5	10	19	35	19

Total commercial real estate	28	30	35	50	49
Residential mortgages	31	28	25	26	21
Credit card	124	101	83	75	67
Other retail
Retail leasing	9	6	4	3	4
Home equity and second mortgages	28	36	39	35	26
Other	87	70	68	60	66

Total other retail	124	112	111	98	96
Covered loans(a)	–	–	–	–	2

Total recoveries	406	421	346	344	345

Net Charge-Offs
Commercial
Commercial	237	247	307	205	186
Lease financing	14	17	18	14	9

Total commercial	251	264	325	219	195
Commercial real estate
Commercial mortgages	(17)	8	(4)	5	(9)
Construction and development	(2)	(8)	(9)	(33)	(4)

Total commercial real estate	(19)	–	(13)	(28)	(13)
Residential mortgages	17	37	60	109	195
Credit card	846	786	676	651	658
Other retail
Retail leasing	12	10	5	5	2
Home equity and second mortgages	(3)	(5)	1	38	95
Other	250	238	215	178	191

Total other retail	259	243	221	221	288
Covered loans(a)	–	–	–	–	11

Total net charge-offs	1,354	1,330	1,269	1,172	1,334
Provision for credit losses	1,379	1,390	1,324	1,132	1,229
Other changes(b)	(1)	—	(4)	(29)	(57)

Balance at end of year	$4,441	$4,417	$4,357	$4,306	$4,375

Components
Allowance for loan losses	$3,973	$3,925	$3,813	$3,863	$4,039
Liability for unfunded credit commitments	468	492	544	443	336

Total allowance for credit losses	$4,441	$4,417	$4,357	$4,306	$4,375

Allowance for Credit Losses as a Percentage of
Period-end loans	1.55%	1.58%	1.59%	1.65%	1.77%
Nonperforming loans	544	438	318	361	298
Nonperforming and accruing loans 90 days or more past due	317	256	204	213	181
Nonperforming assets	449	368	272	283	242
Net charge-offs	328	332	343	367	328
(a)	Relates to covered loan charge-offs and recoveries not reimbursable by the FDIC.
(b)

Includes net changes in credit losses to be reimbursed by the FDIC and reductions in the allowance for covered loans where the reversal of a previously recorded allowance was offset by an associated decrease in the indemnification asset, and the impact of any loan sales.

TABLE 19	Elements of the Allowance for Credit Losses

	Allowance Amount					Allowance as a Percent of Loans
At December 31 (Dollars in Millions)	2018	2017	2016	2015	2014	2018	2017	2016	2015	2014
Commercial
Commercial	$1,388	$1,298	$1,376	$1,231	$1,094	1.43%	1.41%	1.56%	1.48%	1.46%
Lease financing	66	74	74	56	52	1.18	1.32	1.36	1.06	.97
Total commercial	1,454	1,372	1,450	1,287	1,146	1.42	1.41	1.55	1.46	1.43

Commercial Real Estate
Commercial mortgages	269	295	282	285	479	.94	1.00	.89	.90	1.44
Construction and development	531	536	530	439	247	4.85	4.83	4.61	4.24	2.62
Total commercial real estate	800	831	812	724	726	2.02	2.05	1.88	1.72	1.70
Residential Mortgages	455	449	510	631	787	.70	.75	.89	1.18	1.52
Credit Card	1,102	1,056	934	883	880	4.72	4.76	4.29	4.20	4.75

Other Retail
Retail leasing	25	21	11	12	14	.29	.26	.17	.23	.24
Home equity and second mortgages	265	298	300	448	470	1.64	1.83	1.83	2.73	2.95
Other	340	359	306	283	287	1.07	1.09	.98	.96	1.04
Total other retail	630	678	617	743	771	1.12	1.18	1.15	1.45	1.57
Covered Loans	–	31	34	38	65	–	.99	.89	.83	1.23
Total allowance	$4,441	$4,417	$4,357	$4,306	$4,375	1.55%	1.58%	1.59%	1.65%	1.77%

When evaluating the appropriateness of the allowance for credit losses for any loans and lines in a junior lien position, the Company considers the delinquency and modification status of the first lien. At December 31, 2018, the Company serviced the first lien on 41 percent of the home equity loans and lines in a junior lien position. The Company also considers information received from its primary regulator on the status of the first liens that are serviced by other large servicers in the industry and the status of first lien mortgage accounts reported on customer credit bureau files. Regardless of whether or not the Company services the first lien, an assessment is made of economic conditions, problem loans, recent loss experience and other factors in determining the allowance for credit losses. Based on the available information, the Company estimated $274 million or 1.7 percent of its total home equity portfolio at December 31, 2018, represented non-delinquent junior liens where the first lien was delinquent or modified.

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

The allowance established for consumer lending segment loans was $2.2 billion at December 31, 2018, unchanged from December 31, 2017, reflecting overall portfolio growth, along with the continued maturing of vintages within the credit card portfolio, offset by continued improvement in housing market conditions.

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

Subsequent to the purchase date, the expected cash flows of purchased loans are subject to evaluation. Decreases in expected cash flows are recognized by recording an allowance for credit losses. If the expected cash flows on the purchased loans increase such that a previously recorded impairment allowance can be reversed, the Company records a reduction in the allowance. Increases in expected cash flows of purchased loans, when there are no reversals of previous impairment allowances, are recognized over the remaining life of the loans. Refer to Note 1 of the Notes to Consolidated Financial Statements, for more information.

The Company’s methodology for determining the appropriate allowance for credit losses for both loan segments also considers the imprecision inherent in the methodologies used. As a result, in addition to the amounts determined under the methodologies described above, management also considers the potential impact of other qualitative factors which include, but are not limited to, the following: economic factors; geographic and other concentration risks; delinquency and nonaccrual trends; current business conditions; changes in lending policy, underwriting standards and other relevant business practices; results of internal review; and the regulatory environment. The consideration of these items results in adjustments to allowance amounts included in the Company’s allowance for credit losses for both loan segments. Table 19 shows the amount of the allowance for credit losses by loan class and underlying portfolio category.

Although the Company determines the amount of each element of the allowance separately and considers this process to be an important credit management tool, the entire allowance for credit losses is available for the entire loan portfolio. The actual amount of losses incurred can vary significantly from the estimated amounts.

Residual Value Risk Management The Company manages its risk to changes in the residual value of leased vehicles, office and business equipment, and other assets through disciplined residual valuation setting at the inception of a lease, diversification of its leased assets, regular residual asset valuation reviews and monitoring of residual value gains or losses upon the disposition of assets. Lease originations are subject to the same well-defined underwriting standards referred to in the “Credit Risk Management” section, which includes an evaluation of the residual value risk. Retail lease residual value risk is mitigated further by effective end-of-term marketing of off-lease vehicles.

Included in the retail leasing portfolio was approximately $6.6 billion of retail leasing residuals at December 31, 2018, compared with $5.9 billion at December 31, 2017. The Company monitors concentrations of leases by manufacturer and vehicle type. As of December 31, 2018, vehicle lease residuals related to sport utility vehicles were 50.1 percent of the portfolio, while truck and auto classes represented approximately 21.7 percent and 15.4 percent of the portfolio, respectively. At year-end 2018, the individual vehicle model with the largest residual value outstanding represented 11.8 percent of the aggregate residual value of all vehicles in the portfolio. This risk is generally mitigated by collateral, as well as residual value guarantees provided by the manufacturer in certain circumstances. At December 31, 2018, the weighted-average origination term of the portfolio was 40 months, unchanged from December 31, 2017. At December 31, 2018, the commercial leasing portfolio had $495 million of residuals, compared with $510 million at December 31, 2017. At year-end 2018, lease residuals related to business and office equipment represented 32.8 percent of the total residual portfolio, while trucks and other transportation equipment represented 28.7 percent.

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

In the past, the Company has experienced attack attempts on its computer systems, including various denial-of-service attacks on customer-facing websites. The Company has not experienced any material losses relating to these attempts, as a result of its controls, processes and systems to protect its networks, computers, software and data from attack, damage or unauthorized access. However, attack attempts on the Company’s computer systems are increasing, and the Company continues to develop and enhance its controls and processes to protect against these attempts.

Compliance Risk Management The Company may suffer legal or regulatory sanctions, material financial loss, or damage to its reputation through failure to comply with laws, regulations, rules, standards of good practice, and codes of conduct, including those related to compliance with Bank Secrecy Act/anti-money laundering requirements, sanctions compliance requirements as administered by the Office of Foreign Assets Control, consumer protection and other requirements. The Company has controls and processes in place for the assessment, identification, monitoring, management and reporting of compliance risks and issues. In addition, the significant increase in regulation and regulatory oversight initiatives over the past several years has increased the importance of the Company’s compliance risk management activities. Refer to “Supervision and Regulation” in the Company’s Annual Report on Form 10-K for further discussion of the regulatory framework applicable to bank holding companies and their subsidiaries, and the recent substantial changes to that regulation.

Interest Rate Risk Management In the banking industry, changes in interest rates are a significant risk that can impact earnings, market valuations and the safety and soundness of an entity. To manage the impact on net interest income and the market value of assets and liabilities, the Company manages its exposure to changes in interest rates through asset and liability management activities within guidelines established by its Asset Liability Committee (“ALCO”) and approved by the Board of Directors. The ALCO has the responsibility for approving and ensuring compliance with the ALCO management policies, including interest rate risk exposure. The Company uses net interest income simulation analysis and market value of equity modeling for measuring and analyzing consolidated interest rate risk. The Company has established policy limits within which it manages the overall interest rate risk profile, and at December 31, 2018 and 2017, the Company was within those limits.

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

Table 20 summarizes the projected impact to net interest income over the next 12 months of various potential interest rate changes. The sensitivity of the projected impact to net interest income over the next 12 months is dependent on balance sheet growth, product mix, deposit behavior, pricing and funding decisions. While the Company utilizes assumptions based on historical information and expected behaviors, actual outcomes could vary significantly. For example, if deposit outflows are more limited (stable) than the assumptions the Company used in preparing Table 20, the projected impact to net interest income would increase to 1.58 percent in the “Up 50 bps” and 3.62 percent in the “Up 200 bps” scenarios.

TABLE 20	Sensitivity of Net Interest Income

	December 31, 2018				December 31, 2017
	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual
Net interest income	(1.43)%	1.02%	(3.90)%	1.45%	(2.07)%	1.13%	*	1.72%
*	Given the level of interest rates, downward rate scenario is not computed.

Market Value of Equity Modeling The Company also manages interest rate sensitivity by utilizing market value of equity modeling, which measures the degree to which the market values of the Company’s assets and liabilities and off-balance sheet instruments will change given a change in interest rates. The valuation analysis is dependent upon certain key assumptions about the nature of assets and liabilities with non-contractual maturities. Management estimates the average life and rate characteristics of asset and liability accounts based upon historical analysis and management’s expectation of rate behavior. Retail and wholesale loan prepayment assumptions are based on several key factors, including but not limited to, age, loan term, product type, seasonality and underlying contractual rates, as well as macroeconomic factors including unemployment rates, housing price indices, geography, interest rates and commercial real estate price indices. These factors are updated regularly based on historical experience and forward market expectations. The balance and pricing assumptions of deposits that have no stated maturity are based on historical performance, the competitive environment, customer behavior, and product mix. These assumptions are validated on a periodic basis. A sensitivity analysis of key variables of the valuation analysis is provided to the ALCO monthly and is used to guide asset/liability management strategies.

Management measures the impact of changes in market interest rates under a number of scenarios, including immediate and sustained parallel shifts, and flattening or steepening of the yield curve. A 200 bps increase would have resulted in a 2.3 percent decrease in the market value of equity at December 31, 2018, compared with a 3.1 percent decrease at December 31, 2017. A 200 bps decrease would have resulted in a 7.3 percent decrease in the market value of equity at December 31, 2018, compared with an 8.0 percent decrease at December 31, 2017.

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

The Company does not designate all of the derivatives that it enters into for risk management purposes as accounting hedges because of the inefficiency of applying the accounting requirements and may instead elect fair value accounting for the related hedged items. In particular, the Company enters into interest rate swaps, swaptions, forward commitments to buy to-be-announced securities (“TBAs”), U.S. Treasury and Eurodollar futures and options on U.S. Treasury futures to mitigate fluctuations in the value of its MSRs, but does not designate those derivatives as accounting hedges. The estimated net sensitivity to changes in interest rates of the fair value of the MSRs and the related derivative instruments at December 31, 2018, to an immediate 25, 50 and 100 bps downward movement in interest rates would be a decrease of approximately $1 million, $8 million and $46 million, respectively. An immediate upward movement in interest rates at December 31, 2018, of 25, 50 and 100 bps would result in a decrease of approximately $2 million, $6 million and $26 million, in the fair value of the MSRs and related derivative instruments, respectively. Refer to Note 9 of the Notes to Consolidated Financial Statements for additional information regarding MSRs.

Additionally, the Company uses forward commitments to sell TBAs and other commitments to sell residential mortgage loans at specified prices to economically hedge the interest rate risk in its residential mortgage loan production activities. At December 31, 2018, the Company had $2.3 billion of forward commitments to sell, hedging $1.2 billion of MLHFS and $1.5 billion of unfunded mortgage loan commitments. The forward commitments to sell and the unfunded mortgage loan commitments on loans intended to be sold are considered derivatives under the accounting guidance related to accounting for derivative instruments and hedging activities. The Company has elected the fair value option for the MLHFS.

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

For additional information on derivatives and hedging activities, refer to Notes 19 and 20 in the Notes to Consolidated Financial Statements..

Market Risk Management In addition to interest rate risk, the Company is exposed to other forms of market risk, principally related to trading activities which support customers’ strategies to manage their own foreign currency, interest rate risk and funding activities. For purposes of its internal capital adequacy assessment process, the Company considers risk arising from its trading activities, as well as the remeasurement volatility of foreign currency denominated balances included on its Consolidated Balance Sheet (collectively, “Covered Positions”), employing methodologies consistent with the requirements of regulatory rules for market risk. The Company’s Market Risk Committee (“MRC”), within the framework of the ALCO, oversees market risk management. The MRC monitors and reviews the Company’s Covered Positions and establishes policies for market risk management, including exposure limits for each portfolio. The Company uses a VaR approach to measure general market risk. Theoretically, VaR represents the statistical risk of loss the Company has to adverse market movements over a one-day time horizon. The Company uses the Historical Simulation method to calculate VaR for its Covered Positions measured at the ninety-ninth percentile using a one-year look-back period for distributions derived from past market data. The market factors used in the calculations include those pertinent to market risks inherent in the underlying trading portfolios, principally those that affect the Company’s corporate bond trading business, foreign currency transaction business, client derivatives business, loan trading business and municipal securities business, as well as those inherent in the Company’s foreign denominated balances and the derivatives used to mitigate the related remeasurement volatility. On average, the Company expects the one-day VaR to be exceeded by actual losses two to three times per year related to these positions. The Company monitors the effectiveness of its risk programs by back-testing the performance of its VaR models, regularly updating the historical data used by the VaR models and stress testing. If the Company were to experience market losses in excess of the estimated VaR more often than expected, the VaR models and associated assumptions would be analyzed and adjusted.

The average, high, low and period-end one-day VaR amounts for the Company’s Covered Positions were as follows:

Year Ended December 31 (Dollars in Millions)	2018	2017
Average	$1	$1
High	1	2
Low	1	1
Period-end	1	1

The Company did not experience any actual losses for its combined Covered Positions that exceeded VaR during 2018 and 2017. The Company stress tests its market risk measurements to provide management with perspectives on market events that may not be captured by its VaR models, including worst case historical market movement combinations that have not necessarily occurred on the same date.

The Company calculates Stressed VaR using the same underlying methodology and model as VaR, except that a historical continuous one-year look-back period is utilized that reflects a period of significant financial stress appropriate to the Company’s Covered Positions. The period selected by the Company includes the significant market volatility of the last four months of 2008.

The average, high, low and period-end one-day Stressed VaR amounts for the Company’s Covered Positions were as follows:

Year Ended December 31 (Dollars in Millions)	2018	2017
Average	$5	$4
High	8	6
Low	2	2
Period-end	6	4

Valuations of positions in client derivatives and foreign currency activities are based on discounted cash flow or other valuation techniques using market-based assumptions. These valuations are compared to third party quotes or other market prices to determine if there are significant variances. Significant variances are approved by senior management in the Company’s corporate functions. Valuation of positions in the corporate bond trading, loan trading and municipal securities businesses are based on trader marks. These trader marks are evaluated against third party prices, with significant variances approved by senior management in the Company’s corporate functions.

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

The average, high and low VaR amounts for the residential MLHFS and related hedges and the MSRs and related hedges were as follows:

Year Ended December 31 (Dollars in Millions)	2018	2017
Residential Mortgage Loans Held For Sale and Related Hedges
Average	$1	$–
High	2	2
Low	–	–
Mortgage Servicing Rights and Related Hedges
Average	$5	$7
High	7	10
Low	4	6

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

The Company’s Board of Directors approves the Company’s liquidity policy. The Risk Management Committee of the Company’s Board of Directors oversees the Company’s liquidity risk management process and approves a contingency funding plan. The ALCO reviews the Company’s liquidity policy and limits, and regularly assesses the Company’s ability to meet funding requirements arising from adverse company-specific or market events.

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

The Company regularly projects its funding needs under various stress scenarios and maintains a contingency funding plan consistent with the Company’s access to diversified sources of contingent funding. The Company maintains a substantial level of total available liquidity in the form of on-balance sheet and off-balance sheet funding sources. These liquidity sources include cash at the Federal Reserve Bank and certain European central banks, unencumbered liquid assets, and capacity to borrow from the FHLB and at the Federal Reserve Bank’s Discount Window.

Unencumbered liquid assets in the Company’s available-for-sale and held-to-maturity investment portfolios provide asset liquidity through the Company’s ability to sell the securities or pledge and borrow against them. At December 31, 2018, the fair value of unencumbered available-for-sale and held-to-maturity investment securities totaled $100.2 billion, compared with $100.3 billion at December 31, 2017. Refer to Table 13 and “Balance Sheet Analysis” for further information on investment securities maturities and trends. Asset liquidity is further enhanced by the Company’s practice of pledging loans to access secured borrowing facilities through the FHLB and Federal Reserve Bank. At December 31, 2018, the Company could have borrowed an additional $98.8 billion from the FHLB and Federal Reserve Bank based on collateral available for additional borrowings.

The Company’s diversified deposit base provides a sizeable source of relatively stable and low-cost funding, while reducing the Company’s reliance on the wholesale markets. Total deposits were $345.5 billion at December 31, 2018, compared with $347.2 billion at December 31, 2017. Refer to Table 14 and “Balance Sheet Analysis” for further information on the Company’s deposits.

Additional funding is provided by long-term debt and short-term borrowings. Long-term debt was $41.3 billion at December 31, 2018, and is an important funding source because of its multi-year borrowing structure. Refer to Note 13 of the Notes to Consolidated Financial Statements for information on the terms and maturities of the Company’s long-term debt issuances and “Balance Sheet Analysis” for discussion on long-term debt trends. Short-term borrowings were $14.1 billion at December 31, 2018, and supplement the Company’s other funding sources. Refer to Note 12 of the Notes to Consolidated Financial Statements and “Balance Sheet Analysis” for information on the terms and trends of the Company’s short-term borrowings.

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

TABLE 21	Debt Ratings

	Moody’s	Standard & Poor’s	Fitch	Dominion Bond Rating Service
U.S. Bancorp
Long-term issuer rating	A1	A+	AA-	AA
Short-term issuer rating		A-1	F1+	R-1 (middle)
Senior unsecured debt	A1	A+	AA-	AA
Subordinated debt	A1	A-	A+	AA (low)
Junior subordinated debt	A2	BBB		AA (low)
Preferred stock	A3	BBB	BBB	A
Commercial paper	P-1		F1+

U.S. Bank National Association
Long-term issuer rating	A1	AA-	AA-	AA (high)
Short-term issuer rating	P-1	A-1+	F1+	R-1 (high)
Long-term deposits	Aa1		AA	AA (high)
Short-term deposits	P-1		F1+
Senior unsecured debt	A1	AA-	AA-	AA (high)
Subordinated debt	A1	A	A+	AA
Commercial paper	P-1	A-1+	F1+
Counterparty risk assessment	Aa2(cr)/P-1(cr)
Counterparty risk rating	Aa3/P-1
Baseline credit assessment	aa3

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

At December 31, 2018, parent company long-term debt outstanding was $16.3 billion, compared with $15.8 billion at December 31, 2017. The increase was primarily due to the issuance of $2.1 billion of medium-term notes, partially offset by $1.5 billion of medium-term note maturities. As of December 31, 2018, there was $1.5 billion of parent company debt scheduled to mature in 2019. Future debt maturities may be met through medium-term note and capital security issuances and dividends from subsidiaries, as well as from parent company cash and cash equivalents.

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

For further information, see Note 23 of the Notes to Consolidated Financial Statements.

The Company is subject to a regulatory Liquidity Coverage Ratio (“LCR”) requirement which requires banks to maintain an adequate level of unencumbered high quality liquid assets to meet estimated liquidity needs over a 30-day stressed period. At December 31, 2018, the Company was compliant with this requirement.

European Exposures The Company provides merchant processing and corporate trust services in Europe either directly or through banking affiliations in Europe. Operating cash for these businesses is deposited on a short-term basis typically with certain European central banks. For deposits placed at other European banks, exposure is mitigated by the Company placing deposits at multiple banks and managing the amounts on deposit at any bank based on institution-specific deposit limits. At December 31, 2018, the Company had an aggregate amount on deposit with European banks of approximately $7.1 billion, predominately with the Central Bank of Ireland and Bank of England.

In addition, the Company provides financing to domestic multinational corporations that generate revenue from customers in European countries, transacts with various European banks as counterparties to certain derivative-related activities, and through a subsidiary, manages money market funds that hold certain investments in European sovereign debt. Any deterioration in economic conditions in Europe, including the potential negative impact resulting from the United Kingdom’s upcoming withdrawal from the European Union, is unlikely to have a significant effect on the Company related to these activities.

Off-Balance Sheet Arrangements Off-balance sheet arrangements include any contractual arrangements to which an unconsolidated entity is a party, under which the Company has an obligation to provide credit or liquidity enhancements or

TABLE 22	Contractual Obligations

	Payments Due By Period
At December 31, 2018 (Dollars in Millions)	One Year or Less	Over One Through Three Years	Over Three Through Five Years	Over Five Years	Total
Contractual Obligations(a)
Long-term debt(b)	$8,080	$13,126	$6,086	$14,048	$41,340
Operating leases	291	491	348	482	1,612
Benefit obligations(c)	23	53	59	200	335
Time deposits	38,272	4,954	1,324	4	44,554
Contractual interest payments(d)	1,861	1,620	967	1,012	5,460
Equity investment commitments	1,839	877	29	65	2,810
Other(e)	233	37	21	108	399
Total	$50,599	$21,158	$8,834	$15,919	$96,510
(a)

Unrecognized tax positions of $335 million at December 31, 2018, are excluded as the Company cannot make a reasonably reliable estimate of the period of cash settlement with the respective taxing authority.

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

Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses. Many of the Company’s commitments to extend credit expire without being drawn and, therefore, total commitment amounts do not necessarily represent future liquidity requirements or the Company’s exposure to credit loss. Commitments to extend credit also include consumer credit lines that are cancelable upon notification to the consumer. Total contractual amounts of commitments to extend credit at December 31, 2018 were $314.3 billion. The Company also issues and confirms various types of letters of credit, including standby and commercial. Total contractual amounts of letters of credit at December 31, 2018 were $11.7 billion. For more information on the Company’s commitments to extend credit and letters of credit, refer to Note 22 in the Notes to Consolidated Financial Statements.

The Company’s off-balance sheet arrangements with unconsolidated entities primarily consist of private investment funds or partnerships that make equity investments, provide debt financing or support community-based investments in tax-advantaged projects. In addition to providing investment returns, these arrangements in many cases assist the Company in complying with requirements of the Community Reinvestment Act. The investments in these entities generate a return primarily through the realization of federal and state income tax credits and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. The entities in which the Company invests are generally considered variable interest entities (“VIEs”). The Company’s recorded net investment in these entities as of December 31, 2018 was approximately $3.0 billion.

The Company also has non-controlling financial investments in private funds and partnerships considered VIEs. The Company’s recorded investment in these entities was approximately $27 million at December 31, 2018, and the Company had unfunded commitments to invest an additional $25 million. For more information on the Company’s interests in unconsolidated VIEs, refer to Note 7 in the Notes to Consolidated Financial Statements.

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

On September 18, 2018, the Company announced its Board of Directors had approved a 23 percent increase in the Company’s dividend rate per common share, from $0.30 per quarter to $0.37 per quarter.

The Company repurchased approximately 54 million shares of its common stock in 2018, compared with approximately 50 million shares in 2017. The average price paid for the shares repurchased in 2018 was $52.57 per share, compared with $52.89 per share in 2017. As of December 31, 2018, the approximate dollar value of shares that may yet be purchased by the Company under the current share repurchase program approved by the Board of Directors was $1.4 billion. For a more complete analysis of activities impacting shareholders’ equity and capital management programs, refer to Note 14 of the Notes to Consolidated Financial Statements.

Total U.S. Bancorp shareholders’ equity was $51.0 billion at December 31, 2018, compared with $49.0 billion at December 31, 2017. The increase was primarily the result of corporate earnings and a preferred stock issuance, partially offset by common share repurchases, dividends and changes in unrealized gains and losses on available-for-sale investment securities included in other comprehensive income (loss).

The regulatory capital requirements effective for the Company follow Basel III, which includes two comprehensive methodologies for calculating risk-weighted assets: a general standardized approach and more risk-sensitive advanced approaches, with the Company’s capital adequacy being evaluated against the methodology that is most restrictive. Currently, the standardized approach is most restrictive. Beginning January 1, 2018, the regulatory capital requirements effective for the Company reflect the full implementation of Basel III. Prior to 2018, the Company’s capital ratios reflected certain transitional adjustments. Under Basel III, banking regulators define minimum capital requirements for banks and financial services holding companies. These requirements are expressed in the form of a minimum common equity tier 1 capital ratio, tier 1 capital ratio, total risk-based capital ratio, tier 1 leverage ratio and, for those banks calculating capital adequacy using advanced approaches, a tier 1 total leverage exposure, or supplementary leverage, ratio. The minimum required level for these ratios at December 31, 2018, was 6.375 percent, 7.875 percent, 9.875 percent, 4.0 percent, and 3.0 percent, respectively. The Company targets its regulatory capital levels, at both the bank and bank holding company level, to exceed the “well-capitalized” threshold for these ratios. At December 31, 2018, the minimum “well-capitalized” threshold for the common equity tier 1 capital ratio, tier 1 capital ratio, total risk-based capital ratio, tier 1 leverage ratio, and tier 1 total leverage exposure ratio was 6.5 percent, 8.0 percent, 10.0 percent, 5.0 percent, and 3.0 percent, respectively. The most recent notification from the Office of the Comptroller of the Currency categorized the Company’s bank subsidiary as “well-capitalized” under the FDIC Improvement Act prompt corrective action provisions that are applicable to all banks. There are no conditions or events since that notification that management believes have changed the risk-based category of its covered subsidiary bank.

As an approved mortgage seller and servicer, U.S. Bank National Association, through its mortgage banking division, is required to maintain various levels of shareholder’s equity, as specified by various agencies, including the United States Department of Housing and Urban Development, Government National Mortgage Association, Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. At December 31, 2018, U.S. Bank National Association met these requirements.

Table 23 provides a summary of statutory regulatory capital ratios in effect for the Company at December 31, 2018 and 2017.

The Company believes certain other capital ratios are useful in evaluating its capital adequacy. The Company’s tangible common equity, as a percent of tangible assets and as a percent of risk-weighted assets calculated under the standardized approach, was 7.8 percent and 9.4 percent, respectively, at December 31, 2018, compared with 7.6 percent and 9.4 percent, respectively, at December 31, 2017.

TABLE 23	Regulatory Capital Ratios

	U.S. Bancorp		U.S. Bank National Association
At December 31 (Dollars in Millions)	2018	2017	2018	2017
Basel III standardized approach:
Common equity tier 1 capital	$34,724	$34,369	$38,318	$37,586
Tier 1 capital	40,741	39,806	38,351	37,701
Total risk-based capital	48,178	47,503	45,960	45,466
Risk-weighted assets	381,661	367,771	374,299	361,973

Common equity tier 1 capital as a percent of risk-weighted assets	9.1%	9.3%	10.2%	10.4%
Tier 1 capital as a percent of risk-weighted assets	10.7	10.8	10.2	10.4
Total risk-based capital as a percent of risk-weighted assets	12.6	12.9	12.3	12.6
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	9.0	8.9	8.6	8.6

Basel III advanced approaches:
Common equity tier 1 capital	$34,724	$34,369	$38,318	$37,586
Tier 1 capital	40,741	39,806	38,351	37,701
Total risk-based capital	45,136	44,477	42,883	42,414
Risk-weighted assets	295,002	287,211	287,897	281,659

Common equity tier 1 capital as a percent of risk-weighted assets	11.8%	12.0%	13.3%	13.3%
Tier 1 capital as a percent of risk-weighted assets	13.8	13.9	13.3	13.4
Total risk-based capital as a percent of risk-weighted assets	15.3	15.5	14.9	15.1
Tier 1 capital as a percent of total on- and off-balance sheet leverage exposure (total leverage exposure ratio)	7.2		6.9

Bank Regulatory Capital Requirements

	Minimum	Well- Capitalized
2018
Common equity tier 1 capital as a percent of risk-weighted assets	6.375%	6.500%
Tier 1 capital as a percent of risk-weighted assets	7.875	8.000
Total risk-based capital as a percent of risk-weighted assets	9.875	10.000
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	4.000	5.000
Tier 1 capital as a percent of total on- and off-balance sheet leverage exposure (total leverage exposure ratio)	3.000	3.000

2017
Common equity tier 1 capital as a percent of risk-weighted assets	5.750%	6.500%
Tier 1 capital as a percent of risk-weighted assets	7.250	8.000
Total risk-based capital as a percent of risk-weighted assets	9.250	10.000
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	4.000	5.000

TABLE 24	Fourth Quarter Results

	Three Months Ended December 31,
(Dollars and Shares in Millions, Except Per Share Data)	2018	2017
Condensed Income Statement
Net interest income	$3,303	$3,175
Taxable-equivalent adjustment(a)	28	53
Net interest income (taxable-equivalent basis)(b)	3,331	3,228
Noninterest income	2,493	2,360
Securities gains (losses), net	5	10
Total net revenue	5,829	5,598
Noninterest expense	3,280	3,899
Provision for credit losses	368	335
Income before taxes	2,181	1,364
Income taxes and taxable-equivalent adjustment	319	(322)
Net income	1,862	1,686
Net (income) loss attributable to noncontrolling interests	(6)	(4)
Net income attributable to U.S. Bancorp	$1,856	$1,682
Net income applicable to U.S. Bancorp common shareholders	$1,777	$1,611

Per Common Share
Earnings per share	$1.10	$.97
Diluted earnings per share	$1.10	$.97
Dividends declared per share	$.37	$.30
Average common shares outstanding	1,615	1,659
Average diluted common shares outstanding	1,618	1,664

Financial Ratios
Return on average assets	1.59%	1.46%
Return on average common equity	15.8	14.7
Net interest margin (taxable-equivalent basis)(a)	3.15	3.11
Efficiency ratio(b)	56.3	69.8
(a)	Based on federal income tax rates of 21 percent for 2018 and 35 percent for 2017, for those assets and liabilities whose income or expense is not included for federal income tax purposes.
(b)	See Non-GAAP Financial Measures beginning on page 66.

Fourth Quarter Summary

The Company reported net income attributable to U.S. Bancorp of $1.9 billion for the fourth quarter of 2018, or $1.10 per diluted common share, compared with $1.7 billion, or $0.97 per diluted common share, for the fourth quarter of 2017. Return on average assets and return on average common equity were 1.59 percent and 15.8 percent, respectively, for the fourth quarter of 2018, compared with 1.46 percent and 14.7 percent, respectively, for the fourth quarter of 2017. The results for the fourth quarter of 2018 included the impact of the gain from the sale of the Company’s ATM servicing business and the sale of a majority of its covered loans, charges related to severance, certain asset impairments, the accrual for legal matters, and the favorable impact to deferred tax assets and liabilities related to changes in estimates from tax reform.

Total net revenue for the fourth quarter of 2018, was $231 million (4.1 percent) higher than the fourth quarter of 2017, reflecting a 4.0 percent increase in net interest income and a 5.4 percent increase in noninterest income. The increase in net interest income from the fourth quarter of 2017 was mainly a result of the impact of rising interest rates on assets, earning assets growth, and higher yields on the reinvestment of securities, partially offset by higher rates on deposits and funding mix changes. The noninterest income increase was driven by strong growth in payment services revenue and trust and investment management fees, along with higher other noninterest income, partially offset by decreases in mortgage banking revenue and ATM processing services revenue.

Noninterest expense in the fourth quarter of 2018 was $619 million (15.9 percent) lower than the fourth quarter of 2017, reflecting a decrease in marketing and business development expense due to lower charitable contributions to the Company’s foundation and a decrease in other noninterest expense driven by lower costs related to tax-advantaged projects, lower FDIC insurance expense, and a reduction in mortgage servicing costs, as well as the impact of the settlement of a regulatory matter recorded in the fourth quarter of 2017. Partially offsetting these decreases were increased compensation expense related to supporting business growth and compliance programs, merit increases, and variable compensation related to revenue growth, higher employee benefits expense, and higher technology and communications expense in support of business growth.

Fourth quarter 2018 net interest income, on a taxable-equivalent basis, was $3.3 billion, compared with $3.2 billion in the fourth quarter of 2017. The $103 million (3.2 percent) increase was principally driven by the impact of rising interest rates, earning assets growth, and higher yields on securities, partially offset by higher rates on deposits and changes in funding mix, as well as the impact of tax reform which reduced the taxable-equivalent adjustment benefit related to tax exempt assets. Average earning assets were $7.0 billion (1.7 percent) higher in the fourth quarter of 2018, compared with the fourth quarter of 2017, reflecting increases of $3.9 billion (1.4 percent) in average loans and $3.0 billion (18.0 percent) in average other earning assets. The net interest margin, on a taxable-equivalent basis, in the fourth quarter of 2018 was 3.15 percent, compared with 3.11 percent in the fourth quarter of 2017. The increase in net interest margin was primarily due to higher interest rates, partially offset by changes in deposit and funding mix, changes in loan mix, higher cash balances and the impact of tax reform.

Noninterest income in the fourth quarter of 2018 was $2.5 billion, representing an increase of $128 million (5.4 percent) over the fourth quarter of 2017. The increase reflected strong growth in payment services revenue and trust and investment management fees, along with an increase in other noninterest income. These increases were partially offset by lower mortgage banking revenue and ATM processing services revenue. The increase in payment services revenue reflected higher credit and debit card revenue of $40 million (11.7 percent), corporate payment products revenue of $15 million (10.1 percent), and merchant processing services revenue of $15 million (4.0 percent), all driven by higher sales volumes. Trust and investment management fees increased $15 million (3.8 percent) principally due to business growth. Other noninterest income increased $105 million (51.2 percent) in the fourth quarter of 2018, compared with the same period of the prior year, reflecting the net impact in the fourth quarter of 2018 of the $340 million gain from the sale of the Company’s ATM servicing business and $264 million of charges for asset impairments related to the sale of a majority of the Company’s covered loans and certain other assets, as well as higher equity investment income. Mortgage banking revenue decreased $31 million (15.3 percent) primarily due to lower mortgage production. Also, ATM processing services revenue decreased $26 million (32.5 percent) due to the sale of the Company’s ATM servicing business.

Noninterest expense in the fourth quarter of 2018 was $3.3 billion, compared with $3.9 billion in the same period of 2017, representing a decrease of $619 million (15.9 percent). The decrease was primarily due to lower marketing and business development expense and other noninterest expense, partially offset by higher personnel costs and technology and communications expense. Marketing and business development expense decreased $136 million (54.2 percent) primarily due to a large contribution made by the Company to the U.S. Bank Foundation in the prior year. Other noninterest expense decreased $611 million (54.3 percent) in the fourth quarter of

2018, compared with the fourth quarter of 2017, primarily due to the recording of the accrual in the fourth quarter of the prior year for the settlement of a regulatory matter, lower costs related to tax-advantaged projects, lower FDIC assessment costs and a reduction in mortgage servicing costs. These decreases were partially offset by severance charges and an accrual for a legal matter both recorded in the fourth quarter of 2018. Compensation expense in the fourth quarter of 2018 increased $69 million (4.6 percent) over the same period of the prior year, principally due to the impact of hiring to support business growth and compliance programs, merit increases, and higher variable compensation related to business production, partially offset by the special bonus awarded to certain eligible employees in the fourth quarter of 2017. Employee benefits expense increased $17 million (5.8 percent), primarily driven by increased medical costs, while technology and communications expense increased $18 million (7.6 percent) primarily due to technology investment initiatives in support of business growth.

The provision for credit losses for the fourth quarter of 2018 was $368 million, an increase of $33 million (9.9 percent) from the same period of 2017. The provision for credit losses was $15 million higher than net charge-offs in the fourth quarter of 2018 and $10 million higher than net charge-offs in the fourth quarter of 2017. The increase in the allowance for credit losses during the fourth quarter of 2018 reflected loan portfolio growth. Net charge-offs were $353 million in the fourth quarter of 2018, compared with $325 million in the fourth quarter of 2017. The net charge-off ratio was 0.49 percent in the fourth quarter of 2018, compared with 0.46 percent in the fourth quarter of 2017.

The provision for income taxes was $291 million (an effective rate of 13.5 percent) for the fourth quarter of 2018, reflecting the favorable impact of deferred tax assets and liabilities adjustments related to tax reform legislation enacted in late 2017. The provision for income taxes for the fourth quarter of 2017 reflected the estimated $910 million net tax benefit of the Company initially revaluing its deferred tax assets and liabilities due to tax reform, resulting in an effective tax benefit rate of 28.6 percent for the period.

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

TABLE 25	Line of Business Financial Performance

	Corporate and Commercial Banking			Consumer and Business Banking
Year Ended December 31 (Dollars in Millions)	2018	2017	Percent Change	2018	2017	Percent Change
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$2,938	$2,905	1.1%	$6,164	$5,832	5.7%
Noninterest income	844	915	(7.8)	2,302	2,386	(3.5)
Securities gains (losses), net	–	(3)	*	–	–	–
Total net revenue	3,782	3,817	(.9)	8,466	8,218	3.0
Noninterest expense	1,578	1,552	1.7	5,217	5,056	3.2
Other intangibles	4	4	–	27	30	(10.0)
Total noninterest expense	1,582	1,556	1.7	5,244	5,086	3.1
Income before provision and income taxes	2,200	2,261	(2.7)	3,222	3,132	2.9
Provision for credit losses	65	(14)	*	232	337	(31.2)
Income before income taxes	2,135	2,275	(6.2)	2,990	2,795	7.0
Income taxes and taxable-equivalent adjustment	534	828	(35.5)	748	1,018	(26.5)
Net income	1,601	1,447	10.6	2,242	1,777	26.2
Net (income) loss attributable to noncontrolling interests	–	–	–	–	–	–
Net income attributable to U.S. Bancorp	$1,601	$1,447	10.6	$2,242	$1,777	26.2
Average Balance Sheet
Commercial	$75,010	$73,483	2.1%	$9,855	$9,980	(1.3)%
Commercial real estate	18,869	20,452	(7.7)	16,272	16,702	(2.6)
Residential mortgages	6	6	–	58,549	55,939	4.7
Credit card	–	–	–	–	–	–
Other retail	1	–	*	53,990	53,199	1.5
Total loans, excluding covered loans	93,886	93,941	(.1)	138,666	135,820	2.1
Covered loans	–	–	–	2,169	3,445	(37.0)
Total loans	93,886	93,941	(.1)	140,835	139,265	1.1
Goodwill	1,647	1,647	–	3,605	3,632	(.7)
Other intangible assets	11	13	(15.4)	2,953	2,740	7.8
Assets	102,834	102,528	.3	155,290	153,815	1.0
Noninterest-bearing deposits	33,074	36,030	(8.2)	27,526	27,680	(.6)
Interest checking	10,046	9,950	1.0	50,135	47,231	6.1
Savings products	41,889	45,764	(8.5)	61,484	60,496	1.6
Time deposits	17,966	16,136	11.3	13,321	12,894	3.3
Total deposits	102,975	107,880	(4.5)	152,466	148,301	2.8
Total U.S. Bancorp shareholders’ equity	10,465	9,870	6.0	11,816	11,133	6.1
*	Not meaningful
(a)	Presented net of related rewards and rebate costs and certain partner payments of $2.2 billion and $2.0 billion for 2018 and 2017, respectively.
(b)	Includes revenue generated from certain contracts with customers of $7.4 billion and $7.1 billion for 2018 and 2017, respectively.

Wealth Management and Investment Services			Payment Services					Treasury and Corporate Support			Consolidated Company
2018	2017	Percent Change	2018		2017		Percent Change	2018	2017	Percent Change	2018		2017		Percent Change

$1,122	$1,007	11.4%	$2,445		$2,403		1.7%	$366	$438	(16.4)%	$13,035		$12,585		3.6%
1,748	1,643	6.4	3,601	(a)	3,368	(a)	6.9	1,077	948	13.6	9,572	(b)	9,260	(b)	3.4
–	–	–	–		–		–	30	60	(50.0)	30		57		(47.4)
2,870	2,650	8.3	6,046		5,771		4.8	1,473	1,446	1.9	22,637		21,902		3.4
1,780	1,617	10.1	2,875		2,662		8.0	853	1,728	(50.6)	12,303		12,615		(2.5)
16	20	(20.0)	114		121		(5.8)	–	–	–	161		175		(8.0)
1,796	1,637	9.7	2,989		2,783		7.4	853	1,728	(50.6)	12,464		12,790		(2.5)
1,074	1,013	6.0	3,057		2,988		2.3	620	(282)	*	10,173		9,112		11.6
(2)	(1)	*	1,081		1,082		(.1)	3	(14)	*	1,379		1,390		(.8)
1,076	1,014	6.1	1,976		1,906		3.7	617	(268)	*	8,794		7,722		13.9
270	368	(26.6)	495		693		(28.6)	(377)	(1,438)	73.8	1,670		1,469		13.7
806	646	24.8	1,481		1,213		22.1	994	1,170	(15.0)	7,124		6,253		13.9
–	–	–	–		(13)		*	(28)	(22)	(27.3)	(28)		(35)		20.0
$806	$646	24.8	$1,481		$1,200		23.4	$966	$1,148	(15.9)	$7,096		$6,218		14.1

$3,779	$3,436	10.0%	$9,026		$8,082		11.7%	$1,184	$923	28.3%	$98,854		$95,904		3.1%
520	511	1.8	–		–		–	4,316	4,412	(2.2)	39,977		42,077		(5.0)
3,333	2,831	17.7	–		–		–	5	8	(37.5)	61,893		58,784		5.3
–	–	–	21,672		20,906		3.7	–	–	–	21,672		20,906		3.7
1,740	1,755	(.9)	404		459		(12.0)	1	3	(66.7)	56,136		55,416		1.3
9,372	8,533	9.8	31,102		29,447		5.6	5,506	5,346	3.0	278,532		273,087		2.0
–	–	–	–		–		–	–	5	*	2,169		3,450		(37.1)
9,372	8,533	9.8	31,102		29,447		5.6	5,506	5,351	2.9	280,701		276,537		1.5
1,618	1,617	.1	2,569		2,465		4.2	–	–	–	9,439		9,361		.8
63	81	(22.2)	406		400		1.5	–	–	–	3,433		3,234		6.2
12,445	11,750	5.9	36,916		35,009		5.4	149,529	145,480	2.8	457,014		448,582		1.9
14,011	14,846	(5.6)	1,099		1,037		6.0	2,486	2,340	6.2	78,196		81,933		(4.6)
9,929	10,729	(7.5)	–		–		–	44	43	2.3	70,154		67,953		3.2
42,223	42,978	(1.8)	107		102		4.9	742	529	40.3	146,445		149,869		(2.3)
3,858	4,008	(3.7)	3		2		50.0	3,519	719	*	38,667		33,759		14.5
70,021	72,561	(3.5)	1,209		1,141		6.0	6,791	3,631	87.0	333,462		333,514		–
2,475	2,421	2.2	6,629		6,275		5.6	19,006	19,398	(2.0)	50,391		49,097		2.6

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

Designations, assignments and allocations change from time to time as management systems are enhanced, methods of evaluating performance or product lines change or business segments are realigned to better respond to the Company’s diverse customer base. During 2018, certain organization and methodology changes were made and, accordingly, 2017 results were restated and presented on a comparable basis.

Corporate and Commercial Banking Corporate and Commercial Banking offers lending, equipment finance and small-ticket leasing, depository services, treasury management, capital markets services, international trade services and other financial services to middle market, large corporate, commercial real estate, financial institution, non-profit and public sector clients. Corporate and Commercial Banking contributed $1.6 billion of the Company’s net income in 2018, or an increase of $154 million (10.6 percent), compared with 2017.

Net revenue decreased $35 million (0.9 percent) in 2018, compared with 2017. Net interest income, on a taxable-equivalent basis, increased $33 million (1.1 percent) in 2018, compared with 2017, primarily due to the impact of rising rates on the margin benefit from deposits, partially offset by lower rates on loans, reflecting a competitive marketplace, and lower deposit balances. The decrease in noninterest-bearing deposit balances reflected customers deploying balances to support business growth, while lower interest-bearing deposits reflected balance sheet run-off related to the business merger of a larger financial services customer. Noninterest income decreased $68 million (7.5 percent) in 2018, compared with 2017, primarily due to lower corporate bond underwriting fees and treasury management fees.

Noninterest expense increased $26 million (1.7 percent) in 2018, compared with 2017, reflecting higher net shared services expense driven by technology development and investment in infrastructure, partially offset by lower FDIC insurance expense and lower variable compensation expense related to capital markets activities. The provision for credit losses increased $79 million in 2018, compared with 2017, primarily due to an unfavorable change in the reserve allocation, partially offset by lower net charge-offs.

Consumer and Business Banking Consumer and Business Banking delivers products and services through banking offices, telephone servicing and sales, on-line services, direct mail, ATM processing and mobile devices. It encompasses community banking, metropolitan banking and indirect lending, as well as mortgage banking. Consumer and Business Banking contributed $2.2 billion of the Company’s net income in 2018, or an increase of $465 million (26.2 percent), compared with 2017.

Net revenue increased $248 million (3.0 percent) in 2018, compared with 2017. Net interest income, on a taxable-equivalent basis, increased $332 million (5.7 percent) in 2018, compared with 2017, primarily due to the impact of rising rates on the margin benefit from deposits, along with growth in average loan and core deposit balances, partially offset by lower rates on loans. Noninterest income decreased $84 million (3.5 percent) in 2018, compared with 2017, principally driven by lower mortgage banking revenue, in line with industry trends, primarily due to lower mortgage production, and a reduction in other noninterest income driven by lower end of term gains in retail leasing revenue due to lower vehicle sales. These decreases were partially offset by higher deposit service charges and ATM processing servicing revenue, reflecting higher transaction volumes.

Noninterest expense increased $158 million (3.1 percent) in 2018, compared with 2017, primarily due to higher net shared services expense and higher personnel expense, reflecting the impact of investments supporting business growth and development as well as higher production related incentives. These increases were partially offset by lower mortgage banking costs. The provision for credit losses decreased $105 million

(31.2 percent) in 2018, compared with 2017, reflecting a favorable change in the reserve allocation as well as lower net charge-offs.

Wealth Management and Investment Services Wealth Management and Investment Services provides private banking, financial advisory services, investment management, retail brokerage services, insurance, trust, custody and fund servicing through four businesses: Wealth Management, Global Corporate Trust & Custody, U.S. Bancorp Asset Management and Fund Services. Wealth Management and Investment Services contributed $806 million of the Company’s net income in 2018, or an increase of $160 million (24.8 percent), compared with 2017.

Net revenue increased $220 million (8.3 percent) in 2018, compared with 2017. Net interest income, on a taxable-equivalent basis, increased $115 million (11.4 percent) in 2018, compared with 2017, primarily due to the impact of rising rates on the margin benefit from deposits. Noninterest income increased $105 million (6.4 percent) in 2018, compared with 2017, principally due to favorable market conditions for the majority of 2018, business growth and net asset inflows.

Noninterest expense increased $159 million (9.7 percent) in 2018, compared with 2017, primarily due to increased net shared service expense and higher personnel expense driven by investments to support business growth, higher production related incentives and increased staffing to support business development.

Payment Services Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate, government and purchasing card services, consumer lines of credit and merchant processing. Payment Services contributed $1.5 billion of the Company’s net income in 2018, or an increase of $281 million (23.4 percent), compared with 2017.

Net revenue increased $275 million (4.8 percent) in 2018, compared with 2017. Net interest income, on a taxable-equivalent basis, increased $42 million (1.7 percent) in 2018, compared with 2017, primarily due to higher average loan volumes, partially offset by compression of loan rates in a rising rate environment. Noninterest income increased $233 million (6.9 percent) in 2018, compared with 2017, primarily due to higher credit and debit card revenue, corporate payment products revenue and merchant processing services revenue, all driven by higher sales volumes.

Noninterest expense increased $206 million (7.4 percent) in 2018, compared with 2017, principally due to higher net shared services expense and personnel expense driven by implementation costs of capital investments, higher production related incentives and increased staffing to support business development. The provision for credit losses was essentially unchanged in 2018, compared with 2017, primarily due to higher net charge-offs, offset by a favorable change in the reserve allocation.

Treasury and Corporate Support Treasury and Corporate Support includes the Company’s investment portfolios, funding, capital management, interest rate risk management, income taxes not allocated to the business lines, including most investments in tax-advantaged projects, and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis. Treasury and Corporate Support recorded net income of $966 million in 2018, compared with $1.1 billion in 2017.

Net revenue increased $27 million (1.9 percent) in 2018, compared with 2017. Net interest income, on a taxable-equivalent basis, decreased $72 million (16.4 percent) in 2018, compared with 2017, primarily due to higher funding costs and changes in funding mix, partially offset by growth in the investment portfolio. Noninterest income increased $99 million (9.8 percent) in 2018, compared with 2017, reflecting the impacts of 2018 gains on the sales of the Company’s ATM servicing business and student loans, partially offset by certain 2018 asset impairments, including the FDIC covered loans sold during 2018, as well as a decrease in gains recognized on the sale of investment securities.

Noninterest expense decreased $875 million (50.6 percent) in 2018, compared with 2017, principally due to the net impact of the accrual for the settlement of a regulatory matter, the charitable contribution made to the U.S. Bank Foundation and the special bonus awarded to eligible employees all recorded in 2017, partially offset by severance charges and the accrual for legal matters recorded in 2018. Noninterest expense further decreased in 2018, compared with 2017, due to a favorable change in net shared services expense allocated to manage the business and lower costs related to tax advantaged projects. These decreases were partially offset by higher personnel expense driven by increased staffing, higher variable compensation, and technology development related to business development efforts. The provision for credit losses was $17 million higher in 2018, compared with 2017, due to a higher net charge-offs, partially offset by a favorable change in the reserve allocation.

Income taxes are assessed to each line of business at a managerial tax rate of 25.0 percent starting in 2018 due to tax reform, compared with 36.4 percent in 2017. The residual tax expense or benefit to arrive at the consolidated effective tax rate included is in Treasury and Corporate Support. Income tax expense increased $1.1 billion in 2018, compared with 2017, primarily due to the net impact of tax reform on the Company’s tax related assets and liabilities recorded in 2017 and 2018, partially offset by a lower corporate tax rate effective in 2018.

Non-GAAP Financial Measures

In addition to capital ratios defined by banking regulators, the Company considers various other measures when evaluating capital utilization and adequacy, including:

–	Tangible common equity to tangible assets, and

–	Tangible common equity to risk-weighted assets.

These capital measures are viewed by management as useful additional methods of evaluating the Company’s utilization of its capital held and the level of capital available to withstand unexpected negative market or economic conditions. Additionally, presentation of these measures allows investors, analysts and banking regulators to assess the Company’s capital position relative to other financial services companies. These capital measures are not defined in GAAP, or are not defined in banking regulations. As a result, these capital measures disclosed by the Company may be considered non-GAAP financial measures. In addition, certain capital measures related to prior periods are presented on the same basis as those capital measures in the current period. The effective capital ratios defined by banking regulations for these periods were subject to certain transitional provisions. Management believes this information helps investors assess trends in the Company’s capital adequacy.

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

The following table shows the Company’s calculation of these non-GAAP financial measures:

At December 31 (Dollars in Millions)	2018	2017	2016	2015	2014
Total equity	$51,657	$49,666	$47,933	$46,817	$44,168
Preferred stock	(5,984)	(5,419)	(5,501)	(5,501)	(4,756)
Noncontrolling interests	(628)	(626)	(635)	(686)	(689)
Goodwill (net of deferred tax liability)(1)	(8,549)	(8,613)	(8,203)	(8,295)	(8,403)
Intangible assets, other than mortgage servicing rights	(601)	(583)	(712)	(838)	(824)

Tangible common equity(a)	35,895	34,425	32,882	31,497	29,496
Total assets	467,374	462,040	445,964	421,853	402,529
Goodwill (net of deferred tax liability)(1)	(8,549)	(8,613)	(8,203)	(8,295)	(8,403)
Intangible assets, other than mortgage servicing rights	(601)	(583)	(712)	(838)	(824)

Tangible assets(b)	458,224	452,844	437,049	412,720	393,302
Risk-weighted assets, determined in accordance with the Basel III standardized approach(c)	381,661	367,771	358,237	341,360	317,398
Tangible common equity (as calculated above)		34,425	32,882	31,497	29,496
Adjustments(2)		(550)	(55)	67	172

Common equity tier 1 capital estimated for the Basel III fully implemented standardized and advanced approaches(d)		33,875	32,827	31,564	29,668
Risk-weighted assets, determined in accordance with prescribed transitional standardized approach regulatory requirements		367,771	358,237	341,360	317,398
Adjustments(3)		4,473	4,027	3,892	11,110

Risk-weighted assets estimated for the Basel III fully implemented standardized approach(e)		372,244	362,264	345,252	328,508
Risk-weighted assets, determined in accordance with prescribed transitional advanced approaches regulatory requirements		287,211	277,141	261,668	248,596
Adjustments(4)		4,769	4,295	4,099	3,270

Risk-weighted assets estimated for the Basel III fully implemented advanced approaches(f)		291,980	281,436	265,767	251,866

Ratios
Tangible common equity to tangible assets(a)/(b)	7.8%	7.6%	7.5%	7.6%	7.5%
Tangible common equity to risk-weighted assets(a)/(c)	9.4	9.4	9.2	9.2	9.3
Common equity tier 1 capital to risk-weighted assets estimated for the Basel III fully implemented standardized approach(d)/(e)		9.1	9.1	9.1	9.0
Common equity tier 1 capital to risk-weighted assets estimated for the Basel III fully implemented advanced approaches(d)/(f)		11.6	11.7	11.9	11.8

	Three Months Ended December 31		Year Ended December 31
	2018	2017	2018	2017	2016	2015	2014

Net interest income	$3,303	$3,175	$12,919	$12,380	$11,666	$11,151	$10,949
Taxable-equivalent adjustment(5)	28	53	116	205	203	213	222
Net interest income, on a taxable-equivalent basis	3,331	3,228	13,035	12,585	11,869	11,364	11,171
Net interest income, on a taxable-equivalent basis (as calculated above)	3,331	3,228	13,035	12,585	11,869	11,364	11,171
Noninterest income	2,498	2,370	9,602	9,317	9,290	8,818	8,875
Less: Securities gains (losses), net	5	10	30	57	22	–	3
Total net revenue, excluding net securities gains (losses)(g)	5,824	5,588	22,607	21,845	21,137	20,182	20,043
Noninterest expense(h)	3,280	3,899	12,464	12,790	11,527	10,807	10,600
Efficiency ratio(h)/(g)	56.3%	69.8%	55.1%	58.5%	54.5%	53.5%	52.9%
(1)	Includes goodwill related to certain investments in unconsolidated financial institutions per prescribed regulatory requirements.
(2)	Includes net losses on cash flow hedges included in accumulated other comprehensive income (loss) and other adjustments.
(3)	Includes higher risk-weighting for unfunded loan commitments, investment securities, residential mortgages, MSRs and other adjustments.
(4)	Primarily reflects higher risk-weighting for MSRs.
(5)

Based on federal income tax rates of 21 percent for 2018 and 35 percent for 2017, 2016, 2015 and 2014, for those assets and liabilities whose income or expense is not included for federal income tax purposes.

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

Management’s evaluation of the appropriate allowance for credit losses is often the most critical of all the accounting estimates for a banking institution. It is an inherently subjective process impacted by many factors as discussed throughout the Management’s Discussion and Analysis section of the Annual Report. Although methodologies utilized to determine each element of the allowance reflect management’s assessment of credit risk as identified through assessments completed of individual credits and of homogenous pools affected by material credit events, degrees of imprecision exist in these measurement tools due in part to subjective judgments involved and an inherent lag in the data available to quantify current conditions and events that affect credit loss reserve estimates. As discussed in the “Analysis and Determination of Allowance for Credit Losses” section, management considers the effect of changes in economic conditions, risk management practices, and other factors that contribute to imprecision of loss estimates in determining the allowance for credit losses. If not considered, incurred losses in the credit portfolio related to imprecision and other subjective factors could have a dramatic adverse impact on the liquidity and financial viability of a banking institution.

Given the many subjective factors affecting the credit portfolio, changes in the allowance for credit losses may not directly coincide with changes in the risk ratings of the credit portfolio reflected in the risk rating process. This is in part due to the timing of the risk rating process in relation to changes in the business cycle, the exposure and mix of loans within risk rating categories, levels of nonperforming loans and the timing of charge-offs and recoveries. The allowance for credit losses on commercial lending segment loans measures the incurred loss content on the remaining portfolio exposure, while nonperforming loans and net charge-offs are measures of specific impairment events that have already been confirmed. Therefore, the degree of change in the commercial lending allowance may differ from the level of changes in nonperforming loans and net charge-offs. Management maintains an appropriate allowance for credit losses by updating aggregate allowance rates to reflect changes in economic uncertainty or business cycle conditions.

Some factors considered in determining the appropriate allowance for credit losses are quantifiable while other factors require qualitative judgment. Management conducts an analysis with respect to the accuracy of risk ratings and the volatility of inherent losses, and utilizes this analysis along with qualitative factors that can affect the precision of credit loss estimates, including economic conditions, such as changes in unemployment or bankruptcy rates, and concentration risks, such as risks associated with specific industries, collateral valuations, and loans to highly leveraged enterprises, in determining the overall level of the allowance for credit losses. The Company’s determination of the allowance for commercial lending segment loans is sensitive to the assigned credit risk ratings and inherent loss rates at December 31, 2018. If 10 percent of period ending loan balances (including unfunded commitments) within each risk category of this segment of the loan portfolio were to experience downgrades of two risk categories, the allowance for credit losses would increase by approximately $252 million at December 31, 2018. The Company believes the allowance for credit losses appropriately considers the imprecision in estimating credit losses based on credit risk ratings and inherent loss rates but actual losses may differ from those estimates. If inherent loss or estimated loss rates for commercial lending segment loans were to increase by 10 percent, the allowance for credit losses would increase by approximately $179 million at December 31, 2018. The

Company’s determination of the allowance for consumer lending segment loans is sensitive to changes in estimated loss rates and estimated impairments on restructured loans. In the event that estimated losses for this segment of the loan portfolio increased by 10 percent, the allowance for credit losses would increase by approximately $172 million at December 31, 2018. Because several quantitative and qualitative factors are considered in determining the allowance for credit losses, these sensitivity analyses do not necessarily reflect the nature and extent of future changes in the allowance for credit losses. They are intended to provide insights into the impact of adverse changes in risk rating and inherent losses and do not imply any expectation of future deterioration in the risk rating or loss rates. Given current processes employed by the Company, management believes the risk ratings and inherent loss rates currently assigned are appropriate. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions that could be significant to the Company’s financial statements. Refer to the “Analysis and Determination of the Allowance for Credit Losses” section for further information.

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

The Company’s annual assessment of potential goodwill impairment was completed during the third quarter of 2018. Based on the results of this assessment, no goodwill impairment was recognized. The Company continues to monitor goodwill and other intangible assets for impairment indicators throughout the year.

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

During the most recently completed fiscal quarter, there was no change made in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Management assessed the effectiveness of the Company’s system of internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control-Integrated Framework (2013 framework). Based on our assessment and those criteria, management believes the Company designed and maintained effective internal control over financial reporting as of December 31, 2018.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of U.S. Bancorp

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of U.S. Bancorp (the Company) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 21, 2019 expressed an unqualified opinion thereon.

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

February 21, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of U.S. Bancorp

Opinion on Internal Control over Financial Reporting

We have audited U.S. Bancorp’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, U.S. Bancorp (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2018 and our report dated February 21, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Assessment of U.S. Bancorp’s Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Minneapolis, Minnesota

February 21, 2019

Consolidated Financial Statements and Notes Table of Contents

U.S. Bancorp

Consolidated Balance Sheet

At December 31 (Dollars in Millions)	2018	2017

Assets
Cash and due from banks	$21,453	$19,505
Investment securities
Held-to-maturity (fair value $44,964 and $43,723, respectively)	46,050	44,362
Available-for-sale ($2,057 and $689 pledged as collateral, respectively)(a)	66,115	68,137
Loans held for sale (including $2,035 and $3,534 of mortgage loans carried at fair value, respectively)	2,056	3,554
Loans
Commercial	102,444	97,561
Commercial real estate	39,539	40,463
Residential mortgages	65,034	59,783
Credit card	23,363	22,180
Other retail	56,430	57,324
Covered loans	–	3,121

Total loans	286,810	280,432
Less allowance for loan losses	(3,973)	(3,925)

Net loans	282,837	276,507
Premises and equipment	2,457	2,432
Goodwill	9,369	9,434
Other intangible assets	3,392	3,228
Other assets (including $843 and $238 of trading securities at fair value pledged as collateral, respectively)(a)	33,645	34,881

Total assets	$467,374	$462,040

Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$81,811	$87,557
Interest-bearing(b)	263,664	259,658

Total deposits	345,475	347,215
Short-term borrowings	14,139	16,651
Long-term debt	41,340	32,259
Other liabilities	14,763	16,249

Total liabilities	415,717	412,374
Shareholders’ equity
Preferred stock	5,984	5,419
Common stock, par value $0.01 a share — authorized: 4,000,000,000 shares; issued: 2018 and 2017 — 2,125,725,742 shares	21	21
Capital surplus	8,469	8,464
Retained earnings	59,065	54,142
Less cost of common stock in treasury: 2018 — 517,391,021 shares; 2017 — 470,080,231 shares	(20,188)	(17,602)
Accumulated other comprehensive income (loss)	(2,322)	(1,404)

Total U.S. Bancorp shareholders’ equity	51,029	49,040
Noncontrolling interests	628	626

Total equity	51,657	49,666

Total liabilities and equity	$467,374	$462,040
(a)	Includes only collateral pledged by the Company where counterparties have the right to sell or pledge the collateral.
(b)	lncludes time deposits greater than $250,000 balances of $15.3 billion and $6.8 billion at December 31, 2018 and 2017, respectively.

See Notes to Consolidated Financial Statements.

U.S. Bancorp

Consolidated Statement of Income

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2018	2017	2016

Interest Income
Loans	$13,120	$11,788	$10,777
Loans held for sale	165	144	154
Investment securities	2,616	2,232	2,078
Other interest income	272	182	125

Total interest income	16,173	14,346	13,134

Interest Expense
Deposits	1,869	1,041	622
Short-term borrowings	378	141	92
Long-term debt	1,007	784	754

Total interest expense	3,254	1,966	1,468

Net interest income	12,919	12,380	11,666
Provision for credit losses	1,379	1,390	1,324

Net interest income after provision for credit losses	11,540	10,990	10,342

Noninterest Income
Credit and debit card revenue	1,401	1,289	1,206
Corporate payment products revenue	644	575	541
Merchant processing services	1,531	1,486	1,498
ATM processing services	308	303	277
Trust and investment management fees	1,619	1,522	1,427
Deposit service charges	762	732	706
Treasury management fees	594	618	583
Commercial products revenue	895	954	971
Mortgage banking revenue	720	834	979
Investment products fees	188	173	169
Securities gains (losses), net
Realized gains (losses), net	30	57	27
Total other-than-temporary impairment	–	–	(6)
Portion of other-than-temporary impairment recognized in other comprehensive income (loss)	–	–	1

Total securities gains (losses), net	30	57	22
Other	910	774	911

Total noninterest income	9,602	9,317	9,290

Noninterest Expense
Compensation	6,162	5,746	5,212
Employee benefits	1,231	1,134	1,008
Net occupancy and equipment	1,063	1,019	988
Professional services	407	419	502
Marketing and business development	429	542	435
Technology and communications	978	903	877
Postage, printing and supplies	324	323	311
Other intangibles	161	175	179
Other	1,709	2,529	2,015

Total noninterest expense	12,464	12,790	11,527

Income before income taxes	8,678	7,517	8,105
Applicable income taxes	1,554	1,264	2,161

Net income	7,124	6,253	5,944
Net (income) loss attributable to noncontrolling interests	(28)	(35)	(56)

Net income attributable to U.S. Bancorp	$7,096	$6,218	$5,888

Net income applicable to U.S. Bancorp common shareholders	$6,784	$5,913	$5,589

Earnings per common share	$4.15	$3.53	$3.25
Diluted earnings per common share	$4.14	$3.51	$3.24
Average common shares outstanding	1,634	1,677	1,718
Average diluted common shares outstanding	1,638	1,683	1,724

See Notes to Consolidated Financial Statements.

U.S. Bancorp

Consolidated Statement of Comprehensive Income

Year Ended December 31 (Dollars in Millions)	2018	2017	2016
Net income	$7,124	$6,253	$5,944

Other Comprehensive Income (Loss)
Changes in unrealized gains and losses on investment securities available-for-sale	(656)	178	(858)
Other-than-temporary impairment not recognized in earnings on investment securities available-for-sale	–	–	(1)
Changes in unrealized gains and losses on derivative hedges	39	(5)	74
Foreign currency translation	3	(2)	(28)
Changes in unrealized gains and losses on retirement plans	(302)	(41)	(255)
Reclassification to earnings of realized gains and losses	93	77	247
Income taxes related to other comprehensive income (loss)	205	(76)	305

Total other comprehensive income (loss)	(618)	131	(516)

Comprehensive income	6,506	6,384	5,428
Comprehensive (income) loss attributable to noncontrolling interests	(28)	(35)	(56)

Comprehensive income attributable to U.S. Bancorp	$6,478	$6,349	$5,372

See Notes to Consolidated Financial Statements.

U.S. Bancorp

Consolidated Statement of Shareholders’ Equity

	U.S. Bancorp Shareholders
(Dollars and Shares in Millions, Except Per Share Data)	Common Shares Outstanding	Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total U.S. Bancorp Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance December 31, 2015	1,745	$5,501	$21	$8,376	$46,377	$(13,125)	$(1,019)	$46,131	$686	$46,817
Net income (loss)					5,888			5,888	56	5,944
Other comprehensive income (loss)							(516)	(516)		(516)
Preferred stock dividends(a)					(281)			(281)		(281)
Common stock dividends ($1.07 per share)					(1,842)			(1,842)		(1,842)
Issuance of common and treasury stock	13			(71)		445		374		374
Purchase of treasury stock	(61)					(2,600)		(2,600)		(2,600)
Distributions to noncontrolling interests								–	(56)	(56)
Purchase of noncontrolling interests				1	9			10	(50)	(40)
Net other changes in noncontrolling interests								–	(1)	(1)
Stock option and restricted stock grants				134				134		134

Balance December 31, 2016	1,697	$5,501	$21	$8,440	$50,151	$(15,280)	$(1,535)	$47,298	$635	$47,933

Net income (loss)					6,218			6,218	35	6,253
Other comprehensive income (loss)							131	131		131
Preferred stock dividends(b)					(267)			(267)		(267)
Common stock dividends ($1.16 per share)					(1,950)			(1,950)		(1,950)
Issuance of preferred stock		993						993		993
Redemption of preferred stock		(1,075)			(10)			(1,085)		(1,085)
Issuance of common and treasury stock	8			(138)		300		162		162
Purchase of treasury stock	(49)					(2,622)		(2,622)		(2,622)
Distributions to noncontrolling interests								–	(47)	(47)
Net other changes in noncontrolling interests								–	3	3
Stock option and restricted stock grants				162				162		162

Balance December 31, 2017	1,656	$5,419	$21	$8,464	$54,142	$(17,602)	$(1,404)	$49,040	$626	$49,666

Changes in accounting principles(c)					299		(300)	(1)		(1)
Net income (loss)					7,096			7,096	28	7,124
Other comprehensive income (loss)							(618)	(618)		(618)
Preferred stock dividends(d)					(282)			(282)		(282)
Common stock dividends ($1.34 per share)					(2,190)			(2,190)		(2,190)
Issuance of preferred stock		565						565		565
Issuance of common and treasury stock	6			(167)		258		91		91
Purchase of treasury stock	(54)					(2,844)		(2,844)		(2,844)
Distributions to noncontrolling interests								–	(31)	(31)
Net other changes in noncontrolling interests								–	5	5
Stock option and restricted stock grants				172				172		172

Balance December 31, 2018	1,608	$5,984	$21	$8,469	$59,065	$(20,188)	$(2,322)	$51,029	$628	$51,657
(a)

Reflects dividends declared per share on the Company’s Series A, Series B, Series F, Series G, Series H and Series I Non-Cumulative Perpetual Preferred Stock of $3,558.382, $889.58, $1,625.00, $1,500.00, $1,287.52 and $1,281.25, respectively.

(b)

Reflects dividends declared per share on the Company’s Series A, Series B, Series F, Series G, Series H, Series I and Series J Non-Cumulative Perpetual Preferred Stock of $3,548.61, $887.15, $1,625.00, $375.00, $1,287.52, $1,281.25 and $890.69, respectively.

(c)

Reflects the adoption of new accounting guidance on January 1, 2018 to reclassify the impact of the reduced federal statutory rate for corporations included in 2017 tax reform legislation from accumulated other comprehensive income to retained earnings.

(d)

Reflects dividends declared per share on the Company’s Series A, Series B, Series F, Series H, Series I, Series J and Series K Non-Cumulative Perpetual Preferred Stock of $3,548.61, $887.15, $1,625.00, $1,287.52, $1,281.25, $1,325.00 and $576.74, respectively.

See Notes to Consolidated Financial Statements.

U.S. Bancorp

Consolidated Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2018	2017	2016

Operating Activities
Net income attributable to U.S. Bancorp	$7,096	$6,218	$5,888
Adjustments to reconcile net income to net cash provided by operating activities
Provision for credit losses	1,379	1,390	1,324
Depreciation and amortization of premises and equipment	306	293	291
Amortization of intangibles	161	175	179
(Gain) loss on sale of loans held for sale	(394)	(772)	(954)
(Gain) loss on sale of securities and other assets	(510)	(502)	(617)
Loans originated for sale in the secondary market, net of repayments	(29,214)	(35,743)	(42,867)
Proceeds from sales of loans held for sale	30,730	37,462	41,605
Other, net	1,010	(2,049)	487

Net cash provided by operating activities	10,564	6,472	5,336

Investing Activities
Proceeds from sales of available-for-sale investment securities	1,400	3,084	9,877
Proceeds from maturities of held-to-maturity investment securities	6,619	8,306	9,733
Proceeds from maturities of available-for-sale investment securities	11,411	13,042	14,625
Purchases of held-to-maturity investment securities	(9,793)	(9,712)	(9,171)
Purchases of available-for-sale investment securities	(10,077)	(17,860)	(29,684)
Net increase in loans outstanding	(9,234)	(8,054)	(13,383)
Proceeds from sales of loans	4,862	2,458	2,604
Purchases of loans	(3,694)	(3,040)	(2,881)
Other, net	(471)	(350)	322

Net cash used in investing activities	(8,977)	(12,126)	(17,958)

Financing Activities
Net (decrease) increase in deposits	(1,740)	12,625	34,192
Net (decrease) increase in short-term borrowings	(2,512)	2,688	(13,914)
Proceeds from issuance of long-term debt	12,078	9,434	10,715
Principal payments or redemption of long-term debt	(2,928)	(10,517)	(9,495)
Proceeds from issuance of preferred stock	565	993	–
Proceeds from issuance of common stock	86	159	355
Repurchase of preferred stock	–	(1,085)	–
Repurchase of common stock	(2,822)	(2,631)	(2,556)
Cash dividends paid on preferred stock	(274)	(284)	(267)
Cash dividends paid on common stock	(2,092)	(1,928)	(1,810)
Purchase of noncontrolling interests	–	–	(40)

Net cash provided by financing activities	361	9,454	17,180

Change in cash and due from banks	1,948	3,800	4,558
Cash and due from banks at beginning of period	19,505	15,705	11,147

Cash and due from banks at end of period	$21,453	$19,505	$15,705

Supplemental Cash Flow Disclosures
Cash paid for income taxes	$365	$555	$595
Cash paid for interest	3,056	2,086	1,591
Net noncash transfers to foreclosed property	115	163	156

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1	Significant Accounting Policies

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

Wealth Management and Investment Services Wealth Management and Investment Services provides private banking, financial advisory services, investment management, retail brokerage services, insurance, trust, custody and fund servicing through four businesses: Wealth Management, Global Corporate Trust & Custody, U.S. Bancorp Asset Management and Fund Services.

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

Trading Securities Securities held for resale are classified as trading securities and are included in other assets and reported at fair value. Changes in fair value and realized gains or losses are reported in noninterest income.

Available-for-sale Securities Debt securities that are not trading securities but may be sold before maturity in response to changes in the Company’s interest rate risk profile, funding needs, demand for collateralized deposits by public entities or other reasons. Available-for-sale securities are carried at fair value with unrealized net gains or losses reported within other comprehensive income (loss). Declines in fair value for credit-related other-than-temporary impairment, if any, are reported in noninterest income.

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

Equity Investments

Equity investments in entities where the Company has a significant influence (generally between 20 percent and 50 percent ownership), but does not control the entity, are accounted for using the equity method. Investments in limited partnerships and similarly structured limited liability companies where the Company’s ownership interest is greater than 5 percent are accounted for using the equity method. Equity investments not using the equity method are accounted for at fair value with changes in fair value and realized gains or losses reported in noninterest income, unless fair value is not readily determinable, in which case the investment is carried at cost subject to adjustments for any observable market transactions on the same or similar instruments of the investee. Most of the Company’s equity investments do not have readily determinable fair values. All equity investments are evaluated for impairment at least annually and more frequently if certain criteria are met.

Loans

The Company offers a broad array of lending products and categorizes its loan portfolio into two segments, which is the level at which it develops and documents a systematic methodology to determine the allowance for credit losses. The Company’s two loan portfolio segments are commercial lending and consumer lending. Previously, the Company categorized loans covered under loss sharing or similar credit protection agreements with the Federal Deposit Insurance Corporation (“FDIC”), along with the related indemnification asset, in a separate covered loans segment. As the majority of these loans were sold and the loss share coverage expired, any remaining balances were reclassified to be included in the loan segment they would have otherwise been included in had the loss share coverage not been in place. The Company further disaggregates its loan portfolio segments into various classes based on their underlying risk characteristics. The two classes within the commercial lending segment are commercial loans and commercial real estate loans. The three classes within the consumer lending segment are residential mortgages, credit card loans and other retail loans.

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

Allowance for Credit Losses The allowance for credit losses is established for probable and estimable losses incurred in the Company’s loan and lease portfolio, including unfunded credit commitments. The allowance for credit losses is increased through provisions charged to earnings and reduced by net charge-offs. Management evaluates the adequacy of the allowance for incurred losses on a quarterly basis.

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

ATM Processing Services Revenue from ATM transaction processing and settlement services is recognized at the time the services are performed. Certain payments to partners and card associations are also recorded within ATM processing services revenue as services are provided. The Company records ATM processing services revenue within the Consumer and Business Banking line of business.

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

Pensions For purposes of its pension plans, the Company utilizes its fiscal year-end as the measurement date. At the measurement date, plan assets are determined based on fair value, generally representing observable market prices or the net asset value provided by the funds’ trustee or administrator. The actuarial cost method used to compute the pension liabilities and related expense is the projected unit credit method. The projected benefit obligation is principally determined based on the present value of projected benefit distributions at an assumed discount rate. The discount rate utilized is based on the investment yield of high quality corporate bonds available in the marketplace with maturities equal to projected cash flows of future benefit payments as of the measurement date. Periodic pension expense (or income) includes service costs, interest costs based on the assumed discount rate, the expected return on plan assets based on an actuarially derived market-related value and amortization of actuarial gains and losses. Service cost is included in employee benefits expense on the Consolidated Statement of Income, with all other components of periodic pension expense included in other noninterest expense on the Consolidated Statement of Income. Pension accounting reflects the long-term nature of benefit obligations and the investment horizon of plan assets, and can have the effect of reducing earnings volatility related to short-term changes in interest rates and market valuations. Actuarial gains and losses include the impact of plan amendments and various unrecognized gains and losses which are deferred and amortized over the future service periods of active employees. The market-related value utilized to determine the expected return on plan assets is based on fair value adjusted for the difference between expected returns and actual performance of plan assets. The unrealized difference between actual experience and expected returns is included in expense over a period of approximately fifteen years. The overfunded or underfunded status of the plans is recorded as an asset or liability on the Consolidated Balance Sheet, with changes in that status recognized through other comprehensive income (loss).

Premises and Equipment Premises and equipment are stated at cost less accumulated depreciation and depreciated primarily on a straight-line basis over the estimated life of the assets. Estimated useful lives range up to 40 years for newly constructed buildings and from 3 to 25 years for furniture and equipment.

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

Revenue Recognition Effective January 1, 2018, the Company adopted accounting guidance, issued by the Financial Accounting Standards Board (“FASB”) in May 2014, clarifying the principles for recognizing revenue from certain contracts with customers. The guidance does not apply to revenue associated with financial instruments, such as loans and securities. The adoption of this guidance was not material to the Company’s financial statements.

Financial Instruments—Hedge Accounting Effective January 1, 2018, the Company adopted accounting guidance, issued by the FASB in August 2017, related to hedge accounting. This guidance makes targeted changes to the hedge accounting model to simplify the application of hedge accounting and more closely align financial reporting to an entity’s risk management activities. This guidance expands risk management strategies that qualify for hedge accounting, simplifies certain effectiveness assessment requirements, eliminates separate reporting of ineffectiveness and changes certain presentation and disclosure requirements for hedge accounting activities. Upon adoption, the Company elected to apply the guidance to existing fair value hedges. The Company also elected upon adoption to transfer $1.5 billion of its fixed rate residential agency mortgage-backed securities from the held-to-maturity to available-for-sale category. The adoption of this guidance was not material to the Company’s financial statements.

Income Taxes Effective January 1, 2018, the Company adopted accounting guidance, issued by the FASB in February 2018, which allows entities to reclassify from accumulated other comprehensive income to retained earnings, the impact of the reduced federal statutory tax rate for corporations included in the Tax Cuts and Jobs Act (“tax reform”) enacted by Congress in late 2017. Upon adoption, the Company increased retained earnings and reduced accumulated other comprehensive income by $300 million. After adoption, the income tax effect on items included in accumulated other comprehensive income is consistent with the related deferred tax balances, and the income tax effect will be released from accumulated other comprehensive income and the related deferred tax balances when the applicable tax differences reverse.

Accounting for Leases Effective January 1, 2019, the Company adopted accounting guidance, issued by the FASB in February 2016, related to the accounting for leases. This guidance requires lessees to recognize all leases on the Consolidated Balance Sheet as lease assets and lease liabilities based primarily on the present value of future lease payments. Lessor accounting is largely unchanged. The Company recognized approximately $1.3 billion of lease assets and related liabilities on its Consolidated Balance Sheet at the adoption date. The adoption of this guidance will not be material to the Company’s Consolidated Statement of Income.

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
Banks

Banking regulators require bank subsidiaries to maintain minimum average reserve balances, either in the form of vault cash or reserve balances held with central banks or other financial institutions. The amount of required reserve balances were approximately $3.1 billion at December 31, 2018 and 2017, and primarily represent those required to be held at the Federal Reserve Bank. In addition to vault cash, the Company held balances at the Federal Reserve Bank and other financial institutions of $7.5 billion and $2.4 billion at December 31, 2018 and 2017, respectively, to meet these requirements. These balances are included in cash and due from banks on the Consolidated Balance Sheet.

NOTE 4	Investment Securities

The Company’s held-to-maturity investment securities are carried at historical cost, adjusted for amortization of premiums and accretion of discounts and credit-related other-than-temporary impairment. The Company’s available-for-sale investment securities are carried at fair value with unrealized net gains or losses reported within accumulated other comprehensive income (loss) in shareholders’ equity.

The amortized cost, other-than-temporary impairment recorded in other comprehensive income (loss), gross unrealized holding gains and losses, and fair value of held-to-maturity and available-for-sale investment securities at December 31 were as follows:

	2018					2017
			Unrealized Losses					Unrealized Losses
(Dollars in Millions)	Amortized Cost	Unrealized Gains	Other-than- Temporary(a)	Other(b)	Fair Value	Amortized Cost	Unrealized Gains	Other-than- Temporary(a)	Other(b)	Fair Value
Held-to-maturity
U.S. Treasury and agencies	$5,102	$2	$–	$(143)	$4,961	$5,181	$5	$–	$(120)	$5,066
Residential agency mortgage-backed securities	40,920	45	–	(994)	39,971	39,150	48	–	(579)	38,619
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	–	1	–	–	1	–	4	–	–	4
Other	5	2	–	–	7	6	2	–	–	8
Obligations of state and political subdivisions	6	1	–	–	7	6	1	–	–	7
Obligations of foreign governments	9	–	–	–	9	7	–	–	–	7
Other	8	–	–	–	8	12	–	–	–	12
Total held-to-maturity	$46,050	$51	$–	$(1,137)	$44,964	$44,362	$60	$–	$(699)	$43,723
Available-for-sale
U.S. Treasury and agencies	$19,604	$11	$–	$(358)	$19,257	$23,586	$3	$–	$(288)	$23,301
Mortgage-backed securities
Residential agency	40,542	120	–	(910)	39,752	38,450	152	–	(571)	38,031
Commercial agency	2	–	–	–	2	6	–	–	–	6
Other asset-backed securities	397	6	–	–	403	413	6	–	–	419
Obligations of state and political subdivisions	6,836	37	–	(172)	6,701	6,240	147	–	(29)	6,358
Other	–	–	–	–	–	22	–	–	–	22
Total available-for-sale	$67,381	$174	$–	$(1,440)	$66,115	$68,717	$308	$–	$(888)	$68,137
(a)	Represents impairment not related to credit for those investment securities that have been determined to be other-than-temporarily impaired.
(b)	Represents unrealized losses on investment securities that have not been determined to be other-than-temporarily impaired.

The weighted-average maturity of the available-for-sale investment securities was 5.4 years at December 31, 2018, compared with 5.1 years at December 31, 2017. The corresponding weighted-average yields were 2.57 percent and 2.25 percent, respectively. The weighted-average maturity of the held-to-maturity investment securities was 5.2 years at December 31, 2018 and 4.7 years at December 31, 2017. The corresponding weighted-average yields were 2.46 percent and 2.14 percent, respectively.

For amortized cost, fair value and yield by maturity date of held-to-maturity and available-for-sale investment securities outstanding at December 31, 2018, refer to Table 13 included in

Management’s Discussion and Analysis, which is incorporated by reference into these Notes to Consolidated Financial Statements.

Investment securities with a fair value of $10.9 billion at December 31, 2018, and $12.8 billion at December 31, 2017, were pledged to secure public, private and trust deposits, repurchase agreements and for other purposes required by contractual obligation or law. Included in these amounts were securities where the Company and certain counterparties have agreements granting the counterparties the right to sell or pledge the securities. Investment securities securing these types of arrangements had a fair value of $2.1 billion at December 31, 2018, and $689 million at December 31, 2017.

The following table provides information about the amount of interest income from taxable and non-taxable investment securities:

Year Ended December 31 (Dollars in Millions)	2018	2017	2016
Taxable	$2,396	$2,043	$1,878
Non-taxable	220	189	200
Total interest income from investment securities	$2,616	$2,232	$2,078

The following table provides information about the amount of gross gains and losses realized through the sales of available-for-sale investment securities:

Year Ended December 31 (Dollars in Millions)	2018	2017	2016
Realized gains	$30	$75	$93
Realized losses	–	(18)	(66)
Net realized gains (losses)	$30	$57	$27
Income tax (benefit) on net realized gains (losses)	$7	$22	$10

The Company conducts a regular assessment of its investment securities with unrealized losses to determine whether investment securities are other-than-temporarily impaired considering, among other factors, the nature of the investment securities, the credit ratings or financial condition of the issuer, the extent and duration of the unrealized loss, expected cash flows of underlying collateral, the existence of any government or agency guarantees, market conditions and whether the Company intends to sell or it is more likely than not the Company will be required to sell the investment securities. The Company determines other-than-temporary impairment recorded in earnings for investment securities not intended to be sold by estimating the future cash flows of each individual investment security, using market information where available, and discounting the cash flows at the original effective rate of the investment security. Other-than-temporary impairment recorded in other comprehensive income (loss) is measured as the difference between that discounted amount and the fair value of each investment security. The total amount of other-than-temporary impairment recorded was immaterial for the years ended December 31, 2018, 2017 and 2016.

At December 31, 2018, certain investment securities had a fair value below amortized cost. The following table shows the gross unrealized losses and fair value of the Company’s investment securities with unrealized losses, aggregated by investment category and length of time the individual investment securities have been in continuous unrealized loss positions, at December 31, 2018:

	Less Than 12 Months		12 Months or Greater		Total
(Dollars in Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Held-to-maturity
U.S. Treasury and agencies	$182	$(1)	$4,639	$(142)	$4,821	$(143)
Residential agency mortgage-backed securities	7,878	(83)	25,570	(911)	33,448	(994)
Other asset-backed securities	—	—	2	—	2	—
Obligations of foreign governments	1	—	—	—	1	—
Other	—	—	8	—	8	—
Total held-to-maturity	$8,061	$(84)	$30,219	$(1,053)	$38,280	$(1,137)
Available-for-sale
U.S. Treasury and agencies	$118	$—	$17,828	$(358)	$17,946	$(358)
Residential agency mortgage-backed securities	6,269	(45)	23,694	(865)	29,963	(910)
Commercial agency mortgage-backed securities	2	—	—	—	2	—
Obligations of state and political subdivisions	2,623	(60)	1,363	(112)	3,986	(172)
Total available-for-sale	$9,012	$(105)	$42,885	$(1,335)	$51,897	$(1,440)

The Company does not consider these unrealized losses to be credit-related. These unrealized losses primarily relate to changes in interest rates and market spreads subsequent to purchase. A substantial portion of investment securities that have unrealized losses are either U.S. Treasury and agencies, agency mortgage-backed or state and political securities. In general, the issuers of the investment securities are contractually prohibited from prepayment at less than par, and the Company did not pay significant purchase premiums for these investment securities. At December 31, 2018, the Company had no plans to sell investment securities with unrealized losses, and believes it is more likely than not it would not be required to sell such investment securities before recovery of their amortized cost.

NOTE 5	Loans and Allowance for Credit Losses

The composition of the loan portfolio at December 31, disaggregated by class and underlying specific portfolio type, was as follows:

(Dollars in Millions)	2018	2017

Commercial
Commercial	$96,849	$91,958
Lease financing	5,595	5,603

Total commercial	102,444	97,561

Commercial Real Estate
Commercial mortgages	28,596	29,367
Construction and development	10,943	11,096

Total commercial real estate	39,539	40,463

Residential Mortgages
Residential mortgages	53,034	46,685
Home equity loans, first liens	12,000	13,098

Total residential mortgages	65,034	59,783

Credit Card	23,363	22,180

Other Retail
Retail leasing	8,546	7,988
Home equity and second mortgages	16,122	16,327
Revolving credit	3,088	3,183
Installment	9,676	8,989
Automobile	18,719	18,934
Student(a)	279	1,903

Total other retail	56,430	57,324

Covered Loans(b)	—	3,121

Total loans	$286,810	$280,432
(a)	During 2018, the Company sold all of its federally guaranteed student loans.
(b)

During 2018, the majority of the Company’s covered loans were sold and the loss share coverage expired. As of December 31, 2018, any remaining loan balances were reclassified to be included in their respective portfolio category.

The Company had loans of $88.7 billion at December 31, 2018, and $83.3 billion at December 31, 2017, pledged at the Federal Home Loan Bank, and loans of $70.1 billion at December 31, 2018, and $68.0 billion at December 31, 2017, pledged at the Federal Reserve Bank.

The majority of the Company’s loans are to borrowers in the states in which it has Consumer and Business Banking offices. Collateral for commercial loans may include marketable securities, accounts receivable, inventory, equipment and real estate. For details of the Company’s commercial portfolio by industry group and geography as of December 31, 2018 and 2017, see Table 7 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

For detail of the Company’s commercial real estate portfolio by property type and geography as of December 31, 2018 and 2017, see Table 8 included in Management’s Discussion and

Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements. Collateral for such loans may include the related property, marketable securities, accounts receivable, inventory and equipment.

Originated loans are reported at the principal amount outstanding, net of unearned interest and deferred fees and costs, and any partial charge-offs recorded. Net unearned interest and deferred fees and costs amounted to $872 million at December 31, 2018, and $830 million at December 31, 2017. All purchased loans are recorded at fair value at the date of purchase. The Company evaluates purchased loans for impairment at the date of purchase in accordance with applicable authoritative accounting guidance. Purchased loans with evidence of credit deterioration since origination for which it is probable that all contractually required payments will not be collected are considered “purchased impaired loans.” All other purchased loans are considered “purchased nonimpaired loans.”

Allowance for Credit Losses The allowance for credit losses is established for probable and estimable losses incurred in the Company’s loan and lease portfolio, including unfunded credit commitments, and includes certain amounts that do not represent loss exposure to the Company because those losses are recoverable under loss sharing agreements with the FDIC.

Activity in the allowance for credit losses by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Covered Loans	Total Loans
Balance at December 31, 2017	$1,372	$831	$449	$1,056	$678	$31	$4,417
Add
Provision for credit losses	333	(50)	23	892	211	(30)	1,379
Deduct
Loans charged-off	350	9	48	970	383	–	1,760
Less recoveries of loans charged-off	(99)	(28)	(31)	(124)	(124)	–	(406)

Net loans charged-off	251	(19)	17	846	259	–	1,354
Other changes(a)	–	–	–	–	–	(1)	(1)

Balance at December 31, 2018	$1,454	$800	$455	$1,102	$630	$–	$4,441

Balance at December 31, 2016	$1,450	$812	$510	$934	$617	$34	$4,357
Add
Provision for credit losses	186	19	(24)	908	304	(3)	1,390
Deduct
Loans charged-off	414	30	65	887	355	–	1,751
Less recoveries of loans charged-off	(150)	(30)	(28)	(101)	(112)	–	(421)

Net loans charged-off	264	–	37	786	243	–	1,330

Balance at December 31, 2017	$1,372	$831	$449	$1,056	$678	$31	$4,417

Balance at December 31, 2015	$1,287	$724	$631	$883	$743	$38	$4,306
Add
Provision for credit losses	488	75	(61)	728	95	(1)	1,324
Deduct
Loans charged-off	417	22	85	759	332	–	1,615
Less recoveries of loans charged-off	(92)	(35)	(25)	(83)	(111)	–	(346)

Net loans charged-off	325	(13)	60	676	221	–	1,269
Other changes(a)	–	–	–	(1)	–	(3)	(4)

Balance at December 31, 2016	$1,450	$812	$510	$934	$617	$34	$4,357
(a)

Includes net changes in credit losses to be reimbursed by the FDIC and reductions in the allowance for covered loans where the reversal of a previously recorded allowance was offset by an associated decrease in the indemnification asset, and the impact of any loan sales.

Additional detail of the allowance for credit losses by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Covered Loans	Total Loans

Allowance Balance at December 31, 2018 Related to
Loans individually evaluated for impairment(a)	$16	$8	$–	$–	$–	$–	$24
TDRs collectively evaluated for impairment	15	3	126	69	12	–	225
Other loans collectively evaluated for impairment	1,423	788	314	1,033	618	–	4,176
Loans acquired with deteriorated credit quality	–	1	15	–	–	–	16

Total allowance for credit losses	$1,454	$800	$455	$1,102	$630	$–	$4,441

Allowance Balance at December 31, 2017 Related to
Loans individually evaluated for impairment(a)	$23	$4	$–	$–	$–	$–	$27
TDRs collectively evaluated for impairment	14	4	139	60	19	1	237
Other loans collectively evaluated for impairment	1,335	818	310	996	659	–	4,118
Loans acquired with deteriorated credit quality	–	5	–	–	–	30	35

Total allowance for credit losses	$1,372	$831	$449	$1,056	$678	$31	$4,417
(a)	Represents the allowance for credit losses related to loans greater than $5 million classified as nonperforming or TDRs.

Additional detail of loan balances by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Covered Loans(b)	Total Loans

December 31, 2018
Loans individually evaluated for impairment(a)	$262	$86	$–	$–	$–	$–	$348
TDRs collectively evaluated for impairment	151	129	3,252	245	183	–	3,960
Other loans collectively evaluated for impairment	102,031	39,297	61,465	23,118	56,247	–	282,158
Loans acquired with deteriorated credit quality	–	27	317	–	–	–	344

Total loans	$102,444	$39,539	$65,034	$23,363	$56,430	$–	$286,810

December 31, 2017
Loans individually evaluated for impairment(a)	$337	$71	$–	$–	$–	$–	$408
TDRs collectively evaluated for impairment	148	145	3,524	230	186	36	4,269
Other loans collectively evaluated for impairment	97,076	40,174	56,258	21,950	57,138	1,073	273,669
Loans acquired with deteriorated credit quality	–	73	1	–	–	2,012	2,086

Total loans	$97,561	$40,463	$59,783	$22,180	$57,324	$3,121	$280,432
(a)	Represents loans greater than $5 million classified as nonperforming or TDRs.
(b)	Includes expected reimbursements from the FDIC under loss sharing agreements.

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

The following table provides a summary of loans by portfolio class, including the delinquency status of those that continue to accrue interest, and those that are nonperforming:

	Accruing
(Dollars in Millions)	Current	30-89 Days Past Due	90 Days or More Past Due	Nonperforming	Total

December 31, 2018
Commercial	$101,844	$322	$69	$209	$102,444
Commercial real estate	39,354	70	–	115	39,539
Residential mortgages(a)	64,443	181	114	296	65,034
Credit card	22,746	324	293	–	23,363
Other retail	55,722	403	108	197	56,430

Total loans	$284,109	$1,300	$584	$817	$286,810

December 31, 2017
Commercial	$97,005	$250	$57	$249	$97,561
Commercial real estate	40,279	36	6	142	40,463
Residential mortgages(a)	59,013	198	130	442	59,783
Credit card	21,593	302	284	1	22,180
Other retail	56,685	376	95	168	57,324
Covered loans	2,917	50	148	6	3,121

Total loans	$277,492	$1,212	$720	$1,008	$280,432
(a)

At December 31, 2018, $430 million of loans 30–89 days past due and $1.7 billion of loans 90 days or more past due purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs, were classified as current, compared with $385 million and $1.9 billion at December 31, 2017, respectively.

Total nonperforming assets include nonaccrual loans, restructured loans not performing in accordance with modified terms, other real estate and other nonperforming assets owned by the Company. For details of the Company’s nonperforming assets as of December 31, 2018 and 2017, see Table 16 included in Management’s Discussion and Analysis which is incorporated by reference into these Notes to Consolidated Financial Statements.

At December 31, 2018, the amount of foreclosed residential real estate held by the Company, and included in OREO, was $106 million, compared with $156 million at December 31, 2017. These amounts exclude $235 million and $267 million at

December 31, 2018 and 2017, respectively, of foreclosed residential real estate related to mortgage loans whose payments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs. In addition, the amount of residential mortgage loans secured by residential real estate in the process of foreclosure at December 31, 2018 and 2017, was $1.5 billion and $1.7 billion, respectively, of which $1.2 billion and $1.3 billion, respectively, related to loans purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

The following table provides a summary of loans by portfolio class and the Company’s internal credit quality rating:

		Criticized
(Dollars in Millions)	Pass	Special Mention	Classified(a)	Total Criticized	Total

December 31, 2018
Commercial	$100,014	$1,149	$1,281	$2,430	$102,444
Commercial real estate	38,473	584	482	1,066	39,539
Residential mortgages(b)	64,570	1	463	464	65,034
Credit card	23,070	–	293	293	23,363
Other retail	56,101	6	323	329	56,430

Total loans	$282,228	$1,740	$2,842	$4,582	$286,810

Total outstanding commitments	$600,407	$2,801	$3,448	$6,249	$606,656

December 31, 2017
Commercial	$95,297	$1,130	$1,134	$2,264	$97,561
Commercial real estate	39,162	648	653	1,301	40,463
Residential mortgages(b)	59,141	16	626	642	59,783
Credit card	21,895	–	285	285	22,180
Other retail	57,009	6	309	315	57,324
Covered loans	3,072	–	49	49	3,121

Total loans	$275,576	$1,800	$3,056	$4,856	$280,432

Total outstanding commitments	$584,072	$3,142	$3,987	$7,129	$591,201
(a)	Classified rating on consumer loans primarily based on delinquency status.
(b)

At December 31, 2018, $1.7 billion of GNMA loans 90 days or more past due and $1.6 billion of restructured GNMA loans whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs were classified with a pass rating, compared with $1.9 billion and $1.7 billion at December 31, 2017, respectively.

For all loan classes, a loan is considered to be impaired when, based on current events or information, it is probable the Company will be unable to collect all amounts due per the contractual terms of the loan agreement. A summary of impaired loans, which include all nonaccrual and TDR loans, by portfolio class was as follows:

(Dollars in Millions)	Period-end Recorded Investment(a)	Unpaid Principal Balance	Valuation Allowance	Commitments to Lend Additional Funds

December 31, 2018
Commercial	$467	$1,006	$32	$106
Commercial real estate	279	511	12	2
Residential mortgages	1,709	1,879	86	–
Credit card	245	245	69	–
Other retail	335	418	14	5

Total loans, excluding loans purchased from GNMA mortgage pools	3,035	4,059	213	113
Loans purchased from GNMA mortgage pools	1,639	1,639	41	–

Total	$4,674	$5,698	$254	$113

December 31, 2017
Commercial	$550	$915	$44	$199
Commercial real estate	280	596	11	–
Residential mortgages	1,946	2,339	116	1
Credit card	230	230	60	–
Other retail	302	400	22	4
Covered loans	38	44	1	–

Total loans, excluding loans purchased from GNMA mortgage pools	3,346	4,524	254	204
Loans purchased from GNMA mortgage pools	1,681	1,681	25	–

Total	$5,027	$6,205	$279	$204
(a)

Substantially all loans classified as impaired at December 31, 2018 and 2017, had an associated allowance for credit losses. The total amount of interest income recognized during 2018 on loans classified as impaired at December 31, 2018, excluding those acquired with deteriorated credit quality, was $164 million, compared to what would have been recognized at the original contractual terms of the loans of $226 million.

Additional information on impaired loans for the years ended December 31 follows:

(Dollars in Millions)	Average Recorded Investment	Interest Income Recognized

2018
Commercial	$497	$8
Commercial real estate	273	13
Residential mortgages	1,817	76
Credit card	236	3
Other retail	309	16
Covered loans	25	1

Total loans, excluding loans purchased from GNMA mortgage pools	3,157	117
Loans purchased from GNMA mortgage pools	1,640	47

Total	$4,797	$164

2017
Commercial	$683	$7
Commercial real estate	273	11
Residential mortgages	2,135	103
Credit card	229	3
Other retail	287	14
Covered loans	37	1

Total loans, excluding loans purchased from GNMA mortgage pools	3,644	139
Loans purchased from GNMA mortgage pools	1,672	65

Total	$5,316	$204

2016
Commercial	$799	$9
Commercial real estate	324	15
Residential mortgages	2,422	124
Credit card	214	4
Other retail	293	13
Covered loans	38	1

Total loans, excluding loans purchased from GNMA mortgage pools	4,090	166
Loans purchased from GNMA mortgage pools	1,620	71

Total	$5,710	$237

Troubled Debt Restructurings In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. The following table provides a summary of loans modified as TDRs for the years ended December 31, by portfolio class:

(Dollars in Millions)	Number of Loans	Pre-Modification Outstanding Loan Balance	Post-Modification Outstanding Loan Balance

2018
Commercial	2,824	$336	$311
Commercial real estate	127	168	169
Residential mortgages	526	73	69
Credit card	33,318	169	171
Other retail	2,462	58	55
Covered loans	3	1	1

Total loans, excluding loans purchased from GNMA mortgage pools	39,260	805	776
Loans purchased from GNMA mortgage pools	6,268	821	803

Total loans	45,528	$1,626	$1,579

2017
Commercial	2,758	$380	$328
Commercial real estate	128	82	78
Residential mortgages	800	90	88
Credit card	33,615	161	162
Other retail	3,881	79	68
Covered loans	11	2	2

Total loans, excluding loans purchased from GNMA mortgage pools	41,193	794	726
Loans purchased from GNMA mortgage pools	6,791	881	867

Total loans	47,984	$1,675	$1,593

2016
Commercial	2,352	$844	$699
Commercial real estate	102	259	256
Residential mortgages	1,576	168	178
Credit card	31,394	151	153
Other retail	2,235	41	40
Covered loans	39	6	7

Total loans, excluding loans purchased from GNMA mortgage pools	37,698	1,469	1,333
Loans purchased from GNMA mortgage pools	11,260	1,274	1,267

Total loans	48,958	$2,743	$2,600

Residential mortgages, home equity and second mortgages, and loans purchased from GNMA mortgage pools in the table above include trial period arrangements offered to customers during the periods presented. The post-modification balances for these loans reflect the current outstanding balance until a permanent modification is made. In addition, the post-modification balances typically include capitalization of unpaid accrued interest and/or fees under the various modification programs. For those loans modified as TDRs during the fourth quarter of 2018, at December 31, 2018, 51 residential mortgages, 34 home equity and second mortgage loans and 1,022 loans purchased from GNMA mortgage pools with outstanding balances of $10 million, $2 million and $133 million, respectively, were in a trial period and have estimated post-modification balances of $10 million, $3 million and $133 million, respectively, assuming permanent modification occurs at the end of the trial period.

The following table provides a summary of TDR loans that defaulted (fully or partially charged-off or became 90 days or more past due) for the years ended December 31, that were modified as TDRs within 12 months previous to default:

(Dollars in Millions)	Number of Loans	Amount Defaulted

2018
Commercial	836	$71
Commercial real estate	39	15
Residential mortgages	191	18
Credit card	8,012	35
Other retail	334	5
Covered loans	1	–

Total loans, excluding loans purchased from GNMA mortgage pools	9,413	144
Loans purchased from GNMA mortgage pools	1,447	187

Total loans	10,860	$331

2017
Commercial	724	$53
Commercial real estate	36	9
Residential mortgages	374	41
Credit card	8,372	36
Other retail	415	5
Covered loans	4	–

Total loans, excluding loans purchased from GNMA mortgage pools	9,925	144
Loans purchased from GNMA mortgage pools	1,369	177

Total loans	11,294	$321

2016
Commercial	531	$24
Commercial real estate	27	12
Residential mortgages	132	17
Credit card	6,827	30
Other retail	434	9
Covered loans	4	1

Total loans, excluding loans purchased from GNMA mortgage pools	7,955	93
Loans purchased from GNMA mortgage pools	202	25

Total loans	8,157	$118

In addition to the defaults in the table above, the Company had a total of 1,034 residential mortgage loans, home equity and second mortgage loans and loans purchased from GNMA mortgage pools for the year ended December 31, 2018, where borrowers did not successfully complete the trial period arrangement and, therefore, are no longer eligible for a permanent modification under the applicable modification program. These loans had aggregate outstanding balances of $98 million for the year ended December 31, 2018.

NOTE 6	Leases

The components of the net investment in sales-type and direct financing leases at December 31 were as follows:

(Dollars in Millions)	2018	2017
Aggregate future minimum lease payments to be received	$13,222	$12,709
Unguaranteed residual values accruing to the lessor’s benefit	1,877	1,731
Unearned income	(1,272)	(1,205)
Initial direct costs	257	274

Total net investment in sales-type and direct financing leases(a)	$14,084	$13,509
(a)	The accumulated allowance for uncollectible minimum lease payments was $90 million and $94 million at December 31, 2018 and 2017, respectively.

The minimum future lease payments to be received from sales-type and direct financing leases were as follows at December 31, 2018:

(Dollars in Millions)
2019	$4,264
2020	4,146
2021	2,777
2022	1,177
2023	335
Thereafter	523

NOTE 7	Accounting for Transfers and Servicing of Financial Assets and Variable Interest
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

The Company also provides financial support primarily through the use of waivers of trust and investment management fees associated with various unconsolidated registered money market funds it manages. The Company provided $25 million, $23 million and $45 million of support to the funds during the years ended December 31, 2018, 2017 and 2016, respectively.

The Company is involved in various entities that are considered to be VIEs. The Company’s investments in VIEs are primarily related to investments promoting affordable housing, community development and renewable energy sources. Some of these tax-advantaged investments support the Company’s regulatory compliance with the Community Reinvestment Act. The Company’s investments in these entities generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. These tax credits are recognized as a reduction of tax expense or, for investments qualifying as investment tax credits, as a reduction to the related investment asset. The Company recognized federal and state income tax credits related to its affordable housing and other tax-advantaged investments in tax expense of $689 million, $711 million and $698 million for the years ended December 31, 2018, 2017 and 2016, respectively. The Company also recognized $639 million, $1.5 billion and $1.4 billion of investment tax credits for the years ended December 31, 2018, 2017 and 2016, respectively. The Company recognized $604 million, $741 million and $672 million of expenses related to all of these investments for the years ended December 31, 2018, 2017 and 2016, respectively, of which $275 million, $317 million and $251 million, respectively, were included in tax expense and the remaining amounts were included in noninterest expense.

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

The following table provides a summary of investments in community development and tax-advantaged VIEs that the Company has not consolidated:

At December 31 (Dollars in Millions)	2018	2017
Investment carrying amount	$5,823	$5,660
Unfunded capital and other commitments	2,778	2,770
Maximum exposure to loss	12,360	12,120

The Company also has noncontrolling financial investments in private investment funds and partnerships considered to be VIEs, which are not consolidated. The Company’s recorded investment in these entities, carried in other assets on the Consolidated Balance Sheet, was approximately $27 million at December 31, 2018 and $30 million at December 31, 2017. The maximum exposure to loss related to these VIEs was $52 million at December 31, 2018 and $51 million at December 31, 2017, representing the Company’s investment balance and its unfunded commitments to invest additional amounts.

The Company’s individual net investments in unconsolidated VIEs, which exclude any unfunded capital commitments, ranged from less than $1 million to $95 million at December 31, 2018, compared with less than $1 million to $56 million at December 31, 2017.

The Company is required to consolidate VIEs in which it has concluded it has a controlling financial interest. The Company sponsors entities to which it transfers its interests in tax-advantaged investments to third parties. At December 31, 2018, approximately $3.9 billion of the Company’s assets and $2.7 billion of its liabilities included on the Consolidated Balance Sheet were related to community development and tax-advantaged investment VIEs which the Company has consolidated, primarily related to these transfers. These amounts compared to $3.5 billion and $2.5 billion, respectively, at December 31, 2017. The majority of the assets of these consolidated VIEs are reported in other assets, and the liabilities are reported in long-term debt and other liabilities. The assets of a particular VIE are the primary source of funds to settle its obligations. The creditors of the VIEs do not have recourse to the general credit of the Company. The Company’s exposure to the consolidated VIEs is generally limited to the carrying value of its variable interests plus any related tax credits previously recognized or transferred to others with a guarantee.

The Company also sponsors a conduit to which it previously transferred high-grade investment securities. The Company consolidates the conduit because of its ability to manage the activities of the conduit. At December 31, 2018, $14 million of the held-to-maturity investment securities on the Company’s Consolidated Balance Sheet were related to the conduit, compared with $18 million at December 31, 2017.

In addition, the Company sponsors a municipal bond securities tender option bond program. The Company controls the activities of the program’s entities, is entitled to the residual returns and provides liquidity and remarketing arrangements to the program. As a result, the Company has consolidated the program’s entities. At December 31, 2018, $2.4 billion of available-for-sale investment securities and $2.3 billion of short-term borrowings on the Consolidated Balance Sheet were related to the tender option bond program, compared with $2.5 billion of available-for-sale investment securities and $2.3 billion of short-term borrowings at December 31, 2017.

NOTE 8	Premises and Equipment

Premises and equipment at December 31 consisted of the following:

(Dollars in Millions)	2018	2017
Land	$515	$520
Buildings and improvements	3,481	3,425
Furniture, fixtures and equipment	3,110	2,951
Capitalized building and equipment leases	121	130
Construction in progress	20	35

	7,247	7,061
Less accumulated depreciation and amortization	(4,790)	(4,629)

Total	$2,457	$2,432

NOTE 9	Mortgage Servicing Rights

The Company capitalizes MSRs as separate assets when loans are sold and servicing is retained. MSRs may also be purchased from others. The Company carries MSRs at fair value, with changes in the fair value recorded in earnings during the period in which they occur. The Company serviced $231.5 billion of residential mortgage loans for others at December 31, 2018, and $234.7 billion at December 31, 2017, including subserviced mortgages with no corresponding MSR asset. Included in mortgage banking revenue are the MSR fair value changes arising from market rate and model assumption changes, net of the value change in derivatives used to economically hedge MSRs. These changes resulted in net gains of $47 million, $15 million and $7 million for the years ended December 31, 2018, 2017 and 2016, respectively. Loan servicing and ancillary fees, not including valuation changes, included in mortgage banking revenue were $746 million, $746 million and $750 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Changes in fair value of capitalized MSRs for the years ended December 31, are summarized as follows:

(Dollars in Millions)	2018	2017	2016
Balance at beginning of period	$2,645	$2,591	$2,512
Rights purchased	8	13	43
Rights capitalized	397	445	524
Rights sold	(27)	–	–
Changes in fair value of MSRs
Due to fluctuations in market interest rates(a)	98	(23)	(55)
Due to revised assumptions or models(b)	56	18	19
Other changes in fair value(c)	(386)	(399)	(452)

Balance at end of period	$2,791	$2,645	$2,591
(a)	Includes changes in MSR value associated with changes in market interest rates, including estimated prepayment rates and anticipated earnings on escrow deposits.
(b)

Includes changes in MSR value not caused by changes in market interest rates, such as changes in cost to service, ancillary income and option adjusted spread, as well as the impact of any model changes.

(c)	Primarily represents changes due to realization of expected cash flows over time (decay).

The estimated sensitivity to changes in interest rates of the fair value of the MSR portfolio and the related derivative instruments as of December 31 follows:

	2018						2017
(Dollars in Millions)	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps
MSR portfolio	$(501)	$(223)	$(105)	$92	$171	$295	$(520)	$(231)	$(109)	$95	$177	$302
Derivative instrument hedges	455	215	104	(94)	(177)	(321)	453	216	105	(96)	(184)	(336)
Net sensitivity	$(46)	$(8)	$(1)	$(2)	$(6)	$(26)	$(67)	$(15)	$(4)	$(1)	$(7)	$(34)

The fair value of MSRs and their sensitivity to changes in interest rates is influenced by the mix of the servicing portfolio and characteristics of each segment of the portfolio. The Company’s servicing portfolio consists of the distinct portfolios of government-insured mortgages, conventional mortgages and Housing Finance Agency (“HFA”) mortgages. The servicing portfolios are predominantly comprised of fixed-rate agency loans with limited adjustable-rate or jumbo mortgage loans. The HFA servicing portfolio is comprised of loans originated under state and local housing authority program guidelines which assist purchases by first-time or low- to moderate-income homebuyers through a favorable rate subsidy, down payment and/or closing cost assistance on government- and conventional-insured mortgages.

A summary of the Company’s MSRs and related characteristics by portfolio as of December 31 follows:

	2018				2017
(Dollars in Millions)	HFA	Government	Conventional(d)	Total	HFA	Government	Conventional(d)	Total
Servicing portfolio(a)	$44,384	$35,990	$148,910	$229,284	$40,737	$36,756	$155,353	$232,846
Fair value	$526	$465	$1,800	$2,791	$450	$428	$1,767	$2,645
Value (bps)(b)	119	129	121	122	110	116	114	114
Weighted-average servicing fees (bps)	34	36	27	30	35	34	27	29
Multiple (value/servicing fees)	3.45	3.63	4.52	4.11	3.17	3.38	4.24	3.86
Weighted-average note rate	4.59%	3.97%	4.06%	4.15%	4.43%	3.92%	4.02%	4.08%
Weighted-average age (in years)	3.3	4.7	4.5	4.3	3.0	4.3	4.2	4.0
Weighted-average expected prepayment (constant prepayment rate)	9.8%	11.0%	9.1%	9.5%	9.8%	11.6%	9.7%	10.0%
Weighted-average expected life (in years)	7.7	6.7	7.1	7.2	7.7	6.5	6.9	7.0
Weighted-average option adjusted spread(c)	8.6%	8.3%	7.2%	7.6%	9.9%	9.2%	7.2%	8.0%
(a)	Represents principal balance of mortgages having corresponding MSR asset.
(b)	Calculated as fair value divided by the servicing portfolio.
(c)	Option adjusted spread is the incremental spread added to the risk-free rate to reflect optionality and other risk inherent in the MSRs.
(d)	Represents loans sold primarily to GSEs.

NOTE 10	Intangible Assets

Intangible assets consisted of the following:

At December 31 (Dollars in Millions)	Estimated Life(a)	Amortization Method(b)	Balance
			2018	2017
Goodwill		(c)	$9,369	$9,434
Merchant processing contracts	6 years/8 years	SL/AC	155	89
Core deposit benefits	22 years/5 years	SL/AC	104	131
Mortgage servicing rights		(c)	2,791	2,645
Trust relationships	10 years/7 years	SL/AC	34	45
Other identified intangibles	5 years/4 years	SL/AC	308	318
Total			$12,761	$12,662
(a)

Estimated life represents the amortization period for assets subject to the straight line method and the weighted average or life of the underlying cash flows amortization period for intangibles subject to accelerated methods. If more than one amortization method is used for a category, the estimated life for each method is calculated and reported separately.

(b)	Amortization methods: SL = straight line method
AC	= accelerated methods generally based on cash flows
(c)	Goodwill is evaluated for impairment, but not amortized. Mortgage servicing rights are recorded at fair value, and are not amortized.

Aggregate amortization expense consisted of the following:

Year Ended December 31 (Dollars in Millions)	2018	2017	2016
Merchant processing contracts	$24	$24	$28
Core deposit benefits	26	30	34
Trust relationships	11	14	16
Other identified intangibles	100	107	101

Total	$161	$175	$179

The estimated amortization expense for the next five years is as follows:

(Dollars in Millions)
2019	$141
2020	113
2021	90
2022	74
2023	45

The following table reflects the changes in the carrying value of goodwill for the years ended December 31, 2018, 2017 and 2016:

(Dollars in Millions)	Corporate and Commercial Banking	Consumer and Business Banking	Wealth Management and Investment Services	Payment Services	Treasury and Corporate Support	Consolidated Company
Balance at December 31, 2015	$1,647	$3,681	$1,567	$2,466	$–	$9,361
Foreign exchange translation and other	–	–	(1)	(16)	–	(17)

Balance at December 31, 2016	$1,647	$3,681	$1,566	$2,450	$–	$9,344
Goodwill acquired	–	–	–	62	–	62
Foreign exchange translation and other	–	–	3	25	–	28

Balance at December 31, 2017	$1,647	$3,681	$1,569	$2,537	$–	$9,434
Goodwill acquired	–	–	–	105	–	105
Disposal	–	(155)	–	–	–	(155)
Foreign exchange translation and other	–	(51)	49	(13)	–	(15)

Balance at December 31, 2018	$1,647	$3,475	$1,618	$2,629	$–	$9,369

NOTE 11	Deposits

The composition of deposits at December 31 was as follows:

(Dollars in Millions)	2018	2017
Noninterest-bearing deposits	$81,811	$87,557
Interest-bearing deposits
Interest checking	73,994	74,520
Money market savings	100,396	107,973
Savings accounts	44,720	43,809
Time deposits	44,554	33,356

Total interest-bearing deposits	263,664	259,658

Total deposits	$345,475	$347,215

The maturities of time deposits outstanding at December 31, 2018 were as follows:

(Dollars in Millions)
2019	$38,272
2020	3,214
2021	1,740
2022	726
2023	598
Thereafter	4

Total	$44,554

NOTE 12	Short-Term Borrowings(a)

The following table is a summary of short-term borrowings for the last three years:

	2018		2017		2016
(Dollars in Millions)	Amount	Rate	Amount	Rate	Amount	Rate

At year-end
Federal funds purchased	$458	2.05%	$252	.77%	$447	.30%
Securities sold under agreements to repurchase	2,582	2.20	803	.61	801	.12
Commercial paper	6,940	1.35	8,303	.68	10,010	.30
Other short-term borrowings	4,159	2.68	7,293	2.13	2,705	1.00
Total	$14,139	1.92%	$16,651	1.31%	$13,963	.43%
Average for the year
Federal funds purchased	$1,070	1.70%	$528	.86%	$1,015	.30%
Securities sold under agreements to repurchase	2,279	1.87	917	.44	891	.18
Commercial paper	6,929	.94	8,236	.49	14,827	.26
Other short-term borrowings	11,512	2.27	5,341	1.90	3,173	1.67
Total	$21,790	1.78%	$15,022	1.00%	$19,906	.48%
Maximum month-end balance
Federal funds purchased	$4,532		$600		$2,487
Securities sold under agreements to repurchase	3,225		927		1,177
Commercial paper	7,846		9,950		21,441
Other short-term borrowings	16,588		7,293		6,771
(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 21 percent for 2018 and 35 percent for 2017 and 2016.

NOTE 13	Long-Term Debt

Long-term debt (debt with original maturities of more than one year) at December 31 consisted of the following:

(Dollars in Millions)	Rate Type	Rate(a)	Maturity Date	2018	2017

U.S. Bancorp (Parent Company)
Subordinated notes	Fixed	2.950%	2022	$1,300	$1,300
	Fixed	3.600%	2024	1,000	1,000
	Fixed	7.500%	2026	199	199
	Fixed	3.100%	2026	1,000	1,000
Medium-term notes	Fixed	.850% - 4.125%	2019 - 2028	12,345	11,299
	Floating	2.890% - 3.127%	2019 - 2022	500	1,000
Other(b)				(53)	(29)

Subtotal				16,291	15,769

Subsidiaries
Federal Home Loan Bank advances	Fixed	1.250% - 8.250%	2019 - 2026	307	208
	Floating	2.650% - 3.175%	2019 - 2026	4,272	5,272
Bank notes	Fixed	1.400% - 3.450%	2019 - 2025	11,600	6,200
	Floating	2.177% - 3.009%	2019 - 2058	7,864	3,810
Other(c)				1,006	1,000

Subtotal				25,049	16,490

Total				$41,340	$32,259
(a)	Weighted-average interest rates of medium-term notes, Federal Home Loan Bank advances and bank notes were 2.84 percent, 2.96 percent and 2.63 percent, respectively.
(b)	Includes debt issuance fees and unrealized gains and losses and deferred amounts relating to derivative instruments.
(c)

Includes consolidated community development and tax-advantaged investment VIEs, capitalized lease obligations, debt issuance fees, and unrealized gains and losses and deferred amounts relating to derivative instruments.

The Company has arrangements with the Federal Home Loan Bank and Federal Reserve Bank whereby the Company could have borrowed an additional $98.8 billion and $87.7 billion at December 31, 2018 and 2017, respectively, based on collateral available.

Maturities of long-term debt outstanding at December 31, 2018, were:

(Dollars in Millions)	Parent Company	Consolidated
2019	$1,497	$8,080
2020	–	6,407
2021	2,696	6,719
2022	3,793	4,082
2023	–	2,004
Thereafter	8,305	14,048

Total	$16,291	$41,340

NOTE 14	Shareholders’ Equity

At December 31, 2018 and 2017, the Company had authority to issue 4 billion shares of common stock and 50 million shares of preferred stock. The Company had 1.6 billion and 1.7 billion shares of common stock outstanding at December 31, 2018 and

2017, respectively. The Company had 52 million shares reserved for future issuances, primarily under its stock incentive plans at December 31, 2018.

The number of shares issued and outstanding and the carrying amount of each outstanding series of the Company’s preferred stock were as follows:

	2018				2017
At December 31 (Dollars in Millions)	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount
Series A	12,510	$1,251	$145	$1,106	12,510	$1,251	$145	$1,106
Series B	40,000	1,000	–	1,000	40,000	1,000	–	1,000
Series F	44,000	1,100	12	1,088	44,000	1,100	12	1,088
Series H	20,000	500	13	487	20,000	500	13	487
Series I	30,000	750	5	745	30,000	750	5	745
Series J	40,000	1,000	7	993	40,000	1,000	7	993
Series K	23,000	575	10	565	–	–	–	–
Total preferred stock(a)	209,510	$6,176	$192	$5,984	186,510	$5,601	$182	$5,419
(a)	The par value of all shares issued and outstanding at December 31, 2018 and 2017, was $1.00 per share.

During 2018, the Company issued depositary shares representing an ownership interest in 23,000 shares of Series K Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series K Preferred Stock”). The Series K Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to 5.50 percent. The Series K Preferred Stock is redeemable at the Company’s option, in whole or in part, on or after October 15, 2023. The Series K Preferred Stock is redeemable at the Company’s option, in whole, but not in part, prior to October 15, 2023 within 90 days following an official administrative or judicial decision, amendment to, or change in the laws or regulations that would not allow the Company to treat the full liquidation value of the Series K Preferred Stock as Tier 1 capital for purposes of the capital adequacy guidelines of the Federal Reserve Board.

During 2017, the Company issued depositary shares representing an ownership interest in 40,000 shares of Series J Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series J Preferred Stock”). The Series J Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable semiannually, in arrears, at a rate per annum equal to 5.300 percent from the date of issuance to, but excluding, April 15, 2027, and thereafter will accrue and be payable quarterly at a floating rate per annum equal to the three-month London Interbank Offered Rate (“LIBOR”) plus 2.914 percent. The Series J Preferred Stock is redeemable at the Company’s option, in whole or in part, on or after April 15, 2027. The Series J Preferred Stock is redeemable at the Company’s option, in whole, but not in part, prior to April 15, 2027 within 90 days following an official administrative or judicial decision, amendment to, or change in the laws or regulations that would not allow the

Company to treat the full liquidation value of the Series J Preferred Stock as Tier 1 capital for purposes of the capital adequacy guidelines of the Federal Reserve Board.

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

During 2013, the Company issued depositary shares representing an ownership interest in 20,000 shares of Series H Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series H Preferred Stock”). The Series H Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to 5.15 percent. The Series H Preferred Stock is redeemable at the Company’s option, subject to the prior approval of the Federal Reserve Board.

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

During 2018, 2017 and 2016, the Company repurchased shares of its common stock under various authorizations approved by its Board of Directors. As of December 31, 2018, the approximate dollar value of shares that may yet be purchased by the Company under the current Board of Directors approved authorization was $1.4 billion.

The following table summarizes the Company’s common stock repurchased in each of the last three years:

(Dollars and Shares in Millions)	Shares	Value
2018	54	$2,844
2017	49	2,622
2016	61	2,600

Shareholders’ equity is affected by transactions and valuations of asset and liability positions that require adjustments to accumulated other comprehensive income (loss). The reconciliation of the transactions affecting accumulated other comprehensive income (loss) included in shareholders’ equity for the years ended December 31, is as follows:

(Dollars in Millions)	Unrealized Gains (Losses) on Investment Securities Available-For-Sale	Unrealized Gains (Losses) on Investment Securities Transferred From Available-For-Sale to Held-To-Maturity	Unrealized Gains (Losses) on Derivative Hedges	Unrealized Gains (Losses) on Retirement Plans	Foreign Currency Translation	Total

2018
Balance at beginning of period	$(357)	$17	$71	$(1,066)	$(69)	$(1,404)
Revaluation of tax related balances(a)	(77)	4	15	(229)	(13)	(300)
Changes in unrealized gains and losses	(656)	–	39	(302)	–	(919)
Foreign currency translation adjustment(b)	–	–	–	–	3	3
Reclassification to earnings of realized gains and losses	(30)	(9)	(5)	137	–	93
Applicable income taxes	174	2	(8)	42	(5)	205

Balance at end of period	$(946)	$14	$112	$(1,418)	$(84)	$(2,322)

2017
Balance at beginning of period	$(431)	$25	$55	$(1,113)	$(71)	$(1,535)
Changes in unrealized gains and losses	178	–	(5)	(41)	–	132
Foreign currency translation adjustment(b)	–	–	–	–	(2)	(2)
Reclassification to earnings of realized gains and losses	(57)	(13)	30	117	–	77
Applicable income taxes	(47)	5	(9)	(29)	4	(76)

Balance at end of period	$(357)	$17	$71	$(1,066)	$(69)	$(1,404)

2016
Balance at beginning of period	$111	$36	$(67)	$(1,056)	$(43)	$(1,019)
Changes in unrealized gains and losses	(858)	–	74	(255)	–	(1,039)
Other-than-temporary impairment not recognized in earnings on securities available-for-sale	(1)	–	–	–	–	(1)
Foreign currency translation adjustment(b)	–	–	–	–	(28)	(28)
Reclassification to earnings of realized gains and losses	(22)	(18)	124	163	–	247
Applicable income taxes	339	7	(76)	35	–	305

Balance at end of period	$(431)	$25	$55	$(1,113)	$(71)	$(1,535)
(a)

Reflects the adoption of new accounting guidance on January 1, 2018 to reclassify the impact of the reduced federal statutory rate for corporations included in 2017 tax reform legislation from accumulated other comprehensive income to retained earnings.

(b)	Represents the impact of changes in foreign currency exchange rates on the Company’s investment in foreign operations and related hedges.

Additional detail about the impact to net income for items reclassified out of accumulated other comprehensive income (loss) and into earnings for the years ended December 31, is as follows:

	Impact to Net Income			Affected Line Item in the Consolidated Statement of Income
(Dollars in Millions)	2018	2017	2016
Unrealized gains (losses) on investment securities available-for-sale
Realized gains (losses) on sale of investment securities	$30	$57	$27	Total securities gains (losses), net
Other-than-temporary impairment recognized in earnings	–	–	(5)

	30	57	22	Total before tax
	(7)	(22)	(9)	Applicable income taxes

	23	35	13	Net-of-tax
Unrealized gains (losses) on investment securities transferred from available-for-sale to held-to-maturity
Amortization of unrealized gains	9	13	18	Interest income
	(2)	(5)	(7)	Applicable income taxes

	7	8	11	Net-of-tax
Unrealized gains (losses) on derivative hedges
Realized gains (losses) on derivative hedges	5	(30)	(124)	Interest expense
	(2)	11	48	Applicable income taxes

	3	(19)	(76)	Net-of-tax
Unrealized gains (losses) on retirement plans
Actuarial gains (losses) and prior service cost (credit) amortization	(137)	(117)	(163)	Other noninterest expense
	35	45	63	Applicable income taxes

	(102)	(72)	(100)	Net-of-tax

Total impact to net income	$(69)	$(48)	$(152)

Regulatory Capital The Company uses certain measures defined by bank regulatory agencies to assess its capital. Beginning January 1, 2018, the regulatory capital requirements effective for the Company reflect the full implementation of Basel III. Prior to 2018, the Company’s capital ratios reflected certain transitional adjustments. Basel III includes two comprehensive methodologies for calculating risk-weighted assets: a general standardized approach and more risk-sensitive advanced approaches, with the Company’s capital adequacy being evaluated against the methodology that is most restrictive.

Tier 1 capital is considered core capital and includes common shareholders’ equity adjusted for the aggregate impact of certain items included in other comprehensive income (loss) (“common equity tier 1 capital”), plus qualifying preferred stock, trust preferred securities and noncontrolling interests in consolidated subsidiaries subject to certain limitations. Total risk-based capital includes Tier 1 capital and other items such as subordinated debt and the allowance for credit losses. Capital measures are stated as a percentage of risk-weighted assets, which are measured based on their perceived credit and operational risks and include certain off-balance sheet exposures, such as unfunded loan commitments, letters of credit, and derivative contracts. The Company is also subject to leverage ratio requirements under each methodology, which is defined as Tier 1 capital as a percentage of adjusted average assets under the standardized approach and Tier 1 capital as a percentage of total on- and off-balance sheet leverage exposure under the advanced approaches.

For a summary of the regulatory capital requirements and the actual ratios as of December 31, 2018 and 2017, for the Company and its bank subsidiary, see Table 23 included in Management’s Discussion and Analysis, which is incorporated by reference into these Notes to Consolidated Financial Statements.

The following table provides the components of the Company’s regulatory capital at December 31:

(Dollars in Millions)	2018	2017

Basel III standardized approach:
Common shareholders’ equity	$45,045	$43,621
Less intangible assets
Goodwill (net of deferred tax liability)	(8,549)	(8,613)
Other disallowed intangible assets	(601)	(466)
Other(a)	(1,171)	(173)

Total common equity tier 1 capital	34,724	34,369
Qualifying preferred stock	5,984	5,419
Noncontrolling interests eligible for tier 1 capital	36	117
Other(b)	(3)	(99)

Total tier 1 capital	40,741	39,806
Eligible portion of allowance for credit losses	4,441	4,417
Subordinated debt and noncontrolling interests eligible for tier 2 capital	2,996	3,280

Total tier 2 capital	7,437	7,697

Total risk-based capital	$48,178	$47,503

Risk-weighted assets	$381,661	$367,771

Basel III advanced approaches:
Common shareholders’ equity	$45,045	$43,621
Less intangible assets
Goodwill (net of deferred tax liability)	(8,549)	(8,613)
Other disallowed intangible assets	(601)	(466)
Other(a)	(1,171)	(173)

Total common equity tier 1 capital	34,724	34,369
Qualifying preferred stock	5,984	5,419
Noncontrolling interests eligible for tier 1 capital	36	117
Other(b)	(3)	(99)

Total tier 1 capital	40,741	39,806
Eligible portion of allowance for credit losses	1,399	1,391
Subordinated debt and noncontrolling interests eligible for tier 2 capital	2,996	3,280

Total tier 2 capital	4,395	4,671

Total risk-based capital	$45,136	$44,477

Risk-weighted assets	$295,002	$287,211
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

The Series A Preferred Securities will be redeemable, in whole or in part, at the option of USB Realty Corp. on each fifth anniversary after the dividend payment date occurring in January 2012. Any redemption will be subject to the approval of the Office of the Comptroller of the Currency. During 2016, the Company purchased 500 shares of the Series A Preferred Securities held by third party investors at an amount below their carrying amount, recording a net gain of $9 million directly to retained earnings. As of December 31, 2018, 4,500 shares of the Series A Preferred Securities remain outstanding.

NOTE 15	Earnings Per Share

The components of earnings per share were:

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2018	2017	2016
Net income attributable to U.S. Bancorp	$7,096	$6,218	$5,888
Preferred dividends	(282)	(267)	(281)
Impact of preferred stock redemption(a)	–	(10)	–
Impact of the purchase of noncontrolling interests(b)	–	–	9
Earnings allocated to participating stock awards	(30)	(28)	(27)

Net income applicable to U.S. Bancorp common shareholders	$6,784	$5,913	$5,589

Average common shares outstanding	1,634	1,677	1,718
Net effect of the exercise and assumed purchase of stock awards	4	6	6

Average diluted common shares outstanding	1,638	1,683	1,724

Earnings per common share	$4.15	$3.53	$3.25
Diluted earnings per common share	$4.14	$3.51	$3.24
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

Options outstanding at December 31, 2018, 2017 and 2016, to purchase 1 million common shares, were not included in the computation of diluted earnings per share for the years ended December 31, 2018, 2017 and 2016, because they were antidilutive.

NOTE 16	Employee Benefits

Employee Retirement Savings Plan The Company has a defined contribution retirement savings plan that covers substantially all its employees. Qualified employees are allowed to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested at their direction among a variety of investment alternatives. Employee contributions are 100 percent matched by the Company, up to four percent of each employee’s eligible annual compensation. The Company’s matching contribution vests immediately and is invested in the same manner as each employee’s future contribution elections. Total expense for the Company’s matching contributions was $171 million, $156 million and $142 million in 2018, 2017 and 2016, respectively.

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

The Company’s funding policy is to contribute amounts to its plan sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended by the Pension Protection Act, plus such additional amounts as the Company determines to be appropriate. The Company did not contribute to its qualified pension plan in 2018 and contributed $1.2 billion in 2017. The Company does not expect to contribute to the plan in 2019. Any contributions made to the qualified plan are invested in accordance with established investment policies and asset allocation strategies.

In addition to the funded qualified pension plan, the Company maintains a non-qualified plan that is unfunded and provides benefits to certain employees. The assumptions used in computing the accumulated benefit obligation, the projected benefit obligation and net pension expense are substantially consistent with those assumptions used for the funded qualified plan. In 2019, the Company expects to contribute $23 million to its non-qualified pension plan which equals the 2019 expected benefit payments.

Postretirement Welfare Plan In addition to providing pension benefits, the Company provides health care and death benefits to certain former employees who retired prior to January 1, 2014. Employees retiring after December 31, 2013, are not eligible for retiree health care benefits. The Company expects to contribute $4 million to its postretirement welfare plan in 2019.

The following table summarizes the changes in benefit obligations and plan assets for the years ended December 31, and the funded status and amounts recognized in the Consolidated Balance Sheet at December 31 for the retirement plans:

	Pension Plans		Postretirement Welfare Plan
(Dollars in Millions)	2018	2017	2018	2017

Change In Projected Benefit Obligation(a)
Benefit obligation at beginning of measurement period	$5,720	$5,073	$68	$75
Service cost	208	187	–	–
Interest cost	224	220	2	2
Participants’ contributions	–	–	8	8
Actuarial loss (gain)	(440)	430	(7)	(1)
Lump sum settlements	(50)	(45)	–	–
Benefit payments	(155)	(145)	(18)	(18)
Federal subsidy on benefits paid	–	–	1	2
Benefit obligation at end of measurement period(b)	$5,507	$5,720	$54	$68
Change In Fair Value Of Plan Assets(c)
Fair value at beginning of measurement period	$5,482	$3,769	$87	$82
Actual return on plan assets	(365)	665	–	10
Employer contributions	24	1,238	5	5
Participants’ contributions	–	–	7	8
Lump sum settlements	(50)	(45)	–	–
Benefit payments	(155)	(145)	(18)	(18)
Fair value at end of measurement period	$4,936	$5,482	$81	$87
Funded (Unfunded) Status	$(571)	$(238)	$27	$19
Components Of The Consolidated Balance Sheet
Noncurrent benefit asset	$–	$270	$26	$19
Current benefit liability	(23)	(23)	–	–
Noncurrent benefit liability	(548)	(485)	–	–
Recognized amount	$(571)	$(238)	$26	$19
Accumulated Other Comprehensive Income (Loss), Pretax
Net actuarial gain (loss)	$(1,981)	$(1,822)	$66	$68
Net prior service credit (cost)	–	–	18	22
Recognized amount	$(1,981)	$(1,822)	$84	$90
(a)	The decrease and the increase in the projected benefit obligation for 2018 and 2017, respectively, were primarily due to discount rate changes.
(b)	At December 31, 2018 and 2017, the accumulated benefit obligation for all pension plans was $5.0 billion and $5.2 billion, respectively.
(c)	The decrease and the increase in the fair value of plan assets for 2018 and 2017, respectively, were primarily due to market conditions, as well as higher employer contributions in 2017.

The following table provides information for pension plans with benefit obligations in excess of plan assets at December 31:

(Dollars in Millions)	2018	2017
Pension Plans with Projected Benefit Obligations in Excess of Plan Assets
Projected benefit obligation	$5,507	$508
Fair value of plan assets	4,936	–
Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets
Accumulated benefit obligation	$467	$485
Fair value of plan assets	–	–

The following table sets forth the components of net periodic benefit cost and other amounts recognized in accumulated other comprehensive income (loss) for the years ended December 31 for the retirement plans:

	Pension Plans			Postretirement Welfare Plan
(Dollars in Millions)	2018	2017	2016	2018	2017	2016

Components Of Net Periodic Benefit Cost
Service cost	$208	$187	$177	$–	$–	$–
Interest cost	224	220	211	2	2	3
Expected return on plan assets	(379)	(284)	(266)	(3)	(3)	(1)
Prior service cost (credit) and transition obligation (asset) amortization	–	(2)	(5)	(3)	(3)	(3)
Actuarial loss (gain) amortization	146	127	175	(6)	(5)	(4)
Net periodic benefit cost	$199	$248	$292	$(10)	$(9)	$(5)
Other Changes In Plan Assets And Benefit Obligations
Recognized In Other Comprehensive Income (Loss)
Net actuarial gain (loss) arising during the year	$(305)	$(48)	$(270)	$3	$7	$15
Net actuarial loss (gain) amortized during the year	146	127	175	(6)	(5)	(4)
Net prior service cost (credit) and transition obligation (asset) amortized during the year	–	(2)	(5)	(3)	(3)	(3)
Total recognized in other comprehensive income (loss)	$(159)	$77	$(100)	$(6)	$(1)	$8
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$(358)	$(171)	$(392)	$4	$8	$13

The following table sets forth weighted average assumptions used to determine the projected benefit obligations at December 31:

	Pension Plans		Postretirement Welfare Plan
(Dollars in Millions)	2018	2017	2018	2017
Discount rate(a)	4.45%	3.84%	4.05%	3.34%
Cash balance interest crediting rate	3.00	3.00	*	*
Rate of compensation increase(b)	3.52	3.56	*	*
Health care cost trend rate(c)
Prior to age 65			6.50%	6.75%
After age 65			10.00%	6.75%
(a)

The discount rates were developed using a cash flow matching bond model with a modified duration for the qualified pension plan, non-qualified pension plan and postretirement welfare plan of 14.7, 11.5, and 5.9 years, respectively, for 2018, and 15.8, 12.3 and 6.1 years, respectively, for 2017.

(b)	Determined on an active liability-weighted basis.
(c)	The 2018 and 2017 pre-65 and post-65 rates are both assumed to decrease gradually to 5.00 percent by 2025 and remain at this level thereafter.
*	Not applicable

The following table sets forth weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

	Pension Plans			Postretirement Welfare Plan
(Dollars in Millions)	2018	2017	2016	2018	2017	2016
Discount rate(a)	3.84%	4.27%	4.45%	3.34%	3.57%	3.59%
Cash balance interest crediting rate	3.00	3.00	3.00	*	*	*
Expected return on plan assets(b)	7.25	7.25	7.50	3.50	3.50	1.50
Rate of compensation increase(c)	3.56	3.58	4.06	*	*	*
Health care cost trend rate(d)
Prior to age 65				6.75%	7.00%	6.50%
After age 65				6.75	7.00	6.50
(a)

The discount rates were developed using a cash flow matching bond model with a modified duration for the qualified pension plan, non-qualified pension plan and postretirement welfare plan of 15.8, 12.3, and 6.1 years, respectively, for 2018, and 15.5, 12.1 and 6.2 years, respectively, for 2017.

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
(d)

The 2018 and 2017 pre-65 and post-65 rates are both assumed to decrease gradually to 5.00 percent by 2025 and remain at that level thereafter. The 2016 pre-65 and post-65 rates are both assumed to decrease gradually to 5.00 percent by 2019.

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

Generally, based on historical performance of the various investment asset classes, investments in equities have outperformed other investment classes but are subject to higher volatility. In an effort to minimize volatility, while recognizing the long-term up-side potential of investing in equities, the Committee has determined that a target asset allocation of 35 percent long duration bonds, 30 percent global equities, 10 percent real estate equities, 10 percent private equity funds, 5 percent domestic mid-small cap equities, 5 percent emerging markets equities, and 5 percent hedge funds is appropriate.

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

The following table summarizes plan investment assets measured at fair value at December 31:

	Qualified Pension Plan									Welfare Plan
	2018				2017					2018	2017
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Level 1		Level 2	Level 3	Total	Level 1	Level 1
Cash and cash equivalents	$54	$–	$–	$54	$727	(a)	$–	$–	$727	$40	$36
Debt securities	631	904	–	1,535	517		723	–	1,240	–	–
Corporate stock
Real estate equity securities(b)	109	–	–	109	216		–	–	216	–	–
Mutual funds
Debt securities	–	295	–	295	–		205	–	205	–	–
Emerging markets equity securities	–	113	–	113	–		120	–	120	–	–
Other	–	–	3	3	–		–	2	2	–	–
	$794	$1,312	$3	2,109	$1,460		$1,048	$2	2,510	40	36
Plan investment assets not classified in fair value hierarchy(c):
Collective investment funds
Domestic equity securities				1,183					1,327	23	29
Mid-small cap equity securities(d)				340					346	–	–
International equity securities				643					934	14	22
Real estate securities				146					–	–	–
Hedge funds(e)				290					200	–	–
Private equity funds(f)				225					165	–	–
Total plan investment assets at fair value				$4,936					$5,482	$77	$87
(a)	Includes an employer contribution made in late 2017 which was invested in various asset classes subsequent to December 31, 2017.
(b)	At December 31, 2018 and 2017, securities included $56 million and $105 million in domestic equities, respectively, and $53 million and $111 million in international equities, respectively.
(c)	These investments are valued based on net asset value per share as a practical expedient; fair values are provided to reconcile to total investment assets of the plans at fair value.
(d)	At December 31, 2018 and 2017, securities included $340 million and $346 million in domestic equities, respectively.
(e)	This category consists of several investment strategies diversified across several hedge fund managers.
(f)	This category consists of several investment strategies diversified across several private equity fund managers.

The following table summarizes the changes in fair value for qualified pension plan investment assets measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31:

	2018	2017	2016
(Dollars in Millions)	Other	Other	Other
Balance at beginning of period	$2	$1	$1
Purchases, sales, and settlements, net	1	1	–
Balance at end of period	$3	$2	$1

The following benefit payments are expected to be paid from the retirement plans for the years ended December 31:

(Dollars in Millions)	Pension Plans	Postretirement Welfare Plan(a)	Medicare Part D Subsidy Receipts
2019	$216	$8	$1
2020	233	8	1
2021	252	7	1
2022	268	7	1
2023	285	6	1
2024-2028	1,692	24	2
(a)	Net of expected retiree contributions and before Medicare Part D subsidy.

NOTE 17	Stock-Based Compensation

As part of its employee and director compensation programs, the Company currently may grant certain stock awards under the provisions of its stock incentive plan. The plan provides for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant. Option grants are generally exercisable up to ten years from the date of grant. In addition, the plan provides for grants of shares of common stock or stock units that are subject to restriction on transfer prior to vesting. Most stock and unit awards vest over three to five years and are subject to forfeiture if certain vesting requirements are not met. Stock incentive plans of acquired companies are generally terminated at the merger closing dates. Participants under such plans receive the Company’s common stock, or options to buy the Company’s common stock, based on the conversion terms of the various merger agreements. At December 31, 2018, there were 35 million shares (subject to adjustment for forfeitures) available for grant under the Company’s stock incentive plan.

Stock Option Awards

The following is a summary of stock options outstanding and exercised under prior and existing stock incentive plans of the Company:

Year Ended December 31	Stock Options/Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)

2018
Number outstanding at beginning of period	12,668,467	$32.15
Granted(a)	—	—
Exercised	(3,443,494)	25.41
Cancelled(b)	(109,963)	46.72

Number outstanding at end of period(c)	9,115,010	$34.52	4.3	$102
Exercisable at end of period	7,372,036	$31.61	3.5	$104

2017
Number outstanding at beginning of period	17,059,241	$29.95
Granted	1,066,188	54.97
Exercised	(5,389,741)	29.58
Cancelled(b)	(67,221)	43.31

Number outstanding at end of period(c)	12,668,467	$32.15	4.5	$272
Exercisable at end of period	9,647,937	$27.87	3.3	$248

2016
Number outstanding at beginning of period	25,725,708	$29.82
Granted	1,644,288	39.50
Exercised	(10,163,668)	31.09
Cancelled(b)	(147,087)	35.18

Number outstanding at end of period(c)	17,059,241	$29.95	4.1	$365
Exercisable at end of period	13,856,142	$27.53	3.1	$330
(a)	The Company did not grant any stock option awards during 2018.
(b)	Options cancelled include both non-vested (i.e., forfeitures) and vested options.
(c)	Outstanding options include stock-based awards that may be forfeited in future periods. The impact of the estimated forfeitures is reflected in compensation expense.

Stock-based compensation expense is based on the estimated fair value of the award at the date of grant or modification. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model, requiring the use of subjective assumptions. Because employee stock options have characteristics that differ from those of traded options, including vesting provisions and trading limitations that impact their liquidity, the determined value used to measure compensation expense may vary from the actual fair value of the employee stock options. The following table includes the weighted-average estimated fair value of stock options granted and the assumptions utilized by the Company for newly issued grants for the years ended December 31, 2017 and 2016:

Year Ended December 31	2017	2016
Estimated fair value	$14.66	$10.28
Risk-free interest rates	2.0%	1.3%
Dividend yield	2.6%	2.6%
Stock volatility factor	.35	.36
Expected life of options (in years)	5.5	5.5

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

The following summarizes certain stock option activity of the Company:

Year Ended December 31 (Dollars in Millions)	2018	2017	2016
Fair value of options vested	$14	$13	$18
Intrinsic value of options exercised	97	127	138
Cash received from options exercised	87	159	316
Tax benefit realized from options exercised	—	49	53

To satisfy option exercises, the Company predominantly uses treasury stock.

Additional information regarding stock options outstanding as of December 31, 2018, is as follows:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Shares	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
$11.02—$20.00	684,748	0.1	$11.20	684,748	$11.20
$20.01—$25.00	856,259	1.2	23.84	856,259	23.84
$25.01—$30.00	2,711,719	2.6	28.65	2,711,719	28.65
$30.01—$35.00	700,487	4.0	33.98	700,487	33.98
$35.01—$40.00	1,415,509	7.1	39.49	669,718	39.49
$40.01—$45.00	1,737,831	5.6	42.41	1,490,255	42.10
$45.01—$50.00	—	—	—	—	—
$50.01—$55.01	1,008,457	8.1	54.97	258,850	54.97
	9,115,010	4.3	$34.52	7,372,036	$31.61

Restricted Stock and Unit Awards

A summary of the status of the Company’s restricted shares of stock and unit awards is presented below:

	2018		2017		2016
Year Ended December 31	Shares	Weighted- Average Grant- Date Fair Value	Shares	Weighted- Average Grant- Date Fair Value	Shares	Weighted- Average Grant- Date Fair Value
Outstanding at beginning of period	7,446,955	$44.49	8,265,507	$39.50	6,894,831	$38.44
Granted	3,213,023	55.03	2,850,927	54.45	4,879,421	39.65
Vested	(3,373,323)	46.42	(3,295,376)	40.66	(3,069,035)	37.25
Cancelled	(567,357)	49.07	(374,103)	43.91	(439,710)	40.18
Outstanding at end of period	6,719,298	$48.17	7,446,955	$44.49	8,265,507	$39.50

The total fair value of shares vested was $182 million, $180 million and $128 million for the years ended December 31, 2018, 2017 and 2016, respectively. Stock-based compensation expense was $174 million, $163 million and $150 million for the years ended December 31, 2018, 2017 and 2016, respectively. On an after-tax basis, stock-based compensation was $130 million, $101 million and $93 million for the years ended

December 31, 2018, 2017 and 2016, respectively. As of December 31, 2018, there was $171 million of total unrecognized compensation cost related to nonvested share-based arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 1.9 years as compensation expense.

NOTE 18	Income Taxes

The components of income tax expense were:

Year Ended December 31 (Dollars in Millions)	2018	2017	2016

Federal
Current	$1,287	$2,086	$2,585
Deferred	(148)	(1,180)	(711)

Federal income tax	1,139	906	1,874

State
Current	395	201	337
Deferred	20	157	(50)

State income tax	415	358	287

Total income tax provision	$1,554	$1,264	$2,161

A reconciliation of expected income tax expense at the federal statutory rate of 21 percent for 2018 and 35 percent for 2017 and 2016 to the Company’s applicable income tax expense follows:

Year Ended December 31 (Dollars in Millions)	2018	2017	2016
Tax at statutory rate	$1,822	$2,631	$2,837
State income tax, at statutory rates, net of federal tax benefit	352	281	244
Tax effect of
Revaluation of tax related assets and liabilities(a)	—	(910)	—
Tax credits and benefits, net of related expenses	(513)	(774)	(710)
Tax-exempt income	(130)	(200)	(196)
Noncontrolling interests	(6)	(12)	(20)
Nondeductible legal and regulatory expenses	52	213	30
Other items(b)	(23)	35	(24)

Applicable income taxes	$1,554	$1,264	$2,161
(a)

In late 2017, tax legislation was enacted that, among other provisions, reduced the federal statutory rate for corporations from 35 percent to 21 percent effective in 2018. In accordance with generally accepted accounting principles, the Company revalued its deferred tax assets and liabilities at December 31, 2017, resulting in an estimated net tax benefit of $910 million, which the Company recorded in 2017.

(b)	Includes excess tax benefits associated with stock-based compensation and adjustments related to deferred tax assets and liabilities.

The tax effects of fair value adjustments on securities available-for-sale, derivative instruments in cash flow hedges, foreign currency translation adjustments, and pension and post-retirement plans are recorded directly to shareholders’ equity as part of other comprehensive income (loss).

In preparing its tax returns, the Company is required to interpret complex tax laws and regulations and utilize income and cost allocation methods to determine its taxable income. On an ongoing basis, the Company is subject to examinations by federal, state, local and foreign taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed and matters are resolved. Federal tax examinations for all years ending through December 31, 2010, and years ending December 31, 2013 and December 31, 2014 are completed and resolved. The Company’s tax returns for the years ended December 31, 2011, 2012, 2015 and 2016 are under examination by the Internal Revenue Service. The years open to examination by state and local government authorities vary by jurisdiction.

A reconciliation of the changes in the federal, state and foreign unrecognized tax position balances are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2018	2017	2016
Balance at beginning of period	$287	$302	$243
Additions (reductions) for tax positions taken in prior years	93	3	57
Additions for tax positions taken in the current year	10	9	12
Exam resolutions	(51)	(23)	(6)
Statute expirations	(4)	(4)	(4)

Balance at end of period	$335	$287	$302

The total amount of unrecognized tax positions that, if recognized, would impact the effective income tax rate as of December 31, 2018, 2017 and 2016, were $273 million, $265 million and $234 million, respectively. The Company classifies interest and penalties related to unrecognized tax positions as a component of income tax expense. At December 31, 2018, the Company’s unrecognized tax position balance included $28 million of accrued interest and penalties. During the years ended December 31, 2018, 2017 and 2016, the

Company recorded approximately $(25) million, $16 million and $7 million, respectively, in interest and penalties on unrecognized tax positions.

Deferred income tax assets and liabilities reflect the tax effect of estimated temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The significant components of the Company’s net deferred tax asset (liability) follows:

At December 31 (Dollars in Millions)	2018	2017

Deferred Tax Assets
Federal, state and foreign net operating loss and credit carryforwards	$2,699	$2,249
Allowance for credit losses	1,141	1,116
Accrued expenses	508	468
Securities available-for-sale and financial instruments	278	111
Pension and postretirement benefits	85	—
Stock compensation	79	79
Partnerships and other investment assets	69	252
Fixed assets	58	—
Other deferred tax assets, net	268	215

Gross deferred tax assets	5,185	4,490

Deferred Tax Liabilities
Leasing activities	(2,652)	(2,277)
Goodwill and other intangible assets	(703)	(693)
Mortgage servicing rights	(642)	(604)
Loans	(168)	(160)
Pension and postretirement benefits	—	(20)
Fixed assets	—	(4)
Other deferred tax liabilities, net	(102)	(131)

Gross deferred tax liabilities	(4,267)	(3,889)
Valuation allowance	(109)	(128)

Net Deferred Tax Asset (Liability)	$809	$473

The Company has approximately $1.9 billion of federal, state and foreign net operating loss carryforwards which expire at various times beginning in 2019. A substantial portion of these carryforwards relate to state-only net operating losses, which are subject to a full valuation allowance as they are not expected to be realized within the carryforward period. Management has determined it is more likely than not the other net deferred tax assets could be realized through carry back to taxable income in prior years, future reversals of existing taxable temporary differences and future taxable income.

In addition, the Company has $2.6 billion of federal credit carryforwards which expire at various times through 2038 which are not subject to a valuation allowance as management believes that it is more likely than not that the credits will be utilized within the carryforward period.

At December 31, 2018, retained earnings included approximately $102 million of base year reserves of acquired thrift institutions, for which no deferred federal income tax liability has been recognized. These base year reserves would be recaptured if certain subsidiaries of the Company cease to qualify as a bank for federal income tax purposes. The base year reserves also remain subject to income tax penalty provisions that, in general, require recapture upon certain stock redemptions of, and excess distributions to, stockholders.

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

Fair Value Hedges These derivatives are interest rate swaps the Company uses to hedge the change in fair value related to interest rate changes of its underlying fixed-rate debt. Changes in the fair value of derivatives designated as fair value hedges, and changes in the fair value of the hedged items, are recorded in earnings. There were no fair value hedges at December 31, 2018.

Cash Flow Hedges These derivatives are interest rate swaps the Company uses to hedge the forecasted cash flows from its underlying variable-rate debt. Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income (loss) until the cash flows of the hedged items are realized. If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in other comprehensive income (loss) is reported in earnings immediately, unless the forecasted transaction is at least reasonably possible of occurring, whereby the amounts remain within other comprehensive income (loss). At December 31, 2018, the Company had $112 million (net-of-tax) of realized and unrealized gains on derivatives classified as cash flow hedges recorded in other comprehensive income (loss), compared with $71 million (net-of-tax) of realized and unrealized gains at December 31, 2017. The estimated amount to be reclassified from other comprehensive income (loss) into earnings during the next 12 months is a gain of $74 million (net-of-tax). All cash flow hedges were highly effective for the year ended December 31, 2018.

Net Investment Hedges The Company uses forward commitments to sell specified amounts of certain foreign currencies, and non-derivative debt instruments, to hedge the volatility of its net investment in foreign operations driven by fluctuations in foreign currency exchange rates. The carrying amount of non-derivative debt instruments designated as net investment hedges was $1.1 billion at December 31, 2018, compared with $1.2 billion at December 31, 2017.

Other Derivative Positions The Company enters into free-standing derivatives to mitigate interest rate risk and for other risk management purposes. These derivatives include forward commitments to sell to-be-announced securities (“TBAs”) and other commitments to sell residential mortgage loans, which are used to economically hedge the interest rate risk related to MLHFS and unfunded mortgage loan commitments. The Company also enters into interest rate swaps, swaptions, forward commitments to buy TBAs, U.S. Treasury and Eurodollar futures and options on U.S. Treasury futures to economically hedge the change in the fair value of the Company’s MSRs. The Company also enters into foreign currency forwards to economically hedge remeasurement gains and losses the Company recognizes on foreign currency denominated assets and liabilities. In addition, the Company acts as a seller and buyer of interest rate derivatives and foreign exchange contracts for its customers. The Company mitigates the market and liquidity risk associated with these customer derivatives by entering into similar offsetting positions with broker-dealers, or on a portfolio basis by entering into other derivative or non-derivative financial instruments that partially or fully offset the exposure from these customer-related positions. The Company’s customer derivatives and related hedges are monitored and reviewed by the Company’s Market Risk Committee, which establishes policies for market risk management, including exposure limits for each portfolio. The Company also has derivative contracts that are created through its operations, including certain unfunded mortgage loan commitments and swap agreements related to the sale of a portion of its Class B common shares of Visa Inc. Refer to Note 21 for further information on these swap agreements.

For additional information on the Company’s purpose for entering into derivative transactions and its overall risk management strategies, refer to “Management Discussion and Analysis – Use of Derivatives to Manage Interest Rate and Other Risks”, which is incorporated by reference into these Notes to Consolidated Financial Statements.

The following table summarizes the asset and liability management derivative positions of the Company:

	Asset Derivatives			Liability Derivatives
(Dollars in Millions)	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years

December 31, 2018
Cash flow hedges
Interest rate contracts
Pay fixed/receive floating swaps	$7,422	$8	3.11	$4,320	$–	1.77
Net investment hedges
Foreign exchange forward contracts	209	5	.05	223	1	.05
Other economic hedges
Interest rate contracts
Futures and forwards
Buy	2,839	27	.07	1,140	5	.05
Sell	994	3	.06	13,968	30	.72
Options
Purchased	5,080	88	10.77	–	–	–
Written	584	16	.09	3	–	.09
Receive fixed/pay floating swaps	3,605	–	14.80	4,333	–	6.97
Pay fixed/receive floating swaps	4,333	–	6.97	1,132	–	7.64
Foreign exchange forward contracts	549	7	.03	75	1	.05
Equity contracts	19	1	.82	104	2	.45
Credit contracts	2,318	–	3.50	4,923	2	4.04
Other (a)	1	–	.01	1,458	84	1.50
Total	$27,953	$155		$31,679	$125

December 31, 2017
Fair value hedges
Interest rate contracts
Receive fixed/pay floating swaps	$1,000	$28	6.70	$3,600	$16	1.55
Cash flow hedges
Interest rate contracts
Pay fixed/receive floating swaps	3,772	5	6.73	–	–	–
Net investment hedges
Foreign exchange forward contracts	–	–	–	373	8	.05
Other economic hedges
Interest rate contracts
Futures and forwards
Buy	1,632	7	.10	1,326	2	.04
Sell	15,291	10	.89	4,511	10	.03
Options
Purchased	4,985	65	7.57	–	–	–
Written	1,285	21	.10	5	–	.05
Receive fixed/pay floating swaps	2,019	5	16.49	5,469	–	8.43
Pay fixed/receive floating swaps	4,844	21	7.69	46	1	6.70
Foreign exchange forward contracts	147	1	.02	669	8	.04
Equity contracts	45	–	1.10	88	1	.58
Credit contracts	1,559	–	3.41	3,779	1	3.16
Other (a)	–	–	–	1,164	125	2.50
Total	$36,579	$163		$21,030	$172
(a)

Includes derivative liability swap agreements related to the sale of a portion of the Company’s Class B common shares of Visa Inc. The Visa swap agreements had a total notional value, fair value and weighted average remaining maturity of $1.5 billion, $84 million and 1.50 years at December 31, 2018, respectively, compared to $1.2 billion, $125 million and 2.50 years at December 31, 2017, respectively. In addition, includes short-term underwriting purchase and sale commitments with total asset and liability notional values of $1 million at December 31, 2018.

The following table summarizes the customer-related derivative positions of the Company:

	Asset Derivatives			Liability Derivatives
(Dollars in Millions)	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years

December 31, 2018
Interest rate contracts
Receive fixed/pay floating swaps	$44,976	$755	6.49	$62,597	$456	4.28
Pay fixed/receive floating swaps	63,825	289	4.07	45,129	422	6.16
Options
Purchased	41,711	51	1.54	1,940	30	1.98
Written	2,060	32	2.07	39,538	51	1.44
Futures
Buy	460	–	1.58	–	–	–
Sell	–	–	–	6,190	1	.59
Foreign exchange rate contracts
Forwards, spots and swaps	26,210	681	.91	25,571	663	.88
Options
Purchased	2,779	47	.75	–	–	–
Written	–	–	–	2,779	47	.75
Total	$182,021	$1,855		$183,744	$1,670

December 31, 2017
Interest rate contracts
Receive fixed/pay floating swaps	$28,681	$679	5.71	$59,990	$840	4.27
Pay fixed/receive floating swaps	63,038	860	4.20	25,093	602	5.76
Options
Purchased	29,091	22	1.61	880	14	4.24
Written	880	15	4.24	27,056	20	1.50
Futures
Sell	7,007	4	1.21	–	–	–
Foreign exchange rate contracts
Forwards, spots and swaps	24,099	656	.81	23,440	636	.83
Options
Purchased	4,026	83	1.20	–	–	–
Written	–	–	–	4,026	83	1.20
Total	$156,822	$2,319		$140,485	$2,195

The table below shows the effective portion of the gains (losses) recognized in other comprehensive income (loss) and the gains (losses) reclassified from other comprehensive income (loss) into earnings (net-of-tax) for the years ended December 31:

	Gains (Losses) Recognized in Other Comprehensive Income (Loss)			Gains (Losses) Reclassified from Other Comprehensive Income (Loss) into Earnings
(Dollars in Millions)	2018	2017	2016	2018	2017	2016

Asset and Liability Management Positions
Cash flow hedges
Interest rate contracts	$29	$(3)	$46	$3	$(19)	$(76)
Net investment hedges
Foreign exchange forward contracts	39	(56)	33	–	–	–
Non-derivative debt instruments	32	(46)	–	–	–	–

Note: The Company does not exclude components from effectiveness testing for cash flow and net investment hedges.

The table below shows the effect of fair value and cash flow hedge accounting on the Consolidated Statement of Income for the years ended December 31:

	Other Noninterest Income			Interest Expense
(Dollars in Millions)	2018	2017	2016	2018	2017	2016
Total amount of income and expense line items presented in the Consolidated Statement of Income in which the effects of fair value or cash flow hedges are recorded	$910	$774	$911	$3,254	$1,966	$1,468

Asset and Liability Management Positions
Fair value hedges
Interest rate contract derivatives	–	(28)	(31)	5	–	–
Hedged items	–	28	31	(5)	–	–
Cash Flow hedges
Interest rate contract derivatives	–	–	–	(5)	30	124

Note: The Company does not exclude components from effectiveness testing for fair value and cash flow hedges. The Company did not reclassify gains or losses into earnings as a result of the discontinuance of cash flow hedges during the years ended December 31, 2018, 2017 and 2016.

The table below shows cumulative hedging adjustments and the carrying amount of assets (liabilities) designated in fair value hedges:

	Carrying Amount of the Hedged Assets (Liabilities)		Cumulative Hedging Adjustment (a)
At December 31 (Dollars in Millions)	2018	2017	2018	2017

Line Item in the Consolidated Balance Sheet
Long-term Debt	$–	$4,584	$(27)	$(8)
(a)

The cumulative hedging adjustment at December 31, 2018 relates to discontinued hedging relationships. The Company did not have any hedging adjustments for discontinued fair value hedges at December 31, 2017.

The table below shows the gains (losses) recognized in earnings for other economic hedges and the customer-related positions for the years ended December 31:

(Dollars in Millions)	Location of Gains (Losses) Recognized in Earnings	2018	2017	2016

Asset and Liability Management Positions
Other economic hedges
Interest rate contracts
Futures and forwards	Mortgage banking revenue	$110	$24	$101
Purchased and written options	Mortgage banking revenue	188	237	331
Receive fixed/pay floating swaps	Mortgage banking revenue	61	255	226
Pay fixed/receive floating swaps	Mortgage banking revenue	(172)	(220)	(140)
Foreign exchange forward contracts	Other noninterest income	39	(69)	(14)
Equity contracts	Compensation expense	(4)	1	1
Credit contracts	Other noninterest income	2	3	1
Other	Other noninterest income	2	(1)	(39)

Customer-Related Positions
Interest rate contracts
Receive fixed/pay floating swaps	Commercial products revenue	(192)	(876)	(708)
Pay fixed/receive floating swaps	Commercial products revenue	239	943	769
Purchased and written options	Commercial products revenue	2	(24)	(5)
Futures	Commercial products revenue	9	(3)	(6)
Foreign exchange rate contracts
Forwards, spots and swaps	Commercial products revenue	84	92	88
Purchased and written options	Commercial products revenue	–	2	(1)

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

The Company’s collateral arrangements are predominately bilateral and, therefore, contain provisions that require collateralization of the Company’s net liability derivative positions. Required collateral coverage is based on net liability thresholds and may be contingent upon the Company’s credit rating from two of the nationally recognized statistical rating organizations. If the Company’s credit rating were to fall below credit ratings thresholds established in the collateral arrangements, the counterparties to the derivatives could request immediate additional collateral coverage up to and including full collateral coverage for derivatives in a net liability position. The aggregate fair value of all derivatives under collateral arrangements that were in a net liability position at December 31, 2018, was $317 million. At December 31, 2018, the Company had $241 million of cash posted as collateral against this net liability position.

NOTE 20	Netting Arrangements for Certain Financial Instruments and Securities Financing
Activities

The Company’s derivative portfolio consists of bilateral over-the-counter trades, certain interest rate derivatives and credit contracts required to be centrally cleared through clearinghouses per current regulations, and exchange-traded positions which may include U.S. Treasury and Eurodollar futures or options on U.S. Treasury futures. Of the Company’s $425.4 billion total notional amount of derivative positions at December 31, 2018, $226.6 billion related to bilateral over-the-counter trades, $181.2 billion related to those centrally cleared through clearinghouses and $17.6 billion related to those that were exchange-traded. The Company’s derivative contracts typically include offsetting rights (referred to as netting arrangements), and depending on expected volume, credit risk, and counterparty preference, collateral maintenance may be required. For all derivatives under collateral support arrangements, fair value is determined daily and, depending on the collateral maintenance requirements, the Company and a counterparty may receive or deliver collateral, based upon the net fair value of all derivative positions between the Company and the counterparty. Collateral is typically cash, but securities may be allowed under collateral arrangements with certain counterparties. Receivables and payables related to cash collateral are included in other assets and other liabilities on the Consolidated Balance Sheet, along with the related derivative asset and liability fair values. Any securities pledged to counterparties as collateral remain on the Consolidated Balance Sheet. Securities received from counterparties as collateral are not recognized on the Consolidated Balance Sheet, unless the counterparty defaults. In general, securities used as collateral can be sold, repledged or otherwise used by the party in possession. No restrictions exist on the use of cash collateral by either party. Refer to Note 19 for further discussion of the Company’s derivatives, including collateral arrangements.

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

Securities transferred to counterparties under repurchase agreements and securities loaned transactions continue to be recognized on the Consolidated Balance Sheet, are measured at fair value, and are included in investment securities or other assets. Securities received from counterparties under reverse repurchase agreements and securities borrowed transactions are not recognized on the Consolidated Balance Sheet unless the counterparty defaults. The securities transferred under repurchase and reverse repurchase transactions typically are U.S. Treasury and agency securities, residential agency mortgage-backed securities or corporate debt securities. The securities loaned or borrowed typically are corporate debt securities traded by the Company’s broker-dealer subsidiary. In general, the securities transferred can be sold, repledged or otherwise used by the party in possession. No restrictions exist on the use of cash collateral by either party. Repurchase/reverse repurchase and securities loaned/borrowed transactions expose the Company to counterparty risk. The Company manages this risk by performing assessments, independent of business line managers, and establishing concentration limits on each counterparty. Additionally, these transactions include collateral arrangements that require the fair values of the underlying securities to be determined daily, resulting in cash being obtained or refunded to counterparties to maintain specified collateral levels.

The following table summarizes the maturities by category of collateral pledged for repurchase agreements and securities loaned transactions:

(Dollars in Millions)	Overnight and Continuous	Less Than 30 Days	30-89 Days	Greater Than 90 Days	Total

December 31, 2018
Repurchase agreements
U.S. Treasury and agencies	$134	$—	$—	$—	$134
Residential agency mortgage-backed securities	565	—	945	470	1,980
Corporate debt securities	480	—	—	—	480
Total repurchase agreements	1,179	—	945	470	2,594
Securities loaned
Corporate debt securities	227	—	—	—	227
Total securities loaned	227	—	—	—	227
Gross amount of recognized liabilities	$1,406	$—	$945	$470	$2,821

December 31, 2017
Repurchase agreements
U.S. Treasury and agencies	$25	$—	$—	$—	$25
Residential agency mortgage-backed securities	644	30	—	—	674
Corporate debt securities	104	—	—	—	104
Total repurchase agreements	773	30	—	—	803
Securities loaned
Corporate debt securities	111	—	—	—	111
Total securities loaned	111	—	—	—	111
Gross amount of recognized liabilities	$884	$30	$—	$—	$914

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

The Company has elected to offset the assets and liabilities under netting arrangements for the balance sheet presentation of the majority of its derivative counterparties. The netting occurs at the counterparty level, and includes all assets and liabilities related to the derivative contracts, including those associated with cash collateral received or delivered. The Company has not elected to offset the assets and liabilities under netting arrangements for the balance sheet presentation of repurchase/reverse repurchase and securities loaned/borrowed transactions.

The following tables provide information on the Company’s netting adjustments, and items not offset on the Consolidated Balance Sheet but available for offset in the event of default:

	Gross Recognized Assets	Gross Amounts Offset on the Consolidated Balance Sheet (a)	Net Amounts Presented on the Consolidated Balance Sheet	Gross Amounts Not Offset on the Consolidated Balance Sheet
(Dollars in Millions)				Financial Instruments (b)	Collateral Received (c)	Net Amount

December 31, 2018
Derivative assets (d)	$1,987	$(942)	$1,045	$(106)	$(16)	$923
Reverse repurchase agreements	205	—	205	(114)	(91)	—
Securities borrowed	1,069	—	1,069	—	(1,039)	30
Total	$3,261	$(942)	$2,319	$(220)	$(1,146)	$953

December 31, 2017
Derivative assets (d)	$1,759	$(652)	$1,107	$(110)	$(5)	$992
Reverse repurchase agreements	24	—	24	(24)	—	—
Securities borrowed	923	—	923	—	(896)	27
Total	$2,706	$(652)	$2,054	$(134)	$(901)	$1,019
(a)	Includes $236 million and $50 million of cash collateral related payables that were netted against derivative assets at December 31, 2018 and 2017, respectively.
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

(c)	Includes the fair value of securities received by the Company from the counterparty. These securities are not included on the Consolidated Balance Sheet unless the counterparty defaults.
(d)	Excludes $23 million and $723 million at December 31, 2018 and 2017, respectively, of derivative assets not subject to netting arrangements.

	Gross Recognized Liabilities	Gross Amounts Offset on the Consolidated Balance Sheet(a)	Net Amounts Presented on the Consolidated Balance Sheet	Gross Amounts Not Offset on the Consolidated Balance Sheet
(Dollars in Millions)				Financial Instruments(b)	Collateral Pledged(c)	Net Amount

December 31, 2018
Derivative liabilities (d)	$1,710	$(946)	$764	$(106)	$—	$658
Repurchase agreements	2,594	—	2,594	(114)	(2,480)	—
Securities loaned	227	—	227	—	(224)	3
Total	$4,531	$(946)	$3,585	$(220)	$(2,704)	$661

December 31, 2017
Derivative liabilities (d)	$1,629	$(1,130)	$499	$(110)	$—	$389
Repurchase agreements	803	—	803	(24)	(779)	—
Securities loaned	111	—	111	—	(110)	1
Total	$2,543	$(1,130)	$1,413	$(134)	$(889)	$390
(a)	Includes $240 million and $528 million of cash collateral related receivables that were netted against derivative liabilities at December 31, 2018 and 2017, respectively.
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

(c)	Includes the fair value of securities pledged by the Company to the counterparty. These securities are included on the Consolidated Balance Sheet unless the Company defaults.
(d)	Excludes $85 million and $738 million at December 31, 2018 and 2017, respectively, of derivative liabilities not subject to netting arrangements.

NOTE 21	Fair Values of Assets and Liabilities

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

–	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category includes MSRs and certain derivative contracts.

Valuation Methodologies

The valuation methodologies used by the Company to measure financial assets and liabilities at fair value are described below. In addition, the following section includes an indication of the level of the fair value hierarchy in which the assets or liabilities are classified. Where appropriate, the description includes information about the valuation models and key inputs to those models. During the years ended December 31, 2018, 2017 and 2016, there were no significant changes to the valuation techniques used by the Company to measure fair value.

Available-For-Sale Investment Securities When quoted market prices for identical securities are available in an active market, these prices are used to determine fair value and these securities are classified within Level 1 of the fair value hierarchy. Level 1 investment securities include U.S. Treasury and exchange-traded securities.

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

Mortgage Loans Held For Sale MLHFS measured at fair value, for which an active secondary market and readily available market prices exist, are initially valued at the transaction price and are subsequently valued by comparison to instruments with similar collateral and risk profiles. MLHFS are classified within Level 2. Included in mortgage banking revenue was a net loss of $60 million, and net gains of $84 million and $33 million for the years ended December 31, 2018, 2017 and 2016, respectively, from the changes to fair value of these MLHFS under fair value option accounting guidance. Changes in fair value due to instrument specific credit risk were immaterial. Interest income for MLHFS is measured based on contractual interest rates and reported as interest income on the Consolidated Statement of Income. Electing to measure MLHFS at fair value reduces certain timing differences and better matches changes in fair value of these assets with changes in the value of the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting.

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

Significant Unobservable Inputs of Level 3 Assets and Liabilities

The following section provides information to facilitate an understanding of the uncertainty in the fair value measurements for the Company’s Level 3 assets and liabilities recorded at fair value on the Consolidated Balance Sheet. This section includes a description of the significant inputs used by the Company and a description of any interrelationships between these inputs. The discussion below excludes nonrecurring fair value measurements of collateral value used for impairment measures for loans and OREO. These valuations utilize third party appraisal or broker price opinions, and are classified as Level 3 due to the significant judgment involved.

Mortgage Servicing Rights The significant unobservable inputs used in the fair value measurement of the Company’s MSRs are expected prepayments and the option adjusted spread that is added to the risk-free rate to discount projected cash flows. Significant increases in either of these inputs in isolation would have resulted in a significantly lower fair value measurement. Significant decreases in either of these inputs in isolation would have resulted in a significantly higher fair value measurement. There is no direct interrelationship between prepayments and option adjusted spread. Prepayment rates generally move in the opposite direction of market interest rates. Option adjusted spread is generally impacted by changes in market return requirements.

The following table shows the significant valuation assumption ranges for MSRs at December 31, 2018:

	Minimum	Maximum	Weighted Average(a)
Expected prepayment	7%	17%	10%
Option adjusted spread	7	10	8
(a)	Determined based on the relative fair value of the related mortgage loans serviced.

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

The significant unobservable inputs used in the fair value measurement of the Company’s derivative commitments to purchase and originate mortgage loans are the percentage of commitments that actually become a closed loan and the MSR value that is inherent in the underlying loan value. A significant increase in the rate of loans that close would have resulted in a larger derivative asset or liability. A significant increase in the inherent MSR value would have resulted in an increase in the derivative asset or a reduction in the derivative liability. Expected loan close rates and the inherent MSR values are directly impacted by changes in market rates and will generally move in the same direction as interest rates.

The following table shows the significant valuation assumption ranges for the Company’s derivative commitments to purchase and originate mortgage loans at December 31, 2018:

	Minimum	Maximum	Weighted Average(a)
Expected loan close rate	4%	100%	78%
Inherent MSR value (basis points per loan)	39	206	115
(a)	Determined based on the relative fair value of the related mortgage loans.

The significant unobservable input used in the fair value measurement of certain of the Company’s asset/liability and customer-related derivatives is the credit valuation adjustment related to the risk of counterparty nonperformance. A significant increase in the credit valuation adjustment would have resulted in a lower fair value measurement. A significant decrease in the credit valuation adjustment would have resulted in a higher fair value measurement. The credit valuation adjustment is impacted by changes in the Company’s assessment of the counterparty’s credit position. At December 31, 2018, the minimum, maximum and weighted average credit valuation adjustment as a percentage of the derivative contract fair value prior to adjustment was 0 percent, 92 percent and 1 percent, respectively.

The significant unobservable inputs used in the fair value measurement of the Visa swaps are management’s estimate of the probability of certain litigation scenarios, and the timing of the resolution of the related litigation loss estimates in excess, or shortfall, of the Company’s proportional share of escrow funds. An increase in the loss estimate or a delay in the resolution of the related litigation would have resulted in an increase in the derivative liability. A decrease in the loss estimate or an acceleration of the resolution of the related litigation would have resulted in a decrease in the derivative liability.

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis:

(Dollars in Millions)	Level 1	Level 2	Level 3	Netting	Total
December 31, 2018
Available-for-sale securities
U.S. Treasury and agencies	$18,585	$672	$–	$–	$19,257
Mortgage-backed securities
Residential agency	–	39,752	–	–	39,752
Commercial agency	–	2	–	–	2
Other asset-backed securities	–	403	–	–	403
Obligations of state and political subdivisions	–	6,701	–	–	6,701
Total available-for-sale	18,585	47,530	–	–	66,115
Mortgage loans held for sale	–	2,035	–	–	2,035
Mortgage servicing rights	–	–	2,791	–	2,791
Derivative assets	–	1,427	583	(942)	1,068
Other assets	392	1,273	–	–	1,665
Total	$18,977	$52,265	$3,374	$(942)	$73,674
Derivative liabilities	$1	$1,291	$503	$(946)	$849
Short-term borrowings and other liabilities(a)	199	1,019	–	–	1,218
Total	$200	$2,310	$503	$(946)	$2,067
December 31, 2017
Available-for-sale securities
U.S. Treasury and agencies	$22,572	$729	$–	$–	$23,301
Mortgage-backed securities
Residential agency	–	38,031	–	–	38,031
Commercial agency	–	6	–	–	6
Other asset-backed securities	–	419	–	–	419
Obligations of state and political subdivisions	–	6,358	–	–	6,358
Other	22	–	–	–	22
Total available-for-sale	22,594	45,543	–	–	68,137
Mortgage loans held for sale	–	3,534	–	–	3,534
Mortgage servicing rights	–	–	2,645	–	2,645
Derivative assets	6	1,960	516	(652)	1,830
Other assets	154	1,163	–	–	1,317
Total	$22,754	$52,200	$3,161	$(652)	$77,463
Derivative liabilities	$–	$1,958	$409	$(1,130)	$1,237
Short-term borrowings and other liabilities(a)	101	894	–	–	995
Total	$101	$2,852	$409	$(1,130)	$2,232

Note: Excluded from the table above are equity investments without readily determinable fair values. The Company has elected to carry these investments at historical cost, adjusted for impairment and any changes resulting from observable price changes for identical or similar investments of the issuer. The aggregate carrying amount of these equity investments was $86 million at December 31, 2018. The Company has not recorded impairments or adjustments for observable price changes on these equity investments during 2018 or on a cumulative basis.

(a)	Primarily represents the Company’s obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.

The following table presents the changes in fair value for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31:

(Dollars in Millions)	Beginning of Period Balance	Net Gains (Losses) Included in Net Income		Net Gains (Losses) Included in Other Comprehensive Income (Loss)		Purchases	Sales	Principal Payments	Issuances		Settlements	End of Period Balance	Net Change in Unrealized Gains (Losses) Relating to Assets and Liabilities Held at End of Period
2018
Mortgage servicing rights	$2,645	$(232	)(c)	$–		$8	$(27)	$–	$397	(e)	$–	$2,791	$(232	)(c)
Net derivative assets and liabilities	107	21	(d)	–		13	(41)	–	–		(20)	80	34	(f)

2017
Available-for-sale securities
Residential non-agency mortgage-backed securities
Prime(a)	$242	$–		$(2)		$–	$(234)	$(6)	$–		$–	$–	$–
Non-prime(b)	195	–		(17)		–	(175)	(3)	–		–	–	–
Other asset-backed securities	2	–		–		–	(2)	–	–		–	–	–
Corporate debt securities	9	–		2		–	(11)	–	–		–	–	–
Total available-for-sale	448	–		(17	)(g)	–	(422)	(9)	–		–	–	–
Mortgage servicing rights	2,591	(404	)(c)	–		13	–	–	445	(e)	–	2,645	(404	)(c)
Net derivative assets and liabilities	171	317	(h)	–		1	(10)	–	–		(372)	107	(52	)(i)

2016
Available-for-sale securities
Residential non-agency mortgage-backed securities
Prime(a)	$318	$(1)		$–		$–	$–	$(75)	$–		$–	$242	$–
Non-prime(b)	240	(1)		(2)		–	–	(42)	–		–	195	(2)
Other asset-backed securities	2	–		–		–	–	–	–		–	2	–
Corporate debt securities	9	–		–		–	–	–	–		–	9	–
Total available-for-sale	569	(2	)(j)	(2	)(g)	–	–	(117)	–		–	448	(2)
Mortgage servicing rights	2,512	(488	)(c)	–		43	–	–	524	(e)	–	2,591	(488	)(c)
Net derivative assets and liabilities	498	332	(k)	–		2	(14)	–	–		(647)	171	(257	)(l)
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

(b)	Includes all securities not meeting the conditions to be designated as prime.
(c)	Included in mortgage banking revenue.
(d)	Approximately $(139) million included in other noninterest income and $160 million included in mortgage banking revenue.
(e)	Represents MSRs capitalized during the period.
(f)	Approximately $14 million included in other noninterest income and $20 million included in mortgage banking revenue.
(g)	Included in changes in unrealized gains and losses on investment securities available-for-sale.
(h)	Approximately $21 million included in other noninterest income and $296 million included in mortgage banking revenue.
(i)	Approximately $(77) million included in other noninterest income and $25 million included in mortgage banking revenue.
(j)	Approximately $(3) million included in securities gains (losses) and $1 million included in interest income.
(k)	Approximately $(77) million included in other noninterest income and $409 million included in mortgage banking revenue.
(l)	Approximately $(276) million included in other noninterest income and $19 million included in mortgage banking revenue.

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

The following table summarizes the balances as of the measurement date of assets measured at fair value on a nonrecurring basis, and still held as of December 31:

	2018				2017
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans(a)	$–	$–	$40	$40	$–	$–	$150	$150
Other assets(b)	–	–	57	57	–	–	31	31
(a)	Represents the carrying value of loans for which adjustments were based on the fair value of the collateral, excluding loans fully charged-off.
(b)	Primarily represents the fair value of foreclosed properties that were measured at fair value based on an appraisal or broker price opinion of the collateral subsequent to their initial acquisition.

The following table summarizes losses recognized related to nonrecurring fair value measurements of individual assets or portfolios for the years ended December 31:

(Dollars in Millions)	2018	2017	2016
Loans(a)	$83	$171	$192
Other assets(b)	26	20	32
(a)	Represents write-downs of loans which were based on the fair value of the collateral, excluding loans fully charged-off.
(b)	Primarily represents related losses of foreclosed properties that were measured at fair value subsequent to their initial acquisition.

Fair Value Option

The following table summarizes the differences between the aggregate fair value carrying amount of MLHFS for which the fair value option has been elected and the aggregate unpaid principal amount that the Company is contractually obligated to receive at maturity as of December 31:

	2018			2017
(Dollars in Millions)	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal
Total loans	$2,035	$1,972	$63	$3,534	$3,434	$100
Nonaccrual loans	2	2	–	1	2	(1)
Loans 90 days or more past due	–	–	–	1	1	–

Fair Value of Financial Instruments

The following section summarizes the estimated fair value for financial instruments accounted for at amortized cost as of December 31, 2018 and 2017. In accordance with disclosure guidance related to fair values of financial instruments, the Company did not include assets and liabilities that are not financial instruments, such as the value of goodwill, long-term relationships with deposit, credit card, merchant processing and trust customers, other purchased intangibles, premises and equipment, deferred taxes and other liabilities. Additionally, in accordance with the disclosure guidance, receivables and payables due in one year or less, insurance contracts, equity investments not accounted for at fair value, and deposits with no defined or contractual maturities are excluded.

The estimated fair values of the Company’s financial instruments as of December 31, are shown in the table below:

	2018					2017
	Carrying Amount	Fair Value				Carrying Amount	Fair Value
(Dollars in Millions)		Level 1	Level 2	Level 3	Total		Level 1	Level 2	Level 3	Total

Financial Assets
Cash and due from banks	$21,453	$21,453	$–	$–	$21,453	$19,505	$19,505	$–	$–	$19,505
Federal funds sold and securities purchased under resale agreements	306	–	306	–	306	93	–	93	–	93
Investment securities held-to-maturity	46,050	4,594	40,359	11	44,964	44,362	4,613	39,095	15	43,723
Loans held for sale(a)	21	–	–	21	21	20	–	–	20	20
Loans	282,837	–	–	284,790	284,790	276,507	–	–	279,391	279,391
Other	2,412	–	1,241	1,171	2,412	2,393	–	1,037	1,364	2,401

Financial Liabilities
Time deposits	44,554	–	44,140	–	44,140	33,356	–	33,120	–	33,120
Short-term borrowings(b)	12,921	–	12,678	–	12,678	15,656	–	15,447	–	15,447
Long-term debt	41,340	–	41,003	–	41,003	32,259	–	32,377	–	32,377
Other	1,726	–	–	1,726	1,726	1,556	–	–	1,556	1,556

(a)	Excludes mortgages held for sale for which the fair value option under applicable accounting guidance was elected.
(b)	Excludes the Company’s obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.

The fair value of unfunded commitments, deferred non-yield related loan fees, standby letters of credit and other guarantees is approximately equal to their carrying value. The carrying value of unfunded commitments, deferred non-yield related loan fees and standby letters of credit was $532 million and $555 million at December 31, 2018 and 2017, respectively. The carrying value of other guarantees was $263 million and $192 million at December 31, 2018 and 2017, respectively.

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

In October 2012, Visa signed a settlement agreement to resolve class action claims associated with the multi-district interchange litigation pending in the United States District Court for the Eastern District of New York (the “Multi-District Litigation”). The U.S. Court of Appeals for the Second Circuit reversed the approval of that settlement and remanded the matter to the district court. In September 2018, Visa signed a new settlement agreement, superseding the original settlement agreement, to resolve class action claims associated with the Multi-District Litigation. The new settlement is still subject to court approval. In conjunction with the new settlement agreement, the Class B conversion ratio was reduced by an insignificant amount, and there was no other impact to the Company.

During 2018, the Company sold 1.4 million of its Class B shares. Upon final settlement of the Visa Litigation, the remaining 1.3 million Class B shares held by the Company will be eligible for conversion to Class A shares of Visa Inc., which are publicly traded. The Class B shares are excluded from the Company’s financial instruments disclosures included in Note 21.

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

The contract or notional amounts of unfunded commitments to extend credit at December 31, 2018, excluding those commitments considered derivatives, were as follows:

	Term
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Commercial and commercial real estate loans	$30,516	$101,975	$132,491
Corporate and purchasing card loans(a)	26,391	—	26,931
Residential mortgages	211	3	214
Retail credit card loans(a)	110,707	—	110,707
Other retail loans	13,634	24,123	37,757
Other	6,229	—	6,229
(a)	Primarily cancelable at the Company’s discretion.

Lease Commitments Rental expense for operating leases totaled $351 million in 2018, $338 million in 2017 and $326 million in 2016. Future minimum payments, net of sublease rentals, under capitalized leases and noncancelable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 2018:

(Dollars in Millions)	Capitalized Leases	Operating Leases
2019	$17	$291
2020	15	259
2021	13	232
2022	10	195
2023	9	153
Thereafter	37	482

Total minimum lease payments	101	$1,612
Less amount representing interest	35

Present value of net minimum lease payments	$66

Other Guarantees and Contingent Liabilities

The following table is a summary of other guarantees and contingent liabilities of the Company at December 31, 2018:

(Dollars in Millions)	Collateral Held	Carrying Amount	Maximum Potential Future Payments
Standby letters of credit	$—	$54	$11,305
Third party borrowing arrangements	—	—	7
Securities lending indemnifications	3,666	—	3,600
Asset sales	—	117	7,508
Merchant processing	647	47	103,273
Tender option bond program guarantee	2,399	—	2,332
Minimum revenue guarantees	—	—	4
Other	—	99	1,368

Letters of Credit Standby letters of credit are commitments the Company issues to guarantee the performance of a customer to a third party. The guarantees frequently support public and private borrowing arrangements, including commercial paper issuances, bond financings and other similar transactions. The Company also issues and confirms commercial letters of credit on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer’s or counterparty’s nonperformance, the Company’s credit loss exposure is similar to that in any extension of credit, up to the letter’s contractual amount. Management assesses the borrower’s credit to determine the necessary collateral, which may include marketable securities, receivables, inventory, equipment and real estate. Since the conditions requiring the Company to fund letters of credit may not occur, the Company expects its liquidity requirements to be less than the total outstanding commitments. The maximum potential future payments guaranteed by the Company under standby letter of credit arrangements at December 31, 2018, were approximately $11.3 billion with a weighted-average term of approximately 20 months. The estimated fair value of standby letters of credit was approximately $54 million at December 31, 2018.

The contract or notional amount of letters of credit at December 31, 2018, were as follows:

	Term
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Standby	$5,501	$5,805	$11,306
Commercial	412	28	440

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

Third Party Borrowing Arrangements The Company provides guarantees to third parties as a part of certain subsidiaries’ borrowing arrangements. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $7 million at December 31, 2018.

Commitments from Securities Lending The Company participates in securities lending activities by acting as the customer’s agent involving the loan of securities. The Company indemnifies customers for the difference between the fair value of the securities lent and the fair value of the collateral received. Cash collateralizes these transactions. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $3.6 billion at December 31, 2018, and represent the fair value of the securities lent to third parties. At December 31, 2018, the Company held $3.7 billion of cash as collateral for these arrangements.

Asset Sales The Company has provided guarantees to certain third parties in connection with the sale or syndication of certain assets, primarily loan portfolios and tax-advantaged investments. These guarantees are generally in the form of asset buy-back or make-whole provisions that are triggered upon a credit event or a change in the tax-qualifying status of the related projects, as applicable, and remain in effect until the loans are collected or final tax credits are realized, respectively. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $7.5 billion at December 31, 2018, and represented the proceeds received from the buyer or the guaranteed portion in these transactions where the buy-back or make-whole provisions have not yet expired. At December 31, 2018, the Company had reserved $126 million for potential losses related to the sale or syndication of tax-advantaged investments.

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

The Company regularly sells loans to GSEs as part of its mortgage banking activities. The Company provides customary representations and warranties to GSEs in conjunction with these sales. These representations and warranties generally require the Company to repurchase assets if it is subsequently determined that a loan did not meet specified criteria, such as a documentation deficiency or rescission of mortgage insurance. If the Company is unable to cure or refute a repurchase request, the Company is generally obligated to repurchase the loan or otherwise reimburse the counterparty for losses. At December 31, 2018, the Company had reserved $10 million for potential losses from representation and warranty obligations, compared with $13 million at December 31, 2017. The Company’s reserve reflects management’s best estimate of losses for representation and warranty obligations. The Company’s repurchase reserve is modeled at the loan level, taking into consideration the individual credit quality and borrower activity that has transpired since origination. The model applies credit quality and economic risk factors to derive a probability of default and potential repurchase that are based on the Company’s historical loss experience, and estimates loss severity based on expected collateral value. The Company also considers qualitative factors that may result in anticipated losses differing from historical loss trends.

As of December 31, 2018 and 2017, the Company had $15 million and $9 million, respectively, of unresolved representation and warranty claims from GSEs. The Company does not have a significant amount of unresolved claims from investors other than GSEs.

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

A cardholder, through its issuing bank, generally has until the later of up to four months after the date the transaction is processed or the receipt of the product or service to present a charge-back to the Company as the merchant processor. The absolute maximum potential liability is estimated to be the total volume of credit card transactions that meet the associations’ requirements to be valid charge-back transactions at any given time. Management estimates that the maximum potential exposure for charge-backs would approximate the total amount of merchant transactions processed through the credit card associations for the last four months. For the last four months of 2018 this amount totaled approximately $103.3 billion. In most cases, this contingent liability is unlikely to arise, as most products and services are delivered when purchased and amounts are refunded when items are returned to merchants. However, where the product or service has been purchased but is not provided until a future date (“future delivery”), the potential for this contingent liability increases. To mitigate this risk, the Company may require the merchant to make an escrow deposit, place maximum volume limitations on future delivery transactions processed by the merchant at any point in time, or require various credit enhancements (including letters of credit and bank guarantees). Also, merchant processing contracts may include event triggers to provide the Company more financial and operational control in the event of financial deterioration of the merchant.

The Company currently processes card transactions in the United States, Canada, Europe and Mexico through wholly-owned subsidiaries and joint ventures with other financial institutions. In the event a merchant was unable to fulfill product or services subject to future delivery, such as airline tickets, the Company could become financially liable for refunding the purchase price of such products or services purchased through the credit card associations under the charge-back provisions. Charge-back risk related to these merchants is evaluated in a manner similar to credit risk assessments and, as such, merchant processing contracts contain various provisions to protect the Company in the event of default. At December 31, 2018, the value of airline tickets purchased to be delivered at a future date through card transactions processed by the Company was $7.1 billion. The Company held collateral of $473 million in escrow deposits, letters of credit and indemnities from financial institutions, and liens on various assets. In addition to specific collateral or other credit enhancements, the Company maintains a liability for its implied guarantees associated with future delivery. At December 31, 2018, the liability was $35 million primarily related to these airline processing arrangements.

In the normal course of business, the Company has unresolved charge-backs. The Company assesses the likelihood of its potential liability based on the extent and nature of unresolved charge-backs and its historical loss experience. At December 31, 2018, the Company held $174 million of merchant escrow deposits as collateral and had a recorded liability for potential losses of $12 million.

Tender Option Bond Program Guarantee As discussed in Note 7, the Company sponsors a municipal bond securities tender option bond program and consolidates the program’s entities on its Consolidated Balance Sheet. The Company provides financial performance guarantees related to the program’s entities. At December 31, 2018, the Company guaranteed $2.3 billion of borrowings of the program’s entities, included on the Consolidated Balance Sheet in short-term borrowings. The Company also included on its Consolidated Balance Sheet the related $2.4 billion of available-for-sale investment securities serving as collateral for this arrangement.

Minimum Revenue Guarantees In the normal course of business, the Company may enter into revenue share agreements with third party business partners who generate customer referrals or provide marketing or other services related to the generation of revenue. In certain of these agreements, the Company may guarantee that a minimum amount of revenue share payments will be made to the third party over a specified period of time. At December 31, 2018, the maximum potential future payments required to be made by the Company under these agreements were $4 million.

Other Guarantees and Commitments As of December 31, 2018, the Company sponsored, and owned 100 percent of the common equity of, USB Capital IX, a wholly-owned unconsolidated trust, formed for the purpose of issuing redeemable Income Trust Securities (“ITS”) to third party investors, originally investing the proceeds in junior subordinated debt securities (“Debentures”) issued by the Company and entering into stock purchase contracts to purchase the Company’s preferred stock in the future. As of December 31, 2018, all of the Debentures issued by the Company have either matured or been retired. Total assets of USB Capital IX were $682 million at December 31, 2018, consisting primarily of the Company’s Series A Preferred Stock. The Company’s obligations under the transaction documents, taken together, have the effect of providing a full and unconditional guarantee by the Company, on a junior subordinated basis, of the payment obligations of the trust to third party investors totaling $681 million at December 31, 2018.

The Company has also made other financial performance guarantees and commitments primarily related to the operations of its subsidiaries. At December 31, 2018, the maximum potential future payments guaranteed or committed by the Company under these arrangements were approximately $687 million.

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

Litigation Matters In the last several years, the Company and other large financial institutions have been sued in their capacity as trustee for residential mortgage–backed securities trusts. In the lawsuits brought against the Company, the investors allege that the Company’s banking subsidiary, U.S. Bank National Association (“U.S. Bank”), as trustee caused them to incur substantial losses by failing to enforce loan repurchase obligations and failing to abide by appropriate standards of care after events of default allegedly occurred. The plaintiffs in these matters seek monetary damages in unspecified amounts and most also seek equitable relief.

Regulatory Matters The Company is continually subject to examinations, inquiries and investigations in areas of heightened regulatory scrutiny, such as compliance, risk management, third party risk management and consumer protection. For example, the Company is currently subject to examinations, inquiries and investigations by government agencies and bank regulators concerning mortgage-related practices, including those related to lender-placed insurance, and notices and filings in bankruptcy cases. The Company is cooperating fully with all pending examinations, inquiries and investigations, any of which could lead to administrative or legal proceedings or settlements. Remedies in these proceedings or settlements may include fines, penalties, restitution or alterations in the Company’s business practices (which may increase the Company’s operating expenses and decrease its revenue).

In October 2015, U.S. Bank entered into a Consent Order with the Office of the Comptroller of the Currency (“OCC”) concerning deficiencies in its Bank Secrecy Act/anti-money laundering compliance program, and requiring an ongoing review of that program. The OCC terminated this Consent Order in late 2018.

In February 2018, the Company entered into a deferred prosecution agreement (the “DPA”) with the United States Attorney’s Office in Manhattan that resolved its investigation of the Company concerning a legacy banking relationship between U.S. Bank and payday lending businesses associated with a former customer and U.S. Bank’s legacy Bank Secrecy Act/anti-money laundering compliance program. The DPA defers prosecution for a period of two years, subject to the Company’s compliance with its terms, which include ongoing efforts to implement and maintain an adequate Bank Secrecy Act/anti-money laundering compliance program. If the Company violates the DPA, its term could be extended up to an additional one year, or the Company could be subject to a prosecution or civil action based on the matters that are the subject of the DPA. In addition, the Company and certain of its affiliates entered into related regulatory settlements with the Financial Crimes Enforcement Network and the Board of Governors of the Federal Reserve System. If the Company and its affiliates fail to satisfy ongoing obligations under these regulatory settlements, which include ongoing commitments to provide resources to, and enhance, the Company’s firm wide Bank Secrecy Act/anti-money laundering compliance program, the Company and its affiliates may be required to enter into further orders and settlements, pay additional fines or penalties, or modify their business practices (which may increase operating expenses and decrease revenue).

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

NOTE 23	U.S. Bancorp (Parent Company)

Condensed Balance Sheet

At December 31 (Dollars in Millions)	2018	2017

Assets
Due from banks, principally interest-bearing	$9,969	$9,157
Available-for-sale securities	921	963
Investments in bank subsidiaries	47,549	46,435
Investments in nonbank subsidiaries	2,568	2,540
Advances to bank subsidiaries	3,800	3,300
Advances to nonbank subsidiaries	2,543	2,055
Other assets	813	1,079

Total assets	$68,163	$65,529

Liabilities and Shareholders’ Equity
Short-term funds borrowed	$—	$1
Long-term debt	16,291	15,769
Other liabilities	843	719
Shareholders’ equity	51,029	49,040

Total liabilities and shareholders’ equity	$68,163	$65,529

Condensed Income Statement

Year Ended December 31 (Dollars in Millions)	2018	2017	2016

Income
Dividends from bank subsidiaries	$5,300	$4,800	$2,100
Dividends from nonbank subsidiaries	6	5	4
Interest from subsidiaries	220	159	140
Other income	33	41	57

Total income	5,559	5,005	2,301

Expense
Interest expense	471	402	327
Other expense	133	124	123

Total expense	604	526	450

Income before income taxes and equity in undistributed income of subsidiaries	4,955	4,479	1,851
Applicable income taxes	(91)	(176)	(97)

Income of parent company	5,046	4,655	1,948
Equity in undistributed income of subsidiaries	2,050	1,563	3,940

Net income attributable to U.S. Bancorp	$7,096	$6,218	$5,888

Condensed Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2018	2017	2016

Operating Activities
Net income attributable to U.S. Bancorp	$7,096	$6,218	$5,888
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed income of subsidiaries	(2,050)	(1,563)	(3,940)
Other, net	359	(125)	75

Net cash provided by operating activities	5,405	4,530	2,023

Investing Activities
Proceeds from sales and maturities of investment securities	39	100	232
Purchases of investment securities	(10)	(844)	(120)
Net increase in short-term advances to subsidiaries	(488)	(790)	(442)
Long-term advances to subsidiaries	(500)	—	(750)
Principal collected on long-term advances to subsidiaries	—	500	100
Other, net	304	(12)	(12)

Net cash used in investing activities	(655)	(1,046)	(992)

Financing Activities
Net decrease in short-term borrowings	(1)	(21)	(3)
Proceeds from issuance of long-term debt	2,100	3,920	3,550
Principal payments or redemption of long-term debt	(1,500)	(1,250)	(1,926)
Proceeds from issuance of preferred stock	565	993	—
Proceeds from issuance of common stock	86	159	355
Repurchase of preferred stock	—	(1,085)	—
Repurchase of common stock	(2,822)	(2,631)	(2,556)
Cash dividends paid on preferred stock	(274)	(284)	(267)
Cash dividends paid on common stock	(2,092)	(1,928)	(1,810)

Net cash used in financing activities	(3,938)	(2,127)	(2,657)

Change in cash and due from banks	812	1,357	(1,626)
Cash and due from banks at beginning of year	9,157	7,800	9,426

Cash and due from banks at end of year	$9,969	$9,157	$7,800

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

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2018 through the date the consolidated financial statements were filed with the United States Securities and Exchange Commission. Based on this evaluation, the Company has determined none of these events were required to be recognized or disclosed in the consolidated financial statements and related notes.

U.S. Bancorp

Consolidated Balance Sheet—Five Year Summary (Unaudited)

At December 31 (Dollars in Millions)	2018	2017	2016	2015	2014	% Change 2018 v 2017

Assets
Cash and due from banks	$21,453	$19,505	$15,705	$11,147	$10,654	10.0%
Held-to-maturity securities	46,050	44,362	42,991	43,590	44,974	3.8
Available-for-sale securities	66,115	68,137	66,284	61,997	56,069	(3.0)
Loans held for sale	2,056	3,554	4,826	3,184	4,792	(42.1)
Loans	286,810	280,432	273,207	260,849	247,851	2.3
Less allowance for loan losses	(3,973)	(3,925)	(3,813)	(3,863)	(4,039)	(1.2)
Net loans	282,837	276,507	269,394	256,986	243,812	2.3
Other assets	48,863	49,975	46,764	44,949	42,228	(2.2)
Total assets	$467,374	$462,040	$445,964	$421,853	$402,529	1.2

Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$81,811	$87,557	$86,097	$83,766	$77,323	(6.6)%
Interest-bearing	263,664	259,658	248,493	216,634	205,410	1.5
Total deposits	345,475	347,215	334,590	300,400	282,733	(.5)
Short-term borrowings	14,139	16,651	13,963	27,877	29,893	(15.1)
Long-term debt	41,340	32,259	33,323	32,078	32,260	28.2
Other liabilities	14,763	16,249	16,155	14,681	13,475	(9.1)
Total liabilities	415,717	412,374	398,031	375,036	358,361	.8
Total U.S. Bancorp shareholders’ equity	51,029	49,040	47,298	46,131	43,479	4.1
Noncontrolling interests	628	626	635	686	689	.3
Total equity	51,657	49,666	47,933	46,817	44,168	4.0
Total liabilities and equity	$467,374	$462,040	$445,964	$421,853	$402,529	1.2

U.S. Bancorp

Consolidated Statement of Income — Five-Year Summary (Unaudited)

Year Ended December 31 (Dollars in Millions)	2018	2017	2016	2015	2014	% Change 2018 v 2017

Interest Income
Loans	$13,120	$11,788	$10,777	$10,034	$10,101	11.3%
Loans held for sale	165	144	154	206	128	14.6
Investment securities	2,616	2,232	2,078	2,001	1,866	17.2
Other interest income	272	182	125	136	121	49.5

Total interest income	16,173	14,346	13,134	12,377	12,216	12.7

Interest Expense
Deposits	1,869	1,041	622	457	465	79.5
Short-term borrowings	378	141	92	70	77	*
Long-term debt	1,007	784	754	699	725	28.4

Total interest expense	3,254	1,966	1,468	1,226	1,267	65.5

Net interest income	12,919	12,380	11,666	11,151	10,949	4.4
Provision for credit losses	1,379	1,390	1,324	1,132	1,229	(.8)

Net interest income after provision for credit losses	11,540	10,990	10,342	10,019	9,720	5.0

Noninterest Income
Credit and debit card revenue	1,401	1,289	1,206	1,095	1,036	8.7
Corporate payment products revenue	644	575	541	533	538	12.0
Merchant processing services	1,531	1,486	1,498	1,468	1,437	3.0
ATM processing services	308	303	277	259	262	1.7
Trust and investment management fees	1,619	1,522	1,427	1,321	1,252	6.4
Deposit service charges	762	732	706	683	675	4.1
Treasury management fees	594	618	583	561	545	(3.9)
Commercial products revenue	895	954	971	918	884	(6.2)
Mortgage banking revenue	720	834	979	906	1,009	(13.7)
Investment products fees	188	173	169	197	202	8.7
Securities gains (losses), net	30	57	22	—	3	(47.4)
Other	910	774	911	877	1,032	17.6

Total noninterest income	9,602	9,317	9,290	8,818	8,875	3.1

Noninterest Expense
Compensation	6,162	5,746	5,212	4,812	4,523	7.2
Employee benefits	1,231	1,134	1,008	970	906	8.6
Net occupancy and equipment	1,063	1,019	988	991	987	4.3
Professional services	407	419	502	423	414	(2.9)
Marketing and business development	429	542	435	360	381	(20.8)
Technology and communications	978	903	877	816	792	8.3
Postage, printing and supplies	324	323	311	297	328	.3
Other intangibles	161	175	179	174	199	(8.0)
Other	1,709	2,529	2,015	1,964	2,070	(32.4)

Total noninterest expense	12,464	12,790	11,527	10,807	10,600	(2.5)

Income before income taxes	8,678	7,517	8,105	8,030	7,995	15.4
Applicable income taxes	1,554	1,264	2,161	2,097	2,087	22.9

Net income	7,124	6,253	5,944	5,933	5,908	13.9
Net (income) loss attributable to noncontrolling interests	(28)	(35)	(56)	(54)	(57)	20.0

Net income attributable to U.S. Bancorp	$7,096	$6,218	$5,888	$5,879	$5,851	14.1

Net income applicable to U.S. Bancorp common shareholders	$6,784	$5,913	$5,589	$5,608	$5,583	14.7

*	Not meaningful

U.S. Bancorp

Quarterly Consolidated Financial Data (Unaudited)

	2018				2017
(Dollars in Millions, Except Per Share Data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Interest Income
Loans	$3,095	$3,197	$3,353	$3,475	$2,790	$2,889	$3,049	$3,060
Loans held for sale	33	39	36	57	35	29	40	40
Investment securities	613	653	661	689	530	555	568	579
Other interest income	50	59	73	90	38	46	47	51
Total interest income	3,791	3,948	4,123	4,311	3,393	3,519	3,704	3,730

Interest Expense
Deposits	345	427	491	606	199	238	293	311
Short-term borrowings	75	86	104	113	24	33	39	45
Long-term debt	203	238	277	289	190	199	196	199
Total interest expense	623	751	872	1,008	413	470	528	555
Net interest income	3,168	3,197	3,251	3,303	2,980	3,049	3,176	3,175
Provision for credit losses	341	327	343	368	345	350	360	335
Net interest income after provision for credit losses	2,827	2,870	2,908	2,935	2,635	2,699	2,816	2,840

Noninterest Income
Credit and debit card revenue	324	351	344	382	299	330	318	342
Corporate payment products revenue	154	158	169	163	137	140	150	148
Merchant processing services	363	387	392	389	354	381	377	374
ATM processing services	79	90	85	54	71	75	77	80
Trust and investment management fees	398	401	411	409	368	380	380	394
Deposit service charges	182	183	198	199	172	179	187	194
Treasury management fees	150	155	146	143	153	160	153	152
Commercial products revenue	220	234	216	225	247	243	240	224
Mortgage banking revenue	184	191	174	171	207	212	213	202
Investment products fees	46	47	47	48	42	44	42	45
Securities gains (losses), net	5	10	10	5	29	9	9	10
Other	167	207	226	310	180	195	194	205
Total noninterest income	2,272	2,414	2,418	2,498	2,259	2,348	2,340	2,370

Noninterest Expense
Compensation	1,523	1,542	1,529	1,568	1,391	1,416	1,440	1,499
Employee benefits	330	299	294	308	301	274	268	291
Net occupancy and equipment	265	262	270	266	247	255	258	259
Professional services	83	95	96	133	96	105	104	114
Marketing and business development	97	111	106	115	90	109	92	251
Technology and communications	235	242	247	254	217	223	227	236
Postage, printing and supplies	80	80	84	80	81	81	82	79
Other intangibles	39	40	41	41	44	43	44	44
Other	403	414	377	515	442	478	483	1,126
Total noninterest expense	3,055	3,085	3,044	3,280	2,909	2,984	2,998	3,899
Income before income taxes	2,044	2,199	2,282	2,153	1,985	2,063	2,158	1,311
Applicable income taxes	362	441	460	291	499	551	589	(375)
Net income	1,682	1,758	1,822	1,862	1,486	1,512	1,569	1,686
Net (income) loss attributable to noncontrolling interests	(7)	(8)	(7)	(6)	(13)	(12)	(6)	(4)
Net income attributable to U.S. Bancorp	$1,675	$1,750	$1,815	$1,856	$1,473	$1,500	$1,563	$1,682
Net income applicable to U.S. Bancorp common shareholders	$1,597	$1,678	$1,732	$1,777	$1,387	$1,430	$1,485	$1,611
Earnings per common share	$.97	$1.02	$1.06	$1.10	$.82	$.85	$.89	$.97
Diluted earnings per common share	$.96	$1.02	$1.06	$1.10	$.82	$.85	$.88	$.97

U.S. Bancorp

Supplemental Financial Data (Unaudited)

Earnings Per Common Share Summary	2018	2017	2016	2015	2014
Earnings per common share	$4.15	$3.53	$3.25	$3.18	$3.10
Diluted earnings per common share	4.14	3.51	3.24	3.16	3.08
Dividends declared per common share	1.340	1.160	1.070	1.010	.965
Ratios
Return on average assets	1.55%	1.39%	1.36%	1.44%	1.54%
Return on average common equity	15.4	13.8	13.4	14.0	14.7
Average total U.S. Bancorp shareholders’ equity to average assets	10.9	10.8	10.9	11.0	11.3
Dividends per common share to net income per common share	32.3	32.9	32.9	31.8	31.1
Other Statistics (Dollars and Shares in Millions)
Common shares outstanding(a)	1,608	1,656	1,697	1,745	1,786
Average common shares outstanding and common stock equivalents
Earnings per common share	1,634	1,677	1,718	1,764	1,803
Diluted earnings per common share	1,638	1,683	1,724	1,772	1,813
Number of shareholders(b)	35,154	36,841	38,794	40,666	44,114
Common dividends declared	$2,190	$1,950	$1,842	$1,785	$1,745
(a)	Defined as total common shares less common stock held in treasury at December 31.
(b)	Based on number of common stock shareholders of record at December 31.

The common stock of U.S. Bancorp is traded on the New York Stock Exchange, under the ticker symbol “USB.” At January 31, 2019, there were 35,093 holders of record of the Company’s common stock.

Stock Performance Chart

The following chart compares the cumulative total shareholder return on the Company’s common stock during the five years ended December 31, 2018, with the cumulative total return on the Standard & Poor’s 500 Index and the KBW Bank Index. The comparison assumes $100 was invested on December 31, 2013, in the Company’s common stock and in each of the foregoing indices and assumes the reinvestment of all dividends. The comparisons in the graph are based upon historical data and are not indicative of, nor intended to forecast, future performance of the Company’s common stock.

U.S. Bancorp

Consolidated Daily Average Balance Sheet and Related Yields and Rates(a) (Unaudited)

	2018			2017
Year Ended December 31 (Dollars in Millions)	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates
Assets
Investment securities	$113,940	$2,674	2.35%	$111,820	$2,328	2.08%
Loans held for sale	3,230	165	5.12	3,574	144	4.04
Loans(b)
Commercial	98,854	3,795	3.84	95,904	3,131	3.26
Commercial real estate	39,977	1,881	4.71	42,077	1,788	4.25
Residential mortgages	61,893	2,366	3.82	58,784	2,180	3.71
Credit card	21,672	2,545	11.74	20,906	2,358	11.28
Other retail	56,136	2,466	4.39	55,416	2,272	4.10
Covered loans	2,169	134	6.17	3,450	175	5.07
Total loans	280,701	13,187	4.70	276,537	11,904	4.30
Other earning assets	17,196	272	1.58	14,490	183	1.26
Total earning assets	415,067	16,298	3.93	406,421	14,559	3.58
Allowance for loan losses	(3,939)			(3,862)
Unrealized gain (loss) on investment securities	(1,650)			(348)
Other assets	47,536			46,371
Total assets	$457,014			$448,582
Liabilities and Shareholders’ Equity
Noninterest-bearing deposits	$78,196			$81,933
Interest-bearing deposits
Interest checking	70,154	150	.21	67,953	84	.12
Money market savings	101,732	1,078	1.06	106,476	644	.61
Savings accounts	44,713	56	.13	43,393	32	.07
Time deposits	38,667	585	1.51	33,759	281	.83
Total interest-bearing deposits	255,266	1,869	.73	251,581	1,041	.41
Short-term borrowings	21,790	387	1.78	15,022	149	1.00
Long-term debt	37,450	1,007	2.69	35,601	784	2.20
Total interest-bearing liabilities	314,506	3,263	1.04	302,204	1,974	.65
Other liabilities	13,921			15,348
Shareholders’ equity
Preferred equity	5,636			5,490
Common equity	44,127			42,976
Total U.S. Bancorp shareholders’ equity	49,763			48,466
Noncontrolling interests	628			631
Total equity	50,391			49,097
Total liabilities and equity	$457,014			$448,582
Net interest income		$13,035			$12,585
Gross interest margin			2.89%			2.93%
Gross interest margin without taxable-equivalent increments			2.86%			2.88%
Percent of Earning Assets
Interest income			3.93%			3.58%
Interest expense			.79			.48
Net interest margin			3.14%			3.10%
Net interest margin without taxable-equivalent increments			3.11%			3.05%
*	Not meaningful
(a)	Interest and rates are presented on a fully taxable-equivalent basis based on a federal income tax rate of 21 percent for 2018 and 35 percent for 2017, 2016, 2015 and 2014.
(b)	Interest income and rates on loans include loan fees. Nonaccrual loans are included in average loan balances.

2016			2015			2014			2018 v 2017
Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	% Change Average Balances

$107,922	$2,181	2.02%	$103,161	$2,120	2.06%	$90,327	$1,991	2.21%	1.9%
4,181	154	3.70	5,784	206	3.56	3,148	128	4.08	(9.6)

92,043	2,596	2.82	84,083	2,281	2.71	75,734	2,228	2.94	3.1
43,040	1,698	3.94	42,415	1,650	3.89	40,592	1,575	3.88	(5.0)
55,682	2,070	3.72	51,840	1,966	3.79	51,818	2,001	3.86	5.3
20,490	2,204	10.76	18,057	1,944	10.77	17,635	1,805	10.23	3.7
52,330	2,114	4.04	49,079	2,020	4.12	48,353	2,141	4.43	1.3
4,226	200	4.73	4,985	271	5.42	7,560	452	5.97	(37.1)
267,811	10,882	4.06	250,459	10,132	4.05	241,692	10,202	4.22	1.5
9,963	125	1.26	8,041	136	1.69	5,827	121	2.08	18.7
389,877	13,342	3.42	367,445	12,594	3.43	340,994	12,442	3.65	2.1
(3,837)			(4,035)			(4,187)			(2.0)
593			710			466			*
46,680			44,745			42,731			2.5
$433,313			$408,865			$380,004			1.9

$81,176			$79,203			$73,455			(4.6)%

61,726	42	.07	55,974	30	.05	53,248	35	.07	3.2
96,518	349	.36	79,266	192	.24	63,977	117	.18	(4.5)
40,382	34	.09	37,150	40	.11	34,196	46	.14	3.0
33,008	197	.60	35,558	195	.55	41,764	267	.64	14.5
231,634	622	.27	207,948	457	.22	193,185	465	.24	1.5
19,906	97	.49	27,960	74	.27	30,252	81	.27	45.1
36,220	754	2.08	33,566	699	2.08	26,535	725	2.73	5.2
287,760	1,473	.51	269,474	1,230	.46	249,972	1,271	.51	4.1
16,389			14,686			13,053			(9.3)

5,501			4,836			4,756			2.7
41,838			39,977			38,081			2.7
47,339			44,813			42,837			2.7
649			689			687			(.5)
47,988			45,502			43,524			2.6
$433,313			$408,865			$380,004			1.9
	$11,869			$11,364			$11,171
		2.91%			2.97%			3.14%
		2.86%			2.91%			3.07%

		3.42%			3.43%			3.65%
		.38			.34			.37
		3.04%			3.09%			3.28%
		2.99%			3.03%			3.21%

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

U.S. Bancorp’s banking subsidiary, U.S. Bank National Association, is engaged in the general banking business, principally in domestic markets. U.S. Bank National Association, with $356 billion in deposits at December 31, 2018, provides a wide range of products and services to individuals, businesses, institutional organizations, governmental entities and other financial institutions. Commercial and consumer lending services are principally offered to customers within the Company’s domestic markets, to domestic customers with foreign operations and to large national customers operating in specific industries targeted by the Company. Lending services include traditional credit products as well as credit card services, lease financing and import/export trade, asset-backed lending, agricultural finance and other products. Depository services include checking accounts, savings accounts and time certificate contracts. Ancillary services such as capital markets, treasury management and receivable lock-box collection are provided to corporate customers. U.S. Bancorp’s bank and trust subsidiaries provide a full range of asset management and fiduciary services for individuals, estates, foundations, business corporations and charitable organizations.

Other U.S. Bancorp non-banking subsidiaries offer investment and insurance products to the Company’s customers principally within its domestic markets, and fund administration services to a broad range of mutual and other funds.

Banking and investment services are provided through a network of 3,018 banking offices principally operating in the Midwest and West regions of the United States, through on-line services and over mobile devices. The Company operates a network of 4,681 ATMs and provides 24-hour, seven day a week telephone customer service. Mortgage banking services are provided through banking offices and loan production offices throughout the Company’s domestic markets. Lending products may be originated through banking offices, indirect correspondents, brokers or other lending sources. The Company is also one of the largest providers of corporate and purchasing card services and corporate trust services in the United States. A wholly-owned subsidiary, Elavon, Inc. (“Elavon”), provides domestic merchant processing services directly to merchants and through a network of banking affiliations. Wholly-owned subsidiaries, and affiliates of Elavon, provide similar merchant services in Canada, Mexico and segments of Europe. The

Company also provides corporate trust and fund administration services in Europe. These foreign operations are not significant to the Company.

On a full-time equivalent basis, as of December 31, 2018, U.S. Bancorp employed 73,333 people.

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

Both the scope of the laws and regulations and the intensity of the supervision to which the Company is subject have increased in recent years in response to the financial crisis of 2008 and 2009, as well as other factors such as technological and market changes. Regulatory enforcement and fines have also increased across the banking and financial services sector. While the regulatory environment has entered a period of rebalancing of the post financial crisis framework, the Company expects that its business will remain subject to extensive regulation and supervision. In addition, although an overall reduction in the regulation of the financial services sector could result in some operational and cost benefits, any potential new regulations or modifications to existing regulations and supervisory expectations may necessitate changes to the Company’s existing regulatory compliance and risk management infrastructure and could result in increased competition.

Changes to statutes, regulations or regulatory policies, or their interpretation or implementation, and/or the continued heightening of regulatory practices, requirements or expectations, could affect the Company in substantial and unpredictable ways. For example, the Guidelines for Heightened Standards of the Office of the Comptroller of the Currency and the Enhanced Prudential Supervision Rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) have required and will continue to require significant oversight by the Company’s Board of Directors and focus by the Company’s management on governance and risk-management activities.

The financial services industry continues to face scrutiny from bank supervisors in the examination process and stringent enforcement of regulations on both the federal and state levels, particularly with respect to mortgage-related practices, student lending practices, sales practices and related incentive compensation programs, and other consumer compliance matters, as well as compliance with Bank Secrecy Act/anti-money laundering requirements and sanctions compliance requirements as administered by the Office of Foreign Assets Control. This heightened regulatory scrutiny, or the results of an investigation or examination, may lead to additional regulatory investigations or enforcement actions. There is no assurance that those actions will not result in regulatory settlements or other enforcement actions against the Company. Furthermore, a single event involving a potential violation of law or regulation may give rise to numerous and overlapping investigations and proceedings, either by multiple federal and state agencies and officials in the United States or, in some instances, regulators and other governmental officials in foreign jurisdictions.

Federal law grants substantial enforcement powers to federal banking regulators and law enforcement agencies. This enforcement authority includes, among other things, the ability to assess significant civil or criminal monetary penalties, fines, or restitution; to issue cease and desist or removal orders; and to initiate injunctive actions against banking organizations and institution-affiliated parties. These enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Foreign supervisors also have increased regulatory scrutiny and enforcement in areas related to consumer compliance, money laundering, and information technology systems and controls, among others. Any future enforcement action could have a material adverse impact on the Company.

In general, the amounts paid by financial institutions in settlement of proceedings or investigations and the severity of other terms of regulatory settlements are likely to remain elevated in the near term. In some cases, governmental authorities have required criminal pleas or other extraordinary terms as part of such settlements, which could have significant consequences for a financial institution, including loss of customers, restrictions on the ability to access the capital markets, and the inability to operate certain businesses or offer certain products for a period of time. In February 2018, the Company entered into a deferred prosecution agreement (the “DPA”) with the United States Attorney’s Office in Manhattan that resolved its investigation of the Company concerning a legacy banking relationship between U.S. Bank National Association and payday lending businesses associated with a former customer and U.S. Bank National Association’s legacy Bank Secrecy Act/anti-money laundering compliance program. If the Company violates the DPA, its term could be extended, or the Company could be subject to a prosecution or civil action based on the matters that are the subject of the DPA, any of which could result in additional fines, penalties, settlements, payments or restrictions or other materially adverse impacts on the Company’s business, reputation or brand. In addition, the Company and certain of its affiliates entered into related regulatory settlements with the Financial Crimes Enforcement Network and the Federal Reserve. If the Company and its affiliates fail to satisfy ongoing obligations under these regulatory settlements, the Company and its affiliates may be required to enter into further orders and settlements, pay additional fines or penalties, or modify their business practices, which could increase operating expenses and decrease revenue. Moreover, the DPA and the regulatory orders do not preclude additional enforcement actions by bank regulatory, governmental or law enforcement agencies or private litigation. Violations of laws and regulations or deemed deficiencies in risk management practices also may be incorporated into the Company’s confidential supervisory ratings. A downgrade in these ratings, or these or other regulatory actions and settlements, could limit the Company’s ability to conduct expansionary activities for a period of time and require new or additional regulatory approvals before engaging in certain other business activities.

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

Stringent requirements related to capital and liquidity have been adopted by United States banking regulators that may limit the Company’s ability to return earnings to shareholders or operate or invest in its business United States banking regulators have adopted stringent capital- and liquidity-related standards applicable to larger banking organizations, including the Company. The rules require banks to hold more and higher quality capital as well as sufficient unencumbered liquid assets to meet certain stress scenarios defined by regulation. Changes to the implementation of these rules including the common equity tier 1 capital conservation buffer, or additional capital- and liquidity-related rules, could require the Company to take further steps to increase its capital, increase its investment security holdings, divest assets or operations, or otherwise change aspects of its capital and/or liquidity measures, including in ways that may be dilutive to shareholders or could limit the Company’s ability to pay common stock dividends, repurchase its common stock, invest in its businesses or provide loans to its customers. Refer to “Supervision and Regulation” in the Company’s Annual Report on Form 10-K for additional information regarding the Company’s capital and liquidity requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act and United States Basel III Capital Rules.

Additional requirements may be imposed in the future. In December 2017, the Basel Committee finalized a package of revisions to the Basel III framework. The changes are meant to improve the calculation of risk-weighted assets and the comparability of capital ratios. Federal banking regulators are expected to undertake rule-makings in future years to implement these revisions in the United States. In addition, in April 2018 the Federal Reserve proposed stress capital buffer requirements that would replace the capital conservation buffer with a stress capital buffer and a stress leverage buffer. Refer to “Supervision and Regulation” in the Company’s Annual Report on Form 10-K for additional information regarding the proposed stress buffer requirements. The ultimate impact of revisions to the Basel III–based framework in the United States and the stress buffer requirements on the Company’s capital and liquidity will depend on the final rule-makings and the implementation process thereafter.

The Company is subject to significant financial and reputational risks from potential legal liability and governmental actions The Company faces significant legal risks in its businesses, and the volume of claims and amount of damages and penalties claimed in litigation and governmental proceedings against it and other financial institutions are substantial. Customers, clients and other counterparties are making claims for substantial or indeterminate amounts of damages, while banking regulators and certain other governmental authorities have focused on enforcement. As a participant in the financial services industry, it is likely that the Company will continue to experience a high level of litigation related to its businesses and operations in the future.

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

Economic and Market Conditions Risk

Deterioration in business and economic conditions could adversely affect the Company’s lending business and the value of loans and debt securities it holds The Company’s business activities and earnings are affected by general business conditions in the United States and abroad, including factors such as the level and volatility of short-term and long-term interest rates, inflation, home prices, unemployment and under-employment levels, bankruptcies, household income, consumer spending, fluctuations in both debt and equity capital markets, liquidity of the global financial markets, the availability and cost of capital and credit, investor sentiment and confidence in the financial markets, and the strength of the domestic and global economies in which the Company operates. Changes in any of these conditions can adversely affect the Company’s consumer and commercial businesses and securities portfolios, its level of charge-offs and provision for credit losses, its capital levels and liquidity, and its results of operations.

Given the high percentage of the Company’s assets represented directly or indirectly by loans, and the importance of lending to its overall business, weak economic conditions are likely to have a negative impact on the Company’s business and results of operations. A deterioration in economic conditions could adversely impact new loan origination activity and existing loan utilization rates as well as delinquencies, defaults and the ability of customers to meet obligations under the loans. The value to the Company of other assets such as investment securities, most of which are debt securities or other financial instruments supported by loans, similarly would be negatively impacted by widespread decreases in credit quality resulting from a weakening of the economy. Downward valuation of debt securities could also negatively impact the Company’s capital position.

Stress in the commercial real estate markets, or a downturn in the residential real estate markets, could cause credit losses and deterioration in asset values for the Company and other financial institutions. A downturn in used auto prices from its current levels could result in increased credit losses and impairment of residual lease values for the Company. Any deterioration in global economic conditions, including those that could accompany a withdrawal of the United Kingdom from the European Union and other political trends toward nationalism and isolationism, could damage the domestic economy or negatively impact the Company’s borrowers or other counterparties that have direct or indirect exposure to these regions. Such global disruptions can undermine investor confidence, cause a contraction of available credit, or create market volatility, any of which could have significant adverse effects on the Company’s businesses, results of operations, financial condition and liquidity, even if the Company’s direct exposure to the affected region is limited.

Any further changes to economic policies could erode consumer confidence levels, cause adverse changes in payment patterns, lead to increases in delinquencies and default rates in certain industries or regions, or have other negative market or customer impacts. Such developments could increase the Company’s loan charge-offs and provision for credit losses. Any future economic deterioration that affects household or corporate incomes could also result in reduced demand for credit or fee-based products and services.

Changes in United States trade policies, including the imposition of tariffs and retaliatory tariffs, may adversely impact the Company’s business, financial condition and results of operations There has been increased discussion and dialogue regarding potential and proposed changes to United States trade policies, legislation, treaties and tariffs, including trade policies and tariffs affecting other countries, including China, the European Union, Canada and Mexico and retaliatory tariffs by such countries. Tariffs and retaliatory tariffs have been imposed, and additional tariffs and retaliation tariffs have been proposed. Such tariffs, retaliatory tariffs or other trade restrictions on products and materials that the Company’s customers import or export could cause the prices of its customers’ products to increase, which could reduce demand for such products, or reduce the Company’s customers’ margins, and adversely impact their revenues, financial results and ability to service debt. This in turn, could adversely affect the Company’s financial condition and results of operations. In addition, to the extent changes in the political environment have a negative impact on the Company or on the markets in which it does business, or otherwise result in sustained deterioration in economic conditions, results of operations and financial condition could be materially and adversely impacted in the future. Additionally, if prices of consumer goods increase materially as a result of tariffs, the ability of individual households to service debt may be negatively impacted. In total, these outcomes could adversely affect the Company’s financial condition and results of operations. It remains unclear what the United States government or foreign governments will do with respect to tariffs already imposed, additional tariffs that may be imposed, or international trade agreements and policies.

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

The transition from LIBOR as an interest rate benchmark will subject the Company to financial, legal, operational and reputational risks. The London Interbank Offered Rate (“LIBOR”) is a widely accepted interest rate benchmark referenced in financial contracts globally. In July 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop compelling banks to submit LIBOR rates after 2021. In April 2018, the Federal Reserve Bank of New York commenced publication of three reference rates based on overnight United States Treasury repurchase agreement transactions, including the Secured Overnight Financing Rate (“SOFR”), which has been recommended as an alternative to United States dollar LIBOR by the Alternative Reference Rates Committee. Uncertainty exists as to the transition process and broad acceptance of SOFR as the primary alternative to LIBOR, including what effect it would have on the value of LIBOR-based securities, financial contracts, and variable rate loans. The transition from LIBOR to SOFR or another benchmark rate could have adverse impacts on the Company’s assets, liabilities and net income. These impacts could include a potential decrease in the value of certain securities held in the Company’s securities portfolio and a potential increase in the dividends and interest payable on certain of the securities issued by the Company. In addition, the transition will require that many of the Company’s contracts with customers be amended and that significant changes be made to the Company’s systems and processes, which will expose the Company to legal and operational risk. The Company will also be subject to legal and reputational risk as it works with customers to transition loans and financial instruments from LIBOR to other benchmark rates, which might adversely impact certain customers.

Credit and Mortgage Business Risk

Heightened credit risk could require the Company to increase its provision for credit losses, which could have a material adverse effect on the Company’s results of operations and financial condition When the Company lends money, or commits to lend money, it incurs credit risk, or the risk of losses if its borrowers do not repay their loans. As one of the largest lenders in the United States, the credit performance of the Company’s loan portfolios significantly affects its financial results and condition. If the current economic environment were to deteriorate, the Company’s customers may have difficulty in repaying their loans or other obligations, which could result in a higher level of credit losses and higher provisions for credit losses. The Company reserves for credit losses by establishing an allowance through a charge to earnings to provide for loan defaults and nonperformance. The amount of the Company’s allowance for loan losses is based on its historical loss experience as well as an evaluation of the risks associated with its loan portfolio, including the size and composition of the loan portfolio, current economic conditions and geographic concentrations within the portfolio. Unexpected stress on the United States economy or the local economies in which the Company does business may result in, among other things, unexpected deterioration in credit quality of the loan portfolio, or in the value of collateral securing those loans.

In addition, the process the Company uses to estimate losses inherent in its credit exposure requires difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of its borrowers to repay their loans. These economic predictions and their impact may not be capable of accurate estimation, which may, in turn, impact the reliability of the process. As with any such assessments, the Company may fail to identify the proper factors or to accurately estimate the impacts of the factors that the Company does identify. The Company also makes loans to borrowers where it does not have or service the loan with the first lien on the property securing its loan. For loans in a junior lien position, the Company may not have access to information on the position or performance of the first lien when it is held and serviced by a third party, which may adversely affect the accuracy of the loss estimates for loans of these types. Increases in the Company’s allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect its financial results. In addition, the Company’s ability to assess the creditworthiness of its customers may be impaired if the models and approaches it uses to select, manage, and underwrite its customers become less predictive of future behaviors.

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

Changes in interest rates can impact the value of the Company’s mortgage servicing rights and mortgages held for sale, and can make its mortgage banking revenue volatile from quarter to quarter, which can reduce its earnings The Company has a portfolio of MSRs, which is the right to service a mortgage loan—collect principal, interest and escrow amounts—for a fee. The Company initially carries its MSRs using a fair value measurement of the present value of the estimated future net servicing income, which includes assumptions about the likelihood of prepayment by borrowers. Changes in interest rates can affect prepayment assumptions and thus fair value. When interest rates fall, prepayments tend to increase as borrowers refinance, and the fair value of MSRs can decrease, which in turn reduces the Company’s earnings. Further, it is possible that, because of economic conditions and/or a weak or deteriorating housing market, even when interest rates fall or remain low, mortgage originations may fall or any increase in mortgage originations may not be enough to offset the decrease in the MSRs’ value caused by the lower rates.

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

Operations and Business Risk

A breach in the security of the Company’s systems, or the systems of certain third parties, could disrupt the Company’s businesses, result in the disclosure of confidential information, damage its reputation and create significant financial and legal exposure The Company experiences numerous attacks on its computer systems, software, networks and other technology assets daily, and the number of attacks is increasing. Although the Company devotes significant resources to maintain and regularly upgrade its systems and processes that are designed to protect the security of the Company’s computer systems, software, networks and other technology assets, as well as its intellectual property, and to protect the confidentiality, integrity and availability of information belonging to the Company and its customers, the Company’s security measures may not be entirely effective. Adversaries continue to develop more sophisticated cyber attacks that could impact the Company. Many financial services institutions, retailers and other companies engaged in data processing have reported breaches in the security of their websites or other systems, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage systems, often through the introduction of computer viruses or malware, cyber attacks and other means.

Attacks on financial or other institutions important to the overall functioning of the financial system could also adversely affect, directly or indirectly, aspects of the Company’s businesses. The increasing consolidation, interdependence and complexity of financial entities and technology systems means that a technology failure, cyber attack, or other information or security breach that significantly degrades, deletes or compromises the systems or data of one or more financial entities could have a material impact on counterparties or other market participants, including the Company. This consolidation, interconnectivity and complexity increases the risk of operational failure, on both an entity-specific and an industry-wide basis.

Third parties that facilitate the Company’s business activities, including exchanges, clearinghouses, payment and ATM networks, financial intermediaries or vendors that provide services or technology solutions for the Company’s operations, could also be sources of operational and security risks to the Company, including with respect to breakdowns or failures of their systems, misconduct by their employees or cyber attacks that could affect their ability to deliver a product or service to the Company or result in lost or compromised information of the Company or its customers. The Company’s ability to implement back-up systems or other safeguards with respect to third party systems is limited. Furthermore, an attack on or failure of a third-party system may not be revealed to the Company in a timely manner, which could compromise the Company’s ability to respond effectively. Some of these third parties may engage vendors of their own as they provide services or technology solutions for the Company’s operations, which introduces the risk that these “fourth parties” could be the source of operational and security failures.

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

It is possible that the Company may not be able to anticipate or to implement effective preventive measures against all security breaches of these types, because the techniques used change frequently, generally increase in sophistication, often are not recognized until launched, sometimes go undetected even when successful, and result in security attacks originating from a wide variety of sources, including organized crime, hackers, terrorists, activists, hostile foreign governments and other external parties. Those parties may also attempt to fraudulently induce employees, customers or other users of the Company’s systems to disclose sensitive information to gain access to the Company’s data or that of its customers or clients, such as through “phishing” schemes. Other types of attacks may include computer viruses, malicious or destructive code, denial-of-service attacks, ransomware or ransom demands to not expose security vulnerabilities in the Company’s systems or the systems of third parties. These risks may increase in the future as the Company continues to increase its mobile and internet-based product offerings and expands its internal usage of web-based products and applications. In addition, the Company’s customers often use their own devices, such as computers, smart phones and tablet computers, to make payments and manage their accounts. The Company has limited ability to assure the safety and security of its customers’ transactions with the Company to the extent they are using their own devices, which could be subject to similar threats.

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

The Company could face significant legal and reputational harm if it fails to safeguard personal information The Company is subject to complex and evolving laws and regulations, both inside and outside of the United States, governing the privacy and protection of personal information of individuals. The protected individuals can include the Company’s customers, its employees, and the employees of the Company’s suppliers, counterparties and other third parties. Ensuring that the Company’s collection, use, transfer and storage of personal information comply with applicable laws and regulations in relevant jurisdictions can increase operating costs, impact the development of new products or services, and reduce operational efficiency. Any mishandling or misuse of the personal information of customers, employees or others by the Company or a third party affiliated with the Company could expose the Company to litigation or regulatory fines, penalties or other sanctions.

Additional risks could arise if the Company or third parties do not provide adequate disclosure or transparency to the Company’s customers about the personal information collected from them and its use; any failure to receive, document, and honor the privacy preferences expressed by the Company’s customers; any failure to protect personal information from unauthorized disclosure; or any failure to maintain proper training on privacy practices for all employees or third parties who have access to personal data. Concerns regarding the effectiveness of the Company’s measures to safeguard personal information and abide by privacy preferences, or even the perception that those measures are inadequate, could cause the Company to lose existing or potential customers and thereby reduce its revenues. In addition, any failure or perceived failure by the Company to comply with applicable privacy or data protection laws and regulations could result in requirements to modify or cease certain operations or practices, significant liabilities or regulatory fines, penalties, or other sanctions. Refer to “Supervision and Regulation” in the Company’s Annual Report on Form 10-K for additional information regarding data privacy laws and regulations.

Any of these outcomes could damage the Company’s reputation and otherwise adversely affect its business.

The Company could lose market share and experience increased costs if it does not effectively develop and implement new technology The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services, including innovative ways that customers can make payments or manage their accounts, such as through the use of mobile payments, digital wallets or digital currencies. The Company’s continued success depends, in part, upon its ability to address customer needs by using technology to provide products and services that customers want to adopt, and create additional efficiencies in the Company’s operations. Developing and deploying new technology-driven products and services can also involve costs that the Company may not recover and divert resources away from other product development efforts. The Company may not be able to effectively develop and implement profitable new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could harm the Company’s competitive position and negatively affect its revenue and profit.

Negative publicity could damage the Company’s reputation and adversely impact its business and financial results Reputational risk, or the risk to the Company’s business, earnings and capital from negative public opinion, is inherent in the Company’s business. Negative public opinion about the financial services industry generally or the Company specifically could adversely affect the Company’s ability to keep and attract customers, and expose the Company to litigation and regulatory action. Negative public opinion can result from the Company’s actual or alleged conduct in any number of activities, including lending practices, cybersecurity breaches, failures to safeguard personal information, mortgage servicing and foreclosure practices, corporate governance, executive compensation, incentive-based compensation paid to and supervision of sales personnel, regulatory compliance, mergers and acquisitions, and actions taken by government regulators and community organizations in response to that conduct. Because most of the Company’s businesses operate under the “U.S. Bank” brand, actual or alleged conduct by one business can result in negative public opinion about other businesses the Company operates. Although the Company takes steps to minimize reputational risk in dealing with customers and other constituencies, the Company, as a large diversified financial services company with a high industry profile, is inherently exposed to this risk.

The Company’s business and financial performance could be adversely affected, directly or indirectly, by natural disasters, terrorist activities or international hostilities Neither the occurrence nor the potential impact of natural disasters, terrorist activities or international hostilities can be predicted. However, these occurrences could impact the Company directly (for example, by interrupting the Company’s systems, which could prevent the Company from obtaining deposits, originating loans and processing and controlling its flow of business; causing significant damage to the Company’s facilities; or otherwise preventing the Company from conducting business in the ordinary course), or indirectly as a result of their impact on the Company’s borrowers, depositors, other customers, suppliers or other counterparties (for example, by damaging properties pledged as collateral for the Company’s loans or impairing the ability of certain borrowers to repay their loans). The Company could also suffer adverse consequences to the extent that natural disasters, terrorist activities or international hostilities affect the financial markets or the economy in general or in any particular region. These types of impacts could lead, for example, to an increase in delinquencies, bankruptcies or defaults that could result in the Company experiencing higher levels of nonperforming assets, net charge-offs and provisions for credit losses.

The Company’s ability to mitigate the adverse consequences of these occurrences is in part dependent on the quality of the Company’s resiliency planning, and the Company’s ability, if any, to anticipate the nature of any such event that occurs. The adverse impact of natural disasters, terrorist activities or international hostilities also could be increased to the extent that there is a lack of preparedness on the part of national or regional emergency responders or on the part of other organizations and businesses that the Company transacts with, particularly those that it depends upon, but has no control over. Additionally, the force and frequency of natural disasters are increasing as the climate changes.

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

Loss of customer deposits could increase the Company’s funding costs The Company relies on bank deposits to be a low-cost and stable source of funding. The Company competes with banks and other financial services companies for deposits. If the Company’s competitors raise the interest rates they pay on deposits, the Company’s funding costs may increase, either because the Company raises the interest rates it pays on deposits to avoid losing deposits to competitors or because the Company loses deposits to competitors and must rely on more expensive sources of funding. Higher funding costs reduce the

Company’s net interest margin and net interest income. Checking and savings account balances and other forms of customer deposits may decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff. When customers move money out of bank deposits and into other investments, the Company may lose a relatively low-cost source of funds, increasing the Company’s funding costs and reducing the Company’s net interest income. In addition, the Federal Reserve has continued its plan to reduce the securities holdings on its balance sheet, which will result in a reduction of the supply of reserve balances for the banking system. This reduction could lead to increased competition for deposits, requiring the Company to raise deposit rates or rely on more expensive sources of funding.

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

The Company relies on dividends from its subsidiaries for its liquidity needs, and the payment of those dividends is limited by laws and regulations The Company is a separate and distinct legal entity from U.S. Bank National Association and its non-bank subsidiaries. The Company receives a significant portion of its cash from dividends paid by its subsidiaries. These dividends are the principal source of funds to pay dividends on the Company’s stock and interest and principal on its debt. Various federal and state laws and regulations limit the amount of dividends that U.S. Bank National Association and certain of its non-bank subsidiaries may pay to the Company without regulatory approval. Also, the Company’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to prior claims of the subsidiary’s creditors, except to the extent that any of the Company’s claims as a creditor of that subsidiary may be recognized.

Competitive and Strategic Risk

The financial services industry is highly competitive, and competitive pressures could intensify and adversely affect the Company’s financial results The Company operates in a highly competitive industry that could become even more competitive as a result of legislative, regulatory and technological changes, as well as continued industry consolidation, which may increase in connection with current economic and market conditions. This consolidation may produce larger, better-capitalized and more geographically diverse companies that are capable of offering a wider array of financial products and services at more competitive prices. The Company competes with other commercial banks, savings and loan associations, mutual savings banks, finance companies, mortgage banking companies, credit unions, investment companies, credit card companies, and a variety of other financial services and advisory companies. Legislative or regulatory changes also could lead to increased competition in the financial services sector. For example, the Economic Growth Act and, if adopted, the proposals to tailor enhanced prudential standards applicable to certain large bank holding companies could reduce the regulatory burden of large bank holding companies and raise the asset thresholds at which more onerous requirements apply, which could cause certain large bank holding companies with less than $250 billion in total consolidated assets, which were previously subject to more stringent enhanced prudential standards, to become more competitive or to more aggressively pursue expansion.

In addition, technology has lowered barriers to entry and made it possible for non-banks to offer products and services, such as loans and payment services, that traditionally were banking products, and made it possible for technology companies to compete with financial institutions in providing electronic, internet-based, and mobile phone–based financial solutions. Competition with non-banks, including technology companies, to provide financial products and services is intensifying. Many of the Company’s competitors have fewer regulatory constraints, and some have lower cost structures. Also, the potential need to adapt to industry changes in information technology systems, on which the Company and financial services industry are highly dependent, could present operational issues and require capital spending. The Company’s ability to compete successfully depends on a number of factors, including, among others, its ability to develop and execute strategic plans and initiatives; developing, maintaining and building long-term customer relationships based on quality service, competitive prices, high ethical standards and safe, sound assets; and industry and general economic trends. A failure to compete effectively could contribute to downward price pressure on the Company’s products or services or a loss of market share.

The Company may need to lower prices on existing products and services and develop and introduce new products and services to maintain market share The Company’s success depends, in part, on its ability to adapt its products and services to evolving industry standards. There is increasing pressure to provide products and services at lower prices. Lower prices can reduce the Company’s net interest margin and revenues from its fee-based products and services. In addition, the adoption of new technologies or further developments in current technologies, such as mobile phones and tablet computers, require the Company to make substantial expenditures to modify or adapt its existing products and services. Also, these and other capital investments in the Company’s businesses may not produce expected growth in earnings anticipated at the time of the expenditure. The Company might not be successful in developing or introducing new products and services, adapting to changing customer preferences and spending and saving habits, achieving market acceptance of its products and services, or sufficiently developing and maintaining loyal customer relationships.

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

Certain accounting policies are critical to presenting the Company’s financial condition and results of operations. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include the allowance for credit losses, estimations of fair value, the valuation of MSRs, the valuation of goodwill and other intangible assets, and income taxes. Because of the uncertainty of estimates involved in these matters, the Company may be required to do one or more of the following: significantly increase the allowance for credit losses and/or sustain credit losses that are significantly higher than the reserve provided, recognize significant impairment on its goodwill and other intangible asset balances, or significantly increase its accrued taxes liability. For more information, refer to “Critical Accounting Policies” in this Annual Report.

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

Risk Management

The Company’s framework for managing risks may not be effective in mitigating risk and loss to the Company The Company’s risk management framework seeks to mitigate risk and loss. The Company has established processes and procedures intended to identify, measure, monitor, report, and analyze the types of risk to which it is subject, including liquidity risk, credit risk, market risk, interest rate risk, compliance risk, strategic risk, reputational risk, and operational risk related to its employees, systems and vendors, among others. However, as with any risk management framework, there are inherent limitations to the Company’s risk management strategies as there may exist, or develop in the future, risks that it has not appropriately anticipated or identified. The Company relies on quantitative models to measure certain risks and to estimate certain financial values, and these models could fail to predict future events or exposures accurately. The financial and credit crises of 2008 and 2009, and the resulting regulatory reform, highlighted both the importance and some of the limitations of managing unanticipated risks, and the Company’s regulators remain focused on ensuring that financial institutions build and maintain robust risk management policies. If the Company’s risk management framework proves ineffective, the Company could incur litigation and negative regulatory consequences, and suffer unexpected losses that could affect its financial condition or results of operations.

Executive Officers

Andrew Cecere

Mr. Cecere is Chairman, President and Chief Executive Officer of U.S. Bancorp. Mr. Cecere, 58, has served as President of U.S. Bancorp since January 2016, Chief Executive Officer since April 2017 and Chairman since April 2018. He also served as Vice Chairman and Chief Operating Officer from January 2015 to January 2016 and was U.S. Bancorp’s Vice Chairman and Chief Financial Officer from February 2007 until January 2015. Until that time, he served as Vice Chairman, Wealth Management and Investment Services, of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001. Previously, he had served as an executive officer of the former U.S. Bancorp, including as Chief Financial Officer from May 2000 through February 2001.

Ismat Aziz

Ms. Aziz is Executive Vice President and Chief Human Resources Officer of U.S. Bancorp. Ms. Aziz, 51, has served in this position since joining U.S. Bancorp in September 2018. She served as Chief Human Resources Officer of Sprint Corporation from May 2016 until September 2018. Ms. Aziz served as the Chief Human Resources Officer of Sam’s Club from April 2012 to April 2016, and as the Senior Vice President of Business Capability and Human Resources of Sam’s Club from August 2010 to April 2012. Prior to that time, she served as the Vice President of Business Capability and Human Resources at Sears Canada from June 2009 to August 2010.

James L. Chosy

Mr. Chosy is Executive Vice President and General Counsel of U.S. Bancorp. Mr. Chosy, 55, has served in this position since March 2013. He also served as Corporate Secretary of U.S. Bancorp from March 2013 until April 2016. From 2001 to 2013, he served as the General Counsel and Secretary of Piper Jaffray Companies. From 1995 to 2001, Mr. Chosy was Vice President and Associate General Counsel of U.S. Bancorp, having also served as Assistant Secretary of U.S. Bancorp from 1995 through 2000 and as Secretary from 2000 until 2001.

Terrance R. Dolan

Mr. Dolan is Vice Chairman and Chief Financial Officer of U.S. Bancorp. Mr. Dolan, 57, has served in this position since August 2016. From July 2010 to July 2016, he served as Vice Chairman, Wealth Management and Investment Services, of U.S. Bancorp. From September 1998 to July 2010, Mr. Dolan served as U.S. Bancorp’s Controller. He additionally held the title of Executive Vice President from January 2002 until June 2010 and Senior Vice President from September 1998 until January 2002.

John R. Elmore

Mr. Elmore is Vice Chairman, Community Banking and Branch Delivery, of U.S. Bancorp. Mr. Elmore, 62, has served in this position since March 2013. From 1999 to 2013, he served as Executive Vice President, Community Banking, of U.S. Bancorp and its predecessor company, Firstar Corporation. Mr. Elmore will retire from U.S. Bancorp on March 1, 2019.

Leslie V. Godridge

Ms. Godridge is Vice Chairman, Corporate and Commercial Banking, of U.S. Bancorp. Ms. Godridge, 63, has served in this position since January 2016. From February 2013 until December 2015, she served as Executive Vice President, National Corporate Specialized Industries and Global Treasury Management, of U.S. Bancorp. From February 2007, when she joined U.S. Bancorp, until January 2013, Ms. Godridge served as Executive Vice President, National Corporate and Institutional Banking, of U.S. Bancorp. Prior to that time, she served as Senior Executive Vice President and a member of the Executive Committee at The Bank of New York, where she was head of BNY Asset Management, Private Banking, Consumer Banking and Regional Commercial Banking from 2004 to 2006.

Gunjan Kedia

Ms. Kedia is Vice Chairman, Wealth Management and Investment Services, of U.S. Bancorp. Ms. Kedia, 48, has served in this position since joining U.S. Bancorp in December 2016. From October 2008 until May 2016, she served as Executive Vice President of State Street Corporation where she led the core investment servicing business in North and South America and served as a member of State Street’s management committee, its senior most strategy and policy committee. Previously, Ms. Kedia was an Executive Vice President of global product management at Bank of New York Mellon from 2004 to 2008.

James B. Kelligrew

Mr. Kelligrew is Vice Chairman, Corporate and Commercial Banking, of U.S. Bancorp. Mr. Kelligrew, 53, has served in this position since January 2016. From March 2014 until December 2015, he served as Executive Vice President, Fixed Income and Capital Markets, of U.S. Bancorp, having served as Executive Vice President, Credit Fixed Income, of U.S. Bancorp from May 2009 to March 2014. Prior to that time, he held various leadership positions with Wells Fargo Securities from 2003 to 2009, and with Bank of America Securities from 1993 to 2003.

Shailesh M. Kotwal

Mr. Kotwal is Vice Chairman, Payment Services, of U.S. Bancorp. Mr. Kotwal, 54, has served in this position since joining U.S. Bancorp in March 2015. From July 2008 until May 2014, he served as Executive Vice President of TD Bank Group with responsibility for retail banking products and services and as Chair of its enterprise payments council. From 2006 until 2008, he served as President, International, of eFunds Corporation. Previously, Mr. Kotwal served in various leadership roles at American Express Company from 1989 until 2006, including responsibility for operations in North and South America, Europe and the Asia-Pacific regions.

Katherine B. Quinn

Ms. Quinn is Vice Chairman and Chief Administrative Officer of U.S. Bancorp. Ms. Quinn, 54, has served in this position since April 2017. From September 2013 to April 2017, she served as Executive Vice President and Chief Strategy and Reputation Officer of U.S. Bancorp and has served on U.S. Bancorp’s Managing Committee since January 2015. From September 2010 until January 2013, she served as Chief Marketing Officer of WellPoint, Inc. (now known as Anthem, Inc.), having served as Head of Corporate Marketing of WellPoint from July 2005 until September 2010. Prior to that time, she served as Chief Marketing and Strategy Officer at The Hartford from 2003 until 2005.

Jodi L. Richard

Ms. Richard is Vice Chairman and Chief Risk Officer of U.S. Bancorp. Ms. Richard, 50, has served in this position since October 2018. She served as Executive Vice President and Chief Operational Risk Officer of U.S. Bancorp from January 2018 until October 2018, having served as Senior Vice President and Chief Operational Risk Officer from 2014 until January 2018. Prior to that time, Ms. Richard held various senior leadership roles at HSBC from 2003 until 2014, including Executive Vice President and Head of Operational Risk and Internal Control at HSBC North America from 2008 to 2014. Ms. Richard started her career at the Office of the Comptroller of the Currency in 1990 as a national bank examiner.

Mark G. Runkel

Mr. Runkel is Executive Vice President and Chief Credit Officer of U.S. Bancorp. Mr. Runkel, 42, has served in this position since December 2013. From February 2011 until December 2013, he served as Senior Vice President and Credit Risk Group Manager of U.S. Bancorp Retail and Payment Services Credit Risk Management, having served as Senior Vice President and Risk Manager of U.S. Bancorp Retail and Small Business Credit Risk Management from June 2009 until February 2011. From March 2005 until May 2009, he served as Vice President and Risk Manager of U.S. Bancorp.

Jeffry H. von Gillern

Mr. von Gillern is Vice Chairman, Technology and Operations Services, of U.S. Bancorp. Mr. von Gillern, 53, has served in this position since July 2010. From April 2001, when he joined U.S. Bancorp, until July 2010, Mr. von Gillern served as Executive Vice President of U.S. Bancorp, additionally serving as Chief Information Officer from July 2007 until July 2010.

Timothy A. Welsh

Mr. Welsh is Vice Chairman, Consumer Banking Sales and Support, of U.S. Bancorp. Mr. Welsh, 53, has served in this position since joining U.S. Bancorp in July 2017. From July 2006 until June 2017, he served as a Senior Partner at McKinsey & Company where he specialized in financial services and the consumer experience. Previously, Mr. Welsh served as a Partner at McKinsey & Company from 1999 to 2006.

Directors

Andrew Cecere1,3,7

Chairman, President and Chief Executive Officer

U.S. Bancorp

Warner L. Baxter1,2,3

Chairman, President and Chief Executive Officer

Ameren Corporation

(Energy)

Dorothy J. Bridges6,7

Former Senior Vice President

Federal Reserve Bank of Minneapolis

(Government)

Elizabeth L. Buse2,3

Former Chief Executive Officer

Monitise PLC

(Financial services)

Marc N. Casper3,5

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

Executive Vice President

CVS Health Corporation

(Health care)

Richard P. McKenney6,7

President and Chief Executive Officer

Unum Group

(Financial protection benefits)

Yusuf I. Mehdi6,7

Corporate Vice President

Microsoft Corporation

(Technology)

David B. O’Maley 1,4,5

Retired Chairman, President and Chief Executive Officer

Ohio National Mutual Holdings, Inc.

(Insurance)

O’dell M. Owens, M.D., M.P.H.3,4

President and Chief Executive Officer

Interact for Health

(Health and wellness)

Craig D. Schnuck5,7

Former Chairman and Chief Executive Officer

Schnuck Markets, Inc.

(Food retail)

Scott W. Wine1,2,4

Chairman and Chief Executive Officer

Polaris Industries Inc.

(Motorized products)

1.	Executive Committee
2.	Audit Committee
3.	Capital Planning Committee
4.	Compensation and Human Resources Committee
5.	Governance Committee
6.	Public Responsibility Committee
7.	Risk Management Committee

