Form 10-K, Exhibit 13
period 2019-12-31
US BANCORP \DE\
filed 2020-02-20
CIK 36104

EXHIBIT 13
The following pages discuss in detail the financial results we achieved in 2019 — results that reflect how we are creating the future now.

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
changes in the level of tariffs and other trade policies of the United States and its global trading partners; changes in customer behavior and preferences; breaches in data security; failures to safeguard personal information; effects of mergers and acquisitions and related integration; effects of critical accounting policies and judgments; and management’s ability to effectively manage credit risk, market risk, operational risk, compliance risk, strategic risk, interest rate risk, liquidity risk and reputation risk.
Additional factors could cause actual results to differ from expectations, including the risks discussed in the “Corporate Risk Profile” section on pages 36–56 and the “Risk Factors” section on pages 146–156 of this report. In addition, factors other than these risks also could adversely affect U.S. Bancorp’s results, and the reader should not consider these risks to be a complete set of all potential risks or uncertainties. Forward- looking statements speak only as of the date hereof, and U.S. Bancorp undertakes no obligation to update them in light of new information or future events.

22	Management’s Discussion and Analysis

	22	Overview

	24	Statement of Income Analysis

	28	Balance Sheet Analysis

	36	Corporate Risk Profile

		36	Overview

		37	Credit Risk Management

		48	Residual Value Risk Management

		48	Operational Risk Management

		48	Compliance Risk Management

		49	Interest Rate Risk Management

		50	Market Risk Management

		51	Liquidity Risk Management

		55	Capital Management

	56	Fourth Quarter Summary

	58	Line of Business Financial Review

	62	Non-GAAP Financial Measures

	64	Accounting Changes

	64	Critical Accounting Policies

	66	Controls and Procedures

67	Reports of Management and Independent Accountants

71	Consolidated Financial Statements and Notes

140	Five-Year Consolidated Financial Statements

142	Quarterly Consolidated Financial Data

143	Supplemental Financial Data

146	Company Information

157	Executive Officers

159	Directors

Management’s Discussion and Analysis
Overview

In 2019, U.S. Bancorp and its subsidiaries (the “Company”) continued to demonstrate its financial strength and shareholder focus. Despite a challenging interest rate environment, the Company had record net revenue and diluted earnings per share, while continuing to invest in digital capabilities and key business initiatives to drive growth and improve efficiencies in the future.
The Company earned $6.9 billion in 2019, a decrease of $182 million (2.6 percent) from 2018, reflecting higher noninterest expense, partially offset by net revenue growth. Net interest income increased as a result of loan growth and higher yields on the reinvestment of securities, partially offset by the impact of a flatter yield curve and changes in deposit and funding mix. Noninterest income increased due to growth in mortgage banking revenue, payment services revenue, trust and investment management fees, and commercial products revenue, partially offset by a decrease in deposit service charges. The Company’s continued focus on controlling expenses allowed it to achieve an industry-leading efficiency ratio of 55.8 percent in 2019. In addition, the Company’s return on average assets and return on average common equity were 1.45 percent and 14.1 percent, respectively.
The Company remains deeply committed to value creation for shareholders. During 2019, the Company increased its dividend rate per common share by 13.5 percent and expanded its common share repurchase program, resulting in the Company returning $7.0 billion of its earnings to common shareholders through dividends and common share repurchases during the year. This expanded capital distribution reflects the Company’s ability to prudently manage capital as it responds to changes in the regulatory landscape, while continuing to invest for the future.
The Company’s common equity tier 1 to risk-weighted assets ratio using the Basel III standardized approach was 9.1 percent at
December 31, 2019. Refer to Table 23 for a summary of the statutory capital ratios in effect for the Company at December 31, 2019 and 2018. Further, credit rating organizations rate the Company’s debt among the highest of any bank in the world. This comparative financial strength provides the Company with favorable funding costs, strong liquidity and the ability to attract new customers.
In 2019, average loans increased $10.0 billion (3.6 percent) over 2018, reflecting higher demand for loans from new and existing customers. Loan growth included increases in residential mortgages, commercial loans, credit card loans and other retail loans. These increases were partially offset by a decrease in commercial real estate loans, due to new originations being more than offset by customers paying down balances over the past year and prudent credit underwriting, given the later stage of the business cycle.
The Company’s provision for credit losses in 2019 increased $125 million (9.1 percent) over 2018 and was $50 million higher than net charge-offs in 2019, compared with $25 million higher than net charge-offs in 2018. The increases in the provision and allowance for credit losses during 2019 reflected loan portfolio growth.
The Company’s strong 2019 financial results and momentum in its lending and fee businesses position it well for 2020. The Company’s focus on value creation supported continued customer acquisition and deepening of existing relationships across the franchise, which in turn drove strong account and volume growth in its fee businesses and strong loan and deposit growth in its banking businesses. The Company remains committed to delivering best-in-class
products and services and in 2020 will continue to enhance its digital capabilities aimed at improving the customer experience and making it simpler and more productive to do business with.

TABLE 1	Selected Financial Data

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2019	2018	2017	2016	2015
Condensed Income Statement
Net interest income	$13,052	$12,919	$12,380	$11,666	$11,151
Taxable-equivalent adjustment (a)	103	116	205	203	213

Net interest income (taxable-equivalent basis) (b)	13,155	13,035	12,585	11,869	11,364
Noninterest income	9,758	9,572	9,260	9,268	8,818
Securities gains (losses), net	73	30	57	22	—

Total net revenue	22,986	22,637	21,902	21,159	20,182
Noninterest expense	12,785	12,464	12,790	11,527	10,807
Provision for credit losses	1,504	1,379	1,390	1,324	1,132

Income before taxes	8,697	8,794	7,722	8,308	8,243
Income taxes and taxable-equivalent adjustment	1,751	1,670	1,469	2,364	2,310

Net income	6,946	7,124	6,253	5,944	5,933
Net (income) loss attributable to noncontrolling interests	(32)	(28)	(35)	(56)	(54)

Net income attributable to U.S. Bancorp	$6,914	$7,096	$6,218	$5,888	$5,879

Net income applicable to U.S. Bancorp common shareholders	$6,583	$6,784	$5,913	$5,589	$5,608

Per Common Share
Earnings per share	$4.16	$4.15	$3.53	$3.25	$3.18
Diluted earnings per share	4.16	4.14	3.51	3.24	3.16
Dividends declared per share	1.58	1.34	1.16	1.07	1.01
Book value per share (c)	29.90	28.01	26.34	24.63	23.28
Market value per share	59.29	45.70	53.58	51.37	42.67
Average common shares outstanding	1,581	1,634	1,677	1,718	1,764
Average diluted common shares outstanding	1,583	1,638	1,683	1,724	1,772
Financial Ratios
Return on average assets	1.45%	1.55%	1.39%	1.36%	1.44%
Return on average common equity	14.1	15.4	13.8	13.4	14.0
Net interest margin (taxable-equivalent basis) (a)	3.06	3.14	3.10	3.04	3.09
Efficiency ratio (b)	55.8	55.1	58.5	54.5	53.5
Net charge-offs as a percent of average loans outstanding	.50	.48	.48	.47	.47
Average Balances
Loans	$290,686	$280,701	$276,537	$267,811	$250,459
Loans held for sale	3,769	3,230	3,574	4,181	5,784
Investment securities (d)	117,150	113,940	111,820	107,922	103,161
Earning assets	430,537	415,067	406,421	389,877	367,445
Assets	475,653	457,014	448,582	433,313	408,865
Noninterest-bearing deposits	73,863	78,196	81,933	81,176	79,203
Deposits	346,812	333,462	333,514	312,810	287,151
Short-term borrowings	18,137	21,790	15,022	19,906	27,960
Long-term debt	41,572	37,450	35,601	36,220	33,566
Total U.S. Bancorp shareholders’ equity	52,623	49,763	48,466	47,339	44,813
Period End Balances
Loans	$296,102	$286,810	$280,432	$273,207	$260,849
Investment securities	122,613	112,165	112,499	109,275	105,587
Assets	495,426	467,374	462,040	445,964	421,853
Deposits	361,916	345,475	347,215	334,590	300,400
Long-term debt	40,167	41,340	32,259	33,323	32,078
Total U.S. Bancorp shareholders’ equity	51,853	51,029	49,040	47,298	46,131
Asset Quality
Nonperforming assets	$829	$989	$1,200	$1,603	$1,523
Allowance for credit losses	4,491	4,441	4,417	4,357	4,306
Allowance for credit losses as a percentage of period-end loans	1.52%	1.55%	1.58%	1.59%	1.65%
Capital Ratios
Basel III standardized approach:
Common equity tier 1 capital	9.1%	9.1%	9.3%	9.4%	9.6%
Tier 1 capital	10.7	10.7	10.8	11.0	11.3
Total risk-based capital	12.7	12.6	12.9	13.2	13.3
Leverage	8.8	9.0	8.9	9.0	9.5
Tangible common equity to tangible assets (b)	7.5	7.8	7.6	7.5	7.6
Tangible common equity to risk-weighted assets (b)	9.3	9.4	9.4	9.2	9.2

(a)
Based on federal income tax rates of 21 percent for 2019 and 2018 and 35 percent for 2017, 2016 and 2015, for those assets and liabilities whose income or expense is not included for federal income tax purposes.

(b)	See Non-GAAP Financial Measures beginning on page 62.

(c)	Calculated as U.S. Bancorp common shareholders’ equity divided by common shares outstanding at end of the period.

(d)
Excludes unrealized gains and losses on
available-for-sale
investment securities and any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale
to
held-to-maturity.

Results for 2018 Compared With 2017
For discussion related to changes in financial condition and results of operations for 2018 compared with 2017, refer to “Management’s Discussion and Analysis” in the Company’s Annual Report on Form
10-K
for the year ended December 31, 2018, which was filed with the Securities and Exchange Commission on February 21, 2019.
Earnings Summary
The Company reported net income attributable to U.S. Bancorp of $6.9 billion in 2019, or $4.16 per diluted common share, compared with $7.1 billion, or $4.14 per diluted common share, in 2018. Return on average assets and return on average common equity were 1.45 percent and 14.1 percent, respectively, in 2019, compared with 1.55 percent and 15.4 percent, respectively, in 2018. The results for 2019 included the impact of restructuring charges including severance and certain asset impairments, and an increased derivative liability related to Visa shares previously sold by the Company. Combined, these items decreased 2019 diluted earnings per common share by $0.17.
Total net revenue for 2019 was $349 million (1.5 percent) higher than 2018, reflecting a 1.0 percent increase in net interest income (0.9 percent on a taxable-equivalent basis), and a 2.4 percent increase in noninterest income. The increase in net interest income from the prior year was mainly a result of loan growth and higher yields on the reinvestment of securities, partially offset by the impact of a flatter yield curve and changes in deposit and funding mix. The increase in noninterest income was primarily driven by growth in mortgage banking revenue, payment services revenue, trust and investment management fees, and commercial products revenue, partially offset by a decrease in deposit service charges, driven by the sale of the Company’s ATM third-party processing business in late 2018.
Noninterest expense in 2019 was $321 million (2.6 percent) higher than 2018, primarily due to an increase in personnel expense, reflecting the impact of hiring to support business growth and higher fee revenue production in mortgage activities, and higher technology and communications expense and net occupancy and equipment expense, both in support of business growth. Partially offsetting these increases was lower other noninterest expense driven by lower Federal Deposit Insurance Corporation (“FDIC”) assessment costs.
Statement of Income Analysis
Net Interest Income
Net interest income, on a taxable-equivalent basis, was $13.2 billion in 2019, compared with $13.0 billion in 2018. The $120 million (0.9 percent) increase in net interest income, on a taxable-equivalent basis, in 2019 compared with 2018, was principally driven by earning assets growth and higher yields on reinvestment of securities, partially offset by declining interest rates and a flatter yield curve, as well as changes in deposit and funding mix. Average earning assets were $15.5 billion (3.7 percent) higher in 2019, compared with 2018, driven by increases in loans, investment securities and other earning assets. The net interest margin, on a taxable-equivalent basis, in 2019 was 3.06 percent, compared with 3.14 percent in 2018. The decrease in the net interest margin in 2019, compared with 2018, was primarily due to the impacts of changes in the yield curve in addition to changes in deposit and funding mix. Refer to the “Interest Rate Risk Management” section for further information on the sensitivity of the Company’s net interest income to changes in interest rates.
Average total loans were $290.7 billion in 2019, compared with $280.7 billion in 2018. The $10.0 billion (3.6 percent) increase was driven by growth in residential mortgages, commercial loans, credit card loans and other retail loans, partially offset by a decrease in commercial real estate loans and the fourth quarter of 2018 sale of the majority of the Company’s loans covered by FDIC loss-sharing agreements. Subsequent to the sale in the fourth quarter of 2018, any remaining covered loan balances were reclassified to their respective portfolio category. Average residential mortgages increased $5.9 billion (9.5 percent) as origination activity more than offset customers paying down balances. The $4.3 billion (4.4 percent) increase in average commercial loans was driven by higher demand for loans from new and existing customers. Average credit card balances increased $1.6 billion (7.6 percent) due to new and existing customer growth. The $910 million (1.6 percent) increase in average other retail loans was primarily due to higher installment, auto and retail leasing loans, partially offset by decreases in home equity loans and revolving credit balances. Average commercial real estate loans decreased $591 million (1.5 percent) in 2019, compared with 2018, due to new originations being more than offset by customers paying down balances and prudent credit underwriting, given the later stage of the business cycle.

TABLE 2	Analysis of Net Interest Income (a)

Year Ended December 31 (Dollars in Millions)	2019	2018	2017	2019 v 2018	2018 v 2017
Components of Net Interest Income
Income on earning assets (taxable-equivalent basis)	$17,607	$16,298	$14,559	$1,309	$1,739
Expense on interest-bearing liabilities (taxable-equivalent basis)	4,452	3,263	1,974	1,189	1,289
Net interest income (taxable-equivalent basis) (b)	$13,155	$13,035	$12,585	$120	$450
Net interest income, as reported	$13,052	$12,919	$12,380	$133	$539
Average Yields and Rates Paid
Earning assets yield (taxable-equivalent basis)	4.09%	3.93%	3.58%	.16%	.35%
Rate paid on interest-bearing liabilities (taxable-equivalent basis)	1.34	1.04	.65	.30	.39
Gross interest margin (taxable-equivalent basis)	2.75%	2.89%	2.93%	(.14)%	(.04)%
Net interest margin (taxable-equivalent basis)	3.06%	3.14%	3.10%	(.08)%	.04%
Average Balances
Investment securities (c)	$117,150	$113,940	$111,820	$3,210	$2,120
Loans	290,686	280,701	276,537	9,985	4,164
Earning assets	430,537	415,067	406,421	15,470	8,646
Noninterest-bearing deposits	73,863	78,196	81,933	(4,333)	(3,737)
Interest-bearing deposits	272,949	255,266	251,581	17,683	3,685
Total deposits	346,812	333,462	333,514	13,350	(52)
Interest-bearing liabilities	332,658	314,506	302,204	18,152	12,302

(a)	Interest and rates are presented on a fully taxable-equivalent basis based on federal income tax rates of 21 percent for 2019 and 2018, and 35 percent for 2017.

(b)	See Non-GAAP Financial Measures beginning on page 62.

(c)
Excludes unrealized gains and losses on
available-for-sale
investment securities and any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale
to
held-to-maturity.

Average investment securities in 2019 were $3.2 billion (2.8 percent) higher than in 2018, primarily due to purchases of mortgage-backed securities, net of prepayments and maturities.
Average total deposits for 2019 were $13.4 billion (4.0 percent) higher than 2018. Average total savings deposits for 2019 were $11.9 billion (5.5 percent) higher than 2018, driven by increases in Wealth Management and Investment Services, Corporate and Commercial Banking, and Consumer and Business Banking balances. Average time deposits for 2019 were $5.8 billion (14.9 percent) higher than 2018. The increase was primarily related to those deposits managed as an alternative to other funding sources, based largely on relative pricing and liquidity characteristics, in addition to the migration of consumer customer deposit balances to higher yielding products. Average noninterest-bearing deposits were $4.3 billion (5.5 percent) lower in 2019, compared with 2018, primarily due to the migration of balances to interest-bearing deposits and the continued deployment by customers of business deposits within Corporate and Commercial Banking.

TABLE 3	Net Interest Income — Changes Due to Rate and Volume (a)

	2019 v 2018			2018 v 2017
Year Ended December 31 (Dollars in Millions)	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Increase (decrease) in

Interest Income
Investment securities	$75	$201	$276	$44	$302	$346
Loans held for sale	28	(31)	(3)	(14)	35	21
Loans
Commercial	167	267	434	96	568	664
Commercial real estate	(28)	66	38	(89)	182	93
Residential mortgages	224	54	278	115	71	186
Credit card	192	(57)	135	86	101	187
Other retail	40	176	216	30	164	194
Covered loans	(134)	—	(134)	(65)	24	(41)
Total loans	461	506	967	173	1,110	1,283
Other earning assets	27	42	69	34	55	89
Total earning assets	591	718	1,309	237	1,502	1,739

Interest Expense
Interest-bearing deposits
Interest checking	5	72	77	3	63	66
Money market savings	86	473	559	(29)	463	434
Savings accounts	2	53	55	1	23	24
Time deposits	87	208	295	41	263	304
Total interest-bearing deposits	180	806	986	16	812	828
Short-term borrowings	(65)	48	(17)	68	170	238
Long-term debt	111	109	220	41	182	223
Total interest-bearing liabilities	226	963	1,189	125	1,164	1,289
Increase (decrease) in net interest income	$365	$(245)	$120	$112	$338	$450

(a)
This table shows the components of the change in net interest income by volume and rate on a taxable-equivalent basis based on federal income tax rates of 21 percent for 2019 and 2018, and 35 percent for 2017. This table does not take into account the level of noninterest-bearing funding, nor does it fully reflect changes in the mix of assets and liabilities. The change in interest not solely due to changes in volume or rates has been allocated on a pro-rata
basis to volume and yield/rate.

Provision for Credit Losses
The provision for credit losses reflects changes in the size and credit quality of the entire portfolio of loans. The Company maintains an allowance for credit losses considered appropriate by management for probable and estimable losses, based on factors discussed in the “Analysis and Determination of Allowance for Credit Losses” section.
In 2019, the provision for credit losses was $1.5 billion, compared with $1.4 billion in 2018. The provision for credit losses was higher than net charge-offs by $50 million and $25 million in 2019 and 2018, respectively. The increase in the allowance for credit losses during 2019 reflected loan portfolio growth. Net charge-offs increased $100 million (7.4 percent) in 2019, compared with 2018, primarily due to higher credit card, commercial and commercial real estate loan net charge-offs, partially offset by lower residential mortgage loan net charge-offs. Nonperforming assets decreased $160 million (16.2 percent) from December 31, 2018 to December 31, 2019, primarily driven by improvements in nonperforming residential mortgages, commercial real estate loans, other retail loans, and other real estate owned (“OREO”).
Refer to “Corporate Risk Profile” for further information on the provision for credit losses, net charge-offs, nonperforming assets and other factors considered by the Company in assessing the credit quality of the loan portfolio and establishing the allowance for credit losses.

TABLE 4	Noninterest Income

Year Ended December 31 (Dollars in Millions)	2019	2018	2017	2019 v 2018	2018 v 2017
Credit and debit card revenue	$1,413	$1,401	$1,289	.9%	8.7%
Corporate payment products revenue	664	644	575	3.1	12.0
Merchant processing services	1,601	1,531	1,486	4.6	3.0
Trust and investment management fees	1,673	1,619	1,522	3.3	6.4
Deposit service charges	909	1,070	1,035	(15.0)	3.4
Treasury management fees	578	594	618	(2.7)	(3.9)
Commercial products revenue	934	895	954	4.4	(6.2)
Mortgage banking revenue	874	720	834	21.4	(13.7)
Investment products fees	186	188	173	(1.1)	8.7
Securities gains (losses), net	73	30	57	*	(47.4)
Other	926	910	774	1.8	17.6
Total noninterest income	$9,831	$9,602	$9,317	2.4%	3.1%

*	Not meaningful.

Noninterest Income
Noninterest income in 2019 was $9.8 billion, compared with $9.6 billion in 2018. The $229 million (2.4 percent) increase in 2019 over 2018 reflected growth in mortgage banking revenue, payment services revenue, trust and investment management fees, commercial products revenue and other noninterest income, partially offset by a decline in deposit service charges. Mortgage banking revenue increased 21.4 percent in 2019, compared with 2018, driven by higher mortgage production and gain on sale margins, partially offset by changes in mortgage servicing rights (“MSRs”) valuations, net of hedging activities. Payment services revenue was higher in 2019, compared with 2018, due to a 0.9 percent increase in credit and debit card revenue, a 3.1 percent increase in corporate payment products revenue and a 4.6 percent increase in merchant processing services revenue, all driven by higher sales volumes. Trust and investment management fees increased 3.3 percent due to business growth and favorable market conditions. Commercial products revenue increased 4.4 percent primarily due to higher corporate bond fees and trading revenue related to stronger capital markets activities. Other noninterest income increased 1.8 percent in 2019, compared with 2018, primarily due to higher transition services agreement revenue associated with the sale of the Company’s ATM third-party servicing business in 2018, a 2019 gain on the sale of a loan portfolio and higher equity investment income, partially offset by a 2019 charge of $140 million for an increased derivative liability related to Visa shares previously sold by the Company and the 2018 net impact of the $340 million gain recorded from the sale of the ATM third-party servicing business and $264 million of asset impairment charges related to the sale of a majority of the Company’s covered loans and certain other assets. The change in value of the derivative liability related to the Visa shares reflected judgement as to the estimated resolution date of the Visa litigation discussed in Note 22 of the Notes to Consolidated Financial Statements. Deposit service charges decreased 15.0 percent in 2019, compared with 2018, primarily due to the ATM third-party servicing business sale.

TABLE 5	Noninterest Expense

Year Ended December 31 (Dollars in Millions)	2019	2018	2017	2019 v 2018	2018 v 2017
Compensation	$6,325	$6,162	$5,746	2.6%	7.2%
Employee benefits	1,286	1,231	1,134	4.5	8.6
Net occupancy and equipment	1,123	1,063	1,019	5.6	4.3
Professional services	454	407	419	11.5	(2.9)
Marketing and business development	426	429	542	(.7)	(20.8)
Technology and communications	1,095	978	903	12.0	8.3
Postage, printing and supplies	290	324	323	(10.5)	.3
Other intangibles	168	161	175	4.3	(8.0)
Other	1,618	1,709	2,529	(5.3)	(32.4)
Total noninterest expense	$12,785	$12,464	$12,790	2.6%	(2.5)%
Efficiency ratio (a)	55.8%	55.1%	58.5%

(a)	See Non-GAAP Financial Measures beginning on page 62.

Noninterest Expense
Noninterest expense in 2019 was $12.8 billion, compared with $12.5 billion in 2018. The Company’s efficiency ratio was 55.8 percent in 2019, compared with 55.1 percent in 2018. The $321 million (2.6 percent) increase in noninterest expense in 2019 over 2018 reflected higher personnel expense, technology and communications expense, net occupancy and equipment expense, and professional services expense, partially offset by lower other noninterest expense. Compensation expense increased 2.6 percent in 2019 over 2018, principally due to the impact of hiring to support business growth, merit increases and higher variable compensation related to business production within mortgage banking, while employee benefits expense increased 4.5 percent primarily due to increased medical costs. Technology and communications expense increased 12.0 percent and net occupancy and equipment expense increased 5.6 percent, primarily to support business growth. Professional services expense increased 11.5 percent primarily due to business investments and enhancements to risk management programs. Other noninterest expense decreased 5.3 percent in 2019, compared with 2018, due to lower FDIC assessment costs driven by the elimination of the surcharge in late 2018, and lower costs related to tax-advantaged
projects. These decreases in other noninterest expense were partially offset by the net impact of $200 million of severance charges and asset impairment accruals recorded in 2019, and $174 million of severance charges and legal matter accruals recorded in 2018.
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
Pension expense is expected to increase by approximately $45 million in 2020 primarily due to a lower discount rate. Because of the complexity of forecasting pension plan activities, the accounting methods utilized for pension plans, the Company’s ability to respond to factors affecting the plans and the hypothetical nature of actuarial assumptions, the actual pension expense increase may differ from the expected amount.
Refer to Note 16 of the Notes to the Consolidated Financial Statements for further information on the Company’s pension plan funding practices, investment policies and asset allocation strategies, and accounting policies for pension plans.
The following table shows the effect of hypothetical changes in the discount rate and long-term rate of return (“LTROR”) on the Company’s expected 2020 pension expense:

Discount Rate (Dollars in Millions)	Down 100 Basis Points	Up 100 Basis Points
Incremental benefit (expense)	$(92)	$77
Percent of 2019 net income	(.99)%	.83%
LTROR (Dollars in Millions)	Down 100 Basis Points	Up 100 Basis Points
Incremental benefit (expense)	$(55)	$55
Percent of 2019 net income	(.59)%	.59%

Income Tax Expense
The provision for income taxes was $1.6 billion (an effective rate of 19.2 percent) in 2019, compared with $1.6 billion (an effective rate of 17.9 percent) in 2018. In late 2017, tax reform was enacted that, among other provisions, reduced the federal statutory rate for corporations from 35 percent to 21 percent effective in 2018. The Company revalued its deferred tax assets and liabilities at December 31, 2017 resulting in the recording of a deferred tax benefit in the provision for income taxes in 2017. The 2018 provision for income taxes reflected the currently effective statutory rate and the favorable impact of deferred tax assets and liabilities adjustments related to tax reform estimates.
For further information on income taxes, refer to Note 18 of the Notes to Consolidated Financial Statements.
Balance Sheet Analysis
Average earning assets were $430.5 billion in 2019, compared with $415.1 billion in 2018. The increase in average earning assets of $15.4 billion (3.7 percent) was primarily due to increases in loans of $10.0 billion (3.6 percent), investment securities of $3.2 billion (2.8 percent) and other earning assets of $1.7 billion (10.1 percent).
For average balance information, refer to Consolidated Daily Average Balance Sheet and Related Yields and Rates on pages 144 and 145.
Loans
The Company’s loan portfolio was $296.1 billion at December 31, 2019, compared with $286.8 billion at December 31, 2018, an increase of $9.3 billion (3.2 percent). The increase was driven by increases in residential mortgages of $5.6 billion (8.5 percent), credit card loans of $1.4 billion (6.1 percent), commercial loans of $1.4 billion (1.4 percent), other retail loans of $688 million (1.2 percent) and commercial real estate loans of $207 million (0.5 percent). Table 6 provides a summary of the loan distribution by product type, while Table 12 provides a summary of the selected loan maturity distribution by loan category. Average total loans increased $10.0 billion (3.6 percent) in 2019, compared with 2018. The increase was due to growth in most loan portfolio categories in 2019.
Commercial
Commercial loans, including lease financing, increased $1.4 billion (1.4 percent) at December 31, 2019, compared with December 31, 2018. Average commercial loans increased $4.3 billion (4.4 percent) in 2019, compared with 2018. The growth was primarily driven by higher demand from new and existing customers. Table 7 provides a summary of commercial loans by industry and geographical location.
Commercial Real Estate
The Company’s portfolio of commercial real estate loans, which includes commercial mortgages and construction and development loans, increased $207 million (0.5 percent) at December 31, 2019, compared with December 31, 2018, primarily the result of new originations, partially offset by customers paying down balances. Average commercial real estate loans decreased $591 million (1.5 percent) in 2019, compared with 2018. Table 8 provides a summary of commercial real estate loans by property type and geographical location.
The Company reclassifies construction loans to the commercial mortgage category if permanent financing criteria are met. In 2019, approximately $493 million of construction loans were reclassified to the commercial mortgage category. At December 31, 2019 and 2018, $101 million and $130 million, respectively, of tax-exempt
industrial development loans were secured by real estate. The Company’s commercial mortgage and construction and development loans had unfunded commitments of $11.3 billion and $10.3 billion at December 31, 2019 and 2018, respectively.
The Company also finances the operations of real estate developers and other entities with operations related to real estate. These loans are not secured directly by real estate but have similar characteristics to commercial real estate loans. These loans were included in the commercial loan category and totaled $9.5 billion and $9.8 billion at December 31, 2019 and 2018, respectively.

TABLE 6	Loan Portfolio Distribution

	2019		2018		2017		2016		2015
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Commercial
Commercial	$98,168	33.2%	$96,849	33.8%	$91,958	32.8%	$87,928	32.2%	$83,116	31.9%
Lease financing	5,695	1.9	5,595	1.9	5,603	2.0	5,458	2.0	5,286	2.0
Total commercial	103,863	35.1	102,444	35.7	97,561	34.8	93,386	34.2	88,402	33.9

Commercial Real Estate
Commercial mortgages	29,404	9.9	28,596	10.0	29,367	10.5	31,592	11.6	31,773	12.2
Construction and development	10,342	3.5	10,943	3.8	11,096	4.0	11,506	4.2	10,364	3.9
Total commercial real estate	39,746	13.4	39,539	13.8	40,463	14.5	43,098	15.8	42,137	16.1

Residential Mortgages
Residential mortgages	59,865	20.2	53,034	18.5	46,685	16.6	43,632	16.0	40,425	15.5
Home equity loans, first liens	10,721	3.6	12,000	4.2	13,098	4.7	13,642	5.0	13,071	5.0
Total residential mortgages	70,586	23.8	65,034	22.7	59,783	21.3	57,274	21.0	53,496	20.5
Credit Card	24,789	8.4	23,363	8.1	22,180	7.9	21,749	7.9	21,012	8.1

Other Retail
Retail leasing	8,490	2.9	8,546	3.0	7,988	2.8	6,316	2.3	5,232	2.0
Home equity and second mortgages	15,036	5.1	16,122	5.6	16,327	5.8	16,369	6.0	16,384	6.3
Revolving credit	2,899	1.0	3,088	1.1	3,183	1.1	3,282	1.2	3,354	1.3
Installment	11,038	3.7	9,676	3.4	8,989	3.2	8,087	3.0	7,030	2.7
Automobile	19,435	6.5	18,719	6.5	18,934	6.8	17,571	6.4	16,587	6.3
Student	220	.1	279	.1	1,903	.7	2,239	.8	2,619	1.0
Total other retail	57,118	19.3	56,430	19.7	57,324	20.4	53,864	19.7	51,206	19.6
Covered Loans	—	—	—	—	3,121	1.1	3,836	1.4	4,596	1.8
Total loans	$296,102	100.0%	$286,810	100.0%	$280,432	100.0%	$273,207	100.0%	$260,849	100.0%

TABLE 7	Commercial Loans by Industry Group and Geography

	2019		2018
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total
Industry Group
Manufacturing	$14,889	14.3%	$15,064	14.7%
Real estate, rental and leasing	12,347	11.9	12,270	12.0
Finance and insurance	11,990	11.5	10,301	10.0
Wholesale trade	8,392	8.1	8,310	8.1
Retail trade	7,674	7.4	8,211	8.0
Healthcare and social assistance	5,229	5.0	5,769	5.6
Transport and storage	4,270	4.1	3,559	3.5
Public administration	4,263	4.1	4,773	4.7
Professional, scientific and technical services	3,928	3.8	3,358	3.3
Information	3,537	3.4	3,576	3.5
Arts, entertainment and recreation	3,239	3.1	4,089	4.0
Educational services	2,774	2.7	3,139	3.1
Utilities	2,134	2.1	2,760	2.7
Mining	2,126	2.0	1,636	1.6
Other services	1,714	1.7	1,691	1.6
Agriculture, forestry, fishing and hunting	1,162	1.1	1,235	1.2
Other	14,195	13.7	12,703	12.4
Total	$103,863	100.0%	$102,444	100.0%
Geography
California	$12,432	12.0%	$13,507	13.2%
Colorado	4,025	3.9	4,071	4.0
Illinois	5,482	5.3	5,356	5.2
Minnesota	7,294	7.0	7,832	7.6
Missouri	3,875	3.7	3,274	3.2
Ohio	4,777	4.6	4,913	4.8
Oregon	1,986	1.9	2,135	2.1
Washington	3,910	3.8	3,672	3.6
Wisconsin	3,975	3.8	3,630	3.5
Iowa, Kansas, Nebraska, North Dakota, South Dakota	4,375	4.2	5,094	5.0
Arkansas, Indiana, Kentucky, North Carolina, Tennessee	6,461	6.2	6,439	6.3
Idaho, Montana, Wyoming	1,010	1.0	1,114	1.1
Arizona, Nevada, New Mexico, Utah	4,194	4.0	4,183	4.1
Total banking region	63,796	61.4	65,220	63.7
Florida, Michigan, New York, Pennsylvania, Texas	20,869	20.1	18,031	17.6
All other states	19,198	18.5	19,193	18.7
Total outside Company’s banking region	40,067	38.6	37,224	36.3
Total	$103,863	100.0%	$102,444	100.0%

Residential Mortgages
Residential mortgages held in the loan portfolio at December 31, 2019, increased $5.6 billion (8.5 percent) over December 31, 2018, as origination activity more than offset the effect of customers paying down balances during 2019. Average residential mortgages increased $5.9 billion (9.5 percent) in 2019, compared with 2018. Residential mortgages originated and placed in the Company’s loan portfolio include well-secured jumbo mortgages and branch-originated first lien home equity loans to borrowers with high credit quality.
Credit Card
Total credit card loans increased $1.4 billion (6.1 percent) at December 31, 2019, compared with December 31, 2018, reflecting new and existing customer growth during the year. Average credit card balances increased $1.6 billion (7.6 percent) in 2019, compared with 2018.

TABLE 8	Commercial Real Estate Loans by Property Type and Geography

	2019		2018
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total
Property Type
Business owner occupied	$9,111	22.9%	$9,769	24.7%
Commercial property
Industrial	2,650	6.7	1,695	4.3
Office	5,783	14.5	5,351	13.5
Retail	3,947	9.9	4,150	10.5
Other commercial	3,542	8.9	3,399	8.6
Multi-family	8,260	20.8	8,592	21.7
Hotel/motel	3,154	7.9	3,520	8.9
Residential homebuilders	3,040	7.7	2,764	7.0
Healthcare facilities	259	.7	299	.8
Total	$39,746	100.0%	$39,539	100.0%
Geography
California	$9,980	25.1%	$9,784	24.7%
Colorado	1,649	4.1	1,883	4.8
Illinois	1,379	3.5	1,484	3.8
Minnesota	1,927	4.9	1,896	4.8
Missouri	1,114	2.8	1,157	2.9
Ohio	1,235	3.1	1,278	3.2
Oregon	1,735	4.4	1,718	4.4
Washington	3,505	8.8	3,383	8.6
Wisconsin	1,713	4.3	1,892	4.8
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,049	5.2	2,085	5.3
Arkansas, Indiana, Kentucky, North Carolina, Tennessee	2,828	7.1	2,742	6.9
Idaho, Montana, Wyoming	1,004	2.5	962	2.4
Arizona, Nevada, New Mexico, Utah	3,056	7.7	3,130	7.9
Total banking region	33,174	83.5	33,394	84.5
Florida, Michigan, New York, Pennsylvania, Texas	3,892	9.8	3,613	9.1
All other states	2,680	6.7	2,532	6.4
Total outside Company’s banking region	6,572	16.5	6,145	15.5
Total	$39,746	100.0%	$39,539	100.0%

Other Retail
Total other retail loans, which include retail leasing, home equity and second mortgages and other retail loans, increased $688 million (1.2 percent) at December 31, 2019, compared with December 31, 2018, reflecting increases in installment loans and auto loans, partially offset by decreases in home equity loans and revolving credit balances. Average other retail loans increased $910 million (1.6 percent) in 2019, compared with 2018. Of the total residential mortgages, credit card and other retail loans outstanding at December 31, 2019, approximately 73.2 percent were to customers located in the Company’s primary banking region, compared with 74.0 percent at December 31, 2018. Tables 9, 10 and 11 provide a geographic summary of residential mortgages, credit card loans and other retail loans outstanding, respectively, as of December 31, 2019 and 2018.

TABLE 9	Residential Mortgages by Geography

	2019		2018
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total
California	$22,945	32.5%	$20,176	31.0%
Colorado	3,864	5.5	3,586	5.5
Illinois	3,488	4.9	3,301	5.1
Minnesota	4,359	6.2	4,322	6.6
Missouri	1,704	2.4	1,710	2.6
Ohio	2,017	2.9	2,062	3.2
Oregon	2,485	3.5	2,427	3.7
Washington	4,075	5.8	3,702	5.7
Wisconsin	1,503	2.1	1,527	2.3
Iowa, Kansas, Nebraska, North Dakota, South Dakota	1,970	2.8	2,055	3.2
Arkansas, Indiana, Kentucky, North Carolina, Tennessee	3,921	5.6	3,804	5.9
Idaho, Montana, Wyoming	1,354	1.9	1,326	2.0
Arizona, Nevada, New Mexico, Utah	5,229	7.4	4,851	7.5
Total banking region	58,914	83.5	54,849	84.3
Florida, Michigan, New York, Pennsylvania, Texas	5,162	7.3	4,744	7.3
All other states	6,510	9.2	5,441	8.4
Total outside Company’s banking region	11,672	16.5	10,185	15.7
Total	$70,586	100.0%	$65,034	100.0%

TABLE 10	Credit Card Loans by Geography

	2019		2018
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total
California	$2,550	10.3%	$2,399	10.3%
Colorado	854	3.4	808	3.5
Illinois	1,257	5.1	1,176	5.0
Minnesota	1,305	5.3	1,275	5.5
Missouri	787	3.2	758	3.2
Ohio	1,272	5.1	1,215	5.2
Oregon	710	2.9	684	2.9
Washington	903	3.6	877	3.8
Wisconsin	1,043	4.2	1,017	4.3
Iowa, Kansas, Nebraska, North Dakota, South Dakota	1,122	4.5	1,100	4.7
Arkansas, Indiana, Kentucky, North Carolina, Tennessee	2,106	8.5	1,985	8.5
Idaho, Montana, Wyoming	395	1.6	384	1.6
Arizona, Nevada, New Mexico, Utah	1,286	5.2	1,183	5.1
Total banking region	15,590	62.9	14,861	63.6
Florida, Michigan, New York, Pennsylvania, Texas	4,763	19.2	4,440	19.0
All other states	4,436	17.9	4,062	17.4
Total outside Company’s banking region	9,199	37.1	8,502	36.4
Total	$24,789	100.0%	$23,363	100.0%

TABLE 11	Other Retail Loans by Geography

	2019		2018
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total
California	$9,596	16.8%	$9,826	17.4%
Colorado	2,015	3.5	2,079	3.7
Illinois	2,772	4.8	2,938	5.2
Minnesota	3,147	5.5	3,298	5.8
Missouri	1,820	3.2	1,961	3.5
Ohio	2,594	4.5	2,626	4.7
Oregon	1,530	2.7	1,530	2.7
Washington	1,810	3.2	1,755	3.1
Wisconsin	1,289	2.3	1,350	2.4
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,320	4.1	2,343	4.2
Arkansas, Indiana, Kentucky, North Carolina, Tennessee	3,927	6.9	3,797	6.7
Idaho, Montana, Wyoming	1,090	1.9	1,043	1.8
Arizona, Nevada, New Mexico, Utah	3,144	5.5	2,976	5.3
Total banking region	37,054	64.9	37,522	66.5
Florida, Michigan, New York, Pennsylvania, Texas	12,564	22.0	11,752	20.8
All other states	7,500	13.1	7,156	12.7
Total outside Company’s banking region	20,064	35.1	18,908	33.5
Total	$57,118	100.0%	$56,430	100.0%

TABLE 12	Selected Loan Maturity Distribution

At December 31, 2019 (Dollars in Millions)	One Year or Less	Over One Through Five Years	Over Five Years	Total
Commercial	$40,211	$59,926	$3,726	$103,863
Commercial real estate	10,322	22,028	7,396	39,746
Residential mortgages	2,490	9,041	59,055	70,586
Credit card	24,789	—	—	24,789
Other retail	10,830	24,741	21,547	57,118
Total loans	$88,642	$115,736	$91,724	$296,102
Total of loans due after one year with
Predetermined interest rates				$97,933
Floating interest rates				$109,527

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
Loans Held for Sale
Loans held for sale, consisting primarily of residential mortgages to be sold in the secondary market, were
$5.6 billion at December 31, 2019, compared with $2.1 billion at December 31, 2018. The increase in loans held for sale was principally due to a higher level of mortgage loan closings in late 2019, compared with the same period of 2018, reflecting the impact of declining interest rates. Almost all of the residential mortgage loans the Company originates or purchases for sale follow guidelines that allow the loans to be sold into existing, highly liquid secondary markets; in particular in government agency transactions and to government sponsored enterprises (“GSEs”).

TABLE 13	Investment Securities

	2019				2018
At December 31 (Dollars in Millions)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield (e)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield (e)
U.S. Treasury and agencies	$19,845	$19,839	2.7	1.68%	$24,706	$24,218	3.0	1.77%
Mortgage-backed securities (a)	95,385	95,564	4.4	2.39	81,464	79,725	5.6	2.60
Asset-backed securities (a)	375	383	3.1	3.09	402	411	3.5	3.69
Obligations of state and political subdivisions (b)(c)	6,499	6,814	6.6	4.29	6,842	6,708	10.4	4.35
Other	13	13	.3	2.66	17	17	1.0	3.52
Total investment securities (d)	$122,117	$122,613	4.2	2.38%	$113,431	$111,079	5.3	2.52%

(a)	Information related to asset and mortgage-backed securities included above is presented based upon weighted-average maturities that take into account anticipated future prepayments.

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

(d)
At December 31, 2019, all investment securities were classified as available-for-sale.
At December 31, 2018, total investment securities included
held-to-maturity
investment securities with a total amortized cost and fair value of $46.0 billion and $45.0 billion, respectively, and available-for-sale
investment securities with a total amortized cost and fair value of $67.4 billion and $66.1 billion, respectively.
Held-to-maturity
investment securities are carried at historical cost, adjusted for amortization of premiums and accretion of discounts.
Available-for-sale
investment securities are carried at fair value with unrealized net gains or losses reported within accumulated other comprehensive income (loss) in shareholders’ equity.

(e)
Weighted-average yields for obligations of state and political subdivisions are presented on a fully-taxable equivalent basis based on a federal income tax rate of 21 percent. Yields on investment securities are computed based on amortized cost balances, excluding any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale
to
held-to-maturity.

Investment Securities
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
Investment securities totaled $122.6 billion at December 31, 2019, compared with $112.2 billion at December 31, 2018. The $10.4 billion (9.3 percent) increase reflected $8.7 billion of net investment purchases and a $1.8 billion favorable change in net unrealized gains (losses) on available-for-sale
investment securities. On December 31, 2019, the Company transferred all $43.6 billion of its held-to-maturity
investment securities to the
available-for-sale
category to reflect its new intent for these securities, as a result of changes to regulatory capital requirements promulgated in 2019.
Average investment securities were $117.2 billion in 2019, compared with $113.9 billion in 2018. The weighted-average yield of the investment securities portfolio was 2.38 percent at December 31, 2019, compared with 2.52 percent at December 31, 2018. The weighted-average maturity of the investment securities portfolio was 4.2 years at December 31, 2019, compared with 5.3 years at December 31, 2018. Investment securities by type are shown in Table 13.
The Company’s
available-for-sale
securities are carried at fair value with changes in fair value reflected in other comprehensive income (loss) unless a security is deemed to be other-than-temporarily impaired. At December 31, 2019, the Company’s net unrealized gains on available-for-sale
securities were $496 million, compared with $1.3 billion of net unrealized losses at December 31, 2018. The favorable change in net unrealized gains (losses) was primarily due to increases in the fair value of U.S. Treasury, mortgage-backed and state and political securities as a result of changes in interest rates. Gross unrealized losses on available-for-sale
securities totaled $448 million at December 31, 2019, compared with $1.4 billion at December 31, 2018. The Company conducts a regular assessment of its investment portfolio to determine whether any securities are other-than-temporarily impaired. When assessing unrealized losses for other-than-temporary impairment, the Company considers the nature of the investment, the financial condition of the issuer, the extent and duration of unrealized losses, expected cash flows of underlying assets and market conditions. At December 31, 2019, the Company had no plans to sell securities with unrealized losses, and believes it is more likely than not that it would not be required to sell such securities before recovery of their amortized cost.
Refer to Notes 4 and 21 in the Notes to Consolidated Financial Statements for further information on investment securities.

TABLE 14	Deposits

The composition of deposits was as follows:

	2019		2018		2017		2016		2015
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Noninterest-bearing deposits	$75,590	20.9%	$81,811	23.7%	$87,557	25.2%	$86,097	25.7%	$83,766	27.9%
Interest-bearing deposits
Interest checking	75,949	21.0	73,994	21.4	74,520	21.5	66,298	19.8	59,169	19.7
Money market savings	120,082	33.2	100,396	29.1	107,973	31.1	109,947	32.9	86,159	28.7
Savings accounts	47,401	13.1	44,720	12.9	43,809	12.6	41,783	12.5	38,468	12.8
Total savings deposits	243,432	67.3	219,110	63.4	226,302	65.2	218,028	65.2	183,796	61.2
Time deposits less than $100,000	10,624	2.9	7,422	2.1	7,315	2.1	8,040	2.4	9,050	3.0
Time deposits greater than $100,000
Domestic	13,077	3.6	19,958	5.8	10,792	3.1	7,230	2.2	7,272	2.4
Foreign	19,193	5.3	17,174	5.0	15,249	4.4	15,195	4.5	16,516	5.5
Total interest-bearing deposits	286,326	79.1	263,664	76.3	259,658	74.8	248,493	74.3	216,634	72.1
Total deposits	$361,916	100.0%	$345,475	100.0%	$347,215	100.0%	$334,590	100.0%	$300,400	100.0%

The maturity of time deposits was as follows:

	Time Deposits Less Than $100,000	Time Deposits Greater Than $100,000
At December 31, 2019 (Dollars in Millions)		Domestic	Foreign	Total
Three months or less	$3,807	$5,020	$19,158	$27,985
Three months through six months	2,019	2,958	34	5,011
Six months through one year	2,065	2,669	1	4,735
Thereafter	2,733	2,430	—	5,163
Total	$10,624	$13,077	$19,193	$42,894

Deposits
Total deposits were $361.9 billion at December 31, 2019, compared with $345.5 billion at December 31, 2018. The $16.4 billion (4.8 percent) increase in total deposits reflected an increase in total savings deposits, partially offset by decreases in noninterest-bearing and time deposits. Average total deposits in 2019 increased $13.4 billion (4.0 percent) over 2018.
Interest-bearing savings deposits increased $24.3 billion (11.1 percent) at December 31, 2019, compared with December 31, 2018. The increase was related to higher money market, savings account and interest checking account deposit balances. Money market deposit balances increased $19.7 billion (19.6 percent), primarily due to higher Wealth Management and Investment Services, and Corporate and Commercial Banking balances. Savings account balances increased $2.7 billion (6.0 percent), primarily due to higher Consumer and Business Banking balances. Interest checking balances increased $2.0 billion (2.6 percent) primarily due to higher Consumer and Business Banking, and Corporate and Commercial Banking balances, partially offset by lower Wealth Management and Investment Services balances. Average interest-bearing savings deposits in 2019 increased $11.9 billion (5.5 percent), compared with 2018, reflecting higher Wealth Management and Investment Services, Corporate and Commercial Banking, and Consumer and Business Banking balances.
Noninterest-bearing deposits at December 31, 2019, decreased $6.2 billion (7.6 percent) from December 31, 2018. Average noninterest-bearing deposits decreased $4.3 billion (5.5 percent) in 2019, compared with 2018. The decreases were primarily due to lower Wealth Management and Investment Services, and Corporate and Commercial Banking balances, resulting primarily from balance migration to interest-bearing deposits and continued deployment of deposits by customers.
Interest-bearing time deposits at December 31, 2019, decreased $1.7 billion (3.7 percent), compared with December 31, 2018. Average time deposits increased $5.8 billion (14.9 percent) in 2019, compared with 2018. The changes were primarily driven by those deposits managed as an alternative to other funding sources, based largely on relative pricing and liquidity characteristics, as well as the migration of consumer customer deposit balances to higher yielding products.
Borrowings
The Company utilizes both short-term and long-term borrowings as part of its asset/liability management and funding strategies. Short-term borrowings, which include federal funds purchased, commercial paper, repurchase agreements, borrowings secured by high-grade assets and other short-term borrowings, were $23.7 billion at December 31, 2019, compared with $14.1 billion at December 31, 2018. The $9.6 billion (67.8 percent) increase in short-term borrowings was primarily due to higher commercial paper, federal funds purchased and other short-term borrowings balances, partially offset by lower repurchase agreement balances.
Long-term debt was $40.2 billion at December 31, 2019, compared with $41.3 billion at December 31, 2018. The $1.1 billion (2.8 percent) decrease was primarily due to $8.0 billion of bank note repayments and maturities, and $1.5 billion of medium-term note repayments, partially offset by issuances of $4.8 billion of bank notes, $2.7 billion of medium-term notes and $1.0 billion of subordinated notes.
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
The Executive Risk Committee (“ERC”), which is chaired by the Chief Risk Officer and includes the Chief Executive Officer and other members of the executive management team, oversees execution against the risk management framework and risk appetite statements. The ERC focuses on current and emerging risks, including strategic and reputation risks, by directing timely and comprehensive actions. Senior operating committees have also been established, each responsible for overseeing a specified category of risk.
The Company’s most prominent risk exposures are credit, interest rate, market, liquidity, operational, compliance, strategic, and reputation. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan, investment or derivative contract when it is due. Interest rate risk is the potential reduction of net interest income or market valuations as a result of changes in interest rates. Market risk arises from fluctuations in interest rates, foreign exchange rates, and security prices that may result in changes in the values of financial instruments, such as trading and available-for-sale
securities, mortgage loans held for sale (“MLHFS”), MSRs and derivatives that are accounted for on a fair value basis. Liquidity risk is the possible inability to fund obligations or new business at a reasonable cost and in a timely manner. Operational risk is the risk of loss arising from inadequate or failed internal processes or systems, people, or adverse external events, including the risk of loss resulting from breaches in data security. Operational risk can also include the risk of loss due to failures by third parties with which the Company does business. Compliance risk is the risk that the Company may suffer legal or regulatory sanctions, material financial loss, or loss to reputation through failure to comply with laws, regulations, rules, standards of good practice, and codes of conduct. Strategic risk is the risk to current or projected financial condition arising from adverse business decisions, poor implementation of business decisions, or lack of responsiveness to changes in the banking industry and operating environment. Reputation risk is the risk to current or anticipated earnings, capital, or franchise or enterprise value arising from negative public opinion. This risk may impair the Company’s competitiveness by affecting its ability to establish new customer relationships, offer new services or continue serving existing customer relationships. In addition to the risks identified above, other risk factors exist that may impact the Company. Refer to “Risk Factors” beginning on page 146, for a detailed discussion of these factors.
The Company’s Board and management-level governance committees are supported by a “three lines of defense” model for establishing effective checks and balances. The first line of defense, the business lines, manages risks in conformity with established limits and policy requirements. In turn, business line leaders and their risk officers establish programs to ensure conformity with these limits and policy requirements. The second line of defense, which includes the Chief Risk Officer’s organization as well as policy and oversight activities of corporate support functions, translates risk appetite and strategy into actionable risk limits and policies. The second line of defense monitors first line of defense conformity with limits and policies, and provides reporting and escalation of emerging risks and other concerns to senior management and the Risk Management Committee of the Board of Directors. The third line of defense, internal audit, is responsible for providing the Audit Committee of the Board of Directors and senior management with independent assessment and assurance regarding the effectiveness of the Company’s governance, risk management and control processes.
Management regularly provides reports to the Risk Management Committee of the Board of Directors. The Risk Management Committee discusses with management the Company’s risk management performance, and provides a summary of key risks to the entire Board of Directors, covering the status of existing matters, areas of potential future concern and specific information on certain types of loss events. The Risk Management Committee considers quarterly reports by management assessing the Company’s performance relative to the risk appetite statements and the associated risk limits, including:

–	Macroeconomic environment and other qualitative considerations, such as regulatory and compliance changes, litigation developments, and technology and cybersecurity;

–	Credit measures, including adversely rated and nonperforming loans, leveraged transactions, credit concentrations and lending limits;

–	Interest rate and market risk, including market value and net income simulation, and trading-related Value at Risk (“VaR”);

–	Liquidity risk, including funding projections under various stressed scenarios;

–	Operational and compliance risk, including losses stemming from events such as fraud, processing errors, control breaches, breaches in data security or adverse business decisions, as well as reporting on technology performance, and various legal and regulatory compliance measures;

–	Capital ratios and projections, including regulatory measures and stressed scenarios; and

–	Strategic and reputation risk considerations, impacts and responses.

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
In addition, credit quality ratings as defined by the Company, are an important part of the Company’s overall credit risk management and evaluation of its allowance for credit losses. Loans with a pass rating represent those loans not classified on the Company’s rating scale for problem credits, as minimal risk has been identified. Loans with a special mention or classified rating, including loans that are 90 days or more past due and still accruing, nonaccrual loans, those loans considered troubled debt restructurings (“TDRs”), and loans in a junior lien position that are current but are behind a modified or delinquent loan in a first lien position, encompass all loans held by the Company that it considers to have a potential or well-defined weakness that may put full collection of contractual cash flows at risk. The Company’s internal credit quality ratings for consumer loans are primarily based on delinquency and nonperforming status, except for a limited population of larger loans within those portfolios that are individually evaluated. For this limited population, the determination of the internal credit quality rating may also consider collateral value and customer cash flows. The Company strives to identify potential problem loans early, record any necessary charge-offs promptly and maintain appropriate allowance levels for probable loan losses. Refer to Notes 1 and 5 in the Notes to Consolidated Financial Statements for further discussion of the Company’s loan portfolios including internal credit quality ratings.
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
The consumer lending segment represents loans and leases made to consumer customers, including residential mortgages, credit card loans, and other retail loans such as revolving consumer lines, auto loans and leases, home equity loans and lines, and student loans, a run-off
portfolio. Home equity or second mortgage loans are junior lien closed-end
accounts fully disbursed at origination. These loans typically are fixed rate loans, secured by residential real estate, with a
10-
or
15-year
fixed payment amortization schedule. Home equity lines are revolving accounts giving the borrower the ability to draw and repay balances repeatedly, up to a maximum commitment, and are secured by residential real estate. These include accounts in either a first or junior lien position. Typical terms on home equity lines in the portfolio are variable rates benchmarked to the prime rate, with a
10-
or
15-year
draw period during which a minimum payment is equivalent to the monthly interest, followed by a
20-
or
10-year
amortization period, respectively. At December 31, 2019, substantially all of the Company’s home equity lines were in the draw period. Approximately $1.3 billion, or 10 percent, of the outstanding home equity line balances at December 31, 2019, will enter the amortization period within the next 36 months. Key risk characteristics relevant to consumer lending segment loans primarily relate to the borrowers’ capacity and willingness to repay and include unemployment rates and other economic factors, customer payment history and credit scores, and in some cases, updated loan-to-value
(“LTV”) information reflecting current market conditions on real estate-based loans. These risk characteristics, among others, are reflected in forecasts of delinquency levels, bankruptcies and losses which are the primary factors in determining the allowance for credit losses for the consumer lending segment.
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
During 2019, domestic economic conditions continued to be favorable as evidenced by overall growth and a strong labor market with the lowest unemployment rate in decades, despite the challenging headwinds created by trade conflict and slowing global growth. The domestic economy has experienced moderate productivity growth over the past few years supported by strong consumer spending, although business investment remains muted due to weak foreign growth and domestic trade policies. In an effort to reduce the impact of these risks to the domestic economy, the Federal Reserve Bank decreased short-term interest rates during 2019. Although the domestic economy is expected to grow at a modest pace in the next year, supported by strong consumer confidence and a healthy job market, uncertainty remains of the impact resulting from new tariffs, increases in existing tariffs, or future changes in interest rates or other domestic economic or trade policies. Current or anticipated changes to these policies that lessen their expansionary effect on the domestic economy could slow or further slow the expansion of the domestic and global economies.
Credit Diversification
The Company manages its credit risk, in part, through diversification of its loan portfolio which is achieved through limit setting by product type criteria, such as industry, and identification of credit concentrations. As part of its normal business activities, the Company offers a broad array of traditional commercial lending products and specialized products such as asset-based lending, commercial lease financing, agricultural credit, warehouse mortgage lending, small business lending, commercial real estate lending, health care lending and correspondent banking financing. The Company also offers an array of consumer lending products, including residential mortgages, credit card loans, auto loans, retail leases, home equity loans and lines, revolving credit arrangements and other consumer loans. These consumer lending products are primarily offered through the branch office network, home mortgage and loan production offices, mobile and on-line
banking, and indirect distribution channels, such as auto dealers. The Company monitors and manages the portfolio diversification by industry, customer and geography. Table 6 provides information with respect to the overall product diversification and changes in the mix during 2019.
The commercial loan class is diversified among various industries with higher concentrations in manufacturing, finance and insurance, wholesale trade, retail trade, and real estate, rental and leasing. Additionally, the commercial loan class is diversified across the Company’s geographical markets with 61.4 percent of total commercial loans within the Company’s Consumer and Business Banking region. Credit relationships outside of the Company’s Consumer and Business Banking region relate to the corporate banking, mortgage banking, auto dealer and leasing businesses, focusing on large national customers and specifically targeted industries, such as healthcare, utilities, energy and public administration. Loans to mortgage banking customers are primarily warehouse lines which are collateralized with the underlying mortgages. The Company regularly monitors its mortgage collateral position to manage its risk exposure. Table 7 provides a summary of significant industry groups and geographical locations of commercial loans outstanding at December 31, 2019 and 2018.
The commercial real estate loan class reflects the Company’s focus on serving business owners within its geographic footprint as well as regional and national investment-based real estate owners and builders. Within the commercial real estate loan class, different property types have varying degrees of credit risk. Table 8 provides a summary of the significant property types and geographical locations of commercial real estate loans outstanding at December 31, 2019 and 2018. At December 31, 2019, approximately 22.9 percent of the commercial real estate loans represented business owner-occupied properties that tend to exhibit less credit risk than non owner-occupied properties. The investment-based real estate mortgages are diversified among various property types with somewhat higher concentrations in multi-family, office and retail properties. From a geographical perspective, the Company’s commercial real estate loan class is generally well diversified. However, at December 31, 2019, 25.1 percent of the Company’s commercial real estate loans were secured by collateral in California, which has historically experienced higher credit quality deterioration in recessionary periods due to excess inventory levels and declining valuations. Included in commercial real estate at year-end
2019 was approximately $407 million in loans related to land held for development and $433 million of loans related to residential and commercial acquisition and development properties. These loans are subject to quarterly monitoring for changes in local market conditions due to a higher credit risk profile. The commercial real estate loan class is diversified across the Company’s geographical markets with 83.5 percent of total commercial real estate loans outstanding at December 31, 2019, within the Company’s Consumer and Business Banking region.
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
The following tables provide summary information of residential mortgages and home equity and second mortgages by LTV and borrower type at December 31, 2019:

Residential Mortgages (Dollars in Millions)	Interest Only	Amortizing	Total	Percent of Total
Loan-to-Value
Less than or equal to 80%	$2,536	$57,774	$60,310	85.5%
Over 80% through 90%	12	5,942	5,954	8.4
Over 90% through 100%	1	719	720	1.0
Over 100%	–	189	189	.3
No LTV available	–	27	27	–
Loans purchased from GNMA mortgage pools (a)	–	3,386	3,386	4.8
Total	$2,549	$68,037	$70,586	100.0%
Borrower Type
Prime borrowers	$2,549	$64,048	$66,597	94.3%
Sub-prime borrowers	–	603	603	.9
Loans purchased from GNMA mortgage pools (a)	–	3,386	3,386	4.8
Total	$2,549	$68,037	$70,586	100.0%

(a)
Represents loans purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose payments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

Home Equity and Second Mortgages (Dollars in Millions)	Lines	Loans	Total	Percent of Total
Loan-to-Value
Less than or equal to 80%	$11,124	$937	$12,061	80.2%
Over 80% through 90%	1,653	679	2,332	15.5
Over 90% through 100%	328	61	389	2.6
Over 100%	120	10	130	.9
No LTV/CLTV available	118	6	124	.8
Total	$13,343	$1,693	$15,036	100.0%
Borrower Type
Prime borrowers	$13,309	$1,655	$14,964	99.5%
Sub-prime borrowers	34	38	72	.5
Total	$13,343	$1,693	$15,036	100.0%

Home equity and second mortgages were $15.0 billion at December 31, 2019, compared with $16.1 billion at December 31, 2018, and included $3.8 billion of home equity lines in a first lien position and $11.2 billion of home equity and second mortgage loans and lines in a junior lien position. Loans and lines in a junior lien position at December 31, 2019, included approximately $4.5 billion of loans and lines for which the Company also serviced the related first lien loan, and approximately $6.7 billion where the Company did not service the related first lien loan. The Company was able to determine the status of the related first liens using information the Company has as the servicer of the first lien or information reported on customer credit bureau files. The Company also evaluates other indicators of credit risk for these junior lien loans and lines, including delinquency, estimated average CLTV ratios and updated weighted-average credit scores in making its assessment of credit risk, related loss estimates and determining the allowance for credit losses.
The following table provides a summary of delinquency statistics and other credit quality indicators for the Company’s junior lien positions at December 31, 2019:

	Junior Liens Behind
(Dollars in Millions)	Company Owned or Serviced First Lien	Third Party First Lien	Total
Total	$4,514	$6,709	$11,223
Percent 30 - 89 days past due	.30%	.53%	.44%
Percent 90 days or more past due	.06%	.07%	.06%
Weighted-average CLTV	69%	66%	67%
Weighted-average credit score	780	776	778

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

TABLE 15	Delinquent Loan Ratios as a Percent of Ending Loan Balances

At December 31 90 days or more past due excluding nonperforming loans	2019	2018	2017	2016	2015
Commercial
Commercial	.08%	.07%	.06%	.06%	.06%
Lease financing	–	–	–	–	–
Total commercial	.08	.07	.06	.06	.05
Commercial Real Estate
Commercial mortgages	.01	–	–	.01	–
Construction and development	–	–	.05	.05	.13
Total commercial real estate	.01	–	.01	.02	.03
Residential Mortgages (a)	.17	.18	.22	.27	.33
Credit Card	1.23	1.25	1.28	1.16	1.09
Other Retail
Retail leasing	.05	.04	.03	.02	.02
Home equity and second mortgages	.32	.35	.28	.25	.25
Other	.13	.15	.15	.13	.11
Total other retail	.17	.19	.17	.15	.15
Covered Loans	–	–	4.74	5.53	6.31
Total loans	.20%	.20%	.26%	.28%	.32%

At December 31 90 days or more past due including nonperforming loans	2019	2018	2017	2016	2015
Commercial	.27%	.27%	.31%	.57%	.25%
Commercial real estate	.21	.29	.37	.31	.33
Residential mortgages (a)	.51	.63	.96	1.31	1.66
Credit card	1.23	1.25	1.28	1.18	1.13
Other retail	.46	.54	.46	.45	.46
Covered loans	–	–	4.93	5.68	6.48
Total loans	.44%	.49%	.62%	.78%	.78%

(a)
Delinquent loan ratios exclude $1.7 billion, $1.7 billion, $1.9 billion, $2.5 billion, and $2.9 billion at December 31, 2019, 2018, 2017, 2016, and 2015, respectively, of loans purchased from GNMA mortgage pools whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs. Including these loans, the ratio of residential mortgages 90 days or more past due including all nonperforming loans was 2.92 percent, 3.21 percent, 4.16 percent, 5.73 percent, and 7.15 percent at December 31, 2019, 2018, 2017, 2016, and 2015, respectively.

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
re-aging
policies.
Accruing loans 90 days or more past due totaled $605 million at December 31, 2019, compared with $584 million at December 31, 2018. Accruing loans 90 days or more past due are not included in nonperforming assets and continue to accrue interest because they are adequately secured by collateral, are in the process of collection and are reasonably expected to result in repayment or restoration to current status, or are managed in homogeneous portfolios with specified charge-off
timeframes adhering to regulatory guidelines. The ratio of accruing loans 90 days or more past due to total loans was 0.20 percent at December 31, 2019, unchanged from December 31, 2018.

The following table provides summary delinquency information for residential mortgages, credit card and other retail loans included in the consumer lending segment:

	Amount		As a Percent of Ending Loan Balances
At December 31 (Dollars in Millions)	2019	2018	2019	2018
Residential Mortgages (a)
30-89 days	$154	$181	.22%	.27%
90 days or more	120	114	.17	.18
Nonperforming	241	296	.34	.46
Total	$515	$591	.73%	.91%

Credit Card
30-89 days	$321	$324	1.30%	1.39%
90 days or more	306	293	1.23	1.25
Nonperforming	—	—	—	—
Total	$627	$617	2.53%	2.64%

Other Retail
Retail Leasing
30-89 days	$45	$37	.53%	.43%
90 days or more	4	3	.05	.04
Nonperforming	13	12	.15	.14
Total	$62	$52	.73%	.61%

Home Equity and Second Mortgages
30-89 days	$77	$90	.51%	.56%
90 days or more	48	57	.32	.35
Nonperforming	116	145	.77	.90
Total	$241	$292	1.60%	1.81%
Other (b)
30-89 days	$271	$276	.81%	.87%
90 days or more	45	48	.13	.15
Nonperforming	36	40	.11	.13
Total	$352	$364	1.05%	1.15%

(a)
Excludes $428 million of loans
30-89
days past due and $1.7 billion of loans 90 days or more past due at December 31, 2019, purchased from GNMA mortgage pools that continue to accrue interest, compared with $430 million and $1.7 billion at December 31, 2018, respectively.

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
Troubled Debt Restructurings
Concessionary modifications are classified as TDRs unless the modification results in only an insignificant delay in the payments to be received. TDRs accrue interest if the borrower complies with the revised terms and conditions and has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles, which is generally six months or greater. At
December 31, 2019, performing TDRs were $3.8 billion, compared with $3.9 billion, $4.0 billion, $4.2 billion and $4.7 billion at December 31, 2018, 2017, 2016 and 2015, respectively. Loans classified as TDRs are considered impaired loans for reporting and measurement purposes.
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

The following table provides a summary of TDRs by loan class, including the delinquency status for TDRs that continue to accrue interest and TDRs included in nonperforming assets:

		As a Percent of Performing TDRs
At December 31, 2019 (Dollars in Millions)	Performing TDRs	30-89 Days Past Due	90 Days or More Past Due	Nonperforming TDRs		Total TDRs
Commercial	$279	4.4%	2.2%	$87	(a)	$366
Commercial real estate	160	.9	—	38	(b)	198
Residential mortgages	1,274	3.0	4.4	148		1,422	(d)
Credit card	263	10.8	6.3	—		263
Other retail	153	7.2	6.9	32	(c)	185	(e)
TDRs, excluding loans purchased from GNMA mortgage pools	2,129	4.3	4.2	305		2,434
Loans purchased from GNMA mortgage pools (g)	1,622	—	—	—		1,622	(f)
Total	$3,751	2.4%	2.4%	$305		$4,056

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

(d)
Includes $306 million of residential mortgage loans to borrowers that have had debt discharged through bankruptcy and $34 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.

(e)
Includes $85 million of other retail loans to borrowers that have had debt discharged through bankruptcy and $17 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.

(f)
Includes $137 million of Federal Housing Administration and United States Department of Veterans Affairs residential mortgage loans to borrowers that have had debt discharged through bankruptcy and $415 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.

(g)
Approximately 6.9 percent and 47.3 percent of the total TDR loans purchased from GNMA mortgage pools are
30-89
days past due and 90 days or more past due, respectively, but are not classified as delinquent as their repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

Short-term Modifications
The Company makes short-term modifications that it does not consider to be TDRs, in limited circumstances, to assist borrowers experiencing temporary hardships. Consumer lending programs include payment reductions, deferrals of up to three past due payments, and the ability to return to current status if the borrower makes required payments. The Company may also make short-term modifications to commercial lending loans, with the most common modification being an extension of the maturity date of three months or less. Such extensions generally are used when the maturity date is imminent and the borrower is experiencing some level of financial stress, but the Company believes the borrower will pay all contractual amounts owed. Short-term modifications were not material at December 31, 2019.
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
At December 31, 2019, total nonperforming assets were $829 million, compared with $989 million at December 31, 2018. The $160 million (16.2 percent) decrease in nonperforming assets, from December 31, 2018 to December 31, 2019, was driven by improvements in nonperforming residential mortgages, commercial real estate loans, other retail loans and OREO. The ratio of total nonperforming assets to total loans and other real estate was 0.28 percent at December 31, 2019, compared with 0.34 percent at December 31, 2018.
OREO was $78 million at December 31, 2019, compared with $111 million at December 31, 2018, and was related to foreclosed properties that previously secured loan balances. These balances exclude foreclosed GNMA loans whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

TABLE 16	Nonperforming Assets (a)

At December 31 (Dollars in Millions)	2019	2018	2017	2016	2015
Commercial
Commercial	$172	$186	$225	$443	$160
Lease financing	32	23	24	40	14
Total commercial	204	209	249	483	174
Commercial Real Estate
Commercial mortgages	74	76	108	87	92
Construction and development	8	39	34	37	35
Total commercial real estate	82	115	142	124	127
Residential Mortgages (b)	241	296	442	595	712
Credit Card	—	—	1	3	9
Other Retail
Retail leasing	13	12	8	2	3
Home equity and second mortgages	116	145	126	128	136
Other	36	40	34	27	23
Total other retail	165	197	168	157	162
Covered Loans	—	—	6	6	8
Total nonperforming loans	692	817	1,008	1,368	1,192
Other Real Estate (c)	78	111	141	186	280
Covered Other Real Estate	—	—	21	26	32
Other Assets	59	61	30	23	19
Total nonperforming assets	$829	$989	$1,200	$1,603	$1,523
Accruing loans 90 days or more past due (b)	$605	$584	$720	$764	$831
Nonperforming loans to total loans	.23%	.28%	.36%	.50%	.46%
Nonperforming assets to total loans plus other real estate (c)	.28%	.34%	.43%	.59%	.58%

Changes in Nonperforming Assets

(Dollars in Millions)	Commercial and Commercial Real Estate	Residential Mortgages, Credit Card and Other Retail	Total
Balance December 31, 2018	$338	$651	$989
Additions to nonperforming assets
New nonaccrual loans and foreclosed properties	683	303	986
Advances on loans	14	2	16
Total additions	697	305	1,002
Reductions in nonperforming assets
Paydowns, payoffs	(217)	(145)	(362)
Net sales	(266)	(90)	(356)
Return to performing status	(13)	(193)	(206)
Charge-offs (d)	(218)	(20)	(238)
Total reductions	(714)	(448)	(1,162)
Net additions to (reductions in) nonperforming assets	(17)	(143)	(160)
Balance December 31, 2019	$321	$508	$829

(a)	Throughout this document, nonperforming assets and related ratios do not include accruing loans 90 days or more past due.

(b)
Excludes $1.7 billion, $1.7 billion, $1.9 billion, $2.5 billion and $2.9 billion at December 31, 2019, 2018, 2017, 2016 and 2015, respectively, of loans purchased from GNMA mortgage pools that are 90 days or more past due that continue to accrue interest, as their repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

(c)
Foreclosed GNMA loans of $155 million, $235 million, $267 million, $373 million and $535 million at December 31, 2019, 2018, 2017, 2016 and 2015, respectively, continue to accrue interest and are recorded as other assets and excluded from nonperforming assets because they are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

(d)	Charge-offs exclude actions for certain card products and loan sales that were not classified as nonperforming at the time the charge-off occurred.

The following table provides an analysis of OREO, as a percent of their related loan balances, including geographical location detail for residential (residential mortgage, home equity and second mortgage) and commercial (commercial and commercial real estate) loan balances:

	Amount		As a Percent of Ending Loan Balances
At December 31 (Dollars in Millions)	2019	2018	2019	2018
Residential
Illinois	$10	$11	.22%	.25%
California	7	11	.03	.04
Minnesota	6	5	.10	.08
New York	6	8	.66	.97
Oregon	4	5	.12	.15
All other states	41	66	.09	.16
Total residential	74	106	.09	.13
Commercial
California	3	3	.01	.01
Idaho	—	1	—	.09
All other states	1	1	—	—
Total commercial	4	5	—	—
Total	$78	$111	.03%	.04%

Analysis of Loan Net Charge-offs
Total loan net charge-offs were $1.5 billion in 2019, compared with $1.4 billion in 2018. The $100 million (7.4 percent) increase in total net charge-offs in 2019, compared with 2018, reflected higher credit card, commercial, and commercial real estate loan net charge-offs, partially offset by lower residential mortgage loan net charge-offs. The ratio of total loan net charge-offs to average loans outstanding was 0.50 percent in 2019, compared with 0.48 percent in 2018.
Commercial and commercial real estate loan net charge-offs for 2019 were $299 million (0.21 percent of average loans outstanding), compared with $232 million (0.17 percent of average loans outstanding) in 2018. The increase in net charge-offs in 2019, compared with 2018, reflected higher commercial and commercial real estate loan charge-offs and lower commercial real estate loan recoveries.
Residential mortgage loan net charge-offs for 2019 were $3 million, compared with $17 million (0.03 percent of average loans outstanding) in 2018. Credit card loan net charge-offs in 2019 were $893 million (3.83 percent of average loans outstanding), compared with $846 million (3.90 percent of average loans outstanding) in 2018. Other retail loan net charge-offs for 2019 were $259 million (0.45 percent of average loans outstanding), compared with $259 million (0.46 percent of average loans outstanding) in 2018. The increase in total residential mortgage, credit card and other retail loan net charge-offs in 2019, compared with 2018, reflected higher credit card loan net charge-offs due to portfolio growth, partially offset by lower residential mortgage loan net charge-offs due to favorable economic conditions during 2019.

TABLE 17	Net Charge-offs as a Percent of Average Loans Outstanding

Year Ended December 31	2019	2018	2017	2016	2015
Commercial
Commercial	.28%	.25%	.27%	.35%	.26%
Lease financing	.22	.25	.31	.34	.27
Total commercial	.28	.25	.28	.35	.26
Commercial Real Estate
Commercial mortgages	.04	(.06)	.03	(.01)	.02
Construction and development	.02	(.02)	(.07)	(.08)	(.33)
Total commercial real estate	.04	(.05)	—	(.03)	(.07)
Residential Mortgages	—	.03	.06	.11	.21
Credit Card	3.83	3.90	3.76	3.30	3.61
Other Retail
Retail leasing	.15	.15	.14	.09	.09
Home equity and second mortgages	(.02)	(.02)	(.03)	.01	.24
Other	.76	.79	.75	.71	.65
Total other retail	.45	.46	.44	.42	.45
Total loans	.50%	.48%	.48%	.47%	.47%

Analysis and Determination of the Allowance for Credit Losses
Through December 31, 2019, the allowance for credit losses was established to reserve for probable and estimable losses incurred in the Company’s loan and lease portfolio, including unfunded credit commitments. Effective January 1, 2020, the Company adopted new accounting guidance which changes previous impairment recognition to a model that is based on expected losses rather than incurred losses. The allowance for credit losses is increased through provisions charged to earnings and reduced by net charge-offs. Management evaluates the appropriateness of the allowance for credit losses on a quarterly basis. The evaluation of each element and the overall allowance is based on a continuing assessment of problem loans, recent loss experience and other factors, including external factors such as regulatory guidance and economic conditions. Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments, which is included in other liabilities in the Consolidated Balance Sheet. Both the allowance for loan losses and the liability for unfunded credit commitments are included in the Company’s analysis of credit losses and reported reserve ratios.
At December 31, 2019, the allowance for credit losses was $4.5 billion (1.52 percent of period-end
loans), compared with an allowance of $4.4 billion (1.55 percent of period-end
loans) at December 31, 2018. The ratio of the allowance for credit losses to nonperforming loans was 649 percent at December 31, 2019, compared with 544 percent at December 31, 2018. The ratio of the allowance for credit losses to annual loan net charge-offs at December 31, 2019, was 309 percent, compared with 328 percent at December 31, 2018. Management determined the allowance for credit losses was appropriate at December 31, 2019.
The allowance recorded for loans in the commercial lending segment through December 31, 2019, was based on reviews of individual credit relationships and considered the migration analysis of commercial lending segment loans and actual loss experience. For each loan type, this historical loss experience was adjusted as necessary to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices or economic conditions. The results of the analysis were evaluated quarterly to confirm the selected loss experience was appropriate for each commercial loan type. The allowance recorded for impaired loans greater than $5 million in the commercial lending segment was based on an individual loan analysis utilizing expected cash flows discounted using the original effective interest rate, the observable market price of the loan, or the fair value of the collateral, less selling costs, for collateral-dependent loans, rather than the migration analysis. The allowance recorded for all other commercial lending segment loans was determined on a homogenous pool basis and included consideration of product mix, risk characteristics of the portfolio, delinquency status, bankruptcy experience, portfolio growth and historical losses, adjusted for current trends. The allowance established for commercial lending segment loans was $2.3 billion at December 31, 2019 compared with $2.2 billion December 31, 2018, reflecting overall portfolio growth.
The allowance recorded for TDR loans and purchased impaired loans in the consumer lending segment through December 31, 2019, was determined on a homogenous pool basis utilizing expected cash flows discounted using the original effective interest rate of the pool, or the prior quarter effective rate, respectively. The allowance for collateral-dependent loans in the consumer lending segment was determined based on the fair value of the collateral less costs to sell. The allowance recorded for all other consumer lending segment loans was determined on a homogenous pool basis and included consideration of product mix, risk characteristics of the portfolio, bankruptcy experience, delinquency status, refreshed LTV ratios when possible, portfolio growth and historical losses, adjusted for current trends. Credit card and other retail loans 90 days or more past due are generally not placed on nonaccrual status because of the relatively short period of time to charge-off
and, therefore, were excluded from nonperforming loans and measures that include nonperforming loans as part of the calculation.

TABLE 18	Summary of Allowance for Credit Losses

(Dollars in Millions)	2019	2018	2017	2016	2015
Balance at beginning of year	$4,441	$4,417	$4,357	$4,306	$4,375

Charge-Offs
Commercial
Commercial	380	328	387	388	289
Lease financing	19	22	27	29	25
Total commercial	399	350	414	417	314
Commercial real estate
Commercial mortgages	17	6	28	12	20
Construction and development	4	3	2	10	2
Total commercial real estate	21	9	30	22	22
Residential mortgages	34	48	65	85	135
Credit card	1,028	970	887	759	726
Other retail
Retail leasing	24	21	16	9	8
Home equity and second mortgages	19	25	31	40	73
Other	342	337	308	283	238
Total other retail	385	383	355	332	319
Total charge-offs	1,867	1,760	1,751	1,615	1,516

Recoveries
Commercial
Commercial	107	91	140	81	84
Lease financing	7	8	10	11	11
Total commercial	114	99	150	92	95
Commercial real estate
Commercial mortgages	5	23	20	16	15
Construction and development	2	5	10	19	35
Total commercial real estate	7	28	30	35	50
Residential mortgages	31	31	28	25	26
Credit card	135	124	101	83	75
Other retail
Retail leasing	11	9	6	4	3
Home equity and second mortgages	22	28	36	39	35
Other	93	87	70	68	60
Total other retail	126	124	112	111	98
Total recoveries	413	406	421	346	344

Net Charge-Offs
Commercial
Commercial	273	237	247	307	205
Lease financing	12	14	17	18	14
Total commercial	285	251	264	325	219
Commercial real estate
Commercial mortgages	12	(17)	8	(4)	5
Construction and development	2	(2)	(8)	(9)	(33)
Total commercial real estate	14	(19)	–	(13)	(28)
Residential mortgages	3	17	37	60	109
Credit card	893	846	786	676	651
Other retail
Retail leasing	13	12	10	5	5
Home equity and second mortgages	(3)	(3)	(5)	1	38
Other	249	250	238	215	178
Total other retail	259	259	243	221	221
Total net charge-offs	1,454	1,354	1,330	1,269	1,172
Provision for credit losses	1,504	1,379	1,390	1,324	1,132
Other changes	–	(1)	–	(4)	(29)
Balance at end of year	$4,491	$4,441	$4,417	$4,357	$4,306

Components
Allowance for loan losses	$4,020	$3,973	$3,925	$3,813	$3,863
Liability for unfunded credit commitments	471	468	492	544	443
Total allowance for credit losses	$4,491	$4,441	$4,417	$4,357	$4,306
Allowance for Credit Losses as a Percentage of
Period-end loans	1.52%	1.55%	1.58%	1.59%	1.65%
Nonperforming loans	649	544	438	318	361
Nonperforming and accruing loans 90 days or more past due	346	317	256	204	213
Nonperforming assets	542	449	368	272	283
Net charge-offs	309	328	332	343	367

TABLE 19	Elements of the Allowance for Credit Losses

	Allowance Amount					Allowance as a Percent of Loans
At December 31 (Dollars in Millions)	2019	2018	2017	2016	2015	2019	2018	2017	2016	2015
Commercial
Commercial	$1,413	$1,388	$1,298	$1,376	$1,231	1.44%	1.43%	1.41%	1.56%	1.48%
Lease financing	71	66	74	74	56	1.25	1.18	1.32	1.36	1.06
Total commercial	1,484	1,454	1,372	1,450	1,287	1.43	1.42	1.41	1.55	1.46

Commercial Real Estate
Commercial mortgages	272	269	295	282	285	.93	.94	1.00	.89	.90
Construction and development	527	531	536	530	439	5.10	4.85	4.83	4.61	4.24
Total commercial real estate	799	800	831	812	724	2.01	2.02	2.05	1.88	1.72
Residential Mortgages	433	455	449	510	631	.61	.70	.75	.89	1.18
Credit Card	1,128	1,102	1,056	934	883	4.55	4.72	4.76	4.29	4.20

Other Retail
Retail leasing	78	25	21	11	12	.92	.29	.26	.17	.23
Home equity and second mortgages	232	265	298	300	448	1.54	1.64	1.83	1.83	2.73
Other	337	340	359	306	283	1.00	1.07	1.09	.98	.96
Total other retail	647	630	678	617	743	1.13	1.12	1.18	1.15	1.45
Covered Loans	–	–	31	34	38	–	–	.99	.89	.83
Total allowance	$4,491	$4,441	$4,417	$4,357	$4,306	1.52%	1.55%	1.58%	1.59%	1.65%

When evaluating the appropriateness of the allowance for credit losses for any loans and lines in a junior lien position, the Company considered the delinquency and modification status of the first lien. At December 31, 2019, the Company serviced the first lien on 40 percent of the home equity loans and lines in a junior lien position. The Company also considered information received from its primary regulator on the status of the first liens that were serviced by other large servicers in the industry and the status of first lien mortgage accounts reported on customer credit bureau files. Regardless of whether or not the Company serviced the first lien, an assessment was made of economic conditions, problem loans, recent loss experience and other factors in determining the allowance for credit losses. Based on the available information, the Company estimated $273 million or 1.8 percent of its total home equity portfolio at December 31, 2019, represented non-delinquent
junior liens where the first lien was delinquent or modified.
The Company used historical loss experience on the loans and lines in a junior lien position where the first lien was serviced by the Company, or could be identified in credit bureau data, to establish loss estimates for junior lien loans and lines the Company serviced that were current, but the first lien was delinquent or modified. Historically, the number of junior lien defaults has been a small percentage of the total portfolio (approximately 1 percent annually), while the long-term average loss rate on loans that default has been approximately 90 percent. In addition, the Company obtains updated credit scores on its home equity portfolio each quarter, and in some cases more frequently, and used this information to qualitatively supplement its loss estimation methods. Credit score distributions for the portfolio are monitored monthly and any changes in the distribution are one of the factors considered in assessing the Company’s loss estimates. In its evaluation of the allowance for credit losses, the Company also considered the increased risk of loss associated with home equity lines that are contractually scheduled to convert from a revolving status to a fully amortizing payment and with residential lines and loans that have a balloon payoff provision.
The allowance established for consumer lending segment loans was $2.2 billion at December 31, 2019 and 2018, reflecting overall portfolio growth, partially offset by continued improvement in housing market conditions.
In addition, through December 31, 2019, the evaluation of the appropriate allowance for credit losses on purchased non-impaired
loans acquired after January 1, 2009, in the various loan segments considered credit discounts recorded as a part of the initial determination of the fair value of the loans. For these loans, no allowance for credit losses was recorded at the purchase date. Credit discounts representing the principal losses expected over the life of the loans were a component of the initial fair value. Subsequent to the purchase date, the methods utilized to estimate the required allowance for credit losses for these loans was similar to originated loans; however, the Company recorded a provision for credit losses only when the required allowance exceeded any remaining credit discounts.
The evaluation of the appropriate allowance for credit losses for purchased impaired loans in the various loan segments through December 31, 2019, considered the expected cash flows to be collected from the borrower. These loans were initially recorded at fair value and, therefore, no allowance for credit losses was recorded at the purchase date.
Subsequent to the purchase date, the expected cash flows of purchased loans were subject to evaluation. Decreases in expected cash flows were recognized by recording an allowance for credit losses. If the expected cash flows on the purchased loans increased such that a previously recorded impairment allowance could have been reversed, the Company recorded a reduction in the allowance. Increases in expected cash flows of purchased loans, when there are no reversals of previous impairment allowances, were recognized over the remaining life of the loans. Refer to Note 1 of the Notes to Consolidated Financial Statements, for more information.
The Company’s methodology for determining the appropriate allowance for credit losses for both loan segments also considered the imprecision inherent in the methodologies used. As a result, in addition to the amounts determined under the methodologies described above, management also considered the potential impact of other qualitative factors which include, but are not limited to, the following: economic factors; geographic and other concentration risks; delinquency and nonaccrual trends; current business conditions; changes in lending policy, underwriting standards and other relevant business practices; results of internal review; and the regulatory environment. The consideration of these items resulted in adjustments to allowance amounts included in the Company’s allowance for credit losses for both loan segments. Table 19 shows the amount of the allowance for credit losses by loan class and underlying portfolio category.
Although the Company determined the amount of each element of the allowance separately and considers this process to be an important credit management tool, the entire allowance for credit losses is available for the entire loan portfolio. The actual amount of losses can vary significantly from the estimated amounts.
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
end-of-term
marketing of
off-lease
vehicles.
Included in the retail leasing portfolio was approximately $6.6 billion of retail leasing residuals at December 31, 2019 and 2018. The Company monitors concentrations of leases by manufacturer and vehicle type. As of December 31, 2019, vehicle lease residuals related to sport utility vehicles were 48.8 percent of the portfolio, while truck and crossover utility vehicle classes represented approximately 25.3 percent and 15.1 percent of the portfolio, respectively. At year-end
2019, the individual vehicle model with the largest residual value outstanding represented 12.2 percent of the aggregate residual value of all vehicles in the portfolio. At December 31, 2019, the weighted-average origination term of the portfolio was 41 months, compared with 40 months at December 31, 2018. At December 31, 2019, the commercial leasing portfolio had $481 million of residuals, compared with $495 million at December 31, 2018. At year-end
2019, lease residuals related to business and office equipment represented 33.9 percent of the total residual portfolio, while trucks and other transportation equipment represented 31.2 percent.
Operational Risk Management
Operational risk is the risk of loss arising from inadequate or failed internal processes or systems, people, or adverse external events, including the risk of loss resulting from fraud, litigation and breaches in data security. The Company operates in many different businesses in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. Operational risk is inherent in all business activities, and the management of this risk is important to the achievement of the Company’s objectives. Business lines have direct and primary responsibility and accountability for identifying, controlling, and monitoring operational risks embedded in their business activities. The Company maintains a system of controls with the objective of providing proper transaction authorization and execution, proper system operations, proper oversight of third parties with whom it does business, safeguarding of assets from misuse or theft, and ensuring the reliability and security of financial and other data.
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
In the past, the Company has experienced attack attempts on its computer systems, including various denial-of-service
attacks on customer-facing websites. The Company has not experienced any material losses relating to these attempts, as a result of its controls, processes and systems to protect its networks, computers, software and data from attack, damage or unauthorized access but future attacks could be more disruptive or damaging. Attack attempts on the Company’s computer systems are evolving and increasing, and the Company continues to develop and enhance its controls and processes to protect against these attempts.
Compliance Risk Management
 The Company may suffer legal or regulatory sanctions, material financial loss, or damage to its reputation through failure to comply with laws, regulations, rules, standards of good practice, and codes of conduct, including those related to compliance with Bank Secrecy Act/anti-money laundering requirements, sanctions compliance requirements as administered by the Office of Foreign Assets Control, consumer protection and other requirements. The Company has controls and processes in place for the assessment, identification, monitoring, management and reporting of compliance risks and issues. Refer to “Supervision and Regulation” in the Company’s Annual Report on Form
10-K
for further discussion of the regulatory framework applicable to bank holding companies and their subsidiaries.
Interest Rate Risk Management
In the banking industry, changes in interest rates are a significant risk that can impact earnings and the safety and soundness of an entity. The Company manages its exposure to changes in interest rates through asset and liability management activities within guidelines established by its Asset Liability Management Committee (“ALCO”) and approved by the Board of Directors. The ALCO has the responsibility for approving and ensuring compliance with the ALCO management policies, including interest rate risk exposure. One way the Company measures and analyzes its interest rate risk is through net interest income simulation analysis.
Simulation analysis incorporates substantially all of the Company’s assets and liabilities and off-balance
sheet instruments, together with forecasted changes in the balance sheet and assumptions that reflect the current interest rate environment. Through this simulation, management estimates the impact on net interest income of various interest rate changes that differ in the direction, amount and speed of change over time, as well as the shape of the yield curve. This simulation includes assumptions about how the balance sheet is likely to be affected by changes in loan and deposit growth. Assumptions are made to project interest rates for new loans and deposits based on historical analysis, management’s outlook and re-pricing
strategies. These assumptions are reviewed and validated on a periodic basis with sensitivity analysis being provided for key variables of the simulation. The results are reviewed monthly by the ALCO and are used to guide asset/liability management strategies.
The Company manages its interest rate risk position by holding assets with desired interest rate risk characteristics on its balance sheet, implementing certain pricing strategies for loans and deposits and selecting derivatives and various funding and investment portfolio strategies.
Table 20 summarizes the projected impact to net interest income over the next 12 months of various potential interest rate changes. The sensitivity of the projected impact to net interest income over the next 12 months is dependent on balance sheet growth, product mix, deposit behavior, pricing and funding decisions. While the Company utilizes assumptions based on historical information and expected behaviors, actual outcomes could vary significantly. For example, if deposit outflows are more limited (stable) than the assumptions the Company used in preparing Table 20, the projected impact to net interest income would be an increase of 1.26 percent in the “Up 50 bps” and 1.93 percent in the “Up 200 bps” scenarios.

TABLE 20	Sensitivity of Net Interest Income

	December 31, 2019				December 31, 2018
	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual
Net interest income	(1.43)%	.83%	*	.21%	(1.43)%	1.02%	(3.90)%	1.45%

*	Given the level of interest rates, downward rate scenario is not computed.

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
The Company does not designate all of the derivatives that it enters into for risk management purposes as accounting hedges because of the inefficiency of applying the accounting requirements and may instead elect fair value accounting for the related hedged items. In particular, the Company enters into interest rate swaps, swaptions, forward commitments to buy to-be-announced
securities (“TBAs”), U.S. Treasury and Eurodollar futures and options on U.S. Treasury futures to mitigate fluctuations in the value of its MSRs, but does not designate those derivatives as accounting hedges. The estimated net sensitivity to changes in interest rates of the fair value of the MSRs and the related derivative instruments at December 31, 2019, to an immediate 25, 50 and 100 bps downward movement in interest rates would be a decrease of approximately $1 million, $10 million and $50 million, respectively. An immediate upward movement in interest rates at December 31, 2019, of 25, 50 and 100 bps would result in a decrease of approximately $2 million, $10 million and $65 million, in the fair value of the MSRs and related derivative instruments, respectively. Refer to Note 9 of the Notes to Consolidated Financial Statements for additional information regarding MSRs.
Additionally, the Company uses forward commitments to sell TBAs and other commitments to sell residential mortgage loans at specified prices to economically hedge the interest rate risk in its residential mortgage loan production activities. At December 31, 2019, the Company had $6.9 billion of forward commitments to sell, hedging $4.6 billion of MLHFS and $3.0 billion of unfunded mortgage loan commitments. The forward commitments to sell and the unfunded mortgage loan commitments on loans intended to be sold are considered derivatives under the accounting guidance related to accounting for derivative instruments and hedging activities. The Company has elected the fair value option for the MLHFS.
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
LIBOR Transition
 In July 2017, the United Kingdom’s Financial Conduct Authority announced that it would no longer require banks to submit rates for the London InterBank Offered Rate (“LIBOR”) after 2021. The Company holds financial instruments that will be impacted by the discontinuance of LIBOR, including certain loans, investment securities, derivatives, borrowings and other financial instruments that use LIBOR as the benchmark rate. The Company also provides various services to customers in its capacity as trustee, which involve financial instruments that will be similarly impacted by the discontinuance of LIBOR. The Company anticipates these financial instruments will require transition to a new reference rate. This transition will occur over the next several years as many of these arrangements do not have an alternative rate referenced in their contracts or a clear path for the parties to agree upon an alternative reference rate. In order to facilitate the transition process, the Company has instituted a LIBOR Transition Office and commenced an enterprise-wide project to identify, assess and monitor risks associated with the expected discontinuance or unavailability of LIBOR, actively engage with industry working groups and regulators, achieve operational readiness and engage impacted customers. Refer to “Risk Factors” beginning on page 146, for further discussion on potential risks that could adversely affect the Company’s financial results as a result of the LIBOR transition.
Market Risk Management
 In addition to interest rate risk, the Company is exposed to other forms of market risk, principally related to trading activities which support customers’ strategies to manage their own foreign currency, interest rate risk and funding activities. For purposes of its internal capital adequacy assessment process, the Company considers risk arising from its trading activities, as well as the remeasurement volatility of foreign currency denominated balances included on its Consolidated Balance Sheet (collectively, “Covered Positions”), employing methodologies consistent with the requirements of regulatory rules for market risk. The Company’s Market Risk Committee (“MRC”), within the framework of the ALCO, oversees market risk management. The MRC monitors and reviews the Company’s Covered Positions and establishes policies for market risk management, including exposure limits for each portfolio. The Company uses a VaR approach to measure general market risk. Theoretically, VaR represents the statistical risk of loss the Company has to adverse market movements over a one-day
time horizon. The Company uses the Historical Simulation method to calculate VaR for its Covered Positions measured at the ninety-ninth percentile using a one-year
look-back period for distributions derived from past market data. The market factors used in the calculations include those pertinent to market risks inherent in the underlying trading portfolios, principally those that affect the Company’s corporate bond trading business, foreign currency transaction business, client derivatives business, loan trading business and municipal securities business, as well as those inherent in the Company’s foreign denominated balances and the derivatives used to mitigate the related measurement volatility. On average, the Company expects the one-day
VaR to be exceeded by actual losses two to three times per year related to these positions. The Company monitors the accuracy of internal VaR models and modeling processes by back-testing model performance, regularly updating the historical data used by the VaR models and regular model validations to assess the accuracy of the models’ input, processing, and reporting components. All models are required to be independently reviewed and approved prior to being placed in use. If the Company were to experience market losses in excess of the estimated VaR more often than expected, the VaR models and associated assumptions would be analyzed and adjusted.
The average, high, low and
period-end
one-day
VaR amounts for the Company’s Covered Positions were as follows:

Year Ended December 31 (Dollars in Millions)	2019	2018
Average	$1	$1
High	2	1
Low	1	1
Period-end	1	1

The Company did not experience any actual losses for its combined Covered Positions that exceeded VaR during 2019 and 2018. The Company stress tests its market risk measurements to provide management with perspectives on market events that may not be captured by its VaR models, including worst case historical market movement combinations that have not necessarily occurred on the same date.
The Company calculates Stressed VaR using the same underlying methodology and model as VaR, except that a historical continuous one-year
look-back period is utilized that reflects a period of significant financial stress appropriate to the Company’s Covered Positions. The period selected by the Company includes the significant market volatility of the last four months of 2008.
The average, high, low and
period-end
one-day
Stressed VaR amounts for the Company’s Covered Positions were as follows:

Year Ended December 31 (Dollars in Millions)	2019	2018
Average	$6	$5
High	9	8
Low	4	2
Period-end	5	6

Valuations of positions in client derivatives and foreign currency activities are based on discounted cash flow or other valuation techniques using market-based assumptions. These valuations are compared to third-party quotes or other market prices to determine if there are significant variances. Significant variances are approved by senior management in the Company’s corporate functions. Valuation of positions in the corporate bond trading, loan trading and municipal securities businesses are based on trader marks. These trader marks are evaluated against third-party prices, with significant variances approved by senior management in the Company’s corporate functions.
The Company also measures the market risk of its hedging activities related to residential MLHFS and MSRs using the Historical Simulation method. The VaRs are measured at the ninety-ninth percentile and employ factors pertinent to the market risks inherent in the valuation of the assets and hedges. A one-year
look-back period is used to obtain past market data for the models.
The average, high and low VaR amounts for the residential MLHFS and related hedges and the MSRs and related hedges were as follows:

Year Ended December 31 (Dollars in Millions)	2019	2018
Residential Mortgage Loans Held For Sale and Related Hedges
Average	$3	$1
High	8	2
Low	–	–
Mortgage Servicing Rights and Related Hedges
Average	$7	$5
High	11	7
Low	4	4

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
sheet and
off-balance
sheet funding sources. These liquidity sources include cash at the Federal Reserve Bank and certain European central banks, unencumbered liquid assets, and capacity to borrow from the FHLB and at Federal Reserve Bank’s Discount Window. Unencumbered liquid assets in the Company’s investment securities portfolio provides asset liquidity through the Company’s ability to sell the securities or pledge and borrow against them. At
December 31, 2019, the fair value of unencumbered investment securities totaled $114.2 billion, compared with $100.2 billion at December 31, 2018. Refer to Note 4 of the Notes to Consolidated Financial Statements and “Balance Sheet Analysis” for further information on investment securities maturities and trends. Asset liquidity is further enhanced by the Company’s practice of pledging loans to access secured borrowing facilities through the FHLB and Federal Reserve Bank. At December 31, 2019, the Company could have borrowed an additional $97.4 billion from the FHLB and Federal Reserve Bank based on collateral available for additional borrowings.
The Company’s diversified deposit base provides a sizeable source of relatively stable and low-cost
funding, while reducing the Company’s reliance on the wholesale markets. Total deposits were $361.9 billion at December 31, 2019, compared with $345.5 billion at December 31, 2018. Refer to Table 14 and “Balance Sheet Analysis” for further information on the Company’s deposits.
Additional funding is provided by long-term debt and short-term borrowings. Long-term debt was $40.2 billion at December 31, 2019, and is an important funding source because of its multi-year borrowing structure. Refer to Note 13 of the Notes to Consolidated Financial Statements for information on the terms and maturities of the Company’s long-term debt issuances and “Balance Sheet Analysis” for discussion on long-term debt trends. Short-term borrowings were $23.7 billion at December 31, 2019, and supplement the Company’s other funding sources. Refer to Note 12 of the Notes to Consolidated Financial Statements and “Balance Sheet Analysis” for information on the terms and trends of the Company’s short-term borrowings.
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

acquisitions. The parent company obtains funding to meet its obligations from dividends collected from its subsidiaries and the issuance of debt and capital securities. The Company establishes limits for the minimal number of months into the future where the parent company can meet existing and forecasted obligations with cash and securities held that can be readily monetized. The Company measures and manages this limit in both normal and adverse conditions. The Company maintains sufficient funding to meet expected capital and debt service obligations for 24 months without the support of dividends from subsidiaries and assuming access to the wholesale markets is maintained. The Company maintains sufficient liquidity to meet its capital and debt service obligations for 12 months under adverse conditions without the support of dividends from subsidiaries or access to the wholesale markets. The parent company is currently well in excess of required liquidity minimums.
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
At December 31, 2019, parent company long-term debt outstanding was $18.6 billion, compared with $16.3 billion at
December 31, 2018. The increase was primarily due to $2.7 billion of medium-term note and $1.0 billion of subordinated note issuances, partially offset by $1.5 billion of medium-term note repayments. As of December 31, 2019, there was no parent company debt scheduled to mature in 2020. Future debt maturities may be met through medium-term note and capital security issuances and dividends from subsidiaries, as well as from parent company cash and cash equivalents.
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
The Company is subject to a regulatory Liquidity Coverage Ratio (“LCR”) requirement which requires banks to maintain an adequate level of unencumbered high quality liquid assets to meet estimated liquidity needs over a
30-day
stressed period. At December 31, 2019, the Company was compliant with this requirement.
European Exposures
The Company provides merchant processing and corporate trust services in Europe either directly or through banking affiliations in Europe. Revenue generated from sources in Europe represented approximately 2 percent of the Company’s total net revenue for 2019. Operating cash for these businesses is deposited on a short-term basis typically with certain European central banks. For deposits placed at other European banks, exposure is mitigated by the Company placing deposits at multiple banks and managing the amounts on deposit at any bank based on institution-specific deposit limits. At December 31, 2019, the Company had an aggregate amount on

TABLE 22	Contractual Obligations

	Payments Due By Period
At December 31, 2019 (Dollars in Millions)	One Year or Less	Over One Through Three Years	Over Three Through Five Years	Over Five Years	Total
Contractual Obligations (a)
Long-term debt (b)	$3,772	$15,728	$8,462	$12,205	$40,167
Operating leases	296	493	312	391	1,492
Benefit obligations (c)	25	56	63	212	356
Time deposits	37,731	3,883	1,275	5	42,894
Contractual interest payments (d)	1,758	1,523	925	738	4,944
Equity investment commitments	2,048	829	28	66	2,971
Other (e)	196	110	27	100	433
Total	$45,826	$22,622	$11,092	$13,717	$93,257

(a)
Unrecognized tax positions of $432 million at December 31, 2019, are excluded as the Company cannot make a reasonably reliable estimate of the period of cash settlement with the respective taxing authority.

(b)	Includes obligations under finance leases.

(c)	Amounts only include obligations related to the unfunded non-qualified pension plans.

(d)	Includes accrued interest and future contractual interest obligations.

(e)	Primarily includes purchase obligations for goods and services covered by noncancellable contracts including cancellation fees.

deposit with European banks of approximately $8.5 billion, predominately with the Central Bank of Ireland and Bank of England.
In addition, the Company provides financing to domestic multinational corporations that generate revenue from customers in European countries, transacts with various European banks as counterparties to certain derivative-related activities, and through a subsidiary, manages money market funds that hold certain investments in European sovereign debt. Any deterioration in economic conditions in Europe, including the potential negative impact of the United Kingdom’s withdrawal from the European Union (“Brexit”), is not expected to have a significant effect on the Company related to these activities. The Company is focused on providing continuity of services, with minimal disruption resulting from Brexit, to customers with activities in European countries. The Company has made certain structural changes to its legal entities and operations in the United Kingdom and European Union, where needed, and migrated certain business activities to the appropriate jurisdictions to continue to provide such services and generate revenue.
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
Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses. Many of the Company’s commitments to extend credit expire without being drawn and, therefore, total commitment amounts do not necessarily represent future liquidity requirements or the Company’s exposure to credit loss. Commitments to extend credit also include consumer credit lines that are cancelable upon notification to the consumer. Total contractual amounts of commitments to extend credit at December 31, 2019 were $324.1 billion. The Company also issues and confirms various types of letters of credit, including standby and commercial. Total contractual amounts of letters of credit at December 31, 2019 were $10.6 billion. For more information on the Company’s commitments to extend credit and letters of credit, refer to Note 22 in the Notes to Consolidated Financial Statements.
The Company’s
off-balance
sheet arrangements with unconsolidated entities primarily consist of private investment funds or partnerships that make equity investments, provide debt financing or support community-based investments in tax-advantaged
projects. In addition to providing investment returns, these arrangements in many cases assist the Company in complying with requirements of the Community Reinvestment Act. The investments in these entities generate a return primarily through the realization of federal and state income tax credits and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. The entities in which the Company invests are generally considered variable interest entities (“VIEs”). The Company’s recorded net investment in these entities as of December 31, 2019 was approximately $3.2 billion.
The Company also has
non-controlling
financial investments in private funds and partnerships considered VIEs. The Company’s recorded investment in these entities was approximately $31 million at December 31, 2019, and the Company had unfunded commitments to invest an additional $24 million. For more information on the Company’s interests in unconsolidated VIEs, refer to Note 7 in the Notes to Consolidated Financial Statements.
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
On September 17, 2019, the Company announced its Board of Directors had approved a 13.5 percent increase in the Company’s dividend rate per common share, from $0.37 per quarter to $0.42 per quarter.
The Company repurchased approximately 81 million shares of its common stock in 2019, compared with approximately 54 million shares in 2018. The average price paid for the shares repurchased in 2019 was $55.88 per share, compared with $52.57 per share in 2018. As of December 31, 2019, the approximate dollar value of shares that may yet be purchased by the Company under the current share repurchase program approved by the Board of Directors was $2.4 billion. For a more complete analysis of activities impacting shareholders’ equity and capital management programs, refer to Note 14 of the Notes to Consolidated Financial Statements.
Total U.S. Bancorp shareholders’ equity was $51.9 billion at December 31, 2019, compared with $51.0 billion at December 31, 2018. The increase was primarily the result of corporate earnings and changes in unrealized gains and losses on available-for-sale
investment securities included in other comprehensive income (loss), partially offset by common share repurchases and dividends.
The regulatory capital requirements effective for the Company follow Basel III, which includes two comprehensive methodologies for calculating risk-weighted assets: a general standardized approach and more risk-sensitive advanced approaches. Prior to December 31, 2019, the Company’s capital adequacy was evaluated against the methodology that was most restrictive. In November 2019, the Company’s regulators issued final rules which tailor regulations to reduce certain compliance requirements for banking organizations with less risk. These rules reduced the Company’s capital and liquidity requirements and no longer subject the Company to calculating its capital adequacy as a percentage of risk-weighted assets under advanced approaches effective December 31, 2019. Under Basel III, banking regulators define minimum capital requirements for banks and financial services holding companies. These requirements are expressed in the form of a minimum common equity tier 1 capital ratio, tier 1 capital ratio, total risk-based capital ratio, tier 1 leverage ratio and a tier 1 total leverage exposure, or supplementary leverage, ratio. The Company’s minimum required level for these ratios at December 31, 2019, which include a capital conservation buffer of 2.5 percent for the common equity tier 1 capital, tier 1 capital and total capital ratios, was 7.0 percent, 8.5 percent, 10.5 percent, 4.0 percent, and 3.0 percent, respectively. The Company targets its regulatory capital levels, at both the bank and bank holding company level, to exceed the “well-capitalized” threshold for these ratios under the FDIC Improvement Act prompt corrective action provisions that are applicable to all banks. At December 31, 2019, the Company’s minimum “well-capitalized” threshold for the common equity tier 1 capital ratio, tier 1 capital ratio, total risk-based capital ratio, tier 1 leverage ratio, and tier 1 total leverage exposure ratio was 6.5 percent, 8.0 percent, 10.0 percent, 5.0 percent, and 3.0 percent, respectively. The most recent notification from the Office of the Comptroller of the Currency categorized the Company’s bank subsidiary as “well-capitalized”. There are no conditions or events since that notification that management believes have changed the risk-based category of its covered subsidiary bank.
In addition, as a result of the November 2019 rule changes, the Company received approval from the Board of Governors of the Federal Reserve System in late 2019 to increase the authorization amount of its common stock repurchase program effective through June 30, 2020, which enabled it to reduce its common equity tier 1 capital ratio from 9.6 percent at September 30, 2019 to 9.1 percent at December 31, 2019.
As an approved mortgage seller and servicer, U.S. Bank National Association, through its mortgage banking division, is required to maintain various levels of shareholder’s equity, as specified by various agencies, including the United States Department of Housing and Urban Development, Government National Mortgage Association, Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. At December 31, 2019, U.S. Bank National Association met these requirements.
Table 23 provides a summary of statutory regulatory capital ratios in effect for the Company at December 31, 2019 and 2018. All regulatory ratios exceeded regulatory “well-capitalized” requirements.

TABLE 23	Regulatory Capital Ratios

At December 31 (Dollars in Millions)	2019	2018
Basel III standardized approach:
Common equity tier 1 capital	$35,713	$34,724
Tier 1 capital	41,721	40,741
Total risk-based capital	49,744	48,178
Risk-weighted assets	391,269	381,661

Common equity tier 1 capital as a percent of risk-weighted assets	9.1%	9.1%
Tier 1 capital as a percent of risk-weighted assets	10.7	10.7
Total risk-based capital as a percent of risk-weighted assets	12.7	12.6
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	8.8	9.0

Basel III advanced approaches: (a)
Common equity tier 1 capital		$34,724
Tier 1 capital		40,741
Total risk-based capital		45,136
Risk-weighted assets		295,002

Common equity tier 1 capital as a percent of risk-weighted assets		11.8%
Tier 1 capital as a percent of risk-weighted assets		13.8
Total risk-based capital as a percent of risk-weighted assets		15.3
Tier 1 capital as a percent of total on- and off-balance sheet leverage exposure (total leverage exposure ratio)	7.0%	7.2

(a)	Effective December 31, 2019, the Company is no longer subject to calculating its capital adequacy as a percentage of risk-weighted assets under advanced approaches.

The Company believes certain other capital ratios are useful in evaluating its capital adequacy. The Company’s tangible common equity, as a percent of tangible assets and as a percent of risk-weighted assets calculated under the standardized approach, was 7.5 percent and 9.3 percent, respectively, at December 31, 2019, compared with 7.8 percent and 9.4 percent, respectively, at December 31, 2018. Refer to
“Non-GAAP
Financial Measures” beginning on page 62 for further information on these other capital ratios.
Fourth Quarter Summary
The Company reported net income attributable to U.S. Bancorp of $1.5 billion for the fourth quarter of 2019, or $0.90 per diluted common share, compared with $1.9 billion, or $1.10 per diluted common share, for the fourth quarter of 2018. Return on average assets and return on average common equity were 1.21 percent and 11.8 percent, respectively, for the fourth quarter of 2019, compared with 1.59 percent and 15.8 percent, respectively, for the fourth quarter of 2018. The results for the fourth quarter of 2019 included the impact of the severance and asset impairment restructuring charges, and the increased derivative liability related to Visa shares previously sold by the Company. Combined, these items decreased fourth quarter 2019 diluted earnings per common share by $0.18.
Total net revenue for the fourth quarter of 2019, was $162 million (2.8 percent) lower than the fourth quarter of 2018, reflecting a 2.9 percent decrease in net interest income (3.0 percent on a taxable-equivalent basis) and a 2.5 percent decrease in noninterest income. The decrease in net interest income from the fourth quarter of 2018 was mainly a result of the impact of the yield curve and changes in deposit and funding mix, partially offset by higher yields on the reinvestment of securities in addition to loan growth. The noninterest income decrease was driven by lower other noninterest income and deposit service charges, partially offset by growth in payment services revenue, trust and investment management fees and mortgage banking revenue.
Noninterest expense in the fourth quarter of 2019 was $121 million (3.7 percent) higher than the fourth quarter of 2018, primarily due to increases in personnel expense driven by stronger fee revenue production in mortgage activities, technology and communications expense in support of business growth, net occupancy and equipment expense due to capital expenditures in support of business growth, and other noninterest expense.
Fourth quarter 2019 net interest income, on a taxable-equivalent basis, was $3.2 billion, compared with $3.3 billion in the fourth quarter of 2018. The $100 million (3.0 percent) decrease was principally driven by the impact of lower interest rates and a flatter yield curve in addition to changes in deposit and funding mix, partially offset by higher yields on reinvestment of securities and loan growth. Average earning assets were $19.3 billion (4.6 percent) higher in the fourth quarter of 2019, compared with the fourth quarter of 2018, reflecting increases of $11.2 billion (3.9 percent) in average loans and $7.5 billion (6.6 percent) in average investment securities. The net interest margin, on a taxable-equivalent basis, in the fourth quarter of 2019 was 2.92 percent, compared with 3.15 percent in the fourth quarter of 2018. The decrease in net interest margin was primarily due to the impact of declining interest rates on the yield curve in addition to changes in deposit and funding mix.

TABLE 24	Fourth Quarter Results

	Three Months Ended December 31
(Dollars and Shares in Millions, Except Per Share Data)	2019	2018
Condensed Income Statement
Net interest income	$3,207	$3,303
Taxable-equivalent adjustment (a)	24	28
Net interest income (taxable-equivalent basis) (b)	3,231	3,331
Noninterest income	2,410	2,493
Securities gains (losses), net	26	5
Total net revenue	5,667	5,829
Noninterest expense	3,401	3,280
Provision for credit losses	395	368
Income before taxes	1,871	2,181
Income taxes and taxable-equivalent adjustment	378	319
Net income	1,493	1,862
Net (income) loss attributable to noncontrolling interests	(7)	(6)
Net income attributable to U.S. Bancorp	$1,486	$1,856
Net income applicable to U.S. Bancorp common shareholders	$1,408	$1,777

Per Common Share
Earnings per share	$.91	$1.10
Diluted earnings per share	$.90	$1.10
Dividends declared per share	$.42	$.37
Average common shares outstanding	1,556	1,615
Average diluted common shares outstanding	1,558	1,618

Financial Ratios
Return on average assets	1.21%	1.59%
Return on average common equity	11.8	15.8
Net interest margin (taxable-equivalent basis) (a)	2.92	3.15
Efficiency ratio (b)	60.3	56.3

(a)	Based on a federal income tax rate of 21 percent for those assets and liabilities whose income or expense is not included for federal income tax purposes.

(b)	See Non-GAAP Financial Measures beginning on page 62.

Noninterest income in the fourth quarter of 2019 was $2.4 billion, representing a decrease of $62 million (2.5 percent) from the fourth quarter of 2018. The decrease reflected lower other noninterest income and deposit service charges, partially offset by growth in payment services revenue, trust and investment management fees and mortgage banking revenue. Other noninterest income decreased $172 million (55.5 percent) in the fourth quarter of 2019, compared with the same period of the prior year, reflecting the net impact in the fourth quarter of 2019 of the $140 million charge for the increased derivative liability related to Visa shares previously sold by the Company, partially offset by a gain on the sale of a loan portfolio, and the net impact in the fourth quarter of 2018 of the $340 million gain recorded from the sale of the Company’s ATM servicing business, partially offset by $264 million of asset impairment charges related to the sale of a majority of the Company’s covered loans and certain other assets. Deposit service charges decreased $22 million (8.7 percent) primarily due to the sale of the Company’s ATM servicing business in the fourth quarter of 2018. The increase in payment services revenue reflected higher merchant processing services revenue of $20 million (5.1 percent), driven by higher sales volumes and merchant fees, partially offset by slightly lower credit and debit card revenue of $4 million (1.0 percent) and corporate payment products revenue of $5 million (3.1 percent). The decline in corporate payment products revenue was driven by lower commercial business sales volumes. Trust and investment management fees increased $29 million (7.1 percent) due to business growth and favorable market conditions, while mortgage banking revenue increased $73 million (42.7 percent) due to higher mortgage production and gain on sale margins.
Noninterest expense in the fourth quarter of 2019 was $3.4 billion, compared with $3.3 billion in the same period of 2018, representing an increase of $121 million (3.7 percent). The increase was primarily due to higher personnel expense, technology and communications expense, net occupancy and equipment expense, and other noninterest expense. Compensation expense in the fourth quarter of 2019 increased $29 million (1.8 percent) over the same period of the prior year, driven by the impact of hiring to support business growth, merit increases and higher variable compensation related to business production within mortgage banking, while employee benefits expense increased $7 million (2.3 percent) primarily due to higher medical costs. Technology and communications expense increased $37 million (14.6 percent) and net occupancy and equipment expense increased $20 million (7.5 percent), primarily to support business growth. Other noninterest expense increased $26 million (5.0 percent) primarily due to the net impacts of severance charges and other accruals of $200 million in the fourth quarter of 2019, partially offset by severance charges and accruals for legal matters of $174 million in the fourth quarter of 2018.
The provision for credit losses for the fourth quarter of 2019 was $395 million, an increase of $27 million (7.3 percent) from the same period of 2018. The provision for credit losses was $10 million higher than net charge-offs in the fourth quarter of 2019 and $15 million higher than net charge-offs in the fourth quarter of 2018. The increase in the allowance for credit losses during the fourth quarter of 2019 reflected loan portfolio growth. Net charge-offs were $385 million in the fourth quarter of 2019, compared with $353 million in the fourth quarter of 2018. The net charge-off
ratio was 0.52 percent in the fourth quarter of 2019, compared with 0.49 percent in the fourth quarter of 2018.
The provision for income taxes was $354 million (an effective rate of 19.2 percent) for the fourth quarter of 2019, compared with $291 million (an effective rate of 13.5 percent) for the same period of 2018. The fourth quarter of 2018 provision for income taxes reflected the favorable impact of deferred tax assets and liabilities adjustments related to tax reform legislation enacted in late 2017.
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
Basis for Financial Presentation
Business line results are derived from the Company’s business unit profitability reporting systems by specifically attributing managed balance sheet assets, deposits and other liabilities and their related income or expense. Refer to Note 23 of the Notes to Consolidated Financial Statements for further information on the business lines’ basis for financial presentation.
Designations, assignments and allocations change from time to time as management systems are enhanced, methods of evaluating performance or product lines change or business segments are realigned to better respond to the Company’s diverse customer base. During 2019, certain organization and methodology changes were made and, accordingly, 2018 results were restated and presented on a comparable basis.
Corporate and Commercial Banking
Corporate and Commercial Banking offers lending, equipment finance and small-ticket leasing, depository services, treasury management, capital markets services, international trade services and other financial services to middle market, large corporate, commercial real estate, financial institution,
non-profit
and public sector clients. Corporate and Commercial Banking contributed $1.5 billion of the Company’s net income in 2019, or a decrease of $52 million (3.3 percent), compared with 2018.
Net revenue decreased $41 million (1.1 percent) in 2019, compared with 2018. Net interest income, on a taxable-equivalent basis, decreased $65 million (2.2 percent) in 2019, compared with 2018, primarily due to lower noninterest-bearing deposit balances from 2018 and lower rates on loans, reflecting a competitive marketplace, partially offset by the impact of higher rates on the margin benefit from deposits and loan and interest-bearing deposit growth. Noninterest-bearing deposits are declining as customers deploy balances to support business growth. Noninterest income increased $24 million (2.8 percent) in 2019, compared with 2018, primarily due to higher trading revenue and corporate bond underwriting fees, partially offset by lower loan syndications revenue.
Noninterest expense increased $16 million (1.0 percent) in 2019, compared with 2018, reflecting higher net shared services expense driven by technology development and investment in infrastructure, higher salary expense driven by merit increases, and increases in production incentives associated with higher capital markets revenue. These increases were partially offset by lower FDIC assessment costs. The provision for credit losses increased $13 million (20.0 percent) in 2019, compared with 2018, due to higher net charge-offs, partially offset by a favorable change in the reserve allocation.
Consumer and Business Banking
Consumer and Business Banking delivers products and services through banking offices, telephone servicing and sales, on-line
services, direct mail, ATM processing and mobile devices. It encompasses community banking, metropolitan banking and indirect lending, as well as mortgage banking. Consumer and Business Banking contributed $2.3 billion of the Company’s net income in 2019, or an increase of $38 million (1.7 percent), compared with 2018.
Net revenue increased $176 million (2.1 percent) in 2019, compared with 2018. Net interest income, on a taxable-equivalent basis, increased $105 million (1.7 percent) in 2019, compared with 2018, primarily due to the impact of higher rates on the margin benefit from deposits, as well as growth in both interest-bearing deposit balances and loan balances, partially offset by lower rates on loans. Noninterest income increased $71 million (3.1 percent) in 2019, compared with 2018, primarily due to higher mortgage banking revenue driven by higher mortgage production and gain on sale margins, partially offset by changes in MSRs valuations, net of hedging activities, as well as higher transition services agreement revenue associated with the sale of the Company’s ATM third-party servicing business during 2018, partially offset by reductions in ATM processing services revenue due to the sale.
Noninterest expense increased $46 million (0.9 percent) in 2019, compared with 2018, primarily due to higher net shared services expense and higher production incentives, partially offset by lower FDIC assessment costs and lower mortgage banking costs. The increase in net shared services expense reflected the impact of technology development and investment in infrastructure supporting business growth, as well as higher costs to manage the business, while production incentives were higher in support of business growth. The provision for credit losses increased $78 million (33.6 percent) in 2019, compared with 2018, reflecting an unfavorable change in the reserve allocation as well as higher net charge-offs.
Wealth Management and Investment Services
Wealth Management and Investment Services provides private banking, financial advisory services, investment management, retail brokerage services, insurance, trust, custody and fund servicing through four businesses: Wealth Management, Global Corporate Trust & Custody, U.S. Bancorp Asset Management and Fund Services. Wealth Management and Investment Services contributed $895 million of the Company’s net income in 2019, or an increase of $81 million (10.0 percent), compared with 2018.
Net revenue increased $77 million (2.7 percent) in 2019, compared with 2018. Net interest income, on a taxable-equivalent basis, increased $26 million (2.3 percent) in 2019, compared with 2018, primarily due to the impact of higher deposit balances and the impact of higher rates on the margin benefit from deposits. Noninterest income increased $51 million (2.9 percent) in 2019, compared with 2018, principally due to favorable market conditions and business growth.
Noninterest expense decreased $29 million (1.6 percent) in 2019, compared with 2018, reflecting lower costs related to FDIC assessment and litigation settlements. These decreases were partially offset by higher compensation expense, reflecting the impact of merit increases, increased staffing, and higher medical costs, as well as increased net shared service expense due to technology development.
Payment Services
Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate, government and purchasing card services, consumer lines of credit and merchant processing. Payment Services contributed $1.5 billion of the Company’s net income in 2019, or an increase of $25 million (1.7 percent), compared with 2018.
Net revenue increased $158 million (2.6 percent) in 2019, compared with 2018. Net interest income, on a taxable-equivalent basis, increased $50 million (2.0 percent) in 2019, compared with 2018, primarily due to growth in average loans as well as loan fees, partially offset by compression on loan rates. Noninterest income increased $108 million (3.0 percent) in 2019, compared with 2018, primarily due to higher merchant processing services revenue, corporate payment products revenue and credit and debit card revenue, all driven by higher sales volumes.
Noninterest expense increased $98 million (3.3 percent) in 2019, compared with 2018, principally due to higher net shared services expense to support business growth, technology development and investment in infrastructure, in addition to increases in personnel expense in support of business development and merit increases. The provision for credit losses increased $27 million (2.5 percent) in 2019, compared with 2018, reflecting higher net charge-offs, partially offset by a favorable change in the reserve allocation.

TABLE 25	Line of Business Financial Performance

	Corporate and Commercial Banking			Consumer and Business Banking
Year Ended December 31 (Dollars in Millions)	2019	2018	Percent Change	2019	2018	Percent Change
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$2,871	$2,936	(2.2)%	$6,261	$6,156	1.7%
Noninterest income	867	843	2.8	2,387	2,316	3.1
Securities gains (losses), net	—	—	—	—	—	—
Total net revenue	3,738	3,779	(1.1)	8,648	8,472	2.1
Noninterest expense	1,607	1,591	1.0	5,285	5,232	1.0
Other intangibles	4	4	—	20	27	(25.9)
Total noninterest expense	1,611	1,595	1.0	5,305	5,259	.9
Income before provision and income taxes	2,127	2,184	(2.6)	3,343	3,213	4.0
Provision for credit losses	78	65	20.0	310	232	33.6
Income before income taxes	2,049	2,119	(3.3)	3,033	2,981	1.7
Income taxes and taxable-equivalent adjustment	513	531	(3.4)	759	745	1.9
Net income	1,536	1,588	(3.3)	2,274	2,236	1.7
Net (income) loss attributable to noncontrolling interests	—	—	—	—	—	—
Net income attributable to U.S. Bancorp	$1,536	$1,588	(3.3)	$2,274	$2,236	1.7
Average Balance Sheet
Commercial	$78,141	$75,009	4.2%	$9,601	$9,857	(2.6)%
Commercial real estate	18,461	18,838	(2.0)	16,107	16,303	(1.2)
Residential mortgages	5	6	(16.7)	63,867	58,549	9.1
Credit card	—	—	—	—	—	—
Other retail	1	1	—	55,020	53,997	1.9
Total loans, excluding covered loans	96,608	93,854	2.9	144,595	138,706	4.2
Covered loans	—	—	—	—	2,169	*
Total loans	96,608	93,854	2.9	144,595	140,875	2.6
Goodwill	1,647	1,647	—	3,475	3,604	(3.6)
Other intangible assets	8	11	(27.3)	2,617	2,953	(11.4)
Assets	106,716	102,801	3.8	158,884	155,267	2.3
Noninterest-bearing deposits	29,152	32,938	(11.5)	27,876	27,691	.7
Interest checking	11,972	10,043	19.2	51,323	50,137	2.4
Savings products	43,154	41,904	3.0	62,322	61,475	1.4
Time deposits	17,654	17,966	(1.7)	15,644	13,322	17.4
Total deposits	101,932	102,851	(.9)	157,165	152,625	3.0
Total U.S. Bancorp shareholders’ equity	10,399	10,463	(.6)	11,713	11,812	(.8)

*	Not meaningful

Wealth Management and Investment Services			Payment Services			Treasury and Corporate Support			Consolidated Company
2019	2018	Percent Change	2019	2018	Percent Change	2019	2018	Percent Change	2019	2018	Percent Change

$1,157	$1,131	2.3%	$2,493	$2,443	2.0%	$373	$369	1.1%	$13,155	$13,035	.9%
1,799	1,748	2.9	3,707	3,599	3.0	998	1,066	(6.4)	9,758	9,572	1.9
—	—	—	—	—	—	73	30	*	73	30	*
2,956	2,879	2.7	6,200	6,042	2.6	1,444	1,465	(1.4)	22,986	22,637	1.5
1,752	1,778	(1.5)	2,940	2,859	2.8	1,033	843	22.5	12,617	12,303	2.6
13	16	(18.8)	131	114	14.9	—	—	—	168	161	4.3
1,765	1,794	(1.6)	3,071	2,973	3.3	1,033	843	22.5	12,785	12,464	2.6
1,191	1,085	9.8	3,129	3,069	2.0	411	622	(33.9)	10,201	10,173	.3
(3)	(2)	(50.0)	1,108	1,081	2.5	11	3	*	1,504	1,379	9.1
1,194	1,087	9.8	2,021	1,988	1.7	400	619	(35.4)	8,697	8,794	(1.1)
299	273	9.5	505	497	1.6	(325)	(376)	13.6	1,751	1,670	4.9
895	814	10.0	1,516	1,491	1.7	725	995	(27.1)	6,946	7,124	(2.5)
—	—	—	—	—	—	(32)	(28)	(14.3)	(32)	(28)	(14.3)
$895	$814	10.0	$1,516	$1,491	1.7	$693	$967	(28.3)	$6,914	$7,096	(2.6)

$4,023	$3,778	6.5%	$9,905	$9,026	9.7%	$1,528	$1,184	29.1%	$103,198	$98,854	4.4%
509	520	(2.1)	—	—	—	4,309	4,316	(.2)	39,386	39,977	(1.5)
3,875	3,333	16.3	—	—	—	—	5	*	67,747	61,893	9.5
—	—	—	23,309	21,672	7.6	—	—	—	23,309	21,672	7.6
1,673	1,733	(3.5)	352	404	(12.9)	—	1	*	57,046	56,136	1.6
10,080	9,364	7.6	33,566	31,102	7.9	5,837	5,506	6.0	290,686	278,532	4.4
—	—	—	—	—	—	—	—	—	—	2,169	*
10,080	9,364	7.6	33,566	31,102	7.9	5,837	5,506	6.0	290,686	280,701	3.6
1,617	1,618	(.1)	2,839	2,570	10.5	—	—	—	9,578	9,439	1.5
49	63	(22.2)	538	406	32.5	—	—	—	3,212	3,433	(6.4)
13,330	12,437	7.2	39,743	36,912	7.7	156,980	149,597	4.9	475,653	457,014	4.1
13,195	14,006	(5.8)	1,205	1,099	9.6	2,435	2,462	(1.1)	73,863	78,196	(5.5)
9,056	9,928	(8.8)	—	—	—	202	46	*	72,553	70,154	3.4
49,545	42,215	17.4	113	107	5.6	845	744	13.6	155,979	146,445	6.5
3,430	3,857	(11.1)	2	3	(33.3)	7,687	3,519	*	44,417	38,667	14.9
75,226	70,006	7.5	1,320	1,209	9.2	11,169	6,771	65.0	346,812	333,462	4.0
2,525	2,476	2.0	7,084	6,629	6.9	20,902	18,383	13.7	52,623	49,763	5.7

Treasury and Corporate Support
Treasury and Corporate Support includes the Company’s investment portfolios, funding, capital management, interest rate risk management, income taxes not allocated to the business lines, including most investments in tax-advantaged
projects, and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis. Treasury and Corporate Support recorded net income of $693 million in 2019, compared with $967 million in 2018.
Net revenue decreased $21 million (1.4 percent) in 2019, compared with 2018. Net interest income, on a taxable-equivalent basis, increased $4 million (1.1 percent) in 2019, compared with 2018, primarily due to growth in the investment portfolio, partially offset by changes in funding mix. Noninterest income decreased $25 million (2.3 percent) in 2019, compared with 2018, primarily due to a 2019 charge for an increased derivative liability related to Visa shares previously sold by the Company, and the 2018 net impact of the gain recorded from the sale of the ATM third-party servicing business and certain asset impairment charges. These decreases were partially offset by a 2019 gain on the sale of a loan portfolio and higher income from equity investments and gains on the sale of securities.
Noninterest expense increased $190 million (22.5 percent) in 2019, compared with 2018, principally due to higher compensation expense, reflecting the impact of increased staffing and merit increases, and higher implementation costs of capital investments to support business growth. Noninterest expense further increased due to the net impact of severance charges and asset impairment accruals recorded in 2019, and severance charges and legal matter accruals recorded in 2018. These increases were partially offset by lower net shared services expense and lower costs related to tax-advantaged
projects. The provision for credit losses was $8 million higher in 2019, compared with 2018, due to an unfavorable change in the reserve allocation and higher net charge-offs.
Income taxes are assessed to each line of business at a managerial tax rate of 25.0 percent with the residual tax expense or benefit to arrive at the consolidated effective tax rate included in Treasury and Corporate Support.
Non-GAAP
Financial Measures
In addition to capital ratios defined by banking regulators, the Company considers various other measures when evaluating capital utilization and adequacy, including:

–	Tangible common equity to tangible assets, and

–	Tangible common equity to risk-weighted assets.

These capital measures are viewed by management as useful additional methods of evaluating the Company’s utilization of its capital held and the level of capital available to withstand unexpected negative market or economic conditions. Additionally, presentation of these measures allows investors, analysts and banking regulators to assess the Company’s capital position relative to other financial services companies. These capital measures are not defined in generally accepted accounting principles (“GAAP”), or are not defined in banking regulations. As a result, these capital measures disclosed by the Company may be considered non-GAAP
financial measures. Management believes this information helps investors assess trends in the Company’s capital adequacy.
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
non-GAAP
financial measures:

At December 31 (Dollars in Millions)	2019	2018	2017	2016	2015
Total equity	$52,483	$51,657	$49,666	$47,933	$46,817
Preferred stock	(5,984)	(5,984)	(5,419)	(5,501)	(5,501)
Noncontrolling interests	(630)	(628)	(626)	(635)	(686)
Goodwill (net of deferred tax liability) (1)	(8,788)	(8,549)	(8,613)	(8,203)	(8,295)
Intangible assets, other than mortgage servicing rights	(677)	(601)	(583)	(712)	(838)

Tangible common equity (a)	36,404	35,895	34,425	32,882	31,497
Total assets	495,426	467,374	462,040	445,964	421,853
Goodwill (net of deferred tax liability) (1)	(8,788)	(8,549)	(8,613)	(8,203)	(8,295)
Intangible assets, other than mortgage servicing rights	(677)	(601)	(583)	(712)	(838)

Tangible assets (b)	485,961	458,224	452,844	437,049	412,720
Risk-weighted assets, determined in accordance with the Basel III standardized approach (c)	391,269	381,661	367,771	358,237	341,360

Ratios
Tangible common equity to tangible assets (a)/(b)	7.5%	7.8%	7.6%	7.5%	7.6%
Tangible common equity to risk-weighted assets (a)/(c)	9.3	9.4	9.4	9.2	9.2

	Three Months Ended December 31		Year Ended December 31
	2019	2018	2019	2018	2017	2016	2015
Net interest income	$3,207	$3,303	$13,052	$12,919	$12,380	$11,666	$11,151
Taxable-equivalent adjustment (2)	24	28	103	116	205	203	213
Net interest income, on a taxable-equivalent basis	3,231	3,331	13,155	13,035	12,585	11,869	11,364
Net interest income, on a taxable-equivalent basis (as calculated above)	3,231	3,331	13,155	13,035	12,585	11,869	11,364
Noninterest income	2,436	2,498	9,831	9,602	9,317	9,290	8,818
Less: Securities gains (losses), net	26	5	73	30	57	22	—
Total net revenue, excluding net securities gains (losses) (d)	5,641	5,824	22,913	22,607	21,845	21,137	20,182
Noninterest expense (e)	3,401	3,280	12,785	12,464	12,790	11,527	10,807
Efficiency ratio (e)/(d)	60.3%	56.3%	55.8%	55.1%	58.5%	54.5%	53.5%

(1)	Includes goodwill related to certain investments in unconsolidated financial institutions per prescribed regulatory requirements.

(2)
Based on federal income tax rates of 21 percent for 2019 and 2018 and 35 percent for 2017, 2016 and 2015, for those assets and liabilities whose income or expense is not included for federal income tax purposes.

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
Critical Accounting Policies
The accounting and reporting policies of the Company comply with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. The Company’s financial position and results of operations can be affected by these estimates and assumptions, which are integral to understanding the Company’s financial statements. Critical accounting policies are those policies management believes are the most important to the portrayal of the Company’s financial condition and results, and require management to make estimates that are difficult, subjective or complex. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical in the preparation of financial statements. These factors include, among other things, whether the estimates are significant to the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information (including third-party sources or available prices), sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under GAAP. Management has discussed the development and the selection of critical accounting policies with the Company’s Audit Committee.
Significant accounting policies are discussed in Note 1 of the Notes to Consolidated Financial Statements. Those policies considered to be critical accounting policies are described below.
Allowance for Credit Losses
Management’s evaluation of the appropriate allowance for credit losses is often the most critical of all the accounting estimates for a banking institution. It is an inherently subjective process impacted by many factors as discussed throughout the Management’s Discussion and Analysis section of the Annual Report. Through December 31, 2019, the allowance for credit losses was established to provide for probable and estimable losses incurred in the Company’s credit portfolio. Effective January 1, 2020, the Company adopted new accounting guidance which changes previous impairment recognition to a model that is based on expected losses rather than incurred losses. Refer to Note 2 of the Notes to Consolidated Financial Statements for discussion on the effect of the adoption of this guidance on the Company’s financial statements.
The methods utilized to estimate the allowance for credit losses, key assumptions and quantitative and qualitative information considered by management in determining the appropriate allowance for credit losses at December 31, 2019 are discussed in the “Credit Risk Management” section. Although methodologies utilized to determine each element of the allowance reflect management’s assessment of credit risk as identified through assessments completed of individual credits and of homogenous pools affected by material credit events, degrees of imprecision exist in these measurement tools due in part to subjective judgments involved and an inherent lag in the data available to quantify current conditions and events that affect credit loss reserve estimates. As discussed in the “Analysis and Determination of Allowance for Credit Losses” section, management considered the effect of changes in economic conditions, risk management practices, and other factors that contributed to imprecision of loss estimates in determining the allowance for credit losses. If not considered, incurred losses in the credit portfolio related to imprecision and other subjective factors could have a dramatic adverse impact on the liquidity and financial viability of a banking institution.
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
Some factors considered in determining the appropriate allowance for credit losses are quantifiable while other factors require qualitative judgment. Management conducts an analysis with respect to the accuracy of risk ratings and the volatility of inherent losses, and utilizes this analysis along with qualitative factors that can affect the precision of credit loss estimates, including economic conditions, such as changes in unemployment or bankruptcy rates, and concentration risks, such as risks associated with specific industries, collateral valuations, and loans to highly leveraged enterprises, in determining the overall level of the allowance for credit losses. The Company’s determination of the allowance for commercial lending segment loans is sensitive to the assigned credit risk ratings and inherent loss rates at December 31, 2019. If 10 percent of period ending loan balances (including unfunded commitments) within each risk category of this segment of the loan portfolio experienced downgrades of two risk categories, the allowance for credit losses would have increased by approximately $223 million at December 31, 2019. The Company believes the allowance for credit losses appropriately considers the imprecision in estimating credit losses based on credit risk ratings and inherent loss rates but actual losses may differ from those estimates. If inherent loss or estimated loss rates for commercial lending segment loans increased by 10 percent, the allowance for credit losses would have increased by approximately $177 million at December 31, 2019. The Company’s determination of the allowance for consumer lending segment loans is sensitive to changes in estimated loss rates and estimated impairments on restructured loans. In the event that estimated losses for this segment of the loan portfolio increased by 10 percent, the allowance for credit losses would have increased by approximately $174 million at December 31, 2019. Because several quantitative and qualitative factors are considered in determining the allowance for credit losses, these sensitivity analyses do not necessarily reflect the nature and extent of future changes in the allowance for credit losses. They are intended to provide insights into the impact of adverse changes in risk rating and inherent losses and do not imply any expectation of future deterioration in the risk rating or loss rates. Given current processes employed by the Company, management believes the risk ratings and inherent loss rates currently assigned are appropriate. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions that could be significant to the Company’s financial statements. Refer to the “Analysis and Determination of the Allowance for Credit Losses” section for further information.
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
The annual report of the Company’s management on internal control over financial reporting is provided on page 67. The audit report of Ernst & Young LLP, the Company’s independent accountants, regarding the Company’s internal control over financial reporting is provided on page 70.

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
Management assessed the effectiveness of the Company’s system of internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control-Integrated Framework (2013 framework). Based on our assessment and those criteria, management believes the Company designed and maintained effective internal control over financial reporting as of December 31, 2019.
The Company’s independent registered accountants, Ernst & Young LLP, have been engaged to render an independent professional opinion on the financial statements and issue an attestation report on the Company’s internal control over financial reporting. Their opinion on the financial statements appearing on pages 68 and 69 and their attestation on internal control over financial reporting appearing on page 70 are based on procedures conducted in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of U.S. Bancorp
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of U.S. Bancorp (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 20, 2020 expressed an unqualified opinion thereon.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Allowance for Credit Losses

Description of the Matter
The Company’s loan and lease portfolio totaled $296.1 billion as of December 31, 2019 and the associated allowance for credit losses (ACL), comprised of allowance for loan losses and a liability for unfunded credit commitments, was $4.5 billion. As discussed in Notes 1 and 5 to the consolidated financial statements, the ACL is established for probable and estimable losses incurred in the Company’s loan and lease portfolio by primarily using migration analysis for commercial loans and unfunded credit commitments and historical losses for consumer loans (the quantitative models), adjusted for qualitative factors.

Auditing management’s estimate of the ACL involved a high degree of subjectivity in evaluating the completeness of the qualitative factors that management identifies and assesses, including, but not limited to, economic conditions; concentration risks; credit quality trends; business conditions and the regulatory environment, as well as the measurement of each qualitative factor.

How We Addressed the Matter in Our Audit	Our audit procedures related to the qualitative component of the ACL included the following procedures, among others. We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s process for establishing the ACL, including controls over the ACL methodology and governance process. We tested management’s validation of incurred loss models to determine whether the risks inherent in the Company’s loan and lease portfolio are captured. We assessed and tested the review and approval processes management has in place for adjustments applied to the quantitative models to reflect management’s consideration of qualitative factors.

With respect to the completeness of qualitative factors identified and incorporated into measuring the ACL, we evaluated the potential impact of imprecision in the quantitative models (and hence the need to consider a qualitative adjustment to the reserve); changes and adjustments to the models; sufficiency, availability and relevance of historical loss data used in the models; and assumptions and risk factors used in the models.

Regarding measurement of the qualitative factors, we evaluated and tested external market data as well as internal data used in the Company’s calculation by agreeing significant inputs and underlying data used in the determination of the qualitative adjustments to internal and external sources. We searched for and evaluated information that corroborates or contradicts the Company’s identification and measurement of qualitative factors as of the consolidated balance sheet date.

We evaluated the overall ACL amount, including adjustments for qualitative factors, and whether the amount appropriately reflects losses incurred in the loan and lease portfolio as of the consolidated balance sheet date. We reviewed subsequent events and transactions and considered whether they corroborate or contradict the Company’s measurement of the ACL as of the consolidated balance sheet date.

We have served as the Company’s auditor since 2003.
Minneapolis, Minnesota
February 20, 2020

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of U.S. Bancorp
Opinion on Internal Control over Financial Reporting
We have audited U.S. Bancorp’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, U.S. Bancorp (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes of the Company and our report dated February 20, 2020 expressed an unqualified opinion thereon.
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

Minneapolis, Minnesota
February 20, 2020

Consolidated Financial Statements and Notes Table of Contents

U.S. Bancorp
Consolidated Balance Sheet

At December 31 (Dollars in Millions)	2019	2018

Assets
Cash and due from banks	$22,405	$21,453
Investment securities
Held-to-maturity ( 2018 fair value $44,964 )	–	46,050
Available-for-sale ($269 and $2,057 pledged as collateral, respectively) (a)	122,613	66,115
Loans held for sale (including $5,533 and $2,035 of mortgage loans carried at fair value, respectively)	5,578	2,056
Loans
Commercial	103,863	102,444
Commercial real estate	39,746	39,539
Residential mortgages	70,586	65,034
Credit card	24,789	23,363
Other retail	57,118	56,430

Total loans	296,102	286,810
Less allowance for loan losses	(4,020)	(3,973)

Net loans	292,082	282,837
Premises and equipment	3,702	2,457
Goodwill	9,655	9,369
Other intangible assets	3,223	3,392
Other assets (including $951 and $843 of trading securities at fair value pledged as collateral, respectively) (a)	36,168	33,645

Total assets	$495,426	$467,374

Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$75,590	$81,811
Interest-bearing (b)	286,326	263,664

Total deposits	361,916	345,475
Short-term borrowings	23,723	14,139
Long-term debt	40,167	41,340
Other liabilities	17,137	14,763

Total liabilities	442,943	415,717
Shareholders’ equity
Preferred stock	5,984	5,984
Common stock, par value $0.01 a share — authorized: 4,000,000,000 shares; issued: 20 19 and 20 18 — 2,125,725,742 shares	21	21
Capital surplus	8,475	8,469
Retained earnings	63,186	59,065
Less cost of common stock in treasury: 20 19 — 591,570,506 shares; 20 18 — 517,391,021 shares	(24,440)	(20,188)
Accumulated other comprehensive income (loss)	(1,373)	(2,322)

Total U.S. Bancorp shareholders’ equity	51,853	51,029
Noncontrolling interests	630	628

Total equity	52,483	51,657

Total liabilities and equity	$495,426	$467,374

(a)	Includes only collateral pledged by the Company where counterparties have the right to sell or pledge the collateral.

(b)	lncludes time deposits greater than $250,000 balances of $7.8 billion and $15.3 billion at December 31, 2019 and 2018, respectively.

See Notes to Consolidated Financial Statements.

7 2

U.S. Bancorp
Consolidated Statement of Income

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2019	2018	2017

Interest Income
Loans	$14,099	$13,120	$11,788
Loans held for sale	162	165	144
Investment securities	2,893	2,616	2,232
Other interest income	340	272	182

Total interest income	17,494	16,173	14,346

Interest Expense
Deposits	2,855	1,869	1,041
Short-term borrowings	360	378	141
Long-term debt	1,227	1,007	784

Total interest expense	4,442	3,254	1,966

Net interest income	13,052	12,919	12,380
Provision for credit losses	1,504	1,379	1,390

Net interest income after provision for credit losses	11,548	11,540	10,990

Noninterest Income
Credit and debit card revenue	1,413	1,401	1,289
Corporate payment products revenue	664	644	575
Merchant processing services	1,601	1,531	1,486
Trust and investment management fees	1,673	1,619	1,522
Deposit service charges	909	1,070	1,035
Treasury management fees	578	594	618
Commercial products revenue	934	895	954
Mortgage banking revenue	874	720	834
Investment products fees	186	188	173
Realized securities gains (losses), net	73	30	57
Other	926	910	774

Total noninterest income	9,831	9,602	9,317

Noninterest Expense
Compensation	6,325	6,162	5,746
Employee benefits	1,286	1,231	1,134
Net occupancy and equipment	1,123	1,063	1,019
Professional services	454	407	419
Marketing and business development	426	429	542
Technology and communications	1,095	978	903
Postage, printing and supplies	290	324	323
Other intangibles	168	161	175
Other	1,618	1,709	2,529

Total noninterest expense	12,785	12,464	12,790

Income before income taxes	8,594	8,678	7,517
Applicable income taxes	1,648	1,554	1,264

Net income	6,946	7,124	6,253
Net (income) loss attributable to noncontrolling interests	(32)	(28)	(35)

Net income attributable to U.S. Bancorp	$6,914	$7,096	$6,218

Net income applicable to U.S. Bancorp common shareholders	$6,583	$6,784	$5,913

Earnings per common share	$4.16	$4.15	$3.53
Diluted earnings per common share	$4.16	$4.14	$3.51
Average common shares outstanding	1,581	1,634	1,677
Average diluted common shares outstanding	1,583	1,638	1,683

See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Comprehensive Income

Year Ended December 31 (Dollars in Millions)	2019	2018	2017
Net income	$6,946	$7,124	$6,253

Other Comprehensive Income (Loss)
Changes in unrealized gains and losses on investment securities available-for-sale	1,693	(656)	178
Unrealized gains and losses on held-to-maturity investment securities transferred to available-for-sale	141	–	–
Changes in unrealized gains and losses on derivative hedges	(229)	39	(5)
Foreign currency translation	26	3	(2)
Changes in unrealized gains and losses on retirement plans	(380)	(302)	(41)
Reclassification to earnings of realized gains and losses	20	93	77
Income taxes related to other comprehensive income (loss)	(322)	205	(76)

Total other comprehensive income (loss)	949	(618)	131

Comprehensive income	7,895	6,506	6,384
Comprehensive (income) loss attributable to noncontrolling interests	(32)	(28)	(35)

Comprehensive income attributable to U.S. Bancorp	$7,863	$6,478	$6,349

See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Shareholders’ Equity

	U.S. Bancorp Shareholders
(Dollars and Shares in Millions, Except Per Share Data)	Common Shares Outstanding	Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total U.S. Bancorp Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance December 31, 2016	1,697	$5,501	$21	$8,440	$50,151	$(15,280)	$(1,535)	$47,298	$635	$47,933
Net income (loss)					6,218			6,218	35	6,253
Other comprehensive income (loss)							131	131		131
Preferred stock dividends (a)					(267)			(267)		(267)
Common stock dividends ($1.16 per share)					(1,950)			(1,950)		(1,950)
Issuance of preferred stock		993						993		993
Redemption of preferred stock		(1,075)			(10)			(1,085)		(1,085)
Issuance of common and treasury stock	8			(138)		300		162		162
Purchase of treasury stock	(49)					(2,622)		(2,622)		(2,622)
Distributions to noncontrolling interests								–	(47)	(47)
Net other changes in noncontrolling interests								–	3	3
Stock option and restricted stock grants				162				162		162

Balance December 31, 2017	1,656	$5,419	$21	$8,464	$54,142	$(17,602)	$(1,404)	$49,040	$626	$49,666

Changes in accounting principle ( b )					299		(300)	(1)		(1)
Net income (loss)					7,096			7,096	28	7,124
Other comprehensive income (loss)							(618)	(618)		(618)
Preferred stock dividends ( c )					(282)			(282)		(282)
Common stock dividends ($1.34 per share)					(2,190)			(2,190)		(2,190)
Issuance of preferred stock		565						565		565
Issuance of common and treasury stock	6			(167)		258		91		91
Purchase of treasury stock	(54)					(2,844)		(2,844)		(2,844)
Distributions to noncontrolling interests								–	(31)	(31)
Net other changes in noncontrolling interests								–	5	5
Stock option and restricted stock grants				172				172		172

Balance December 31, 2018	1,608	$5,984	$21	$8,469	$59,065	$(20,188)	$(2,322)	$51,029	$628	$51,657

Changes in accounting principle					2			2		2
Net income (loss)					6,914			6,914	32	6,946
Other comprehensive income (loss)							949	949		949
Preferred stock dividends (d)					(302)			(302)		(302)
Common stock dividends ($1.58 per share)					(2,493)			(2,493)		(2,493)
Issuance of common and treasury stock	7			(174)		263		89		89
Purchase of treasury stock	(81)					(4,515)		(4,515)		(4,515)
Distributions to noncontrolling interests								–	(31)	(31)
Net other changes in noncontrolling interests								–	1	1
Stock option and restricted stock grants				180				180		180

Balance December 31, 2019	1,534	$5,984	$21	$8,475	$63,186	$(24,440)	$(1,373)	$51,853	$630	$52,483

(a)
Reflects dividends declared per share on the Company’s Series A, Series B, Series F, Series G, Series H, Series I and Series J
Non-Cumulative
Perpetual Preferred Stock of $
3,548.61
,
$887.15, $
1,625.00
, $
375.00
, $
1,287.52
, $
1,281.25
and $
890.69
, respectively.

(b)
Reflects the adoption of new accounting guidance on January 1, 2018 to reclassify the impact of the reduced federal statutory tax rate for corporations included in 2017 tax reform legislation from accumulated other comprehensive income to retained earnings.

(c)
Reflects dividends declared per share on the Company’s Series A, Series B, Series F, Series H, Series I, Series J and Series K Non-Cumulative Perpetual Preferred Stock of $
3,548.61
, $
887.15
, $
1,625.00
, $
1,287.52
, $
1,281.25
, $
1,325.00
and $
576.74
, respectively.

(d)
Reflects dividends declared per share on the Company’s Series A, Series B, Series F, Series H, Series I, Series J and Series K Non-Cumulative Perpetual Preferred Stock of $
3,654.95
, $
887.15
, $
1,625.00
, $
1,287.52
, $
1,281.25
, $
1,325.00
and $
1,375.00
, respectively.

See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2019	2018	2017

Operating Activities
Net income attributable to U.S. Bancorp	$6,914	$7,096	$6,218
Adjustments to reconcile net income to net cash provided by operating activities
Provision for credit losses	1,504	1,379	1,390
Depreciation and amortization of premises and equipment	334	306	293
Amortization of intangibles	168	161	175
(Gain) loss on sale of loans held for sale	(762)	(394)	(772)
(Gain) loss on sale of securities and other assets	(469)	(510)	(502)
Loans originated for sale in the secondary market, net of repayments	(36,561)	(29,214)	(35,743)
Proceeds from sales of loans held for sale	33,303	30,730	37,462
Other, net	458	1,010	(2,049)

Net cash provided by operating activities	4,889	10,564	6,472

Investing Activities
Proceeds from sales of available-for-sale investment securities	11,252	1,400	3,084
Proceeds from maturities of held-to-maturity investment securities	9,137	6,619	8,306
Proceeds from maturities of available-for-sale investment securities	11,454	11,411	13,042
Purchases of held-to-maturity investment securities	(6,701)	(9,793)	(9,712)
Purchases of available-for-sale investment securities	(33,814)	(10,077)	(17,860)
Net increase in loans outstanding	(9,871)	(9,234)	(8,054)
Proceeds from sales of loans	2,899	4,862	2,458
Purchases of loans	(3,805)	(3,694)	(3,040)
Net increase (decrease) in securities purchased under agreements to resell	(816)	(182)	54
Other, net	(1,295)	(289)	(404)

Net cash used in investing activities	(21,560)	(8,977)	(12,126)

Financing Activities
Net increase (decrease) in deposits	16,441	(1,740)	12,625
Net increase (decrease) in short-term borrowings	9,584	(2,512)	2,688
Proceeds from issuance of long-term debt	9,899	12,078	9,434
Principal payments or redemption of long-term debt	(11,119)	(2,928)	(10,517)
Proceeds from issuance of preferred stock	–	565	993
Proceeds from issuance of common stock	88	86	159
Repurchase of preferred stock	–	–	(1,085)
Repurchase of common stock	(4,525)	(2,822)	(2,631)
Cash dividends paid on preferred stock	(302)	(274)	(284)
Cash dividends paid on common stock	(2,443)	(2,092)	(1,928)

Net cash provided by financing activities	17,623	361	9,454

Change in cash and due from banks	952	1,948	3,800
Cash and due from banks at beginning of period	21,453	19,505	15,705

Cash and due from banks at end of period	$22,405	$21,453	$19,505

Supplemental Cash Flow Disclosures
Cash paid for income taxes	$941	$365	$555
Cash paid for interest	4,404	3,056	2,086
Noncash transfer of held-to-maturity investment securities to available-for-sale	43,596	–	–
Net noncash transfers to foreclosed property	60	115	163

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1	Significant Accounting Policies

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
Basis of Presentation
The consolidated financial statements include the accounts of the Company and its subsidiaries and all variable interest entities (“VIEs”) for which the Company has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance, and the obligation to absorb losses or right to receive benefits of the VIE that could potentially be significant to the VIE. Consolidation eliminates intercompany accounts and transactions. Certain items in prior periods have been reclassified to conform to the current presentation.
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
Available-for-sale
Securities
Debt securities that are not trading securities but may be sold before maturity in response to changes in the Company’s interest rate risk profile, funding needs, demand for collateralized deposits by public entities or other reasons, are carried at fair value with unrealized net gains or losses reported within other comprehensive income (loss). Declines in fair value for credit-related other-than-temporary impairment, if any, are reported in noninterest income.
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
Loans
The Company offers a broad array of lending products and categorizes its loan portfolio into two segments, which is the level at which it develops and documents a systematic methodology to determine the allowance for credit losses. The Company’s two
loan portfolio segments are commercial lending and consumer lending. Previously, the Company categorized loans covered under loss sharing or similar credit protection agreements with the Federal Deposit Insurance Corporation (“FDIC”), along with the related indemnification asset, in a separate covered loans segment. During 2018 the majority of these loans were sold and the loss share coverage expired. Any remaining balances were reclassified to the loan segment they would have otherwise been included in had the loss share coverage not been in place. The Company further disaggregates its loan portfolio segments into various classes based on their underlying risk characteristics. The two
classes within the commercial lending segment are commercial loans and commercial real estate loans. The three
classes within the consumer lending segment are residential mortgages, credit card loans and other retail loans.
The Company’s accounting methods for loans differ depending on whether the loans are originated or purchased, and for purchased loans, whether the loans were acquired at a discount related to evidence of credit deterioration since date of origination.
Originated Loans Held for Investment
Loans the Company originates as held for investment are reported at the principal amount outstanding, net of unearned interest income and deferred fees and costs, and any direct principal charge-offs. Interest income is accrued on the unpaid principal balances as earned. Loan and commitment fees and certain direct loan origination costs are deferred and recognized over the life of the loan and/or commitment period as yield adjustments.
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
Allowance for Credit Losses
The allowance for credit losses is established for probable and estimable losses incurred in the Company’s loan and lease portfolio, including unfunded credit commitments. The allowance for credit losses is increased through provisions charged to earnings and reduced by net charge-offs. Management evaluates the appropriateness of the allowance for incurred losses on a quarterly basis.
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
Modifications for the consumer lending segment are generally part of programs the Company has initiated. The Company modifies residential mortgage loans under Federal Housing Administration, United States Department of Veterans Affairs, or its own internal programs. Under these programs, the Company offers qualifying homeowners the opportunity to permanently mo dify their loan
and
achieve more affordable monthly pay
ments
by providing loan concessions. These concessions may include adjustments to interest rates, conversion of adjustable rates to fixed rates, extension of maturity dates or deferrals of payments, capitalization of accrued interest and/or outstanding advances, or in limited situations, partial forgiveness of loan principal. In most instances, participation in residential mortgage loan restructuring programs requires the customer to complete a short-term trial period. A permanent loan modification is contingent on the customer successfully completing the trial period arrangement, and the loan documents are not modified until that time. The Company reports loans in a trial period arrangement as TDRs and continues to report them as TDRs after the trial period.
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
Leases
The Company, as a lessor, originates retail and commercial leases either directly to the consumer or indirectly through dealer networks. Retail leases, primarily automobiles,

have 3 to 5 year terms. Commercial lease
s may include high dollar assets such as aircraft or lower cost items such as office equipment.
At lease inception, retail lease customers are provided with an end-of-term
purchase option, which is based on the expected fair value of the automobile at the expiration of the lease. Automobile leases do not typically contain options to extend or terminate the lease. Equipment leases may contain various types of purchase options. Some option amounts are a stated value, while others are determined using the fair market value at the time of option exercise.
Residual values on leased assets are reviewed regularly for impairment. Residual valuations for retail leases are based on independent assessments of expected used automobile sale prices at the end of the lease term. Impairment tests are conducted based on these valuations considering the probability of the lessee returning the asset to the Company, re-marketing
efforts, insurance coverage and ancillary fees and costs. Valuations for commercial leases are based upon external or internal management appraisals. The Company manages its risk to changes in the residual value of leased vehicles, office and business equipment, and other assets through disciplined residual valuation setting at the inception of a lease, diversification of its leased assets, regular residual asset valuation reviews and monitoring of residual value gains or losses upon the disposition of assets. Retail lease residual value risk is mitigated further by the purchase of residual value insurance coverage and effective end-of-term
marketing of
off-lease
vehicles.
The Company, as lessee, leases certain assets for use in its operations. Leased assets primarily include retail branches, operations centers and other corporate locations, and, to a lesser extent, office and computer equipment. For each lease with an original term greater than 12 months, the Company records a lease liability and a corresponding right of use (“ROU”) asset. The Company accounts for the lease and non-lease
components in the majority of its lease contracts as a single lease component, with the determination of the lease liability at lease inception based on the present value of the consideration to be paid under the contract. The discount rate used by the Company is determined at commencement of the lease using a secured rate for a similar term as the period of the lease. The Company’s leases do not include significant variable lease payments.
Certain of the Company’s real estate leases include options to extend. Lease extension options are generally exercisable at market rates. Such option periods do not provide a significant incentive, and their exercise is not reasonably certain. Accordingly, the Company does not recognize payments occurring during option periods in the calculation of its ROU assets and lease liabilities.
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
If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in other comprehensive income (
l
oss) is
reported in earnings immediately
,
unless the forecasted transaction is at least reasonably possible of occurring, whereby the amounts remain within other comprehensive income (loss).
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
Corporate Payment Products Revenue
Corporate payment products revenue primarily includes interchange from commercial card products

processed through card association networks and revenue from proprietary network transactions. The Company records corporate payment products revenue as services are provided. Certain payments to credit card associations and customers are also recorded within corporate payment products revenue as services are provided. Corporate payment products revenue is recorded within the Payment Services line of business.
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
Deposit Service Charges
Deposit service charges include service charges on deposit accounts received under depository agreements with customers to provide access to deposited funds, serve as a custodian of funds, and when applicable, pay interest on deposits. Checking or savings accounts may contain fees for various services used on a day to day basis by a customer. Fees are recognized as services are delivered to and consumed by the customer, or as penalty fees are charged. Deposit service charges also include revenue generated from ATM transaction processing and settlement services which is recognized at the time the services are performed. Certain payments to partners and card associations related to ATM processing services are also recorded within deposit service charges as services are provided. Deposit service charges are reported primarily within the Consumer and Business Banking line of business.
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
Mortgage Banking Revenue
Mortgage banking revenue includes revenue derived from mortgages originated and subsequently sold, generally with servicing retained. The primary components include: gains and losses on mortgage sales; servicing revenue; changes in fair value for mortgage loans originated with the intent to sell and measured at fair value under the fair value option; changes in fair value for derivative commitments to purchase and originate mortgage loans; changes in the fair value of mortgage servicing rights (“MSRs”); and the impact of risk management activities associated with the mortgage origination pipeline, funded loans and MSRs. Net interest income from mortgage loans is recorded in interest income. Refer to Other Significant Policies in Note
1
, as well as Note
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
I
ncome Taxes
Deferred taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting carrying amounts. The Company uses the deferral method of accounting on investments that generate investment tax credits. Under this method, the investment tax credits are recognized as a reduction to the related asset. For certain investments in qualified affordable housing projects, the Company presents the expense in tax expense rather than noninterest
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
-
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
The Company, as lessee, records an ROU asset for each lease with an original term greater than 12 months. ROU assets are included in premises and equipment, with the corresponding lease liabilities included in long-term debt and other liabilities.
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

Accounting for Leases
Effective January 1, 2019, the Company adopted accounting guidance, issued by the Financial Accounting
Standards Board (“FASB”) in February 2016, related to the accounting for leases. This guidance requires lessees to recognize all leases on the Consolidated Balance Sheet as lease assets and lease liabilities based primarily on the present value of future lease payments. The Company recognized approximately $1.3 billion of lease assets and related liabilities on its Consolidated Balance Sheet at the adoption date. In addition, lessors are now required to consider lease residual exposures of sales-type and direct financing leases when determining the allowance for credit losses. The adoption of this guidance was not material to the Company’s Consolidated Statement of Income.
Financial Instruments—Credit Losses
Effective
January
1, 2020, the Company adopted accounting guidance, issued by the FASB in June 2016, related to the impairment of financial instruments. This guidance changes impairment recognition to a model that is based on expected losses rather than incurred losses, which is intended to result in more timely recognition of credit losses. This guidance is also intended to reduce the complexity of accounting guidance by decreasing the number of credit impairment models that entities use to account for debt instruments. In addition, the guidance requires additional credit quality disclosures for loans. Upon adoption, the Company increased its allowance for credit losses by approximately $
1.5

billion and reduced retained earnings net of deferred tax balances.
When determining expected losses, the Company uses multiple economic scenarios and a three-year reasonable and supportable forecast period, which incorporates historical loss experience in years two and three. After the forecast period, the Company fully reverts to long-term historical loss experience, adjusted for prepayments, to estimate losses over the remaining life.
The increase in the allowance was primarily related to the
commercial
,
credit card, installment and other retail loan portfolios where the allowance for loan losses had not
previously
 considered the full term of the loans
.
The adoption of this guidance did not have a material impact on the Company’s available-for-sale securities as most of this portfolio consists of U.S. Treasury and residential agency mortgage-backed securities that inherently have an immaterial risk of loss.

NOTE 3	Restrictions on Cash and Due from
Banks

Banking regulators require bank subsidiaries to maintain minimum average reserve balances, either in the form of vault cash or reserve balances held with central banks or other financial institutions. The amount of required reserve balances were approximately $3.2 billion and $3.1 billion at December 31, 2019 and 2018, respectively, and primarily represent those required to be held at the Federal Reserve Bank. In addition to vault cash, the Company held balances at the Federal Reserve Bank and other financial institutions of $8.0 billion and $7.5 billion at December 31, 2019 and 2018, respectively, to meet these requirements. These balances are included in cash and due from banks on the Consolidated Balance Sheet.

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
held-to-maturity
and
available-for-sale
investment securities at December 31 were as follows:

	2019					2018
			Unrealized Losses					Unrealized Losses
(Dollars in Millions)	Amortized Cost	Unrealized Gains	Other-than- Temporary (a)	Other (b)	Fair Value	Amortized Cost	Unrealized Gains	Other-than- Temporary (a)	Other (b)	Fair Value
Held-to-maturity
U.S. Treasury and agencies	$–	$–	$–	$–	$–	$5,102	$2	$–	$(143)	$4,961
Residential agency mortgage-backed securities	–	–	–	–	–	40,920	45	–	(994)	39,971
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	–	–	–	–	–	–	1	–	–	1
Other	–	–	–	–	–	5	2	–	–	7
Obligations of state and political subdivisions	–	–	–	–	–	6	1	–	–	7
Obligations of foreign governments	–	–	–	–	–	9	–	–	–	9
Other	–	–	–	–	–	8	–	–	–	8
Total held-to-maturity	$–	$–	$–	$–	$–	$46,050	$51	$–	$(1,137)	$44,964
Available-for-sale
U.S. Treasury and agencies	$19,845	$61	$–	$(67)	$19,839	$19,604	$11	$–	$(358)	$19,257
Mortgage-backed securities
Residential agency	93,903	557	–	(349)	94,111	40,542	120	–	(910)	39,752
Commercial agency	1,482	–	–	(29)	1,453	2	–	–	–	2
Asset-backed securities
Colla teralized de b t obli g ations/Collateralized loan obli g ations	–	1	–	–	1	–	–	–	–	–
Other	375	7	–	–	382	397	6	–	–	403
Obligations of state and political subdivisions	6,499	318	–	(3)	6,814	6,836	37	–	(172)	6,701
Obligations of foreign governments	9	–	–	–	9	–	–	–	–	–
Corporate debt securities	4	–	–	–	4	–	–	–	–	–
Total available-for-sale	$122,117	$944	$–	$(448)	$122,613	$67,381	$174	$–	$(1,440)	$66,115

(a)	Represents impairment not related to credit for those investment securities that have been determined to be other-than-temporarily impaired.

(b)	Represents unrealized losses on investment securities that have not been determined to be other-than-temporarily impaired.

On December 31, 2019, the Company transferred all $43.6 billion of its held-to-maturity
investment securities outstanding to the
available-for-sale
category to reflect its new intent for these securities,
as a result
of

changes to regulatory capital requirements

promulgated in 2019
. In addition, the Company recognized $
141
 million of net unrealized gains on its Consolidated Balance Sheet as a result of the transfer.
Investment securities with a fair value of $8.4 billion at December 31, 2019, and $10.9 billion at December 31, 2018, were pledged to secure public, private and trust deposits, repurchase agreements and for other purposes required by contractual obligation or law. Included in these amounts were securities where the Company and certain counterparties have agreements granting the counterparties the right to sell or pledge the securities. Investment securities securing these types of arrangements had a fair value of $269
m
illion at December 31, 2019, and $2.1 billion at December 31, 2018.

The following table provides information about the amount of interest income from taxable and non-taxable
investment securities:

Year Ended December 31 (Dollars in Millions)	2019	2018	2017
Taxable	$2,680	$2,396	$2,043
Non-taxable	213	220	189
Total interest income from investment securities	$2,893	$2,616	$2,232

The following table provides information about the amount of gross gains and losses realized through the sales of available-for-sale
investment securities:

Year Ended December 31 (Dollars in Millions)	2019	2018	2017
Realized gains	$99	$30	$75
Realized losses	(26)	–	(18)
Net realized gains (losses)	$73	$30	$57
Income tax (benefit) on net realized gains (losses)	$18	$7	$22

The Company conducts a regular assessment of its investment securities with unrealized losses to determine whether investment securities are other-than-temporarily impaired considering, among other factors, the nature of the investment securities, the credit ratings or financial condition of the issuer, the extent and duration of the unrealized loss, expected cash flows of underlying collateral, the existence of any government or agency guarantees, market conditions and whether the Company intends to sell or it is more likely than not the Company will be required to sell the investment securities. The Company determines other-than-temporary impairment recorded in earnings for investment securities not intended to be sold by estimating the future cash flows of each individual investment security, using market information where available, and discounting the cash flows at the original effective rate of the investment security. Other-than-temporary impairment recorded in other comprehensive income (loss) is measured as the difference between that discounted amount and the fair value of each investment security. The total amount of other-than-temporary impairment recorded was immaterial for the years ended December 31, 2019, 2018 and 2017.

At December 31, 2019, certain investment securities had a fair value below amortized cost.

The following table shows the gross unrealized losses and fair value of the Company’s available
-for-sale
investment securities with unrealized losses, aggregated by investment category and length of time the individual investment securities have been in continuous unrealized loss positions, at December 31, 2019:

	Less Than 12 Months		12 Months or Greater		Total
(Dollars in Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury and agencies	$3,869	$(40)	$6,265	$(27)	$10,134	$(67)
Residential agency mortgage-backed securities	16,292	(46)	24,346	(303)	40,638	(349)
Commercial agency mortgage-backed securities	1,453	(29)	–	–	1,453	(29)
Other asset-backed securities	–	–	2	–	2	–
Obligations of state and political subdivisions	365	(3)	–	–	365	(3)
Corporate debt securities	4	–	–	–	4	–
Total investment securities	$21,983	$(118)	$30,613	$(330)	$52,596	$(448)

The Company does not consider these unrealized losses to be credit-related. These unrealized losses primarily relate to changes in interest rates and market spreads subsequent to purchase. A substantial portion of investment securities that have unrealized losses are either U.S. Treasury and agencies, agency mortgage-backed or state and political securities. In general, the issuers of the investment securities are contractually prohibited from prepayment at less than par, and the Company did not pay significant purchase premiums for these investment securities. At December 31, 2019, the Company had no plans to sell investment securities with unrealized losses, and believes it is more likely than not it would not be required to sell such investment securities before recovery of their amortized cost.

The following table provides information about the amortized cost, fair value and yield by maturity date of the

available-for-sale
investment securities outstanding at December 31, 2019:

(Dollars in Millions)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield (e)

U.S. Treasury and Agencies
Maturing in one year or less	$4,243	$4,242	.6	1.61%
Maturing after one year through five years	12,881	12,901	2.4	1.65
Maturing after five years through ten years	2,721	2,696	7.5	1.95
Maturing after ten years	–	–	–	–
Total	$19,845	$19,839	2.7	1.68%

Mortgage-Backed Securities (a)
Maturing in one year or less	$197	$197	.7	2.28%
Maturing after one year through five years	66,940	67,102	3.6	2.30
Maturing after five years through ten years	27,339	27,349	6.0	2.58
Maturing after ten years	909	916	11.4	2.76
Total	$95,385	$95,564	4.4	2.39%

Asset-Backed Securities (a)
Maturing in one year or less	$–	$–	–	—%
Maturing after one year through five years	374	381	3.1	3.09
Maturing after five years through ten years	1	1	6.1	2.56
Maturing after ten years	–	1	15.3	2.41
Total	$375	$383	3.1	3.09%

Obligations of State and Political Subdivisions (b)(c)
Maturing in one year or less	$66	$66	.1	5.81%
Maturing after one year through five years	695	722	3.0	4.50
Maturing after five years through ten years	5,720	6,004	7.1	4.24
Maturing after ten years	18	22	14.0	6.15
Total	$6,499	$6,814	6.6	4.29%

Other
Maturing in one year or less	$13	$13	.3	2.66%
Maturing after one year through five years	–	–	–	–
Maturing after five years through ten years	–	–	–	–
Maturing after ten years	–	–	–	–
Total	$13	$13	.3	2.66%
Total investment securities (d)	$122,117	$122,613	4.2	2.38%

(a)	Information related to asset and mortgage-backed securities included above is presented based upon weighted-average maturities that take into account anticipated future prepayments.

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

(d)	The weighted-average maturity of total available-for-sale and held-to-maturity investment securities was 5.3 years at December 31, 2018, with a corresponding weighted-average yield of 2.52 percent.

(e)
Weighted-average yields for obligations of state and political subdivisions are presented on a fully-taxable equivalent basis based on a federal income tax rate of 21 percent. Yields on investment securities are computed based on amortized cost balances, excluding any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity.

NOTE 5	Loans and Allowance for Credit Losses

The composition of the loan portfolio at December 31, disaggregated by class and underlying specific portfolio type, was as follows:

(Dollars in Millions)	2019	2018

Commercial
Commercial	$98,168	$96,849
Lease financing	5,695	5,595

Total commercial	103,863	102,444

Commercial Real Estate
Commercial mortgages	29,404	28,596
Construction and development	10,342	10,943

Total commercial real estate	39,746	39,539

Residential Mortgages
Residential mortgages	59,865	53,034
Home equity loans, first liens	10,721	12,000

Total residential mortgages	70,586	65,034

Credit Card	24,789	23,363

Other Retail
Retail leasing	8,490	8,546
Home equity and second mortgages	15,036	16,122
Revolving credit	2,899	3,088
Installment	11,038	9,676
Automobile	19,435	18,719
Student	220	279

Total other retail	57,118	56,430

Total loans	$296,102	$286,810

The Company had loans of $96.2 billion at December 31, 2019, and $88.7 billion at December 31, 2018, pledged at the Federal Home Loan Bank, and loans of $76.3 billion at December 31, 2019, and $
70.1
 billion at December 31, 2018, pledged at the Federal Reserve Bank.
The Company offers a broad array of lending products to consumer and commercial customers, in various industries, across several geographical locations, predominately in the states in which it has Consumer and Business Banking offices. Collateral for commercial and commercial real estate loans may include marketable securities, accounts receivable, inventory, equipment, real estate, or the related property.
Originated loans are reported at the principal amount outstanding, net of unearned interest and deferred fees and costs, and any partial charge-offs recorded. Net unearned interest and deferred fees and costs amounted to $781 million at December 31, 2019 and $872 million at December 31, 2018. All purchased loans are recorded at fair value at the date of purchase. The Company evaluates purchased loans for impairment at the date of purchase in accordance with applicable authoritative accounting guidance. Purchased loans with evidence of credit deterioration since origination for which it is probable that all contractually required payments will not be collected are considered “purchased impaired loans.” All other purchased loans are considered “purchased nonimpaired loans.”

Allowance for Credit Losses
The allowance for credit losses is established for probable and estimable losses incurred in the Company’s loan and lease portfolio, including unfunded credit commitments. The allowance for credit losses is increased through provisions charged to earnings and reduced by net charge-offs.

Activity in the allowance for credit losses by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Covered Loans	Total Loans
Balance at December 31 , 2018
Balance at beginning of period	$1,454	$800	$455	$1,102	$630	$–	$4,441
Add
Provision for credit losses	315	13	(19)	919	276	–	1,504
Deduct
Loans charged-off	399	21	34	1,028	385	–	1,867
Less recoveries of loans charged-off	(114)	(7)	(31)	(135)	(126)	–	(413)

Net loans charged-off	285	14	3	893	259	–	1,454

Balance at December 31 , 2019	$1,484	$799	$433	$1,128	$647	$–	$4,491

Balance at December 31 , 2017
Balance at beginning of period	$1,372	$831	$449	$1,056	$678	$31	$4,417
Add
Provision for credit losses	333	(50)	23	892	211	(30)	1,379
Deduct
Loans charged-off	350	9	48	970	383	–	1,760
Less recoveries of loans charged-off	(99)	(28)	(31)	(124)	(124)	–	(406)

Net loans charged-off	251	(19)	17	846	259	–	1,354
Other changes (a)	–	–	–	–	–	(1)	(1)

Balance at December 31 , 2018	$1,454	$800	$455	$1,102	$630	$–	$4,441

Balance at December 31 , 2016
Balance at beginning of period	$1,450	$812	$510	$934	$617	$34	$4,357
Add
Provision for credit losses	186	19	(24)	908	304	(3)	1,390
Deduct
Loans charged-off	414	30	65	887	355	–	1,751
Less recoveries of loans charged-off	(150)	(30)	(28)	(101)	(112)	–	(421)

Net loans charged-off	264	–	37	786	243	–	1,330

Balance at December 31 , 2017	$1,372	$831	$449	$1,056	$678	$31	$4,417

(a)
Includes net changes in credit losses to be reimbursed by the FDIC and reductions in the allowance for covered loans where the reversal of a previously recorded allowance was offset by an associated decrease in the indemnification asset, and the impact of any loan sales.

Additional detail of the allowance for credit losses by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans
Allowance Balance at December 31, 2019 Related to
Loans individually evaluated for impairment (a)	$16	$3	$–	$–	$–	$19
TDRs collectively evaluated for impairment	20	3	109	81	10	223
Other loans collectively evaluated for impairment	1,448	793	309	1,047	637	4,234
Loans acquired with deteriorated credit quality	–	–	15	–	–	15

Total allowance for credit losses	$1,484	$799	$433	$1,128	$647	$4,491

Allowance Balance at December 31, 2018 Related to
Loans individually evaluated for impairment (a)	$16	$8	$–	$–	$–	$24
TDRs collectively evaluated for impairment	15	3	126	69	12	225
Other loans collectively evaluated for impairment	1,423	788	314	1,033	618	4,176
Loans acquired with deteriorated credit quality	–	1	15	–	–	16

Total allowance for credit losses	$1,454	$800	$455	$1,102	$630	$4,441

(a)	Represents the allowance for credit losses related to loans greater than $5 million classified as nonperforming or TDRs.

Additional detail of loan balances by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans

December 31 , 2019
Loans individually evaluated for impairment (a)	$253	$61	$–	$–	$–	$314
TDRs collectively evaluated for impairment	163	138	3,044	263	185	3,793
Other loans collectively evaluated for impairment	103,447	39,513	67,315	24,526	56,933	291,734
Loans acquired with deteriorated credit quality	–	34	227	–	–	261

Total loans	$103,863	$39,746	$70,586	$24,789	$57,118	$296,102

December 31 , 2018
Loans individually evaluated for impairment (a)	$262	$86	$–	$–	$–	$348
TDRs collectively evaluated for impairment	151	129	3,252	245	183	3,960
Other loans collectively evaluated for impairment	102,031	39,297	61,465	23,118	56,247	282,158
Loans acquired with deteriorated credit quality	–	27	317	–	–	344

Total loans	$102,444	$39,539	$65,034	$23,363	$56,430	$286,810

(a)	Represents loans greater than $5 million classified as nonperforming or TDRs.

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

The following table provides a summary of loans by portfolio class, including the delinquency status of those that continue to accrue interest, and those that are nonperforming:

	Accruing
(Dollars in Millions)	Current	30-89 Days Past Due	90 Days or More Past Due	Nonperforming	Total

December 31, 2019
Commercial	$103,273	$307	$79	$204	$103,863
Commercial real estate	39,627	34	3	82	39,746
Residential mortgages (a)	70,071	154	120	241	70,586
Credit card	24,162	321	306	–	24,789
Other retail	56,463	393	97	165	57,118

Total loans	$293,596	$1,209	$605	$692	$296,102

December 31, 2018
Commercial	$101,844	$322	$69	$209	$102,444
Commercial real estate	39,354	70	–	115	39,539
Residential mortgages (a)	64,443	181	114	296	65,034
Credit card	22,746	324	293	–	23,363
Other retail	55,722	403	108	197	56,430

Total loans	$284,109	$1,300	$584	$817	$286,810

(a)
At December 31, 2019, $
428
 million of loans 30–89 days past due and $1.7 billion of loans 90 days or more past due purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs, were classified as current, compared with $
430
 million and $
1.7
 billion at December 31, 2018, respectively.

At December 31, 2019, total nonperforming assets held by the
Company
were $829 million, compared with $989 million at December 31, 2018. Total nonperforming assets included $692 million of nonperforming loans, $78 million of
OREO
and $59 million of other nonperforming assets owned by the Company at December 31, 2019, compared with $817 million, $111 million and $61 million, respectively
,
at December 31, 2018.
At December 31, 2019, the amount of foreclosed residential real estate held by the Company, and included in OREO, was $74 million, compared with $106 million at December 31, 2018. These amounts exclude $
155
 million and $235 million at

December 31, 2019 and 2018, respectively, of foreclosed
residential real estate related to mortgage loans whose payments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs. In addition, the amount of residential mortgage loans secured by residential real estate in the process of foreclosure was $1.5 billion at December 31, 2019 and 2018, of which $1.2 billion at December 31, 2019 and 2018, related to loans purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

9 0

The following table provides a summary of loans by portfolio class and the Company’s internal credit quality rating:

		Criticized
(Dollars in Millions)	Pass	Special Mention	Classified (a)	Total Criticized	Total

December 31 , 2019
Commercial	$101,850	$1,147	$866	$2,013	$103,863
Commercial real estate	38,872	484	390	874	39,746
Residential mortgages (b)	70,174	2	410	412	70,586
Credit card	24,483	–	306	306	24,789
Other retail	56,825	10	283	293	57,118

Total loans	$292,204	$1,643	$2,255	$3,898	$296,102

Total outstanding commitments	$619,224	$2,451	$2,873	$5,324	$624,548

December 31 , 2018
Commercial	$100,014	$1,149	$1,281	$2,430	$102,444
Commercial real estate	38,473	584	482	1,066	39,539
Residential mortgages (b)	64,570	1	463	464	65,034
Credit card	23,070	–	293	293	23,363
Other retail	56,101	6	323	329	56,430

Total loans	$282,228	$1,740	$2,842	$4,582	$286,810

Total outstanding commitments	$600,407	$2,801	$3,448	$6,249	$606,656
(a)	Classified rating on consumer loans primarily based on delinquency status.
(b)
At December 31, 2019, $1.7 billion of GNMA loans 90 days or more past due and $1.6 billion of restructured GNMA loans whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs were classified with a pass rating, unchanged f
rom

December 31, 2018
.

For all loan classes, a loan is considered to be impaired when, based on current events or information, it is probable the Company will be unable to collect all amounts due per the contractual terms of the loan agreement. A summary of impaired loans, which include all nonaccrual and TDR loans, by portfolio class was as follows:

(Dollars in Millions)	Period-end Recorded Investment (a)	Unpaid Principal Balance	Valuation Allowance	Commitments to Lend Additional Funds

December 31, 2019
Commercial	$483	$1,048	$39	$158
Commercial real estate	242	603	7	–
Residential mortgages	1,515	1,827	71	–
Credit card	263	263	81	–
Other retail	318	417	12	2

Total loans, excluding loans purchased from GNMA mortgage pools	2,821	4,158	210	160
Loans purchased from GNMA mortgage pools	1,622	1,622	39	–

Total	$4,443	$5,780	$249	$160

December 31, 2018
Commercial	$467	$1,006	$32	$106
Commercial real estate	279	511	12	2
Residential mortgages	1,709	1,879	86	–
Credit card	245	245	69	–
Other retail	335	418	14	5
Total loans, excluding loans purchased from GNMA mortgage pools	3,035	4,059	213	113
Loans purchased from GNMA mortgage pools	1,639	1,639	41	–
Total	$4,674	$5,698	$254	$113
(a)
Substantially all loans classified as impaired at December 31, 2019 and 2018, had an associated allowance for credit losses. The total amount of interest income recognized during 2019 on loans classified as impaired at December 31, 2019, excluding those acquired with deteriorated credit quality, was $
194
 million, compared to what would have been recognized at the original contractual terms of the loans of $
246
 million.

Additional information on impaired loans follows for the years ended December 31 follows:

(Dollars in Millions)	Average Recorded Investment	Interest Income Recognized

2019
Commercial	$520	$9
Commercial real estate	248	11
Residential mortgages	1,622	92
Credit card	257	–
Other retail	323	12

Total loans, excluding loans purchased from GNMA mortgage pools	2,970	124
Loans purchased from GNMA mortgage pools	1,638	70

Total	$4,608	$194

2018
Commercial	$497	$8
Commercial real estate	273	13
Residential mortgages	1,817	76
Credit card	236	3
Other retail	309	16
Covered Loans	25	1

Total loans, excluding loans purchased from GNMA mortgage pools	3,157	117
Loans purchased from GNMA mortgage pools	1,640	47

Total	$4,797	$164

2017
Commercial	$683	$7
Commercial real estate	273	11
Residential mortgages	2,135	103
Credit card	229	3
Other retail	287	14
Covered Loans	37	1

Total loans, excluding loans purchased from GNMA mortgage pools	3,644	139
Loans purchased from GNMA mortgage pools	1,672	65

Total	$5,316	$204

Troubled Debt Restructurings
In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. The following table provides a summary of loans modified as TDRs for the years ended December 31, by portfolio class:

(Dollars in Millions)	Number of Loans	Pre-Modification Outstanding Loan Balance	Post- Modification Outstanding Loan Balance

2019
Commercial	3,445	$376	$359
Commercial real estate	136	129	125
Residential mortgages	417	55	54
Credit card	34,247	185	186
Other retail	2,952	63	61

Total loans, excluding loans purchased from GNMA mortgage pools	41,197	808	785
Loans purchased from GNMA mortgage pools	6,257	856	827

Total loans	47,454	$1,664	$1,612

2018
Commercial	2,824	$336	$311
Commercial real estate	127	168	169
Residential mortgages	526	73	69
Credit card	33,318	169	171
Other retail	2,462	58	55
Covered Loans	3	1	1

Total loans, excluding loans purchased from GNMA mortgage pools	39,260	805	776
Loans purchased from GNMA mortgage pools	6,268	821	803

Total loans	45,528	$1,626	$1,579

2017
Commercial	2,758	$380	$328
Commercial real estate	128	82	78
Residential mortgages	800	90	88
Credit card	33,615	161	162
Other retail	3,881	79	68
Covered Loans	11	2	2

Total loans, excluding loans purchased from GNMA mortgage pools	41,193	794	726
Loans purchased from GNMA mortgage pools	6,791	881	867

Total loans	47,984	$1,675	$1,593

Residential mortgages, home equity and second mortgages, and loans purchased from GNMA mortgage pools in the table above include trial period arrangements offered to customers during the periods presented. The post-modification balances for these loans reflect the current outstanding balance until a permanent modification is made. In addition, the post-modification balances typically include capitalization of unpaid accrued interest and/or fees under the various modification programs. For those loans modified as TDRs during the fourth quarter of 2019, at December 31, 2019, 41 residential mortgages, 17 home equity and second mortgage loans and 990 loans purchased from GNMA mortgage pools with outstanding balances of $6 million, $1 million and $136 million, respectively, were in a trial period and have estimated post-modification balances of $6 million, $1 million and $135 million, respectively, assuming permanent modification occurs at the end of the trial period.

The following table provides a summary of TDR loans that defaulted (fully or partially charged-off
or became 90 days or more past due) for the years ended December 31, that were modified as TDRs within 12 months previous to default:

(Dollars in Millions)	Number of Loans	Amount Defaulted

2019
Commercial	1,040	$46
Commercial real estate	36	24
Residential mortgages	137	15
Credit card	8,273	40
Other retail	380	10

Total loans, excluding loans purchased from GNMA mortgage pools	9,866	135
Loans purchased from GNMA mortgage pools	997	131

Total loans	10,863	$266

2018
Commercial	836	$71
Commercial real estate	39	15
Residential mortgages	191	18
Credit card	8,012	35
Other retail	334	5
Covered loans	1	–

Total loans, excluding loans purchased from GNMA mortgage pools	9,413	144
Loans purchased from GNMA mortgage pools	1,447	187

Total loans	10,860	$331

2017
Commercial	724	$53
Commercial real estate	36	9
Residential mortgages	374	41
Credit card	8,372	36
Other retail	415	5
Covered loans	4	–

Total loans, excluding loans purchased from GNMA mortgage pools	9,925	144
Loans purchased from GNMA mortgage pools	1,369	177

Total loans	11,294	$321

In addition to the defaults in the table above, the Company had a total of 826 residential mortgage loans, home equity and second mortgage loans and loans purchased from GNMA mortgage pools for the year ended December 31, 2019, where borrowers did not successfully complete the trial period arrangement and, therefore, are no longer eligible for a permanent modification under the applicable modification program. These loans had aggregate outstanding balances of $111 million for the year ended December 31, 2019.

NOTE 6	Leases

The Company, as a lessor, originates retail and commercial leases either directly to the consumer or indirectly through dealer networks. Retail leases consist
primarily
of
automobiles,
while
c
ommercial leases may include high dollar assets such as aircraft or lower cost items such
as office equipment.

The components of the net investment in sales-type and direct financing leases, at December 31, were as follows:

(Dollars in Millions)	2019	2018
Lease receivables	$12,324	$12,207
Unguaranteed residual values accruing to the lessor’s benefit	1,834	1,877

Total net investment in sales-type and direct financing leases	$14,158	$14,084

The Company, as a lessor, recorded $996 million of revenue on its Consolidated Statement of Income for the year ended
December 31, 2019, primarily consisting of interest income on sales-type and direct financing leases.

The contractual future lease payments to be received by the Company, at December 31, 2019, were as follows:

(Dollars in Millions)	Sales-type and direct financing leases	Operating leases
2020	$4,755	$176
2021	3,729	142
2022	2,766	103
2023	1,248	69
2024	382	50
Thereafter	483	52

Total lease payments	13,363	$592
Amounts representing interest	(1,039)

Lease receivables	$12,324

The Company, as lessee, leases certain assets for use in its operations. Leased assets primarily include retail branches, operations centers and other corporate locations, and, to a lesser extent, office and computer equipment. For each lease with an original term greater than 12 months, the Company records a lease liability and a corresponding right of use (“ROU”) asset. At December 31, 2019, the Company’s ROU assets included in premises and equipment and lease liabilities included in long-term debt and other liabilities, were $1.3 billion and $1.4 billion, respectively.
Total costs incurred by the Company, as a lessee, were $394 million for the year ended December 31, 2019, and principally related to contractual lease payments on operating leases.
 The Company’s leases do not impose significant covenants or other restrictions on the Company.

The following table presents amounts relevant to the Company’s assets leased for use in its operations for the year ended December 31, 2019
:

(Dollars in Millions)
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$302
Operating cash flows from finance leases	7
Financing cash flows from finance leases	10
Right of use assets obtained in exchange for new operating lease liabilities	134
Right of use assets obtained in exchange for new finance lease liabilities	10

The following table presents the weighted-average remaining lease terms and discount rates of the Company’s assets leased for use in its operations at December 31, 2019:

Weighted-average remaining lease term of operating leases (in years)	7.4
Weighted-average remaining lease term of finance leases (in years)	10.7
Weighted-average discount rate of operating leases	3.2%
Weighted-average discount rate of finance leases	14.3%

The contractual future lease obligations of the Company at December 31, 2019, were as follows:

(Dollars in Millions)	Operating leases	Finance leases
2020	$296	$17
2021	267	15
2022	226	13
2023	180	12
2024	132	10
Thereafter	391	38

Total lease payments	1,492	105
Amounts representing interest	(150)	(31)

Lease liabilities	$1,342	$74

NOTE 7	Accounting for Transfers and Servicing of Financial Assets and Variable Interest
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
off-balance
sheet.
The Company also provides financial support primarily through the use of waivers of trust and investment management fees associated with various unconsolidated registered money market funds it manages. The Company provided $30 million, $25 million, and $23 million of support to the funds during the years ended December 31, 2019, 2018 and 2017, respectively.
The Company is involved in various entities that are considered to be VIEs. The Company’s investments in VIEs are primarily related to investments promoting affordable housing, community development and renewable energy sources. Some of these tax-advantaged
investments support the Company’s regulatory compliance with the Community Reinvestment Act. The Company’s investments in these entities generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. These tax credits are recognized as a reduction of tax expense or, for investments qualifying as investment tax credits, as a reduction to the related investment asset. The Company recognized federal and state income tax credits related to its affordable housing and other tax-advantaged
investments in tax expense of $615 million, $689 million and $711 million for the years ended December 31, 2019, 2018 and 2017, respectively. The Company also recognized $506 million, $639 million and $1.5 billion of investment tax credits for the years ended December 31, 2019, 2018 and 2017, respectively. The Company recognized $557 million, $604 million and $741 million of expenses related to all of these investments for the years ended December 31, 2019, 2018 and 2017, respectively, of which $318 million, $275 million and $317 million
, respectively,
were included in tax expense and the remaining amounts were included in noninterest expense.
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

The following table provides a summary of investments in community development and tax-advantaged
VIEs that the Company has not consolidated:

At December 31 (Dollars in Millions)	2019	2018
Investment carrying amount	$6,148	$5,823
Unfunded capital and other commitments	2,938	2,778
Maximum exposure to loss	12,118	12,360

The Company also has noncontrolling financial investments in private investment funds and partnerships considered to be VIEs, which are not consolidated. The Company’s recorded investment in these entities, carried in other assets on the Consolidated Balance Sheet, was approximately $31 million at December 31, 2019 and $27 million at December 31, 2018. The maximum exposure to loss related to these VIEs was $55 million at December 31, 2019 and $52 million at December 31, 2018, representing the Company’s investment balance and its unfunded commitments to invest additional amounts.
The Company’s individual net investments in unconsolidated VIEs, which exclude any unfunded capital commitments, ranged from less than $1 million to $87 million at December 31, 2019, compared with less than $1 million to $95 million at December 31, 2018.
The Company is required to consolidate VIEs in which it has concluded it has a controlling financial interest. The Company sponsors entities to which it transfers its interests in
tax-advantage
d
investments to third parties. At December 31,
2019, approximately $4.0 billion of the Company’s assets and $3.2 billion of its liabilities included on the Consolidated Balance Sheet were related to community development and tax-advantaged
investment VIEs which the Company has consolidated, primarily related to these transfers. These amounts compared to $3.9 billion and $2.7 billion, respectively, at December 31, 2018. The majority of the assets of these consolidated VIEs are reported in other assets, and the liabilities are reported in long-term debt and other liabilities. The assets of a particular VIE are the primary source of funds to settle its obligations. The creditors of the VIEs do not have recourse to the general credit of the Company. The Company’s exposure to the consolidated VIEs is generally limited to the carrying value of its variable interests plus any related tax credits previously recognized or transferred to others with a guarantee.
The Company also sponsors a conduit to which it previously transferred high-grade investment securities. The Company consolidates the conduit because of its ability to manage the activities of the conduit. At December 31, 2019, $12 million of the available-for-sale
investment securities on the Company’s Consolidated Balance Sheet were related to the conduit, compared with $14 million of the held-to-maturity investment securities
at December 31, 2018.
In addition, the Company sponsors a municipal bond securities tender option bond program. The Company controls the activities of the program’s entities, is entitled to the residual returns and provides liquidity and remarketing arrangements to the program. As a result, the Company has consolidated the program’s entities. At December 31, 2019, $3.0 billion of available-for-sale
investment securities and $2.7 billion of short-term borrowings on the Consolidated Balance Sheet were related to the tender option bond program, compared with $2.4 billion of available-for-sale
investment securities and $2.3 billion of short-term borrowings at December 31, 2018.

NOTE 8	Premises and Equipment
Premises and equipment at December 31 consisted of the following:

(Dollars in Millions)	2019	2018
Land	$504	$515
Buildings and improvements	3,513	3,481
Furniture, fixtures and equipment	3,366	3,110
Right of use assets on operating leases	1,141	–
Right of use assets on finance leases	111	121
Construction in progress	21	20

	8,656	7,247
Less accumulated depreciation and amortization	(4,954)	(4,790)

Total	$3,702	$2,457

NOTE 9	Mortgage Servicing Rights

The Company capitalizes MSRs as separate assets when loans are sold and servicing is retained. MSRs may also be purchased from others. The Company carries MSRs at fair value, with changes in the fair value recorded in earnings during the period in which they occur. The Company serviced $226.0 billion of residential mortgage loans for others at December 31, 2019, and $231.5 billion at December 31, 2018, including subserviced mortgages with no corresponding MSR asset. Included in mortgage banking revenue are the MSR fair value changes arising from market rate and model assumption changes, net of the value change in derivatives used to economically hedge MSRs. These changes resulted in a net loss of $24 million and
net gains of $47 million and $15 million for the years ended December 31, 2019, 2018
 and
 2017, respectively. Loan servicing and ancillary fees, not including valuation changes, included in mortgage banking revenue were $734 million, $746 million and $746 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Changes in fair value of capitalized MSRs for the years ended December 31, are summarized as follows:

(Dollars in Millions)	2019	2018	2017
Balance at beginning of period	$2,791	$2,645	$2,591
Rights purchased	20	8	13
Rights capitalized	559	397	445
Rights sold (a)	5	(27)	–
Changes in fair value of MSRs
Due to fluctuations in market interest rates ( b )	(390)	98	(23)
Due to revised assumptions or models ( c )	23	56	18
Other changes in fair value ( d )	(462)	(386)	(399)

Balance at end of period	$2,546	$2,791	$2,645

(a)	MSRs sold in 2019 include those having a negative fair value, resulting from the related loans being severely delinquent.

(b)	Includes changes in MSR value associated with changes in market interest rates, including estimated prepayment rates and anticipated earnings on escrow deposits.

(c)
Includes changes in MSR value not caused by changes in market interest rates, such as changes in cost to service, ancillary income and option adjusted spread, as well as the impact of any model changes.

(d)	Primarily represents changes due to realization of expected cash flows over time (decay).

The estimated sensitivity to changes in interest rates of the fair value of the MSR portfolio and the related derivative instruments as of December 31 follows:

	2019						2018
(Dollars in Millions)	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps
MSR portfolio	$(663)	$(316)	$(153)	$141	$269	$485	$(501)	$(223)	$(105)	$92	$171	$295
Derivative instrument hedges	613	306	152	(143)	(279)	(550)	455	215	104	(94)	(177)	(321)
Net sensitivity	$(50)	$(10)	$(1)	$(2)	$(10)	$(65)	$(46)	$(8)	$(1)	$(2)	$(6)	$(26)

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

A summary of the Company’s MSRs and related characteristics by portfolio as of December 31 follows:

	2019				2018
(Dollars in Millions)	HFA	Government	Conventional (d)	Total	HFA	Government	Conventional (d)	Total
Servicing portfolio (a)	$44,906	$35,302	$143,310	$223,518	$44,384	$35,990	$148,910	$229,284
Fair value	$486	$451	$1,609	$2,546	$526	$465	$1,800	$2,791
Value (bps) (b)	108	128	112	114	119	129	121	122
Weighted-average servicing fees (bps)	34	39	28	31	34	36	27	30
Multiple (value/servicing fees)	3.15	3.29	4.00	3.67	3.45	3.63	4.52	4.11
Weighted-average note rate	4.65%	3.99%	4.07%	4.17%	4.59%	3.97%	4.06%	4.15%
Weighted-average age (in years)	3.7	4.9	4.8	4.6	3.3	4.7	4.5	4.3
Weighted-average expected prepayment (constant prepayment rate)	12.2%	13.7%	12.2%	12.4%	9.8%	11.0%	9.1%	9.5%
Weighted-average expected life (in years)	6.5	5.7	5.9	6.0	7.7	6.7	7.1	7.2
Weighted-average option adjusted spread (c)	8.4%	7.9%	6.9%	7.3%	8.6%	8.3%	7.2%	7.6%

(a)	Represents principal balance of mortgages having corresponding MSR asset.

(b)	Calculated as fair value divided by the servicing portfolio.

(c)	Option adjusted spread is the incremental spread added to the risk-free rate to reflect optionality and other risk inherent in the MSRs.

(d)	Represents loans sold primarily to GSEs.

NOTE 10	Intangible Assets
Intangible assets consisted of the following:

At December 31 (Dollars in Millions)	Estimated Life (a)	Amortization Method (b)	Balance
			2019	2018
Goodwill		(c)	$9,655	$9,369
Merchant processing contracts	6 years/7 years	SL/AC	225	155
Core deposit benefits	22 years/5 years	SL/AC	82	104
Mortgage servicing rights		(c)	2,546	2,791
Trust relationships	10 years/7 years	SL/AC	27	34
Other identified intangibles	6 years/4 years	SL/AC	343	308
Total			$12,878	$12,761

(a)
Estimated life represents the amortization period for assets subject to the straight line method and the weighted
-
average or life of the underlying cash flows amortization period for intangibles subject to accelerated methods. If more than one amortization method is used for a category, the estimated life for each method is calculated and reported separately.

(b)	Amortization methods: SL = straight line method

AC	= accelerated methods generally based on cash flows

(c)	Goodwill is evaluated for impairment, but not amortized. Mortgage servicing rights are recorded at fair value, and are not amortized.

Aggregate amortization expense consisted of the following:

Year Ended December 31 (Dollars in Millions)	2019	2018	2017
Merchant processing contracts	$45	$24	$24
Core deposit benefits	22	26	30
Trust relationships	10	11	14
Other identified intangibles	91	100	107

Total	$168	$161	$175

The estimated amortization expense for the next five years is as follows:

(Dollars in Millions)
2020	$155
2021	130
2022	109
2023	76
2024	60

The following table reflects the changes in the carrying value of goodwill for the years ended December 31, 2019, 2018 and 2017:

(Dollars in Millions)	Corporate and Commercial Banking	Consumer and Business Banking	Wealth Management and Investment Services	Payment Services	Treasury and Corporate Support	Consolidated Company
Balance at December 31, 2016	$1,647	$3,681	$1,566	$2,450	$–	$9,344
Goodwill acquired	–	–	–	62	–	62
Foreign exchange translation and other	–	–	3	25	–	28

Balance at December 31, 2017	$1,647	$3,681	$1,569	$2,537	$–	$9,434
Goodwill acquired	–	–	–	105	–	105
Disposal	–	(155)	–	–	–	(155)
Foreign exchange translation and other	–	(51)	49	(13)	–	(15)

Balance at December 31, 2018	$1,647	$3,475	$1,618	$2,629	$–	$9,369
Goodwill acquired	–	–	–	285	–	285
Foreign exchange translation and other	–	–	(1)	2	–	1

Balance at December 31, 2019	$1,647	$3,475	$1,617	$2,916	$–	$9,655

NOTE 11	Deposits

The composition of deposits at December 31 was as follows:

(Dollars in Millions)	2019	2018
Noninterest-bearing deposits	$75,590	$81,811
Interest-bearing deposits
Interest checking	75,949	73,994
Money market savings	120,082	100,396
Savings accounts	47,401	44,720
Time deposits	42,894	44,554

Total interest-bearing deposits	286,326	263,664

Total deposits	$361,916	$345,475

The maturities of time deposits outstanding at December 31, 2019 were as follows:

(Dollars in Millions)
2020	$37,731
2021	2,700
2022	1,183
2023	673
2024	602
Thereafter	5

Total	$42,894

NOTE 12	Short-Term Borrowings (a)
The following table is a summary of short-term borrowings for the last three years:

	2019		2018		2017
(Dollars in Millions)	Amount	Rate	Amount	Rate	Amount	Rate

At year-end
Federal funds purchased	$828	1.45%	$458	2.05%	$252	.77%
Securities sold under agreements to repurchase	1,165	1.41	2,582	2.20	803	.61
Commercial paper	7,576	1.07	6,940	1.35	8,303	.68
Other short-term borrowings	14,154	1.94	4,159	2.68	7,293	2.13
Total	$23,723	1.62%	$14,139	1.92%	$16,651	1.31%
Average for the year
Federal funds purchased	$1,457	1.94%	$1,070	1.70%	$528	.86%
Securities sold under agreements to repurchase	1,770	2.00	2,279	1.87	917	.44
Commercial paper	8,186	1.45	6,929	.94	8,236	.49
Other short-term borrowings	6,724	2.78	11,512	2.27	5,341	1.90
Total	$18,137	2.04%	$21,790	1.78%	$15,022	1.00%
Maximum month-end balance
Federal funds purchased	$3,629		$4,532		$600
Securities sold under agreements to repurchase	2,755		3,225		927
Commercial paper	9,431		7,846		9,950
Other short-term borrowings	14,154		16,588		7,293

(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 21 percent for 2019 and 2018 and 35 percent for 2017.

NOTE 13	Long-Term Debt

Long-term debt (debt with
original
maturities of more than
one
year) at December 31
consisted
of the following:

(Dollars in Millions)	Rate Type	Rate (a)	Maturity Date	2019	2018

U.S. Bancorp (Parent Company)
Subordinated notes	Fixed	2.950%	2022	$1,300	$1,300
	Fixed	3.600%	2024	1,000	1,000
	Fixed	7.500%	2026	199	199
	Fixed	3.100%	2026	1,000	1,000
	Fixed	3.000%	2029	1,000	–
Medium-term notes	Fixed	.850% - 4.125%	2021 - 2028	13,820	12,345
	Floating	2.576%	2022	250	500
Other (b)				33	(53)

Subtotal				18,602	16,291

Subsidiaries
Federal Home Loan Bank advances	Fixed	1.250% - 8.250%	2020 - 2026	1,106	307
	Floating	2.165% - 2.461%	2022 - 2026	3,272	4,272
Bank notes	Fixed	1.950% - 3.450%	2020 - 2025	9,550	11,600
	Floating	.600% - 2.350%	2020 - 2059	6,789	7,864
Other (c)				848	1,006

Subtotal				21,565	25,049

Total				$40,167	$41,340
(a)	Weighted-average interest rates of medium-term notes, Federal Home Loan Bank advances and bank notes were 2.87 percent, 2.42 percent and 2.54 percent, respectively.

(b)	Includes debt issuance fees and unrealized gains and losses and deferred amounts relating to derivative instruments.

(c)
Includes consolidated community development and
tax-advantaged
investment VIEs,
finance
lease obligations, debt issuance fees, and unrealized gains and losses and deferred amounts relating to derivative instruments.

The Company has arrangements with the Federal Ho
m
e Loan Bank and Federal Reserve Bank whereby the Company could have borrowed an additional

$
97.4

billion and
$
98.8

billion at December 31, 2019 and 2018, respectively, based on collateral available.
Maturities of long-term debt outstanding at December 31, 2019, were:

(Dollars in Millions)	Parent Company	Consolidated
2020	$–	$3,772
2021	2,696	9,430
2022	3,790	6,298
2023	–	2,799
2024	5,657	5,663
Thereafter	6,459	12,205

Total	$18,602	$40,167

NOTE 14	Shareholders’ Equity

At December 31, 2019 and 2018, the Company had authority to issue 4 billion shares of common stock and 50 million shares of preferred stock. The Company had 1.5 billion and 1.6 billion shares of common stock outstanding at December 31, 2019 and
2018, respectively. The Company ha
d
45
 million shares reserved for future issuances, primarily under its stock incentive plans at December 31, 2019.

The number of shares issued and outstanding and the carrying amount of each outstanding series of the Company’s preferred stock were as follows:

	2019				2018
At December 31 (Dollars in Millions)	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount
Series A	12,510	$1,251	$145	$1,106	12,510	$1,251	$145	$1,106
Series B	40,000	1,000	–	1,000	40,000	1,000	–	1,000
Series F	44,000	1,100	12	1,088	44,000	1,100	12	1,088
Series H	20,000	500	13	487	20,000	500	13	487
Series I	30,000	750	5	745	30,000	750	5	745
Series J	40,000	1,000	7	993	40,000	1,000	7	993
Series K	23,000	575	10	565	23,000	575	10	565
Total preferred stock (a)	209,510	$6,176	$192	$5,984	209,510	$6,176	$192	$5,984

(a)	The par value of all shares issued and outstanding at December 31, 2019 and 2018, was $1.00 per share.

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
London Interbank Offered Rate (“
LIBOR
”)
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
During 2015, the Company issued depositary shares representing an ownership interest in 30,000 shares of Series I
Non-Cumulative
Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series I Preferred Stock”). The Series I Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable semiannually, in arrears, at a rate per annum equal to 5.125 percent from the date of issuance to, but excluding, January 15, 2021, and thereafter will accrue and be payable quarterly at a floating rate per annum equal to three-month LIBOR plus 3.486 percent. The Series I Preferred Stock is redeemable at the Company’s option, in whole or in part, on or after
January 15, 2021
. The Series I Preferred Stock is redeemable at the Company’s option, in whole, but not in part, prior to January 15, 2021 within 90 days following an official administrative or judicial decision, amendment to, or change in the laws or regulations that would not allow the Company to treat the full liquidation value of the Series I Preferred Stock as Tier 1 capital for purposes of the capital adequacy guidelines of the Federal Reserve Board.
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
Dividends for certain of the Company’s outstanding series of preferred stock described above are, or will in the future be, calculated by reference to LIBOR. The outstanding series contain fallback provisions in the event that LIBOR is no longer published or quoted, but these fallback provisions have not yet been utilized.
During 2019, 2018 and 2017, the Company repurchased shares of its common stock under various authorizations approved by its Board of Directors. As of December 31, 2019, the approximate dollar value of shares that may yet be purchased by the Company under the current Board of Directors approved authorization was $2.4 billion.
The following table summarizes the Company’s common stock repurchased in each of the last three years:

(Dollars and Shares in Millions)	Shares	Value
2019	81	$4,515
2018	54	2,844
2017	49	2,622

Shareholders’ equity is affected by transactions and valuations of asset and liability positions that require adjustments to accumulated other comprehensive income (loss). The reconciliation of the transactions affecting accumulated other comprehensive income (loss) included in shareholders’ equity for the years ended December 31, is as follows:

(Dollars in Millions)	Unrealized Gains (Losses) on Investment Securities Available-For-Sale	Unrealized Gains (Losses) on Investment Securities Transferred From Available-For-Sale to Held-To-Maturity	Unrealized Gains (Losses) on Derivative Hedges	Unrealized Gains (Losses) on Retirement Plans	Foreign Currency Translation	Total

2019
Balance at beginning of period	$(946)	$14	$112	$(1,418)	$(84)	$(2,322)
Changes in unrealized gains and losses	1,693	–	(229)	(380)	–	1,084
Unrealized gains and losses on held-to-maturity investment securities transferred to available-for-sale	150	(9)	–	–	–	141
Foreign currency translation adjustment (a)	–	–	–	–	26	26
Reclassification to earnings of realized gains and losses	(73)	(7)	11	89	–	20
Applicable income taxes	(445)	2	55	73	(7)	(322)
Balance at end of period	$379	$–	$(51)	$(1,636)	$(65)	$(1,373)

2018
Balance at beginning of period	$(357)	$17	$71	$(1,066)	$(69)	$(1,404)
Revaluation of tax related balances (b)	(77)	4	15	(229)	(13)	(300)
Changes in unrealized gains and losses	(656)	–	39	(302)	–	(919)
Foreign currency translation adjustment (a)	–	–	–	–	3	3
Reclassification to earnings of realized gains and losses	(30)	(9)	(5)	137	–	93
Applicable income taxes	174	2	(8)	42	(5)	205
Balance at end of period	$(946)	$14	$112	$(1,418)	$(84)	$(2,322)

2017
Balance at beginning of period	$(431)	$25	$55	$(1,113)	$(71)	$(1,535)
Changes in unrealized gains and losses	178	–	(5)	(41)	–	132
Foreign currency translation adjustment ( a )	–	–	–	–	(2)	(2)
Reclassification to earnings of realized gains and losses	(57)	(13)	30	117	–	77
Applicable income taxes	(47)	5	(9)	(29)	4	(76)
Balance at end of period	$(357)	$17	$71	$(1,066)	$(69)	$(1,404)

(a)	Represents the impact of changes in foreign currency exchange rates on the Company’s investment in foreign operations and related hedges.

(b)
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

Additional detail about the impact to net income for items reclassified out of accumulated other comprehensive income (loss) and into earnings for the years ended December 31, is as follows:

	Impact to Net Income			Affected Line Item in the Consolidated Statement of Income
(Dollars in Millions)	2019	2018	2017
Unrealized gains (losses) on investment securities available-for-sale
Realized gains (losses) on sale of investment securities	$73	$30	$57	Total securities gains (losses), net
	(18)	(7)	(22)	Applicable income taxes

	55	23	35	Net-of-tax
Unrealized gains (losses) on investment securities transferred from available-for-sale to held-to-maturity
Amortization of unrealized gains	7	9	13	Interest income
	(2)	(2)	(5)	Applicable income taxes

	5	7	8	Net-of-tax
Unrealized gains (losses) on derivative hedges
Realized gains (losses) on derivative hedges	(11)	5	(30)	Interest expense
	3	(2)	11	Applicable income taxes

	(8)	3	(19)	Net-of-tax
Unrealized gains (losses) on retirement plans
Actuarial gains (losses) and prior service cost (credit) amortization	(89)	(137)	(117)	Other noninterest expense
	22	35	45	Applicable income taxes

	(67)	(102)	(72)	Net-of-tax

Total impact to net income	$(15)	$(69)	$(48)

Regulatory Capital
The Company uses certain measures defined by bank regulatory agencies to assess its capital. The regulatory capital requirements effective for the Company follow Basel III, which includes two comprehensive methodologies for calculating risk-weighted assets: a general standardized approach and more risk-sensitive advanced approaches. Effective December 31, 2019, the Company is no longer subject to calculating its capital adequacy as a percentage of risk
-
weighted assets under advanced approaches. Prior to December 31, 2019, the Company’s capital adequacy was evaluated against the methodology that was most restrictive.
Tier 1 capital is considered core capital and includes common shareholders’ equity adjusted for the aggregate impact of certain items included in other comprehensive income (loss) (“common equity tier 1 capital”), plus qualifying preferred stock, trust preferred securities and noncontrolling interests in consolidated subsidiaries subject to certain limitations. Total risk-based capital includes Tier 1 capital and other items such as subordinated debt and the allowance for credit losses. Capital measures are stated as a percentage of risk-weighted assets, which are measured based on their perceived credit and operational risks and include certain off-balance
sheet exposures, such as unfunded loan commitments, letters of credit, and derivative contracts. As of December 31, 2019, the Company is subject to leverage ratio requirements under each methodology, which is defined as Tier 1 capital as a percentage of adjusted average assets under the standardized approach and Tier 1 capital as a percentage of total on-
and
off-balance
sheet leverage exposure under the advanced approaches.

The following
tables provide
a summary of the regulatory capital requirements
in effect, along with
the actual
components and
ratios  for the Company and its bank subsidiary
, at December 31, 2019 and 2018
:

	U.S. Bancorp		U.S. Bank National Association
(Dollars in Millions)	2019	2018	2019	2018

Basel III standardized approach:
Common shareholders’ equity	$45,869	$45,045	$48,592	$47,728
Less intangible assets
Goodwill (net of deferred tax liability)	(8,788)	(8,549)	(8,806)	(8,566)
Other disallowed intangible assets	(677)	(601)	(710)	(732)
Other (a)	(691)	(1,171)	38	(112)
Total common equity tier 1 capital	35,713	34,724	39,114	38,318

Qualifying preferred stock	5,984	5,984	–	–
Noncontrolling interests eligible for tier 1 capital	28	36	28	36
Other (b)	(4)	(3)	(4)	(3)
Total tier 1 capital	41,721	40,741	39,138	38,351

Eligible portion of allowance for credit losses	4,491	4,441	4,491	4,441
Subordinated debt and noncontrolling interests eligible for tier 2 capital	3,532	2,996	3,365	3,168
Total tier 2 capital	8,023	7,437	7,856	7,609
Total risk-based capital	$49,744	$48,178	$46,994	$45,960

Risk-weighted assets	$391,269	$381,661	$383,560	$374,299
Common equity tier 1 capital as a percent of risk-weighted assets	9.1%	9.1%	10.2%	10.2%
Tier 1 capital as a percent of risk-weighted assets	10.7	10.7	10.2	10.2
Total risk-based capital as a percent of risk-weighted assets	12.7	12.6	12.3	12.3
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	8.8	9.0	8.4	8.6

Basel III advanced approaches (c) :
Common shareholders’ equity		$45,045		$47,728
Less intangible assets
Goodwill (net of deferred tax liability)		(8,549)		(8,566)
Other disallowed intangible assets		(601)		(732)
Other (a)		(1,171)		(112)
Total common equity tier 1 capital		34,724		38,318

Qualifying preferred stock		5,984		–
Noncontrolling interests eligible for tier 1 capital		36		36
Other (b)		(3)		(3)
Total tier 1 capital		40,741		38,351

Eligible portion of allowance for credit losses		1,399		1,364
Subordinated debt and noncontrolling interests eligible for tier 2 capital		2,996		3,168
Total tier 2 capital		4,395		4,532
Total risk-based capital		$45,136		$42,883

Risk-weighted assets		$295,002		$287,897

Common equity tier 1 capital as a percent of risk-weighted assets		11.8%		13.3%
Tier 1 capital as a percent of risk-weighted assets		13.8		13.3
Total risk-based capital as a percent of risk-weighted assets		15.3		14.9
Tier 1 capital as a percent of total on- and off-balance sheet leverage exposure (total leverage exposure ratio)	7.0%	7.2	6.7%	6.9
(a)
Includes the impact of items included in other comprehensive income (loss), such as unrealized gains (losses) on available-for-sale
securities, accumulated net gains on cash flow hedges, pension liability adjustments, etc., and the portion of deferred tax assets related to net operating loss and tax credit carryforwards not eligible for common equity tier 1 capital.

(b)	Includes the remaining portion of deferred tax assets not eligible for total tier 1 capital.
(c)	Effective December 31, 2019, the Company is no longer subject to calculating its , or its bank subsidiary’s , capital adequacy as a percentage of risk-weighted assets under advanced approaches.

	Minimum (a)	Well- Capitalized
Bank Regulatory Capital Requirements
2019
Common equity tier 1 capital as a percent of risk-weighted assets	7.000%	6.500%
Tier 1 capital as a percent of risk-weighted assets	8.500	8.000
Total risk-based capital as a percent of risk-weighted assets	10.500	10.000
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	4.000	5.000
Tier 1 capital as a percent of total on- and off-balance sheet leverage exposure (total leverage exposure ratio)	3.000	3.000

2018
Common equity tier 1 capital as a percent of risk-weighted assets	6.375%	6.500%
Tier 1 capital as a percent of risk-weighted assets	7.875	8.000
Total risk-based capital as a percent of risk-weighted assets	9.875	10.000
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	4.000	5.000
Tier 1 capital as a percent of total on- and off-balance sheet leverage exposure (total leverage exposure ratio)	3.000	3.000

(a)
The minimum common equity tier 1 capital, tier 1 capital and total risk-based capital ratio requirements reflect a capital conservation buffer requirement of 2.5 percent and 1.875 percent for 2019 and 2018, respectively. Banks and financial services holding companies must maintain minimum capital levels, including a capital conservation buffer requirement, to avoid limitations on capital distributions and certain discretionary compensation payments.

Noncontrolling interests principally represent third
-
party investors’ interests in consolidated entities, including preferred stock of consolidated subsidiaries. During 2006, the Company’s banking subsidiary formed USB Realty Corp., a real estate investment trust, for the purpose of issuing 5,000 shares of
Fixed-to-Floating
Rate Exchangeable
Non-cumulative
Perpetual Series A Preferred Stock with a liquidation preference of $100,000 per share (“Series A Preferred Securities”) to third
-
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
The Series A Preferred Securities will be redeemable, in whole or in part, at the option of USB Realty Corp. on each fifth anniversary after the dividend payment date occurring in January 2012. Any redemption will be subject to the approval of the Office of the Comptroller of the Currency. During 2016, the Company purchased 500 shares of the Series A Preferred Securities held by third
-
party investors
.
 As of December 31, 2019, 4,500 shares of the Series A Preferred Securities remain outstanding.

NOTE 15	Earnings Per Share
The components of earnings per share were:

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2019	2018	2017
Net income attributable to U.S. Bancorp	$6,914	$7,096	$6,218
Preferred dividends	(302)	(282)	(267)
Impact of preferred stock redemption (a)	–	–	(10)
Earnings allocated to participating stock awards	(29)	(30)	(28)

Net income applicable to U.S. Bancorp common shareholders	$6,583	$6,784	$5,913

Average common shares outstanding	1,581	1,634	1,677
Net effect of the exercise and assumed purchase of stock awards	2	4	6

Average diluted common shares outstanding	1,583	1,638	1,683

Earnings per common share	$4.16	$4.15	$3.53
Diluted earnings per common share	$4.16	$4.14	$3.51

(a)
Represents stock issuance costs originally recorded in preferred stock upon the issuance of the Company’s Series G Preferred Stock that were reclassified to retained earnings on the date the Company announced its intent to redeem the outstanding shares.

Options outstanding at December 31, 2019, 2018 and 2017, to purchase 1 million common shares, were not included in the computation of diluted earnings per share for the years ended December 31, 2019, 2018 and 2017, because they were antidilutive.

NOTE 16	Employee Benefits

Employee Retirement Savings Plan
The Company has a defined contribution retirement savings plan that covers substantially all its employees. Qualified employees are allowed to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested at their direction among a variety of investment alternatives. Employee contributions are 100 percent matched by the Company, up to four
percent of each employee’s eligible annual compensation. The Company’s matching contribution vests immediately and is invested in the same manner as each employee’s future contribution elections. Total expense for the Company’s matching contributions was $179 million, $171 million and $156 million in 2019, 2018 and 2017, respectively.
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
The Company’s funding policy is to contribute amounts to its plan sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended by the Pension Protection Act, plus such additional amounts as the Company determines to be appropriate. The Company did no
t
contribute to its qualified pension plan in 2019 and 2018. The Company expects
to contribute
approximately $125 million
to the plan in 2020. Any contributions made to the qualified plan are invested in accordance with established investment policies and asset allocation strategies.
In addition to the funded qualified pension plan, the Company maintains a non-qualified
plan that is unfunded and provides benefits to certain employees. The assumptions used in computing the accumulated benefit obligation, the projected benefit obligation and net pension expense are substantially consistent with those assumptions used for the funded qualified plan. In 2020, the Company expects to contribute approximately

$25 million to its
non-qualified
pension plan which equals the 2020 expected benefit payments.
Postretirement Welfare Plan
In addition to providing pension benefits, the Company provides health care and death benefits to certain former employees who retired prior to January 1, 2014. Employees retiring after December 31, 2013, are not eligible for retiree health care benefits. The Company expects to contribute approximately

$4 million to its postretirement welfare plan in 2020.

The following table summarizes the changes in benefit obligations and plan assets for the years ended December 31, and the funded status and amounts recognized in the Consolidated Balance Sheet at December 31 for the retirement plans:

	Pension Plans		Postretirement Welfare Plan
(Dollars in Millions)	2019	2018	2019	2018

Change In Projected Benefit Obligation (a)
Benefit obligation at beginning of measurement period	$5,507	$5,720	$54	$68
Service cost	192	208	–	–
Interest cost	249	224	2	2
Participants’ contributions	–	–	7	8
Actuarial loss (gain)	1,100	(440)	(4)	(7)
Lump sum settlements	(56)	(50)	–	–
Benefit payments	(163)	(155)	(13)	(18)
Federal subsidy on benefits paid	–	–	1	1
Benefit obligation at end of measurement period (b)	$6,829	$5,507	$47	$54
Change In Fair Value Of Plan Assets (c)
Fair value at beginning of measurement period	$4,936	$5,482	$81	$87
Actual return on plan assets	1,095	(365)	6	–
Employer contributions	26	24	4	5
Participants’ contributions	–	–	6	7
Lump sum settlements	(56)	(50)	–	–
Benefit payments	(163)	(155)	(13)	(18)
Fair value at end of measurement period	$5,838	$4,936	$84	$81
Funded (Unfunded) Status	$(991)	$(571)	$37	$27
Components Of The Consolidated Balance Sheet
Noncurrent benefit asset	$–	$–	$37	$27
Current benefit liability	(25)	(23)	–	–
Noncurrent benefit liability	(966)	(548)	–	–
Recognized amount	$(991)	$(571)	$37	$27
Accumulated Other Comprehensive Income (Loss), Pretax
Net actuarial gain (loss)	$(2,271)	$(1,981)	$68	$66
Net prior service credit (cost)	–	–	14	18
Recognized amount	$(2,271)	$(1,981)	$82	$84

(a)	The increase and the decrease in the projected benefit obligation for 2019 and 2018, respectively, were primarily due to discount rate changes.

(b)	At December 31, 2019 and 2018, the accumulated benefit obligation for all pension plans was $6.2 billion and $5.0 billion.

(c)	The increase and the decrease in the fair value of plan assets for 2019 and 2018, respectively, were primary due to market conditions.

The following table provides information for pension plans with benefit obligations in excess of plan assets at December 31:

(Dollars in Millions)	2019	2018
Pension Plans with Projected Benefit Obligations in Excess of Plan Assets
Projected benefit obligation	$6,829	$5,507
Fair value of plan assets	5,838	4,936
Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets
Accumulated benefit obligation	$553	$467
Fair value of plan assets	–	–

The following table sets forth the components of net periodic benefit cost and other amounts recognized in accumulated other comprehensive income (loss) for the years ended December 31 for the retirement plans:

	Pension Plans			Postretirement Welfare Plan
(Dollars in Millions)	2019	2018	2017	2019	2018	2017

Components Of Net Periodic Benefit Cost
Service cost	$192	$208	$187	$–	$–	$–
Interest cost	249	224	220	2	2	2
Expected return on plan assets	(383)	(379)	(284)	(3)	(3)	(3)
Prior service cost (credit) and transition obligation (asset) amortization	–	–	(2)	(3)	(3)	(3)
Actuarial loss (gain) amortization	98	146	127	(6)	(6)	(5)
Net periodic benefit cost	$156	$199	$248	$(10)	$(10)	$(9)
Other Changes In Plan Assets And Benefit Obligations
Recognized In Other Comprehensive Income (Loss)
Net actuarial gain (loss) arising during the year	$(388)	$(305)	$(48)	$7	$3	$7
Net actuarial loss (gain) amortized during the year	98	146	127	(6)	(6)	(5)
Net prior service cost (credit) and transition obligation (asset) amortized during the year	–	–	(2)	(3)	(3)	(3)
Total recognized in other comprehensive income (loss)	$(290)	$(159)	$77	$(2)	$(6)	$(1)
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$(446)	$(358)	$(171)	$8	$4	$8

The following table sets forth weighted
-
average assumptions used to determine the projected benefit obligations at December 31:

	Pension Plans		Postretirement Welfare Plan
(Dollars in Millions)	2019	2018	2019	2018
Discount rate (a)	3.40%	4.45%	2.80%	4.05%
Cash balance interest crediting rate	3.00	3.00	*	*
Rate of compensation increase (b)	3.56	3.52	*	*
Health care cost trend rate (c)
Prior to age 65			6.25%	6.50%
After age 65			6.25%	10.00%

(a)
The discount rates were developed using a cash flow matching bond model with a modified duration for the qualified pension plan, non-qualified
pension plan and postretirement welfare plan of 15.8, 12.3, and 6.1 years, respectively, for 2019, and 14.7, 11.5 and 5.9 years, respectively, for 2018.

(b)	Determined on an active liability-weighted basis.

(c)	The 2019 and 2018 pre-65 and post-65 rates are both assumed to decrease gradually to 5.00 percent by 2025 and remain at this level thereafter.

*	Not applicable

The following table sets forth weighted
-
average assumptions used to determine net periodic benefit cost for the years ended December 31:

	Pension Plans			Postretirement Welfare Plan
(Dollars in Millions)	2019	2018	2017	2019	2018	2017
Discount rate (a)	4.45%	3.84%	4.27%	4.05%	3.34%	3.57%
Cash balance interest crediting rate	3.00	3.00	3.00	*	*	*
Expected return on plan assets (b)	7.25	7.25	7.25	3.50	3.50	3.50
Rate of compensation increase (c)	3.52	3.56	3.58	*	*	*
Health care cost trend rate (d)
Prior to age 65				6.50%	6.75%	7.00%
After age 65				10.00	6.75	7.00

(a)
The discount rates were developed using a cash flow matching bond model with a modified duration for the qualified pension plan, non-qualified
pension plan and postretirement welfare plan of 14.7, 11.5, and 5.9 years, respectively, for 2019, and 15.8, 12.3 and 6.1 years, respectively, for 2018.

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

(c)	Determined on an active liability weighted basis.

(d)	The 2019, 2018 and 2017 pre-65 and post-65 rates are both assumed to decrease gradually to 5.00 percent by 2025 and remain at that level thereafter.

*	Not applicable

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
At December 31, 2019 and 2018, plan assets included an asset management arrangement with
a
related party totaling $57 million and $52 million, respectively.
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
-
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

The following table summarizes plan investment assets measured at fair value at December 31:

	Qualified Pension Plan								Postretirement Welfare Plan
	2019				2018				2019	2018
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 1
Cash and cash equivalents	$58	$–	$–	$58	$54	$–	$–	$54	$40	$42
Debt securities	727	1,073	–	1,800	631	904	–	1,535	–	–
Corporate s tock
Real estate equity securities (a)	–	–	–	–	109	–	–	109	–	–
Mutual funds
Debt securities	–	304	–	304	–	295	–	295	–	–
Emerging markets equity securities	–	136	–	136	–	113	–	113	–	–
Other	–	–	3	3	–	–	3	3	–	–
	$785	$1,513	$3	2,301	$794	$1,312	$3	2,109	40	42
Plan investment assets not classified in fair value hierarchy (b) :
Collective investment funds
Domestic equity securities				1,328				1,183	27	24
Mid-small cap equity securities (c)				323				340	–	–
International equity securities				752				643	17	15
Real e state securities				547				146	–	–
Hedge funds (d)				283				290	–	–
Private equity funds (e)				304				225	–	–
Total plan investment assets at fair value				$5,838				$4,936	$84	$81

(a)	At December 31, 2018, securities included $ 56 million in domestic equities and $ 53 million in international equities.

(b)	These investments are valued based on net asset value per share as a practical expedient; fair values are provided to reconcile to total investment assets of the plans at fair value.

(c)	At December 31, 2019 and 2018, securities included $ 323 million and $ 340 million in domestic equities, respectively.

(d)	This category consists of several investment strategies diversified across several hedge fund managers.

(e)	This category consists of several investment strategies diversified across several private equity fund managers.

The following table summarizes the changes in fair value for qualified pension plan investment assets measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31:

	2019	2018	2017
(Dollars in Millions)	Other	Other	Other
Balance at beginning of period	$3	$2	$1
Unrealized gains (losses) relating to assets still held at end of year	–	–	–
Purchases, sales, and settlements, net	–	1	1
Balance at end of period	$3	$3	$2

The following benefit payments are expected to be paid from the retirement plans for the years ended December 31:

(Dollars in Millions)	Pension Plans	Postretirement Welfare Plan (a)	Medicare Part D Subsidy Receipts
2020	$233	$7	$1
2021	254	6	1
2022	267	6	1
2023	294	6	1
2024	306	5	1
2025-2029	1,811	19	2

(a)	Net of expected retiree contributions and before Medicare Part D subsidy.

NOTE 17	Stock-Based Compensation

As part of its employee and director compensation programs, the Company currently may grant certain stock awards under the provisions of its stock incentive plan. The plan provides for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant. Option grants are generally exercisable up to ten years from the date of grant. In addition, the plan provides for grants of shares of common stock or stock units that are subject to restriction on transfer prior to vesting. Most stock and unit awards vest over three to five years and are subject to forfeiture if certain vesting requirements are not met. Stock incentive plans of acquired companies are generally terminated at the merger closing dates. Participants under such plans receive the Company’s common stock, or options to buy the Company’s common stock, based on the conversion terms of the various merger agreements. At December 31, 2019, there were 32 million shares (subject to adjustment for forfeitures) available for grant under the Company’s stock incentive plan.

Stock Option Awards
The following is a summary of stock options outstanding and exercised under prior and existing stock incentive plans of the Company:

Year Ended December 31	Stock Options/Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)

2019
Number outstanding at beginning of period	9,115,010	$34.52
Granted (a)	—	—
Exercised	(3,333,467)	26.36
Cancelled (b)	(63,287)	36.74

Number outstanding at end of period (c)	5,718,256	$39.25	4.4	$115
Exercisable at end of period	4,869,805	$37.67	4.0	$105

2018
Number outstanding at beginning of period	12,668,467	$32.15
Granted (a)	—	—
Exercised	(3,443,494)	25.41
Cancelled (b)	(109,963)	46.72

Number outstanding at end of period (c)	9,115,010	$34.52	4.3	$102
Exercisable at end of period	7,372,036	$31.61	3.5	$104

2017
Number outstanding at beginning of period	17,059,241	$29.95
Granted	1,066,188	54.97
Exercised	(5,389,741)	29.58
Cancelled (b)	(67,221)	43.31

Number outstanding at end of period (c)	12,668,467	$32.15	4.5	$272
Exercisable at end of period	9,647,937	$27.87	3.3	$248

(a)	The Company did not grant any stock option awards during 2019 and 2018.

(b)	Options cancelled include both non-vested (i.e., forfeitures) and vested options.

(c)	Outstanding options include stock-based awards that may be forfeited in future periods. The impact of the estimated forfeitures is reflected in compensation expense.

Stock-based compensation expense is based on the estimated fair value of the award at the date of grant or modification. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model, requiring the use of subjective assumptions. Because employee stock options have characteristics that differ from those of traded options, including vesting provisions and trading limitations that impact their liquidity, the determined value used to measure compensation expense may vary from the actual fair value of the employee stock options. The following table includes the weighted-average estimated fair value of stock options granted and the assumptions utilized by the Company for newly issued grants for the year ended December 31, 2017:

Year Ended December 31	2017
Estimated fair value	$14.66
Risk-free interest rates	2.0%
Dividend yield	2.6%
Stock volatility factor	.35
Expected life of options (in years)	5.5

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

The following summarizes certain stock option activity of the Company:

Year Ended December 31 (Dollars in Millions)	2019	2018	2017
Fair value of options vested	$10	$14	$13
Intrinsic value of options exercised	95	97	127
Cash received from options exercised	88	87	159
Tax benefit realized from options exercised	24	24	49

To satisfy option exercises, the Company predominantly uses treasury stock.
Additional information regarding stock options outstanding as of December 31, 2019, is as follows:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Shares	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
$23.36—$25.00	236,661	.2	$23.82	236,661	$23.82
$25.01—$30.00	1,277,726	1.8	28.65	1,277,726	28.65
$30.01—$35.00	537,881	3.1	33.98	537,881	33.98
$35.01—$40.00	1,251,397	6.1	39.49	885,968	39.49
$40.01—$45.00	1,454,651	4.7	42.42	1,454,068	42.43
$45.01—$50.00	—	—	—	—	—
$50.01—$55.01	959,940	7.1	54.97	477,501	54.97
	5,718,256	4.4	$39.25	4,869,805	$37.67

Restricted Stock and Unit Awards
A summary of the status of the Company’s restricted shares of stock and unit awards is presented below:

	2019		2018		2017
Year Ended December 31	Shares	Weighted- Average Grant- Date Fair Value	Shares	Weighted- Average Grant- Date Fair Value	Shares	Weighted- Average Grant- Date Fair Value
Outstanding at beginning of period	6,719,298	$48.17	7,446,955	$44.49	8,265,507	$39.50
Granted	3,519,474	50.45	3,213,023	55.03	2,850,927	54.45
Vested	(3,270,778)	48.69	(3,373,323)	46.42	(3,295,376)	40.66
Cancelled	(361,161)	50.55	(567,357)	49.07	(374,103)	43.91
Outstanding at end of period	6,606,833	$48.99	6,719,298	$48.17	7,446,955	$44.49

The total fair value of shares vested was $175 million, $182 million and $180 million for the years ended December 31, 2019, 2018 and 2017, respectively. Stock-based compensation expense was $178 million, $174 million and $163 million for the years ended December 31, 2019, 2018 and 2017, respectively. On an after-tax
basis, stock-based compensation was $133 million, $130 million and $101 million for the years ended
December 31, 2019, 2018 and 2017, respectively. As of December 31, 2019, there was $143 million of total unrecognized compensation cost related to nonvested share-based arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 1.7 years as compensation expense.

NOTE 18	Income Taxes
The components of income tax expense were:

Year Ended December 31 (Dollars in Millions)	2019	2018	2017

Federal
Current	$1,162	$1,287	$2,086
Deferred	166	(148)	(1,180)

Federal income tax	1,328	1,139	906

State
Current	379	395	201
Deferred	(59)	20	157

State income tax	320	415	358

Total income tax provision	$1,648	$1,554	$1,264

A reconciliation of expected income tax expense at the federal statutory rate of 21 percent for 2019 and 2018 and 35 percent for 2017 to the Company’s applicable income tax expense follows:

Year Ended December 31 (Dollars in Millions)	2019	2018	2017
Tax at statutory rate	$1,805	$1,822	$2,631
State income tax, at statutory rates, net of federal tax benefit	355	352	281
Tax effect of
Revaluation of tax related assets and liabilities (a)	—	—	(910)
Tax credits and benefits, net of related expenses	(424)	(513)	(774)
Tax-exempt income	(120)	(130)	(200)
Nondeductible legal and regulatory expenses	23	52	213
Other items (b)	9	(29)	23

Applicable income taxes	$1,648	$1,554	$1,264

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

A reconciliation of the changes in the federal, state and foreign un certain
tax position balances are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2019	2018	2017
Balance at beginning of period	$335	$287	$302
Additions for tax positions taken in prior years	168	93	3
Additions for tax positions taken in the current year	6	10	9
Exam resolutions	(62)	(51)	(23)
Statute expirations	(15)	(4)	(4)

Balance at end of period	$432	$335	$287

The total amount of un
certain
tax positions that, if recognized, would impact the effective income tax rate as of December 31, 2019, 2018 and 2017, were $274 million, $273 million and $265 million, respectively. The Company classifies interest and penalties related to un certain
tax positions as a component of income tax expense. At December 31, 2019, the Company’s un certain
tax position balance included $35 million of accrued interest and penalties. During the years ended December 31,

2019, 2018 and 2017 the Company recorded approximately $7 million, $(25) million and $16 million, respectively, in interest and penalties on uncertain tax positions.
Deferred income tax assets and liabilities reflect the tax effect of estimated temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The significant components of the Company’s net deferred tax asset (liability) follows:

At December 31 (Dollars in Millions)	201 9	2018

Deferred Tax Assets
Federal, state and foreign net operating loss and credit carryforwards	$2,592	$2,699
Allowance for credit losses	1,155	1,141
Accrued expenses	485	508
Obligation for operating leases	328	—
Pension and postretirement benefits	193	85
Partnerships and other investment assets	91	69
Stock compensation	78	79
Fixed assets	2	58
Securities available-for-sale and financial instruments	—	278
Other deferred tax assets, net	257	268

Gross deferred tax assets	5,181	5,185

Deferred Tax Liabilities
Leasing activities	(2,700)	(2,652)
Goodwill and other intangible assets	(763)	(703)
Mortgage servicing rights	(546)	(642)
Right of use assets	(282)	—
Loans	(139)	(168)
Securities available-for-sale and financial instruments	(111)	—
Other deferred tax liabilities, net	(131)	(102)

Gross deferred tax liabilities	(4,672)	(4,267)
Valuation allowance	(127)	(109)

Net Deferred Tax Asset	$382	$809

The Company has approximately $2.0 billion of federal, state and foreign net operating loss carryforwards which expire at various times beginning in 2020. A substantial portion of these carryforwards relate to state-only net operating losses, which are subject to a full valuation allowance as they are not expected to be realized within the carryforward period. Management has determined it is more likely than not the other net deferred tax assets could be realized through carry back to taxable income in prior years, future reversals of existing taxable temporary differences and future taxable income.
In addition, the Company has $2.5 billion of federal credit carryforwards which expire at various times through 2039 which are not subject to a valuation allowance as management believes that it is more likely than not that the credits will be utilized within the carryforward period.

At December 31, 2019, retained earnings included approximately $102 million of base year reserves of acquired thrift institutions, for which no deferred federal income tax liability has been recognized. These base year reserves would be recaptured if certain subsidiaries of the Company cease to qualify as a bank for federal income tax purposes. The base year reserves also remain subject to income tax penalty provisions that, in general, require recapture upon certain stock redemptions of, and excess distributions to, stockholders.

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
Cash Flow Hedges
These derivatives are interest rate swaps the Company uses to hedge the forecasted cash flows from its underlying variable-rate debt. Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income (loss) until the cash flows of the hedged items are realized. If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in other comprehensive income (loss) is reported in earnings immediately, unless the forecasted transaction is at least reasonably possible of occurring, whereby the amounts remain within other comprehensive income (loss). At December 31, 2019, the Company had $51 million
(net-of-tax)
of realized and unrealized
losses
on derivatives classified as cash flow hedges recorded in other comprehensive income (loss), compared with $112 million
(net-of-tax)
of realized and unrealized gains at December 31,
2018. The estimated amount to be reclassified from other
comprehensive income (loss) into earnings during the next 12 months is a loss
of $32 million
(net-of-tax).
All cash flow hedges were highly effective for the year ended December 31, 2019.
Net Investment Hedges
 The Company uses forward commitments to sell specified amounts of certain foreign currencies, and non-derivative
debt instruments, to hedge the volatility of its net investment in foreign operations driven by fluctuations in foreign currency exchange rates. The carrying amount of non-derivative
debt instruments designated as net investment hedges was $1.3 billion at December 31, 2019, compared with $1.1 billion at December 31, 2018.
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
and preferred
shares of Visa Inc. Refer to Note 21 for further information on these swap agreements.

The following table summarizes the asset and liability management derivative positions of the Company:

	Asset Derivatives			Liability Derivatives
(Dollars in Millions)	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years

December 31, 2019
Fair value hedges
Interest rate contracts
Receive fixed/pay floating swaps	$18,300	$–	3.89	$4,900	$–	3.49
Cash flow hedges
Interest rate contracts
Pay fixed/receive floating swaps	1,532	–	6.06	7,150	10	2.11
Net investment hedges
Foreign exchange forward contracts	–	–	–	287	3	.04
Other economic hedges
Interest rate contracts
Futures and forwards
Buy	5,409	17	.08	5,477	11	.07
Sell	16,333	13	.81	8,113	25	.03
Options
Purchased	10,180	79	2.97	–	–	–
Written	1,270	30	.08	4,238	81	2.07
Receive fixed/pay floating swaps	4,408	–	5.99	5,316	–	13.04
Pay fixed/receive floating swaps	1,259	–	5.67	4,497	–	6.03
Foreign exchange forward contracts	113	1	.05	467	6	.04
Equity contracts	128	2	.45	20	–	1.06
Other (a)	34	–	.01	1,823	165	2.45
Total	$58,966	$142		$42,288	$301

December 31, 2018
Cash flow hedges
Interest rate contracts
Pay fixed/receive floating swaps	$7,422	$8	3.11	$4,320	$–	1.77
Net investment hedges
Foreign exchange forward contracts	209	5	.05	223	1	.05
Other economic hedges
Interest rate contracts
Futures and forwards
Buy	2,839	27	.07	1,140	5	.05
Sell	994	3	.06	13,968	30	.72
Options
Purchased	5,080	88	10.77	–	–	–
Written	584	16	.09	3	–	.09
Receive fixed/pay floating swaps	3,605	–	14.80	4,333	–	6.97
Pay fixed/receive floating swaps	4,333	–	6.97	1,132	–	7.64
Foreign exchange forward contracts	549	7	.03	75	1	.05
Equity contracts	19	1	.82	104	2	.45
Other (a)	1	–	.01	1,458	84	1.50
Total	$25,635	$155		$26,756	$123

(a)
Includes derivative liability swap agreements related to the sale of a portion of the Company’s Class B common and preferred
shares of Visa Inc. The Visa swap agreements had a total notional value, fair value and weighted-average remaining maturity of $
1.8
 billion, $
165
 million and
2.50
years at December 31, 2019, respectively, compared to $
1.5
 billion, $
84
 million and 1.50 years at December 31, 2018, respectively. In addition, includes short-term underwriting purchase and sale commitments with total asset and liability notional values of $
34
 million at December 31, 2019, and $
1
 million at December 31, 2018.

The following table summarizes the customer-related derivative positions of the Company:

	Asset Derivatives			Liability Derivatives
(Dollars in Millions)	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years

December 31, 2019
Interest rate contracts
Receive fixed/pay floating swaps	$108,560	$1,865	4.83	$31,544	$88	3.83
Pay fixed/receive floating swaps	28,150	30	3.83	101,078	753	4.55
Other (a)	6,895	1	3.45	6,218	2	2.98
Options
Purchased	46,406	43	2.06	12,804	47	1.25
Written	6,901	49	1.93	49,741	41	1.82
Futures
Buy	894	–	.21	–	–	–
Sell	3,874	1	1.18	1,995	–	1.04
Foreign exchange rate contracts
Forwards, spots and swaps	36,350	748	.97	36,671	729	1.07
Options
Purchased	1,354	17	.54	–	–	–
Written	–	–	–	1,354	17	.54
Credit contracts	2,879	1	3.28	7,488	5	4.33
Total	$242,263	$2,755		$248,893	$1,682

December 31, 2018
Interest rate contracts
Receive fixed/pay floating swaps	$42,054	$754	6.73	$60,731	$456	4.32
Pay fixed/receive floating swaps	60,970	288	3.90	40,499	420	6.57
Other (a)	5,777	2	3.77	6,496	2	2.72
Options
Purchased	41,711	51	1.54	1,940	30	1.98
Written	2,060	32	2.07	39,538	51	1.44
Futures
Buy	460	–	1.58	–	–	–
Sell	–	–	–	6,190	1	.59
Foreign exchange rate contracts
Forwards, spots and swaps	26,210	681	.91	25,571	663	.88
Options
Purchased	2,779	47	.75	–	–	–
Written	–	–	–	2,779	47	.75
Credit contracts	2,318	–	3.50	4,923	2	4.04
Total	$184,339	$1,855		$188,667	$1,672

(a)	Primarily represents floating rate interest rate swaps that pay based on differentials between specified interest rate indexes.

12 0

The table below shows the effective portion of the gains (losses) recognized in other comprehensive income (loss) and the gains (losses) reclassified from other comprehensive income (loss) into earnings
(net-of-tax)
for the years ended December 31:

	Gains (Losses) Recognized in Other Comprehensive Income (Loss)			Gains (Losses) Reclassified from Other Comprehensive Income (Loss) into Earnings
(Dollars in Millions)	2019	2018	2017	2019	2018	2017

Asset and Liability Management Positions
Cash flow hedges
Interest rate contracts	$(171)	$29	$(3)	$(8)	$3	$(19)
Net investment hedges
Foreign exchange forward contracts	3	39	(56)	–	–	–
Non-derivative debt instruments	13	32	(46)	–	–	–

Note: The Company does not exclude components from effectiveness testing for cash flow and net investment hedges.

The table below shows the effect of fair value and cash flow hedge accounting on the Consolidated Statement of Income for the years ended December 31:

	Other Noninterest Income			Interest Expense
(Dollars in Millions)	2019	2018	2017	2019	2018	2017
Total amount of income and expense line items presented in the Consolidated Statement of Income in which the effects of fair value or cash flow hedges are recorded	$926	$910	$774	$4,442	$3,254	$1,966

Asset and Liability Management Positions
Fair value hedges
Interest rate contract derivatives	–	–	(28)	(44)	5	–
Hedged items	–	–	28	44	(5)	–
Cash Flow hedges
Interest rate contract derivatives	–	–	–	11	(5)	30

Note: The Company does not exclude components from effectiveness testing for fair value and cash flow hedges. The Company did not reclassify gains or losses into earnings as a result of the discontinuance of cash flow hedges during the years ended December 31, 2019, 2018 and 2017.
The table below shows cumulative hedging adjustments and the carrying amount of assets (liabilities) designated in fair value hedges:

	Carrying Amount of the Hedged Assets (Liabilities)		Cumulative Hedging Adjustment (a)
At December 31 (Dollars in Millions)	2019	2018	2019	2018

Line Item in the Consolidated Balance Sheet
Long-term Debt	$23,195	$–	$35	$(27)

(a)	The cumulative hedging adjustment related to discontinued hedging relationships at December 31, 2019 and 2018 was $(7) million and $(27) million, respectively.

12 1

The table below shows the gains (losses) recognized in earnings for other economic hedges and the customer-related positions for the years ended December 31:

(Dollars in Millions)	Location of Gains (Losses) Recognized in Earnings	2019	2018	2017

Asset and Liability Management Positions
Other economic hedges
Interest rate contracts
Futures and forwards	Mortgage banking revenue	$34	$110	$24
Purchased and written options	Mortgage banking revenue	432	188	237
Swaps	Mortgage banking revenue	316	(111)	35
Foreign exchange forward contracts	Other noninterest income	(24)	39	(69)
Equity contracts	Compensation expense	–	(4)	1
Other	Other noninterest income	(140)	2	(1)

Customer-Related Positions
Interest rate contracts
Swaps	Commercial products revenue	82	47	67
Purchased and written options	Commercial products revenue	10	2	(24)
Futures	Commercial products revenue	(5)	9	(3)
Foreign exchange rate contracts
Forwards, spots and swaps	Commercial products revenue	82	84	92
Purchased and written options	Commercial products revenue	1	–	2
Credit contracts	Commercial products revenue	(18)	2	3

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
The Company’s collateral arrangements are predominately bilateral and, therefore, contain provisions that require collateralization of the Company’s net liability derivative positions. Required collateral coverage is based on net liability thresholds and may be contingent upon the Company’s credit rating from two of the nationally recognized statistical rating organizations. If the Company’s credit rating were to fall below credit ratings thresholds established in the collateral arrangements, the counterparties to the derivatives could request immediate additional collateral coverage up to and including full collateral coverage for derivatives in a net liability position. The aggregate fair value of all derivatives under collateral arrangements that were in a net liability position at December 31, 2019, was $717 million. At December 31, 2019, the Company had $514 million of cash posted as collateral against this net liability position.

12 2

NOTE 20	Netting Arrangements for Certain Financial Instruments and Securities Financing
Activities

The Company’s derivative portfolio consists of bilateral over-the-counter trades, certain interest rate derivatives and credit contracts required to be centrally cleared through clearinghouses per current regulations, and exchange-traded positions which may include U.S. Treasury and Eurodollar futures or options on U.S. Treasury futures. Of the Company’s $592.4 billion total notional amount of derivative positions at December 31
, 2019
, $299.4 billion related to bilateral over-the-counter trades, $272.4 billion related to those centrally cleared through clearinghouses and $20.6 billion related to those that were exchange-traded. The Company’s derivative contracts typically include offsetting rights (referred to as netting arrangements), and depending on expected volume, credit risk, and counterparty preference, collateral maintenance may be required. For all derivatives under collateral support arrangements, fair value is determined daily and, depending on the collateral maintenance requirements, the Company and a counterparty may receive or deliver collateral, based upon the net fair value of all derivative positions between the Company and the counterparty. Collateral is typically cash, but securities may be allowed under collateral arrangements with certain counterparties. Receivables and payables related to cash collateral are included in other assets and other liabilities on the Consolidated Balance Sheet, along with the related derivative asset and liability fair values. Any securities pledged to counterparties as collateral remain on the Consolidated Balance Sheet. Securities received from counterparties as collateral are not recognized on the Consolidated Balance Sheet, unless the counterparty defaults. In general, securities used as collateral can be sold, repledged or otherwise used by the party in possession. No restrictions exist on the use of cash collateral by either party. Refer to Note 19 for further discussion of the Company’s derivatives, including collateral arrangements.
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

12 3

The following table summarizes the maturities by category of collateral pledged for repurchase agreements and securities loaned transactions:

(Dollars in Millions)	Overnight and Continuous	Less Than 30 Days	30-89 Days	Greater Than 90 Days	Total

December 31, 2019
Repurchase agreements
U.S. Treasury and agencies	$289	$—	$—	$—	$289
Residential agency mortgage-backed securities	266	—	—	—	266
Corporate debt securities	610	—	—	—	610
Total repurchase agreements	1,165	—	—	—	1,165
Securities loaned
Corporate debt securities	50	—	—	—	50
Total securities loaned	50	—	—	—	50
Gross amount of recognized liabilities	$1,215	$—	$—	$—	$1,215

December 31, 2018
Repurchase agreements
U.S. Treasury and agencies	$134	$—	$—	$—	$134
Residential agency mortgage-backed securities	565	—	945	470	1,980
Corporate debt securities	480	—	—	—	480
Total repurchase agreements	1,179	—	945	470	2,594
Securities loaned
Corporate debt securities	227	—	—	—	227
Total securities loaned	227	—	—	—	227
Gross amount of recognized liabilities	$1,406	$—	$945	$470	$2,821

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

The following tables provide information on the Company’s netting adjustments, and items not offset on the Consolidated Balance Sheet but available for offset in the event of default:

	Gross Recognized Assets	Gross Amounts Offset on the Consolidated Balance Sheet (a)	Net Amounts Presented on the Consolidated Balance Sheet	Gross Amounts Not Offset on the Consolidated Balance Sheet
(Dollars in Millions)				Financial Instruments (b)	Collateral Received (c)	Net Amount

December 31, 2019
Derivative assets (d)	$2,857	$(982)	$1,875	$(80)	$(116)	$1,679
Reverse repurchase agreements	1,021	—	1,021	(152)	(869)	—
Securities borrowed	1,624	—	1,624	—	(1,569)	55
Total	$5,502	$(982)	$4,520	$(232)	$(2,554)	$1,734

December 31, 2018
Derivative assets (d)	$1,987	$(942)	$1,045	$(106)	$(16)	$923
Reverse repurchase agreements	205	—	205	(114)	(91)	—
Securities borrowed	1,069	—	1,069	—	(1,039)	30
Total	$3,261	$(942)	$2,319	$(220)	$(1,146)	$953

(a)	Includes $429 million and $236 million of cash collateral related payables that were netted against derivative assets at December 31, 2019 and 2018, respectively.

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

(c)	Includes the fair value of securities received by the Company from the counterparty. These securities are not included on the Consolidated Balance Sheet unless the counterparty defaults.

(d)	Excludes $40 million and $23 million at December 31, 2019 and 2018, respectively, of derivative assets not subject to netting arrangements.

124

	Gross Recognized Liabilities	Gross Amounts Offset on the Consolidated Balance Sheet (a)	Net Amounts Presented on the Consolidated Balance Sheet	Gross Amounts Not Offset on the Consolidated Balance Sheet
(Dollars in Millions)				Financial Instruments (b)	Collateral Pledged (c)	Net Amount

December 31, 2019
Derivative liabilities (d)	$1,816	$(1,067)	$749	$(80)	$–	$669
Repurchase agreements	1,165	–	1,165	(152)	(1,012)	1
Securities loaned	50	–	50	–	(49)	1
Total	$3,031	$(1,067)	$1,964	$(232)	$(1,061)	$671

December 31, 2018
Derivative liabilities (d)	$1,710	$(946)	$764	$(106)	$–	$658
Repurchase agreements	2,594	–	2,594	(114)	(2,480)	–
Securities loaned	227	–	227	–	(224)	3
Total	$4,531	$(946)	$3,585	$(220)	$(2,704)	$661

(a)	Includes $514 million and $240 million of cash collateral related receivables that were netted against derivative liabilities at December 31, 2019 and 2018, respectively.

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

(c)	Includes the fair value of securities pledged by the Company to the counterparty. These securities are included on the Consolidated Balance Sheet unless the Company defaults.

(d)	Excludes $167 million and $85 million at December 31, 2019 and 2018, respectively, of derivative liabilities not subject to netting arrangements.

NOTE 21	Fair Values of Assets and Liabilities

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
The Company groups its assets and liabilities measured at fair value into a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value. This hierarchy is based on whether the valuation inputs are observable or unobservable. These levels are:

–	Level 1—Quoted prices in active markets for identical assets or liabilities. Level 1 includes U.S. Treasury securities, as well as exchange-traded instruments.

–	Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 includes debt securities that are traded less frequently than exchange-traded instruments and which are typically valued using third
-
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

–	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category includes MSRs and certain derivative contracts.

Valuation Methodologies
The valuation methodologies used by the Company to measure financial assets and liabilities at fair value are described below. In addition, the following section includes an indication of the level of the fair value hierarchy in which the assets or liabilities are classified. Where appropriate, the descriptions include information about the valuation models and key inputs to those models. During the years ended December 31, 2019, 2018 and 2017, there were no significant changes to the valuation techniques used by the Company to measure fair value.

125

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
-
party pricing service. Level 2 investment securities are predominantly agency mortgage-backed securities, certain other asset-backed securities, obligations of state and political subdivisions and agency debt securities.
Mortgage Loans Held For Sale
 MLHFS measured at fair value, for which an active secondary market and readily available market prices exist, are initially valued at the transaction price and are subsequently valued by comparison to instruments with similar collateral and risk profiles. MLHFS are classified within Level 2. Included in mortgage banking revenue was a net gain of $73 million, a net loss of $60 million and a net gain of $84 million for the years ended December 31, 2019, 2018 and 2017, respectively, from the changes to fair value of these MLHFS under fair value option accounting guidance. Changes in fair value due to instrument specific credit risk were immaterial. Interest income for MLHFS is measured based on contractual interest rates and reported as interest income on the Consolidated Statement of Income. Electing to measure MLHFS at fair value reduces certain timing differences and better matches changes in fair value of these assets with changes in the value of the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting.
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
Derivatives
The majority of derivatives held by the Company are executed over-the-counter
or centrally cleared through clearinghouses and are valued using market standard cash flow valuation techniques. The models incorporate inputs, depending on the type of derivative, including interest rate curves, foreign exchange rates and volatility. All derivative values incorporate an assessment of the risk of counterparty nonperformance, measured based on the Company’s evaluation of credit risk including external assessments of credit risk. The Company monitors and manages its nonperformance risk by considering its ability to net derivative positions under master netting arrangements, as well as collateral received or provided under collateral arrangements. Accordingly, the Company has elected to measure the fair value of derivatives, at a counterparty level, on a net basis. The majority of the derivatives are classified within Level 2 of the fair value hierarchy, as the significant inputs to the models, including nonperformance risk, are observable. However, certain derivative transactions are with counterparties where risk of nonperformance cannot be observed in the market and, therefore, the credit valuation adjustments result in these derivatives being classified within Level 3 of the fair value hierarchy.
The Company also has other derivative contracts that are created through its operations, including commitments to purchase and originate mortgage loans and swap agreements executed in conjunction with the sale of a portion of its Class B common and preferred shares of Visa Inc. (the “Visa swaps”). The mortgage loan commitments are valued by pricing models that include market observable and unobservable inputs, which result in the commitments being classified within Level 3 of the fair value hierarchy. The unobservable inputs include assumptions about the percentage of commitments that actually become a closed loan and the MSR value that is inherent in the underlying loan value. The Visa swaps require payments by either the Company or the purchaser of the Visa Inc. Class B common and preferred shares when there are changes in the conversion rate of the Visa Inc. Class B common and preferred shares to Visa Inc. Class A common and preferred shares, respectively, as well as quarterly payments to the purchaser based on specified terms of the agreements. Management reviews and updates the Visa swaps fair value in conjunction with its review of Visa Inc. related litigation contingencies, and the associated escrow funding. The expected litigation resolution impacts the Visa Inc. Class B common share to Visa Inc. Class A common share conversion rate, as well as the ultimate termination date for the Visa swaps. Accordingly, the Visa swaps are classified within Level 3. Refer to Note 22 for further information on the Visa Inc. restructuring and related card association litigation.
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
-
party appraisal or broker price opinions, and are classified as Level 3 due to the significant judgment involved.

1 26

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

The following table shows the significant valuation assumption ranges for MSRs at December 31, 2019:

	Minimum	Maximum	Weighted Average (a)
Expected prepayment	9%	22%	12%
Option adjusted spread	6	10	7

(a)	Determined based on the relative fair value of the related mortgage loans serviced.

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

The following table shows the significant valuation assumption ranges for the Company’s derivative commitments to purchase and originate mortgage loans at December 31, 2019:

	Minimum	Maximum	Weighted Average (a)
Expected loan close rate	12%	100%	78%
Inherent MSR value (basis points per loan)	56	221	130

(a)	Determined based on the relative fair value of the related mortgage loans.

The significant unobservable input used in the fair value measurement of certain of the Company’s asset/liability and customer-related derivatives is the credit valuation adjustment related to the risk of counterparty nonperformance. A significant increase in the credit valuation adjustment would have resulted in a lower fair value measurement. A significant decrease in the credit valuation adjustment would have resulted in a higher fair value measurement. The credit valuation adjustment is impacted by changes in market rates, volatility, market implied credit spreads, and loss recovery rates, as well as the Company’s assessment of the counterparty’s credit position. At December 31, 2019, the minimum, maximum and weighted
-
average credit valuation adjustment as a percentage of the
derivative contract fair value prior to adjustment was 0 percent, 671 percent and 1 percent, respectively.
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

1 2 7

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis:

(Dollars in Millions)	Level 1	Level 2	Level 3	Netting	Total
December 31, 2019
Available-for-sale securities
U.S. Treasury and agencies	$18,986	$853	$–	$–	$19,839
Mortgage-backed securities
Residential agency	–	94,111	–	–	94,111
Commercial agency	–	1,453	–	–	1,453
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	–	–	1	–	1
Other	–	375	7	–	382
Obligations of state and political subdivisions	–	6,813	1	–	6,814
Obligations of foreign governments	–	9	–	–	9
Corporate debt securities	–	4	–	–	4
Total available-for-sale	18,986	103,618	9	–	122,613
Mortgage loans held for sale	–	5,533	–	–	5,533
Mortgage servicing rights	–	–	2,546	–	2,546
Derivative assets	9	1,707	1,181	(982)	1,915
Other assets	312	1,563	–	–	1,875
Total	$19,307	$112,421	$3,736	$(982)	$134,482
Derivative liabilities	$–	$1,612	$371	$(1,067)	$916
Short-term borrowings and other liabilities (a)	50	1,578	–	–	1,628
Total	$50	$3,190	$371	$(1,067)	$2,544
December 31, 2018
Available-for-sale securities
U.S. Treasury and agencies	$18,585	$672	$–	$–	$19,257
Mortgage-backed securities
Residential agency	–	39,752	–	–	39,752
Commercial agency	–	2	–	–	2
Other asset-backed securities	–	403	–	–	403
Obligations of state and political subdivisions	–	6,701	–	–	6,701
Total available-for-sale	18,585	47,530	–	–	66,115
Mortgage loans held for sale	–	2,035	–	–	2,035
Mortgage servicing rights	–	–	2,791	–	2,791
Derivative assets	–	1,427	583	(942)	1,068
Other assets	392	1,273	–	–	1,665
Total	$18,977	$52,265	$3,374	$(942)	$73,674
Derivative liabilities	$1	$1,291	$503	$(946)	$849
Short-term borrowings and other liabilities (a)	199	1,019	–	–	1,218
Total	$200	$2,310	$503	$(946)	$2,067

Note: Excluded from the table above are equity investments without readily determinable fair values. The Company has elected to carry these investments at historical cost, adjusted for impairment and any changes resulting from observable price changes for identical or similar investments of the issuer. The aggregate carrying amount of these equity investments was $91 million and $86 million at December 31, 2019
and
2018, respectively. The Company has not recorded impairments or adjustments for observable price changes on these equity investments during 2019 or on a cumulative basis.
(a)	Primarily represents the Company’s obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.

The following table presents the changes in fair value for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31:

(Dollars in Millions)	Beginning of Period Balance	Net Gains (Losses) Included in Net Income		Net Gains (Losses) Included in Other Comprehensive Income (Loss)		Purchases	Sales	Principal Payments	Issuances		Settlements	Transfers into Level 3	End of Period Balance	Net Change in Unrealized Gains (Losses) Relating to Assets and Liabilities Held at End of Period
2019
Available-for-sale securities
Asset-backed securities
Collateralized debt obligations/Collateralized loan obligations	$–	$–		$–		$–	$–	$–	$–		$–	$1	$1	$–
Other	–	–		–		–	–	–	–		–	7	7	–
Obligations of state and political subdivisions	–	–		–		–	–	–	–		–	1	1	–
Total available-for-sale	–	–		–		–	–	–	–		–	9	9	–
Mortgage servicing rights	2,791	(829	) (c)	–		20	5	–	559	(e)	–	–	2,546	(829	) (c)
Net derivative assets and liabilities	80	769	(d)	–		142	(9)	–	–		(172)	–	810	782	(f)

2018
Mortgage servicing rights	$2,645	$(232	) (c)	$–		$8	$(27)	$–	$397	(e)	$–	$–	$2,791	$(232	) (c)
Net derivative assets and liabilities	107	21	(g)	–		13	(41)	–	–		(20)	–	80	34	(h)

2017
Available-for-sale securities
Residential non-agency mortgage-backed securities
Prime (a)	$242	$–		$(2)		$–	$(234)	$(6)	$–		$–	$–	$–	$–
Non-prime (b)	195	–		(17)		–	(175)	(3)	–		–	–	–	–
Other asset-backed securities	2	–		–		–	(2)	–	–		–	–	–	–
Corporate debt securities	9	–		2		–	(11)	–	–		–	–	–	–
Total available-for-sale	448	–		(17	) (i)	–	(422)	(9)	–		–	–	–	–
Mortgage servicing rights	2,591	(404	) (c)	–		13	–	–	445	(e)	–	–	2,645	(404	) (c)
Net derivative assets and liabilities	171	317	(j)	–		1	(10)	–	–		(372)	–	107	(52	) (k)

(a)
Prime securities are those designated as such by the issuer at origination. When an issuer designation is unavailable, the Company determines at acquisition date the categorization based on asset pool characteristics (such as weighted-average credit score, loan-to-value,
loan type, prevalence of low documentation loans) and deal performance (such as pool delinquencies and security market spreads).

(b)	Includes all securities not meeting the conditions to be designated as prime.

(c)	Included in mortgage banking revenue.

(d)	Approximately $287 million included in other noninterest income and $482 million included in mortgage banking revenue.

(e)	Represents MSRs capitalized during the period.

(f)	Approximately $747 million included in other noninterest income and $35 million included in mortgage banking revenue.

(g)	Approximately $(139) million included in other noninterest income and $160 million included in mortgage banking revenue.

(h)	Approximately $14 million included in other noninterest income and $20 million included in mortgage banking revenue.

(i)	Included in changes in unrealized gains and losses on investment securities available-for-sale.

(j)	Approximately $21 million included in other noninterest income and $296 million included in mortgage banking revenue.

(k)	Approximately $(77) million included in other noninterest income and $25 million included in mortgage banking revenue.

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
The following table summarizes the balances as of the measurement date of assets measured at fair value on a nonrecurring basis, and still held as of December 31:

	2019				2018
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans (a)	$–	$–	$136	$136	$–	$–	$40	$40
Other assets (b)	–	–	46	46	–	–	57	57

(a)	Represents the carrying value of loans for which adjustments were based on the fair value of the collateral, excluding loans fully charged-off.

(b)	Primarily represents the fair value of foreclosed properties that were measured at fair value based on an appraisal or broker price opinion of the collateral subsequent to their initial acquisition.

The following table summarizes losses recognized related to nonrecurring fair value measurements of individual assets or portfolios for the years ended December 31:

(Dollars in Millions)	2019	2018	2017
Loans (a)	$122	$83	$171
Other assets (b)	17	26	20

(a)	Represents write-downs of loans which were based on the fair value of the collateral, excluding loans fully charged-off.

(b)	Primarily represents related losses of foreclosed properties that were measured at fair value subsequent to their initial acquisition.

Fair Value Option
The following table summarizes the differences between the aggregate fair value carrying amount of MLHFS for which the fair value option has been elected and the aggregate unpaid principal amount that the Company is contractually obligated to receive at maturity as of December 31:

	2019			2018
(Dollars in Millions)	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal
Total loans	$5,533	$5,366	$167	$2,035	$1,972	$63
Nonaccrual loans	1	1	–	2	2	–
Loans 90 days or more past due	1	1	–	–	–	–

Fair Value of Financial Instruments
The following section summarizes the estimated fair value for financial instruments accounted for at amortized cost as of December 31, 2019 and 2018. In accordance with disclosure guidance related to fair values of financial instruments, the Company did not include assets and liabilities that are not financial instruments, such as the value of goodwill, long-ter
m
relationships with deposit, credit card, merchant processing and trust customers, other purchased intangibles, premises and equipment, deferred taxes and other liabilities. Additionally, in accordance with the disclosure guidance, receivables and payables due in one year or less, insurance contracts, equity investments not accounted for at fair value, and deposits with no defined or contractual maturities are excluded.

The estimated fair values of the Company’s financial instruments as of December 31, are shown in the table below:

	2019					2018
	Carrying Amount	Fair Value				Carrying Amount	Fair Value
(Dollars in Millions)		Level 1	Level 2	Level 3	Total		Level 1	Level 2	Level 3	Total

Financial Assets
Cash and due from banks	$22,405	$22,405	$–	$–	$22,405	$21,453	$21,453	$–	$–	$21,453
Federal funds sold and securities purchased under resale agreements	1,036	–	1,036	–	1,036	306	–	306	–	306
Investment securities held-to-maturity	–	–	–	–	–	46,050	4,594	40,359	11	44,964
Loans held for sale (a)	45	–	–	43	43	21	–	–	21	21
Loans	292,082	–	–	297,241	297,241	282,837	–	–	284,790	284,790
Other	1,923	–	929	994	1,923	2,412	–	1,241	1,171	2,412

Financial Liabilities
Time deposits	42,894	–	42,831	–	42,831	44,554	–	44,140	–	44,140
Short-term borrowings (b)	22,095	–	21,461	–	21,461	12,921	–	12,678	–	12,678
Long-term debt	40,167	–	41,077	–	41,077	41,340	–	41,003	–	41,003
Other	3,678	–	1,342	2,336	3,678	1,726	–	–	1,726	1,726

(a)	Excludes mortgages held for sale for which the fair value option under applicable accounting guidance was elected.

(b)	Excludes the Company’s obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.

The fair value of unfunded commitments, deferred
non-yield
related loan fees, standby letters of credit and other guarantees is approximately equal to their carrying value. The carrying value of unfunded commitments, deferred non-yield
related loan fees and
standby letters of credit was $528 million and $532 million at December 31, 2019 and 2018, respectively. The carrying value of other guarantees was $200 million and $263 million at December 31, 2019 and 2018, respectively.

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

The contract or notional amounts of unfunded commitments to extend credit at December 31, 2019, excluding those commitments considered derivatives, were as follows:

	Term
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Commercial and commercial real estate loans	$31,235	$108,303	$139,538
Corporate and purchasing card loans (a)	29,296	–	29,296
Residential mortgages	416	1	417
Retail credit card loans (a)	111,773	–	111,773
Other retail loans	12,614	24,183	36,797
Other	6,325	–	6,325

(a)	Primarily cancelable at the Company’s discretion.

Other Guarantees and Contingent Liabilities
The following table is a summary of other guarantees and contingent liabilities of the Company at December 31, 2019:

(Dollars in Millions)	Collateral Held	Carrying Amount	Maximum Potential Future Payments
Standby letters of credit	$–	$48	$10,258
Third - party borrowing arrangements	–	–	7
Securities lending indemnifications	4,564	–	4,468
Asset sales	–	68	5,069
Merchant processing	589	61	108,875
Tender option bond program guarantee	2,994	–	2,725
Minimum revenue guarantees	–	–	3
Other	–	71	1,461

Letters of Credit
Standby letters of credit are commitments the Company issues to guarantee the performance of a customer to a third party. The guarantees frequently support public and private borrowing arrangements, including commercial paper issuances, bond financings and other similar transactions. The Company also issues and confirms commercial letters of credit on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer’s or counterparty’s nonperformance, the Company’s credit loss exposure is similar to that in any extension of credit, up to the letter’s contractual amount. Management assesses the borrower’s credit to determine the necessary collateral, which may include marketable securities, receivables, inventory, equipment and real estate. Since the conditions requiring the Company to fund letters of credit may not occur, the Company expects its liquidity requirements to be less than the total outstanding commitments. The maximum potential future payments guaranteed by the Company under standby letter of credit arrangements at December 31, 2019, were approximately $10.3 billion with a weighted-average term of approximately 21 months. The estimated fair value of standby letters of credit was approximately $48 million at December 31, 2019.
The contract or notional amount of letters of credit at December 31, 2019, were as follows:

	Term
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Standby	$4,676	$5,582	$10,258
Commercial	339	28	367

Guarantees
Guarantees are contingent commitments issued by the Company to customers or other third parties. The Company’s guarantees primarily include parent guarantees related to subsidiaries’ third
-
party borrowing arrangements; third
-
party performance guarantees inherent in the Company’s business operations, such as indemnified securities lending programs and merchant charge-back guarantees; and indemnification or buy-back
provisions related to certain asset sales. For certain guarantees, the Company has recorded a liability related to the potential obligation, or has access to collateral to support the guarantee or through the exercise of other recourse provisions can offset some or all of the maximum potential future payments made under these guarantees.
Third
-
Party Borrowing Arrangements
The Company provides guarantees to third parties as a part of certain subsidiaries’ borrowing arrangements. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $7 million at December 31, 2019.
Commitments from Securities Lending
The Company participates in securities lending activities by acting as the customer’s agent involving the loan of securities. The Company indemnifies customers for the difference between the fair value of the securities lent and the fair value of the collateral received. Cash collateralizes these transactions. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $4.5 billion at December 31, 2019, and represent the fair value of the securities lent to third parties. At December 31, 2019, the Company held $4.6 billion of cash as collateral for these arrangements.
Asset Sales
The Company has provided guarantees to certain third parties in connection with the sale or syndication of certain assets, primarily loan portfolios and tax-advantaged
investments. These guarantees are generally in the form of asset buy-back
or make-whole provisions that are triggered upon a credit event or a change in the tax-qualifying
status of the related projects, as applicable, and remain in effect until the loans are collected or final tax credits are realized, respectively. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $5.1 billion at December 31, 2019, and represented the proceeds received from the buyer or the guaranteed portion in these transactions where the buy-back
or make-whole provisions have not yet expired. At December 31, 2019, the Company had reserved $68 million for potential losses related to the sale or syndication of tax-advantaged
investments.
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
The Company regularly sells loans to GSEs as part of its mortgage banking activities. The Company provides customary representations and warranties to GSEs in conjunction with these sales. These representations and warranties generally require the Company to repurchase assets if it is subsequently determined that a loan did not meet specified criteria, such as a documentation deficiency or rescission of mortgage insurance. If the Company is unable to cure or refute a repurchase request, the Company is generally obligated to repurchase the loan or otherwise reimburse the GSE for losses. At December 31, 2019, the Company had reserved $9 million for potential losses from representation and warranty obligations, compared with $10 million at December 31, 2018. The Company’s reserve reflects management’s best estimate of losses for representation and warranty obligations. The Company’s repurchase reserve is modeled at the loan level, taking into consideration the individual credit quality and borrower activity that has transpired since origination. The model applies credit quality and economic risk factors to derive a probability of default and potential repurchase that are based on the Company’s historical loss experience, and estimates loss severity based on expected collateral value. The Company also considers qualitative factors that may result in anticipated losses differing from historical loss trends.
As of December 31, 2019 and 2018, the Company had $10 million and $15 million, respectively, of unresolved representation and warranty claims from GSEs. The Company does not have a significant amount of unresolved claims from investors other than GSEs.
Merchant Processing
 The Company, through its subsidiaries, provides merchant processing services. Under the rules of credit card associations, a merchant processor retains a contingent liability for credit card transactions processed. This contingent liability arises in the event of a billing dispute between the merchant and a cardholder that is ultimately resolved in the cardholder’s favor. In this situation, the transaction is “charged-
back” to the merchant and the disputed amount is credited or otherwise refunded to the cardholder. If the Company is unable to collect this amount from the merchant, it bears the loss for the amount of the refund paid to the cardholder.
A cardholder, through its issuing bank, generally has until the later of up to four months after the date the transaction is processed or the receipt of the product or service to present a charge-back to the Company as the merchant processor. The absolute maximum potential liability is estimated to be the total volume of credit card transactions that meet the associations’ requirements to be valid charge-back transactions at any given time. Management estimates that the maximum potential exposure for charge-backs would approximate the total amount of merchant transactions processed through the credit card associations for the last four months. For the last four months of 2019 this amount totaled approximately $108.9 billion. In most cases, this contingent liability is unlikely to arise, as most products and services are delivered when purchased and amounts are refunded when items are returned to merchants. However, where the product or service has been purchased but is not provided until a future date (“future delivery”), the potential for this contingent liability increases. To mitigate this risk, the Company may require the merchant to make an escrow deposit, place maximum volume limitations on future delivery transactions processed by the merchant at any point in time, or require various credit enhancements (including letters of credit and bank guarantees). Also, merchant processing contracts may include event triggers to provide the Company more financial and operational control in the event of financial deterioration of the merchant.
The Company currently processes card transactions in the United States, Canada, Europe and Mexico through wholly-owned subsidiaries and a network of other financial institutions. In the event a merchant was unable to fulfill product or services subject to future delivery, such as airline tickets, the Company could become financially liable for refunding the purchase price of such products or services purchased through the credit card associations under the charge-back provisions. Charge-back risk related to these merchants is evaluated in a manner similar to credit risk assessments and, as such, merchant processing contracts contain various provisions to protect the Company in the event of default. At December 31, 2019, the value of airline tickets purchased to be delivered at a future date through card transactions processed by the Company was $8.3 billion. The Company held collateral of $496 million in escrow deposits, letters of credit and indemnities from financial institutions, and liens on various assets. In addition to specific collateral or other credit enhancements, the Company maintains a liability for its implied guarantees associated with future delivery. At December 31, 2019, the liability was $44 million primarily related to these airline processing arrangements.
In the normal course of business, the Company has unresolved charge-backs. The Company assesses the likelihood of its potential liability based on the extent and nature of unresolved charge-backs and its historical loss experience. At

December 31, 2019, the Company held $89 million of merchant escrow deposits as collateral and had a recorded liability for potential losses of $17 million.
Tender Option Bond Program Guarantee
As discussed in Note 7, the Company sponsors a municipal bond securities tender option bond program and consolidates the program’s entities on its Consolidated Balance Sheet. The Company provides financial performance guarantees related to the program’s entities. At December 31, 2019, the Company guaranteed $2.7 billion of borrowings of the program’s entities, included on the Consolidated Balance Sheet in short-term borrowings. The Company also included on its Consolidated Balance Sheet the related $3.0 billion of available-for-sale
investment securities serving as collateral for this arrangement.
Minimum Revenue Guarantees
In the normal course of business, the Company may enter into revenue share agreements with third
-
party business partners who generate customer referrals or provide marketing or other services related to the generation of revenue. In certain of these agreements, the Company may guarantee that a minimum amount of revenue share payments will be made to the third party over a specified period of time. At December 31, 2019, the maximum potential future payments required to be made by the Company under these agreements were $3 million.
Other Guarantees and Commitments
As of December 31, 2019, the Company sponsored, and owned 100 percent of the common equity of, USB Capital IX, a wholly-owned unconsolidated trust, formed for the purpose of issuing redeemable Income Trust Securities (“ITS”) to third
-
party investors, originally investing the proceeds in junior subordinated debt securities (“Debentures”) issued by the Company and entering into stock purchase contracts to purchase the Company’s preferred stock in the future. As of December 31, 2019, all of the Debentures issued by the Company have either matured or been retired. Total assets of USB Capital IX were $682 million at December 31, 2019, consisting primarily of the Company’s Series A Preferred Stock. The Company’s obligations under the transaction documents, taken together, have the effect of providing a full and unconditional guarantee by the Company, on a junior subordinated basis, of the payment obligations of the trust to third
-
party investors totaling $681 million at December 31, 2019.
The Company has also made other financial performance guarantees and commitments primarily related to the operations of its subsidiaries. At December 31, 2019, the maximum potential future payments guaranteed or committed by the Company under these arrangements were approximately $781 million.
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
Residential Mortgage-Backed Securities Litigation
Starting in 2011, the Company and other large financial institutions have been sued in their capacity as trustee for residential mortgage–backed securities trusts. In the lawsuits brought against the Company, the investors allege that the Company’s banking subsidiary, U.S. Bank National Association (“U.S. Bank”), as trustee caused them to incur substantial losses by failing to enforce loan repurchase obligations and failing to abide by appropriate standards of care after events of default allegedly occurred. The plaintiffs in these matters seek monetary damages in unspecified amounts and most also seek equitable relief.
Regulatory Matters
The Company is continually subject to examinations, inquiries and investigations in areas of heightened regulatory scrutiny, such as compliance, risk management, third
-
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
In February 2018, the Company entered into a deferred prosecution agreement (the “DPA”) with the United States Attorney’s Office in Manhattan that resolved its investigation of the Company concerning a legacy banking relationship between U.S. Bank and payday lending businesses associated with a former customer and U.S. Bank’s legacy Bank Secrecy Act/anti-money laundering compliance program. The DPA deferred prosecution for a period of two years, subject to the Company’s compliance with its terms, which included ongoing efforts to implement and maintain an adequate Bank Secrecy Act/anti-money laundering compliance program. The United States Attorney’s Office filed a motion to dismiss all charges under the DPA with the United States District Court for the Southern District of New York and that motion was granted by the court on February 13, 2020.
In related actions taken in February 2018, the Company and one of its affiliates entered into a regulatory settlement with the

13 4

Board of Governors of the Federal Reserve System (the “Federal Reserve”) and U.S. Bank entered into a regulatory settlement with the Financial Crimes Enforcement Network (“FinCEN”). In December 2019, the Federal Reserve terminated the order that it had entered into with the Company and its affiliate and thereby terminated the ongoing obligations under that settlement. Additionally, U.S. Bank’s ongoing obligations under its settlement agreement with FinCEN will expire on February 22, 2020, in accordance with the terms of that agreement.
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

NOTE 23	Business Segments

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
Treasury and Corporate Support
Treasury and Corporate Support includes the Company’s investment portfolios, funding, capital management, interest rate risk management, income taxes not allocated to business segments, including most investments in tax-advantaged
projects, and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis.
Basis of Presentation
Business segment results are derived from the Company’s business unit profitability reporting systems by specifically attributing managed balance sheet assets, deposits and other liabilities and their related income or expense. The allowance for credit losses and related provision expense are allocated to the business segments based on the related loan balances managed. Goodwill and other intangible assets are assigned to the business segments based on the mix of business of an entity acquired by the Company. Within the Company, capital levels are evaluated and managed centrally; however, capital is allocated to the business segments to support evaluation of business performance. Business segments are allocated capital on a risk-adjusted basis considering economic and regulatory capital requirements. Generally, the determination of the amount of capital allocated to each business segment includes credit and operational capital allocations following a Basel III regulatory framework. Interest income and expense is determined based on the assets and liabilities managed by the business segment. Because funding and asset liability management is a central function, funds transfer-pricing methodologies are utilized to allocate a cost of funds used or credit for funds provided to all business segment assets and liabilities, respectively, using a matched funding concept. Also, each business unit is allocated the taxable-equivalent benefit of tax-exempt
products. The residual effect on net interest income of asset/liability management activities is included in Treasury and Corporate Support. Noninterest income and expenses directly managed by each business segment, including fees, service charges, salaries and benefits, and other direct revenues and costs are accounted for within each segment’s financial results in a manner similar to the consolidated financial statements. Occupancy costs are allocated based on utilization of facilities by the business segments. Generally, operating losses are charged to the business segment when the loss event is realized in a manner similar to a loan charge-off.
Noninterest expenses incurred by centrally managed operations or business segments that directly support another business segment’s operations are charged to the applicable business segment based on its utilization of those services, primarily measured by the volume of customer activities, number of employees or other relevant factors. These allocated expenses are reported as net shared services expense within noninterest expense. Certain activities that do not directly support the operations of the business segments or for which the business segments are not considered financially accountable in evaluating their performance are not charged to the business segments. The income or expenses associated with these corporate activities is reported within the Treasury and Corporate Support business segment. Income taxes are assessed to each business segment at a standard tax rate with the residual tax expense or benefit to arrive at the consolidated effective tax rate included in Treasury and Corporate Support.
Designations, assignments and allocations change from time to time as management systems are enhanced, methods of evaluating performance or product lines change or business segments are realigned to better respond to the Company’s diverse customer base. During 2019, certain organization and methodology changes were made and, accordingly, 2018 results were restated and presented on a comparable basis.

Business segment results for the years ended December 31 were as follows:

	Corporate and Commercial Banking				Consumer and Business Banking		Wealth Management and Investment Services
Year Ended December 31 (Dollars in Millions)	2019		2018		2019	2018	2019	2018
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$2,871		$2,936		$6,261	$6,156	$1,157	$1,131
Noninterest income	867		843		2,387	2,316	1,799	1,748
Securities gains (losses), net	–		–		–	–	–	–
Total net revenue	3,738		3,779		8,648	8,472	2,956	2,879
Noninterest expense	1,607		1,591		5,285	5,232	1,752	1,778
Other intangibles	4		4		20	27	13	16
Total noninterest expense	1,611		1,595		5,305	5,259	1,765	1,794
Income before provision and income taxes	2,127		2,184		3,343	3,213	1,191	1,085
Provision for credit losses	78		65		310	232	(3)	(2)
Income before income taxes	2,049		2,119		3,033	2,981	1,194	1,087
Income taxes and taxable-equivalent adjustment	513		531		759	745	299	273
Net income	1,536		1,588		2,274	2,236	895	814
Net (income) loss attributable to noncontrolling interests	–		–		–	–	–	–
Net income attributable to U.S. Bancorp	$1,536		$1,588		$2,274	$2,236	$895	$814

Average Balance Sheet
Loans	$96,608		$93,854		$144,595	$140,875	$10,080	$9,364
Other earning assets	3,751		3,072		3,989	3,501	282	184
Goodwill	1,647		1,647		3,475	3,604	1,617	1,618
Other intangible assets	8		11		2,617	2,953	49	63
Assets	106,716		102,801		158,884	155,267	13,330	12,437
Noninterest-bearing deposits	29,152		32,938		27,876	27,691	13,195	14,006
Interest-bearing deposits	72,780		69,913		129,289	124,934	62,031	56,000
Total deposits	101,932		102,851		157,165	152,625	75,226	70,006
Total U.S. Bancorp shareholders’ equity	10,399		10,463		11,713	11,812	2,525	2,476

	Payment Services				Treasury and Corporate Support		Consolidated Company
Year Ended December 31 (Dollars in Millions)	2019		2018		2019	2018	2019	2018
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$2,493		$2,443		$373	$369	$13,155	$13,035
Noninterest income	3,707	(a)	3,599	(a)	998	1,066	9,758 (b)	9,572 (b)
Securities gains (losses), net	–		–		73	30	73	30
Total net revenue	6,200		6,042		1,444	1,465	22,986	22,637
Noninterest expense	2,940		2,859		1,033	843	12,617	12,303
Other intangibles	131		114		–	–	168	161
Total noninterest expense	3,071		2,973		1,033	843	12,785	12,464
Income before provision and income taxes	3,129		3,069		411	622	10,201	10,173
Provision for credit losses	1,108		1,081		11	3	1,504	1,379
Income before income taxes	2,021		1,988		400	619	8,697	8,794
Income taxes and taxable-equivalent adjustment	505		497		(325)	(376)	1,751	1,670
Net income	1,516		1,491		725	995	6,946	7,124
Net (income) loss attributable to noncontrolling interests	–		–		(32)	(28)	(32)	(28)
Net income attributable to U.S. Bancorp	$1,516		$1,491		$693	$967	$6,914	$7,096

Average Balance Sheet
Loans	$33,566		$31,102		$5,837	$5,506	$290,686	$280,701
Other earning assets	348		291		131,481	127,318	139,851	134,366
Goodwill	2,839		2,570		–	–	9,578	9,439
Other intangible assets	538		406		–	–	3,212	3,433
Assets	39,743		36,912		156,980	149,597	475,653	457,014
Noninterest-bearing deposits	1,205		1,099		2,435	2,462	73,863	78,196
Interest-bearing d eposits	115		110		8,734	4,309	272,949	255,266
Total deposits	1,320		1,209		11,169	6,771	346,812	333,462
Total U.S. Bancorp shareholders’ equity	7,084		6,629		20,902	18,383	52,623	49,763

(a)	Presented net of related rewards and rebate costs and certain partner payments of $2.2 billion for 2019 and 2018.

(b)	Includes revenue generated from certain contracts with customers of $7.3 billion and $7.4 billion for 2019 and 2018, respectively.

NOTE 24	U.S. Bancorp (Parent Company)

Condensed Balance Sheet

At December 31 (Dollars in Millions)	2019	2018

Assets
Due from banks, principally interest-bearing	$11,583	$9,969
Available-for-sale securities	1,631	921
Investments in bank subsidiaries	48,518	47,549
Investments in nonbank subsidiaries	3,128	2,568
Advances to bank subsidiaries	3,850	3,800
Advances to nonbank subsidiaries	1,465	2,543
Other assets	1,211	813

Total assets	$71,386	$68,163

Liabilities and Shareholders’ Equity
Short-term funds borrowed	$8	$–
Long-term debt	18,602	16,291
Other liabilities	923	843
Shareholders’ equity	51,853	51,029

Total liabilities and shareholders’ equity	$71,386	$68,163

Condensed Income Statement

Year Ended December 31 (Dollars in Millions)	2019	2018	2017

Income
Dividends from bank subsidiaries	$7,100	$5,300	$4,800
Dividends from nonbank subsidiaries	6	6	5
Interest from subsidiaries	317	220	159
Other income	25	33	41

Total income	7,448	5,559	5,005

Expense
Interest expense	551	471	402
Other expense	140	133	124

Total expense	691	604	526

Income before income taxes and equity in undistributed income of subsidiaries	6,757	4,955	4,479
Applicable income taxes	(92)	(91)	(176)

Income of parent company	6,849	5,046	4,655
Equity in undistributed income of subsidiaries	65	2,050	1,563

Net income attributable to U.S. Bancorp	$6,914	$7,096	$6,218

Condensed Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2019	2018	2017

Operating Activities
Net income attributable to U.S. Bancorp	$6,914	$7,096	$6,218
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed income of subsidiaries	(65)	(2,050)	(1,563)
Other, net	231	359	(125)

Net cash provided by operating activities	7,080	5,405	4,530

Investing Activities
Proceeds from sales and maturities of investment securities	291	39	100
Purchases of investment securities	(1,013)	(10)	(844)
Net (increase) decrease in short-term advances to subsidiaries	578	(488)	(790)
Long-term advances to subsidiaries	(2,600)	(500)	–
Principal collected on long-term advances to subsidiaries	2,550	–	500
Other, net	(341)	304	(12)

Net cash used in investing activities	(535)	(655)	(1,046)

Financing Activities
Net increase (decrease) in short-term borrowings	8	(1)	(21)
Proceeds from issuance of long-term debt	3,743	2,100	3,920
Principal payments or redemption of long-term debt	(1,500)	(1,500)	(1,250)
Proceeds from issuance of preferred stock	–	565	993
Proceeds from issuance of common stock	88	86	159
Repurchase of preferred stock	–	–	(1,085)
Repurchase of common stock	(4,525)	(2,822)	(2,631)
Cash dividends paid on preferred stock	(302)	(274)	(284)
Cash dividends paid on common stock	(2,443)	(2,092)	(1,928)

Net cash used in financing activities	(4,931)	(3,938)	(2,127)

Change in cash and due from banks	1,614	812	1,357
Cash and due from banks at beginning of year	9,969	9,157	7,800

Cash and due from banks at end of year	$11,583	$9,969	$9,157

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

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2019 through the date the consolidated financial statements were filed with the United States Securities and Exchange Commission. Based on this evaluation, the Company has determined none of these events were required to be recognized or disclosed in the consolidated financial statements and related notes.

1 3 9

U.S. Bancorp
Consolidated Balance Sheet—Five Year Summary (Unaudited)

At December 31 (Dollars in Millions)	2019	2018	2017	2016	2015	% Change 2019 v 2018

Assets
Cash and due from banks	$22,405	$21,453	$19,505	$15,705	$11,147	4.4%
Held-to-maturity securities	–	46,050	44,362	42,991	43,590	*
Available-for-sale securities	122,613	66,115	68,137	66,284	61,997	85.5
Loans held for sale	5,578	2,056	3,554	4,826	3,184	*
Loans	296,102	286,810	280,432	273,207	260,849	3.2
Less allowance for loan losses	(4,020)	(3,973)	(3,925)	(3,813)	(3,863)	(1.2)
Net loans	292,082	282,837	276,507	269,394	256,986	3.3
Other assets	52,748	48,863	49,975	46,764	44,949	8.0
Total assets	$495,426	$467,374	$462,040	$445,964	$421,853	6.0

Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$75,590	$81,811	$87,557	$86,097	$83,766	(7.6)%
Interest-bearing	286,326	263,664	259,658	248,493	216,634	8.6
Total deposits	361,916	345,475	347,215	334,590	300,400	4.8
Short-term borrowings	23,723	14,139	16,651	13,963	27,877	67.8
Long-term debt	40,167	41,340	32,259	33,323	32,078	(2.8)
Other liabilities	17,137	14,763	16,249	16,155	14,681	16.1
Total liabilities	442,943	415,717	412,374	398,031	375,036	6.5
Total U.S. Bancorp shareholders’ equity	51,853	51,029	49,040	47,298	46,131	1.6
Noncontrolling interests	630	628	626	635	686	.3
Total equity	52,483	51,657	49,666	47,933	46,817	1.6
Total liabilities and equity	$495,426	$467,374	$462,040	$445,964	$421,853	6.0

*	Not meaningful

U.S. Bancorp
Consolidated Statement of Income — Five-Year Summary (Unaudited)

Year Ended December 31 (Dollars in Millions)	2019	2018	2017	2016	2015	% Change 2019 v 2018

Interest Income
Loans	$14,099	$13,120	$11,788	$10,777	$10,034	7.5%
Loans held for sale	162	165	144	154	206	(1.8)
Investment securities	2,893	2,616	2,232	2,078	2,001	10.6
Other interest income	340	272	182	125	136	25.0

Total interest income	17,494	16,173	14,346	13,134	12,377	8.2

Interest Expense
Deposits	2,855	1,869	1,041	622	457	52.8
Short-term borrowings	360	378	141	92	70	(4.8)
Long-term debt	1,227	1,007	784	754	699	21.8

Total interest expense	4,442	3,254	1,966	1,468	1,226	36.5

Net interest income	13,052	12,919	12,380	11,666	11,151	1.0
Provision for credit losses	1,504	1,379	1,390	1,324	1,132	9.1

Net interest income after provision for credit losses	11,548	11,540	10,990	10,342	10,019	.1

Noninterest Income
Credit and debit card revenue	1,413	1,401	1,289	1,206	1,095	.9
Corporate payment products revenue	664	644	575	541	533	3.1
Merchant processing services	1,601	1,531	1,486	1,498	1,468	4.6
Trust and investment management fees	1,673	1,619	1,522	1,427	1,321	3.3
Deposit service charges	909	1,070	1,035	983	942	(15.0)
Treasury management fees	578	594	618	583	561	(2.7)
Commercial products revenue	934	895	954	971	918	4.4
Mortgage banking revenue	874	720	834	979	906	21.4
Investment products fees	186	188	173	169	197	(1.1)
Securities gains (losses), net	73	30	57	22	–	*
Other	926	910	774	911	877	1.8

Total noninterest income	9,831	9,602	9,317	9,290	8,818	2.4

Noninterest Expense
Compensation	6,325	6,162	5,746	5,212	4,812	2.6
Employee benefits	1,286	1,231	1,134	1,008	970	4.5
Net occupancy and equipment	1,123	1,063	1,019	988	991	5.6
Professional services	454	407	419	502	423	11.5
Marketing and business development	426	429	542	435	360	(.7)
Technology and communications	1,095	978	903	877	816	12.0
Postage, printing and supplies	290	324	323	311	297	(10.5)
Other intangibles	168	161	175	179	174	4.3
Other	1,618	1,709	2,529	2,015	1,964	(5.3)

Total noninterest expense	12,785	12,464	12,790	11,527	10,807	2.6

Income before income taxes	8,594	8,678	7,517	8,105	8,030	(1.0)
Applicable income taxes	1,648	1,554	1,264	2,161	2,097	6.0

Net income	6,946	7,124	6,253	5,944	5,933	(2.5)
Net (income) loss attributable to noncontrolling interests	(32)	(28)	(35)	(56)	(54)	(14.3)

Net income attributable to U.S. Bancorp	$6,914	$7,096	$6,218	$5,888	$5,879	(2.6)

Net income applicable to U.S. Bancorp common shareholders	$6,583	$6,784	$5,913	$5,589	$5,608	(3.0)

*	Not meaningful

U.S. Bancorp
Quarterly Consolidated Financial Data (Unaudited)

	2019				2018
(Dollars in Millions, Except Per Share Data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Interest Income
Loans	$3,540	$3,582	$3,555	$3,422	$3,095	$3,197	$3,353	$3,475
Loans held for sale	25	34	48	55	33	39	36	57
Investment securities	705	745	734	709	613	653	661	689
Other interest income	81	90	100	69	50	59	73	90
Total interest income	4,351	4,451	4,437	4,255	3,791	3,948	4,123	4,311

Interest Expense
Deposits	695	762	744	654	345	427	491	606
Short-term borrowings	93	91	97	79	75	86	104	113
Long-term debt	304	293	315	315	203	238	277	289
Total interest expense	1,092	1,146	1,156	1,048	623	751	872	1,008
Net interest income	3,259	3,305	3,281	3,207	3,168	3,197	3,251	3,303
Provision for credit losses	377	365	367	395	341	327	343	368
Net interest income after provision for credit losses	2,882	2,940	2,914	2,812	2,827	2,870	2,908	2,935

Noninterest Income
Credit and debit card revenue	304	365	366	378	324	351	344	382
Corporate payment products revenue	162	167	177	158	154	158	169	163
Merchant processing services	378	404	410	409	363	387	392	389
Trust and investment management fees	399	415	421	438	398	401	411	409
Deposit service charges	217	227	234	231	261	273	283	253
Treasury management fees	146	153	139	140	150	155	146	143
Commercial products revenue	219	249	240	226	220	234	216	225
Mortgage banking revenue	169	189	272	244	184	191	174	171
Investment products fees	45	47	46	48	46	47	47	48
Securities gains (losses), net	5	17	25	26	5	10	10	5
Other	247	257	284	138	167	207	226	310
Total noninterest income	2,291	2,490	2,614	2,436	2,272	2,414	2,418	2,498

Noninterest Expense
Compensation	1,559	1,574	1,595	1,597	1,523	1,542	1,529	1,568
Employee benefits	333	314	324	315	330	299	294	308
Net occupancy and equipment	277	281	279	286	265	262	270	266
Professional services	95	106	114	139	83	95	96	133
Marketing and business development	89	111	109	117	97	111	106	115
Technology and communications	257	270	277	291	235	242	247	254
Postage, printing and supplies	72	73	74	71	80	80	84	80
Other intangibles	40	42	42	44	39	40	41	41
Other	365	382	330	541	403	414	377	515
Total noninterest expense	3,087	3,153	3,144	3,401	3,055	3,085	3,044	3,280
Income before income taxes	2,086	2,277	2,384	1,847	2,044	2,199	2,282	2,153
Applicable income taxes	378	449	467	354	362	441	460	291
Net income	1,708	1,828	1,917	1,493	1,682	1,758	1,822	1,862
Net (income) loss attributable to noncontrolling interests	(9)	(7)	(9)	(7)	(7)	(8)	(7)	(6)
Net income attributable to U.S. Bancorp	$1,699	$1,821	$1,908	$1,486	$1,675	$1,750	$1,815	$1,856
Net income applicable to U.S. Bancorp common shareholders	$1,613	$1,741	$1,821	$1,408	$1,597	$1,678	$1,732	$1,777
Earnings per common share	$1.01	$1.09	$1.16	$.91	$.97	$1.02	$1.06	$1.10
Diluted earnings per common share	$1.00	$1.09	$1.15	$.90	$.96	$1.02	$1.06	$1.10

U.S. Bancorp
Supplemental Financial Data (Unaudited)

Earnings Per Common Share Summary	2019	2018	2017	2016	2015
Earnings per common share	$4.16	$4.15	$3.53	$3.25	$3.18
Diluted earnings per common share	4.16	4.14	3.51	3.24	3.16
Dividends declared per common share	1.58	1.34	1.16	1.07	1.01
Ratios
Return on average assets	1.45%	1.55%	1.39%	1.36%	1.44%
Return on average common equity	14.1	15.4	13.8	13.4	14.0
Average total U.S. Bancorp shareholders’ equity to average assets	11.1	10.9	10.8	10.9	11.0
Dividends per common share to net income per common share	38.0	32.3	32.9	32.9	31.8
Other Statistics (Dollars and Shares in Millions)
Common shares outstanding (a)	1,534	1,608	1,656	1,697	1,745
Average common shares outstanding and common stock equivalents
Earnings per common share	1,581	1,634	1,677	1,718	1,764
Diluted earnings per common share	1,583	1,638	1,683	1,724	1,772
Number of shareholders (b)	33,515	35,154	36,841	38,794	40,666
Common dividends declared	$2,493	$2,190	$1,950	$1,842	$1,785

(a)	Defined as total common shares less common stock held in treasury at December 31.

(b)	Based on number of common stock shareholders of record at December 31.

The common stock of U.S. Bancorp is traded on the New York Stock Exchange, under the ticker symbol “USB.” At January 31, 2020, there were 33,410 holders of record of the Company’s common stock.
Stock Performance Chart
The following chart compares the cumulative total shareholder return on the Company’s common stock during the five years ended December 31, 2019, with the cumulative total return on the Standard & Poor’s 500 Index and the KBW Bank Index. The comparison assumes $100 was invested on December 31, 2014, in the Company’s common stock and in each of the foregoing indices and assumes the reinvestment of all dividends. The comparisons in the graph are based upon historical data and are not indicative of, nor intended to forecast, future performance of the Company’s common stock.

U.S. Bancorp
Consolidated Daily Average Balance Sheet and Related Yields and Rates (a) (Unaudited)

	2019			2018
Year Ended December 31 (Dollars in Millions)	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates
Assets
Investment securities	$117,150	$2,950	2.52%	$113,940	$2,674	2.35%
Loans held for sale	3,769	162	4.30	3,230	165	5.12
Loans (b)
Commercial	103,198	4,229	4.10	98,854	3,795	3.84
Commercial real estate	39,386	1,919	4.87	39,977	1,881	4.71
Residential mortgages	67,747	2,644	3.90	61,893	2,366	3.82
Credit card	23,309	2,680	11.50	21,672	2,545	11.74
Other retail	57,046	2,682	4.70	56,136	2,466	4.39
Covered loans	—	—	—	2,169	134	6.17
Total loans	290,686	14,154	4.87	280,701	13,187	4.70
Other earning assets	18,932	341	1.80	17,196	272	1.58
Total earning assets	430,537	17,607	4.09	415,067	16,298	3.93
Allowance for loan losses	(4,007)			(3,939)
Unrealized gain (loss) on investment securities	(117)			(1,650)
Other assets	49,240			47,536
Total assets	$475,653			$457,014
Liabilities and Shareholders’ Equity
Noninterest-bearing deposits	$73,863			$78,196
Interest-bearing deposits
Interest checking	72,553	227	.31	70,154	150	.21
Money market savings	109,849	1,637	1.49	101,732	1,078	1.06
Savings accounts	46,130	111	.24	44,713	56	.13
Time deposits	44,417	880	1.98	38,667	585	1.51
Total interest-bearing deposits	272,949	2,855	1.05	255,266	1,869	.73
Short-term borrowings	18,137	370	2.04	21,790	387	1.78
Long-term debt	41,572	1,227	2.95	37,450	1,007	2.69
Total interest-bearing liabilities	332,658	4,452	1.34	314,506	3,263	1.04
Other liabilities	15,880		.	13,921
Shareholders’ equity
Preferred equity	5,984			5,636
Common equity	46,639			44,127
Total U.S. Bancorp shareholders’ equity	52,623			49,763
Noncontrolling interests	629			628
Total equity	53,252			50,391
Total liabilities and equity	$475,653			$457,014
Net interest income		$13,155			$13,035
Gross interest margin			2.75%			2.89%
Gross interest margin without taxable-equivalent increments			2.73%			2.86%
Percent of Earning Assets
Interest income			4.09%			3.93%
Interest expense			1.03			.79
Net interest margin			3.06%			3.14%
Net interest margin without taxable-equivalent increments			3.04%			3.11%

*	Not meaningful

(a)	Interest and rates are presented on a fully taxable-equivalent basis based on a federal income tax rate of 21 percent for 2019 and 2018 and 35 percent for 2017, 2016 and 2015.

(b)	Interest income and rates on loans include loan fees. Nonaccrual loans are included in average loan balances.

2017			2016			2015			2019 v 2018
Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	% Change Average Balances

$111,820	$2,328	2.08%	$107,922	$2,181	2.02%	$103,161	$2,120	2.06%	2.8%
3,574	144	4.04	4,181	154	3.70	5,784	206	3.56	16.7

95,904	3,131	3.26	92,043	2,596	2.82	84,083	2,281	2.71	4.4
42,077	1,788	4.25	43,040	1,698	3.94	42,415	1,650	3.89	(1.5)
58,784	2,180	3.71	55,682	2,070	3.72	51,840	1,966	3.79	9.5
20,906	2,358	11.28	20,490	2,204	10.76	18,057	1,944	10.77	7.6
55,416	2,272	4.10	52,330	2,114	4.04	49,079	2,020	4.12	1.6
3,450	175	5.07	4,226	200	4.73	4,985	271	5.42	*
276,537	11,904	4.30	267,811	10,882	4.06	250,459	10,132	4.05	3.6
14,490	183	1.26	9,963	125	1.26	8,041	136	1.69	10.1
406,421	14,559	3.58	389,877	13,342	3.42	367,445	12,594	3.43	3.7
(3,862)			(3,837)			(4,035)			(1.7)
(348)			593			710			92.9
46,371			46,680			44,745			3.6
$448,582			$433,313			$408,865			4.1

$81,933			$81,176			$79,203			(5.5)%

67,953	84	.12	61,726	42	.07	55,974	30	.05	3.4
106,476	644	.61	96,518	349	.36	79,266	192	.24	8.0
43,393	32	.07	40,382	34	.09	37,150	40	.11	3.2
33,759	281	.83	33,008	197	.60	35,558	195	.55	14.9
251,581	1,041	.41	231,634	622	.27	207,948	457	.22	6.9
15,022	149	1.00	19,906	97	.49	27,960	74	.27	(16.8)
35,601	784	2.20	36,220	754	2.08	33,566	699	2.08	11.0
302,204	1,974	.65	287,760	1,473	.51	269,474	1,230	.46	5.8
15,348			16,389			14,686			14.1

5,490			5,501			4,836			6.2
42,976			41,838			39,977			5.7
48,466			47,339			44,813			5.7
631			649			689			.2
49,097			47,988			45,502			5.7
$448,582			$433,313			$408,865			4.1
	$12,585			$11,869			$11,364
		2.93%			2.91%			2.97%
		2.88%			2.86%			2.91%

		3.58%			3.42%			3.43%
		.48			.38			.34
		3.10%			3.04%			3.09%
		3.05%			2.99%			3.03%

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
U.S. Bancorp’s banking subsidiary, U.S. Bank National Association, is engaged in the general banking business, principally in domestic markets. U.S. Bank National Association, with $374 billion in deposits at December 31, 2019, provides a wide range of products and services to individuals, businesses, institutional organizations, governmental entities and other financial institutions. Commercial and consumer lending services are principally offered to customers within the Company’s domestic markets, to domestic customers with foreign operations and to large national customers operating in specific industries targeted by the Company. Lending services include traditional credit products as well as credit card services, lease financing and import/export trade, asset-backed lending, agricultural finance and other products. Depository services include checking accounts, savings accounts and time certificate contracts. Ancillary services such as capital markets, treasury management and receivable lock-box
collection are provided to corporate customers. U.S. Bancorp’s bank and trust subsidiaries provide a full range of asset management and fiduciary services for individuals, estates, foundations, business corporations and charitable organizations.
Other U.S. Bancorp
non-banking
subsidiaries offer investment and insurance products to the Company’s customers principally within its domestic markets, and fund administration services to a broad range of mutual and other funds.
Banking and investment services are provided through a network of 2,795 banking offices principally operating in the Midwest and West regions of the United States, through on-line
services and over mobile devices. The Company operates a network of 4,459 ATMs and provides
24-hour,
seven day a week telephone customer service. Mortgage banking services are provided through banking offices and loan production offices throughout the Company’s domestic markets. Lending products may be originated through banking offices, indirect correspondents, brokers or other lending sources. The Company is also one of the largest providers of corporate and purchasing card services and corporate trust services in the United States. A wholly-owned subsidiary, Elavon, Inc. (“Elavon”), provides domestic merchant processing services directly to merchants and through a network of banking affiliations. Wholly-owned subsidiaries, and affiliates of Elavon, provide similar merchant services in Canada, Mexico and segments of Europe. The
Company also provides corporate trust and fund administration services in Europe. These foreign operations are not significant to the Company.
On a full-time equivalent basis, as of December 31, 2019, U.S. Bancorp employed 69,651 people.
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
Any deterioration in global economic conditions could damage the domestic economy or negatively impact the Company’s borrowers or other counterparties that have direct or indirect exposure to these regions. Such global disruptions can undermine investor confidence, cause a contraction of available credit, or create market volatility, any of which could have significant adverse effects on the Company’s businesses, results of operations, financial condition and liquidity, even if the Company’s direct exposure to the affected region is limited. A withdrawal of the United Kingdom from the European Union, as well as other global political trends toward nationalism and isolationism, could increase the probability of a deterioration in global economic conditions.
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
products and services.
Changes in United States trade policies, including the imposition of tariffs and retaliatory tariffs, may adversely impact the Company’s business, financial condition and results of operations
There has been increased discussion and activity regarding potential and proposed changes to United States trade policies, legislation, treaties and tariffs, including trade policies and tariffs affecting China, the European Union, Canada and Mexico and retaliatory tariffs by such countries. Tariffs and retaliatory tariffs have been imposed, and additional tariffs and retaliation tariffs have been proposed. Such tariffs, retaliatory tariffs or other trade restrictions on products and materials that the Company’s customers import or export could cause the prices of its customers’ products to increase, which could reduce demand for such products, or reduce the Company’s customers’ margins, and adversely impact their revenues, financial results and ability to service debt. This in turn, could adversely affect the Company’s financial condition and results of operations. In addition, to the extent changes in the political environment have a negative impact on the Company or on the markets in which it does business, or otherwise result in sustained deterioration in economic conditions, results of operations and financial condition could be materially and adversely impacted in the future. Additionally, if prices of consumer goods increase materially as a result of tariffs, the ability of individual households to service debt may be negatively impacted. In total, these outcomes could adversely affect the Company’s financial condition and results of operations. It remains unclear what the United States government or foreign governments will do with respect to tariffs already imposed, additional tariffs that may be imposed, or international trade agreements and policies, and this uncertainty further complicates business planning for the Company’s customers in certain industries.
Changes in interest rates could reduce the Company’s net interest income
The Company’s earnings are dependent to a
large degree on net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. Net interest income is significantly affected by market rates of interest, which in turn are affected by prevailing economic conditions, by the fiscal and monetary policies of the federal government and by the policies of various regulatory agencies. Like all financial institutions, the Company’s financial position is affected by fluctuations in interest rates. Volatility in interest rates can also result in the flow of funds away from financial institutions into direct investments. Direct investments, such as United States government and corporate securities and other investment vehicles (including mutual funds), generally pay higher rates of return than financial institutions, because of the absence of federal insurance premiums and reserve requirements. Some foreign central banks have moved to a negative interest rate environment, which has exerted downward pressure on the profitability of banks in those regions. The Company’s financial condition could be damaged if this interest rate trend extends to the United States.
Changes in, or the discontinuance of, the London Interbank Offered Rate (“LIBOR”) as an interest rate benchmark could adversely affect the Company’s business, financial condition and results of operations
In July 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. It is likely that banks will cease submitting LIBOR rates after 2021 and possibly sooner. It is not possible to know whether LIBOR will continue to be viewed as an acceptable market benchmark, what rate or rates may become accepted alternatives to LIBOR, or what the effect of any such changes in views or alternatives may have on the financial markets for LIBOR-linked financial instruments.
In April 2018, the Federal Reserve Bank of New York commenced publication of the Secured Overnight Financing Rate (“SOFR”), which has been recommended as an alternative to United States dollar LIBOR by the Alternative Reference Rates Committee, a group of market and official sector participants. However, uncertainty remains as to the transition process and acceptance of SOFR as the primary alternative to LIBOR.
The market transition from LIBOR to SOFR or a different alternative reference rate is complex and could have a range of adverse impacts on the Company. In particular, any such transition or reform could, among other things, (i) adversely impact the value of, return on and trading for the Company’s financial assets or liabilities that are linked to LIBOR, including its securities, loans and derivatives; (ii) require renegotiations of outstanding financial assets and liabilities; (iii) result in additional inquiries or other actions from regulators in respect of the Company’s preparation and readiness for the LIBOR transition; (iv) increase the risk of disputes or litigation and/or increase expenses related to the transition, including with respect to any actions resulting from the Company’s interpretation and execution of its roles and responsibilities in corporate trust transactions; (v) adversely impact the Company’s reputation as it works with customers to transition loans and financial instruments from LIBOR; (vi) require successful system and analytics development and operationalization to transition the Company’s systems, loan portfolio and risk management processes away from LIBOR, which will require the Company to rely on the readiness of third-party vendors; and (vii) cause significant disruption to financial markets that are relevant to the Company’s business segments. In addition, there can be no assurance that actions taken by the Company and third parties to address these risks and otherwise prepare for the transition from LIBOR to alternative interest rate benchmarks will be successful.
Operations and Business Risk
A breach in the security of the Company’s systems, or the systems of certain third parties, could disrupt the Company’s businesses, result in the disclosure of confidential information, damage its reputation and create significant financial and legal exposure
The Company experiences numerous attacks on its computer systems, software, networks and other technology assets daily, and the number of attacks is increasing. Although the Company devotes significant resources to maintain and regularly upgrade its systems and processes that are designed to protect the security of the Company’s computer systems, software, networks and other technology assets, as well as its intellectual property, and to protect the confidentiality, integrity and availability of information belonging to the Company and its customers, the Company’s security measures may not be effective. Adversaries continue to develop more sophisticated cyber attacks that could impact the Company. Many financial services institutions, retailers and other companies engaged in data processing have reported breaches in the security of their websites or other systems, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage systems, often through the introduction of computer viruses or malware, cyber attacks and other means.
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
systems
or other safeguards with respect to third-party systems is limited. Furthermore, an attack on or failure of a third-party system may not be revealed to the Company in a timely manner, which could compromise the Company’s ability to respond effectively. Some of these third parties may engage vendors of their own as they provide services or technology solutions for the Company’s operations, which introduces the risk that these “fourth parties” could be the source of operational and security failures.
In addition, during the past several years a number of retailers and hospitality companies have disclosed substantial cyber security breaches affecting debit and credit card accounts of their customers, some of whom were the Company’s cardholders. When that happens, holders of Company cards who have made purchases from the business whose systems were breached might experience fraud on their card accounts. The Company might suffer losses associated with reimbursing its customers for such fraudulent transactions on the customers’ card accounts, as well as for other costs related to data security compromise events, such as replacing cards associated with compromised card accounts. These attacks involving Company cards are likely to continue and could, individually or in the aggregate, have a material adverse effect on the Company’s financial condition or results of operations.
It is possible that the Company may not be able to anticipate or to implement effective preventive measures against all security breaches of these types, because the techniques used change frequently, generally increase in sophistication, often are not recognized until launched, sometimes go undetected even when successful, and originate from a wide variety of sources, including organized crime, hackers, terrorists, activists, hostile foreign governments and other external parties. Those parties may also attempt to fraudulently induce employees, customers or other users of the Company’s systems to disclose sensitive information to gain access to the Company’s data or that of its customers or clients, such as through “phishing” schemes. Other types of attacks may include computer viruses, malicious or destructive code, denial-of-service
attacks, ransomware or ransom demands to not expose security vulnerabilities in the Company’s systems or the systems of third parties. These risks may increase in the future as the Company continues to increase its mobile and internet-based product offerings and expands its internal usage of web-based
products and applications. In addition, the Company’s customers often use their own devices, such as computers, smart phones and tablet computers, to make payments and manage their accounts. The Company has limited ability to assure the safety and security of its customers’ transactions with the Company to the extent they are using their own devices, which could be subject to similar threats.
In the event that the Company’s security systems are penetrated or circumvented, or an authorized user intentionally or unintentionally removes, loses or destroys operations data, serious negative consequences for the Company can follow, including significant disruption of the Company’s operations, misappropriation of confidential information of the Company or that of its customers, or damage to computers or systems of the

Company or those of its customers and counterparties. These consequences could result in violations of applicable privacy and other laws; financial loss to the Company or to its customers; loss of confidence in the Company’s security measures; customer dissatisfaction; significant litigation exposure; regulatory fines, penalties or intervention; reimbursement or other compensatory costs; additional compliance costs; and harm to the Company’s reputation, all of which could adversely affect the Company.
The Company relies on its employees, systems and third parties to conduct its business, and certain failures by systems or misconduct by employees or third parties could adversely affect its operations
The Company operates in many different businesses in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. The Company’s business, financial, accounting, data processing, and other operating systems and facilities may stop operating properly or become disabled or damaged as a result of a number of factors, including events that are out of its control. In addition to the risks posed by information security breaches, as discussed above, such systems could be compromised because of spikes in transaction volume, electrical or telecommunications outages, degradation or loss of internet or website availability, natural disasters, political or social unrest, and terrorist acts. The Company’s business operations may be adversely affected by significant disruption to the operating systems that support its businesses and customers. If backup systems are used during outages, they might not process data as quickly as do the primary systems, resulting in the potential of some data not being backed up.
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
Third parties provide key components of the Company’s business infrastructure, such as internet connections, network access and mutual fund distribution. While the Company has selected these third parties carefully, it does not control their actions. Any problems caused by third-party service providers, including as a result of not providing the Company their services for any reason or performing their services poorly, could adversely affect the Company’s ability to deliver products and services to the Company’s customers and otherwise to conduct its business. Replacing third-party service providers could also entail significant delay and expense. In addition, failure of third-party service providers to handle current or higher volumes of use could adversely affect the Company’s ability to deliver products and services to clients and otherwise to conduct business.
Technological or financial difficulties of a third-party service provider could adversely affect the Company’s businesses to the extent those difficulties result in the interruption or discontinuation of services provided by that party.
Operational risks for large institutions such as the Company have generally increased in recent years, in part because of the proliferation of new technologies, the use of internet services and telecommunications technologies to conduct financial transactions, the increased number and complexity of transactions being processed, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. In the event of a breakdown in the internal control system, improper operation of systems or improper employee or third-party actions, the Company could suffer financial loss, face legal or regulatory action and suffer damage to its reputation.
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
The Company could lose market share and experience increased costs if it does not effectively develop and implement new technology
The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services, including innovative ways that customers can make payments or manage their accounts, such as through the use of mobile payments, digital wallets or digital currencies. The Company’s continued success depends, in part, upon its ability to address customer needs by using technology to provide products and services that customers want to adopt, and create additional efficiencies in the Company’s operations. When launching a new product or service or introducing a new platform for the delivery of products and services, the Company might not identify or fully appreciate new operational risks arising from those innovations or might fail to implement adequate controls to mitigate those risks. Developing and deploying new technology-driven products and services can also involve costs that the Company may not recover and divert resources away from other product development efforts. The Company may not be able to effectively develop and implement profitable new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could harm the Company’s competitive position and negatively affect its revenue and profit.
Damage to the Company’s reputation could adversely impact its business and financial results
Reputation risk, or the risk to the Company’s business, earnings and capital from negative public opinion, is inherent in the Company’s business. Negative public opinion about the financial services industry generally or the Company specifically could adversely affect the Company’s ability to keep and attract customers, investors, and employees and could expose the Company to litigation and regulatory action. Negative public opinion can result from the Company’s actual or alleged conduct in any number of activities, including lending practices, cybersecurity breaches, failures to safeguard personal information, discriminating or harassing behavior of employees toward other employees or customers, mortgage servicing and foreclosure practices, compensation practices, sales practices, environmental, social, and governance practices and disclosures, regulatory compliance, mergers and acquisitions, and actions taken by government regulators and community organizations in response to that conduct. In addition, social and environmental activists are increasingly targeting financial services firms with public criticism for their relationships with clients engaged in industries they perceive to be harmful to communities or the environment. Such criticism directed at the Company could generate dissatisfaction among its customers, investors, and employees. Although the Company takes steps to minimize reputation risk in dealing with customers and other constituencies, the Company, as a large diversified financial services company with a high industry profile, is inherently exposed to this risk.
The Company’s business and financial performance could be adversely affected, directly or indirectly, by natural disasters, climate change, pandemics, terrorist activities or international hostilities
Neither the occurrence nor the potential impact of natural disasters, climate change, pandemics, terrorist activities or international hostilities can be predicted. However, these occurrences could impact the Company directly (for example, by interrupting the Company’s systems, which could prevent the Company from obtaining deposits, originating loans and processing and controlling its flow of business; causing significant damage to the Company’s facilities; or otherwise preventing the Company from conducting business in the ordinary course), or indirectly as a result of their impact on the Company’s borrowers, depositors, other customers, vendors or other counterparties (for example, by damaging properties pledged as collateral for the Company’s loans or impairing the ability of certain borrowers to repay their loans). The Company could also suffer adverse consequences to the extent that natural disasters, climate change, pandemics, terrorist activities or international hostilities affect the financial markets or the economy in general or in any particular region. These types of impacts could lead, for example, to an increase in delinquencies, bankruptcies or defaults that could result in the Company experiencing higher levels of nonperforming assets, net charge-offs and provisions for credit losses.
The Company’s ability to mitigate the adverse consequences of these occurrences is in part dependent on the quality of the Company’s resiliency planning, and the Company’s ability, if any, to anticipate the nature of any such event that occurs. The adverse impact of natural disasters, climate change, pandemics, terrorist activities or international hostilities also could be increased to the extent that there is a lack of preparedness on the part of national or regional emergency responders or on the part of other organizations and businesses that the Company transacts with, particularly those that it depends upon, but has no control over. Additionally, the force and frequency of natural disasters are increasing as the climate changes.
The Company’s framework for managing risks may not be effective in mitigating risk and loss to the Company
The Company’s risk management framework seeks to mitigate risk and loss. The Company has established processes and procedures intended to identify, measure, monitor, report, and analyze the types of risk to which it is subject, including liquidity risk, credit risk, market risk, interest rate risk, compliance risk, strategic risk, reputation risk, and operational risk related to its employees, systems and vendors, among others. However, as with any risk management framework, there are inherent limitations to the Company’s risk management strategies as there may exist, or develop in the future, risks that it has not appropriately anticipated or identified. In addition, the Company relies on quantitative models to measure certain risks and to estimate certain financial values, and these models could fail to predict future events or exposures accurately. The Company must also develop and maintain a culture of risk management among its employees, as well as manage risks associated with third parties, and could fail to do so effectively. If the Company’s risk management framework proves ineffective, the Company could incur litigation and negative regulatory consequences, and suffer unexpected losses that could affect its financial condition or results of operations.
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
Both the scope of the laws and regulations and the intensity of the supervision to which the Company is subject have increased in response to the financial crisis of 2008 and 2009, as well as other factors such as technological and market changes. Regulatory enforcement and fines have also increased across the banking and financial services sector. Although the regulatory environment of the post financial crisis framework has been, and is being, rebalanced in some aspects, the Company expects that its business will remain subject to extensive regulation and supervision and that the level of scrutiny and the enforcement environment may fluctuate over time, based on numerous factors, including changes in the United States presidential administration or one or both houses of Congress and public sentiment regarding financial institutions (which can be influenced by scandals and other incidents that involve participants in the industry). In addition, although an overall reduction in the regulation of the financial services sector could result in some operational and cost benefits, any new regulations or modifications to existing regulations and supervisory expectations have and may in the future necessitate changes to the Company’s existing regulatory compliance and risk management infrastructure and could result in increased competition.
Changes to statutes, regulations or regulatory policies, or their interpretation or implementation, and/or regulatory practices, requirements or expectations, could affect the Company in substantial and unpredictable ways. For example, the Guidelines for Heightened Standards of the Office of the Comptroller of the Currency and the Enhanced Prudential Supervision Rules of the
Board of Governors of the Federal Reserve System (the “Federal Reserve”) have required and will continue to require significant oversight by the Company’s Board of Directors and focus by the Company’s management on governance and risk-management activities. Moreover, general regulatory practices, such as longer time frames to obtain regulatory approvals for acquisitions and other activities (and the resultant impact on businesses the Company may seek to acquire), could affect the attractiveness of certain acquisitions or the introduction of new products or services, or otherwise affect the Company’s ability to make acquisitions or introduce new products and services.
The financial services industry continues to face scrutiny from bank supervisors in the examination process and stringent enforcement of regulations on both the federal and state levels, particularly with respect to mortgage-related practices, student lending practices, sales practices and related incentive compensation programs, and other consumer compliance matters, as well as compliance with Bank Secrecy Act/anti-money laundering (“BSA/AML”) requirements and sanctions compliance requirements as administered by the Office of Foreign Assets Control. This heightened regulatory scrutiny, or the results of an investigation or examination, may lead to additional regulatory investigations or enforcement actions. There is no assurance that those actions will not result in regulatory settlements or other enforcement actions against the Company. Furthermore, a single event involving a potential violation of law or regulation may give rise to numerous and overlapping investigations and proceedings, either by multiple federal and state agencies and officials in the United States or, in some instances, regulators and other governmental officials in foreign jurisdictions.
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
In general, the amounts paid by financial institutions in settlement of proceedings or investigations and the severity of other terms of regulatory settlements are likely to remain elevated in the near term. In some cases, governmental authorities have required criminal pleas or other extraordinary terms, including admissions of wrongdoing and the imposition of monitors, as part of such settlements, which could have significant consequences for a financial institution, including loss of customers, reputational harm, restrictions on the ability to access the capital markets, and the inability to operate certain businesses or offer certain products for a period of time.
Non-compliance
with sanctions laws and/or AML laws or failure to maintain an adequate BSA/AML compliance program can lead to significant monetary penalties and reputational damage. In addition, federal regulators evaluate the effectiveness of an applicant in combating money laundering when determining whether to approve a proposed bank merger, acquisition, restructuring, or other expansionary activity. There have been a number of significant enforcement actions against banks, broker-dealers and non-bank
financial institutions with respect to sanctions laws and BSA/AML laws and some have resulted in substantial penalties, including against the Company and U.S. Bank National Association in 2018.
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
Compliance with new regulations and supervisory initiatives have increased the Company’s costs over time and may continue to do so. In addition, regulatory changes may reduce the Company’s revenues, limit the types of financial services and products it may offer, alter the investments it makes, affect the manner in which it operates its businesses, increase its litigation and regulatory costs should it fail to appropriately comply with new or modified laws and regulatory requirements, and increase the ability of non-banks
to offer competing financial services and products.
Stringent requirements related to capital and liquidity have been adopted by United States banking regulators that may limit the Company’s ability to return earnings to shareholders or operate or invest in its business
United States banking regulators have adopted stringent capital- and liquidity-related standards applicable to larger banking organizations, including the Company. The rules require banks to hold more and higher quality capital as well as sufficient unencumbered liquid assets to meet certain stress scenarios defined by regulation. In November 2019, the federal banking regulators adopted two final rules (the “Tailoring Rules”) that revised the criteria for determining the applicability of regulatory capital and liquidity requirements for large U.S. banking organizations, including the Company and U.S. Bank National Association, and that tailored the application of the Federal Reserve’s enhanced prudential standards to large banking organizations. Although the Tailoring Rules and other recent changes to capital- and liquidity-related rules generally have simplified the regulatory framework applicable to the Company, future changes to the implementation of these rules including the common equity tier 1 capital conservation buffer, or additional capital- and liquidity-related rules, could require the Company to take further steps to increase its capital, increase its investment security holdings, divest assets or operations, or otherwise change aspects of its capital and/or liquidity measures, including in ways that may be dilutive to shareholders or could limit the Company’s ability to pay common stock dividends, repurchase its common stock, invest in its businesses or provide loans to its customers. Refer to “Supervision and Regulation” in the Company’s Annual
Report on Form
10-K
for additional information regarding the Company’s capital and liquidity requirements.
Additional requirements may be imposed in the future. In December 2017, the Basel Committee finalized a package of revisions to the Basel III framework. The changes are meant to improve the calculation of risk-weighted assets and the comparability of capital ratios. Federal banking regulators are expected to undertake rule-makings in future years to implement these revisions in the United States. In addition, in April 2018 the Federal Reserve proposed stress capital buffer requirements that would replace the capital conservation buffer with a stress capital buffer and introduce a stress leverage buffer. Refer to “Supervision and Regulation” in the Company’s Annual Report on Form
10-K
for additional information regarding the proposed stress buffer requirements. The ultimate impact of revisions to the Basel III–based framework in the United States and the stress buffer requirements on the Company’s capital and liquidity will depend on the final rule-makings and the implementation process thereafter.
The Company is subject to significant financial and reputation risks from potential legal liability and governmental actions
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
Loss of customer deposits could increase the Company’s funding costs
The Company relies on bank deposits to be a
low-cost
and stable source of funding. The Company competes with banks and other financial services companies for deposits, including those that offer on-line
channels. If the Company’s competitors raise the interest rates they pay on deposits, the Company’s funding costs may increase, either because the Company raises the interest rates it pays on deposits to avoid losing deposits to competitors or because the Company loses deposits to competitors and must rely on more expensive sources of funding. Higher funding costs reduce the Company’s net interest margin and net interest income. Checking and savings account balances and other forms of customer deposits may decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff. When customers move money out of bank deposits and into other investments, the Company may lose a relatively low-cost
source of funds, increasing the Company’s funding costs and reducing the Company’s net interest income.
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
Competitive and Strategic Risk
The financial services industry is highly competitive, and competitive pressures could intensify and adversely affect the Company’s financial results
The Company operates in a highly competitive industry that could become even more competitive as a result of legislative, regulatory and technological changes, as well as continued industry consolidation, which may increase in connection with current economic and market conditions. This consolidation may produce larger, better-capitalized and more geographically diverse companies that are capable of offering a wider array of financial products and services at more competitive prices. The Company competes with other commercial banks, savings and loan associations,

mutual savings banks, finance companies, mortgage banking companies, credit unions, investment companies, credit card companies, and a variety of other financial services and advisory companies. Legislative or regulatory changes also could lead to increased competition in the financial services sector. For example, the Economic Growth Act and the Tailoring Rules have reduced the regulatory burden of large bank holding companies, including the Company and some of its competitors, and raised the asset thresholds at which more onerous requirements apply, which could cause certain large bank holding companies with less than $250 billion in total consolidated assets, which were previously subject to more stringent enhanced prudential standards, to become more competitive or to pursue expansion more aggressively.
In addition, technology has lowered barriers to entry and made it possible for non-banks
to offer products and services, such as loans and payment services, that traditionally were banking products, and made it possible for technology companies to compete with financial institutions in providing electronic, internet-based, and mobile phone–based financial solutions. Competition with non-banks,
including technology companies, to provide financial products and services is intensifying. In particular, the activity of financial technology companies (“fintechs”) has grown significantly over recent years and is expected to continue to grow. Fintechs have and may continue to offer bank or bank-like products. For example, a number of fintechs have applied for bank or industrial loan charters. In addition, other fintechs have partnered with existing banks to allow them to offer deposit products to their customers. Many of these companies, including the Company’s competitors, have fewer regulatory constraints, and some have lower cost structures, in part due to lack of physical structures. Also, the potential need to adapt to industry changes in information technology systems, on which the Company and financial services industry are highly dependent, could present operational issues and require capital spending. The Company’s ability to compete successfully depends on a number of factors, including, among others, its ability to develop and execute strategic plans and initiatives; developing, maintaining and building long-term customer relationships based on quality service, competitive prices, high ethical standards and safe, sound assets; and industry and general economic trends. A failure to compete effectively could contribute to downward price pressure on the Company’s products or services or a loss of market share.
The Company may need to lower prices on existing products and services and develop and introduce new products and services to maintain market share
The Company’s success depends, in part, on its ability to adapt its products and services to evolving industry standards. There is increasing pressure to provide products and services at lower prices. Lower prices can reduce the Company’s net interest margin and revenues from its fee-based
products and services. In addition, the adoption of new technologies or further developments in current technologies require the Company to make substantial expenditures to modify or adapt its existing products and services. Also, these and other capital investments in the Company’s businesses may not produce expected growth in earnings anticipated at the time of the expenditure. The Company might not be successful in developing or introducing new products and services, adapting to changing customer preferences and spending and saving habits, achieving market acceptance of its products and services, or sufficiently developing and maintaining loyal customer relationships.
The Company’s business could suffer if it fails to attract and retain skilled employees
The Company’s success depends, in large part, on its ability to attract and retain key employees. Competition for the best people in most activities the Company engages in can be intense. The Company may not be able to hire the best people or to keep them. Recent strong scrutiny of compensation practices has resulted in, and may continue to result in, additional regulation and legislation in this area. As a result, the Company may not be able to retain key employees by providing adequate compensation. In addition, there is the potential for changes in immigration policies in multiple jurisdictions, and the Company could be adversely affected to the extent that immigration policies or work authorization programs were to unduly restrict or otherwise make it more difficult for qualified employees to work in, or transfer among, jurisdictions in which the Company has operations or conducts its business. There is no assurance that these developments will not cause increased turnover or impede the Company’s ability to retain and attract the highest caliber employees.
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
Certain accounting policies are critical to presenting the Company’s financial condition and results of operations. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include the allowance for credit losses, estimations of fair value, the valuation of MSRs, and income taxes. Because of the uncertainty of estimates involved in these matters, the Company may be required to do one or more of the following: significantly increase the allowance for credit losses and/or sustain credit losses that are significantly higher than the reserve provided, recognize significant losses on the remeasurement of certain asset and liability balances, or significantly increase its accrued taxes liability. For more information, refer to “Critical Accounting Policies” in this Annual Report.
Changes in accounting standards could materially impact the Company’s financial statements
From time to time, the Financial Accounting Standards Board and the United States Securities and Exchange Commission change the financial accounting and reporting standards that govern the preparation of the Company’s financial statements. These changes can be hard to predict and can materially impact how the Company records and reports its financial condition and results of operations. The Company could be required to apply a new or revised standard retroactively or apply an existing standard differently, on a retroactive basis, in each case potentially resulting in the Company restating prior period financial statements. As an example, effective January 1, 2020, the Company adopted accounting guidance issued by the Financial Accounting Standards Board related to the impairment of financial instruments, particularly the allowance for loan losses. This guidance changes impairment recognition to a model that is based on expected losses rather than incurred losses, which is intended to result in more timely recognition of credit losses. Upon adoption, the Company increased its allowance for credit losses and reduced retained earnings by $1.5 billion.
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

Executive Officers

Andrew Cecere
Mr. Cecere is Chairman, President and Chief Executive Officer of U.S. Bancorp. Mr. Cecere, 59, has served as President of U.S. Bancorp since January 2016, Chief Executive Officer since April 2017 and Chairman since April 2018. He also served as Vice Chairman and Chief Operating Officer from January 2015 to January 2016 and was U.S. Bancorp’s Vice Chairman and Chief Financial Officer from February 2007 until January 2015. Until that time, he served as Vice Chairman, Wealth Management and Investment Services, of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001. Previously, he had served as an executive officer of the former U.S. Bancorp, including as Chief Financial Officer from May 2000 through February 2001.
Ismat Aziz
Ms. Aziz is Senior Executive Vice President and Chief Human Resources Officer of U.S. Bancorp. Ms. Aziz, 52, has served in this position since joining U.S. Bancorp in September 2018. She served as Chief Human Resources Officer of Sprint Corporation from May 2016 until September 2018. Ms. Aziz served as the Chief Human Resources Officer of Sam’s Club from April 2012 to April 2016, and as the Senior Vice President of Business Capability and Human Resources of Sam’s Club from August 2010 to April 2012. Prior to that time, she served as the Vice President of Business Capability and Human Resources at Sears Canada from June 2009 to August 2010.
James L. Chosy
Mr. Chosy is Senior Executive Vice President and General Counsel of U.S. Bancorp. Mr. Chosy, 56, has served in this position since March 2013. He also served as Corporate Secretary of U.S. Bancorp from March 2013 until April 2016. From 2001 to 2013, he served as the General Counsel and Secretary of Piper Jaffray Companies. From 1995 to 2001, Mr. Chosy was Vice President and Associate General Counsel of U.S. Bancorp, having also served as Assistant Secretary of U.S. Bancorp from 1995 through 2000 and as Secretary from 2000 until 2001.
Terrance R. Dolan
Mr. Dolan is Vice Chair and Chief Financial Officer of U.S. Bancorp. Mr. Dolan, 58, has served in this position since August 2016. From July 2010 to July 2016, he served as Vice Chairman, Wealth Management and Investment Services, of U.S. Bancorp. From September 1998 to July 2010, Mr. Dolan served as U.S. Bancorp’s Controller. He additionally held the title of Executive Vice President from January 2002 until June 2010 and Senior Vice President from September 1998 until January 2002.
Leslie V. Godridge
Ms. Godridge is Vice Chair, Corporate and Commercial Banking, of U.S. Bancorp. Ms. Godridge, 64, has served in this position since January 2016. From February 2013 until December 2015, she served as Executive Vice President, National Corporate Specialized Industries and Global Treasury Management, of U.S. Bancorp. From February 2007, when she joined U.S. Bancorp, until January 2013, Ms. Godridge served as Executive Vice President, National Corporate and Institutional Banking, of U.S. Bancorp. Prior to that time, she served as Senior Executive Vice President and a member of the Executive Committee at The Bank of New York, where she was head of BNY Asset Management, Private Banking, Consumer Banking and Regional Commercial Banking from 2004 to 2006.
Ms. Godridge will retire from U.S. Bancorp on June 30, 2020.
Gunjan Kedia
Ms. Kedia is Vice Chair, Wealth Management and Investment Services, of U.S. Bancorp. Ms. Kedia, 49, has served in this position since joining U.S. Bancorp in December 2016. From October 2008 until May 2016, she served as Executive Vice President of State Street Corporation where she led the core investment servicing business in North and South America and served as a member of State Street’s management committee, its senior most strategy and policy committee. Previously, Ms. Kedia was an Executive Vice President of global product management at Bank of New York Mellon from 2004 to 2008.
James B. Kelligrew
Mr. Kelligrew is Vice Chair, Corporate and Commercial Banking, of U.S. Bancorp. Mr. Kelligrew, 54, has served in this position since January 2016. From March 2014 until December 2015, he served as Executive Vice President, Fixed Income and Capital Markets, of U.S. Bancorp, having served as Executive Vice President, Credit Fixed Income, of U.S. Bancorp from May 2009 to March 2014. Prior to that time, he held various leadership positions with Wells Fargo Securities from 2003 to 2009.
Shailesh M. Kotwal
Mr. Kotwal is Vice Chair, Payment Services, of U.S. Bancorp. Mr. Kotwal, 55, has served in this position since joining U.S. Bancorp in March 2015. From July 2008 until May 2014, he served as Executive Vice President of TD Bank Group with responsibility for retail banking products and services and as Chair of its enterprise payments council. From 2006 until 2008, he served as President, International, of eFunds Corporation. Previously, Mr. Kotwal served in various leadership roles at American Express Company from 1989 until 2006, including responsibility for operations in North and South America, Europe and the Asia-Pacific regions.

Katherine B. Quinn
Ms. Quinn is Vice Chair and Chief Administrative Officer of U.S. Bancorp. Ms. Quinn, 55, has served in this position since April 2017. From September 2013 to April 2017, she served as Executive Vice President and Chief Strategy and Reputation Officer of U.S. Bancorp and has served on U.S. Bancorp’s Managing Committee since January 2015. From September 2010 until January 2013, she served as Chief Marketing Officer of WellPoint, Inc. (now known as Anthem, Inc.), having served as Head of Corporate Marketing of WellPoint from July 2005 until September 2010.
Jodi L. Richard
Ms. Richard is Vice Chair and Chief Risk Officer of U.S. Bancorp. Ms. Richard, 51, has served in this position since October 2018. She served as Executive Vice President and Chief Operational Risk Officer of U.S. Bancorp from January 2018 until October 2018, having served as Senior Vice President and Chief Operational Risk Officer from 2014 until January 2018. Prior to that time, Ms. Richard held various senior leadership roles at HSBC from 2003 until 2014, including Executive Vice President and Head of Operational Risk and Internal Control at HSBC North America from 2008 to 2014. Ms. Richard started her career at the Office of the Comptroller of the Currency in 1990 as a national bank examiner.
Mark G. Runkel
Mr. Runkel is Senior Executive Vice President and Chief Credit Officer of U.S. Bancorp. Mr. Runkel, 43, has served in this position since December 2013. From February 2011 until December 2013, he served as Senior Vice President and Credit Risk Group Manager of U.S. Bancorp Retail and Payment Services Credit Risk Management, having served as Senior Vice President and Risk Manager of U.S. Bancorp Retail and Small Business Credit Risk Management from June 2009 until February 2011. From March 2005 until May 2009, he served as Vice President and Risk Manager of U.S. Bancorp.
Jeffry H. von Gillern
Mr. von Gillern is Vice Chair, Technology and Operations Services, of U.S. Bancorp. Mr. von Gillern, 54, has served in this position since July 2010. From April 2001, when he joined U.S. Bancorp, until July 2010, Mr. von Gillern served as Executive Vice President of U.S. Bancorp, additionally serving as Chief Information Officer from July 2007 until July 2010.
Timothy A. Welsh
Mr. Welsh is Vice Chair, Consumer and Business Banking, of U.S. Bancorp. Mr. Welsh, 54, has served in this position since joining U.S. Bancorp in July 2017. From July 2006 until June 2017, he served as a Senior Partner at McKinsey & Company where he specialized in financial services and the consumer experience. Previously, Mr. Welsh served as a Partner at McKinsey & Company from 1999 to 2006.
Derek J. White
Mr. White is
 Vice Chair and
Chief Digital Officer of U.S. Bancorp. Mr. White, 46, has served in this position since joining U.S. Bancorp in June 2019. He served as Global Head of Client Solutions of BBVA from March 2016 until April 2019. Prior to joining BBVA, Mr. White served in various senior leadership roles at Barclays Bank from 2005 to 2016, including as the Chief Design and Digital Officer from June 2013 to February 2016.

Directors

Andrew Cecere
1
,3,7
Chairman, President and Chief Executive Officer
U.S. Bancorp
Warner L. Baxter
1,2,3
Chairman, President and Chief Executive Officer
Ameren Corporation
(Energy)
Dorothy J. Bridges
6,7
Former Senior Vice President
Federal Reserve Bank of Minneapolis
(Government)
Elizabeth L. Buse
2,3
Former Chief Executive Officer
Monitise PLC
(Financial services)
Marc N. Casper
5,6
President and Chief Executive Officer
Thermo Fisher Scientific Inc.
(Life sciences and healthcare technology)
Arthur D. Collins, Jr.
1,4,5
Retired Chairman and Chief Executive Officer
Medtronic, Inc.
(Medical device and technology)
Kimberly J. Harris
1,5,6
Retired President and Chief Executive Officer
Puget Energy, Inc.
(Energy)
Roland A. Hernandez
1,2,3
Founding Principal and Chief Executive Officer
Hernandez Media Ventures
(Media)
Doreen Woo Ho
3,7
Commissioner
San Francisco Port Commission
(Government)
Olivia F. Kirtley
4,5,7
Business Consultant
(Consulting)
Karen S. Lynch
2,6
Executive Vice President
CVS Health Corporation
(Health care)
Richard P. McKenney
1,6,7
President and Chief Executive Officer
Unum Group
(Financial protection benefits)
Yusuf I. Mehdi
6,7
Corporate Vice President
Microsoft Corporation
(Technology)
David B. O’Maley
1,4,5
Retired Chairman, President and Chief Executive Officer
Ohio National Mutual Holdings, Inc.
(Insurance)
O’dell M. Owens, M.D., M.P.H.
3,4
President and Chief Executive Officer
Interact for Health
(Health and wellness)
Craig D. Schnuck
5,7
Former Chairman and Chief Executive Officer
Schnuck Markets, Inc.
(Food retail)
John P. Wiehoff
6,7
Chairman and Retired Chief Executive Officer
C.H. Robinson Worldwide, Inc.
(Transportation and logistics services)
Scott W. Wine
1,2,4
Chairman and Chief Executive Officer
Polaris Industries Inc.
(Motorized products)

1.	Executive Committee

2.	Audit Committee

3.	Capital Planning Committee

4.	Compensation and Human Resources Committee

5.	Governance Committee

6.	Public Responsibility Committee

7.	Risk Management Committee

