Form 10-K, Exhibit 13
period 2020-12-31
US BANCORP \DE\
filed 2021-02-23
CIK 36104

Exhibit 13
The following pages discuss in detail the financial results we achieved in 2020 — results that reflect how we are creating the future now.

The following information appears in accordance with the Private Securities Litigation Reform Act of 1995:
This report contains forward-looking statements about U.S. Bancorp. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements and are based on the information available to, and assumptions and estimates made by, management as of the date hereof. These forward-looking statements cover, among other things, anticipated future revenue and expenses and the future plans and prospects of U.S. Bancorp. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated. The
COVID-19
pandemic is adversely affecting U.S. Bancorp, its customers, counterparties, employees, and third-party service providers, and the ultimate extent of the impacts on its business, financial position, results of operations, liquidity, and prospects is uncertain. Continued deterioration in general business and economic conditions or turbulence in domestic or global financial markets could adversely affect U.S. Bancorp’s revenues and the values of its assets and liabilities, reduce the availability of funding to certain financial institutions, lead to a tightening of credit, and increase stock price volatility. In addition, changes to statutes, regulations, or regulatory policies or practices could affect U.S. Bancorp in substantial and unpredictable ways. U.S. Bancorp’s results could also be adversely affected by changes in interest rates; further increases in unemployment rates; deterioration in the credit quality of its loan portfolios or in the value of the collateral securing those loans; deterioration in the value of its investment securities; legal and regulatory developments; litigation; increased competition from both banks and non-banks;
civil unrest; changes in customer behavior and preferences; breaches in data security; failures to safeguard personal information; effects of mergers and acquisitions and related integration; effects of critical accounting policies and judgments; and management’s ability to effectively manage credit risk, market risk, operational risk, compliance risk, strategic risk, interest rate risk, liquidity risk and reputation risk.
Additional factors could cause actual results to differ from expectations, including the risks discussed in the “Corporate Risk Profile” section on pages 36 to 58 and “Risk Factors” section on pages 146 to 158 of this report. In addition, factors other than these risks also could adversely affect U.S. Bancorp’s results, and the reader should not consider these risks to be a complete set of all potential risks or uncertainties. Forward-looking statements speak only as of the date hereof, and U.S. Bancorp undertakes no obligation to update them in light of new information or future events.

22	Management’s Discussion and Analysis

	22	Overview

	24	Statement of Income Analysis

	28	Balance Sheet Analysis

	36	Corporate Risk Profile

		36	Overview

		37	Credit Risk Management

		50	Residual Value Risk Management

		50	Operational Risk Management

		51	Compliance Risk Management

		51	Interest Rate Risk Management

		53	Market Risk Management

		54	Liquidity Risk Management

		57	Capital Management

	58	Fourth Quarter Summary

	60	Line of Business Financial Review

	64	Non-GAAP Financial Measures

	66	Accounting Changes

	66	Critical Accounting Policies

	68	Controls and Procedures

69	Reports of Management and Independent Accountants

73	Consolidated Financial Statements and Notes

140	Five-Year Consolidated Financial Statements

142	Quarterly Consolidated Financial Data

143	Supplemental Financial Data

146	Company Information

159	Managing Committee

161	Directors

Management’s Discussion and Analysis
Overview

In 2020, U.S. Bancorp and its subsidiaries (the “Company”) continued to demonstrate its financial strength despite significant weakness in the domestic and global economies. The
COVID-19
pandemic and the mitigation efforts put in place by companies, consumers and governmental authorities to contain it created the most severe negative impact to the domestic and global economies since the Great Depression. These adverse economic conditions moderated during the second half of 2020 as the economies began to recover and unemployment began to decline. Despite a challenging economic environment, the Company’s diversified business mix generated healthy fee revenue growth, capital and liquidity are in a strong position, and the Company demonstrated strong discipline over its expense growth while continuing to invest in digital capabilities and key business initiatives to drive growth and improve efficiencies in the future.
As a result of the economic challenges, the Company earned $5.0 billion in 2020, a decrease of $2.0 billion (28.3 percent) from 2019, reflecting an increase in the provision for credit losses, lower net interest income and higher noninterest expense, partially offset by noninterest income growth. The increase in the provision for credit losses was driven by unfavorable economic conditions caused by the impact of
COVID-19
on the domestic and global economies. Net interest income decreased as a result of lower interest rates, partially offset by changes in deposit and funding mix, loan growth and higher loan fees. Noninterest income increased due to significant growth in mortgage banking revenue due to refinancing activities and strong growth in commercial products revenue, partially offset by declines in payment services revenue and deposit service charges due to lower consumer and business spending. Noninterest expense increased reflecting costs incurred related to the
COVID-19
environment, an increase in revenue-related production expenses and higher costs related to developing digital capabilities and related business investment.
In 2020, the Company grew its loan portfolio and increased deposits significantly. Average loan balances in 2020 increased $16.6 billion (5.7 percent) over 2019 primarily due to higher commercial loans, reflecting customer utilization of bank credit facilities to support their liquidity requirements, loans made under the Small Business Administration’s (“SBA”) Paycheck Protection Program, growth in residential mortgages given the lower interest rate environment, and higher commercial real estate loans. These increases were partially offset by lower credit card loans driven by a decline in consumer spending during the year, and lower other retail loans. Average deposit balances in 2020 increased $51.8 billion (14.9 percent) over 2019 primarily due to higher total savings and noninterest-bearing deposit balances, partially offset by lower time deposit balances. The growth in average total savings and noninterest-bearing deposits was primarily a result of actions taken by the federal government to increase liquidity in the financial system, customers maintaining balance sheet liquidity by utilizing existing credit facilities and government stimulus programs.
The Company’s common equity tier 1 capital to risk-weighted assets ratio, using the Basel III standardized approach was 9.7 percent at December 31, 2020. Refer to Table 23 for a summary of the statutory capital ratios in effect for the Company at December 31, 2020 and 2019. Further, credit rating organizations rate the Company’s debt among the highest of any bank in the world. This comparative financial strength provides the Company with favorable funding costs, strong liquidity and the ability to attract new customers.
The Company’s financial strength, business model, credit culture and focus on efficiency have enabled it to deliver solid financial performance during the challenging economic environment of 2020. Given the current economic environment, the Company will continue to focus on managing credit losses and operating costs, while also utilizing its financial strength to grow market share. The Company believes it is well positioned for long-term growth in earnings per common share and industry-leading returns on assets and common equity. The Company remains committed to delivering best-in-class
products and services and in 2021 will continue to invest in its digital capabilities, technology and people to drive revenue growth and efficiency improvement.

TABLE 1	Selected Financial Data

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2020	2019	2018	2017	2016
Condensed Income Statement
Net interest income	$12,825	$13,052	$12,919	$12,380	$11,666
Taxable-equivalent adjustment (a)	99	103	116	205	203

Net interest income (taxable-equivalent basis) (b)	12,924	13,155	13,035	12,585	11,869
Noninterest income	10,401	9,831	9,602	9,317	9,290

Total net revenue	23,325	22,986	22,637	21,902	21,159
Noninterest expense	13,369	12,785	12,464	12,790	11,527
Provision for credit losses	3,806	1,504	1,379	1,390	1,324

Income before taxes	6,150	8,697	8,794	7,722	8,308
Income taxes and taxable-equivalent adjustment	1,165	1,751	1,670	1,469	2,364

Net income	4,985	6,946	7,124	6,253	5,944
Net (income) loss attributable to noncontrolling interests	(26)	(32)	(28)	(35)	(56)

Net income attributable to U.S. Bancorp	$4,959	$6,914	$7,096	$6,218	$5,888

Net income applicable to U.S. Bancorp common shareholders	$4,621	$6,583	$6,784	$5,913	$5,589

Per Common Share
Earnings per share	$3.06	$4.16	$4.15	$3.53	$3.25
Diluted earnings per share	3.06	4.16	4.14	3.51	3.24
Dividends declared per share	1.68	1.58	1.34	1.16	1.07
Book value per share (c)	31.26	29.90	28.01	26.34	24.63
Market value per share	46.59	59.29	45.70	53.58	51.37
Average common shares outstanding	1,509	1,581	1,634	1,677	1,718
Average diluted common shares outstanding	1,510	1,583	1,638	1,683	1,724
Financial Ratios
Return on average assets	.93%	1.45%	1.55%	1.39%	1.36%
Return on average common equity	10.0	14.1	15.4	13.8	13.4
Net interest margin (taxable-equivalent basis) (a)	2.68	3.06	3.14	3.10	3.04
Efficiency ratio (b)	57.8	55.8	55.1	58.5	54.5
Net charge-offs as a percent of average loans outstanding	.58	.50	.48	.48	.47
Average Balances
Loans	$307,269	$290,686	$280,701	$276,537	$267,811
Loans held for sale	6,985	3,769	3,230	3,574	4,181
Investment securities (d)	125,954	117,150	113,940	111,820	107,922
Earning assets	481,402	430,537	415,067	406,421	389,877
Assets	531,207	475,653	457,014	448,582	433,313
Noninterest-bearing deposits	98,539	73,863	78,196	81,933	81,176
Deposits	398,615	346,812	333,462	333,514	312,810
Short-term borrowings	19,182	18,137	21,790	15,022	19,906
Long-term debt	44,040	41,572	37,450	35,601	36,220
Total U.S. Bancorp shareholders’ equity	52,246	52,623	49,763	48,466	47,339
Period End Balances
Loans	$297,707	$296,102	$286,810	$280,432	$273,207
Investment securities	136,840	122,613	112,165	112,499	109,275
Assets	553,905	495,426	467,374	462,040	445,964
Deposits	429,770	361,916	345,475	347,215	334,590
Long-term debt	41,297	40,167	41,340	32,259	33,323
Total U.S. Bancorp shareholders’ equity	53,095	51,853	51,029	49,040	47,298
Asset Quality
Nonperforming assets	$1,298	$829	$989	$1,200	$1,603
Allowance for credit losses	8,010	4,491	4,441	4,417	4,357
Allowance for credit losses as a percentage of period-end loans	2.69%	1.52%	1.55%	1.58%	1.59%
Capital Ratios
Common equity tier 1 capital	9.7%	9.1%	9.1%	9.3%	9.4%
Tier 1 capital	11.3	10.7	10.7	10.8	11.0
Total risk-based capital	13.4	12.7	12.6	12.9	13.2
Leverage	8.3	8.8	9.0	8.9	9.0
Total leverage exposure	7.3	7.0	7.2
Tangible common equity to tangible assets (b)	6.9	7.5	7.8	7.6	7.5
Tangible common equity to risk-weighted assets (b)	9.5	9.3	9.4	9.4	9.2
Common equity tier 1 capital to risk-weighted assets, reflecting the full implementation of the current expected credit losses methodology (b)	9.3
(a)
Based on federal income tax rates of 21 percent for 2020, 2019 and 2018 and 35 percent for 2017 and 2016, for those assets and liabilities whose income or expense is not included for federal income tax purposes.

(b)	See Non-GAAP Financial Measures beginning on page 64.
(c)	Calculated as U.S. Bancorp common shareholders’ equity divided by common shares outstanding at end of the period.
(d)
Excludes unrealized gains and losses on
available-for-sale
investment securities and any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale
to
held-to-maturity.

Earnings Summary
The Company reported net income attributable to U.S. Bancorp of $5.0 billion in 2020, or $3.06 per diluted common share, compared with $6.9 billion, or $4.16 per diluted common share, in 2019. Return on average assets and return on average common equity were 0.93 percent and 10.0 percent, respectively, in 2020, compared with 1.45 percent and 14.1 percent, respectively, in 2019. During a challenging period adversely impacted by the
COVID-19
pandemic, the Company’s diversified business generated growth in net revenue and supported a provision for credit losses of $3.8 billion resulting in a $2.0 billion increase in the allowance for credit losses in 2020.
Total net revenue for 2020 was $339 million (1.5 percent) higher than 2019, reflecting a 5.8 percent increase in noninterest income, partially offset by a 1.7 percent decrease in net interest income (1.8 percent on a taxable-equivalent basis). The decrease in net interest income from the prior year was primarily due to the impact of lower rates, partially offset by changes in deposit and funding mix, loan growth and higher loan fees. The increase in noninterest income was driven by significant growth in mortgage banking revenue and commercial products revenue, as well as increases in trust and investment management fees and gains on the sale of investment securities. Growth in these fee categories was partially offset by a decline in payment services revenue and deposit service charges related to lower consumer and business spending. Additionally, other noninterest income declined from the prior year due to lower equity investment income and certain asset impairments, partially offset by gains on sale of certain businesses in 2020.
Noninterest expense in 2020 was $584 million (4.6 percent) higher than 2019, reflecting costs related to
COVID-19
and an increase in revenue-related production expenses in 2020. Additionally, noninterest expense reflected an increase in personnel costs and technology and communications expense related to developing digital capabilities and related business investment, as well as an increase in other noninterest expense, partially offset by lower marketing and business development expense.
Results for 2019 Compared With 2018
For discussion related to changes in financial condition and results of operations for 2019 compared with 2018, refer to “Management’s Discussion and Analysis” in the Company’s Annual Report on Form
10-K
for the year ended December 31, 2019, which was filed with the Securities and Exchange Commission on February 20, 2020.
Statement of Income Analysis
Net Interest Income
Net interest income, on a taxable-equivalent basis, was $12.9 billion in 2020, compared with $13.2 billion in 2019. The $231 million (1.8 percent) decrease in net interest income, on a taxable-equivalent basis, in 2020 compared with 2019, was principally driven by the impact of lower interest rates from the prior year, partially offset by changes in deposit and funding mix, loan growth and higher loan fees. Average earning assets were $50.9 billion (11.8 percent) higher in 2020, compared with 2019, reflecting increases in loans, investment securities and other earning assets primarily representing cash balances. The net interest margin, on a taxable-equivalent basis, in 2020 was 2.68 percent, compared with 3.06 percent in 2019. The decrease in the net interest margin in 2020, compared with 2019, was primarily due to the impact of lower interest rates, changes in the yield curve, a decision to maintain higher cash balances for liquidity, and higher premium amortization within the investment portfolio, partially offset by the net benefit of changes in loan mix and deposit and funding mix. Refer to the “Interest Rate Risk Management” section for further information on the sensitivity of the Company’s net interest income to changes in interest rates.
Average total loans were $307.3 billion in 2020, compared with $290.7 billion in 2019. The $16.6 billion (5.7 percent) increase was primarily due to higher commercial loans, residential mortgages and commercial real estate loans, partially offset by decreases in credit card loans and other retail loans. Average commercial loans increased $10.8 billion (10.4 percent), reflecting the utilization of bank credit facilities by customers to support liquidity requirements as well as the impact of loans made under the SBA’s Paycheck Protection Program. Average residential mortgages increased $5.9 billion (8.7 percent) due to higher mortgage loan production given the lower interest rate environment, and higher Government National Mortgage Association (“GNMA”) buybacks. Average commercial real estate loans increased $1.2 billion (3.0 percent) in 2020, compared with 2019, primarily the result of higher commercial mortgage new business in the first half of 2020, along with slower paydowns of balances by customers in the second half of the year. Average credit card balances decreased $977 million (4.2 percent), reflecting the net impact of lower consumer spending during 2020, partially offset by the acquisition of a credit card portfolio in 2020. The $291 million (0.5 percent) decrease in average other retail loans was primarily due to lower home equity loans, revolving credit balances, auto loans and retail leasing loans, partially offset by an increase in installment loans.

TABLE 2	Analysis of Net Interest Income (a)

Year Ended December 31 (Dollars in Millions)	2020	2019	2018	2020 v 2019	2019 v 2018
Components of Net Interest Income
Income on earning assets (taxable-equivalent basis)	$14,942	$17,607	$16,298	$(2,665)	$1,309
Expense on interest-bearing liabilities (taxable-equivalent basis)	2,018	4,452	3,263	(2,434)	1,189
Net interest income (taxable-equivalent basis) (b)	$12,924	$13,155	$13,035	$(231)	$120
Net interest income, as reported	$12,825	$13,052	$12,919	$(227)	$133
Average Yields and Rates Paid
Earning assets yield (taxable-equivalent basis)	3.10%	4.09%	3.93%	(.99)%	.16%
Rate paid on interest-bearing liabilities (taxable-equivalent basis)	.56	1.34	1.04	(.78)	.30
Gross interest margin (taxable-equivalent basis)	2.54%	2.75%	2.89%	(.21)%	(.14)%
Net interest margin (taxable-equivalent basis)	2.68%	3.06%	3.14%	(.38)%	(.08)%
Average Balances
Investment securities (c)	$125,954	$117,150	$113,940	$8,804	$3,210
Loans	307,269	290,686	280,701	16,583	9,985
Earning assets	481,402	430,537	415,067	50,865	15,470
Noninterest-bearing deposits	98,539	73,863	78,196	24,676	(4,333)
Interest-bearing deposits	300,076	272,949	255,266	27,127	17,683
Total deposits	398,615	346,812	333,462	51,803	13,350
Interest-bearing liabilities	363,298	332,658	314,506	30,640	18,152
(a)	Interest and rates are presented on a fully taxable-equivalent basis based on a federal income tax rate of 21 percent.
(b)	See Non-GAAP Financial Measures beginning on page 64.
(c)
Excludes unrealized gains and losses on
available-for-sale
investment securities and any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale
to
held-to-maturity.

Average investment securities in 2020 were $8.8 billion (7.5 percent) higher than in 2019, primarily due to purchases of mortgage-backed securities, net of prepayments and maturities.
Average total deposits for 2020 were $51.8 billion (14.9 percent) higher than 2019. Average total savings deposits for 2020 were $33.7 billion (14.7 percent) higher than 2019, driven by increases in Consumer and Business Banking, Corporate and Commercial Banking, and Wealth Management and Investment Services balances. Average noninterest-bearing deposits were $24.7 billion (33.4 percent) higher in 2020, compared with 2019, reflecting increases across all business lines. The growth in average total savings and noninterest-bearing deposits was primarily a result of the actions by the federal government to increase liquidity in the financial system, customers maintaining balance sheet liquidity by utilizing existing credit facilities and government stimulus programs. The increase in average noninterest-bearing deposits in Payment Services was driven by state unemployment distributions on prepaid debit cards. Average time deposits for 2020 were $6.5 billion (14.7 percent) lower than 2019, primarily driven by decreases in those deposits managed as an alternative to other funding sources, based largely on relative pricing and liquidity characteristics, partially offset by increases in Consumer and Business Banking balances reflecting the acquisition of deposit balances from State Farm Bank in the fourth quarter of 2020.

TABLE 3	Net Interest Income — Changes Due to Rate and Volume (a)

	2020 v 2019			2019 v 2018
Year Ended December 31 (Dollars in Millions)	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Increase (decrease) in

Interest Income
Investment securities	$222	$(684)	$(462)	$75	$201	$276
Loans held for sale	138	(84)	54	28	(31)	(3)
Loans
Commercial	442	(1,479)	(1,037)	167	267	434
Commercial real estate	57	(519)	(462)	(28)	66	38
Residential mortgages	231	(209)	22	224	54	278
Credit card	(112)	(176)	(288)	192	(57)	135
Other retail	(14)	(316)	(330)	40	176	216
Covered loans	—	—	—	(134)	—	(134)
Total loans	604	(2,699)	(2,095)	461	506	967
Other earning assets	401	(563)	(162)	27	42	69
Total earning assets	1,365	(4,030)	(2,665)	591	718	1,309

Interest Expense
Interest-bearing deposits
Interest checking	36	(198)	(162)	5	72	77
Money market savings	237	(1,346)	(1,109)	86	473	559
Savings accounts	14	(79)	(65)	2	53	55
Time deposits	(130)	(439)	(569)	87	208	295
Total interest-bearing deposits	157	(2,062)	(1,905)	180	806	986
Short-term borrowings	21	(247)	(226)	(65)	48	(17)
Long-term debt	73	(376)	(303)	111	109	220
Total interest-bearing liabilities	251	(2,685)	(2,434)	226	963	1,189
Increase (decrease) in net interest income	$1,114	$(1,345)	$(231)	$365	$(245)	$120
(a)
This table shows the components of the change in net interest income by volume and rate on a taxable-equivalent basis based on a federal income tax rate of 21 percent. This table does not take into account the level of noninterest-bearing funding, nor does it fully reflect changes in the mix of assets and liabilities. The change in interest not solely due to changes in volume or rates has been allocated on a pro-rata
basis to volume and yield/rate.

Provision for Credit Losses
The provision for credit losses reflects changes in economic conditions and the size and credit quality of the entire portfolio of loans. The Company maintains an allowance for credit losses considered appropriate by management for expected losses, based on factors discussed in the “Analysis and Determination of Allowance for Credit Losses” section.
In 2020, the provision for credit losses was $3.8 billion, compared with $1.5 billion in 2019. In March 2020, economic conditions began to deteriorate, and continued to worsen in the second quarter of 2020, due to the impact of the
COVID-19
pandemic. Economic conditions moderated during the second half of 2020 as economic projections for both the gross domestic product and unemployment levels improved throughout the third and fourth quarters. The Company recognized an increase of $1.9 billion in the allowance for credit losses during 2020 due to deteriorating credit quality and expected ongoing effects of these adverse economic conditions. In addition, the Company recognized an increase of $120 million in the allowance for credit losses during 2020, reflecting the expected losses within the acquired State Farm Bank credit card portfolio. Net charge-offs increased $332 million (22.8 percent) in 2020, compared with 2019, reflecting higher commercial and commercial real estate loan net charge-offs, partially offset by a decrease in credit card loan net charge-offs. Nonperforming assets increased $469 million (56.6 percent) from December 31, 2019 to December 31, 2020, primarily driven by increases in nonperforming commercial and commercial real estate loans.
Refer to “Corporate Risk Profile” for further information on the provision for credit losses, net charge-offs, nonperforming assets and other factors considered by the Company in assessing the credit quality of the loan portfolio and establishing the allowance for credit losses.

TABLE 4	Noninterest Income

Year Ended December 31 (Dollars in Millions)	2020	2019	2018	2020 v 2019	2019 v 2018
Credit and debit card revenue	$1,338	$1,413	$1,401	(5.3)%	.9%
Corporate payment products revenue	497	664	644	(25.2)	3.1
Merchant processing services	1,261	1,601	1,531	(21.2)	4.6
Trust and investment management fees	1,736	1,673	1,619	3.8	3.3
Deposit service charges	677	909	1,070	(25.5)	(15.0)
Treasury management fees	568	578	594	(1.7)	(2.7)
Commercial products revenue	1,143	934	895	22.4	4.4
Mortgage banking revenue	2,064	874	720	*	21.4
Investment products fees	192	186	188	3.2	(1.1)
Securities gains (losses), net	177	73	30	*	*
Other	748	926	910	(19.2)	1.8
Total noninterest income	$10,401	$9,831	$9,602	5.8%	2.4%
*	Not meaningful.

Noninterest Income
Noninterest income in 2020 was $10.4 billion, compared with $9.8 billion in 2019. The $570 million (5.8 percent) increase in 2020 over 2019 reflected growth in mortgage banking revenue, commercial products revenue, and trust and investment management fees, as well as higher gains on sales of investment securities, partially offset by lower payment services revenue, deposit service charges and other noninterest income. Mortgage banking revenue increased $1.2 billion in 2020, compared with 2019, due to higher mortgage loan production driven by refinancing activities and stronger gain on sale margins, partially offset by declines in mortgage servicing rights (“MSRs”) valuations, net of hedging activities. Commercial products revenue increased 22.4 percent in 2020, compared with 2019, primarily due to higher corporate bond issuance fees and trading revenue. Trust and investment management fees increased 3.8 percent due to business growth and favorable market conditions. Payment services revenue decreased in 2020, compared with 2019, due to a 5.3 percent decrease in credit and debit card revenue, a 25.2 percent decrease in corporate payment products revenue and a 21.2 percent decrease in merchant processing services revenue, all driven by lower sales volume due to the worldwide impact of the
COVID-19
pandemic on consumer and business spending. The decrease in credit and debit card revenue was partially offset by the impact of higher prepaid card fees related to government stimulus programs adopted in 2020. Deposit service charges decreased 25.5 percent primarily due to lower consumer spending activities. Other noninterest income decreased 19.2 percent in 2020, compared with 2019, primarily due to lower equity investment income and certain 2020 asset impairments as a result of expected branch closures and property damage from civil unrest that occurred during the year. These decreases in other noninterest income were partially offset by higher retail leasing end of term residual gains, higher tax-advantaged
investment syndication revenue, gains on sales of certain businesses in 2020 and the impact of a charge of $140 million in 2019 for a derivative liability related to Visa shares previously sold by the Company.

TABLE 5	Noninterest Expense

Year Ended December 31 (Dollars in Millions)	2020	2019	2018	2020 v 2019	2019 v 2018
Compensation	$6,635	$6,325	$6,162	4.9%	2.6%
Employee benefits	1,303	1,286	1,231	1.3	4.5
Net occupancy and equipment	1,092	1,123	1,063	(2.8)	5.6
Professional services	430	454	407	(5.3)	11.5
Marketing and business development	318	426	429	(25.4)	(.7)
Technology and communications	1,294	1,095	978	18.2	12.0
Postage, printing and supplies	288	290	324	(.7)	(10.5)
Other intangibles	176	168	161	4.8	4.3
Other	1,833	1,618	1,709	13.3	(5.3)
Total noninterest expense	$13,369	$12,785	$12,464	4.6%	2.6%
Efficiency ratio (a)	57.8%	55.8%	55.1%
(a)	See Non-GAAP Financial Measures beginning on page 64.

Noninterest Expense
Noninterest expense in 2020 was $13.4 billion, compared with $12.8 billion in 2019. The Company’s efficiency ratio was 57.8 percent in 2020, compared with 55.8 percent in 2019. The $584 million (4.6 percent) increase in noninterest expense in 2020 over 2019 was driven by additional expenses of $574 million in 2020, representing incremental costs related to the prepaid card business, expenses related to
COVID-19,
and revenue-related expenses due to higher mortgage production and capital markets activities. In addition, the increases were also driven by business investments, including those related to increased digital capabilities. The increase in 2020 noninterest expense over 2019 reflected higher compensation expense, technology and communications expense, and other noninterest expense, partially offset by lower marketing and business development expense, net occupancy and equipment expense, and professional services expense. Compensation expense increased 4.9 percent in 2020 over 2019, due to the impacts of merit increases and higher variable compensation related to business production within the mortgage banking and fixed income capital markets businesses. Technology and communications expense increased 18.2 percent primarily due to capital expenditures supporting business technology investments and the impact of increased call center volume on prepaid cards related to government stimulus programs adopted in 2020. Other noninterest expense increased 13.3 percent, reflecting expenses in 2020 related to
COVID-19,
higher revenue-related costs, merger-related costs related to acquired deposits, higher FDIC insurance expense driven by an increase in the assessment base, and higher state franchise taxes, partially offset by lower costs related to tax-advantaged
projects in 2020 and the impact of $200 million of severance charges and asset impairment accruals recorded in 2019. Incremental costs related to
COVID-19
include increased liabilities driven by the Company’s exposure as a credit card processor to charge-back risk on undelivered goods and services, including prepaid airline tickets, as well as expenses related to paying premium compensation to front-line workers and providing a safe working environment for employees. Marketing and business development expense decreased 25.4 percent due to a reduction in travel as a result of
COVID-19
and a decrease in 2020 marketing campaigns. Net occupancy and equipment expense decreased 2.8 percent due to branch closures, while professional services expense decreased 5.3 percent primarily due to fewer initiatives in 2020.
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
Pension expense is expected to remain unchanged at $201 million in 2021, primarily due to expected earnings on higher plan assets due to the Company’s 2020 contributions of $1.2 billion, offset by a lower expected rate of return on assets of 6.50 percent and a lower discount rate. Because of the complexity of forecasting pension plan activities, the accounting methods utilized for pension plans, the Company’s ability to respond to factors affecting the plans and the hypothetical nature of actuarial assumptions, the actual pension expense may differ from the expected amount.
Refer to Note 16 of the Notes to the Consolidated Financial Statements for further information on the Company’s pension plan funding practices, investment policies and asset allocation strategies, and accounting policies for pension plans.
The following table shows the effect of hypothetical changes in the discount rate and long-term rate of return (“LTROR”) on the Company’s expected 2021 pension expense:

Discount Rate (Dollars in Millions)	Down 100 Basis Points	Up 100 Basis Points
Incremental benefit (expense)	$(115)	$102
Percent of 2020 net income	(1.73)%	1.54%
LTROR (Dollars in Millions)	Down 100 Basis Points	Up 100 Basis Points
Incremental benefit (expense)	$(69)	$69
Percent of 2020 net income	(1.04)%	1.04%
Income Tax Expense
The provision for income taxes was $1.1 billion (an effective rate of 17.6 percent) in 2020, compared with $1.6 billion (an effective rate of 19.2 percent) in 2019. The reduced tax rate for 2020 was primarily a result of reduced pretax income driven by current economic conditions, including the higher provision for credit losses.
For further information on income taxes, refer to Note 18 of the Notes to Consolidated Financial Statements.
Balance Sheet Analysis
Average earning assets were $481.4 billion in 2020, compared with $430.5 billion in 2019. The increase in average earning assets of $50.9 billion (11.8 percent) was primarily due to increases in loans of $16.6 billion (5.7 percent), investment securities of $8.8 billion (7.5 percent) and other earning assets of $22.3 billion, primarily representing higher cash balances.
For average balance information, refer to Consolidated Daily Average Balance Sheet and Related Yields and Rates on pages 144 and 145.
Loans
The Company’s loan portfolio was $297.7 billion at December 31, 2020, compared with $296.1 billion at December 31, 2019, an increase of $1.6 billion (0.5 percent). The increase was driven by an increase in residential mortgages of $5.6 billion (7.9 percent), partially offset by decreases in credit card loans of $2.4 billion (9.9 percent), commercial loans of $992 million (1.0 percent), commercial real estate loans of $435 million (1.1 percent) and other retail loans of $94 million

(0.2 percent). Table 6 provides a summary of the loan distribution by product type, while Table 12 provides a summary of the selected loan maturity distribution by loan category. Average total loans increased $16.6 billion (5.7 percent) in 2020, compared with 2019. The increase was due to growth in commercial loans, residential mortgages and commercial real estate loans, partially offset by lower credit card and other retail loans.
Commercial
Commercial loans, including lease financing, decreased $992 million (1.0 percent) at December 31, 2020, compared with December 31, 2019, reflecting paydowns by corporate customers, partially offset by loans made under the SBA’s Paycheck Protection Program. Average commercial loans increased $10.8 billion (10.4 percent) in 2020, compared with 2019, reflecting the utilization of bank credit facilities by customers to support liquidity requirements as well as the impact of loans made under the SBA’s Paycheck Protection Program. Table 7 provides a summary of commercial loans by industry and geographical location.
Commercial Real Estate
The Company’s portfolio of commercial real estate loans, which includes commercial mortgages and construction and development loans, decreased $435 million (1.1 percent) at December 31, 2020, compared with December 31, 2019. The decrease was primarily the result of customers paying down balances, partially offset by new originations. Average commercial real estate loans increased $1.2 billion (3.0 percent) in 2020, compared with 2019. Table 8 provides a summary of commercial real estate loans by property type and geographical location.
The Company reclassifies construction loans to the commercial mortgage category if permanent financing criteria are met. In 2020, approximately $489 million of construction loans were reclassified to the commercial mortgage category. At December 31, 2020 and 2019, $80 million and $101 million, respectively, of tax-exempt
industrial development loans were secured by real estate. The Company’s commercial mortgage and construction and development loans had unfunded commitments of $11.3 billion at December 31, 2020 and 2019.
The Company also finances the operations of real estate developers and other entities with operations related to real estate. These loans are not secured directly by real estate but have similar characteristics to commercial real estate loans. These loans were included in the commercial loan category and totaled $14.0 billion and $14.3 billion at December 31, 2020 and 2019, respectively.

TABLE 6	Loan Portfolio Distribution

	2020		2019		2018		2017		2016
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Commercial
Commercial	$97,315	32.7%	$98,168	33.2%	$96,849	33.8%	$91,958	32.8%	$87,928	32.2%
Lease financing	5,556	1.9	5,695	1.9	5,595	1.9	5,603	2.0	5,458	2.0
Total commercial	102,871	34.6	103,863	35.1	102,444	35.7	97,561	34.8	93,386	34.2

Commercial Real Estate
Commercial mortgages	28,472	9.6	29,404	9.9	28,596	10.0	29,367	10.5	31,592	11.6
Construction and development	10,839	3.6	10,342	3.5	10,943	3.8	11,096	4.0	11,506	4.2
Total commercial real estate	39,311	13.2	39,746	13.4	39,539	13.8	40,463	14.5	43,098	15.8

Residential Mortgages
Residential mortgages	66,525	22.4	59,865	20.2	53,034	18.5	46,685	16.6	43,632	16.0
Home equity loans, first liens	9,630	3.2	10,721	3.6	12,000	4.2	13,098	4.7	13,642	5.0
Total residential mortgages	76,155	25.6	70,586	23.8	65,034	22.7	59,783	21.3	57,274	21.0
Credit Card	22,346	7.5	24,789	8.4	23,363	8.1	22,180	7.9	21,749	7.9

Other Retail
Retail leasing	8,150	2.7	8,490	2.9	8,546	3.0	7,988	2.8	6,316	2.3
Home equity and second mortgages	12,472	4.2	15,036	5.1	16,122	5.6	16,327	5.8	16,369	6.0
Revolving credit	2,688	.9	2,899	1.0	3,088	1.1	3,183	1.1	3,282	1.2
Installment	13,823	4.6	11,038	3.7	9,676	3.4	8,989	3.2	8,087	3.0
Automobile	19,722	6.6	19,435	6.5	18,719	6.5	18,934	6.8	17,571	6.4
Student	169	.1	220	.1	279	.1	1,903	.7	2,239	.8
Total other retail	57,024	19.1	57,118	19.3	56,430	19.7	57,324	20.4	53,864	19.7
Covered Loans	—	—	—	—	—	—	3,121	1.1	3,836	1.4
Total loans	$297,707	100.0%	$296,102	100.0%	$286,810	100.0%	$280,432	100.0%	$273,207	100.0%

TABLE 7	Commercial Loans by Industry Group and Geography

	2020		2019
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
Industry Group
Real-estate related	$14,032	13.6%	$14,329	13.8%
Financial institutions	11,208	10.9	9,386	9.0
Healthcare	7,815	7.6	6,398	6.2
Personal, professional and commercial services	7,597	7.4	6,799	6.5
Media and entertainment	5,737	5.6	4,993	4.8
Retail	5,277	5.1	5,131	4.9
Education and non-profit	4,698	4.6	4,262	4.1
Automotive	4,395	4.3	6,446	6.2
Technology	3,937	3.8	4,446	4.3
Food and beverage	3,869	3.8	4,009	3.9
Transportation	3,441	3.3	3,696	3.6
State and municipal government	3,157	3.1	3,095	3.0
Capital goods	2,911	2.8	3,465	3.3
Metals and mining	2,892	2.8	3,261	3.1
Building materials	2,813	2.7	2,367	2.3
Energy (includes Oil and gas)	2,624	2.6	3,644	3.5
Power (includes Utilities)	2,150	2.1	2,098	2.0
Agriculture	1,950	1.9	2,258	2.2
Other	12,368	12.0	13,780	13.3
Total	$102,871	100.0%	$103,863	100.0%
Geography
California	$14,053	13.7%	$12,432	12.0%
Colorado	3,773	3.7	4,025	3.9
Illinois	5,795	5.6	5,482	5.3
Minnesota	7,251	7.0	7,294	7.0
Missouri	4,085	4.0	3,875	3.7
Ohio	4,394	4.3	4,777	4.6
Oregon	2,094	2.0	1,986	1.9
Washington	4,083	4.0	3,910	3.8
Wisconsin	3,996	3.9	3,975	3.8
Iowa, Kansas, Nebraska, North Dakota, South Dakota	3,981	3.9	4,375	4.2
Arkansas, Indiana, Kentucky, North Carolina, Tennessee	5,481	5.3	6,461	6.2
Idaho, Montana, Wyoming	1,116	1.1	1,010	1.0
Arizona, Nevada, New Mexico, Utah	4,269	4.1	4,194	4.0
Total banking region	64,371	62.6	63,796	61.4
Florida, Michigan, New York, Pennsylvania, Texas	20,183	19.6	20,869	20.1
All other states	18,317	17.8	19,198	18.5
Total outside Company’s banking region	38,500	37.4	40,067	38.6
Total	$102,871	100.0%	$103,863	100.0%

Residential Mortgages
Residential mortgages held in the loan portfolio at December 31, 2020, increased $5.6 billion (7.9 percent) over December 31, 2019. Average residential mortgages increased $5.9 billion (8.7 percent) in 2020, compared with 2019. The growth reflected higher mortgage production given the lower interest rate environment, and higher GNMA buybacks. Residential mortgages originated and placed in the Company’s loan portfolio include well-secured jumbo mortgages and branch-originated first lien home equity loans to borrowers with high credit quality.
Credit Card
Total credit card loans decreased $2.4 billion (9.9 percent) at December 31, 2020, compared with December 31, 2019. Average credit card balances decreased $977 million (4.2 percent) in 2020, compared with 2019. The decreases reflected reduced consumer spending in 2020 driven by the impact of
COVID-19,
partially offset by the acquisition of the State Farm Bank credit card portfolio during 2020.

TABLE 8	Commercial Real Estate Loans by Property Type and Geography

	2020		2019
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
Property Type
Multi-family	$8,672	22.1%	$8,256	20.8%
Business owner occupied	8,622	21.9	9,111	22.9
Office	6,081	15.5	5,783	14.6
Retail	3,645	9.3	3,947	9.9
Industrial	2,941	7.5	2,650	6.7
Lodging	2,814	7.1	3,154	7.9
Residential land and development	2,724	6.9	3,038	7.6
Other	3,812	9.7	3,807	9.6
Total	$39,311	100.0%	$39,746	100.0%
Geography
California	$9,653	24.6%	$9,980	25.1%
Colorado	1,680	4.3	1,649	4.1
Illinois	1,487	3.8	1,379	3.5
Minnesota	1,869	4.7	1,927	4.9
Missouri	950	2.4	1,114	2.8
Ohio	1,213	3.1	1,235	3.1
Oregon	1,738	4.4	1,735	4.4
Washington	3,427	8.7	3,505	8.8
Wisconsin	1,585	4.0	1,713	4.3
Iowa, Kansas, Nebraska, North Dakota, South Dakota	1,930	4.9	2,049	5.2
Arkansas, Indiana, Kentucky, North Carolina, Tennessee	2,981	7.6	2,828	7.1
Idaho, Montana, Wyoming	997	2.5	1,004	2.5
Arizona, Nevada, New Mexico, Utah	2,933	7.5	3,056	7.7
Total banking region	32,443	82.5	33,174	83.5
Florida, Michigan, New York, Pennsylvania, Texas	3,999	10.2	3,892	9.8
All other states	2,869	7.3	2,680	6.7
Total outside Company’s banking region	6,868	17.5	6,572	16.5
Total	$39,311	100.0%	$39,746	100.0%

Other Retail
Total other retail loans, which include retail leasing, home equity and second mortgages and other retail loans, decreased $94 million (0.2 percent) at December 31, 2020, compared with December 31, 2019, reflecting decreases in home equity loans, retail leasing and revolving credit balances, partially offset by increases in installment loans and auto loans. Average other retail loans decreased $291 million (0.5 percent) in 2020, compared with 2019. Of the total residential mortgages, credit card and other retail loans outstanding at December 31, 2020, approximately 70.7 percent were to customers located in the Company’s primary banking region, compared with 73.2 percent at December 31, 2019. Tables 9, 10 and 11 provide a geographic summary of residential mortgages, credit card loans and other retail loans outstanding, respectively, as of December 31, 2020 and 2019.

TABLE 9	Residential Mortgages by Geography

	2020		2019
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
California	$22,994	30.2%	$22,945	32.5%
Colorado	3,777	5.0	3,864	5.5
Illinois	3,786	5.0	3,488	4.9
Minnesota	4,378	5.7	4,359	6.2
Missouri	1,724	2.3	1,704	2.4
Ohio	2,241	2.9	2,017	2.9
Oregon	2,399	3.1	2,485	3.5
Washington	3,943	5.2	4,075	5.8
Wisconsin	1,391	1.8	1,503	2.1
Iowa, Kansas, Nebraska, North Dakota, South Dakota	1,969	2.6	1,970	2.8
Arkansas, Indiana, Kentucky, North Carolina, Tennessee	4,372	5.7	3,921	5.6
Idaho, Montana, Wyoming	1,334	1.8	1,354	1.9
Arizona, Nevada, New Mexico, Utah	6,087	8.0	5,229	7.4
Total banking region	60,395	79.3	58,914	83.5
Florida, Michigan, New York, Pennsylvania, Texas	7,367	9.7	5,162	7.3
All other states	8,393	11.0	6,510	9.2
Total outside Company’s banking region	15,760	20.7	11,672	16.5
Total	$76,155	100.0%	$70,586	100.0%

TABLE 10	Credit Card Loans by Geography

	2020		2019
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
California	$2,175	9.7%	$2,550	10.3%
Colorado	773	3.5	854	3.4
Illinois	1,095	4.9	1,257	5.1
Minnesota	1,126	5.0	1,305	5.3
Missouri	709	3.2	787	3.2
Ohio	1,153	5.2	1,272	5.1
Oregon	620	2.8	710	2.9
Washington	789	3.5	903	3.6
Wisconsin	926	4.1	1,043	4.2
Iowa, Kansas, Nebraska, North Dakota, South Dakota	1,019	4.5	1,122	4.5
Arkansas, Indiana, Kentucky, North Carolina, Tennessee	1,938	8.7	2,106	8.5
Idaho, Montana, Wyoming	355	1.6	395	1.6
Arizona, Nevada, New Mexico, Utah	1,133	5.1	1,286	5.2
Total banking region	13,811	61.8	15,590	62.9
Florida, Michigan, New York, Pennsylvania, Texas	4,410	19.7	4,763	19.2
All other states	4,125	18.5	4,436	17.9
Total outside Company’s banking region	8,535	38.2	9,199	37.1
Total	$22,346	100.0%	$24,789	100.0%

TABLE 11	Other Retail Loans by Geography

	2020		2019
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
California	$9,179	16.1%	$9,596	16.8%
Colorado	1,886	3.3	2,015	3.5
Illinois	2,571	4.5	2,772	4.8
Minnesota	3,009	5.3	3,147	5.5
Missouri	1,687	3.0	1,820	3.2
Ohio	2,579	4.5	2,594	4.5
Oregon	1,426	2.5	1,530	2.7
Washington	1,809	3.2	1,810	3.2
Wisconsin	1,219	2.1	1,289	2.3
Iowa, Kansas, Nebraska, North Dakota, South Dakota	2,235	3.9	2,320	4.1
Arkansas, Indiana, Kentucky, North Carolina, Tennessee	3,960	6.9	3,927	6.9
Idaho, Montana, Wyoming	1,069	1.9	1,090	1.9
Arizona, Nevada, New Mexico, Utah	3,054	5.4	3,144	5.5
Total banking region	35,683	62.6	37,054	64.9
Florida, Michigan, New York, Pennsylvania, Texas	13,522	23.7	12,564	22.0
All other states	7,819	13.7	7,500	13.1
Total outside Company’s banking region	21,341	37.4	20,064	35.1
Total	$57,024	100.0%	$57,118	100.0%

TABLE 12	Selected Loan Maturity Distribution

At December 31, 2020 (Dollars in Millions)	One Year or Less	Over One Through Five Years	Over Five Years	Total
Commercial	$42,147	$58,051	$2,673	$102,871
Commercial real estate	11,748	20,866	6,697	39,311
Residential mortgages	2,735	9,888	63,532	76,155
Credit card	22,346	—	—	22,346
Other retail	10,240	25,255	21,529	57,024
Total loans	$89,216	$114,060	$94,431	$297,707
Total of loans due after one year with
Predetermined interest rates				$106,018
Floating interest rates				$102,473

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
Loans Held for Sale
Loans held for sale, consisting primarily of residential mortgages to be sold in the secondary market, were
$8.8 billion at December 31, 2020, compared with $5.6 billion at December 31, 2019. The increase in loans held for sale was principally due to a higher level of mortgage loan closings in late 2020, compared with the same period of 2019, given the lower interest rate environment. Almost all of the residential mortgage loans the Company originates or purchases for sale follow guidelines that allow the loans to be sold into existing, highly liquid secondary markets; in particular in government agency transactions and to government sponsored enterprises (“GSEs”).

TABLE 13	Available-for-Sale Investment Securities

	2020				2019
At December 31 (Dollars in Millions)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield (d)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield (d)
U.S. Treasury and agencies	$21,954	$22,391	3.8	1.37%	$19,845	$19,839	2.7	1.68%
Mortgage-backed securities (a)	103,282	105,374	3.0	1.47	95,385	95,564	4.4	2.39
Asset-backed securities (a)	200	205	6.2	1.47	375	383	3.1	3.09
Obligations of state and political subdivisions (b)(c)	8,166	8,861	6.3	3.99	6,499	6,814	6.6	4.29
Other	9	9	.1	1.81	13	13	.3	2.66
Total investment securities	$133,611	$136,840	3.4	1.61%	$122,117	$122,613	4.2	2.38%
(a)	Information related to asset and mortgage-backed securities included above is presented based upon weighted-average maturities that take into account anticipated future prepayments.
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

(d)
Yields on investment securities are computed based on amortized cost balances. Weighted-average yields for obligations of state and political subdivisions are presented on a fully-taxable equivalent basis based on a federal income tax rate of 21 percent.

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
Available-for-sale
investment securities totaled $136.8 billion at December 31, 2020, compared with $122.6 billion at December 31, 2019. The $14.2 billion (11.6 percent) increase reflected $11.5 billion of net investment purchases and a $2.7 billion favorable change in net unrealized gains (losses) on available-for-sale
investment securities. The Company had no outstanding investment securities classified as held-to-maturity
at December 31, 2020 and 2019.
Average investment securities were $126.0 billion in 2020, compared with $117.2 billion in 2019. The weighted-average yield of the investment securities portfolio was 1.61 percent at December 31, 2020, compared with 2.38 percent at December 31, 2019. The weighted-average maturity of the investment securities portfolio was 3.4 years at December 31, 2020, compared with 4.2 years at December 31, 2019.
Available-for-sale
investment securities by type are shown in Table 13.
The Company’s
available-for-sale
investment securities are carried at fair value with changes in fair value reflected in other comprehensive income (loss) unless a portion of a security’s unrealized loss is related to credit and an allowance for credit losses is necessary. At December 31, 2020, the Company’s net unrealized gains on available-for-sale
securities were $3.2 billion, compared with $496 million at December 31, 2019. The favorable change in net unrealized gains was primarily due to increases in the fair value of mortgage-backed, U.S. Treasury, and state and political securities as a result of changes in interest rates. Gross unrealized losses on available-for-sale
investment securities totaled $53 million at December 31, 2020, compared with $448 million at December 31, 2019. When evaluating credit losses, the Company considers various factors such as the nature of the investment security, the credit ratings or financial condition of the issuer, the extent of the unrealized loss, expected cash flows of the underlying collateral, the existence of any government or agency guarantees, and market conditions. At December 31, 2020, the Company had no plans to sell securities with unrealized losses, and believes it is more likely than not that it would not be required to sell such securities before recovery of their amortized cost.
Refer to Notes 4 and 21 in the Notes to Consolidated Financial Statements for further information on investment securities.

TABLE 14	Deposits
The composition of deposits was as follows:

	2020		2019		2018		2017		2016
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Noninterest-bearing deposits	$118,089	27.5%	$75,590	20.9%	$81,811	23.7%	$87,557	25.2%	$86,097	25.7%
Interest-bearing deposits
Interest checking	95,894	22.3	75,949	21.0	73,994	21.4	74,520	21.5	66,298	19.8
Money market savings	128,058	29.8	120,082	33.2	100,396	29.1	107,973	31.1	109,947	32.9
Savings accounts	57,035	13.3	47,401	13.1	44,720	12.9	43,809	12.6	41,783	12.5
Total savings deposits	280,987	65.4	243,432	67.3	219,110	63.4	226,302	65.2	218,028	65.2
Time deposits less than $100,000	8,451	2.0	10,624	2.9	7,422	2.1	7,315	2.1	8,040	2.4
Time deposits greater than $100,000
Domestic	10,149	2.3	13,077	3.6	19,958	5.8	10,792	3.1	7,230	2.2
Foreign	12,094	2.8	19,193	5.3	17,174	5.0	15,249	4.4	15,195	4.5
Total interest-bearing deposits	311,681	72.5	286,326	79.1	263,664	76.3	259,658	74.8	248,493	74.3
Total deposits	$429,770	100.0%	$361,916	100.0%	$345,475	100.0%	$347,215	100.0%	$334,590	100.0%
The maturity of time deposits was as follows:

	Time Deposits Less Than $100,000	Time Deposits Greater Than $100,000
At December 31, 2020 (Dollars in Millions)		Domestic	Foreign	Total
Three months or less	$1,321	$2,983	$12,094	$16,398
Three months through six months	1,333	1,554	—	2,887
Six months through one year	2,231	2,292	—	4,523
Thereafter	3,566	3,320	—	6,886
Total	$8,451	$10,149	$12,094	$30,694

Deposits
Total deposits were $429.8 billion at December 31, 2020, compared with $361.9 billion at December 31, 2019. The $67.9 billion (18.7 percent) increase in total deposits reflected increases in noninterest-bearing and total savings deposits, partially offset by a decrease in time deposits. The increase in total deposits includes approximately $10 billion related to the acquisition of deposit balances from State Farm Bank in the fourth quarter of 2020. Average total deposits in 2020 increased $51.8 billion (14.9 percent) over 2019.
Noninterest-bearing deposits at December 31, 2020, increased $42.5 billion (56.2 percent) from December 31, 2019. Average noninterest-bearing deposits increased $24.7 billion (33.4 percent) in 2020, compared with 2019, reflecting increases across all business lines.
Interest-bearing savings deposits increased $37.6 billion (15.4 percent) at December 31, 2020, compared with December 31, 2019. The increase was related to higher interest checking, savings and money market deposit balances. Interest checking balances increased $19.9 billion (26.3 percent) primarily due to higher Consumer and Business Banking, and Wealth Management and Investment Services balances. Savings account balances increased $9.6 billion (20.3 percent), driven by higher Consumer and Business Banking balances. Money market deposit balances increased $8.0 billion (6.6 percent), primarily due to higher Consumer and Business Banking, and Wealth Management and Investment Services balances. Average interest-bearing savings deposits in 2020 increased $33.7 billion (14.7 percent), compared with 2019, reflecting higher Consumer and Business Banking, Corporate and Commercial Banking, and Wealth Management and Investment Services balances.
The growth in noninterest-bearing and total savings deposits was primarily a result of the economic impact of the
COVID-19
pandemic on the world economy resulting in actions by the federal government to increase liquidity in the financial system, customers maintaining balance sheet liquidity by utilizing existing credit facilities and government stimulus programs. The increase in noninterest-bearing deposits in Payment Services was driven by state unemployment distributions on prepaid debit cards.
Interest-bearing time deposits at December 31, 2020, decreased $12.2 billion (28.4 percent), compared with December 31, 2019. Average time deposits decreased $6.5 billion (14.7 percent) in 2020, compared with 2019. The decreases were primarily driven by a decrease in those deposits managed as an alternative to other funding sources, based largely on relative pricing and liquidity characteristics, partially offset by an increase in Consumer and Business Banking balances reflecting the acquisition of deposit balances from State Farm Bank during 2020.
Borrowings
The Company utilizes both short-term and long-term borrowings as part of its asset/liability management and funding strategies. Short-term borrowings, which include federal funds purchased, commercial paper, repurchase agreements, borrowings secured by high-grade assets and other short-term borrowings, were $11.8 billion at December 31, 2020, compared with $23.7 billion at December 31, 2019. The $11.9 billion (50.4 percent) decline in short-term borrowings was primarily due to decreases in short-term Federal Home Loan Bank (“FHLB”)

advances, commercial paper and other short-term borrowings balances, partially offset by higher repurchase agreement balances.
Long-term debt was $41.3 billion at December 31, 2020, compared with $40.2 billion at December 31, 2019. The $1.1 billion (2.8 percent) increase was primarily due to $3.3 billion of bank note and $2.8 billion of medium-term note issuances, partially offset by $4.5 billion of bank note repayments and maturities, and $1.2 billion of medium-term note repayments.
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
The Company’s most prominent risk exposures are credit, interest rate, market, liquidity, operational, compliance, strategic, and reputation. Leveraging the Company’s risk management framework, the specific impacts of
COVID-19
and related risks are identified for each of the most prominent exposures. With respect to direct impacts from COVID-19, oversight and governance is managed through a centralized command center with frequent reporting to the Managing Committee and ERC. The Board of Directors also oversees the Company’s responsiveness to the
COVID-19
pandemic. Credit risk is the risk of loss associated with a change in the credit profile or the failure of a borrower or counterparty to meet its contractual obligations. Interest rate risk is the potential reduction of net interest income or market valuations as a result of changes in interest rates. Market risk arises from fluctuations in interest rates, foreign exchange rates, and security prices that may result in changes in the values of financial instruments, such as trading and available-for-sale
securities, mortgage loans held for sale (“MLHFS”), MSRs and derivatives that are accounted for on a fair value basis. Liquidity risk is the possible inability to fund obligations or new business at a reasonable cost and in a timely manner. Operational risk is the risk to current or projected financial condition and resilience arising from inadequate or failed internal processes or systems, people (including human errors or misconduct), or adverse external events, including the risk of loss resulting from breaches in data security. Operational risk can also include the risk of loss due to failures by third parties with which the Company does business. Compliance risk is the risk that the Company may suffer legal or regulatory sanctions, financial losses, and reputational damage if it fails to adhere to compliance requirements and the Company’s compliance policies. Strategic risk is the risk to current or projected financial condition arising from adverse business decisions, poor implementation of business decisions, or lack of responsiveness to changes in the banking industry and operating environment. Reputation risk is the risk to current or anticipated earnings, capital, or franchise or enterprise value arising from negative public opinion. This risk may impair the Company’s competitiveness by affecting its ability to establish new relationships or services, or continue serving existing relationships. In addition to the risks identified above, other risk factors exist that may impact the Company. Refer to “Risk Factors” beginning on page 146, for a detailed discussion of these factors.
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
In addition, credit quality ratings as defined by the Company, are an important part of the Company’s overall credit risk management and evaluation of its allowance for credit losses. Loans with a pass rating represent those loans not classified on the Company’s rating scale for problem credits, as minimal credit risk has been identified. Loans with a special mention or classified rating, including consumer lending and small business loans that are 90 days or more past due and still accruing, nonaccrual loans, those loans considered troubled debt restructurings (“TDRs”), and loans in a junior lien position that are current but are behind a first lien position on nonaccrual, encompass all loans held by the Company that it considers to have a potential or well-defined weakness that may put full collection of contractual cash flows at risk. The Company’s internal credit quality ratings for consumer loans are primarily based on delinquency and nonperforming status, except for a limited population of larger loans within those portfolios that are individually evaluated. For this limited population, the determination of the internal credit quality rating may also consider collateral value and customer cash flows. Refer to Notes 1 and 5 in the Notes to Consolidated Financial Statements for further discussion of the Company’s loan portfolios including internal credit quality ratings.
The Company categorizes its loan portfolio into two segments, which is the level at which it develops and documents a systematic methodology to determine the allowance for credit losses. The Company’s two loan portfolio segments are commercial lending and consumer lending.
The commercial lending segment includes loans and leases made to small business, middle market, large corporate, commercial real estate, financial institution, non-profit
and public sector customers. Key risk characteristics relevant to commercial lending segment loans include the industry and geography of the borrower’s business, purpose of the loan, repayment source, borrower’s debt capacity and financial flexibility, loan covenants, and nature of pledged collateral, if any, as well as macroeconomic factors such as unemployment rates, gross domestic product levels, corporate bond spreads and long-term interest rates, all of which have been impacted by the
COVID-19
pandemic. These risk characteristics, among others, are considered in determining estimates about the likelihood of default by the borrowers and the severity of loss in the event of default. The Company considers these risk characteristics in assigning internal risk ratings to, or forecasting losses on, these loans, which are the significant factors in determining the allowance for credit losses for loans in the commercial lending segment.
The consumer lending segment represents loans and leases made to consumer customers, including residential mortgages, credit card loans, and other retail loans such as revolving consumer lines, auto loans and leases, home equity loans and lines, and student loans, a run-off
portfolio. Home equity or second mortgage loans are junior lien closed-end
accounts fully disbursed at origination. These loans typically are fixed rate loans, secured by residential real estate, with a
10-
or
15-year
fixed payment amortization schedule. Home equity lines are revolving accounts giving the borrower the ability to draw and repay balances repeatedly, up to a maximum commitment, and are secured by residential real estate. These include accounts in either a first or junior lien position. Typical terms on home equity lines in the portfolio are variable rates benchmarked to the prime rate, with a
10-
or
15-year
draw period during which a minimum payment is equivalent to the monthly interest, followed by a
20-
or
10-year
amortization period, respectively. At December 31, 2020, substantially all of the Company’s home equity lines were in the draw period. Approximately $1.3 billion, or 12 percent, of the outstanding home equity line balances at December 31, 2020, will enter the amortization period within the next 36 months. Key risk characteristics relevant to consumer lending segment loans primarily relate to the borrowers’ capacity and willingness to repay and include unemployment rates, consumer bankruptcy filings and other macroeconomic factors, customer payment history and credit scores, and in some cases, updated loan-to-value
(“LTV”) information reflecting current market conditions on real estate-based loans. These and other risk characteristics, including elevated risk resulting from the
COVID-19
pandemic, are reflected in forecasts of delinquency levels, bankruptcies and losses which are the primary factors in determining the allowance for credit losses for the consumer lending segment.

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
Economic and Other Factors
In evaluating its credit risk, the Company considers changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), collateral values, trends in loan performance and macroeconomic factors, such as changes in unemployment rates, gross domestic product levels and consumer bankruptcy filings, as well as the potential impact on customers and the domestic economy resulting from the
COVID-19
pandemic.
During the first half of 2020, the
COVID-19
pandemic and the mitigation efforts put in place by companies, consumers and governmental authorities to contain it created the most severe negative impact to the domestic and global economies since the Great Depression. Beginning in the late first quarter and continuing into the second quarter of 2020, the gross domestic product declined substantially, while unemployment claims rose significantly. During the second half of the year, economic conditions began to moderate as economic projections for both the gross domestic product and unemployment levels improved from the second quarter. Although spending on many services continues to lag pre-pandemic
levels, the rebound in the gross domestic product has been broad based across many industries. However, economic growth slowed somewhat in the fourth quarter as the number of
COVID-19
cases increased and certain mitigation efforts were
re-instated.
Although a significant level of uncertainty exists related to future economic growth, economic activity is currently expected to remain at lower levels during the first half of 2021 and begin to grow in the second half of the year.
Credit Diversification
The Company manages its credit risk, in part, through diversification of its loan portfolio which is achieved through limit setting by product type criteria, such as industry, and identification of credit concentrations. As part of its normal business activities, the Company offers a broad array of traditional commercial lending products and specialized products such as asset-based lending, commercial lease financing, agricultural credit, warehouse mortgage lending, small business lending, commercial real estate lending, health care lending and correspondent banking financing. The Company also offers an array of consumer lending products, including residential mortgages, credit card loans, auto loans, retail leases, home equity loans and lines, revolving credit arrangements and other consumer loans. These consumer lending products are primarily offered through the branch office network, home mortgage and loan production offices, mobile and on-line
banking, and indirect distribution channels, such as auto dealers. The Company monitors and manages the portfolio diversification by industry, customer and geography. Table 6 provides information with respect to the overall product diversification and changes in the mix during 2020.
The commercial loan class is diversified among various industries with higher concentrations in real estate, financial institutions, healthcare, personal, professional and commercial services, media and entertainment, and retail. Additionally, the commercial loan class is diversified across the Company’s geographical markets with 62.6 percent of total commercial loans within the Company’s Consumer and Business Banking region. Credit relationships outside of the Company’s Consumer and Business Banking region relate to the corporate banking, mortgage banking, auto dealer and leasing businesses, focusing on large national customers and specifically targeted industries, such as healthcare, utilities, oil and gas, and state and municipal government. Loans to mortgage banking customers are primarily warehouse lines which are collateralized with the underlying mortgages. The Company regularly monitors its mortgage collateral position to manage its risk exposure. Table 7 provides a summary of significant industry groups and geographical locations of commercial loans outstanding at December 31, 2020 and 2019.
The commercial real estate loan class reflects the Company’s focus on serving business owners within its geographic footprint as well as regional and national investment-based real estate owners and builders. Within the commercial real estate loan class, different property types have varying degrees of credit risk. Table 8 provides a summary of the significant property types and geographical locations of commercial real estate loans outstanding at December 31, 2020 and 2019. At December 31, 2020, approximately 21.9 percent of the commercial real estate loans represented business owner-occupied properties that tend to exhibit less credit risk than non owner-occupied properties. The investment-based real estate mortgages are diversified among various property types with somewhat higher concentrations in multi-family, office and retail properties. From a geographical perspective, the Company’s commercial real estate loan class is generally well diversified. However, at December 31, 2020, 24.6 percent of the Company’s commercial real estate loans were secured by collateral in California, which has historically experienced higher credit quality deterioration in recessionary periods due to excess inventory levels and declining valuations. Included in commercial real estate at year-end
2020 was approximately $431 million in loans related to land held for development and $419 million of loans related to residential and commercial acquisition and development properties. These loans are subject to quarterly monitoring for changes in local market conditions due to a higher credit risk profile. The commercial real estate loan class is diversified across the Company’s geographical markets with 82.5 percent of total commercial real estate loans outstanding at December 31, 2020, within the Company’s Consumer and Business Banking region.
The Company’s consumer lending segment utilizes several distinct business processes and channels to originate consumer credit, including traditional branch lending, mobile and on-line
banking, indirect lending, alliance partnerships, correspondent banks and loan brokers. Each distinct underwriting and origination activity manages unique credit risk characteristics and prices its loan production commensurate with the differing risk profiles.
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
The Company estimates updated LTV information on its outstanding residential mortgages quarterly, based on a method that combines automated valuation model updates and relevant home price indices. LTV is the ratio of the loan’s outstanding principal balance to the current estimate of property value. For home equity and second mortgages, combined loan-to-value
(“CLTV”) is the combination of the first mortgage original principal balance and the second lien outstanding principal balance, relative to the current estimate of property value. Certain loans do not have an LTV or CLTV, primarily due to lack of availability of relevant automated valuation model and/or home price indices values, or lack of necessary valuation data on acquired loans.
The following tables provide summary information of residential mortgages and home equity and second mortgages by LTV at December 31, 2020:

Residential Mortgages (Dollars in Millions)	Interest Only	Amortizing	Total	Percent of Total

Loan-to-Value
Less than or equal to 80%	$3,108	$57,562	$60,670	79.6%
Over 80% through 90%	9	4,248	4,257	5.6
Over 90% through 100%	—	432	432	.6
Over 100%	—	120	120	.2
No LTV available	—	15	15	—
Loans purchased from GNMA mortgage pools (a)	—	10,661	10,661	14.0
Total (b)	$3,117	$73,038	$76,155	100.0%

(a)
Represents loans purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose payments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

(b)	At December 31, 2020, approximately $517 million of residential mortgage balances were considered sub-prime.

Home Equity and Second Mortgages (Dollars in Millions)	Lines	Loans	Total	Percent of Total

Loan-to-Value
Less than or equal to 80%	$10,062	$708	$10,770	86.3%
Over 80% through 90%	937	380	1,317	10.6
Over 90% through 100%	165	42	207	1.7
Over 100%	83	7	90	.7
No LTV/CLTV available	84	4	88	.7
Total (a)	$11,331	$1,141	$12,472	100.0%

(a)	At December 31, 2020, approximately $50 million of home equity and second mortgage balances were considered sub-prime.
Home equity and second mortgages were $12.5 billion at December 31, 2020, compared with $15.0 billion at December 31, 2019, and included $3.5 billion of home equity lines in a first lien position and $9.0 billion of home equity and second mortgage loans and lines in a junior lien position. Loans and lines in a junior lien position at December 31, 2020, included approximately $3.4 billion of loans and lines for which the Company also serviced the related first lien loan, and approximately $5.6 billion where the Company did not service the related first lien loan. The Company was able to determine the status of the related first liens using information the Company has as the servicer of the first lien or information reported on customer credit bureau files. The Company also evaluates other indicators of credit risk for these junior lien loans and lines, including delinquency, estimated average CLTV ratios and updated weighted-average credit scores in making its assessment of credit risk, related loss estimates and determining the allowance for credit losses.
The following table provides a summary of delinquency statistics and other credit quality indicators for the Company’s junior lien positions at December 31, 2020:

	Junior Liens Behind
(Dollars in Millions)	Company Owned or Serviced First Lien	Third Party First Lien	Total

Total	$3,445	$5,589	$9,034
Percent 30 - 89 days past due	.49%	.53%	.52%
Percent 90 days or more past due	.03%	.07%	.06%
Weighted-average CLTV	66%	63%	64%
Weighted-average credit score	780	778	779
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
Tables 9, 10 and 11 provide a geographical summary of the residential mortgage, credit card and other retail loan portfolios, respectively.

TABLE 15	Delinquent Loan Ratios as a Percent of Ending Loan Balances

At December 31 90 days or more past due excluding nonperforming loans	2020	2019	2018	2017	2016
Commercial
Commercial	.06%	.08%	.07%	.06%	.06%
Lease financing	–	–	–	–	–
Total commercial	.05	.08	.07	.06	.06
Commercial Real Estate
Commercial mortgages	–	.01	–	–	.01
Construction and development	.02	–	–	.05	.05
Total commercial real estate	.01	.01	–	.01	.02
Residential Mortgages (a)	.18	.17	.18	.22	.27
Credit Card	.88	1.23	1.25	1.28	1.16
Other Retail
Retail leasing	.05	.05	.04	.03	.02
Home equity and second mortgages	.36	.32	.35	.28	.25
Other	.10	.13	.15	.15	.13
Total other retail	.15	.17	.19	.17	.15
Covered Loans	–	–	–	4.74	5.53
Total loans	.16%	.20%	.20%	.26%	.28%
At December 31 90 days or more past due including nonperforming loans	2020	2019	2018	2017	2016
Commercial	.42%	.27%	.27%	.31%	.57%
Commercial real estate	1.15	.21	.29	.37	.31
Residential mortgages (a)	.50	.51	.63	.96	1.31
Credit card	.88	1.23	1.25	1.28	1.18
Other retail	.42	.46	.54	.46	.45
Covered loans	–	–	–	4.93	5.68
Total loans	.57%	.44%	.49%	.62%	.78%
(a)
Delinquent loan ratios exclude $1.8 billion, $1.7 billion, $1.7 billion, $1.9 billion and $2.5 billion at December 31, 2020, 2019, 2018, 2017 and 2016, respectively, of loans purchased from GNMA mortgage pools whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs. Including these loans, the ratio of residential mortgages 90 days or more past due including all nonperforming loans was 2.87 percent, 2.92 percent, 3.21 percent, 4.16 percent and 5.73 percent at December 31, 2020, 2019, 2018, 2017, and 2016, respectively.

Loan Delinquencies
Trends in delinquency ratios are an indicator, among other considerations, of credit risk within the Company’s loan portfolios. The entire balance of a loan account is considered delinquent if the minimum payment contractually required to be made is not received by the date specified on the billing statement. The Company measures delinquencies, both including and excluding nonperforming loans, to enable comparability with other companies. Delinquent loans purchased from GNMA mortgage pools whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs, are excluded from delinquency statistics. In addition, in certain situations, a consumer lending customer’s account may be re-aged
to remove it from delinquent status. Generally, the purpose of re-aging
accounts is to assist customers who have recently overcome temporary financial difficulties and have demonstrated both the ability and willingness to resume regular payments. To qualify for re-aging,
the account must have been open for at least nine months and cannot have been re-aged
during the preceding 365 days. An account may not be
re-aged
more than two times in a five-year period. To qualify for
re-aging,
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
re-aging
policies.
Accruing loans 90 days or more past due totaled $477 million at December 31, 2020, compared with $605 million at December 31, 2019. Accruing loans 90 days or more past due are not included in nonperforming assets and continue to accrue interest because they are adequately secured by collateral, are in the process of collection and are reasonably expected to result in repayment or restoration to current status, or are managed in homogeneous portfolios with specified charge-off
timeframes adhering to regulatory guidelines. The ratio of accruing loans 90 days or more past due to total loans was 0.16 percent at December 31, 2020, compared with 0.20 percent at December 31, 2019.

The following table provides summary delinquency information for residential mortgages, credit card and other retail loans included in the consumer lending segment:

	Amount		As a Percent of Ending Loan Balances
At December 31 (Dollars in Millions)	2020	2019	2020	2019
Residential Mortgages (a)
30-89 days	$244	$154	.32%	.22%
90 days or more	137	120	.18	.17
Nonperforming	245	241	.32	.34
Total	$626	$515	.82%	.73%

Credit Card
30-89 days	$231	$321	1.04%	1.30%
90 days or more	197	306	.88	1.23
Nonperforming	—	—	—	—
Total	$428	$627	1.92%	2.53%

Other Retail
Retail Leasing
30-89 days	$35	$45	.43%	.53%
90 days or more	4	4	.05	.05
Nonperforming	13	13	.16	.15
Total	$52	$62	.64%	.73%

Home Equity and Second Mortgages
30-89 days	$68	$77	.54%	.51%
90 days or more	45	48	.36	.32
Nonperforming	107	116	.86	.77
Total	$220	$241	1.76%	1.60%
Other (b)
30-89 days	$215	$271	.60%	.81%
90 days or more	37	45	.10	.13
Nonperforming	34	36	.09	.11
Total	$286	$352	.79%	1.05%

(a)
Excludes $1.4 billion of loans 30-89 days past due and $1.8 billion of loans 90 days or more past due at December 31, 2020, purchased from GNMA mortgage pools that continue to accrue interest, compared with $428 million and $1.7 billion at December 31, 2019, respectively.

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
Troubled Debt Restructurings
Concessionary modifications are classified as TDRs unless the modification results in only an insignificant delay in the payments to be received. TDRs accrue interest if the borrower complies with the revised terms and conditions and has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles, which is generally six months or greater. At December 31, 2020, performing TDRs were $3.6 billion, compared with $3.8 billion, $3.9 billion, $4.0 billion and $4.2 billion at December 31, 2019, 2018, 2017 and 2016, respectively.
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
Loan modifications or concessions granted to customers resulting directly from the effects of the
COVID-19
pandemic, who were otherwise in current payment status, are not considered to be TDRs.

The following table provides a summary of TDRs by loan class, including the delinquency status for TDRs that continue to accrue interest and TDRs included in nonperforming assets:

		As a Percent of Performing TDRs
At December 31, 2020 (Dollars in Millions)	Performing TDRs	30-89 Days Past Due	90 Days or More Past Due	Nonperforming TDRs		Total TDRs
Commercial	$167	6.4%	2.7%	$230	(a)	$397
Commercial real estate	153	12.8	—	174	(b)	327
Residential mortgages	1,426	5.7	4.6	141		1,567	(d)
Credit card	234	7.9	4.0	—		234
Other retail	197	12.9	6.7	37	(c)	234	(e)
TDRs, excluding loans purchased from GNMA mortgage pools	2,177	7.1	4.2	582		2,759
Loans purchased from GNMA mortgage pools (g)	1,434	—	—	—		1,434	(f)
Total	$3,611	4.3%	2.5%	$582		$4,193
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
(d)
Includes $272 million of residential mortgage loans to borrowers that have had debt discharged through bankruptcy and $33 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.

(e)
Includes $77 million of other retail loans to borrowers that have had debt discharged through bankruptcy and $16 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.

(f)
Includes $150 million of Federal Housing Administration and United States Department of Veterans Affairs residential mortgage loans to borrowers that have had debt discharged through bankruptcy and $277 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.

(g)
Approximately 12.3 percent and 41.0 percent of the total TDR loans purchased from GNMA mortgage pools are 30-89 days past due and 90 days or more past due, respectively, but are not classified as delinquent as their repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

Short-term and Other Loan Modifications
The Company makes short-term and other modifications that it does not consider to be TDRs, in limited circumstances, to assist borrowers experiencing temporary hardships. Short-term consumer lending modification programs include payment reductions, deferrals of up to three past due payments, and the ability to return to current status if the borrower makes required payments. The Company may also make short-term modifications to commercial lending loans, with the most common modification being an extension of the maturity date of three months or less. Such extensions generally are used when the maturity date is imminent and the borrower is experiencing some level of financial stress, but the Company believes the borrower will pay all contractual amounts owed.
COVID-19
Payment Relief
The Company has offered payment relief, including forbearance, payment deferrals and other customer accommodations, to assist borrowers that have experienced financial hardship resulting from the effects of the
COVID-19
pandemic. The majority of these borrowers were not delinquent on payments at the time they received the payment relief. From March 2020 through December 31, 2020, the
Company had approved approximately 365,000 loan modifications for these borrowers, representing approximately $27.2 billion. The loans modified consisted primarily of payment forbearance or deferrals of 90 days or less. A portion of the borrowers who received account modifications are no longer participating in these payment relief programs, as the programs are generally short-term; and at December 31, 2020, approximately 83,000 accounts, representing $10.1 billion, were currently in an active payment relief program. The recognition of delinquent or nonaccrual loans and loan net charge-offs may be delayed for those customers enrolled in these payment relief programs who would have otherwise moved into past due or nonaccrual status, as these customer accounts do not continue to age during the period the payment delay is provided.

The following table summarizes borrowers enrolled in payment relief programs as a result of the
COVID-19
pandemic at December 31, 2020, as a percentage of the Company’s loans and loan balances:

	Percentage of Loan Accounts in Payment Relief Programs	Percentage of Loan Balances in Payment Relief Programs	Program Details
Commercial	.11%	.13%	Primarily 3 month payment deferral up to a maximum of 6 months; interest continues to accrue with various payment options; may include short-term covenant waivers

Commercial real estate	.52	.78	Primarily 3 month payment deferral up to a maximum of 6 months; interest continues to accrue with various payment options; may include short-term covenant waivers

Residential mortgages (a)	3.00	4.21	Primarily 6 month payment forbearance, which may be extended up to 12 months; interest continues to accrue; cumulative payments suspended during forbearance period are either paid-off immediately or under a short-term repayment plan, or addressed through a permanent loan modification that either requires repayment at maturity or through restructured payments over time

Credit cards	.18	.38	Primarily 3 month payment deferral; interest continues to accrue

Other retail	.62	.98	Home equity loan programs are similar to residential mortgage programs; programs for other loan portfolios are primarily 2 month payment deferral up to a maximum of 4 months; interest continues to accrue
Total loans (a)	.31%	1.36%
Note: Payment relief generally includes payment deferrals, forbearances, extensions and re-ages, and excludes loans made under the Small Business Administration’s (“SBA”) Paycheck Protection Program, as amounts due under that program are expected to be fully forgiven by the SBA.
(a)
Excludes loans purchased from GNMA mortgage pools, whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs. At December 31, 2020, 52.12 percent of the total number of accounts and 55.71 percent of the total loan balances of loans purchased from GNMA mortgage pools were to borrowers enrolled in payment relief programs as a result of the COVID-19 pandemic. Including these loans, 13.61 percent of the total number of accounts and 11.42 percent of the total balances of residential mortgages were to borrowers enrolled in payment relief programs as result of the COVID-19 pandemic. Including these loans, .61 percent of the total number of accounts and 3.35 percent of the total balances of all loans were to borrowers enrolled in payment relief programs as result of the COVID-19 pandemic.

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
      At December 31, 2020, total nonperforming assets were $1.3 billion, compared with $829 million at December 31, 2019.
The $469 million (56.6 percent) increase in nonperforming assets, from December 31, 2019 to December 31, 2020, was driven by increases in nonperforming commercial and commercial real estate loans. The ratio of total nonperforming assets to total loans and other real estate was 0.44 percent at December 31, 2020, compared with 0.28 percent at December 31, 2019. The Company expects nonperforming assets to remain elevated given current economic conditions.
OREO was $24 million at December 31, 2020, compared with $78 million at December 31, 2019, and was related to foreclosed properties that previously secured loan balances. These balances exclude foreclosed GNMA loans whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

TABLE 16	Nonperforming Assets (a)

At December 31 (Dollars in Millions)	2020	2019	2018	2017	2016
Commercial
Commercial	$321	$172	$186	$225	$443
Lease financing	54	32	23	24	40
Total commercial	375	204	209	249	483
Commercial Real Estate
Commercial mortgages	411	74	76	108	87
Construction and development	39	8	39	34	37
Total commercial real estate	450	82	115	142	124
Residential Mortgages (b)	245	241	296	442	595
Credit Card	—	—	—	1	3
Other Retail
Retail leasing	13	13	12	8	2
Home equity and second mortgages	107	116	145	126	128
Other	34	36	40	34	27
Total other retail	154	165	197	168	157
Covered Loans	—	—	—	6	6
Total nonperforming loans	1,224	692	817	1,008	1,368
Other Real Estate (c)	24	78	111	141	186
Covered Other Real Estate	—	—	—	21	26
Other Assets	50	59	61	30	23
Total nonperforming assets	$1,298	$829	$989	$1,200	$1,603
Accruing loans 90 days or more past due (b)	$477	$605	$584	$720	$764
Nonperforming loans to total loans	.41%	.23%	.28%	.36%	.50%
Nonperforming assets to total loans plus other real estate (c)	.44%	.28%	.34%	.43%	.59%
Changes in Nonperforming Assets

(Dollars in Millions)	Commercial and Commercial Real Estate	Residential Mortgages, Credit Card and Other Retail	Total
Balance December 31, 2019	$321	$508	$829
Additions to nonperforming assets
New nonaccrual loans and foreclosed properties	1,428	264	1,692
Advances on loans	15	1	16
Total additions	1,443	265	1,708
Reductions in nonperforming assets
Paydowns, payoffs	(314)	(123)	(437)
Net sales	(237)	(63)	(300)
Return to performing status	(19)	(118)	(137)
Charge-offs (d)	(340)	(25)	(365)
Total reductions	(910)	(329)	(1,239)
Net additions to (reductions in) nonperforming assets	533	(64)	469
Balance December 31, 2020	$854	$444	$1,298
(a)	Throughout this document, nonperforming assets and related ratios do not include accruing loans 90 days or more past due.
(b)
Excludes $1.8 billion, $1.7 billion, $1.7 billion, $1.9 billion, and $2.5 billion at December 31, 2020, 2019, 2018, 2017 and 2016, respectively, of loans purchased from GNMA mortgage pools that are 90 days or more past due that continue to accrue interest, as their repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

(c)
Foreclosed GNMA loans of $33 million, $155 million, $235 million, $267 million and $373 million at December 31, 2020, 2019, 2018, 2017 and 2016, respectively, continue to accrue interest and are recorded as other assets and excluded from nonperforming assets because they are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

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

The following table provides an analysis of OREO, as a percent of their related loan balances, including geographical location detail for residential (residential mortgage, home equity and second mortgage) and commercial (commercial and commercial real estate) loan balances:

	Amount		As a Percent of Ending Loan Balances
At December 31 (Dollars in Millions)	2020	2019	2020	2019
Residential
Minnesota	$3	$6	.05%	.10%
California	2	7	.01	.03
New York	2	6	.17	.66
Illinois	2	10	.04	.22
Oregon	2	4	.07	.12
All other states	12	41	.03	.09
Total residential	23	74	.03	.09
Commercial
Iowa	1	—	.04	—
California	—	3	—	.01
All other states	—	1	—	—
Total commercial	1	4	—	—
Total	$24	$78	.01%	.03%

Analysis of Loan Net Charge-offs
Total loan net charge-offs were $1.8 billion in 2020, compared with $1.5 billion in 2019. The $332 million (22.8 percent) increase in total net charge-offs in 2020, compared with 2019, reflected higher commercial and commercial real estate loan net charge-offs, partially offset by a decrease in credit card loan net charge-offs. The ratio of total loan net charge-offs to average loans outstanding was 0.58 percent in 2020, compared with 0.50 percent in 2019.
Commercial and commercial real estate loan net charge-offs for 2020 were $700 million (0.45 percent of average loans outstanding), compared with $299 million (0.21 percent of average loans outstanding) in 2019. The increase in net charge-offs in 2020, compared with 2019, reflected higher charge-offs as a result of deteriorating economic conditions in 2020.
Residential mortgage loan net charge-offs for 2020 reflected a net recovery of $12 million (0.02 percent of average loans outstanding), compared with $3 million of net charge-offs in 2019. Credit card loan net charge-offs in 2020 were $829 million (3.71 percent of average loans outstanding), compared with $893 million (3.83 percent of average loans outstanding) in 2019. Other retail loan net charge-offs for 2020 were $269 million (0.47 percent of average loans outstanding), compared with $259 million (0.45 percent of average loans outstanding) in 2019. The decrease in total residential mortgage, credit card and other retail loan net charge-offs in 2020, compared with 2019, reflected lower credit card and residential mortgage loan charge-offs, partially offset by higher retail leasing charge-offs due to the inclusion of end of term losses on residual lease values as of January 1, 2020.

TABLE 17	Net Charge-offs as a Percent of Average Loans Outstanding

Year Ended December 31	2020	2019	2018	2017	2016
Commercial
Commercial	.45%	.28%	.25%	.27%	.35%
Lease financing	.54	.22	.25	.31	.34
Total commercial	.45	.28	.25	.28	.35
Commercial Real Estate
Commercial mortgages	.62	.04	(.06)	.03	(.01)
Construction and development	.02	.02	(.02)	(.07)	(.08)
Total commercial real estate	.46	.04	(.05)	—	(.03)
Residential Mortgages	(.02)	—	.03	.06	.11
Credit Card	3.71	3.83	3.90	3.76	3.30
Other Retail
Retail leasing	.96	.15	.15	.14	.09
Home equity and second mortgages	(.03)	(.02)	(.02)	(.03)	.01
Other	.56	.76	.79	.75	.71
Total other retail	.47	.45	.46	.44	.42
Total loans	.58%	.50%	.48%	.48%	.47%

Analysis and Determination of the Allowance for Credit Losses
Prior to January 1, 2020, the allowance for credit losses was established to reserve for probable and estimable losses incurred in the Company’s loan and lease portfolio, including unfunded credit commitments. Effective January 1, 2020, the Company adopted new accounting guidance which changed previous impairment recognition to a model that is based on expected losses rather than incurred losses. The allowance considers expected losses for the remaining lives of the applicable assets, inclusive of expected recoveries. The allowance for credit losses is increased through provisions charged to earnings and reduced by net charge-offs. Management evaluates the appropriateness of the allowance for credit losses on a quarterly basis. Multiple economic scenarios are considered over a three-year reasonable and supportable forecast period, which incorporates historical loss experience in years two and three. These economic scenarios are constructed with interrelated projections of multiple economic variables, and loss estimates are produced that consider the historical correlation of those economic variables with credit losses. After the forecast period, the Company fully reverts to long-term historical loss experience, adjusted for prepayments and characteristics of the current loan and lease portfolio, to estimate losses over the remaining life of the portfolio. The economic scenarios are updated at least quarterly and are designed to provide a range of reasonable estimates, which are both better and worse than current expectations. Scenarios are weighted based on the Company’s expectation of economic conditions for the foreseeable future and reflect significant judgment and consider uncertainties that exist. Final loss estimates also consider factors affecting credit losses not reflected in the scenarios, due to the unique aspects of current conditions and expectations. These factors may include, but are not limited to, loan servicing practices, regulatory guidance, and/or fiscal and monetary policy actions. Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments, which is included in other liabilities in the Consolidated Balance Sheet. Both the allowance for loan losses and the liability for unfunded credit commitments are included in the Company’s analysis of credit losses and reported reserve ratios.
The allowance recorded for credit losses utilizes forward-looking expected loss models to consider a variety of factors affecting lifetime credit losses. These factors include, but are not limited to, macroeconomic variables such as unemployment rates, real estate prices, gross domestic product levels, corporate bonds spreads and long-term interest rate forecasts, as well as loan and borrower characteristics, such as internal risk ratings on commercial loans and consumer credit scores, delinquency status, collateral type and available valuation information, consideration of end-of-term
losses on lease residuals, and the remaining term of the loan, adjusted for expected prepayments. For each loan portfolio, model estimates are adjusted as necessary to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices, economic conditions or other factors that may affect the accuracy of the model. Expected credit loss estimates also include consideration of expected cash recoveries on loans previously charged-off
or expected recoveries on collateral-dependent loans where recovery is expected through sale of the collateral. Where loans do not exhibit similar risk characteristics, an individual analysis is performed to consider expected credit losses.
The allowance recorded for individually evaluated loans greater than $5 million in the commercial lending segment is based on an analysis utilizing expected cash flows discounted using the original effective interest rate, the observable market price of the loan, or the fair value of the collateral, less selling costs, for collateral-dependent loans as appropriate. For commercial TDRs individually evaluated for impairment, attributes of the borrower are the primary factors in determining the allowance for credit losses. However, historical loss experience is

TABLE 18	Summary of Allowance for Credit Losses

(Dollars in Millions)	2020	2019	2018	2017	2016
Balance at beginning of year	$4,491	$4,441	$4,417	$4,357	$4,306
Change in accounting principle (a)	1,499	–	–	–	–

Charge-Offs
Commercial
Commercial	536	380	328	387	388
Lease financing	39	19	22	27	29
Total commercial	575	399	350	414	417
Commercial real estate
Commercial mortgages	202	17	6	28	12
Construction and development	8	4	3	2	10
Total commercial real estate	210	21	9	30	22
Residential mortgages	19	34	48	65	85
Credit card	975	1,028	970	887	759
Other retail
Retail leasing	101	24	21	16	9
Home equity and second mortgages	16	19	25	31	40
Other	284	342	337	308	283
Total other retail	401	385	383	355	332
Total charge-offs	2,180	1,867	1,760	1,751	1,615

Recoveries
Commercial
Commercial	53	107	91	140	81
Lease financing	9	7	8	10	11
Total commercial	62	114	99	150	92
Commercial real estate
Commercial mortgages	17	5	23	20	16
Construction and development	6	2	5	10	19
Total commercial real estate	23	7	28	30	35
Residential mortgages	31	31	31	28	25
Credit card	146	135	124	101	83
Other retail
Retail leasing	20	11	9	6	4
Home equity and second mortgages	20	22	28	36	39
Other	92	93	87	70	68
Total other retail	132	126	124	112	111
Total recoveries	394	413	406	421	346

Net Charge-Offs
Commercial
Commercial	483	273	237	247	307
Lease financing	30	12	14	17	18
Total commercial	513	285	251	264	325
Commercial real estate
Commercial mortgages	185	12	(17)	8	(4)
Construction and development	2	2	(2)	(8)	(9)
Total commercial real estate	187	14	(19)	–	(13)
Residential mortgages	(12)	3	17	37	60
Credit card	829	893	846	786	676
Other retail
Retail leasing	81	13	12	10	5
Home equity and second mortgages	(4)	(3)	(3)	(5)	1
Other	192	249	250	238	215
Total other retail	269	259	259	243	221
Total net charge-offs	1,786	1,454	1,354	1,330	1,269
Provision for credit losses	3,806	1,504	1,379	1,390	1,324
Other changes	–	–	(1)	–	(4)
Balance at end of year	$8,010	$4,491	$4,441	$4,417	$4,357

Components
Allowance for loan losses	$7,314	$4,020	$3,973	$3,925	$3,813
Liability for unfunded credit commitments	696	471	468	492	544
Total allowance for credit losses	$8,010	$4,491	$4,441	$4,417	$4,357
Allowance for Credit Losses as a Percentage of
Period-end loans	2.69%	1.52%	1.55%	1.58%	1.59%
Nonperforming loans	654	649	544	438	318
Nonperforming and accruing loans 90 days or more past due	471	346	317	256	204
Nonperforming assets	617	542	449	368	272
Net charge-offs	448	309	328	332	343
(a)
Effective January 1, 2020, the Company adopted accounting guidance which changed impairment recognition of financial instruments to a model that is based on expected losses rather than incurred losses.

TABLE 19	Allocation of the Allowance for Credit Losses

	Allowance Amount					Allowance as a Percent of Loans
At December 31 (Dollars in Millions)	2020	2019	2018	2017	2016	2020	2019	2018	2017	2016
Commercial
Commercial	$2,344	$1,413	$1,388	$1,298	$1,376	2.41%	1.44%	1.43%	1.41%	1.56%
Lease financing	79	71	66	74	74	1.42	1.25	1.18	1.32	1.36
Total commercial	2,423	1,484	1,454	1,372	1,450	2.36	1.43	1.42	1.41	1.55

Commercial Real Estate
Commercial mortgages	894	272	269	295	282	3.14	.93	.94	1.00	.89
Construction and development	650	527	531	536	530	6.00	5.10	4.85	4.83	4.61
Total commercial real estate	1,544	799	800	831	812	3.93	2.01	2.02	2.05	1.88
Residential Mortgages	573	433	455	449	510	.75	.61	.70	.75	.89
Credit Card	2,355	1,128	1,102	1,056	934	10.54	4.55	4.72	4.76	4.29

Other Retail
Retail leasing	252	78	25	21	11	3.09	.92	.29	.26	.17
Home equity and second mortgages	349	232	265	298	300	2.80	1.54	1.64	1.83	1.83
Other	514	337	340	359	306	1.41	1.00	1.07	1.09	.98
Total other retail	1,115	647	630	678	617	1.96	1.13	1.12	1.18	1.15
Covered Loans	–	–	–	31	34	–	–	–	.99	.89
Total allowance	$8,010	$4,491	$4,441	$4,417	$4,357	2.69%	1.52%	1.55%	1.58%	1.59%

also incorporated into the allowance methodology applied to this category of loans. Commercial lending segment TDR loans may be collectively evaluated for impairment where observed performance history, including defaults, is a primary driver of the loss allocation.
The allowance recorded for TDR loans in the consumer lending segment is determined on a homogenous pool basis utilizing expected cash flows discounted using the original effective interest rate of the pool. The expected cash flows on TDR loans consider subsequent payment defaults since modification, the borrower’s ability to pay under the restructured terms, and the timing and amount of payments. The allowance for collateral-dependent loans in the consumer lending segment is determined based on the current fair value of the collateral less costs to sell.
When evaluating the appropriateness of the allowance for credit losses for any loans and lines in a junior lien position, the Company considers the delinquency and modification status of the first lien. At December 31, 2020, the Company serviced the first lien on 38 percent of the home equity loans and lines in a junior lien position. The Company also considers the status of first lien mortgage accounts reported on customer credit bureau files when the first lien is not serviced by the Company. Regardless of whether the Company services the first lien, an assessment is made of economic conditions, problem loans, recent loss experience and other factors in determining the allowance for credit losses. Based on the available information, the Company estimated $209 million or 1.7 percent of its total home equity portfolio at December 31, 2020, represented non-delinquent
junior liens where the first lien was delinquent or modified, excluding loans in COVID-related forbearance programs.
The Company considers historical loss experience on the loans and lines in a junior lien position to establish loss estimates for junior lien loans and lines the Company services that are current, but the first lien is delinquent or modified. The historical long-term average loss experience related to junior liens has been relatively limited (less than 1 percent of the total portfolio annually), and estimates are adjusted to consider current collateral support and portfolio risk characteristics. These include updated credit scores and collateral estimates obtained on the Company’s home equity portfolio each quarter. In its evaluation of the allowance for credit losses, the Company also considers the increased risk of loss associated with home equity lines that are contractually scheduled to convert from a revolving status to a fully amortizing payment.
Beginning January 1, 2020, when a loan portfolio is purchased, the acquired loans are divided into those considered purchased with more than insignificant credit deterioration (“PCD”) and those not considered purchased with more than insignificant credit deterioration. An allowance is established for each population and considers product mix, risk characteristics of the portfolio, bankruptcy experience, delinquency status and refreshed LTV ratios when possible. The allowance established for purchased loans not considered PCD is recognized through provision expense upon acquisition, whereas the allowance established for loans considered PCD at acquisition is offset by an increase in the basis of the acquired loans. Any subsequent increases and decreases in the allowance related to purchased loans, regardless of PCD status, are recognized through provision expense, with charge-offs charged to the allowance. The Company did not have a material amount of PCD loans included in its loan portfolio at December 31, 2020.
The Company’s methodology for determining the appropriate allowance for credit losses also considers the imprecision inherent in the methodologies used and allocated to the various loan portfolios. As a result, amounts determined under the methodologies described above are adjusted by management to consider the potential impact of other qualitative factors not captured in quantitative model adjustments which include, but are not limited to, the following: model imprecision, imprecision in economic scenario assumptions, and emerging risks related to either changes in the economic environment that are affecting specific portfolios, or changes in portfolio concentrations over time that may affect model performance. The consideration of these items results in adjustments to allowance amounts included in the Company’s allowance for credit losses for each loan portfolio.
The results of the analysis are evaluated quarterly to confirm the estimates are appropriate for each loan portfolio. Table 19 shows the amount of the allowance for credit losses by loan class and underlying portfolio category.
Although the Company determined the amount of each element of the allowance separately and considers this process to be an important credit management tool, the entire allowance for credit losses is available for the entire loan portfolio. The actual amount of losses can vary significantly from the estimated amounts.
At December 31, 2020, the allowance for credit losses was $8.0 billion (2.69 percent of period-end
loans), compared with an allowance of $4.5 billion (1.52 percent of period-end
loans) at December 31, 2019. The ratio of the allowance for credit losses to nonperforming loans was 654 percent at December 31, 2020, compared with 649 percent at December 31, 2019. The ratio of the allowance for credit losses to annual loan net charge-offs at December 31, 2020, was 448 percent, compared with 309 percent at December 31, 2019. Management determined the allowance for credit losses was appropriate at December 31, 2020.
The increase in the allowance for credit losses of $3.5 billion (78.4 percent) at December 31, 2020, compared with
December 31, 2019, reflected the $1.5 billion impact of the January 1, 2020 adoption of new accounting guidance, along with an additional $2.0 billion increase during 2020 to recognize the expected losses resulting from the deteriorating and ongoing effects of adverse economic conditions driven by the impact of
COVID-19
on the domestic and global economies, as well as new loan production and acquired loans. Expected loss estimates consider various factors including the changing economic activity, potential mitigating effects of government stimulus, estimated duration and severity of the health crisis, customer specific information impacting changes in risk ratings, projected delinquencies and the impact of industry-wide loan modification efforts designed to limit long-term effects of the
COVID-19
pandemic, among other factors.
Changes in economic conditions in 2020 included significant reductions in economic activity related to actions taken by customers and governmental authorities to slow the spread of
COVID-19.
Levels of employment and overall gross domestic product in the United States declined significantly with the initial wave of the pandemic, and had not fully recovered at December 31, 2020, which contributed to the increase in expected credit losses. At the same time, record economic stimulus measures were also enacted, and additional measures are being considered, with the intent to support businesses and consumers through what is expected to be a period of reduced economic activity. These competing positive and negative factors are evaluated through a combination of quantitative calculations using economic scenarios and qualitative assessments that consider the high degree of uncertainty related to the unprecedented levels of both economic stress and the stimulus response.

The following table summarizes the baseline forecast for key economic variables the Company used in its estimate of the allowance for credit losses at January 1, 2020 and December 31, 2020:

	January 1, 2020	December 31, 2020
United States unemployment rate for the three months ending (a)
December 31, 2020	4.0%	6.7%
June 30, 2021	4.0	7.1
December 31, 2021	4.0	6.8
United States real gross domestic product for the three months ending (b)
December 31, 2020	1.2%	(2.5)%
June 30, 2021	2.2	(1.1)
December 31, 2021	2.9	1.5
(a)	Reflects quarterly average of forecasted reported United States unemployment rate.
(b)	Reflects cumulative change from December 31, 2019.

Baseline economic forecasts are used in combination with alternative scenarios and historical loss experience as is considered reasonable and supportable to inform the Company’s allowance for credit losses. Changes in the allowance for credit losses are based on a variety of factors, including loan balance changes, portfolio credit quality and mix changes, and changes in general economic conditions and expectations (including for unemployment and gross domestic product), among other factors. Based on economic conditions at December 31, 2020, it was difficult to estimate the length and severity of the economic downturn that may result from
COVID-19
and the impact of other factors that may influence the level of eventual losses and corresponding requirements for the allowance for credit losses, including the impact of economic stimulus programs and customer accommodation activity. While reserves consider the uncertainty in these estimates, the unpredictability of the
COVID-19
pandemic could continue to result in the recognition of credit losses in the Company’s loan portfolios and changes in the allowance for credit losses, particularly if the economy worsens.
The allowance for credit losses related to commercial lending segment loans increased $1.4 billion during the year ended December 31, 2020, as increased loan volume and credit downgrades during the period reflected the impact of
COVID-19
on certain industry sectors, including the retail and restaurants, energy, media and entertainment, lodging and airline industries that were severely impacted by virus containment measures.
The following table summarizes the Company’s commercial lending segment credit exposure to customers within the industry sectors most impacted by
COVID-19,
as a percentage of total loans and legal commitments outstanding at December 31, 2020:

	Loans	Outstanding Commitments
Retail	3.8%	5.2%
Energy (includes Oil and gas)	.9	2.2
Media and entertainment	2.0	2.2
Lodging	1.3	1.0
Airline	.3	.5
The allowance for credit losses related to consumer lending segment loans increased $592 million during the year ended December 31, 2020, as higher economic risks, including those due to increased unemployment, and increases in expected losses related to acquired portfolios were partially mitigated by strong underlying credit quality that supports expectations of long-term repayment, and the decline in funded loan balances.
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
end-of-term
marketing of
off-lease
vehicles.
Included in the retail leasing portfolio was approximately $6.3 billion of retail leasing residuals at December 31, 2020, compared with $6.6 billion at December 31, 2019. The Company monitors concentrations of leases by manufacturer and vehicle type. As of December 31, 2020, vehicle lease residuals related to sport utility vehicles were 46.3 percent of the portfolio, while truck and crossover utility vehicle classes represented approximately 32.8 percent and 14.3 percent of the portfolio, respectively. At year-end
2020, the individual vehicle model with the largest residual value outstanding represented 13.2 percent of the aggregate residual value of all vehicles in the portfolio. At December 31, 2020 and 2019, the weighted-average origination term of the portfolio was 41 months. At December 31, 2020, the commercial leasing portfolio had $498 million of residuals, compared with $481 million at December 31, 2019. At year-end
2020, lease residuals related to trucks and other transportation equipment represented 32.2 percent of the total residual portfolio, while business and office equipment represented 32.1 percent.
Operational Risk Management
. The Company operates in many different businesses in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. Operational risk is inherent in all business activities, and the management of this risk is important to the achievement of the Company’s objectives. Business lines have direct and primary responsibility and accountability for identifying, controlling, and monitoring operational risks embedded in their business activities, including those additional or increased risks created by the economic and financial disruptions, and the Company’s alternative working arrangements resulting from the
COVID-19
pandemic. The Company maintains a system of controls with the objective of providing proper transaction authorization and execution, proper system operations, proper oversight of third parties with whom it does business, safeguarding of assets from misuse or theft, and ensuring the reliability and security of financial and other data.
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
Compliance Risk Management
 The Company may suffer legal or regulatory sanctions, material financial loss, or damage to its reputation through failure to comply with laws, regulations, rules, standards of good practice, and codes of conduct, including those related to compliance with Bank Secrecy Act/anti-money laundering requirements, sanctions compliance requirements as administered by the Office of Foreign Assets Control, consumer protection and other requirements. The Company has controls and processes in place for the assessment, identification, monitoring, management and reporting of compliance risks and issues, including those created or increased by the economic and financial disruptions caused by the
COVID-19
pandemic. Refer to “Supervision and Regulation” in the Company’s Annual Report on Form
10-K
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
Table 20 summarizes the projected impact to net interest income over the next 12 months of various potential interest rate changes. The sensitivity of the projected impact to net interest income over the next 12 months is dependent on balance sheet growth, product mix, deposit behavior, pricing and funding decisions. While the Company utilizes models and assumptions based on historical information and expected behaviors, actual outcomes could vary significantly.

TABLE 20	Sensitivity of Net Interest Income

	December 31, 2020				December 31, 2019
	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual
Net interest income	(4.48)%	4.58%	*	6.57%	(1.43)%	.83%	*	.21%
*	Given the level of interest rates, downward rate scenario is not computed.

Use of Derivatives to Manage Interest Rate and Other Risks
To manage the sensitivity of earnings and capital to interest rate, prepayment, credit, price and foreign currency fluctuations (asset and liability management positions), the Company enters into derivative transactions. The Company uses derivatives for asset and liability management purposes primarily in the following ways:

–	To convert fixed-rate debt and available-for-sale investment securities from fixed-rate payments to floating-rate payments;

–	To convert the cash flows associated with floating-rate debt from floating-rate payments to fixed-rate payments;

–	To mitigate changes in value of the Company’s unfunded mortgage loan commitments, funded MLHFS and MSRs;

–	To mitigate remeasurement volatility of foreign currency denominated balances; and

–	To mitigate the volatility of the Company’s net investment in foreign operations driven by fluctuations in foreign currency exchange rates.
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
The Company does not designate all of the derivatives that it enters into for risk management purposes as accounting hedges because of the inefficiency of applying the accounting requirements and may instead elect fair value accounting for the related hedged items. In particular, the Company enters into interest rate swaps, swaptions, forward commitments to buy to-be-announced
securities (“TBAs”), U.S. Treasury and Eurodollar futures and options on U.S. Treasury futures to mitigate fluctuations in the value of its MSRs, but does not designate those derivatives as accounting hedges. The estimated net sensitivity to changes in interest rates of the fair value of the MSRs and the related derivative instruments at December 31, 2020, to an immediate 25, 50 and 100 bps downward movement in interest rates would be a decrease of approximately $5 million, an increase of $10 million and an increase of $81 million, respectively. An immediate upward movement in interest rates at December 31, 2020, of 25, 50 and 100 bps would result in an increase of approximately $20 million, $39 million and $46 million, in the fair value of the MSRs and related derivative instruments, respectively. Refer to Note 9 of the Notes to Consolidated Financial Statements for additional information regarding MSRs.
Additionally, the Company uses forward commitments to sell TBAs and other commitments to sell residential mortgage loans at specified prices to economically hedge the interest rate risk in its residential mortgage loan production activities. At December 31,
2020, the Company had $15.0 billion of forward commitments to sell, hedging $7.0 billion of MLHFS and $12.0 billion of unfunded mortgage loan commitments. The forward commitments to sell and the unfunded mortgage loan commitments on loans intended to be sold are considered derivatives under the accounting guidance related to accounting for derivative instruments and hedging activities. The Company has elected the fair value option for the MLHFS.
Derivatives are subject to credit risk associated with counterparties to the contracts. Credit risk associated with derivatives is measured by the Company based on the probability of counterparty default, including consideration of the
COVID-19
pandemic. The Company manages the credit risk of its derivative positions by diversifying its positions among various counterparties, by entering into master netting arrangements, and, where possible, by requiring collateral arrangements. The Company may also transfer counterparty credit risk related to interest rate swaps to third parties through the use of risk participation agreements. In addition, certain interest rate swaps, interest rate forwards and credit contracts are required to be centrally cleared through clearinghouses to further mitigate counterparty credit risk.
For additional information on derivatives and hedging activities, refer to Notes 19 and 20 in the Notes to Consolidated Financial Statements.
LIBOR Transition
 In July 2017, the United Kingdom’s Financial Conduct Authority announced that it would no longer require banks to submit rates for the London InterBank Offered Rate (“LIBOR”) after 2021. In November 2020, the Intercontinental Exchange Benchmark Administration, which is the administrator of LIBOR, proposed to cease the publication of all non-United States Dollar LIBOR rates and one week and two month United States Dollar LIBOR rates on December 31, 2021, but extend the publication of the remainder of United States Dollar LIBOR rates until June 30, 2023. The Company holds financial instruments that will be impacted by the discontinuance of LIBOR, including certain loans, investment securities, derivatives, borrowings and other financial instruments that use LIBOR as the benchmark rate. The Company also provides various services to customers in its capacity as trustee, which involve financial instruments that will be similarly impacted by the discontinuance of LIBOR. The Company anticipates these financial instruments will require transition to a new reference rate. This transition will occur over time as many of these arrangements do not have an alternative rate referenced in their contracts or a clear path for the parties to agree upon an alternative reference rate. In order to facilitate the transition process, the Company has instituted a LIBOR Transition Office and commenced an enterprise-wide project to identify, assess and monitor risks associated with the expected discontinuance or unavailability of LIBOR, actively engage with industry working groups and regulators, achieve operational readiness and engage impacted customers. During 2020, the Company began modifying its systems, models, procedures and internal infrastructure to be prepared to accept alternative reference rates. The Company also adopted industry best practice guidelines for fallback language for new transactions, converted its cleared interest rate swaps discounting to Secured Overnight Financing Rate discounting, and distributed communications to certain impacted parties, both inside and outside the Company, on the transition. Refer to “Risk Factors” beginning on page 146, for further discussion on potential risks that could adversely affect the Company’s financial results as a result of the LIBOR transition.
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
The average, high, low and
period-end
one-day
VaR amounts for the Company’s Covered Positions were as follows:

Year Ended December 31 (Dollars in Millions)	2020	2019
Average	$2	$1
High	3	2
Low	1	1
Period-end	2	1
Given the market volatility in the first quarter of 2020 resulting from effects of the
COVID-19
pandemic, the Company experienced actual losses for its combined Covered Positions that exceeded VaR five times during the year ended December 31, 2020. The Company did not experience any actual losses for its combined Covered Positions that exceeded VaR during 2019. The Company stress tests its market risk measurements to provide management with perspectives on market events that may not be captured by its VaR models, including worst case historical market movement combinations that have not necessarily occurred on the same date.
The Company calculates Stressed VaR using the same underlying methodology and model as VaR, except that a historical continuous one-year
look-back period is utilized that reflects a period of significant financial stress appropriate to the Company’s Covered Positions. The period selected by the Company includes the significant market volatility of the last four months of 2008.
The average, high, low and
period-end
one-day
Stressed VaR amounts for the Company’s Covered Positions were as follows:

Year Ended December 31 (Dollars in Millions)	2020	2019
Average	$6	$6
High	8	9
Low	4	4
Period-end	5	5
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
one-year
look-back period is used to obtain past market data for the models.

The average, high and low VaR amounts for the residential MLHFS and related hedges and the MSRs and related hedges were as follows:

Year Ended December 31 (Dollars in Millions)	2020	2019
Residential Mortgage Loans Held For Sale and Related Hedges
Average	$10	$3
High	22	8
Low	2	–
Mortgage Servicing Rights and Related Hedges
Average	$19	$7
High	54	11
Low	1	4
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
sheet and
off-balance
sheet funding sources. These liquidity sources include cash at the Federal Reserve Bank and certain European central banks, unencumbered liquid assets, and capacity to borrow from the FHLB and at Federal Reserve Bank’s Discount Window. Unencumbered liquid assets in the Company’s investment securities portfolio provides asset liquidity through the Company’s ability to sell the securities or pledge and borrow against them. At December 31, 2020, the fair value of unencumbered investment securities totaled $125.9 billion, compared with $114.2 billion at December 31, 2019. Refer to Note 4 of the Notes to Consolidated Financial Statements and “Balance Sheet Analysis” for further information on investment securities maturities and trends. Asset liquidity is further enhanced by the Company’s practice of pledging loans to access secured borrowing facilities through the FHLB and Federal Reserve Bank. At December 31, 2020, the Company could have borrowed a total of an additional $96.5 billion from the FHLB and Federal Reserve Bank based on collateral available for additional borrowings.
The Company’s diversified deposit base provides a sizeable source of relatively stable and low-cost
funding, while reducing the Company’s reliance on the wholesale markets. Total deposits were $429.8 billion at December 31, 2020, compared with $361.9 billion at December 31, 2019. Refer to Table 14 and “Balance Sheet Analysis” for further information on the Company’s deposits.
Additional funding is provided by long-term debt and short-term borrowings. Long-term debt was $41.3 billion at December 31, 2020, and is an important funding source because of its multi-year borrowing structure. Refer to Note 13 of the Notes to Consolidated Financial Statements for information on the terms and maturities of the Company’s long-term debt issuances and “Balance Sheet Analysis” for discussion on long-term debt trends. Short-term borrowings were $11.8 billion at December 31, 2020, and supplement the Company’s other funding sources. Refer to Note 12 of the Notes to Consolidated Financial Statements and “Balance Sheet Analysis” for further information on the terms and trends of the Company’s short-term borrowings.
The Company’s ability to raise negotiated funding at competitive prices is influenced by rating agencies’ views of the Company’s credit quality, liquidity, capital and earnings. Table 21 details the rating agencies’ most recent assessments.

TABLE 21	Debt Ratings

	Moody’s	Standard & Poor’s	Fitch	Dominion Bond Rating Service
U.S. Bancorp
Long-term issuer rating	A1	A+	AA-	AA
Short-term issuer rating		A-1	F1+	R-1 (middle)
Senior unsecured debt	A1	A+	A+	AA
Subordinated debt	A1	A-1	A	AA (low)
Junior subordinated debt	A2
Preferred stock	A3	BBB	BBB+	A
Commercial paper	P-1		F1+

U.S. Bank National Association
Long-term issuer rating	A1	AA-	AA-	AA (high)
Short-term issuer rating	P-1	A-1+	F1+	R-1 (high)
Long-term deposits	Aa1		AA	AA (high)
Short-term deposits	P-1		F1+
Senior unsecured debt	A1	AA-	AA-	AA (high)
Subordinated debt	A1	A		AA
Commercial paper	P-1	A-1+	F1+
Counterparty risk assessment	Aa2(cr)/P-1(cr)
Counterparty risk rating	Aa3/P-1
Baseline credit assessment	aa3

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
At December 31, 2020, parent company long-term debt outstanding was $20.9 billion, compared with $18.6 billion at December 31, 2019. The increase was primarily due to $2.8 billion of medium-term note issuances, partially offset by $1.2 billion of medium-term note repayments. As of December 31, 2020, there was $1.5 billion of parent company debt scheduled to mature in 2021. Future debt maturities may be met through medium-term note and capital security issuances and dividends from subsidiaries, as well as from parent company cash and cash equivalents.
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
The Company is subject to a regulatory Liquidity Coverage Ratio (“LCR”) requirement which requires banks to maintain an adequate level of unencumbered high quality liquid assets to meet estimated liquidity needs over a
30-day
stressed period. At December 31, 2020, the Company was compliant with this requirement.
European Exposures
The Company provides merchant processing and corporate trust services in Europe either directly or through banking affiliations in Europe. Revenue generated from sources in Europe represented approximately 2 percent of the Company’s total net revenue for 2020. Operating cash for these businesses is deposited on a short-term basis typically with certain European central banks. For deposits placed at other European banks, exposure is mitigated by the Company placing

TABLE 22	Contractual Obligations

	Payments Due By Period
At December 31, 2020 (Dollars in Millions)	One Year or Less	Over One Through Three Years	Over Three Through Five Years	Over Five Years	Total
Contractual Obligations (a)
Long-term debt (b)	$7,266	$11,480	$11,821	$10,730	$41,297
Operating leases	290	463	266	344	1,363
Benefit obligations (c)	32	68	109	204	413
Time deposits	23,808	5,065	1,819	2	30,694
Contractual interest payments (d)	1,274	1,272	719	597	3,862
Equity investment commitments	1,592	577	139	58	2,366
Other (e)	339	90	22	92	543
Total	$34,601	$19,015	$14,895	$12,027	$80,538
(a)
Unrecognized tax positions of $474 million at December 31, 2020, are excluded as the Company cannot make a reasonably reliable estimate of the period of cash settlement with the respective taxing authority.

(b)	Includes obligations under finance leases.
(c)	Amounts include obligations related to the unfunded non-qualified pension plan and postretirement welfare plan.
(d)	Includes accrued interest and future contractual interest obligations.
(e)	Primarily includes purchase obligations for goods and services covered by noncancellable contracts including cancellation fees.

deposits at multiple banks and managing the amounts on deposit at any bank based on institution-specific deposit limits. At December 31, 2020, the Company had an aggregate amount on deposit with European banks of approximately $10.9 billion, predominately with the Central Bank of Ireland and Bank of England.
In addition, the Company provides financing to domestic multinational corporations that generate revenue from customers in European countries, transacts with various European banks as counterparties to certain derivative-related activities, and through a subsidiary, manages money market funds that hold certain investments in European sovereign debt. Any further deterioration in economic conditions in Europe, including the potential negative impact of the United Kingdom’s withdrawal from the European Union (“Brexit”), is not expected to have a significant effect on the Company related to these activities. The Company is focused on providing continuity of services, with minimal disruption resulting from Brexit, to customers with activities in European countries. The Company has made certain structural changes to its legal entities and operations in the United Kingdom and European Union, where needed, and migrated certain business activities to the appropriate jurisdictions to continue to provide such services and generate revenue.
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
Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses. Many of the Company’s commitments to extend credit expire without being drawn and, therefore, total commitment amounts do not necessarily represent future liquidity requirements or the Company’s exposure to credit loss. Commitments to extend credit also include consumer credit lines that are cancelable upon notification to the consumer. Total contractual amounts of commitments to extend credit at December 31, 2020 were $344.2 billion. The Company also issues and confirms various types of letters of credit, including standby and commercial. Total contractual amounts of letters of credit at December 31, 2020 were $10.4 billion. For more information on the Company’s commitments to extend credit and letters of credit, refer to Note 22 in the Notes to Consolidated Financial Statements.
The Company’s
off-balance
sheet arrangements with unconsolidated entities primarily consist of private investment funds or partnerships that make equity investments, provide debt financing or support community-based investments in tax-advantaged
projects. In addition to providing investment returns, these arrangements in many cases assist the Company in complying with requirements of the Community Reinvestment Act. The investments in these entities generate a return primarily through the realization of federal and state income tax credits and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. The entities in which the Company invests are generally considered variable interest entities (“VIEs”). The Company’s recorded net investment in these entities as of December 31, 2020 was approximately $3.0 billion.
The Company also has
non-controlling
financial investments in private funds and partnerships considered VIEs. The Company’s recorded investment in these entities was approximately $35 million at December 31, 2020, and the Company had unfunded commitments to invest an additional $22 million. For more information on the Company’s interests in unconsolidated VIEs, refer to Note 7 in the Notes to Consolidated Financial Statements.
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
The Company repurchased approximately 31 million shares of its common stock in 2020, compared with approximately 81 million shares in 2019. The average price paid for the shares repurchased in 2020 was $53.32 per share, compared with $55.88 per share in 2019. Beginning in March and continuing through the remainder of 2020, the Company suspended all common stock repurchases except for those done exclusively in connection with its stock-based compensation programs. This action was initially taken by the Company to maintain strong capital levels given the impact and uncertainties of
COVID-19
on the economy and global markets. Due to continued economic uncertainty, the Federal Reserve Board implemented measures beginning in the third quarter of 2020 and extending through the first quarter of 2021, restricting capital distributions of all large bank holding companies, including the Company. These restrictions initially included capping common stock dividends at existing rates and restricting share repurchases, and currently limit the aggregate amount of common stock dividends and share repurchases to an amount that does not exceed the average net income of the four preceding calendar quarters. On December 22, 2020, the Company announced that it had received its results on the December 2020 Stress Test from the Federal Reserve Board. Based on those results, the Company announced that its Board of Directors had approved an authorization to repurchase $3.0 billion of its common stock beginning January 1, 2021. The Company will continue to monitor the economic environment and will adjust its capital distributions as circumstances warrant. Additional capital distributions are subject to the approval of the Company’s Board of Directors, and will be consistent with regulatory requirements. For a more complete analysis of activities impacting shareholders’ equity and capital management programs, refer to Note 14 of the Notes to Consolidated Financial Statements.
Total U.S. Bancorp shareholders’ equity was $53.1 billion at December 31, 2020, compared with $51.9 billion at December 31, 2019. The increase was primarily the result of corporate earnings and changes in unrealized gains and losses on available-for-sale
investment securities included in other comprehensive income (loss), partially offset by a reduction to retained earnings due to the January 1, 2020 adoption of accounting guidance related to the impairment of financial instruments, dividends and common share repurchases.
The regulatory capital requirements effective for the Company follow Basel III, with the Company being subject to calculating its capital adequacy as a percentage of risk-weighted assets under the standardized approach. Under Basel III, banking regulators define minimum capital requirements for banks and financial services holding companies. These requirements are expressed in the form of a minimum common equity tier 1 capital ratio, tier 1 capital ratio, total risk-based capital ratio, tier 1 leverage ratio and a tier 1 total leverage exposure, or supplementary leverage, ratio. The Company’s minimum required level for these ratios at December 31, 2020, which include a stress capital buffer of 2.5 percent for the common equity tier 1 capital, tier 1 capital and total capital ratios, was 7.0 percent, 8.5 percent, 10.5 percent, 4.0 percent, and 3.0 percent, respectively. The Company targets its regulatory capital levels, at both the bank and bank holding company level, to exceed the “well-capitalized” threshold for these ratios under the FDIC Improvement Act prompt corrective action provisions that are applicable to all banks. At December 31, 2020, the minimum “well-capitalized” thresholds under the prompt corrective action framework for the common equity tier 1 capital ratio, tier 1 capital ratio, total risk-based capital ratio, tier 1 leverage ratio, and tier 1 total leverage exposure ratio was 6.5 percent, 8.0 percent, 10.0 percent, 5.0 percent, and 3.0 percent, respectively. During 2020, the Company elected to adopt a rule issued during 2020 by its regulators which permits banking organizations who adopt accounting guidance related to the impairment of financial instruments based on the current expected credit losses (“CECL”) methodology during 2020, the option to defer the impact of the effect of that guidance at adoption plus 25 percent of its quarterly credit reserve increases over the next two years on its regulatory capital requirements, followed by a three-year transition period to phase in the cumulative deferred impact. As of December 31, 2020, the Company’s bank subsidiary met all regulatory capital ratios to be considered “well-capitalized”. There are no conditions or events since December 31, 2020 that management believes have changed the risk-based category of its covered subsidiary bank.
As an approved mortgage seller and servicer, U.S. Bank National Association, through its mortgage banking division, is required to maintain various levels of shareholder’s equity, as specified by various agencies, including the United States Department of Housing and Urban Development, Government National Mortgage

TABLE 23	Regulatory Capital Ratios

At December 31 (Dollars in Millions)	2020	2019
Basel III standardized approach:
Common equity tier 1 capital	$38,045	$35,713
Tier 1 capital	44,474	41,721
Total risk-based capital	52,602	49,744
Risk-weighted assets	393,648	391,269

Common equity tier 1 capital as a percent of risk-weighted assets	9.7%	9.1%
Tier 1 capital as a percent of risk-weighted assets	11.3	10.7
Total risk-based capital as a percent of risk-weighted assets	13.4	12.7
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	8.3	8.8
Tier 1 capital as a percent of total on- and off-balance sheet leverage exposure (total leverage exposure ratio)	7.3	7.0

Association, Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. At December 31, 2020, U.S. Bank National Association met these requirements.
Table 23 provides a summary of statutory regulatory capital ratios in effect for the Company at December 31, 2020 and 2019. All regulatory ratios exceeded regulatory “well-capitalized” requirements.
The Company believes certain other capital ratios are useful in evaluating its capital adequacy. At December 31, 2020, the Company’s tangible common equity, as a percent of tangible assets and as a percent of risk-weighted assets determined in accordance with transitional regulatory capital requirements related to the CECL methodology under the standardized approach, was 6.9 percent and 9.5 percent, respectively. This compares to the Company’s tangible common equity, as a percent of tangible assets and as a percent of risk-weighted assets under the standardized approach, of 7.5 percent and 9.3 percent, respectively, at December 31, 2019. In addition, the Company’s common equity tier 1 capital to risk-weighted assets ratio, reflecting the full implementation of the CECL methodology was 9.3 percent at December 31, 2020. Refer to
“Non-GAAP
Financial Measures” beginning on page 64 for further information on these other capital ratios.
Fourth Quarter Summary
The Company reported net income attributable to U.S. Bancorp of $1.5 billion for the fourth quarter of 2020, or $0.95 per diluted common share, compared with $1.5 billion, or $0.90 per diluted common share, for the fourth quarter of 2019. Return on average assets and return on average common equity were 1.10 percent and 12.1 percent, respectively, for the fourth quarter of 2020, compared with 1.21 percent and 11.8 percent, respectively, for the fourth quarter of 2019.
Total net revenue for the fourth quarter of 2020, was $84 million (1.5 percent) higher than the fourth quarter of 2019, reflecting a 4.7 percent increase in noninterest income, partially offset by a 1.0 percent decrease in net interest income (0.9 percent on a taxable-equivalent basis). The decrease in net interest income from the fourth quarter of 2019 was primarily due to the impact of lower interest rates from a year ago, partially offset by changes in deposit and funding mix, loan growth and higher loan fees. The noninterest income increase was driven by significant growth in mortgage banking revenue due to refinancing production, growth in commercial products revenue primarily due to commitment fees on unused lines and higher other noninterest income. Growth in these fee categories was partially offset by a decline in payment services revenue and deposit service charges related to lower consumer and business spending.
Noninterest expense in the fourth quarter of 2020 was $37 million (1.1 percent) lower than the fourth quarter of 2019, reflecting the impact of severance charges and other accruals recorded in 2019, partially offset by business investments, costs related to
COVID-19
and an increase in revenue-related production expenses in the fourth quarter of 2020.
Fourth quarter 2020 net interest income, on a taxable-equivalent basis, was $3.2 billion, representing a decrease of $30 million (0.9 percent) compared with the fourth quarter of 2019. The decrease was primarily due to the impact of lower interest rates from the prior year, partially offset by changes in deposit and funding mix, loan growth and higher loan fees. The Company expects net interest income to decline slightly in the first quarter of 2021 in part due to seasonally fewer days. Average earning assets were $57.7 billion (13.1 percent) higher in the fourth quarter of 2020, compared with the fourth quarter of 2019, reflecting increases of $7.4 billion (2.5 percent) in average loans, $11.8 billion (9.7 percent) in average investment securities and $34.9 billion in average other earning assets including cash balances being maintained for liquidity given the current economic environment. The net interest margin, on a taxable-equivalent basis, in the fourth quarter of 2020 was 2.57 percent, compared with 2.92 percent in the fourth quarter of 2019. The decrease in net interest margin was primarily due to the impact of a lower yield curve and decisions to maintain higher cash balances for liquidity, partially offset by changes in deposit and funding mix. The Company expects its net interest margin to be relatively stable in the first quarter of 2021.

TABLE 24	Fourth Quarter Results

	Three Months Ended December 31
(Dollars and Shares in Millions, Except Per Share Data)	2020	2019
Condensed Income Statement
Net interest income	$3,175	$3,207
Taxable-equivalent adjustment (a)	26	24
Net interest income (taxable-equivalent basis) (b)	3,201	3,231
Noninterest income	2,550	2,436
Total net revenue	5,751	5,667
Noninterest expense	3,364	3,401
Provision for credit losses	441	395
Income before taxes	1,946	1,871
Income taxes and taxable-equivalent adjustment	421	378
Net income	1,525	1,493
Net (income) loss attributable to noncontrolling interests	(6)	(7)
Net income attributable to U.S. Bancorp	$1,519	$1,486
Net income applicable to U.S. Bancorp common shareholders	$1,425	$1,408

Per Common Share
Earnings per share	$.95	$.91
Diluted earnings per share	$.95	$.90
Dividends declared per share	$.42	$.42
Average common shares outstanding	1,507	1,556
Average diluted common shares outstanding	1,508	1,558

Financial Ratios
Return on average assets	1.10%	1.21%
Return on average common equity	12.1	11.8
Net interest margin (taxable-equivalent basis) (a)	2.57	2.92
Efficiency ratio (b)	58.8	60.3
(a)	Based on a federal income tax rate of 21 percent for those assets and liabilities whose income or expense is not included for federal income tax purposes.
(b)	See Non-GAAP Financial Measures beginning on page 64.

Noninterest income in the fourth quarter of 2020 was $2.6 billion, representing an increase of $114 million (4.7 percent) from the fourth quarter of 2019. The increase reflected higher mortgage banking revenue, commercial products revenue and other noninterest income, partially offset by lower payment services revenue and deposit service charges. Mortgage banking revenue increased $224 million (91.8 percent) due to higher mortgage loan production driven by refinancing activities and stronger gain on sale margins, partially offset by declines in the valuations of MSRs, net of hedging activities. The Company expects mortgage banking revenue to decline in the first quarter of 2021, as compared with the fourth quarter of 2020, in line with the industry, as refinancing activity continues to moderate. Commercial products revenue increased $13 million (5.8 percent) primarily due to higher commercial loan and commercial leasing fees. Other noninterest income increased $73 million (52.9 percent) in the fourth quarter of 2020, compared with the same period of the prior year, reflecting higher retail leasing end of term residual gains, higher tax-advantaged
investment syndication revenue and the impact of the fourth quarter of 2019 charge for the increased derivative liability related to Visa shares previously sold by the Company, partially offset by lower equity investment income. The decrease in payment services revenue reflected lower merchant processing services revenue of $98 million (24.0 percent), lower corporate payment products revenue of $32 million (20.3 percent) and lower credit and debit card revenue of $16 million (4.2 percent), all driven by lower sales volume due to the impact of the
COVID-19
pandemic on consumer and business spending. The decrease in credit and debit card revenue was partially offset by higher prepaid card
fees as a result of government stimulus programs in 2020. Merchant processing services revenue and corporate payments products revenue are expected to decline in the first quarter of 2021, as compared with the first quarter of 2020, reflecting lower travel and hospitality activity due to
COVID-19.
However, sales volume trends, excluding travel and hospitality, are expected to continue to improve compared to the fourth quarter of 2020, in line with consumer and business spending activity. Credit and debit card revenue is expected to increase in the first quarter of 2021, compared to the first quarter of 2020, as overall increases in sales volume are expected to more than offset lower travel and hospitality activity, and prepaid debit card volumes are expected to be higher due to the impact of government stimulus programs. Deposit service charges decreased $66 million (28.6 percent) primarily due to lower consumer spending activities.
Noninterest expense in the fourth quarter of 2020 was $3.4 billion, representing a decrease of $37 million (1.1 percent)

compared with the fourth quarter of 2019. The fourth quarter of 2020 included incremental costs related to the prepaid card business, expenses related to COVID-19, and revenue-related expenses primarily due to higher mortgage production in addition to business investments, including those related to increased digital capabilities. The decrease in noninterest expense in the fourth quarter of 2020, as compared with the same period of the prior year, reflected lower other noninterest expense, net occupancy and equipment expense, professional services expense and marketing and business development expense, partially offset by higher technology and communications expense and compensation expense. Other noninterest expense decreased $102 million (18.9 percent), reflecting the impact of severance charges and other accruals recorded in the fourth quarter of 2019, along with lower costs related to tax-advantaged
projects. These decreases in other noninterest expense were partially offset by higher expenses for revenue-related costs and
COVID-19,
merger-related costs related to acquired deposits and higher state franchise taxes. Net occupancy and equipment expense decreased $17 million (5.9 percent) due to expected branch closures, while professional services expense decreased $16 million (11.5 percent) primarily due to fewer initiatives in 2020. Marketing and business development expense decreased $12 million (10.3 percent) due to a reduction in travel as a result of
COVID-19.
Technology and communications expense increased $71 million (24.4 percent) primarily due to the impact of increased call center volume related to prepaid cards and capital expenditures supporting business technology investments. Compensation expense in the fourth quarter of 2020 increased $46 million (2.9 percent) over the same period of the prior year, due to merit increases and higher variable compensation related to business production within mortgage banking. The Company expects its noninterest expenses to be relatively stable in the first quarter of 2021, as compared with the fourth quarter of 2020.
The provision for credit losses for the fourth quarter of 2020 was $441 million, an increase of $46 million (11.6 percent) from the same period of 2019. Net charge-offs were $441 million in the fourth quarter of 2020, compared with $385 million in the fourth quarter of 2019. The net charge-off
ratio was 0.58 percent in the fourth quarter of 2020, compared with 0.52 percent in the fourth quarter of 2019.
The provision for income taxes was $395 million (an effective rate of 20.6 percent) for the fourth quarter of 2020, compared with $354 million (an effective rate of 19.2 percent) for the same period of 2019.
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
Designations, assignments and allocations change from time to time as management systems are enhanced, methods of evaluating performance or product lines change or business segments are realigned to better respond to the Company’s diverse customer base. During 2020, certain organization and methodology changes were made and, accordingly, 2019 results were restated and presented on a comparable basis.
Corporate and Commercial Banking
Corporate and Commercial Banking offers lending, equipment finance and small-ticket leasing, depository services, treasury management, capital markets services, international trade services and other financial services to middle market, large corporate, commercial real estate, financial institution, non-profit
and public sector clients. Corporate and Commercial Banking contributed $1.6 billion of the Company’s net income in 2020, or a decrease of $122 million (7.2 percent), compared with 2019.
Net revenue increased $375 million (9.5 percent) in 2020, compared with 2019. Net interest income, on a taxable-equivalent basis, increased $158 million (5.1 percent) in 2020, compared with 2019, primarily due to higher noninterest-bearing and interest-bearing deposits and strong loan growth, partially offset by the impact of declining interest rates on the margin benefit from deposits, changes in loan mix and lower spreads on loans. Noninterest income increased $217 million (25.2 percent) in 2020, compared with 2019, primarily due to higher corporate bond issuance fees and trading revenue as corporate customers accessed the fixed income capital markets for bond issuances, as well as higher commercial loan and commercial leasing fees.
Noninterest expense increased $52 million (3.2 percent) in 2020, compared with 2019, primarily driven by higher compensation expense due to merit increases and variable compensation related to fixed income capital markets business production, higher FDIC insurance expense and higher other noninterest expense driven by legal costs, partially offset by a reduction in travel as a result of
COVID-19.
The provision for credit losses increased $486 million in 2020, compared with 2019, primarily due to higher net charge-offs, along with an unfavorable change in the reserve allocation based on economic risks related to
COVID-19
in the portfolio.
Consumer and Business Banking
Consumer and Business Banking delivers products and services through banking offices, telephone servicing and sales, on-line
services, direct mail, ATM processing and mobile devices. It encompasses community banking, metropolitan banking and indirect lending, as well as mortgage banking. Consumer and Business Banking contributed $2.8 billion of the Company’s net income in 2020, or an increase of $424 million (18.0 percent), compared with 2019.

Net revenue increased $887 million (10.2 percent) in 2020, compared with 2019. Net interest income, on a taxable-equivalent basis, decreased $88 million (1.4 percent) in 2020, compared with 2019, reflecting the impact of declining interest rates on the margin benefit from deposits, partially offset by higher noninterest-bearing and interest-bearing deposit balances, loan growth and higher loan fees driven in part by loans made under the SBA’s Paycheck Protection Program and higher GNMA buybacks, in addition to favorable loan spreads. Noninterest income increased $975 million (40.9 percent) in 2020, compared with 2019, primarily due to higher mortgage banking revenue driven by higher mortgage loan production and stronger gain on sale margins, partially offset by declines in the valuation of MSRs, net of hedging activities. Other noninterest income increased primarily due to higher retail leasing end of term residual gains. The increases in noninterest income were partially offset by lower deposit service charges due to lower volume.
Noninterest expense increased $312 million (5.9 percent) in 2020, compared with 2019, primarily due to higher net shared services expense reflecting the impact of investment in infrastructure supporting business growth, higher variable compensation related to strong mortgage banking origination activities and higher other noninterest expense due to increased mortgage loan processing costs, partially offset by a reduction in travel as a result of
COVID-19.
The provision for credit losses increased $11 million (3.5 percent) in 2020, compared with 2019, due to higher net charge-offs.
Wealth Management and Investment Services
Wealth Management and Investment Services provides private banking, financial advisory services, investment management, retail brokerage services, insurance, trust, custody and fund servicing through four businesses: Wealth Management, Global Corporate Trust & Custody, U.S. Bancorp Asset Management and Fund Services. Wealth Management and Investment Services contributed $714 million of the Company’s net income in 2020, or a decrease of $177 million (19.9 percent), compared with 2019.
Net revenue decreased $102 million (3.4 percent) in 2020, compared with 2019. Net interest income, on a taxable-equivalent basis, decreased $176 million (15.0 percent) in 2020, compared with 2019, primarily due to the impact of declining interest rates on the margin benefit from deposits, partially offset by higher interest-bearing and noninterest-bearing deposit balances, and changes in deposit mix. Noninterest income increased $74 million (4.1 percent) in 2020, compared with 2019, primarily due to the impact of favorable market conditions and business growth on trust and investment management fees, partially offset by higher fee waivers related to the money market funds.
Noninterest expense increased $95 million (5.3 percent) in 2020, compared with 2019, reflecting increased net shared services expense due to technology development and higher compensation expense due to the impact of merit increases. In addition, other noninterest expense was higher due to litigation settlements, partially offset by a reduction in travel as a result of
COVID-19.
The provision for credit losses increased $41 million in 2020, compared with 2019, reflecting an unfavorable change in the reserve allocation driven by downgrades within the loan portfolio.
Payment Services
Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate, government and purchasing card services, consumer lines of credit and merchant processing. Payment Services contributed $1.3 billion of the Company’s net income in 2020, or a decrease of $185 million (12.7 percent), compared with 2019.
Net revenue decreased $531 million (8.6 percent) in 2020, compared with 2019. Net interest income, on a taxable-equivalent basis, increased $56 million (2.3 percent) in 2020, compared with 2019, primarily due to favorable loan spreads and higher deposit balances as a result of state unemployment distributions on prepaid debit cards, partially offset by lower loan volume and loan fees. Noninterest income decreased $587 million (15.8 percent) in 2020, compared with 2019, mainly due to the impacts of
COVID-19
on consumer and business spending volume in all payments businesses including merchant processing services, corporate payment products, and credit and debit card revenue. The decrease in credit and debit card revenue due to lower spending volume was partially offset by higher prepaid card fees as a result of government stimulus programs in 2020.
Noninterest expense increased $145 million (4.6 percent) in 2020, compared with 2019, reflecting incremental costs related to the prepaid card business and higher software expense due to capital expenditures and acquisitions, partially offset by lower marketing and business development expense due to the timing of marketing campaigns. The provision for credit losses decreased $428 million (38.6 percent) in 2020, compared with 2019, reflecting a favorable change in the reserve allocation driven by lower outstanding loan balances and lower net charge-offs, partially offset by the impact on the allowance for credit losses to recognize the expected losses within the acquired State Farm Bank credit card portfolio.

TABLE 25	Line of Business Financial Performance

	Corporate and Commercial Banking			Consumer and Business Banking
Year Ended December 31 (Dollars in Millions)	2020	2019	Percent Change	2020	2019	Percent Change
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$3,259	$3,101	5.1%	$6,263	$6,351	(1.4)%
Noninterest income	1,078	861	25.2	3,360	2,385	40.9
Total net revenue	4,337	3,962	9.5	9,623	8,736	10.2
Noninterest expense	1,680	1,624	3.4	5,573	5,257	6.0
Other intangibles	—	4	*	16	20	(20.0)
Total noninterest expense	1,680	1,628	3.2	5,589	5,277	5.9
Income before provision and income taxes	2,657	2,334	13.8	4,034	3,459	16.6
Provision for credit losses	575	89	*	322	311	3.5
Income before income taxes	2,082	2,245	(7.3)	3,712	3,148	17.9
Income taxes and taxable-equivalent adjustment	521	562	(7.3)	929	789	17.7
Net income (loss)	1,561	1,683	(7.2)	2,783	2,359	18.0
Net (income) loss attributable to noncontrolling interests	—	—	—	—	—	—
Net income (loss) attributable to U.S. Bancorp	$1,561	$1,683	(7.2)	$2,783	$2,359	18.0
Average Balance Sheet
Commercial	$86,558	$78,575	10.2%	$12,716	$9,601	32.4%
Commercial real estate	21,753	20,453	6.4	16,076	16,135	(.4)
Residential mortgages	2	5	(60.0)	69,088	63,864	8.2
Credit card	—	—	—	—	—	—
Other retail	7	4	75.0	54,754	55,016	(.5)
Total loans	108,320	99,037	9.4	152,634	144,616	5.5
Goodwill	1,647	1,647	—	3,500	3,496	.1
Other intangible assets	6	8	(25.0)	2,106	2,619	(19.6)
Assets	120,829	108,983	10.9	170,531	158,932	7.3
Noninterest-bearing deposits	40,109	29,400	36.4	35,543	27,831	27.7
Interest checking	13,884	11,965	16.0	59,786	51,286	16.6
Savings products	52,534	43,232	21.5	70,905	62,269	13.9
Time deposits	17,266	17,625	(2.0)	16,645	15,680	6.2
Total deposits	123,793	102,222	21.1	182,879	157,066	16.4
Total U.S. Bancorp shareholders’ equity	16,385	15,508	5.7	15,058	15,151	(.6)
*	Not meaningful

Wealth Management and Investment Services			Payment Services			Treasury and Corporate Support			Consolidated Company
2020	2019	Percent Change	2020	2019	Percent Change	2020	2019	Percent Change	2020	2019	Percent Change

$996	$1,172	(15.0)%	$2,530	$2,474	2.3%	$(124)	$57	* %	$12,924	$13,155	(1.8)%
1,877	1,803	4.1	3,124	3,711	(15.8)	962	1,071	(10.2)	10,401	9,831	5.8
2,873	2,975	(3.4)	5,654	6,185	(8.6)	838	1,128	(25.7)	23,325	22,986	1.5
1,871	1,775	5.4	3,133	3,005	4.3	936	956	(2.1)	13,193	12,617	4.6
12	13	(7.7)	148	131	13.0	—	—	—	176	168	4.8
1,883	1,788	5.3	3,281	3,136	4.6	936	956	(2.1)	13,369	12,785	4.6
990	1,187	(16.6)	2,373	3,049	(22.2)	(98)	172	*	9,956	10,201	(2.4)
38	(3)	*	681	1,109	(38.6)	2,190	(2)	*	3,806	1,504	*
952	1,190	(20.0)	1,692	1,940	(12.8)	(2,288)	174	*	6,150	8,697	(29.3)
238	299	(20.4)	423	486	(13.0)	(946)	(385)	*	1,165	1,751	(33.5)
714	891	(19.9)	1,269	1,454	(12.7)	(1,342)	559	*	4,985	6,946	(28.2)
—	—	—	—	—	—	(26)	(32)	18.8	(26)	(32)	18.8
$714	$891	(19.9)	$1,269	$1,454	(12.7)	$(1,368)	$527	*	$4,959	$6,914	(28.3)

$4,449	$4,023	10.6%	$8,936	$9,905	(9.8)%	$1,308	$1,094	19.6%	$113,967	$103,198	10.4%
578	510	13.3	—	—	—	2,141	2,288	(6.4)	40,548	39,386	3.0
4,577	3,878	18.0	—	—	—	—	—	—	73,667	67,747	8.7
—	—	—	22,332	23,309	(4.2)	—	—	—	22,332	23,309	(4.2)
1,723	1,674	2.9	271	352	(23.0)	—	—	—	56,755	57,046	(.5)
11,327	10,085	12.3	31,539	33,566	(6.0)	3,449	3,382	2.0	307,269	290,686	5.7
1,617	1,617	—	3,060	2,818	8.6	—	—	—	9,824	9,578	2.6
39	49	(20.4)	580	536	8.2	—	—	—	2,731	3,212	(15.0)
14,448	13,336	8.3	36,496	39,424	(7.4)	188,903	154,978	21.9	531,207	475,653	11.7
16,275	13,231	23.0	4,356	1,261	*	2,256	2,140	5.4	98,539	73,863	33.4
10,348	9,100	13.7	—	—	—	258	202	27.7	84,276	72,553	16.2
53,602	49,612	8.0	121	112	8.0	766	754	1.6	177,928	155,979	14.1
2,222	3,430	(35.2)	1	2	(50.0)	1,738	7,680	(77.4)	37,872	44,417	(14.7)
82,447	75,373	9.4	4,478	1,375	*	5,018	10,776	(53.4)	398,615	346,812	14.9
2,482	2,441	1.7	6,095	6,069	.4	12,226	13,454	(9.1)	52,246	52,623	(.7)

Treasury and Corporate Support
Treasury and Corporate Support includes the Company’s investment portfolios, funding, capital management, interest rate risk management, income taxes not allocated to the business lines, including most investments in tax-advantaged
projects, and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis. Treasury and Corporate Support recorded a net loss of $1.4 billion in 2020, compared with net income of $527 million in 2019.
Net revenue decreased $290 million (25.7 percent) in 2020, compared with 2019. Net interest income, on a taxable-equivalent basis, decreased $181 million in 2020, compared with 2019, primarily due to higher prepayment amortization and lower reinvestment yields within the investment portfolio compared with the prior year. Noninterest income decreased $109 million (10.2 percent) in 2020, compared with 2019, primarily due to lower equity investment income, and certain 2020 asset impairments as a result of expected branch closures and property damage from civil unrest that occurred during the year. These decreases in noninterest income were partially offset by gains on the sale of certain businesses in 2020, higher investment securities gains and the impact of a 2019 charge for an increased derivative liability related to Visa shares previously sold by the Company.
Noninterest expense decreased $20 million (2.1 percent) in 2020, compared with 2019, primarily due to lower net shared services expense, lower costs related to tax-advantaged
projects and the impact of severance charges and asset impairment accruals recorded in 2019. These decreases in noninterest expense were partially offset by the recognition of liabilities related to airline exposure and COVID-related expenses in 2020, higher compensation expense reflecting merit increases and stock-based compensation, higher implementation costs of capital investments to support business growth, higher state franchise taxes and higher merger-related costs. The provision for credit losses was $2.2 billion higher in 2020, compared with 2019, reflecting the residual impact of changes in the allowance for credit losses being impacted by adverse economic conditions and the expected impact to credit losses within the Company’s loan portfolios due to the
COVID-19
pandemic.
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
Non-GAAP
Financial Measures
In addition to capital ratios defined by banking regulators, the Company considers various other measures when evaluating capital utilization and adequacy, including:

–	Tangible common equity to tangible assets,

–	Tangible common equity to risk-weighted assets, and

–	Common equity tier 1 capital to risk-weighted assets, reflecting the full implementation of the CECL methodology.
These capital measures are viewed by management as useful additional methods of evaluating the Company’s utilization of its capital held and the level of capital available to withstand unexpected negative market or economic conditions. Additionally, presentation of these measures allows investors, analysts and banking regulators to assess the Company’s capital position relative to other financial services companies. These capital measures are not defined in generally accepted accounting principles (“GAAP”), or are not currently effective or defined in banking regulations. In addition, certain of these measures differ from currently effective capital ratios defined by banking regulations principally in that the currently effective ratios, which are subject to certain transitional provisions, temporarily exclude the impact of the 2020 adoption of accounting guidance related to impairment of financial instruments based on the CECL methodology. As a result, these capital measures disclosed by the Company may be considered non-GAAP
financial measures. Management believes this information helps investors assess trends in the Company’s capital adequacy.
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
non-GAAP
financial measures:

At December 31 (Dollars in Millions)	2020	2019	2018	2017	2016
Total equity	$53,725	$52,483	$51,657	$49,666	$47,933
Preferred stock	(5,983)	(5,984)	(5,984)	(5,419)	(5,501)
Noncontrolling interests	(630)	(630)	(628)	(626)	(635)
Goodwill (net of deferred tax liability) (1)	(9,014)	(8,788)	(8,549)	(8,613)	(8,203)
Intangible assets, other than mortgage servicing rights	(654)	(677)	(601)	(583)	(712)

Tangible common equity (a)	37,444	36,404	35,895	34,425	32,882
Common equity tier 1 capital, determined in accordance with transitional regulatory capital requirements related to the CECL methodology implementation	38,045
Adjustments (2)	(1,733)

Common equity tier 1 capital, reflecting the full implementation of the CECL methodology (b)	36,312
Total assets	553,905	495,426	467,374	462,040	445,964
Goodwill (net of deferred tax liability) (1)	(9,014)	(8,788)	(8,549)	(8,613)	(8,203)
Intangible assets, other than mortgage servicing rights	(654)	(677)	(601)	(583)	(712)

Tangible assets (c)	544,237	485,961	458,224	452,844	437,049
Risk-weighted assets, determined in accordance with prescribed regulatory capital requirements effective for the Company (d)	393,648	391,269	381,661	367,771	358,237
Adjustments (3)	(1,471)

Risk-weighted assets, reflecting the full implementation of the CECL methodology (e)	392,177

Ratios
Tangible common equity to tangible assets (a)/(c)	6.9%	7.5%	7.8%	7.6%	7.5%
Tangible common equity to risk-weighted assets (a)/(d)	9.5	9.3	9.4	9.4	9.2
Common equity tier 1 capital to risk-weighted assets, reflecting the full implementation of the CECL methodology (b)/(e)	9.3

	Three Months Ended December 31		Year Ended December 31
	2020	2019	2020	2019	2018	2017	2016
Net interest income	$3,175	$3,207	$12,825	$13,052	$12,919	$12,380	$11,666
Taxable-equivalent adjustment (4)	26	24	99	103	116	205	203
Net interest income, on a taxable-equivalent basis	3,201	3,231	12,924	13,155	13,035	12,585	11,869
Net interest income, on a taxable-equivalent basis (as calculated above)	3,201	3,231	12,924	13,155	13,035	12,585	11,869
Noninterest income	2,550	2,436	10,401	9,831	9,602	9,317	9,290
Less: Securities gains (losses), net	34	26	177	73	30	57	22
Total net revenue, excluding net securities gains (losses) (f)	5,717	5,641	23,148	22,913	22,607	21,845	21,137
Noninterest expense (g)	3,364	3,401	13,369	12,785	12,464	12,790	11,527
Efficiency ratio (g)/(f)	58.8%	60.3%	57.8%	55.8%	55.1%	58.5%	54.5%

	Year Ended December 31, 2020
	Net Revenue	Net Revenue as a Percent of the Consolidated Company	Net Revenue as a Percent of the Consolidated Company Excluding Treasury and Corporate Support
Corporate and Commercial Banking	$4,337	19%	19%
Consumer and Business Banking	9,623	41	43
Wealth Management and Investment Services	2,873	12	13
Payment Services	5,654	24	25

Treasury and Corporate Support	838	4

Consolidated Company	23,325	100%

Less: Treasury and Corporate Support	838

Consolidated Company excluding Treasury and Corporate Support	$22,487		100%
(1)	Includes goodwill related to certain investments in unconsolidated financial institutions per prescribed regulatory requirements.
(2)	Includes the estimated increase in the allowance for credit losses related to the adoption of the CECL methodology net of deferred taxes.
(3)	Includes the impact of the estimated increase in the allowance for credit losses related to the adoption of the CECL methodology.
(4)
Based on federal income tax rates of 21 percent for 2020, 2019 and 2018 and 35 percent for 2017 and 2016, for those assets and liabilities whose income or expense is not included for federal income tax purposes.

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
The methods utilized to estimate the allowance for credit losses, key assumptions and quantitative and qualitative information considered by management in determining the appropriate allowance for credit losses at December 31, 2020 are discussed in the “Credit Risk Management” section. Although methodologies utilized to determine each element of the allowance reflect management’s assessment of credit risk as identified through assessments completed of individual credits and of homogenous pools affected by material credit events, degrees of imprecision exist in these measurement tools due in part to subjective judgments involved and an inherent lag in the data available to quantify current conditions and events that affect credit loss reserve estimates. As discussed in the “Analysis and Determination of Allowance for Credit Losses” section, management considered the effect of changes in economic conditions, risk management practices, and other factors that contributed to imprecision of loss estimates in determining the allowance for credit losses. If not considered, expected losses in the credit portfolio related to imprecision and other subjective factors could have a dramatic adverse impact on the liquidity and financial viability of a banking institution.
Given the many quantitative variables and subjective factors affecting the credit portfolio, changes in the allowance for credit losses may not directly coincide with changes in the risk ratings of the credit portfolio reflected in the risk rating process. This is in part due to the timing of the risk rating process in relation to changes in the business cycle, the exposure and mix of loans within risk rating categories, levels of nonperforming loans and the timing of charge-offs and expected recoveries. The allowance for credit losses on commercial lending segment loans measures the expected loss content on the remaining portfolio exposure, while nonperforming loans and net charge-offs are measures of specific impairment events that have already been confirmed. Therefore, the degree of change in the forward-looking expected loss in the commercial lending allowance may differ from the level of changes in nonperforming loans and net charge-offs. Management maintains an appropriate allowance for credit losses by updating allowance rates to reflect changes in expected losses, including expected changes in economic or business cycle conditions.
Some factors considered in determining the appropriate allowance for credit losses are more readily quantifiable while other factors require extensive qualitative judgment. Management conducts an analysis with respect to the accuracy of risk ratings and the volatility of expected losses, and utilizes this analysis along with qualitative factors that can affect the precision of credit loss estimates, including economic conditions, such as changes in gross domestic product, unemployment or bankruptcy rates, and concentration risks, such as risks associated with specific industries, collateral valuations, and loans to highly leveraged enterprises, in determining the overall level of the allowance for credit losses.
The Company considers a range of economic scenarios in its determination of the allowance for credit losses. These scenarios are constructed with interrelated projections of multiple economic variables, and loss estimates are produced that consider the historical correlation of those economic variables with credit losses, and also the expectation that conditions will eventually normalize over the longer run. Scenarios worse than the Company’s expected outcome at December 31, 2020 include risks that government stimulus in response to the
COVID-19
pandemic is less broad or less effective than expected, or that a longer or more severe health crisis prolongs the downturn in economic activity, reducing the number of businesses that are ultimately able to resume operations after the crisis has passed.
Under the range of economic scenarios considered, the allowance for credit losses would have been lower by $538 million or higher by $1.2 billion. This range reflects the sensitivity of the allowance for credit losses specifically related to the scenarios and weights considered as of December 31, 2020, and does not consider other potential adjustments that could increase or decrease loss estimates calculated using alternative economic scenarios.
Because several quantitative and qualitative factors are considered in determining the allowance for credit losses, these sensitivity analyses do not necessarily reflect the nature and extent of future changes in the allowance for credit losses. They are intended to provide insights into the impact of adverse changes in the economy on the Company’s modeled loss estimates for the loan portfolio and do not imply any expectation of future deterioration in the risk rating or loss rates. Given current processes employed by the Company, management believes the risk ratings and loss model estimates currently assigned are appropriate. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions that could be significant to the Company’s financial statements. Refer to the “Analysis and Determination of the Allowance for Credit Losses” section for further information.
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
The annual report of the Company’s management on internal control over financial reporting is provided on page 69. The audit report of Ernst & Young LLP, the Company’s independent accountants, regarding the Company’s internal control over financial reporting is provided on page 72.

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
Management assessed the effectiveness of the Company’s system of internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control-Integrated Framework (2013 framework). Based on our assessment and those criteria, management believes the Company designed and maintained effective internal control over financial reporting as of December 31, 2020.
The Company’s independent registered accountants, Ernst & Young LLP, have been engaged to render an independent professional opinion on the financial statements and issue an audit report on the Company’s internal control over financial reporting. Their opinion on the financial statements appearing on pages 70 and 71 and their audit report on internal control over financial reporting appearing on page 72 are based on procedures conducted in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of U.S. Bancorp
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of U.S. Bancorp (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 23, 2021 expressed an unqualified opinion thereon.

Adoption of New Accounting Standard
As discussed in Notes 1, 2 and 5 to the consolidated financial statements, the Company changed its method for accounting for credit losses in 2020. As explained below, auditing the Company’s allowance for credit losses, including adoption of the new accounting guidance related to the estimate of allowance for credit losses, was a critical audit matter.
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
Allowance for Credit Losses

Description of the Matter	The Company’s loan and lease portfolio and the associated allowance for credit losses (ACL), were $297.7 billion and $8.0 billion as of December 31, 2020, respectively. The provision for credit losses was $3.8 billion for the year ended December 31, 2020. As discussed above and in Notes 1, 2 and 5 to the financial statements, effective January 1, 2020 the Company adopted new accounting guidance related to the estimate of ACL, resulting in ACL increase of $1.5 billion. The ACL is established for current expected credit losses (ECL) on the Company’s loan and lease portfolio, including unfunded credit commitments, by utilizing forward-looking expected loss models. When determining expected losses, the Company uses multiple probability weighted economic scenarios over a reasonable and supportable forecast period and then fully reverts to historical loss experience to estimate losses over the remaining asset lives. Model estimates are adjusted to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices or economic conditions that would affect the accuracy of the model. Additionally, management may adjust ACL for other qualitative factors such as model imprecision, imprecision in economic scenario assumptions, and emerging risks related to either changes in the environment that are affecting specific portfolio segments, or changes in portfolio concentrations.

Auditing management’s ACL estimate and related provision for credit losses was complex due to the highly judgmental nature of the probability weighted economic scenarios, expected loss models, as well as model and qualitative factor adjustments.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s process for establishing the ACL, including management’s controls over: 1) selection and implementation of forward-looking economic scenarios and the probability weights assigned to them; 2) expected loss models, including model validation, implementation, monitoring, the completeness and accuracy of key inputs and assumptions used in the models, and management’s output assessment and related adjustments; 3) adjustments to reflect management’s consideration of qualitative factors; 4) the ACL methodology and governance process.

With the support of specialists, we assessed the economic scenarios and related probability weights by, among other procedures, evaluating management’s methodology and agreeing a sample of key economic variables used to external sources. We also performed and considered the results of various sensitivity analyses and analytical procedures, including comparison of a sample of the key economic variables to alternative external sources, historical statistics and peer bank information.

With respect to expected loss models, with the support of specialists, we evaluated model calculation design and re-performed
the calculation for a sample of models. We also tested the appropriateness of key inputs and assumptions used in these models by agreeing a sample of inputs to internal sources. As to model adjustments, with the support of specialists, we evaluated management’s assessment of factors that could potentially impact accuracy of expected loss models and we evaluated management’s estimate methodology. We also re-calculated
a sample of model adjustments and tested internal and external data used by agreeing a sample of inputs to internal and external sources.

Regarding the completeness of qualitative factors identified and incorporated into measuring the ACL, we evaluated the potential impact of imprecision in the expected loss models and economic scenario assumptions, emerging risks related to changes in the environment impacting specific portfolio segments and portfolio concentrations. We also evaluated and tested internal and external data used in the qualitative adjustments by agreeing significant inputs and underlying data to internal and external sources.

We evaluated the overall ACL amount, including model estimates and adjustments, qualitative factors adjustments, and whether the recorded ACL appropriately reflects expected credit losses on the loan and lease portfolio and unfunded credit commitments. We reviewed historical loss statistics, peer-bank information, subsequent events and transactions and considered whether they corroborate or contradict the Company’s measurement of the ACL. We searched for and evaluated information that corroborates or contradicts management’s forecasted assumptions and related probability weights as well as identification and measurement of adjustments to model estimates and qualitative factors.

We have served as the Company’s auditor since 2003.
Minneapolis, Minnesota
February 23, 2021

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of U.S. Bancorp
Opinion on Internal Control over Financial Reporting
We have audited U.S. Bancorp’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, U.S. Bancorp (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes of the Company and our report dated February 23, 2021 expressed an unqualified opinion thereon.
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

Minneapolis, Minnesota
February 23, 2021

Consolidated Financial Statements and Notes Table of Contents

U.S. Bancorp
Consolidated Balance Sheet

At December 31 (Dollars in Millions)	2020	2019

Assets
Cash and due from banks	$62,580	$22,405
Available-for-sale investment securities ($402 and $269 pledged as collateral, respectively) (a)	136,840	122,613
Loans held for sale (including $8,524 and $5,533 of mortgage loans carried at fair value, respectively)	8,761	5,578
Loans
Commercial	102,871	103,863
Commercial real estate	39,311	39,746
Residential mortgages	76,155	70,586
Credit card	22,346	24,789
Other retail	57,024	57,118

Total loans	297,707	296,102
Less allowance for loan losses	(7,314)	(4,020)

Net loans	290,393	292,082
Premises and equipment	3,468	3,702
Goodwill	9,918	9,655
Other intangible assets	2,864	3,223
Other assets (including $1,255 and $951 of trading securities at fair value pledged as collateral, respectively) (a)	39,081	36,168

Total assets	$553,905	$495,426

Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$118,089	$75,590
Interest-bearing (b)	311,681	286,326

Total deposits	429,770	361,916
Short-term borrowings	11,766	23,723
Long-term debt	41,297	40,167
Other liabilities	17,347	17,137

Total liabilities	500,180	442,943
Shareholders’ equity
Preferred stock	5,983	5,984
Common stock, par value $0.01 a share — authorized: 4,000,000,000 s hares; issued: 2020 and 2019 — 2,125,725,742 s hares	21	21
Capital surplus	8,511	8,475
Retained earnings	64,188	63,186
Less cost of common stock in treasury: 2020 — 618,618,084 shares; 2019 — 591,570,506 shares	(25,930)	(24,440)
Accumulated other comprehensive income (loss)	322	(1,373)

Total U.S. Bancorp shareholders’ equity	53,095	51,853
Noncontrolling interests	630	630

Total equity	53,725	52,483

Total liabilities and equity	$553,905	$495,426
(a)	Includes only collateral pledged by the Company where counterparties have the right to sell or pledge the collateral.
(b)	lncludes time deposits greater than $250,000 balances of $4.4 billion and $7.8 billion at December 31, 2020 and 2019, respectively.
See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Income

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2020	2019	2018

Interest Income
Loans	$12,018	$14,099	$13,120
Loans held for sale	216	162	165
Investment securities	2,428	2,893	2,616
Other interest income	178	340	272

Total interest income	14,840	17,494	16,173

Interest Expense
Deposits	950	2,855	1,869
Short-term borrowings	141	360	378
Long-term debt	924	1,227	1,007

Total interest expense	2,015	4,442	3,254

Net interest income	12,825	13,052	12,919
Provision for credit losses	3,806	1,504	1,379

Net interest income after provision for credit losses	9,019	11,548	11,540

Noninterest Income
Credit and debit card revenue	1,338	1,413	1,401
Corporate payment products revenue	497	664	644
Merchant processing services	1,261	1,601	1,531
Trust and investment management fees	1,736	1,673	1,619
Deposit service charges	677	909	1,070
Treasury management fees	568	578	594
Commercial products revenue	1,143	934	895
Mortgage banking revenue	2,064	874	720
Investment products fees	192	186	188
Securities gains (losses), net	177	73	30
Other	748	926	910

Total noninterest income	10,401	9,831	9,602

Noninterest Expense
Compensation	6,635	6,325	6,162
Employee benefits	1,303	1,286	1,231
Net occupancy and equipment	1,092	1,123	1,063
Professional services	430	454	407
Marketing and business development	318	426	429
Technology and communications	1,294	1,095	978
Postage, printing and supplies	288	290	324
Other intangibles	176	168	161
Other	1,833	1,618	1,709

Total noninterest expense	13,369	12,785	12,464

Income before income taxes	6,051	8,594	8,678
Applicable income taxes	1,066	1,648	1,554

Net income	4,985	6,946	7,124
Net (income) loss attributable to noncontrolling interests	(26)	(32)	(28)

Net income attributable to U.S. Bancorp	$4,959	$6,914	$7,096

Net income applicable to U.S. Bancorp common shareholders	$4,621	$6,583	$6,784

Earnings per common share	$3.06	$4.16	$4.15
Diluted earnings per common share	$3.06	$4.16	$4.14
Average common shares outstanding	1,509	1,581	1,634
Average diluted common shares outstanding	1,510	1,583	1,638
See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Comprehensive Income

Year Ended December 31 (Dollars in Millions)	2020	2019	2018
Net income	$4,985	$6,946	$7,124

Other Comprehensive Income (Loss)
Changes in unrealized gains and losses on investment securities available-for-sale	2,905	1,693	(656)
Unrealized gains and losses on held-to-maturity investment securities transferred to available-for-sale	–	141	–
Changes in unrealized gains and losses on derivative hedges	(194)	(229)	39
Foreign currency translation	2	26	3
Changes in unrealized gains and losses on retirement plans	(401)	(380)	(302)
Reclassification to earnings of realized gains and losses	(42)	20	93
Income taxes related to other comprehensive income (loss)	(575)	(322)	205

Total other comprehensive income (loss)	1,695	949	(618)

Comprehensive income	6,680	7,895	6,506
Comprehensive (income) loss attributable to noncontrolling interests	(26)	(32)	(28)

Comprehensive income attributable to U.S. Bancorp	$6,654	$7,863	$6,478
See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Shareholders’ Equity

	U.S. Bancorp Shareholders
(Dollars and Shares in Millions, Except Per Share Data)	Common Shares Outstanding	Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total U.S. Bancorp Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance December 31, 2017	1,656	$5,419	$21	$8,464	$54,142	$(17,602)	$(1,404)	$49,040	$626	$49,666
Changes in accounting principle (a)					299		(300)	(1)		(1)
Net income (loss)					7,096			7,096	28	7,124
Other comprehensive income (loss)							(618)	(618)		(618)
Preferred stock dividends (b)					(282)			(282)		(282)
Common stock dividends ($1.34 per share)					(2,190)			(2,190)		(2,190)
Issuance of preferred stock		565						565		565
Issuance of common and treasury stock	6			(167)		258		91		91
Purchase of treasury stock	(54)					(2,844)		(2,844)		(2,844)
Distributions to noncontrolling interests								–	(31)	(31)
Net other changes in noncontrolling interests								–	5	5
Stock option and restricted stock grants				172				172		172

Balance December 31, 2018	1,608	$5,984	$21	$8,469	$59,065	$(20,188)	$(2,322)	$51,029	$628	$51,657

Changes in accounting principle					2			2		2
Net income (loss)					6,914			6,914	32	6,946
Other comprehensive income (loss)							949	949		949
Preferred stock dividends (c)					(302)			(302)		(302)
Common stock dividends ($1.58 per share)					(2,493)			(2,493)		(2,493)
Issuance of common and treasury stock	7			(174)		263		89		89
Purchase of treasury stock	(81)					(4,515)		(4,515)		(4,515)
Distributions to noncontrolling interests								–	(31)	(31)
Net other changes in noncontrolling interests								–	1	1
Stock option and restricted stock grants				180				180		180

Balance December 31, 2019	1,534	$5,984	$21	$8,475	$63,186	$(24,440)	$(1,373)	$51,853	$630	$52,483

Change in accounting principle (d)					(1,099)			(1,099)		(1,099)
Net income (loss)					4,959			4,959	26	4,985
Other comprehensive income (loss)							1,695	1,695		1,695
Preferred stock dividends (e)					(304)			(304)		(304)
Common stock dividends ($1.68 per share)					(2,541)			(2,541)		(2,541)
Issuance of preferred stock		486						486		486
Call of preferred stock		(487)			(13)			(500)		(500)
Issuance of common and treasury stock	4			(154)		171		17		17
Purchase of treasury stock	(31)					(1,661)		(1,661)		(1,661)
Distributions to noncontrolling interests								–	(25)	(25)
Net other changes in noncontrolling interests								–	(1)	(1)
Stock option and restricted stock grants				190				190		190

Balance December 31, 2020	1,507	$5,983	$21	$8,511	$64,188	$(25,930)	$322	$53,095	$630	$53,725
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

(c)
Reflects dividends declared per share on the Company’s Series A, Series B, Series F, Series H, Series I, Series J and Series K
Non-Cumulative
Perpetual Preferred Stock of $3,654.95, $887.15, $1,625.00, $1,287.52, $1,281.25, $1,325.00 and $1,375.00, respectively.

(d)
Effective January 1, 2020, the Company adopted accounting guidance which changed impairment recognition of financial instruments to a model that is based on expected losses rather than incurred losses. Upon adoption, the Company increased its allowance for credit losses and reduced retained earnings net of deferred tax es
through a cumulative-effect adjustment.

(e)
Reflects dividends declared per share on the Company’s Series A, Series B, Series F, Series H, Series I, Series J, Series K and Series L
Non-Cumulative
Perpetual Preferred Stock of $3,558.332, $889.58, $1,625.00, $1,287.52, $1,281.25, $1,325.00, $1,375.00 and $203.13, respectively.

See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2020	2019	2018

Operating Activities
Net income attributable to U.S. Bancorp	$4,959	$6,914	$7,096
Adjustments to reconcile net income to net cash provided by operating activities
Provision for credit losses	3,806	1,504	1,379
Depreciation and amortization of premises and equipment	351	334	306
Amortization of intangibles	176	168	161
(Gain) loss on sale of loans held for sale	(2,193)	(762)	(394)
(Gain) loss on sale of securities and other assets	(344)	(469)	(510)
Loans originated for sale, net of repayments	(67,449)	(36,561)	(29,214)
Proceeds from sales of loans held for sale	65,468	33,303	30,730
Other, net	(1,058)	458	1,010

Net cash provided by operating activities	3,716	4,889	10,564

Investing Activities
Proceeds from sales of available-for-sale investment securities	15,596	11,252	1,400
Proceeds from maturities of held-to-maturity investment securities	–	9,137	6,619
Proceeds from maturities of available-for-sale investment securities	40,639	11,454	11,411
Purchases of held-to-maturity investment securities	–	(6,701)	(9,793)
Purchases of available-for-sale investment securities	(68,662)	(33,814)	(10,077)
Net decrease ( increase ) in loans outstanding	6,350	(9,871)	(9,234)
Proceeds from sales of loans	2,250	2,899	4,862
Purchases of loans	(11,622)	(3,805)	(3,694)
Net decrease (increase) in securities purchased under agreements to resell	645	(816)	(182)
Other, net	(636)	(1,295)	(289)

Net cash used in investing activities	(15,440)	(21,560)	(8,977)

Financing Activities
Net increase (decrease) in deposits	67,854	16,441	(1,740)
Net (decrease) increase in short-term borrowings	(11,957)	9,584	(2,512)
Proceeds from issuance of long-term debt	14,501	9,899	12,078
Principal payments or redemption of long-term debt	(14,476)	(11,119)	(2,928)
Proceeds from issuance of preferred stock	486	–	565
Proceeds from issuance of common stock	15	88	86
Repurchase of common stock	(1,672)	(4,525)	(2,822)
Cash dividends paid on preferred stock	(300)	(302)	(274)
Cash dividends paid on common stock	(2,552)	(2,443)	(2,092)

Net cash provided by financing activities	51,899	17,623	361

Change in cash and due from banks	40,175	952	1,948
Cash and due from banks at beginning of period	22,405	21,453	19,505

Cash and due from banks at end of period	$62,580	$22,405	$21,453

Supplemental Cash Flow Disclosures
Cash paid for income taxes	$1,025	$941	$365
Cash paid for interest	2,199	4,404	3,056
Noncash transfer of held-to-maturity investment securities to available-for-sale	–	43,596	–
Net noncash transfers to foreclosed property	23	60	115
See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1	Significant Accounting Policies
U.S. Bancorp is a multi-state financial services holding company headquartered in Minneapolis, Minnesota. U.S. Bancorp and its subsidiaries (the “Company”) provide a full range of financial services, including lending and depository services through banking offices principally in the Midwest and West regions of the United States, through on-line services, over mobile devices and through other distribution channels. The Company also engages in credit card, merchant, and ATM processing, mortgage banking, cash management, capital markets, insurance, trust and investment management, brokerage, and leasing activities, principally in domestic markets.
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
Uses of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual experience could differ from those estimates
.
Securities
Realized gains or losses on securities are determined on a trade date basis based on the specific amortized cost of the investments sold.
Trading Securities
Securities held for resale are classified as trading securities and are included in other assets and reported at fair value. Changes in fair value and realized gains or losses are reported in noninterest income.
Available-for-sale
Securities
Debt securities that are not trading securities but may be sold before maturity in response to changes in the Company’s interest rate risk profile, funding needs, demand for collateralized deposits by public entities or other reasons, are carried at fair value with unrealized net gains or losses reported within other comprehensive income (loss). Declines in fair value related to credit, if any, are recorded through the establishment of an allowance for credit losses.
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
Purchased Loans
All purchased loans are recorded at fair value at the date of purchase and those acquired on or after January 1, 2020 are divided into those considered purchased with more than insignificant credit deterioration (“PCD”) and those not considered purchased with more than insignificant credit deterioration. An allowance for credit losses is established for each population and considers product mix, risk characteristics of the portfolio, bankruptcy experience, delinquency status and refreshed loan-to-value
ratios when possible. The allowance for credit losses established for purchased loans not considered PCD is recognized through provision expense upon acquisition, whereas the allowance for credit losses established for loans considered PCD at acquisition is offset by an increase in the basis of the acquired loans. Any subsequent increases and decreases in the allowance for credit losses related to purchased loans, regardless of PCD status, are recognized through provision expense, with charge-offs charged to the allowance. The Company did not have a material amount of PCD loans included in its loan portfolio at December 31, 2020. In accordance with applicable authoritative accounting guidance, purchased loans acquired prior to January 1, 2020 were initially measured at fair value, inclusive of any credit discounts, and an allowance for credit losses was not recorded as of the acquisition date.
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
Allowance for Credit Losses
Beginning January 1, 2020, the allowance for credit losses is established for current expected credit losses on the Company’s loan and lease portfolio, including unfunded credit commitments. The allowance considers expected losses for the remaining lives of the applicable assets, inclusive of expected recoveries. The allowance for credit losses is increased through provisions charged to earnings and reduced by net charge-offs. Management evaluates the appropriateness of the allowance for credit losses on a quarterly basis. Multiple economic scenarios are considered over a three-year reasonable and supportable forecast period, which incorporates historical loss experience in years two and three. These economic scenarios are constructed with interrelated projections of multiple economic variables, and loss estimates are produced that consider the historical correlation of those economic variables with credit losses. After the forecast period, the Company fully reverts to long-term historical loss experience, adjusted for prepayments and characteristics of the current loan and lease portfolio, to estimate losses over the remaining life of the portfolio.
The economic scenarios are updated at least quarterly and are designed to provide a range of reasonable estimates, both better and worse than current expectations. Scenarios are weighted based on the Company’s expectation of economic conditions for the foreseeable future and reflect significant judgment and consider uncertainties that exist
. Final loss estimates also consider factors affecting credit losses not reflected in the scenarios, due to the unique aspects of current conditions and expectations. These factors may include, but are not limited to, loan servicing practices, regulatory guidance, and/or fiscal and monetary policy actions.
The allowance recorded for credit losses utilizes forward-looking expected loss models to consider a variety of factors affecting lifetime credit losses. These factors include, but are not limited to, macroeconomic variables such as unemployment rate, real estate prices, gross domestic product levels, corporate bonds spreads and long-term interest rate forecasts, as well as loan and borrower characteristics, such as internal risk ratings on commercial loans and consumer credit scores, delinquency status, collateral type and available valuation information, consideration of end-of-term
losses on lease residuals, and the remaining term of the loan, adjusted for expected prepayments. For each loan portfolio, model estimates are adjusted as necessary to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices, economic conditions or other factors that would affect the accuracy of the model. Expected credit loss estimates also include consideration of expected cash recoveries on loans previously charged-off
or expected recoveries on collateral dependent loans where recovery is expected through sale of the collateral. Where loans do not exhibit similar risk characteristics, an individual analysis is performed to consider expected credit losses. The allowance recorded for individually evaluated loans greater than $5 million in the commercial lending segment is based on an analysis utilizing expected cash flows discounted using the original effective interest rate, the observable market price of the loan, or the fair value of the collateral, less selling costs, for collateral-dependent loans as appropriate.
The allowance recorded for Troubled Debt Restructuring (“TDR”) loans in the consumer lending segment is determined on a homogenous pool basis utilizing expected cash flows discounted using the original effective interest rate of the pool. TDRs generally do not include loan modifications granted to customers resulting directly from the economic effects of the
COVID-19
pandemic, who were otherwise in current payment status. The expected cash flows on TDR loans consider subsequent payment defaults since modification, the borrower’s ability to pay under the restructured terms, and the timing and amount of payments. The allowance for collateral-dependent loans in the consumer lending segment is determined based on the fair value of the collateral less costs to sell. With respect to the commercial lending segment, TDRs may be collectively evaluated for impairment where observed performance history, including defaults, is a primary driver of the loss allocation. For commercial TDRs individually evaluated for impairment, attributes of the borrower are the primary factors in determining the allowance for credit losses. However, historical loss experience is also incorporated into the allowance methodology applied to this category of loans.
The Company’s methodology for determining the appropriate allowance for credit losses also considers the imprecision inherent in the methodologies used and allocated to the various loan portfolios. As a result, amounts determined under the methodologies described above, are adjusted by management to consider the potential impact of other qualitative factors not captured in the quantitative model adjustments which include, but are not limited to the following: model imprecision, imprecision in economic scenario assumptions, and emerging risks related to either changes in the environment that are affecting specific portfolios, or changes in portfolio concentrations over time that may affect model performance. The consideration of these items results in adjustments to allowance amounts included in the Company’s allowance for credit losses for each loan portfolio.
The Company also assesses the credit risk associated with
off-balance
sheet loan commitments, letters of credit, investment securities and derivatives. Credit risk associated with derivatives is reflected in the fair values recorded for those positions. The liability for off-balance
sheet credit exposure related to loan commitments and other credit guarantees is included in other liabilities. Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments.
The results of the analysis are evaluated quarterly to confirm the estimates are appropriate for each specific loan portfolio, as well as the entire loan portfolio, as the entire allowance for credit losses is available for the entire loan portfolio.
Prior to January 1, 2020, the allowance for credit losses was established based on an incurred loss model. The allowance recorded for loans in the commercial lending segment was based on the migration analysis of commercial loans and actual loss experience. The allowance recorded for loans in the consumer lending segment loans was determined on a homogenous pool basis and primarily included consideration of delinquency status and historical losses. In addition to the amounts determined under the methodologies described above, management also considered the potential impact of qualitative factors.
Credit Quality
The credit quality of the Company’s loan portfolios is assessed as a function of net credit losses, levels of nonperforming assets and delinquencies, and credit quality ratings as defined by the Company.
For all loan portfolio classes, loans are considered past due based on the number of days delinquent except for monthly amortizing loans which are classified delinquent based upon the number of contractually required payments not made (for example, two missed payments is considered 30 days delinquent). When a loan is placed on nonaccrual status, unpaid accrued interest is reversed, reducing interest income in the current period.
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
The Company classifies its loan portfolio classes using internal credit quality ratings on a quarterly basis. These ratings include pass, special mention and classified, and are an important part of the Company’s overall credit risk management process and evaluation of the allowance for credit losses. Loans with a pass rating represent those loans not classified on the Company’s rating scale for problem credits, as minimal credit risk has been identified. Special mention loans are those loans that have a potential weakness deserving management’s close attention. Classified loans are those loans where a well-defined weakness has been identified that may put full collection of contractual cash flows at risk. It is possible that others, given the same information, may reach different reasonable conclusions regarding the credit quality rating classification of specific loans.
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
Loan modifications or concessions granted to borrowers resulting directly from the effects of the
COVID-19
pandemic, who were otherwise in current payment status, are not considered to be TDRs.
Leases
The Company, as a lessor, originates retail and commercial leases either directly to the consumer or indirectly through dealer networks. Retail leases, primarily automobiles, have 3 to 5 year terms. Commercial leases may include high dollar assets such as aircraft or lower cost items such as office equipment. At lease inception, retail lease customers are provided with an end-of-term
purchase option, which is based on the expected fair value of the automobile at the expiration of the lease. Automobile leases do not typically contain options to extend or terminate the lease. Equipment leases may contain various types of purchase options. Some option amounts are a stated value, while others are determined using the fair market value at the time of option exercise.
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
Certain of the Company’s real estate leases include options to extend. Lease extension options are generally exercisable at market rates. Such option periods do not provide a significant incentive, and their exercise is not reasonably certain. Accordingly, the Company does not generally recognize payments occurring during option periods in the calculation of its ROU assets and lease liabilities.
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
Other Significant Policies
Goodwill and Other Intangible Assets
Goodwill is recorded on acquired businesses if the purchase price exceeds the fair value of the net assets acquired. Other intangible assets are recorded at their fair value upon completion of a business acquisition or certain other transactions, and generally represent the value of customer contracts or relationships. Goodwill is not amortized but is subject, at a minimum, to annual tests for impairment at a reporting unit level. In certain situations, an interim impairment test may be required if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Other intangible assets are amortized over their estimated useful lives, using straight-line and accelerated methods and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. Determining the amount of goodwill impairment, if any, includes assessing whether the carrying value of a reporting unit exceeds its fair value. Determining the amount of other intangible asset impairment, if any, includes assessing the present value of the estimated future cash flows associated with the intangible asset and comparing it to the carrying amount of the asset.
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
Pensions
For purposes of its pension plans, the Company utilizes its fiscal year-end
as the measurement date. At the measurement date, plan assets are determined based on fair value, generally representing observable market prices or the net asset value provided by the funds’ trustee or administrator. The actuarial cost method used to compute the pension liabilities and

related expense is the projected unit credit method. The projected benefit obligation is principally determined based on the present value of projected benefit distributions at an assumed discount rate. The discount rate utilized is based on the investment yield of high quality corporate bonds available in the marketplace with maturities equal to projected cash flows of future benefit payments as of the measurement date. Periodic pension expense (or income) includes service costs, interest costs based on the assumed discount rate, the expected return on plan assets based on an actuarially derived market-related value and amortization of actuarial gains and losses. Service cost is included in employee benefits expense on the Consolidated Statement of Income, with all other components of periodic pension expense included in other noninterest expense on the Consolidated Statement of Income. Pension accounting reflects the long-term nature of benefit obligations and the investment horizon of plan assets, and can have the effect of reducing earnings volatility related to short-term changes in interest rates and market valuations. Actuarial gains and losses include the impact of plan amendments and various unrecognized gains and losses which are deferred and amortized over the future service periods of active employees or the remaining life expectancies of inactive participants. The market-related value utilized to determine the expected return on plan assets is based on fair value adjusted for the difference between expected returns and actual performance of plan assets. The unrealized difference between actual experience and expected returns is included in expense over a period of approximately 15 years for active employees and approximately 30 years for inactive participants. The overfunded or underfunded status of each plan is recorded as an asset or liability on the Consolidated Balance Sheet, with changes in that status recognized through other comprehensive income (loss).
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
Capitalized Software
The Company capitalizes certain costs associated with the acquisition or development of internal-use
software. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software’s expected useful life and reviewed for impairment on an ongoing basis. Estimated useful lives are generally 3 years, but may range up to 7 years.
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
Financial Instruments—Credit Losses
Effective January 1, 2020, the Company adopted accounting guidance, issued by the Financial Accounting Standards Board (“FASB”) in June 2016, related to the impairment of financial instruments
. This guidance changes impairment recognition to a model that is based on expected losses rather than incurred losses, which is intended to result in more timely recognition of credit losses. This guidance is also intended to reduce the complexity of accounting guidance by decreasing the number of credit impairment models that entities use to account for debt instruments. In addition, the guidance requires additional credit quality disclosures for loans. Upon adoption, the Company increased its allowance for credit losses by approximately $1.5 billion and reduced retained earnings net of deferred tax balances by approximately $1.1 billion through a cumulative-effect adjustment. The increase in the allowance at adoption was primarily related to the commercial, credit card, installment and other retail loan portfolios where the allowance for loan losses had not previously considered the full term of the loans. The Company has elected to defer the impact of the effect of the guidance at adoption plus 25 percent of its quarterly credit reserve increases over the next two years on its regulatory capital requirements, followed by a transition period to phase in the cumulative deferred impact at 25 percent per year from 2022 to 2025, as provided by rules issued by its regulators.
The adoption of this guidance did not have a material impact on the Company’s available-for-sale
securities as most of this portfolio consists of U.S. Treasury and residential agency mortgage-backed securities that inherently have an immaterial risk of loss.
Reference Interest Rate Transition
In March 2020, the FASB issued accounting guidance, providing temporary optional expedients and exceptions to the guidance in United States generally accepted accounting principles on contract modifications and hedge accounting, to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates. Under the guidance, a company can elect not to apply certain modification accounting requirements to contracts affected by reference rate transition, if certain criteria are met. A company that makes this election would not be required to remeasure the contracts at the modification date or reassess a previous accounting determination. This guidance also permits a company to elect various optional expedients that would allow it to continue applying hedge accounting for hedging relationships affected by reference rate transition, if certain criteria are met. The guidance is effective upon issuance and generally can be applied through December 31, 2022. The Company is currently assessing the impact of this guidance on its financial statements.

NOTE 3	Restrictions on Cash and Due from
Banks
Banking regulators require bank subsidiaries to maintain minimum average reserve balances, either in the form of vault cash or reserve balances held with central banks or other financial institutions. The amount of required reserve balances were approximately $73 million and $3.2 billion at December 31, 2020 and 2019, respectively. The Company held balances at central banks and other financial institutions of $55.4 billion and $16.2 billion at December 31, 2020 and 2019, respectively, to meet these requirements and for other purposes. These balances are included in cash and due from banks on the Consolidated Balance Sheet.

NOTE 4	Investment Securities
The Company’s
available-for-sale
investment securities are carried at fair value with unrealized net gains or losses reported within accumulated other comprehensive income (loss) in shareholders’ equity. The Company had no outstanding investment securities classified as held-to-maturity
at December 31, 2020 and December 31, 2019.
The amortized cost, gross unrealized holding gains and losses, and fair value of available-for-sale
investment securities at December 31 were as follows:

	2020				2019
(Dollars in Millions)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. Treasury and agencies	$21,954	$462	$(25)	$22,391	$19,845	$61	$(67)	$19,839
Mortgage-backed securities
Residential agency	98,031	1,950	(13)	99,968	93,903	557	(349)	94,111
Commercial agency	5,251	170	(15)	5,406	1,482	–	(29)	1,453
Asset-backed securities	200	5	–	205	375	8	–	383
Obligations of state and political subdivisions	8,166	695	–	8,861	6,499	318	(3)	6,814
Other	9	–	–	9	13	–	–	13
Total available-for-sale	$133,611	$3,282	$(53)	$136,840	$122,117	$944	$(448)	$122,613

Investment securities with a fair value of $11.0 billion at December 31, 2020, and $8.4 billion at December 31, 2019, were pledged to secure public, private and trust
deposits, repurchase agreements and for other purposes required by contractual obligation or law. Included in these amounts were securities where the Company and certain counterparties
have
agreements granting the counterparties the right to sell or pledge the securities. Investment securities securing these types of arrangements had a fair value of $402 million at December 31, 2020, and $269 million at December 31, 2019.

The following table provides information about the amount of interest income from taxable and non-taxable
investment securities:

Year Ended December 31 (Dollars in Millions)	2020	2019	2018
Taxable	$2,201	$2,680	$2,396
Non-taxable	227	213	220
Total interest income from investment securities	$2,428	$2,893	$2,616
The following table provides information about the amount of gross gains and losses realized through the sales of available-for-sale
investment securities:

Year Ended December 31 (Dollars in Millions)	2020	2019	2018
Realized gains	$200	$99	$30
Realized losses	(23)	(26)	–
Net realized gains (losses)	$177	$73	$30
Income tax (benefit) on net realized gains (losses)	$45	$18	$7

The Company conducts a regular
assessment
of its
available-for-sale
investment securities with unrealized losses to determine whether all or some portion of a security’s unrealized loss is related to credit and an allowance for credit losses is necessary. If the Company intends to sell or it is more likely than not the Company will be required to sell an investment security, the amortized cost of the security is written down to fair value. When evaluating credit losses, the Company considers various factors such as the nature of the investment security, the credit ratings or financial condition of the issuer, the extent of the unrealized loss, expected cash flows of
underlying
collateral, the existence of any government or agency guarantees, and market conditions. The Company measures the allowance for credit losses using market information where available and discounting the cash flows at the original effective rate of the investment security. The allowance for credit losses is adjusted each period through earnings and can be subsequently recovered. The allowance for credit losses on the Company’s available-for-sale
investment securities was immaterial for the year ended December 31, 2020.

At December 31, 2020, certain investment securities had a fair value below amortized cost.

The following table shows the gross unrealized losses and fair value of the Company’s available-for-sale
investment securities with unrealized losses, aggregated by investment category and length of time the individual investment securities have been in continuous unrealized loss positions, at December 31, 2020:

	Less Than 12 Months		12 Months or Greater		Total
(Dollars in Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury and agencies	$3,144	$(25)	$–	$–	$3,144	$(25)
Residential agency mortgage-backed securities	2,748	(11)	1,028	(2)	3,776	(13)
Commercial agency mortgage-backed securities	1,847	(15)	–	–	1,847	(15)
Asset-backed securities	–	–	2	–	2	–
Obligations of state and political subdivisions	2	–	–	–	2	–
Other	6	–	–	–	6	–
Total investment securities	$7,747	$(51)	$1,030	$(2)	$8,777	$(53)

These unrealized losses primarily relate to
changes
in interest rates and market spreads subsequent to purchase of the investment securities. U.S. Treasury and agencies securities and agency mortgage-backed securities are issued, guaranteed or otherwise supported by the United States government. The Company’s obligations of state and political subdivisions are generally high grade. Accordingly, the Company does not consider these unrealized losses to be credit-related and an allowance for credit losses is not necessary. In general, the issuers of the investment securities are contractually prohibited from prepayment at less than par, and the Company did not pay significant purchase premiums for these investment securities. At December 31, 2020, the Company had no plans to sell investment securities with unrealized losses, and believes it is more likely than not it would not be required to sell such investment securities before recovery of their amortized cost.
During the year ended December 31, 2020, the Company did not purchase any available-for-sale
investment securities that had more-than-insignificant credit deterioration.

The following table provides information about the amortized cost, fair value and yield by maturity date of the available-for-sale
investment securities outstanding at December 31, 2020:

(Dollars in Millions)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield (e)

U.S. Treasury and Agencies
Maturing in one year or less	$5,069	$5,101	.5	1.53%
Maturing after one year through five years	10,491	10,740	2.5	1.29
Maturing after five years through ten years	5,874	6,034	8.2	1.39
Maturing after ten years	520	516	12.5	1.52

Total	$21,954	$22,391	3.8	1.37%

Mortgage-Backed Securities (a)
Maturing in one year or less	$682	$688	.6	1.54%
Maturing after one year through five years	90,156	92,059	2.5	1.48
Maturing after five years through ten years	12,425	12,607	6.9	1.44
Maturing after ten years	19	20	12.2	1.31

Total	$103,282	$105,374	3.0	1.47%

Asset-Backed Securities (a)
Maturing in one year or less	$–	$–	–	.52%
Maturing after one year through five years	3	4	3.0	1.91
Maturing after five years through ten years	197	200	6.2	1.46
Maturing after ten years	–	1	14.2	2.41

Total	$200	$205	6.2	1.47%

Obligations of State and Political Subdivisions (b) (c)
Maturing in one year or less	$115	$117	.5	4.44%
Maturing after one year through five years	1,245	1,327	3.2	4.43
Maturing after five years through ten years	6,779	7,386	7.0	3.90
Maturing after ten years	27	31	10.9	3.88

Total	$8,166	$8,861	6.3	3.99%

Other
Maturing in one year or less	$9	$9	.1	1.81%
Maturing after one year through five years	–	–	–	–
Maturing after five years through ten years	–	–	–	–
Maturing after ten years	–	–	–	–

Total	$9	$9	.1	1.81%

Total investment securities (d)	$133,611	$136,840	3.4	1.61%
(a)	Information related to asset and mortgage-backed securities included above is presented based upon weighted-average maturities that take into account anticipated future prepayments.
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

(d)	The weighted-average maturity of total available-for-sale investment securities was 4.2 years at December 31, 2019, with a corresponding weighted-average yield of 2.38 percent.
(e)
Weighted-average yields for obligations of state and political subdivisions are presented on a fully-taxable equivalent basis based on a federal income tax rate of 21 percent. Yields on investment securities are computed based on amortized cost balances.

NOTE 5	Loans and Allowance for Credit Losses
The composition of the loan portfolio at December 31, disaggregated by class and underlying specific portfolio type, was as follows:

(Dollars in Millions)	2020	2019

Commercial
Commercial	$97,315	$98,168
Lease financing	5,556	5,695

Total commercial	102,871	103,863

Commercial Real Estate
Commercial mortgages	28,472	29,404
Construction and development	10,839	10,342

Total commercial real estate	39,311	39,746

Residential Mortgages
Residential mortgages	66,525	59,865
Home equity loans, first liens	9,630	10,721

Total residential mortgages	76,155	70,586

Credit Card	22,346	24,789

Other Retail
Retail leasing	8,150	8,490
Home equity and second mortgages	12,472	15,036
Revolving credit	2,688	2,899
Installment	13,823	11,038
Automobile	19,722	19,435
Student	169	220

Total other retail	57,024	57,118

Total loans	$297,707	$296,102

The Company had loans of $96.1 billion at December 31, 2020, and $96.2 billion at December 31, 2019, pledged at the Federal Home Loan Bank, and loans of $67.8 billion at December 31, 2020, and $76.3 billion at December 31, 2019, pledged at the Federal Reserve Bank.
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
recorded
. Net unearned interest and deferred fees and costs amounted to $763 million at December 31, 2020 and $781 million at December 31, 2019. All purchased loans are recorded at fair value at the date of purchase. Beginning January 1, 2020, the Company evaluates purchased loans for more-than-insignificant deterioration at the date of purchase in accordance with applicable authoritative accounting guidance. Purchased loans that have experienced more-than-insignificant deterioration from origination are considered purchased credit deteriorated loans. All other purchased loans are considered non-purchased
credit deteriorated loans.

Allowance for Credit Losses
Beginning January 1, 2020, the
allowance
for credit losses is established for current expected credit losses on the Company’s loan and lease portfolio, including unfunded credit commitments. The allowance for
credit
losses is increased through provisions charged to earnings and reduced by net charge-offs.

Activity in the allowance for credit losses by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Covered Loans	Total Loans
Balance at December 31, 2019	$1,484	$799	$433	$1,128	$647	$–	$4,491
Add
Change in accounting principle (a)	378	(122)	(30)	872	401	–	1,499
Provision for credit losses	1,074	1,054	158	1,184	336	–	3,806
Deduct
Loans charged-off	575	210	19	975	401	–	2,180
Less recoveries of loans charged-off	(62)	(23)	(31)	(146)	(132)	–	(394)

Net loans charged-off	513	187	(12)	829	269	–	1,786

Balance at December 31, 2020	$2,423	$1,544	$573	$2,355	$1,115	$–	$8,010

Balance at December 31, 2018	$1,454	$800	$455	$1,102	$630	$–	$4,441
Add
Provision for credit losses	315	13	(19)	919	276	–	1,504
Deduct
Loans charged-off	399	21	34	1,028	385	–	1,867
Less recoveries of loans charged-off	(114)	(7)	(31)	(135)	(126)	–	(413)

Net loans charged-off	285	14	3	893	259	–	1,454

Balance at December 31, 2019	$1,484	$799	$433	$1,128	$647	$–	$4,491

Balance at December 31, 2017	$1,372	$831	$449	$1,056	$678	$31	$4,417
Add
Provision for credit losses	333	(50)	23	892	211	(30)	1,379
Deduct
Loans charged-off	350	9	48	970	383	–	1,760
Less recoveries of loans charged-off	(99)	(28)	(31)	(124)	(124)	–	(406)

Net loans charged-off	251	(19)	17	846	259	–	1,354
Other changes	–	–	–	–	–	(1)	(1)

Balance at December 31, 2018	$1,454	$800	$455	$1,102	$630	$–	$4,441
(a)
Effective January 1, 2020, the Company adopted accounting guidance which changed impairment recognition of financial instruments to a model that is based on expected losses rather than incurred losses.

The increase in the allowance for credit losses from December 31, 2019 to December 31, 2020 reflected the deteriorating and ongoing effects of adverse economic conditions driven by the impact of
COVID-19
on the domestic and global
economies. Expected loss estimates consider
both
the changes in economic activity, and the mitigating effects of government stimulus and industrywide loan modification efforts designed to limit long term effects of the pandemic.

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

The following table provides a summary of loans by portfolio class, including the delinquency status of those that continue to accrue interest, and those that are nonperforming:

	Accruing
(Dollars in Millions)	Current	30-89 Days Past Due	90 Days or More Past Due	Nonperforming (b)	Total

December 31, 2020
Commercial	$102,127	$314	$55	$375	$102,871
Commercial real estate	38,676	183	2	450	39,311
Residential mortgages (a)	75,529	244	137	245	76,155
Credit card	21,918	231	197	–	22,346
Other retail	56,466	318	86	154	57,024

Total loans	$294,716	$1,290	$477	$1,224	$297,707

December 31, 2019
Commercial	$103,273	$307	$79	$204	$103,863
Commercial real estate	39,627	34	3	82	39,746
Residential mortgages (a)	70,071	154	120	241	70,586
Credit card	24,162	321	306	–	24,789
Other retail	56,463	393	97	165	57,118

Total loans	$293,596	$1,209	$605	$692	$296,102
(a)
At December 31, 2020, $1.4 billion of loans 30–89 days past due and $1.8 billion of loans 90 days or more past due purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs, were classified as current, compared with $428 million and $1.7 billion at December 31, 2019, respectively.

(b)
Substantially all nonperforming loans at December 31, 2020 and 2019, had an associated allowance for credit losses. The Company recognized interest income on nonperforming loans of $23 million and $24 million for the years ended December 31, 2020 and 2019, respectively, compared to what would have been recognized at the original contractual terms of the loans of $45 million and $43 million, respectively.

At December 31, 2020, total nonperforming assets held by the company were $1.3 billion, compared with $829 million at December 31, 2019. Total nonperforming assets included $1.2 billion of nonperforming loans, $24 million of OREO and $50 million of other nonperforming assets owned by the Company at December 31, 2020, compared with $692 million, $78 million and $59 million, respectively at December 31, 2019.
At December 31, 2020, the amount of foreclosed residential real estate held by the Company, and included in OREO, was $23 million, compared with $74 million at December 31, 2019. These amounts excluded $33 million and $155 million at December 31, 2020 and 2019, respectively, of foreclosed residential real estate related to
mortgage
loans whose payments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs. In addition, the amount of residential mortgage loans secured by residential real estate in the process of foreclosure at December 31, 2020 and 2019, was $1.0 billion and $1.5 billion, respectively, of which $812 million and $1.2 billion, respectively, related to loans purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

The following table provides a summary of loans by portfolio class and the Company’s internal credit quality rating:

	December 31, 2020					December 31, 2019
		Criticized					Criticized
(Dollars in Millions)	Pass	Special Mention	Classified (a)	Total Criticized	Total	Pass	Special Mention	Classified (a)	Total Criticized	Total
Commercial
Originated in 2020	$34,557	$1,335	$1,753	$3,088	$37,645	$–	$–	$–	$–	$–
Originated in 2019	17,867	269	349	618	18,485	33,550	174	222	396	33,946
Originated in 2018	12,349	351	176	527	12,876	21,394	420	136	556	21,950
Originated in 2017	5,257	117	270	387	5,644	10,464	165	97	262	10,726
Originated in 2016	2,070	81	26	107	2,177	4,984	10	37	47	5,031
Originated prior to 2016	2,884	47	89	136	3,020	5,151	86	96	182	5,333
Revolving	22,445	299	280	579	23,024	26,307	292	278	570	26,877
Total commercial	97,429	2,499	2,943	5,442	102,871	101,850	1,147	866	2,013	103,863
Commercial real estate
Originated in 2020	9,446	461	1,137	1,598	11,044	–	–	–	–	–
Originated in 2019	9,514	454	1,005	1,459	10,973	12,976	108	108	216	13,192
Originated in 2018	6,053	411	639	1,050	7,103	9,455	71	56	127	9,582
Originated in 2017	2,650	198	340	538	3,188	5,863	99	64	163	6,026
Originated in 2016	2,005	132	140	272	2,277	3,706	117	60	177	3,883
Originated prior to 2016	2,757	108	169	277	3,034	4,907	78	101	179	5,086
Revolving	1,445	9	238	247	1,692	1,965	11	1	12	1,977
Total commercial real estate	33,870	1,773	3,668	5,441	39,311	38,872	484	390	874	39,746
Residential mortgages (b)
Originated in 2020	23,262	1	3	4	23,266	–	–	–	–	–
Originated in 2019	13,969	1	17	18	13,987	18,819	2	1	3	18,822
Originated in 2018	5,670	1	22	23	5,693	9,204	–	11	11	9,215
Originated in 2017	6,918	1	24	25	6,943	9,605	–	21	21	9,626
Originated in 2016	8,487	2	32	34	8,521	11,378	–	29	29	11,407
Originated prior to 2016	17,434	–	310	310	17,744	21,168	–	348	348	21,516
Revolving	1	–	–	–	1	–	–	–	–	–
Total residential mortgages	75,741	6	408	414	76,155	70,174	2	410	412	70,586
Credit card (c)	22,149	–	197	197	22,346	24,483	–	306	306	24,789
Other retail
Originated in 2020	17,589	–	7	7	17,596	–	–	–	–	–
Originated in 2019	11,605	–	23	23	11,628	15,907	–	11	11	15,918
Originated in 2018	6,814	–	27	27	6,841	10,131	–	23	23	10,154
Originated in 2017	3,879	–	22	22	3,901	7,907	–	28	28	7,935
Originated in 2016	1,825	–	11	11	1,836	3,679	–	20	20	3,699
Originated prior to 2016	1,906	–	18	18	1,924	3,274	–	28	28	3,302
Revolving	12,647	–	110	110	12,757	15,509	10	138	148	15,657
Revolving converted to term	503	–	38	38	541	418	–	35	35	453
Total other retail	56,768	–	256	256	57,024	56,825	10	283	293	57,118
Total loans	$285,957	$4,278	$7,472	$11,750	$297,707	$292,204	$1,643	$2,255	$3,898	$296,102
Total outstanding commitments	$627,606	$8,772	$9,374	$18,146	$645,752	$619,224	$2,451	$2,873	$5,324	$624,548
Note:	Year of origination is based on the origination date of a loan or the date when the maturity date, pricing or commitment amount is amended.
(a)	Classified rating on consumer loans primarily based on delinquency status.
(b)
At December 31, 2020, $1.8 billion of GNMA loans 90 days or more past due and $1.4 billion of restructured GNMA loans whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs were classified with a pass rating, compared with $1.7 billion and $1.6 billion at December 31, 2019, respectively.

(c)	All credit card loans are considered revolving loans.

Troubled Debt Restructurings
In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. The following table provides a summary of loans modified as TDRs for the years ended December 31, by portfolio class:

(Dollars in Millions)	Number of Loans	Pre-Modification Outstanding Loan Balance	Post- Modification Outstanding Loan Balance

2020
Commercial	3,423	$628	$493
Commercial real estate	149	262	218
Residential mortgages	1,176	402	401
Credit card	23,549	135	136
Other retail	4,027	117	114

Total loans, excluding loans purchased from GNMA mortgage pools	32,324	1,544	1,362
Loans purchased from GNMA mortgage pools	4,630	667	659

Total loans	36,954	$2,211	$2,021

2019
Commercial	3,445	$376	$359
Commercial real estate	136	129	125
Residential mortgages	417	55	54
Credit card	34,247	185	186
Other retail	2,952	63	61

Total loans, excluding loans purchased from GNMA mortgage pools	41,197	808	785
Loans purchased from GNMA mortgage pools	6,257	856	827

Total loans	47,454	$1,664	$1,612

2018
Commercial	2,824	$336	$311
Commercial real estate	127	168	169
Residential mortgages	526	73	69
Credit card	33,318	169	171
Other retail	2,462	58	55
Covered Loans	3	1	1

Total loans, excluding loans purchased from GNMA mortgage pools	39,260	805	776
Loans purchased from GNMA mortgage pools	6,268	821	803

Total loans	45,528	$1,626	$1,579

Residential mortgages, home equity and second
mortgages
, and loans purchased from GNMA mortgage pools in the table above include trial period arrangements offered to customers during the periods presented. The post-modification balances for these loans reflect the current outstanding balance until a permanent modification is made. In addition, the post-modification balances typically include capitalization of unpaid accrued interest and/or fees under the various modification programs.
A
t December 31, 2020, 44 residential mortgages, 9 home equity and second mortgage loans and 423 loans purchased from GNMA mortgage pools with outstanding balances of $12 million, less than $1 million and
$64 million, respectively, were in a trial period and have estimated post-modification balances of $13 million, less than $1 million and $65 million, respectively, assuming permanent modification occurs at the end of the trial period.
Loan modifications or concessions granted to borrowers resulting directly from the effects of the
COVID-19
pandemic, who were otherwise in current payment status, are

generally
not considered to be TDRs. As of December 31, 2020, approximately $10.1 billion of loan modifications included on the Company’s consolidated balance sheet related to borrowers impacted by the
COVID-19
pandemic, consisting primarily of payment deferrals.

The following table provides a summary of TDR loans that defaulted (fully or partially charged-off
or became 90 days or more past due) for the years ended December 31, that were modified as TDRs within 12 months previous to default:

(Dollars in Millions)	Number of Loans	Amount Defaulted

2020
Commercial	1,148	$80
Commercial real estate	50	30
Residential mortgages	38	5
Credit card	6,688	35
Other retail	307	4

Total loans, excluding loans purchased from GNMA mortgage pools	8,231	154
Loans purchased from GNMA mortgage pools	498	66

Total loans	8,729	$220

2019
Commercial	1,040	$46
Commercial real estate	36	24
Residential mortgages	137	15
Credit card	8,273	40
Other retail	380	10

Total loans, excluding loans purchased from GNMA mortgage pools	9,866	135
Loans purchased from GNMA mortgage pools	997	131

Total loans	10,863	$266

2018
Commercial	836	$71
Commercial real estate	39	15
Residential mortgages	191	18
Credit card	8,012	35
Other retail	334	5
Covered loans	1	–

Total loans, excluding loans purchased from GNMA mortgage pools	9,413	144
Loans purchased from GNMA mortgage pools	1,447	187

Total loans	10,860	$331

In addition to the defaults in the table above, the Company had a total of 115 residential mortgage loans, home equity and second mortgage loans and loans purchased from GNMA mortgage pools for the year ended December 31, 2020, where borrowers did not successfully complete the trial period arrangement and, therefore, are no longer eligible for a permanent modification under the applicable modification program. These loans had aggregate outstanding balances of $14 million for the year ended December 31, 2020.
As of December 31, 2020, the Company had $128 million of commitments to lend additional funds to borrowers whose terms of their outstanding owed balances have been modified in TDRs.

NOTE 6	Leases

The Company, as a lessor, originates retail and commercial leases either directly to the consumer or indirectly through dealer networks. Retail leases consist primarily of automobiles, while commercial leases
may
include high dollar assets such as aircraft or lower cost items such as office equipment.

The components of the net investment in
sales
-type and direct financing leases, at December 31, were as follows:

(Dollars in Millions)	2020	2019
Lease receivables	$11,890	$12,324
Unguaranteed residual values accruing to the lessor’s benefit	1,787	1,834

Total net investment in sales-type and direct financing leases	$13,677	$14,158

The Company, as a lessor, recorded $952 million and $996 million of revenue on its Consolidated Statement of Income for the years ended December 31, 2020 and 2019, respectively, primarily consisting of interest income on sales-type and direct financing leases
.

The contractual future lease payments to be received by the Company, at December 31, 2020, were as follows:

(Dollars in Millions)	Sales-type and direct financing leases	Operating leases
2021	$4,288	$153
2022	3,664	121
2023	2,816	83
2024	1,210	56
2025	307	38
Thereafter	496	17
Total lease payments	12,781	$468
Amounts representing interest	(891)
Lease receivables	$11,890

The Company, as lessee, leases certain assets for use in its operations. Leased assets primarily include retail branches, operations centers and other corporate locations, and, to a lesser extent, office and computer equipment. For each lease with an original term greater than 12 months, the Company records a lease liability and a corresponding right of use (“ROU”) asset. At December 31, 2020, the Company’s ROU assets included in premises and equipment and lease liabilities included in long-term debt and other liabilities, were $1.1 billion and $1.3 billion, respectively, compared with $1.3 billion of ROU assets and $1.4 billion of lease liabilities at December 31, 2019, respectively.
Total costs incurred by the Company, as a lessee, were $374 million and $394 million for the years ended December 31, 2020 and 2019, respectively, and principally related to contractual lease payments on operating leases. The Company’s leases do not impose significant covenants or other restrictions on the Company.

The following table presents amounts relevant to the Company’s assets leased for use in its operations for the years ended December 31:

(Dollars in Millions)	2020	2019
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$305	$302
Operating cash flows from finance leases	6	7
Financing cash flows from finance leases	12	10
Right of use assets obtained in exchange for new operating lease liabilities	128	134
Right of use assets obtained in exchange for new finance lease liabilities	6	10
The following table presents the weighted-average remaining lease terms and discount
rates of the Company’s assets leased for use in its operations at December 31:

	2020	2019
Weighted-average remaining lease term of operating leases (in years)	7.0	7.4
Weighted-average remaining lease term of finance leases (in years)	9.6	10.7
Weighted-average discount rate of operating leases	3.0%	3.2%
Weighted-average discount rate of finance leases	12.5%	14.3%

The contractual future lease obligations of the Company at December 31, 2020, were as follows:

(Dollars in Millions)	Operating leases	Finance leases
2021	$290	$18
2022	254	15
2023	209	15
2024	155	13
2025	111	11
Thereafter	344	29
Total lease payments	1,363	101
Amounts representing interest	(129)	(25)
Lease liabilities	$1,234	$76

NOTE 7	Accounting for Transfers and Servicing of Financial Assets and Variable Interest
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
For loans sold under participation agreements, the Company also considers whether the terms of the loan participation agreement meet the accounting definition of a participating interest. With the exception of servicing and certain performance-based guarantees, the Company’s continuing involvement with financial assets sold is minimal and generally limited to market customary representation and warranty clauses. Any gain or loss on sale depends on the previous carrying amount of the transferred financial assets, the consideration received, and any liabilities incurred in exchange for the transferred assets. Upon transfer, any servicing assets and other interests that continue to be held by the Company are initially recognized at fair value. For further information on MSR’s, refer to Note 9. On a limited basis, the Company may acquire and package high-grade corporate bonds for select corporate customers, in which the Company generally has no continuing involvement with these transactions. Additionally, the Company is an authorized GNMA issuer and issues GNMA securities on a regular basis. The Company has no other asset securitizations or similar asset-backed financing arrangements that are off-balance
sheet.
The Company also provides financial support primarily through the use of waivers of trust and investment management fees associated with various unconsolidated registered money market funds it manages. The Company provided $89 million, $30 million and $25 million of support to the funds during the years ended December 31, 2020, 2019 and 2018, respectively.
The Company is involved in various entities that are considered to be VIEs. The Company’s investments in VIEs are primarily related to investments promoting affordable housing, community development and renewable energy sources. Some of these tax-advantaged
investments support the Company’s regulatory compliance with the Community Reinvestment Act. The Company’s investments in these entities generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. These tax credits are recognized as a reduction of tax expense or, for investments qualifying as investment tax credits, as a reduction to the related investment asset. The Company recognized federal and state income tax credits related to its affordable housing and other tax-advantaged
investments in tax expense of $578 million, $615 million and $689 million for the years ended December 31, 2020, 2019 and 2018, respectively. The Company also recognized $414 million, $506 million and $639 million of investment tax credits for the years ended December 31, 2020, 2019 and 2018, respectively. The Company recognized $545 million, $557 million and $604 million of expenses related to all of these investments for the years ended December 31, 2020, 2019 and 2018, respectively, of which $367 million, $318 million and $275 million, respectively, were included in tax expense and the remaining amounts were included in noninterest expense.
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
The following table provides a summary of investments in community development and tax-advantaged
VIEs that the Company has not consolidated:

At December 31 (Dollars in Millions)	2020	2019
Investment carrying amount	$5,378	$6,148
Unfunded capital and other commitments	2,334	2,938
Maximum exposure to loss	11,219	12,118
The Company also has noncontrolling financial investments in private investment funds and partnerships considered to be VIEs, which are not consolidated. The Company’s recorded investment in these entities, carried in other assets on the Consolidated Balance Sheet, was approximately $35 million at December 31, 2020 and $31 million at December 31, 2019. The maximum exposure to loss related to these VIEs was $57 million at December 31, 2020 and $55 million at December 31, 2019, representing the Company’s investment balance and its unfunded commitments to invest additional amounts.
The Company’s individual net investments in unconsolidated VIEs, which exclude any unfunded capital commitments, ranged from less than $1 million to $78 million at December 31, 2020, compared with less than $1 million to $87 million at December 31, 2019.
The Company is required to consolidate VIEs in which it has concluded it has a controlling financial interest. The Company sponsors entities to which it transfers its interests in tax-advantaged
investments to third parties. At December 31, 2020, approximately $4.9 billion of the Company’s assets and $3.7 billion of its liabilities included on the Consolidated Balance Sheet were related to community development and tax-advantaged
investment VIEs which the Company has consolidated, primarily related to these transfers. These amounts compared to $4.0 billion and $3.2 billion, respectively, at December 31, 2019. The majority of the assets of these consolidated VIEs are reported in other assets, and the liabilities are reported in long-term debt and other liabilities. The assets of a particular VIE are the primary source of funds to settle its obligations. The creditors of the VIEs do not have recourse to the general credit of the Company. The Company’s exposure to the consolidated VIEs is generally limited to the carrying value of its variable interests plus any related tax credits previously recognized or transferred to others with a guarantee.
In addition, the Company sponsors a municipal bond securities tender option bond program. The Company controls the activities of the program’s entities, is entitled to the residual returns and provides liquidity and remarketing arrangements to the program. As a result, the Company has consolidated the program’s entities. At December 31, 2020, $2.4 billion of available-for-sale
investment securities and $1.5 billion of short-term borrowings on the Consolidated Balance Sheet were related to the tender option bond program, compared with $3.0 billion of available-for-sale
investment securities and $2.7 billion of short-term borrowings at December 31, 2019.

NOTE 8	Premises and Equipment
Premises and equipment at December 31 consisted of the
following
:

(Dollars in Millions)	2020	2019
Land	$487	$504
Buildings and improvements	3,519	3,513
Furniture, fixtures and equipment	3,439	3,366
Right of use assets on operating leases	1,038	1,141
Right of use assets on finance leases	110	111
Construction in progress	25	21

	8,618	8,656
Less accumulated depreciation and amortization	(5,150)	(4,954)

Total	$3,468	$3,702

NOTE 9	Mortgage Servicing Rights

The Company capitalizes MSRs as separate assets when loans are sold and servicing is retained. MSRs may also be purchased from others. The Company carries MSRs at fair value, with changes in the fair value recorded in earnings during the period in which they occur. The Company serviced $211.8 billion of residential mortgage loans for others at December 31, 2020, and $226.0 billion at December 31, 2019, including subserviced mortgages with no corresponding MSR asset. Included in mortgage banking revenue are the MSR fair value changes arising from market rate and
model
assumption changes, net of the value change in derivatives used to economically hedge MSRs. These changes resulted in a net gain of $18 million, a net loss of $24 million, and a net gain of $47 million for the years ended December 31, 2020, 2019 and 2018, respectively. Loan servicing and ancillary fees, not including valuation changes, included in mortgage banking revenue were $718 million, $734 million and $746 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Changes in fair value of capitalized MSRs for the years ended December 31, are summarized as follows:

(Dollars in Millions)	2020	2019	2018
Balance at beginning of period	$2,546	$2,791	$2,645
Rights purchased	34	20	8
Rights capitalized	1,030	559	397
Rights sold (a)	3	5	(27)
Changes in fair value of MSRs
Due to fluctuations in market interest rates (b)	(719)	(390)	98
Due to revised assumptions or models (c)	(12)	23	56
Other changes in fair value (d)	(672)	(462)	(386)

Balance at end of period	$2,210	$2,546	$2,791
(a)	MSRs sold include those having a negative fair value, resulting from the loans being severely delinquent.
(b)	Includes changes in MSR value associated with changes in market interest rates, including estimated prepayment rates and anticipated earnings on escrow deposits.
(c)
Includes changes in MSR value not caused by changes in market interest rates, such as changes in assumed cost to service, ancillary income and option adjusted spread, as well as the impact of any model changes.

(d)
Primarily the change in MSR value from passage of time and cash flows realized (decay), but also includes the impact of changes to expected cash flows not associated with changes in market interest rates, such as the impact of deliquencies.

The estimated sensitivity to changes in interest rates of the fair value of the MSR portfolio and the related derivative instruments as of December 31 follows:

	2020						2019
(Dollars in Millions)	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps
MSR portfolio	$(442)	$(271)	$(150)	$169	$343	$671	$(663)	$(316)	$(153)	$141	$269	$485
Derivative instrument hedges	523	281	145	(149)	(304)	(625)	613	306	152	(143)	(279)	(550)
Net sensitivity	$81	$10	$(5)	$20	$39	$46	$(50)	$(10)	$(1)	$(2)	$(10)	$(65)

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
adjustable
-rate or jumbo mortgage loans. The HFA servicing portfolio is comprised of loans originated under state and local housing authority program guidelines which assist purchases by first-time or low-
to moderate-income homebuyers through a favorable rate subsidy, down payment and/or closing cost assistance on government
- and conventional-insured mortgages.

A summary of the Company’s MSRs and related characteristics by portfolio as of December 31 follows:

	2020				2019
(Dollars in Millions)	HFA	Government	Conventional (d)	Total	HFA	Government	Conventional (d)	Total
Servicing portfolio (a)	$40,396	$25,474	$143,085	$208,955	$44,906	$35,302	$143,310	$223,518
Fair value	$406	$261	$1,543	$2,210	$486	$451	$1,609	$2,546
Value (bps) (b)	101	102	108	106	108	128	112	114
Weighted-average servicing fees (bps)	35	40	30	32	34	39	28	31
Multiple (value/servicing fees)	2.87	2.56	3.55	3.26	3.15	3.29	4.00	3.67
Weighted-average note rate	4.43%	3.91%	3.78%	3.92%	4.65%	3.99%	4.07%	4.17%
Weighted-average age (in years)	3.8	5.6	4.2	4.3	3.7	4.9	4.8	4.6
Weighted-average expected prepayment (constant prepayment rate)	14.1%	18.0%	13.8%	14.4%	12.2%	13.7%	12.2%	12.4%
Weighted-average expected life (in years)	5.6	4.3	5.5	5.4	6.5	5.7	5.9	6.0
Weighted-average option adjusted spread (c)	7.7%	7.3%	6.2%	6.6%	8.4%	7.9%	6.9%	7.3%
(a)	Represents principal balance of mortgages having corresponding MSR asset.
(b)	Calculated as fair value divided by the servicing portfolio.
(c)	Option adjusted spread is the incremental spread added to the risk-free rate to reflect optionality and other risk inherent in the MSRs.
(d)	Represents loans sold primarily to GSEs.

NOTE 10	Intangible Assets
Intangible assets consisted of the following:

	Estimated Life (a)	Amortization Method (b)	Balance
At December 31 (Dollars in Millions)			2020	2019
Goodwill		(c)	$9,918	$9,655
Merchant processing contracts	6 years/7 years	SL/AC	235	225
Core deposit benefits	22 years/5 years	SL/AC	64	82
Mortgage servicing rights		(c)	2,210	2,546
Trust relationships	10 years/7 years	SL/AC	19	27
Other identified intangibles	6 years/4 years	SL/AC	336	343
Total			$12,782	$12,878
(a)
Estimated life represents the amortization period for assets subject to the straight line method and the weighted average or life of the underlying cash flows amortization period for intangibles subject to accelerated methods. If more than one amortization method is used for a category, the estimated life for each method is calculated and reported separately.

(b)	Amortization methods: SL = straight line method
AC	= accelerated methods generally based on cash flows
(c)	Goodwill is evaluated for impairment, but not amortized. Mortgage servicing rights are recorded at fair value, and are not amortized.
Aggregate amortization expense consisted of the following:

Year Ended December 31 (Dollars in Millions)	2020	2019	2018
Merchant processing contracts	$49	$45	$24
Core deposit benefits	18	22	26
Trust relationships	9	10	11
Other identified intangibles	100	91	100
Total	$176	$168	$161
The estimated amortization expense for the next five years is as follows:

(Dollars in Millions)
2021	$149
2022	137
2023	98
2024	77
2025	52

The following table reflects the changes in the carrying value of goodwill for the years ended December 31, 2020, 2019 and 2018:

(Dollars in Millions)	Corporate and Commercial Banking	Consumer and Business Banking	Wealth Management Investment and Services	Payment Services	Treasury and Corporate Support	Consolidated Company
Balance at December 31, 2017	$1,647	$3,681	$1,569	$2,537	$–	$9,434
Goodwill acquired	–	–	–	105	–	105
Disposal	–	(155)	–	–	–	(155)
Foreign exchange translation and other	–	(51)	49	(13)	–	(15)

Balance at December 31, 2018	$1,647	$3,475	$1,618	$2,629	$–	$9,369
Goodwill acquired	–	–	–	285	–	285
Foreign exchange translation and other	–	–	(1)	2	—	1

Balance at December 31, 2019	$1,647	$3,475	$1,617	$2,916	$–	$9,655
Goodwill acquired	–	–	–	180	–	180
Foreign exchange translation and other	–	–	2	81	–	83

Balance at December 31, 2020	$1,647	$3,475	$1,619	$3,177	$–	$9,918

NOTE 11	Deposits
The composition of deposits at December 31 was as follows:

(Dollars in Millions)	2020	2019
Noninterest-bearing deposits	$118,089	$75,590
Interest-bearing deposits
Interest checking	95,894	75,949
Money market savings	128,058	120,082
Savings accounts	57,035	47,401
Time deposits	30,694	42,894

Total interest-bearing deposits	311,681	286,326

Total deposits	$429,770	$361,916
The maturities of time deposits outstanding at December 31, 2020 were as follows:

(Dollars in Millions)
2021	$23,808
2022	3,751
2023	1,314
2024	1,351
2025	468
Thereafter	2

Total	$30,694

NOTE 12	Short-Term Borrowings (a)
The following table is a summary of short-term borrowings for the last three years:

	2020		2019		2018
(Dollars in Millions)	Amount	Rate	Amount	Rate	Amount	Rate

At year-end
Federal funds purchased	$777	.08%	$828	1.45%	$458	2.05%
Securities sold under agreements to repurchase	1,430	.16	1,165	1.41	2,582	2.20
Commercial paper	6,007	.01	7,576	1.07	6,940	1.35
Other short-term borrowings	3,552	1.51	14,154	1.94	4,159	2.68
Total	$11,766	.49%	$23,723	1.62%	$14,139	1.92%
Average for the year
Federal funds purchased	$1,660	.35%	$1,457	1.94%	$1,070	1.70%
Securities sold under agreements to repurchase	1,686	.50	1,770	2.00	2,279	1.87
Commercial paper	8,141	.26	8,186	1.45	6,929	.94
Other short-term borrowings	7,695	1.41	6,724	2.78	11,512	2.27
Total	$19,182	.75%	$18,137	2.04%	$21,790	1.78%
Maximum month-end balance
Federal funds purchased	$2,811		$3,629		$4,532
Securities sold under agreements to repurchase	2,183		2,755		3,225
Commercial paper	9,514		9,431		7,846
Other short-term borrowings	20,569		14,154		16,588
(a)	Interest and rates are presented on a fully taxable-equivalent basis utilizing a tax rate of 21 percent.

NOTE 13	Long-Term Debt
Long-term debt (debt with original maturities of more than one year) at December 31 consisted of the following:

(Dollars in Millions)	Rate Type	Rate (a)	Maturity Date	2020	2019

U.S. Bancorp (Parent Company)
Subordinated notes	Fixed	2.950%	2022	$1,300	$1,300
	Fixed	3.600%	2024	1,000	1,000
	Fixed	7.500%	2026	199	199
	Fixed	3.100%	2026	1,000	1,000
	Fixed	3.000%	2029	1,000	1,000
Medium-term notes	Fixed	.850% - 4.125%	2021 - 2030	15,492	13,820
	Floating	.855%	2022	250	250
Other (b)				683	33

Subtotal				20,924	18,602

Subsidiaries
Federal Home Loan Bank advances	Fixed	1.250% - 8.250%	2021 - 2026	1,003	1,106
	Floating	.474% - .765%	2022 - 2026	3,272	3,272
Bank notes	Fixed	1.800% - 3.450%	2021 - 2025	9,100	9,550
	Floating	– % - .653%	2021 - 2059	5,888	6,789
Other (c)				1,110	848

Subtotal				20,373	21,565

Total				$41,297	$40,167
(a)	Weighted-average interest rates of medium-term notes, Federal Home Loan Bank advances and bank notes were 2.61 percent, 1.12 percent and 1.83 percent, respectively.
(b)	Includes debt issuance fees and unrealized gains and losses and deferred amounts relating to derivative instruments.
(c)
Includes consolidated community development and
tax-advantaged
investment VIEs, finance lease obligations, debt issuance fees, and unrealized gains and losses and deferred amounts relating to derivative instruments.

The Company has arrangements with the Federal Home Loan Bank and Federal Reserve Bank whereby the Company could have borrowed an additional $96.5 billion and $97.4 billion at December 31, 2020 and 2019, respectively, based on collateral available.
Maturities of long-term debt outstanding at December 31, 2020, were:

(Dollars in Millions)	Parent Company	Consolidated
2021	$1,509	$7,266
2022	3,855	8,610
2023	–	2,870
2024	5,913	5,933
2025	2,283	5,888
Thereafter	7,364	10,730

Total	$20,924	$41,297

NOTE 14	Shareholders’ Equity

At December 31, 2020 and 2019, the Company had authority to issue 4 billion shares of common stock and 50 million shares of preferred stock. The Company had 1.5 billion shares of common stock outstanding at December 31, 2020 and 2019. The Company had 41 million shares reserved for future issuances, primarily under its stock incentive plans at December 31, 2020.

The number of shares issued and outstanding and the carrying amount of each outstanding series of the Company’s preferred stock were as follows:

	2020				2019
At December 31 (Dollars in Millions)	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount
Series A	12,510	$1,251	$145	$1,106	12,510	$1,251	$145	$1,106
Series B	40,000	1,000	–	1,000	40,000	1,000	–	1,000
Series F	44,000	1,100	12	1,088	44,000	1,100	12	1,088
Series H	–	–	–	–	20,000	500	13	487
Series I	30,000	750	5	745	30,000	750	5	745
Series J	40,000	1,000	7	993	40,000	1,000	7	993
Series K	23,000	575	10	565	23,000	575	10	565
Series L	20,000	500	14	486	–	–	–	–
Total preferred stock (a)	209,510	$6,176	$193	$5,983	209,510	$6,176	$192	$5,984
(a)	The par value of all shares issued and outstanding at December 31, 2020 and 2019, was $1.00 per share.

During 2020, the Company issued depositary shares representing an ownership interest in 20,000 shares of Series L
Non-Cumulative
Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series L Preferred Stock”). The Series L Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to 3.75 percent. The Series L Preferred Stock is redeemable at the Company’s option, in whole or in part, on or after January 15, 2026. The Series L Preferred Stock is redeemable at the Company’s option, in whole, but not in part, prior to January 15, 2026 within 90 days following an official administrative or judicial decision, amendment to, or change in the laws or regulations that would not allow the Company to treat the full liquidation value of the Series L Preferred Stock as Tier 1 capital for purposes of the capital adequacy guidelines of the Federal Reserve Board.
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
During 2015, the Company issued depositary shares representing an ownership interest in 30,000 shares of Series I
Non-Cumulative
Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series I Preferred Stock”). The Series I Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable semiannually, in arrears, at a rate per annum equal to 5.125 percent from the date of issuance to, but excluding, January 15, 2021, and thereafter will accrue and be payable quarterly at a floating rate per annum equal to three-month LIBOR plus 3.486 percent. The Series I Preferred Stock is redeemable at the Company’s option, subject to prior approval by the Federal Reserve Board.

During 2013, the Company issued depositary shares representing an ownership interest in 20,000 shares of Series H
Non-Cumulative
Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series H Preferred Stock”). During 2020, the Company provided notice of its intent to redeem all outstanding shares of the Series H Preferred Stock during the first quarter of 2021. The Company removed the outstanding liquidation preference amount of the Series H Preferred Stock from shareholders’ equity and included it in other liabilities on the Consolidated Balance Sheet as of December 31, 2020, because upon the notification date it became mandatorily redeemable. The liquidation preference amount equals the redemption price for all outstanding shares of the Series H Preferred Stock. The Company included a $13 million loss in the computation of earnings per diluted common share for 2020, which represents the stock issuance costs recorded in preferred stock upon the issuance of the Series H Preferred Stock that were reclassified to retained earnings on the notification date. Effective January 15, 2021, the Company redeemed all outstanding shares of the Series H Preferred Stock.
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
During 2020, 2019 and 2018, the Company repurchased shares of its common stock under various authorizations approved by its Board of Directors. Beginning in March 2020 and continuing through the remainder of the year, the Company suspended all common stock repurchases except for those done exclusively in connection with its stock-based compensation programs. This action was initially taken by the Company to maintain strong capital levels given the impact and uncertainties of
COVID-19
on the economy and global markets. Due to continued economic uncertainty, the Federal Reserve Board implemented measures beginning in the third quarter of 2020 and extending through the first quarter of 2021, restricting capital distributions of all large bank holding companies, including the Company. These restrictions initially included capping common stock dividends at existing rates and restricting share repurchases, and currently limit the aggregate amount of common stock dividends and share repurchases to an amount that does not exceed the average net income of the four preceding calendar quarters. On December 22, 2020, the Company announced that it had received its results on the December 2020 Stress Test from the Federal Reserve. Based on those results, the Company announced that its Board of Directors had approved an authorization to repurchase up to $3.0 billion of its common stock beginning January 1, 2021. The Company will continue to monitor the impact of
COVID-19
and will adjust its common stock repurchases as circumstances warrant, including remaining consistent with regulatory requirements.
The following table summarizes the Company’s common stock repurchased in each of the last three years:

(Dollars and Shares in Millions)	Shares	Value
2020	31	$1,661
2019	81	4,515
2018	54	2,844

Shareholders’ equity is affected by transactions and valuations of asset and liability positions that require adjustments to accumulated other comprehensive income (loss). The reconciliation of the transactions affecting accumulated other comprehensive income (loss) included in shareholders’ equity for the years ended December 31, is as follows:

(Dollars in Millions)	Unrealized Gains (Losses) on Investment Securities Available-For-Sale	Unrealized Gains (Losses) on Investment Securities Transferred From Available-For-Sale to Held-To-Maturity	Unrealized Gains (Losses) on Derivative Hedges	Unrealized Gains (Losses) on Retirement Plans	Foreign Currency Translation	Total

2020
Balance at beginning of period	$379	$–	$(51)	$(1,636)	$(65)	$(1,373)
Changes in unrealized gains and losses	2,905	–	(194)	(401)	–	2,310
Foreign currency translation adjustment (a)	–	–	–	–	2	2
Reclassification to earnings of realized gains and losses	(177)	–	10	125	—	(42)
Applicable income taxes	(690)	–	46	70	(1)	(575)

Balance at end of period	$2,417	$–	$(189)	$(1,842)	$(64)	$322

2019
Balance at beginning of period	$(946)	$14	$112	$(1,418)	$(84)	$(2,322)
Changes in unrealized gains and losses	1,693	–	(229)	(380)	–	1,084
Unrealized gains and losses on held-to-maturity investment securities transferred to available-for-sale	150	(9)	–	–	–	141
Foreign currency translation adjustment (a)	–	–	–	–	26	26
Reclassification to earnings of realized gains and losses	(73)	(7)	11	89	–	20
Applicable income taxes	(445)	2	55	73	(7)	(322)

Balance at end of period	$379	$–	$(51)	$(1,636)	$(65)	$(1,373)

2018
Balance at beginning of period	$(357)	$17	$71	$(1,066)	$(69)	$(1,404)
Revaluation of tax related balances (b)	(77)	4	15	(229)	(13)	(300)
Changes in unrealized gains and losses	(656)	–	39	(302)	–	(919)
Foreign currency translation adjustment (a)	–	–	–	–	3	3
Reclassification to earnings of realized gains and losses	(30)	(9)	(5)	137	–	93
Applicable income taxes	174	2	(8)	42	(5)	205

Balance at end of period	$(946)	$14	$112	$(1,418)	$(84)	$(2,322)
(a)	Represents the impact of changes in foreign currency exchange rates on the Company’s investment in foreign operations and related hedges.
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

Additional detail about the impact to net income for items reclassified out of accumulated other comprehensive income (loss) and into earnings for the years ended December 31, is as follows:

	Impact to Net Income			Affected Line Item in the Consolidated Statement of Income
(Dollars in Millions)	2020	2019	2018
Unrealized gains (losses) on investment securities available-for-sale
Realized gains (losses) on sale of investment securities	$177	$73	$30	Securities gains (losses), net
	(45)	(18)	(7)	Applicable income taxes

	132	55	23	Net-of-tax
Unrealized gains (losses) on investment securities transferred from available-for-sale to held-to-maturity
Amortization of unrealized gains	–	7	9	Interest income
	–	(2)	(2)	Applicable income taxes

	–	5	7	Net-of-tax
Unrealized gains (losses) on derivative hedges
Realized gains (losses) on derivative hedges	(10)	(11)	5	Interest expense
	3	3	(2)	Applicable income taxes

	(7)	(8)	3	Net-of-tax
Unrealized gains (losses) on retirement plans
Actuarial gains (losses) and prior service cost (credit) amortization	(125)	(89)	(137)	Other noninterest expense
	32	22	35	Applicable income taxes

	(93)	(67)	(102)	Net-of-tax

Total impact to net income	$32	$(15)	$(69)

Regulatory Capital
The Company uses certain measures defined by bank regulatory agencies to assess its capital. The regulatory capital requirements effective for the Company follow Basel III, with the Company being subject to calculating its capital adequacy as a percentage of risk-weighted assets under the standardized approach.
Tier 1 capital is considered core capital and includes common shareholders’ equity adjusted for the aggregate impact of certain items included in other comprehensive income (loss) (“common equity tier 1 capital”), plus qualifying preferred stock, trust preferred securities and noncontrolling interests in consolidated subsidiaries subject to certain limitations. Total risk-based capital includes Tier 1 capital and other items such as subordinated debt and the allowance for credit losses. Capital measures are stated as a percentage of risk-weighted assets, which are measured based on their perceived credit risks and include certain off-balance
sheet exposures, such as unfunded loan
commitments, letters of credit, and derivative contracts. During 2020, the Company elected to adopt a rule issued during
2020 by its regulators which permits banking organizations who adopt accounting guidance related to the impairment of financial instruments based on the current expected credit losses methodology during 2020, the option to defer the impact of the effect of that guidance at adoption plus 25 percent of its quarterly credit reserve increases over the next two years on its regulatory capital requirements, followed by a three-year transition period to phase in the cumulative deferred impact.
The Company is also subject to leverage ratio requirements, which is defined as Tier 1 capital as a percentage of adjusted average assets under the standardized approach and Tier 1 capital as a percentage of total on-
and
off-balance
sheet leverage exposure under more risk-sensitive advanced approaches.

The following table provides a summary of the regulatory capital requirements in effect, along with the actual components and ratios for the Company and its bank subsidiary, at December 31, 2020 and 2019:

	U.S. Bancorp		U.S. Bank National Association
(Dollars in Millions)	2020	2019	2020	2019

Basel III standardized approach:
Common shareholders’ equity	$47,112	$45,869	$52,589	$48,592
Less intangible assets
Goodwill (net of deferred tax liability)	(9,014)	(8,788)	(9,034)	(8,806)
Other disallowed intangible assets	(654)	(677)	(654)	(710)
Other (a)	601	(691)	1,254	38
Total common equity tier 1 capital	38,045	35,713	44,155	39,114

Qualifying preferred stock	5,983	5,984	–	–
Noncontrolling interests eligible for tier 1 capital	451	28	451	28
Other (b)	(5)	(4)	(6)	(4)
Total tier 1 capital	44,474	41,721	44,600	39,138

Eligible portion of allowance for credit losses	4,905	4,491	4,850	4,491
Subordinated debt and noncontrolling interests eligible for tier 2 capital	3,223	3,532	3,517	3,365
Total tier 2 capital	8,128	8,023	8,367	7,856
Total risk-based capital	$52,602	$49,744	$52,967	$46,994

Risk-weighted assets	$393,648	$391,269	$387,388	$383,560

Common equity tier 1 capital as a percent of risk-weighted assets	9.7%	9.1%	11.4%	10.2%
Tier 1 capital as a percent of risk-weighted assets	11.3	10.7	11.5	10.2
Total risk-based capital as a percent of risk-weighted assets	13.4	12.7	13.7	12.3
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	8.3	8.8	8.4	8.4
Tier 1 capital as a percent of total on- and off-balance sheet leverage exposure (total leverage exposure ratio)	7.3	7.0	6.8%	6.7

	Minimum (c)	Well- Capitalized
Bank Regulatory Capital Requirements
Common equity tier 1 capital as a percent of risk-weighted assets	7.0%	6.5	% (d)
Tier 1 capital as a percent of risk-weighted assets	8.5	8.0
Total risk-based capital as a percent of risk-weighted assets	10.5	10.0
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	4.0	5.0	(d)
Tier 1 capital as a percent of total on- and off-balance sheet leverage exposure (total leverage exposure ratio)	3.0	3.0
(a)
Includes the impact of items included in other comprehensive income (loss), such as unrealized gains (losses) on available-for-sale
securities, accumulated net gains on cash flow hedges, pension liability adjustments, etc., and the portion of deferred tax assets related to net operating loss and tax credit carryforwards not eligible for common equity tier 1 capital. December 31, 2020 amounts also exclude the impact of the 2020 adoption of accounting guidance related to impairment of financial instruments based on the CECL methodology included in retained earnings.

(b)	Includes the remaining portion of deferred tax assets not eligible for total tier 1 capital.
(c)
The minimum common equity tier 1 capital, tier 1 capital and total risk-based capital ratio requirements for 2020 reflect a stress capital buffer requirement of 2.5 percent. In 2019, these minimum capital ratio requirements reflected a capital conservation buffer requirement of 2.5 percent, which has since been replaced by the stress capital buffer requirement. Banks and financial services holding companies must maintain minimum capital levels, including a stress capital buffer requirement, to avoid limitations on capital distributions and certain discretionary compensation payments.

(d)	A minimum well-capitalized threshold does not apply to U.S. Bancorp for this ratio as it is not formally defined under applicable banking regulations for bank holding companies.

Noncontrolling interests principally represent third-party investors’ interests in consolidated entities, including preferred stock of consolidated subsidiaries. During 2006, the Company’s banking subsidiary formed USB Realty Corp., a real estate investment trust, for the purpose of issuing 5,000 shares of
Fixed-to-Floating
Rate Exchangeable
Non-cumulative
Perpetual Series A Preferred Stock with a liquidation preference of $100,000 per share (“Series A Preferred Securities”) to third-party investors. Dividends on the Series A Preferred Securities, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to three-month LIBOR plus 1.147 percent. If USB Realty Corp. has not declared a dividend on the Series A Preferred Securities before the dividend payment date for any dividend period, such dividend shall not be cumulative and shall cease to accrue and be payable, and USB Realty Corp. will have no obligation to pay dividends accrued for such dividend period, whether or not dividends on the Series A Preferred Securities are declared for any future dividend period.
The Series A Preferred Securities will be redeemable, in whole or in part, at the option of USB Realty Corp. on each fifth anniversary after the dividend payment date occurring in January 2012. Any redemption will be subject to the approval of the Office of the Comptroller of the Currency. During 2016, the Company purchased 500 shares of the Series A Preferred Securities held by third-party investors. As of December 31, 2020, 4,500 shares of the Series A Preferred Securities remain outstanding.

NOTE 15	Earnings Per Share
The components of earnings per share were:

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2020	2019	2018
Net income attributable to U.S. Bancorp	$4,959	$6,914	$7,096
Preferred dividends	(304)	(302)	(282)
Impact of preferred stock call (a)	(13)	–	–
Earnings allocated to participating stock awards	(21)	(29)	(30)

Net income applicable to U.S. Bancorp common shareholders	$4,621	$6,583	$6,784

Average common shares outstanding	1,509	1,581	1,634
Net effect of the exercise and assumed purchase of stock awards	1	2	4

Average diluted common shares outstanding	1,510	1,583	1,638

Earnings per common share	$3.06	$4.16	$4.15
Diluted earnings per common share	$3.06	$4.16	$4.14
(a)
Represents stock issuance costs originally recorded in preferred stock upon issuance of the Company’s Series H Preferred Stock that were reclassified to retained earnings on the date the Company announced its intent to redeem the outstanding shares.

Options outstanding at December 31, 2020, to purchase 2 million common shares and outstanding at December 31, 2019 and 2018, to purchase 1 million common shares, were not included in the computation of diluted earnings per share for the years ended December 31, 2020, 2019 and 2018, because they were antidilutive.

NOTE 16	Employee Benefits

Employee Retirement Savings Plan
The Company has a defined contribution retirement savings plan that covers substantially all its employees. Qualified employees are allowed to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested at their direction among a variety of investment alternatives. Employee contributions are 100 percent matched by the Company, up to four percent of each employee’s eligible annual compensation. The Company’s matching contribution vests immediately and is invested in the same manner as each employee’s future contribution elections. Total expense for the Company’s matching contributions was $192 million, $179 million and $171 million in 2020, 2019 and 2018, respectively.
Pension Plans
The Company has two tax qualified noncontributory defined benefit pension plans: the U.S. Bank Pension Plan and the U.S. Bank Legacy Pension Plan. The U.S. Bank Legacy Pension Plan was established effective January 1, 2020, to receive a transfer from the U.S. Bank Pension Plan of the accrued benefits and related plan assets of participants who terminated employment prior to January 1, 2020. The two plans have substantively identical terms. The plans provide benefits to substantially all the Company’s employees. Participants receive annual cash balance pay credits based on eligible pay multiplied by a percentage determined by their age and years of service. Participants also receive an annual interest credit. Employees become vested upon completing three years of vesting service. For participants in the plans before 2010 that elected to stay under their existing formula, pension benefits are provided to eligible employees based on years of service, multiplied by a percentage of their final average pay. Additionally, as a result of past plan mergers, a portion of pension benefits may also be provided using a cash balance benefit formula where only interest credits continue to be credited to participants’ accounts.
In general, the Company’s qualified pension plans’ funding objectives include maintaining a funded status sufficient to meet participant benefit obligations over time while reducing long-term funding requirements and pension costs. The Company has an established process for evaluating the plans, their performance and significant plan assumptions, including the assumed discount rate and the long-term rate of return (“LTROR”). Although plan assumptions are established annually, the Company may update its analysis on an interim basis in order to be responsive to significant events that occur during the year, such as plan mergers and amendments. The Company’s Compensation and Human Resources Committee (the “Committee”) oversees the Company’s process of evaluating the plans, their performance and significant plan assumptions
.
The Company’s funding policy is to contribute amounts to its plans sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended by the Pension Protection Act, plus such additional amounts as the Company determines to be appropriate. The Company contributed $1.1 billion to its qualified pension plans in 2020. The Company did not contribute to its qualified pension plan in 2019. The Company does not expect to contribute to the plans in 2021. Any contributions made to the qualified plans are invested in accordance with established investment policies and asset allocation strategies.
In addition to the funded qualified pension plans, the Company maintains a non-qualified
plan that is unfunded and provides benefits to certain employees. The assumptions used in computing the accumulated benefit obligation, the projected benefit obligation and net pension expense are substantially consistent with those assumptions used for the funded qualified plans. In 2021, the Company expects to contribute approximately $27 million to its non-qualified
pension plan which equals the 2021 expected benefit payments.
Postretirement Welfare Plan
In addition to providing pension benefits, the Company provides health care and death benefits to certain former employees who retired prior to January 1, 2014.
Employees retiring after December 31, 2013, are not eligible for retiree health care benefits. Prior to December 31, 2020, the postretirement welfare plan operated as a voluntary employees’ beneficiary association (“VEBA”) plan. Effective December 31, 2020, the VEBA trust was dissolved and the postretirement welfare plan now operates as an unfunded plan. In 2021, the Company expects to contribute approximately $5 million to its postretirement welfare plan which equals the 2021 expected benefit payments net of participant contributions.
The following table summarizes the changes in benefit obligations and plan assets for the years ended December 31, and the funded status and amounts recognized in the Consolidated Balance Sheet at December 31 for the retirement plans:

	Pension Plans		Postretirement Welfare Plan
(Dollars in Millions)	2020	2019	2020	2019

Change In Projected Benefit Obligation (a)
Benefit obligation at beginning of measurement period	$6,829	$5,507	$47	$54
Service cost	235	192	–	–
Interest cost	235	249	1	2
Participants’ contributions	–	–	6	7
Plan amendments	(18)	–	–	–
Actuarial loss (gain)	754	1,100	(4)	(4)
Lump sum settlements	(55)	(56)	–	–
Benefit payments	(175)	(163)	(13)	(13)
Federal subsidy on benefits paid	–	–	1	1
Benefit obligation at end of measurement period (b)	$7,805	$6,829	$38	$47
Change In Fair Value Of Plan Assets
Fair value at beginning of measurement period	$5,838	$4,936	$84	$81
Actual return on plan assets	737	1,095	1	6
Employer contributions	1,153	26	5	4
Participants’ contributions	–	–	6	6
Lump sum settlements	(55)	(56)	–	–
Benefit payments	(175)	(163)	(13)	(13)
Other changes (c)	–	–	(83)	–
Fair value at end of measurement period	$7,498	$5,838	$–	$84
Funded (Unfunded) Status	$(307)	$(991)	$(38)	$37
Components Of The Consolidated Balance Sheet
Noncurrent benefit asset	$369	$–	$–	$37
Current benefit liability	(27)	(25)	(5)	–
Noncurrent benefit liability	(649)	(966)	(33)	–
Recognized amount	$(307)	$(991)	$(38)	$37
Accumulated Other Comprehensive Income (Loss), Pretax
Net actuarial gain (loss)	$(2,557)	$(2,271)	$63	$68
Net prior service credit (cost)	18	–	11	14
Recognized amount	$(2,539)	$(2,271)	$74	$82
(a)	The increases in the projected benefit obligation for 2020 and 2019 were primarily due to decreases in the discount rate.
(b)	At December 31, 2020 and 2019, the accumulated benefit obligation for all pension plans was $7.1 billion and $6.2 billion, respectively.
(c)
The fair value of postretirement welfare plan assets decreased in 2020 due to the dissolution of the VEBA trust. Prior to dissolution, the remaining assets in the VEBA trust were used to pay benefits under other programs of the Company’s health and welfare plan, as permitted by the VEBA trust agreement. The postreirement welfare plan now operates as an unfunded plan.

The following table provides information for pension plans with benefit obligations in excess of plan assets at December 31:

(Dollars in Millions)	2020	2019
Pension Plans with Projected Benefit Obligations in Excess of Plan Assets
Projected benefit obligation	$676	$6,829
Fair value of plan assets	–	5,838
Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets
Accumulated benefit obligation	$628	$553
Fair value of plan assets	–	–

The following table sets forth the components of net periodic benefit cost and other amounts recognized in accumulated other comprehensive income (loss) for the years ended December 31 for the retirement plans:

	Pension Plans			Postretirement Welfare Plan
(Dollars in Millions)	2020	2019	2018	2020	2019	2018

Components Of Net Periodic Benefit Cost
Service cost	$235	$192	$208	$–	$–	$–
Interest cost	235	249	224	1	2	2
Expected return on plan assets	(403)	(383)	(379)	(3)	(3)	(3)
Prior service cost (credit) and transition obligation (asset) amortization	–	–	–	(3)	(3)	(3)
Actuarial loss (gain) amortization	134	98	146	(6)	(6)	(6)
Net periodic benefit cost	$201	$156	$199	$(11)	$(10)	$(10)
Other Changes In Plan Assets And Benefit Obligations
Recognized In Other Comprehensive Income (Loss)
Net actuarial gain (loss) arising during the year	$(420)	$(388)	$(305)	$1	$7	$3
Net actuarial loss (gain) amortized during the year	134	98	146	(6)	(6)	(6)
Net prior service (cost) credit and transition (obligation) asset arising during the year	18	–	–	–	–	–
Net prior service cost (credit) and transition obligation (asset) amortized during the year	–	–	–	(3)	(3)	(3)
Total recognized in other comprehensive income (loss)	$(268)	$(290)	$(159)	$(8)	$(2)	$(6)
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$(469)	$(446)	$(358)	$3	$8	$4
The following table sets forth weighted average assumptions used to determine the projected benefit obligations at December 31:

	Pension Plans		Postretirement Welfare Plan
(Dollars in Millions)	2020	2019	2020	2019
Discount rate (a)	2.75%	3.40%	1.82%	2.80%
Cash balance interest crediting rate	3.00	3.00	*	*
Rate of compensation increase (b)	3.56	3.56	*	*
Health care cost trend rate (c)
Prior to age 65			6.00%	6.25%
After age 65			6.00%	6.25%
(a)
The discount rates were developed using a cash flow matching bond model with a modified duration for the qualified pension plan, legacy pension plan, non-qualified
pension plan and postretirement welfare plan of 18.6, 12.9, 12.5 and 6.1 years, respectively, for 2020, and for the qualified pension plan, non-qualified
pension plan and postretirement welfare plan of 15.8, 12.3 and 6.1 years, respectively, for 2019.

(b)	Determined on an active liability-weighted basis.
(c)	The 2020 and 2019 pre-65 and post-65 rates are both assumed to decrease gradually to 5.00 percent by 2025 and remain at this level thereafter.
*	Not applicable
The following table sets forth weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

	Pension Plans			Postretirement Welfare Plan
(Dollars in Millions)	2020	2019	2018	2020	2019	2018
Discount rate (a)	3.40%	4.45%	3.84%	2.80%	4.05%	3.34%
Cash balance interest crediting rate	3.00	3.00	3.00	*	*	*
Expected return on plan assets (b)	7.25	7.25	7.25	3.50	3.50	3.50
Rate of compensation increase (c)	3.56	3.52	3.56	*	*	*
Health care cost trend rate (d)
Prior to age 65				6.25%	6.50%	6.75%
After age 65				6.25	10.00	6.75
(a)
The discount rates were developed using a cash flow matching bond model with a modified duration for the qualified pension plan, non-qualified
pension plan and postretirement welfare plan of 15.8, 12.3, and 6.1 years, respectively, for 2020, and 14.7, 11.5 and 5.9 years, respectively, for 2019.

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

(c)	Determined on an active liability weighted basis.
(d)	The 2020, 2019 and 2018 pre-65 and post-65 rates are both assumed to decrease gradually to 5.00 percent by 2025 and remain at that level thereafter.
*	Not applicable

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
At December 31, 2020 and 2019, plan assets included an asset management arrangement with
a
related party totaling $1.0 billion and $57 million, respectively.
In accordance with authoritative accounting guidance, the Company groups plan assets into a three-level hierarchy for valuation techniques used to measure their fair value based on whether the valuation inputs are observable or unobservable. Refer to Note 21 for further discussion on these levels.
The assets of the qualified pension plans include investments in equity and U.S. Treasury securities whose fair values are determined based on quoted prices in active markets and are classified within Level 1 of the fair value hierarchy. The qualified pension plans also invest in U.S. agency, corporate and municipal debt securities, which are all valued based on observable market prices or data by third party pricing services, and mutual funds which are valued based on quoted net asset values provided by the trustee of the fund; these assets are classified as Level 2. Additionally, the qualified pension plans invest in certain assets that are valued based on net asset values as a practical expedient, including investments in collective investment funds, hedge funds, and private equity funds; the net asset values are provided by the fund trustee or administrator and are not classified in the fair value hierarchy.

The following table summarizes plan investment assets measured at fair value at December 31:

	Qualified Pension Plan s									Postretirement Welfare Plan
	2020					2019				2020	2019
(Dollars in Millions)	Level 1		Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 1
Cash and cash equivalents	$975	(a)	$–	$–	$975	$58	$–	$–	$58	$–	$40
Debt securities	894		1,224	–	2,118	727	1,073	–	1,800	–	–
Mutual funds
Debt securities	–		371	–	371	–	304	–	304	–	–
Emerging markets equity securities	–		174	–	174	–	136	–	136	–	–
Other	–		–	6	6	–	–	3	3	–	–
	$1,869		$1,769	$6	3,644	$785	$1,513	$3	2,301	–	40
Plan investment assets not classified in fair value hierarchy (b) :
Collective investment funds
Domestic equity securities					1,515				1,328	–	27
Mid-small cap equity securities (c)					431				323	–	–
International equity securities					718				752	–	17
Domestic real estate securities					520				547	–	–
Hedge funds (d)					251				283	–	–
Private equity funds (e)					419				304	–	–
Total plan investment assets at fair value					$7,498				$5,838	$–	$84
(a)	Includes an employer contribution made in late 2020, which was invested consistently with the plan’s target asset allocation subsequent to December 31, 2020.
(b)	These investments are valued based on net asset value per share as a practical expedient; fair values are provided to reconcile to total investment assets of the plans at fair value.
(c)	At December 31, 2020 and 2019, securities included $431 million and $323 million in domestic equities, respectively.
(d)	This category consists of several investment strategies diversified across several hedge fund managers.
(e)	This category consists of several investment strategies diversified across several private equity fund managers.

The following table summarizes the changes in fair value for qualified pension plans investment assets measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31:

	2020	2019	2018
(Dollars in Millions)	Other	Other	Other
Balance at beginning of period	$3	$3	$2
Unrealized gains (losses) relating to assets still held at end of year	3	–	–
Purchases, sales, and settlements, net	–	–	1
Balance at end of period	$6	$3	$3
The following benefit payments are expected to be paid from the retirement plans for the years ended December 31:

(Dollars in Millions)	Pension Plans	Postretirement Welfare Plan (a)
2021	$250	$5
2022	266	4
2023	292	4
2024	312	4
2025	362	3
2026-2030	1,880	12
(a)	Net of expected retiree contributions and before Medicare Part D subsidy.

NOTE 17	Stock-Based Compensation
As part of its employee and director compensation programs, the Company currently may grant certain stock awards under the provisions of its stock incentive plan. The plan provides for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant. Option grants are generally exercisable up to ten years from the date of grant. In addition, the plan provides for grants of shares of common stock or stock units that are subject to restriction on transfer prior to vesting. Most stock and unit awards vest over three to five years and are subject to forfeiture if certain vesting requirements are not met. Stock incentive plans of acquired companies are generally terminated at the merger closing dates. Participants under such plans receive the Company’s common stock, or options to buy the Company’s common stock, based on the conversion terms of the various merger agreements. At December 31, 2020, there were 28 million shares (subject to adjustment for forfeitures) available for grant under the Company’s stock incentive plan.

Stock
Option
Awards
The following is a summary of stock options outstanding and exercised under prior and existing stock incentive plans of the Company:

Year Ended December 31	Stock Options/Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)

2020
Number outstanding at beginning of period	5,718,256	$39.25
Exercised	(513,293)	27.48
Cancelled (a)	(24,572)	45.08

Number outstanding at end of period (b)	5,180,391	$40.38	3.7	$32
Exercisable at end of period	4,942,077	$39.68	3.6	$34

2019
Number outstanding at beginning of period	9,115,010	$34.52
Exercised	(3,333,467)	26.36
Cancelled (a)	(63,287)	36.74

Number outstanding at end of period (b)	5,718,256	$39.25	4.4	$115
Exercisable at end of period	4,869,805	$37.67	4.0	$105

2018
Number outstanding at beginning of period	12,668,467	$32.15
Exercised	(3,443,494)	25.41
Cancelled (a)	(109,963)	46.72

Number outstanding at end of period (b)	9,115,010	$34.52	4.3	$102
Exercisable at end of period	7,372,036	$31.61	3.5	$104
Note:	The Company did not grant any stock option awards during 2020, 2019 and 2018.
(a)	Options cancelled include both non-vested (i.e., forfeitures) and vested options (i.e., expirations).
(b)	Outstanding options include stock-based awards that may be forfeited in future periods. The impact of the estimated forfeitures is reflected in compensation expense.

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

The following summarizes certain stock option activity of the Company:

Year Ended December 31 (Dollars in Millions)	2020	2019	2018
Fair value of options vested	$7	$10	$14
Intrinsic value of options exercised	11	95	97
Cash received from options exercised	14	88	87
Tax benefit realized from options exercised	3	24	24

To satisfy option exercises, the Company predominantly uses treasury stock.
Additional information regarding stock options outstanding as of December 31, 2020, is as follows:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Shares	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
$23.36—$25.00	1,248	.3	$24.84	1,248	$24.84
$25.01—$30.00	1,047,197	.8	28.65	1,047,197	28.65
$30.01—$35.00	527,422	2.1	33.98	527,422	33.98
$35.01—$40.00	1,227,889	5.1	39.49	1,227,889	39.49
$40.01—$45.00	1,424,608	3.6	42.42	1,424,608	42.42
$45.01—$50.00	–	–	–	–	–
$50.01—$55.01	952,027	6.1	54.97	713,713	54.97
	5,180,391	3.7	$40.38	4,942,077	$39.68
Restricted Stock and Unit
Awards
A summary of the status of the Company’s restricted shares of stock and unit awards is presented below:

	2020		2019		2018
Year Ended December 31	Shares	Weighted- Average Grant- Date Fair Value	Shares	Weighted- Average Grant- Date Fair Value	Shares	Weighted- Average Grant- Date Fair Value
Outstanding at beginning of period	6,606,833	$48.99	6,719,298	$48.17	7,446,955	$44.49
Granted	3,552,923	53.90	3,519,474	50.45	3,213,023	55.03
Vested	(3,534,770)	49.28	(3,270,778)	48.69	(3,373,323)	46.42
Cancelled	(281,673)	53.51	(361,161)	50.55	(567,357)	49.07
Outstanding at end of period	6,343,313	$51.38	6,606,833	$48.99	6,719,298	$48.17

The total fair value of shares vested was $182 million, $175 million and $182 million for the years ended December 31, 2020, 2019 and 2018, respectively. Stock-based compensation expense was $189 million, $178 million and $174 million for the years ended December 31, 2020, 2019 and 2018, respectively. On an after-tax basis, stock-based compensation was $142 million, $133 million and $130 million for the years ended
December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, there was $128 million of total unrecognized compensation cost related to nonvested share-based arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 1.7 years as compensation expense.

NOTE 18	Income Taxes
The components of income tax expense were:

Year Ended December 31 (Dollars in Millions)	2020	2019	2018

Federal
Current	$1,146	$1,162	$1,287
Deferred	(291)	166	(148)

Federal income tax	855	1,328	1,139

State
Current	355	379	395
Deferred	(144)	(59)	20

State income tax	211	320	415

Total income tax provision	$1,066	$1,648	$1,554
A reconciliation of expected income tax expense at the federal statutory rate of 21 percent to the Company’s applicable income tax expense follows:

Year Ended December 31 (Dollars in Millions)	2020	2019	2018
Tax at statutory rate	$1,271	$1,805	$1,822
State income tax, at statutory rates, net of federal tax benefit	240	355	352
Tax effect of
Tax credits and benefits, net of related expenses	(370)	(424)	(513)
Tax-exempt income	(117)	(120)	(130)
Nondeductible legal and regulatory expenses	29	23	52
Other items (a)	13	9	(29)

Applicable income taxes	$1,066	$1,648	$1,554
(a)	Includes excess tax benefits associated with stock-based compensation and adjustments related to deferred tax assets and liabilities.

The tax effects of fair value adjustments on securities
available-for-sale,
derivative instruments in cash flow hedges, foreign currency translation adjustments, and pension and post-retirement plans are recorded directly to shareholders’ equity as part of other comprehensive income (loss).
In preparing its tax returns, the Company is required to interpret complex tax laws and regulations and utilize income and cost allocation methods to determine its taxable income. On an ongoing basis, the Company is subject to examinations by federal, state, local and foreign taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed and matters are resolved. Federal tax examinations for all years ending through December 31, 2014 are completed and resolved.
The Company’s tax returns for the years ended December 31, 2015, 2016, 2017 and 2018 are under examination by the Internal Revenue Service. The years open to examination by foreign, state and local government authorities vary by jurisdiction.

A reconciliation of the changes in the federal, state and foreign uncertain tax position balances are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2020	2019	2018
Balance at beginning of period	$432	$335	$287
Additions for tax positions taken in prior years	62	168	93
Additions for tax positions taken in the current year	6	6	10
Exam resolutions	(8)	(62)	(51)
Statute expirations	(18)	(15)	(4)

Balance at end of period	$474	$432	$335

The total amount of uncertain tax positions that, if recognized, would impact the effective income tax rate as of December 31, 2020, 2019 and 2018, were $280 million, $274 million and $273 million, respectively. The Company classifies interest and penalties related to uncertain tax positions as a component of income tax expense. At December 31, 2020, the Company’s uncertain tax position balance included $40 million of accrued interest and penalties. During the years ended December 31, 2020, 2019 and 2018 the Company recorded approximately $5 million, $7 million and $(25) million, respectively, in interest and penalties on uncertain tax positions.
Deferred income tax assets and liabilities reflect the tax effect of estimated temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The significant components of the Company’s net deferred tax asset (liability) follows:

At December 31 (Dollars in Millions)	2020	2019

Deferred Tax Assets
Federal, state and foreign net operating loss and credit carryforwards	$2,495	$2,592
Allowance for credit losses	2,042	1,155
Accrued expenses	554	485
Obligation for operating leases	293	328
Pension and postretirement benefits	108	193
Stock compensation	84	78
Partnerships and other investment assets	9	91
Fixed assets	–	2
Other deferred tax assets, net	383	257

Gross deferred tax assets	5,968	5,181

Deferred Tax Liabilities
Leasing activities	(2,511)	(2,700)
Goodwill and other intangible assets	(802)	(763)
Securities available-for-sale and financial instruments	(755)	(111)
Mortgage servicing rights	(408)	(546)
Right of use operating leases	(249)	(282)
Fixed assets	(226)	–
Loans	(112)	(139)
Other deferred tax liabilities, net	(145)	(131)

Gross deferred tax liabilities	(5,208)	(4,672)
Valuation allowance	(163)	(127)

Net Deferred Tax Asset	$597	$382

The Company has approximately $2.3 billion of federal, state and foreign net operating loss carryforwards which expire at various times beginning in 2021. A substantial portion of these carryforwards relate to state-only net operating losses, for which the related deferred tax asset is subject to a full valuation allowance as the carryforwards are not expected to be realized within the carryforward period. Management has determined it is more likely than not the other net deferred tax assets could be realized through carry back to taxable income in prior years, future reversals of existing taxable temporary differences and future taxable income.
In addition, the Company has $2.3 billion of federal credit carryforwards which expire at various times through 2040 which are not subject to a valuation allowance as management believes that it is more likely than not that the credits will be utilized within the carryforward period.

At December 31, 2020, retained earnings included approximately $102 million of base year reserves of acquired thrift institutions, for which no deferred federal income tax liability has been recognized. These base year reserves would be recaptured if certain subsidiaries of the Company cease to qualify as a bank for federal income tax purposes. The base year reserves also remain subject to income tax penalty provisions that, in general, require recapture upon certain stock redemptions of, and excess distributions to, stockholders.

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
Fair Value Hedges
These derivatives are interest rate swaps the Company uses to hedge the change in fair value related to interest rate changes of its underlying available-for-sale
investment securities and fixed-rate debt. Changes in the fair value of derivatives designated as fair value hedges, and changes in the fair value of the hedged items, are recorded in earnings.
Cash Flow Hedges
These derivatives are interest rate swaps the Company uses to hedge the forecasted cash flows from its underlying variable-rate debt. Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income (loss) until the cash flows of the hedged items are realized. If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in other comprehensive income (loss) is reported in earnings immediately, unless the forecasted transaction is at least reasonably possible of occurring, whereby the amounts remain within other comprehensive income (loss). At December 31, 2020, the Company had $189 million
(net-of-tax)
of realized and unrealized losses on derivatives classified as cash flow hedges recorded in other comprehensive income (loss), compared with $51 million
(net-of-tax)
of realized and unrealized losses at December 31, 2019. The estimated amount to be reclassified from other comprehensive income (loss) into earnings during the next 12 months is a loss of $41 million
(net-of-tax).
All cash flow hedges were highly effective for the year ended December 31, 2020.
Net Investment Hedges
 The Company uses forward commitments to sell specified amounts of certain foreign currencies, and non-derivative
debt instruments, to hedge the volatility of its net investment in foreign operations driven by fluctuations in foreign currency exchange rates. The carrying amount of non-derivative
debt instruments designated as net investment hedges was $1.4 billion at December 31, 2020, compared with $1.3 billion December 31, 2019.
Other Derivative Positions
 The Company enters into free-standing derivatives to mitigate interest rate risk and for other risk management purposes. These derivatives include forward commitments to sell to-be-announced
securities (“TBAs”) and other commitments to sell residential mortgage loans, which are used to economically hedge the interest rate risk related to MLHFS and unfunded mortgage loan commitments. The Company also enters into interest rate swaps, swaptions, forward commitments to buy TBAs, U.S. Treasury and Eurodollar futures and options on U.S. Treasury futures to economically hedge the change in the fair value of the Company’s MSRs. The Company also enters into foreign currency forwards to economically hedge remeasurement gains and losses the Company recognizes on foreign currency denominated assets and liabilities. In addition, the Company acts as a seller and buyer of interest rate derivatives and foreign exchange contracts for its customers. The Company mitigates the market and liquidity risk associated with these customer derivatives by entering into similar offsetting positions with broker-dealers, or on a portfolio basis by entering into other derivative or non-derivative
financial instruments that partially or fully offset the exposure to earnings from these customer-related positions. The Company’s customer derivatives and related hedges are monitored and reviewed by the Company’s Market Risk Committee, which establishes policies for market risk management, including exposure limits for each portfolio. The Company also has derivative contracts that are created through its operations, including certain unfunded mortgage loan commitments and swap agreements related to the sale of a portion of its Class B common and preferred shares of Visa Inc. Refer to Note 21 for further information on these swap agreements.

The following table summarizes the asset and liability management derivative positions of the Company:

	Asset Derivatives			Liability Derivatives
(Dollars in Millions)	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years

December 31, 2020
Fair value hedges
Interest rate contracts
Receive fixed/pay floating swaps	$8,500	$–	1.86	$–	$–	–
Cash flow hedges
Interest rate contracts
Pay fixed/receive floating swaps	–	–	–	3,250	–	4.59
Net investment hedges
Foreign exchange forward contracts	479	–	.06	336	3	.06
Other economic hedges
Interest rate contracts
Futures and forwards
Buy	16,431	73	.50	1,925	5	.07
Sell	10,440	48	.04	28,976	157	.07
Options
Purchased	11,610	121	4.11	–	–	–
Written	5,073	202	.13	7,770	198	2.53
Receive fixed/pay floating swaps	11,064	–	7.31	907	–	23.43
Pay fixed/receive floating swaps	78	–	13.68	8,538	–	5.67
Foreign exchange forward contracts	292	1	.04	341	2	.05
Equity contracts	127	3	.39	45	–	.46
Other (a)	47	1	.11	1,832	183	2.44
Total	$64,141	$449		$53,920	$548

December 31, 2019
Fair value hedges
Interest rate contracts
Receive fixed/pay floating swaps	$18,300	$–	3.89	$4,900	$–	3.49
Cash flow hedges
Interest rate contracts
Pay fixed/receive floating swaps	1,532	–	6.06	7,150	10	2.11
Net investment hedges
Foreign exchange forward contracts	–	–	–	287	3	.04
Other economic hedges
Interest rate contracts
Futures and forwards
Buy	5,409	17	.08	5,477	11	.07
Sell	16,333	13	.81	8,113	25	.03
Options
Purchased	10,180	79	2.97	–	–	–
Written	1,270	30	.08	4,238	81	2.07
Receive fixed/pay floating swaps	4,408	–	5.99	5,316	–	13.04
Pay fixed/receive floating swaps	1,259	–	5.67	4,497	–	6.03
Foreign exchange forward contracts	113	1	.05	467	6	.04
Equity contracts	128	2	.45	20	–	1.06
Other (a)	34	–	.01	1,823	165	2.45
Total	$58,966	$142		$42,288	$301
(a)
Includes derivative liability swap agreements related to the sale of a portion of the Company’s Class B common and preferred shares of Visa Inc. The Visa swap agreements had a total notional value, fair value and weighted-average remaining maturity of $1.8 billion, $182 million and 2.50 years at December 31, 2020, respectively, compared to $1.8 billion, $165 million and 2.50 years at December 31, 2019, respectively. In addition, includes short-term underwriting purchase and sale commitments with total asset and liability notional values of $47 million at December 31, 2020, and $34 million at December 31, 2019.

The following table summarizes the customer-related derivative positions of the Company:

	Asset Derivatives			Liability Derivatives
(Dollars in Millions)	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years	Notional Value	Fair Value	Weighted-Average Remaining Maturity In Years

December 31, 2020
Interest rate contracts
Receive fixed/pay floating swaps	$144,859	$3,782	4.93	$12,027	$99	8.72
Pay fixed/receive floating swaps	15,048	2	8.43	134,963	1,239	4.71
Other (a)	9,921	6	3.75	6,387	3	4.22
Options
Purchased	72,655	111	1.40	1,454	46	2.96
Written	1,736	46	2.76	68,205	81	1.25
Futures
Buy	1,851	–	1.22	924	–	.05
Sell	–	–	–	4,090	–	.72
Foreign exchange rate contracts
Forwards, spots and swaps	44,845	1,590	.96	45,992	1,565	1.13
Options
Purchased	519	14	.90	–	–	–
Written	–	–	–	519	14	.90
Credit contracts	2,876	1	2.75	7,479	7	3.81
Total	$294,310	$5,552		$282,040	$3,054

December 31, 2019
Interest rate contracts
Receive fixed/pay floating swaps	$108,560	$1,865	4.83	$31,544	$88	3.83
Pay fixed/receive floating swaps	28,150	30	3.83	101,078	753	4.55
Other (a)	6,895	1	3.45	6,218	2	2.98
Options
Purchased	46,406	43	2.06	12,804	47	1.25
Written	6,901	49	1.93	49,741	41	1.82
Futures
Buy	894	–	.21	–	–	–
Sell	3,874	1	1.18	1,995	–	1.04
Foreign exchange rate contracts
Forwards, spots and swaps	36,350	748	.97	36,671	729	1.07
Options
Purchased	1,354	17	.54	–	–	–
Written	–	–	–	1,354	17	.54
Credit contracts	2,879	1	3.28	7,488	5	4.33
Total	$242,263	$2,755		$248,893	$1,682
(a)	Primarily represents floating rate interest rate swaps that pay based on differentials between specified interest rate indexes.

The table below shows the effective portion of the gains (losses) recognized in other comprehensive income (loss) and the gains (losses) reclassified from other comprehensive income (loss) into earnings
(net-of-tax)
for the years ended December 31:

	Gains (Losses) Recognized in Other Comprehensive Income (Loss)			Gains (Losses) Reclassified from Other Comprehensive Income (Loss) into Earnings
(Dollars in Millions)	2020	2019	2018	2020	2019	2018

Asset and Liability Management Positions
Cash flow hedges
Interest rate contracts	$(145)	$(171)	$29	$(7)	$(8)	$3
Net investment hedges
Foreign exchange forward contracts	(21)	3	39	–	–	–
Non-derivative debt instruments	(90)	13	32	–	–	–
Note: The Company does not exclude components from effectiveness testing for cash flow and net investment hedges.
The table below shows the effect of fair value and cash flow hedge accounting on the Consolidated Statement of Income for the years ended December 31:

	Interest Income			Interest Expense
(Dollars in Millions)	2020	2019	2018	2020	2019	2018
Total amount of income and expense line items presented in the Consolidated Statement of Income in which the effects of fair value or cash flow hedges are recorded	$14,840	$17,494	$16,173	$2,015	$4,442	$3,254

Asset and Liability Management Positions
Fair value hedges
Interest rate contract derivatives	1	–	–	(134)	(44)	5
Hedged items	(1)	–	–	134	44	(5)
Cash Flow hedges
Interest rate contract derivatives	–	–	–	10	11	(5)
Note: The Company does not exclude components from effectiveness testing for fair value and cash flow hedges. The Company reclassified losses of $41 million into earnings during the year ended December 31, 2020, as a result of the discontinuance of cash flow hedges. The Company did not reclassify gains or losses into earnings as a result of the discontinuance of cash flow hedges during the years ended December 31, 2019 and 2018.

The table below shows cumulative hedging adjustments and the carrying amount of assets and liabilities designated in fair value hedges:

	Carrying Amount of the Hedged Assets and Liabilities		Cumulative Hedging Adjustment (a)
At December 31 (Dollars in Millions)	2020	2019	2020	2019
Line Item in the Consolidated Balance Sheet

Available-for-sale investment securities	$99	$–	$(1)	$–
Long-term debt	8,567	23,195	903	35
(a)	The cumulative hedging adjustment related to discontinued hedging relationships was $726 million and $(7) million at December 31, 2020 and 2019, respectively.

The table below shows the gains (losses) recognized in earnings for other economic hedges and the customer-related positions for the years ended December 31:

(Dollars in Millions)	Location of Gains (Losses) Recognized in Earnings	2020	2019	2018

Asset and Liability Management Positions
Other economic hedges
Interest rate contracts
Futures and forwards	Mortgage banking revenue/ other noninterest income	$82	$34	$110
Purchased and written options	Mortgage banking revenue	1,527	432	188
Swaps	Mortgage banking revenue	598	316	(111)
Foreign exchange forward contracts	Other noninterest income	3	(24)	39
Equity contracts	Compensation expense	3	–	(4)
Other	Other noninterest income	(70)	(140)	2

Customer-Related Positions
Interest rate contracts
Swaps	Commercial products revenue	135	82	47
Purchased and written options	Commercial products revenue	(8)	10	2
Futures	Commercial products revenue	(18)	(5)	9
Foreign exchange rate contracts
Forwards, spots and swaps	Commercial products revenue	78	82	84
Purchased and written options	Commercial products revenue	1	1	–
Credit contracts	Commercial products revenue	(32)	(18)	2

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
The Company’s collateral arrangements are predominately bilateral and, therefore, contain provisions that require collateralization of the Company’s net liability derivative positions. Required collateral coverage is based on net liability thresholds and may be contingent upon the Company’s credit rating from two of the nationally recognized statistical rating organizations. If the Company’s credit rating were to fall below credit ratings thresholds established in the collateral arrangements, the counterparties to the derivatives could request immediate additional collateral coverage up to and including full collateral coverage for derivatives in a net liability position. The aggregate fair value of all derivatives under collateral arrangements that were in a net liability position at December 31, 2020, was $1.5 billion. At December 31, 2020, the Company had $1.3 billion of cash posted as collateral against this net liability position.

NOTE 20	Netting Arrangements for Certain Financial Instruments and Securities Financing
Activities

The Company’s derivative portfolio consists of bilateral over-the-counter trades, certain interest rate derivatives and credit contracts required to be centrally cleared through clearinghouses per current regulations, and exchange-traded positions which may include U.S. Treasury and Eurodollar futures or options on U.S. Treasury futures. Of the Company’s $694.4 billion total notional amount of derivative positions at December 31, 2020, $362.8 billion related to bilateral over-the-counter trades, $315.5 billion related to those centrally cleared through clearinghouses and $16.1 billion related to those that were exchange-traded. The Company’s derivative contracts typically include offsetting rights (referred to as netting arrangements), and depending on expected volume, credit risk, and counterparty preference, collateral maintenance may be required. For all derivatives under collateral support arrangements, fair value is determined daily and, depending on the collateral maintenance requirements, the Company and a counterparty may receive or deliver collateral, based upon the net fair value of all derivative positions between the Company and the counterparty. Collateral is typically cash, but securities may be allowed under collateral arrangements with certain counterparties. Receivables and payables related to cash collateral are included in other assets and other liabilities on the Consolidated Balance Sheet, along with the related derivative asset and liability fair values. Any securities pledged to counterparties as collateral remain on the Consolidated Balance Sheet. Securities received from counterparties as collateral are not recognized on the Consolidated Balance Sheet, unless the counterparty defaults. In general, securities used as collateral can be sold, repledged or otherwise used by the party in possession. No restrictions exist on the use of cash collateral by either party. Refer to Note 19 for further discussion of the Company’s derivatives, including collateral arrangements.
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

The following table summarizes the maturities by category of collateral pledged for repurchase agreements and securities loaned transactions
:

(Dollars in Millions)	Overnight and Continuous	Less Than 30 Days	30-89 Days	Greater Than 90 Days	Total

December 31, 2020
Repurchase agreements
U.S. Treasury and agencies	$472	$–	$–	$–	$472
Residential agency mortgage-backed securities	398	–	–	–	398
Corporate debt securities	560	–	–	–	560

Total repurchase agreements	1,430	–	–	–	1,430
Securities loaned
Corporate debt securities	218	–	–	–	218

Total securities loaned	218	–	–	–	218

Gross amount of recognized liabilities	$1,648	$–	$–	$–	$1,648

December 31, 2019
Repurchase agreements
U.S. Treasury and agencies	$289	$–	$–	$–	$289
Residential agency mortgage-backed securities	266	–	–	–	266
Corporate debt securities	610	–	–	–	610

Total repurchase agreements	1,165	–	–	–	1,165
Securities loaned
Corporate debt securities	50	–	–	–	50

Total securities loaned	50	–	–	–	50

Gross amount of recognized liabilities	$1,215	$–	$–	$–	$1,215

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

(Dollars in Millions)	Gross Recognized Assets	Gross Amounts Offset on the Consolidated Balance Sheet (a)	Net Amounts Presented on the Consolidated Balance Sheet	Gross Amounts Not Offset on the Consolidated Balance Sheet		Net Amount
				Financial Instruments (b)	Collateral Received (c)

December 31, 2020
Derivative assets (d)	$5,744	$(1,874)	$3,870	$(109)	$(287)	$3,474
Reverse repurchase agreements	377	–	377	(262)	(115)	–
Securities borrowed	1,716	–	1,716	–	(1,670)	46

Total	$7,837	$(1,874)	$5,963	$(371)	$(2,072)	$3,520

December 31, 2019
Derivative assets (d)	$2,857	$(982)	$1,875	$(80)	$(116)	$1,679
Reverse repurchase agreements	1,021	–	1,021	(152)	(869)	–
Securities borrowed	1,624	–	1,624	–	(1,569)	55

Total	$5,502	$(982)	$4,520	$(232)	$(2,554)	$1,734
(a)	Includes $898 million and $429 million of cash collateral related payables that were netted against derivative assets at December 31, 2020 and 2019, respectively.
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

(c)	Includes the fair value of securities received by the Company from the counterparty. These securities are not included on the Consolidated Balance Sheet unless the counterparty defaults.
(d)	Excludes $257 million and $40 million at December 31, 2020 and 2019, respectively, of derivative assets not subject to netting arrangements.

	Gross Recognized Liabilities	Gross Amounts Offset on the Consolidated Balance Sheet (a)	Net Amounts Presented on the Consolidated Balance Sheet	Gross Amounts Not Offset on the Consolidated Balance Sheet
(Dollars in Millions)				Financial Instruments (b)	Collateral Pledged (c)	Net Amount

December 31, 2020
Derivative liabilities (d)	$3,419	$(2,312)	$1,107	$(109)	$–	$998
Repurchase agreements	1,430	–	1,430	(262)	(1,168)	–
Securities loaned	218	–	218	–	(215)	3

Total	$5,067	$(2,312)	$2,755	$(371)	$(1,383)	$1,001

December 31, 2019
Derivative liabilities (d)	$1,816	$(1,067)	$749	$(80)	$–	$669
Repurchase agreements	1,165	–	1,165	(152)	(1,012)	1
Securities loaned	50	–	50	–	(49)	1

Total	$3,031	$(1,067)	$1,964	$(232)	$(1,061)	$671

(a)	Includes $1.3 billion and $514 million of cash collateral related receivables that were netted against derivative liabilities at December 31, 2020 and 2019, respectively.
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

(c)	Includes the fair value of securities pledged by the Company to the counterparty. These securities are included on the Consolidated Balance Sheet unless the Company defaults.
(d)	Excludes $183 million and $167 million at December 31, 2020 and 2019, respectively, of derivative liabilities not subject to netting arrangements.

NOTE 21	Fair Values of Assets and Liabilities
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
Valuation Methodologies
The valuation methodologies used by the Company to measure financial assets and liabilities at fair value are described below. In addition, the following section includes an indication of the level of the fair value hierarchy in which the assets or liabilities are classified. Where appropriate, the descriptions include information about the valuation models and key inputs to those models. During the years ended December 31, 2020, 2019 and 2018, there were no significant changes to the valuation techniques used by the Company to measure fair value.
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
Mortgage Loans Held For Sale
 MLHFS measured at fair value, for which an active secondary market and readily available market prices exist, are initially valued at the transaction price and are subsequently valued by comparison to instruments with similar collateral and risk profiles. MLHFS are classified within Level 2. Included in mortgage banking revenue was a net gain of $362 million, a net gain of $73 million and a net loss of $60 million for the years ended December 31, 2020, 2019 and 2018, respectively, from the changes to fair value of these MLHFS under fair value option accounting guidance. Changes in fair value due to instrument specific credit risk were immaterial. Interest income for MLHFS is measured based on contractual interest rates and reported as interest income on the Consolidated Statement of Income. Electing to measure MLHFS at fair value reduces certain timing differences and better matches changes in fair value of these assets with changes in the value of the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting.
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

The following table shows the significant valuation assumption ranges for MSRs at December 31, 2020:

	Minimum	Maximum	Weighted Average (a)
Expected prepayment	9%	21%	14%
Option adjusted spread	6	11	7
(a)	Determined based on the relative fair value of the related mortgage loans serviced.

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

The following table shows the significant valuation assumption ranges for the Company’s derivative commitments to purchase and originate mortgage loans at December 31, 2020:

	Minimum	Maximum	Weighted Average (a)
Expected loan close rate	22%	100%	76%
Inherent MSR value (basis points per loan)	39	177	117
(a)	Determined based on the relative fair value of the related mortgage loans.

The significant unobservable input used in the fair value measurement of certain of the Company’s asset/liability and customer-related derivatives is the credit valuation adjustment related to the risk of counterparty nonperformance. A significant increase in the credit valuation adjustment would have resulted in a lower fair value measurement. A significant decrease in the credit valuation adjustment would have resulted in a higher fair value measurement. The credit valuation adjustment is impacted by changes in market rates, volatility, market implied credit spreads, and loss recovery rates, as well as the Company’s assessment of the counterparty’s credit position. At December 31, 2020, the minimum, maximum and weighted average credit valuation adjustment as a percentage of the net fair value of the counterparty’s derivative contracts prior to adjustment was 0 percent, 100 percent and 2 percent, respectively.
The significant unobservable inputs used in the fair value measurement of the Visa swaps are management’s estimate of the probability of certain litigation scenarios occurring, and the timing of the resolution of the related litigation loss estimates in excess, or shortfall, of the Company’s proportional share of escrow funds. An increase in the loss estimate or a delay in the resolution of the related litigation would have resulted in an increase in the derivative liability. A decrease in the loss estimate or an acceleration of the resolution of the related litigation would have resulted in a decrease in the derivative liability.

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis:

(Dollars in Millions)	Level 1	Level 2	Level 3	Netting	Total
December 31, 2020
Available-for-sale securities
U.S. Treasury and agencies	$19,251	$3,140	$–	$–	$22,391
Mortgage-backed securities
Residential agency	–	99,968	–	–	99,968
Commercial agency	–	5,406	–	–	5,406
Asset-backed securities	–	198	7	–	205
Obligations of state and political subdivisions	–	8,860	1	–	8,861
Other	–	9	–	–	9
Total available-for-sale	19,251	117,581	8	–	136,840
Mortgage loans held for sale	–	8,524	–	–	8,524
Mortgage servicing rights	–	–	2,210	–	2,210
Derivative assets	4	3,235	2,762	(1,874)	4,127
Other assets	302	1,601	–	–	1,903
Total	$19,557	$130,941	$4,980	$(1,874)	$153,604
Derivative liabilities	$–	$3,166	$436	$(2,312)	$1,290
Short-term borrowings and other liabilities (a)	85	1,672	–	–	1,757
Total	$85	$4,838	$436	$(2,312)	$3,047
December 31, 2019
Available-for-sale securities
U.S. Treasury and agencies	$18,986	$853	$–	$–	$19,839
Mortgage-backed securities
Residential agency	–	94,111	–	–	94,111
Commercial agency	–	1,453	–	–	1,453
Asset-backed securities	–	375	8	–	383
Obligations of state and political subdivisions	–	6,813	1	–	6,814
Other	–	13	–	–	13
Total available-for-sale	18,986	103,618	9	–	122,613
Mortgage loans held for sale	–	5,533	–	–	5,533
Mortgage servicing rights	–	–	2,546	–	2,546
Derivative assets	9	1,707	1,181	(982)	1,915
Other assets	312	1,563	–	–	1,875
Total	$19,307	$112,421	$3,736	$(982)	$134,482
Derivative liabilities	$–	$1,612	$371	$(1,067)	$916
Short-term borrowings and other liabilities (a)	50	1,578	–	–	1,628
Total	$50	$3,190	$371	$(1,067)	$2,544
Note: Excluded from the table above are equity investments without readily determinable fair values. The Company has elected to carry these investments at historical cost, adjusted for impairment and any changes resulting from observable price changes for identical or similar investments of the issuer. The aggregate carrying amount of these equity investments was $85 million and $91 million at December 31, 2020 and 2019, respectively. The Company has not recorded impairments or adjustments for observable price changes on these equity investments during 2020 and 2019, or on a cumulative basis.
(a)	Primarily represents the Company’s obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.

The following table presents the changes in fair value for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31:

(Dollars in Millions)	Beginning of Period Balance	Net Gains (Losses) Included in Net Income		Purchases	Sales	Principal Payments	Issuances		Settlements	Transfers into Level 3	End of Period Balance	Net Change in Unrealized Gains (Losses) Relating to Assets and Liabilities Held at End of Period
2020
Available-for-sale securities
Asset-backed securities	$8	$–		$–	$–	$(1)	$–		$–	$–	$7	$–
Obligations of state and political subdivisions	1	–		–	–	–	–		–	–	1	–
Total available-for-sale	9	–		–	–	(1)	–		–	–	8	–
Mortgage servicing rights	2,546	(1,403	) (a)	34	3	–	1,030	(c)	–	–	2,210	(1,403	) (a)
Net derivative assets and liabilities	810	2,922	(b)	247	(3)	–	–		(1,650)	–	2,326	1,649	(d)

2019
Available-for-sale securities
Asset-backed securities	$–	$–		$–	$–	$–	$–		$–	$8	$8	$–
Obligations of state and political subdivisions	–	–		–	–	–	–		–	1	1	–
Total available-for-sale	–	–		–	–	–	–		–	9	9	–
Mortgage servicing rights	2,791	(829	) (a)	20	5	–	559	(c)	–	–	2,546	(829	) (a)
Net derivative assets and liabilities	80	769	(e)	142	(9)	–	–		(172)	–	810	782	(f)

2018
Mortgage servicing rights	$2,645	$(232	) (a)	$8	$(27)	$–	$397	(c)	$–	$–	$2,791	$(232	) (a)
Net derivative assets and liabilities	107	21	(g)	13	(41)	–	–		(20)	–	80	34	(h)
(a)	Included in mortgage banking revenue.
(b)	Approximately $1.9 billion, $1.1 billion and $(70) million included in mortgage banking revenue, commercial products revenue and other noninterest income, respectively.
(c)	Represents MSRs capitalized during the period.
(d)	Approximately $247 million, $1.5 billion and $(70) million included in mortgage banking revenue, commercial products revenue and other noninterest income, respectively.
(e)	Approximately $482 million, $428 million and $(141) million included in mortgage banking revenue, commercial products revenue and other noninterest income, respectively.
(f)	Approximately $35 million, $888 million and $(141) million included in mortgage banking revenue, commercial products revenue and other noninterest income, respectively.
(g)	Approximately $160 million, $(141) million and $2 million included in mortgage banking revenue, commercial products revenue and other noninterest income, respectively.
(h)	Approximately $20 million, $12 million and $2 million included in mortgage banking revenue, commercial products revenue and other noninterest income, respectively.

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
The following table summarizes the balances as of the measurement date of assets measured at fair value on a nonrecurring basis, and still held as of December 31:

	2020				2019
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans (a)	$–	$–	$385	$385	$–	$–	$136	$136
Other assets (b)	–	–	30	30	–	–	46	46
(a)	Represents the carrying value of loans for which adjustments were based on the fair value of the collateral, excluding loans fully charged-off.
(b)	Primarily represents the fair value of foreclosed properties that were measured at fair value based on an appraisal or broker price opinion of the collateral subsequent to their initial acquisition.
The following table summarizes losses recognized related to nonrecurring fair value measurements of individual assets or portfolios for the years ended December 31:

(Dollars in Millions)	2020	2019	2018
Loans (a)	$426	$122	$83
Other assets (b)	21	17	26
(a)	Represents write-downs of loans which were based on the fair value of the collateral, excluding loans fully charged-off.
(b)	Primarily represents related losses of foreclosed properties that were measured at fair value subsequent to their initial acquisition.
Fair Value Option
The following table summarizes the differences between the aggregate fair value carrying amount of MLHFS for which the fair value option has been elected and the aggregate unpaid principal amount that the Company is contractually obligated to receive at maturity as of December 31:

	2020			2019
(Dollars in Millions)	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal
Total loans	$8,524	$8,136	$388	$5,533	$5,366	$167
Nonaccrual loans	1	1	–	1	1	–
Loans 90 days or more past due	2	2	–	1	1	–

Fair Value of Financial Instruments
The following section summarizes the estimated fair value for financial instruments accounted for at amortized cost as of December 31, 2020 and 2019. In accordance with disclosure guidance related to fair values of financial instruments, the Company did not include assets and liabilities that are not financial instruments, such as the value of goodwill, long-term relationships with deposit, credit card, merchant processing and trust customers, other purchased intangibles, premises and equipment, deferred taxes and other liabilities. Additionally, in accordance with the disclosure guidance, receivables and payables due in one year or less, insurance contracts, equity investments not accounted for at fair value, and deposits with no defined or contractual maturities are excluded.

The estimated fair values of the Company’s financial instruments as of December 31, are shown in the table below:

	2020					2019
	Carrying Amount	Fair Value				Carrying Amount	Fair Value
(Dollars in Millions)		Level 1	Level 2	Level 3	Total		Level 1	Level 2	Level 3	Total

Financial Assets
Cash and due from banks	$62,580	$62,580	$–	$–	$62,580	$22,405	$22,405	$–	$–	$22,405
Federal funds sold and securities purchased under resale agreements	377	–	377	–	377	1,036	–	1,036	–	1,036
Loans held for sale (a)	237	–	–	237	237	45	–	–	43	43
Loans	290,393	–	–	300,419	300,419	292,082	–	–	297,241	297,241
Other (b)	1,772	–	731	1,041	1,772	1,923	–	929	994	1,923

Financial Liabilities
Time deposits	30,694	–	30,864	–	30,864	42,894	–	42,831	–	42,831
Short-term borrowings (c)	10,009	–	9,956	–	9,956	22,095	–	21,961	–	21,961
Long-term debt	41,297	–	42,485	–	42,485	40,167	–	41,077	–	41,077
Other (d)	4,052	–	1,234	2,818	4,052	3,678	–	1,342	2,336	3,678
(a)	Excludes mortgages held for sale for which the fair value option under applicable accounting guidance was elected.
(b)	Includes investments in Federal Reserve Bank and Federal Home Loan Bank stock and tax-advantaged investments.
(c)	Excludes the Company’s obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.
(d)	Includes operating lease liabilities and liabilities related to tax-advantaged investments.

The fair value of unfunded commitments, deferred
non-yield
related loan fees, standby letters of credit and other guarantees is approximately equal to their carrying value. The carrying value of unfunded commitments, deferred non-yield
related loan fees and
standby letters of credit was $774 million and $528 million at December 31, 2020 and 2019, respectively. The carrying value of other guarantees was $362 million and $200 million at December 31, 2020 and 2019, respectively.

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
Visa U.S.A. Inc. (“Visa U.S.A.”) and MasterCard International (collectively, the “Card Brands”) are defendants in antitrust lawsuits challenging the practices of the Card Brands (the “Visa Litigation”). Visa U.S.A. member banks have a contingent obligation to indemnify Visa Inc. under the Visa U.S.A. bylaws (which were modified at the time of the restructuring in October 2007) for potential losses arising from the Visa Litigation. The indemnification by the Visa U.S.A. member banks has no specific maximum amount. Using proceeds from its IPO and through reductions to the conversion ratio applicable to the Class B shares held by Visa U.S.A. member banks, Visa Inc. has funded an escrow account for the benefit of member financial institutions to fund their indemnification obligations associated with the Visa Litigation. The receivable related to the escrow account is classified in other liabilities as a direct offset to the related Visa Litigation contingent liability.
In October 2012, Visa signed a settlement agreement to resolve class action claims associated with the multi-district interchange litigation pending in the United States District Court for the Eastern District of New York (the “Multi-District Litigation”). The U.S. Court of Appeals for the Second Circuit reversed the approval of that settlement and remanded the matter to the district court. Thereafter, the case was split into two putative class actions, one seeking damages (the “Damages Action”) and a separate class action seeking injunctive relief only (the “Injunctive Action”). In September 2018, Visa signed a new settlement agreement, superseding the original settlement agreement, to resolve the Damages Action. The Damages Action settlement was approved by the United States District Court for the Eastern District of New York, but is now on appeal. The Injunctive Action, which generally seeks changes to Visa rules, is still pending.
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
The contract or notional amounts of unfunded commitments to extend credit at December 31, 2020, excluding those commitments considered derivatives, were as follows:

	Term
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Commercial and commercial real estate loans	$43,642	$110,382	$154,024
Corporate and purchasing card loans (a)	29,541	–	29,541
Residential mortgages	319	1	320
Retail credit card loans (a)	117,827	–	117,827
Other retail loans	12,980	22,998	35,978
Other	6,486	10	6,496
(a)	Primarily cancelable at the Company’s discretion.
Other Guarantees and Contingent Liabilities
The following table is a summary of other guarantees and contingent liabilities of the Company at December 31, 2020:

(Dollars in Millions)	Collateral Held	Carrying Amount	Maximum Potential Future Payments
Standby letters of credit	$–	$70	$9,789
Third party borrowing arrangements	–	–	2
Securities lending indemnifications	6,461	–	6,298
Asset sales	–	80	6,165
Merchant processing	579	211	89,352
Tender option bond program guarantee	2,374	–	2,036
Other	–	71	1,292
Letters of Credit
Standby letters of credit are commitments the Company issues to guarantee the performance of a customer to a third party. The guarantees frequently support public and private borrowing arrangements, including commercial paper issuances, bond financings and other similar transactions. The Company also issues and confirms commercial letters of credit on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer’s or counterparty’s nonperformance, the Company’s credit loss exposure is similar to that in any extension of credit, up to the letter’s contractual amount. Management assesses the borrower’s credit to determine the necessary collateral, which may include marketable securities, receivables, inventory, equipment and real estate. Since the conditions requiring the Company to fund letters of credit may not occur, the Company expects its liquidity requirements to be less than the total outstanding commitments. The maximum potential future payments guaranteed by the Company under standby letter of credit arrangements at December 31, 2020, were approximately $9.8 billion with a weighted-average term of approximately 19 months. The estimated fair value of standby letters of credit was approximately $70 million at December 31, 2020.
The contract or notional amount of letters of credit at December 31, 2020, were as follows:

	Term
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Standby	$4,526	$5,263	$9,789
Commercial	536	30	566
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
Third Party Borrowing Arrangements
The Company provides guarantees to third parties as a part of certain subsidiaries’ borrowing arrangements. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $2 million at December 31, 2020.
Commitments from Securities Lending
The Company participates in securities lending activities by acting as the customer’s agent involving the loan of securities. The Company indemnifies customers for the difference between the fair value of the securities lent and the fair value of the collateral received. Cash collateralizes these transactions. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $6.3 billion at December 31, 2020, and represent the fair value of the securities lent to third parties. At December 31, 2020, the Company held $6.5 billion of cash as collateral for these arrangements.
Asset Sales
The Company has provided guarantees to certain third parties in connection with the sale or syndication of certain assets, primarily loan portfolios and
tax-advantaged
investments. These guarantees are generally in the form of asset buy-back
or make-whole provisions that are triggered upon a credit event or a change in the tax-qualifying
status of the related projects, as applicable, and remain in effect until the loans are collected or final tax credits are realized, respectively. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $6.2 billion at December 31, 2020, and represented the proceeds received from the buyer or the guaranteed portion in these transactions where the buy-back
or make-whole provisions have not yet expired. At December 31, 2020, the Company had reserved $80 million for potential losses related to the sale or syndication of tax-advantaged
investments.
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
The Company regularly sells loans to GSEs as part of its mortgage banking activities. The Company provides customary representations and warranties to GSEs in conjunction with these sales. These representations and warranties generally require the Company to repurchase assets if it is subsequently determined that a loan did not meet specified criteria, such as a documentation deficiency or rescission of mortgage insurance. If the Company is unable to cure or refute a repurchase request, the Company is generally obligated to repurchase the loan or otherwise reimburse the GSE for losses. At December 31, 2020, the Company had reserved $19 million for potential losses from representation and warranty obligations, compared with $9 million at December 31, 2019. The Company’s reserve reflects management’s best estimate of losses for representation and warranty obligations. The Company’s repurchase reserve is modeled at the loan level, taking into consideration the individual credit quality and borrower activity that has transpired since origination. The model applies credit quality and economic risk factors to derive a probability of default and potential repurchase that are based on the Company’s historical loss experience, and estimates loss severity based on expected collateral value. The Company also considers qualitative factors that may result in anticipated losses differing from historical loss trends.
As of December 31, 2020 and 2019, the Company had $13 million and $10 million, respectively, of unresolved representation and warranty claims from GSEs. The Company does not have a significant amount of unresolved claims from investors other than GSEs.
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
A cardholder, through its issuing bank, generally has until the later of up to four months after the date the transaction is processed or the receipt of the product or service to present a charge-back to the Company as the merchant processor. The absolute maximum potential liability is estimated to be the total volume of credit card transactions that meet the associations’ requirements to be valid charge-back transactions at any given time. Management estimates that the maximum potential exposure for charge-backs would approximate the total amount of merchant transactions processed through the credit card associations for the last four months. For the last four months of 2020 this amount totaled approximately $89.4 billion. In most cases, this contingent liability is unlikely to arise, as most products and services are delivered when purchased and amounts are refunded when items are returned to merchants. However, where the product or service has been purchased but is not provided until a future date (“future delivery”), the potential for this contingent liability increases. To mitigate this risk, the Company may require the merchant to make an escrow deposit, place maximum volume limitations on future delivery transactions processed by the merchant at any point in time, or require various credit enhancements (including letters of credit and bank guarantees). Also, merchant processing contracts may include event triggers to provide the Company more financial and operational control in the event of financial deterioration of the merchant.
The Company currently processes card transactions in the United States, Canada and Europe through wholly-owned subsidiaries. In the event a merchant was unable to fulfill product or services subject to future delivery, such as airline tickets, the Company could become financially liable for refunding the purchase price of such products or services purchased through the credit card associations under the charge-back provisions. Charge-back risk related to these merchants is evaluated in a manner similar to credit risk assessments and, as such, merchant processing contracts contain various provisions to protect the Company in the event of default. At December 31, 2020, the value of airline tickets purchased to be delivered at a future date through card transactions processed by the Company was $6.0 billion. The Company held collateral of $442 million in escrow deposits, letters of credit and indemnities from financial institutions, and liens on various assets. In addition to specific collateral or other credit enhancements, the Company maintains a liability for its implied guarantees associated with future delivery.

At December 31, 2020, the liability was $185 million primarily related to these airline processing arrangements.
In the normal course of business, the Company has unresolved charge-backs. The Company assesses the likelihood of its potential liability based on the extent and nature of unresolved charge-backs and its historical loss experience. At December 31, 2020, the Company held $137 million of merchant escrow deposits as collateral and had a recorded liability for potential losses of $26 million.
Tender Option Bond Program Guarantee
As discussed in Note 7, the Company sponsors a municipal bond securities tender option bond program and consolidates the program’s entities on its Consolidated Balance Sheet. The Company provides financial performance guarantees related to the program’s entities. At December 31, 2020, the Company guaranteed $2.0 billion of borrowings of the program’s entities, included on the Consolidated Balance Sheet in short-term borrowings. The Company also included on its Consolidated Balance Sheet the related $2.4 billion of available-for-sale
investment securities serving as collateral for this arrangement.
Other Guarantees and Commitments
As of December 31, 2020, the Company sponsored, and owned 100 percent of the common equity of, USB Capital IX, a wholly-owned unconsolidated trust, formed for the purpose of issuing redeemable Income Trust Securities (“ITS”) to third-party investors, originally investing the proceeds in junior subordinated debt securities (“Debentures”) issued by the Company and entering into stock purchase contracts to purchase the Company’s preferred stock in the future. As of December 31, 2020, all of the Debentures issued by the Company have either matured or been retired. Total assets of USB Capital IX were $682 million at December 31, 2020, consisting primarily of the Company’s Series A Preferred Stock. The Company’s obligations under the transaction documents, taken together, have the effect of providing a full and unconditional guarantee by the Company, on a junior subordinated basis, of the payment obligations of the trust to third-party investors totaling $681 million at December 31, 2020.
The Company has also made other financial performance guarantees and commitments primarily related to the operations of its subsidiaries. At December 31, 2020, the maximum potential future payments guaranteed or committed by the Company under these arrangements were approximately $611 million.
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
Regulatory Matters
The Company is continually subject to examinations, inquiries and investigations in areas of heightened regulatory scrutiny, such as compliance, risk management, third-party risk management and consumer protection. The Company is cooperating fully with all pending examinations, inquiries and investigations, any of which could lead to administrative or legal proceedings or settlements. Remedies in these proceedings or settlements may include fines, penalties, restitution or alterations in the Company’s business practices (which may increase the Company’s operating expenses and decrease its revenue).
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
Basis of Presentation
Business segment results are derived from the Company’s business unit profitability reporting systems by specifically attributing managed balance sheet assets, deposits and other liabilities and their related income or expense. The allowance for credit losses and related provision expense are allocated to the business segments according to the volume and credit quality of the loan balances managed, but with the impact of changes in economic forecasts recorded in Treasury and Corporate Support. Goodwill and other intangible assets are assigned to the business segments based on the mix of business of an entity acquired by the Company. Within the Company, capital levels are evaluated and managed centrally; however, capital is allocated to the business segments to support evaluation of business performance. Business segments are allocated capital on a risk-adjusted basis considering economic and regulatory capital requirements. Generally, the determination of the amount of capital allocated to each business segment includes credit allocations following a Basel III regulatory framework. Interest income and expense is determined based on the assets and liabilities managed by the business segment. Because funding and asset liability management is a central function, funds transfer-pricing methodologies are utilized to allocate a cost of funds used or credit for funds provided to all business segment assets and liabilities, respectively, using a matched funding concept. Also, each business unit is allocated the taxable-equivalent benefit of tax-exempt
products. The residual effect on net interest income of asset/liability management activities is included in Treasury and Corporate Support. Noninterest income and expenses directly managed by each business segment, including fees, service charges, salaries and benefits, and other direct revenues and costs are accounted for within each segment’s financial results in a manner similar to the consolidated financial statements. Occupancy costs are allocated based on utilization of facilities by the business segments. Generally, operating losses are charged to the business segment when the loss event is realized in a manner similar to a loan charge-off.
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

Designations, assignments and allocations change from time to time as management systems are enhanced, methods of evaluating performance or product lines change or business segments are realigned to better respond to the Company’s diverse customer base. During 2020, certain organization and methodology changes were made and, accordingly, 2019 results were restated and presented on a comparable basis.

Business segment results for the years ended December 31 were as follows:

	Corporate and Commercial Banking				Consumer and Business Banking		Wealth Management and Investment Services
(Dollars in Millions)	2020		2019		2020	2019	2020		2019
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$3,259		$3,101		$6,263	$6,351	$996		$1,172
Noninterest income	1,078		861		3,360	2,385	1,877		1,803
Total net revenue	4,337		3,962		9,623	8,736	2,873		2,975
Noninterest expense	1,680		1,624		5,573	5,257	1,871		1,775
Other intangibles	–		4		16	20	12		13
Total noninterest expense	1,680		1,628		5,589	5,277	1,883		1,788
Income (loss) before provision and income taxes	2,657		2,334		4,034	3,459	990		1,187
Provision for credit losses	575		89		322	311	38		(3)
Income (loss) before income taxes	2,082		2,245		3,712	3,148	952		1,190
Income taxes and taxable-equivalent adjustment	521		562		929	789	238		299
Net income (loss)	1,561		1,683		2,783	2,359	714		891
Net (income) loss attributable to noncontrolling interests	–		–		–	–	–		–
Net income (loss) attributable to U.S. Bancorp	$1,561		$1,683		$2,783	$2,359	$714		$891

Average Balance Sheet
Loans	$108,320		$99,037		$152,634	$144,616	$11,327		$10,085
Other earning assets	4,163		3,751		7,186	3,989	287		282
Goodwill	1,647		1,647		3,500	3,496	1,617		1,617
Other intangible assets	6		8		2,106	2,619	39		49
Assets	120,829		108,983		170,531	158,932	14,448		13,336
Noninterest-bearing deposits	40,109		29,400		35,543	27,831	16,275		13,231
Interest-bearing deposits	83,684		72,822		147,336	129,235	66,172		62,142
Total deposits	123,793		102,222		182,879	157,066	82,447		75,373
Total U.S. Bancorp shareholders’ equity	16,385		15,508		15,058	15,151	2,482		2,441

	Payment Services				Treasury and Corporate Support		Consolidated Company
(Dollars in Millions)	2020		2019		2020	2019	2020		2019
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$2,530		$2,474		$(124)	$57	$12,924		$13,155
Noninterest income	3,124	(a)	3,711	(a)	962	1,071	10,401	(b)	9,831 (b)
Total net revenue	5,654		6,185		838	1,128	23,325		22,986
Noninterest expense	3,133		3,005		936	956	13,193		12,617
Other intangibles	148		131		–	–	176		168
Total noninterest expense	3,281		3,136		936	956	13,369		12,785
Income (loss) before provision and income taxes	2,373		3,049		(98)	172	9,956		10,201
Provision for credit losses	681		1,109		2,190	(2)	3,806		1,504
Income (loss) before income taxes	1,692		1,940		(2,288)	174	6,150		8,697
Income taxes and taxable-equivalent adjustment	423		486		(946)	(385)	1,165		1,751
Net income (loss)	1,269		1,454		(1,342)	559	4,985		6,946
Net (income) loss attributable to noncontrolling interests	–		–		(26)	(32)	(26)		(32)
Net income (loss) attributable to U.S. Bancorp	$1,269		$1,454		$(1,368)	$527	$4,959		$6,914

Average Balance Sheet
Loans	$31,539		$33,566		$3,449	$3,382	$307,269		$290,686
Other earning assets	5		6		162,492	131,823	174,133		139,851
Goodwill	3,060		2,818		–	–	9,824		9,578
Other intangible assets	580		536		–	–	2,731		3,212
Assets	36,496		39,424		188,903	154,978	531,207		475,653
Noninterest-bearing deposits	4,356		1,261		2,256	2,140	98,539		73,863
Interest-bearing deposits	122		114		2,762	8,636	300,076		272,949
Total deposits	4,478		1,375		5,018	10,776	398,615		346,812
Total U.S. Bancorp shareholders’ equity	6,095		6,069		12,226	13,454	52,246		52,623
(a)	Presented net of related rewards and rebate costs and certain partner payments of $2.1 billion and $2.2 billion for 2020 and 2019, respectively.
(b)	Includes revenue generated from certain contracts with customers of $6.9 billion and $7.3 billion for 2020 and 2019, respectively.

NOTE 24	U.S. Bancorp (Parent Company)
Condensed Balance Sheet

At December 31 (Dollars in Millions)	2020	2019

Assets
Due from banks, principally interest-bearing	$12,279	$11,583
Available-for-sale investment securities	1,469	1,631
Investments in bank subsidiaries	52,551	48,518
Investments in nonbank subsidiaries	3,286	3,128
Advances to bank subsidiaries	3,850	3,850
Advances to nonbank subsidiaries	1,118	1,465
Other assets	869	1,211

Total assets	$75,422	$71,386

Liabilities and Shareholders’ Equity
Short-term funds borrowed	$–	$8
Long-term debt	20,924	18,602
Other liabilities	1,403	923
Shareholders’ equity	53,095	51,853

Total liabilities and shareholders’ equity	$75,422	$71,386
Condensed Income Statement

Year Ended December 31 (Dollars in Millions)	2020	2019	2018

Income
Dividends from bank subsidiaries	$1,500	$7,100	$5,300
Dividends from nonbank subsidiaries	24	6	6
Interest from subsidiaries	172	317	220
Other income	85	25	33

Total income	1,781	7,448	5,559

Expense
Interest expense	433	551	471
Other expense	140	140	133

Total expense	573	691	604

Income before income taxes and equity in undistributed income of subsidiaries	1,208	6,757	4,955
Applicable income taxes	(78)	(92)	(91)

Income of parent company	1,286	6,849	5,046
Equity in undistributed income of subsidiaries	3,673	65	2,050

Net income attributable to U.S. Bancorp	$4,959	$6,914	$7,096

Condensed Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2020	2019	2018

Operating Activities
Net income attributable to U.S. Bancorp	$4,959	$6,914	$7,096
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed income of subsidiaries	(3,673)	(65)	(2,050)
Other, net	907	231	359

Net cash provided by operating activities	2,193	7,080	5,405

Investing Activities
Proceeds from sales and maturities of investment securities	258	291	39
Purchases of investment securities	–	(1,013)	(10)
Net (increase) decrease in short-term advances to subsidiaries	347	578	(488)
Long-term advances to subsidiaries	–	(2,600)	(500)
Principal collected on long-term advances to subsidiaries	–	2,550	–
Other, net	379	(341)	304

Net cash provided by (used in) investing activities	984	(535)	(655)

Financing Activities
Net increase (decrease) in short-term borrowings	(8)	8	(1)
Proceeds from issuance of long-term debt	2,750	3,743	2,100
Principal payments or redemption of long-term debt	(1,200)	(1,500)	(1,500)
Proceeds from issuance of preferred stock	486	–	565
Proceeds from issuance of common stock	15	88	86
Repurchase of common stock	(1,672)	(4,525)	(2,822)
Cash dividends paid on preferred stock	(300)	(302)	(274)
Cash dividends paid on common stock	(2,552)	(2,443)	(2,092)

Net cash used in financing activities	(2,481)	(4,931)	(3,938)

Change in cash and due from banks	696	1,614	812
Cash and due from banks at beginning of year	11,583	9,969	9,157

Cash and due from banks at end of year	$12,279	$11,583	$9,969

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

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2020 through the date the consolidated financial statements were filed with the United States Securities and Exchange Commission. Based on this evaluation, the Company has determined none of these events were required to be recognized or disclosed in the consolidated financial statements and related notes.

U.S. Bancorp
Consolidated Balance Sheet—Five Year Summary (Unaudited)

At December 31 (Dollars in Millions)	2020	2019	2018	2017	2016	% Change 2020 v 2019

Assets
Cash and due from banks	$62,580	$22,405	$21,453	$19,505	$15,705	* %
Held-to-maturity securities	–	–	46,050	44,362	42,991	–
Available-for-sale securities	136,840	122,613	66,115	68,137	66,284	11.6
Loans held for sale	8,761	5,578	2,056	3,554	4,826	57.1
Loans	297,707	296,102	286,810	280,432	273,207	.5
Less allowance for loan losses	(7,314)	(4,020)	(3,973)	(3,925)	(3,813)	(81.9)
Net loans	290,393	292,082	282,837	276,507	269,394	(.6)
Other assets	55,331	52,748	48,863	49,975	46,764	4.9
Total assets	$553,905	$495,426	$467,374	$462,040	$445,964	11.8

Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$118,089	$75,590	$81,811	$87,557	$86,097	56.2%
Interest-bearing	311,681	286,326	263,664	259,658	248,493	8.9
Total deposits	429,770	361,916	345,475	347,215	334,590	18.7
Short-term borrowings	11,766	23,723	14,139	16,651	13,963	(50.4)
Long-term debt	41,297	40,167	41,340	32,259	33,323	2.8
Other liabilities	17,347	17,137	14,763	16,249	16,155	1.2
Total liabilities	500,180	442,943	415,717	412,374	398,031	12.9
Total U.S. Bancorp shareholders’ equity	53,095	51,853	51,029	49,040	47,298	2.4
Noncontrolling interests	630	630	628	626	635	–
Total equity	53,725	52,483	51,657	49,666	47,933	2.4
Total liabilities and equity	$553,905	$495,426	$467,374	$462,040	$445,964	11.8
*	Not meaningful

U.S. Bancorp
Consolidated Statement of Income — Five-Year Summary
(Unaudited)

Year Ended December 31 (Dollars in Millions)	2020	2019	2018	2017	2016	% Change 2020 v 2019

Interest Income
Loans	$12,018	$14,099	$13,120	$11,788	$10,777	(14.8)%
Loans held for sale	216	162	165	144	154	33.3
Investment securities	2,428	2,893	2,616	2,232	2,078	(16.1)
Other interest income	178	340	272	182	125	(47.6)

Total interest income	14,840	17,494	16,173	14,346	13,134	(15.2)

Interest Expense
Deposits	950	2,855	1,869	1,041	622	(66.7)
Short-term borrowings	141	360	378	141	92	(60.8)
Long-term debt	924	1,227	1,007	784	754	(24.7)

Total interest expense	2,015	4,442	3,254	1,966	1,468	(54.6)

Net interest income	12,825	13,052	12,919	12,380	11,666	(1.7)
Provision for credit losses	3,806	1,504	1,379	1,390	1,324	*

Net interest income after provision for credit losses	9,019	11,548	11,540	10,990	10,342	(21.9)

Noninterest Income
Credit and debit card revenue	1,338	1,413	1,401	1,289	1,206	(5.3)
Corporate payment products revenue	497	664	644	575	541	(25.2)
Merchant processing services	1,261	1,601	1,531	1,486	1,498	(21.2)
Trust and investment management fees	1,736	1,673	1,619	1,522	1,427	3.8
Deposit service charges	677	909	1,070	1,035	983	(25.5)
Treasury management fees	568	578	594	618	583	(1.7)
Commercial products revenue	1,143	934	895	954	971	22.4
Mortgage banking revenue	2,064	874	720	834	979	*
Investment products fees	192	186	188	173	169	3.2
Securities gains (losses), net	177	73	30	57	22	*
Other	748	926	910	774	911	(19.2)

Total noninterest income	10,401	9,831	9,602	9,317	9,290	5.8

Noninterest Expense
Compensation	6,635	6,325	6,162	5,746	5,212	4.9
Employee benefits	1,303	1,286	1,231	1,134	1,008	1.3
Net occupancy and equipment	1,092	1,123	1,063	1,019	988	(2.8)
Professional services	430	454	407	419	502	(5.3)
Marketing and business development	318	426	429	542	435	(25.4)
Technology and communications	1,294	1,095	978	903	877	18.2
Postage, printing and supplies	288	290	324	323	311	(.7)
Other intangibles	176	168	161	175	179	4.8
Other	1,833	1,618	1,709	2,529	2,015	13.3

Total noninterest expense	13,369	12,785	12,464	12,790	11,527	4.6

Income before income taxes	6,051	8,594	8,678	7,517	8,105	(29.6)
Applicable income taxes	1,066	1,648	1,554	1,264	2,161	(35.3)

Net income	4,985	6,946	7,124	6,253	5,944	(28.2)
Net (income) loss attributable to noncontrolling interests	(26)	(32)	(28)	(35)	(56)	18.8

Net income attributable to U.S. Bancorp	$4,959	$6,914	$7,096	$6,218	$5,888	(28.3)

Net income applicable to U.S. Bancorp common shareholders	$4,621	$6,583	$6,784	$5,913	$5,589	(29.8)
*	Not meaningful

U.S. Bancorp
Quarterly Consolidated Financial Data (Unaudited)

	2020				2019
(Dollars in Millions, Except Per Share Data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Interest Income
Loans	$3,311	$2,949	$2,892	$2,866	$3,540	$3,582	$3,555	$3,422
Loans held for sale	44	52	61	59	25	34	48	55
Investment securities	692	630	586	520	705	745	734	709
Other interest income	69	41	34	34	81	90	100	69
Total interest income	4,116	3,672	3,573	3,479	4,351	4,451	4,437	4,255

Interest Expense
Deposits	525	194	130	101	695	762	744	654
Short-term borrowings	71	34	19	17	93	91	97	79
Long-term debt	297	244	197	186	304	293	315	315
Total interest expense	893	472	346	304	1,092	1,146	1,156	1,048
Net interest income	3,223	3,200	3,227	3,175	3,259	3,305	3,281	3,207
Provision for credit losses	993	1,737	635	441	377	365	367	395
Net interest income after provision for credit losses	2,230	1,463	2,592	2,734	2,882	2,940	2,914	2,812

Noninterest Income
Credit and debit card revenue	304	284	388	362	304	365	366	378
Corporate payment products revenue	145	101	125	126	162	167	177	158
Merchant processing services	337	266	347	311	378	404	410	409
Trust and investment management fees	427	434	434	441	399	415	421	438
Deposit service charges	209	133	170	165	217	227	234	231
Treasury management fees	143	137	145	143	146	153	139	140
Commercial products revenue	246	355	303	239	219	249	240	226
Mortgage banking revenue	395	648	553	468	169	189	272	244
Investment products fees	49	45	48	50	45	47	46	48
Securities gains (losses), net	50	81	12	34	5	17	25	26
Other	220	130	187	211	247	257	284	138
Total noninterest income	2,525	2,614	2,712	2,550	2,291	2,490	2,614	2,436

Noninterest Expense
Compensation	1,620	1,685	1,687	1,643	1,559	1,574	1,595	1,597
Employee benefits	352	314	335	302	333	314	324	315
Net occupancy and equipment	276	271	276	269	277	281	279	286
Professional services	99	106	102	123	95	106	114	139
Marketing and business development	74	67	72	105	89	111	109	117
Technology and communications	289	309	334	362	257	270	277	291
Postage, printing and supplies	72	72	70	74	72	73	74	71
Other intangibles	42	43	44	47	40	42	42	44
Other	492	451	451	439	365	382	330	541
Total noninterest expense	3,316	3,318	3,371	3,364	3,087	3,153	3,144	3,401
Income before income taxes	1,439	759	1,933	1,920	2,086	2,277	2,384	1,847
Applicable income taxes	260	64	347	395	378	449	467	354
Net income	1,179	695	1,586	1,525	1,708	1,828	1,917	1,493
Net (income) loss attributable to noncontrolling interests	(8)	(6)	(6)	(6)	(9)	(7)	(9)	(7)
Net income attributable to U.S. Bancorp	$1,171	$689	$1,580	$1,519	$1,699	$1,821	$1,908	$1,486
Net income applicable to U.S. Bancorp common shareholders	$1,088	$614	$1,494	$1,425	$1,613	$1,741	$1,821	$1,408
Earnings per common share	$.72	$.41	$.99	$.95	$1.01	$1.09	$1.16	$.91
Diluted earnings per common share	$.72	$.41	$.99	$.95	$1.00	$1.09	$1.15	$.90

U.S. Bancorp
Supplemental Financial Data (Unaudited)

Earnings Per Common Share Summary	2020	2019	2018	2017	2016
Earnings per common share	$3.06	$4.16	$4.15	$3.53	$3.25
Diluted earnings per common share	3.06	4.16	4.14	3.51	3.24
Dividends declared per common share	1.68	1.58	1.34	1.16	1.07
Ratios
Return on average assets	.93%	1.45%	1.55%	1.39%	1.36%
Return on average common equity	10.0	14.1	15.4	13.8	13.4
Average total U.S. Bancorp shareholders’ equity to average assets	9.8	11.1	10.9	10.8	10.9
Dividends per common share to net income per common share	54.9	38.0	32.3	32.9	32.9
Other Statistics (Dollars and Shares in Millions)
Common shares outstanding (a)	1,507	1,534	1,608	1,656	1,697
Average common shares outstanding and common stock equivalents
Earnings per common share	1,509	1,581	1,634	1,677	1,718
Diluted earnings per common share	1,510	1,583	1,638	1,683	1,724
Number of shareholders (b)	32,520	33,515	35,154	36,841	38,794
Common dividends declared	$2,541	$2,493	$2,190	$1,950	$1,842
(a)	Defined as total common shares less common stock held in treasury at December 31.
(b)	Based on number of common stock shareholders of record at December 31.
The common stock of U.S. Bancorp is traded on the New York Stock Exchange, under the ticker symbol “USB.” At January 31, 2021, there were 32,468 holders of record of the Company’s common stock.
Stock Performance Chart
The following chart compares the cumulative total shareholder return on the Company’s common stock during the five years ended December 31, 2020, with the cumulative total return on the Standard & Poor’s 500 Index and the KBW Bank Index. The comparison assumes $100 was invested on December 31, 2015, in the Company’s common stock and in each of the foregoing indices and assumes the reinvestment of all dividends. The comparisons in the graph are based upon historical data and are not indicative of, nor intended to forecast, future performance of the Company’s common stock.

U.S. Bancorp
Consolidated Daily Average Balance Sheet and Related Yields and Rates (a) (Unaudited)

	2020			2019
Year Ended December 31 (Dollars in Millions)	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates
Assets
Investment securities	$125,954	$2,488	1.98%	$117,150	$2,950	2.52%
Loans held for sale	6,985	216	3.10	3,769	162	4.30
Loans (b)
Commercial	113,967	3,192	2.80	103,198	4,229	4.10
Commercial real estate	40,548	1,457	3.59	39,386	1,919	4.87
Residential mortgages	73,667	2,666	3.62	67,747	2,644	3.90
Credit card	22,332	2,392	10.71	23,309	2,680	11.50
Other retail	56,755	2,352	4.14	57,046	2,682	4.70
Covered loans	–	–	–	–	–	–
Total loans	307,269	12,059	3.92	290,686	14,154	4.87
Other earning assets	41,194	179	.43	18,932	341	1.80
Total earning assets	481,402	14,942	3.10	430,537	17,607	4.09
Allowance for loan losses	(6,858)			(4,007)
Unrealized gain (loss) on investment securities	2,901			(117)
Other assets	53,762			49,240
Total assets	$531,207			$475,653
Liabilities and Shareholders’ Equity
Noninterest-bearing deposits	$98,539			$73,863
Interest-bearing deposits
Interest checking	84,276	65	.08	72,553	227	.31
Money market savings	125,786	528	.42	109,849	1,637	1.49
Savings accounts	52,142	46	.09	46,130	111	.24
Time deposits	37,872	311	.82	44,417	880	1.98
Total interest-bearing deposits	300,076	950	.32	272,949	2,855	1.05
Short-term borrowings	19,182	144	.75	18,137	370	2.04
Long-term debt	44,040	924	2.10	41,572	1,227	2.95
Total interest-bearing liabilities	363,298	2,018	.56	332,658	4,452	1.34
Other liabilities	16,494		.	15,880
Shareholders’ equity
Preferred equity	6,042			5,984
Common equity	46,204			46,639
Total U.S. Bancorp shareholders’ equity	52,246			52,623
Noncontrolling interests	630			629
Total equity	52,876			53,252
Total liabilities and equity	$531,207			$475,653
Net interest income		$12,924			$13,155
Gross interest margin			2.54%			2.75%
Gross interest margin without taxable-equivalent increments			2.52%			2.73%
Percent of Earning Assets
Interest income			3.10%			4.09%
Interest expense			.42			1.03
Net interest margin			2.68%			3.06%
Net interest margin without taxable-equivalent increments			2.66%			3.04%
*	Not meaningful
(a)	Interest and rates are presented on a fully taxable-equivalent basis based on a federal income tax rate of 21 percent for 2020, 2019 and 2018 and 35 percent for 2017 and 2016.
(b)	Interest income and rates on loans include loan fees. Nonaccrual loans are included in average loan balances.

2018			2017			2016			2020 v 2019
Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	% Change Average Balances

$113,940	$2,674	2.35%	$111,820	$2,328	2.08%	$107,922	$2,181	2.02%	7.5%
3,230	165	5.12	3,574	144	4.04	4,181	154	3.70	85.3

98,854	3,795	3.84	95,904	3,131	3.26	92,043	2,596	2.82	10.4
39,977	1,881	4.71	42,077	1,788	4.25	43,040	1,698	3.94	3.0
61,893	2,366	3.82	58,784	2,180	3.71	55,682	2,070	3.72	8.7
21,672	2,545	11.74	20,906	2,358	11.28	20,490	2,204	10.76	(4.2)
56,136	2,466	4.39	55,416	2,272	4.10	52,330	2,114	4.04	(.5)
2,169	134	6.17	3,450	175	5.07	4,226	200	4.73	*
280,701	13,187	4.70	276,537	11,904	4.30	267,811	10,882	4.06	5.7
17,196	272	1.58	14,490	183	1.26	9,963	125	1.26	*
415,067	16,298	3.93	406,421	14,559	3.58	389,877	13,342	3.42	11.8
(3,939)			(3,862)			(3,837)			(71.2)
(1,650)			(348)			593			*
47,536			46,371			46,680			9.2
$457,014			$448,582			$433,313			11.7

$78,196			$81,933			$81,176			33.4%

70,154	150	.21	67,953	84	.12	61,726	42	.07	16.2
101,732	1,078	1.06	106,476	644	.61	96,518	349	.36	14.5
44,713	56	.13	43,393	32	.07	40,382	34	.09	13.0
38,667	585	1.51	33,759	281	.83	33,008	197	.60	(14.7)
255,266	1,869	.73	251,581	1,041	.41	231,634	622	.27	9.9
21,790	387	1.78	15,022	149	1.00	19,906	97	.49	5.8
37,450	1,007	2.69	35,601	784	2.20	36,220	754	2.08	5.9
314,506	3,263	1.04	302,204	1,974	.65	287,760	1,473	.51	9.2
13,921			15,348			16,389			3.9

5,636			5,490			5,501			1.0
44,127			42,976			41,838			(.9)
49,763			48,466			47,339			(.7)
628			631			649			.2
50,391			49,097			47,988			(.7)
$457,014			$448,582			$433,313			11.7
	$13,035			$12,585			$11,869
		2.89%			2.93%			2.91%
		2.86%			2.88%			2.86%

		3.93%			3.58%			3.42%
		.79			.48			.38
		3.14%			3.10%			3.04%
		3.11%			3.05%			2.99%

Company Information

General Business Description
U.S. Bancorp is a multi-state financial services holding company headquartered in Minneapolis, Minnesota that is registered as a bank holding company under the Bank Holding Company Act of 1956 (the “BHC Act”), and has elected to be treated as a financial holding company under the BHC Act. The Company provides a full range of financial services, including lending and depository services, cash management, capital markets, and trust and investment management services. It also engages in credit card services, merchant and ATM processing, mortgage banking, insurance, brokerage and leasing.
U.S. Bancorp’s banking subsidiary, U.S. Bank National Association, is engaged in the general banking business, principally in domestic markets. U.S. Bank National Association, with $443 billion in deposits at December 31, 2020, provides a wide range of products and services to individuals, businesses, institutional organizations, governmental entities and other financial institutions. Commercial and consumer lending services are principally offered to customers within the Company’s domestic markets, to domestic customers with foreign operations and to large national customers operating in specific industries targeted by the Company, such as healthcare, utilities, oil and gas, and state and municipal government. Lending services include traditional credit products as well as credit card services, lease financing and import/export trade, asset-backed lending, agricultural finance and other products. Depository services include checking accounts, savings accounts and time certificate contracts. Ancillary services such as capital markets, treasury management and receivable lock-box collection are provided to corporate customers. U.S. Bancorp’s bank and trust subsidiaries provide a full range of asset management and fiduciary services for individuals, estates, foundations, business corporations and charitable organizations.
Other U.S. Bancorp non-banking subsidiaries offer investment and insurance products to the Company’s customers principally within its domestic markets, and fund administration services to a broad range of mutual and other funds.
Banking and investment services are provided through a network of 2,434 banking offices as of December 31, 2020, principally operating in the Midwest and West regions of the United States, through on-line services, over mobile devices and through other distribution channels. The Company operates a network of 4,232 ATMs as of December 31, 2020, and provides 24-hour, seven day a week telephone customer service. Mortgage banking services are provided through banking offices and loan production offices throughout the Company’s domestic markets. Lending products may be originated through banking offices, indirect correspondents, brokers or other lending sources. The Company is also one of the largest providers of corporate and purchasing card services and corporate trust services in the United States. A wholly-owned subsidiary, Elavon, Inc. (“Elavon”), provides domestic merchant processing services directly to merchants. Wholly-owned subsidiaries of Elavon provide similar merchant services in Canada and segments of Europe. The Company also provides corporate trust and fund administration services in Europe. These foreign operations are not significant to the Company.
During the past year, the COVID-19 pandemic has created economic and operational disruptions that have affected the Company’s business. Due to responses to the pandemic by the Company, its customers, its counterparties and governmental authorities, including “stay-at-home” orders, the Company temporarily, and in some cases permanently, closed certain of its offices and reduced operating hours and/or lobby services at its branches. Although, as of December 31, 2020, the Company has resumed operations at locations that were temporarily closed, customer behavior has evolved greatly as more customers are migrating quickly to on-line and digital-based products and services. To meet these evolving customer preferences, the Company has continued and accelerated the development of digital-based products and services, as well as reduced the number of higher-cost physical branches.
On a full-time equivalent basis, as of December 31, 2020, U.S. Bancorp employed 68,108 people.
Risk Factors
An investment in the Company involves risk, including the possibility that the value of the investment could fall substantially and that dividends or other distributions on the investment could be reduced or eliminated. Below are risk factors that are material to, and could adversely affect, the Company’s financial results and condition and the value of, and return on, an investment in the Company.
Economic and Market Conditions Risk
The COVID-19 pandemic has caused and may continue to cause significant harm to the global economy and the Company’s businesses
The COVID-19 pandemic has had, and is expected to continue to have, significant effects on global economic conditions, including disruption and volatility of financial markets, increased unemployment and other negative outcomes. It is expected that these negative effects will continue for the duration of the pandemic, and, if the pandemic is prolonged, or other diseases emerge, these negative effects on the global economy could worsen.
The continuation of the economic conditions caused by COVID-19 are expected to have a material adverse effect on the Company and its business, including: (i) reduced demand for the Company’s products and services; (ii) possible increased recognition of credit losses and increases in the allowance for credit losses (particularly if unemployment continues to rise and customers draw on their lines of credit); (iii) possible downgrades to the Company’s credit ratings; (iv) increased constraints on liquidity and capital; (v) the possibility of reduced revenues from the Company’s credit and debit card, corporate payments products and merchant processing services product offerings, including because of business closures, unemployment or requirements for consumers to stay at home; and (vi) the possibility that the Company’s employees are unable to work effectively, including because of illness, quarantines, work-from-home arrangements or other restrictions relating to the pandemic.
Although the United States government has taken steps to attempt to mitigate some of the effects of the pandemic, including the passage of the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act, implementation of other programs such as the Paycheck Protection Program (“PPP”), and the provision of additional PPP funding and other COVID-related relief as part of the 2021 Consolidated Appropriations Act, which was signed into law in December 2020, there can be no assurance that these measures, and similar other measures taken by certain foreign governments to mitigate some of the effects of the pandemic, will achieve all of their desired results. In addition, these measures were of limited duration and/or received limited funding, and certain programs such as temporary lending facilities administered by the Federal Reserve and United States Department of Treasury have ended. The Company cannot predict whether additional governmental relief will be provided in the future, what form such additional relief, if any, will take, or to what extent existing relief efforts have mitigated, or will mitigate, the more severe effects of the pandemic (and consequently the severity of any effects from the cessation of those programs).
Other negative effects of COVID-19 and the resulting economic and market disruptions will depend on developments that are highly uncertain and cannot be predicted at this time. However, it is likely that the Company’s business, financial condition, liquidity, capital and results of operations will continue to be adversely affected until the pandemic subsides and the domestic economy recovers. Further, the COVID-19 pandemic may also have the effect of heightening many of the other risks described in this section. Even after the pandemic subsides, it is possible that the domestic and other major global economies will continue to experience a prolonged recession, which the Company expects would adversely affect its business, financial condition, liquidity, capital and results of operations, potentially materially.
Deterioration in business and economic conditions could adversely affect the Company’s lending business and the value of loans and debt securities it holds
The Company’s business activities and earnings are affected by general business conditions in the United States and abroad, including factors such as the level and volatility of short-term and long-term interest rates, inflation, home prices, unemployment and under-employment levels, bankruptcies, household income, consumer spending, fluctuations in both debt and equity capital markets, liquidity of the global financial markets, the availability and cost of capital and credit, investor sentiment and confidence in the financial markets, and the strength of the domestic and global economies in which the Company operates. Changes in these conditions caused by the COVID-19 pandemic adversely affected the Company’s consumer and commercial businesses and securities portfolios, its level of charge-offs and provision for credit losses, and its results of operations during 2020, and other future changes in these conditions, whether related to the COVID-19 pandemic or otherwise, could have additional adverse effects on the Company and its businesses.
Given the high percentage of the Company’s assets represented directly or indirectly by loans, and the importance of lending to its overall business, weak economic conditions caused by COVID-19 negatively affected the Company’s business and results of operations, including new loan origination activity, existing loan utilization rates and delinquencies, defaults and the ability of customers to meet obligations under the loans. Although the effects of COVID-19 were mitigated in part by governmental programs and the Company’s measures to assist its borrowers, there can be no assurances that such measures will continue to be effective. In addition, future deterioration in economic conditions, whether caused by COVID-19 or other events, could have adverse effects on loan origination activity, loan utilization rates and delinquencies, defaults and the ability of customers to meet loan obligations. The value to the Company of other assets such as investment securities, most of which are debt securities or other financial instruments supported by loans, similarly have been, and would be, negatively impacted by widespread decreases in credit quality resulting from a weakening of the economy.
Any deterioration in global economic conditions could damage the domestic economy or negatively impact the Company’s borrowers or other counterparties that have direct or indirect exposure to these regions. Such global disruptions can undermine investor confidence, cause a contraction of available credit, or create market volatility, any of which could have material adverse effects on the Company’s businesses, results of operations, financial condition and liquidity, even if the Company’s direct exposure to the affected region is limited. Global political trends toward nationalism and isolationism, could increase the probability of a deterioration in global economic conditions.
Changes in interest rates could reduce the Company’s net interest income
The Company’s earnings are dependent to a large degree on net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. Net interest income is significantly affected by market rates of interest, which in turn are affected by prevailing economic conditions, by the fiscal and monetary policies of the federal government and by the policies of various regulatory agencies. Volatility in interest rates can also result in the flow of funds away from financial institutions into direct investments. Direct investments, such as United States government and corporate securities and other investment vehicles (including mutual funds), generally pay higher rates of return than financial institutions, because of the absence of federal insurance premiums and reserve requirements. During the first quarter of 2020, United States interest rates fell dramatically which adversely impacted, and may continue to adversely impact, the Company’s net interest income. In addition, some foreign central banks have moved to a negative interest rate environment, which has exerted downward pressure on the
profitability of banks in those regions. The Company’s financial condition could be damaged if this interest rate trend extends to the United States.
Changes in, or the discontinuance of, the London Interbank Offered Rate (“LIBOR”) as an interest rate benchmark could adversely affect the Company’s business, financial condition and results of operations
In July 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. However, in November 2020, the administrator of LIBOR proposed to extend publication of the most commonly used United States Dollar LIBOR settings to June 30, 2023 and will cease publishing two other less frequently used LIBOR settings on December 31, 2021. The United States federal banking agencies have issued guidance strongly encouraging banking organizations to cease using the United States Dollar LIBOR as a reference rate in “new” contracts as soon as practicable and in any event by December 31, 2021. It is not possible to know whether LIBOR will continue to be viewed as an acceptable market benchmark, what rate or rates may become accepted alternatives to LIBOR, or what the effect of any such changes in views or alternatives may have on the financial markets for LIBOR-linked financial instruments.
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
The market transition from LIBOR to SOFR or a different alternative reference rate is complex and could have a range of adverse impacts on the Company. In particular, any such transition or reform could, among other things, (i) adversely impact the value of, return on and trading for the Company’s financial assets or liabilities that are linked to LIBOR, including its securities, loans and derivatives; (ii) require renegotiations of outstanding financial assets and liabilities; (iii) result in additional inquiries or other actions from regulators in respect of the Company’s preparation and readiness for the LIBOR transition; (iv) increase the risk of disputes or litigation and/or increase expenses related to the transition, including with respect to any actions resulting from the Company’s interpretation and execution of its roles and responsibilities in corporate trust transactions; (v) adversely impact the Company’s reputation as it works with customers to transition loans and financial instruments from LIBOR; (vi) require successful system and analytics development and operationalization to transition the Company’s systems, loan portfolio and risk management processes away from LIBOR, which will require the Company to rely on the readiness of its customers, counterparties and third-party vendors; and (vii) cause significant disruption to financial markets that are relevant to the Company’s business segments. In addition, there can be no assurance that actions taken by the Company and third parties to address these risks and otherwise prepare for the transition from LIBOR to alternative interest rate benchmarks will be successful.
Operations and Business Risk
A breach in the security of the Company’s systems, or the systems of certain third parties, could disrupt the Company’s businesses, result in the disclosure of confidential information, damage its reputation and create significant financial and legal exposure
The Company experiences numerous attacks on its computer systems, software, networks and other technology assets daily, and the number of attacks is increasing. Although the Company devotes significant resources to maintain and regularly upgrade its systems and processes that are designed to protect the security of the Company’s computer systems, software, networks and other technology assets, as well as its intellectual property, and to protect the confidentiality, integrity and availability of information belonging to the Company and its customers, the Company’s security measures may not be effective. Adversaries continue to develop more sophisticated cyber attacks that could impact the Company. Many banking institutions, retailers and other companies engaged in data processing have reported breaches in the security of their websites or other systems, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage systems, often through the introduction of computer viruses or malware, cyber attacks and other means.
Attacks on financial or other institutions important to the overall functioning of the financial system could also adversely affect, directly or indirectly, aspects of the Company’s businesses. The increasing consolidation, interdependence and complexity of financial entities and technology systems increases the risk of operational failure, both for the Company and on an industry-wide basis, and means that a technology failure, cyber attack, or other information or security breach that significantly degrades, deletes or compromises the systems or data of one or more financial entities could materially affect counterparties or other market participants, including the Company.
Third parties that facilitate the Company’s business activities, including exchanges, clearinghouses, payment and ATM networks, financial intermediaries or vendors that provide services or technology solutions for the Company’s operations, could also be sources of operational and security risks to the Company, including with respect to breakdowns or failures of their systems, misconduct by their employees or cyber attacks that could affect their ability to deliver a product or service to the Company or result in lost or compromised information of the Company or its customers. The Company’s ability to implement back-up systems or other safeguards with respect to third-party systems is limited. Furthermore, an attack on or failure of a third-party system may not be revealed to the Company in a timely manner, which could compromise the Company’s ability to respond effectively. Some of these third parties may engage vendors of their own, which introduces the risk that these “fourth parties” could be the source of operational and security failures. In addition, if a third party or fourth party obtains access to the customer account data on the Company’s systems, and that party experiences a breach or misappropriates such data, the Company and its customers could suffer material harm, including heightened risk of fraudulent transactions, losses from fraudulent transactions, increased operational costs to remediate any security breach and reputational harm. These risks are expected to continue to increase as the Company expands its interconnectivity with its customers and other third parties.
During the past several years a number of retailers and hospitality companies have disclosed substantial cyber security breaches affecting debit and credit card accounts of their customers, some of whom were the Company’s cardholders and who may experience fraud on their card accounts as a result of a breach. The Company might suffer losses associated with reimbursing its customers for such fraudulent transactions, as well as for other costs related to data security compromise events, such as replacing cards associated with compromised card accounts. These attacks involving Company cards are likely to continue and could, individually or in the aggregate, have a material adverse effect on the Company’s financial condition or results of operations.
It is possible that the Company may not be able to anticipate or to implement effective preventive measures against all security breaches of these types, because the techniques used change frequently, generally increase in sophistication, often are not recognized until launched, sometimes go undetected even when successful, and originate from a wide variety of sources, including organized crime, hackers, terrorists, activists, hostile foreign governments and other external parties. Those parties may also attempt to fraudulently induce employees, customers or other users of the Company’s systems to disclose sensitive information to gain access to the Company’s data or that of its customers or clients, such as through “phishing” and other “social engineering” schemes. Other types of attacks may include computer viruses, malicious or destructive code, denial-of-service attacks, ransomware or ransom demands. During the COVID-19 pandemic, the Company has experienced increased information security risks, primarily as a result of the increase in work-from-home arrangements. These risks may increase in the future as the Company continues to increase its mobile and internet-based product offerings and expands its internal usage of web-based products and applications, which is expected to remain elevated at least as long as the COVID-19 pandemic continues. In addition, the Company’s customers often use their own devices, such as computers, smart phones and tablet computers, to make payments and manage their accounts, and are subject to “phishing” and other attempts from cyber criminals to compromise or deny access to their accounts. The Company has limited ability to assure the safety and security of its customers’ transactions with the Company to the extent they are using their own devices, which have been, and likely will continue to be, subject to such threats.
In the event that the Company’s physical or cyber security systems are penetrated or circumvented, or an authorized user intentionally or unintentionally removes, loses or destroys operations data, serious negative consequences for the Company can follow, including significant disruption of the Company’s operations, misappropriation of confidential Company and/or customer information, or damage to the Company’s or customers’ or counterparties’ computers or systems. These consequences could result in violations of applicable privacy and other laws; financial loss to the Company or to its customers; loss of confidence in the Company’s security measures; customer dissatisfaction; significant litigation exposure; regulatory fines, penalties or intervention; reimbursement or other compensatory costs (including the costs of credit monitoring services); additional compliance costs; and harm to the Company’s reputation, all of which could adversely affect the Company.
Because the investigation of any information security breach is inherently unpredictable and would require substantial time to complete, the Company may not be able to quickly remediate the consequences of any breach, which may increase the costs, and enhance the negative consequences associated with a breach. In addition, to the extent the Company’s insurance covers aspects of any breach, such insurance may not be sufficient to cover all of the Company’s losses.
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
The Company could also incur losses resulting from the risk of fraud by employees or persons outside the Company, unauthorized access to its computer systems, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements, and business continuation and disaster recovery. This risk of loss also includes the potential legal actions, fines or civil money penalties that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity.
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
Operational risks for large financial institutions such as the Company have generally increased in recent years, in part because of the proliferation of new technologies, implementation of work-from-home arrangements such as during the COVID-19 pandemic, the use of internet services and telecommunications technologies to conduct financial transactions, the increased number and complexity of transactions being processed, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. In the event of a breakdown in the internal control system, improper operation of systems or improper employee or third-party actions, the Company could suffer financial loss, face legal or regulatory action and suffer damage to its reputation.
The Company could face material legal and reputational harm if it fails to safeguard personal information
The Company is subject to complex and evolving laws and regulations, both inside and outside the United States, governing the privacy and protection of personal information. Protected individuals can include the Company’s customers (and in some cases its customers’ customers), its employees, and the employees of the Company’s suppliers, counterparties and other third parties. Complying with laws and regulations applicable to the Company’s collection, use, transfer and storage of personal information can increase operating costs, impact the development of new products or services, and reduce operational efficiency. Any mishandling or misuse of personal information by the Company or a third party affiliated with the Company could expose the Company to litigation or regulatory fines, penalties or other sanctions.
In the United States, several states have recently enacted consumer privacy laws that impose compliance obligations with respect to personal information. In particular, the California Consumer Privacy Act (the “CCPA”) imposes significant requirements on covered companies with respect to consumer data privacy rights. In November 2020, voters in the State of California approved the California Privacy Rights Act (“CPRA”), a ballot measure that amends and supplements the CCPA by creating the California Privacy Protection Agency, a watchdog privacy agency to be appointed shortly after the CPRA’s enactment. The CPRA also modifies the CCPA by expanding both the scope of businesses covered by the law and certain rights relating to personal information and its use, collection, and disclosure by covered businesses. Compliance with the CCPA, the CPRA after it becomes effective, and other state statutes, common law, or regulations designed to protect consumer, employee, or applicant personal data could potentially require substantive technology infrastructure and process changes across many of the Company’s businesses. Non-compliance with the CCPA, CPRA, or similar laws and regulations could lead to substantial regulatory fines and penalties, damages from private causes of action, and/or reputational harm. The Company cannot predict whether any pending or future state or federal legislation will be adopted, or the substance and impact of any legislation on the Company. Future legislation could result in substantial costs to the Company and could have an adverse effect on its business, financial condition and results of operations.
The July 2020 decision by the Court of Justice of the European Union relating to transfers of personal data outside of the European Union (“Schrems II”) may impact the Company’s operations and ability to transfer personal data out of the European Union or may require additional compliance programs. While the decision invalidated the EU US Privacy Shield Framework for transferring personal data, this does not impact the Company as no financial institution was eligible to participate in the program. However, it did question the use of Standard Contractual Clauses as a valid process for processing personal data and prescribed significant due diligence obligations to be undertaken to ensure the recipient of the personal data can comply with the clauses and sufficiently protect the data. Schrems II and subsequent guidance from the European Commission and European Union Data Protection Board could result in substantial costs of compliance and failure to adhere to the guidance may subject the Company to fines or regulatory oversight.
Additional risks could arise from the failure of the Company or third parties to provide adequate disclosure or transparency to the Company’s customers about the personal information collected from them and its use; to receive, document, and honor the privacy preferences expressed by the Company’s customers; to protect personal information from unauthorized disclosure; or to maintain proper training on privacy practices for all employees or third parties who have access to personal data. Concerns regarding the effectiveness of the Company’s measures to safeguard personal information and abide by privacy preferences, or even the perception that those measures are inadequate, could cause the Company to lose existing or potential customers and thereby reduce its revenues. In addition, any failure or perceived failure by the Company to comply with applicable privacy or data protection laws and regulations could result in requirements to modify or cease certain operations or practices, and/or in material liabilities or regulatory fines, penalties, or other sanctions. Refer to “Supervision and Regulation” in the Company’s Annual Report on Form 10-K for additional information regarding data privacy laws and regulations. Any of these outcomes could damage the Company’s reputation and otherwise adversely affect its business.
The Company could lose market share and experience increased costs if it does not effectively develop and implement new technology
The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services, including innovative ways that customers can make payments or manage their accounts, such as through the use of mobile payments, digital wallets or digital currencies. The growth of many of these technologies was accelerated as a result of the COVID-19 pandemic and the shift to increased digital activity. The Company’s continued success depends, in part, upon its ability to address customer needs by using technology to provide products and services that customers want to adopt, and create additional efficiencies in the Company’s operations. When launching a new product or service or introducing a new platform for the delivery of products and services, the Company might not identify or fully appreciate new operational risks arising from those innovations or might fail to implement adequate controls to mitigate those risks. Developing and deploying new technology-driven products and services can also involve costs that the Company may not recover and divert resources away from other product development efforts. The Company may not be able to effectively develop and implement profitable new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry, including because larger competitors may have more resources to spend on developing new technologies or because non-bank competitors have a lower cost structure and more flexibility, could harm the Company’s competitive position and negatively affect its revenue and profit.
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
The Company’s business and financial performance could be adversely affected, directly or indirectly, by pandemics, terrorist activities, civil unrest or international hostilities
Neither the occurrence nor the potential impact of pandemics, terrorist activities, civil unrest or international hostilities can be predicted. However, these occurrences could impact the Company directly (for example, by interrupting the Company’s systems, which could prevent the Company from obtaining deposits, originating loans and processing and controlling its flow of business; causing significant damage to the Company’s facilities; or otherwise preventing the Company from conducting business in the ordinary course), or indirectly as a result of their impact on the Company’s borrowers, depositors, other customers, vendors or other counterparties (for example, by damaging properties pledged as collateral for the Company’s loans or impairing the ability of certain borrowers to repay their loans). The Company could also suffer adverse consequences to the extent that pandemics, terrorist activities, civil unrest or international hostilities affect the financial markets or the economy in general or in any particular region.
During the COVID-19 pandemic, the Company has experienced significant disruptions to its normal operations, including the temporary closing of branches and a sudden increase in the volume of work-from-home arrangements. In addition, the Company has been indirectly negatively affected by the pandemic’s effects on the Company’s borrowers and other customers, and by its effects on global financial markets. Many of these effects are expected to continue for the duration of the pandemic, and could worsen if the pandemic continues to spread or if any vaccines are not effective (including because of lack of acceptance) or not efficiently distributed, or if governmental and other responses to the pandemic are ineffective. The COVID-19 pandemic has caused, and other future pandemics, or terrorist activities, civil unrest or international hostilities, may cause, an increase in delinquencies, bankruptcies or defaults that could result in the Company experiencing higher levels of nonperforming assets, net charge-offs and provisions for credit losses.
The United States, and in particular, the Minneapolis/St. Paul metropolitan area following tragic events that occurred in May 2020, has also faced a period of significant civil unrest. Although civil unrest has not materially affected the Company’s businesses to date, continued unrest or similar events could, directly or indirectly, have a material adverse effect on the Company’s operations (for example, by causing shutdowns of branches or working locations of vendors and other counterparties or damaging property pledged as collateral for the Company’s loans).
The Company’s ability to mitigate the adverse consequences of these occurrences is in part dependent on the quality of the Company’s resiliency planning, and the Company’s ability, if any, to anticipate the nature of any such event that occurs. The adverse effects of pandemics, terrorist activities, civil unrest or international hostilities also could be increased to the extent that there is a lack of preparedness on the part of national or regional emergency responders or on the part of other organizations and businesses that the Company transacts with, particularly those that it depends upon, but has no control over.
The Company’s operations and financial performance could be adversely affected by natural disasters, and climate change can exacerbate those risks while adding other compliance, market, strategic and reputation risks
Natural disasters could have a material adverse effect on the Company’s financial position and results of operations, and the timing and effects of any natural disaster cannot accurately be predicted. Natural disasters, such as an earthquake, could affect the Company directly (for example, by interrupting Company systems, damaging Company facilities or otherwise preventing the Company from conducting its business in the ordinary course) or indirectly (for example, by damaging or destroying customer businesses or otherwise impairing customers’ ability to repay their loans, or by damaging or destroying property pledged as collateral for Company loans).
Both the frequency and severity of some kinds of natural disasters, including wildfires, tornadoes and hurricanes, have increased as a result of climate change, which further reduces the Company’s ability to predict their effects accurately. Climate change poses other risks to the Company’s business and financial performance as well. It may result in new and/or more stringent regulatory requirements for the Company, which could materially affect the Company’s results of operations by requiring the Company to take costly measures to comply with any new laws or regulations related to climate change that may be forthcoming. Changes to regulations or market shifts to low-carbon products could also impact the credit worthiness of some of the Company’s customers, which may require the Company to adjust its lending portfolios and business strategies.
In addition, the Company’s customers, shareholders and communities have increasing expectations for the Company to manage its environmental impact, and frequently also evaluate the Company based on the environmental impact of its customers. Failure by the Company to appropriately manage its environmental impact could have a material adverse effect on its reputation and harm its ability to keep and attract customers and employees.
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
The Company expects that its business will remain subject to extensive regulation and supervision and that the level of scrutiny and the enforcement environment may fluctuate over time, based on numerous factors, including changes in the United States presidential administration or one or both houses of Congress and public sentiment regarding financial institutions (which can be influenced by scandals and other incidents that involve participants in the industry). In particular, given the recent election results, the Company and other large financial institutions may become subject to increased scrutiny and more extensive legal and regulatory requirements than under the prior presidential and congressional regime. In addition, changes in key personnel at the agencies that regulate the Company, including the federal banking regulators, may result in differing interpretations of existing rules and guidelines and potentially more stringent enforcement and more severe penalties than previously. New regulations or modifications to existing regulations and supervisory expectations have increased, and may in the future increase, the Company’s costs over time and necessitate changes to the Company’s existing regulatory compliance and risk management infrastructure. In addition, regulatory changes may reduce the Company’s revenues, limit the types of financial services and products it may offer, alter the investments it makes, affect the manner in which it operates its businesses, increase its litigation and regulatory costs should it fail to appropriately comply with new or modified laws and regulatory requirements, and increase the ability of non-banks to offer competing financial services and products.
Changes to statutes, regulations or regulatory policies, or their interpretation or implementation, and/or regulatory practices, requirements or expectations, could affect the Company in substantial and unpredictable ways. Moreover, general regulatory practices, such as longer time frames to obtain regulatory approvals for acquisitions and other activities (and the resultant impact on businesses the Company may seek to acquire), could affect the Company’s ability or willingness to make certain acquisitions or introduce new products or services.
Federal law grants substantial supervisory and enforcement powers to federal banking regulators and law enforcement agencies, including, among other things, the ability to assess significant civil or criminal monetary penalties, fines, or restitution; to issue cease and desist or removal orders; and to initiate injunctive actions against banking organizations and institution-affiliated parties. The financial services industry continues to face scrutiny from bank supervisors in the examination process and stringent enforcement of regulations on both the federal and state levels, particularly with respect to mortgage-related practices, student lending practices, sales practices and related incentive compensation programs, and other consumer compliance matters, as well as compliance with Bank Secrecy Act/anti-money laundering (“BSA/AML”) requirements and sanctions compliance requirements as administered by the Office of Foreign Assets Control, and consumer protection issues more generally. This heightened regulatory scrutiny, or the results of an investigation or examination, may lead to additional regulatory investigations or enforcement actions. There is no assurance that those actions will not result in regulatory settlements or other enforcement actions against the Company, which could cause the Company material financial and reputational harm. Furthermore, a single event involving a potential violation of law or regulation may give rise to numerous and overlapping investigations and proceedings, either by multiple federal and state agencies and officials in the United States or, in some instances, regulators and other governmental officials in foreign jurisdictions. In addition, another financial institution’s violation of law or regulation relating to a business activity or practice often will give rise to an investigation of the same or similar activities or practices of the Company.
In general, the amounts paid by financial institutions in settlement of proceedings or investigations and the severity of other terms of regulatory settlements are likely to remain elevated. In some cases, governmental authorities have required criminal pleas or other extraordinary terms, including admissions of wrongdoing and the imposition of monitors, as part of such settlements, which could have significant consequences for a financial institution, including loss of customers, reputational harm, increased exposure to civil litigation, restrictions on the ability to access the capital markets, and the inability to operate certain businesses or offer certain products for a period of time.
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
Violations of laws and regulations or deemed deficiencies in risk management practices or consumer compliance also may be incorporated into the Company’s confidential supervisory ratings.
A downgrade in these ratings, or these or other regulatory actions and settlements, could limit the Company’s ability to conduct expansionary activities for a period of time and require new or additional regulatory approvals before engaging in certain other business activities.
Differences in regulation can affect the Company’s ability to compete effectively
The content and application of laws and regulations applicable to financial institutions vary according to the size of the institution, the jurisdictions in which the institution is organized and operates and other factors. Large institutions, such as the Company, often are subject to more stringent regulatory requirements and supervision than smaller institutions. In addition, financial technology companies and other non-bank competitors may not be subject to banking regulation, or may be regulated by a national or state agency that does not have the same regulatory priorities or supervisory requirements as the Company’s regulators. These differences in regulation can impair the Company’s ability to compete effectively with competitors that are less regulated and that do not have similar compliance costs.
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
During 2020 the Federal Reserve implemented measures requiring all large bank holding companies to preserve capital through the suspension of share repurchase programs and capping common stock dividends to existing rates that do not exceed the average of the last four quarters’ earnings. These capital preservation actions applied to the third and fourth quarters of 2020. In December 2020, the Federal Reserve announced that these bank holding companies could continue existing dividend payments and resume stock repurchases in the first quarter of 2021, as long as the combined amounts of repurchases and dividends in that quarter do not exceed the bank holding company’s average earnings per quarter over the last four quarters. However, the COVID-19 pandemic and/or additional actions by the Federal Reserve may cause the Company to suspend its share repurchase program and limit capital distributions in future periods, including reducing or suspending its common stock dividend.
Additional requirements may be imposed in the future. In December 2017, the Basel Committee finalized a package of revisions to the Basel III framework (commonly referred to as “Basel IV”). The changes are meant to improve the calculation of risk-weighted assets and the comparability of capital ratios. Federal banking regulators are expected to undertake rule-makings in future years to implement these revisions in the United States. The ultimate impact of revisions to the Basel III–based framework in the United States on the Company’s capital and liquidity will depend on the final rule-makings and the implementation process thereafter.
Refer to “Supervision and Regulation” in the Company’s Annual Report on Form 10-K for additional information regarding the Company’s capital and liquidity requirements.
The Company is subject to significant financial and reputation risks from potential legal liability and governmental actions
The Company faces significant legal risks in its businesses, and the volume of claims and amount of damages and penalties claimed in litigation and governmental proceedings against it and other financial institutions are substantial. Customers, clients and other counterparties are making claims for substantial or indeterminate amounts of damages, while banking regulators and certain other governmental authorities have focused on enforcement. The Company is named as a defendant or is otherwise involved in many legal proceedings, including class actions and other litigation. As a participant in the financial services industry, it is likely that the Company will continue to experience a high level of litigation related to its businesses and operations in the future. Substantial legal liability or significant governmental action against the Company could materially impact the Company’s financial condition and results of operations (including because such matters may be resolved for amounts that exceed established accruals for a particular period) or cause significant reputational harm to the Company.
Many financial institutions, including the Company, have received inquiries from the United States Congress, regulators and other government agencies and are subject to litigation regarding participation directly or on behalf of customers and clients in United States government programs designed to support individuals, households and businesses impacted by the economic disruptions caused by the COVID-19 pandemic. The Company’s participation in these and other programs used in response to the COVID-19 pandemic may lead to additional government and regulatory inquiries and litigation in the future, any of which could negatively impact the Company’s business, reputation, financial condition and results of operations.
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
Credit and Mortgage Business Risk
Heightened credit risk could require the Company to increase its provision for credit losses, which could have a material adverse effect on the Company’s results of operations and financial condition
When the Company lends money, or commits to lend money, it incurs credit risk, or the risk of losses if its borrowers do not repay their loans. As one of the largest lenders in the United States, the credit performance of the Company’s loan portfolios significantly affects its financial results and condition. If the current economic environment were to further deteriorate, the Company’s customers may have more difficulty in repaying their loans or other obligations, which could result in a higher level of credit losses and higher provisions for credit losses. Certain industries where the Company has credit exposure, including retail, energy, media and entertainment, lodging, and airlines, have experienced significant operational challenges as a result of COVID-19. Unexpected stress on the United States economy or the local economies in which the Company does business, including the economic stress caused by the COVID-19 pandemic, has resulted, and in the future may result, in, among other things, unexpected deterioration in credit quality of the loan portfolio, or in the value of collateral securing those loans, which, during the COVID-19 pandemic caused, and in the future could cause, the Company to establish higher provisions for credit losses.
In response to the COVID-19 pandemic and to support its customers, the Company has offered payment deferrals and other expanded assistance to customers, and, during 2020, committed to suspend mortgage payments and foreclosure sales for financially impacted customers for certain periods of time. A number of the Company’s customers sought to suspend their mortgage payments under these programs. Suspensions of mortgage payments and foreclosures and reduced pricing under these programs may adversely affect the Company’s revenue and results of operations. In addition, if these programs are not effective in mitigating the financial consequences of COVID-19 on customers, or if customers are unable to pay their loans after these programs expire, the Company may experience higher rates of default, increased credit losses and additional increases to the allowance for credit losses in future periods.
The Company reserves for credit losses by establishing an allowance through a charge to earnings to provide for loan defaults and nonperformance. The Company’s allowance for loan losses is compliant with the Current Expected Credit Loss (CECL) methodology, which is based on the portfolio’s historical loss experience, an evaluation of the risks associated with its loan portfolio, including the size and composition of the loan portfolio, current and foreseeable economic conditions and borrower and collateral quality. These conditions inform the Company’s expected lifetime loss estimates of the portfolio, which is the foundation for the allowance for credit losses. These forecasts and estimates require difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of the Company’s borrowers to repay their loans. The Company may not be able to accurately predict these economic conditions and/or some or all of their effects, which may, in turn, negatively impact the reliability of the process. The Company also makes loans to borrowers where it does not have or service the loan with the first lien on the property securing its loan. For loans in a junior lien position, the Company may not have access to information on the position or performance of the first lien when it is held and serviced by a third party, which may adversely affect the accuracy of the loss estimates for loans of these types. Increases in the Company’s allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect its financial results. In addition, the Company’s ability to assess the creditworthiness of its customers may be impaired if the models and approaches it uses to select, manage, and underwrite its customers become less predictive of future behaviors.
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
Changes in interest rates can impact the value of the Company’s mortgage servicing rights and mortgages held for sale, and can make its mortgage banking revenue volatile from quarter to quarter, which can reduce its earnings
The Company has a portfolio of MSRs, which is the right to service a mortgage loan—collect principal, interest and escrow amounts—for a fee, with a fair value of $2.2 billion as of December 31, 2020. The Company initially carries its MSRs using a fair value measurement of the present value of the estimated future net servicing income, which includes assumptions about the likelihood of prepayment by borrowers. Changes in interest rates can affect prepayment assumptions and thus fair value. When interest rates fall, prepayments tend to increase as borrowers refinance, and the fair value of MSRs can decrease, which in turn reduces the Company’s earnings. Further, it is possible that, because of economic conditions and/or a weak or deteriorating housing market, even when interest rates fall or remain low, mortgage originations may fall or any increase in mortgage originations may not be enough to offset the decrease in the MSRs’ value caused by the lower rates.
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
The Company relies on dividends from its subsidiaries for its liquidity needs, and the payment of those dividends is limited by laws and regulations
The Company is a separate and distinct legal entity from U.S. Bank National Association and its non-bank subsidiaries. The Company receives a significant portion of its cash from dividends paid by its subsidiaries. These dividends are the principal source of funds to pay dividends on the Company’s stock and interest and principal on its debt. Various federal and state laws and regulations limit the amount of dividends that U.S. Bank National Association and certain of its non-bank subsidiaries may pay to the Company without regulatory approval. Also, the Company’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to prior claims of the subsidiary’s creditors, except to the extent that any of the Company’s claims as a creditor of that subsidiary may be recognized. Refer to “Supervision and Regulation” in the Company’s Annual Report on Form 10-K for additional information regarding limitations on the amount of dividends U.S. Bank National Association may pay.
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
In addition, technology has lowered barriers to entry and made it possible for non-banks to offer products and services, such as loans and payment services, that traditionally were banking products, and made it possible for technology companies to compete with financial institutions in providing electronic, internet-based, and mobile phone–based financial solutions. Competition with non-banks, including technology companies, to provide financial products and services is intensifying. In particular, the activity of financial technology companies (“fintechs”) has grown significantly over recent years and is expected to continue to grow. Fintechs have and may continue to offer bank or bank-like products. For example, a number of fintechs have applied for bank or industrial loan charters, which, in some cases, have been granted. In addition, other fintechs have partnered with existing banks to allow them to offer deposit products or payment services to their customers. Many of these companies, including the Company’s competitors, have fewer regulatory constraints, and some have lower cost structures, in part due to lack of physical structures. Also, the potential need to adapt to industry changes in information technology systems, on which the Company and financial services industry are highly dependent, could present operational issues and require capital spending. The Company’s ability to compete successfully depends on a number of factors, including, among others, its ability to develop and execute strategic plans and initiatives; developing, maintaining and building long-term customer relationships based on quality service, competitive prices, high ethical standards and safe, sound assets; and industry and general economic trends. A failure to compete effectively could contribute to downward price pressure on the Company’s products or services or a loss of market share.
The Company may need to lower prices on existing products and services and develop and introduce new products and services to maintain market share
The Company’s success depends, in part, on its ability to adapt its products and services to evolving industry standards. There is increasing pressure to provide products and services at lower prices. Lower prices can reduce the Company’s net interest margin and revenues from its fee-based products and services. In addition, the adoption of new technologies or further developments in current technologies require the Company to make substantial expenditures to modify or adapt its existing products and services. Also, these and other capital investments in the Company’s businesses may not produce expected growth in earnings anticipated at the time of the expenditure. The Company might not be successful in developing or introducing new products and services, adapting to changing customer preferences and spending and saving habits (which may be altered significantly and with little warning, such as during the COVID-19 pandemic), achieving market acceptance of its products and services, or sufficiently developing and maintaining loyal customer relationships.
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
General Risk Factors
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
A downgrade in the Company’s credit ratings could have a material adverse effect on its liquidity, funding costs and access to capital markets
The Company’s credit ratings, which are subject credit agencies’ ongoing review of a number of factors, including factors not within the Company’s control, are important to the Company’s liquidity. A reduction in one or more of the Company’s credit ratings could adversely affect its liquidity, increase its funding costs or limit its access to the capital markets. Further, a downgrade could decrease the number of investors and counterparties willing or able, contractually or otherwise, to do business or lend to the Company, thereby adversely affecting the Company’s competitive position. There can be no assurance that the Company will maintain its current ratings and outlooks.
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

Managing Committee

Andrew Cecere
Mr. Cecere is Chairman, President and Chief Executive Officer of U.S. Bancorp. Mr. Cecere, 60, has served as President of U.S. Bancorp since January 2016, Chief Executive Officer since April 2017 and Chairman since April 2018. He also served as Vice Chairman and Chief Operating Officer from January 2015 to January 2016 and was U.S. Bancorp’s Vice Chairman and Chief Financial Officer from February 2007 until January 2015. Until that time, he served as Vice Chairman, Wealth Management and Investment Services, of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001. Previously, he had served as an executive officer of the former U.S. Bancorp, including as Chief Financial Officer from May 2000 through February 2001.
Elcio R.T. Barcelos
Mr. Barcelos is Senior Executive Vice President and Chief Human Resources Officer of U.S. Bancorp. Mr. Barcelos, 50, has served in this position since joining U.S. Bancorp in September 2020. From April 2018 until August 2020, he served as Senior Vice President and Chief People and Places Officer of the Federal National Mortgage Association (Fannie Mae), having served as Senior Vice President, Human Resources of the DXC Technology Company from April 2017 to March 2018. Previously, Mr. Barcelos served as Senior Vice President and Head of Human Resources for the Enterprise Services business of Hewlett Packard Enterprise Company from June 2015 to April 2017, and in other human resources senior leadership positions at Hewlett-Packard Company and Hewlett Packard Enterprise Company from July 2009 to June 2015. He previously served in various leadership roles at Wells Fargo and Bank of America.
James L. Chosy
Mr. Chosy is Senior Executive Vice President and General Counsel of U.S. Bancorp. Mr. Chosy, 57, has served in this position since March 2013. He also served as Corporate Secretary of U.S. Bancorp from March 2013 until April 2016. From 2001 to 2013, he served as the General Counsel and Secretary of Piper Jaffray Companies. From 1995 to 2001, Mr. Chosy was Vice President and Associate General Counsel of U.S. Bancorp, having also served as Assistant Secretary of U.S. Bancorp from 1995 through 2000 and as Secretary from 2000 until 2001.
Gregory G. Cunningham
Mr. Cunningham is Senior Executive Vice President and Chief Diversity Officer of U.S. Bancorp. Mr. Cunningham, 57, has served in this position since July 2020. From July 2019 until July 2020, he served as Senior Vice President and Chief Diversity Officer of U.S. Bancorp, having served as Vice President of
Customer Engagement of U.S. Bancorp from October 2015, when he joined U.S. Bancorp, until July 2019. Previously, Mr. Cunningham served in various roles in the marketing department of Target Corporation from January 1998 until March 2015.
Terrance R. Dolan
Mr. Dolan is Vice Chair and Chief Financial Officer of U.S. Bancorp. Mr. Dolan, 59, has served in this position since August 2016. From July 2010 to July 2016, he served as Vice Chair, Wealth Management and Investment Services, of U.S. Bancorp. From September 1998 to July 2010, Mr. Dolan served as U.S. Bancorp’s Controller. He additionally held the title of Executive Vice President from January 2002 until June 2010 and Senior Vice President from September 1998 until January 2002.
Gunjan Kedia
Ms. Kedia is Vice Chair, Wealth Management and Investment Services, of U.S. Bancorp. Ms. Kedia, 50, has served in this position since joining U.S. Bancorp in December 2016. From October 2008 until May 2016, she served as Executive Vice President of State Street Corporation where she led the core investment servicing business in North and South America and served as a member of State Street’s management committee, its senior most strategy and policy committee. Previously, Ms. Kedia was an Executive Vice President of global product management at Bank of New York Mellon from 2004 to 2008.
James B. Kelligrew
Mr. Kelligrew is Vice Chair, Corporate and Commercial Banking, of U.S. Bancorp. Mr. Kelligrew, 55, has served in this position since January 2016. From March 2014 until December 2015, he served as Executive Vice President, Fixed Income and Capital Markets, of U.S. Bancorp, having served as Executive Vice President, Credit Fixed Income, of U.S. Bancorp from May 2009 to March 2014. Prior to that time, he held various leadership positions with Wells Fargo Securities from 2003 to 2009.
Shailesh M. Kotwal
Mr. Kotwal is Vice Chair, Payment Services, of U.S. Bancorp. Mr. Kotwal, 56, has served in this position since joining U.S. Bancorp in March 2015. From July 2008 until May 2014, he served as Executive Vice President of TD Bank Group with responsibility for retail banking products and services and as Chair of its enterprise payments council. From 2006 until 2008, he served as President, International, of eFunds Corporation. Previously, Mr. Kotwal served in various leadership roles at American Express Company from 1989 until 2006, including responsibility for operations in North and South America, Europe and the Asia-Pacific regions.

Katherine B. Quinn
Ms. Quinn is Vice Chair and Chief Administrative Officer of U.S. Bancorp. Ms. Quinn, 56, has served in this position since April 2017. From September 2013 to April 2017, she served as Executive Vice President and Chief Strategy and Reputation Officer of U.S. Bancorp and has served on U.S. Bancorp’s Managing Committee since January 2015. From September 2010 until January 2013, she served as Chief Marketing Officer of WellPoint, Inc. (now known as Anthem, Inc.), having served as Head of Corporate Marketing of WellPoint from July 2005 until September 2010.
Jodi L. Richard
Ms. Richard is Vice Chair and Chief Risk Officer of U.S. Bancorp. Ms. Richard, 52, has served in this position since October 2018. She served as Executive Vice President and Chief Operational Risk Officer of U.S. Bancorp from January 2018 until October 2018, having served as Senior Vice President and Chief Operational Risk Officer from 2014 until January 2018. Prior to that time, Ms. Richard held various senior leadership roles at HSBC from 2003 until 2014, including Executive Vice President and Head of Operational Risk and Internal Control at HSBC North America from 2008 to 2014. Ms. Richard started her career at the Office of the Comptroller of the Currency in 1990 as a national bank examiner.
Mark G. Runkel
Mr. Runkel is Senior Executive Vice President and Chief Credit Officer of U.S. Bancorp. Mr. Runkel, 44, has served in this position since December 2013. From February 2011 until December 2013, he served as Senior Vice President and Credit Risk Group Manager of U.S. Bancorp Retail and Payment Services Credit Risk Management, having served as Senior Vice President and Risk Manager of U.S. Bancorp Retail and Small Business Credit Risk Management from June 2009 until February 2011. From March 2005 until May 2009, he served as Vice President and Risk Manager of U.S. Bancorp.
Dominic V. Venturo
Mr. Venturo is Senior Executive Vice President and Chief Digital Officer of U.S. Bancorp. Mr. Venturo, 54, has served in this position since July 2020. From January 2015 until July 2020, he served as Executive Vice President and Chief Innovation Officer of U.S. Bancorp, having served as Senior Vice President and Chief Innovation Officer of U.S. Bancorp Payment Services from January 2010 until January 2015. From January 2007 to December 2009, Mr. Venturo served as Senior Vice President and Chief Innovation Officer of U.S. Bancorp Retail Payment Solutions. Prior to that time, he served as Senior Vice President and held product management positions in various U.S. Bancorp Payment Services business lines from December 1998 to December 2006.
Jeffry H. von Gillern
Mr. von Gillern is Vice Chair, Technology and Operations Services, of U.S. Bancorp. Mr. von Gillern, 55, has served in this position since July 2010. From April 2001, when he joined U.S. Bancorp, until July 2010, Mr. von Gillern served as Executive Vice President of U.S. Bancorp, additionally serving as Chief Information Officer from July 2007 until July 2010.
Timothy A. Welsh
Mr. Welsh is Vice Chair, Consumer and Business Banking, of U.S. Bancorp. Mr. Welsh, 55, has served in this position since March 2019. Prior to that, he served as Vice Chair, Consumer Banking Sales and Support since joining U.S. Bancorp in July 2017. From July 2006 until June 2017, he served as a Senior Partner at McKinsey & Company where he specialized in financial services and the consumer experience. Previously, Mr. Welsh served as a Partner at McKinsey from 1999 to 2006.

Directors

Andrew Cecere
1
,3,7
Chairman, President and Chief Executive Officer
U.S. Bancorp
Warner L. Baxter
2,4
Chairman, President and Chief Executive Officer
Ameren Corporation
(Energy)
Dorothy J. Bridges
6,7
Former Senior Vice President
Federal Reserve Bank of Minneapolis
(Government)
Elizabeth L. Buse
2,3
Former Chief Executive Officer
Monitise PLC
(Financial services)
Marc N. Casper
1,5,6
Chairman, President and Chief Executive Officer
Thermo Fisher Scientific Inc.
(Life sciences and healthcare technology)
Kimberly N. Ellison-Taylor
2,6
Executive Director of Finance Thought Leadership
Oracle Corporation
(Technology)
Kimberly J. Harris
1,3,5
Retired President and Chief Executive Officer
Puget Energy, Inc.
(Energy)
Roland A. Hernandez
1,2,3
Founding Principal and Chief Executive Officer
Hernandez Media Ventures
(Media)
Olivia F. Kirtley
1,4,5
Business Consultant
(Consulting)
Karen S. Lynch
1,2,4
President and Chief Executive Officer
CVS Health Corporation
(Health care)
Richard P. McKenney
1,5,7
President and Chief Executive Officer
Unum Group
(Financial protection benefits)
Yusuf I. Mehdi
6,7
Corporate Vice President
Microsoft Corporation
(Technology)
John P. Wiehoff
6,7
Retired Chairman and Chief Executive Officer
C.H. Robinson Worldwide, Inc.
(Transportation and logistics services)
Scott W. Wine
1,2,4
Chief Executive Officer
CNH Industrial N.V.
(Agricultural machinery)

1.	Executive Committee
2.	Audit Committee
3.	Capital Planning Committee
4.	Compensation and Human Resources Committee
5.	Governance Committee
6.	Public Responsibility Committee
7.	Risk Management Committee

