Form 10-K, Exhibit 13
period 2021-12-31
US BANCORP \DE\
filed 2022-02-22
CIK 36104

Exhibit 13
The following pages discuss in detail the financial results we achieved in 2021 — results that reflect how we are creating the future now.
The following information appears in accordance with the Private Securities Litigation Reform Act of 1995:

This report contains forward-looking statements about U.S. Bancorp. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements and are based on the information available to, and assumptions and estimates made by, management as of the date hereof. These forward-looking statements cover, among other things, anticipated future revenue and expenses and the future plans and prospects of U.S. Bancorp. Forward-looking statements involve inherent risks and uncertainties, including the following risks and uncertainties and the risks and uncertainties more fully discussed in the “Risk Factors” section of this report, which could cause actual results to differ materially from those anticipated. The
COVID-19
pandemic is adversely affecting U.S. Bancorp, its customers, counterparties, employees, and third-party service providers, and the ultimate extent of the impacts on its business, financial position, results of operations, liquidity, and prospects is uncertain. Continued deterioration in general business and economic conditions or turbulence in domestic or global financial markets could adversely affect U.S. Bancorp’s revenues and the values of its assets and liabilities, reduce the availability of funding to certain financial institutions, lead to a tightening of credit, and increase stock price volatility. In addition, changes to statutes, regulations, or regulatory policies or practices could affect U.S. Bancorp in substantial and unpredictable ways. U.S. Bancorp’s results could also be adversely affected by changes in interest rates; increases in unemployment rates; deterioration in the credit quality of its loan portfolios or in the value of the collateral securing those loans; deterioration in the value of its investment securities; legal and regulatory developments; litigation; increased competition from both banks and non-banks;
civil unrest; the effects of climate change; changes in customer behavior and preferences; breaches in data security, including as a result of work-from-home arrangements; failures to safeguard personal information; effects of mergers and acquisitions and related integration; effects of critical accounting policies and judgments; and management’s ability to effectively manage credit risk, market risk, operational risk, compliance risk, strategic risk, interest rate risk, liquidity risk and reputation risk. In addition, U.S. Bancorp’s proposed acquisition of MUFG Union Bank presents risks and uncertainties, including, among others: the risk that the cost savings, any revenue synergies and other anticipated benefits of the proposed acquisition may not be realized or may take longer than anticipated to be realized; the risk that U.S. Bancorp’s business could be disrupted as a result of the announcement and pendency of the proposed acquisition and diversion of management’s attention from ongoing business operations and opportunities; the possibility that the proposed acquisition, including the integration of MUFG Union Bank, may be more costly or difficult to complete than anticipated; delays in closing the proposed acquisition; and the failure of required governmental approvals to be obtained or any other closing conditions in the definitive purchase agreement to be satisfied.
Additional factors could cause actual results to differ from expectations, including the risks discussed in the “Corporate Risk Profile” section on pages 35 to 56 and “Risk Factors” section on pages 137 to 150 of this report. In addition, factors other than these risks also could adversely affect U.S. Bancorp’s results, and the reader should not consider these risks to be a complete set of all potential risks or uncertainties. Forward-looking statements speak only as of the date hereof, and U.S. Bancorp undertakes no obligation to update them in light of new information or future events.

22	Management’s Discussion and Analysis

	22	Overview

	24	Statement of Income Analysis

	28	Balance Sheet Analysis

	35	Corporate Risk Profile

		35	Overview

		36	Credit Risk Management

		48	Residual Value Risk Management

		48	Operational Risk Management

		49	Compliance Risk Management

		49	Interest Rate Risk Management

		51	Market Risk Management

		52	Liquidity Risk Management

		55	Capital Management

	56	Line of Business Financial Review

	60	Non-GAAP Financial Measures

	62	Accounting Changes

	62	Critical Accounting Policies

	64	Controls and Procedures

65	Reports of Management and Independent Accountants

69	Consolidated Financial Statements and Notes

134	Consolidated Daily Average Balance Sheet and Related Yields and Rates

136	Supplemental Financial Data

137	Company Information

151	Managing Committee

153	Directors

Management’s Discussion and Analysis
Overview

In 2021, U.S. Bancorp and its subsidiaries (the “Company”) continued to demonstrate its financial strength and diversified business model. In a year where the economy continued to recover from the impacts of the
COVID-19
pandemic, the Company maintained its sound credit quality and strong capital and liquidity position, while continuing to invest in digital capabilities and key business initiatives to drive growth in the future.
The Company earned $8.0 billion in 2021, an increase of $3.0 billion (60.6 percent) from 2020, reflecting a decrease in the provision for credit losses, partially offset by lower pre-provision operating income. The decrease in the provision for credit losses was driven by improvement in the global economy, as well as strong credit and collateral performance. Net interest income decreased due to lower loan spreads and declining average loan balances driven by commercial loan payoffs by business customers, partially offset by changes in deposit and funding mix and higher loan fees. Noninterest income decreased due to lower mortgage banking revenue, commercial products revenue and securities gains, partially offset by improvements in payment services revenue, trust and investment management fees, deposit service charges, treasury management fees and investment products fees. Noninterest expense was higher reflecting increases in compensation expense, employee benefits expense, technology and communications expense, professional services expense, and marketing and business development expense, partially offset by lower net occupancy and equipment expense and other noninterest expense.
In 2021, the Company increased deposits significantly, while average loan balances decreased. Average loan balances in 2021 decreased $10.3 billion (3.4 percent) from 2020 primarily due to lower commercial loans driven by continued payoffs by business customers, lower commercial real estate loans as a result of customer payoffs and lower credit card loans driven by higher customer payment rates. These decreases were partially offset by higher other retail loans, driven by growth in installment loans due to strong auto and recreational vehicle lending, partially offset by lower home equity and second mortgages as more customers chose to refinance their existing first lien residential mortgage balances during the prior year due to the low interest rate environment. In addition, residential mortgages were higher due to increased loan portfolio production and slower payoffs in the mortgage portfolio. Average deposit balances in 2021 increased $35.7 billion (8.9 percent) over 2020 primarily due to higher noninterest-bearing and total savings deposit balances, partially offset by lower time deposit balances. The growth in average noninterest-bearing and total savings deposits was primarily a result of the actions taken by the federal government to increase liquidity in the financial system and government stimulus programs.
The Company’s common equity tier 1 capital to risk-weighted assets ratio, using the Basel III standardized approach was 10.0 percent at December 31, 2021. Refer to Table 22 for a summary of the statutory capital ratios in effect for the Company at December 31, 2021 and 2020. Further, credit rating organizations rate the Company’s debt among the highest of any bank in the world. This comparative financial strength provides the Company with favorable funding costs, strong liquidity and the ability to attract new customers.
The Company’s financial strength, diversified business model and strong credit quality position it well for 2022. The Company looks to continue building momentum in each of the lines of business, as the investments made in digital transformation and payments ecosystem initiatives will continue to enable customer and revenue growth, and the Company expects continued momentum in customer spend activity and loan growth.

TABLE 1	Selected Financial Data

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2021	2020	2019
Condensed Income Statement
Net interest income	$12,494	$12,825	$13,052
Taxable-equivalent adjustment (a)	106	99	103

Net interest income (taxable-equivalent basis) (b)	12,600	12,924	13,155
Noninterest income	10,227	10,401	9,831

Total net revenue	22,827	23,325	22,986
Noninterest expense	13,728	13,369	12,785
Provision for credit losses	(1,173)	3,806	1,504

Income before taxes	10,272	6,150	8,697
Income taxes and taxable-equivalent adjustment	2,287	1,165	1,751

Net income	7,985	4,985	6,946
Net (income) loss attributable to noncontrolling interests	(22)	(26)	(32)

Net income attributable to U.S. Bancorp	$7,963	$4,959	$6,914

Net income applicable to U.S. Bancorp common shareholders	$7,605	$4,621	$6,583

Per Common Share
Earnings per share	$5.11	$3.06	$4.16
Diluted earnings per share	5.10	3.06	4.16
Dividends declared per share	1.76	1.68	1.58
Book value per share (c)	32.71	31.26	29.90
Market value per share	56.17	46.59	59.29
Average common shares outstanding	1,489	1,509	1,581
Average diluted common shares outstanding	1,490	1,510	1,583
Financial Ratios
Return on average assets	1.43%	.93%	1.45%
Return on average common equity	16.0	10.0	14.1
Net interest margin (taxable-equivalent basis) (a)	2.49	2.68	3.06
Efficiency ratio (b)	60.4	57.8	55.8
Net charge-offs as a percent of average loans outstanding	.23	.58	.50
Average Balances
Loans	$296,965	$307,269	$290,686
Loans held for sale	8,024	6,985	3,769
Investment securities (d)	154,702	125,954	117,150
Earning assets	506,141	481,402	430,537
Assets	556,532	531,207	475,653
Noninterest-bearing deposits	127,204	98,539	73,863
Deposits	434,281	398,615	346,812
Short-term borrowings	14,774	19,182	18,137
Long-term debt	36,682	44,040	41,572
Total U.S. Bancorp shareholders’ equity	53,810	52,246	52,623
Period End Balances
Loans	$312,028	$297,707	$296,102
Investment securities	174,821	136,840	122,613
Assets	573,284	553,905	495,426
Deposits	456,083	429,770	361,916
Long-term debt	32,125	41,297	40,167
Total U.S. Bancorp shareholders’ equity	54,918	53,095	51,853
Asset Quality
Nonperforming assets	$878	$1,298	$829
Allowance for credit losses	6,155	8,010	4,491
Allowance for credit losses as a percentage of period-end loans	1.97%	2.69%	1.52%
Capital Ratios
Common equity tier 1 capital	10.0%	9.7%	9.1%
Tier 1 capital	11.6	11.3	10.7
Total risk-based capital	13.4	13.4	12.7
Leverage	8.6	8.3	8.8
Total leverage exposure	6.9	7.3	7.0
Tangible common equity to tangible assets (b)	6.8	6.9	7.5
Tangible common equity to risk-weighted assets (b)	9.2	9.5	9.3
Common equity tier 1 capital to risk-weighted assets, reflecting the full implementation of the current expected credit losses methodology (b)	9.6	9.3
(a)	Based on a federal income tax rate of 21 percent for those assets and liabilities whose income or expense is not included for federal income tax purposes.
(b)	See Non-GAAP Financial Measures beginning on page 60.
(c)	Calculated as U.S. Bancorp common shareholders’ equity divided by common shares outstanding at end of the period.
(d)
Excludes unrealized gains and losses on
available-for-sale
investment securities and any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale
to
held-to-maturity.

Earnings Summary
The Company reported net income attributable to U.S. Bancorp of $8.0 billion in 2021, or $5.10 per diluted common share, compared with $5.0 billion, or $3.06 per diluted common share, in 2020. Return on average assets and return on average common equity were 1.43 percent and 16.0 percent, respectively, in 2021, compared with 0.93 percent and 10.0 percent, respectively, in 2020.
Total net revenue for 2021 was $498 million (2.1 percent) lower than 2020, reflecting a 2.6 percent decrease in net interest income (2.5 percent on a taxable-equivalent basis) and a 1.7 percent decrease in noninterest income. The decrease in net interest income from the prior year was due to lower loan spreads and declining average loan balances driven by commercial loan payoffs by business customers, partially offset by changes in deposit and funding mix and higher loan fees. The decrease in noninterest income was driven by lower mortgage banking revenue, commercial products revenue and securities gains, partially offset by improvements in payment services revenue, trust and investment management fees, deposit service charges, treasury management fees and investment products fees.
Noninterest expense in 2021 was $359 million (2.7 percent) higher than 2020, reflecting increases in compensation expense, employee benefits expense, technology and communications expense, professional services expense, and marketing and business development expense, partially offset by lower net occupancy and equipment expense and other noninterest expense.
Results for 2020 Compared With 2019
For discussion related to changes in financial condition and results of operations for 2020 compared with 2019, refer to “Management’s Discussion and Analysis” in the Company’s Annual Report on Form
10-K
for the year ended December 31, 2020, which was filed with the Securities and Exchange Commission on February 23, 2021.
Pending Acquisition
 In September 2021, the Company announced that it has entered into a definitive agreement to acquire MUFG Union Bank’s core regional banking franchise from Mitsubishi UFJ Financial Group (“MUFG”), for an expected purchase price of approximately $8.0 billion, including $5.5 billion in cash and approximately 44 million shares of U.S. Bancorp common stock. The transaction excludes the purchase of MUFG Union Bank’s Global Corporate & Investment Bank, certain middle and back office functions, and other assets. MUFG Union Bank currently has approximately 300 branches in California, Washington and Oregon and is expected to add approximately $105 billion in total assets, $58 billion of loans and $90 billion of deposits to the Company’s consolidated balance sheet. The transaction is expected to close in the first half of 2022, subject to customary closing conditions, including regulatory approvals.
Statement of Income Analysis
Net Interest Income
Net interest income, on a taxable-equivalent basis, was $12.6 billion in 2021, compared with $12.9 billion in 2020. The $324 million (2.5 percent) decrease in net interest income, on a taxable-equivalent basis, in 2021 compared with 2020, was principally driven by lower loan spreads and declining average loan balances driven by commercial loan payoffs by corporate customers accessing the capital markets and government supported loan programs, partially offset by changes in deposit and funding mix and higher loan fees driven by accelerated loan forgiveness from the Small Business Administration (“SBA”) Paycheck Protection Program. Average earning assets were $24.7 billion (5.1 percent) higher in 2021, compared with 2020, reflecting increases in investment securities and other earning assets primarily representing cash balances, while average loans decreased due to continued payoffs by corporate customers. The net interest margin, on a taxable-equivalent basis, in 2021 was 2.49 percent, compared with 2.68 percent in 2020. The decrease in the net interest margin in 2021, compared with 2020, was primarily due to the mix of loans, lower loan spreads and higher investment securities and cash balances, partially offset by changes in deposit and funding mix and higher loan fees. Refer to the “Interest Rate Risk Management” section for further information on the sensitivity of the Company’s net interest income to changes in interest rates.
Average total loans were $297.0 billion in 2021, compared with $307.3 billion in 2020. The $10.3 billion (3.4 percent) decrease was primarily due to lower commercial loans, commercial real estate loans and credit card loans, partially offset by higher residential mortgages and other retail loans. Average commercial loans decreased $11.1 billion (9.8 percent), driven by continued payoffs by corporate customers that accessed the capital markets and government supported loan programs. Average commercial real estate loans decreased $1.8 billion (4.4 percent), the result of customer payoffs. Average credit card loans decreased $687 million (3.1 percent), driven by higher customer payment rates. Average residential mortgages increased $962 million (1.3 percent) due to increased loan portfolio production and slower payoffs in the mortgage portfolio. Average other retail loans increased $2.3 billion (4.1 percent), driven by growth in installment loans due to strong auto and recreational vehicle lending, partially offset by lower home equity and second mortgages as more customers chose to refinance their existing first lien residential mortgage balances during the prior year due to the low interest rate environment.

TABLE 2	Analysis of Net Interest Income (a)

Year Ended December 31 (Dollars in Millions)	2021	2020	2019	2021 v 2020	2020 v 2019
Components of Net Interest Income
Income on earning assets (taxable-equivalent basis)	$13,593	$14,942	$17,607	$(1,349)	$(2,665)
Expense on interest-bearing liabilities (taxable-equivalent basis)	993	2,018	4,452	(1,025)	(2,434)
Net interest income (taxable-equivalent basis) (b)	$12,600	$12,924	$13,155	$(324)	$(231)
Net interest income, as reported	$12,494	$12,825	$13,052	$(331)	$(227)
Average Yields and Rates Paid
Earning assets yield (taxable-equivalent basis)	2.69%	3.10%	4.09%	(.41)%	(.99)%
Rate paid on interest-bearing liabilities (taxable-equivalent basis)	.28	.56	1.34	(.28)	(.78)
Gross interest margin (taxable-equivalent basis)	2.41%	2.54%	2.75%	(.13)%	(.21)%
Net interest margin (taxable-equivalent basis)	2.49%	2.68%	3.06%	(.19)%	(.38)%
Average Balances
Investment securities (c)	$154,702	$125,954	$117,150	$28,748	$8,804
Loans	296,965	307,269	290,686	(10,304)	16,583
Earning assets	506,141	481,402	430,537	24,739	50,865
Noninterest-bearing deposits	127,204	98,539	73,863	28,665	24,676
Interest-bearing deposits	307,077	300,076	272,949	7,001	27,127
Total deposits	434,281	398,615	346,812	35,666	51,803
Interest-bearing liabilities	358,533	363,298	332,658	(4,765)	30,640
(a)	Interest and rates are presented on a fully taxable-equivalent basis based on a federal income tax rate of 21 percent.
(b)	See Non-GAAP Financial Measures beginning on page 60.
(c)
Excludes unrealized gains and losses on
available-for-sale
investment securities and any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale
to
held-to-maturity.

Average investment securities in 2021 were $28.7 billion (22.8 percent) higher than in 2020, primarily due to purchases of mortgage-backed, U.S. Treasury and state and political securities, net of prepayments and maturities.
Average total deposits for 2021 were $35.7 billion (8.9 percent) higher than 2020. Average noninterest-bearing deposits were $28.7 billion (29.1 percent) higher in 2021, compared with 2020, reflecting increases across all business lines. Average total savings deposits for 2021 were $20.4 billion (7.8 percent) higher than 2020, driven by increases in Consumer and Business
Banking balances, partially offset by decreases in Corporate and Commercial Banking balances. The growth in average noninterest-bearing and total savings deposits was primarily a result of the actions by the federal government to increase liquidity in the financial system and government stimulus programs. Average time deposits for 2021 were $13.4 billion (35.3 percent) lower than 2020, driven by decreases across most business lines. Time deposits are managed as an alternative to other funding sources, based largely on relative pricing and liquidity characteristics.

TABLE 3	Net Interest Income — Changes Due to Rate and Volume (a)

	2021 v 2020			2020 v 2019
Year Ended December 31 (Dollars in Millions)	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Increase (decrease) in

Interest Income
Investment securities	$569	$(623)	$(54)	$222	$(684)	$(462)
Loans held for sale	32	(16)	16	138	(84)	54
Loans
Commercial	(311)	(197)	(508)	442	(1,479)	(1,037)
Commercial real estate	(63)	(175)	(238)	57	(519)	(462)
Residential mortgages	35	(224)	(189)	231	(209)	22
Credit card	(74)	(40)	(114)	(112)	(176)	(288)
Other retail	95	(321)	(226)	(14)	(316)	(330)
Total loans	(318)	(957)	(1,275)	604	(2,699)	(2,095)
Other earning assets	23	(59)	(36)	401	(563)	(162)
Total earning assets	306	(1,655)	(1,349)	1,365	(4,030)	(2,665)

Interest Expense
Interest-bearing deposits
Interest checking	15	(56)	(41)	36	(198)	(162)
Money market savings	(37)	(292)	(329)	237	(1,346)	(1,109)
Savings accounts	9	(48)	(39)	14	(79)	(65)
Time deposits	(110)	(111)	(221)	(130)	(439)	(569)
Total interest-bearing deposits	(123)	(507)	(630)	157	(2,062)	(1,905)
Short-term borrowings	(33)	(41)	(74)	21	(247)	(226)
Long-term debt	(155)	(166)	(321)	73	(376)	(303)
Total interest-bearing liabilities	(311)	(714)	(1,025)	251	(2,685)	(2,434)
Increase (decrease) in net interest income	$617	$(941)	$(324)	$1,114	$(1,345)	$(231)
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
In 2021, the provision for credit losses was a benefit of $1.2 billion, compared with a provision for credit losses of $3.8 billion in 2020. The change was driven by the Company recognizing a decrease in the allowance for credit losses during 2021 as a result of improvement in the global economy, as well as strong credit and collateral performance, compared with the Company recognizing an increase in the allowance for credit losses in 2020 due to deteriorating economic conditions related to
COVID-19.
Net charge-offs decreased $1.1 billion (61.8 percent) in 2021, compared with 2020, reflecting improvements across all loan categories. Nonperforming assets decreased $420 million (32.4 percent) from December 31, 2020 to December 31, 2021, primarily driven by decreases in nonperforming commercial and commercial real estate loans.
Refer to “Corporate Risk Profile” for further information on the provision for credit losses, net charge-offs, nonperforming assets and other factors considered by the Company in assessing the credit quality of the loan portfolio and establishing the allowance for credit losses.

TABLE 4	Noninterest Income

Year Ended December 31 (Dollars in Millions)	2021	2020	2019	2021 v 2020	2020 v 2019
Credit and debit card revenue	$1,507	$1,338	$1,413	12.6%	(5.3)%
Corporate payment products revenue	575	497	664	15.7	(25.2)
Merchant processing services	1,449	1,261	1,601	14.9	(21.2)
Trust and investment management fees	1,832	1,736	1,673	5.5	3.8
Deposit service charges	724	677	909	6.9	(25.5)
Treasury management fees	614	568	578	8.1	(1.7)
Commercial products revenue	1,102	1,143	934	(3.6)	22.4
Mortgage banking revenue	1,361	2,064	874	(34.1)	*
Investment products fees	239	192	186	24.5	3.2
Securities gains (losses), net	103	177	73	(41.8)	*
Other	721	748	926	(3.6)	(19.2)
Total noninterest income	$10,227	$10,401	$9,831	(1.7)%	5.8%
*	Not meaningful.

Noninterest Income
Noninterest income in 2021 was $10.2 billion, compared with $10.4 billion in 2020. The $174 million (1.7 percent) decrease in 2021 from 2020 reflected lower mortgage banking revenue, commercial products revenue, other noninterest income and securities gains, partially offset by higher payment services revenue, trust and investment management fees, deposit service charges, treasury management fees and investment products fees. Mortgage banking revenue decreased 34.1 percent in 2021, compared with 2020, due to lower application volume, given declining refinancing activity, and related gain on sale margins, along with declines in mortgage servicing rights (“MSRs”) valuations, net of hedging activities. Commercial products revenue decreased 3.6 percent in 2021, compared with 2020, primarily due to lower capital markets activity and trading revenue, partially offset by higher syndication revenue and fees, higher non-yield
loan fees as a result of higher unused commitments, and higher foreign currency customer activity. Other noninterest income decreased 3.6 percent in 2021, compared with 2020, driven by lower equity investment income and the 2020 impact of transition services agreement revenue associated with the sale of the Company’s ATM third-party servicing business, partially offset by higher retail leasing end of term residual gains and the 2020 impact of certain asset impairments as a result of branch optimization. During 2020, payment services revenue had been adversely affected by the impact of the
COVID-19
pandemic on consumer and business
spending, particularly related to travel and entertainment activities. However, spending has strengthened across most sectors driven by government stimulus, local jurisdictions reducing restrictions and consumer behaviors normalizing. As a result, payment services revenue increased in 2021, compared with 2020, driven by a 12.6 percent increase in credit and debit card revenue, a 15.7 percent increase in corporate payment products revenue and a 14.9 percent increase in merchant processing services revenue. Credit and debit card revenue growth related to stronger sales volume and fee activity, partially offset by investment in customer acquisition. Corporate payment products revenue increased primarily due to improving business spending, while merchant processing services revenue increased driven by higher sales volume as well as merchant fees. Trust and investment management fees increased 5.5 percent driven by business growth, favorable market conditions and activity related to the acquisition of PFM Asset Management LLC (“PFM”), partially offset by higher fee waivers. Deposit service charges increased 6.9 percent primarily due to stronger customer activity. Treasury management fees increased 8.1 percent due to core growth driven by the
COVID-19
economic recovery. Investment products fees increased 24.5 percent primarily driven by favorable market conditions and growth.

TABLE 5	Noninterest Expense

Year Ended December 31 (Dollars in Millions)	2021	2020	2019	2021 v 2020	2020 v 2019
Compensation	$7,299	$6,635	$6,325	10.0%	4.9%
Employee benefits	1,429	1,303	1,286	9.7	1.3
Net occupancy and equipment	1,048	1,092	1,123	(4.0)	(2.8)
Professional services	492	430	454	14.4	(5.3)
Marketing and business development	366	318	426	15.1	(25.4)
Technology and communications	1,454	1,294	1,095	12.4	18.2
Postage, printing and supplies	274	288	290	(4.9)	(.7)
Other intangibles	159	176	168	(9.7)	4.8
Other	1,207	1,833	1,618	(34.2)	13.3
Total noninterest expense	$13,728	$13,369	$12,785	2.7%	4.6%
Efficiency ratio (a)	60.4%	57.8%	55.8%
(a)	See Non-GAAP Financial Measures beginning on page 60.

Noninterest Expense
Noninterest expense in 2021 was $13.7 billion, compared with $13.4 billion in 2020. The Company’s efficiency ratio was 60.4 percent in 2021, compared with 57.8 percent in 2020. The $359 million (2.7 percent) increase in noninterest expense in 2021 over 2020 was driven by higher compensation expense, employee benefits expense, technology and communications expense, professional services expense, and marketing and business development expense, partially offset by lower net occupancy and equipment expense and other noninterest expense. Compensation expense increased 10.0 percent in 2021 over 2020, due to higher performance-based incentives, revenue related commissions, merit increases and hiring to support business growth. Employee benefits expense increased 9.7 percent driven by higher medical claims expense, compensation related payroll taxes and pension expense. Technology and communications expense increased 12.4 percent primarily due to expenditures supporting business investments. Professional services expense increased 14.4 percent primarily due to an increase in business investment and related initiatives in 2021. Marketing and business development expense increased 15.1 percent due to the timing of marketing campaigns supporting business development and lower marketing activities in 2020 during the pandemic. Net occupancy and equipment expense decreased 4.0 percent primarily due to branch closures. Other noninterest expense decreased 34.2 percent, primarily due to higher
COVID-19
related expenses in 2020 including recognizing liabilities related to future delivery exposures for merchant and airline processing, as well as lower amortization related to tax-advantaged
projects which were scaled back in 2020 during the pandemic.
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
Pension expense is expected to decrease by approximately $20 million to $181 million in 2022, primarily related to the return on higher plan assets and a higher discount rate, partially offset by demographic experience. Because of the complexity of forecasting pension plan activities, the accounting methods utilized for pension plans, the Company’s ability to respond to factors affecting the plans and the hypothetical nature of actuarial assumptions, the actual pension expense may differ from the expected amount.
Refer to Note 17 of the Notes to the Consolidated Financial Statements for further information on the Company’s pension plan funding practices, investment policies and asset allocation strategies, and accounting policies for pension plans.
The following table shows the effect of hypothetical changes in the discount rate and long-term rate of return (“LTROR”) on the Company’s expected 2022 pension expense:

Discount Rate (Dollars in Millions)	Down 100 Basis Points	Up 100 Basis Points
Incremental benefit (expense)	$(108)	$96
Percent of 2021 net income	(1.01)%	.90%
LTROR (Dollars in Millions)	Down 100 Basis Points	Up 100 Basis Points
Incremental benefit (expense)	$(73)	$73
Percent of 2021 net income	(.68)%	.68%
Income Tax Expense
The provision for income taxes was $2.2 billion (an effective rate of 21.5 percent) in 2021, compared with $1.1 billion (an effective rate of 17.6 percent) in 2020. The higher tax rate for 2021 was due to the marginal impact of providing taxes on higher pretax earnings in 2021.
For further information on income taxes, refer to Note 19 of the Notes to Consolidated Financial Statements.
Balance Sheet Analysis
Average earning assets were $506.1 billion in 2021, compared with $481.4 billion in 2020. The increase in average earning assets of $24.7 billion (5.1 percent) was primarily due to increases in investment securities of $28.7 billion (22.8 percent) and other earning assets of $5.3 billion (12.8 percent), primarily representing higher cash balances, partially offset by a decrease in loans of $10.3 billion (3.4 percent).
For average balance information, refer to Consolidated Daily Average Balance Sheet and Related Yields and Rates on pages 134 and 135.
Loans
The Company’s loan portfolio was $312.0 billion at December 31, 2021, compared with $297.7 billion at December 31, 2020, an increase of $14.3 billion (4.8 percent). The increase was driven by increases in commercial loans of $9.2 billion (8.9 percent), other retail loans of $4.9 billion (8.7%), residential mortgages of $338 million (0.4 percent) and credit card loans of $154 million (0.7 percent), partially offset by a decrease in commercial real estate loans of $258 million (0.7 percent). Table 6 provides a summary of the loan distribution by product type, while Table 7 provides a summary of the selected loan maturity distribution by loan category. Average total loans decreased $10.3 billion (3.4 percent) in 2021, compared with 2020. The decrease was due to lower commercial loans, commercial real estate loans and credit card loans, partially offset by increases in other retail loans and residential mortgages.

TABLE 6	Loan Portfolio Distribution

	2021		2020
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total
Commercial
Commercial	$106,912	34.3%	$97,315	32.7%
Lease financing	5,111	1.6	5,556	1.9
Total commercial	112,023	35.9	102,871	34.6

Commercial Real Estate
Commercial mortgages	28,757	9.2	28,472	9.6
Construction and development	10,296	3.3	10,839	3.6
Total commercial real estate	39,053	12.5	39,311	13.2

Residential Mortgages
Residential mortgages	67,546	21.6	66,525	22.4
Home equity loans, first liens	8,947	2.9	9,630	3.2
Total residential mortgages	76,493	24.5	76,155	25.6
Credit Card	22,500	7.2	22,346	7.5

Other Retail
Retail leasing	7,256	2.3	8,150	2.7
Home equity and second mortgages	10,446	3.4	12,472	4.2
Revolving credit	2,750	.9	2,688	.9
Installment	16,514	5.3	13,823	4.6
Automobile	24,866	8.0	19,722	6.6
Student	127	—	169	.1
Total other retail	61,959	19.9	57,024	19.1
Total loans	$312,028	100.0%	$297,707	100.0%

TABLE 7	Selected Loan Maturity Distribution

At December 31, 2021 (Dollars in Millions)	One Year or Less	Over One Through Five Years	Over Five Through Fifteen Years	Over Fifteen Years		Total
Commercial	$27,220	$78,342	$6,295	$166		$112,023
Commercial real estate	8,334	22,462	4,527	3,730	(a)	39,053
Residential mortgages	337	877	7,604	67,675		76,493
Credit card	22,500	—	—	—		22,500
Other retail	2,742	20,934	23,893	14,390		61,959
Total loans	$61,133	$122,615	$42,319	$85,961		$312,028

Total of loans due after one year with:
				Predetermined Interest Rates		Floating Interest Rates
Commercial				$16,816		$67,987
Commercial real estate				10,476		20,243
Residential mortgages				53,517		22,639
Credit card				—		—
Other retail				47,261		11,956
Total				$128,070		$122,825
(a)	Primarily represents construction loans for single-family residences or loans guaranteed by the SBA.

TABLE 8	Commercial Loans by Industry Group and Geography

	2021		2020
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
Industry Group
Real-estate related	$16,646	14.9%	$14,032	13.6%
Financial institutions	14,002	12.5	11,208	10.9
Automotive	7,590	6.8	4,395	4.3
Personal, professional and commercial services	7,095	6.3	7,597	7.4
Healthcare	6,923	6.2	7,815	7.6
Technology	5,119	4.6	3,937	3.8
Retail	4,717	4.2	5,277	5.1
Media and entertainment	4,623	4.1	5,737	5.6
Capital goods	4,099	3.6	2,911	2.8
Food and beverage	4,097	3.6	3,869	3.8
Transportation	3,895	3.5	3,441	3.3
Education and non-profit	3,721	3.3	4,698	4.6
Metals and mining	3,342	3.0	2,892	2.8
State and municipal government	3,166	2.8	3,157	3.1
Power	3,028	2.7	2,150	2.1
Building materials	2,687	2.4	2,813	2.7
Energy	2,299	2.1	2,624	2.6
Agriculture	1,796	1.6	1,950	1.9
Other	13,178	11.8	12,368	12.0
Total	$112,023	100.0%	$102,871	100.0%
Geography
California	$15,439	13.8%	$14,053	13.7%
New York	7,483	6.7	6,129	6.0
Texas	6,748	6.0	6,163	6.0
Minnesota	6,730	6.0	7,251	7.0
Illinois	6,572	5.9	5,795	5.6
Ohio	4,310	3.8	4,394	4.3
Wisconsin	3,894	3.5	3,996	3.9
New Jersey	3,825	3.4	2,148	2.1
Virginia	3,822	3.4	2,098	2.0
Missouri	3,817	3.4	4,085	4.0
All other states	49,383	44.1	46,759	45.4
Total	$112,023	100.0%	$102,871	100.0%
Commercial
Commercial loans, including lease financing, increased $9.2 billion (8.9 percent) at December 31, 2021, compared with December 31, 2020, driven by strong new business and higher utilization. Average commercial loans decreased $11.1 billion (9.8 percent) in 2021, compared with 2020. Table 8 provides a summary of commercial loans by industry and geographical location.

TABLE 9	Commercial Real Estate Loans by Property Type and Geography

	2021		2020
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
Property Type
Multi-family	$9,293	23.8%	$8,672	22.1%
Business owner occupied	8,238	21.1	8,622	21.9
Office	5,814	14.9	6,081	15.5
Industrial	3,672	9.4	2,941	7.5
Retail	3,382	8.7	3,645	9.3
Residential land and development	2,788	7.1	2,724	6.9
Lodging	2,422	6.2	2,814	7.1
Other	3,444	8.8	3,812	9.7
Total	$39,053	100.0%	$39,311	100.0%
Geography
California	$9,683	24.8%	$9,653	24.6%
Washington	3,680	9.4	3,427	8.7
Minnesota	1,717	4.4	1,869	4.7
Colorado	1,684	4.3	1,680	4.3
Texas	1,662	4.3	1,600	4.1
Oregon	1,526	3.9	1,738	4.4
Florida	1,520	3.9	1,265	3.2
Illinois	1,409	3.6	1,487	3.8
Wisconsin	1,391	3.6	1,585	4.0
Ohio	1,215	3.1	1,213	3.1
All other states	13,566	34.7	13,794	35.1
Total	$39,053	100.0%	$39,311	100.0%
Commercial Real Estate
The Company’s portfolio of commercial real estate loans, which includes commercial mortgages and construction and development loans, decreased $258 million (0.7 percent) at December 31, 2021, compared with December 31, 2020. The decrease was primarily the result of customers paying down balances. Average commercial real estate loans decreased $1.8 billion (4.4 percent) in 2021, compared with 2020. Table 9 provides a summary of commercial real estate loans by property type and geographical location.
At December 31, 2021 and 2020, $72 million and $80 million, respectively, of tax-exempt
industrial development loans were
secured by real estate. The Company’s commercial mortgage and construction and development loans had unfunded commitments of $11.8 billion and $11.3 billion at December 31, 2021 and 2020, respectively.
The Company also finances the operations of real estate developers and other entities with operations related to real estate. These loans are not secured directly by real estate but have similar characteristics to commercial real estate loans. These loans were included in the commercial loan category and totaled $16.6 billion and $14.0 billion at December 31, 2021 and 2020, respectively.

TABLE 10	Residential Mortgages by Geography

	2021		2020
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
California	$23,568	30.8%	$22,994	30.2%
Washington	4,002	5.2	3,943	5.2
Minnesota	3,767	4.9	4,378	5.7
Colorado	3,612	4.7	3,777	5.0
Illinois	3,392	4.4	3,786	5.0
Florida	3,340	4.4	3,112	4.1
Arizona	2,684	3.5	2,865	3.8
Oregon	2,332	3.1	2,399	3.1
Texas	2,209	2.9	2,244	2.9
Ohio	2,072	2.7	2,241	2.9
All other states	25,515	33.4	24,416	32.1
Total	$76,493	100.0%	$76,155	100.0%
Residential Mortgages
Residential mortgages held in the loan portfolio at December 31, 2021, increased $338 million (0.4 percent) compared to December 31, 2020, due to increased loan portfolio production and slower payoffs. Average residential mortgages increased $962 million (1.3 percent) in 2021, compared with 2020. Residential mortgages originated and placed in the Company’s loan portfolio include well-secured jumbo mortgages and branch-originated first lien home equity loans to borrowers with high credit quality.
Credit Card
Total credit card loans increased $154 million (0.7 percent) at December 31, 2021, compared with December 31, 2020, reflecting increased consumer spending.
Average credit card balances decreased $687 million (3.1 percent) in 2021, compared with 2020.
Other Retail
Total other retail loans, which include retail leasing, home equity and second mortgages and other retail loans, increased $4.9 billion (8.7 percent) at December 31, 2021, compared with December 31, 2020, reflecting increases in auto loans and installment loans, partially offset by decreases in home equity loans and retail leasing balances. Average other retail loans increased $2.3 billion (4.1 percent) in 2021, compared with 2020. Tables 10, 11 and 12 provide a geographic summary of residential mortgages, credit card loans and other retail loans outstanding, respectively, as of December 31, 2021 and 2020.

TABLE 11	Credit Card Loans by Geography

	2021		2020
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
California	$2,134	9.5%	$2,175	9.7%
Texas	1,343	6.0	1,300	5.8
Ohio	1,113	4.9	1,153	5.2
Minnesota	1,109	4.9	1,126	5.0
Illinois	1,108	4.9	1,095	4.9
Florida	1,046	4.6	974	4.4
Wisconsin	895	4.0	926	4.1
Michigan	822	3.7	848	3.8
Colorado	761	3.4	773	3.5
Washington	757	3.4	789	3.5
All other states	11,412	50.7	11,187	50.1
Total	$22,500	100.0%	$22,346	100.0%

TABLE 12	Other Retail Loans by Geography

	2021		2020
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
California	$9,605	15.5%	$9,179	16.1%
Texas	7,570	12.2	6,381	11.2
Florida	3,850	6.2	3,135	5.5
Minnesota	2,947	4.8	3,009	5.3
Illinois	2,692	4.3	2,571	4.5
Ohio	2,634	4.2	2,579	4.5
New York	2,014	3.3	1,766	3.1
Washington	1,913	3.1	1,809	3.2
Colorado	1,859	3.0	1,886	3.3
Missouri	1,683	2.7	1,687	2.9
All other states	25,192	40.7	23,022	40.4
Total	$61,959	100.0%	$57,024	100.0%

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
Loans Held for Sale
Loans held for sale, consisting primarily of residential mortgages to be sold in the secondary market, were
$7.8 billion at December 31, 2021, compared with $8.8 billion at December 31, 2020. The decrease in loans held for sale was principally due to a lower level of mortgage loan closings in late 2021, compared with the same period of 2020. Almost all of the residential mortgage loans the Company originates or purchases for sale follow guidelines that allow the loans to be sold into existing, highly liquid secondary markets; in particular in government agency transactions and to government sponsored enterprises (“GSEs”).

TABLE 13	Investment Securities

	2021				2020
At December 31 (Dollars in Millions)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield (d)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield (d)
Held-to-maturity
Mortgage-backed securities (a)	$41,858	$41,812	7.4	1.45%	$—	$—	—	—%
Total held-to-maturity	$41,858	$41,812	7.4	1.45%	$—	$—	—	—%
Available-for-sale
U.S. Treasury and agencies	$36,648	$36,609	6.7	1.54%	$21,954	$22,391	3.8	1.37%
Mortgage-backed securities (a)	85,394	85,564	4.9	1.58	103,282	105,374	3.0	1.47
Asset-backed securities (a)	62	66	5.2	1.53	200	205	6.2	1.47
Obligations of state and political subdivisions (b)(c)	10,130	10,717	6.6	3.67	8,166	8,861	6.3	3.99
Other	7	7	3.4	2.07	9	9	.1	1.81
Total available-for-sale	$132,241	$132,963	5.5	1.73%	$133,611	$136,840	3.4	1.61%
(a)	Information related to asset and mortgage-backed securities included above is presented based upon weighted-average maturities that take into account anticipated future prepayments.
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

Investment Securities
The Company uses its investment securities portfolio to manage interest rate risk, provide liquidity (including the ability to meet regulatory requirements), generate interest and dividend income, and as collateral for public deposits and wholesale funding sources. While the Company intends to hold its investment securities indefinitely, it may sell available-for-sale
investment securities in response to structural changes in the balance sheet and related interest rate risk and to meet liquidity requirements, among other factors.
Investment securities totaled $174.8 billion at December 31, 2021, compared with $136.8 billion at December 31, 2020. The $38.0 billion (27.8 percent) increase reflected $41.9 billion of net investment purchases, partially offset by a $3.8 billion unfavorable change in net unrealized gains (losses) on available-for-sale
investment securities. During the fourth quarter of 2021, the Company transferred $43.1 billion amortized cost ($41.8 billion fair value) of available-for-sale
investment securities to the
held-to-maturity
category to reflect its new intent for these securities. The Company had no outstanding investment securities classified as held-to-maturity
at December 31, 2020.
Average investment securities were $154.7 billion in 2021, compared with $126.0 billion in 2020. The weighted-average yield of the available-for-sale
investment securities portfolio was 1.73 percent at December 31, 2021, compared with 1.61 percent at December 31, 2020. The weighted-average maturity of the available-for-sale
investment securities portfolio was 5.5 years at December 31, 2021, compared with 3.4 years at December 31, 2020. The weighted-average yield of the held-to-maturity
investment securities portfolio was 1.45 percent at December 31, 2021. The weighted-average maturity of the held-to-maturity
investment securities portfolio was 7.4 years at December 31, 2021. Investment securities by type are shown in Table 13.
The Company’s
available-for-sale
investment securities are carried at fair value with changes in fair value reflected in other comprehensive income (loss) unless a portion of a security’s unrealized loss is related to credit and an allowance for credit losses is necessary. At December 31, 2021, the Company’s net unrealized gains on available-for-sale
investment securities were $722 million, compared with $3.2 billion at December 31, 2020. The unfavorable change in net unrealized gains was primarily due to decreases in the fair value of mortgage-backed and U.S. Treasury securities as a result of changes in interest rates, partially offset by the impact of the transfer of available-for-sale
investment securities to the
held-to-maturity
category. Gross unrealized losses on
available-for-sale
investment securities totaled $812 million at December 31, 2021, compared with $53 million at December 31, 2020. When evaluating credit losses, the Company considers various factors such as the nature of the investment security, the credit ratings or financial condition of the issuer, the extent of the unrealized loss, expected cash flows of the underlying collateral, the existence of any government or agency guarantees, and market conditions. At December 31, 2021, the Company had no plans to sell securities with unrealized losses, and believes it is more likely than not that it would not be required to sell such securities before recovery of their amortized cost.
Refer to Notes 5 and 22 in the Notes to Consolidated Financial Statements for further information on investment securities.
Deposits
Total deposits were $456.1 billion at December 31, 2021, compared with $429.8 billion at December 31, 2020. The $26.3 billion (6.1 percent) increase in total deposits reflected increases in noninterest-bearing and total savings deposits, partially offset by a decrease in time deposits. Average total deposits in 2021 increased $35.7 billion (8.9 percent) over 2020.
Noninterest-bearing deposits at December 31, 2021, increased $16.8 billion (14.2 percent) from December 31, 2020. The increase was driven by higher Wealth Management and Investment Services, and Corporate and Commercial Banking balances. Average noninterest-bearing deposits increased $28.7 billion (29.1 percent) in 2021, compared with 2020.
Interest-bearing savings deposits increased $17.5 billion (6.2 percent) at December 31, 2021, compared with December 31, 2020. The increase was related to higher interest checking and savings account deposit balances, partially offset by lower money market deposit balances. Interest checking balances increased $19.2 billion (20.0 percent) primarily due to higher Consumer and Business Banking, and Corporate and Commercial Banking balances. Savings account balances increased $8.8 billion (15.3 percent), driven by higher Consumer and Business Banking balances. Money market deposit balances decreased $10.4 billion (8.2 percent), primarily due to lower Wealth Management and Investment Services balances, partially offset by higher Corporate and Commercial Banking balances. Average interest-bearing savings deposits increased $20.4 billion (7.8 percent) in 2021, compared with 2020, reflecting higher Consumer and Business Banking balances, partially offset by lower Corporate and Commercial Banking balances.
Interest-bearing time deposits at December 31, 2021, decreased $8.0 billion (26.2 percent), compared with December 31, 2020. Average time deposits decreased $13.4 billion (35.3 percent) in 2021, compared with 2020. The decreases were primarily driven by lower Corporate and Commercial Banking, Consumer and Business Banking, and Wealth Management and Investment Services balances. Changes in time deposits are primarily related to those deposits managed as an alternative to other funding sources, based largely on relative pricing and liquidity characteristics.

TABLE 14	Deposits
The composition of deposits was as follows:

	2021		2020
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total
Noninterest-bearing deposits	$134,901	29.6%	$118,089	27.5%
Interest-bearing deposits
Interest checking	115,108	25.2	95,894	22.3
Money market savings	117,619	25.8	128,058	29.8
Savings accounts	65,790	14.4	57,035	13.3
Total savings deposits	298,517	65.4	280,987	65.4
Domestic time deposits less than $250,000	11,303	2.5	14,187	3.3
Domestic time deposits greater than $250,000	2,743	.6	4,413	1.0
Foreign time deposits	8,619	1.9	12,094	2.8
Total interest-bearing deposits	321,182	70.4	311,681	72.5
Total deposits (a)	$456,083	100.0%	$429,770	100.0%
(a)	Includes $238.0 billion and $239.0 billion of deposits at December 31, 2021 and 2020, respectively, that are not subject to any federal, state or foreign deposit insurance program.
The maturity of domestic time deposits in excess of the insurance limit and those time deposits not subject to any federal, state or foreign deposit insurance program at December 31, 2021 was as follows:

(Dollars in Millions)	Domestic Time Deposits Greater Than $250,000	Foreign Time Deposits	Total
Three months or less	$1,107	$8,619	$9,726
Three months through six months	365	—	365
Six months through one year	742	—	742
Thereafter	529	—	529
Total	$2,743	$8,619	$11,362

Borrowings
The Company utilizes both short-term and long-term borrowings as part of its asset/liability management and funding strategies. Short-term borrowings, which include federal funds purchased, commercial paper, repurchase agreements, borrowings secured by high-grade assets and other short-term borrowings, were $11.8 billion at December 31, 2021 and 2020. The $30 million (0.3 percent) increase in short-term borrowings at December 31, 2021, compared with December 31, 2020, reflected higher repurchase agreement and commercial paper balances, mostly offset by lower federal funds purchased balances.
Long-term debt was $32.1 billion at December 31, 2021, compared with $41.3 billion at December 31, 2020. The $9.2 billion (22.2 percent) decrease was primarily due to $7.0 billion of bank note repayments and maturities, $3.0 billion of medium-term note repayments and a $1.0 billion decrease in Federal Home Loan Bank (“FHLB”) advances, partially offset by $1.0 billion of bank note and $1.3 billion of subordinated note issuances.
Refer to Notes 13 and 14 of the Notes to Consolidated Financial Statements for additional information regarding short-term borrowings and long-term debt, and the “Liquidity Risk Management” section for discussion of liquidity management of the Company.
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
COVID-19
pandemic.
Credit risk is the risk of loss associated with a change in the credit profile or the failure of a borrower or counterparty to meet its contractual obligations. Interest rate risk is the current or prospective risk to earnings and capital, or market valuations, arising from the impact of changes in interest rates. Market risk arises from fluctuations in interest rates, foreign exchange rates, and security prices that may result in changes in the values of financial instruments, such as trading and available-for-sale
securities, mortgage loans held for sale (“MLHFS”), MSRs and derivatives that are accounted for on a fair value basis. Liquidity risk is the risk that financial condition or overall safety and soundness is adversely affected by the Company’s inability, or perceived inability, to meet its cash flow obligations in a timely and complete manner in either normal or stressed conditions. Operational risk is the risk to current or projected financial condition and resilience arising from inadequate or failed internal processes or systems, people (including human errors or misconduct), or adverse external events, including the risk of loss resulting from breaches in data security. Operational risk can also include the risk of loss due to failures by third parties with which the Company does business. Compliance risk is the risk that the Company may suffer legal or regulatory sanctions, financial losses, and reputational damage if it fails to adhere to compliance requirements and the Company’s compliance policies. Strategic risk is the risk to current or projected financial condition and resilience arising from adverse business decisions, poor implementation of business decisions, or lack of responsiveness to changes in the banking industry and operating environment. Reputation risk is the risk to current or anticipated earnings, capital, or franchise or enterprise value arising from negative public opinion. This risk may impair the Company’s competitiveness by affecting its ability to establish new relationships or services, or continue serving existing relationships. In addition to the risks identified above, other risk factors exist that may impact the Company. Refer to “Risk Factors” beginning on page 137, for a detailed discussion of these factors.
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
The consumer lending segment represents loans and leases made to consumer customers, including residential mortgages, credit card loans, and other retail loans such as revolving consumer lines, auto loans and leases, home equity loans and lines, and student loans, a run-off
portfolio. Home equity or second mortgage loans are junior lien closed-end
accounts fully disbursed at origination. These loans typically are fixed rate loans, secured by residential real estate, with a
10-
or
15-year
fixed payment amortization schedule. Home equity lines are revolving accounts giving the borrower the ability to draw and repay balances repeatedly, up to a maximum commitment, and are secured by residential real estate. These include accounts in either a first or junior lien position. Typical terms on home equity lines in the portfolio are variable rates benchmarked to the prime rate, with a
10-
or
15-year
draw period during which a minimum payment is equivalent to the monthly interest, followed by a
20-
or
10-year
amortization period, respectively. At December 31,
2021, substantially all of the Company’s home equity lines were in the draw period. Approximately $1.2 billion, or 13 percent, of the outstanding home equity line balances at December 31, 2021, will enter the amortization period within the next 36 months. Key risk characteristics relevant to consumer lending segment loans primarily relate to the borrowers’ capacity and willingness to repay and include unemployment rates, consumer bankruptcy filings and other macroeconomic factors, customer payment history and credit scores, and in some cases, updated loan-to-value
(“LTV”) information reflecting current market conditions on real estate-based loans. These and other risk characteristics, including risk resulting from the
COVID-19
pandemic, are reflected in forecasts of delinquency levels, bankruptcies and losses which are the primary factors in determining the allowance for credit losses for the consumer lending segment.
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
COVID-19
pandemic.
During the first half of 2020, the
COVID-19
pandemic and the mitigation efforts put in place by companies, consumers and governmental authorities to contain it, created the most severe negative impact to the domestic economy since the Great Depression. During 2021, factors affecting economic conditions, including the enactment of additional benefits from government stimulus programs and broad vaccine availability in the United States, have contributed to economic improvement. As a result, economic projections for both the gross domestic product and unemployment levels improved from the prior year. However, economic uncertainty remains associated with supply chain concerns, rising inflationary concerns and additional virus variants.

Credit Diversification
The Company manages its credit risk, in part, through diversification of its loan portfolio which is achieved through limit setting by product type criteria, such as industry, and identification of credit concentrations. As part of its normal business activities, the Company offers a broad array of traditional commercial lending products and specialized products such as asset-based lending, commercial lease financing, agricultural credit, warehouse mortgage lending, small business lending, commercial real estate lending, health care lending and correspondent banking financing. The Company also offers an array of consumer lending products, including residential mortgages, credit card loans, auto loans, retail leases, home equity loans and lines, revolving credit arrangements and other consumer loans. These consumer lending products are primarily offered through the branch office network, home mortgage and loan production offices, mobile and on-line
banking, and indirect distribution channels, such as auto and recreational vehicle dealers. The Company monitors and manages the portfolio diversification by industry, customer and geography. Table 6 provides information with respect to the overall product diversification and changes in the mix during 2021.
The commercial loan class is diversified among various industries with higher concentrations in real estate and financial institutions. Additionally, the commercial loan class is diversified across the Company’s geographical markets, with a higher concentration in California. Table 8 provides a summary of significant industry groups and geographical locations of commercial loans outstanding at December 31, 2021 and 2020.
The commercial real estate loan class reflects the Company’s focus on serving business owners within states encompassing its branch office network, as well as regional and national investment-based real estate owners and builders. Within the commercial real estate loan class, different property types have varying degrees of credit risk. Table 9 provides a summary of the significant property types and geographical locations of commercial real estate loans outstanding at December 31, 2021 and 2020. At December 31, 2021, approximately 21.1 percent of the commercial real estate loans represented business owner-occupied properties that tend to exhibit less credit risk than non owner-occupied properties. The investment-based real estate mortgages are diversified among various property types with somewhat higher concentrations in multi-family, office, industrial and retail properties. From a geographical perspective, the Company’s commercial real estate loan class is generally well diversified, with a higher concentration in California.
The Company’s consumer lending segment utilizes several distinct business processes and channels to originate consumer credit, including traditional branch lending, mobile and on-line
banking, indirect lending, alliance partnerships and correspondent banks. Each distinct underwriting and origination activity manages unique credit risk characteristics and prices its loan production commensurate with the differing risk profiles.
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

The following tables provide summary information of residential mortgages and home equity and second mortgages by LTV at December 31, 2021:

Residential Mortgages (Dollars in Millions)	Interest Only	Amortizing	Total	Percent of Total
Loan-to-Value
Less than or equal to 80%	$3,680	$62,380	$66,060	86.4%
Over 80% through 90%	—	1,946	1,946	2.5
Over 90% through 100%	—	193	193	.3
Over 100%	—	72	72	.1
No LTV available	—	22	22	—
Loans purchased from GNMA mortgage pools (a)	—	8,200	8,200	10.7
Total (b)	$3,680	$72,813	$76,493	100.0%

(a)
Represents loans purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose payments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

(b)	At December 31, 2021, approximately $418 million of residential mortgage balances were considered sub-prime.

Home Equity and Second Mortgages (Dollars in Millions)	Lines	Loans	Total	Percent of Total
Loan-to-Value / Combined Loan-to-Value
Less than or equal to 80%	$9,132	$638	$9,770	93.5%
Over 80% through 90%	282	223	505	4.8
Over 90% through 100%	47	23	70	.7
Over 100%	38	4	42	.4
No LTV/CLTV available	56	3	59	.6
Total (a)	$9,555	$891	$10,446	100.0%

(a)	At December 31, 2021, approximately $33 million of home equity and second mortgage balances were considered sub-prime.
Home equity and second mortgages were $10.4 billion at December 31, 2021, compared with $12.5 billion at December 31, 2020, and included $3.0 billion of home equity lines in a first lien position and $7.4 billion of home equity and second mortgage loans and lines in a junior lien position. Loans and lines in a junior lien position at December 31, 2021, included approximately $2.6 billion of loans and lines for which the Company also serviced the related first lien loan, and approximately $4.8 billion where the Company did not service the related first lien loan. The Company was able to determine the status of the related first liens using information the Company has as the servicer of the first lien or information reported on customer credit bureau files. The Company also evaluates other indicators of credit risk for these junior lien loans and lines, including delinquency, estimated average CLTV ratios and updated weighted-average credit scores in making its assessment of credit risk, related loss estimates and determining the allowance for credit losses.
The following table provides a summary of delinquency statistics and other credit quality indicators for the Company’s junior lien positions at December 31, 2021:

	Junior Liens Behind
(Dollars in Millions)	Company Owned or Serviced First Lien	Third Party First Lien	Total
Total	$2,594	$4,795	$7,389
Percent 30 - 89 days past due	.53%	.56%	.55%
Percent 90 days or more past due	.11%	.08%	.09%
Weighted-average CLTV	58%	56%	57%
Weighted-average credit score	782	783	782
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
Tables 10, 11 and 12 provide a geographical summary of the residential mortgage, credit card and other retail loan portfolios, respectively.

TABLE 15	Delinquent Loan Ratios as a Percent of Ending Loan Balances

At December 31 90 days or more past due excluding nonperforming loans	2021	2020
Commercial
Commercial	.05%	.06%
Lease financing	—	—
Total commercial	.04	.05
Commercial Real Estate
Commercial mortgages	—	—
Construction and development	.10	.02
Total commercial real estate	.03	.01
Residential Mortgages (a)	.24	.18
Credit Card	.73	.88
Other Retail
Retail leasing	.04	.05
Home equity and second mortgages	.35	.36
Other	.06	.10
Total other retail	.11	.15
Total loans	.15%	.16%

At December 31 90 days or more past due including nonperforming loans	2021	2020
Commercial	.20%	.42%
Commercial real estate	.76	1.15
Residential mortgages (a)	.53	.50
Credit card	.73	.88
Other retail	.35	.42
Total loans	.42%	.57%
(a)
Delinquent loan ratios exclude $1.5 billion and $1.8 billion at December 31, 2021 and 2020, respectively, of loans purchased from GNMA mortgage pools whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs. Including these loans, the ratio of residential mortgages 90 days or more past due including all nonperforming loans was 2.43 percent and 2.87 percent at December 31, 2021 and 2020, respectively.

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
policies.
Accruing loans 90 days or more past due totaled $472 million at December 31, 2021, compared with $477 million at December 31, 2020. Accruing loans 90 days or more past due are not included in nonperforming assets and continue to accrue interest because they are adequately secured by collateral, are in the process of collection and are reasonably expected to result in repayment or restoration to current status, or are managed in homogeneous portfolios with specified charge-off
timeframes adhering to regulatory guidelines. The ratio of accruing loans 90 days or more past due to total loans was 0.15 percent at December 31, 2021, compared with 0.16 percent at December 31, 2020.

The following table provides summary delinquency information for residential mortgages, credit card and other retail loans included in the consumer lending segment:

	Amount		As a Percent of Ending Loan Balances
At December 31 (Dollars in Millions)	2021	2020	2021	2020
Residential Mortgages (a)
30-89 days	$124	$244	.15%	.32%
90 days or more	181	137	.24	.18
Nonperforming	226	245	.30	.32
Total	$531	$626	.69%	.82%

Credit Card
30-89 days	$193	$231	.86%	1.04%
90 days or more	165	197	.73	.88
Nonperforming	—	—	—	—
Total	$358	$428	1.59%	1.92%

Other Retail
Retail Leasing
30-89 days	$29	$35	.40%	.43%
90 days or more	3	4	.04	.05
Nonperforming	10	13	.14	.16
Total	$42	$52	.58%	.64%

Home Equity and Second Mortgages
30-89 days	$55	$68	.53%	.54%
90 days or more	37	45	.35	.36
Nonperforming	116	107	1.11	.86
Total	$208	$220	1.99%	1.76%
Other (b)
30-89 days	$191	$215	.43%	.60%
90 days or more	26	37	.06	.10
Nonperforming	24	34	.05	.09
Total	$241	$286	.54%	.79%

(a)
Excludes $.8 billion of loans
30-89
days past due and $1.5 billion of loans 90 days or more past due at December 31, 2021, purchased from GNMA mortgage pools that continue to accrue interest, compared with $1.4 billion and $1.8 billion at December 31, 2020, respectively.

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
Troubled Debt Restructurings
Concessionary modifications are classified as TDRs unless the modification results in only an insignificant delay in the payments to be received. TDRs accrue interest if the borrower complies with the revised terms and conditions and has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles, which is generally six months or greater. At December 31, 2021, performing TDRs were $3.1 billion, compared with $3.6 billion at December 31, 2020.
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

The following table provides a summary of TDRs by loan class, including the delinquency status for TDRs that continue to accrue interest and TDRs included in nonperforming assets:

		As a Percent of Performing TDRs
At December 31, 2021 (Dollars in Millions)	Performing TDRs	30-89 Days Past Due	90 Days or More Past Due	Nonperforming TDRs		Total TDRs
Commercial	$130	5.0%	2.9%	$77	(a)	$207
Commercial real estate	92	1.2	—	219	(b)	311
Residential mortgages	1,363	3.0	4.9	126		1,489	(d)
Credit card	234	10.9	5.0	—		234
Other retail	164	11.0	5.9	38	(c)	202	(e)
TDRs, excluding loans purchased from GNMA mortgage pools	1,983	4.7	4.6	460		2,443
Loans purchased from GNMA mortgage pools (g)	1,071	—	—	—		1,071	(f)
Total	$3,054	3.0%	3.0%	$460		$3,514
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
(d)
Includes $231 million of residential mortgage loans to borrowers that have had debt discharged through bankruptcy and $22 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.

(e)
Includes $69 million of other retail loans to borrowers that have had debt discharged through bankruptcy and $14 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.

(f)
Includes $177 million of Federal Housing Administration and United States Department of Veterans Affairs residential mortgage loans to borrowers that have had debt discharged through bankruptcy and $132 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.

(g)
Approximately 8.5 percent and 35.8 percent of the total TDR loans purchased from GNMA mortgage pools are
30-89
days past due and 90 days or more past due, respectively, but are not classified as delinquent as their repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

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
COVID-19
Payment Relief
The Company has offered payment relief, including forbearance, payment deferrals and other customer accommodations, to assist borrowers that have experienced financial hardship resulting from the effects of the
COVID-19
pandemic. The majority of these borrowers were not delinquent on payments at the time they received the payment relief. Most of the borrowers who received account modifications are no longer participating in these payment relief programs, as the programs are generally short-term. At December 31, 2021, less than 3,000 accounts representing approximately $304 million in loan balances, were currently in the Company’s payment relief programs. Borrowers participating in these programs at December 31, 2021 primarily represented those receiving payment forbearance on residential mortgages; payment relief for other loan products is insignificant. These amounts exclude loans purchased from GNMA mortgage pools whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veteran Affairs
and have received
COVID-19
payment relief under the respective government agency’s programs.
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
At December 31, 2021, total nonperforming assets were $878 million, compared with $1.3 billion at December 31, 2020. The $420 million (32.4 percent) decrease in nonperforming assets, from December 31, 2020 to December 31, 2021, was driven by decreases in nonperforming commercial and commercial real estate loans. The ratio of total nonperforming assets to total loans and other real estate was 0.28 percent at December 31, 2021, compared with 0.44 percent at December 31, 2020. Nonperforming assets are expected to continue to decline over the next several quarters. However, some manageable levels of elevated nonperforming assets in certain industries and loan categories impacted by the pandemic may experience longer recovery periods.
OREO was $22 million at December 31, 2021, compared with $24 million at December 31, 2020, and was related to foreclosed properties that previously secured loan balances. These balances exclude foreclosed GNMA loans whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

TABLE 16	Nonperforming Assets (a)

At December 31 (Dollars in Millions)	2021	2020
Commercial
Commercial	$139	$321
Lease financing	35	54
Total commercial	174	375
Commercial Real Estate
Commercial mortgages	213	411
Construction and development	71	39
Total commercial real estate	284	450
Residential Mortgages (b)	226	245
Credit Card	—	—
Other Retail
Retail leasing	10	13
Home equity and second mortgages	116	107
Other	24	34
Total other retail	150	154
Total nonperforming loans (1)	834	1,224
Other Real Estate (c)	22	24
Other Assets	22	50
Total nonperforming assets	$878	$1,298
Accruing loans 90 days or more past due (b)	$472	$477
Period-end loans (2)	$312,028	$297,707
Nonperforming loans to total loans (1)/(2)	.27%	.41%
Nonperforming assets to total loans plus other real estate (c)	.28%	.44%
Changes in Nonperforming Assets

(Dollars in Millions)	Commercial and Commercial Real Estate	Residential Mortgages, Credit Card and Other Retail	Total
Balance December 31, 2020	$854	$444	$1,298
Additions to nonperforming assets
New nonaccrual loans and foreclosed properties	316	212	528
Advances on loans	10	1	11
Total additions	326	213	539
Reductions in nonperforming assets
Paydowns, payoffs	(292)	(101)	(393)
Net sales	(178)	(14)	(192)
Return to performing status	(129)	(111)	(240)
Charge-offs (d)	(120)	(14)	(134)
Total reductions	(719)	(240)	(959)
Net additions to (reductions in) nonperforming assets	(393)	(27)	(420)
Balance December 31, 2021	$461	$417	$878
(a)	Throughout this document, nonperforming assets and related ratios do not include accruing loans 90 days or more past due.
(b)
Excludes $1.5 billion and $1.8 billion at December 31, 2021 and 2020, respectively, of loans purchased from GNMA mortgage pools that are 90 days or more past due that continue to accrue interest, as their repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

(c)
Foreclosed GNMA loans of $22 million and $33 million at December 31, 2021 and 2020, respectively, continue to accrue interest and are recorded as other assets and excluded from nonperforming assets because they are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

(d)	Charge-offs exclude actions for certain card products and loan sales that were not classified as nonperforming at the time the charge-off occurred.

TABLE 17	Net Charge-offs as a Percent of Average Loans Outstanding

	2021			2020			2019
Year Ended December 31 (Dollars in Millions)	Average Loan Balance	Net Charge-offs	Percent	Average Loan Balance	Net Charge-offs	Percent	Average Loan Balance	Net Charge-offs	Percent
Commercial
Commercial	$97,649	$97	.10%	$108,367	$483	.45%	$97,697	$273	.28%
Lease financing	5,206	6	.12	5,600	30	.54	5,501	12	.22
Total commercial	102,855	103	.10	113,967	513	.45	103,198	285	.28
Commercial real estate
Commercial mortgages	27,997	(14)	(.05)	29,641	185	.62	28,595	12	.04
Construction	10,784	16	.15	10,907	2	.02	10,791	2	.02
Total commercial real estate	38,781	2	.01	40,548	187	.46	39,386	14	.04
Residential mortgages	74,629	(32)	(.04)	73,667	(12)	(.02)	67,747	3	—
Credit card	21,645	512	2.37	22,332	829	3.71	23,309	893	3.83
Other retail
Retail leasing	7,710	2	.03	8,405	81	.96	8,515	13	.15
Home equity and second mortgages	11,228	(10)	(.09)	13,894	(4)	(.03)	15,659	(3)	(.02)
Other	40,117	105	.26	34,456	192	.56	32,872	249	.76
Total other retail	59,055	97	.16	56,755	269	.47	57,046	259	.45
Total loans	$296,965	$682	.23%	$307,269	$1,786	.58%	$290,686	$1,454	.50%

Analysis of Loan Net Charge-offs
Total loan net charge-offs were $682 million in 2021, compared with $1.8 billion in 2020. The $1.1 billion (61.8 percent) decrease in total net charge-offs in 2021, compared with 2020, reflected improvement across most loan categories, associated with improving economic conditions, borrower liquidity and strong asset prices in the market that support repayment and recovery on problem loans. The ratio of total loan net charge-offs to average loans outstanding was 0.23 percent in 2021, compared with 0.58 percent in 2020.
Commercial and commercial real estate loan net charge-offs for 2021 were $105 million (0.07 percent of average loans outstanding), compared with $700 million (0.45 percent of average loans outstanding) in 2020. The decrease in net charge-offs in 2021, compared with 2020, reflected lower charge-offs as a result of improving economic conditions in 2021.
Residential mortgage loan net charge-offs for 2021 reflected a net recovery of $32 million (0.04 percent of average loans outstanding), compared with a net recovery of $12 million (0.02 percent of average loans outstanding) in 2020. Credit card loan net charge-offs in 2021 were $512 million (2.37 percent of average loans outstanding), compared with $829 million (3.71 percent of average loans outstanding) in 2020. Other retail loan net charge-offs for 2021 were $97 million (0.16 percent of average loans outstanding), compared with $269 million (0.47 percent of average loans outstanding) in 2020. The decrease in total residential mortgage, credit card and other retail loan net charge-offs in 2021, compared with 2020, reflected improving economic conditions. The Company expects net charge-offs to return to more normalized levels over time.

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
Management evaluates the appropriateness of the allowance for credit losses on a quarterly basis. Multiple economic scenarios are considered over a three-year reasonable and supportable forecast period, which includes increasing consideration of historical loss experience over years two and three. These economic scenarios are constructed with interrelated projections of multiple economic variables, and loss estimates are produced that consider the historical correlation of those economic variables with credit losses. After the forecast period, the Company fully reverts to long-term historical loss experience, adjusted for prepayments and characteristics of the current loan and lease portfolio, to estimate losses over the remaining life of the portfolio. The economic scenarios are updated at least quarterly and are designed to provide a range of reasonable estimates from better to worse than current expectations. Scenarios are weighted based on the Company’s expectation of economic conditions for the foreseeable future and reflect significant judgment and consideration of uncertainties that exist. Final loss estimates also consider factors affecting credit losses not reflected in the scenarios, due to the unique aspects of current conditions and expectations. These factors may include, but are not limited to, loan servicing practices, regulatory guidance, and/or fiscal and monetary policy actions.
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
The allowance recorded for credit losses utilizes forward-looking expected loss models to consider a variety of factors affecting lifetime credit losses. These factors include, but are not limited to, macroeconomic variables such as unemployment rates, real estate prices, gross domestic product levels and corporate bonds spreads, as well as loan and borrower characteristics, such as internal risk ratings on commercial loans and consumer credit scores, delinquency status, collateral type and available valuation information, consideration of end-of-term
losses on lease residuals, and the remaining term of the loan, adjusted for expected prepayments. For each loan portfolio, model estimates are adjusted as necessary to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices, economic conditions or other factors that may affect the accuracy of the model. Expected credit loss estimates also include consideration of expected cash recoveries on loans previously charged-off
or expected recoveries on collateral-dependent loans where recovery is expected through sale of the collateral. Where loans do not exhibit similar risk characteristics, an individual analysis is performed to consider expected credit losses.
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
When evaluating the appropriateness of the allowance for credit losses for any loans and lines in a junior lien position, the Company considers the delinquency and modification status of the first lien. At December 31, 2021, the Company serviced the first lien on 35 percent of the home equity loans and lines in a junior lien position. The Company also considers the status of first lien mortgage accounts reported on customer credit bureau files when the first lien is not serviced by the Company. Regardless of whether the Company services the first lien, an assessment is made of economic conditions, problem loans, recent loss experience and other factors in determining the allowance for credit losses. Based on the available information, the Company estimated $224 million or 2.1 percent of its total home equity portfolio at December 31, 2021, represented non-delinquent
junior liens where the first lien was delinquent or modified, excluding loans in COVID-related forbearance programs.
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
Beginning January 1, 2020, when a loan portfolio is purchased, the acquired loans are divided into those considered purchased with more than insignificant credit deterioration (“PCD”) and those not considered purchased with more than insignificant credit deterioration. An allowance is established for each population and considers product mix, risk characteristics of the portfolio, bankruptcy experience, delinquency status and refreshed LTV ratios when possible. The allowance established for purchased loans not considered PCD is recognized through provision expense upon acquisition, whereas the allowance established for loans considered PCD at acquisition is offset by an increase in the basis of the acquired loans. Any subsequent increases and decreases in the allowance related to purchased loans, regardless of PCD status, are recognized through provision expense, with charge-offs charged to the allowance. The Company did not have a material amount of PCD loans included in its loan portfolio at December 31, 2021.
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

TABLE 18	Summary of Allowance for Credit Losses

(Dollars in Millions)	2021	2020	2019
Balance at beginning of year	$8,010	$4,491	$4,441
Change in accounting principle (a)	—	1,499	—

Charge-Offs
Commercial
Commercial	206	536	380
Lease financing	16	39	19
Total commercial	222	575	399
Commercial real estate
Commercial mortgages	9	202	17
Construction and development	20	8	4
Total commercial real estate	29	210	21
Residential mortgages	18	19	34
Credit card	686	975	1,028
Other retail
Retail leasing	26	101	24
Home equity and second mortgages	12	16	19
Other	215	284	342
Total other retail	253	401	385
Total charge-offs	1,208	2,180	1,867

Recoveries
Commercial
Commercial	109	53	107
Lease financing	10	9	7
Total commercial	119	62	114
Commercial real estate
Commercial mortgages	23	17	5
Construction and development	4	6	2
Total commercial real estate	27	23	7
Residential mortgages	50	31	31
Credit card	174	146	135
Other retail
Retail leasing	24	20	11
Home equity and second mortgages	22	20	22
Other	110	92	93
Total other retail	156	132	126
Total recoveries	526	394	413

Net Charge-Offs
Commercial
Commercial	97	483	273
Lease financing	6	30	12
Total commercial	103	513	285
Commercial real estate
Commercial mortgages	(14)	185	12
Construction and development	16	2	2
Total commercial real estate	2	187	14
Residential mortgages	(32)	(12)	3
Credit card	512	829	893
Other retail
Retail leasing	2	81	13
Home equity and second mortgages	(10)	(4)	(3)
Other	105	192	249
Total other retail	97	269	259
Total net charge-offs	682	1,786	1,454
Provision for credit losses	(1,173)	3,806	1,504
Balance at end of year	$6,155	$8,010	$4,491

Components
Allowance for loan losses	$5,724	$7,314	$4,020
Liability for unfunded credit commitments	431	696	471
Total allowance for credit losses (1)	$6,155	$8,010	$4,491
Period-end loans (2)	$312,028	$297,707	$296,102
Nonperforming loans (3)	834	1,224	692

Allowance for Credit Losses as a Percentage of
Period-end loans (1)/(2)	1.97%	2.69%	1.52%
Nonperforming loans (1)/(3)	738	654	649
Nonperforming and accruing loans 90 days or more past due	471	471	346
Nonperforming assets	701	617	542
Net charge-offs	902	448	309
(a)
Effective January 1, 2020, the Company adopted accounting guidance which changed impairment recognition of financial instruments to a model that is based on expected losses rather than incurred losses.

TABLE 19	Allocation of the Allowance for Credit Losses

	Allowance Amount		Allowance as a Percent of Loans
At December 31 (Dollars in Millions)	2021	2020	2021	2020
Commercial
Commercial	$1,779	$2,344	1.66%	2.41%
Lease financing	70	79	1.37	1.42
Total commercial	1,849	2,423	1.65	2.36

Commercial Real Estate
Commercial mortgages	699	894	2.43	3.14
Construction and development	424	650	4.12	6.00
Total commercial real estate	1,123	1,544	2.88	3.93
Residential Mortgages	565	573	.74	.75
Credit Card	1,673	2,355	7.44	10.54

Other Retail
Retail leasing	136	252	1.87	3.09
Home equity and second mortgages	231	349	2.21	2.80
Other	578	514	1.31	1.41
Total other retail	945	1,115	1.53	1.96
Total allowance	$6,155	$8,010	1.97%	2.69%

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
At December 31, 2021, the allowance for credit losses was $6.2 billion (1.97 percent of period-end
loans), compared with an allowance of $8.0 billion (2.69 percent of period-end
loans) at December 31, 2020. The ratio of the allowance for credit losses to nonperforming loans was 738 percent at December 31, 2021, compared with 654 percent at December 31, 2020. The ratio of the allowance for credit losses to annual loan net charge-offs at December 31, 2021, was 902 percent, compared with 448 percent at December 31, 2020. Management determined the allowance for credit losses was appropriate at December 31, 2021 and 2020.
The decrease in the allowance for credit losses of $1.9 billion (23.2 percent) at December 31, 2021, compared with December 31, 2020, reflected factors affecting economic conditions during 2021, including the enactment of additional benefits from government stimulus programs and broad vaccine availability in the United States that has reduced the risks associated with
COVID-19,
contributing to an economic recovery. However, economic uncertainty remains associated with supply chain concerns, rising inflationary concerns and additional virus variants. In addition to these factors, expected loss estimates consider various factors including customer specific information impacting changes in risk ratings, projected delinquencies and potential effects of diminishing liquidity without support of mortgage forbearance and direct federal stimulus. Consumer credit trends continued to perform better than expected in 2021, while select wholesale portfolios continue to be monitored for pandemic related impacts.
Changes in economic conditions considered in estimating the allowance for credit losses at December 31, 2021 included improvements in projected gross domestic product and unemployment levels, which reflected the additional government stimulus and availability of vaccines. These factors are evaluated through a combination of quantitative calculations using economic scenarios and qualitative assessments that consider the high degree of uncertainty related to the unprecedented levels of both economic stress and the stimulus response.

The following table summarizes the baseline forecast for key economic variables the Company used in its estimate of the allowance for credit losses at December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
United States unemployment rate for the three months ending (a)
December 31, 2021	4.3%	6.8%
June 30, 2022	3.6	6.2
December 31, 2022	3.5	5.4
United States real gross domestic product for the three months ending (b)
December 31, 2021	2.8%	1.5%
June 30, 2022	5.0	3.8
December 31, 2022	6.4	5.7
(a)	Reflects quarterly average of forecasted reported United States unemployment rate.
(b)	Reflects cumulative change from December 31, 2019.

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
Based on economic conditions at December 31, 2021, it was difficult to estimate the length and severity of the longer term effects on certain industry sectors that may result from
COVID-19
and the impact of other factors that may influence the level of eventual losses and corresponding requirements for the allowance for credit losses, including the impact of inflationary pressures on certain lending sectors and diminishing liquidity after economic stimulus programs and accommodations delaying mortgage and rent payments end. While reserves consider the uncertainty in these estimates, the unpredictability of the
COVID-19
pandemic could result in the recognition of credit losses in the Company’s loan portfolios and increases in the allowance for credit losses. Scenarios worse than the Company’s expected outcome at December 31, 2021 include risks that government stimulus in response to the
COVID-19
pandemic is less effective than expected, or that a longer or more severe health crisis prolongs the downturn in economic activity, potentially reducing the number of businesses that are ultimately able to resume operations after the crisis has passed. Other factors considered include concerns around inflationary pressures, new virus variants, sustainability of asset values and borrower liquidity.
The allowance for credit losses related to commercial lending segment loans decreased $995 million during the year ended December 31, 2021, due to improvements in general economic conditions and portfolio credit quality that included some return of economic activity in certain industry sectors affected by
COVID-19.
The allowance for credit losses related to consumer lending segment loans decreased $860 million during the year ended December 31, 2021, due to improving economic risks, including those due to decreased unemployment, along with continued
strong underlying credit quality that supports expectations of long-term repayment.
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
end-of-term
marketing of
off-lease
vehicles.
Included in the retail leasing portfolio was approximately $5.6 billion of retail leasing residuals at December 31, 2021, compared with $6.3 billion at December 31, 2020. The Company monitors concentrations of leases by manufacturer and vehicle type. As of December 31, 2021, vehicle lease residuals related to sport utility vehicles were 46.7 percent of the portfolio, while truck and crossover utility vehicle classes represented approximately 32.5 percent and 14.7 percent of the portfolio, respectively. At year-end
2021, the individual vehicle model with the largest residual value outstanding represented 14.9 percent of the aggregate residual value of all vehicles in the portfolio. At December 31, 2021 and 2020, the weighted-average origination term of the portfolio was 41 months. At December 31, 2021, the commercial leasing portfolio had $515 million of residuals, compared with $498 million at December 31, 2020. At year-end
2021, lease residuals related to trucks and other transportation equipment represented 33.4 percent of the total residual portfolio, while business and office equipment represented 29.7 percent.
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

TABLE 20	Sensitivity of Net Interest Income

	December 31, 2021				December 31, 2020
	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual
Net interest income	(3.77)%	3.09%	*	5.39%	(4.48)%	4.58%	*	6.57%
*	Given the level of interest rates, downward rate scenario is not computed.

Use of Derivatives to Manage Interest Rate and Other Risks
To manage the sensitivity of earnings and capital to interest rate, prepayment, credit, price and foreign currency fluctuations (asset and liability management positions), the Company enters into derivative transactions. The Company uses derivatives for asset and liability management purposes primarily in the following ways:

–	To convert fixed-rate debt and available-for-sale investment securities from fixed-rate payments to floating-rate payments;

–	To convert floating-rate debt from floating-rate payments to fixed-rate payments;

–	To mitigate changes in value of the Company’s unfunded mortgage loan commitments, funded MLHFS and MSRs;

–	To mitigate remeasurement volatility of foreign currency denominated balances; and

–	To mitigate the volatility of the Company’s net investment in foreign operations driven by fluctuations in foreign currency exchange rates.
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
The Company does not designate all of the derivatives that it enters into for risk management purposes as accounting hedges because of the inefficiency of applying the accounting requirements and may instead elect fair value accounting for the related hedged items. In particular, the Company enters into interest rate swaps, swaptions, forward commitments to buy to-be-announced
securities (“TBAs”), U.S. Treasury and Eurodollar futures and options on U.S. Treasury futures to mitigate fluctuations in the value of its MSRs, but does not designate those derivatives as accounting hedges. The estimated net sensitivity to changes in interest rates of the fair value of the MSRs and the related derivative instruments at December 31, 2021, to an immediate 25, 50 and 100 bps downward movement in interest rates would be a decrease of approximately $8 million, $15 million and $22 million, respectively. An immediate upward movement in interest rates at December 31, 2021, of 25, 50 and 100 bps would result in an increase of approximately $8 million, an increase of $9 million and a decrease of $25 million, in the fair value of the MSRs and related derivative instruments, respectively. Refer to Note 10 of the Notes to Consolidated Financial Statements for additional information regarding MSRs.
Additionally, the Company uses forward commitments to sell TBAs and other commitments to sell residential mortgage loans at specified prices to economically hedge the interest rate risk in its residential mortgage loan production activities. At December 31,
2021, the Company had $8.6 billion of forward commitments to sell, hedging $5.4 billion of MLHFS and $4.7 billion of unfunded mortgage loan commitments. The forward commitments to sell and the unfunded mortgage loan commitments on loans intended to be sold are considered derivatives under the accounting guidance related to accounting for derivative instruments and hedging activities. The Company has elected the fair value option for the MLHFS.
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
LIBOR Transition
 In July 2017, the United Kingdom’s Financial Conduct Authority (the “FCA”) announced that it would no longer require banks to submit rates for the London InterBank Offered Rate (“LIBOR”) after 2021. In March 2021, the FCA and the administrator of LIBOR announced that, with respect to the most commonly used tenors of United States Dollar LIBOR, LIBOR will no longer be published on a representative basis after June 30, 2023. The publication of all other tenors of United States Dollar LIBOR ceased to be provided or ceased to be representative after December 31, 2021. The Company holds financial instruments impacted by the discontinuance of LIBOR, including certain loans, investment securities, derivatives, borrowings and other financial instruments that use LIBOR as the benchmark rate. The Company also provides various services to customers in its capacities as trustee and servicer, which involve financial instruments that will be similarly impacted by the discontinuance of LIBOR.
The Company has transitioned financial instruments associated to LIBOR currencies and tenors that ceased or became nonrepresentative on December 31, 2021 to alternative reference rates, with limited exceptions. The Company also anticipates that additional financial instruments associated to the remaining United States Dollar LIBOR tenors will require transition to a new reference rate by June 30, 2023. This transition will occur over time as many of these arrangements do not have an alternative rate referenced in their contracts or a clear path for the parties to agree upon an alternative reference rate and therefore require remediation. For residual exposure related to these rates after June 30, 2023, the Company is assessing the applicability of relevant contractual and statutory solutions. Certain states have passed legislation, and federal legislation has been proposed, that would transition contracts from LIBOR to an alternative reference rate for any contracts with non-existent
or impracticable fallback language. The Company is assessing the impact of such legislative solutions to its various products.
In order to facilitate the transition process, the Company has instituted a LIBOR Transition Office and commenced an enterprise-wide project to identify, assess, monitor and mitigate risks associated with the expected discontinuance or unavailability of LIBOR, actively engage with industry working groups and regulators, achieve operational readiness for the use of alternative reference rates and engage impacted customers to remediate and transition impacted instruments. The Company has also invested in updating its systems, models, procedures and internal infrastructure as part of the transition program. Additionally, in alignment with guidance from United States banking agencies and the FCA, the Company has ceased the use of LIBOR as a reference rate in new contracts, with limited exceptions, and continues to increase the usage of alternative reference rates such as the Secured Overnight Financing Rate (“SOFR”). The Company has also adopted industry best practice guidelines for fallback language for new transactions, converted its cleared interest rate swaps discounting to SOFR discounting, and distributed communications related to the transition to certain impacted parties, both inside and outside the Company. Refer to “Risk Factors” beginning on page 137, for further discussion on potential risks that could adversely affect the Company’s financial results as a result of the LIBOR transition.
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
The average, high, low and
period-end
one-day
VaR amounts for the Company’s Covered Positions were as follows:

Year Ended December 31 (Dollars in Millions)	2021	2020
Average	$2	$2
High	4	3
Low	1	1
Period-end	2	2
The Company did not experience any actual losses for its combined Covered Positions that exceeded VaR during the year ended December 31, 2021. Given the market volatility in the first quarter of 2020 resulting from effects of the
COVID-19
pandemic, the Company experienced actual losses for its combined Covered Positions that exceeded VaR five times during the year ended December 31, 2020. The Company stress tests its market risk measurements to provide management with perspectives on market events that may not be captured by its VaR models, including worst case historical market movement combinations that have not necessarily occurred on the same date.
The Company calculates Stressed VaR using the same underlying methodology and model as VaR, except that a historical continuous one-year
look-back period is utilized that reflects a period of significant financial stress appropriate to the Company’s Covered Positions. The period selected by the Company includes the significant market volatility of the last four months of 2008.
The average, high, low and
period-end
one-day
Stressed VaR amounts for the Company’s Covered Positions were as follows:

Year Ended December 31 (Dollars in Millions)	2021	2020
Average	$7	$6
High	9	8
Low	5	4
Period-end	7	5

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
one-year
look-back period is used to obtain past market data for the models.
The average, high and low VaR amounts for the residential MLHFS and related hedges and the MSRs and related hedges were as follows:

Year Ended December 31 (Dollars in Millions)	2021	2020
Residential Mortgage Loans Held For Sale and Related Hedges
Average	$9	$10
High	19	22
Low	4	2
Mortgage Servicing Rights and Related Hedges
Average	$4	$19
High	11	54
Low	1	1
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
sheet and
off-balance
sheet funding sources. These liquidity sources include cash at the Federal Reserve Bank and certain European central banks, unencumbered liquid assets, and capacity to borrow from the FHLB and at the Federal Reserve Bank’s Discount Window. Unencumbered liquid assets in the Company’s investment securities portfolio provides asset liquidity through the Company’s ability to sell the securities or pledge and borrow against them. At December 31, 2021, the fair value of unencumbered investment securities totaled $144.0 billion, compared with $125.9 billion at December 31, 2020. Refer to Note 5 of the Notes to Consolidated Financial Statements and “Balance Sheet Analysis” for further information on investment securities maturities and trends. Asset liquidity is further enhanced by the Company’s practice of pledging loans to access secured borrowing facilities through the FHLB and Federal Reserve Bank. At December 31, 2021, the Company could have borrowed a total of an additional $101.0 billion from the FHLB and Federal Reserve Bank based on collateral available for additional borrowings.
The Company’s diversified deposit base provides a sizeable source of relatively stable and low-cost
funding, while reducing the Company’s reliance on the wholesale markets. Total deposits were $456.1 billion at December 31, 2021, compared with $429.8 billion at December 31, 2020. Refer to Note 12 of the Notes to Consolidated Financial Statements and “Balance Sheet Analysis” for further information on the maturities, terms and trends of the Company’s deposits.
Additional funding is provided by long-term debt and short-term borrowings. Long-term debt was $32.1 billion at December 31, 2021, and is an important funding source because of its multi-year borrowing structure. Refer to Note 14 of the Notes to Consolidated Financial Statements for information on the terms and maturities of the Company’s long-term debt issuances and “Balance Sheet Analysis” for discussion on long-term debt trends. Short-term borrowings were $11.8 billion at December 31, 2021, and supplement the Company’s other funding sources. Refer to Note 13 of the Notes to Consolidated Financial Statements and “Balance Sheet Analysis” for further information on the terms and trends of the Company’s short-term borrowings.
The Company’s ability to raise negotiated funding at competitive prices is influenced by rating agencies’ views of the Company’s credit quality, liquidity, capital and earnings. Table 21 details the rating agencies’ most recent assessments.

TABLE 21	Credit Ratings

	Moody’s	S&P Global Ratings	Fitch Ratings	DBRS Morningstar
U.S. Bancorp
Long-term issuer rating	A2	A+	AA-	AA
Short-term issuer rating		A-1	F1+	R-1 (middle)
Senior unsecured debt	A2	A+	A+	AA
Subordinated debt	A2	A	A	AA (low)
Junior subordinated debt	A3
Preferred stock	Baa1	BBB+	BBB+	A
Commercial paper	P-1		F1+

U.S. Bank National Association
Long-term issuer rating	A1	AA-	AA-	AA (high)
Short-term issuer rating	P-1	A-1+	F1+	R-1 (high)
Long-term deposits	Aa2		AA	AA (high)
Short-term deposits	P-1		F1+
Senior unsecured debt	A1	AA-	AA-	AA (high)
Subordinated debt	A1	A+		AA
Commercial paper	P-1	A-1+	F1+
Counterparty risk assessment	Aa3(cr)/P-1(cr)
Counterparty risk rating	A1/P-1
Baseline credit assessment	a1

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
At December 31, 2021, parent company long-term debt outstanding was $18.9 billion, compared with $20.9 billion at December 31, 2020. The decrease was primarily due to $3.0 billion of medium-term note repayments, partially offset by $1.3 billion of subordinated note issuances. As of December 31, 2021, there was $2.3 billion of parent company debt scheduled to mature in 2022. Future debt maturities may be met through medium-term note and capital security issuances and dividends from subsidiaries, as well as from parent company cash and cash equivalents.
Dividend payments to the Company by its subsidiary bank are subject to regulatory review and statutory limitations and, in some instances, regulatory approval. In general, dividends to the parent company from its banking subsidiary are limited by rules which compare dividends to net income for regulatorily-defined periods. For further information, see Note 25 of the Notes to Consolidated Financial Statements.
The Company is subject to a regulatory Liquidity Coverage Ratio (“LCR”) requirement which requires banks to maintain an adequate level of unencumbered high quality liquid assets to meet estimated liquidity needs over a
30-day
stressed period. At December 31, 2021, the Company was compliant with this requirement.
Beginning July 1, 2021, the Company is also subject to a regulatory Net Stable Funding Ratio (“NSFR”) requirement which requires banks to maintain a minimum level of stable funding based on the liquidity characteristics of their assets, commitments, and derivative exposures over a one-year
time horizon. At December 31, 2021, the Company was compliant with this requirement.

European Exposures
The Company provides merchant processing and corporate trust services in Europe either directly or through banking affiliations in Europe. Revenue generated from sources in Europe represented approximately 2 percent of the Company’s total net revenue for 2021. Operating cash for these businesses is deposited on a short-term basis typically with certain European central banks. For deposits placed at other European banks, exposure is mitigated by the Company placing deposits at multiple banks and managing the amounts on deposit at any bank based on institution-specific deposit limits. At December 31, 2021, the Company had an aggregate amount on deposit with European banks of approximately $9.8 billion, predominately with the Central Bank of Ireland and Bank of England.
In addition, the Company provides financing to domestic multinational corporations that generate revenue from customers in European countries, transacts with various European banks as counterparties to certain derivative-related activities, and through a subsidiary, manages money market funds that hold certain investments in European sovereign debt. Any deterioration in economic conditions in Europe is not expected to have a significant effect on the Company related to these activities.
Commitments, Contingent Liabilities and Other Contractual Obligations
The Company participates in many different contractual arrangements which may or may not be recorded on its balance sheet, with unrelated or unconsolidated entities, under which the Company has an obligation to pay certain amounts, provide credit or liquidity enhancements or market risk support. These arrangements also include any obligation related to a variable interest held in an unconsolidated entity that provides financing, liquidity, credit enhancement or market risk support. The Company has not utilized private label asset securitizations as a source of funding.
In the ordinary course of business, the Company enters into contractual obligations that may require future cash payments, including funding for customer loan requests, customer deposit maturities and withdrawals, debt service, leases for premises and equipment, and other cash commitments including $3.3 billion of contractual interest payments at December 31, 2021. Refer to Notes 7, 12, 14, 17 and 23 in the Notes to Consolidated Financial Statements for information on the Company’s operating lease obligations, deposits, long-term debt, benefit obligations and guarantees and other commitments, respectively.
Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses. Many of the Company’s commitments to extend credit expire without being drawn and, therefore, total commitment amounts do not necessarily represent future liquidity requirements or the Company’s exposure to credit loss. Commitments to extend credit also include consumer credit lines that are cancelable upon notification to the consumer. Total contractual amounts of commitments to extend credit at December 31, 2021 were $355.1 billion. The Company also issues and confirms various types of letters of credit, including standby and commercial. Total contractual amounts of letters of credit at December 31, 2021 were $10.5 billion. For more information on the Company’s commitments to extend credit and letters of credit, refer to Note 23 in the Notes to Consolidated Financial Statements.
The Company’s
off-balance
sheet arrangements with unconsolidated entities primarily consist of private investment funds or partnerships that make equity investments, provide debt financing or support community-based investments in tax-advantaged
projects. In addition to providing investment returns, these arrangements in many cases assist the Company in complying with requirements of the Community Reinvestment Act. The investments in these entities generate a return primarily through the realization of federal and state income tax credits and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. The entities in which the Company invests are generally considered variable interest entities (“VIEs”). The Company’s recorded investment in these entities, net of contractual equity investment commitments of $1.9 billion, was $2.6 billion at December 31, 2021.
The Company also has
non-controlling
financial investments in private funds and partnerships considered VIEs. The Company’s recorded investment in these entities was approximately $40 million at December 31, 2021, and the Company had unfunded commitments to invest an additional $44 million. For more information on the Company’s interests in unconsolidated VIEs, refer to Note 8 in the Notes to Consolidated Financial Statements.
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
The Company repurchased approximately 28 million shares of its common stock in 2021, compared with approximately 31 million shares in 2020. The average price paid for the shares repurchased in 2021 was $54.18 per share, compared with $53.32 per share in 2020. Beginning in March of 2020 and continuing through the remainder of 2020, the Company suspended all common stock repurchases except for those done exclusively in connection with its stock-based compensation programs. This action was initially taken to maintain strong capital levels given the impact and uncertainties of
COVID-19
on the economy and global markets. Due to continued economic uncertainty, the Federal Reserve Board implemented measures beginning in the third quarter of 2020 and extending through the second quarter of 2021, restricting capital distributions of all large bank holding companies, including the Company. These restrictions limited the aggregate amount of common stock dividends and share repurchases to an amount that did not exceed the average net income of the four preceding calendar quarters. Based on the results of the December 2020 Federal Reserve Board Stress Test, the Company announced on December 22, 2020 that its Board of Directors had approved an authorization to repurchase $3.0 billion of its common stock beginning January 1, 2021, and repurchased $1.5 billion of its common stock during the first six months of 2021 under this program. The Company suspended all common stock repurchases at the beginning of the third quarter of 2021, except for those done exclusively in connection with its stock-based compensation programs, due to its recently announced pending acquisition of MUFG Union Bank’s core regional banking franchise. The Company does not expect to commence repurchasing its common stock again until the second half of 2022, or after the acquisition closes in order to build capital prior to the acquisition.
Based on the results of the 2021 Federal Reserve Board Annual Stress Test, the Company announced on September 14, 2021 that its Board of Directors had approved a regular quarterly dividend of $0.46 per common share. This represented a 9.5 percent increase over the previous dividend rate per common share of $0.42 per quarter.
The Company will continue to monitor its capital position and may adjust its capital distributions based on economic conditions and its financial performance. Capital distributions, including dividends and stock repurchases, are subject to the approval of the Company’s Board of Directors and will align with regulatory requirements. For a more complete analysis of activities impacting shareholders’ equity and capital management programs, refer to Note 15 of the Notes to Consolidated Financial Statements.
Total U.S. Bancorp shareholders’ equity was $54.9 billion at December 31, 2021, compared with $53.1 billion at December 31, 2020. The increase was primarily the result of corporate earnings, partially offset by changes in unrealized gains and losses on available-for-sale
investment securities included in other comprehensive income (loss), dividends and common share repurchases.
The regulatory capital requirements effective for the Company follow Basel III, with the Company being subject to calculating its capital adequacy as a percentage of risk-weighted assets under the standardized approach. Under Basel III, banking regulators define minimum capital requirements for banks and financial services holding companies. These requirements are expressed in the form of a minimum common equity tier 1 capital ratio, tier 1 capital ratio, total risk-based capital ratio, tier 1 leverage ratio and a tier 1 total leverage exposure, or supplementary leverage, ratio. The Company’s minimum required level for these ratios at December 31, 2021, which include a stress capital buffer of 2.5 percent for the common equity tier 1 capital, tier 1 capital and total capital ratios, was 7.0 percent, 8.5 percent, 10.5 percent, 4.0 percent, and 3.0 percent, respectively. The Company targets its regulatory capital levels, at both the bank and bank holding company level, to exceed the “well-capitalized” threshold for these ratios under the FDIC Improvement Act prompt corrective action provisions that are applicable to all banks. At December 31, 2021, the minimum “well-capitalized” thresholds under the prompt corrective action framework for the common equity tier 1 capital ratio, tier 1 capital ratio, total risk-based capital ratio, tier 1 leverage ratio, and tier 1 total leverage exposure ratio was 6.5 percent, 8.0 percent, 10.0 percent, 5.0 percent, and 3.0 percent, respectively. Beginning in 2020, the Company elected to adopt a rule issued in 2020 by its regulators which permits banking organizations who adopt accounting guidance related to the impairment of financial instruments based on the current expected credit losses (“CECL”) methodology during 2020, the option to defer the impact of the effect of that guidance at adoption plus 25 percent of its quarterly credit reserve increases over the next two years on its regulatory capital requirements, followed by a three-year transition period to phase in the cumulative deferred impact. As of December 31, 2021, the Company’s bank subsidiary met all regulatory capital ratios to be considered “well-capitalized”. There are no conditions or events since December 31, 2021 that management believes have changed the risk-based category of its covered subsidiary bank.
As an approved mortgage seller and servicer, U.S. Bank National Association, through its mortgage banking division, is required to maintain various levels of shareholder’s equity, as specified by various agencies, including the United States Department of Housing and Urban Development, Government National Mortgage Association, Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. At December 31, 2021, U.S. Bank National Association met these requirements.

TABLE 22	Regulatory Capital Ratios

At December 31 (Dollars in Millions)	2021	2020
Basel III standardized approach:
Common equity tier 1 capital	$41,701	$38,045
Tier 1 capital	48,516	44,474
Total risk-based capital	56,250	52,602
Risk-weighted assets	418,571	393,648

Common equity tier 1 capital as a percent of risk-weighted assets	10.0%	9.7%
Tier 1 capital as a percent of risk-weighted assets	11.6	11.3
Total risk-based capital as a percent of risk-weighted assets	13.4	13.4
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	8.6	8.3
Tier 1 capital as a percent of total on- and off-balance sheet leverage exposure (total leverage exposure ratio)	6.9	7.3

Table 22 provides a summary of statutory regulatory capital ratios in effect for the Company at December 31, 2021 and 2020. All regulatory ratios exceeded regulatory “well-capitalized” requirements.
The Company believes certain other capital ratios are useful in evaluating its capital adequacy. At December 31, 2021, the Company’s tangible common equity, as a percent of tangible assets and as a percent of risk-weighted assets determined in accordance with transitional regulatory capital requirements related to the CECL methodology under the standardized approach, was 6.8 percent and 9.2 percent, respectively, compared with 6.9 percent and 9.5 percent at December 31, 2020, respectively. In addition, the Company’s common equity tier 1 capital to risk-weighted assets ratio, reflecting the full implementation of the CECL methodology was 9.6 percent at December 31, 2021, compared with 9.3 percent at December 31, 2020. Refer to
“Non-GAAP
Financial Measures” beginning on page 60 for further information on these other capital ratios.
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
Basis for Financial Presentation
Business line results are derived from the Company’s business unit profitability reporting systems by specifically attributing managed balance sheet assets, deposits and other liabilities and their related income or expense. Refer to Note 24 of the Notes to Consolidated Financial Statements for further information on the business lines’ basis for financial presentation.
Designations, assignments and allocations change from time to time as management systems are enhanced, methods of evaluating performance or product lines change or business segments are realigned to better respond to the Company’s diverse customer base. During 2021, certain organization and methodology changes were made and, accordingly, 2020 results were restated and presented on a comparable basis.
Corporate and Commercial Banking
Corporate and Commercial Banking offers lending, equipment finance and small-ticket leasing, depository services, treasury management, capital markets services, international trade services and other financial services to middle market, large corporate, commercial real estate, financial institution, non-profit
and public sector clients. Corporate and Commercial Banking contributed $1.6 billion of the Company’s net income in 2021, or a decrease of $33 million (2.0 percent), compared with 2020.
Net revenue decreased $593 million (13.1 percent) in 2021, compared with 2020. Net interest income, on a taxable-equivalent basis, decreased $511 million (15.0 percent) in 2021, compared with 2020, primarily due to the impact of declining interest rates on the margin benefit from deposits as well as lower average loan balances, partially offset by favorable deposit mix with higher noninterest-bearing deposit balances and slightly higher loan spreads. Noninterest income decreased $82 million (7.3 percent) in 2021, compared with 2020, primarily driven by lower capital markets activities and trading revenue, partially offset by continued stronger treasury management fees due to core growth driven by the economic recovery.
Noninterest expense decreased $33 million (1.9 percent) in 2021, compared with 2020, primarily due to lower FDIC insurance expense and higher capitalized loan costs, partially offset by an increase in net shared services expense driven by investment in infrastructure and technology development. The provision for credit losses decreased $515 million (85.3 percent) in 2021, compared with 2020, primarily due to a decrease in the reserve allocation driven by improving portfolio credit quality in 2021, compared with deteriorating credit quality in 2020.
Consumer and Business Banking
Consumer and Business Banking delivers products and services through banking offices, telephone servicing and sales, on-line
services, direct mail, ATM processing and mobile devices. It encompasses community banking, metropolitan banking and indirect lending, as well as mortgage banking. Consumer and Business Banking contributed $2.3 billion of the Company’s net income in 2021, or a decrease of $103 million (4.3 percent), compared with 2020.

Net revenue decreased $358 million (4.0 percent) in 2021, compared with 2020. Net interest income, on a taxable-equivalent basis, increased $318 million (5.5 percent) in 2021, compared with 2020, reflecting continued strong growth in deposit balances as well as favorable deposit mix, favorable loan spreads driven by growth in installment loans, and higher loan fees driven by loan forgiveness related to the SBA’s Paycheck Protection Program. These increases in net interest income were partially offset by lower deposit spreads and loan balances. Noninterest income decreased $676 million (21.3 percent) in 2021, compared with 2020, primarily due to lower mortgage banking revenue reflecting lower application volume and related gain on sale margins as refinancing activities declined, along with a reduction in the fair value of MSRs, net of hedging activities, partially offset by higher gains on GNMA loan sales and higher retail product fees driven by retail leasing end of term residual gains.
Noninterest expense increased $216 million (3.9 percent) in 2021, compared with 2020, primarily due to increases in net shared services expense due to investments in digital capabilities and higher compensation expense related to merit increases, business growth and revenue-related compensation driven by business production. The provision for credit losses decreased $435 million in 2021, compared with 2020, due to a decrease in the reserve allocation reflecting improved credit quality in the current year.
Wealth Management and Investment Services
Wealth Management and Investment Services provides private banking, financial advisory services, investment management, retail brokerage services, insurance, trust, custody and fund servicing through four businesses: Wealth Management, Global Corporate Trust & Custody, U.S. Bancorp Asset Management and Fund Services. Wealth Management and Investment Services contributed $837 million of the Company’s net income in 2021, or a decrease of $104 million (11.1 percent), compared with 2020.
Net revenue decreased $45 million (1.4 percent) in 2021, compared with 2020. Net interest income, on a taxable-equivalent basis, decreased $244 million (19.6 percent) in 2021, compared with 2020, primarily due to the declining margin benefit from deposits, partially offset by higher noninterest-bearing deposit balances driving favorable deposit mix, as well as higher average loan balances. Noninterest income increased $199 million (9.8 percent) in 2021, compared with 2020, primarily due to core business growth in trust and investment management fees and investment products fees, both driven by favorable market conditions, partially offset by higher fee waivers related to money market funds.
Noninterest expense increased $86 million (4.4 percent) in 2021, compared with 2020, reflecting higher compensation expense as a result of merit increases, higher performance-based incentives related to investment sales volumes and core business growth, and an increase in net shared services expense, partially offset by lower other noninterest expense due to the allocation to the business line of previously reserved legal matters in 2020. The provision for credit losses increased $7 million (17.5 percent) in 2021, compared with 2020, due to increased loan loss provisions supporting stronger balance sheet growth in 2021 compared to 2020.
Payment Services
Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate, government and purchasing card services, consumer lines of credit and merchant processing. Payment Services contributed $1.7 billion of the Company’s net income in 2021, or an increase of $420 million (32.3 percent), compared with 2020.
Net revenue increased $322 million (5.7 percent) in 2021, compared with 2020. Net interest income, on a taxable-equivalent basis, decreased $104 million (4.1 percent) in 2021, compared with 2020, primarily due to lower loan balances and yields driven by higher credit card payment rates by customers. Noninterest income increased $426 million (13.6 percent) in 2021, compared with 2020, mainly due to continued strengthening of consumer and business spending across most sectors driven by government stimulus, local jurisdictions reducing restrictions and consumer behaviors normalizing. As a result, there was strong growth in merchant processing services revenue driven by increased sales volume and higher merchant fees, partially offset by higher rebates. There was also solid growth in corporate payment products revenue driven by improving business spending across all product groups. Credit and debit card revenue increased, driven by stronger sales volume and fee activity.
Noninterest expense increased $93 million (2.8 percent) in 2021, compared with 2020, due to lower marketing costs during 2020 reflecting the timing of marketing campaigns, along with incremental costs related to the prepaid card business in 2021. The provision for credit losses decreased $332 million (48.8 percent) in 2021, compared with 2020, primarily driven by improved credit quality in 2021.

TABLE 23	Line of Business Financial Performance

	Corporate and Commercial Banking			Consumer and Business Banking
Year Ended December 31 (Dollars in Millions)	2021	2020	Percent Change	2021	2020	Percent Change
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$2,900	$3,411	(15.0)%	$6,077	$5,759	5.5%
Noninterest income	1,035	1,117	(7.3)	2,501	3,177	(21.3)
Total net revenue	3,935	4,528	(13.1)	8,578	8,936	(4.0)
Noninterest expense	1,678	1,711	(1.9)	5,690	5,470	4.0
Other intangibles	—	—	—	12	16	(25.0)
Total noninterest expense	1,678	1,711	(1.9)	5,702	5,486	3.9
Income before provision and income taxes	2,257	2,817	(19.9)	2,876	3,450	(16.6)
Provision for credit losses	89	604	(85.3)	(144)	291	*
Income (loss) before income taxes	2,168	2,213	(2.0)	3,020	3,159	(4.4)
Income taxes and taxable-equivalent adjustment	542	554	(2.2)	755	791	(4.6)
Net income (loss)	1,626	1,659	(2.0)	2,265	2,368	(4.3)
Net (income) loss attributable to noncontrolling interests	—	—	—	—	—	—
Net income (loss) attributable to U.S. Bancorp	$1,626	$1,659	(2.0)	$2,265	$2,368	(4.3)
Average Balance Sheet
Commercial	$78,351	$89,841	(12.8)%	$8,656	$9,127	(5.2)%
Commercial real estate	24,819	25,692	(3.4)	10,944	11,977	(8.6)
Residential mortgages	26	19	36.8	67,442	67,981	(.8)
Credit card	—	—	—	—	—	—
Other retail	12	11	9.1	54,040	52,174	3.6
Total loans	103,208	115,563	(10.7)	141,082	141,259	(.1)
Goodwill	1,715	1,647	4.1	3,428	3,500	(2.1)
Other intangible assets	5	6	(16.7)	2,760	2,105	31.1
Assets	115,194	128,038	(10.0)	161,571	159,191	1.5
Noninterest-bearing deposits	61,272	44,309	38.3	33,855	30,467	11.1
Interest checking	14,306	14,359	(.4)	69,718	55,512	25.6
Savings products	47,815	54,578	(12.4)	75,404	62,702	20.3
Time deposits	9,125	19,201	(52.5)	13,312	13,322	(.1)
Total deposits	132,518	132,447	.1	192,289	162,003	18.7
Total U.S. Bancorp shareholders’ equity	13,928	15,063	(7.5)	12,337	12,739	(3.2)
*	Not meaningful

Wealth Management and Investment Services			Payment Services			Treasury and Corporate Support			Consolidated Company
2021	2020	Percent Change	2021	2020	Percent Change	2021	2020	Percent Change	2021	2020	Percent Change

$1,002	$1,246	(19.6)%	$2,458	$2,562	(4.1)%	$163	$(54)	* %	$12,600	$12,924	(2.5)%
2,221	2,022	9.8	3,550	3,124	13.6	920	961	(4.3)	10,227	10,401	(1.7)
3,223	3,268	(1.4)	6,008	5,686	5.7	1,083	907	19.4	22,827	23,325	(2.1)
2,045	1,961	4.3	3,231	3,123	3.5	925	928	(.3)	13,569	13,193	2.8
14	12	16.7	133	148	(10.1)	—	—	—	159	176	(9.7)
2,059	1,973	4.4	3,364	3,271	2.8	925	928	(.3)	13,728	13,369	2.7
1,164	1,295	(10.1)	2,644	2,415	9.5	158	(21)	*	9,099	9,956	(8.6)
47	40	17.5	349	681	(48.8)	(1,514)	2,190	*	(1,173)	3,806	*
1,117	1,255	(11.0)	2,295	1,734	32.4	1,672	(2,211)	*	10,272	6,150	67.0
280	314	(10.8)	575	434	32.5	135	(928)	*	2,287	1,165	96.3
837	941	(11.1)	1,720	1,300	32.3	1,537	(1,283)	*	7,985	4,985	60.2
—	—	—	—	—	—	(22)	(26)	15.4	(22)	(26)	15.4
$837	$941	(11.1)	$1,720	$1,300	32.3	$1,515	$(1,309)	*	$7,963	$4,959	60.6

$5,407	$4,755	13.7%	$9,004	$8,936	.8%	$1,437	$1,308	9.9%	$102,855	$113,967	(9.8)%
735	738	(.4)	—	—	—	2,283	2,141	6.6	38,781	40,548	(4.4)
7,159	5,664	26.4	—	—	—	2	3	(33.3)	74,629	73,667	1.3
—	—	—	21,645	22,332	(3.1)	—	—	—	21,645	22,332	(3.1)
4,796	4,299	11.6	207	271	(23.6)	—	—	—	59,055	56,755	4.1
18,097	15,456	17.1	30,856	31,539	(2.2)	3,722	3,452	7.8	296,965	307,269	(3.4)
1,628	1,617	.7	3,185	3,060	4.1	—	—	—	9,956	9,824	1.3
84	39	*	508	581	(12.6)	—	—	—	3,357	2,731	22.9
21,236	18,564	14.4	36,553	36,497	.2	221,978	188,917	17.5	556,532	531,207	4.8
24,587	17,149	43.4	4,861	4,351	11.7	2,629	2,263	16.2	127,204	98,539	29.1
18,605	14,147	31.5	—	—	—	569	258	*	103,198	84,276	22.5
55,243	59,768	(7.6)	145	120	20.8	780	760	2.6	179,387	177,928	.8
1,770	3,610	(51.0)	—	1	*	285	1,738	(83.6)	24,492	37,872	(35.3)
100,205	94,674	5.8	5,006	4,472	11.9	4,263	5,019	(15.1)	434,281	398,615	8.9
3,154	2,936	7.4	7,643	7,462	2.4	16,748	14,046	19.2	53,810	52,246	3.0

Treasury and Corporate Support
Treasury and Corporate Support includes the Company’s investment portfolios, funding, capital management, interest rate risk management, income taxes not allocated to the business lines, including most investments in tax-advantaged
projects, and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis. Treasury and Corporate Support recorded net income of $1.5 billion in 2021, compared with a net loss of $1.3 billion in 2020.
Net revenue increased $176 million (19.4 percent) in 2021, compared with 2020. Net interest income, on a taxable-equivalent basis, increased $217 million in 2021, compared with 2020, due to favorable funding and deposit mix. Noninterest income decreased $41 million (4.3 percent) in 2021, compared with 2020, reflecting lower securities gains and changes in other noninterest income due to lower equity investment income and lower gains on sales of businesses in 2021, offset by the impact of asset impairments in 2020 as a result of branch closures.
Noninterest expense decreased $3 million (0.3 percent) in 2021, compared with 2020, primarily due to lower
COVID-19
related expenses compared with the prior year, including recognizing liabilities related to future delivery exposures for merchant and airline processing, lower net shared services expense, lower amortization related to tax-advantaged
investments and lower severance and other accruals. These decreases were partially offset by higher compensation expense as a result of higher performance-based incentives and merit increases, as well as higher employee benefits driven by higher medical claims. The provision for credit losses was $3.7 billion lower in 2021, compared with 2020, reflecting the residual impact of changes in the allowance for credit losses being impacted by improving economic conditions in the current year, compared to deteriorating conditions in the prior year.
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
non-GAAP
financial measures:

At December 31 (Dollars in Millions)	2021	2020
Total equity	$55,387	$53,725
Preferred stock	(6,371)	(5,983)
Noncontrolling interests	(469)	(630)
Goodwill (net of deferred tax liability) (1)	(9,323)	(9,014)
Intangible assets, other than mortgage servicing rights	(785)	(654)

Tangible common equity (a)	38,439	37,444
Common equity tier 1 capital, determined in accordance with transitional regulatory capital requirements related to the CECL methodology implementation	41,701	38,045
Adjustments (2)	(1,733)	(1,733)

Common equity tier 1 capital, reflecting the full implementation of the CECL methodology (b)	39,968	36,312
Total assets	573,284	553,905
Goodwill (net of deferred tax liability) (1)	(9,323)	(9,014)
Intangible assets, other than mortgage servicing rights	(785)	(654)

Tangible assets (c)	563,176	544,237
Risk-weighted assets, determined in accordance with prescribed regulatory capital requirements effective for the Company (d)	418,571	393,648
Adjustments (3)	(357)	(1,471)

Risk-weighted assets, reflecting the full implementation of the CECL methodology (e)	418,214	392,177

Ratios
Tangible common equity to tangible assets (a)/(c)	6.8%	6.9%
Tangible common equity to risk-weighted assets (a)/(d)	9.2	9.5
Common equity tier 1 capital to risk-weighted assets, reflecting the full implementation of the CECL methodology (b)/(e)	9.6	9.3

	Year Ended December 31
	2021	2020	2019
Net interest income	$ 12,494	$ 12,825	$ 13,052
Taxable-equivalent adjustment (4)	106	99	103

Net interest income, on a taxable-equivalent basis	12,600	12,924	13,155
Net interest income, on a taxable-equivalent basis (as calculated above)	12,600	12,924	13,155
Noninterest income	10,227	10,401	9,831
Less: Securities gains (losses), net	103	177	73

Total net revenue, excluding net securities gains (losses) (f)	22,724	23,148	22,913
Noninterest expense (g)	13,728	13,369	12,785
Efficiency ratio (g)/(f)	60.4%	57.8%	55.8%

	Year Ended December 31, 2021
	Net Revenue	Net Revenue as a Percent of the Consolidated Company	Net Revenue as a Percent of the Consolidated Company Excluding Treasury and Corporate Support
Corporate and Commercial Banking	$3,935	17%	18%
Consumer and Business Banking	8,578	38	39
Wealth Management and Investment Services	3,223	14	15
Payment Services	6,008	26	28

Treasury and Corporate Support	1,083	5

Consolidated Company	22,827	100%

Less: Treasury and Corporate Support	1,083

Consolidated Company excluding Treasury and Corporate Support	$21,744		100%
(1)	Includes goodwill related to certain investments in unconsolidated financial institutions per prescribed regulatory requirements.
(2)	Includes the estimated increase in the allowance for credit losses related to the adoption of the CECL methodology net of deferred taxes.
(3)	Includes the impact of the estimated increase in the allowance for credit losses related to the adoption of the CECL methodology.
(4)	Based on federal income tax rate of 21 percent for those assets and liabilities whose income or expense is not included for federal income tax purposes.

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
The methods utilized to estimate the allowance for credit losses, key assumptions and quantitative and qualitative information considered by management in determining the appropriate allowance for credit losses at December 31, 2021 are discussed in the “Credit Risk Management” section. Although methodologies utilized to determine each element of the allowance reflect management’s assessment of credit risk, imprecision exists in these measurement tools due in part to subjective judgments involved and an inherent lag in the data available to quantify current conditions and events that affect credit loss reserve estimates.
Given the many quantitative variables and subjective factors affecting the credit portfolio, changes in the allowance for credit losses may not directly coincide with changes in the risk ratings of the credit portfolio reflected in the risk rating process. This is in part due to the timing of the risk rating process in relation to changes in the business cycle, the exposure and mix of loans within risk rating categories, levels of nonperforming loans and the timing of charge-offs and expected recoveries. The allowance for credit losses on commercial lending segment loans measures the expected loss content on the remaining portfolio exposure, while nonperforming loans and net charge-offs are measures of specific impairment events that have already been confirmed. Therefore, the degree of change in the forward-looking expected loss in the commercial lending allowance may differ from the level of changes in nonperforming loans and net charge-offs. Management maintains an appropriate allowance for credit losses by updating allowance rates to reflect changes in expected losses, including expected changes in economic or business cycle conditions. Some factors considered in determining the appropriate allowance for credit losses are more readily quantifiable while other factors require extensive qualitative judgment in determining the overall level of the allowance for credit losses.
The Company considers a range of economic scenarios in its determination of the allowance for credit losses. These scenarios are constructed with interrelated projections of multiple economic variables, and loss estimates are produced that consider the historical correlation of those economic variables with credit losses, and also the expectation that conditions will eventually normalize over the longer run. Scenarios worse than the Company’s expected outcome at December 31, 2021 include risks that government stimulus in response to the
COVID-19
pandemic is less effective than expected, or that a longer or more severe health crisis prolongs the downturn in economic activity, potentially reducing the number of businesses that are ultimately able to continue operations after the crisis has passed.
Under the range of economic scenarios considered, the allowance for credit losses would have been lower by $832 million or higher by $1.5 billion. This range reflects the sensitivity of the allowance for credit losses specifically related to the scenarios and weights considered as of December 31, 2021, and does not consider other potential adjustments that could increase or decrease loss estimates calculated using alternative economic scenarios.
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
The annual report of the Company’s management on internal control over financial reporting is provided on page 65. The audit report of Ernst & Young LLP, the Company’s independent accountants, regarding the Company’s internal control over financial reporting is provided on page 68.

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
Management assessed the effectiveness of the Company’s system of internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control-Integrated Framework (2013 framework). Based on our assessment and those criteria, management believes the Company designed and maintained effective internal control over financial reporting as of December 31, 2021.
The Company’s independent registered accountants, Ernst & Young LLP, have been engaged to render an independent professional opinion on the financial statements and issue an audit report on the Company’s internal control over financial reporting. Their opinion on the financial statements appearing on pages 66 and 67 and their audit report on internal control over financial reporting appearing on page 68 are based on procedures conducted in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of U.S. Bancorp
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of U.S. Bancorp (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 22, 2022 expressed an unqualified opinion thereon.
Adoption of New Accounting Standard
As discussed in Notes 1 and 6 to the consolidated financial statements, the Company changed its method for accounting for credit losses in 2020.
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
Allowance for Credit Losses

Description of the Matter	The Company’s loan and lease portfolio and the associated allowance for credit losses (ACL), were $312.0 billion and $6.2 billion as of December 31, 2021, respectively. The provision for credit losses was a benefit of $1.2 billion for the year ended December 31, 2021. As discussed in Notes 1 and 6 to the financial statements, the ACL is established for current expected credit losses on the Company’s loan and lease portfolio, including unfunded credit commitments, by utilizing forward-looking expected loss models. When determining expected losses, the Company uses multiple probability weighted economic scenarios over a reasonable and supportable forecast period and then fully reverts to historical loss experience to estimate losses over the remaining asset lives. Model estimates are adjusted to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices or economic conditions that would affect the accuracy of the model. Additionally, management may adjust ACL for other qualitative factors such as model imprecision, imprecision in economic scenario assumptions, and emerging risks related to either changes in the environment that are affecting specific portfolio segments, or changes in portfolio concentrations.

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

With respect to expected loss models, with the support of specialists, we evaluated model calculation design and reperformed the calculation for a sample of models. We also tested the appropriateness of key inputs and assumptions used in these models by agreeing a sample of inputs to internal sources. As to model adjustments, with the support of specialists, we evaluated management’s estimate methodology and assessment of factors that could potentially impact the accuracy of expected loss models. We also recalculated a sample of model adjustments and tested internal and external data used by agreeing a sample of inputs to internal and external sources.

Regarding the completeness of qualitative factors identified and incorporated into measuring the ACL, we evaluated the potential impact of imprecision in the expected loss models and economic scenario assumptions; emerging risks related to changes in the environment impacting specific portfolio segments and portfolio concentrations. We also evaluated and tested internal and external data used in the qualitative adjustments by agreeing significant inputs and underlying data to internal and external sources.

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
February 22, 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of U.S. Bancorp
Opinion on Internal Control over Financial Reporting
We have audited U.S. Bancorp’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, U.S. Bancorp (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated February 22, 2022 expressed an unqualified opinion thereon.
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

Minneapolis, Minnesota
February 22, 2022

Consolidated Financial Statements and Notes Table of Contents

U.S. Bancorp
Consolidated Balance Sheet

At December 31 (Dollars in Millions)	2021	2020

Assets
Cash and due from banks	$28,905	$62,580
Investment securities
Held-to-maturity (2021 fair value $41,812)	41,858	–
Available-for-sale ($557 and $402 pledged as collateral, respectively) (a)	132,963	136,840
Loans held for sale (including $6,623 and $8,524 of mortgage loans carried at fair value, respectively)	7,775	8,761
Loans
Commercial	112,023	102,871
Commercial real estate	39,053	39,311
Residential mortgages	76,493	76,155
Credit card	22,500	22,346
Other retail	61,959	57,024

Total loans	312,028	297,707
Less allowance for loan losses	(5,724)	(7,314)

Net loans	306,304	290,393
Premises and equipment	3,305	3,468
Goodwill	10,262	9,918
Other intangible assets	3,738	2,864
Other assets (including $1,193 and $1,255 of trading securities at fair value pledged as collateral, respectively) (a)	38,174	39,081

Total assets	$573,284	$553,905

Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$134,901	$118,089
Interest-bearing	321,182	311,681

Total deposits	456,083	429,770
Short-term borrowings	11,796	11,766
Long-term debt	32,125	41,297
Other liabilities	17,893	17,347

Total liabilities	517,897	500,180
Shareholders’ equity
Preferred stock	6,371	5,983
Common stock, par value $0.01 a share — authorized: 4,000,000,000 shares; issued: 2021 and 2020 — 2,125,725,742 shares	21	21
Capital surplus	8,539	8,511
Retained earnings	69,201	64,188
Less cost of common stock in treasury: 2021 — 642,223,571 shares; 2020 — 618,618,084 shares	(27,271)	(25,930)
Accumulated other comprehensive income (loss)	(1,943)	322

Total U.S. Bancorp shareholders’ equity	54,918	53,095
Noncontrolling interests	469	630

Total equity	55,387	53,725

Total liabilities and equity	$573,284	$553,905
(a)	Includes only collateral pledged by the Company where counterparties have the right to sell or pledge the collateral.
See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Income

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2021	2020	2019

Interest Income
Loans	$10,747	$12,018	$14,099
Loans held for sale	232	216	162
Investment securities	2,365	2,428	2,893
Other interest income	143	178	340

Total interest income	13,487	14,840	17,494

Interest Expense
Deposits	320	950	2,855
Short-term borrowings	70	141	360
Long-term debt	603	924	1,227

Total interest expense	993	2,015	4,442

Net interest income	12,494	12,825	13,052
Provision for credit losses	(1,173)	3,806	1,504

Net interest income after provision for credit losses	13,667	9,019	11,548

Noninterest Income
Credit and debit card revenue	1,507	1,338	1,413
Corporate payment products revenue	575	497	664
Merchant processing services	1,449	1,261	1,601
Trust and investment management fees	1,832	1,736	1,673
Deposit service charges	724	677	909
Treasury management fees	614	568	578
Commercial products revenue	1,102	1,143	934
Mortgage banking revenue	1,361	2,064	874
Investment products fees	239	192	186
Securities gains (losses), net	103	177	73
Other	721	748	926

Total noninterest income	10,227	10,401	9,831

Noninterest Expense
Compensation	7,299	6,635	6,325
Employee benefits	1,429	1,303	1,286
Net occupancy and equipment	1,048	1,092	1,123
Professional services	492	430	454
Marketing and business development	366	318	426
Technology and communications	1,454	1,294	1,095
Postage, printing and supplies	274	288	290
Other intangibles	159	176	168
Other	1,207	1,833	1,618

Total noninterest expense	13,728	13,369	12,785

Income before income taxes	10,166	6,051	8,594
Applicable income taxes	2,181	1,066	1,648

Net income	7,985	4,985	6,946
Net (income) loss attributable to noncontrolling interests	(22)	(26)	(32)

Net income attributable to U.S. Bancorp	$7,963	$4,959	$6,914

Net income applicable to U.S. Bancorp common shareholders	$7,605	$4,621	$6,583

Earnings per common share	$5.11	$3.06	$4.16
Diluted earnings per common share	$5.10	$3.06	$4.16
Average common shares outstanding	1,489	1,509	1,581
Average diluted common shares outstanding	1,490	1,510	1,583
See Notes to
Consolidated
Financial
Statements.

U.S. Bancorp
Consolidated Statement of Comprehensive Income

Year Ended December 31 (Dollars in Millions)	2021	2020	2019
Net income	$7,985	$4,985	$6,946

Other Comprehensive Income (Loss)
Changes in unrealized gains (losses) on investment securities available-for-sale	(3,698)	2,905	1,693
Unrealized gains (losses) on held-to-maturity investment securities transferred to available-for-sale	–	–	141
Changes in unrealized gains (losses) on derivative hedges	125	(194)	(229)
Foreign currency translation	35	2	26
Changes in unrealized gains (losses) on retirement plans	400	(401)	(380)
Reclassification to earnings of realized (gains) losses	104	(42)	20
Income taxes related to other comprehensive income (loss)	769	(575)	(322)

Total other comprehensive income (loss)	(2,265)	1,695	949

Comprehensive income	5,720	6,680	7,895
Comprehensive (income) loss attributable to noncontrolling interests	(22)	(26)	(32)

Comprehensive income attributable to U.S. Bancorp	$5,698	$6,654	$7,863
See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Shareholders’ Equity

	U.S. Bancorp Shareholders
(Dollars and Shares in Millions, Except Per Share Data)	Common Shares Outstanding	Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total U.S. Bancorp Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance December 31, 2018	1,608	$5,984	$21	$8,469	$59,065	$(20,188)	$(2,322)	$51,029	$628	$51,657
Changes in accounting principle					2			2		2
Net income (loss)					6,914			6,914	32	6,946
Other comprehensive income (loss)							949	949		949
Preferred stock dividends (a)					(302)			(302)		(302)
Common stock dividends ($1.58 per share)					(2,493)			(2,493)		(2,493)
Issuance of common and treasury stock	7			(174)		263		89		89
Purchase of treasury stock	(81)					(4,515)		(4,515)		(4,515)
Distributions to noncontrolling interests								–	(31)	(31)
Net other changes in noncontrolling interests								–	1	1
Stock option and restricted stock grants				180				180		180

Balance December 31, 2019	1,534	$5,984	$21	$8,475	$63,186	$(24,440)	$(1,373)	$51,853	$630	$52,483

Change in accounting principle (b)					(1,099)			(1,099)		(1,099)
Net income (loss)					4,959			4,959	26	4,985
Other comprehensive income (loss)							1,695	1,695		1,695
Preferred stock dividends (c)					(304)			(304)		(304)
Common stock dividends ($1.68 per share)					(2,541)			(2,541)		(2,541)
Issuance of preferred stock		486						486		486
Call of preferred stock		(487)			(13)			(500)		(500)
Issuance of common and treasury stock	4			(154)		171		17		17
Purchase of treasury stock	(31)					(1,661)		(1,661)		(1,661)
Distributions to noncontrolling interests								–	(25)	(25)
Net other changes in noncontrolling interests								–	(1)	(1)
Stock option and restricted stock grants				190				190		190

Balance December 31, 2020	1,507	$5,983	$21	$8,511	$64,188	$(25,930)	$322	$53,095	$630	$53,725

Net income (loss)					7,963			7,963	22	7,985
Other comprehensive income (loss)							(2,265)	(2,265)		(2,265)
Preferred stock dividends (d)					(303)			(303)		(303)
Common stock dividends ($1.76 per share)					(2,630)			(2,630)		(2,630)
Issuance of preferred stock		2,221						2,221		2,221
Call and redemption of preferred stock		(1,833)			(17)			(1,850)		(1,850)
Issuance of common and treasury stock	5			(169)		215		46		46
Purchase of treasury stock	(28)					(1,556)		(1,556)		(1,556)
Distributions to noncontrolling interests								–	(20)	(20)
Purchase of noncontrolling interests								–	(167)	(167)
Net other changes in noncontrolling interests								–	4	4
Stock option and restricted stock grants				197				197		197

Balance December 31, 2021	1,484	$6,371	$21	$8,539	$69,201	$(27,271)	($1,943)	$54,918	$469	$55,387
(a)
Reflects dividends declared per share on the Company’s Series A, Series B, Series F, Series H, Series I, Series J and Series K
Non-Cumulative
Perpetual Preferred Stock of $3,654.95, $887.15, $1,625.00, $1,287.52, $1,281.25, $1,325.00 and $1,375.00, respectively.

(b)
Effective January 1, 2020, the Company adopted accounting guidance which changed impairment recognition of financial instruments to a model that is based on expected losses rather than incurred losses. Upon adoption, the Company increased its allowance for credit losses and reduced retained earnings net of deferred taxes through a cumulative-effect adjustment.

(c)
Reflects dividends declared per share on the Company’s Series A, Series B, Series F, Series H, Series I, Series J, Series K and Series L
Non-Cumulative
Perpetual Preferred Stock of $3,558.332, $889.58, $1,625.00, $1,287.52, $1,281.25, $1,325.00, $1,375.00 and $203.13, respectively.

(d)
Reflects dividends declared per share on the Company’s Series A, Series B, Series F, Series I, Series J, Series K, Series L, Series M and Series N
Non-Cumulative
Perpetual Preferred Stock of $3,548.61, $887.153, $1,625.00, $232.953, $1,325.00, $1,375.00, $937.50, $952.778 and $202.986, respectively.

See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2021	2020	2019

Operating Activities
Net income attributable to U.S. Bancorp	$7,963	$4,959	$6,914
Adjustments to reconcile net income to net cash provided by operating activities
Provision for credit losses	(1,173)	3,806	1,504
Depreciation and amortization of premises and equipment	338	351	334
Amortization of intangibles	159	176	168
(Gain) loss on sale of loans held for sale	(1,135)	(2,193)	(762)
(Gain) loss on sale of securities and other assets	(398)	(344)	(469)
Loans originated for sale, net of repayments	(72,627)	(67,449)	(36,561)
Proceeds from sales of loans held for sale	74,315	65,468	33,303
Other, net	2,428	(1,058)	458

Net cash provided by operating activities	9,870	3,716	4,889

Investing Activities
Proceeds from sales of available-for-sale investment securities	16,075	15,596	11,252
Proceeds from maturities of held-to-maturity investment securities	1,093	–	9,137
Proceeds from maturities of available-for-sale investment securities	41,199	40,639	11,454
Purchases of held-to-maturity investment securities	(1,088)	–	(6,701)
Purchases of available-for-sale investment securities	(99,045)	(68,662)	(33,814)
Net (increase) decrease in loans outstanding	(17,459)	6,350	(9,871)
Proceeds from sales of loans	6,183	2,250	2,899
Purchases of loans	(4,466)	(11,622)	(3,805)
Net decrease (increase) in securities purchased under agreements to resell	18	645	(816)
Other, net	3	(636)	(1,295)

Net cash used in investing activities	(57,487)	(15,440)	(21,560)

Financing Activities
Net increase in deposits	26,313	67,854	16,441
Net increase (decrease) in short-term borrowings	30	(11,957)	9,584
Proceeds from issuance of long-term debt	2,626	14,501	9,899
Principal payments or redemption of long-term debt	(11,432)	(14,476)	(11,119)
Proceeds from issuance of preferred stock	2,221	486	–
Proceeds from issuance of common stock	43	15	88
Repurchase of preferred stock	(1,250)	–	–
Repurchase of common stock	(1,555)	(1,672)	(4,525)
Cash dividends paid on preferred stock	(308)	(300)	(302)
Cash dividends paid on common stock	(2,579)	(2,552)	(2,443)
Purchase of noncontrolling interests	(167)	–	–

Net cash provided by financing activities	13,942	51,899	17,623

Change in cash and due from banks	(33,675)	40,175	952
Cash and due from banks at beginning of period	62,580	22,405	21,453

Cash and due from banks at end of period	$28,905	$62,580	$22,405

Supplemental Cash Flow Disclosures
Cash paid for income taxes	$535	$1,025	$941
Cash paid for interest	1,061	2,199	4,404
Noncash transfer of held-to-maturity investment securities to available-for-sale	–	–	43,596
Noncash transfer of available-for-sale investment securities to held-to-maturity	41,823	–	–
Net noncash transfers to foreclosed property	14	23	60

Acquisitions
Assets (sold) acquired	$749	$828	$407
Liabilities sold (assumed)	(88)	(272)	36

Net	$661	$556	$443
See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1	Significant Accounting Policies
U.S. Bancorp is a financial services holding company headquartered in Minneapolis, Minnesota, serving millions of local, national and global customers. U.S. Bancorp and its subsidiaries (the “Company”) provide a full range of financial services, including lending and depository services through banking offices principally in the Midwest and West regions of the United States, through on-line services, over mobile devices and through other distribution channels. The Company also engages in credit card, merchant, and ATM processing, mortgage banking, cash management, capital markets, insurance, trust and investment management, brokerage, and leasing activities, principally in domestic markets.
Basis of Presentation
The consolidated financial statements include the accounts of the Company and its subsidiaries and all variable interest entities (“VIEs”) for which the Company has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance, and the obligation to absorb losses or right to receive benefits of the VIE that could potentially be significant to the VIE. Consolidation eliminates intercompany accounts and transactions. Certain items in prior periods have been reclassified to conform to the current period presentation.
Uses of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual experience could differ from those estimates and assumptions.
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
Held-to-maturity
Securities
Debt securities for which the Company has the positive intent and ability to hold to maturity are reported at historical cost adjusted for amortization of premiums and accretion of discounts. Expected credit losses, if any, are recorded through the establishment of an allowance for credit losses.
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
Purchased Loans
All purchased loans are recorded at fair value at the date of purchase and those acquired on or after January 1,

2020 are divided into those considered purchased with more than insignificant credit deterioration (“PCD”) and those not considered purchased with more than insignificant credit deterioration. An allowance for credit losses is established for each population and considers product mix, risk characteristics of the portfolio, bankruptcy experience, delinquency status and refreshed loan-to-value
ratios when possible. The allowance for credit losses established for purchased loans not considered PCD is recognized through provision expense upon acquisition, whereas the allowance for credit losses established for loans considered PCD at acquisition is offset by an increase in the basis of the acquired loans. Any subsequent increases and decreases in the allowance for credit losses related to purchased loans, regardless of PCD status, are recognized through provision expense, with charge-offs charged to the allowance. The Company did not have a material amount of PCD loans included in its loan portfolio at December 31, 2021. In accordance with applicable authoritative accounting guidance, purchased loans acquired prior to January 1, 2020 were initially measured at fair value, inclusive of any credit discounts, and an allowance for credit losses was not recorded as of the acquisition date.
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
Multiple economic scenarios are considered over a three-year reasonable and supportable forecast period, which includes increasing consideration of historical loss experience over years two and three. These economic scenarios are constructed with interrelated projections of multiple economic variables, and loss estimates are produced that consider the historical correlation of those economic variables with credit losses. After the forecast period, the Company fully reverts to long-term historical loss experience, adjusted for prepayments and characteristics of the current loan and lease portfolio, to estimate losses over the remaining life of the portfolio. The economic scenarios are updated at least quarterly and are designed to provide a range of reasonable estimates, from better to worse than current expectations. Scenarios are weighted based on the Company’s expectation of economic conditions for the foreseeable future and reflect significant judgment and consideration of uncertainties that exist. Final loss estimates also consider factors affecting credit losses not reflected in the scenarios, due to the unique aspects of current conditions and expectations. These factors may include, but are not limited to, loan servicing practices, regulatory guidance, and/or fiscal and monetary policy actions.
The allowance recorded for credit losses utilizes forward-looking expected loss models to consider a variety of factors affecting lifetime credit losses. These factors include, but are not limited to, macroeconomic variables such as unemployment rates, real estate prices, gross domestic product levels and corporate bond spreads, as well as loan and borrower characteristics, such as internal risk ratings on commercial loans and consumer credit scores, delinquency status, collateral type and available valuation information, consideration of end-of-term
losses on lease residuals, and the remaining term of the loan, adjusted for expected prepayments. For each loan portfolio, model estimates are adjusted as necessary to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices, economic conditions or other factors that would affect the accuracy of the model. Expected credit loss estimates also include consideration of expected cash recoveries on loans previously charged-off
or expected recoveries on collateral dependent loans where recovery is expected through sale of the collateral. Where loans do not exhibit similar risk characteristics, an individual analysis is performed to consider expected credit losses. The allowance recorded for individually evaluated loans greater than $5 million in the commercial lending segment is based on an analysis utilizing expected cash flows discounted using the original effective interest rate, the observable market price of the loan, or the fair value of the collateral, less selling costs, for collateral-dependent loans as appropriate.
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

The Company’s methodology for determining the appropriate allowance for credit losses also considers the imprecision inherent in the methodologies used and allocated to the various loan portfolios. As a result, amounts determined under the methodologies described above are adjusted by management to consider the potential impact of other qualitative factors not captured in the quantitative model adjustments which include, but are not limited to, the following: model imprecision, imprecision in economic scenario assumptions, and emerging risks related to either changes in the economic environment that are affecting specific portfolios, or changes in portfolio concentrations over time that may affect model performance. The consideration of these items results in adjustments to allowance amounts included in the Company’s allowance for credit losses for each loan portfolio.
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
Commercial lending segment loans are generally placed on nonaccrual status when the collection of principal and interest has become 90 days past due or is otherwise considered doubtful. Commercial lending segment loans are generally fully charged down if unsecured by collateral
or partially charged down to the fair value of the collateral securing the loan, less costs to sell, when the loan is placed on nonaccrual.
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
Loans Held For Sale
Loans held for sale (“LHFS”) represent mortgage loans intended to be sold in the secondary market and other loans that management has an active plan to sell. LHFS are carried at the lower-of-cost-or-fair
value as determined on an aggregate basis by type of loan with the exception of loans for which the Company has elected fair value accounting, which are carried at fair value. Any writedowns to fair value upon the transfer of loans to LHFS are reflected in loan charge-offs.
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
Reference Interest Rate Transition
In March 2020, the FASB issued accounting guidance, providing temporary optional expedients and exceptions to the guidance in United States generally accepted accounting principles on contract modifications and hedge accounting, to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates. Under the guidance, a company can elect not to apply certain modification accounting requirements to contracts affected by reference rate transition, if certain criteria are met. A company that makes this election would not be required to remeasure the contracts at the modification date or reassess a previous accounting determination. This guidance also permits a company to elect various optional expedients that would allow it to continue applying hedge accounting for hedging relationships affected by reference rate transition, if certain criteria are met. The guidance is effective upon issuance and generally can be applied through December 31, 2022. The Company is in the process of evaluating and applying, as applicable, the optional expedients and exceptions in accounting for eligible contract modifications, eligible existing hedging relationships and new hedging relationships available through December 31, 2022. The adoption of this guidance has not had, and is expected to continue to not have, a material impact on the Company’s financial statements.

NOTE 3	Business Combinations
In September 2021, the Company announced that it has entered into a definitive agreement to acquire MUFG Union Bank’s core regional banking franchise from Mitsubishi UFJ Financial Group (“MUFG”), for an expected purchase price of approximately $8.0 billion, including $5.5 billion in cash and approximately 44 million shares of the Company’s common stock. The transaction excludes the purchase of MUFG Union Bank’s Global Corporate & Investment Bank, certain middle and back office functions, and other assets. MUFG Union Bank currently has approximately 300 branches in California, Washington and Oregon and is expected to add approximately $105 billion in total assets, $58 billion of loans and $90 billion of deposits to the Company’s consolidated balance sheet. The transaction is expected to close in the first half of 2022, subject to customary closing conditions, including regulatory approvals.

NOTE 4	Restrictions on Cash and Due from
Banks
Banking regulators require bank subsidiaries to maintain minimum average reserve balances, either in the form of vault cash or reserve balances held with central banks or other financial institutions. The amount of required reserve balances were approximately $78 million and $73 million at December 31, 2021 and 2020, respectively. The Company held balances at central banks and other financial institutions of $23.0 billion and $55.4 billion at December 31, 2021 and 2020, respectively, to meet these requirements and for other purposes. These balances are included in cash and due from banks on the Consolidated Balance Sheet.

NOTE 5	Investment Securities
The amortized cost, gross unrealized holding gains and losses, and fair value of held-to-maturity
and
available-for-sale
investment securities at December 31 were as follows:

	2021				2020
(Dollars in Millions)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Held-to-maturity
Residential agency mortgage-backed securities	$41,858	$2	$(48)	$41,812	$–	$–	$–	$–
Total held-to-maturity	$41,858	$2	$(48)	$41,812	$–	$–	$–	$–
Available-for-sale
U.S. Treasury and agencies	$36,648	$205	$(244)	$36,609	$21,954	$462	$(25)	$22,391
Mortgage-backed securities
Residential agency	76,761	665	(347)	77,079	98,031	1,950	(13)	99,968
Commercial agency	8,633	53	(201)	8,485	5,251	170	(15)	5,406
Asset-backed securities	62	4	–	66	200	5	–	205
Obligations of state and political subdivisions	10,130	607	(20)	10,717	8,166	695	–	8,861
Other	7	–	–	7	9	–	–	9
Total available-for-sale	$132,241	$1,534	$(812)	$132,963	$133,611	$3,282	$(53)	$136,840

During the fourth quarter of 2021, the Company transferred $43.1 billion amortized cost ($41.8 billion fair value) of available-for-sale
investment securities to the
held-to-maturity
category to reflect its new intent for these securities.
Investment securities with a fair value of $30.7 billion at December 31, 2021, and $11.0 billion at December 31, 2020, were pledged to secure public, private and trust deposits, repurchase agreements and for other purposes required by contractual obligation or law. Included in these amounts were securities where the Company and certain counterparties have agreements granting the counterparties the right to sell or pledge the securities. Investment securities securing these types of arrangements had a fair value of $557 million at December 31, 2021, and $402 million at December 31, 2020.

The following table provides information about the amount of interest income from taxable and non-taxable
investment securities:

Year Ended December 31 (Dollars in Millions)	2021	2020	2019
Taxable	$2,103	$2,201	$2,680
Non-taxable	262	227	213
Total interest income from investment securities	$2,365	$2,428	$2,893
The following table provides information about the amount of gross gains and losses realized through the sales of available-for-sale
investment securities:

Year Ended December 31 (Dollars in Millions)	2021	2020	2019
Realized gains	$122	$200	$99
Realized losses	(19)	(23)	(26)
Net realized gains	$103	$177	$73
Income tax on net realized gains	$26	$45	$18

The Company conducts a regular assessment of its available-for-sale investment securities with unrealized losses to determine whether all or some portion of a security’s unrealized loss is related to credit and an allowance for credit losses is necessary. If the Company intends to sell or it is more likely than not the Company will be required to sell an investment security, the amortized cost of the security is written down to fair value. When evaluating credit losses, the Company considers various factors such as the nature of the investment security, the credit ratings or financial condition of the issuer, the extent of the unrealized loss, expected cash flows of underlying collateral, the existence of any government or agency guarantees, and market conditions. The Company measures the allowance for credit losses using market information where available and discounting the cash flows at the original effective rate of the investment security. The allowance for credit losses is adjusted each period through earnings and can be subsequently recovered. The allowance for credit losses on the Company’s available-for-sale investment securities was immaterial at December 31, 2021 and December 31, 2020.

At December 31, 2021, certain investment securities had a fair value below amortized cost. The following table shows the gross unrealized losses and fair value of the Company’s available-for-sale
investment securities with unrealized losses, aggregated by investment category and length of time the individual investment securities have been in continuous unrealized loss positions, at December 31, 2021:

	Less Than 12 Months		12 Months or Greater		Total
(Dollars in Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury and agencies	$11,445	$(100)	$2,879	$(144)	$14,324	$(244)
Residential agency mortgage-backed securities	39,720	(342)	263	(5)	39,983	(347)
Commercial agency mortgage-backed securities	4,463	(104)	1,764	(97)	6,227	(201)
Asset-backed securities	–	–	2	–	2	–
Obligations of state and political subdivisions	1,500	(20)	–	–	1,500	(20)
Other	6	–	–	–	6	–
Total investment securities	$57,134	$(566)	$4,908	$(246)	$62,042	$(812)

These unrealized losses primarily relate to changes in interest rates and market spreads subsequent to purchase of these available-for-sale
investment securities. U.S. Treasury and agencies securities and agency mortgage-backed securities are issued, guaranteed or otherwise supported by the United States government. The Company’s obligations of state and political subdivisions are generally high grade. Accordingly, the Company does not consider these unrealized losses to be credit-related and an allowance for credit losses is not necessary. In general, the issuers of the investment securities are contractually prohibited from prepayment at less than par, and the Company did not pay significant purchase premiums for these investment securities. At December 31, 2021, the Company had no plans to sell investment securities with unrealized losses, and believes it is more likely than not it would not be required to sell such investment securities before recovery of their amortized cost.
During the year ended December 31, 2021 and 2020, the Company did not purchase any investment securities that had more-than-insignificant credit deterioration.
All of the Company’s
held-to-maturity
investment securities are highly rated agency mortgage-backed securities that are guaranteed or otherwise supported by the United States government and have no history of credit losses. Accordingly the Company does not expect to incur any credit losses on held-to-maturity
investment securities and has no allowance for credit losses recorded for these securities.

The following table provides information about the amortized cost, fair value and yield by maturity date of the investment securities outstanding at December 31, 2021:

(Dollars in Millions)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield (e)

Held-to-maturity
Mortgage-Backed Securities (a)
Maturing in one year or less	$–	$–	–	–%
Maturing after one year through five years	2	2	4.8	1.69
Maturing after five years through ten years	41,856	41,810	7.4	1.45
Maturing after ten years	–	–	–	–

Total	$41,858	$41,812	7.4	1.45%

Total held-to-maturity	$41,858	$41,812	7.4	1.45%

Available-for-sale
U.S. Treasury and Agencies
Maturing in one year or less	$2,724	$2,744	.6	1.91%
Maturing after one year through five years	8,400	8,483	2.9	1.52
Maturing after five years through ten years	22,469	22,378	8.1	1.44
Maturing after ten years	3,055	3,004	12.0	1.99

Total	$36,648	$36,609	6.7	1.54%

Mortgage-Backed Securities (a)
Maturing in one year or less	$104	$104	.7	2.02%
Maturing after one year through five years	42,711	43,267	3.6	1.47
Maturing after five years through ten years	42,560	42,174	6.3	1.70
Maturing after ten years	19	19	12.4	1.24

Total	$85,394	$85,564	4.9	1.58%

Asset-Backed Securities (a)
Maturing in one year or less	$–	$–	.5	2.69%
Maturing after one year through five years	3	4	2.6	1.62
Maturing after five years through ten years	59	61	5.3	1.52
Maturing after ten years	–	1	12.9	2.41

Total	$62	$66	5.2	1.53%

Obligations of State and Political Subdivisions (b) (c)
Maturing in one year or less	$393	$398	.5	4.30%
Maturing after one year through five years	2,954	3,178	4.1	4.25
Maturing after five years through ten years	6,217	6,579	7.2	3.45
Maturing after ten years	566	562	17.7	2.58

Total	$10,130	$10,717	6.6	3.67%

Other
Maturing in one year or less	$–	$–	–	–%
Maturing after one year through five years	7	7	3.4	2.07
Maturing after five years through ten years	–	–	–	–
Maturing after ten years	–	–	–	–

Total	$7	$7	3.4	2.07%

Total available-for-sale (d)	$132,241	$132,963	5.5	1.73%
(a)	Information related to asset and mortgage-backed securities included above is presented based upon weighted-average maturities that take into account anticipated future prepayments.
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

(d)	The weighted-average maturity of total available-for-sale investment securities was 3.4 years at December 31, 2020, with a corresponding weighted-average yield of 1.61 percent.
(e)
Weighted-average yields for obligations of state and political subdivisions are presented on a fully-taxable equivalent basis based on a federal income tax rate of 21 percent. Yields on investment securities are computed based on amortized cost balances, excluding any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale
to
held-to-maturity.

NOTE 6	Loans and Allowance for Credit Losses
The composition of the loan portfolio at December 31, disaggregated by class and underlying specific portfolio type, was as follows:

(Dollars in Millions)	2021	2020

Commercial
Commercial	$106,912	$97,315
Lease financing	5,111	5,556

Total commercial	112,023	102,871

Commercial Real Estate
Commercial mortgages	28,757	28,472
Construction and development	10,296	10,839

Total commercial real estate	39,053	39,311

Residential Mortgages
Residential mortgages	67,546	66,525
Home equity loans, first liens	8,947	9,630

Total residential mortgages	76,493	76,155

Credit Card	22,500	22,346

Other Retail
Retail leasing	7,256	8,150
Home equity and second mortgages	10,446	12,472
Revolving credit	2,750	2,688
Installment	16,514	13,823
Automobile	24,866	19,722
Student	127	169

Total other retail	61,959	57,024

Total loans	$312,028	$297,707

The Company had loans of $92.1 billion at December 31, 2021, and $96.1 billion at December 31, 2020, pledged at the Federal Home Loan Bank, and loans of $76.9 billion at December 31, 2021, and $67.8 billion at December 31, 2020, pledged at the Federal Reserve Bank.
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
Originated loans are reported at the principal amount outstanding, net of unearned interest and deferred fees and costs, and any partial charge-offs recorded. Net unearned interest and deferred fees and costs amounted to $475 million at December 31, 2021 and $763 million at December 31, 2020. All purchased loans are recorded at fair value at the date of purchase. Beginning January 1, 2020, the Company evaluates purchased loans for more-than-insignificant deterioration at the date of purchase in accordance with applicable authoritative accounting guidance. Purchased loans that have experienced more-than-insignificant deterioration from origination are considered purchased credit deteriorated loans. All other purchased loans are considered non-purchased
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

Activity in the allowance for credit losses by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans
Balance at December 31, 2020	$2,423	$1,544	$573	$2,355	$1,115	$8,010
Add
Provision for credit losses	(471)	(419)	(40)	(170)	(73)	(1,173)
Deduct
Loans charged-off	222	29	18	686	253	1,208
Less recoveries of loans charged-off	(119)	(27)	(50)	(174)	(156)	(526)

Net loan charge-offs (recoveries)	103	2	(32)	512	97	682

Balance at December 31, 2021	$1,849	$1,123	$565	$1,673	$945	$6,155

Balance at December 31, 2019	$1,484	$799	$433	$1,128	$647	$4,491
Add
Change in accounting principle (a)	378	(122)	(30)	872	401	1,499
Provision for credit losses	1,074	1,054	158	1,184	336	3,806
Deduct
Loans charged-off	575	210	19	975	401	2,180
Less recoveries of loans charged-off	(62)	(23)	(31)	(146)	(132)	(394)

Net loan charge-offs (recoveries)	513	187	(12)	829	269	1,786

Balance at December 31, 2020	$2,423	$1,544	$573	$2,355	$1,115	$8,010

Balance at December 31, 2018	$1,454	$800	$455	$1,102	$630	$4,441
Add
Provision for credit losses	315	13	(19)	919	276	1,504
Deduct
Loans charged-off	399	21	34	1,028	385	1,867
Less recoveries of loans charged-off	(114)	(7)	(31)	(135)	(126)	(413)

Net loan charge-offs (recoveries)	285	14	3	893	259	1,454

Balance at December 31, 2019	$1,484	$799	$433	$1,128	$647	$4,491
(a)
Effective January 1, 2020, the Company adopted accounting guidance which changed impairment recognition of financial instruments to a model that is based on expected losses rather than incurred losses.

The decrease in the allowance for credit losses from December 31, 2020 to December 31, 2021 reflected factors affecting economic conditions during 2021, including the enactment of additional benefits from government stimulus programs and broad vaccine availability in the United States that has reduced the risks associated with COVID-19, contributing to an economic recovery. However, economic uncertainty remains associated with supply chain concerns, rising inflationary concerns and additional virus variants.
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

The following table provides a summary of loans by portfolio class, including the delinquency status of those that continue to accrue interest, and those that are nonperforming:

	Accruing
(Dollars in Millions)	Current	30-89 Days Past Due	90 Days or More Past Due	Nonperforming (b)	Total

December 31, 2021
Commercial	$111,270	$530	$49	$174	$112,023
Commercial real estate	38,678	80	11	284	39,053
Residential mortgages (a)	75,962	124	181	226	76,493
Credit card	22,142	193	165	–	22,500
Other retail	61,468	275	66	150	61,959

Total loans	$309,520	$1,202	$472	$834	$312,028

December 31, 2020
Commercial	$102,127	$314	$55	$375	$102,871
Commercial real estate	38,676	183	2	450	39,311
Residential mortgages (a)	75,529	244	137	245	76,155
Credit card	21,918	231	197	–	22,346
Other retail	56,466	318	86	154	57,024

Total loans	$294,716	$1,290	$477	$1,224	$297,707
(a)
At December 31, 2021, $791 million of loans 30–89 days past due and $1.5 billion of loans 90 days or more past due purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs, were classified as current, compared with $1.4 billion and $1.8 billion at December 31, 2020, respectively.

(b)
Substantially all nonperforming loans at December 31, 2021 and 2020, had an associated allowance for credit losses. The Company recognized interest income on nonperforming loans of $16 million and $23 million for the years ended December 31, 2021 and 2020, respectively, compared to what would have been recognized at the original contractual terms of the loans of $34 million and $45 million, respectively.

At December 31, 2021, total nonperforming assets held by the Company were $878 million, compared with $1.3 billion at December 31, 2020. Total nonperforming assets included $834 million of nonperforming loans, $22 million of OREO and $22 million of other nonperforming assets owned by the Company at December 31, 2021, compared with $1.2 billion, $24 million and $50 million, respectively at December 31, 2020.
At December 31, 2021, the amount of foreclosed residential real estate held by the Company, and included in OREO, was $22 million, compared with $23 million at December 31, 2020. These amounts excluded $22 million and $33 million at December 31, 2021 and December 31, 2020, respectively, of foreclosed residential real estate related to mortgage loans whose payments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs. In addition, the amount of residential mortgage loans secured by residential real estate in the process of foreclosure at December 31, 2021 and December 31, 2020, was $696 million and $1.0 billion, respectively, of which $555 million and $812 million, respectively, related to loans purchased from Government National Mortgage Association (“GNMA”) mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

The following table provides a summary of loans by portfolio class and the Company’s internal credit quality rating:

	December 31, 2021					December 31, 2020
		Criticized					Criticized
(Dollars in Millions)	Pass	Special Mention	Classified (a)	Total Criticized	Total	Pass	Special Mention	Classified (a)	Total Criticized	Total
Commercial
Originated in 2021	$51,155	$387	$287	$674	$51,829	$–	$–	$–	$–	$–
Originated in 2020	14,091	304	133	437	14,528	34,557	1,335	1,753	3,088	37,645
Originated in 2019	10,159	151	54	205	10,364	17,867	269	349	618	18,485
Originated in 2018	5,122	3	36	39	5,161	12,349	351	176	527	12,876
Originated in 2017	2,149	2	38	40	2,189	5,257	117	270	387	5,644
Originated prior to 2017	2,774	28	43	71	2,845	4,954	128	115	243	5,197
Revolving	24,722	268	117	385	25,107	22,445	299	280	579	23,024
Total commercial	110,172	1,143	708	1,851	112,023	97,429	2,499	2,943	5,442	102,871
Commercial real estate
Originated in 2021	13,364	6	990	996	14,360	–	–	–	–	–
Originated in 2020	7,459	198	263	461	7,920	9,446	461	1,137	1,598	11,044
Originated in 2019	6,368	251	610	861	7,229	9,514	454	1,005	1,459	10,973
Originated in 2018	2,996	29	229	258	3,254	6,053	411	639	1,050	7,103
Originated in 2017	1,662	38	113	151	1,813	2,650	198	340	538	3,188
Originated prior to 2017	2,811	17	111	128	2,939	4,762	240	309	549	5,311
Revolving	1,494	1	43	44	1,538	1,445	9	238	247	1,692
Total commercial real estate	36,154	540	2,359	2,899	39,053	33,870	1,773	3,668	5,441	39,311
Residential mortgages (b)
Originated in 2021	29,882	–	3	3	29,885	–	–	–	–	–
Originated in 2020	15,948	1	8	9	15,957	23,262	1	3	4	23,266
Originated in 2019	6,938	–	36	36	6,974	13,969	1	17	18	13,987
Originated in 2018	2,889	–	30	30	2,919	5,670	1	22	23	5,693
Originated in 2017	3,796	–	30	30	3,826	6,918	1	24	25	6,943
Originated prior to 2017	16,619	–	312	312	16,931	25,921	2	342	344	26,265
Revolving	1	–	–	–	1	1	–	–	–	1
Total residential mortgages	76,073	1	419	420	76,493	75,741	6	408	414	76,155
Credit card (c)	22,335	–	165	165	22,500	22,149	–	197	197	22,346
Other retail
Originated in 2021	22,455	–	6	6	22,461	–	–	–	–	–
Originated in 2020	12,071	–	9	9	12,080	17,589	–	7	7	17,596
Originated in 2019	7,223	–	17	17	7,240	11,605	–	23	23	11,628
Originated in 2018	3,285	–	14	14	3,299	6,814	–	27	27	6,841
Originated in 2017	1,726	–	9	9	1,735	3,879	–	22	22	3,901
Originated prior to 2017	1,973	–	15	15	1,988	3,731	–	29	29	3,760
Revolving	12,532	–	112	112	12,644	12,647	–	110	110	12,757
Revolving converted to term	472	–	40	40	512	503	–	38	38	541
Total other retail	61,737	–	222	222	61,959	56,768	–	256	256	57,024
Total loans	$306,471	$1,684	$3,873	$5,557	$312,028	$285,957	$4,278	$7,472	$11,750	$297,707
Total outstanding commitments	$662,363	$3,372	$5,684	$9,056	$671,419	$627,606	$8,772	$9,374	$18,146	$645,752
Note:	Year of origination is based on the origination date of a loan, or for existing loans the date when the maturity date, pricing or commitment amount is amended.
(a)	Classified rating on consumer loans primarily based on delinquency status.
(b)
At December 31, 2021, $1.5 billion of GNMA loans 90 days or more past due and $1.1 billion of restructured GNMA loans whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs were classified with a pass rating, compared with $1.8 billion and $1.4 billion at December 31, 2020, respectively.

(c)	All credit card loans are considered revolving loans.

Troubled Debt Restructurings
In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. The following table provides a summary of loans modified as TDRs for the years ended December 31, by portfolio class:

(Dollars in Millions)	Number of Loans	Pre-Modification Outstanding Loan Balance	Post-Modification Outstanding Loan Balance

2021
Commercial	2,156	$140	$127
Commercial real estate	112	193	179
Residential mortgages	977	329	328
Credit card	25,297	144	146
Other retail	2,576	74	67

Total loans, excluding loans purchased from GNMA mortgage pools	31,118	880	847
Loans purchased from GNMA mortgage pools	2,311	334	346

Total loans	33,429	$1,214	$1,193

2020
Commercial	3,423	$628	$493
Commercial real estate	149	262	218
Residential mortgages	1,176	402	401
Credit card	23,549	135	136
Other retail	4,027	117	114

Total loans, excluding loans purchased from GNMA mortgage pools	32,324	1,544	1,362
Loans purchased from GNMA mortgage pools	4,630	667	659

Total loans	36,954	$2,211	$2,021

2019
Commercial	3,445	$376	$359
Commercial real estate	136	129	125
Residential mortgages	417	55	54
Credit card	34,247	185	186
Other retail	2,952	63	61

Total loans, excluding loans purchased from GNMA mortgage pools	41,197	808	785
Loans purchased from GNMA mortgage pools	6,257	856	827

Total loans	47,454	$1,664	$1,612

Residential mortgages, home equity and second mortgages, and loans purchased from GNMA mortgage pools in the table above include trial period arrangements offered to customers during the periods presented. The post-modification balances for these loans reflect the current outstanding balance until a permanent modification is made. In addition, the post-modification balances typically include capitalization of unpaid accrued interest and/or fees under the various modification programs. At December 31, 2021, 7 residential mortgages, 2 home equity and second mortgage loans and 34 loans purchased from GNMA mortgage pools with outstanding balances of $1 million, less than $1 million and $4 million, respectively, were in a trial period and have estimated post-modification balances of $1 million, less than $1 million and $5 million, respectively, assuming permanent modification occurs at the end of the trial period.

The following table provides a summary of TDR loans that defaulted (fully or partially charged-off
or became 90 days or more past due) for the years ended December 31, that were modified as TDRs within 12 months previous to default:

(Dollars in Millions)	Number of Loans	Amount Defaulted

2021
Commercial	1,084	$32
Commercial real estate	16	7
Residential mortgages	81	9
Credit card	7,700	43
Other retail	714	11

Total loans, excluding loans purchased from GNMA mortgage pools	9,595	102
Loans purchased from GNMA mortgage pools	176	26

Total loans	9,771	$128

2020
Commercial	1,148	$80
Commercial real estate	50	30
Residential mortgages	38	5
Credit card	6,688	35
Other retail	307	4

Total loans, excluding loans purchased from GNMA mortgage pools	8,231	154
Loans purchased from GNMA mortgage pools	498	66

Total loans	8,729	$220

2019
Commercial	1,040	$46
Commercial real estate	36	24
Residential mortgages	137	15
Credit card	8,273	40
Other retail	380	10

Total loans, excluding loans purchased from GNMA mortgage pools	9,866	135
Loans purchased from GNMA mortgage pools	997	131

Total loans	10,863	$266

In addition to the defaults in the table above, the Company had a total of 17 residential mortgage loans, home equity and second mortgage loans and loans purchased from GNMA mortgage pools for the year ended December 31, 2021, where borrowers did not successfully complete the trial period arrangement and, therefore, are no longer eligible for a permanent modification under the applicable modification program. These loans had aggregate outstanding balances of $2 million for the year ended December 31, 2021.
As of December 31, 2021, the Company had $132 million of commitments to lend additional funds to borrowers whose terms of their outstanding owed balances have been modified in TDRs.

NOTE 7	Leases

The Company, as a lessor, originates retail and commercial leases either directly to the consumer or indirectly through dealer networks. Retail leases consist primarily of automobiles, while commercial leases may include high dollar assets such as aircraft or lower cost items such as office equipment.

The components of the net investment in sales-type and direct financing leases, at December 31, were as follows:

(Dollars in Millions)	2021	2020
Lease receivables	$10,738	$11,890
Unguaranteed residual values accruing to the lessor’s benefit	1,610	1,787

Total net investment in sales-type and direct financing leases	$12,348	$13,677

The Company, as a lessor, recorded $888 million, $952 million and $996 million of revenue on its Consolidated Statement of Income for the years ended December 31, 2021, 2020 and
2019, respectively, primarily consisting of interest income on sales-type and direct financing leases.

The contractual future lease payments to be received by the Company, at December 31, 2021, were as follows:

(Dollars in Millions)	Sales-type and direct financing leases	Operating leases
2022	$3,926	$136
2023	3,293	104
2024	2,402	68
2025	963	44
2026	281	15
Thereafter	540	8
Total lease payments	11,405	$375
Amounts representing interest	(667)
Lease receivables	$10,738

The Company, as lessee, leases certain assets for use in its operations. Leased assets primarily include retail branches, operations centers and other corporate locations, and, to a lesser extent, office and computer equipment. For each lease with an original term greater than 12 months, the Company records a lease liability and a corresponding right of use (“ROU”) asset. At December 31, 2021, the Company’s ROU assets included in premises and equipment and lease liabilities included in long-term debt and other liabilities, were $1.2 billion and $1.3 billion, respectively, compared with $1.1 billion of ROU assets and $1.3 billion of lease liabilities at December 31, 2020, respectively.
Total costs incurred by the Company, as a lessee, were $364 million, $374 million and $394 million for the years ended December 31, 2021, 2020 and 2019, respectively, and principally related to contractual lease payments on operating leases. The Company’s leases do not impose significant covenants or other restrictions on the Company.

The following table presents amounts relevant to the Company’s assets leased for use in its operations for the years ended December 31:

(Dollars in Millions)	2021	2020	2019
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$288	$305	$302
Operating cash flows from finance leases	5	6	7
Financing cash flows from finance leases	12	12	10
Right of use assets obtained in exchange for new operating lease liabilities	164	128	134
Right of use assets obtained in exchange for new finance lease liabilities	75	6	10
The following table presents the weighted-average remaining lease terms and discount rates of the Company’s assets leased for use in its operations at
December 31:

	2021	2020
Weighted-average remaining lease term of operating leases (in years)	7.0	7.0
Weighted-average remaining lease term of finance leases (in years)	9.5	9.6
Weighted-average discount rate of operating leases	2.7%	3.0%
Weighted-average discount rate of finance leases	9.3%	12.5%

The contractual future lease obligations of the Company at December 31, 2021, were as follows:

(Dollars in Millions)	Operating leases	Finance leases
2022	$278	$27
2023	240	27
2024	194	24
2025	145	16
2026	105	10
Thereafter	329	32
Total lease payments	1,291	136
Amounts representing interest	(121)	(23)
Lease liabilities	$1,170	$113

NOTE 8	Accounting for Transfers and Servicing of Financial Assets and Variable Interest
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
For loans sold under participation agreements, the Company also considers whether the terms of the loan participation agreement meet the accounting definition of a participating interest. With the exception of servicing and certain performance-based guarantees, the Company’s continuing involvement with financial assets sold is minimal and generally limited to market customary representation and warranty clauses. Any gain or loss on sale depends on the previous carrying amount of the transferred financial assets, the consideration received, and any liabilities incurred in exchange for the transferred assets. Upon transfer, any servicing assets and other interests that continue to be held by the Company are initially recognized at fair value. For further information on MSR’s, refer to Note 10. On a limited basis, the Company may acquire and package high-grade corporate bonds for select corporate customers, in which the Company generally has no continuing involvement with these transactions. Additionally, the Company is an authorized GNMA issuer and issues GNMA securities on a regular basis. The Company has no other asset securitizations or similar asset-backed financing arrangements that are off-balance
sheet.
The Company also provides financial support

primarily through the use of waivers of trust and investment management fees associated with various unconsolidated registered money market funds it manages. The Company provided $250 million, $89 million and $30 million of support to the funds during the years ended December 31, 2021, 2020 and 2019, respectively.
The Company is involved in various entities that are considered to be VIEs. The Company’s investments in VIEs are primarily related to investments promoting affordable housing, community development and renewable energy sources. Some of these tax-advantaged
investments support the Company’s regulatory compliance with the Community Reinvestment Act. The Company’s investments in these entities generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. These tax credits are recognized as a reduction of tax expense or, for investments qualifying as investment tax credits, as a reduction to the related investment asset. The Company recognized federal and state income tax credits related to its affordable housing and other tax-advantaged
investments in tax expense of $508 million, $578 million and $615 million for the years ended December 31, 2021, 2020 and 2019, respectively. The Company also recognized $418 million, $414 million and $506 million of investment tax credits for the years ended December 31, 2021, 2020 and 2019, respectively. The Company recognized $468 million, $545 million and $557 million of expenses related to all of these investments for the years ended December 31, 2021, 2020 and 2019, respectively, of which $336 million, $367 million and $318 million, respectively, were included in tax expense and the remaining amounts were included in noninterest expense.
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
The following table provides a summary of investments in community development and tax-advantaged
VIEs that the Company has not consolidated:

At December 31 (Dollars in Millions)	2021	2020
Investment carrying amount	$4,484	$5,378
Unfunded capital and other commitments	1,890	2,334
Maximum exposure to loss	9,899	11,219
The Company also has noncontrolling financial investments in private investment funds and partnerships considered to be VIEs, which are not consolidated. The Company’s recorded investment in these entities, carried in other assets on the Consolidated Balance Sheet, was approximately $40 million at December 31, 2021 and $35 million at December 31, 2020. The maximum exposure to loss related to these VIEs was $84 million at December 31, 2021 and $57 million at December 31, 2020, representing the Company’s investment balance and its unfunded commitments to invest additional amounts.
The Company’s individual net investments in unconsolidated VIEs, which exclude any unfunded capital commitments, ranged from less than $1 million to $75 million at December 31, 2021, compared with less than $1 million to $78 million at December 31, 2020.
The Company is required to consolidate VIEs in which it has concluded it has a controlling financial interest. The Company sponsors entities to which it transfers its interests in tax-advantaged
investments to third parties. At December 31, 2021, approximately $5.0 billion of the Company’s assets and $3.4 billion of its liabilities included on the Consolidated Balance Sheet were related to community development and tax-advantaged
investment VIEs which the Company has consolidated, primarily related to these transfers. These amounts compared to $4.9 billion and $3.7 billion, respectively, at December 31, 2020. The majority of the assets of these consolidated VIEs are reported in other assets, and the liabilities are reported in long-term debt and other liabilities. The assets of a particular VIE are the primary source of funds to settle its obligations. The creditors of the VIEs do not have recourse to the general credit of the Company. The Company’s exposure to the consolidated VIEs is generally limited to the carrying value of its variable interests plus any related tax credits previously recognized or transferred to others with a guarantee.
In addition, the Company sponsors a municipal bond securities tender option bond program. The Company controls the activities of the program’s entities, is entitled to the residual returns and provides liquidity and remarketing arrangements to the program. As a result, the Company has consolidated the program’s entities. At December 31, 2021, $1.7 billion of available-for-sale
investment securities and $1.2 billion of short-term borrowings on the Consolidated Balance Sheet were related to the tender option bond program, compared with $2.4 billion of available-for-sale
investment securities and $1.5 billion of short-term borrowings at December 31, 2020.

NOTE 9	Premises and Equipment
Premises and equipment at December 31 consisted of the following:

(Dollars in Millions)	2021	2020
Land	$445	$487
Buildings and improvements	3,161	3,519
Furniture, fixtures and equipment	3,438	3,439
Right of use assets on operating leases	1,014	1,038
Right of use assets on finance leases	172	110
Construction in progress	23	25

	8,253	8,618
Less accumulated depreciation and amortization	(4,948)	(5,150)

Total	$3,305	$3,468

NOTE 10	Mortgage Servicing Rights

The Company capitalizes MSRs as separate assets when loans are sold and servicing is retained. MSRs may also be purchased from others. The Company carries MSRs at fair value, with changes in the fair value recorded in earnings during the period in which they occur. The Company serviced $222.4 billion of residential mortgage loans for others at December 31, 2021, and $211.8 billion at December 31, 2020, including subserviced mortgages with no corresponding MSR asset. Included in mortgage banking revenue are the MSR fair value changes arising from market rate and model assumption changes, net of the value change in derivatives used to economically hedge MSRs. These changes resulted in a net loss of $183 million, a net gain of $18 million, and a net loss of $24 million for the years ended December 31, 2021, 2020 and 2019, respectively. Loan servicing and ancillary fees, not including valuation changes, included in mortgage banking revenue were $725 million, $718 million and $734 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Changes in fair value of capitalized MSRs are summarized as follows:

(Dollars in Millions)	2021	2020	2019
Balance at beginning of period	$2,210	$2,546	$2,791
Rights purchased	42	34	20
Rights capitalized	1,136	1,030	559
Rights sold (a)	2	3	5
Changes in fair value of MSRs
Due to fluctuations in market interest rates (b)	272	(719)	(390)
Due to revised assumptions or models (c)	(196)	(12)	23
Other changes in fair value (d)	(513)	(672)	(462)

Balance at end of period	$2,953	$2,210	$2,546
(a)	MSRs sold include those having a negative fair value, resulting from the loans being severely delinquent.
(b)	Includes changes in MSR value associated with changes in market interest rates, including estimated prepayment rates and anticipated earnings on escrow deposits.
(c)
Includes changes in MSR value not caused by changes in market interest rates, such as changes in assumed cost to service, ancillary income and option adjusted spread, as well as the impact of any model changes.

(d)
Primarily the change in MSR value from passage of time and cash flows realized (decay), but also includes the impact of changes to expected cash flows not associated with changes in market interest rates, such as the impact of delinquencies.

The estimated sensitivity to changes in interest rates of the fair value of the MSR portfolio and the related derivative instruments was as follows:

	2021						2020
(Dollars in Millions)	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps
MSR portfolio	$(636)	$(324)	$(160)	$150	$287	$511	$(442)	$(271)	$(150)	$169	$343	$671
Derivative instrument hedges	614	309	152	(142)	(278)	(536)	523	281	145	(149)	(304)	(625)
Net sensitivity	$(22)	$(15)	$(8)	$8	$9	$(25)	$81	$10	$(5)	$20	$39	$46

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

A summary of the Company’s MSRs and related characteristics by portfolio as of December 31 was as follows:

	2021				2020
(Dollars in Millions)	HFA	Government	Conventional (d)	Total	HFA	Government	Conventional (d)	Total
Servicing portfolio (a)	$40,652	$21,919	$156,382	$218,953	$40,396	$25,474	$143,085	$208,955
Fair value	$527	$308	$2,118	$2,953	$406	$261	$1,543	$2,210
Value (bps) (b)	130	141	135	135	101	102	108	106
Weighted-average servicing fees (bps)	36	41	30	32	35	40	30	32
Multiple (value/servicing fees)	3.63	3.43	4.50	4.18	2.87	2.56	3.55	3.26
Weighted-average note rate	4.07%	3.70%	3.41%	3.56%	4.43%	3.91%	3.78%	3.92%
Weighted-average age (in years)	3.8	5.9	3.3	3.7	3.8	5.6	4.2	4.3
Weighted-average expected prepayment (constant prepayment rate)	11.5%	13.2%	9.6%	10.3%	14.1%	18.0%	13.8%	14.4%
Weighted-average expected life (in years)	6.5	5.6	6.9	6.7	5.6	4.3	5.5	5.4
Weighted-average option adjusted spread (c)	7.3%	7.3%	6.3%	6.6%	7.7%	7.3%	6.2%	6.6%

(a)	Represents principal balance of mortgages having corresponding MSR asset.
(b)	Calculated as fair value divided by the servicing portfolio.
(c)	Option adjusted spread is the incremental spread added to the risk-free rate to reflect optionality and other risk inherent in the MSRs.
(d)	Represents loans sold primarily to GSEs.

NOTE 11	Intangible Assets
Intangible assets consisted of the following:

At December 31 (Dollars in Millions)	2021	2020
Goodwill	$10,262	$9,918
Merchant processing contracts	195	235
Core deposit benefits	49	64
Mortgage servicing rights	2,953	2,210
Trust relationships	62	19
Other identified intangibles	479	336

Total	$14,000	$12,782
Aggregate amortization expense consisted of the following:

Year Ended December 31 (Dollars in Millions)	2021	2020	2019
Merchant processing contracts	$45	$49	$45
Core deposit benefits	15	18	22
Trust relationships	10	9	10
Other identified intangibles	89	100	91

Total	$159	$176	$168
The estimated amortization expense for the next five years is as follows:

(Dollars in Millions)
2022	$154
2023	111
2024	89
2025	63
2026	50

The following table reflects the changes in the carrying value of goodwill for the years ended December 31, 2021, 2020 and 2019:

(Dollars in Millions)	Corporate and Commercial Banking	Consumer and Business Banking	Wealth Management and Investment Services	Payment Services	Treasury and Corporate Support	Consolidated Company
Balance at December 31, 2018	$1,647	$3,475	$1,618	$2,629	$—	$9,369
Goodwill acquired	—	—	—	285	—	285
Foreign exchange translation and other	—	—	(1)	2	—	1

Balance at December 31, 2019	$1,647	$3,475	$1,617	$2,916	$—	$9,655
Goodwill acquired	—	—	—	180	—	180
Foreign exchange translation and other	—	—	2	81	—	83

Balance at December 31, 2020	$1,647	$3,475	$1,619	$3,177	$—	$9,918
Goodwill acquired	—	35	144	192	—	371
Foreign exchange translation and other	265	(265)	(2)	(25)	—	(27)

Balance at December 31, 2021	$1,912	$3,245	$1,761	$3,344	$—	$10,262

NOTE 12	Deposits
The composition of deposits at December 31 was as follows:

(Dollars in Millions)	2021	2020
Noninterest-bearing deposits	$134,901	$118,089
Interest-bearing deposits
Interest checking	115,108	95,894
Money market savings	117,619	128,058
Savings accounts	65,790	57,035
Time deposits	22,665	30,694

Total interest-bearing deposits	321,182	311,681

Total deposits	$456,083	$429,770
The maturities of time deposits outstanding at December 31, 2021 were as follows:

(Dollars in Millions)
2022	$17,637
2023	2,298
2024	1,640
2025	655
2026	434
Thereafter	1

Total	$22,665

NOTE 13	Short-Term Borrowings
Short-term borrowings at December 31 consisted of the following:

(Dollars in Millions)	2021	2020
Federal funds purchased	$628	$777
Securities sold under agreements to repurchase	1,575	1,430
Commercial paper	6,026	6,007
Other short-term borrowings	3,567	3,552

Total	$11,796	$11,766

NOTE 14	Long-Term Debt
Long-term debt (debt with original maturities of more than one year) at December 31 consisted of the following:

(Dollars in Millions)	Rate Type		Rate (a)	Maturity Date	2021	2020

U.S. Bancorp (Parent Company)
Subordinated notes	Fixed		2.950%	2022	$1,300	$1,300
	Fixed		3.600%	2024	1,000	1,000
	Fixed		7.500%	2026	199	199
	Fixed		3.100%	2026	1,000	1,000
	Fixed		3.000%	2029	1,000	1,000
	Fixed		2.491%	2036	1,300	–
Medium-term notes	Fixed		.850% - 3.950%	2022 - 2030	12,631	15,492
	Floating		.855%	202 1	–	250
Other (b)					472	683

Subtotal					18,902	20,924

Subsidiaries
Federal Home Loan Bank advances	Fixed		6.440% - 8.250%	2023 - 2026	2	1,003
	Floating	(d)	.384% - .710%	2022 - 2026	3,272	3,272
Bank notes	Fixed		1.950% - 3.400%	2022 - 2025	5,700	9,100
	Floating	(d)	– % - .604%	2022 - 2059	3,337	5,888
Other (c)					912	1,110

Subtotal					13,223	20,373

Total					$32,125	$41,297
(a)	Weighted-average interest rates of medium-term notes, Federal Home Loan Bank advances and bank notes were 2.51 percent, .65 percent and 1.80 percent, respectively.
(b)	Includes debt issuance fees and unrealized gains and losses and deferred amounts relating to derivative instruments.
(c)
Includes consolidated community development and
tax-advantaged
investment VIEs, finance lease obligations, debt issuance fees, and unrealized gains and losses and deferred amounts relating to derivative instruments.

(d)
Includes $3.3 billion of Federal Home Loan Bank advances and $2.3 billion of bank notes, whose interest is calculated by reference to LIBOR. The outstanding debt contains fallback provisions in the event that LIBOR is no longer published or quoted, but these fallback provisions have not yet been utilized.

The Company has arrangements with the Federal Home Loan Bank and Federal Reserve Bank whereby the Company could have borrowed an additional $101.0 billion and $96.5 billion at December 31, 2021 and 2020, respectively, based on collateral available.
Maturities of long-term debt outstanding at December 31, 2021, were:

(Dollars in Millions)	Parent Company	Consolidated
2022	$2,311	$4,834
2023	–	3,847
2024	5,740	5,768
2025	2,240	5,804
2026	2,685	4,200
Thereafter	5,926	7,672

Total	$18,902	$32,125

NOTE 15	Shareholders’ Equity

At December 31, 2021 and 2020, the Company had authority to issue 4 billion shares of common stock and 50 million shares of preferred stock. The Company had 1.5 billion shares of common stock outstanding at December 31, 2021 and 2020. The
Company had 36 million shares of common stock reserved for future issuances, primarily under its stock incentive plans at December 31, 2021.

The number of shares issued and outstanding and the carrying amount of each outstanding series of the Company’s preferred stock were as follows:

	2021				2020
At December 31 (Dollars in Millions)	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount
Series A	12,510	$1,251	$145	$1,106	12,510	$1,251	$145	$1,106
Series B	40,000	1,000	–	1,000	40,000	1,000	—	1,000
Series F	–	–	–	–	44,000	1,100	12	1,088
Series I	–	–	–	–	30,000	750	5	745
Series J	40,000	1,000	7	993	40,000	1,000	7	993
Series K	23,000	575	10	565	23,000	575	10	565
Series L	20,000	500	14	486	20,000	500	14	486
Series M	30,000	750	21	729	–	–	–	–
Series N	60,000	1,500	8	1,492	–	–	–	–
Total preferred stock (a)	225,510	$6,576	$205	$6,371	209,510	$6,176	$193	$5,983
(a)	The par value of all shares issued and outstanding at December 31, 2021 and 2020, was $1.00 per share.

During 2021, the Company issued depositary shares representing an ownership interest in 60,000 shares of Series N Fixed Rate Reset
Non-Cumulative
Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series N Preferred Stock”). The Series N Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to 3.70 percent from the date of issuance to, but excluding, January 15, 2027, and thereafter will accrue and be payable quarterly at a floating rate per annum equal to the five-year treasury rate plus 2.541 percent. The Series N Preferred Stock is redeemable at the Company’s option, in whole or in part, on or after January 15, 2027. The Series N Preferred Stock is redeemable at the Company’s option, in whole, but not in part, prior to January 15, 2027 within 90 days following an official administrative or judicial decision, amendment to, or change in the laws or regulations that would not allow the Company to treat the full liquidation value of the Series N Preferred Stock as Tier 1 capital for purposes of the capital adequacy guidelines of the Federal Reserve Board.
During 2021, the Company issued depositary shares representing an ownership interest in 30,000 shares of Series M
Non-Cumulative
Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series M Preferred Stock”). The Series M Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to 4.00 percent. The Series M Preferred Stock is redeemable at the Company’s option, in whole or in part, on or after April 15, 2026. The Series M Preferred Stock is redeemable at the Company’s option, in whole, but not in part, prior to April 15, 2026 within 90 days following an official administrative or judicial decision, amendment to, or change in the laws or regulations that would not allow the
Company to treat the full liquidation value of the Series M Preferred Stock as Tier 1 capital for purposes of the capital adequacy guidelines of the Federal Reserve Board.
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
During 2015, the Company issued depositary shares representing an ownership interest in 30,000 shares of Series I
Non-Cumulative
Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series I Preferred Stock”). During 2021, the Company redeemed all outstanding shares of the Series I Preferred Stock at a redemption price equal to the liquidation preference amount. The Company included a $5 million loss in the computation of diluted earnings per common share for 2021, which represents the stock issuance costs recorded in preferred stock upon the issuance of the Series I Preferred Stock that were reclassified to retained earnings on the date the Company provided notice of its intent to redeem the outstanding shares.
During 2012, the Company issued depositary shares representing an ownership interest in 44,000 shares of Series F
Non-Cumulative
Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series F Preferred Stock”). During 2021, the Company provided notice of its intent to redeem all outstanding shares of the Series F Preferred Stock during the first quarter of 2022. The Company removed the outstanding liquidation preference amount of the Series F Preferred Stock from shareholders’ equity and included it in other liabilities on the Consolidated Balance Sheet as of December 31, 2021, because upon the notification date it became mandatorily redeemable. The liquidation preference amount equals the redemption price for all outstanding shares of the Series F Preferred Stock. The Company included a $12 million loss in the computation of diluted earnings per common share for 2021, which represents the stock issuance costs recorded in preferred stock upon the issuance of the Series F Preferred Stock that were reclassified to retained earnings on the notification date.
Effective January 15, 2022, the Company redeemed all outstanding shares of the Series F Preferred Stock.
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
During 2021, 2020 and 2019, the Company repurchased shares of its common stock under various authorizations approved by its Board of Directors. Beginning in March of 2020 and continuing through the remainder of 2020, the Company suspended all common stock repurchases except for those done exclusively in connection with its stock-based compensation programs. This action was initially taken to maintain strong capital levels given the impact and uncertainties of
COVID-19
on the economy and global markets. Due to continued economic uncertainty, the Federal Reserve Board implemented measures beginning in the third quarter of 2020 and extending through the second quarter of 2021, restricting capital distributions of all large bank holding companies, including the Company. These restrictions limited the aggregate amount of common stock dividends and share repurchases to an amount that did not exceed the average net income of the four preceding calendar quarters. Based on the results of the December 2020 Federal Reserve Board Stress Test, the Company announced on December 22, 2020 that its Board of Directors had approved an authorization to repurchase $3.0 billion of its common stock beginning January 1, 2021, and repurchased $1.5 billion of its common stock during the first six months of 2021 under this program. The Company suspended all common stock repurchases at the beginning of the third quarter of 2021, except for those done exclusively in connection with its stock-based compensation programs, due to its recently announced pending acquisition of MUFG Union Bank’s core regional banking franchise. The Company does not expect to commence repurchasing its common stock again until the second half of 2022, or after the acquisition closes in order to build capital prior to the acquisition.
The following table summarizes the Company’s common stock repurchased in each of the last three years:

(Dollars and Shares in Millions)	Shares	Value
2021	28	$1,556
2020	31	1,661
2019	81	4,515

Shareholders’ equity is affected by transactions and valuations of asset and liability positions that require adjustments to accumulated other comprehensive income (loss). The reconciliation of the transactions affecting accumulated other comprehensive income (loss) included in shareholders’ equity for the years ended December 31, is as follows:

(Dollars in Millions)	Unrealized Gains (Losses) on Investment Securities Available-For-Sale	Unrealized Gains (Losses) on Investment Securities Transferred From Available-For-Sale to Held-To-Maturity	Unrealized Gains (Losses) on Derivative Hedges	Unrealized Gains (Losses) on Retirement Plans	Foreign Currency Translation	Total

2021
Balance at beginning of period	$2,417	$–	$(189)	$(1,842)	$(64)	$322
Changes in unrealized gains (losses)	(3,698)	–	125	400	–	(3,173)
Transfer of securities from available-for-sale to held-to-maturity	1,289	(1,289)	–	–	–	–
Foreign currency translation adjustment (a)	–	–	–	–	35	35
Reclassification to earnings of realized (gains) losses	(103)	36	14	157	–	104
Applicable income taxes	635	318	(35)	(141)	(8)	769

Balance at end of period	$540	$(935)	$(85)	$(1,426)	$(37)	$(1,943)

2020
Balance at beginning of period	$379	$–	$(51)	$(1,636)	$(65)	$(1,373)
Changes in unrealized gains (losses)	2,905	–	(194)	(401)	–	2,310
Foreign currency translation adjustment (a)	–	–	–	–	2	2
Reclassification to earnings of realized (gains) losses	(177)	–	10	125	–	(42)
Applicable income taxes	(690)	–	46	70	(1)	(575)

Balance at end of period	$2,417	$–	$(189)	$(1,842)	$(64)	$322

2019
Balance at beginning of period	$(946)	$14	$112	$(1,418)	$(84)	$(2,322)
Changes in unrealized gains (losses)	1,693	–	(229)	(380)	–	1,084
Unrealized gains (losses) on held-to-maturity investment securities transferred to available-for-sale	150	(9)	–	–	–	141
Foreign currency translation adjustment (a)	–	–	–	–	26	26
Reclassification to earnings of realized (gains) losses	(73)	(7)	11	89	–	20
Applicable income taxes	(445)	2	55	73	(7)	(322)

Balance at end of period	$379	$–	$(51)	$(1,636)	$(65)	$(1,373)
(a)	Represents the impact of changes in foreign currency exchange rates on the Company’s investment in foreign operations and related hedges.

Additional detail about the impact to net income for items reclassified out of accumulated other comprehensive income (loss) and into earnings for the years ended December 31, is as follows:

	Impact to Net Income			Affected Line Item in the Consolidated Statement of Income
(Dollars in Millions)	2021	2020	2019
Unrealized gains (losses) on investment securities available-for-sale
Realized gains (losses) on sale of investment securities	$103	$177	$73	Securities gains (losses), net
	(26)	(45)	(18)	Applicable income taxes

	77	132	55	Net-of-tax
Unrealized gains (losses) on investment securities transferred from available-for-sale to held-to-maturity
Amortization of unrealized gains	(36)	–	7	Interest income
	9	–	(2)	Applicable income taxes

	(27)	–	5	Net-of-tax
Unrealized gains (losses) on derivative hedges
Realized gains (losses) on derivative hedges	(14)	(10)	(11)	Interest expense
	4	3	3	Applicable income taxes

	(10)	(7)	(8)	Net-of-tax
Unrealized gains (losses) on retirement plans
Actuarial gains (losses) and prior service cost (credit) amortization	(157)	(125)	(89)	Other noninterest expense
	40	32	22	Applicable income taxes

	(117)	(93)	(67)	Net-of-tax

Total impact to net income	$(77)	$32	$(15)

Regulatory Capital
The Company uses certain measures defined by bank regulatory agencies to assess its capital. The regulatory capital requirements effective for the Company follow Basel III, with the Company being subject to calculating its capital adequacy as a percentage of risk-weighted assets under the standardized approach.
Tier 1 capital is considered core capital and includes common shareholders’ equity adjusted for the aggregate impact of certain items included in other comprehensive income (loss) (“common equity tier 1 capital”), plus qualifying preferred stock, trust preferred securities and noncontrolling interests in consolidated subsidiaries subject to certain limitations. Total risk-based capital includes Tier 1 capital and other items such as subordinated debt and the allowance for credit losses. Capital measures are stated as a percentage of risk-weighted assets, which are measured based on their perceived credit risks and include certain off-balance
sheet exposures, such as unfunded
loan commitments, letters of credit, and derivative contracts. Beginning in 2020, the Company elected to adopt a rule issued in 2020 by its regulators which permits banking organizations who adopt accounting guidance related to the impairment of financial instruments based on the current expected credit losses methodology during 2020, the option to defer the impact of the effect of that guidance at adoption plus 25 percent of its quarterly credit reserve increases over the next two years on its regulatory capital requirements, followed by a three-year transition period to phase in the cumulative deferred impact.
The Company is also subject to leverage ratio requirements, which is defined as Tier 1 capital as a percentage of adjusted average assets under the standardized approach and Tier 1 capital as a percentage of total on-
and
off-balance
sheet leverage exposure under more risk-sensitive advanced approaches.

The following table provides a summary of the regulatory capital requirements in effect, along with the actual components and ratios for the Company and its bank subsidiary, at December 31, 2021 and 2020:

	U.S. Bancorp		U.S. Bank National Association
(Dollars in Millions)	2021	2020	2021	2020

Basel III standardized approach:
Common shareholders’ equity	$48,547	$47,112	$51,465	$52,589
Less intangible assets
Goodwill (net of deferred tax liability)	(9,323)	(9,014)	(9,209)	(9,034)
Other disallowed intangible assets	(785)	(654)	(754)	(654)
Other (a)	3,262	601	3,498	1,254
Total common equity tier 1 capital	41,701	38,045	45,000	44,155

Qualifying preferred stock	6,371	5,983	—	—
Noncontrolling interests eligible for tier 1 capital	450	451	450	451
Other (b)	(6)	(5)	(6)	(6)
Total tier 1 capital	48,516	44,474	45,444	44,600

Eligible portion of allowance for credit losses	4,081	4,905	4,081	4,850
Subordinated debt and noncontrolling interests eligible for tier 2 capital	3,653	3,223	3,600	3,517
Total tier 2 capital	7,734	8,128	7,681	8,367
Total risk-based capital	$56,250	$52,602	$53,125	$52,967

Risk-weighted assets	$418,571	$393,648	$412,979	$387,388

Common equity tier 1 capital as a percent of risk-weighted assets	10.0%	9.7%	10.9%	11.4%
Tier 1 capital as a percent of risk-weighted assets	11.6	11.3	11.0	11.5
Total risk-based capital as a percent of risk-weighted assets	13.4	13.4	12.9	13.7
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	8.6	8.3	8.2	8.4
Tier 1 capital as a percent of total on- and off-balance sheet leverage exposure (total leverage exposure ratio)	6.9	7.3	6.6	6.8

	Minimum (c)	Well- Capitalized
Bank Regulatory Capital Requirements
Common equity tier 1 capital as a percent of risk-weighted assets	7.0%	6.5	% (d)
Tier 1 capital as a percent of risk-weighted assets	8.5	8.0
Total risk-based capital as a percent of risk-weighted assets	10.5	10.0
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	4.0	5.0	(d)
Tier 1 capital as a percent of total on- and off-balance sheet leverage exposure (total leverage exposure ratio)	3.0	3.0
(a)
Includes the impact of items included in other comprehensive income (loss), such as unrealized gains (losses) on available-for-sale
securities, accumulated net gains on cash flow hedges, pension liability adjustments, etc., and the portion of deferred tax assets related to net operating loss and tax credit carryforwards not eligible for common equity tier 1 capital. Excludes the impact of the 2020 adoption of accounting guidance related to impairment of financial instruments based on the CECL methodology included in retained earnings.

(b)	Includes the remaining portion of deferred tax assets not eligible for total tier 1 capital.
(c)
The minimum common equity tier 1 capital, tier 1 capital and total risk-based capital ratio requirements reflect a stress capital buffer requirement of 2.5 percent. Banks and financial services holding companies must maintain minimum capital levels, including a stress capital buffer requirement, to avoid limitations on capital distributions and certain discretionary compensation payments.

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
The Series A Preferred Securities will be redeemable, in whole or in part, at the option of USB Realty Corp. on each fifth anniversary after the dividend payment date occurring in January 2012. Any redemption will be subject to the approval of the Office of the Comptroller of the Currency. During 2016, the Company purchased 500 shares of the Series A Preferred Securities held by third-party investors. As of December 31, 2021, 4,500 shares of the Series A Preferred Securities remain outstanding.

NOTE 16	Earnings Per Share

The components of earnings per share were:

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2021		2020		2019
Net income attributable to U.S. Bancorp	$7,963		$4,959		$6,914
Preferred dividends	(303)		(304)		(302)
Impact of preferred stock call and redemption	(17	) (a)	(13	) (b)	–
Earnings allocated to participating stock awards	(38)		(21)		(29)

Net income applicable to U.S. Bancorp common shareholders	$7,605		$4,621		$6,583

Average common shares outstanding	1,489		1,509		1,581
Net effect of the exercise and assumed purchase of stock awards	1		1		2

Average diluted common shares outstanding	1,490		1,510		1,583

Earnings per common share	$5.11		$3.06		$4.16
Diluted earnings per common share	$5.10		$3.06		$4.16
(a)
Represents stock issuance costs originally recorded in preferred stock upon the issuance of the Company’s Series I and Series F Preferred Stock that were reclassified to retained earnings on the date the Company announced its intent to redeem the outstanding shares.

(b)
Represents stock issuance costs originally recorded in preferred stock upon the issuance of the Company’s Series H Preferred Stock that were reclassified to retained earnings on the date the Company announced its intent to redeem the outstanding shares.

Options outstanding at December 31, 2020 and 2019, to purchase 2 million and 1 million common shares, respectively, were not included in the computation of diluted earnings per share for the years ended December 31, 2020 and 2019, because they were antidilutive.

NOTE 17	Employee Benefits

Employee Retirement Savings Plan
The Company has a defined contribution retirement savings plan that covers substantially all its employees. Qualified employees are allowed to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested at their direction among a variety of investment alternatives. Employee contributions are 100 percent matched by the Company, up to four percent of each employee’s eligible annual compensation. The Company’s matching contribution vests immediately and is invested in the same manner as each employee’s future contribution elections. Total expense for the Company’s matching contributions was $213 million, $192 million and $179 million in 2021, 2020 and 2019, respectively.
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
In general, the Company’s qualified pension plans’ funding objectives include maintaining a funded status sufficient to meet participant benefit obligations over time while reducing long-term funding requirements and pension costs. The Company has an established process for evaluating the plans, their performance and significant plan assumptions, including the assumed discount rate and the long-term rate of return (“LTROR”). Although plan assumptions are established annually, the Company may update its analysis on an interim basis in order to be responsive to significant events that occur during the year, such as plan mergers and amendments. The Company’s Compensation and Human Resources Committee (the “Committee”) oversees the Company’s process of evaluating the plans, their performance and significant plan assumptions.
The Company’s funding policy is to contribute amounts to its plans sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended by the Pension Protection Act, plus such additional amounts as the Company determines to be appropriate. The Company did not contribute to its qualified pension plans in 2021 and contributed $1.1 billion in 2020. The Company does not expect to contribute to the plans in 2022. Any contributions made to the qualified plans are invested in accordance with established investment policies and asset allocation strategies.
In addition to the funded qualified pension plans, the Company maintains a non-qualified
plan that is unfunded and provides benefits to certain employees. The assumptions used in computing the accumulated benefit obligation, the projected benefit obligation and net pension expense are substantially consistent with those assumptions used for the funded qualified plans. In 2022, the Company expects to contribute approximately $26 million to its non-qualified
pension plan which equals the 2022 expected benefit payments.
Postretirement Welfare Plan
In addition to providing pension benefits, the Company provides health care and death benefits to certain former employees who retired prior to January 1, 2014.
Employees retiring after December 31, 2013, are not eligible for retiree health care benefits. Prior to December 31, 2020, the postretirement welfare plan operated as a voluntary employees’ beneficiary association (“VEBA”) plan. Effective December 31, 2020, the VEBA trust was dissolved and the postretirement welfare plan now operates as an unfunded plan. In 2022, the
Company expects to contribute approximately $4 million to its postretirement welfare plan which equals the 2022 expected benefit payments net of participant contributions.

The following table summarizes the changes in benefit obligations and plan assets for the years ended December 31, and the funded status and amounts recognized in the Consolidated Balance Sheet at December 31 for the retirement plans:

	Pension Plans		Postretirement Welfare Plan
(Dollars in Millions)	2021	2020	2021	2020

Change In Projected Benefit Obligation (a)
Benefit obligation at beginning of measurement period	$7,805	$6,829	$38	$47
Service cost	265	235	–	–
Interest cost	219	235	1	1
Participants’ contributions	–	–	4	6
Plan amendments	–	(18)	–	–
Actuarial (gain) loss	(4)	754	(2)	(4)
Lump sum settlements	(71)	(55)	–	–
Benefit payments	(184)	(175)	(7)	(13)
Federal subsidy on benefits paid	–	–	–	1
Benefit obligation at end of measurement period (b)	$8,030	$7,805	$34	$38
Change In Fair Value Of Plan Assets
Fair value at beginning of measurement period	$7,498	$5,838	$–	$84
Actual return on plan assets	844	737	–	1
Employer contributions	26	1,153	3	5
Participants’ contributions	–	–	4	6
Lump sum settlements	(71)	(55)	–	–
Benefit payments	(184)	(175)	(7)	(13)
Other Changes (c )	–	–	–	(83)
Fair value at end of measurement period	$8,113	$7,498	$–	$–
Funded (Unfunded) Status	$83	$(307)	$(34)	$(38)
Components Of The Consolidated Balance Sheet
Noncurrent benefit asset	$776	$369	$–	$–
Current benefit liability	(26)	(27)	(5)	(5)
Noncurrent benefit liability	(667)	(649)	(29)	(33)
Recognized amount	$83	$(307)	$(34)	$(38)
Accumulated Other Comprehensive Income (Loss), Pretax
Net actuarial (loss) gain	$(1,989)	$(2,557)	$58	$63
Net prior service credit (cost)	16	18	8	11
Recognized amount	$(1,973)	$(2,539)	$66	$74
(a)
The increase in the projected benefit obligation for 2021 was primarily due to demographic experience partially offset by a higher discount rate, and the increase for 2020 was primarily due to a lower discount rate.

(b)	At December 31, 2021 and 2020, the accumulated benefit obligation for all pension plans was $7.3 billion and $7.1 billion, respectively.
(c)
The fair value of postretirement welfare plan assets decreased in 2020 due to the dissolution of the VEBA trust. Prior to dissolution, the remaining assets in the VEBA trust were used to pay benefits under other programs of the Company’s health and welfare plan, as permitted by the VEBA trust agreement. The postreirement welfare plan now operates as an unfunded plan.

The following table provides information for pension plans with benefit obligations in excess of plan assets at December 31:

(Dollars in Millions)	2021	2020
Pension Plans with Projected Benefit Obligations in Excess of Plan Assets
Projected benefit obligation	$692	$676
Fair value of plan assets	–	–
Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets
Accumulated benefit obligation	$631	$628
Fair value of plan assets	–	–

The following table sets forth the components of net periodic benefit cost and other amounts recognized in accumulated other comprehensive income (loss) for the years ended December 31 for the retirement plans:

	Pension Plans			Postretirement Welfare Plan
(Dollars in Millions)	2021	2020	2019	2021	2020	2019

Components Of Net Periodic Benefit Cost
Service cost	$265	$235	$192	$–	$–	$–
Interest cost	219	235	249	1	1	2
Expected return on plan assets	(450)	(403)	(383)	–	(3)	(3)
Prior service cost (credit) and transition obligation (asset) amortization	(2)	–	–	(3)	(3)	(3)
Actuarial loss (gain) amortization	169	134	98	(7)	(6)	(6)
Net periodic benefit cost	$201	$201	$156	$(9)	$(11)	$(10)
Other Changes In Plan Assets And Benefit Obligations
Recognized In Other Comprehensive Income (Loss)
Net actuarial gain (loss) arising during the year	$398	$(420)	$(388)	$2	$1	$7
Net actuarial loss (gain) amortized during the year	169	134	98	(7)	(6)	(6)
Net prior service (cost) credit and transition (obligation) asset arising during the year	–	18	–	–	–	–
Net prior service cost (credit) and transition obligation (asset) amortized during the year	(2)	–	–	(3)	(3)	(3)
Total recognized in other comprehensive income (loss)	$565	$(268)	$(290)	$(8)	$(8)	$(2)
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$364	$(469)	$(446)	$1	$3	$8
The following table sets forth weighted average assumptions used to determine the projected benefit obligations at December 31:

	Pension Plans		Postretirement Welfare Plan
(Dollars in Millions)	2021	2020	2021	2020
Discount rate (a )	3.00%	2.75%	2.37%	1.82%
Cash balance interest crediting rate	3.00	3.00	*	*
Rate of compensation increase (b)	3.56	3.56	*	*
Health care cost trend rate (c)
Prior to age 65			5.75%	6.00%
After age 65			5.75%	6.00%
(a)
The discount rates were developed using a cash flow matching bond model with a modified duration for the qualified pension plan, legacy pension plan, non-qualified
pension plan and postretirement welfare plan of 17.8, 12.2, 12.4, and 5.8 years, respectively, for 2021, and 18.6, 12.9, 12.5 and 6.1 years, respectively, for 2020.

(b)	Determined on an active liability-weighted basis.
(c)	The 2021 and 2020 pre-65 and post-65 rates are both assumed to decrease gradually to 5.00 percent by 2025 and remain at this level thereafter.
*	Not applicable

The following table sets forth weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

	Pension Plans			Postretirement Welfare Plan
(Dollars in Millions)	2021	2020	2019	2021	2020	2019
Discount rate (a)	2.75%	3.40%	4.45%	2.37%	2.80%	4.05%
Cash balance interest crediting rate	3.00	3.00	3.00	*	*	*
Expected return on plan assets (b)	6.50	7.25	7.25	*	3.50	3.50
Rate of compensation increase (c)	3.56	3.56	3.52	*	*	*
Health care cost trend rate (d)
Prior to age 65				5.75%	6.25%	6.50%
After age 65				5.75	6.25	10.00
(a)
The discount rates were developed using a cash flow matching bond model with a modified duration for the qualified pension plan, legacy pension plan, non-qualified
pension plan and postretirement welfare plan of 18.6, 12.9, 12.5 and 6.1 years, respectively, for 2021, and for the qualified pension plan, non-qualified
pension plan and postretirement welfare plan of 15.8, 12.3 and 6.1 years, respectively, for 2020.

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

(c)	Determined on an active liability weighted basis.
(d)	The 2021, 2020 and 2019 pre-65 and post-65 rates are both assumed to decrease gradually to 5.00 percent by 2025 and remain at that level thereafter.
*	Not applicable

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
Generally, based on historical performance of the various investment asset classes, investments in equities have outperformed other investment classes but are subject to higher volatility. In an effort to minimize volatility, while recognizing the long-term up-side
potential of investing in equities, the Committee has determined that a target asset allocation of 35 percent long duration bonds, 30 percent global equities, 10 percent real assets, 10 percent private equity funds, 5 percent domestic mid-small
cap equities, 5 percent emerging markets equities, and 5 percent hedge funds is appropriate.
At December 31, 2021 and 2020, plan assets included an asset management arrangement with a related party totaling $55.3 million and $1.0 billion, respectively.
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

The following table summarizes plan investment assets measured at fair value at December 31:

	Qualified Pension Plans
	2021				2020
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$43	$–	$–	$43	$975	$–	$–	$975
Debt securities	1,022	1,096	–	2,118	894	1,224	–	2,118
Mutual funds
Debt securities	–	409	–	409	–	371	–	371
Emerging markets equity securities	–	188	–	188	–	174	–	174
Other	–	–	4	4	–	–	6	6
	$1,065	$1,693	$4	2,762	$1,869	$1,769	$6	3,644
Plan investment assets not classified in fair value hierarchy (a) :
Collective investment funds
Domestic equity securities				1,958				1,515
Mid-small cap equity securities (b)				433				431
International equity securities				867				718
Domestic real estate securities				829				520
Hedge funds (c)				450				251
Private equity funds (d)				814				419
Total plan investment assets at fair value				$8,113				$7,498
(a)	These investments are valued based on net asset value per share as a practical expedient; fair values are provided to reconcile to total investment assets of the plans at fair value.
(b)	At December 31, 2021 and 2020, securities included $433 million and $431 million in domestic equities, respectively.
(c)	This category consists of several investment strategies diversified across several hedge fund managers.
(d)	This category consists of several investment strategies diversified across several private equity fund managers.

The following table summarizes the changes in fair value for qualified pension plans investment assets measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31:

	2021	2020	2019
(Dollars in Millions)	Other	Other	Other
Balance at beginning of period	$6	$3	$3
Unrealized gains (losses) relating to assets still held at end of year	(2)	3	–
Purchases, sales, and settlements, net	–	–	–
Balance at end of period	$4	$6	$3
The following benefit payments are expected to be paid from the retirement plans for the years ended December 31:

(Dollars in Millions)	Pension Plans	Postretirement Welfare Plan (a)
2022	$264	$4
2023	286	4
2024	305	4
2025	357	3
2026	347	3
2027-2031	1,975	11
(a)	Net of expected retiree contributions and before Medicare Part D subsidy.

NOTE 18	Stock-Based Compensation
As part of its employee and director compensation programs, the Company currently may grant certain stock awards under the provisions of its stock incentive plan. The plan provides for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant. Option grants are generally exercisable up to ten years from the date of grant. In addition, the plan provides for grants of shares of common stock or stock units that are subject to restriction on transfer prior to vesting
. Most stock and unit awards vest over
three to five years and are subject to forfeiture if certain vesting requirements are not met. Stock incentive plans of acquired companies are generally terminated at the merger closing dates. Participants under such plans receive the Company’s common stock, or options to buy the Company’s common stock, based on the conversion terms of the various merger agreements. At December 31, 2021, there were 24 million shares (subject to adjustment for forfeitures) available for grant under the Company’s stock incentive plan.

Stock Option Awards
The following is a summary of stock options outstanding and exercised under prior and existing stock incentive plans of the Company:

Year Ended December 31	Stock Options/Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)

2021
Number outstanding at beginning of period	5,180,391	$40.38
Exercised	(1,281,646)	33.66
Cancelled (a)	(8,614)	48.20

Number outstanding at end of period (b)	3,890,131	$42.58	3.3	$53
Exercisable at end of period	3,890,131	$42.58	3.3	$53

2020
Number outstanding at beginning of period	5,718,256	$39.25
Exercised	(513,293)	27.48
Cancelled (a)	(24,572)	45.08

Number outstanding at end of period (b)	5,180,391	$40.38	3.7	$32
Exercisable at end of period	4,942,077	$39.68	3.6	$34

2019
Number outstanding at beginning of period	9,115,010	$34.52
Exercised	(3,333,467)	26.36
Cancelled (a)	(63,287)	36.74

Number outstanding at end of period (b)	5,718,256	$39.25	4.4	$115
Exercisable at end of period	4,869,805	$37.67	4.0	$105
Note:	The Company did not grant any stock option awards during 2021, 2020 and 2019.
(a)	Options cancelled include both non-vested (i.e., forfeitures) and vested options.
(b)	Outstanding options include stock-based awards that may be forfeited in future periods. The impact of the estimated forfeitures is reflected in compensation expense.

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

The following summarizes certain stock option activity of the Company:

Year Ended December 31 (Dollars in Millions)	2021	2020	2019
Fair value of options vested	$3	$7	$10
Intrinsic value of options exercised	27	11	95
Cash received from options exercised	43	14	88
Tax benefit realized from options exercised	7	3	24

To satisfy option exercises, the Company predominantly uses treasury stock.
Additional information regarding stock options outstanding as of December 31, 2021, is as follows:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Shares	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
$25.01—$30.00	251,126	.1	$28.63	251,126	$28.63
$30.01—$35.00	446,538	1.1	33.98	446,538	33.98
$35.01—$40.00	1,051,053	4.1	39.49	1,051,053	39.49
$40.01—$45.00	1,269,994	2.7	42.43	1,269,994	42.43
$45.01—$50.00	—	—	—	—	—
$50.01—$55.01	871,420	5.1	54.96	871,420	54.96
	3,890,131	3.3	$42.58	3,890,131	$42.58
Restricted Stock and Unit Awards
A summary of the status of the Company’s restricted shares of stock and unit awards is presented below:

	2021		2020		2019
Year Ended December 31	Shares	Weighted- Average Grant- Date Fair Value	Shares	Weighted- Average Grant- Date Fair Value	Shares	Weighted- Average Grant- Date Fair Value
Outstanding at beginning of period	6,343,313	$51.38	6,606,833	$48.99	6,719,298	$48.17
Granted	4,512,995	52.54	3,552,923	53.90	3,519,474	50.45
Vested	(3,793,978)	53.27	(3,534,770)	49.28	(3,270,778)	48.69
Cancelled	(249,577)	52.83	(281,673)	53.51	(361,161)	50.55
Outstanding at end of period	6,812,753	$51.04	6,343,313	$51.38	6,606,833	$48.99

The total fair value of shares vested was $191 million, $182 million and $175 million for the years ended December 31, 2021, 2020 and 2019, respectively. Stock-based compensation expense was $207 million, $189 million and $178 million for the years ended December 31, 2021, 2020 and 2019, respectively. On an after-tax
basis, stock-based compensation was $155 million, $142 million and $133 million for the years ended
December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021, there was $155 million of total unrecognized compensation cost related to nonvested share-based arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 1.9 years as compensation expense.

NOTE 19	Income Taxes
The components of income tax expense were:

Year Ended December 31 (Dollars in Millions)	2021	2020	2019

Federal
Current	$1,203	$1,146	$1,162
Deferred	469	(291)	166

Federal income tax	1,672	855	1,328

State
Current	398	355	379
Deferred	111	(144)	(59)

State income tax	509	211	320

Total income tax provision	$2,181	$1,066	$1,648
A reconciliation of expected income tax expense at the federal statutory rate of 21 percent to the Company’s applicable income tax expense follows:

Year Ended December 31 (Dollars in Millions)	2021	2020	2019
Tax at statutory rate	$2,135	$1,271	$1,805
State income tax, at statutory rates, net of federal tax benefit	439	240	355
Tax effect of
Tax credits and benefits, net of related expenses	(331)	(370)	(424)
Tax-exempt income	(114)	(117)	(120)
Nondeductible legal and regulatory expenses	24	29	23
Other items (a)	28	13	9

Applicable income taxes	$2,181	$1,066	$1,648
(a)	Includes excess tax benefits associated with stock-based compensation and adjustments related to deferred tax assets and liabilities.

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
by
jurisdiction.

A reconciliation of the changes in the federal, state and foreign uncertain tax position balances are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2021	2020	2019
Balance at beginning of period	$474	$432	$335
Additions for tax positions taken in prior years	14	62	168
Additions for tax positions taken in the current year	7	6	6
Exam resolutions	(1)	(8)	(62)
Statute expirations	(7)	(18)	(15)

Balance at end of period	$487	$474	$432

The total amount of uncertain tax positions that, if recognized, would impact the effective income tax rate as of December 31, 2021, 2020 and 2019, were $285 million, $280 million and $274 million, respectively. The Company classifies interest and penalties related to uncertain tax positions as a component of income tax expense. At December 31, 2021, the Company’s uncertain tax position balance included $45 million of accrued interest
and
penalties. During the years
ended December 31, 2021, 2020 and 2019 the Company recorded approximately $5 million, $5 million and $7 million, respectively, in interest and penalties on uncertain tax positions.
Deferred income tax assets and liabilities reflect the tax effect of estimated temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The significant components of the Company’s net deferred tax asset (liability) follows:

At December 31 (Dollars in Millions)	2021	2020

Deferred Tax Assets
Federal, state and foreign net operating loss and credit carryforwards	$2,331	$2,495
Allowance for credit losses	1,561	2,042
Accrued expenses	568	554
Obligation for operating leases	281	293
Securities available-for-sale and financial instruments	163	—
Stock compensation	76	84
Pension and postretirement benefits	8	108
Partnerships and other investment assets	—	9
Other deferred tax assets, net	451	383

Gross deferred tax assets	5,439	5,968

Deferred Tax Liabilities
Leasing activities	(2,263)	(2,511)
Goodwill and other intangible assets	(845)	(802)
Mortgage servicing rights	(593)	(408)
Right of use operating leases	(246)	(249)
Fixed assets	(238)	(226)
Loans	(85)	(112)
Partnerships and other investment assets	(8)	—
Securities available-for-sale and financial instruments	—	(755)
Other deferred tax liabilities, net	(127)	(145)

Gross deferred tax liabilities	(4,405)	(5,208)
Valuation allowance	(249)	(163)

Net Deferred Tax Asset	$785	$597

The Company has approximately $2.8 billion of federal, state and foreign net operating loss carryforwards which expire at various times beginning in 2022. A substantial portion of these carryforwards relate to state-only net operating losses, for which the related deferred tax asset is subject to a full valuation allowance as the carryforwards are not expected to be realized within the carryforward period. Management has determined it is more likely than not the other net deferred tax assets could be realized through carry back to taxable income in prior years, future reversals of existing taxable temporary differences and future taxable income.
In addition, the Company has $2.1 billion of federal credit carryforwards which expire at various times through 2041 which are not subject to a valuation allowance as management believes that it is more likely than not that the credits will be utilized within the carryforward period.
At December 31, 2021, retained earnings included approximately $102 million of base year reserves of acquired thrift institutions, for which no deferred federal income tax liability has been recognized. These base year reserves would be recaptured if certain subsidiaries of the Company cease to qualify as a bank for federal income tax purposes. The base year reserves also remain subject to income tax penalty provisions that, in general, require recapture upon certain stock redemptions of, and excess distributions to, stockholders.

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
Cash Flow Hedges
These derivatives are interest rate swaps the Company uses to hedge the forecasted cash flows from its underlying variable-rate debt. Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income (loss) until the cash flows of the hedged items are realized. If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in other comprehensive income (loss) is reported in earnings immediately, unless the forecasted transaction is at least reasonably possible of occurring, whereby the amounts remain within other comprehensive income (loss). At December 31, 2021, the Company had $85 million
(net-of-tax)
of realized and unrealized losses on derivatives classified as cash flow hedges recorded in other comprehensive income (loss), compared with $189 million
(net-of-tax)
of realized and unrealized losses at December 31, 2020. The estimated amount to be reclassified from other comprehensive income (loss) into earnings during the next 12 months is a loss of $27 million
(net-of-tax).
All cash flow hedges were highly effective for the year ended December 31, 2021. There were no cash flow hedges at December 31, 2021.
Net Investment Hedges
 The Company uses forward commitments to sell specified amounts of certain foreign currencies, and non-derivative
debt instruments, to hedge the volatility of its net investment in foreign operations driven by fluctuations in foreign currency exchange rates. The carrying amount of non-derivative
debt instruments designated as net investment hedges was $1.3 billion at December 31, 2021, compared with $1.4 billion December 31, 2020.
Other Derivative Positions
 The Company enters into free-standing derivatives to mitigate interest rate risk and for other risk management purposes. These derivatives include forward commitments to sell to-be-announced
securities (“TBAs”) and other commitments to sell residential mortgage loans, which are used to economically hedge the interest rate risk related to mortgage loans held for sale (“MLHFS”) and unfunded mortgage loan commitments. The Company also enters into interest rate swaps, swaptions, forward commitments to buy TBAs, U.S. Treasury and Eurodollar futures and options on U.S. Treasury futures to economically hedge the change in the fair value of the Company’s MSRs. The Company also enters into foreign currency forwards to economically hedge remeasurement gains and losses the Company recognizes on foreign currency denominated assets and liabilities. In addition, the Company acts as a seller and buyer of interest rate derivatives and foreign exchange contracts for its customers. The Company mitigates the market and liquidity risk associated with these customer derivatives by entering into similar offsetting positions with broker-dealers, or on a portfolio basis by entering into other derivative or non-derivative
financial instruments that partially or fully offset the exposure to earnings from these customer-related positions. The Company’s customer derivatives and related hedges are monitored and reviewed by the Company’s Market Risk Committee, which establishes policies for market risk management, including exposure limits for each portfolio. The Company also has derivative contracts that are created through its operations, including certain unfunded mortgage loan commitments and swap agreements related to the sale of a portion of its Class B common and preferred shares of Visa Inc. Refer to Note 22 for further information on these swap agreements.

The following table summarizes the asset and liability management derivative positions of the Company at December 31:
	2021			2020
	Notional Value	Fair Value		Notional Value	Fair Value
(Dollars in Millions)		Assets	Liabilities		Assets	Liabilities
Fair value hedges
Interest rate contracts
Receive fixed/pay floating swaps	$12,350	$–	$–	$8,400	$–	$–
Pay fixed/receive floating swaps	16,650	–	–	100	–	–
Cash flow hedges
Interest rate contracts
Pay fixed/receive floating swaps	–	–	–	3,250	–	–
Net investment hedges
Foreign exchange forward contracts	793	–	4	815	–	3
Other economic hedges
Interest rate contracts
Futures and forwards
Buy	9,322	10	16	18,356	73	5
Sell	29,348	25	27	39,416	48	157
Options
Purchased	18,570	256	–	11,610	121	–
Written	9,662	52	231	12,843	202	198
Receive fixed/pay floating swaps	9,653	–	–	11,971	–	–
Pay fixed/receive floating swaps	7,033	–	–	8,616	–	–
Foreign exchange forward contracts	735	2	6	633	1	2
Equity contracts	209	5	–	172	3	–
Other (a)	1,792	–	125	1,879	1	183
Total	$116,117	$350	$409	$118,061	$449	$548
(a)
Includes derivative liability swap agreements related to the sale of a portion of the Company’s Class B common and preferred shares of Visa Inc. The Visa swap agreements had a total notional value and fair value of $1.8 billion and $125 million at December 31, 2021, respectively, compared to $1.8 billion and $182 million at December 31, 2020, respectively. In addition, includes short-term underwriting purchase and sale commitments with total asset and liability notional values of $4 million at December 31, 2021, and $47 million at December 31, 2020.

The following table summarizes the customer-related derivative positions of the Company at December 31:
	2021			2020
	Notional Value	Fair Value		Notional Value	Fair Value
(Dollars in Millions)		Assets	Liabilities		Assets	Liabilities
Interest rate contracts
Receive fixed/pay floating swaps	$178,701	$2,007	$438	$156,886	$3,782	$99
Pay fixed/receive floating swaps	174,176	134	670	150,011	2	1,239
Other (a)	16,267	1	2	16,308	6	3
Options
Purchased	89,679	194	36	74,109	111	46
Written	85,211	36	176	69,941	46	81
Futures
Buy	3,607	–	–	2,775	–	–
Sell	3,941	–	–	4,090	–	–
Foreign exchange rate contracts
Forwards, spots and swaps	89,321	1,145	1,143	90,837	1,590	1,565
Options
Purchased	805	19	–	519	14	–
Written	805	–	19	519	–	14
Credit contracts	9,331	1	5	10,355	1	7
Total	$651,844	$3,537	$2,489	$576,350	$5,552	$3,054
(a) Primarily represents floating rate interest rate swaps that pay based on differentials between specified interest rate indexes.

The table below shows the effective portion of the gains (losses) recognized in other comprehensive income (loss) and the gains (losses) reclassified from other comprehensive income (loss) into earnings
(net-of-tax)
for the years ended December 31:

	Gains (Losses) Recognized in Other Comprehensive Income (Loss)			Gains (Losses) Reclassified from Other Comprehensive Income (Loss) into Earnings
(Dollars in Millions)	2021	2020	2019	2021	2020	2019

Asset and Liability Management Positions
Cash flow hedges
Interest rate contracts	$94	$(145)	$(171)	$(10)	$(7)	$(8)
Net investment hedges
Foreign exchange forward contracts	19	(21)	3	–	–	–
Non-derivative debt instruments	84	(90)	13	–	–	–
Note:The Company does not exclude components from effectiveness testing for cash flow and net investment hedges.

The table below shows the effect of fair value and cash flow hedge accounting on the Consolidated Statement of Income for the years ended December 31:
	Interest Income			Interest Expense
(Dollars in Millions)	2021	2020	2019	2021	2020	2019
Total amount of income and expense line items presented in the Consolidated Statement of Income in which the effects of fair value or cash flow hedges are recorded	$13,487	$14,840	$17,494	$993	$2,015	$4,442

Asset and Liability Management Positions
Fair value hedges
Interest rate contract derivatives	17	1	–	232	(134)	(44)
Hedged items	(19)	(1)	–	(232)	134	44
Cash flow hedges
Interest rate contract derivatives	–	–	–	14	10	11
Note: The Company does not exclude components from effectiveness testing for fair value and cash flow hedges. The Company reclassified losses of $53 million and $41 million into earnings during the years ended December 31, 2021 and 2020, respectively, as a result of realized cash flows on discontinued cash flow hedges. The Company did not reclassify gains or losses into earnings as a result of realized cash flows on discontinued cash flow hedges during the year ended December 31, 2019. No amounts were reclassified into earnings on discontinued cash flow hedges because it is probable the original hedged forecasted cash flows will not occur.

The table below shows cumulative hedging adjustments and the carrying amount of assets and liabilities designated in fair value hedges:
	Carrying Amount of the Hedged Assets and Liabilities		Cumulative Hedging Adjustment (a)
At December 31 (Dollars in Millions)	2021	2020	2021	2020
Line Item in the Consolidated Balance Sheet
Available-for-sale investment securities	$16,445	$99	$(26)	$(1)
Long-term debt	12,278	8,567	585	903
(a) The cumulative hedging adjustment related to discontinued hedging relationships on available-for-sale
investment securities and long-term debt was $(6) million and $640 million, respectively, at December 31, 2021. The cumulative hedging adjustment related to discontinued hedging relationships on long-term debt was $726 million at December 31, 2020.

The table below shows the gains (losses) recognized in earnings for other economic hedges and the customer-related positions for the years ended December 31:
(Dollars in Millions)	Location of Gains (Losses) Recognized in Earnings	2021	2020	2019

Asset and Liability Management Positions
Other economic hedges
Interest rate contracts
Futures and forwards	Mortgage banking revenue/ other noninterest income	$511	$82	$34
Purchased and written options	Mortgage banking revenue	527	1,527	432
Swaps	Mortgage banking revenue	(197)	598	316
Foreign exchange forward contracts	Other noninterest income	1	3	(24)
Equity contracts	Compensation expense	7	3	—
Other	Other noninterest income	5	(70)	(140)

Customer-Related Positions
Interest rate contracts
Swaps	Commercial products revenue	110	135	82
Purchased and written options	Commercial products revenue	(5)	(8)	10
Futures	Commercial products revenue	3	(18)	(5)
Foreign exchange rate contracts
Forwards, spots and swaps	Commercial products revenue	93	78	82
Purchased and written options	Commercial products revenue	1	1	1
Credit contracts	Commercial products revenue	(7)	(32)	(18)

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
The Company’s collateral arrangements are predominately bilateral and, therefore, contain provisions that require collateralization of the Company’s net liability derivative positions. Required collateral coverage is based on net liability thresholds and may be contingent upon the Company’s credit rating from two of the nationally recognized statistical rating organizations. If the Company’s credit rating were to fall below credit ratings thresholds established in the collateral arrangements, the counterparties to the derivatives could request immediate additional collateral coverage up to and including full collateral coverage for derivatives in a net liability position. The aggregate fair value of all derivatives under collateral arrangements that were in a net liability position at December 31, 2021, was $731 million. At December 31, 2021, the Company had $508 million of cash posted as collateral against this net liability position
.

NOTE 21	Netting Arrangements for Certain Financial Instruments and Securities Financing
Activities

The Company’s derivative portfolio consists of bilateral over-the-counter trades, certain interest rate derivatives and credit contracts required to be centrally cleared through clearinghouses per current regulations, and exchange-traded positions which may include U.S. Treasury and Eurodollar futures or options on U.S. Treasury futures. Of the Company’s $768.0 billion total notional amount of derivative positions at December 31, 2021, $402.0 billion related to bilateral over-the-counter trades, $345.1 billion related to those centrally cleared through clearinghouses and $20.9 billion related to those that were exchange-traded. The Company’s derivative contracts typically include offsetting rights (referred to as netting arrangements), and depending on expected volume, credit risk, and counterparty preference, collateral maintenance may be required. For all derivatives under collateral support arrangements, fair value is determined daily and, depending on the collateral maintenance requirements, the Company and a counterparty may receive or deliver collateral, based upon the net fair value of all derivative positions between the Company and the counterparty. Collateral is typically cash, but securities may be allowed under collateral arrangements with certain counterparties. Receivables and payables related to cash collateral are included in other assets and other liabilities on the Consolidated Balance Sheet, along with the related derivative asset and liability fair values. Any securities pledged to counterparties as collateral remain on the Consolidated Balance Sheet. Securities received from counterparties as collateral are not recognized on the Consolidated Balance Sheet, unless the counterparty defaults. In general, securities used as collateral can be sold, repledged or otherwise used by the party in possession. No restrictions exist on the use of cash collateral by either party. Refer to Note 20 for further discussion of the Company’s derivatives, including collateral arrangements.
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

The following table summarizes the maturities by category of collateral pledged for repurchase agreements and securities loaned transactions:

(Dollars in Millions)	Overnight and Continuous	Less Than 30 Days	30-89 Days	Greater Than 90 Days	Total

December 31, 2021
Repurchase agreements
U.S. Treasury and agencies	$378	$–	$–	$–	$378
Residential agency mortgage-backed securities	551	–	–	–	551
Corporate debt securities	646	–	–	–	646

Total repurchase agreements	1,575	–	–	–	1,575
Securities loaned
Corporate debt securities	169	–	–	–	169

Total securities loaned	169	–	–	–	169

Gross amount of recognized liabilities	$1,744	$–	$–	$–	$1,744

December 31, 2020
Repurchase agreements
U.S. Treasury and agencies	$472	$–	$–	$–	$472
Residential agency mortgage-backed securities	398	–	–	–	398
Corporate debt securities	560	–	–	–	560

Total repurchase agreements	1,430	–	–	–	1,430
Securities loaned
Corporate debt securities	218	–	–	–	218

Total securities loaned	218	–	–	–	218

Gross amount of recognized liabilities	$1,648	$–	$–	$–	$1,648

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

The following tables provide information on the Company’s netting adjustments, and items not offset on the Consolidated Balance Sheet but available for offset in the event of default:

(Dollars in Millions)	Gross Recognized Assets	Gross Amounts Offset on the Consolidated Balance Sheet (a)	Net Amounts Presented on the Consolidated Balance Sheet	Gross Amounts Not Offset on the Consolidated Balance Sheet
				Financial Instruments (b)	Collateral Received (c)	Net Amount

December 31, 2021
Derivative assets (d)	$3,830	$(1,609)	$2,221	$(142)	$(106)	$1,973
Reverse repurchase agreements	359	–	359	(249)	(110)	–
Securities borrowed	1,868	–	1,868	–	(1,818)	50

Total	$6,057	$(1,609)	$4,448	$(391)	$(2,034)	$2,023

December 31, 2020
Derivative assets (d)	$5,744	$(1,874)	$3,870	$(109)	$(287)	$3,474
Reverse repurchase agreements	377	–	377	(262)	(115)	–
Securities borrowed	1,716	–	1,716	–	(1,670)	46

Total	$7,837	$(1,874)	$5,963	$(371)	$(2,072)	$3,520
(a)	Includes $528 million and $898 million of cash collateral related payables that were netted against derivative assets at December 31, 2021 and 2020, respectively.
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

(c)	Includes the fair value of securities received by the Company from the counterparty. These securities are not included on the Consolidated Balance Sheet unless the counterparty defaults.
(d)	Excludes $57 million and $257 million at December 31, 2021 and 2020, respectively, of derivative assets not subject to netting arrangements.

(Dollars in Millions)	Gross Recognized Liabilities	Gross Amounts Offset on the Consolidated Balance Sheet (a)	Net Amounts Presented on the Consolidated Balance Sheet	Gross Amounts Not Offset on the Consolidated Balance Sheet		Net Amount
				Financial Instruments (b)	Collateral Pledged (c)

December 31, 2021
Derivative liabilities (d)	$2,761	$(1,589)	$1,172	$(142)	$–	$1,030
Repurchase agreements	1,575	–	1,575	(249)	(1,326)	–
Securities loaned	169	–	169	–	(167)	2

Total	$4,505	$(1,589)	$2,916	$(391)	$(1,493)	$1,032

December 31, 2020
Derivative liabilities (d)	$3,419	$(2,312)	$1,107	$(109)	$–	$998
Repurchase agreements	1,430	–	1,430	(262)	(1,168)	–
Securities loaned	218	–	218	–	(215)	3

Total	$5,067	$(2,312)	$2,755	$(371)	$(1,383)	$1,001
(a)	Includes $508 million and $1.3 billion of cash collateral related receivables that were netted against derivative liabilities at December 31, 2021 and 2020, respectively.
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

(c)	Includes the fair value of securities pledged by the Company to the counterparty. These securities are included on the Consolidated Balance Sheet unless the Company defaults.
(d)	Excludes $137 million and $183 million at December 31, 2021 and 2020, respectively, of derivative liabilities not subject to netting arrangements.

NOTE 22	Fair Values of Assets and Liabilities

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
Valuation Methodologies
The valuation methodologies used by the Company to measure financial assets and liabilities at fair value are described below. In addition, the following section includes an indication of the level of the fair value hierarchy in which the assets or liabilities are classified. Where appropriate, the descriptions include information about the valuation models and key inputs to those models. During the years ended December 31, 2021, 2020 and 2019, there were no significant changes to the valuation techniques used by the Company to measure fair value.
Available-For-Sale
Investment Securities
 When quoted market prices for identical securities are available in an active market, these prices are used to determine fair value and these securities are classified within Level 1 of the fair value hierarchy. Level 1 investment securities include U.S. Treasury and exchange-traded securities.
For other securities, quoted market prices may not be readily available for the specific securities. When possible, the Company determines fair value based on market observable information, including quoted market prices for similar securities, inactive transaction prices, and broker quotes. These securities are classified within Level 2 of the fair value hierarchy. Level 2 valuations are generally provided by a third-party pricing service. Level 2 investment securities are predominantly agency mortgage-backed securities, certain other asset-backed securities, obligations of state and political subdivisions and agency debt securities.
Mortgage Loans Held For Sale
 MLHFS measured at fair value, for which an active secondary market and readily available market prices exist, are initially valued at the transaction price and are subsequently valued by comparison to instruments with similar collateral and risk profiles. MLHFS are classified within Level 2. Included in mortgage banking revenue was a net loss of $145 million, a net gain of $362 million and a net gain of $73 million for the years ended December 31, 2021, 2020 and 2019, respectively, from the changes to fair value of these MLHFS under fair value option accounting guidance. Changes in fair value due to instrument specific credit risk were immaterial. Interest income for MLHFS is measured based on contractual interest rates and reported as interest income on the Consolidated Statement of Income. Electing to measure MLHFS at fair value reduces certain timing differences and better matches changes in fair value of these assets with changes in the value of the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting.
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
The Company also has other derivative contracts that are created through its operations, including commitments to purchase and originate mortgage loans and swap agreements executed in conjunction with the sale of a portion of its Class B common and preferred shares of Visa Inc. (the “Visa swaps”). The mortgage loan commitments are valued by pricing models that include market observable and unobservable inputs, which result in the commitments being classified within Level 3 of the fair value hierarchy. The unobservable inputs include assumptions about the percentage of commitments that actually become a closed loan and the MSR value that is inherent in the underlying loan value. The Visa swaps require payments by either the Company or the purchaser of the Visa Inc. Class B common and preferred shares when there are changes in the conversion rate of the Visa Inc. Class B common and preferred shares to Visa Inc. Class A common and preferred shares, respectively, as well as quarterly payments to the purchaser based on specified terms of the agreements. Management reviews and updates the Visa swaps fair value in conjunction with its review of Visa Inc. related litigation contingencies, and the associated escrow funding. The expected litigation resolution impacts the Visa Inc. Class B common share to Visa Inc. Class A common share conversion rate, as well as the ultimate termination date for the Visa swaps. Accordingly, the Visa swaps are classified within Level 3. Refer to Note 23 for further information on the Visa Inc. restructuring and related card association litigation.
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

The following table shows the significant valuation assumption ranges for MSRs at December 31, 2021:

	Minimum	Maximum	Weighted- Average (a)
Expected prepayment	3%	13%	10%
Option adjusted spread	6	11	7
(a)	Determined based on the relative fair value of the related mortgage loans serviced.

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

The following table shows the significant valuation assumption ranges for the Company’s derivative commitments to purchase and originate mortgage loans at December 31, 2021:

	Minimum	Maximum	Weighted- Average (a)
Expected loan close rate	2%	100%	80%
Inherent MSR value (basis points per loan)	14	181	116
(a)	Determined based on the relative fair value of the related mortgage loans.

The significant unobservable input used in the fair value measurement of certain of the Company’s asset/liability and customer-related derivatives is the credit valuation adjustment related to the risk of counterparty nonperformance. A significant increase in the credit valuation adjustment would have resulted in a lower fair value measurement. A significant decrease in the credit valuation adjustment would have resulted in a higher fair value measurement. The credit valuation adjustment is impacted by changes in market rates, volatility, market implied credit spreads, and loss recovery rates, as well as the Company’s assessment of the counterparty’s credit position. At December 31, 2021, the minimum, maximum and weighted-average credit valuation adjustment as a percentage of the net fair value of the counterparty’s derivative contracts prior to adjustment was 0 percent, 1,744 percent and 3 percent, respectively.
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

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis:

(Dollars in Millions)	Level 1	Level 2	Level 3	Netting	Total
December 31, 2021
Available-for-sale securities
U.S. Treasury and agencies	$30,917	$5,692	$–	$–	$36,609
Mortgage-backed securities
Residential agency	–	77,079	–	–	77,079
Commercial agency	–	8,485	–	–	8,485
Asset-backed securities	–	59	7	–	66
Obligations of state and political subdivisions	–	10,716	1	–	10,717
Other	–	7	–	–	7
Total available-for-sale	30,917	102,038	8	–	132,963
Mortgage loans held for sale	–	6,623	–	–	6,623
Mortgage servicing rights	–	–	2,953	–	2,953
Derivative assets	8	2,490	1,389	(1,609)	2,278
Other assets	278	1,921	–	–	2,199
Total	$31,203	$113,072	$4,350	$(1,609)	$147,016
Derivative liabilities	$–	$2,308	$590	$(1,589)	$1,309
Short-term borrowings and other liabilities (a)	209	1,837	–	–	2,046
Total	$209	$4,145	$590	$(1,589)	$3,355
December 31, 2020
Available-for-sale securities
U.S. Treasury and agencies	$19,251	$3,140	$–	$–	$22,391
Mortgage-backed securities
Residential agency	–	99,968	–	–	99,968
Commercial agency	–	5,406	–	–	5,406
Asset-backed securities	–	198	7	–	205
Obligations of state and political subdivisions	–	8,860	1	–	8,861
Other	–	9	–	–	9
Total available-for-sale	19,251	117,581	8	–	136,840
Mortgage loans held for sale	–	8,524	–	–	8,524
Mortgage servicing rights	–	–	2,210	–	2,210
Derivative assets	4	3,235	2,762	(1,874)	4,127
Other assets	302	1,601	–	–	1,903
Total	$19,557	$130,941	$4,980	$(1,874)	$153,604
Derivative liabilities	$–	$3,166	$436	$(2,312)	$1,290
Short-term borrowings and other liabilities (a)	85	1,672	–	–	1,757
Total	$85	$4,838	$436	$(2,312)	$3,047
Note: Excluded from the table above are equity investments without readily determinable fair values. The Company has elected to carry these investments at historical cost, adjusted for impairment and any changes resulting from observable price changes for identical or similar investments of the issuer. The aggregate carrying amount of these equity investments was $79 million and $85 million at December 31, 2021 and 2020, respectively. The Company has not recorded impairments or adjustments for observable price changes on these equity investments during 2021 and 2020, or on a cumulative basis.
(a)	Primarily represents the Company’s obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.

The following table presents the changes in fair value for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31:

(Dollars in Millions)	Beginning of Period Balance	Net Gains (Losses) Included in Net Income		Net Gains (Losses) Included in Other Comprehensive Income (Loss)	Purchases	Sales	Principal Payments	Issuances		Settlements	Transfers into Level 3	End of Period Balance	Net Change in Unrealized Gains (Losses) Relating to Assets and Liabilities Held at End of Period
2021
Available-for-sale securities
Asset-backed securities	$7	$–		$1	$–	$–	$(1)	$–		$–	$–	$7	$1
Obligations of state and political subdivisions	1	–		–	–	–	–	–		–	–	1	–
Total available-for-sale	8	–		1	–	–	(1)	–		–	–	8	1
Mortgage servicing rights	2,210	(437	) (a)	–	42	2	–	1,136	(c)	–	–	2,953	(437	) (a)
Net derivative assets and liabilities	2,326	(924	) (b)	–	337	(3)	–	–		(937)	–	799	(968	) (d)

2020
Available-for-sale securities
Asset-backed securities	$8	$–		$–	$–	$–	$(1)	$–		$–	$–	$7	$–
Obligations of state and political subdivisions	1	–		–	–	–	–	–		–	–	1	–
Total available-for-sale	9	–		–	–	–	(1)	–		–	–	8	–
Mortgage servicing rights	2,546	(1,403	) (a)	–	34	3	–	1,030	(c)	–	–	2,210	(1,403	) (a)
Net derivative assets and liabilities	810	2,922	(e)	–	247	(3)	–	–		(1,650)	–	2,326	1,649	(f)

2019
Available-for-sale securities
Asset-backed securities	$–	$–		$–	$–	$–	$–	$–		$–	$8	$8	$–
Obligations of state and political subdivisions	–	–		–	–	–	–	–		–	1	1	–
Total available-for-sale	–	–		–	–	–	–	–		–	9	9	–
Mortgage servicing rights	2,791	(829	) (a)	–	20	5	–	559	(c)	–	–	2,546	(829	) (a)
Net derivative assets and liabilities	80	769	(g)	–	142	(9)	–	–		(172)	–	810	782	(h)
(a)	Included in mortgage banking revenue.
(b)	Approximately $666 million, $(1.6) billion and $5 million included in mortgage banking revenue, commercial products revenue and other noninterest income, respectively.
(c)	Represents MSRs capitalized during the period.
(d)	Approximately $42 million, $(1.0) billion and $5 million included in mortgage banking revenue, commercial products revenue and other noninterest income, respectively.
(e)	Approximately $1.9 billion, $1.1 billion and $(70) million included in mortgage banking revenue, commercial products revenue and other noninterest income, respectively.
(f)	Approximately $247 million, $1.5 billion and $(70) million included in mortgage banking revenue, commercial products revenue and other noninterest income, respectively.
(g)	Approximately $482 million, $428 million and $(141) million included in mortgage banking revenue, commercial products revenue and other noninterest income, respectively.
(h)	Approximately $35 million, $888 million and $(141) million included in mortgage banking revenue, commercial products revenue and other noninterest income, respectively.
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
The following table summarizes the balances as of the measurement date of assets measured at fair value on a nonrecurring basis, and still held as of December 31:

	2021				2020
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans (a)	$–	$–	$59	$59	$–	$–	$385	$385
Other assets (b)	–	–	77	77	–	–	30	30
(a)	Represents the carrying value of loans for which adjustments were based on the fair value of the collateral, excluding loans fully charged-off.
(b)	Primarily represents the fair value of foreclosed properties that were measured at fair value based on an appraisal or broker price opinion of the collateral subsequent to their initial acquisition.

The following table summarizes losses recognized related to nonrecurring fair value measurements of individual assets or portfolios for the years ended December 31:

(Dollars in Millions)	2021	2020	2019
Loans (a)	$60	$426	$122
Other assets (b)	25	21	17
(a)	Represents write-downs of loans which were based on the fair value of the collateral, excluding loans fully charged-off.
(b)	Primarily represents related losses of foreclosed properties that were measured at fair value subsequent to their initial acquisition.
Fair Value Option
The following table summarizes the differences between the aggregate fair value carrying amount of MLHFS for which the fair value option has been elected and the aggregate unpaid principal amount that the Company is contractually obligated to receive at maturity as of December 31:

	2021			2020
(Dollars in Millions)	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal
Total loans	$6,623	$6,453	$170	$8,524	$8,136	$388
Nonaccrual loans	1	1	—	1	1	—
Loans 90 days or more past due	2	2	—	2	2	—

Fair Value of Financial Instruments
The following section summarizes the estimated fair value for financial instruments accounted for at amortized cost as of December 31, 2021 and 2020. In accordance with disclosure guidance related to fair values of financial instruments, the Company did not include assets and liabilities that are not financial instruments, such as the value of goodwill, long-term relationships with deposit, credit card, merchant processing and trust customers, other purchased intangibles, premises and equipment, deferred taxes and other liabilities. Additionally, in accordance with the disclosure guidance, receivables and payables due in one year or less, insurance contracts, equity investments not accounted for at fair value, and deposits with no defined or contractual maturities are excluded.

The estimated fair values of the Company’s financial instruments as of December 31, are shown in the table below:

	2021					2020
	Carrying Amount	Fair Value				Carrying Amount	Fair Value
(Dollars in Millions)		Level 1	Level 2	Level 3	Total		Level 1	Level 2	Level 3	Total

Financial Assets
Cash and due from banks	$28,905	$28,905	$–	$–	$28,905	$62,580	$62,580	$–	$–	$62,580
Federal funds sold and securities purchased under resale agreements	359	–	359	–	359	377	–	377	–	377
Investment securities held-to-maturity	41,858	–	41,812	–	41,812	–	–	–	–	–
Loans held for sale (a)	1,152	–	–	1,152	1,152	237	–	–	237	237
Loans	306,304	–	–	312,724	312,724	290,393	–	–	300,419	300,419
Other (b)	1,521	–	630	891	1,521	1,772	–	731	1,041	1,772

Financial Liabilities
Time deposits	22,665	–	22,644	–	22,644	30,694	–	30,864	–	30,864
Short-term borrowings (c)	9,750	–	9,646	–	9,646	10,009	–	9,956	–	9,956
Long-term debt	32,125	–	32,547	–	32,547	41,297	–	42,485	–	42,485
Other (d)	3,862	–	1,170	2,692	3,862	4,052	–	1,234	2,818	4,052
(a)	Excludes mortgages held for sale for which the fair value option under applicable accounting guidance was elected.
(b)	Includes investments in Federal Reserve Bank and Federal Home Loan Bank stock and tax-advantaged investments.
(c)	Excludes the Company’s obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.
(d)	Includes operating lease liabilities and liabilities related to tax-advantaged investments.

The fair value of unfunded commitments, deferred
non-yield
related loan fees, standby letters of credit and other guarantees is approximately equal to their carrying value. The carrying value of unfunded commitments, deferred non-yield
related loan fees and
standby letters of credit was $495 million and $774 million at December 31, 2021 and 2020, respectively. The carrying value of other guarantees was $245 million and $362 million at December 31, 2021 and 2020, respectively.

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
In October 2012, Visa signed a settlement agreement to resolve class action claims associated with the multidistrict interchange litigation pending in the United States District Court for the Eastern District of New York (the “Multi-District Litigation”). The U.S. Court of Appeals for the Second Circuit reversed the approval of that settlement and remanded the matter to the district court. Thereafter, the case was split into two putative class actions, one seeking damages (the “Damages Action”) and a separate class action seeking injunctive relief only (the “Injunctive Action”). In September 2018, Visa signed a new settlement agreement, superseding the original settlement agreement, to resolve the Damages Action. The Damages Action settlement was approved by the United States District Court for the Eastern District of New York, but is now on appeal. The Injunctive Action, which generally seeks changes to Visa rules, is still pending.
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
The contract or notional amounts of unfunded commitments to extend credit at December 31, 2021, excluding those commitments considered derivatives, were as follows:

	Term
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Commercial and commercial real estate loans	$40,385	$118,879	$159,264
Corporate and purchasing card loans (a)	30,263	–	30,263
Residential mortgages	613	1	614
Retail credit card loans (a)	120,905	–	120,905
Other retail loans	14,924	22,905	37,829
Other	6,268	–	6,268
(a)	Primarily cancelable at the Company’s discretion.
Other Guarantees and Contingent Liabilities
The following table is a summary of other guarantees and contingent liabilities of the Company at December 31, 2021:

(Dollars in Millions)	Collateral Held	Carrying Amount	Maximum Potential Future Payments
Standby letters of credit	$–	$57	$9,605
Third party borrowing arrangements	–	–	3
Securities lending indemnifications	9,074	–	8,807
Asset sales	–	84	7,229
Merchant processing	777	140	120,417
Tender option bond program guarantee	1,725	–	1,488
Other	–	21	1,398

Letters of Credit
Standby letters of credit are commitments the Company issues to guarantee the performance of a customer to a third party. The guarantees frequently support public and private borrowing arrangements, including commercial paper issuances, bond financings and other similar transactions. The Company also issues and confirms commercial letters of credit on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer’s or counterparty’s nonperformance, the Company’s credit loss exposure is similar to that in any extension of credit, up to the letter’s contractual amount. Management assesses the borrower’s credit to determine the necessary collateral, which may include marketable securities, receivables, inventory, equipment and real estate. Since the conditions requiring the Company to fund letters of credit may not occur, the Company expects its liquidity requirements to be less than the total outstanding commitments. The maximum potential future payments guaranteed by the Company under standby letter of credit arrangements at December 31, 2021, were approximately $9.6 billion with a weighted-average term of approximately 19 months. The estimated fair value of standby letters of credit was approximately $57 million at December 31, 2021.
The contract or notional amount of letters of credit at December 31, 2021, were as follows:

	Term
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Standby	$4,760	$4,845	$9,605
Commercial	889	22	911
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
Third Party Borrowing Arrangements
The Company provides guarantees to third parties as a part of certain subsidiaries’ borrowing arrangements. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $3 million at December 31, 2021.
Commitments from Securities Lending
The Company participates in securities lending activities by acting as the customer’s agent involving the loan of securities. The Company indemnifies customers for the difference between the fair value of the securities lent and the fair value of the collateral received.
Cash collateralizes these transactions. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $8.8 billion at December 31, 2021, and represent the fair value of the securities lent to third parties. At December 31, 2021, the Company held $9.1 billion of cash as collateral for these arrangements.
Asset Sales
The Company has provided guarantees to certain third parties in connection with the sale or syndication of certain assets, primarily loan portfolios and tax-advantaged
investments. These guarantees are generally in the form of asset buy-back
or make-whole provisions that are triggered upon a credit event or a change in the tax-qualifying
status of the related projects, as applicable, and remain in effect until the loans are collected or final tax credits are realized, respectively. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $7.2 billion at December 31, 2021, and represented the proceeds received from the buyer or the guaranteed portion in these transactions where the buy-back
or make-whole provisions have not yet expired. At December 31, 2021, the Company had reserved $84 million for potential losses related to the sale or syndication of tax-advantaged
investments.
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
The Company regularly sells loans to GSEs as part of its mortgage banking activities. The Company provides customary representations and warranties to GSEs in conjunction with these sales. These representations and warranties generally require the Company to repurchase assets if it is subsequently determined that a loan did not meet specified criteria, such as a documentation deficiency or rescission of mortgage insurance. If the Company is unable to cure or refute a repurchase request, the Company is generally obligated to repurchase the loan or otherwise reimburse the GSE for losses. At December 31, 2021, the Company had reserved $18 million for potential losses from representation and warranty obligations, compared with $19 million at December 31, 2020. The Company’s reserve reflects management’s best estimate of losses for representation and warranty obligations. The Company’s repurchase reserve is modeled at the loan level, taking into consideration the individual credit quality and borrower activity that has transpired since origination. The model applies credit quality and economic risk factors to derive a probability of default and potential repurchase that are based on the Company’s historical loss experience, and estimates loss severity based on expected collateral value. The Company also considers qualitative factors that may result in anticipated losses differing from historical loss trends.
As of December 31, 2021 and 2020, the Company had $19 million and $13 million, respectively, of unresolved representation and warranty claims from GSEs. The Company does not have a significant amount of unresolved claims from investors other than GSEs.
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
A cardholder, through its issuing bank, generally has until the later of up to four months after the date the transaction is processed or the receipt of the product or service to present a charge-back to the Company as the merchant processor. The absolute maximum potential liability is estimated to be the total volume of credit card transactions that meet the associations’ requirements to be valid charge-back transactions at any given time. Management estimates that the maximum potential exposure for charge-backs would approximate the total amount of merchant transactions processed through the credit card associations for the last four months. For the last four months of 2021 this amount totaled approximately $120.4 billion. In most cases, this contingent liability is unlikely to arise, as most products and services are delivered when purchased and amounts are refunded when items are returned to merchants. However, where the product or service has been purchased but is not provided until a future date (“future delivery”), the potential for this contingent liability increases. To mitigate this risk, the Company may require the merchant to make an escrow deposit, place maximum volume limitations on future delivery transactions processed by the merchant at any point in time, or require various credit enhancements (including letters of credit and bank guarantees). Also, merchant processing contracts may include event triggers to provide the Company more financial and operational control in the event of financial deterioration of the merchant.
The Company currently processes card transactions in the United States, Canada and Europe through wholly-owned subsidiaries. In the event a merchant was unable to fulfill product or services subject to future delivery, such as airline tickets, the Company could become financially liable for refunding the purchase price of such products or services purchased through the credit card associations under the charge-back provisions. Charge-back risk related to these merchants is evaluated in a manner similar to credit risk assessments and, as such, merchant processing contracts contain various provisions to protect the Company in the event of default. At December 31, 2021, the value of airline tickets purchased to be delivered at a future date through card transactions processed by the Company was $7.6 billion. The Company held collateral of $598 million in escrow deposits, letters of credit and indemnities from financial institutions, and liens on various assets. In addition to specific collateral or other credit enhancements, the Company maintains a liability for its implied guarantees associated with future delivery. At December 31, 2021, the liability was $125 million primarily related to these airline processing arrangements.
In the normal course of business, the Company has unresolved charge-backs. The Company assesses the likelihood of its potential liability based on the extent and nature of unresolved charge-backs and its historical loss experience. At December 31, 2021, the Company held $177 million of merchant escrow deposits as collateral and had a recorded liability for potential losses of $15 million.
Tender Option Bond Program Guarantee
As discussed in Note 8, the Company sponsors a municipal bond securities tender option bond program and consolidates the program’s entities on its Consolidated Balance Sheet. The Company provides financial performance guarantees related to the program’s entities. At December 31, 2021, the Company guaranteed $1.5 billion of borrowings of the program’s entities, included on the Consolidated Balance Sheet in short-term borrowings. The Company also included on its Consolidated Balance Sheet the related $1.7 billion of available-for-sale
investment securities serving as collateral for this arrangement.
Other Guarantees and Commitments
As of December 31, 2021, the Company sponsored, and owned 100 percent of the common equity of, USB Capital IX, a wholly-owned unconsolidated trust, formed for the purpose of issuing redeemable Income Trust Securities (“ITS”) to third-party investors, originally investing the proceeds in junior subordinated debt securities (“Debentures”) issued by the Company and entering into stock purchase contracts to purchase the Company’s preferred stock in the future. As of December 31, 2021, all of the Debentures issued by the Company have either matured or been retired. Total assets of USB Capital IX were $682 million at December 31, 2021, consisting primarily of the Company’s Series A Preferred Stock. The Company’s obligations under the transaction documents, taken together, have the effect of providing a full and unconditional guarantee by the Company, on a junior subordinated basis, of the payment obligations of the trust to third-party investors totaling $681 million at December 31, 2021.
The Company has also made other financial performance guarantees and commitments primarily related to the operations of its subsidiaries. At December 31, 2021, the maximum potential future payments guaranteed or committed by the Company under these arrangements were approximately $717 million.

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
Regulatory Matters
The Company is continually subject to examinations, inquiries and investigations in areas of heightened regulatory scrutiny, such as compliance, risk management, third-party risk management and consumer protection. For example, the Consumer Financial Protection Bureau (“CFPB”) is investigating certain of the Company’s consumer sales practices, and the Company has responded and continues to respond to the CFPB. The Company is cooperating fully with all pending examinations, inquiries and investigations, any of which could lead to administrative or legal proceedings or settlements. Remedies in these proceedings or settlements may include fines, penalties, restitution or alterations in the Company’s business practices (which may increase the Company’s operating expenses and decrease its revenue).
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

NOTE 24	Business Segments
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
Basis of Presentation
Business segment results are derived from the Company’s business unit profitability reporting systems by specifically attributing managed balance sheet assets,

deposits and other liabilities and their related income or expense. The allowance for credit losses and related provision expense are allocated to the business segments according to the volume and credit quality of the loan balances managed, but with the impact of changes in economic forecasts recorded in Treasury and Corporate Support. Goodwill and other intangible assets are assigned to the business segments based on the mix of business of an entity acquired by the Company. Within the Company, capital levels are evaluated and managed centrally; however, capital is allocated to the business segments to support evaluation of business performance. Business segments are allocated capital on a risk-adjusted basis considering economic and regulatory capital requirements. Generally, the determination of the amount of capital allocated to each business segment includes credit allocations following a Basel III regulatory framework. Interest income and expense is determined based on the assets and liabilities managed by the business segment. Because funding and asset liability management is a central function, funds transfer-pricing methodologies are utilized to allocate a cost of funds used or credit for funds provided to all business segment assets and liabilities, respectively, using a matched funding concept. Also, each business unit is allocated the taxable-equivalent benefit of tax-exempt
products. The residual effect on net interest income of asset/ liability management activities is included in Treasury and Corporate Support. Noninterest income and expenses directly managed by each business segment, including fees, service charges, salaries and benefits, and other direct revenues and costs are accounted for within each segment’s financial results in a manner similar to the consolidated financial statements. Occupancy costs are allocated based on utilization of facilities by the business segments. Generally, operating losses are charged to the business segment when the loss event is realized in a manner similar to a loan charge-off.
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
Designations, assignments and allocations change from time to time as management systems are enhanced, methods of evaluating performance or product lines change or business segments are realigned to better respond to the Company’s diverse customer base. During 2021, certain organization and methodology changes were made and, accordingly, 2020 results were restated and presented on a comparable basis.

Business segment results for the years ended December 31 were as follows:

	Corporate and Commercial Banking				Consumer and Business Banking		Wealth Management and Investment Services
(Dollars in Millions)	2021		2020		2021	2020	2021	2020
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$2,900		$3,411		$6,077	$5,759	$1,002	$1,246
Noninterest income	1,035		1,117		2,501	3,177	2,221	2,022
Total net revenue	3,935		4,528		8,578	8,936	3,223	3,268
Noninterest expense	1,678		1,711		5,690	5,470	2,045	1,961
Other intangibles	–		–		12	16	14	12
Total noninterest expense	1,678		1,711		5,702	5,486	2,059	1,973
Income (loss) before provision and income taxes	2,257		2,817		2,876	3,450	1,164	1,295
Provision for credit losses	89		604		(144)	291	47	40
Income (loss) before income taxes	2,168		2,213		3,020	3,159	1,117	1,255
Income taxes and taxable-equivalent adjustment	542		554		755	791	280	314
Net income (loss)	1,626		1,659		2,265	2,368	837	941
Net (income) loss attributable to noncontrolling interests	–		–		–	–	–	–
Net income (loss) attributable to U.S. Bancorp	$1,626		$1,659		$2,265	$2,368	$837	$941

Average Balance Sheet
Loans	$103,208		$115,563		$141,082	$141,259	$18,097	$15,456
Other earning assets	4,537		4,163		8,093	7,175	242	287
Goodwill	1,715		1,647		3,428	3,500	1,628	1,617
Other intangible assets	5		6		2,760	2,105	84	39
Assets	115,194		128,038		161,571	159,191	21,236	18,564
Noninterest-bearing deposits	61,272		44,309		33,855	30,467	24,587	17,149
Interest-bearing deposits	71,246		88,138		158,434	131,536	75,618	77,525
Total deposits	132,518		132,447		192,289	162,003	100,205	94,674
Total U.S. Bancorp shareholders’ equity	13,928		15,063		12,337	12,739	3,154	2,936

	Payment Services				Treasury and Corporate Support		Consolidated Company
(Dollars in Millions)	2021		2020		2021	2020	2021	2020
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$2,458		$2,562		$163	$(54)	$12,600	$12,924
Noninterest income	3,550	(a)	3,124	(a)	920	961	10,227 (b)	10,401	(b)
Total net revenue	6,008		5,686		1,083	907	22,827	23,325
Noninterest expense	3,231		3,123		925	928	13,569	13,193
Other intangibles	133		148		–	–	159	176
Total noninterest expense	3,364		3,271		925	928	13,728	13,369
Income (loss) before provision and income taxes	2,644		2,415		158	(21)	9,099	9,956
Provision for credit losses	349		681		(1,514)	2,190	(1,173)	3,806
Income (loss) before income taxes	2,295		1,734		1,672	(2,211)	10,272	6,150
Income taxes and taxable-equivalent adjustment	575		434		135	(928)	2,287	1,165
Net income (loss)	1,720		1,300		1,537	(1,283)	7,985	4,985
Net (income) loss attributable to noncontrolling interests	–		–		(22)	(26)	(22)	(26)
Net income (loss) attributable to U.S. Bancorp	$1,720		$1,300		$1,515	$(1,309)	$7,963	$4,959

Average Balance Sheet
Loans	$30,856		$31,539		$3,722	$3,452	$296,965	$307,269
Other earning assets	93		5		196,211	162,503	209,176	174,133
Goodwill	3,185		3,060		–	–	9,956	9,824
Other intangible assets	508		581		–	–	3,357	2,731
Assets	36,553		36,497		221,978	188,917	556,532	531,207
Noninterest-bearing deposits	4,861		4,351		2,629	2,263	127,204	98,539
Interest-bearing deposits	145		121		1,634	2,756	307,077	300,076
Total deposits	5,006		4,472		4,263	5,019	434,281	398,615
Total U.S. Bancorp shareholders’ equity	7,643		7,462		16,748	14,046	53,810	52,246

(a) Presented net of related rewards and rebate costs and certain partner payments of $2.5 billion and $2.1 billion for 2021 and 2020, respectively.
(b) Includes revenue generated from certain contracts with customers of $7.5 billion and $6.9 billion for 2021 and 2020, respectively.

NOTE 25	U.S. Bancorp (Parent Company)
Condensed Balance Sheet

At December 31 (Dollars in Millions)	2021	2020

Assets
Due from banks, principally interest-bearing	$8,369	$12,279
Available-for-sale investment securities	1,209	1,469
Investments in bank subsidiaries	51,432	52,551
Investments in nonbank subsidiaries	3,632	3,286
Advances to bank subsidiaries	9,600	3,850
Advances to nonbank subsidiaries	707	1,118
Other assets	898	869

Total assets	$75,847	$75,422

Liabilities and Shareholders’ Equity
Long-term debt	$18,902	$20,924
Other liabilities	2,027	1,403
Shareholders’ equity	54,918	53,095

Total liabilities and shareholders’ equity	$75,847	$75,422
Condensed Income Statement

Year Ended December 31 (Dollars in Millions)	2021	2020	2019

Income
Dividends from bank subsidiaries	$7,000	$1,500	$7,100
Dividends from nonbank subsidiaries	2	24	6
Interest from subsidiaries	112	172	317
Other income	46	85	25

Total income	7,160	1,781	7,448

Expense
Interest expense	348	433	551
Other expense	154	140	140

Total expense	502	573	691

Income before income taxes and equity in undistributed income of subsidiaries	6,658	1,208	6,757
Applicable income taxes	(53)	(78)	(92)

Income of parent company	6,711	1,286	6,849
Equity in undistributed income of subsidiaries	1,252	3,673	65

Net income attributable to U.S. Bancorp	$7,963	$4,959	$6,914

Condensed Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2021	2020	2019

Operating Activities
Net income attributable to U.S. Bancorp	$7,963	$4,959	$6,914
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed income of subsidiaries	(1,252)	(3,673)	(65)
Other, net	(85)	907	231

Net cash provided by operating activities	6,626	2,193	7,080

Investing Activities
Proceeds from sales and maturities of investment securities	200	258	291
Purchases of investment securities	–	–	(1,013)
Net (increase) decrease in short-term advances to subsidiaries	411	347	578
Long-term advances to subsidiaries	(7,000)	–	(2,600)
Principal collected on long-term advances to subsidiaries	1,250	–	2,550
Other, net	(269)	379	(341)

Net cash provided by (used in) investing activities	(5,408)	984	(535)

Financing Activities
Net increase (decrease) in short-term borrowings	–	(8)	8
Proceeds from issuance of long-term debt	1,300	2,750	3,743
Principal payments or redemption of long-term debt	(3,000)	(1,200)	(1,500)
Proceeds from issuance of preferred stock	2,221	486	–
Proceeds from issuance of common stock	43	15	88
Repurchase of preferred stock	(1,250)	–	–
Repurchase of common stock	(1,555)	(1,672)	(4,525)
Cash dividends paid on preferred stock	(308)	(300)	(302)
Cash dividends paid on common stock	(2,579)	(2,552)	(2,443)

Net cash used in financing activities	(5,128)	(2,481)	(4,931)

Change in cash and due from banks	(3,910)	696	1,614
Cash and due from banks at beginning of year	12,279	11,583	9,969

Cash and due from banks at end of year	$8,369	$12,279	$11,583

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
Furthermore
, dividends are restricted by minimum capital constraints for all national banks.

NOTE 26	Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2021 through the date the consolidated financial statements were filed with the United States Securities and Exchange Commission. Based on this evaluation, the Company has determined none of these events were required to be recognized or disclosed in the consolidated
financial statements and related notes.

U.S. Bancorp
Consolidated Daily Average Balance Sheet and Related Yields and Rates (a) (Unaudited)

	2021
Year Ended December 31 (Dollars in Millions)	Average Balances	Interest	Yields and Rates
Assets
Investment securities	$154,702	$2,434	1.57%
Loans held for sale	8,024	232	2.89
Loans (b)
Commercial	102,855	2,684	2.61
Commercial real estate	38,781	1,219	3.14
Residential mortgages	74,629	2,477	3.32
Credit card	21,645	2,278	10.52
Other retail	59,055	2,126	3.60
Total loans	296,965	10,784	3.63
Other earning assets	46,450	143	.31
Total earning assets	506,141	13,593	2.69
Allowance for loan losses	(6,326)
Unrealized gain (loss) on investment securities	1,174
Other assets	55,543
Total assets	$556,532
Liabilities and Shareholders’ Equity
Noninterest-bearing deposits	$127,204
Interest-bearing deposits
Interest checking	103,198	24	.02
Money market savings	117,093	199	.17
Savings accounts	62,294	7	.01
Time deposits	24,492	90	.37
Total interest-bearing deposits	307,077	320	.10
Short-term borrowings
Federal funds purchased	1,507	2	.10
Securities sold under agreements to repurchase	1,790	2	.13
Commercial paper	7,228	1	.01
Other short-term borrowings	4,249	65	1.54
Total short-term borrowings	14,774	70	.47
Long-term debt	36,682	603	1.64
Total interest-bearing liabilities	358,533	993	.28
Other liabilities	16,353
Shareholders’ equity
Preferred equity	6,255
Common equity	47,555
Total U.S. Bancorp shareholders’ equity	53,810
Noncontrolling interests	632
Total equity	54,442
Total liabilities and equity	$556,532
Net interest income		$12,600
Gross interest margin			2.41%
Gross interest margin without taxable-equivalent increments			2.39%
Percent of Earning Assets
Interest income			2.69%
Interest expense			.20
Net interest margin			2.49%
Net interest margin without taxable-equivalent increments			2.47%
(a)	Interest and rates are presented on a fully taxable-equivalent basis based on a federal income tax rate of 21 percent .
(b)	Interest income and rates on loans include loan fees. Nonaccrual loans are included in average loan balances.

2020			2019			2021 v 2020
Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	% Change Average Balances

$125,954	$2,488	1.98%	$117,150	$2,950	2.52%	22.8%
6,985	216	3.10	3,769	162	4.30	14.9

113,967	3,192	2.80	103,198	4,229	4.10	(9.8)
40,548	1,457	3.59	39,386	1,919	4.87	(4.4)
73,667	2,666	3.62	67,747	2,644	3.90	1.3
22,332	2,392	10.71	23,309	2,680	11.50	(3.1)
56,755	2,352	4.14	57,046	2,682	4.70	4.1
307,269	12,059	3.92	290,686	14,154	4.87	(3.4)
41,194	179	.43	18,932	341	1.80	12.8
481,402	14,942	3.10	430,537	17,607	4.09	5.1
(6,858)			(4,007)			7.8
2,901			(117)			(59.5)
53,762			49,240			3.3
$531,207			$475,653			4.8

$98,539			$73,863			29.1%

84,276	65	.08	72,553	227	.31	22.5
125,786	528	.42	109,849	1,637	1.49	(6.9)
52,142	46	.09	46,130	111	.24	19.5
37,872	311	.82	44,417	880	1.98	(35.3)
300,076	950	.32	272,949	2,855	1.05	2.3

1,660	6	.35	1,457	28	1.94	(9.2)
1,686	8	.50	1,770	36	2.00	6.2
8,141	21	.26	8,186	119	1.45	(11.2)
7,695	109	1.41	6,724	187	2.78	(44.8)
19,182	144	.75	18,137	370	2.04	(23.0)
44,040	924	2.10	41,572	1,227	2.95	(16.7)
363,298	2,018	.56	332,658	4,452	1.34	(1.3)
16,494			15,880			(.9)

6,042			5,984			3.5
46,204			46,639			2.9
52,246			52,623			3.0
630			629			.3
52,876			53,252			3.0
$531,207			$475,653			4.8
	$12,924			$13,155
		2.54%			2.75%
		2.52%			2.73%

		3.10%			4.09%
		.42			1.03
		2.68%			3.06%
		2.66%			3.04%

U.S. Bancorp
Supplemental Financial Data (Unaudited)

Earnings Per Common Share Summary	2021	2020	2019
Earnings per common share	$5.11	$3.06	$4.16
Diluted earnings per common share	5.10	3.06	4.16
Dividends declared per common share	1.76	1.68	1.58
Other Statistics (Dollars and Shares in Millions)
Common shares outstanding (a)	1,484	1,507	1,534
Average common shares outstanding and common stock equivalents
Earnings per common share	1,489	1,509	1,581
Diluted earnings per common share	1,490	1,510	1,583
Number of shareholders (b)	31,111	32,520	33,515
Common dividends declared	$2,630	$2,541	$2,493
(a)	Defined as total common shares less common stock held in treasury at December 31.
(b)	Based on number of common stock shareholders of record at December 31.
The common stock of U.S. Bancorp is traded on the New York Stock Exchange, under the ticker symbol “USB.” At January 31, 2022, there were 31,055 holders of record of the Company’s common stock.
Stock Performance Chart
The following chart compares the cumulative total shareholder return on the Company’s common stock during the five years ended December 31, 2021, with the cumulative total return on the Standard & Poor’s 500 Index and the KBW Bank Index. The comparison assumes $100 was invested on December 31, 2016, in the Company’s common stock and in each of the foregoing indices and assumes the reinvestment of all dividends. The comparisons in the graph are based upon historical data and are not indicative of, nor intended to forecast, future performance of the Company’s common stock.

Company Information
General Business Description
U.S. Bancorp is a financial services holding company headquartered in Minneapolis, Minnesota, serving millions of local, national and global customers. U.S. Bancorp is registered as a bank holding company under the Bank Holding Company Act of 1956 (the “BHC Act”), and has elected to be treated as a financial holding company under the BHC Act. The Company provides a full range of financial services, including lending and depository services, cash management, capital markets, and trust and investment management services. It also engages in credit card services, merchant and ATM processing, mortgage banking, insurance, brokerage and leasing.
U.S. Bancorp’s banking subsidiary, U.S. Bank National Association, is engaged in the general banking business, principally in domestic markets. U.S. Bank National Association, with $465 billion in deposits at December 31, 2021, provides a wide range of products and services to individuals, businesses, institutional organizations, governmental entities and other financial institutions. Commercial and consumer lending services are principally offered to customers within the Company’s domestic markets, to domestic customers with foreign operations and to large national customers operating in specific industries targeted by the Company, such as healthcare, utilities, oil and gas, and state and municipal government. Lending services include traditional credit products as well as credit card services, lease financing and import/export trade, asset-backed lending, agricultural finance and other products. Depository services include checking accounts, savings accounts and time certificate contracts. Ancillary services such as capital markets, treasury management and receivable lock-box
collection are provided to corporate and governmental entity customers. U.S. Bancorp’s bank and trust subsidiaries provide a full range of asset management and fiduciary services for individuals, estates, foundations, business corporations and charitable organizations.
Other U.S. Bancorp
non-banking
subsidiaries offer investment and insurance products to the Company’s customers principally within its domestic markets, and fund administration services to a broad range of mutual and other funds.
Banking and investment services are provided through a network of 2,230 banking offices as of December 31, 2021, principally operating in the Midwest and West regions of the United States, through on-line
services, over mobile devices and through other distribution channels. The Company operates a network of 4,059 ATMs as of December 31, 2021, and provides
24-hour,
seven day a week telephone customer service. Mortgage banking services are provided through banking offices and loan production offices throughout the Company’s domestic markets. Lending products may be originated through banking offices, indirect correspondents, brokers or other lending sources. The Company is also one of the largest providers of corporate and purchasing card services and corporate trust services in the United States. The Company’s wholly-owned subsidiary, Elavon, Inc. (“Elavon”), provides domestic merchant processing services directly to merchants. Wholly-owned subsidiaries of Elavon provide similar merchant services in Canada and segments of Europe. The Company also provides corporate trust and fund administration services in Europe. These foreign operations are not significant to the Company.
The
COVID-19
pandemic has created economic and operational disruptions that have affected the Company’s business. Customer behavior has evolved greatly as more customers have migrated to on-line
and digital-based products and services more quickly than originally anticipated. To meet these evolving customer preferences, the Company has continued and accelerated the development of digital-based products and services, as well as reduced the number of higher-cost physical branches.
On a full-time equivalent basis, as of December 31, 2021, U.S. Bancorp employed 68,796 people.
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
Economic and Market Conditions Risk
The
COVID-19
pandemic has caused and may continue to cause significant harm to the global economy and the Company’s businesses
The
COVID-19
pandemic has had, and is expected to continue to have, negative effects on global economic conditions, including disruption and volatility of financial markets, supply chain disruptions, fluctuations in unemployment and other negative outcomes, including inflation. It is expected that these negative effects will be episodic for the duration of the pandemic, and, if new COVID variants or other diseases emerge, these negative effects on the global economy could worsen.
The continuation or worsening of the economic conditions caused by
COVID-19
may continue to have a material adverse effect on the Company and its business, including: (i) additional changes in demand for the Company’s products and services; (ii) possible increased recognition of credit losses and increases in the allowance for credit losses (particularly if unemployment rises and customers draw on their lines of credit); (iii) possible downgrades to the Company’s credit ratings; (iv) increased constraints on liquidity and capital; (v) the possibility of further reduced revenues from the Company’s credit and debit card, corporate payments products and merchant processing services product offerings, including because of business closures, unemployment or requirements for consumers to stay at home; (vi) negative impacts on the ability of the Company’s employees to work effectively, including because of illness, quarantines, work-from-home arrangements or other restrictions relating to the pandemic, and (vii) negative impacts on the ability of the Company’s third-party service providers to provide their services to the Company.

Continuing negative effects of
COVID-19
and the resulting economic and market disruptions will depend on developments that are highly uncertain and cannot be predicted at this time. However, it is likely that the Company’s business, financial condition, liquidity, capital and results of operations will continue to be adversely affected until the pandemic subsides and the domestic economy fully recovers. Further, the
COVID-19
pandemic may also have the effect of heightening many of the other risks described in this section.
Deterioration in business and economic conditions could adversely affect the Company
’
s lending business and the value of loans and debt securities it holds
The Company’s business activities and earnings are affected by general business conditions in the United States and abroad, including factors such as the level and volatility of short-term and long-term interest rates, inflation, home prices, unemployment and under-employment levels, bankruptcies, household income, consumer spending, fluctuations in both debt and equity capital markets, liquidity of the global financial markets, the availability and cost of capital and credit, investor sentiment and confidence in the financial markets, and the strength of the domestic and global economies in which the Company operates. Changes in these conditions caused by the
COVID-19
pandemic adversely affected the Company’s consumer and commercial businesses and securities portfolios, its level of charge-offs and provision for credit losses, and its results of operations during 2020 and 2021, and other future changes in these conditions, whether related to the
COVID-19
pandemic or otherwise, could have additional adverse effects on the Company and its businesses.
Given the high percentage of the Company’s assets represented directly or indirectly by loans, and the importance of lending to its overall business, weak economic conditions caused by
COVID-19
negatively affected the Company’s business and results of operations, including new loan origination activity, existing loan utilization rates and delinquencies, defaults and the ability of customers to meet obligations under the loans. Although the effects of
COVID-19
were mitigated in part by governmental programs, availability of vaccines and the Company’s measures to assist its borrowers, there can be no assurances that such measures will continue to be effective or that there will be future governmental programs. In addition, future deterioration in economic conditions, whether caused by
COVID-19
or other events, could have adverse effects on loan origination activity, loan utilization rates and delinquencies, defaults and the ability of customers to meet loan obligations. The value to the Company of other assets such as investment securities, most of which are debt securities or other financial instruments supported by loans, similarly have been, and would be, negatively impacted by widespread decreases in credit quality resulting from a weakening of the economy.
In addition, volatility and uncertainty related to inflation and its effects, which could potentially contribute to poor economic conditions, may contribute to or enhance some of the risks described herein. For example, higher inflation could reduce demand for the Company’s products, adversely affect the creditworthiness of its borrowers or result in lower values for its interest-earning assets and investment securities. Any of these effects, or others that the Company is not able to predict, could adversely affect its financial condition or results of operations.
Any deterioration in global economic conditions could damage the domestic economy or negatively impact the Company’s borrowers or other counterparties that have direct or indirect exposure to these regions. Such global disruptions, including disruptions in supply chains or geopolitical risk, can undermine investor confidence, cause a contraction of available credit, or create market volatility, any of which could have material adverse effects on the Company’s businesses, results of operations, financial condition and liquidity, even if the Company’s direct exposure to the affected region is limited. Global political trends toward nationalism and isolationism, could increase the probability of a deterioration in global economic conditions.
Changes in interest rates could reduce the Company’s net interest income
The Company’s earnings are dependent to a large degree on net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. Net interest income is significantly affected by market rates of interest, which in turn are affected by prevailing economic conditions, by the fiscal and monetary policies of the federal government and by the policies of various regulatory agencies. Volatility in interest rates can also result in the flow of funds away from financial institutions into direct investments. Direct investments, such as United States government and corporate securities and other investment vehicles (including mutual funds), generally pay higher rates of return than financial institutions, because of the absence of federal insurance premiums and reserve requirements. During the first quarter of 2020, United States interest rates fell dramatically, which adversely impacted the Company’s net interest income. Interest rates remained low through 2021, which adversely affected the Company’s net interest income over the same period, and a prolonged low-interest
rate environment may continue to adversely impact the Company’s net interest income in future periods. In addition, some foreign central banks have moved to a negative interest rate environment, which has exerted downward pressure on the profitability of banks in those regions. The Company’s financial condition could be damaged if this interest rate trend extends to the United States.
Conversely, when interest rates are increasing, the Company can generally be expected to earn higher net interest income. However, higher interest rates can also lead to fewer originations of loans, less liquidity in the financial markets, and higher funding costs, each of which could adversely affect the Company’s revenues and its liquidity and capital levels. Higher interest rates can also negatively affect the payment performance on loans that are linked to variable interest rates. If borrowers of variable rate loans are unable to afford higher interest payments, those borrowers may reduce or stop making payments, thereby causing the Company to incur losses and increased operational costs related to servicing a higher volume of delinquent loans.

Changes in, or the discontinuance of, the London Interbank Offered Rate (“LIBOR”) as an interest rate benchmark could adversely affect the Company’s business, financial condition and results of operations
The administrator of LIBOR has announced that the publication of the most commonly used United States Dollar LIBOR settings will cease to be provided or cease to be representative after June 30, 2023. The publication of all other LIBOR settings ceased to be provided or ceased to representative as of December 31, 2021. The United States federal banking agencies have also issued guidance strongly encouraging banking organizations to cease using the United States Dollar LIBOR as a reference rate in “new” contracts by December 31, 2021, with limited exceptions.
The replacement of LIBOR is complex and could have a range of adverse impacts on the Company’s business and results of operations. The Company has various types of transactions, including derivatives, loans, bonds, and securitized products, that reference LIBOR and other Interbank Offered Rates (“IBORs”). The replacement of LIBOR and other IBORs with alternative benchmark rates and the Company’s development of products linked to alternate benchmark rates has created a number of risks for the Company, its customers, and the financial services industry more widely.
The extensive changes to documentation that govern or reference LIBOR or LIBOR-based products create a variety of execution risks for the Company. The Company may be unable to modify contracts with its counterparties to replace the reference rate for existing contracts based on or linked to LIBOR and other interest rate benchmarks with alternative reference rates by the dates set for cessation of LIBOR and other interest rate benchmarks.
The transition from LIBOR may also result in disputes, litigation or other actions with clients, counterparties or investors, including with respect to, among other things, (i) the interpretation and enforceability of provisions in LIBOR-based products such as fallback language or other related provisions, (ii) any economic, legal, operational or other impact from the fundamental differences between LIBOR and the various alterative reference rates, and (iii) any actions resulting from the Company’s interpretation and execution of its roles and responsibilities in corporate trust transactions. The transition may also result in additional inquiries or other actions from regulators regarding the Company’s preparation and readiness for the replacement of LIBOR.
The discontinuation of a LIBOR setting, changes in LIBOR or changes in market acceptance of LIBOR as a reference rate may also adversely affect the yield on loans or securities held by the Company; amounts paid on securities the Company has issued; amounts received and paid on derivative instruments it has entered into; the value of such loans, securities or derivative instruments; the trading market for securities; the terms of new loans being made using different or modified reference rates; the Company’s ability to effectively use derivative instruments to manage risk; and the availability or cost of floating-rate funding and the Company’s exposure to fluctuations in interest rates.
Changes to benchmark indices may also adversely affect the price, liquidity, value of, return on and trading for a broad array of financial products, including any LIBOR-linked securities, loans and derivatives that are included in the Company’s financial assets and liabilities.
The Company is also subject to the risk that its customers, counterparties and third-party vendors are not operationally ready to transition away from LIBOR, and the failure of such third parties to upgrade their operations to transition away from LIBOR on a timely basis could materially disrupt the Company’s operations.
Operations and Business Risk
A breach in the security of the Company’s systems, or the systems of certain third parties, could disrupt the Company’s businesses, result in the disclosure of confidential information, damage its reputation and create significant financial and legal exposure
The Company experiences numerous attacks on its computer systems, software, networks and other technology assets daily, and the number of attacks is increasing. Although the Company devotes significant resources to maintain and regularly upgrade its systems and processes that are designed to protect the security of the Company’s computer systems, software, networks and other technology assets, as well as its intellectual property, and to protect the confidentiality, integrity and availability of information belonging to the Company and its customers, the Company’s security measures may not be effective. Adversaries continue to develop more sophisticated cyber attacks that could impact the Company. Many banking institutions, retailers and other companies engaged in data processing, including software and information technology service providers, have reported breaches in the security of their websites or other systems, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage systems, often through the introduction of computer viruses or malware, cyber attacks and other means.
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
The Company could face material legal and reputational harm if it fails to safeguard personal information
The Company is subject to complex and evolving laws and regulations, both inside and outside the United States, governing the privacy and protection of personal information. Individuals whose personal information may be protected by law can include the Company’s customers (and in some cases its customers’ customers), prospective customers, job applicants, employees, and the employees of the Company’s suppliers, and third parties. Complying with laws and regulations applicable to the Company’s collection, use, transfer and storage of personal information can increase operating costs, impact the development and marketing of new products or services, and reduce operational efficiency. Any mishandling or misuse of personal information by the Company or a third party affiliated with the Company could expose the Company to litigation or regulatory fines, penalties or other sanctions.
In the United States, several states have recently enacted consumer privacy laws that impose compliance obligations with respect to personal information. In particular, the California Consumer Privacy Act (the “CCPA”) and its implementing regulations impose significant requirements on covered companies with respect to consumer data privacy rights. In November 2020, voters in the State of California approved the California Privacy Rights Act (“CPRA”), a ballot measure that amends and supplements the CCPA by, among other things, expanding certain rights relating to personal information and its use, collection, deletion, and disclosure by covered businesses. Compliance with the CCPA, the CPRA after it becomes effective, and other state statutes, common law, or regulations designed to protect consumer, employee, or job applicant personal information could potentially require substantive technology infrastructure and process changes across many of the Company’s businesses.
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
In addition, standards for personal data transfers from outside the United States are constantly changing, including the revisions made by the European Economic Area and Switzerland in 2021. Compliance with these changes and any future changes to data transfer or privacy requirements could potentially require the Company to make significant technological and operational changes, any of which could result in substantial costs to the Company, and failure to comply with applicable data protection and privacy laws could subject the Company to fines or regulatory oversight.
Additional risks could arise from the failure of the Company or third parties to provide adequate disclosure or transparency to the Company’s customers about the personal information collected from them and the use of such information; to receive, document, and honor the privacy preferences expressed by the Company’s customers; to protect personal information from unauthorized disclosure; or to maintain proper training on privacy practices for all employees or third parties who have access to personal information. Concerns regarding the effectiveness of the Company’s measures to safeguard personal information and abide by privacy preferences, or even the perception that those measures are inadequate, could cause the Company to lose existing or potential customers and thereby reduce its revenues. In addition, any failure or perceived failure by the Company to comply with applicable privacy or data protection laws and regulations could result in requirements to modify or cease certain operations or practices, and/or in material liabilities or regulatory fines, penalties, or other sanctions. Refer to

“Supervision and Regulation” in the Company’s Annual Report on Form
10-K
for additional information regarding data privacy laws and regulations. Any of these outcomes could damage the Company’s reputation and otherwise adversely affect its business.
The Company could lose market share and experience increased costs if it does not effectively develop and implement new technology
The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services, including innovative ways that customers can make payments or manage their accounts, such as through the use of mobile payments, digital wallets or digital currencies. The growth of many of these technologies was accelerated as a result of the
COVID-19
pandemic and the shift to increased digital activity. The Company’s continued success depends, in part, upon its ability to address customer needs by using technology to provide products and services that customers want to adopt and create additional efficiencies in the Company’s operations. When launching a new product or service or introducing a new platform for the delivery of products and services, the Company might not identify or fully appreciate new operational risks arising from those innovations or might fail to implement adequate controls to mitigate those risks. Developing and deploying new technology-driven products and services can also involve costs that the Company may not recover and divert resources away from other product development efforts. The Company may not be able to effectively develop and implement profitable new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry, including because larger competitors may have more resources to spend on developing new technologies or because non-bank
competitors have a lower cost structure and more flexibility, could harm the Company’s competitive position and negatively affect its revenue and profit.
Damage to the Company’s reputation could adversely impact its business and financial results
Reputation risk, or the risk to the Company’s business, earnings and capital from negative public opinion, is inherent in the Company’s business. Negative public opinion about the financial services industry generally or the Company specifically could adversely affect the Company’s ability to keep and attract customers, investors, and employees and could expose the Company to litigation and regulatory action. Negative public opinion can result from the Company’s actual or alleged conduct in any number of activities, including lending practices, cybersecurity breaches, failures to safeguard personal information, discriminating or harassing behavior of employees toward other employees or customers, mortgage servicing and foreclosure practices, compensation practices, sales practices, regulatory compliance, mergers and acquisitions, and actions taken by government regulators and community organizations in response to that conduct. In addition, failure to deliver against environmental, social and governance
(“ESG”) goals and objectives could present reputational and financial harm to the Company. Many of the Company’s stakeholders, including investors, communities, customers, and employees, have increased expectations regarding how corporations are establishing and meeting ESG objectives when considering whether to conduct business with, invest in, or otherwise work with the Company. If the Company is unable to design or execute against business strategies that support ESG initiatives, reputational damage could result, leading to a loss of customers or negative investor sentiment. Although the Company takes steps to minimize reputation risk in dealing with customers and other constituencies, the Company, as a large diversified financial services company with a high industry profile, is inherently exposed to this risk.
The Company’s business and financial performance could be adversely affected, directly or indirectly, by natural disasters, pandemics, terrorist activities, civil unrest or international hostilities
Neither the occurrence nor the potential impact of natural disasters, pandemics, terrorist activities, civil unrest or international hostilities can be predicted. However, these occurrences could impact the Company directly (for example, by interrupting the Company’s systems, which could prevent the Company from obtaining deposits, originating loans and processing and controlling its flow of business; causing significant damage to the Company’s facilities; or otherwise preventing the Company from conducting business in the ordinary course), or indirectly as a result of their impact on the Company’s borrowers, depositors, other customers, vendors or other counterparties (for example, by damaging properties pledged as collateral for the Company’s loans or impairing the ability of certain borrowers to repay their loans). The Company could also suffer adverse consequences to the extent that natural disasters, pandemics, terrorist activities, civil unrest or international hostilities affect the financial markets or the economy in general or in any particular region.
During the
COVID-19
pandemic, the Company experienced significant disruptions to its normal operations, including the temporary closing of branches and a sudden increase in the volume of work-from-home arrangements. In addition, the Company has been indirectly negatively affected by the pandemic’s effects on the Company’s borrowers and other customers, and by its effects on global financial markets. Many of these effects are expected to continue for the duration of the pandemic and could worsen if the pandemic continues to spread or if any vaccines are not effective over the long term (including because of lack of acceptance or because of the emergence of new COVID variants), or if governmental and other responses to the pandemic are ineffective. The
COVID-19
pandemic has caused, and other future natural disasters, pandemics, terrorist activities, civil unrest or international hostilities, may cause, an increase in delinquencies, bankruptcies or defaults that could result in the Company experiencing higher levels of nonperforming assets, net charge-offs and provisions for credit losses.

The United States, and in particular, the Minneapolis/St. Paul metropolitan area following the tragic events that occurred in May 2020, faced a period of significant civil unrest during 2020. Although civil unrest has not materially affected the Company’s businesses to date, similar events could, directly or indirectly, have a material adverse effect on the Company’s operations (for example, by causing shutdowns of branches or working locations of vendors or other counterparties or damaging property pledged as collateral for the Company’s loans).
The Company’s ability to mitigate the adverse consequences of these occurrences is in part dependent on the quality of the Company’s resiliency planning, and the Company’s ability, if any, to anticipate the nature of any such event that occurs. The adverse effects of natural disasters, pandemics, terrorist activities, civil unrest or international hostilities also could be increased to the extent that there is a lack of preparedness on the part of national or regional emergency responders or on the part of other organizations and businesses that the Company transacts with, particularly those that it depends upon, but has no control over. Additionally, both the frequency and severity of some kinds of natural disasters, including wildfires, flooding, tornadoes and hurricanes, have increased, and the Company expects will continue to increase, as a result of climate change.
The Company’s business strategy, operations, financial performance and customers could be materially adversely affected by the impacts related to climate change
There is an increasing concern over the risks of climate change and the impact that climate change may have on the Company and its customers and communities. The physical risks of climate change include increasing average global temperatures, rising sea levels and an increase in the frequency and severity of extreme weather events and natural disasters, including wildfires, floods, tornadoes and hurricanes. Climate shifts and the increasing frequency and severity of natural disasters reduce the Company’s ability to predict accurately the effects of natural disasters. Such disasters could disrupt the Company’s operations or the operations of customers or third parties on which the Company relies. Such disasters could also result in market volatility, negatively impact customers’ ability to pay outstanding loans, damage collateral or result in the deterioration of the value of collateral. Such disasters may also result in reduced availability of insurance, including insurance that protects property pledged as collateral for Company loans, which could negatively affect the Company’s ability to predict credit losses accurately.
Additionally, climate change concerns could result in transition risk. Transition risks could include changes in consumer preferences, new technologies, and additional legislation and regulatory requirements, including those associated with the transition to a low-carbon
economy. These physical risks and transition risks could increase expenses or otherwise adversely impact the Company’s business strategy, operations, financial performance and customers. In particular, new regulations or guidance, or the attitudes of regulators, shareholders and employees regarding climate change, may affect the activities in which the Company engages and the products that the
Company offers. In addition, an increasing perspective that financial institutions, including the Company, play an important role in managing risks related to climate change, including indirectly with respect to their customers, may result in increased pressure on the Company to take additional steps to disclose and manage its climate risks and related lending and other activities. The Company could also experience increased expenses resulting from strategic planning, litigation and technology and market changes, and reputational harm as a result of negative public sentiment, regulatory scrutiny and reduced investor and stakeholder confidence due to the Company’s response to climate change and the Company’s climate change strategy.
Risks associated with climate change are continuing to evolve rapidly, making it difficult to assess the effects of climate change on the Company, and the Company expects that climate change-related risks will continue to evolve and increase over time.
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
The Company expects that its business will remain subject to extensive regulation and supervision and that the level of scrutiny and the enforcement environment may fluctuate over time, based on numerous factors, including changes in the United States presidential administration or one or both houses of Congress and public sentiment regarding financial institutions (which can be influenced by scandals and other incidents that involve participants in the industry). In particular, changes in administration may result in the Company and other large financial institutions becoming subject to increased scrutiny and/or more extensive legal and regulatory requirements than under prior presidential and congressional regimes. In addition, changes in key personnel at the agencies that regulate the Company, including the federal banking regulators, may result in differing interpretations of existing rules and guidelines and potentially more stringent enforcement and more severe penalties than previously experienced. New regulations or modifications to existing regulations and supervisory expectations have increased, and may in the future increase, the Company’s costs over time and necessitate changes to the Company’s existing regulatory compliance and risk management infrastructure. In addition, regulatory changes may reduce the Company’s revenues, limit the types of financial services and products it may offer, alter the investments it makes, affect the manner in which it operates its businesses, increase its litigation and regulatory costs should it fail to appropriately comply with new or modified laws and regulatory requirements, and increase the ability of non-banks
to offer competing financial services and products.
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
Non-compliance
with sanctions laws and/or BSA/AML laws or failure to maintain an adequate BSA/AML compliance program can lead to significant monetary penalties and reputational damage. In addition, federal regulators evaluate the effectiveness of an applicant in combating money laundering when determining whether to approve a proposed bank merger, acquisition, restructuring, or other expansionary activity. There have been a number of significant enforcement actions against banks, broker-dealers and non-bank
financial institutions with respect to sanctions laws and BSA/AML laws, and some have resulted in substantial penalties, including against the Company and U.S. Bank National Association in 2018.
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
Differences in regulation can affect the Company’s ability to compete effectively
The content and application of laws and regulations applicable to financial institutions vary according to the size of the institution, the jurisdictions in which the institution is organized and operates and other factors. Large institutions, such as the Company, often are subject to more stringent regulatory requirements and supervision than smaller institutions. In addition, financial technology companies and other non-bank
competitors may not be subject to the prudential and consumer protection regulatory framework that applies to banks, or may be regulated by a national or state agency that does not have the same regulatory priorities or supervisory requirements as the Company’s regulators. These differences in regulation can impair the Company’s ability to compete effectively with competitors that are less regulated and that do not have similar compliance costs.
Stringent requirements related to capital and liquidity have been adopted by United States banking regulators that may limit the Company’s ability to return earnings to shareholders or operate or invest in its business
United States banking regulators have adopted stringent capital- and liquidity-related standards applicable to larger banking organizations, including the Company. The rules require banks to hold more and higher quality capital as well as sufficient unencumbered liquid assets to meet certain stress scenarios defined by regulation. In November 2019, the federal banking regulators adopted two final rules (the “Tailoring Rules”) that revised the criteria for determining the applicability of regulatory capital and liquidity requirements for large United States banking organizations, including the Company and U.S. Bank National Association, and that tailored the application of the Federal

Reserve’s enhanced prudential standards to large banking organizations. Although the Tailoring Rules and other recent changes to capital- and liquidity-related rules generally have simplified the regulatory framework applicable to the Company, future changes to the implementation of these rules including the common equity tier 1 capital conservation buffer, or additional capital- and liquidity-related rules, could require the Company to take further steps to increase its capital, increase its investment security holdings, divest assets or operations, or otherwise change aspects of its capital and/or liquidity measures, including in ways that may be dilutive to shareholders or could limit the Company’s ability to pay common stock dividends, repurchase its common stock, invest in its businesses or provide loans to its customers.
The effects of the
COVID-19
pandemic and actions by the Federal Reserve have in the past limited and may in the future limit capital distributions, including suspension of the Company’s share repurchase program or reduction or suspension of the Company’s common stock dividend.
Additional capital and liquidity requirements may be imposed in the future. In December 2017, the Basel Committee finalized a package of revisions to the Basel III framework (commonly referred to as “Basel IV”). The changes are meant to improve the calculation of risk-weighted assets and the comparability of capital ratios. Federal banking regulators are expected to undertake rule-makings in future years to implement these revisions in the United States. The ultimate impact of revisions to the Basel III–based framework in the United States on the Company’s capital and liquidity will depend on the final rule-makings and the implementation process thereafter.
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
Since 2020, many financial institutions, including the Company, have received regulatory and governmental inquiries regarding participation directly or on behalf of customers and clients in United States government programs designed to support individuals, households and businesses impacted by the economic disruptions caused by the
COVID-19
pandemic. The Company’s participation in these and other programs used in response to the
COVID-19
pandemic may lead to additional government and regulatory inquiries and litigation in the future, any of which could negatively impact the Company’s business, reputation, financial condition and results of operations.
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

The Company reserves for credit losses by establishing an allowance through a charge to earnings to provide for loan defaults and nonperformance. The Company’s allowance for loan losses is compliant with the CECL methodology, which is based on the portfolio’s historical loss experience, an evaluation of the risks associated with its loan portfolio, including the size and composition of the loan portfolio, current and foreseeable economic conditions and borrower and collateral quality. These conditions inform the Company’s expected lifetime loss estimates of the portfolio, which is the foundation for the allowance for credit losses. These forecasts and estimates require difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of the Company’s borrowers to repay their loans. The Company may not be able to accurately predict these economic conditions and/or some or all of their effects, which may, in turn, negatively impact the reliability of the process. The Company also makes loans to borrowers where it does not have or service the loan with the first lien on the property securing its loan. For loans in a junior lien position, the Company may not have access to information on the position or performance of the first lien when it is held and serviced by a third party, which may adversely affect the accuracy of the loss estimates for loans of these types. Increases in the Company’s allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect its financial results. In addition, the Company’s ability to assess the creditworthiness of its customers may be impaired if the models and approaches it uses to select, manage, and underwrite its customers become less predictive of future behaviors.
A concentration of credit and market risk in the Company’s loan portfolio could increase the potential for significant losses
The Company may have higher credit risk, or experience higher credit losses, to the extent its loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral. For example, the Company’s credit risk and credit losses can increase if borrowers who engage in similar activities are uniquely or disproportionately affected by economic or market conditions, or by regulation, such as regulation related to climate change. Deterioration in economic conditions or real estate values in states or regions where the Company has relatively larger concentrations of residential or commercial real estate could result in higher credit costs. For example, once the Company’s expected acquisition of MUFG Union Bank closes, deterioration in real estate values and underlying economic conditions in California could result in significantly higher credit losses to the Company.
Changes in interest rates can impact the value of the Company’s mortgage servicing rights and mortgages held for sale, and can make its mortgage banking revenue volatile from quarter to quarter, which can reduce its earnings
The Company has a portfolio of MSRs, which is the right to service a mortgage loan—collect principal, interest and escrow amounts—for a fee, with a fair value of $3.0 billion as of December 31, 2021. The Company initially carries its MSRs using a fair value measurement of the present value of the estimated future net servicing income, which includes assumptions about the likelihood of prepayment by borrowers. Changes in interest rates can affect prepayment assumptions and thus fair value. When interest rates fall, prepayments tend to increase as borrowers refinance, and the fair value of MSRs can decrease, which in turn reduces the Company’s earnings. Further, it is possible that, because of economic conditions and/or a weak or deteriorating housing market, even when interest rates fall or remain low, mortgage originations may fall or any increase in mortgage originations may not be enough to offset the decrease in the MSRs’ value caused by the lower rates.
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
The adoption and rapid growth of new technologies, including cryptocurrencies and blockchain and other distributed ledger technologies, have required the Company to invest resources to adapt its systems, products and services, and it expects to continue to make similar investments. In addition, technology has lowered barriers to entry and made it possible for non-banks
to offer products and services, such as loans and payment services, that traditionally were banking products, and made it possible for technology companies to compete with financial institutions in providing electronic, internet-based, and mobile phone–based financial solutions. Competition with non-banks,
including technology companies, to provide financial products and services is intensifying. In particular, the activity of financial technology companies (“fintechs”) has grown significantly over recent years and is expected to continue to grow. Fintechs have and may continue to offer bank or bank-like products. For example, a number of fintechs have applied for bank or industrial loan charters, which, in some cases, have been granted. In addition, other fintechs have partnered with existing banks to allow them to offer deposit products or payment services to their customers. Many of these companies, including the Company’s competitors, have fewer regulatory constraints, and some have lower cost structures, in part due to lack of physical structures. Also, the potential need to adapt to industry changes in information technology systems, on which the Company and financial services industry are highly dependent, could present operational issues and require capital spending. The Company’s ability to compete successfully depends on a number of factors, including, among others, its ability to develop and execute strategic plans and initiatives; developing, maintaining and building long-term customer relationships based on quality service, competitive prices, high ethical standards and safe, sound assets; and industry and general economic trends. A failure to compete effectively could contribute to downward price pressure on the Company’s products or services or a loss of market share.
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
In July 2021, the United States presidential administration issued an executive order on competition, which included provisions relating to bank mergers. These provisions encourage the Department of Justice and the federal banking regulators to update guidelines on banking mergers and to provide more scrutiny of bank mergers. A number of large bank deals that were pending at the time of the executive order have not yet obtained approval, or obtained approval on an extended time frame. The Company is unable to predict what impact the executive order or any updated guidelines on banking mergers the Department of Justice or federal banking regulators may implement will have on the timing of or ability to obtain regulatory approvals of mergers, including its pending acquisition of MUFG Union Bank. In addition, changes in personnel at the Company’s federal banking regulators or shifts in public or Congressional sentiment regarding bank mergers could result in additional requirements on, or scrutiny of, bank mergers, any of which could make it more difficult for banking organizations to obtain merger approvals. The Company is unable to predict the nature or scope of any such changes, any of which could adversely affect its business or the approval of its pending acquisition of MUFG Union Bank.
If the Company’s pending acquisition of MUFG Union Bank is not completed for any reason, the Company’s ongoing business may be adversely affected and, without realizing any of the benefits of having completed the merger, the Company would be subject to a number of risks. These risks include potential negative reactions from the financial markets or the Company’s customers, including negative effects on the Company’s stock price or reputation. In addition, the Company will have incurred substantial expenses relating to the merger, including legal, accounting, and other fees, whether or not the merger is completed, and the Company’s management will have devoted substantial time and resources to the merger that would otherwise have been devoted to other opportunities that may have been more beneficial for the Company.
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

Accounting and Tax Risk
The Company’s reported financial results depend on management’s selection of accounting methods and certain assumptions and estimates, which, if incorrect, could cause unexpected losses in the future
The Company’s accounting policies and methods are fundamental to how the Company records and reports its financial condition and results of operations. The Company’s management must exercise judgment in selecting and applying many of these accounting policies and methods, so they comply with generally accepted accounting principles and reflect management’s judgment regarding the most appropriate manner to report the Company’s financial condition and results of operations. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances, yet might result in the Company’s reporting materially different results than would have been reported under a different alternative.
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
COVID-19
has had significant effects on labor and employment, including heightened pressures on employers to increase compensation and provide work-from-home and other flexible working arrangements. During the
COVID-19
pandemic, employees have shifted their focus to expectations that extend beyond compensation, including better work-life balance, improved advancement opportunities and improved training, and many businesses, including the Company, have experienced higher rates of turnover as a result of such changes. The Company’s ability to compete successfully for talent has been and may continue to be affected by its ability to adapt quickly to such shifts in employee focus, and there is no assurance that these developments will not cause increased turnover or impede the Company’s ability to retain and attract the highest caliber employees.
A downgrade in the Company’s credit ratings could have a material adverse effect on its liquidity, funding costs and access to capital markets
The Company’s credit ratings, which are subject credit agencies’ ongoing review of a number of factors, including factors not within the Company’s control, are important to the Company’s liquidity. A reduction in one or more of the Company’s credit ratings could adversely affect its liquidity, increase its funding costs or limit its access to the capital markets. Further, a downgrade could decrease the number of investors and counterparties willing or able, contractually or otherwise, to do business with or lend to the Company, thereby adversely affecting the Company’s competitive position. There can be no assurance that the Company will maintain its current ratings and outlooks.
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

Managing Committee
Andrew Cecere
Mr. Cecere is Chairman, President and Chief Executive Officer of U.S. Bancorp. Mr. Cecere, 61, has served as President of U.S. Bancorp since January 2016, Chief Executive Officer since April 2017 and Chairman since April 2018. He also served as Vice Chairman and Chief Operating Officer from January 2015 to January 2016 and was U.S. Bancorp’s Vice Chairman and Chief Financial Officer from February 2007 until January 2015. Until that time, he served as Vice Chairman, Wealth Management and Investment Services, of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001. Previously, he had served as an executive officer of the former U.S. Bancorp, including as Chief Financial Officer from May 2000 through February 2001.
Elcio R.T. Barcelos
Mr. Barcelos is Senior Executive Vice President and Chief Human Resources Officer of U.S. Bancorp. Mr. Barcelos, 51, has served in this position since joining U.S. Bancorp in September 2020. From April 2018 until August 2020, he served as Senior Vice President and Chief People and Places Officer of the Federal National Mortgage Association (Fannie Mae), having served as Senior Vice President, Human Resources of the DXC Technology Company from April 2017 to March 2018. Previously, Mr. Barcelos served as Senior Vice President and Head of Human Resources for the Enterprise Services business of Hewlett Packard Enterprise Company from June 2015 to April 2017, and in other human resources senior leadership positions at Hewlett-Packard Company and Hewlett Packard Enterprise Company from July 2009 to June 2015. He previously served in various leadership roles at Wells Fargo and Bank of America.
James L. Chosy
Mr. Chosy is Senior Executive Vice President and General Counsel of U.S. Bancorp. Mr. Chosy, 58, has served in this position since March 2013. He also served as Corporate Secretary of U.S. Bancorp from March 2013 until April 2016. From 2001 to 2013, he served as the General Counsel and Secretary of Piper Jaffray Companies. From 1995 to 2001, Mr. Chosy was Vice President and Associate General Counsel of U.S. Bancorp, having also served as Assistant Secretary of U.S. Bancorp from 1995 through 2000 and as Secretary from 2000 until 2001.
Gregory G. Cunningham
Mr. Cunningham is Senior Executive Vice President and Chief Diversity Officer of U.S. Bancorp. Mr. Cunningham, 58, has served in this position since July 2020. From July 2019 until July 2020, he served as Senior Vice President and Chief Diversity
Officer of U.S. Bancorp, having served as Vice President of Customer Engagement of U.S. Bancorp from October 2015, when he joined U.S. Bancorp, until July 2019. Previously, Mr. Cunningham served in various roles in the marketing department of Target Corporation from January 1998 until March 2015.
Terrance R. Dolan
Mr. Dolan is Vice Chair and Chief Financial Officer of U.S. Bancorp. Mr. Dolan, 60, has served in this position since August 2016. From July 2010 to July 2016, he served as Vice Chair, Wealth Management and Investment Services, of U.S. Bancorp. From September 1998 to July 2010, Mr. Dolan served as U.S. Bancorp’s Controller. He additionally held the title of Executive Vice President from January 2002 until June 2010 and Senior Vice President from September 1998 until January 2002.
Gunjan Kedia
Ms. Kedia is Vice Chair, Wealth Management and Investment Services, of U.S. Bancorp. Ms. Kedia, 51, has served in this position since joining U.S. Bancorp in December 2016. From October 2008 until May 2016, she served as Executive Vice President of State Street Corporation where she led the core investment servicing business in North and South America and served as a member of State Street’s management committee, its senior most strategy and policy committee. Previously, Ms. Kedia was an Executive Vice President of global product management at Bank of New York Mellon from 2004 to 2008 and a Partner and associate at McKinsey from 1996 to 2004.
James B. Kelligrew
Mr. Kelligrew is Vice Chair, Corporate and Commercial Banking, of U.S. Bancorp. Mr. Kelligrew, 56, has served in this position since January 2016. From March 2014 until December 2015, he served as Executive Vice President, Fixed Income and Capital Markets, of U.S. Bancorp, having served as Executive Vice President, Credit Fixed Income, of U.S. Bancorp from May 2009 to March 2014. Prior to that time, he held various leadership positions with Wells Fargo Securities from 2003 to 2009.
Shailesh M. Kotwal
Mr. Kotwal is Vice Chair, Payment Services, of U.S. Bancorp. Mr. Kotwal, 57, has served in this position since joining U.S. Bancorp in March 2015. From July 2008 until May 2014, he served as Executive Vice President of TD Bank Group with responsibility for retail banking products and services and as Chair of its enterprise payments council. From 2006 until 2008, he served as President, International, of eFunds Corporation. Previously, Mr. Kotwal served in various leadership roles at American Express Company from 1989 until 2006, including responsibility for operations in North and South America, Europe and the Asia-Pacific regions.

Katherine B. Quinn
Ms. Quinn is Vice Chair and Chief Administrative Officer of U.S. Bancorp. Ms. Quinn, 57, has served in this position since April 2017. From September 2013 to April 2017, she served as Executive Vice President and Chief Strategy and Reputation Officer of U.S. Bancorp and has served on U.S. Bancorp’s Managing Committee since January 2015. From September 2010 until January 2013, she served as Chief Marketing Officer of WellPoint, Inc. (now known as Anthem, Inc.), having served as Head of Corporate Marketing of WellPoint from July 2005 until September 2010.
Jodi L. Richard
Ms. Richard is Vice Chair and Chief Risk Officer of U.S. Bancorp. Ms. Richard, 53, has served in this position since October 2018. She served as Executive Vice President and Chief Operational Risk Officer of U.S. Bancorp from January 2018 until October 2018, having served as Senior Vice President and Chief Operational Risk Officer from 2014 until January 2018. Prior to that time, Ms. Richard held various senior leadership roles at HSBC from 2003 until 2014, including Executive Vice President and Head of Operational Risk and Internal Control at HSBC North America from 2008 to 2014. Ms. Richard started her career at the Office of the Comptroller of the Currency in 1990 as a national bank examiner.
Mark G. Runkel
Mr. Runkel is Senior Executive Vice President and Chief Transformation Officer of U.S. Bancorp. Mr. Runkel, 45, has served in this position since August 2021. From December 2013 to August 2021, he served as Senior Executive Vice President and Chief Credit Officer. From February 2011 until December 2013, he served as Senior Vice President and Credit Risk Group Manager of U.S. Bancorp Retail and Payment Services Credit Risk Management, having served as Senior Vice President and Risk Manager of U.S. Bancorp Retail and Small Business Credit
Risk Management from June 2009 until February 2011. From March 2005 until May 2009, he served as Vice President and Risk Manager of U.S. Bancorp.
Dominic V. Venturo
Mr. Venturo is Senior Executive Vice President and Chief Digital Officer of U.S. Bancorp. Mr. Venturo, 55, has served in this position since July 2020. From January 2015 until July 2020, he served as Executive Vice President and Chief Innovation Officer of U.S. Bancorp, having served as Senior Vice President and Chief Innovation Officer of U.S. Bancorp Payment Services from January 2010 until January 2015. From January 2007 to December 2009, Mr. Venturo served as Senior Vice President and Chief Innovation Officer of U.S. Bancorp Retail Payment Solutions. Prior to that time, he served as Senior Vice President and held product management positions in various U.S. Bancorp Payment Services business lines from December 1998 to December 2006.
Jeffry H. von Gillern
Mr. von Gillern is Vice Chair, Technology and Operations Services, of U.S. Bancorp. Mr. von Gillern, 56, has served in this position since July 2010. From April 2001, when he joined U.S. Bancorp, until July 2010, Mr. von Gillern served as Executive Vice President of U.S. Bancorp, additionally serving as Chief Information Officer from July 2007 until July 2010.
Timothy A. Welsh
Mr. Welsh is Vice Chair, Consumer and Business Banking, of U.S. Bancorp. Mr. Welsh, 56, has served in this position since March 2019. Prior to that, he served as Vice Chair, Consumer Banking Sales and Support since joining U.S. Bancorp in July 2017. From July 2006 until June 2017, he served as a Senior Partner at McKinsey & Company where he specialized in financial services and the consumer experience. Previously, Mr. Welsh served as a Partner at McKinsey from 1999 to 2006.

Directors

Andrew Cecere
1
,3,7
Chairman, President and Chief Executive Officer
U.S. Bancorp
Warner L. Baxter
2,4
Executive Chairman and Former Chairman,
President and Chief Executive Officer
Ameren Corporation
(Energy)
Dorothy J. Bridges
1,6,7
Former Senior Vice President
Federal Reserve Bank of Minneapolis
(Government)
Elizabeth L. Buse
2,3
Former Chief Executive Officer
Monitise PLC
(Financial services)
Kimberly N. Ellison-Taylor
2,6
Founder and Chief Executive Officer
KET Solutions, LLC
(Technology)
Kimberly J. Harris
1,3,5
Retired President and Chief Executive Officer
Puget Energy, Inc.
(Energy)
Roland A. Hernandez
1,3,5
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

