Form 10-K, Exhibit 13
period 2022-12-31
US BANCORP \DE\
filed 2023-02-27
CIK 36104

Exhibit 13
The following pages discuss in detail the financial results we achieved in 2022 — results that reflect how we are creating the future now.
The following information appears in accordance with the Private Securities Litigation Reform Act of 1995:

This report contains forward-looking statements about U.S. Bancorp. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements and are based on the information available to, and assumptions and estimates made by, management as of the date hereof. These forward-looking statements cover, among other things, future economic conditions and the anticipated future revenue, expenses, financial condition, asset quality, capital and liquidity levels, plans, prospects and operations of U.S. Bancorp. Forward-looking statements often use words such as “anticipates,” “targets,” “expects,” “hopes,” “estimates,” “projects,” “forecasts,” “intends,” “plans,” “goals,” “believes,” “continue” and other similar expressions or future or conditional verbs such as “will,” “may,” “might,” “should,” “would” and “could.”
Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those set forth in forward-looking statements, including the following risks and uncertainties:

•
Deterioration in general business and economic conditions or turbulence in domestic or global financial markets, which could adversely affect U.S. Bancorp’s revenues and the values of its assets and liabilities, reduce the availability of funding to certain financial institutions, lead to a tightening of credit, and increase stock price volatility;

•
Changes to statutes, regulations, or regulatory policies or practices, including capital and liquidity requirements, and the enforcement and interpretation of such laws and regulations, and U.S. Bancorp’s ability to address or satisfy those requirements and other requirements or conditions imposed by regulatory entities;

•	Changes in interest rates;

•	Increases in unemployment rates;

•	Deterioration in the credit quality of its loan portfolios or in the value of the collateral securing those loans;

•	Risks related to originating and selling mortgages, including repurchase and indemnity demands, and related to U.S. Bancorp’s role as a loan servicer;

•	Impacts of current, pending or future litigation and governmental proceedings;

•	Increased competition from both banks and non-banks;

•	Effects of climate change and related physical and transition risks;

•	Changes in customer behavior and preferences and the ability to implement technological changes to respond to customer needs and meet competitive demands;

•	Breaches in data security;

•	Failures or disruptions in or breaches of U.S. Bancorp’s operational or security systems or infrastructure, or those of third parties;

•	Failures to safeguard personal information;

•	Impacts of pandemics, including the COVID-19 pandemic, natural disasters, terrorist activities, civil unrest, international hostilities and geopolitical events;

•	Impacts of supply chain disruptions, rising inflation, slower growth or a recession;
•	Failure to execute on strategic or operational plans;

•	Effects of mergers and acquisitions and related integration;

•	Effects of critical accounting policies and judgments;

•	Effects of changes in or interpretations of tax laws and regulations;

•	Management’s ability to effectively manage credit risk, market risk, operational risk, compliance risk, strategic risk, interest rate risk, liquidity risk and reputation risk; and

•	The risks and uncertainties more fully discussed in the section entitled “Risk Factors” of this report.
In addition, U.S. Bancorp’s acquisition of MUFG Union Bank presents risks and uncertainties, including, among others: the risk that the cost savings, any revenue synergies and other anticipated benefits of the acquisition may not be realized or may take longer than anticipated to be realized; and the possibility that the combination of MUFG Union Bank with U.S. Bancorp, including the integration of MUFG Union Bank, may be more costly or difficult to complete than anticipated or have unanticipated adverse results.
In addition, factors other than these risks also could adversely affect U.S. Bancorp’s results, and the reader should not consider these risks to be a complete set of all potential risks or uncertainties. Readers are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date hereof, and U.S. Bancorp undertakes no obligation to update them in light of new information or future events.

22	Management’s Discussion and Analysis

	22	Overview

	24	Statement of Income Analysis

	28	Balance Sheet Analysis

	35	Corporate Risk Profile

		35	Overview

		36	Credit Risk Management

		48	Residual Value Risk Management

		48	Operational Risk Management

		49	Compliance Risk Management

		49	Interest Rate Risk Management

		51	Market Risk Management

		52	Liquidity Risk Management

		55	Capital Management

	56	Line of Business Financial Review

	59	Non-GAAP Financial Measures

	62	Accounting Changes

	62	Critical Accounting Policies

	64	Controls and Procedures

65	Reports of Management and Independent Accountants

70	Consolidated Financial Statements and Notes

138	Consolidated Daily Average Balance Sheet and Related Yields and Rates

139	Supplemental Financial Data

140	Company Information

156	Managing Committee

158	Directors

Management’s Discussion and Analysis
Overview

In 2022, U.S. Bancorp and its subsidiaries (the “Company”) continued to demonstrate financial strength and a diversified business model by maintaining sound credit quality and a strong capital and liquidity position, while continuing to invest in key business initiatives to drive growth in the future.
MUFG Union Bank Acquisition
 On December 1, 2022, the Company acquired MUFG Union Bank N.A.’s core regional banking franchise (“MUB”) from Mitsubishi UFJ Financial Group, Inc. Pursuant to the terms of a previously announced Share Purchase Agreement, the Company acquired all of the issued and outstanding shares of common stock of MUB for a purchase price consisting of $5.5 billion in cash and approximately 44 million shares of the Company’s common stock. The Company also received additional MUB capital of $3.5 billion upon completion of the acquisition. The additional capital received is held at the MUB subsidiary and required to be repaid to Mitsubishi UFJ Financial Group, Inc. on or prior to the fifth anniversary date of the completion of the purchase, in accordance with the terms of the Share Purchase Agreement. As such, it is recognized as debt at the parent company. The transaction excludes the purchase of substantially all of MUB’s Global Corporate & Investment Bank (other than certain deposits), certain middle and back-office functions, and other assets. MUB operates approximately 300 branches in California, Washington and Oregon. The Company’s 2022 results reflect MUB’s operations for the month of December 2022, and the Company’s balance sheet as of December 31, 2022 includes MUB’s balances acquired or assumed in the transaction, including $81.4 billion in total assets, $53.1 billion of loans and $82.0 billion of deposits. As of the date of acquisition, MUB is a wholly-owned subsidiary of the Company and an affiliate of U.S. Bank National Association (“USBNA”), the Company’s primary banking subsidiary. The Company expects to merge MUB into USBNA in connection with the conversion of MUB customers and systems to the USBNA platform over Memorial Day weekend in 2023.
Financial Performance
 The Company earned $5.8 billion in 2022, or $3.69 per diluted common share, compared with $8.0 billion, or $5.10 per diluted common share in 2021. Financial performance for 2022, compared with 2021, included the following:

•	Net interest income increased $2.2 billion (17.8 percent) due to the impact of rising rates on earnings assets and growth in average loan and investment securities balances, partially offset by deposit pricing and changes in funding mix;

•	Noninterest income decreased $771 million (7.5 percent) primarily due to lower mortgage banking revenue, and lower other noninterest income driven by the impact of interest rate economic hedges related to the MUB acquisition, partially offset by higher trust and investment management fees and payment services revenue;

•	Noninterest expense increased $1.2 billion (8.6 percent), reflecting operating expenses and merger and integration charges related to the MUB acquisition, along with increases in compensation and employee benefits expense, marketing and business development expense and other noninterest expense;
•	The provision for credit losses increased $3.2 billion, driven by the impact of loan growth and increasing economic uncertainty, as well as the initial provision for credit losses related to the MUB acquisition and the provision impact of balance sheet repositioning and capital management actions taken in 2022 in connection with the acquisition;

•	Average loans increased $36.6 billion (12.3 percent) primarily due to higher average commercial loans and residential mortgages, including the impact of the MUB acquisition; and

•	Average deposits increased $28.1 billion (6.5 percent), driven by increases in average total savings deposits and time deposits including the impact of the MUB acquisition, partially offset by a decrease in average noninterest bearing deposits.
Credit Quality
 The Company continues to maintain strong credit quality as it prudently manages credit underwriting.

•	The allowance for credit losses was $7.4 billion at December 31, 2022, an increase of $1.2 billion compared with December 31, 2021. The increase included the impacts of the MUB acquisition, along with loan growth and increased economic uncertainty.

•	Nonperforming assets were $1.0 billion at December 31, 2022, an increase of $138 million compared with December 31, 2021. The increase was driven by acquired balances related to the MUB acquisition, partially offset by decreases in nonperforming loans in the legacy portfolio.

•	Net charge-offs were $1.1 billion in 2022, an increase of $381 million compared with 2021. The increase reflected approximately $179 million related to the purchase accounting treatment for acquired MUB loans, as well as the impact related to balance sheet repositioning and capital management actions taken during 2022 in connection with the acquisition.
Capital Management
 At December 31, 2022, all of the Company’s regulatory capital ratios exceeded regulatory “well-capitalized” requirements.

•	The Company’s common equity tier 1 capital ratio was 8.4 percent at December 31, 2022.

•	During 2022, the Company announced a 4.3 percent increase in the quarterly dividend rate per common share.
The Company’s financial strength, diversified business model and strong credit quality position it well for 2023. Economic uncertainty in both the domestic and global economies currently exists. The Company’s business model is resilient due to disciplined credit underwriting standards and robust risk management infrastructure. The Company remains focused on prudent balance sheet growth and the prudent allocation of capital to lines of business and products best served to deliver on its strategic vision. The Company’s growth strategy is focused on creating value for its customers, communities and shareholders, which will allow it to continue to generate industry-leading performance.

TABLE 1	Selected Financial Data

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2022	2021	2020
Condensed Income Statement
Net interest income	$14,728	$12,494	$12,825
Taxable-equivalent adjustment (a)	118	106	99

Net interest income (taxable-equivalent basis) (b)	14,846	12,600	12,924
Noninterest income	9,456	10,227	10,401

Total net revenue	24,302	22,827	23,325
Noninterest expense	14,906	13,728	13,369
Provision for credit losses	1,977	(1,173)	3,806

Income before taxes	7,419	10,272	6,150
Income taxes and taxable-equivalent adjustment	1,581	2,287	1,165

Net income	5,838	7,985	4,985
Net (income) loss attributable to noncontrolling interests	(13)	(22)	(26)

Net income attributable to U.S. Bancorp	$5,825	$7,963	$4,959

Net income applicable to U.S. Bancorp common shareholders	$5,501	$7,605	$4,621

Per Common Share
Earnings per share	$3.69	$5.11	$3.06
Diluted earnings per share	3.69	5.10	3.06
Dividends declared per share	1.88	1.76	1.68
Book value per share (c)	28.71	32.71	31.26
Market value per share	43.61	56.17	46.59
Average common shares outstanding	1,489	1,489	1,509
Average diluted common shares outstanding	1,490	1,490	1,510
Financial Ratios
Return on average assets	.98%	1.43%	.93%
Return on average common equity	12.6	16.0	10.0
Net interest margin (taxable-equivalent basis) (a)	2.72	2.49	2.68
Efficiency ratio (b)	61.4	60.4	57.8
Net charge-offs as a percent of average loans outstanding	.32	.23	.58
Average Balances
Loans	$333,573	$296,965	$307,269
Loans held for sale	3,829	8,024	6,985
Investment securities (d)	169,442	154,702	125,954
Earning assets	545,343	506,141	481,402
Assets	592,149	556,532	531,207
Noninterest-bearing deposits	120,394	127,204	98,539
Deposits	462,384	434,281	398,615
Short-term borrowings	25,740	14,774	19,182
Long-term debt	33,114	36,682	44,040
Total U.S. Bancorp shareholders’ equity	50,416	53,810	52,246
Period End Balances
Loans	$388,213	$312,028	$297,707
Investment securities	161,650	174,821	136,840
Assets	674,805	573,284	553,905
Deposits	524,976	456,083	429,770
Long-term debt	39,829	32,125	41,297
Total U.S. Bancorp shareholders’ equity	50,766	54,918	53,095
Asset Quality
Nonperforming assets	$1,016	$878	$1,298
Allowance for credit losses	7,404	6,155	8,010
Allowance for credit losses as a percentage of period-end loans	1.91%	1.97%	2.69%
Capital Ratios
Common equity tier 1 capital	8.4%	10.0%	9.7%
Tier 1 capital	9.8	11.6	11.3
Total risk-based capital	11.9	13.4	13.4
Leverage	7.9	8.6	8.3
Total leverage exposure	6.4	6.9	7.3
Tangible common equity to tangible assets (b)	4.5	6.8	6.9
Tangible common equity to risk-weighted assets (b)	6.0	9.2	9.5
Common equity tier 1 capital to risk-weighted assets, reflecting the full implementation of the current expected credit losses methodology (b)	8.1	9.6	9.3
(a)	Based on a federal income tax rate of 21 percent for those assets and liabilities whose income or expense is not included for federal income tax purposes.
(b)	See Non-GAAP Financial Measures beginning on page 59.
(c)	Calculated as U.S. Bancorp common shareholders’ equity divided by common shares outstanding at end of the period.
(d)
Excludes unrealized gains and losses on
available-for-sale
investment securities and any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale
to
held-to-maturity.

Earnings Summary
The Company reported net income attributable to U.S. Bancorp of $5.8 billion in 2022, or $3.69 per diluted common share, compared with $8.0 billion, or $5.10 per diluted common share, in 2021. Return on average assets and return on average common equity were 0.98 percent and 12.6 percent, respectively, in 2022, compared with 1.43 percent and 16.0 percent, respectively, in 2021. The results for 2022 included the impact of the 2022 acquisition of MUB. The transaction closed on December 1, 2022 and results reflect one month of operating results of MUB including $255 million of net interest income, $47 million of fee income and $221 million of noninterest expense. In addition, the results for 2022 included the impact of certain actions directly related to the acquisition, including $399 million of losses primarily related to interest rate economic hedges, entered into after regulatory approval for the acquisition was obtained, to manage the impact of interest rate volatility on capital prior to closing the transaction, $329 million of merger and integration charges, and $791 million of provision for credit losses related to acquired loans and balance sheet repositioning and capital management actions taken in the fourth quarter of 2022 in connection with the acquisition. Combined, these items decreased 2022 diluted earnings per common share by $0.76.
Total net revenue for 2022 was $1.5 billion (6.5 percent) higher than 2021, reflecting a 17.9 percent increase in net interest income (17.8 percent on a taxable-equivalent basis) and a 7.5 percent decrease in noninterest income. The increase in net interest income from the prior year was due to the impact of rising rates on earning assets and strong growth in average loan and investment securities balances, partially offset by deposit pricing and changes in funding mix. The reduction in noninterest income reflected lower mortgage banking revenue due to a decline in refinancing activities, and lower other noninterest income driven by the impact of interest rate economic hedges related to the MUB acquisition, partially offset by higher trust and investment management fees and payment services revenue.
Noninterest expense in 2022 was $1.2 billion (8.6 percent) higher than 2021, reflecting operating expenses and merger and integration charges related to the MUB acquisition, as well as increases in legacy compensation and employee benefits expense, marketing and business development expense and other noninterest expense.
Results for 2021 Compared With 2020
For discussion related to changes in financial condition and results of operations for 2021 compared with 2020, refer to “Management’s Discussion and Analysis” in the Company’s Annual Report for the year ended December 31, 2021, included as Exhibit 13 to the Company’s Form 10-K filed with the Securities and Exchange Commission on February 22, 2022.
Statement of Income Analysis
Net Interest Income
Net interest income, on a taxable-equivalent basis, was $14.8 billion in 2022, compared with $12.6 billion in 2021. The $2.2 billion (17.8 percent) increase in net interest income, on a taxable-equivalent basis, in 2022 compared with 2021, was primarily due to the impact of rising interest rates on earning assets, strong growth in loan and investment securities balances and the impact of loans and investment securities acquired related to MUB partially offset by deposit pricing and changes in funding mix. Average earning assets were $39.2 billion (7.7 percent) higher in 2022, compared with 2021, reflecting increases in loans and investment securities, partially offset by a decrease in interest-bearing deposits with banks. The net interest margin, on a taxable-equivalent basis, in 2022 was 2.72 percent, compared with 2.49 percent in 2021. The increase in the net interest margin in 2022, compared with 2021, was due to the impact of higher rates on earning assets, partially offset by deposit pricing and short-term borrowing costs given the rise in short-term interest rates. Refer to the “Interest Rate Risk Management” section for further information on the sensitivity of the Company’s net interest income to changes in interest rates.
Average total loans were $333.6 billion in 2022, compared with $297.0 billion in 2021. The $36.6 billion (12.3 percent) increase was due to growth in all loan classes, including a $4.6 billion impact related to the MUB acquisition. Average commercial loans increased $20.9 billion (20.4 percent), primarily due to higher utilization driven by working capital needs of corporate customers, slower payoffs given higher volatility in the capital markets, as well as core growth. Average residential mortgages increased $10.1 billion (13.6 percent) driven by slower refinance activity, along with the impact related to the MUB acquisition. Average commercial real estate loans increased $2.3 billion (6.0 percent), primarily the result of reduced payoff activity and MUB balances. Average credit card loans increased $1.8 billion (8.5 percent) primarily due to increased consumer spending, account growth and lower payment rates. Average other retail loans increased $1.4 billion (2.4 percent), driven by higher auto and recreational vehicle loans, partially offset by lower retail leasing balances.

TABLE 2	Analysis of Net Interest Income (a)

Year Ended December 31 (Dollars in Millions)	2022	2021	2020	2022 v 2021	2021 v 2020
Components of Net Interest Income
Income on earning assets (taxable-equivalent basis)	$18,066	$13,593	$14,942	$4,473	$(1,349)
Expense on interest-bearing liabilities (taxable-equivalent basis)	3,220	993	2,018	2,227	(1,025)
Net interest income (taxable-equivalent basis) (b)	$14,846	$12,600	$12,924	$2,246	$(324)
Net interest income, as reported	$14,728	$12,494	$12,825	$2,234	$(331)
Average Yields and Rates Paid
Earning assets yield (taxable-equivalent basis)	3.31%	2.69%	3.10%	.62%	(.41)%
Rate paid on interest-bearing liabilities (taxable-equivalent basis)	.80	.28	.56	.52	(.28)
Gross interest margin (taxable-equivalent basis)	2.51%	2.41%	2.54%	.10%	(.13)%
Net interest margin (taxable-equivalent basis)	2.72%	2.49%	2.68%	.23%	(.19)%
Average Balances
Investment securities (c)	$169,442	$154,702	$125,954	$14,740	$28,748
Loans	333,573	296,965	307,269	36,608	(10,304)
Earning assets	545,343	506,141	481,402	39,202	24,739
Noninterest-bearing deposits	120,394	127,204	98,539	(6,810)	28,665
Interest-bearing deposits	341,990	307,077	300,076	34,913	7,001
Total deposits	462,384	434,281	398,615	28,103	35,666
Interest-bearing liabilities	400,844	358,533	363,298	42,311	(4,765)
(a)	Interest and rates are presented on a fully taxable-equivalent basis based on a federal income tax rate of 21 percent.
(b)	See Non-GAAP Financial Measures beginning on page 59.
(c)
Excludes unrealized gains and losses on
available-for-sale
investment securities and any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale
to
held-to-maturity.

Average investment securities in 2022 were $14.7 billion (9.5 percent) higher than in 2021, primarily due to purchases of mortgage-backed and U.S. Treasury securities, net of prepayments, sales and maturities in the legacy portfolio, along with the $1.2 billion impact of the MUB acquisition.
Average total deposits for 2022 were $28.1 billion (6.5 percent) higher than 2021, including the $7.2 billion impact of the MUB acquisition. Average total savings deposits were $28.8 billion (10.2 percent) higher in 2022, compared with 2021, driven by increases in Corporate and Commercial Banking, and Consumer and Business Banking balances, partially offset by decreases in Wealth Management and Investment Services balances. Average time deposits for 2022 were $6.1 billion (24.8 percent) higher than 2021, primarily driven by increases in Corporate and Commercial Banking balances, partially offset by decreases in Consumer and Business Banking balances. Changes in time deposits are primarily related to those deposits managed as an alternative to other funding sources, based largely on relative pricing and liquidity characteristics. Average noninterest-bearing deposits were $6.8 billion (5.4 percent) lower in 2022, compared with 2021, driven by decreases in Corporate and Commercial Banking, and Payment Services balances.

TABLE 3	Net Interest Income — Changes Due to Rate and Volume (a)

	2022 v 2021			2021 v 2020
Year Ended December 31 (Dollars in Millions)	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Increase (decrease) in

Interest Income
Investment securities	$231	$792	$1,023	$569	$(623)	$(54)
Loans held for sale	(121)	90	(31)	32	(16)	16
Loans
Commercial	547	1,109	1,656	(311)	(197)	(508)
Commercial real estate	73	363	436	(63)	(175)	(238)
Residential mortgages	336	(38)	298	35	(224)	(189)
Credit card	193	112	305	(74)	(40)	(114)
Other retail	50	116	166	95	(321)	(226)
Total loans	1,199	1,662	2,861	(318)	(957)	(1,275)
Interest-bearing deposits with banks	(8)	525	517	9	(27)	(18)
Other earning assets	8	95	103	(3)	(15)	(18)
Total earning assets	1,309	3,164	4,473	289	(1,638)	(1,349)

Interest Expense
Interest-bearing deposits
Interest checking	3	250	253	15	(56)	(41)
Money market savings	16	1,005	1,021	(37)	(292)	(329)
Savings accounts	1	2	3	9	(48)	(39)
Time deposits	23	252	275	(110)	(111)	(221)
Total interest-bearing deposits	43	1,509	1,552	(123)	(507)	(630)
Short-term borrowings	52	446	498	(33)	(41)	(74)
Long-term debt	(59)	236	177	(155)	(166)	(321)
Total interest-bearing liabilities	36	2,191	2,227	(311)	(714)	(1,025)
Increase (decrease) in net interest income	$1,273	$973	$2,246	$600	$(924)	$(324)
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
The provision for credit losses was $2.0 billion in 2022, compared with a benefit of $1.2 billion in 2021. The change was driven by the Company recognizing a provision for credit losses of $662 million during 2022 related to the acquisition of MUB and a $129 million provision impact of balance sheet repositioning and capital management actions taken in the fourth quarter of 2022, along with the impact of strong loan growth in the legacy portfolio and increasing economic uncertainty. The benefit recognized in 2021 reflected the enactment of government stimulus programs and economic recovery from the pandemic in the United States, which resulted in decreases in the allowance for credit losses. Net charge-offs increased $381 billion (55.9 percent) in 2022, compared with 2021, reflecting $179 million of uncollectible MUB acquired loans, of which the majority of this balance related to loans that were previously charged-off by MUB, along with $189 million of net charge-offs related to balance sheet repositioning and capital management actions taken in the fourth quarter of 2022 in connection with the acquisition.
Refer to “Corporate Risk Profile” for further information on the provision for credit losses, net charge-offs, nonperforming assets and other factors considered by the Company in assessing the credit quality of the loan portfolio and establishing the allowance for credit losses.

TABLE 4	Noninterest Income

Year Ended December 31 (Dollars in Millions)	2022		2021	2020	2022 v 2021	2021 v 2020
Card revenue	$1,512		$1,507	$1,338	.3%	12.6%
Corporate payment products revenue	698		575	497	21.4	15.7
Merchant processing services	1,579		1,449	1,261	9.0	14.9
Trust and investment management fees	2,209		1,832	1,736	20.6	5.5
Service charges	1,298		1,338	1,245	(3.0)	7.5
Commercial products revenue	1,105		1,102	1,143	.3	(3.6)
Mortgage banking revenue	527		1,361	2,064	(61.3)	(34.1)
Investment products fees	235		239	192	(1.7)	24.5
Securities gains (losses), net	20		103	177	(80.6)	(41.8)
Other	273		721	748	(62.1)	(3.6)
Total noninterest income	$9,456	(a)	$10,227	$10,401	(7.5)%	(1.7)%
(a)
Includes $399 million of losses primarily related to interest rate economic hedges, entered into after regulatory approval for the MUB acquisition was obtained, to manage the impact of interest rate volatility on capital prior to closing the transaction.

Noninterest Income
Noninterest income in 2022 was $9.5 billion, compared with $10.2 billion in 2021. The $771 million (7.5 percent) decrease in 2022 from 2021 reflected lower mortgage banking revenue, lower other noninterest income, lower service charges and lower gains on the sale of securities, partially offset by higher trust and investment management fees and payment services revenue. Mortgage banking revenue decreased 61.3 percent in 2022, compared with 2021, reflecting lower application volume, given declining refinancing activities experienced in the mortgage industry, lower related gain on sale margins and lower performing loan sales, partially offset by increases in mortgage servicing rights (“MSRs”) valuations, net of hedging activities. Other noninterest income decreased 62.1 percent in 2022, compared with 2021, primarily due to the impact of interest rate economic hedges, entered into after regulatory approval of the MUB acquisition was obtained, to manage the impact of interest rate volatility on capital prior to closing the transaction in December, as well as lower retail leasing end-of-term
residual gains. Service charges
decreased 3.0 percent primarily due to the impact of the elimination of certain consumer overdraft fees in 2022. Trust and investment management fees increased 20.6 percent primarily due to lower money market fee waivers, activity related to the fourth quarter of 2021 acquisition of PFM Asset Management LLC (“PFM”) and core business growth, partially offset by unfavorable market conditions. Payment services revenue increased in 2022, compared with 2021, driven by a 21.4 percent increase in corporate payment products revenue and a 9.0 percent increase in merchant processing services revenue. Corporate payment products revenue increased due to improving business spending across all product groups, while merchant processing services revenue increased driven by higher sales volume and merchant fees. The increase in merchant processing services revenue was partially offset by the impact of foreign currency rate changes, as the U.S. dollar has strengthened considerably compared to European currencies given recent uncertainties in Europe.

TABLE 5	Noninterest Expense

Year Ended December 31 (Dollars in Millions)	2022	2021	2020	2022 v 2021	2021 v 2020
Compensation and employee benefits	$9,157	$8,728	$7,938	4.9%	10.0%
Net occupancy and equipment	1,096	1,048	1,092	4.6	(4.0)
Professional services	529	492	430	7.5	14.4
Marketing and business development	456	366	318	24.6	15.1
Technology and communications	1,726	1,728	1,582	(.1)	9.2
Other intangibles	215	159	176	35.2	(9.7)
Other	1,398	1,207	1,833	15.8	(34.2)
Total before merger and integration charges	14,577	13,728	13,369	6.2	2.7
Merger and integration charges	329	—	—	*	—
Total noninterest expense	$14,906	$13,728	$13,369	8.6%	2.7%
Efficiency ratio (a)	61.4%	60.4%	57.8%
*	Not meaningful
(a)	See Non-GAAP Financial Measures beginning on page 59.

Noninterest Expense
Noninterest expense in 2022 was $14.9 billion, compared with $13.7 billion in 2021. The Company’s efficiency ratio was 61.4 percent in 2022, compared with 60.4 percent in 2021. The $1.2 billion (8.6 percent) increase in noninterest expense in 2022 over 2021 was driven by higher compensation and employee benefits expense, marketing and business development expense, net occupancy and equipment expense and other noninterest expense. The increase in noninterest expense included the impact of the MUB acquisition, including $329 million of merger and integration-related charges and $42 million of intangible amortization primarily related to core deposit intangibles. Compensation and employee benefits expense increased 4.9 percent in 2022 over 2021, primarily due to MUB expense as well as merit increases and hiring to support business growth and higher post-pandemic medical expenses, partially offset by lower performance-based incentives and variable compensation. Marketing and business development expense increased 24.6 percent due to the timing of marketing campaigns as well as increased travel and entertainment. Net occupancy and equipment expense increased 4.6 percent to support business growth. Other noninterest expense increased 15.8 percent due to accruals related to future delivery exposures for merchant and airline processing as processing volumes recover, higher Federal Deposit Insurance Company (“FDIC”) insurance expense driven by an increase in the assessment base and rate, and higher other accruals, partially offset by lower costs related to tax-advantaged
projects and lower other expenses related to the decline in mortgage production.
Income Tax Expense
The provision for income taxes was $1.5 billion (an effective rate of 20.0 percent) in 2022, compared with $2.2 billion (an effective rate of 21.5 percent) in 2021.
For further information on income taxes, refer to Note 19 of the Notes to Consolidated Financial Statements.
Balance Sheet Analysis
Average earning assets were $545.3 billion in 2022, compared with $506.1 billion in 2021. The increase in average earning assets of $39.2 billion (7.7 percent), including the $6.5 billion (1.3 percent) impact of the MUB acquisition, was primarily due to increases in loans of $36.6 billion (12.3 percent) and investment securities of $14.7 billion (9.5 percent), partially offset by a decrease in interest-bearing deposits with banks of $8.5 billion (21.3 percent).
For average balance information, refer to Consolidated Daily Average Balance Sheet and Related Yields and Rates on page 138.
Loans
The Company’s loan portfolio was $388.2 billion at December 31, 2022, compared with $312.0 billion at December 31, 2021, an increase of $76.2 billion (24.4 percent), which includes $53.1 billion of loans acquired from MUB. The increase was driven by increases in residential mortgages of $39.4 billion (51.4 percent), commercial loans of $23.7 billion (21.1 percent), commercial real estate loans of $16.4 billion (42.1 percent), credit card loans of $3.8 billion (16.9 percent), partially offset by a decrease in other retail loans of $7.1 billion (11.4 percent). Table 6 provides a summary of the loan distribution by product type, while Table 7 provides a summary of the selected loan maturity distribution by loan category. Average total loans increased $36.6 billion (12.3 percent) in 2022, compared with 2021. The increase was primarily driven by higher commercial loans and residential mortgages.

TABLE 6	Loan Portfolio Distribution

	2022		2021
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total
Commercial
Commercial	$131,128	33.8%	$106,912	34.3%
Lease financing	4,562	1.2	5,111	1.6
Total commercial	135,690	35.0	112,023	35.9

Commercial Real Estate
Commercial mortgages	43,765	11.3	28,757	9.2
Construction and development	11,722	3.0	10,296	3.3
Total commercial real estate	55,487	14.3	39,053	12.5

Residential Mortgages
Residential mortgages	107,858	27.8	67,546	21.6
Home equity loans, first liens	7,987	2.0	8,947	2.9
Total residential mortgages	115,845	29.8	76,493	24.5
Credit Card	26,295	6.8	22,500	7.2

Other Retail
Retail leasing	5,519	1.4	7,256	2.3
Home equity and second mortgages	12,863	3.3	10,446	3.4
Revolving credit	3,983	1.0	2,750	.9
Installment	14,592	3.8	16,641	5.3
Automobile	17,939	4.6	24,866	8.0
Total other retail	54,896	14.1	61,959	19.9
Total loans	$388,213	100.0%	$312,028	100.0%

TABLE 7	Selected Loan Maturity Distribution

At December 31, 2022 (Dollars in Millions)	One Year or Less	Over One Through Five Years	Over Five Through Fifteen Years	Over Fifteen Years		Total
Commercial	$29,430	$96,841	$9,158	$261		$135,690
Commercial real estate	12,181	27,081	8,136	8,089	(a)	55,487
Residential mortgages	3,303	5,042	21,350	86,150		115,845
Credit card	26,295	—	—	—		26,295
Other retail	3,428	17,759	18,643	15,066		54,896
Total loans	$74,637	$146,723	$57,287	$109,566		$388,213

Total of loans due after one year with:
				Predetermined Interest Rates		Floating Interest Rates
Commercial				$14,892		$91,368
Commercial real estate				14,761		28,545
Residential mortgages				64,306		48,236
Credit card				—		—
Other retail				38,959		12,509
Total				$132,918		$180,658
(a)	Primarily represents construction loans for single-family residences or loans guaranteed by the Small Business Administration.

TABLE 8	Commercial Loans by Industry Group and Geography

	2022		2021
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
Industry Group
Real-estate related	$19,539	14.4%	$16,646	14.9%
Financial institutions	17,381	12.8	14,002	12.5
Personal, professional and commercial services	10,106	7.5	7,095	6.3
Healthcare	8,536	6.3	6,923	6.2
Automotive	7,154	5.3	7,590	6.8
Media and entertainment	5,867	4.3	4,623	4.1
Food and beverage	5,574	4.1	4,097	3.6
Technology	5,425	4.0	5,119	4.6
Capital goods	5,332	3.9	4,099	3.6
Retail	5,128	3.8	4,717	4.2
Transportation	4,988	3.7	3,895	3.5
Power	4,945	3.6	3,028	2.7
Energy	3,811	2.8	2,299	2.1
Metals and mining	3,700	2.7	3,342	3.0
Education and non-profit	3,609	2.7	3,721	3.3
Building materials	3,293	2.4	2,687	2.4
State and municipal government	3,240	2.4	3,166	2.8
Agriculture	1,909	1.4	1,796	1.6
Other	16,153	11.9	13,178	11.8
Total	$135,690	100.0%	$112,023	100.0%
Geography
California	$23,736	17.5%	$15,439	13.8%
Texas	10,244	7.6	6,748	6.0
New York	8,989	6.6	7,483	6.7
Illinois	7,626	5.6	6,572	5.9
Minnesota	6,707	5.0	6,730	6.0
Ohio	4,497	3.3	4,310	3.8
Wisconsin	4,112	3.0	3,894	3.5
Florida	3,777	2.8	3,790	3.4
Washington	3,721	2.7	2,936	2.6
Colorado	3,613	2.7	3,791	3.4
All other states	58,668	43.2	50,330	44.9
Total	$135,690	100.0%	$112,023	100.0%
Commercial
Commercial loans, including lease financing, increased $23.7 billion (21.1 percent) at December 31, 2022, compared with December 31, 2021, due to higher utilization driven by working capital needs of corporate customers, slower payoffs given higher volatility in the capital markets, core growth and the impact of the MUB acquisition. Average commercial loans increased $20.9 billion (20.4 percent) in 2022, compared with 2021. Table 8 provides a summary of commercial loans by industry and geographical location.

TABLE 9	Commercial Real Estate Loans by Property Type and Geography

	2022		2021
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
Property Type
Multi-family	$16,722	30.1%	$9,293	23.8%
Business owner occupied	11,487	20.7	8,238	21.1
Office	7,239	13.1	5,814	14.9
Industrial	5,258	9.5	3,672	9.4
Residential land and development	4,454	8.0	2,788	7.1
Retail	4,011	7.2	3,382	8.7
Lodging	1,932	3.5	2,422	6.2
Other	4,384	7.9	3,444	8.8
Total	$55,487	100.0%	$39,053	100.0%
Geography
California	$22,250	40.1%	$9,683	24.8%
Washington	4,235	7.6	3,680	9.4
New York	2,547	4.6	859	2.2
Texas	2,337	4.2	1,662	4.3
Illinois	1,830	3.3	1,409	3.6
Colorado	1,648	3.0	1,684	4.3
Oregon	1,622	2.9	1,526	3.9
Minnesota	1,470	2.7	1,717	4.4
Florida	1,276	2.3	1,520	3.9
Ohio	1,247	2.2	1,215	3.1
All other states	15,025	27.1	14,098	36.1
Total	$55,487	100.0%	$39,053	100.0%

Commercial Real Estate
The Company’s portfolio of commercial real estate loans, which includes commercial mortgages and construction and development loans, increased $16.4 billion (42.1 percent) at December 31, 2022, compared with December 31, 2021. The increase was primarily due to the impact of the MUB acquisition. Average commercial real estate loans increased $2.3 billion (6.0 percent) in 2022, compared with 2021. Table 9 provides a summary of commercial real estate loans by property type and geographical location.
The Company’s commercial mortgage and construction and development loans had unfunded commitments of $13.8 billion and $11.8 billion at December 31, 2022 and 2021, respectively.
The Company also finances the operations of real estate developers and other entities with operations related to real estate. These loans are not secured directly by real estate but have similar characteristics to commercial real estate loans. These loans were included in the commercial loan category and totaled $19.5 billion and $16.6 billion at December 31, 2022 and 2021, respectively.

TABLE 10	Residential Mortgages by Geography

	2022		2021
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
California	$53,967	46.7%	$23,568	30.8%
Washington	6,343	5.5	4,002	5.2
Colorado	4,192	3.6	3,612	4.7
Florida	3,946	3.4	3,340	4.4
Minnesota	3,692	3.2	3,767	4.9
Illinois	3,592	3.1	3,392	4.4
Arizona	3,178	2.7	2,684	3.5
Texas	2,801	2.4	2,209	2.9
Oregon	2,701	2.3	2,332	3.1
Massachusetts	2,536	2.2	1,995	2.6
All other states	28,897	24.9	25,592	33.5
Total	$115,845	100.0%	$76,493	100.0%

Residential Mortgages
Residential mortgages held in the loan portfolio at December 31, 2022, increased $39.4 billion (51.4 percent) compared to December 31, 2021, due to $26.4 billion of acquired MUB residential mortgages, as well as stronger on-balance
sheet loan activities and slower refinance activity. Average residential mortgages increased $10.1 billion (13.6 percent) in 2022, compared with 2021. Residential mortgages originated and placed in the Company’s loan portfolio include well-secured jumbo mortgages and branch-originated first lien home equity loans to borrowers with high credit quality.
Credit Card
Total credit card loans increased $3.8 billion (16.9 percent) at December 31, 2022, compared with December 31, 2021, primarily driven by higher spend volumes, account growth and lower payment rates. Average credit card balances increased $1.8 billion (8.5 percent) in 2022, compared with 2021.
Other Retail
Total other retail loans, which include retail leasing, home equity and second mortgages and other retail loans, decreased $7.1 billion (11.4 percent) at December 31, 2022, compared with December 31, 2021, reflecting decreases in auto loans, installment loans and retail leasing balances, partially offset by increases in home equity loans and revolving credit balances. The decrease in auto loans was primarily driven by the sale of approximately $4 billion of indirect auto loans as part of balance sheet repositioning and capital management actions taken in the fourth quarter of 2022 in connection with the acquisition of MUB. Average other retail loans increased $1.4 billion (2.4 percent) in 2022, compared with 2021. Tables 10, 11 and 12 provide a geographic summary of residential mortgages, credit card loans and other retail loans outstanding, respectively, as of December 31, 2022 and 2021.

TABLE 11	Credit Card Loans by Geography

	2022		2021
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
California	$2,609	9.9%	$2,134	9.5%
Texas	1,584	6.0	1,343	6.0
Illinois	1,330	5.1	1,108	4.9
Ohio	1,320	5.0	1,113	4.9
Minnesota	1,257	4.8	1,109	4.9
Florida	1,252	4.8	1,046	4.6
Wisconsin	1,029	3.9	895	4.0
Michigan	925	3.5	822	3.7
Colorado	862	3.3	761	3.4
Missouri	850	3.2	704	3.1
All other states	13,277	50.5	11,465	51.0
Total	$26,295	100.0%	$22,500	100.0%

TABLE 12	Other Retail Loans by Geography

	2022		2021
At December 31 (Dollars in Millions)	Loans	Percent	Loans	Percent
California	$11,098	20.2%	$9,605	15.5%
Texas	5,149	9.4	7,570	12.2
Florida	3,449	6.3	3,850	6.2
Minnesota	2,527	4.6	2,947	4.8
Illinois	2,180	4.0	2,692	4.3
Ohio	2,083	3.8	2,634	4.2
Washington	1,999	3.6	1,913	3.1
New York	1,878	3.4	2,014	3.3
Colorado	1,673	3.0	1,859	3.0
Oregon	1,414	2.6	1,451	2.3
All other states	21,446	39.1	25,424	41.1
Total	$54,896	100.0%	$61,959	100.0%

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
Loans Held for Sale
Loans held for sale, consisting primarily of residential mortgages to be sold in the secondary market, were
$2.2 billion at December 31, 2022, compared with $7.8 billion at December 31, 2021. The decrease in loans held for sale was principally due to a lower level of mortgage loan closings in late 2022, compared with the same period of 2021. Almost all of the residential mortgage loans the Company originates or purchases for sale follow guidelines that allow the loans to be sold into existing, highly liquid secondary markets, in particular in government agency transactions and to government sponsored enterprises (“GSEs”).

TABLE 13	Investment Securities

	2022				2021
At December 31 (Dollars in Millions)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield (d)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield (d)
Held-to-maturity
U.S. Treasury and agencies	$1,344	$1,293	3.3	2.85%	$—	$—	—	—%
Mortgage-backed securities (a)	87,396	76,581	9.3	2.17	41,858	41,812	7.4	1.45
Total held-to-maturity	$88,740	$77,874	9.2	2.18%	$41,858	$41,812	7.4	1.45%
Available-for-sale
U.S. Treasury and agencies	$24,801	$22,033	7.1	2.43%	$36,648	$36,609	6.7	1.54%
Mortgage-backed securities (a)	40,803	36,423	6.6	2.83	85,394	85,564	4.9	1.58
Asset-backed securities (a)	4,356	4,323	1.3	4.59	62	66	5.2	1.53
Obligations of state and political subdivisions (b)(c)	11,484	10,125	13.6	3.76	10,130	10,717	6.6	3.67
Other	6	6	.1	1.99	7	7	3.4	2.07
Total available-for-sale	$81,450	$72,910	7.4	2.94%	$132,241	$132,963	5.5	1.73%
(a)	Information related to asset and mortgage-backed securities included above is presented based upon weighted-average maturities that take into account anticipated future prepayments.
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
Investment securities totaled $161.7 billion at December 31, 2022, compared with $174.8 billion at December 31, 2021. The $13.2 billion (7.5 percent) decrease was primarily due to $25.4 billion of net investment sales, including the sale of certain investment securities acquired as part of the MUB acquisition, and a $13.3 billion unfavorable change in net unrealized gains (losses) on available-for-sale
investment securities, partially offset by $22.7 billion of acquired investment securities and $3.4 billion of senior notes the Company received as part of the sale of approximately $4 billion of indirect auto loans to third-party securitization vehicles during 2022. During 2022, the Company transferred $45.1 billion amortized cost ($40.7 billion fair value) of available-for-sale
investment securities to the
held-to-maturity
category to reflect its new intent for these securities. Average investment securities were $169.4 billion in 2022, compared with $154.7 billion in 2021. Investment securities by type are shown in Table 13.
The Company’s
available-for-sale
investment securities are carried at fair value with changes in fair value reflected in other comprehensive income (loss) unless a portion of a security’s unrealized loss is related to credit and an allowance for credit losses is necessary. At December 31, 2022, the Company’s net unrealized losses on available-for-sale
investment securities were $8.5 billion, compared with net unrealized gains of $722 million at December 31, 2021. The unfavorable change in net unrealized gains (losses) was primarily due to decreases in the fair value of mortgage-backed, U.S. Treasury and state and political securities as a result of changes in interest rates, partially offset by the impact of the transfer of available-for-sale
investment securities to the
held-to-maturity
category. Gross unrealized losses on
available-for-sale
investment securities totaled $8.6 billion at December 31, 2022, compared with $812 million at December 31, 2021. When evaluating credit losses, the Company considers various factors such as the nature of the investment security, the credit ratings or financial condition of the issuer, the extent of the unrealized loss, expected cash flows of the underlying collateral, the existence of any government or agency guarantees, and market conditions. At December 31, 2022, the Company had no plans to sell securities with unrealized losses, and believes it is more likely than not that it would not be required to sell such securities before recovery of their amortized cost.
Refer to Notes 5 and 22 in the Notes to Consolidated Financial Statements for further information on investment securities.
Deposits
Total deposits were $525.0 billion at December 31, 2022, including $82.0 billion of deposits related to the MUB acquisition, compared with $456.1 billion at December 31, 2021. The $68.9 billion (15.1 percent) increase in total deposits reflected increases in total savings deposits, time deposits and noninterest-bearing deposits. Average total deposits in 2022 increased $28.1 billion (6.5 percent) over 2021.
Interest-bearing savings deposits increased $55.8 billion (18.7 percent) at December 31, 2022, compared with December 31, 2021. The increase was related to higher money market, interest checking and savings account deposit balances, including those balances related to the MUB acquisition. Money market deposit balances increased $30.4 billion (25.8 percent), primarily due to higher Wealth Management and Investment Services, Corporate and Commercial Banking, and Consumer and Business Banking balances. Interest checking balances increased $19.4 billion (16.8 percent) primarily due to higher Corporate and Commercial Banking, and Consumer and Business Banking balances. Savings account balances increased $6.0 billion (9.1 percent), driven by higher Consumer and Business Banking balances, partially offset by lower Wealth Management and Investment Services balances. Average interest-bearing savings deposits increased $28.8 billion (10.2 percent) in 2022, compared with 2021, reflecting higher Corporate and Commercial Banking, and Consumer and Business Banking balances, partially offset by lower Wealth Management and Investment Services balances.
Interest-bearing time deposits at December 31, 2022, increased $10.3 billion (45.4 percent), compared with December 31, 2021. Average time deposits increased $6.1 billion (24.8 percent) in 2022, compared with 2021. Changes in time deposits are primarily related to those deposits managed as an alternative to other funding sources, based largely on relative pricing and liquidity characteristics.
Noninterest-bearing deposits at December 31, 2022, increased $2.8 billion (2.1 percent) from December 31, 2021. The increase was driven by higher Consumer and Business Banking balances, primarily related to the MUB acquisition, partially offset by lower Wealth Management and Investment Services, and Corporate and Commercial Banking balances. Average noninterest-bearing deposits decreased $6.8 billion (5.4 percent) in 2022, compared with 2021.

TABLE 14	Deposits
The composition of deposits was as follows:

	2022		2021
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total
Noninterest-bearing deposits	$137,743	26.2%	$134,901	29.6%
Interest-bearing deposits
Interest checking	134,491	25.6	115,108	25.2
Money market savings	148,014	28.2	117,619	25.8
Savings accounts	71,782	13.7	65,790	14.4
Total savings deposits	354,287	67.5	298,517	65.4
Domestic time deposits less than $250,000	16,329	3.1	11,303	2.5
Domestic time deposits greater than $250,000	11,999	2.3	2,743	.6
Foreign time deposits	4,618	.9	8,619	1.9
Total interest-bearing deposits	387,233	73.8	321,182	70.4
Total deposits (a)	$524,976	100.0%	$456,083	100.0%
(a)	Includes $289.3 billion and $238.0 billion of deposits at December 31, 2022 and 2021, respectively, that are not subject to any federal, state or foreign deposit insurance program.
The maturity of domestic time deposits in excess of the insurance limit and those time deposits not subject to any federal, state or foreign deposit insurance program at December 31, 2022 was as follows:

(Dollars in Millions)	Domestic Time Deposits Greater Than $250,000	Foreign Time Deposits	Total
Three months or less	$5,805	$4,618	$10,423
Three months through six months	2,448	—	2,448
Six months through one year	1,967	—	1,967
Thereafter	1,779	—	1,779
Total	$11,999	$4,618	$16,617

Borrowings
The Company utilizes both short-term and long-term borrowings as part of its asset/liability management and funding strategies. Short-term borrowings, which include federal funds purchased, commercial paper, repurchase agreements, borrowings secured by high-grade assets and other short-term borrowings, were $31.2 billion at December 31, 2022, compared with $11.8 billion at December 31, 2021. The $19.4 billion increase in short-term borrowings at December 31, 2022, compared with December 31, 2021, reflected higher short-term Federal Home Loan Bank (“FHLB”) advances and commercial paper balances, including assumed short-term borrowing balances as a result of the MUB acquisition.
Long-term debt was $39.8 billion at December 31, 2022, compared with $32.1 billion at December 31, 2021. The $7.7 billion (24.0 percent) increase was primarily due to $6.9 billion of medium-term note and $1.3 billion of subordinated note issuances, along with a $1.6 billion increase in FHLB advances including those balances assumed as a result of the MUB acquisition. In addition, long-term debt increased as a result of the $3.5 billion obligation to repay Mitsubishi UFJ Financial Group, Inc., which was incurred as part of the acquisition. These increases were partially offset by $3.2 billion of bank note repayments and maturities, $1.3 billion of subordinated note repayments and $1.0 billion of medium-term note repayments.
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
Upon closing of the MUB acquisition, the Company’s risk management framework applies to the legal entities acquired from Mitsubishi UFJ Financial Group, Inc., including MUB. Prior to closing, the Company evaluated the frameworks, policies and procedures of the acquired entities as necessary. Updates were made to align the acquired entities with the Company’s risk appetite and connect the elements of their respective risk governance and reporting into the Company’s existing risk management framework. Connecting the existing MUB risk governance and reporting framework into the Company’s existing risk management framework allows separate risk profiles, governance, and reporting for the Company and the acquired entities, during the period from acquisition through bank merger, while also providing the ability to consolidate reporting for the Company. Upon completing the merger of MUB into USBNA, which is expected to occur in connection with the conversion of MUB customers and systems to the USBNA platform over Memorial Day weekend in 2023, the MUB risk governance and reporting framework will no longer be applicable.
The Company’s most prominent risk exposures are credit, interest rate, market, liquidity, operational, compliance, strategic, and reputation. Credit risk is the risk of loss associated with a change in the credit profile or the failure of a borrower or counterparty to meet its contractual obligations. Interest rate risk is the current or prospective risk to earnings and capital, or market valuations, arising from the impact of changes in interest rates. Market risk arises from fluctuations in interest rates, foreign exchange rates, and security prices that may result in changes in the values of financial instruments, such as trading and available-for-sale
securities, mortgage loans held for sale (“MLHFS”), MSRs and derivatives that are accounted for on a fair value basis. Liquidity risk is the risk that financial condition or overall safety and soundness is adversely affected by the Company’s inability, or perceived inability, to meet its cash flow obligations in a timely and complete manner in either normal or stressed conditions. Operational risk is the risk to current or projected financial condition and resilience arising from inadequate or failed internal processes or systems, people (including human errors or misconduct), or adverse external events, including the risk of loss resulting from breaches in data security. Operational risk can also include the risk of loss due to failures by third parties with which the Company does business. Compliance risk is the risk that the Company may suffer legal or regulatory sanctions, financial losses, and reputational damage if it fails to adhere to compliance requirements and the Company’s compliance policies. Strategic risk is the risk to current or projected financial condition and resilience arising from adverse business decisions, poor implementation of business decisions, or lack of responsiveness to changes in the banking industry and operating environment. Reputation risk is the risk to current or anticipated earnings, capital, or franchise or enterprise value arising from negative public opinion. This risk may impair the Company’s competitiveness by affecting its ability to establish new relationships or services, or continue serving existing relationships. In addition to the risks identified above, other risk factors exist that may impact the Company. Refer to “Risk Factors” beginning on page 140, for a detailed discussion of these factors.
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
Management regularly provides reports to the Risk Management Committee of the Board of Directors. The Risk Management Committee discusses with management the Company’s risk management performance, and provides a summary of key risks to the entire Board of Directors, covering the status of existing matters, areas of potential future concern and specific information on certain types of loss events. The Risk Management Committee considers quarterly reports by management assessing the Company’s performance relative to the risk appetite statements and the associated risk limits, including:

–	Macroeconomic environment and other qualitative considerations, such as regulatory and compliance changes, litigation developments, geopolitical events, and technology and cybersecurity;

–	Credit measures, including adversely rated and nonperforming loans, leveraged transactions, credit concentrations and lending limits;

–	Interest rate and market risk, including market value and net income simulation, and trading-related Value at Risk (“VaR”);

–	Liquidity risk, including funding projections under various stressed scenarios;

–	Operational and compliance risk, including losses stemming from events such as fraud, processing errors, control breaches, breaches in data security or adverse business decisions, as well as reporting on technology performance, and various legal and regulatory compliance measures;

–	Capital ratios and projections, including regulatory measures and stressed scenarios; and

–	Strategic and reputation risk considerations, impacts and responses.
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
In addition, credit quality ratings, as defined by the Company, are an important part of the Company’s overall credit risk management and evaluation of its allowance for credit losses. Loans with a pass rating represent those loans not classified on the Company’s rating scale for problem credits, as minimal credit risk has been identified. Loans with a special mention or classified rating, including consumer lending and small business loans that are 90 days or more past due and still accruing, nonaccrual loans, those loans considered troubled debt restructurings (“TDRs”), and loans in a junior lien position that are current but are behind a first lien position on nonaccrual, encompass all loans held by the Company that it considers to have a potential or well-defined weakness that may put full collection of contractual cash flows at risk. The Company’s internal credit quality ratings for consumer loans are primarily based on delinquency and nonperforming status, except for a limited population of larger loans within those portfolios that are individually evaluated. For this limited population, the determination of the internal credit quality rating may also consider collateral value and customer cash flows. Refer to Notes 1 and 6 in the Notes to Consolidated Financial Statements for further discussion of the Company’s loan portfolios including internal credit quality ratings.
The Company categorizes its loan portfolio into two segments, which is the level at which it develops and documents a systematic methodology to determine the allowance for credit losses. The Company’s two loan portfolio segments are commercial lending and consumer lending.
The commercial lending segment includes loans and leases made to small business, middle market, large corporate, commercial real estate, financial institution, non-profit
and public sector customers. Key risk characteristics relevant to commercial lending segment loans include the industry and geography of the borrower’s business, purpose of the loan, repayment source, borrower’s debt capacity and financial flexibility, loan covenants, and nature of pledged collateral, if any, as well as macroeconomic factors such as unemployment rates, gross domestic product levels, corporate bond spreads and long-term interest rates. These risk characteristics, among others, are considered in determining estimates about the likelihood of default by the borrowers and the severity of loss in the event of default. The Company considers these risk characteristics in assigning internal risk ratings to, or forecasting losses on, these loans, which are the significant factors in determining the allowance for credit losses for loans in the commercial lending segment.
The consumer lending segment represents loans and leases made to consumer customers, including residential mortgages, credit card loans, and other retail loans such as revolving consumer lines, auto loans and leases, home equity loans and lines, and student loans, a run-off
portfolio. Home equity or
second mortgage loans are junior lien
closed-end
accounts fully disbursed at origination. These loans typically are fixed rate loans, secured by residential real estate, with a
10-
or
15-year
fixed payment amortization schedule. Home equity lines are revolving accounts giving the borrower the ability to draw and repay balances repeatedly, up to a maximum commitment, and are secured by residential real estate. These include accounts in either a first or junior lien position. Typical terms on home equity lines in the portfolio are variable rates benchmarked to the prime rate, with a
10-
or
15-year
draw period during which a minimum payment is equivalent to the monthly interest, followed by a
20-
or
10-year
amortization period, respectively. At December 31, 2022, substantially all of the Company’s home equity lines were in the draw period. Key risk characteristics relevant to consumer lending segment loans primarily relate to the borrowers’ capacity and willingness to repay and include unemployment rates, consumer bankruptcy filings and other macroeconomic factors, customer payment history and credit scores, and in some cases, updated loan-to-value
(“LTV”) information reflecting current market conditions on real estate-based loans. These and other risk characteristics are reflected in forecasts of delinquency levels, bankruptcies and losses which are the primary factors in determining the allowance for credit losses for the consumer lending segment.
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
Economic and Other Factors
In evaluating its credit risk, the Company considers changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), collateral values, trends in loan performance and macroeconomic factors, such as changes in unemployment rates, gross domestic product levels, inflation, interest rates and consumer bankruptcy filings.
During 2021, factors affecting economic conditions, including the further enactment of government stimulus programs and declining impacts from the pandemic in the United States, contributed to economic improvement. During 2022, economic uncertainty and recession risk increased due to ongoing supply chain challenges, rising interest rates and inflationary concerns, market volatility, rising energy prices resulting from the Russia-Ukraine conflict and related pressure on corporate earnings. In addition to these broad economic factors, expected loss estimates consider various factors including customer specific information impacting changes in risk ratings, projected delinquencies, potential effects of inflationary pressures and the impact of rising interest rates on selected borrowers’ liquidity and ability to repay.
Credit Diversification
The Company manages its credit risk, in part, through diversification of its loan portfolio which is achieved through limit setting by product type criteria, such as industry, and identification of credit concentrations. As part of its normal business activities, the Company offers a broad array of traditional commercial lending products and specialized products such as asset-based lending, commercial lease financing, agricultural credit, warehouse mortgage lending, small business lending, commercial real estate lending, health care lending and correspondent banking financing. The Company also offers an array of consumer lending products, including residential mortgages, credit card loans, auto loans, retail leases, home equity loans and lines, revolving credit arrangements and other consumer loans. These consumer lending products are primarily offered through the branch office network, home mortgage and loan production offices, mobile and on-line
banking, and indirect distribution channels, such as auto and recreational vehicle dealers. The Company monitors and manages the portfolio diversification by industry, customer and geography. Table 6 provides information with respect to the overall product diversification and changes in the mix during 2022.
The commercial loan class is diversified among various industries with higher concentrations in real estate and financial institutions. Additionally, the commercial loan class is diversified across the Company’s geographical markets, with a higher concentration in California. Table 8 provides a summary of significant industry groups and geographical locations of commercial loans outstanding at December 31, 2022 and 2021.
The commercial real estate loan class reflects the Company’s focus on serving business owners within its local network, as well as regional and national investment-based real estate owners and developers. Within the commercial real estate loan class, different property types have varying degrees of credit risk. Table 9 provides a summary of the significant property types and geographical locations of commercial real estate loans outstanding at December 31, 2022 and 2021. Commercial real estate loans are diversified among various property types with higher concentrations in business owner-occupied, multi-family and office properties.
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
Residential mortgage originations are generally limited to prime borrowers and are performed through the Company’s branches, loan production offices, mobile and on-line
services, and a wholesale network of originators. The Company may retain residential mortgage loans it originates on its balance sheet or sell the loans into the secondary market while retaining the servicing rights and customer relationships. Utilizing the secondary markets enables the Company to effectively reduce its credit and other asset/liability risks. For residential mortgages that are retained in the Company’s portfolio and for home equity and second mortgages, credit risk is managed by adherence to LTV and borrower credit criteria during the underwriting process.
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
The following tables provide summary information of residential mortgages and home equity and second mortgages by LTV at December 31, 2022:

Residential Mortgages (Dollars in Millions)	Interest Only	Amortizing	Total	Percent of Total
Loan-to-Value
Less than or equal to 80%	$15,474	$82,114	$97,588	84.2%
Over 80% through 90%	557	8,440	8,997	7.8
Over 90% through 100%	44	1,514	1,558	1.4
Over 100%	6	368	374	.3
No LTV available	—	11	11	—
Loans purchased from GNMA mortgage pools (a)	—	7,317	7,317	6.3
Total	$16,081	$99,764	$115,845	100.0%

(a)
Represents loans purchased and loans that could be purchased from Government National Mortgage Association (“GNMA”) mortgage pools under delinquent loan repurchase options whose payments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

Home Equity and Second Mortgages (Dollars in Millions)	Lines	Loans	Total	Percent of Total
Loan-to-Value / Combined Loan-to-Value
Less than or equal to 80%	$10,657	$1,331	$11,988	93.2%
Over 80% through 90%	574	130	704	5.5
Over 90% through 100%	61	12	73	.6
Over 100%	37	9	46	.3
No LTV/CLTV available	50	2	52	.4
Total	$11,379	$1,484	$12,863	100.0%

Home equity and second mortgages were $12.9 billion at December 31, 2022, compared with $10.4 billion at December 31, 2021, and included $2.9 billion of home equity lines in a first lien position and $10.0 billion of home equity and second mortgage loans and lines in a junior lien position. Loans and lines in a junior lien position at December 31, 2022, included approximately $3.3 billion of loans and lines for which the Company also serviced the related first lien loan, and approximately $6.7 billion where the Company did not service the related first lien loan. The Company was able to determine the status of the related first liens using information the Company has as the servicer of the first lien or information reported on customer credit bureau files. The Company also evaluates other indicators of credit risk for these junior lien loans and lines, including delinquency, estimated average CLTV ratios and updated weighted-average credit scores in making its assessment of credit risk, related loss estimates and determining the allowance for credit losses.
The following table provides a summary of delinquency statistics and other credit quality indicators for the Company’s junior lien positions at December 31, 2022:

	Junior Liens Behind
(Dollars in Millions)	Company Owned or Serviced First Lien	Third Party First Lien	Total
Total	$3,311	$6,693	$10,004
Percent 30 - 89 days past due	.50%	.42%	.45%
Percent 90 days or more past due	.03%	.04%	.03%
Weighted-average CLTV	70%	68%	69%
Weighted-average credit score	782	783	783
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
Tables 10, 11 and 12 provide a geographical summary of the residential mortgage, credit card and other retail loan portfolios, respectively.
The following table provides a summary of the Company’s credit card loan balances disaggregated based upon updated credit score at December 31, 2022:

Percent of Total (a)
Credit score > 660	87%
Credit score < 660	13
No credit score	—

(a)	Credit score distribution excludes loans serviced by others.

TABLE 15	Delinquent Loan Ratios as a Percent of Ending Loan Balances

At December 31 90 days or more past due	2022	2021
Commercial
Commercial	.07%	.05%
Lease financing	—	—
Total commercial	.07	.04
Commercial Real Estate
Commercial mortgages	—	—
Construction and development	.03	.10
Total commercial real estate	.01	.03
Residential Mortgages (a)	.08	.24
Credit Card	.88	.73
Other Retail
Retail leasing	.04	.04
Home equity and second mortgages	.28	.35
Other	.08	.06
Total other retail	.12	.11
Total loans	.13%	.15%

At December 31 90 days or more past due and nonperforming loans	2022	2021
Commercial	.19%	.20%
Commercial real estate	.62	.76
Residential mortgages (a)	.36	.53
Credit card	.88	.73
Other retail	.37	.35
Total loans	.38%	.42%
(a)
Delinquent loan ratios exclude $2.2 billion and $1.5 billion at December 31, 2022 and 2021, respectively, of loans purchased and loans that could be purchased from GNMA mortgage pools under delinquent loan repurchase options whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs. Including these loans, the ratio of residential mortgages 90 days or more past due and nonperforming to total residential mortgages was 2.28 percent and 2.43 percent at December 31, 2022 and 2021, respectively.

Loan Delinquencies
Trends in delinquency ratios are an indicator, among other considerations, of credit risk within the Company’s loan portfolios. The entire balance of a loan account is considered delinquent if the minimum payment contractually required to be made is not received by the date specified on the billing statement. Delinquent loans purchased and loans that could be purchased from GNMA mortgage pools under delinquent loan repurchase options whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs, are excluded from delinquency statistics. In addition, in certain situations, a consumer lending customer’s account may be re-aged
to remove it from delinquent status. Generally, the purpose of re-aging
accounts is to assist customers who have recently overcome temporary financial difficulties and have demonstrated both the ability and willingness to resume regular payments. In addition, the Company may re-age
the consumer lending account of a customer who has experienced longer-term financial difficulties and apply modified, concessionary terms and conditions to the account. Commercial lending loans are generally not subject to re-aging
policies.
Accruing loans 90 days or more past due totaled $491 million at December 31, 2022, and included $22 million of accruing loans 90 days or more past due acquired as part of the MUB acquisition, compared with $472 million at December 31, 2021. Accruing loans 90 days or more past due are not included in nonperforming assets and continue to accrue interest because they are adequately secured by collateral, are in the process of collection and are reasonably expected to result in repayment or restoration to current status, or are managed in homogeneous portfolios with specified charge-off
timeframes adhering to regulatory guidelines. The ratio of accruing loans 90 days or more past due to total loans was 0.13 percent at December 31, 2022, compared with 0.15 percent at December 31, 2021.

The following table provides summary delinquency information for residential mortgages, credit card and other retail loans included in the consumer lending segment:

At December 31 (Dollars in Millions)	Amount		As a Percent of Ending Loan Balances
	2022	2021	2022	2021
Residential Mortgages (a)
30-89 days	$201	$124	.17%	.15%
90 days or more	95	181	.08	.24
Nonperforming	325	226	.28	.30
Total	$621	$531	.54%	.69%

Credit Card
30-89 days	$283	$193	1.08%	.86%
90 days or more	231	165	.88	.73
Nonperforming	1	—	—	—
Total	$515	$358	1.96%	1.59%

Other Retail
Retail Leasing
30-89 days	$27	$29	.49%	.40%
90 days or more	2	3	.04	.04
Nonperforming	8	10	.14	.14
Total	$37	$42	.67%	.58%

Home Equity and Second Mortgages
30-89 days	$65	$55	.51%	.53%
90 days or more	36	37	.28	.35
Nonperforming	110	116	.86	1.11
Total	$211	$208	1.64%	1.99%
Other (b)
30-89 days	$217	$191	.59%	.43%
90 days or more	28	26	.08	.06
Nonperforming	21	24	.06	.05
Total	$266	$241	.73%	.54%

(a)
Excludes $647 million of loans
30-89
days past due and $2.2 billion of loans 90 days or more past due at December 31, 2022, purchased and that could be purchased from GNMA mortgage pools under delinquent loan repurchase options that continue to accrue interest, compared with $791 million and $1.5 billion at December 31, 2021.

(b)	Includes revolving credit, installment and automobile loans.
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
Troubled Debt Restructurings
Concessionary modifications are classified as TDRs unless the modification results in only an insignificant delay in the payments to be received. TDRs accrue interest if the borrower complies with the revised terms and conditions and has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles, which is generally six months or greater. At December 31, 2022, performing TDRs were $3.3 billion, compared with $3.1 billion at December 31, 2021.
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

The following table provides a summary of TDRs by loan class, including the delinquency status for TDRs that continue to accrue interest and TDRs included in nonperforming assets:

		As a Percent of Performing TDRs
At December 31, 2022 (Dollars in Millions)	Performing TDRs	30-89 Days Past Due	90 Days or More Past Due	Nonperforming TDRs		Total TDRs
Commercial	$141	6.0%	2.9%	$44	(a)	$185
Commercial real estate	102	.3	—	101	(b)	203
Residential mortgages	1,600	2.5	2.9	122		1,722	(d)
Credit card	296	15.8	7.7	—		296
Other retail	179	11.2	4.5	31	(c)	210	(e)
TDRs, excluding loans purchased from GNMA mortgage pools	2,318	5.0	3.5	298		2,616
Loans purchased from GNMA mortgage pools (g)	1,018	—	—	—		1,018	(f)
Total	$3,336	3.5%	2.4%	$298		$3,634
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
(d)
Includes $205 million of residential mortgage loans to borrowers that have had debt discharged through bankruptcy and $18 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.

(e)
Includes $52 million of other retail loans to borrowers that have had debt discharged through bankruptcy and $13 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.

(f)
Includes $155 million of Federal Housing Administration and United States Department of Veterans Affairs residential mortgage loans to borrowers that have had debt discharged through bankruptcy and $105 million in trial period arrangements or previously placed in trial period arrangements but not successfully completed.

(g)
Approximately 6.8 percent and 32.4 percent of the total TDR loans purchased from GNMA mortgage pools are
30-89
days past due and 90 days or more past due, respectively, but are not classified as delinquent as their repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

Short-term and Other Loan Modifications
The Company makes short-term and other modifications that it does not consider to be TDRs, in limited circumstances, to assist borrowers experiencing temporary hardships, including previously offering payment relief to borrowers that experienced financial hardship resulting directly from the effects of the
COVID-19
pandemic. Short-term consumer lending modification programs include payment reductions, deferrals of up to three past due payments, and the ability to return to current status if the borrower makes required payments. The Company may also make short-term modifications to commercial lending loans, with the most common modification being an extension of the maturity date of three months or less. Such extensions generally are used when the maturity date is imminent and the borrower is experiencing some level of financial stress, but the Company believes the borrower will pay all contractual amounts owed.
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
At December 31, 2022, total nonperforming assets were $1.0 billion, and included $329 million of nonperforming loans related to the MUB acquisition, compared with $878 million at December 31, 2021. The $138 million (15.7 percent) increase in nonperforming assets, from December 31, 2021 to December 31, 2022, was driven by acquired balances partially offset by decreases in legacy portfolio nonperforming loans across all loan classes. The ratio of total nonperforming assets to total loans and other real estate was 0.26 percent at December 31, 2022, compared with 0.28 percent at December 31, 2021.
OREO was $23 million at December 31, 2022, compared with $22 million at December 31, 2021, and was related to foreclosed properties that previously secured loan balances. These balances exclude foreclosed GNMA loans whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

TABLE 16	Nonperforming Assets (a)

At December 31 (Dollars in Millions)	2022	2021
Commercial
Commercial	$139	$139
Lease financing	30	35
Total commercial	169	174
Commercial Real Estate
Commercial mortgages	251	213
Construction and development	87	71
Total commercial real estate	338	284
Residential Mortgages (b)	325	226
Credit Card	1	—
Other Retail
Retail leasing	8	10
Home equity and second mortgages	110	116
Other	21	24
Total other retail	139	150
Total nonperforming loans (1)	972	834
Other Real Estate (c)	23	22
Other Assets	21	22
Total nonperforming assets	$1,016	$878
Accruing loans 90 days or more past due (b)	$491	$472
Period-end loans (2)	$388,213	$312,028
Nonperforming loans to total loans (1)/(2)	.25%	.27%
Nonperforming assets to total loans plus other real estate (c)	.26%	.28%
Changes in Nonperforming Assets

(Dollars in Millions)	Commercial and Commercial Real Estate	Residential Mortgages, Credit Card and Other Retail	Total
Balance December 31, 2021	$461	$417	$878
Additions to nonperforming assets
New nonaccrual loans and foreclosed properties	327	191	518
Advances on loans	7	2	9
Acquired nonperforming assets	182	148	330
Total additions	516	341	857
Reductions in nonperforming assets
Paydowns, payoffs	(282)	(78)	(360)
Net sales	(8)	(23)	(31)
Return to performing status	(65)	(143)	(208)
Charge-offs (d)	(113)	(7)	(120)
Total reductions	(468)	(251)	(719)
Net additions to (reductions in) nonperforming assets	48	90	138
Balance December 31, 2022	$509	$507	$1,016
(a)	Throughout this document, nonperforming assets and related ratios do not include accruing loans 90 days or more past due.
(b)
Excludes $2.2 billion and $1.5 billion at December 31, 2022 and 2021, respectively, of loans purchased and loans that could be purchased from GNMA mortgage pools under delinquent loan repurchase options that are 90 days or more past due that continue to accrue interest, as their repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

(c)
Foreclosed GNMA loans of $53 million and $22 million at December 31, 2022 and 2021, respectively, continue to accrue interest and are recorded as other assets and excluded from nonperforming assets because they are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

(d)	Charge-offs exclude actions for certain card products and loan sales that were not classified as nonperforming at the time the charge-off occurred.

TABLE 17	Net Charge-offs as a Percent of Average Loans Outstanding

	2022			2021			2020
Year Ended December 31 (Dollars in Millions)	Average Loan Balance	Net Charge-offs	Percent	Average Loan Balance	Net Charge-offs	Percent	Average Loan Balance	Net Charge-offs	Percent
Commercial
Commercial	$118,967	$211	.18%	$97,649	$97	.10%	$108,367	$483	.45%
Lease financing	4,830	16	.33	5,206	6	.12	5,600	30	.54
Total commercial	123,797	227	.18	102,855	103	.10	113,967	513	.45
Commercial real estate
Commercial mortgages	30,890	17	.06	27,997	(14)	(.05)	29,641	185	.62
Construction	10,208	20	.20	10,784	16	.15	10,907	2	.02
Total commercial real estate	41,098	37	.09	38,781	2	.01	40,548	187	.46
Residential mortgages	84,749	(23)	(.03)	74,629	(32)	(.04)	73,667	(12)	(.02)
Credit card	23,478	524	2.23	21,645	512	2.37	22,332	829	3.71
Other retail
Retail leasing	6,459	3	.05	7,710	2	.03	8,405	81	.96
Home equity and second mortgages	11,051	(7)	(.06)	11,228	(10)	(.09)	13,894	(4)	(.03)
Other	42,941	302	.70	40,117	105	.26	34,456	192	.56
Total other retail	60,451	298	.49	59,055	97	.16	56,755	269	.47
Total loans	$333,573	$1,063	.32%	$296,965	$682	.23%	$307,269	$1,786	.58%

Analysis of Loan Net Charge-offs
Total loan net charge-offs were $1.1 billion in 2022, compared with $682 million in 2021. The $381 million (55.9 percent) increase in total net charge-offs in 2022, compared with 2021, reflected $179 million of uncollectible MUB acquired loans, of which the majority of this balance related to loans that were previously charged-off by MUB, as well as $189 million of net charge-offs related to balance sheet repositioning and capital management actions taken during the fourth quarter of 2022 in connection with the acquisition. These increases in net charge-offs were partially offset by lower credit card net charge-offs in the legacy portfolio. The ratio of total loan net charge-offs to average loans outstanding, including the impacts of the acquisition, was 0.32 percent in 2022, compared with 0.23 percent in 2021.
Commercial and commercial real estate loan net charge-offs for 2022 were $264 million (0.16 percent of average loans outstanding), compared with $105 million (0.07 percent of average loans outstanding) in 2021. The increase in net charge-offs in 2022, compared with 2021, were driven primarily by MUB purchase accounting related net charge-offs of $143 million.
Residential mortgage loan net charge-offs for 2022 reflected a net recovery of $23 million (0.03 percent of average loans outstanding), compared with a net recovery of $32 million (0.04 percent of average loans outstanding) in 2021. Credit card loan net charge-offs in 2022 were $524 million (2.23 percent of average loans outstanding), compared with $512 million (2.37 percent of average loans outstanding) in 2021. Other retail loan net charge-offs for 2022 were $298 million (0.49 percent of average loans outstanding), compared with $97 million (0.16 percent of average loans outstanding) in 2021. The increase in total residential mortgage, credit card and other retail loan net charge-offs in 2022, compared with 2021, was driven by charge-offs related to the balance sheet repositioning and capital management actions taken in the fourth quarter of 2022, along with MUB purchase accounting related net charge-offs, partially offset by lower net charge-offs in the legacy portfolio.
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
Management evaluates the appropriateness of the allowance for credit losses on a quarterly basis. Multiple economic scenarios are considered over a three-year reasonable and supportable forecast period, which includes increasing consideration of historical loss experience over years two and three. These economic scenarios are constructed with interrelated projections of multiple economic variables, and loss estimates are produced that consider the historical correlation of those economic variables with credit losses. After the forecast period, the Company fully reverts to long-term historical loss experience, adjusted for prepayments and characteristics of the current loan and lease portfolio, to estimate losses over the remaining life of the portfolio. The economic scenarios are updated at least quarterly and are designed to provide a range of reasonable estimates from better to worse than current expectations. Scenarios are weighted based on the Company’s expectation of economic conditions for the foreseeable future and reflect significant judgment and consideration of economic forecast uncertainty. Final loss estimates also consider factors affecting credit losses not reflected in the scenarios, due to the unique aspects of current conditions and expectations. These factors may include, but are not limited to, loan servicing practices, regulatory guidance, and/or fiscal and monetary policy actions.

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
The allowance recorded for credit losses utilizes forward-looking expected loss models to consider a variety of factors affecting lifetime credit losses. These factors include, but are not limited to, macroeconomic variables such as unemployment rates, real estate prices, gross domestic product levels, inflation, interest rates, and corporate bond spreads, as well as loan and borrower characteristics, such as internal risk ratings on commercial loans and consumer credit scores, delinquency status, collateral type and available valuation information, consideration of end-of-term
losses on lease residuals, and the remaining term of the loan, adjusted for expected prepayments. For each loan portfolio, model estimates are adjusted as necessary to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices, economic conditions or other factors that may affect the accuracy of the model. Expected credit loss estimates also include consideration of expected cash recoveries on loans previously charged-off
or expected recoveries on collateral-dependent loans where recovery is expected through sale of the collateral. Where loans do not exhibit similar risk characteristics, an individual analysis is performed to consider expected credit losses.
The allowance recorded for individually evaluated loans greater than $5 million in the commercial lending segment is based on an analysis utilizing expected cash flows discounted using the original effective interest rate, the observable market price of the loan, or the fair value of the collateral, less selling costs, for collateral-dependent loans as appropriate. For commercial TDRs individually evaluated for impairment, attributes of the borrower are the primary factors in determining the allowance for credit losses. For smaller commercial loans collectively evaluated for impairment, historical loss experience is also incorporated into the allowance methodology applied to this category of loans.
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
When evaluating the appropriateness of the allowance for credit losses for any loans and lines in a junior lien position, the Company considers the delinquency and modification status of the first lien. At December 31, 2022, the Company serviced the first lien on 33 percent of the home equity loans and lines in a junior lien position. The Company also considers the status of first lien mortgage accounts reported on customer credit bureau files when the first lien is not serviced by the Company. Regardless of whether the Company services the first lien, an assessment is made of economic conditions, problem loans, recent loss experience and other factors in determining the allowance for credit losses. Based on the available information, the Company estimated $195 million or 1.5 percent of its total home equity portfolio at December 31, 2022, represented non-delinquent
junior liens where the first lien was delinquent or modified.
When a loan portfolio is purchased, the acquired loans are divided into those considered purchased with more than insignificant credit deterioration (“PCD”) and those not considered PCD. An allowance is established for each population and considers product mix, risk characteristics of the portfolio and delinquency status and refreshed LTV ratios when possible. PCD loans also consider whether the loan has experienced a charge-off,
bankruptcy or significant deterioration since origination. The allowance established for purchased loans not considered PCD is recognized through provision expense upon acquisition, whereas the allowance established for loans considered PCD at acquisition is offset by an increase in the basis of the acquired loans. Any subsequent increases and decreases in the allowance related to purchased loans, regardless of PCD status, are recognized through provision expense, with charge-offs charged to the allowance. The Company had a total unpaid principal balance of $5.1 billion of PCD loans, primarily related to the MUB acquisition, included in its loan portfolio at December 31, 2022.
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

At December 31, 2022, the allowance for credit losses was $7.4 billion, compared with an allowance of $6.2 billion at December 31, 2021. The increase in the allowance for credit losses of $1.2 billion (20.3 percent) at December 31, 2022, compared with December 31, 2021, included $336 million of initial allowance recorded through purchase accounting as well as the provision for credit losses of $662 million related to acquired loans from MUB, along with loan growth in the legacy portfolio and increased economic uncertainty.
The ratio of the allowance for credit losses to
period-end
loans was 1.91 percent at December 31, 2022, compared with 1.97 percent at December 31, 2021. The ratio of the allowance for credit losses to nonperforming loans was 762 percent at December 31, 2022, compared with 738 percent at
December 31, 2021. The ratio of the allowance for credit losses to annual loan net charge-offs at December 31, 2022, was 697 percent, compared with 902 percent at December 31, 2021. Management determined the allowance for credit losses was appropriate on December 31, 2022 and 2021.
Economic conditions considered in estimating the allowance for credit losses at December 31, 2022 included changes in projected gross domestic product and unemployment levels. These factors are evaluated through a combination of quantitative calculations using multiple economic scenarios and additional qualitative assessments that consider the high degree of economic uncertainty in the current environment. The projected unemployment rates for 2023 considered in the estimate range from 3.5 percent to 8.4 percent.

The following table summarizes the baseline forecast for key economic variables the Company used in its estimate of the allowance for credit losses at December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
United States unemployment rate for the three months ending (a)
December 31, 2022	3.7%	3.5%
June 30, 2023	4.0	3.5
December 31, 2023	4.2	3.5
United States real gross domestic product for the three months ending (b)
December 31, 2022	.4%	3.4%
June 30, 2023	1.1	2.9
December 31, 2023	1.0	2.9
(a)	Reflects quarterly average of forecasted reported United States unemployment rate.
(b)	Reflects year-over-year growth rates.

The allowance for credit losses related to commercial lending segment loans increased $516 million during the year ended December 31, 2022, reflecting the impact of the MUB acquisition, along with the impacts of loan growth and increasing economic uncertainty.
The allowance for credit losses related to consumer lending segment loans increased $733 million during the year ended
December 31, 2022, due to the impacts of the MUB acquisition, loan growth and economic uncertainty, along with the effects of higher interest rates on the life of the residential mortgage portfolios and normalizing credit trends in the unsecured portfolios.

TABLE 18	Summary of Allowance for Credit Losses

(Dollars in Millions)	2022	2021	2020
Balance at beginning of year	$6,155	$8,010	$4,491
Allowance for acquired credit losses (a)	336	—	—
Change in accounting principle (b)	—	—	1,499

Charge-Offs
Commercial
Commercial	294	206	536
Lease financing	25	16	39
Total commercial	319	222	575
Commercial real estate
Commercial mortgages	28	9	202
Construction and development	26	20	8
Total commercial real estate	54	29	210
Residential mortgages	13	18	19
Credit card	696	686	975
Other retail
Retail leasing	18	26	101
Home equity and second mortgages	9	12	16
Other	391	215	284
Total other retail	418	253	401
Total charge-offs	1,500	1,208	2,180

Recoveries
Commercial
Commercial	83	109	53
Lease financing	9	10	9
Total commercial	92	119	62
Commercial real estate
Commercial mortgages	11	23	17
Construction and development	6	4	6
Total commercial real estate	17	27	23
Residential mortgages	36	50	31
Credit card	172	174	146
Other retail
Retail leasing	15	24	20
Home equity and second mortgages	16	22	20
Other	89	110	92
Total other retail	120	156	132
Total recoveries	437	526	394

Net Charge-Offs
Commercial
Commercial	211	97	483
Lease financing	16	6	30
Total commercial	227	103	513
Commercial real estate
Commercial mortgages	17	(14)	185
Construction and development	20	16	2
Total commercial real estate	37	2	187
Residential mortgages	(23)	(32)	(12)
Credit card	524	512	829
Other retail
Retail leasing	3	2	81
Home equity and second mortgages	(7)	(10)	(4)
Other	302	105	192
Total other retail	298	97	269
Total net charge-offs	1,063 (c)	682	1,786
Provision for credit losses	1,977 (d)	(1,173)	3,806
Other changes	(1)	—	—
Balance at end of year	$7,404	$6,155	$8,010

Components
Allowance for loan losses	$6,936	$5,724	$7,314
Liability for unfunded credit commitments	468	431	696
Total allowance for credit losses (1)	$7,404	$6,155	$8,010
Period-end loans (2)	$388,213	$312,028	$297,707
Nonperforming loans (3)	972	834	1,224

Allowance for Credit Losses as a Percentage of
Period-end loans (1)/(2)	1.91%	1.97%	2.69%
Nonperforming loans (1)/(3)	762	738	654
Nonperforming and accruing loans 90 days or more past due	506	471	471
Nonperforming assets	729	701	617
Net charge-offs	697	902	448
(a)	Allowance for purchased credit deteriorated and charged-off loans acquired from MUB.
(b)
Effective January 1, 2020, the Company adopted accounting guidance which changed impairment recognition of financial instruments to a model that is based on expected losses rather than incurred losses.

(c)
Includes $179 million of net charge-offs related to uncollectible MUB acquired loans, of which the majority of this balance related to loans that were previously charged-off by MUB, as well as $189 million of net charge-offs related to balance sheet repositioning and capital management actions taken during the fourth quarter of 2022 in connection with the acquisition.

(d)
Includes provision for credit losses of $662 million related to the acquisition of MUB and a $129 million provision impact of balance sheet repositioning and capital management actions taken in the fourth quarter of 2022 related to the acquisition.

TABLE 19	Allocation of the Allowance for Credit Losses

	Allowance Amount		Allowance as a Percent of Loans
At December 31 (Dollars in Millions)	2022	2021	2022	2021
Commercial
Commercial	$2,087	$1,779	1.59%	1.66%
Lease financing	76	70	1.67	1.37
Total commercial	2,163	1,849	1.59	1.65

Commercial Real Estate
Commercial mortgages	878	699	2.01	2.43
Construction and development	447	424	3.81	4.12
Total commercial real estate	1,325	1,123	2.39	2.88
Residential Mortgages	926	565	.80	.74
Credit Card	2,020	1,673	7.68	7.44

Other Retail
Retail leasing	127	136	2.30	1.87
Home equity and second mortgages	298	231	2.32	2.21
Other	545	578	1.49	1.31
Total other retail	970	945	1.77	1.53
Total allowance	$7,404	$6,155	1.91%	1.97%

Residual Value Risk Management
The Company manages its risk to changes in the residual value of leased vehicles, office and business equipment, and other assets through disciplined residual valuation at the inception of a lease, diversification of its leased assets, regular residual asset valuation reviews and monitoring of residual value gains or losses upon the disposition of assets. Lease originations are subject to the same well-defined underwriting standards referred to in the “Credit Risk Management” section, which includes an evaluation of the residual value risk. Retail lease residual value risk is mitigated further by effective end-of-term
marketing of
off-lease
vehicles.
Included in the retail leasing portfolio was approximately $4.4 billion of retail leasing residuals at December 31, 2022, compared with $5.6 billion at December 31, 2021. The Company monitors concentrations of leases by manufacturer and vehicle type. As of December 31, 2022, vehicle lease residuals related to sport utility vehicles were 49.9 percent of the portfolio, while truck and crossover utility vehicle classes represented approximately 29.2 percent and 14.7 percent of the portfolio, respectively. At year-end
2022, the individual vehicle model with the largest residual value outstanding represented 19.8 percent of the aggregate residual value of all vehicles in the portfolio. At December 31, 2022, the weighted-average origination term of the portfolio was 42 months, compared with 41 months at December 31, 2021. At December 31, 2022, the commercial leasing portfolio had $500 million of residuals, compared with $515 million at December 31, 2021. At year-end
2022, lease residuals related to trucks and other transportation equipment represented 36.1 percent of the total residual portfolio, while business and office equipment represented 29.3 percent.
Operational Risk Management
. The Company operates in many different businesses in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. Operational risk is inherent in all business activities, and the management of this risk is important to the achievement of the Company’s objectives. Business lines have direct and primary responsibility and accountability for identifying, controlling, and monitoring operational risks embedded in their business activities, including those additional or increased risks created by economic and financial disruptions. The Company maintains a system of controls with the objective of providing proper transaction authorization and execution, proper system operations, proper oversight of third parties with whom it does business, safeguarding of assets from misuse or theft, and ensuring the reliability and security of financial and other data.
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
Compliance Risk Management
 The Company may suffer legal or regulatory sanctions, material financial loss, or damage to its reputation through failure to comply with laws, regulations, rules, standards of good practice, and codes of conduct, including those related to compliance with Bank Secrecy Act/anti-money laundering requirements, sanctions compliance requirements as administered by the Office of Foreign Assets Control, consumer protection and other requirements. The Company has controls and processes in place for the assessment, identification, monitoring, management and reporting of compliance risks and issues, including those created or increased by economic and financial disruptions. Refer to “Supervision and Regulation” in the Company’s Annual Report on Form
10-K
for the year ended December 31, 2022, for further discussion of the regulatory framework applicable to bank holding companies and their subsidiaries.
Interest Rate Risk Management
In the banking industry, changes in interest rates are a significant risk that can impact earnings and the safety and soundness of an entity. The Company manages its exposure to changes in interest rates through asset and liability management activities within guidelines established by its Asset Liability Management Committee (“ALCO”) and approved by the Board of Directors. The ALCO has the responsibility for approving and overseeing compliance with the ALCO management policies, including interest rate risk exposure. One way the Company measures and analyzes its interest rate risk is through net interest income simulation analysis.
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
Table 20 summarizes the projected impact to net interest income over the next 12 months of various potential interest rate changes. The sensitivity of the projected impact to net interest income over the next 12 months is dependent on balance sheet growth, product mix, deposit behavior, pricing and funding decisions. While the Company utilizes models and assumptions based on historical information and expected behaviors, actual outcomes could vary significantly. Net interest income sensitivities reflect the impact of current market expectations for interest rates, driving an increase in baseline projected net interest income. As market expectations are reflected in projected results, incremental interest rate sensitivity declines on a percentage basis.
Use of Derivatives to Manage Interest Rate and Other Risks
To manage the sensitivity of earnings and capital to interest rate, prepayment, credit, price and foreign currency fluctuations (asset and liability management positions), the Company enters into derivative transactions. The Company uses derivatives for asset and liability management purposes primarily in the following ways:

–	To convert fixed-rate debt and available-for-sale investment securities from fixed-rate payments to floating-rate payments;

–	To convert floating-rate loans and debt from floating-rate payments to fixed-rate payments;

–	To mitigate changes in value of the Company’s unfunded mortgage loan commitments, funded MLHFS and MSRs;

–	To mitigate remeasurement volatility of foreign currency denominated balances; and

–	To mitigate the volatility of the Company’s net investment in foreign operations driven by fluctuations in foreign currency exchange rates.
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
over-the-counter.
The Company does not utilize derivatives for speculative purposes.

TABLE 20	Sensitivity of Net Interest Income

	December 31, 2022 (a)				December 31, 2021
	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual
Net interest income	(.58)%	.95%	(2.02)%	1.44%	(3.77)%	3.09%	*	5.39%
*	Given the level of interest rates, downward rate scenario is not computed.
(a)	December 31, 2022 amounts include MUB.

The Company does not designate all of the derivatives that it enters into for risk management purposes as accounting hedges because of the inefficiency of applying the accounting requirements and may instead elect fair value accounting for the related hedged items. In particular, the Company enters into interest rate swaps, swaptions, forward commitments to buy to-be-announced
securities (“TBAs”), U.S. Treasury and Eurodollar futures and options on U.S. Treasury futures to mitigate fluctuations in the value of its MSRs, but does not designate those derivatives as accounting hedges. Refer to Note 10 of the Notes to Consolidated Financial Statements for additional information regarding MSRs, including management of the changes in fair value.
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
Derivatives are subject to credit risk associated with counterparties to the contracts. Credit risk associated with derivatives is measured by the Company based on the probability of counterparty default. The Company manages the credit risk of its derivative positions by diversifying its positions among various counterparties, by entering into master netting arrangements, and, where possible, by requiring collateral arrangements. The Company may also transfer counterparty credit risk related to interest rate swaps to third parties through the use of risk participation agreements. In addition, certain interest rate swaps, interest rate forwards and credit contracts are required to be centrally cleared through clearinghouses to further mitigate counterparty credit risk. The Company may mitigate credit risk on loans or lending portfolios through the use of credit contracts.
For additional information on derivatives and hedging activities, refer to Notes 20 and 21 in the Notes to Consolidated Financial Statements.
LIBOR Transition
 In July 2017, the United Kingdom’s Financial Conduct Authority (the “FCA”) announced that it would no longer require banks to submit rates for the London InterBank Offered Rate (“LIBOR”) after 2021. In March 2021, the FCA and the administrator of LIBOR announced that, with respect to the most commonly used tenors of United States Dollar LIBOR, LIBOR will no longer be published on a representative basis after June 30, 2023. The publication of all other tenors of United States Dollar LIBOR, as well as all non-United
States Dollar LIBOR tenors, ceased to be provided or ceased to be representative after December 31, 2021. The Company holds financial instruments impacted by the discontinuance of LIBOR, including certain loans, investment securities, derivatives, borrowings and other financial instruments that use LIBOR as the benchmark rate. The Company also provides various services to customers in its capacities as trustee, servicer, and asset manager, which involve financial instruments that will be similarly impacted by the discontinuance of LIBOR.
In order to facilitate the transition process, the Company has instituted a LIBOR Transition Office and commenced an enterprise-wide project to (1) identify, assess, monitor and mitigate risks associated with the expected discontinuance or unavailability of LIBOR, (2) actively engage with industry working groups and regulators, (3) develop and implement training and education materials with respect to LIBOR and its discontinuance for the Company and for customers, (4) achieve operational readiness for the use of alternative reference rates (“ARRs”) in new financial instruments and transition existing LIBOR financial instruments to ARRs, (5) develop and implement customer notification programs across the Company and engage impacted customers to remediate and transition impacted instruments, and (6) develop reporting on remediation of LIBOR instruments across the Company for both internal and external stakeholders. The Company has also invested in updating its systems, models, procedures and internal infrastructure as part of the transition program.
The Company transitioned its financial instruments associated to LIBOR currencies and tenors that ceased or became nonrepresentative on December 31, 2021, to ARRs, with limited exceptions. Additionally, in alignment with guidance from United States banking agencies and the FCA, the Company has ceased the use of LIBOR as a reference rate in new contracts, with limited exceptions, and continues to increase the usage of ARRs such as the Secured Overnight Financing Rate (“SOFR”). The Company also anticipates that additional financial instruments associated with the remaining United States Dollar LIBOR tenors will require transition to a new reference rate by June 30, 2023. The Company has been undergoing an enterprise-wide effort to proactively reprice LIBOR loans and derivatives that mature after June 30, 2023, with customers to an ARR. The Company has also adopted industry best practice guidelines for fallback language for new transactions, converted its cleared interest rate swaps discounting to SOFR discounting, and distributed communications related to the transition to certain impacted parties, both inside and outside the Company.
The Company’s MUB acquisition impacts the execution of the Company’s LIBOR transition strategies and execution plans. The Company is currently assessing MUB’s LIBOR transition program, remediation strategies, and preparedness to execute on remediation strategies. In certain instances, the Company and MUB have different remediation strategies. As a result, the Company is updating its LIBOR transition plans to ensure that the Company can execute remediation plans across all products and business units, including with respect to MUB.
The Company is currently assessing the applicability and scope of the Adjustable Interest Rate (LIBOR) Act (the “LIBOR Act”), which was enacted on March 15, 2022, and the Regulations Implementing the Adjustable Interest Rate (LIBOR) Act (Regulation ZZ) (the “Final Rules”), which were implemented on December 16, 2022. The LIBOR Act and Final Rules establish a process for replacing LIBOR in existing LIBOR contracts that do not provide for the use of a clearly defined or practicable replacement benchmark rate by providing that a benchmark replacement identified by the Federal Reserve Board that is based on SOFR will replace LIBOR as the benchmark for those contracts as a matter of law, without the need to be amended by the parties. The Company is currently assessing its outstanding LIBOR portfolio to determine the eligibility of certain financial instruments for the LIBOR Act and will incorporate the LIBOR Act as a remediation strategy where prudent. Refer to “Risk Factors” beginning on page 140, for further discussion on potential risks that could adversely affect the Company’s financial results as a result of the LIBOR transition.
Market Risk Management
 In addition to interest rate risk, the Company is exposed to other forms of market risk, principally related to trading activities which support customers’ strategies to manage their own foreign currency, interest rate risk and funding activities. For purposes of its internal capital adequacy assessment process, the Company considers risk arising from its trading activities, as well as the remeasurement volatility of foreign currency denominated balances included on its Consolidated Balance Sheet (collectively, “Covered Positions”), employing methodologies consistent with the requirements of regulatory rules for market risk. The Company’s Market Risk Committee (“MRC”), within the framework of the ALCO, oversees market risk management. The MRC monitors and reviews the Company’s Covered Positions and establishes policies for market risk management, including exposure limits for each portfolio. The Company uses a VaR approach to measure general market risk. Theoretically, VaR represents the statistical risk of loss the Company has to adverse market movements over a one-day
time horizon. The Company uses the Historical Simulation method to calculate VaR for its Covered Positions measured at the ninety-ninth percentile using a one-year
look-back period for distributions derived from past market data. The market factors used in the calculations include those pertinent to market risks inherent in the underlying trading portfolios, principally those that affect the Company’s corporate bond trading business, foreign currency transaction business, client derivatives business, loan trading business and municipal securities business, as well as those inherent in the Company’s foreign denominated balances and the derivatives used to mitigate the related measurement volatility. On average, the Company expects the one-day
VaR to be exceeded by actual losses two to three times per year related to these positions. The Company monitors the accuracy of internal VaR models and modeling processes by back-testing model performance, regularly updating the historical data used by the VaR models and regular model validations to assess the accuracy of the models’ input, processing, and reporting components. All models are required to be independently reviewed and approved prior to being placed in use. If the Company were to experience market losses in excess of the estimated VaR more often than expected, the VaR models and associated assumptions would be analyzed and adjusted. VaR amounts reflect MUB beginning December 1, 2022, the day the acquisition transaction closed.
The average, high, low and
period-end
one-day
VaR amounts for the Company’s Covered Positions were as follows:

Year Ended December 31 (Dollars in Millions)	2022	2021
Average	$2	$2
High	7	4
Low	1	1
Period-end	5	2
The Company did not experience any actual losses for its combined Covered Positions that exceeded VaR during the years ended December 31, 2022 and 2021. The Company stress tests its market risk measurements to provide management with perspectives on market events that may not be captured by its VaR models, including worst case historical market movement combinations that have not necessarily occurred on the same date.
The Company calculates Stressed VaR using the same underlying methodology and model as VaR, except that a historical continuous one-year
look-back period is utilized that reflects a period of significant financial stress appropriate to the Company’s Covered Positions. The period selected by the Company includes the significant market volatility of the last four months of 2008.
The average, high, low and
period-end
one-day
Stressed VaR amounts for the Company’s Covered Positions were as follows:

Year Ended December 31 (Dollars in Millions)	2022	2021
Average	$10	$7
High	19	9
Low	6	5
Period-end	13	7
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
one-year
look-back period is used to obtain past market data for the models.

The average, high and low VaR amounts for the residential MLHFS and related hedges and the MSRs and related hedges were as follows:

Year Ended December 31 (Dollars in Millions)	2022	2021
Residential Mortgage Loans Held For Sale and Related Hedges
Average	$2	$9
High	5	19
Low	—	4
Mortgage Servicing Rights and Related Hedges
Average	$8	$4
High	20	11
Low	3	1
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
sheet and
off-balance
sheet funding sources. These liquidity sources include cash at the Federal Reserve Bank and certain European central banks, unencumbered liquid assets, and capacity to borrow from the FHLB and at the Federal Reserve Bank’s Discount Window. Unencumbered liquid assets in the Company’s investment securities portfolio provides asset liquidity through the Company’s ability to sell the securities or pledge and borrow against them. At December 31, 2022, the fair value of unencumbered investment securities totaled $135.5 billion, compared with $144.0 billion at December 31, 2021. Refer to Note 5 of the Notes to Consolidated Financial Statements and “Balance Sheet Analysis” for further information on investment securities maturities and trends. Asset liquidity is further enhanced by the Company’s practice of pledging loans to access secured borrowing facilities through the FHLB and Federal Reserve Bank. At December 31, 2022, the Company could have borrowed a total of an additional $114.8 billion from the FHLB and Federal Reserve Bank based on collateral available for additional borrowings.
The Company’s diversified deposit base provides a sizeable source of relatively stable and low-cost
funding, while reducing the Company’s reliance on the wholesale markets. Total deposits were $525.0 billion at December 31, 2022, compared with $456.1 billion at December 31, 2021. Refer to Note 12 of the Notes to Consolidated Financial Statements and “Balance Sheet Analysis” for further information on the maturities, terms and trends of the Company’s deposits.
Additional funding is provided by long-term debt and short-term borrowings. Long-term debt was $39.8 billion at December 31, 2022, and is an important funding source because of its multi-year borrowing structure. Refer to Note 14 of the Notes to Consolidated Financial Statements for information on the terms and maturities of the Company’s long-term debt issuances and “Balance Sheet Analysis” for discussion on long-term debt trends. Short-term borrowings were $31.2 billion at December 31, 2022, and supplement the Company’s other funding sources. Refer to Note 13 of the Notes to Consolidated Financial Statements and “Balance Sheet Analysis” for further information on the terms and trends of the Company’s short-term borrowings.
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

In addition to assessing liquidity risk on a consolidated basis, the Company monitors the parent company’s liquidity. The parent company’s routine funding requirements consist primarily of operating expenses, dividends paid to shareholders, debt service, repurchases of common stock and funds used for acquisitions. During 2022, the Company used approximately $5.5 billion of parent company cash to acquire MUB. The parent company obtains funding to meet its obligations from dividends collected from its subsidiaries and the issuance of debt and capital securities. The Company establishes limits for the minimal number of months into the future where the parent company can meet existing and forecasted obligations with cash and securities held that can be readily monetized. The Company measures and manages this limit in both normal and adverse conditions. The Company maintains sufficient funding to meet expected capital and debt service obligations for 24 months without the support of dividends from subsidiaries and assuming access to the wholesale markets is maintained. The Company maintains sufficient liquidity to meet its capital and debt service obligations for 12 months under adverse conditions without the support of dividends from subsidiaries or access to the wholesale markets. The parent company is currently in excess of required liquidity minimums.
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
At December 31, 2022, parent company long-term debt outstanding was $27.0 billion, compared with $18.9 billion at December 31, 2021. The increase was primarily due to $6.9 billion of medium-term note and $1.3 billion of subordinated note issuances, along with an increase related to the $3.5 billion of additional capital received as part of the MUB acquisition. These increases were partially offset by $1.3 billion of subordinated note and $1.0 billion of medium-term note repayments. As of December 31, 2022, there was no parent company debt scheduled to mature in 2023. Future debt maturities may be met through medium-term note and capital security issuances and dividends from subsidiaries, as well as from parent company cash and cash equivalents.
Dividend payments to the Company by its subsidiary banks are subject to regulatory review and statutory limitations and, in some instances, regulatory approval. In general, dividends to the parent company from its banking subsidiaries are limited by rules which compare dividends to net income for regulatorily-defined periods. For further information, see Note 25 of the Notes to Consolidated Financial Statements.
The Company is subject to a regulatory Liquidity Coverage Ratio (“LCR”) requirement which requires banks to maintain an adequate level of unencumbered high quality liquid assets to meet estimated liquidity needs over a
30-day
stressed period. At December 31, 2022, the Company was compliant with this requirement.
The Company is also subject to a regulatory Net Stable Funding Ratio (“NSFR”) requirement which requires banks to maintain a minimum level of stable funding based on the liquidity characteristics of their assets, commitments, and derivative exposures over a one-year
time horizon. At December 31, 2022, the Company was compliant with this requirement.
European Exposures
The Company provides merchant processing and corporate trust services in Europe either directly or through banking affiliations in Europe. Revenue generated from sources in Europe represented approximately 2 percent of the Company’s total net revenue for 2022. Operating cash for these businesses is deposited on a short-term basis typically with certain European central banks. For deposits placed at other European banks, exposure is mitigated by the Company placing deposits at multiple banks and managing the amounts on deposit at any bank based on institution-specific deposit limits. At December 31, 2022, the Company had an aggregate amount on deposit with European banks of approximately $7.7 billion, predominately with the Central Bank of Ireland and Bank of England.
In addition, the Company provides financing to domestic multinational corporations that generate revenue from customers in European countries, transacts with various European banks as counterparties to certain derivative-related activities, and through a subsidiary, manages money market funds that hold certain investments in European sovereign debt. Any deterioration in economic conditions in Europe, including the impacts resulting from the Russia-Ukraine conflict, is not expected to have a significant effect on the Company related to these activities.
Commitments, Contingent Liabilities and Other Contractual Obligations
The Company participates in many different contractual arrangements which may or may not be recorded on its balance sheet, with unrelated or consolidated entities, under which the Company has an obligation to pay certain amounts, provide credit or liquidity enhancements or provide market risk support. These arrangements also include any obligation related to a variable interest held in an unconsolidated entity that provides financing, liquidity, credit enhancement or market risk support.
In the ordinary course of business, the Company enters into contractual obligations that may require future cash payments, including funding for customer loan requests, customer deposit maturities and withdrawals, debt service, leases for premises and equipment, and other cash commitments. Refer to Notes 7, 12, 14, 17 and 23 in the Notes to Consolidated Financial Statements for information on the Company’s operating lease obligations, deposits, long-term debt, benefit obligations and guarantees and other commitments, respectively.
Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses. Many of the Company’s commitments to extend credit expire without being drawn and, therefore, total commitment amounts do not necessarily represent future liquidity requirements or the Company’s exposure to credit loss. Commitments to extend credit also include consumer credit lines that are cancelable upon notification to the consumer. Total contractual amounts of commitments to extend credit at December 31, 2022 were
$387.4 billion. The Company also issues and confirms various types of letters of credit, including standby and commercial. Total contractual amounts of letters of credit at December 31, 2022 were $11.4 billion. For more information on the Company’s commitments to extend credit and letters of credit, refer to Note 23 in the Notes to Consolidated Financial Statements.
The Company’s
off-balance
sheet arrangements with unconsolidated entities primarily consist of private investment funds or partnerships that make equity investments, provide debt financing or support community-based investments in tax-advantaged
projects. In addition to providing investment returns, these arrangements in many cases assist the Company in complying with requirements of the Community Reinvestment Act. The investments in these entities generate a return primarily through the realization of federal and state income tax credits and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. The entities in which the Company invests are generally considered variable interest entities (“VIEs”). The Company’s recorded investment in these entities, net of contractual equity investment commitments of $2.4 billion, was $3.0 billion at December 31, 2022.
The Company also has
non-controlling
financial investments in private funds and partnerships considered VIEs. The Company’s recorded investment in these entities was approximately $177 million at December 31, 2022, and the Company had unfunded commitments to invest an additional $133 million. For more information on the Company’s interests in unconsolidated VIEs, refer to Note 8 in the Notes to Consolidated Financial Statements.
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
The Company announced on December 22, 2020 that its Board of Directors had approved an authorization to repurchase $3.0 billion of its common stock beginning January 1, 2021, and repurchased $1.5 billion of its common stock during the first six months of 2021 under this program. The Company suspended all common stock repurchases at the beginning of the third quarter of 2021, except for those done exclusively in connection with its stock-based compensation programs, due to its acquisition of MUB. The Company does not expect to commence repurchasing its common stock until after its common equity tier 1 capital ratio approximates 9.0 percent at which time the Company will assess its capital position relative to existing and proposed regulatory capital requirements.
The Company announced on September 13, 2022 that its Board of Directors had approved a regular quarterly dividend of $0.48 per common share. This represented a 4.3 percent increase over the previous dividend rate per common share of $0.46 per quarter.
The Company will continue to monitor its capital position and may adjust its capital distributions based on economic conditions, existing and proposed regulatory capital requirements and its financial performance. Capital distributions, including dividends and stock repurchases, are subject to the approval of the Company’s Board of Directors and compliance with regulatory requirements. For a more complete analysis of activities impacting shareholders’ equity and capital management programs, refer to Note 15 of the Notes to Consolidated Financial Statements.
Total U.S. Bancorp shareholders’ equity was $50.8 billion at December 31, 2022, compared with $54.9 billion at December 31, 2021. The decrease was primarily the result of changes in unrealized gains and losses on available-for-sale
investment securities included in other comprehensive income (loss) and dividends paid, partially offset by corporate earnings, the issuance of additional common shares related to the acquisition of MUB and the issuance of preferred stock.
The regulatory capital requirements effective for the Company follow Basel III, with the Company being subject to calculating its capital adequacy as a percentage of risk-weighted assets under the standardized approach. Under Basel III, banking regulators define minimum capital requirements for banks and financial services holding companies. These requirements are expressed in the form of a minimum common equity tier 1 capital ratio, tier 1 capital ratio, total risk-based capital ratio, tier 1 leverage ratio and a tier 1 total leverage exposure, or supplementary leverage, ratio. The Company’s minimum required level for these ratios at December 31, 2022, which include a stress capital buffer of 2.5 percent for the common equity tier 1 capital, tier 1 capital and total capital ratios, was 7.0 percent, 8.5 percent, 10.5 percent, 4.0 percent, and 3.0 percent, respectively. The Company targets its regulatory capital levels, at both the bank and bank holding company level, to exceed the “well-capitalized” threshold for these ratios under the FDIC Improvement Act prompt corrective action provisions that are applicable to all banks. At December 31, 2022, the minimum “well-capitalized” thresholds under the prompt corrective action framework for the common equity tier 1 capital ratio, tier 1 capital ratio, total risk-based capital ratio, tier 1 leverage ratio, and tier 1 total leverage exposure ratio was 6.5 percent, 8.0 percent, 10.0 percent, 5.0 percent, and 3.0 percent, respectively. Beginning in 2022, the Company began to phase into its regulatory capital requirements the cumulative deferred impact of its 2020 adoption of the accounting guidance related to the impairment of financial instruments based on the current expected credit losses (“CECL”) methodology plus 25 percent of its quarterly credit reserve increases over the past two years. This cumulative deferred impact will be phased into the Company’s regulatory capital over the next three years, culminating with a fully phased in regulatory capital calculation beginning in 2025. As of December 31, 2022, the Company’s bank subsidiaries met all regulatory capital ratios to be considered “well-capitalized”. There are no conditions or events since December 31, 2022 that management believes have changed the risk-based category of its covered subsidiary banks.
As an approved mortgage seller and servicer, the Company’s banking subsidiaries, through their mortgage banking divisions, are required to maintain various levels of shareholder’s equity, as specified by various agencies, including the United States Department of Housing and Urban Development, Government National Mortgage Association, Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. At December 31, 2022, the Company’s banking subsidiaries met these requirements.

TABLE 22	Regulatory Capital Ratios

At December 31 (Dollars in Millions)	2022	2021
Basel III standardized approach:
Common shareholders’ equity	$43,958	$48,547
Less intangible assets
Goodwill (net of deferred tax liability)	(11,395)	(9,323)
Other disallowed intangible assets (net of deferred tax liability)	(2,792)	(785)
Other (a)	11,789	3,262
Common equity tier 1 capital	41,560	41,701

Qualifying preferred stock	6,808	6,371
Noncontrolling interests eligible for tier 1 capital	450	450
Other (b)	(5)	(6)
Tier 1 capital	48,813	48,516

Eligible portion of allowance for credit losses	5,682	4,081
Subordinated debt and noncontrolling interests eligible for tier 2 capital	4,520	3,653
Tier 2 capital	10,202	7,734
Total risk-based capital	$59,015	$56,250
Risk-weighted assets	$496,500	$418,571

Common equity tier 1 capital as a percent of risk-weighted assets	8.4%	10.0%
Tier 1 capital as a percent of risk-weighted assets	9.8	11.6
Total risk-based capital as a percent of risk-weighted assets	11.9	13.4
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	7.9	8.6
Tier 1 capital as a percent of total on- and off-balance sheet leverage exposure (total leverage exposure ratio)	6.4	6.9
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

Table 22 provides a summary of statutory regulatory capital ratios in effect for the Company at December 31, 2022 and 2021. All regulatory ratios exceeded regulatory “well-capitalized” requirements.
The Company believes certain other capital ratios are useful in evaluating its capital adequacy. The Company’s tangible common equity, as a percent of tangible assets and as a percent of risk-weighted assets determined in accordance with transitional regulatory capital requirements related to the CECL methodology under the standardized approach, was 4.5 percent and 6.0 percent, respectively, at December 31, 2022, compared with 6.8 percent and 9.2 percent at December 31, 2021, respectively. In addition, the Company’s common equity tier 1 capital to risk-weighted assets ratio, reflecting the full implementation of the CECL methodology was 8.1 percent at December 31, 2022, compared with 9.6 percent at December 31, 2021. Refer to
“Non-GAAP
Financial Measures” beginning on page 59 for further information on these other capital ratios.
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
Designations, assignments and allocations change from time to time as management systems are enhanced, methods of evaluating performance or product lines change or business segments are realigned to better respond to the Company’s diverse customer base. During 2022, certain organization and methodology changes were made and, accordingly, 2021 results were restated and presented on a comparable basis. Effective with the close of the MUB acquisition, MUB related business activities were integrated into the applicable line of business results.
Corporate and Commercial Banking
Corporate and Commercial Banking offers lending, equipment finance and small-ticket leasing, depository services, treasury management, capital markets services, international trade services and other financial services to middle market, large corporate, commercial real estate, financial institution, non-profit
and public sector clients. Corporate and Commercial Banking contributed $1.8 billion of the Company’s net income in 2022, or an increase of $277 million (17.7 percent), compared with 2021.
Net revenue increased $584 million (15.0 percent) in 2022, compared with 2021. Net interest income, on a taxable-

equivalent basis, increased $615 million (21.6 percent) in 2022, compared with 2021, primarily due to higher loan and interest-bearing deposit balances, including those balances related to MUB, and the impact of higher rates on the margin benefit from deposits, partially offset by lower spreads on loans and lower noninterest-bearing deposits. Noninterest income decreased $31 million (3.0 percent) in 2022, compared with 2021, primarily due to lower commercial products revenue due to lower capital markets revenue, partially offset by higher trading revenue.
Noninterest expense increased $131 million (7.5 percent) in 2022, compared with 2021, primarily due to higher FDIC insurance expense, higher net shared services expense driven by investment in support of business growth and the impacts of the MUB acquisition, as well as higher compensation and employee benefits expense primarily due to merit increases and hiring to support business growth, partially offset by lower performance-based incentives related to capital markets activity. The provision for credit losses increased $84 million in 2022, compared with 2021, primarily due to loan loss provisions supporting growth in loan balances.
Consumer and Business Banking
Consumer and Business Banking comprises consumer banking, small business banking and consumer lending. Products and services are delivered through banking offices, telephone servicing and sales, on-line
services, direct mail, ATM processing, mobile devices, distributed mortgage loan officers, and intermediary relationships including auto dealerships, mortgage banks, and strategic business partners. Consumer and Business Banking contributed $1.8 billion of the Company’s net income in 2022, or a decrease of $551 million (23.4 percent), compared with 2021.
Net revenue decreased $121 million (1.4 percent) in 2022, compared with 2021. Noninterest income decreased $940 million (37.7 percent) in 2022, compared with 2021, primarily due to lower mortgage banking revenue reflecting lower application volume, lower related gain on sale margins and lower performing loan sales, partially offset by an increase in the fair value of MSRs, net of hedging activities. Net interest income, on a taxable-equivalent basis, increased $819 million (13.5 percent) in 2022, compared with 2021, reflecting the favorable impact of higher rates on the margin benefit of deposits, partially offset by lower spreads on loans and lower loan fees.
Noninterest expense increased $249 million (4.5 percent) in 2022, compared with 2021, primarily due to increases in net shared services expense due to investments in digital capabilities and the impact of the MUB acquisition, as well as lower capitalized loan costs driven by lower mortgage production, partially offset by lower compensation and employee benefits expense and related loan expenses due to lower mortgage production. The provision for credit losses increased $364 million in 2022, compared with 2021, due to the impacts of balance sheet repositioning and capital management actions taken in the fourth quarter of 2022 in connection with the acquisition, along with loan balance growth and more favorable credit trends in 2021.
Wealth Management and Investment Services
Wealth Management and Investment Services provides private banking, financial advisory services, investment management, retail brokerage services, insurance, trust, custody and fund servicing through four businesses: Wealth Management, Global Corporate Trust & Custody, U.S. Bancorp Asset Management and Fund Services. Wealth Management and Investment Services contributed $1.3 billion of the Company’s net income in 2022, or an increase of $471 million (55.9 percent), compared with 2021.
Net revenue increased $953 million (29.6 percent) in 2022, compared with 2021. Net interest income, on a taxable-equivalent basis, increased $622 million (62.1 percent) in 2022, compared with 2021, primarily due to the favorable impact of higher rates on the margin benefit from deposits. Noninterest income increased $331 million (14.9 percent) in 2022, compared with 2021, primarily driven by higher trust and investment management fees reflecting lower money market fund fee waivers, the impact of the PFM acquisition and core business growth, partially offset by the impact of unfavorable market conditions.
Noninterest expense increased $323 million (15.4 percent) in 2022, compared with 2021, reflecting higher compensation and employee benefits expense as a result of merit increases, the PFM acquisition, core business growth and performance-based incentives, as well as higher net shared services expense driven by investment in support of business growth and the impact of the MUB acquisition.
Payment Services
Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate, government and purchasing card services and merchant processing. Payment Services contributed $1.3 billion of the Company’s net income in 2022, or a decrease of $380 million (22.3 percent), compared with 2021.
Net revenue increased $290 million (4.8 percent) in 2022, compared with 2021. Net interest income, on a taxable-equivalent basis, increased $41 million (1.7 percent) in 2022, compared with 2021, primarily due to higher loan balances, higher loan fees and higher loan yields driven by higher interest rates, partially offset by higher funding costs. Noninterest income increased $249 million (7.0 percent) in 2022, compared with 2021, mainly due to continued strengthening of consumer and business spending across most sectors. As a result, there was strong growth in corporate payment products revenue driven by improving business spending across all product groups. In addition, merchant processing services revenue increased due to higher sales volume and higher merchant fees, partially offset by the impact of foreign currency rate changes in Europe.
Noninterest expense increased $165 million (4.9 percent) in 2022, compared with 2021, reflecting higher net shared services expense driven by investment in infrastructure and technology development, in addition to higher compensation and employee benefits expense as a result of merit increases and core business growth. The provision for credit losses increased $631 million in 2022, compared with 2021, primarily due to the impacts of increasing delinquency rates, along with stronger growth in loan balances.

TABLE 23	Line of Business Financial Performance

	Corporate and Commercial Banking			Consumer and Business Banking			Wealth Management and Investment Services
Year Ended December 31 (Dollars in Millions)	2022	2021	Percent Change	2022	2021	Percent Change	2022	2021	Percent Change
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$3,468	$2,853	21.6%	$6,904	$6,085	13.5%	$1,624	$1,002	62.1%
Noninterest income	1,008	1,039	(3.0)	1,556	2,496	(37.7)	2,553	2,222	14.9
Total net revenue	4,476	3,892	15.0	8,460	8,581	(1.4)	4,177	3,224	29.6
Noninterest expense	1,872	1,741	7.5	5,824	5,575	4.5	2,417	2,094	15.4
Income (loss) before provision and income taxes	2,604	2,151	21.1	2,636	3,006	(12.3)	1,760	1,130	55.8
Provision for credit losses	149	65	*	228	(136)	*	9	7	28.6
Income (loss) before income taxes	2,455	2,086	17.7	2,408	3,142	(23.4)	1,751	1,123	55.9
Income taxes and taxable-equivalent adjustment	614	522	17.6	602	785	(23.3)	438	281	55.9
Net income (loss)	1,841	1,564	17.7	1,806	2,357	(23.4)	1,313	842	55.9
Net (income) loss attributable to noncontrolling interests	—	—	—	—	—	—	—	—	—
Net income (loss) attributable to U.S. Bancorp	$1,841	$1,564	17.7	$1,806	$2,357	(23.4)	$1,313	$842	55.9
Average Balance Sheet
Loans	$127,916	$103,404	23.7	$145,079	$140,890	3.0	$22,410	$18,095	23.8
Goodwill	1,915	1,715	11.7	3,249	3,429	(5.2)	1,720	1,628	5.7
Other intangible assets	57	5	*	3,785	2,761	37.1	308	84	*
Assets	143,370	115,423	24.2	160,713	161,385	(.4)	26,036	21,303	22.2
Noninterest-bearing deposits	57,451	61,991	(7.3)	32,256	33,063	(2.4)	24,721	24,663	.2
Interest-bearing deposits	97,169	71,711	35.5	167,938	157,592	6.6	73,461	76,000	(3.3)
Total deposits	154,620	133,702	15.6	200,194	190,655	5.0	98,182	100,663	(2.5)
Total U.S. Bancorp shareholders’ equity	14,403	13,906	3.6	12,550	12,319	1.9	3,675	3,154	16.5

	Payment Services			Treasury and Corporate Support			Consolidated Company
Year Ended December 31 (Dollars in Millions)	2022	2021	Percent Change	2022	2021	Percent Change	2022	2021	Percent Change
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$2,498	$2,457	1.7%	$352	$203	73.4%	$14,846	$12,600	17.8%
Noninterest income	3,799	3,550	7.0	540	920	(41.3)	9,456	10,227	(7.5)
Total net revenue	6,297	6,007	4.8	892	1,123	(20.6)	24,302	22,827	6.5
Noninterest expense	3,551	3,386	4.9	1,242	932	33.3	14,906	13,728	8.6
Income (loss) before provision and income taxes	2,746	2,621	4.8	(350)	191	*	9,396	9,099	3.3
Provision for credit losses	980	349	*	611	(1,458)	*	1,977	(1,173)	*
Income (loss) before income taxes	1,766	2,272	(22.3)	(961)	1,649	*	7,419	10,272	(27.8)
Income taxes and taxable-equivalent adjustment	442	568	(22.2)	(515)	131	*	1,581	2,287	(30.9)
Net income (loss)	1,324	1,704	(22.3)	(446)	1,518	*	5,838	7,985	(26.9)
Net (income) loss attributable to noncontrolling interests	—	—	—	(13)	(22)	40.9	(13)	(22)	40.9
Net income (loss) attributable to U.S. Bancorp	$1,324	$1,704	(22.3)	$(459)	$1,496	*	$5,825	$7,963	(26.8)
Average Balance Sheet
Loans	$34,627	$30,856	12.2	$3,541	$3,720	(4.8)	$333,573	$296,965	12.3
Goodwill	3,305	3,184	3.8	—	—	—	10,189	9,956	2.3
Other intangible assets	423	507	(16.6)	4	—	*	4,577	3,357	36.3
Assets	41,109	36,549	12.5	220,921	221,872	(.4)	592,149	556,532	6.4
Noninterest-bearing deposits	3,410	4,861	(29.8)	2,556	2,626	(2.7)	120,394	127,204	(5.4)
Interest-bearing deposits	162	145	11.7	3,260	1,629	*	341,990	307,077	11.4
Total deposits	3,572	5,006	(28.6)	5,816	4,255	36.7	462,384	434,281	6.5
Total U.S. Bancorp shareholders’ equity	8,235	7,642	7.8	11,553	16,789	(31.2)	50,416	53,810	(6.3)
*	Not meaningful

Treasury and Corporate Support
Treasury and Corporate Support includes the Company’s investment portfolios, funding, capital management, interest rate risk management, income taxes not allocated to the business lines, including most investments in tax-advantaged
projects, and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis. Treasury and Corporate Support recorded a net loss of $459 million in 2022, compared with net income of $1.5 billion in 2021.
Net revenue decreased $231 million (20.6 percent) in 2022, compared with 2021. Noninterest income decreased $380 million (41.3 percent) in 2022, compared with 2021, primarily due to the impacts of balance sheet repositioning and capital management actions taken in the fourth quarter of 2022 associated with the acquisition of MUB, partially offset by higher tax-advantaged
investment syndication revenue. Net interest income, on a taxable-equivalent basis, increased $149 million (73.4 percent) in 2022, compared with 2021, primarily due to higher yields on the investment securities portfolio and interest-bearing deposits with banks, mostly offset by higher funding costs.
Noninterest expense increased $310 million (33.3 percent) in 2022, compared with 2021, primarily due to merger and integration charges associated with the acquisition of MUB, other accruals and higher compensation and employee benefits expense reflecting merit increases and hiring to support business growth, partially offset by lower net shared services expense. The provision for credit losses was $2.1 billion higher in 2022, compared with 2021, primarily due to the initial provision for credit losses recorded in the fourth quarter of 2022 related to the MUB acquisition and additional impacts to the allowance for credit losses related to increasing economic uncertainty in the current year, compared to improving economic conditions in the prior year.
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

The following tables show the Company’s calculation of these non-GAAP
financial measures:

At December 31 (Dollars in Millions)	2022	2021
Total equity	$51,232	$55,387
Preferred stock	(6,808)	(6,371)
Noncontrolling interests	(466)	(469)
Goodwill (net of deferred tax liability) (1)	(11,395)	(9,323)
Intangible assets (net of deferred tax liability), other than mortgage servicing rights	(2,792)	(785)

Tangible common equity (a)	29,771	38,439
Common equity tier 1 capital, determined in accordance with transitional regulatory capital requirements related to the CECL methodology implementation	41,560	41,701
Adjustments (2)	(1,299)	(1,733)

Common equity tier 1 capital, reflecting the full implementation of the CECL methodology (b)	40,261	39,968
Total assets	674,805	573,284
Goodwill (net of deferred tax liability) (1)	(11,395)	(9,323)
Intangible assets (net of deferred tax liability), other than mortgage servicing rights	(2,792)	(785)

Tangible assets (c)	660,618	563,176
Risk-weighted assets, determined in accordance with prescribed regulatory capital requirements effective for the Company (d)	496,500	418,571
Adjustments (3)	(620)	(357)

Risk-weighted assets, reflecting the full implementation of the CECL methodology (e)	495,880	418,214

Ratios
Tangible common equity to tangible assets (a)/(c)	4.5%	6.8%
Tangible common equity to risk-weighted assets (a)/(d)	6.0	9.2
Common equity tier 1 capital to risk-weighted assets, reflecting the full implementation of the CECL methodology (b)/(e)	8.1	9.6

	Year Ended December 31
	2022	2021	2020
Net interest income	$14,728	$12,494	$12,825
Taxable-equivalent adjustment (4)	118	106	99

Net interest income, on a taxable-equivalent basis	14,846	12,600	12,924
Net interest income, on a taxable-equivalent basis (as calculated above)	14,846	12,600	12,924
Noninterest income	9,456	10,227	10,401
Less: Securities gains (losses), net	20	103	177

Total net revenue, excluding net securities gains (losses) (f)	24,282	22,724	23,148
Noninterest expense (g)	14,906	13,728	13,369
Efficiency ratio (g)/(f)	61.4%	60.4%	57.8%

	Year Ended December 31, 2022
	Net Revenue	Net Revenue as a Percent of the Consolidated Company	Net Revenue as a Percent of the Consolidated Company Excluding Treasury and Corporate Support
Corporate and Commercial Banking	$4,476	18%	19%
Consumer and Business Banking	8,460	35	36
Wealth Management and Investment Services	4,177	17	18
Payment Services	6,297	26	27

Treasury and Corporate Support	892	4

Consolidated Company	24,302	100%

Less: Treasury and Corporate Support	892

Consolidated Company excluding Treasury and Corporate Support	$23,410		100%
(1)	Includes goodwill related to certain investments in unconsolidated financial institutions per prescribed regulatory requirements.
(2)	Includes the estimated increase in the allowance for credit losses related to the adoption of the CECL methodology net of deferred taxes.
(3)	Includes the impact of the estimated increase in the allowance for credit losses related to the adoption of the CECL methodology.
(4)	Based on federal income tax rate of 21 percent for those assets and liabilities whose income or expense is not included for federal income tax purposes.

	Year Ended December 31		Percent Change
(Dollars in Millions)	2022	2021
Net interest income	$14,728	$12,494
Taxable-equivalent adjustment (1)	118	106

Net interest income, on a taxable-equivalent basis	14,846	12,600

Net interest income, on a taxable-equivalent basis (as calculated above)	14,846	12,600
Noninterest income	9,456	10,227

Total net revenue	24,302	22,827	6.5	%(a)
Less: MUB net revenue	302	—
Less: Notable items (2)	(399)	—

Total net revenue, excluding MUB and notable items	24,399	22,827	6.9	%(b)
Noninterest expense	14,906	13,728	8.6	%(c)
Less: MUB noninterest expense	221	—
Less: Notable items (3)	329	—

Total noninterest expense, excluding MUB and notable items	14,356	13,728	4.6	%(d)
Operating leverage (a) - (c)	(2.1)%
Operating leverage, excluding MUB and notable items (b) - (d)	2.3%
(1)	Based on a federal income tax rate of 21 percent for those assets and liabilities whose income or expense is not included for federal income tax purposes.
(2)
Represents $399 million of losses primarily related to interest rate economic hedges, entered into after regulatory approval was obtained, to manage the impact of interest rate volatility on capital prior to closing the MUB acquisition.

(3)	Represents $329 million of merger and integration charges.

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
The methods utilized to estimate the allowance for credit losses, key assumptions and quantitative and qualitative information considered by management in determining the appropriate allowance for credit losses at December 31, 2022 are discussed in the “Credit Risk Management” section. Although methodologies utilized to determine each element of the allowance reflect management’s assessment of credit risk, imprecision exists in these measurement tools due in part to subjective judgments involved and an inherent lag in the data available to quantify current conditions and events that affect credit loss reserve estimates.
Given the many quantitative variables and subjective factors affecting the credit portfolio, changes in the allowance for credit losses may not directly coincide with changes in risk ratings or delinquency status within loan and lease portfolios. This is in part due to the timing of the risk rating process in relation to changes in the business cycle, the exposure and mix of loans within risk rating categories, levels of nonperforming loans and the timing of charge-offs and expected recoveries. The allowance for credit losses measures the expected loss content on the remaining portfolio exposure, while nonperforming loans and net charge-offs are measures of specific impairment events that have already been confirmed. Therefore, the degree of change in the forward-looking expected loss in the allowance may differ from the level of changes in nonperforming loans and net charge-offs. Management maintains an appropriate allowance for credit losses by updating allowance rates to reflect changes in expected losses, including expected changes in economic or business cycle conditions. Some factors considered in determining the appropriate allowance for credit losses are more readily quantifiable while other factors require extensive qualitative judgment in determining the overall level of the allowance for credit losses.
The Company considers a range of economic scenarios in its determination of the allowance for credit losses. These scenarios are constructed with interrelated projections of multiple economic variables, and loss estimates are produced that consider the historical correlation of those economic variables with credit losses, and also the expectation that conditions will eventually normalize over the longer run. Scenarios worse than the Company’s expected outcome at December 31, 2022 include risks that inflationary pressures persist longer than anticipated, which could precipitate a moderate to severe recession that increases credit losses.
Under the range of economic scenarios considered, the allowance for credit losses would have been lower by $1.4 billion or higher by $2.1 billion. This range reflects the sensitivity of the allowance for credit losses specifically related to the scenarios and weights considered as of December 31, 2022, and does not consider other potential adjustments that could increase or decrease loss estimates calculated using alternative economic scenarios.
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
Fair Value Estimates
A portion of the Company’s assets and liabilities are carried at fair value on the Consolidated Balance Sheet, with changes in fair value recorded either through earnings or other comprehensive income (loss) in accordance with applicable accounting principles generally accepted in the United States. These include all of the Company’s available-for-sale
investment securities, derivatives and other trading instruments, MSRs and MLHFS. The estimation of fair value also affects other loans held for sale, which are recorded at the lower-of-cost-or-fair
value. The determination of fair value is important for certain other assets that are periodically evaluated for impairment using fair value estimates, including goodwill and other intangible assets, impaired loans, OREO and other repossessed assets. Refer to Note 3 of the Notes to Consolidated Financial Statements for additional information on fair value estimates of assets and liabilities assumed in the MUB acquisition.
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
and
15d-15(e)
under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon this evaluation, which excluded the operations of MUB as noted in the Report of Management below, the principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective.
During the most recently completed fiscal quarter, there was no change made in the Company’s internal control over financial reporting (as defined in
Rules 13a-15(f)
and
15d-15(f)
under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
As permitted by Securities and Exchange Commission-issued guidance that an assessment of internal controls over financial reporting of a recently acquired business may be excluded from management’s evaluation of disclosure controls and procedures for up to a year from the date of acquisition, the Company has excluded MUB from management’s reporting on internal control over financial reporting as of December 31, 2022 as MUB was acquired by the Company during 2022. The Company will continue to evaluate the effectiveness of internal controls over financial reporting as it completes the integration of MUB with the Company and will make changes to its internal control framework, as necessary. The acquisition of MUB contributed $81.4 billion of assets, or 12 percent of the Company’s total assets, at December 31, 2022 and $281 million of revenue, or 1 percent of the Company’s total revenue for the year ended December 31, 2022.
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
Management assessed the effectiveness of the Company’s system of internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control-Integrated Framework (2013 framework). Based on its assessment and those criteria, which excluded the operations of MUB as noted below, management believes the Company designed and maintained effective internal control over financial reporting as of December 31, 2022.
In conducting the evaluation of the effectiveness of its system of internal control over financial reporting as of December 31, 2022, the Company has excluded the operations of MUB as permitted by the guidance issued by the Office of the Chief Accountant of the Securities and Exchange Commission (not to extend more than one year beyond the date of the acquisition or for more than one annual reporting period). In conducting the evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2022, the Company has excluded those disclosure controls and procedures of MUB that are subsumed by the system of internal control over financial reporting. The acquisition of MUB was completed on December 1, 2022. As of and for the year ended December 31, 2022, MUB’s assets represented approximately 12 percent of the Company’s consolidated assets and its revenues represented approximately 1 percent of the Company’s consolidated revenues. Refer to Note 3 of the Notes to Consolidated Financial Statements for further discussion of the acquisition and its impact on the Company’s consolidated financial statements.
The Company’s independent registered accountants, Ernst & Young LLP, have been engaged to render an independent professional opinion on the financial statements and issue an audit report on the Company’s internal control over financial reporting. Their opinion on the financial statements appearing on pages 66 to 68 and their audit report on internal control over financial reporting appearing on page 69 are based on procedures conducted in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of U.S. Bancorp
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of U.S. Bancorp (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 27, 2023 expressed an unqualified opinion thereon.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses
Description of the Matter
The Company’s loan and lease portfolio and the associated allowance for credit losses (ACL), were $388.2 billion and $7.4 billion as of December 31, 2022, respectively. The provision for credit losses was $2.0 billion for the year ended December 31, 2022. As discussed in Notes 1 and 6 to the financial statements, the ACL is established for current expected credit losses on the Company’s loan and lease portfolio, including unfunded credit commitments, by utilizing forward-looking expected loss models. When determining expected losses, the Company uses multiple probability weighted economic scenarios over a reasonable and supportable forecast period and then fully reverts to historical loss experience to estimate losses over the remaining asset lives. Model estimates are adjusted to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices or economic conditions that would affect the accuracy of the model. Additionally, management may adjust ACL for other qualitative factors such as model imprecision, imprecision in economic scenario assumptions, and emerging risks related to either changes in the environment that are affecting specific portfolio segments, or changes in portfolio concentrations.

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

With respect to expected loss models, with the support of specialists, we evaluated model calculation design and reperformed the calculation for a sample of models. We also tested the appropriateness of key inputs and assumptions used in these models by agreeing a sample of inputs to internal and external sources. As to model adjustments, with the support of specialists, we evaluated management’s estimate methodology and assessment of factors that could potentially impact the accuracy of expected loss models. We also recalculated a sample of model adjustments and tested internal and external data used by agreeing a sample of inputs to internal and external sources.

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

Fair Value of Acquired Loans Recognized as Part of the Acquisition of MUFG Union Bank

Description of the Matter
As described in Note 3 to the consolidated financial statements, the Company acquired MUFG Union Bank (MUB) on December 1, 2022. The transaction has been accounted for as a business combination and accordingly, the assets acquired and liabilities assumed from MUB were recorded at fair value as of the acquisition date.

The fair value of loans acquired from MUB was approximately $53.0 billion as of December 1, 2022. As disclosed by the Company, the fair value of acquired loans is based on a discounted cash flow methodology that considers credit loss and prepayment expectations, market interest rates and other market factors, such as liquidity.

Auditing the Company’s estimate of the fair value of acquired loans was complex due to the significant judgment required by management in developing the credit loss and prepayment expectations, and market interest rates used in the discounted cash flow methodology. This required a high degree of auditor judgment and effort in performing procedures and evaluating audit evidence obtained related to the significant judgments made by management and required the use of professionals with specialized skill and knowledge.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company’s process for estimating the acquired loans fair value, including management’s controls over: 1) developing credit loss and prepayment expectations and establishing market interest rates used in the discounted cash flow methodology, and 2) completeness and accuracy of key inputs and assumptions used in the discounted cash flow methodology, including loan data.

To test the estimated fair value of acquired loans, our audit procedures included, among others, involving valuation specialists to assist us in testing management’s methodology and significant assumptions used in measuring the fair value of the acquired loan portfolio. For example, we involved our specialists to develop, on a sample basis, independent expectations for credit losses, prepayments and market interest rates an
d compared m
anagement’s assumptions to the independently developed ranges based on third party market data. Additionally, we tested, on a sample basis, completeness and accuracy of the underlying loan data provided by management that was used in the discounted cash flow model. Lastly, on a sample basis, we performed independent comparative calculations of the fair value adjustment to the acquired loans. We searched for and evaluated information that corroborates or contradicts management’s selected assumptions, including current external economic information and historical Company-specific information.

Fair Value of Core Deposit Intangible Asset Recognized as Part of the MUB Acquisition

Description of the Matter
As described in Note 3 to the consolidated financial statements, the Company acquired MUB on December 1, 2022. The transaction has been accounted for as a business combination and accordingly, the assets acquired and liabilities assumed from MUB were recorded at fair value as of the acquisition date.

The fair value of the core deposit intangible (CDI) recognized was approximately $2.7 billion. To estimate the fair value of the CDI, management used a discounted cash flow methodology that considers estimates of deposit costs including cost of funds, net maintenance costs or servicing costs, client retention rates and alternative funding source costs, and a market discount rate.

How We Addressed the Matter in Our Audit
Auditing the Company’s estimate of the CDI fair value was complex due to the significant judgment required by management in developing the estimated net maintenance costs, client retention rates and alternative funding source costs used in the discounted cash flow model. This required a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence obtained related to the significant judgments made by management and required the use of professionals with specialized skill and knowledge.

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company’s process for estimating the CDI fair value, including management’s controls over: 1) developing net maintenance costs, client retention rates and alternative funding source cost assumptions used in the discounted cash flow model, and 2) completeness and accuracy of key inputs and significant assumptions used in the discounted cash flow model, including deposit data.

To test the estimated fair value of the CDI, our audit procedures included, among others, involving valuation specialists to assist us in testing management’s discounted cash flow methodology and significant assumptions used in measuring the fair value of the CDI. For example, we involved our specialists to develop independent expectations for net maintenance costs, client retention rates and alternative funding source costs, and compared management’s assumptions to our independently developed ranges. Additionally, we tested the completeness and accuracy of the deposit data used in the discounted cash flow model. We searched for and evaluated information that corroborates or contradicts management’s selected significant assumptions, including current external economic and historical Company-specific information.

We have served as the Company’s auditor since 2003.
Minneapolis, Minnesota
February 27, 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of U.S. Bancorp
Opinion on Internal Control over Financial Reporting
We have audited U.S. Bancorp’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, U.S. Bancorp (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.
As indicated in the accompanying Report of Management, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of MUFG Union Bank, which is included in the 2022 consolidated financial statements of the Company and constituted 12% of total assets and 1% of revenue, as of and for the year ended December 31, 2022. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of MUFG Union Bank.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 27, 2023 expressed an unqualified opinion thereon.
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

Minneapolis, Minnesota
February 27, 2023

Consolidated Financial Statements and Notes Table of Contents

U.S. Bancorp
Consolidated Balance Sheet

At December 31 (Dollars in Millions)	2022	2021

Assets
Cash and due from banks	$53,542	$28,905
Investment securities
Held-to-maturity (fair value $77,874 and $41,812, respectively)	88,740	41,858
Available-for-sale ($858 and $557 pledged as collateral, respectively) (a)	72,910	132,963
Loans held for sale (including $1,849 and $6,623 of mortgage loans carried at fair value, respectively)	2,200	7,775
Loans
Commercial	135,690	112,023
Commercial real estate	55,487	39,053
Residential mortgages	115,845	76,493
Credit card	26,295	22,500
Other retail	54,896	61,959

Total loans	388,213	312,028
Less allowance for loan losses	(6,936)	(5,724)

Net loans	381,277	306,304
Premises and equipment	3,858	3,305
Goodwill	12,373	10,262
Other intangible assets	7,155	3,738
Other assets (including $702 and $1,193 of trading securities at fair value pledged as collateral, respectively) (a)	52,750	38,174

Total assets	$674,805	$573,284

Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$137,743	$134,901
Interest-bearing	387,233	321,182

Total deposits	524,976	456,083
Short-term borrowings	31,216	11,796
Long-term debt	39,829	32,125
Other liabilities	27,552	17,893

Total liabilities	623,573	517,897
Shareholders’ equity
Preferred stock	6,808	6,371
Common stock, par value $0.01 a share — authorized: 4,000,000,000 shares; issued: 2022 and 2021—2,125,725,742 shares	21	21
Capital surplus	8,712	8,539
Retained earnings	71,901	69,201
Less cost of common stock in treasury: 2022 — 594,747,484 shares; 2021 — 642,223,571 shares	(25,269)	(27,271)
Accumulated other comprehensive income (loss)	(11,407)	(1,943)

Total U.S. Bancorp shareholders’ equity	50,766	54,918
Noncontrolling interests	466	469

Total equity	51,232	55,387

Total liabilities and equity	$674,805	$573,284
(a)	Includes only collateral pledged by the Company where counterparties have the right to sell or pledge the collateral.
See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Income

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2022	2021	2020

Interest Income
Loans	$13,603	$10,747	$12,018
Loans held for sale	201	232	216
Investment securities	3,378	2,365	2,428
Other interest income	763	143	178

Total interest income	17,945	13,487	14,840

Interest Expense
Deposits	1,872	320	950
Short-term borrowings	565	70	141
Long-term debt	780	603	924

Total interest expense	3,217	993	2,015

Net interest income	14,728	12,494	12,825
Provision for credit losses	1,977	(1,173)	3,806

Net interest income after provision for credit losses	12,751	13,667	9,019

Noninterest Income
Card revenue	1,512	1,507	1,338
Corporate payment products revenue	698	575	497
Merchant processing services	1,579	1,449	1,261
Trust and investment management fees	2,209	1,832	1,736
Service charges	1,298	1,338	1,245
Commercial products revenue	1,105	1,102	1,143
Mortgage banking revenue	527	1,361	2,064
Investment products fees	235	239	192
Securities gains (losses), net	20	103	177
Other	273	721	748

Total noninterest income	9,456	10,227	10,401

Noninterest Expense
Compensation and employee benefits	9,157	8,728	7,938
Net occupancy and equipment	1,096	1,048	1,092
Professional services	529	492	430
Marketing and business development	456	366	318
Technology and communications	1,726	1,728	1,582
Other intangibles	215	159	176
Merger and integration charges	329	–	–
Other	1,398	1,207	1,833

Total noninterest expense	14,906	13,728	13,369

Income before income taxes	7,301	10,166	6,051
Applicable income taxes	1,463	2,181	1,066

Net income	5,838	7,985	4,985
Net (income) loss attributable to noncontrolling interests	(13)	(22)	(26)

Net income attributable to U.S. Bancorp	$5,825	$7,963	$4,959

Net income applicable to U.S. Bancorp common shareholders	$5,501	$7,605	$4,621

Earnings per common share	$3.69	$5.11	$3.06
Diluted earnings per common share	$3.69	$5.10	$3.06
Average common shares outstanding	1,489	1,489	1,509
Average diluted common shares outstanding	1,490	1,490	1,510
See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Comprehensive Income

Year Ended December 31 (Dollars in Millions)	2022	2021	2020
Net income	$5,838	$7,985	$4,985

Other Comprehensive Income (Loss)
Changes in unrealized gains (losses) on investment securities available-for-sale	(13,656)	(3,698)	2,905
Changes in unrealized gains (losses) on derivative hedges	(75)	125	(194)
Foreign currency translation	(10)	35	2
Changes in unrealized gains (losses) on retirement plans	526	400	(401)
Reclassification to earnings of realized (gains) losses	544	104	(42)
Income taxes related to other comprehensive income (loss)	3,207	769	(575)

Total other comprehensive income (loss)	(9,464)	(2,265)	1,695

Comprehensive income (loss)	(3,626)	5,720	6,680
Comprehensive (income) loss attributable to noncontrolling interests	(13)	(22)	(26)

Comprehensive income (loss) attributable to U.S. Bancorp	$(3,639)	$5,698	$6,654
See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Shareholders’ Equity

	U.S. Bancorp Shareholders
(Dollars and Shares in Millions, Except Per Share Data)	Common Shares Outstanding	Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total U.S. Bancorp Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance December 31, 2019	1,534	$5,984	$21	$8,475	$63,186	$(24,440)	$(1,373)	$51,853	$630	$52,483
Change in accounting principle (a)					(1,099)			(1,099)		(1,099)
Net income (loss)					4,959			4,959	26	4,985
Other comprehensive income (loss)							1,695	1,695		1,695
Preferred stock dividends (b)					(304)			(304)		(304)
Common stock dividends ($1.68 per share)					(2,541)			(2,541)		(2,541)
Issuance of preferred stock		486						486		486
Call of preferred stock		(487)			(13)			(500)		(500)
Issuance of common and treasury stock	4			(154)		171		17		17
Purchase of treasury stock	(31)					(1,661)		(1,661)		(1,661)
Distributions to noncontrolling interests								—	(25)	(25)
Net other changes in noncontrolling interests								—	(1)	(1)
Stock option and restricted stock grants				190				190		190

Balance December 31, 2020	1,507	$5,983	$21	$8,511	$64,188	$(25,930)	$322	$53,095	$630	$53,725

Net income (loss)					7,963			7,963	22	7,985
Other comprehensive income (loss)							(2,265)	(2,265)		(2,265)
Preferred stock dividends (c)					(303)			(303)		(303)
Common stock dividends ($1.76 per share)					(2,630)			(2,630)		(2,630)
Issuance of preferred stock		2,221						2,221		2,221
Call and redemption of preferred stock		(1,833)			(17)			(1,850)		(1,850)
Issuance of common and treasury stock	5			(169)		215		46		46
Purchase of treasury stock	(28)					(1,556)		(1,556)		(1,556)
Distributions to noncontrolling interests								—	(20)	(20)
Purchase of noncontrolling interests								—	(167)	(167)
Net other changes in noncontrolling interests								—	4	4
Stock option and restricted stock grants				197				197		197

Balance December 31, 2021	1,484	$6,371	$21	$8,539	$69,201	$(27,271)	$(1,943)	$54,918	$469	$55,387

Net income (loss)					5,825			5,825	13	5,838
Other comprehensive income (loss)							(9,464)	(9,464)		(9,464)
Preferred stock dividends (d)					(296)			(296)		(296)
Common stock dividends ($1.88 per share)					(2,829)			(2,829)		(2,829)
Issuance of preferred stock		437						437		437
Issuance of common and treasury stock	48			(32)		2,071		2,039		2,039
Purchase of treasury stock	(1)					(69)		(69)		(69)
Distributions to noncontrolling interests								—	(13)	(13)
Net other changes in noncontrolling interests								—	(3)	(3)
Stock option and restricted stock grants				205				205		205

Balance December 31, 2022	1,531	$6,808	$21	$8,712	$71,901	$(25,269)	$(11,407)	$50,766	$466	$51,232
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

(c)
Reflects dividends declared per share on the Company’s Series A, Series B, Series F, Series I, Series J, Series K, Series L, Series M and Series N
Non-Cumulative
Perpetual Preferred Stock of $3,548.61, $887.153, $1,625.00, $232.953, $1,325.00, $1,375.00, $937.50, $952.778 and $202.986, respectively.

(d)
Reflects dividends declared per share on the Company’s Series A, Series B, Series J, Series K, Series L, Series M, Series N and Series O
Non-Cumulative
Perpetual Preferred Stock of $3,965.458, $962.487, $1,325.00, $1,375.00, $937.50, $1,000.00, $925.00, and $1,050.00, respectively.

See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2022	2021	2020

Operating Activities
Net income attributable to U.S. Bancorp	$5,825	$7,963	$4,959
Adjustments to reconcile net income to net cash provided by operating activities
Provision for credit losses	1,977	(1,173)	3,806
Depreciation and amortization of premises and equipment	345	338	351
Amortization of intangibles	215	159	176
(Gain) loss on sale of loans held for sale	387	(1,135)	(2,193)
(Gain) loss on sale of securities and other assets	(188)	(398)	(344)
Loans originated for sale, net of repayments	(33,127)	(72,627)	(67,449)
Proceeds from sales of loans held for sale	38,895	74,315	65,468
Other, net	6,790	2,428	(1,058)

Net cash provided by operating activities	21,119	9,870	3,716

Investing Activities
Proceeds from sales of available-for-sale investment securities	36,391	16,075	15,596
Proceeds from maturities of held-to-maturity investment securities	5,759	1,093	—
Proceeds from maturities of available-for-sale investment securities	14,927	41,199	40,639
Purchases of held-to-maturity investment securities	(7,091)	(1,088)	—
Purchases of available-for-sale investment securities	(24,592)	(99,045)	(68,662)
Net (increase) decrease in loans outstanding	(27,318)	(17,459)	6,350
Proceeds from sales of loans	4,420	6,183	2,250
Purchases of loans	(2,113)	(4,466)	(11,622)
Net decrease in securities purchased under agreements to resell	252	18	645
Net cash received from (paid for) acquisitions	12,257	(661)	(556)
Other, net	(5,392)	664	(80)

Net cash provided by (used in) investing activities	7,500	(57,487)	(15,440)

Financing Activities
Net (decrease) increase in deposits	(17,215)	26,313	67,854
Net increase (decrease) in short-term borrowings	15,213	30	(11,957)
Proceeds from issuance of long-term debt	8,732	2,626	14,501
Principal payments or redemption of long-term debt	(6,926)	(11,432)	(14,476)
Proceeds from issuance of preferred stock	437	2,221	486
Proceeds from issuance of common stock	21	43	15
Repurchase of preferred stock	(1,100)	(1,250)	—
Repurchase of common stock	(69)	(1,555)	(1,672)
Cash dividends paid on preferred stock	(299)	(308)	(300)
Cash dividends paid on common stock	(2,776)	(2,579)	(2,552)
Purchase of noncontrolling interests	—	(167)	—

Net cash (used in) provided by financing activities	(3,982)	13,942	51,899

Change in cash and due from banks	24,637	(33,675)	40,175
Cash and due from banks at beginning of period	28,905	62,580	22,405

Cash and due from banks at end of period	$53,542	$28,905	$62,580

Supplemental Cash Flow Disclosures
Cash paid for income taxes	$767	$535	$1,025
Cash paid for interest	2,717	1,061	2,199
Noncash transfer of available-for-sale investment securities to held-to-maturity	40,695	41,823	—
Net noncash transfers to foreclosed property	23	14	23

Acquisitions
Assets (sold) acquired	$106,209	$749	$828
Liabilities sold (assumed)	(95,753)	(88)	(272)

Net	$10,456	$661	$556
See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1	Significant Accounting Policies
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
On December 1, 2022, the Company acquired MUB’s core regional banking franchise from Mitsubishi UFJ Financial Group, Inc. The Company’s results for the year ended December 31, 2022 reflect MUB’s business operations for the month of December 2022 and the Company’s Consolidated Balance Sheet at December 31, 2022 includes MUB’s balances. Refer to Note 3 for additional information on this acquisition.
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
Purchased Loans
All purchased loans are recorded at fair value at the date of purchase and those acquired on or after January 1,
2020 are divided into those considered purchased with more than insignificant credit deterioration (“PCD”) and those not considered PCD. An allowance for credit losses is established for each population and considers product mix, risk characteristics of the portfolio, delinquency status and refreshed loan-to-value
ratios when possible. The allowance established for purchased loans not considered PCD is recognized through provision expense upon acquisition, whereas the allowance established for loans considered PCD at acquisition is offset by an increase in the basis of the acquired loans. Any subsequent increases and decreases in the allowance related to purchased loans, regardless of PCD status, are recognized through provision expense, with charge-offs charged to the allowance
.
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
Multiple economic scenarios are considered over a three-year reasonable and supportable forecast period, which includes increasing consideration of historical loss experience over years two and three. These economic scenarios are constructed with interrelated projections of multiple economic variables, and loss estimates are produced that consider the historical correlation of those economic variables with credit losses. After the forecast period, the Company fully reverts to long-term historical loss experience, adjusted for prepayments and characteristics of the current loan and lease portfolio, to estimate losses over the remaining life of the portfolio. The economic scenarios are updated at least quarterly and are designed to provide a range of reasonable estimates, from better to worse than current expectations. Scenarios are weighted based on the Company’s expectation of economic conditions for the foreseeable future and reflect significant judgment and consideration of economic forecast uncertainty. Final loss estimates also consider factors affecting credit losses not reflected in the scenarios, due to the unique aspects of current conditions and expectations. These factors may include, but are not limited to, loan servicing practices, regulatory guidance, and/or fiscal and monetary policy actions.
The allowance recorded for credit losses utilizes forward-looking expected loss models to consider a variety of factors affecting lifetime credit losses. These factors include, but are not limited to, macroeconomic variables such as unemployment rates, real estate prices, gross domestic product levels, inflation, interest rates and corporate bonds spreads, as well as loan and borrower characteristics, such as internal risk ratings on commercial loans and consumer credit scores, delinquency status, collateral type and available valuation information, consideration of end-of-term
losses on lease residuals, and the remaining term of the loan, adjusted for expected prepayments. For each loan portfolio, model estimates are adjusted as necessary to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices, economic conditions or other factors that would affect the accuracy of the model. Expected credit loss estimates also include consideration of expected cash recoveries on loans previously charged-off
or expected recoveries on collateral dependent loans where recovery is expected through sale of the collateral. Where loans do not exhibit similar risk characteristics, an individual analysis is performed to consider expected credit losses. The allowance recorded for individually evaluated loans greater than $5 million in the commercial lending segment is based on an analysis utilizing expected cash flows discounted using the original effective interest rate, the observable market price of the loan, or the fair value of the collateral, less selling costs, for collateral-dependent loans as appropriate.
The allowance recorded for Troubled Debt Restructuring (“TDR”) loans in the consumer lending segment is determined on a homogenous pool basis utilizing expected cash flows discounted using the original effective interest rate of the pool. The expected cash flows on TDR loans consider subsequent payment defaults since modification, the borrower’s ability to pay under the restructured terms, and the timing and amount of payments. The allowance for collateral-dependent loans in the consumer lending segment is determined based on the fair value of the collateral less costs to sell. For commercial TDRs individually evaluated for impairment, attributes of the borrower are the primary factors in determining the allowance for credit losses. For smaller commercial loans collectively evaluated for impairment, historical loss experience is also incorporated into the allowance methodology applied to this category of loans.
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
Leases
The Company, as a lessor, originates retail and commercial leases either directly to the consumer or indirectly through dealer networks. Retail leases, primarily automobiles, have 3 to 5 year terms. Commercial leases may include high dollar assets such as aircraft or lower cost items such as office equipment. At lease inception, retail lease customers may be provided with an end-of-term
purchase option, which is based on the contractual residual value of the automobile at the expiration of the lease. Automobile leases do not typically contain options to extend or terminate the lease. Equipment leases may contain various types of purchase options. Some option amounts are a stated value, while others are determined using the fair market value at the time of option exercise.
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
Revenue Recognition
In the ordinary course of business, the Company recognizes income derived from various revenue generating activities. Certain revenues are generated from contracts where they are recognized when, or as services or products are transferred to customers for amounts the Company expects to be entitled. Revenue generating activities related to financial assets and liabilities are also recognized, including mortgage servicing fees, loan commitment fees, foreign currency remeasurements, and gains and losses on securities, equity investments and unconsolidated subsidiaries. Certain specific policies include the following:
Card Revenue
Card revenue includes interchange from credit and debit cards processed through card association networks, annual fees, and other transaction and account management fees. Interchange rates are generally set by the card associations and based on purchase volumes and other factors. The Company records interchange as services are provided. Transaction and account management fees are recognized as services are provided, except for annual fees which are recognized over the applicable period. Costs for rewards programs and certain payments to partners and card associations are also recorded within card revenue when services are provided. The Company predominately records card revenue within the Payment Services line of business.

Corporate Payment Products Revenue
Corporate payment products revenue primarily includes interchange from commercial card products processed through card association networks and revenue from proprietary network transactions. The Company records corporate payment products revenue as services are provided. Certain payments to card associations and customers are also recorded within corporate payment products revenue as services are provided. Corporate payment products revenue is recorded within the Payment Services line of business.

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
Service Charges
Service charges include fees received on deposit accounts under depository agreements with customers to provide access to deposited funds, serve as a custodian of funds, and when applicable, pay interest on deposits. Checking or savings accounts may contain fees for various services used on a day-to-day basis by a customer. Fees are recognized as services are delivered to and consumed by the customer, or as penalty fees are charged. Service charges also include revenue generated from ATM transaction processing and settlement services which is recognized at the time the services are performed. Certain payments to partners and card associations related to ATM processing services are also recorded within service charges as services are provided. Further, revenue generated from treasury management services are included in service charges and include fees for a broad range of products and services that enable customers to manage their cash more efficiently. These products and services include cash and investment management, receivables management, disbursement services, funds transfer services, and information reporting. Treasury management revenue is recognized as products and services are provided to customers. The Company reflects a discount calculated on monthly average collected customer balances. Service charges are reported primarily within the Corporate and Commercial Banking and Consumer and Business Banking lines of business.
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
Other Significant Policies
Goodwill and Other Intangible Assets
Goodwill is recorded on acquired businesses if the purchase price exceeds the fair value of the net assets acquired. Goodwill is not amortized but is subject, at a minimum, to annual tests for impairment at a reporting unit level. In certain situations, an interim impairment test may be required if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Determining the amount of goodwill impairment, if any, includes assessing whether the carrying value of a reporting unit exceeds its fair value. Other intangible assets are recorded at their fair value upon completion of a business acquisition or certain other transactions, and generally represent the value of customer contracts or relationships. Other intangible assets are amortized over their estimated useful lives, using straight-line and accelerated methods and are reviewed for impairment when indicators of impairment are present. Determining the amount of other intangible asset impairment, if any, includes assessing the present value of the estimated future cash flows associated with the intangible asset and comparing it to the carrying amount of the asset.
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
Pensions
For purposes of its pension plans, the Company utilizes its fiscal year-end
as the measurement date. At the measurement date, plan assets are determined based on fair value, generally representing observable market prices or the net asset value provided by the funds’ trustee or administrator. The actuarial cost method used to compute the pension liabilities and related expense is the projected unit credit method. The projected benefit obligation is principally determined based on the present value of projected benefit distributions at an assumed discount rate. The discount rate utilized is based on the investment yield of high quality corporate bonds available in the marketplace with maturities equal to projected cash flows of future benefit payments as of the measurement date. Periodic pension expense (or income) includes service costs, interest costs based on the assumed discount rate, the expected return on plan assets based on an actuarially derived market-related value and amortization of actuarial gains and losses. Service cost is included in compensation and employee benefits expense on the Consolidated Statement of Income, with all other components of periodic pension expense included in other noninterest expense on the Consolidated Statement of Income. Pension accounting reflects the long-term nature of benefit obligations and the investment horizon of plan assets, and can have the effect of reducing earnings volatility related to short-term changes in interest rates and market valuations. Actuarial gains and losses include the impact of plan amendments and various unrecognized gains and losses which are deferred, and to the extent exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets, are amortized over the future service periods of active employees or the remaining life expectancies of inactive participants. The market-related value utilized to determine the expected return on plan assets is based on fair value adjusted for the difference between expected returns and actual performance of plan assets. The unrealized difference between actual experience and expected returns is included in expense over a period of approximately 15 years for active employees and approximately 30 years for inactive participants. The overfunded or underfunded status of each plan is recorded as an asset or liability on the Consolidated Balance Sheet, with changes in that status recognized through other comprehensive income (loss).
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
Capitalized Software
The Company capitalizes certain costs associated with the acquisition or development of internal-use
software. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software’s expected useful life and reviewed for impairment on an ongoing basis. Estimated useful lives are generally 3 to 5 years, but may range up to 7 years.
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
Reference Interest Rate Transition
In March 2020, the Financial Accounting Standards Board (“FASB”) issued accounting guidance, providing temporary optional expedients and exceptions to the guidance in United States generally accepted accounting principles on contract modifications and hedge accounting, to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates. Under the guidance, a company can elect not to apply certain modification accounting requirements to contracts affected by reference rate transition, if certain criteria are met. A company that makes this election would not be required to remeasure the contracts at the modification date or reassess a previous accounting determination. This guidance also permits a company to elect various optional expedients that would allow it to continue applying hedge accounting for hedging relationships affected by reference rate transition, if certain criteria are met. The guidance is effective upon issuance and generally can be applied through December 31, 2024. The Company is applying certain optional expedients and exceptions for cash flow hedges and will continue to evaluate these for eligible contract modifications and hedging relationships.
Fair Value Hedging – Portfolio Layer Method
Effective January 1, 2023, the Company adopted accounting guidance, issued by the FASB in March 2022, related to fair value hedge accounting of portfolios of financial assets. This guidance permits a company to designate multiple hedging relationships on a single closed portfolio, resulting in a larger portion of the interest rate risk associated with such a portfolio being eligible to be hedged. The guidance also expands the scope of the method to include non-prepayable
financial assets and clarifies other technical questions from the original accounting guidance. The adoption of this guidance is not material to the Company’s financial statements.
Financial Instruments – Troubled Debt Restructurings and Vintage Disclosures
Effective January 1, 2023, the Company adopted accounting guidance, issued by the FASB in March 2022, related to the recognition and measurement of TDRs by creditors. This guidance removes the separate recognition and measurement requirements for TDRs by replacing them with a requirement for a company to apply existing accounting guidance to determine whether a modification results in a new loan or a continuation of an existing loan. This guidance also replaces existing TDR disclosures with similar but more expansive disclosures for certain modifications of receivables made to borrowers experiencing financial difficulty. Further, this guidance also requires companies to disclose current-period gross write-offs by year of origination for financing receivables. The adoption of this guidance is not material to the Company’s financial statements.

NOTE 3	Business Combinations
MUFG Union Bank Acquisition
On December 1, 2022, the Company acquired MUB’s core regional banking franchise from Mitsubishi UFJ Financial Group, Inc. Pursuant to the terms of a previously announced Share Purchase Agreement, the Company acquired all of the issued and outstanding shares of common stock of MUB for a purchase price consisting of
 $5.5
billion in cash and approximately
 44
million shares of common stock of the Company. Under the terms of the Share Purchase Agreement, the purchase price was based on MUB having a tangible book value of $6.25 billion at the closing of the acquisition. At the closing of the acquisition, MUB had
 $3.5
billion in capital over the $6.25
billion tangible book value target. The additional capital received is held at the MUB subsidiary and is required to be repaid to Mitsubishi UFJ Financial Group, Inc. on or prior to the fifth anniversary date of the completion of the purchase, in accordance with the terms of the Share Purchase Agreement. As such, it is recognized as debt at the parent company. The transaction excludes the purchase of substantially all of MUB’s Global Corporate & Investment Bank (other than certain deposits), certain middle and back office functions, and other assets. This transaction has been accounted for as a business combination. Accordingly, the assets acquired and liabilities assumed from MUB were recorded at fair value as of the acquisition date. The determination of fair value requires management to make estimates about discount rates, future expected cash flows, market conditions and other future events that are highly subjective in nature and subject to change. Fair value estimates related to the assets and liabilities from MUB are subject to adjustment for up to one year after the closing date of the acquisition as additional information becomes available. Valuations subject to adjustment include, but are not limited to, loans, certain deposits, certain other assets, customer relationships and the core deposit benefits intangible.
In connection with the transaction, the Company incurred $329 million of nonrecurring merger and integration charges during 2022 recorded within noninterest expense. These expenses are primarily comprised of personnel, legal, advisory and technology related costs.

The following table includes the fair value of consideration transferred and the preliminary fair value of the identifiable tangible and intangible assets and liabilities from MUB:

December 1, 2022 (Dollars in Millions)
Acquisition consideration
Cash	$5,500
Market value of shares of common stock	2,014

Total consideration transferred at acquisition close date	7,514
Discounted liability to Mitsubishi UFJ Financial Group, Inc. (a)	2,944

Total	$10,458

Fair Value of MUB assets and liabilities
Assets
Cash and due from banks	$17,757
Investment securities	22,725
Loans held for sale	2,220
Loans	53,374
Less allowance for loan losses	(336)

Net loans	53,038
Premises and equipment	646
Other intangible assets (excluding goodwill)	2,883
Other assets	4,719

Total assets	$103,988

Liabilities
Deposits	$86,108
Short-term borrowings	4,207
Long-term debt	2,584
Other liabilities	2,854

Total liabilities	95,753

Less: Net assets	$8,235

Goodwill	$2,223
(a)
Represents $3.5
billion of noninterest-bearing additional capital held by MUB upon close of the acquisition to be delivered to Mitsubishi UFJ Financial Group, Inc. on or prior to December 1, 2027, discounted at the Company’s 5-year unsecured borrowing rate as of the acquisition date, per authoritative accounting guidance.

Preliminary goodwill of
$
2.2

billion recorded in connection with the transaction resulted from the reputation, operating model and expertise of MUB. The amount of goodwill recorded reflects the increased market share and related synergies that are expected to result from the acquisition, and represents the excess purchase price over the estimated fair value of the net assets from MUB. The goodwill was allocated to the Company’s business segments on a preliminary basis and is not deductible for income tax purposes. Refer to Note 11 for the amount of goodwill allocated to each business segment in connection with the transaction.

The following table includes the fair value and unpaid principal balance of the loans from the MUB acquisition:

December 1, 2022 (Dollars in Millions)	Unpaid Principal Balance	Fair Value
Commercial	$11,771	$11,366
Commercial real estate	14,397	13,843
Residential mortgages	28,256	26,247
Credit card	299	212
Other retail	1,397	1,370
Total loans	$56,120	$53,038
Other intangible assets from the
MUB
acquisition, as of December 1, 2022, consisted of the following:

(Dollars in Millions)	Weighted-average Estimated Life	Amortization Method		Fair Value
Mortgage servicing rights	–	(a	)	$147
Core deposit benefits	10 years	Accelerated		2,710
Other	11 years	Accelerated		26

Total other intangible assets (excluding goodwill)				$2,883
(a)	Mortgage servicing rights are recorded at fair value and are not amortized.

Valuation Methodologies
The methods used to determine the fair values of the significant assets acquired
and liabilities a
ssumed
as part of the MU
B
acquisition are described below.
Cash and Due from Banks
The carrying amount of these assets is a reasonable estimate of fair value based on the short-term nature of these assets.
Investment Securities
Fair value estimates for the investment securities were determined by using quoted market prices for identical securities in active markets when available. For certain securities where quoted market prices were not readily available, the Company utilized a third-party pricing service. The third-party pricing service used a variety of methods that incorporated relevant market data to arrive at an estimate of what a buyer in the marketplace would have paid for these securities under current market conditions. These methods included the use of quoted prices for similar securities, inactive transaction prices and broker quotes, as well as discounted cash flow methodologies.
Loans Held for Sale
Fair value estimates for loans held for sale were valued based on quoted market prices, where available, and by comparison to instruments with similar collateral and risk profiles.
Loans
Fair value estimates for loans were based on discounted cash flow methodologies that considered credit loss and prepayment expectations, market interest rates and other market factors, such as liquidity, from the perspective of a market participant.

Loan cash flows were generated on an individual loan basis. The probability of default, loss given default, exposure at default and prepayment assumptions were the key factors in determining expected credit losses which were embedded into the estimated cash flows.

Core Deposit Benefits
This intangible asset represents the economic benefit created by certain client deposit relationships by way of favorable funding relative to alternative sources. The fair value was estimated utilizing the after-tax cost savings method of the income approach. Appropriate consideration was given to deposit costs including cost of funds, net maintenance costs or servicing costs, client retention and alternative funding source costs at the time of acquisition. The discount rate used was derived taking into account the estimated cost of equity, risk-free return rate and risk premium for the market and specific risk related to the asset’s cash flows.
Other Assets
Included in other assets are
tax-advantaged
investments promoting affordable housing. The fair value of these investments was estimated based on the value of the expected future benefits.
Deposits and Borrowed Funds
The fair values for deposits, short-term borrowings and long-term debt were estimated by discounting contractual cash flows using current market rates for instruments with similar maturities.

The following table presents financial results of MUB included in the Consolidated Statement of Income from the date of acquisition through December 31, 2022.

(Dollars in Millions)	One Month Ended December 31, 2022
Net interest income	$255
Noninterest income	(38	) (a)
Net income ( loss )	(562)
(a)	Includes realized losses on investment securities sold.
The following table presents unaudited pro forma results as if the acquisition of MUB by the Company occurred on January 1, 2021 and includes the impact of amortizing and accreting certain estimated purchase accounting adjustments such as intangible assets as well as fair value adjustments to investment securities, loans, deposits and long-term debt. The pro forma information does not necessarily reflect the results that would have occurred had the Company acquired MUB on January 1, 2021.

Year Ended December 31 (Dollars in Millions)	2022	2021
Net interest income	$17,541	$14,958
Noninterest income	10,068	11,071
Net income	7,184	7,187

The Company initially measures the amortized cost of a PCD loan by adding the acquisition date estimate of expected credit losses to the loan’s purchase price. The initial allowance for credit losses for PCD loans of $336 million was established through an adjustment to the MU
B
loan balance reflected in the related purchase accounting mark.
Non-PCD
loans and PCD loans had a fair value of $
48.5
billion and $
4.5
billion, respectively, at the
acquisition date with unpaid principal balances
of $51.0 billion and $5.1 billion, respectively. In accordance with authoritative accounting guidance, there was no carryover of the allowance for credit losses that had been previously recorded by MUB. Subsequent to acquisition, the Company recorded an allowance for credit losses primarily
on
non-PCD
loans of $662 million through an increase to the provision for credit losses.

The following table provides information about the determination of the purchase price of PCD loans at the acquisition date:

December 1, 2022 (Dollars in Millions)
Principal balance	$5,097
Allowance for credit losses at acquisition	(336)
Non-credit discount	(213)
Purchase price	$4,548

NOTE 4	Restrictions on Cash and Due from Banks

Banking regulators require bank subsidiaries to maintain minimum average reserve balances, either in the form of vault cash or reserve balances held with central banks or other financial institutions. The amount of required reserve balances were approximately $45 million and $78 million at December 31, 2022 and 2021, respectively. The Company held balances at central banks and other financial institutions of $41.6 billion and $23.0 billion at December 31, 2022 and 2021, respectively, to meet these
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

	2022				2021
(Dollars in Millions)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Held-to-maturity
U.S. Treasury and agencies	$1,344	$–	$(51)	$1,293	$–	$–	$–	$–
Mortgage-backed securities
Residential agency	85,693	2	(10,810)	74,885	41,858	2	(48)	41,812
Commercial agency	1,703	1	(8)	1,696	–	–	–	–
Total held-to-maturity	$88,740	$3	$(10,869)	$77,874	$41,858	$2	$(48)	$41,812
Available-for-sale
U.S. Treasury and agencies	$24,801	$1	$(2,769)	$22,033	$36,648	$205	$(244)	$36,609
Mortgage-backed securities
Residential agency	32,060	8	(2,797)	29,271	76,761	665	(347)	77,079
Commercial
Agency	8,736	–	(1,591)	7,145	8,633	53	(201)	8,485
Non-agency	7	–	–	7	–	–	–	–
Asset-backed securities	4,356	5	(38)	4,323	62	4	–	66
Obligations of state and political subdivisions	11,484	12	(1,371)	10,125	10,130	607	(20)	10,717
Other	6	–	–	6	7	–	–	7
Total available-for-sale	$81,450	$26	$(8,566)	$72,910	$132,241	$1,534	$(812)	$132,963

During 2022, the Company transferred $45.1 billion amortized cost ($40.7 billion fair value) of available-for-sale
investment securities to the
held-to-maturity
category to reflect its new intent for these securities.
Investment securities with a fair value of $15.3 billion at December 31, 2022, and $30.7 billion at December 31, 2021, were pledged to secure public, private and trust deposits, repurchase agreements and for other purposes required by contractual obligation or law. Included in these amounts were securities where the Company and certain counterparties have agreements granting the counterparties the right to sell or pledge the securities. Investment securities securing these types of arrangements had a fair value of $858 million at December 31, 2022, and $557 million at December 31, 2021.

The following table provides information about the amount of interest income from taxable and non-taxable
investment securities:

Year Ended December 31 (Dollars in Millions)	2022	2021	2020
Taxable	$3,081	$2,103	$2,201
Non-taxable	297	262	227
Total interest income from investment securities	$3,378	$2,365	$2,428

The following table provides information about the amount of gross gains and losses realized through the sales of available-for-sale
investment securities:

Year Ended December 31 (Dollars in Millions)	2022	2021	2020
Realized gains	$163	$122	$200
Realized losses	(143)	(19)	(23)
Net realized gains	$20	$103	$177
Income tax on net realized gains	$5	$26	$45

The Company conducts a regular assessment of its
available-for-sale
investment securities with unrealized losses to determine whether all or some portion of a security’s unrealized loss is related to credit and an allowance for credit losses is necessary. If the Company intends to sell or it is more likely than not the Company will be required to sell an investment security, the amortized cost of the security is written down to fair value. When evaluating credit losses, the Company considers various factors such as the nature of the investment security, the credit ratings or financial condition of the issuer, the extent of the unrealized loss, expected cash flows of underlying collateral, the existence of any government or agency guarantees, and market conditions. The Company measures the allowance for credit losses using market information where available and discounting the cash flows at the original effective rate of the investment security. The allowance for credit losses is adjusted each period through earnings and can be subsequently recovered. The allowance for credit losses on the Company’s available-for-sale
investment securities was immaterial at December 31, 2022 and December 31, 2021.

At December 31, 2022, certain investment securities had a fair value below amortized cost. The following table shows the gross unrealized losses and fair value of the Company’s available-for-sale
investment securities with unrealized losses, aggregated by investment category and length of time the individual investment securities have been in continuous unrealized loss positions, at December 31, 2022:

	Less Than 12 Months		12 Months or Greater		Total
(Dollars in Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury and agencies	$13,265	$(1,193)	$7,962	$(1,576)	$21,227	$(2,769)
Mortgage-backed securities
Residential agency	20,854	(1,461)	7,752	(1,336)	28,606	(2,797)
Commercial
Agency	2,029	(311)	5,115	(1,280)	7,144	(1,591)
Non-agency	7	–	–	–	7	–
Asset-backed securities	3,476	(38)	–	–	3,476	(38)
Obligations of state and political subdivisions	8,246	(944)	1,088	(427)	9,334	(1,371)
Other	–	–	4	–	4	–
Total investment securities	$47,877	$(3,947)	$21,921	$(4,619)	$69,798	$(8,566)

These unrealized losses primarily relate to changes in interest rates and market spreads subsequent to purchase of these available-for-sale
investment securities. U.S. Treasury and agencies securities and agency mortgage-backed securities are issued, guaranteed or otherwise supported by the United States government. The Company’s obligations of state and political subdivisions are generally high grade. Accordingly, the Company does not consider these unrealized losses to be credit-related and an allowance for credit losses is not necessary. In general, the issuers of the investment securities are contractually prohibited from prepayment at less than par, and the Company did not pay significant purchase premiums for these investment securities. At December 31, 2022, the Company had no plans to sell investment securities with unrealized losses, and believes it is more likely than not it would not be required to sell such investment securities before recovery of their amortized cost.
During the year ended December 31, 2022 and 2021, the Company did not purchase any investment securities that had more-than-insignificant credit deterioration.
All of the Company’s
held-to-maturity
investment securities are U.S. Treasury and agencies securities and highly rated agency mortgage-backed securities that are guaranteed or otherwise supported by the United States government and have no history of credit losses. Accordingly the Company does not expect to incur any credit losses on held-to-maturity
investment securities and has no allowance for credit losses recorded for these securities.

The following table provides information about the amortized cost, fair value and yield by maturity date of the investment securities outstanding at December 31, 2022:

(Dollars in Millions)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield (e)

Held-to-maturity
U.S. Treasury and Agencies
Maturing in one year or less	$–	$–	–	–%
Maturing after one year through five years	1,344	1,293	3.3	2.85
Maturing after five years through ten years	–	–	–	–
Maturing after ten years	–	–	–	–

Total	$1,344	$1,293	3.3	2.85%

Mortgage-Backed Securities (a)
Maturing in one year or less	$19	$19	.7	3.08%
Maturing after one year through five years	1,549	1,546	2.7	4.35
Maturing after five years through ten years	67,062	59,194	9.2	2.15
Maturing after ten years	18,766	15,822	10.2	2.05

Total	$87,396	$76,581	9.3	2.17%

Total held-to-maturity (b)	$88,740	$77,874	9.2	2.18%

Available-for-sale
U.S. Treasury and Agencies
Maturing in one year or less	$259	$259	.4	4.72%
Maturing after one year through five years	4,900	4,606	3.8	2.51
Maturing after five years through ten years	15,937	14,114	7.0	2.24
Maturing after ten years	3,705	3,054	12.0	2.97

Total	$24,801	$22,033	7.1	2.43%

Mortgage-Backed Securities (a)
Maturing in one year or less	$44	$43	.8	2.55%
Maturing after one year through five years	10,976	10,242	3.1	2.33
Maturing after five years through ten years	28,277	24,827	7.7	3.00
Maturing after ten years	1,506	1,311	11.2	3.54

Total	$40,803	$36,423	6.6	2.83%

Asset-Backed Securities
Maturing in one year or less	$3,429	$3,391	.6	4.25%
Maturing after one year through five years	500	503	2.8	5.68
Maturing after five years through ten years	427	429	5.3	6.00
Maturing after ten years	–	–	–	–

Total	$4,356	$4,323	1.3	4.59%

Obligations of State and Political Subdivisions (c) (d)
Maturing in one year or less	$106	$107	.2	5.12%
Maturing after one year through five years	1,756	1,747	3.7	4.72
Maturing after five years through ten years	1,341	1,286	8.3	4.10
Maturing after ten years	8,281	6,985	16.8	3.49

Total	$11,484	$10,125	13.6	3.76%

Other
Maturing in one year or less	$6	$6	.1	1.99%
Maturing after one year through five years	–	–	–	–
Maturing after five years through ten years	–	–	–	–
Maturing after ten years	–	–	–	–

Total	$6	$6	.1	1.99%

Total available-for-sale (b)	$81,450	$72,910	7.4	2.94%
(a)	Information related to asset and mortgage-backed securities included above is presented based upon weighted-average maturities that take into account anticipated future prepayments.
(b)
The weighted-average maturity of total
held-to-maturity
investment securities was 7.4 years at December 31, 2021, with a corresponding weighted-average yield of 1.45 percent. The weighted-average maturity of total available-for-sale
investment securities was 5.5 years at December 31, 2021, with a corresponding weighted-average yield of 1.73 percent.

(c)
Information related to obligations of state and political subdivisions is presented based upon yield to first optional call date if the security is purchased at a premium, and yield to maturity if the security is purchased at par or a discount.

(d)
Maturity calculations for obligations of state and political subdivisions are based on the first optional call date for securities with a fair value above par and the contractual maturity date for securities with a fair value equal to or below par.

(e)
Weighted-average yields for obligations of state and political subdivisions are presented on a fully-taxable equivalent basis based on a federal income tax rate of 21 percent. Yields on investment securities are computed based on amortized cost balances, excluding any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale
to
held-to
maturity.

NOTE 6	Loans and Allowance for Credit Losses
The composition of the loan portfolio at December 31, disaggregated by class and underlying specific portfolio type, was as follows:

(Dollars in Millions)	2022	2021

Commercial
Commercial	$131,128	$106,912
Lease financing	4,562	5,111

Total commercial	135,690	112,023

Commercial Real Estate
Commercial mortgages	43,765	28,757
Construction and development	11,722	10,296

Total commercial real estate	55,487	39,053

Residential Mortgages
Residential mortgages	107,858	67,546
Home equity loans, first liens	7,987	8,947

Total residential mortgages	115,845	76,493

Credit Card	26,295	22,500

Other Retail
Retail leasing	5,519	7,256
Home equity and second mortgages	12,863	10,446
Revolving credit	3,983	2,750
Installment	14,592	16,641
Automobile	17,939	24,866

Total other retail	54,896	61,959

Total loans	$388,213	$312,028

The Company had loans of $134.6 billion at December 31, 2022, and $92.1 billion at December 31, 2021, pledged at the Federal Home Loan Bank, and loans of $85.8 billion at December 31, 2022, and $76.9 billion at December 31, 2021, pledged at the Federal Reserve Bank.
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
Originated loans are reported at the principal amount outstanding, net of unearned interest and deferred fees and costs, and any partial charge-offs recorded. Purchased loans are recorded at fair value at the date of purchase. Net unearned interest and deferred fees and costs on originated loans and unamortized premiums and discounts on purchased loans amounted to $3.1 billion at December 31, 2022 and $475 million at December 31, 2021. The Company evaluates purchased loans for more-than-insignificant deterioration at the date of purchase in accordance with applicable authoritative accounting guidance. Purchased loans that have experienced more-than-insignificant deterioration from origination are considered purchased credit deteriorated loans. All other purchased loans are considered non-purchased
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

Activity in the allowance for credit losses by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans
Balance at December 31, 2021	$1,849	$1,123	$565	$1,673	$945	$6,155
Add
Allowance for acquired credit losses (a)	163	87	36	45	5	336
Provision for credit losses (b)	378	152	302	826	319	1,977
Deduct
Loans charged-off (c)	319	54	13	696	418	1,500
Less recoveries of loans charged-off	(92)	(17)	(36)	(172)	(120)	(437)

Net loan charge-offs (recoveries)	227	37	(23)	524	298	1,063
Other Changes	–	–	–	–	(1)	(1)

Balance at December 31, 2022	$2,163	$1,325	$926	$2,020	$970	$7,404

Balance at December 31, 2020	$2,423	$1,544	$573	$2,355	$1,115	$8,010
Add
Provision for credit losses	(471)	(419)	(40)	(170)	(73)	(1,173)
Deduct
Loans charged-off	222	29	18	686	253	1,208
Less recoveries of loans charged-off	(119)	(27)	(50)	(174)	(156)	(526)

Net loan charge-offs (recoveries)	103	2	(32)	512	97	682

Balance at December 31, 2021	$1,849	$1,123	$565	$1,673	$945	$6,155

Balance at December 31, 2019	$1,484	$799	$433	$1,128	$647	$4,491
Add
Change in accounting principle (d)	378	(122)	(30)	872	401	1,499
Provision for credit losses	1,074	1,054	158	1,184	336	3,806
Deduct
Loans charged-off	575	210	19	975	401	2,180
Less recoveries of loans charged-off	(62)	(23)	(31)	(146)	(132)	(394)

Net loan charge-offs (recoveries)	513	187	(12)	829	269	1,786

Balance at December 31, 2020	$2,423	$1,544	$573	$2,355	$1,115	$8,010
(a)	Represents allowance for purchased credit deteriorated and charged-off loans acquired from MUB.
(b)	Includes $662 million of provision for credit losses related to the acquisition of MUB.
(c)	Includes $179 million of total charge-offs primarily on loans previously charged-off by MUB, which were written up upon acquisition to unpaid principal balance as required by purchase accounting.
(d)
Effective January 1, 2020, the Company adopted accounting guidance which changed impairment recognition of financial instruments to a model that is based on expected losses rather than incurred losses.

The increase in the allowance for credit losses from December 31, 2021 to December 31, 2022 reflected $336 million for purchased credit deteriorated and charged-off loans acquired from MUB and the impact of MUB‘s provision for credit losses of
$662 million for loans acquired
, as well as the impact of
loan growth and
increased economic uncertainty.
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

The following table provides a summary of loans by portfolio class, including the delinquency status of those that continue to accrue interest, and those that are nonperforming:

	Accruing
(Dollars in Millions)	Current	30-89 Days Past Due	90 Days or More Past Due	Nonperforming (b)	Total

December 31, 2022
Commercial	$135,077	$350	$94	$169	$135,690
Commercial real estate	55,057	87	5	338	55,487
Residential mortgages (a)	115,224	201	95	325	115,845
Credit card	25,780	283	231	1	26,295
Other retail	54,382	309	66	139	54,896

Total loans	$385,520	$1,230	$491	$972	$388,213

December 31, 2021
Commercial	$111,270	$530	$49	$174	$112,023
Commercial real estate	38,678	80	11	284	39,053
Residential mortgages (a)	75,962	124	181	226	76,493
Credit card	22,142	193	165	–	22,500
Other retail	61,468	275	66	150	61,959

Total loans	$309,520	$1,202	$472	$834	$312,028
(a)
At December 31, 2022, $647 million of loans 30–89 days past due and $2.2 billion of loans 90 days or more past due purchased and that could be purchased from Government National Mortgage Association (“GNMA”) mortgage pools under delinquent loan repurchase options whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs, were classified as current, compared with $791 million and $1.5 billion at December 31, 2021, respectively.

(b)
Substantially all nonperforming loans at December 31, 2022 and 2021, had an associated allowance for credit losses. The Company recognized interest income on nonperforming loans of $19 million and $16 million for the years ended December 31, 2022 and 2021, respectively, compared to what would have been recognized at the original contracual terms of the loans of $34 million for both periods.

At December 31, 2022, total nonperforming assets held by the Company were $1.0 billion, compared with $878 million at December 31, 2021. Total nonperforming assets included $972 million of nonperforming loans, $23 million of OREO and $21 million of other nonperforming assets owned by the Company at December 31, 2022, compared with $834 million, $22 million and $22 million, respectively at December 31, 2021.
At December 31, 2022, the amount of foreclosed residential real estate held by the Company, and included in OREO, was $23 million, compared with $22 million at December 31, 2021. These amounts excluded $54 million and $22 million at December 31, 2022 and December 31, 2021, respectively, of foreclosed residential real estate related to mortgage loans whose payments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs. In addition, the amount of residential mortgage loans secured by residential real estate in the process of foreclosure at December 31, 2022 and December 31, 2021, was $1.1 billion and $696 million, respectively, of which $830 million and $555 million, respectively, related to loans purchased and that could be purchased from Government National Mortgage Association (“GNMA”) mortgage pools under delinquent loan repurchase options whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

The following table provides a summary of loans by portfolio class and the Company’s internal credit quality rating:

	December 31, 2022					December 31, 2021
		Criticized					Criticized
(Dollars in Millions)	Pass	Special Mention	Classified (a)	Total Criticized	Total	Pass	Special Mention	Classified (a)	Total Criticized	Total
Commercial
Originated in 2022	$61,229	$245	$315	$560	$61,789	$–	$–	$–	$–	$–
Originated in 2021	26,411	159	78	237	26,648	51,155	387	287	674	51,829
Originated in 2020	7,049	68	138	206	7,255	14,091	304	133	437	14,528
Originated in 2019	3,962	51	210	261	4,223	10,159	151	54	205	10,364
Originated in 2018	2,119	31	32	63	2,182	5,122	3	36	39	5,161
Originated prior to 2018	6,867	33	97	130	6,997	4,923	30	81	111	5,034
Revolving (b)	25,888	344	364	708	26,596	24,722	268	117	385	25,107
Total commercial	133,525	931	1,234	2,165	135,690	110,172	1,143	708	1,851	112,023
Commercial real estate
Originated in 2022	14,527	206	519	725	15,252	–	–	–	–	–
Originated in 2021	13,565	171	99	270	13,835	13,364	6	990	996	14,360
Originated in 2020	6,489	97	117	214	6,703	7,459	198	263	461	7,920
Originated in 2019	6,991	251	304	555	7,546	6,368	251	610	861	7,229
Originated in 2018	3,550	88	501	589	4,139	2,996	29	229	258	3,254
Originated prior to 2018	6,089	50	374	424	6,513	4,473	55	224	279	4,752
Revolving	1,489	–	10	10	1,499	1,494	1	43	44	1,538
Total commercial real estate	52,700	863	1,924	2,787	55,487	36,154	540	2,359	2,899	39,053
Residential mortgages (c)
Originated in 2022	28,452	–	–	–	28,452	–	–	–	–	–
Originated in 2021	39,527	–	7	7	39,534	29,882	–	3	3	29,885
Originated in 2020	16,556	–	8	8	16,564	15,948	1	8	9	15,957
Originated in 2019	7,222	–	18	18	7,240	6,938	–	36	36	6,974
Originated in 2018	2,934	–	26	26	2,960	2,889	–	30	30	2,919
Originated prior to 2018	20,724	–	371	371	21,095	20,415	–	342	342	20,757
Revolving	–	–	–	–	–	1	–	–	–	1
Total residential mortgages	115,415	–	430	430	115,845	76,073	1	419	420	76,493
Credit card (d)	26,063	–	232	232	26,295	22,335	–	165	165	22,500
Other retail
Originated in 2022	9,563	–	6	6	9,569	–	–	–	–	–
Originated in 2021	15,352	–	12	12	15,364	22,455	–	6	6	22,461
Originated in 2020	7,828	–	11	11	7,839	12,071	–	9	9	12,080
Originated in 2019	3,418	–	13	13	3,431	7,223	–	17	17	7,240
Originated in 2018	1,421	–	9	9	1,430	3,285	–	14	14	3,299
Originated prior to 2018	2,268	–	22	22	2,290	3,699	–	24	24	3,723
Revolving	14,029	–	98	98	14,127	12,532	–	112	112	12,644
Revolving converted to term	800	–	46	46	846	472	–	40	40	512
Total other retail	54,679	–	217	217	54,896	61,737	–	222	222	61,959
Total loans	$382,382	$1,794	$4,037	$5,831	$388,213	$306,471	$1,684	$3,873	$5,557	$312,028
Total outstanding commitments	$772,804	$2,825	$5,041	$7,866	$780,670	$662,363	$3,372	$5,684	$9,056	$671,419
Note:	Year of origination is based on the origination date of a loan, or for existing loans the date when the maturity date, pricing or commitment amount is amended.
(a)	Classified rating on consumer loans primarily based on delinquency status.
(b)	Includes an immaterial amount of revolving converted to term loans.
(c)
At December 31, 2022, $2.2 billion of GNMA loans 90 days or more past due and $1.0 billion of restructured GNMA loans whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs were classified with a pass rating, compared with $1.5 billion and $1.1 billion at December 31, 2021, respectively.

(d)	Predominately all credit card loans are considered revolving loans. Includes an immaterial amount of revolving converted to term loans.

Troubled Debt Restructurings
In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. The following table provides a summary of loans modified as TDRs for the years ended December 31, by portfolio class:

(Dollars in Millions)	Number of Loans	Pre-Modification Outstanding Loan Balance	Post-Modification Outstanding Loan Balance

2022
Commercial	2,259	$148	$134
Commercial real estate	75	50	47
Residential mortgages	1,699	475	476
Credit card	44,470	243	246
Other retail	2,514	89	85

Total loans, excluding loans purchased from GNMA mortgage pools	51,017	1,005	988
Loans purchased from GNMA mortgage pools	1,640	226	230

Total loans	52,657	$1,231	$1,218

2021
Commercial	2,156	$140	$127
Commercial real estate	112	193	179
Residential mortgages	977	329	328
Credit card	25,297	144	146
Other retail	2,576	74	67

Total loans, excluding loans purchased from GNMA mortgage pools	31,118	880	847
Loans purchased from GNMA mortgage pools	2,311	334	346

Total loans	33,429	$1,214	$1,193

2020
Commercial	3,423	$628	$493
Commercial real estate	149	262	218
Residential mortgages	1,176	402	401
Credit card	23,549	135	136
Other retail	4,027	117	114

Total loans, excluding loans purchased from GNMA mortgage pools	32,324	1,544	1,362
Loans purchased from GNMA mortgage pools	4,630	667	659

Total loans	36,954	$2,211	$2,021

Residential mortgages, home equity and second mortgages, and loans purchased from GNMA mortgage pools in the table above include trial period arrangements offered to customers during the periods presented. The post-modification balances for these loans reflect the current outstanding balance until a permanent modification is made. In addition, the post-modification balances typically include capitalization of unpaid accrued interest and/or fees under the various modification programs. At December 31, 2022, 4 residential mortgages, 5 home equity and second mortgage loans and 52 loans purchased from GNMA mortgage pools with outstanding balances of less than $1 million, less than $1 million and $6 million, respectively, were in a trial period and have estimated post-modification balances of less than $1 million, less than $1 million and $6 million, respectively, assuming permanent modification occurs at the end of the trial period.

The following table provides a summary of TDR loans that defaulted (fully or partially charged-off
or became 90 days or more past due) for the years ended December 31, that were modified as TDRs within 12 months previous to default:

(Dollars in Millions)	Number of Loans	Amount Defaulted

2022
Commercial	767	$24
Commercial real estate	20	11
Residential mortgages	235	28
Credit card	7,904	42
Other retail	307	5

Total loans, excluding loans purchased from GNMA mortgage pools	9,233	110
Loans purchased from GNMA mortgage pools	282	59

Total loans	9,515	$169

2021
Commercial	1,084	$32
Commercial real estate	16	7
Residential mortgages	81	9
Credit card	7,700	43
Other retail	714	11

Total loans, excluding loans purchased from GNMA mortgage pools	9,595	102
Loans purchased from GNMA mortgage pools	176	26

Total loans	9,771	$128

2020
Commercial	1,148	$80
Commercial real estate	50	30
Residential mortgages	38	5
Credit card	6,688	35
Other retail	307	4

Total loans, excluding loans purchased from GNMA mortgage pools	8,231	154
Loans purchased from GNMA mortgage pools	498	66

Total loans	8,729	$220

In addition to the defaults in the table above, the Company had a total of 16 residential mortgage loans, home equity and second mortgage loans and loans purchased from GNMA mortgage pools for the year ended December 31, 2022, where borrowers did not successfully complete the trial period arrangement and, therefore, are no longer eligible for a permanent modification under the applicable modification program. These loans had aggregate outstanding balances of $2 million for the year ended December 31, 2022.
As of December 31, 2022, the Company had $21 million of commitments to lend additional funds to borrowers whose terms of their outstanding owed balances have been modified in TDRs.

NOTE 7	Leases

The Company, as a lessor, originates retail and commercial leases either directly to the consumer or indirectly through dealer networks. Retail leases consist primarily of automobiles, while commercial leases may include high dollar assets such as aircraft or lower cost items such as office equipment.

The components of the net investment in sales-type and direct financing leases, at December 31, were as follows:

(Dollars in Millions)	2022	2021
Lease receivables	$8,731	$10,738
Unguaranteed residual values accruing to the lessor’s benefit	1,323	1,610

Total net investment in sales-type and direct financing leases	$10,054	$12,348

The Company, as a lessor, recorded $764 million, $888 million and $952 million of revenue on its Consolidated Statement of Income for the years ended December 31, 2022,
2021 and 2020, respectively, primarily consisting of interest income on sales-type and direct financing leases.

The contractual future lease payments to be received by the Company, at December 31, 2022, were as follows:

(Dollars in Millions)	Sales-type and direct financing leases	Operating leases
2023	$3,496	$134
2024	2,765	103
2025	1,665	69
2026	658	33
2027	284	18
Thereafter	447	26
Total lease payments	9,315	$383
Amounts representing interest	(584)
Lease receivables	$8,731

The Company, as lessee, leases certain assets for use in its operations. Leased assets primarily include retail branches, operations centers and other corporate locations, and, to a lesser extent, office and computer equipment. For each lease with an original term greater than 12 months, the Company records a lease liability and a corresponding right of use (“ROU”) asset. At December 31, 2022, the Company’s ROU assets included in premises and equipment and lease liabilities included in long-term debt and other liabilities, were $1.6 billion and $1.7 billion, respectively, compared with $1.2 billion of ROU assets and $1.3 billion of lease liabilities at December 31, 2021, respectively
.
Total costs incurred by the Company, as a lessee, were $390 million, $364 million and $374 million for the years ended December 31, 2022, 2021 and 2020, respectively, and principally related to contractual lease payments on operating leases. The Company’s leases do not impose significant covenants or other restrictions on the Company.

The following table presents amounts relevant to the Company’s assets leased for use in its operations for the years ended December 31:

(Dollars in Millions)	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$294	$288	$305
Operating cash flows from finance leases	4	5	6
Financing cash flows from finance leases	14	12	12
Right of use assets obtained in exchange for new operating lease liabilities	239	164	128
Right of use assets obtained in exchange for new finance lease liabilities	91	75	6

The following table presents the weighted-average remaining lease terms and discount rates of the Company’s assets leased for use in its operations at December 31:

	2022	2021
Weighted-average remaining lease term of operating leases (in years)	6.8	7.0
Weighted-average remaining lease term of finance leases (in years)	8.5	9.5
Weighted-average discount rate of operating leases	3.3%	2.7%
Weighted-average discount rate of finance leases	7.9%	9.3%
The contractual
future lease obligations of the Company at December 31, 2022, were as follows:

(Dollars in Millions)	Operating leases	Finance leases
2023	$369	$29
2024	318	51
2025	255	48
2026	198	33
2027	152	10
Thereafter	410	28
Total lease payments	1,702	199
Amounts representing interest	(202)	(22)
Lease liabilities	$1,500	$177

NOTE 8	Accounting for Transfers and Servicing of Financial Assets and Variable Interest
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
off-balance
sheet.
The Company also provides financial support primarily through the use of waivers of trust and investment management fees associated with various unconsolidated registered money market funds it manages. The Company discontinued providing this support beginning in the third quarter of 2022 due to rising interest rates in the current year. The Company provided $65 million, $250 million and $89 million of support to the funds during the years ended December 31, 2022, 2021 and 2020, respectively.
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
tax-advantaged
investments in tax expense of
$461 million, $508 million and $578 million for the years ended December 31, 2022, 2021 and 2020, respectively. The Company also recognized $527 million, $418 million and $414 million of investment tax credits for the years ended December 31, 2022, 2021 and 2020, respectively. The Company recognized $424 million, $468 million and $545 million of expenses related to all of these investments for the years ended December 31, 2022, 2021 and 2020, respectively, of which $359 million, $336 million and $367 million, respectively, were included in tax expense and the remaining amounts were included in noninterest expense.
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

The following table provides a summary of investments in community development and tax-advantaged
VIEs that the Company has not consolidated:

At December 31 (Dollars in Millions)	2022	2021
Investment carrying amount	$5,452	$4,484
Unfunded capital and other commitments	2,416	1,890
Maximum exposure to loss	9,761	9,899
The Company also has noncontrolling financial investments in private investment funds and partnerships considered to be VIEs, which are not consolidated. The Company’s recorded investment in these entities, carried in other assets on the Consolidated Balance Sheet, was approximately $177 million at December 31, 2022 and $40 million at December 31, 2021. The maximum exposure to loss related to these VIEs was $310 million at December 31, 2022 and $84 million at December 31, 2021, representing the Company’s investment balance and its unfunded commitments to invest additional amounts.

The Company also holds $3.4 billion of senior notes as available-for-sale investment securities. These senior notes were issued by third-party securitization vehicles that hold $4 billion of indirect auto loans that collateralize the senior notes. These VIEs are not consolidated by the Company.
The Company’s individual net investments in unconsolidated VIEs, which exclude any unfunded capital commitments, ranged from less than $1 million to $116 million at December 31, 2022, compared with less than $1 million to $75 million at
December 31, 2021.
The Company
is required to consolidate VIEs in which it has concluded it has a controlling financial interest. The Company sponsors entities to which it transfers its interests in tax-advantaged
investments to third parties. At December 31, 2022, approximately $5.9 billion of the Company’s assets and $4.2 billion of its liabilities included on the Consolidated Balance Sheet were related to community development and tax-advantaged
investment VIEs which the Company has consolidated, primarily related to these transfers. These amounts compared to $5.0 billion and $3.4 billion, respectively, at
December 31, 2021. The majority of the assets of these consolidated VIEs are reported in other assets, and the liabilities are reported in long-term debt and other liabilities. The assets of a particular VIE are the primary source of funds to settle its obligations. The creditors of the VIEs do not have recourse to the general credit of the Company. The Company’s exposure to the consolidated VIEs is generally limited to the carrying value of its variable interests plus any related tax credits previously recognized or transferred to others with a guarantee.
In addition, the Company sponsors a municipal bond securities tender option bond program. The Company controls the activities of the program’s entities, is entitled to the residual returns and provides liquidity and remarketing arrangements to the program. As a result, the Company has consolidated the program’s entities. At December 31, 2022, $1.5 billion of available-for-sale
investment securities and $1.0 billion of short-term borrowings on the Consolidated Balance Sheet were related to the tender option bond program, compared with $1.7 billion of available-for-sale
investment securities and $1.2 billion of short-term borrowings at December 31, 2021.

NOTE 9	Premises and Equipment
Premises and equipment at December 31 consisted of the following:

(Dollars in Millions)	2022	2021
Land	$535	$445
Buildings and improvements	3,296	3,161
Furniture, fixtures and equipment	3,485	3,438
Right of use assets on operating leases	1,296	1,014
Right of use assets on finance leases	269	172
Construction in progress	46	23

	8,927	8,253
Less accumulated depreciation and amortization	(5,069)	(4,948)

Total	$3,858	$3,305

9 8

NOTE 10	Mortgage Servicing Rights

The Company capitalizes MSRs as separate assets when loans are sold and servicing is retained. MSRs may also be purchased from others. The Company carries MSRs at fair value, with changes in the fair value recorded in earnings during the period in which they occur. The Company serviced $243.6 billion of residential mortgage loans for others at December 31, 2022, and $222.4 billion at December 31, 2021, including subserviced mortgages with no corresponding MSR asset. Included in mortgage banking revenue are the MSR fair value changes arising from market rate and model assumption changes, net of the value change in derivatives used to economically hedge MSRs. These changes resulted in net losses of $45 million and $183 million, and a net gain of $18 million for the years ended December 31, 2022, 2021 and 2020, respectively. Loan servicing and ancillary fees, not including valuation changes, included in mortgage banking revenue were $754 million, $725 million and $718 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Changes in fair value of capitalized MSRs are summarized as follows:

(Dollars in Millions)	2022	2021	2020
Balance at beginning of period	$2,953	$2,210	$2,546
Rights purchased	156	42	34
Rights capitalized	590	1,136	1,030
Rights sold (a)	(255)	2	3
Changes in fair value of MSRs
Due to fluctuations in market interest rates (b)	804	272	(719)
Due to revised assumptions or models (c)	(29)	(196)	(12)
Other changes in fair value (d)	(464)	(513)	(672)

Balance at end of period	$3,755	$2,953	$2,210
(a)	MSRs sold include those having a negative fair value, resulting from the loans being severely delinquent.
(b)	Includes changes in MSR value associated with changes in market interest rates, including estimated prepayment rates and anticipated earnings on escrow deposits.
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

The estimated sensitivity to changes in interest rates of the fair value of the MSR portfolio and the related derivative instruments as of December 31 follows:

	2022						2021
(Dollars in Millions)	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps
MSR portfolio	$(334)	$(153)	$(73)	$66	$125	$224	$(636)	$(324)	$(160)	$150	$287	$511
Derivative instrument hedges	337	153	73	(67)	(127)	(236)	614	309	152	(142)	(278)	(536)
Net sensitivity	$3	$–	$–	$(1)	$(2)	$(12)	$(22)	$(15)	$(8)	$8	$9	$(25)

The fair value of MSRs and their sensitivity to changes in interest rates is influenced by the mix of the servicing portfolio and characteristics of each segment of the portfolio. The Company’s servicing portfolio consists of the distinct portfolios of government-insured mortgages, conventional mortgages and Housing Finance Agency (“HFA”) mortgages. The servicing portfolios are predominantly comprised of fixed-rate agency loans with limited adjustable-rate or jumbo mortgage loans. The HFA servicing portfolio is comprised of loans originated under st ate and local
housing authority program guidelines which assist purchases by first-time or low-
to moderate-income homebuyers through a favorable rate subsidy, down payment and/or closing cost assistance on government- and conventional-insured mortgages.

A summary of the Company’s MSRs and related characteristics by portfolio as of December 31 follows:

	2022				2021
(Dollars in Millions)	HFA	Government	Conventional (d)	Total	HFA	Government	Conventional (d)	Total
Servicing portfolio (a)	$44,071	$23,141	$172,541	$239,753	$40,652	$21,919	$156,382	$218,953
Fair value	$725	$454	$2,576	$3,755	$527	$308	$2,118	$2,953
Value (bps) (b)	165	196	149	157	130	141	135	135
Weighted-average servicing fees (bps)	36	42	27	30	36	41	30	32
Multiple (value/servicing fees)	4.56	4.69	5.52	5.20	3.63	3.43	4.50	4.18
Weighted-average note rate	4.16%	3.81%	3.52%	3.67%	4.07%	3.70%	3.41%	3.56%
Weighted-average age (in years)	4.0	5.7	3.7	3.9	3.8	5.9	3.3	3.7
Weighted-average expected prepayment (constant prepayment rate)	7.4%	8.5%	7.8%	7.8%	11.5%	13.2%	9.6%	10.3%
Weighted-average expected life (in years)	8.8	7.6	7.5	7.7	6.5	5.6	6.9	6.7
Weighted-average option adjusted spread (c)	7.6%	6.9%	5.1%	5.8%	7.3%	7.3%	6.3%	6.6%
(a)	Represents principal balance of mortgages having corresponding MSR asset.
(b)	Calculated as fair value divided by the servicing portfolio.
(c)	Option adjusted spread is the incremental spread added to the risk-free rate to reflect optionality and other risk inherent in the MSRs.
(d)	Represents loans sold primarily to GSEs.

NOTE 11	Intangible Assets
Intangible assets consisted of the following:

At December 31 (Dollars in Millions)	2022	2021
Goodwill	$12,373	$10,262
Merchant processing contracts	155	195
Core deposit benefits	2,706	49
Mortgage servicing rights	3,755	2,953
Trust relationships	50	62
Other identified intangibles	489	479
Total	$19,528	$14,000
Aggregate amortization expense consisted of the following:

Year Ended December 31 (Dollars in Millions)	2022	2021	2020
Merchant processing contracts	$38	$45	$49
Core deposit benefits	53	15	18
Trust relationships	12	10	9
Other identified intangibles	112	89	100

Total	$215	$159	$176
The estimated amortization expense for the next five years is as follows:

(Dollars in Millions)
2023	$647
2024	572
2025	490
2026	422
2027	350

The
following table reflects the changes in the carrying value of goodwill for the years ended December 31, 2022, 2021 and 2020:

(Dollars in Millions)	Corporate and Commercial Banking	Consumer and Business Banking	Wealth Management and Investment Services	Payment Services	Treasury and Corporate Support	Consolidated Company
Balance at December 31, 2019	$1,647	$3,475	$1,617	$2,916	$—	$9,655
Goodwill acquired	—	—	—	180	—	180
Foreign exchange translation and other	—	—	2	81	—	83

Balance at December 31, 2020	$1,647	$3,475	$1,619	$3,177	$—	$9,918
Goodwill acquired	—	35	144	192	—	371
Foreign exchange translation and other	265	(265)	(2)	(25)	—	(27)

Balance at December 31, 2021	$1,912	$3,245	$1,761	$3,344	$—	$10,262
Goodwill acquired	889	1,220	29	11	—	2,149
Foreign exchange translation and other	—	—	(2)	(36)	—	(38)

Balance at December 31, 2022	$2,801	$4,465	$1,788	$3,319	$—	$12,373

NOTE 12	Deposits
The composition of deposits at December 31 was as follows:

(Dollars in Millions)	2022	2021
Noninterest-bearing deposits	$137,743	$134,901
Interest-bearing deposits
Interest checking	134,491	115,108
Money market savings	148,014	117,619
Savings accounts	71,782	65,790
Time deposits	32,946	22,665

Total interest-bearing deposits	387,233	321,182

Total deposits	$524,976	$456,083
The maturities of time deposits outstanding at December 31, 2022 were as follows:

(Dollars in Millions)
2023	$26,622
2024	3,879
2025	1,668
2026	458
2027	317
Thereafter	2

Total	$32,946

NOTE 13	Short-Term Borrowings
Short-term borrowings at December 31 consisted of the following:

(Dollars in Millions)	2022		2021
Federal funds purchased	$226		$628
Securities sold under agreements to repurchase	1,431		1,575
Commercial paper	8,145		6,026
Other short-term borrowings	21,414	(a)	3,567

Total	$31,216		$11,796
(a)	Balance primarily includes short-term FHLB advances.

NOTE 14	Long-Term Debt
Long-term debt (debt with original maturities of more than one year) at December 31 consisted of the following:

(Dollars in Millions)	Rate Type		Rate (a)	Maturity Date	2022	2021

U.S. Bancorp (Parent Company)
Subordinated notes	Fixed		2.950%	2022	$–	$1,300
	Fixed		3.600%	2024	1,000	1,000
	Fixed		7.500%	2026	199	199
	Fixed		3.100%	2026	1,000	1,000
	Fixed		3.000%	2029	1,000	1,000
	Fixed		4.967%	2033	1,300	–
	Fixed		2.491%	2036	1,300	1,300
Medium-term notes	Fixed		.850% - 5.850%	2024 - 2033	18,468	12,631
Other (b)					2,716	472

Subtotal					26,983	18,902

Subsidiaries
Federal Home Loan Bank advances	Fixed		2.289% - 8.250%	2023 - 2026	2,051	2
	Floating	(d)	5.190% - 5.197%	2025 - 2026	3,000	3,272
Bank notes	Fixed		1.950% - 3.400%	2023 - 2025	4,800	5,700
	Floating	(d)	–% - 4.758%	2023 - 2062	1,352	3,337
Other (c)					1,643	912

Subtotal					12,846	13,223

Total					$39,829	$32,125
(a)	Weighted-average interest rates of medium-term notes, Federal Home Loan Bank advances and bank notes were 3.20 percent, 4.02 percent and 2.78 percent, respectively.
(b)
Includes $2.9 billion of discounted noninterest-bearing
additio
n
al
capital received by the Company upon close of the MU
B
 acquisition to be delivered to Mitsubishi UFJ Financial Group, Inc. on or prior to December 1, 2027, discounted at the Company’s
5-year
unsecured borrowing rate as of the acquisition date, as well as debt issuance fees and unrealized gains and losses and deferred amounts relating to derivative instruments.

(c)
Includes consolidated community development and
tax-advantaged
investment VIEs, finance lease obligations, debt issuance fees, and unrealized gains and losses and deferred amounts relating to derivative instruments.

d)
Includes $3.0 billion of Federal Home Loan Bank advances and $1.0 billion of bank notes for which interest is calculated by reference to LIBOR. For any outstanding LIBOR-linked instrument that matures after June 30, 2023, the interest rate will transition from a LIBOR-based rate to an alternative reference rate. For outstanding debt subject to the Adjustable Interest Rate (LIBOR) Act (the “LIBOR Act”) that does not contain a fallback provision or does not contain a clearly defined or practicable fallback provision in the event that LIBOR is no longer published or quoted, the interest rate will transition pursuant to the LIBOR Act to a rate based on the Secured Overnight Financing Rate (“SOFR”) after June 30, 2023. For outstanding debt that contains adequate fallback provisions in the event that LIBOR is no longer published or quoted, these fallback provisions will be utilized to determine the replacement rate applied after June 30, 2023.

The Company has arrangements with the Federal Home Loan Bank and Federal Reserve Bank whereby the Company could have borrowed an additional $114.8 billion and $101.0 billion at December 31, 2022 and 2021, respectively, based on collateral available.
Maturities of long-term debt outstanding at December 31, 2022, were:

(Dollars in Millions)	Parent Company	Consolidated
2023	$899	$4,854
2024	5,424	5,490
2025	1,965	5,498
2026	3,978	7,397
2027	3,722	3,751
Thereafter	10,995	12,839

Total	$26,983	$39,829

NOTE 15	Shareholders’ Equity

At December 31, 2022 and 2021, the Company had authority to issue 4 billion shares of common stock and 50 million shares of preferred stock. The Company had 1.5 billion shares of common stock outstanding at December 31, 2022 and 2021. The Company had 31 million shares reserved for future issuances, primarily under its stock incentive plans at December 31, 2022.

The number of shares issued and outstanding and the carrying amount of each outstanding series of the Company’s preferred stock were as follows:

	2022				2021
(Dollars in Millions)	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount
Series A	12,510	$1,251	$145	$1,106	12,510	$1,251	$145	$1,106
Series B	40,000	1,000	–	1,000	40,000	1,000	–	1,000
Series J	40,000	1,000	7	993	40,000	1,000	7	993
Series K	23,000	575	10	565	23,000	575	10	565
Series L	20,000	500	14	486	20,000	500	14	486
Series M	30,000	750	21	729	30,000	750	21	729
Series N	60,000	1,500	8	1,492	60,000	1,500	8	1,492
Series O	18,000	450	13	437	–	–	–	–
Total preferred stock (a)	243,510	$7,026	$218	$6,808	225,510	$6,576	$205	$6,371
(a)	The par value of all shares issued and outstanding at December 31, 2022 and 2021, was $1.00 per share.

During 2022, the Company issued depositary shares representing an ownership interest in 18,000 shares of Series O
Non-Cumulative
Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series O Preferred Stock”). The Series O Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to 4.50 percent. The Series O Preferred Stock is redeemable at the Company’s option, in whole or in part, on or after April 15, 2027. The Series O Preferred Stock is redeemable at the Company’s option, in whole, but not in part, prior to April 15, 2027 within 90 days following an official administrative or judicial decision, amendment to, or change in the laws or regulations that would not allow the Company to treat the full liquidation value of the Series O Preferred Stock as Tier 1 capital for purposes of the capital adequacy guidelines of the Federal Reserve Board.
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
Dividends for certain of the Company’s outstanding series of preferred stock described above are, or will in the future be, calculated by reference to LIBOR. The interest rate on these series of preferred stock will transition pursuant to the LIBOR Act to a rate based on SOFR after June 30, 2023.
During 2022, 2021 and 2020, the Company repurchased shares of its common stock under various authorizations approved by its Board of Directors. The Company suspended all common stock repurchases at the beginning of the third quarter of 2021 and continuing through the remainder of 2022, except for those done exclusively in connection with its stock-based compensation programs, due to its pending acquisition of
MUB’s
core regional banking franchise. The Company does not expect to commence repurchasing its common stock again until its common equity tier 1 ratio approximates 9.0 percent
, at which time the Company will assess its capital position relative to existing and proposed regulatory capital requirements.
The following table summarizes the Company’s common stock repurchased in each of the last three years:

(Dollars and Shares in Millions)	Shares	Value
2022	1	$69
2021	28	1,556
2020	31	1,661

Shareholders’ equity is affected by transactions and valuations of asset and liability positions that require adjustments to accumulated other comprehensive income (loss). The reconciliation of the transactions affecting accumulated other comprehensive income (loss) included in shareholders’ equity for the years ended December 31, is as follows:

(Dollars in Millions)	Unrealized Gains (Losses) on Investment Securities Available-For-Sale	Unrealized Gains (Losses) on Investment Securities Transferred From Available-For-Sale to Held-To-Maturity	Unrealized Gains (Losses) on Derivative Hedges	Unrealized Gains (Losses) on Retirement Plans	Foreign Currency Translation	Total

2022
Balance at beginning of period	$540	$(935)	$(85)	$(1,426)	$(37)	$(1,943)
Changes in unrealized gains (losses)	(13,656)	–	(75)	526	–	(13,205)
Transfer of securities from available-for-sale to held-to-maturity	4,413	(4,413)	–	–	–	–
Foreign currency translation adjustment (a)	–	–	–	–	(10)	(10)
Reclassification to earnings of realized (gains) losses	(20)	400	36	128	–	544
Applicable income taxes	2,345	1,015	10	(167)	4	3,207

Balance at end of period	$(6,378)	$(3,933)	$(114)	$(939)	$(43)	$(11,407)

2021
Balance at beginning of period	$2,417	$–	$(189)	$(1,842)	$(64)	$322
Changes in unrealized gains and losses	(3,698)	–	125	400	–	(3,173)
Transfer of securities from available-for-sale to held-to-maturity	1,289	(1,289)	–	–	–	–
Foreign currency translation adjustment (a)	–	–	–	–	35	35
Reclassification to earnings of realized gains and losses	(103)	36	14	157	–	104
Applicable income taxes	635	318	(35)	(141)	(8)	769

Balance at end of period	$540	$(935)	$(85)	$(1,426)	$(37)	$(1,943)

2020
Balance at beginning of period	$379	$–	$(51)	$(1,636)	$(65)	$(1,373)
Changes in unrealized gains and losses	2,905	–	(194)	(401)	–	2,310
Foreign currency translation adjustment (a)	–	–	–	–	2	2
Reclassification to earnings of realized gains and losses	(177)	–	10	125	–	(42)
Applicable income taxes	(690)	–	46	70	(1)	(575)

Balance at end of period	$2,417	$–	$(189)	$(1,842)	$(64)	$322
(a)	Represents the impact of changes in foreign currency exchange rates on the Company’s investment in foreign operations and related hedges.

Additional detail about the impact to net income for items reclassified out of accumulated other comprehensive income (loss) and into earnings for the years ended December 31, is as follows:

	Impact to Net Income			Affected Line Item in the Consolidated Statement of Income
(Dollars in Millions)	2022	2021	2020
Unrealized gains (losses) on investment securities available-for-sale

Realized gains (losses) on sale of investment securities	$20	$103	$177	Securities gains (losses), net
	(5)	(26)	(45)	Applicable income taxes

	15	77	132	Net-of-tax
Unrealized gains (losses) on investment securities transferred from available-for-sale to held-to-maturity
Amortization of unrealized gains (losses)	(400)	(36)	–	Interest income
	119	9	–	Applicable income taxes

	(281)	(27)	–	Net-of-tax
Unrealized gains (losses) on derivative hedges
Realized gains (losses) on derivative hedges	(36)	(14)	(10)	Interest expense
	9	4	3	Applicable income taxes

	(27)	(10)	(7)	Net-of-tax
Unrealized gains (losses) on retirement plans
Actuarial gains (losses) and prior service cost (credit) amortization	(128)	(157)	(125)	Other noninterest expense
	33	40	32	Applicable income taxes

	(95)	(117)	(93)	Net-of-tax

Total impact to net income	$(388)	$(77)	$32

Regulatory Capital
The Company uses certain measures defined by bank regulatory agencies to assess its capital. The regulatory capital requirements effective for the Company follow Basel III, with the Company being subject to calculating its capital adequacy as a percentage of risk-weighted assets under the standardized approach.
Tier 1 capital is considered core capital and includes common shareholders’ equity adjusted for the aggregate impact of certain items included in other comprehensive income (loss) (“common equity tier 1 capital”), plus qualifying preferred stock, trust preferred securities and noncontrolling interests in consolidated subsidiaries subject to certain limitations. Total risk-based capital includes Tier 1 capital and other items such as subordinated debt and the allowance for credit losses. Capital measures are stated as a percentage of risk-weighted assets, which are measured based on their perceived credit risks and include certain off-balance
sheet exposures, such as unfunded loan
commitments, letters of credit, and derivative contracts. Beginning in 2022, the Company began to phase into its regulatory capital requirements the cumulative deferred impact of its 2020 adoption of the accounting guidance related to the impairment of financial instruments based on the current expected credit losses (“CECL”) methodology plus 25 percent of its quarterly credit reserve increases over the past two years. This cumulative deferred impact will be phased into the Company’s regulatory capital over the next three years, culminating with a fully phased in regulatory capital calculation beginning in 2025.
The Company is also subject to leverage ratio requirements, which is defined as Tier 1 capital as a percentage of adjusted average assets under the standardized approach and Tier 1 capital as a percentage of total on-
and
off-balance
sheet leverage exposure under more risk-sensitive advanced approaches.

The following table provides a summary of the regulatory capital requirements in effect, along with the actual components and ratios for the Company and its bank subsidiaries, at December 31, 2022 and 2021:

	U.S. Bancorp		U.S. Bank National Association		MUFG Union Bank National Association
(Dollars in Millions)	2022	2021	2022	2021	2022

Basel III standardized approach:
Common equity tier 1 capital	$41,560	$41,701	$46,681	$45,000	$10,888
Tier 1 capital	48,813	48,516	47,127	45,444	10,888
Total risk-based capital	59,015	56,250	56,736	53,125	11,565
Risk-weighted assets	496,500	418,571	436,764	412,979	58,641
Common equity tier 1 capital as a percent of risk-weighted assets	8.4%	10.0%	10.7%	10.9%	18.6%
Tier 1 capital as a percent of risk-weighted assets	9.8	11.6	10.8	11.0	18.6
Total risk-based capital as a percent of risk-weighted assets	11.9	13.4	13.0	12.9	19.7
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	7.9	8.6	8.1	8.2	10.9
Tier 1 capital as a percent of total on- and off-balance sheet leverage exposure (total leverage exposure ratio)	6.4	6.9	6.5	6.6	10.1

	Minimum (a)	Well- Capitalized
Bank Regulatory Capital Requirements
Common equity tier 1 capital as a percent of risk-weighted assets	7.0%	6.5%
Tier 1 capital as a percent of risk-weighted assets	8.5	8.0
Total risk-based capital as a percent of risk-weighted assets	10.5	10.0
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	4.0	5.0
Tier 1 capital as a percent of total on- and off-balance sheet leverage exposure (total leverage exposure ratio)	3.0	3.0	(b)
(a)
The minimum common equity tier 1 capital, tier 1 capital and total risk-based capital ratio requirements reflect a stress capital buffer requirement of 2.5 percent. Banks and financial services holding companies must maintain minimum capital levels, including a stress capital buffer requirement, to avoid limitations on capital distributions and certain discretionary compensation payments.

(b)	A minimum well-capitalized threshold does not apply to U.S. Bancorp for this ratio as it is not formally defined under applicable banking regulations for bank holding companies.

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
The Series A Preferred Securities will be redeemable, in whole or in part, at the option of USB Realty Corp. on each fifth anniversary after the dividend payment date occurring in January 2012. Any redemption will be subject to the approval of the Office of the Comptroller of the Currency. During 2016, the Company purchased 500 shares of the Series A Preferred Securities held by third-party investors. As of December 31, 2022, 4,500 shares of the Series A Preferred Securities remain outstanding.

NOTE 16	Earnings Per Share
The components of earnings per share were:

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2022	2021		2020
Net income attributable to U.S. Bancorp	$5,825	$7,963		$4,959
Preferred dividends	(296)	(303)		(304)
Impact of preferred stock call and redemption	–	(17	) (a)	(13	) (b)
Earnings allocated to participating stock awards	(28)	(38)		(21)

Net income applicable to U.S. Bancorp common shareholders	$5,501	$7,605		$4,621

Average common shares outstanding	1,489	1,489		1,509
Net effect of the exercise and assumed purchase of stock awards	1	1		1

Average diluted common shares outstanding	1,490	1,490		1,510

Earnings per common share	$3.69	$5.11		$3.06
Diluted earnings per common share	$3.69	$5.10		$3.06
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

Options outstanding at December 31, 2022 and 2020, to purchase 1 million and 2 million common shares, respectively, were not included in the computation of diluted earnings per share for the years ended December 31, 2022 and 2020, because they were antidilutive.

NOTE 17	Employee Benefits

Employee Retirement Savings Plan
The Company has a defined contribution retirement savings plan that covers substantially all its employees. Qualified employees are allowed to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested at their direction among a variety of investment alternatives. Employee contributions are 100 percent matched by the Company, up to four percent of each employee’s eligible annual compensation. The Company’s matching contribution vests immediately and is invested in the same manner as each employee’s future contribution elections. Total expense for the Company’s matching contributions was $211 million, $213 million and $192 million in 2022, 2021 and 2020, respectively.
Pension and Postretirement Welfare Plans
The Company has tax qualified noncontributory defined benefit pension plans, nonqualified pension plans and postretirement welfare plans. As part of the transaction discussed in Note 3, the Company assumed the December 1, 2022 assets and obligations of four MUB retiree benefit plans based on the Company’s share of the underlying participant obligations of the respective plans.
Pension Plans
The funded tax qualified noncontributory defined benefit pension plans are the U.S. Bank Pension Plan, U.S. Bank Legacy Pension Plan and the U.S. Bank MUFG Pension Plan. The plans provide benefits to substantially all the Company’s employees. Participants receive annual cash balance pay credits based on eligible pay multiplied by a percentage determined by their age and/or years of service, as defined by the plan documents. Participants also receive an annual interest credit. Generally, employees become vested upon completing three years of vesting service. The U.S. Bank MUFG Pension Plan was closed to new participants effective December 1, 2022, and existing participants became vested effective January 1, 2023. The Company did not contribute to its qualified pension plans in 2022 and 2021 and does not expect to contribute to the plans in 2023.
The Company also maintains two non-qualified plans that are unfunded and provide benefits to certain employees. The assumptions used in computing the accumulated benefit obligation, the projected benefit obligation and net pension expense are substantially consistent with those assumptions used for the funded qualified plans. The U.S. Bank MUFG Supplemental Executive Retirement Plan was closed to new participants effective December 31, 2016. In 2023, the Company expects to contribute approximately $26 million to its non-qualified pension plans, which equals the 2023 expected benefit payments.
Postretirement Welfare Plans
In addition to providing pension benefits, the Company has funded and unfunded postretirement welfare plans available to certain eligible participants based on their hire or retirement date. The plans are closed to new participants. In 2023, the Company expects to contribute approximately $4 million to its postretirement welfare plans.

The following table summarizes the changes in benefit obligations and plan assets for the years ended December 31, and the funded status and amounts recognized in the Consolidated Balance Sheet at December 31 for the retirement plans:

	Pension Plans		Postretirement Welfare Plans
(Dollars in Millions)	2022	2021	2022	2021

Change In Projected Benefit Obligation (a)
Benefit obligation at beginning of measurement period	$8,030	$7,805	$34	$38
Service cost	280	265	–	–
Interest cost	248	219	1	1
Participants’ contributions	–	–	3	4
Plan amendments	2	–	–	–
Actuarial (gain) loss	(2,250)	(4)	(6)	(2)
Lump sum settlements	(76)	(71)	–	–
Benefit payments	(195)	(184)	(8)	(7)
Acquisitions (divestitures)	578	–	27	–
Benefit obligation at end of measurement period (b)	$6,617	$8,030	$51	$34
Change In Fair Value Of Plan Assets
Fair value at beginning of measurement period	$8,113	$7,498	$–	$–
Actual return on plan assets	(1,245)	844	(1)	–
Employer contributions	28	26	5	3
Participants’ contributions	–	–	4	4
Lump sum settlements	(76)	(71)	–	–
Benefit payments	(195)	(184)	(8)	(7)
Acquisitions (divestitures)	750	–	42	–
Fair value at end of measurement period	$7,375	$8,113	$42	$–
Funded (Unfunded) Status	$758	$83	$(9)	$(34)
Components Of The Consolidated Balance Sheet
Noncurrent benefit asset	$1,286	$776	$15	$–
Current benefit liability	(25)	(26)	(4)	(5)
Noncurrent benefit liability	(503)	(667)	(20)	(29)
Recognized amount	$758	$83	$(9)	$(34)
Accumulated Other Comprehensive Income (Loss), Pretax
Net actuarial (loss) gain	$(1,326)	$(1,989)	$57	$58
Net prior service credit (cost)	12	16	5	8
Recognized amount	$(1,314)	$(1,973)	$62	$66
(a)
The decrease in the projected benefit obligation for 2022 was primarily due to a higher discount rate partially offset by the acquired MU
B
benefit obligations, and the increase for 2021 was primarily due to demographic experience partially offset by a higher discount rate.

(b)	At December 31, 2022 and 2021, the accumulated benefit obligation for all pension plans was $5.0 billion and $7.3 billion, respectively.
The following table provides information for pension plans with benefit obligations in excess of plan assets at December 31:

	Pension Plans		Postretirement Welfare Plans
(Dollars in Millions)	2022	2021	2022	2021

Plans with Projected Benefit Obligations in Excess of Plan Assets
Projected benefit obligation	$528	$692	$–	$–
Fair value of plan assets	–	–	–	–
Plans with Accumulated Benefit Obligations in Excess of Plan Assets
Accumulated benefit obligation	$487	$631	$24	$34
Fair value of plan assets	–	–	–	–

The following table sets forth the components of net periodic benefit cost and other amounts recognized in accumulated other comprehensive income (loss) for the years ended December 31 for the retirement plans:

	Pension Plans			Postretirement Welfare Plans
(Dollars in Millions)	2022	2021	2020	2022	2021	2020

Components Of Net Periodic Benefit Cost
Service cost	$280	$265	$235	$–	$–	$–
Interest cost	248	219	235	1	1	1
Expected return on plan assets	(481)	(450)	(403)	–	–	(3)
Prior service cost (credit) amortization	(2)	(2)	–	(3)	(3)	(3)
Actuarial loss (gain) amortization	140	169	134	(7)	(7)	(6)
Net periodic benefit cost	$185	$201	$201	$(9)	$(9)	$(11)
Other Changes In Plan Assets And Benefit Obligations
Recognized In Other Comprehensive Income (Loss)
Net actuarial gain (loss) arising during the year	$523	$398	$(420)	$5	$2	$1
Net actuarial loss (gain) amortized during the year	140	169	134	(7)	(7)	(6)
Net prior service (cost) credit arising during the year	(2)	–	18	–	–	–
Net prior service cost (credit) amortized during the year	(2)	(2)	–	(3)	(3)	(3)
Total recognized in other comprehensive income (loss)	$659	$565	$(268)	$(5)	$(8)	$(8)
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$474	$364	$(469)	$4	$1	$3
The following table sets forth weighted average assumptions used to determine the projected benefit obligations at December 31:

	Pension Plans		Postretirement Welfare Plans
(Dollars in Millions)	2022	2021	2022	2021
Discount rate	5.55%	3.00%	5.43%	2.37%
Cash balance interest crediting rate	3.36	3.00	*	*
Rate of compensation increase (a)	4.13	3.56	*	*
Health care cost trend rate (b)
Prior to age 65			6.50%	5.75%
After age 65			6.50%	5.75%
(a)	Determined on an active liability-weighted basis.
(b)
The 2022
pre-65
and
post-65
rates are both assumed to decrease gradually to 5.00 percent by 2029 and remain at this level thereafter, and the 2021 pre-65
and
post-65
rates were both assumed to decrease gradually to 5.00 percent by 2025 and remain at this level thereafter.

*	Not applicable
The following table sets forth weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

	Pension Plans			Postretirement Welfare Plans
(Dollars in Millions)	2022	2021	2020	2022	2021	2020
Discount rate	3.00%	2.75%	3.40%	2.37%	2.37%	2.80%
Cash balance interest crediting rate	3.00	3.00	3.00	*	*	*
Expected return on plan assets (a)	6.50	6.50	7.25	6.50	*	3.50
Rate of compensation increase (b)	3.56	3.56	3.56	*	*	*
Health care cost trend rate (c)
Prior to age 65				5.75%	5.75%	6.25%
After age 65				5.75	5.75	6.25
(a)
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

(b)	Determined on an active liability weighted basis.
(c)	The 2022, 2021 and 2020 pre-65 and post-65 rates were both assumed to decrease gradually to 5.00 percent by 2025 and remain at that level thereafter.
*	Not applicable

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
Generally, based on historical performance of the various investment asset classes, investments in equities have outperformed other investment classes but are subject to higher volatility. In an effort to minimize volatility, while recognizing the long-term up-side potential of investing in equities, the

Company’s Compensation and Human Resources
Committee has determined that a target asset allocation of 35 percent long duration bonds, 30 percent global equities, 10 percent real assets, 10 percent private equity funds, 5 percent domestic mid-small cap equities, 5 percent emerging markets equities, and 5 percent hedge funds is appropriate.
At December 31, 2022 and 2021 plan assets included an asset management arrangement with a related party totaling $87.8 million and $55.3 million, respectively.
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

The following table summarizes plan investment assets measured at fair value at December 31:

	Qualified Pension Plans								Postretirement Welfare Plans
	2022				2021				2022
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$202	$–	$–	$202	$43	$–	$–	$43	$7	$–	$–	$7
Debt securities	961	855	–	1,816	1,022	1,096	–	2,118	5	4	–	9
Mutual funds
Debt securities	–	382	–	382	–	409	–	409	–	2	–	2
Emerging markets equity securities	–	156	–	156	–	188	–	188	–	1	–	1
Other	–	–	6	6	–	–	4	4	–	–	–	–
	$1,163	$1,393	$6	2,562	$1,065	$1,693	$4	2,762	$12	$7	$–	19
Plan investment assets not classified in fair value hierarchy (a) :
Collective investment funds
Domestic equity securities				1,494				1,958				7
Mid-small cap equity securities (b)				313				433				2
International equity securities				620				867				3
Domestic real estate securities				907				829				4
Hedge funds (c)				451				450				2
Private equity funds (d)				1,028				814				5
Total plan investment assets at fair value				$7,375				$8,113				$42
(a)	These investments are valued based on net asset value per share as a practical expedient; fair values are provided to reconcile to total investment assets of the plans at fair value.
(b)	At December 31, 2022 and 2021, securities included $315 million and $433 million in domestic equities, respectively.
(c)	This category consists of several investment strategies diversified across several hedge fund managers.
(d)	This category consists of several investment strategies diversified across several private equity fund managers.

The following table summarizes the changes in fair value for qualified pension plans investment assets measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31:

	2022	2021	2020
(Dollars in Millions)	Other	Other	Other
Balance at beginning of period	$4	$6	$3
Unrealized gains (losses) relating to assets still held at end of year	2	(2)	3
Purchases, sales, and settlements, net	–	–	–
Balance at end of period	$6	$4	$6
The following benefit payments are expected to be paid from the retirement plans for the years ended December 31:

(Dollars in Millions)	Pension Plans	Postretirement Welfare Plans (a)
2023	$337	$5
2024	332	5
2025	387	5
2026	394	5
2027	409	5
2028-2032	2,359	19
(a)	Net of expected retiree contributions.

NOTE 18	Stock-Based Compensation
As part of its employee and director compensation programs, the Company currently may grant certain stock awards under the provisions of its stock incentive plan. The plan provides for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant. Option grants are generally exercisable up to ten years from the date of grant. In addition, the plan provides for grants of shares of common stock or stock units that are subject to restriction on transfer prior to vesting. Most stock and unit awards vest over three to five years and are subject to forfeiture if certain vesting requirements are not met. Stock incentive plans of acquired companies are generally terminated at the merger closing dates. Participants under such plans receive the Company’s common stock, options to buy the Company’s common stock, or long term cash incentives, based on the conversion terms of the various merger agreements. At December 31, 2022, there were 20 million shares (subject to adjustment for forfeitures) available for grant under the Company’s stock incentive plan.

Stock Option Awards
The following is a summary of stock options outstanding and exercised under prior and existing stock incentive plans of the Company:

Year Ended December 31	Stock Options/Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)

2022
Number outstanding at beginning of period	3,890,131	$42.58
Exercised	(624,729)	32.87
Cancelled (a)	(12,312)	50.97

Number outstanding at end of period (b)	3,253,090	$44.42	2.7	$–
Exercisable at end of period	3,253,090	$44.42	2.7	$–

2021
Number outstanding at beginning of period	5,180,391	$40.38
Exercised	(1,281,646)	33.66
Cancelled (a)	(8,614)	48.20

Number outstanding at end of period (b)	3,890,131	$42.58	3.3	$53
Exercisable at end of period	3,890,131	$42.58	3.3	$53

2020
Number outstanding at beginning of period	5,718,256	$39.25
Exercised	(513,293)	27.48
Cancelled (a)	(24,572)	45.08

Number outstanding at end of period (b)	5,180,391	$40.38	3.7	$32
Exercisable at end of period	4,942,077	$39.68	3.6	$34
Note:	The Company did not grant any stock option awards during 2022, 2021, and 2020.
(a)	Options cancelled include both non-vested (i.e., forfeitures) and vested options.
(b)	Outstanding options include stock-based awards that may be forfeited in future periods. The impact of the estimated forfeitures is reflected in compensation expense.

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

The following summarizes certain stock option activity of the Company:

Year Ended December 31 (Dollars in Millions)	2022	2021	2020
Fair value of options vested	$–	$3	$7
Intrinsic value of options exercised	15	27	11
Cash received from options exercised	21	43	14
Tax benefit realized from options exercised	4	7	3

To satisfy option exercises, the Company
pre
dominantly
uses
treasury stock.

Additional information regarding stock options outstanding as of December 31, 2022, is as follows:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Shares	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price

$30.01—$35.00	141,571	.1	33.95	141,571	33.95
$35.01—$40.00	1,019,379	3.1	39.49	1,019,379	39.49
$40.01—$45.00	1,242,665	1.7	42.44	1,242,665	42.44
$45.01—$50.00	–	–	–	–	–
$50.01—$55.01	849,475	4.1	54.96	849,475	54.96
	3,253,090	2.7	$44.42	3,253,090	$44.42
Restricted Stock and Unit Awards
A summary of the status of the Company’s restricted shares of stock and unit awards is presented below:

	2022		2021		2020
Year Ended December 31	Shares	Weighted- Average Grant- Date Fair Value	Shares	Weighted- Average Grant- Date Fair Value	Shares	Weighted- Average Grant- Date Fair Value
Outstanding at beginning of period	6,812,753	$51.04	6,343,313	$51.38	6,606,833	$48.99
Granted	4,109,793	55.62	4,512,995	52.54	3,552,923	53.90
Vested	(3,690,666)	52.88	(3,793,978)	53.27	(3,534,770)	49.28
Cancelled	(351,054)	54.95	(249,577)	52.83	(281,673)	53.51
Outstanding at end of period	6,880,826	$52.59	6,812,753	$51.04	6,343,313	$51.38

The total fair value of shares vested was $198 million, $191 million and $182 million for the years ended December 31, 2022, 2021 and 2020, respectively. Stock-based compensation expense was $202 million, $207 million and $189 million for the years ended December 31, 2022, 2021 and 2020, respectively. On an after-tax
basis, stock-based compensation was $152 million, $155 million and $142 million for the years ended
December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, there was $158 million of total unrecognized compensation cost related to nonvested share-based arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 1.8 years as compensation expense.

NOTE 19	Income Taxes
The components of income tax expense were:

Year Ended December 31 (Dollars in Millions)	2022	2021	2020

Federal
Current	$1,366	$1,203	$1,146
Deferred	(108)	469	(291)

Federal income tax	1,258	1,672	855

State
Current	401	398	355
Deferred	(196)	111	(144)

State income tax	205	509	211

Total income tax provision	$1,463	$2,181	$1,066
A reconciliation of expected income tax expense at the federal statutory rate of 21 percent to the Company’s applicable income tax expense follows:

Year Ended December 31 (Dollars in Millions)	2022	2021	2020
Tax at statutory rate	$1,533	$2,135	$1,271
State income tax, at statutory rates, net of federal tax benefit	305	439	240
Tax effect of
Tax credits and benefits, net of related expenses	(273)	(331)	(370)
Tax-exempt income	(121)	(114)	(117)
Revaluation of tax related assets and liabilities (a)	(79)	—	—
Nondeductible legal and regulatory expenses	37	24	29
Other items	61	28	13

Applicable income taxes	$1,463	$2,181	$1,066
(a)
The 2022 acquisition of MU
B
resulted in an increase in the Company’s state effective tax rate, requiring the Company to revalue its state deferred tax assets and liabilities. As a result of this revaluation, the Company recorded an estimated net tax benefit of $79 million during 2022.

The tax effects of fair value adjustments on securities
available-for-sale,
derivative instruments in cash flow hedges, foreign currency translation adjustments, and pension and post-retirement plans are recorded directly to shareholders’ equity as part of other comprehensive income (loss).
In preparing its tax returns, the Company is required to interpret complex tax laws and regulations and utilize income and cost allocation methods to determine its taxable income. On an ongoing basis, the Company is subject to examinations by federal, state, local and foreign taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed and matters are resolved. Federal tax examinations for all years ending through December 31, 2014 are completed and resolved. The Company’s tax returns for the years ended December 31, 2015 through December 31, 2020 are under examination by the Internal Revenue Service. The years open to examination by foreign, state and local government authorities vary by jurisdiction.

A reconciliation of the changes in the federal, state and foreign uncertain tax position balances are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2022	2021	2020
Balance at beginning of period	$487	$474	$432
Additions for tax positions taken in prior years	35	14	62
Additions for tax positions taken in the current year	3	7	6
Exam resolutions	(8)	(1)	(8)
Statute expirations	(4)	(7)	(18)

Balance at end of period	$513	$487	$474

The total amount of uncertain tax positions that, if recognized, would impact the effective income tax rate as of December 31, 2022, 2021 and 2020, were $294 million, $285 million and $280 million, respectively. The Company classifies interest and penalties related to uncertain tax positions as a component of income tax expense. At December 31, 2022, the Company’s uncertain tax position balance included $52 million of accrued interest and penalties. During the years ended December 31, 2022, 2021 and 2020 the Company recorded approximately $7 million, $5 million and $5 million, respectively, in interest and penalties on uncertain tax positions.

Deferred income tax assets and liabilities reflect the tax effect of estimated temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.
The significant components of the Company’s net deferred tax asset (liability) follows:

At December 31 (Dollars in Millions)	2022	2021

Deferred Tax Assets
Securities available-for-sale and financial instruments	$3,992	$163
Federal, state and foreign net operating loss , credit carryforwards and other carryforwards	2,677	2,331
Allowance for credit losses	1,980	1,561
Loans	1,287	—
Accrued expenses	618	568
Obligation for operating leases	368	281
Partnerships and other investment assets	112	—
Stock compensation	81	76
Pension and postretirement benefits	—	8
Other deferred tax assets, net	501	451

Gross deferred tax assets	11,616	5,439

Deferred Tax Liabilities
Leasing activities	(1,813)	(2,263)
Goodwill and other intangible assets	(1,575)	(845)
Mortgage servicing rights	(815)	(593)
Right of use operating leases	(325)	(246)
Pension and postretirement benefits	(172)	—
Fixed assets	(125)	(238)
Loans	—	(85)
Partnerships and other investment assets	—	(8)
Other deferred tax liabilities, net	(234)	(127)

Gross deferred tax liabilities	(5,059)	(4,405)
Valuation allowance	(263)	(249)

Net Deferred Tax Asset	$6,294	$785

The Company has approximately $2.8 billion of federal, state and foreign net operating loss carryforwards which expire at various times beginning in 2023. A substantial portion of these carryforwards relate to state-only net operating losses, for which the related deferred tax asset is subject to a full valuation allowance as the carryforwards are not expected to be realized within the carryforward period. Management has determined it is more likely than not the other net deferred tax assets could be realized through carry back to taxable income in prior years, future reversals of existing taxable temporary differences and future taxable income.
In addition, the Company has $1.7 billion of federal credit carryforwards which expire at various times through 2042 which are not subject to a valuation allowance as management believes that it is more likely than not that the credits will be utilized within the carryforward period.
At December 31, 2022, retained earnings included approximately $102 million of base year reserves of acquired thrift institutions, for which no deferred federal income tax liability has been recognized. These base year reserves would be recaptured if certain subsidiaries of the Company cease to qualify as a bank for federal income tax purposes. The base year reserves also remain subject to income tax penalty provisions that, in general, require recapture upon certain stock redemptions of, and excess
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
Cash Flow Hedges
These derivatives are interest rate swaps the Company uses to hedge the forecasted cash flows from its underlying variable-rate loans and debt. Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income (loss) until the cash flows of the hedged items are realized. If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in other comprehensive income (loss) is reported in earnings immediately, unless the forecasted transaction is at least reasonably possible of occurring, whereby the amounts remain within other comprehensive income (loss). At December 31, 2022, the Company had $114 million
(net-of-tax)
of realized and unrealized losses on derivatives classified as cash flow hedges recorded in other comprehensive income (loss), compared with $85 million
(net-of-tax)
of realized and unrealized losses at December 31, 2021. The estimated amount to be reclassified from other comprehensive income (loss) into earnings during the next 12 months is a loss of $52 million
(net-of-tax).
All cash flow hedges were highly effective for the twelve months ended December 31, 2022. There were no derivatives held as cash flow hedges at December 31, 2021.
Net Investment Hedges
 The Company uses forward commitments to sell specified amounts of certain foreign currencies, and non-derivative
debt instruments, to hedge the volatility of its net investment in foreign operations driven by fluctuations in foreign currency exchange rates. The carrying amount of non-derivative
debt instruments designated as net investment hedges was $1.3 billion at December 31, 2022 and December 31, 2021.
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
Refer to Note 23 for further information on these swap agreements. The Company may use credit derivatives to economically hedge credit risk.

The following table summarizes the asset and liability management derivative positions of the Company at December 31:

	2022			2021
	Notional Value	Fair Value		Notional Value	Fair Value
(Dollars in Millions)		Assets	Liabilities		Assets	Liabilities
Fair value hedges
Interest rate contracts
Receive fixed/pay floating swaps	$17,400	$–	$9	$12,350	$–	$–
Pay fixed/receive floating swaps	5,542	–	–	16,650	–	–
Cash flow hedges
Interest rate contracts
Receive fixed/pay floating swaps	14,300	–	–	–	–	–
Net investment hedges
Foreign exchange forward contracts	778	–	–	793	–	4
Other economic hedges
Interest rate contracts
Futures and forwards
Buy	3,546	10	18	9,322	10	16
Sell	7,522	20	38	29,348	25	27
Options
Purchased	11,434	346	–	18,570	256	–
Written	7,849	7	148	9,662	52	231
Receive fixed/pay floating swaps	9,215	–	3	9,653	–	–
Pay fixed/receive floating swaps	9,616	–	–	7,033	–	–
Foreign exchange forward contracts	962	2	6	735	2	6
Equity contracts	361	–	10	209	5	–
Credit contracts	330	–	–	–	–	–
Other (a)	1,908	11	190	1,792	–	125
Total	$90,763	$396	$422	$116,117	$350	$409
(a)
Includes derivative liability swap agreements related to the sale of a portion of the Company’s Class B common and preferred shares of Visa Inc. The Visa swap agreements had a total notional value and fair value of $1.8 billion and $190 million at December 31, 2022, respectively, compared to $1.8 billion and $125 million at December 31, 2021, respectively. In addition, includes short-term underwriting purchase and sale commitments with total notional values of $13 million at December 31, 2022, and $8 million at December 31, 2021.

The following table summarizes the customer-related derivative positions of the Company at December 31:
	2022			2021
	Notional Value	Fair Value		Notional Value	Fair Value
(Dollars in Millions)		Assets	Liabilities		Assets	Liabilities
Interest rate contracts
Receive fixed/pay floating swaps	$301,690	$309	$5,689	$178,701	$2,007	$438
Pay fixed/receive floating swaps	316,133	2,323	206	174,176	134	670
Other (a)	40,261	3	16	16,267	1	2
Options
Purchased	103,489	1,794	5	89,679	194	36
Written	99,923	6	1,779	85,211	36	176
Futures
Buy	3,623	–	4	3,607	–	–
Sell	2,376	8	–	3,941	–	–
Foreign exchange rate contracts
Forwards, spots and swaps	134,666	3,010	2,548	89,321	1,145	1,143
Options
Purchased	954	22	–	805	19	–
Written	954	–	22	805	–	19
Credit contracts	10,765	1	8	9,331	1	5
Total	$1,014,834	$7,476	$10,277	$651,844	$3,537	$2,489
(a) Primarily represents floating rate interest rate swaps that pay based on differentials between specified interest rate indexes.

The table below shows the effective portion of the gains (losses) recognized in other comprehensive income (loss) and the gains (losses) reclassified from other comprehensive income (loss) into earnings
(net-of-tax)
for the years ended December 31:

	Gains (Losses) Recognized in Other Comprehensive Income (Loss)			Gains (Losses) Reclassified from Other Comprehensive Income (Loss) into Earnings
(Dollars in Millions)	2022	2021	2020	2022	2021	2020

Asset and Liability Management Positions
Cash flow hedges
Interest rate contracts	$(56)	$94	$(145)	$(27)	$(10)	$(7)
Net investment hedges
Foreign exchange forward contracts	42	19	(21)	–	–	–
Non-derivative debt instruments	59	84	(90)	–	–	–
Note:	The Company does not exclude components from effectiveness testing for cash flow and net investment hedges.
The table below shows the effect of fair value and cash flow hedge accounting on the Consolidated Statement of Income for the years ended December 31:

	Interest Income			Interest Expense
(Dollars in Millions)	2022	2021	2020	2022	2021	2020
Total amount of income and expense line items presented in the Consolidated Statement of Income in which the effects of fair value or cash flow hedges are recorded	$17,945	$13,487	$14,840	$3,217	$993	$2,015

Asset and Liability Management Positions
Fair value hedges
Interest rate contract derivatives	138	17	1	482	232	(134)
Hedged items	(139)	(19)	(1)	(486)	(232)	134
Cash flow hedges
Interest rate contract derivatives	–	–	–	–	14	10
Note: The Company does not exclude components from effectiveness testing for fair value and cash flow hedges. The Company reclassified losses of $36 million, $53 million and $41 million into earnings during the years ended December 31, 2022, 2021 and 2020, respectively, as a result of realized cash flows on discontinued cash flow hedges. No amounts were reclassified into earnings on discontinued cash flow hedges because it is probable the original hedged forecasted cash flows will not occur.
The table below shows cumulative hedging adjustments and the carrying amount of assets and liabilities designated in fair value hedges at December 31:

	Carrying Amount of the Hedged Assets and Liabilities		Cumulative Hedging Adjustment (a)
(Dollars in Millions)	2022	2021	2022	2021
Line Item in the Consolidated Balance Sheet
Available-for-sale investment securities	$4,937	$16,445	$(552)	$(26)
Long-term debt	17,190	12,278	(142)	585
(a)
The cumulative hedging adjustment related to discontinued hedging relationships on available-for-sale
investment securities and long-term debt was $(392) million and $399 million, respectively, at December 31, 2022, compared with $(6) million and $640 million at December 31, 2021, respectively.

The table below shows the gains (losses) recognized in earnings for other economic hedges and the customer-related positions for the years ended December 31:

(Dollars in Millions)	Location of Gains (Losses) Recognized in Earnings	2022	2021	2020

Asset and Liability Management Positions
Other economic hedges
Interest rate contracts
Futures and forwards	Mortgage banking revenue	$407	$511	$82
Purchased and written options	Mortgage banking revenue	1	527	1,527
Swaps	Mortgage banking revenue/ Other noninterest income	(1,010)	(197)	598
Foreign exchange forward contracts	Other noninterest income	(1)	1	3
Equity contracts	Compensation expense	(8)	7	3
Other	Other noninterest income	(181)	5	(70)

Customer-Related Positions
Interest rate contracts
Swaps	Commercial products revenue	98	110	135
Purchased and written options	Commercial products revenue	20	(5)	(8)
Futures	Commercial products revenue	30	3	(18)
Foreign exchange rate contracts
Forwards, spots and swaps	Commercial products revenue	100	93	78
Purchased and written options	Commercial products revenue	1	1	1
Credit contracts	Commercial products revenue -	20	(7)	(32)

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
The Company’s collateral arrangements are predominately bilateral and, therefore, contain provisions that require collateralization of the Company’s net liability derivative positions. Required collateral coverage is based on net liability thresholds and may be contingent upon the Company’s credit rating from two of the nationally recognized statistical rating organizations. If the Company’s credit rating were to fall below credit ratings thresholds established in the collateral arrangements, the counterparties to the derivatives could request immediate additional collateral coverage up to and including full collateral coverage for derivatives in a net liability position. The aggregate fair value of all derivatives under collateral arrangements that were in a net liability position at December 31, 2022, was $2.6 billion. At December 31, 2022, the Company had $2.1 billion of cash posted as collateral against this net liability position.

NOTE 21	Netting Arrangements for Certain Financial Instruments and Securities Financing
Activities

The Company’s derivative portfolio consists of bilateral
over-the-counter
trades, certain interest rate derivatives and credit contracts required to be centrally cleared through clearinghouses per current regulations, and exchange-traded positions which may include U.S. Treasury and Eurodollar futures or options on U.S. Treasury futures. Of the Company’s $1.1 trillion total notional amount of derivative positions at December 31, 2022, $526.3 billion related to bilateral over-the-counter
trades, $571.5 billion related to those centrally cleared through clearinghouses and $7.8 billion related to those that were exchange-traded. The Company’s derivative contracts typically include offsetting rights (referred to as netting arrangements), and depending on expected volume, credit risk, and counterparty preference, collateral maintenance may be required. For all derivatives under collateral support arrangements, fair value is determined daily and, depending on the collateral maintenance requirements, the Company and a counterparty may receive or deliver collateral, based upon the net fair value of all derivative positions between the Company and the counterparty. Collateral is typically cash, but securities may be allowed under collateral arrangements with certain counterparties. Receivables and payables related to cash collateral are included in other assets and other liabilities on the Consolidated Balance Sheet, along with the related derivative asset and liability fair values. Any securities pledged to counterparties as collateral remain on the Consolidated Balance Sheet. Securities received from counterparties as collateral are not recognized on the Consolidated Balance Sheet, unless the counterparty defaults. In general, securities used as collateral can be sold, repledged or otherwise used by the party in possession. No restrictions exist on the use of cash collateral by either party. Refer to Note 20 for further discussion of the Company’s derivatives, including collateral arrangements.
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

The following table summarizes the maturities by category of collateral pledged for repurchase agreements and securities loaned transactions:

(Dollars in Millions)	Overnight and Continuous	Less Than 30 Days	30-89 Days	Greater Than 90 Days	Total

December 31, 2022
Repurchase agreements
U.S. Treasury and agencies	$147	$–	$–	$–	$147
Residential agency mortgage-backed securities	846	–	–	–	846
Corporate debt securities	439	–	–	–	439

Total repurchase agreements	1,432	–	–	–	1,432
Securities loaned
Corporate debt securities	120	–	–	–	120

Total securities loaned	120	–	–	–	120

Gross amount of recognized liabilities	$1,552	$–	$–	$–	$1,552

December 31, 2021
Repurchase agreements
U.S. Treasury and agencies	$378	$–	$–	$–	$378
Residential agency mortgage-backed securities	551	–	–	–	551
Corporate debt securities	646	–	–	–	646

Total repurchase agreements	1,575	–	–	–	1,575
Securities loaned
Corporate debt securities	169	–	–	–	169

Total securities loaned	169	–	–	–	169

Gross amount of recognized liabilities	$1,744	$–	$–	$–	$1,744

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

The following tables provide information on the Company’s netting adjustments, and items not offset on the Consolidated Balance Sheet but available for offset in the event of default:

(Dollars in Millions)	Gross Recognized Assets	Gross Amounts Offset on the Consolidated Balance Sheet (a)	Net Amounts Presented on the Consolidated Balance Sheet	Gross Amounts Not Offset on the Consolidated Balance Sheet
				Financial Instruments (b)	Collateral Received (c)	Net Amount

December 31, 2022
Derivative assets (d)	$7,852	$(5,427)	$2,425	$(231)	$(80)	$2,114
Reverse repurchase agreements	107	–	107	(102)	(5)	–
Securities borrowed	1,606	–	1,606	–	(1,548)	58

Total	$9,565	$(5,427)	$4,138	$(333)	$(1,633)	$2,172

December 31, 2021
Derivative assets (d)	$3,830	$(1,609)	$2,221	$(142)	$(106)	$1,973
Reverse repurchase agreements	359	–	359	(249)	(110)	–
Securities borrowed	1,868	–	1,868	–	(1,818)	50

Total	$6,057	$(1,609)	$4,448	$(391)	$(2,034)	$2,023
(a)	Includes $3.0 billion and $528 million of cash collateral related payables that were netted against derivative assets at December 31, 2022 and 2021, respectively.
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

(c)	Includes the fair value of securities received by the Company from the counterparty. These securities are not included on the Consolidated Balance Sheet unless the counterparty defaults.
(d)	Excludes $20 million and $57 million at December 31, 2022 and 2021, respectively, of derivative assets not subject to netting arrangements.

(Dollars in Millions)	Gross Recognized Liabilities	Gross Amounts Offset on the Consolidated Balance Sheet (a)	Net Amounts Presented on the Consolidated Balance Sheet	Gross Amounts Not Offset on the Consolidated Balance Sheet		Net Amount
				Financial Instruments (b)	Collateral Pledged (c)

December 31, 2022
Derivative liabilities (d)	$10,506	$(4,551)	$5,955	$(231)	$–	$5,724
Repurchase agreements	1,432	–	1,432	(102)	(1,325)	5
Securities loaned	120	–	120	–	(118)	2

Total	$12,058	$(4,551)	$7,507	$(333)	$(1,443)	$5,731

December 31, 2021
Derivative liabilities (d)	$2,761	$(1,589)	$1,172	$(142)	$–	$1,030
Repurchase agreements	1,575	–	1,575	(249)	(1,326)	–
Securities loaned	169	–	169	–	(167)	2

Total	$4,505	$(1,589)	$2,916	$(391)	$(1,493)	$1,032
(a)	Includes $2.1 billion and $508 million of cash collateral related receivables that were netted against derivative liabilities at December 31, 2022 and 2021, respectively.
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

(c)	Includes the fair value of securities pledged by the Company to the counterparty. These securities are included on the Consolidated Balance Sheet unless the Company defaults.
(d)	Excludes $193 million and $137 million at December 31, 2022 and 2021, respectively, of derivative liabilities not subject to netting arrangements.

NOTE 22	Fair Values of Assets and Liabilities

The Company uses fair value measurements for the initial recording of certain assets and liabilities, periodic remeasurement of certain assets and liabilities, and disclosures. Derivatives, trading and available-for-sale investment securities, MSRs and substantially all MLHFS are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower-of-cost-or-fair value accounting or impairment write-downs of individual assets. In addition, refer to Note 3 regarding the fair value of assets and liabilities acquired in the MU
B
acquisition.
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
Valuation Methodologies
The valuation methodologies used by the Company to measure financial assets and liabilities at fair value are described below. In addition, the following section includes an indication of the level of the fair value hierarchy in which the assets or liabilities are classified. Where appropriate, the descriptions include information about the valuation models and key inputs to those models. During the years ended December 31, 2022, 2021 and 2020, there were no significant changes to the valuation techniques used by the Company to measure fair value.
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
Mortgage Loans Held For Sale
 MLHFS measured at fair value, for which an active secondary market and readily available market prices exist, are initially valued at the transaction price and are subsequently valued by comparison to instruments with similar collateral and risk profiles. MLHFS are classified within Level 2. Included in mortgage banking revenue was a net loss of $450 million, a net loss of $145 million and a net gain of $362 million for the years ended December 31, 2022, 2021 and 2020, respectively, from the changes to fair value of these MLHFS under fair value option accounting guidance. Changes in fair value due to instrument specific credit risk were immaterial. Interest income for MLHFS is measured based on contractual interest rates and reported as interest income on the Consolidated Statement of Income. Electing to measure MLHFS at fair value reduces certain timing differences and better matches changes in fair value of these assets with changes in the value of the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting.
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

The following table shows the significant valuation assumption ranges for MSRs at December 31, 2022:

	Minimum	Maximum	Weighted- Average (a)
Expected prepayment	5%	17%	8%
Option adjusted spread	5	11	6
(a)	Determined based on the relative fair value of the related mortgage loans serviced.

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

The following table shows the significant valuation assumption ranges for the Company’s derivative commitments to purchase and originate mortgage loans at December 31, 2022:

	Minimum	Maximum	Weighted- Average (a)
Expected loan close rate	3%	100%	81%
Inherent MSR value (basis points per loan)	31	187	112
(a)	Determined based on the relative fair value of the related mortgage loans.

The significant unobservable input used in the fair value measurement of certain of the Company’s asset/liability and customer-related derivatives is the credit valuation adjustment related to the risk of counterparty nonperformance. A significant increase in the credit valuation adjustment would have resulted in a lower fair value measurement. A significant decrease in the credit valuation adjustment would have resulted in a higher fair value measurement. The credit valuation adjustment is impacted by changes in market rates, volatility, market implied credit spreads, and loss recovery rates, as well as the Company’s assessment of the counterparty’s credit position. At December 31, 2022, the minimum, maximum and weighted-average credit valuation adjustment as a percentage of the net fair value of the counterparty’s derivative contracts prior to adjustment was 0 percent, 1,867 percent and 2 percent, respectively.
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

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis:

(Dollars in Millions)	Level 1	Level 2	Level 3	Netting	Total
December 31, 2022
Available-for-sale securities
U.S. Treasury and agencies	$13,723	$8,310	$–	$–	$22,033
Mortgage-backed securities
Residential agency	–	29,271	–	–	29,271
Commercial
Agency	–	7,145	–	–	7,145
Non-agency	–	7	–	–	7
Asset-backed securities	–	4,323	–	–	4,323
Obligations of state and political subdivisions	–	10,124	1	–	10,125
Other	–	6	–	–	6
Total available-for-sale	13,723	59,186	1	–	72,910
Mortgage loans held for sale	–	1,849	–	–	1,849
Mortgage servicing rights	–	–	3,755	–	3,755
Derivative assets	9	6,608	1,255	(5,427)	2,445
Other assets	248	1,756	–	–	2,004
Total	$13,980	$69,399	$5,011	$(5,427)	$82,963
Derivative liabilities	$4	$6,241	$4,454	$(4,551)	$6,148
Short-term borrowings and other liabilities (a)	125	1,564	–	–	1,689
Total	$129	$7,805	$4,454	$(4,551)	$7,837
December 31, 2021
Available-for-sale securities
U.S. Treasury and agencies	$30,917	$5,692	$–	$–	$36,609
Mortgage-backed securities
Residential agency	–	77,079	–	–	77,079
Commercial agency	–	8,485	–	–	8,485
Asset-backed securities	–	59	7	–	66
Obligations of state and political subdivisions	–	10,716	1	–	10,717
Other	–	7	–	–	7
Total available-for-sale	30,917	102,038	8	–	132,963
Mortgage loans held for sale	–	6,623	–	–	6,623
Mortgage servicing rights	–	–	2,953	–	2,953
Derivative assets	8	2,490	1,389	(1,609)	2,278
Other assets	278	1,921	–	–	2,199
Total	$31,203	$113,072	$4,350	$(1,609)	$147,016
Derivative liabilities	$–	$2,308	$590	$(1,589)	$1,309
Short-term borrowings and other liabilities (a)	209	1,837	–	–	2,046
Total	$209	$4,145	$590	$(1,589)	$3,355
Note: Excluded from the table above are equity investments without readily determinable fair values. The Company has elected to carry these investments at historical cost, adjusted for impairment and any changes resulting from observable price changes for identical or similar investments of the issuer. The aggregate carrying amount of these equity investments was $104 million and $79 million at December 31, 2022 and 2021, respectively. The Company has not recorded impairments or adjustments for observable price changes on these equity investments during 2022 and 2021, or on a cumulative basis.
(a)	Primarily represents the Company’s obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.

The following table presents the changes in fair value for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31:

(Dollars in Millions)	Beginning of Period Balance	Net Gains (Losses) Included in Net Income		Net Gains (Losses) Included in Other Comprehensive Income (Loss)	Purchases	Sales	Principal Payments	Issuances		Settlements	Transfers into Level 3	End of Period Balance	Net Change in Unrealized Gains (Losses) Relating to Assets and Liabilities Held at End of Period
2022
Available-for-sale securities
Asset-backed securities	$7	$–		$(3)	$–	$(4)	$–	$–		$–	$–	$–	$–
Obligations of state and political subdivisions	1	–		–	–	–	–	–		–	–	1	–
Total available-for-sale	8	–		(3)	–	(4)	–	–		–	–	1	–
Mortgage servicing rights	2,953	311	(a)	–	156	(255)	–	590	(c)	–	–	3,755	311	(a)
Net derivative assets and liabilities	799	(5,940	) (b)	–	716	(36)	–	11		1,251	–	(3,199)	(3,538	) (d)

2021
Available-for-sale securities
Asset-backed securities	$7	$–		$1	$–	$–	$(1)	$–		$–	$–	$7	$1
Obligations of state and political subdivisions	1	–		–	–	–	–	–		–	–	1	–
Total available-for-sale	8	–		1	–	–	(1)	–		–	–	8	1
Mortgage servicing rights	2,210	(437	) (a)	–	42	2	–	1,136	(c)	–	–	2,953	(437	) (a)
Net derivative assets and liabilities	2,326	(924	) (e)	–	337	(3)	–	–		(937)	–	799	(968	) (f)

2020
Available-for-sale securities
Asset-backed securities	$8	$–		$–	$–	$–	$(1)	$–		$–	$–	$7	$–
Obligations of state and political subdivisions	1	–		–	–	–	–	–		–	–	1	–
Total available-for-sale	9	–		–	–	–	(1)	–		–	–	8	–
Mortgage servicing rights	2,546	(1,403	) (a)	–	34	3	–	1,030	(c)	–	–	2,210	(1,403	) (a)
Net derivative assets and liabilities	810	2,922	(g)	–	247	(3)	–	–		(1,650)	–	2,326	1,649	(h)
(a)	Included in mortgage banking revenue.
(b)	Approximately $(141) million, $(5.6) billion and $(181) million included in mortgage banking revenue, commercial products revenue and other noninterest income, respectively.
(c)	Represents MSRs capitalized during the period.
(d)	Approximately $5 million, $(3.4) billion and $(181) million included in mortgage banking revenue, commercial products revenue and other noninterest income, respectively.
(e)	Approximately $666 million, $(1.6) billion and $5 million included in mortgage banking revenue, commercial products revenue and other noninterest income, respectively.
(f)	Approximately $42 million, $(1.0) billion and $5 million included in mortgage banking revenue, commercial products revenue and other noninterest income, respectively.
(g)	Approximately $1.9 billion, $1.1 billion and $(70) million included in mortgage banking revenue, commercial products revenue and other noninterest income, respectively.
(h)	Approximately $247 million, $1.5 billion and $(70) million included in mortgage banking revenue, commercial products revenue and other noninterest income, respectively.
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
The following table summarizes the balances as of the measurement date of assets measured at fair value on a nonrecurring basis, and still held as of December 31:

	2022				2021
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans (a)	$ –	$ –	$ 97	$ 97	$ –	$ –	$ 59	$ 59
Other assets (b)	–	–	21	21	–	–	77	77
(a)	Represents the carrying value of loans for which adjustments were based on the fair value of the collateral, excluding loans fully charged-off.
(b)	Primarily represents the fair value of foreclosed properties that were measured at fair value based on an appraisal or broker price opinion of the collateral subsequent to their initial acquisition.

The following table summarizes losses recognized related to nonrecurring fair value measurements of individual assets or portfolios for the years ended December 31:

(Dollars in Millions)	2022	2021	2020
Loans (a)	$40	$60	$426
Other assets (b)	20	25	21
(a)	Represents write-downs of loans which were based on the fair value of the collateral, excluding loans fully charged-off.
(b)	Primarily represents related losses of foreclosed properties that were measured at fair value subsequent to their initial acquisition.
Fair Value Option
The following table summarizes the differences between the aggregate fair value carrying amount of MLHFS for which the fair value option has been elected and the aggregate unpaid principal amount that the Company is contractually obligated to receive at maturity as of December 31
:

	2022			2021
(Dollars in Millions)	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal	Fair Value Carrying Amount	Aggregate Unpaid Principal	Carrying Amount Over (Under) Unpaid Principal
Total loans	$1,849	$1,848	$1	$6,623	$6,453	$170
Nonaccrual loans	1	1	–	1	1	–
Loans 90 days or more past due	1	1	–	2	2	–

Fair Value of Financial Instruments
The following section summarizes the estimated fair value for financial instruments accounted for at amortized cost as of December 31, 2022 and 2021. In accordance with disclosure guidance related to fair values of financial instruments, the Company did not include assets and liabilities that are not financial instruments, such as the value of goodwill, long-term relationships with deposit, credit card, merchant processing and trust customers, other purchased intangibles, premises and equipment, deferred taxes and other liabilities. Additionally, in accordance with the disclosure guidance, receivables and payables due in one year or less, insurance contracts, equity investments not accounted for at fair value, and deposits with no defined or contractual maturities are excluded.

The estimated fair values of the Company’s financial instruments as of December 31, are shown in the table below:

	2022					2021
	Carrying Amount	Fair Value				Carrying Amount	Fair Value
(Dollars in Millions)		Level 1	Level 2	Level 3	Total		Level 1	Level 2	Level 3	Total

Financial Assets
Cash and due from banks	$53,542	$53,542	$–	$–	$53,542	$28,905	$28,905	$–	$–	$28,905
Federal funds sold and securities purchased under resale agreements	356	–	356	–	356	359	–	359	–	359
Investment securities held-to-maturity	88,740	1,293	76,581	–	77,874	41,858	–	41,812	–	41,812
Loans held for sale (a)	351	–	–	351	351	1,152	–	–	1,152	1,152
Loans	318,277	–	–	368,874	368,874	306,304	–	–	312,724	312,724
Other (b)	2,962	–	2,224	738	2,962	1,521	–	630	891	1,521

Financial Liabilities
Time deposits	32,946	–	32,338	–	32,338	22,665	–	22,644	–	22,644
Short-term borrowings (c)	29,527	–	29,145	–	29,145	9,750	–	9,646	–	9,646
Long-term debt	39,829	–	37,622	–	37,622	32,125	–	32,547	–	32,547
Other (d)	5,137	–	1,500	3,637	5,137	3,862	–	1,170	2,692	3,862
(a)	Excludes mortgages held for sale for which the fair value option under applicable accounting guidance was elected.
(b)	Includes investments in Federal Reserve Bank and Federal Home Loan Bank stock and tax-advantaged investments.
(c)	Excludes the Company’s obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.
(d)	Includes operating lease liabilities and liabilities related to tax-advantaged investments.

The fair value of unfunded commitments, deferred
non-yield
related loan fees, standby letters of credit and other guarantees is approximately equal to their carrying value. The carrying value of unfunded commitments, deferred non-yield
related loan fees and
standby letters of credit was $498 million and $495 million at December 31, 2022 and 2021, respectively. The carrying value of other guarantees was $241 million and $245 million at December 31, 2022 and 2021, respectively.

NOTE 23	Guarantees and Contingent Liabilities

Visa Restructuring and Card Association Litigation
 The Company’s
P
ayment
S
ervices business issues credit and debit cards and acquires credit and debit card transactions through the Visa U.S.A. Inc. card association or its affiliates (collectively “Visa”). In 2007, Visa completed a restructuring and issued shares of Visa Inc. common stock to its financial institution members in contemplation of its initial public offering (“IPO”) completed in the first quarter of 2008 (the “Visa Reorganization”). As a part of the Visa Reorganization, the Company received its proportionate number of shares of Visa Inc. common stock, which were subsequently converted to Class B shares of Visa Inc. (“Class B shares”).
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
The contract or notional amounts of unfunded commitments to extend credit at December 31, 2022, excluding those commitments considered derivatives, were as follows:

	Term
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Commercial and commercial real estate loans	$43,294	$139,630	$182,924
Corporate and purchasing card loans (a)	34,491	—	34,491
Residential mortgages	214	1	215
Retail credit card loans (a)	120,730	—	120,730
Other retail loans	15,012	27,641	42,653
Other	6,419	—	6,419
(a)	Primarily cancelable at the Company’s discretion.
Other Guarantees and Contingent Liabilities
The following table is a summary of other guarantees and contingent liabilities of the Company at December 31, 2022:

(Dollars in Millions)	Collateral Held	Carrying Amount	Maximum Potential Future Payments
Standby letters of credit	$—	$19	$10,813
Third party borrowing arrangements	—	—	7
Securities lending indemnifications	6,876	—	6,685
Asset sales	—	102	8,261
Merchant processing	818	118	134,611
Tender option bond program guarantee	1,508	—	1,501
Other	—	21	2,032

Letters of Credit
Standby letters of credit are commitments the Company issues to guarantee the performance of a customer to a third party. The guarantees frequently support public and private borrowing arrangements, including commercial paper issuances, bond financings and other similar transactions. The Company also issues and confirms commercial letters of credit on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer’s or counterparty’s nonperformance, the Company’s credit loss exposure is similar to that in any extension of credit, up to the letter’s contractual amount. Management assesses the borrower’s credit to determine the necessary collateral, which may include marketable securities, receivables, inventory, equipment and real estate. Since the conditions requiring the Company to fund letters of credit may not occur, the Company expects its liquidity requirements to be less than the total outstanding commitments. The maximum potential future payments guaranteed by the Company under standby letter of credit arrangements at December 31, 2022, were approximately $10.8 billion with a weighted-average term of approximately 19 months. The estimated fair value of standby letters of credit was approximately $19 million at December 31, 2022.
The contract or notional amount of letters of credit at December 31, 2022, were as follows:

	Term
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Standby	$5,110	$5,703	$10,813
Commercial	460	172	632
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
Third Party Borrowing Arrangements
The Company provides guarantees to third parties as a part of certain subsidiaries’ borrowing arrangements. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $7 million at December 31, 2022.
Commitments from Securities Lending
The Company participates in securities lending activities by acting as the customer’s agent involving the loan of securities. The Company indemnifies customers for the difference between the fair value of the securities lent and the fair value of the collateral received.
Cash collateralizes these transactions. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $6.7 billion at December 31, 2022, and represent the fair value of the securities lent to third parties. At December 31, 2022, the Company held $6.9 billion of cash as collateral for these arrangements.
Asset Sales
The Company has provided guarantees to certain third parties in connection with the sale or syndication of certain assets, primarily loan portfolios and tax-advantaged
investments. These guarantees are generally in the form of asset buy-back
or make-whole provisions that are triggered upon a credit event or a change in the tax-qualifying
status of the related projects, as applicable, and remain in effect until the loans are collected or final tax credits are realized, respectively. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $8.3 billion at December 31, 2022, and represented the proceeds received from the buyer or the guaranteed portion in these transactions where the buy-back
or make-whole provisions have not yet expired. At December 31, 2022, the Company had reserved $85 million for potential losses related to the sale or syndication of tax-advantaged
investments.
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
The Company regularly sells loans to GSEs as part of its mortgage banking activities. The Company provides customary representations and warranties to GSEs in conjunction with these sales. These representations and warranties generally require the Company to repurchase assets if it is subsequently determined that a loan did not meet specified criteria, such as a documentation deficiency or rescission of mortgage insurance. If the Company is unable to cure or refute a repurchase request, the Company is generally obligated to repurchase the loan or otherwise reimburse the GSE for losses. At December 31, 2022, the Company had reserved $17 million for potential losses from representation and warranty obligations, compared with $18 million at December 31, 2021. The Company’s reserve reflects management’s best estimate of losses for representation and warranty obligations. The Company’s repurchase reserve is modeled at the loan level, taking into consideration the individual credit quality and borrower activity that has transpired since origination. The model applies credit quality and economic risk factors to derive a probability of default and potential repurchase that are based on the Company’s historical loss experience, and estimates loss severity based on expected collateral value. The Company also considers qualitative factors that may result in anticipated losses differing from historical loss trends.
As of December 31, 2022 and 2021, the Company had $39 million and $19 million, respectively, of unresolved representation and warranty claims from GSEs. The Company does not have a significant amount of unresolved claims from investors other than GSEs.
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
A cardholder, through its issuing bank, generally has until the later of up to four months after the date the transaction is processed or the receipt of the product or service to present a charge-back to the Company as the merchant processor. The absolute maximum potential liability is estimated to be the total volume of credit card transactions that meet the associations’ requirements to be valid charge-back transactions at any given time. Management estimates that the maximum potential exposure for charge-backs would approximate the total amount of merchant transactions processed through the credit card associations for the last four months. For the last four months of 2022 this amount totaled approximately $134.6 billion. In most cases, this contingent liability is unlikely to arise, as most products and services are delivered when purchased and amounts are refunded when items are returned to merchants. However, where the product or service has been purchased but is not provided until a future date (“future delivery”), the potential for this contingent liability increases. To mitigate this risk, the Company may require the merchant to make an escrow deposit, place maximum volume limitations on future delivery transactions processed by the merchant at any point in time, or require various credit enhancements (including letters of credit and bank guarantees). Also, merchant processing contracts may include event triggers to provide the Company more financial and operational control in the event of financial deterioration of the merchant.
The Company currently processes card transactions in the United States, Canada and Europe through wholly-owned subsidiaries. In the event a merchant was unable to fulfill product or services subject to future delivery, such as airline tickets, the Company could become financially liable for refunding the purchase price of such products or services purchased through the credit card associations under the charge-back provisions. Charge-back risk related to these merchants is evaluated in a manner similar to credit risk assessments and, as such, merchant processing contracts contain various provisions to protect the Company in the event of default. At December 31, 2022, the value of airline tickets purchased to be delivered at a future date through card transactions processed by the Company was $9.9 billion. The Company held collateral of $572 million in escrow deposits, letters of credit and indemnities from financial institutions, and liens on various assets. In addition to specific collateral or other credit enhancements, the Company maintains a liability for its implied guarantees associated with future delivery. At December 31, 2022, the liability was $100 million primarily related to these airline processing arrangements.
In the normal course of business, the Company has unresolved charge-backs. The Company assesses the likelihood of its potential liability based on the extent and nature of unresolved charge-backs and its historical loss experience. At December 31, 2022, the Company held $196 million of merchant escrow deposits as collateral and had a recorded liability for potential losses of $18 million.
Tender Option Bond Program Guarantee
As discussed in Note 8, the Company sponsors a municipal bond securities tender option bond program and consolidates the program’s entities on its Consolidated Balance Sheet. The Company provides financial performance guarantees related to the program’s entities. At December 31, 2022, the Company guaranteed $1.5 billion of borrowings of the program’s entities, included on the Consolidated Balance Sheet in short-term borrowings. The Company also included on its Consolidated Balance Sheet the related $1.5 billion of available-for-sale
investment securities serving as collateral for this arrangement.
Other Guarantees and Commitments
As of December 31, 2022, the Company sponsored, and owned 100 percent of the common equity of, USB Capital IX, a wholly-owned unconsolidated trust, formed for the purpose of issuing redeemable Income Trust Securities (“ITS”) to third-party investors, originally investing the proceeds in junior subordinated debt securities (“Debentures”) issued by the Company and entering into stock purchase contracts to purchase the Company’s preferred stock in the future. As of December 31, 2022, all of the Debentures issued by the Company have either matured or been retired. Total assets of USB Capital IX were $682 million at December 31, 2022, consisting primarily of the Company’s Series A Preferred Stock. The Company’s obligations under the transaction documents, taken together, have the effect of providing a full and unconditional guarantee by the Company, on a junior subordinated basis, of the payment obligations of the trust to third-party investors totaling $681 million at December 31, 2022.
The Company has also made other financial performance guarantees and commitments primarily related to the operations of its subsidiaries. At December 31, 2022, the maximum potential future payments guaranteed or committed by the Company under these arrangements were approximately $1.4 billion.

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
Residential Mortgage-Backed Securities Litigation
Starting in 2011, the Company and other large financial institutions have been sued in their capacity as trustee for residential mortgage–backed securities trusts for losses arising out of the 2008 financial crisis. In the lawsuits brought against the Company, the investors and a monoline insurer allege that the Company’s primary banking subsidiary, USBNA, as trustee caused them to incur substantial losses by failing to enforce loan repurchase obligations and failing to abide by appropriate standards of care after events of default allegedly occurred. The plaintiffs in these matters seek monetary damages in unspecified amounts and most also seek equitable relief.
Regulatory Matters
The Company is continually subject to examinations, inquiries and investigations in areas of heightened regulatory scrutiny, such as compliance, risk management, third-party risk management and consumer protection. For example, as part of an industry-wide inquiry, the Company’s broker-dealer and registered investment advisor subsidiaries received from the Securities and Exchange Commission a request for information concerning compliance with record retention requirements relating to electronic business communications. Also, the Consumer Financial Protection Bureau (“CFPB”) has been investigating the Company’s administration of unemployment insurance benefit prepaid debit cards during the pandemic timeframe and is considering a potential enforcement action. The Company is cooperating fully with all pending examinations, inquiries and investigations, any of which could lead to administrative or legal proceedings or settlements. Remedies in these proceedings or settlements may include fines, penalties, restitution or alterations in the Company’s business practices (which may increase the Company’s operating expenses and decrease its revenue).
MUFG Union Bank Consent Order
The Company acquired MUB on December 1, 2022. Prior to the acquisition, on September 20, 2021, MUB entered into a consent order with the Office of the Comptroller of the Currency (the “OCC”) relating to deficiencies in MUB’s technology and operational risk management (the “MUB Consent Order”). Under the MUB Consent Order, the OCC found MUB to be in noncompliance with the Interagency Guidelines Establishing Information Security Standards and to have engaged in unsafe and unsound practices regarding technology and operational risk management.
The OCC’s conditional approval to merge MUB with and into USBNA (the “Bank Merger”) requires USBNA to succeed to the terms and obligations of the MUB Consent Order and comply with the other conditions described therein. The Bank Merger is expected to occur in connection with the conversion of MUB customers and systems to the USBNA platform over Memorial Day weekend in 2023. The Company’s losses, costs, expenses and damages relating to or resulting from the MUB Consent Order are indemnifiable by the seller, subject to the terms of the Share Purchase Agreement for the MUB acquisition.
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
Corporate and Commercial Banking
Corporate and Commercial Banking offers lending, equipment finance and small-
ticket leasing, depository services, treasury management, capital markets services, international trade services and other financial services to middle market, large corporate, commercial real estate, financial institution, non-profit
and public sector clients.
Consumer and Business Banking
Consumer and Business Banking comprises consumer banking, small business banking and consumer lending. Products and services are delivered through banking offices, telephone servicing and sales, on-line
services, direct mail, ATM processing, mobile devices, distributed mortgage loan officers, and intermediary relationships including auto dealerships, mortgage banks, and strategic business partners.

Wealth Management and Investment Services
Wealth Management and Investment Services provides private banking, financial advisory services, investment management, retail brokerage services, insurance, trust, custody and fund servicing through four businesses: Wealth Management, Global Corporate Trust & Custody, U.S. Bancorp Asset Management and Fund Services.
Payment Services
Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate, government and purchasing card services and merchant processing.
Treasury and Corporate Support
Treasury and Corporate Support includes the Company’s investment portfolios, funding, capital management, interest rate risk management, income taxes not allocated to business segments, including most investments in tax-advantaged
projects, and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis.
Basis of Presentation
Business segment results are derived from the Company’s business unit profitability reporting systems by specifically attributing managed balance sheet assets, deposits and other liabilities and their related income or expense. The allowance for credit losses and related provision expense are allocated to the business segments according to the volume and credit quality of the loan balances managed, but with the impact of changes in economic forecasts recorded in Treasury and Corporate Support. Goodwill and other intangible assets are assigned to the business segments based on the mix of business of an entity acquired by the Company. Within the Company, capital levels are evaluated and managed centrally; however, capital is allocated to the business segments to support evaluation of business performance. Business segments are allocated capital on a risk-adjusted basis considering economic and regulatory capital requirements. Generally, the determination of the amount of capital allocated to each business segment includes credit allocations following a Basel III regulatory framework. Interest income and expense is determined based on the assets and liabilities managed by the business segment. Because funding and asset/liability management is a central function, funds transfer-pricing methodologies are utilized to allocate a cost of funds used or credit for funds provided to all business segment
assets and liabilities, respectively, using a matched funding concept. Also, each business unit is allocated the taxable-equivalent benefit of tax-exempt
products. The residual effect on net interest income of asset/
liability management activities is included in Treasury and Corporate Support. Noninterest income and expenses directly managed by each business segment, including fees, service charges, salaries and benefits, and other direct revenues and costs are accounted for within each segment’s financial results in a manner similar to the consolidated financial statements. Occupancy costs are allocated based on utilization of facilities by the business segments. Generally, operating losses are charged to the business segment when the loss event is realized in a manner similar to a loan charge-off.
Noninterest expenses incurred by centrally managed operations or business segments that directly support another business segment’s operations are charged to the applicable business segment based on its utilization of those services, primarily measured by the volume of customer activities, number of employees or other relevant factors. These allocated expenses are reported as net shared services expense within noninterest expense. Certain activities that do not directly support the operations of the business segments or for which the business segments are not considered financially accountable in evaluating their performance are not charged to the business segments. The income or expenses associated with these corporate activities, including merger and integration charges, are reported within the Treasury and Corporate Support business segment. Income taxes are assessed to each business segment at a standard tax rate with the residual tax expense or benefit to arrive at the consolidated effective tax rate included in Treasury and Corporate Support.
Designations, assignments and allocations change from time to time as management systems are enhanced, methods of evaluating performance or product lines change or business segments are realigned to better respond to the Company’s diverse customer base. During 2022, certain organization and methodology changes were made and, accordingly, 2021 results were restated and presented on a comparable basis. MUB related business activities were integrated into the applicable line of business results effective with the close of the acquisition by the Company.

Business segment results for the years ended December 31 were as follows:

	Corporate and Commercial Banking				Consumer and Business Banking		Wealth Management and Investment Services
(Dollars in Millions)	2022		2021		2022	2021	2022		2021
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$3,468		$2,853		$6,904	$6,085	$1,624		$1,002
Noninterest income	1,008		1,039		1,556	2,496	2,553		2,222
Total net revenue	4,476		3,892		8,460	8,581	4,177		3,224
Nointerest expense	1,872		1,741		5,824	5,575	2,417		2,094
Income (loss) before provision and income taxes	2,604		2,151		2,636	3,006	1,760		1,130
Provision for credit losses	149		65		228	(136)	9		7
Income (loss) before income taxes	2,455		2,086		2,408	3,142	1,751		1,123
Income taxes and taxable-equivalent adjustment	614		522		602	785	438		281
Net income (loss)	1,841		1,564		1,806	2,357	1,313		842
Net (income) loss attributable to noncontrolling interests	–		–		–	–	–		–
Net income (loss) attributable to U.S. Bancorp	$1,841		$1,564		$1,806	$2,357	$1,313		$842

Average Balance Sheet
Loans	$127,916		$103,404		$145,079	$140,890	$22,410		$18,095
Other earning assets	4,532		4,537		3,117	8,093	273		242
Goodwill	1,915		1,715		3,249	3,429	1,720		1,628
Other intangible assets	57		5		3,785	2,761	308		84
Assets	143,370		115,423		160,713	161,385	26,036		21,303
Noninterest-bearing deposits	57,451		61,991		32,256	33,063	24,721		24,663
Interest-bearing deposits	97,169		71,711		167,938	157,592	73,461		76,000
Total deposits	154,620		133,702		200,194	190,655	98,182		100,663
Total U.S. Bancorp shareholders’ equity	14,403		13,906		12,550	12,319	3,675		3,154

	Payment Services				Treasury and Corporate Support		Consolidated Company
(Dollars in Millions)	2022		2021		2022	2021	2022		2021
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$2,498		$2,457		$352	$203	$14,846		$12,600
Noninterest income	3,799	(a)	3,550	(a)	540	920	9,456	(b)	10,227 (b)
Total net revenue	6,297		6,007		892	1,123	24,302		22,827
Noninterest expense	3,551		3,386		1,242	932	14,906		13,728
Income (loss) before provision and income taxes	2,746		2,621		(350)	191	9,396		9,099
Provision for credit losses	980		349		611	(1,458)	1,977		(1,173)
Income (loss) before income taxes	1,766		2,272		(961)	1,649	7,419		10,272
Income taxes and taxable-equivalent adjustment	442		568		(515)	131	1,581		2,287
Net income (loss)	1,324		1,704		(446)	1,518	5,838		7,985
Net (income) loss attributable to noncontrolling interests	–		–		(13)	(22)	(13)		(22)
Net income (loss) attributable to U.S. Bancorp	$1,324		$1,704		$(459)	$1,496	$5,825		$7,963

Average Balance Sheet
Loans	$34,627		$30,856		$3,541	$3,720	$333,573		$296,965
Other earning assets	634		93		203,214	196,211	211,770		209,176
Goodwill	3,305		3,184		–	–	10,189		9,956
Other intangible assets	423		507		4	–	4,577		3,357
Assets	41,109		36,549		220,921	221,872	592,149		556,532
Noninterest-bearing deposits	3,410		4,861		2,556	2,626	120,394		127,204
Interest-bearing deposits	162		145		3,260	1,629	341,990		307,077
Total deposits	3,572		5,006		5,816	4,255	462,384		434,281
Total U.S. Bancorp shareholders’ equity	8,235		7,642		11,553	16,789	50,416		53,810

(a)	Presented net of related rewards and rebate costs and certain partner payments of $2.9 billion and $2.5 billion for 2022 and 2021, respectively.
(b)	Includes revenue generated from certain contracts with customers of $8.0 billion and $ 7.5 billion for 2022 and 2021, respectively.

NOTE 25	U.S. Bancorp (Parent Company)
Condensed Balance Sheet

At December 31 (Dollars in Millions)	2022	2021

Assets
Due from banks, principally interest-bearing	$5,288	$8,369
Available-for-sale investment securities	672	1,209
Investments in bank subsidiaries	59,202	51,432
Investments in nonbank subsidiaries	3,575	3,632
Advances to bank subsidiaries	9,100	9,600
Advances to nonbank subsidiaries	150	707
Other assets	1,101	898
Total assets	$79,088	$75,847

Liabilities and Shareholders’ Equity
Long-term debt	$26,983	$18,902
Other liabilities	1,339	2,027
Shareholders’ equity	50,766	54,918
Total liabilities and shareholders’ equity	$79,088	$75,847
Condensed Income Statement

Year Ended December 31 (Dollars in Millions)	2022	2021	2020

Income
Dividends from bank subsidiaries	$4,750	$7,000	$1,500
Dividends from nonbank subsidiaries	105	2	24
Interest from subsidiaries	119	112	172
Other income	31	46	85

Total income	5,005	7,160	1,781

Expense
Interest expense	505	348	433
Other expense	162	154	140

Total expense	667	502	573

Income before income taxes and equity in undistributed income of subsidiaries	4,338	6,658	1,208
Applicable income taxes	(138)	(53)	(78)

Income of parent company	4,476	6,711	1,286
Equity in undistributed income of subsidiaries	1,349	1,252	3,673

Net income attributable to U.S. Bancorp	$5,825	$7,963	$4,959

Condensed Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2022	2021	2020

Operating Activities
Net income a t tributable to U.S. Bancorp	$5,825	$7,963	$4,959
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed income of subsidiaries	(1,349)	(1,252)	(3,673)
Other, net	(398)	(85)	907

Net cash provided by operating activities	4,078	6,626	2,193

Investing Activities
Proceeds from sales and maturities of investment securities	423	200	258
Investments in subsidiaries	(5,030)	–	–
Net decrease in short-term advances to subsidiaries	557	411	347
Long-term advances to subsidiaries	(2,000)	(7,000)	–
Principal collected on long-term advances to subsidiaries	2,500	1,250	–
Cash paid for acquisition	(5,500)	–	–
Other, net	(173)	(269)	379

Net cash provided by (used in) investing activities	(9,223)	(5,408)	984

Financing Activities
Net decrease in short-term borrowings	–	–	(8)
Proceeds from issuance of long-term debt	8,150	1,300	2,750
Principal payments or redemption of long-term debt	(2,300)	(3,000)	(1,200)
Proceeds from issuance of preferred stock	437	2,221	486
Proceeds from issuance of common stock	21	43	15
Repurchase of preferred stock	(1,100)	(1,250)	–
Repurchase of common stock	(69)	(1,555)	(1,672)
Cash dividends paid on preferred stock	(299)	(308)	(300)
Cash dividends paid on common stock	(2,776)	(2,579)	(2,552)

Net cash provided by (used in) financing activities	2,064	(5,128)	(2,481)

Change in cash and due from banks	(3,081)	(3,910)	696
Cash and due from banks at beginning of year	8,369	12,279	11,583

Cash and due from banks at end of year	$5,288	$8,369	$12,279

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
Dividend payments to the Company by its subsidiary banks are subject to regulatory review and statutory limitations and, in some instances, regulatory approval. In general, dividends by the Company’s bank subsidiaries to the parent company are limited by rules which compare dividends to net income for regulatorily-defined periods. Furthermore, dividends are restricted by minimum capital constraints for all national banks.

NOTE 26	Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2022 through the date the consolidated financial statements were filed with the United States Securities and Exchange Commission. Based on this evaluation, the Company has determined none of these events were required to be recognized or disclosed in the consolidated financial statements and related notes.

U.S. Bancorp

Consolidated Daily Average Balance Sheet and Related Yields and Rates (a) (Unaudited)

	2022			2021			2020
Year Ended December 31 (Dollars in Millions)	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates
Assets
Investment securities	$169,442	$3,457	2.04%	$154,702	$2,434	1.57%	$125,954	$2,488	1.98%
Loans held for sale	3,829	201	5.26	8,024	232	2.89	6,985	216	3.10
Loans (b)
Commercial	123,797	4,340	3.51	102,855	2,684	2.61	113,967	3,192	2.80
Commercial real estate	41,098	1,655	4.03	38,781	1,219	3.14	40,548	1,457	3.59
Residential mortgages	84,749	2,775	3.27	74,629	2,477	3.32	73,667	2,666	3.62
Credit card	23,478	2,583	11.00	21,645	2,278	10.52	22,332	2,392	10.71
Other retail	60,451	2,292	3.79	59,055	2,126	3.60	56,755	2,352	4.14
Total loans	333,573	13,645	4.09	296,965	10,784	3.63	307,269	12,059	3.92
Interest-bearing deposits with banks	31,425	559	1.78	39,914	42	.10	34,497	59	.17
Other earning assets	7,074	204	2.89	6,536	101	1.55	6,697	119	1.78
Total earning assets	545,343	18,066	3.31	506,141	13,593	2.69	481,402	14,941	3.10
Allowance for loan losses	(5,880)			(6,326)			(6,858)
Unrealized gain (loss) on investment securities	(6,914)			1,174			2,901
Other assets	59,600			55,543			53,762
Total assets	$592,149			$556,532			$531,207
Liabilities and Shareholders’ Equity
Noninterest-bearing deposits	$120,394			$127,204			$98,539
Interest-bearing deposits
Interest checking	117,471	277	.24	103,198	24	.02	84,276	65	.08
Money market savings	126,221	1,220	.97	117,093	199	.17	125,786	528	.42
Savings accounts	67,722	10	.02	62,294	7	.01	52,142	46	.09
Time deposits	30,576	365	1.19	24,492	90	.37	37,872	311	.82
Total interest-bearing deposits	341,990	1,872	.55	307,077	320	.10	300,076	950	.32
Short-term borrowings
Federal funds purchased	687	8	1.12	1,507	2	.10	1,660	6	.35
Securities sold under agreements to repurchase	2,037	20	1.00	1,790	2	.13	1,686	8	.50
Commercial paper	7,186	69	.96	7,228	1	.01	8,141	21	.26
Other short-term borrowings	15,830	471	2.98	4,249	65	1.54	7,695	109	1.41
Total short-term borrowings	25,740	568	2.21	14,774	70	.47	19,182	144	.75
Long-term debt	33,114	780	2.35	36,682	603	1.64	44,040	924	2.10
Total interest-bearing liabilities	400,844	3,220	.80	358,533	993	.28	363,298	2,018	.56
Other liabilities	20,029			16,353			16,494
Shareholders’ equity
Preferred equity	6,761			6,255			6,042
Common equity	43,655			47,555			46,204
Total U.S. Bancorp shareholders’ equity	50,416			53,810			52,246
Noncontrolling interests	466			632			630
Total equity	50,882			54,442			52,876
Total liabilities and equity	$592,149			$556,532			$531,207
Net interest income		$14,846			$12,600			$12,923
Gross interest margin			2.51%			2.41%			2.54%
Gross interest margin without taxable-equivalent increments			2.49%			2.39%			2.52%
Percent of Earning Assets
Interest income			3.31%			2.69%			3.10%
Interest expense			.59			.20			.42
Net interest margin			2.72%			2.49%			2.68%
Net interest margin without taxable-equivalent increments			2.70%			2.47%			2.66%
*	Not meaningful
(a)	Interest and rates are presented on a fully taxable-equivalent basis based on a federal income tax rate of 21 percent.
(b)	Interest income and rates on loans include loan fees. Nonaccrual loans are included in average loan balances.

U.S. Bancorp

Supplemental Financial Data (Unaudited)

Earnings Per Common Share Summary	2022	2021	2020
Earnings per common share	$3.69	$5.11	$3.06
Diluted earnings per common share	3.69	5.10	3.06
Dividends declared per common share	1.88	1.76	1.68
Other Statistics (Dollars and Shares in Millions)
Common shares outstanding (a)	1,531	1,484	1,507
Average common shares outstanding and common stock equivalents
Earnings per common share	1,489	1,489	1,509
Diluted earnings per common share	1,490	1,490	1,510
Number of shareholders (b)	30,280	31,111	32,520
Common dividends declared	$2,829	$2,630	$2,541
(a)	Defined as total common shares issued less common stock held in treasury at December 31.
(b)	Based on number of common stock shareholders of record at December 31.

The common stock of U.S. Bancorp is traded on the New York Stock Exchange, under the ticker symbol “USB.” At January 31, 2023, there were 30,217 holders of record of the Company’s common stock.

Stock Performance Chart

The following chart compares the cumulative total shareholder return on the Company’s common stock during the five years ended December 31, 2022, with the cumulative total return on the Standard & Poor’s 500 Index and the KBW Bank Index. The comparison assumes $100 was invested on December 31, 2017, in the Company’s common stock and in each of the foregoing indices and assumes the reinvestment of all dividends. The comparisons in the graph are based upon historical data and are not indicative of, nor intended to forecast, future performance of the Company’s common stock.

Company Information

General Business Description U.S. Bancorp is a financial services holding company headquartered in Minneapolis, Minnesota, serving millions of local, national and global customers. U.S. Bancorp is registered as a bank holding company under the Bank Holding Company Act of 1956 (the “BHC Act”), and has elected to be treated as a financial holding company under the BHC Act. The Company provides a full range of financial services, including lending and depository services, cash management, capital markets, and trust and investment management services. It also engages in credit card services, merchant and ATM processing, mortgage banking, insurance, brokerage and leasing. Effective December 1, 2022, the Company acquired MUB’s core regional banking franchise, consisting primarily of retail banking branches in California, Oregon and Washington.

U.S. Bancorp’s banking subsidiaries, USBNA and MUB, are engaged in the general banking business, principally in domestic markets, and hold all of the Company’s consolidated deposits of $525.0 billion at December 31, 2022. USBNA and MUB provide a wide range of products and services to individuals, businesses, institutional organizations, governmental entities and other financial institutions. Commercial and consumer lending services are principally offered to customers within the Company’s domestic markets, to domestic customers with foreign operations and to large national customers operating in specific industries targeted by the Company, such as healthcare, utilities, oil and gas, and state and municipal government. Lending services include traditional credit products as well as credit card services, lease financing and import/export trade, asset-backed lending, agricultural finance and other products. Depository services include checking accounts, savings accounts and time certificate contracts. Ancillary services such as capital markets, treasury management and receivable lock-box collection are provided to corporate and governmental entity customers. U.S. Bancorp’s bank and trust subsidiaries provide a full range of asset management and fiduciary services for individuals, estates, foundations, business corporations and charitable organizations.

Other U.S. Bancorp non-banking subsidiaries offer investment and insurance products to the Company’s customers principally within its domestic markets, and fund administration services to a broad range of mutual and other funds.

Banking and investment services are provided through a network of 2,494 banking offices as of December 31, 2022, principally operating in the Midwest and West regions of the United States, through on-line services, over mobile devices and through other distribution channels. The Company operates a network of 4,505 ATMs as of December 31, 2022, and provides 24-hour, seven day a week telephone customer service. Mortgage banking services are provided through banking offices and loan production offices throughout the Company’s domestic markets. Lending products may be originated through banking offices, indirect correspondents, brokers or other lending sources. The Company is also one of the largest providers of corporate and purchasing card services and corporate trust services in the United States. The Company’s wholly-owned subsidiary, Elavon, Inc. (“Elavon”), provides domestic merchant processing services directly to merchants. Wholly-owned subsidiaries of Elavon provide similar merchant services in Canada and segments of Europe. The Company also provides corporate trust and fund administration services in Europe. These foreign operations are not significant to the Company.

On a full-time equivalent basis, as of December 31, 2022, U.S. Bancorp employed 76,646 people.

Risk Factors An investment in the Company involves risk, including the possibility that the value of the investment could fall substantially and that dividends or other distributions on the investment could be reduced or eliminated. Below are material risk factors that make an investment in the Company speculative or risky.

Economic and Market Conditions Risk

Deterioration in business and economic conditions could adversely affect the Company’s lending business and the value of loans and debt securities it holds The Company’s business activities and earnings are affected by general business conditions in the United States and abroad, including factors such as the level and volatility of short-term and long-term interest rates, inflation, home prices, unemployment and under-employment levels, bankruptcies, household income, consumer spending, fluctuations in both debt and equity capital markets, liquidity of the global financial markets, the availability and cost of capital and credit, investor sentiment and confidence in the financial markets, and the strength of the domestic and global economies in which the Company operates. Changes in these conditions caused by the COVID-19 pandemic adversely affected the Company’s consumer and commercial businesses and securities portfolios, its level of charge-offs and provision for credit losses, and its results of operations during 2020, 2021 and 2022, and changes in these conditions caused by Russia’s invasion of Ukraine impacted the Company’s results of operations in 2022. Other future changes in these conditions, whether related to the COVID-19 pandemic, the war in Ukraine, the threat or occurrence of a U.S. sovereign default or otherwise, could have additional adverse effects on the Company and its businesses.

Given the high percentage of the Company’s assets represented directly or indirectly by loans, and the importance of lending to its overall business, weak economic conditions have negatively affected the Company’s business and results of operations, including new loan origination activity, existing loan utilization rates and delinquencies, defaults and the ability of customers to meet obligations under the loans. In addition, future deterioration in economic conditions could have adverse effects on loan origination activity, loan utilization rates and delinquencies, defaults and the ability of customers to meet loan obligations. The value to the Company of other assets such as investment securities, most of which are debt securities or other financial instruments supported by loans, similarly have been, and would be, negatively impacted by widespread decreases in credit quality resulting from a weakening of the economy.

In addition, volatility and uncertainty related to inflation or a possible recession and their effects, which could potentially continue to contribute to poor economic conditions, may contribute to or enhance some of the risks described herein. For example, higher inflation, slower growth or a recession could reduce demand for the Company’s products, adversely affect the creditworthiness of its borrowers or result in lower values for its interest-earning assets and investment securities. Any of these effects, or others that the Company is not able to predict, could adversely affect its financial condition or results of operations.

Any deterioration in global economic conditions could damage the domestic economy or negatively affect the Company’s borrowers or other counterparties that have direct or indirect exposure to these regions. Such global disruptions, including disruptions in supply chains or geopolitical risk, can undermine investor confidence, cause a contraction of available credit, or create market volatility, any of which could have material adverse effects on the Company’s businesses, results of operations, financial condition and liquidity, even if the Company’s direct exposure to the affected region is limited. Global political trends toward nationalism and isolationism, could increase the probability of a deterioration in global economic conditions.

Changes in interest rates could reduce the Company’s net interest income The Company’s earnings are dependent to a large degree on net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. Net interest income is significantly affected by market rates of interest, which in turn are affected by prevailing economic conditions, by the fiscal and monetary policies of the federal government and by the policies of various regulatory agencies. Volatility in interest rates can also result in the flow of funds away from financial institutions into direct investments. Direct investments, such as United States government and corporate securities and other investment vehicles (including mutual funds), generally pay higher rates of return than financial institutions because of the absence of federal insurance premiums and reserve requirements.

United States interest rates fell dramatically during the first quarter of 2020 and remained low through 2021, which adversely affected the Company’s net interest income. The Federal Reserve raised benchmark interest rates throughout 2022 and may continue to raise interest rates in response to economic conditions, particularly inflationary pressures.

When interest rates are increasing, the Company can generally be expected to earn higher net interest income. However, higher interest rates can also lead to fewer originations of loans, less liquidity in the financial markets, and higher funding costs, each of which could adversely affect the Company’s revenues and its liquidity and capital levels. In 2022, as a result of the high interest rate environment, the Company earned higher net interest income but experienced fewer originations of mortgage loans and higher funding costs, and the Company expects these effects to continue in the future if interest rates remain elevated or increase further. Higher interest rates can also negatively affect the payment performance on loans that are linked to variable interest rates. If borrowers of variable rate loans are unable to afford higher interest payments, those borrowers may reduce or stop making payments, thereby causing the Company to incur losses and increased operational costs related to servicing a higher volume of delinquent loans.

The Company’s results may be materially affected by market fluctuations and significant changes in the value of financial instruments The value of securities, derivatives and other financial instruments which the Company owns or in which it makes markets can be materially affected by market fluctuations. Market volatility, illiquid market conditions and other disruptions in the financial markets may make it extremely difficult to value certain financial instruments. Subsequent valuations of financial instruments in future periods, in light of factors then prevailing, may result in significant changes in the value of these instruments. In addition, at the time of any disposition of these financial instruments, the price that the Company ultimately realizes will depend on the demand and liquidity in the market at that time and may be materially lower than their current fair value. Any of these factors could cause a decline in the value of financial instruments that the Company owns or in which it makes markets, which may have an adverse effect on the Company’s results of operations. The Company’s risk management and monitoring processes, including its stress testing framework, seek to quantify and control the Company’s exposure to more extreme market moves. However, the Company’s hedging and other risk management strategies may not be effective, and it could incur significant losses, if extreme market events were to occur.

The discontinuance of the London Interbank Offered Rate (“LIBOR”) as an interest rate benchmark could adversely affect the Company’s business, financial condition and results of operations The publication of the most commonly used United States Dollar LIBOR settings will cease to be provided or cease to be representative after June 30, 2023. The publication of all other LIBOR settings ceased to be provided or ceased to representative as of December 31, 2021. Additionally, the United States federal banking agencies issued guidance strongly encouraging banking organizations to cease using the United States Dollar LIBOR as a reference rate in “new” contracts by December 31, 2021, at the latest, with limited exceptions. In March 2022, the LIBOR Act was enacted. The LIBOR Act provides a uniform approach for replacing LIBOR as a reference rate in contracts that do not include effective fallback provisions. Under the LIBOR Act and its implementing regulations, references to the most common tenors of LIBOR in such contracts will be replaced as a matter of law to instead reference rates based on SOFR.

The replacement of LIBOR is complex and could have a range of adverse impacts on the Company’s business and results of operations. The Company has various types of transactions, including derivatives, loans, bonds, and securitized products, that reference LIBOR and other Interbank Offered Rates (“IBORs”). The replacement of LIBOR and other IBORs with ARRs and the Company’s development of products linked to alternate benchmark rates has created a number of risks for the Company, its customers, and the financial services industry more widely.

The extensive changes to documentation that govern or reference LIBOR or LIBOR-based products create a variety of execution risks for the Company. The Company may be unable to modify contracts with its counterparties to replace the reference rate for existing contracts based on or linked to LIBOR and other interest rate benchmarks with ARRs by the dates set for cessation of LIBOR and other interest rate benchmarks. The Company will need to transition all contracts still tied to LIBOR on or shortly after the cessation of LIBOR, which becomes increasingly complicated with higher numbers of contracts due to variations across different products, types of fallback language, and remediation strategies. The Company will also need to communicate with counterparties regarding the transition of contracts to an ARR, and such communications will vary by customer and by product due to differences in product type, regulatory requirements, and other customer considerations.

The transition from LIBOR may also result in disputes, litigation or other actions with clients, counterparties or investors, including with respect to, among other things, (i) the interpretation and enforceability of provisions in LIBOR-based products such as fallback language or other related provisions, (ii) the interpretation and implementation of the LIBOR Act and the enforceability thereof, (iii) any economic, legal, operational or other impact from the fundamental differences between LIBOR and the various ARRs, (iv) any issues resulting from implementing fallback language in a large number of contracts over a short period of time, (v) a claimed failure to appropriately communicate possible remediation strategies and the effects of the transition, and (vi) any actions resulting from the Company’s interpretation and execution of its roles and responsibilities in corporate trust transactions. The transition may also result in additional inquiries or other actions from regulators regarding the Company’s preparation and readiness for the replacement of LIBOR.

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

The Company’s acquisition of MUB creates additional risks for the Company and compounds the risks noted above. In certain instances, the Company and MUB have different remediation strategies for similar products, which increases the complexity in planning for and executing remediation strategies related to customer communications and rate transitions. Additionally, in certain instances, the Company and MUB have taken different approaches to communications with customers. The dispute risks and economic risks noted above are heightened as well due to the increased number of financial instruments which must be transitioned from LIBOR.

The Company is also subject to the risk that its customers, counterparties and third-party vendors are not operationally ready to transition away from LIBOR, and the failure of such third parties to upgrade their operations to transition away from LIBOR on a timely basis could materially disrupt the Company’s operations.

Operations and Business Risk

A breach in the security of the Company’s information systems, or the information systems of certain third parties, could disrupt the Company’s businesses, result in the disclosure of confidential information, damage its reputation and create significant financial and legal exposure The Company continues to experience an increasing number of attempted attacks on its information systems, software, networks and other technologies. Although the Company devotes significant resources to maintain and regularly upgrade its systems and processes that are designed to protect the security of the Company’s computer systems, software, networks, technologies and intellectual property, and to protect the confidentiality, integrity and availability of information belonging to the Company and its customers, the Company’s security measures may not be effective against new threats. Malicious actors continue to develop increasingly sophisticated cyber attacks that could impact the Company. Many financial institutions, retailers and other companies engaged in data processing, including software and information technology service providers, have reported cyber attacks, some of which involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage systems, often through the introduction of software that is intentionally included or inserted in an information system for a harmful purpose (malware).

Attacks on financial or other institutions important to the overall functioning of the financial system could also adversely affect, directly or indirectly, aspects of the Company’s businesses. The increasing consolidation, interdependence and complexity of financial entities and technology systems increases the risk of operational failure, both for the Company and on an industry-wide basis, and means that a technology failure, cyber attack, or other information or security breach that significantly degrades, deletes or compromises the systems or data of one or more financial entities could materially affect the Company, counterparties or other market participants.

Third parties that facilitate the Company’s business activities, including exchanges, clearinghouses, payment and ATM networks, financial intermediaries and vendors that provide services or technology solutions for the Company’s operations, are also sources of operational and security risks to the Company due to failures of their systems, misconduct by their employees or cyber attacks that could affect their ability to deliver a product or service to the Company, resulting in lost or compromised Company or customer information. Although the Company implements safeguards with respect to third-party systems, such safeguards may not always be effective. Furthermore, a third party may not reveal an attack or system failure to the Company in a timely manner, which could compromise the Company’s ability to respond effectively. Some of these third parties may engage vendors of their own, which introduces the risk that the third party’s vendors and subcontractors (“fourth parties”) could be the source of operational and security failures. In addition, if a third party obtains access to the customer account data on the Company’s systems, and that party experiences a breach via an external or internal threat or misappropriates such data, the Company and its customers could suffer material harm, including heightened risk of fraudulent transactions, losses from fraudulent transactions, increased operational costs to remediate any security breach and reputational harm. These risks are expected to continue to increase as the Company expands its interconnectivity with its customers and other third parties.

Within the past several years, multiple companies have disclosed substantial cybersecurity breaches affecting debit and credit card accounts of their customers, some of whom were the Company’s cardholders and who may experience fraud on their card accounts because of the breach. The Company has suffered, and will in the future suffer, losses associated with reimbursing its customers for such fraudulent transactions, as well as for other costs related to data security compromise events, such as replacing cards associated with compromised card accounts. These attacks involving Company cards are likely to continue and could, individually or in the aggregate, have a material adverse effect on the Company’s financial condition or results of operations.

It is possible that the Company may not be able to anticipate or to implement effective preventive measures against all cybersecurity breaches because malicious actor methods and techniques change frequently, increase in sophistication, often are not recognized until launched, sometimes go undetected even when successful, and originate from a wide variety of sources, including organized crime, hackers, terrorists, activists, hostile foreign governments and other external parties. Those parties may also attempt to fraudulently induce employees, customers or other users of the Company’s systems to disclose sensitive information to gain access to the Company’s data or that of its customers or clients, such as through “phishing” and other “social engineering” schemes. Other types of attacks may include computer viruses, malicious or destructive code, denial-of-service attacks, cyber extortion and accompanying ransom demands. The Company’s information security risks may increase in the future as the Company continues to increase its mobile and internet-based product offerings and expands its internal usage of web-based products and applications. In addition, the Company’s customers often use their own devices, such as computers, smart phones and tablet computers, to make payments and manage their accounts, and are subject to “phishing” and other attempts from cyber criminals to compromise or deny access to their accounts. The Company has limited ability to assure the safety and security of its customers’ transactions with the Company to the extent they are using their own devices, which have been, and likely will continue to be, subject to such threats.

In addition, the Company’s acquisition of MUB has caused the Company to experience increased cybersecurity risk, which the Company expects to remain elevated until the integration of MUB is completed. Specifically, these risks include technology disruption during the integration phase, potential dormant threats in MUB, information technology resilience risk during integration and conversion, and risks related to the cybersecurity postures of USBNA and MUB.

If the Company’s physical or cybersecurity systems are penetrated or circumvented, or an authorized user intentionally or unintentionally removes, loses or destroys critical business data, serious negative consequences for the Company can follow, including significant disruption of the Company’s operations, misappropriation of confidential Company and/or customer information, or damage to the Company’s or customers’ or counterparties’ computers or systems. These consequences could result in violations of applicable privacy and other laws; financial loss to the Company or to its customers; loss of confidence in the Company’s security measures; customer dissatisfaction; significant litigation exposure; regulatory fines, penalties or intervention; reimbursement or other compensatory costs (including the costs of credit monitoring services); additional compliance costs; and harm to the Company’s reputation, all of which could adversely affect the Company.

Because the investigation of any information security breach is inherently unpredictable and would require substantial time to complete, the Company may not be able to quickly remediate the consequences of any breach, which may increase the costs of, and enhance the negative consequences associated with, a breach. In addition, to the extent the Company’s insurance covers aspects of any breach, such insurance may not be sufficient to cover all the Company’s losses.

The Company relies on its employees, systems and third parties to conduct its business, and certain failures by systems or misconduct by employees or third parties could adversely affect its operations The Company operates in many different businesses in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. The Company’s business, financial, accounting, data processing, and other operating systems and facilities may stop operating properly or become disabled or damaged due to a number of factors, including events that are out of its control. In addition to the risks posed by information security breaches, as discussed above, such systems could be compromised because of spikes in transaction volume, electrical or telecommunications outages, degradation or loss of internet or website availability, natural disasters, political or social unrest, and terrorist acts. The Company’s business operations may be adversely affected by significant disruption to the operating systems that support its businesses and customers. If backup systems are used during outages, they might not process data as quickly as do the primary systems, which could negatively impact the ability to back up data.

The Company could also incur losses resulting from the risk of human error by employees, fraud by employees or persons outside the Company, unauthorized access to its computer systems, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements, and business continuation and disaster recovery. This risk of loss also includes customer remediation costs, the potential legal actions, fines or civil money penalties that could arise resulting from an operational deficiency or noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity.

Third parties provide key components of the Company’s business infrastructure, such as internet connections, network access and mutual fund distribution. While the Company has selected these third parties carefully, it is limited in its ability to control their actions. Any problems caused by third-party service providers, including failing to comply with their contractual obligations or performing their services negligently, could adversely affect the Company’s ability to deliver products and services to the Company’s customers and otherwise to conduct its business. Replacing third-party service providers could also entail significant delay and expense. In addition, failure of third-party service providers to handle current or higher volumes of use could adversely affect the Company’s ability to deliver products and services to clients and otherwise to conduct business. Technological or financial difficulties of a third-party service provider could adversely affect the Company’s businesses to the extent those difficulties result in the interruption or discontinuation of services provided by that party.

Operational risks for large financial institutions such as the Company have generally increased in recent years, in part because of the proliferation of new technologies, implementation of work-from-home and hybrid work arrangements, the use of internet services and telecommunications technologies to conduct financial transactions, the increased number and complexity of transactions being processed, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. In the event of a breakdown in the internal control system, improper operation of systems or improper employee or third-party actions, the Company could suffer financial loss, face legal or regulatory action and suffer damage to its reputation.

The Company could face material legal and reputational harm if it fails to safeguard personal information The Company is subject to complex and evolving laws and regulations, both inside and outside the United States, governing the privacy and protection of personal information. Individuals whose personal information may be protected by law can include the Company’s customers, customers’ customers, prospective customers, job applicants, current and former employees, the employees of the Company’s suppliers, and other individuals. Complying with laws and regulations applicable to the Company’s collection, use, transfer and storage of personal information can increase operating costs, impact the development and marketing of new products or services, and reduce operational efficiency. Any mishandling or misuse of personal information by the Company or its suppliers could expose the Company to litigation or regulatory fines, penalties or other sanctions.

In the United States, several states have recently enacted consumer privacy laws that impose compliance obligations with respect to personal information. In particular, the California Consumer Privacy Act (the “CCPA”) and its implementing regulations impose significant requirements on covered businesses with respect to consumer data privacy rights. In November 2020, voters in the State of California approved the California Privacy Rights Act (“CPRA”), a ballot measure that amends and supplements the CCPA by, among other things, expanding certain rights relating to personal information and its use, collection, deletion, correction, and disclosure by covered businesses. Compliance with the CCPA, the CPRA, and other state statutes, common law, or regulations designed to protect personal information could potentially require substantive technology infrastructure and process changes across many of the Company’s businesses. Non-compliance with the CCPA, CPRA, or similar laws and regulations could lead to substantial regulatory fines and penalties, damages from private causes of action, compelled changes to the Company’s business practices, and/or reputational harm. The Company cannot predict whether any pending or future state or federal legislation will be adopted, or the impact of any such adopted legislation on the Company.

Future legislation could result in substantial costs to the Company and could have an adverse effect on its business, financial condition and results of operations.

In addition, legal requirements for cross-border personal data transfers are constantly changing, including the revisions made by the European Economic Area (“EEA”) that require the use of revised Standard Contractual Clauses (“SCCs”) for international data transfers from the EEA. The SCCs are required to be used for new agreements involving the cross-border transfer of personal data from the EEA and must be supplemented by an assessment and due diligence of the legal and regulatory landscape of the jurisdiction of the data importer, the channels used to transmit personal data and any sub-processors that may receive personal data. The UK has developed its own set of SCCs that must be used for transfers of personal data from the UK to the U.S. In December 2022, the European Commission announced a draft adequacy decision for the EU-U.S. Data Privacy Framework (the “EU-U.S. DPF”), a cross-border data transfer mechanism that will replace the EU-U.S. Privacy Shield that was invalidated in 2020. The EU-U.S. DPF is in development, and there is no guarantee that it will be approved in its current form. Compliance with these changes and any future changes to data transfer or privacy requirements could potentially require the Company to make significant technological and operational changes, any of which could result in substantial costs to the Company, and failure to comply with applicable data transfer or privacy requirements could subject the Company to fines or regulatory oversight.

Additional risks could arise from the failure of the Company or third parties to provide adequate notice to the Company’s customers about the personal information collected from them and the use of such information; to receive, document, and honor the privacy preferences expressed by the Company’s customers; to protect personal information from unauthorized disclosure; or to maintain proper training on privacy practices for all employees or third parties who have access to personal information. Concerns regarding the effectiveness of the Company’s measures to safeguard personal information and abide by privacy preferences, or even the perception that those measures are inadequate or that the Company does not abide by such privacy preferences, could cause the Company to lose existing or potential customers and thereby reduce its revenues. In addition, any failure or perceived failure by the Company to comply with applicable privacy or data protection laws and regulations could result in requirements to modify or cease certain operations or practices, and/or in material liabilities or regulatory fines, penalties, or other sanctions. Refer to “Supervision and Regulation” in the Company’s Annual Report on Form 10-K for additional information regarding data privacy laws and regulations. Any of these outcomes could materially damage the Company’s reputation and otherwise adversely affect its business.

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

The Company may not realize the full value of its strategic plans and initiatives As the Company develops its strategic initiatives, it scans the internal and external environment to inform any changes required, take advantage of new opportunities and/or respond to unexpected challenges. Initiatives include focusing on customer growth with tailored products and experiences that meet customer needs; maintaining discipline centered on preserving the Company’s financial excellence and risk appetite; acquiring and integrating financial services businesses or assets; cultivating a future-focused and diverse talent strategy; and increasing access to banking services and economic empowerment. The Company’s initiatives are impacted by internal factors, rapid pace of change from an evolving competitive landscape, increased cybersecurity threats, accelerated digitalization, and emerging technologies. In addition, execution is impacted by the Company’s response to external economic conditions, global uncertainty, and regulatory factors that are beyond its control. The Company’s future growth and the value of its stock will depend, in part, on its ability to effectively implement its business strategy. If the Company is not able to successfully execute its business strategy, then the Company’s competitive position, reputation, prospects for growth, and results of operations may be adversely affected.

Damage to the Company’s reputation could adversely impact its business and financial results Reputation risk, or the risk to the Company’s business, earnings and capital from negative public opinion, is inherent in the Company’s business. Negative public opinion about the financial services industry generally or the Company specifically could adversely affect the Company’s ability to retain and attract stakeholders such as customers, investors, and employees and could expose the Company to litigation and regulatory action. Negative public opinion can result from the Company’s actual or alleged conduct in any number of activities, including lending practices, cybersecurity breaches, failures to safeguard personal information, discriminating or harassing behavior of employees toward other employees or customers, mortgage servicing and foreclosure practices, compensation practices, sales practices, regulatory compliance, mergers and acquisitions, and actions taken by government regulators and community organizations in response to that conduct. Additionally, the Company’s stakeholders often hold differing views on how the Company should address environmental, social and governance (“ESG”) goals as it relates to serving customers. The Company’s approach to ESG and customers may result in negative attention in traditional and social media, resulting in a negative perception of the Company depending on an individual’s view. In addition, failure to deliver against established ESG goals and objectives could present reputational and financial harm to the Company. If the Company is unable to design or execute against business strategies that balance conflicting views on how it supports ESG initiatives, while continuing to support customers from differing industries, reputational damage could result, leading to a loss of customers or negative investor sentiment. Although the Company takes steps to minimize reputation risk in dealing with customers and other constituencies, the Company, as a large diversified financial services company with a high industry profile, is inherently exposed to this risk.

The Company’s business and financial performance could be adversely affected, directly or indirectly, by natural disasters, pandemics, terrorist activities, civil unrest or international hostilities Neither the occurrence nor the potential impact of natural disasters, pandemics, terrorist activities, civil unrest or international hostilities can be predicted. However, these occurrences could impact the Company directly (for example, by interrupting the Company’s systems, which could prevent the Company from obtaining deposits, originating loans and processing and controlling its flow of business; causing significant damage to the Company’s facilities; or otherwise preventing the Company from conducting business in the ordinary course), or indirectly as a result of their impact on the Company’s borrowers, depositors, other customers, vendors or other counterparties (for example, by damaging properties pledged as collateral for the Company’s loans or impairing the ability of certain borrowers to repay their loans). The Company has also suffered, and could in the future suffer, adverse consequences to the extent that natural disasters, pandemics, including the COVID-19 pandemic, terrorist activities, civil unrest or international hostilities, including Russia’s invasion of Ukraine, affect the financial markets or the economy in general or in any particular region.

For example, the COVID-19 pandemic has created economic and financial disruptions that have adversely affected, and may in the future adversely affect, the Company’s business, financial condition, capital and results of operations. During the COVID-19 pandemic, the Company experienced significant disruptions to its normal operations, including the temporary closing of branches and a sudden increase in the volume of work-from-home arrangements. In addition, the Company has been indirectly negatively affected by the pandemic’s effects on the Company’s borrowers and other customers, and by its effects on global financial markets. The extent to which the COVID-19 pandemic will in the future negatively affect the Company’s business, financial condition, capital and results of operations will depend on developments that are highly uncertain and cannot be predicted at this time, including the scope and duration of any surges in the pandemic, the continued effectiveness of vaccines and their distribution and acceptance over the long term (including the effectiveness of vaccines against new COVID variants), the continued effectiveness of the Company’s business continuity plans, and governmental and other responses to the pandemic. The COVID-19 pandemic has caused, and other future natural disasters, pandemics, terrorist activities, civil unrest or international hostilities, may cause, an increase in delinquencies, bankruptcies or defaults that could result in the Company experiencing higher levels of nonperforming assets, net charge-offs and provisions for credit losses.

Depending on the impact of the pandemic and current international hostilities on general economic and market conditions, there is a risk that adverse conditions could occur or worsen, including supply chain disruptions; higher inflation; a possible recession; decreased demand for the Company’s products and services or those of its borrowers, which could increase credit risk; challenges related to maintaining sufficient qualified personnel due to labor shortages, talent attrition, employee illness, or willingness to return to work; increased risk of cyber attacks; increased volatility in commodity, currency and other financial markets; and disruptions to business operations at the Company and at counterparties, vendors and other service providers.

The United States has in recent years faced periods significant civil unrest. Although civil unrest has not materially affected the Company’s businesses to date, similar events could, directly or indirectly, have a material adverse effect on the Company’s operations (for example, by causing shutdowns of branches or working locations of vendors or other counterparties or damaging property pledged as collateral for the Company’s loans).

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

The Company expects that its business will remain subject to extensive regulation and supervision and that the level of scrutiny and the enforcement environment may fluctuate over time, based on numerous factors, including changes in the United States presidential administration or one or both houses of Congress and public sentiment regarding financial institutions (which can be influenced by scandals and other incidents that involve participants in the industry). In particular, changes in administration may result in the Company and other large financial institutions becoming subject to increased scrutiny and/or more extensive legal and regulatory requirements than under prior presidential and congressional regimes. In addition, changes in key personnel at the agencies that regulate the Company, including the federal banking regulators, may result in differing interpretations of existing rules and guidelines and potentially more stringent enforcement and more severe penalties than previously experienced. New regulations or modifications to existing regulations and supervisory expectations have increased, and may in the future increase, the Company’s costs over time and necessitate changes to the Company’s existing regulatory compliance and risk management infrastructure. In addition, regulatory changes may reduce the Company’s revenues (including by limiting the fees the Company may charge), limit the types of financial services and products it may offer, alter the investments it makes, affect the manner in which it operates its businesses, increase its litigation and regulatory costs should it fail to appropriately comply with new or modified laws and regulatory requirements, and increase the ability of non-banks to offer competing financial services and products.

Changes to statutes, regulations or regulatory policies, or their interpretation or implementation, and/or regulatory practices,

requirements or expectations, could affect the Company in substantial and unpredictable ways. For example, the Inflation Reduction Act of 2022 imposed a new one percent excise tax on corporate stock repurchases, which could impact the extent of the Company’s common stock repurchases, preferred stock redemptions, and mergers and acquisitions activity, as well as increase the Company’s tax liability and reduce the Company’s net income in connection with these activities. Moreover, general regulatory practices, such as longer time frames to obtain regulatory approvals for acquisitions and other activities (and the resultant impact on businesses the Company may seek to acquire), could affect the Company’s ability or willingness to make certain acquisitions or introduce new products or services. In addition, the Biden Administration recently called on all regulatory agencies to reduce or eliminate certain fees relating to a number of services, including banking services. At the same time, the CFPB launched an initiative to reduce the amounts and types of fees financial institutions may charge, including by issuing a proposed rule that would significantly reduce the permissible amount of credit card late fees. Such changes could affect the Company’s ability or willingness to provide certain products or services, necessitate changes to the Company’s business practices or reduce the Company’s revenues.

Federal law grants substantial supervisory and enforcement powers to federal banking regulators and law enforcement agencies, including, among other things, the ability to assess significant civil or criminal monetary penalties, fines, or restitution; to issue cease and desist or removal orders; and to initiate injunctive actions against banking organizations and institution-affiliated parties. The financial services industry continues to face scrutiny from bank supervisors in the examination process and stringent enforcement of regulations on both the federal and state levels, including with respect to mortgage-related practices, fair lending practices, fees charged by banks, student lending practices, sales practices and related incentive compensation programs, and other consumer compliance matters, as well as compliance with Bank Secrecy Act/anti-money laundering (“BSA/AML”) requirements and sanctions compliance requirements as administered by the Office of Foreign Assets Control, and consumer protection issues more generally. This regulatory scrutiny, or the results of an investigation or examination, may lead to additional regulatory investigations or enforcement actions. There is no assurance that those actions will not result in regulatory settlements or other enforcement actions against the Company or any of the Company’s subsidiaries (including USBNA and MUB and, in the case of MUB, in respect of conduct or activities that may have occurred prior to the Company’s acquisition of MUB), which could cause the Company material financial and reputational harm. Furthermore, a single event involving a potential violation of law or regulation may give rise to numerous and overlapping investigations and proceedings, either by multiple federal and state agencies and officials in the United States or, in some instances, regulators and other governmental officials in foreign jurisdictions. In addition, another financial institution’s violation of law or regulation relating to a business activity or practice often will give rise to an investigation of the same or similar activities or practices of the Company.

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

Non-compliance with sanctions laws and/or BSA/AML laws or failure to maintain an adequate BSA/AML compliance program can lead to significant monetary penalties and reputational damage. In addition, federal regulators evaluate the effectiveness of an applicant in combating money laundering when determining whether to approve a proposed bank merger, acquisition, restructuring, or other expansionary activity. There have been a number of significant enforcement actions against banks, broker-dealers and non-bank financial institutions with respect to sanctions laws and BSA/AML laws, and some have resulted in substantial penalties, including against the Company and USBNA in 2018.

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

Differences in regulation can affect the Company’s ability to compete effectively The content and application of laws and regulations applicable to financial institutions vary according to the size of the institution, the jurisdictions in which the institution is organized and operates and other factors. Large institutions, such as the Company, often are subject to more stringent regulatory requirements and supervision than smaller institutions. In addition, financial technology companies and other non-bank competitors may not be subject to the prudential and consumer protection regulatory framework that applies to banks, or may be regulated by a national or state agency that does not have the same regulatory priorities or supervisory requirements as the Company’s regulators. These differences in regulation can impair the Company’s ability to compete effectively with competitors that are less regulated and that do not have similar compliance costs or restrictions on activities.

Stringent requirements related to capital and liquidity have been adopted by United States banking regulators that may limit the Company’s ability to return earnings to shareholders or operate or invest in its business United States banking regulators have adopted stringent capital- and liquidity-related standards applicable to larger banking organizations, including the Company. The rules require banks to hold more and higher quality capital as well as sufficient unencumbered liquid assets to meet certain stress scenarios defined by regulation. In November 2019, the federal banking regulators adopted two final rules (the “Tailoring Rules”) that revised the criteria for determining the applicability of regulatory capital and liquidity requirements for large United States banking organizations, including the Company and USBNA, and that tailored the application of the Federal Reserve’s enhanced prudential standards to large banking organizations. Although the Tailoring Rules and other recent changes to capital- and liquidity-related rules generally have simplified the regulatory framework applicable to the Company, future changes to the implementation of these rules including the stress capital buffer, or additional capital- and liquidity-related rules, could require the Company to take further steps to increase its capital, increase its investment security holdings, divest assets or operations, or otherwise change aspects of its capital and/or liquidity measures, including in ways that may be dilutive to shareholders or could limit the Company’s ability to pay common stock dividends, repurchase its common stock, invest in its businesses or provide loans to its customers.

The effects of the COVID-19 pandemic and actions by the Federal Reserve have in the past limited and may in the future limit capital distributions, including suspension of the Company’s share repurchase program or reduction or suspension of the Company’s common stock dividend.

In addition, in connection with the Company’s acquisition of MUB, the Company committed to submit to the Federal Reserve quarterly implementation plans for complying with requirements application to “Category II” institutions (i.e., institutions with $700 billion or more in total assets or $75 billion or more in cross-jurisdictional activities). The Company also committed to meet requirements applicable to Category II institutions by the earlier of (1) the date required under the Tailoring Rules and (2) December 31, 2024, if the Federal Reserve notifies the Company by January 1, 2024, that the Company must comply with such rules. As a Category II institution (whether obligated by rule or Federal Reserve notice), the Company would be subject to the full LCR and NSFR requirements, which would require the Company to maintain higher amounts of liquidity than are currently required. The Company would also be required to conduct more frequent company-run stress tests. In addition, the Company would be subject to more stringent risk-based capital requirements. These and other requirements that would apply to the Company after it becomes a Category II institution likely would result in additional compliance and other costs that may adversely affect the Company’s results of operations.

Further, on October 14, 2022, the Federal Reserve published an advance notice of proposed rulemaking (ANPR) that together with the FDIC solicits public comment on potential changes to the resolution-related standards applicable to certain large banking organizations that are not globally systemically important banks (or GSIBs) such as the Company. The ANPR broadly focuses on whether and how certain elements of the GSIB resolution-related standards could be modified and applied to preserve optionality during the resolution of large banking organizations that are not GSIBs and address financial stability risks that may be associated with the material financial distress or failure of such organizations. In particular, the ANPR focuses on the potential imposition of a “long-term debt requirement” either at the holding company or bank level. If a long-term debt requirement was adopted, the Company may need to change its current funding mix, including being required to raise additional long-term debt, which could adversely impact net interest margin and net interest income.

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

The Company is subject to significant financial and reputation risks from potential legal liability and governmental actions The Company faces significant legal risks in its businesses, and the volume of claims and amount of damages and penalties claimed in litigation and governmental proceedings against it and other financial institutions are substantial. Customers, clients and other counterparties are making claims for substantial or indeterminate amounts of damages, while banking regulators and certain other governmental authorities have focused on enforcement. The Company is named as a defendant or is otherwise involved in many legal proceedings, including class actions and other litigation. As a participant in the financial services industry, it is likely that the Company will continue to experience a high level of litigation and government scrutiny related to its businesses and operations in the future. Substantial legal liability or significant governmental action against the Company could materially impact the Company’s financial condition and results of operations (including because such matters may be resolved for amounts that exceed established accruals for a particular period) or cause significant reputational harm to the Company.

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

Although, under the terms of the Share Purchase Agreement for the Company’s acquisition of MUB, the Company may be entitled to indemnification from Mitsubishi UFJ Financial Group, Inc. for certain losses, as the acquiror of MUB, the Company assumed MUB’s liabilities as part of the acquisition, which includes, as a condition to the regulatory approval for the transaction, ensuring ongoing compliance with an OCC consent order relating to MUB’s technology and operational risk management, and could also include other liabilities related to MUB’s compliance with banking law. Such liabilities could result in additional regulatory scrutiny, constraints on the Company’s business, or enforcement actions, including civil money penalties or fines. Any of those events could have a material adverse impact on the Company’s future operations, financial condition, growth, or other aspects of its business.

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

The Company’s failure to satisfy its obligations as servicer for automobile loan securitizations and residential mortgage loans owned by other entities, and other losses the Company could incur as servicer, could adversely impact the Company’s reputation, servicing costs or results of operations The Company services automobile loans on behalf of third-party securitization vehicles and also acts as servicer and master servicer for mortgage loans included in securitizations and for unsecuritized mortgage loans owned by investors. As a servicer or master servicer for those loans, the

Company has certain contractual obligations to the securitization trusts, investors, or other third parties. As a servicer, the Company’s obligations include foreclosing on defaulted loans or, to the extent consistent with the applicable securitization or other investor agreement, considering alternatives to foreclosure such as loan modifications or short sales, as applicable. In the Company’s capacity as a master servicer, obligations include overseeing the servicing of mortgage loans by the servicer. Generally, the Company’s servicing obligations are set by contract, for which the Company receives a contractual fee. However, with respect to mortgage loans, GSEs can amend their servicing guidelines, which can increase the scope or costs of the services required without any corresponding increase in the Company’s servicing fee. As a servicer, the Company also advances expenses on behalf of investors which it may be unable to collect. A material breach of the Company’s obligations as servicer or master servicer may result in contract termination if the breach is not cured within a specified period of time following notice. In addition, the Company may be required to indemnify the securitization trustee against losses from any failure by the Company, as a servicer or master servicer, to perform the Company’s servicing obligations or any act or omission on the Company’s part that involves willful misfeasance, bad faith, or gross negligence. For certain investors and certain transactions, the Company may be contractually obligated to repurchase a mortgage loan or reimburse the investor for credit losses incurred on the loan as a remedy for servicing errors with respect to the loan. The Company may be subject to increased repurchase obligations as a result of claims made that the Company did not satisfy its obligations as a servicer or master servicer. The Company may also experience increased loss severity on repurchases, which may require a material increase to the Company’s repurchase reserve. The Company has and may continue to receive indemnification requests related to the Company’s servicing of mortgage loans owned or insured by other parties, primarily GSEs.

Credit and Mortgage Business Risk

Heightened credit risk could require the Company to increase its provision for credit losses, which could have a material adverse effect on the Company’s results of operations and financial condition When the Company lends money, or commits to lend money, it incurs credit risk, or the risk of losses if its borrowers do not repay their loans. As one of the largest lenders in the United States, the credit performance of the Company’s loan portfolios significantly affects its financial results and condition. If the current economic environment were to further deteriorate, the Company’s customers may have more difficulty in repaying their loans or other obligations, which could result in a higher level of credit losses and higher provisions for credit losses. Stress on the United States economy or the local economies in which the Company does business, including the economic stress caused by the pandemic, supply chain disruptions, escalating geopolitical tensions and higher interest rates and inflation, has resulted, and in the future may result, in, among other things, borrowers’ inability to refinance loans at maturity and unexpected deterioration in credit quality of the loan portfolio or in the value of collateral securing those loans, which has caused, and in the future could cause, the Company to establish higher provisions for credit losses.

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

A concentration of credit and market risk in the Company’s loan portfolio could increase the potential for significant losses The Company may have higher credit risk, or experience higher credit losses, to the extent its loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral. For example, the Company’s credit risk and credit losses can increase if borrowers who engage in similar activities are uniquely or disproportionately affected by economic or market conditions, or by regulation, such as regulation related to climate change. Deterioration in economic conditions or real estate values in states or regions where the Company has relatively larger concentrations of residential or commercial real estate could result in higher credit costs. For example, the Company’s acquisition of MUB has increased the Company’s exposure to the markets in California. Deterioration in real estate values and underlying economic conditions in California could result in higher credit losses to the Company.

Changes in interest rates can impact the value of the Company’s mortgage servicing rights and mortgages held for sale, and can make its mortgage banking revenue volatile from quarter to quarter, which can reduce its earnings The Company has a portfolio of MSRs, which is the right to service a mortgage loan—collect principal, interest and escrow amounts—for a fee, with a fair value of $3.8 billion as of December 31, 2022. The Company initially carries its MSRs using a fair value measurement of the present value of the estimated future net servicing income, which includes assumptions about the likelihood of prepayment by borrowers. Changes in interest rates can affect prepayment assumptions and thus fair value. When interest rates fall, prepayments tend to increase as borrowers refinance, and the fair value of MSRs can decrease, which in turn reduces the Company’s earnings. Further, it is possible that, because of economic conditions and/or a weak or deteriorating housing market, even when interest rates fall, mortgage originations may fall or any increase in mortgage originations may not be enough to offset the decrease in the MSRs’ value caused by the lower rates.

The Company relies on the mortgage secondary market and GSEs for some of the Company’s revenue and liquidity The Company sells a portion of the mortgage loans that it originates to increase revenue through origination fees and ongoing servicing of such loans and to provide funding capacity for originating additional loans. GSEs could limit their purchases of conforming loans due to capital constraints, other changes in their criteria for conforming loans or other reasons. This potential reduction in purchases could limit the Company’s ability to fund new loans. In addition, if GSEs limited their purchases of conforming loans, the Company may limit its originations of mortgage loans that it intends to sell, which could reduce the Company’s revenue from origination fees of such loans and the ongoing servicing fees it receives from such loans. Proposals have been presented to reform the housing finance market in the U.S., including the role of the GSEs in the housing finance market. The extent and timing of any such regulatory reform of the housing finance market and the GSEs, as well as any effect on the Company’s business and financial results, are uncertain.

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

Liquidity Risk

If the Company does not effectively manage its liquidity, its business could suffer The Company’s liquidity is essential for the operation of its business. Market conditions, the threat or occurrence of a U.S. sovereign default, unforeseen outflows of funds or other events could negatively affect the Company’s level or cost of funding, affecting its ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, and fund asset growth and new business transactions at a reasonable cost and in a timely manner. If the Company’s access to stable and low-cost sources of funding, such as customer deposits, is reduced, the Company might need to use alternative funding, which could be more expensive or of limited availability. Any substantial, unexpected or prolonged changes in the level or cost of liquidity could adversely affect the Company’s business.

Loss of customer deposits could increase the Company’s funding costs The Company relies on bank deposits to be a low-cost and stable source of funding. The Company competes with banks and other financial services companies for deposits, including those that offer on-line channels. Recent increases in short-term interest rates have resulted in and are expected to continue to result in more intense competition in deposit pricing. If the Company’s competitors raise the interest rates they pay on deposits, the Company’s funding costs may increase, either because the Company raises the interest rates it pays on deposits to avoid losing deposits to competitors or because the Company loses deposits to competitors and must rely on more expensive sources of funding. Higher funding costs reduce the Company’s net interest margin and net interest income. Checking and savings account balances and other forms of customer deposits may decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff. When customers move money out of bank deposits and into other investments, the Company may lose a relatively low-cost source of funds, increasing the Company’s funding costs and reducing the Company’s net interest income.

The Company relies on dividends from its subsidiaries for its liquidity needs, and the payment of those dividends is limited by laws and regulations The Company is a separate and distinct legal entity from USBNA, MUB and the Company’s non-bank subsidiaries. The Company receives a significant portion of its cash from dividends paid by its subsidiaries. These dividends are the principal source of funds to pay dividends on the Company’s stock and interest and principal on its debt. Various federal and state laws and regulations limit the amount of dividends that USBNA, MUB and certain of the Company’s non-bank subsidiaries may pay to the Company without regulatory approval. Also, the Company’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to prior claims of the subsidiary’s creditors, except to the extent that any of the Company’s claims as a creditor of that subsidiary may be recognized. Refer to “Supervision and Regulation” in the Company’s Annual Report on Form 10-K for additional information regarding limitations on the amount of dividends USBNA and MUB may pay.

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

The Company may need to lower prices on existing products and services and develop and introduce new products and services to maintain market share The Company’s success depends, in part, on its ability to adapt its products and services to evolving industry standards. There is increasing pressure to provide products and services at lower prices. Lower prices can reduce the Company’s net interest margin and revenues from its fee-based products and services. In addition, the adoption of new technologies or further developments in current technologies require the Company to make substantial expenditures to modify or adapt its existing products and services. Also, these and other capital investments in the Company’s businesses may not produce expected growth in earnings anticipated at the time of the expenditure. The Company might not be successful in developing or introducing new products and services, adapting to changing customer preferences and spending and saving habits (which may be altered significantly and with little warning), achieving market acceptance of its products and services, or sufficiently developing and maintaining loyal customer relationships.

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

There can be no assurance that acquisitions the Company completes, including its recently completed acquisition of MUB, will have the anticipated positive results, including results related to expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits. The Company may incur substantial expenses related to acquisitions and integration of acquired companies. Successful integration of an acquired company, including MUB, may present challenges due to differences in systems, operations, policies and procedures, management teams and corporate cultures and may be more costly or difficult to complete than anticipated or have unanticipated adverse results. Integration efforts could divert management’s attention and resources, which could adversely affect the Company’s operations or results. Integration efforts could result in higher than expected customer loss, deposit attrition, loss of key employees, issues with systems and technology, disruption of the Company’s businesses or the businesses of the acquired company, or otherwise adversely affect the Company’s ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. Also, the negative effect of any divestitures required by regulatory authorities in acquisitions or business combinations may be greater than expected. In addition, future acquisitions may also expose the Company to increased legal or regulatory risks. Finally, future acquisitions could be material to the Company, and it may issue additional shares of stock to pay for those acquisitions, which would dilute current shareholders’ ownership interests.

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

The impact of the COVID-19 pandemic had a significant impact on the longer-term labor and employment market, including heightened pressures on employers to increase compensation and provide work-from-home, hybrid and other flexible working arrangements. Employees have shifted their focus to expectations that extend beyond compensation, including better work-life balance, improved advancement opportunities and improved training, and many businesses, including the Company, have had to adapt quickly to the changing environment. The Company’s ability to compete successfully for talent has been and may continue to be affected by its ability to adapt quickly to such shifts in employee focus, and there is no assurance that these developments will not cause increased turnover or impede the Company’s ability to retain and attract the highest caliber employees.

A downgrade in the Company’s credit ratings could have a material adverse effect on its liquidity, funding costs and access to capital markets The Company’s credit ratings, which are subject to credit agencies’ ongoing review of a number of factors, including factors not within the Company’s control such as the threat or occurrence of a U.S. sovereign default, are important to the Company’s liquidity. A reduction in one or more of the Company’s credit ratings could adversely affect its liquidity, increase its funding costs or limit its access to the capital markets. Further, a downgrade could decrease the number of investors and counterparties willing or able, contractually or otherwise, to do business with or lend to the Company, thereby adversely affecting the Company’s competitive position. There can be no assurance that the Company will maintain its current ratings and outlooks.

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

Managing Committee

Andrew Cecere

Mr. Cecere is Chairman, President and Chief Executive Officer of U.S. Bancorp. Mr. Cecere, 62, has served as President of U.S. Bancorp since January 2016, Chief Executive Officer since April 2017 and Chairman since April 2018. He also served as Vice Chairman and Chief Operating Officer from January 2015 to January 2016 and was U.S. Bancorp’s Vice Chairman and Chief Financial Officer from February 2007 until January 2015. Until that time, he served as Vice Chairman, Wealth Management and Investment Services, of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001. Previously, he had served as an executive officer of the former U.S. Bancorp, including as Chief Financial Officer from 2000 through 2001.

Souheil S. Badran

Mr. Badran is Senior Executive Vice President and Chief Operations Officer of U.S. Bancorp. Mr. Badran, 58, has served in this position since joining U.S. Bancorp in December 2022. From January 2019 until November 2022, he served as Executive Vice President and Chief Operating Officer at Northwestern Mutual, having also served as Chief Innovation Officer from January 2019 until September 2019. Previously Mr. Badran served as President of Alibaba’s Alipay business in the Americas from August 2016 until August 2018. From 2015 to 2016, Mr. Badran served as CEO at Edo Interactive, and from 2011 to 2015, he served as Senior Vice President and General Manager at Digital River.

Elcio R.T. Barcelos

Mr. Barcelos is Senior Executive Vice President and Chief Human Resources Officer of U.S. Bancorp. Mr. Barcelos, 52, has served in this position since joining U.S. Bancorp in September 2020. From April 2018 until August 2020, he served as Senior Vice President and Chief People and Places Officer of the Federal National Mortgage Association (Fannie Mae), having served as Senior Vice President, Human Resources of the DXC Technology Company from April 2017 to March 2018. Previously, Mr. Barcelos served as Senior Vice President and Head of Human Resources for the Enterprise Services business of Hewlett Packard Enterprise Company from June 2015 to April 2017, and in other human resources senior leadership positions at Hewlett-Packard Company and Hewlett Packard Enterprise Company from July 2009 to June 2015. He previously served in various leadership roles at Wells Fargo and Bank of America.

James L. Chosy

Mr. Chosy is Senior Executive Vice President and General Counsel of U.S. Bancorp. Mr. Chosy, 59, has served in this position since March 2013. He also served as Corporate

Secretary of U.S. Bancorp from March 2013 until April 2016. From 2001 to 2013, he served as the General Counsel and Secretary of Piper Jaffray Companies. From 1995 to 2001, Mr. Chosy was Vice President and Associate General Counsel of U.S. Bancorp, having also served as Assistant Secretary of U.S. Bancorp from 1995 through 2000 and as Secretary from 2000 until 2001.

Gregory G. Cunningham

Mr. Cunningham is Senior Executive Vice President and Chief Diversity Officer of U.S. Bancorp. Mr. Cunningham, 59, has served in this position since July 2020. From July 2019 until July 2020, he served as Senior Vice President and Chief Diversity Officer of U.S. Bancorp, having served as Vice President of Customer Engagement of U.S. Bancorp from October 2015, when he joined U.S. Bancorp, until July 2019. Previously, Mr. Cunningham served in various roles in the marketing department of Target Corporation from January 1998 until March 2015.

Venkatachari Dilip

Mr. Dilip is Executive Vice President and Global Chief Information and Technology Officer of U.S. Bancorp. Mr. Dilip, 63, has served in this position since September 2018, when he joined U.S. Bancorp. From May 2014 until July 2017, he served as Vice President at McKinsey Digital where he helped banks accelerate their digital transformation. From April 2009 to September 2013, he served as CEO at Compass Labs leading an innovative marketing analytics company. From March 2006 until April 2008, he served as Director of Products at Google where he led product teams for mobile ads and Google Checkout. From March 2004 until March 2006, he served as Vice President of PayPal/eBay and on the Board of PayPal Europe, where he was responsible for Payments Services, Risk and Fraud Management. Previously, Mr. Dilip co-founded and led startup companies CashEdge and CommerceSoft from 1996 until 2003.

Terrance R. Dolan

Mr. Dolan is Vice Chair and Chief Financial Officer of U.S. Bancorp. Mr. Dolan, 61, has served in this position since August 2016. From July 2010 to July 2016, he served as Vice Chair, Wealth Management and Investment Services, of U.S. Bancorp. From September 1998 to July 2010, Mr. Dolan served as U.S. Bancorp’s Controller. He additionally held the title of Executive Vice President from January 2002 until June 2010 and Senior Vice President from September 1998 until January 2002.

Gunjan Kedia

Ms. Kedia is Vice Chair, Wealth Management and Investment Services, of U.S. Bancorp. Ms. Kedia, 52, has served in this position since joining U.S. Bancorp in December 2016. From October 2008 until May 2016, she served as Executive Vice President of State Street Corporation where she led the core investment servicing business in North and South America and served as a member of State Street’s management committee, its senior most strategy and policy committee. Previously, Ms. Kedia was an Executive Vice President of global product management at Bank of New York Mellon from 2004 to 2008 and a Partner and associate at McKinsey from 1996 to 2004.

James B. Kelligrew

Mr. Kelligrew is Vice Chair, Corporate and Commercial Banking, of U.S. Bancorp. Mr. Kelligrew, 57, has served in this position since January 2016. From March 2014 until December 2015, he served as Executive Vice President, Fixed Income and Capital Markets, of U.S. Bancorp, having served as Executive Vice President, Credit Fixed Income, of U.S. Bancorp from May 2009 to March 2014. Prior to that time, he held various leadership positions with Wells Fargo Securities from 2003 to 2009.

Shailesh M. Kotwal

Mr. Kotwal is Vice Chair, Payment Services, of U.S. Bancorp. Mr. Kotwal, 58, has served in this position since joining U.S. Bancorp in March 2015. From July 2008 until May 2014, he served as Executive Vice President of TD Bank Group with responsibility for retail banking products and services and as Chair of its enterprise payments council. From 2006 until 2008, he served as President, International, of eFunds Corporation. Previously, Mr. Kotwal served in various leadership roles at American Express Company from 1989 until 2006, including responsibility for operations in North and South America, Europe and the Asia-Pacific regions.

Katherine B. Quinn

Ms. Quinn is Vice Chair and Chief Administrative Officer of U.S. Bancorp. Ms. Quinn, 58, has served in this position since April 2017. From September 2013 to April 2017, she served as Executive Vice President and Chief Strategy and Reputation Officer of U.S. Bancorp and has served on U.S. Bancorp’s Managing Committee since January 2015. From September 2010 until January 2013, she served as Chief Marketing Officer of WellPoint, Inc. (now known as Anthem, Inc.), having served as Head of Corporate Marketing of WellPoint from July 2005 until September 2010.

Jodi L. Richard

Ms. Richard is Vice Chair and Chief Risk Officer of U.S. Bancorp. Ms. Richard, 54, has served in this position since October 2018. She served as Executive Vice President and Chief Operational Risk Officer of U.S. Bancorp from January 2018 until October 2018, having served as Senior Vice President and Chief Operational Risk Officer from 2014 until January 2018. Prior to that time, Ms. Richard held various senior leadership roles at HSBC from 2003 until 2014, including Executive Vice President and Head of Operational Risk and Internal Control at HSBC North

America from 2008 to 2014. Ms. Richard started her career at the Office of the Comptroller of the Currency in 1990 as a national bank examiner.

Mark G. Runkel

Mr. Runkel is Senior Executive Vice President and Chief Transformation Officer of U.S. Bancorp. Mr. Runkel, 46, has served in this position since August 2021. From December 2013 to August 2021, he served as Senior Executive Vice President and Chief Credit Officer. From February 2011 until December 2013, he served as Senior Vice President and Credit Risk Group Manager of U.S. Bancorp Retail and Payment Services Credit Risk Management, having served as Senior Vice President and Risk Manager of U.S. Bancorp Retail and Small Business Credit Risk Management from June 2009 until February 2011. From March 2005 until May 2009, he served as Vice President and Risk Manager of U.S. Bancorp.

Dominic V. Venturo

Mr. Venturo is Senior Executive Vice President and Chief Digital Officer of U.S. Bancorp. Mr. Venturo, 56, has served in this position since July 2020. From January 2015 until July 2020, he served as Executive Vice President and Chief Innovation Officer of U.S. Bancorp, having served as Senior Vice President and Chief Innovation Officer of U.S. Bancorp Payment Services from January 2010 until January 2015. From January 2007 to December 2009, Mr. Venturo served as Senior Vice President and Chief Innovation Officer of U.S. Bancorp Retail Payment Solutions. Prior to that time, he served as Senior Vice President and held product management positions in various U.S. Bancorp Payment Services business lines from December 1998 to December 2006.

Jeffry H. von Gillern

Mr. von Gillern is Vice Chair, Technology and Operations Services, of U.S. Bancorp. Mr. von Gillern, 57, has served in this position since July 2010. From April 2001, when he joined U.S. Bancorp, until July 2010, Mr. von Gillern served as Executive Vice President of U.S. Bancorp, additionally serving as Chief Information Officer from July 2007 until July 2010.

Timothy A. Welsh

Mr. Welsh is Vice Chair, Consumer and Business Banking, of U.S. Bancorp. Mr. Welsh, 57, has served in this position since March 2019. Prior to that, he served as Vice Chair, Consumer Banking Sales and Support since joining U.S. Bancorp in July 2017. From July 2006 until June 2017, he served as a Senior Partner at McKinsey & Company where he specialized in financial services and the consumer experience. Previously, Mr. Welsh served as a Partner at McKinsey from 1999 to 2006.

Directors

Andrew Cecere1,3,7

Chairman, President and Chief Executive Officer

U.S. Bancorp

Warner L. Baxter1,2,4

Executive Chairman and Former Chairman,

President and Chief Executive Officer

Ameren Corporation

(Energy)

Dorothy J. Bridges1,6,7

Chief Executive Officer

Metropolitan Economic Development Association (Meda)

(Economic Development)

Elizabeth L. Buse2,3

Former Chief Executive Officer

Monitise plc

(Financial services)

Alan B. Colberg2,6

Retired President and Chief Executive Officer

Assurant, Inc.

(Financial services and specialty insurance)

Kimberly N. Ellison-Taylor2,6

Founder and Chief Executive Officer

KET Solutions, LLC

(Technology)

Kimberly J. Harris1,4,5

Retired President and Chief Executive Officer

Puget Energy, Inc.

(Energy)

Roland A. Hernandez1,3,5

Founding Principal and Chief Executive Officer

Hernandez Media Ventures

(Media)

Olivia F. Kirtley1,4,5

Business Consultant

(Consulting)

Richard P. McKenney1,5,7

President and Chief Executive Officer

Unum Group

(Financial protection benefits)

Yusuf I. Mehdi6,7

Corporate Vice President

Microsoft Corporation

(Technology)

Loretta E. Reynolds3,7

Founder and Chief Executive Officer

LEReynolds Group, LLC

(Information Technology)

John P. Wiehoff6,7

Retired Chairman and Chief Executive Officer

C.H. Robinson Worldwide, Inc.

(Transportation and logistics services)

Scott W. Wine1,2,4

Chief Executive Officer

CNH Industrial N.V.

(Agricultural machinery)

1.	Executive Committee
2.	Audit Committee
3.	Capital Planning Committee
4.	Compensation and Human Resources Committee
5.	Governance Committee
6.	Public Responsibility Committee
7.	Risk Management Committee

