Form 10-K, Exhibit 13
period 2023-12-31
US BANCORP \DE\
filed 2024-02-20
CIK 36104

Exhibit 13
The following pages discuss in detail the financial results we achieved in 2023 — results that reflect how we are creating the future now.
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
•Deterioration in general business and economic conditions or turbulence in domestic or global financial markets, which could adversely affect U.S. Bancorp’s revenues and the values of its assets and liabilities, reduce the availability of funding to certain financial institutions, lead to a tightening of credit, and increase stock price volatility;
•Turmoil and volatility in the financial services industry, including failures or rumors of failures of other depository institutions, which could affect the ability of depository institutions, including U.S. Bank National Association, to attract and retain depositors, and could affect the ability of financial services providers, including U.S. Bancorp, to borrow or raise capital;
•Actions taken by governmental agencies to stabilize the financial system and the effectiveness of such actions;
•Changes to regulatory capital, liquidity and resolution-related requirements applicable to large banking organizations in response to recent developments affecting the banking sector;
•Changes to statutes, regulations, or regulatory policies or practices, including capital and liquidity requirements, and the enforcement and interpretation of such laws and regulations, and U.S. Bancorp’s ability to address or satisfy those requirements and other requirements or conditions imposed by regulatory entities;
•Changes in interest rates;
•Increases in unemployment rates;
•Deterioration in the credit quality of U.S. Bancorp's loan portfolios or in the value of the collateral securing those loans;
•Risks related to originating and selling mortgages, including repurchase and indemnity demands, and related to U.S. Bancorp’s role as a loan servicer;
•Impacts of current, pending or future litigation and governmental proceedings;
•Increased competition from both banks and non-banks;
•Effects of climate change and related physical and transition risks;
•Changes in customer behavior and preferences and the ability to implement technological changes to respond to customer needs and meet competitive demands;
•Breaches in data security;
•Failures or disruptions in or breaches of U.S. Bancorp’s operational, technology or security systems or infrastructure, or those of third parties;
•Failures to safeguard personal information;
•Impacts of pandemics, natural disasters, terrorist activities, civil unrest, international hostilities and geopolitical events;
•Impacts of supply chain disruptions, rising inflation, slower growth or a recession;
•Failure to execute on strategic or operational plans;
•Effects of mergers and acquisitions and related integration;
•Effects of critical accounting policies and judgments;
•Effects of changes in or interpretations of tax laws and regulations;
•Management’s ability to effectively manage credit risk, market risk, operational risk, compliance risk, strategic risk, interest rate risk, liquidity risk and reputation risk; and
•The risks and uncertainties more fully discussed in the section entitled “Risk Factors” of this report.
In addition, U.S. Bancorp’s acquisition of MUFG Union Bank, N.A. presents risks and uncertainties, including, among others: the risk that any revenue synergies and other anticipated benefits of the acquisition may not be realized or may take longer than anticipated to be realized.
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

22	Management’s Discussion and Analysis
	22	Overview
	24	Statement of Income Analysis
	28	Balance Sheet Analysis
	35	Corporate Risk Profile
		35	Overview
		36	Credit Risk Management
		48	Residual Value Risk Management
		48	Operational Risk Management
		49	Compliance Risk Management
		49	Interest Rate Risk Management
		50	Market Risk Management
		51	Liquidity Risk Management
		54	Capital Management
	56	Line of Business Financial Review
	59	Non-GAAP Financial Measures
	61	Accounting Changes
	61	Critical Accounting Policies
	63	Controls and Procedures
64	Reports of Management and Independent Accountants
68	Consolidated Financial Statements and Notes
138	Consolidated Daily Average Balance Sheet and Related Yields and Rates
139	Supplemental Financial Data
140	Company Information
156	Managing Committee
158	Directors
21

Management’s Discussion and Analysis
Overview
U.S. Bancorp and its subsidiaries (the “Company”) continued to demonstrate financial strength and stability as 2023 financial results showcased solid fee revenue growth, prudent expense management, and the accretion of common equity tier 1 capital of 150 basis points. Disruption in the banking industry in early 2023 reinforced the Company's focus of maintaining a well-diversified business with an appropriate risk profile and diversified deposit base. During 2023, the Company continued to prudently manage its balance sheet by reducing its exposure to certain capital-intensive assets and focusing on capital-efficient growth.
MUFG Union Bank Acquisition On December 1, 2022, the Company acquired MUFG Union Bank N.A.’s core regional banking franchise (“MUB”) from Mitsubishi UFJ Financial Group, Inc. ("MUFG"). Pursuant to the terms of the Share Purchase Agreement, the Company acquired all of the issued and outstanding shares of common stock of MUB for a purchase price consisting of $5.5 billion in cash and approximately 44 million shares of the Company’s common stock. The Company also received additional MUB cash of $3.5 billion upon completion of the acquisition, which is required to be repaid to MUFG on or prior to the fifth anniversary date of the completion of the purchase. On August 3, 2023, the Company completed a debt/equity conversion with MUFG. As a result, the Company repaid $936 million of its debt obligation from the proceeds of the issuance of 24 million shares of common stock of the Company to an affiliate of MUFG (the “Debt/Equity Conversion”). After the Debt/Equity Conversion, the Company had a remaining repayment obligation to MUFG of $2.6 billion. On May 26, 2023, the Company merged MUB into U.S. Bank National Association ("USBNA"), the Company’s primary banking subsidiary. During 2023, the Company successfully completed the integration of the MUB business and system conversion. Additionally, as a condition of the regulatory approval, the Company committed to meet requirements applicable to Category II banking organizations by the earlier of (i) the date required under the federal banking regulators' Tailoring Rules; and (ii) December 31, 2024, if the Federal Reserve notified the Company by January 1, 2024, that the Company must comply with those requirements. During 2023, the Company took several actions to optimize the balance sheet and reduce risk-weighted assets to enhance capital and reduce the risk profile of the balance sheet. As a result, on October 16, 2023, the Federal Reserve granted the Company full relief from this commitment. The Company’s 2023 results reflect the impacts of balance sheet and capital management actions and the full financial results of the acquired business.
Financial Performance The Company earned $5.4 billion in 2023, or $3.27 per diluted common share, compared with $5.8 billion, or $3.69 per diluted common share in 2022.
Financial performance for 2023, compared with 2022, included the following:
•Net interest income increased $2.7 billion (18.1 percent) due to higher interest rates on earning assets and the MUB acquisition, partially offset by the impact of deposit mix and pricing;
•Noninterest income increased $1.2 billion (12.3 percent) primarily due to higher commercial products revenue, payment services revenue, trust and investment management fees and other noninterest income, partially offset by losses on investment securities;
•Noninterest expense increased $4.0 billion (26.6 percent), reflecting increased merger and integration charges and operating expenses related to the MUB acquisition, including core deposit intangible amortization expense, as well as increases in compensation and employee benefits expense to support business growth and higher other noninterest expense due to a Federal Deposit Insurance Corporation ("FDIC") special assessment;
•The provision for credit losses increased $298 million (15.1 percent), driven by normalizing credit losses and stress in commercial real estate, partially offset by relative stability in the economic outlook;
•Average loans increased $47.7 billion (14.3 percent) primarily driven by the impact of the MUB acquisition and growth in most loan categories; and
•Average deposits increased $43.3 billion (9.4 percent), driven by increases in average total savings deposits and time deposits including the impact of the MUB acquisition, partially offset by a decrease in average noninterest bearing deposits.
Credit Quality The Company continues to prudently manage credit underwriting.
•The allowance for credit losses was $7.8 billion at December 31, 2023, an increase of $435 million compared with December 31, 2022. The increase was primarily driven by normalizing credit losses, credit card balance growth and commercial real estate credit quality.
•Nonperforming assets were $1.5 billion at December 31, 2023, an increase of $478 million compared with December 31, 2022. The increase was primarily due to higher nonperforming commercial real estate and commercial loans, partially offset by a decrease in nonperforming residential mortgages.
•Net charge-offs were $1.9 billion in 2023, an increase of $842 million compared with 2022. The increase reflected higher charge-offs in most loan categories consistent with normalizing credit conditions and adverse conditions in commercial real estate.

22 U.S. Bancorp 2023 Annual Report

TABLE 1	Selected Financial Data

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2023	2022	2021
Condensed Income Statement
Net interest income	$17,396	$14,728	$12,494
Taxable-equivalent adjustment(a)	131	118	106
Net interest income (taxable-equivalent basis)(b)	17,527	14,846	12,600
Noninterest income	10,617	9,456	10,227
Total net revenue	28,144	24,302	22,827
Noninterest expense	18,873	14,906	13,728
Provision for credit losses	2,275	1,977	(1,173)
Income before taxes	6,996	7,419	10,272
Income taxes and taxable-equivalent adjustment	1,538	1,581	2,287
Net income	5,458	5,838	7,985
Net (income) loss attributable to noncontrolling interests	(29)	(13)	(22)
Net income attributable to U.S. Bancorp	$5,429	$5,825	$7,963
Net income applicable to U.S. Bancorp common shareholders	$5,051	$5,501	$7,605

Per Common Share
Earnings per share	$3.27	$3.69	$5.11
Diluted earnings per share	3.27	3.69	5.10
Dividends declared per share	1.93	1.88	1.76
Book value per share(c)	31.13	28.71	32.71
Market value per share	43.28	43.61	56.17
Average common shares outstanding	1,543	1,489	1,489
Average diluted common shares outstanding	1,543	1,490	1,490
Financial Ratios
Return on average assets	.82%	.98%	1.43%
Return on average common equity	10.8	12.6	16.0
Net interest margin (taxable-equivalent basis)(a)	2.90	2.72	2.49
Efficiency ratio(b)	66.7	61.4	60.4
Net charge-offs as a percent of average loans outstanding	.50	.32	.23
Average Balances
Loans	$381,275	$333,573	$296,965
Loans held for sale	2,461	3,829	8,024
Investment securities(d)	162,757	169,442	154,702
Earning assets	605,199	545,343	506,141
Assets	663,440	592,149	556,532
Noninterest-bearing deposits	107,768	120,394	127,204
Deposits	505,663	462,384	434,281
Short-term borrowings	34,141	25,740	14,774
Long-term debt	44,142	33,114	36,682
Total U.S. Bancorp shareholders’ equity	53,660	50,416	53,810
Period End Balances
Loans	$373,835	$388,213	$312,028
Investment securities	153,751	161,650	174,821
Assets	663,491	674,805	573,284
Deposits	512,312	524,976	456,083
Long-term debt	51,480	39,829	32,125
Total U.S. Bancorp shareholders’ equity	55,306	50,766	54,918
Asset Quality
Nonperforming assets	$1,494	$1,016	$878
Allowance for credit losses	7,839	7,404	6,155
Allowance for credit losses as a percentage of period-end loans	2.10%	1.91%	1.97%
Capital Ratios
Common equity tier 1 capital	9.9%	8.4%	10.0%
Tier 1 capital	11.5	9.8	11.6
Total risk-based capital	13.7	11.9	13.4
Leverage	8.1	7.9	8.6
Total leverage exposure	6.6	6.4	6.9
Tangible common equity to tangible assets(b)	5.3	4.5	6.8
Tangible common equity to risk-weighted assets(b)	7.7	6.0	9.2
Common equity tier 1 capital to risk-weighted assets, reflecting the full implementation of the current expected credit losses methodology(b)	9.7	8.1	9.6
(a)Based on a federal income tax rate of 21 percent for those assets and liabilities whose income or expense is not included for federal income tax purposes.
(b)See Non-GAAP Financial Measures beginning on page 59.
(c)Calculated as U.S. Bancorp common shareholders’ equity divided by common shares outstanding at end of the period.
(d)Excludes unrealized gains and losses on available-for-sale investment securities and any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity.

Capital Management At December 31, 2023, all of the Company’s regulatory capital ratios exceeded regulatory “well-capitalized” requirements.
•The Company’s common equity tier 1 capital ratio was 9.9 percent at December 31, 2023.
The Company's financial strength, diversified business model and strong credit quality position it well for 2024. The Company believes it is well positioned to continue to deliver strong returns on tangible common equity, is appropriately reserved for a potential macroeconomic slowdown, and remains confident in its strategy for future growth and expansion. The Company is seeing positive momentum across its fee-based businesses, as it deepens its most profitable client relationships and further executes on revenue growth opportunities resulting from the MUB acquisition. The Company is working to effectively manage its balance sheet for continued capital-efficient growth as it maintains its disciplined, through-the-cycle approach to credit risk management. The Company's growth strategy remains focused on supporting the needs of and creating value for its customers, communities and shareholders.
Earnings Summary The Company reported net income attributable to U.S. Bancorp of $5.4 billion in 2023, or $3.27 per diluted common share, compared with $5.8 billion, or $3.69 per diluted common share, in 2022. Return on average assets and return on average common equity were 0.82 percent and 10.8 percent, respectively, in 2023, compared with 0.98 percent and 12.6 percent, respectively, in 2022. The results for 2023 included the full financial results of the acquisition of MUB, while the results for 2022 reflected one month of operating results of MUB. The results for 2023 included the impacts of $1.0 billion of merger and integration charges, $734 million of FDIC special assessment charges, $243 million of provision for credit losses related to balance sheet repositioning and capital management actions, $140 million of securities losses related to balance sheet repositioning, a $110 million charitable contribution to support a community benefit plan related to the acquisition, and a $70 million discrete tax benefit. Combined, these items decreased 2023 diluted earnings per common share by $1.04. The results for 2022 included $399 million of losses primarily resulting from interest rate economic hedges related to the MUB acquisition, $329 million of merger and integration charges, and $791 million of provision for credit losses related to acquired loans and balance sheet repositioning and capital management actions. Combined, these items decreased 2022 diluted earnings per common share by $0.76.

Total net revenue for 2023 was $3.8 billion (15.8 percent) higher than 2022, reflecting an 18.1 percent increase in net interest income and a 12.3 percent increase in noninterest income. The increase in net interest income from the prior year was primarily due to higher interest rates on earning assets and the MUB acquisition, partially offset by the impact of deposit mix and pricing. The increase in noninterest income reflected higher commercial products revenue, payment services revenue, trust and investment management fees and other noninterest income, partially offset by losses on investment securities.
Noninterest expense in 2023 was $4.0 billion (26.6 percent) higher than 2022, reflecting increased merger and integration charges and operating expenses related to the MUB acquisition, including core deposit intangible amortization expense, as well as increases in compensation and employee benefits expense to support business growth and higher other noninterest expense due to the FDIC special assessment charges.
Results for 2022 Compared With 2021 For discussion related to changes in financial condition and results of operations for 2022 compared with 2021, refer to “Management’s Discussion and Analysis” in the Company’s Annual Report for the year ended December 31, 2022, included as Exhibit 13 to the Company’s Form 10-K filed with the Securities and Exchange Commission ("SEC") on February 27, 2023.
Statement of Income Analysis
Net Interest Income Net interest income, on a taxable-equivalent basis, was $17.5 billion in 2023, compared with $14.8 billion in 2022. The $2.7 billion (18.1 percent) increase in 2023 compared with 2022 was primarily due to higher interest rates on earning assets and the acquisition of MUB, partially offset by the impact of deposit mix and pricing. Average earning assets were $59.9 billion (11.0 percent) higher in 2023, compared with 2022, reflecting increases in loans and interest-bearing deposits with banks, partially offset by a decrease in investment securities. The net interest margin, on a taxable-equivalent basis, in 2023 was 2.90 percent, compared with 2.72 percent in 2022. The increase in the net interest margin in 2023, compared with 2022, was primarily due to the impact of higher rates on earning assets and the acquisition of MUB, partially offset by the impact of deposit mix and pricing. Refer to the “Interest Rate Risk Management” section for further information on the sensitivity of the Company’s net interest income to changes in interest rates.

24 U.S. Bancorp 2023 Annual Report

TABLE 2	Analysis of Net Interest Income(a)

Year Ended December 31 (Dollars in Millions)	2023	2022	2021	2023 v 2022	2022 v 2021
Components of Net Interest Income
Income on earning assets (taxable-equivalent basis)	$30,144	$18,066	$13,593	$12,078	$4,473
Expense on interest-bearing liabilities (taxable-equivalent basis)	12,617	3,220	993	9,397	2,227
Net interest income (taxable-equivalent basis)(b)	$17,527	$14,846	$12,600	$2,681	$2,246
Net interest income, as reported	$17,396	$14,728	$12,494	$2,668	$2,234
Average Yields and Rates Paid
Earning assets yield (taxable-equivalent basis)	4.98%	3.31%	2.69%	1.67%	.62%
Rate paid on interest-bearing liabilities (taxable-equivalent basis)	2.65	.80	.28	1.85	.52
Gross interest margin (taxable-equivalent basis)	2.33%	2.51%	2.41%	(.18)%	.10%
Net interest margin (taxable-equivalent basis)	2.90%	2.72%	2.49%	.18%	.23%
Average Balances
Investment securities(c)	$162,757	$169,442	$154,702	$(6,685)	$14,740
Loans	381,275	333,573	296,965	47,702	36,608
Earning assets	605,199	545,343	506,141	59,856	39,202
Noninterest-bearing deposits	107,768	120,394	127,204	(12,626)	(6,810)
Interest-bearing deposits	397,895	341,990	307,077	55,905	34,913
Total deposits	505,663	462,384	434,281	43,279	28,103
Interest-bearing liabilities	476,178	400,844	358,533	75,334	42,311
(a)Interest and rates are presented on a fully taxable-equivalent basis based on a federal income tax rate of 21 percent.
(b)See Non-GAAP Financial Measures beginning on page 59.
(c)Excludes unrealized gains and losses on available-for-sale investment securities and any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity.
Average total loans were $381.3 billion in 2023, compared with $333.6 billion in 2022. The $47.7 billion (14.3 percent) increase was due to growth in the Company's legacy loan portfolio as well as balances from the MUB acquisition. Increases in residential mortgages, commercial real estate loans, commercial loans and credit card loans were partially offset by a decrease in other retail loans. Average residential mortgages increased $31.2 billion (36.8 percent), driven by the impact of the MUB acquisition, partially offset by the impact of a sale of residential mortgages in the second quarter of 2023 as part of balance sheet repositioning and capital management actions. Average commercial real estate loans increased $13.5 billion (33.0 percent), primarily due to the impact of the MUB acquisition. Average commercial loans increased $11.1 billion (9.0 percent), primarily due to higher utilization driven by working capital needs of corporate customers, slower payoffs given higher volatility in the capital markets, as well as core growth and the impact related to the MUB acquisition. Average credit card loans increased $3.1 billion (13.2 percent) primarily due to higher spend volume and lower payment rates. Average other retail loans decreased $11.2 billion (18.5 percent), driven by lower auto loans primarily due to balance sheet repositioning and capital management actions, along with lower installment loans.
Average investment securities in 2023 were $6.7 billion (3.9 percent) lower than in 2022, primarily due to balance sheet repositioning and liquidity management.
Average total deposits for 2023 were $43.3 billion (9.4 percent) higher than 2022. Average total savings deposits were $39.8 billion (12.8 percent) higher in 2023, compared with 2022, driven by increases in Wealth, Corporate, Commercial and Institutional Banking, and Consumer and Business Banking balances, including the impact of the MUB acquisition. Average time deposits for 2023 were $16.1 billion (52.7 percent) higher than 2022, mainly due to the acquisition of MUB and increases in Consumer and Business Banking balances. Changes in time deposits are primarily related to those deposits managed as an alternative to other funding sources, based largely on relative pricing and liquidity characteristics. Average noninterest-bearing deposits were $12.6 billion (10.5 percent) lower in 2023, compared with 2022, driven by decreases in Wealth, Corporate, Commercial and Institutional Banking balances, partially offset by the impact of the MUB acquisition.

TABLE 3	Net Interest Income — Changes Due to Rate and Volume(a)

	2023 v 2022			2022 v 2021
Year Ended December 31 (Dollars in Millions)	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Increase (decrease) in
Interest Income
Investment securities	$(136)	$1,245	$1,109	$231	$792	$1,023
Loans held for sale	(72)	18	(54)	(121)	90	(31)
Loans
Commercial	389	3,933	4,322	547	1,109	1,656
Commercial real estate	546	1,183	1,729	73	363	436
Residential mortgages	1,019	511	1,530	336	(38)	298
Credit card	340	506	846	193	112	305
Other retail	(424)	731	307	50	116	166
Total loans	1,870	6,864	8,734	1,199	1,662	2,861
Interest-bearing deposits with banks	313	1,709	2,022	(8)	525	517
Other earning assets	76	191	267	8	95	103
Total earning assets	2,051	10,027	12,078	1,309	3,164	4,473
Interest Expense
Interest-bearing deposits
Interest checking	28	1,029	1,057	3	250	253
Money market savings	388	4,046	4,434	16	1,005	1,021
Savings accounts	(2)	82	80	1	2	3
Time deposits	192	1,140	1,332	23	252	275
Total interest-bearing deposits	606	6,297	6,903	43	1,509	1,552
Short-term borrowings	186	1,223	1,409	52	446	498
Long-term debt	259	826	1,085	(59)	236	177
Total interest-bearing liabilities	1,051	8,346	9,397	36	2,191	2,227
Increase (decrease) in net interest income	$1,000	$1,681	$2,681	$1,273	$973	$2,246
(a)This table shows the components of the change in net interest income by volume and rate on a taxable-equivalent basis based on a federal income tax rate of 21 percent. This table does not take into account the level of noninterest-bearing funding, nor does it fully reflect changes in the mix of assets and liabilities. The change in interest not solely due to changes in volume or rates has been allocated on a pro-rata basis to volume and yield/rate.
Provision for Credit Losses The provision for credit losses reflects changes in economic conditions and the size and credit quality of the entire portfolio of loans. The Company maintains an allowance for credit losses considered appropriate by management for expected losses, based on factors discussed in the “Analysis and Determination of Allowance for Credit Losses” section.
The provision for credit losses was $2.3 billion in 2023, compared with $2.0 billion in 2022. The $298 million (15.1 percent) increase was driven by normalizing credit losses and stress in commercial real estate, partially offset by relative stability in the economic outlook. The provision for credit losses in 2023 included the impact of balance sheet repositioning and capital management actions taken in the second quarter of 2023. The provision for credit losses in
2022 included the impacts of recognizing an initial provision for credit losses related to the MUB acquisition and balance sheet optimization activities in the fourth quarter of 2022, along with strong loan growth in the legacy portfolio and increasing economic uncertainty. Net charge-offs increased $842 million (79.2 percent) in 2023, compared with 2022, reflecting higher charge-offs in most loan categories consistent with normalizing credit conditions and adverse conditions in commercial real estate.
Refer to “Corporate Risk Profile” for further information on the provision for credit losses, net charge-offs, nonperforming assets and other factors considered by the Company in assessing the credit quality of the loan portfolio and establishing the allowance for credit losses.

26 U.S. Bancorp 2023 Annual Report

TABLE 4	Noninterest Income

Year Ended December 31 (Dollars in Millions)	2023	2022		2021	2023 v 2022	2022 v 2021
Card revenue	$1,630	$1,512		$1,507	7.8%	.3%
Corporate payment products revenue	759	698		575	8.7	21.4
Merchant processing services	1,659	1,579		1,449	5.1	9.0
Trust and investment management fees	2,459	2,209		1,832	11.3	20.6
Service charges	1,306	1,298		1,338.6		(3.0)
Commercial products revenue	1,372	1,105		1,102	24.2	.3
Mortgage banking revenue	540	527		1,361	2.5	(61.3)
Investment products fees	279	235		239	18.7	(1.7)
Securities gains (losses), net	(145)	20		103	*	(80.6)
Other	758	273		721	*	(62.1)
Total noninterest income	$10,617	$9,456	(a)	$10,227	12.3%	(7.5)%
*Not meaningful
(a)Includes $399 million of losses primarily related to interest rate economic hedges, entered into after regulatory approval for the MUB acquisition was obtained, to manage the impact of interest rate volatility on capital prior to closing the transaction.
Noninterest Income Noninterest income in 2023 was $10.6 billion, compared with $9.5 billion in 2022. The $1.2 billion (12.3 percent) increase in 2023 from 2022 reflected higher commercial products revenue, payment services revenue, trust and investment management fees and other noninterest income, partially offset by losses on the sale of investment securities related to balance sheet repositioning. Commercial products revenue increased 24.2 percent primarily due to higher trading revenue, commercial loan fees, corporate bond fees and the acquisition of MUB. Payment services revenue increased in 2023, compared with 2022, driven by a 7.8 percent increase in card revenue and a 5.1 percent increase in merchant processing services revenue, both due to higher spend volume. Corporate payment products revenue increased 8.7 percent due to product mix. Trust and investment management fees increased 11.3 percent primarily due to the acquisition of MUB and core business growth. Other noninterest income was higher in 2023, compared with 2022, primarily due to the impact in 2022 of interest rate economic hedges related to the MUB acquisition.

TABLE 5	Noninterest Expense

Year Ended December 31 (Dollars in Millions)	2023	2022	2021	2023 v 2022	2022 v 2021
Compensation and employee benefits	$10,416	$9,157	$8,728	13.7%	4.9%
Net occupancy and equipment	1,266	1,096	1,048	15.5	4.6
Professional services	560	529	492	5.9	7.5
Marketing and business development	726	456	366	59.2	24.6
Technology and communications	2,049	1,726	1,728	18.7	(.1)
Other intangibles	636	215	159	*	35.2
Other	2,211	1,398	1,207	58.2	15.8
Total before merger and integration charges	17,864	14,577	13,728	22.5	6.2
Merger and integration charges	1,009	329	—	*	*
Total noninterest expense	$18,873	$14,906	$13,728	26.6%	8.6%
Efficiency ratio(a)	66.7%	61.4%	60.4%
*Not meaningful
(a)See Non-GAAP Financial Measures beginning on page 59.

Noninterest Expense Noninterest expense in 2023 was $18.9 billion, compared with $14.9 billion in 2022. The Company’s efficiency ratio was 66.7 percent in 2023, compared with 61.4 percent in 2022. The $4.0 billion (26.6 percent) increase in noninterest expense in 2023 over 2022 reflected the impact of increased merger and integration charges, as well as operating expenses related to the MUB acquisition, higher compensation and employee benefits expense, and higher other intangibles and other noninterest expense. Compensation and employee benefits expense increased 13.7 percent in 2023 over 2022, primarily due to MUB expense as well as merit increases and hiring to support business growth. Other intangibles expense increased primarily due to the core deposit intangible created as a result of the MUB acquisition. Other noninterest expense increased 58.2 percent primarily due to the $734 million FDIC special assessment charge.
Income Tax Expense The provision for income taxes was $1.4 billion (an effective rate of 20.5 percent) in 2023, compared with $1.5 billion (an effective rate of 20.0 percent) in 2022.
For further information on income taxes, refer to Note 19 of the Notes to Consolidated Financial Statements.

Balance Sheet Analysis
Average earning assets were $605.2 billion in 2023, compared with $545.3 billion in 2022. The increase in average earning assets of $59.9 billion (11.0 percent) was primarily due to increases in loans of $47.7 billion (14.3 percent) and interest-bearing deposits with banks of $17.6 billion (55.9 percent), partially offset by a decrease in investment securities of $6.7 billion (3.9 percent).
For average balance information, refer to the "Net Interest Income" section in Statement of Income Analysis and Consolidated Daily Average Balance Sheet and Related Yields and Rates on page 138.
Loans The Company’s loan portfolio was $373.8 billion at December 31, 2023, compared with $388.2 billion at December 31, 2022, a decrease of $14.4 billion (3.7 percent). The decrease was driven by decreases in other retail loans of $10.5 billion (19.1 percent), commercial loans of $3.8 billion (2.8 percent), commercial real estate loans of $2.0 billion (3.7 percent) and residential mortgages of $315 million (0.3 percent), partially offset by an increase in credit card loans of $2.3 billion (8.6 percent). Table 6 provides a summary of the loan distribution by product type, while Table 7 provides a summary of the selected loan maturity distribution by loan category.

28 U.S. Bancorp 2023 Annual Report

TABLE 6	Loan Portfolio Distribution

	2023		2022
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total
Commercial
Commercial	$127,676	34.2%	$131,128	33.8%
Lease financing	4,205	1.1	4,562	1.2
Total commercial	131,881	35.3	135,690	35.0
Commercial Real Estate
Commercial mortgages	41,934	11.2	43,765	11.3
Construction and development	11,521	3.1	11,722	3.0
Total commercial real estate	53,455	14.3	55,487	14.3
Residential Mortgages
Residential mortgages	108,605	29.0	107,858	27.8
Home equity loans, first liens	6,925	1.9	7,987	2.0
Total residential mortgages	115,530	30.9	115,845	29.8
Credit Card	28,560	7.6	26,295	6.8
Other Retail
Retail leasing	4,135	1.1	5,519	1.4
Home equity and second mortgages	13,056	3.5	12,863	3.3
Revolving credit	3,668	1.0	3,983	1.0
Installment	13,889	3.7	14,592	3.8
Automobile	9,661	2.6	17,939	4.6
Total other retail	44,409	11.9	54,896	14.1
Total loans	$373,835	100.0%	$388,213	100.0%

TABLE 7	Selected Loan Maturity Distribution

At December 31, 2023 (Dollars in Millions)	One Year or Less	Over One Through Five Years	Over Five Through Fifteen Years	Over Fifteen Years		Total
Commercial	$37,097	$85,548	$9,055	$181		$131,881
Commercial real estate	14,724	23,149	6,870	8,712	(a)	53,455
Residential mortgages	182	2,125	6,572	106,651		115,530
Credit card	28,560	—	—	—		28,560
Other retail	2,367	12,561	13,342	16,139		44,409
Total loans	$82,930	$123,383	$35,839	$131,683		$373,835

Total of loans due after one year with:
				Predetermined Interest Rates		Floating Interest Rates
Commercial				$13,786		$80,998
Commercial real estate				12,585		26,147
Residential mortgages				63,080		52,267
Credit card				—		—
Other retail				29,359		12,683
Total				$118,810		$172,095
(a)Primarily represents construction loans for single-family residences or loans guaranteed by the Small Business Administration.

TABLE 8	Commercial Loans by Industry Group and Geography

	2023		2022
At December 31 (Dollars in Millions)	Loans	Percent of Total	Loans	Percent of Total
Industry Group
Financial institutions	$20,016	15.2%	$17,381	12.8%
Real-estate related	19,108	14.5	19,539	14.4
Personal, professional and commercial services	10,273	7.8	10,106	7.5
Healthcare	8,240	6.2	8,536	6.3
Automotive	6,678	5.1	7,154	5.3
Media and entertainment	6,265	4.8	5,867	4.3
Capital goods	5,315	4.0	5,332	3.9
Retail	4,970	3.8	5,128	3.8
Transportation	4,467	3.4	4,988	3.7
Food and beverage	4,053	3.1	5,574	4.1
Technology	3,963	3.0	5,425	4.0
Energy	3,744	2.8	3,811	2.8
Power	3,435	2.6	4,945	3.6
Metals and mining	3,332	2.5	3,700	2.7
Education and non-profit	3,330	2.5	3,609	2.7
State and municipal government	3,217	2.4	3,240	2.4
Building materials	3,008	2.3	3,293	2.4
Agriculture	1,778	1.3	1,909	1.4
Other	16,689	12.7	16,153	11.9
Total	$131,881	100.0%	$135,690	100.0%
Geography
California	$21,275	16.1%	$23,736	17.5%
New York	9,393	7.1	8,989	6.6
Texas	9,092	6.9	10,244	7.6
Illinois	6,861	5.2	7,626	5.6
Minnesota	6,365	4.8	6,707	4.9
Ohio	4,291	3.3	4,497	3.3
Wisconsin	4,129	3.1	4,112	3.0
Colorado	3,675	2.8	3,613	2.7
Washington	3,604	2.7	3,721	2.7
Missouri	3,454	2.6	3,503	2.6
All other states	59,742	45.4	58,942	43.5
Total	$131,881	100.0%	$135,690	100.0%
Commercial Commercial loans, including lease financing, decreased $3.8 billion (2.8 percent) at December 31, 2023, compared with December 31, 2022, primarily due to decreased demand as corporate customers accessed the capital markets.

30 U.S. Bancorp 2023 Annual Report

TABLE 9	Commercial Real Estate Loans by Property Type and Geography

	2023		2022
At December 31 (Dollars in Millions)	Loans	Percent of Total	Loans	Percent of Total
Property Type
Multi-family	$17,786	33.3%	$16,722	30.1%
Business owner occupied	10,795	20.2	11,487	20.7
Office	6,948	13.0	7,239	13.1
Industrial	5,608	10.5	5,258	9.5
Residential land and development	4,419	8.3	4,454	8.0
Retail	3,806	7.1	4,011	7.2
Lodging	1,661	3.1	1,932	3.5
Other	2,432	4.5	4,384	7.9
Total	$53,455	100.0%	$55,487	100.0%
Geography
California	$20,130	37.7%	$22,250	40.1%
Washington	4,245	7.9	4,235	7.6
Texas	2,669	5.0	2,337	4.2
Florida	1,843	3.4	1,276	2.3
Oregon	1,809	3.4	1,622	2.9
Illinois	1,516	2.8	1,830	3.3
Minnesota	1,497	2.8	1,470	2.7
Colorado	1,476	2.8	1,648	3.0
New York	1,273	2.4	2,547	4.6
Wisconsin	1,266	2.4	1,236	2.2
All other states	15,731	29.4	15,036	27.1
Total	$53,455	100.0%	$55,487	100.0%
Commercial Real Estate The Company’s portfolio of commercial real estate loans, which includes commercial mortgages and construction and development loans, decreased $2.0 billion (3.7 percent) at December 31, 2023, compared with December 31, 2022. The decrease was primarily due to payoffs exceeding a reduced level of new originations. Table 9 provides a summary of commercial real estate loans by property type and geographical location.
The Company’s commercial mortgage and construction and development loans had unfunded commitments of
$10.6 billion and $13.8 billion at December 31, 2023 and 2022, respectively.
The Company also finances the operations of real estate developers and other entities with operations related to real estate. These loans are not secured directly by real estate but have similar characteristics to commercial real estate loans. These loans were included in the commercial loan category and totaled $19.1 billion and $19.5 billion at December 31, 2023 and 2022, respectively.

TABLE 10	Residential Mortgages by Geography

	2023		2022
At December 31 (Dollars in Millions)	Loans	Percent of Total	Loans	Percent of Total
California	$52,584	45.5%	$53,967	46.6%
Washington	6,678	5.8	6,343	5.5
Colorado	3,881	3.4	4,192	3.6
Florida	3,767	3.3	3,946	3.4
Illinois	3,630	3.1	3,592	3.1
Minnesota	3,600	3.1	3,692	3.2
Texas	3,287	2.8	2,801	2.4
Arizona	3,134	2.7	3,178	2.7
New York	2,726	2.4	2,315	2.0
Massachusetts	2,680	2.3	2,536	2.2
All other states	29,563	25.6	29,283	25.3
Total	$115,530	100.0%	$115,845	100.0%
Residential Mortgages Residential mortgages held in the loan portfolio at December 31, 2023, decreased $315 million (0.3 percent) compared to December 31, 2022, driven by a sale of residential mortgages in the second quarter of 2023 as part of balance sheet repositioning and capital management actions, partially offset by originations. Residential mortgages originated and placed in the Company’s loan portfolio include jumbo mortgages and branch-originated first lien home equity loans to borrowers with high credit quality.
Credit Card Total credit card loans increased $2.3 billion (8.6 percent) at December 31, 2023, compared with December 31, 2022, primarily driven by higher spend volume and lower payment rates.
Other Retail Total other retail loans, which include retail leasing, home equity and second mortgages and other retail loans, decreased $10.5 billion (19.1 percent) at December 31, 2023, compared with December 31, 2022, driven by decreases in auto loans, retail leasing balances and installment loans. The decrease in auto loans was primarily driven by a sale of indirect auto loans as part of balance sheet repositioning and capital management actions taken in the second quarter of 2023. Tables 10, 11 and 12 provide a geographic summary of residential mortgages, credit card loans and other retail loans outstanding, respectively, as of December 31, 2023 and 2022.

TABLE 11	Credit Card Loans by Geography

	2023		2022
At December 31 (Dollars in Millions)	Loans	Percent of Total	Loans	Percent of Total
California	$2,928	10.3%	$2,609	9.9%
Texas	1,719	6.0	1,584	6.0
Illinois	1,472	5.2	1,330	5.1
Ohio	1,406	4.9	1,320	5.0
Florida	1,363	4.8	1,252	4.8
Minnesota	1,333	4.7	1,257	4.8
Wisconsin	1,177	4.1	1,029	3.9
Colorado	964	3.3	862	3.3
Michigan	948	3.3	925	3.5
Missouri	918	3.2	850	3.2
All other states	14,332	50.2	13,277	50.5
Total	$28,560	100.0%	$26,295	100.0%

32 U.S. Bancorp 2023 Annual Report

TABLE 12	Other Retail Loans by Geography

	2023		2022
At December 31 (Dollars in Millions)	Loans	Percent of Total	Loans	Percent of Total
California	$9,506	21.4%	$11,098	20.2%
Texas	3,505	7.9	5,149	9.4
Florida	2,729	6.1	3,449	6.3
Minnesota	1,943	4.4	2,527	4.6
Washington	1,800	4.1	1,999	3.6
Ohio	1,752	3.9	2,083	3.8
Illinois	1,704	3.8	2,180	4.0
New York	1,444	3.3	1,878	3.4
Colorado	1,440	3.2	1,673	3.0
Oregon	1,313	3.0	1,414	2.6
All other states	17,273	38.9	21,446	39.1
Total	$44,409	100.0%	$54,896	100.0%
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
Loans Held for Sale Loans held for sale, consisting primarily of residential mortgages to be sold in the secondary market, were $2.2 billion at December 31, 2023 and December 31, 2022. Almost all of the residential mortgage loans the Company originates or purchases for sale follow guidelines that allow the loans to be sold into existing, highly liquid secondary markets, in particular in government agency transactions and to government sponsored enterprises (“GSEs”).

TABLE 13	Investment Securities

	2023				2022
At December 31 (Dollars in Millions)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield(e)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield(e)
Held-to-maturity
U.S. Treasury and agencies	$1,345	$1,310	2.3	2.85%	$1,344	$1,293	3.3	2.85%
Mortgage-backed securities(a)	82,692	72,770	8.8	2.21	87,396	76,581	9.3	2.17
Other	8	8	2.8	2.56	—	—	—	—
Total held-to-maturity	$84,045	$74,088	8.7	2.22%	$88,740	$77,874	9.2	2.18%
Available-for-sale
U.S. Treasury and agencies	$21,768	$19,542	5.9	2.19%	$24,801	$22,033	7.1	2.43%
Mortgage-backed securities(a)	36,895	33,427	6.3	3.09	40,803	36,423	6.6	2.83
Asset-backed securities(a)	6,713	6,724	2.2	5.33	4,356	4,323	1.3	4.59
Obligations of state and political subdivisions(b)(c)	10,867	9,989	9.9	3.75	11,484	10,125	13.6	3.76
Other	24	24	1.7	4.51	6	6	0.1	1.99
Total available-for-sale (d)	$76,267	$69,706	6.3	3.12%	$81,450	$72,910	7.4	2.94%
(a)Information related to asset and mortgage-backed securities included above is presented based upon weighted-average maturities that take into account anticipated future prepayments.
(b)Information related to obligations of state and political subdivisions is presented based upon yield to first optional call date if the security is purchased at a premium, and yield to maturity if the security is purchased at par or a discount.
(c)Maturity calculations for obligations of state and political subdivisions are based on the first optional call date for securities with a fair value above par and the contractual maturity date for securities with a fair value equal to or below par.
(d)Amortized cost excludes portfolio level basis adjustments of $335 million at December 31, 2023.
(e)Weighted-average yields for obligations of state and political subdivisions are presented on a fully-taxable equivalent basis based on a federal income tax rate of 21 percent. Yields on investment securities are computed based on amortized cost balances, excluding any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity.

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
Investment securities totaled $153.8 billion at December 31, 2023, compared with $161.7 billion at December 31, 2022. The $7.9 billion (4.9 percent) decrease was primarily due to $10.5 billion of net investment sales and maturities, partially offset by a $1.6 billion favorable change in net unrealized gains (losses) on available-for-sale investment securities. Investment securities by type are shown in Table 13.
The Company’s available-for-sale investment securities are carried at fair value with changes in fair value reflected in other comprehensive income (loss) unless a portion of a security’s unrealized loss is related to credit and an allowance for credit losses is necessary. At December 31, 2023, the Company’s net unrealized losses on available-for-sale investment securities were $6.9 billion ($5.2 billion net-of-tax), compared with net unrealized losses of $8.5 billion ($6.4 billion net-of-tax) at December 31, 2022. The favorable change in net unrealized gains (losses) was primarily due to increases in the fair value of mortgage-backed, U.S. Treasury and agencies and state and political subdivisions securities as a result of changes in interest rates. Gross unrealized losses on available-for-sale investment securities totaled $7.1 billion at December 31, 2023, compared with $8.6 billion at December 31, 2022. When evaluating credit losses, the Company considers various factors such as the nature of the investment security, the credit ratings or financial condition of the issuer, the extent of the unrealized loss, expected cash flows of the underlying collateral, the existence of any government or agency guarantees, and market conditions.
At December 31, 2023, the Company had no plans to sell securities with unrealized losses, and believes it is more likely than not that it would not be required to sell such securities before recovery of their amortized cost.
Refer to Notes 5 and 22 in the Notes to Consolidated Financial Statements for further information on investment securities.
Deposits Total deposits were $512.3 billion at December 31, 2023, compared with $525.0 billion at December 31, 2022. The $12.7 billion (2.4 percent) decrease in total deposits reflected a decrease in noninterest-bearing deposits, partially offset by increases in time deposits and total savings deposits.
Noninterest-bearing deposits at December 31, 2023, decreased $47.8 billion (34.7 percent) from December 31, 2022. The decrease was driven by lower Wealth, Corporate, Commercial and Institutional Banking, and Consumer and Business Banking balances.
Time deposits at December 31, 2023, increased $19.3 billion (58.7 percent), compared with December 31, 2022, driven by higher Consumer and Business Banking balances. Changes in time deposits are primarily related to those deposits managed as an alternative to other funding sources, based largely on relative pricing and liquidity characteristics.
Interest-bearing savings deposits increased $15.8 billion (4.4 percent) at December 31, 2023, compared with December 31, 2022. The increase was related to higher money market deposit balances, partially offset by lower savings account and interest checking deposit balances. Money market deposit balances increased $51.4 billion (34.7 percent), primarily due to higher Consumer and Business Banking, and Wealth, Corporate, Commercial and Institutional Banking balances. Savings account balances decreased $28.6 billion (39.8 percent), driven by lower Consumer and Business Banking balances. Interest checking balances decreased $7.0 billion (5.2 percent) primarily due to lower Wealth, Corporate, Commercial and Institutional Banking balances.

34 U.S. Bancorp 2023 Annual Report

TABLE 14	Deposits
The composition of deposits was as follows:

	2023		2022
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total
Noninterest-bearing deposits	$89,989	17.6%	$137,743	26.2%
Interest-bearing deposits
Interest checking	127,453	24.9	134,491	25.6
Money market savings	199,378	38.9	148,014	28.2
Savings accounts	43,219	8.4	71,782	13.7
Total savings deposits	370,050	72.2	354,287	67.5
Domestic time deposits less than $250,000	35,700	7.0	16,329	3.1
Domestic time deposits greater than $250,000	15,336	3.0	11,999	2.3
Foreign time deposits	1,237.2		4,618.9
Total interest-bearing deposits	422,323	82.4	387,233	73.8
Total deposits(a)	$512,312	100.0%	$524,976	100.0%
(a)Includes $260.7 billion and $289.3 billion of deposits at December 31, 2023 and 2022, respectively, that are not subject to any federal, state or foreign deposit insurance program.
The maturity of domestic time deposits in excess of the insurance limit and those time deposits not subject to any federal, state or foreign deposit insurance program at December 31, 2023 was as follows:

(Dollars in Millions)	Domestic Time Deposits Greater Than $250,000	Foreign Time Deposits	Total
Three months or less	$5,538	$1,237	$6,775
Three months through six months	3,624	—	3,624
Six months through one year	4,247	—	4,247
Thereafter	1,927	—	1,927
Total	$15,336	$1,237	$16,573
Borrowings The Company utilizes both short-term and long-term borrowings as part of its asset/liability management and funding strategies. Short-term borrowings, which include federal funds purchased, commercial paper, repurchase agreements, borrowings secured by high-grade assets and other short-term borrowings, were $15.3 billion at December 31, 2023, compared with $31.2 billion at December 31, 2022. The $15.9 billion (51.1 percent) decrease in short-term borrowings at December 31, 2023, compared with December 31, 2022, was primarily due to decreases in short-term Federal Home Loan Bank (“FHLB”) advances.
Long-term debt was $51.5 billion at December 31, 2023, compared with $39.8 billion at December 31, 2022. The $11.7 billion (29.3 percent) increase was primarily due to $8.2 billion of medium-term note issuances, a $7.1 billion increase in FHLB advances, partially offset by $2.8 billion of bank note repayments and maturities and a $936 million repayment of the Company's debt obligation to MUFG.
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
Upon closing of the MUB acquisition, the Company’s risk management framework applied to the legal entities acquired from MUFG, including MUB, up until its merger into USBNA. Updates were made to align the acquired entities with the Company’s risk appetite and connect the elements of their respective risk governance and reporting into the Company’s existing risk management framework. Upon completing the merger of MUB into USBNA, which occurred on May 26, 2023, the MUB risk governance and reporting framework is no longer applicable.
The Company’s most prominent risk exposures are credit, interest rate, market, liquidity, operational, compliance, strategic, and reputation. Credit risk is the risk of loss associated with a change in the credit profile or the failure of a borrower or counterparty to meet its contractual obligations. Interest rate risk is the current or prospective risk to earnings and capital, or market valuations, arising from the impact of changes in interest rates. Market risk arises from fluctuations in interest rates, foreign exchange rates, and security prices that may result in changes in the values of financial instruments, such as trading and available-for-sale investment securities, mortgage loans held for sale (“MLHFS”), mortgage servicing rights ("MSRs") and derivatives that are accounted for on a fair value basis. Liquidity risk is the risk that financial condition or overall safety and soundness is adversely affected by the Company’s inability, or perceived inability, to meet its cash flow obligations in a timely and complete manner in either normal or stressed conditions. Operational risk is the risk to current or projected financial condition and resilience arising from inadequate or failed internal processes or systems, people (including human errors or misconduct), or adverse external events, including the risk of loss resulting from breaches in data security. Operational risk can also include the risk of loss due to failures by third parties with which the Company does business. Compliance risk is the risk that the Company may suffer legal or regulatory sanctions, financial losses, and reputational damage if it fails to adhere to compliance requirements and the Company’s compliance policies. Strategic risk is the risk to current or projected financial condition and resilience arising from adverse business decisions, poor implementation of business decisions, or lack of responsiveness to changes in the banking industry and operating environment. Reputation risk is the risk to current or anticipated earnings, capital, or franchise or enterprise value arising from negative public opinion. This risk may impair the Company’s competitiveness by affecting its ability to establish new relationships or services, or continue serving existing relationships. In addition to the risks identified above, other risk factors exist that may impact the Company. Refer to “Risk Factors” beginning on page 140 for a detailed discussion of these factors.
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
Management regularly provides reports to the Risk Management Committee of the Board of Directors. The Risk Management Committee discusses with management the Company’s risk management performance, and provides a summary of key risks to the entire Board of Directors, covering the status of existing matters, areas of potential future concern and specific information on certain types of loss events. The Risk Management Committee considers quarterly reports by management assessing the Company’s performance relative to the risk appetite statements and the associated risk limits, including:
•Macroeconomic environment and other qualitative considerations, such as regulatory and compliance changes, litigation developments, geopolitical events, and technology and cybersecurity;
•Credit measures, including adversely rated and nonperforming loans, leveraged transactions, credit concentrations and lending limits;
•Interest rate and market risk, including market value and net income simulation, and trading-related Value at Risk (“VaR”);
•Liquidity risk, including funding projections under various stressed scenarios;
•Operational and compliance risk, including losses stemming from events such as fraud, processing errors, control breaches, breaches in data security or adverse business decisions, as well as reporting on technology performance, and various legal and regulatory compliance measures;
•Capital ratios and projections, including regulatory measures and stressed scenarios; and
•Strategic and reputation risk considerations, impacts and responses.
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
In addition, credit quality ratings, as defined by the Company, are an important part of the Company’s overall credit risk management and evaluation of its allowance for

36 U.S. Bancorp 2023 Annual Report

credit losses. Loans with a pass rating represent those loans not classified on the Company’s rating scale for problem credits, as minimal credit risk has been identified. Loans with a special mention or classified rating, including consumer lending and small business loans that are 90 days or more past due and still accruing, nonaccrual loans and loans in a junior lien position that are current but are behind a first lien position on nonaccrual, encompass all loans held by the Company that it considers to have a potential or well-defined weakness that may put full collection of contractual cash flows at risk. The Company’s internal credit quality ratings for consumer loans are primarily based on delinquency and nonperforming status, except for a limited population of larger loans within those portfolios that are individually evaluated. For this limited population, the determination of the internal credit quality rating may also consider collateral value and customer cash flows. Refer to Notes 1 and 6 in the Notes to Consolidated Financial Statements for further discussion of the Company’s loan portfolios including internal credit quality ratings.
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
The consumer lending segment represents loans and leases made to consumer customers, including residential mortgages, credit card loans, and other retail loans such as revolving consumer lines, auto loans and leases and home equity loans and lines. Home equity or second mortgage loans are junior lien closed-end accounts fully disbursed at origination. These loans typically are fixed rate loans, secured by residential real estate, with a 10- or 15-year fixed payment amortization schedule. Home equity lines are revolving accounts giving the borrower the ability to draw and repay balances repeatedly, up to a maximum commitment, and are secured by residential real estate. These include accounts in either a first or junior lien position. Typical terms on home equity lines in the portfolio are variable rates benchmarked to the prime rate, with a 10-
year draw period during which a minimum payment is equivalent to the monthly interest, followed by a 20-year amortization period. At December 31, 2023, substantially all of the Company’s home equity lines were in the draw period. Key risk characteristics relevant to consumer lending segment loans primarily relate to the borrowers’ capacity and willingness to repay and include unemployment rates, consumer bankruptcy filings and other macroeconomic factors, customer payment history and credit scores, and in some cases, updated loan-to-value (“LTV”) information reflecting current market conditions on real estate-based loans. These and other risk characteristics are reflected in forecasts of delinquency levels, bankruptcies and losses which are the primary factors in determining the allowance for credit losses for the consumer lending segment.
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
During 2023, economic uncertainty and recession risk stabilized as inflation began to subside. Borrowers continued to experience the lagged impact of elevated interest rates on earnings potential. In addition to these broad economic factors, expected loss estimates consider various factors including customer specific information impacting changes in risk ratings, projected delinquencies and the impact of economic deterioration on selected borrowers’ liquidity and ability to repay.
Credit Diversification The Company manages its credit risk, in part, through diversification of its loan portfolio which is achieved through limit setting by product type criteria, such as industry, and identification of credit concentrations. As part of its normal business activities, the Company offers a broad array of traditional commercial lending products and specialized products such as asset-based lending, commercial lease financing, agricultural credit, warehouse mortgage lending, small business lending, commercial real estate lending, health care lending and correspondent banking financing. The Company also offers an array of consumer lending products, including residential mortgages, credit card loans, auto loans, retail leases, home equity loans and lines, revolving credit arrangements and other consumer loans. These consumer lending products are primarily offered through the branch office network, home mortgage and loan production offices, mobile and online banking, and indirect distribution channels, such as auto and recreational vehicle dealers. The Company monitors and manages the portfolio diversification by industry, customer and geography. The Company has significant loan exposure within California given its strategic position in those markets and size of the economy. Table 6 provides information with respect to the overall product diversification and changes in the mix during 2023.
The commercial loan class is diversified among various industries with higher concentrations in financial institutions and real estate. Table 8 provides a summary of significant industry groups and geographical locations of commercial loans outstanding at December 31, 2023 and 2022.
The commercial real estate loan class reflects the Company’s focus on serving business owners within its local network, as well as regional and national investment-based real estate owners and developers. Within the commercial real estate loan class, different property types have varying degrees of credit risk. Table 9 provides a summary of the significant property types and geographical locations of commercial real estate loans outstanding at December 31, 2023 and 2022. Commercial real estate loans are diversified among various property types with higher concentrations in multi-family, business owner-occupied and office properties. The commercial real estate office sector, which represented 13.0 percent of commercial real estate loans and 1.9 percent of total loans at December 31, 2023, is driving stress in this sector. The Company believes it has prudently monitored this portfolio and established an allowance to loan coverage ratio of approximately 10 percent as of December 31, 2023. Office nonperforming loans represented 7.6 percent of total office loans at December 31, 2023. The Company's commercial real estate multi-family portfolio is underwritten on the basis of current in place cash flows without consideration to any potential net benefits of the ability to convert rent-stabilized units to market rate. The Company's exposure to rent-stabilized properties in the New York City market is de minimis.
The Company’s consumer lending segment utilizes several distinct business processes and channels to originate consumer credit, including traditional branch lending, mobile and online banking, indirect lending, alliance partnerships and correspondent banks. Each distinct underwriting and origination activity manages unique credit risk characteristics and prices its loan production commensurate with the differing risk profiles.

Residential mortgage originations are generally limited to prime borrowers and are performed through the Company’s branches, loan production offices, mobile and online services, and a wholesale network of originators. The Company may retain residential mortgage loans it originates on its balance sheet or sell the loans into the secondary market while retaining the servicing rights and customer relationships. Utilizing the secondary markets enables the Company to effectively reduce its credit and other asset/liability risks. For residential mortgages that are retained in the Company’s portfolio and for home equity and second mortgages, credit risk is managed by adherence to LTV and borrower credit criteria during the underwriting process.
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
The following tables provide summary information of residential mortgages and home equity and second mortgages by LTV at December 31, 2023:

Residential Mortgages (Dollars in Millions)	Interest Only	Amortizing	Total	Percent of Total
Loan-to-Value
Less than or equal to 80%	$13,945	$86,758	$100,703	87.2%
Over 80% through 90%	255	6,326	6,581	5.7
Over 90% through 100%	30	1,062	1,092.9
Over 100%	6	370	376.3
No LTV available	1	10	11	—
Loans purchased from GNMA mortgage pools(a)	—	6,767	6,767	5.9

Total	$14,237	$101,293	$115,530	100.0%
(a)Represents loans purchased and loans that could be purchased from Government National Mortgage Association (“GNMA”) mortgage pools under delinquent loan repurchase options whose payments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

38 U.S. Bancorp 2023 Annual Report

Home Equity and Second Mortgages (Dollars in Millions)	Lines	Loans	Total	Percent of Total
Loan-to-Value / Combined Loan-to-Value
Less than or equal to 80%	$10,406	$1,904	$12,310	94.3%
Over 80% through 90%	492	103	595	4.5
Over 90% through 100%	70	16	86.7
Over 100%	32	4	36.3
No LTV/CLTV available	29	—	29.2
Total	$11,029	$2,027	$13,056	100.0%
Home equity and second mortgages were $13.1 billion at December 31, 2023, compared with $12.9 billion at December 31, 2022, and included $2.6 billion of home equity lines in a first lien position and $10.5 billion of home equity and second mortgage loans and lines in a junior lien position. Loans and lines in a junior lien position at December 31, 2023, included approximately $3.1 billion of loans and lines for which the Company also serviced the related first lien loan, and approximately $7.4 billion where the Company did not service the related first lien loan. The Company was able to determine the status of the related first liens using information the Company has as the servicer of the first lien or information reported on customer credit bureau files. The Company also evaluates other indicators of credit risk for these junior lien loans and lines, including delinquency, estimated average CLTV ratios and updated weighted-average credit scores in making its assessment of credit risk, related loss estimates and determining the allowance for credit losses.
The following table provides a summary of delinquency statistics and other credit quality indicators for the Company’s junior lien positions at December 31, 2023:

	Junior Liens Behind
(Dollars in Millions)	Company Owned or Serviced First Lien	Third Party First Lien	Total
Total	$3,108	$7,351	$10,459
Percent 30 - 89 days past due	.38%	.58%	.52%
Percent 90 days or more past due	.05%	.08%	.07%
Weighted-average CLTV	70%	68%	69%
Weighted-average credit score	784	785	785
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
Tables 10, 11 and 12 provide a geographical summary of the residential mortgage, credit card and other retail loan portfolios, respectively.
The following table provides a summary of the Company’s credit card loan balances disaggregated based upon updated credit score at December 31, 2023:

Percent of Total(a)
Credit score > 660	86%
Credit score < 660	14
No credit score	—
(a)Credit score distribution excludes loans serviced by others.

TABLE 15	Delinquent Loan Ratios as a Percent of Ending Loan Balances

At December 31 90 days or more past due	2023	2022
Commercial
Commercial	.09%	.07%
Lease financing	—	—
Total commercial	.09	.07
Commercial Real Estate
Commercial mortgages	—	—
Construction and development	.03	.03
Total commercial real estate	.01	.01
Residential Mortgages(a)	.12	.08
Credit Card	1.31	.88
Other Retail
Retail leasing	.05	.04
Home equity and second mortgages	.26	.28
Other	.11	.08
Total other retail	.15	.12
Total loans	.19%	.13%

At December 31 90 days or more past due and nonperforming loans	2023	2022
Commercial	.37%	.19%
Commercial real estate	1.46	.62
Residential mortgages(a)	.25	.36
Credit card	1.31	.88
Other retail	.46	.37
Total loans	.57%	.38%
(a)Delinquent loan ratios exclude $2.0 billion and $2.2 billion at December 31, 2023 and 2022, respectively, of loans purchased and loans that could be purchased from GNMA mortgage pools under delinquent loan repurchase options whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs. Including these loans, the ratio of residential mortgages 90 days or more past due and nonperforming to total residential mortgages was 2.00 percent and 2.28 percent at December 31, 2023 and 2022, respectively.
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
Accruing loans 90 days or more past due totaled $698 million at December 31, 2023, compared with $491 million at December 31, 2022. Accruing loans 90 days or more past due are not included in nonperforming assets and continue to accrue interest because they are adequately secured by collateral, are in the process of collection and are reasonably expected to result in repayment or restoration to current status, or are managed in homogeneous portfolios with specified charge-off timeframes adhering to regulatory guidelines. The ratio of accruing loans 90 days or more past due to total loans was 0.19 percent at December 31, 2023, compared with 0.13 percent at December 31, 2022.

40 U.S. Bancorp 2023 Annual Report

The following table provides summary delinquency information for residential mortgages, credit card and other retail loans included in the consumer lending segment:

At December 31 (Dollars in Millions)	Amount		As a Percent of Ending Loan Balances
	2023	2022	2023	2022
Residential Mortgages(a)
30-89 days	$169	$201.15%		.17%
90 days or more	136	95.12		.08
Nonperforming	158	325.14		.28
Total	$463	$621.40%		.54%
Credit Card
30-89 days	$406	$283	1.42%	1.08%
90 days or more	375	231	1.31	.88
Nonperforming	—	1	—	—
Total	$781	$515	2.73%	1.96%
Other Retail
Retail Leasing
30-89 days	$25	$27.60%		.49%
90 days or more	2	2.05		.04
Nonperforming	8	8.19		.14
Total	$35	$37.85%		.67%
Home Equity and Second Mortgages
30-89 days	$77	$65.59%		.51%
90 days or more	34	36.26		.28
Nonperforming	113	110.87		.86
Total	$224	$211	1.72%	1.64%
Other(b)
30-89 days	$176	$217.65%		.59%
90 days or more	31	28.11		.08
Nonperforming	17	21.06		.06
Total	$224	$266.82%		.73%
(a)Excludes $595 million of loans 30-89 days past due and $2.0 billion of loans 90 days or more past due at December 31, 2023, purchased and that could be purchased from GNMA mortgage pools under delinquent loan repurchase options that continue to accrue interest, compared with $647 million and $2.2 billion at December 31, 2022.
(b)Includes revolving credit, installment and automobile loans.
Modified Loans In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. In most cases the modification is either a concessionary reduction in interest rate, extension of the maturity date or reduction in the principal balance that would otherwise not be considered.
Modified loans accrue interest if the borrower complies with the revised terms and conditions and has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles, which is generally six months or greater.
The Company continues to work with customers to modify loans for borrowers who are experiencing financial difficulties. Many of the Company’s loan modifications are determined on a case-by-case basis in connection with ongoing loan collection processes. The modifications vary within each of the Company’s loan classes. Commercial lending segment modifications generally include extensions of the maturity date and may be accompanied by an increase or decrease to the interest rate. The Company may also work with the borrower to make other changes to the loan to mitigate losses, such as obtaining additional collateral and/or guarantees to support the loan.
The Company has also implemented certain residential mortgage loan modification programs. The Company modifies residential mortgage loans under Federal Housing Administration, United States Department of Veterans Affairs, and its own internal programs. Under these programs, the Company offers qualifying homeowners the opportunity to permanently modify their loan and achieve more affordable monthly payments. These modifications may include adjustments to interest rates, conversion of adjustable rates to fixed rates, extensions of maturity dates or deferrals of payments, capitalization of accrued interest and/or outstanding advances, or in limited situations, partial forgiveness of loan principal. In most instances, participation in residential mortgage loan modification programs requires the customer to complete a short-term trial period. A permanent loan modification is contingent on the customer successfully completing the trial period arrangement, and the loan documents are not modified until that time.
Credit card and other retail loan modifications are generally part of distinct modification programs providing customers modification solutions over a specified time period, generally up to 60 months.
The Company also makes short-term modifications, in limited circumstances, to assist borrowers experiencing temporary hardships, including previously offering payment relief to borrowers that experienced financial hardship resulting directly from the effects of the COVID-19 pandemic. Short-term consumer lending modification programs include payment reductions, deferrals of up to three past due payments, and the ability to return to current status if the borrower makes required payments. The Company may also make short-term modifications to commercial lending loans, with the most common modification being an extension of the maturity date of three months or less. Such extensions generally are used when the maturity date is imminent and the borrower is experiencing some level of financial stress, but the Company believes the borrower will pay all contractual amounts owed.
Nonperforming Assets The level of nonperforming assets represents another indicator of the potential for future credit losses. Nonperforming assets include nonaccrual loans, modified loans not performing in accordance with modified terms and not accruing interest, modified loans that have not met the performance period required to return to accrual status, other real estate owned (“OREO”) and other nonperforming assets owned by the Company. Interest payments collected from assets on nonaccrual status are generally applied against the principal balance and not recorded as income. However, interest income may be recognized for interest payments if the remaining carrying amount of the loan is believed to be collectible.
At December 31, 2023, total nonperforming assets were $1.5 billion, compared with $1.0 billion at December 31, 2022. The $478 million (47.0 percent) increase in nonperforming assets, from December 31, 2022 to December 31, 2023, was primarily due to higher nonperforming commercial real estate and commercial loans, partially offset by a decrease in nonperforming residential mortgages. The ratio of total nonperforming assets to total loans and other real estate was 0.40 percent at December 31, 2023, compared with 0.26 percent at December 31, 2022.
OREO was $26 million at December 31, 2023, compared with $23 million at December 31, 2022, and was related to foreclosed properties that previously secured loan balances. These balances exclude foreclosed GNMA loans whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

42 U.S. Bancorp 2023 Annual Report

TABLE 16	Nonperforming Assets(a)

At December 31 (Dollars in Millions)	2023	2022
Commercial
Commercial	$349	$139
Lease financing	27	30
Total commercial	376	169
Commercial Real Estate
Commercial mortgages	675	251
Construction and development	102	87
Total commercial real estate	777	338
Residential Mortgages(b)	158	325
Credit Card	—	1
Other Retail
Retail leasing	8	8
Home equity and second mortgages	113	110
Other	17	21
Total other retail	138	139
Total nonperforming loans(1)	1,449	972
Other Real Estate(c)	26	23
Other Assets	19	21
Total nonperforming assets	$1,494	$1,016
Accruing loans 90 days or more past due(b)	$698	$491
Period-end loans(2)	$373,835	$388,213
Nonperforming assets to total loans(1)/(2)	.39%	.25%
Nonperforming assets to total loans plus other real estate(c)	.40%	.26%
Changes in Nonperforming Assets

(Dollars in Millions)	Commercial and Commercial Real Estate	Residential Mortgages, Credit Card and Other Retail	Total
Balance December 31, 2022	$509	$507	$1,016
Additions to nonperforming assets
New nonaccrual loans and foreclosed properties	1,403	174	1,577
Advances on loans	49	1	50
Acquired nonperforming assets	—	—	—
Total additions	1,452	175	1,627
Reductions in nonperforming assets
Paydowns, payoffs	(415)	(109)	(524)
Net sales	(51)	(23)	(74)
Return to performing status	(32)	(199)	(231)
Charge-offs(d)	(308)	(12)	(320)
Total reductions	(806)	(343)	(1,149)
Net additions to (reductions in) nonperforming assets	646	(168)	478
Balance December 31, 2023	$1,155	$339	$1,494
(a)Throughout this document, nonperforming assets and related ratios do not include accruing loans 90 days or more past due.
(b)Excludes $2.0 billion and $2.2 billion at December 31, 2023 and 2022, respectively, of loans purchased and loans that could be purchased from GNMA mortgage pools under delinquent loan repurchase options that are 90 days or more past due that continue to accrue interest, as their repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.
(c)Foreclosed GNMA loans of $47 million and $53 million at December 31, 2023 and 2022, respectively, continue to accrue interest and are recorded as other assets and excluded from nonperforming assets because they are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.
(d)Charge-offs exclude actions for certain card products and loan sales that were not classified as nonperforming at the time the charge-off occurred.

TABLE 17	Net Charge-offs as a Percent of Average Loans Outstanding

	2023			2022			2021
Year Ended December 31 (Dollars in Millions)	Average Loan Balance	Net Charge-offs	Percent	Average Loan Balance	Net Charge-offs	Percent	Average Loan Balance	Net Charge-offs	Percent
Commercial
Commercial	$130,544	$293.22%		$118,967	$211.18%		$97,649	$97.10%
Lease financing	4,339	21.48		4,830	16.33		5,206	6.12
Total commercial	134,883	314.23		123,797	227.18		102,855	103.10
Commercial real estate
Commercial mortgages	42,894	265.62		30,890	17.06		27,997	(14)	(.05)
Construction	11,752	(2)	(.02)	10,208	20.20		10,784	16.15
Total commercial real estate	54,646	263.48		41,098	37.09		38,781	2.01
Residential mortgages	115,922	109.09		84,749	(23)	(.03)	74,629	(32)	(.04)
Credit card	26,570	849	3.20	23,478	524	2.23	21,645	512	2.37
Other retail
Retail leasing	4,665	6.13		6,459	3.05		7,710	2.03
Home equity and second mortgages	12,829	(2)	(.02)	11,051	(7)	(.06)	11,228	(10)	(.09)
Other	31,760	366	1.15	42,941	302.70		40,117	105.26
Total other retail	49,254	370.75		60,451	298.49		59,055	97.16
Total loans	$381,275	$1,905.50%		$333,573	$1,063.32%		$296,965	$682.23%
Analysis of Loan Net Charge-offs Total loan net charge-offs were $1.9 billion in 2023, compared with $1.1 billion in 2022. The $842 million (79.2 percent) increase in total net charge-offs in 2023, compared with 2022, reflected higher charge-offs in most loan categories consistent with normalizing credit conditions and adverse conditions in commercial real estate, along with the impacts of balance sheet repositioning and capital management actions in 2023 and 2022. Net charge-offs in 2023 included charge-offs related to balance sheet repositioning and capital management actions taken in the second quarter of 2023, along with charge-offs in the first quarter of 2023 related to the uncollectible amount of acquired loans, which were considered purchased credit deteriorated as of the date of the MUB acquisition. Net charge-offs in 2022 included charge-offs in the fourth quarter of 2022 related to uncollectible amounts on acquired loans and balance sheet optimization activities. The ratio of total loan net charge-offs to average loans outstanding was 0.50 percent in 2023, compared with 0.32 percent in 2022. Excluding the impact of charge-offs related to the MUB acquisition and balance sheet repositioning and capital management actions, the ratio of total loan net charge-offs to average loans outstanding was 0.39 percent in 2023, compared with 0.21 percent in 2022. See "Non-GAAP Financial Measures" for additional information.
Commercial and commercial real estate loan net charge-offs for 2023 were $577 million (0.30 percent of average loans outstanding), compared with $264 million (0.16 percent of average loans outstanding) in 2022. The increase in net charge-offs in 2023, compared with 2022, was driven primarily by normalizing credit conditions and adverse conditions in commercial real estate.
Residential mortgage loan net charge-offs for 2023 were $109 million (0.09 percent of average loans outstanding), compared with a net recovery of $23 million (0.03 percent of average loans outstanding) in 2022. Credit card loan net charge-offs in 2023 were $849 million (3.20 percent of average loans outstanding), compared with $524 million (2.23 percent of average loans outstanding) in 2022. Other retail loan net charge-offs for 2023 were $370 million (0.75 percent of average loans outstanding), compared with $298 million (0.49 percent of average loans outstanding) in 2022. The increase in total residential mortgage, credit card and other retail loan net charge-offs in 2023, compared with 2022, was driven by normalizing credit conditions along with charge-offs related to balance sheet repositioning and capital management actions taken in 2023.
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

44 U.S. Bancorp 2023 Annual Report

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
The allowance recorded for credit losses utilizes forward-looking expected loss models to consider a variety of factors affecting lifetime credit losses. These factors include, but are not limited to, macroeconomic variables such as unemployment rates, real estate prices, gross domestic product levels, inflation, interest rates, and corporate bond spreads, as well as loan and borrower characteristics, such as internal risk ratings on commercial loans and consumer credit scores, delinquency status, collateral type and available valuation information, consideration of end-of-term losses on lease residuals, and the remaining term of the loan, adjusted for expected prepayments. For each loan portfolio, including those loans modified under various loan modification programs, model estimates are adjusted as necessary to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices, economic conditions or other factors that may affect the accuracy of the model. Expected credit loss estimates also include consideration of expected cash recoveries on loans previously charged-off or expected recoveries on collateral-dependent loans where recovery is expected through sale of the collateral at fair value less selling costs. Where loans do not exhibit similar risk characteristics, an individual analysis is performed to consider expected credit losses.
The allowance recorded for individually evaluated loans greater than $5 million in the commercial lending segment is based on an analysis utilizing expected cash flows discounted using the original effective interest rate, the observable market price of the loan, or the fair value of the collateral, less selling costs, for collateral-dependent loans as appropriate.
When evaluating the appropriateness of the allowance for credit losses for any loans and lines in a junior lien position, the Company considers the delinquency and modification status of the first lien. At December 31, 2023, the Company serviced the first lien on 30 percent of the home equity loans and lines in a junior lien position. The Company also considers the status of first lien mortgage accounts reported on customer credit bureau files when the first lien is not serviced by the Company. Regardless of whether the Company services the first lien, an assessment is made of economic conditions, problem loans, recent loss experience and other factors in determining the allowance for credit losses. Based on the available information, the Company estimated $204 million or 1.6 percent of its total home equity portfolio at December 31, 2023, represented non-delinquent junior liens where the first lien was delinquent or modified.
When a loan portfolio is purchased, the acquired loans are divided into those considered purchased with more than insignificant credit deterioration (“PCD”) and those not considered PCD. An allowance is established for each population and considers product mix, risk characteristics of the portfolio and delinquency status and refreshed LTV ratios when possible. PCD loans also consider whether the loan has experienced a charge-off, bankruptcy or significant deterioration since origination. The allowance established for purchased loans not considered PCD is recognized through provision expense upon acquisition, whereas the allowance established for loans considered PCD at acquisition is offset by an increase in the basis of the acquired loans. Any subsequent increases and decreases in the allowance related to purchased loans, regardless of PCD status, are recognized through provision expense, with charge-offs charged to the allowance. The Company had a total net book balance of $3.1 billion of PCD loans, primarily related to the MUB acquisition, included in its loan portfolio at December 31, 2023.
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
At December 31, 2023, the allowance for credit losses was $7.8 billion, compared with an allowance of $7.4 billion at December 31, 2022. The allowance for credit losses at December 31, 2023 included a $62 million decrease due to a change in accounting principle adopted on January 1, 2023 related to discontinuing the separate recognition and measurement of troubled debt restructurings ("TDRs"). The increase in the allowance for credit losses of $435 million (5.9 percent) at December 31, 2023, compared with December 31, 2022, was primarily driven by normalizing credit losses, credit card balance growth and commercial real estate credit quality.
The ratio of the allowance for credit losses to period-end loans was 2.10 percent at December 31, 2023, compared with 1.91 percent at December 31, 2022. The ratio of the allowance for credit losses to nonperforming loans was 541 percent at December 31, 2023, compared with 762 percent at December 31, 2022. The ratio of the allowance for credit losses to annual loan net charge-offs at December 31, 2023, was 411 percent, compared with 697 percent at December 31, 2022. Management determined the allowance for credit losses was appropriate on December 31, 2023 and 2022.
Economic conditions considered in estimating the allowance for credit losses at December 31, 2023 included changes in projected gross domestic product and unemployment levels. These factors are evaluated through a combination of quantitative calculations using multiple economic scenarios and additional qualitative assessments that consider the degree of economic uncertainty in the current environment. The projected unemployment rates for 2024 considered in the estimate range from 3.0 percent to 8.2 percent.
The following table summarizes the baseline forecast for key economic variables the Company used in its estimate of the allowance for credit losses at December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
United States unemployment rate for the three months ending(a)
December 31, 2023	3.8%	4.2%
June 30, 2024	3.9	4.1
December 31, 2024	4.0	3.9
United States real gross domestic product for the three months ending(b)
December 31, 2023	2.5%	1.0%
June 30, 2024	2.0	1.9
December 31, 2024	1.3	2.5
(a)Reflects quarterly average of forecasted reported United States unemployment rate.
(b)Reflects year-over-year growth rates.
The allowance for credit losses related to commercial lending segment loans increased $251 million during the year ended December 31, 2023, reflecting the impact of normalizing credit conditions and select commercial real estate loan deterioration, partially offset by declining commercial exposures.
The allowance for credit losses related to consumer lending segment loans increased $184 million during the year ended December 31, 2023, due to the impacts of normalizing credit performance, partially offset by reduced portfolio exposures and a decrease related to a change in accounting principle.

46 U.S. Bancorp 2023 Annual Report

TABLE 18	Summary of Allowance for Credit Losses

(Dollars in Millions)	2023	2022	2021
Balance at beginning of year	$7,404	$6,155	$8,010
Change in accounting principle(a)	(62)	—	—
Allowance for acquired credit losses(b)	127	336	—
Charge-Offs
Commercial
Commercial	357	294	206
Lease financing	32	25	16
Total commercial	389	319	222
Commercial real estate
Commercial mortgages	278	28	9
Construction and development	3	26	20
Total commercial real estate	281	54	29
Residential mortgages	129	13	18
Credit card	1,014	696	686
Other retail
Retail leasing	18	18	26
Home equity and second mortgages	12	9	12
Other	448	391	215
Total other retail	478	418	253
Total charge-offs(c)	2,291	1,500	1,208
Recoveries
Commercial
Commercial	64	83	109
Lease financing	11	9	10
Total commercial	75	92	119
Commercial real estate
Commercial mortgages	13	11	23
Construction and development	5	6	4
Total commercial real estate	18	17	27
Residential mortgages	20	36	50
Credit card	165	172	174
Other retail
Retail leasing	12	15	24
Home equity and second mortgages	14	16	22
Other	82	89	110
Total other retail	108	120	156
Total recoveries	386	437	526
Net Charge-Offs
Commercial
Commercial	293	211	97
Lease financing	21	16	6
Total commercial	314	227	103
Commercial real estate
Commercial mortgages	265	17	(14)
Construction and development	(2)	20	16
Total commercial real estate	263	37	2
Residential mortgages	109	(23)	(32)
Credit card	849	524	512
Other retail
Retail leasing	6	3	2
Home equity and second mortgages	(2)	(7)	(10)
Other	366	302	105
Total other retail	370	298	97
Total net charge-offs	1,905	1,063	682
Provision for credit losses(d)	2,275	1,977	(1,173)
Other changes	—	(1)	—
Balance at end of year	$7,839	$7,404	$6,155
Components
Allowance for loan losses	$7,379	$6,936	$5,724
Liability for unfunded credit commitments	460	468	431
Total allowance for credit losses(1)	$7,839	$7,404	$6,155
Period-end loans(2)	$373,835	$388,213	$312,028
Nonperforming loans(3)	1,449	972	834
Allowance for Credit Losses as a Percentage of
Period-end loans(1)/(2)	2.10%	1.91%	1.97%
Nonperforming loans(1)/(3)	541	762	738
Nonperforming and accruing loans 90 days or more past due	365	506	471
Nonperforming assets	525	729	701
Net charge-offs	411	697	902
(a)Effective January 1, 2023, the Company adopted accounting guidance which removed the separate recognition and measurement of troubled debt restructurings.
(b)Allowance for purchased credit deteriorated and charged-off loans acquired from MUB.
(c)2023 includes $91 million of charge-offs related to uncollectible amounts on acquired loans, as well as $309 million of charge-offs related to balance sheet repositioning and capital management actions. 2022 includes $179 million of charge-offs related to uncollectible amounts on acquired loans, as well as $189 million of charge-offs related to balance sheet repositioning and capital management actions.
(d)2023 includes provision for credit losses of $243 million related to balance sheet repositioning and capital management actions. 2022 includes provision for credit losses of $662 million related to the acquisition of MUB and $129 million related to balance sheet repositioning and capital management actions.

TABLE 19	Allocation of the Allowance for Credit Losses

	Allowance Amount		Allowance as a Percent of Loans
At December 31 (Dollars in Millions)	2023	2022	2023	2022
Commercial
Commercial	$2,038	$2,087	1.60%	1.59%
Lease financing	81	76	1.91	1.67
Total commercial	2,119	2,163	1.61	1.59
Commercial Real Estate
Commercial mortgages	1,068	878	2.55	2.01
Construction and development	552	447	4.79	3.81
Total commercial real estate	1,620	1,325	3.03	2.39
Residential Mortgages	827	926.72		.80
Credit Card	2,403	2,020	8.41	7.68
Other Retail
Retail leasing	95	127	2.30	2.30
Home equity and second mortgages	321	298	2.46	2.32
Other	454	545	1.67	1.49
Total other retail	870	970	1.96	1.77
Total allowance	$7,839	$7,404	2.10%	1.91%
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
Included in the retail leasing portfolio was approximately $3.4 billion of retail leasing residuals at December 31, 2023, compared with $4.4 billion at December 31, 2022. The Company monitors concentrations of leases by manufacturer and vehicle type. As of December 31, 2023, vehicle lease residuals related to sport utility vehicles were 53.5 percent of the portfolio, while truck and crossover utility vehicle classes represented approximately 21.4 percent and 13.7 percent of the portfolio, respectively. At year-end 2023, the individual vehicle model with the largest residual value outstanding represented 27.0 percent of the aggregate residual value of all vehicles in the portfolio. At December 31, 2023, the weighted-average origination term of the portfolio was 41 months, compared with 42 months at December 31, 2022. At December 31, 2023, the commercial leasing portfolio had $491 million of residuals, compared with $500 million at December 31, 2022. At year-end 2023, lease residuals related to trucks and other transportation equipment represented 38.0 percent of the total residual portfolio, while business and office equipment represented 28.5 percent.
Operational Risk Management. The Company operates in many different businesses in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. Operational risk is inherent in all business activities, and the management of this risk is important to the achievement of the Company’s objectives. Business lines have direct and primary responsibility and accountability for identifying, controlling, and monitoring operational risks embedded in their business activities, including those additional or increased risks created by economic and financial disruptions.
The Company maintains a system of controls with the objective of providing proper transaction authorization and execution, proper system operations, proper oversight of third parties with whom it does business, safeguarding of assets from misuse or theft, and ensuring the reliability and security of financial and other data. The Company also maintains a cybersecurity risk program which provides centralized planning and management of related and interdependent work with a focus on risks from cybersecurity threats. The Company's cybersecurity risk program is integrated into the Company's overall business and operational strategies and requires that the Company allocate appropriate resources to maintain the program. Refer to “Item 1C. Cybersecurity” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, for further discussion on the Company's cybersecurity risk program.
Business continuation and disaster recovery planning is also critical to effectively managing operational risks. Each business unit of the Company is required to develop, maintain and test these plans at least annually to ensure that recovery activities, if needed, can support mission critical functions, including technology, networks and data

48 U.S. Bancorp 2023 Annual Report

centers supporting customer applications and business operations.
While the Company strives to design processes to minimize operational risks, there is no absolute assurance that business disruption or operational losses would not occur from an external event or internal control breakdown. On an ongoing basis, management makes process changes and investments to enhance its systems of internal controls and business continuity and disaster recovery plans.
Compliance Risk Management The Company may suffer legal or regulatory sanctions, material financial loss, or damage to its reputation if it fails to comply with laws, regulations, rules, standards of good practice, and codes of conduct, including those related to compliance with Bank Secrecy Act/anti-money laundering requirements, sanctions compliance requirements as administered by the Office of Foreign Assets Control, consumer protection and other requirements. The Company has controls and processes in place for the assessment, identification, monitoring, management and reporting of compliance risks and issues, including those created or increased by economic and financial disruptions. Refer to “Supervision and Regulation” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, for further discussion of the regulatory framework applicable to bank holding companies and their subsidiaries.
Interest Rate Risk Management In the banking industry, changes in interest rates are a significant risk that can impact earnings as well as the safety and soundness of an entity. The Company manages its exposure to changes in interest rates through asset and liability management activities within guidelines established by its Asset Liability Management Committee (“ALCO”) and approved by the Board of Directors. The ALCO has the responsibility for approving and overseeing compliance with the ALCO management policies, including interest rate risk exposure. One way the Company measures and analyzes its interest rate risk is through analysis of net interest income sensitivities across a range of scenarios.
Net interest income sensitivity analysis includes evaluating all of the Company’s assets and liabilities and off-balance sheet instruments, inclusive of new business activity under various interest rate scenarios that differ in the direction, amount and speed of change over time, as well as the overall shape of the yield curve. The balance sheet includes assumptions regarding loan and deposit volumes and pricing which are based on quantitative analysis, historical trends and management outlook and strategies. Deposit balances and mix are dynamic across interest rate scenarios and will change both with the absolute level of rates as well as the assumed interest rate shock. Base case and net interest income sensitivities are reviewed monthly by the ALCO and are used to guide asset/liability management strategies.
The Company also manages interest rate sensitivity by utilizing market value of equity modeling, which measures the degree to which the market values of the Company’s assets and liabilities and off-balance sheet instruments will change given a change in interest rates. Management measures the impact of changes in market values due to interest rates under a number of scenarios, including immediate and sustained parallel shifts, and flattening or steepening of the yield curve. The Company manages its interest rate risk position by holding assets with desired interest rate risk characteristics on its balance sheet, executing certain pricing strategies for loans and deposits and deploying investment portfolio, funding and derivative strategies .
Table 20 summarizes the projected impact to net interest income over the next 12 months of various potential interest rate changes. The sensitivity of the projected impact to net interest income over the next 12 months is dependent on balance sheet growth, product mix, deposit behavior, pricing and funding decisions. From December 31, 2022 to December 31, 2023, interest rate sensitivity decreased, primarily due to changes in deposit composition and rates paid on deposits as interest rate hikes materialized throughout 2023. As of December 31, 2023, the Company continues to be slightly asset sensitive to a parallel upward move in interest rates with most of that impact coming from the short end of the yield curve. While the Company utilizes models and assumptions based on historical information and expected behaviors, actual outcomes could vary significantly.
Use of Derivatives to Manage Interest Rate and Other Risks To manage the sensitivity of earnings and capital to interest rate, prepayment, credit, price and foreign currency fluctuations (asset and liability management positions), the Company enters into derivative transactions. The Company uses derivatives for asset and liability management purposes primarily in the following ways:
•To convert fixed-rate debt and available-for-sale investment securities from fixed-rate payments to floating-rate payments;
•To convert floating-rate loans and debt from floating-rate payments to fixed-rate payments;
•To mitigate changes in value of the Company’s unfunded mortgage loan commitments, funded MLHFS and MSRs;
•To mitigate remeasurement volatility of foreign currency denominated balances; and
•To mitigate the volatility of the Company’s net investment in foreign operations driven by fluctuations in foreign currency exchange rates.
In addition, the Company enters into interest rate, foreign exchange and commodity derivative contracts to support the business requirements of its customers (customer-related positions). The Company minimizes the market and liquidity risks of customer-related positions by either entering into similar offsetting positions with broker-dealers, or on a portfolio basis by entering into other derivative or non-derivative financial instruments that partially or fully offset the exposure from these customer-related positions. The Company may enter into derivative contracts that are either exchange-traded, centrally cleared through clearinghouses or over-the-counter. The Company does not utilize derivatives for speculative purposes.

TABLE 20	Sensitivity of Net Interest Income

	December 31, 2023				December 31, 2022
	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Gradual	Up 200 bps Gradual
Net interest income	(.19)%	.71%	(.15)%	.91%	(.58)%	.95%	(2.02)%	1.44%
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
Derivatives are subject to credit risk associated with counterparties to the contracts. Credit risk associated with derivatives is measured by the Company based on the probability of counterparty default. The Company manages the credit risk of its derivative positions by diversifying its positions among various counterparties, by entering into master netting arrangements, and, where possible, by requiring collateral arrangements. The Company may also transfer counterparty credit risk related to interest rate swaps to third parties through the use of risk participation agreements. In addition, certain interest rate swaps, interest rate forwards and credit contracts are required to be centrally cleared through clearinghouses to further mitigate counterparty credit risk. The Company also mitigates the credit risk of its derivative positions, as well as the credit risk on loans or lending portfolios, through the use of credit contracts.
For additional information on derivatives and hedging activities, refer to Notes 20 and 21 in the Notes to Consolidated Financial Statements.
Market Risk Management In addition to interest rate risk, the Company is exposed to other forms of market risk, principally related to trading activities which support customers’ strategies to manage their own foreign currency, interest rate risk, commodities risk and funding activities. For purposes of its internal capital adequacy assessment process, the Company considers risk arising from its trading activities, as well as the remeasurement volatility of foreign currency denominated balances included on its Consolidated Balance Sheet (collectively, “Covered
Positions”), employing methodologies consistent with the requirements of regulatory rules for market risk. The Company’s Market Risk Committee (“MRC”), within the framework of the ALCO, oversees market risk management. The MRC monitors and reviews the Company’s Covered Positions and establishes policies for market risk management, including exposure limits for each portfolio. The Company uses a VaR approach to measure general market risk. Theoretically, VaR represents the statistical risk of loss the Company has to adverse market movements over a one-day time horizon. The Company uses the Historical Simulation method to calculate VaR for its Covered Positions measured at the ninety-ninth percentile using a one-year look-back period for distributions derived from past market data. The market factors used in the calculations include those pertinent to market risks inherent in the underlying trading portfolios, principally those that affect the Company’s corporate bond trading business, foreign currency transaction business, client derivatives business, loan trading business and municipal securities business, as well as those inherent in the Company’s foreign denominated balances and the derivatives used to mitigate the related measurement volatility. On average, the Company expects the one-day VaR to be exceeded by actual losses two to three times per year related to these positions. The Company monitors the accuracy of internal VaR models and modeling processes by back-testing model performance, regularly updating the historical data used by the VaR models and regular model validations to assess the accuracy of the models’ input, processing, and reporting components. All models are required to be independently reviewed and approved prior to being placed in use. If the Company were to experience market losses in excess of the estimated VaR more often than expected, the VaR models and associated assumptions would be analyzed and adjusted. VaR amounts reflected MUB beginning December 1, 2022, the day the acquisition transaction closed.
The average, high, low and period-end one-day VaR amounts for the Company’s Covered Positions were as follows:

Year Ended December 31 (Dollars in Millions)	2023	2022
Average	$4	$2
High	7	7
Low	2	1
Period-end	3	5
The Company did not experience any actual losses for its combined Covered Positions that exceeded VaR during the years ended December 31, 2023 and 2022. The Company stress tests its market risk measurements to provide management with perspectives on market events that may not be captured by its VaR models, including worst

50 U.S. Bancorp 2023 Annual Report

case historical market movement combinations that have not necessarily occurred on the same date.
The Company calculates Stressed VaR using the same underlying methodology and model as VaR, except that a historical continuous one-year look-back period is utilized that reflects a period of significant financial stress appropriate to the Company’s Covered Positions. The period selected by the Company includes the significant market volatility of the last four months of 2008.
The average, high, low and period-end one-day Stressed VaR amounts for the Company’s Covered Positions were as follows:

Year Ended December 31 (Dollars in Millions)	2023	2022
Average	$10	$10
High	16	19
Low	6	6
Period-end	8	13
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
The average, high and low VaR amounts for the residential MLHFS and related hedges and the MSRs and related hedges were as follows:

Year Ended December 31 (Dollars in Millions)	2023	2022
Residential Mortgage Loans Held For Sale and Related Hedges
Average	$1	$2
High	2	5
Low	—	—
Mortgage Servicing Rights and Related Hedges
Average	$7	$8
High	12	20
Low	2	3

Liquidity Risk Management The Company’s liquidity risk management process is designed to identify, measure, and manage the Company’s funding and liquidity risk to meet its daily funding needs and to address expected and unexpected changes in its funding requirements. The Company engages in various activities to manage its liquidity risk. These activities include diversifying its funding sources, stress testing, and holding readily-marketable assets which can be used as a source of liquidity if needed. In addition, the Company’s profitable operations, sound credit quality and strong credit ratings and capital position have enabled it to develop a large and reliable base of core deposit funding within its market areas and in domestic and global capital markets.
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
The Company regularly projects its funding needs under various stress scenarios and maintains a contingency funding plan consistent with the Company’s access to diversified sources of contingent funding. The Company maintains a substantial level of total available liquidity in the form of on-balance sheet and off-balance sheet funding sources. These liquidity sources include cash at the Federal Reserve Bank and certain European central banks, unencumbered liquid assets, and capacity to borrow from the FHLB and at the Federal Reserve Bank’s Discount Window. Unencumbered liquid assets in the Company’s investment securities portfolio provide asset liquidity through the Company’s ability to sell the securities or pledge and borrow against them. Refer to Note 5 of the Notes to Consolidated Financial Statements and “Balance Sheet Analysis” for further information on investment securities maturities and trends. Asset liquidity is further enhanced by the Company’s practice of pledging loans to access secured borrowing facilities through the FHLB and Federal Reserve Bank.

The following table summarizes the Company's total available liquidity from on-balance sheet and off-balance sheet funding sources:

(Dollars in millions)	December 31, 2023	December 31, 2022
Cash held at the Federal Reserve Bank and other central banks	$52,403	$44,428
Available investment securities	34,220	131,962
Borrowing capacity from the Federal Reserve Bank and FHLB	215,763	114,775
Total available liquidity	$302,386	$291,165
The Company’s diversified deposit base provides a sizeable source of relatively stable and low-cost funding, while reducing the Company’s reliance on the wholesale markets. Total deposits were $512.3 billion at December 31, 2023, compared with $525.0 billion at December 31, 2022. Refer to Note 12 of the Notes to Consolidated Financial Statements and “Balance Sheet Analysis” for further information on the maturities, terms and trends of the Company’s deposits.
Additional funding is provided by long-term debt and short-term borrowings. Long-term debt was $51.5 billion at December 31, 2023, and is an important funding source because of its multi-year borrowing structure. Refer to Note 14 of the Notes to Consolidated Financial Statements for information on the terms and maturities of the Company’s long-term debt issuances and “Balance Sheet Analysis” for discussion on long-term debt trends. Short-term borrowings were $15.3 billion at December 31, 2023, and supplement the Company’s other funding sources. Refer to Note 13 of the Notes to Consolidated Financial Statements and “Balance Sheet Analysis” for further information on the terms and trends of the Company’s short-term borrowings.
The Company’s ability to raise negotiated funding at competitive prices is influenced by rating agencies’ views of the Company’s credit quality, liquidity, capital and earnings. Table 21 details the rating agencies’ most recent assessments as of December 31, 2023.

TABLE 21	Credit Ratings

	Moody's	S&P Global Ratings	Fitch Ratings	DBRS Morningstar
U.S. Bancorp
Long-term issuer rating	A3	A	A+	AA
Short-term issuer rating	N/A	A-1	F1	R-1 (middle)
Senior unsecured debt	A3	A	A	AA
Subordinated debt	A3	A-	A-	AA (low)
Junior subordinated debt	Baa1	N/A	N/A	N/A
Preferred stock	Baa2	BBB	BBB	A
Commercial paper	P-2	N/A	F1	N/A

U.S. Bank National Association
Long-term issuer rating	A2	A+	A+	AA (high)
Short-term issuer rating	P-1	A-1	F1	R-1 (high)
Long-term deposits	Aa3	N/A	AA-	AA (high)
Short-term deposits	P-1	N/A	F1+	N/A
Senior unsecured debt	A2	A+	A+	AA (high)
Subordinated debt	A2	A	N/A	AA
Commercial paper	P-1	A-1	N/A	R-1 (high)
Counterparty risk assessment	A1(cr)/P-1(cr)
Counterparty risk rating	A2/P-1
Baseline credit assessment	a2
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

52 U.S. Bancorp 2023 Annual Report

markets. The parent company is currently in excess of required liquidity minimums.
Under SEC rules, the parent company is classified as a “well-known seasoned issuer,” which allows it to file a registration statement that does not have a limit on issuance capacity. “Well-known seasoned issuers” generally include those companies with outstanding common securities with a market value of at least $700 million held by non-affiliated parties or those companies that have issued at least $1 billion in aggregate principal amount of non-convertible securities, other than common equity, in the last three years. However, the parent company’s ability to issue debt and other securities under a registration statement filed with the SEC under these rules is limited by the debt issuance authority granted by the Company’s Board of Directors and/or the ALCO policy.
At December 31, 2023, parent company long-term debt outstanding was $34.3 billion, compared with $27.0 billion at December 31, 2022. The increase was primarily due to $8.2 billion of medium-term note issuances, partially offset by a $936 million repayment of the Company's debt obligation to MUFG. As of December 31, 2023, there was $5.6 billion of parent company debt scheduled to mature in 2024. Future debt maturities may be met through medium-term note and capital security issuances and dividends from subsidiaries, as well as from parent company cash and cash equivalents.
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
The Company is subject to a regulatory Liquidity Coverage Ratio (“LCR”) requirement which requires large banking organizations to maintain an adequate level of unencumbered high quality liquid assets to meet estimated liquidity needs over a 30-day stressed period. At December 31, 2023, the Company was compliant with this requirement.
The Company is also subject to a regulatory Net Stable Funding Ratio (“NSFR”) requirement which requires large banking organizations to maintain a minimum level of stable funding based on the liquidity characteristics of their assets, commitments, and derivative exposures over a one-year time horizon. At December 31, 2023, the Company was compliant with this requirement.
European Exposures The Company provides merchant processing and corporate trust services in Europe either directly or through banking affiliations in Europe. Revenue generated from sources in Europe represented approximately 2 percent of the Company’s total net revenue for 2023. Operating cash for these businesses is deposited on a short-term basis typically with certain European central banks. For deposits placed at other European banks, exposure is mitigated by the Company placing deposits at multiple banks and managing the amounts on deposit at any bank based on institution-specific deposit limits. At December 31, 2023, the Company had an aggregate amount on deposit with European banks of approximately $7.3 billion, predominately with the Central Bank of Ireland and Bank of England.
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
Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses. Many of the Company’s commitments to extend credit expire without being drawn and, therefore, total commitment amounts do not necessarily represent future liquidity requirements or the Company’s exposure to credit loss. Commitments to extend credit also include consumer credit lines that are cancellable upon notification to the consumer. Total contractual amounts of commitments to extend credit at December 31, 2023 were $400.5 billion. The Company also issues and confirms various types of letters of credit, including standby and commercial. Total contractual amounts of letters of credit at December 31, 2023 were $11.6 billion. For more information on the Company’s commitments to extend credit and letters of credit, refer to Note 23 in the Notes to Consolidated Financial Statements.
The Company’s off-balance sheet arrangements with unconsolidated entities primarily consist of private investment funds or partnerships that make equity investments, provide debt financing or support community-based investments in tax-advantaged projects. In addition to providing investment returns, these arrangements in many cases assist the Company in complying with requirements of the Community Reinvestment Act. The investments in these entities generate a return primarily through the realization of federal and state income tax credits and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. The entities in which the Company invests are generally considered variable interest entities (“VIEs”). The Company’s recorded investment in these entities, net of contractual equity investment commitments of $3.6 billion, was $3.0 billion at December 31, 2023.
The Company also has non-controlling financial investments in private funds and partnerships considered VIEs. The Company’s recorded investment in these entities was approximately $219 million at December 31, 2023, and the Company had unfunded commitments to invest an additional $100 million. For more information on the Company’s interests in unconsolidated VIEs, refer to Note 8 in the Notes to Consolidated Financial Statements.
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
The Company announced on December 12, 2023 that its Board of Directors had approved a regular quarterly dividend of $0.49 per common share. This represented a 2.1 percent increase over the previous dividend rate per common share of $0.48 per quarter.
The Company announced on December 22, 2020 that its Board of Directors had approved an authorization to repurchase $3.0 billion of its common stock beginning
January 1, 2021. The Company suspended all common stock repurchases at the beginning of the third quarter of 2021, except for those done exclusively in connection with its stock-based compensation programs, due to its acquisition of MUB. The Company will evaluate its share repurchases in connection with the potential capital requirements given proposed regulatory capital rules and related landscape.
Capital distributions, including dividends and stock repurchases, are subject to the approval of the Company’s Board of Directors and compliance with regulatory requirements. For a more complete analysis of activities impacting shareholders’ equity and capital management programs, refer to Note 15 of the Notes to Consolidated Financial Statements.
Total U.S. Bancorp shareholders’ equity was $55.3 billion at December 31, 2023, compared with $50.8 billion at December 31, 2022. The increase was primarily the result of corporate earnings, the issuance of shares of common stock and changes in unrealized gains and losses on available-for-sale investment securities included in other comprehensive income (loss), partially offset by dividends paid. In the third quarter of 2023, the Company issued 24 million shares of common stock of the Company to an affiliate of MUFG for a purchase price of $936 million. The proceeds of the issuance were used to repay a portion of the Company’s $3.5 billion debt obligation to MUFG. See “MUFG Union Bank Acquisition” on page 22 for further information.
The regulatory capital requirements effective for the Company follow Basel III, with the Company being subject to calculating its capital adequacy as a percentage of risk-weighted assets under the standardized approach. Under Basel III, banking regulators define minimum capital requirements for banks and financial services holding companies. These requirements are expressed in the form of a minimum common equity tier 1 capital ratio, tier 1 capital ratio, total risk-based capital ratio, tier 1 leverage ratio and a tier 1 total leverage exposure, or supplementary leverage, ratio. The Company’s minimum required level for these ratios at December 31, 2023, which include a stress capital buffer of 2.5 percent for the common equity tier 1 capital, tier 1 capital and total capital ratios, was 7.0 percent, 8.5 percent, 10.5 percent, 4.0 percent, and 3.0 percent, respectively. The Company targets its regulatory capital levels, at both the bank and bank holding company level, to exceed the “well-capitalized” threshold for these ratios under the FDIC Improvement Act prompt corrective action provisions that are applicable to all banks. At December 31, 2023, the minimum “well-capitalized” thresholds under the prompt corrective action framework for the common equity tier 1 capital ratio, tier 1 capital ratio, total risk-based capital ratio, tier 1 leverage ratio, and tier 1 total leverage exposure ratio was 6.5 percent, 8.0 percent, 10.0 percent, 5.0 percent, and 3.0 percent, respectively. Beginning in 2022, the Company began to phase into its regulatory capital requirements the cumulative deferred impact of its 2020 adoption of the accounting guidance related to the impairment of financial instruments based on the current expected credit losses (“CECL”) methodology plus 25 percent of its quarterly credit reserve increases during 2020

54 U.S. Bancorp 2023 Annual Report

and 2021. This cumulative deferred impact will continue to be phased into the Company’s regulatory capital over the next year, culminating with a fully phased in regulatory capital calculation beginning in 2025. As of December 31, 2023, USBNA met all regulatory capital ratios to be considered “well-capitalized”. There are no conditions or events since December 31, 2023 that management believes have changed the risk-based category of USBNA.

TABLE 22	Regulatory Capital Ratios

At December 31 (Dollars in Millions)	2023	2022
Basel III standardized approach:
Common shareholders’ equity	$48,498	$43,958
Less intangible assets
Goodwill (net of deferred tax liability)	(11,480)	(11,395)
Other disallowed intangible assets (net of deferred tax liability)	(2,278)	(2,792)
Other(a)	10,207	11,789
Common equity tier 1 capital	44,947	41,560
Qualifying preferred stock	6,808	6,808
Noncontrolling interests eligible for tier 1 capital	450	450
Other(b)	(6)	(5)
Tier 1 capital	52,199	48,813
Eligible portion of allowance for credit losses	5,645	5,682
Subordinated debt and noncontrolling interests eligible for tier 2 capital	4,077	4,520
Tier 2 capital	9,722	10,202
Total risk-based capital	$61,921	$59,015
Risk-weighted assets	$453,390	$496,500
Common equity tier 1 capital as a percent of risk-weighted assets	9.9%	8.4%
Tier 1 capital as a percent of risk-weighted assets	11.5	9.8
Total risk-based capital as a percent of risk-weighted assets	13.7	11.9
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	8.1	7.9
Tier 1 capital as a percent of total on- and off-balance sheet leverage exposure (total leverage exposure ratio)	6.6	6.4
(a)Includes the impact of items included in other comprehensive income (loss), such as unrealized gains (losses) on available-for-sale securities, accumulated net gains on cash flow hedges, pension liability adjustments, etc., and the portion of deferred tax assets related to net operating loss and tax credit carryforwards not eligible for common equity tier 1 capital.
(b)Includes the remaining portion of deferred tax assets not eligible for total tier 1 capital.
Table 22 provides a summary of statutory regulatory capital ratios in effect for the Company at December 31, 2023 and 2022. All regulatory ratios exceeded regulatory “well-capitalized” requirements.
In July 2023, the U.S. federal bank regulatory authorities proposed a rule implementing the Basel Committee’s finalization of the post-crisis regulatory capital reforms. The proposal provides for a July 1, 2025 effective date, subject to a three-year transition period. The proposal includes the Fundamental Review of the Trading Book, which replaces the market risk rule, and introduces new standardized approaches for credit risk, operational risk and credit valuation adjustment (CVA) risk, which would replace the current models-based approaches. The Company is currently evaluating the impact of the proposed rule and expects that any final rule would result in the Company being required to maintain increased levels of regulatory capital.
The Company believes certain other capital ratios are useful in evaluating its capital adequacy. The Company’s tangible common equity, as a percent of tangible assets and as a percent of risk-weighted assets determined in accordance with transitional regulatory capital requirements related to the CECL methodology under the standardized approach, was 5.3 percent and 7.7 percent, respectively, at December 31, 2023, compared with 4.5 percent and 6.0 percent at December 31, 2022, respectively. In addition, the Company’s common equity tier 1 capital to risk-weighted assets ratio, reflecting the full implementation of the CECL methodology was 9.7 percent at December 31, 2023, compared with 8.1 percent at December 31, 2022. Refer to “Non-GAAP Financial Measures” beginning on page 59 for further information on these other capital ratios.
As an approved mortgage seller and servicer, USBNA, through its mortgage banking division, is required to maintain various levels of shareholder’s equity, as specified by various agencies, including the United States Department of Housing and Urban Development, Government National Mortgage Association, Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. At December 31, 2023, USBNA met these requirements.

Line of Business Financial Review
The Company’s major lines of business are Wealth, Corporate, Commercial and Institutional Banking, Consumer and Business Banking, Payment Services, and Treasury and Corporate Support.
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
Designations, assignments and allocations change from time to time as management systems are enhanced, methods of evaluating performance or product lines change or business segments are realigned to better respond to the Company’s diverse customer base. During 2023, certain organization and methodology changes were made, including the Company combining its Wealth Management and Investment Services and Corporate and Commercial Banking lines of businesses to create the Wealth, Corporate, Commercial and Institutional Banking line of business. 2022 results were restated and presented on a comparable basis.
Wealth, Corporate, Commercial and Institutional Banking Wealth, Corporate, Commercial and Institutional Banking provides core banking, specialized lending, transaction and payment processing, capital markets, asset management, and brokerage and investment related services to wealth, middle market, large corporate, government and institutional clients. Wealth, Corporate, Commercial and Institutional Banking contributed $3.6 billion of the Company’s net income in 2023, or an increase of $202 million (6.0 percent), compared with 2022.
Net revenue increased $1.5 billion (17.1 percent) in 2023, compared with 2022. Net interest income, on a taxable-equivalent basis, increased $916 million (17.6 percent) in 2023, compared with 2022, primarily due to the impact of higher rates on the margin benefit from deposits and the acquisition of MUB, partially offset by the impact of deposit mix and pricing. Noninterest income increased $582 million (16.3 percent) in 2023, compared with 2022, primarily due to higher trust and investment management fees driven by the acquisition of MUB and core business growth, and higher commercial products revenue mainly due to higher trading revenue and corporate bond fees.
Noninterest expense increased $1.0 billion (25.3 percent) in 2023, compared with 2022, primarily due to higher FDIC insurance expense driven by an increase in the assessment base and rate along with the inclusion of MUB in the current year. Compensation and employee benefits expense and net shared services expense were also higher, driven by investment in support of business growth and the impact of the MUB acquisition, including intangible amortization driven by the core deposit intangible. The provision for credit losses increased $180 million in 2023, compared with 2022, primarily due to commercial real estate credit quality.
Consumer and Business Banking Consumer and Business Banking comprises consumer banking, small business banking and consumer lending. Products and services are delivered through banking offices, telephone servicing and sales, online services, direct mail, ATM processing, mobile devices, distributed mortgage loan officers, and intermediary relationships including auto dealerships, mortgage banks, and strategic business partners. Consumer and Business Banking contributed $2.2 billion of the Company’s net income in 2023, or an increase of $378 million (20.6 percent), compared with 2022.
Net revenue increased $1.7 billion (20.4 percent) in 2023, compared with 2022. Net interest income, on a taxable-equivalent basis, increased $1.6 billion (23.2 percent) in 2023, compared with 2022, reflecting the favorable impact of higher rates on the margin benefit of deposits and the acquisition of MUB, partially offset by the impact of deposit mix and pricing. Noninterest income increased $126 million (8.2 percent) in 2023, compared with 2022, primarily due to higher mortgage banking revenue driven by increases in MSR valuations, net of hedging activities, along with the impact of the MUB acquisition.
Noninterest expense increased $1.2 billion (20.5 percent) in 2023, compared with 2022, primarily due to increases in compensation and employee benefits expense and net shared services expense due to investments in digital capabilities, and the impact of the MUB acquisition, including intangible amortization driven by the core deposit intangible. The provision for credit losses increased $4 million (5.3 percent) in 2023, compared with 2022, due to normalizing credit conditions, partially offset by declining loan balances.
Payment Services Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate, government and purchasing card services and merchant processing. Payment Services contributed $1.2 billion of the Company’s net income in 2023, or a decrease of $150 million (11.2 percent), compared with 2022.
Net revenue increased $460 million (7.3 percent) in 2023, compared with 2022. Net interest income, on a taxable-equivalent basis, increased $198 million (7.9 percent) in 2023, compared with 2022, primarily due to higher loan yields driven by higher interest rates and lower payment rates, along with higher loan balances, partially offset by higher funding costs. Noninterest income increased $262 million (6.9 percent) in 2023, compared with 2022, driven by higher card revenue and merchant processing services revenue due to higher spend volume, along with higher corporate payment products revenue due to product mix.
Noninterest expense increased $247 million (7.0 percent) in 2023, compared with 2022, reflecting higher net shared services expense driven by investment in infrastructure and technology development, in addition to higher compensation and employee benefits expense as a result of merit increases and core business growth. The provision for credit losses increased $414 million (42.2 percent) in 2023, compared with 2022, primarily due to normalizing credit conditions exhibited through increasing delinquency and credit loss rates.
Treasury and Corporate Support Treasury and Corporate Support includes the Company’s investment portfolios,

56 U.S. Bancorp 2023 Annual Report

funding, capital management, interest rate risk management, income taxes not allocated to the business lines, including most investments in tax-advantaged projects, and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis. Treasury and Corporate Support recorded a net loss of $1.5 billion in 2023, compared with a net loss of $716 million in 2022.
Net revenue increased $191 million (20.5 percent) in 2023, compared with 2022. Noninterest income increased $191 million (33.8 percent) in 2023, compared with 2022, primarily due to the impacts of balance sheet repositioning and capital management actions taken in the fourth quarter of 2022, partially offset by losses on the sale of investment securities in the fourth quarter of 2023 related to balance sheet repositioning. Net interest income, on a taxable-equivalent basis, was unchanged in 2023, compared with 2022, driven by higher funding costs, offset by higher yields on the investment portfolio and cash balances.
Noninterest expense increased $1.5 billion in 2023, compared with 2022, primarily due to merger and integration charges and operating expenses related to the acquisition of MUB, the FDIC special assessment charge, higher compensation and employee benefits expense reflecting merit increases and hiring to support business growth, and higher marketing and business development expense as the Company continues to invest in its national brand and global reach. These increases were partially offset by lower net shared services expense. The provision for credit losses was $300 million (39.1 percent) lower in 2023, compared with 2022, primarily due to the initial provision for credit losses recorded in the fourth quarter of 2022 related to the MUB acquisition.
Income taxes are assessed to each line of business at a managerial tax rate of 25.0 percent with the residual tax expense or benefit to arrive at the consolidated effective tax rate included in Treasury and Corporate Support.

TABLE 23	Line of Business Financial Performance

	Wealth, Corporate, Commercial and Institutional Banking			Consumer and Business Banking			Payment Services
Year Ended December 31 (Dollars in Millions)	2023	2022	Percent Change	2023	2022	Percent Change	2023	2022	Percent Change
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$6,129	$5,213	17.6%	$8,331	$6,764	23.2%	$2,702	$2,504	7.9%
Noninterest income	4,143	3,561	16.3	1,662	1,536	8.2	4,056	3,794	6.9
Total net revenue	10,272	8,774	17.1	9,993	8,300	20.4	6,758	6,298	7.3
Noninterest expense	5,183	4,135	25.3	6,964	5,779	20.5	3,772	3,525	7.0
Income (loss) before provision and income taxes	5,089	4,639	9.7	3,029	2,521	20.2	2,986	2,773	7.7
Provision for credit losses	334	154	*	79	75	5.3	1,394	980	42.2
Income (loss) before income taxes	4,755	4,485	6.0	2,950	2,446	20.6	1,592	1,793	(11.2)
Income taxes and taxable-equivalent adjustment	1,190	1,122	6.1	738	612	20.6	398	449	(11.4)
Net income (loss)	3,565	3,363	6.0	2,212	1,834	20.6	1,194	1,344	(11.2)
Net (income) loss attributable to noncontrolling interests	—	—	—	—	—	—	—	—	—
Net income (loss) attributable to U.S. Bancorp	$3,565	$3,363	6.0	$2,212	$1,834	20.6	$1,194	$1,344	(11.2)
Average Balance Sheet
Loans	$175,780	$150,512	16.8	$161,862	$144,441	12.1	$38,471	$34,627	11.1
Goodwill	4,682	3,634	28.8	4,466	3,250	37.4	3,327	3,305.7
Other intangible assets	1,007	365	*	5,265	3,784	39.1	350	423	(17.3)
Assets	202,642	169,554	19.5	179,103	160,174	11.8	44,292	41,072	7.8
Noninterest-bearing deposits	70,977	82,671	(14.1)	31,082	31,719	(2.0)	2,981	3,410	(12.6)
Interest-bearing deposits	199,780	175,345	13.9	189,148	163,190	15.9	103	162	(36.4)
Total deposits	270,757	258,016	4.9	220,230	194,909	13.0	3,084	3,572	(13.7)
Total U.S. Bancorp shareholders’ equity	22,362	18,159	23.1	16,016	12,678	26.3	9,310	8,233	13.1

	Treasury and Corporate Support			Consolidated Company
Year Ended December 31 (Dollars in Millions)	2023	2022	Percent Change	2023	2022	Percent Change
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$365	$365	—%	$17,527	$14,846	18.1%
Noninterest income	756	565	33.8	10,617	9,456	12.3
Total net revenue	1,121	930	20.5	28,144	24,302	15.8
Noninterest expense	2,954	1,467	*	18,873	14,906	26.6
Income (loss) before provision and income taxes	(1,833)	(537)	*	9,271	9,396	(1.3)
Provision for credit losses	468	768	(39.1)	2,275	1,977	15.1
Income (loss) before income taxes	(2,301)	(1,305)	(76.3)	6,996	7,419	(5.7)
Income taxes and taxable-equivalent adjustment	(788)	(602)	(30.9)	1,538	1,581	(2.7)
Net income (loss)	(1,513)	(703)	*	5,458	5,838	(6.5)
Net (income) loss attributable to noncontrolling interests	(29)	(13)	*	(29)	(13)	*
Net income (loss) attributable to U.S. Bancorp	$(1,542)	$(716)	*	$5,429	$5,825	(6.8)
Average Balance Sheet
Loans	$5,162	$3,993	29.3	$381,275	$333,573	14.3
Goodwill	—	—	—	12,475	10,189	22.4
Other intangible assets	17	5	*	6,639	4,577	45.1
Assets	237,403	221,349	7.3	663,440	592,149	12.0
Noninterest-bearing deposits	2,728	2,594	5.2	107,768	120,394	(10.5)
Interest-bearing deposits	8,864	3,293	*	397,895	341,990	16.3
Total deposits	11,592	5,887	96.9	505,663	462,384	9.4
Total U.S. Bancorp shareholders’ equity	5,972	11,346	(47.4)	53,660	50,416	6.4
*Not meaningful

58 U.S. Bancorp 2023 Annual Report

Non-GAAP Financial Measures
In addition to capital ratios defined by banking regulators, the Company considers various other measures when evaluating capital utilization and adequacy, including:
•Tangible common equity to tangible assets,
•Tangible common equity to risk-weighted assets, and
•Common equity tier 1 capital to risk-weighted assets, reflecting the full implementation of the CECL methodology.
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
The Company discloses the return on tangible common equity ratio and tangible book value per share as it believes they are useful financial measures to assess the Company's use of equity.
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
The Company also discloses the net charge-off ratio and return on tangible common equity ratio excluding notable items related to the acquisition of MUB, and other balance sheet repositioning and capital management actions taken by the Company. Management believes these measures enhance comparability with prior periods.
The Company also discloses percent of net revenue for its business lines excluding Treasury and Corporate Support to highlight the contributions to net revenue from the Company's core revenue-producing businesses.
There may be limits in the usefulness of these measures to investors. As a result, the Company encourages readers to consider the consolidated financial statements and other financial information contained in this report in their entirety, and not to rely on any single financial measure.

The following tables show the Company’s calculation of these non-GAAP financial measures:

At December 31 (Dollars in Millions)	2023	2022	2021
Total equity	$55,771	$51,232	$55,387
Preferred stock	(6,808)	(6,808)	(6,371)
Noncontrolling interests	(465)	(466)	(469)
Goodwill (net of deferred tax liability)(a)	(11,480)	(11,395)	(9,323)
Intangible assets (net of deferred tax liability), other than mortgage servicing rights	(2,278)	(2,792)	(785)
Tangible common equity(1)	34,740	29,771	38,439
Common equity tier 1 capital, determined in accordance with transitional regulatory capital requirements related to the CECL methodology implementation	44,947	41,560	41,701
Adjustments(b)	(866)	(1,299)	(1,733)
Common equity tier 1 capital, reflecting the full implementation of the CECL methodology(2)	44,081	40,261	39,968
Total assets	663,491	674,805	573,284
Goodwill (net of deferred tax liability)(a)	(11,480)	(11,395)	(9,323)
Intangible assets (net of deferred tax liability), other than mortgage servicing rights	(2,278)	(2,792)	(785)
Tangible assets(3)	649,733	660,618	563,176
Risk-weighted assets, determined in accordance with prescribed regulatory capital requirements effective for the Company(4)	453,390	496,500	418,571
Adjustments(c)	(736)	(620)	(357)
Risk-weighted assets, reflecting the full implementation of the CECL methodology(5)	452,654	495,880	418,214
Ratios
Tangible common equity to tangible assets(1)/(3)	5.3%	4.5%	6.8%
Tangible common equity to risk-weighted assets(1)/(4)	7.7	6.0	9.2
Common equity tier 1 capital to risk-weighted assets, reflecting the full implementation of the CECL methodology(2)/(5)	9.7	8.1	9.6
(a)Includes goodwill related to certain investments in unconsolidated financial institutions per prescribed regulatory requirements.
(b)Includes the estimated increase in the allowance for credit losses related to the adoption of the CECL methodology net of deferred taxes.
(c)Includes the impact of the estimated increase in the allowance for credit losses related to the adoption of the CECL methodology.

Year Ended December 31 (Dollars in Millions)	2023	2022	2021
Net interest income	$17,396	$14,728	$12,494
Taxable-equivalent adjustment(a)	131	118	106
Net interest income, on a taxable-equivalent basis	17,527	14,846	12,600

Net interest income, on a taxable-equivalent basis (as calculated above)	17,527	14,846	12,600
Noninterest income	10,617	9,456	10,227
Less: Securities gains (losses), net	(145)	20	103
Total net revenue, excluding net securities gains (losses)(1)	28,289	24,282	22,724
Noninterest expense(2)	18,873	14,906	13,728
Efficiency ratio(2)/(1)	66.7%	61.4%	60.4%
(a)Based on federal income tax rate of 21 percent for those assets and liabilities whose income or expense is not included for federal income tax purposes.

Year Ended December 31, 2023 (Dollars in Millions)	Net Revenue	Net Revenue as a Percent of the Consolidated Company	Net Revenue as a Percent of the Consolidated Company Excluding Treasury and Corporate Support
Wealth, Corporate, Commercial and Institutional Banking	$10,272	36%	38%
Consumer and Business Banking	9,993	36	37
Payment Services	6,758	24	25
Treasury and Corporate Support	1,121	4
Consolidated Company	28,144	100%
Less: Treasury and Corporate Support	1,121
Consolidated Company excluding Treasury and Corporate Support	$27,023		100%

60 U.S. Bancorp 2023 Annual Report

Year Ended December 31 (Dollars in Millions)	2023
Net income applicable to U.S. Bancorp common shareholders	$5,051
Intangible amortization (net-of-tax)	502
Net income applicable to U.S. Bancorp common shareholders, excluding intangibles amortization(1)	5,553
Less: Notable items(a)	(1,597)
Net income applicable to U.S. Bancorp common shareholders, excluding intangibles amortization and notable items(2)	7,150

Average total equity	54,125
Average preferred stock	(6,808)
Average noncontrolling interests	(465)
Average goodwill (net of deferred tax liability)(b)	(11,485)
Average intangible assets (net of deferred tax liability), other than mortgage servicing rights	(2,480)
Average tangible equity(3)	32,887
Return on tangible common equity(1)/(3)	16.9%
Return on tangible common equity, excluding notable items(2)/(3)	21.7%
(a)Notable items of $2.2 billion ($1.6 billion net-of-tax, including a $70 million discrete tax benefit) for the year ended December 31, 2023 included $(140) million of noninterest income related to investment securities balance sheet repositioning and capital management actions, $1.0 billion of merger and integration-related charges, $734 million of FDIC special assessment charges, a $110 million charitable contribution and $243 million of provision for credit losses related to balance sheet repositioning and capital management actions.
(b)Includes goodwill related to certain investments in unconsolidated financial institutions per prescribed regulatory requirements.

Year Ended December 31 (Dollars in Millions)	2023	2022
Net charge-offs	$1,905	$1,063
Less: Notable items(a)	400	368
Net charge-offs, excluding notable items(1)	1,505	695
Average loan balances(2)	381,275	333,573
Net charge-off ratio, excluding notable items(1)/(2)	.39%	.21%
(a) Notable items for the year ended December 31, 2023 included $309 million of net charge-offs related to balance sheet repositioning and capital management actions and $91 million of net charge-offs related to the uncollectible amount of acquired MUB loans, which were considered purchased credit deteriorated as of the date of acquisition. Notable items for the year ended December 31, 2022 included $179 million of net charge-offs related to uncollectible MUB acquired loans as well as $189 million of net charge-offs related to balance sheet repositioning and capital management actions.

At December 31 (Dollars in Millions, Except Per Share Data)	2023	2022	Percent Change
Common equity	$48,498	$43,958
Goodwill (net of deferred tax liability)(a)	(11,480)	(11,395)
Intangible assets (net of deferred tax liability), other than mortgage servicing rights	(2,278)	(2,792)
Tangible common equity(1)	34,740	29,771
Common shares outstanding(2)	1,558	1,531
Tangible book value per common share(1)/(2)	$22.30	$19.45	14.7%
(a)Includes goodwill related to certain investments in unconsolidated financial institutions per prescribed regulatory requirements.
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
The methods utilized to estimate the allowance for credit losses, key assumptions and quantitative and qualitative information considered by management in determining the appropriate allowance for credit losses at December 31, 2023 are discussed in the “Credit Risk Management” section. Although methodologies utilized to determine each element of the allowance reflect management’s assessment of credit risk, imprecision exists in these measurement tools due in part to subjective judgments involved and an inherent lag in the data available to quantify current conditions and events that affect credit loss reserve estimates.
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
The Company considers a range of economic scenarios in its determination of the allowance for credit losses. These scenarios are constructed with interrelated projections of multiple economic variables, and loss estimates are produced that consider the historical correlation of those economic variables with credit losses, and also the expectation that conditions will eventually normalize over the longer run. Scenarios worse than the Company’s expected outcome at December 31, 2023 include risks of later than expected cuts in the federal funds rate, persisting inflationary pressures, continually elevated high interest rates, declines in residential and commercial real estate prices, high unemployment rates, supply shortages, geopolitical risks, bank tightening and lingering concerns of future bank failures, which could all precipitate a moderate to severe recession and result in increased credit losses.
Under the range of economic scenarios considered, the allowance for credit losses would have been lower by $1.1 billion or higher by $2.3 billion. This range reflects the sensitivity of the allowance for credit losses specifically related to the scenarios and weights considered as of December 31, 2023, and does not consider other potential adjustments that could increase or decrease loss estimates calculated using alternative economic scenarios.
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
Fair Value Estimates A portion of the Company’s assets and liabilities are carried at fair value on the Consolidated Balance Sheet, with changes in fair value recorded either through earnings or other comprehensive income (loss) in accordance with applicable accounting principles generally accepted in the United States. These include all of the Company’s available-for-sale investment securities, derivatives and other trading instruments, MSRs and MLHFS. The estimation of fair value also affects other loans held for sale, which are recorded at the lower-of-cost-or-fair value. The determination of fair value is important for certain other assets that are periodically evaluated for impairment using fair value estimates, including goodwill. Refer to Note 3 of the Notes to Consolidated Financial Statements for additional information on fair value estimates of assets and liabilities assumed in the MUB acquisition.
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

62 U.S. Bancorp 2023 Annual Report

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
The annual report of the Company’s management on internal control over financial reporting is provided on page 64. The audit report of Ernst & Young LLP, the Company’s independent accountants, regarding the Company’s internal control over financial reporting is provided on page 65.

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
Management assessed the effectiveness of the Company’s system of internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control—Integrated Framework (2013 framework). Based on its assessment and those criteria, management believes the Company maintained effective internal control over financial reporting as of December 31, 2023.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their accompanying report appearing on page 65.

64 U.S. Bancorp 2023 Annual Report

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of U.S. Bancorp
Opinion on Internal Control Over Financial Reporting
We have audited U.S. Bancorp’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, U.S. Bancorp (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 20, 2024 expressed an unqualified opinion thereon.
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
February 20, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of U.S. Bancorp
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of U.S. Bancorp (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 20, 2024 expressed an unqualified opinion thereon.
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

Allowance for Credit Losses
Description of the Matter
The Company’s loan and lease portfolio and the associated allowance for credit losses (ACL), were $373.8 billion and $7.8 billion as of December 31, 2023, respectively. The provision for credit losses was $2.3 billion for the year ended December 31, 2023. As discussed in Notes 1 and 6 to the financial statements, the ACL is established for current expected credit losses on the Company’s loan and lease portfolio, including unfunded credit commitments, by utilizing forward-looking expected loss models. When determining expected losses, the Company uses multiple probability weighted economic scenarios over a reasonable and supportable forecast period and then fully reverts to historical loss experience to estimate losses over the remaining asset lives. Model estimates are adjusted to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices or economic conditions that would affect the accuracy of the model. Additionally, management may adjust ACL for other qualitative factors such as model imprecision, imprecision in economic scenario assumptions, and emerging risks related to either changes in the environment that are affecting specific portfolio segments, or changes in portfolio concentrations.
Auditing management’s ACL estimate and related provision for credit losses was complex due to the highly judgmental nature of the probability weighted economic scenarios, expected loss models, as well as model and qualitative factor adjustments.

66 U.S. Bancorp 2023 Annual Report

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
Minneapolis, Minnesota
February 20, 2024

Consolidated Financial Statements and Notes Table of Contents

68 U.S. Bancorp 2023 Annual Report

U.S. Bancorp
Consolidated Balance Sheet

At December 31 (Dollars in Millions)	2023	2022

Assets
Cash and due from banks	$61,192	$53,542
Investment securities
Held-to-maturity (fair value $74,088 and $77,874, respectively)	84,045	88,740
Available-for-sale ($338 and $858 pledged as collateral, respectively)(a)	69,706	72,910
Loans held for sale (including $2,011 and $1,849 of mortgage loans carried at fair value, respectively)	2,201	2,200
Loans
Commercial	131,881	135,690
Commercial real estate	53,455	55,487
Residential mortgages	115,530	115,845
Credit card	28,560	26,295
Other retail	44,409	54,896
Total loans	373,835	388,213
Less allowance for loan losses	(7,379)	(6,936)
Net loans	366,456	381,277
Premises and equipment	3,623	3,858
Goodwill	12,489	12,373
Other intangible assets	6,084	7,155
Other assets (including $3,548 and $702 of trading securities at fair value pledged as collateral, respectively)(a)	57,695	52,750
Total assets	$663,491	$674,805

Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$89,989	$137,743
Interest-bearing (including $2,818 of time deposits carried at fair value at December 31, 2023)	422,323	387,233
Total deposits	512,312	524,976
Short-term borrowings	15,279	31,216
Long-term debt	51,480	39,829
Other liabilities	28,649	27,552
Total liabilities	607,720	623,573
Shareholders’ equity
Preferred stock	6,808	6,808
Common stock, par value $0.01 a share — authorized: 4,000,000,000 shares; issued: 2023 and 2022—2,125,725,742 shares	21	21
Capital surplus	8,673	8,712
Retained earnings	74,026	71,901
Less cost of common stock in treasury: 2023 — 567,732,687 shares; 2022 — 594,747,484 shares	(24,126)	(25,269)
Accumulated other comprehensive income (loss)	(10,096)	(11,407)
Total U.S. Bancorp shareholders’ equity	55,306	50,766
Noncontrolling interests	465	466
Total equity	55,771	51,232
Total liabilities and equity	$663,491	$674,805
(a)Includes only collateral pledged by the Company where counterparties have the right to sell or pledge the collateral.
See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Income

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2023	2022	2021

Interest Income
Loans	$22,324	$13,603	$10,747
Loans held for sale	147	201	232
Investment securities	4,485	3,378	2,365
Other interest income	3,051	763	143
Total interest income	30,007	17,945	13,487
Interest Expense
Deposits	8,775	1,872	320
Short-term borrowings	1,971	565	70
Long-term debt	1,865	780	603
Total interest expense	12,611	3,217	993
Net interest income	17,396	14,728	12,494
Provision for credit losses	2,275	1,977	(1,173)
Net interest income after provision for credit losses	15,121	12,751	13,667
Noninterest Income
Card revenue	1,630	1,512	1,507
Corporate payment products revenue	759	698	575
Merchant processing services	1,659	1,579	1,449
Trust and investment management fees	2,459	2,209	1,832
Service charges	1,306	1,298	1,338
Commercial products revenue	1,372	1,105	1,102
Mortgage banking revenue	540	527	1,361
Investment products fees	279	235	239
Securities gains (losses), net	(145)	20	103
Other	758	273	721
Total noninterest income	10,617	9,456	10,227
Noninterest Expense
Compensation and employee benefits	10,416	9,157	8,728
Net occupancy and equipment	1,266	1,096	1,048
Professional services	560	529	492
Marketing and business development	726	456	366
Technology and communications	2,049	1,726	1,728
Other intangibles	636	215	159
Merger and integration charges	1,009	329	—
Other	2,211	1,398	1,207
Total noninterest expense	18,873	14,906	13,728
Income before income taxes	6,865	7,301	10,166
Applicable income taxes	1,407	1,463	2,181
Net income	5,458	5,838	7,985
Net (income) loss attributable to noncontrolling interests	(29)	(13)	(22)
Net income attributable to U.S. Bancorp	$5,429	$5,825	$7,963
Net income applicable to U.S. Bancorp common shareholders	$5,051	$5,501	$7,605
Earnings per common share	$3.27	$3.69	$5.11
Diluted earnings per common share	$3.27	$3.69	$5.10
Average common shares outstanding	1,543	1,489	1,489
Average diluted common shares outstanding	1,543	1,490	1,490
See Notes to Consolidated Financial Statements.

70 U.S. Bancorp 2023 Annual Report

U.S. Bancorp
Consolidated Statement of Comprehensive Income

Year Ended December 31 (Dollars in Millions)	2023	2022	2021
Net income	$5,458	$5,838	$7,985
Other Comprehensive Income (Loss)
Changes in unrealized gains (losses) on investment securities available-for-sale	1,500	(13,656)	(3,698)
Changes in unrealized gains (losses) on derivative hedges	(252)	(75)	125
Foreign currency translation	21	(10)	35
Changes in unrealized gains (losses) on retirement plans	(262)	526	400
Reclassification to earnings of realized (gains) losses	748	544	104
Income taxes related to other comprehensive income (loss)	(444)	3,207	769
Total other comprehensive income (loss)	1,311	(9,464)	(2,265)
Comprehensive income (loss)	6,769	(3,626)	5,720
Comprehensive (income) loss attributable to noncontrolling interests	(29)	(13)	(22)
Comprehensive income (loss) attributable to U.S. Bancorp	$6,740	$(3,639)	$5,698
See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Shareholders’ Equity

	U.S. Bancorp Shareholders
(Dollars and Shares in Millions, Except Per Share Data)	Common Shares Outstanding	Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total U.S. Bancorp Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance December 31, 2020	1,507	$5,983	$21	$8,511	$64,188	$(25,930)	$322	$53,095	$630	$53,725
Net income (loss)					7,963			7,963	22	7,985
Other comprehensive income (loss)							(2,265)	(2,265)		(2,265)
Preferred stock dividends(a)					(303)			(303)		(303)
Common stock dividends ($1.76 per share)					(2,630)			(2,630)		(2,630)
Issuance of preferred stock		2,221						2,221		2,221
Call and redemption of preferred stock		(1,833)			(17)			(1,850)		(1,850)
Issuance of common and treasury stock	5			(169)		215		46		46
Purchase of treasury stock	(28)					(1,556)		(1,556)		(1,556)
Distributions to noncontrolling interests								—	(20)	(20)
Purchase of noncontrolling interests								—	(167)	(167)
Net other changes in noncontrolling interests								—	4	4
Stock option and restricted stock grants				197				197		197
Balance December 31, 2021	1,484	$6,371	$21	$8,539	$69,201	$(27,271)	$(1,943)	$54,918	$469	$55,387
Net income (loss)					5,825			5,825	13	5,838
Other comprehensive income (loss)							(9,464)	(9,464)		(9,464)
Preferred stock dividends(b)					(296)			(296)		(296)
Common stock dividends ($1.88 per share)					(2,829)			(2,829)		(2,829)
Issuance of preferred stock		437						437		437
Issuance of common and treasury stock	48			(32)		2,071		2,039		2,039
Purchase of treasury stock	(1)					(69)		(69)		(69)
Distributions to noncontrolling interests								—	(13)	(13)
Net other changes in noncontrolling interests								—	(3)	(3)
Stock option and restricted stock grants				205				205		205
Balance December 31, 2022	1,531	$6,808	$21	$8,712	$71,901	$(25,269)	$(11,407)	$50,766	$466	$51,232
Change in accounting principle(c)					46			46		46
Net income (loss)					5,429			5,429	29	5,458
Other comprehensive income (loss)							1,311	1,311		1,311
Preferred stock dividends(d)					(350)			(350)		(350)
Common stock dividends ($1.93 per share)					(3,000)			(3,000)		(3,000)
Issuance of common and treasury stock	28			(264)		1,205		941		941
Purchase of treasury stock	(1)					(62)		(62)		(62)
Distributions to noncontrolling interests								—	(29)	(29)
Net other changes in noncontrolling interests								—	(1)	(1)
Stock option and restricted stock grants				225				225		225
Balance December 31, 2023	1,558	$6,808	$21	$8,673	$74,026	$(24,126)	$(10,096)	$55,306	$465	$55,771
(a)Reflects dividends declared per share on the Company’s Series A, Series B, Series F, Series I, Series J, Series K, Series L, Series M, and Series N Non-Cumulative Perpetual Preferred Stock of $3,548.61, $887.153, $1,625.00, $232.953, $1,325.00, $1,375.00, $937.50, $952.778, $202.986, respectively.
(b)Reflects dividends declared per share on the Company’s Series A, Series B, Series J, Series K, Series L, Series M, Series N, and Series O Non-Cumulative Perpetual Preferred Stock of $3,965.458, $962.487, $1,325.00, $1,375.00, $937.50, $1,000.00, $925.00, and $1,050.00, respectively.
(c)Effective January 1, 2023, the Company adopted accounting guidance which removed the separate recognition and measurement of troubled debt restructurings. Upon adoption, the Company reduced its allowance for credit losses and increased retained earnings net of deferred taxes through a cumulative-effect adjustment
(d)Reflects dividends declared per share on the Company’s Series A, Series B, Series J, Series K, Series L, Series M, Series N and Series O Non-Cumulative Perpetual Preferred Stock of $6,439.904, $1,503.518, $1,325.00, $1,375.00, $937.50, $1,000.00, $925.00, and $1,125.00, respectively.
See Notes to Consolidated Financial Statements.

72 U.S. Bancorp 2023 Annual Report

U.S. Bancorp
Consolidated Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2023	2022	2021

Operating Activities
Net income attributable to U.S. Bancorp	$5,429	$5,825	$7,963
Adjustments to reconcile net income to net cash provided by operating activities
Provision for credit losses	2,275	1,977	(1,173)
Depreciation and amortization of premises and equipment	382	345	338
Amortization of intangibles	636	215	159
(Gain) loss on sale of loans held for sale	7	387	(1,135)
(Gain) loss on sale of securities and other assets	119	(188)	(398)
Loans originated for sale, net of repayments	(26,936)	(33,127)	(72,627)
Proceeds from sales of loans held for sale	26,686	38,895	74,315
Other, net	(151)	6,790	2,428
Net cash provided by operating activities	8,447	21,119	9,870
Investing Activities
Proceeds from sales of available-for-sale investment securities	11,209	36,391	16,075
Proceeds from maturities of held-to-maturity investment securities	6,164	5,759	1,093
Proceeds from maturities of available-for-sale investment securities	6,314	14,927	41,199
Purchases of held-to-maturity investment securities	(932)	(7,091)	(1,088)
Purchases of available-for-sale investment securities	(8,342)	(24,592)	(99,045)
Net decrease (increase) in loans outstanding	3,829	(27,318)	(17,459)
Proceeds from sales of loans	5,707	4,420	6,183
Purchases of loans	(1,106)	(2,113)	(4,466)
Net (increase) decrease in securities purchased under agreements to resell	(2,404)	252	18
Net cash (paid for) received from acquisitions	(330)	12,257	(661)
Other, net	(1,184)	(5,392)	664
Net cash provided by (used in) investing activities	18,925	7,500	(57,487)
Financing Activities
Net (decrease) increase in deposits	(12,291)	(17,215)	26,313
Net (decrease) increase in short-term borrowings	(16,508)	15,213	30
Proceeds from issuance of long-term debt	15,583	8,732	2,626
Principal payments or redemption of long-term debt	(4,084)	(6,926)	(11,432)
Proceeds from issuance of preferred stock	—	437	2,221
Proceeds from issuance of common stock	951	21	43
Repurchase of preferred stock	—	(1,100)	(1,250)
Repurchase of common stock	(62)	(69)	(1,555)
Cash dividends paid on preferred stock	(341)	(299)	(308)
Cash dividends paid on common stock	(2,970)	(2,776)	(2,579)
Purchase of noncontrolling interests	—	—	(167)
Net cash (used in) provided by financing activities	(19,722)	(3,982)	13,942
Change in cash and due from banks	7,650	24,637	(33,675)
Cash and due from banks at beginning of period	53,542	28,905	62,580
Cash and due from banks at end of period	$61,192	$53,542	$28,905

Supplemental Cash Flow Disclosures
Cash paid for income taxes	$645	$767	$535
Cash paid for interest	12,282	2,717	1,061
Noncash transfer of available-for-sale investment securities to held-to-maturity	—	40,695	41,823
Net noncash transfers to foreclosed property	26	23	14
Acquisitions
Assets (sold) acquired	$(83)	$106,209	$749
Liabilities sold (assumed)	413	(95,753)	(88)
Net	$330	$10,456	$661
See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1	Significant Accounting Policies
U.S. Bancorp is a financial services holding company headquartered in Minneapolis, Minnesota, serving millions of local, national and global customers. U.S. Bancorp and its subsidiaries (the “Company”) provide a full range of financial services, including lending and depository services through banking offices principally in the Midwest and West regions of the United States, through online services, over mobile devices and through other distribution channels. The Company also engages in credit card, merchant, and ATM processing, mortgage banking, cash management, capital markets, insurance, trust and investment management, brokerage, and leasing activities, principally in domestic markets.
Basis of Presentation The consolidated financial statements include the accounts of the Company and its subsidiaries and all VIEs for which the Company has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance, and the obligation to absorb losses or right to receive benefits of the VIE that could potentially be significant to the VIE. Consolidation eliminates intercompany accounts and transactions. Certain items in prior periods have been reclassified to conform to the current period presentation.
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

74 U.S. Bancorp 2023 Annual Report

Purchased Loans All purchased loans are recorded at fair value at the date of purchase and those acquired on or after January 1, 2020 are divided into those considered PCD and those not considered PCD. An allowance for credit losses is established for each population and considers product mix, risk characteristics of the portfolio, delinquency status and refreshed loan-to-value ratios when possible. The allowance established for purchased loans not considered PCD is recognized through provision expense upon acquisition, whereas the allowance established for loans considered PCD at acquisition is offset by an increase in the basis of the acquired loans. Any subsequent increases and decreases in the allowance related to purchased loans, regardless of PCD status, are recognized through provision expense, with charge-offs charged to the allowance.
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
The allowance recorded for credit losses utilizes forward-looking expected loss models to consider a variety of factors affecting lifetime credit losses. These factors include, but are not limited to, macroeconomic variables such as unemployment rates, real estate prices, gross domestic product levels, inflation, interest rates and corporate bonds spreads, as well as loan and borrower characteristics, such as internal risk ratings on commercial loans and consumer credit scores, delinquency status, collateral type and available valuation information, consideration of end-of-term losses on lease residuals, and the remaining term of the loan, adjusted for expected prepayments. For each loan portfolio, including those loans modified under various loan modification programs, model estimates are adjusted as necessary to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices, economic conditions or other factors that would affect the accuracy of the model. Expected credit loss estimates also include consideration of expected cash recoveries on loans previously charged-off or expected recoveries on collateral dependent loans where recovery is expected through sale of the collateral at fair value less selling costs. Where loans do not exhibit similar risk characteristics, an individual analysis is performed to consider expected credit losses. The allowance recorded for individually evaluated loans greater than $5 million in the commercial lending segment is based on an analysis utilizing expected cash flows discounted using the original effective interest rate, the observable market price of the loan, or the fair value of the collateral, less selling costs, for collateral-dependent loans as appropriate. For smaller commercial loans collectively evaluated for impairment, historical loss experience is also incorporated into the allowance methodology applied to this category of loans.
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

75

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
Loan Modifications In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. The Company recognizes interest on modified loans if full collection of contractual principal and interest is expected. The effects of modifications on credit loss expectations, such as improved payment capacity, longer expected lives and other factors, are considered when measuring the allowance for credit losses. Modification performance, including redefault rates and how these compare to historical losses, are also considered. Modifications generally do not result in significant changes to the Company’s allowance for credit losses.
For the commercial lending segment, modifications generally result in the Company working with borrowers on a case-by-case basis. Commercial and commercial real estate modifications generally include extensions of the maturity date and may be accompanied by an increase or decrease to the interest rate. In addition, the Company may work with the borrower in identifying other changes that mitigate loss to the Company, which may include additional collateral or guarantees to support the loan. To a lesser extent, the Company may provide an interest rate reduction.
Modifications for the consumer lending segment are generally part of programs the Company has initiated. The Company modifies residential mortgage loans under Federal Housing Administration, United States Department of Veterans Affairs, or its own internal programs. Under these programs, the Company offers qualifying homeowners the opportunity to permanently modify their loan and achieve more affordable monthly payments. These modifications may include adjustments to interest rates, conversion of adjustable rates to fixed rates, extension of maturity dates or deferrals of payments, capitalization of

76 U.S. Bancorp 2023 Annual Report

accrued interest and/or outstanding advances, or in limited situations, partial forgiveness of loan principal. In most instances, participation in residential mortgage loan restructuring programs requires the customer to complete a short-term trial period. A permanent loan modification is contingent on the customer successfully completing the trial period arrangement, and the loan documents are not modified until that time.
Credit card and other retail loan modifications are generally part of distinct modification programs providing customers experiencing financial difficulty with modifications whereby balances may be amortized up to 60 months, and generally include waiver of fees and reduced interest rates.
Leases The Company, as a lessor, originates retail and commercial leases either directly to the consumer or indirectly through dealer networks. Retail leases, primarily automobiles, have terms up to 5 years. Commercial leases may include high dollar assets such as aircraft or lower cost items such as office equipment. At lease inception, retail lease customers may be provided with an end-of-term purchase option, which is based on the contractual residual value of the automobile at the expiration of the lease. Automobile leases do not typically contain options to extend or terminate the lease. Equipment leases may contain various types of purchase options. Some option amounts are a stated value, while others are determined using the fair market value at the time of option exercise.
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
Where an election is made to carry the LHFS at fair value, any change in fair value is recognized in noninterest income. Where an election is made to carry LHFS at lower-of-cost-or-fair value, any further decreases are recognized in noninterest income and increases in fair value above the loan cost basis are not recognized until the loans are sold. Fair value elections are made at the time of origination or purchase based on the Company’s fair value election policy. The Company has elected fair value accounting for substantially all its MLHFS.
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

77

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
Card Revenue Card revenue includes interchange from credit, debit and stored-value cards processed through card association networks, annual fees, and other transaction and account management fees. Interchange rates are generally set by the card associations and based on purchase volumes and other factors. The Company records interchange as services are provided. Transaction and account management fees are recognized as services are provided, except for annual fees which are recognized over the applicable period. Costs for rewards programs and certain payments to partners and card associations are also recorded within card revenue when services are provided. The Company predominately records card revenue within the Payment Services line of business.
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
Trust and Investment Management Fees Trust and investment management fees are recognized over the period in which services are performed and are based on a percentage of the fair value of the assets under management or administration, fixed based on account type, or transaction-based fees. Services provided to clients include trustee, transfer agent, custodian, fiscal agent, escrow, fund accounting and administration services. Services provided to mutual funds may include selling, distribution and marketing services. Trust and investment management fees are predominately recorded within the Wealth, Corporate, Commercial and Institutional Banking line of business.
Service Charges Service charges include fees received on deposit accounts under depository agreements with customers to provide access to deposited funds, serve as a custodian of funds, and when applicable, pay interest on deposits. Checking or savings accounts may contain fees for various services used on a day-to-day basis by a customer. Fees are recognized as services are delivered to and consumed by the customer, or as fees are charged. Service charges also include revenue generated from ATM transaction processing and settlement services which is recognized at the time the services are performed. Certain payments to partners and card associations related to ATM processing services are also recorded within service charges as services are provided. Further, revenue generated from treasury management services are included in service charges and include fees for a broad range of products and services that enable customers to manage their cash more efficiently. These products and services include cash and investment management, receivables management, disbursement services, funds transfer services, and information reporting. Treasury management revenue is recognized as products and services are provided to customers. The Company reflects a discount calculated on monthly average collected customer balances. Service charges are reported primarily within the Wealth, Corporate, Commercial and Institutional Banking, and Consumer and Business Banking lines of business.
Commercial Products Revenue Commercial products revenue primarily includes revenue related to ancillary services provided to Wealth, Corporate, Commercial and

78 U.S. Bancorp 2023 Annual Report

Institutional Banking, and Consumer and Business Banking customers, including standby letter of credit fees, non-yield related loan fees, capital markets related revenue, sales of direct financing leases, and loan and syndication fees. Sales of direct financing leases are recognized at the point of sale. In addition, the Company may lead or participate with a group of underwriters in raising investment capital on behalf of securities issuers and charge underwriting fees. These fees are recognized at securities issuance. The Company, in its role as lead underwriter, arranges deal structuring and use of outside vendors for the underwriting group. The Company recognizes only those fees and expenses related to its underwriting commitment.
Mortgage Banking Revenue Mortgage banking revenue includes revenue derived from mortgages originated and subsequently sold, generally with servicing retained. The primary components include: gains and losses on mortgage sales; servicing revenue; changes in fair value for mortgage loans originated with the intent to sell and measured at fair value under the fair value option; changes in fair value for derivative commitments to purchase and originate mortgage loans; changes in the fair value of MSRs; and the impact of risk management activities associated with the mortgage origination pipeline, funded loans and MSRs. Net interest income from mortgage loans is recorded in interest income. Refer to Other Significant Policies in Note 1, as well as Note 10 and Note 22 for a further discussion of MSRs. Mortgage banking revenue is reported within the Consumer and Business Banking line of business.
Investment Products Fees Investment products fees include commissions related to the execution of requested security trades, distribution fees from sale of mutual funds, and investment advisory fees. Commissions and investment advisory fees are recognized as services are delivered to and utilized by the customer. Distribution fees are received over time, are dependent on the consumer maintaining their mutual fund asset position and the value of such position. These revenues are estimated and recognized at the point a significant reversal of revenue becomes remote. Investment products fees are predominately reported within the Wealth, Corporate, Commercial and Institutional Banking line of business.
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
Income Taxes Deferred taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting carrying amounts. The Company uses the deferral method of accounting on investments that generate investment tax credits. Under this method, the investment tax credits are recognized as a reduction to the related asset. For investments in qualified affordable housing projects and certain other tax-advantaged investments, the Company presents the expense in tax expense rather than noninterest expense.
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
Financial Instruments – Troubled Debt Restructurings and Vintage Disclosures Effective January 1, 2023, the Company adopted accounting guidance on a modified retrospective basis, issued by the FASB in March 2022,

80 U.S. Bancorp 2023 Annual Report

related to the recognition and measurement of TDRs by creditors. This guidance removes the separate recognition and measurement requirements for TDRs by replacing them with a requirement for a company to apply existing accounting guidance to determine whether a modification results in a new loan or a continuation of an existing loan. This guidance also replaces existing TDR disclosures with similar but more expansive disclosures for certain modifications of receivables made to borrowers experiencing financial difficulty. Further, this guidance also requires companies to disclose current-period gross write-offs by year of origination for financing receivables. The adoption of this guidance is not material to the Company’s financial statements.
Accounting for Tax Credit Investments Using the Proportional Amortization Method Effective January 1, 2023, the Company adopted accounting guidance on a modified retrospective basis, issued by the FASB in March 2023, related to the accounting for tax credit investments. This guidance allows the Company to elect to account for tax credit investments using the proportional amortization method on a program-by-program basis if certain conditions are met, regardless of the program from which the income tax credits are received. The adoption of this guidance was not material to the Company’s financial statements.
Income Taxes – Improvements to Income Tax Disclosures In December 2023, the FASB issued guidance, effective for the Company for annual reporting periods beginning after December 15, 2024, related to income tax disclosures. This guidance requires additional information in income tax rate reconciliation disclosures and additional disclosures about income taxes paid. The guidance is required, at a minimum, to be adopted on a prospective basis, with an option to apply it retrospectively. The Company expects the adoption of this guidance will not be material to its financial statements.
Segment Reporting – Improvements to Reportable Segment Disclosures In November 2023, the FASB issued guidance, effective for the Company for annual reporting periods beginning after December 15, 2023, related to segment disclosures. This guidance requires disclosures of significant segment expenses and other segment items and expands interim period disclosure requirements to include segment profit or loss and assets, which are currently only required to be disclosed annually. The guidance is required to be adopted retrospectively to all periods presented in the financial statements. The Company expects the adoption of this guidance will not be material to its financial statements.

NOTE 3	Business Combinations
MUFG Union Bank Acquisition On December 1, 2022, the Company acquired MUB’s core regional banking franchise from MUFG. Pursuant to the terms of the Share Purchase Agreement, the Company acquired all of the issued and outstanding shares of common stock of MUB for a purchase price consisting of $5.5 billion in cash and approximately 44 million shares of common stock of the Company. Under the terms of the Share Purchase Agreement, the purchase price was based on MUB having a tangible book value of $6.25 billion at the closing of the acquisition. At the closing of the acquisition, MUB had $3.5 billion of tangible book value over the $6.25 billion target, consisting of additional cash. The additional cash received is required to be repaid to MUFG on or prior to the fifth anniversary date of the completion of the purchase, in accordance with the terms of the Share Purchase Agreement. As such, it is recognized as debt at the parent company. During 2023, the Company repaid $936 million of its debt obligation from the proceeds of the issuance of 24 million shares of common stock of the
Company to an affiliate of MUFG. The acquisition has been accounted for as a business combination. Accordingly, the assets acquired and liabilities assumed from MUB were recorded at fair value as of the acquisition date. The determination of fair value requires management to make estimates about discount rates, future expected cash flows, market conditions and other future events that are highly subjective in nature and subject to change. Fair value estimates related to the assets and liabilities from MUB were subject to adjustment for up to one year after the closing date of the acquisition as additional information became available. The Company merged MUB into USBNA during 2023.
In connection with the transaction, the Company recorded within noninterest expense nonrecurring merger and integration charges of $1.0 billion and $329 million during 2023 and 2022, respectively. These expenses were primarily comprised of personnel, legal, advisory and technology related costs.

The following table includes the fair value of consideration transferred and the fair value of the identifiable tangible and intangible assets and liabilities from MUB:

December 1, 2022 (Dollars in Millions)
Acquisition consideration
Cash	$5,500
Market value of shares of common stock	2,014
Total consideration transferred at acquisition close date	7,514
Discounted liability to MUFG(a)	2,944
Total	$10,458
Fair Value of MUB assets and liabilities
Assets
Cash and due from banks	$17,754
Investment securities	22,725
Loans held for sale	2,220
Loans	53,395
Less allowance for loan losses	(463)
Net loans	52,932
Premises and equipment	646
Other intangible assets (excluding goodwill)	2,808
Other assets	4,764
Total assets	$103,849
Liabilities
Deposits	$86,110
Short-term borrowings	4,777
Long-term debt	2,584
Other liabilities	2,243
Total liabilities	95,714
Less: Net assets	$8,135
Goodwill	$2,323
(a)Represents $3.5 billion of noninterest-bearing additional cash held by MUB upon close of the acquisition to be delivered to MUFG on or prior to December 1, 2027, discounted at the Company’s 5-year unsecured borrowing rate as of the acquisition date, per authoritative accounting guidance.

Goodwill of $2.3 billion recorded in connection with the transaction resulted from the reputation, operating model and expertise of MUB. The amount of goodwill recorded reflects the increased market share and related synergies that are expected to result from the acquisition, and represents the excess purchase price over the estimated fair value of the net assets from MUB. The goodwill was allocated to the Company’s business segments and is not deductible for income tax purposes. Refer to Note 11 for the amount of goodwill allocated to each business segment in connection with the transaction.
During 2023, the Company completed the divestiture of three MUB branches to HomeStreet Bank, a wholly owned subsidiary of HomeStreet, Inc., to satisfy regulatory requirements related to the acquisition. There were approximately $400 million in deposits and $22 million in loans divested as part of this transaction.

82 U.S. Bancorp 2023 Annual Report

The following table includes the fair value and unpaid principal balance of the loans from the MUB acquisition:

December 1, 2022 (Dollars in Millions)	Unpaid Principal Balance	Fair Value
Commercial	$11,771	$11,366
Commercial real estate	14,397	13,737
Residential mortgages	28,256	26,247
Credit card	299	212
Other retail	1,397	1,370
Total loans	$56,120	$52,932
Other intangible assets from the MUB acquisition, as of December 1, 2022, consisted of the following:

(Dollars in Millions)	Weighted-Average Estimated Life	Amortization Method	Fair Value
Mortgage servicing rights	—	(a)	$147
Core deposit benefits	10 years	Accelerated	2,635
Other	11 years	Accelerated	26
Total other intangible assets (excluding goodwill)			$2,808
(a) Mortgage servicing rights are recorded at fair value and are not amortized.
Valuation Methodologies
The methods used to determine the fair values of the significant assets acquired and liabilities assumed as part of the MUB acquisition are described below.
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

(Dollars in Millions)	One Month Ended December 31, 2022
Net interest income	$255
Noninterest income	(38)	(a)
Net income (loss)	(562)
(a)Includes realized losses on investment securities sold.

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
The Company initially measures the amortized cost of a PCD loan by adding the acquisition date estimate of expected credit losses to the loan’s purchase price. The allowance for credit losses for PCD loans of $463 million was established through an adjustment to the MUB loan balance reflected in the related purchase accounting mark. Non-PCD loans and PCD loans had a fair value of $48.5 billion and $4.4 billion, respectively, at the acquisition date with unpaid principal balances of $51.0 billion and $5.1 billion, respectively. In accordance with authoritative accounting guidance, there was no carryover of the allowance for credit losses that had been previously recorded by MUB. Subsequent to acquisition, the Company recorded an allowance for credit losses primarily on non-PCD loans of $662 million through an increase to the provision for credit losses in 2022.
The following table provides information about the determination of the purchase price of PCD loans at the acquisition date:

December 1, 2022 (Dollars in Millions)
Principal balance	$5,097
Allowance for credit losses at acquisition	(463)
Non-credit discount	(213)
Purchase price	$4,421

NOTE 4	Restrictions on Cash and Due from Banks
Banking regulators require bank subsidiaries to maintain minimum average reserve balances, either in the form of vault cash or reserve balances held with central banks or other financial institutions. The amount of required reserve balances were approximately $53 million and $45 million at December 31, 2023 and 2022, respectively. The Company held balances at central banks and other financial institutions of $49.5 billion and $41.6 billion at December 31, 2023 and 2022, respectively, to meet these requirements and for other purposes. These balances are included in cash and due from banks on the Consolidated Balance Sheet.

84 U.S. Bancorp 2023 Annual Report

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
The amortized cost, gross unrealized holding gains and losses, and fair value of held-to-maturity and available-for-sale investment securities at December 31 were as follows:

	2023				2022
(Dollars in Millions)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Held-to-maturity
U.S. Treasury and agencies	$1,345	$—	$(35)	$1,310	$1,344	$—	$(51)	$1,293
Mortgage-backed securities
Residential agency	80,997	6	(9,929)	71,074	85,693	2	(10,810)	74,885
Commercial agency	1,695	6	(5)	1,696	1,703	1	(8)	1,696
Other	8	—	—	8	—	—	—	—
Total held-to-maturity	$84,045	$12	$(9,969)	$74,088	$88,740	$3	$(10,869)	$77,874
Available-for-sale
U.S. Treasury and agencies	$21,768	$8	$(2,234)	$19,542	$24,801	$1	$(2,769)	$22,033
Mortgage-backed securities
Residential agency	28,185	104	(2,211)	26,078	32,060	8	(2,797)	29,271
Commercial
Agency	8,703	—	(1,360)	7,343	8,736	—	(1,591)	7,145
Non-agency	7	—	(1)	6	7	—	—	7
Asset-backed securities	6,713	25	(14)	6,724	4,356	5	(38)	4,323
Obligations of state and political subdivisions	10,867	36	(914)	9,989	11,484	12	(1,371)	10,125
Other	24	—	—	24	6	—	—	6
Total available-for-sale, excluding portfolio level basis adjustments	76,267	173	(6,734)	69,706	81,450	26	(8,566)	72,910
Portfolio level basis adjustments (a)	335	—	(335)	—	—	—	—	—
Total available-for-sale	$76,602	$173	$(7,069)	$69,706	$81,450	$26	$(8,566)	$72,910
(a)Represents fair value hedge basis adjustments related to active portfolio layer method hedges of available-for-sale investment securities, which are not allocated to individual securities in the portfolio. For additional information, refer to Note 20.

Investment securities with a fair value of $20.5 billion at December 31, 2023, and $15.3 billion at December 31, 2022, were pledged to secure public, private and trust deposits, repurchase agreements and for other purposes required by contractual obligation or law. Included in these amounts were securities where the Company and certain counterparties have agreements granting the counterparties the right to sell or pledge the securities. Investment securities securing these types of arrangements had a fair value of $338 million at December 31, 2023, and $858 million at December 31, 2022.
The following table provides information about the amount of interest income from taxable and non-taxable investment securities:

Year Ended December 31 (Dollars in Millions)	2023	2022	2021
Taxable	$4,171	$3,081	$2,103
Non-taxable	314	297	262
Total interest income from investment securities	$4,485	$3,378	$2,365

The following table provides information about the amount of gross gains and losses realized through the sales of available-for-sale investment securities:

Year Ended December 31 (Dollars in Millions)	2023	2022	2021
Realized gains	$74	$163	$122
Realized losses	(219)	(143)	(19)
Net realized gains (losses)	$(145)	$20	$103
Income tax expense (benefit) on net realized gains (losses)	$(37)	$5	$26
The Company conducts a regular assessment of its available-for-sale investment securities with unrealized losses to determine whether all or some portion of a security’s unrealized loss is related to credit and an allowance for credit losses is necessary. If the Company intends to sell or it is more likely than not the Company will be required to sell an investment security, the amortized cost of the security is written down to fair value. When evaluating credit losses, the Company considers various factors such as the nature of the investment security, the credit ratings or financial condition of the issuer, the extent of the unrealized loss, expected cash flows of underlying collateral, the existence of any government or agency guarantees, and market conditions. The Company measures the allowance for credit losses using market information where available and discounting the cash flows at the original effective rate of the investment security. The allowance for credit losses is adjusted each period through earnings and can be subsequently recovered. The allowance for credit losses on the Company’s available-for-sale investment securities was immaterial at December 31, 2023 and December 31, 2022.
At December 31, 2023, certain investment securities had a fair value below amortized cost. The following table shows the gross unrealized losses excluding portfolio level basis adjustments and fair value of the Company’s available-for-sale investment securities with unrealized losses, aggregated by investment category and length of time the individual investment securities have been in continuous unrealized loss positions, at December 31, 2023:

	Less Than 12 Months		12 Months or Greater		Total
(Dollars in Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury and agencies	$874	$(3)	$17,270	$(2,231)	$18,144	$(2,234)
Mortgage-backed securities
Residential agency	519	(8)	21,356	(2,203)	21,875	(2,211)
Commercial
Agency	—	—	7,343	(1,360)	7,343	(1,360)
Non-agency	—	—	6	(1)	6	(1)
Asset-backed securities	2,235	(14)	—	—	2,235	(14)
Obligations of state and political subdivisions	544	(3)	7,464	(911)	8,008	(914)
Other	—	—	4	—	4	—
Total investment securities	$4,172	$(28)	$53,443	$(6,706)	$57,615	$(6,734)
These unrealized losses primarily relate to changes in interest rates and market spreads subsequent to purchase of these available-for-sale investment securities. U.S. Treasury and agencies securities and agency mortgage-backed securities are issued, guaranteed or otherwise supported by the United States government. The Company’s obligations of state and political subdivisions are generally high grade. Accordingly, the Company does not consider these unrealized losses to be credit-related and an allowance for credit losses is not necessary. In general, the issuers of the investment securities are contractually prohibited from prepayment at less than par, and the Company did not pay significant purchase premiums for these investment securities. At December 31, 2023, the Company had no plans to sell investment securities with unrealized losses, and believes it is more likely than not it would not be required to sell such investment securities before recovery of their amortized cost.
During the years ended December 31, 2023 and 2022, the Company did not purchase any investment securities that had more-than-insignificant credit deterioration.
Predominantly all of the Company’s held-to-maturity investment securities are U.S. Treasury and agencies securities and highly rated agency mortgage-backed securities that are guaranteed or otherwise supported by the United States government and have no history of credit losses. Accordingly the Company does not expect to incur any credit losses on held-to-maturity investment securities and has no allowance for credit losses recorded for these securities.

86 U.S. Bancorp 2023 Annual Report

The following table provides information about the amortized cost, fair value and yield by maturity date of the investment securities outstanding at December 31, 2023:

(Dollars in Millions)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted-Average Yield(e)

Held-to-maturity
U.S. Treasury and Agencies
Maturing in one year or less	$50	$50	0.3	2.67%
Maturing after one year through five years	1,295	1,260	2.4	2.85
Maturing after five years through ten years	—	—	—	—
Maturing after ten years	—	—	—	—
Total	$1,345	$1,310	2.3	2.85%
Mortgage-Backed Securities(a)
Maturing in one year or less	$22	$22	0.7	4.43%
Maturing after one year through five years	1,268	1,266	2.5	4.52
Maturing after five years through ten years	75,984	67,094	8.8	2.19
Maturing after ten years	5,418	4,388	10.2	1.91
Total	$82,692	$72,770	8.8	2.21%
Other
Maturing in one year or less	$—	$—	—	—%
Maturing after one year through five years	8	8	2.8	2.56
Maturing after five years through ten years	—	—	—	—
Maturing after ten years	—	—	—	—
Total	$8	$8	2.8	2.56%
Total held-to-maturity(b)	$84,045	$74,088	8.7	2.22%
Available-for-sale
U.S. Treasury and Agencies
Maturing in one year or less	$9	$9	0.3	5.28%
Maturing after one year through five years	8,882	8,378	3.7	2.35
Maturing after five years through ten years	11,165	9,827	6.8	2.08
Maturing after ten years	1,712	1,328	10.8	2.02
Total	$21,768	$19,542	5.9	2.19%
Mortgage-Backed Securities(a)
Maturing in one year or less	$83	$81	0.8	2.26%
Maturing after one year through five years	11,196	10,860	3.5	3.80
Maturing after five years through ten years	24,455	21,483	7.3	2.76
Maturing after ten years	1,161	1,003	10.9	3.43
Total	$36,895	$33,427	6.3	3.09%
Asset-Backed Securities (a)
Maturing in one year or less	$—	$—	—	—%
Maturing after one year through five years	5,834	5,844	1.7	5.05
Maturing after five years through ten years	879	880	5.8	7.15
Maturing after ten years	—	—	—	—
Total	$6,713	$6,724	2.2	5.33%
Obligations of State and Political Subdivisions(c) (d)
Maturing in one year or less	$225	$225	0.4	5.52%
Maturing after one year through five years	3,546	3,536	3.0	4.55
Maturing after five years through ten years	1,453	1,414	7.3	3.86
Maturing after ten years	5,643	4,814	15.3	3.14
Total	$10,867	$9,989	9.9	3.75%
Other
Maturing in one year or less	$—	$—	—	—%
Maturing after one year through five years	24	24	1.7	4.51
Maturing after five years through ten years	—	—	—	—
Maturing after ten years	—	—	—	—
Total	$24	$24	1.7	4.51%
Total available-for-sale(b) (f)	$76,267	$69,706	6.3	3.12%
(a)Information related to asset and mortgage-backed securities included above is presented based upon weighted-average maturities that take into account anticipated future prepayments.
(b)The weighted-average maturity of total held-to-maturity investment securities was 9.2 years at December 31, 2022, with a corresponding weighted-average yield of 2.18 percent. The weighted-average maturity of total available-for-sale investment securities was 7.4 years at December 31, 2022, with a corresponding weighted-average yield of 2.94 percent.
(c)Information related to obligations of state and political subdivisions is presented based upon yield to first optional call date if the security is purchased at a premium, and yield to maturity if the security is purchased at par or a discount.
(d)Maturity calculations for obligations of state and political subdivisions are based on the first optional call date for securities with a fair value above par and the contractual maturity date for securities with a fair value equal to or below par.
(e)Weighted-average yields for obligations of state and political subdivisions are presented on a fully-taxable equivalent basis based on a federal income tax rate of 21 percent. Yields on investment securities are computed based on amortized cost balances, excluding any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to maturity.
(f)Amortized cost excludes portfolio level basis adjustments of $335 million.

NOTE 6	Loans and Allowance for Credit Losses
The composition of the loan portfolio at December 31, by class and underlying specific portfolio type, was as follows:

(Dollars in Millions)	2023	2022
Commercial
Commercial	$127,676	$131,128
Lease financing	4,205	4,562
Total commercial	131,881	135,690
Commercial Real Estate
Commercial mortgages	41,934	43,765
Construction and development	11,521	11,722
Total commercial real estate	53,455	55,487
Residential Mortgages
Residential mortgages	108,605	107,858
Home equity loans, first liens	6,925	7,987
Total residential mortgages	115,530	115,845
Credit Card	28,560	26,295
Other Retail
Retail leasing	4,135	5,519
Home equity and second mortgages	13,056	12,863
Revolving credit	3,668	3,983
Installment	13,889	14,592
Automobile	9,661	17,939
Total other retail	44,409	54,896
Total loans	$373,835	$388,213
The Company had loans of $123.1 billion at December 31, 2023, and $134.6 billion at December 31, 2022, pledged at the Federal Home Loan Bank, and loans of $82.8 billion at December 31, 2023, and $85.8 billion at December 31, 2022, pledged at the Federal Reserve Bank.
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
Originated loans are reported at the principal amount outstanding, net of unearned interest and deferred fees and costs, and any partial charge-offs recorded. Purchased loans are recorded at fair value at the date of purchase. Net unearned interest and deferred fees and costs on originated loans and unamortized premiums and discounts on purchased loans amounted to $2.7 billion at December 31, 2023 and $3.1 billion at December 31, 2022. The Company evaluates purchased loans for more-than-insignificant deterioration at the date of purchase in accordance with applicable authoritative accounting guidance. Purchased loans that have experienced more-than-insignificant deterioration from origination are considered purchased credit deteriorated loans. All other purchased loans are considered non-purchased credit deteriorated loans.
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

88 U.S. Bancorp 2023 Annual Report

Activity in the allowance for credit losses by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans
Balance at December 31, 2022	$2,163	$1,325	$926	$2,020	$970	$7,404
Add
Change in accounting principle(a)	—	—	(31)	(27)	(4)	(62)
Allowance for acquired credit losses(b)	—	127	—	—	—	127
Provision for credit losses	270	431	41	1,259	274	2,275
Deduct
Loans charged-off	389	281	129	1,014	478	2,291
Less recoveries of loans charged-off	(75)	(18)	(20)	(165)	(108)	(386)
Net loan charge-offs (recoveries)	314	263	109	849	370	1,905
Balance at December 31, 2023	$2,119	$1,620	$827	$2,403	$870	$7,839
Balance at December 31, 2021	$1,849	$1,123	$565	$1,673	$945	$6,155
Add
Allowance for acquired credit losses(b)	163	87	36	45	5	336
Provision for credit losses(c)	378	152	302	826	319	1,977
Deduct
Loans charged-off(d)	319	54	13	696	418	1,500
Less recoveries of loans charged-off	(92)	(17)	(36)	(172)	(120)	(437)
Net loan charge-offs (recoveries)	227	37	(23)	524	298	1,063
Other Changes	—	—	—	—	(1)	(1)
Balance at December 31, 2022	$2,163	$1,325	$926	$2,020	$970	$7,404
Balance at December 31, 2020	$2,423	$1,544	$573	$2,355	$1,115	$8,010
Add
Provision for credit losses	(471)	(419)	(40)	(170)	(73)	(1,173)
Deduct
Loans charged-off	222	29	18	686	253	1,208
Less recoveries of loans charged-off	(119)	(27)	(50)	(174)	(156)	(526)
Net loan charge-offs (recoveries)	103	2	(32)	512	97	682
Balance at December 31, 2021	$1,849	$1,123	$565	$1,673	$945	$6,155
(a)Effective January 1, 2023, the Company adopted accounting guidance which removed the separate recognition and measurement of troubled debt restructurings.
(b)Represents allowance for credit deteriorated and charged-off loans acquired from MUB.
(c)Includes $662 million of provision for credit losses related to the acquisition of MUB.
(d)Includes $179 million of total charge-offs primarily on loans previously charged-off by MUB, which were written up upon acquisition to unpaid principal balance as required by purchase accounting.

The increase in the allowance for credit losses from December 31, 2022 to December 31, 2023 was primarily driven by normalizing credit losses, credit card balance growth and commercial real estate credit quality.

The following table provides a summary of loans charged-off during the year ended December 31, 2023, by portfolio class and year of origination:

(Dollars in Millions)	Commercial	Commercial Real Estate(a)	Residential Mortgages(b)	Credit Card(c)	Other Retail(d)	Total Loans
Originated in 2023	$48	$63	$—	$—	$57	$168
Originated in 2022	63	88	1	—	130	282
Originated in 2021	30	69	6	—	83	188
Originated in 2020	17	2	8	—	38	65
Originated in 2019	15	3	16	—	31	65
Originated prior to 2019	53	56	98	—	31	238
Revolving	163	—	—	1,014	80	1,257
Revolving converted to term	—	—	—	—	28	28
Total charge-offs	$389	$281	$129	$1,014	$478	$2,291
Note: Year of origination is based on the origination date of a loan, or for existing loans the date when the maturity date, pricing or commitment amount is amended.
(a)Includes $91 million in charge-offs related to uncollectible amounts on acquired loans.
(b)Includes $117 million of charge-offs related to balance sheet repositioning and capital management actions.
(c)Predominantly all credit card loans are considered revolving loans. Includes an immaterial amount of charge-offs related to revolving converted to term loans.
(d)Includes $192 million of charge-offs related to balance sheet repositioning and capital management actions.
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
The following table provides a summary of loans by portfolio class, including the delinquency status of those that continue to accrue interest, and those that are nonperforming:

	Accruing
(Dollars in Millions)	Current	30-89 Days Past Due	90 Days or More Past Due	Nonperforming(b)	Total
December 31, 2023
Commercial	$130,925	$464	$116	$376	$131,881
Commercial real estate	52,619	55	4	777	53,455
Residential mortgages(a)	115,067	169	136	158	115,530
Credit card	27,779	406	375	—	28,560
Other retail	43,926	278	67	138	44,409
Total loans	$370,316	$1,372	$698	$1,449	$373,835
December 31, 2022
Commercial	$135,077	$350	$94	$169	$135,690
Commercial real estate	55,057	87	5	338	55,487
Residential mortgages(a)	115,224	201	95	325	115,845
Credit card	25,780	283	231	1	26,295
Other retail	54,382	309	66	139	54,896
Total loans	$385,520	$1,230	$491	$972	$388,213
(a)At December 31, 2023, $595 million of loans 30–89 days past due and $2.0 billion of loans 90 days or more past due purchased and that could be purchased from Government National Mortgage Association (“GNMA”) mortgage pools under delinquent loan repurchase options whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs, were classified as current, compared with $647 million and $2.2 billion at December 31, 2022, respectively.
(b)Substantially all nonperforming loans at December 31, 2023 and 2022, had an associated allowance for credit losses. The Company recognized interest income on nonperforming loans of $22 million and $19 million for the years ended December 31, 2023 and 2022, respectively, compared to what would have been recognized at the original contractual terms of the loans of $49 million and $34 million, respectively.
At December 31, 2023, total nonperforming assets held by the Company were $1.5 billion, compared with $1.0 billion at December 31, 2022. Total nonperforming assets included $1.4 billion of nonperforming loans, $26 million of OREO and $19 million of other nonperforming assets owned by the Company at December 31, 2023, compared with $972 million, $23 million and $21 million, respectively, at December 31, 2022.
At December 31, 2023, the amount of foreclosed residential real estate held by the Company, and included in OREO, was $26 million, compared with $23 million at December 31, 2022. These amounts excluded $47 million and $54 million at December 31, 2023 and December 31, 2022, respectively, of foreclosed residential real estate related to mortgage loans whose payments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs. In addition, the amount of residential mortgage loans secured by residential real estate in the process of foreclosure at December 31, 2023 and December 31, 2022, was $728 million and $1.1 billion, respectively, of which $487 million and $830 million, respectively, related to loans purchased and that could be purchased from GNMA mortgage pools under delinquent loan repurchase options whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

90 U.S. Bancorp 2023 Annual Report

The following table provides a summary of loans by portfolio class and the Company’s internal credit quality rating:

	December 31, 2023					December 31, 2022
		Criticized					Criticized
(Dollars in Millions)	Pass	Special Mention	Classified(a)	Total Criticized	Total	Pass	Special Mention	Classified(a)	Total Criticized	Total
Commercial
Originated in 2023	$43,023	$827	$856	$1,683	$44,706	$—	$—	$—	$—	$—
Originated in 2022	40,076	274	632	906	40,982	61,229	245	315	560	61,789
Originated in 2021	9,219	117	154	271	9,490	26,411	159	78	237	26,648
Originated in 2020	3,169	92	71	163	3,332	7,049	68	138	206	7,255
Originated in 2019	1,340	18	103	121	1,461	3,962	51	210	261	4,223
Originated prior to 2019	3,963	12	106	118	4,081	8,986	64	129	193	9,179
Revolving(b)	26,213	362	1,254	1,616	27,829	25,888	344	364	708	26,596
Total commercial	127,003	1,702	3,176	4,878	131,881	133,525	931	1,234	2,165	135,690
Commercial real estate
Originated in 2023	8,848	465	2,206	2,671	11,519	—	—	—	—	—
Originated in 2022	11,831	382	1,141	1,523	13,354	14,527	206	519	725	15,252
Originated in 2021	9,235	500	385	885	10,120	13,565	171	99	270	13,835
Originated in 2020	3,797	51	87	138	3,935	6,489	97	117	214	6,703
Originated in 2019	4,749	336	359	695	5,444	6,991	251	304	555	7,546
Originated prior to 2019	6,010	122	260	382	6,392	9,639	138	875	1,013	10,652
Revolving	2,613	6	70	76	2,689	1,489	—	10	10	1,499
Revolving converted to term	2	—	—	—	2	—	—	—	—	—
Total commercial real estate	47,085	1,862	4,508	6,370	53,455	52,700	863	1,924	2,787	55,487
Residential mortgages(c)
Originated in 2023	9,734	—	5	5	9,739	—	—	—	—	—
Originated in 2022	29,146	—	17	17	29,163	28,452	—	—	—	28,452
Originated in 2021	36,365	—	16	16	36,381	39,527	—	7	7	39,534
Originated in 2020	14,773	—	9	9	14,782	16,556	—	8	8	16,564
Originated in 2019	5,876	—	16	16	5,892	7,222	—	18	18	7,240
Originated prior to 2019	19,326	—	246	246	19,572	23,658	—	397	397	24,055
Revolving	1	—	—	—	1	—	—	—	—	—
Total residential mortgages	115,221	—	309	309	115,530	115,415	—	430	430	115,845
Credit card(d)	28,185	—	375	375	28,560	26,063	—	232	232	26,295
Other retail
Originated in 2023	5,184	—	4	4	5,188	—	—	—	—	—
Originated in 2022	5,607	—	12	12	5,619	9,563	—	6	6	9,569
Originated in 2021	10,398	—	15	15	10,413	15,352	—	12	12	15,364
Originated in 2020	4,541	—	9	9	4,550	7,828	—	11	11	7,839
Originated in 2019	1,793	—	7	7	1,800	3,418	—	13	13	3,431
Originated prior to 2019	2,215	—	13	13	2,228	3,689	—	31	31	3,720
Revolving	13,720	—	104	104	13,824	14,029	—	98	98	14,127
Revolving converted to term	735	—	52	52	787	800	—	46	46	846
Total other retail	44,193	—	216	216	44,409	54,679	—	217	217	54,896
Total loans	$361,687	$3,564	$8,584	$12,148	$373,835	$382,382	$1,794	$4,037	$5,831	$388,213
Total outstanding commitments	$762,869	$5,053	$10,470	$15,523	$778,392	$772,804	$2,825	$5,041	$7,866	$780,670
Note: Year of origination is based on the origination date of a loan, or for existing loans the date when the maturity date, pricing or commitment amount is amended. Predominantly all current year and nearer term loan origination years for criticized loans relate to existing loans that have had recent maturity date, pricing or commitment amount amendments.
(a)Classified rating on consumer loans primarily based on delinquency status.
(b)Includes an immaterial amount of revolving converted to term loans.
(c)At December 31, 2023, $2.0 billion of GNMA loans 90 days or more past due and $1.2 billion of modified GNMA loans whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs were classified with a pass rating, compared with $2.2 billion and $1.0 billion at December 31, 2022, respectively.
(d)Predominately all credit card loans are considered revolving loans. Includes an immaterial amount of revolving converted to term loans.

Loan Modifications In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. The following table provides a summary of loan balances at December 31, 2023, which were modified during the year ended December 31, 2023, by portfolio class and modification granted:

(Dollars in Millions)	Interest Rate Reduction	Payment Delay	Term Extension	Multiple Modifications(a)	Total Modifications	Percent of Class Total
Commercial	$46	$—	$286	$33	$365.3%
Commercial real estate	—	—	645	72	717	1.3
Residential mortgages(b)	—	234	26	20	280.2
Credit card	349	1	—	—	350	1.2
Other retail	7	21	144	3	175.4
Total loans, excluding loans purchased from GNMA mortgage pools	402	256	1,101	128	1,887.5
Loans purchased from GNMA mortgage pools(b)	—	1,263	255	321	1,839	1.6
Total loans	$402	$1,519	$1,356	$449	$3,726	1.0%
(a)Includes $329 million of total loans receiving a payment delay and term extension, $112 million of total loans receiving an interest rate reduction and term extension and $8 million of total loans receiving an interest rate reduction, payment delay and term extension for the year ended December 31, 2023.
(b)Percent of class total amounts expressed as a percent of total residential mortgage loan balances.
Loan modifications included in the table above exclude trial period arrangements offered to customers and secured loans to consumer borrowers that have had debt discharged through bankruptcy where the borrower has not reaffirmed the debt during the periods presented. At December 31,
2023, the balance of loans modified in trial period arrangements was $39 million, while the balance of secured loans to consumer borrowers that have had debt discharged through bankruptcy was not material.

The following table summarizes the effects of loan modifications made to borrowers on loans modified during the year ended December 31, 2023:

(Dollars in Millions)	Weighted-Average Interest Rate Reduction	Weighted-Average Months of Term Extension
Commercial	13.0%	12
Commercial real estate	3.5	11
Residential mortgages	1.2	98
Credit card	15.4	—
Other retail	7.9	4
Loans purchased from GNMA mortgage pools	.6	103
Note: The weighted-average payment deferral for all portfolio classes was less than $1 million for the year ended December 31, 2023. Forbearance payments are required to be paid at the end of the original term loan.
Loans that receive a forbearance plan generally remain in default until they are no longer delinquent as the result of the payment of all past due amounts or the borrower receiving a term extension or modification. Therefore, loans only receiving forbearance plans are not included in the table below.
The following table provides a summary of loan balances at December 31, 2023, which were modified during the year ended December 31, 2023, by portfolio class and delinquency status:

(Dollars in Millions)	Current	30-89 Days Past Due	90 Days or More Past Due	Total
Commercial	$255	$12	$98	$365
Commercial real estate	524	—	193	717
Residential mortgages(a)	1,385	24	16	1,425
Credit card	251	67	32	350
Other retail	133	21	8	162
Total loans	$2,548	$124	$347	$3,019
(a)At December 31, 2023, $372 million of loans 30-89 days past due and $175 million of loans 90 days or more past due purchased and that could be purchased from GNMA mortgage pools under delinquent loan repurchase options whose payments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs, were classified as current.

92 U.S. Bancorp 2023 Annual Report

The following table provides a summary of loans that defaulted (fully or partially charged-off or became 90 days or more past due) that were modified during the year ended December 31, 2023.

(Dollars in Millions)	Interest Rate Reduction	Payment Delay	Term Extension	Multiple Modifications(a)
Commercial	$7	$—	$—	$—
Commercial real estate	—	—	1	—
Residential mortgages	—	8	2	1
Credit card	35	—	—	—
Other retail	1	1	11	—
Total loans, excluding loans purchased from GNMA mortgage pools	43	9	14	1
Loans purchased from GNMA mortgage pools	—	67	30	37
Total loans	$43	$76	$44	$38
(a)Represents loans receiving a payment delay and term extension.
As of December 31, 2023, the Company had $283 million of commitments to lend additional funds to borrowers whose terms of their outstanding owed balances have been modified.
Prior Period Troubled Debt Restructuring Information
The following table provides a summary of loans modified as troubled debt restructurings for the years ended December 31, by portfolio class:

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

The following table provides a summary of troubled debt restructured loans that defaulted (fully or partially charged-off or became 90 days or more past due) for the years ended December 31, that were modified as troubled debt restructurings within 12 months previous to default:

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

94 U.S. Bancorp 2023 Annual Report

NOTE 7	Leases
The Company, as a lessor, originates retail and commercial leases either directly to the consumer or indirectly through dealer networks. Retail leases consist primarily of automobiles, while commercial leases may include high dollar assets such as aircraft or lower cost items such as office equipment.
The components of the net investment in sales-type and direct financing leases, at December 31, were as follows:

(Dollars in Millions)	2023	2022
Lease receivables	$7,239	$8,731
Unguaranteed residual values accruing to the lessor’s benefit	1,082	1,323
Total net investment in sales-type and direct financing leases	$8,321	$10,054
The Company, as a lessor, recorded $738 million, $764 million and $888 million of revenue on its Consolidated Statement of Income for the years ended December 31,
2023, 2022 and 2021, respectively, primarily consisting of interest income on sales-type and direct financing leases.
The contractual future lease payments to be received by the Company, at December 31, 2023, were as follows:

(Dollars in Millions)	Sales-type and Direct Financing Leases	Operating Leases
2024	$3,069	$138
2025	2,182	110
2026	1,333	66
2027	690	42
2028	260	27
Thereafter	369	57
Total lease payments	7,903	$440
Amounts representing interest	(664)
Lease receivables	$7,239
The Company, as lessee, leases certain assets for use in its operations. Leased assets primarily include retail branches, operations centers and other corporate locations, and, to a lesser extent, office and computer equipment. For each lease with an original term greater than 12 months, the Company records a lease liability and a corresponding ROU asset. At December 31, 2023, the Company’s ROU assets included in premises and equipment and lease liabilities included in long-term debt and other liabilities, were $1.4 billion and $1.6 billion, respectively, compared with $1.6 billion of ROU assets and $1.7 billion of lease liabilities at December 31, 2022, respectively.
Total costs incurred by the Company, as a lessee, were $496 million, $390 million and $364 million for the years ended December 31, 2023, 2022 and 2021, respectively, and principally related to contractual lease payments on operating leases. The Company’s leases do not impose significant covenants or other restrictions on the Company.
The following table presents amounts relevant to the Company’s assets leased for use in its operations for the years ended December 31:

(Dollars in Millions)	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$409	$294	$288
Operating cash flows from finance leases	7	4	5
Financing cash flows from finance leases	49	14	12
Right of use assets obtained in exchange for new operating lease liabilities	230	239	164
Right of use assets obtained in exchange for new finance lease liabilities	25	91	75

The following table presents the weighted-average remaining lease terms and discount rates of the Company’s assets leased for use in its operations at December 31:

	2023	2022
Weighted-average remaining lease term of operating leases (in years)	6.4	6.8
Weighted-average remaining lease term of finance leases (in years)	8.3	8.5
Weighted-average discount rate of operating leases	3.7%	3.3%
Weighted-average discount rate of finance leases	7.7%	7.9%
The contractual future lease obligations of the Company at December 31, 2023, were as follows:

(Dollars in Millions)	Operating Leases	Finance Leases
2024	$377	$41
2025	295	38
2026	245	36
2027	196	22
2028	144	8
Thereafter	360	23
Total lease payments	1,617	168
Amounts representing interest	(211)	(18)
Lease liabilities	$1,406	$150

NOTE 8	Accounting for Transfers and Servicing of Financial Assets and Variable Interest Entities

The Company transfers financial assets in the normal course of business. The majority of the Company’s financial asset transfers are residential mortgage loan sales primarily to GSEs, transfers of tax-advantaged investments, commercial loan sales through participation agreements, and other individual or portfolio loan and securities sales. In accordance with the accounting guidance for asset transfers, the Company considers any ongoing involvement with transferred assets in determining whether the assets can be derecognized from the balance sheet. Guarantees provided to certain third parties in connection with the transfer of assets are further discussed in Note 23.
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
The Company previously provided financial support primarily through the use of waivers of trust and investment management fees associated with various unconsolidated registered money market funds it manages. The Company discontinued providing this support beginning in the third quarter of 2022 due to rising interest rates in 2022. The Company provided $65 million and $250 million of support to the funds during the years ended December 31, 2022 and 2021, respectively.
The Company is involved in various entities that are considered to be VIEs. The Company’s investments in VIEs are primarily related to investments promoting affordable housing, community development and renewable energy sources. Some of these tax-advantaged investments support the Company’s regulatory compliance with the Community Reinvestment Act. The Company’s investments in these entities generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. These tax credits are recognized as a reduction of tax expense or, for investments qualifying as investment tax credits, as a reduction to the related investment asset. The Company recognized federal and state income tax credits related to its affordable housing and other tax-advantaged investments in tax expense of $576 million, $461 million and $508 million for the years ended December 31, 2023, 2022 and 2021, respectively. The Company also recognized $318 million, $527 million and $418 million of investment tax credits for the years ended December 31, 2023, 2022 and 2021, respectively. The Company recognized $582 million, $424

96 U.S. Bancorp 2023 Annual Report

million and $468 million of expenses related to all of these investments for the years ended December 31, 2023, 2022 and 2021, respectively, which were primarily included in tax expense.
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
The following table provides a summary of investments in community development and tax-advantaged VIEs that the Company has not consolidated:

At December 31 (Dollars in Millions)	2023	2022
Investment carrying amount	$6,659	$5,452
Unfunded capital and other commitments	3,619	2,416
Maximum exposure to loss	9,002	9,761
The Company also has noncontrolling financial investments in private investment funds and partnerships considered to be VIEs, which are not consolidated. The Company’s recorded investment in these entities, carried in other assets on the Consolidated Balance Sheet, was approximately $219 million at December 31, 2023 and $177 million at December 31, 2022. The maximum exposure to loss related to these VIEs was $319 million at December 31, 2023 and $310 million at December 31, 2022, representing the Company’s investment balance and its unfunded commitments to invest additional amounts.
The Company also held senior notes of $5.3 billion as available-for-sale investment securities at December 31, 2023, compared with $3.4 billion at December 31, 2022. These senior notes were issued by third-party securitization vehicles that held $6.1 billion at December 31, 2023 and $4.0 billion at December 31, 2022 of indirect auto loans that collateralize the senior notes. These VIEs are not consolidated by the Company.
The Company’s individual net investments in unconsolidated VIEs, which exclude any unfunded capital commitments, ranged from less than $1 million to $86 million at December 31, 2023, compared with less than $1 million to $116 million at December 31, 2022.
The Company is required to consolidate VIEs in which it has concluded it has a controlling financial interest. The Company sponsors entities to which it transfers its interests in tax-advantaged investments to third parties. At December 31, 2023, approximately $6.1 billion of the Company’s assets and $4.4 billion of its liabilities included on the Consolidated Balance Sheet were related to community development and tax-advantaged investment VIEs which the Company has consolidated, primarily related to these transfers. These amounts compared to $5.9 billion and $4.2 billion, respectively, at December 31, 2022. The majority of the assets of these consolidated VIEs are reported in other assets, and the liabilities are reported in long-term debt and other liabilities. The assets of a particular VIE are the primary source of funds to settle its obligations. The creditors of the VIEs do not have recourse to the general credit of the Company. The Company’s exposure to the consolidated VIEs is generally limited to the carrying value of its variable interests plus any related tax credits previously recognized or transferred to others with a guarantee.
In addition, the Company sponsors a municipal bond securities tender option bond program. The Company controls the activities of the program’s entities, is entitled to the residual returns and provides liquidity and remarketing arrangements to the program. As a result, the Company has consolidated the program’s entities. At December 31, 2023, $607 million of available-for-sale investment securities and $381 million of short-term borrowings on the Consolidated Balance Sheet were related to the tender option bond program, compared with $1.5 billion of available-for-sale investment securities and $1.0 billion of short-term borrowings at December 31, 2022.

NOTE 9	Premises and Equipment
Premises and equipment at December 31 consisted of the following:

(Dollars in Millions)	2023	2022
Land	$515	$535
Buildings and improvements	3,239	3,296
Furniture, fixtures and equipment	3,013	3,485
Right of use assets on operating leases	1,149	1,296
Right of use assets on finance leases	275	269
Construction in progress	68	46
	8,259	8,927
Less accumulated depreciation and amortization	(4,636)	(5,069)
Total	$3,623	$3,858

NOTE 10	Mortgage Servicing Rights
The Company capitalizes MSRs as separate assets when loans are sold and servicing is retained. MSRs may also be purchased from others. The Company carries MSRs at fair value, with changes in the fair value recorded in earnings during the period in which they occur. The Company serviced $233.4 billion of residential mortgage loans for others at December 31, 2023, and $243.6 billion at December 31, 2022, including subserviced mortgages with no corresponding MSR asset. Included in mortgage banking revenue are the MSR fair value changes arising from market rate and model assumption changes, net of the value change in derivatives used to economically hedge MSRs. These changes resulted in net losses of $41 million, $45 million and $183 million for the years ended December 31, 2023, 2022 and 2021, respectively. Loan servicing and ancillary fees, not including valuation changes, included in mortgage banking revenue were $733 million, $754 million and $725 million for the years ended December 31, 2023, 2022 and 2021, respectively.
Changes in fair value of capitalized MSRs are summarized as follows:

(Dollars in Millions)	2023	2022	2021
Balance at beginning of period	$3,755	$2,953	$2,210
Rights purchased	5	156	42
Rights capitalized	373	590	1,136
Rights sold(a)	(440)	(255)	2
Changes in fair value of MSRs
Due to fluctuations in market interest rates(b)	66	804	272
Due to revised assumptions or models(c)	12	(29)	(196)
Other changes in fair value(d)	(394)	(464)	(513)
Balance at end of period	$3,377	$3,755	$2,953
(a)MSRs sold include those having a negative fair value, resulting from the loans being severely delinquent.
(b)Includes changes in MSR value associated with changes in market interest rates, including estimated prepayment rates and anticipated earnings on escrow deposits.
(c)Includes changes in MSR value not caused by changes in market interest rates, such as changes in assumed cost to service, ancillary income and option adjusted spread, as well as the impact of any model changes.
(d)Primarily the change in MSR value from passage of time and cash flows realized (decay), but also includes the impact of changes to expected cash flows not associated with changes in market interest rates, such as the impact of delinquencies.

The estimated sensitivity to changes in interest rates of the fair value of the MSR portfolio and the related derivative instruments as of December 31 follows:

	2023						2022
(Dollars in Millions)	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps
MSR portfolio	$(370)	$(173)	$(84)	$77	$147	$268	$(334)	$(153)	$(73)	$66	$125	$224
Derivative instrument hedges	381	178	86	(79)	(152)	(289)	337	153	73	(67)	(127)	(236)
Net sensitivity	$11	$5	$2	$(2)	$(5)	$(21)	$3	$—	$—	$(1)	$(2)	$(12)

98 U.S. Bancorp 2023 Annual Report

The fair value of MSRs and their sensitivity to changes in interest rates is influenced by the mix of the servicing portfolio and characteristics of each segment of the portfolio. The Company’s servicing portfolio consists of the distinct portfolios of government-insured mortgages, conventional mortgages and Housing Finance Agency (“HFA”) mortgages. The servicing portfolios are predominantly comprised of fixed-rate agency loans with limited adjustable-
rate or jumbo mortgage loans. The HFA servicing portfolio is comprised of loans originated under state and local housing authority program guidelines which assist purchases by first-time or low- to moderate-income homebuyers through a favorable rate subsidy, down payment and/or closing cost assistance on government- and conventional-insured mortgages.

A summary of the Company’s MSRs and related characteristics by portfolio as of December 31 follows:

	2023				2022
(Dollars in Millions)	HFA	Government	Conventional(d)	Total	HFA	Government	Conventional(d)	Total
Servicing portfolio(a)	$48,286	$25,996	$151,056	$225,338	$44,071	$23,141	$172,541	$239,753
Fair value	$769	$507	$2,101	$3,377	$725	$454	$2,576	$3,755
Value (bps)(b)	159	195	139	150	165	196	149	157
Weighted-average servicing fees (bps)	36	44	26	30	36	42	27	30
Multiple (value/servicing fees)	4.45	4.41	5.41	5.00	4.56	4.69	5.52	5.20
Weighted-average note rate	4.56%	4.23%	3.81%	4.02%	4.16%	3.81%	3.52%	3.67%
Weighted-average age (in years)	4.3	5.5	4.3	4.4	4.0	5.7	3.7	3.9
Weighted-average expected prepayment (constant prepayment rate)	10.5%	11.1%	9.1%	9.6%	7.4%	8.5%	7.8%	7.8%
Weighted-average expected life (in years)	7.2	6.5	7.0	7.0	8.8	7.6	7.5	7.7
Weighted-average option adjusted spread(c)	5.4%	5.9%	4.6%	4.9%	7.6%	6.9%	5.1%	5.8%
(a)Represents principal balance of mortgages having corresponding MSR asset.
(b)Calculated as fair value divided by the servicing portfolio.
(c)Option adjusted spread is the incremental spread added to the risk-free rate to reflect optionality and other risk inherent in the MSRs.
(d)Represents loans sold primarily to GSEs.

NOTE 11	Intangible Assets
Intangible assets consisted of the following:

At December 31 (Dollars in Millions)	2023	2022
Goodwill	$12,489	$12,373
Merchant processing contracts	124	155
Core deposit benefits	2,134	2,706
Mortgage servicing rights	3,377	3,755
Trust relationships	41	50
Other identified intangibles	408	489
Total	$18,573	$19,528
Aggregate amortization expense consisted of the following:

Year Ended December 31 (Dollars in Millions)	2023	2022	2021
Merchant processing contracts	$31	$38	$45
Core deposit benefits	481	53	15
Trust relationships	10	12	10
Other identified intangibles	114	112	89
Total	$636	$215	$159

The estimated amortization expense for the next five years is as follows:

(Dollars in Millions)
2024	$566
2025	484
2026	415
2027	344
2028	281
The following table reflects the changes in the carrying value of goodwill for the years ended December 31, 2023, 2022 and 2021:

(Dollars in Millions)	Wealth, Corporate, Commercial and Institutional Banking	Consumer and Business Banking	Payment Services	Treasury and Corporate Support	Consolidated Company
Balance at December 31, 2020	$3,266	$3,475	$3,177	$—	$9,918
Goodwill acquired	144	35	192	—	371
Foreign exchange translation and other	263	(265)	(25)	—	(27)
Balance at December 31, 2021	$3,673	$3,245	$3,344	$—	$10,262
Goodwill acquired	918	1,220	11	—	2,149
Foreign exchange translation and other	(2)	—	(36)	—	(38)
Balance at December 31, 2022	$4,589	$4,465	$3,319	$—	$12,373
Goodwill acquired	235	(139)	—	—	96
Foreign exchange translation and other	1	—	19	—	20
Balance at December 31, 2023	$4,825	$4,326	$3,338	$—	$12,489

NOTE 12	Deposits
The composition of deposits at December 31 was as follows:

(Dollars in Millions)	2023	2022
Noninterest-bearing deposits	$89,989	$137,743
Interest-bearing deposits
Interest checking	127,453	134,491
Money market savings	199,378	148,014
Savings accounts	43,219	71,782
Time deposits	52,273	32,946
Total interest-bearing deposits	422,323	387,233
Total deposits	$512,312	$524,976
The maturities of time deposits outstanding at December 31, 2023 were as follows:

(Dollars in Millions)
2024	$44,570
2025	6,448
2026	798
2027	252
2028	197
Thereafter	8
Total	$52,273

100 U.S. Bancorp 2023 Annual Report

NOTE 13	Short-Term Borrowings
Short-term borrowings at December 31 consisted of the following:

(Dollars in Millions)	2023	2022
Federal funds purchased	$248	$226
Securities sold under agreements to repurchase	3,576	1,431
Commercial paper	7,773	8,145
Other short-term borrowings	3,682	21,414	(a)
Total	$15,279	$31,216
(a)Balance primarily includes short-term FHLB advances.

NOTE 14	Long-Term Debt
Long-term debt (debt with original maturities of more than one year) at December 31 consisted of the following:

(Dollars in Millions)	Rate Type	Rate(a)	Maturity Date	2023	2022
U.S. Bancorp (Parent Company)
Subordinated notes	Fixed	3.600%	2024	$1,000	$1,000
	Fixed	7.500%	2026	199	199
	Fixed	3.100%	2026	1,000	1,000
	Fixed	3.000%	2029	1,000	1,000
	Fixed	4.967%	2033	1,300	1,300
	Fixed	2.491%	2036	1,300	1,300
Medium-term notes	Fixed	.850% - 6.787%	2024 - 2034	26,618	18,468
Other(b)				1,915	2,716
Subtotal				34,332	26,983
Subsidiaries
Federal Home Loan Bank advances	Fixed	1.860% - 8.250%	2025 - 2026	9,051	2,051
	Floating	6.080% - 6.100%	2025 - 2026	3,000	3,000
Bank notes	Fixed	2.050% - 5.550%	2025 - 2032	2,289	4,800
	Floating	—% - 5.398%	2046 - 2062	1,324	1,352
Other(c)				1,484	1,643
Subtotal				17,148	12,846
Total				$51,480	$39,829
(a)Weighted-average interest rates of medium-term notes, Federal Home Loan Bank advances and bank notes were 3.89 percent, 4.94 percent and 3.27 percent, respectively.
(b)Includes $2.1 billion and $2.9 billion at December 31, 2023 and 2022, respectively, of discounted noninterest-bearing additional cash received by the Company upon close of the MUB acquisition to be delivered to MUFG on or prior to December 1, 2027, discounted at the Company’s 5-year unsecured borrowing rate as of the acquisition date, as well as debt issuance fees and unrealized gains and losses and deferred amounts relating to derivative instruments.
(c)Includes consolidated community development and tax-advantaged investment VIEs, finance lease obligations, debt issuance fees, and unrealized gains and losses and deferred amounts relating to derivative instruments.

The Company has arrangements with the Federal Home Loan Bank and Federal Reserve Bank whereby the Company could have borrowed an additional $215.8 billion and $114.8 billion at December 31, 2023 and 2022, respectively.
Maturities of long-term debt outstanding at December 31, 2023, were:

(Dollars in Millions)	Parent Company	Consolidated
2024	$5,475	$6,663
2025	2,030	6,559
2026	3,906	13,381
2027	4,763	4,796
2028	3,824	3,835
Thereafter	14,334	16,246
Total	$34,332	$51,480

NOTE 15	Shareholders' Equity
At December 31, 2023 and 2022, the Company had authority to issue 4 billion shares of common stock and 50 million shares of preferred stock. The Company had 1.6 billion and 1.5 billion shares of common stock outstanding at
December 31, 2023 and 2022, respectively. The Company had 27 million shares reserved for future issuances, primarily under its stock incentive plans at December 31, 2023.
The number of shares issued and outstanding and the carrying amount of each outstanding series of the Company’s preferred stock at December 31 were as follows:

	2023				2022
(Dollars in Millions)	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount
Series A	12,510	$1,251	$145	$1,106	12,510	$1,251	$145	$1,106
Series B	40,000	1,000	—	1,000	40,000	1,000	—	1,000
Series J	40,000	1,000	7	993	40,000	1,000	7	993
Series K	23,000	575	10	565	23,000	575	10	565
Series L	20,000	500	14	486	20,000	500	14	486
Series M	30,000	750	21	729	30,000	750	21	729
Series N	60,000	1,500	8	1,492	60,000	1,500	8	1,492
Series O	18,000	450	13	437	18,000	450	13	437
Total preferred stock(a)	243,510	$7,026	$218	$6,808	243,510	$7,026	$218	$6,808
(a)The par value of all shares issued and outstanding at December 31, 2023 and 2022, was $1.00 per share.

Prior to July 1, 2023, dividends for the Company’s outstanding Series A Preferred Stock, Series B Preferred Stock and Series J Preferred Stock (each as defined below) were calculated based on LIBOR. On July 1, 2023, the interest rate on these series of preferred stock transitioned from a LIBOR-based rate to a rate based on the Secured Overnight Financing Rate (“SOFR”), including a credit spread adjustment, pursuant to the Adjustable Interest Rate (LIBOR) Act.
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

102 U.S. Bancorp 2023 Annual Report

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
During 2018, the Company issued depositary shares representing an ownership interest in 23,000 shares of Series K Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series K Preferred Stock”). The Series K Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to 5.50 percent. The Series K Preferred Stock is redeemable at the Company’s option, in whole or in part.
During 2017, the Company issued depositary shares representing an ownership interest in 40,000 shares of Series J Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series J Preferred Stock”). The Series J Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable semiannually, in arrears, at a rate per annum equal to 5.300 percent from the date of issuance to, but excluding, April 15, 2027, and thereafter will accrue and be payable quarterly at a floating rate per annum equal to 2.914 percent above three-month CME Term SOFR plus a credit spread adjustment of 0.26161 percent. The Series J Preferred Stock is redeemable at the Company’s option, in whole or in part, on or after April 15, 2027. The Series J Preferred Stock is redeemable at the Company’s option, in whole, but not in part, prior to April 15, 2027 within 90 days following an official administrative or judicial decision, amendment to, or change in the laws or regulations that would not allow the Company to treat the full liquidation value of the Series J Preferred Stock as Tier 1 capital for purposes of the capital adequacy guidelines of the Federal Reserve Board.
During 2010, the Company issued depositary shares representing an ownership interest in 5,746 shares of Series A Non-Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”) to investors, in exchange for their portion of USB Capital IX Income Trust Securities. During 2011, the Company issued depositary shares representing an ownership interest in 6,764 shares of Series A Preferred Stock to USB Capital IX, thereby settling the stock purchase contract established between the Company and USB Capital IX as part of the 2006 issuance of USB Capital IX Income Trust Securities. The preferred shares were issued to USB Capital IX for the purchase price specified in the stock forward purchase contract. The Series A Preferred Stock has a liquidation preference of $100,000 per share, no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to the greater of 1.02 percent above three-month CME Term SOFR plus a credit spread adjustment of 0.26161 percent, or 3.50 percent. The Series A Preferred Stock is redeemable at the Company’s option, subject to prior approval by the Federal Reserve Board.
During 2006, the Company issued depositary shares representing an ownership interest in 40,000 shares of Series B Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series B Preferred Stock”). The Series B Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to the greater of 0.60 percent above three-month CME Term SOFR plus a credit spread adjustment of 0.26161 percent, or 3.50 percent. The Series B Preferred Stock is redeemable at the Company’s option, subject to the prior approval of the Federal Reserve Board.
During 2023, 2022 and 2021, the Company repurchased shares of its common stock under various authorizations approved by its Board of Directors. The Company suspended all common stock repurchases at the beginning of the third quarter of 2021, except for those done exclusively in connection with its stock-based compensation programs, due to its acquisition of MUB. The Company will evaluate its future share repurchases in connection with potential capital requirements given proposed regulatory capital rules and the related landscape.
The following table summarizes the Company’s common stock repurchased in each of the last three years:

(Dollars and Shares in Millions)	Shares	Value
2023	1	$62
2022	1	69
2021	28	1,556

Shareholders’ equity is affected by transactions and valuations of asset and liability positions that require adjustments to accumulated other comprehensive income (loss). The reconciliation of the transactions affecting accumulated other comprehensive income (loss) included in shareholders’ equity for the years ended December 31, is as follows:

(Dollars in Millions)	Unrealized Gains (Losses) on Investment Securities Available-For-Sale	Unrealized Gains (Losses) on Investment Securities Transferred From Available-For-Sale to Held-To-Maturity	Unrealized Gains (Losses) on Derivative Hedges	Unrealized Gains (Losses) on Retirement Plans	Foreign Currency Translation	Total
2023
Balance at beginning of period	$(6,378)	$(3,933)	$(114)	$(939)	$(43)	$(11,407)
Changes in unrealized gains (losses)	1,500	—	(252)	(262)	—	986
Foreign currency translation adjustment(a)	—	—	—	—	21	21
Reclassification to earnings of realized (gains) losses	145	530	80	(7)	—	748
Applicable income taxes	(418)	(134)	44	70	(6)	(444)
Balance at end of period	$(5,151)	$(3,537)	$(242)	$(1,138)	$(28)	$(10,096)
2022
Balance at beginning of period	$540	$(935)	$(85)	$(1,426)	$(37)	$(1,943)
Changes in unrealized gains (losses)	(13,656)	—	(75)	526	—	(13,205)
Transfer of securities from available-for-sale to held-to-maturity	4,413	(4,413)	—	—	—	—
Foreign currency translation adjustment(a)	—	—	—	—	(10)	(10)
Reclassification to earnings of realized (gains) losses	(20)	400	36	128	—	544
Applicable income taxes	2,345	1,015	10	(167)	4	3,207
Balance at end of period	$(6,378)	$(3,933)	$(114)	$(939)	$(43)	$(11,407)
2021
Balance at beginning of period	$2,417	$—	$(189)	$(1,842)	$(64)	$322
Changes in unrealized gains and losses	(3,698)	—	125	400	—	(3,173)
Transfer of securities from available-for-sale to held-to-maturity	1,289	(1,289)	—	—	—	—
Foreign currency translation adjustment(a)	—	—	—	—	35	35
Reclassification to earnings of realized (gains) losses	(103)	36	14	157	—	104
Applicable income taxes	635	318	(35)	(141)	(8)	769
Balance at end of period	$540	$(935)	$(85)	$(1,426)	$(37)	$(1,943)
(a)Represents the impact of changes in foreign currency exchange rates on the Company’s investment in foreign operations and related hedges.

104 U.S. Bancorp 2023 Annual Report

Additional detail about the impact to net income for items reclassified out of accumulated other comprehensive income (loss) and into earnings for the years ended December 31 is as follows:

	Impact to Net Income			Affected Line Item in the Consolidated Statement of Income
(Dollars in Millions)	2023	2022	2021
Unrealized gains (losses) on investment securities available-for-sale
Realized gains (losses) on sale of investment securities	$(145)	$20	$103	Securities gains (losses), net
	37	(5)	(26)	Applicable income taxes
	(108)	15	77	Net-of-tax
Unrealized gains (losses) on investment securities transferred from available-for-sale to held-to-maturity
Amortization of unrealized gains (losses)	(530)	(400)	(36)	Interest income
	134	119	9	Applicable income taxes
	(396)	(281)	(27)	Net-of-tax
Unrealized gains (losses) on derivative hedges
Realized gains (losses) on derivative hedges	(80)	(36)	(14)	Net interest income
	21	9	4	Applicable income taxes
	(59)	(27)	(10)	Net-of-tax
Unrealized gains (losses) on retirement plans
Actuarial gains (losses) and prior service cost (credit) amortization	7	(128)	(157)	Other noninterest expense
	(2)	33	40	Applicable income taxes
	5	(95)	(117)	Net-of-tax
Total impact to net income	$(558)	$(388)	$(77)
Regulatory Capital The Company uses certain measures defined by bank regulatory agencies to assess its capital. The regulatory capital requirements effective for the Company follow Basel III, with the Company being subject to calculating its capital adequacy as a percentage of risk-weighted assets under the standardized approach.
Tier 1 capital is considered core capital and includes common shareholders’ equity adjusted for the aggregate impact of certain items included in other comprehensive income (loss) (“common equity tier 1 capital”), plus qualifying preferred stock, trust preferred securities and noncontrolling interests in consolidated subsidiaries subject to certain limitations. Total risk-based capital includes Tier 1 capital and other items such as subordinated debt and the allowance for credit losses. Capital measures are stated as a percentage of risk-weighted assets, which are measured based on their perceived credit risks and include certain off-balance sheet exposures, such as unfunded loan commitments, letters of credit, and derivative contracts. Beginning in 2022, the Company began to phase into its regulatory capital requirements the cumulative deferred impact of its 2020 adoption of the accounting guidance related to the impairment of financial instruments based on the CECL methodology plus 25 percent of its quarterly credit reserve increases over the past two years. This cumulative deferred impact will be phased into the Company’s regulatory capital through 2024, culminating with a fully phased in regulatory capital calculation beginning in 2025.
The Company is also subject to leverage ratio requirements, which is defined as Tier 1 capital as a percentage of adjusted average assets under the standardized approach and Tier 1 capital as a percentage of total on- and off-balance sheet leverage exposure under more risk-sensitive advanced approaches.

The following table provides a summary of the regulatory capital requirements in effect, along with the actual components and ratios for the Company and its bank subsidiaries, at December 31:

	U.S. Bancorp		U.S. Bank National Association		MUFG Union Bank National Association(a)
(Dollars in Millions)	2023	2022	2023	2022	2022
Basel III Standardized Approach:
Common equity tier 1 capital	$44,947	$41,560	$58,194	$46,681	$10,888
Tier 1 capital	52,199	48,813	58,638	47,127	10,888
Total risk-based capital	61,921	59,015	68,817	56,736	11,565
Risk-weighted assets	453,390	496,500	445,829	436,764	58,641
Common equity tier 1 capital as a percent of risk-weighted assets	9.9%	8.4%	13.1%	10.7%	18.6%
Tier 1 capital as a percent of risk-weighted assets	11.5	9.8	13.2	10.8	18.6
Total risk-based capital as a percent of risk-weighted assets	13.7	11.9	15.4	13.0	19.7
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	8.1	7.9	9.2	8.1	10.9
Tier 1 capital as a percent of total on- and off-balance sheet leverage exposure (total leverage exposure ratio)	6.6	6.4	7.5	6.5	10.1

	Minimum(b)	Well- Capitalized
Bank Regulatory Capital Requirements
Common equity tier 1 capital as a percent of risk-weighted assets	7.0%	6.5%
Tier 1 capital as a percent of risk-weighted assets	8.5	8.0
Total risk-based capital as a percent of risk-weighted assets	10.5	10.0
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	4.0	5.0
Tier 1 capital as a percent of total on- and off-balance sheet leverage exposure (total leverage exposure ratio)(c)	3.0	3.0
(a) MUFG Union Bank National Association merged into U.S. Bank National Association during 2023.
(b)The minimum common equity tier 1 capital, tier 1 capital and total risk-based capital ratio requirements reflect a stress capital buffer requirement of 2.5 percent. Banks and financial services holding companies must maintain minimum capital levels, including a stress capital buffer requirement, to avoid limitations on capital distributions and certain discretionary compensation payments.
(c)A minimum "well-capitalized" threshold does not apply to U.S. Bancorp for this ratio as it is not formally defined under applicable banking regulations for bank holding companies.

Noncontrolling interests principally represent third-party investors’ interests in consolidated entities, including preferred stock of consolidated subsidiaries. During 2006, the Company’s banking subsidiary formed USB Realty Corp., a real estate investment trust, for the purpose of issuing 5,000 shares of Fixed-to-Floating Rate Exchangeable Non-cumulative Perpetual Series A Preferred Stock with a liquidation preference of $100,000 per share (“Series A Preferred Securities”) to third-party investors. Dividends on the Series A Preferred Securities, if declared, will accrue and be payable quarterly, in arrears, at a rate per annum equal to 1.147 percent above three-month CME Term SOFR plus a credit spread adjustment of 0.26161 percent. Prior to July 1, 2023, dividends for the Series A Preferred Securities were calculated based on LIBOR. On July 1, 2023, the interest rate on these securities transitioned from a LIBOR-based rate to a SOFR-based rate, including a credit spread adjustment, pursuant to the Adjustable Interest Rate (LIBOR) Act. If USB
Realty Corp. has not declared a dividend on the Series A Preferred Securities before the dividend payment date for any dividend period, such dividend shall not be cumulative and shall cease to accrue and be payable, and USB Realty Corp. will have no obligation to pay dividends accrued for such dividend period, whether or not dividends on the Series A Preferred Securities are declared for any future dividend period.
The Series A Preferred Securities will be redeemable, in whole or in part, at the option of USB Realty Corp. on each fifth anniversary after the dividend payment date occurring in January 2012. Any redemption will be subject to the approval of the Office of the Comptroller of the Currency (“OCC”). During 2016, the Company purchased 500 shares of the Series A Preferred Securities held by third-party investors. As of December 31, 2023, 4,500 shares of the Series A Preferred Securities remain outstanding.

106 U.S. Bancorp 2023 Annual Report

NOTE 16	Earnings Per Share
The components of earnings per share were:

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2023	2022	2021
Net income attributable to U.S. Bancorp	$5,429	$5,825	$7,963
Preferred dividends	(350)	(296)	(303)
Impact of preferred stock call and redemption	—	—	(17)	(a)
Earnings allocated to participating stock awards	(28)	(28)	(38)
Net income applicable to U.S. Bancorp common shareholders	$5,051	$5,501	$7,605
Average common shares outstanding	1,543	1,489	1,489
Net effect of the exercise and assumed purchase of stock awards	—	1	1
Average diluted common shares outstanding	1,543	1,490	1,490
Earnings per common share	$3.27	$3.69	$5.11
Diluted earnings per common share	$3.27	$3.69	$5.10
(a)Represents stock issuance costs originally recorded in preferred stock upon the issuance of the Company’s Series I and Series F Preferred Stock that were reclassified to retained earnings on the date the Company announced its intent to redeem the outstanding shares.
Options outstanding at December 31, 2023 and 2022, to purchase 3 million and 1 million common shares, respectively, were not included in the computation of diluted earnings per share for the years ended December 31, 2023 and 2022, because they were antidilutive.

NOTE 17	Employee Benefits
Employee Retirement Savings Plan The Company has a defined contribution retirement savings plan that covers substantially all its employees. Qualified employees are allowed to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested at their direction among a variety of investment alternatives. Employee contributions are 100 percent matched by the Company, up to four percent of each employee’s eligible annual compensation. The Company’s matching contribution vests immediately and is invested in the same manner as each employee’s future contribution elections. Total expense for the Company’s matching contributions was $254 million, $211 million and $213 million in 2023, 2022 and 2021, respectively.
Pension and Postretirement Welfare Plans The Company has tax qualified noncontributory defined benefit pension plans, nonqualified pension plans and postretirement welfare plans.
Pension Plans The funded tax qualified noncontributory defined benefit pension plans provide benefits to substantially all the Company’s employees. Participants receive annual cash balance pay credits based on eligible pay multiplied by a percentage determined by their age and/or years of service, as defined by the plan documents. Participants also receive an annual interest credit. Generally, employees become vested upon completing three years of vesting service. The Company did not contribute to its qualified pension plans in 2023 and 2022 and does not expect to contribute to the plans in 2024.
The Company also maintains two non-qualified plans that are unfunded and provide benefits to certain employees. The assumptions used in computing the accumulated benefit obligation, the projected benefit obligation and net pension expense are substantially consistent with those assumptions used for the funded qualified plans. In 2024, the Company expects to contribute approximately $27 million to its non-qualified pension plans, which equals the 2024 expected benefit payments.
Postretirement Welfare Plans In addition to providing pension benefits, the Company has funded and unfunded postretirement welfare plans available to certain eligible participants based on their hire or retirement date. The plans are closed to new participants. In 2024, the Company does not expect to contribute to its postretirement welfare plans.

The following table summarizes the changes in benefit obligations and plan assets for the years ended December 31, and the funded status and amounts recognized in the Consolidated Balance Sheet at December 31 for the pension plans:

(Dollars in Millions)	2023	2022
Change In Projected Benefit Obligation(a)
Benefit obligation at beginning of measurement period	$6,617	$8,030
Service cost	223	280
Interest cost	370	248
Plan amendments	(23)	2
Actuarial (gain) loss	398	(2,250)
Lump sum settlements	(94)	(76)
Benefit payments	(213)	(195)
Acquisitions	—	578
Benefit obligation at end of measurement period(b)	$7,278	$6,617
Change In Fair Value Of Plan Assets
Fair value at beginning of measurement period	$7,375	$8,113
Actual return on plan assets	658	(1,245)
Employer contributions	28	28
Lump sum settlements	(94)	(76)
Benefit payments	(213)	(195)
Acquisitions(c)	25	750
Fair value at end of measurement period	$7,779	$7,375
Funded Status	$501	$758
Components Of The Consolidated Balance Sheet
Noncurrent benefit asset	$1,072	$1,286
Current benefit liability	(26)	(25)
Noncurrent benefit liability	(545)	(503)
Recognized amount	$501	$758
Accumulated Other Comprehensive Income (Loss), Pretax
Net actuarial loss	$(1,607)	$(1,326)
Net prior service credit	34	12
Recognized amount	$(1,573)	$(1,314)
Note: At December 31, 2023 and 2022, the postretirement welfare plans projected benefit obligation was $49 million and $51 million, respectively, the fair value of plan assets was $45 million and $42 million, respectively, and the amount recognized in accumulated other comprehensive income (loss), pretax was $52 million and $62 million, respectively.
(a)The increase in the projected benefit obligation for 2023 was primarily due to a lower discount rate, and the decrease for 2022 was primarily due to a higher discount rate partially offset by the acquired MUB benefit obligations.
(b)At December 31, 2023 and 2022, the accumulated benefit obligation for all pension plans was $6.8 billion and $5.0 billion, respectively.
(c)The increase in plan assets was related to the 2022 MUB acquisition.
The following table provides information for pension plans with benefit obligations in excess of plan assets at December 31:

(Dollars in Millions)	2023	2022
Plans with Projected Benefit Obligations in Excess of Plan Assets
Projected benefit obligation	$571	$528
Fair value of plan assets	—	—
Plans with Accumulated Benefit Obligations in Excess of Plan Assets
Accumulated benefit obligation	$530	$487
Fair value of plan assets	—	—

108 U.S. Bancorp 2023 Annual Report

The following table sets forth the components of net periodic pension cost and other amounts recognized in accumulated other comprehensive income (loss) for the years ended December 31 for the pension plans:

(Dollars in Millions)	2023	2022	2021
Components Of Net Periodic Pension Cost
Service cost	$223	$280	$265
Interest cost	370	248	219
Expected return on plan assets	(546)	(481)	(450)
Prior service credit amortization	(1)	(2)	(2)
Actuarial loss amortization	5	140	169
Net periodic pension cost	$51	$185	$201
Other Changes In Plan Assets And Benefit Obligations Recognized In Other Comprehensive Income (Loss)
Net actuarial (loss) gain arising during the year	$(286)	$523	$398
Net actuarial loss amortized during the year	5	140	169
Net prior service credit (cost) arising during the year	23	(2)	—
Net prior service credit amortized during the year	(1)	(2)	(2)
Total recognized in other comprehensive income (loss)	$(259)	$659	$565
Total recognized in net periodic pension cost and other comprehensive income (loss)	$(310)	$474	$364
Note: The net periodic benefit for the postretirement welfare plans was $10 million, $9 million and $9 million for the years end December 31, 2023, 2022 and 2021, respectively. The total of other amounts recognized as other comprehensive loss was $10 million, $5 million and $8 million for the years ended December 31, 2023, 2022 and 2021, respectively.
The following table sets forth weighted-average assumptions used to determine the pension plans projected benefit obligations at December 31:

	2023	2022
Discount rate	5.12%	5.55%
Cash balance interest crediting rate	3.04	3.36
Rate of compensation increase(a)	3.72	4.13
(a)Determined on an active liability-weighted basis.
The following table sets forth weighted-average assumptions used to determine net periodic pension cost for the years ended December 31:

	2023	2022	2021
Discount rate	5.55%	3.00%	2.75%
Cash balance interest crediting rate	3.36	3.00	3.00
Expected return on plan assets(a)	6.75	6.50	6.50
Rate of compensation increase(b)	4.13	3.56	3.56
(a)With the help of an independent pension consultant, the Company considers several sources when developing its expected long-term rates of return on plan assets assumptions, including, but not limited to, past returns and estimates of future returns given the plans’ asset allocation, economic conditions, and peer group long-term rate of return information. The Company determines its expected long-term rates of return reflecting current economic conditions and plan assets.
(b)Determined on an active liability-weighted basis.

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

At December 31, 2023 and 2022, plan assets included an asset management arrangement with a related party totaling $62.6 million and $87.8 million, respectively.
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
The following table summarizes qualified pension plans investment assets measured at fair value at December 31:

	2023				2022
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$68	$—	$—	$68	$202	$—	$—	$202
Debt securities	—	—	—	—	961	855	—	1,816
Mutual funds
Debt securities	—	—	—	—	—	382	—	382
Emerging markets equity securities	—	—	—	—	—	156	—	156
Other	—	—	—	—	—	—	6	6
	$68	$—	$—	68	$1,163	$1,393	$6	2,562
Plan investment assets not classified in fair value hierarchy(a):
Collective investment funds
Domestic equity securities				1,546				1,494
Domestic mid-small cap equity securities				406				313
International equity securities				981				620
Domestic real estate securities				142				144
Fixed income				2,295				—
Real estate funds(b)				746				763
Hedge funds(c)				412				451
Private equity funds(d)				1,183				1,028
Total plan investment assets at fair value				$7,779				$7,375
(a)These investments are valued based on net asset value per share as a practical expedient; fair values are provided to reconcile to total investment assets of the plans at fair value.
(b)This category consists of several investment strategies diversified across several real estate managers.
(c)This category consists of several investment strategies diversified across several hedge fund managers.
(d)This category consists of several investment strategies diversified across several private equity fund managers.

110 U.S. Bancorp 2023 Annual Report

The following table summarizes the changes in fair value for qualified pension plans investment assets measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31:

	2023	2022	2021
(Dollars in Millions)	Other	Other	Other
Balance at beginning of period	$6	$4	$6
Unrealized gains (losses) relating to assets still held at end of year	—	2	(2)
Purchases, sales, and settlements, net	(6)	—	—
Balance at end of period	$—	$6	$4
The following benefit payments are expected to be paid from the pension plans for the years ended December 31:

(Dollars in Millions)
2024	$332
2025	383
2026	391
2027	416
2028	430
2029-2033	2,439

NOTE 18	Stock-Based Compensation
As part of its employee and director compensation programs, the Company currently may grant certain stock awards under the provisions of its stock incentive plan. The plan provides for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant. Option grants are generally exercisable up to ten years from the date of grant. In addition, the plan provides for grants of shares of common stock or stock units that are subject to restriction on transfer prior to vesting. Most stock and unit awards vest over three to five years and are subject to forfeiture if certain vesting requirements are not met. Stock incentive plans of acquired companies are generally terminated at the merger closing dates. Participants under such plans receive the Company’s common stock, options to buy the Company’s common stock, or long term cash incentives, based on the conversion terms of the various merger agreements. At December 31, 2023, there were 15 million shares (subject to adjustment for forfeitures) available for grant under the Company’s stock incentive plan.
Stock Option Awards
The following is a summary of stock options outstanding and exercised under prior and existing stock incentive plans of the Company:

Year Ended December 31	Stock Options/Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)

2023
Number outstanding at beginning of period	3,253,090	$44.42
Exercised	(399,329)	38.15
Cancelled(a)	(15,476)	47.88
Number outstanding at end of period(b)	2,838,285	$45.28	2.0	$—
Exercisable at end of period	2,838,285	$45.28	2.0	$—
2022
Number outstanding at beginning of period	3,890,131	$42.58
Exercised	(624,729)	32.87
Cancelled(a)	(12,312)	50.97
Number outstanding at end of period(b)	3,253,090	$44.42	2.7	$—
Exercisable at end of period	3,253,090	$44.42	2.7	$—
2021
Number outstanding at beginning of period	5,180,391	$40.38
Exercised	(1,281,646)	33.66
Cancelled(a)	(8,614)	48.20
Number outstanding at end of period(b)	3,890,131	$42.58	3.3	$53
Exercisable at end of period	3,890,131	$42.58	3.3	$53
Note: The Company did not grant any stock option awards during 2023, 2022, and 2021.
(a)Options cancelled include both non-vested (i.e., forfeitures) and vested options.
(b)Outstanding options include stock-based awards that may be forfeited in future periods. The impact of the estimated forfeitures is reflected in compensation expense.
Stock-based compensation expense is based on the estimated fair value of the award at the date of grant or modification. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model, requiring the use of subjective assumptions. Because employee stock options have characteristics that differ from those of traded options, including vesting provisions and trading limitations that impact their liquidity, the determined value used to measure compensation expense may vary from the actual fair value of the employee stock options. To satisfy option exercises, the Company predominantly uses treasury stock.

112 U.S. Bancorp 2023 Annual Report

The following summarizes certain stock option activity of the Company:

Year Ended December 31 (Dollars in Millions)	2023	2022	2021
Fair value of options vested	$—	$—	$3
Intrinsic value of options exercised	2	15	27
Cash received from options exercised	15	21	43
Tax benefit realized from options exercised	1	4	7
Additional information regarding stock options outstanding as of December 31, 2023, is as follows:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Shares	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
$35.01—$40.00	1,008,046	2.1	$39.49	1,008,046	$39.49
$40.01—$45.00	988,880	0.8	42.95	988,880	42.95
$45.01—$50.00	—	—	—	—	—
$50.01—$55.01	841,359	3.1	54.96	841,359	54.96
	2,838,285	2.0	$45.28	2,838,285	$45.28
Restricted Stock and Unit Awards
A summary of the status of the Company’s restricted shares of stock and unit awards is presented below:

	2023		2022		2021
Year Ended December 31	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at beginning of period	6,880,826	$52.59	6,812,753	$51.04	6,343,313	$51.38
Granted	5,565,634	45.87	4,109,793	55.62	4,512,995	52.54
Vested	(3,872,874)	52.05	(3,690,666)	52.88	(3,793,978)	53.27
Cancelled	(257,015)	50.00	(351,054)	54.95	(249,577)	52.83
Outstanding at end of period	8,316,571	$48.42	6,880,826	$52.59	6,812,753	$51.04
The total fair value of shares vested was $180 million, $198 million and $191 million for the years ended December 31, 2023, 2022 and 2021, respectively. Stock-based compensation expense was $224 million, $202 million and $207 million for the years ended December 31, 2023, 2022 and 2021, respectively. On an after-tax basis, stock-based compensation was $167 million, $152 million and $155 million for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, there was $175 million of total unrecognized compensation cost related to nonvested share-based arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 1.8 years as compensation expense.

NOTE 19	Income Taxes
The components of income tax expense were:

Year Ended December 31 (Dollars in Millions)	2023	2022	2021
Federal
Current	$1,434	$1,366	$1,203
Deferred	(326)	(108)	469
Federal income tax	1,108	1,258	1,672
State
Current	482	401	398
Deferred	(183)	(196)	111
State income tax	299	205	509
Total income tax provision	$1,407	$1,463	$2,181
A reconciliation of expected income tax expense at the federal statutory rate of 21 percent to the Company’s applicable income tax expense follows:

Year Ended December 31 (Dollars in Millions)	2023	2022	2021
Tax at statutory rate	$1,442	$1,533	$2,135
State income tax, at statutory rates, net of federal tax benefit	322	305	439
Tax effect of
Tax credits and benefits, net of related expenses	(272)	(273)	(331)
Tax-exempt income	(142)	(121)	(114)
Revaluation of tax related assets and liabilities(a)	15	(79)	—
Nondeductible legal and regulatory expenses	76	37	24
Other items	(34)	61	28
Applicable income taxes	$1,407	$1,463	$2,181
(a)The 2022 acquisition of MUB resulted in an increase in the Company’s state effective tax rate, requiring the Company to revalue its state deferred tax assets and liabilities. As a result of this revaluation, the Company recorded an estimated net tax benefit of $79 million during 2022.
The tax effects of fair value adjustments on securities available-for-sale, derivative instruments in cash flow hedges, foreign currency translation adjustments, and pension and post-retirement plans are recorded directly to shareholders’ equity as part of other comprehensive income (loss).
In preparing its tax returns, the Company is required to interpret complex tax laws and regulations and utilize income and cost allocation methods to determine its taxable income. On an ongoing basis, the Company is subject to examinations by federal, state, local and foreign taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed and matters are resolved. Federal tax examinations for all years ending through December 31, 2016 are completed and resolved. The Company’s tax returns for the years ended December 31, 2017 through December 31, 2020 are under examination by the Internal Revenue Service. The years open to examination by foreign, state and local government authorities vary by jurisdiction.
A reconciliation of the changes in the federal, state and foreign uncertain tax position balances are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2023	2022	2021
Balance at beginning of period	$513	$487	$474
Additions for tax positions taken in prior years	141	35	14
Additions for tax positions taken in the current year	3	3	7
Exam resolutions	(302)	(8)	(1)
Statute expirations	(5)	(4)	(7)
Balance at end of period	$350	$513	$487

114 U.S. Bancorp 2023 Annual Report

The total amount of uncertain tax positions that, if recognized, would impact the effective income tax rate as of December 31, 2023, 2022 and 2021, were $276 million, $294 million and $285 million, respectively. The Company classifies interest and penalties related to uncertain tax positions as a component of income tax expense. At December 31, 2023, the Company’s uncertain tax position balance included $40 million of accrued interest and penalties. During the years ended December 31, 2023,
2022 and 2021 the Company recorded approximately $(11) million, $7 million and $5 million, respectively, in interest and penalties on uncertain tax positions.
Deferred income tax assets and liabilities reflect the tax effect of estimated temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.
The significant components of the Company’s net deferred tax asset (liability) follows:

At December 31 (Dollars in Millions)	2023	2022
Deferred Tax Assets
Securities available-for-sale and financial instruments	$3,231	$3,992
Federal, state and foreign net operating loss, credit carryforwards and other carryforwards	2,836	2,677
Allowance for credit losses	2,051	1,980
Loans	1,013	1,287
Accrued expenses	838	618
Obligation for operating leases	348	368
Partnerships and other investment assets	271	112
Stock compensation	87	81
Other deferred tax assets, net	370	501
Gross deferred tax assets	11,045	11,616
Deferred Tax Liabilities
Leasing activities	(1,455)	(1,813)
Goodwill and other intangible assets	(1,450)	(1,575)
Mortgage servicing rights	(758)	(815)
Right of use operating leases	(301)	(325)
Pension and postretirement benefits	(115)	(172)
Fixed assets	(44)	(125)
Other deferred tax liabilities, net	(168)	(234)
Gross deferred tax liabilities	(4,291)	(5,059)
Valuation allowance	(364)	(263)
Net Deferred Tax Asset	$6,390	$6,294
The Company has approximately $2.7 billion of federal, state and foreign net operating loss carryforwards which expire at various times beginning in 2024. A substantial portion of these carryforwards relate to state-only net operating losses, for which the related deferred tax asset is subject to a full valuation allowance as the carryforwards are not expected to be realized within the carryforward period. Management has determined it is more likely than not the other net deferred tax assets could be realized through carry back to taxable income in prior years, future reversals of existing taxable temporary differences and future taxable income.
In addition, the Company has $1.3 billion of federal credit carryforwards which expire at various times through 2043 which are not subject to a valuation allowance as management believes that it is more likely than not that the credits will be utilized within the carryforward period.
At December 31, 2023, retained earnings included approximately $102 million of base year reserves of acquired thrift institutions, for which no deferred federal income tax liability has been recognized. These base year reserves would be recaptured if certain subsidiaries of the Company cease to qualify as a bank for federal income tax purposes. The base year reserves also remain subject to income tax penalty provisions that, in general, require recapture upon certain stock redemptions of, and excess distributions to, stockholders.

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
Cash Flow Hedges These derivatives are interest rate swaps the Company uses to hedge the forecasted cash flows from its underlying variable-rate loans and debt. Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income (loss) until the cash flows of the hedged items are realized. If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in other comprehensive income (loss) is reported in earnings immediately, unless the forecasted transaction is at least reasonably possible of occurring, whereby the amounts remain within other comprehensive income (loss). At December 31, 2023, the Company had $242 million (net-of-tax) of realized and unrealized losses on derivatives classified as cash flow hedges recorded in other comprehensive income (loss), compared with $114 million (net-of-tax) of realized and unrealized losses at December 31, 2022. The estimated amount to be reclassified from other comprehensive income (loss) into earnings during the next 12 months is a loss of
$78 million (net-of-tax). All cash flow hedges were highly effective for the twelve months ended December 31, 2023.
Net Investment Hedges The Company uses forward commitments to sell specified amounts of certain foreign currencies, and non-derivative debt instruments, to hedge the volatility of its net investment in foreign operations driven by fluctuations in foreign currency exchange rates. The carrying amount of non-derivative debt instruments designated as net investment hedges was $1.3 billion at December 31, 2023 and December 31, 2022.
Other Derivative Positions The Company enters into free-standing derivatives to mitigate interest rate risk and for other risk management purposes. These derivatives include forward commitments to sell TBAs and other commitments to sell residential mortgage loans, which are used to economically hedge the interest rate risk related to MLHFS and unfunded mortgage loan commitments. The Company also enters into interest rate swaps, swaptions, forward commitments to buy TBAs, U.S. Treasury and Eurodollar futures and options on U.S. Treasury futures to economically hedge the change in the fair value of the Company’s MSRs. The Company enters into foreign currency forwards to economically hedge remeasurement gains and losses the Company recognizes on foreign currency denominated assets and liabilities. The Company also enters into interest rate swaps as economic hedges of fair value option elected deposits. In addition, the Company acts as a seller and buyer of interest rate, foreign exchange and commodity contracts for its customers. The Company mitigates the market and liquidity risk associated with these customer derivatives by entering into similar offsetting positions with broker-dealers, or on a portfolio basis by entering into other derivative or non-derivative financial instruments that partially or fully offset the exposure to earnings from these customer-related positions. The Company’s customer derivatives and related hedges are monitored and reviewed by the Company’s Market Risk Committee, which establishes policies for market risk management, including exposure limits for each portfolio. The Company also has derivative contracts that are created through its operations, including certain unfunded mortgage loan commitments and swap agreements related to the sale of a portion of its Class B common and preferred shares of Visa Inc. Refer to Note 23 for further information on these swap agreements. The Company uses credit derivatives to economically hedge the credit risk on its derivative positions and loan portfolios.

116 U.S. Bancorp 2023 Annual Report

The following table summarizes the asset and liability management derivative positions of the Company at December 31:

	2023			2022
	Notional Value	Fair Value		Notional Value	Fair Value
(Dollars in Millions)		Assets	Liabilities		Assets	Liabilities
Fair value hedges
Interest rate contracts
Receive fixed/pay floating swaps	$12,100	$—	$16	$17,400	$—	$9
Pay fixed/receive floating swaps	24,139	—	—	5,542	—	—
Cash flow hedges
Interest rate contracts
Receive fixed/pay floating swaps	18,400	—	—	14,300	—	—
Net investment hedges
Foreign exchange forward contracts	854	—	10	778	—	—
Other economic hedges
Interest rate contracts
Futures and forwards
Buy	5,006	29	5	3,546	10	18
Sell	4,501	7	34	7,522	20	38
Options
Purchased	6,085	237	—	11,434	346	—
Written	3,696	14	75	7,849	7	148
Receive fixed/pay floating swaps	7,029	9	3	9,215	—	3
Pay fixed/receive floating swaps	3,801	—	—	9,616	—	—
Foreign exchange forward contracts	734	2	5	962	2	6
Equity contracts	227	2	—	361	—	10
Credit contracts	2,620	1	—	330	—	—
Other (a)	2,136	11	93	1,908	11	190
Total	$91,328	$312	$241	$90,763	$396	$422
(a)Includes derivative liability swap agreements related to the sale of a portion of the Company’s Class B common and preferred shares of Visa Inc. The Visa swap agreements had a total notional value and fair value of $2.0 billion and $91 million at December 31, 2023, respectively, compared to $1.8 billion and $190 million at December 31, 2022, respectively. In addition, includes short-term underwriting purchase and sale commitments with total notional values of $28 million at December 31, 2023, and $13 million at December 31, 2022.

The following table summarizes the customer-related derivative positions of the Company at December 31:

	2023			2022
	Notional Value	Fair Value		Notional Value	Fair Value
(Dollars in Millions)		Assets	Liabilities		Assets	Liabilities
Interest rate contracts
Receive fixed/pay floating swaps	$363,375	$791	$4,395	$301,690	$309	$5,689
Pay fixed/receive floating swaps	330,539	1,817	280	316,133	2,323	206
Other(a)	82,209	17	51	40,261	3	16
Options
Purchased	102,423	1,026	18	103,489	1,794	5
Written	97,690	20	1,087	99,923	6	1,779
Futures
Buy	—	—	—	3,623	—	4
Sell	—	—	—	2,376	8	—
Foreign exchange rate contracts
Forwards, spots and swaps	121,119	2,252	1,942	134,666	3,010	2,548
Options
Purchased	1,532	28	—	954	22	—
Written	1,532	—	28	954	—	22
Commodity contracts
Swaps	2,498	116	110	—	—	—
Options
Purchased	1,936	151	—	—	—	—
Written	1,936	—	151	—	—	—
Credit contracts	13,053	1	6	10,765	1	8
Total	$1,119,842	$6,219	$8,068	$1,014,834	$7,476	$10,277
(a)Primarily represents floating rate interest rate swaps that pay based on differentials between specified interest rate indexes.

The table below shows the effective portion of the gains (losses) recognized in other comprehensive income (loss) and the gains (losses) reclassified from other comprehensive income (loss) into earnings (net-of-tax) for the years ended December 31:

	Gains (Losses) Recognized in Other Comprehensive Income (Loss)			Gains (Losses) Reclassified from Other Comprehensive Income (Loss) into Earnings
(Dollars in Millions)	2023	2022	2021	2023	2022	2021
Asset and Liability Management Positions
Cash flow hedges
Interest rate contracts	$(187)	$(56)	$94	$(59)	$(27)	$(10)
Net investment hedges
Foreign exchange forward contracts	(11)	42	19	—	—	—
Non-derivative debt instruments	(33)	59	84	—	—	—
Note: The Company does not exclude components from effectiveness testing for cash flow and net investment hedges.

118 U.S. Bancorp 2023 Annual Report

The table below shows the effect of fair value and cash flow hedge accounting on the Consolidated Statement of Income for the years ended December 31:

	Interest Income			Interest Expense
(Dollars in Millions)	2023	2022	2021	2023	2022	2021
Total amount of income and expense line items presented in the Consolidated Statement of Income in which the effects of fair value or cash flow hedges are recorded	$30,007	$17,945	$13,487	$12,611	$3,217	$993
Asset and Liability Management Positions
Fair value hedges
Interest rate contract derivatives	(430)	138	17	(458)	482	232
Hedged items	427	(139)	(19)	461	(486)	(232)
Cash flow hedges
Interest rate contract derivatives	(52)	—	—	28	—	14
Note: The Company does not exclude components from effectiveness testing for fair value and cash flow hedges. The Company reclassified losses of $28 million, $36 million and $53 million into earnings during the years ended December 31, 2023, 2022 and 2021, respectively, as a result of realized cash flows on discontinued cash flow hedges. No amounts were reclassified into earnings on discontinued cash flow hedges because it is probable the original hedged forecasted cash flows will not occur.
The table below shows cumulative hedging adjustments and the carrying amount of assets and liabilities designated in fair value hedges at December 31:

	Carrying Amount of the Hedged Assets and Liabilities		Cumulative Hedging Adjustment (a)
(Dollars in Millions)	2023	2022	2023	2022
Line Item in the Consolidated Balance Sheet
Available-for-sale investment securities(b)	$11,795	$4,937	$(448)	$(552)
Long-term debt	11,987	17,190	(148)	(142)
(a)The cumulative hedging adjustment related to discontinued hedging relationships on available-for-sale investment securities and long-term debt was $(379) million and $(68) million, respectively, at December 31, 2023, compared with $(392) million and $399 million at December 31, 2022, respectively.
(b)Includes amounts related to available-for-sale investment securities currently designated as the hedged item in a fair value hedge using the portfolio layer method. At December 31, 2023, the amortized cost of the closed portfolios used in these hedging relationships was $15.6 billion, of which $9.1 billion was designated as hedged. At December 31, 2023, the cumulative amount of basis adjustments associated with these hedging relationships was $(335) million.

The table below shows the gains (losses) recognized in earnings for other economic hedges and the customer-related positions for the years ended December 31:

(Dollars in Millions)	Location of Gains (Losses) Recognized in Earnings	2023	2022	2021
Asset and Liability Management Positions
Other economic hedges
Interest rate contracts
Futures and forwards	Mortgage banking revenue	$71	$407	$511
Purchased and written options	Mortgage banking revenue	89	1	527
Swaps	Mortgage banking revenue/Other noninterest income/Interest expense	(19)	(1,010)	(197)
Foreign exchange forward contracts	Other noninterest income	(7)	(1)	1
Equity contracts	Compensation expense	(8)	(8)	7
Other	Other noninterest income	1	(181)	5
Customer-Related Positions
Interest rate contracts
Swaps	Commercial products revenue	185	98	110
Purchased and written options	Commercial products revenue	45	20	(5)
Futures	Commercial products revenue	(1)	30	3
Foreign exchange rate contracts
Forwards, spots and swaps	Commercial products revenue	195	100	93
Purchased and written options	Commercial products revenue	1	1	1
Commodity contracts
Swaps	Commercial products revenue	6	—	—
Credit contracts	Commercial products revenue	1	20	(7)
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

The Company’s collateral arrangements are predominately bilateral and, therefore, contain provisions that require collateralization of the Company’s net liability derivative positions. Required collateral coverage is based on net liability thresholds and may be contingent upon the Company’s credit rating from two of the nationally recognized statistical rating organizations. If the Company’s credit rating were to fall below credit ratings thresholds established in the collateral arrangements, the counterparties to the derivatives could request immediate additional collateral coverage up to and including full collateral coverage for derivatives in a net liability position. The aggregate fair value of all derivatives under collateral arrangements that were in a net liability position at December 31, 2023, was $2.0 billion. At December 31, 2023, the Company had $1.7 billion of cash posted as collateral against this net liability position.

120 U.S. Bancorp 2023 Annual Report

NOTE 21	Netting Arrangements for Certain Financial Instruments and Securities Financing Activities

The Company’s derivative portfolio consists of bilateral over-the-counter trades, certain interest rate derivatives and credit contracts required to be centrally cleared through clearinghouses per current regulations, and exchange-traded positions which may include U.S. Treasury and Eurodollar futures or options on U.S. Treasury futures. Of the Company’s $1.2 trillion total notional amount of derivative positions at December 31, 2023, $548.9 billion related to bilateral over-the-counter trades, $660.4 billion related to those centrally cleared through clearinghouses and $1.9 billion related to those that were exchange-traded. The Company’s derivative contracts typically include offsetting rights (referred to as netting arrangements), and depending on expected volume, credit risk, and counterparty preference, collateral maintenance may be required. For all derivatives under collateral support arrangements, fair value is determined daily and, depending on the collateral maintenance requirements, the Company and a counterparty may receive or deliver collateral, based upon the net fair value of all derivative positions between the Company and the counterparty. Collateral is typically cash, but securities may be allowed under collateral arrangements with certain counterparties. Receivables and payables related to cash collateral are included in other assets and other liabilities on the Consolidated Balance Sheet, along with the related derivative asset and liability fair values. Any securities pledged to counterparties as collateral remain on the Consolidated Balance Sheet. Securities received from counterparties as collateral are not recognized on the Consolidated Balance Sheet, unless the counterparty defaults. In general, securities used as collateral can be sold, repledged or otherwise used by the party in possession. No restrictions exist on the use of cash collateral by either party. Refer to Note 20 for further discussion of the Company’s derivatives, including collateral arrangements.
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
Securities transferred to counterparties under repurchase agreements and securities loaned transactions continue to be recognized on the Consolidated Balance Sheet, are measured at fair value, and are included in investment securities or other assets. Securities received from counterparties under reverse repurchase agreements and securities borrowed transactions are not recognized on the Consolidated Balance Sheet unless the counterparty defaults. The securities transferred under repurchase and reverse repurchase transactions typically are U.S. Treasury and agency securities, residential agency mortgage-backed securities, corporate debt securities or asset-backed securities. The securities loaned or borrowed typically are corporate debt securities traded by the Company’s primary broker-dealer subsidiary. In general, the securities transferred can be sold, repledged or otherwise used by the party in possession. No restrictions exist on the use of cash collateral by either party. Repurchase/reverse repurchase and securities loaned/borrowed transactions expose the Company to counterparty risk. The Company manages this risk by performing assessments, independent of business line managers, and establishing concentration limits on each counterparty. Additionally, these transactions include collateral arrangements that require the fair values of the underlying securities to be determined daily, resulting in cash being obtained or refunded to counterparties to maintain specified collateral levels.

The following table summarizes the maturities by category of collateral pledged for repurchase agreements and securities loaned transactions:

(Dollars in Millions)	Overnight and Continuous	Less Than 30 Days	30-89 Days	Greater Than 90 Days	Total
December 31, 2023
Repurchase agreements
U.S. Treasury and agencies	$2,375	$—	$—	$—	$2,375
Residential agency mortgage-backed securities	338	—	—	—	338
Corporate debt securities	821	—	—	—	821
Asset-backed securities	—	45	—	—	45
Total repurchase agreements	3,534	45	—	—	3,579
Securities loaned
Corporate debt securities	290	—	—	—	290
Total securities loaned	290	—	—	—	290
Gross amount of recognized liabilities	$3,824	$45	$—	$—	$3,869
December 31, 2022
Repurchase agreements
U.S. Treasury and agencies	$147	$—	$—	$—	$147
Residential agency mortgage-backed securities	846	—	—	—	846
Corporate debt securities	439	—	—	—	439
Total repurchase agreements	1,432	—	—	—	1,432
Securities loaned
Corporate debt securities	120	—	—	—	120
Total securities loaned	120	—	—	—	120
Gross amount of recognized liabilities	$1,552	$—	$—	$—	$1,552
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

122 U.S. Bancorp 2023 Annual Report

The following tables provide information on the Company’s netting adjustments, and items not offset on the Consolidated Balance Sheet but available for offset in the event of default:

(Dollars in Millions)	Gross Recognized Assets	Gross Amounts Offset on the Consolidated Balance Sheet(a)	Net Amounts Presented on the Consolidated Balance Sheet	Gross Amounts Not Offset on the Consolidated Balance Sheet
				Financial Instruments(b)	Collateral Received(c)	Net Amount
December 31, 2023
Derivative assets(d)	$6,504	$(3,666)	$2,838	$(141)	$(3)	$2,694
Reverse repurchase agreements	2,513	—	2,513	(568)	(1,941)	4
Securities borrowed	1,802	—	1,802	(14)	(1,717)	71
Total	$10,819	$(3,666)	$7,153	$(723)	$(3,661)	$2,769
December 31, 2022
Derivative assets(d)	$7,852	$(5,427)	$2,425	$(231)	$(80)	$2,114
Reverse repurchase agreements	107	—	107	(102)	(5)	—
Securities borrowed	1,606	—	1,606	—	(1,548)	58
Total	$9,565	$(5,427)	$4,138	$(333)	$(1,633)	$2,172
(a)Includes $1.6 billion and $3.0 billion of cash collateral related payables that were netted against derivative assets at December 31, 2023 and 2022, respectively.
(b)For derivative assets this includes any derivative liability fair values that could be offset in the event of counterparty default; for reverse repurchase agreements this includes any repurchase agreement payables that could be offset in the event of counterparty default; for securities borrowed this includes any securities loaned payables that could be offset in the event of counterparty default.
(c)Includes the fair value of securities received by the Company from the counterparty. These securities are not included on the Consolidated Balance Sheet unless the counterparty defaults.
(d)Excludes $27 million and $20 million at December 31, 2023 and 2022, respectively, of derivative assets not subject to netting arrangements.

(Dollars in Millions)	Gross Recognized Liabilities	Gross Amounts Offset on the Consolidated Balance Sheet(a)	Net Amounts Presented on the Consolidated Balance Sheet	Gross Amounts Not Offset on the Consolidated Balance Sheet		Net Amount
				Financial Instruments(b)	Collateral Pledged(c)
December 31, 2023
Derivative liabilities(d)	$8,217	$(3,720)	$4,497	$(141)	$—	$4,356
Repurchase agreements	3,579	—	3,579	(568)	(3,008)	3
Securities loaned	290	—	290	(14)	(270)	6
Total	$12,086	$(3,720)	$8,366	$(723)	$(3,278)	$4,365
December 31, 2022
Derivative liabilities(d)	$10,506	$(4,551)	$5,955	$(231)	$—	$5,724
Repurchase agreements	1,432	—	1,432	(102)	(1,325)	5
Securities loaned	120	—	120	—	(118)	2
Total	$12,058	$(4,551)	$7,507	$(333)	$(1,443)	$5,731
(a)Includes $1.7 billion and $2.1 billion of cash collateral related receivables that were netted against derivative liabilities at December 31, 2023 and 2022, respectively.
(b)For derivative liabilities this includes any derivative asset fair values that could be offset in the event of counterparty default; for repurchase agreements this includes any reverse repurchase agreement receivables that could be offset in the event of counterparty default; for securities loaned this includes any securities borrowed receivables that could be offset in the event of counterparty default.
(c)Includes the fair value of securities pledged by the Company to the counterparty. These securities are included on the Consolidated Balance Sheet unless the Company defaults.
(d)Excludes $92 million and $193 million at December 31, 2023 and 2022, respectively, of derivative liabilities not subject to netting arrangements.

NOTE 22	Fair Values of Assets and Liabilities
The Company uses fair value measurements for the initial recording of certain assets and liabilities, periodic remeasurement of certain assets and liabilities, and disclosures. Derivatives, trading and available-for-sale investment securities, MSRs, certain time deposits and substantially all MLHFS are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower-of-cost-or-fair value accounting or impairment write-downs of individual assets. Other financial instruments, such as held-to-maturity investment securities, loans, the majority of time deposits, short-term borrowings and long-term debt, are accounted for at amortized cost. See “Fair Value of Financial Instruments” in this Note for further information on the estimated fair value of these other financial instruments. In accordance with disclosure guidance, certain financial instruments, such as deposits with no defined or contractual maturity, receivables and payables due in one year or less, insurance contracts and equity investments not accounted for at fair value, are excluded from this Note. In addition, refer to Note 3 regarding the fair value of assets and liabilities acquired in the MUB acquisition.
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
The Company groups its assets and liabilities measured at fair value into a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value. This hierarchy is based on whether the valuation inputs are observable or unobservable. These levels are:
•Level 1 — Quoted prices in active markets for identical assets or liabilities. Level 1 includes U.S. Treasury securities, as well as exchange-traded instruments.
•Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 includes debt securities that are traded less frequently than exchange-traded instruments and which are typically valued using third party pricing services; derivative contracts and other assets and liabilities, including securities, and certain time deposits, whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data; and MLHFS whose values are determined using quoted prices for similar assets or pricing models with inputs that are observable in the market or can be corroborated by observable market data.
•Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category includes MSRs and certain derivative contracts.
Valuation Methodologies
The valuation methodologies used by the Company to measure financial assets and liabilities at fair value are described below. In addition, the following section includes an indication of the level of the fair value hierarchy in which the assets or liabilities are classified. Where appropriate, the descriptions include information about the valuation models and key inputs to those models. During the years ended December 31, 2023, 2022 and 2021, there were no significant changes to the valuation techniques used by the Company to measure fair value.
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
Mortgage Loans Held For Sale MLHFS measured at fair value, for which an active secondary market and readily available market prices exist, are initially valued at the transaction price and are subsequently valued by comparison to instruments with similar collateral and risk profiles. MLHFS are classified within Level 2. Included in mortgage banking revenue were net losses of $46 million, $450 million and $145 million for the years ended December 31, 2023, 2022 and 2021, respectively, from the changes to fair value of these MLHFS under fair value option accounting guidance. Changes in fair value due to instrument specific credit risk were immaterial. Interest income for MLHFS is measured based on contractual

124 U.S. Bancorp 2023 Annual Report

interest rates and reported as interest income on the Consolidated Statement of Income. Electing to measure MLHFS at fair value reduces certain timing differences and better matches changes in fair value of these assets with changes in the value of the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting.
Time Deposits The Company elects the fair value option to account for certain time deposits that are hedged with derivatives that do not qualify for hedge accounting. Electing to measure these time deposits at fair value reduces certain timing differences and better matches changes in fair value of these deposits with changes in the value of the derivative instruments used to economically hedge them. The time deposits measured at fair value are valued using a discounted cash flow model that utilizes market observable inputs and are classified within Level 2. Included in interest expense on deposits were net gains of $4 million for the year ended December 31, 2023 from the changes in fair value of time deposits under fair value option accounting guidance.
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

125

The following table shows the significant valuation assumption ranges for MSRs at December 31, 2023:

	Minimum	Maximum	Weighted- Average(a)
Expected prepayment	7%	23%	10%
Option adjusted spread	4	11	5
(a)Determined based on the relative fair value of the related mortgage loans serviced.
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
The following table shows the significant valuation assumption ranges for the Company’s derivative commitments to purchase and originate mortgage loans at December 31, 2023:

	Minimum	Maximum	Weighted- Average(a)
Expected loan close rate	17%	99%	74%
Inherent MSR value (basis points per loan)	48	177	97
(a)Determined based on the relative fair value of the related mortgage loans.
The significant unobservable input used in the fair value measurement of certain of the Company’s asset/liability and customer-related derivatives is the credit valuation adjustment related to the risk of counterparty nonperformance. A significant increase in the credit valuation adjustment would have resulted in a lower fair value measurement. A significant decrease in the credit valuation adjustment would have resulted in a higher fair value measurement. The credit valuation adjustment is impacted by changes in market rates, volatility, market implied credit spreads, and loss recovery rates, as well as the Company’s assessment of the counterparty’s credit position. At December 31, 2023, the minimum, maximum and weighted-average credit valuation adjustment as a percentage of the net fair value of the counterparty’s derivative contracts prior to adjustment was 0 percent, 507 percent and 2 percent, respectively.
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

126 U.S. Bancorp 2023 Annual Report

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis:

(Dollars in Millions)	Level 1	Level 2	Level 3	Netting	Total
December 31, 2023
Available-for-sale securities
U.S. Treasury and agencies	$14,787	$4,755	$—	$—	$19,542
Mortgage-backed securities
Residential agency	—	26,078	—	—	26,078
Commercial
Agency	—	7,343	—	—	7,343
Non-agency	—	6	—	—	6
Asset-backed securities	—	6,724	—	—	6,724
Obligations of state and political subdivisions	—	9,989	—	—	9,989
Other	—	24	—	—	24
Total available-for-sale	14,787	54,919	—	—	69,706
Mortgage loans held for sale	—	2,011	—	—	2,011
Mortgage servicing rights	—	—	3,377	—	3,377
Derivative assets	—	5,078	1,453	(3,666)	2,865
Other assets	550	1,991	—	—	2,541
Total	$15,337	$63,999	$4,830	$(3,666)	$80,500
Time deposits	$—	$2,818	$—	$—	$2,818
Derivative liabilities	16	4,955	3,338	(3,720)	4,589
Short-term borrowings and other liabilities(a)	517	1,786	—	—	2,303
Total	$533	$9,559	$3,338	$(3,720)	$9,710
December 31, 2022
Available-for-sale securities
U.S. Treasury and agencies	$13,723	$8,310	$—	$—	$22,033
Mortgage-backed securities
Residential agency	—	29,271	—	—	29,271
Commercial
Agency	—	7,145	—	—	7,145
Non-agency	—	7	—	—	7
Asset-backed securities	—	4,323	—	—	4,323
Obligations of state and political subdivisions	—	10,124	1	—	10,125
Other	—	6	—	—	6
Total available-for-sale	13,723	59,186	1	—	72,910
Mortgage loans held for sale	—	1,849	—	—	1,849
Mortgage servicing rights	—	—	3,755	—	3,755
Derivative assets	9	6,608	1,255	(5,427)	2,445
Other assets	248	1,756	—	—	2,004
Total	$13,980	$69,399	$5,011	$(5,427)	$82,963
Derivative liabilities	$4	$6,241	$4,454	$(4,551)	$6,148
Short-term borrowings and other liabilities(a)	125	1,564	—	—	1,689
Total	$129	$7,805	$4,454	$(4,551)	$7,837
Note: Excluded from the table above are equity investments without readily determinable fair values. The Company has elected to carry these investments at historical cost, adjusted for impairment and any changes resulting from observable price changes for identical or similar investments of the issuer. The aggregate carrying amount of these equity investments was $133 million and $104 million at December 31, 2023 and 2022, respectively. The Company recorded a $5 million impairment on these equity investments during 2023, and the cumulative impairment on these equity investments is $5 million at December 31, 2023. The Company has not recorded adjustments for observable price changes on these equity investments during 2023 and 2022, or on a cumulative basis.
(a)Primarily represents the Company’s obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.

127

The following table presents the changes in fair value for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31:

(Dollars in Millions)	Beginning of Period Balance	Net Gains (Losses) Included in Net Income		Net Gains (Losses) Included in Other Comprehensive Income (Loss)	Purchases	Sales	Principal Payments	Issuances		Settlements	End of Period Balance	Net Change in Unrealized Gains (Losses) Relating to Assets and Liabilities Held at End of Period
2023
Available-for-sale securities
Obligations of state and political subdivisions	$1	$—		$—	$—	$—	$(1)	$—		$—	$—	$—
Total available-for-sale	1	—		—	—	—	(1)	—		—	—	—
Mortgage servicing rights	3,755	(316)	(a)	—	5	(440)	—	373	(c)	—	3,377	(316)	(a)
Net derivative assets and liabilities	(3,199)	(2,696)	(b)	—	552	(45)	—	1		3,502	(1,885)	(183)	(d)

2022
Available-for-sale securities
Asset-backed securities	$7	$—		$(3)	$—	$(4)	$—	$—		$—	$—	$—
Obligations of state and political subdivisions	1	—		—	—	—	—	—		—	1	—
Total available-for-sale	8	—		(3)	—	(4)	—	—		—	1	—
Mortgage servicing rights	2,953	311	(a)	—	156	(255)	—	590	(c)	—	3,755	311	(a)
Net derivative assets and liabilities	799	(5,940)	(e)	—	716	(36)	—	11		1,251	(3,199)	(3,538)	(f)

2021
Available-for-sale securities
Asset-backed securities	$7	$—		$1	$—	$—	$(1)	$—		$—	$7	$1
Obligations of state and political subdivisions	1	—		—	—	—	—	—		—	1	—
Total available-for-sale	8	—		1	—	—	(1)	—		—	8	1
Mortgage servicing rights	2,210	(437)	(a)	—	42	2	—	1,136	(c)	—	2,953	(437)	(a)
Net derivative assets and liabilities	2,326	(924)	(g)	—	337	(3)	—	—		(937)	799	(968)	(h)
(a)Included in mortgage banking revenue.
(b)Approximately $182 million, $(2.9) billion and $1 million included in mortgage banking revenue, commercial products revenue and other non-interest income, respectively.
(c)Represents MSRs capitalized during the period.
(d)Approximately $15 million, $(199) million and $1 million included in mortgage banking revenue, commercial products revenue and other non-interest income, respectively.
(e)Approximately $(141) million, $(5.6) billion and $(181) million included in mortgage banking revenue, commercial products revenue and other non-interest income, respectively.
(f)Approximately $5 million, $(3.4) billion and $(181) million included in mortgage banking revenue, commercial products revenue and other non-interest income, respectively.
(g)Approximately $666 million, $(1.6) billion and $5 million included in mortgage banking revenue, commercial products revenue and other non-interest income, respectively.
(h)Approximately $42 million, $(1.0) billion and $5 million included in mortgage banking revenue, commercial products revenue and other non-interest income, respectively.

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
The following table summarizes the balances as of the measurement date of assets measured at fair value on a nonrecurring basis, and still held as of December 31:

	2023				2022
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans(a)	$—	$—	$354	$354	$—	$—	$97	$97
Other assets(b)	—	—	27	27	—	—	21	21
(a)Represents the carrying value of loans for which adjustments were based on the fair value of the collateral, excluding loans fully charged-off.
(b)Primarily represents the fair value of foreclosed properties that were measured at fair value based on an appraisal or broker price opinion of the collateral subsequent to their initial acquisition.

128 U.S. Bancorp 2023 Annual Report

The following table summarizes losses recognized related to nonrecurring fair value measurements of individual assets or portfolios for the years ended December 31:

(Dollars in Millions)	2023	2022	2021
Loans(a)	$368	$40	$60
Other assets(b)	32	20	25
(a)Represents write-downs of loans which were based on the fair value of the collateral, excluding loans fully charged-off.
(b)Primarily represents related losses of foreclosed properties that were measured at fair value subsequent to their initial acquisition.
Fair Value Option
The following table summarizes the differences between the aggregate fair value carrying amount of the assets and liabilities for which the fair value option has been elected and the aggregate remaining contractual principal balance outstanding as of December 31:

	2023			2022
(Dollars in Millions)	Fair Value Carrying Amount	Contractual Principal Outstanding	Carrying Amount Over (Under) Contractual Principal Outstanding	Fair Value Carrying Amount	Contractual Principal Outstanding	Carrying Amount Over (Under) Contractual Principal Outstanding
Total loans(a)	$2,011	$1,994	$17	$1,849	$1,848	$1
Time deposits	2,818	2,822	(4)	—	—	—
(a)Includes nonaccrual loans of $1 million carried at fair value with contractual principal outstanding of $1 million at December 31, 2023 and $1 million carried at fair value with contractual principal outstanding of $1 million at December 31, 2022. Includes loans 90 days or more past due of $4 million carried at fair value with contractual principal outstanding of $4 million at December 31, 2023 and $1 million carried at fair value with contractual principal outstanding of $1 million at December 31, 2022.
Fair Value of Financial Instruments
The following section summarizes the estimated fair value for financial instruments accounted for at amortized cost as of December 31, 2023 and 2022. In accordance with disclosure guidance related to fair values of financial instruments, the Company did not include assets and liabilities that are not financial instruments, such as the value of goodwill, long-term relationships with deposit, credit card, merchant processing and trust customers, other purchased intangibles, premises and equipment, deferred taxes and other liabilities. Additionally, in accordance with the disclosure guidance, receivables and payables due in one year or less, insurance contracts, equity investments not accounted for at fair value, and deposits with no defined or contractual maturities are excluded.
The estimated fair values of the Company’s financial instruments as of December 31, are shown in the table below:

	2023					2022
	Carrying Amount	Fair Value				Carrying Amount	Fair Value
(Dollars in Millions)		Level 1	Level 2	Level 3	Total		Level 1	Level 2	Level 3	Total

Financial Assets
Cash and due from banks	$61,192	$61,192	$—	$—	$61,192	$53,542	$53,542	$—	$—	$53,542
Federal funds sold and securities purchased under resale agreements	2,543	—	2,543	—	2,543	356	—	356	—	356
Investment securities held-to-maturity	84,045	1,310	72,778	—	74,088	88,740	1,293	76,581	—	77,874
Loans held for sale(a)	190	—	—	190	190	351	—	—	351	351
Loans	366,456	—	—	362,849	362,849	381,277	—	—	368,874	368,874
Other(b)	2,377	—	1,863	514	2,377	2,962	—	2,224	738	2,962
Financial Liabilities
Time deposits(c)	49,455	—	49,607	—	49,607	32,946	—	32,338	—	32,338
Short-term borrowings(d)	12,976	—	12,729	—	12,729	29,527	—	29,145	—	29,145
Long-term debt	51,480	—	49,697	—	49,697	39,829	—	37,622	—	37,622
Other(e)	5,432	—	1,406	4,026	5,432	5,137	—	1,500	3,637	5,137
(a)Excludes mortgages held for sale for which the fair value option under applicable accounting guidance was elected.
(b)Includes investments in Federal Reserve Bank and Federal Home Loan Bank stock and tax-advantaged investments.
(c)Excludes time deposits for which the fair value option under applicable accounting guidance was elected.
(d)Excludes the Company’s obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.
(e)Includes operating lease liabilities and liabilities related to tax-advantaged investments.

129

The fair value of unfunded commitments, deferred non-yield related loan fees, standby letters of credit and other guarantees is approximately equal to their carrying value. The carrying value of unfunded commitments, deferred non-yield related loan fees and standby letters of credit was
$489 million and $498 million at December 31, 2023 and 2022, respectively. The carrying value of other guarantees was $198 million and $241 million at December 31, 2023 and 2022, respectively.

NOTE 23	Guarantees and Contingent Liabilities
Visa Restructuring and Card Association Litigation The Company’s Payment Services business issues credit and debit cards and acquires credit and debit card transactions through the Visa U.S.A. Inc. card association or its affiliates (collectively “Visa”). In 2007, Visa completed a restructuring and issued shares of Visa Inc. common stock to its financial institution members in contemplation of its initial public offering (“IPO”) completed in the first quarter of 2008 (the “Visa Reorganization”). As a part of the Visa Reorganization, the Company received its proportionate number of shares of Visa Inc. common stock, which were subsequently converted to Class B shares of Visa Inc. (“Class B shares”). As of December 31, 2023, the Company has sold substantially all of its Class B shares.
Visa U.S.A. Inc. (“Visa U.S.A.”) and MasterCard International (collectively, the “Card Brands”) are defendants in antitrust lawsuits challenging the practices of the Card Brands (the “Visa Litigation”). Visa U.S.A. member banks have a contingent obligation to indemnify Visa Inc. under the Visa U.S.A. bylaws (which were modified at the time of the restructuring in October 2007) for potential losses arising from the Visa Litigation. The indemnification by the Visa U.S.A. member banks has no specific maximum amount. Using proceeds from its IPO and through reductions to the conversion ratio applicable to the Class B shares held by Visa U.S.A. member banks, Visa Inc. has funded an escrow account for the benefit of member financial institutions to fund their indemnification obligations associated with the Visa Litigation. The receivable related to the escrow account is classified in other liabilities and fully offsets the related Visa Litigation contingent liability.
In October 2012, Visa signed a settlement agreement to resolve class action claims associated with the multidistrict interchange litigation pending in the United States District Court for the Eastern District of New York (the “Multi-District Litigation”). The U.S. Court of Appeals for the Second Circuit reversed the approval of that settlement and remanded the matter to the district court. Thereafter, the case was split into two putative class actions, one seeking damages (the “Damages Action”) and a separate class action seeking injunctive relief only (the “Injunctive Action”). In September 2018, Visa signed a new settlement agreement, superseding the original settlement agreement, to resolve the Damages Action. The Damages Action settlement has received final court approval and is now resolved. The Injunctive Action, which generally seeks changes to Visa rules, is still pending.
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
The contract or notional amounts of unfunded commitments to extend credit at December 31, 2023, excluding those commitments considered derivatives, were as follows:

	Term
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Commercial and commercial real estate loans	$43,385	$137,155	$180,540
Corporate and purchasing card loans(a)	34,943	—	34,943
Residential mortgages	114	—	114
Retail credit card loans(a)	134,297	—	134,297
Other retail loans	15,616	27,430	43,046
Other	7,585	—	7,585
(a)Primarily cancellable at the Company’s discretion.
Other Guarantees and Contingent Liabilities
The following table is a summary of other guarantees and contingent liabilities of the Company at December 31, 2023:

(Dollars in Millions)	Collateral Held	Carrying Amount	Maximum Potential Future Payments
Standby letters of credit	$—	$20	$10,999
Third party borrowing arrangements	—	—	5
Securities lending indemnifications	6,924	—	6,679
Asset sales	—	106	10,263
Merchant processing	815	71	140,288
Tender option bond program guarantee	607	—	589
Other	—	21	2,696
Letters of Credit Standby letters of credit are commitments the Company issues to guarantee the performance of a customer to a third party. The guarantees frequently support

130 U.S. Bancorp 2023 Annual Report

public and private borrowing arrangements, including commercial paper issuances, bond financings and other similar transactions. The Company also issues and confirms commercial letters of credit on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer’s or counterparty’s nonperformance, the Company’s credit loss exposure is similar to that in any extension of credit, up to the letter’s contractual amount. Management assesses the borrower’s credit to determine the necessary collateral, which may include marketable securities, receivables, inventory, equipment and real estate. Since the conditions requiring the Company to fund letters of credit may not occur, the Company expects its liquidity requirements to be less than the total outstanding commitments. The maximum potential future payments guaranteed by the Company under standby letter of credit arrangements at December 31, 2023, were approximately $11.0 billion with a weighted-average term of approximately 16 months. The estimated fair value of standby letters of credit was approximately $20 million at December 31, 2023.
The contract or notional amount of letters of credit at December 31, 2023, were as follows:

	Term
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Standby	$6,444	$4,555	$10,999
Commercial	559	59	618
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
Third Party Borrowing Arrangements The Company provides guarantees to third parties as a part of certain subsidiaries’ borrowing arrangements. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $5 million at December 31, 2023.
Commitments from Securities Lending The Company participates in securities lending activities by acting as the customer’s agent involving the loan of securities. The Company indemnifies customers for the difference between the fair value of the securities lent and the fair value of the collateral received. Cash collateralizes these transactions. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $6.7 billion at December 31, 2023, and represent the fair value of the securities lent to third parties. At December 31, 2023, the Company held $6.9 billion of cash as collateral for these arrangements.
Asset Sales The Company has provided guarantees to certain third parties in connection with the sale or syndication of certain assets, primarily loan portfolios and tax-advantaged investments. These guarantees are generally in the form of asset buy-back or make-whole provisions that are triggered upon a credit event or a change in the tax-qualifying status of the related projects, as applicable, and remain in effect until the loans are collected or final tax credits are realized, respectively. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $10.3 billion at December 31, 2023, and represented the proceeds received from the buyer or the guaranteed portion in these transactions where the buy-back or make-whole provisions have not yet expired. At December 31, 2023, the Company had reserved $93 million for potential losses related to the sale or syndication of tax-advantaged investments.
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
The Company regularly sells loans to GSEs as part of its mortgage banking activities. The Company provides customary representations and warranties to GSEs in conjunction with these sales. These representations and warranties generally require the Company to repurchase assets if it is subsequently determined that a loan did not meet specified criteria, such as a documentation deficiency or rescission of mortgage insurance. If the Company is unable to cure or refute a repurchase request, the Company is generally obligated to repurchase the loan or otherwise reimburse the GSE for losses. At December 31, 2023, the Company had reserved $13 million for potential losses from representation and warranty obligations, compared with $17 million at December 31, 2022. The Company’s reserve reflects management’s best estimate of losses for representation and warranty obligations. The Company’s repurchase reserve is modeled at the loan level, taking into consideration the individual credit quality and borrower activity that has transpired since origination. The model applies credit quality and economic risk factors to derive a probability of default and potential repurchase that are based on the Company’s historical loss experience, and estimates loss severity based on expected collateral value. The Company also considers qualitative factors that may result in anticipated losses differing from historical loss trends.

131

As of December 31, 2023 and 2022, the Company had $18 million and $39 million, respectively, of unresolved representation and warranty claims from GSEs. The Company does not have a significant amount of unresolved claims from investors other than GSEs.
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
A cardholder, through its issuing bank, generally has until the later of up to four months after the date the transaction is processed or the receipt of the product or service to present a charge-back to the Company as the merchant processor. The absolute maximum potential liability is estimated to be the total volume of credit card transactions that meet the associations’ requirements to be valid charge-back transactions at any given time. Management estimates that the maximum potential exposure for charge-backs would approximate the total amount of merchant transactions processed through the credit card associations for the last four months. For the last four months of 2023 this amount totaled approximately $140.3 billion. In most cases, this contingent liability is unlikely to arise, as most products and services are delivered when purchased and amounts are refunded when items are returned to merchants. However, where the product or service has been purchased but is not provided until a future date (“future delivery”), the potential for this contingent liability increases. To mitigate this risk, the Company may require the merchant to make an escrow deposit, place maximum volume limitations on future delivery transactions processed by the merchant at any point in time, or require various credit enhancements (including letters of credit and bank guarantees). Also, merchant processing contracts may include event triggers to provide the Company more financial and operational control in the event of financial deterioration of the merchant.
The Company currently processes card transactions in the United States, Canada and Europe through wholly-owned subsidiaries. In the event a merchant was unable to fulfill product or services subject to future delivery, such as airline tickets, the Company could become financially liable for refunding the purchase price of such products or services purchased through the credit card associations under the charge-back provisions. Charge-back risk related to these merchants is evaluated in a manner similar to credit risk assessments and, as such, merchant processing contracts contain various provisions to protect the Company in the event of default. At December 31, 2023, the value of airline tickets purchased to be delivered at a future date through card transactions processed by the Company was $13.1 billion. The Company held collateral of $679 million in escrow deposits, letters of credit and indemnities from financial institutions, and liens on various assets. In addition to specific collateral or other credit enhancements, the Company maintains a liability for its implied guarantees associated with future delivery. At December 31, 2023, the liability was $50 million primarily related to these airline processing arrangements.
In the normal course of business, the Company has unresolved charge-backs. The Company assesses the likelihood of its potential liability based on the extent and nature of unresolved charge-backs and its historical loss experience. At December 31, 2023, the Company held $135 million of merchant escrow deposits as collateral and had a recorded liability for potential losses of $21 million.
Tender Option Bond Program Guarantee As discussed in Note 8, the Company sponsors a municipal bond securities tender option bond program and consolidates the program’s entities on its Consolidated Balance Sheet. The Company provides financial performance guarantees related to the program’s entities. At December 31, 2023, the Company guaranteed $589 million of borrowings of the program’s entities, included on the Consolidated Balance Sheet in short-term borrowings. The Company also included on its Consolidated Balance Sheet the related $607 million of available-for-sale investment securities serving as collateral for this arrangement.
Other Guarantees and Commitments As of December 31, 2023, the Company sponsored, and owned 100 percent of the common equity of, USB Capital IX, a wholly-owned unconsolidated trust, formed for the purpose of issuing redeemable Income Trust Securities (“ITS”) to third-party investors, originally investing the proceeds in junior subordinated debt securities (“Debentures”) issued by the Company and entering into stock purchase contracts to purchase the Company’s preferred stock in the future. As of December 31, 2023, all of the Debentures issued by the Company have either matured or been retired. Total assets of USB Capital IX were $686 million at December 31, 2023, consisting primarily of the Company’s Series A Preferred Stock. The Company’s obligations under the transaction documents, taken together, have the effect of providing a full and unconditional guarantee by the Company, on a junior subordinated basis, of the payment obligations of the trust to third-party investors totaling $685 million at December 31, 2023.
The Company has also made other financial performance guarantees and commitments primarily related to the operations of its subsidiaries. At December 31, 2023, the maximum potential future payments guaranteed or committed by the Company under these arrangements were approximately $2.0 billion.
Litigation and Regulatory Matters
The Company is subject to various litigation and regulatory matters that arise from the conduct of its business activities. The Company establishes reserves for such matters when potential losses become probable and can be reasonably estimated. The Company believes the ultimate resolution of existing legal and regulatory matters will not have a material adverse effect on the financial condition, results of

132 U.S. Bancorp 2023 Annual Report

operations or cash flows of the Company. However, in light of the uncertainties inherent in these matters, it is possible that the ultimate resolution of one or more of these matters may have a material adverse effect on the Company’s results of operations for a particular period, and future changes in circumstances or additional information could result in additional accruals or resolution in excess of established accruals, which could adversely affect the Company’s results of operations, potentially materially.
Residential Mortgage-Backed Securities Litigation Starting in 2011, the Company and other large financial institutions have been sued in their capacity as trustee for residential mortgage–backed securities trusts for losses arising out of the 2008 financial crisis. In the lawsuits brought against the Company, the investors allege that the Company’s banking subsidiary, USBNA, as trustee caused them to incur substantial losses by failing to enforce loan repurchase obligations and failing to abide by appropriate standards of care after events of default allegedly occurred. The plaintiffs in these matters seek monetary damages in unspecified amounts and most also seek equitable relief.
Regulatory Matters The Company is continually subject to examinations, inquiries, investigations and other forms of regulatory and governmental inquiry or scrutiny covering a wide range of issues in its financial services businesses including in areas of heightened regulatory scrutiny, such as compliance, risk management, third-party risk management and consumer protection. In some cases, these matters are part of reviews of specified activities at multiple industry participants; in others, they are directed at the Company individually. For example, the Division of Enforcement of the SEC has been investigating U.S. Bancorp Fund Services, LLC (“USBFS”), a subsidiary of USBNA, relating to its role providing fund administration services to a third-party investment fund. This investment fund was advised by an investment adviser who engaged in fraud, and USBFS was not affiliated with the investment adviser and did not provide any advisory services to the fund. The Division of Enforcement has made a preliminary determination to recommend that the SEC file an enforcement action against USBFS, and USBFS is in the process of responding to the SEC on this matter. The Company is cooperating fully with all pending examinations, inquiries and investigations, any of which could lead to administrative or legal proceedings or settlements. Remedies in these proceedings or settlements may include fines, penalties, restitution or alterations in the Company’s business practices (which may increase the Company’s operating expenses and decrease its revenue).
On December 19, 2023, USBNA agreed to the issuance of consent orders with the OCC and the Consumer Financial Protection Bureau (“CFPB”) resolving the previously disclosed investigations of the Company's administration of unemployment insurance benefit prepaid debit cards during the pandemic timeframe. Also, on February 9, 2024, the SEC announced a settlement with U.S. Bancorp Investments, Inc., resolving the previously disclosed inquiry regarding record retention requirements relating to electronic business communications. The Commodity Futures Trading Commission (“CFTC”) has conducted an inquiry concerning similar issues and the Company is currently in resolution discussions with the CFTC on that matter. The financial impact of the resolution of these matters was not material to the Company's financial condition, results of operations or cash flows and the anticipated resolution of the CFTC matter is also not expected to be material.
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
Within the Company, financial performance is measured by major lines of business based on the products and services provided to customers through its distribution channels. These operating segments are components of the Company about which financial information is prepared and is evaluated regularly by management in deciding how to allocate resources and assess performance. The Company has the following reportable operating segments:
Wealth, Corporate, Commercial and Institutional Banking Wealth, Corporate, Commercial and Institutional Banking provides core banking, specialized lending, transaction and payment processing, capital markets, asset management, and brokerage and investment related services to wealth, middle market, large corporate, government and institutional clients.
Consumer and Business Banking Consumer and Business Banking comprises consumer banking, small business banking and consumer lending. Products and services are delivered through banking offices, telephone servicing and sales, online services, direct mail, ATM processing, mobile devices, distributed mortgage loan officers, and intermediary relationships including auto dealerships, mortgage banks, and strategic business partners.
Payment Services Payment Services includes consumer and business credit cards, stored-value cards, debit cards,

133

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
Designations, assignments and allocations change from time to time as management systems are enhanced, methods of evaluating performance or product lines change or business segments are realigned to better respond to the Company’s diverse customer base. During 2023, certain organization and methodology changes were made, including the Company combining its Wealth Management and Investment Services and Corporate and Commercial Banking lines of businesses to create the Wealth, Corporate, Commercial and Institutional Banking line of business during the third quarter. Prior period results were restated and presented on a comparable basis.

134 U.S. Bancorp 2023 Annual Report

Business segment results for the years ended December 31 were as follows:

	Wealth, Corporate, Commercial and Institutional Banking		Consumer and Business Banking				Payment Services
(Dollars in Millions)	2023	2022	2023		2022		2023		2022
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$6,129	$5,213	$8,331		$6,764		$2,702		$2,504
Noninterest income	4,143	3,561	1,662		1,536		4,056	(a)	3,794	(a)
Total net revenue	10,272	8,774	9,993		8,300		6,758		6,298
Noninterest expense	5,183	4,135	6,964		5,779		3,772		3,525
Income (loss) before provision and income taxes	5,089	4,639	3,029		2,521		2,986		2,773
Provision for credit losses	334	154	79		75		1,394		980
Income (loss) before income taxes	4,755	4,485	2,950		2,446		1,592		1,793
Income taxes and taxable-equivalent adjustment	1,190	1,122	738		612		398		449
Net income (loss)	3,565	3,363	2,212		1,834		1,194		1,344
Net (income) loss attributable to noncontrolling interests	—	—	—		—		—		—
Net income (loss) attributable to U.S. Bancorp	$3,565	$3,363	$2,212		$1,834		$1,194		$1,344

Average Balance Sheet
Loans	$175,780	$150,512	$161,862		$144,441		$38,471		$34,627
Other earning assets	6,615	4,771	2,388		3,117		97		634
Goodwill	4,682	3,634	4,466		3,250		3,327		3,305
Other intangible assets	1,007	365	5,265		3,784		350		423
Assets	202,642	169,554	179,103		160,174		44,292		41,072
Noninterest-bearing deposits	70,977	82,671	31,082		31,719		2,981		3,410
Interest-bearing deposits	199,780	175,345	189,148		163,190		103		162
Total deposits	270,757	258,016	220,230		194,909		3,084		3,572
Total U.S. Bancorp shareholders’ equity	22,362	18,159	16,016		12,678		9,310		8,233

	Treasury and Corporate Support		Consolidated Company
(Dollars in Millions)	2023	2022	2023		2022
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$365	$365	$17,527		$14,846
Noninterest income	756	565	10,617	(b)	9,456	(b)
Total net revenue	1,121	930	28,144		24,302
Noninterest expense	2,954	1,467	18,873		14,906
Income (loss) before provision and income taxes	(1,833)	(537)	9,271		9,396
Provision for credit losses	468	768	2,275		1,977
Income (loss) before income taxes	(2,301)	(1,305)	6,996		7,419
Income taxes and taxable-equivalent adjustment	(788)	(602)	1,538		1,581
Net income (loss)	(1,513)	(703)	5,458		5,838
Net (income) loss attributable to noncontrolling interests	(29)	(13)	(29)		(13)
Net income (loss) attributable to U.S. Bancorp	$(1,542)	$(716)	$5,429		$5,825

Average Balance Sheet
Loans	$5,162	$3,993	$381,275		$333,573
Other earning assets	214,824	203,248	223,924		211,770
Goodwill	—	—	12,475		10,189
Other intangible assets	17	5	6,639		4,577
Assets	237,403	221,349	663,440		592,149
Noninterest-bearing deposits	2,728	2,594	107,768		120,394
Interest-bearing deposits	8,864	3,293	397,895		341,990
Total deposits	11,592	5,887	505,663		462,384
Total U.S. Bancorp shareholders’ equity	5,972	11,346	53,660		50,416
(a)Presented net of related rewards and rebate costs and certain partner payments of $3.0 billion and $2.9 billion for 2023 and 2022, respectively.
(b)Includes revenue generated from certain contracts with customers of $8.8 billion and $8.0 billion for 2023 and 2022, respectively.

135

NOTE 25	U.S. Bancorp (Parent Company)
Condensed Balance Sheet

At December 31 (Dollars in Millions)	2023	2022
Assets
Due from banks, principally interest-bearing	$11,585	$5,288
Available-for-sale investment securities	662	672
Investments in bank subsidiaries	61,495	59,202
Investments in nonbank subsidiaries	3,884	3,575
Advances to bank subsidiaries	12,100	9,100
Advances to nonbank subsidiaries	159	150
Other assets	974	1,101
Total assets	$90,859	$79,088
Liabilities and Shareholders’ Equity
Long-term debt	$34,332	$26,983
Other liabilities	1,221	1,339
Shareholders’ equity	55,306	50,766
Total liabilities and shareholders’ equity	$90,859	$79,088
Condensed Income Statement

Year Ended December 31 (Dollars in Millions)	2023	2022	2021
Income
Dividends from bank subsidiaries	$4,869	$4,750	$7,000
Dividends from nonbank subsidiaries	11	105	2
Interest from subsidiaries	606	119	112
Other income	51	31	46
Total income	5,537	5,005	7,160
Expense
Interest expense	1,336	505	348
Other expense	137	162	154
Total expense	1,473	667	502
Income before income taxes and equity in undistributed income of subsidiaries	4,064	4,338	6,658
Applicable income taxes	(170)	(138)	(53)
Income of parent company	4,234	4,476	6,711
Equity in undistributed income of subsidiaries	1,195	1,349	1,252
Net income attributable to U.S. Bancorp	$5,429	$5,825	$7,963

136 U.S. Bancorp 2023 Annual Report

Condensed Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2023	2022	2021
Operating Activities
Net income attributable to U.S. Bancorp	$5,429	$5,825	$7,963
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed income of subsidiaries	(1,195)	(1,349)	(1,252)
Other, net	83	(398)	(85)
Net cash provided by operating activities	4,317	4,078	6,626
Investing Activities
Proceeds from sales and maturities of investment securities	25	423	200
Investments in subsidiaries	—	(5,030)	—
Net (increase) decrease in short-term advances to subsidiaries	(9)	557	411
Long-term advances to subsidiaries	(7,500)	(2,000)	(7,000)
Principal collected on long-term advances to subsidiaries	4,500	2,500	1,250
Cash paid for acquisition	—	(5,500)	—
Other, net	172	(173)	(269)
Net cash used in investing activities	(2,812)	(9,223)	(5,408)
Financing Activities
Proceeds from issuance of long-term debt	8,150	8,150	1,300
Principal payments or redemption of long-term debt	(936)	(2,300)	(3,000)
Proceeds from issuance of preferred stock	—	437	2,221
Proceeds from issuance of common stock	951	21	43
Repurchase of preferred stock	—	(1,100)	(1,250)
Repurchase of common stock	(62)	(69)	(1,555)
Cash dividends paid on preferred stock	(341)	(299)	(308)
Cash dividends paid on common stock	(2,970)	(2,776)	(2,579)
Net cash provided by (used in) financing activities	4,792	2,064	(5,128)
Change in cash and due from banks	6,297	(3,081)	(3,910)
Cash and due from banks at beginning of year	5,288	8,369	12,279
Cash and due from banks at end of year	$11,585	$5,288	$8,369
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
The Company has evaluated the impact of events that have occurred subsequent to December 31, 2023 through the date the consolidated financial statements were filed with the SEC. Based on this evaluation, the Company has determined none of these events were required to be recognized or disclosed in the consolidated financial statements and related notes.

137

U.S. Bancorp
Consolidated Daily Average Balance Sheet and Related Yields and Rates(a) (Unaudited)

	2023			2022			2021
Year Ended December 31 (Dollars in Millions)	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates
Assets
Investment securities	$162,757	$4,566	2.81%	$169,442	$3,457	2.04%	$154,702	$2,434	1.57%
Loans held for sale	2,461	147	5.98	3,829	201	5.26	8,024	232	2.89
Loans(b)
Commercial	134,883	8,662	6.42	123,797	4,340	3.51	102,855	2,684	2.61
Commercial real estate	54,646	3,384	6.19	41,098	1,655	4.03	38,781	1,219	3.14
Residential mortgages	115,922	4,305	3.71	84,749	2,775	3.27	74,629	2,477	3.32
Credit card	26,570	3,429	12.91	23,478	2,583	11.00	21,645	2,278	10.52
Other retail	49,254	2,599	5.28	60,451	2,292	3.79	59,055	2,126	3.60
Total loans	381,275	22,379	5.87	333,573	13,645	4.09	296,965	10,784	3.63
Interest-bearing deposits with banks	49,000	2,581	5.27	31,425	559	1.78	39,914	42.10
Other earning assets	9,706	471	4.85	7,074	204	2.89	6,536	101	1.55
Total earning assets	605,199	30,144	4.98	545,343	18,066	3.31	506,141	13,593	2.69
Allowance for loan losses	(7,138)			(5,880)			(6,326)
Unrealized gain (loss) on investment securities	(7,985)			(6,914)			1,174
Other assets	73,364			59,600			55,543
Total assets	$663,440			$592,149			$556,532
Liabilities and Shareholders’ Equity
Noninterest-bearing deposits	$107,768			$120,394			$127,204
Interest-bearing deposits
Interest checking	129,341	1,334	1.03	117,471	277.24		103,198	24.02
Money market savings	166,272	5,654	3.40	126,221	1,220.97		117,093	199.17
Savings accounts	55,590	90.16		67,722	10.02		62,294	7.01
Time deposits	46,692	1,697	3.63	30,576	365	1.19	24,492	90.37
Total interest-bearing deposits	397,895	8,775	2.21	341,990	1,872.55		307,077	320.10
Short-term borrowings
Federal funds purchased	435	21	4.72	687	8	1.12	1,507	2.10
Securities sold under agreements to repurchase	3,103	125	4.04	2,037	20	1.00	1,790	2.13
Commercial paper	7,800	268	3.44	7,186	69.96		7,228	1.01
Other short-term borrowings	22,803	1,563	6.85	15,830	471	2.98	4,249	65	1.54
Total short-term borrowings	34,141	1,977	5.79	25,740	568	2.21	14,774	70.47
Long-term debt	44,142	1,865	4.22	33,114	780	2.35	36,682	603	1.64
Total interest-bearing liabilities	476,178	12,617	2.65	400,844	3,220.80		358,533	993.28
Other liabilities	25,369			20,029			16,353
Shareholders’ equity
Preferred equity	6,808			6,761			6,255
Common equity	46,852			43,655			47,555
Total U.S. Bancorp shareholders’ equity	53,660			50,416			53,810
Noncontrolling interests	465			466			632
Total equity	54,125			50,882			54,442
Total liabilities and equity	$663,440			$592,149			$556,532
Net interest income		$17,527			$14,846			$12,600
Gross interest margin			2.33%			2.51%			2.41%
Gross interest margin without taxable-equivalent increments			2.31%			2.49%			2.39%
Percent of Earning Assets
Interest income			4.98%			3.31%			2.69%
Interest expense			2.08			.59			.20
Net interest margin			2.90%			2.72%			2.49%
Net interest margin without taxable-equivalent increments			2.88%			2.70%			2.47%
(a)Interest and rates are presented on a fully taxable-equivalent basis based on a federal income tax rate of 21 percent.
(b)Interest income and rates on loans include loan fees. Nonaccrual loans are included in average loan balances.

138 U.S. Bancorp 2023 Annual Report

U.S. Bancorp
Supplemental Financial Data (Unaudited)

Earnings Per Common Share Summary	2023	2022	2021
Earnings per common share	$3.27	$3.69	$5.11
Diluted earnings per common share	3.27	3.69	5.10
Dividends declared per common share	1.93	1.88	1.76
Other Statistics (Dollars and Shares in Millions)
Common shares outstanding(a)	1,558	1,531	1,484
Average common shares outstanding and common stock equivalents
Earnings per common share	1,543	1,489	1,489
Diluted earnings per common share	1,543	1,490	1,490
Number of shareholders(b)	29,094	30,280	31,111
Common dividends declared	$3,000	$2,829	$2,630
(a)Defined as total common shares issued less common stock held in treasury at December 31.
(b)Based on number of common stock shareholders of record at December 31.
The common stock of U.S. Bancorp is traded on the New York Stock Exchange, under the ticker symbol “USB.” At January 31, 2024, there were 29,006 holders of record of the Company’s common stock.
Stock Performance Chart
The following chart compares the cumulative total shareholder return on the Company’s common stock during the five years ended December 31, 2023, with the cumulative total return on the Standard & Poor’s 500 Index and the KBW Bank Index. The comparison assumes $100 was invested on December 31, 2018, in the Company’s common stock and in each of the foregoing indices and assumes the reinvestment of all dividends. The comparisons in the graph are based upon historical data and are not indicative of, nor intended to forecast, future performance of the Company’s common stock.

Total Return
220
200
180
160
140
120
100
2018
2019
2020
2021
2022
2023
100
136
134
131
156
122
110
200
169
136
164
133
110
207
132
116
USB
S&P 500
KBW Bank Index (BKX)

139

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
U.S. Bancorp’s banking subsidiary, USBNA, is engaged in the general banking business, principally in domestic markets, and holds all of the Company's consolidated deposits of $512.3 billion at December 31, 2023. USBNA provides a wide range of products and services to individuals, businesses, institutional organizations, governmental entities and other financial institutions. Commercial and consumer lending services are principally offered to customers within the Company’s domestic markets, to domestic customers with foreign operations and to large national customers operating in specific industries targeted by the Company, such as healthcare, utilities, oil and gas, and state and municipal government. Lending services include traditional credit products as well as credit card services, lease financing and import/export trade, asset-backed lending, agricultural finance and other products. Depository services include checking accounts, savings accounts and time certificate contracts. Ancillary services such as capital markets, treasury management and receivable lock-box collection are provided to corporate and governmental entity customers. U.S. Bancorp’s bank and trust subsidiaries provide a full range of asset management and fiduciary services for individuals, estates, foundations, business corporations and charitable organizations.
Other U.S. Bancorp non-banking subsidiaries offer investment and insurance products to the Company’s customers principally within its domestic markets, and fund administration services to a broad range of mutual and other funds.
Banking and investment services are provided through a network of 2,274 banking offices across 26 states as of December 31, 2023, principally operating in the Midwest and West regions of the United States. A significant percentage of consumer transactions are completed using USBNA's digital banking services, both online and through its digital app. The Company operates a network of 4,524 ATMs as of December 31, 2023, and provides 24-hour, seven day a week telephone customer service. Mortgage banking services are provided through banking offices and loan production offices throughout the Company’s domestic markets. Lending products may be originated through banking offices, indirect correspondents, brokers or other lending sources. The Company is also one of the largest providers of corporate and purchasing card services and corporate trust services in the United States. The
Company’s wholly-owned subsidiary, Elavon, Inc. (“Elavon”), provides domestic merchant processing services directly to merchants. Wholly-owned subsidiaries of Elavon provide similar merchant services in Canada and segments of Europe. The Company also provides corporate trust and fund administration services in Europe. These foreign operations are not significant to the Company.
As of December 31, 2023, U.S. Bancorp employed more than 75,000 people.
Risk Factors
An investment in the Company involves risk, including the possibility that the value of the investment could fall substantially and that dividends or other distributions on the investment could be reduced or eliminated. Below are material risk factors that make an investment in the Company speculative or risky.
Economic and Market Conditions Risk
Deterioration in business and economic conditions could adversely affect the Company’s lending business and the value of loans and debt securities it holds The Company’s business activities and earnings are affected by general business conditions in the United States and abroad, including factors such as the level and volatility of short-term and long-term interest rates, inflation, home prices, unemployment and under-employment levels, bankruptcies, household income, consumer spending, fluctuations in both debt and equity capital markets, liquidity of the global financial markets, the availability and cost of capital and credit, investor sentiment and confidence in the financial markets, the strength of the domestic and global economies in which the Company operates, and customer deposit behavior. These conditions can change suddenly and negatively. For example, changes in these conditions caused by the COVID-19 pandemic adversely affected the Company’s consumer and commercial businesses and securities portfolios, its level of charge-offs and provision for credit losses, and its results of operations from the start of the pandemic in early 2020 through 2022, and changes in these conditions caused by Russia’s invasion of Ukraine impacted the Company’s results of operations in 2022 and 2023. Inflation continued to impact the Company’s financial condition in 2023, as the COVID-19 era fiscal and monetary stimulus as well as geopolitical pressures continued to drive inflationary pressure. Further, recent bank failures prompted by sudden and significant withdrawals of deposits at the failing banks resulted in significant volatility in the stock prices of certain financial services institutions. In addition, volatility due to failures of other banks or general uncertainty regarding the health of banks may affect customer deposit behavior and cause deposit withdrawals. Other future changes in these conditions, whether related to a pandemic, the war in Ukraine, conflict in the Middle East, the threat or occurrence of a U.S. sovereign default or government shutdown, disruptions in the financial services industry or otherwise, could have additional adverse effects on the Company and its businesses.
Given the high percentage of the Company’s assets represented directly or indirectly by loans, and the

140 U.S. Bancorp 2023 Annual Report

importance of lending to its overall business, weak economic conditions have in the past negatively affected, and may continue to negatively affect, the Company’s business and results of operations, including new loan origination activity, existing loan utilization rates and delinquencies, defaults and the ability of customers to meet obligations under the loans. In addition, future deterioration in economic conditions could have adverse effects on loan origination activity, loan utilization rates and delinquencies, defaults and the ability of customers to meet loan obligations. The value to the Company of other assets such as investment securities, most of which are debt securities or other financial instruments supported by loans, similarly have been, and would be, negatively impacted by widespread decreases in credit quality resulting from a weakening of the economy.
In addition, volatility and uncertainty related to inflation or a possible recession and their effects, which could potentially continue to contribute to poor economic conditions, may contribute to or enhance some of the risks described herein. For example, higher inflation, slower growth or a recession could reduce demand for the Company’s products, adversely affect the creditworthiness of its borrowers or result in lower values for its interest-earning assets and investment securities. In 2023, demand for borrowing from both corporate and consumer customers, specifically for residential mortgage and auto loans, slowed as borrowing costs rose due to increased interest rates. Any of these effects, or others that the Company is not able to predict, could adversely affect its financial condition or results of operations.
Any deterioration in global economic conditions could damage the domestic economy or negatively affect the Company’s borrowers or other counterparties that have direct or indirect exposure to these regions. Such global disruptions, including disruptions in supply chains or geopolitical risk, can undermine investor confidence, cause a contraction of available credit, or create market volatility, any of which could have material adverse effects on the Company’s businesses, results of operations, financial condition and liquidity, even if the Company’s direct exposure to the affected region is limited. Global political trends toward nationalism and isolationism could increase the probability of a deterioration in global economic conditions.
Changes in interest rates have in the past reduced, and could in the future reduce, the Company’s net interest income The Company’s earnings are dependent to a large degree on net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. Net interest income is significantly affected by market rates of interest, which in turn are affected by prevailing economic conditions, by the fiscal and monetary policies of the federal government and by the policies of various regulatory agencies. Volatility in interest rates can also result in the flow of funds away from financial institutions into direct investments. Direct investments, such as United States government and corporate securities and other investment vehicles (including mutual funds), generally pay higher rates of return than financial institutions because of the absence of federal insurance premiums. This may cause USBNA to lose some of its low-cost deposit funding. Customers may also continue to move noninterest-bearing deposits into interest-bearing accounts, thus increasing overall deposit costs. Higher funding costs may reduce the Company’s net interest margin and net interest income. A prolonged period of high or increasing interest rates may cause the Company to experience an acceleration of deposit migration, which could adversely affect the Company’s operations and liquidity. This risk is exacerbated by technological developments and trends in customer behavior, including the ease and speed with which deposits may be transferred electronically, particularly by a growing number of customers who maintain accounts with multiple banks.
United States interest rates fell dramatically during the first quarter of 2020 and remained low through 2021, which adversely affected the Company’s net interest income. The Federal Reserve Board raised benchmark interest rates throughout 2022 and 2023, and may continue to raise interest rates in response to economic conditions, particularly inflationary pressures, or may lower interest rates in future periods.
When interest rates are increasing, the Company can generally be expected to earn higher net interest income, and conversely, decreasing interest rates can adversely impact the Company's net interest income. However, higher interest rates can also lead to fewer originations of loans, less liquidity in the financial markets, and higher funding costs, each of which could adversely affect the Company’s revenues and its liquidity and capital levels. In 2022 and 2023, as a result of the high interest rate environment, the Company earned higher net interest income but experienced fewer originations of mortgage loans and higher funding costs, and the Company expects these effects to continue in the future if interest rates remain elevated or increase further. Higher interest rates can also negatively affect the payment performance on loans that are linked to variable interest rates. If borrowers of variable rate loans are unable to afford higher interest payments, those borrowers may reduce or stop making payments, thereby causing the Company to incur losses and increased operational costs related to servicing a higher volume of delinquent loans.
The Company’s results may be materially affected by market fluctuations and significant changes in the value of financial instruments The value of securities, derivatives and other financial instruments which the Company owns or in which it makes markets can be materially affected by market fluctuations. Market volatility, illiquid market conditions and other disruptions in the financial markets may make it extremely difficult to value certain financial instruments. Subsequent valuations of financial instruments in future periods, in light of factors then prevailing, may result in significant changes in the value of these instruments. In addition, at the time of any disposition of these financial instruments, the price that the Company ultimately realizes will depend on the demand and liquidity in the market at that time and may be materially lower than their current fair value. Any of these factors could cause a decline in the value of financial instruments that the Company owns or in which it makes markets, which may

141

have an adverse effect on the Company’s results of operations. In addition, losses in the value of the Company’s investment securities or loan portfolio could affect market perception of the Company and create volatility in the Company’s stock price. Losses in the value of the Company’s investment securities, even if they do not affect earnings or capital, could also cause some depositors, particularly those who maintain uninsured and uncollateralized deposits, to question the stability of USBNA and to move their deposits away from USBNA. Such events could negatively affect the Company’s liquidity, financial condition and results of operations.
The Company’s risk management and monitoring processes, including its stress testing framework, seek to quantify and control the Company’s exposure to more extreme market moves. However, the Company’s hedging and other risk management strategies may not be effective, and it could incur significant losses in the event of unexpected or unmitigated market volatility.
Operations and Business Risk
A breach in the security of the Company’s information systems, or the information systems of certain third parties, could disrupt the Company’s businesses, result in the disclosure of confidential information, damage its reputation and create significant financial and legal exposure The Company continues to experience an increasing number of attempted attacks on its information systems, software, networks and other technologies. Although the Company devotes significant resources to maintain, improve, and regularly upgrade its systems and processes that are designed to protect the security of the Company’s computer systems, software, networks, technologies and intellectual property, and to protect the confidentiality, integrity and availability of information belonging to the Company, its employees, and its customers, the Company’s security measures may not be effective against new threats. Malicious actors continue to develop increasingly sophisticated cyber attacks that could impact the Company. Many financial institutions, retailers and other companies engaged in data processing, including software and information technology service providers, have reported cyber attacks, some of which involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage systems, often through the introduction of software that is intentionally included or inserted in an information system for a harmful purpose (malware).
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
Third parties that facilitate the Company’s business activities, including exchanges, clearinghouses, payment and ATM networks, financial intermediaries and vendors that provide services or technology solutions for the Company’s operations, are also sources of operational and security risks to the Company due to operational or technical failures of their systems, misconduct or negligence by their employees or cyber attacks that could affect their ability to deliver a product or service to the Company, resulting in lost or compromised Company or customer information. Furthermore, a third party may not reveal an attack or system failure to the Company in a timely manner, which could compromise the Company’s ability to respond effectively. Some of these third parties may engage vendors of their own, which introduces the risk that the third party’s vendors and subcontractors could be the source of operational and security failures. In addition, if a third party obtains access to the customer account data on the Company’s systems, and that party experiences a breach via an external or internal threat or misappropriates such data, the Company and its customers could suffer material harm, including heightened risk of fraudulent transactions, losses from fraudulent transactions, increased operational costs to remediate any security breach and reputational harm. These risks are expected to continue to increase as the Company expands its interconnectivity with its customers and other third parties.
Within the past several years, multiple companies have disclosed significant cybersecurity breaches affecting debit and credit card accounts of their customers, some of whom were the Company’s cardholders and who may experience fraud on their card accounts because of the breach. The Company has suffered, and will in the future suffer, losses associated with reimbursing its customers for such fraudulent transactions and for other costs related to data security compromise events, such as replacing cards associated with compromised card accounts. These attacks involving Company cards are likely to continue and could, individually or in the aggregate, have a material adverse effect on the Company’s financial condition or results of operations.
The Company may not be able to anticipate or to implement effective preventive measures against all cyberattacks because malicious actor methods and techniques change frequently, increase in sophistication, often are not recognized until launched, sometimes go undetected even when successful, and originate from a wide variety of sources, including organized crime, hackers, terrorists, activists, hostile foreign governments and other external parties. Those parties may also attempt to fraudulently induce employees, customers or other users of the Company’s systems to disclose sensitive information to gain access to the Company’s data or that of its customers or clients, such as through “phishing” and other social engineering schemes. For example, recent advances in artificial intelligence may allow a bad actor to create so-called “deep fakes” to impersonate the voice or likeness of another individual, which could be used in social engineering schemes that may be more difficult to detect than other social engineering efforts. Other types of attacks may include the introduction of computer viruses and/or

142 U.S. Bancorp 2023 Annual Report

malicious or destructive code, denial-of-service attacks (DDoS), and cyber extortion with accompanying ransom demands. The Company’s information security risks may increase in the future as the Company continues to increase its mobile and internet-based product offerings and expands its internal usage of web-based products and applications. In addition, the Company’s customers often use their own devices, such as computers, smart phones and tablet computers, to make payments and manage their accounts, and are subject to “phishing,” scam websites, and other attempts from cyber criminals to compromise or deny access to their accounts. The Company has limited ability to assure the safety and security of its customers’ transactions with the Company to the extent they are using their own devices, which have been, and likely will continue to be, subject to such threats.
If the Company’s physical or cybersecurity systems are penetrated or circumvented, or an authorized user intentionally or unintentionally removes, loses or destroys critical business data, serious negative consequences for the Company can follow, including significant disruption of the Company’s operations, misappropriation of confidential Company and/or customer information, or damage to the Company’s, customers’ or counterparties’ computers or systems. These consequences could result in violations of applicable privacy and other laws; financial loss to the Company or to its customers; loss of confidence in the Company’s security measures; customer dissatisfaction; significant litigation exposure; regulatory investigations, fines, penalties or intervention; reimbursement or other compensatory costs (including the costs of credit monitoring services); additional compliance costs; and harm to the Company’s reputation, all of which could adversely affect the Company.
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
The Company relies on its employees, systems and third parties to conduct its business, and certain failures by systems or misconduct by employees or third parties could adversely affect its operations The Company operates in many different businesses in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. The Company’s business, financial, accounting, data processing, and other operating systems and facilities may stop operating properly or become disabled or damaged due to a number of factors, including events that are out of its control. In addition to the risks posed by information security breaches, as discussed above, such systems could be compromised because of spikes in transaction volume, electrical or telecommunications outages, degradation or loss of internet or website availability, natural disasters, political or social unrest, and terrorist acts. The Company’s business operations may be adversely affected by significant disruption to the operating systems that support its businesses and customers. The Company’s backup systems could become compromised, which could negatively impact the ability to back up data.
The Company could also incur losses resulting from the risk of human error by employees, misconduct or fraud by employees or persons outside the Company, unauthorized access to its computer systems, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements, and failures of business continuation and disaster recovery processes and systems. This risk of loss also includes customer remediation costs, potential legal actions, fines or civil money penalties that could arise resulting from an operational deficiency or noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity.
Third parties provide key components of the Company’s business infrastructure, such as internet connections, cloud services, network access and mutual fund distribution. Any problems caused by third-party service providers, including failing to comply with their contractual obligations or performing their services negligently, could adversely affect the Company’s ability to deliver products and services to the Company’s customers and otherwise to conduct its business. Replacing third-party service providers could also entail significant delay and expense. In addition, failure of third-party service providers to handle current or higher volumes of use could adversely affect the Company’s ability to deliver products and services to clients and otherwise to conduct business. Technological or financial difficulties of a third-party service provider could adversely affect the Company’s businesses to the extent those difficulties result in the interruption or discontinuation of services provided by that party.
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
The Company could face material legal and reputational harm if it fails to safeguard personal information The Company is subject to complex and evolving laws and regulations, both inside and outside the United States, governing the privacy and protection of personal information. Individuals whose personal information may be protected by law can include the Company’s customers and their customers, prospective customers, job applicants, current and former employees, employees of the Company’s suppliers, and other individuals. Complying with

143

laws and regulations applicable to the Company’s collection, use, transfer and storage of personal information can increase operating costs, impact the development and marketing of new products or services, and reduce operational efficiency. Any mishandling or misuse of personal information by the Company or its suppliers could expose the Company to litigation or regulatory fines, penalties or other sanctions. For example, a state attorney general recently announced an action against a bank for alleged failure to protect consumer accounts from fraud.
In the United States, several states have enacted consumer privacy laws that impose compliance obligations with respect to personal information. In particular, the California Consumer Privacy Act (the “CCPA”), as amended by the California Privacy Rights Act, and its implementing regulations impose significant requirements on covered businesses with respect to consumer data privacy rights. Compliance with the CCPA and other state statutes, common law, or regulations designed to protect personal information could potentially require substantive technology infrastructure and process changes across many of the Company’s businesses. Non-compliance with the CCPA or similar laws and regulations could lead to substantial regulatory fines and penalties, damages from private causes of action, compelled changes to the Company’s business practices, and/or reputational harm. The Company cannot predict whether any pending or future state or federal legislation will be adopted, or the impact of any such adopted legislation on the Company. Future legislation could result in substantial costs to the Company and could have an adverse effect on its business, financial condition, and results of operations.
In addition, legal requirements for cross-border personal data transfers are constantly changing, including the revisions made by the European Economic Area (“EEA”) that require the use of revised Standard Contractual Clauses (“SCCs”) for international data transfers from the EEA. The SCCs are required to be used for new agreements involving the cross-border transfer of personal data from the EEA and must be supplemented by an assessment and due diligence of the legal and regulatory landscape of the jurisdiction of the data importer, the channels used to transmit personal data and any sub-processors that may receive personal data. The United Kingdom has developed its own set of SCCs that must be used for transfers of personal data from the United Kingdom to the United States. In July 2023, the European Commission announced a final adequacy decision for the EU-U.S. Data Privacy Framework, a cross-border data transfer mechanism that replaced the EU-U.S. Privacy Shield that was invalidated in 2020. Compliance with this changing landscape of privacy requirements could potentially compel the Company to make significant technological and operational changes, any of which could result in substantial costs to the Company, and failure to comply with applicable data transfer or privacy requirements could subject the Company to fines or regulatory investigation or oversight.
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
The Company could lose market share and experience increased costs if it does not effectively develop and implement new technology The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services, including innovative ways that customers can make payments or manage their accounts, such as through the use of mobile payments, digital wallets or digital currencies. The Company believes its success depends, in part, upon its ability to address customer needs by using technology to provide products and services and create additional efficiencies in the Company’s operations. When launching a new product or service or introducing a new platform for the delivery of products and services, the Company might not identify or fully appreciate new operational risks arising from those innovations or might inadvertently fail to implement adequate controls to mitigate those risks. Developing and deploying new technology-driven products and services can also involve costs that the Company may not recover and divert resources away from other product development efforts. The Company may not be able to effectively develop and implement profitable new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry, including because larger competitors may have more resources to spend on developing new technologies or because non-bank competitors have a lower cost structure and more flexibility, could harm the Company’s competitive position and negatively affect its revenue and profit.
The use of new technologies, including artificial intelligence (“AI”) and machine learning, may result in reputational harm, increased regulatory scrutiny and increased liability The banking industry is subject to rapid and significant technological change. To compete effectively, the Company may use new and evolving

144 U.S. Bancorp 2023 Annual Report

technologies, including AI and machine learning, to help improve its customer service and products and to automate certain business decisions or risk management practices. The Company's use of AI and machine learning is subject to risks that algorithms and datasets are flawed or may be insufficient or contain biased information. In addition, the models and processes relating to AI and machine learning are not always transparent, which could increase the risk of unintended deficiencies. These deficiencies could result in inaccurate or ineffective decisions, predictions or analysis, which could subject the Company to competitive harm, legal liability, increased regulatory scrutiny, reputational harm or other consequences that the Company may not be able to predict, any of which could negatively affect the Company's financial condition and results of operations.
The Company may not realize the full value of its strategic plans and initiatives As the Company develops its strategic initiatives, it scans the internal and external environment to inform any changes required, take advantage of new opportunities and/or respond to unexpected challenges. Initiatives include focusing on customer growth with tailored products and experiences that meet customer needs; executing disciplined strategies to grow and maintain sufficient capital levels as part of preserving the Company’s financial excellence and risk appetite; acquiring and integrating financial services businesses or assets; cultivating a future-focused and diverse talent strategy; and increasing access to banking services and economic empowerment. The Company’s initiatives are impacted by internal factors, rapid pace of change from an evolving competitive landscape, increased cybersecurity threats, accelerated digitalization, and emerging technologies. In addition, execution is impacted by the Company’s response to external economic conditions, global uncertainty, and regulatory factors that are beyond its control. The Company’s future growth and the value of its stock will depend, in part, on its ability to effectively implement its business strategy. If the Company is not able to successfully execute its business strategy, then the Company’s competitive position, reputation, prospects for growth, and results of operations may be adversely affected.
Damage to the Company’s reputation could adversely impact its business and financial results Reputation risk, or the risk to the Company’s business, earnings and capital from negative public opinion, is inherent in the Company’s business. Negative public opinion about the financial services industry generally or the Company specifically could adversely affect the Company’s ability to retain and attract stakeholders such as customers, investors, and employees and could expose the Company to litigation and regulatory action. Negative public opinion can result from the Company’s actual or alleged conduct in any number of activities, including lending practices, cybersecurity breaches, failures to safeguard personal information, inability to meet community and other stakeholder commitments, discriminating or harassing behavior of employees toward other employees or customers, mortgage servicing and foreclosure practices, compensation practices, sales practices, regulatory compliance, mergers and acquisitions, and actions taken by government regulators and community organizations in response to that conduct. Additionally, the Company’s stakeholders often hold differing views on how the Company should address environmental, social and governance (“ESG”) goals as it relates to serving customers, including certain “anti-ESG” sentiment among some individuals and government institutions. The Company’s approach to ESG and customers may result in negative attention in traditional and social media, resulting in a negative perception of the Company depending on an individual’s view. In addition, failure to deliver against established ESG goals and objectives could present reputational and financial harm to the Company. The Company may also be targeted by groups or influential individuals who disagree with its public positions on social or environmental issues, which could result in reduced revenue or reputational harm. If the Company is unable to design or execute against business strategies that balance conflicting views on how it supports ESG initiatives, while continuing to support customers from differing industries, reputational damage could result, leading to a loss of customers or negative investor sentiment. As a large diversified financial services company with a high industry profile, the Company is inherently exposed to this risk.
In addition, environmental matters have been the subject of increased focus by regulators, particularly with respect to the accuracy of statements made by issuers regarding their ESG practices, initiatives and investment strategies. The SEC has established an enforcement task force to examine ESG practices and disclosures by public companies and identify inaccurate or misleading statements, often referred to as “greenwashing.” There have been enforcement actions relating to ESG disclosures and policies and procedures failures, and the Company expects that there will be a greater level of enforcement activity in the future. A perception or accusation of greenwashing could damage the Company’s reputation, result in litigation or enforcement actions, or adversely affect the Company’s ability to raise capital and attract and retain customers.
The Company’s business and financial performance could be adversely affected, directly or indirectly, by natural disasters, pandemics, terrorist activities, civil unrest or international hostilities Neither the occurrence nor the potential impact of natural disasters, pandemics, terrorist activities, civil unrest or international hostilities can be predicted. However, these occurrences could impact the Company directly (for example, by interrupting the Company’s systems, which could prevent the Company from obtaining deposits, originating loans and processing and controlling its flow of business; causing significant damage to the Company’s facilities; or otherwise preventing the Company from conducting business in the ordinary course), or indirectly as a result of their impact on the Company’s borrowers, depositors, other customers, vendors or other counterparties (for example, by damaging properties pledged as collateral for the Company’s loans or impairing the ability of certain borrowers to repay their loans). The Company has also suffered, and could in the future suffer, adverse consequences to the extent that natural disasters, pandemics, including the COVID-19 pandemic, terrorist activities, civil unrest or international

145

hostilities, including Russia’s invasion of Ukraine and conflict in the Middle East, affect the financial markets or the economy in general or in any particular region.
For example, the COVID-19 pandemic created economic and financial disruptions that have adversely affected, and may in the future adversely affect, the Company’s business, financial condition, capital and results of operations. During the COVID-19 pandemic, the Company experienced significant disruptions to its normal operations, including the temporary closing of branches and a sudden increase in the volume of work-from-home arrangements. In addition, the Company has been indirectly negatively affected by the pandemic’s effects on the Company’s borrowers and other customers, and by its effects on global financial markets. The COVID-19 pandemic caused, and other future natural disasters, pandemics, terrorist activities, civil unrest or international hostilities, may cause, an increase in delinquencies, bankruptcies or defaults that could result in the Company experiencing higher levels of nonperforming assets, net charge-offs and provisions for credit losses.
Depending on the lingering impact of the pandemic and the impact of current international hostilities on general economic and market conditions, there is a risk that adverse conditions could occur or worsen, including supply chain disruptions; higher inflation; a possible recession; decreased demand for the Company’s products and services or those of its borrowers, which could increase credit risk; challenges related to maintaining sufficient qualified personnel due to labor shortages, talent attrition, employee illness, or willingness to return to work; increased risk of cyber attacks; increased volatility in commodity, currency and other financial markets; and disruptions to business operations at the Company and at counterparties, vendors and other service providers.
The United States has in recent years faced periods of significant civil unrest. Although civil unrest has not materially affected the Company’s businesses to date, similar events could, directly or indirectly, have a material adverse effect on the Company’s operations (for example, by causing shutdowns of branches or working locations of vendors or other counterparties or damaging property pledged as collateral for the Company’s loans).
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

The Company’s business strategy, operations, financial performance and customers could be materially adversely affected by the impacts related to climate change There is an increasing concern over the risks of climate change and the impact that climate change may have on the Company and its customers and communities. The physical risks of climate change include increasing average global temperatures, rising sea levels and an increase in the frequency and severity of extreme weather events and natural disasters, including wildfires, floods, tornadoes and hurricanes. Climate shifts and the increasing frequency and severity of natural disasters reduce the Company’s ability to predict accurately the effects of natural disasters. Such disasters and chronic shifts caused by climate change, such as rising sea levels, could disrupt the Company’s operations or the operations of customers or third parties on which the Company relies, particularly with respect to customers located in low-lying areas and coastlines that are more prone to flooding or other areas that are prone to wildfires and other disasters. Such disasters could also result in market volatility, negatively impact customers’ ability to pay outstanding loans and fulfill other contractual obligations, reduce future relationship opportunities with clients, damage collateral or result in the deterioration of the value of collateral. Such disasters may also result in reduced availability or increased costs of insurance, including insurance that protects property pledged as collateral for Company loans, which could negatively affect the Company’s ability to predict credit losses accurately.
Additionally, climate change concerns could result in transition risk. Transition risks could include changes in consumer preferences, new technologies, and additional legislation and regulatory requirements, including those associated with the transition to a low-carbon economy. New regulations or laws could result in significant costs as the Company implements compliance, disclosure and other programs. Failure to comply with any new laws or regulations could result in legal or regulatory sanctions and harm to the Company’s reputation. The transition to a low-carbon economy could also negatively affect the business of customers in carbon-intensive industries and reduce their creditworthiness.
These physical risks and transition risks could increase expenses or otherwise adversely impact the Company’s business strategy, operations, financial performance and customers. In particular, new regulations or guidance, or the attitudes of regulators, shareholders and employees regarding climate change, may affect the activities in which the Company engages and the products that the Company offers. An inability to adjust the Company’s business to mitigate the effects of physical and transition risks could result in higher operational and credit losses. In addition, an increasing perspective that financial institutions, including the Company, play an important role in managing risks related to climate change, including indirectly with respect to their customers, may result in increased pressure on the Company to take additional steps to disclose and manage its climate risks and related lending and other activities, and the Company could suffer reputational harm related to the environmental impacts of industries in which certain of the

146 U.S. Bancorp 2023 Annual Report

Company’s customers do business. The Company could also experience increased expenses resulting from strategic planning, litigation and technology and market changes, and reputational harm as a result of negative public sentiment, regulatory scrutiny and reduced investor and stakeholder confidence due to the Company’s response to climate change and the Company’s climate change strategy.
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
The Company expects that its business will remain subject to extensive regulation and supervision and that the level of scrutiny and the enforcement environment may fluctuate over time, based on numerous factors, including recent bank failures, changes in the United States presidential administration or one or both houses of Congress and public sentiment regarding financial institutions (which can be influenced by scandals and other incidents that involve participants in the industry). In particular, changes in administration may result in the Company and other large financial institutions becoming subject to increased scrutiny and/or more extensive legal and regulatory requirements than under prior presidential and congressional regimes. In addition, changes in key personnel at the agencies that regulate the Company, including the federal banking regulators, may result in differing interpretations of existing rules and guidelines and potentially more stringent enforcement and more severe penalties than previously experienced. New regulations or modifications to existing regulations and supervisory expectations have increased, and may in the future increase, the Company’s costs over time and necessitate changes to the Company’s existing regulatory compliance and risk management infrastructure. In addition, regulatory changes may reduce the Company’s revenues (including by limiting the fees the Company may charge), limit the types of financial services and products it may offer, alter the investments it makes, affect the manner in which it operates its businesses, increase its litigation and regulatory costs should it fail to appropriately comply with new or modified laws and regulatory requirements, and increase the ability of non-banks to offer competing financial services and products.
Changes to statutes, regulations or regulatory policies, or their interpretation or implementation, and/or regulatory practices, requirements or expectations, could affect the Company in substantial and unpredictable ways. For example, the Inflation Reduction Act of 2022 imposed a new one percent excise tax on corporate stock repurchases, which could impact the extent of the Company’s common stock repurchases, preferred stock redemptions, and mergers and acquisitions activity, as well as increase the Company’s tax liability and reduce the Company’s net income in connection with these activities. More recently, U.S. banking regulators issued proposed capital rules, commonly referred to as “Basel III Endgame”, that would result in significant changes to the U.S. regulatory capital rules for banking organizations with total consolidated assets of $100 billion or more, including the Company. The FDIC also issued its final rulemaking for special deposit insurance assessments to recover losses to the Deposit Insurance Fund arising from the protection of uninsured deposits in connection with the closures of three banks in early 2023, which resulted in a significant expense for the Company. Complying with regulatory changes has at times resulted in significant expense for the Company, and these and other future regulatory changes could result in further significant expenses which could materially affect the Company’s financial condition and results of operations. In addition, failure to comply with any new law or regulation could result in litigation, regulatory enforcement actions and harm to the Company’s reputation.
General regulatory practices, such as longer time frames to obtain regulatory approvals for acquisitions and other activities (and the resultant impact on businesses the Company may seek to acquire), could affect the Company’s ability or willingness to make certain acquisitions or introduce new products or services. In addition, the Biden Administration has called on all regulatory agencies to reduce or eliminate certain fees relating to a number of services, including banking services. Similarly, the CFPB launched an initiative to reduce the amounts and types of fees financial institutions may charge, including by issuing a proposed rule that would significantly reduce the permissible amount of credit card late fees. These and other changes could affect the Company’s ability or willingness to provide certain products or services, necessitate changes to the Company’s business practices or reduce the Company’s revenues.
Federal law grants substantial supervisory and enforcement powers to federal banking regulators and law enforcement agencies, including, among other things, the ability to assess significant civil or criminal monetary penalties, fines, or restitution; to issue cease and desist or removal orders; and to initiate injunctive actions against banking organizations and institution-affiliated parties. The financial services industry continues to face scrutiny from bank supervisors in the examination process and stringent enforcement of regulations on both the federal and state levels, including with respect to mortgage-related practices, fair lending practices, fees charged by banks, student lending practices, sales practices and related incentive

147

compensation programs, and other consumer compliance matters, as well as compliance with Bank Secrecy Act/anti-money laundering (“BSA/AML”) requirements and sanctions compliance requirements as administered by the Office of Foreign Assets Control, and consumer protection issues more generally. This regulatory scrutiny, or the results of an investigation or examination, may lead to additional regulatory investigations or enforcement actions. There is no assurance that those actions will not result in regulatory settlements or other enforcement actions against the Company or any of the Company’s subsidiaries (including USBNA), which could cause the Company material financial and reputational harm. Furthermore, a single event involving a potential violation of law or regulation may give rise to numerous and overlapping investigations and proceedings, either by multiple federal and state agencies and officials in the United States or, in some instances, regulators and other governmental officials in foreign jurisdictions. In addition, another financial institution’s violation of law or regulation relating to a business activity or practice often will give rise to an investigation of the same or similar activities or practices of the Company.
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
Stringent requirements related to capital and liquidity are applicable to larger banking organizations, including the Company, that may limit the Company’s ability to return earnings to shareholders or operate or invest in its business The Basel III Endgame rules, discussed above, would result in significant changes to regulatory capital rules for banking organizations with total consolidated assets of $100 billion or more, such as the Company. The Company expects that the final rules will result in requirements for the Company to hold significantly more capital than is required under current regulations. In addition, in response to bank failures that occurred in 2023, the Federal Reserve Vice Chair for Supervision and the Acting Comptroller of the Currency have indicated that the Federal Reserve and OCC, respectively, are considering additional liquidity risk management rules that they may propose in 2024. These and other future changes to the implementation of these rules including the stress capital buffer, or additional capital- and liquidity-related rules, could require the Company to take further steps to increase its capital, increase its investment security holdings, divest assets or operations, or otherwise change aspects of its capital and/or liquidity measures, including in ways that may be dilutive to shareholders or could limit the Company’s ability to pay common stock dividends, repurchase its common stock, invest in its businesses or provide loans to its customers.
The effects of the COVID-19 pandemic and actions by the Federal Reserve Board have in the past limited and may in the future limit capital distributions, including suspension of the Company’s share repurchase program or reduction or suspension of the Company’s common stock dividend. In addition, recent events in the banking industry, including three high-profile bank failures in 2023, and the results of regulatory investigations into the failures could result in increased regulatory scrutiny and heightened regulatory requirements, any of which could require the Company to expend significant time and effort to implement appropriate compliance procedures or to incur other expenses, and could negatively affect the Company’s financial condition or results of operations.
Further, in August 2023, the Federal Reserve Board, OCC and FDIC issued a proposed rule that would require, among other institutions, each Category III U.S. bank holding company, including the Company, and each insured depository institution with $100 billion or more in total consolidated assets that is a consolidated subsidiary of a Category III U.S. bank holding company, such as USBNA,

148 U.S. Bancorp 2023 Annual Report

to have minimum levels of outstanding long-term debt. The proposed rule is intended to improve the resolvability of the banking organizations covered by the rule. The Company continues to evaluate the potential effects of the proposed rule. Although any effects on the Company and USBNA will depend on the final form of any rulemaking, the Company may need to change its current funding mix, including being required to raise additional long-term debt, which could adversely impact net interest margin and net interest income.
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
For example, banking organizations have been subject to claims regarding patent infringement or other violations of intellectual property rights in recent years which, in some cases, have resulted in large judgments against the banks. Such claims have in the past been brought against the Company, and if the Company is not successful in defending such claims or if new claims are brought or damages sought increase, the Company may incur substantial costs in defending such claims, regardless of their merit. If such claims are successful, the Company could be required to pay substantial damages and could suffer reputational and other harm.
Additionally, the previously disclosed discontinuance of LIBOR and the complex transition of relevant contracts from LIBOR to alternative rates could still have a range of adverse impacts on the Company's business and results of operations as a result of future disputes, litigation or other actions with clients, counterparties or investors related to the transition. The transition may also result in additional inquiries or other actions from regulators regarding the Company's replacement of LIBOR.
In addition, there is an increasing focus from lawmakers and regulators concerning ESG matters. Some states in which the Company does business have implemented “anti-ESG” measures and may seek to implement additional measures in the future. Such measures may conflict with other regulatory requirements or the expectations of the Company's customers and shareholders. If the Company fails to comply with evolving, and possibly conflicting, legal and regulatory requirements, it could harm the Company’s ability to continue to conduct business in one or more of the jurisdictions in which the Company currently operates, or could otherwise harm the Company’s business.
The Company assumed MUB’s liabilities as part of the acquisition, which includes ensuring ongoing compliance with an OCC consent order relating to MUB’s technology and operational risk management, and could also include other liabilities related to MUB’s compliance with banking law. Although the Company may be entitled to indemnification from Mitsubishi UFJ Financial Group, Inc. for certain losses, such liabilities could result in additional regulatory scrutiny, constraints on the Company’s business, or enforcement actions, including civil money penalties or fines. Any of those events could have a material adverse impact on the Company’s future operations, financial condition, growth, or other aspects of its business.
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
The Company’s failure to satisfy its obligations as servicer for automobile loan securitizations and residential mortgage loans owned by other entities, and other losses the Company could incur as servicer, could adversely impact the Company’s reputation, servicing costs or results of operations The Company services automobile loans on behalf of third-party securitization vehicles and also acts as servicer and master servicer for mortgage loans included in securitizations and for unsecuritized mortgage loans owned by investors. As a servicer or master servicer for those loans, the Company has certain contractual obligations to the securitization trusts, investors, or other third parties. As a servicer, the Company’s obligations include foreclosing on defaulted loans or, to the extent consistent with the applicable securitization or other investor agreement, considering alternatives to foreclosure such as loan modifications or short sales, as applicable. In the Company’s capacity as a

149

master servicer, obligations include overseeing the servicing of mortgage loans by the servicer. Generally, the Company’s servicing obligations are set by contract, for which the Company receives a contractual fee. However, with respect to mortgage loans, GSEs can amend their servicing guidelines, which can increase the scope or costs of the services required without any corresponding increase in the Company’s servicing fee. As a servicer, the Company also advances expenses on behalf of investors which it may be unable to collect. A material breach of the Company’s obligations as servicer or master servicer may result in contract termination if the breach is not cured within a specified period of time following notice. In addition, the Company may be required to indemnify the securitization trustee against losses from any failure by the Company, as a servicer or master servicer, to perform the Company’s servicing obligations or any act or omission on the Company’s part that involves willful misfeasance, bad faith, or gross negligence. For certain investors and certain transactions, the Company may be contractually obligated to repurchase a loan or reimburse the investor for credit losses incurred on the loan as a remedy for servicing errors with respect to the loan. The Company may be subject to increased repurchase obligations as a result of claims made that the Company did not satisfy its obligations as a servicer or master servicer. The Company may also experience increased loss severity on repurchases, which may require a material increase to the Company’s repurchase reserve. The Company has and may continue to receive indemnification requests related to the Company’s servicing of mortgage loans owned or insured by other parties, primarily GSEs.
Credit and Mortgage Business Risk
Heightened credit risk could require the Company to increase its provision for credit losses, which could have a material adverse effect on the Company’s results of operations and financial condition When the Company lends money, or enters into commitments to lend money, it incurs credit risk, or the risk of loss if its borrowers do not repay their loans. The credit performance of the Company’s loan portfolios significantly affects its financial results and condition. If the current economic environment were to worsen, the Company’s customers may have more difficulty in repaying their loans or other obligations, which could result in a higher level of credit losses and higher provisions for credit losses. Stress on the United States economy or the local economies in which the Company does business, including the economic stress caused by the pandemic, high commercial real estate vacancy rates, escalating geopolitical tensions and elevated interest rates and inflation, has resulted, and in the future may result, in, among other things, borrowers’ inability to refinance loans at maturity and unexpected deterioration in credit quality of the loan portfolio or in the value of collateral securing those loans, which has caused, and in the future could cause, the Company to establish higher provisions for credit losses.
The Company reserves for credit losses by establishing an allowance through a charge to earnings to provide for loan defaults and nonperformance. The Company’s allowance for credit losses is compliant with CECL accounting guidance, under which the allowance for credit losses reflects the Company’s expected lifetime loss estimates of the portfolio. The allowance for credit losses is constructed based on an evaluation of the risks associated with its loan portfolio, including the size and composition of the loan portfolio, the portfolio’s historical loss experience, current and foreseeable economic conditions and borrower and collateral quality. These forecasts and estimates require difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of the Company’s borrowers to repay their loans. The Company may not be able to accurately predict these economic conditions and/or some or all of their effects, which may, in turn, negatively impact the reliability of the process. The Company also makes loans to borrowers where it does not have or service the loan with the first lien on the property securing its loan. For loans in a junior lien position, the Company may not have access to information on the position or performance of the first lien when it is held and serviced by a third party, which may adversely affect the accuracy of the loss estimates for loans of these types. Increases in the Company’s allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect its financial results. In addition, the Company’s ability to assess the creditworthiness of its customers may be impaired if the models and approaches it uses to select, manage, and underwrite its customers become less predictive of future behaviors.
A concentration of credit and market risk in the Company’s loan portfolio could increase the potential for significant losses The Company may have higher credit risk, or experience higher credit losses, to the extent its loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral. For example, high vacancy rates in commercial properties may affect the value of commercial real estate, including by causing the value of properties securing commercial real estate loans to be less than the amounts owed on such loans. In addition, elevated interest rates may make it more difficult for borrowers to refinance maturing loans. Any of these or other events could increase the level of defaults on commercial real estate loans and result in higher credit losses to the Company. The Company’s credit risk and credit losses can also increase if borrowers who engage in similar activities are uniquely or disproportionately affected by economic or market conditions, or by regulation, such as regulation related to climate change. Deterioration in economic conditions or real estate values in states or regions where the Company has relatively larger concentrations of residential or commercial real estate could result in higher credit costs. For example, the Company’s acquisition of MUB increased the Company’s exposure to the markets in California. Deterioration in real estate values and underlying economic conditions in California could result in higher credit losses to the Company.

150 U.S. Bancorp 2023 Annual Report

Changes in interest rates can impact the value of the Company’s mortgage servicing rights and mortgages held for sale, and can make its mortgage banking revenue volatile from quarter to quarter, which can reduce its earnings The Company has a portfolio of MSRs, which is the right to service a mortgage loan—collect principal, interest and escrow amounts—for a fee. The Company’s MSR portfolio had a fair value of $3.4 billion as of December 31, 2023. The Company initially carries its MSRs using a fair value measurement of the present value of the estimated future net servicing income, which includes assumptions about the likelihood of prepayment by borrowers. Changes in interest rates can affect prepayment assumptions and thus fair value. When interest rates fall, prepayments tend to increase as borrowers refinance, and the fair value of MSRs can decrease, which in turn reduces the Company’s earnings. Further, it is possible that, because of economic conditions such as a weak or deteriorating housing market, even when interest rates fall, mortgage originations may fall or any increase in mortgage originations may not be enough to offset the decrease in the MSRs’ value caused by the lower rates.
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
A decline in the soundness, strength or stability of other financial institutions could adversely affect the Company’s results of operations Actual or perceived issues with, or rumors or questions about, one or more financial institutions, or about the financial services industry more generally, have recently lead to, and may in the future lead to, among other things, (i) market-wide liquidity problems; (ii) rapid and significant deposit withdrawals at certain institutions, particularly those with elevated levels of uninsured deposits; (iii) losses or defaults by certain institutions, up to and including failures of certain banks; and (iv) significant volatility in the stock of financial services institutions. In addition, the Company’s ability to engage in routine funding or settlement transactions could be adversely affected by any of these events or by other events that affect the commercial soundness of other domestic or foreign financial institutions. Failures of one or more banks that are unrelated to USBNA have increased, and may in the future increase, USBNA’s deposit insurance assessments, such as the FDIC’s special assessment relating to bank failures that occurred in 2023, and customers and others may seek to make comparisons between failed or failing banks and USBNA, which, even if unfounded, can spread quickly through social media or other online channels. Such comparisons could affect customer confidence in USBNA and lead to deposit withdrawals or other negative effects the Company is unable to predict, any of which could materially and negatively affect the Company’s results of operations and financial condition.
Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. The Company has exposure to many different counterparties, and the Company routinely executes and settles transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. As a result, defaults by, or even rumors or questions about, the soundness, strength or stability of one or more financial services institutions, or the financial services industry generally, could lead to losses or defaults by the Company or by other institutions and impact the Company’s predominately United States–based businesses or the less significant merchant processing, corporate trust and fund administration services businesses it operates in foreign countries. Many of these transactions expose the Company to credit risk in the event of a default by a counterparty or client. In addition, the Company’s credit risk may be further increased when the collateral held by the Company cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due the Company. Any such losses could adversely affect the Company’s results of operations.
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
Liquidity Risk
If the Company does not effectively manage its liquidity, its business could suffer The Company’s liquidity is essential for the operation of its business. Market conditions, the threat or occurrence of a U.S. sovereign default, unforeseen outflows of funds or other events could negatively affect the Company’s level or cost of funding, affecting its ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, and fund asset growth and new business transactions at a reasonable cost and in a timely manner. If

151

the Company’s access to stable and low-cost sources of funding, such as customer deposits, is reduced, the Company might need to use alternative funding, which could be more expensive or of limited availability. Any substantial, unexpected or prolonged changes in the level or cost of liquidity could materially and adversely affect the Company’s business.
In addition, recent bank failures led to significant volatility in the financial services industry and to liquidity problems at certain institutions. Although governmental support was provided in connection with recent bank failures, including the FDIC’s invoking the systemic risk exception to guarantee uninsured deposits, there can be no guarantee that the FDIC will invoke the systemic risk exception in connection with any future bank failures or that the government would otherwise take any action to provide liquidity to troubled institutions. Further, even if governmental support for financial institutions is available in the future, it may not be sufficient to address systemic risks.
Loss of customer deposits could increase the Company’s funding costs The Company relies on bank deposits to be a low-cost and stable source of funding. The Company competes with banks and other financial services companies for deposits, including those that offer online channels. Recent increases in short-term interest rates have resulted in and are expected to continue to result in more intense competition in deposit pricing. Competition and increasing interest rates have caused the Company to increase the interest rates it pays on deposits. If the Company’s competitors raise the interest rates they pay on deposits, the Company’s funding costs may increase, either because the Company raises the interest rates it pays on deposits to avoid losing deposits to competitors or because the Company loses deposits to competitors and must rely on more expensive sources of funding. Higher funding costs reduce the Company’s net interest margin and net interest income.
Checking and savings account balances and other forms of customer deposits may decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff. When customers move money out of bank deposits and into other investments, the Company may lose a relatively low-cost source of funds, increasing the Company’s funding costs and reducing the Company’s net interest income. In addition, mass withdrawals of deposits occurred at certain banks that failed in 2023, seemingly triggered by losses in the banks’ investment securities portfolios and concerns about uninsured and uncollateralized deposits. A loss in the value of the Company’s investment or loan portfolio, perceived concerns regarding the Company’s and USBNA’s capital positions or perceived concerns regarding the level of USBNA’s uninsured and uncollateralized deposits could cause rapid and significant deposit outflows. This risk is exacerbated by technological developments and changes in banking relationships, such as customers maintaining accounts at multiple banks, which increase the ease and speed with which depositors are able to move their deposits, as well as by the way information, including false information or unfounded rumors, can be spread quickly through social media and other online channels. If USBNA were to experience a significant outflow of deposits, the Company may face significantly increased funding costs, suffer significant losses and have a significantly reduced ability to raise new capital.
The Company could lose access to sources of liquidity if it were to experience financial or regulatory issues The Company relies on sources of liquidity provided by the Federal Reserve Bank, such as the Federal Reserve Bank discount window and other liquidity facilities that the Federal Reserve Board may establish from time to time, as well as liquidity provided by the Federal Home Loan Bank of Des Moines (the “FHLB”). To access these sources of liquidity, the Federal Reserve Board or FHLB may impose conditions that the Company and USBNA are in sound financial condition (as determined by the Federal Reserve Board or FHLB) or that the Company and USBNA maintain minimum supervisory ratings. If the Company or USBNA were to experience financial or regulatory issues, it could affect the Company’s or USBNA's ability to access liquidity facilities, including at times when the Company or USBNA needs additional liquidity for the operation of its business. If the Company or USBNA were to lose access to these liquidity sources, it could have a material adverse effect on the Company’s operations and financial condition.
The Company relies on dividends from its subsidiaries for its liquidity needs, and the payment of those dividends is limited by laws and regulations The Company is a separate and distinct legal entity from USBNA and the Company’s non-bank subsidiaries. The Company receives a significant portion of its cash from dividends paid by its subsidiaries. These dividends are the principal source of funds to pay dividends on the Company’s stock and interest and principal on its debt. Various federal and state laws and regulations limit the amount of dividends that USBNA and certain of the Company’s non-bank subsidiaries may pay to the Company without regulatory approval. Also, the Company’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to prior claims of the subsidiary’s creditors, except to the extent that any of the Company’s claims as a creditor of that subsidiary may be recognized. Refer to “Supervision and Regulation” in the Company’s Annual Report on Form 10-K for additional information regarding limitations on the amount of dividends USBNA may pay.
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

152 U.S. Bancorp 2023 Annual Report

associations, mutual savings banks, finance companies, mortgage banking companies, credit unions, investment companies, credit card companies, and a variety of other financial services and advisory companies. Legislative or regulatory changes also could lead to increased competition in the financial services sector.
The adoption and rapid growth of new technologies, including generative artificial intelligence, cryptocurrencies and blockchain and other distributed ledger technologies, have required the Company to invest resources to adapt its systems, products and services, and it expects to continue to make similar investments. In addition, technology has lowered barriers to entry and made it possible for non-banks to offer products and services, such as loans and payment services, that traditionally were banking products, and made it possible for technology companies to compete with financial institutions in providing electronic, internet-based, and mobile phone–based financial solutions. Competition with non-banks, including technology companies, to provide financial products and services is intensifying. In particular, the activity of financial technology companies (“fintechs”) has grown significantly over recent years and is expected to continue to grow. Fintechs have and may continue to offer bank or bank-like products. For example, a number of fintechs have applied for bank or industrial loan charters, which, in some cases, have been granted. In addition, other fintechs have partnered with existing banks to allow them to offer deposit products or payment services to their customers. Many of these companies, including the Company’s competitors, have fewer regulatory constraints, and some have lower cost structures, in part due to lack of physical structures. Also, the potential need to adapt to industry changes in information technology systems, on which the Company and financial services industry are highly dependent, could present operational issues and require capital spending. The Company’s ability to compete successfully depends on a number of factors, including, among others, its ability to develop and execute strategic plans and initiatives; developing, maintaining and building long-term customer relationships based on quality service, competitive prices, high ethical standards and safe, sound assets; and industry and general economic trends. A failure to compete effectively could contribute to downward price pressure on the Company’s products or services or a loss of market share.
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
The Company must generally receive federal regulatory approval before it can acquire a bank or bank holding company. The Company’s ability to pursue or complete an attractive acquisition could be negatively impacted by regulatory delay or other regulatory issues. The Company cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. For example, the Company may be required to sell branches as a condition to receiving regulatory approval for bank acquisitions. If the Company commits certain regulatory violations, including those that result in a downgrade in certain of the Company’s bank regulatory ratings, governmental authorities could, as a consequence, preclude it from pursuing future acquisitions for a period of time. In addition, the Company’s ability to complete future acquisitions may depend on factors outside its control, including changes in the presidential administration or in one or both houses of Congress and public sentiment regarding bank mergers. Acquisition activity by large banking organizations, such as the Company, continues to draw regulatory and policy focus, and future changes could impact consideration of and regulatory approval processes for certain acquisitions. In addition, acquisitions by large banking organizations such as the Company may receive negative coverage in the media or negative attention by certain members of Congress or other policymakers. If the Company were to receive significant negative publicity in connection with a proposed acquisition, it could damage the Company’s reputation and impede the Company’s ability to complete the acquisition.
There can be no assurance that acquisitions the Company completes, including its recently completed acquisition of MUB, will have the anticipated positive results, including results related to expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits. The Company may incur substantial expenses related to acquisitions and integration of acquired companies. Successful integration of an acquired company has in the past presented and may in the future present challenges due to differences in systems, operations, policies and procedures, management teams and corporate cultures and may be more costly or difficult to complete than anticipated or have unanticipated adverse results. Integration efforts could divert management’s

153

attention and resources, which could adversely affect the Company’s operations or results. Integration efforts could result in higher than expected customer loss, deposit attrition, loss of key employees, issues with systems and technology, disruption of the Company’s businesses or the businesses of the acquired company, or otherwise adversely affect the Company’s ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. Also, the negative effect of any divestitures required by regulatory authorities in acquisitions or business combinations may be greater than expected. In addition, future acquisitions may also expose the Company to increased legal or regulatory risks. Finally, future acquisitions could be material to the Company, and it may issue additional shares of stock to pay for those acquisitions, which would dilute current shareholders’ ownership interests.
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
Certain accounting policies are critical to presenting the Company’s financial condition and results of operations. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include the allowance for credit losses, estimations of fair value, the valuation of MSRs, and income taxes. Because of the uncertainty of estimates involved in these matters, the Company may be required to do one or more of the following: significantly increase the allowance for credit losses and/or sustain credit losses that are significantly higher than the reserve provided, recognize significant losses on the remeasurement of certain asset and liability balances, or significantly increase its accrued taxes liability. For more information, refer to “Critical Accounting Policies” in this Annual Report. In addition, the FASB, SEC and other regulatory agencies may issue new or amend existing accounting and reporting standards or change existing interpretations of those standards that could materially affect the Company's financial statements.
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
The employment market has continued to evolve, influenced by macroeconomic shifts, changes in social norms post-pandemic and technology advancements. Heightened pressures on competitive pay levels and flexible work arrangements continue to be main focus areas.

154 U.S. Bancorp 2023 Annual Report

Employees have also shifted their focus to expectations that extend beyond traditional compensation and benefits, including better work-life balance, improved advancement opportunities and improved training, and many businesses, including the Company, have had to adapt quickly to the changing environment. The Company’s ability to compete successfully for talent has been and may continue to be affected by its ability to adapt quickly to such shifts in employee focus, and there is no assurance that these developments will not cause increased turnover or impede the Company’s ability to retain and attract the highest caliber employees.

A downgrade in the Company’s credit ratings could have a material adverse effect on its liquidity, funding costs and access to capital markets The Company’s credit ratings, which are subject to credit agencies’ ongoing review of a number of factors, including factors not within the Company’s control, are important to the Company’s liquidity. A reduction in one or more of the Company’s credit ratings could adversely affect its liquidity, increase its funding costs or limit its access to the capital markets. Further, a downgrade could decrease the number of investors and counterparties willing or able, contractually or otherwise, to do business with or lend to the Company, thereby adversely affecting the Company’s competitive position. There can be no assurance that the Company will maintain its current ratings and outlooks or whether or when any downgrades could occur.

155

Managing Committee
Andrew Cecere
Mr. Cecere is Chairman, President and Chief Executive Officer of U.S. Bancorp. Mr. Cecere, 63, has served as President of U.S. Bancorp since January 2016, Chief Executive Officer since April 2017 and Chairman since April 2018. He also served as Vice Chairman and Chief Operating Officer from January 2015 to January 2016 and was U.S. Bancorp’s Vice Chairman and Chief Financial Officer from February 2007 until January 2015. Until that time, he served as Vice Chairman, Wealth Management and Investment Services, of U.S. Bancorp since the merger of Firstar Corporation and U.S. Bancorp in February 2001. Previously, he had served as an executive officer of the former U.S. Bancorp, including as Chief Financial Officer from 2000 through 2001.
Souheil S. Badran
Mr. Badran is Senior Executive Vice President and Chief Operations Officer of U.S. Bancorp. Mr. Badran, 59, has served in this position since joining U.S. Bancorp in December 2022. From January 2019 until November 2022, he served as Executive Vice President and Chief Operating Officer at Northwestern Mutual, having also served as Chief Innovation Officer from January 2019 until September 2019. Previously Mr. Badran served as President of Alibaba’s Alipay business in the Americas from August 2016 until August 2018. From 2015 to 2016, Mr. Badran served as CEO at Edo Interactive, and from 2011 to 2015, he served as Senior Vice President and General Manager at Digital River.
Elcio R.T. Barcelos
Mr. Barcelos is Senior Executive Vice President and Chief Human Resources Officer of U.S. Bancorp. Mr. Barcelos, 53, has served in this position since joining U.S. Bancorp in September 2020. From April 2018 until August 2020, he served as Senior Vice President and Chief People and Places Officer of the Federal National Mortgage Association (Fannie Mae), having served as Senior Vice President, Human Resources of the DXC Technology Company from April 2017 to March 2018. Previously, Mr. Barcelos served as Senior Vice President and Head of Human Resources for the Enterprise Services business of Hewlett Packard Enterprise Company from June 2015 to April 2017, and in other human resources senior leadership positions at Hewlett-Packard Company and Hewlett Packard Enterprise Company from July 2009 to June 2015. He previously served in various leadership roles at Wells Fargo and Bank of America.
James L. Chosy
Mr. Chosy is Senior Executive Vice President and General Counsel of U.S. Bancorp. Mr. Chosy, 60, has served in this position since March 2013. He also served as Corporate Secretary of U.S. Bancorp from June 2022 until December 2023 and from March 2013 until April 2016. From 2001 to 2013, he served as the General Counsel and Secretary of Piper Jaffray Companies. From 1995 to 2001, Mr. Chosy
was Vice President and Associate General Counsel of U.S. Bancorp, having also served as Assistant Secretary of U.S. Bancorp from 1995 through 2000 and as Secretary from 2000 until 2001.
Gregory G. Cunningham
Mr. Cunningham is Senior Executive Vice President and Chief Diversity Officer of U.S. Bancorp. Mr. Cunningham, 60, has served in this position since July 2020. From July 2019 until July 2020, he served as Senior Vice President and Chief Diversity Officer of U.S. Bancorp, having served as Vice President of Customer Engagement of U.S. Bancorp from October 2015, when he joined U.S. Bancorp, until July 2019. Previously, Mr. Cunningham served in various roles in the marketing department of Target Corporation from January 1998 until March 2015.
Venkatachari Dilip
Mr. Dilip is Senior Executive Vice President and Chief Information and Technology Officer of U.S. Bancorp. Mr. Dilip, 64, previously was an Executive Vice President from September 2018 to April 2023 and has served as Chief Information and Technology Officer since September 2018, when he joined U.S. Bancorp. From May 2014 until July 2017, he served as Vice President at McKinsey Digital where he helped banks accelerate their digital transformation. From April 2009 to September 2013, he served as CEO at Compass Labs leading an innovative marketing analytics company. From March 2006 until April 2008, he served as Director of Products at Google where he led product teams for mobile ads and Google Checkout. From March 2004 until March 2006, he served as Vice President of PayPal/eBay and on the Board of PayPal Europe, where he was responsible for Payments Services, Risk and Fraud Management. Previously, Mr. Dilip co-founded and led startup companies CashEdge and CommerceSoft from 1996 until 2003.
Terrance R. Dolan
Mr. Dolan is Vice Chair and Chief Administration Officer of U.S. Bancorp. Mr. Dolan, 62, has served in this position since September 2023. From August 2016 to August 2023, he served as Vice Chair and Chief Financial Officer of U.S. Bancorp. From July 2010 to July 2016, he served as Vice Chair, Wealth Management and Investment Services, of U.S. Bancorp. From September 1998 to July 2010, Mr. Dolan served as U.S. Bancorp’s Controller. He additionally held the title of Executive Vice President from January 2002 until June 2010 and Senior Vice President from September 1998 until January 2002.
Revathi N. Dominski
Ms. Dominski is Senior Executive Vice President and Chief Social Responsibility Officer of U.S. Bancorp and President of the U.S. Bank Foundation. Ms. Dominski, 53, has served as Senior Executive Vice President and Chief Social Responsibility Officer since April 2023. She joined U.S. Bancorp in June 2015 as President of the U.S. Bank Foundation and Senior Vice President of Corporate Social Responsibility. Before joining U.S. Bancorp, Ms. Dominski spent 21 years with Target Corporation in leadership positions including sourcing, merchandising, merchandise

156 U.S. Bancorp 2023 Annual Report

planning and operations before moving to Target's Corporate Social Responsibility team, where she served as Senior Director of Education and Community Relations.
Gunjan Kedia
Ms. Kedia is Vice Chair, Wealth, Corporate, Commercial and Institutional Banking, of U.S. Bancorp. Ms. Kedia, 53, has served in this position since June 2023. From December 2016 to June 2023, she served as Vice Chair, Wealth Management and Investment Services, of U.S. Bancorp. From October 2008 until May 2016, she served as Executive Vice President of State Street Corporation where she led the core investment servicing business in North and South America and served as a member of State Street’s management committee, its senior most strategy and policy committee. Previously, Ms. Kedia was an Executive Vice President of global product management at Bank of New York Mellon from 2004 to 2008 and a Partner and associate at McKinsey from 1996 to 2004.
Shailesh M. Kotwal
Mr. Kotwal is Vice Chair, Payment Services, of U.S. Bancorp. Mr. Kotwal, 59, has served in this position since joining U.S. Bancorp in March 2015. From July 2008 until May 2014, he served as Executive Vice President of TD Bank Group with responsibility for retail banking products and services and as Chair of its enterprise payments council. From 2006 until 2008, he served as President, International, of eFunds Corporation. Previously, Mr. Kotwal served in various leadership roles at American Express Company from 1989 until 2006, including responsibility for operations in North and South America, Europe and the Asia-Pacific regions.
Stephen L. Philipson
Mr. Philipson is Senior Executive Vice President and Head of Global Markets and Specialized Finance of U.S. Bancorp. Mr. Philipson, 45, has served in this position since April 2023. From October 2017 to April 2023, he served as head of Fixed Income and Capital Markets. Previously, he led Credit & Municipal Fixed Income at U.S. Bank and, prior to that, held roles in fixed income and capital markets at Wachovia/Wells Fargo Securities and Morgan Stanley.
Jodi L. Richard
Ms. Richard is Vice Chair and Chief Risk Officer of U.S. Bancorp. Ms. Richard, 55, has served in this position since October 2018. She served as Executive Vice President and Chief Operational Risk Officer of U.S. Bancorp from January 2018 until October 2018, having served as Senior Vice President and Chief Operational Risk Officer from 2014 until January 2018. Prior to that time, Ms. Richard held various senior leadership roles at HSBC from 2003 until 2014, including Executive Vice President and Head of Operational Risk and Internal Control at HSBC North America from 2008 to 2014. Ms. Richard started her career at the Office of the Comptroller of the Currency in 1990 as a national bank examiner.

Mark G. Runkel
Mr. Runkel is Senior Executive Vice President and Chief Transformation Officer of U.S. Bancorp. Mr. Runkel, 47, has served in this position since August 2021. From December 2013 to August 2021, he served as Senior Executive Vice President and Chief Credit Officer. From February 2011 until December 2013, he served as Senior Vice President and Credit Risk Group Manager of U.S. Bancorp Retail and Payment Services Credit Risk Management, having served as Senior Vice President and Risk Manager of U.S. Bancorp Retail and Small Business Credit Risk Management from June 2009 until February 2011. From March 2005 until May 2009, he served as Vice President and Risk Manager of U.S. Bancorp.
John C. Stern
Mr. Stern is Senior Executive Vice President and Chief Financial Officer of U.S. Bancorp. Mr. Stern, 46, has served as Senior Executive Vice President since April 2023 and Chief Financial Officer since September 2023. He also served as Head of Finance from May 2023 to August 2023. He served as Executive Vice President from July 2013 through April 2023. From May 2021 until May 2023, he served as President of the Global Corporate Trust and Custody business of U.S. Bancorp. Previously, he served as Treasurer from July 2013 to May 2021 and has held various other leadership positions in his nearly 25 years at U.S. Bancorp.
Dominic V. Venturo
Mr. Venturo is Senior Executive Vice President and Chief Digital Officer of U.S. Bancorp. Mr. Venturo, 57, has served in this position since July 2020. From January 2015 until July 2020, he served as Executive Vice President and Chief Innovation Officer of U.S. Bancorp, having served as Senior Vice President and Chief Innovation Officer of U.S. Bancorp Payment Services from January 2010 until January 2015. From January 2007 to December 2009, Mr. Venturo served as Senior Vice President and Chief Innovation Officer of U.S. Bancorp Retail Payment Solutions. Prior to that time, he served as Senior Vice President and held product management positions in various U.S. Bancorp Payment Services business lines from December 1998 to December 2006.
Timothy A. Welsh
Mr. Welsh is Vice Chair, Consumer and Business Banking, of U.S. Bancorp. Mr. Welsh, 58, has served in this position since March 2019. Prior to that, he served as Vice Chair, Consumer Banking Sales and Support since joining U.S. Bancorp in July 2017. From July 2006 until June 2017, he served as a Senior Partner at McKinsey & Company where he specialized in financial services and the consumer experience. Previously, Mr. Welsh served as a Partner at McKinsey from 1999 to 2006.

157

Directors
Andrew Cecere1,6
Chairman, President and Chief Executive Officer
U.S. Bancorp
Warner L. Baxter1,2,3
Retired Executive Chairman and Former Chairman,
President and Chief Executive Officer
Ameren Corporation
(Energy)
Dorothy J. Bridges1,5,6
Chief Executive Officer
Metropolitan Economic Development Association (Meda)
(Economic Development)
Elizabeth L. Buse2,6
Former Chief Executive Officer
Monitise plc
(Financial services)
Alan B. Colberg2,5
Retired President and Chief Executive Officer
Assurant, Inc.
(Financial services and specialty insurance)
Kimberly N. Ellison-Taylor2,5
Founder and Chief Executive Officer
KET Solutions, LLC
(Technology)
Kimberly J. Harris1,3,4
Retired President and Chief Executive Officer
Puget Energy, Inc.
(Energy)

Roland A. Hernandez1,3,4
Founding Principal and Chief Executive Officer
Hernandez Media Ventures
(Media)
Richard P. McKenney1,4,6
President and Chief Executive Officer
Unum Group
(Financial protection benefits)
Yusuf I. Mehdi5,6
Executive Vice President,
Consumer Chief Marketing Officer
Microsoft Corporation
(Technology)
Loretta E. Reynolds6
Founder and Chief Executive Officer
LEReynolds Group, LLC
(Information Technology)
John P. Wiehoff6
Retired Chairman and Chief Executive Officer
C.H. Robinson Worldwide, Inc.
(Transportation and logistics services)
Scott W. Wine1,3,4
Chief Executive Officer
CNH Industrial N.V.
(Agricultural machinery)

1.Executive Committee
2.Audit Committee
3.Compensation and Human Resources Committee
4.Governance Committee
5.Public Responsibility Committee
6.Risk Management Committee

158 U.S. Bancorp 2023 Annual Report