Form 10-K, Exhibit 13
period 2024-12-31
US BANCORP \DE\
filed 2025-02-21
CIK 36104

Exhibit 13
The following pages discuss in detail the financial results we achieved in 2024.
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
•Increases in Federal Deposit Insurance Corporation (“FDIC”) assessments, including due to bank failures;
•Actions taken by governmental agencies to stabilize the financial system and the effectiveness of such actions;
•Uncertainty regarding the content, timing and impact of changes to regulatory capital, liquidity and resolution-related requirements applicable to large banking organizations in response to adverse developments affecting the banking sector;
•Changes to statutes, regulations, or regulatory policies or practices, including capital and liquidity requirements, and the enforcement and interpretation of such laws and regulations, and U.S. Bancorp’s ability to address or satisfy those requirements and other requirements or conditions imposed by regulatory entities;
•Changes in trade policy, including the imposition of tariffs or the impacts of retaliatory tariffs;
•Changes in interest rates;
•Increases in unemployment rates;
•Deterioration in the credit quality of U.S. Bancorp's loan portfolios or in the value of the collateral securing those loans;
•Changes in commercial real estate occupancy rates;
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
•Breaches in data security;
•Failures or disruptions in or breaches of U.S. Bancorp’s operational, technology or security systems or infrastructure, or those of third parties, including as a result of cybersecurity incidents;
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

22	Management’s Discussion and Analysis
	22	Overview
	24	Statement of Income Analysis
	27	Balance Sheet Analysis
	33	Corporate Risk Profile
		33	Overview
		34	Credit Risk Management
		45	Residual Value Risk Management
		45	Operational Risk Management
		46	Compliance Risk Management
		46	Interest Rate Risk Management
		47	Market Risk Management
		48	Liquidity Risk Management
		52	Capital Management
	54	Business Segment Financial Review
	57	Non-GAAP Financial Measures
	59	Accounting Changes
	59	Critical Accounting Policies
	61	Controls and Procedures
62	Reports of Management and Independent Accountants
66	Consolidated Financial Statements and Notes
134	Consolidated Daily Average Balance Sheet and Related Yields and Rates
135	Supplemental Financial Data
136	Company Information
136	Risk Factors
152	Managing Committee
154	Directors
21

Management’s Discussion and Analysis
Overview
U.S. Bancorp and its subsidiaries (the “Company”) continued to demonstrate financial discipline and a well-diversified business model in 2024. Financial results for 2024 included fee revenue growth, prudent expense management, stable credit quality and the accretion of common equity tier 1 capital of 70 basis points. During 2024, the Company continued to effectively manage its balance sheet while expanding interconnectedness across its businesses.
Financial Performance The Company earned $6.3 billion in 2024, or $3.79 per diluted common share, compared with $5.4 billion, or $3.27 per diluted common share in 2023.
Financial performance for 2024, compared with 2023, included the following:
•Net interest income decreased $1.1 billion (6.4 percent) due to the impact of higher interest rates on deposit mix and pricing, partially offset by modest growth in earning assets and improved asset mix;
•Noninterest income increased $429 million (4.0 percent) primarily due to higher trust and investment management fees, commercial products revenue, payment services revenue and mortgage banking revenue;
•Noninterest expense decreased $1.7 billion (8.9 percent), reflecting lower merger and integration charges and lower FDIC special assessment charges, partially offset by higher compensation and employee benefits expense;
•The provision for credit losses decreased $37 million (1.6 percent), reflecting stabilizing economic and credit trends;
•Average loans decreased $7.4 billion (1.9 percent) driven by decreases in other retail loans, commercial real estate loans and commercial loans, partially offset by increases in credit card loans and residential mortgages; and
•Average deposits increased $3.9 billion (0.8 percent), driven by increases in average total savings deposits and time deposits, partially offset by a decrease in average noninterest-bearing deposits.
Credit Quality The Company continued to prudently manage credit underwriting.
•The allowance for credit losses was $7.9 billion at December 31, 2024, an increase of $86 million (1.1 percent) compared with December 31, 2023. The increase was primarily driven by period-end loan growth.
•Nonperforming assets were $1.8 billion at December 31, 2024, an increase of $338 million (22.6 percent)
compared with December 31, 2023. The increase was primarily due to higher nonperforming commercial and commercial real estate loans.
•Net charge-offs were $2.2 billion in 2024, an increase of $247 million (13.0 percent) compared with 2023. The increase reflected higher credit card and commercial loan net charge-offs, partially offset by the impacts in the prior year of charge-offs on acquired loans and charge-offs related to balance sheet repositioning and capital management actions.
Capital Management At December 31, 2024, all of the Company’s regulatory capital ratios exceeded regulatory “well-capitalized” requirements.
•The Company’s common equity tier 1 capital ratio was 10.6 percent at December 31, 2024, an increase of 70 basis points from December 31, 2023.
•The Company resumed share repurchases in the fourth quarter of 2024, as part of a new $5.0 billion share repurchase program.
Earnings Summary The Company reported net income attributable to U.S. Bancorp of $6.3 billion in 2024, or $3.79 per diluted common share, compared with $5.4 billion, or $3.27 per diluted common share, in 2023. Return on average assets and return on average common equity were 0.95 percent and 11.7 percent, respectively, in 2024, compared with 0.82 percent and 10.8 percent, respectively, in 2023. The results for 2024 included the impact of $400 million ($300 million net-of-tax) of notable items, including $155 million of merger and integration charges associated with the 2022 acquisition of MUFG Union Bank, N.A. (“MUB”), $136 million of incremental FDIC special assessment charges and $109 million of charges related to lease impairments and operational efficiency actions. Combined, these items decreased 2024 diluted earnings per common share by $0.19. The results for 2023 included the impacts of $2.2 billion ($1.6 billion net-of-tax) of notable items, including $1.0 billion of merger and integration charges related to the MUB acquisition, $734 million of FDIC special assessment charges, $243 million of provision for credit losses related to balance sheet repositioning and capital management actions, $140 million of securities losses related to balance sheet repositioning, a $110 million charitable contribution to support a community benefit plan related to the MUB acquisition, and a $70 million discrete tax benefit. Combined, these items decreased 2023 diluted earnings per common share by $1.04.

22 U.S. Bancorp 2024 Annual Report

TABLE 1	Selected Financial Data

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2024	2023	2022
Condensed Income Statement
Net interest income	$16,289	$17,396	$14,728
Taxable-equivalent adjustment(a)	120	131	118
Net interest income (taxable-equivalent basis)(b)	16,409	17,527	14,846
Noninterest income	11,046	10,617	9,456
Total net revenue	27,455	28,144	24,302
Noninterest expense	17,188	18,873	14,906
Provision for credit losses	2,238	2,275	1,977
Income before taxes	8,029	6,996	7,419
Income taxes and taxable-equivalent adjustment	1,700	1,538	1,581
Net income	6,329	5,458	5,838
Net (income) loss attributable to noncontrolling interests	(30)	(29)	(13)
Net income attributable to U.S. Bancorp	$6,299	$5,429	$5,825
Net income applicable to U.S. Bancorp common shareholders	$5,909	$5,051	$5,501
Per Common Share
Earnings per share	$3.79	$3.27	$3.69
Diluted earnings per share	3.79	3.27	3.69
Dividends declared per share	1.98	1.93	1.88
Book value per share(c)	33.19	31.13	28.71
Market value per share	47.83	43.28	43.61
Average common shares outstanding	1,560	1,543	1,489
Average diluted common shares outstanding	1,561	1,543	1,490
Financial Ratios
Return on average assets	.95%	.82%	.98%
Return on average common equity	11.7	10.8	12.6
Return on tangible common equity(b)	17.2	16.9	17.0
Net interest margin (taxable-equivalent basis)(a)	2.70	2.90	2.72
Efficiency ratio(b)	62.3	66.7	61.4
Net charge-offs as a percent of average loans outstanding	.58	.50	.32
Average Balances
Loans	$373,875	$381,275	$333,573
Investment securities(d)	166,634	162,757	169,442
Earning assets	606,641	605,199	545,343
Assets	664,014	663,440	592,149
Noninterest-bearing deposits	83,007	107,768	120,394
Deposits	509,515	505,663	462,384
Short-term borrowings	17,201	34,141	25,740
Long-term debt	54,473	44,142	33,114
Total U.S. Bancorp shareholders’ equity	57,206	53,660	50,416
Period End Balances
Loans	$379,832	$373,835	$388,213
Investment securities	164,626	153,751	161,650
Assets	678,318	663,491	674,805
Deposits	518,309	512,312	524,976
Long-term debt	58,002	51,480	39,829
Total U.S. Bancorp shareholders’ equity	58,578	55,306	50,766
Asset Quality
Nonperforming assets	$1,832	$1,494	$1,016
Allowance for credit losses	7,925	7,839	7,404
Allowance for credit losses as a percentage of period-end loans	2.09%	2.10%	1.91%
Capital Ratios
Common equity tier 1 capital	10.6%	9.9%	8.4%
Tier 1 capital	12.2	11.5	9.8
Total risk-based capital	14.3	13.7	11.9
Leverage	8.3	8.1	7.9
Total leverage exposure	6.8	6.6	6.4
Tangible common equity to tangible assets(b)	5.8	5.3	4.5
Tangible common equity to risk-weighted assets(b)	8.5	7.7	6.0
Common equity tier 1 capital to risk-weighted assets, reflecting the full implementation of the current expected credit losses methodology(b)	10.5	9.7	8.1
(a)Based on a federal income tax rate of 21 percent for those assets and liabilities whose income or expense is not included for federal income tax purposes.
(b)See Non-GAAP Financial Measures beginning on page 57.
(c)Calculated as U.S. Bancorp common shareholders’ equity divided by common shares outstanding at end of the period.
(d)Excludes unrealized gains and losses on available-for-sale investment securities and any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity.

Total net revenue for 2024 was $689 million (2.4 percent) lower than 2023, reflecting a 6.4 percent decrease in net interest income and a 4.0 percent increase in noninterest income. The decrease in net interest income from the prior year was primarily due to the impact of higher interest rates on deposit mix and pricing, partially offset by modest growth in earning assets and improved asset mix. The increase in noninterest income was driven by higher fee revenue across most categories, partially offset by lower service charges and lower other noninterest income.
Noninterest expense in 2024 was $1.7 billion (8.9 percent) lower than 2023, primarily due to lower merger and integration charges and lower FDIC special assessment charges, partially offset by higher compensation and employee benefits expense.
Results for 2023 Compared With 2022 For discussion related to changes in financial condition and results of operations for 2023 compared with 2022, refer to “Management’s Discussion and Analysis” in the Company’s Annual Report for the year ended December 31, 2023, included as Exhibit 13 to the Company’s Form 10-K filed with the Securities and Exchange Commission ("SEC") on February 20, 2024.
Statement of Income Analysis
Net Interest Income Net interest income, on a taxable-equivalent basis, was $16.4 billion in 2024, compared with $17.5 billion in 2023. The $1.1 billion (6.4 percent) decrease in 2024 compared with 2023 was primarily due to the impact of higher interest rates on deposit mix and pricing, partially offset by modest growth in earning assets and improved asset mix. Average earning assets were $1.4 billion (0.2 percent) higher in 2024, compared with 2023, reflecting increases in investment securities, interest-bearing deposits with banks and other earning assets, partially offset by a decrease in loans. The net interest margin, on a taxable-equivalent basis, in 2024 was 2.70 percent, compared with 2.90 percent in 2023. The decrease in the net interest margin in 2024, compared with 2023, was primarily due to the impact of higher interest rates on deposit mix and pricing, partially offset by improved earning asset mix across loans and investment securities. Refer to the “Interest Rate Risk Management” section for further information on the sensitivity of the Company’s net interest income to changes in interest rates.

TABLE 2	Analysis of Net Interest Income(a)

Year Ended December 31 (Dollars in Millions)	2024	2023	2022	2024 v 2023	2023 v 2022
Components of Net Interest Income
Income on earning assets (taxable-equivalent basis)	$31,789	$30,144	$18,066	$1,645	$12,078
Expense on interest-bearing liabilities (taxable-equivalent basis)	15,380	12,617	3,220	2,763	9,397
Net interest income (taxable-equivalent basis)(b)	$16,409	$17,527	$14,846	$(1,118)	$2,681
Net interest income, as reported	$16,289	$17,396	$14,728	$(1,107)	$2,668
Average Yields and Rates Paid
Earning assets yield (taxable-equivalent basis)	5.24%	4.98%	3.31%	.26%	1.67%
Rate paid on interest-bearing liabilities (taxable-equivalent basis)	3.09	2.65	.80	.44	1.85
Gross interest margin (taxable-equivalent basis)	2.15%	2.33%	2.51%	(.18)%	(.18)%
Net interest margin (taxable-equivalent basis)	2.70%	2.90%	2.72%	(.20)%	.18%
Average Balances
Investment securities(c)	$166,634	$162,757	$169,442	$3,877	$(6,685)
Loans	373,875	381,275	333,573	(7,400)	47,702
Earning assets	606,641	605,199	545,343	1,442	59,856
Noninterest-bearing deposits	83,007	107,768	120,394	(24,761)	(12,626)
Interest-bearing deposits	426,508	397,895	341,990	28,613	55,905
Total deposits	509,515	505,663	462,384	3,852	43,279
Interest-bearing liabilities	498,182	476,178	400,844	22,004	75,334
(a)Interest and rates are presented on a fully taxable-equivalent basis based on a federal income tax rate of 21 percent.
(b)See Non-GAAP Financial Measures beginning on page 57.
(c)Excludes unrealized gains and losses on available-for-sale investment securities and any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity.

24 U.S. Bancorp 2024 Annual Report

Average total loans were $373.9 billion in 2024, compared with $381.3 billion in 2023. The $7.4 billion (1.9 percent) decrease was primarily due to lower other retail loans, commercial real estate loans and commercial loans, partially offset by higher credit card loans and residential mortgages. Average other retail loans decreased $6.2 billion (12.5 percent), driven by lower automobile loans. Average commercial real estate loans decreased $3.0 billion (5.5 percent), primarily due to loan workout activities and payoffs exceeding a reduced level of new originations. Average commercial loans decreased $1.5 billion (1.1 percent), primarily due to decreased demand as corporate customers accessed the capital markets. Average credit card loans increased $2.1 billion (8.0 percent) primarily due to customer account growth and higher spend volume. Average residential mortgages increased $1.1 billion (1.0 percent), driven by originations.
Average investment securities in 2024 were $3.9 billion (2.4 percent) higher than in 2023, primarily due to balance sheet positioning and liquidity management.
Average total deposits for 2024 were $3.9 billion (0.8 percent) higher than 2023. Average total savings deposits were $18.3 billion (5.2 percent) higher in 2024, compared with 2023, driven by increases in balances within Wealth, Corporate, Commercial and Institutional Banking, along with Consumer and Business Banking. Average time deposits for 2024 were $10.3 billion (22.1 percent) higher than 2023, primarily due to increases in Consumer and Business Banking balances. Changes in time deposits are primarily related to those deposits managed as an alternative to other funding sources, based largely on relative pricing and liquidity characteristics. Average noninterest-bearing deposits were $24.8 billion (23.0 percent) lower in 2024, compared with 2023, driven by lower balances within Wealth, Corporate, Commercial and Institutional Banking, as well as Consumer and Business Banking.

TABLE 3	Net Interest Income — Changes Due to Rate and Volume(a)

	2024 v 2023			2023 v 2022
Year Ended December 31 (Dollars in Millions)	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Increase (decrease) in
Interest Income
Investment securities	$109	$514	$623	$(136)	$1,245	$1,109
Loans held for sale	5	21	26	(72)	18	(54)
Loans
Commercial	(94)	149	55	389	3,933	4,322
Commercial real estate	(185)	127	(58)	546	1,183	1,729
Residential mortgages	41	231	272	1,019	511	1,530
Credit card	273	113	386	340	506	846
Other retail	(325)	345	20	(424)	731	307
Total loans	(290)	965	675	1,870	6,864	8,734
Interest-bearing deposits with banks	117	46	163	313	1,709	2,022
Other earning assets	130	28	158	76	191	267
Total earning assets	71	1,574	1,645	2,051	10,027	12,078
Interest Expense
Interest-bearing deposits
Interest checking	(41)	212	171	28	1,029	1,057
Money market savings	1,300	626	1,926	388	4,046	4,434
Savings accounts	(26)	101	75	(2)	82	80
Time deposits	375	366	741	192	1,140	1,332
Total interest-bearing deposits	1,608	1,305	2,913	606	6,297	6,903
Short-term borrowings	(981)	113	(868)	186	1,223	1,409
Long-term debt	436	282	718	259	826	1,085
Total interest-bearing liabilities	1,063	1,700	2,763	1,051	8,346	9,397
Increase (decrease) in net interest income	$(992)	$(126)	$(1,118)	$1,000	$1,681	$2,681
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

Provision for Credit Losses The provision for credit losses reflects changes in economic conditions and the size and credit quality of the entire portfolio of loans. The Company maintains an allowance for credit losses considered appropriate by management for expected losses, based on factors discussed in the “Analysis and Determination of the Allowance for Credit Losses” section.
The provision for credit losses was $2.2 billion in 2024, compared with $2.3 billion in 2023. The $37 million (1.6 percent) decrease reflects stabilizing economic and credit trends. Net charge-offs increased $247 million (13.0 percent) in 2024, compared with 2023, reflecting higher credit card and commercial loan net charge-offs, partially offset by the impacts of charge-offs in the prior year related to acquired loans and balance sheet repositioning and capital management actions.
Refer to “Corporate Risk Profile” for further information on the provision for credit losses, net charge-offs, nonperforming assets and other factors considered by the Company in assessing the credit quality of the loan portfolio and establishing the allowance for credit losses.

TABLE 4	Noninterest Income

Year Ended December 31 (Dollars in Millions)	2024	2023	2022	2024 v 2023	2023 v 2022
Card revenue	$1,679	$1,630	$1,512	3.0%	7.8%
Corporate payment products revenue	773	759	698	1.8	8.7
Merchant processing services	1,714	1,659	1,579	3.3	5.1
Trust and investment management fees	2,660	2,459	2,209	8.2	11.3
Service charges	1,253	1,306	1,298	(4.1)	.6
Commercial products revenue	1,523	1,372	1,105	11.0	24.2
Mortgage banking revenue	627	540	527	16.1	2.5
Investment products fees	330	279	235	18.3	18.7
Other	641	758	273	(15.4)	*
Total fee revenue	11,200	10,762	9,436	4.1	14.1
Securities gains (losses), net	(154)	(145)	20	(6.2)	*
Total noninterest income	$11,046	$10,617	$9,456	4.0%	12.3%
*Not meaningful
Noninterest Income Noninterest income in 2024 was $11.0 billion, compared with $10.6 billion in 2023. The $429 million (4.0 percent) increase in 2024 from 2023 reflected higher trust and investment management fees, commercial products revenue, payment services revenue and mortgage banking revenue, partially offset by lower service charges and other noninterest income. Trust and investment management fees increased primarily due to business growth and favorable market conditions.
Commercial products revenue increased primarily due to higher corporate bond fees. Payment services revenue increased primarily driven by higher merchant processing services revenue due to business volume growth, along with increased card revenue due to favorable rates. Mortgage banking revenue increased primarily due to a gain on the sale of mortgage servicing rights in 2024, along with the impact of balance sheet repositioning and capital management actions taken in 2023.

TABLE 5	Noninterest Expense

Year Ended December 31 (Dollars in Millions)	2024	2023	2022	2024 v 2023	2023 v 2022
Compensation and employee benefits	$10,554	$10,416	$9,157	1.3%	13.7%
Net occupancy and equipment	1,246	1,266	1,096	(1.6)	15.5
Professional services	491	560	529	(12.3)	5.9
Marketing and business development	619	726	456	(14.7)	59.2
Technology and communications	2,074	2,049	1,726	1.2	18.7
Other intangibles	569	636	215	(10.5)	*
Other	1,480	2,211	1,398	(33.1)	58.2
Total before merger and integration charges	17,033	17,864	14,577	(4.7)	22.5
Merger and integration charges	155	1,009	329	(84.6)	*
Total noninterest expense	$17,188	$18,873	$14,906	(8.9)%	26.6%
Efficiency ratio(a)	62.3%	66.7%	61.4%
*Not meaningful
(a)See Non-GAAP Financial Measures beginning on page 57.

26 U.S. Bancorp 2024 Annual Report

Noninterest Expense Noninterest expense in 2024 was $17.2 billion, compared with $18.9 billion in 2023. The $1.7 billion (8.9 percent) decrease in noninterest expense in 2024, compared to 2023, reflected lower merger and integration charges, lower other noninterest expense and lower marketing and business development expense, partially offset by higher compensation and employee benefits expense. Other noninterest expense decreased primarily due to lower FDIC special assessment charges in 2024. Marketing and business development expense decreased primarily due to the impact of a charitable contribution in 2023 related to the MUB acquisition. Compensation and employee benefits expense increased primarily due to higher commissions, performance-based incentives and medical expenses.
Income Tax Expense The provision for income taxes was $1.6 billion (an effective rate of 20.0 percent) in 2024, compared with $1.4 billion (an effective rate of 20.5 percent) in 2023.
For further information on income taxes, refer to Note 18 of the Notes to Consolidated Financial Statements.

Balance Sheet Analysis
Average earning assets were $606.6 billion in 2024, compared with $605.2 billion in 2023. The increase in average earning assets of $1.4 billion (0.2 percent) was primarily due to increases in investment securities of $3.9 billion (2.4 percent), interest-bearing deposits with banks of $2.2 billion (4.5 percent) and other earning assets of $2.7 billion (27.5 percent), partially offset by a decrease in loans of $7.4 billion (1.9 percent).
For average balance information, refer to the "Net Interest Income" section in Statement of Income Analysis and Consolidated Daily Average Balance Sheet and Related Yields and Rates on page 134.
Loans The Company’s loan portfolio was $379.8 billion at December 31, 2024, compared with $373.8 billion at December 31, 2023, reflecting an increase of $6.0 billion (1.6 percent). The increase was driven by higher commercial loans, residential mortgages and credit card loans, partially offset by lower commercial real estate loans and other retail loans. Table 6 provides a summary of the loan distribution by product type, while Table 7 provides a summary of the selected loan maturity distribution by loan category.

TABLE 6	Loan Portfolio Distribution

	2024		2023
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total
Commercial
Commercial	$135,254	35.6%	$127,676	34.2%
Lease financing	4,230	1.1	4,205	1.1
Total commercial	139,484	36.7	131,881	35.3
Commercial Real Estate
Commercial mortgages	38,619	10.2	41,934	11.2
Construction and development	10,240	2.7	11,521	3.1
Total commercial real estate	48,859	12.9	53,455	14.3
Residential Mortgages
Residential mortgages	112,806	29.7	108,605	29.0
Home equity loans, first liens	6,007	1.6	6,925	1.9
Total residential mortgages	118,813	31.3	115,530	30.9
Credit Card	30,350	8.0	28,560	7.6
Other Retail
Retail leasing	4,040	1.0	4,135	1.1
Home equity and second mortgages	13,565	3.6	13,056	3.5
Revolving credit	3,747	1.0	3,668	1.0
Installment	14,373	3.8	13,889	3.7
Automobile	6,601	1.7	9,661	2.6
Total other retail	42,326	11.1	44,409	11.9
Total loans	$379,832	100.0%	$373,835	100.0%

TABLE 7	Selected Loan Maturity Distribution

At December 31, 2024 (Dollars in Millions)	One Year or Less	Over One Through Five Years	Over Five Through Fifteen Years	Over Fifteen Years		Total
Commercial	$40,939	$84,587	$13,578	$380		$139,484
Commercial real estate	14,961	20,138	5,274	8,486	(a)	48,859
Residential mortgages	215	2,282	6,159	110,157		118,813
Credit card	30,350	—	—	—		30,350
Other retail	1,836	9,502	13,657	17,331		42,326
Total loans	$88,301	$116,509	$38,668	$136,354		$379,832

Total of loans due after one year with:
				Predetermined Interest Rates		Floating Interest Rates
Commercial				$13,759		$84,786
Commercial real estate				11,543		22,355
Residential mortgages				60,578		58,020
Credit card				—		—
Other retail				27,870		12,620
Total				$113,750		$177,781
(a)Primarily represents construction loans for single-family residences or loans guaranteed by the Small Business Administration.

TABLE 8	Commercial Loans by Industry Group

	2024		2023
At December 31 (Dollars in Millions)	Loans	Percent of Total	Loans	Percent of Total
Industry Group
Financial institutions	$25,468	18.3%	$20,016	15.2%
Real-estate related	17,446	12.5	19,108	14.5
Automotive	11,069	7.9	6,678	5.1
Personal, professional and commercial services	9,776	7.0	10,273	7.8
Healthcare	6,919	5.0	8,240	6.2
Media and entertainment	6,267	4.5	6,265	4.8
Retail	5,181	3.7	4,970	3.8
Capital goods	4,673	3.3	5,315	4.0
Transportation	4,591	3.3	4,467	3.4
Power	3,952	2.8	3,435	2.6
Food and beverage	3,931	2.8	4,053	3.1
Technology	3,693	2.6	3,963	3.0
Energy	3,577	2.6	3,744	2.8
Metals and mining	3,543	2.5	3,332	2.5
Building materials	3,029	2.2	3,008	2.3
State and municipal government	3,023	2.2	3,217	2.4
Education and non-profit	2,921	2.1	3,330	2.5
Agriculture	1,779	1.3	1,778	1.3
Other	18,646	13.4	16,689	12.7
Total	$139,484	100.0%	$131,881	100.0%
Commercial Commercial loans, including lease financing, increased $7.6 billion (5.8 percent) at December 31, 2024, compared with December 31, 2023, primarily due to growth in corporate banking. Table 8 provides a summary of commercial loans by industry group.

28 U.S. Bancorp 2024 Annual Report

TABLE 9	Commercial Real Estate Loans by Property Type and Geography

	2024		2023
At December 31 (Dollars in Millions)	Loans	Percent of Total	Loans	Percent of Total
Property Type
Multi-family	$17,678	36.2%	$17,786	33.3%
Business owner occupied	10,500	21.5	10,795	20.2
Office	5,601	11.5	6,948	13.0
Industrial	4,791	9.8	5,608	10.5
Residential land and development	3,659	7.5	4,419	8.3
Retail	3,498	7.1	3,806	7.1
Lodging	1,156	2.4	1,661	3.1
Other	1,976	4.0	2,432	4.5
Total	$48,859	100.0%	$53,455	100.0%
Geography
California	$17,990	36.8%	$20,130	37.7%
Washington	4,607	9.4	4,245	7.9
Texas	2,366	4.8	2,669	5.0
Florida	1,726	3.5	1,843	3.4
Oregon	1,673	3.4	1,809	3.4
Colorado	1,515	3.1	1,476	2.8
Illinois	1,431	2.9	1,516	2.8
Minnesota	1,313	2.8	1,497	2.8
Wisconsin	1,177	2.4	1,266	2.4
New York	1,160	2.4	1,273	2.4
All other states	13,901	28.5	15,731	29.4
Total	$48,859	100.0%	$53,455	100.0%
Commercial Real Estate The Company’s portfolio of commercial real estate loans, which includes commercial mortgages and construction and development loans, decreased $4.6 billion (8.6 percent) at December 31, 2024, compared with December 31, 2023. The decrease was primarily due to loan workout activities and payoffs exceeding a reduced level of new originations. Table 9 provides a summary of commercial real estate loans by property type and geographical location.
The Company also finances the operations of real estate developers and other entities with operations related to real estate. These loans are not secured directly by real estate but have similar characteristics to commercial real estate loans. These loans were included in the commercial loan category and totaled $17.4 billion and $19.1 billion at December 31, 2024 and 2023, respectively.

TABLE 10	Residential Mortgages by Geography

	2024		2023
At December 31 (Dollars in Millions)	Loans	Percent of Total	Loans	Percent of Total
California	$53,682	45.2%	$52,584	45.5%
Washington	6,829	5.8	6,678	5.8
Florida	3,947	3.3	3,767	3.3
Colorado	3,737	3.1	3,881	3.4
Illinois	3,452	2.9	3,630	3.1
Minnesota	3,357	2.9	3,600	3.1
Texas	3,312	2.8	3,287	2.8
New York	3,129	2.6	2,726	2.4
Arizona	3,088	2.6	3,134	2.7
Massachusetts	2,737	2.3	2,680	2.3
All other states	31,543	26.5	29,563	25.6
Total	$118,813	100.0%	$115,530	100.0%
Residential Mortgages Residential mortgages held in the loan portfolio at December 31, 2024, increased $3.3 billion (2.8 percent) compared to December 31, 2023, driven by originations. Residential mortgages originated and placed in the Company’s loan portfolio include jumbo mortgages and branch-originated first lien home equity loans to borrowers with high credit quality.
Credit Card Total credit card loans increased $1.8 billion (6.3 percent) at December 31, 2024, compared with December 31, 2023, primarily driven by customer account growth and higher spend volume.
Other Retail Total other retail loans, which include retail leasing, home equity and second mortgages and other retail loans, decreased $2.1 billion (4.7 percent) at December 31, 2024, compared with December 31, 2023, driven by a decrease in automobile loans. Tables 10, 11 and 12 provide a geographic summary of residential mortgages, credit card loans and other retail loans outstanding, respectively, as of December 31, 2024 and 2023.

TABLE 11	Credit Card Loans by Geography

	2024		2023
At December 31 (Dollars in Millions)	Loans	Percent of Total	Loans	Percent of Total
California	$3,289	10.8%	$2,928	10.3%
Texas	1,819	6.0	1,719	6.0
Illinois	1,557	5.1	1,472	5.2
Florida	1,479	4.9	1,363	4.8
Ohio	1,468	4.8	1,406	4.9
Minnesota	1,371	4.5	1,333	4.7
Wisconsin	1,220	4.0	1,177	4.1
Colorado	1,021	3.4	964	3.3
Missouri	960	3.2	918	3.2
Washington	947	3.1	889	3.1
All other states	15,219	50.2	14,391	50.4
Total	$30,350	100.0%	$28,560	100.0%

30 U.S. Bancorp 2024 Annual Report

TABLE 12	Other Retail Loans by Geography

	2024		2023
At December 31 (Dollars in Millions)	Loans	Percent of Total	Loans	Percent of Total
California	$9,179	21.7%	$9,506	21.4%
Texas	2,995	7.1	3,505	7.9
Florida	2,675	6.3	2,729	6.1
Washington	1,746	4.1	1,800	4.1
Minnesota	1,742	4.1	1,943	4.4
Ohio	1,520	3.6	1,752	3.9
Illinois	1,435	3.4	1,704	3.8
Colorado	1,340	3.2	1,440	3.2
New York	1,329	3.1	1,444	3.3
Oregon	1,259	3.0	1,313	3.0
All other states	17,106	40.4	17,273	38.9
Total	$42,326	100.0%	$44,409	100.0%
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
Loans Held for Sale Loans held for sale, consisting primarily of residential mortgages to be sold in the secondary market, were $2.6 billion at December 31, 2024, compared with $2.2 billion at December 31, 2023. The increase in loans held for sale was principally due to a higher level of mortgage loan closings in the fourth quarter of 2024, compared with the fourth quarter of 2023. Almost all of the residential mortgage loans the Company originates or purchases for sale follow guidelines that allow the loans to be sold into existing, highly liquid secondary markets, in particular in government agency transactions and to government sponsored enterprises (“GSEs”).

TABLE 13	Investment Securities

	2024				2023
At December 31 (Dollars in Millions)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield(e)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield(e)
Held-to-Maturity
U.S. Treasury and agencies	$1,296	$1,275	1.3	2.85%	$1,345	$1,310	2.3	2.85%
Mortgage-backed securities(a)	77,094	64,753	8.8	2.19	82,692	72,770	8.8	2.21
Other	244	247	2.2	2.73	8	8	2.8	2.56
Total held-to-maturity	$78,634	$66,275	8.7	2.20%	$84,045	$74,088	8.7	2.22%
Available-for-Sale
U.S. Treasury and agencies	$30,467	$28,387	5.1	2.98%	$21,768	$19,542	5.9	2.19%
Mortgage-backed securities(a)	44,238	40,638	7.4	3.82	36,895	33,427	6.3	3.09
Asset-backed securities(a)	7,136	7,165	3.8	5.56	6,713	6,724	2.2	5.33
Obligations of state and political subdivisions(b)(c)	10,690	9,552	11.7	3.72	10,867	9,989	9.9	3.75
Other	249	250	1.5	4.79	24	24	1.7	4.51
Total available-for-sale(d)	$92,780	$85,992	6.8	3.67%	$76,267	$69,706	6.3	3.12%
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
(d)Amortized cost excludes portfolio level basis adjustments of $13 million and $335 million at December 31, 2024 and 2023, respectively.
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

Investment Securities The Company uses its investment securities portfolio to manage interest rate risk, provide liquidity (including the ability to meet regulatory requirements), generate interest and dividend income, and serve as collateral for public deposits and wholesale funding sources. While the Company intends to hold its investment securities indefinitely, it may sell available-for-sale investment securities in response to structural changes in the balance sheet and related interest rate risk and to meet liquidity requirements, among other factors.
Investment securities totaled $164.6 billion at December 31, 2024, compared with $153.8 billion at December 31, 2023. The $10.9 billion (7.1 percent) increase was primarily due to net investment purchases driven by balance sheet positioning and liquidity management, along with a favorable change in net unrealized gains (losses) on available-for-sale investment securities. Investment securities by type are shown in Table 13.
The Company’s available-for-sale investment securities are carried at fair value with changes in fair value reflected in other comprehensive income (loss) unless a portion of a security’s unrealized loss is related to credit and an allowance for credit losses is necessary. At December 31, 2024, the Company’s net unrealized losses on available-for-sale investment securities were $6.8 billion ($5.1 billion net-of-tax), compared with net unrealized losses of $6.9 billion ($5.2 billion net-of-tax) at December 31, 2023. The favorable change in net unrealized gains (losses) was primarily due to increases in the fair value of U.S. treasury securities as a result of changes in interest rates. Gross unrealized losses on available-for-sale investment securities totaled $6.9 billion at December 31, 2024, compared with $7.1 billion at December 31, 2023. When evaluating credit losses, the Company considers various factors such as the nature of the investment security, the credit ratings or financial condition of the issuer, the extent of the unrealized loss, expected cash flows of the underlying collateral, the existence of any government or agency guarantees, and market conditions. At December 31, 2024, the Company had no plans to sell securities with unrealized losses, and believes it is more likely than not that it would not be required to sell such securities before recovery of their amortized cost.
Refer to Notes 4 and 21 in the Notes to Consolidated Financial Statements for further information on investment securities.
Deposits Total deposits were $518.3 billion at December 31, 2024, compared with $512.3 billion at December 31, 2023. The $6.0 billion (1.2 percent) increase in total deposits reflected increases in total savings deposits and time deposits, partially offset by a decrease in noninterest-bearing deposits.
Interest-bearing savings deposits increased $9.3 billion (2.5 percent) at December 31, 2024, compared with December 31, 2023. The increase was related to higher money market and savings account deposit balances, partially offset by lower interest checking deposit balances. Money market deposit balances increased $7.4 billion (3.7 percent), primarily due to higher Wealth, Corporate, Commercial and Institutional Banking balances. Savings account balances increased $2.2 billion (5.0 percent), driven by higher Consumer and Business Banking balances. Interest checking balances decreased $265 million (0.2 percent) primarily due to lower Consumer and Business Banking balances, partially offset by higher Wealth, Corporate, Commercial and Institutional Banking balances.
Time deposits at December 31, 2024, increased $2.5 billion (4.8 percent), compared with December 31, 2023, driven by higher Consumer and Business Banking balances. Changes in time deposits are primarily related to those deposits managed as an alternative to other funding sources, based largely on relative pricing and liquidity characteristics.
Noninterest-bearing deposits at December 31, 2024, decreased $5.8 billion (6.5 percent) from December 31, 2023. The decrease was primarily driven by lower balances within Wealth, Corporate, Commercial and Institutional Banking, as well as Consumer and Business Banking, due to the impact of higher interest rates.

32 U.S. Bancorp 2024 Annual Report

TABLE 14	Deposits
The composition of deposits was as follows:

	2024		2023
At December 31 (Dollars in Millions)	Amount	Percent of Total	Amount	Percent of Total
Noninterest-bearing deposits	$84,158	16.2%	$89,989	17.6%
Interest-bearing deposits
Interest checking	127,188	24.5	127,453	24.9
Money market savings	206,805	39.9	199,378	38.9
Savings accounts	45,389	8.8	43,219	8.4
Total savings deposits	379,382	73.2	370,050	72.2
Domestic time deposits less than $250,000	39,297	7.6	35,700	7.0
Domestic time deposits greater than $250,000	14,552	2.8	15,336	3.0
Foreign time deposits	920.2		1,237.2
Total interest-bearing deposits	434,151	83.8	422,323	82.4
Total deposits(a)	$518,309	100.0%	$512,312	100.0%
(a)Includes $259.9 billion and $260.7 billion of deposits at December 31, 2024 and 2023, respectively, that are not subject to any federal, state or foreign deposit insurance program.
The maturity of domestic time deposits in excess of the insurance limit and those time deposits not subject to any federal, state or foreign deposit insurance program at December 31, 2024 was as follows:

(Dollars in Millions)	Domestic Time Deposits Greater Than $250,000	Foreign Time Deposits	Total
Three months or less	$6,377	$920	$7,297
Three months through six months	5,950	—	5,950
Six months through one year	1,770	—	1,770
Thereafter	455	—	455
Total	$14,552	$920	$15,472
Borrowings The Company utilizes both short-term and long-term borrowings as part of its asset/liability management and funding strategies. Short-term borrowings, which include federal funds purchased, commercial paper, repurchase agreements, borrowings secured by high-grade assets and other short-term borrowings, were $15.5 billion at December 31, 2024, compared with $15.3 billion at December 31, 2023. The $239 million (1.6 percent) increase in short-term borrowings at December 31, 2024, compared with December 31, 2023, was primarily due to increases in repurchase agreement balances and short-term Federal Home Loan Bank (“FHLB”) advances, partially offset by lower commercial paper and other short-term borrowing balances.
Long-term debt was $58.0 billion at December 31, 2024, compared with $51.5 billion at December 31, 2023. The $6.5 billion (12.7 percent) increase was primarily due to $6.5 billion of medium-term note and $1.8 billion of bank note issuances and a $3.5 billion increase in FHLB advances, partially offset by $4.6 billion of medium-term note and $1.0 billion of subordinated note repayments.
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
The Company’s most prominent risk exposures are credit, interest rate, market, liquidity, operational, compliance, strategic, and reputation. Credit risk is the risk of loss associated with a change in the credit profile or the failure of a borrower or counterparty to meet its contractual obligations. Interest rate risk is the current or prospective risk to earnings and capital, or market valuations, arising from the impact of changes in interest rates. Market risk is the risk associated with fluctuations in interest rates, foreign exchange rates, commodities and credit spreads that may result in changes in the values of financial instruments, such as trading and available-for-sale investment securities, mortgage loans held for sale (“MLHFS”), mortgage servicing rights (“MSRs”) and derivatives that are accounted for on a fair value basis. Liquidity risk is the risk that financial condition or overall safety and soundness is adversely affected by the Company’s inability, or perceived inability, to meet its cash flow obligations in a timely and complete manner in either normal or stressed conditions. Operational risk is the risk to current or projected financial condition and resilience arising from inadequate or failed internal processes or systems, people (including human errors or misconduct), or adverse external events, including the risk of loss resulting from breaches in data security. Operational risk can also include the risk of loss due to failures by third parties with which the Company does business. Compliance risk is the risk that the Company may suffer legal or regulatory sanctions, financial losses, and reputational damage if it fails to adhere to compliance requirements and the Company’s compliance policies. Strategic risk is the risk to current or projected financial condition and resilience arising from adverse business decisions, poor implementation of business decisions, or lack of responsiveness to changes in the banking industry and operating environment. Reputation risk is the risk to current or projected financial condition and resilience arising from negative public opinion. This risk may impair the Company’s competitiveness by affecting its ability to establish new relationships or services, or continue servicing existing relationships. In addition to the risks identified above, other risk factors exist that may impact the Company. Refer to “Risk Factors” beginning on page 136 for a detailed discussion of these factors.
The Company’s Board and management-level governance committees are supported by a “three lines of defense” model for establishing effective checks and balances. The first line of defense, the business lines, manages risks in conformity with established limits and policy requirements. In turn, business line leaders and their risk officers establish programs to ensure conformity with these limits and policy requirements. The second line of defense, which includes the Chief Risk Officer’s organization as well as policy and oversight activities of corporate support functions, translates risk appetite and strategy into actionable risk limits and policies. The second line of defense monitors first line of defense conformity with limits and policies and provides reporting and escalation of emerging risks and other concerns to senior management and the Risk Management Committee of the Board of Directors. The third line of defense, internal audit, is responsible for providing the Audit Committee of the Board of Directors and senior management with independent assessment and assurance regarding the effectiveness of the Company’s governance, risk management and control processes.
Management regularly provides reports to the Risk Management Committee of the Board of Directors. The Risk Management Committee discusses with management the Company’s risk management performance and provides a summary of key risks to the entire Board of Directors, covering the status of existing matters, areas of potential future concern and specific information on certain types of loss events. The Risk Management Committee considers quarterly reports by management assessing the Company’s performance relative to the risk appetite statements and the associated risk limits, including:
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
In addition, credit quality ratings, as defined by the Company, are an important part of the Company’s overall credit risk management and evaluation of its allowance for credit losses. Loans with a pass rating represent those loans not classified on the Company’s rating scale for problem credits, as minimal credit risk has been identified. Loans with a special mention or classified rating (defined

34 U.S. Bancorp 2024 Annual Report

by internally assessed rating or exception based monitoring credits in consumer lending and small business loans that are 90 days or more past due and still accruing, nonaccrual loans and loans in a junior lien position that are current but are behind a first lien position on nonaccrual), encompass all loans held by the Company that it considers to have a potential or well-defined weakness that may put full collection of contractual cash flows at risk. The Company’s internal credit quality ratings for consumer loans are primarily based on delinquency and nonperforming status. Refer to Notes 1 and 5 in the Notes to Consolidated Financial Statements for further discussion of the Company’s loan portfolios including internal credit quality ratings.
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
The consumer lending segment represents loans and leases made to consumer customers, including residential mortgages, credit card loans, and other retail loans such as revolving consumer lines, auto loans and leases and home equity loans and lines. Key risk characteristics relevant to consumer lending segment loans primarily relate to the borrowers’ capacity and willingness to repay, customer payment history and credit scores and consider macroeconomic factors such as unemployment rates, consumer bankruptcy filings, household debt levels, real disposable income, effect of higher interest rates on variable rate or adjustable rate loans, and in some cases, updated loan-to-value (“LTV”) information reflecting current market conditions on secured loans. These and other risk characteristics are reflected in forecasts of delinquency levels, bankruptcies and losses which are the primary factors in determining the allowance for credit losses for the consumer lending segment.
The Company further disaggregates its loan portfolio segments into various classes based on their underlying risk characteristics. The two classes within the commercial lending segment are commercial loans and commercial real estate loans. The three classes within the consumer lending segment are residential mortgages, credit card loans and other retail loans.
Because business processes and credit risks associated with unfunded credit commitments are essentially the same as for loans, the Company utilizes similar processes to estimate its liability for unfunded credit commitments. The Company also engages in non-lending activities that may give rise to credit risk, including derivative transactions for balance sheet hedging purposes, foreign exchange transactions, deposit overdrafts, commodity contracts and interest rate contracts for customers, investments in securities and other financial assets, and settlement risk, including Automated Clearing House transactions and the processing of credit card transactions for merchants. These activities are subject to credit review, analysis and approval processes.
During 2024, the Company continued to monitor economic uncertainty related to interest rates, inflationary pressures and other economic factors that may affect the financial strength of corporate and consumer borrowers. Beginning on January 7, 2025, wildfires generated substantial damage and disruption to the Los Angeles area. The Company has programs available to work with impacted customers and support the community. The Company continues to monitor the potential impacts on its customers and financial statements as the situation evolves. The Company does not anticipate this impact to be material to its financial statements.
Credit Diversification The Company manages its credit risk, in part, through diversification of its loan portfolio which is achieved through limit setting by product type criteria, such as industry, geography and identification of credit concentrations. As part of its normal business activities, the Company offers a broad array of traditional commercial lending products and specialized products such as asset-based lending, commercial lease financing, agricultural credit, warehouse mortgage lending, small business lending, commercial real estate lending, health care lending and correspondent banking financing. The Company also offers an array of consumer lending products, including residential mortgages, credit card loans, auto loans, retail leases, home equity loans and lines, revolving credit arrangements and other consumer loans. These consumer lending products are primarily offered through the branch office network, home mortgage and loan production offices, mobile and online banking, and indirect distribution channels, such as auto and recreational vehicle dealers. The Company monitors and manages the portfolio diversification by industry, customer and geography. The Company has significant loan exposure within California given its strategic position in those markets and size of the economy. Table 6 provides information with respect to the overall product diversification and changes in the mix during 2024.
The commercial loan class is diversified among various industries with higher percentages in financial institutions and real estate. Table 8 provides a summary of significant industry groups of commercial loans outstanding at December 31, 2024 and 2023.
The commercial real estate loan class reflects the Company’s focus on serving business owners within its local network, as well as regional and national investment-based real estate owners and developers. Within the commercial real estate loan class, different property types have varying degrees of credit risk. Table 9 provides a summary of the significant property types and geographical locations of commercial real estate loans outstanding at December 31, 2024 and 2023. Commercial real estate loans are diversified among various property types with higher percentages in multi-family, business owner-occupied and office properties. The commercial real estate office sector, which represented 11.5 percent of commercial real estate loans at December 31, 2024, is a driver of stress in this loan class. The Company continued to monitor the commercial real estate office portfolio and maintained an allowance to loan coverage ratio of 11 percent at December 31, 2024, compared with 10 percent at December 31, 2023. Office nonperforming loans as a percent of total office loans increased to 10.9 percent at December 31, 2024, compared to 7.6 percent at December 31, 2023.
The Company’s consumer lending segment originates consumer credit through several channels, including traditional branch lending, mobile and online banking, indirect lending, alliance partnerships and correspondent banks. Each distinct underwriting and origination process within consumer lending manages unique credit risk characteristics and prices its loan production commensurate with the differing risk profiles.
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
The following tables provide summary information of residential mortgages and home equity and second mortgages by LTV at December 31, 2024:

Residential Mortgages (Dollars in Millions)	Interest Only	Amortizing	Total	Percent of Total
Loan-to-Value
Less than or equal to 80%	$13,829	$91,554	$105,383	88.7%
Over 80% through 90%	237	4,907	5,144	4.3
Over 90% through 100%	25	903	928.8
Over 100%	22	385	407.3
No LTV available	—	6	6	—
Loans purchased from GNMA mortgage pools(a)	—	6,945	6,945	5.9
Total	$14,113	$104,700	$118,813	100.0%
(a)Represents loans purchased and loans that could be purchased from Government National Mortgage Association (“GNMA”) mortgage pools under delinquent loan repurchase options whose payments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

Home Equity and Second Mortgages (Dollars in Millions)	Lines	Loans	Total	Percent of Total
Loan-to-Value / Combined Loan-to-Value
Less than or equal to 80%	$10,414	$2,453	$12,867	94.9%
Over 80% through 90%	419	110	529	3.9
Over 90% through 100%	71	16	87.6
Over 100%	56	4	60.4
No LTV/CLTV available	21	1	22.2
Total	$10,981	$2,584	$13,565	100.0%
Credit card and other retail loans are diversified across customer segments and geographies. Diversification in the credit card portfolio is achieved with broad customer relationship distribution through the Company’s and financial institution partners’ branches, retail and affinity partners, and digital channels.
Tables 10, 11 and 12 provide a geographical summary of the residential mortgage, credit card and other retail loan portfolios, respectively.
The following table provides a summary of the Company’s credit card loan balances disaggregated based upon updated credit score at December 31, 2024:

Percent of Total(a)
Credit score > 660	87%
Credit score < 660	13
No credit score	—
(a)Credit score distribution excludes loans serviced by others.

36 U.S. Bancorp 2024 Annual Report

TABLE 15	Delinquent Loan Ratios as a Percent of Ending Loan Balances

At December 31 90 days or more past due	2024	2023
Commercial
Commercial	.07%	.09%
Lease financing	—	—
Total commercial	.07	.09
Commercial Real Estate
Commercial mortgages	—	—
Construction and development	.09	.03
Total commercial real estate	.02	.01
Residential Mortgages(a)	.17	.12
Credit Card	1.43	1.31
Other Retail
Retail leasing	.05	.05
Home equity and second mortgages	.25	.26
Other	.11	.11
Total other retail	.15	.15
Total loans	.21%	.19%

At December 31 90 days or more past due and nonperforming loans	2024	2023
Commercial	.55%	.37%
Commercial real estate	1.70	1.46
Residential mortgages(a)	.30	.25
Credit card	1.43	1.31
Other retail	.50	.46
Total loans	.69%	.57%
(a)Delinquent loan ratios exclude $2.3 billion and $2.0 billion at December 31, 2024 and 2023, respectively, of loans purchased and loans that could be purchased from GNMA mortgage pools under delinquent loan repurchase options whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs. Including these loans, the ratio of residential mortgages 90 days or more past due and nonperforming to total residential mortgages was 2.28 percent and 2.00 percent at December 31, 2024 and 2023, respectively.
Loan Delinquencies Trends in delinquency ratios are an indicator, among other considerations, of credit risk within the Company’s loan portfolios. The entire balance of a loan account is considered delinquent if the minimum payment contractually required to be made is not received by the date specified on the billing statement. Delinquent loans purchased and loans that could be purchased from GNMA mortgage pools under delinquent loan repurchase options, whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs, are excluded from delinquency statistics. In addition, in certain situations, a consumer lending customer’s account may be re-aged to remove it from delinquent status. Generally, the purpose of re-aging accounts is to assist customers who have recently overcome temporary financial difficulties and have demonstrated both the ability and willingness to resume regular payments. In addition, the Company may re-age the consumer lending account of a customer who has experienced longer-term financial difficulties and apply modified, concessionary terms and conditions to the account. Commercial lending loans are generally not subject to re-aging policies.
Accruing loans 90 days or more past due totaled $810 million at December 31, 2024, compared with $698 million at December 31, 2023. Accruing loans 90 days or more past due are not included in nonperforming assets and continue to accrue interest because they are adequately secured by collateral, are in the process of collection and are reasonably expected to result in repayment or restoration to current status, or are managed in homogeneous portfolios with specified charge-off timeframes adhering to regulatory guidelines. The ratio of accruing loans 90 days or more past due to total loans was 0.21 percent at December 31, 2024, compared with 0.19 percent at December 31, 2023.

The following table provides summary delinquency information for residential mortgages, credit card and other retail loans included in the consumer lending segment:

At December 31 (Dollars in Millions)	Amount		As a Percent of Ending Loan Balances
	2024	2023	2024	2023
Residential Mortgages(a)
30-89 days	$188	$169.16%		.15%
90 days or more	206	136.17		.12
Nonperforming	152	158.13		.14
Total	$546	$463.46%		.40%
Credit Card
30-89 days	$428	$406	1.41%	1.42%
90 days or more	435	375	1.43	1.31
Nonperforming	—	—	—	—
Total	$863	$781	2.84%	2.73%
Other Retail
Retail Leasing
30-89 days	$25	$25.62%		.60%
90 days or more	2	2.05		.05
Nonperforming	7	8.17		.19
Total	$34	$35.84%		.85%
Home Equity and Second Mortgages
30-89 days	$61	$77.45%		.59%
90 days or more	34	34.25		.26
Nonperforming	121	113.89		.87
Total	$216	$224	1.59%	1.72%
Other(b)
30-89 days	$143	$176.58%		.65%
90 days or more	28	31.11		.11
Nonperforming	19	17.08		.06
Total	$190	$224.77%		.82%
(a)Excludes $660 million of loans 30-89 days past due and $2.3.billion of loans 90 days or more past due at December 31, 2024, purchased and that could be purchased from GNMA mortgage pools under delinquent loan repurchase options that continue to accrue interest, compared with $595 million and $2.0 billion at December 31, 2023, respectively.
(b)Includes revolving credit, installment and automobile loans.
Modified Loans In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. In most cases the modification is either a concessionary reduction in interest rate, extension of the maturity date or other concessionary modification of loan terms that would otherwise not be considered.
Modified loans accrue interest if the borrower complies with the revised terms and conditions and has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles, which is generally six months or greater.
The Company continues to work with borrowers who are experiencing financial difficulties to modify their loans. Many of the Company’s loan modifications are determined on a case-by-case basis in connection with ongoing loan collection processes. The modifications vary within each of the Company’s loan classes. Commercial lending segment modifications generally include extensions of the maturity date and may be accompanied by an increase or decrease to the interest rate. The Company may also work with the borrower to make other changes to the loan to mitigate losses, such as obtaining additional collateral and/or guarantees to support the loan.
The Company has also implemented certain residential mortgage loan modification programs. The Company modifies residential mortgage loans under Federal Housing Administration, United States Department of Veterans Affairs, and its own internal programs. Under these programs, the Company offers qualifying homeowners the opportunity to permanently modify their loan and achieve more affordable monthly payments. These modifications may include adjustments to interest rates, conversion of adjustable rates to fixed rates, extensions of maturity dates or deferrals of payments, capitalization of accrued interest and/or outstanding advances, or in limited situations, partial forgiveness of loan principal. In some instances, participation in residential mortgage loan modification programs requires the customer to complete a short-term trial period. A permanent loan modification is contingent on the customer successfully completing the trial period arrangement, and the loan documents are not modified until that time.
Credit card and other retail loan modifications are generally part of distinct modification programs providing customers modification solutions over a specified time period, generally up to 60 months.
The Company also makes short-term modifications, in limited circumstances, to assist borrowers experiencing temporary hardships. Short-term consumer lending modification programs include payment reductions, deferrals of up to three past due payments, and the ability to return to current status if the borrower makes required payments. The Company may also make short-term modifications to commercial lending loans, with the most common modification being an extension of the maturity date of three months or less. Such extensions generally are used when the maturity date is imminent and the borrower is experiencing some level of financial stress, but the Company believes the borrower will pay all contractual amounts owed.
Nonperforming Assets The level of nonperforming assets represents another indicator of the Company’s risk within the loan portfolio. Nonperforming assets include nonaccrual loans, modified loans not performing in accordance with modified terms and not accruing interest, modified loans that have not met the performance period required to return to accrual status, other real estate owned (“OREO”) and other nonperforming assets owned by the Company. Interest payments collected from assets on nonaccrual status are generally applied against the principal balance and not recorded as income. However, interest income may

38 U.S. Bancorp 2024 Annual Report

be recognized for interest payments received if the remaining carrying amount of the loan is believed to be collectible.
At December 31, 2024, total nonperforming assets were $1.8 billion, compared with $1.5 billion at December 31, 2023. The $338 million (22.6 percent) increase in nonperforming assets, from December 31, 2023 to December 31, 2024, was primarily due to higher nonperforming commercial and commercial real estate loans. The ratio of total nonperforming assets to total loans and other real estate was 0.48 percent at December 31, 2024, compared with 0.40 percent at December 31, 2023.
OREO was $21 million at December 31, 2024, compared with $26 million at December 31, 2023, and was related to foreclosed properties that previously secured loan balances. These balances exclude foreclosed GNMA loans whose repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

TABLE 16	Nonperforming Assets(a)

At December 31 (Dollars in Millions)	2024	2023
Commercial
Commercial	$644	$349
Lease financing	26	27
Total commercial	670	376
Commercial Real Estate
Commercial mortgages	789	675
Construction and development	35	102
Total commercial real estate	824	777
Residential Mortgages(b)	152	158
Credit Card	—	—
Other Retail
Retail leasing	7	8
Home equity and second mortgages	121	113
Other	19	17
Total other retail	147	138
Total nonperforming loans(1)	1,793	1,449
Other Real Estate(c)	21	26
Other Assets	18	19
Total nonperforming assets	$1,832	$1,494
Accruing loans 90 days or more past due(b)	$810	$698
Period-end loans(2)	$379,832	$373,835
Nonperforming assets to total loans(1)/(2)	.47%	.39%
Nonperforming assets to total loans plus other real estate(c)	.48%	.40%
Changes in Nonperforming Assets

(Dollars in Millions)	Commercial and Commercial Real Estate	Residential Mortgages, Credit Card and Other Retail	Total
Balance December 31, 2023	$1,155	$339	$1,494
Additions to nonperforming assets
New nonaccrual loans and foreclosed properties	1,557	190	1,747
Advances on loans	32	1	33
Total additions	1,589	191	1,780
Reductions in nonperforming assets
Paydowns, payoffs	(516)	(49)	(565)
Net sales	(41)	(28)	(69)
Return to performing status	(112)	(87)	(199)
Charge-offs(d)	(581)	(28)	(609)
Total reductions	(1,250)	(192)	(1,442)
Net additions to (reductions in) nonperforming assets	339	(1)	338
Balance December 31, 2024	$1,494	$338	$1,832
(a)Throughout this document, nonperforming assets and related ratios do not include accruing loans 90 days or more past due.
(b)Excludes $2.3 billion and $2.0 billion at December 31, 2024 and 2023, respectively, of loans purchased and loans that could be purchased from GNMA mortgage pools under delinquent loan repurchase options that are 90 days or more past due that continue to accrue interest, as their repayments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.
(c)Foreclosed GNMA loans of $46 million and $47 million at December 31, 2024 and 2023, respectively, continue to accrue interest and are recorded as other assets and excluded from nonperforming assets because they are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.
(d)Charge-offs exclude actions for certain card products and loan sales that were not classified as nonperforming at the time the charge-off occurred.

40 U.S. Bancorp 2024 Annual Report

TABLE 17	Net Charge-offs as a Percent of Average Loans Outstanding

	2024			2023			2022
Year Ended December 31 (Dollars in Millions)	Average Loan Balance	Net Charge-offs	Percent	Average Loan Balance	Net Charge-offs	Percent	Average Loan Balance	Net Charge-offs	Percent
Commercial
Commercial	$129,235	$523.40%		$130,544	$293.22%		$118,967	$211.18%
Lease financing	4,177	29.69		4,339	21.48		4,830	16.33
Total commercial	133,412	552.41		134,883	314.23		123,797	227.18
Commercial Real Estate
Commercial mortgages	40,513	163.40		42,894	265.62		30,890	17.06
Construction	11,144	2.02		11,752	(2)	(.02)	10,208	20.20
Total commercial real estate	51,657	165.32		54,646	263.48		41,098	37.09
Residential Mortgages	117,026	(9)	(.01)	115,922	109.09		84,749	(23)	(.03)
Credit Card	28,683	1,227	4.28	26,570	849	3.20	23,478	524	2.23
Other Retail
Retail leasing	4,097	21.51		4,665	6.13		6,459	3.05
Home equity and second mortgages	13,181	(1)	(.01)	12,829	(2)	(.02)	11,051	(7)	(.06)
Other	25,819	197.76		31,760	366	1.15	42,941	302.70
Total other retail	43,097	217.50		49,254	370.75		60,451	298.49
Total loans	$373,875	$2,152.58%		$381,275	$1,905.50%		$333,573	$1,063.32%
Analysis of Loan Net Charge-offs Total loan net charge-offs were $2.2 billion in 2024, compared with $1.9 billion in 2023. The $247 million (13.0 percent) increase in total net charge-offs in 2024, compared with 2023, reflected higher credit card and commercial loan net charge-offs in 2024, partially offset by the impacts in 2023 of charge-offs on acquired loans and charge-offs related to balance sheet repositioning and capital management actions. The ratio of total loan net charge-offs to average loans outstanding was 0.58 percent in 2024, compared with 0.50 percent in 2023.
Commercial and commercial real estate loan net charge-offs for 2024 were $717 million (0.39 percent of average loans outstanding), compared with $577 million (0.30 percent of average loans outstanding) in 2023. The increase in net charge-offs in 2024, compared with 2023, was driven primarily by select borrowers facing challenges from the higher interest rate and inflation environment.
Residential mortgage loan net charge-offs for 2024 reflected net recoveries of $9 million, compared with net charge-offs of $109 million (0.09 percent of average loans outstanding) in 2023. Credit card loan net charge-offs in 2024 were $1.2 billion (4.28 percent of average loans outstanding), compared with $849 million (3.20 percent of average loans outstanding) in 2023. Other retail loan net charge-offs for 2024 were $217 million (0.50 percent of average loans outstanding), compared with $370 million (0.75 percent of average loans outstanding) in 2023. The decrease in residential mortgage and other retail loan net charge-offs in 2024, compared with 2023, reflects 2023 charge-offs related to balance sheet repositioning and capital management actions. The increase in credit card net charge-offs reflects stabilizing economic and credit conditions.
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
Management evaluates the appropriateness of the allowance for credit losses on a quarterly basis. Multiple economic scenarios are considered over a three-year reasonable and supportable forecast period, which includes increasing consideration of historical loss experience over years two and three. These economic scenarios are constructed with interrelated projections of multiple economic variables, and loss estimates are produced that consider the historical correlation of those economic variables with credit losses. After the forecast period, the Company fully reverts to long-term historical loss experience, adjusted for prepayments and characteristics of the current loan and lease portfolio, to estimate losses over the remaining life of the portfolio. The economic scenarios are updated at least quarterly and are designed to provide a range of reasonable estimates, both better and worse than current expectations. Scenarios are weighted based on the Company’s expectation of economic conditions for the foreseeable future and reflect significant judgment and consideration of economic forecast uncertainty. Final loss estimates also consider factors affecting credit losses not reflected in the scenarios, due to the unique aspects of current conditions and expectations. These factors may include, but are not limited to, changes in borrower behavior or conditions in specific lending segments, loan servicing practices, regulatory guidance, and/or fiscal and monetary policy actions.
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
The allowance recorded for credit losses utilizes forward-looking expected loss models to consider a variety of factors affecting lifetime credit losses. These factors include, but are not limited to, macroeconomic variables such as unemployment rates, real estate prices, gross domestic product levels, interest rates, and corporate bond spreads, as well as loan and borrower characteristics, such as internal risk ratings on commercial loans and consumer credit scores, delinquency status, collateral type and available valuation information, consideration of end-of-term losses on lease residuals, and the remaining term of the loan, adjusted for expected prepayments. For each loan portfolio, including those loans modified under various loan modification programs, model estimates are adjusted as necessary to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices, economic conditions or other factors that may affect the accuracy of the model. Expected credit loss estimates also include consideration of expected cash recoveries on loans previously charged-off or expected recoveries on collateral-dependent loans where recovery is expected through sale of the collateral at fair value less selling costs. Where loans do not exhibit similar risk characteristics, an individual analysis is performed to consider expected credit losses.
For loans and leases that do not share similar risk characteristics with a pool of loans, the Company establishes individually assessed reserves. Reserves for individual commercial nonperforming loans greater than $5 million in the commercial lending segment are analyzed utilizing expected cash flows discounted using the original effective interest rate, the observable market price of the loan, or the fair value of the collateral, less selling costs, for collateral-dependent loans as appropriate.
When evaluating the appropriateness of the allowance for credit losses for any loans and lines in a junior lien position, the Company considers the delinquency and modification status of the first lien, based on either servicing data for the first lien accounts serviced by the Company or the status of first lien mortgage accounts reported on customer credit bureau files when the first lien is not serviced by the Company. This information is considered within the overall assessment of economic conditions, problem loans, recent loss experience and other factors in determining the allowance for credit losses.
When a loan portfolio is purchased, the acquired loans are divided into those considered purchased with more than insignificant credit deterioration (“PCD”) and those not considered PCD. An allowance is established for each population and considers product mix, risk characteristics of the portfolio and delinquency status and refreshed LTV ratios when possible. Considerations for PCD loans include whether the loan has experienced a charge-off, bankruptcy or significant deterioration since origination. The allowance established for purchased loans not considered PCD is recognized through provision expense upon acquisition, whereas the allowance established for loans considered PCD at acquisition is offset by an increase in the basis of the acquired loans. Any subsequent increases and decreases in the allowance related to purchased loans, regardless of PCD status, are recognized through provision expense, with charge-offs charged to the allowance. The Company had a total net book balance of $2.3 billion of PCD loans, primarily related to the MUB acquisition, included in its loan portfolio at December 31, 2024.
The Company’s methodology for determining the appropriate allowance for credit losses also considers the imprecision inherent in the methodologies used and allocated to the various loan portfolios. As a result, amounts determined under the methodologies described above are adjusted by management to consider the potential impact of other qualitative factors not captured in quantitative model adjustments which include, but are not limited to, the following: model imprecision, imprecision in economic scenario assumptions, and emerging risks related to either changes in the economic environment that are affecting specific portfolios, or changes in portfolio concentrations over time that may affect model performance. The consideration of these items results in adjustments to allowance amounts included in the Company’s allowance for credit losses for each loan portfolio. Some factors considered in 2024 that required a higher level of qualitative judgment included consideration of factors affecting commercial real estate office property values, and the effects of persisting inflationary pressures and continued elevated interest rates across commercial and consumer lending portfolios.
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
At December 31, 2024, the allowance for credit losses was $7.9 billion, compared with an allowance of $7.8 billion at December 31, 2023. The increase in the allowance for credit losses of $86 million (1.1 percent) at December 31, 2024, compared with December 31, 2023, was primarily driven by loan portfolio growth.
The ratio of the allowance for credit losses to period-end loans was 2.09 percent at December 31, 2024, compared with 2.10 percent at December 31, 2023. The ratio of the allowance for credit losses to nonperforming loans was 442

42 U.S. Bancorp 2024 Annual Report

percent at December 31, 2024, compared with 541 percent at December 31, 2023. The ratio of the allowance for credit losses to annual loan net charge-offs at December 31, 2024, was 368 percent, compared with 411 percent at December 31, 2023.
The allowance for credit losses related to commercial lending segment loans decreased $56 million during the year ended December 31, 2024, reflecting improved credit quality and charge-offs of problem loans, partially offset by loan growth.
The allowance for credit losses related to consumer lending segment loans increased $142 million during the year ended December 31, 2024, due to credit card portfolio growth and stabilizing performance, partially offset by favorability in residential real estate secured portfolios related to strength in home values.
Economic conditions considered in estimating the allowance for credit losses at December 31, 2024 included changes in projected gross domestic product and unemployment levels. These factors were evaluated through a combination of quantitative calculations using multiple economic scenarios and additional qualitative assessments that considered the degree of economic uncertainty in the current environment. The projected unemployment rates for 2025 considered in the estimate ranged from 3.1 percent to 8.8 percent.

The following table summarizes the baseline forecast for key economic variables the Company used in its estimate of the allowance for credit losses at December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
United States unemployment rate for the three months ending(a)
December 31, 2024	4.2%	4.0%
June 30, 2025	4.4	4.1
December 31, 2025	4.3	4.0
United States real gross domestic product for the three months ending(b)
December 31, 2024	2.3%	1.3%
June 30, 2025	1.9	1.6
December 31, 2025	1.7	2.0
(a)Reflects quarterly average of forecasted reported United States unemployment rate.
(b)Reflects year-over-year growth rates.

TABLE 18	Summary of Allowance for Credit Losses

(Dollars in Millions)	2024	2023	2022
Balance at beginning of year	$7,839	$7,404	$6,155
Change in accounting principle(a)	—	(62)	—
Allowance for acquired credit losses(b)	—	127	336
Charge-Offs
Commercial
Commercial	615	357	294
Lease financing	37	32	25
Total commercial	652	389	319
Commercial real estate
Commercial mortgages	218	278	28
Construction and development	11	3	26
Total commercial real estate	229	281	54
Residential mortgages	13	129	13
Credit card	1,406	1,014	696
Other retail
Retail leasing	35	18	18
Home equity and second mortgages	9	12	9
Other	269	448	391
Total other retail	313	478	418
Total charge-offs(c)	2,613	2,291	1,500
Recoveries
Commercial
Commercial	92	64	83
Lease financing	8	11	9
Total commercial	100	75	92
Commercial real estate
Commercial mortgages	55	13	11
Construction and development	9	5	6
Total commercial real estate	64	18	17
Residential mortgages	22	20	36
Credit card	179	165	172
Other retail
Retail leasing	14	12	15
Home equity and second mortgages	10	14	16
Other	72	82	89
Total other retail	96	108	120
Total recoveries	461	386	437
Net Charge-Offs
Commercial
Commercial	523	293	211
Lease financing	29	21	16
Total commercial	552	314	227
Commercial real estate
Commercial mortgages	163	265	17
Construction and development	2	(2)	20
Total commercial real estate	165	263	37
Residential mortgages	(9)	109	(23)
Credit card	1,227	849	524
Other retail
Retail leasing	21	6	3
Home equity and second mortgages	(1)	(2)	(7)
Other	197	366	302
Total other retail	217	370	298
Total net charge-offs	2,152	1,905	1,063
Provision for credit losses(d)	2,238	2,275	1,977
Other changes	—	—	(1)
Balance at end of year	$7,925	$7,839	$7,404
Components
Allowance for loan losses	$7,583	$7,379	$6,936
Liability for unfunded credit commitments	342	460	468
Total allowance for credit losses(1)	$7,925	$7,839	$7,404
Period-end loans(2)	$379,832	$373,835	$388,213
Nonperforming loans(3)	1,793	1,449	972
Allowance for Credit Losses as a Percentage of
Period-end loans(1)/(2)	2.09%	2.10%	1.91%
Nonperforming loans(1)/(3)	442	541	762
Nonperforming and accruing loans 90 days or more past due	304	365	506
Nonperforming assets	433	525	729
Net charge-offs	368	411	697
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

44 U.S. Bancorp 2024 Annual Report

TABLE 19	Allocation of the Allowance for Credit Losses

	Allowance Amount		Allowance as a Percent of Loans
At December 31 (Dollars in Millions)	2024	2023	2024	2023
Commercial
Commercial	$2,090	$2,038	1.55%	1.60%
Lease financing	85	81	2.01	1.91
Total commercial	2,175	2,119	1.56	1.61
Commercial Real Estate
Commercial mortgages	1,016	1,068	2.63	2.55
Construction and development	492	552	4.80	4.79
Total commercial real estate	1,508	1,620	3.09	3.03
Residential Mortgages	783	827.66		.72
Credit Card	2,640	2,403	8.70	8.41
Other Retail
Retail leasing	93	95	2.30	2.30
Home equity and second mortgages	255	321	1.88	2.46
Other	471	454	1.91	1.67
Total other retail	819	870	1.93	1.96
Total allowance	$7,925	$7,839	2.09%	2.10%
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
Included in the retail leasing portfolio was approximately $3.1 billion of retail leasing residuals at December 31, 2024, compared with $3.4 billion at December 31, 2023. The Company monitors concentrations of leases by manufacturer and vehicle type. As of December 31, 2024, vehicle lease residuals related to sport utility vehicles were 54.1 percent of the portfolio, while auto and truck classes represented approximately 21.2 percent and 14.6 percent of the portfolio, respectively. At year-end 2024, the individual vehicle model with the largest residual value outstanding represented 23.7 percent of the aggregate residual value of all vehicles in the portfolio. At December 31, 2024 and 2023, the weighted-average origination term of the portfolio was 41 months. At December 31, 2024, the commercial leasing portfolio had $484 million of residuals, compared with $491 million at December 31, 2023. At year-end 2024, lease residuals related to trucks and other transportation equipment represented 39.4 percent of the total residual portfolio, while business and office equipment represented 27.4 percent.
Operational Risk Management The Company operates in many different businesses in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. Operational risk is inherent in all business activities, and the management of this risk is important to the achievement of the Company’s objectives. Business lines have direct and primary responsibility and accountability for identifying, controlling, and monitoring operational risks embedded in their business activities, including those additional or increased risks created by economic and financial disruptions.
The Company maintains a system of controls with the objective of providing proper transaction authorization and execution, proper system operations, proper oversight of third parties with whom it does business, safeguarding of assets from misuse or theft, and ensuring the reliability and security of financial and other data. The Company also maintains a cybersecurity risk program which provides centralized planning and management of related and interdependent work with a focus on risks from cybersecurity threats. The Company's cybersecurity risk program is integrated into the Company's overall business and operational strategies and requires that the Company allocate appropriate resources to maintain the program. Refer to “Item 1C. Cybersecurity” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, for further discussion on the Company's cybersecurity risk program.
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
Compliance Risk Management The Company may suffer legal or regulatory sanctions, material financial loss, or damage to its reputation if it fails to comply with laws, regulations, rules, standards of good practice, and codes of conduct, including those related to compliance with Bank Secrecy Act/anti-money laundering requirements, sanctions compliance requirements as administered by the Office of Foreign Assets Control, consumer protection and other requirements. The Company has controls and processes in place for the assessment, identification, monitoring, management and reporting of compliance risks and issues, including those created or increased by economic and financial disruptions. Refer to “Supervision and Regulation” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, for further discussion of the regulatory framework applicable to bank holding companies and their subsidiaries.
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
Net interest income sensitivity analysis includes evaluating all of the Company’s assets and liabilities and off-balance sheet instruments, inclusive of new business activity, under various interest rate scenarios that differ in the direction, amount and speed of change over time, as well as the overall shape of the yield curve. The balance sheet includes assumptions regarding loan and deposit volumes and pricing which are based on quantitative analysis, historical trends and management outlook and strategies. Deposit balances, mix and pricing are dynamic across interest rate scenarios and will change both with the absolute level of rates as well as the assumed interest rate shock. Deposit pricing changes, commonly referred to as the deposit beta, represents the amount by which the Company’s interest-bearing deposit rates have or will change given a change in short-term market rates. Base case and net interest income sensitivities are reviewed monthly by the ALCO and are used to guide asset/liability management strategies.
The Company also manages interest rate sensitivity by utilizing market value of equity modeling, which measures the degree to which the market values of the Company’s assets and liabilities and off-balance sheet instruments will change given a change in interest rates. Management measures the impact of changes in market values due to interest rates under a number of scenarios, including immediate and sustained parallel shifts, and flattening or steepening of the yield curve. The Company manages its interest rate risk position by holding assets with desired interest rate risk characteristics on its balance sheet, executing certain pricing strategies for loans and deposits and deploying investment portfolio, funding and derivative strategies.
Table 20 summarizes the projected impact to net interest income over the next 12 months of various potential interest rate changes. The sensitivity of the projected impact to net interest income over the next 12 months is dependent on balance sheet growth, product mix, customer behavior, deposit pricing and funding decisions. From December 31, 2023 to December 31, 2024, interest rate sensitivity to higher rates decreased, primarily due to deposit migration into higher yielding products. As of December 31, 2024, the Company continues to be asset sensitive to a parallel upward move in interest rates with most of that impact coming from the long end of the yield curve. Net interest income simulation incorporates rate-sensitive deposit behavior that could result in changes in both projected deposit balances and mix under the various interest rate scenarios. Higher rate scenarios result in disintermediation of bank deposits and a mix shift into higher yielding deposits. Conversely, in lower rate scenarios, the analysis assumes that deposits will shift into lower yielding products. While the Company utilizes models and assumptions based on historical information and expected behaviors, actual outcomes could vary significantly. For larger interest rate shock scenarios, mortgage assets and deposits are expected to behave in a non-linear manner resulting in varying impacts to net interest income in those scenarios.

TABLE 20	Sensitivity of Net Interest Income

	December 31, 2024				December 31, 2023
	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Immediate	Up 200 bps Immediate	Down 50 bps Immediate	Up 50 bps Immediate	Down 200 bps Immediate	Up 200 bps Immediate
Net interest income	.25%	.17%	.01%	1.05%	(.19)%	.71%	(1.05)%	2.28%

46 U.S. Bancorp 2024 Annual Report

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
In addition, the Company enters into interest rate, foreign exchange and commodity derivative contracts to support the business requirements of its customers (customer-related positions). The Company minimizes the market, funding and liquidity risks of customer-related positions by either entering into similar offsetting positions with broker-dealers, or on a portfolio basis by entering into other derivative or non-derivative financial instruments that partially or fully offset the exposure from these customer-related positions. The Company may enter into derivative contracts that are either exchange-traded, centrally cleared through clearinghouses or over-the-counter. The Company does not utilize derivatives for speculative purposes. The Company does not designate all of the derivatives that it enters into for risk management purposes as accounting hedges because of the inefficiency of applying the accounting requirements and may instead elect fair value accounting for the related hedged items. In particular, the Company enters into interest rate swaps, swaptions, forward commitments to buy to-be-announced securities (“TBAs”), U.S. Treasury and Eurodollar futures and options on U.S. Treasury futures to mitigate fluctuations in the value of its MSRs, but does not designate those derivatives as accounting hedges. Refer to Note 9 of the Notes to Consolidated Financial Statements for additional information regarding MSRs, including management of the changes in fair value.
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
The average, high, low and period-end one-day VaR amounts for the Company’s Covered Positions were as follows:

Year Ended December 31 (Dollars in Millions)	2024	2023
Average	$3	$4
High	4	7
Low	2	2
Period-end	2	3
The Company did not experience any actual losses for its combined Covered Positions that exceeded VaR during the years ended December 31, 2024 and 2023. The Company stress tests its market risk measurements to provide management with perspectives on market events that may not be captured by its VaR models, including worst case historical market movement combinations that have not necessarily occurred on the same date.
The Company calculates Stressed VaR using the same underlying methodology and model as VaR, except that a historical continuous one-year look-back period is utilized that reflects a period of significant financial stress appropriate to the Company’s Covered Positions. The period selected by the Company includes the significant market volatility of the last four months of 2008.
The average, high, low and period-end one-day Stressed VaR amounts for the Company’s Covered Positions were as follows:

Year Ended December 31 (Dollars in Millions)	2024	2023
Average	$10	$10
High	16	16
Low	7	6
Period-end	11	8
Valuations of positions in client derivatives and foreign currency activities are based on discounted cash flow or other valuation techniques using market-based assumptions. These valuations are compared to third-party quotes or other market prices to determine if there are significant variances. Significant variances are approved by senior management in the Company’s corporate functions. Valuation of positions in the corporate bond trading, loan trading, asset-backed securities and municipal securities businesses are based on trader marks. These trader marks are evaluated against third-party prices, with significant variances approved by senior management in the Company’s corporate functions.
The Company also measures the market risk of its hedging activities related to residential MLHFS and MSRs using the historical simulation method. The VaRs are measured at the ninety-ninth percentile and employ factors pertinent to the market risks inherent in the valuation of the assets and hedges. A one-year look-back period is used to obtain past market data for the models.
The average, high and low VaR amounts for the residential MLHFS and related hedges and the MSRs and related hedges were as follows:

Year Ended December 31 (Dollars in Millions)	2024	2023
Residential Mortgage Loans Held For Sale and Related Hedges
Average	$2	$1
High	3	2
Low	1	—
Mortgage Servicing Rights and Related Hedges
Average	$2	$7
High	3	12
Low	1	2
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

48 U.S. Bancorp 2024 Annual Report

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
The following table summarizes the Company's total available liquidity from on-balance sheet and off-balance sheet funding sources:

(Dollars in Millions)	December 31, 2024	December 31, 2023
Cash held at the Federal Reserve Bank and other central banks	$47,434	$52,403
Available investment securities	67,910	34,220
Borrowing capacity from the Federal Reserve Bank and FHLB	171,226	215,763
Total available liquidity	$286,570	$302,386
Borrowing capacity from the Federal Reserve Bank and FHLB declined from December 31, 2023 to December 31, 2024 primarily due to the expiration of the Federal Reserve Bank’s Bank Term Funding Program (“BTFP”). This decline was partially offset by an increase in available investment securities as a portion of the securities previously pledged through the BTFP were made available for sale or pledging.
The Company’s diversified deposit base provides a sizeable source of relatively stable and low-cost funding, while reducing the Company’s reliance on the wholesale markets. Total deposits were $518.3 billion at December 31, 2024, compared with $512.3 billion at December 31, 2023. Average noninterest-bearing deposit balances in 2024 decreased 23 percent compared with 2023, reflecting the shift of noninterest-bearing balances into interest-bearing deposit products resulting from the higher interest rate environment. Average total deposits in 2024 and 2023 funded approximately 77 percent and 76 percent of the Company’s total assets for these same periods, respectively. Refer to Note 11 of the Notes to Consolidated Financial Statements and “Balance Sheet Analysis” for further information on the maturities, terms and trends of the Company’s deposits.
Additional funding is provided by long-term debt and short-term borrowings. Long-term debt was $58.0 billion at December 31, 2024, and is an important funding source because of its multi-year borrowing structure. Refer to Note 13 of the Notes to Consolidated Financial Statements for information on the terms and maturities of the Company’s long-term debt issuances and “Balance Sheet Analysis” for discussion on long-term debt trends. Short-term borrowings were $15.5 billion at December 31, 2024, and supplement the Company’s other funding sources. Refer to Note 12 of the Notes to Consolidated Financial Statements and “Balance Sheet Analysis” for further information on the terms and trends of the Company’s short-term borrowings.
The Company’s ability to raise negotiated funding at competitive prices is influenced by rating agencies’ views of the Company’s credit quality, liquidity, capital and earnings. Table 21 details the rating agencies’ most recent assessments as of December 31, 2024.

TABLE 21	Credit Ratings

	Moody's	S&P Global Ratings	Fitch Ratings	DBRS Morningstar
U.S. Bancorp
Long-term issuer rating	A3	A	A+	AA (low)
Short-term issuer rating	N/A	A-1	F1	R-1 (middle)
Senior unsecured debt	A3	A	A	AA (low)
Subordinated debt	A3	A-	A-	A (high)
Junior subordinated debt	Baa1	N/A	N/A	N/A
Preferred stock	Baa2	BBB	BBB	A (low)
Commercial paper	P-2	N/A	F1	R-1 (middle)

U.S. Bank National Association
Long-term issuer rating	A2	A+	A+	AA
Short-term issuer rating	P-1	A-1	F1	R-1 (high)
Long-term deposits	Aa3	N/A	AA-	AA
Short-term deposits	P-1	N/A	F1+	N/A
Senior unsecured debt	A2	A+	A+	AA
Subordinated debt	A2	A	N/A	AA (low)
Commercial paper	P-1	A-1	N/A	R-1 (high)
Counterparty risk assessment	A1(cr)/P-1(cr)
Counterparty risk rating	A2/P-1
Baseline credit assessment	a2
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
At December 31, 2024, parent company long-term debt outstanding was $35.3 billion, compared with $34.3 billion at December 31, 2023. The increase was primarily due to $6.5 billion of medium-term note issuances, partially offset by $4.6 billion of medium-term note and $1.0 billion of subordinated note repayments. As of December 31, 2024, there was $2.3 billion of parent company debt scheduled to mature in 2025. Future debt maturities may be met through medium-term note and capital security issuances and dividends from subsidiaries, as well as from parent company cash and cash equivalents.
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
The Company is subject to a regulatory Liquidity Coverage Ratio (“LCR”) requirement which requires large banking organizations to maintain an adequate level of unencumbered high quality liquid assets to meet estimated liquidity needs over a 30-day stressed period. For the three months ended December 31, 2024 and December 31,

50 U.S. Bancorp 2024 Annual Report

2023, the Company's average daily LCR was 106.6 percent and 109.2 percent, respectively. The Company was compliant with this requirement for both of these periods.
The Company is also subject to a regulatory Net Stable Funding Ratio (“NSFR”) requirement which requires large banking organizations to maintain a minimum level of stable funding based on the liquidity characteristics of their assets, commitments, and derivative exposures over a one-year time horizon. The Company was compliant with this requirement at December 31, 2024 and December 31, 2023.
European Exposures The Company provides merchant processing and corporate trust services in Europe either directly or through banking affiliations in Europe. Revenue generated from sources in Europe represented approximately 2 percent of the Company’s total net revenue for 2024. Operating cash for these businesses is deposited on a short-term basis typically with certain European central banks. For deposits placed at other European banks, exposure is mitigated by the Company placing deposits at multiple banks and managing the amounts on deposit at any bank based on institution-specific deposit limits. At December 31, 2024, the Company had an aggregate amount on deposit with European banks of approximately $6.4 billion, predominately with the Central Bank of Ireland and Bank of England.
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
In the ordinary course of business, the Company enters into contractual obligations that may require future cash payments, including funding for customer loan requests, customer deposit maturities and withdrawals, debt service, leases for premises and equipment, and other cash commitments. Refer to Notes 6, 11, 13, 16 and 22 in the Notes to Consolidated Financial Statements for information on the Company’s operating lease obligations, deposits, long-term debt, benefit obligations and guarantees and other commitments, respectively.
Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses. Many of the Company’s commitments to extend credit expire without being drawn and, therefore, total commitment amounts do not necessarily represent future liquidity requirements or the Company’s exposure to credit loss. Commitments to extend credit also include consumer credit lines that are cancellable upon notification to the consumer. Total contractual amounts of commitments to extend credit at December 31, 2024 were $409.4 billion. The Company also issues and confirms various types of letters of credit, including standby and commercial. Total contractual amounts of letters of credit at December 31, 2024 were $11.0 billion. For more information on the Company’s commitments to extend credit and letters of credit, refer to Note 22 in the Notes to Consolidated Financial Statements.
The Company’s off-balance sheet arrangements with unconsolidated entities primarily consist of private investment funds or partnerships that make equity investments, provide debt financing or support community-based investments in tax-advantaged projects. In addition to providing investment returns, these arrangements in many cases assist the Company in complying with requirements of the Community Reinvestment Act. The investments in these entities generate a return primarily through the realization of federal and state income tax credits and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. The entities in which the Company invests are generally considered variable interest entities (“VIEs”). The Company’s recorded investment in these entities, net of contractual equity investment commitments of $5.0 billion, was $3.1 billion at December 31, 2024.
The Company also has non-controlling financial investments in private funds and partnerships considered VIEs. The Company’s recorded investment in these entities was approximately $264 million at December 31, 2024, and the Company had unfunded commitments to invest an additional $118 million. For more information on the Company’s interests in unconsolidated VIEs, refer to Note 7 in the Notes to Consolidated Financial Statements.
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
The Company announced on September 12, 2024 that its Board of Directors had approved a regular quarterly dividend of $0.50 per common share. This represented a 2 percent increase over the previous dividend rate per common share of $0.49 per quarter.
The Company also announced on September 12, 2024 that its Board of Directors authorized a share repurchase program to repurchase up to $5.0 billion of its common stock, effective September 13, 2024. This share repurchase program replaced the previous share repurchase program announced on December 22, 2020, which was terminated effective on September 12, 2024.
Capital distributions, including dividends and stock repurchases, are subject to the approval of the Company’s Board of Directors and compliance with regulatory requirements. For a more complete analysis of activities impacting shareholders’ equity and capital management programs, refer to Note 14 of the Notes to Consolidated Financial Statements.
Total U.S. Bancorp shareholders’ equity was $58.6 billion at December 31, 2024, compared with $55.3 billion at December 31, 2023. The increase was primarily the result of corporate earnings, partially offset by dividends paid.
The regulatory capital requirements effective for the Company follow Basel III, with the Company being subject to calculating its capital adequacy as a percentage of risk-weighted assets under the standardized approach. Under Basel III, banking regulators define minimum capital requirements for banks and financial services holding companies. These requirements are expressed in the form of a minimum common equity tier 1 capital ratio, tier 1 capital ratio, total risk-based capital ratio, tier 1 leverage ratio and a tier 1 total leverage exposure, or supplementary leverage ratio. The Company’s minimum required level for the common equity tier 1 capital, tier 1 capital and total capital ratios included a stress capital buffer of 3.1 percent at December 31, 2024. The Company targets its regulatory capital levels, at both the bank and bank holding company level, to exceed the “well-capitalized” threshold for these ratios under the FDIC Improvement Act prompt corrective action provisions that are applicable to all banks. Refer to Note 14 of the Notes to Consolidated Financial Statements for further detail on the Company’s minimum required capital ratios and the minimum “well-capitalized” thresholds under the prompt corrective action framework.
Beginning in 2022, the Company began to phase into its regulatory capital requirements the cumulative deferred impact of its 2020 adoption of the accounting guidance related to the impairment of financial instruments based on the current expected credit losses (“CECL”) methodology plus 25 percent of its quarterly credit reserve increases during 2020 and 2021. This cumulative deferred impact was phased into the Company’s regulatory capital during 2022 through 2024, culminating with a fully phased in regulatory capital calculation beginning in 2025.

52 U.S. Bancorp 2024 Annual Report

TABLE 22	Regulatory Capital Ratios

At December 31 (Dollars in Millions)	2024	2023
Basel III standardized approach:
Common shareholders’ equity	$51,770	$48,498
Less intangible assets
Goodwill (net of deferred tax liability)	(11,508)	(11,480)
Other disallowed intangible assets (net of deferred tax liability)	(1,846)	(2,278)
Other(a)	9,461	10,207
Common equity tier 1 capital	47,877	44,947
Qualifying preferred stock	6,808	6,808
Noncontrolling interests eligible for tier 1 capital	450	450
Other	(6)	(6)
Tier 1 capital	55,129	52,199
Eligible portion of allowance for credit losses	5,616	5,645
Subordinated debt and noncontrolling interests eligible for tier 2 capital	3,630	4,077
Tier 2 capital	9,246	9,722
Total risk-based capital	$64,375	$61,921
Risk-weighted assets	$450,498	$453,390
Common equity tier 1 capital as a percent of risk-weighted assets	10.6%	9.9%
Tier 1 capital as a percent of risk-weighted assets	12.2	11.5
Total risk-based capital as a percent of risk-weighted assets	14.3	13.7
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	8.3	8.1
Tier 1 capital as a percent of total on- and off-balance sheet leverage exposure (total leverage exposure ratio)	6.8	6.6
(a)Includes the impact of items included in other comprehensive income (loss), such as unrealized gains (losses) on available-for-sale securities, accumulated net gains on cash flow hedges, pension liability adjustments, and the portion of deferred tax assets related to net operating loss and tax credit carryforwards not eligible for common equity tier 1 capital.
Table 22 provides a summary of statutory regulatory capital ratios in effect for the Company at December 31, 2024 and 2023. All regulatory ratios exceeded regulatory “well-capitalized” requirements. As of December 31, 2024, U.S. Bank National Association (“USBNA”) also met all regulatory capital ratios to be considered “well-capitalized”. There are no conditions or events since December 31, 2024 that management believes have changed the risk-based category of USBNA.
In July 2023, the U.S. federal bank regulatory authorities proposed a rule to refine the Basel III capital framework for financial institutions. The proposal incorporates elements of the international Basel Committee’s post-crisis reforms, including the Fundamental Review of the Trading Book to replace the existing market risk rule, and introduces new standardized approaches for credit risk, operational risk and credit valuation adjustment (CVA) risk. The proposal’s finalization could revise the risk-based capital measures applicable to the Company; however, until the proposal is finalized the exact impacts are unknown.
The Company believes certain other capital ratios are useful in evaluating its capital adequacy. The Company’s tangible common equity, as a percent of tangible assets and as a percent of risk-weighted assets determined in accordance with transitional regulatory capital requirements related to the CECL methodology under the standardized approach, were 5.8 percent and 8.5 percent, respectively, at December 31, 2024, compared with 5.3 percent and 7.7 percent at December 31, 2023, respectively. In addition, the Company’s common equity tier 1 capital to risk-weighted assets ratio, reflecting the full implementation of the CECL methodology, was 10.5 percent at December 31, 2024, compared with 9.7 percent at December 31, 2023. Refer to “Non-GAAP Financial Measures” beginning on page 57 for further information on these other capital ratios.
As an approved mortgage seller and servicer, USBNA, through its mortgage banking division, is required to maintain various levels of shareholder’s equity, as specified by various agencies, including the United States Department of Housing and Urban Development, Government National Mortgage Association, Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. At December 31, 2024, USBNA met these requirements.

Business Segment Financial Review
The Company’s major business segments are Wealth, Corporate, Commercial and Institutional Banking, Consumer and Business Banking, Payment Services, and Treasury and Corporate Support.
Basis for Financial Presentation Business segment results are derived from the Company’s business unit profitability reporting systems by specifically attributing managed balance sheet assets, deposits and other liabilities and their related income or expense. Refer to Note 23 of the Notes to Consolidated Financial Statements for further information on the business segments’ basis for financial presentation.
Designations, assignments and allocations change from time to time as management systems are enhanced, methods of evaluating performance or product lines change or business segments are realigned to better respond to the Company’s diverse customer base. During 2024 and 2023, certain organization and methodology changes were made, including revising the Company’s business segment funds transfer-pricing methodology related to deposits and loans during the second quarter of 2024 and combining its Wealth Management and Investment Services and Corporate and Commercial Banking business segments to create the Wealth, Corporate, Commercial and Institutional Banking business segment during the third quarter of 2023. Prior period results were recast and presented on a comparable basis.
Wealth, Corporate, Commercial and Institutional Banking Wealth, Corporate, Commercial and Institutional Banking provides core banking, specialized lending, transaction and payment processing, capital markets, asset management, and brokerage and investment related services to wealth, middle market, large corporate, commercial real estate, government and institutional clients. Wealth, Corporate, Commercial and Institutional Banking contributed $4.8 billion of the Company’s net income in 2024, or an increase of $105 million (2.3 percent), compared with 2023.
Net revenue increased $190 million (1.6 percent) in 2024, compared with 2023. Net interest income, on a taxable-equivalent basis, decreased $217 million (2.8 percent) in 2024, compared with 2023, primarily due to the impact of deposit mix and pricing. Noninterest income increased $407 million (9.8 percent) in 2024, compared with 2023, primarily due to higher trust and investment management fees and commercial products revenue, both driven by business growth and favorable market conditions.
Noninterest expense increased $5 million (0.1 percent) in 2024, compared with 2023, primarily due to higher compensation and employee benefits expense. The provision for credit losses increased $45 million (13.2 percent) in 2024, compared with 2023, primarily due to higher net charge-offs.
Consumer and Business Banking Consumer and Business Banking comprises consumer banking, small business banking and consumer lending. Products and services are delivered through banking offices, telephone servicing and sales, online services, direct mail, ATMs, mobile devices, distributed mortgage loan officers, and intermediary relationships including auto dealerships, mortgage banks, and strategic business partners. Consumer and Business Banking contributed $1.9 billion of the Company’s net income in 2024, or a decrease of $673 million (26.3 percent), compared with 2023.
Net revenue decreased $1.1 billion (10.6 percent) in 2024, compared with 2023. Net interest income, on a taxable-equivalent basis, decreased $1.0 billion (11.8 percent) in 2024, compared with 2023, due to the impact of deposit mix and pricing. Noninterest income decreased $69 million (4.1 percent) in 2024, compared with 2023, primarily due to lower service charges, partially offset by higher mortgage banking revenue.
Noninterest expense decreased $300 million (4.4 percent) in 2024, compared with 2023, primarily due to lower compensation and employee benefits expense and net shared services expense. The provision for credit losses increased $104 million in 2024, compared with 2023, primarily due to normalizing credit conditions.
Payment Services Payment Services includes consumer and business credit cards, stored-value cards, debit cards, corporate, government and purchasing card services and merchant processing. Payment Services contributed $1.0 billion of the Company’s net income in 2024, or an increase of $7 million (0.7 percent), compared with 2023.
Net revenue increased $365 million (5.5 percent) in 2024, compared with 2023. Net interest income, on a taxable-equivalent basis, increased $222 million (8.5 percent) in 2024, compared with 2023, primarily due to higher loan balances, partially offset by higher funding costs. Noninterest income increased $143 million (3.5 percent) in 2024, compared with 2023, driven by higher card revenue due to favorable rates, and higher merchant processing services revenue due to business volume growth.
Noninterest expense increased $135 million (3.4 percent) in 2024, compared with 2023, reflecting higher net shared services expense. The provision for credit losses increased $220 million (15.8 percent) in 2024, compared with 2023, primarily due to higher net charge-offs.
Treasury and Corporate Support Treasury and Corporate Support includes the Company’s investment portfolios, funding, capital management, interest rate risk management, income taxes not allocated to the business lines, including most investments in tax-advantaged projects, and the residual aggregate of those expenses associated with corporate activities that are managed on a consolidated basis. Treasury and Corporate Support recorded a net loss of $1.4 billion in 2024, compared with a net loss of $2.8 billion in 2023.
Net revenue decreased $150 million (17.0 percent) in 2024, compared with 2023. Net interest income, on a taxable-equivalent basis, decreased $98 million (6.0 percent) in 2024, compared with 2023, primarily due to higher funding costs, partially offset by higher rates on earning assets and balance sheet growth. Noninterest income decreased $52 million (7.0 percent) in 2024,

54 U.S. Bancorp 2024 Annual Report

compared with 2023, primarily due to a decrease in other revenue, partially offset by the impact of a gain on the sale of mortgage servicing rights during 2024.
Noninterest expense decreased $1.5 billion (57.8 percent) in 2024, compared with 2023, primarily due to lower merger and integration charges and lower FDIC special assessment charges, partially offset by higher compensation and employee benefits expense. The provision for credit losses was $406 million (87.7 percent)
lower in 2024, compared with 2023, primarily due to the impact of balance sheet repositioning and capital management actions in 2023.
Income taxes are assessed to each business segment at a managerial tax rate of 25.0 percent with the residual tax expense or benefit to arrive at the consolidated effective tax rate included in Treasury and Corporate Support.

TABLE 23	Business Segment Financial Performance

	Wealth, Corporate, Commercial and Institutional Banking			Consumer and Business Banking			Payment Services
Year Ended December 31 (Dollars in Millions)	2024	2023	Percent Change	2024	2023	Percent Change	2024	2023	Percent Change
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$7,645	$7,862	(2.8)%	$7,658	$8,683	(11.8)%	$2,831	$2,609	8.5%
Noninterest income	4,548	4,141	9.8	1,606	1,675	(4.1)	4,198	4,055	3.5
Total net revenue	12,193	12,003	1.6	9,264	10,358	(10.6)	7,029	6,664	5.5
Noninterest expense	5,449	5,444.1		6,569	6,869	(4.4)	4,055	3,920	3.4
Income (loss) before provision and income taxes	6,744	6,559	2.8	2,695	3,489	(22.8)	2,974	2,744	8.4
Provision for credit losses	385	340	13.2	182	78	*	1,614	1,394	15.8
Income (loss) before income taxes	6,359	6,219	2.3	2,513	3,411	(26.3)	1,360	1,350.7
Income taxes and taxable-equivalent adjustment	1,590	1,555	2.3	629	854	(26.3)	340	337.9
Net income (loss)	4,769	4,664	2.3	1,884	2,557	(26.3)	1,020	1,013.7
Net (income) loss attributable to noncontrolling interests	—	—	—	—	—	—	—	—	—
Net income (loss) attributable to U.S. Bancorp	$4,769	$4,664	2.3	$1,884	$2,557	(26.3)	$1,020	$1,013.7
Average Balance Sheet
Loans	$172,466	$175,836	(1.9)	$155,088	$162,012	(4.3)	$41,081	$38,471	6.8
Goodwill	4,825	4,682	3.1	4,326	4,466	(3.1)	3,357	3,327.9
Other intangible assets	981	1,007	(2.6)	4,539	5,264	(13.8)	277	352	(21.3)
Assets	201,362	202,701	(.7)	168,913	179,247	(5.8)	47,169	44,291	6.5
Noninterest-bearing deposits	56,760	70,908	(20.0)	20,810	30,967	(32.8)	2,685	2,981	(9.9)
Interest-bearing deposits	214,622	203,038	5.7	200,611	185,712	8.0	96	103	(6.8)
Total deposits	271,382	273,946	(.9)	221,421	216,679	2.2	2,781	3,084	(9.8)
Total U.S. Bancorp shareholders’ equity	21,438	22,366	(4.1)	14,426	16,026	(10.0)	10,005	9,310	7.5

	Treasury and Corporate Support			Consolidated Company
Year Ended December 31 (Dollars in Millions)	2024	2023	Percent Change	2024	2023	Percent Change
Condensed Income Statement
Net interest income (taxable-equivalent basis)	$(1,725)	$(1,627)	(6.0)%	$16,409	$17,527	(6.4)%
Noninterest income	694	746	(7.0)	11,046	10,617	4.0
Total net revenue	(1,031)	(881)	(17.0)	27,455	28,144	(2.4)
Noninterest expense	1,115	2,640	(57.8)	17,188	18,873	(8.9)
Income (loss) before provision and income taxes	(2,146)	(3,521)	39.1	10,267	9,271	10.7
Provision for credit losses	57	463	(87.7)	2,238	2,275	(1.6)
Income (loss) before income taxes	(2,203)	(3,984)	44.7	8,029	6,996	14.8
Income taxes and taxable-equivalent adjustment	(859)	(1,208)	28.9	1,700	1,538	10.5
Net income (loss)	(1,344)	(2,776)	51.6	6,329	5,458	16.0
Net (income) loss attributable to noncontrolling interests	(30)	(29)	(3.4)	(30)	(29)	(3.4)
Net income (loss) attributable to U.S. Bancorp	$(1,374)	$(2,805)	51.0	$6,299	$5,429	16.0
Average Balance Sheet
Loans	$5,240	$4,956	5.7	$373,875	$381,275	(1.9)
Goodwill	—	—	—	12,508	12,475.3
Other intangible assets	9	16	(43.8)	5,806	6,639	(12.5)
Assets	246,570	237,201	3.9	664,014	663,440.1
Noninterest-bearing deposits	2,752	2,912	(5.5)	83,007	107,768	(23.0)
Interest-bearing deposits	11,179	9,042	23.6	426,508	397,895	7.2
Total deposits	13,931	11,954	16.5	509,515	505,663.8
Total U.S. Bancorp shareholders’ equity	11,337	5,958	90.3	57,206	53,660	6.6
*Not meaningful

56 U.S. Bancorp 2024 Annual Report

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
These capital measures are viewed by management as useful additional methods of evaluating the Company’s utilization of its capital held and the level of capital available to withstand unexpected negative market or economic conditions. Additionally, presentation of these measures allows investors, analysts and banking regulators to assess the Company’s capital position relative to other financial services companies. These capital measures are not defined in generally accepted accounting principles (“GAAP”), or are not currently effective or defined in banking regulations. In addition, certain of these measures differ from currently effective capital ratios defined by banking regulations principally in that the currently effective ratios, which are subject to certain transitional provisions, temporarily exclude the full impact of the 2020 adoption of accounting guidance related to impairment of financial instruments based on the CECL methodology. As a result, these capital measures disclosed by the Company may be considered non-GAAP financial measures. Management believes this information helps investors assess trends in the Company’s capital adequacy.
The Company discloses the return on tangible common equity ratio and tangible book value per share as it believes they are useful financial measures to assess the Company's use of equity.
The Company also discloses net interest income and related ratios and analysis on a taxable-equivalent basis, which may also be considered non-GAAP financial measures. The Company believes this presentation to be the preferred industry measurement of net interest income as it provides a relevant comparison of net interest income arising from taxable and tax-exempt sources. In addition, certain performance measures utilize net interest income on a taxable-equivalent basis, including the efficiency ratio and net interest margin.
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

The following tables show the Company’s calculation of these non-GAAP financial measures:

At December 31 (Dollars in Millions)	2024	2023	2022
Total equity	$59,040	$55,771	$51,232
Preferred stock	(6,808)	(6,808)	(6,808)
Noncontrolling interests	(462)	(465)	(466)
Common equity(1)	51,770	48,498	43,958
Goodwill (net of deferred tax liability)(a)	(11,508)	(11,480)	(11,395)
Intangible assets (net of deferred tax liability), other than mortgage servicing rights	(1,846)	(2,278)	(2,792)
Tangible common equity(2)	38,416	34,740	29,771
Common equity tier 1 capital, determined in accordance with transitional regulatory capital requirements related to the CECL methodology implementation	47,877	44,947	41,560
Adjustments(b)	(433)	(866)	(1,299)
Common equity tier 1 capital, reflecting the full implementation of the CECL methodology(3)	47,444	44,081	40,261
Total assets(4)	678,318	663,491	674,805
Goodwill (net of deferred tax liability)(a)	(11,508)	(11,480)	(11,395)
Intangible assets (net of deferred tax liability), other than mortgage servicing rights	(1,846)	(2,278)	(2,792)
Tangible assets(5)	664,964	649,733	660,618
Risk-weighted assets, determined in accordance with prescribed regulatory capital requirements effective for the Company(6)	450,498	453,390	496,500
Adjustments(c)	(368)	(736)	(620)
Risk-weighted assets, reflecting the full implementation of the CECL methodology(7)	450,130	452,654	495,880
Ratios
Common equity to assets(1)/(4)	7.6%	7.3%	6.5%
Tangible common equity to tangible assets(2)/(5)	5.8	5.3	4.5
Tangible common equity to risk-weighted assets(2)/(6)	8.5	7.7	6.0
Common equity tier 1 capital to risk-weighted assets, reflecting the full implementation of the CECL methodology(3)/(7)	10.5	9.7	8.1
(a)Includes goodwill related to certain investments in unconsolidated financial institutions per prescribed regulatory requirements.
(b)Includes the estimated increase in the allowance for credit losses related to the adoption of the CECL methodology net of deferred taxes.
(c)Includes the impact of the estimated increase in the allowance for credit losses related to the adoption of the CECL methodology.

Year Ended December 31 (Dollars in Millions)	2024	2023	2022
Net interest income	$16,289	$17,396	$14,728
Taxable-equivalent adjustment(a)	120	131	118
Net interest income, on a taxable-equivalent basis	16,409	17,527	14,846

Net interest income, on a taxable-equivalent basis (as calculated above)	16,409	17,527	14,846
Noninterest income	11,046	10,617	9,456
Less: Securities gains (losses), net	(154)	(145)	20
Total net revenue, excluding net securities gains (losses)(1)	27,609	28,289	24,282
Noninterest expense(2)	17,188	18,873	14,906
Efficiency ratio(2)/(1)	62.3%	66.7%	61.4%
(a)Based on federal income tax rate of 21 percent for those assets and liabilities whose income or expense is not included for federal income tax purposes.

58 U.S. Bancorp 2024 Annual Report

Year Ended December 31, 2024 (Dollars in Millions)	Net Revenue	Net Revenue as a Percent of the Consolidated Company	Net Revenue as a Percent of the Consolidated Company Excluding Treasury and Corporate Support
Wealth, Corporate, Commercial and Institutional Banking	$12,193	44%	43%
Consumer and Business Banking	9,264	34	32
Payment Services	7,029	26	25
Treasury and Corporate Support	(1,031)	(4)
Consolidated Company	27,455	100%
Less: Treasury and Corporate Support	(1,031)
Consolidated Company excluding Treasury and Corporate Support	$28,486		100%

Year Ended December 31 (Dollars in Millions)	2024	2023	2022
Net income applicable to U.S. Bancorp common shareholders	$5,909	$5,051	$5,501
Intangible amortization (net-of-tax)	450	502	170
Net income applicable to U.S. Bancorp common shareholders, excluding intangibles amortization(1)	6,359	5,553	5,671

Average total equity	57,668	54,125	50,882
Average preferred stock	(6,808)	(6,808)	(6,761)
Average noncontrolling interests	(462)	(465)	(466)
Average goodwill (net of deferred tax liability)(a)	(11,485)	(11,485)	(9,240)
Average intangible assets (net of deferred tax liability), other than mortgage servicing rights	(2,040)	(2,480)	(991)
Average tangible common equity(2)	36,873	32,887	33,424
Return on tangible common equity(1)/(2)	17.2%	16.9%	17.0%
(a)Includes goodwill related to certain investments in unconsolidated financial institutions per prescribed regulatory requirements.

At December 31 (Dollars in Millions, Except Per Share Data)	2024	2023	Percent Change
Common equity	$51,770	$48,498
Goodwill (net of deferred tax liability)(a)	(11,508)	(11,480)
Intangible assets (net of deferred tax liability), other than mortgage servicing rights	(1,846)	(2,278)
Tangible common equity(1)	38,416	34,740
Common shares outstanding(2)	1,560	1,558
Tangible book value per common share(1)/(2)	$24.63	$22.30	10.4%
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
The methods utilized to estimate the allowance for credit losses, key assumptions and quantitative and qualitative information considered by management in determining the appropriate allowance for credit losses at December 31, 2024 are discussed in the “Credit Risk Management” section. Although methodologies utilized to determine each element of the allowance reflect management’s assessment of credit risk, imprecision exists in these measurement tools due in part to subjective judgments involved and an inherent lag in the data available to quantify current conditions and events that affect credit loss reserve estimates.
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
The Company considers a range of economic scenarios in its determination of the allowance for credit losses. These scenarios are constructed with interrelated projections of multiple economic variables, and loss estimates are produced that consider the historical correlation of those economic variables with credit losses, and also the expectation that conditions will eventually normalize over the longer run. Scenarios worse than the Company’s expected outcome at December 31, 2024 include risks of persisting inflationary pressures, continued elevated interest rates, declines in residential and commercial real estate prices, high unemployment rates, supply shortages, changing fiscal policy, geopolitical risks, tightening in bank lending standards, and potential bank failures, which could all precipitate a moderate to severe recession and result in increased credit losses.
Under the range of economic scenarios considered, the allowance for credit losses would have been lower by $1.1 billion or higher by $2.0 billion. This range reflects the sensitivity of the allowance for credit losses specifically related to the range of economic scenarios considered as of December 31, 2024.
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

60 U.S. Bancorp 2024 Annual Report

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
Controls and Procedures
Under the supervision and with the participation of the Company’s management, including its principal executive officer and principal financial officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based upon this evaluation, the principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective.
During the most recently completed fiscal quarter, there was no change made in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
The annual report of the Company’s management on internal control over financial reporting is provided on page 62. The audit report of Ernst & Young LLP, the Company’s independent accountants, regarding the Company’s internal control over financial reporting is provided on page 63.

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
In meeting its responsibilities for the reliability of the financial statements, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting as defined by Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s system of internal control is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of publicly filed financial statements in accordance with accounting principles generally accepted in the United States.
To test compliance, the Company carries out an extensive audit program. This program includes a review for compliance with written policies and procedures and a comprehensive review of the adequacy and effectiveness of the system of internal control. Although control procedures are designed and tested, it must be recognized that there are limits inherent in all systems of internal control, and, therefore, errors and irregularities may nevertheless occur. Projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The Board of Directors of the Company has an Audit Committee composed of directors who are independent of U.S. Bancorp. The Audit Committee meets periodically with management, the internal auditors and the independent accountants to consider audit results and to discuss internal accounting control, auditing and financial reporting matters.
Management assessed the effectiveness of the Company’s system of internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control—Integrated Framework (2013 framework). Based on its assessment and those criteria, management believes the Company maintained effective internal control over financial reporting as of December 31, 2024.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their accompanying report appearing on page 63.

62 U.S. Bancorp 2024 Annual Report

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of U.S. Bancorp
Opinion on Internal Control Over Financial Reporting
We have audited U.S. Bancorp’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, U.S. Bancorp (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 21, 2025 expressed an unqualified opinion thereon.
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
February 21, 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of U.S. Bancorp
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of U.S. Bancorp (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 21, 2025 expressed an unqualified opinion thereon.
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

Allowance for Credit Losses
Description of the Matter
The Company’s loan and lease portfolio and the associated allowance for credit losses (ACL), were $379.8 billion and $7.9 billion as of December 31, 2024, respectively. The provision for credit losses was $2.2 billion for the year ended December 31, 2024. As discussed in Notes 1 and 5 to the financial statements, the ACL is established for current expected credit losses on the Company’s loan and lease portfolio, including unfunded credit commitments, by utilizing forward-looking expected loss models. When determining expected losses, the Company uses multiple probability weighted economic scenarios over a reasonable and supportable forecast period and then fully reverts to historical loss experience to estimate losses over the remaining asset lives. Model estimates are adjusted to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices, economic conditions or other factors that would affect the accuracy of the model. Additionally, management may adjust the ACL for other qualitative factors such as model imprecision, imprecision in economic scenario assumptions, and emerging risks related to either changes in the environment that are affecting specific portfolio segments, or changes in portfolio concentrations.
Auditing management’s ACL estimate and related provision for credit losses was complex due to the highly judgmental nature of the probability weighted economic scenarios, expected loss models, as well as model and qualitative factor adjustments.

64 U.S. Bancorp 2024 Annual Report

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls over the ACL process, including management’s controls over: 1) development of baseline economic scenario, selection of alternative economic scenarios and implementation of these scenarios and the probability weights assigned to them; 2) expected loss models, including model validation, implementation, monitoring, the completeness and accuracy of key inputs and assumptions used in the models, and management’s output assessment and related adjustments; 3) adjustments to reflect management’s consideration of qualitative factors; 4) the ACL methodology and governance process.
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
Regarding the completeness of qualitative factors identified and incorporated into measuring the ACL, with the support of specialists, we evaluated the potential impact of imprecision in the expected loss models and economic scenario assumptions; emerging risks related to changes in the environment impacting specific portfolio segments and portfolio concentrations. We also evaluated and tested internal and external data used in the qualitative adjustments by agreeing significant inputs and underlying data to internal and external sources.
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
Minneapolis, Minnesota
February 21, 2025

Consolidated Financial Statements and Notes Table of Contents

66 U.S. Bancorp 2024 Annual Report

U.S. Bancorp
Consolidated Balance Sheet

At December 31 (Dollars in Millions)	2024	2023

Assets
Cash and due from banks	$56,502	$61,192
Investment securities
Held-to-maturity (fair value $66,275 and $74,088, respectively)	78,634	84,045
Available-for-sale ($320 and $338 pledged as collateral, respectively)(a)	85,992	69,706
Loans held for sale (including $2,251 and $2,011 of mortgage loans carried at fair value, respectively)	2,573	2,201
Loans
Commercial	139,484	131,881
Commercial real estate	48,859	53,455
Residential mortgages	118,813	115,530
Credit card	30,350	28,560
Other retail	42,326	44,409
Total loans	379,832	373,835
Less allowance for loan losses	(7,583)	(7,379)
Net loans	372,249	366,456
Premises and equipment	3,565	3,623
Goodwill	12,536	12,489
Other intangible assets	5,547	6,084
Other assets (including $7,501 and $3,548 of trading securities at fair value pledged as collateral, respectively)(a)	60,720	57,695
Total assets	$678,318	$663,491

Liabilities and Shareholders’ Equity
Deposits
Noninterest-bearing	$84,158	$89,989
Interest-bearing (including $5,754 and $2,818 of time deposits carried at fair value, respectively)	434,151	422,323
Total deposits	518,309	512,312
Short-term borrowings	15,518	15,279
Long-term debt	58,002	51,480
Other liabilities	27,449	28,649
Total liabilities	619,278	607,720
Shareholders’ equity
Preferred stock	6,808	6,808
Common stock, $.01 par value per share, authorized: 4,000,000,000 shares; issued: 2024 and 2023 —2,125,725,742 shares	21	21
Capital surplus	8,715	8,673
Retained earnings	76,863	74,026
Less cost of common stock in treasury: 2024 — 565,929,654 shares; 2023 — 567,732,687 shares	(24,065)	(24,126)
Accumulated other comprehensive income (loss)	(9,764)	(10,096)
Total U.S. Bancorp shareholders’ equity	58,578	55,306
Noncontrolling interests	462	465
Total equity	59,040	55,771
Total liabilities and equity	$678,318	$663,491
(a)Includes only collateral pledged by the Company where counterparties have the right to sell or pledge the collateral.
See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Income

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2024	2023	2022
Interest Income
Loans	$23,009	$22,324	$13,603
Loans held for sale	173	147	201
Investment securities	5,111	4,485	3,378
Other interest income	3,373	3,051	763
Total interest income	31,666	30,007	17,945
Interest Expense
Deposits	11,688	8,775	1,872
Short-term borrowings	1,107	1,971	565
Long-term debt	2,582	1,865	780
Total interest expense	15,377	12,611	3,217
Net interest income	16,289	17,396	14,728
Provision for credit losses	2,238	2,275	1,977
Net interest income after provision for credit losses	14,051	15,121	12,751
Noninterest Income
Card revenue	1,679	1,630	1,512
Corporate payment products revenue	773	759	698
Merchant processing services	1,714	1,659	1,579
Trust and investment management fees	2,660	2,459	2,209
Service charges	1,253	1,306	1,298
Commercial products revenue	1,523	1,372	1,105
Mortgage banking revenue	627	540	527
Investment products fees	330	279	235
Securities gains (losses), net	(154)	(145)	20
Other	641	758	273
Total noninterest income	11,046	10,617	9,456
Noninterest Expense
Compensation and employee benefits	10,554	10,416	9,157
Net occupancy and equipment	1,246	1,266	1,096
Professional services	491	560	529
Marketing and business development	619	726	456
Technology and communications	2,074	2,049	1,726
Other intangibles	569	636	215
Merger and integration charges	155	1,009	329
Other	1,480	2,211	1,398
Total noninterest expense	17,188	18,873	14,906
Income before income taxes	7,909	6,865	7,301
Applicable income taxes	1,580	1,407	1,463
Net income	6,329	5,458	5,838
Net (income) loss attributable to noncontrolling interests	(30)	(29)	(13)
Net income attributable to U.S. Bancorp	$6,299	$5,429	$5,825
Net income applicable to U.S. Bancorp common shareholders	$5,909	$5,051	$5,501
Earnings per common share	$3.79	$3.27	$3.69
Diluted earnings per common share	$3.79	$3.27	$3.69
Average common shares outstanding	1,560	1,543	1,489
Average diluted common shares outstanding	1,561	1,543	1,490
See Notes to Consolidated Financial Statements.

68 U.S. Bancorp 2024 Annual Report

U.S. Bancorp
Consolidated Statement of Comprehensive Income

Year Ended December 31 (Dollars in Millions)	2024	2023	2022
Net income	$6,329	$5,458	$5,838
Other Comprehensive Income (Loss)
Changes in unrealized gains (losses) on investment securities available-for-sale	(60)	1,500	(13,656)
Changes in unrealized gains (losses) on derivative hedges	(676)	(252)	(75)
Changes in debit valuation adjustments	1	—	—
Foreign currency translation	18	21	(10)
Changes in unrealized gains (losses) on retirement plans	245	(262)	526
Reclassification to earnings of realized (gains) losses	910	748	544
Income taxes related to other comprehensive income (loss)	(106)	(444)	3,207
Total other comprehensive income (loss)	332	1,311	(9,464)
Comprehensive income (loss)	6,661	6,769	(3,626)
Comprehensive (income) loss attributable to noncontrolling interests	(30)	(29)	(13)
Comprehensive income (loss) attributable to U.S. Bancorp	$6,631	$6,740	$(3,639)
See Notes to Consolidated Financial Statements.

U.S. Bancorp
Consolidated Statement of Shareholders’ Equity

	U.S. Bancorp Shareholders
(Dollars and Shares in Millions, Except Per Share Data)	Common Shares Outstanding	Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total U.S. Bancorp Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance December 31, 2021	1,484	$6,371	$21	$8,539	$69,201	$(27,271)	$(1,943)	$54,918	$469	$55,387
Net income (loss)					5,825			5,825	13	5,838
Other comprehensive income (loss)							(9,464)	(9,464)		(9,464)
Preferred stock dividends(a)					(296)			(296)		(296)
Common stock dividends ($1.88 per share)					(2,829)			(2,829)		(2,829)
Issuance of preferred stock		437						437		437
Issuance of common and treasury stock	48			(32)		2,071		2,039		2,039
Purchase of treasury stock	(1)					(69)		(69)		(69)
Distributions to noncontrolling interests								—	(13)	(13)
Net other changes in noncontrolling interests								—	(3)	(3)
Stock option and restricted stock grants				205				205		205
Balance December 31, 2022	1,531	$6,808	$21	$8,712	$71,901	$(25,269)	$(11,407)	$50,766	$466	$51,232
Change in accounting principle(b)					46			46		46
Net income (loss)					5,429			5,429	29	5,458
Other comprehensive income (loss)							1,311	1,311		1,311
Preferred stock dividends(c)					(350)			(350)		(350)
Common stock dividends ($1.93 per share)					(3,000)			(3,000)		(3,000)
Issuance of common and treasury stock	28			(264)		1,205		941		941
Purchase of treasury stock	(1)					(62)		(62)		(62)
Distributions to noncontrolling interests								—	(29)	(29)
Net other changes in noncontrolling interests								—	(1)	(1)
Stock option and restricted stock grants				225				225		225
Balance December 31, 2023	1,558	$6,808	$21	$8,673	$74,026	$(24,126)	$(10,096)	$55,306	$465	$55,771
Net income (loss)					6,299			6,299	30	6,329
Other comprehensive income (loss)							332	332		332
Preferred stock dividends(d)					(352)			(352)		(352)
Common stock dividends ($1.98 per share)					(3,110)			(3,110)		(3,110)
Issuance of common and treasury stock	6			(199)		234		35		35
Purchase of treasury stock	(4)					(173)		(173)		(173)
Distributions to noncontrolling interests								—	(30)	(30)
Net other changes in noncontrolling interests								—	(3)	(3)
Stock option and restricted stock grants				241				241		241
Balance December 31, 2024	1,560	$6,808	$21	$8,715	$76,863	$(24,065)	$(9,764)	$58,578	$462	$59,040
(a)Reflects dividends declared per share on the Company’s Series A, Series B, Series J, Series K, Series L, Series M, Series N, and Series O Non-Cumulative Perpetual Preferred Stock of $3,965.458, $962.487, $1,325.00, $1,375.00, $937.50, $1,000.00, $925.00, and $1,050.00, respectively.
(b)Effective January 1, 2023, the Company adopted accounting guidance which removed the separate recognition and measurement of troubled debt restructurings. Upon adoption, the Company reduced its allowance for credit losses and increased retained earnings net of deferred taxes through a cumulative-effect adjustment
(c)Reflects dividends declared per share on the Company’s Series A, Series B, Series J, Series K, Series L, Series M, Series N, and Series O Non-Cumulative Perpetual Preferred Stock of $6,439.904, $1,503.518, $1,325.00, $1,375.00, $937.50, $1,000.00, $925.00, and $1,125.00, respectively.
(d)Reflects dividends declared per share on the Company’s Series A, Series B, Series J, Series K, Series L, Series M, Series N and Series O Non-Cumulative Perpetual Preferred Stock of $6,537.806, $1,527.702, $1,325.00, $1,375.00, $937.50, $1,000.00, $925.00, and $1,125.00, respectively.
See Notes to Consolidated Financial Statements.

70 U.S. Bancorp 2024 Annual Report

U.S. Bancorp
Consolidated Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2024	2023	2022
Operating Activities
Net income attributable to U.S. Bancorp	$6,299	$5,429	$5,825
Adjustments to reconcile net income to net cash provided by operating activities
Provision for credit losses	2,238	2,275	1,977
Depreciation and amortization of premises and equipment	370	382	345
Amortization of intangibles	569	636	215
(Gain) loss on sale of loans held for sale	(184)	7	387
(Gain) loss on sale of securities and other assets	123	119	(188)
Loans originated for sale, net of repayments	(24,225)	(26,936)	(33,127)
Proceeds from sales of loans held for sale	24,008	26,686	38,895
Other, net	2,075	(151)	6,790
Net cash provided by operating activities	11,273	8,447	21,119
Investing Activities
Proceeds from sales of available-for-sale investment securities	13,125	11,209	36,391
Proceeds from maturities of held-to-maturity investment securities	6,161	6,164	5,759
Proceeds from maturities of available-for-sale investment securities	6,006	6,314	14,927
Purchases of held-to-maturity investment securities	(246)	(932)	(7,091)
Purchases of available-for-sale investment securities	(35,886)	(8,342)	(24,592)
Net (increase) decrease in loans outstanding	(7,278)	3,829	(27,318)
Proceeds from sales of loans	645	5,707	4,420
Purchases of loans	(1,264)	(1,106)	(2,113)
Net (increase) decrease in securities purchased under agreements to resell	(3,859)	(2,404)	252
Net cash (paid for) received from acquisitions	(103)	(330)	12,257
Other, net	(1,835)	(1,184)	(5,392)
Net cash (used in) provided by investing activities	(24,534)	18,925	7,500
Financing Activities
Net increase (decrease) in deposits	6,001	(12,291)	(17,215)
Net increase (decrease) in short-term borrowings	239	(16,508)	15,213
Proceeds from issuance of long-term debt	12,017	15,583	8,732
Principal payments or redemption of long-term debt	(6,042)	(4,084)	(6,926)
Proceeds from issuance of preferred stock	—	—	437
Proceeds from issuance of common stock	32	951	21
Repurchase of preferred stock	—	—	(1,100)
Repurchase of common stock	(173)	(62)	(69)
Cash dividends paid on preferred stock	(356)	(341)	(299)
Cash dividends paid on common stock	(3,092)	(2,970)	(2,776)
Other, net	(55)	—	—
Net cash provided by (used in) financing activities	8,571	(19,722)	(3,982)
Change in cash and due from banks	(4,690)	7,650	24,637
Cash and due from banks at beginning of period	61,192	53,542	28,905
Cash and due from banks at end of period	$56,502	$61,192	$53,542

Supplemental Cash Flow Disclosures
Cash paid for income taxes	$499	$645	$767
Cash paid for interest	15,382	12,282	2,717
Noncash transfer of available-for-sale investment securities to held-to-maturity	—	—	40,695
Net noncash transfers to foreclosed property	24	26	23
Acquisitions
Assets acquired (sold)	$106	$(83)	$106,209
Liabilities (assumed) sold	(3)	413	(95,753)
Net	$103	$330	$10,456
See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1	Significant Accounting Policies
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

72 U.S. Bancorp 2024 Annual Report

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
The allowance recorded for credit losses utilizes forward-looking expected loss models to consider a variety of factors affecting lifetime credit losses. These factors include, but are not limited to, macroeconomic variables such as unemployment rates, real estate prices, gross domestic product levels, inflation, interest rates and corporate bonds spreads, as well as loan and borrower characteristics, such as internal risk ratings on commercial loans and consumer credit scores, delinquency status, collateral type and available valuation information, consideration of end-of-term losses on lease residuals, and the remaining term of the loan, adjusted for expected prepayments. For each loan portfolio, including those loans modified under various loan modification programs, model estimates are adjusted as necessary to consider any relevant changes in portfolio composition, lending policies, underwriting standards, risk management practices, economic conditions or other factors that would affect the accuracy of the model. Expected credit loss estimates also include consideration of expected cash recoveries on loans previously charged-off or expected recoveries on collateral dependent loans where recovery is expected through sale of the collateral at fair value less selling costs. Where loans do not exhibit similar risk characteristics, an individual analysis is performed to consider expected credit losses. For loans and leases that do not share similar risk characteristics with a pool of loans, the Company establishes individually assessed reserves. Reserves for individual commercial nonperforming loans greater than $5 million in the commercial lending segment are analyzed utilizing expected cash flows discounted using the original effective interest rate, the observable market price of the loan, or the fair value of the collateral, less selling costs, for collateral-dependent loans as appropriate. For smaller commercial loans collectively evaluated for impairment, historical loss experience is also incorporated into the allowance methodology applied to this category of loans.
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

73

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

74 U.S. Bancorp 2024 Annual Report

extent, the Company may provide an interest rate reduction.
Modifications for the consumer lending segment are generally part of programs the Company has initiated. The Company modifies residential mortgage loans under Federal Housing Administration, United States Department of Veterans Affairs, or its own internal programs. Under these programs, the Company offers qualifying homeowners the opportunity to permanently modify their loan and achieve more affordable monthly payments. These modifications may include adjustments to interest rates, conversion of adjustable rates to fixed rates, extension of maturity dates or deferrals of payments, capitalization of accrued interest and/or outstanding advances, or in limited situations, partial forgiveness of loan principal. In some instances, participation in residential mortgage loan modification programs requires the customer to complete a short-term trial period. A permanent loan modification is contingent on the customer successfully completing the trial period arrangement, and the loan documents are not modified until that time.
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
Certain of the Company’s real estate leases include options to extend. Lease extension options are generally exercisable at market rates. Option periods that the Company is reasonably certain that it will exercise are included in the calculation of its ROU assets and lease liabilities.
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

75

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
Card Revenue Card revenue includes interchange from credit, debit and stored-value cards processed through card association networks, annual fees, and other transaction and account management fees. Interchange rates are generally set by the card associations and based on purchase volumes and other factors. The Company records interchange as services are provided. Transaction and account management fees are recognized as services are provided, except for annual fees which are recognized over the applicable period. Costs for rewards programs and certain payments to partners and card associations are also recorded within card revenue when services are provided. The Company predominately records card revenue within the Payment Services business segment.
Corporate Payment Products Revenue Corporate payment products revenue primarily includes interchange from commercial card products processed through card association networks and revenue from proprietary network transactions. The Company records corporate payment products revenue as services are provided. Certain payments to card associations and customers are also recorded within corporate payment products revenue as services are provided. Corporate payment products revenue is recorded within the Payment Services business segment.
Merchant Processing Services Merchant processing services revenue consists principally of merchant discount and other transaction and account management fees charged to merchants for the electronic processing of card association network transactions, less interchange paid to the card-issuing bank, card association assessments, and revenue sharing amounts. All of these are recognized at the time the merchant’s services are performed. The Company may enter into revenue sharing agreements with referral partners or in connection with purchases of merchant contracts from sellers. The revenue sharing amounts are determined primarily on sales volume processed or revenue generated for a particular group of merchants. Merchant processing revenue also includes revenues related to point-of-sale equipment recorded as sales when the equipment is shipped or as earned for equipment rentals. The Company records merchant processing services revenue within the Payment Services business segment.
Trust and Investment Management Fees Trust and investment management fees are recognized over the period in which services are performed and are based on a percentage of the fair value of the assets under management or administration, fixed based on account type, or transaction-based fees. Services provided to clients include trustee, transfer agent, custodian, fiscal agent, escrow, fund accounting and administration services. Services provided to mutual funds may include selling, distribution and marketing services. Trust and investment management fees are predominately recorded within the Wealth, Corporate, Commercial and Institutional Banking business segment.
Service Charges Service charges include fees received on deposit accounts under depository agreements with customers to provide access to deposited funds, serve as a custodian of funds, and when applicable, pay interest on deposits. Checking or savings accounts may contain fees for various services used on a day-to-day basis by a customer. Fees are recognized as services are delivered to and consumed by the customer, or as fees are charged. Service charges also include revenue generated from ATM transaction processing and settlement services which is recognized at the time the services are performed. Certain payments to partners and card associations related to ATM processing services are also recorded within service

76 U.S. Bancorp 2024 Annual Report

charges as services are provided. Further, revenue generated from treasury management services are included in service charges and include fees for a broad range of products and services that enable customers to manage their cash more efficiently. These products and services include cash and investment management, receivables management, disbursement services, funds transfer services, and information reporting. Treasury management revenue is recognized as products and services are provided to customers. The Company reflects a discount calculated on monthly average collected customer balances. Service charges are reported primarily within the Wealth, Corporate, Commercial and Institutional Banking, and Consumer and Business Banking business segments.
Commercial Products Revenue Commercial products revenue primarily includes revenue related to ancillary services provided to Wealth, Corporate, Commercial and Institutional Banking, and Consumer and Business Banking customers, including underwriting fees, standby letter of credit fees, non-yield related loan fees, loan and syndication fees, and revenue recognized on customer-related derivatives and sales of direct financing leases. The Company charges underwriting fees when leading or participating with a group of underwriters in raising investment capital on behalf of securities issuers. These fees are recognized at securities issuance. The Company, in its role as lead underwriter, arranges deal structuring and use of outside vendors for the underwriting group. The Company recognizes only those fees and expenses related to its underwriting commitment. Sales of direct financing leases are recognized at point of sale.
Mortgage Banking Revenue Mortgage banking revenue includes revenue derived from mortgages originated and subsequently sold, generally with servicing retained. The primary components include: gains and losses on mortgage sales; servicing revenue; changes in fair value for mortgage loans originated with the intent to sell and measured at fair value under the fair value option; changes in fair value for derivative commitments to purchase and originate mortgage loans; changes in the fair value of MSRs; and the impact of risk management activities associated with the mortgage origination pipeline, funded loans and MSRs. Net interest income from mortgage loans is recorded in interest income. Refer to Other Significant Policies in Note 1, as well as Note 9 and Note 21 for a further discussion of MSRs. Mortgage banking revenue is reported within the Consumer and Business Banking business segment.
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
Investment products fees are predominately reported within the Wealth, Corporate, Commercial and Institutional Banking business segment.
Other Noninterest Income Other noninterest income is primarily related to financial assets including income on unconsolidated subsidiaries and equity method investments, gains on sale of other investments and corporate owned life insurance proceeds. The Company reports other noninterest income across all business segments.
Other Significant Policies
Goodwill and Other Intangible Assets Goodwill is recorded on acquired businesses if the purchase price exceeds the fair value of the net assets acquired. Goodwill is not amortized but is subject, at a minimum, to annual tests for impairment at a reporting unit level. In certain situations, an interim impairment test may be required if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Determining the amount of goodwill impairment, if any, includes assessing whether the carrying value of a reporting unit exceeds its fair value. Other intangible assets are recorded at their fair value upon completion of a business acquisition or certain other transactions, and include core deposits benefits and the value of customer contracts or relationships. Other intangible assets are amortized over their estimated useful lives, using straight-line and accelerated methods and are reviewed for impairment when indicators of impairment are present. Determining the amount of other intangible asset impairment, if any, includes assessing the present value of the estimated future cash flows associated with the intangible asset and comparing it to the carrying amount of the asset.
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
Reference Interest Rate Transition In March 2020, the Financial Accounting Standards Board (“FASB”) issued accounting guidance to ease the financial reporting burdens related to the market transition from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates. The guidance provided temporary optional expedients and exceptions to the guidance in United States generally accepted accounting principles on contract modifications and hedge accounting. The guidance was effective upon issuance and generally could be applied through December 31, 2024. The adoption of this guidance was not material to the Company's financial statements.

78 U.S. Bancorp 2024 Annual Report

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
Segment Reporting – Improvements to Reportable Segment Disclosures Effective with the 2024 annual reporting period, the Company adopted accounting guidance on a retrospective basis, issued by the FASB in November 2023, related to segment disclosures. This guidance requires disclosures of significant segment expenses and other segment items and expands interim period disclosure requirements to include segment profit or loss and assets, which were previously only required to be disclosed annually. The adoption of this guidance was not material to the Company's financial statements.

NOTE 3	Restrictions on Cash and Due
from Banks
Banking regulators require bank subsidiaries to maintain minimum average reserve balances, either in the form of vault cash or reserve balances held with central banks or other financial institutions. The amount of required reserve balances were approximately $53 million at both December 31, 2024 and 2023. The Company held balances at central banks and other financial institutions of $48.4 billion and $49.5 billion at December 31, 2024 and 2023, respectively, to meet these requirements and for other purposes. These balances are included in cash and due from banks on the Consolidated Balance Sheet.

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
The amortized cost, gross unrealized holding gains and losses, and fair value of held-to-maturity and available-for-sale investment securities at December 31 were as follows:

	2024				2023
(Dollars in Millions)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Held-to-Maturity
U.S. Treasury and agencies	$1,296	$—	$(21)	$1,275	$1,345	$—	$(35)	$1,310
Mortgage-backed securities
Residential agency	75,392	3	(12,317)	63,078	80,997	6	(9,929)	71,074
Commercial agency	1,702	—	(27)	1,675	1,695	6	(5)	1,696
Other	244	3	—	247	8	—	—	8
Total held-to-maturity	$78,634	$6	$(12,365)	$66,275	$84,045	$12	$(9,969)	$74,088
Available-for-Sale
U.S. Treasury and agencies	$30,467	$1	$(2,081)	$28,387	$21,768	$8	$(2,234)	$19,542
Mortgage-backed securities
Residential agency	35,558	13	(2,290)	33,281	28,185	104	(2,211)	26,078
Commercial
Agency	8,673	—	(1,322)	7,351	8,703	—	(1,360)	7,343
Non-agency	7	—	(1)	6	7	—	(1)	6
Asset-backed securities	7,136	30	(1)	7,165	6,713	25	(14)	6,724
Obligations of state and political subdivisions	10,690	13	(1,151)	9,552	10,867	36	(914)	9,989
Other	249	1	—	250	24	—	—	24
Total available-for-sale, excluding portfolio level basis adjustments	92,780	58	(6,846)	85,992	76,267	173	(6,734)	69,706
Portfolio level basis adjustments (a)	13	—	(13)	—	335	—	(335)	—
Total available-for-sale	$92,793	$58	$(6,859)	$85,992	$76,602	$173	$(7,069)	$69,706
(a)Represents fair value hedge basis adjustments related to active portfolio layer method hedges of available-for-sale investment securities, which are not allocated to individual securities in the portfolio. For additional information, refer to Note 19.
Investment securities with a fair value of $18.8 billion at December 31, 2024, and $20.5 billion at December 31, 2023, were pledged to secure public, private and trust deposits, repurchase agreements and for other purposes required by contractual obligation or law. Included in these amounts were securities where the Company and certain counterparties have agreements granting the counterparties the right to sell or pledge the securities. Investment securities securing these types of arrangements had a fair value of $320 million at December 31, 2024, and $338 million at December 31, 2023.
The following table provides information about the amount of interest income from taxable and non-taxable investment securities:

Year Ended December 31 (Dollars in Millions)	2024	2023	2022
Taxable	$4,808	$4,171	$3,081
Non-taxable	303	314	297
Total interest income from investment securities	$5,111	$4,485	$3,378

80 U.S. Bancorp 2024 Annual Report

The following table provides information about the amount of gross gains and losses realized through the sales of available-for-sale investment securities:

Year Ended December 31 (Dollars in Millions)	2024	2023	2022
Realized gains	$147	$74	$163
Realized losses	(301)	(219)	(143)
Net realized gains (losses)	$(154)	$(145)	$20
Income tax expense (benefit) on net realized gains (losses)	$(39)	$(37)	$5
The Company conducts a regular assessment of its available-for-sale investment securities with unrealized losses to determine whether all or some portion of a security’s unrealized loss is related to credit and an allowance for credit losses is necessary. If the Company intends to sell or it is more likely than not the Company will be required to sell an investment security, the amortized cost of the security is written down to fair value. When evaluating credit losses, the Company considers various factors such as the nature of the investment security, the credit ratings or financial condition of the issuer, the extent of the unrealized loss, expected cash flows of underlying collateral, the existence of any government or agency guarantees, and market conditions. The Company measures the allowance for credit losses using market information where available and discounting the cash flows at the original effective rate of the investment security. The allowance for credit losses is adjusted each period through earnings and can be subsequently recovered. The allowance for credit losses on the Company’s available-for-sale investment securities was immaterial at December 31, 2024 and December 31, 2023.
At December 31, 2024, certain investment securities had a fair value below amortized cost. The following table shows the gross unrealized losses excluding portfolio level basis adjustments and fair value of the Company’s available-for-sale investment securities with unrealized losses, aggregated by investment category and length of time the individual investment securities have been in continuous unrealized loss positions, at December 31, 2024:

	Less Than 12 Months		12 Months or Greater		Total
(Dollars in Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury and agencies	$9,236	$(28)	$16,978	$(2,053)	$26,214	$(2,081)
Mortgage-backed securities
Residential agency	15,369	(275)	15,738	(2,015)	31,107	(2,290)
Commercial
Agency	—	—	7,351	(1,322)	7,351	(1,322)
Non-agency	—	—	7	(1)	7	(1)
Asset-backed securities	35	—	1,164	(1)	1,199	(1)
Obligations of state and political subdivisions	1,697	(21)	7,435	(1,130)	9,132	(1,151)
Other	2	—	4	—	6	—
Total investment securities	$26,339	$(324)	$48,677	$(6,522)	$75,016	$(6,846)
These unrealized losses primarily relate to changes in interest rates and market spreads subsequent to purchase of these available-for-sale investment securities. U.S. Treasury and agencies securities and agency mortgage-backed securities are issued, guaranteed or otherwise supported by the United States government. The Company’s obligations of state and political subdivisions are generally high grade. Accordingly, the Company does not consider these unrealized losses to be credit-related and an allowance for credit losses is not necessary. In general, the issuers of the investment securities are contractually prohibited from prepayment at less than par, and the Company did not pay significant purchase premiums for these investment securities. At December 31, 2024, the Company had no plans to sell investment securities with unrealized losses, and believes it is more likely than not it would not be required to sell such investment securities before recovery of their amortized cost.
During the years ended December 31, 2024 and 2023, the Company did not purchase any investment securities that had more-than-insignificant credit deterioration.
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

The following table provides information about the amortized cost, fair value and yield by maturity date of the investment securities outstanding at December 31, 2024:

(Dollars in Millions)	Amortized Cost	Fair Value	Weighted- Average Maturity in Years	Weighted- Average Yield(e)

Held-to-Maturity
U.S. Treasury and agencies
Maturing in one year or less	$650	$647	0.4	2.71%
Maturing after one year through five years	646	628	2.3	3.00
Maturing after five years through ten years	—	—	—	—
Maturing after ten years	—	—	—	—
Total	$1,296	$1,275	1.3	2.85%
Mortgage-backed securities(a)
Maturing in one year or less	$42	$41	0.8	4.52%
Maturing after one year through five years	2,110	2,091	3.5	4.49
Maturing after five years through ten years	73,667	61,626	9.0	2.12
Maturing after ten years	1,275	995	10.1	2.18
Total	$77,094	$64,753	8.8	2.19%
Other
Maturing in one year or less	$19	$16	0.2	3.24%
Maturing after one year through five years	225	231	2.4	2.68
Maturing after five years through ten years	—	—	—	—
Maturing after ten years	—	—	—	—
Total	$244	$247	2.2	2.73%
Total held-to-maturity(b)	$78,634	$66,275	8.7	2.20%
Available-for-Sale
U.S. Treasury and agencies
Maturing in one year or less	$11	$11	0.1	4.64%
Maturing after one year through five years	14,070	13,335	3.2	2.63
Maturing after five years through ten years	15,629	14,476	6.5	3.35
Maturing after ten years	757	565	10.6	1.92
Total	$30,467	$28,387	5.1	2.98%
Mortgage-backed securities(a)
Maturing in one year or less	$30	$29	0.6	2.02%
Maturing after one year through five years	6,028	5,611	3.9	2.87
Maturing after five years through ten years	37,699	34,560	7.9	3.96
Maturing after ten years	481	438	11.0	4.76
Total	$44,238	$40,638	7.4	3.82%
Asset-backed securities (a)
Maturing in one year or less	$—	$—	—	—%
Maturing after one year through five years	3,668	3,684	1.7	4.90
Maturing after five years through ten years	3,468	3,481	5.9	6.26
Maturing after ten years	—	—	—	—
Total	$7,136	$7,165	3.8	5.56%
Obligations of state and political subdivisions(c)(d)
Maturing in one year or less	$128	$128	0.4	5.53%
Maturing after one year through five years	1,698	1,687	2.5	4.67
Maturing after five years through ten years	1,563	1,474	7.2	3.69
Maturing after ten years	7,301	6,263	14.9	3.47
Total	$10,690	$9,552	11.7	3.72%
Other
Maturing in one year or less	$49	$49	0.7	4.66%
Maturing after one year through five years	200	201	1.7	4.82
Maturing after five years through ten years	—	—	—	—
Maturing after ten years	—	—	—	—
Total	$249	$250	1.5	4.79%
Total available-for-sale(b)(f)	$92,780	$85,992	6.8	3.67%
(a)Information related to asset and mortgage-backed securities included above is presented based upon weighted-average maturities that take into account anticipated future prepayments.
(b)The weighted-average maturity of total held-to-maturity investment securities was 8.7 years at December 31, 2023, with a corresponding weighted-average yield of 2.22 percent. The weighted-average maturity of total available-for-sale investment securities was 6.3 years at December 31, 2023, with a corresponding weighted-average yield of 3.12 percent.
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
(f)Amortized cost excludes portfolio level basis adjustments of $13 million.

82 U.S. Bancorp 2024 Annual Report

NOTE 5	Loans and Allowance for Credit Losses
The composition of the loan portfolio at December 31, by class and underlying specific portfolio type, was as follows:

(Dollars in Millions)	2024	2023
Commercial
Commercial	$135,254	$127,676
Lease financing	4,230	4,205
Total commercial	139,484	131,881
Commercial Real Estate
Commercial mortgages	38,619	41,934
Construction and development	10,240	11,521
Total commercial real estate	48,859	53,455
Residential Mortgages
Residential mortgages	112,806	108,605
Home equity loans, first liens	6,007	6,925
Total residential mortgages	118,813	115,530
Credit Card	30,350	28,560
Other Retail
Retail leasing	4,040	4,135
Home equity and second mortgages	13,565	13,056
Revolving credit	3,747	3,668
Installment	14,373	13,889
Automobile	6,601	9,661
Total other retail	42,326	44,409
Total loans	$379,832	$373,835
The Company had loans of $127.6 billion at December 31, 2024, and $123.1 billion at December 31, 2023, pledged at the Federal Home Loan Bank, and loans of $85.1 billion at December 31, 2024, and $82.8 billion at December 31, 2023, pledged at the Federal Reserve Bank.
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
Originated loans are reported at the principal amount outstanding, net of unearned interest and deferred fees and costs, and any partial charge-offs recorded. Purchased loans are recorded at fair value at the date of purchase. Net unearned interest and deferred fees and costs on originated loans and unamortized premiums and discounts on purchased loans amounted to $2.5 billion at December 31, 2024 and $2.7 billion at December 31, 2023. The Company evaluates purchased loans for more-than-insignificant deterioration at the date of purchase in accordance with applicable authoritative accounting guidance. Purchased loans that have experienced more-than-insignificant deterioration from origination are considered purchased credit deteriorated loans. All other purchased loans are considered non-purchased credit deteriorated loans.
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

Activity in the allowance for credit losses by portfolio class was as follows:

(Dollars in Millions)	Commercial	Commercial Real Estate	Residential Mortgages	Credit Card	Other Retail	Total Loans
Balance at December 31, 2023	$2,119	$1,620	$827	$2,403	$870	$7,839
Add
Provision for credit losses	608	53	(53)	1,464	166	2,238
Deduct
Loans charged-off	652	229	13	1,406	313	2,613
Less recoveries of loans charged-off	(100)	(64)	(22)	(179)	(96)	(461)
Net loan charge-offs (recoveries)	552	165	(9)	1,227	217	2,152
Balance at December 31, 2024	$2,175	$1,508	$783	$2,640	$819	$7,925
Balance at December 31, 2022	$2,163	$1,325	$926	$2,020	$970	$7,404
Add
Change in accounting principle(a)	—	—	(31)	(27)	(4)	(62)
Allowance for acquired credit losses(b)	—	127	—	—	—	127
Provision for credit losses	270	431	41	1,259	274	2,275
Deduct
Loans charged-off	389	281	129	1,014	478	2,291
Less recoveries of loans charged-off	(75)	(18)	(20)	(165)	(108)	(386)
Net loan charge-offs (recoveries)	314	263	109	849	370	1,905
Balance at December 31, 2023	$2,119	$1,620	$827	$2,403	$870	$7,839
Balance at December 31, 2021	$1,849	$1,123	$565	$1,673	$945	$6,155
Add
Allowance for acquired credit losses(b)	163	87	36	45	5	336
Provision for credit losses(c)	378	152	302	826	319	1,977
Deduct
Loans charged-off(d)	319	54	13	696	418	1,500
Less recoveries of loans charged-off	(92)	(17)	(36)	(172)	(120)	(437)
Net loan charge-offs (recoveries)	227	37	(23)	524	298	1,063
Other Changes	—	—	—	—	(1)	(1)
Balance at December 31, 2022	$2,163	$1,325	$926	$2,020	$970	$7,404
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

The increase in the allowance for credit losses from December 31, 2023 to December 31, 2024 was primarily driven by loan portfolio growth.

84 U.S. Bancorp 2024 Annual Report

The following table provides a summary of loans charged-off by portfolio class and year of origination for the years ended December 31:

(Dollars in Millions)	Commercial	Commercial Real Estate(a)	Residential Mortgages(b)	Credit Card(c)	Other Retail(d)	Total Loans
2024
Originated in 2024	$30	$117	$—	$—	$13	$160
Originated in 2023	84	51	—	—	47	182
Originated in 2022	178	55	3	—	52	288
Originated in 2021	32	1	—	—	40	73
Originated in 2020	12	1	—	—	21	34
Originated prior to 2020	41	4	10	—	35	90
Revolving	275	—	—	1,406	105	1,786
Total charge-offs	$652	$229	$13	$1,406	$313	$2,613
2023
Originated in 2023	$48	$63	$—	$—	$57	$168
Originated in 2022	63	88	1	—	130	282
Originated in 2021	30	69	6	—	83	188
Originated in 2020	17	2	8	—	38	65
Originated in 2019	15	3	16	—	31	65
Originated prior to 2019	53	56	98	—	31	238
Revolving	163	—	—	1,014	80	1,257
Revolving converted to term	—	—	—	—	28	28
Total charge-offs	$389	$281	$129	$1,014	$478	$2,291
Note: Year of origination is based on the origination date of a loan, or for existing loans the date when the maturity date, pricing or commitment amount is amended. Predominantly all current year and near term loan origination years for gross charge-offs relate to existing loans that have had recent maturity date, pricing or commitment amount amendments.
(a)Includes $91 million of 2023 charge-offs related to uncollectible amounts on acquired loans.
(b)Includes $117 million of 2023 charge-offs related to balance sheet repositioning and capital management actions.
(c)Predominantly all credit card loans are considered revolving loans. Includes an immaterial amount of charge-offs related to revolving converted to term loans.
(d)Includes $192 million of 2023 charge-offs related to balance sheet repositioning and capital management actions.

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
The following table provides a summary of loans by portfolio class, including the delinquency status of those that continue to accrue interest, and those that are nonperforming:

	Accruing
(Dollars in Millions)	Current	30-89 Days Past Due	90 Days or More Past Due	Nonperforming(b)	Total
December 31, 2024
Commercial	$138,362	$356	$96	$670	$139,484
Commercial real estate	47,948	78	9	824	48,859
Residential mortgages(a)	118,267	188	206	152	118,813
Credit card	29,487	428	435	—	30,350
Other retail	41,886	229	64	147	42,326
Total loans	$375,950	$1,279	$810	$1,793	$379,832
December 31, 2023
Commercial	$130,925	$464	$116	$376	$131,881
Commercial real estate	52,619	55	4	777	53,455
Residential mortgages(a)	115,067	169	136	158	115,530
Credit card	27,779	406	375	—	28,560
Other retail	43,926	278	67	138	44,409
Total loans	$370,316	$1,372	$698	$1,449	$373,835
(a)At December 31, 2024, $660 million of loans 30–89 days past due and $2.3 billion of loans 90 days or more past due purchased and that could be purchased from GNMA mortgage pools under delinquent loan repurchase options whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs, were classified as current, compared with $595 million and $2.0 billion at December 31, 2023, respectively.
(b)Substantially all nonperforming loans at December 31, 2024 and 2023, had an associated allowance for credit losses. The Company recognized interest income on nonperforming loans of $29 million and $22 million for the years ended December 31, 2024 and 2023, respectively, compared to what would have been recognized at the original contractual terms of the loans of $66 million and $49 million, respectively.
At December 31, 2024, total nonperforming assets held by the Company were $1.8 billion, compared with $1.5 billion at December 31, 2023. Total nonperforming assets included $1.8 billion of nonperforming loans, $21 million of OREO and $18 million of other nonperforming assets owned by the Company at December 31, 2024, compared with $1.4 billion, $26 million and $19 million, respectively, at December 31, 2023.
At December 31, 2024, the amount of foreclosed residential real estate held by the Company, and included in OREO, was $21 million, compared with $26 million at December 31, 2023. These amounts excluded $46 million and $47 million at December 31, 2024 and December 31, 2023, respectively, of foreclosed residential real estate related to mortgage loans whose payments are primarily insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs. In addition, the amount of residential mortgage loans secured by residential real estate in the process of foreclosure at December 31, 2024 and December 31, 2023, was $576 million and $728 million, respectively, of which $354 million and $487 million, respectively, related to loans purchased and that could be purchased from GNMA mortgage pools under delinquent loan repurchase options whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs.

86 U.S. Bancorp 2024 Annual Report

The following table provides a summary of loans by portfolio class and the Company’s internal credit quality rating:

	December 31, 2024					December 31, 2023
		Criticized					Criticized
(Dollars in Millions)	Pass	Special Mention	Classified(a)	Total Criticized	Total	Pass	Special Mention	Classified(a)	Total Criticized	Total
Commercial
Originated in 2024	$57,578	$503	$1,034	$1,537	$59,115	$—	$—	$—	$—	$—
Originated in 2023	19,128	173	564	737	19,865	43,023	827	856	1,683	44,706
Originated in 2022	19,718	231	370	601	20,319	40,076	274	632	906	40,982
Originated in 2021	4,677	60	92	152	4,829	9,219	117	154	271	9,490
Originated in 2020	2,737	68	68	136	2,873	3,169	92	71	163	3,332
Originated prior to 2020	4,075	8	75	83	4,158	5,303	30	209	239	5,542
Revolving(b)	27,344	169	812	981	28,325	26,213	362	1,254	1,616	27,829
Total commercial	135,257	1,212	3,015	4,227	139,484	127,003	1,702	3,176	4,878	131,881
Commercial real estate
Originated in 2024	9,652	261	1,772	2,033	11,685	—	—	—	—	—
Originated in 2023	5,213	42	760	802	6,015	8,848	465	2,206	2,671	11,519
Originated in 2022	9,047	661	913	1,574	10,621	11,831	382	1,141	1,523	13,354
Originated in 2021	6,515	100	196	296	6,811	9,235	500	385	885	10,120
Originated in 2020	2,954	29	137	166	3,120	3,797	51	87	138	3,935
Originated prior to 2020	7,868	119	471	590	8,458	10,759	458	619	1,077	11,836
Revolving	2,078	—	68	68	2,146	2,613	6	70	76	2,689
Revolving converted to term	3	—	—	—	3	2	—	—	—	2
Total commercial real estate	43,330	1,212	4,317	5,529	48,859	47,085	1,862	4,508	6,370	53,455
Residential mortgages(c)
Originated in 2024	10,291	—	—	—	10,291	—	—	—	—	—
Originated in 2023	8,764	—	11	11	8,775	9,734	—	5	5	9,739
Originated in 2022	28,484	—	43	43	28,527	29,146	—	17	17	29,163
Originated in 2021	34,694	—	35	35	34,729	36,365	—	16	16	36,381
Originated in 2020	13,748	—	16	16	13,764	14,773	—	9	9	14,782
Originated prior to 2020	22,463	—	264	264	22,727	25,202	—	262	262	25,464
Revolving	—	—	—	—	—	1	—	—	—	1
Total residential mortgages	118,444	—	369	369	118,813	115,221	—	309	309	115,530
Credit card(d)	29,915	—	435	435	30,350	28,185	—	375	375	28,560
Other retail
Originated in 2024	7,398	—	3	3	7,401	—	—	—	—	—
Originated in 2023	3,966	—	9	9	3,975	5,184	—	4	4	5,188
Originated in 2022	4,085	—	11	11	4,096	5,607	—	12	12	5,619
Originated in 2021	6,537	—	14	14	6,551	10,398	—	15	15	10,413
Originated in 2020	2,715	—	6	6	2,721	4,541	—	9	9	4,550
Originated prior to 2020	2,828	—	15	15	2,843	4,008	—	20	20	4,028
Revolving	13,846	—	120	120	13,966	13,720	—	104	104	13,824
Revolving converted to term	731	—	42	42	773	735	—	52	52	787
Total other retail	42,106	—	220	220	42,326	44,193	—	216	216	44,409
Total loans	$369,052	$2,424	$8,356	$10,780	$379,832	$361,687	$3,564	$8,584	$12,148	$373,835
Total outstanding commitments	$778,155	$3,875	$10,441	$14,316	$792,471	$762,869	$5,053	$10,470	$15,523	$778,392
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
(c)At December 31, 2024, $2.3 billion of GNMA loans 90 days or more past due and $1.4 billion of modified GNMA loans whose repayments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs were classified with a pass rating, compared with $2.0 billion and $1.2 billion at December 31, 2023, respectively.
(d)Predominately all credit card loans are considered revolving loans. Includes an immaterial amount of revolving converted to term loans.

Loan Modifications In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. The following table provides a summary of period-end balances of loans modified during the periods presented, by portfolio class and modification granted:

Year Ended December 31 (Dollars in Millions)	Interest Rate Reduction	Payment Delay	Term Extension	Multiple Modifications(a)	Total Modifications	Percent of Class Total
2024
Commercial	$77	$2	$526	$—	$605.4%
Commercial real estate	43	—	1,107	70	1,220	2.5
Residential mortgages(b)	—	79	17	23	119.1
Credit card	414	11	—	—	425	1.4
Other retail	7	3	125	4	139.3
Total loans, excluding loans purchased from GNMA mortgage pools	541	95	1,775	97	2,508.7
Loans purchased from GNMA mortgage pools(b)	1	1,215	292	407	1,915	1.6
Total loans	$542	$1,310	$2,067	$504	$4,423	1.2%
2023
Commercial	$46	$—	$286	$33	$365.3%
Commercial real estate	—	—	645	72	717	1.3
Residential mortgages(b)	—	234	26	20	280.2
Credit card	349	1	—	—	350	1.2
Other retail	7	21	144	3	175.4
Total loans, excluding loans purchased from GNMA mortgage pools	402	256	1,101	128	1,887.5
Loans purchased from GNMA mortgage pools(b)	—	1,263	255	321	1,839	1.6
Total loans	$402	$1,519	$1,356	$449	$3,726	1.0%
(a)Includes $310 million of total loans receiving a payment delay and term extension, $155 million of total loans receiving an interest rate reduction and term extension and $39 million of total loans receiving an interest rate reduction, payment delay and term extension for the year ended December 31, 2024, compared with $329 million, $112 million and $8 million for the year ended December 31, 2023, respectively.
(b)Percent of class total amounts expressed as a percent of total residential mortgage loan balances.
Loan modifications included in the table above exclude trial period arrangements offered to customers and secured loans to consumer borrowers that have had debt discharged through bankruptcy where the borrower has not reaffirmed the debt during the periods presented. At
December 31, 2024, the balance of loans modified in trial period arrangements was $189 million, while the balance of secured loans to consumer borrowers that have had debt discharged through bankruptcy was not material.

88 U.S. Bancorp 2024 Annual Report

The following table summarizes the effects of loan modifications made to borrowers on loans modified:

Year Ended December 31	Weighted-Average Interest Rate Reduction	Weighted-Average Months of Term Extension
2024
Commercial(a)	20.3%	11
Commercial real estate	3.2	13
Residential mortgages	1.1	90
Credit card	16.4	—
Other retail	7.7	5
Loans purchased from GNMA mortgage pools	.6	110
2023
Commercial(a)	13.0	12
Commercial real estate	3.5	11
Residential mortgages	1.2	98
Credit card	15.4	—
Other retail	7.9	4
Loans purchased from GNMA mortgage pools	.6	103
Note: The weighted-average payment deferral for all portfolio classes was less than $1 million for the years ended December 31, 2024 and 2023. Forbearance payments are required to be paid at the end of the original term loan.
(a)The weighted-average interest rate reduction was primarily driven by commercial cards.
Loans that receive a forbearance plan generally remain in default until they are no longer delinquent as the result of the payment of all past due amounts or the borrower receiving a term extension or modification. Therefore, loans only receiving forbearance plans are not included in the table below.
The following table provides a summary of loan balances as of December 31, which were modified during the prior twelve months, by portfolio class and delinquency status:

(Dollars in Millions)	Current	30-89 Days Past Due	90 Days or More Past Due	Total
2024
Commercial	$395	$26	$167	$588
Commercial real estate	875	26	319	1,220
Residential mortgages(a)	1,469	4	6	1,479
Credit card	302	73	39	414
Other retail	112	19	6	137
Total loans	$3,153	$148	$537	$3,838
2023
Commercial	$255	$12	$98	$365
Commercial real estate	524	—	193	717
Residential mortgages(a)	1,385	24	16	1,425
Credit card	251	67	32	350
Other retail	133	21	8	162
Total loans	$2,548	$124	$347	$3,019
(a)At December 31, 2024, $442 million of loans 30-89 days past due and $324 million of loans 90 days or more past due purchased and that could be purchased from GNMA mortgage pools under delinquent loan repurchase options whose payments are insured by the Federal Housing Administration or guaranteed by the United States Department of Veterans Affairs, were classified as current, compared with $372 million and $175 million at December 31, 2023, respectively.

The following table provides a summary of loans that defaulted (fully or partially charged-off or became 90 days or more past due) that were modified within twelve months prior to default.

Year Ended December 31 (Dollars in Millions)	Interest Rate Reduction	Payment Delay	Term Extension	Multiple Modifications(a)
2024
Commercial	$30	$—	$45	$—
Commercial real estate	43	—	137	—
Residential mortgages	—	3	—	3
Credit card	128	—	—	—
Other retail	2	—	20	—
Total loans, excluding loans purchased from GNMA mortgage pools	203	3	202	3
Loans purchased from GNMA mortgage pools	1	168	78	89
Total loans	$204	$171	$280	$92
(a)Includes $81 million of total loans receiving a payment delay and term extension, $8 million of total loans receiving an interest rate reduction and term extension and $3 million of total loans receiving an interest rate reduction, payment delay and term extension.
The following table provides a summary of loans that defaulted (fully or partially charged-off or became 90 days or more past due) that were modified on or after January 1, 2023, the date the Company adopted accounting guidance which removed the separate recognition and measurement of troubled debt restructurings, through December 31, 2023:

Year Ended December 31 (Dollars in Millions)	Interest Rate Reduction	Payment Delay	Term Extension	Multiple Modifications(a)
2023
Commercial	$7	$—	$—	$—
Commercial real estate	—	—	1	—
Residential mortgages	—	8	2	1
Credit card	35	—	—	—
Other retail	1	1	11	—
Total loans, excluding loans purchased from GNMA mortgage pools	43	9	14	1
Loans purchased from GNMA mortgage pools	—	67	30	37
Total loans	$43	$76	$44	$38
(a)Represents loans receiving a payment delay and term extension.
As of December 31, 2024, the Company had $510 million of commitments to lend additional funds to borrowers whose terms of their outstanding owed balances have been modified.

90 U.S. Bancorp 2024 Annual Report

NOTE 6	Leases
The Company, as a lessor, originates retail and commercial leases either directly to the consumer or indirectly through dealer networks. Retail leases consist primarily of automobiles, while commercial leases may include high dollar assets such as aircraft or lower cost items such as office equipment.
The components of the net investment in sales-type and direct financing leases, at December 31, were as follows:

(Dollars in Millions)	2024	2023
Lease receivables	$7,328	$7,239
Unguaranteed residual values accruing to the lessor’s benefit	911	1,082
Total net investment in sales-type and direct financing leases	$8,239	$8,321
The Company, as a lessor, recorded $775 million, $738 million and $764 million of revenue on its Consolidated Statement of Income for the years ended December 31,
2024, 2023 and 2022, respectively, primarily consisting of interest income on sales-type and direct financing leases.
The contractual future lease payments to be received by the Company, at December 31, 2024, were as follows:

(Dollars in Millions)	Sales-type and Direct Financing Leases	Operating Leases
2025	$2,758	$143
2026	2,142	104
2027	1,804	77
2028	865	52
2029	269	32
Thereafter	335	54
Total lease payments	8,173	$462
Amounts representing interest	(845)
Lease receivables	$7,328
The Company, as lessee, leases certain assets for use in its operations. Leased assets primarily include retail branches, operations centers and other corporate locations, and, to a lesser extent, office and computer equipment. For each lease with an original term greater than 12 months, the Company records a lease liability and a corresponding ROU asset. At December 31, 2024, the Company’s ROU assets included in premises and equipment and lease liabilities included in long-term debt and other liabilities, were $1.4 billion and $1.5 billion, respectively, compared with $1.4 billion of ROU assets and $1.6 billion of lease liabilities at December 31, 2023, respectively.
Total costs incurred by the Company, as a lessee, were $529 million, $496 million and $390 million for the years ended December 31, 2024, 2023 and 2022, respectively, and principally related to contractual lease payments on operating leases. The Company’s leases do not impose significant covenants or other restrictions on the Company.
The following table presents amounts relevant to the Company’s assets leased for use in its operations for the years ended December 31:

(Dollars in Millions)	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$389	$409	$294
Operating cash flows from finance leases	7	7	4
Financing cash flows from finance leases	62	49	14
Right of use assets obtained in exchange for new operating lease liabilities	268	230	239
Right of use assets obtained in exchange for new finance lease liabilities	59	25	91

The following table presents the weighted-average remaining lease terms and discount rates of the Company’s assets leased for use in its operations at December 31:

	2024	2023
Weighted-average remaining lease term of operating leases (in years)	6.7	6.4
Weighted-average remaining lease term of finance leases (in years)	8.1	8.3
Weighted-average discount rate of operating leases	4.0%	3.7%
Weighted-average discount rate of finance leases	7.3%	7.7%
The contractual future lease obligations of the Company at December 31, 2024, were as follows:

(Dollars in Millions)	Operating Leases	Finance Leases
2025	$324	$38
2026	291	37
2027	248	34
2028	195	26
2029	147	8
Thereafter	382	24
Total lease payments	1,587	167
Amounts representing interest	(218)	(18)
Lease liabilities	$1,369	$149

NOTE 7	Accounting for Transfers and Servicing of Financial Assets and Variable Interest Entities

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
The Company previously provided financial support primarily through the use of waivers of trust and investment management fees associated with various unconsolidated registered money market funds it manages. The Company discontinued providing this support beginning in the third quarter of 2022 due to rising interest rates in 2022. The Company provided $65 million of support to the funds during the year ended December 31, 2022.
The Company is involved in various entities that are considered to be VIEs. The Company’s investments in VIEs are primarily related to investments promoting affordable housing, community development and renewable energy sources. Some of these tax-advantaged investments support the Company’s regulatory compliance with the Community Reinvestment Act. The Company’s investments in these entities generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. These tax credits are recognized as a reduction of tax expense or, for investments qualifying as investment tax credits, as a reduction to the related investment asset. The Company recognized federal and state income tax credits related to its affordable housing and other tax-advantaged investments in tax expense of $585 million, $576 million and $461 million for the years ended December 31, 2024, 2023 and 2022, respectively. The Company recognized $573 million, $582 million and $424 million of expenses related to all of these investments for the years ended December 31, 2024, 2023 and 2022, respectively, which were primarily included in tax expense.

92 U.S. Bancorp 2024 Annual Report

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
The following table provides a summary of investments in community development and tax-advantaged VIEs that the Company has not consolidated:

At December 31 (Dollars in Millions)	2024	2023
Investment carrying amount	$8,107	$6,659
Unfunded capital and other commitments	5,032	3,619
Maximum exposure to loss	8,435	9,002
The Company also has noncontrolling financial investments in private investment funds and partnerships considered to be VIEs, which are not consolidated. The Company’s recorded investment in these entities, carried in other assets on the Consolidated Balance Sheet, was approximately $264 million at December 31, 2024 and $219 million at December 31, 2023. The maximum exposure to loss related to these VIEs was $382 million at December 31, 2024 and $319 million at December 31, 2023, representing the Company’s investment balance and its unfunded commitments to invest additional amounts.
The Company also held senior notes of $3.2 billion as available-for-sale investment securities at December 31, 2024, compared with $5.3 billion at December 31, 2023. These senior notes were issued by third-party securitization vehicles that held $3.6 billion at December 31, 2024 and $6.1 billion at December 31, 2023 of indirect auto loans that collateralize the senior notes. These VIEs are not consolidated by the Company.
The Company’s individual net investments in unconsolidated VIEs, which exclude any unfunded capital commitments, ranged from less than $1 million to $79 million at December 31, 2024, compared with less than $1 million to $86 million at December 31, 2023.
The Company is required to consolidate VIEs in which it has concluded it has a controlling financial interest. The Company sponsors entities to which it transfers its interests in tax-advantaged investments to third parties. At December 31, 2024, approximately $6.4 billion of the Company’s assets and $4.2 billion of its liabilities included on the Consolidated Balance Sheet were related to community development and tax-advantaged investment VIEs which the Company has consolidated, primarily related to these transfers. These amounts compared to $6.1 billion and $4.4 billion, respectively, at December 31, 2023. The majority of the assets of these consolidated VIEs are reported in other assets, and the liabilities are reported in long-term debt and other liabilities. The assets of a particular VIE are the primary source of funds to settle its obligations. The creditors of the VIEs do not have recourse to the general credit of the Company. The Company’s exposure to the consolidated VIEs is generally limited to the carrying value of its variable interests plus any related tax credits previously recognized or transferred to others with a guarantee.
During 2024 the Company ended its previously sponsored municipal bond securities tender option bond program. The Company controlled the activities of the program’s entities and was entitled to the residual returns and provided liquidity and remarketing arrangements to the program. The Company had previously consolidated the program’s entities, and at December 31, 2023, included $607 million of available-for-sale investment securities and $381 million of short-term borrowings on the Consolidated Balance Sheet related to this program.

NOTE 8	Premises and Equipment
Premises and equipment at December 31 consisted of the following:

(Dollars in Millions)	2024	2023
Land	$498	$515
Buildings and improvements	3,121	3,239
Furniture, fixtures and equipment	3,010	3,013
Right of use assets on operating leases	1,114	1,149
Right of use assets on finance leases	314	275
Construction in progress	96	68
Total premises and equipment, gross	8,153	8,259
Less accumulated depreciation and amortization	(4,588)	(4,636)
Total premises and equipment, net	$3,565	$3,623

NOTE 9	Mortgage Servicing Rights
The Company capitalizes MSRs as separate assets when loans are sold and servicing is retained. MSRs may also be purchased from others. The Company carries MSRs at fair value, with changes in the fair value recorded in earnings during the period in which they occur. The Company serviced $216.6 billion of residential mortgage loans for others at December 31, 2024, and $233.4 billion at December 31, 2023, including subserviced mortgages with no corresponding MSR asset. Included in mortgage banking revenue are the MSR fair value changes arising from market rate and model assumption changes, net of the value change in derivatives used to economically hedge MSRs. These changes resulted in net losses of $2 million, $41 million and $45 million for the years ended December 31, 2024, 2023 and 2022, respectively. Loan servicing and ancillary fees, not including valuation changes, included in mortgage banking revenue were $699 million, $733 million and $754 million for the years ended December 31, 2024, 2023 and 2022, respectively.
Changes in fair value of capitalized MSRs are summarized as follows:

(Dollars in Millions)	2024	2023	2022
Balance at beginning of period	$3,377	$3,755	$2,953
Rights purchased	1	5	156
Rights capitalized	276	373	590
Rights sold	(188)	(440)	(255)
Changes in fair value of MSRs
Due to fluctuations in market interest rates(a)	235	66	804
Due to revised assumptions or models(b)	43	12	(29)
Other changes in fair value(c)	(375)	(394)	(464)
Balance at end of period	$3,369	$3,377	$3,755
(a)Includes changes in MSR value associated with changes in market interest rates, including estimated prepayment rates and anticipated earnings on escrow deposits.
(b)Includes changes in MSR value not caused by changes in market interest rates, such as changes in assumed cost to service, ancillary income and option adjusted spread, as well as the impact of any model changes.
(c)Primarily the change in MSR value from passage of time and cash flows realized (decay), but also includes the impact of changes to expected cash flows not associated with changes in market interest rates, such as the impact of delinquencies.

The estimated sensitivity to changes in interest rates of the fair value of the MSR portfolio and the related derivative instruments as of December 31 follows:

	2024						2023
(Dollars in Millions)	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps
MSR portfolio	$(310)	$(144)	$(69)	$63	$120	$217	$(370)	$(173)	$(84)	$77	$147	$268
Derivative instrument hedges	325	147	69	(61)	(118)	(220)	381	178	86	(79)	(152)	(289)
Net sensitivity	$15	$3	$—	$2	$2	$(3)	$11	$5	$2	$(2)	$(5)	$(21)

94 U.S. Bancorp 2024 Annual Report

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

A summary of the Company’s MSRs and related characteristics by portfolio as of December 31 follows:

	2024				2023
(Dollars in Millions)	HFA	Government	Conventional(d)	Total	HFA	Government	Conventional(d)	Total
Servicing portfolio(a)	$52,807	$25,139	$138,428	$216,374	$48,286	$25,996	$151,056	$225,338
Fair value	$856	$512	$2,001	$3,369	$769	$507	$2,101	$3,377
Value (bps)(b)	162	204	145	156	159	195	139	150
Weighted-average servicing fees (bps)	35	45	25	30	36	44	26	30
Multiple (value/servicing fees)	4.57	4.56	5.69	5.17	4.45	4.41	5.41	5.00
Weighted-average note rate	4.92%	4.35%	3.87%	4.18%	4.56%	4.23%	3.81%	4.02%
Weighted-average age (in years)	4.5	6.1	5.0	5.0	4.3	5.5	4.3	4.4
Weighted-average expected prepayment (constant prepayment rate)	9.9%	10.2%	7.8%	8.6%	10.5%	11.1%	9.1%	9.6%
Weighted-average expected life (in years)	7.5	6.8	7.4	7.4	7.2	6.5	7.0	7.0
Weighted-average option adjusted spread(c)	5.8%	6.2%	5.6%	5.7%	5.4%	5.9%	4.6%	4.9%
(a)Represents principal balance of mortgages having corresponding MSR asset.
(b)Calculated as fair value divided by the servicing portfolio.
(c)Option adjusted spread is the incremental spread added to the risk-free rate to reflect optionality and other risk inherent in the MSRs.
(d)Represents loans sold primarily to GSEs.

NOTE 10	Intangible Assets
Intangible assets consisted of the following:

At December 31 (Dollars in Millions)	2024	2023
Goodwill	$12,536	$12,489
Core deposit benefits	1,702	2,134
Mortgage servicing rights	3,369	3,377
Other identified intangibles	476	573
Total	$18,083	$18,573
Aggregate amortization expense consisted of the following:

Year Ended December 31 (Dollars in Millions)	2024	2023	2022
Core deposit benefits	$432	$481	$53
Other identified intangibles	137	155	162
Total	$569	$636	$215

The estimated amortization expense for the next five years is as follows:

(Dollars in Millions)
2025	$489
2026	422
2027	353
2028	290
2029	223
The following table reflects the changes in the carrying value of goodwill for the years ended December 31, 2024, 2023 and 2022:

(Dollars in Millions)	Wealth, Corporate, Commercial and Institutional Banking	Consumer and Business Banking	Payment Services	Treasury and Corporate Support	Consolidated Company
Balance at December 31, 2021	$3,673	$3,245	$3,344	$—	$10,262
Goodwill acquired	918	1,220	11	—	2,149
Foreign exchange translation and other	(2)	—	(36)	—	(38)
Balance at December 31, 2022	$4,589	$4,465	$3,319	$—	$12,373
Goodwill acquired	235	(139)	—	—	96
Foreign exchange translation and other	1	—	19	—	20
Balance at December 31, 2023	$4,825	$4,326	$3,338	$—	$12,489
Goodwill acquired	—	—	80	—	80
Foreign exchange translation and other	(2)	—	(31)	—	(33)
Balance at December 31, 2024	$4,823	$4,326	$3,387	$—	$12,536

NOTE 11	Deposits
The composition of deposits at December 31 was as follows:

(Dollars in Millions)	2024	2023
Noninterest-bearing deposits	$84,158	$89,989
Interest-bearing deposits
Interest checking	127,188	127,453
Money market savings	206,805	199,378
Savings accounts	45,389	43,219
Time deposits	54,769	52,273
Total interest-bearing deposits	434,151	422,323
Total deposits	$518,309	$512,312
The maturities of time deposits outstanding at December 31, 2024 were as follows:

(Dollars in Millions)
2025	$51,876
2026	2,045
2027	310
2028	149
2029	387
Thereafter	2
Total	$54,769

96 U.S. Bancorp 2024 Annual Report

NOTE 12	Short-Term Borrowings
Short-term borrowings at December 31 consisted of the following:

(Dollars in Millions)	2024	2023
Federal funds purchased	$252	$248
Securities sold under agreements to repurchase	7,642	3,576
Commercial paper	4,288	7,773
Other short-term borrowings	3,336	3,682
Total	$15,518	$15,279

NOTE 13	Long-Term Debt
Long-term debt (debt with original maturities of more than one year) at December 31 consisted of the following:

(Dollars in Millions)	Rate Type	Rate(a)	Maturity Date	2024	2023
U.S. Bancorp (Parent Company)
Subordinated notes	Fixed	3.600%	2024	$—	$1,000
	Fixed	7.500%	2026	199	199
	Fixed	3.100%	2026	1,000	1,000
	Fixed	3.000%	2029	1,000	1,000
	Fixed	4.967%	2033	1,300	1,300
	Fixed	2.491%	2036	1,300	1,300
Medium-term notes	Fixed	1.375% - 6.787%	2025 - 2039	27,939	26,618
	Floating	3.813%	2028	519	—
Other(b)				2,000	1,915
Subtotal				35,257	34,332
Subsidiaries
Federal Home Loan Bank advances	Fixed	1.860% - 8.250%	2025 - 2027	12,550	9,051
	Floating	5.190% - 5.210%	2025 - 2026	3,000	3,000
Bank notes	Fixed	2.050% - 5.550%	2025 - 2032	3,405	2,289
	Floating	—% - 4.588%	2027 - 2062	1,813	1,324
Other(c)				1,977	1,484
Subtotal				22,745	17,148
Total				$58,002	$51,480
(a)Weighted-average interest rates of medium-term notes, Federal Home Loan Bank advances and bank notes were 4.40 percent, 4.63 percent and 3.08 percent, respectively.
(b)Includes $2.2 billion and $2.1 billion at December 31, 2024 and 2023, respectively, of discounted noninterest-bearing additional cash received by the Company upon close of its 2022 acquisition of MUB from Mitsubishi UFJ Financial Group ("MUFG") to be delivered to MUFG on or prior to December 1, 2027, discounted at the Company’s 5-year unsecured borrowing rate as of the acquisition date, as well as debt issuance fees and unrealized gains and losses and deferred amounts relating to derivative instruments.
(c)Includes consolidated community development and tax-advantaged investment VIEs, finance lease obligations, debt issuance fees, and unrealized gains and losses and deferred amounts relating to derivative instruments.

The Company has arrangements with the Federal Home Loan Bank and Federal Reserve Bank whereby the Company could have borrowed an additional $171.2 billion and $215.8 billion at December 31, 2024 and 2023, respectively.
Maturities of long-term debt outstanding at December 31, 2024, were:

(Dollars in Millions)	Parent Company	Consolidated
2025	$2,106	$8,199
2026	3,917	13,471
2027	4,757	10,045
2028	4,402	4,430
2029	4,472	4,480
Thereafter	15,603	17,377
Total	$35,257	$58,002

NOTE 14	Shareholders' Equity
At December 31, 2024 and 2023, the Company had authority to issue 4 billion shares of common stock and 50 million shares of preferred stock. The Company had 1.6 billion shares of common stock outstanding at
December 31, 2024 and 2023. The Company had 59 million shares reserved for future issuances, primarily under its stock incentive plans at December 31, 2024.
The number of shares issued and outstanding and the carrying amount of each outstanding series of the Company’s preferred stock at December 31 were as follows:

	2024				2023
(Dollars in Millions)	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount	Shares Issued and Outstanding	Liquidation Preference	Discount	Carrying Amount
Series A	12,510	$1,251	$145	$1,106	12,510	$1,251	$145	$1,106
Series B	40,000	1,000	—	1,000	40,000	1,000	—	1,000
Series J	40,000	1,000	7	993	40,000	1,000	7	993
Series K	23,000	575	10	565	23,000	575	10	565
Series L	20,000	500	14	486	20,000	500	14	486
Series M	30,000	750	21	729	30,000	750	21	729
Series N	60,000	1,500	8	1,492	60,000	1,500	8	1,492
Series O	18,000	450	13	437	18,000	450	13	437
Total preferred stock(a)	243,510	$7,026	$218	$6,808	243,510	$7,026	$218	$6,808
(a)The par value of all shares issued and outstanding at December 31, 2024 and 2023, was $1.00 per share.

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

98 U.S. Bancorp 2024 Annual Report

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
During 2017, the Company issued depositary shares representing an ownership interest in 40,000 shares of Series J Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share (the “Series J Preferred Stock”). The Series J Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of the Company. Dividends, if declared, will accrue and be payable semiannually, in arrears, at a rate per annum equal to 5.30 percent from the date of issuance to, but excluding, April 15, 2027, and thereafter will accrue and be payable quarterly at a floating rate per annum equal to 2.914 percent above the three-month CME Term Secured Overnight Financing Rate (“SOFR”) plus a credit spread adjustment of 0.26161 percent. The Series J Preferred Stock is redeemable at the Company’s option, in whole or in part, on or after April 15, 2027. The Series J Preferred Stock is redeemable at the Company’s option, in whole, but not in part, prior to April 15, 2027 within 90 days following an official administrative or judicial decision, amendment to, or change in the laws or regulations that would not allow the Company to treat the full liquidation value of the Series J Preferred Stock as Tier 1 capital for purposes of the capital adequacy guidelines of the Federal Reserve Board.
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
During 2024, 2023 and 2022, the Company repurchased shares of its common stock under various authorizations approved by its Board of Directors. As of December 31, 2024, the approximate dollar value of shares that may yet be purchased by the Company under the current Board of Directors approved authorization was $4.9 billion. Share repurchases are subject to the approval of the Company's Board of Directors and compliance with regulatory requirements.
The following table summarizes the Company’s common stock repurchased in each of the last three years:

(Dollars and Shares in Millions)	Shares	Value
2024	4	$173
2023	1	62
2022	1	69

Shareholders’ equity is affected by transactions and valuations of asset and liability positions that require adjustments to accumulated other comprehensive income (loss). The reconciliation of the transactions affecting accumulated other comprehensive income (loss) included in shareholders’ equity for the years ended December 31, is as follows:

(Dollars in Millions)	Unrealized Gains (Losses) on Investment Securities Available-For-Sale	Unrealized Gains (Losses) on Investment Securities Transferred From Available-For-Sale to Held-To-Maturity	Unrealized Gains (Losses) on Derivative Hedges	Unrealized Gains (Losses) on Retirement Plans	Debit Valuation Adjustments	Foreign Currency Translation	Total
2024
Balance at beginning of period	$(5,151)	$(3,537)	$(242)	$(1,138)	$—	$(28)	$(10,096)
Changes in unrealized gains (losses)	(60)	—	(676)	245	1	—	(490)
Foreign currency translation adjustment(a)	—	—	—	—	—	18	18
Reclassification to earnings of realized (gains) losses	154	499	258	(1)	—	—	910
Applicable income taxes	(21)	(127)	107	(61)	—	(4)	(106)
Balance at end of period	$(5,078)	$(3,165)	$(553)	$(955)	$1	$(14)	$(9,764)
2023
Balance at beginning of period	$(6,378)	$(3,933)	$(114)	$(939)	$—	$(43)	$(11,407)
Changes in unrealized gains (losses)	1,500	—	(252)	(262)	—	—	986
Foreign currency translation adjustment(a)	—	—	—	—	—	21	21
Reclassification to earnings of realized (gains) losses	145	530	80	(7)	—	—	748
Applicable income taxes	(418)	(134)	44	70	—	(6)	(444)
Balance at end of period	$(5,151)	$(3,537)	$(242)	$(1,138)	$—	$(28)	$(10,096)
2022
Balance at beginning of period	$540	$(935)	$(85)	$(1,426)	$—	$(37)	$(1,943)
Changes in unrealized gains and losses	(13,656)	—	(75)	526	—	—	(13,205)
Transfer of securities from available-for-sale to held-to-maturity	4,413	(4,413)	—	—	—	—	—
Foreign currency translation adjustment(a)	—	—	—	—	—	(10)	(10)
Reclassification to earnings of realized (gains) losses	(20)	400	36	128	—	—	544
Applicable income taxes	2,345	1,015	10	(167)	—	4	3,207
Balance at end of period	$(6,378)	$(3,933)	$(114)	$(939)	$—	$(43)	$(11,407)
(a)Represents the impact of changes in foreign currency exchange rates on the Company’s investment in foreign operations and related hedges.

100 U.S. Bancorp 2024 Annual Report

Additional detail about the impact to net income for items reclassified out of accumulated other comprehensive income (loss) and into earnings for the years ended December 31 is as follows:

	Impact to Net Income			Affected Line Item in the Consolidated Statement of Income
(Dollars in Millions)	2024	2023	2022
Unrealized gains (losses) on investment securities available-for-sale
Realized gains (losses) on sales of investment securities	$(154)	$(145)	$20	Securities gains (losses), net
	39	37	(5)	Applicable income taxes
	(115)	(108)	15	Net-of-tax
Unrealized gains (losses) on investment securities transferred from available-for-sale to held-to-maturity
Amortization of unrealized gains (losses)	(499)	(530)	(400)	Interest income
	127	134	119	Applicable income taxes
	(372)	(396)	(281)	Net-of-tax
Unrealized gains (losses) on derivative hedges
Realized gains (losses) on derivative hedges	(258)	(80)	(36)	Net interest income
	66	21	9	Applicable income taxes
	(192)	(59)	(27)	Net-of-tax
Unrealized gains (losses) on retirement plans
Actuarial gains (losses) and prior service cost (credit) amortization	1	7	(128)	Other noninterest expense
	—	(2)	33	Applicable income taxes
	1	5	(95)	Net-of-tax
Total impact to net income	$(678)	$(558)	$(388)
Regulatory Capital The Company uses certain measures defined by bank regulatory agencies to assess its capital. The regulatory capital requirements effective for the Company follow Basel III, with the Company being subject to calculating its capital adequacy as a percentage of risk-weighted assets under the standardized approach.
Tier 1 capital is considered core capital and includes common shareholders’ equity adjusted for the aggregate impact of certain items included in other comprehensive income (loss) (“common equity tier 1 capital”), plus qualifying preferred stock, trust preferred securities and noncontrolling interests in consolidated subsidiaries subject to certain limitations. Total risk-based capital includes Tier 1 capital and other items such as subordinated debt and the allowance for credit losses. Capital measures are stated as a percentage of risk-weighted assets, which are measured based on their perceived credit risks and include certain off-balance sheet exposures, such as unfunded loan commitments, letters of credit, and derivative contracts. Beginning in 2022, the Company began to phase into its regulatory capital requirements the cumulative deferred impact of its 2020 adoption of the accounting guidance related to the impairment of financial instruments based on the CECL methodology plus 25 percent of its quarterly credit reserve increases during 2020 and 2021. This cumulative deferred impact was phased into the Company’s regulatory capital during 2022 through 2024, culminating with a fully phased in regulatory capital calculation beginning in 2025.
The Company is also subject to leverage ratio requirements, which is defined as Tier 1 capital as a percentage of adjusted average assets under the standardized approach and Tier 1 capital as a percentage of total on- and off-balance sheet leverage exposure under more risk-sensitive advanced approaches.

The following table provides a summary of the regulatory capital requirements in effect, along with the actual components and ratios for the Company and its bank subsidiaries:

	U.S. Bancorp		U.S. Bank National Association
At December 31 (Dollars in Millions)	2024	2023	2024	2023
Basel III Standardized Approach:
Common equity tier 1 capital	$47,877	$44,947	$59,866	$58,194
Tier 1 capital	55,129	52,199	60,311	58,638
Total risk-based capital	64,375	61,921	69,947	68,817
Risk-weighted assets	450,498	453,390	443,426	445,829
Common equity tier 1 capital as a percent of risk-weighted assets	10.6%	9.9%	13.5%	13.1%
Tier 1 capital as a percent of risk-weighted assets	12.2	11.5	13.6	13.2
Total risk-based capital as a percent of risk-weighted assets	14.3	13.7	15.8	15.4
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	8.3	8.1	9.3	9.2
Tier 1 capital as a percent of total on- and off-balance sheet leverage exposure (total leverage exposure ratio)	6.8	6.6	7.6	7.5

	U.S. Bancorp		U.S. Bank National Association
December 31, 2024	Minimum(a)	Well- Capitalized	Minimum(a)	Well- Capitalized
Bank Regulatory Capital Requirements
Common equity tier 1 capital as a percent of risk-weighted assets	7.6%	6.5%	7.0%	6.5%
Tier 1 capital as a percent of risk-weighted assets	9.1	8.0	8.5	8.0
Total risk-based capital as a percent of risk-weighted assets	11.1	10.0	10.5	10.0
Tier 1 capital as a percent of adjusted quarterly average assets (leverage ratio)	4.0	5.0	4.0	5.0
Tier 1 capital as a percent of total on- and off-balance sheet leverage exposure (total leverage exposure ratio)(b)	3.0		3.0	3.0
(a)The minimum common equity tier 1 capital, tier 1 capital and total risk-based capital ratio requirements reflect a capital conservation buffer. Banks and financial services holding companies must maintain minimum capital levels, including a capital conservation buffer, to avoid limitations on capital distributions and certain discretionary compensation payments. At December 31, 2024, U.S. Bancorp had a capital conservation buffer requirement of 3.1 percent, resulting from the Federal Reserve’s stress capital buffer requirement determined during its 2024 stress testing process, while U.S. Bank National Association had a capital conservation buffer requirement of 2.5 percent. U.S. Bancorp and U.S. Bank National Association were both subject to a capital conservation buffer requirement of 2.5 percent at December 31, 2023.
(b)A minimum "well-capitalized" threshold does not apply to U.S. Bancorp for this ratio as it is not formally defined under applicable banking regulations for bank holding companies.
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

The Series A Preferred Securities will be redeemable, in whole or in part, at the option of USB Realty Corp. on each fifth anniversary after the dividend payment date occurring in January 2012. Any redemption will be subject to the approval of the Office of the Comptroller of the Currency (“OCC”). During 2016, the Company purchased 500 shares of the Series A Preferred Securities held by third-party investors. As of December 31, 2024, 4,500 shares of the Series A Preferred Securities remain outstanding.

102 U.S. Bancorp 2024 Annual Report

NOTE 15	Earnings Per Share
The components of earnings per share were:

Year Ended December 31 (Dollars and Shares in Millions, Except Per Share Data)	2024	2023	2022
Net income attributable to U.S. Bancorp	$6,299	$5,429	$5,825
Preferred dividends	(352)	(350)	(296)
Earnings allocated to participating stock awards	(38)	(28)	(28)
Net income applicable to U.S. Bancorp common shareholders	$5,909	$5,051	$5,501
Average common shares outstanding	1,560	1,543	1,489
Net effect of the exercise and assumed purchase of stock awards	1	—	1
Average diluted common shares outstanding	1,561	1,543	1,490
Earnings per common share	$3.79	$3.27	$3.69
Diluted earnings per common share	$3.79	$3.27	$3.69
Options outstanding at December 31, 2024, 2023 and 2022, to purchase 1 million, 3 million and 1 million common shares, respectively, were not included in the computation of diluted earnings per share for the years ended December 31, 2024, 2023 and 2022, because they were antidilutive.

NOTE 16	Employee Benefits
Employee Retirement Savings Plan The Company has a defined contribution retirement savings plan that covers substantially all its employees. Qualified employees are allowed to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested at their direction among a variety of investment alternatives. Employee contributions are 100 percent matched by the Company, up to four percent of each employee’s eligible annual compensation. The Company’s matching contribution vests immediately and is invested in the same manner as each employee’s future contribution elections. Total expense for the Company’s matching contributions was $262 million, $254 million and $211 million in 2024, 2023 and 2022, respectively.
Pension and Postretirement Welfare Plans The Company has tax qualified noncontributory defined benefit pension plans, nonqualified pension plans and postretirement welfare plans.
Pension Plans The funded tax qualified noncontributory defined benefit pension plans provide benefits to substantially all the Company’s employees. Participants receive annual cash balance pay credits based on eligible pay multiplied by a percentage determined by their age and/or years of service, as defined by the plan documents. Participants also receive an annual interest credit. Generally, employees become vested upon completing three years of vesting service. The Company did not contribute to its qualified pension plans in 2024 and 2023 and does not expect to contribute to the plans in 2025.
The Company also maintains two non-qualified plans that are unfunded and provide benefits to certain employees. The assumptions used in computing the accumulated benefit obligation, the projected benefit obligation and net pension expense are substantially consistent with those assumptions used for the funded qualified plans. In 2025, the Company expects to contribute approximately $49 million to its non-qualified pension plans, which equals the 2025 expected benefit payments.
Postretirement Welfare Plans In addition to providing pension benefits, the Company has a funded postretirement welfare plan available to certain eligible participants based on their hire or retirement date. The plan is closed to new participants. In 2025, the Company does not expect to contribute to its postretirement welfare plan.

The following table summarizes the changes in benefit obligations and plan assets for the years ended December 31, and the funded status and amounts recognized in the Consolidated Balance Sheet at December 31 for the pension plans:

(Dollars in Millions)	2024	2023
Change In Projected Benefit Obligation(a)
Benefit obligation at beginning of measurement period	$7,278	$6,617
Service cost	219	223
Interest cost	376	370
Plan amendments	—	(23)
Actuarial (gain) loss	(443)	398
Lump sum settlements	(118)	(94)
Benefit payments	(243)	(213)
Benefit obligation at end of measurement period(b)	$7,069	$7,278
Change In Fair Value Of Plan Assets
Fair value at beginning of measurement period	$7,779	$7,375
Actual return on plan assets	381	658
Employer contributions	35	28
Lump sum settlements	(118)	(94)
Benefit payments	(243)	(213)
Acquisitions(c)	—	25
Fair value at end of measurement period	$7,834	$7,779
Funded Status	$765	$501
Components Of The Consolidated Balance Sheet
Noncurrent benefit asset	$1,329	$1,072
Current benefit liability	(48)	(26)
Noncurrent benefit liability	(516)	(545)
Recognized amount	$765	$501
Accumulated Other Comprehensive Income (Loss), Pretax
Net actuarial loss	$(1,359)	$(1,607)
Net prior service credit	30	34
Recognized amount	$(1,329)	$(1,573)
Note: At December 31, 2024 and 2023, the postretirement welfare plans projected benefit obligation was $41 million and $49 million, respectively, the fair value of plan assets was $47 million and $45 million, respectively, and the amount recognized in accumulated other comprehensive income (loss), pretax was $51 million and $52 million, respectively.
(a)The decrease in the projected benefit obligation for 2024 was primarily due to a higher discount rate and the increase for 2023 was primarily due to a lower discount rate.
(b)At December 31, 2024 and 2023, the accumulated benefit obligation for all pension plans was $6.6 billion and $6.8 billion, respectively.
(c)The increase in 2023 plan assets was related to the 2022 MUB acquisition.
The following table provides information for pension plans with benefit obligations in excess of plan assets at December 31:

(Dollars in Millions)	2024	2023
Plans with Projected Benefit Obligations in Excess of Plan Assets
Projected benefit obligation	$564	$571
Fair value of plan assets	—	—
Plans with Accumulated Benefit Obligations in Excess of Plan Assets
Accumulated benefit obligation	$525	$530
Fair value of plan assets	—	—

104 U.S. Bancorp 2024 Annual Report

The following table sets forth the components of net periodic pension cost and other amounts recognized in accumulated other comprehensive income (loss) for the years ended December 31 for the pension plans:

(Dollars in Millions)	2024	2023	2022
Components Of Net Periodic Pension Cost
Service cost	$219	$223	$280
Interest cost	376	370	248
Expected return on plan assets	(585)	(546)	(481)
Prior service credit amortization	(4)	(1)	(2)
Actuarial loss amortization	9	5	140
Net periodic pension cost	$15	$51	$185
Other Changes In Plan Assets And Benefit Obligations Recognized In Other Comprehensive Income (Loss)
Net actuarial (loss) gain arising during the year	$239	$(286)	$523
Net actuarial loss amortized during the year	9	5	140
Net prior service credit (cost) arising during the year	—	23	(2)
Net prior service credit amortized during the year	(4)	(1)	(2)
Total recognized in other comprehensive income (loss)	$244	$(259)	$659
Total recognized in net periodic pension cost and other comprehensive income (loss)	$229	$(310)	$474
Note: The net periodic benefit for the postretirement welfare plans was $7 million, $10 million and $9 million for the years end December 31, 2024, 2023 and 2022, respectively. The total of other amounts recognized as other comprehensive loss was $1 million, $10 million and $5 million for the years ended December 31, 2024, 2023 and 2022, respectively.
The following table sets forth weighted-average assumptions used to determine the pension plans projected benefit obligations at December 31:

	2024	2023
Discount rate	5.77%	5.12%
Cash balance interest crediting rate	3.71	3.04
Rate of compensation increase(a)	3.52	3.72
(a)Determined on an active liability-weighted basis.
The following table sets forth weighted-average assumptions used to determine net periodic pension cost for the years ended December 31:

	2024	2023	2022
Discount rate	5.12%	5.55%	3.00%
Cash balance interest crediting rate	3.04	3.36	3.00
Expected return on plan assets(a)	7.00	6.75	6.50
Rate of compensation increase(b)	3.72	4.13	3.56
(a)With the help of an independent pension consultant, the Company considers several sources when developing its expected long-term rates of return on plan assets assumptions, including, but not limited to, past returns and estimates of future returns given the plans' asset allocation, economic conditions, and peer group long-term rate of return information. The Company determines its expected long-term rates of return reflecting current economic conditions and plan assets.
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
At both December 31, 2024 and 2023, plan assets included an asset management arrangement with a related party totaling approximately $63 million.
In addition to cash and cash equivalents, the qualified pension plans invest in funds that do not have readily determinable fair values. These funds are valued based on net asset values provided by the fund trustee or administrator as a practical expedient.
The following table summarizes the pension plans investment assets at December 31:

(Dollars in Millions)	2024	2023
Cash and cash equivalents	$63	$68
Collective investment funds
Domestic equity securities	1,788	1,546
Mid-small cap equity securities	474	406
International equity securities	968	981
Real estate securities	171	142
Fixed income	1,958	2,295
Real estate funds(a)	733	746
Hedge funds(b)	354	412
Private equity funds(c)	1,325	1,183
Total plan investment assets at fair value	$7,834	$7,779
(a)This category consists of several investment strategies diversified across several real estate managers.
(b)This category consists of several investment strategies diversified across several hedge fund managers.
(c)This category consists of several investment strategies diversified across several private equity fund managers.
The following benefit payments are expected to be paid from the pension plans for the years ended December 31:

(Dollars in Millions)
2025	$386
2026	394
2027	428
2028	451
2029	470
2030-2034	2,623

106 U.S. Bancorp 2024 Annual Report

NOTE 17	Stock-Based Compensation
As part of its employee and director compensation programs, the Company currently may grant certain stock awards under the provisions of its stock incentive plan. The plan provides for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant. Option grants are generally exercisable up to ten years from the date of grant. In addition, the plan provides for grants of shares of common stock or stock units that are subject to restriction on transfer prior to vesting. Most stock and unit awards vest over three to five years and are subject to forfeiture if certain vesting requirements are not met. Stock incentive plans of acquired companies are generally terminated at the merger closing dates. Participants under such plans receive the Company’s common stock, options to buy the Company’s common stock, or long term cash incentives, based on the conversion terms of the various merger agreements. At December 31, 2024, there were 46 million shares (subject to adjustment for forfeitures) available for grant under the Company’s stock incentive plan.
Stock Option Awards
The following is a summary of stock options outstanding and exercised under prior and existing stock incentive plans of the Company:

Year Ended December 31	Stock Options/Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)

2024
Number outstanding at beginning of period	2,838,285	$45.28
Exercised	(769,636)	42.04
Cancelled(a)	(20,402)	46.15
Number outstanding at end of period(b)	2,048,247	$46.49	1.4	$3
Exercisable at end of period	2,048,247	$46.49	1.4	$3
2023
Number outstanding at beginning of period	3,253,090	$44.42
Exercised	(399,329)	38.15
Cancelled(a)	(15,476)	47.88
Number outstanding at end of period(b)	2,838,285	$45.28	2.0	$—
Exercisable at end of period	2,838,285	$45.28	2.0	$—
2022
Number outstanding at beginning of period	3,890,131	$42.58
Exercised	(624,729)	32.87
Cancelled(a)	(12,312)	50.97
Number outstanding at end of period(b)	3,253,090	$44.42	2.7	$—
Exercisable at end of period	3,253,090	$44.42	2.7	$—
Note: The Company did not grant any stock option awards during 2024, 2023, and 2022.
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

The following summarizes certain stock option activity of the Company:

Year Ended December 31 (Dollars in Millions)	2024	2023	2022
Fair value of options vested	$—	$—	$—
Intrinsic value of options exercised	3	2	15
Cash received from options exercised	32	15	21
Tax benefit realized from options exercised	1	1	4
Additional information regarding stock options outstanding as of December 31, 2024, is as follows:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Shares	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
$35.01—$40.00	915,364	1.1	$39.49	915,364	$39.49
$40.01—$45.00	299,092	0.1	44.30	299,092	44.30
$45.01—$50.00	—	—	—	—	—
$50.01—$55.01	833,791	2.1	54.96	833,791	54.96
	2,048,247	1.4	$46.49	2,048,247	$46.49
Restricted Stock and Unit Awards
A summary of the status of the Company’s restricted shares of stock and unit awards is presented below:

	2024		2023		2022
Year Ended December 31	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at beginning of period	8,316,571	$48.42	6,880,826	$52.59	6,812,753	$51.04
Granted	6,107,976	42.12	5,565,634	45.87	4,109,793	55.62
Vested	(4,680,480)	48.52	(3,872,874)	52.05	(3,690,666)	52.88
Cancelled	(502,680)	44.06	(257,015)	50.00	(351,054)	54.95
Outstanding at end of period	9,241,387	$44.45	8,316,571	$48.42	6,880,826	$52.59
The total fair value of shares vested was $208 million, $180 million and $198 million for the years ended December 31, 2024, 2023 and 2022, respectively. Stock-based compensation expense was $232 million, $224 million and $202 million for the years ended December 31, 2024, 2023 and 2022, respectively. On an after-tax basis, stock-based compensation was $173 million, $167 million and $152 million for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, there was $169 million of total unrecognized compensation cost related to nonvested share-based arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 1.8 years as compensation expense.

108 U.S. Bancorp 2024 Annual Report

NOTE 18	Income Taxes
The components of income tax expense were:

Year Ended December 31 (Dollars in Millions)	2024	2023	2022
Federal
Current	$1,272	$1,434	$1,366
Deferred	(6)	(326)	(108)
Federal income tax	1,266	1,108	1,258
State
Current	279	482	401
Deferred	35	(183)	(196)
State income tax	314	299	205
Total income tax provision	$1,580	$1,407	$1,463
A reconciliation of expected income tax expense at the federal statutory rate of 21 percent to the Company’s applicable income tax expense follows:

Year Ended December 31 (Dollars in Millions)	2024	2023	2022
Tax at statutory rate	$1,661	$1,442	$1,533
State income tax, at statutory rates, net of federal tax benefit	385	322	305
Tax effect of
Tax credits and benefits, net of related expenses	(393)	(272)	(273)
Tax-exempt income	(144)	(142)	(121)
Exam Resolutions	(106)	(35)	—
Revaluation of tax related assets and liabilities(a)	(8)	15	(79)
Nondeductible legal and regulatory expenses	57	76	37
Other items	128	1	61
Applicable income taxes	$1,580	$1,407	$1,463
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
In preparing its tax returns, the Company is required to interpret complex tax laws and regulations and utilize income and cost allocation methods to determine its taxable income. On an ongoing basis, the Company is subject to examinations by federal, state, local and foreign taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed and matters are resolved. Federal tax examinations for all years ending through December 31, 2020 are completed and resolved. The Company’s tax returns for the years ended December 31, 2021 through December 31, 2022 are under examination by the Internal Revenue Service. The years open to examination by foreign, state and local government authorities vary by jurisdiction.
A reconciliation of the changes in the federal, state and foreign uncertain tax position balances are summarized as follows:

Year Ended December 31 (Dollars in Millions)	2024	2023	2022
Balance at beginning of period	$350	$513	$487
Additions for tax positions taken in prior years	32	141	35
Additions for tax positions taken in the current year	6	3	3
Exam resolutions	(131)	(302)	(8)
Statute expirations	(1)	(5)	(4)
Balance at end of period	$256	$350	$513

The total amount of uncertain tax positions that, if recognized, would impact the effective income tax rate as of December 31, 2024, 2023 and 2022, were $206 million, $276 million and $294 million, respectively. The Company classifies interest and penalties related to uncertain tax positions as a component of income tax expense. At December 31, 2024, the Company’s uncertain tax position balance included $27 million of accrued interest and penalties. During the years ended December 31, 2024,
2023 and 2022 the Company recorded approximately $(13) million, $(11) million and $7 million, respectively, in interest and penalties on uncertain tax positions.
Deferred income tax assets and liabilities reflect the tax effect of estimated temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.
The significant components of the Company’s net deferred tax asset (liability) follows:

At December 31 (Dollars in Millions)	2024	2023
Deferred Tax Assets
Securities available-for-sale and financial instruments	$3,129	$3,231
Federal, state and foreign net operating loss, credit carryforwards and other carryforwards	2,772	2,836
Allowance for credit losses	2,086	2,051
Loans	869	1,013
Accrued expenses	767	838
Obligation for operating leases	341	348
Partnerships and other investment assets	264	271
Stock compensation	89	87
Other deferred tax assets, net	383	370
Gross deferred tax assets	10,700	11,045
Deferred Tax Liabilities
Goodwill and other intangible assets	(1,362)	(1,450)
Leasing activities	(1,273)	(1,455)
Mortgage servicing rights	(789)	(758)
Right of use operating leases	(297)	(301)
Pension and postretirement benefits	(184)	(115)
Fixed assets	(28)	(44)
Other deferred tax liabilities, net	(125)	(168)
Gross deferred tax liabilities	(4,058)	(4,291)
Valuation allowance	(389)	(364)
Net Deferred Tax Asset	$6,253	$6,390
The Company has approximately $3.0 billion of federal, state and foreign net operating loss carryforwards which expire at various times beginning in 2025. A substantial portion of these carryforwards relate to state-only net operating losses, for which the related deferred tax asset is subject to a full valuation allowance as the carryforwards are not expected to be realized within the carryforward period. Management has determined it is more likely than not the other net deferred tax assets could be realized through carry back to taxable income in prior years, future reversals of existing taxable temporary differences and future taxable income.
In addition, the Company has $1.2 billion of federal credit carryforwards which expire at various times through 2044 which are not subject to a valuation allowance as management believes that it is more likely than not that the credits will be utilized within the carryforward period.

At December 31, 2024, retained earnings included approximately $102 million of base year reserves of acquired thrift institutions, for which no deferred federal income tax liability has been recognized. These base year reserves would be recaptured if certain subsidiaries of the Company cease to qualify as a bank for federal income tax purposes. The base year reserves also remain subject to income tax penalty provisions that, in general, require recapture upon certain stock redemptions of, and excess distributions to, stockholders.

110 U.S. Bancorp 2024 Annual Report

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
Cash Flow Hedges These derivatives are interest rate swaps the Company uses to hedge the forecasted cash flows from its underlying variable-rate loans and debt. Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income (loss) until the cash flows of the hedged items are realized. If a derivative designated as a cash flow hedge is terminated or ceases to be highly effective, the gain or loss in other comprehensive income (loss) is amortized to earnings over the period the forecasted hedged transactions impact earnings. If a hedged forecasted transaction is no longer probable, hedge accounting is ceased and any gain or loss included in other comprehensive income (loss) is reported in earnings immediately, unless the forecasted transaction is at least reasonably possible of occurring, whereby the amounts remain within other comprehensive income (loss). At December 31, 2024, the Company had $553 million (net-of-tax) of realized and unrealized losses on derivatives classified as cash flow hedges recorded in other comprehensive income (loss), compared with $242 million (net-of-tax) of realized and unrealized losses at December 31, 2023. The estimated amount to be reclassified from other comprehensive income (loss) into earnings during the next 12 months is a loss of $222 million
(net-of-tax). All cash flow hedges were highly effective for the year ended December 31, 2024.
Net Investment Hedges The Company uses forward commitments to sell specified amounts of certain foreign currencies, and non-derivative debt instruments, to hedge the volatility of its net investment in foreign operations driven by fluctuations in foreign currency exchange rates. The carrying amount of non-derivative debt instruments designated as net investment hedges was $1.3 billion at December 31, 2024 and December 31, 2023.
Other Derivative Positions The Company enters into free-standing derivatives to mitigate interest rate risk and for other risk management purposes. These derivatives include forward commitments to sell TBAs and other commitments to sell residential mortgage loans, which are used to economically hedge the interest rate risk related to MLHFS and unfunded mortgage loan commitments. The Company also enters into interest rate swaps, swaptions, forward commitments to buy TBAs, U.S. Treasury and Eurodollar futures and options on U.S. Treasury futures to economically hedge the change in the fair value of the Company’s MSRs. The Company enters into foreign currency forwards to economically hedge remeasurement gains and losses the Company recognizes on foreign currency denominated assets and liabilities. The Company also enters into interest rate swaps as economic hedges of fair value option elected deposits and long-term debt. In addition, the Company acts as a seller and buyer of interest rate, foreign exchange and commodity contracts for its customers. The Company mitigates the market, funding and liquidity risk associated with these customer derivatives by entering into similar offsetting positions with broker-dealers, or on a portfolio basis by entering into other derivative or non-derivative financial instruments that partially or fully offset the exposure to earnings from these customer-related positions. The Company’s customer derivatives and related hedges are monitored and reviewed by the Company’s Market Risk Committee, which establishes policies for market risk management, including exposure limits for each portfolio. The Company also has derivative contracts that are created through its operations, including certain unfunded mortgage loan commitments and swap agreements related to the sale of a portion of its Class B common and preferred shares of Visa Inc. Refer to Note 22 for further information on these swap agreements. The Company uses credit derivatives to economically hedge the credit risk on its derivative positions and loan portfolios.

The following table summarizes the asset and liability management derivative positions of the Company at December 31:

	2024			2023
	Notional Value	Fair Value		Notional Value	Fair Value
(Dollars in Millions)		Assets	Liabilities		Assets	Liabilities
Fair value hedges
Interest rate contracts
Receive fixed/pay floating swaps	$10,600	$—	$—	$12,100	$—	$16
Pay fixed/receive floating swaps	29,739	—	—	24,139	—	—
Cash flow hedges
Interest rate contracts
Receive fixed/pay floating swaps	28,550	—	—	18,400	—	—
Net investment hedges
Foreign exchange forward contracts	870	7	—	854	—	10
Other economic hedges
Interest rate contracts
Futures and forwards
Buy	5,436	8	30	5,006	29	5
Sell	2,711	10	1	4,501	7	34
Options
Purchased	7,810	186	—	6,085	237	—
Written	1,991	8	47	3,696	14	75
Receive fixed/pay floating swaps	9,977	45	23	7,029	9	3
Pay fixed/receive floating swaps	2,371	—	—	3,801	—	—
Foreign exchange forward contracts	702	4	4	734	2	5
Equity contracts	293	—	9	227	2	—
Credit contracts	3,558	—	29	2,620	1	—
Other (a)	1,084	7	78	2,136	11	93
Total	$105,692	$275	$221	$91,328	$312	$241
(a)Includes derivative liability swap agreements related to the sale of a portion of the Company’s Class B common and preferred shares of Visa Inc. The Visa swap agreements had a total notional value and fair value of $1.0 billion and $78 million at December 31, 2024, respectively, compared to $2.0 billion and $91 million at December 31, 2023, respectively. In addition, includes short-term underwriting purchase and sale commitments with total notional value of $28 million at December 31, 2023.

112 U.S. Bancorp 2024 Annual Report

The following table summarizes the customer-related derivative positions of the Company at December 31:

	2024			2023
	Notional Value	Fair Value		Notional Value	Fair Value
(Dollars in Millions)		Assets	Liabilities		Assets	Liabilities
Interest rate contracts
Receive fixed/pay floating swaps	$413,841	$462	$4,485	$363,375	$791	$4,395
Pay fixed/receive floating swaps	363,837	2,342	153	330,539	1,817	280
Other(a)	72,503	17	34	82,209	17	51
Options
Purchased	96,238	414	2	102,423	1,026	18
Written	90,572	12	574	97,690	20	1,087
Foreign exchange rate contracts
Forwards, spots and swaps	113,718	2,441	2,232	121,119	2,252	1,942
Options
Purchased	497	14	—	1,532	28	—
Written	497	—	14	1,532	—	28
Commodity contracts
Swaps	8,224	199	180	2,498	116	110
Options
Purchased	3,921	233	2	1,936	151	—
Written	3,921	3	233	1,936	—	151
Futures
Buy	1	—	—	—	—	—
Sell	166	25	27	—	—	—
Credit contracts	13,670	—	3	13,053	1	6
Total	$1,181,606	$6,162	$7,939	$1,119,842	$6,219	$8,068
(a)Primarily represents floating rate interest rate swaps that pay based on differentials between specified interest rate indexes.
The table below shows the effective portion of the gains (losses) recognized in other comprehensive income (loss) and the gains (losses) reclassified from other comprehensive income (loss) into earnings (net-of-tax) for the years ended December 31:

	Gains (Losses) Recognized in Other Comprehensive Income (Loss)			Gains (Losses) Reclassified from Other Comprehensive Income (Loss) into Earnings
(Dollars in Millions)	2024	2023	2022	2024	2023	2022
Asset and Liability Management Positions
Cash flow hedges
Interest rate contracts	$(503)	$(187)	$(56)	$(192)	$(59)	$(27)
Net investment hedges
Foreign exchange forward contracts	121	(11)	42	—	—	—
Non-derivative debt instruments	85	(33)	59	—	—	—
Note: The Company does not exclude components from effectiveness testing for cash flow and net investment hedges.

The table below shows the effect of fair value and cash flow hedge accounting on the Consolidated Statement of Income for the years ended December 31:

	Interest Income			Interest Expense
(Dollars in Millions)	2024	2023	2022	2024	2023	2022
Total amount of income and expense line items presented in the Consolidated Statement of Income in which the effects of fair value or cash flow hedges are recorded	$31,666	$30,007	$17,945	$15,377	$12,611	$3,217
Asset and Liability Management Positions
Fair value hedges
Interest rate contract derivatives	508	(430)	138	95	(458)	482
Hedged items	(508)	427	(139)	(98)	461	(486)
Cash flow hedges
Interest rate contract derivatives	(230)	(52)	—	28	28	—
Note: The Company does not exclude components from effectiveness testing for fair value and cash flow hedges. The Company reclassified losses of $28 million, $28 million and $36 million into earnings during the years ended December 31, 2024, 2023 and 2022, respectively, as a result of realized cash flows on discontinued cash flow hedges. No amounts were reclassified into earnings on discontinued cash flow hedges because it is probable the original hedged forecasted cash flows will not occur.
The table below shows cumulative hedging adjustments and the carrying amount of assets and liabilities currently designated in fair value hedges at December 31:

	Carrying Amount of the Hedged Assets and Liabilities		Cumulative Hedging Adjustment
(Dollars in Millions)	2024	2023	2024	2023
Line Item in the Consolidated Balance Sheet
Available-for-sale investment securities(a)	$29,005	$23,924	$(464)	$(93)
Long-term debt	10,632	12,034	39	(32)
Note: The table above excludes the cumulative hedging adjustment related to discontinued hedging relationships on available-for-sale investment securities and long-term debt of $(72) million and $(149) million, respectively, at December 31, 2024, compared with $(18) million and $(116) million at December 31, 2023, respectively. The carrying amount of available-for-sale investment securities and long-term debt related to discontinued hedging relationships was $6.8 billion and $14.9 billion, respectively, at December 31, 2024, compared with $830 million and $7.2 billion at December 31, 2023, respectively.
(a)Includes amounts related to available-for-sale investment securities currently designated as the hedged item in a fair value hedge using the portfolio layer method. At December 31, 2024, the amortized cost of the closed portfolios used in these hedging relationships was $17.5 billion, of which $11.6 billion was designated as hedged. At December 31, 2024, the cumulative amount of basis adjustments associated with these hedging relationships was $13 million. At December 31, 2023, the amortized cost of the closed portfolios used in these hedging relationships was $15.6 billion, of which $9.6 billion was designated as hedged. At December 31, 2023, the cumulative amount of basis adjustments associated with these hedging relationships was $335 million.

114 U.S. Bancorp 2024 Annual Report

The table below shows the gains (losses) recognized in earnings for other economic hedges and the customer-related positions for the years ended December 31:

(Dollars in Millions)	Location of Gains (Losses) Recognized in Earnings	2024	2023	2022
Asset and Liability Management Positions
Other economic hedges
Interest rate contracts
Futures and forwards	Mortgage banking revenue	$5	$71	$407
Purchased and written options	Mortgage banking revenue	195	89	1
Swaps	Mortgage banking revenue/Other noninterest income/Interest expense	(201)	(19)	(1,010)
Foreign exchange forward contracts	Other noninterest income	23	(7)	(1)
Equity contracts	Compensation expense	(4)	(8)	(8)
Credit contracts	Commercial products revenue	(21)	—	—
Other	Other noninterest income	(147)	1	(181)
Customer-Related Positions
Interest rate contracts
Swaps	Commercial products revenue	280	185	98
Purchased and written options	Commercial products revenue	(58)	45	20
Futures	Commercial products revenue	—	(1)	30
Foreign exchange rate contracts
Forwards, spots and swaps	Commercial products revenue	215	195	100
Purchased and written options	Commercial products revenue	—	1	1
Commodity contracts
Swaps	Commercial products revenue	16	6	—
Purchased and written options	Commercial products revenue	6	—	—
Credit contracts	Commercial products revenue	(3)	1	20
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

The Company’s collateral arrangements are predominately bilateral and, therefore, contain provisions that require collateralization of the Company’s net liability derivative positions. Required collateral coverage is based on net liability thresholds and may be contingent upon the Company’s credit rating from two of the nationally recognized statistical rating organizations. If the Company’s credit rating were to fall below credit ratings thresholds established in the collateral arrangements, the counterparties to the derivatives could request immediate additional collateral coverage up to and including full collateral coverage for derivatives in a net liability position. The aggregate fair value of all derivatives under collateral arrangements that were in a net liability position at December 31, 2024, was $2.3 billion. At December 31, 2024, the Company had $1.9 billion of cash posted as collateral against this net liability position.

NOTE 20	Netting Arrangements for Certain Financial Instruments and Securities Financing Activities

The Company’s derivative portfolio consists of bilateral over-the-counter trades, certain interest rate derivatives and credit contracts required to be centrally cleared through clearinghouses per current regulations, and exchange-traded positions which may include U.S. Treasury and Eurodollar futures or options on U.S. Treasury futures. Of the Company’s $1.3 trillion total notional amount of derivative positions at December 31, 2024, $576.7 billion related to bilateral over-the-counter trades, $709.5 billion related to those centrally cleared through clearinghouses and $1.2 billion related to those that were exchange-traded. The Company’s derivative contracts typically include offsetting rights (referred to as netting arrangements), and depending on expected volume, credit risk, and counterparty preference, collateral maintenance may be required. For all derivatives under collateral support arrangements, fair value is determined daily and, depending on the collateral maintenance requirements, the Company and a counterparty may receive or deliver collateral, based upon the net fair value of all derivative positions between the Company and the counterparty. Collateral is typically cash, but securities may be allowed under collateral arrangements with certain counterparties. Receivables and payables related to cash collateral are included in other assets and other liabilities on the Consolidated Balance Sheet, along with the related derivative asset and liability fair values. Any securities pledged to counterparties as collateral remain on the Consolidated Balance Sheet. Securities received from counterparties as collateral are not recognized on the Consolidated Balance Sheet, unless the counterparty defaults. In general, securities used as collateral can be sold, repledged or otherwise used by the party in possession. No restrictions exist on the use of cash collateral by either party. Refer to Note 19 for further discussion of the Company’s derivatives, including collateral arrangements.
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
Securities transferred to counterparties under repurchase agreements and securities loaned transactions continue to be recognized on the Consolidated Balance Sheet, are measured at fair value, and are included in investment securities or other assets. Securities received from counterparties under reverse repurchase agreements and securities borrowed transactions are not recognized on the Consolidated Balance Sheet unless the counterparty defaults. The securities transferred under repurchase and reverse repurchase transactions typically are U.S. Treasury and agency securities, residential agency mortgage-backed securities, corporate debt securities or asset-backed securities. The securities loaned or borrowed typically are corporate debt securities traded by the Company’s primary broker-dealer subsidiary. In general, the securities transferred can be sold, repledged or otherwise used by the party in possession. No restrictions exist on the use of cash collateral by either party. Repurchase/reverse repurchase and securities loaned/borrowed transactions expose the Company to counterparty risk. The Company manages this risk by performing assessments, independent of business line managers, and establishing concentration limits on each counterparty. Additionally, these transactions include collateral arrangements that require the fair values of the underlying securities to be determined daily, resulting in cash being obtained from or refunded to counterparties to maintain specified collateral levels.

116 U.S. Bancorp 2024 Annual Report

The following table summarizes the maturities by category of collateral pledged for repurchase agreements and securities loaned transactions:

(Dollars in Millions)	Overnight and Continuous	Less Than 30 Days	30-89 Days	Greater Than 90 Days	Total
December 31, 2024
Repurchase agreements
U.S. Treasury and agencies	$5,918	$—	$—	$—	$5,918
Residential agency mortgage-backed securities	319	—	—	—	319
Corporate debt securities	1,116	—	—	—	1,116
Asset-backed securities	270	22	—	—	292
Total repurchase agreements	7,623	22	—	—	7,645
Securities loaned
Corporate debt securities	90	—	—	—	90
Total securities loaned	90	—	—	—	90
Gross amount of recognized liabilities	$7,713	$22	$—	$—	$7,735
December 31, 2023
Repurchase agreements
U.S. Treasury and agencies	$2,375	$—	$—	$—	$2,375
Residential agency mortgage-backed securities	338	—	—	—	338
Corporate debt securities	821	—	—	—	821
Asset-backed securities	—	45	—	—	45
Total repurchase agreements	3,534	45	—	—	3,579
Securities loaned
Corporate debt securities	290	—	—	—	290
Total securities loaned	290	—	—	—	290
Gross amount of recognized liabilities	$3,824	$45	$—	$—	$3,869
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

The following tables provide information on the Company’s netting adjustments, and items not offset on the Consolidated Balance Sheet but available for offset in the event of default:

(Dollars in Millions)	Gross Recognized Assets	Gross Amounts Offset on the Consolidated Balance Sheet(a)	Net Amounts Presented on the Consolidated Balance Sheet	Gross Amounts Not Offset on the Consolidated Balance Sheet
				Financial Instruments(b)	Collateral Received(c)	Net Amount
December 31, 2024
Derivative assets(d)	$6,422	$(2,979)	$3,443	$(177)	$(5)	$3,261
Reverse repurchase agreements	6,383	—	6,383	(851)	(5,508)	24
Securities borrowed	1,516	—	1,516	—	(1,453)	63
Total	$14,321	$(2,979)	$11,342	$(1,028)	$(6,966)	$3,348
December 31, 2023
Derivative assets(d)	$6,504	$(3,666)	$2,838	$(141)	$(3)	$2,694
Reverse repurchase agreements	2,513	—	2,513	(568)	(1,941)	4
Securities borrowed	1,802	—	1,802	(14)	(1,717)	71
Total	$10,819	$(3,666)	$7,153	$(723)	$(3,661)	$2,769
(a)Includes $1.9 billion and $1.6 billion of cash collateral related payables that were netted against derivative assets at December 31, 2024 and 2023, respectively.
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
(d)Excludes $15 million and $27 million at December 31, 2024 and 2023, respectively, of derivative assets not subject to netting arrangements.

(Dollars in Millions)	Gross Recognized Liabilities	Gross Amounts Offset on the Consolidated Balance Sheet(a)	Net Amounts Presented on the Consolidated Balance Sheet	Gross Amounts Not Offset on the Consolidated Balance Sheet		Net Amount
				Financial Instruments(b)	Collateral Pledged(c)
December 31, 2024
Derivative liabilities(d)	$8,081	$(2,949)	$5,132	$(177)	$—	$4,955
Repurchase agreements	7,645	—	7,645	(851)	(6,787)	7
Securities loaned	90	—	90	—	(88)	2
Total	$15,816	$(2,949)	$12,867	$(1,028)	$(6,875)	$4,964
December 31, 2023
Derivative liabilities(d)	$8,217	$(3,720)	$4,497	$(141)	$—	$4,356
Repurchase agreements	3,579	—	3,579	(568)	(3,008)	3
Securities loaned	290	—	290	(14)	(270)	6
Total	$12,086	$(3,720)	$8,366	$(723)	$(3,278)	$4,365
(a)Includes $1.9 billion and $1.7 billion of cash collateral related receivables that were netted against derivative liabilities at December 31, 2024 and 2023, respectively.
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
(d)Excludes $79 million and $92 million at December 31, 2024 and 2023, respectively, of derivative liabilities not subject to netting arrangements.

118 U.S. Bancorp 2024 Annual Report

NOTE 21	Fair Values of Assets and Liabilities
The Company uses fair value measurements for the initial recording of certain assets and liabilities, periodic remeasurement of certain assets and liabilities, and disclosures. Derivatives, trading and available-for-sale investment securities, MSRs, certain time deposits and structured long-term notes, and substantially all MLHFS are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans held for sale, loans held for investment and certain other assets. These nonrecurring fair value adjustments typically involve application of lower-of-cost-or-fair value accounting or impairment write-downs of individual assets. Other financial instruments, such as held-to-maturity investment securities, loans, the majority of time deposits, short-term borrowings and long-term debt, are accounted for at amortized cost. See “Fair Value of Financial Instruments” in this Note for further information on the estimated fair value of these other financial instruments. In accordance with disclosure guidance, certain financial instruments, such as deposits with no defined or contractual maturity, receivables and payables due in one year or less, insurance contracts and equity investments not accounted for at fair value, are excluded from this Note.
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
•Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 includes debt securities that are traded less frequently than exchange-traded instruments and which are typically valued using third party pricing services; derivative contracts and other assets and liabilities, including securities, and certain time deposits, and structured long-term notes, whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data; and MLHFS whose values are determined using quoted prices for similar assets or pricing models with inputs that are observable in the market or can be corroborated by observable market data.
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
Valuation Methodologies
The valuation methodologies used by the Company to measure financial assets and liabilities at fair value are described below. In addition, the following section includes an indication of the level of the fair value hierarchy in which the assets or liabilities are classified. Where appropriate, the descriptions include information about the valuation models and key inputs to those models. During the years ended December 31, 2024, 2023 and 2022, there were no significant changes to the valuation techniques used by the Company to measure fair value.
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
Mortgage Loans Held For Sale MLHFS measured at fair value, for which an active secondary market and readily available market prices exist, are initially valued at the transaction price and are subsequently valued by comparison to instruments with similar collateral and risk profiles. MLHFS are classified within Level 2. Included in mortgage banking revenue were net losses of $15 million, $46 million and $450 million for the years ended December 31, 2024, 2023 and 2022, respectively, from the changes to fair value of these MLHFS under fair value option accounting guidance. Changes in fair value due to instrument specific credit risk were immaterial. Interest income for MLHFS is measured based on contractual interest rates and reported as interest income on the Consolidated Statement of Income. Electing to measure MLHFS at fair value reduces certain timing differences and better matches changes in fair value of these assets with changes in the value of the derivative instruments used to economically hedge them without the burden of complying with the requirements for hedge accounting.
Time Deposits The Company elects the fair value option to account for certain time deposits that are hedged with derivatives that do not qualify for hedge accounting. Electing to measure these time deposits at fair value reduces certain timing differences and better matches changes in fair value of these deposits with changes in the value of the derivative instruments used to economically hedge them. The time deposits measured at fair value are valued using a discounted cash flow model that utilizes market observable inputs and are classified within Level 2. Included in interest expense on deposits were net gains of $4 million for both the years ended December 31, 2024 and 2023, from the changes in fair value of time deposits under fair value option accounting guidance.
Long-term Debt The Company elects the fair value option to account for certain structured notes that are hedged with derivatives that do not qualify for hedge accounting. Electing to measure these structured notes at fair value reduces certain timing differences and better matches changes in fair value of these notes with changes in the value of the derivative instruments use to economically hedge them. The structured notes measured at fair value are valued using a discounted cash flow model that utilizes market observable inputs and are classified within Level 2. The discount rate used in the discounted cash flow model incorporates the impact of the Company's credit spread, which is based on observable spreads in the secondary bond market. Changes in fair value attributable to instrument specific credit risk are recorded as debit valuation adjustments (“DVA”) in other comprehensive income (loss) with all other changes in fair value recorded in interest expense. Included in other comprehensive income (loss) and interest expense on long-term debt were net DVA gains of $1 million and net gains of $17 million, respectively, for the year ended December 31, 2024 from the changes in fair value of structured notes under fair value option account guidance.
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

120 U.S. Bancorp 2024 Annual Report

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
The following table shows the significant valuation assumption ranges for MSRs at December 31, 2024:

	Minimum	Maximum	Weighted- Average(a)
Expected prepayment	6%	18%	9%
Option adjusted spread	5	11	6
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
The following table shows the significant valuation assumption ranges for the Company’s derivative commitments to purchase and originate mortgage loans at December 31, 2024:

	Minimum	Maximum	Weighted- Average(a)
Expected loan close rate	25%	100%	83%
Inherent MSR value (basis points per loan)	63	196	116
(a)Determined based on the relative fair value of the related mortgage loans.
The significant unobservable input used in the fair value measurement of certain of the Company’s asset/liability and customer-related derivatives is the credit valuation adjustment related to the risk of counterparty nonperformance. A significant increase in the credit valuation adjustment would have resulted in a lower fair value measurement. A significant decrease in the credit valuation adjustment would have resulted in a higher fair value measurement. The credit valuation adjustment is impacted by changes in market rates, volatility, market implied credit spreads, and loss recovery rates, as well as the Company’s assessment of the counterparty’s credit position. At December 31, 2024, the minimum, maximum and weighted-average credit valuation adjustment as a percentage of the net fair value of the counterparty’s derivative contracts prior to adjustment was 0 percent, 6,313 percent and 2 percent, respectively.
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

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis:

(Dollars in Millions)	Level 1	Level 2	Level 3	Netting	Total
December 31, 2024
Available-for-sale securities
U.S. Treasury and agencies	$23,891	$4,496	$—	$—	$28,387
Mortgage-backed securities
Residential agency	—	33,281	—	—	33,281
Commercial
Agency	—	7,351	—	—	7,351
Non-agency	—	6	—	—	6
Asset-backed securities	—	7,165	—	—	7,165
Obligations of state and political subdivisions	—	9,552	—	—	9,552
Other	—	250	—	—	250
Total available-for-sale	23,891	62,101	—	—	85,992
Mortgage loans held for sale	—	2,251	—	—	2,251
Mortgage servicing rights	—	—	3,369	—	3,369
Derivative assets	27	5,208	1,202	(2,979)	3,458
Other assets	420	1,769	—	—	2,189
Total	$24,338	$71,329	$4,571	$(2,979)	$97,259
Time deposits	$—	$5,754	$—	$—	$5,754
Long-term debt	—	391	—	—	391
Derivative liabilities	27	5,131	3,002	(2,949)	5,211
Short-term borrowings and other liabilities(a)	475	1,460	—	—	1,935
Total	$502	$12,736	$3,002	$(2,949)	$13,291
December 31, 2023
Available-for-sale securities
U.S. Treasury and agencies	$14,787	$4,755	$—	$—	$19,542
Mortgage-backed securities
Residential agency	—	26,078	—	—	26,078
Commercial
Agency	—	7,343	—	—	7,343
Non-agency	—	6	—	—	6
Asset-backed securities	—	6,724	—	—	6,724
Obligations of state and political subdivisions	—	9,989	—	—	9,989
Other	—	24	—	—	24
Total available-for-sale	14,787	54,919	—	—	69,706
Mortgage loans held for sale	—	2,011	—	—	2,011
Mortgage servicing rights	—	—	3,377	—	3,377
Derivative assets	—	5,078	1,453	(3,666)	2,865
Other assets	550	1,991	—	—	2,541
Total	$15,337	$63,999	$4,830	$(3,666)	$80,500
Time Deposits	$—	$2,818	$—	$—	$2,818
Derivative liabilities	16	4,955	3,338	(3,720)	4,589
Short-term borrowings and other liabilities(a)	517	1,786	—	—	2,303
Total	$533	$9,559	$3,338	$(3,720)	$9,710
Note: Excluded from the table above are equity investments without readily determinable fair values. The Company has elected to carry these investments at historical cost, adjusted for impairment and any changes resulting from observable price changes for identical or similar investments of the issuer. The aggregate carrying amount of these equity investments was $159 million and $133 million at December 31, 2024 and 2023, respectively, and reflect no impairment or observable price change adjustment at December 31, 2024, compared with a cumulative impairment of $5 million and no observable price change adjustment at December 31, 2023. The Company recorded a $5 million impairment on these equity investments during 2023. The Company did not record any adjustments for observable price changes during 2024 and 2023.
(a)Primarily represents the Company’s obligation on securities sold short required to be accounted for at fair value per applicable accounting guidance.

122 U.S. Bancorp 2024 Annual Report

The following table presents the changes in fair value for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31:

(Dollars in Millions)	Beginning of Period Balance	Net Gains (Losses) Included in Net Income		Net Gains (Losses) Included in Other Comprehensive Income (Loss)	Purchases	Sales	Principal Payments	Issuances		Settlements	End of Period Balance	Net Change in Unrealized Gains (Losses) Relating to Assets and Liabilities Held at End of Period
2024
Mortgage servicing rights	$3,377	$(97)	(a)	$—	$1	$(188)	$—	$276	(c)	$—	$3,369	$(97)	(a)
Net derivative assets and liabilities	(1,885)	(3,829)	(b)	—	1,076	(18)	—	1		2,855	(1,800)	(492)	(d)
2023
Available-for-sale securities
Obligations of state and political subdivisions	$1	$—		$—	$—	$—	$(1)	$—		$—	$—	$—
Total available-for-sale	1	—		—	—	—	(1)	—		—	—	—
Mortgage servicing rights	3,755	(316)	(a)	—	5	(440)	—	373	(c)	—	3,377	(316)	(a)
Net derivative assets and liabilities	(3,199)	(2,696)	(e)	—	552	(45)	—	1		3,502	(1,885)	(183)	(f)
2022
Available-for-sale securities
Asset-backed securities	$7	$—		$(3)	$—	$(4)	$—	$—		$—	$—	$—
Obligations of state and political subdivisions	1	—		—	—	—	—	—		—	1	—
Total available-for-sale	8	—		(3)	—	(4)	—	—		—	1	—
Mortgage servicing rights	2,953	311	(a)	—	156	(255)	—	590	(c)	—	3,755	311	(a)
Net derivative assets and liabilities	799	(5,940)	(g)	—	716	(36)	—	11		1,251	(3,199)	(3,538)	(h)
(a)Included in mortgage banking revenue.
(b)Approximately $200 million, $(3.9) billion and $(147) million included in mortgage banking revenue, commercial products revenue and other non-interest income, respectively.
(c)Represents MSRs capitalized during the period.
(d)Approximately $7 million, $(352) million and $(147) million included in mortgage banking revenue, commercial products revenue and other non-interest income, respectively.
(e)Approximately $182 million, $(2.9) billion and $1 million included in mortgage banking revenue, commercial products revenue and other non-interest income, respectively.
(f)Approximately $15 million, $(199) million and $1 million included in mortgage banking revenue, commercial products revenue and other non-interest income, respectively.
(g)Approximately $(141) million, $(5.6) billion and $(181) million included in mortgage banking revenue, commercial products revenue and other non-interest income, respectively.
(h)Approximately $5 million, $(3.4) billion and $(181) million included in mortgage banking revenue, commercial products revenue and other non-interest income, respectively.
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
The following table summarizes the balances as of the measurement date of assets measured at fair value on a nonrecurring basis, and still held as of December 31:

	2024				2023
(Dollars in Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans(a)	$—	$—	$636	$636	$—	$—	$354	$354
Other assets(b)	—	—	25	25	—	—	27	27
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

(Dollars in Millions)	2024	2023	2022
Loans(a)	$399	$368	$40
Other assets(b)	12	32	20
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

Fair Value Option
The following table summarizes the differences between the aggregate fair value carrying amount of the assets and liabilities for which the fair value option has been elected and the aggregate remaining contractual principal balance outstanding as of December 31:

	2024			2023
(Dollars in Millions)	Fair Value Carrying Amount	Contractual Principal Outstanding	Carrying Amount Over (Under) Contractual Principal Outstanding	Fair Value Carrying Amount	Contractual Principal Outstanding	Carrying Amount Over (Under) Contractual Principal Outstanding
Total loans(a)	$2,251	$2,243	$8	$2,011	$1,994	$17
Time deposits	5,754	5,762	(8)	2,818	2,822	(4)
Long-term debt	391	409	(18)	—	—	—
(a)Includes nonaccrual loans of $1 million carried at fair value with contractual principal outstanding of $1 million at December 31, 2024 and $1 million carried at fair value with contractual principal outstanding of $1 million at December 31, 2023. Includes loans 90 days or more past due of $4 million carried at fair value with contractual principal outstanding of $4 million at December 31, 2024 and $4 million carried at fair value with contractual principal outstanding of $4 million at December 31, 2023.
Fair Value of Financial Instruments
The following section summarizes the estimated fair value for financial instruments accounted for at amortized cost as of December 31, 2024 and 2023. In accordance with disclosure guidance related to fair values of financial instruments, the Company did not include assets and liabilities that are not financial instruments, such as the value of goodwill, long-term relationships with deposit, credit card, merchant processing and trust customers, other purchased intangibles, premises and equipment, deferred taxes and other liabilities. Additionally, in accordance with the disclosure guidance, receivables and payables due in one year or less, insurance contracts, equity investments not accounted for at fair value, and deposits with no defined or contractual maturities are excluded.
The estimated fair values of the Company’s financial instruments as of December 31, are shown in the table below:

	2024					2023
	Carrying Amount	Fair Value				Carrying Amount	Fair Value
(Dollars in Millions)		Level 1	Level 2	Level 3	Total		Level 1	Level 2	Level 3	Total
Financial Assets
Cash and due from banks	$56,502	$56,502	$—	$—	$56,502	$61,192	$61,192	$—	$—	$61,192
Federal funds sold and securities purchased under resale agreements	6,380	—	6,380	—	6,380	2,543	—	2,543	—	2,543
Investment securities held-to-maturity	78,634	1,275	65,000	—	66,275	84,045	1,310	72,778	—	74,088
Loans held for sale(a)	322	—	—	322	322	190	—	—	190	190
Loans, net of allowance for losses	372,249	—	—	365,628	365,628	366,456	—	—	362,849	362,849
Other(b)	2,482	—	1,767	715	2,482	2,377	—	1,863	514	2,377
Financial Liabilities
Time deposits(c)	49,015	—	49,156	—	49,156	49,455	—	49,607	—	49,607
Short-term borrowings(d)	13,583	—	13,419	—	13,419	12,976	—	12,729	—	12,729
Long-term debt(e)	57,611	—	56,441	—	56,441	51,480	—	49,697	—	49,697
Other(f)	5,220	—	1,369	3,851	5,220	5,432	—	1,406	4,026	5,432
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
(e)Excludes structured long-term notes for which the fair value option under applicable accounting guidance was elected.
(f)Includes operating lease liabilities and liabilities related to tax-advantaged investments.
The fair value of unfunded commitments, deferred non-yield related loan fees, standby letters of credit and other guarantees is approximately equal to their carrying value. The carrying value of unfunded commitments, deferred non-yield related loan fees and standby letters of credit was
$376 million and $489 million at December 31, 2024 and 2023, respectively. The carrying value of other guarantees was $194 million and $198 million at December 31, 2024 and 2023, respectively.

124 U.S. Bancorp 2024 Annual Report

NOTE 22	Guarantees and Contingent Liabilities
Visa Restructuring and Card Association Litigation The Company’s Payment Services business issues credit and debit cards and acquires credit and debit card transactions through the Visa U.S.A. Inc. card association or its affiliates (collectively “Visa”). In 2007, Visa completed a restructuring and issued shares of Visa Inc. common stock to its financial institution members in contemplation of its initial public offering (“IPO”) completed in the first quarter of 2008 (the “Visa Reorganization”). As a part of the Visa Reorganization, the Company received its proportionate number of shares of Visa Inc. common stock, which were subsequently converted to Class B shares of Visa Inc. (“Class B shares”). As of December 31, 2024, the Company has sold substantially all of its Class B shares.
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
In October 2012, Visa signed a settlement agreement to resolve merchant class action claims associated with the multidistrict interchange litigation pending in the United States District Court for the Eastern District of New York (the “Multi-District Litigation”). The U.S. Court of Appeals for the Second Circuit reversed the approval of that settlement and remanded the matter to the district court. Thereafter, the case was split into two putative class actions, one seeking damages (the “Damages Action”) and a separate class action seeking injunctive relief only (the “Injunctive Action”). The Damages Action was settled and is fully resolved. A number of merchants opted out of the Damages Action class settlement and filed individual cases in various federal district courts. Some of those cases have been settled and others are still being litigated. In March 2024, Visa signed a settlement agreement to resolve the Injunctive Action. In June 2024, the court declined to grant preliminary approval of the proposed settlement, which provided for lower interchange fees and various other rule changes for U.S. merchants. Accordingly, the Injunctive Action continues.
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
The contract or notional amounts of unfunded commitments to extend credit at December 31, 2024, excluding those commitments considered derivatives, were as follows:

	Term
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Commercial and commercial real estate loans	$46,760	$138,973	$185,733
Corporate and purchasing card loans(a)	35,687	—	35,687
Residential mortgages	226	—	226
Retail credit card loans(a)	137,404	—	137,404
Other retail loans	16,460	26,145	42,605
Other	7,736	—	7,736
(a)Primarily cancellable at the Company’s discretion.

Other Guarantees and Contingent Liabilities
The following table is a summary of other guarantees and contingent liabilities of the Company at December 31, 2024:

(Dollars in Millions)	Collateral Held	Carrying Amount	Maximum Potential Future Payments
Standby letters of credit	$—	$23	$10,522
Third party borrowing arrangements	—	—	1
Securities lending indemnifications	6,862	—	6,681
Asset sales	—	112	12,650
Merchant processing	816	61	144,713
Other	—	21	3,245
Letters of Credit Standby letters of credit are commitments the Company issues to guarantee the performance of a customer to a third party. The guarantees frequently support public and private borrowing arrangements, including commercial paper issuances, bond financings and other similar transactions. The Company also issues and confirms commercial letters of credit on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer’s or counterparty’s nonperformance, the Company’s credit loss exposure is similar to that in any extension of credit, up to the letter’s contractual amount. Management assesses the borrower’s credit to determine the necessary collateral, which may include marketable securities, receivables, inventory, equipment and real estate. Since the conditions requiring the Company to fund letters of credit may not occur, the Company expects its liquidity requirements to be less than the total outstanding commitments. The maximum potential future payments guaranteed by the Company under standby letter of credit arrangements at December 31, 2024, were approximately $10.5 billion with a weighted-average term of approximately 14 months. The estimated fair value of standby letters of credit was approximately $23 million at December 31, 2024.
The contract or notional amount of letters of credit at December 31, 2024, were as follows:

	Term
(Dollars in Millions)	Less Than One Year	Greater Than One Year	Total
Standby	$7,105	$3,417	$10,522
Commercial	441	21	462
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
Third Party Borrowing Arrangements The Company provides guarantees to third parties as a part of certain subsidiaries’ borrowing arrangements. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $1 million at December 31, 2024.
Commitments from Securities Lending The Company participates in securities lending activities by acting as the customer’s agent involving the loan of securities. The Company indemnifies customers for the difference between the fair value of the securities lent and the fair value of the collateral received. Cash collateralizes these transactions. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $6.7 billion at December 31, 2024, and represent the fair value of the securities lent to third parties. At December 31, 2024, the Company held $6.9 billion of cash as collateral for these arrangements.
Asset Sales The Company has provided guarantees to certain third parties in connection with the sale or syndication of certain assets, primarily loan portfolios and tax-advantaged investments. These guarantees are generally in the form of asset buy-back or make-whole provisions that are triggered upon a credit event or a change in the tax-qualifying status of the related projects, as applicable, and remain in effect until the loans are collected or final tax credits are realized, respectively. The maximum potential future payments guaranteed by the Company under these arrangements were approximately $12.7 billion at December 31, 2024, and represented the proceeds received from the buyer or the guaranteed portion in these transactions where the buy-back or make-whole provisions have not yet expired. At December 31, 2024, the Company had reserved $103 million for potential losses related to the sale or syndication of tax-advantaged investments.
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
The Company regularly sells loans to GSEs as part of its mortgage banking activities. The Company provides customary representations and warranties to GSEs in conjunction with these sales. These representations and warranties generally require the Company to repurchase assets if it is subsequently determined that a loan did not meet specified criteria, such as a documentation deficiency or rescission of mortgage insurance. If the Company is unable to cure or refute a repurchase request, the Company is generally obligated to repurchase the loan or otherwise reimburse the GSE for losses. At December 31, 2024, the Company had reserved $9 million for potential losses from representation and warranty obligations, compared with $13 million at December 31, 2023. The Company’s reserve reflects management’s best estimate of losses for representation and warranty obligations. The Company’s repurchase reserve is modeled at the loan level, taking into consideration the individual credit quality and borrower activity that has transpired since origination. The model applies credit quality and economic risk factors to derive a probability of default and potential repurchase that are based on the Company’s historical loss experience, and estimates loss severity based on expected collateral value. The Company also considers qualitative factors that may result in anticipated losses differing from historical loss trends.
As of December 31, 2024 and 2023, the Company had $15 million and $18 million, respectively, of unresolved representation and warranty claims from GSEs. The

126 U.S. Bancorp 2024 Annual Report

Company does not have a significant amount of unresolved claims from investors other than GSEs.
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
A cardholder, through its issuing bank, generally has until the later of up to four months after the date the transaction is processed or the receipt of the product or service to present a charge-back to the Company as the merchant processor. The absolute maximum potential liability is estimated to be the total volume of credit card transactions that meet the associations’ requirements to be valid charge-back transactions at any given time. Management estimates that the maximum potential exposure for charge-backs would approximate the total amount of merchant transactions processed through the credit card associations for the last four months. For the last four months of 2024 this amount totaled approximately $144.7 billion. In most cases, this contingent liability is unlikely to arise, as most products and services are delivered when purchased and amounts are refunded when items are returned to merchants. However, where the product or service has been purchased but is not provided until a future date (“future delivery”), the potential for this contingent liability increases. To mitigate this risk, the Company may require the merchant to make an escrow deposit, place maximum volume limitations on future delivery transactions processed by the merchant at any point in time, or require various credit enhancements (including letters of credit and bank guarantees). Also, merchant processing contracts may include event triggers to provide the Company more financial and operational control in the event of financial deterioration of the merchant.
The Company currently processes card transactions in the United States, Canada and Europe through wholly-owned subsidiaries. In the event a merchant was unable to fulfill product or services subject to future delivery, such as airline tickets, the Company could become financially liable for refunding the purchase price of such products or services purchased through the credit card associations under the charge-back provisions. Charge-back risk related to these merchants is evaluated in a manner similar to credit risk assessments and, as such, merchant processing contracts contain various provisions to protect the Company in the event of default. At December 31, 2024, the value of airline tickets purchased to be delivered at a future date through card transactions processed by the Company was $12.0 billion. The Company held collateral of $689 million in escrow deposits, letters of credit and indemnities from financial institutions, and liens on various assets related to these airline processing arrangements. In addition to specific collateral or other credit enhancements, the Company maintains a liability for its implied guarantees associated with future delivery. At December 31, 2024, the liability was $40 million primarily related to these airline processing arrangements.
In the normal course of business, the Company has unresolved charge-backs. The Company assesses the likelihood of its potential liability based on the extent and nature of unresolved charge-backs and its historical loss experience. At December 31, 2024, the Company held $127 million of merchant escrow deposits as collateral and had a recorded liability for potential losses of $21 million related to these charge-backs.
Tender Option Bond Program Guarantee As discussed in Note 7, the Company previously sponsored a municipal bond securities tender option bond program and consolidated the program’s entities on its Consolidated Balance Sheet. The Company provided financial performance guarantees related to the program’s entities. During 2024, the Company ended this arrangement, effectively eliminating any outstanding related guarantees.
Other Guarantees and Commitments As of December 31, 2024, the Company sponsored, and owned 100 percent of the common equity of, USB Capital IX, a wholly-owned unconsolidated trust, formed for the purpose of issuing redeemable Income Trust Securities (“ITS”) to third-party investors, originally investing the proceeds in junior subordinated debt securities (“Debentures”) issued by the Company and entering into stock purchase contracts to purchase the Company’s preferred stock in the future. As of December 31, 2024, all of the Debentures issued by the Company have either matured or been retired. Total assets of USB Capital IX were $685 million at December 31, 2024, consisting primarily of the Company’s Series A Preferred Stock. The Company’s obligations under the transaction documents, taken together, have the effect of providing a full and unconditional guarantee by the Company, on a junior subordinated basis, of the payment obligations of the trust to third-party investors totaling $684 million at December 31, 2024.
The Company has also made other financial performance guarantees and commitments primarily related to the operations of its subsidiaries. At December 31, 2024, the maximum potential future payments guaranteed or committed by the Company under these arrangements were approximately $2.6 billion.
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
Regulatory Matters The Company is continually subject to examinations, inquiries, investigations and other forms of regulatory and governmental inquiry or scrutiny covering a wide range of issues in its financial services businesses including in areas of heightened regulatory scrutiny, such as compliance, risk management, third-party risk management and consumer protection. In some cases, these matters are part of reviews of specified activities at multiple industry participants; in others, they are directed at the Company individually. For example, the Division of Enforcement of the SEC has investigated U.S. Bancorp Fund Services, LLC (“USBFS”), a subsidiary of USBNA, relating to its role providing fund administration services to a third-party investment fund. This investment fund was advised by an investment adviser who engaged in fraud, and USBFS was not affiliated with the investment adviser and did not provide any advisory services to the fund. The Division of Enforcement made a preliminary determination to recommend that the SEC file an enforcement action against USBFS, and USBFS has engaged in discussions with the SEC on this matter. The Company is cooperating fully with all pending examinations, inquiries and investigations, any of which could lead to administrative or legal proceedings or settlements. Remedies in these proceedings or settlements may include fines, penalties, restitution or alterations in the Company’s business practices (which may increase the Company’s operating expenses and decrease its revenue).
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
The Company's management reporting is organized into three reportable operating segments aligned by major lines of business based on the products and services provided to customers through its distribution channels. All other business activities not included in the reportable operating segments are included in the Treasury and Corporate Support business segment. The chief operating decision maker uses net interest income on a taxable-equivalent basis, noninterest income and net income (loss) before income taxes for all reportable segments in deciding how to allocate resources during the annual budget and monthly forecasting process. The chief operating decision maker considers variances in reported results to forecasts and variances to prior periods to assess performance. The Company’s chief operating decision maker is the Chief Executive Officer. The Company has the following reportable operating and other business segments:
Wealth, Corporate, Commercial and Institutional Banking Wealth, Corporate, Commercial and Institutional Banking provides core banking, specialized lending, transaction and payment processing, capital markets, asset management, and brokerage and investment related services to wealth, middle market, large corporate, commercial real estate, government and institutional clients.
Consumer and Business Banking Consumer and Business Banking comprises consumer banking, small business banking and consumer lending. Products and services are delivered through banking offices, telephone servicing and sales, online services, direct mail, ATMs, mobile devices, distributed mortgage loan officers, and intermediary relationships including auto dealerships, mortgage banks, and strategic business partners.
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

128 U.S. Bancorp 2024 Annual Report

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
Designations, assignments and allocations change from time to time as management systems are enhanced, methods of evaluating performance or product lines change or business segments are realigned to better respond to the Company’s diverse customer base. During 2024 and 2023, certain organization and methodology changes were made, including revising the Company’s business segment funds transfer-pricing methodology related to deposits and loans during the second quarter of 2024 and combining its Wealth Management and Investment Services and Corporate and Commercial Banking business segments to create the Wealth, Corporate, Commercial and Institutional Banking business segment during the third quarter of 2023. Prior period results were recast and presented on a comparable basis.

Condensed income statement results by business segment for the years ended December 31 were as follows:

	Wealth, Corporate, Commercial and Institutional Banking			Consumer and Business Banking			Payment Services
(Dollars in Millions)	2024	2023	2022	2024	2023	2022	2024	2023	2022
Net interest income (taxable-equivalent basis)(a)	$7,645	$7,862	$5,680	$7,658	$8,683	$7,266	$2,831	$2,609	$2,504
Noninterest income(b)(c)	4,548	4,141	3,561	1,606	1,675	1,536	4,198	4,055	3,794
Total net revenue	12,193	12,003	9,241	9,264	10,358	8,802	7,029	6,664	6,298
Compensation and employee benefits	2,191	2,151	1,803	2,221	2,305	2,041	906	869	835
Other intangibles	206	230	37	266	292	42	97	114	136
Net shared services	2,116	2,132	1,547	2,800	2,956	2,655	2,126	2,017	1,656
Other direct expenses(d)	936	931	748	1,282	1,316	1,041	926	920	898
Total noninterest expense	5,449	5,444	4,135	6,569	6,869	5,779	4,055	3,920	3,525
Income (loss) before provision and income taxes	6,744	6,559	5,106	2,695	3,489	3,023	2,974	2,744	2,773
Provision for credit losses	385	340	154	182	78	75	1,614	1,394	980
Income (loss) before income taxes	6,359	6,219	4,952	2,513	3,411	2,948	1,360	1,350	1,793
Income taxes and taxable-equivalent adjustment	1,590	1,555	1,239	629	854	738	340	337	448
Net income (loss)	4,769	4,664	3,713	1,884	2,557	2,210	1,020	1,013	1,345
Net (income) loss attributable to noncontrolling interests	—	—	—	—	—	—	—	—	—
Net income (loss) attributable to U.S. Bancorp	$4,769	$4,664	$3,713	$1,884	$2,557	$2,210	$1,020	$1,013	$1,345

	Treasury and Corporate Support			Consolidated Company
(Dollars in Millions)	2024	2023	2022	2024	2023	2022
Net interest income (taxable-equivalent basis)(a)	$(1,725)	$(1,627)	$(604)	$16,409	$17,527	$14,846
Noninterest income(b)(c)	694	746	565	11,046	10,617	9,456
Total net revenue	(1,031)	(881)	(39)	27,455	28,144	24,302
Compensation and employee benefits	5,236	5,091	4,478	10,554	10,416	9,157
Other intangibles	—	—	—	569	636	215
Net shared services	(7,042)	(7,105)	(5,858)	—	—	—
Other direct expenses(d)	2,921	4,654	2,847	6,065	7,821	5,534
Total noninterest expense	1,115	2,640	1,467	17,188	18,873	14,906
Income (loss) before provision and income taxes	(2,146)	(3,521)	(1,506)	10,267	9,271	9,396
Provision for credit losses	57	463	768	2,238	2,275	1,977
Income (loss) before income taxes	(2,203)	(3,984)	(2,274)	8,029	6,996	7,419
Income taxes and taxable-equivalent adjustment	(859)	(1,208)	(844)	1,700	1,538	1,581
Net income (loss)	(1,344)	(2,776)	(1,430)	6,329	5,458	5,838
Net (income) loss attributable to noncontrolling interests	(30)	(29)	(13)	(30)	(29)	(13)
Net income (loss) attributable to U.S. Bancorp	$(1,374)	$(2,805)	$(1,443)	$6,299	$5,429	$5,825
(a)Total net interest income includes a taxable-equivalent adjustment of $120 million, $131 million and $118 million for 2024, 2023 and 2022, respectively. See Non-GAAP Financial Measures beginning on page 57.
(b)Payment services noninterest income presented net of related rewards and rebate costs and certain partner payments of $3.1 billion, $3.0 billion and $2.9 billion for 2024, 2023 and 2022, respectively.
(c)Total noninterest income includes revenue generated from certain contracts with customers of $9.2 billion, $8.8 billion and $8.0 billion for 2024, 2023 and 2022, respectively.
(d)Other direct expenses for each reportable segment includes: net occupancy and equipment, professional services, marketing and business development, technology and communications, and other.

130 U.S. Bancorp 2024 Annual Report

Average balances by business segment for the years ended December 31 were as follows:

	Wealth, Corporate, Commercial and Institutional Banking			Consumer and Business Banking			Payment Services
(Dollars in Millions)	2024	2023	2022	2024	2023	2022	2024	2023	2022
Loans	$172,466	$175,836	$150,512	$155,088	$162,012	$144,441	$41,081	$38,471	$34,627
Other earning assets	10,122	6,613	4,771	2,410	2,388	3,117	142	97	634
Goodwill	4,825	4,682	3,634	4,326	4,466	3,250	3,357	3,327	3,305
Other intangible assets	981	1,007	365	4,539	5,264	3,784	277	352	423
Assets	201,362	202,701	169,554	168,913	179,247	160,174	47,169	44,291	41,072
Noninterest-bearing deposits	56,760	70,908	82,671	20,810	30,967	31,719	2,685	2,981	3,410
Interest-bearing deposits	214,622	203,038	175,345	200,611	185,712	163,190	96	103	162
Total deposits	271,382	273,946	258,016	221,421	216,679	194,909	2,781	3,084	3,572
Total U.S. Bancorp shareholders’ equity	21,438	22,366	18,159	14,426	16,026	12,678	10,005	9,310	8,233

	Treasury and Corporate Support			Consolidated Company
(Dollars in Millions)	2024	2023	2022	2024	2023	2022
Loans	$5,240	$4,956	$3,993	$373,875	$381,275	$333,573
Other earning assets	220,092	214,826	203,248	232,766	223,924	211,770
Goodwill	—	—	—	12,508	12,475	10,189
Other intangible assets	9	16	5	5,806	6,639	4,577
Assets	246,570	237,201	221,349	664,014	663,440	592,149
Noninterest-bearing deposits	2,752	2,912	2,594	83,007	107,768	120,394
Interest-bearing deposits	11,179	9,042	3,293	426,508	397,895	341,990
Total deposits	13,931	11,954	5,887	509,515	505,663	462,384
Total U.S. Bancorp shareholders’ equity	11,337	5,958	11,346	57,206	53,660	50,416

NOTE 24	U.S. Bancorp (Parent Company)
Condensed Balance Sheet

At December 31 (Dollars in Millions)	2024	2023
Assets
Due from banks, principally interest-bearing	$9,377	$11,585
Available-for-sale investment securities	649	662
Investments in bank subsidiaries	63,680	61,495
Investments in nonbank subsidiaries	4,031	3,884
Advances to bank subsidiaries	16,100	12,100
Advances to nonbank subsidiaries	401	159
Other assets	945	974
Total assets	$95,183	$90,859
Liabilities and Shareholders’ Equity
Long-term debt	$35,257	$34,332
Other liabilities	1,348	1,221
Shareholders’ equity	58,578	55,306
Total liabilities and shareholders’ equity	$95,183	$90,859
Condensed Income Statement

Year Ended December 31 (Dollars in Millions)	2024	2023	2022
Income
Dividends from bank subsidiaries	$4,800	$4,869	$4,750
Dividends from nonbank subsidiaries	11	11	105
Interest from subsidiaries	1,224	606	119
Other income	24	51	31
Total income	6,059	5,537	5,005
Expense
Interest expense	1,663	1,336	505
Other expense	178	137	162
Total expense	1,841	1,473	667
Income before income taxes and equity in undistributed income of subsidiaries	4,218	4,064	4,338
Applicable income taxes	(95)	(170)	(138)
Income of parent company	4,313	4,234	4,476
Equity in undistributed income of subsidiaries	1,986	1,195	1,349
Net income attributable to U.S. Bancorp	$6,299	$5,429	$5,825

132 U.S. Bancorp 2024 Annual Report

Condensed Statement of Cash Flows

Year Ended December 31 (Dollars in Millions)	2024	2023	2022
Operating Activities
Net income attributable to U.S. Bancorp	$6,299	$5,429	$5,825
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed income of subsidiaries	(1,986)	(1,195)	(1,349)
Other, net	385	83	(398)
Net cash provided by operating activities	4,698	4,317	4,078
Investing Activities
Proceeds from sales and maturities of investment securities	11	25	423
Investments in subsidiaries	—	—	(5,030)
Net (increase) decrease in short-term advances to subsidiaries	(242)	(9)	557
Long-term advances to subsidiaries	(5,500)	(7,500)	(2,000)
Principal collected on long-term advances to subsidiaries	1,500	4,500	2,500
Cash paid for acquisition	—	—	(5,500)
Other, net	16	172	(173)
Net cash used in investing activities	(4,215)	(2,812)	(9,223)
Financing Activities
Proceeds from issuance of long-term debt	6,516	8,150	8,150
Principal payments or redemption of long-term debt	(5,618)	(936)	(2,300)
Proceeds from issuance of preferred stock	—	—	437
Proceeds from issuance of common stock	32	951	21
Repurchase of preferred stock	—	—	(1,100)
Repurchase of common stock	(173)	(62)	(69)
Cash dividends paid on preferred stock	(356)	(341)	(299)
Cash dividends paid on common stock	(3,092)	(2,970)	(2,776)
Net cash provided by (used in) financing activities	(2,691)	4,792	2,064
Change in cash and due from banks	(2,208)	6,297	(3,081)
Cash and due from banks at beginning of year	11,585	5,288	8,369
Cash and due from banks at end of year	$9,377	$11,585	$5,288
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
The Company has evaluated the impact of events that have occurred subsequent to December 31, 2024 through the date the consolidated financial statements were filed with the SEC. Based on this evaluation, the Company has determined none of these events were required to be recognized or disclosed in the consolidated financial statements and related notes.

U.S. Bancorp
Consolidated Daily Average Balance Sheet and Related Yields and Rates(a) (Unaudited)

	2024			2023			2022
Year Ended December 31 (Dollars in Millions)	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates	Average Balances	Interest	Yields and Rates
Assets
Investment securities(b)	$166,634	$5,189	3.11%	$162,757	$4,566	2.81%	$169,442	$3,457	2.04%
Loans held for sale	2,539	173	6.82	2,461	147	5.98	3,829	201	5.26
Loans(c)
Commercial	133,412	8,717	6.53	134,883	8,662	6.42	123,797	4,340	3.51
Commercial real estate	51,657	3,326	6.44	54,646	3,384	6.19	41,098	1,655	4.03
Residential mortgages	117,026	4,577	3.91	115,922	4,305	3.71	84,749	2,775	3.27
Credit card	28,683	3,815	13.30	26,570	3,429	12.91	23,478	2,583	11.00
Other retail	43,097	2,619	6.08	49,254	2,599	5.28	60,451	2,292	3.79
Total loans	373,875	23,054	6.17	381,275	22,379	5.87	333,573	13,645	4.09
Interest-bearing deposits with banks	51,215	2,744	5.36	49,000	2,581	5.27	31,425	559	1.78
Other earning assets	12,378	629	5.08	9,706	471	4.85	7,074	204	2.89
Total earning assets	606,641	31,789	5.24	605,199	30,144	4.98	545,343	18,066	3.31
Allowance for loan losses	(7,541)			(7,138)			(5,880)
Unrealized gain (loss) on investment securities	(6,820)			(7,985)			(6,914)
Other assets	71,734			73,364			59,600
Total assets	$664,014			$663,440			$592,149
Liabilities and Shareholders’ Equity
Noninterest-bearing deposits	$83,007			$107,768			$120,394
Interest-bearing deposits
Interest checking	125,365	1,505	1.20	129,341	1,334	1.03	117,471	277.24
Money market savings	204,509	7,580	3.71	166,272	5,654	3.40	126,221	1,220.97
Savings accounts	39,625	165.42		55,590	90.16		67,722	10.02
Time deposits	57,009	2,438	4.28	46,692	1,697	3.63	30,576	365	1.19
Total interest-bearing deposits	426,508	11,688	2.74	397,895	8,775	2.21	341,990	1,872.55
Short-term borrowings
Federal funds purchased	330	16	4.88	435	21	4.72	687	8	1.12
Securities sold under agreements to repurchase	6,658	326	4.89	3,103	125	4.04	2,037	20	1.00
Commercial paper	6,718	258	3.85	7,800	268	3.44	7,186	69.96
Other short-term borrowings(d)	3,495	509	14.56	22,803	1,563	6.85	15,830	471	2.98
Total short-term borrowings	17,201	1,109	6.45	34,141	1,977	5.79	25,740	568	2.21
Long-term debt	54,473	2,583	4.74	44,142	1,865	4.22	33,114	780	2.35
Total interest-bearing liabilities	498,182	15,380	3.09	476,178	12,617	2.65	400,844	3,220.80
Other liabilities	25,157			25,369			20,029
Shareholders’ equity
Preferred equity	6,808			6,808			6,761
Common equity	50,398			46,852			43,655
Total U.S. Bancorp shareholders’ equity	57,206			53,660			50,416
Noncontrolling interests	462			465			466
Total equity	57,668			54,125			50,882
Total liabilities and equity	$664,014			$663,440			$592,149
Net interest income		$16,409			$17,527			$14,846
Gross interest margin			2.15%			2.33%			2.51%
Gross interest margin without taxable-equivalent increments			2.13%			2.31%			2.49%
Percent of Earning Assets
Interest income			5.24%			4.98%			3.31%
Interest expense			2.54			2.08			.59
Net interest margin			2.70%			2.90%			2.72%
Net interest margin without taxable-equivalent increments			2.68%			2.88%			2.70%
(a)Interest and rates are presented on a fully taxable-equivalent basis based on a federal income tax rate of 21 percent.
(b)Yields on investment securities are computed based on amortized cost balances, excluding any premiums or discounts recorded related to the transfer of investment securities at fair value from available-for-sale to held-to-maturity. Yields include impacts of hedge accounting, including portfolio level basis adjustments.
(c)Interest income and rates on loans include loan fees. Nonaccrual loans are included in average loan balances.
(d)Interest expense and rates includes interest paid on collateral associated with derivative positions.

134 U.S. Bancorp 2024 Annual Report

U.S. Bancorp
Supplemental Financial Data (Unaudited)

Earnings Per Common Share Summary	2024	2023	2022
Earnings per common share	$3.79	$3.27	$3.69
Diluted earnings per common share	3.79	3.27	3.69
Dividends declared per common share	1.98	1.93	1.88
Other Statistics (Dollars and Shares in Millions)
Common shares outstanding(a)	1,560	1,558	1,531
Average common shares outstanding and common stock equivalents
Earnings per common share	1,560	1,543	1,489
Diluted earnings per common share	1,561	1,543	1,490
Number of shareholders(b)	27,517	29,094	30,280
Common dividends declared	$3,110	$3,000	$2,829
(a)Defined as total common shares issued less common stock held in treasury at December 31.
(b)Based on number of common stock shareholders of record at December 31.
The common stock of U.S. Bancorp is traded on the New York Stock Exchange, under the ticker symbol “USB.” At January 31, 2025, there were 27,433 holders of record of the Company’s common stock.
Stock Performance Chart
The following chart compares the cumulative total shareholder return on the Company’s common stock during the five years ended December 31, 2024, with the cumulative total return on the Standard & Poor’s 500 Index and the KBW Bank Index. The comparison assumes $100 was invested on December 31, 2019, in the Company’s common stock and in each of the foregoing indices and assumes the reinvestment of all dividends. The comparisons in the graph are based upon historical data and are not indicative of, nor intended to forecast, future performance of the Company’s common stock.

	2019	2020	2021	2022	2023	2024
USB	100	82	102	83	87	100
S&P 500	100	118	152	125	157	197
BKX	100	90	124	98	97	133

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
U.S. Bancorp’s banking subsidiary, USBNA, is engaged in the general banking business, principally in domestic markets, and holds all of the Company’s consolidated deposits of $518.3 billion at December 31, 2024. USBNA provides a wide range of products and services to individuals, businesses, institutional organizations, governmental entities and other financial institutions. Commercial and consumer lending services are principally offered to customers within the Company’s domestic markets, to domestic customers with foreign operations and to large national customers operating in specific industries targeted by the Company, such as healthcare, utilities, oil and gas, and state and municipal government. Lending services include traditional credit products as well as credit card services, lease financing and import/export trade, asset-backed lending, agricultural finance and other products. Depository services include checking accounts, savings accounts and time certificate contracts. Ancillary services such as capital markets, treasury management and receivable lock-box collection are provided to corporate and governmental entity customers. U.S. Bancorp’s bank and trust subsidiaries provide a full range of asset management and fiduciary services for individuals, estates, foundations, business corporations and charitable organizations.
Other U.S. Bancorp non-banking subsidiaries offer investment and insurance products to the Company’s customers principally within its domestic markets, and fund administration services to a broad range of mutual and other funds.
Banking and investment services are provided through a network of branches and banking offices across the United States, primarily in the Midwest and West regions, including 2,165 branches across 26 states as of December 31, 2024. A significant percentage of consumer transactions are completed using USBNA's digital banking services, both online and through its digital app. The Company operates a network of 4,489 ATMs as of December 31, 2024, and provides 24-hour, seven day a week telephone customer service. Mortgage banking services are provided through banking offices and loan production offices throughout the Company’s domestic markets. Lending products may be originated through banking offices, indirect correspondents, brokers or other lending sources. The Company is also one of the largest providers of corporate and purchasing card services and corporate trust services in the United States. The Company’s subsidiaries provide domestic merchant processing services directly to merchants, as well as similar merchant services in Canada and segments of Europe. The Company also provides corporate trust and fund administration services in Europe. These foreign operations are not significant to the Company.
As of December 31, 2024, U.S. Bancorp employed more than 70,000 people.
Risk Factors
An investment in the Company involves risk, including the possibility that the value of the investment could fall substantially and that dividends or other distributions on the investment could be reduced or eliminated. Below are material risk factors that make an investment in the Company speculative or risky.
Economic and Market Conditions Risk
Deterioration in business and economic conditions could adversely affect the Company’s lending business and the value of loans and debt securities it holds The Company’s business activities and earnings are affected by general business conditions in the United States and abroad, including factors such as the level and volatility of short-term and long-term interest rates, inflation, home prices, unemployment and under-employment levels, bankruptcies, household income, consumer spending, fluctuations in both debt and equity capital markets, liquidity of the global financial markets, the availability and cost of capital and credit, investor sentiment and confidence in the financial markets, the strength of the domestic and global economies in which the Company operates, and customer deposit behavior. These conditions can change suddenly and negatively. For example, volatility due to failures of other banks or general uncertainty regarding the health of banks may affect customer deposit behavior and cause deposit withdrawals, even in situations where USBNA is not itself experiencing the same uncertainty. Other future changes in these conditions, whether related to a pandemic, geopolitical conflict, the threat or occurrence of a U.S. sovereign default or government shutdown, bank failures, other disruptions in the financial services industry or otherwise, could have adverse effects on the Company and its businesses.
Given the high percentage of the Company’s assets represented directly or indirectly by loans, and the importance of lending to its overall business, weak economic conditions have in the past negatively affected, and may in the future negatively affect, the Company’s business and results of operations, including new loan origination activity, existing loan utilization rates and delinquencies, defaults and the ability of customers to meet obligations under the loans. The value to the Company of other assets such as investment securities, most of which are debt securities or other financial instruments supported by loans, similarly have been, and would be, negatively impacted by widespread deterioration in credit quality resulting from a weakening of the economy.

136 U.S. Bancorp 2024 Annual Report

In addition, volatility and uncertainty related to inflation or a possible recession and their effects may contribute to or enhance some of the risks described herein. For example, higher inflation, slower growth or a recession has in the past reduced demand for borrowing from both corporate and consumer customers and could in the future reduce demand for the Company’s products, adversely affect the creditworthiness of its borrowers or result in lower values for its interest-earning assets and investment securities. Any of these effects, or others that the Company is not able to predict, could adversely affect its financial condition or results of operations.
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
Changes in domestic economic, labor, trade or tax policies may arise from recent transitions in political leadership in the United States. Such policy changes could disrupt economic conditions, cause uncertainty, negatively affect some sectors of the domestic market more than others, erode consumer confidence levels, cause adverse changes in payment patterns, lead to increases in delinquencies and default rates in certain industries or regions, or have other negative market or customer impacts. Any of these developments could increase the Company’s loan charge-offs and provision for credit losses. Any future economic deterioration that affects household or corporate incomes, or that causes or amplifies concerns regarding the possibility of a return to recessionary conditions, could also result in reduced demand for credit or fee-based products and services.
Changes in interest rates have in the past reduced, and could in the future reduce, the Company’s net interest income The Company’s earnings are dependent to a large degree on net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. Net interest income is significantly affected by market rates of interest, which in turn are affected by prevailing economic conditions, by the fiscal and monetary policies of the federal government and by the policies of various regulatory agencies. Volatility in interest rates can also result in the flow of funds away from financial institutions into direct investments. Direct investments, such as United States government and corporate securities and other investment vehicles (including mutual funds), generally pay higher rates of return than financial institutions. In order to prevent outflows and compete for a shrinking pool of deposits, banks, including USBNA, have historically and may in the future increase deposit rates, which could decrease net interest income. All of these factors may cause USBNA to lose some of its low-cost deposit funding. Customers may also continue to move noninterest-bearing deposits into interest-bearing accounts, thus increasing overall deposit costs. Higher funding costs reduce the Company’s net interest margin and net interest income. A prolonged period of high or increasing interest rates may cause the Company to experience an acceleration of deposit migration, which could adversely affect the Company’s operations and liquidity. This risk is exacerbated by technological developments and trends in customer behavior, including the ease and speed with which deposits may be transferred electronically, particularly by a growing number of customers who maintain accounts with multiple banks.
The Federal Reserve Board raised benchmark interest rates throughout 2022 and 2023 in response to economic conditions, particularly inflationary pressures, and in 2024 began to lower interest rates. Meanwhile, longer-term interest rates, while volatile, have remained elevated.
Historically, when interest rates are increasing, or when long-term rates are elevated relative to short-term rates, the Company has earned higher net interest income, and conversely, decreasing interest rates, or situations when long-term rates are compressed relative to, or lower than, short-term rates, have adversely impacted the Company's net interest income. However, higher interest rates can also lead to fewer originations of loans, less liquidity in the financial markets, and higher funding costs, each of which could adversely affect the Company’s revenues and its liquidity and capital levels. Higher interest rates could also negatively affect the payment performance on loans that are scheduled to mature or are linked to variable interest rates. If borrowers of variable rate loans are unable to afford higher interest payments, those borrowers may reduce or stop making payments, thereby causing the Company to incur losses and increased operational costs related to servicing a higher volume of delinquent loans. In 2022 and 2023, as a result of the high interest rate environment, the Company earned higher net interest income but experienced fewer originations of mortgage loans and higher funding costs. During the first half of 2024, interest rates remained elevated, which drove funding costs higher, but over the second half of the year, net interest income began to expand as funding costs stabilized and began to decrease.
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

137

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
Changes in United States trade policies, including the imposition of tariffs and retaliatory tariffs, may adversely impact the Company’s business, financial condition and results of operations There have been recent changes to United States trade policies and tariffs, including trade policies and tariffs affecting China, Canada and Mexico, and the imposition of, or the potential for the imposition of, retaliatory tariffs by such countries. There could be additional changes to trade policies, tariffs and treaties with these and other countries in the future. Such tariffs, retaliatory tariffs or other trade restrictions on products and materials that the Company’s customers import or export could cause the prices of its customers’ products to increase, which could reduce demand for, or margins on, such products. Any of these effects could adversely affect the ability of the Company’s customers to service debt. Additionally, if prices of consumer goods increase materially as a result of tariffs, the ability of individual households to service debt may be negatively affected. If the Company’s customers are unable to service their debt, it would adversely affect the Company’s financial condition and results of operations. At this time, the Company and others are unable to predict whether and to what extent further tariffs and retaliatory tariffs may be imposed or what effect changes in the U.S. political administration may have on existing international trade agreements and policies. This uncertainty complicates business planning for the Company’s customers in certain industries, which may adversely affect the Company’s financial results if such customers change their spending and borrowing patterns in response to the current uncertainty.
Operations and Business Risk
A breach in the security of the Company’s information systems, or the information systems of certain third parties, or a critical technology failure could disrupt the Company’s businesses, result in the disclosure of confidential information, damage its reputation and create significant financial and legal risk The Company continues to experience an increasing number of attempted attacks on its information systems, software, networks and other technologies. The Company’s security measures may not be effective against all threats, including new and emerging threats. Malicious actors continue to develop increasingly sophisticated methods of attack that could impact the Company, including attack methods that are aided by advanced artificial intelligence (“AI”) models and other tools. Many financial institutions, retailers and other companies engaged in data processing and collection, including software and information technology service providers, have reported cyber attacks, some of which involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy or ransom data, disable or degrade service, or sabotage systems, often through the introduction of software that is intentionally included or inserted in an information system for a harmful purpose (malware).
Attacks on government institutions, financial institutions, technology service providers, or other institutions important to the overall functioning of the financial system could also adversely affect, directly or indirectly, aspects of the Company’s businesses. The increasing consolidation, interdependence and complexity of financial entities and technology systems increases the risk of operational failure, both for the Company and on an industry-wide basis, and means that a technology failure, cyber attack, or other breach that significantly degrades, deletes or compromises the systems or data of one or more financial entities could materially affect the Company, its counterparties or other market participants.
Third parties that facilitate the Company’s business activities, including exchanges, clearinghouses, payment and ATM networks, financial intermediaries and vendors that provide services or technology solutions for the Company’s operations, are also sources of operational and security risks to the Company due to operational or technical failures of their systems, misconduct or negligence by their employees or cyber attacks that could affect their ability to deliver a product or service to the Company, resulting in lost or compromised Company or customer information. Furthermore, a third party may not reveal an attack or system failure to the Company in a timely manner, which could compromise the Company’s ability to respond effectively. Some of these third parties may engage vendors of their own, which introduces the risk that the third party’s vendors and subcontractors could be the source of operational and security failures. In addition, if a third party obtains access to the customer account data on the Company’s systems, and that party experiences a breach via an external or internal threat or misappropriates such data, the Company and its customers could suffer material harm, including heightened risk of fraudulent transactions, losses from fraudulent transactions, increased operational costs to remediate any security breach and legal and reputational harm. These risks are expected to continue to increase as the Company expands its interconnectivity with its customers and other third parties.
Within the past several years, multiple companies have disclosed significant cybersecurity incidents affecting debit and credit card accounts of their customers, some of whom were the Company’s cardholders and who may experience fraud on their card accounts because of the breach. The

138 U.S. Bancorp 2024 Annual Report

Company has suffered, and expects to suffer in the future, losses associated with reimbursing its customers for such fraudulent transactions and for other costs related to data security compromise events, such as replacing cards associated with compromised card accounts. These attacks involving Company cards are expected to continue and could, individually or in the aggregate, have a material adverse effect on the Company’s financial condition or results of operations.
The Company may not be able to anticipate or to implement effective preventive measures against all cyber attacks because malicious actor methods and techniques change frequently, increase in sophistication, often are not recognized until launched, sometimes go undetected even when successful, and originate from a wide variety of sources, including organized crime, hackers, terrorists, activists, hostile foreign governments and other external parties. Those parties may attempt to place their information technology workers as employees or contractors of the Company or the Company’s third-party vendors to attempt to gain access to the Company’s systems. Those parties may also attempt to fraudulently induce employees, customers or other users of the Company’s systems to disclose sensitive information to gain access to the Company’s data or that of its customers or clients, such as through “phishing” and other social engineering schemes. For example, recent advances in AI may allow a bad actor to create so-called “deep fakes” to impersonate the voice or likeness of another individual, which could be used in social engineering schemes that may be more difficult to detect than other social engineering efforts. Attack methods may include the introduction of computer viruses and/or malicious or destructive code, denial-of-service attacks (DDoS), and cyber extortion with accompanying ransom demands. The Company’s information security risks may increase in the future as the Company continues to increase its mobile and internet-based product offerings and expands its internal usage of web-based products, data storage and other applications. In addition, the Company’s customers often use their own devices, such as computers, smart phones and tablets, to make payments and manage their accounts, and are subject to social engineering schemes, scam websites, and other attempts from cyber criminals to compromise or deny access to their accounts. The Company has limited ability to assure the safety and security of its customers’ transactions with the Company to the extent they are using their own devices, which have been, and likely will continue to be, subject to such threats.
If the Company’s physical or cybersecurity systems are penetrated or circumvented, or an authorized user intentionally or unintentionally removes, loses or destroys critical business data, serious negative consequences for the Company can follow, including significant disruption of the Company’s operations, misappropriation of confidential Company and/or customer information, or damage to the Company’s, customers’ or counterparties’ computers or systems. These consequences could result in violations of privacy and other applicable laws; financial loss to the Company or to its customers; loss of confidence in the
Company’s security measures; customer dissatisfaction; significant litigation exposure; regulatory investigations, fines, penalties or intervention; reimbursement or other compensatory costs (including the costs of credit monitoring services); additional compliance costs; and harm to the Company’s reputation, all of which could adversely affect the Company.
Because the investigation of any cybersecurity incident is inherently unpredictable and would require substantial time to complete, the Company may not be able to quickly remediate the consequences of any incident, which may increase the costs of, and enhance the negative consequences associated with, an incident. In addition, to the extent the Company’s insurance covers aspects of any cybersecurity incident, such insurance may not be sufficient to cover all the Company’s losses.
The Company relies on its employees, systems and third parties to conduct its business, and certain failures by systems or misconduct by employees or third parties could adversely affect its operations The Company operates in many different businesses in diverse markets and relies on the ability of its employees and systems to process a high number of transactions. The Company’s business, financial, accounting, data processing, and other operating systems and facilities may stop operating properly or become disabled or damaged due to a number of factors, including events that are out of its control. In addition to the risks posed by cybersecurity incidents, as discussed above, such systems could be compromised because of spikes in transaction volume, electrical or telecommunications outages, critical technology failures, degradation or loss of internet or website availability, natural disasters, political or social unrest, and terrorist acts. The Company’s business operations may be adversely affected by significant disruption to the operating systems that support its businesses and customers. The Company’s resiliency systems could become compromised, which could negatively impact the ability to back up data.
The Company could also incur losses resulting from the risk of human error by employees, misconduct or fraud by employees or persons outside the Company, unauthorized access to its computer systems, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements, and failures of business continuation and disaster recovery processes and systems. This risk of loss also includes customer remediation costs, potential legal actions, fines or civil money penalties that could arise resulting from an operational deficiency or noncompliance with applicable regulatory standards, adverse business decisions or their implementation, reputational harm, and customer attrition due to potential negative publicity.
Third parties provide key components of the Company’s business infrastructure, such as internet connections, cloud services, network access and mutual fund distribution. Any problems caused by third-party service providers, including failing to comply with their contractual obligations or performing their services negligently, which could cause

139

critical technology failures, could adversely affect the Company’s ability to deliver products and services to the Company’s customers and otherwise conduct its business. Replacing third-party service providers could also entail significant delay and expense. In addition, failure of third-party service providers to handle current or higher volumes of use could adversely affect the Company’s ability to deliver products and services to clients and otherwise conduct its business. Technological or financial difficulties of a third-party service provider could adversely affect the Company’s businesses to the extent those difficulties result in the interruption or discontinuation of services provided by that party.
Operational risks for large financial institutions such as the Company have generally increased in recent years, in part because of the proliferation of new technologies, implementation of work-from-home and hybrid work arrangements, the use of internet services and telecommunications technologies to conduct financial transactions, the increased number and complexity of transactions being processed, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. In the event of a breakdown in the Company’s internal control systems, improper operation of systems or improper employee or third-party actions, the Company could suffer financial loss, face legal or regulatory action and suffer damage to its reputation.
The Company could face material legal and reputational harm if it fails to safeguard personal information The Company is subject to complex and evolving laws and regulations, both inside and outside the United States, governing the privacy and protection of personal information. Individuals whose personal information may be protected by law include the Company’s customers and their customers, prospective customers, job applicants, current and former employees, employees of the Company’s suppliers, and other individuals. Complying with laws and regulations applicable to the Company’s collection, use, transfer and storage of personal information can increase operating costs, impact the development and marketing of new products or services, and reduce operational efficiency. Mishandling or misuse of personal information by the Company or its suppliers, including data breaches at third parties exposing personal information that have occurred and could occur in the future, have resulted in litigation against the Company and could result in additional litigation or regulatory fines, penalties or other sanctions in the future. For example, in 2024, a state attorney general filed a claim in federal court against a bank for alleged failure to protect consumer accounts from fraud.
In the United States, several states have enacted consumer privacy laws that impose compliance obligations with respect to personal information. In particular, the California Consumer Privacy Act (the ”CCPA”), as amended by the California Privacy Rights Act, and its implementing regulations impose significant requirements on covered businesses with respect to consumer data privacy rights. Compliance with the CCPA and other state statutes, common law, or regulations designed to protect personal information could potentially require substantial technology infrastructure and process changes across many of the Company’s businesses. Non-compliance with the CCPA or similar laws and regulations could lead to substantial regulatory fines and penalties, damages from private causes of action, compelled changes to the Company’s business practices, and/or reputational harm. The Company cannot predict whether any pending or future state or federal legislation will be adopted, or the impact of any such adopted legislation on the Company. Future legislation could result in substantial costs to the Company and could have an adverse effect on its business, financial condition, and results of operations.
In addition, legal requirements for cross-border personal data transfers vary across jurisdictions, such as in the European Economic Area and the United Kingdom, and are evolving rapidly. Compliance with this changing landscape of privacy requirements could potentially compel the Company to make significant technological and operational changes, any of which could result in substantial costs to the Company, and failure to comply with applicable data transfer or privacy requirements could subject the Company to fines or regulatory investigation or oversight.
Additional risks could arise from the failure of the Company or third parties to provide adequate notice to the Company’s customers about the personal information collected from them and the use of such information; to receive, document, and honor the privacy preferences expressed by the Company’s customers; to protect personal information from unauthorized disclosure; or to maintain proper training on privacy practices for all employees or third parties who have access to personal information. Concerns regarding the effectiveness of the Company’s measures to safeguard personal information and abide by privacy preferences, or even the perception that those measures are inadequate or that the Company does not abide by such privacy preferences, could cause the Company to lose existing or potential customers and thereby reduce its revenues. In addition, any failure or perceived failure by the Company to comply with applicable privacy or data protection laws and regulations has subjected, and may in the future subject, the Company to litigation and could result in requirements to modify or cease certain operations or practices, and/or incur material liabilities or regulatory fines, penalties, or other sanctions. Refer to “Supervision and Regulation” in the Company’s Annual Report on Form 10-K for additional information regarding data privacy laws and regulations. Any of these outcomes could materially damage the Company’s reputation and otherwise adversely affect its business.
The Company could lose market share and experience increased costs if it does not effectively develop and implement new technology The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services, including innovative ways that customers can make payments or manage their accounts, such as through the use of mobile payments, digital wallets or digital currencies. The Company believes its success depends, in

140 U.S. Bancorp 2024 Annual Report

part, upon its ability to address customer needs by using technology to provide products and services and create additional efficiencies in the Company’s operations. When launching a new product or service or introducing a new platform for the delivery of products and services, the Company might not identify or fully appreciate the operational risks arising from those innovations or might inadvertently fail to implement adequate controls to mitigate those risks. Developing and deploying new technology-driven products and services can also involve costs that the Company may not recover and divert resources away from other product development efforts. The Company’s products and services may also rely on certain hardware, software, or service companies for which there are few alternatives, and the costs charged by these vendors may increase significantly year to year. In addition to the risk posed by critical technology failures, the Company may not be able to effectively develop and implement profitable new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry, including because competitors may spend more resources on developing new technologies or because non-bank competitors have a lower cost structure and more flexibility, could harm the Company’s competitive position and negatively affect its revenue and profit.
The use of new technologies, including AI and machine learning, may result in reputational harm, increased regulatory scrutiny and increased liability The banking industry is subject to rapid and significant technological change. To compete effectively, the Company uses new and evolving technologies, including AI and machine learning, to help improve its customer service, marketing, and products, to increase productivity for internal code development and testing, and to automate certain business decisions and risk management practices, such as fraud identification. The Company's use of AI and machine learning is subject to risks that algorithms and datasets are flawed or may be insufficient or contain biased information. In addition, the models and processes relating to AI and machine learning are not always transparent, which could increase the risk of unintended deficiencies. These deficiencies could result in inaccurate or ineffective decisions, predictions or analysis, which could subject the Company to competitive harm, legal liability, increased regulatory scrutiny, reputational harm or other consequences that the Company may not be able to predict, any of which could negatively affect the Company's financial condition and results of operations. Furthermore, the legal and regulatory landscape impacting new technologies such as AI is evolving rapidly, and the inability to predict how this regulation will take shape and the absence of a uniform regulatory framework for AI may present unforeseen challenges in applying and relying on existing compliance systems. Complying with existing and new AI and data usage laws, and inconsistencies in regulation from jurisdiction to jurisdiction, could increase expenses and exposure to legal or regulatory proceedings.
Damage to the Company’s reputation could adversely impact its business and financial results Reputation risk, or the risk to the Company’s business, earnings and capital from negative public opinion, is inherent in the Company’s business. Negative public opinion about the financial services industry generally or the Company specifically could adversely affect the Company’s ability to retain and attract stakeholders such as customers, investors, and employees and could expose the Company to litigation and regulatory action. Negative public opinion can result from the Company’s actual or alleged conduct in any number of activities, including lending practices, cybersecurity incidents, misuse or failure to safeguard personal information, inability to meet community and other stakeholder commitments, discriminating or harassing behavior of employees toward other employees or customers, mortgage servicing and foreclosure practices, compensation practices, sales practices, regulatory compliance, mergers and acquisitions, and actions taken by government regulators and community organizations in response to that conduct. Additionally, the Company’s stakeholders often hold differing views on how the Company should address environmental, social and sustainability matters, including diversity-related matters, and the Company may not be able to meet the diverging expectations of different stakeholder groups, which could result in negative attention in traditional and social media, resulting in a negative perception of the Company depending on an individual’s view. In addition, failure to make accurate disclosures on these or other topics, or to deliver against announced goals, commitments and plans on these or other topics, could present reputational, legal and financial harm to the Company. If the Company is unable to design or execute against business strategies, including with respect to environmental, social or sustainability matters, reputational damage could result, leading to a loss of customers or negative investor sentiment.
The Company’s business and financial performance could be adversely affected, directly or indirectly, by natural disasters, pandemics, terrorist activities, civil unrest or international hostilities Neither the occurrence nor the potential impact of natural disasters, pandemics, terrorist activities, civil unrest or international hostilities can be predicted. However, these occurrences could impact the Company directly (for example, by interrupting the Company’s systems, which could prevent the Company from obtaining deposits, originating loans and processing and controlling its flow of business; causing significant damage to the Company’s facilities; or otherwise preventing the Company from conducting business in the ordinary course), or indirectly as a result of their impact on the Company’s borrowers, depositors, other customers, vendors or other counterparties (for example, by damaging properties pledged as collateral for the Company’s loans or impairing the ability of certain borrowers to repay their loans). The Company has also suffered, and could in the future suffer, adverse consequences to the extent that natural disasters, pandemics, terrorist activities, civil unrest or international hostilities, including the ongoing war in

141

Ukraine and conflict in the Middle East, affect the financial markets or the economy in general or in any particular region. These occurrences have caused, and may in the future cause, operational disruptions and increases in delinquencies, bankruptcies or defaults that could result in the Company experiencing higher levels of nonperforming assets, net charge-offs and provisions for credit losses.
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
The Company’s ability to mitigate the adverse consequences of these occurrences is in part dependent on the quality of the Company’s resiliency planning and the Company’s ability, if any, to anticipate the nature of any such event that occurs. The adverse effects of natural disasters, pandemics, terrorist activities, civil unrest or international hostilities also could be increased to the extent there is a lack of preparedness on the part of national or regional emergency responders or on the part of other organizations and businesses that the Company transacts with, particularly those that it depends upon, but has no control over.
The Company’s business strategy, operations, financial performance and customers could be materially adversely affected by the impacts related to climate change Risks associated with climate change have affected, and may continue to affect, the Company and its customers and communities. The physical risks of climate change include chronic shifts in the climate, such as increasing average global temperatures, rising sea levels and an increase in the frequency and severity of extreme weather events and natural disasters, including wildfires, floods, tornadoes and hurricanes. The financial costs related to natural disasters have increased in recent years and may continue to do so in the future based on multiple factors. Such chronic shifts and disasters could disrupt the Company’s businesses and operations or the businesses and operations of the Company’s customers, vendors or counterparties, particularly with respect to those located in low-lying areas and coastlines that are more prone to flooding or other areas that are prone to wildfires and other disasters. Such chronic shifts and disasters could also adversely affect the Company’s business strategy and financial performance by, among other impacts, resulting in market volatility, negatively impacting customers’ ability to pay outstanding loans or fulfill other contractual obligations, damaging collateral or resulting in the deterioration of the value of collateral, or reducing availability or increasing costs of insurance, including insurance that protects property pledged as collateral for Company loans.
To the extent the United States and global economies continue to transition to a low-carbon economy, transition risks may arise from changes in consumer preferences, technologies, public policies, and legal and regulatory requirements. New laws and regulations could result in significant costs as the Company implements compliance, disclosure and other programs. Failure to comply with any applicable laws or regulations could result in legal or regulatory sanctions and harm to the Company’s reputation. Failure to adequately consider transition risks in the Company’s operations could lead to a loss of market share, lower revenues, decreased asset values and higher credit costs. For example, a transition to a low-carbon economy could negatively affect the business of customers in carbon-intensive industries and reduce their creditworthiness.
These physical risks and transition risks could increase expenses or otherwise adversely impact the Company’s business strategy, operations, financial performance and customers. In particular, new laws, regulations or guidance, or the attitudes of regulators, shareholders, employees and customers regarding climate change, may affect the activities in which the Company engages and the products that the Company offers. An inability to adjust the Company’s business to mitigate the effects of physical and transition risks could result in higher operational and credit losses. In addition, the Company’s stakeholders’ views on climate change are diverse, dynamic, and rapidly changing, and the Company may not be able to meet the diverging expectations and priorities of different stakeholder groups, including regulators in different jurisdictions as further discussed in the risk factor “The Company is subject to significant financial and reputation risks from potential legal liability and governmental actions”. The Company could also experience increased expenses resulting from strategic planning, litigation and technology and market changes, and reputational harm as a result of negative public sentiment, regulatory scrutiny and reduced investor and stakeholder confidence due to the Company’s response to climate change and the Company’s climate change strategy.
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
The Company expects that its business will remain subject to extensive regulation and supervision and that the

142 U.S. Bancorp 2024 Annual Report

level of scrutiny and the enforcement environment may fluctuate over time, based on numerous factors, including bank failures, changes in the United States presidential administration or one or both houses of Congress and public sentiment regarding financial institutions (which can be influenced by scandals and other incidents that involve participants in the industry). In particular, recent changes in national political leadership have introduced uncertainty into the direction and timing of any future regulation. The Company expects the Trump administration will seek to implement a regulatory reform agenda that is significantly different than that of the Biden administration, impacting the rulemaking, supervision, examination and enforcement priorities of the federal banking agencies. Any potential new regulations or modifications to existing regulations and supervisory expectations may necessitate changes to the Company’s existing regulatory compliance and risk management infrastructure. In addition, changes in key personnel at the agencies that regulate the Company, including federal banking regulators, may result in differing interpretations of existing rules and guidelines and potentially more stringent enforcement and more severe penalties than previously experienced. In June 2024, the U.S. Supreme Court reversed its longstanding approach under the Chevron doctrine, which provided for judicial deference to regulatory agencies. As a result of this decision, there may be increased challenges to existing agency regulations, and it is uncertain how lower courts will apply the decision in the context of other regulatory schemes.
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
Changes to statutes, regulations or regulatory policies, or their interpretation or implementation, and/or regulatory practices, requirements or expectations, could affect the Company in substantial and unpredictable ways. Complying with regulatory changes has at times resulted in significant expense for the Company, and these and other future regulatory changes could result in further significant expenses which could materially affect the Company’s financial condition and results of operations. In particular, regulators have proposed a number of regulations that, if they were to become effective, would affect the Company’s fee revenues and increase compliance costs for the Company. The potential effects on the Company remain uncertain due to legal challenges to many of the regulations as well as the recent changes in the U.S. presidential administration and control of the U.S. Senate, which are likely to result in changing federal or state regulatory priorities. Any shifts in state or federal regulatory priorities may also result in increased compliance costs and regulatory risks as new regulations are issued and enforcement priorities shift. Failure to comply with any new law or regulation could result in litigation, regulatory enforcement actions and harm to the Company’s reputation.
General regulatory practices, such as longer time frames to obtain regulatory approvals for acquisitions and other activities (and the resultant impact on businesses the Company may seek to acquire) and initiatives to reduce fees on certain products, could affect the Company’s ability or willingness to make certain acquisitions or introduce new products or services. These could affect the Company’s ability or willingness to provide certain products or services, necessitate changes to the Company’s business practices or reduce the Company’s revenues.
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

143

monitors, as part of such settlements, which could have significant consequences for a financial institution, including loss of customers, reputational harm, increased exposure to civil litigation, restrictions on the ability to access the capital markets, and the inability to operate certain businesses or offer certain products for a period of time.
Non-compliance with sanctions laws and/or BSA/AML laws or failure to maintain an adequate BSA/AML compliance program can lead to significant monetary penalties and reputational damage. In addition, federal regulators evaluate the effectiveness of an applicant in combating money laundering when determining whether to approve a proposed bank merger, acquisition, restructuring, or other expansionary activity. There have been a number of significant enforcement actions against banks, broker-dealers and non-bank financial institutions with respect to sanctions laws and BSA/AML laws, and some have resulted in substantial penalties, including against the Company and USBNA in 2018. The adoption of cryptocurrency and blockchain technology has rapidly expanded in recent years, and future regulatory changes may lead to additional growth of digital assets. Cryptocurrency and other new forms of payment have resulted in increased BSA/AML compliance risks, particularly with respect to “know-your-customer” and transaction monitoring requirements.
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
Stringent requirements related to capital and liquidity are applicable to larger banking organizations, including the Company, that may limit the Company’s ability to return earnings to shareholders or operate or invest in its business If enacted as proposed, the “Basel
III Endgame” rules would result in significant changes to regulatory capital rules applicable to the Company. The Company expects that, if adopted, the final rules will result in requirements for the Company to maintain increased levels of regulatory capital. These and other future changes to the implementation of these rules including the stress capital buffer, or additional capital- and liquidity-related rules, could require the Company to take further steps to increase its capital, increase its investment security holdings, divest assets or operations, or otherwise change aspects of its capital and/or liquidity measures, including in ways that may be dilutive to shareholders or could limit the Company’s ability to pay common stock dividends, repurchase its common stock, invest in its businesses or provide loans to its customers.
The effects of external events and actions by the Federal Reserve Board have in the past limited and may in the future limit capital distributions, including suspension of the Company’s share repurchase program or reduction or suspension of the Company’s common stock dividend. In addition, bank failures in 2023 and the results of regulatory investigations into the failures has resulted in, and could result in further, increased regulatory scrutiny and heightened regulatory requirements, any of which could require the Company to expend significant time and effort to implement appropriate compliance procedures or to incur other expenses, and could negatively affect the Company’s financial condition or results of operations.
Further, in August 2023, the Federal Reserve Board, OCC and FDIC issued a proposed rule that would require, among other institutions, each Category III U.S. bank holding company, including the Company, and each insured depository institution with $100 billion or more in total consolidated assets that is a consolidated subsidiary of a Category III U.S. bank holding company, such as USBNA, to have minimum levels of outstanding long-term debt. The proposed rule is intended to improve the resolvability of the banking organizations covered by the rule. Any effects on the Company and USBNA will depend on the final form of any rulemaking, and may require the Company to change its current funding mix, including being required to raise additional long-term debt, which could adversely impact net interest margin and net interest income.
Refer to “Supervision and Regulation” in the Company’s Annual Report on Form 10-K for additional information regarding the Company’s capital and liquidity requirements.
The Company is subject to significant financial and reputation risks from potential legal liability and governmental actions The Company faces significant legal risks in its businesses, and the volume of claims and amount of damages and penalties claimed in litigation and governmental proceedings against it and other financial institutions are substantial. Customers, clients and other counterparties make claims for substantial or indeterminate amounts of damages, while banking regulators and certain other governmental authorities have focused on enforcement. The Company is named as a defendant or is otherwise involved in many legal proceedings, including

144 U.S. Bancorp 2024 Annual Report

class actions and other litigation. As a participant in the financial services industry, it is likely that the Company will continue to experience a high level of litigation and government scrutiny related to its businesses and operations in the future. Substantial legal liability or significant governmental action against the Company could materially impact the Company’s financial condition and results of operations (including because such matters may be resolved for amounts that exceed established accruals for a particular period) or cause significant reputational harm to the Company.
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
In addition, lawmakers and regulators have proposed or adopted expansive requirements on environmental, social and sustainability matters. These requirements are emerging and evolving rapidly, and some have been subject to judicial challenges, leading to significant legal uncertainty. The diverging approach of lawmakers and regulators on these matters further amplify such uncertainty. For example, some states in which the Company does business have implemented “anti-ESG” measures and may seek to implement additional measures in the future. Such measures may conflict with other regulatory requirements, including requirements to enhance environmental, social and sustainability-related disclosures and efforts imposed by other jurisdictions in which the Company operates, or be inconsistent with the expectations of certain Company customers and shareholders. If the Company fails to comply with evolving, and possibly conflicting, legal and regulatory requirements, it could harm the Company’s ability to continue to conduct business in one or more of the jurisdictions in which the Company currently operates, or could otherwise harm the Company’s business.
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
The Company’s failure to satisfy its obligations as servicer for consumer loan securitizations and residential mortgage loans owned by other entities, and other losses the Company could incur as servicer, could adversely impact the Company’s reputation, servicing costs or results of operations The Company services both automobile and unsecured consumer installment loans on behalf of third-party securitization vehicles and also acts as servicer and master servicer for mortgage loans included in securitizations and for unsecuritized mortgage loans owned by investors. As a servicer or master servicer for those loans, the Company has certain contractual obligations to the securitization trusts, investors, or other third parties. As a servicer, the Company’s obligations include collecting all payments due by the borrower consistent with accepted servicing practices and applicable law, which in the case of borrower delinquency or default may include, as applicable to the loan, considering alternatives to repossession or foreclosure upon the collateral securing the loan, such as loan modifications or short sales. In the Company’s capacity as a master servicer, obligations include overseeing the servicing of mortgage loans by the servicer. Generally, the Company’s servicing obligations are set by contract, for which the Company receives a contractual fee. However, with respect to mortgage loans, GSEs can amend their servicing guidelines, which can increase the scope or costs of the services required without any corresponding increase in the Company’s servicing fee. As a servicer, the Company also advances expenses on behalf of investors which it may be unable to collect. A material breach of the Company’s obligations as servicer or master servicer may result in contract termination if the breach is not cured within a specified period of time following notice which would negatively impact the Company’s ongoing servicing fee compensation and could adversely impact the Company’s reputation. In addition, the Company may be required to indemnify the securitization trustee against losses from any failure by the Company, as a servicer or master servicer, to perform the Company’s servicing obligations or any act or omission on the Company’s part that involves willful misfeasance, bad faith, or gross negligence. For certain investors and certain transactions, the Company may be contractually obligated to repurchase a loan or reimburse the investor for credit losses incurred on the loan as a remedy for servicing errors with respect to the loan or a result of claims made that the Company did not satisfy its obligations as a servicer or master servicer. The Company may also experience increased loss severity on repurchases, which may require a material increase to the Company’s repurchase reserve. The Company has and may continue to receive indemnification requests related to the Company’s servicing of mortgage loans owned or insured by other parties, primarily GSEs.

145

Credit and Mortgage Business Risk
Heightened credit risk could require the Company to increase its provision for credit losses, which could have a material adverse effect on the Company’s results of operations and financial condition When the Company lends money, or enters into commitments to lend money, it incurs credit risk, or the risk of loss if its borrowers do not repay their loans. The credit performance of the Company’s loan portfolios significantly affects its financial results and condition. If the current economic environment were to worsen, the Company’s customers may have more difficulty in repaying their loans or other obligations, which could result in a higher level of credit losses and higher provisions for credit losses. Stress on the United States economy or the local economies in which the Company does business, including the economic stress caused by high commercial real estate vacancy rates, escalating geopolitical tensions, trade tariffs or other fiscal policies, and elevated interest rates and inflation has resulted, and in the future may result, in, among other things, borrowers’ inability to refinance loans at maturity and unexpected deterioration in credit quality of the loan portfolio or in the value of collateral securing those loans, which has caused, and in the future could cause, the Company to establish higher provisions for credit losses.
The Company reserves for credit losses by establishing an allowance through a charge to earnings to provide for loan defaults and nonperformance. The Company’s allowance for credit losses is compliant with CECL accounting guidance, under which the allowance for credit losses reflects the Company’s expected lifetime loss estimates of the portfolio. The allowance for credit losses is constructed based on an evaluation of the risks associated with its loan portfolio, including the size and composition of the loan portfolio, the portfolio’s historical loss experience, current and foreseeable economic conditions and borrower financial condition and collateral value. These forecasts and estimates require difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of the Company’s borrowers to repay their loans. The Company may not be able to accurately predict these economic conditions and/or some or all of their effects, which may, in turn, negatively impact the reliability of the process. The Company also makes loans to borrowers where it does not have or service the loan with the first lien on the property securing its loan. For loans in a junior lien position, the Company may not have access to information on the position or performance of the first lien when it is held and serviced by a third party, which may adversely affect the accuracy of the loss estimates for loans of these types. Increases in the Company’s allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect its financial results. In addition, the Company’s ability to assess the creditworthiness of its customers may be impaired if the models and approaches it uses to select, manage, and underwrite its customers become less predictive of future behaviors.
A concentration of credit and market risk in the Company’s loan portfolio could increase the potential for significant losses The Company may have higher credit risk, or experience higher credit losses, to the extent its loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral. For example, high vacancy rates in commercial properties may affect the value of commercial real estate, including by causing the value of properties securing commercial real estate loans to be less than the amounts owed on such loans. In addition, elevated interest rates may make it more difficult for borrowers to refinance maturing loans. Any of these or other events could increase the level of defaults and result in higher credit losses to the Company. The Company’s credit risk and credit losses can also increase if borrowers who engage in similar activities are uniquely or disproportionately affected by economic or market conditions, or by regulation, such as regulation related to climate change. Deterioration in economic conditions or real estate values in states or regions where the Company has relatively larger concentrations of residential or commercial real estate could result in higher credit costs. For example, the Company’s acquisition of MUB increased the Company’s exposure to the markets in California. Deterioration in real estate or collateral values and underlying economic conditions in California, including as a result of wildfires, could result in higher credit losses to the Company.
Changes in interest rates can impact the value of the Company’s mortgage servicing rights and mortgages held for sale, and can make its mortgage banking revenue volatile from quarter to quarter, which can reduce its earnings The Company has a portfolio of MSRs, which is the right to service a mortgage loan—collect principal, interest and escrow amounts—for a fee. The Company’s MSR portfolio had a fair value of $3.4 billion as of December 31, 2024. The Company initially carries its MSRs using a fair value measurement of the present value of the estimated future net servicing income, which includes assumptions about the likelihood of prepayment by borrowers. Changes in interest rates can affect prepayment assumptions and thus fair value. When interest rates fall, prepayments tend to increase as borrowers refinance, and the fair value of MSRs can decrease, which in turn reduces the Company’s earnings. Further, it is possible that, because of economic conditions such as a weak or deteriorating housing market, even when interest rates fall, mortgage originations may fall or any increase in mortgage originations may not be enough to offset the decrease in the MSRs’ value caused by the lower rates.
Decreased purchase volume by GSEs or limits on the Company’s access to the mortgage secondary market and GSEs could adversely affect the Company’s revenue and capacity to fund new loans The Company sells a portion of the mortgage loans that it originates to increase revenue through origination fees and ongoing servicing of such loans and to provide funding capacity for originating additional loans. GSEs could limit their purchases of conforming loans due to capital constraints,

146 U.S. Bancorp 2024 Annual Report

other changes in their criteria for conforming loans or other reasons. This potential reduction in purchases could limit the Company’s ability to fund new loans. In addition, if GSEs limit their purchases of conforming loans, the Company may limit its originations of mortgage loans that it intends to sell, which could reduce the Company’s revenue from origination fees of such loans and the ongoing servicing fees it receives from such loans. Proposals have been presented to reform the housing finance market in the U.S., including the role of the GSEs in the residential finance market. The extent and timing of any such regulatory reform of the housing finance market and the GSEs, as well as any effect on the Company’s business and financial results, are uncertain.
A decline in the soundness, strength or stability of other financial institutions could adversely affect the Company’s results of operations Actual or perceived issues with, or rumors or questions about, one or more financial institutions, or about the financial services industry more generally, have led to, and may in the future lead to, among other things: market-wide liquidity problems; rapid and significant deposit withdrawals at certain institutions, particularly those with elevated levels of uninsured deposits; losses or defaults by certain institutions, up to and including failures of banks; significant volatility in the stock of financial services institutions; and an increase in fear or skepticism of the safety of banks generally. In addition, the Company’s ability to engage in routine funding or settlement transactions could be adversely affected by any of these events or by other events that affect the commercial soundness of other domestic or foreign financial institutions. Failures of banks that are unrelated to USBNA have increased, and may in the future increase, USBNA’s deposit insurance assessments, such as the FDIC’s special assessment relating to bank failures that occurred in 2023. In addition, customers and others may seek to make comparisons between failed or failing banks and USBNA, which, even if unfounded, can spread quickly through social media or other online channels. Such comparisons could affect customer confidence in USBNA and lead to deposit withdrawals or other negative effects the Company is unable to predict, any of which could materially and negatively affect the Company’s results of operations and financial condition. In addition, due to the prevalence of mobile banking and the ease with which customers can withdraw funds, deposits can now be withdrawn at a significantly faster pace than in the past (as was evidenced in the 2023 bank failures).
Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. The Company has exposure to many different counterparties, and the Company routinely executes and settles transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional counterparties. As a result, defaults by, or even rumors or questions about the soundness, strength or stability of, one or more financial services institutions, or the financial services industry generally, could lead to losses or defaults by the Company or by other institutions and impact the Company’s predominately United States–based businesses or the merchant processing, corporate trust and fund administration services businesses it operates in foreign countries. Many of these transactions expose the Company to credit risk in the event of a default by a counterparty or client. In addition, the Company’s credit risk may be further increased when the collateral held by the Company cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due the Company. Any such losses could adversely affect the Company’s results of operations.
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
Liquidity Risk
If the Company does not effectively manage its liquidity, its business could suffer The Company’s liquidity is essential for the operation of its businesses. Market conditions, the threat or occurrence of a U.S. sovereign default, unforeseen outflows of funds or other events could negatively affect the Company’s level or cost of funding, in turn affecting its ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, and fund asset growth and new business transactions at a reasonable cost and in a timely manner. If the Company’s access to stable and low-cost sources of funding, such as customer deposits, is reduced, the Company might need to use alternative funding, which could be more expensive or of limited availability. Any substantial, unexpected or prolonged changes in the level or cost of liquidity could materially and adversely affect the Company’s businesses.
In addition, bank failures in 2023 led to significant volatility in the financial services industry and to liquidity problems at certain institutions. Although governmental support was provided in connection with these bank failures, including the FDIC invoking the systemic risk exception to guarantee uninsured deposits, there can be no guarantee that the FDIC will invoke the systemic risk exception in connection with any future bank failures or that the government would otherwise take any action to provide liquidity to troubled institutions. Further, even if governmental support for financial institutions is available in the future, it may not be sufficient to address systemic risks.
Loss of customer deposits could increase the Company’s funding costs The Company relies on customer deposits as a low-cost and stable source of funding. The Company competes with banks and other financial services companies for deposits, including those that offer online channels. Recent declines in short-term

147

interest rates have generally lowered the Company’s deposit funding costs. However, competition for deposits could increase to the extent the Federal Reserve continues the normalization of its balance sheet through quantitative tightening. Increased competition could negatively impact the Company’s ability to realize further improvement in deposit funding costs, even if short-term rates continue to decline. If short-term interest rates were to increase, the Company would expect more intense competition in deposit pricing. Competition and higher short-term interest rates may cause the Company to increase the interest rates it pays on deposits. If the Company’s competitors raise the interest rates they pay on deposits, or lower the interest rates they pay on deposits by less than the Company, the Company’s funding costs may increase, either because the Company raises the interest rates it pays on deposits to avoid losing deposits to competitors or because the Company loses deposits to competitors and must rely on more expensive sources of funding. Higher funding costs reduce the Company’s net interest margin and net interest income.
Checking and savings account balances and other forms of customer deposits may decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff. When customers move money out of bank deposits and into other investments, the Company may lose a relatively low-cost source of funds, increasing the Company’s funding costs and reducing the Company’s net interest income. In addition, mass withdrawals of deposits occurred at certain banks that failed in 2023, seemingly triggered by losses in the banks’ investment securities portfolios and concerns about uninsured and uncollateralized deposits. A loss in the value of the Company’s investment or loan portfolio, perceived concerns regarding the Company’s and USBNA’s capital positions or perceived concerns regarding the level of USBNA’s uninsured and uncollateralized deposits could cause rapid and significant deposit outflows. This risk is exacerbated by technological developments and changes in banking relationships, such as customers maintaining accounts at multiple banks, which increase the ease and speed with which depositors are able to move their deposits. The potential speed of deposit withdrawals may be further accelerated due to the way information, including false information or unfounded rumors, can be spread quickly through social media and other online channels. If USBNA were to experience a significant outflow of deposits, the Company may face increased funding costs, suffer losses and have a reduced ability to raise new capital.
The Company could lose access to sources of liquidity if it were to experience financial or regulatory issues The Company has access to sources of liquidity provided by the Federal Reserve Bank, such as the Federal Reserve Bank discount window and other liquidity facilities that the Federal Reserve Board may establish from time to time, as well as liquidity provided by the FHLB. To access these sources of liquidity, the Federal Reserve Board or FHLB may impose conditions that the Company and USBNA are in sound financial condition (as determined by the Federal
Reserve Board or FHLB) or that the Company and USBNA maintain minimum supervisory ratings. If the Company or USBNA were to experience financial or regulatory issues, it could affect the Company’s or USBNA's ability to access liquidity facilities, including at times when the Company or USBNA needs additional liquidity for the operation of its business. If the Company or USBNA were to lose access to these liquidity sources, it could have a material adverse effect on the Company’s operations and financial condition.
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
Competitive and Strategic Risk
The financial services industry is highly competitive, and competitive pressures could intensify and adversely affect the Company’s financial results The Company operates in a highly competitive industry that could become even more competitive as a result of legislative, regulatory and technological changes, as well as continued industry consolidation. This consolidation may produce larger, better-capitalized and more geographically diverse companies that are capable of offering a wider array of financial products and services at more competitive prices. The Company competes with other commercial banks, savings and loan associations, mutual savings banks, finance companies, mortgage banking companies, credit unions, investment companies, credit card companies, and a variety of other financial services and advisory companies. Legislative or regulatory changes also could lead to increased competition in the financial services sector.
The adoption and rapid growth of new technologies, including generative AI, cryptocurrencies and blockchain and other distributed ledger technologies, have required the Company to invest resources to adapt its systems, products and services, and it expects to continue to make similar investments. In addition, technology has lowered barriers to entry and made it possible for non-banks to offer products and services, such as loans and payment services, that traditionally were banking products, and made it possible for technology companies to compete with

148 U.S. Bancorp 2024 Annual Report

financial institutions in providing electronic, internet-based, and mobile phone–based financial solutions. Competition with non-banks, including technology companies, to provide financial products and services is intensifying. In particular, the activity of financial technology companies (“fintechs”) has grown significantly over recent years and is expected to continue to grow. Fintechs have and may continue to offer bank or bank-like products. For example, a number of fintechs have applied for bank or industrial loan charters, which, in some cases, have been granted. In addition, other fintechs have partnered with existing banks to allow them to offer deposit products or payment services to their customers. Many of these companies, including the Company’s competitors, have fewer regulatory constraints, and some have lower cost structures, in part due to lack of physical structures. In addition, future regulatory developments may increase the ability of fintechs and other competitors to compete with traditional banks, including through the use of cryptocurrency and other digital assets or alternative payment systems. Also, the potential need to adapt to industry changes in information technology systems, including potential upgrades relating to digital assets, on which the Company and financial services industry are highly dependent, could present operational issues and require capital spending. The Company’s ability to compete successfully depends on a number of factors, including, among others, its ability to develop and execute strategic plans and initiatives; developing, maintaining and building long-term customer relationships based on quality service, competitive prices, high ethical standards and safe, sound assets; and industry and general economic trends. A failure to compete effectively could contribute to downward price pressure on the Company’s products or services or a loss of market share.
The Company may need to lower prices on existing products and services and develop and introduce new products and services to maintain market share The Company’s success depends, in part, on its ability to adapt its products and services to evolving customer preferences and industry standards. There is increasing pressure to provide products and services at lower prices. Lower prices can reduce the Company’s net interest margin and revenues from its fee-based products and services. In addition, the adoption of new technologies or further developments in current technologies require the Company to make substantial expenditures to modify or adapt its existing products and services. Also, these and other capital investments in the Company’s businesses may not produce expected growth in earnings anticipated at the time of the expenditure. The Company might not be successful in developing or introducing new products and services, adapting to changing customer preferences and spending and saving habits (which may be altered significantly and with little warning), achieving market acceptance of its products and services, or sufficiently developing and maintaining loyal customer relationships.
The Company may not realize the full value of its strategic plans and initiatives As the Company develops its strategic initiatives, it reviews the internal and external environment to inform any changes required, take advantage of new opportunities and/or respond to unexpected challenges. Initiatives include focusing on customer growth with tailored products and experiences that meet customer needs; executing disciplined strategies to grow and maintain sufficient capital levels as part of preserving the Company’s financial position and risk appetite; and partnering with or acquiring and integrating financial services businesses or assets. The Company’s initiatives are impacted by internal factors, rapid pace of change from an evolving competitive landscape, increased cybersecurity threats, accelerated digitalization, and emerging technologies. Execution of these initiatives is also impacted by the Company’s response to external economic conditions, global political and economic uncertainty, and regulatory factors that are beyond its control. The Company’s future growth and the value of its businesses will depend, in part, on its ability to effectively implement its business strategy. If the Company is not able to successfully execute its business strategy, then the Company’s competitive position, reputation, prospects for growth, and results of operations may be adversely affected.
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
The Company must generally receive federal regulatory approval before it can acquire a bank or bank holding company. The Company’s ability to pursue or complete an attractive acquisition could be negatively impacted by regulatory delay or other regulatory issues. The Company cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. For example, the Company may be required to sell branches as a condition to receiving regulatory approval for bank acquisitions. In addition, in 2024 the OCC issued a policy statement on bank mergers that may result in more scrutiny being applied to mergers with a resulting institution with $50 billion or more in total assets. The Company is unable to predict at this time what effects the OCC’s policy statement may have on mergers involving USBNA, but it may result in extended timelines for merger approvals. If the Company commits certain regulatory violations, including those that result in a downgrade in certain of the Company’s bank regulatory ratings, governmental authorities could, as a consequence, preclude it from pursuing future acquisitions for a period of time. In addition, the Company’s ability to complete future acquisitions may depend on factors outside its control, including changes in the presidential administration or in one or both houses of Congress and public sentiment regarding bank mergers. Acquisition activity by large banking organizations, such as

149

the Company, continues to draw regulatory and policy focus, and future changes could impact consideration of and regulatory approval processes for certain acquisitions. In addition, acquisitions by large banking organizations such as the Company may receive negative coverage in the media or negative attention by certain members of Congress or other policymakers. If the Company were to receive significant negative publicity in connection with a proposed acquisition, it could damage the Company’s reputation and impede the Company’s ability to complete the acquisition.
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
General Risk Factors
The Company’s framework for managing risks may not be effective in mitigating risk and loss to the Company The Company’s risk management framework seeks to mitigate risk and loss. The Company has established processes and procedures intended to identify, measure, monitor, report, and analyze the types of risk to which it is subject, including liquidity risk, credit risk, market risk, interest rate risk, compliance risk, strategic risk, reputation risk, and operational risk related to its employees, systems and vendors, among others. However, as with any risk management framework, there are inherent limitations to

150 U.S. Bancorp 2024 Annual Report

the Company’s risk management strategies as there may exist, or develop in the future, risks that it has not appropriately anticipated or identified. In addition, the Company relies on quantitative models to measure certain risks and to estimate certain financial values, and these models could fail to predict future events or exposures accurately. The Company must also develop and maintain a culture of risk management among its employees, as well as manage risks associated with third parties, and could fail to do so effectively. If the Company’s risk management framework proves ineffective, the Company could incur litigation and negative regulatory consequences and suffer unexpected losses that could affect its financial condition or results of operations.
The Company’s business could suffer if it fails to attract and retain skilled employees The Company’s success depends, in large part, on its ability to attract and retain key employees. Competition for the best people in most activities the Company engages in can be intense.
The employment market has continued to evolve, influenced by macroeconomic shifts, changes in social norms post-pandemic and technology advancements. Continued pressures on competitive compensation, benefits and flexible work arrangements continue to be focus areas.
Employees have also continued to shift their focus to better work-life balance, improved advancement opportunities and skill specific development, and many businesses, including the Company, have had to adapt quickly to the changing environment. The Company’s ability to compete successfully for talent has been and may continue to be affected by its ability to adapt quickly to such shifts in employee focus, and there is no assurance that these developments will not cause increased turnover or impede the Company’s ability to retain and attract high caliber employees.

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

151

Managing Committee
Andrew Cecere
Mr. Cecere, 64, is Chairman and Chief Executive Officer of U.S. Bancorp. Mr. Cecere has served as Chief Executive Officer since April 2017 and Chairman since April 2018. He also served as President from January 2016 to May 2024. In April 2025, he will serve as Executive Chairman of U.S. Bancorp’s Board of Directors, continuing to lead the Board and supporting Gunjan Kedia as she assumes the role of Chief Executive Officer.
Souheil S. Badran
Mr. Badran, 60, is Senior Executive Vice President and Chief Operations Officer of U.S. Bancorp. Mr. Badran has served in this position since joining U.S. Bancorp in December 2022. From January 2019 until November 2022, he served as Executive Vice President and Chief Operating Officer at Northwestern Mutual, having also served as Chief Innovation Officer from January 2019 until September 2019.
Elcio R.T. Barcelos
Mr. Barcelos, 54, is Senior Executive Vice President and Chief Human Resources Officer of U.S. Bancorp. Mr. Barcelos has served in this position since joining U.S. Bancorp in September 2020. Prior to joining U.S. Bancorp, he served in a leadership role at Federal National Mortgage Association (Fannie Mae).
James L. Chosy
Mr. Chosy, 61, is Senior Executive Vice President and General Counsel of U.S. Bancorp. Mr. Chosy has served in this position since March 2013. He also served as Corporate Secretary of U.S. Bancorp from June 2022 until December 2023 and from March 2013 until April 2016.
Gregory G. Cunningham
Mr. Cunningham, 61, is Senior Executive Vice President and Chief Diversity Officer of U.S. Bancorp. Mr. Cunningham has served in this position since July 2020. From July 2019 until July 2020, he served as Senior Vice President and Chief Diversity Officer of U.S. Bancorp, having served as Vice President of Customer Engagement of U.S. Bancorp from October 2015, when he joined U.S. Bancorp, until July 2019.
Venkatachari Dilip
Mr. Dilip, 65, is Senior Executive Vice President and Chief Information and Technology Officer of U.S. Bancorp. Mr. Dilip previously was an Executive Vice President from September 2018 to April 2023 and has served as Chief Information and Technology Officer since September 2018, when he joined U.S. Bancorp.

Terrance R. Dolan
Mr. Dolan, 63, is Vice Chair and Chief Administration Officer of U.S. Bancorp. Mr. Dolan has served in this position since September 2023. From August 2016 to August 2023, he served as Vice Chair and Chief Financial Officer of U.S. Bancorp.
Revathi N. Dominski
Ms. Dominski, 54, is Senior Executive Vice President and Chief Social Responsibility Officer of U.S. Bancorp and President of the U.S. Bank Foundation. Ms. Dominski has served as Senior Executive Vice President and Chief Social Responsibility Officer since April 2023. She joined U.S. Bancorp in June 2015 as President of the U.S. Bank Foundation and Senior Vice President of Corporate Social Responsibility.
Sekou Kaalund
Mr. Kaalund, 49, is Senior Executive Vice President, Head of Branch and Small Business Banking of U.S. Bancorp. Mr Kaalund previously was Executive Vice President from December 2022 to January 2025 and has served as Head of Branch and Small Business Banking since joining U.S. Bancorp in December 2022. Prior to joining U.S. Bancorp, he served as the Head of Consumer Banking for the Northeast Division at JPMorgan Chase from September 2020 to December 2022. He served as Managing Director and Head of Advancing Black Pathways at JPMorgan Chase from August 2018 to September 2020 and was a Managing Director across several areas in the Corporate Investment Bank at JPMorgan Chase, including U.S. Public and Corporate Pensions and Global Private Equity and Real Estate Fund Services, from July 2007 to September 2020.
Gunjan Kedia
Ms. Kedia, 54, is President of U.S. Bancorp and a member of U.S. Bancorp’s Board of Directors. Ms. Kedia has served as President since May 2024. From June 2023 to May 2024, she served as Vice Chair, Wealth, Corporate, Commercial and Institutional Banking, of U.S. Bancorp. From December 2016 to June 2023, she served as Vice Chair, Wealth Management and Investment Services, of U.S. Bancorp. In April 2025, she will assume the additional role of Chief Executive Officer.
Courtney Kelso
Ms. Kelso, 47, is Senior Executive Vice President, Head of Payments: Consumer and Small Business of U.S. Bancorp. Ms. Kelso has served in this position since joining U.S. Bancorp in February 2025. Prior to joining U.S. Bancorp, she served as Executive Vice President and Head of Card Products, Global Commercial Services at American Express from February 2021 to February 2024. From February 2018 to February 2021, she served as Senior Vice President of US Small Business, Co-Brand and Corporate Cards, Global Commercial Services at American Express.

152 U.S. Bancorp 2024 Annual Report

Felicia La Forgia
Ms. La Forgia, 56, is Senior Executive Vice President, Head of the Institutional Client Group (ICG) of U.S. Bancorp. Ms. La Forgia previously was Executive Vice President from July 2016 to January 2025 and has served as Head of ICG since June 2024. From June 2020 to June 2024, she served as Head of Corporate Banking of U.S. Bancorp.
Stephen L. Philipson
Mr. Philipson, 46, is Senior Executive Vice President, Head of Wealth, Corporate, Commercial and Institutional Banking (WCIB). Mr. Philipson has served as Head of WCIB since June 2024 and Senior Executive Vice President since April 2023. From April 2023 to June 2024, he served as Head of Global Markets and Specialized Finance of U.S. Bancorp. From October 2017 to April 2023, he served as Head of Fixed Income and Capital Markets of U.S. Bancorp.
Jodi L. Richard
Ms. Richard, 56, is Vice Chair and Chief Risk Officer of U.S. Bancorp. Ms. Richard has served in this position since October 2018. She served as Executive Vice President and Chief Operational Risk Officer of U.S. Bancorp from January 2018 until October 2018.
Arijit Roy
Mr. Roy, 48, is Senior Executive Vice President, Head of Consumer and Business Banking Products of U.S. Bancorp. Mr. Roy previously was an Executive Vice President from August 2023 to October 2024 and has served as Head of Consumer and Business Banking Products since July 2024. Prior to July 2024, he served as Head of Consumer and Segment Solutions since joining U.S. Bancorp in July 2022. Prior to joining U.S. Bancorp, he held various leadership positions at Truist, including Executive Vice President and Head of Consumer Products from April 2022 to July 2022, Executive Vice President of Deposits, Small Business Banking, Strategy and Analytics from July 2021 to April 2022, and Senior Vice President of Strategy, Digital Integration and Transformation from September 2019 to July 2021.

Mark G. Runkel
Mr. Runkel, 48, is Senior Executive Vice President, Head of Payments: Merchant and Institutional. Mr. Runkel has served in this position since January 2025. From August 2021 to January 2025, he served as Chief Transformation Officer of U.S. Bancorp. From December 2013 to August 2021, he served as Senior Executive Vice President and Chief Credit Officer of U.S. Bancorp.
John C. Stern
Mr. Stern, 46, is Senior Executive Vice President and Chief Financial Officer of U.S. Bancorp. Mr. Stern has served as Senior Executive Vice President since April 2023 and Chief Financial Officer since September 2023. He also served as Head of Finance of U.S. Bancorp from May 2023 to August 2023. He served as Executive Vice President of U.S. Bancorp from July 2013 through April 2023. From May 2021 until May 2023, he served as President of the Global Corporate Trust and Custody business of U.S. Bancorp. Previously, he served as Treasurer of U.S. Bancorp from July 2013 to May 2021.
Dominic V. Venturo
Mr. Venturo, 58, is Senior Executive Vice President and Chief Digital Officer of U.S. Bancorp. Mr. Venturo has served in this position since July 2020. From January 2015 until July 2020, he served as Executive Vice President and Chief Innovation Officer of U.S. Bancorp.

153

Directors
Andrew Cecere1,6
Chairman and Chief Executive Officer
U.S. Bancorp
Warner L. Baxter1,2,3
Retired Executive Chairman and Former Chairman,
President and Chief Executive Officer
Ameren Corporation
(Energy)
Dorothy Bridges1,5,6
Chief Executive Officer
Metropolitan Economic Development Association (Meda)
(Economic Development)
Elizabeth L. Buse2,6
Former Chief Executive Officer
Monitise plc
(Financial services)
Alan B. Colberg2,5
Retired President and Chief Executive Officer
Assurant, Inc.
(Financial services and specialty insurance)
Kimberly N. Ellison-Taylor2,5
Founder and Chief Executive Officer
KET Solutions, LLC
(Technology)
Aleem Gillani2,6
Retired Corporate Executive Vice President and
Chief Financial Officer
SunTrust Banks, Inc.
(Financial services)
Kimberly J. Harris1,3,4
Retired President and Chief Executive Officer
Puget Energy, Inc.
(Energy)
Roland A. Hernandez1,3,4
Founding Principal and Chief Executive Officer
Hernandez Media Ventures
(Media)
Gunjan Kedia1
President
U.S. Bancorp
Richard P. McKenney4,6
President and Chief Executive Officer
Unum Group
(Financial protection benefits)
Yusuf I. Mehdi5,6
Executive Vice President,
Consumer Chief Marketing Officer
Microsoft Corporation
(Technology)
Loretta E. Reynolds5,6
Founder and Chief Executive Officer
LEReynolds Group, LLC
(Information Technology)
John P. Wiehoff1,6
Retired Chairman and Chief Executive Officer
C.H. Robinson Worldwide, Inc.
(Transportation and logistics services)
Scott W. Wine1,3,4
Former Chief Executive Officer
CNH Industrial N.V.
(Agricultural machinery)

1.Executive Committee
2.Audit Committee
3.Compensation and Human Resources Committee
4.Governance Committee
5.Public Responsibility Committee
6.Risk Management Committee

154 U.S. Bancorp 2024 Annual Report